Form 20-F
period 2014-12-31
ANGLOGOLD ASHANTI LTD
filed 2015-04-02
CIK 1067428

As filed with the Securities and Exchange Commission on 02 April 2015

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

FOR THE FINANCIAL YEAR ENDED 31 December 2014

Commission file number: 1-14846

AngloGold Ashanti Limited

(Exact Name of Registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organisation)

76 Jeppe Street, Newtown, Johannesburg, 2001

(P.O. Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Kandimathie Christine Ramon, Chief Financial Officer, Telephone: +27 11 6376019

E-mail: cramon@anglogoldashanti.com, 76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa

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

Ordinary Shares of 25 ZAR cents each	404,010,360
E Ordinary Shares of 25 ZAR cents each	-
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

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

PRESENTATION OF INFORMATION

AngloGold Ashanti Limited

In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold, AngloGold Ashanti, AGA, the company, the Company and the group are references to AngloGold Ashanti Limited including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti has prepared and filed annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in the English language since 1998. These financial statements are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the New York, Australian and Ghana stock exchanges.

Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € and Euro are to the lawful currency of the European Union, references to C$ or CAD are to the lawful currency of Canada, references to ARS and Argentinean peso are to the lawful currency of Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to NAD are to the lawful currency of Namibia, references to Tsh are to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or Gh¢ are to the lawful currency of Ghana.

See “Item 3A.: Selected financial data – Exchange rate information” for historical information regarding the US dollar/South African rand exchange rate. On 23 March 2015, the interbank US dollar/South African rand exchange rate as reported by OANDA Corporation was R11.99/$1.00.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs”,“all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” which have been determined using industry guidelines and practices and are not IFRS measures. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. The Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics. The calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of selected terms – Financial terms – Total cash costs”, “Total production costs”, “All-in sustaining costs” and “All-in costs”.

Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders, equity shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings and business and operational risk management and other factors as described in “Item 3D.: Risk factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

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

Financial terms

All-in costs: All-in Costs are All-in Sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine. Non-sustaining costs are those costs incurred at new operations and costs related to ‘major projects’ at existing operations where these projects will materially increase production. All-in costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

All-in Sustaining costs: During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. “All-in sustaining costs” is an extension of the existing “cash cost” metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

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

Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania), Australasia, and the Americas (Argentina, Brazil and United States of America).

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

Currencies

$, US$ or dollar	United States dollars
ARS	Argentinean peso
A$ or AUD	Australian dollars
BRL	Brazilian real
C$ or CAD	Canadian dollars
€ or Euro	European Euro
GHC, cedi or ¢	Ghanaian cedi
NAD	Namibian dollars
Tsh	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
bn	Billion
CDI	Chess Depositary Interests
CHESS	Clearing House Electronic Settlement System
CLR	Carbon Leader Reef
DMTNP	Domestic medium-term notes programme
DRC	Democratic Republic of the Congo
ERP	Enterprise resource planning
FIFR	Fatal injury frequency rate
G or g	Grams
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards as issued by the IASB
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited (Johannesburg Stock Exchange)
King III	The King Code on Corporate Governance for South Africa
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Squared kilometres
Koz	Thousand ounces
LIBOR	London Interbank Offer Rate
M or m	Metre or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
The Companies Act	South African Companies Act, No. 71 of 2008, as amended
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
US/USA/United States	United States of America
US GAAP	U.S. Generally Accepted Accounting Principles
VCR	Ventersdorp Contact Reef

Note: Rounding of figures in this report may result in computational discrepancies.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended and as at 31 December 2014, 2013 and 2012 has been derived from, and should be read in conjunction with, the IFRS financial statements included under Item 18 of this annual report. The selected financial information for the years ended and as at 31 December 2010 and 2011 has been derived from the IFRS financial statements not included in this annual report.

The financial statements have been prepared under IFRS.

	Year ended 31 December
	2014	2013	2012	2011	2010 (1)
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated income statement
Revenue	5,378	5,708	6,632	6,925	5,514
Gold income	5,218	5,497	6,353	6,570	5,334
Cost of sales	(4,190)	(4,146)	(3,964)	(3,892)	(3,550)
Gain (loss) on non-hedge derivatives and other commodity contracts	15	94	(35)	(1)	(702)
Gross profit	1,043	1,445	2,354	2,677	1,082
Corporate administration, marketing and other expenses	(92)	(201)	(291)	(278)	(220)
Exploration and evaluation costs	(144)	(255)	(395)	(279)	(198)
Other operating expenses	(28)	(19)	(47)	(31)	(20)
Special items	(260)	(3,410)	(402)	163	(126)
Operating profit (loss)	519	(2,440)	1,219	2,252	518
Dividends received	-	5	7	-	-
Interest received	24	39	43	52	43
Exchange gain	(7)	14	8	2	3
Finance costs and unwinding of obligations	(278)	(296)	(231)	(196)	(166)
Fair value adjustment on $1.25bn bonds	(17)	(58)	-	-	-
Fair value adjustment on option component of convertible bonds	-	9	83	84	(1)
Fair value adjustment on mandatory convertible bonds	-	356	162	104	(55)
Share of associates and joint ventures’ (loss) profit	(25)	(162)	(30)	72	63
Profit (loss) before taxation	216	(2,533)	1,261	2,370	405
Taxation	(255)	333	(346)	(737)	(276)
(Loss) profit for the year	(39)	(2,200)	915	1,633	129

Allocated as follows
Equity shareholders	(58)	(2,230)	897	1,587	76
Non-controlling interests	19	30	18	46	53
	(39)	(2,200)	915	1,633	129
Basic (loss) earnings per ordinary share (cents)	(14)	(568)	232	411	20

Diluted (loss) earnings per ordinary share (cents)	(14)	(631)	177	355	20

Dividend per ordinary share (cents)	-	10	56	34	18

(1)	As originally published in home country.

	As at 31 December
	2014	2013	2012	2011	2010(1)
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated balance sheet data
ASSETS
Non-current assets
Tangible assets	4,863	4,815	7,776	6,545	6,180
Intangible assets	225	267	315	210	194
Investments in associates and joint ventures	1,427	1,327	1,047	691	622
Other investments	126	131	167	186	237
Inventories	636	586	610	410	345
Trade and other receivables	20	29	79	76	152
Derivatives	-	-	-	-	1
Deferred taxation	127	177	97	79	20
Cash restricted for use	36	31	29	23	33
Other non-current assets	25	41	7	9	9
	7,485	7,404	10,127	8,229	7,793
Current assets
Other investments	-	1	-	-	-
Inventories	888	1,053	1,213	998	890
Trade and other receivables	278	369	472	354	247
Current portion of other non-current assets	-	-	-	-	1
Cash restricted for use	15	46	35	35	10
Cash and cash equivalents	468	648	892	1,112	575
	1,649	2,117	2,612	2,499	1,723
Non-current assets held for sale	-	153	-	21	16
	1,649	2,270	2,612	2,520	1,739

Total assets	9,134	9,674	12,739	10,749	9,532

EQUITY AND LIABILITIES
Share capital and premium	7,041	7,006	6,742	6,689	6,627
Accumulated losses and other reserves	(4,196)	(3,927)	(1,269)	(1,706)	(2,638)
Shareholders’ equity	2,845	3,079	5,473	4,983	3,989
Non-controlling interests	26	28	21	137	124
Total equity	2,871	3,107	5,494	5,120	4,113

Non-current liabilities
Borrowings	3,498	3,633	2,724	2,456	2,569
Environmental rehabilitation and other provisions	1,052	963	1,238	782	589
Provision for pension and post-retirement benefits	147	152	221	195	191
Trade, other payables and deferred income	15	4	10	14	17
Derivatives	-	-	10	93	176
Deferred taxation	567	579	1,084	1,148	900
	5,279	5,331	5,287	4,688	4,442
Current liabilities
Borrowings	223	258	859	32	135
Trade, other payables and deferred income	695	820	979	751	705
Bank overdraft	-	20	-	-	-
Taxation	66	81	120	158	134
	984	1,179	1,958	941	974
Non-current liabilities held for sale	-	57	-	-	3
	984	1,236	1,958	941	977

Total liabilities	6,263	6,567	7,245	5,629	5,419
Total equity and liabilities	9,134	9,674	12,739	10,749	9,532
Number of ordinary shares as adjusted to reflect changes in share capital	404,010,360	402,628,406	383,320,962	382,242,343	381,204,080
Share capital (exclusive of long-term debt and redeemable preference shares)	16	16	16	16	16
Net assets	2,871	3,107	5,494	5,120	4,113

(1)	As originally published in home country.

Annual dividends

The table below sets forth the amounts of interim, final and total dividends declared in respect of the past five years in cents per ordinary share.

Year ended 31 December(1)	2014	2013	2012	2011	2010
South African cents per ordinary share
First quarter	-	50	200	80	70
Second quarter	-	50	100	-	-
Third quarter	-	-	100	90	65
Fourth quarter	-	-	50	90	-
Total	-	100	450	260	135

US cents per ordinary share(2)
First quarter	-	5	26	11	9
Second quarter	-	5	12	-	-
Third quarter	-	-	12	12	9
Fourth quarter	-	-	6	11	-
Total	-	10	56	34	18

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

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On 23 March 2015, the interbank rate between South African rands and US dollars as reported by OANDA Corporation was R11.99/$1.00.

Year ended 31 December(2)	High	Low	Year end	Average (1)
2010	8.08	6.57	6.64	7.34
2011	8.60	6.49	8.14	7.27
2012	8.95	7.46	8.47	8.20
2013	10.51	8.47	10.49	9.63
2014	11.69	10.28	11.60	10.84
2015(3)	12.47	11.36		11.71

(1)	The average rate of exchange on the last business day of each month during the year.
(2)	Based on the interbank rate as reported by OANDA Corporation.
(3)	Through to 23 March 2015.

Exchange rate information for the months of (1)	High	Low
September 2014	11.26	10.63
October 2014	11.33	10.86
November 2014	11.27	10.92
December 2014	11.69	11.04
January 2015	11.71	11.39
February 2015	11.79	11.36
March 2015(2)	12.47	11.65

(1)	Based on the interbank rate as reported by OANDA Corporation.
(2)	Through to 23 March 2015.

3B.	CAPITALISATION AND INDEBTEDNESS

Not applicable.

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.	RISK FACTORS

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

AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulphuric acid. The compay’s current policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond the company’s control. For example, the market price of gold may change for a variety of reasons, including:

•	speculative positions taken by investors or traders in gold;
•	monetary policies announced or implemented by central banks, including the U.S. Federal Reserve;
•	changes in the demand for gold as an investment or as a result of leasing arrangements;
•	changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
•	changes in the supply of gold from production, divestment, scrap and hedging;
•	financial market expectations regarding the rate of inflation;
•	the strength of the U.S. dollar (the currency in which the gold price trades internationally) relative to other currencies;
•	changes in interest rates;
•	actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund;
•	gold hedging and de-hedging by gold producers;
•	global or regional political or economic events; and
•	the cost of gold production in major gold producing countries.

The market price of gold has been and continues to be significantly volatile. During 2014, the gold price traded from a low of $1,141 per ounce to a high of $1,382 per ounce. On 23 March 2015, the afternoon price for gold on the London Bullion Market was $1,186 per ounce. The price of gold is often subject to sharp, short-term changes; for example, during the period from Friday, 12 April 2013, through to Monday, 15 April 2013, the price of gold dropped by $228 per ounce.

During 2012 and 2013, a correlation existed between the central banks’ policies and the price of gold, with the price falling at the prospect of the end of quantitative easing in some of the main economies. For example, on 19 June 2013, Chairman Ben Bernanke of the Federal Reserve announced that the Federal Reserve may begin reducing its quantitative easing programme in 2013. During the course of the following week, the price of gold fell to $1,180 per ounce, its lowest level in 34 months. Furthermore, in the week following Janet Yellen’s announcement of the end of the quantitative easing programme of the Federal Reserve on 29 October 2014, the price of gold reached its annual low of $1,141 per ounce. Any future announcements or proposals by the Federal Reserve, or any of its board members or regional presidents or other similar officials, relating to any such reduction, may materially and adversely affect the price of gold and, as a result, AngloGold Ashanti’s financial condition and results of operations.

Like gold prices, gold demand can fluctuate materially from one year to the next, including in the countries that account for the highest gold consumption worldwide. For example, gold demand in China fell 38% in 2014 compared to 2013 according to the World Gold Council. Over the same period, demand for gold bars and coins fell by 50% both in China and in India. In China, the decline was due in part to the government’s anti-corruption programme, which put limited pressure on demand for gold ornaments and so-called “gift bars”. Whilst the considerable size of historical mined (i.e., above ground) stocks of the metal means that overall supply and demand of gold typically do not affect the gold price in the same manner or degree compared to other commodities, events that impact supply and demand may nonetheless affect gold’s market price. Demand for gold may be affected, in particular, by government policies, including taxes and duties. For example, over the course of 2013, the Indian Finance Ministry increased gold import duties from 2% to 10%, with the most recent increase to 10% occurring in August 2013. In addition, at least a fifth of gold imported into India must be exported. Such increases, and any similar import duty increases in India or other large gold importing countries, could adversely affect demand for, and consequently prices of, gold.

Furthermore, the shift in demand from physical gold to gold-related investments and speculative instruments may exacerbate the volatility of the gold price. For example, in March 2015, the Finance Ministry in India, which overtook China as the world’s largest consumer of gold in 2014, announced the creation of sovereign gold bonds as an alternative to the purchase of physical gold. Slower consumption of physical gold in India, resulting from a move toward gold-tracking investments or otherwise, may have an adverse impact on global demand for, and prices of, bullion.

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-term strategic decisions. Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A further sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment. Mines with marginal headroom may be subject to decreases in value that are other than temporary, which may result in impairment losses. During 2013, the company reviewed the carrying value of its mining assets (including ore stockpiles), goodwill and intangibles and, based on revised forecast gold prices, booked a charge of $3,245 million (2014: $12 million) in relation to impairments, derecognition and revaluation of net realisable value of its mining assets (including ore stockpiles), goodwill and intangibles. The market value of gold inventory may be reduced and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in reserve calculations and life of mine plans could also result in material impairments of the company’s investment in mining properties or a reduction in its Ore Reserves estimates and corresponding restatements of its Ore Reserves and increased amortisation, reclamation and closure charges.

The spot price of uranium has been volatile in past years. During 2014, the price varied between a low of approximately $28 per pound and a high of $44 per pound. On 23 March 2015, the spot price of uranium was $40 per pound. Uranium prices can be affected by several factors, including demand for nuclear reactors, uranium production shortfalls and restocking by utilities. Events like those surrounding the earthquake and tsunami that occurred in Japan in 2011 can also have a material impact on the price of and demand for uranium.

The price of silver has also experienced significant fluctuations. For example, from a high of $32 per ounce in January 2013, the price of silver declined to a low of $18 per ounce by June 2013. Additionally, after climbing back to $22 per ounce in February 2014, the price declined further to a low of $15 per ounce in November 2014. Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off-take, and silver coin minting. On 23 March 2015, the price of silver was $17 per ounce.

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

Gold is principally a U.S. dollar-priced commodity and most of the company’s revenues are realised in, or linked to, U.S. dollars, whilst production costs are largely incurred in the local currency where the relevant operation is located. Given the company’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the South African rand, Ghanaian cedi, Brazilian real, Argentinean peso and the Australian dollar. The weakness of the U.S. dollar against local currencies results in higher production costs in U.S. dollar terms. Conversely, the strengthening of the dollar lowers local production costs in U.S. dollar terms.

From time to time, AngloGold Ashanti may implement currency hedges intended to reduce exposure to changes in the foreign currency exchange. Such hedging strategies may not however be successful, and any of AngloGold Ashanti unhedged exchange payments will continue to be subject to market fluctuations.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, the company estimates that a 1% strengthening of all of the South African rand, Brazilian real, the Argentinean peso or the Australian dollar against the U.S. dollar will, other factors remaining equal, result in an increase in total cash costs of approximately $6 per ounce, or approximately 1%, of the company’s total cash costs.

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

AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel. Whilst, from time to time, AngloGold Ashanti may implement diesel hedges intended to reduce exposure to changes in the oil price, such hedging strategies may not always be successful, and any of the company’s unhedged diesel consumption will continue to be subject to market fluctuations.

The price of oil has been volatile, fluctuating between $55 and $115 per barrel of Brent Crude in 2014. As of 23 March 2015, the price of oil was at $54 per barrel of Brent Crude. AngloGold Ashanti estimates that for each U.S. dollar per barrel rise or fall in the oil price, other factors remaining equal, the total cash costs of all its operations change by approximately $0.78 per ounce. The cash costs of certain of the company’s mines, particularly Sadiola, Siguiri, Geita, Cripple Creek & Victor, and Tropicana are most sensitive to changes in the price of oil.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, the price of flat hot rolled coil (North American Domestic FOB) steel traded between $608 per tonne and $696 per tonne in 2014. On 23 March 2015, the price of flat hot rolled coil (North American Domestic FOB) was $481 per tonne.

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

Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, carbon taxation as well as unrest and potential conflict in the Middle East, amongst other factors, could result in increased demand or constrained supply and sharply escalating oil and energy prices.

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

In South Africa, the company’s operations are dependent on electricity supplied by one state-owned power generation company, Eskom. Electricity is used for most business and safety-critical operations that include cooling, hoisting and dewatering. Loss of power can therefore impact production, employee safety and prolonged outages could lead to flooding of workings and ore sterilisation. In 2008, Eskom and the South African government declared a national emergency and warned that they could no longer guarantee the availability of electricity due to a national supply shortage blamed on coal supply shortages and unplanned generation-set outages as a result of maintenance backlog and asset age. The entire country went into a programme of rolling blackouts and AngloGold Ashanti and other mining companies operating in South Africa were forced in late January until mid-March of 2008 to temporarily suspend mining operations.

A warning of the “very high” risk of blackouts was reissued at the start of 2011 and each year since. On 20 February 2014, Eskom declared a power emergency pursuant to its regulatory protocols to protect the national electricity grid. The power emergency was caused by the loss of additional generating units, reduced imports resulting from failure of power lines from Cohara Bassa in Mozambique and the extensive use of emergency reserves. Eskom alerted key industrial customers, including AngloGold Ashanti, asking them to reduce their load by a minimum of 10% during critical periods. Since February 2014, AngloGold Ashanti has reduced its electricity consumption in South Africa by more than 10% measured in Gigawatt usage. Then, in November 2014, Eskom reintroduced a schedule of rolling blackouts, or “load shedding”. Whilst a national energy conservation programme is in place, Eskom cannot guarantee that there will be no power interruptions and is again facing very tight supply reserve margins in 2015, which can be expected to continue for many years to come.

Furthermore, the power supply to the company’s South African operations has been and may be curtailed or interrupted again in the future for reasons other than government action. For example, lightning or other damage to power stations can also result in power interruptions at the company’s operations. In this regard, AngloGold Ashanti’s two main operational sites in the West Wits region in South Africa had all main power interrupted between 13 March 2013 and 15 March 2013 after a fire caused by lightning damaged a transformer at a main regional substation.

Eskom and the National Energy Regulator of South Africa (“NERSA”) recognise the need to increase electricity supply capacity and a series of tariff increases and proposals have been enacted to assist in the funding of this expansion. NERSA originally approved an increase of 24.8% for 2010, 25.8% for 2011, 25.9% for 2012, and 16.0% for 2013. The actual increase implemented for 2012 was lowered to 16.09% after government intervention. In 2013, NERSA announced that Eskom would be allowed to increase electricity tariffs for the five-year period that began in April 2013 at an average yearly increase of 8%, which was half of that sought by the utility in its application. In October 2014, NERSA granted a 12.69% increase in electricity prices with effect from April 2015.

There can be no assurance as to the existence or nature of any government intervention with respect to tariff increases in the future. Other difficulties at Eskom, relating to a large financial deficit, may result in additional tariff increases. As energy represents a large proportion of the company’s operating costs in South Africa, these increases have had, and any future increases will have, a materially adverse impact on the cash costs of its South African operations.

The company has also identified a risk of energy shortages in Argentina, Brazil, Ghana and the DRC. All the company’s mining operations in Ghana depend on hydroelectric power supplied by the state-controlled Volta River Authority (“VRA”), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema. Ghana has a major power generation deficit that has resulted in significant load shedding across the country. For example, the company experienced extended power interruptions in Ghana in the first quarter of 2014, which limited access to higher grade areas. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA’s primary generation source, may be curtailed as occurred in 1998, 2006 and 2007. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. Recent disruptions in natural gas supply from Nigeria, via the West Africa Gas Pipeline, has led to some reduction in thermal generation capacity and the use of more expensive light crude oil which is putting upward pressure on power tariffs. In the past, the VRA has obtained power from neighbouring Côte d’Ivoire, which has intermittently experienced political instability and civil unrest. AngloGold Ashanti negotiates rates directly with the VRA and the VRA may not agree to a satisfactory rate during future rounds of negotiations.

In Brazil, severe water shortages from low rainfall have been experienced in 2014 and 2015 and are expected to adversely affect hydro-electrical power generation.

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

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. Despite signs of economic recovery in certain geographic markets, global financial markets have experienced considerable volatility from uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns remain regarding the sustainability of the European Monetary Union and its common currency, the Euro, in their current form, as well as the negative impacts of the downgrade of the sovereign credit rating of the Republic of South Africa in 2012, 2013 and 2014. These conditions and other disruptions to international credit markets and financial systems caused a loss of investor confidence and resulted in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Although aggressive measures taken by governments and central banks have recently corresponded with signs of economic recovery, any such recovery may remain limited in geographic scope. A significant risk also remains that this recovery could be slow or that the global economy could quickly fall back into an even deeper and longer lasting recession or even a depression. Recently, the credit ratings of some of the largest South African banks were downgraded by a major credit rating agency. Any significant weakening of the South African banking system could have a negative effect on the overall South African economy.

Global economic turmoil, or the expectation that economic turmoil could worsen, could have follow-on effects on AngloGold Ashanti’s business that include inflationary cost pressures, interest rate fluctuations and commodity market fluctuations. Other effects that could negatively affect AngloGold Ashanti’s financial results and results of operations include, for example:

•	the insolvency of key suppliers or contractors, which could result in contractual breaches and a supply chain breakdown;
•	the insolvency of one or more joint venture partners, which could result in contractual breaches and disruptions at the operations of the company’s joint ventures;
•

changes in other income and expense, which could vary materially from expectations, depending on gains or losses realised on the sale or exchange of financial instruments and impairment charges that may be incurred with respect to investments;

•	AngloGold Ashanti’s defined benefit pension fund may not achieve expected returns on its investments, which could require the company to make substantial cash payments to fund any resulting deficits;
•	a reduction in the availability of credit, which may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly;
•	exposure to the liquidity and insolvency risks of the company’s lenders and customers; and
•	impairments.

In addition to the potentially adverse impact on the profitability of the company’s operations, any deterioration in or increased uncertainty regarding global economic conditions may increase volatility or negatively impact the market value of its securities.

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

Like other mining companies, AngloGold Ashanti’s profitability depends partly on the actual costs of developing and operating its mines, which may differ significantly from estimates determined at the time the relevant project was approved following completion of its feasibility study. Development of the company’s mining projects may also be subject to unexpected problems and delays that could increase the development and operating costs of the relevant project. In addition, a decrease in budgets relating to current or medium-term exploration and development could increase its development and operating costs in the long-term.

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

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditures are to a significant extent driven by the cost of commodity inputs consumed in mining, including fuel, chemical reagents, explosives, tyres and steel, and also by credits from by-products, such as silver and uranium. They could also fluctuate considerably as a result of changes in the prices of mining equipment used in the construction and operation of mining projects.

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

AngloGold Ashanti may prove unable to successfully develop the La Colosa and Gramalote projects and the Nuevo Chaquiro deposit that is part of the Quebradona project in Colombia, as well as other potential exploration sites due to difficulties that could arise in relation to, for example, social and community opposition, litigation, ore body grades, definition of adequate reserves and resources, and the time taken to prove project feasibility that could result in the expiry of permits. For example, on 11 March 2013, Cortolima, a regional environmental authority in Colombia, issued an injunction against AngloGold Ashanti’s Colombian subsidiary, AngloGold Ashanti Colombia S.A. (“AGAC”), alleging that the subsidiary was operating without proper permits and was engaging in activity that was harmful to the environment. Furthermore, at around the same period in time, access to an AngloGold Ashanti drilling site was blockaded by residents of a nearby community. AGAC’s subsequent request to have the injunction annulled was denied by the Director of Cortolima on 27 May 2013, and as a result, the injunction remains in place. While the injunction remains in place, AGAC is unable to engage in certain activities related to the La Colosa project. In July 2013, local residents of a nearby community, as well as local and regional government, voted in a non-binding referendum to prevent certain mining activities in the Piedras municipality. Local authorities have attempted to introduce regulatory measures seeking to implement such preventative measures and AGAC has initiated legal proceedings challenging such measures. As a result, protracted litigation may ensue, which could adversely affect the company’s ability to conduct any mining or related activities in that area. Refer “Item 8A: Legal Proceedings – Colombia”.

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

AngloGold Ashanti must continually replace Ore Reserves depleted by mining and production to maintain or increase production levels in the long term. This is undertaken by exploration activities that are speculative in nature. The ability of the company to sustain or increase its present levels of gold production depends in part on the success of its projects and it may be unable to sustain or increase such levels.

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

The increased overall demand for gold and other commodities, combined with a declining rate of discovery of new gold Ore Reserve in recent years, has resulted in the accelerated depletion of the existing Ore Reserve across the global gold sector. AngloGold Ashanti therefore faces intense competition for the acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of an Ore Reserve, development properties or operating mines, either as stand-alone assets or as part of existing companies. AngloGold Ashanti’s decision to acquire these properties has been based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the Ore Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the Ore Reserve.

As a result of these uncertainties and declining grades, the company’s exploration and acquisitions may not result in the expansion or replacement of current production or the maintenance of its existing Ore Reserve net of production or an increase in Ore Reserve. AngloGold Ashanti’s results of operations and financial condition are directly related to the success of its exploration and acquisition efforts and the ability to replace or increase the existing Ore Reserve as it is depleted. If the company is not able to maintain or increase its Ore Reserve, its results of operations as well as its financial condition and prospects could be adversely affected.

Mining companies face many risks related to their operations that may adversely impact cash flows and overall profitability.

Gold mining is susceptible to events that may adversely impact a mining company’s ability to produce gold and meet production and cost targets. These events include, but are not limited to:

•	environmental, as well as health and safety, incidents during exploration, production or transportation resulting in injury, loss of life or damage to equipment;
•	ground and surface water pollution;
•	social or community disputes or interventions;
•	security incidents;
•	surface or underground fires or explosions;
•	electrocution;
•	falls from heights and accidents relating to mobile machinery, including shaft conveyances and elevators, drilling blasting and mining operations;

•	labour force disputes and disruptions;
•	loss of information integrity or data;
•	activities of illegal or artisanal miners;
•	shortages in material and equipment;
•	mechanical failure or breakdowns and ageing infrastructure;
•	failure of unproven or evolving technologies;
•	energy and electrical power supply interruptions or rationing;
•	unusual or unexpected geological formations, ground conditions, including lack of mineable face length and ore-pass blockages;
•	water ingress and flooding;
•	process water shortages;
•	metallurgical conditions and gold recovery;
•	unexpected decline of ore grade;
•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
•	fall-of-ground accidents in underground operations;
•	cave-ins, sinkholes, subsidence, rock falls, rock bursts or landslides;
•	failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings dam walls;
•	legal and regulatory restrictions and changes to such restrictions;
•	safety-related stoppages;
•	gold bullion or concentrate theft;
•	corruption, fraud and theft;
•	allegations of human rights abuses;
•	seismic activity; and
•	other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

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

Seismic activity may also cause a loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damages and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in August 2014, mining operations at the Great Noligwa and Moab Khotsong mines were suspended following a magnitude 5.3 earthquake. Operations at Mine Waste Solutions were also suspended and the Kopanang mine was taken offline for a limited time as a safety precaution. The company estimates that the earthquake resulted in lost output of approximately 30,000oz of gold. Also, in early 2011, mining of the Ventersdorp Contact Reef shaft pillar at Tau Tona was suspended following a significant seismic event. New equipment had to be purchased and the shutdown contributed to the decline in the operational output of the mine as compared to the previous year.

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

Establishing infrastructure for the company’s development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary cooperation from national and regional governments, none of which can be assured.

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

AngloGold Ashanti’s gold mining operations are subject to extensive health and safety laws and regulations in every jurisdiction in which it operates. These laws and regulations are, along with international and industry standards, designed to protect and improve the safety and health of employees and require the company to undertake and fund extensive compliance measures.

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

In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, so-called “Section 54 safety stoppages” have become a significant issue as an enforcement mechanism used by the Department of Mineral Resources Mining Inspectorate whose inspectors routinely issue such notices. For example, in 2014, 57 notices were issued that had a material adverse impact on production at the company’s mines. Safety-related stoppages resulted in the direct loss of 72,900, 72,400, 32,800 and 47,100 ounces of gold production from the South African region operations during 2011, 2012, 2013 and 2014 respectively.

AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of “social licence to operate”, and could adversely impact mining companies’ financial condition.

As a result of public concern about the perceived ill effects of economic globalisation, businesses in general and large multinational mining corporations in particular face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that whilst they seek a satisfactory return on investment for shareholders, human rights are respected and other social partners, including employees, host communities and more broadly the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have, or have, a high impact on their social and physical environment. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in additional operating costs, reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal.

Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. As the impacts of dust generation, waste storage, water pollution or shortage, in particular, may be immediate and directly adverse to those communities, poor environmental management practices, or adverse changes in the supply or quality of water can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, opposition to mining activity in the Tolima province of Colombia, which hosts the La Colosa deposit, has centred on the perception that large-scale mining activity will have a detrimental impact on the region’s river systems.

Mining operations must be designed to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations or by relocating the affected people to an agreed location. Responsive measures may also include the full restoration of livelihoods of those impacted. In addition, AngloGold Ashanti is obliged to comply with the terms and conditions of all the mining rights it holds. In this regard the Social and Labour plan provisions of its mining rights in South Africa must make provision for local economic development (“LED”) programmes. The LED programmes must take into account the key economic activities of the area in which AngloGold Ashanti operates its mines, the impact its mines will have on the local and labour-sending communities, various infrastructure and poverty eradication projects its mines may be supporting in connection with integrated development plans in the areas its mines operate and also must provide for measures that assist in addressing housing and living conditions of its employees.

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical as well as potential future environmental or health impacts in those areas. For example, certain parties, including non-governmental organisations, community groups and institutional investors, have raised concerns and, in the case of some individuals in Obuasi, threatened or commenced litigation, relating to air pollution or surface and groundwater quality, amongst other issues, in the area surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste.

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

Mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate, in addition to international standards. These regulations and standards establish limits and conditions on a miner’s ability to conduct its operations and govern, amongst other things, extraction, use and conservation of water resources; air emissions (including dust control); water treatment and discharge; regulatory and community reporting; clean-up of contamination; community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings.

The cost of compliance with environmental laws and regulations is expected to continue to be significant to AngloGold Ashanti. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental laws and regulations or the terms of AngloGold Ashanti’s permits. For example, the Ghana Environmental Protection Agency (“Ghana EPA”) permit for AngloGold Ashanti’s operations at Obuasi expired on 31 March 2014. AngloGold Ashanti filed its application for permit renewal in September 2013, 6 months prior to the expiry date, as required by law, by submitting an Environment Management Plan (EMP), but the Ghana EPA did not issue a new permit before the expiry date, citing uncertainties about the future of the Obuasi operation. AngloGold Ashanti has been in communication with the Ghana EPA regarding this issue. Concurrently, as a result of the complex challenges faced by the Obuasi mine, the company has adopted a new approach to securing the long term future of the mine. As part of this effort, on 18 July 2014 it submitted an Amendment to Programme of Mining Operations (APMO), which details technical, environmental, financial and social details around the transition of its Obuasi operation, to the Government of Ghana and key regulators, that was approved subject to certain conditions. An amended EMP to supersede the one submitted in September 2013 was submitted at the same time to the Ghana EPA but no response has as yet been received. The company can give no assurance that the EMP will be approved in the forms submitted or at all.

In addition, unknown environmental hazards may exist on the company’s properties which may have been caused by previous owners or operators. An incident at AngloGold Ashanti’s operations could lead to obligations to remediate environmental contamination and claims for property damage and personal injury from adjacent communities and other consequences. Incidents at AngloGold Ashanti’s operations and other companies’ operations could result in the tightening of regulatory requirements and restrictions applicable to AngloGold Ashanti’s mining operations.

For example, in 2010, AngloGold Ashanti’s Obuasi mine in Ghana suspended gold processing operations for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge. Brief stoppages after environmental incidents, such as pipeline failures, have occurred more recently at that mine. Furthermore, following a temporary suspension of operations at the Iduapriem mine, the company, with the approval of the Ghana Environmental Protection Agency, constructed an interim tailings storage facility for tailings deposition for a year whilst a new tailings storage facility was being constructed.

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

For example, in Colombia, various plaintiffs, including associations that represent local communities, brought legal proceedings against AngloGold Ashanti Colombia S.A. (“AGAC”) alleging that AGAC violated applicable environmental laws in connection with the La Colosa project. If the plaintiffs were to prevail, AGAC’s three core concession contracts relating to the La Colosa project may be cancelled. AGAC would be required to abandon the La Colosa project and all other existing mining concession contracts and pending proposals for new mining concession contracts of AGAC, though not those of other companies of the AngloGold Ashanti group operating in Colombia. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. See “Item 8A: Legal Proceedings”.

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

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits that govern usage and require, amongst other things, that mining operations maintain certain water quality upon discharge. Water quality and usage are areas of concern globally, such as with respect to the company’s mining operations in Ghana and South Africa and its exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure by the company to secure access to suitable water supplies, or achieve and maintain compliance with applicable requirements of the permits or licenses, could result in curtailment or halting of production at the affected operation. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by the company to comply with water contamination rehabilitation directives may result in further, more stringent, directives being issued against the company, which may, in some cases, result in a temporary or partial shutdown of some of the company’s operations. Water scarcity has been identified as a significant risk at AngloGold Ashanti’s U.S. operation in particular. Production at the Cripple Creek & Victor Gold Mining Company’s Cresson mine was adversely affected by a severe drought from 2010 through 2013, when the lack of water reduced percolation through the heap-leach pad, which curtailed production and productivity.

Mining and mineral processing operations generate waste rock and tailings. The impact of dust generation, breach, leak, or failure of a waste rock or tailings storage facility, can be significant. An incident at AngloGold Ashanti’s operations could lead to, amongst others, obligations to remediate environmental contamination and claims for property damage and personal injury from adjacent communities. Incidents at other companies’ operations could result in governments tightening regulatory requirements and restricting mining activities.

Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the impacted areas. Estimates of the total ultimate closure, reclamation and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing infrastructure and facilities design and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse impact on AngloGold Ashanti’s financial condition.

AngloGold Ashanti’s discounted environmental rehabilitation liability was $851 million as at 31 December 2014 compared with $728 million as at 31 December 2013. The changes were a consequence of a number of factors, most notably a decrease in the group discount rate used in the calculation of the obligation and changes in the timing of the future cash outflows relating to the obligation. The group discount rate decreased as a result of adjustments to both country, e.g., South Africa, and company credit ratings. Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information. Estimates may, however, be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows. Further, sudden changes in a life of mine plan or the accelerated closure of a mine may give rise to the recognition of liabilities that are not anticipated.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (“GHGs”) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. Currently, a number of international and national measures to address or limit GHG emissions, including the Bali Action Plan and the Durban Platform, are in various phases of discussion or implementation in the countries in which the company operates. In particular, the Durban Platform commits all parties to the conference to develop a global mitigation regime which could take effect in 2020, with the specific terms of that legally binding accord, including individual targets, to be finalised by 2015. These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. In February 2012, the South African Minister of Finance announced the intention to introduce a carbon tax in 2015, which was followed by the publication of a carbon tax policy paper in 2013. However, the Minister of Finance later announced that the carbon tax would not be introduced until 2016. Other countries, including Brazil and the United States, have passed or are considering GHG trading or tax schemes, and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined.

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

Compliance with “conflict minerals” and “responsible gold” legislation and standards could result in significant costs.

More stringent standards relating to “conflict minerals” and “responsible” gold that include the: U.S. Dodd-Frank Act, European proposal for self-certification for importers of gold, Organisation for Economic Cooperation and Development Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, World Gold Council Conflict Free Gold Standard and London Bullion Market Association Responsible Gold Guidance have been introduced.

Any such legislation and standards may result in significant costs to ensure and demonstrate compliance, and difficulties in the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to “scrap” or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold. As a result of the uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a “conflict mineral” would be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti’s financial results.

Mining operations and projects are vulnerable to supply chain disruption with the result that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

AngloGold Ashanti’s operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment and metallurgical plant, as well as transportation delays. Import restrictions, such as those introduced by the Argentine government since 2011, can also delay the delivery of parts and equipment. In the past, the company and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. AngloGold Ashanti has also experienced increased delivery times for these items. Shortages have resulted in unanticipated price increases and production delays and shortfalls, resulting in a rise in both operating costs and in the capital expenditure necessary to maintain and develop mining operations.

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

The Siguiri mine has been impacted as a result of the Ebola virus outbreak since 2014 in Western Africa, where certain crisis management measures were implemented. Whilst no employees have been infected and operations have continued despite the outbreak, five people in the village at Siguiri have been infected since the outbreak started. These cases were detected by authorities and contained through a quarantine programme. In addition to an extensive education campaign, the mine conducted daily screenings at its entrances, including as daily questionnaire to check the status of staff and family members. Nevertheless, crisis management measures may be insufficient to contain current or future outbreaks. Furthermore, AngloGold Ashanti cannot guarantee that the supply chain and/ or operations will not be adversely affected by the Ebola outbreak and that there will be no knock-on effects such as severe food shortages and social impact. Export restrictions could similarly adversely impact the company’s financial condition and results of operations.

Concerns about the integrity or reliability of the London Gold Fix, even if eventually shown to be without merit, could adversely affect investor interest in gold and confidence in the gold market

AngloGold Ashanti relies on a liquid market for gold in which trades are made relative to a benchmark known as the London Gold Fix (the “Fix”) set by a group of five fixing banks that match buy and sell orders. Following a series of allegations regarding the possible manipulation of the Fix by fixing banks, German and United Kingdom regulators are reviewing the fixing process. Separately, several lawsuits have been filed against fixing banks alleging that they have colluded to manipulate the gold benchmark price. Whilst AngloGold Ashanti has no role in the operation of the Fix and has no responsibility for the conduct of the market-makers in the gold market, if the integrity of the gold benchmark were to be undermined it could affect the gold market, resulting in reduced demand for the company’s gold, greater volatility in gold prices and less liquidity in the gold market.

Diversity in interpretation and application of accounting literature in the mining industry may impact reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, there is diverse interpretation and application of accounting literature on mining-specific issues. AngloGold Ashanti, for example, capitalises drilling and costs related to defining and delineating a residual mineral deposit that has not been classified as a “Proven and Probable Reserve” at a development project or production stage mine. Some companies may, however, expense such costs.

As and when this diverse interpretation and application is addressed, the company’s reported results could be adversely impacted should the adopted interpretation differ from the position it currently follows.

Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, negative effects on AngloGold Ashanti’s reported financial results, and adversely affect its reputation.

AngloGold Ashanti’s operations must comply with the United States Foreign Corrupt Practices Act and similar anti-corruption and anti-bribery laws of the jurisdictions in which AngloGold Ashanti operates. There has been a substantial increase in the global enforcement of these laws and, recently, an increased focus on the actions of mining companies. Although AngloGold Ashanti has a compliance program in place designed to reduce the likelihood of violations of such laws, any violation could result in significant criminal or civil sanctions. Since the company operates globally in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks, its governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance practices.

AngloGold Ashanti’s Code of Business Principles and Ethics and Policy on Anti-Bribery and Anti-Corruption, amongst other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behaviour, including bribery or corruption, nor may guarantee compliance with legal and regulatory requirements, and breaches not detected by management.

Sanctions for failure by the company or others acting on its behalf to comply with these laws, regulations, standards and contractual obligations could include fines, penalties, imprisonment of officers, litigation, and loss of operating licences or permits, suspensions of operations and negative effects on AngloGold Ashanti’s reported financial results and may damage its reputation. Such sanctions could have a material adverse impact on the company’s financial condition and results of operations.

Breaches in information technology security and violations of data protection laws may adversely impact AngloGold Ashanti’s business.

AngloGold Ashanti maintains global information technology and communication networks and applications to support its business activities.

The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software, attempts to gain unauthorised access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of AngloGold Ashanti’s systems and networks or financial losses from remedial actions.

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

The interpretation and application of consumer and data protection laws in South Africa, the United States and elsewhere are uncertain and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with AngloGold Ashanti’s data practices. Complying with these various laws is difficult and could cause the company to incur substantial costs or require it to change its business practices in a manner adverse to its business.

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

AngloGold Ashanti’s employees in South Africa, Ghana, Guinea and Argentina which individually produced approximately 29%, 10%, 7% and 7% respectively, of the company’s total revenue in 2014, are highly unionised and unions are active at some of its other operations. Trade unions, therefore, have a significant impact on the company’s labour relations, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the company’s operations, particularly where the labour force is unionised or there is inter-union rivalry. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with retrenchments, strikes or labour unrest in other sectors of the economy and for political goals. Labour unrest in South Africa can also be fuelled by migrant labour conditions and mine worker debt levels. Furthermore, such labour disruptions may themselves affect or be perceived to affect local political and social stability. Acts of vandalism affecting mines and mine equipment are possible during periods of labour unrest.

For example, following a wave of labour unrest and unprotected strike action that took place throughout the South African mining, transport and agricultural sectors since early August 2012, workers from AngloGold Ashanti’s Kopanang mine, three West Wits mines and the Vaal River region’s other operations engaged in unprotected strikes in September 2012. More than 100,000 miners were involved in the strikes across the mining sector during the last four months of 2012. Workers at AngloGold Ashanti’s mines in South Africa have also staged sit-ins which prompted the company to suspend operations at some of its mines. These work stoppages pose significant safety risks and operating challenges. The protracted period of inactivity caused by the strike, coupled by the depth of the affected mines, complicated the consequent ramping up of production following the termination of the strikes and resulted in a lengthened ramp-up period to ensure employee safety. The unprotected strike action at the South African operations had an adverse impact on the company’s third quarter results and significantly adversely impacted its fourth quarter results. The company estimates that the unprotected strike action cost approximately 235,000 ounces in lost production due to the work stoppages and the slow ramp-up to full production. In late April 2013, a number of workers at Moab Khotsong and all workers at Mponeng failed to report for their shifts in a dispute over Saturday working arrangements but returned soon after. Subsequently around 600 workers were dismissed for disciplinary reasons after the strikes. The Labour Court is currently reviewing some of these dismissals. Furthermore, AngloGold Ashanti experienced a 48-hour strike at its Vaal River operations in September 2013.

In addition, the emergence of the Association of Mineworkers and Construction Union (“AMCU”), a relative newcomer with respect to AngloGold Ashanti’s South African operations and the gold sector as a whole, impacted productivity in 2013, as employees changed union affiliations and rivalry with the established National Union of Mineworkers increased. This was evidenced during the first half of 2013 by sporadic, unprotected work interruptions at some operations and some incidents of violence and intimidation. A drive to increase AMCU membership at the company’s Vaal River operations resulting in the AMCU achieving a majority, as exists at West Wits, could increase the risk of industrial action.

Lower production and payroll increases resulting from the labour disruptions have adversely impacted the financial performance of all South African operations, threatening viability in some cases, and similar disruptions in the future may have a material adverse effect on the company’s results of operations and financial condition. For example, subsequent to the 2012 strikes, AngloGold Ashanti, along with its major gold-producing peers in South Africa, increased the entry-level pay of employees; established a new pay category for equipment operators; provided an allowance for rock-drill operators; and increased pay by 2% for most categories of workers. The net impact of the settlement on the payroll cost for AngloGold Ashanti is $16 million per annum.

In South Africa, amendments to labour legislation have been proposed, which, if implemented, may have negative consequences for the company. For example, the proposed amendment with respect to labour brokers could mandate that labourers who are provided by labour brokers to perform certain services for the company could be viewed as AngloGold Ashanti’s employees, which could increase its labour costs and reduce operational flexibility.

In South Africa, the restructuring of mining operations that result in layoffs or redundancies are currently a highly contentious matter. Whilst the Department of Minerals and Energy does not have any statutory right on the basis of existing labour legislation to intervene in any such restructuring process, it may intervene by placing external pressure on mining companies in respect of the renewal or cancellation of their mining rights.

On 10 February 2014 workers employed by a contractor at Sadiola and Yatela went on a five day strike demanding improved redundancy payments. On 25 March 2014, the company signed an agreement to increase social benefits for workers at these mines. Furthermore, between 18 July 2012 and 20 July 2012, fourteen employees went on strike at Sadiola. Following the strike, the company’s joint venture in Mali has been involved in legal proceedings against the workers, which are ongoing.

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

In South Africa, the established practice is to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. In mid-July 2013, the Chamber of Mines of South Africa undertook wage negotiations on behalf of the gold sector. Wage negotiations were completed following the 48-hour strike at the company’s Vaal River operations and a wage agreement was extended to all employees irrespective of union affiliation. At present, the mining unions and gold mining companies in South Africa are in the second year of the latest two-year wage agreement, with the latest increases of up to 8% as well as increases in living-out allowances awarded to the majority of the workforce in September 2013. At the start of 2014, AMCU embarked upon protracted strike action in the platinum sector and served strike notices at three gold companies to challenge the extension of the 2013 Wage Agreement for AMCU members to obtain substantially higher wages, though the strike was later ruled unprotected. The next round of wage negotiations in South Africa is expected to begin in early 2015.

During 2014, approximately 60% of the company’s workforce, excluding contractors, was located in South Africa.

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

In each of the countries in which AngloGold Ashanti operates, the formulation or implementation of government policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and in extreme cases, nationalisation, expropriation or nullification of existing concessions, licenses, permits, agreements and contracts. In May 2012, for example, the Argentine government nationalised the oil company Yacimientos Petrolíferos Fiscales (“YPF”) by expropriating 51% of the shares from the majority Spanish shareholder.

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

Project implementation delays could result in licences not being renewed and the loss of mining rights. Some of AngloGold Ashanti’s mining concessions, authorisations, licences and permits are subject to expiry, limitations on renewal and various other risks and uncertainties. For example, the company experienced certification delays at Cripple Creek & Victor in the United States early in 2014, which increased costs and decreased annual production. In addition, any dispute with governments or other stakeholders, including labour unions, involving an AngloGold Ashanti operation, as a result of rationalisation efforts or otherwise, could negatively affect AngloGold Ashanti’s relationship with such government or stakeholders in respect of other operations within the same country, which could result in adverse consequences, including unfavourable regulatory action, claims and labour disputes. Such adverse consequences could be exacerbated due to the holding company structure of AngloGold Ashanti’s subsidiaries in some of the countries in which it operates.

In 2012, the DRC Mines Minister announced a reform of the DRC’s mining code. According to recent available data, the proposed laws seek to, amongst other things, increase the government stake in mining operations to 15% from the existing 5%, substantially increase royalties on some minerals, reduce in a significant way the protections AngloGold Ashanti currently enjoys on its projects in the DRC, impose new conditions on the company’s ability to retain and renew licences and introduce a 50% levy on certain profits. Should such laws be enacted in the future, these may have a material adverse impact on the company’s results of operations in the DRC.

Moreover, AngloGold Ashanti’s mining rights in South Africa may be suspended or cancelled by the Minister of Mineral Resources, and the company may be unable to obtain new mining rights if it breaches its obligations under the Mineral and Petroleum Resources Development Act (“MPRDA”). In particular, South Africa’s changing Black Economic Empowerment (“BEE”) policies may adversely affect both the terms of AngloGold Ashanti’s mining concessions, as well as its ability to conduct operations. Mining rights are linked to meeting various obligations that include the Revised Charter. Compliance with the Revised Charter is measured using a designated scorecard relating to equity ownership and management control of mining companies by historically disadvantaged South Africans (“HDSAs”) by no later than the end of 2014 and HDSAs must constitute 40% of all levels of management by 2014. In 2013, AngloGold Ashanti achieved all Mining Charter targets with the exception of senior management (33% versus the target of 40%) and in the procurement services area (57% versus the target of 60%).

Whilst AngloGold Ashanti believes that it is compliant with ownership targets that had to be achieved by the end of 2014, it has not yet received its scorecard from the government assessing its compliance with applicable requirements and it may need to make further progress to achieve future targets, including further participation by HDSAs in senior and top management levels, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development.

The company will incur expenses in giving further effect to the Revised Charter and the scorecard. AngloGold Ashanti may not meet all of the various requirements by the required dates. Additionally, the South African government may decide that the Mining Charter has not gone far enough to achieve its underlying goals and therefore decide to expand the obligations of mining companies thereunder and the Minister of Mineral Resources may opt to disregard certain historical BEE transactions in connection with its review of new mining rights applications. In March 2015, the Minister of Mineral Resources announced that the Department of Mineral Resources and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Charter, including the qualification of certain historical BEE transactions for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. Should AngloGold Ashanti breach its obligations in complying with the MPRDA, Revised Charter or any future amendments to the Mining Charter, its mining rights in South Africa could be suspended or cancelled by the Minister of Mineral Resources and it may be unable to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

In addition, and as discussed in more detail in “Item 4B: Business Overview – The Regulatory Environment Enabling AngloGold Ashanti to Mine” – South Africa recently enacted the BBBEE Amendment Act, which amended the Broad-based Black Economic Empowerment Act 53 of 2003. There are several areas of potential conflict between the BBBEE Amendment Act and Revised Charter, and it is unclear whether the Amendment Act will overrule the Revised Charter in the future.

AngloGold Ashanti’s insurance does not cover most losses caused by the risks described above; see “–The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability”.

If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to prospect or mine or to implement planned projects, or continue its operations, or comply with all laws, regulations or requirements, or do so within time-frames that make such plans and operations economically viable, or if the laws impacting the company’s ownership of its mineral rights or the right to prospect or mine change materially, or should governments increase their ownership in the mines or nationalise them, AngloGold Ashanti’s results of operations and financial condition could be adversely affected.

Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge.

AngloGold Ashanti has operations in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. Certain of the company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may have an impact on AngloGold Ashanti’s ability to develop or operate its mining interests. For example, in Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. In South Africa, the Extension of Security of Tenure Act (1997) and the Restitution of Land Rights Act (1994) provide for various landholding rights. Such legislation is complex, difficult to predict and outside of the company’s control, and could therefore negatively affect the business results of new or existing projects. In Ghana in February 2012, the company negotiated the relocation of the Sansu Community, which lies within its local mining concession; the cost of this relocation was approximately $30 million. Where consultation with stakeholders is statutorily or otherwise mandated, relations may not remain amicable and disputes may lead to reduced access to properties or delays in operations.

Moreover, amendments to the laws regulating mining in South Africa became effective on 7 June 2013. One of these amendments relates to the possible “expropriation” of mine dumps that were created before the coming into effect of the MPRDA on 1 May 2004. Although the legal position is not clear in this regard, it is possible that some pre-2004 mine dumps are now subject to the MPRDA and, as a result, the Minister of Mineral Resources may issue rights over such dumps to third parties.

Title to the company’s properties, particularly undeveloped ones, may also be defective or subject to challenge. Title insurance generally is not available, and title review does not necessarily preclude third parties from contesting ownership. Where surveys have not been conducted, the precise area and location of the company’s claims may be in doubt. Accordingly, AngloGold Ashanti’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, amongst other things, undetected defects.

AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy and projects, including any cost-cutting initiatives, temporary or permanent shutdowns, divestments and other portfolio rationalisation initiatives and any such strategy or project may not result in the anticipated benefits.

The successful implementation of the company’s business strategy and projects depends upon many factors, including those outside its control. For example, the successful management of costs will depend on prevailing market prices for input costs. The ability to grow the business will depend on the successful implementation of the company’s existing and proposed project development initiatives and continued exploration success, as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors.

AngloGold Ashanti is in the process of implementing initiatives relating to strategic alignment, portfolio review, restructuring and cost-cutting, temporary or permanent shutdowns, and divestments, including in connection with the consolidation of its business activities and assets. Any future contribution of these measures to profitability will be influenced by the actual savings achieved and by the company’s ability to sustain these ongoing efforts. Strategic alignment, restructuring and cost-cutting initiatives may involve various risks, including, for example, labour unrest, operating licence withdrawal, and potential knock-on effects to other company projects and jurisdictions. The risk is elevated in South Africa, given calls for withdrawal of mining licences for “mothballed shafts” and hostile reaction to proposed mining industry retrenchments. The risk may also be elevated in Ghana, where the restructuring and repositioning of the Obuasi mine have resulted in a substantial reduction in the mine’s existing operations and significant workforce redundancies and where, AngloGold Ashanti may fail to demonstrate or realise its business case for the mine’s redevelopment. Finally, the risk may also be high in the DRC where the company has exited the Mongbwalu project, see “– AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights”.

In addition, these measures may not be implemented as planned, turn out to be less effective than anticipated, only become effective later than anticipated or not be effective at all. Any of these outcomes, individually or in combination, may adversely impact the company’s business, results of operations and financial condition.

Expectations for and trends in the price of gold, combined with increased costs for project financing and exploration in certain regions, have led AngloGold Ashanti to increase its efforts to focus capital expenditure on its highest quality assets, whilst freeing up capital by curtailing capital expenditure or suspending operations at those projects that the company believes are of lower quality. AngloGold Ashanti may also consider finding partners or conducting asset sales relating to certain of its projects. With respect to dispositions, the company may not be able to obtain prices that it expects for the assets it seeks to dispose of or divest some of its activities as planned or to obtain all of the required approvals, and the divestitures that are carried out could have a negative impact on AngloGold Ashanti’s business, results of operations, financial condition and reputation.

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. For example, in South Africa, the company experienced declining production rates (1.21 million ounces of gold in 2012, compared with 1.62 million ounces of gold in 2011, and 1.78 million ounces in 2010), principally due to continued safety and associated stoppages, mining flexibility constraints and overall falls in grades. The significant decrease in 2012 was also mainly attributable to the industrial strike action at the company’s South African mines, which resulted in the loss of production of 235,000 ounces of gold. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of the company’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on its financial results and prospects.

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

Asset integrity and reliability issues relating to ageing infrastructure are of concern at many operations, but are of particular concern in South Africa and at the Obuasi mine in Ghana. Furthermore in Tanzania, cracks were discovered in the mill feed end in September 2008 and at the discharge end in February 2010 at the Geita gold mine. The Geita gold mine is one of the group’s principal assets and sources of cash flow. After initial repairs, the feed end was replaced during May and June 2011. Production throughput in 2011 was 1 million tonnes less than planned, as a result of mill downtime that included feed end replacement; ore grade was, however, sufficient to achieve 494,000 ounces. The Geita gold mine produced approximately 531,000 ounces in 2012, with production throughput approximately 100,000 tonnes short of budget. A decision was subsequently taken to replace the entire mill as a result of shell distortion. After new mill manufacture delays, installation was completed during March 2013. Ageing infrastructure may have an adverse effect on the company’s results of operations and financial condition in the future.

Some of AngloGold Ashanti’s technologies are unproven and failure could adversely impact costs and production.

AngloGold Ashanti has created a Technology Innovation Consortium (ATIC) and teamed up with various specialists to engineer new solutions to environmental management, mine design, mining technology and methods and underground logistics, amongst other matters. The company has invested in new technologies, including phyto-technologies to reduce seepage and address soil and groundwater contamination, and in mine support technologies to minimise the impact of seismic activity. The company is also attempting to develop technologies to access the deeper reaches of its South African mines, including rock boring, different hammer configurations and dimensions for drilling, thermal spalling and an ultra-high strength backfill product and system.

Some aspects of these technologies are unproven and their eventual operational outcome or viability cannot be assessed with certainty. AngloGold Ashanti may be unable to successfully put into operation the technological step changes developed and proposed by ATIC. The costs, productivity and other benefits from these initiatives, and the consequent effects on AngloGold Ashanti’s future earnings and financial condition, may vary from expectations. The company’s failure to realise the anticipated benefits could result in increased costs, an inability to realise production or growth plans, or adversely affect its operational performance.

The level of AngloGold Ashanti’s indebtedness could adversely impact its business.

As at 31 December 2014, AngloGold Ashanti had gross borrowings of $3.721 billion (2013: $3.891 billion), excluding all finance leases and fair value adjustments on bonds.

AngloGold Ashanti’s indebtedness could have a material adverse effect on its flexibility to conduct business. For example, the company may be required to use a large portion of its cash flow to pay the principal and interest on its debt, which will reduce funds available to finance existing operations and the development of new organic growth opportunities and further acquisitions. In addition, under the terms of the company’s borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. AngloGold Ashanti’s ability to continue to meet these covenants and to service its debt will depend on its future financial performance, which will be affected by its operating performance as well as by financial and other factors, and in particular the gold price, certain of which are beyond its control.

Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants. Covenant breaches, if interpreted as events of default under one or more debt agreements, could allow lenders to accelerate payment of such debt. Any such acceleration could result in the acceleration of indebtedness under other financial instruments. As a result, the company may be required to refinance all or part of the existing debt, use existing cash balances, issue additional equity or sell assets. However, the company may be unable to sell assets on reasonable terms as and when necessary. Additionally, AngloGold Ashanti cannot be sure that it will be able to refinance its debt on commercially reasonable terms, if at all. The company’s ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance.

Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.

An actual, anticipated or unexpected negative development of AngloGold Ashanti’s results of operations or cash flows, country risk, financial metrics, or an increase in net debt position could result in a deterioration of the compay’s credit ratings. AngloGold Ashanti’s ratings are influenced inter alia, by the location of its domicile and its operations.

Following the downgrade of South Africa’s sovereign debt rating as a result of strikes, social tension and policy uncertainty in South Africa, AngloGold Ashanti was placed on “credit watch negative” by a rating agency on 17 October 2012. In July 2013, two ratings agencies lowered the company’s long-term credit rating.

Any further downgrade by ratings agencies could further increase the cost of capital and reduce the investor base and negatively and materially affect AngloGold Ashanti’s business, results of operations and financial condition.

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

AngloGold Ashanti’s operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and cost of development of these and other projects as well as operating performance and available headroom under its credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the company’s operational performance and operating cash flow and debt position, amongst other factors. The company’s ability to raise further debt financing in the future and the cost of such financing will depend on, amongst other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects risks relating to the countries in which it operates or other factors. As a result, in the event of depressed gold prices, unanticipated operating or financial challenges, any dislocation in financial markets or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities on reasonable terms, invest in existing and new projects, fund its ongoing business activities, exit projects and retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the company’s results of operations and financial condition.

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

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of a recoverable amount for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. Recoverable amounts are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices and currency exchange rates, as well as discount rates and estimates of costs to produce reserves and future capital expenditure. Estimated rehabilitation and closure costs could also materially affect the company’s financial performance and could result in the need to recognise an impairment charge.

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the company’s results of operations and financial condition. For example, during 2013, AngloGold Ashanti reviewed the carrying value of its mining assets (including ore stockpiles), goodwill and intangibles and, based on revised forecast gold prices, the company booked a charge of $3,245 million (2014: $12 million) in relation to impairments. derecognition and revaluation of net realisable value of its mining assets (including ore stockpiles), goodwill and intangibles.

AngloGold Ashanti does not have full management control over some of its significant joint venture projects and other interests. If the operators of these projects do not manage these effectively and efficiently, the company’s investment in these projects could be adversely affected and its reputation could be harmed.

AngloGold Ashanti’s joint ventures at Morila in Mali and at Kibali in the DRC are managed by the company’s joint venture partner Randgold Resources Limited (“Randgold”). In addition, certain of AngloGold Ashanti’s exploration ventures are managed by the relevant joint venture partner.

Whilst AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company’s investment in the relevant project could be adversely affected. In addition, negative publicity associated with operations that are ineffective or inefficiently operated, particularly relating to any resulting accidents or environmental incidents, could harm the company’s reputation and therefore its prospects and potentially its financial condition. Furthermore, any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition. In particular, the company and Randgold retain equal representation, with neither party holding a deciding vote, on the board of the two companies that have overall management control of the Morila project in Mali and the Kibali project in the DRC, respectively, and all major management decisions for each of these two projects, including approval of the budget, require board approval. If a dispute arises between the company and Randgold with respect to the Kibali or Morila project and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and the company may have to participate in proceedings to resolve the dispute, which could adversely affect the company’s results of operations and financial condition.

AngloGold Ashanti’s joint venture partners may have economic or business interests or goals that are not consistent with the company’s or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture or other agreements. Disputes between the company and its joint venture partners may lead to legal action, including litigation between AngloGold Ashanti and its joint venture partners. Such disputes could adversely affect the operation of the joint venture and may prevent the realisation of the joint ventures’ goals. There is no assurance that the company’s joint venture partners will continue their relationship with the company in the future or that the company will be able to achieve its financial or strategic objectives relating to the joint ventures.

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

In many of the countries in which AngloGold Ashanti operates, there is an ongoing focus by governments seeking greater economic benefit and increased financial and social benefits from extractive industries and mining in particular. This entails the review of mining codes and stability agreements, which were in many cases designed under particular economic conditions, and the formulation or amendment of laws, policies and regulations relating to issues such as mineral rights and asset ownership, royalties, taxation and taxation disputes, “windfall” or “super” taxation, non-recovery of taxation refunds, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings. The laws, policies and regulations are increasingly uncertain, changing and generally require progressively higher payments to governments, notably in the form of increased royalties and taxes, mandated beneficiation, export levies and increasing or retaining state or national ownership of resources. In particular, changes to the fiscal terms governing AngloGold Ashanti’s operations may have a material adverse impact on the company’s results of operations or financial condition, threaten the viability of existing operations, and discourage future investments in certain jurisdictions. This may therefore have an adverse impact on the company’s ability to access new assets and potentially reduce future growth opportunities.

For example, on 9 September 2011, a new mining code for Guinea was enacted. The new mining code significantly increased the share of state ownership in the mining industry, extending a 15% share of future mining projects to the government, without financial compensation. The government also had the option to purchase up to an additional 20% of each project. However, the new mining code was suspended in October 2012 due to unfavourable reception. On 8 April 2013, the Guinean parliament voted to amend the 2011 Mining Code. The amendment was promulgated shortly after by Presidential Decree on 17 April 2013. The new legislation provides that existing mining conventions will be amended through addenda which will contain various provisions, including provisions relating to taxation, state equity participation in mining companies and other matters.

The government of Ghana amended its fiscal mining regime, increasing its corporate taxation to 35% and royalty rates of 5%. Furthermore, the government of Ghana has constituted a review committee to review and re-negotiate stability agreements with mining companies. AngloGold Ashanti is currently participating in negotiations with the Ghanaian review committee. The outcome of these negotiations may have a material adverse effect on the company’s results of operations or financial condition.

AngloGold Ashanti and other major mining companies are in talks with the Tanzanian government regarding new mining legislation and its impact on existing mining agreements. Such talks follow an earlier declaration in July 2012 by the Tanzanian Minister of Energy and Minerals that the mining contracts were under review. The new mining legislation and the outcome of the review of the mining contracts may have a material adverse impact on the company’s results of operations and financial condition. Recently, the Tanzanian Minister of Energy and Minerals increased the royalty rate levied on gold extracted in Tanzania by AngloGold Ashanti’s operations by 1% and this has a direct impact on the revenues earned from the operations in Tanzania. Proposed Tanzanian regulations set out the requirement to sell shares to nationals by way of a public offering and listing on the Dar es Salaam Stock Exchange that may apply to companies that carry out large scale mining operations.

In 2012, the DRC Mines Minister announced a reform of the DRC’s mining code. According to recent available data, the proposed laws seek to, amongst other things, increase the government stake in mining operations to 15% from the existing 5%, substantially increase royalties on some minerals, reduce in a significant way the protections AngloGold Ashanti currently enjoys on its projects in the DRC, impose new conditions on the company’s ability to retain and renew licences and introduce a 50% levy on certain profits. Should such laws be enacted in the future, these may have a material adverse impact on the company’s results of operations in the DRC.

On 1 July 2012, Australia’s Minerals Resource Rent Tax (“MRRT”) came into effect after the legislation was passed in March 2012. The MRRT applies only to the bulk commodities of coal and iron ore, and replaced the previously proposed Resource Super Profit Tax (“RSPT”), which covered all minerals. The Australian federal government did not include gold and uranium in the final MRRT. However, should Australia consider reintroducing the RSPT, or if similar “super profit” taxes were to be introduced and implemented in any other country in which AngloGold Ashanti operates, the company’s results of operations and financial condition could be materially adversely affected.

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

In December 2012, though the ruling African National Congress rejected the concept of wholesale nationalisation, a “resource rent” tax on windfall profits has been discussed, and it is uncertain whether such a tax will become law. The MPRDA Amendment Bill of 2013, passed by the National Assembly of Parliament of the Republic of South Africa on 12 March 2014 (and referred back to the National Assembly by the President on 16 January 2015), could impact AngloGold Ashanti’s business by empowering the Minister of Mineral Resources to set developmental pricing conditions for certain minerals for beneficiation purposes, impose export permits on designated minerals and give the State an open-ended free carried interest and State participation.

In June 2013, the Brazilian government announced increased royalties of up to 4% and changes to exploration rights.

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

In Guinea, Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. For example, AngloGold Ashanti calculates that overdue recoverable value added tax, fuel duties and appeal deposits of $71 million are owed to AngloGold Ashanti and held by the Tanzanian government and it is not certain when AngloGold Ashanti will be refunded this amount, if at all.

The countries in which the company operates may also introduce strict exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries. For example, the Argentine government introduced stricter exchange controls and related protracted approval processes, which may limit the company’s ability to repatriate dividends from its Argentine subsidiaries. In October 2011, the Argentina government decreed that mining, oil and energy companies must repatriate export earnings. Additionally, the purchase of U.S. dollars requires authorisation from the Argentine tax agency and the purpose for which the currency will be used must be stated. In May 2012, the Argentine Mining Secretariat issued new regulations requiring mining companies in Argentina to boost their domestic purchases of equipment and services. Mining companies are now required to resort exclusively to locally established suppliers for their export-related shipping and logistics operations. A separate norm requires companies to open an import substitution division which will be in charge of submitting procurement plans to the Mining Secretariat on a quarterly basis. Such requirements are hindering the company’s operations within Argentina and these or similar requirements may continue to do so in the future and may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

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

For example, in South Africa mining rights are linked to meeting various obligations that include the Revised Charter. Compliance with the Revised Charter is measured using a designated scorecard relating to equity ownership and management control of mining companies by historically disadvantaged South Africans (“HDSAs”) by no later than the end of 2014 and HDSAs must constitute 40% of all levels of management by 2014. In 2013, AngloGold Ashanti achieved all Mining Charter targets with the exception of senior management (33% versus the target of 40%) and in the procurement services area (57% versus the target of 60%).

Whilst AngloGold Ashanti believes that it is compliant with ownership targets that had to be achieved by the end of 2014, it has not yet received its scorecard from the government assessing its compliance with applicable requirements and it may need to make further progress to achieve future targets, including further participation by HDSAs in senior and top management levels, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development.

The company will incur expenses in giving further effect to the Revised Charter and the scorecard. AngloGold Ashanti may not meet all of the various requirements by the required dates. Additionally, the South African government may decide that the Mining Charter has not gone far enough to achieve its underlying goals and therefore decide to expand the obligations of mining companies thereunder and the Minister of Mineral Resources may opt to disregard certain historical BEE transactions in connection with its review of new mining rights applications. In March 2015, the Minister of Mineral Resources announced that the Department of Mineral Resources and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Charter, including the qualification of certain historical BEE transactions for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. Should AngloGold Ashanti breach its obligations in complying with the MPRDA, Revised Charter or any future amendments to the Mining Charter, its mining rights in South Africa could be suspended or cancelled by the Minister of Mineral Resources and it may be unable to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

Some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing political instability and economic and other uncertainty.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, Mali, Guinea and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of military repression, terrorism, civil unrest and disturbances, sabotage, extortion and kidnapping, which could have an adverse effect on its operations in these and other regions.

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

In 2012, and for the first time in approximately seven years, Anglo Gold Ashanti Colombia’s (“AGAC”) assets and employees were the targets of direct attacks by hostile actors around the La Colosa project’s area of influence. These and other such attacks could adversely affect the company’s operations in Colombia.

Since 2009, the company has recorded an almost four-fold increase in the instances of injury to security personnel, including members of AngloGold Ashanti’s internal security, private security companies and public security forces in certain jurisdictions. The rise in the number and severity of security incidents has come as a result of both increased illegal and artisanal mining due to a steady migration of people into the areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations. This trend has stabilised, but in 2013 and 2014, intrusions onto the company’s tenement and operational areas resulted in a marked increase in crime, specifically illegal mining-related activities. The most significant security challenges remain in Tanzania and Ghana, in areas where there is endemic poverty and high levels of unemployment. If the security environment surrounding the company’s operations that are most exposed to these challenges deteriorates, employee, third-party and community member injuries and fatalities could also increase. Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition.

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

Furthermore, the company continues to experience strained relationships with certain of its host communities. AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. During 2013 there were a total of 21 community opposition incidents that were of minor or moderate consequence, mostly at the company’s exploration projects, particularly at Mongbwalu and in Colombia. There were five protests during 2013 at Cerro Vanguardia, Obuasi, Siguiri and Iduapriem.

In addition, infectious diseases are also a threat to the stability of some of the countries in which the company operates, where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively. For example, during August 2014, cases of Ebola virus disease (“EVD”) were reported in Siguiri, Guinea, which is located near AngloGold Ashanti’s Siguiri mine. EVD was also reported elsewhere in Guinea. The company has implemented certain restrictions on travel to and from the Siguiri mine as a precaution. As EVD caused significant disruptions in the company’s exploration activities, particularly relating to field mapping and geophysics, AngloGold Ashanti also suspended its brownfields work programme and greenfields field work in the middle of 2014. In the future the company may consider further safety measures which may negatively impact the operations at the Siguiri mine or its exploration projects in neighbouring areas.

Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.

Illegal and artisanal miners are active on, or adjacent to at least 15 AngloGold Ashanti’s properties, which leads at times to interference with the company’s operations and results in conflict situations that present a security threat to property and human life. Artisanal mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.

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

AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations and the company does not own all of the mining equipment. For example, increased contractor rates at the Sadiola mine in Mali contributed to a significant rise in total cash costs in the final quarter of 2011. Increased contractor costs at Sunrise Dam in Australia and Geita in Tanzania contributed to higher production costs in the first quarter of 2012. Furthermore disagreements over costs with contractors at Siguiri in Guinea and Iduapriem in Ghana resulted in a dispute in 2015.

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of operations and financial condition. For example, on 13 October 2012, AngloGold Ashanti terminated the underground development contract with a third-party contractor at the Obuasi mine in Ghana. The costs of the termination amounted to $17 million. On 10 February 2014 workers employed by a contractor at Sadiola and Yatela went on a five day strike demanding improved redundancy payments. See “ – Labour unrest, activism and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition”.

In addition, AngloGold Ashanti’s reduced control over those aspects of operations which are the responsibility of contractors, their failure to comply with applicable legal, human rights and regulatory requirements, or their inability to manage their workforce or provide high quality services or a high level of productivity could adversely affect AngloGold Ashanti’s reputation, results of operations and financial condition, and may result in the company’s incurrence of liability to third parties due to the actions of contractors.

AngloGold Ashanti competes with mining and other companies for key human resources with critical skills and its inability to retain key personnel could have an adverse effect on its business.

AngloGold Ashanti competes on a global basis with mining and other companies to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to operate and supervise its business. This is exacerbated by the global shortage of persons with critical mining skills, including geologists, mining engineers, metallurgists and skilled artisans. Furthermore, the often remote locations of mining operations may make the mining industry unattractive to potential employees. Changes in taxation and the regulatory environment where AngloGold Ashanti operates may also impact the company’s ability to attract and retain key personnel, especially those from abroad.

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

Additionally, the company may incur significant costs to build talent, capacity and expertise across its global operations. Despite AngloGold Ashanti’s investments, the company may not be able to retain and attract sufficient skilled and experienced employees in all areas of the business. Should it fail to do so or lose any of its key personnel with critical skills, business and growth prospects may be harmed and this could have an adverse impact on AngloGold Ashanti’s results of operations and financial condition.

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

The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti.

The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss and occupational lung diseases (“OLD”), which include pulmonary diseases such as tuberculosis from various causes and silicosis in individuals exposed to silica dust. These require active dust management strategies in underground operations, particularly in South Africa where a significant number of silicosis cases by current and former employees alleging past exposures are still reported each year to the board for statutory compensation. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres and clinics and continues to improve preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying the company’s employees with respiratory protection equipment. If the costs associated with providing such occupational health services, implementing such dust control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

AngloGold Ashanti is currently subject to class action litigation with respect to alleged occupational lung diseases (see “—AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known”). AngloGold Ashant is working with the industry to engage with government (and other stakeholders) to seek an appropriate industry-wide solution. An industry-wide solution may not be reached or the terms thereof may have a material adverse effect on AngloGold Ashanti’s financial condition. See “Item 8A: Legal Proceedings” and “Item 18: Note 36 – Contractual Commitments and Contingencies”.

In response to the effects of silicosis in labour-sending communities, a number of mining companies (under the auspices of the Chamber of Mines of South Africa) together with the NUM, which is the largest union in the mining sector in South Africa, and the national and regional departments of health, have embarked on a project to assist in delivering compensation and relief by mining companies under the Occupational Diseases in Mines and Works Act (“ODMWA”) to affected communities.

AngloGold Ashanti also faces certain risks in dealing with HIV/AIDS, particularly at its South African operations and with tropical disease outbreaks such as malaria, and other diseases which may have an adverse effect on the company’s results of operations and financial condition. AIDS and associated diseases remain one of the major health care challenges faced by AngloGold Ashanti’s South African operations. Workforce prevalence studies indicate that HIV prevalence rates amongst AngloGold Ashanti’s South African workforce may be as high as 30%.

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

Such diseases impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. Any current or future medical programme may not be successful in preventing or reducing the infection rate amongst AngloGold Ashanti’s employees or in affecting consequent illness or mortality rates. AngloGold Ashanti may incur significant costs in addressing this issue in the future, which could also adversely impact the company’s results of operations and financial condition.

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

Some of the mining operations adjacent to AngloGold Ashanti’s operations in South Africa have been closed. For example, in May 2013, Village Main Reef (“VMR”) announced its intention to wind down its Buffels (Hartebeesfontein and Buffelsfontein) operations adjacent to AngloGold Ashanti’s Vaal River operations, effectively transitioning their operations to closure. VMR has ceased pumping of underground water at its Buffelsfontein and Hartebeesfontein operations but AngloGold Ashanti is preparing and implementing plans to manage the underground water when it reaches the company’s operations in several months’ time. The company has not released VMR from any environmental obligations as relates to such water infiltration, however, and it intends to enforce any rights that it has against VMR and Buffelsfontein, including under the directive issued by the Department of Water Affairs in 2005. In the West Wits district, Blyvooruitzicht Gold Mining Company was placed in provisional liquidation in August 2013. AngloGold Ashanti has secured a court order for access rights to Blyvoor 4 and 6 shafts to keep pumping going. AngloGold Ashanti has also incorporated Covalent Water Company, which has purchased rights of access, electricity etc. to the 4 and 6 shafts as well as the relevant infrastructure to continue pumping underground water. This has reduced the risk of flooding at the company’s West Wits Operations, but the company can provide no assurance that the risk of flooding will not materialise, which could have an adverse impact on its results of operations and financial condition.

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

AngloGold Ashanti is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, amongst other things, business activities, environmental and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licenses, concessions, or rights, amongst other things.

In the event of a dispute, AngloGold Ashanti may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa or the United States.

AngloGold Ashanti is subject to numerous claims, including class actions or similar group claims relating to silicosis and other OLD, and could be subject to similar claims in the future.

AngloGold Ashanti has received notice of two applications for class certification relating to silicosis in which the company is a respondent. It has also received a significant number of notices of individual claims. For further information, please refer to “Item 8A: Legal Proceedings – South Africa – Silicosis litigation”. It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all and any subsequent claims as filed on their merits. AngloGold Ashanti cannot predict whether or when more individual claims will be filed in the future or whether the classes described above or other classes will be certified. Should any such claims result in an adverse outcome for AngloGold Ashanti, or if AngloGold Ashanti is unsuccessful in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in an earlier decision by the Constitutional Court of South Africa, such matters would have an adverse effect on its financial position, which could be material.

In Colombia, the company is also involved in class action lawsuits in relation to AGAC Santa Maria-Montecristo and La Colosa projects. One of these class action lawsuits led to a preliminary injunction suspending the mining concession contracts of the Santa Maria-Montecristo project in September 2011. Additionally, in Colombia, AGAC is involved in an action in the Administrative Superior Court of the Cundinamarca District against the Department of the Environment, Housing and Territorial Development (“DoE”) following its issuance of a fine against AGAC on the basis that AGAC was in breach of its mining terms of reference. Please see “Item 8A: Legal Proceedings – Colombia”.

Should the company be unable to resolve disputes favourably or to enforce its rights, this may have a material adverse impact on the company’s financial performance, cash flow and results of operations.

The implementation of an integrated Enterprise Resource Planning (“ERP”) system could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti continues to implement a single, global ERP system to support all the operations that it manages. The implementation and operationalisation of an ERP system on a global basis is inherently a high risk initiative due to the potential for implementation cost and time overruns. In addition, such implementation could affect AngloGold Ashanti’s ability to report and manage technical and financial information if difficulties in the implementation and operation of the system are experienced, which could have an adverse effect on the company’s results of operations and financial condition.

Any similar future problems with the implementation or maintenance of the ERP system could have an adverse effect on the company’s financial condition.

Sales of large quantities of AngloGold Ashanti’s ordinary shares and American Depository Shares (ADSs), and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors. According to information available to the company, AngloGold Ashanti’s four largest shareholders beneficially owned 29.30% and the top 10 largest beneficially owned 48.35% of AngloGold Ashanti’s ordinary shares as at 31 December 2014.

Poor returns, soaring costs, higher capital expenditure, ill-conceived corporate activity, rising geopolitical and labour risk and low dividend yields over the past few years have resulted in a change in market sentiment towards gold equities. The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of the company’s ordinary shares or ADSs may decide to sell them at any time. The market price of the company’s ordinary shares or ADSs could also fall as a result of any future offerings AngloGold

Ashanti makes of its ordinary shares, ADSs, or securities exchangeable or exercisable for the company’s ordinary shares or ADSs, or the perception in the marketplace that these offerings might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.

Fluctuations in the exchange rate of currencies may reduce the market value of AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by the company.

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the U.S. dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold the company’s securities. This may reduce the value of these securities to investors.

AngloGold Ashanti’s Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors, or the company’s shareholders at a general meeting. If, and to the extent that, AngloGold Ashanti opts to declare dividends and distributions in U.S. dollars, exchange rate movements will not affect the U.S. dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, Ghanaian cedi and U.S. dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, Ghanaian cedis, U.S. dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

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

Under South African law, a company is entitled to pay a dividend or similar payment to its shareholders only if the company meets the solvency and liquidity tests set out in legislation, and the company’s founding documents.

Given these factors, including the capital and investment needs of AngloGold Ashanti, and the board of directors’ discretion to declare a dividend that includes the amount and timing thereof, cash dividends may not be paid in the future.

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

Its registered office is at 76 Jeppe Street, Newtown, Johannesburg, South Africa, 2001. Telephone: +27 11 6376000.

While AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (JSE), the company is also listed on the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australian Securities Exchange (ASX).

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

CAPITAL EXPENDITURE

For information concerning the company’s principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, refer “Item 4B: Business Overview – AngloGold Ashanti Global Operations: 2014”, “Item 5A: Operating Results – Capital expenditure” and “Item 5B: Liquidity and Capital Resources”.

4B.	BUSINESS OVERVIEW

AngloGold Ashanti is a global gold mining company with a geographically diverse portfolio of mining operations and projects with more than 97% of the company’s revenue derived from the sale of gold produced at its operations located around the world. The company works across the full spectrum of the mining value chain.

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

OPERATIONS

AngloGold Ashanti’s 20 operations are located in 10 countries.

Following a strategic review of AngloGold Ashanti’s asset portfolio at the start of 2013, particularly as it pertains to development and exploration projects, the company embarked on significant restructuring in response to current challenges in the gold sector, including increasing costs of production and fall in gold prices. The gold price continued to decline in 2014. The focus on the quality of the portfolio and conservative planning was sustained.

The business segments comprise South Africa, Continental Africa, Americas and Australasia. South Africa comprises operations and assets in South Africa namely West Wits, Vaal River and surface operations, which includes First Uranium SA which owns Mine Waste Solutions (MWS). The company’s operating assets outside of South Africa are Continental Africa with operations in the DRC, Ghana, Guinea, Mali and Tanzania. Australasia which comprises two operations in Australia. Americas with operations in Argentina, Brazil and the United States. The support functions from corporate consist of strategy, finance, human resources, legal, sustainability, stakeholder relations and planning and technical. Planning and Technical focuses on the management of opportunities and the maintenance of long-term optionality in the business through a range of activities which includes brownfields and greenfields exploration, innovative research, the development and technical assurance of technology and a continuing focus on mining excellence.

On 30 June 2014 the sale of Navachab gold mine in Namibia was completed.

EXPLORATION

Exploration is aimed at protecting future sustainability and creating value for the company.

Greenfields and brownfields exploration takes place in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. AngloGold Ashanti’s discoveries include La Colosa and Gramalote in Colombia and Tropicana in Australia.

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

The Federal Reserve’s monetary policy and the end of quantitative easing continued to depress the gold price in 2014. The prospect of higher interest rates reduced the need for safe-haven investments. Demand for physical bars and coins had declined in 2013, in part as investors digested their heavy buying in 2012 and early 2013. Investors began a sell off of their gold holdings in the second half of 2013 and this continued into 2014. In particular, liquidations from exchange traded funds (ETFs) resulted in ETF gold holdings declining by almost 160t, significantly less than the 903t of liquidation in 2013. ETFs have now lost a third of their holdings since their peak at the end of 2012, when they held 89Moz (2,778t). Slowing growth in China, prospects for monetary stimulus in Europe and seemingly no end to Japanese deflation helped to boost the attractiveness of the US dollar which in turn weighed on gold.

In contrast, central banks remained steady net buyers of gold, a trend that has lasted several years, with net purchases of 14Moz in 2014 (2013: 13Moz). Russia’s central bank started to accumulate domestically produced metal as Ukraine-related sanctions hindered normal gold exports.

Jewellery demand was largely sustained during 2014 at the 7Moz level. Indian demand in the latter half of the year took up most of the slack occasioned by slower Chinese demand. This followed the lifting of import restrictions by the Indian government. The Chinese jewellery market has been consolidating after the exceptional growth of 2013 and as warehouse stocks of bullion continued to be drawn down. Apart from in the United States and UK, where economies have been recovering and lifting jewellery demand, demand in much of the rest of the world has tended to be weaker.

RAW MATERIALS

AngloGold Ashanti uses chemicals including cyanide and lime in the production of gold. These chemicals are available from a large number of suppliers.

COMPETITION

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. However, gold producers do compete against each other for acquisition of mining assets, exploration opportunities and human resources. For more information on a geographical analysis of gold income by destination, refer Item 18: Note 2 – “Segmental Information”.

INTELLECTUAL PROPERTY

AngloGold Ashanti, as a group, is not dependent on intellectual property for the conduct of its business as a whole.

SEASONALITY

Subject to other factors and unforeseen circumstances, quarter one production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.

STRATEGY

AngloGold Ashanti’s core strategic focus is to generate sustainable free cash flow by focusing on five key business objectives, namely: people, safety and sustainability; ensuring financial flexibility; actively managing all expenditures; improving the quality of our portfolio; and maintaining long-term optionality.

Strategic focus areas

AngloGold Ashanti’s five strategic focus areas are set out below:

•	Focus on people, safety and sustainability. People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term.
•	Promote financial flexibility. We must protect our balance sheet’s ability to meet our core funding needs.
•	Optimise overhead costs and capital expenditure. All spending decisions must be checked and double checked to ensure they are necessary to fulfil our core business objective.
•	Improve portfolio quality. We have a portfolio of assets that must be actively managed as we strive for a competitive valuation as a business.
•

Maintain long-term optionality. While we are focused on promoting the most efficient day-to-day operation of our business we must keep an eye on creating a competitive pipeline of long-term opportunities.

Managing performance

The five strategic focus areas are reflected in the role descriptions of each executive and senior manager in the group.

THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE

AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties lie.

AngloGold Ashanti is subject to a wide range of laws and regulations governing all aspects of its operations, including such areas as environmental protection, reclamation, exploration, development, production, taxes, immigration, labour standards and employment issues, occupational health, mine safety, toxic substances and wastes, securities and foreign corrupt practices. AngloGold Ashanti has made, and expects to, amongst other things, make in the future, significant expenditures to comply with these laws and regulations. Non-compliance can result in violations and legal claims, as well as substantial fines, penalties and delays in day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or contemplated new laws or regulations could also have significant impacts on AngloGold Ashanti’s business and results of operations, the extent of which cannot be predicted.

There are in some cases certain restrictions on AngloGold Ashanti’s ability to independently move assets out of certain countries in which it has operations, or transfer assets within the group, without the prior consent of the local government or minority shareholders involved. See “Item 10D.: Exchange controls” for details.

For more information on the risks and uncertainties associated with AngloGold Ashanti’s mining rights, see “Item 3D.: Risk factors”, in particular the risk factors entitled “AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights”, “Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, and loss of reputation”, “Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge”, “AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries” and “AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

South Africa

The MPRDA and the Revised Mining Charter

The Mineral and Petroleum Resources Development Act (MPRDA) came into effect on 1 May 2004. The objectives of the MPRDA are, amongst other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. Another objective of the MPRDA is to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socioeconomic development of the areas in which they operate.

The Mineral and Petroleum Resources Development Amendment Act (MPRDAA) was passed by Parliament in 2008 and became effective on 7 June 2013. Its purpose is to amend the MPRDA in order to, amongst other things:

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

When the MPRDAA came into effect on 7 June 2013, only selected provisions became effective immediately. The MPRDAA contains the following provisions, amongst others:

•

Prohibition on any prospecting and mining, or conducting technical co-operation operations, reconnaissance operations or any incidental work without an environmental authorisation (since 7 December 2014), permit and at least 21 days’ written notice to the landowner or lawful occupier.

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

•

Applications: Provides that applicants for prospecting and mining rights must (since 7 December 2014) lodge an application for an environmental authorisation simultaneously with the application for rights. The Department of Mineral Resources should no longer accept more than one application in respect of the same area and mineral.

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

On 27 December 2012, the Minister published the Draft Mineral and Petroleum Resources Development Bill, 2012 (2012 Bill) which sought to amend the MPRDA and invited the mining industry and interested and affected parties to comment on it by 8 February 2013. On 21 June 2013, a revised version of the Bill (2013 Bill) was introduced to the National Assembly. The 2013 Bill underwent an extensive public participation process and extensive comments were received from the general public. Following a consultative process the DMR, the State Law Advisors and the general public, the Portfolio Committee on Mineral Resources (Portfolio Committee) introduced an amended version of the 2013 Bill to the South African Parliament.

The 2013 Bill seeks to amend the MPRDA, to, amongst other things:

•	remove ambiguities;
•	provide for regulation of associated minerals; partitioning of rights, and enhanced provisions on mineral beneficiation;
•	promote national energy security;
•	streamline administrative processes; and
•	enhance sanctions.

The 2013 Bill, as currently drafted, contains, amongst others, the following provisions:

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

•

Mine closure: The 2013 Bill makes provision for two major changes to mine closure under the MPRDA. Firstly, the MPRDA would be amended so that a mining company could still incur environmental liability even after a closure certificate relative to a mine is obtained. Secondly, any portion of the financial provision paid to the Minister in terms of section 41 of the MPRDA may be retained by the Minister for latent and residual environmental impact which may become known in the future for such period as the Minister may determine having regard to the circumstances relating to the relevant operation, which portion and period must be determined in the prescribed manner.

•

Penalties: The 2013 Bill would also provide for revised penalties for violations of the MPRDA by making provision for both an administrative fine not exceeding 10 per cent of the person or holder’s annual turnover and exports during the preceding year, and imprisonment not exceeding four years.

•

Legislative force of the Charter and Codes: The 2013 Bill proposes amending the definition of “this Act” in the MPRDA so that the MPRDA will include the Revised Mining Charter the Code of Good Practice for the South African Mineral Industry (Code) and the Housing and Living Conditions Standard. This would give these documents the force of law.

The 2013 Bill was passed by the National Assembly on 12 March 2014 and passed by the National Council of Provinces (NCOP) on 27 March 2014. The 2013 Bill was sent to the President of the Republic of South Africa (President) for assent. On 16 January 2015, the President referred the 2013 Bill back to the National Assembly to accommodate his reservations around the constitutionality of the 2013 Bill. The National Assembly must now reconsider the 2013 Bill in light of the President’s reservations around its constitutionality. Once the National Assembly considers the 2013 Bill and sends it back to the President for assent, the President will then either assent to the 2013 Bill or, if he thinks that his reservations around the constitutionality of the 2013 Bill have still not been addressed he can either assent to the 2013 Bill anyway (i.e. accept that the 2013 Bill should become law despite his reservations) or he can refer the 2013 Bill to the Constitutional Court of South Africa for a decision on its constitutionality.

The Mining Charter sprang from the MPRDA and also took effect on 1 May 2004. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. The Charter also sets targets for, amongst other things, the advancement of HDSAs into management positions, the employment of women, procurement of goods and services from HDSA-owned companies, training, community development and the upgrading of mine housing. Mining companies are required to devise plans to achieve these targets, must identify current levels of beneficiation and must indicate opportunities for growth.

The objectives of the Mining Charter are to:

•	promote equitable access to the nation’s Mineral Resources by all the people of South Africa;
•	substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation’s Mineral Resources;
•	use the industry’s existing skills base for the empowerment of HDSAs;
•	expand the skills base of HDSAs in order to serve the community;
•	promote employment and advance the social and economic welfare of mining communities and the major labour-sending areas; and
•	promote beneficiation of South Africa’s mineral commodities.

The Mining Charter envisages measuring progress on transformation of ownership by:

•	taking into account, amongst other things, attributable units of production controlled by HDSAs;
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

The new Scorecard attached to the Revised Mining Charter makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending on 30 April 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA, may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent AngloGold Ashanti’s South African operations from obtaining any new mining rights. AngloGold Ashanti has not yet received its “Scorecard” from the government assessing its compliance with the requirements of the Charter. Further, in March 2015, the Minister of Mineral Resources announced that the Department of Mineral Resources and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Charter, including the qualification of certain historical BEE transactions for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification.

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

AngloGold Ashanti holds two prospecting rights. In addition, a third prospecting right has been granted but has not been executed.

AngloGold Ashanti also holds a mining permit for the recovery of sand and clay. A renewal application has been timely submitted and AngloGold Ashanti awaits renewal.

AngloGold Ashanti holds a refining licence and an import and export permit from the South African Diamond and Precious Metals Regulator. The import and export permit is currently in the process of being renewed.

The BBBEE Amendment Act

The President of South Africa assented to the BBBEE Amendment Act on 27 January 2014. The BBBEE Amendment Act came into effect on 24 October 2014 with the object of amending the Broad-based Black Economic Empowerment Act 53 of 2003 (BBBEE Act) to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. The BBBEE Amendment Act includes a number of changes to the current framework under the BBBEE Act, including:

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

Before the BBBEE Amendment Act came into effect, the BBBEE Act provided that in the event of a conflict between the BBBEE Act and any other law in force immediately prior to the commencement of the BBBEE Act, the BBBEE Act would prevail if the conflict specifically relates to a matter addressed in the BBBEE Act. As enacted, the BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the BBBEE Act trumps the provisions of any other law in South Africa with which it conflicts, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, i.e. 24 October 2015. It is unclear whether, on that basis, the BBBEE Act and the BEE Codes may overrule the Mining Charter in the future.

Additionally, the revised Broad-Based Black Economic Empowerment Codes of Good Practice, or the Revised BEE Codes became available for voluntary use on 11 October, 2013 and will become effective on 30 April 2015. Entities may however elect to be measured under the Revised BEE Codes immediately. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. It is not, at this stage, clear what the interplay between the Mining Charter and the Code is. The government may designate the Mining Charter as a Sector Code in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain as a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty might be resolved either by government clarification in this regard or by the matter receiving judicial attention.

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

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5 percent. A maximum royalty of 7 percent of revenue was introduced for unrefined minerals. Where unrefined Mineral Resources (such as uranium) constitute less than 10 percent in value of the total composite Mineral Resources, the royalty rate in respect of refined Mineral Resources may be used for all gross sales and a separate calculation of EBIT for each class of Mineral Resources is not required. For AngloGold Ashanti, this means that currently the company will pay a royalty based on refined Mineral Resources (as the unrefined Mineral Resources (such as uranium) for AngloGold Ashanti for 2013 constituted less than 10 percent in value of the total composite Mineral Resources). The rate of royalty tax payable for 2014 was 1.28 percent of revenue of the company’s South African operations.

The President has appointed a committee to review the current mining tax regime. The committee, which is undergoing a review not just of the mining tax regime but the entire South African tax regime, is currently sitting and has not yet made reports to the Minister of Finance.

CONTINENTAL AFRICA

Democratic Republic of the Congo

The mining industry in the Democratic Republic of the Congo (DRC) is regulated primarily by the Mining Code enacted in July 2002 and its ancillary Mining Regulations, promulgated in March 2003 (DRC Mining Code). The DRC Mining Code vests the Minister of Mines with the authority to grant, refuse, suspend and terminate mineral rights, although such authority is to be exercised upon conditions set out in the Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of four years or in the form of mining permits which are granted for an initial period of 30 years. An exploration permit may, at any time before expiry, be transformed partially into a mining licence or a small-scale mining permit. Mining permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of a feasibility study, an environmental impact study and an environmental management plan.

The holder of a mining permit is required to commence development and mine construction within three years of the award of such permit. Failure to do so may lead to forfeiture of the mining permit. A permit holder must comply with specific rules relating to, amongst others, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning. Mining and exploration activities are required to be undertaken so as to affect as little as possible the interests of lawful occupants of land and surface rights holders, including their customary rights. The exercise of mineral rights by title holders which effectively deprives or interferes with the rights of occupants and surface rights holders requires payment of fair compensation by the mineral title holder.

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

In 2012, the DRC Mines Minister announced a reform of the DRC’s mining code. Following such announcement, a number of proposed draft bills were circulated and a number of official meetings held amongst key players. According to recent available data, the proposed laws seek to, amongst other things, increase the government stake in mining operations to 15 percent from the existing 5 percent, substantially increase royalties on some minerals, reduce in a significant way the protections AngloGold Ashanti currently enjoys on its projects in the DRC, impose new conditions on the company’s ability to retain and renew licences and introduce a 50 percent levy on certain profits. Should such laws be enacted in the future, these may have a material adverse impact on the company’s results of operations in the DRC.

AngloGold Ashanti holds a stake in the Kibali gold project located in north-eastern DRC. The project is operated by Randgold Resources and is owned by Randgold Resources (45 percent), AngloGold Ashanti (45 percent) and SOKIMO (10 percent), which latter share represents the interest of the DRC government in the Kibali gold project.

On 27 February 2015 AGA sold its stake in Ashanti Goldfields Kilo, an exploration and mining joint venture with Société Minière de Kilo-Moto (SOKIMO), to Fimosa Capital.

AngloGold Ashanti remains invested in the DRC through the Kibali Gold Project which it holds through a joint venture with Randgold Resources and SOKIMO.

Ghana

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (GMM Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licence or lease.

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

Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti (Ghana) Limited, the holder of the Golden Share is entitled to the sum of 0.10 cedis (approximately 5 US cents) in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalisation issue.

The holder of the Golden Share may require AngloGold Ashanti (Ghana) Limited to redeem the Golden Share at any time in consideration of the payment to such holder of 0.10 cedis (approximately 5 US cents).

VAT

In December 2013, the Parliament of Ghana passed an amendment to the Internal Revenue Act, 2000 (Act 592) known as the Internal Revenue (Amendment) (No. 2) Act 2013, (Act 871). This, amongst other changes, increased the withholding tax for goods and services supplied by non residents, payments to non-resident individuals and payment for management and technical services from 15% to 20%. A new Value Added Tax Act, (VAT) 2013 (Act 870) was also passed which increases the VAT payable on goods and services from 15% to 17.5%. The Value Added Tax 2013, (Act 870) extended the coverage of the tax to some business activities which were hitherto outside the tax net. These included the supply of financial services that are rendered for a fee, commission or a similar charge and the manufacture or supply of pharmaceuticals. The implementation of the charging of VAT in relation to these two services have however been suspended until further notice. These taxes do not have an adverse effect on the Company since they do not directly impact its operations.

Retention of foreign earnings

AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings in an offshore foreign exchange account. In addition, the company has permission from the Bank of Ghana to retain and use US dollars, outside of Ghana, required to meet payments to the company’s hedge counterparties which cannot be met from the cash resources of its treasury company.On 4 February 2014, the Bank of Ghana issued new directives as part of measures to streamline the collection and repatriation of export proceeds to Ghana. These directives included an instruction to all banks and authorised dealers to, within five working days of receipt of export proceeds, convert the proceeds into Ghana cedis based on the average Interbank Foreign Exchange Rate prevailing on the day of conversion with a spread not exceeding 200 percentage in points (pips). Exporters with retention accounts were to continue to operate these accounts in accordance with their retention agreements. Retention proceeds which were sold to the banks were to be converted into Ghana cedis based on the average Interbank Foreign Exchange Rate prevailing on the day of conversion with a spread not exceeding 200 pips. It further advised that offshore foreign exchange transactions by resident companies, including exporters, were strictly prohibited and exporters were to ensure that all export proceeds are repatriated in full. Failure to comply with the provisions attracts penalties including pecuniary sanctions, jail terms, suspension and revocation of the operating licence as applicable.

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

The Bank of Ghana on 9 August 2014 further revised the rules on foreign exchange operations, effectively reversing the initial directives controlling transactions in foreign exchange. The details are as follows:

1.	The limit of $1000.00 on over-the-counter foreign exchange cash withdrawal is removed.
2.

Exporters shall continue to repatriate in full export proceeds in accordance with the terms agreed between the trading parties. Such proceeds shall be credited to their FEAs and converted on need basis.

3.	FEAs and FCAs will continue to be opened and operated as they were before the Notices of February 4, 2014.
4.	Except for transfers from FEA to FCA which are still prohibited, all other transfers between accounts are permitted.
5.	For the avoidance of doubt:
a.	FCAs shall be fed only with unrequited transfers such as transfers from abroad for investment or embassy transfers.
b.	FEAs shall be fed with foreign exchange generated from activities in Ghana such as proceeds from exports of goods and services.
6.

The threshold for transfers abroad without initial documentation remains at $50,000.00. Where documentation in respect of a transfer remains outstanding, any subsequent import transaction by an importer, irrespective of value, shall only be made on prior provision of documentation required for the current import transaction.

7.	Importers who use non-cash instruments (plastic cards) may continue to load up to $50,000 to meet their legitimate needs abroad subject to the necessary documentation requirements.
8.

Foreign currency denominated loans may be granted by resident banks to their customers subject to their own internal procedures and processes and in compliance with the risk management guidelines of the Bank of Ghana.

9.	Cheques and cheque books may be issued by banks to holders of FEAs and FCAs.

The Bank of Ghana reiterated that the Ghana cedi remains the sole legal tender in Ghana. Therefore, pricing, advertising, invoicing, receiving, and making payments for goods and services should be done in Ghana cedis, unless otherwise authorized by the Bank of Ghana.

Existing measures that were not amended by this Notice continue to remain in force.

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

Ground rent

In 2012, the Ghanaian Parliament passed the Fees and Charges Amendment Legislation 2012 (Ll 2191), which fixed mineral concession rent at GH¢9,016 per square kilometre per annum as opposed to the previous rate of GH¢0.50 per acre per annum. However, on 19 March 2014, the Office of the Administrator of Stool Lands informed the Ministry of Finance in writing that it has agreed with the Ghana Chamber of Mines to revise the fees to GH¢15.0 per acre per annum. The Chamber has since 2 September 2014 informed all mining companies to pay the agreed sum. The Company has since paid the agreed ground rent for its Binsere Leases but paid $36 per km2 for the Obuasi lease as specifically provided for in the lease. The Company also indicated to the Office of the Administrator of Stool Lands that by virtue of the Stability Agreement, the Company is protected from the increment in the ground rent, and that the Company’s payment of same cannot be deemed as a waiver of its rights under the Stability Agreement.

Minerals and Mining (Amendment) Act 2014

A draft Minerals and Mining (Amendment) Bill is currently being considered by Parliament. It proposes to replace the existing royalty provisions introduced by the Minerals and Mining Amendment Act, 2010 (Act 794) in terms of which the rate of royalties is fixed by an Act of Parliament to a situation where the Minister would prescribe the rate payable and the manner of payment through passing a Legislative Instrument or other subsidiary legislation. The existing royalty rate of 5% would however remain the same until such time as the rate is altered in the manner prescribed.

Minerals Development Fund Bill, 2014

Parliament is also currently considering the Minerals Development Fund Bill, 2014. The purpose of the Bill is to establish a Minerals Development Fund to provide the legal basis for the distribution of 20% of mineral royalties received by Government which has been apportioned to specified bodies for their use. It also introduces the Mining Community Development Scheme to directly sponsor-socio-economic development in communities in which mining operations take place or which are affected by mining operations.

Mining & Environmental Guidelines

In June 2014, the Ghana Environmental Protection Agency and the Minerals Commission circulated draft Mining and Environmental Guidelines to all mining companies for comment. The guidelines concern environmental management, reclamation, closure requirements and the proposed Mining Community Development Scheme discussed above. Although the guidelines are yet to be agreed upon by stakeholders, it is proposed that the scheme would be funded by said 20% of mineral royalties, additional contributions from the mining companies, donations and grants from other sources.

2015 Budget Statement

In the November 2014 Budget Statement the following taxes were proposed:

•

Imposition of Special Petroleum Tax of 17.5 percent as part of a rationalization of VAT regime and change in the petroleum pricing structure – this policy comes with a mitigation account to manage extremely low and high prices that result in sporadic price increases or decreases under the automatic adjustment formula;

•	Reversal of the excise tax on petroleum from ad valorem to specific;
•	Extension of the National Fiscal Stabilisation Levy of 5 percent and special import levy of 1-2 percent to 2017; and
•	Increase the withholding tax on Directors’ remuneration from 10 percent to 20 percent;

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

On 20 January 2014, AGAG submitted an application to the Minerals Commission to surrender approximately 289.34 square kilometres of the area to the Government of Ghana. Upon issuance by the Government of the certificate of surrender, the lease areas will be reduced to 185.66 square kilometres.The remaining parcel of land that will be subject to the mining lease is situated within various villages and townships in the region, but excludes the municipality of Obuasi.

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

Guinea

In Guinea, all mineral substances are the property of the state. Mining activities are currently regulated by law L/2011/006/CNT dated 9 September 2011 (the “2011 Code”), as amended by law L/2013/053/CNT dated 8 April 2013 and promulgated by Decree D/2013/075/PRG/SGG dated 17 April 2013(together the “New Mining Code”).

The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, mining prospecting licence, mining licence or mining concession.

The group’s Guinea subsidiary, Société AngloGold Ashanti de Guinée SA (“SAG”), has title to the Siguiri mine in the form of a mining concession, covered by a mining convention which was entered into with the Republic of Guinea on 11 November 1993 (the “Convention de Base”). The mining concession, granted to SAG following the execution of the Convention de Base, was redefined by virtue of Presidential Decree D/97/171/PRG/SGG dated 4 August 1997. The Convention de Base was amended in 2005. The Convention de Base provides for a duration of 25 years, with an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore Reserve.

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

With respect to the Mandatory Provisions, the New Mining Code provides that mining companies must adhere to the principles of the Extractive Industries Transparency Initiative (EITI). The EITI sets a global standard for oil, gas and mining companies to disclose payments to governments and for governments to disclose what they receive. The Mandatory Provisions also provide for the requirement to obtain ministerial consent in respect to any transfer of a mining right as well as any form of direct or indirect transfer of interest in a mining title of 5 percent or greater. In addition, the Mandatory Provisions also provide for a transfer tax regime entailing the payment of a 10percent registration fee, in addition to capital gain tax on the assignment of titles, on the transfer of shares in the company holding the mining titles and on an acquisition of participation leading to an indirect change of control of the title holder.

The Progressive Provisions require, amongst others, the implementation of a training and development plan contemplating a transfer of technology as well as preference for Guinea companies. The Progressive Provisions also establish fixed minimum quotas of Guinean personnel. These quotas depend on the stage of the project and the level of hierarchy. The Progressive Provisions further require that certain positions (General Manager, Deputy General Manager) be filled by Guinean citizens by certain deadlines.The Progressive Provisions provide for minimum quotas of contracts with SMEs, SMIs and businesses belonging to or controlled by Guineans to be complied with by title holders and their sub-contractors.

In addition, certain provisions introduced by the New Mining Code that were not otherwise covered by the previous mining legislation or are not covered by the Convention de Base are likely to apply to SAG, including a limitation on tax stability. The current tax regime applicable to SAG is only guaranteed until November 2018.

The New Mining Code is to be accompanied and implemented by various implementation decrees. To date, decree D/2014/012/PRG/SGG on the management of mining authorisation and titles, D/2014/013/PRG/SGG relating to the application of the financial provisions of the New Mining Code, decree D/2014/014/PRG/SGG on the adoption of a directive for the realisation of an environmental and social impact study for mining operations and decree D/2014/015/PRG/SGG adopting a model of mining convention, all dated 17 January 2014, have been adopted. In addition, decree D/2015/016/PRG/SGG on the government appointment of Guinean directors of mining companies, was adopted on 12 February 2015.

Mali

Mineral rights in Mali are governed by law n°2010-015 dated 27 February 2012 bearing Malian Mining Code (the “New Mining Code”), replacing ordinance No. 99-32/P-RM of 19 August 1999 enacting the previous mining code, as amended by ordinance n°013/2000/P-RM of 10 February 2000 and ratified by law n°00-011 of 30 May 2000 (the “1999 Mining Code”), and Decree No. 99-255/P-RM of 15 September 1999 implementing the Mining Code.

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

Applications for prospecting authorisations and exploration permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and costs programme, a map defining the area which is being requested and providing geographical coordinates, the exact details relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by ministerial order. Any refusal to grant such titles shall be notified by letter from the Minister of Mines to the applicant.

All mining titles mentioned above require an establishment convention (convention d’etablissement) to be signed by the State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

AngloGold Ashanti has interests in Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include general provisions regarding exploration (work programme, fiscal and customs framework) and exploitation (formation of a local limited liability mining company, State interest, fiscal and customs framework governing construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene and dispute settlement).

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

The Tanzania Mining Act and the Tanzania Mining Regulations came into force in November 2010. Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right licence granted, or deemed to have been granted, under the Tanzania Mining Act or its predecessor acts.

To enable a company to prospect or mine, the Ministry of Energy and Minerals (MEM) initially grants an exclusive prospecting licence. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MEM may then grant a form of licence for mining. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programmes, environmental compliance and the payment of royalties.

The following licences can be applied for under the Tanzania Mining Act:

Licences for Exploration:

•	prospecting licence;
•	gemstone prospecting licence; and
•	retention licence.

Licences for Mining:

•	special mining licence (if the proposed capital investment is equal to at least US$100 million);
•	mining licence (if the proposed capital investment is equal to between $100,000 and $100 million); and
•	primary mining licence (reserved for Tanzanian citizens).

Licences for Ancillary Activities:

•	processing licence;
•	smelting licence; and
•	refining licence.

For purposes of AngloGold Ashanti’s Geita Gold Mine, only prospecting, retention and special mining licences are relevant.

A prospecting licence grants the holder the exclusive right to prospect in the area covered by the licence for all minerals within the class of minerals applied for. The classes that can be applied for include (amongst others):

•	metallic minerals;
•	energy minerals;
•	gemstones other than kimberlitic diamonds; and
•	kimberlitic diamonds.

An application for a prospecting licence is made to the Commissioner for Minerals and the licence is valid for a period of four years. After the initial term, the licence is renewable for three further periods – the first period being for three years and the second and third periods being for two years each. Upon each renewal, 50 percent of the area covered by the licence must be relinquished. A company applying for a prospecting licence must, amongst other things, state the financial and technical resources available to it.

If the holder of a prospecting licence has identified a mineral deposit within the prospecting area that is potentially of commercial significance but that cannot be developed immediately because of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention licence. A retention licence can also be requested from the Minister after the expiry of a prospecting licence period, for reasons ranging from financial to technical considerations. A retention licence is valid for a period not exceeding five years and is thereafter renewable for a single period of five years. The advantage of converting a prospecting licence into a retention licence is that the MEM may not revoke a retention licence if the licence holder fails to meet its obligations within the time frame agreed on application for the licence (as would be the case with a prospecting licence).

Holders of prospecting or retention licences over a tenement will not automatically have first right to any mining licence granted over that tenement. However, in practice, they will be best positioned to meet the requirements to be granted a form of licence for mining. The holder of a retention licence may also apply for a special mining licence for the area under the retention licence while the retention licence subsists.

Mining is mainly carried out through either a mining licence or a special mining licence, both of which confer on their holder the exclusive right to conduct mining operations in or on the area covered by the licence. A special mining licence is granted for the shorter of either the estimated life of the ore body indicated in the feasibility study report or such period as the applicant may request. It is renewable for a further period not exceeding the estimated life of the remaining ore body.

Except in the case of a special mining licence, a mineral right may be freely transferred by its holder (in whole or in part) to another person or entity without requiring consent from the MEM. However, the Commissioner for Minerals must be notified of any transfer of a prospecting or retention licence and will refuse to register the transfer unless the transferee proves that it meets the financial and technical capability criteria required to apply for such licences. The assignment of a special mining licence generally requires the prior consent of the MEM, such consent not to be unreasonably withheld or delayed. There are limited exceptions to the requirement for the Minister’s consent (such as transfers to an affiliate company of the licence holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations).

Special mining licences have certain fiscal and other advantages over mining licences, as the holder of a special mining licence may enter into a mining development agreement with the government of Tanzania to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts and a special mining licence holder may, in certain circumstances, unilaterally amend the programme of the mining operations agreed with the MEM.

AngloGold Ashanti has concluded a development agreement with the Ministry and was issued a mining licence for a period of 25 years, which expires in 2023.

On 9 October 2014 an addendum to the development agreement was entered into ratifying the following prior changes:

•	An increase in the royalty rate from 3% to 4% with effect from 1 May 2012;
•

With effect from the financial year 2015, the capital allowance applicable to the unredeemed qualifying capital expenditure (15% per annum) referred to in section 18(a) of the Income Tax Act No 33 of 1973 shall no longer apply; and

•	With effect from 1 July 2014, GGML is liable to pay the Geita District Council Levy at a rate of 0.3% on turnover (no longer capped at US$200,000 / year).

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

Local Government Levies

As mentioned above, following the signature of the addendum to the development agreement Geita Gold Mine is required to pay local government a service levy of 0.3% of its gross annual turnover in line with the Local Government Finance Act No.9 of 1982.

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

AngloGold Ashanti’s operating properties are located in the state of Western Australia where tenure is issued under, and mining operations are governed by, the Mining Act 1978 (WA). The most common forms of tenure are exploration and prospecting licences, mining leases, miscellaneous licences and general purpose leases. In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit in the area covered by the exploration licence and complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to be granted a mining lease which gives the holder exclusive mining rights with respect to minerals on the property. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plants in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

Mining tenures will be granted with conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the state, territory or federal environment minister, which may require completion of an environmental impact assessment pursuant to applicable protection legislation prior to commencement. Further, an operating licence under the relevant environmental protection legislation in the state or territory may also be required for certain mine processing or mining-related operations.

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

Government royalties are payable by the holder of mining tenure in respect of minerals obtained from the relevant area of land, at the rates specified in the relevant legislation in each state or territory. The royalty on gold production in Western Australia is payable quarterly at a fixed rate of 2.5 percent of the royalty value of gold metal produced and sold. The royalty value is calculated by multiplying the amount of gold produced during a given month by the average gold spot price for that month. In addition, the holder of mining tenure may be required to pay annual rent in respect of the tenure. In Western Australia there is a minimum annual expenditure requirement for prospecting and exploration licences and mining leases. Exemptions from the expenditure requirement can be obtained if certain conditions are satisfied.

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

In the case of Cerro Vanguardia, AngloGold Ashanti’s operation in Argentina, the mining concession holder is AngloGold Ashanti’s partner, FomentoMinero de Santa Cruz S.A. (Fomicruz). On 27 December 1996, Fomicruz entered into a usufruct agreement whereby Cerro Vanguardia S.A. was granted an irrevocable right to exploit the Cerro Vanguardia deposit for a 40-year period, which expires on 27 December 2036. Cerro Vanguardia S.A. is an Argentinean company controlled by AngloGold Ashanti, with Fomicruz as minority shareholder.

In addition to the Argentinean Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196, as amended, and related legal provisions) being the most important one. Such incentives include, amongst others, import duty exemptions, accelerated depreciation of fixed assets, a 3 percent cap on Provincial royalties, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-year stability as to tax, customs and foreign exchange duties. Cerro Vanguardia S.A. obtained its tax, customs and foreign exchange stability certificate in 1996.

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

Ten provinces in whose territories the main mining projects of Argentina are located, signed a document with the Federal Government entitled Federal Mining Agreement, (FMA). The purpose of the FMA is, amongst other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, amongst them Santa Cruz Province (through Fomicruz), in the Cerro Vanguardia project. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programmes. Increase in royalty rates is not specifically contemplated in the FMA. The Provinces that signed the FMA had previously formed a special association of provinces, supported by the National Government.

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

Under the current Mining Code, there are two kinds of mines: (i) claimstake mines (“Minas Manifestadas”), for which rights were acquired before 1934 and exist independently of any mining licence or authorisation from the Federal Government and for which the Mineral Resources constitute property of the landowner and (ii) granted mines, which are those that rely on grants from the Federal Government for mineral exploration or exploitation (pursuant to the Constitution). AngloGold Ashanti’s operations in Brazil consist of both claimstake mines and granted mines.

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

During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (“TAH” – Taxa Anualpor Hectare), subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources (“CFEM” – Compensação Financeirapela Exploração Mineral). The CFEM is currently calculated based on revenues, minus some deductions authorised by mining law.

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

Potential regulatory changes

The Federal Government is contemplating changes to the mining legislation, and those proposed changes were submitted in 2013 to the National Congress for discussion and consideration. Its goals would be to (i) strengthen the role of the Federal Government in regulating the mining industry, (ii) attract more and better investments to the mineral sector, (iii) encourage maximal use of mineral reserves and (iv) encourage members of the industry to add value to mineral products.

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

The concession contract

The government agency grants exclusive concession contracts for exploration and exploitation. Such concessions allow concessionaires to conduct the studies, works and installations necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover any possible environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding works and installations. An environmental impact study must also be filed and approved in order for the concessionaire to receive an environmental licence prior to beginning construction and development.

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

Cannon fees and royalties

Cannon fees are due from the moment the area is declared available for the company (rather than from the time the concession contract is signed). Such fees change based on the number hectares held by the concessionaire, as follows:

•	0-2000 hectares, one legal daily minimum wage (approximately $9.00) per hectare per year
•	2001-5000 hectares, two legal daily minimum wages (approximately $18.00) per hectare per year
•	5001-10,000 hectares, three legal daily minimum wages (approximately $27.00) per hectare per year

Once exploration is complete and the mining infrastructure is in place, the concessionaire must begin paying royalties. Royalties paid to the Colombian government consist of a percentage of the primary product and sub-products being exploited. For gold, the percentage to be paid is 4 percent.

Potential regulatory changes

In 2013 the Federal government instituted the CONPES programme that will aid in promoting certain projects designated by the government as national projects of interest. This designation provides for greater oversight from the Federal government. The La Colosa and Gramalote projects are two such designated projects, and AngloGold Ashanti has requested that its Nuevo Chaquiro project be included in the programme as well.

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

CC&V’s Cresson Project is currently operating under a permit generally referred to as mine life extension one (MLE1) issued by the MLRB and Teller County. Amongst other things, MLE1 permits CC&V to continue active mining at the Cresson Project through 2016 and imposes reclamation and other requirements on CC&V, including requiring (i) the stabilisation and re-vegetation of disturbed lands, (ii) the control of storm water and drainage from overburden storage areas, (iii) the removal of roads and structures, (iv) the treatment and the elimination of process solutions, (v) the treatment of mine water prior to discharge into the environment and (vi) visual mitigation. In September 2012, CC&V’s permit application for mine life extension two (MLE2) was approved by both the MRLB and Teller County.

Potential regulatory changes

Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Amongst the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in delays in permitting, and granting counties the ability to petition the Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. The ultimate content of future proposed legislation, if enacted, is uncertain. If any of the above-referenced provisions were imposed, CC&V’s operations could be adversely affected. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future.

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

Closure planning is an activity that starts at the exploration and mine design stage and continues throughout the life of mine:

•	New projects include a closure plan which takes into account future closure and associated rehabilitation and other costs.
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

Our closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different issues are raised which require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Previous employees may receive education and training so as to enable them to seek viable employment alternatives. Communities also require information on the Company’s rehabilitation of the landscape and on any lasting environmental impacts.

In addition, long-term remediation obligations including decommissioning and restoration liabilities relating to past operations are based on environmental management plans and comply with current environmental and regulatory requirements.

Provisions for remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and previous experience in the remediation of mine sites.

Decommissioning costs and restoration costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Discounted closure liabilities (excluding joint ventures) increased from $728 million in 2013 to $851 million in 2014. This change relates to differing, site-specific changes, including progress in rehabilitation, changes in discount rates due to changes in global economic assumptions and application of new technologies.

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

Where feasible, the company operates a “closed loop” system which recycles the water used in its operations without discharging it to the environment. In some areas, however, such as Ghana, high levels of rainfall and surface water runoff mean that a closed loop system is not feasible and that discharges, after water treatment, must take place. During 2011, the company commissioned a reverse osmosis plant in the northern section of the Obuasi mine which functions in conjunction with complementary water treatment technologies to ensure that water released is compliant with Ghana’s water quality standards. At the southern section of the mine, a 250m3/hour water treatment plant was commissioned in early 2012 and a 500 m3/hour plant was commissioned in September 2014. At the Iduapriem mine, a water treatment plant was commissioned in 2010 to ensure that the operation can release excess water while meeting effluent discharge standards.

At AngloGold Ashanti’s South African operations, ongoing upgrades of process water containment infrastructure to reduce potential environmental discharges have led to a reduction in reportable incidents since 2009.

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

Groundwater Impacts and Environmental Remediation

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact and to find sustainable remediation solutions. Based on those studies as well as discussion with regulators, the company has taken steps, including monitored natural attenuation and phyto-technologies, to address soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation. Should these obligations be significant, this could have a material adverse impact upon AngloGold Ashanti’s results and its financial condition.

As AngloGold Ashanti or its predecessors have a long history of mining operations in certain regions, issues may arise regarding historical as well as potential future environmental impacts on those areas. For example, certain parties, including Non-Governmental Organisations (NGOs), community groups and institutional investors, have raised concerns, and threatened or commenced litigation, relating to air pollution or surface and groundwater quality, among other issues, in the areas surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts on local rivers and wells used for water, from heavy metals, arsenic and cyanide as well as sediment and mine rock waste. Following temporary shutdowns at both mines in 2010, the company has made improvements in effluent quality management and constructed a new tailings impoundment at Iduapriem as well as three additional water treatment plants at Obuasi to reduce the risk of incidents that have the potential to degrade local water sources. AngloGold Ashanti is continuing to investigate allegations of impacts by the company’s operations on water quality in mining areas and is implementing, as appropriate, additional responsive actions, such as remediation, engineering and operational changes at the mine sites and community outreach programmes.

In addition, AngloGold Ashanti has identified a flooding and future pollution risk to deep groundwater in the Klerksdorp and Far West Rand goldfields in South Africa. AngloGold Ashanti’s Vaal River operations are part of the Klerksdorp goldfields and its West Wits operations are part of the Far West Rand goldfields. The premature closure of neighbouring mines owned by another mining company in both areas has led to increased pumping obligations on AngloGold Ashanti and these are anticipated to increase in future, requiring additional permits and increased costs for the group. Various studies have been undertaken by AngloGold Ashanti since 1999 to better understand groundwater conditions in mined-out workings, including potential groundwater infiltration and acidification concerns. As a result of the interconnected nature of underground mining operations in South Africa, any proposed solution needs to be a combined one supported by all the companies owning mines located in these goldfields.

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

For example, the Australian government implemented a carbon trading scheme in July 2012, with a carbon price applying to facilities which emitted more than 25,000 t/yr, commencing at A$23/tCO2-e (for 2012 to 2013), however this was repealed by a new government in 2013.

Also, in 2011, the South African government released a climate change response white paper and in 2013 a Carbon Tax Policy Paper. In February 2014, the South African Minister of Finance announced his intention to introduce a carbon tax in 2016. AngloGold Ashanti already pays a levy of ZAR0.035 per kilowatt hour of electricity that it purchases and is generated from fossil fuels. In February 2015, the Minister announced that the government was considering an increase in the levy to ZAR0.055 per kilowatt hour.

The 2013 Budget Review provides an indication of the expected levels of the carbon tax rate as being ZAR120 (approximately $10) per tonne of CO2e emitted above certain thresholds. Under the proposal, the tax rate would increase by 10 percent a year, reaching ZAR193 (approximately US$17) per tonne by 2020. The end of the decade also marks the end of the first phase of the carbon tax. Depending on the nature of the emitter, a basic tax-free threshold of up to 60 percent of the tax liability will apply.

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

In addition, AngloGold Ashanti is subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (“NIHL”) and occupational lung diseases (“OLD”), which include occupational tuberculosis and silicosis in individuals exposed to silica dust. Silicosis has been particularly prevalent in South Africa and has also arisen at the company’s Continental Africa and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and clinics, and continues to improve preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying its employees with respiratory protective equipment. If the costs associated with providing such occupational health services, implementing such control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (“ODMWA”) that provides for compensation to miners who have OLD, and the Compensation for Occupational Injuries and Diseases Act (“COIDA”), that provides for compensation in respect of job related injuries and compensation of non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur in the short- to medium-term, but some alignment of benefits may be considered in the future. The South African government has indicated that it may also consider amendments in the short-term to address shortcomings in ODMWA. COIDA provides for compensation payments to workers suffering permanent disabilities which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD as well as the payment of medical expenses over the claimant’s lifetime. If the proposed combination of COIDA and ODMWA or amendments to ODMWA were to occur, this could further increase the amount of statutory compensation that miners employed by AngloGold Ashanti could claim, which consequently could have an adverse effect on AngloGold Ashanti’s financial condition.

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

Malaria and other tropical diseases also pose health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women but also gives rise to deaths and absenteeism in adult men. All affected company operations have malaria control programmes in place.

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

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2014

Operations

AMERICAS		CONTINENTAL AFRICA		AUSTRALASIA		EXPLORATION AND TECHNOLOGY
1.	Argentina	4.	Guinea	10.	Australia	12.	Australia
	Cerro Vanguardia (92.5%)		Siguiri (85%)		Sunrise Dam	13.	Colombia
2.	Brazil	5.	Mali		Tropicana (70%)	14.	Guinea
	Serra Grande		Morila (40%) (1)			15.	South Africa
	AGA Mineração		Sadiola (41%)	SOUTH AFRICA
3.	United States		Yatela (40%)	11.	South Africa
	Cripple Creek & Victor (CC&V)	6.	Ghana		Vaal River
			Iduapriem		Great Noligwa
			Obuasi		Kopanang
		7.	DRC		Moab Khotsong
			Kibali (45%) (1)		West Wits
		8.	Tanzania		Mponeng
			Geita		TauTona
		9.	Namibia		Surface Operations (3)
			Navachab (2)

Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.

(1)	Both Morila and Kibali are managed and operated by Randgold Resources Limited.
(2)	On 30 June 2014, AngloGold Ashanti announced that it had completed the sale of Navachab.
(3)	Includes MWS for purposes of this report. It is operated and managed as a separate cash generating unit.

OPERATING PERFORMANCE

Group description

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations in 10 countries.

AngloGold Ashanti is a global gold mining and exploration company with a diverse portfolio of mining operations and projects on four continents, with more than 97% of the company’s revenue derived from the sale of gold produced at its operations located around the world. Working across the full spectrum of the mining value chain, the impact of the company’s operating activities on the local communities and environments remain at the core of the business.

Following a strategic review of AngloGold Ashanti’s asset portfolio at the start of 2013, the company embarked on significant restructuring in response to current challenges in the gold sector, including increasing costs of production and a fall in gold prices.

Gold production increased for the second consecutive year, boosted by the contributions of new mines, Kibali and Tropicana, which had their first full year of production in 2014. The rationalisation of corporate structures and marginal production continued with the planned restructuring of the South African operations and the transition to limited production at Obuasi in Ghana. On 30 June 2014, the sale of the Navachab mine in Namibia was completed.

AngloGold Ashanti’s brownfield and greenfield exploration programmes take place in both established and new gold producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings.

AngloGold Ashanti’s operations and joint ventures employed, on average, 58,057 people (including contractors) in 2014 (2013: 66,434).

Performance

In 2014, AngloGold Ashanti produced attributable 4.4 million ounces of gold (2013: 4.1 million ounces) as well as 1.3 million pounds of uranium oxide, 3.5 million ounces of silver and 192 tonnes of sulphuric acid as by-products.

Production of 4.4 Moz was achieved at a group all-in sustaining cost of $1,026/oz compared to 4.1 Moz at $1,174/oz the previous year.

The attributable Ore Reserve at 31 December 2014 was 57.5 Moz, down from 67.9 Moz at 2013. This decrease reflects the changes in economic assumptions, depletion and the sale of Navachab.

Capital expenditure, including equity accounted joint ventures, in 2014 amounted to $1,209 million (2013: $1,993 million).

Safety

Regrettably, there were 6 fatalities across the group’s operations in 2014. The all injury frequency rate was 7.36 per million hours worked compared to 7.48 in 2013.

OPERATIONS AT A GLANCE for the years ended 31 December

	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)			Total cash costs ($ per ounce)			All-in sustaining costs ($/oz sold)			Attributable capital (1) expenditure ($m)
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
SOUTH AFRICA
Vaal River
Great Noligwa	0.4	0.4	0.5	6.44	6.15	5.72	78	83	84	1,074	1,100	1,226	1,185	1,305	1,530	7	13	27
Kopanang	0.8	1.0	0.9	5.55	5.23	5.40	140	178	164	1,023	918	1,015	1,256	1,255	1,497	26	52	94
Moab Khotsong	0.7	0.7	0.6	11.04	9.47	8.16	234	212	162	685	797	1,040	903	1,223	1,634	45	117	159
West Wits
Mponeng	1.1	1.6	1.3	8.99	7.10	9.40	313	354	405	746	719	639	981	1,016	883	97	171	195
Savuka (1)			0.2			6.09			37			1,041			1,607			20
TauTona (1)	0.9	1.0	0.8	8.21	7.34	7.63	232	235	189	882	920	924	1,059	1,149	1,316	35	59	73
Surface Operations
Surface Operations (2)	34.5	34.5	17.9	0.20	0.22	0.30	223	240	172	941	883	943	1,153	969	754	46	39	15
Other(3)							3			-			-			8
CONTINENTAL AFRICA
Ghana
Iduapriem	4.9	4.8	4.6	1.13	1.43	1.22	177	221	180	865	861	955	1,020	1,025	1,437	21	28	95
Obuasi (4)	2.2	1.7	2.1	4.67	4.94	4.79	243	239	280	1,086	1,406	1,187	1,374	2,214	2,021	82	196	185
Guinea
Siguiri (85%)	10.1	10.2	10.1	0.89	0.82	0.76	290	268	247	799	918	938	917	1,085	1,105	26	25	28
Mali
Morila (40%)	1.3	1.4	1.8	1.06	1.23	1.41	44	57	81	1,162	773	767	1,298	1,051	765	6	13	1
Sadiola (41%)	2.1	2.0	1.9	1.28	1.34	1.64	85	86	100	1,028	1,334	1,169	1,133	1,510	1,249	6	42	37
Yatela (40%)	0.9	1.0	1.1	0.59	0.93	1.06	11	27	29	1,438	1,530	1,758	1,795	1,653	1,888	-	3	2
Namibia
Navachab (5)	0.7	1.4	1.4	1.44	1.39	1.59	33	63	74	752	691	1,036	719	781	1,329	1	5	15
Tanzania
Geita	5.2	4.0	4.8	2.86	3.54	3.47	477	459	531	599	515	427	890	833	816	129	154	216
DRC
Kibali (45%)(7)	2.5	0.4		2.95	3.41		237	40		578	471		588	9,065		179	341	263
AUSTRALASIA
Australia
Sunrise Dam	3.8	3.5	3.4	2.13	2.46	2.39	262	276	258	1,105	1,110	1,126	1,214	1,321	1,470	31	39	49
Tropicana (70%)(7)	4.0	0.9		2.78	2.40		358	66		545	568		752	1,113		59	241	315
AMERICAS
Argentina
Cerro Vanguardia (92.5%)	3.0	2.3	1.7	6.08	6.58	6.48	246	241	219	692	622	576	938	912	935	54	64	88
Brazil
AGA Mineração (4)	2.5	2.3	2.2	5.65	5.70	6.07	403	391	388	644	646	696	966	1,023	1,114	127	123	162
Serra Grande (6)	1.3	1.3	0.9	3.28	3.42	3.36	136	138	98	748	719	821	1,062	970	1,168	38	40	33
United States
Cripple Creek & Victor	19.3	20.8	20.9	0.32	0.34	0.40	211	231	247	829	732	638	1,147	927	817	169	157	100
(1)	In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(2)	Includes MWS for purposes of this report. It is operated and managed as a separate cash generating unit.
(3)	Gold produced by treating material from multiple mine sources in South Africa.
(4)	The grades from Obuasi and AGA Mineração represent those for their underground operations.
(5)	AngloGold Ashanti sold Navachab effective 30 June 2014.
(6)	AngloGold Ashanti’s holding increased to 100% (from 50%) from July 2012.
(7)	Commenced production in the second half of 2013.

Rounding of figures may result in computational discrepancies.

SOUTH AFRICA

AngloGold Ashanti’s South African operations comprise five deep-level mines and surface production facilities. They are:

•	The Vaal River operations – Great Noligwa, Kopanang and Moab Khotsong;
•	The West Wits operations – Mponeng and TauTona; and
•	Surface operations.

	Gold production (000oz)	Average number of employees
Operations
1. South Africa
Vaal River
Great Noligwa	78	2,207
Kopanang	140	4,424
Moab Khotsong	234	4,573
West Wits
Mponeng	313	6,737
TauTona	232	4,712
Surface operations (1)	223	3,058

(1)	Includes MWS for purposes of this report. It is operated and managed as a separate cash generating unit.

South Africa Key Statistics

	Unit	2014	2013	2012
Operation
Tonnes treated/milled	Mt	38.4	39.2	22.2
Pay limit (1)	oz/t	0.39	0.36	0.40
	g/t	14.35	13.37	12.41
Recovered grade(1)	oz/t	0.239	0.204	0.219
	g/t	8.19	7.00	7.50
Gold production	000oz	1,223	1,302	1,212
Total cash costs(2)	$/oz	849	850	873
Total production costs(2)	$/oz	1,087	1,070	1,097
All-in sustaining costs(2)(3)	$/oz	1,064	1,120	1,189
Capital expenditure	$m	264	451	583
Safety
Number of fatalities		4	6	11
AIFR	Per million hours worked	11.85	12.63	13.24
People
Average no of employees: Total		29,511	32,406	34,186
Permanent employees		26,056	28,526	29,740
Contractors		3,455	3,880	4,446

(1)	Refers to underground operations only.
(2)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(3)	Excludes stockpile impairments.

Performance in the South Africa Region in 2014

Production

Production declined by 6%, predominantly a consequence of safety-related stoppages, the aftermath of the earthquake experienced on 5 August 2014, and unscheduled shaft maintenance at Mponeng.

The 5.3 magnitude earthquake affected the Vaal River mines. Production was halted at these operations for five to ten days to allow the aftershocks to subside and to undertake repairs before production resumed. At Mponeng, production was suspended for seven days to allow significant repair work on damaged shaft steelwork and to return the shaft to safe levels of service.

Production from Surface Operations was negatively affected by the decreased grade of the material sourced from the marginal ore dumps. Mining flexibility has been improved so as to enable more active blending. The region’s contribution to group attributable gold production moved from 32% to 28% in 2014. In addition, the Vaal River operations produced 1.3Mlb of uranium.

The focus on cost containment continued in 2014, in line with the Project 500 initiative to reduce overall group costs by $500m in the 18 months to end 2014, cost reduction initiatives were undertaken in the region. The emphasis on the management of labour costs, reef mining-related activities, power consumption, contractors and the implementation of service optimisation strategies as well as a robust critical review of commodity- and services-related contracts all contributed to lower operating costs. Inflationary pressures, which included increases in electricity tariffs that exceeded inflation, were partially compensated for by cost savings from the Project 500 initiatives and also a weaker local currency. All-in sustaining costs for the year declined 5% to $1,064/oz.

Capital expenditure

Capital expenditure declined by 41%, in line with the groupwide cost optimisation and rationalisation programme and the resultant scaling back of project investment. Capital expenditure in 2014 was again predominantly on ore reserve development across all underground operations and on the Mponeng deepening project, as well as stay-in-business items and activities across all underground operations.

Safety

There were tragically four fatalities during 2014 (2013: six) – one at the Vaal River operations and three at the West Wits operations. Three of these were caused by falls of ground and one was the result of an incident involving piping and construction work.

All mines and plants in the region achieved 1 million fatality-free shifts and Kopanang, most notably, has recorded three million fatality-free shifts. This was achieved despite the impact of the 5.3 magnitude earthquake which resulted in minor injuries to 30 employees and the evacuation and safe return to surface of 3,300 people in all at the Vaal River operations.

People

The South Africa region employed an average of 29,511 people in 2014 – 26,056 full-time employees and 3,455 contractors – as compared to 32,406 in 2013 and 34,186 in 2012 – a decline of 14% in two years. This decline in the number employed was a result of various cost rationalisation initiatives implemented across the group over the past two years. Productivity declined to 4.40oz/TEC in 2014 (2013: 4.47oz/TEC).

The next round of wage negotiations is due to begin in the first half of 2015 as the current wage agreement comes to an end on 30 June 2015.

In the South Africa region, 94% of the workforce is represented by four industry unions: AMCU, NUM, Solidarity and Uasa.

Ore Reserve

As at 31 December 2014, the total Ore Reserve for the South Africa region is 27.45Moz (2013: 30.9Moz). This is equivalent to around 48% of the group’s total attributable Ore Reserve.

Growth and improvement

Project Zaaiplaats at Moab Khotsong, which was temporarily halted in 2013, remains on hold. Additional geological information gathered in the interim reflected a deterioration in the grade of the project, making it economically unviable at the current gold price.

At Mponeng, phase 1 of the deepening project to access the VCR progressed well. Although safety stoppages following a shaft incident led to some delays, stoping and ledging operations have begun. The emphasis in the coming year is expected to be to increase the volume of ore reserve development so as to open up high-grade reserves. Given the slump in the gold price, phase 2 of this project to access the CLR was delayed in 2014. Critical path work continued and included the installation of ventilation and refrigeration infrastructure to enable the ramp-up to full project execution in 2015, should the capital budget be approved. This project is also expected to investigate the viability of optimised shift schedules with a view to improving productivity and speeding up access to the higher-grade areas.

The uranium plant at Mine Waste Solutions (MWS) was successfully completed with the first deliveries in the fourth quarter of the year. The recovery in the uranium price during the year was encouraging.

The Technology Innovation Consortium continued to make significant progress towards the development of the new deep-level mining technology. The aim, ultimately, is to develop a cost-efficient, safe, mining method to implement at our deep-level underground operations in South Africa to extract stability pillars and areas that might otherwise not be safe or viable to mine. In 2015, the final element of work is expected to be to compile a deep-level mining method based on this mining style. Key to maximising the efficacy of this method will be enhanced machine efficiencies. This in turn would entail increasing machine availability and a 24-hour mining cycle. While such working arrangements are still to be negotiated with labour, the company believes that they would increase the global competitiveness of the South Africa mining industry.

CONTINENTAL AFRICA

AngloGold Ashanti has six producing mines and processing operations (of which the group manages four) in five countries in the Continental Africa region, following much activity in 2014 with the sale of the Navachab mine in Namibia, the transition to limited mining at Obuasi in Ghana and the cessation of mining at Yatela in Mali.

	Attributable gold production (000oz)	Average number of employees
Operations
1. Democratic Republic of the Congo
Kibali 45%	237	2,245
2. Ghana
Iduapriem	177	1,352
Obuasi	243	3,541
3. Guinea
Siguiri 85%	290	3,494
4. Mali
Morila 40%	44	500
Sadiola 41%	85	654
Yatela 40%	11	226
5. Namibia
Navachab(1)	33	793
6. Tanzania
Geita	477	3,265

(1)	Sold effective 30 June 2014.

Continental Africa - Key Statistics

	Unit	2014	2013	2012
Operation
Tonnes treated/milled	Mt	29.9	26.9	27.8
Pay limit	oz/t	0.039	0.049	0.041
	g/t	1.345	1.669	1.273
Recovered grade	oz/t	0.054	0.054	0.055
	g/t	1.66	1.69	1.70
Gold production (attributable)	000oz	1,597	1,460	1,521
Total cash costs(1)	$/oz	783	869	830
Total production costs(1)	$/oz	977	1,086	1,060
All-in sustaining costs(1)(2)	$/oz	968	1,202	1,235
Capital expenditure	$m	454	839	925
Safety
Number of fatalities		0	2	5
AIFR	Per million hours worked	1.56	1.97	2.26
People
Average no of employees: Total		16,070	16,625	16,621
Permanent employees		8,739	10,778	10,014
Contractors		7,331	5,847	6,607

(1)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(2)	Excludes stockpile impairments.

Production

The ramp up and first full year of production at Kibali more than offset the decline at Yatela and the half-year contribution by Navachab which was sold in June 2014. The region’s attributable production increased by 9%.

Kibali produced its first gold in 2013, ahead of schedule, and delivered 527,000oz in 2014, of which 45% is attributable to AngloGold Ashanti.

During 2014, production at Kibali came largely from the open pit, while significant development of underground workings was carried out. Underground mining began following the start of blasting of the first stope in the latter part of the year. The oxide plant was successfully ramped up in early 2014 with the sulphide plant being commissioned in the second half. Kibali’s Ore Reserve is currently estimated at around 11Moz (attributable: 4.94Moz), accounting for 26% of the Continental Africa region’s Ore Reserve.

Our largest operations in the region, Geita and Siguiri, recorded strong performances for the year. At Geita, tonnes milled of hard sulphide ore surpassed 5Mt for the first time, a result of better mill running time and fragmentation control. This followed improvements in blast fragmentation, the installation of a secondary crusher and improved carbon management systems in the leach circuit. These improvements offset grade declines at the Star & Comet pit; the failure of the pit wall at Nyakanga Cut 7; and delays at Geita Hill East pit.

At Siguiri, tonnes treated remained stable with a higher than expected improvement in recovered grades contributing to an increase in production. The grades, however, declined in the latter part of the year as higher-grade ore resources were depleted.

In Mali, production decreased overall as the mines continued to wind down in line with planned transition to closure, treating lower grade waste tonnes.

At Obuasi, while output increased marginally year-on-year, underground production was halted in the fourth quarter. Processing of tailings and aboveground stockpiles is continuing. This was in line with the initiative to downscale the operation temporarily while a feasibility study is undertaken to explore options for its long-term sustainability.

Tailings retreatment continued during the year, contributing to an improvement of close to 2% in ounces produced year-on-year, as we continued to discharge our environmental responsibilities. Development of a decline from surface to the existing mining blocks continued in 2014. The decline is expected to allow development of the appropriate infrastructure to enable mechanised operations and de-bottleneck the mine, which was constrained by an outmoded, labour-intensive mining method and also ageing and sub-optimal vertical hoisting infrastructure.

By year-end Obuasi had successfully transitioned to limited operations and the entire work force had been retrenched. Refer “Item 18 - note 7: Special Items”. A limited number of employees were recruited on a one-year fixed-term contract to oversee the mine while the feasibility study is underway. The study is due to be completed in the first half of 2015.

Project 500 gained significant traction in the region, with noteworthy gains made in several areas. In looking to improve process recoveries, an initiative to optimise dissolved oxygen levels improved recoveries across all major operating sites, particularly at Geita, Siguiri and Iduapriem. Mine plans were optimised, with low-margin or loss-making ounces removed and labour efficiencies were realised across the region, both among permanent employees and contractors. The expatriate contingent was reduced and consultant services curtailed. At Geita, mining efficiencies resulted in greater tonnages moved with no additions to the fleet, helping reduce unit mining costs. Work was done to realise benefit of a more favourable environment for buyers of contract mining services due to excess capacity across the globe. Competitive bidding processes for mining and related contracts were held at Siguiri, Geita, Sadiola and Iduapriem, with all resulting in new contractors or more favourable contracts agreed. Considerable effort was also directed at reducing working capital through the optimisation of consumable stores across the regional portfolio, and engagement with governments in Tanzania and Guinea to reduce indirect tax lock-ups.

The region as a whole also continued to realise the benefit of more consistent operating performance with tight management of all costs and capital. The region benefited from the inclusion of the first full-year’s production from the Kibali mine, which contributed production at lower-than-average cash cost. The sharply lower fuel price in the fourth quarter also aided cost control efforts, particularly for open pits mines which operate large truck and shovel fleets and generate all or part of their own power from diesel or heavy fuel oil, like the major mines in the region Geita, Kibali and Siguiri. As with the rest of the group, the focus on strict capital allocation and more concentrated exploration programme was also a strong feature in Continental Africa. The net result of these initiatives was a 19% reduction in all-in-sustaining costs to $968/oz, the lowest in the group.

Capital expenditure

With completion of much of the work to establish operations at Kibali, capital expenditure for Continental Africa dropped to $454m in 2014 from 2013’s $839m and a further fall is anticipated in 2015, with the construction of the sulphide plant largely completed at Kibali. Capital expenditure was reduced almost entirely at Obuasi which was placed on limited mining.

Safety

Overall safety performance in the Continental Africa region continued to improve. There were no fatalities during the year and the all injury frequency rate improved to 1.56 per million hours worked (2013: 1.97).

People

The average number of people employed in the region declined, largely a result of the retrenchment process undertaken at Obuasi, from 16,625 in 2013 to 16,070 in 2014. Regional productivity improved significantly to 14.36oz/TEC (2013: 9.97oz/TEC). Most retrenchments were undertaken at the end of the year.

Ore Reserve

The total attributable Continental Africa Region Ore Reserve is 18.93 million ounces (2013: 24.41 million ounces). This amounts to 33 percent of the group’s Ore Reserve.

Growth and improvement

Our emphasis has been on improving operational and cost efficiencies in response to gold’s persistent price decline and to caution over the metal’s immediate price direction. Kibali’s cost-efficient production ramp up has already contributed to overall production and a containment of overall costs per ounce. The focus for 2015 is expected to be completion of the paste plant and the second hydro-power station – Ambarau. The sinking of the vertical shaft remained ahead of schedule with a shaft depth of 720m at the end of the year with only 40m sinking remaining.

At Obuasi, following a two-year review of operational efficiencies, mining operations were significantly curtailed. A feasibility study investigating options to modernise and improve the life-of-mine plan is underway. The focus of the study is not only on the economic and technical aspects but also security, environmental obligations and community relations.

In Guinea, despite indications of promising new developments, greenfields exploration teams had to be withdrawn during the latter part of the year as a precaution against the outbreak of the Ebola virus disease.

AUSTRALASIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	262	374
2. Tropicana 70%	358	458

AngloGold Ashanti’s Australasian assets comprise the wholly owned Sunrise Dam and the 70 percent-owned Tropicana Gold mine, Australia’s newest gold mine. Tropicana completed its first full year of production in 2014.

Australasia - Key Statistics

	Unit	2014	2013	2012
Operation
Tonnes treated/milled	Mt	7.8	4.3	3.4
Pay limit	oz/t	0.07	0.09	0.08
	g/t	2.29	2.82	2.42
Recovered grade	oz/t	0.072	0.072	0.070
	g/t	2.45	2.45	2.39
Gold production (attributable)	000oz	620	342	258
Total cash costs(1)	$/oz	804	1,047	1,211
Total production costs(1)	$/oz	1,070	1,333	1,358
All-in sustaining costs(1)(2)	$/oz	986	1,376	1,680
Capital expenditure	$m	91	285	369
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	10.73	7.91	6.33
People
Average no of employees: Total		832	925	494
Permanent employees		194	281	110
Contractors		638	644	384

(1)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(2)	Excludes stockpile impairments.

Production

With the ramp up in production at Tropicana during the course of 2014, the mine’s first full year of operation, and increased levels of output at Sunrise Dam, total production for the Australasia region was 81% higher than in 2013.

At Sunrise Dam, while underground mining has been providing supplementary ore since 2004, the underground mine transitioned to become the primary source of mill feed in 2014, delivering 2.43Mt of ore to the mill for the year. Stockpiled intermediate grade ore (average 1.45g/t) was blended with the underground ore to meet the processing plant capacity, which saw throughput reach 3.8Mt in 2014, a 10% improvement on 2013, despite the higher proportion of harder underground ore treated. Plant performance improved due to the focus on engineering reliability which reduced plant down time.

A two-year project on planning systems and operational efficiencies resulted in productivity improvements in the underground mine culminating in 675,503t of underground ore being mined in the December quarter – equivalent to an annualised rate of 2.7Mt. This mining rate is expected to be maintained in 2015. The multi-pronged productivity improvement strategy included an innovative approach to grade control based on reverse circulation (RC) drilling that emulated the successful grade control process in the open pit. The change to RC drilling combined with productivity improvements gained in the underground mine drove mining costs down by more than 50% over the two-year period.

Tropicana completed its first full year of operation. In total, the mine produced 511,000oz of which AngloGold Ashanti’s share was 358,000oz. Open pit mining focused on the Havana and Tropicana pits in 2014. During the year additional mining fleet was brought to the site to counteract a decrease in mining rates caused by structural failure that caused part of a tank wall to buckle, remediation of a wall slippage, poor equipment availability and lower-than-planned productivity. Mining productivity improved in the fourth quarter and it is anticipated that productivity rates will be back on target in early 2015. Despite these challenges, feed to the processing plant was on budget, enabling treatment of 5.7Mt for the year at a head grade of 3.06g/t and metallurgical recovery of 90%. Reconciliation of mine to mill, in terms of both tonnes and grade, aligned well.

Production decreased at Sunrise Dam, as lower grades were mined in line with the mine plan.

Total cash costs for the region declined by 23% and all-in sustaining costs by 28%. Costs for the Australasian region were positively affected by the ramp-up to full production at Tropicana, and productivity improvements at Sunrise Dam. However, at Tropicana, these were impacted by higher mining costs resulting from fleet productivity issues and increased plant maintenance costs. These cost increases however were offset by the savings in other areas resulting in the operation delivering on the cost performance anticipated in the feasibility study.

Capital expenditure

Capital expenditure for Australasia reduced significantly to $91m in 2014 (2013: $285 million) with the completion of much of the development at Tropicana, as well as completion of the transition at Sunrise Dam from openpit to underground mining. Capital expenditure at Tropicana fell to $59m from $241m in 2013 while at Sunrise Dam expenditure was $31m against $39m in the previous year.

Safety

Safety performance continued to be an area of focus with no fatalities reported. The AIFR for the region was 10.73 per million hours worked (2013: 7.91).

People

A total of 832 people were employed on average by the Australia region – 194 full time employees and 638 contractors. Productivity in the Australia region was 62.00oz/TEC in 2014 (2013: 49.64oz/TEC), the highest in the group.

Ore Reserve

At the end of 2014, the total attributable Ore Reserve for the Australasia Region was 3.53 million ounces (2013: 3.81 million ounces). This makes up around 6 percent of the group’s Ore Reserve.

Growth and improvement

At Tropicana, additional maintenance and engineering work was carried out in the processing plant during the year to close out construction work following commissioning and to optimise sections of the plant with a view to lifting throughput beyond nameplate capacity in 2015. At year-end regulatory approvals were received to complete an expansion of the process water supply borefield that provides water to the operation. By the end of the first quarter of 2015, an additional 27 bores will have been installed and commissioned to take the number of bores servicing the plant to 51 and capacity from approximately 750t of water per hour (tph) to more than 1,000 tph.

Analysis of data from a 3D seismic survey which was conducted across the Tropicana ore bodies is expected to be completed in the first half of 2015. This analysis is expected to enable more accurate and more cost effective targeting of deep drill holes to test for extensions of mineralisation beneath the current open pit. This drilling data will augment work already carried out in the Havana Deeps study to determine if the down plunge extensions to the ore bodies continue to the north below Tropicana and Boston Shaker. Ultimately, this information will determine whether these ore bodies could be mined via a large open pit or by underground methods.

In July 2014, AngloGold Ashanti signed agreements with a natural gas infrastructure company for the transportation of natural gas to Sunrise Dam and Tropicana. It is expected that this will provide continuity of fuel supply, reduce exposure to diesel price volatility and significantly reduce the number of trucks on the site access roads. This is expected to yield important safety benefits and will help in reducing road maintenance costs. Construction is scheduled to start in February 2015 with first gas expected to be available at the mines in January 2016. The power stations at both mines are expected to be modified so as to run on 100% natural gas. Backup diesel capability will be retained for emergencies. Gas power generation is expected to reduce cash operating costs.

THE AMERICAS

AngloGold Ashanti has four mining operations – both open pit and deep level mining – in the Americas region. In addition, there is an active greenfields exploration programme underway in Colombia.

	Attributable gold production (000oz)	Average number of employees

Operations
1. Argentina
Cerro Vanguardia 92.5%	246	1,640

2. Brazil
AGA Mineração	403	4,398
Serra Grande	136	1,403

3. United States
Cripple Creek & Victor	211	1,147

Americas - Key Statistics

	Unit	2014	2013	2012
Operation
Tonnes treated/milled	Mt	26.1	26.7	25.7
Pay limit	oz/t	0.034	0.026	0.024
	g/t	1.156	0.897	0.822
Recovered grade	oz/t	0.035	0.036	0.034
	g/t	1.13	1.20	1.16
Gold production (Attributable)	000oz	996	1,001	953
Total cash costs(1)	$/oz	709	671	669
Total production costs(1)	$/oz	942	886	907
All-in sustaining costs(1)(2)	$/oz	1,010	970	1,006
Capital expenditure(3)	$m	388	391	387
Safety
Number of fatalities		2	0	1
AIFR	Per million hours worked	3.81	4.74	5.20
People
Average no of employees: Total		8,588	8,374	7,896
Permanent employees		5,944	5,979	5,509
Contractors		2,644	2,395	2,387

(1)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(2)	Excludes stockpile impairments.
(3)	100% and excludes Colombia

Production

The year was a challenging one overall for the Americas operations and overall production from the region declined marginally. Increased production at AGA Mineração and at Cerro Vanguardia failed to offset declines at CC&V and Serra Grande. Production was dampened by low grades for some mines as well as negative stockpile movements. Cerro Vanguardia’s production for 2014 was the highest in 11 years, due mainly to improved heap-leach production.

AGA Mineração continued to deliver a strong performance with increased tonnage and feed grades at both the Cuiabá and Córrego do Sítio complexes despite operational delays in high grade areas, changes in mining plan at Cuiabá Complex, and geotechnical challenges at the new oxide pit. Development here exceeded expectations and production began from the new ore body at Córrego do Sítio (Sulphide II) and full production rates were achieved at the underground Mine I.

At CC&V, production was negatively affected by several factors including increased amounts of clay in the ore that resulted in reduced volumes and lower grade ore being supplied to the crusher. Certification delays for an exposed liner necessitated modifications to the heap-leach stacking plan leading to deferred production in the early part of 2014.

The Americas region’s contribution to group attributable production declined to 22%. In addition, the region produced 3.1Moz (attributable) of silver as a by-product.

Despite the focus on limiting cost increases over the past year, regional cash costs increased by around 5%, due largely to inflationary pressures in the South American countries. The higher levels of production at AGA Mineração and Cerro Vanguardia failed to offset increased costs at Serra Grande and CC&V. Although overall costs increased at Cerro Vanguardia due to deferred stripping adjustments, the negative impact of stockpile movement and inflationary pressures and wage increases, these were partially offset by the increased production and weaker exchange rates. The depreciation of both the Brazilian real and Argentinean peso helped to limit cost increases in those countries, as did various cost management initiatives implemented. Operating challenges at CC&V also affected negatively the cost performance of the region. Taxation and royalty payments were lower at all operations, in line with subdued gold and silver prices.

In line with the group cost optimisation drive, the focus of savings initiatives in the Americas region was on labour, contractors, energy, consumables and working and stay-in-business capital. The regional all-in sustaining costs increased by 4% year on year.

These cost and cash management programmes involved productivity improvements, process optimisation, and reductions in power costs, materials pricing and in administrative expenses.

At CVSA various initiatives aimed at efficiency and production improvements (underground mine design optimisation, the prolonging of the extension operational life tyres, and the optimisation and stabilisation of CIL and regeneration circuits), continued.

Cost savings initiatives at CC&V focused on improving efficiencies derived from consumables and tyres, and better fleet time management. This enhanced crusher throughput and resulted in savings of $4m.

In Brazil, potential savings identified in 2013 were addressed by initiatives implemented in 2014.

Capital expenditure

In line with the continuing group-wide cost and strategic review, capital expenditure of $388m in the Americas region for 2014 was approximately 1% less than the previous year. Much of this was on the mine life expansion project at CC&V ($145m) and Ore Reserve Development at AGA Mineração of $53m. Additional expenditure was underground expansion at CVSA and ore development and general stay-in-business activities at all operations.

Safety

Two fatalities were reported in the Americas region (2013: 0). Two contractor employees lost their lives in an incident at AGA Mineração’s Cuiabá mine during the renovation of the ventilation shaft when the braking mechanism for a rope holding a suspended platform in place failed. The AIFR for the region was 3.81 per million hours worked in 2014 (2013: 4.74– restated).

People

A total of 8,588 people were employed on average by the Americas region in 2014 – 5,944 full-time employees and 2,644 contractors. Productivity for the region was 16.35oz/TEC as compared to 16.63oz/TEC in 2013.

Ore Reserve

At the end of 2014, the total attributable Ore Reserve for the Americas Region, was 7.56 million ounces (2013: 8.82 million ounces). This makes up around 13 percent of the group’s Ore Reserve.

Growth

Various growth programmes are underway at all operations in the region, the most significant of which is CC&V’s expansion project. The first part of the two-phase mine life expansion (MLE) project began production in 2011 and is expected to continue until 2016. MLE2 will expand the operation to include a second valley heap-leach facility (VLF), a CIP mill to process sulphide material and an associated gold recovery plant. The mill began commissioning at the end of 2014 and production is scheduled to begin in the first half of 2015. The second VLF is expected to start production in the second half of 2016.

At Cerro Vanguardia, an underground mining expansion project is being undertaken to improve efficiencies and productivity through underground mine design optimisation and optimisation and stabilisation of the carbon-in-pulp and regeneration circuits.

At the Brazilian operations, the focus was principally on optimisation initiatives to improve operational efficiencies. At AGA Mineração’s Córrego do Sítio complex, full production rates were improved at both the sulphide and oxide mines. The brownfields drilling programme at Córrego do Sítio continued and identified satellite ore bodies close to existing infrastructure.

Colombia remains a key area of focus for the exploration programme and continues to yield promising results. A particular success was the release of the maiden Inferred Mineral Resource estimate for Nuevo Chaquiro, which is part of the Quebradona greenfields exploration programme. Studies and engagement with the local communities continue.

EXPLORATION REVIEW

Our exploration programme covers – greenfields and brownfields projects. The first steps are to identify prospective gold deposit targets, which, once identified as being worthwhile, merit intensive further evaluation.

•

Greenfields exploration aims to discover large, high-value gold deposits that can provide a pipeline of further high-quality and rigorously prioritised exploration projects, which in turn lead to the development of new mines.

•

Brownfields exploration focuses on delivering value through incremental additions to reserves in existing mines as well as new discoveries in defined areas around existing operations. Brownfields exploration actively drives the creation of value by growing our major asset, our Mineral Resource and Ore Reserve. The brownfields exploration programme is based on innovation in geological modelling and mine planning, and continual optimisation of our asset portfolio.

Greenfields exploration

AngloGold Ashanti’s greenfields exploration team has a proven track record that includes the world-class discoveries of La Colosa, Gramalote, Tropicana, and Nuevo Chaquiro. These discoveries are attributed to our team of geologists working on a portfolio of prospective and strategic ground holdings.

In 2014, the greenfields exploration business unit delivered exploration successes while, simultaneously, reducing costs aggressively. It has been successful in delivering new quality gold ounces and, now, copper tonnes into our resource inventory. The copper-gold maiden resource for Nuevo Chaquiro in Colombia exemplifies the unit’s success. This is a significant copper-gold porphyry-style mineralised system, one of five known porphyry centres on the property.

During the year, greenfields activities became more focused, helped by rationalising tenures in Colombia and Australia. In 2014, realised expenditure was $41m. AngloGold Ashanti remains committed to its core greenfields projects and has over 13,000km2 of highly-prospective ground in Australia, Colombia, and Guinea along with small ground positions in Argentina and Brazil. Advanced greenfields exploration activities were conducted in four countries with the completion of over 100,000m of diamond, reverse circulation and aircore drilling. Drilling programmes aimed to test new high-priority targets in Australia and further delineate existing discoveries in Colombia, Guinea and Brazil.

Colombia: Exploration success continued at the Nuevo Chaquiro project, in joint venture with B2Gold (AngloGold Ashanti 89.75%). In November, AngloGold Ashanti announced a maiden Inferred Mineral Resource estimate for Nuevo Chaquiro. It represents a realistic inventory of mineralisation within a conceptual underground mine design, based on two lifts using a combination of block caving and panel caving. Results from the latest Mineral Resource drilling in December 2014 continue to return multiple consistently mineralised intersections in the high-grade (>0.6% Cu) intrusive phase within the declared Mineral Resource. Drilling is now aimed at better defining and extending the high-grade (>0.6% Cu) zone and bringing this to indicated status.

Brazil: Exploration progressed on the Graben project, in joint venture with Graben Mineração (AngloGold Ashanti 51%). Following the completion of high-resolution ground magnetics surveying and 3D inversion modelling, approximately 1,100m of diamond drilling were completed in December on priority targets within the highly prospective Juruena Belt. These holes targeted de-magnetised intrusive rocks associated with alteration and possible sulphide mineralisation. The holes successfully intersected altered and mineralised rocks.

Guinea: Exploration work continued in Siguiri Blocks 2, 3 and 4 (AngloGold Ashanti 85%) until 20 July, after which work was suspended due to the outbreak of the Ebola virus in the immediate region. On the Kounkoun trend located within 50km of the Siguiri mine, in Block 3, 7,259m of reverse circulation drilling was completed to test the continuation of mineralisation between KK1 and KK2. This mineralisation model was confirmed and passed to the BFX evaluations department for Mineral Resource calculations. IP and drill testing of other targets in the region delivered negative results. In December, the greenfields exploration unit withdrew from Guinea and transferred responsibility for Siguiri Blocks 2-4 to the Siguiri brownfields unit.

Australia: In Western Australia, exploration activities on the Tropicana project, in joint venture with Independence Group NL AngloGold Ashanti (70%), progressed solidly through the year with more than 60,000m of aircore, 1,800m of reverse circulation and 500m of diamond drilling being completed. Encouraging results were returned from Madras prospect approximately 25km south of the Tropicana Gold Mine. The Strawbridge Project (AngloGold Ashanti 100%) in Western Australia was added to the portfolio late in the year. In New South Wales at the Mullion Project AngloGold Ashanti (100%), significant geophysical surveying was completed.

Brownfields exploration

Brownfields exploration was carried out in 11 countries, in and around our operations. A total of 389,900m of diamond and reverse circulation drilling was completed during the year.

South Africa: Five surface holes were drilled during the year – four at the West Wits operations at Mponeng’s Western Ultra Deep Levels (WUDLs) and one at the Vaal River operations – achieving a total length of 6,923m.

Argentina: Mineral Resource expansion and exploration continued at Cerro Vanguardia with follow-up drilling for vein extensions along strike and at depth, identifying additional mill ore. Mapping, trenching and channel sampling work defined new exploration targets.

Brazil: Mineral Resource development drilling continued at the Cuiabá and Lamego mines to support long-term planning and Mineral Resource definition ahead of mining. Surface drilling at the Córrego do Sítio mine continued to infill and expand the oxide Mineral Resource. Regional exploration tested near-mine satellite projects. At Serra Grande, exploration drilling continued to delineate the Inga mineralised structure. Geophysical surveys and soil sampling campaigns were completed as part of the target generation programmes in the district.

Colombia: Exploration in the Gramalote area focused on infill drilling to support the updated Mineral Resource estimate for the Gramalote Central deposit. Drilling was also directed at expanding the nearby Monjas West target. At La Colosa, Mineral Resource development drilling continued at a slower pace compared to previous years with other drilling expanded to support geotechnical, hydrological and site infrastructure studies. The geological model was updated with expansion of the deposit to the northwest and at depth.

USA: Mineral Resource development drilling continued at Cripple Creek and Victor and was directed toward identifying expansion opportunities for the current open pit operations through high wall laybacks. Selective drilling also tested deeper targets below or adjacent to planned open pit designs.

Tanzania: Focus has largely been on infill drilling within Geita’s current open pits (Geita Hill, Nyankanga and Star & Comet) and their extensions. Limited pre-resource drilling programmes were undertaken to test the underground potential at Star & Comet Deeps. A total of 111 holes (20,220m) was completed.

Guinea: At Siguiri, 17,823m of reverse circulation and diamond drilling were done across six projects in Block 1. These included reconnaissance, Mineral Resource delineation, and infill projects for oxide and fresh rock mineralisation. The Ebola epidemic in West Africa led to significant disruptions, particularly with field mapping and geophysics and the work programme was suspended in the second half of the year.

Ghana: Underground exploration at Obuasi focused on a portion of the Red Zone 6 (Block 9) area above 50 level with the aim of upgrading the block’s Inferred Mineral Resource. At Iduapriem, the main focus in early-2014 was the logging, sampling and analysis of core from 2013’s Block 7&8 infill drilling. Several new targets were produced from the existing regional magnetic data over the Iduapriem concession. Analysis of a distinct magnetic anomaly in an area west of the Teberebie warehouse, which is also being exploited by artisanal and small-scale miners, led to the identification of hydrothermal, vein-hosted, mineralisation. Initial sampling results show some promise and a detailed follow-up is expected to begin in 2015.

Democratic Republic of the Congo: Drilling at Kibali totalled 19,018m, with an additional 1,666m drilled on regional projects. The aim is to add material to the Ore Reserve at above run-of-mine grade, to find gap fillers where required, or to add sufficient new material (3-5Moz) to justify a step change to the operation. At Gorumbwa, three phases of infill drilling were completed during the year.

Mali: A number of key oxide targets were identified at Sadiola. Research by the Centre for Exploration Targetting continued during the year and a structural framework for mineralisation was defined for Tambali and the FE complex. The most promising target, FE2S, shows potential for low-grade, wide ore zones over a 1.2km strike length. Some results remain outstanding for drilling along the Sadiola northern extension. Limited fresh rock exploration was conducted in the FE3 and FE4 pits with positive results at both. A scoping- study was done for the newly generated Tambali Mineral Resource. Drilling targets were defined for a possible infill programme. Field mapping and sampling continued over the lease area and the geological map has been refined with new information from most target area.

Australia: A 3D seismic survey to image the mineralised zone down dip of Tropicana was designed and completed during the year. Its dataset is high quality and is being interpreted to create a structural model that is expected to be used to help plan drill holes in 2015. At Sunrise Dam all mine exploration was focused on Mineral Resource definition and extension to support the underground mine. Drilling totalled 53,100m for the year – 67% diamond core and 33% UGRC. Drilling in 2014 targeted the Vogue/Dolly area (42%); Cosmo East (23%); Sunrise Shear (22%) and GQ South (13%). Drilling in Vogue/Dolly defined an Indicated Mineral Resource above the 1,700mRL, in line with the plan to start mining stopes in the upper part of Vogue/Dolly area in 2015. In Cosmo East, the mining area has now been upgraded to an Indicated Mineral Resource down to the ~1,500mRL, enabling planned mining below the current 1,625mRL level. The 2015 programme is on more extensional drilling and defining new areas to replenish the Inferred Mineral Resource.

TECHNOLOGY AND INNOVATION

Towards a new mining method for ultra-deep South African mines

The long-term future of our South African mining operations lies in extracting ore from depths never before achieved and where safety and cost considerations preclude the use of conventional mining practices. Refer Item 3D: “Risk Factors – some of AngloGold Ashanti’s technologies are unproven and failure could adversely impact costs and production”. Safety is paramount, and at AngloGold Ashanti our approach to addressing the challenges of depth is to design and develop innovative mechanised methods that remove miners from hazardous and unhealthy working places.

To overcome the challenges of depth we established the Technology Innovation Consortium charged with investigating and devising ways of safely mining all of the gold, all of the time and at greater depths than those at which we currently operate. The key component of the new mining method under development is the use of mechanical boring techniques targeting the gold reefs alone, thereby minimising dilution, while reducing or even eliminating seismicity risks.

An initial test site was established at TauTona mine in South Africa where reef-boring applications are being tested along with that of ultra-high strength backfill (UHSB). The success of this technology would enable the wider deployment of small-scale prototype units, initially targeting mining opportunities not currently available using conventional practices. Five additional test sites have been identified.

In 2014, the Technology Innovation Consortium, which includes a group of original-equipment manufacturers, made progress in advancing and differentiating the profiles of the individual key technology projects. Progress on developing technologies for safe, automated mining for selective use at our deep-level mines is as follows:

Ore body knowledge and exploration – geological drilling

Geological drilling is a key area of development for the new mining method. The consortium has identified that a solution for fast and accurate geological information of the complex vein structures will be required to ensure that only the gold is being mined during the reef boring process. During 2014, progress was made in achieving targeted drilling rates with no loss in accuracy. An overall 294m depth (drill string length available) was reached in line with the set target of 8m/hour and depths of between 270m-300m.

Reef boring

The developments of the reef boring technologies have progressed beyond initial trials and are in the preliminary stages of producing ore from trial sites. Reef boring machines in three different sizes have been commissioned in an attempt to address the variable reef channel widths that reside in the deep underground mining environment of AngloGold Ashanti’s assets. These machines have been commissioned and, in many cases, deployed to the operating environment for testing and further improvement. The biggest challenges were found in areas with softer footwall conditions, typically associated with the C-reef ground. The commissioning, application and development of reef boring machines is expected to continue at various prototype sites. Work teams are expected to continue to focus on improving technical and work management aspects of machine performance toward design expectations.

•	Machine manufacturing: All four of the medium-reef (width 40-80cm) machines and the two small-reef (width 0-400mm) machines were manufactured and delivered.
•

TauTona – test site: 30 holes were drilled during the year, at diameters of between 660mm and 720mm, to address changing reef channel. Improvement in the drilling theory remains a focus area and different reamer cutter configurations were tested. Due to the reef channel increasing, more holes are expected to be drilled with the 660mm and 720mm reamers and the further information obtained will allow us to evaluate the extent to which the reamers can be deployed at the prototype sites.

•

TauTona mine – prototype site: Three medium-reef (width 400mm-800mm) Atlantis machines were commissioned at TauTona and were progressively deployed at different prototype sites on 97 Level where 11 holes were drilled. Industrial and mechanical engineering support assisted the work teams in identifying technical and work management aspects to achieve machine performance that reach design expectations.

•

Great Noligwa and Kopanang: Testing started using the new hydro-power equipment, the narrow-reef (0-400mm) machine. Nine holes have been drilled to date. This drilling method requires a double-pass drilling sequence where an initial pilot or direction hole is drilled, followed by a larger diameter cutter that reams the initial hole to a greater width. Drilling of the 115mm pilot holes succeeded in delivering acceptable drilling rates and directions. However, reaming with 250mm and 350mm reamers remains a challenge as the softer footwall conditions associated with the C-reef ground caused the cutter head to diverge from the direction hole into the barren rock below the reef.

It was decided to test the technology in the Vaal Reef where footwall conditions are more consistent, and the machine was moved to Kopanang.

A Sandvik machine was delivered and installed underground, but was removed from underground and returned to the manufacturer for modifications.

•	Site equipping: In 2014 equipping of the prototype sites was completed and work continues on equipping sites for 2015.

Ultra high-strength backfill (UHSB)

The successful development of the UHSB product, together with the reef-boring technology for use in mining applications as a support medium, creates the potential for the earlier mining of shaft pillars, the pre-extraction of planned stabilising pillars, post-extraction of existing stabilising pillars and change from conventional mining to mechanical reef-boring mining.

During the year, alterations were made to the underground backfill plant at TauTona mine to enhance the efficiency of the system. All available reef-bored holes in the prototype production block and test site have been filled. As part of the process to install instrumentation a datalogging software system was installed and commissioned in the prototype production site. Data are currently been captured and analysed. A tailings dry plant has been commissioned on surface.

Surface testing to increase the mixing volume from 4m³/hour to 8m³/hour has seen positive results. Alternative mixing methodologies have been developed with a laboratory scale mixer in Germany. A full-scale prototype mixer was manufactured, delivered and commissioned. Initial trials gave positive results. Mixing trials to increase the volume per mix as well as to reduce the mixing times continued during the first quarter of 2015.

4C.	ORGANISATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:

•	South Africa – operations in Vaal River, West Wits and surface operations;
•	Continental Africa – operations in Ghana, Guinea and Tanzania and joint venture operations in the DRC and Mali;
•	Australasia – operations in Australia; and
•	Americas – operations in Argentina, Brazil and the United States.

The above four regions also correspond to AngloGold Ashanti’s four business segments.

Day-to-day management of the group is entrusted to AngloGold Ashanti’s executive management team, chaired by the Chief Executive Officer. See “Item 6.: Directors, senior management and employees”.

Support is provided to the executive management team in managing AngloGold Ashanti’s corporate activities at both the central and local levels. Group support functions include planning and technical, strategy, sustainability, finance, human resources, legal and stakeholder relations, risk, insurance and information technology.

SUBSIDIARIES

AngloGold Ashanti Limited has investments in principal subsidiaries and joint venture interests, see “Item 19.: Exhibits – Exhibit 19.8 Principal subsidiaries and operating entities” for details.

4D.	PROPERTY, PLANTS AND EQUIPMENT

For more information about our mines, refer “Item 4B: Business overview”.

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

Vaal River – Summary of metallurgical operations

	West Gold Plant	Noligwa Gold Plant	Mispah Gold Plant	Kopanang Gold Plant
Gold plants
Capacity (000 tonnes/month)	180	260	140	420
Uranium plants
Capacity (000 tonnes/month)	–	260	–	–

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

The MWS gold plants have the capacity to treat tailings of 1.93 million tonnes per month. The uranium plant has a design capacity of 100,000 tonnes per month. The uranium plant was commissioned in the fourth quarter of 2014.

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

West Wits – Mponeng

Description

Mponeng, in operation since 1986, is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The operation, the world’s deepest mine, extracts the VCR at depths between 2,400 metres and 3,900 metres through sequential-grid mining. The Mponeng lease area is constrained to the north by the TauTona mine, to the east by Sibanye’s Driefontein mine and to the west by Harmony’s Kusasalethu mine. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine’s gold plant. The plant has a monthly capacity of 170,000 tonnes.

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

The TauTona and Mponeng reef material is processed through the Mponeng Gold Plant.

The Savuka Gold Plant has a monthly capacity of 165,000 tonnes, processing mainly material from the Mponeng marginal ore dump.

CONTINENTAL AFRICA

GHANA - Summary of metallurgical operations

	Obuasi			Iduapriem
	Sulphide Treatment Plant	Tailings Treatment Plant	Alternate Ore Treatment Plant	Iduapriem Plant
Capacity (000 tonnes/month)	195	180	120	392

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

Two main ore types are mined:

•

quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine-grained and occasionally visible to the naked eye. This ore type is generally non-refractory; and

•

sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

Power is supplied to the mines by the Volta River Authority and the transmission is done by the GridCo Company.

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

Geology

This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. The two main types of gold deposits which occur in the Siguiri basin and are mined are:

•	laterite mineralisation (CAP) which occurs as surficial aprons of colluvium or as palaeo-channels of alluvial lateritic gravel adjacent to, and immediately above in-situ deposits; and
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

The Morila mine has operated for 14 years and is situated 280 kilometres southeast of Bamako, the capital of Mali. The operation treats low-grade stockpiles while the plant, which incorporates a conventional CIL process with an upfront gravity section to extract the free gold, has annual throughput capacity of 3.7 million tonnes. Since mining was concluded in 2009 with the depletion of the orebody, operations at Morila currently involve processing of the stockpile which stood at 1.3 million tonnes (mineralised waste) as at year-end. In addition, a push back at the open pit provided limited amounts of ore. Power is supplied by a subcontractor.

Geology

The Morila deposit is hosted in a flat lying fold structure which rises sharply to surface in the south and west. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralisation is characterised by silica-feldspar alteration and sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Mali – Sadiola

Description

The Sadiola mine is situated in western Mali, some 77 kilometres south-southwest of the regional capital Kayes. The mine is a joint venture between AngloGold Ashanti (41 percent) and IAMGOLD (41 percent) and the state of Mali (18 percent). The mine has been operating since 1996. Mining reduced considerably to adapt to the 2014 gold price decrease but continued predominantly in Tambali. On-site surface infrastructure includes a 4.9 million tonnes per annum CIP gold plant where the ore is eluted and smelted. Power to the Sadiola and Yatela mines is self-generated.

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

The Yatela mine which is a heap leach operation is situated in western Mali, some 25 kilometres north of Sadiola and approximately 50 kilometres south-southwest of the regional capital Kayes. Ore extraction ceased in September 2013 and processing is planned to end during 2015. The main activity at Yatela is the implementation of the closure plan in order to relinquish the property.

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

TANZANIA

Tanzania – Geita

Description

The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120 kilometres from Mwanza and 5 kilometres west of the town of Geita. It has been in operation for 15 years.

The Geita gold mine is a multiple open pit operation with underground potential and is currently serviced by a 5.1 million tonnes per annum CIL processing plant. Power to the mine is self-generated.

Geology

Geita is a multi- open pit operation with the dominant ore sources being from the Nyankanga and Geita Hill pits. Historically, other pits such as Star and Comet, Matandani and Kukuluma have also contributed to the ore feed. The terrain is Archaean in age and generally characterised by Greenschist metamorphism, although amphibolitic metamorphism n occurs in places. Ore zones are usually associated with Banded Iron Formation (BIF) or other iron rich rocks and typically when they are in contact with intrusive rocks such as diorites. These contacts have been deformed and act as fluid pathways for the mineralising fluids. Gold mineralisation is associated with alteration that includes sulphides such as pyrite and arsenopyrite, whilst other minerals such as hematite, magnetite, quartz, calcite, dolomite, biotite and chlorite also occur.

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

The Kibali Gold Mine has a processing operation capable of producing an average of 600koz of gold per annum by treating 7.2Mtpa throughput. The processing plant has a capability of process oxide and sulphide material. Once the project is completed, the mine is expected to consist of:

•	An open pit generating a peak run of mine capacity of 7Mtpa;
•	Vertical shaft complex generating a peak run of mine capacity of 3Mtpa;
•	Decline underground development providing a run of mine capacity of 1.4Mtpa;

•	Tailings storage facilities with a total capacity of 75Mt; and
•	Associated infrastructure.

In October 2013, the oxide circuit was commissioned. During 2014 the oxide plant was successfully ramped up. The sulphide circuit has been commissioned and ramped during the second quarter of 2014.

On the mining front, the development of the decline system continued. Blasting of the first stope took place in quarter four, hence the commencement of underground mining. On the vertical shaft, the shaft depth at the end of December was 719.5 metres.

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

AUSTRALASIA

AUSTRALIA

Australia – Sunrise Dam

Description

Sunrise Dam, which is wholly-owned, is located 220km northeast of Kalgoorlie and 55km south of Laverton in Western Australia. Mining of the Crown Pillar at the base of the 490m deep pit was completed in early 2014. By year-end, underground mining, which is conducted by a contract mining company, was the primary source of ore, with supplementary mill feed provided by stockpiles. Ore is treated via conventional gravity and carbon-in-leach (CIL) processing plant which is owner-managed.

Geology

Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones and steeply dipping brittle-ductile low strain shear zones. Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Australia – Tropicana

Description

Tropicana, a joint venture between AngloGold Ashanti (70% and manager) and Independence Group NL (30%), is located 200 km east of Sunrise Dam and 330 km east-northeast of Kalgoorlie. First gold was poured ahead of schedule and on budget in September 2013, following development approval in November 2010. The open pit operation features a large scale, modern processing plant which uses conventional carbon-in-leach technology and includes high-pressure grinding rolls for energy-efficient comminution. Mining is carried out by a contract mining company and the plant is owner-managed.

The mine is a fly in fly out operation, with a mine site village and aviation services operated from Perth and Kalgoorlie. A 220km private road and the public road network provide access for the delivery of supplies to the operation.

The Tropicana JV includes approximately 3,000km2 of tenure in the prospective Tropicana belt, with active exploration programmes seeking both satellite extensions to the Tropicana Gold Mine and discoveries with standalone potential.

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

Geologic events that created the intersection of these Precambrian units also formed an area of regional dilation which, subsequently, facilitated the formation of the volcanic complex. The majority of the complex then in-filled with the eruptive phase of the Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of intrusive dykes and sills that include syenites, phonolites, phonotephrites and lamprophyres. These intrusives occupy all of the dominant district structural orientations. District structures are generally near vertical and strike north-north-west to north-east. These structures acted as primary conduits for the late-stage gold mineralising solutions. Higher grade pods of mineralisation occur at structural intersections and/or as sheeted veins along zones of strike deflection. High-grade gold mineralisation is associated with K-feldspar + pyrite +/- carbonate alteration and occurs within the major structural and intrusive dyke zones. The broader zones of disseminated mineralisation occur primarily as micro-fractured halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.

The average depth of oxidation is 120 metres and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size. Gold occurs primarily as gold tellurides, gold-silver tellurides or their oxidized equivalents. It can also occur as native gold, native gold with pyrite or native gold with iron and manganese oxides. Silver is present but is economically unimportant. Gold mineralisation can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and minor quartz.

Cripple Creek & Victor – Summary of metallurgical operations

Gold plants
Capacity (000 tonnes/month)
- crushed ore production	1,607
- total ore production	1,757
- solution processed	2,630

ARGENTINA

Argentina – Cerro Vanguardia

Description

AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia with Fomicruz (the province of Santa Cruz) owning the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits. Shallow underground mining began in 2010 to access high-grade material and accounts for about 23 percent of the mine’s production. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product. Ore is processed at the metallurgical plant which has a capacity of 3,150 tonnes per day and includes a cyanide recovery facility. Power for the mine is self-generated but operated by an external contractor. The mine has been operated by AngloGold Ashanti since 1998.

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

BRAZIL

Brazil – AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)

Description

AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) comprises two operational units, namely the Cuiabá and the Córrego do Sítio complexes. The Cuiabá complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants. In operation for 29 years, the Cuiabá mine is a mix of sublevel bench and cut-and-fill mine accessed by ramp and shaft. Lamego is a new mine developed to mine an underground sulphide ore. The first stage of the processing of the ore from Cuiabá and Lamego mines is in the gold plant at the Cuiabá complex, where concentrate is produced. The material is then transported 15 kilometres by aerial ropeway to the Queiroz plant where milling, flotation, roasting, leaching, precipitation and refining occur. Total capacity of the complete circuit is 1.7 million tonnes per year and recoveries of 93 percent are achieved. Power for the mine is both self-generated and supplied by Cemig a state owned company. The Cuiaba mine became operational in 1988 and the Lamego mine in 2009. However some of the older mines which are now closed have been operating since 1834.

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

Brazil – Summary of metallurgical operations

	Corrego do Sitio	Corrego do Sito	AngloGold Ashanti Mineração		Serra Grande
	Oxide	Sulphide	Cuiaba	Raposos
Capacity (000 tonnes/month)	38	50	147	28	108

Brazil – Serra Grande

Description

Serra Grande is located in central Brazil, in the state of Goiás, about 5 kilometers from the city of Crixás. Serra Grande comprises three mechanised underground mines: Mina III (which includes orebody IV), Mina Nova (which includes the Pequizão orebody) and Palmeiras – and an open pit in the outcrop of Mina III orebodies. Recently a new gold bearing quartz vein was identified just beneath Pequizão Orebody and a new decline is being developed from Mina III (orebody IV) to access and expose this new orebody named Ingá, wich contains high grade content. One dedicated metallurgical plant treats ore from these different sources. The annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is 1.3 million tonnes. The power for the mine is supplied and purchased in the open market. The mine became operational in 1989 and has been operated by AngloGold Ashanti since 1999.

Geology

The gold ore deposits are located in the Rio Vermelho and Ribeirão das Antas Formations of the Archaean Pilar de Goia’s Group which account together for a large proportion of the Crixás Greenstone Belt in central Brazil.

The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, meta volcanics and dolomites occurring in a typical greenstone belt structural setting. Gold mineralisation is associated with massive sulphides and vein quartz material associated with carbonaceous and sericitic schists and dolomites. The oreshoots plunge to the north-west with dipping between 6 and 35 degrees. The stratigraphy is overturned and thrusted towards the east, being recognized different shear thrust structures that are stacked and controls the mineralization, behaving as frontal and lateral ramps and horses.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorites of TTG suite. The metamorphic sediments are primarily composed of quartz, chlorite, sericite, carbonaceous material and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veins. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures being evident.

The Crixás greenstone belt comprises a series of Archaean to Palaeoproterozoic metavulcanics, metasediments and basement granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (D1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-ductile regime. D1 thrusting was developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main Crixás orebodies are adjacent to a major north-northwest structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in zones of foreland thrust flats. Fluid alteration also diminished to the west away from the main fault corner. A series of concealed east-west to northwest-southeast basement block faults may have provided secondary fluid migration, and development of early anti-formal warps in the thrust sheets; these structures probably define the quasi-regular spacing of significant mineralisation within the belt. The D1 thrust stack was gently folded by non-cylindrical folds. Gold mineralising fluids probably migrated during this event, with similar south-south-west to north-north-east migration, and focusing on bedding slip during folding. Gold mineralisation became minor and dispersed to the north and east along the formal thrust flat zone. Concentrations of gold along the case of quartz vein may be due to the damming of fluids migrating upward along layering.

ORE RESERVES

The combined Proven and Probable Ore Reserve of the group amounted to 57.5 million ounces as at 31 December 2014.

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

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable over the full extent of the operation. Exclusions on the grounds of safety (for example, stability pillars and shaft pillars) are then also defined. Grade-tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure; yield; mine call factor and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding any large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criteria and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution and discounts) included in the mining plan is declared and published as the Ore Reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the ore body using estimated values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these estimations. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserve. These blocks are scheduled with consideration being given to practical mining constraints and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.

The gold price and exchange rate used for determining the 2014 and 2013 Ore Reserve are outlined in the following table.

	2014 (3 year average)	2014 (Business Plan)	2013 (3 year average)	Units
Ore Reserve Gold Price	1,448	1,100	1,550	US$ per ounce

As in prior years, the Ore Reserve determined from the planning process was then tested for economic viability at the three-year historical average gold price shown in the above table for determining the SEC compliant Ore Reserve. This did not result in any changes. The resultant SEC compliant Proven and Probable Ore Reserve is shown in the following pages.

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

The AngloGold Ashanti Ore Reserve reduced from 67.9Moz in December 2013 to 57.5Moz in December 2014. This gross annual decrease of 10.5Moz includes depletion of 4.9Moz and the sale of Navachab 1.9Moz. The remaining reduction of 3.7Moz in Ore Reserve, results from changes in economic assumptions between 2013 and 2014 which resulted in a reduction of 3.0Moz to the Ore Reserve, whilst exploration and modelling changes resulted in a decrease of a further 0.7Moz.

The principal changes in AngloGold Ashanti’s Ore Reserves as at 31 December 2014, compared with those published as at 31 December 2013 are as follows:

ORE RESERVE		Moz
Ore Reserve as at 31 December 2013		67.9
Disposal - Navachab		(1.9)
	Subtotal	66.1
Depletion		(4.9)
	Subtotal	61.1
Additions
Siguri	Inclusion of fresh rock for the Kami deposit	0.6
Sunrise Dam	Exploration success at Vogue	0.4
Other	Additions less than 0.3Moz	1.0
	Subtotal	63.1
Reductions
Obuasi	Initial results of feasibility study	(2.6)
Mponeng	Revisions to the Carbon Leader Reef (CLR) and Ventersdorp Contact Reef (VCR) models due to new exploration and development data	(1.3)
Moab Khotsong (Including Great Noligwa)	New surface exploration data led to revision of the project Zaaiplaats models	(0.8)
CC&V	Increased costs and reduction in sub marginal ounces	(0.4)
Other	Reductions less than 0.3Moz	(0.5)
Ore Reserve as at 31 December 2014		57.5

AngloGold Ashanti strives to actively create value by growing its major asset – the Ore Reserve. This drive is based on a well-defined brownfields and greenfields exploration programme, innovation in both geological modeling and mine planning and optimization of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below current infrastructure in the case of the underground mines which are in production in South Africa, Ghana, Democratic Republic of the Congo and Brazil.

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 122.58 million pounds of uranium oxide from the South African operations, 0.35 million tons of sulphur from Brazil and 25.06 million ounces of silver from Argentina.

External reviews of Mineral Resource and Ore Reserve Statement

During the course of 2014, the following AngloGold Ashanti operations were subjected to external reviews in line with the policy that each operation / project will be reviewed by an independent third party on average once every three years:

•	Mineral Resource and Ore Reserve at Mponeng
•	Mineral Resource and Ore Reserve at Moab Khotsong
•	Mineral Resource and Ore Reserve at Iduapriem
•	Mineral Resource and Ore Reserve at Sunrise Dam
•	Mineral Resource and Ore Reserve at Cerro Vanguardia
•	Mineral Resource and Ore Reserve at Serra Grande
•	Mineral Resource and Ore Reserve at Obuasi

The company has been informed that the external reviews identified no material shortcomings in the process by which AngloGold Ashanti’s grade models were evaluated. The external reviews were conducted by the following companies The Mineral Corporation (Mponeng and Moab Khotsong Mines), Coffey Mining (Iduapriem Mine), Snowden (Sunrise Dam Mine), Optiro (Cerro Vanguardia and Serra Grande Mines), AMEC (Obuasi Mineral Resource) and SRK (Obuasi – Mineral Resource and Ore Reserve).

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

During the past decade, the company has developed and implemented a system of internal and external reviews aimed at providing assurance in respect of Ore Reserve estimates were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the AngloGold Ashanti Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Ore Reserve: Imperial	At 31 December 2014
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons (5)	Grade Content (1)		Tons (5)	Grade Content (1)		Factor
	(million)	(oz/ton)	(Moz))	(million)	(oz/ton)	(Moz)	percent

South Africa
Vaal River(6)
Great Noligwa(10)	0.00	0.000	0.00	0.00	0.000	0.00	0.0
Kopanang	2.00	0.174	0.35	5.11	0.176	0.90	94.3
Moab Khotsong(2)	2.95	0.268	0.79	15.73	0.298	4.69	95.0-96.0 (4)
West Wits
Mponeng(2)	2.39	0.252	0.60	44.02	0.280	12.33	97.7-98.1 (4)
TauTona	0.51	0.261	0.13	4.59	0.233	1.07	96.9

Surface
Surface sources(6)(11)	139.26	0.006	0.86	717.60	0.008	5.73	30.0-88.0 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(2)(3)	2.66	0.051	0.14	38.46	0.125	4.80	84.5-88.9 (9)

Ghana
Iduapriem	11.23	0.034	0.38	27.10	0.049	1.32	92.0-95.0 (4)
Obuasi(2)	8.07	0.147	1.19	18.97	0.216	4.10	41.0-87.0 (4)

Guinea
Siguiri (85 percent)(3)	27.59	0.018	0.49	77.24	0.023	1.75	88.0-93.1 (4)

Mali
Morila (40 percent)(3)	0.00	0.000	0.00	5.43	0.018	0.10	57.0-91.0 (4)
Sadiola (41 percent)(3)	0.00	0.000	0.00	25.95	0.061	1.57	75.0-96.0 (4)

Namibia
Navachab(12)	0.00	0.000	0.00	0.00	0.000	0.00	0.0

Tanzania
Geita	0.00	0.000	0.00	31.54	0.098	3.10	48.1-92.7 (4)

Australasia
Australia
Sunrise Dam	15.18	0.031	0.47	8.46	0.096	0.81	80.0-82.5 (4)
Tropicana (70 percent)(3)	15.98	0.056	0.89	22.62	0.059	1.35	89.9

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.75	0.035	0.37	6.63	0.139	0.92	61.3-95.0 (4)

Brazil
AGA Mineraçáo(2)(8)	4.90	0.147	0.72	6.89	0.158	1.09	85.0-93.3 (4)
Serra Grande(2)	3.00	0.080	0.24	2.80	0.092	0.26	92.0-94.0 (4)

United States of America
Cripple Creek & Victor	118.73	0.023	2.72	64.01	0.019	1.24	53.0-83.2 (4)

Total	365.20	0.028	10.35	1,123.14	0.042	47.12

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 122.58 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 25.06 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.35 million tons of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	No Ore Reserve is declared for 2014 – Great Noligwa is reported under Moab Khotsong.
(11)	Includes Mine Waste Solutions (MWS).
(12)	Operation sold.

Rounding may result in computational differences.

The 2014 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content
			(million ounces)
Moab Khotsong	11.74	0.285	3.34
Mponeng	30.46	0.280	8.54
Kibali	18.65	0.169	3.15
Obuasi	1.75	0.631	1.11
AGA Mineração	3.49	0.156	0.54
Serra Grande	0.71	0.098	0.07
Total	66.81	0.251	16.75

The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Imperial	At 31 December 2013
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons(5)	Grade Content (1)		Tons (5)	Grade Content (1)		Factor
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent

South Africa
Vaal River (6)
Great Noligwa	1.64	0.242	0.40	0.38	0.214	0.08	94.5
Kopanang	2.42	0.188	0.45	5.06	0.197	1.00	95.5
Moab Khotsong(2)	1.37	0.331	0.45	19.62	0.289	5.67	95.1-96.0 (4)
West Wits
Mponeng(2)	3.08	0.255	0.79	46.98	0.293	13.78	97.9-98.4 (4)
Savuka(10)	0.00	0.00	0.00	0.00	0.000	0.00	0.00
TauTona	0.69	0.273	0.19	4.56	0.263	1.20	97.3

Surface
Surface sources(6)(11)	157.00	0.006	1.00	730.25	0.008	5.89	57.6-90 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(2)(3)	2.67	0.069	0.18	41.04	0.121	4.98	94.5-88.9 (9)

Ghana
Iduapriem	15.04	0.032	0.47	30.40	0.049	1.50	95.0
Obuasi(2)	19.94	0.175	3.50	28.41	0.163	4.64	85.4

Guinea
Siguiri (85 percent)(3)	37.17	0.018	0.68	57.88	0.020	1.17	88.0-90.0 (4)

Mali
Morila (40 percent)(3)	0.00	0.000	0.00	0.63	0.070	0.04	88.8-91.0 (4)
Sadiola (41 percent)(3)	0.00	0.000	0.00	25.49	0.056	1.43	76.0-94.0 (4)
Yatela (40 percent)(3)(10)	0.00	0.000	0.00	0.00	0.000	0.00	0.00

Namibia
Navachab*	0.00	0.000	0.00	51.08	0.038	1.92	88.6

Tanzania
Geita	0.00	0.000	0.00	40.70	0.096	3.90	46.2-100.0 (4)

Australasia
Australia
Sunrise Dam	16.47	0.032	0.54	6.83	0.094	0.64	85.5
Tropicana (70 percent)(3)	19.21	0.066	1.27	23.10	0.059	1.36	90.0

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	11.32	0.030	0.34	8.05	0.153	1.23	61.3-94.3 (4)

Brazil
AGA Mineraçáo(2)(8)	5.49	0.148	0.81	8.66	0.134	1.16	88.0-93.0 (4)
Serra Grande	3.77	0.080	0.30	2.70	0.098	0.26	92.1

United States of America
Cripple Creek & Victor	134.49	0.025	3.31	66.85	0.021	1.40	43.0-95.0 (4)

Total	431.77	0.034	14.68	1,198.70	0.044	53.26

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
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

The 2013 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	15.46	0.268	4.14
Mponeng	25.69	0.354	9.09
Kibali	21.70	0.165	3.58
Obuasi	3.30	0.382	1.26
AGA Mineração	3.99	0.134	0.53
Total	70.14	0.265	18.60

The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Metric	At 31 December 2014
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
	Tonnes(6) (million)	Grade (g/t)	Gold	Tonnes(6) (million)	Grade (g/t)	Gold	Recovery
			Content			Content	factor
			(tonnes)			(tonnes)	percent

South Africa
Vaal River (5)
Great Noligwa(10)	0.00	0.00	0.00	0.00	0.00	0.00	0.0
Kopanang	1.81	5.98	10.83	4.64	6.04	28.00	94.3
Moab Khotsong(2)	2.68	9.20	24.61	14.27	10.23	145.89	95.0-96.0 (4)
West Wits
Mponeng(2)	2.16	8.64	18.71	39.94	9.60	383.43	97.7-98.1 (4)
TauTona	0.47	8.93	4.16	4.16	7.99	33.26	96.9

Surface
Surface sources(5)(11)	126.33	0.21	26.89	651.00	0.27	178.13	30.0-88.0 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(2)(3)	2.41	1.76	4.25	34.89	4.28	149.44	84.5-88.9 (9)

Ghana
Iduapriem	10.19	1.15	11.74	24.58	1.67	41.11	92.0-95.0 (4)
Obuasi(2)	7.32	5.05	36.7	17.21	7.40	127.45	41.0-87.0 (4)

Guinea
Siguiri (85 percent)(3)	25.03	0.61	15.16	70.07	0.77	54.29	88.0-93.1 (4)

Mali
Morila (40 percent)(3)	0.00	0.00	0.00	4.92	0.63	3.11	57.0-91.0 (4)
Sadiola (41 percent)(3)	0.00	0.00	0.00	23.55	2.08	48.98	75.0-96.0 (4)

Namibia
Navachab(12)	0.00	0.00	0.00	0.00	0.00	0.00	0.0

Tanzania
Geita	0.00	0.00	0.00	28.61	3.37	96.29	48.1-92.7 (4)

Australasia
Australia
Sunrise Dam	13.77	1.07	14.77	7.68	3.29	25.24	80.0-82.5 (4)
Tropicana (70 percent)(3)	14.50	1.92	27.79	20.52	2.04	41.85	89.9

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	9.76	1.18	11.55	6.01	4.78	28.73	61.3-95.0 (4)

Brazil
AGA Mineraçáo(2)(8)	4.45	5.05	22.48	6.25	5.42	33.86	85.0-93.3 (4)
Serra Grande(2)	2.72	2.75	7.47	2.54	3.15	8.00	92.0-94.0 (4)

United States of America
Cripple Creek & Victor	107.71	0.79	84.64	58.07	0.66	38.44	53.0-83.2 (4)

Total	331.30	0.97	322.03	1,018.90	1.44	1,465.51

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)

The Vaal Reef Ore Reserve includes 55.6 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 779.61 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.32 million tonnes of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	No Ore Reserve is declared for 2014 – Great Noligwa is reported under Moab Khotsong.
(11)	Includes Mine Waste Solutions (MWS).
(12)	Operation sold.

Rounding may result in computational differences.

The 2014 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	10.65	9.76	103.91
Mponeng	27.63	9.61	265.57
Kibali	16.92	5.79	97.98
Obuasi	1.59	21.65	34.43
AGA Mineração	3.17	5.34	16.91
Serra Grande	0.65	3.37	2.17
Total	60.61	8.60	520.96

Ore Reserve: Metric	At 31 December 2013
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
	Tonnes(6) (million)	Grade (g/t)	Gold	Tonnes(6) (million)	Grade (g/t)	Gold	Recovery
			Content			Content	factor
			(tonnes)			(tonnes)	percent

South Africa
Vaal River(5)
Great Noligwa	1.48	8.31	12.33	0.35	7.35	2.56	94.5
Kopanang	2.19	6.46	14.15	4.59	6.77	31.09	95.5
Moab Khotsong(2)	1.24	11.34	14.11	17.79	9.91	176.29	95.1-96.0 (4)

West Wits
Mponeng(2)	2.80	8.73	24.44	42.62	10.06	428.63	97.9-98.4 (4)
Savuka(10)	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TauTona	0.62	9.36	5.85	4.14	9.02	37.33	97.3

Surface
Surface sources(5)(11)	142.43	0.22	31.18	662.48	0.28	183.18	57.6-90 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(2)(3)	2.43	2.36	5.71	37.23	4.16	154.98	94.5-88.9 (9)

Ghana
Iduapriem	13.64	1.08	14.75	27.58	1.69	46.54	95.0
Obuasi(2)	18.09	6.02	108.87	25.77	5.60	144.36	85.4

Guinea
Siguiri (85 percent)(3)	33.72	0.62	21.03	52.51	0.69	36.26	88.0-90.0 (4)

Mali
Morila (40 percent)(3)	0.00	0.00	0.00	0.57	2.40	1.38	88.8-91.0 (4)
Sadiola (41 percent)(3)	0.00	0.00	0.00	23.13	1.93	44.53	76.0-94.0 (4)
Yatela (40 percent)(3)(10)	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Namibia
Navachab*	0.00	0.00	0.00	46.34	1.29	59.65	88.6

Tanzania
Geita	0.00	0.00	0.00	36.92	3.28	121.29	46.2-100.0 (4)

Australasia
Australia
Sunrise Dam	14.94	1.11	16.65	6.20	3.22	19.97	85.5
Tropicana (70 percent)(3)	17.43	2.26	39.43	20.96	2.02	42.36	90.0

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	10.27	1.04	10.63	7.30	5.23	38.20	61.3-94.3 (4)

Brazil
AGA Mineraçáo(2)(8)	4.98	5.08	25.33	7.85	4.58	35.97	88.0-93.0 (4)
Serra Grande	3.42	2.74	9.38	2.45	3.35	8.22	92.1

United States of America
Cripple Creek & Victor	122.01	0.84	102.83	60.65	0.72	43.67	43.0-95.0 (4)

Total	391.70	1.17	456.65	1,087.44	1.52	1,656.45

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
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

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2014

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources(2)	856.86	0.008	6.59

Continental Africa
Ghana
Iduapriem	4.30	0.025	0.11
Obuasi	5.37	0.057	0.31

Guinea
Siguiri (85 percent)(1)(3)	62.81	0.017	1.04

Mali
Morila (40 percent)(1)	5.20	0.016	0.08
Sadiola (41 percent)(1)	1.87	0.058	0.11

Namibia
Navachab (4)	0.00	0.000	0.00

Tanzania
Geita	7.13	0.034	0.24

Australasia
Australia
Sunrise Dam	15.18	0.031	0.47
Tropicana (70 percent)(1)	4.17	0.027	0.11

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	12.10	0.020	0.24

Brazil
Serra Grande	0.32	0.052	0.02

United States of America
Cripple Creek & Victor	1.33	0.036	0.05

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.
(4)	Operation sold.

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

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2014

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources(2)	777.33	0.26	205.02

Continental Africa
Ghana
Iduapriem	3.90	0.87	3.40
Obuasi	4.87	1.96	9.57

Guinea
Siguiri (85 percent)(1)(3)	56.98	0.57	32.45

Mali
Morila (40 percent)(1)	4.72	0.53	2.52
Sadiola (41 percent)(1)	1.70	2.00	3.39

Namibia
Navachab(4)	0.00	0.00	0.00

Tanzania
Geita	6.47	1.16	7.52

Australasia
Australia
Sunrise Dam	13.77	1.07	14.77
Tropicana (70 percent)(1)	3.78	0.94	3.57

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	10.98	0.67	7.37

Brazil
Serra Grande	0.29	1.79	0.52

United States of America
Cripple Creek & Victor	1.20	1.22	1.47

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.
(4)	Operation sold.

Rounding may result in computational differences.

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

Drill hole spacing: Imperial

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 foot grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing
Surface sources	164 x 164 foot auger drilling, variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	16 x 33 feet	131 x 131 feet
Ghana
Iduapriem	33 x 39 feet, 33 x 49 feet, 164 x 164 feet 164 x 246 feet, 328 x 164 feet	164 x 246 feet, 164 x 328 feet, 328 x 246 feet
Obuasi	33 x 33 feet, 66 x 66 feet, 131 x 66 feet, 164 x 164 feet	98 x 98 feet, 164 x 164 feet, 197 x 197 feet
Guinea
Siguiri	16 x 33 feet, 16 x 39 feet, 33 x 33 feet	66 x 131 feet, 82 x 82 feet, 164 x 82 feet
Mali
Morila	33 x 33 feet	98 x 98 feet
Sadiola	16 x 33 feet, 82 x 82 feet	82 x 82 feet, 164 x 82 feet
Tanzania
Geita	16 x 33 feet	33 x 33 foot, 66 x 66 feet, 82 x 82 feet, 131 x 66 feet, 131 x 131 feet
Australasia
Australia
Sunrise Dam	82 x 82 feet	66 x 66 feet, 131 x 131 feet
Tropicana	33 x 39 feet, 82 x 82 feet	164 x 164 feet
Americas
Argentina
Cerro Vanguardia	20 x 49 feet, 39 x 16 feet, 39 x 49 feet	131 x 131 feet
Brazil
AGA Mineraçáo	66 x 33 feet, 82 x 82 feet, 98 x 197 feet	82 x 131 feet, 98 x 82 feet, 164 x 98 feet, 164 x 164 feet, 98 x 197 feet, 410 x 82 feet
Serra Grande	33 x 33 feet, 66 x 33 feet	33 x 66 feet, 66 x 164 feet
United States of America
Cripple Creek & Victor	<98 x 98 feet	148 x 148 feet

Drill hole spacing: Metric

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following table of drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 metre spacing on raise lines and on a 5 x 5 metre grid thereafter	From a 40 x 40 metre spacing up to 1000 x 1000 metre spacing
Surface sources	50 x 50 metre auger drilling, variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	5 x 10 metre	40 x 40 metre
Ghana
Iduapriem	10 x 12 metre, 10 x 15 metre, 50 x 50 metre, 50 x 75 metre, 100 x 50 metre	50 x 75 metre, 50 x 100 metre, 100 x 75 metre
Obuasi	10 x 10 metre, 20 x 20 metre, 40 x 20 metre, 50 x 50 metre	30 x 30 metre, 50 x 50 metre, 60 x 60 metre
Guinea
Siguiri	5 x 10 metre, 5 x 12 metre, 10 x 10 metre	20 x 40 metre, 25 x 25 metre, 50 x 25 metre
Mali
Morila	10 x 10 metre	30 x 30 metre
Sadiola	5 x 10 metre, 25 x 25 metre	25 x 25 metre, 50 x 25 metre
Tanzania
Geita	5 x 10 metre	10 x 10 metre, 20 x 20 metre, 25 x 25 metre, 40 x 20 metre, 40 x 40 metre
Australasia
Australia
Sunrise Dam	25 x 25 metre	20 x 20 metre, 40 x 40 metre
Tropicana	10 x 12 metre, 25 x 25 metre	50 x 50 metre
Americas
Argentina
Cerro Vanguardia	6 x 15 metre, 12 x 5 metre, 12 x 15 metre	40 x 40 metre
Brazil
AGA Mineraçáo	20 x 10 metre, 25 x 25 metre, 30 x 60 metre	25 x 40 metre, 30 x 25 metre, 50 x 30 metre, 50 x 50 metre, 30 x 60 metre, 125 x 25 metre
Serra Grande	10 x 10 metre, 20 x 10 metre	10 x 20 metre, 20 x 50 metre
United States of America
Cripple Creek & Victor	<30 x 30 metre	45 x 45 metre

ITEM 4A:  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2014, 2013 and 2012.

This item should be read in conjunction with the company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

The principal accountant of AngloGold Ashanti has made reference to the work of other auditors in its report on the consolidated financial statements of AngloGold Ashanti Limited for the years ended 31 December 2014, 2013 and 2012 and therefore in compliance with Regulation S-X Rule 2-05 the separate reports of the other auditors are included in Item 18.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the company also produces silver, uranium oxide and sulphuric acid as by-products. Revenue from the sale of by-products is recognised as a reduction of cost of sales in the consolidated statement of income. By-product revenue amounted to $132 million in 2014 (2013: $149 million; 2012: $206 million) out of total revenue of $5,378 million in 2014 (2013: $5,708 million; 2012: $6,632 million). See “Note 3 – Revenue” to the consolidated financial statements for additional information. The company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•	South Africa (comprising the Vaal River, West Wits and Surface Operations)
•	Continental Africa (comprising Ghana, Guinea, Mali, Namibia (sold June 2014), the DRC and Tanzania operations)
•	Australasia (comprising Australia)
•	Americas (comprising Argentina, Brazil and United States of America)

In particular, AngloGold Ashanti has 20 operations in the four regions comprising open-pit and underground mines and surface metallurgical plants, which are supported by extensive, yet focused exploration activities. For more information on the company’s business and operations, see “Item 4B.: Business Overview – Products, operations and geographical locations”.

As at 31 December 2014 the company had on an attributable basis, Proven and Probable Ore Reserves of approximately 57.5 million ounces (including joint ventures). For the year ended 31 December 2014, AngloGold Ashanti had an attributable gold production of approximately 4.44 million ounces (including joint ventures).

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

Outlook

Gold production for 2015 is forecast to be between 4.0 million and 4.3 million ounces reflecting Obuasi’s limited operations, the sale of Navachab and production decreases in Mali. Capital expenditure is expected to be approximately between $1.00 billion and $1.10 billion in 2015 (2014: $1.21 billion) based on the following assumptions: R11.60/$, $0.85/A$, BRL2.60/$ and ARS9.50/$; Brent crude at $70 per barrel.

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

INTRODUCTION

The gold price started 2014 on a positive trajectory which was unexpected given the negative price action of the final quarter of 2013. It appeared that earlier trepidation around the tapering of the Federal Reserve’s quantitative easing program had given way to a more bullish optimism on global growth.

The slow start to the year for the US economy on account of an extreme weather front, underpinned the gold price in the first quarter as many saw this slow start as a justification for the Federal Reserve to extend the tenor of its monetary stimulus. The Russian invasion of Ukraine in the first quarter of 2014 added further support to the gold price which traded up to its high of the year at $1,391/oz in March 2014.

The second half of the year saw a turnaround of economic events and the US Dollar became the focus of attention; European growth was waning and there seemed to be no strategy or agreement amongst EU members on how to tackle it; Japan was not showing any convincing signs of extricating itself from decades of deflation and there was confirmation that China’s growth was slowing too. The news out of the US on the other hand was becoming more and more positive and hence attention was once again focused on Federal Reserve meetings for confirmation around the timing of the end of the monetary stimulus and forward looking guidance on interest rates.

Against this backdrop, commodity prices suffered as the Euro increasingly reflected investor concerns around the EU member’s ability to agree and implement a suitable economic strategy to deal with Europe’s slowing economy. The US Dollar benefitted from this uncertainty as the market focus turned to speculation around the timing of interest rates hikes in the US.

A stronger US Dollar with rising interest rates has historically been negative for gold (other factors being equal), and the gold price traded under pressure for the balance of 2014. Nevertheless, the average gold price for the year was $1,266/oz and it closed the year ($1,183/oz) largely unchanged from its levels at the start of the year ($1,205/oz). This was contrary to many analyst predictions, but these results were in line with the performance of most other precious metals and better than most commodities.

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

Yearly average spot gold prices have changed during the three years under review as follows:

•	2012 - $1,668 per ounce
•	2013 - $1,411 per ounce
•	2014 - $1,266 per ounce

The average of the spot gold price from 1 January 2015 to 23 March 2015 was $1,221 per ounce. On 23 March 2015, the afternoon price for gold on the London Bullion Market was $1,186 per ounce.

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

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) improved from 4.11 million ounces in 2013 to 4.44 million ounces in 2014. The increase in production levels is due to a variety of factors, as follows:

•

South Africa: 6 percent decline in production in 2014 primarily due to the earthquake near the Vaal River operations on 5 August 2014, which caused infrastructure damage, as well as safety related stoppages across the regional portfolio.

•	Continental Africa: 9 percent increase in production primarily due to Kibali’s full year of production in 2014.
•	Australasia: 81 percent increase in production primarily due to Tropicana’s full year of production in 2014.
•	Americas: production declined by 5,000oz from to 996,000oz in 2014 from 1,001,000oz in 2013 primarily due to low grades and negative stockpile movements.

Grades from gold ore bodies tend to decline as they mature over time. With a view to reversing the grade decline, the company embarked on the following initiatives:

•

Short-term: Ongoing deleveraging of the balance sheet to maintain sufficient liquidity and flexibility in a lower gold price environment, review of the asset portfolio with a view to reduce the net debt levels and balance the portfolio with more profitable ounces and maintain ongoing focus in the management of costs to deliver competitive all-in sustaining costs and all-in costs and continue to target sustainable cash generation.

•	Medium-term: Active exploration programmes to replenish depletion in existing ore bodies by mine life extensions and new mines.
•	Long-term: Technology project in South Africa with a view to using reef boring.

Concurrently, AngloGold Ashanti also embarked on ways of increasing the tonnage mined and processed, and processing improvements to enhance metallurgical recoveries.

Foreign exchange fluctuations

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentinean Peso, Ghanaian Cedi and other local currencies. As set out below, during the year ended 31 December 2014, the US dollar strengthened and the South African Rand, Australian dollar, Brazilian Real and Argentinean Peso weakened, which had a favourable impact on AngloGold Ashanti’s US Dollar denominated production costs.

Average annual exchange rates to the US dollar	2014	2013	2012
South African Rand	10.83	9.62	8.20
Brazilian Real	2.35	2.16	1.95
Australian Dollar	1.11	1.03	0.97
Argentinian Peso	8.12	5.48	4.55

In 2014, the company derived 64 percent (58 percent including joint ventures) of its revenues from South Africa, Brazil, Australia and Argentina, and incurred 62 percent (57 percent including joint ventures) of its production costs in these local currencies. A one percent strengthening of these local currencies against the US dollar will result in an increase in total cash costs incurred of about $6 per ounce.

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

AngloGold Ashanti employs over 58,000 people globally, most of whom are members of trade unions, particularly in South Africa, Continental Africa and the Americas. Salaries and wages account for a significant component of production costs and are impacted by annual wage increases.

Energy costs, comprising power, fuel and lubricants, are another material component of production costs. Due to the remote location of some of its mines in Continental Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of oil has recently been volatile, fluctuating between $55 and $115 per barrel of Brent crude in 2014. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average total cash costs of all its operations increases by about $0.78 per ounce, with the cash costs of certain of the company’s mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which are more dependent on fuel, being more sensitive to changes in the price of oil. Energy costs, even in business segments which are supported by grid power, like South Africa, have increased considerably over the three year period, with price increases from Eskom (South Africa’s power utility) that exceeded average inflation. These increases have adversely impacted production costs.

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

Total group rehabilitation obligation (excluding joint ventures) increased from $728 million in 2013 to $851 million in 2014. This change is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in changes in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities.

Royalties, which are generally calculated as a percentage of revenue, varied over the past three years from $164 million incurred in 2012 to $129 million incurred in 2013 and $131 million in 2014, primarily due to the variations in the spot gold prices and production.

Royalties are likely to continue to vary in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Exploration and evaluation costs

The company has incurred exploration expenditure during the years ended 31 December 2012, 2013 and 2014 in order to replenish depleting gold reserves and bring new ore bodies into pre-feasibility or feasibility. The exploration costs incurred over the last three fiscal years amounted to $395 million in 2012, $255 million in 2013 and $144 million in 2014. Exploration expenditure was curtailed during 2014, with a significant cut back in brownfields and greenfields exploration as well as prefeasibility studies.

Corporate administration, marketing and other expenses

In order to meet AngloGold Ashanti’s strategic objectives, management has incurred costs to build talent, capacity and expertise globally and in particular to support its Project ONE initiatives. The corporate administration, marketing and other expenses incurred over such period amounted to $291 million in 2012, $201 million in 2013 and $92 million in 2014. The costs were lower in 2014 due to reduced labour costs, consultancy and travel costs as well as increased recoveries for shared service costs, aided by the effects of the weaker Rand.

Amortisation of tangible assets

Amortisation of tangible assets decreased during the 2012 – 2014 period, from $830 million to $750 million, largely due to the reduction in capital expenditure at Obuasi following the impending move to limited operations; lower amortisation at Cripple Creek and Victor and Geita following the impairment of assets in June 2013 and the reset of the amortisation lives; lower production at Sunrise Dam, partly offset by higher amortisation at Tropicana since production started in the fourth quarter of 2013.

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

The impairment charges AngloGold Ashanti incurred on tangible and intangible assets amounted to a charge of $346 million in 2012, a charge of $3,029 million in 2013 and a charge of $10 million in 2014. See “Note 7 – Special Items”, “Note 15 – Tangible assets” and “Note 16 – Intangible assets” to the consolidated financial statements for a detailed description of impairments.

When reviewing goodwill and other tangible assets for impairment, AngloGold Ashanti’s assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term real gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long term real gold price of $1,267 per ounce in 2014 and $1,269 per ounce in 2013, were based on a range of economic and market conditions, which were, at that time, expected to exist over the remaining useful life of the assets.

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

The actual gold price averaged $1,266 per ounce in 2014 and $1,411 per ounce in 2013. The gold price in 2015 has been subject to volatile short term swings and has averaged $1,221 per ounce from 1 January 2015 to 23 March 2015 and closed at $1,186 per ounce on 23 March 2015.

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

Taxation

Taxation decreased over the period 2012 - 2014 from an expense of $346 million in 2012 to an expense of $255 million in 2014. The decrease in the tax charge was mainly due to lower taxable income as a result of the lower gold price as well as tax credits on impairment of assets.

Taxation is likely to continue to be volatile in the coming years, as host governments in a number of jurisdictions increasingly seek to obtain a higher share of revenue by increasing rates of existing taxes and introducing new taxes on gold mines.

Business combinations
The global gold mining industry has experienced active consolidation and rationalisation in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in assessing a number of acquisitions, dispositions and joint ventures as part of this global trend and to identify value-adding business combinations and acquisition opportunities.

Acquisitions and dispositions are described in Note 34 to the consolidated financial statements, “Business combinations and disposals”. See also Note 39 to the consolidated financial statements, “Subsequent events”. The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, giving effect to the acquisitions and disposals on the effective date.

South African economic and other factors

AngloGold Ashanti is a company domiciled in South Africa with significant operations in South Africa. As a result, the company is subject to various economic, fiscal and monetary factors that affect South African companies generally.

For more information about the impact of governmental economic, fiscal, monetary or political policies or factors on our operations, see also “Item 3.D.: Risk factors” and “Item 4.B.: Business Overview – The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

Comparison of operating performance in 2014, 2013 and 2012

The following table presents operating data for the AngloGold Ashanti group for the three year period ended 31 December 2014:

Operating data for AngloGold Ashanti	Year ended 31 December
	2014	2013	2012
Total attributable gold production (thousand ounces)	4,436	4,105	3,944
Total attributable gold sold (thousand ounces)(1)	4,454	4,093	3,953
All-in sustaining costs ($/oz)(2)	1,026	1,174	1,251
All-in costs ($/oz)(2)(3)	1,148	1,466
Total cost of sales (million US dollars) – per financial statements	4,190	4,146	3,964
Total cash costs ($/oz)(2)	787	830	829
Total production costs ($/oz)(2)	1,014	1,054	1,054
Total cash costs (million US dollars) – per financial statements	3,292	3,297	3,135
Production costs (million US dollars) – per financial statements	3,410	3,384	3,212
Capital expenditure (million US dollars)	1,209	1,993	2,322
- Consolidated entities	1,018	1,582	2,019
- Associates and equity accounted joint ventures	191	411	303

(1)	Ounces of gold sold used in the calculation of all-in sustaining costs per ounce.
(2)

All-in sustaining costs, all-in costs, total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total all-in sustaining costs, all-in costs and total cash costs and total production costs”.

(3)	All-in costs have been calculated from 2013 onwards.

Attributable gold production

Production in 2014

For the year ended 31 December 2014, AngloGold Ashanti’s total attributable gold production at 4.44 million ounces was 330,000 ounces, or 8 percent, higher when compared to the 2013 production of 4.11 million ounces.

In South Africa, gold production decreased by 6 percent, or 79,000 ounces, in 2014 as compared to 2013. The lower production was due largely to the earthquake near the Vaal River operations on 5 August 2014, which caused infrastructure damage, as well as safety related stoppages across the regional portfolio. The decrease was partially offset by higher production at Moab Khotsong arising from higher grade due to lower declared waste to reef tonnes.

Production increased by 9 percent, or 137,000 ounces, in 2014, as compared to 2013, in Continental Africa mainly due to Kibali’s full year of production in 2014, higher production at Siguiri in Guinea due to higher recovered grades and at Geita in Tanzania due to increased tonnage throughput. The strong results were achieved despite Navachab’s sale at the end of June 2014, the continued winding down of operations in Mali and the treatment of low grade stockpile during the current year at Iduapriem in Ghana.

Production increased by 81 percent, or 278,000 ounces, in 2014, as compared with 2013, in Australia mainly due to Tropicana’s full year of production in 2014. Lower grades were mined at Sunrise Dam, in line with the mine plan partially offsettting the increase in production in this segment.

In the Americas region, production decreased by 5,000 ounces in 2014, as compared with 2013. In North America at Cripple Creek & Victor production decreased due to ore being placed further from the liner. This decrease and a further decrease at Serra Grande were partially offset by increases in production in Brazil at AGA Mineração and at Cerro Vanguardia. The increase was mainly due to increased tonnage and feed grades at both the Cuiabá and Córrego do Sítio complexes. Development work improved and production began from the new orebody at Córrego do Sítio (Sulphide II) and full production rates were achieved at the underground Mine l.

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

Total all-in sustaining costs, all-in costs and total cash costs and total production costs

Comparison of all-in sustaining costs in 2014 with 2013

All-in sustaining costs per ounce (excluding stockpile impairments) in South Africa decreased in 2014 by $56 per ounce to $1,064 per ounce from $1,120 per ounce in 2013. The decrease was a result of a decrease in total sustaining capital expenditure and the weakening of the rand. The decrease was partially offset by a decrease in gold sold of 79,000 ounces in 2014 over 2013.

In Continental Africa, all-in sustaining costs (excluding stockpile impairments) decreased by $234 per ounce, or 19 percent, to $968 per ounce in 2014 from $1,202 per ounce in 2013. This decrease was mainly due to a decrease in cost of sales (refer comparison of total cash costs in 2014 with 2013), total sustaining capital expenditure and a 153,000 ounce increase in gold sold from 1,462,000 ounces in 2013 to 1,615,000 ounces in 2014. The decrease was partially offset by an increase in associates and equity joint ventures’ share of costs and a decrease in amortisation.

In the Americas, all-in sustaining costs (excluding stockpile impairments) increased by $40 per ounce, or 4 percent, to $1,010 per ounce in 2014 from $970 per ounce in 2013. This increase was mainly due to an increase in costs of sales (refer comparison of total cash costs in 2014 with 2013) and a decrease of 9,000 ounces, or 1 percent, in gold sold in 2014.

In Australia, all-in sustaining costs decreased by $390 per ounce, or 28 percent, to $986 per ounce in 2014 from $1,376 per ounce in 2013, mainly due to an increase in gold sold which was partially offset by an increase in costs. This was mainly due to Tropicana’s ramp up for the full year of production in 2014.

Comparison of all-in costs in 2014 with 2013

All-in costs per ounce (excluding stockpile impairments) in South Africa decreased in 2014 by $131 per ounce to $1,107 per ounce from $1,238 per ounce in 2013. The decrease was a result of a decrease in all-in sustaining costs, non-sustaining project capex and the weakening of the rand. The decrease was partially offset by a decrease in gold sold of 79,000 ounces in 2014 over 2013.

In Continental Africa, all-in costs (excluding stockpile impairments) decreased by $433 per ounce, or 28 percent, to $1,105 per ounce in 2014 from $1,538 per ounce in 2013. This decrease was mainly due to a decrease in all-in sustaining costs, non-sustaining project capex, non-sustaining exploration and study costs and a 153,000 ounce increase in gold sold from 1,462,000 ounces in 2013 to 1,615,000 ounces in 2014.

In the Americas, all-in costs (excluding stockpile impairments) decreased by $9 per ounce, or 1 percent, to $1,262 per ounce in 2014 from $1,271 per ounce in 2013.

In Australia, all-in costs decreased by $1,075 per ounce, or 52 percent, to $998 per ounce in 2014 from $2,073 per ounce in 2013, mainly due to an increase in gold sold which was partially offset by an increase in costs.

Comparison of total cash costs in 2014 with 2013

The currencies of South Africa, Australia, Argentina and Brazil were, on average, weaker against the US dollar during 2014 as compared to 2013 which positively impacted total cash costs for 2014.

Total cash costs per ounce in South Africa, at Kopanang, Moab Khotsong, Great Noligwa, Tau Tona and the surface operations, decreased marginally to $849 per ounce in 2014 from $850 per ounce in 2013. The decrease was a result of the weakening of the rand partially offset by a decrease in production.

In Continental Africa, total cash costs decreased by $86 per ounce, or 10 percent, to $783 per ounce in 2014 from $869 per ounce in 2013. The decrease was mainly due to the 137,000 ounces increase in production.

Total cash costs at Geita, in Tanzania, increased by 16 percent from $515 per ounce in 2013 to $599 per ounce in 2014. This was mainly due to the utilisation of higher cost ore stockpiles.

In Mali, at Morila, total cash costs increased by 50 percent in 2014 to $1,162 per ounce compared to $773 per ounce in 2013, mainly due to lower production and an increase in contractor costs. At Sadiola, total cash costs decreased by 23 percent from $1,334 per ounce in 2013 to $1,028 per ounce in 2014. This decrease was primarily due to a decrease in contractor costs. Total cash costs at Yatela decreased by 6 percent from $1,530 per ounce in 2013 to $1,438 per ounce in 2014 mainly due to a decrease in all the costs which was partially offset by lower production.

In Ghana, at Obuasi, total cash costs decreased by 23 percent in 2014 to $1,086 per ounce compared to $1,406 per ounce in 2013 mainly due to a decrease in all the costs due to the transition to a limited operating state. At Iduapriem, in Ghana, total cash costs increased marginally to $865 per ounce in 2014 compared to $861 per ounce in 2013 mainly due to decreased production which was partially offset by a decrease in salaries, consumable store costs, power costs and contractor costs. At Siguiri, in Guinea, total cash costs decreased by 13 percent to $799 per ounce in 2014 from $918 per ounce in 2013 mainly due to an increase in production and a decrease in consumable store costs, contractor costs and service related costs.

In the DRC, at Kibali, total cash costs increased by 23 percent to $578 per ounce in 2014 from $471 per ounce in 2013 mainly due to an increase in all the costs partially offset by an increase in production. The increase in production and costs are due to Kibali’s ramp up to the full year of production in 2014.

In the Americas, total cash costs increased to $709 per ounce in 2014 from $671 per ounce in 2013. The increase was mainly due to an increase in consumable store costs, contractor costs and a decrease in production.

In the United States, at Cripple Creek, total cash costs increased by 13 percent or $97 per ounce to $829 per ounce in 2014 from $732 per ounce in 2013 due primarily to a decline in production. In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs decreased marginally to $644 per ounce in 2014 from $646 per ounce in 2013 primarily due to higher production partially offset by an increase in consumable store costs. At Serra Grande total cash costs increased by 4 percent or $29 per ounce to $748 per ounce in 2014 as compared to $719 per ounce in 2013 due to an increase in service related costs and a decrease in production. In Argentina at Cerro Vanguardia, total cash costs increased to $692 per ounce in 2014 from $622 per ounce in 2013 primarily due to an increase in contractor costs and service related costs partially offset by higher production.

In Australia, total cash costs decreased by $243 per ounce, or 23 percent, to $804 per ounce in 2014 from $1,047 per ounce in 2013.

In Australia, at Sunrise Dam, total cash costs decreased in 2014 to $1,105 per ounce compared to $1,110 per ounce in 2013, mainly due to the weakening of the Australian Dollar. The decrease was partially offset by a decrease in production. At Tropicana total cash costs decreased in 2014 to $545 per ounce compared to $568 per ounce in 2013, mainly due to an increase in production and the weakening of the Australian Dollar. The decrease was partially offset by an increase in consumable store costs, power costs, contractor costs and service related costs. The increase in production and costs was mainly due to Tropicana’s ramp up to the full year of production in 2014.

Overall the company’s total cash costs in 2014 decreased to $787 per ounce compared to $830 per ounce in 2013. Of this decrease, weaker local currencies accounted for $58 per ounce and acquisitions and disposals accounted for $26 per ounce, offset by higher inflation of $44 per ounce.

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

In Australia, all-in sustaining costs decreased by $304 per ounce, or 18 percent, to $1,376 per ounce in 2013 from $1,680 per ounce in 2012, mainly due to an increase in gold sold which was partially offset by an increase in costs. The increase in gold sold and costs are due to Tropicana starting production ahead of schedule.

Comparison of all-in costs in 2013 with 2012

No comparison of all-in costs in 2013 with 2012 is presented as all-in costs have been calculated from 2013 onwards.

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

Reconciliation of all-in sustaining costs and all-in costs to cost of sales per the financial statements

During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these new metrics, in particular the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides in this annual report on Form 20-F, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is an extension of the existing “cash cost” metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold. “All-in cost” includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in cost per ounce” is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

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

All-in sustaining costs, all-in sustaining costs per ounce, all-in costs, all-in costs per ounce, total cash costs, total cash costs per ounce, total production costs and total production costs per ounce should not be considered by investors in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the company’s performance. While the WGC has published guidance on how to define all-in sustaining costs and all-in costs and the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of these metrics may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.

However, AngloGold Ashanti believes that all-in sustaining costs, all-in costs, total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;
•	the trend in costs as the mining operations mature over time on a consistent basis; and
•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to all-in sustaining costs, all-in costs, total cash costs and total production costs for each of the three years in the period ended 31 December 2014 is presented below. In addition, the company has provided below detail of the attributable ounces of gold produced and sold by mine for each of those periods.

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	94	201	217	512	313	268	581	231	-	1,324	1
Amortisation of tangible and intangible assets	(8)	(50)	(50)	(107)	(71)	(58)	(129)	(22)	1	(258)	(8)
Adjusted for decomissioning amortisation	1	-	-	1	-	-	-	1	(2)	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	85
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	1
Total sustaining capital expenditure	7	26	44	76	65	35	100	46	7	230	5
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	94	177	211	482	307	245	552	256	8	1,298	90
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	211	482	307	245	552	256	7	1,297	89
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Non-sustaining Project Capital expenditure	-	-	2	2	32	-	32	-	-	34	-
Technology improvements	-	-	-	-	-	-	-	-	19	19	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	5
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	7
All-in costs	94	177	213	484	339	245	584	256	27	1,351	96
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in costs adjusted for non-controlling interests and non-gold producing companies	94	177	213	484	339	245	584	256	27	1,351	102
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	213	484	339	245	584	256	26	1,350	101
Gold sold – oz (000)(3)	78	140	234	452	313	232	544	223	3	1,223	-
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	1,185	1,256	903	1,061	981	1,059	1,014	1,153	-	1,064	-
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	1,185	1,256	909	1,064	1,085	1,059	1,074	1,153	-	1,107	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3)	Attributable portion.

(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	84	144	160	388	233	205	438	210	(1)	1,035	(8)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	7
Total cash costs adjusted for non-controlling interests and non-gold producing companies	84	144	160	388	233	205	438	210	(1)	1,035	(1)
Retrenchment costs	2	5	3	9	4	3	7	-	(1)	16	-
Rehabilitation and other non-cash costs	1	3	4	8	4	3	8	-	1	16	-
Amortisation of tangible assets	6	47	46	100	65	54	119	20	1	239	5
Amortisation of intangible assets	1	2	4	8	5	4	9	2	1	19	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	94	201	217	513	311	269	581	232	1	1,325	7
Gold produced – oz (000)(3)	78	141	234	453	313	232	544	223	3	1,223	-
Total cash costs per unit – $/oz(4)	1,074	1,023	685	857	746	882	804	941	-	849	-
Total production costs per unit – $/oz(4)	1,208	1,431	928	1,132	1,001	1,159	1,068	1,040	-	1,087	-

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	192	303	314	-	-	-	26	403	5	1,243
Amortisation of tangible and intangible assets	-	(24)	(19)	(32)	-	-	-	-	(99)	(4)	(178)
Adjusted for decomissioning amortisation	-	-	1	4	-	-	-	-	2	(1)	6
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	133	-	-	-	51	89	20	-	-	1	294
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	-	8
Sustaining exploration and study costs	-	-	13	2	-	1	-	-	2	(1)	17
Total sustaining capital expenditure	3	21	43	30	6	6	-	1	129	1	240
All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	136	189	341	270	57	96	28	27	437	2	1,583
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	136	189	341	270	57	96	20	25	428	2	1,564
All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Non-sustaining Project Capital expenditure	176	-	38	-	-	-	-	-	-	-	214
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	-	7
All-in costs	314	189	379	323	57	96	28	27	437	2	1,852
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in costs adjusted for non-controlling interests and non-gold producing companies	314	189	379	275	57	96	28	27	437	2	1,804
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	314	189	379	275	57	96	20	25	428	2	1,785
Gold sold – oz (000)(3)	233	185	248	294	44	85	11	34	481	-	1,615
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	588	1,020	1,374	917	1,298	1,133	1,795	719	890	-	968
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	1,351	1,020	1,530	933	1,298	1,133	1,795	719	890	-	1,105

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	153	264	273	-	-	-	25	286	-	1,001
Adjusted for non-controlling interests and non-gold producing companies and other(1)	-	-	-	(41)	-	-	-	-	-	-	(41)
Associates and equity accounted joint ventures’ share of total cash costs(2)	137	-	-	-	51	87	16	-	-	-	291
Total cash costs adjusted for non-controlling interests and non-gold producing companies	137	153	264	232	51	87	16	25	286	-	1,251
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	6	15	5	-	-	-	-	7	-	33
Amortisation of tangible assets	-	24	19	32	-	-	-	-	99	-	174
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(6)	-	-	-	-	-	-	(6)
Associates and equity accounted joint ventures’ share of production costs(2)	67	-	-	-	8	25	4	-	-	-	104
Total production costs adjusted for non-controlling interests and non-gold producing companies	204	183	298	263	59	112	20	25	393	4	1,561
Gold produced - oz (000)(3)	237	177	243	290	44	85	11	33	477	-	1,597
Total cash costs per unit – $/oz(4)	578	865	1,086	799	1,162	1,028	1,438	752	599	-	783
Total production costs per unit – $/oz(4)	860	1,035	1,223	909	1,343	1,329	1,760	756	821	-	977

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	344	296	20	660	218	222	362	156	4	962
Amortisation of tangible and intangible assets	(47)	(98)	(5)	(150)	(3)	(33)	(107)	(49)	-	(192)
Adjusted for decomissioning amortisation	-	3	-	3	-	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	3	6	9	2	2	8	1	10	23
Total sustaining capital expenditure	31	59	1	91	24	58	127	38	1	248
All-in sustaining costs	328	263	22	613	241	249	392	146	16	1,044
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(19)	-	-	(16)	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	328	263	22	613	241	230	392	146	-	1,009
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	22	613	241	230	391	146	-	1,008
All-in sustaining costs	328	263	22	613	241	249	392	146	16	1,044
Non-sustaining Project Capital expenditure	-	-	-	-	145	-	-	-	1	146
Non-sustaining exploration and study costs	-	-	7	7	-	-	1	-	71	72
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	14	2	1	17
All-in costs	328	263	29	620	386	249	407	148	89	1,279
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(19)	-	-	(1)	(20)
All-in costs adjusted for non-controlling interests and non-gold producing companies	328	263	29	620	386	230	407	148	88	1,259
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	29	620	386	230	406	148	88	1,258
Gold sold – oz (000)(3)	271	350	-	622	210	246	404	138	-	998
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	1,214	752	-	986	1,147	938	966	1,062	-	1,010
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	1,214	752	-	998	1,837	938	1,004	1,078	-	1,262

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	289	195	14	498	222		184	260	102	(2)	766
Adjusted for non-controlling interests and non-gold producing companies and other(1)	-	-	-	-	(47)		(14)	-	-	-	(61)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	289	195	14	498	175		170	260	102	(2)	705
Retrenchment costs	-	-	1	1	-		2	3	-	1	6
Rehabilitation and other non-cash costs	4	9	-	13	28		5	(7)	-	6	32
Amortisation of tangible assets	47	98	4	149	1		32	101	48	1	183
Amortisation of intangible assets	-	-	1	1	1		-	6	1	1	9
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	12		(3)	-	-	(6)	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	340	302	20	662	217		206	363	151	1	938
Gold produced – oz (000)(3)	262	358	-	619	211		246	403	136	-	996
Total cash costs per unit – $/oz(4)	1,105	545	-	804	829	(6)	692	644	748	-	709
Total production costs per unit – $/oz(4)	1,301	845	-	1,070	1,031		842	902	1,113	-	942

For the year ended 31 December 2014

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

Year ended December 2014
US Dollar million
All-in sustaining costs
Cost of sales per financial statements (refer Item 18 – Financial Statements, Note 4)	4,190
Amortisation of tangible and intangible assets	(786)
Adjusted for decomissioning amortisation	10
Corporate administration and marketing related to current operations	88
Associates and equity accounted joint ventures’ share of costs	294
Inventory writedown to net realisable value and other stockpile adjustments	11
Sustaining exploration and study costs	49
Total sustaining capital expenditure	814
All-in sustaining costs	4,670
Adjusted for non-controlling interests and non-gold producing companies	(77)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	4,593
Adjusted for stockpile write-offs	(22)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	4,571
All-in sustaining costs	4,670
Non-sustaining Project Capital expenditure	394
Technology improvements	19
Non-sustaining exploration and study costs	91
Corporate and social responsibility costs not related to current operations	24
All-in costs	5,198
Adjusted for non-controlling interests and non-gold producing companies	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	5,136
Adjusted for stockpile write-offs	(22)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	5,114
Gold sold – oz (000)	4,454
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz	1,026
All-in cost per unit (excluding stockpile write-offs) – $/oz	1,148

For the year ended 31 December 2014

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

Year ended December 2014
US Dollar million
Total cash costs
Total cash costs per financial statements (refer Item 18 – Financial Statements, Note 4)	3,292
Adjusted for non-controlling interests and non-gold producing companies and other	(94)
Associates and equity accounted joint ventures’ share of total cash costs	291
Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,489
Retrenchment costs	24
Rehabilitation and other non-cash costs	94
Amortisation of tangible assets	750
Amortisation of intangible assets	36
Adjusted for non-controlling interests and non-gold producing companies	(4)
Associates and equity accounted joint ventures’ share of production costs	104
Total production costs adjusted for non-controlling interests and non-gold producing companies	4,493
Gold produced – oz (000)	4,432
Total cash cost per unit - $/oz	787
Total production cost per unit - $/oz	1,014

For the year ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	103	215	240	558	347	-	262	609	226	-	1,393	1
Amortisation of tangible and intangible assets	(8)	(43)	(60)	(111)	(82)	-	(51)	(133)	(9)	-	(253)	(9)
Adjusted for decomissioning amortisation	(1)	1	1	1	-	-	-	-	-	-	1	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	5	5	168
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-	-	2
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	1	1	(1)
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	14	50	78	142	95	-	59	154	16	-	312	9
All-in sustaining costs	108	223	259	590	360	-	270	630	233	6	1,459	168
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	108	223	259	590	360	-	270	630	233	6	1,459	168
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	(1)	(1)	1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	108	223	259	590	360	-	270	630	233	5	1,458	169
All-in sustaining costs	108	223	259	590	360	-	270	630	233	6	1,459	168
Non-sustaining Project Capital expenditure	-	1	39	40	76	-	1	77	23	(1)	139	(1)
Technology improvements	-	-	-	-	-	-	-	-	-	14	14	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	-	6
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	-	16
All-in costs	108	224	298	630	436	-	271	707	256	19	1,612	189
All-in costs adjusted for non-controlling interests and non-gold producing companies	108	224	298	630	436	-	271	707	256	19	1,612	189
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	(1)	(1)	1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	108	224	298	630	436	-	271	707	256	18	1,611	190
Gold sold – oz (000)(3)	83	178	212	472	354	-	235	589	240	-	1,302	-
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	1,305	1,255	1,223	1,249	1,016	-	1,149	1,069	969	-	1,120	-
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	1,305	1,262	1,406	1,334	1,230	-	1,152	1,199	1,064	-	1,238	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3)	Attributable portion.

(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

(7)	As from 1 January 2013, Tau Tona and Savuka were mined as one operation.

For the year ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	91	163	169	423	255	216	471	213	-	1,107	(7)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	6
Total cash costs adjusted for non-controlling interests and non-gold producing companies	91	163	169	423	255	216	471	213	-	1,107	(1)
Retrenchment costs	3	5	6	14	7	6	13	-	-	27	-
Rehabilitation and other non-cash costs	1	4	6	11	3	(10)	(7)	3	-	7	1
Amortisation of tangible assets	7	41	57	105	77	47	124	8	-	237	5
Amortisation of intangible assets	1	3	3	7	5	3	8	-	-	15	2
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(4)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	103	216	241	560	347	262	609	224	-	1,393	4
Gold produced – oz (000)(3)	83	178	212	472	354	235	589	240	-	1,302	-
Total cash costs per unit – $/oz(4)	1,100	918	797	895	719	920	800	883	-	850	-
Total production costs per unit – $/oz(4)	1,252	1,210	1,138	1,185	978	1,117	1,034	933	-	1,070	-

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	226	425	324	-	-	-	49	346	23	1,393
Amortisation of tangible and intangible assets	-	(30)	(50)	(27)	-	-	-	(6)	(120)	(6)	(239)
Adjusted for decomissioning amortisation	-	1	1	3	-	-	-	-	1	-	6
Corporate administration and marketing related to current operations	-	-	1	-	-	-	-	-	-	2	3
Associates and equity accounted joint ventures’ share of costs(2)	21	-	-	-	47	118	46	-	-	-	232
Inventory writedown to net realisable value and other stockpile adjustments	-	83	4	-	-	16	-	24	89	-	216
Sustaining exploration and study costs	-	1	6	18	-	2	-	1	11	-	39
Total sustaining capital expenditure	-	22	154	27	13	11	-	5	146	1	379
All-in sustaining costs	21	303	541	345	60	147	46	73	473	20	2,029
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(52)	-	-	-	-	-	(1)	(53)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	21	303	541	293	60	147	46	73	473	19	1,976
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	(16)	-	(24)	(89)	-	(216)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	21	220	537	293	60	131	46	49	384	19	1,760
All-in sustaining costs	21	303	541	345	60	147	46	73	473	20	2,029
Non-sustaining Project Capital expenditure	341	5	42	3	-	31	2	-	8	28	460
Non-sustaining exploration and study costs	1	-	-	9	-	-	-	-	-	30	40
All-in costs	363	308	583	357	60	178	48	73	481	78	2,529
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(54)	-	-	-	-	-	(9)	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	363	308	583	303	60	178	48	73	481	69	2,466
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	(16)	-	(24)	(89)	-	(216)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	363	225	579	303	60	162	48	49	392	69	2,250
Gold sold – oz (000)(3)	40	215	242	272	57	86	28	63	461	-	1,462
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	9,065	1,025	2,214	1,085	1,051	1,510	1,653	781	833	-	1,202
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	9,168	1,049	2,388	1,122	1,051	1,875	1,734	781	851	-	1,538

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	190	336	290	-	-	-	44	237	(3)	1,094
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(43)	-	-	-	-	-	-	(43)
Associates and equity accounted joint ventures’ share of total cash costs(2)	19	-	-	-	44	114	42	-	-	-	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	190	336	247	44	114	42	44	237	(3)	1,270
Retrenchment costs	-	5	30	-	-	-	-	-	-	3	38
Rehabilitation and other non-cash costs	-	7	4	4	-	-	-	(1)	-	7	21
Amortisation of tangible assets	-	30	50	27	-	-	-	6	105	18	236
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(5)	-	-	-	-	-	-	(5)
Associates and equity accounted joint ventures’ share of production costs(2)	9	-	-	-	4	5	4	-	-	-	22
Total production costs adjusted for non-controlling interests and non-gold producing companies	28	231	420	273	48	119	46	49	342	29	1,586
Gold produced – oz (000)(3)	40	221	239	268	57	86	27	63	459	-	1,460
Total cash costs per unit – $/oz(4)	471	861	1,406	918	773	1,334	1,530	691	515	-	869
Total production costs per unit – $/oz(4)	701	1,047	1,758	1,018	838	1,389	1,702	771	778	-	1,086

For the year ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	366	64	19	449	201	199	374	133	3	910
Amortisation of tangible and intangible assets	(67)	(27)	(3)	(97)	(21)	(35)	(103)	(41)	(1)	(201)
Corporate administration and marketing related to current operations	-	-	1	1	15	-	6	-	1	22
Sustaining exploration and study costs	12	3	8	23	4	7	14	8	-	33
Total sustaining capital expenditure	39	25	5	69	15	61	118	36	-	230
All-in sustaining costs	350	65	30	445	214	232	409	136	3	994
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(18)	-	-	-	(18)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	350	65	30	445	214	214	409	136	3	976
All-in sustaining costs	350	65	30	445	214	232	409	136	3	994
Non-sustaining Project Capital expenditure	-	216	-	216	148	8	5	4	15	180
Non-sustaining exploration and study costs	-	-	9	9	-	-	6	-	114	120
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	1	7	(3)	-	5
All-in costs	350	281	39	670	362	241	427	137	132	1,299
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(18)	-	-	-	(18)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	350	281	39	670	362	223	427	137	132	1,281
Gold sold – oz (000)(3)	265	58	-	323	231	236	399	141	-	1,007
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	1,321	1,113	-	1,376	927	912	1,023	970	-	970
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	1,321	4,850	-	2,073	1,567	947	1,069	971	-	1,271

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

For the year ended 31 December 2013

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

Year ended December 2013
US Dollar million
All-in sustaining costs
Cost of sales per financial statements (refer Item 18 – Financial Statements, Note 4)	4,146
Amortisation of tangible and intangible assets	(799)
Adjusted for decomissioning amortisation	6
Corporate administration and marketing related to current operations	199
Associates and equity accounted joint ventures’ share of costs	234
Inventory writedown to net realisable value and other stockpile adjustments	216
Sustaining exploration and study costs	94
Total sustaining capital expenditure	999
All-in sustaining costs	5,095
Adjusted for non-controlling interests and non-gold producing companies	(71)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	5,024
Adjusted for stockpile write-offs	(216)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	4,808
All-in sustaining costs	5,095
Non-sustaining Project Capital expenditure	994
Technology improvements	14
Non-sustaining exploration and study costs	175
Corporate and social responsibility costs not related to current operations	21
All-in costs	6,299
Adjusted for non-controlling interests and non-gold producing companies	(81)
All-in costs adjusted for non-controlling interests and non-gold producing companies	6,218
Adjusted for stockpile write-offs	(216)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	6,002
Gold sold – oz (000)	4,093
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	1,174
All-in cost per unit (excluding stockpile write-offs) - $/oz	1,466

For the year ended 31 December 2013

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

Year ended December 2013
US Dollar million
Total cash costs
Total cash costs per financial statements (refer Item 18 – Financial Statements, Note 4)	3,297
Adjusted for non-controlling interests and non-gold producing companies and other	(110)
Associates and equity accounted joint ventures’ share of total cash costs	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,406
Retrenchment costs	69
Rehabilitation and other non-cash costs	18
Amortisation of tangible assets	775
Amortisation of intangible assets	24
Adjusted for non-controlling interests and non-gold producing companies	14
Associates and equity accounted joint ventures’ share of production costs	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	4,329
Gold produced – oz (000)	4,105
Total cash cost per unit - $/oz	830
Total production cost per unit - $/oz	1,054

For the year ended 31 December 2012

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	123	208	246	330	50	238	131	-	1,326	(41)
Amortisation of tangible and intangible assets	(21)	(41)	(89)	(68)	(11)	(61)	(11)	-	(302)	(8)
Adjusted for decomissioning amortisation	-	-	-	-	-	-	-	1	1	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	9	9	240
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-
Total sustaining capital expenditure	26	79	107	96	20	71	11	-	410	34
All-in sustaining costs	128	246	264	358	59	248	131	10	1,444	225
Adjusted for non-controlling interests(1)	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests	128	246	264	358	59	248	131	10	1,444	224
Gold sold – oz (000)(3)	84	164	162	405	37	189	174	-	1,214	-
All-in sustaining cost (excluding stockpile impairments) per unit – $/oz(4)	1,530	1,497	1,634	883	1,607	1,316	754	-	1,189	-

Total cash costs
Total cash costs per financial statements	103	167	168	259	38	175	149	-	1,059	(50)
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	50
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	103	167	168	259	38	175	149	-	1,059	-
Retrenchment costs	1	2	1	1	-	1	-	-	6	1
Rehabilitation and other non-cash costs	(1)	(1)	(12)	2	-	2	(29)	-	(39)	3
Amortisation of tangible assets	21	41	89	68	11	61	11	-	302	12
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	(6)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	124	209	246	330	49	239	131	-	1,328	9
Gold produced – oz (000)(3)	84	164	162	405	37	189	172	-	1,212	-
Total cash costs per unit – $/oz(4)	1,226	1,015	1,040	639	1,041	924	943	-	873	-
Total production costs per unit – $/oz(4)	1,475	1,267	1,522	816	1,352	1,262	1,277	-	1,095	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions.

(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3)	Attributable portion.

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

For the year ended 31 December 2012

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	207	446	292	-	-	-	93	366	7	1,411
Amortisation of tangible and intangible assets	(24)	(71)	(24)	-	-	-	(15)	(134)	(8)	(276)
Adjusted for decomissioning amortisation	1	1	2	-	-	-	-	1	1	6
Corporate administration and marketing related to current operations	-	-	1	-	-	-	-	-	10	11
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	61	118	51	-	-	-	230
Sustaining exploration and study costs	4	12	13	-	3	2	5	16	-	55
Total sustaining capital expenditure	75	181	19	1	6	1	15	195	2	495
All-in sustaining costs	263	569	303	62	127	54	98	444	12	1,932
Adjusted for non-controlling interests(1)	-	-	(45)	-	-	-	-	-	(1)	(46)
All-in sustaining costs adjusted for non-controlling interests	263	569	258	62	127	54	98	444	11	1,886
Gold sold – oz (000)(3)	183	281	233	81	101	28	73	546	-	1,527
All-in sustaining cost (excluding stockpile impairments) per unit – $/oz(4)	1,437	2,021	1,105	765	1,249	1,888	1,329	816	-	1,235

Total cash costs
Total cash costs per financial statements	172	332	272	-	-	-	76	227	(7)	1,072
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	(41)	-	-	-	-	-	-	(41)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	62	117	51	-	-	-	230
Total cash costs adjusted for non-controlling interests and non-gold producing companies	172	332	231	62	117	51	76	227	(7)	1,261
Retrenchment costs	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	8	41	12	-	-	-	2	7	-	70
Amortisation of tangible assets	24	71	24	-	-	-	15	90	44	268
Amortisation of intangible assets	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	(5)	-	-	-	-	-	-	(5)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	3	2	3	-	-	-	8
Total production costs adjusted for non-controlling interests and non-gold producing companies	204	444	262	65	119	54	93	324	41	1,606
Gold produced – oz (000)(3)	180	280	247	81	100	29	74	531	-	1,521
Total cash costs per unit – $/oz(4)	955	1,187	938	767	1,169	1,758	1,036	427	-	830
Total production costs per unit – $/oz(4)	1,134	1,590	1,065	798	1,185	1,874	1,262	694	-	1,060

For the year ended 31 December 2012

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	324	24	348	201	183	401	133	2	920
Amortisation of tangible and intangible assets	(34)	(2)	(36)	(41)	(35)	(113)	(24)	-	(213)
Adjusted for decomissioning amortisation	-	-	-	-	1	(1)	-	-	-
Corporate administration and marketing related to current operations	-	1	1	18	-	11	-	1	30
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-		-
Sustaining exploration and study costs	37	26	63	4	6	20	4	-	34
Total sustaining capital expenditure	49	5	54	20	77	107	36	2	242
All-in sustaining costs	376	54	430	202	232	425	149	5	1,013
Adjusted for non-controlling interests(1)	-	-	-	-	(17)	-	(35)	-	(52)
All-in sustaining costs adjusted for non-controlling interests	376	54	430	202	215	425	114	5	961
Gold sold – oz (000)(3)	257	-	257	247	229	382	97	-	955
All-in sustaining cost (excluding stockpile impairments) per unit – $/oz(4)	1,470	-	1,680	817	935	1,114	1,168	-	1,006

Total cash costs
Total cash costs per financial statements	290	22	312	225	136	270	108	3	742
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(67)	(10)	-	(27)	-	(104)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	290	22	312	158	126	270	81	3	638
Retrenchment costs	-	-	-	-	1	2	-	-	3
Rehabilitation and other non-cash costs	2	-	2	9	7	17	(4)	2	31
Amortisation of tangible assets	34	2	36	41	35	112	24	-	212
Amortisation of intangible assets	-	-	-	-	-	1	-	-	1
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(9)	(3)	-	(8)	-	(20)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	326	24	350	199	166	402	93	5	865
Gold produced – oz (000)(3)	258	-	258	247	219	388	98	-	953
Total cash costs per unit – $/oz(4)	1,126	-	1,211	638 (6)	576	696	821	-	669
Total production costs per unit – $/oz(4)	1,264	-	1,358	804	759	1,037	958	-	907

For the year ended 31 December 2012

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

Year ended December 2012
US Dollar million
All-in sustaining costs
Cost of sales per financial statements (refer Item 18 – Financial Statements, Note 4)	3,964
Amortisation of tangible and intangible assets	(835)
Adjusted for decomissioning amortisation	7
Corporate administration and marketing related to current operations	290
Associates and equity accounted joint ventures’ share of costs	229
Inventory writedown to net realisable value and stockpile adjustments	-
Sustaining exploration and study costs	152
Total sustaining capital expenditure	1,236
All-in sustaining costs	5,043
Adjusted for non-controlling interests and non-gold producing companies	(99)
All-in sustaining costs adjusted for non-controlling interests and stockpile write-offs	4,944
Gold sold - oz (000)	3,953
All-in sustaining costs (excluding stockpile write-offs) per unit - $/oz	1,251
Total cash costs
Total cash costs per financial statements (refer Item 18 – Financial Statements, Note 4)	3,135
Adjusted for non-controlling interests and non-gold producing companies and other	(95)
Associates and equity accounted joint ventures’ share of total cash costs	230
Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,270
Retrenchment costs	10
Rehabilitation and other non-cash costs	67
Amortisation of tangible assets	830
Amortisation of intangible assets	5
Adjusted for non-controlling interests and non-gold producing companies	(31)
Associates and equity accounted joint ventures’ share of production costs	7
Total production costs adjusted for non-controlling interests and non-gold producing companies	4,158
Gold produced – oz (000)	3,944
Total cash cost per unit - $/oz	829
Total production cost per unit - $/oz	1,054

Capital expenditure

Total capital expenditure was $1,209 million in 2014 compared to $1,993 million in 2013. This represents a $784 million, or 39 percent, decrease from 2013. The decreased capital expenditure during 2014 relates to reduced capital expenditure on existing operations of $184 million and decreased capital expenditure of $600 million for growth related projects. Capital expenditure decreased at Tropicana by $182 million with the project being completed during 2013, South Africa region by $187 million due to timing of actual project spend and at Mponeng, a scheduled slippage occurred in the secondary support installation and consequent movement of construction activities and at Moab Khotsong, the Zaaiplaats Phase 2 project was halted and the development contract was terminated. Capital expenditure also decreased at Kibali by $162 million with the completion of the initial phase of the project during 2013, at the Mongbwalu project by $26 million with the operation being in closure mode, at Sadiola and Geita by $36 million and $25 million, respectively, due to the timing of the expenditure and $114 million at Obuasi due to the revised strategy where the decline is completed while the current operations are reduced to limited operation status.

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

Comparison of financial performance on a segment basis for 2014, 2013 and 2012

The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2014		2013		2012
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
South Africa	1,527	29	1,810	33	2,013	32
Continental Africa	2,105	40	2,111	38	2,609	41
Australasia	785	15	441	8	426	7
Americas	1,270	24	1,425	26	1,656	25
	5,687		5,787		6,704
Less : Associates and equity accounted joint ventures included above	(469)	(8)	(290)	(5)	(351)	(5)
Gold income	5,218	100	5,497	100	6,353	100

Assets

(in millions)	Year ended 31 December
	2014		2013		2012
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
South Africa	2,124	23	2,325	24	3,082	24
Continental Africa	3,239	36	3,391	35	4,846	38
Australasia	906	10	1,108	11	1,045	8
Americas	2,409	26	2,203	23	2,878	23
Other, including non-gold producing subsidiaries	456	5	647	7	888	7
Total assets	9,134	100	9,674	100	12,739	100

At 31 December 2014, 23 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 24 percent at the end of 2013. The remaining operations collectively accounted for approximately 77 percent of AngloGold Ashanti’s total assets at 31 December 2014 compared to 76 percent at the end of the same period in 2013.

At 31 December 2013, 24 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 24 percent at the end of 2012. The remaining operations collectively accounted for approximately 76 percent of AngloGold Ashanti’s total assets at 31 December 2013 compared to 76 percent at the end of the same period in 2012.

Comparison of financial performance in 2014, 2013 and 2012

Financial performance of AngloGold Ashanti	Year ended 31 December
(in millions)	2014	2013	2012
Gold income	5,218	5,497	6,353
Cost and expenses	(4,977)	(7,868)	(5,062)
Share of associates and joint ventures’ loss	(25)	(162)	(30)
Taxation (expense) benefit	(255)	333	(346)
Net profit attributable to non-controlling interests	19	30	18
Net (loss) profit attributable to equity shareholders	(58)	(2,230)	897

Comparison of financial performance in 2014 with 2013

Gold income

Gold income decreased by $279 million from $5,497 million in 2013 to $5,218 million in 2014, representing a 5 percent decrease over the period. This decrease was mainly due to the decrease in the average gold price received. The average spot price of gold was $1,266 per ounce during 2014, $145 per ounce, or 10 percent, lower than the average spot price of gold of $1,411 per ounce in 2013, which resulted in a decrease in gold income of approximately $595 million. The decrease was partially offset by the increase in production volume of 330,000 ounces, which resulted in an increase in gold income of approximately $418 million, mainly as a result of the production at Tropicana and Kibali.

Gold income from the South African operations in 2014 decreased by $283 million to $1,527 million from $1,810 million in 2013, mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $189 million. Gold income further decreased as a result of a decrease in production of 79,000 attributable ounces, primarily as a result of the earthquake near the Vaal River operations on 5 August 2014 and safety related stoppages across the regional portfolio, which resulted in a decrease of gold income of approximately $100 million.

Gold income from the Continental Africa operations (including associates and equity accounted joint ventures) in 2014 decreased by $6 million to $2,105 million from $2,111 million in 2013, mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $212 million. This decrease was partially offset by the increase in production of 137,000 attributable ounces, which resulted in an increase of gold income of approximately $173 million. The increase in production is mainly due to Kibali’s full year of production in 2014, higher production at Siguiri in Guinea due to higher recovered grades and at Geita in Tanzania due to increased tonnage throughput.

Gold income from Australia increased from $441 million in 2013 to $785 million in 2014. The increase was mainly due to the increase in production of 277,000 ounces, of which 291,000 ounces were at Tropicana Gold Mine due to the operations’ full year of production in 2014, which resulted in an increase in gold income of approximately $351 million. This increase was partially offset by the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $50 million.

Gold income from the Americas operations decreased from $1,425 million in 2013 to $1,270 million in 2014 mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $145 million. Gold income further decreased as a result of a decrease in production of 5,000 attributable ounces, which resulted in a decrease in gold income of approximately $6 million.

Cost and expenses

Production costs

Production costs increased from $3,384 million in 2013 to $3,410 million in 2014, which represents a $26 million, or 1 percent increase. The increase was primarily due to an increase in rehabilitation costs, power costs and service related costs. The increase was partially offset by a decrease in retrenchment costs, labour costs, consumable stores and contractor costs.

Rehabilitation costs increased from $18 million in 2013 to $94 million in 2014, which represents a $76 million increase. The increase was due to changes in cash flows, inflation rates and lower discount rates.

Power costs increased from $641 million in 2013 to $659 million in 2014. The increase was primarily in Australia due to increased production.

Service related costs increased by $247 million to $243 million in 2014 from a credit of $4 million in 2013. This increase was mainly due to Capital Ore Reserve Development credits reducing by $104 million at the South African operations and ore stockpile adjustments of $124 million in Continetal Africa at Geita in Tanzania, Iduapriem in Ghana and Navachab in Namibia (sold June 2014).

Retrenchment costs included in the production costs decreased to $24 million in 2014 from $69 million in 2013. Retrenchment costs recorded for the year ended 31 December 2014 resulted from the rationalisation of operations in South African, Americas, Australia and Continental Africa regions.

Labour costs decreased from $1,231 million in 2013 to $1,105 million in 2014, which represents $126 million, or 10 percent, decrease. In particular, labour costs at Obuasi in Ghana decreased by $43 million following the move to limited operations and by $75 million at the South African operations due to rationalisation and restructuring.

Consumable stores decreased from $747 million in 2013 to $702 million in 2014, which represents a $45 million, or 6 percent decrease. The decrease was due to the sale of Navachab in Namibia, the scaling down of operations at Obuasi in Ghana, lower stores usage at Geita in Tanzania and cost saving initiatives.

Contractor costs for the group decreased from $632 million in 2013 to $531 million in 2014, which represents a $101 million, or 16 percent decrease. The decrease in contractor costs was primarily a result of the scaling down of operations at Obuasi in Ghana, completion of open pit mining at Sunrise Dam in Australia, new contractor rates at Iduapriem in Ghana and termination of contractor from May 2014 at Geita in Tanzania.

The weakening of local currencies against the US dollar and further attributed to a decrease in production costs.

Exploration and evaluation costs

Exploration and evaluation costs decreased from $255 million in 2013 to $144 million in 2014 mainly due to lower prefeasibility expenditure at La Colosa in Colombia as well as at Sunrise Dam in Australia, together with a decrease in exploration expenditure at Tropicana in Australia, the Colombian Region, Brazil, Mongbwalu in the Democratic Republic of the Congo, Solomon Islands, Siguiri and Geita in Tanzania. For a discussion of AngloGold Ashanti’s exploration activities in 2014, see “Item 4B.: Business overview – Exploration review”.

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense decreased by $13 million or 2 percent, to $786 million in 2014 from $799 million in 2013, largely due to the reduction in capital expenditure at Obuasi following the impending winding down of operations; lower amortisation at Cripple Creek and Victor and Geita following the impairment of assets in June 2013 and the reset of the amortisation lives; lower production at Sunrise Dam, partly offset by higher amortisation at Tropicana since production started in the fourth quarter of 2013. Amortisation of intangible assets is $12 million higher than 2013 due to the amortisation of software and licenses across South African and Americas operations.

Impairment and derecognition of assets

In 2014, AngloGold Ashanti recorded impairments and derecognition of goodwill, tangible and intangible assets amounting to $10 million, compared to net impairments amounting to $3,029 million in 2013. The $10 million related to the derecognition of assets not expected to generate cash flows at Obuasi ($3 million) and at South African operations ($1 million). As part of the stability agreement entered into in 2004, the Government of Ghana agreed to a corporate tax rate concession which was granted at a rate of 30 percent for the Ashanti business combination for 15 years from 2004. The 2014 business plan indicates that no tax payments are expected to be paid to the Government until 2019. As a result the tax rate concession of $6 million was fully impaired during 2014. See “Note 7 – Special items”, “Note 15 – Tangible assets” and “Note 16 – Intangible assets” to the consolidated financial statements for additional information.

Finance costs and unwinding of obligations

Finance costs (net of amounts capitalised) increased by $4 million to $251 million in 2014, compared to $247 million in 2013. The increase is mainly due to the $1.25 billion 8.500 percent notes issued in July 2013, Australian dollar syndicated revolving credit facility related to the Tropicana project which went into production during September 2013, and a net increase in the South Africa borrowings comprising finance costs on commercial papers and revolving credit facilities. The increases were offset by a decrease in the mandatory notes which were settled in September 2013, a decrease in the convertible bond settled in August 2013 and November 2013. Unwinding of obligations expense of $27 million was recorded in 2014 compared with $49 million in 2013 and relates mainly to the unwinding of the convertible bond settled in August 2013 and November 2013. See “Note 8 – Finance costs and unwinding of obligations” to the consolidated financial statements for additional information.

Share of associates and joint ventures’ loss

Share of associates and joint ventures’ loss decreased from $162 million in 2013 to $25 million in 2014, mainly as a result of the decrease in net impairments from $164 million in 2013 to $5 million in 2014.

During the year, Rand Refinery (Pty) Limited (“Rand Refinery”) identified a shortfall in the commodities that it warehouses for third parties and recognised the consequential expense in fulfilling its obligations to its depositors resulting in Rand Refinery financial results reporting a negative balance on shareholder’s equity. As a result AngloGold Ashanti recognised its equity portion of this reported loss of $51 million, reducing its equity investment to nil. In order to fund the fulfilment of Rand Refinery’s obligation to its depositors, the shareholders entered into a loan agreement. AngloGold Ashanti’s share was $44 million and this was assessed for recoverability given the negative shareholders balance in the reported results of Rand Refinery. An impairment loss of $21 million was recorded on the loan. External audit procedures performed subsequent to year end confirmed the gold gap at Rand Refinery has not increased. Therefore any additional loan funding requirements from shareholders is not envisaged at this stage. Refer “Note 18 – Investments in associates and joint ventures” to the consolidated financial statements.

Taxation

A taxation expense of $255 million was recorded in 2014, compared to a benefit of $333 million in 2013. Charges for current tax in 2014 amounted to $165 million, compared to $134 million in 2013. The increase in the current tax charge in 2014 was mainly due to the higher profit to revenue ratio in South Africa as a result of lower capital spend in 2014. Charges for deferred tax in 2014 amounted to a net deferred tax expense of $90 million compared to a net deferred tax benefit of $467 million in 2013. The increase in the deferred tax charge in 2014 is mainly due to the write off of deferred tax assets in North America and utilisation of tax losses in Australia as well as tax credits from impairment of assets in 2013 not repeated in 2014. Refer “Note 12 – Taxation” of the consolidated financial statements for additional information.

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

Gold income from the South African operations in 2013 decreased by $203 million to $1,810 million from $2,013 million in 2012, mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $312 million. This decrease was partially offset by the increase in production (1,302,000 ounces in 2013 compared to 1,212,000 ounces in 2012), which resulted in an increase of gold income of approximately $126 million. The increase in production was primarily due to production from MWS (acquired effective 20 July 2012) and the non-occurrence of the strike in South Africa.

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

Exploration and evaluation costs

Exploration and evaluation costs decreased from $395 million in 2012 to $255 million in 2013 mainly due to lower prefeasibility expenditure at La Colosa in Colombia as well as at Sunrise Dam in Australia, together with a decrease in exploration expenditure at Tropicana in Australia, Mongbwalu in the Democratic Republic of the Congo, Solomon Islands and Geita in Tanzania. For a discussion of AngloGold Ashanti’s exploration activities in 2013, see “Item 4B.: Business overview – Exploration review”.

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

Operating activities

2014

Cash flows from operating activities were $1,220 million in 2014, lower than the 2013 amount of $1,246 million. The decrease in cash flows provided by operations was mainly as a result of lower revenues from a lower gold price which more than offset the increase of 8 percent in production.

Net cash outflow from operating working capital items amounted to $43 million in 2014, compared with an outflow of $250 million in 2013.

2013

Cash flows from operating activities were $1,246 million in 2013, lower than the 2012 amount of $1,969 million. The decrease in cash flows provided by operations was mainly as a result of higher costs and lower revenues.

Net cash outflow from operating working capital items amounted to $250 million in 2013, compared with an outflow of $218 million in 2012.

Investing activities

2014

Investing activities in 2014 resulted in a net cash outflow of $943 million, a decrease of $1,097 million from an outflow of $2,040 million in 2013. Capital expenditure decreased to $1,013 million in 2014 compared to $1,501 million in 2013. Capital expenditure decreased at Tropicana by $189 million with the project being completed during 2013, South Africa region by $168 million due to timing of actual project spend and at Mponeng, a scheduled slippage occurred in the secondary support installation and consequent movement of construction activities and at Moab Khotsong, the Zaaiplaats Phase 2 project was halted and the development contract was terminated. Capital expenditure also decreased by $111 million at Obuasi due to the revised strategy where the decline is completed and the mine transitioned to limited operations.Funding provided to associates and joint ventures decreased to $65 million in 2014 from $472 million in 2013 largely due to the completion of the work to establish operations at the Kibali joint venture operation.

2013

Investing activities in 2013 resulted in a net cash outflow of $2,040 million, a decrease of $735 million from an outflow of $2,775 million in 2012. Capital expenditure decreased to $1,501 million in 2013 compared to $1,925 million in 2012.

Financing activities

2014

Cash flows from financing activities in the year ended 31 December 2014 amounted to an outflow of $421 million, which is a decrease of $981 million from an inflow of $560 million in the year ended 31 December 2013. Cash inflows from proceeds from borrowings in 2014 amounted to $611 million and included $157 million proceeds on the local borrowings facility and commercial paper in South Africa, $100 million draw down on the $1.0 billion syndicated loan facility, $315 million draw down on the A$500 million syndicated loan for general corporate purposes, $10 million proceeds from short-term borrowings in Argentina and $9 million normal proceeds from various short term borrowings.

Cash outflows from repayment of borrowings of $761 million during the year ended 31 December 2014 included the repayment of $547 million on the A$600 million syndicated loan, $171 million on the local borrowings facility, commercial paper and finance leases in South Africa, $25 million on short-term borrowings in Argentina and normal loan payments of $18 million.

Dividends paid to non-controlling interests decreased from $62 million in 2013 to $17 million in 2014. Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance.

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

Liquidity

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash flows from operating activities are therefore the function of gold produced sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the company’s operations and the cash flows generated by these operations.

There are no significant restrictions on the ability of the group to obtain funds from its subsidiaries by dividend or loan. As at 31 December 2014 the group had $8 million in bank accounts in Argentina subject to regulatory approvals before such funds could be transmitted in the form of dividends or loan repayments. During 2014 the group obtained various approvals to remit funds but has not received any approvals since October 2014.

As at 31 December 2014, the group had $8 million in bank accounts in Argentina that was subject to regulatory approval before such funds could be transmitted in the form of dividends or loan repayments. During 2014 the group obtained various approvals to remit funds but have not received any approvals since October 2014.

AngloGold Ashanti’s cash and cash equivalents decreased to $468 million at 31 December 2014 compared with $628 million, net of a bank overdraft of $20 million, at 31 December 2013. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At 31 December 2014, 76 percent of the company’s cash and cash equivalents was held in US dollars, 13 percent was held in South African rands and 11 percent was held in other currencies.

During July 2014, AngloGold Ashanti Australia Limited settled an existing A$600 million four-year revolving credit facility and entered into a new A$500 million five year revolving credit facility with a syndication of banks. Interest is currently charged at BBSP plus 2 percent per annum. Each of AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc has guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and redrawn under the facility during its four year term. A commitment fee of 1 percent of the applicable margin is payable quarterly in arrears on the undrawn portion of the facility. An amount of $255 million was drawn down as at 31 December 2014. This facility will be used to fund general working capital requirements.

During July 2014, AngloGold Ashanti Holdings plc entered into a $1.0 billion five-year revolving credit facility with a syndicate of lenders which replaced its existing $1.0 billion revolving credit facility entered into in July 2012. Amounts repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus an initial margin of 1.5 percent per annum. The margin will subsequently be calculated by reference to the long term debt rating os the Parent. If the current status of BB+/Baa3 improves the interest margin will reduce and if the current rating worsens then the interest margin will increase. During December 2014 the Company drew down $100 million. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc. and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers under the facility. A commitment fee of 0.525 percent is payable quarterly in arrears on the undrawn portion of the facility.

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

During December 2013, R750 million ($65 million) aggregate principal amount, unsecured notes were issued, due 2016 at JIBAR plus 1.75 percent. The objective of the ZAR RCF in conjunction with the issue of R750 million ($65 million) bonds was to provide a more permanent and reliable source of funds for AngloGold Ashanti’s South African operations and mitigate refinancing risk.

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2015 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity linked instruments.

Current borrowings

AngloGold Ashanti’s current borrowings decreased to $223 million at 31 December 2014 from $258 million at 31 December 2013. Included in the current borrowings at 31 December 2014, were:

•	$15 million payable under the Senior Floating Rate Notes (DMTNP) (interest charged at 6.963 percent per annum);
•	$16 million in interest payable under the $750 million 10-year bond (interest charged at 5.125 percent per annum; the bonds mature in August 2022 and are US dollar-based);
•

$12 million in interest payable under the $700 million 10-year and $300 million 30-year rated bonds issued April 2010 (interest charged at 5.375 percent and 6.50 percent, respectively, per annum; the bonds mature in April 2020 and April 2040, respectively, and are US dollar-based); and

•	$49 million under the $1.25 billion bonds issued on 30 July 2013 (interest charged at 8.50 percent per annum; the bonds mature on 30 July 2020 are US dollar-based).

Non-current borrowings

AngloGold Ashanti’s non-current borrowings decreased to $3,498 million at 31 December 2014 compared to $3,633 million at 31 December 2013. As at 31 December 2014, the company’s non-current borrowings included:

Unsecured loans:

•

$986 million outstanding under the $700 million 10-year and $300 million 30-year rated bonds issued April 2010 (interest charged at 5.375 percent and 6.50 percent, respectively, per annum; the bonds mature in April 2020 and April 2040, respectively, and are US dollar-based);

•	$740 million outstanding under the rated bonds issued July 2012 (interest charged at 5.125 percent per annum; the bonds mature in August 2022 and are US dollar-based);
•	$1,325 million outstanding under the $1.25 billion bonds issued on 30 July 2013 (interest charged at 8.50 percent per annum; the bonds mature on 30 July 2020 and are US dollar-based);
•	$65 million outstanding under the R750 million bonds issued on 9 December 2013 (interest charged at JIBAR plus 1.75 percent per annum; the bonds mature on 9 December 2016 and are ZAR-based);
•

$255 million outstanding under the A$500 million syndicated revolving credit facility (interest charged at BBSY plus 2.6 percent per annum; the loan matures in July 2019 and is Australian dollar-based); and

•	$92 million outstanding under the $1 billion syndicated loan facility (interest charged at LIBOR plus 1.5 percent per annum; the facility matures on 17 July 2019 and is US dollar-based).

Secured capital leases:

•

$21 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in March 2022, are rand-based and the buildings financed are used as security for these loans);

•

$14 million is repayable to California First National Bank (Interest charged at an average rate of 2.4 percent per annum. Loans are repayable in monthly installments terminating in December 2019 and are US dollar-based. The equipment financed is used as security for these loans); and

•

$1 million is repayable to Caterpillar Financial Services Corporation (Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans).

As at 31 December 2014, AngloGold Ashanti’s total non-current borrowings including the short-term portion maturing within 2014, was made up as follows:

$ (million)
Unsecured borrowings	3,682
Secured finance leases	39
Total borrowings	3,721
Less: Short-term maturities	223
Total non-current borrowings	3,498

Amounts falling due are scheduled as follows:

$ (million)
Within one year	223
Between one and two years	281
Between two and five years	154
After five years	3,063
Total	3,721

At 31 December 2014, the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollars	3,187
Australian dollars	255
South African rand	277
Brazilian real	2
Total	3,721

At 31 December 2014, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
Syndicated revolving credit facility ($1.0 billion) – US dollar (entered into in July 2014)	900
Syndicated revolving credit facility (A$500 million) – Australian dollar (entered into in July 2014)	153
Syndicated revolving credit facility (R1.5 billion) – SA rand	87
FirstRand Bank Limited – SA rand	4
Total undrawn facilities	1,144

AngloGold Ashanti had no other committed lines of credit as of 31 December 2014.

As of 31 December 2014, the company was in compliance with all debt covenants and provisions related to potential defaults.

See “Item 18 – Note 38 – Capital Management” and “Item 10C – Material Contracts”.

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

As at 31 December 2014, capital commitments(1) can be summarised over the periods shown below as follows:

	Expiration per period
Commitment (in millions)	Total Amount $	Less than 1 year $	1 – 3 Years $	4 – 5 Years $	Over 5 years $
Capital expenditure
(contracted and not yet contracted) (1)	946	611	335	-	-
Guarantees	9	9	-	-	-
Other commercial commitments (2)	508	295	166	41	6
Total	1,463	915	501	41	6

(1) Including commitments through contractual arrangements with equity accounted joint ventures of $49 million.

(2) Excludes commitments through contractual arrangements with equity accounted joint ventures.

Recent developments

Subsequent events disclosed in Item 18 “Note 39 – Subsequent events” include the following details:

The company has initiated a plan to identify a joint venture partner or a purchaser in respect of its interests in the Cripple Creek & Victor mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.

The company currently intends to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. The mines are both situated in western Mali and are included in the Continental Africa reporting segment. The Sadiola and Yatela mines produced 85,000 and 11,000 attributable ounces of gold, respectively, in 2014.

Management was approached by a potential buyer for both mines who meets management’s qualifying criteria and has asked for a binding bid. There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed.

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

Ore Reserve and life-of-mines

AngloGold Ashanti estimates on an annual basis its Ore Reserve at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the company’s control. Estimates of Ore Reserve are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralisation uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect the Ore Reserve. The company uses its estimates of Ore Reserve to determine the unit basis for mine depreciation and closure rates, and to evaluate mine asset impairments. Changes in estimates of Ore Reserve could significantly affect these items. At least annually, the company reviews mining schedules, production levels and asset lives in the company’s life-of-mine planning for all of the company’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the company reviews its accounting estimates and adjusts depreciation, amortisation, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the company’s results of operations and financial condition.

Contingencies

Accounting for contingencies requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgements to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur, and typically, those events will occur a number of years into the future. The company assesses such contingent liabilities, which inherently involves the exercise of significant management judgement and estimates of the outcome of future events.

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

Discounted closure liabilities (excluding joint ventures) increased from $728 million in 2013 to $851 million in 2014. This change relates to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. The increase is partially offset by the impact of weaker local currencies.

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

As at 31 December 2014 and 2013, $104 million and $111 million, respectively, of heap-leach inventory was classified as current as the company expects the related gold to be recovered within twelve months. The current portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap-leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the current portion of materials on the leach pad as at 31 December 2014. As at 31 December 2014, $521 million was classified as non-current compared with $479 million as at 31 December 2013.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $21 million, $4 million and $9 million during 2014, 2013 and 2012, respectively.

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

See note 28 to the consolidated financial statements “Environmental rehabilitation and other provisions”.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at 31 December 2014 AngloGold Ashanti had the following known contractual obligations:

	Total $	Less than 1 year $	1 – 3 Years $	3 – 5 Years $	More than 5 years $
Long-term debt obligations including interest(1)	5,339	374	748	536	3,681
Capital lease obligations	73	8	14	15	36
Operating lease obligations	14	8	2	4	-
Purchase obligations
- Contracted capital expenditure(2)	178	150	28	-	-
- Other purchase obligations(3)	508	295	166	41	6
Environmental rehabilitation costs(4)	3,616	85	76	204	3,251
Pensions and other post-retirement medical obligations(5)	148	11	23	24	90
Total	9,876	931	1,057	824	7,064

(1)	Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer Note 27 of the consolidated financial statements).
(2)	Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.
(3)

Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated exclude purchase obligations of equity accounted joint ventures.

(4)

Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4B.: Business overview - Mine site rehabilitation and closure” and “Item 4B.: Business overview - Environmental, health and safety matters”. Amounts stated include a total estimated liability of $55 million in respect of equity accounted joint ventures.

(5)	Represents payments for unfunded plans or plans with insufficient funding.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

As at 23 March 2015, AngloGold Ashanti has a unitary board comprising 11 directors – nine independent non-executive directors; and two executive directors. Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed (1)
Srinivasan Venkatakrishnan	49	Executive director and chief executive officer	2005
Christine Ramon	47	Executive director and chief financial officer	2014
Sipho Pityana(2)	55	Independent non-executive director and chairman	2007
Rhidwaan Gasant	55	Independent non-executive director	2010
Dave Hodgson	67	Independent non-executive director	2014
Nozipho January-Bardill	64	Independent non-executive director	2011
Michael J. Kirkwood	67	Independent non-executive director	2012
Lumkile W (Wiseman) Nkuhlu	70	Independent non-executive director	2006/2009
Rodney J. Ruston	64	Independent non-executive director	2012
Appointed 1 January 2015
Albert Garner(3)	59	Independent non-executive director	2015
Maria Richter(3)	60	Independent non-executive director	2015

(1)

Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the directors (rounded down to the next whole number), must retire according to seniority or by lot but may be re-elected.

(2)	Appointed as Chairman with effect from 17 February 2014.
(3)	To be elected at the Annual General Meeting on 6 May 2015.

NON-EXECUTIVE CHAIRMAN:

Sipho Pityana (55)

BA (Hons), MSc, Dtech (Honoris)

Initially appointed a non-executive director on 13 February 2007. Appointed Chairman on 17 February 2014.

Chairman:	• Nominations Committee
Member:	• Remuneration and Human Resources Committee
• Social, Ethics and Sustainability Committee

Sipho Mila Pityana is the Chairman of the Board of Directors, having assumed this role in February 2014. Sipho has extensive business experience having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own company, Izingwe Capital Proprietary Limited, which he chairs. He is chairman of the JSE-listed Onelogix and of Munich Reinsurance of Africa and a director of a number of manufacturing companies including Aberdare Cables. He also served on the boards of Bytes Technology Group, Afrox, SPESCOM the Old Mutual Leadership Group and Scaw Metals. He previously worked as an executive director of Nedcor Investment Bank and managing director of Nedbank.

In addition to his private sector track record, Sipho has extensive public sector experience and international exposure. He was the first Director General of Department of Labour in a democratic South Africa. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organization. He was one of the founding members of the governing body of the Commission for Conciliation, Mediation and Arbitration (CCMA) and Convenor of the South African government delegation to the National Economic Development and Labour Council (Nedlac). He is a member of the Advisory Council of the Council for the Advancement of the South African Constitution (CASAC).

DEPUTY CHAIRMAN AND LEAD INDEPENDENT DIRECTOR

Wiseman Nkuhlu (70)

BCom, CA (SA), MBA

Appointed to the board on 4 August 2006, resigned on 30 April 2009 and re-appointed on 1 June 2009.

Member:	• Audit and Risk Committee
• Investment Committee
• Nominations Committee
• Remuneration and Human Resources Committee

Wiseman Nkuhlu was first appointed to the board on 4 August 2006 and resigned on 30 April 2009. He was re-appointed to the board on 1 June 2009, appointed Lead Independent Director from February 2014 and Deputy Chairman from March 2014.

Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa’s Development (Nepad) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies or subsidiaries, including Standard Bank, South African Breweries, Old Mutual, Tongaat, Hulett, BMW and JCI. Prof Nkuhlu was president of the South African Institute of Chartered Accountants from 1998 to 2000 and principal and vice chancellor of the University of Transkei from 1987 to 1991. He is currently a member of the Board of the Ethics Institute of South Africa, Datatec Limited, the Nepad Business Foundation and the Chartered Director Governing body of the Institute of Directors in South Africa. He was elected president of the Geneva-based International Organisation of Employees (IOE) in May 2008 and served for two years. Lastly, he is a trustee of the International Financial Reporting Standards Foundation which provides oversight of the accounting standard setting operations of the International Accounting Standards Board (IASB).

EXECUTIVE DIRECTORS:

Srinivasan Venkatakrishnan (Venkat) (49)

BCom, ACA (ICAI)

Chief Executive Officer

First appointed to the board on 1 August 2005 and as CEO on 8 May 2013.

Member:	• Social, Ethics and Sustainability Committee

Venkat was appointed CEO on 8 May 2013, after holding the position of joint acting CEO from April of that year. He was previously Chief Financial Officer (CFO) at Ashanti Goldfields until its merger with AngloGold in May 2004, creating what is now AngloGold Ashanti. Venkat became CFO of the combined entity shortly after the merger and joined the board on 1 August 2005. He is chairman of the Executive Committee and also a member of the Social, Ethics and Sustainability Committee.

In his role as CFO, he oversaw funding for all of AngloGold Ashanti’s operating activities, giving him a detailed knowledge of all of our mines and operating jurisdictions. He is a member of the Financial Reporting Investigation Panel, an advisory panel of the JSE. He was the executive responsible for eliminating a 12Moz hedge book, generating significant value for the company, and was the key executive behind rebuilding the balance sheet through a series of successful debt financings that introduced long-term tenor and more favourable funding terms to the company’s credit profile. During Venkat’s first year as CEO of AngloGold Ashanti, two new mines were commissioned on time and ahead of budget, the company achieved its best ever safety performance and a significant restructuring was undertaken of operating and overhead costs in order to focus the business on delivery of sustainable free cash flow and returns. Venkat was also previously a director of corporate reorganisation services at Deloitte & Touche in London.

Christine Ramon (47)

BCompt (Hons), CA (SA), Senior Executive Programme

Chief Financial Officer

Appointed to the board as CFO on 1 October 2014.

Member:	• Investment Committee

Christine joined AngloGold Ashanti as CFO and executive director with effect from 1 October 2014, in compliance with the JSE Listings Requirements. Christine has held senior financial management and executive positions in various companies, in particular as CFO and executive director of Sasol Limited from 2006 to 2013. Prior to this, she was CEO of Johnnic Holdings Limited, having previously served as its financial director. Currently, she is a non-executive director on the boards of MTN Group Limited and Lafarge (France). She previously served on the boards of Transnet SOC Limited and Johnnic Communications Limited.

Christine is a member of the South African Institute of Chartered Accountants and the Association for the Advancement of Black Accountants of South Africa. She served previously as a member of the Standing Advisory Committee to the International Accounting Standards Board and currently serves as Deputy Chair of the Financial Reporting Standards Council of South Africa.

Christine’s current portfolio includes finance and treasury, insurance services, internal audit, taxation and information technology.

NON-EXECUTIVE DIRECTORS:

Albert Garner (59)

BSE, Aerospace and Mechanical Sciences

Appointed to the board on 1 January 2015

Member:	• Audit and Risk Committee
• Investment Committee

Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co., LLC for 35 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Albert became a general partner in 1989 and is now Vice Chair – US Investment Banking. Over the past 10 years he has advised and acted as lead advisor to more than 50 companies and their boards of directors on transformative transactions.

Rhidwaan Gasant (55)

CA (SA)

Appointed to the board on 12 August 2010

Chairman:	• Audit and Risk Committee
Member:	• Investment Committee

Rhidwaan Gasant is the former Chief Executive Officer of Energy Africa Limited, and sits on the boards of international companies and chairs the Audit and Risk Committees of international companies in the MTN Group. He is currently Chief Executive Officer of Rapid African Energy Holdings, a start-up oil and gas exploration company, focused on Africa.

Dave Hodgson (67)

MSc (Civil Engineering), MSc (Mining) (Hons), BComm, Advanced Management Programme

Appointed to the board on 25 April 2014

Member:	• Investment Committee
• Social, Ethics and Sustainability Committee

Dave Hodgson formerly held a series of senior and executive positions over three decades with the Anglo American and De Beers group of companies, and also held the post of Chief Operating Officer of AngloGold Ashanti from November 2001 through to his retirement in April 2005. In addition, he has held non-executive directorships at Moto Gold Mines Limited, Uranium One Inc, Goliath Gold Mining Limited, Auryx Gold Corporation and Montero Mining and Exploration Limited, and Acacia Mining.

Nozipho January-Bardill (64)

BA, MA Applied Linguistics, Dipl Human Resources Development

Appointed to the board on 1 October 2011

Chairman:	• Social, Ethics and Sustainability Committee
Member:	• Remuneration and Human Resources Committee

Nozipho January-Bardill was an Executive Director, Corporate Affairs and spokesperson of the MTN Group where she also served on the boards of a number of operations in the MTN footprint. She is a former South African Ambassador to Switzerland, Lichtenstein and the Holy See, and former Deputy Director General, Human Capital Management and Head of the Foreign Service Institute in the then Department of Foreign Affairs (now DIRCO). She is currently the founder and executive director of Bardill & Associates, a consulting company focusing on strategic communications, high-level government relations, stakeholder management and gender equality in the workplace. She serves on the board of Credit Suisse Securities, Johannesburg and is also a member of the United Nations Expert Committee on the Elimination of Racial Discrimination and was recently appointed Interim Chief of Staff of UN Women in New York.

Michael Kirkwood (67)

AB, Economics & Industrial Engineering

Appointed to the board on 1 June 2012

Chairman:	• Remuneration and Human Resources Committee
Member:	• Audit and Risk Committee
• Nominations Committee

Michael Kirkwood is a highly experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30-year career with the bank. He is currently chairman of Circle Holdings PLC and a senior advisor (former chairman) of Ondra Partners LLP. He formerly served on the boards of Kidde plc, UK Financial Investments Ltd, Eros International plc and as deputy chairman on PwC’s Advisory Board. He also previously served as chairman of British American Business Inc., as president and a fellow of The Chartered Institute of Bankers and as deputy chairman of the British Bankers Association.

Maria Richter (60)

BA, Juris Doctor

Appointed to the board on 1 January 2015

Member:	• Audit and Risk Committee
• Remuneration and Human Resources Committee

Maria Richter is an experienced FTSE 100 non-executive director who has served on a diverse range of UK and International boards. She previously served on the board of National Grid plc in the UK from 2003 to July 2014 where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a US wealth management company, and is a member of the audit and compensation committees of Rexel and the remuneration committee of Bessemer Trust. She also serves on the board of Pro Mujer International, a women’s microfinance network and is chairman of the board of trustees of Pro Mujer UK. Maria’s professional career spanned 1980 to 2002 during which time she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc and Morgan Stanley & Co.

Rodney Ruston (64)

MBA Business, BE (Mining)

Appointed to the board on 1 January 2012

Chairman:	• Investment Committee
Member:	• Audit and Risk Committee

Rodney Ruston holds a degree in mining engineer and an MBA and has over 35 years of business experience during which he has led private and publically listed companies in the resources, oil and gas and construction industries. His international experience as the chief executive of a heavy construction supply contractor coupled with chief executive roles with operating resource companies provides the board with a broad based director, who can provide insight and advice on the full range of domestic and international activities in the AngloGold Ashanti business. Rodney is currently the chief executive of County Coal Limited, a start-up Australian listed company, which he joined in July 2012. He was previously chief executive officer and President of North American Energy Partners Inc., a large Canadian mining and construction contracting company, which he took public with a listing on the NYSE and the TSX. Prior to that he was managing director of Ticor Ltd, an Australian-based titanium producer with operations in Australia and South Africa.

Board movements during 2014 and subsequent to year end

The following changes to the board of directors took place during the period from 1 January 2014 to 31 December 2014 and subsequent to year-end:

Executive Directors

Richard Duffy resigned as an Executive Director and Chief Financial Officer on 30 September 2014 and Christine Ramon was appointed Executive Director and Chief Financial Officer on 1 October 2014.

Non-Executive Directors

•

On 17 February 2014, Tito Mboweni stepped down as Chairman of the Board and resigned as Non-Executive Director. Sipho Pityana was elected as Chairman by the Board. Professor Wiseman Nkuhlu assumed the new role of Lead Independent Director of the board. During March 2014, Prof. Wiseman Nkuhlu was appointed Deputy Chairman.

•	David Hodgson was appointed as Independent Non-Executive Director with effect from 25 April 2014.
•	Albert Garner and Maria Richter were appointed Independent Non-Executive Directors with effect from 1 January 2015.

The following directors retired at the Annual General Meeting on 14 May 2014 and being eligible for re-election were re-elected by the shareholders: Rhidwaan Gasant, Sipho Pityana and Tito Mboweni. Tito Mboweni did not make himself available for re-election.

In terms of the company’s Memorandum of Incorporation, the following directors will retire at the Annual General Meeting to be held on 6 May 2015: Prof Wiseman Nkuhlu, Nazipho January-Bardill and Rodney Ruston, and are eligible for re-election.

EXECUTIVE COMMITTEE

AngloGold Ashanti’s executive management team (Executive Committee) comprises nine members of whom two are executive directors. This committee oversees the day-to-day management of the group’s activities and is supported by country and regional management teams as well as by group corporate functions.

In addition to Srinivasan Venkatakrishnan and Christine Ramon, the following people are members of the Executive Committee:

Mike O’Hare (55)

BSc (Min. Eng.)

Chief Operating Officer – South Africa

As the Chief Operations Officer – South Africa, Mike’s portfolio includes three operating areas (West Wits, Vaal River and Surface Operations). He also leads the company’s innovative technology project in South Africa. He has 38 years’ experience in mining, having joined Anglo American in 1977, and has knowledge and skills of deep underground mining that are highly regarded globally.

Italia Boninelli (58)

MA (Psychology), Post Graduate Diploma in Labour Relations

Executive Vice President – People and Organisational Development

Holding the portfolio of Human Resources, Italia is responsible for the global people strategy at AngloGold Ashanti where it is well recognised that ‘people are the business, and our business is people’. With more than 25 years’ experience in human resources across a variety of industries, including mining, manufacturing, healthcare and banking, Italia brings a wealth of knowledge, particularly in the labour field, which is crucial to domestic and international operations. She joined the group in 2010 and is responsible for building a highly engaged and productive workforce.

Charles Carter (52)

BA (Hons), DPhil, EDP

Executive Vice President – Strategy and Business Development

Charles is responsible for group strategy, business development, corporate finance, investor relations and communications portfolios. He has worked in the mining industry in South Africa and the Americas for more than 24 years and has had responsibility for a range of additional portfolios that include human resources, risk management, business planning and executive responsibility for the company’s business in Colombia.

Graham Ehm (58)

BSc Hons, MAusIMM, MAICD

Executive Vice President – Planning and Technical

Graham, who has multi-commodity experience, has held senior leadership positions in AngloGold Ashanti in Tanzania and Australia. His current portfolio entails safety, business process framework (BPF), risk, asset optimisation, capital investment optimisation and monitoring of projects, studies and exploration. The Planning and Technical portfolio is his accountability.

Ron Largent (54)

BSc (Min. Eng.), MBA

Chief Operating Officer – International

Ron has more than 30 years’ experience in international mining operations and project management. He joined the organisation in 1994 as Manager, Gold Operations for Cripple Creek & Victor, and was promoted to Executive Vice President – Americas in 2007. He was subsequently promoted to Chief Operations Officer – International in 2013, and his portfolio was extended to include Continental Africa. Effective January 2014, Australia was also included in his remit. He is currently accountable for overall strategic and operational responsibilities for production at the company’s mining operations across four continents and nine countries. In addition, he leads a team mandated to remove $500m from the group’s operating cost base within an 18-month period ended December 2014.

David Noko (57)

MBA, Post Graduate Diploma in Company Direction; Higher National Diploma – Engineering

Executive Vice President: Sustainability

David leads the sustainability portfolio which comprises the disciplines of health, the environment, social and community affairs, corporate social investment, human rights, global security, stakeholder engagement and government relations. In this role he sets the company sustainability direction and strategy and positions the company externally as a leader within the global sustainability landscape. He has extensive experience both within the mining industry and beyond, having been in leadership roles at South African Breweries, Pepsi Cola, Air Chefs and De Beers Consolidated Mines Limited prior to joining AngloGold Ashanti in 2012.

Maria Sanz Perez (49)

BCom LLB, H Dip Tax, Admitted Attorney

Executive Vice President: Legal, Commercial and Governance and Company Secretary

Maria partners with the company’s business leaders to ensure AngloGold Ashanti complies with legal requirements across the group. Other responsibilities are compliance, company secretarial functions, integrated reporting and corporate cost reduction. She is also accountable for the legal and commerciall aspects of global procurement. Maria has been with the group since 2011 and has worked in similar positions for leading South African companies in her career including Investec, Sappi and Afrox.

Executive Committee movements subsequent to year end

Chris Sheppard, a thirty-year veteran of South Africa’s ultra-deep underground mining sector, has been appointed as incoming Chief Operating Officer: South Africa. He will replace the incumbent Mike O’Hare who plans to take early retirement during the course of 2015. Chris’ appointment as Chief Operating Officer: South Africa will be effective 1 June 2015 at which point he will also join the Company’s executive committee. Mike will support Chris during the course of the year to facilitate an orderly handover.

COMPETENT PERSONS

As part of its suite of annual reports, AngloGold Ashanti produces a Mineral Resource and Ore Reserve Statement and all the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserve is based on information compiled by the Competent Persons.

During the past decade, the company has developed and implemented a system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. A documented chain of responsibility exists from the Competent Persons at the operations to the Company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the AngloGold Ashanti Mineral Resource and Ore Reserve Steering Committee, Mr VA Chamberlain, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

VA Chamberlain (52)

MSc (Mining Engineering), BSc (Hons) (Geology), FAusIMM

Vaughan holds a Bachelor of Science (Honours) degree in Geology from the University of Natal and a Master’s degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of Senior Vice President: Strategic Technical Group and is Chairman of the AngloGold Ashanti Mineral Resource and Ore Reserve Steering Committee.

6B.	COMPENSATION

REMUNERATION AND HUMAN RESOURCES COMMITTEE

Remuneration and Human Resources Committee (Remco)

The Remco comprises of non-executive directors and the purpose of the committee is to discharge the responsibilities of the board relating to all compensation, including all salary and equity compensation of the company’s executives. The committee establishes and administers the company’s executive remuneration with the broad objective of aligning executive remuneration with company performance and shareholder interests, setting remuneration standards aimed at attracting, motivating and retaining a competent executive team, linking individual pay with operational and company performance in relation to strategic objectives; and evaluating compensation of executives including approval of salary, equity and incentive based awards. With respect to its mandate on human resources the committee has oversight to all strategic aspects of people development and human resource issues. The committee also considers and makes recommendations to shareholders on non-executive director’s fees.

The performance of the executive team, including the executive directors, is considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key performance objectives. Bonuses paid to the executives are a reflection of performance of each of the executives and the company as a whole.

The members of the committee during 2014 are reflected below:

Members

MJ Kirkwood (Chairman)

Prof LW Nkuhlu

SM Pityana

NP January-Bardill

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

Benchmarking

Our executives and non-executives are benchmarked against a global group of competitors. AngloGold Ashanti’s size and complexity as well as each individual executive’s role and personal performance are reviewed against the benchmark group from a base pay, benefits, guaranteed pay and variable pay perspective. The 2014 bespoke benchmark survey was completed by Mercer Consulting (South Africa) (Pty) Limited

Our salary benchmarks are targeted at the market median of a global market; where there is a shortage of specialist and/or key technical skills higher than the benchmark median is paid.

Each executive’s role is individually sized to ensure the best match possible. The comparison is done on the same or similar roles irrespective of place of work (including a review of purchasing power parity between countries). Each component of remuneration (base salary, short-term incentives, long-term incentives Co-investment executive share plan and employee benefits and allowances) is analysed and compared with the benchmarks and the overall package is reviewed accordingly.

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees receive retirement benefits under defined contribution plans. Legacy defined benefit plans remain in place for some executives. Contributions vary from those prescribed by the USA 401(k) defined contribution fund, to the legacy defined benefit plan.

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION

2014

All figures in $000(1)
S Venkatakrishnan(5)	Full year		1,108	-	274	106	1,488	-	1,488
RN Duffy(6)		30 September 2014	649	234	133	14	1,030	-	1,030
KC Ramon(7)	1 October 2014		162	119	20	1	302	-	302
Total executive directors			1,919	353	427	121	2,820	-	2,820
Prescribed officers
I Boninelli	Full year		528	265	56	9	858	-	858
CE Carter(8)	Full year		636	281	68	96	1,081	80	1,161
GJ Ehm(15)	Full year		742	669	27	1,013	2,452	93	2,544
RW Largent(9)	Full year		1,155	611	19	498	2,283	89	2,372
DC Noko	Full year		516	477	55	68	1,116	-	1,116
MP O’ Hare	Full year		680	321	139	11	1,151	-	1,151
ME Sanz Perez	Full year		526	369	56	15	966	-	966
YZ Simelane(10)	Full year	31 July 2014	206	-	46	1,072	1,324	386	1,710
Total Prescribed Officers			4,989	2,993	466	2,782	11,230	648	11,878
Total executive director and management remuneration 2014			6,908	3,346	893	2,903	14,050	648	14,698

2013

All figures in $000(1)
M Cutifani	Full year	31 March 2013	378	-	69	199	646	2,005	2,651
RN Duffy	Full year		685	276	139	16	1,116	-	1,116
AM O’Neil(11)	20 February 2013	2 August 2013	1,066	-	15	537	1,618	1,914	3,532
S Venkatakrishnan	Full year		1,365	-	281	220	1,866	-	1,866
Total executive directors			3,494	276	504	972	5,246	3,919	9,165
Prescribed officers
I Boninelli	Full year		540	384	57	6	987	-	987
CE Carter	Full year		671	232	71	51	1,025	317	1,342
GJ Ehm	Full year		764	461	24	8	1,257	-	1,257
RW Largent	Full year		1,043	453	173	275	1,944	307	2,251
M MacFarlane(12) (13)		30 June 2013	238	-	30	350	618	-	618
DC Noko	Full year		498	187	53	1	739	-	739
MP O’Hare(14)	Full year		696	283	141	12	1,132	54	1,186
ME Sanz Perez	Full year		505	371	54	6	936	-	936
YZ Simelane	Full year		402	94	82	22	600	-	600
Total Prescribed Officers			5,357	2,465	685	731	9,238	678	9,916
Total executive director and management remuneration 2013			8,851	2,741	1,189	1,703	14,484	4,597	19,081

(1)

Where directors’ compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollar using the following year-to-date average rate of exchange for 2014 of R10.8295:$1 (2013: R9.6231:$)

(2)	Salaries are disclosed only for the period from or to which office is held.
(3)	The performance related payments are calculated on the year’s financial results.
(4)	Includes health care, separation payments, cash in lieu of dividends and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(5)	S Venkatakrishnan’s BSP cash bonus will be delivered in restricted shares that will be deferred to retirement or employment termination or any corporate activity resulting in a change of control.
(6)	RN Duffy resigned as an executive director 30 September 2014 however pay disclosure is for full year.
(7)	KC Ramon commenced 1 October 2014 and as such her pay reflects 3 months of the year.
(8)	Other benefits of CE Carter include pay in lieu of leave on transfer.
(9)	Other benefits of RW Largent include sale of BSP shares.
(10)	Other benefits of YZ Simelane include separation payments of a severance package and pay in lieu of leave.
(11)	Other benefits of AM O’ Neill include early retirement payments of a pro-rata retention bonus payment and pay in lieu of leave on separation.
(12)	M MacFarlane commuted between Canada and South Africa and the company carried the cost of flights and hotel accommodation in South Africa; these are excluded for reporting purposes.
(13)	Other benefits of M MacFarlane include separation payments of a severance package and pay in lieu of leave.
(14)

In 2013, MP O’ Hare had a once off pension payment in recognition of previous service paid into the AngloGold Ashanti Pension Fund to the value of R7.4m. This has not been included for reporting purposes.

(15)	G Ehm – other benefits is inclusive of surplus leave sale.

Rounding of figures may result in computational discrepancies.

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT ONCE-OFF RETENTION BONUS PAYMENT

	Appointed with effect from	Resigned/retired with effect from	Cash Retention Bonus $’000	Long Term Incentive Plan - Retention Bonus Share Awards Number of shares
Executive directors
S Venkatakrishnan(1)	Full year		-	23,687
RN Duffy		30-Sep-14	243	17,458
			243	41,145
Prescribed officers
I Boninelli	Full year		192	13,777
CE Carter	Full year		239	17,106
GJ Ehm	Full year		248	15,469
RW Largent	Full year		372	20,185
DC Noko	Full year		177	12,697
MP O’Hare	Full year		247	17,744
ME Sanz Perez	Full year		170	12,177
			1,645	109,155

			1,888	150,300

(1)	S Venkatakrishnan received the LTIP share portion and no cash as this will be delivered in deferred restricted shares in the second quarter of 2015.

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

NON-EXECUTIVE DIRECTORS’ REMUNERATION

			2014				2013
All figures stated to the nearest $000(1)	Appointment		Directors’ fees(3)	Committee fees	Travel	Total	Directors’ fees(3)	Committee fees	Travel	Total
	From(2)	To(2)
S M Pityana (Chairman)(2)			334	86	10	430	88	98	-	186
T T Mboweni(3)		17 Feb 2014	50	25	-	75	292	52	-	344
FB Arisman		13 May 2013	-	-	-	-	60	51	9	120
R Gasant			117	63	8	188	72	59	-	131
NP January-Bardill			117	60	10	187	70	70	-	140
MJ Kirkwood	1 June 2012		121	91	51	263	107	112	47	266
WA Nairn		13 May 2013	-	-	-	-	39	32	-	71
Prof LW Nkuhlu(4)			148	90	8	246	72	112	-	184
F Ohene-Kena		13 May 2013	-	-	-		25	13	16	54
RJ Ruston			117	81	42	240	83	121	47	251
DL Hodgson			88	27	10	125
Total – non-executive directors			1,092	523	139	1,754	883	790	119	1,747

(1)	Directors’ compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R10.8295:$1 (2013: R9.6231:$1; 2012: R8.1961: $1).
(2)	On 17 February 2014, Sipho Pityana was appointed chairman of the board
(3)	Fees are disclosed only for the period from or to which, office is held.
(4)	Prof. Wiseman Nkuhlu assumed the role of Lead Independent Director in February 2014, and Deputy Chairman in March 2014.

Rounding may result in computational differences.

6C.	BOARD PRACTICES

The Board of Directors

The company is governed by a unitary board of directors, the composition of which promotes the balance of authority and precludes any one director from dominating decision-making. Our board membership at year-end comprised nine directors, seven independent non-executive directors and two executive directors. Post yearend, the appointment of an additional two directors became effective.

The board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented terms of reference, which are reviewed annually.

Refer Item 6A: “Directors and Senior Management” for Board Composition.

Appointment and rotation of directors

Several factors including the requirements of relevant legislation, best practice recommendations, qualifications and skills of a prospective board member and the requirements of the Director’s Fit and Proper Standards of the company, as well as regional demographics are considered in appointing board members. New directors are appointed pursuant to the recommendations of the Nominations Committee, which conducts a rigorous assessment of the credentials of each candidate. Newly appointed directors are elected at the next annual general meeting following their appointment and to stand for approval by shareholders.

In terms of the company’s Memorandum of Incorporation (MOI), one third of the directors are required to retire at each Annual General Meeting and if they are eligible and available for reelection, will be put forward for re-election by the shareholders. The board has determined that the directors to stand for re-election are Nozipho January-Bardill, Professor Wiseman Nkuhlu and Rodney Ruston.

The company’s Memorandum of Incorporation does not set a mandatory retirement age for non-executive directors. However, in accordance with recommendations of King III – any independent non-executive director serving more than 9 years should be subjected to a rigorous review of his independence and performance by the board, and the requirements of the Sarbanes Oxley Act, directors are required to step down from the board after nine consecutive years of service. As at 31 December 2014, none of the company’s independent directors had served for that length of time.

Service contracts

Non- Executive Directors

Non-executive directors receive fees for their services as directors which are approved by shareholders at annual general meetings. Non-executive directors do not participate in the company’s share incentive scheme.

Non-executive directors do not hold service contracts with the company.

Executive Committee

All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s Bonus Share Plan, and the Long-Term Incentive Plan. All recently updated executive contracts include details on participation in the Co-Investment Plan and the applicable Minimum Share Holding Requirement.

South African executives (with the exception of the CEO and the newly appointed CFO who are remunerated 100% in South Africa) have an off-shore retainer which is detailed under a separate contract. This reflects the percentage of their time focused on offshore business requirements. The off-shore pay is capped at a maximum of 15% of base pay and as it is a retainer, it is not pensionable.

The Executive Management team contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

•	The acquisition of all or part of AngloGold Ashanti; or
•	A number of shareholders holding less than 35% of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•	The contracts of Executive Management team Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2014 were as follows:

Executive committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

Key activities of the board and committees during 2014

The activities of the board and committees during 2014 were aimed at promoting the economic stability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance

The composition of the board and committees at the date of this report and attendance at meetings during 2014 are disclosed in the table below:

Name of Director	Board	Audit and Risk	(12)Audit and Corporate Governance	(12)Risk and Information Integrity	Remuneration and Human Resources	Social, Ethics and Sustainability	(13)Social, Ethics and Transformation	(13)Safety, Health and Environmental	Nomination	Investment
SM Pityana(1)	8/8			1/1	4/4	3/3	2/2	1/1	7/7	1/1
RN Duffy(2)	6/6									2/2
R Gasant(3)	8/8	3/3	3/3	1/1					3/3	4/4
DL Hodgson(4)	6/6					3/3				3/3
NP January-Bardill(5)	7/8		2/3		3/3	3/3	2/2	1/1	3/3
MJ Kirkwood(6)	8/8	3/3	3/3		4/4		1/2		7/7	1/1
Prof LW Nkuhlu(7)	8/8	3/3	3/3	1/1	4/4		2/2	1/1	6/7	2/2
KC Ramon(8)	2/2
RJ Ruston(9)	8/8	3/3		1/1	1/1		2/2	1/1	3/3	4/4
TT Mboweni(10)	2/3				2/2				2/3	1/2
S Venkatakrishnan(11)	8/8			1/1		3/3				1/1

(1)

Sipho Pityana who was a non-executive director of the board since 2007, was appointed Non-Executive Chairman of the board of directors on 17 February 2014. Following a re-assessment during November 2014, he was declared independent. He stepped down as a member of the Investment Committee on 1 May 2014.

(2)	Richard Duffy resigned effective 30 September 2014 as Chief Financial Officer and executive director. He became a member of the Investment Committee on 1 May 2014.
(3)	Rhidwaan Gasant stepped down as a member of the Nominations Committee on 1 May 2014.
(4)

Dave Hodgson was appointed as an independent non-executive director on 24 April 2014. He became a member of the Investment Committee as well as the Social, Ethics and Sustainability Committee on 1 May 2014.

(5)

Nozipho January-Bardill was appointed a member of the Remuneration and Human Resources Committee on 1 May 2014. She stepped down as a member of the Nominations Committee and the Audit and Risk Committee on 1 May 2014.

(6)	Michael Kirkwood was appointed a member of the Audit and Risk Committee on 1 May 2014. He stepped down as a member of the Investment Committee on 1 May 2014.
(7)

Prof Wiseman Nkuhlu was appointed Lead Independent Director in terms of the recommendations of King III with effect from 17 February 2014. With effect from March 2014, Prof Wiseman Nkuhlu was appointed Deputy Chairman. He became a member of the Investment Committee on 7 July 2014.

(8)	Christine Ramon was appointed Chief Financial Officer and executive director on 1 October 2014 and a member of the Investment Committee on 1 November 2014.
(9)	Rodney Ruston stepped down as a member of the Remuneration and Human Resources Committee and the Nominations Committee on 1 May 2014.
(10)

Tito Mboweni stood down as independent non-executive chairman of the board on 17 February 2014, and announced on the same day that he would not be standing for re-election as a director of the company at the annual general meeting on 14 May 2014. He stepped down as a member of the Nomination Committee on 1 May 2014.

(11)	Srinivasan Venkatakrishnan stepped down from the Investment Committee on 1 May 2014.
(12)	These two committees were dissolved in May 2014 as part of the restructuring and combined into the Audit and Risk Committee.
(13)	These two committees were dissolved in May 2014 as part of the restructuring and combined into the Social, Ethics and Sustainability Committee.

Audit and Risk Committee

The Audit and Risk Committee comprises four independent Non-Executive Directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving mining environment.

As part of a reorganisation of the governance structures within AngloGold Ashanti, the accountability for oversight of risk management and information technology governance became part of the mandate of the Audit and Risk Committee during 2014.

The Audit and Risk Committee’s duties as required by section 94(2) of the Companies Act, King III and JSE Listing requirements are set out in its board-approved terms of reference which is reviewed and updated annually. These duties were discharged as follows:

•	confirmed the integrity of the group’s integrated reporting and annual financial statements;
•	nominated the appointment of independent external auditors by the shareholders;
•	reviewed and approved the terms of engagement as contained in the engagement letter of the external auditors;
•	approved the remuneration of the external auditors;
•	pre-approved all non-audit services in line with a formal policy on non-audit services;
•	assessed the internal and external auditors’ independence;
•	assessed the effectiveness of the group’s internal and external audit function;
•	approved the internal audit plan and subsequent changes to the approved plan;
•	reviewed the expertise, experience and performance of the finance function and Chief Financial Officer;
•	ensured that a combined assurance model is applied to provide a coordinated approach to all assurance activities;
•	reviewed developments in reporting standards, corporate governance and best practice;
•	reviewed the adequacy and effectiveness of the Group’s enterprise wide risk management policies, processes and mitigating strategies;
•	monitored the governance of information technology (IT) and the effectiveness of the Group’s information systems; and
•	evaluated the effectiveness of the committee through a self-assessment.

Proceedings and Performance Review

During 2014, the Audit and Risk Committee (previously known as “Audit and Corporate Governance Committee”) formally met 6 times.

The Chief Financial Officer, Chief Accounting Officer, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit, Group Tax Manager, Group Risk Manager, Chief Information Officer, the external auditors, as well as other assurance providers are invited to attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The CEO and CFO meet with the auditors before the meeting and attend a debrief session with the Audit and Risk Committee.

The Audit and Risk Committee assessed its effectiveness through the completion of a self-assessment process, results were discussed, actions taken and processes put in place to address areas identified for refinement.

Subsequent to year-end, Albert Garner and Maria Richter were appointed to the Audit and Risk Committee, subject to election by the shareholders at the Annual General Meeting of 6 May 2015.

Remuneration and Human Resources Committee

The Remuneration and Human Resources Committee activities are governed by the Terms of Reference (these were recently reviewed and approved on the 30 October 2014). The primary purpose of the Committee is to operate in an independent role as an overseer of remuneration and human resources matters with the accountability of the board. In performing this function, the Committee discharges its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, long-term incentive compensation, employment contracts, severance pay and on-going perquisites or special benefit items and equity compensation of the company’s Executive Management team and management, including the CEO as well as retention strategies, the design and application of material compensation programmes, and share ownership guidelines. The committee also has oversight of talent management and succession planning strategies; transformation and localisation strategies and any other human resources issues considered strategic in nature. This is accomplished by:

•	Reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Management team;
•	Evaluating the performance of the Executive Management team in light of these goals and objectives annually and setting each executive’s compensation based on such evaluation;
•	Ensuring that the mix of fixed and variable pay, in base pay, shares and other elements of compensation meets the company’s requirements and strategic objectives;
•	Linking individual pay with operational and company performance in relation to strategic objectives;
•	Considering the sentiments and views of the company’s investors;
•	Overseeing and reviewing all aspects of any share option scheme operated by or to be established by the company;
•	Regularly reviewing incentive schemes to ensure continued contribution to shareholder value and ensure that these are administered in terms of the rules; and
•	Regularly reviewing human resources strategy aimed at ensuring the supply and retention of sufficient skilled resources to achieve the company’s objectives.

The current members of the Committee are:

Remuneration and Human Resource Committee Members	MJ Kirkwood (Chairman and independent NED)
NP January-Bardill (Independent NED)
Prof LW Nkuhlu (Independent NED)
SM Pityana (Board Chairman)
Number of meetings held from January to December 2014	Four
Other individuals who regularly attended meetings	S Venkatakrishnan (CEO)
I Boninelli (EVP: People and Organisational Development)
M Hopkins representing PwC (Independent Advisor to the Committee)
C van Dyk (VP: Remuneration and Benefits and Secretary to the Committee)

NED	– Non-Executive Director

Remuneration Consultants

Where appropriate, the Committee obtains advice from independent remuneration consultants. The consultants are employed directly by the Committee and engage directly with them to ensure independence.

The Committee has appointed PwC to provide specialist, independent remuneration advice on all forms of executive and non-executive pay.

GRS Mercer Consulting (South Africa) Pty Limited performs an independent bespoke executive survey and their advice is primarily around salary benchmarking for both executive and non-executive pay.

6D.	EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last 3 financial years was:

	2014	2013	2012
South Africa	29,511	32,406	34,186
Continental Africa	16,070	16,625	16,621
Australasia	832	925	494
Americas	8,588	8,374	7,896
Other, including corporate and non-gold producing subsidiaries	3,056	8,104	6,625
Total	58,057	66,434	65,822

*	The number of contractors employed on average during 2014 was 14,984.

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

The majority of AngloGold Ashanti’s full-time employees are members of a union or are otherwise catered for through collective bargaining agreements. Wage settlements are specific to each jurisdiction in which AngloGold Ashanti operates and the company’s approach is to ensure that agreements are fair but realistic, taking into account the local economic context and the impact of any settlement on the long-term viability of the business.

In South Africa, during 2014, we continued to work with organised labour representatives to engage them more meaningfully in dialogue on business issues. In particular, we have engaged with them on the economics of our industry, the gold market and on the legal and statutory framework regulating industrial relations in South Africa. All unions participate and are fully integrated into all statutory labour and ad hoc committees. We have identified and secured agreement for a core leadership team across all unions representing the workforce to undertake an entry-level fundamental management programme at a South African university during 2015. The aim of this initiative is to change the nature of the discourse with organised labour and to move closer to a relationship where we can identify joint business and labour aspirations and chart a pathway to achieving them. Formal recognition agreements are in place with AMCU, Solidarity and Uasa while long-standing procedural agreements are in place regarding the NUM.

Towards the middle of 2015, under the auspices of the Chamber of Mines, we in the gold industry expect to begin biennial wage negotiations with our representative unions. The current labour environment differs markedly from that of 2013, and these negotiations will take place in an environment that has been influenced by a protracted five-month strike in the platinum sector, ongoing inter-union rivalry and competition for dominance and members between the National Union of Mineworkers (NUM) and the Association of Mineworkers and Construction Union (AMCU).

In the Continental Africa region, union negotiations in Tanzania, Guinea and Mali during 2014 all continued normally with final wage agreements achieved in all locations. In Ghana, an agreement was entered into with the Ghana Mineworkers Union (GMWU) and approved by the Ministry of Labour to retrench the entire workforce of 4,312 full-time AngloGold Ashanti employees, at the Obuasi mine. At Iduapriem, in Ghana, a wage agreement with GMWU was reached.

The Australian and United States operations do not have collective bargaining agreements in place. Argentina and Brazil both have unions and, as in the Continental Africa region, successfully concluded wage negotiations in 2014.

6E.	SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December 2014 which individually did not exceed 1 percent of the company’s issued ordinary share capital, were:

	Beneficial		Beneficial
	Direct	Indirect	Direct	Indirect
	31 December 2014		31 December 2013
Non-Executive Directors
DL Hodgson	1,500	-	-	-
MJ Kirkwood(1)	8,000	-	3,000	-
LW Nkuhlu	3,000	-	-	3,000
RJ Ruston(2)	-	1,000	-	1,000
Total	12,500	1,000	3,000	4,000
Executive Directors
RN Duffy	-	-	1,180	-
M Cutifani	-	-	-	-
S Venkatakrishnan	86 009	-	78,437	-
AM O’Neill	-	-	-	-
Total	86,009	-	79,617	-
Company Secretary
ME Sanz Perez	7,506	-	1,135	-
Total	7,506	-	1,135	-
Prescribed Officers
I Boninelli	5,728	2,247	-	1,284
CE Carter	32,253	-	36,500	-
GJ Ehm(3)	8,155	-	1,213	-
MP O’Hare	2,247	-	1,379	-
RW Largent(4)	10,410	-	1,910	-
DC Noko	3,690	-	615	-
Total	62,483	2,247	41,617	1,284
Grand total	168,498	3,247	125,369	5,284

(1)	Held on the New York stock exchange as 8,000 American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)	Held on the Australian stock exchange as 5,000 CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)
(3)	Held on the Australian stock exchange as 36,067 CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share) and on the JSE as 942 ordinary shares
(4)	Held on the New York stock exchange as 10,410 American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)

DIRECTORS’ INTERESTS IN E ORDINARY SHARES

Mr SM Pityana, Non-Executive Director of AngloGold Ashanti, had an indirect beneficial holding in the company given that he is a trustee and beneficiary of a trust which holds a 44% interest in Izingwe, the company’s BEE partner. As at 31 December 2014, Izingwe held nil E ordinary shares in the issued capital of the company (2013: 350,000 E ordinary shares). The commercial transaction between AngloGold Ashanti and Izingwe was concluded on 27 October 2014.

A register detailing directors and prescribed officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2014

	Date of transaction	Type of transaction	Number of shares	Direct/indirect beneficial holding
Executive directors
S Venkatakrishnan(1)	25 February 2015	On-market purchase of AngloGold Ashanti restricted ordinary shares	56,690	Direct
	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,502	Direct
KC Ramon	5 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,104	Direct

Company Secretary
ME Sanz Perez	26 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,465	Direct
	4 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	500	Direct

Prescribed Officers
GJ Ehm	24 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,500	Direct
	25 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	877	Direct
	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	9,000	Direct
MP O’Hare	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	408	Direct
	5 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	508	Direct
I Boninelli	26 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,558	Indirect
	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	560	Indirect
	10 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	7,839	Indirect
CE Carter	24 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	7,307	Direct
DC Noko	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	270	Direct
	3 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	11,895	Direct
	6 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,231	Direct
RW Largent	6 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	18,160	Direct

(1)	Of the restricted 56,690 shares (in lieu of the BSP cash bonus), 17,203 shares are deemed to be the CEO’s CIP investment for 2015.

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

On 1 November 2014, the final vesting under the ESOP was concluded and the scheme is now closed.

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

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the “AngloGold Share Incentive Scheme” or “Share Incentive Scheme”.

Although the Remuneration and Human Resources Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.

The type and vesting criteria of the options or awards granted are:

Performance-related options

The granting of performance-related options was approved by shareholders at the Annual General Meeting held on 30 April 2002 and amended at the Annual General Meeting held on 29 April 2005 when it was agreed that no further performance-related options would be granted. All performance-related options granted terminated on 1 November 2014, being the date on which the last options granted expired.

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

Long Term Incentive Plan (LTIP)

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

In 2013, the Remuneration and Human Resources Committee approved a new retention bonus scheme comprising both cash (40 percent of total base pay) and shares (60 percent of base pay) which was implemented on 1 March 2013 for the Executive Committee members. This was implemented over the short term to support a strategy of retaining the top management for a minimum period of 18 months to ensure delivery on key business imperatives, while the new Chief Executive Officer was inducted. The share award comprised of performance-based share (LTIP) granted in March 2013. Subject to the performance conditions, which were met and vested at the end of August 2014. In line with the LTIP vesting, the cash portion was also paid at the end of August 2014, based on the achievement of the performance conditions.

The CEO did not receive the cash portion of the LTIP Retention bonus. This has been converted to restricted shares which are deferred to retirement, termination of employment, any corporate activity resulting in a change of control, resignation, death or 5 years from date of grant, whichever is earliest.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2014 and subsequent to year-end are set out in the table below.

Number of options and awards granted

	Appointed with effect from	Resigned/ retired with effect from	Balance at 1 January 2014	Granted during 2014	Exercised during 2014	Pre-tax gains on share options exercised ($’000)	Lapsed during 2014	Balance as at 31 December 2014(1)
Executive directors
S Venkatakrishnan	Full year		220,393	166,625	-	-	20,159	366,859
RN Duffy(3)		30-Sep-14	166,543	92,361	-	-	14,754	244,150
KC Ramon(4)	01-Oct-14		-	50,201	-	-	-	50,201
			386,936	309,187	-	-	34,913	661,210
Prescribed officers(2)
I Boninelli	Full year		82,472	73,930	-	-	4,825	151,577
CE Carter	Full year		112,389	88,001	4,481	80	39,074	156,835
GJ Ehm	Full year		122,462	103,913	5,360	93	7,316	213,699
RW Largent	Full year		113,073	161,509	4,790	89	9,184	260,608
MP O’Hare	Full year		133,616	95,877	-	-	5,134	224,359
D Noko	Full year		45,334	68,178	-	-	-	113,512
ME Sanz Perez	Full year		67,880	73,107	-	-	5,279	135,708
YZ Simelane(5)		31-Jul-14	74,035	39,091	39,875	386	73,251	-
			751,261	703,606	54,506	648	144,063	1,256,298
Other management			4,550,186	3,188,351	1,023,416	16,614	1,212,452	5,502,669
Total share incentive scheme			5,688,383	4,201,144	1,077,922	17,262	1,391,428	7,420,177

(1)	The latest expiry date of all options/awards granted and outstanding at 31 December 2014 is 13 March 2024.
(2)

Pursuant to the South African Companies Act 71, of 2008, as amended, which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.

(3)	No longer an Executive Director with effect from 30 September 2014.
(4)	Appointed as Executive Director with effect from 1 October 2014
(5)	No longer a prescribed officer and left the employ of AGA with effect from 31 July 2014

Subsequent to year end and up to 19 March 2015, no options/awards have been exercised by Executive Directors and Prescribed Officers, except for Charles Carter who exercised 38,873 awards for a pre-tax gain of $461,084; Michael O’Hare who exercised 294 awards for a pre-tax gain of $2,997; and Ronald Largent who exercised 33,882 awards for a pre-tax gain of $393,269.

A total of 1,902,542 (2013: 1,668,617; 2012: 1,264,872) options/awards out of the 7,420,177 (2013: 5,688,383; 2012: 4,580,329) options/awards granted and outstanding at 31 December 2014 are fully vested.

Awards granted since 2005 have been granted at nil cost to participants.

Non-executive directors are not eligible to participate in the share incentive scheme.

Awards granted in respect of the previous year’s financial results:

Number of awards issued in	Total(1)(8) 2015	Total(2) 2014	Total(3) 2013
Executive Directors
M Cutifani(5)	-	-	5,429
S Venkatakrishnan	233,565	166,625	99,043
RN Duffy	1,481	92,361	65,193
KC Ramon	114,637	50,201	-
AM O’Neill(6)	-	-	124,961
Total executive directors	349,683	309,187	294,626
Prescribed officers
I Boninelli	95,191	73,930	52,314
CE Carter	122,367	88,001	66,929
GJ Ehm	120,469	103,913	59,443
RW Largent(4)	213,018	161,509	76,865
MP O’Hare	1,268	95,877	66,699
M MacFarlane	-	-	42,765
D Noko	93,843	68,178	45,334
ME Sanz Perez	94,304	73,107	46,087
YZ Simelane(7)	-	39,091	36,218
Total prescribed officers	740,460	703,606	492,654
Total awards to executive management	1,090,143	1,012,793	787,280

(1)	Includes awards granted in respect of the 20% top-up for the 2012 BSP awards.
(2)

Includes awards granted in respect of the 20% top-up for the 2011 BSP awards, 2014 BSP matching awards and 2014 LTIP (inclusive of the 60% share retention bonus awards; the 40% deferred cash portion will be reported in the year of payment, i.e. 2015).

(3)	Includes awards granted in respect of the 20% top-up for the 2010 BSP awards.
(4)	Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.
(5)	No longer an executive director with effect from 31 March 2013.
(6)	No longer an executive director with effect from 2 August 2013.
(7)	No longer a prescribed officer and left the employ of AGA with effect from 31 July 2014.
(8)

BSP 2015 will be awarded after the Annual General Meeting to be held on 6 May 2015, subject to approval by the shareholders to renew the authority of placing 5% of the shares in issue under the control of the directors.

Number of time-related, performance-related, BSP and LTIP awards granted

In accordance with the JSE Listings Requirements and the rules of the AngloGold Share Incentive Scheme, the changes in options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period 1 January 2014 to 28 February 2015 are disclosed below:

	Performance related	Bonus Share Plan(1)	Long-Term Incentive Plan(1)	Total Share Incentive Scheme
At 1 January 2014	56,882	2,598,887	3,032,614	5,688,383
Movement during year
– Granted	-	1,983,469	2,217,675	4,201,144
– Exercised	(419)	(868,350)	(209,153)	(1,077,922)
– Lapsed – terminations	(56,463)	(408,491)	(926,474)	(1,391,428)
At 31 December 2014	-	3,305,515	4,114,662	7,420,177
Subsequent to year-end
– Granted(1)	-	127,441	3,103,155	3,230,596
– Exercised	-	(223,000)	(42,346)	(265,346)
– Lapsed – terminations	-	(18,410)	(325,054)	(343,464)
At 28 February 2015	-	3,191,546	6,850,417	10,041,963

(1)	BSP and LTIP awards granted at nil cost to participants.

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

Also, as a result of the change to the JSE Listings Requirements, as aforementioned, the recycling of options/awards that have vested and which have been delivered, and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued in terms of the share incentive scheme, as a result of this rule change:

Details	Options/Awards
Total number of options/awards attributable to the scheme at 31 December 2014	17,000,000
Less:
– Total number of options/awards granted and outstanding at 31 December 2014	(7,420,177)
– Total number of options/awards exercised:
– During the period 15 October to 31 December 2008	(101,013)
– During the period 1 January to 31 December 2009	(1,131,916)
– During the period 1 January to 31 December 2010	(823,411)
– During the period 1 January to 31 December 2011	(889,593)
– During the period 1 January to 31 December 2012	(945,641)
– During the period 1 January to 31 December 2013	(930,743)
– During the period 1 January to 31 December 2014	(1,077,922)
Total options/awards available but unissued at 31 December 2014	3,679,584

ITEM 7: SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OVERVIEW

DESCRIPTION OF ANGLOGOLD ASHANTI’S SHARE CAPITAL

AngloGold Ashanti’s share capital consists of four classes of stock:

•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);
•	E-Ordinary shares, par value 25 South African cents each (the “E-ordinary shares”);
•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”); and
•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”).

The authorised and issued share capital of AngloGold at 31 December 2014 is set out below:

Title of class	Authorised	Issued
Ordinary shares	600,000,000	404,010,360
E-Ordinary shares	4,280,000	-
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

All the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. As at 31 December 2014 there were no E ordinary shares in issue. For a discussion of rights attaching to the ordinary shares, E ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see “Item 10B.: Memorandum of Incorporation”. A Special Resolution to cancel the E ordinary shares is being proposed to the shareholders at the Annual General Meeting on 6 May 2015.

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2014		2013		2012

At 1 January	402,628,406	100,657,102	383,320,962	95,830,241	382,242,343	95,560,586
Issued during the year:
- Settlement of the outstanding 6 percent Mandatory Convertible Subordinated Bonds	–	–	18,140,000	4,535,000	–	–
- Bokamoso ESOP on conversion of E ordinary shares	154,299	38,575	145,018	36,254	84,446	21,112
- Izingwe on conversion of E ordinary shares	149,733	37,433	91,683	22,921	48,532	12,133
- Exercise of options by participants in the AngloGold share Incentive Scheme	1,077,922	269,480	930,743	232,686	945,641	236,410
	404,010,360	101,002,590	402,628,406	100,657,102	383,320,962	95,830,241

During the period 1 January 2015 to and including 23 March 2015, 432,721 ordinary shares were issued at an average issue price of R240.46 per share, resulting in 404,443,081 ordinary shares being in issue at 23 March 2015.

E ordinary shares

The following are the movements in the E ordinary issued share capital at 31 December:

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2014		2013		2012

At 1 January	712,006	178,001	1,617,752	404,438	2,582,962	645,741
Reinstated
Issued during the year:
- Cancelled in exchange for ordinary shares in terms of the cancellation formula	(712,006)	(178,001)	(905,746)	(226,437)	(965,210)	(241,303)
	–	–	712,006	178,001	1,617,752	404,438

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a Black Economic Empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, the BEE transaction).

All the E ordinary shares have vested and were cancelled in exchange for ordinary shares in accordance with the amended cancellation formula during the 2014 financial year. There are as at 31 December 2014 no E ordinary shares in issue.

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

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5 percent of the ordinary issued share capital of the company:

Ordinary shares held at	31 December 2014		31 December 2013		31 December 2012
Shareholder*	Number of Shares	percent Voting Rights	Number of Shares	percent Voting Rights	Number of Shares	percent Voting Rights

Public Investment Corp. of South Africa	31,854,515	7.88	30,166,288	7.49	20,050,361	5.23
First Eagle Investment Management LLC	31,746,875	7.86	33,159,762	8.24
Investec Asset Management (Pty) Limited (South Africa)	28,576,916	7.07	35,614,617	8.85	20,108,121	5.25
Paulson & Co., Inc	26,205,400	6.49	31,424,135	7.80	28,607,495	7.46
Van Eck Global	24,759,780	6.13	21,842,177	5.42

* Shares may not necessarily reflect the beneficial shareholder

At 31 December 2014, a total of 194,944,027 shares (or 48.25 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2014, the number of persons who were registered holders of ADSs was reported at 2,884. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at 31 December 2014, there were 8,483 holders on record of AngloGold Ashanti ordinary shares. Of these holders 223 had registered addresses in the United States and held a total of 38,444,526 ordinary shares, approximately 10 percent of the total outstanding ordinary shares. In addition, certain accounts on record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 17 March 2015, a total of 196,784,980 ADSs or approximately 48.7 percent of total issued ordinary share capital were issued and outstanding and held on record by approximately 2,861 registered holders.

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year ended 31 December 2014:

At 31 December	2014
(in millions)	Purchases (by)/from related party $	Amounts owed by related party $
Purchases of goods and services (by)/from equity accounted joint ventures and associates
Margaret Water Company	6	-
Société d’Exploitation des Mines d’Or de Sadiola S.A.	(8)	3
Société d’Exploitation des Mines d’Or de Yatela S.A.	(1)	-
Société des Mines d’Or Morila S.A.	(2)	1
	(5)	4

Amounts due by joint venture and associate related parties arising from purchases of goods and services are unsecured and non-interest bearing.

As at 31 December 2014 there are no outstanding balances arising from purchases of goods and services owed to related parties.

AngloGold Ashanti entered into an agreement (“Agreement”) with Izingwe Property Managers (Pty) Limited (“Izingwe Property”) under which Izingwe Property assists AngloGold Ashanti in planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles are those of development and project manager and main contractor. $1.9m was paid to Izingwe Property pursuant to the agreement. The contract was completed on 27 October 2014. Mr Sipho Pityana, Chairman of the Company, is Chairman and a 44% shareholder in Izingwe Holdings (Pty) Limited (“Izingwe”), AngloGold Ashanti’s BEE partner. Izingwe Capital (Pty) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

Loans due by associates as at 31 December

(in millions)	2014 $
Oro Group (Pty) Limited(1)	1
Rand Refinery (Pty) Limited(2)	22
23

(1)	The loan bears a market related interest rate determined by the Oro Group (Pty) Limited’s board of directors and is repayable at its discretion.
(2)

A shareholder loan of $44m was granted to Rand Refinery (Pty) Limited during December 2014 and is repayable in December 2016. The loan accrues interest at JIBAR plus 3.5%. An amount of $21m was recognized as an impairment in 2014.

As at 31 December 2014 there are no outstanding balances arising from loans owed to related parties.

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

•

The State of Goiás v. Mineração Serra Grande S.A. (MSG): In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62 million and $39 million as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14 million in cash and by utilising $29 million of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás. Although the State has not yet provided confirmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. As part of the acquisition by AngloGold Ashanti of the remaining 50 percent interest in MSG during June 2012 from Kinross Gold Corporation (Kinross), Kinross provided an indemnity to a maximum amount of BRL255 million against the specific exposures related to the tax assessments from the State of Goiás and the State of Minas Gerais. The May 2014 cash settlement discussed above was set off by an indemnity settlement from Kinross of $6 million.

•

The State of Goiás v. Mineração Serra Grande S.A. (MSG): In 2013 the Goiás State Treasury filed claims in the tax administration council that formal offenses had been committed by MSG regarding certain tax obligations, specifically the entering of information in certain tax years identifying incorrectly the state in which MSG mined gold. MSG, through a third-party vendor, inadvertently identified another state in the federation, not Goiás, as the production state. The State of Goiás alleges that such procedural errors resulted in an actual loss of revenue to the State, as the Federal government uses the information provided by the company to determine, in part, how much revenue is transferred to the State by the Federal government. The estimated value of the tax challenge is approximately $92 million as of the May 2014 settlement date. MSG filed an administrative challenge at the first level which was denied. Utilising the same settlement law described in the proceeding above, MSG negotiated a settlement in May 2014 with the State of Goiás by paying approximately $2.8 million in cash and by utilising approximately $2.0 million of tax credits. The utilisation of the tax credits is subject to legal confirmation from the State of Goiás. Although the State has not yet provided confirmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the tax credits or part thereof is remote.

•

The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): In Brazil, MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected all MSG’s appeals against the assessment. The company subsequently appealed the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $15 million (2013: $16 million).

•

Departamento Nacional de Produção Mineral (DNPM) v. AngloGold Ashanti Brazil Mineração (AABM): In Brazil, in November 2007, the DNPM, a federal mining authority, issued a tax assessment against AABM in the amount of $18 million (2013: $19 million) relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006.

•

AngloGold Ashanti’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $14 million (2013: $19 million).

•

Notice from the Colombian Tax Office (DIAN) to AngloGold Ashanti Colombia S.A. (AGAC): In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $27 million (2013: $35 million) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $135 million (2013: $153 million), based on Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that DIAN reconsider its decision. In November 2014, DIAN affirmed its earlier ruling. AGAC has until 16 April 2015 to challenge the DIAN’s decision by filing a lawsuit before the Administrative Tribunal of Cundinamarca (trial court for tax litigation), which it intends to do.

•

Argentina Tax Authority (AFIP) and Cerro Vanguardia S.A. (CVSA): On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $14 million (2013: $18 million) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives at issue should not have been accounted for as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $39 million (2013: $45 million). A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA’s initial response. CVSA prepared defence arguments and evidence which were filed on 8 September 2014. The government responded to the latest submission by CVSA on 22 December, 2014, and continues to assert its position regarding the use of the financial derivatives. CVSA prepared a response to the government’s findings which was filed on 9 March 2015.

SOUTH AFRICA

•	Silicosis litigation

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

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they had formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa.

The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended, and the status of the proceedings are set forth below.

Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.

The Class Actions

On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi (“the Balakazi Action”) and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class (“the Nkala Action”). The applicants in the case seek to have the court certify two classes, namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes. The applicants now request certification of two classes (the “silicosis class” and the “tuberculosis class”). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).

In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. The parties in the class action met with the court (South Gauteng High Court, Johannesburg) and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.

The Individual Claims

In October 2012, AngloGold Ashanti received 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million as at the 31 December 2014 closing rate. On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4 million as at the 31 December 2014 closing rate. On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $100 million as at the 31 December 2014 closing rate. And on or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $81 million as at the 31 December 2014 closing rate. All these claims were filed in the South Gauteng High Court, Johannesburg.

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.

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

•

Chamber of Mines of South Africa acting in its own name and o.b.o. Harmony Gold Mining Company Ltd, AngloGold Ashanti Ltd and Sibanye Ltd v AMCU (First Respondent): At the start of 2014, the Association of Mineworkers and Construction Union (AMCU) embarked upon protracted strike action in the platinum sector after reaching deadlock during wage negotiations with Anglo Platinum, Impala Platinum and Lonmin respectively. In the Gold Sector following the extension of the 2013 Wage Agreement to all employees irrespective of their union affiliation AMCU on 20 January 2014 served strike notices at three gold companies to challenge the extension of the 2013 Wage Agreement to members of AMCU. An interim interdict was granted to the Chamber of Mines by the Labour Court in Johannesburg on 30 January 2014, declaring the intended strike unprotected and prohibiting unprotected strike action as well as any conduct that might encourage workers to embark on strike action. AMCU was ordered to return to court on 14 March 2014 to explain why the interim interdict should not be made permanent. This deadline was subsequently postponed to 5 June 2014. On 23 June 2014, the Labour Court upheld the interim interdict. AMCU has appealed this ruling to the Labour Appeal Court, and AngloGold Ashanti’s submissions were submitted by 20 March 2015.

COLOMBIA

•

La Colosa class action lawsuits: Four (4) class action lawsuits are pending before Colombian state and federal courts in relation to AngloGold Ashanti Colombia S.A. (AGAC)’s Santa Maria-Montecristo and La Colosa project, which is currently in its pre-feasibility phase and consists of three core concession contracts:

•

Usocoello, Cortolima, Procuraduria Regional Tolima, Universidad de Ibagué, Estudiantes de la Universidad del Rosario, Federarroz v. AGAC, Federal Department of Mines, Federal Department of the Environment, Housing and Territorial Development and Ingeominas (September 2010) (Uscocoello);

•

The Personero de Ibagué v. Federal Department of the Environment, Housing and Territorial Development, Ingeominas, AGAC, Continental Gold Ltda., Oro Barracuda Ltda., Fernando Montoya, Alberto Murillo and Eugenio Gomez (December 2011) (Toche Anaima Belt);

•	Juan Ceballos v. Federal Department of the Environment, Housing and Territorial Development, Ingeominas, Cortolima and AGAC (February 2012); and

•	Ibague’s Ombudsman v. Federal Department of Environment, Housing and Territorial Development, National Mining Agency, AGAC (July 2013) (Corridors).

Each lawsuit aims to stop exploration and mining in certain restricted areas affected by the La Colosa project due to environmental concerns or alleged breaches of environmental laws. Under Colombian law, restricted areas are State-protected land on which certain economic activities are restricted.

The first class action lawsuit was Uscocoello, which was filed before the Third Administrative Court of the District of Ibagué on 9 September 2010 as the court of first instance. It named each of Ingeominas (the Colombian regulatory agency for mining activities), the Federal Department of the Environment, Housing and Territorial Development, as well as the Federal Department of Mines as defendants. AGAC was subsequently joined to the lawsuit as an additional defendant. The plaintiffs are the User Association of the Land Adequation District of Coello and Cucuana Rivers (Usocoello) (a cooperative representing local farmers), the Autonomous Regional Corporation of Tolima (“Cortolima”), (the government of the State of Tolima), the Office of the Attorney General of the State of Tolima (Procurador Judicial Ambiental y Agrario para el Tolima), the University of Ibagué (Estudiantes de la Universidad del Rosario), (a student association of the University of El Rosario) and Fedearroz (the Colombian association of rice growers).

In Uscocoello, the plaintiffs petitioned the court to order the defendant governmental entities not to declare the La Colosa mining project feasible on the grounds that the project threatens a healthy environment, public health and food safety for Usocoello members and local residents. Such order by the court would result in the revocation of AGAC’s temporary use permit for its exploration activities on 6.39 hectares of forest reserve that are otherwise designated as restricted areas.

In addition, as each of AGAC’s three core mining concession contracts governing the La Colosa project provides that Ingeominas has the discretion to declare the underlying concession void if AGAC breaches applicable environmental laws or regulations, the plaintiffs have petitioned the court to direct Ingeominas to cancel such concession contracts on the ground that AGAC has violated the Code of Natural Resources. If plaintiffs prevail and Ingeominas is ordered to cancel AGAC’s three core concession contracts, the company would be required to abandon the La Colosa project and all of AGAC’s other existing mining concession contracts and pending proposals for new mining concession contracts would also be cancelled. If the Third Administrative Court issues an adverse ruling against AGAC, the ruling can be appealed.

As no settlement was reached at a special conciliation hearing (Pacto de Cumplimiento) held on 27 April 2011, the trial has continued and the court is gathering evidence from the parties in preparation for its ruling.

In connection with the Toche Anaima Belt lawsuit, the Superior Court of the District of Ibagué granted the plaintiff a preliminary injunction, suspending the mining concession contracts relating to certain greenfield exploration activities of the Santa Maria-Montecristo project in September 2011. AGAC has appealed the injunction, but the company does not believe that the mining concession contracts at issue constitute a critical path item for the project.

With respect to the Juan Ceballos lawsuit, the plaintiff requested the cancellation of the La Colosa mining project tenements, based on allegations that gold mining represents an environmental risk to the Tolima community. In November 2014, the Court requested that the defendants answer a questionnaire before the Court rules on the matter. AGAC and the Colombian government entities appeared before the Court and answered its questions. AGAC is awaiting a decision in this matter.

Finally, in connection with the Corridors lawsuit, the plaintiffs requested the banning of AGAC’s Corridor Project due to the alleged detrimental environmental impact of the proposed mining in the area. However, AGAC has not proceeded with the Corridor Project due to technical considerations. Accordingly, AGAC has asked the Court to dismiss the lawsuit (without prejudice). AGAC is awaiting a decision.

While plaintiffs in all cases have petitioned the court to cancel concession contracts for the La Colosa mining project, the company believes that courts and judges in Colombia do not have the authority to order such cancellations. Such power, by law, vests solely in the mining authority, which has the discretion to declare concessions void if a contractor breaches applicable environmental laws or regulations. To date, the company is not aware of the Colombian government having ever declared a concession void for these reasons. AGAC continues to oppose, through a variety of integrated legal and political strategies, the class action lawsuits that have been filed against it and believes that the cases are likely to be resolved favorably.

•

Cortolima’s injunction against AGAC: On 11 March, 2013, Cortolima issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa exploration activities, AGAC was operating without proper permits and regulatory permission and was engaging in drilling and other activities that were having negative effects on the environment. On 22 March, 2013, AGAC appealed against the injunction, seeking an annulment of the action and the restoration of AGAC’s rights to continue exploration activities in the area. On 27 May 2013, AGAC’s request to have the injunction order annulled was denied by the Director of Cortolima and, as a result, the injunction remains in place. On 31 August 2013, AGAC presented before the State Council its claim for the annulment of the injunction and rights re-establishment. This matter is pending admission. While the injunction remains in place, AGAC is unable to engage in certain activities related to the La Colosa Project.

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

•

Department of the Environment, Housing and Territorial Development (DoE) v. AngloGold Ashanti Colombia S.A.: On April 29, 2009, the DoE opened an investigation against AGAC and brought a list of charges against it for carrying out exploratory activities at the La Colosa project without having obtained the applicable permit to partially or temporarily use the soil of a forest reserve that was designated as a restricted area. In 2010, while conducting its investigation the DoE also proceeded to update the existing mining terms of reference, which set forth the environmental studies and other environmental activities that each mining company is required to conduct in connection with the exploration phase of its respective mining project. The new terms of reference specify that exploration may not be carried out in restricted areas without a permit sanctioning such exploration. The DoE then resolved that AGAC was in breach of the 2010 terms of reference and issued a fine against the company. AGAC subsequently filed an action against the DoE in the Administrative Superior Court of the Cundinamarca District to annul the fine. Since April 16, 2012 the process has been with the Court Office for admission. In November of 2012, AGA filed a tutela action, which is a legal action alleging a violation of AGA’s constitutional rights. This process often is used to push for a rapid decision by the courts regarding an ongoing dispute. A hearing on the tutela has not yet been scheduled. AGAC has paid the fine of US$ 70,000 while awaiting the results of the legal actions filed.

Should the DoE’s fine ultimately be upheld by the courts, Ingeominas would then have the discretion to terminate AGAC’s three core mining concession contracts relating to the La Colosa project.

•

La Colosa Human Rights Litigation: In November 2014, the Personero (Ombudsman) of Ibague filed suit against the Colombian government in the Inter-American Court of Human Rights. This Court is an autonomous judicial institution whose purpose is the application and interpretation of the American Convention on Human Rights (Colombia, along with many other Central and South American countries, has ratified this Convention). The suit alleges that the government has failed to protect the interests of the peoples of Ibague by issuing permits for the La Colosa project and by failing to resolve the legal challenges that have been pending for an extended period of time. Although AGAC is not a party to the suit, it is important to the development of the La Colosa project. The first step in the litigation process is for the Court to decide whether to accept the case. If the case is accepted, the government will have to defend itself against the lawsuit and will be bound by the findings of the Court. AGAC is currently assessing this process in order to defend its interests.

GHANA

•

Westchester Resources Limited (Westchester) / Africore Ghana Limited (Africore) vs. AngloGold Ashanti (Ghana) Limited (AGAG): This matter arises from two identical exploration agreements concluded between each of Westchester Resources Limited (“Westchester”) and Africore Ghana Limited (“Africore”) (together referred to as “the Plaintiffs”) and AngloGold Ashanti (Ghana) Limited (“AGAG”) on 31 October 2000. In each agreement, the Plaintiff, the holder of a Prospecting license from the Minerals Commission, granted to AGA, the right to explore the concession for a year. The Plaintiffs commenced separate actions in the High Court claiming that AGAG breached the agreements. The cases were consolidated and heard as such. On 31 March 2011 the High Court, Accra, gave judgement in favour of the Plaintiffs and awarded US$17,400,000 damages against AGAG for breach of the agreements. AGAG filed an appeal to the Court of Appeal and subsequently applied to the trial Court for an order for a stay of execution of judgement pending the hearing and determination of the appeal. The Court of Appeal subsequently altered the High Court decision by ordering AGAG to pay each Plaintiff the sum of US$1 million and deposit US$4 million with the Registrar for investment pending the determination of the appeal. On 20 December, 2012, the Court of Appeal affirmed the judgement of High Court and dismissed AGAG’s appeal. AGAG filed an appeal to the Supreme Court contesting the decision of the High Court as affirmed by the Court of Appeal. The hearing on the appeal was fixed for 8 July 2014, however on that day the court adjourned the hearing indefinitely. We await a new hearing date. AGA has attempted to settle this matter on three occasions at US$2 million, US$4 million and US$6 million respectively, but the Plaintiffs have rejected each proposal.

•

Pompora Treatment Plant Litigation: On 2 April 2013, AGAG received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due in the High Court by 31 October 2013. AGAG is allowing some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued the Company by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. To date, plaintiffs have failed to amend their writ and file their statement of claim with the High Court. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

•

Mining and Building Contractors Limited: On 11 October 2011 AGAG terminated Mining and Building Contractors Limited’s (“MBC”) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi. The Parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 23 July 2013 and 20 February 2014, AGAG was served with writs issued by MBC claiming a total of US$97 million. AGAG filed a conditional entry of appearance and a motion of stay of proceedings pending arbitration. On 5 May 2014 the court denied our application to submit the matter to arbitration. AGA subsequently appealed this decision to the Court of Appeal. We further filed a Stay of Proceedings at the lower court which was granted on 11 June 2014. On 2 October 2014 we were notified that the records had been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case. The matter remains pending.

•

Ghanaian tax authorities v. AngloGold Ashanti (Ghana) Limited (AGAG): In Ghana, AGAG received tax assessments of $28 million as of 31 December 2013 in respect of the 2006-2008 and 2009-2011 tax years, following an audit by the tax authorities related to indirect taxes on various items. AGAG believes that the indirect taxes were not properly assessed and has lodged an objection to the assessment. AGAG has subsequently met with the Commissioner-General and provided its position in writing together with the relevant supporting documentation. AGAG has yet to receive a response from the Commissioner-General.

GUINEA

•

Government of Guinea (National Claim Commission) v. Société AngloGold Ashanti Goldfields de Guinée SA (SAG): A national claim recovery commission established by the government has demanded that SAG pay $43 million in dividends and penalties that would allegedly have been owed to the government for the accounting years 2004 – 2007. SAG opposes the claim. The two parties had originally decided to submit their dispute to an independent audit firm to be appointed by a common accord; however, the independent audit firm was never appointed. In December 2010, the national claim recovery commission was disbanded and the matter was turned over to the Inspector General of the Ministry of Finance. This matter has been dormant since it was handed over to the Inspector General.

TANZANIA

•

Jackson Manyelo & others vs. Geita Gold Mining Limited (GGM): In January 2007, the plaintiffs filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of Tshs9.6 billion (approximately $6 million). The parties then attempted to solve the matter through mediation, but were unsuccessful. The matter is currently being heard in the Mwanza High Court: it is not known when the Court will issue a decision.

DIVIDENDS

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividend payments to quarterly rather than half-yearly. However, in 2014, the Company has reverted to half-yearly dividend timetables.

Dividends may be declared in any currency at the discretion of the AngloGold Ashanti board or AngloGold Ashanti shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities. Moreover, fluctuations in the exchange rates of the US dollar may affect the US dollar price of the ADSs on the NYSE. For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D.: Exchange controls” and “Item 10E.: Taxation – Taxation of dividends”.

Dividends declared (in the ordinary course from trading and non trading profits) to foreign shareholders are not subject to the approval by the South African Reserve Bank (SARB) in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign shareholders from both trading and non-trading profits earned in South Africa by publicly listed companies.Dividends in specie or special dividends may require SARB approval prior to declaration and payment to foreign shareholders.

AngloGold Ashanti has not declared dividends since the first quarter of 2013, but it expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008 (as amended), the amount of reserves available for dividend, based on the going-concern assessment, any restrictions placed on AngloGold Ashanti by debt facilities, protection of existing credit rating and other factors.

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

Refer “Item 18 – Financial Statements – Note 39 “Subsequent Events””.

ITEM 9: THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE		NYSE(1)
Year ended 31 December	High	Low	High	Low
	(South African cents per ordinary share)		(US dollars per ADS)
Annual information
2010	36,631	26,640	52.86	34.11
2011	39,182	27,333	51.69	38.97
2012	36,500	25,199	47.17	29.51
2013	27,048	11,401	31.88	11.14
2014	20,952	8,836	19.53	7.45

2013
First quarter	27,048	21,031	31.88	23.08
Second quarter	21,796	13,075	23.55	13.08
Third quarter	15,478	11,401	15.23	11.62
Fourth quarter	16,524	11,545	16.49	11.14

2014
First quarter	20,952	12,187	19.53	11.36
Second quarter	19,599	15,779	18.79	15.32
Third quarter	20,005	13,360	18.69	11.95
Fourth quarter	13,659	8,836	12.22	7.45

September 2014	18,395	13,360	16.88	11.95
October 2014	13,659	8,916	12.22	8.07
November 2014	11,282	9,382	10.32	8.40
December 2014	10,490	8,836	9.44	7.45
January 2015	13,899	9,838	12.38	8.41
February 2015	14,999	12,482	13.12	11.07
March 2015(2)	13,470	10,470	11.37	8.44

(1)	Each ADS represents one ordinary share.
(2)	Through 23 March 2015.

See “Item 7A.: Major shareholders” for the number of ADSs outstanding at 31 December 2014.

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

NATURE OF TRADING MARKET

The principal trading markets for AngloGold Ashanti’s ordinary shares are the New York Stock Exchange, in the form of ADSs, under the symbol “AU” and the JSE Limited, in the form of ordinary shares, under the symbol “ANG”.

AngloGold Ashanti’s ordinary shares are also listed on the Ghana Stock Exchange under the symbol “AGA”, the Australian Securities Exchange, in the form of Chess Depositary Interests (each representing one-fifth of an ordinary share) under the symbol “AGG” and on the Ghana Stock Exchange, in the form of Ghanaian Depositary Shares or GhDSs (each representing one one-hundredth of an ordinary share) under the symbol “AADS”. In September 2014 the company delisted from the London Stock Exchange and terminated the related depositary interest programme with effect from 15 October 2014.

9D.	SELLING SHAREHOLDERS

Not applicable.

9E.	DILUTION

Not applicable.

9F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10A.	SHARE CAPITAL

Authorised and Issued Shares

At the annual general meeting of shareholders held on 15 May 2009, shareholders approved an increase in the company’s authorised ordinary share capital. AngloGold Ashanti’s authorised and issued share capital as of 31 December 2014 and 23 March 2015 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorised	Issued
		23 March 2015	31 December 2014
Ordinary shares at par value of R0.25 each	600,000,000	404,436,403	404,010,360
E ordinary shares at par value of R0.25 each	4,280,000	-	-
A redeemable preference shares at par value of R0.50 each	2,000,000	2,000,000	2,000,000
B redeemable preference shares at par value of R0.01 each	5,000,000	778,896	778,896

All of the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

The table below details changes in the issued ordinary share capital of AngloGold Ashanti since 31 December 2011 through 31 December 2014.

Period to	Description	Number of Shares
31 December 2011		382,242,343
Ordinary shares issued during 2012	AngloGold Share Incentive Scheme	945,641
	Employee Share ownership programme – on conversion of E ordinary shares	132,978
31 December 2012		383,320,962
Ordinary shares issued during 2013	AngloGold Share Incentive Scheme	930,743
	Employee Share ownership programme – on conversion of E ordinary shares	236,701
	Conversion of Mandatory Convertible Bond issued in 2010, matured on 15 September 2013	18,140,000
31 December 2013		402,628,406
Ordinary shares issued during 2014	AngloGold Share Incentive Scheme	304,032
	Employee Share ownership programme – on conversion of E ordinary shares	1,077,922
31 December 2014		404,010,360

A and B Redeemable Preference shares

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti’s wholly-owned subsidiary. AngloGold Ashanti’s Memorandum of Incorporation provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

E ordinary shares

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, the BEE transaction). The E ordinary shares will not be listed.

All the E ordinary shares have vested and were cancelled in exchange for ordinary shares in accordance with the amended cancellation formula during the 2014 financial year. There are as at 31 December 2014 no E ordinary shares in issue. A Special Resolution to cancel the E ordinary shares is being proposed to the shareholders at the Annual General Meeting on 6 May 2015.

The table below details changes in the E-ordinary issued share capital of AngloGold Ashanti since 31 December 2011 through 31 December 2014.

Period to	Description	Number of Shares
31 December 2011		2,582,962
2012 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(965,210)
31 December 2012		1,617,752
2013 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(905,746)
31 December 2013		712,006
2014 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(712,006)
31 December 2014		-

Unissued shares

In terms of a general authority from shareholders in annual general meeting, granted on 14 May 2014, the directors of the Company are authorised to allot and issue, for such purposes and on such terms as they may, in their discretion, determine, ordinary shares of 25 SA cents each (shares) in the authorised but unissued share capital of the Company up to a maximum of 5 percent of the number of shares in issue from time to time. The directors annually seek renewal of such authority at the annual general meeting, and the next renewal will be requested at the annual general meeting to be held on 6 May 2015.

Authorised but unissued ordinary Shares under the control of the directors – amounting to 5 percent of Issued shares from time to time	20,200,518
Authorised but unissued ordinary shares attributable to the share incentive scheme (balance of – 17,000,000 total scheme allocation pursuant to shares issued from 15 October 2008)	11,099,761

10B.	MEMORANDUM OF INCORPORATION

On 1 May 2011, the South African Companies Act 71 of 2008 (as amended) (the Act) came into effect. In terms of the Act, companies were granted a two year period to amend their constitutional documents (previously referred to as the Memorandum and Articles of Association, but known under the Act as a Memorandum of Incorporation (MoI)), in order to harmonise such constitutional documents with the Act or adopt a new MoI. At a general meeting held on 27 March 2013, shareholders voted to adopt a new MoI for AngloGold Ashanti (which was subsequently amended by special resolution of shareholders passed at the annual general meeting held on 14 May 2014).

At the Annual General Meeting, AngloGold Ashanti is seeking approval from the shareholders to cancel, and remove from its authorized share capital, the E Ordinary shares in their entirety, the reason being that the BEE transaction, in terms of which the E Ordinary shares were held, reached its full period and all the E ordinary shares were exchanged for ordinary shares during November 2014. As at 31 December 2014, no E ordinary shares were in issue.

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

This summary does not contain all the information pertaining to the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the MoI, the rights of holders of AngloGold Ashanti’s ordinary shares are governed by the JSE Listings Requirements, the Act and the Companies Regulations, 2011, promulgated under the Act (Regulations), which include the Takeover Regulations. Further, the rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See “Item 10C: Material Contracts – The Deposit Agreement”.

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

At every annual general meeting one-third of the non- executive directors will retire by rotation, or if their number is not a multiple of three, then the number nearest to but not less than one third. The directors so to retire at every annual general meeting will be those who have been the longest in office since their last election. Directors retiring by rotation are eligible for re-election. Directors who voluntarily decide not to make themselves available for re-election may be counted towards the one-third of directors required to retire at the relevant annual general meeting.

The MoI contains no provision for directors to hold qualification shares. The MoI does not impose an age limit for the retirement of directors.

Remuneration

In accordance with the Act, the MoI provides that the directors are entitled to such remuneration for their services as directors as AngloGold Ashanti’s shareholders may approve by special resolution in a general meeting or annual general meeting within the previous two years of the date of payment of such remuneration. If a director is employed in any other capacity, or holds an executive office or performs services that, in the opinion of the board, are outside the scope of the ordinary duties of a director, he may be paid such additonal remuneration as a disinterested quorum of directors may reasonably determine.

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

Share Rights, Preferences and Restrictions

Allotment and Issue of Ordinary Shares

Subject to the JSE Listings Requirements, the Act and/or with approval of shareholders in general meeting, unissued ordinary shares must be offered to existing ordinary shareholders, pro rata to their shareholdings, unless they are issued for the acquisition of assets. The shareholders in general meeting may authorise the AngloGold Ashanti board to issue any unissued ordinary shares as the AngloGold Ashanti board in their discretion think fit.

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

Although not stated in the MoI, dividends may be declared in any currency at the discretion of the board. Currently, dividends are declared in and paid in South African rands, and also paid in Australian dollars, Ghanaian cedis or United Kingdom pounds. Registered holders of AngloGold Ashanti ADSs are paid dividends in US dollars by The Bank of New York Mellon as depositary, in accordance with the Deposit Agreement. See “Item 10C: Material Contracts – The Deposit Agreement”.

Holders of E ordinary shares would be entitled to receive a dividend equal to 50 percent of the dividend per ordinary share and the residual 50 percent of the dividend would be offset against the loan value of the E ordinary shares. As previously indicated, no E ordinary shares are currently in issue and it is being proposed that the authorised E ordinary shares be cancelled.

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

Although not stated in the MoI, but subject to the JSE Listings Requirements, any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors may at the time of declaring the dividend determine and direct.

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

As indicated above, it is being proposed that shareholders approve the cancellation of the E ordinary shares at the Annual General Meeting of AngloGold Ashanti on 6 May 2015, following which the E ordinary shares shall be removed from the authorised share capital of AngloGold Ashanti. Although no E ordinary shares are currently in issue, the voting rights attaching the E ordinary shares are as follows:

Holders of E ordinary shares would have the right to vote at all general meetings and would be entitled to appoint a proxy to attend, speak and vote at any meeting on their behalf and the proxy didn’t need to be a shareholder. To the extent that holders of E ordinary shares will not be entitled to veto any resolution that would otherwise have been capable of being passed or not by the required majority of votes of holders of ordinary shares and subject to the JSE Listings Requirements holders of E ordinary shares was not to be counted for categorisation purposes in terms of section 9 of the JSE Listings Requirements. These limitations on the E ordinary shares were a function of shareholder approval and the JSE Listings Requirements.

The A redeemable preference shares have similar voting rights to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with resolutions directly affecting these preference shares or in limited circumstances affecting AngloGold Ashanti as a whole, such as disposal of substantially all of the company’s assets, winding up AngloGold Ashanti or reducing the company’s share capital.

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

The directors are authorised, subject to any requirements of the JSE Listings Requirements and the MoI, to increase or decrease the number of authorised shares of any class of shares, reclassify any shares that have been authorised but not issued, classify any unclassified shares that have been authorised but not issued, and determine the preferences, rights, limitations or other terms of any class of authorised shares or amend any preferences, rights, limitations or other terms as determined. However, such capital amendments require an amendment to the MoI and the JSE Listings Requirements currently does not allow the MoI to be amended to give effect to such capital amendments, without the approval of ordinary shareholders by special resolution.

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

•	the A redeemable preference and B redeemable preference shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner; and
•	the ordinary shares confer the right to participate equally in any surplus arising from the liquidation of all other assets of AngloGold Ashanti. This applied equally to the E ordinary shares.

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

Disclosure of Interest in Shares

Under South African law, a person must notify AngloGold Ashanti within three business days after that person acquires a beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to 5 percent, 10 percent, 15 percent or any further whole multiple of 5 percent of the issued securities of that class or disposes of any beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that the result of the disposition the person no longer holds a beneficial interest in securities amounting to a particular multiple of 5 percent of issued securities of that class. When AngloGold Ashanti has received the notice referred to above it must file a copy with the Takeover Regulation Panel and report the information to holders of the relevant class of securities unless the notice concerned a disposition of less than 1 percent of the class of securities.

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

AngloGold Ashanti is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5 percent of the total number of ordinary shares issued by AngloGold Ashanti together with the extent of those beneficial interests.

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

Description of ADSs

The Bank of New York Mellon issues AngloGold Ashanti’s American Depositary Shares, or ADSs. Please see “Item 10C: Material Contracts”.

10C.	MATERIAL CONTRACTS

Revolving Credit Facilities

General

On 17 July 2014, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, entered into a credit agreement (the US$ Revolving Credit Agreement) with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto as lenders. The US$ Revolving Credit Agreement provides for a $1.0 billion revolving credit facility (the US$ Revolving Credit Facility) available for drawing in US dollars. As of 23 March 2015, we have drawn $100 million under the US$ Revolving Credit Facility.

On 25 July 2014, AngloGold Ashanti Australia Limited entered into a credit agreement (the A$ Revolving Credit Agreement), as borrower with Commonwealth Bank of Australia, as facility agent, and certain financial institutions party thereto as lenders. The A$ Revolving Credit Agreement provides for a A$0.5 billion revolving credit facility (the A$ Revolving Credit Facility) available for drawing in Australian dollars. As of 23 March 2015, we have drawn A$275 million under the A$ Revolving Credit Facility.

On 3 December 2013, AngloGold Ashanti Limited entered into a credit agreement (the ZAR Revolving Credit Agreement), as borrower with Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders. This ZAR Revolving Credit Agreement was subsequently amended on 9 September 2014 to align it with both the US$ and A$ Revolving Credit Agreements. The ZAR Revolving Credit Agreement provides for a ZAR 1.5 billion revolving credit facility (the ZAR Revolving Credit Facility) available for drawing in South African Rands. As of 23 March 2015, we have drawn ZAR992 million under the ZAR Revolving Credit Facility.

Guarantees

The US$ Revolving Credit Facility is guaranteed by AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated. The obligations of AngloGold Ashanti USA Incorporated, in its capacity as a guarantor, are subject to certain limitations set forth in the US$ Revolving Credit Agreement in order to comply with applicable U.S. laws. The guarantees constitute unconditional obligations of the guarantors and rank at least pari passu with all other future unsecured obligations of the guarantors, except for obligations mandatorily preferred by law.

The A$ Revolving Credit Facility is guaranteed by AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc. The guarantees constitute unconditional obligations of the guarantors and rank at least pari passu with all other future unsecured obligations of the guarantors, except for obligations mandatorily preferred by law.

Security

The obligations under all the Revolving Credit Agreements are unsecured.

Amount and repayment of borrowings

Loans under the US$ Revolving Credit Facility must be for a minimum of $10 million (or for the balance of the undrawn total commitments at the time of the drawing), and no more than 1 loan may be outstanding at any time. Each loan must be repaid on the last day of the loan’s interest period, which can be a period of one, two, three or six months or any other period agreed by AngloGold Ashanti Holdings plc, in its capacity as obligors’ agent, and the lenders. All loans must be repaid in full on the final maturity date. The final maturity date is17 July 2019

Loans under the A$ Revolving Credit Facility must be for a minimum of A$10 million (or for the balance of the undrawn total commitments at the time of the drawing), and no more than 10 loans may be outstanding at any time. Each loan must be repaid on the last day of the loan’s interest period, which can be a period of one, two, three or six months or any other period agreed by AngloGold Ashanti Australia Limited. All loans must be repaid in full on the final maturity date. The final maturity date is 25 July 2019

Loans under the ZAR Revolving Credit Facility must be for a minimum of ZAR 100 million (or for the balance of the undrawn total commitments at the time of the drawing), and no more than 14 loans may be outstanding at any time. Each loan must be repaid on the last day of the loan’s interest period, which can be a period of one, two, three or six months or any other period agreed by AngloGold Ashanti Limited. All loans must be repaid in full on the final maturity date. The final maturity date is 3 December 2018.

Interest rates and fees

The annual interest rate on loans drawn under the US$ Revolving Credit Facility is calculated based on LIBOR, plus a margin that varies between 0.95 percent and 2.20 percent per annum depending on the long-term debt rating of AngloGold Ashanti Limited, and certain mandatory costs. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the loan was made.

The annual interest rate on loans drawn under the A$ Revolving Credit Facility is calculated based on BBSY, plus a margin that varies between 1.50 percent and 2.50 percent per annum depending on the long-term debt rating of AngloGold Ashanti Limited, and certain mandatory costs. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the loan was made.

The annual interest rate on loans drawn under the ZAR Revolving Credit Facility is calculated based on JIBAR, plus a margin of 1.20 percent per annum and certain mandatory costs. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the loan was made.

The borrowers under the US$ Revolving Credit Facility are required to pay a commitment fee equal to 35 percent of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrowers are also required to pay a utilisation fee of 0.15 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.30 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two thirds of the total commitments then in effect) or 0.45 percent per annum (if the aggregate outstanding loans are equal to or greater than two thirds of the total commitments then in effect).

The borrower under the A$ Revolving Credit Facility is required to pay a commitment fee equal to 50 percent of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment during the commitment period.

The borrower under the ZAR Revolving Credit Facility is required to pay a commitment fee equal to 0.45 percent of the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrowers are also required to pay a utilisation fee of 0.20 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two thirds of the total commitments then in effect) or 0.60 percent per annum (if the aggregate outstanding loans are equal to or greater than two thirds of the total commitments then in effect).

Financial covenant applicable to all Revolving Credit Facilities (RCF)

The Revolving Credit Agreements include a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the Revolving Credit Agreements) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the Revolving Credit Agreement, for one six month period subject to certain criteria. Refer Item 18: note 38 “Capital Management” for the formulae used in terms of the RCF’s to test compliance with the covenants.

Change of control

If a lender so requires, the commitment of such lender under a Revolving Credit Agreement will be cancelled and the participation of such lender in all outstanding loans, together with accrued interest and all other amounts accrued, will become immediately due and payable in case any person or group of persons acting in concert becomes (directly or indirectly) the beneficial owner of more than 50 percent of the issued share capital of AngloGold Ashanti Limited.

Undertakings applicable to all Revolving Credit Agreements

The Revolving Credit Agreements contain negative pledge covenants, including restrictions on the granting of security, a change of business of AngloGold Ashanti Limited and its subsidiaries, acquisitions or participations in joint ventures and mergers and disposals.

The Revolving Credit Agreements also contain, among others, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental laws, and other obligations requiring each of AngloGold Ashanti Limited and its subsidiaries to maintain its corporate existence and qualifications to conduct its business as currently conducted in all applicable jurisdictions and to maintain insurance coverage.

The covenants are subject to exceptions and materiality thresholds.

Events of default applicable to all Revolving Credit Agreements

The Revolving Credit Agreements contain events of default including failure to make payment of amounts due, breach of obligations under the loan documents, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business, failure of any of the borrowers to be a wholly-owned subsidiary of AngloGold Ashanti Limited and the occurrence of a material adverse change in the business and financial condition of the borrowers and guarantors under the Revolving Credit Agreements, or AngloGold Ashanti and its subsidiaries as a whole, or in the ability of the borrowers and guarantors to perform their payment obligations under the loan documents. The occurrence of an event of default could result in the immediate and automatic cancellation of all commitments and the acceleration of all payment obligations under the Revolving Credit Agreements and the other loan documents.

The above description is only a summary of certain provisions of the Revolving Credit Agreements and is qualified in its entirety by reference to the provisions of the Revolving Credit Agreements, a copy of each is attached hereto as Exhibit 19.4.4 and is incorporated herein by reference.

Notes

2013 Notes

On 30 July, 2013, AngloGold Ashanti Holdings plc (“AGAH”), issued $1,250 million 8.500% Notes due 2020 (the “2013 Notes”). The interest on the 2013 Notes is payable semi-annually on 15 January and 15 January of each year, commencing on 15 January, 2014. AGAH may on any one or more occasions redeem all or part of the 2013 Notes at a redemption price based on a “make-whole” premium. At any time and from time to time on or after 30 July 30, 2016, AGAH may redeem the 2013 Notes, in whole or in part, at redemption prices varying based on the period during which the redemption occurs. In addition, at any time and from time to time prior to 30 July, 2016, AGAH may redeem up to 35% of the original principal amount of the 2013 Notes with the net proceeds from certain equity offerings by AngloGold Ashanti Limited, at a price of 108.500% of the aggregate principal amount thereof, plus accrued and unpaid interest. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2013 Notes. The 2013 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH has agreed to observe certain covenants with respect to the 2013 Notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge certain of their respective material assets to secure certain borrowings, create or incur liens on certain of their material property, engage in sale and leaseback transactions and incur indebtedness. In case of a change of control of the guarantor and a rating downgrade, within a specified period, of the 2013 Notes by two rating agencies, holders of the 2013 Notes have the right to require the issuer to repurchase all or any part of their 2013 Notes in cash for a value equal to 101% of the aggregate principal amount of 2013 Notes repurchased, plus accrued and unpaid interest, if any, on the 2013 Notes repurchased to the date of purchase.

The offering of the 2013 Notes was registered under the Securities Act. The 2013 Notes were listed on the New York Stock Exchange.

2012 Notes

On 30 July, 2012, AGAH, issued $750 million 5.125% Notes due 2022 (the “2012 Notes”). The interest on the 2012 Notes is payable semi-annually on 1 February and 1 August of each year, commencing on 1 February, 2013. AGAH may on any one or more occasions redeem all or part of the 2012 Notes, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2012 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2012 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2012 Notes. The 2012 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH has agreed to observe certain covenants with respect to the 2012 Notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2012 Notes below an investment grade rating by two rating agencies, holders of the 2012 Notes have the right to require the issuer to repurchase all or any part of their 2012 Notes in cash for a value equal to 101% of the aggregate principal amount of 2012 Notes repurchased, plus accrued and unpaid interest, if any, on the 2012 Notes repurchased to the date of purchase.

The offering of the 2012 Notes was registered under the Securities Act. The 2012 Notes were listed on the New York Stock Exchange.

2010 Notes

On 28 April, 2010, AGAH, issued $700 million 5.375% Notes due 2020 and $300 million 6.500% Notes due 2040 (together, the “2010 Notes”). The interest on the 2010 Notes is payable semi-annually on 15 April and 15 October of each year, commencing on 15 October, 2010. AGAH may on any one or more occasions redeem all or part of the 2010 Notes, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2010 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2010 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 25 basis points with respect to the 2010 Notes maturing in 2020 and 30 basis points with respect to the 2010 Notes maturing in 2040, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2010 Notes. The 2010 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH has agreed to observe certain covenants with respect to the 2010 Notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, pledge its assets to secure certain borrowings and create or incur liens on its property. In case of a change of control of the guarantor and a downgrade, within a specified period, of a series of 2010 Notes below an investment grade rating by two rating agencies, holders of the 2010 Notes have the right to require the issuer to repurchase all or any part of their 2010 Notes in cash for a value equal to 101% of the aggregate principal amount of 2010 Notes repurchased, plus accrued and unpaid interest, if any, on the 2010 Notes repurchased to the date of purchase.

The offering of the 2010 Notes was registered under the Securities Act. The 2010 Notes were listed on the New York Stock Exchange.

For further information, see “Note 27: Borrowings” to our Annual Financial Statements included in Item 18 of this Annual Report, “Item 5B.: Liquidity and Capital Resources” and “Item 19: Exhibits to Form 20-F”.

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

Cash

The Bank of New York Mellon will convert any cash dividend or other cash distribution (in South African rands) that AngloGold Ashanti pays on ordinary shares into US dollars (unless AngloGold Ashanti pays such dividend or cash distribution in US dollars) and distribute to registered holders of ADSs. . If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York Mellon may distribute non-US currency only to those ADS holders to whom it is possible to make this type of distribution.

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

Government officials have from time to time stated their intentions to relax South Africa’s exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the then Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted. Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty if and when the government will remove exchange controls in their entirety or how the controls may continue to change over time.

The comments below relate, in general, to exchange controls in place at the date of this annual report.

Investments in South African companies

A foreign investor may invest freely in ordinary shares in a South African company. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review and approval by the SARB when the consideration is in cash, but may require SARB review and approval in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

Dividends

Dividends declared to foreign stockholders in public companies as listed on the Johannesburg Stock Exchange are not subject to the approval of the SARB. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Voting rights

There are no limitations imposed by South African law or by the Memorandum of Incorporation of AngloGold Ashanti on the rights of non-South African shareholders to vote their ordinary shares.

Overseas financing, interest and investments

Interest on foreign loans, if paid from cash generated from operations in South Africa, may be remittable abroad, provided that the loans and the payment of the relevant interest in respect of such loans have received prior SARB approval.

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

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended 31 December 2014 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterised as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares (or ADSs).

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

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments including dividends and gross sale proceeds to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN or W-8B3N-E) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

TREASURY POLICY

Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Executive Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and exposure to the group’s counterparties.

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

Under the treasury and risk management policy, treasury reports are produced at the following minimum intervals for review by management and the board of directors.

•	Daily	Treasurer
•	Monthly	Executive Committee
•	Quarterly	Audit and Risk Committee, Board of Directors and shareholder reports

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

IFRS guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

•

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2014 (2013: $2m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.

•

All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date reported as gains or losses on derivatives in earnings in the period in which they occur.

Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market will be reflected upon settlement as a component of operating cash flows.

As at 31 December 2014 and 2013 the group had no outstanding commitments against future production as a result of the elimination of the hedge book during 2010.

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

As at 31 December 2014 and 2013, the group had no open forward exchange or currency option contracts in its currency hedge position.

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

Cash and loans advanced maturity profile

		2014				2013
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	$	-	-	274	0.10	-	-	432	0.10
	ZAR	611	5.30	156	4.00	536	4.90	178	3.43
	AUD	-	-	17	3.00	-	-	32	3.00
	BRL	-	-	36	10.86	-	-	33	8.14
	ARS	-	-	5	23.00	-	-	9	18.00

Borrowings maturity profile

	Within one year		Between one and two years		Between two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$124	5.1	95	1.8	9	2.4	2,975	6.7	3,203
ZAR	1,135	7.1	777	7.1	100	10.2	396	13.8	2,408
BRL	3	9.1	1	6.7	2	4.1	1	2.9	7
AUD	-	-	146	4.8	167	4.8	-	-	313

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total Borrowings amount (million)
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %
	$124	5.1	97	1.8	2,982	6.7	3,203
ZAR	1,135	7.1	802	7.2	471	13.3	2,408
BRL	3	9.1	1	3.0	3	2.9	7
AUD	-	-	176	4.8	137	4.8	313

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

The combined maximum credit risk exposure at balance sheet date amounts to $679 million for financial assets (2013: $887 million) and $9 million for financial guarantees (2013: $10 million). Credit risk exposure netted by open derivative positions with counterparts was nil (2013: nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group’s financial instruments, as measured at 31 December 2014 and 2013, are as follows (assets (liabilities)):

	31 December 2014		31 December 2013
(millions)	Carrying Amount $	Fair value $	Carrying Amount $	Fair value $
Cash and cash equivalents	468	468	648	648
Restricted cash	51	51	77	77
Short-term borrowings	(175)	(175)	(213)	(213)
Short-term borrowings at fair value	(48)	(48)	(45)	(45)
Long-term borrowings	(2,173)	(2,058)	(2,325)	(2,138)
Long-term borrowings at fair value	(1,325)	(1,325)	(1,308)	(1,308)
Listed investments - available for sale	47	47	49	49
Listed investments - held to maturity	7	9	6	8
Unlisted investments - held to maturity	72	72	77	77
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents

The carrying amounts approximate fair value.

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

The following is the fair value of the derivative (liabilities)/assets split by accounting designation:

	31 December 2012
	Liabilities
(millions)	Balance Sheet location	Non-hedge Accounted $	Total $

Option component of convertible bonds	Non-current liabilities - derivatives	(9)	(9)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(10)	(10)

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2014	2013
(millions)	$	$

Unrealised
Other commodity contracts	15	93
Embedded derivatives	-	1

Gain (loss) on non-hedge derivatives and other commodity contracts	15	94

Other comprehensive income

(millions)	Accumulated other comprehensive income as of 1 January 2014 $	Changes in fair value recognised in 2014 $	Reclassification adjustments $	Accumulated other comprehensive income as of 31 December 2014 $

Derivatives designated as
Capital expenditure	(2)	-	-	(2)

Before tax totals	(2)	-	-	(2)

After tax totals	(1)	-	-	(1)

(millions)	Accumulated other comprehensive income as of 1 January 2013 $	Changes in fair value recognised in 2013 $	Reclassification adjustments $	Accumulated other comprehensive income as of 31 December 2013 $

Derivatives designated as
Capital expenditure	(3)	1	-	(2)

Before tax totals	(3)	1	-	(2)

After tax totals	(2)	1	-	(1)

Maturity profile of derivatives, at carrying value

(millions)	Total $	2012 Assets $	Liabilities $

Amounts to mature within twelve months of balance sheet date	-	-	-
Amounts maturing between one and two years	(9)	-	(9)
Amounts maturing between two and five years	-	-	-
Amounts to mature thereafter	(1)	-	(1)

Total	(10)	-	(10)

$1.25bn bonds

The $1.25bn 8.500% bonds due 2020 valuation is primarily linked to market interest rates. A change of +0.5% and -0.5% in market interest rates will generally impact the fair value of the $1.25bn liability in a stable environment by -$25m and +$25m respectively.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2014 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2014

	Change in exchange rate	Change in borrowings Total
		$M

Debt
ZAR denominated (R/$)	Spot (+R1.50)	(21)
ARS denominated (ARS/$)	Spot (+ARS0.5)	-
AUD denominated (AUD/$)	Spot (+AUD0.1)	(19)

	2014

	Change in exchange rate	Change in borrowings Total
		$M

Debt
ZAR denominated (R/$)	Spot (-R1.50)	28
ARS denominated (ARS/$)	Spot (-ARS0.5)	-
AUD denominated (AUD/$)	Spot (-AUD0.1)	23

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable

12B.	Warrants and Rights

Not applicable

12C.	Other Securities

Not applicable

12D.	American Depositary Shares

12D.3	Depositary Fees and Charges

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

For further information, refer to “Item 10C.: Material Contracts – The Deposit Agreement”.

12D.4	Depositary Payments for 2014

For the year ended 31 December 2014, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $789,579 (2013: $587,059) mainly for investor relations related expenses.

PART II

ITEM 13:   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE

OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures: As of 31 December 2014 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13(a) – 15(e) and 15(d) – 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

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

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of the Evaluation Date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework and related illustrative documents released on 14 May 2013. Based on this assessment, and using those criteria, management concluded that the company’s internal control over financial reporting was effective as of the Evaluation Date.

(c)

Changes in Internal Control over Financial Reporting: The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that its books and records accurately reflect transactions and that established policies and procedures are followed. There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) – 15 during the year ended 31 December 2014 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

(d)

Attestation Report of the Registered Public Accounting Firm: The Company’s independent registered accounting firm, Ernst & Young Inc., has issued an attestation report on the effectiveness of the company’s internal control over financial reporting. This report appears below.

/s/ KC Ramon

Kandimathie Christine Ramon

Chief Financial Officer

/s/ S Venkatakrishnan

Srinivasan Venkatakrishnan

Chief Executive Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of AngloGold Ashanti Limited and our report dated 02 April 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Inc.

Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

02 April 2015

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the Audit and Risk Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of King III, which became effective in March 2010, and the requirements of the Companies Act of 2008, which became effective on 1 May 2011. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that Prof. Wiseman Nkuhlu is the Audit and Risk Committee’s financial expert. Three of the four members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit, risk and corporate governance disciplines. Subsequent to year-end, Mr Albert Garner and Ms Maria Richter were appointed to the Audit and Risk Committee, subject to election by the shareholders at the Annual General Meeting of 6 May 2015.

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

The whistle-blowing policy provides channels for employees to report acts and practices that are in conflict with the company’s code of business principles and ethics or are unlawful, including financial malpractice or dangers to the public or the environment. Reports may be made to management or through several mediums including the intranet, internet, telephone, short messaging system (sms), fax and post. All reports not made to management are administered by a third party, Tip-Offs Anonymous, to ensure independence of the process. Reported cases are relayed to management through internal audit. A report is provided by internal audit to the Serious Concerns Committee on a quarterly basis and Audit and Risk Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The whistle-blowing policy encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or other management including legal, compliance, human resources or internal audit.

The code of business principles and ethics for employees and directors and the code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers are available on the company’s website at

http://www.anglogoldashanti.com/en/About-Us/corporategovernance/Pages/default.aspx

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended 31 December 2014, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2014 and 2013.

(in millions)	2014 $	2013 $
Audit fees(1)	6.65	7.97
Audit-related fees(2)	2.26	4.72
Tax fees(3)	0.34	0.48
All other fees(4)	0.13	-
Total	9.38	13.17

Rounding may result in computational differences.

(1)

The Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services.
(3)	Tax fees include fees billed for tax advice and tax compliance services.
(4)	All other fees include non-audit services.

Audit and Risk Committee Pre-approval Policies and Procedures

It is the policy of AngloGold Ashanti to maintain compliance with the requirements of the various applicable legislation and good governance practices when appointing or assigning work to the Company’s external auditor. Non-audit services may not be undertaken without an employee of AngloGold Ashanti obtaining the pre-approval of the Audit and Risk Committee as is laid out in the procedures relating to the pre-approval process.

The Audit and Risk Committee has delegated the approval authority to the chairman of the committee, Rhidwaan Gasant or his designated official. The approval may take the form of a written or oral instruction, and in the case of an oral instruction this would be ratified at the next Audit and Risk Committee meeting. On a quarterly basis a summary of all approvals and work to date is tabled at the Audit and Risk Committee meeting.

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2014 were reviewed and approved according to the procedures above. None of the services provided during 2014 were approved under the de minimis exception allowed under the Exchange Act.

No work was performed by persons other than the principal accountant’s employees in respect of the audit of AngloGold Ashanti’s financial statements for 2014.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2014.

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

The Nominations Committee of AngloGold Ashanti is made up of non-executive directors as required by the JSE Listings Requirements. The Chairman of the Committee is the Chairman of the Board, who although non-executive was not independent until around November 2014 when he was no longer a participant in AngloGold Ashanti’s BEE transaction.

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

ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (“the Company”) as of 31 December 2014, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Kibali (Jersey) Limited (“Kibali”), a corporation in which the Company has a 50 percent interest. In the consolidated financial statements, the Company’s investment in Kibali is stated at $1,369 million, $1,241 million and $797 million as of 31 December 2014, 2013 and 2012, respectively. The Company’s equity in the net income/(loss) of Kibali is stated at $72 million , $26 million and $(1) million for the years ended 31 December 2014, 2013 and 2012, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at 31 December 2014, 2013, and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 02 April 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

02 April 2015

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED

Group – income statement

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

Figures in millions	Notes	2014	2013	2012
		US Dollars

Revenue	3	5,378	5,708	6,632
Gold income	2,3	5,218	5,497	6,353
Cost of sales	4	(4,190)	(4,146)	(3,964)
Gain (loss) on non-hedge derivatives and other commodity contracts	37	15	94	(35)
Gross profit	2	1,043	1,445	2,354
Corporate administration, marketing and other expenses	5	(92)	(201)	(291)
Exploration and evaluation costs		(144)	(255)	(395)
Other operating expenses	6	(28)	(19)	(47)
Special items	7	(260)	(3,410)	(402)
Operating profit (loss)		519	(2,440)	1,219
Dividends received	3	-	5	7
Interest received	3	24	39	43
Exchange (loss) gain		(7)	14	8
Finance costs and unwinding of obligations	8	(278)	(296)	(231)
Fair value adjustment on $1.25bn bonds		(17)	(58)	-
Fair value adjustment on option component of convertible bonds		-	9	83
Fair value adjustment on mandatory convertible bonds		-	356	162
Share of associates and joint ventures’ loss	9	(25)	(162)	(30)
Profit (loss) before taxation		216	(2,533)	1,261
Taxation	12	(255)	333	(346)
(Loss) profit for the year		(39)	(2,200)	915

Allocated as follows
Equity shareholders		(58)	(2,230)	897
Non-controlling interests		19	30	18
		(39)	(2,200)	915

Basic (loss) earnings per ordinary share (cents)	13	(14)	(568)	232

Diluted (loss) earnings per ordinary share (cents)	13	(14)	(631)	177

ANGLOGOLD ASHANTI LIMITED

Group – statement of comprehensive income

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

Figures in million	2014	2013	2012
	US Dollars

(Loss) profit for the year	(39)	(2,200)	915

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(201)	(433)	(92)
Net loss on available-for-sale financial assets	-	(23)	(27)
Release on impairment of available-for-sale financial assets (note 7)	2	30	16
Release on disposal of available-for-sale financial assets	(1)	(1)	-
Cash flow hedges	-	1	-
Deferred taxation thereon	(1)	2	6
	-	9	(5)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss) gain recognised	(22)	69	(14)
Deferred taxation rate change thereon	-	-	(9)
Deferred taxation thereon	6	(20)	3
	(16)	49	(20)

Other comprehensive loss for the year, net of tax	(217)	(375)	(117)

Total comprehensive (loss) income for the year, net of tax	(256)	(2,575)	798

Allocated as follows
Equity shareholders	(275)	(2,605)	780
Non-controlling interests	19	30	18
	(256)	(2,575)	798

ANGLOGOLD ASHANTI LIMITED

Group – statement of financial position

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

Figures in millions	Notes	2014	2013	2012
		US Dollars
ASSETS
Non-current assets
Tangible assets	15	4,863	4,815	7,776
Intangible assets	16	225	267	315
Investments in associates and joint ventures	18	1,427	1,327	1,047
Other investments	19	126	131	167
Inventories	20	636	586	610
Trade and other receivables	22	20	29	79
Deferred taxation	30	127	177	97
Cash restricted for use	23	36	31	29
Other non-current assets	21	25	41	7
		7,485	7,404	10,127
Current assets
Other investments	19	-	1	-
Inventories	20	888	1,053	1,213
Trade and other receivables	22	278	369	472
Cash restricted for use	23	15	46	35
Cash and cash equivalents	24	468	648	892
		1,649	2,117	2,612
Non-current assets held for sale	25	-	153	-
		1,649	2,270	2,612

Total assets		9,134	9,674	12,739
EQUITY AND LIABILITIES
Share capital and premium	26	7,041	7,006	6,742
Accumulated losses and other reserves		(4,196)	(3,927)	(1,269)
Shareholders’ equity		2,845	3,079	5,473
Non-controlling interests		26	28	21
Total equity		2,871	3,107	5,494
Non-current liabilities
Borrowings	27	3,498	3,633	2,724
Environmental rehabilitation and other provisions	28	1,052	963	1,238
Provision for pension and post-retirement benefits	29	147	152	221

Trade, other payables and deferred income	31	15	4	10
Derivatives	37	-	-	10
Deferred taxation	30	567	579	1,084
		5,279	5,331	5,287
Current liabilities
Borrowings	27	223	258	859
Trade, other payables and deferred income	31	695	820	979
Bank overdraft	24	-	20	-
Taxation	32	66	81	120
		984	1,179	1,958

Non-current liabilities held for sale	25	-	57	-
		984	1,236	1,958

Total liabilities		6,263	6,567	7,245

Total equity and liabilities		9,134	9,674	12,739

ANGLOGOLD ASHANTI LIMITED

Group – statement of cash flows

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

Figures in millions	Notes	2014	2013	2012
		US Dollars

Cash flows from operating activities
Receipts from customers		5,351	5,709	6,523
Payments to suppliers and employees		(3,978)	(4,317)	(4,173)
Cash generated from operations	33	1,373	1,392	2,350
Dividends received from joint ventures		-	18	72
Taxation refund	32	41	23	54
Taxation paid	32	(194)	(187)	(507)
Net cash inflow from operating activities		1,220	1,246	1,969

Cash flows from investing activities
Capital expenditure
- project capital		(289)	(594)	(779)
- stay-in-business capital		(724)	(907)	(1,146)
Interest capitalised and paid		(1)	(5)	(12)
Expenditure on intangible assets		(5)	(68)	(79)
Proceeds from disposal of tangible assets		31	10	5
Other investments acquired		(79)	(91)	(97)
Proceeds from disposal of other investments		73	81	86
Investments in associates and joint ventures		(65)	(472)	(349)
Proceeds from disposal of associates and joint ventures		-	6	20
Loans advanced to associates and joint ventures		(56)	(41)	(65)
Loans repaid by associates and joint ventures		20	33	1
Dividends received		-	5	7
Proceeds from disposal of subsidiary	25, 34	105	2	6
Cash in subsidiary acquired	34	-	-	5
Cash in subsidiary disposed	34	-	-	(31)
Cash balances in assets held for sale		2	(2)	-
Acquisition of subsidiary and loan	34	-	-	(335)
Decrease (increase) in cash restricted for use		24	(20)	(3)
Interest received		21	23	36
Loans advanced		-	-	(45)
Net cash outflow from investing activities		(943)	(2,040)	(2,775)

Cash flows from financing activities
Proceeds from issue of share capital		-	-	2
Proceeds from borrowings		611	2,344	1,432
Repayment of borrowings		(761)	(1,486)	(217)
Finance costs paid		(245)	(200)	(145)
Acquisition of non-controlling interest		-	-	(215)
Revolving credit facility and bond transaction costs		(9)	(36)	(30)
Dividends paid		(17)	(62)	(236)
Net cash (outflow) inflow from financing activities		(421)	560	591

Net decrease in cash and cash equivalents		(144)	(234)	(215)
Translation		(16)	(30)	(5)
Cash and cash equivalents at beginning of year		628	892	1,112
Cash and cash equivalents at end of year	24	468	628	892

ANGLOGOLD ASHANTI LIMITED

Group – statement of changes in equity

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

Figures in million	Equity holders of the parent
	Share capital and premium	Other capital reserves (1)	Accumulated losses (2)	Cash flow hedge reserve (3)	Available- for-sale reserve (4)	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non- controlling interests	Total equity

US Dollars
Balance at 31 December 2011	6,689	171	(1,351)	(2)	18	(73)	(469)	4,983	137	5,120
Profit for the year			897					897	18	915
Other comprehensive loss					(5)	(20)	(92)	(117)		(117)
Total comprehensive income (loss)	-	-	897	-	(5)	(20)	(92)	780	18	798
Shares issued	53							53		53
Share-based payment for share awards net of exercised		15						15		15
Acquisition of non-controlling interest(5)			(144)					(144)	(71)	(215)
Disposal of subsidiary(6)								-	(45)	(45)
Dividends paid (note 14)			(215)					(215)		(215)
Dividends of subsidiaries								-	(17)	(17)
Translation		(9)	7			3		1	(1)	-
Balance at 31 December 2012	6,742	177	(806)	(2)	13	(90)	(561)	5,473	21	5,494
Loss for the year			(2,230)					(2,230)	30	(2,200)
Other comprehensive income (loss)				1	8	49	(433)	(375)		(375)
Total comprehensive (loss) income	-	-	(2,230)	1	8	49	(433)	(2,605)	30	(2,575)
Shares issued(7)	264							264		264
Share-based payment for share awards net of exercised(8)		(13)						(13)		(13)
Dividends paid (note 14)			(40)					(40)		(40)
Dividends of subsidiaries								-	(23)	(23)
Translation		(28)	15		(3)	16		-		-
Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107
Loss for the year			(58)					(58)	19	(39)
Other comprehensive loss						(16)	(201)	(217)		(217)
Total comprehensive loss	-	-	(58)	-	-	(16)	(201)	(275)	19	(256)
Shares issued	35							35		35
Share-based payment for share awards net of exercised		6						6		6
Dividends of subsidiaries								-	(21)	(21)
Translation		(10)	10		(1)	1		-		-
Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871

(1)

Other capital reserves includes a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $12m (2013: $14m; 2012: $17m), surplus on equity transaction of joint venture of $36m (2013: $36m; 2012: $36m), share of associates and joint ventures’ other comprehensive loss of $1m (2013: $2m; 2012: $1m), equity items for share-based payments of $82m (2013: $85m; 2012: $123m) and other reserves.

(2)	Included in accumulated losses are retained earnings totaling $184m (2013: $83m; 2012: $181m) arising at equity accounted investments which may not be remitted without third party consent.
(3)

Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges that expired in prior periods. The cash flow hedge reserve shall remain in equity and will unwind over the life of Serra Grande mine.

(4)	Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.
(5)

On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for $220m less $5m for dividends declared and paid to minorities.

(6)	In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery (Pty) Limited, resulting in Rand Refinery (Pty) Limited being reported as an associate.
(7)	Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.
(8)	Includes reassessment of estimated vesting profile related to the accelerated share options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

ANGLOGOLD ASHANTI LIMITED

Notes to the consolidated financial statements

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

1	ACCOUNTING POLICIES

Statement of compliance

The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB) in the English language, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial reporting Pronouncements as issued by Financial Reporting Standards Council, JSE listings requirements and in the manner required by the South African Companies Act, 2008.

New standards and interpretations issued

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2014. The new standards, interpretations and amendments effective from 1 January 2014 had no impact on the group.

AngloGold Ashanti Limited is in the process of assessing the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted.

1.1	BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year.

The group financial statements are presented in US dollars.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies.

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

The acquisition of non-controlling interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling interests’ fair value of its share at the date of acquisition is reflected as a transaction between owners.

Disclosures for non-controlling interests are assessed by reference to consolidated non-controlling interest.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Carrying value of goodwill and tangible assets

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:

•	changes in proved and probable Ore Reserve;
•	the grade of Ore Reserve may vary significantly from time to time;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites; and
•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

•	It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;
•	The group can identify the component of the orebody for which access has been improved; and
•	The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio of the component or components to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the orebody to which these assets relate.

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

The carrying amount of goodwill in the consolidated financial statements at 31 December 2014 was $142m (2013: $154m; 2012: $195m). The carrying amount of tangible assets at 31 December 2014 was $4,863m (2013: $4,815m; 2012: $7,776m). The impairment and derecognition of goodwill and tangible assets recognised in the consolidated financial statements for the year ended 31 December 2014 were nil (2013: $15m; 2012: nil) and $4m (2013: $2,978m; 2012: $356m) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Carrying values of the group at 31 December 2014:

•	deferred tax asset: $127m (2013: $177m; 2012: $97m);
•	deferred tax liability: $567m (2013: $579m; 2012: $1,084m);
•	taxation liability: $66m (2013: $81m; 2012: $120m); and
•	taxation asset: $25m (2013: $51m; 2012: $54m).

Unrecognised value of deferred tax assets: $563m (2013: $414m; 2012: $89m).

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

The carrying amount of the rehabilitation obligations for the group at 31 December 2014 was $851m (2013: $728m; 2012: $841m).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2014 was $1,106m (2013: $1,125m; 2012: $1,309m).

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

The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2014 was $169m (2013: $229m; 2012: $243m).

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

The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at 31 December 2014 was $122m (2013: $111m; 2012: $221m).

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

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the SAMREC code.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The income statement charge for the year was $39m (2013: $30m; 2012: $66m).

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

Firstly, when a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on loans and equity are reported under share of profit and loss from investments accounted for using the equity method.

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

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

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

•	all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
•	other reserves, other than those translated above, are converted at the official closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.

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

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio and the average mine costs per tonne of the component to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody to which these assets relate.

The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of the component per tonne of ore mined from the component or components. The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine stripping ratio and the average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.

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

•

Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location.

•

Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable Ore Reserve after which the expenditure is capitalised as a mine development cost.

•

Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

Intangible assets

Acquisition and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity-accounted joint ventures and associates is included within the carrying value of the investment which is tested for impairment when indicators exist.

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

Internally-developed software is capitalised when it meets the criteria for capitalisation. Other software development expenditure is charged to the income statement when incurred. Software is amortised on a straight-line basis over its useful life which is determined to be the lesser of the license period of the software; the manufacturer’s announced upgrade that management intends to implement; or 3 years. Useful lives are reviewed, and adjusted if appropriate, annually.

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

Exploration and research expenditure

Pre-license costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognise a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

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

In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Fair value measurements

The group measures financial instruments at fair value at each reporting date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

For the purpose of fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

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

Group analysis by origin is as follows:

Figures in million	Net operating assets			Total assets (2)(3)
US Dollars	2014	2013	2012	2014	2013	2012
South Africa(1)	1,754	1,941	2,619	2,124	2,325	3,082
Continental Africa(4)	1,424	1,339	3,184	3,239	3,391	4,846
Australasia(1)	672	776	684	906	1,108	1,045
Americas(1)	1,838	1,627	2,315	2,409	2,203	2,878
Other, including non-gold producing subsidiaries	37	39	60	456	647	888
	5,725	5,722	8,862	9,134	9,674	12,739

Non-current assets considered material, by country are:

South Africa				1,908	*2,098	*2,786
Foreign entities				5,263	*4,927	*7,041
DRC				1,369	1,241
Ghana						1,388*
Tanzania						1,058
Australia				743	878
Brazil				730	726*	1,059*
United States				805
Other				1,616	2,082*	3,536*

*	The comparatives have been amended to exclude post-employment benefit assets and cash restricted for use.

Figures in million	Amortisation			Capital expenditure
US Dollars	2014	2013	2012	2014	2013	2012
South Africa	258	253	302	264	451	583
Continental Africa(2)	281	254	285	454	839	925
Australasia	150	98	36	91	285	369
Americas(2)	192	201	213	394	410	409
Other, including non-gold producing subsidiaries	8	8	9	6	8	36
	889	814	845	1,209	1,993	2,322
Equity-accounted investments included above	(103)	(15)	(10)	(191)	(411)	(303)
	786	799	835	1,018	1,582	2,019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	SEGMENTAL INFORMATION continued

	Gold production (attributable) (000oz)
	2014	2013	2012
South Africa	1,223	1,302	1,212
Continental Africa	1,597	1,460	1,521
Australasia	620	342	258
Americas	996	1,001	953
	4,436	4,105	3,944

Figures in million	Gold income
US Dollars	2014	2013	2012
Geographical analysis of gold income by origin is as follows:
South Africa	1,527	1,810	2,013
Continental Africa(2)	2,105	2,111	2,609
Australasia	785	441	426
Americas	1,270	1,425	1,656
	5,687	5,787	6,704
Equity-accounted investments included above	(469)	(290)	(351)
(note 3)	5,218	5,497	6,353
Foreign countries included in the above and considered material are:
Brazil	684	758	851
Ghana		642	772
Tanzania	605	640	906
Geographical analysis of gold income by destination is as follows:
South Africa	3,065	2,944	3,600
North America	704	1,064	1,197
Australia	775	435	426
Asia	414	399	387
Europe	429	355	404
United Kingdom	300	590	690
	5,687	5,787	6,704
Equity-accounted investments included above	(469)	(290)	(351)
(note 3)	5,218	5,497	6,353

Figures in million	Gross profit (loss)(5)
US Dollars	2014	2013	2012
South Africa	216	510	651
Continental Africa(2)	469	475	959
Australasia	125	(9)	78
Americas(2)	309	516	736
Corporate and other	-	-	41
	1,119	1,492	2,465
Equity-accounted investments included above	(76)	(47)	(111)
	1,043	1,445	2,354

(1)	Total assets includes allocated goodwill of $10m (2013: $10m; 2012: $13m) for South Africa, $124m (2013: $136m; 2012: $159m) for Australasia and $8m (2013: $8m; 2012: $23m) for Americas (note 16).
(2)	Includes equity-accounted investments.
(3)

In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental Africa, whilst in 2013, $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m).

(4)	As at 31 December 2013, total assets included assets held for sale in respect of Navachab Mine of $153m (note 25).
(5)

The group’s segment profit measure is gross profit, which excludes the results of associates and joint ventures. For a reconciliation of gross profit to profit before taxation, refer to group income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars
3	REVENUE
	Revenue consists of the following principal categories:
	Gold income (note 2)	5,218	5,497	6,353
	By-products (note 4)	132	149	206
	- silver income	69	80	95
	- uranium income	47	54	90
	- sulphuric acid income	15	13	19
	- other	1	2	2
	Dividends received	-	5	7
	Royalties received (note 7)	4	18	23
	Interest received (note 33)	24	39	43
	- loans and receivables(1)	9	23	13
	- available-for-sale and held-to-maturity investments	6	8	5
	- cash and cash equivalents	9	8	25

		5,378	5,708	6,632
	(1) Interest received from loans and receivables comprises:	2	1	1
	- related parties	-	5	4
	- unwinding of long-term receivables	7	17	8
	- other loans	9	23	13

4	COST OF SALES
	Cash operating costs(1)	3,240	3,247	3,129
	Insurance reimbursement	-	-	(30)
	By-products revenue (note 3)	(132)	(149)	(206)
		3,108	3,098	2,893
	Royalties	131	129	164
	Other cash costs	33	43	35
	Share scheme and related costs	20	27	43
	Total cash costs	3,292	3,297	3,135
	Retrenchment costs	24	69	10
	Rehabilitation and other non-cash costs	94	18	67
	Production costs	3,410	3,384	3,212
	Amortisation of tangible assets (notes 15 and 33)	750	775	830
	Amortisation of intangible assets (notes 16 and 33)	36	24	5
	Total production costs	4,196	4,183	4,047
	Inventory change	(6)	(37)	(83)
		4,190	4,146	3,964
	(1) Cash operating costs comprise:
	- salaries and wages	1,105	1,231	1,186
	- stores and other consumables	702	747	746
	- fuel, power and water	659	641	670
	- contractors	531	632	560
	- other	243	(4)	(33)
		3,240	3,247	3,129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars
5	CORPORATE ADMINISTRATION, MARKETING AND OTHER EXPENSES
	Corporate administration expenses	80	183	236
	Marketing expenses	1	6	10
	Share scheme and related costs	11	12	45
		92	201	291

6	OTHER OPERATING EXPENSES
	Pension and medical defined benefit provisions	6	14	37
	Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	15	5	10
	Other expenses	7	-	-
		28	19	47

7	SPECIAL ITEMS
	Impairment and derecognition of goodwill, tangible and intangible assets (notes 13, 15 and 16)	10	3,029	346
	Impairment of other investments (notes 13)	2	30	16
	Impairment of other receivables	1	-	1
	Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 20)	2	216	-
	Write-down of consumable stores inventories	5	-	-
	Net inventory write-off at Geita due to fire	-	1	-
	Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (notes 13)	(25)	(2)	15
	Profit on partial disposal of Rand Refinery (Pty) Limited (note 13)	-	-	(14)
	Royalties received (note 3)(1)	(4)	(18)	(23)
	Indirect tax expenses and legal claims(2)	19	43	40
	Legal fees and other costs related to contract terminations and settlement costs(3)	30	19	21
	Retrenchment and related costs(4)	210	24	-
	Costs on early settlement of convertible bonds and transaction costs on the $1.25bn bonds and standby facility	-	61	-
	Write off of a loan (Sokimo)	-	7	-
	Loss on sale of Navachab mine (note 25)	2	-	-
	Write off of deferred loan fees	8	-	-
		260	3,410	402

(1)	Includes the Tau Lekoa royalty of $4m (2013: $5m; 2012: $5m) and Boddington royalty of nil (2013: $13m; 2012: $18m).
(2)	Indirect tax expenses and legal claims include the following:
- net impairment for non-recovery of VAT and fuel duties in Argentina, Brazil, Colombia, Guinea, Senegal and Tanzania of $19m (2013: $43m; 2012: $29m); and
- the Westchester/Africore Limited legal claim of $11m in 2012.
(3)	Legal fees and other costs related to contract terminations and settlement cost include the following:
- Mongbwalu termination costs of $29m (2013: $15m; 2012: nil);
- the Mining & Building Contractors Limited (MBC) termination costs of nil (2013: $1m; 2012: $17m)
- contract settlement costs of $4m in 2012; and
- other movements of $1m (2013: $3m; 2012: nil).
(4)	The Obuasi mine was transitioned to limited operations during the year, as a result, all the employees were retrenched at a cost of $210m.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars

8	FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	Finance costs
	Finance costs on rated bonds and corporate notes	211	148	74
	Finance costs on convertible bonds	-	18	27
	Finance costs on bank loans and overdrafts	30	43	18
	Finance costs on mandatory convertible bonds	-	26	37
	Amortisation of fees	5	10	15
	Finance lease charges	5	5	6
	Other finance costs	1	2	2
		252	252	179
	Amounts capitalised (note 15)	(1)	(5)	(12)
	Total finance costs	251	247	167

	Unwinding of obligations, accretion of convertible bonds and other discounts
	Unwinding of decommissioning obligation (note 28)	12	13	11
	Unwinding of restoration obligation (note 28)	13	14	17
	Unwinding of other provisions (note 28)	1	2	1
	Accretion of convertible bonds discount	1	20	30
	Discounting of long-term trade and other receivables	-	-	5
	Total unwinding of obligations, accretion of convertible bonds and other discounts	27	49	64

	Total finance costs, unwinding of obligations, accretion of convertible bonds and other discounts (note 33)	278	296	231

9	SHARE OF ASSOCIATES AND JOINT VENTURES’ LOSS

	Revenue	519	334	383
	Operating costs, special items and other expenses	(523)	(315)	(326)
	Net interest received	6	4	2
	Profit before taxation	2	23	59
	Taxation	(22)	(21)	(30)
	(Loss) profit after taxation	(20)	2	29
	Impairment of investments in associates (note 18)	(22)	(14)	(20)
	Impairment of investments in joint ventures (notes 13 and 18)	(6)	(181)	(39)
	Loss on disposal of loan to joint venture (notes 13 and 18)	-	-	(2)
	Reversal of impairment in associate (notes 13 and 18)	3	-	2
	Reversal of impairment in joint venture (notes 13 and 18)	20	31	-
	(note 33)	(25)	(162)	(30)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars
10	EMPLOYEE BENEFITS

	Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits	1,175	1,321	1,298
	Health care and medical scheme costs
	- current medical expenses	70	72	77
	- defined benefit post-retirement medical expenses	10	13	36
	Pension and provident plan costs
	- defined contribution	60	64	69
	- defined benefit pension plans	-	11	9
	Retrenchment costs	234	82	10
	Share-based payment expense (note 11)	39	30	66
	Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	1,588	1,593	1,565
	Actuarial defined benefit plan expense analysis
	Defined benefit post-retirement medical
	- current service cost	-	1	1
	- interest cost	10	12	13
	- recognised past service cost	-	-	22
		10	13	36
	Defined benefit pension plans
	- current service cost	4	6	7
	- interest cost	20	24	27
	- interest income	(24)	(21)	(25)
	- recognised past service cost	-	2	-
		-	11	9
	Actual return on plan assets
	- defined benefit pension and medical plans	26	64	45

Refer to note 35 for details of Directors’ and Prescribed Officers’ emoluments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars
11	SHARE-BASED PAYMENTS

	Share incentive schemes
	No new share incentive schemes were approved by the shareholders of AngloGold Ashanti Limited during the current financial year. New awards were made under the amended BSP and LTIP plans. The total cost relating to employee share incentive schemes was $39m (2013: $30m; 2012: $66m) and is made up as follows:
	Employee Share Ownership Plan (ESOP) - Free shares	-	3	4
	Employee Share Ownership Plan (ESOP) - E ordinary shares to employees	-	2	4
	Bonus Share Plan (BSP)	27	24	37
	Long Term Incentive Plan (LTIP)	10	(1)	21
	Share Retention Bonus Scheme	2	2	-
	Total share-based payment expense	39	30	66
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

The company also undertook an empowerment transaction with a black economic empowerment investment vehicle, Izingwe, in 2006.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS continued

Equity-settled share incentive schemes continued

Employee Share Ownership Plan (ESOP) continued

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
•

the life span of the scheme was extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum pay out on vesting of the E ordinary shares has been set at R40.00 each and a maximum pay out of R70.00 each per E ordinary share for Izingwe and R90.00 each for members of the Bokamoso ESOP (i.e. employees), including the impact of the 50% of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti Limited and its shareholders.

The total incremental fair value of awards granted was R29.14 per share and was included in earnings up to the vesting date in 2014. The company recorded a charge of $12m in 2011 to earnings as a result of the modification.

The award of free ordinary shares to employees

The fair value of each free share awarded on 1 November each year was as follows:

Award date	2006	2007	2008	2011
Calculated fair value	R320.00	R305.99	R188.48	R306.99

The fair value was equal to the market value at the date-of-grant. Dividends declared and paid to the trust were accrued and paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vested from 2009 and each subsequent year up to the expiry date of 1 November 2014.

Accordingly, for the awards issued, the following information is available:

	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)

	2014		2013		2012
Awards outstanding at beginning of year	5,171	-	154,757	-	326,906	-
Awards reallocated during the year	486	-	726	-	10,311	-
Awards lapsed during the year	(486)	-	(726)	-	(10,311)	-
Awards exercised during the year	(5,171)	-	(149,586)	-	(172,149)	-
Awards outstanding at end of year	-	-	5,171	-	154,757	-

During 2014, the rights to a total of 486 (2013: 726; 2012: 10,311) shares were surrendered by the participants. A cumulative total of nil (2013: 9,720; 2012: 10,968) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was nil (2013: $3m; 2012: $4m).

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

Dividends declared in respect of the E ordinary shares were firstly allocated to cover administration expenses of the trust, where after they accrued and were paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a six-year period which commenced on the third anniversary of the original 2006 award, the company cancelled the relevant number of E ordinary shares as stipulated by a cancellation formula.

Any E ordinary shares that remained in that tranche were converted to ordinary shares for the benefit of employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS continued

Equity-settled share incentive schemes continued

Accordingly, for the E ordinary shares issued, the following information is available:

	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)

	2014		2013		2012
Awards outstanding at beginning of year	362,006	312.56	917,752	313.31	1,532,962	315.31
Awards granted during the year	-	312.56	-	-	-	-
Awards reallocated during the year	3,444	312.56	2,664	310.30	32,064	312.97
Awards lapsed during the year	(3,444)	312.56	(2,664)	310.30	(32,064)	312.97
Awards converted during the year	(362,006)	312.56	(555,746)	312.57	(615,210)	313.39
Awards outstanding at end of year	-	-	362,006	312.56	917,752	313.31

The weighted average exercise price was calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date, the exercise price was calculated at the modified price of R320.00 less dividend apportionment. The income statement charge for the year was less than $1m (2013: $2m; 2012: $4m).

During 2013, the rights to a total of 3,444 (2013: 2,664; 2012: 32,064) shares were surrendered by participants. A total of 362,006 (2013: 555,746; 2012: 615,210) E ordinary shares were converted into 154,299 (2013: 145,018; 2012: 84,446) ordinary shares during the year. A total of nil (2013: nil; 2012: nil) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

The award of E ordinary shares to Izingwe

Before the modification of the scheme the average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. After the modification the average fair value of the E ordinary shares granted to Izingwe was R44.61 per share. Dividends declared in respect of the E ordinary shares were accrued and paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a six-year period which commenced on the third anniversary of the award, the company cancelled the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares that remained in that tranche were converted to ordinary shares for the benefit of Izingwe.

Accordingly, for the awards issued, the following information is available:

	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)

	2014		2013		2012
E ordinary shares outstanding at beginning of year	350,000	322.56	700,000	323.31	1,050,000	325.31
E Ordinary shares converted during the year	(350,000)	322.56	(350,000)	322.56	(350,000)	323.31
E ordinary shares outstanding at end of year	-	-	350,000	322.56	700,000	323.31

The weighted average exercise price was calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date, the exercise price was calculated at the modified price of R330.00 less dividend apportionment. $19m was expensed at inception of the scheme in 2006.

A total of 350,000 (2013: 350,000; 2012: 350,000) E ordinary shares were converted into 149,733 (2013: 91,683; 2012: 48,532) ordinary shares during the year. A total of nil (2013: nil; 2012: nil) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS continued

Equity-settled share incentive schemes continued

The award of E ordinary shares to Izingwe continued

The Black-Scholes option-pricing model used the following assumptions, at grant date:

Award date	2006	2007	2008	2011
Risk-free interest rate	7.00%	7.00%	7.00%	6.63%
Dividend yield	2.30%	2.06%	1.39%	0.99%
Volatility factor of market share price	36.00%	33.00%	35.00%	33.50%

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the joint control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years’ service for awards granted prior to 2008. For BSP awards granted between 2008 and 2012, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years. For BSP awards granted from 2013 onwards, 50% will vest after one year and the remaining 50% will vest after two years. The additional 20% retention award for holding the shares for 36 months falls away, and is replaced by the matching shares being a 120% as opposed to a 100%. For executives, the same principal will apply but the matching will be at 150%.

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

Accordingly, for the awards issued, the following information is available:

Award date (unvested awards and awards vested during the year)	2011	2012	2013	2014
Calculated fair value	R340.00	R 328.59	R 226.46	R 198.05
Vesting date 50% (2010, 2011, 2012 at 40%)	21 Feb 2012	21 Feb 2013	13 Mar 2014	24 Feb 2015
Vesting date 50% (2010, 2011, 2012 at 60%)	21 Feb 2013	21 Feb 2014	13 Mar 2015	24 Feb 2016
Vesting date (conditional 20%)	21 Feb 2014	21 Feb 2015	-	-
Expiry date	20 Feb 2021	20 Feb 2022	12 Mar 2023	23 Feb 2024

	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)

	2014		2013		2012
Awards outstanding at beginning of year	2,598,887	-	2,156,456	-	1,825,378	-
Awards granted during the year	1,983,469	-	1,300,968	-	993,146	-
Awards lapsed during the year	(408,491)	-	(212,802)	-	(104,026)	-
Awards exercised during the year	(868,350)	-	(645,735)	-	(558,042)	-
Awards outstanding at end of year	3,305,515	-	2,598,887	-	2,156,456	-
Awards exercisable at end of year	1,328,104	-	1,217,468	-	880,774	-

During 2014, the rights to a total of 408,491 (2013: 212,802; 2012: 104,026) shares were surrendered by the participants. A cumulative total of 112,719 (2013: 158,408; 2012: 22,835) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $27m (2013: $24m; 2012: $37m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS continued

Equity-settled share incentive schemes continued

Long Term Incentive Plan (LTIP)

The LTIP is intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to Executive Directors and selected senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the joint control of AngloGold Ashanti Limited, unless the board excludes such a company.

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

The main performance conditions in terms of the LTIP issued in 2012 are:

•	up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•	up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
•	up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
•	three-years’ service is required.

The main performance conditions in terms of the LTIP issued in 2013 are:

•	up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•	up to 35% of an award will be dependent on the achievement of strategic performance measures that has been set by the Remuneration Committee;
•	up to 15% of an award will be dependent on meeting the free cash flow generated from operations (before project capital) budget; and
•	three-years’ service is required.

The main performance conditions in terms of the LTIP issued in 2014 are:

•	up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•	up to 50% of an award will be dependent on the achievement of strategic performance measures that has been set by the Remuneration Committee;
•	a safety multiplier of 20% will be applied based on safety performance; and
•	three-years’ service is required.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2011	2012	2013	2014
Calculated fair value	R340.00	R328.59	R 226.46	R 198.05
Vesting date	21 Feb 2014	21 Feb 2015	13 Mar 2016	24 Feb 2017
Expiry date	20 Feb 2021	20 Feb 2022	12 Mar 2023	23 Feb 2024

	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)

	2014		2013		2012
Awards outstanding at beginning of year	2,872,630	-	2,330,906	-	1,982,060	-
Awards granted during the year	2,217,675	-	1,815,497	-	983,554	-
Awards lapsed during the year	(916,790)	-	(998,091)	-	(294,216)	-
Awards exercised during the year	(209,153)	-	(275,682)	-	(340,492)	-
Awards outstanding at end of year	3,964,362	-	2,872,630	-	2,330,906	-
Awards exercisable at end of year	355,524	-	357,880	-	250,932	-

The income statement expense for the year was $10m (2013: credit of $1m; 2012: expense of $21m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	SHARE-BASED PAYMENTS continued

Equity-settled share incentive schemes continued

Share Retention Bonus Scheme

This award is specifically to address the retention of executive management. Executives received an additional ad-hoc incentive comprising an LTIP award in March 2013 and a deferred cash portion delivered in August 2014. The scheme is a performance-based share award, equivalent to 60% of the executives’ base pay as at 1 January 2013. Subject to performance criteria, these shares vested during September 2014. The cash portion was 40% of the executives’ base pay (80% for the CFO based on the January 2013 total base pay inclusive of off-shore payments where applicable). The scheme was subject to delivery on key business imperatives and on delivery of adjusted headline earnings above a threshold of 50% of the approved targeted adjusted headline earnings over the performance period. Failure to meet any of the performance criteria resulted in the forfeiture of the retention bonus.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2013
Calculated fair value	R 226.46
Vesting date	Aug 2014
Expiry date	Aug 2017

	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)

	2014		2013
Awards outstanding at beginning of year	159,984	-	-	-
Awards granted during the year	-	-	203,863	-
Awards lapsed during the year	(9,684)	-	(34,923)	-
Awards exercised during the year	-	-	(8,956)	-
Awards outstanding at end of year	150,300	-	159,984	-
Awards exercisable at end of year	150,300	-	-	-

The income statement charge for the year was $2m (2013: $2m; 2012: nil).

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

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2014	2013
Calculated weighted average fair value	R193.34	R 226.46
Vesting date	2016	2015
Expiry date	2024	2023

	Number of shares	Weighted average exercise price (ZAR)	Number of shares	Weighted average exercise price (ZAR)

	2014		2013
Awards outstanding at beginning of year	20,133	-	-	-
Awards granted during the year	50,083	-	20,810	-
Awards lapsed during the year	(1,287)	-	(677)	-
Awards exercised during the year	(12,226)	-	-	-
Awards outstanding at end of year	56,703	-	20,133	-
Awards exercisable at end of year	-	-	-	-

The income statement charge for the year was less than $1m (2013: less than $1m; 2012: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
12 TAXATION

South African taxation
Mining tax	21	7	54
Non-mining tax (1)	5	1	18
Prior year under (over) provision	4	(26)	(3)
Deferred taxation
Temporary differences (2)	(20)	(39)	65
Unrealised non-hedge derivatives and other commodity contracts	4	25	(10)
Change in estimated deferred tax rate (3)	(24)	-	(9)
Change in statutory tax rate (4)	-	-	(131)
	(10)	(32)	(16)
Foreign taxation
Normal taxation	152	160	354
Prior year over provision	(17)	(8)	(9)
Deferred taxation
Temporary differences (2)	130	(453)	(21)
Change in statutory tax rate	-	-	38
	265	(301)	362

	255	(333)	346
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:
	%	%	%
Effective tax rate	118	13	27
Disallowable items
Derivative and other commodity contracts losses and fair value gains	(2)	(3)	6
Share of associates and joint ventures’ loss	(3)	2	(1)
Exploration, corporate and other disallowable expenses (5)	(6)	3	(9)
Foreign income tax allowances and rate differentials	(7)	(2)	(6)
Exchange variation and translation adjustments	(14)	-	(1)
Derecognition of deferred tax assets	(13)	13	-
Non-tax effective losses (5)	(64)	4	(2)
Capital allowances	9	(1)	1
Change in estimated deferred tax rate (3)	11	-	1
Change in statutory tax rate (4)	-	-	8
Other	(1)	(1)	4
Estimated corporate tax rate (1)	28	28	28

(1)	The South African statutory tax rates are as follows:

Non-mining statutory tax rate 28% (2013: 28%; 2012: 28%); and

Maximum statutory mining tax rate 34% (2013: 34%; 2012: 34%) - refer mining formula in footnote 4.

(2)

Included in temporary differences in South African taxation is a tax credit on the impairment, derecognition and disposal of tangible assets of nil (2013: $86m; 2012: $16m). Included in temporary differences of foreign taxation is a net tax credit on the impairment and disposal of tangible assets of $8m (2013: $499m; 2012: $90m) and write-down of inventories of $9m (2013: $68m; 2012: $90m).

(3)

In South Africa, the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group’s current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of $24m (2013: nil; 2012: $9m).

(4)	Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations.

(5)	The comparatives have been amended to separately disclose amounts related to exploration, corporate and other disallowable expenses and non-tax effective losses for improved disclosure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12	TAXATION continued

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

Y = 34 - 170/X (2013: Y = 34 - 170/X; 2012: Y = 34 - 170/X)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

Figures in million	2014	2013	2012
	US Dollars
Analysis of unrecognised tax losses
Tax losses available to be utilised against future profits	-	-	5
- utilisation required within one year	235	171	-
- utilisation required between two and five years	1,635	1,221	263
- utilisation in excess of five years	1,870	1,392	268

Unrecognised value of deferred tax assets: $563m (2013: $414m; 2012: $89m), mainly relating to tax losses incurred at Cripple Creek & Victor, Obuasi and Colombia.

13 (LOSS) EARNINGS PER ORDINARY SHARE	US Cents

Basic (loss) earnings per ordinary share
The calculation of basic (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of ($58m) (2013: ($2,230m); 2012: $897m) and 407,729,050 (2013: 392,625,264; 2012: 386,766,345) shares being the weighted average number of ordinary shares in issue during the financial year.	(14)	(568)	232

Diluted (loss) earnings per ordinary share
The calculation of diluted (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of ($58m) (2013: ($2,560m); 2012: $747m) and 407,729,050 (2013: 405,546,908; 2012: 422,131,159) shares being the diluted number of ordinary shares.	(14)	(631)	177

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:	Number of shares
Ordinary shares	403,339,562	389,184,639	382,757,790
E ordinary shares (1)	585,974	1,460,705	2,392,316
Fully vested options (2)	3,803,514	1,979,920	1,616,239
Weighted average number of shares	407,729,050	392,625,264	386,766,345
Dilutive potential of share options (3)	-	-	1,840,199
Dilutive potential of convertible bonds	-	12,921,644	33,524,615
Diluted number of ordinary shares	407,729,050	405,546,908	422,131,159

Figures in million	US Dollars
In calculating the diluted (loss) earnings attributable to equity shareholders, the following were taken into consideration:
(Loss) profit attributable to equity shareholders	(58)	(2,230)	897
Interest expense of convertible bonds, where dilutive	-	26	63
Amortisation of issue cost and discount of convertible bonds	-	-	32
Fair value adjustment on convertible bonds included in income	-	(356)	(245)
(Loss) profit attributable to equity shareholders used to calculate diluted earnings per share	(58)	(2,560)	747

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

(3)	Share options could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are anti-dilutive in 2014 and 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
13 (LOSS) EARNINGS PER ORDINARY SHARE continued

Headline (loss) earnings
The (loss) profit attributable to equity shareholders was adjusted by the following to arrive at headline earnings:
(Loss) profit attributable to equity shareholders	(58)	(2,230)	897
Impairment and derecognition of tangible and intangible assets (notes 7,15 and 16)	10	3,029	346
Tax on item above	(2)	(915)	(103)
Net amount	8	2,114	243
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (notes 7)	(25)	(2)	15
Tax on item above	8	-	(4)
Net amount	(17)	(2)	11
Impairment of other investments (notes 7 and 19)	2	30	16
Profit on partial disposal of Rand Refinery (Pty) Limited (note 7)	-	-	(14)
Impairment of investments in associates and joint ventures (notes 9 and 18)	1	195	59
Reversal of impairment in associates and joint ventures (notes 9 and 18)	(23)	(31)	(2)
Loss on disposal of loan to joint venture (notes 9 and 18)	-	-	2
Loss on sale of Navachab mine (note 7)	2	-	-
Special items of associates and joint ventures	6	2	(4)
	(79)	78	1,208
Headline earnings is calculated in accordance with Circular 2/2013 as issued by the South African Institute of Chartered Accountants (SAICA).

Headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. Headline earnings as defined in Circular 2/2013 issued by SAICA, separates from earnings all separately identifiable remeasurements. It is not necessarily a measure of sustainable earnings.

	US Cents
Basic headline (loss) earnings per share
The calculation of basic headline (loss) earnings per ordinary share is based on basic headline (losses) earnings of ($79m) (2013: $78m; 2012: $1,208m) and 407,729,050 (2013: 392,625,264; 2012: 386,766,345) shares being the weighted average number of ordinary shares in issue during the year.	(19)	20	312
Diluted headline (loss) earnings per share
The calculation of diluted headline (loss) earnings per ordinary share is based on diluted headline (losses) earnings of ($79m) (2013: ($252m); 2012: $1,058m) and 407,729,050 (2013: 405,546,908; 2012: 422,131,159) shares being the weighted average number of ordinary shares in issue during the year.	(19)	(62)	251

	US Dollars
In calculating diluted headline (loss) earnings, the following were taken into consideration:
Headline (loss) earnings	(79)	78	1,208
Interest expense of convertible bonds, where dilutive	-	26	63
Amortisation of issue cost and discount of convertible bonds	-	-	32
Fair value adjustment on convertible bonds included in income	-	(356)	(245)
Diluted headline (loss) earnings	(79)	(252)	1,058

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
14 DIVIDENDS

Ordinary shares
No. 112 of 200 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (26 US cents per share).	-	-	101
No. 113 of 100 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (12 US cents per share).	-	-	45
No. 114 of 100 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (12 US cents per share).	-	-	47
No. 115 of 50 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (6 US cents per share).	-	-	22
No. 116 of 50 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013 (5 US cents per share).	-	21	-
No. 117 of 50 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013 (5 US cents per share).	-	19	-

E ordinary shares
No. E12 of 100 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (13 US cents per share).	-	-	-
No. E13 of 50 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (6 US cents per share).	-	-	-
No. E14 of 50 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (6 US cents per share).	-	-	-
No. E15 of 25 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (3 US cents per share).	-	-	-
No. E16 of 25 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013 (2.5 US cents per share).	-	-	-
No. E17 of 25 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013 (2.5 US cents per share).	-	-	-
	-	40	215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15	TANGIBLE ASSETS

Figures in million	Mine development costs	Mine infra- structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings	Total
US Dollars

Cost
Balance at 1 January 2012	7,432	3,603	1,050	34	531	72	12,722
Additions
- project capital	133	51	-	-	601	6	791
- stay-in-business capital	624	328	-	2	192	3	1,149
Acquisition of subsidiary (note 34)	-	603	8	-	-	5	616
Disposals	(1)	(26)	-	-	-	-	(27)
Disposal of subsidiary (note 34)	-	(72)	-	-	-	(3)	(75)
Transfers and other movements(1)	111	243	(110)	-	(239)	(1)	4
Finance costs capitalised (note 8)(2)	-	-	-	-	12	-	12
Translation	(165)	(53)	(3)	(1)	(13)	(2)	(237)
Balance at 31 December 2012	8,134	4,677	945	35	1,084	80	14,955

Accumulated amortisation and impairments
Balance at 1 January 2012	3,829	1,783	474	32	49	10	6,177
Amortisation for the year (notes 4 and 33)	541	279	8	-	-	2	830
Impairment and derecognition of assets (notes 7 and 13)(3)	254	87	-	-	15	-	356
Disposals	(1)	(25)	-	-	-	-	(26)
Disposal of subsidiary (note 34)	-	(22)	-	-	-	-	(22)
Transfers and other movements (1)	32	(8)	(41)	-	-	-	(17)
Translation	(95)	(19)	(2)	(1)	(1)	(1)	(119)
Balance at 31 December 2012	4,560	2,075	439	31	63	11	7,179
Net book value at 31 December 2012	3,574	2,602	506	4	1,021	69	7,776

Cost
Balance at 1 January 2013	8,134	4,677	945	35	1,084	80	14,955
Additions
- project capital	60	61	-	-	483	9	613
- stay-in-business capital	530	255	-	-	119	3	907
Disposals	(2)	(57)	-	-	(82)	-	(141)
Transfers and other movements(1)	(494)	310	17	-	(748)	(1)	(916)
Finance costs capitalised (note 8)(2)	-	-	-	-	5	-	5
Translation	(800)	(280)	(24)	(1)	(112)	(8)	(1,225)
Balance at 31 December 2013	7,428	4,966	938	34	749	83	14,198

Accumulated amortisation and impairments
Balance at 1 January 2013	4,560	2,075	439	31	63	11	7,179
Amortisation for the year (notes 4 and 33)	483	282	8	-	-	2	775
Impairment and derecognition of assets (notes 7 and 13)(3)	1,357	964	451	-	196	10	2,978
Disposals	(1)	(31)	-	-	-	-	(32)
Transfers and other movements(1)	(885)	79	12	-	(126)	(3)	(923)
Translation	(496)	(75)	(14)	1	(7)	(3)	(594)
Balance at 31 December 2013	5,018	3,294	896	32	126	17	9,383
Net book value at 31 December 2013	2,410	1,672	42	2	623	66	4,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15	TANGIBLE ASSETS continued

Figures in million	Mine development costs	Mine infra- structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings	Total
US Dollars

Cost
Balance at 1 January 2014	7,428	4,966	938	34	749	83	14,198
Additions
- project capital	19	-	-	-	268	2	289
- stay-in-business capital	428	116	-	1	177	2	724
Disposals	(1)	(25)	-	-	-	-	(26)
Transfers and other movements (1)	(281)	427	31	-	(405)	5	(223)
Finance costs capitalised (note 8) (2)	-	-	-	-	1	-	1
Translation	(355)	(115)	(11)	-	(33)	(4)	(518)
Balance at 31 December 2014	7,238	5,369	958	35	757	88	14,445

Accumulated amortisation and impairments
Balance at 1 January 2014	5,018	3,294	896	32	126	17	9,383
Amortisation for the year (notes 4 and 33)	501	240	7	-	-	2	750
Impairment and derecognition of assets (notes 7 and 13) (3)	1	1	-	-	2	-	4
Disposals	(1)	(23)	-	-	-	-	(24)
Transfers and other movements (1)	(249)	37	(3)	-	(47)	-	(262)
Translation	(225)	(34)	(7)	-	(2)	(1)	(269)
Balance at 31 December 2014	5,045	3,515	893	32	79	18	9,582
Net book value at 31 December 2014	2,193	1,854	65	3	678	70	4,863

Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of nil (2013: nil; 2012: $40m). Included in the amounts for land and buildings are assets held under finance leases with a net book value of $11m (2013: $14m; 2012: $19m).

The majority of the leased assets are pledged as security for the related finance leases.

No assets are encumbered by project finance.

(1)	Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and amounts written off.
Transfers to non-current asset held for sale comprise assets with a net book value of $80m relating to Navachab which were transferred to non-current assets held for sale during 2013.

(2)

The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 0.48% (2013: 5.06%; 2012: 6.54%). Interest capitalised relates to the MLE2 (Mine Life Expansion) project in North America. Interest capitalised in 2013 relates to the Tropicana project in Australia. Capitalisation of interest at Tropicana ceased in the last quarter of 2013 when the mine moved into production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
15 TANGIBLE ASSETS continued

(3) Impairment and derecognition of assets and impairment reversal include the following:

Impairment of cash generating units

South Africa

Moab Khotsong	-	293	-

The Moab cash generating unit impairment is the result of changes to the mine plan following a revision to capital expenditure and from factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Moab’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $290m and for mine infrastructure of $3m. The recoverable amount was determined using a real pre-tax discount rate of 11.2% and was based on the impairment assumptions detailed in this note.

Great Noligwa mine	-	-	31

In 2012, the Great Noligwa cash generating unit impairment resulted from a revised mine plan. Factors such as reduction in Ore Reserve resulting from resource model changes, abandonment of certain areas, grade factors and an increase in the cost of extraction affected the mine plan. As a result, Great Noligwa’s recoverable amount did not support its carrying value and an impairment loss was recognised for mine development of $25m and mine infrastructure of $6m. The recoverable amount was determined using a real pre-tax discount of 13% and was based on the impairment assumptions detailed in his note.

Ghana

Iduapriem	-	74	-

The Iduapriem cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Iduapriem’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $74m. The recoverable amount was determined using a real pre-tax discount rate of 9.6% and was based on the impairment assumptions detailed in this note.

Obuasi	-	993	-

The Obuasi cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Obuasi’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $377m, mine infrastructure of $383m, mineral rights and dumps of $231m and assets under construction of $2m. The recoverable amount was determined using a real pre-tax discount rate of 8% and was based on the impairment assumptions detailed in this note.

Guinea

Siguiri	-	25	-

The Siguiri cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Siguiri’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $25m. The recoverable amount was determined using a real pre-tax discount rate of 18.1% and was based on the impairment assumptions detailed in this note.

Tanzania

Geita	-	555	-

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
15 TANGIBLE ASSETS continued

Impairment of cash generating units continued

Americas

Cripple Creek and Victor

The Cripple Creek and Victor cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Cripple Creek and Victor’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $203m, mine infrastructure of $122m, mineral rights and dumps of $5m, assets under construction of $105m and land $10m. The recoverable amount was determined using a real pre-tax discount rate of 6.2% and was based on the impairment assumptions detailed in this note.

	-	445	-

AngloGold Ashanti Mineração
The AngloGold Ashanti Mineração cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, AngloGold Ashanti Mineração’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $150m and mine infrastructure of $182m. The recoverable amount was determined using a real pre-tax discount rate of 9.1% and was based on the impairment assumptions detailed in this note.	-	332	-

Cerro Vanguardia
The Cerro Vanguardia cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Cerro Vanguardia’s recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $45m, mine infrastructure of $86m and assets under construction of $1m. The recoverable amount was determined using a real pre-tax discount rate of 13.5% and was based on the impairment assumptions detailed in this note.	-	132	-

Derecognition of assets
South Africa
Vaal River Surface operations - mine infrastructure and assets under construction
In 2013, due to changes in the mine plan the SX Replacement Project (South Uranium Plant) has been abandoned and will not generate future cash flows resulting in the derecognition of mine infrastructure of $10m and assets under construction of $4m.	-	14	-

Kopanang - mine development costs
In 2012, due to changes in the mine plan, certain areas were abandoned and were not expected to generate future cash flows.	-	-	14

Guinea
Siguiri - mine development costs
In 2012, due to depleted reserves in Sintroko, Kozan and Kintinia pits, exploration and pit dewatering costs previously capitalised were not expected to generate future economic value. Certain areas were also abandoned due to safety-related concerns.	-	-	14

Ghana
Obuasi - mine development costs, mine infrastructure, and assets under construction
In 2012, due to a change in the mine plan, certain areas were abandoned mainly due to depletion of reserves and assets in poor physical condition or considered obsolete were also derecognised. A loss was recognised for mine development of $201m, mine infrastructure $80m and assets under construction $15m.	-	-	296

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
15 TANGIBLE ASSETS continued

Derecognition of assets

Democratic Republic of the Congo
Mongbwalu - mine infrastructure and assets under construction	-	105	-

In 2013, the Mongbwalu project in the Democratic Republic of the Congo was discontinued and will not generate future cash flows. A loss was recognised for mine infrastructure of $21m and assets under construction $84m.

Other
Derecognition of other mine development costs, mine infrastructure and assets under construction.	4	10	1
	4	2,978	356

Impairment calculation assumptions - tangible assets and goodwill

Management assumptions for the value in use of tangible assets and goodwill include:

•

the gold price assumption represents management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long-term real gold price of $1,267/oz (2013: $1,269/oz; 2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

•	proved and probable Ore Reserve;
•	value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
•

In determining the impairment, the real pre-tax rate, per cash generating unit ranged from 7.1% to 16.3% which was derived from the group’s weighted average cost of capital (WACC) and risk factors consistent with the basis used in 2013 and 2012. At 31 December 2014, the group WACC was 6.3% (real post-tax) which is 97 basis points lower than in 2013 of 7.3% in line with the change in market trading volatilities (2012: 5.3%), and is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. The country risk factor is based on the group’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects below infrastructure in South Africa and Continental Africa region;

•	foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•	cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 46 years; and
•	variable operating cash flows are increased at local Consumer Price Index rates.

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

Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:

•	changes in proved and probable Ore Reserve as well as value beyond proved and probable reserves;
•	the grade of Ore Reserve as well as value beyond proved and probable reserves may vary significantly from time to time;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites; and
•	changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Based on an analysis carried out by the group in 2014, the carrying value and value in use of cash generating units with goodwill that were most sensitive to reasonably possible changes in the above assumptions is:

Figures in million	Carrying Value	Value in use
2014	US Dollars
First Uranium (Pty) Limited	369	450

As at 31 December 2014, the recoverable amount of First Uranium (Pty) Ltd exceeded its carrying amount by $81 million. The First Uranium (Pty) Limited CGU had $10m goodwill at that date. The key assumptions, methodology used to determine each key assumption are in line with those outlined above. Other than the gold price, management believes that it is not reasonably possible that there would be a change in other key assumptions such that the carrying amount would exceed the value in use.

It is estimated that a decrease of 6% in the long term real gold price would cause the recoverable amount of this cash generating unit to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variable used to measure the recoverable amount because these assumptions and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those cash generating units with a functional currency other than the US dollar, movements in the US dollar exchange rate will also be a critical factor in determining life of mine and production plans.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and tangible assets could require a material adjustment to the carrying amounts in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	INTANGIBLE ASSETS

Figures in million	Goodwill	Software and licenses	Royalty tax rate concession and other	Total
	US Dollars

Cost
Balance at 1 January 2012	435	16	50	501
Additions	-	78	1	79
Acquisition of subsidiary (note 34)	14	-	-	14
Transfers and other movements (3)	-	-	7	7
Translation	2	(2)	-	-
Balance at 31 December 2012	451	92	58	601

Accumulated amortisation and impairments
Balance at 1 January 2012	256	-	35	291
Amortisation for the year (notes 4 and 33)	-	-	5	5
Impairment reversal (notes 7 and 13) (2)	-	-	(10)	(10)
Balance at 31 December 2012	256	-	30	286
Net book value at 31 December 2012 (1)	195	92	28	315

Cost
Balance at 1 January 2013	451	92	58	601
Additions	-	67	1	68
Disposals	-	-	(1)	(1)
Transfers and other movements (3)	-	(3)	2	(1)
Transfer to asset held for sale	(2)	(2)	-	(4)
Translation	(33)	(13)	-	(46)
Balance at 31 December 2013	416	141	60	617

Accumulated amortisation and impairments
Balance at 1 January 2013	256	-	30	286
Amortisation for the year (notes 4 and 33)	-	19	5	24
Impairment (notes 7 and 13)	15	33	3	51
Disposals	-	-	(1)	(1)
Transfers and other movements (3)	-	-	1	1
Transfer to asset held for sale	(2)	-	-	(2)
Translation	(7)	(2)	-	(9)
Balance at 31 December 2013	262	50	38	350
Net book value at 31 December 2013 (1)	154	91	22	267

Cost
Balance at 1 January 2014	416	141	60	617
Additions	-	5	-	5
Transfers and other movements (3)	-	13	-	13
Translation	(16)	(7)	-	(23)
Balance at 31 December 2014	400	152	60	612

Accumulated amortisation and impairments
Balance at 1 January 2014	262	50	38	350
Amortisation for the year (notes 4 and 33)	-	31	5	36
Impairment (notes 7 and 13) (2)	-	-	6	6
Transfers and other movements (3)	-	3	(2)	1
Translation	(4)	(2)	-	(6)
Balance at 31 December 2014	258	82	47	387
Net book value at 31 December 2014 (1)	142	70	13	225

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
16 INTANGIBLE ASSETS continued

(1) Net book value of goodwill allocated to each of the cash generating units (CGUs):
- Sunrise Dam	124	136	159
- AngloGold Ashanti Córrego do Sitío Mineração (4)	-	-	15
- First Uranium (Pty) Limited	10	10	13
- Serra Grande	8	8	8
(note 2)	142	154	195

Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
- Sunrise Dam (5)	9.7%	7.1%	6.1%

(2)

As part of the stability agreement entered into in 2004, the Government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004. The impairment reversal during 2012 relates to the corporate tax rate concession which was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired. During 2012, the corporate tax rate on mining companies was increased from 25% to 35% resulting in an impairment reversal. The 2014 business plan indicates that no tax payments are expected to be paid to the Government of Ghana until 2019, as a result the tax rate concession was fully impaired during 2014.

(3)	Transfers and other movements include amounts from asset reclassifications and amounts written off.
(4)

Goodwill has been allocated to its respective CGU’s where it is tested for impairment as part of the CGU (note 15). The group reviews and tests the carrying value of goodwill on an annual basis for impairment. Following the impairment review in 2012, goodwill to the value of $15m at AngloGold Ashanti Córrego do Sitío Mineração was impaired utilising a real pre-tax discount rate of 9.1% during 2013.

(5)	The discount rates for 2014 were determined on a basis consistent with that of 2013 and 2012. The value in use of the CGU is $785m (2013: $476m; 2012: $1,543m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17	MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest % holding			Country of incorporation and operation
	2014	2013	2012
Cerro Vanguardia S.A. (CVSA)	7.5	7.5	7.5	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15.0	15.0	15.0	Republic of Guinea

On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% stake in Serra Grande mine, resulting in it being a wholly owned subsidiary.

In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery (Pty) Limited, with the remaining interest being accounted for as an associate (note 18).

Financial information of subsidiaries that have material non-controlling interests are provided below:

Figures in million	2014	2013	2012
	US Dollars
Profit allocated to material non-controlling interest
Cerro Vanguardia S.A.	6	1	12
Société AngloGold Ashanti de Guinée S.A.	17	6	8

Accumulated balances of material non-controlling interests
Cerro Vanguardia S.A.	11	7	15
Société AngloGold Ashanti de Guinée S.A.	22	24	31

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

Figures in million	CVSA	Siguiri
	US Dollars
Statement of profit or loss for 2014
Revenue	386	439
Profit for the year	83	80
Total comprehensive income for the year, net of tax	83	80
Attributable to non-controlling interests	6	17
Dividends paid to non-controlling interests	(3)	(18)

Statement of profit or loss for 2013
Revenue	425	452
Profit for the year	14	39
Total comprehensive income for the year, net of tax	14	39
Attributable to non-controlling interests	1	6
Dividends paid to non-controlling interests	(8)	(14)

Statement of profit or loss for 2012
Revenue	485	457
Profit for the year	150	72
Total comprehensive income for the year, net of tax	150	72
Attributable to non-controlling interests	12	8
Dividends paid to non-controlling interests	(10)	(6)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17	MATERIAL PARTLY-OWNED SUBSIDIARIES continued

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.
Figures in million	CVSA	Siguiri
	US Dollars
Statement of financial position as at 31 December 2014
Non-current assets	237	159
Current assets	154	155
Non-current liabilities	(100)	(91)
Current liabilities	(143)	(73)
Total equity	148	150

Statement of financial position as at 31 December 2013
Non-current assets	192	151
Current assets	175	165
Non-current liabilities	(74)	(76)
Current liabilities	(181)	(51)
Total equity	112	189

Statement of financial position as at 31 December 2012
Non-current assets	298	181
Current assets	207	211
Non-current liabilities	(102)	(86)
Current liabilities	(181)	(66)
Total equity	222	240

Statement of cash flows for the year ended 31 December 2014
Cash inflow from operating activities	113	140
Cash outflow from investing activities	(30)	(30)
Cash outflow from financing activities	(59)	(110)
Net increase in cash and cash equivalents	24	-

Statement of cash flows for the year ended 31 December 2013
Cash inflow from operating activities	116	94
Cash outflow from investing activities	(69)	(30)
Cash outflow from financing activities	(107)	(92)
Net decrease in cash and cash equivalents	(60)	(28)

Statement of cash flows for the year ended 31 December 2012
Cash inflow from operating activities	300	72
Cash outflow from investing activities	(137)	(33)
Cash outflow from financing activities	(123)	(40)
Net increase (decrease) in cash and cash equivalents	40	(1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
18 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Carrying value
Investments in associates	34	62	92
Investments in joint ventures	1,393	1,265	955
	1,427	1,327	1,047

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Investments in material associates comprise:

Name	Effective %			Description	Country of incorporation and operation
	2014	2013	2012
Unlisted associates
Rand Refinery (Pty) Limited	42.4	42.4	48.0	Smelting and refining of gold	South Africa
Listed associates
Trans-Siberian Gold plc (1)		31.1	31.1	Exploration and mine development	United Kingdom operating in Russia

(1)	For the 2014, year Trans-Siberian Gold plc is considered an immaterial associate.

Figures in million	2014	2013	2012
	US Dollars
Carrying value of associates
Rand Refinery (Pty) Limited (note 34) (1)	22	46	57
Trans-Siberian Gold plc (2)		7	22
Immaterial associates	12	9	13
	34	62	92
Equity accounting of Trans-Siberian Gold plc is based on results to 30 September.
Equity accounting of Rand Refinery is based on results from the unaudited management accounts to 30 November adjusted for the loan advanced in December 2014 as discussed below.

Net (impairment) reversal of investments in associates
Rand Refinery (Pty) Limited (1)	(21)	-	-
Trans-Siberian Gold plc		(13)	(17)
Other	2	(1)	(1)
(Notes 9 and 13)	(19)	(14)	(18)

(1)

The carrying value of Rand Refinery includes a loan of $44m. The loan was advanced in December 2014 and is repayable in December 2016 and accrues interest at JIBAR plus 3.5%. This loan was impaired by $21m during the fourth quarter of 2014, after considering the current financial position and operating results of Rand Refinery (Note 9).

(2)	At 31 December 2014, the fair value of the group’s investment in Trans-Siberian Gold plc was $6m (2013: $14m; 2012: $22m).

During the year, Rand Refinery identified a shortfall in the commodities that it warehouses for third parties and recognised the consequential expense in fulfilling its obligations to its depositors resulting in Rand Refinery financial results reporting a negative balance on shareholder’s equity. As a result AngloGold Ashanti recognised its equity portion of this reported loss of $51m, reducing its equity investment to nil. In order to fund the fulfilment of Rand Refinery’s obligation to its depositors, the shareholders entered into a loan agreement. AngloGold Ashanti’s share was $44m and this was assessed for recoverability given the negative shareholders balance in the reported results of Rand Refinery. An impairment loss of $21m was recorded on the loan. The cumulative and current year unrecognised share of losses of Rand Refinery is $19m.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued

Summarised financial information of associates is as follows (not attributable):

Figures in million	Rand Refinery (Pty) Limited
US Dollars
Statement of profit or loss for 2014
Revenue	31
Operating costs and expenses	(66)
Finance costs and unwinding of obligations	(1)
Interest received	1
Taxation	2
Loss for the year	(33)
Other comprehensive income for the year, net of tax	-
Total comprehensive loss for the year, net of tax	(33)

Statement of profit or loss for 2013
Revenue	84
Operating (costs and expenses) income	(67)
Finance costs and unwinding of obligations	-
Interest received	1
Taxation	(4)
Profit (loss) for the year	14
Other comprehensive income for the year, net of tax	-
Total comprehensive income (loss) for the year, net of tax	14

Statement of profit or loss for 2012
Revenue	-
Operating costs and expenses	-
Finance costs and unwinding of obligations	-
Taxation	-
Profit for the year	-
Other comprehensive income for the year, net of tax	(1)
Total comprehensive (loss) income for the year, net of tax	(1)

Figures in million	2014	2013	2012
	US Dollars
Aggregate statement of profit or loss for immaterial associates (attributable)
Revenue	26	7	13
Operating costs and expenses	(29)	(8)	(14)
Loss for the year	(3)	(1)	(1)
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive loss for the year, net of tax	(3)	(1)	(1)
Dividends received from associates	-	-	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued

Summarised financial information of associates is as follows (not attributable):

Figures in million	Rand Refinery (Pty) Limited
US Dollars
Statement of financial position as at 31 December 2014
Non-current assets	40
Current assets	14
Cash and cash equivalents	-
Total assets	54

Non-current financial liabilities	2
Other non-current liabilities	-
Current financial liabilities	96
Other current liabilities	-
Total liabilities	98

Net assets	(44)
Group’s share of net assets	(19)
Loan to associate	44
Impairment of loan to associate	(21)
Unrecognised losses	19
Other	(1)
Carrying amount of interest in associates	22

Statement of financial position as at 31 December 2013
Non-current assets	73
Current assets	19
Cash and cash equivalents	19
Total assets	111

Non-current financial liabilities	-
Other non-current liabilities	6
Current financial liabilities	-
Other current liabilities	18
Total liabilities	24

Net assets	87
Group’s share of net assets	37
Goodwill	9
Carrying amount of interest in associates	46

Statement of financial position as at 31 December 2012
Non-current assets	57
Current assets	35
Cash and cash equivalents	31
Total assets	123

Non-current financial liabilities	-
Other non-current liabilities	7
Current financial liabilities	23
Total liabilities	30

Net assets	93
Group’s share of net assets	45
Goodwill	12
Carrying amount of interest in associates	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued

Investments in material joint ventures comprise:
Name	Effective %			Description	Country of incorporation and operation
	2014	2013	2012
Kibali Goldmines S.A. (1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

Société des Mines de Morila S.A. (Morila) (2)		40.0	40.0	Commercial exploitation of gold	Mali

Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) (2)		41.0	41.0	Commercial exploitation of gold	Mali

(1)	AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.
(2)	For the 2014 year, Morila and Sadiola are considered to be immaterial joint ventures.

Figures in million	2014	2013	2012
	US Dollars
Carrying value of joint ventures
Kibali	1,369	1,241	797
Morila		8	19
Sadiola		-	136
Immaterial joint ventures	24	16	3
	1,393	1,265	955
Impairment of investments in joint ventures
Sadiola	-	(166)	-
Morila	-	(13)	-
Other	(6)	(2)	(39)
	(6)	(181)	(39)
Loss on disposal of loan to joint venture	-	-	(2)
Recovery of a loan previously impaired	20	31	-
(Notes 9 and 13)	14	(150)	(41)

The impairment indicators considered the current financial position and operating results. Impairments of $6m (2013: $181m; 2012: $39m) were recorded and an impairment reversal of $20m (2012: $31m; 2012: nil) was recognised in the income statement.

The cumulative unrecognised share of losses of the joint ventures for 2014:

Figures in million	2014	2013	2012
	US Dollars
Sadiola	20	20	-
Yatela	-	9	-
	20	29	-

Summarised financial information of joint ventures is as follows (not attributable):

Figures in million	Kibali
US Dollars
Revenue	650
Other operating costs and expenses	(305)
Amortisation of tangible and intangible assets	(140)
Finance costs and unwinding of obligations	(4)
Interest received	4
Taxation	(45)
Profit for the year	160
Other comprehensive income for the year, net of tax	-
Total comprehensive income for the year, net of tax	160
Dividends received from joint ventures	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued

Investments in material joint ventures comprise:

Figures in million	Kibali
US Dollars
Statement of profit or loss for 2013
Revenue	109
Other operating costs and expenses	(44)
Amortisation of tangible and intangible assets	(15)
Finance costs and unwinding of obligations	(1)
Interest received	4
Taxation	5
Profit (loss) for the year	58
Other comprehensive income for the year, net of tax	-
Total comprehensive income (loss) for the year, net of tax	58
Dividends received from joint ventures	-

Statement of profit or loss for 2012
Revenue	-
Other operating costs and expenses	(2)
Amortisation of tangible and intangible assets	(2)
Finance costs and unwinding of obligations	-
Interest received	1
Taxation	-
(Loss) profit for the year	(3)
Other comprehensive income for the year, net of tax	-
Total comprehensive (loss) income for the year, net of tax	(3)
Dividends received from joint ventures	-

Figures in million	2014	2013	2012
		US Dollars
Aggregate statement of profit or loss for immaterial joint ventures (attributable)
Revenue	177	42	55
Other operating costs and expenses	(175)	(87)	(110)
Amortisation of tangible and intangible assets	(34)	(2)	(3)
Taxation	-	(2)	-
Loss for the year	(32)	(49)	(58)
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive loss for the year, net of tax	(32)	(49)	(58)

Figures in million	Kibali
US Dollars
Statement of financial position as at 31 December 2014
Non-current assets	2,697
Current assets	231
Cash and cash equivalents	21
Total assets	2,949

Non-current financial liabilities	55
Other non-current liabilities	48
Current financial liabilities	8
Other current liabilities	118
Total liabilities	229

Net assets	2,720
Group’s share of net assets	1,360
Other	9
Carrying amount of interest in joint ventures	1,369

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES continued

Summarised financial information of joint ventures is as follows (not attributable):

Figures in million	Kibali
US Dollars
Statement of financial position as at 31 December 2013
Non-current assets	2,353
Current assets	258
Cash and cash equivalents	5
Total assets	2,616

Non-current financial liabilities	54
Other non-current liabilities	8
Current financial liabilities	6
Other current liabilities	91
Total liabilities	159

Net assets	2,457
Group’s share of net assets	1,229
Other	12
Carrying amount of interest in joint ventures	1,241

Statement of financial position as at 31 December 2012
Non-current assets	1,599
Current assets	83
Cash and cash equivalents	12
Total assets	1,694

Non-current financial liabilities	53
Other non-current liabilities	5
Current financial liabilities	18
Other current liabilities	50
Total liabilities	126

Net assets	1,568
Group’s share of net assets	784
Other	13
Carrying amount of interest in joint ventures	797

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
19 OTHER INVESTMENTS

Non-current investments

Listed investments

Available-for-sale
Balance at beginning of year	48	69	82
Additions	4	9	6
Acquisition of subsidiary (note 34)	-	-	3
Disposals	(1)	(2)	-
Fair value adjustments	1	4	(12)
Impairments (notes 7 and 13) (1)	(2)	(26)	(8)
Transfer to current investments	-	(1)	-
Translation	(3)	(5)	(2)
Balance at end of year	47	48	69

The available-for-sale non-current investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)	5	4	24
Corvus Gold Corporation	10	13	9
Various listed investments held by Environmental Rehabilitation Trust Fund	23	22	22
Other	9	9	14
	47	48	69
(1) Impairment of investments due to a significant decline in market value
International Tower Hill Mines Limited	-	21	-
Corvus Gold Corporation	-	2	-
First Uranium Corporation	-	-	5
Other	2	3	3
	2	26	8

Current investments

Listed investments

Available-for-sale
Balance at beginning of year	1	-	-
Transfer from non-current investments	-	1	-
Disposal	(1)	-	-
Balance at end of year	-	1	-

The available-for-sale current investments consist of ordinary shares and collective investment schemes and primarily comprise:
RoxGold Inc.	-	1	-

The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

Based on the share price of ITH over the past year and carrying value at 31 December 2014 of $5m, if ITH achieved the high that it achieved during 2014 of C$1.31 per share, other comprehensive income (OCI) would increase by $8m. If it achieved the low of C$0.36 per share, OCI would decrease by $2m. If the decrease was significant or prolonged, an impairment would be recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19	OTHER INVESTMENTS continued

Based on the share price of Corvus Gold Corporation over the past year and carrying value at 31 December 2014 of $10m, if Corvus Gold Corporation achieved the high that it achieved during 2014 of C$2.18 per share, other comprehensive income (OCI) would increase by $12m. If it achieved the low of C$0.78 per share, OCI would decrease by $2m. If the decrease was significant or prolonged, an impairment would be recorded.

The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $23m. An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group’s JSE listed equity investments moved according to the ALSI, would impact OCI by $2.3m. If the decrease was significant or prolonged, an impairment would be recorded.

Figures in million	2014	2013	2012
	US Dollars

Non-current investments

Listed investments

Held-to-maturity
Balance at beginning of year	6	7	8
Additions	2	5	-
Maturities	-	(6)	-
Amortisation of bonds	-	1	-
Translation	(1)	(1)	(1)
Balance at end of year	7	6	7

The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by RMB Private Bank.

The fair value of bonds held-to-maturity is $9m (2013: $8m; 2012: $11m) and has a sensitivity of less than $1m (2013: less than $1m; 2012: less than $1m) for a 1% change in interest rates.

Book value of listed investments	54	55	76
Fair value of listed investments	56	57	80

Unlisted investments
Balance at beginning of year	-	2	9
Impairment (notes 7 and 13)	-	(2)	(7)
Balance at end of year	-	-	2
The available-for-sale investments consisted primarily of XDM Resources Limited.

Held-to-maturity
Balance at beginning of year	77	89	87
Additions	74	77	91
Maturities	(71)	(72)	(85)
Accrued interest	1	-	-
Translation	(9)	(17)	(4)
Balance at end of year	72	77	89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars

19 OTHER INVESTMENTS continued

Non-current investments (continued)

Unlisted investments (continued)

Held-to-maturity investments (continued)

The held-to-maturity investments include:
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by RMB Private Bank	67	71	81
Nufcor Uranium Trust Fund	3	3	5
Other	2	3	3
	72	77	89

Book value of unlisted investments	72	77	91
Fair value of unlisted investments	72	77	91

Total book value of other investments (note 37)	126	132	167

Total fair value of other investments (note 37)	129	134	171

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars

20 INVENTORIES

Non-current
Raw materials
- heap-leach inventory	521	479	436
- ore stockpiles	115	107	174
Total metal inventories	636	586	610

Current
Raw materials
- ore stockpiles	288	335	432
- heap-leach inventory	104	111	128
Work in progress
- metals in process	78	93	139
Finished goods
- gold doré/bullion	57	87	91
- by-products	6	8	11
Total metal inventories	533	634	801
Mine operating supplies	355	419	412
	888	1,053	1,213

Total inventories(1)	1,524	1,639	1,823

(1)

The amount of the write-down of ore stockpiles, metals in process, gold doré/bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense in special items and cost of sales is $31m (2013: $291m; 2012: $5m).

21 OTHER NON-CURRENT ASSETS

AngloGold Ashanti Limited Pension Fund (note 29)	25	41	-

Loans and receivables
Loan receivable at 31 December 2020 bearing interest at 8% per annum	-	-	6
Other non-interest bearing loans and receivables - receivable on various dates	-	-	1
	25	41	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars

22 TRADE AND OTHER RECEIVABLES

Non-current
Prepayments and accrued income	10	10	31
Recoverable tax, rebates, levies and duties(1)	10	14	20
Reclamation sites trust fund	-	-	22
Deferred loan fees	-	5	6
	20	29	79

Current
Trade and loan receivables	65	73	149
Prepayments and accrued income	39	73	86
Recoverable tax, rebates, levies and duties	159	215	223
Amounts due from related parties (note 35)	1	-	2
Interest receivable	1	-	1
Deferred loan fees	-	2	2
Other receivables	13	6	9
	278	369	472

Total trade and other receivables	298	398	551

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

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

Recoverable value added tax	31	49	16
Recoverable fuel duties	-	18	35
Appeal deposits	4	4	4

(1)	The outstanding amounts have been discounted to their present value at a rate of 10.96%.

23 CASH RESTRICTED FOR USE

Non-current
Cash restricted by prudential solvency requirements	1	1	1
Cash balances held by Environmental Rehabilitation Trust Funds	35	30	28
	36	31	29

Current
Cash restricted by prudential solvency requirements	13	11	11
Cash balances held by the Tropicana joint venture	1	34	23
Other	1	1	1
	15	46	35

Total cash restricted for use (notes 37 and 38)	51	77	64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars

24 CASH AND CASH EQUIVALENTS

Cash and deposits on call	374	431	595
Money market instruments	94	217	297
(notes 37 and 38)	468	648	892

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:
Cash and deposits on call	374	431	595
Money market instruments	94	217	297
Bank overdraft	-	(20)	-
	468	628	892

25 NON CURRENT ASSETS AND LIABILITIES HELD FOR SALE

Navachab gold mine

The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR) (note 36).

On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. Proceeds of $105m was received and a loss on disposal of $2m (note 7) was realised.

The carrying amount of major classes of assets and liabilities of Navachab include:
Tangible assets		72
Intangible assets		2
Inventories		75
Trade and other receivables		2
Cash and cash equivalents		2
Non-current assets held for sale (note 2)		153
Borrowings		10
Provisions		4
Deferred taxation		35
Trade and other payables		8
Non-current liabilities held for sale		57

Net non-current assets held for sale		96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars

26 SHARE CAPITAL AND PREMIUM

Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each	23	23	23
4,280,000 E ordinary shares of 25 SA cents each(1)	-	-	-
2,000,000 A redeemable preference shares of 50 SA cents each	-	-	-
5,000,000 B redeemable preference shares of 1 SA cent each	-	-	-
	23	23	23

Issued and fully paid
404,010,360 (2013: 402,628,406; 2012: 383,320,962) ordinary shares of 25 SA cents each	16	16	16
Nil (2013: 712,006; 2012: 1,617,752) E ordinary shares of 25 SA cents each	-	-	-
2,000,000 (2013: 2,000,000; 2012: 2,000,000) A redeemable preference shares of 50 SA cents each	-	-	-
778,896 (2013: 778,896; 2012: 778,896) B redeemable preference shares of 1 SA cent each	-	-	-
	16	16	16

Treasury shares held within the group:
2,778,896 (2013: 2,778,896; 2012: 2,778,896) A and B redeemable preference shares	-	-	-
Nil (2013: 5,171; 2012: 154,757) ordinary shares	-	-	-
Nil (2013: 362,006; 2012: 917,752) E ordinary shares	-	-	-
	16	16	16
Share premium
Balance at beginning of year	7,058	6,805	6,766
Ordinary shares issued(2)	29	259	46
E ordinary shares issued and cancelled	(9)	(6)	(7)
	7,078	7,058	6,805
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Ordinary shares	-	(6)	(10)
E ordinary shares	-	(9)	(16)
Balance at end of year	7,025	6,990	6,726

Share capital and premium	7,041	7,006	6,742

(1)	There are no E ordinary shares in issue.
(2)	Includes share awards exercised and delivery of 18,140,000 shares during September 2013 to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:

•	an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars

27 BORROWINGS

Non-current

Unsecured
Debt carried at fair value
Mandatory convertible bonds - issued September 2010	-	-	588

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

$1.25bn bonds - issued July 2013	1,373	1,353	-
Semi-annual coupons are paid at 8.5% per annum. The bonds were issued on 30 July 2013, and unless the company redeems the bonds earlier they are repayable on 30 July 2020 and are US dollar-based.
Debt carried at amortised cost
Rated bonds - issued July 2012	755	755	753
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010	998	997	996

Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

3.5% Convertible bonds - issued May 2009	-	-	685

Semi-annual coupons were paid at 3.5% per annum. The bonds were convertible into ADSs up to May 2014 and were US dollar-based. On 25 July 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding $732.5m 3.5% convertible bonds due May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of bonds validly tendered. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased $725.9m in aggregate principal amount of the bonds, representing 99.1% of the total issuance. In addition, holders received, in respect of their bonds that were accepted for purchase, accrued and unpaid interest on such bonds up to, but excluding, the settlement date of the tender offer. On 8 November 2013, AngloGold Ashanti Holdings Finance plc completed the redemption of all its outstanding 3.5% convertible bonds.

Syndicated loan facility ($1bn) LIBOR	92	-	-

Semi-annual interest paid at Libor plus 1.5% per annum. The applicable margin is subject to a ratings grid. The facility was issued on 17 July 2014 and is available until 17 July 2019. The loan is subject to debt covenant arrangements for which no default event occurred.

Syndicated revolving credit facility (A$600m)	-	489	261

Interest charged at BBSY plus 2.6% per annum. The applicable margin is subject to a ratings grid. The Australian dollar-based loan was repaid in July 2014. The loan is subject to debt covenant arrangements for which no default event occurred. This facility was settled on 15 August 2014 and replaced by a syndicated revolving credit facility of A$500m.

Syndicated revolving credit facility (A$500m)	255	-	-

Interest charged at BBSY plus 2% per annum. The applicable margin is subject to a ratings grid. The loan is repayable in July 2019 and is Australian dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.

R750m bonds - issued December 2013	65	72	-
Quarterly coupons are paid at 3 month JIBAR plus 1.75% on R750m bonds and they are repayable on 9 December 2016. The bonds are SA rand-based.
Other	2	2	3

Interest charged at various rates from 2.3% plus delta exchange rate on individual instalments per annum to 8.11% per annum. Repayment terms ranging from April 2014 to June 2020. All loans are Brazilian real-based.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars

27 BORROWINGS continued

Non-current (continued)

Secured
Finance leases
Turbine Square Two (Pty) Limited	22	25	31

The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 38).

Other	4	5	9
Various loans with interest rates ranging from 5.5% to 15.5% per annum. These loans are repayable from 2015 to 2044. Some of these loans are secured by the financed assets.

Navachab Lewcor Mining Contract	-	-	22

Interest charged at a rate of 8.4% per annum. Loans are repayable by April 2015 and are Namibian dollar-based. The equipment financed is used as security for these loans. Navachab was reclassified as held for sale during 2013 and disposed on 30 June 2014.

California First National Bank	13	16	11
Interest charged at an average rate of 2.4% per annum. Loans are repayable in monthly instalments terminating in December 2019 and are US dollar-based.
The equipment financed is used as security for these loans.

Total non-current borrowings including current portion	3,579	3,714	3,359
Current portion of non-current borrowings included in current liabilities	(81)	(81)	(635)
Total non-current borrowings	3,498	3,633	2,724

Current
Current portion of non-current borrowings included above	81	81	635

Unsecured
Senior floating rate notes - DMTNP	15	54	84
Senior fixed rate notes - DMTNP	-	62	36
Syndicated Nedbank/ABSA demand facility	43	-	-
FirstRand Bank Limited demand facility	39	-	59
Standard Bank Argentina	-	15	-
Other loans	45	46	45
Total current borrowings	223	258	859

Total borrowings (notes 37 and 38)	3,721	3,891	3,583

Amounts falling due
Within one year	223	258	859
Between one and two years	281	494	699
Between two and five years	154	88	277
After five years	3,063	3,051	1,748
(notes 37 and 38)	3,721	3,891	3,583

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars

27 BORROWINGS continued

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	3,187	3,186	3,086
Australian dollar	255	489	261
SA rand	277	213	210
Brazilian real	2	3	4
Namibian dollar	-	-	22
(notes 37 and 38)	3,721	3,891	3,583

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) - US dollar (entered in July 2014)	900	-	-
Syndicated revolving credit facility ($1bn) - US dollar (facility cancelled in July 2014)	-	1,000	1,000
Syndicated revolving credit facility (A$500m) - Australian dollar (entered into in July 2014)	153	-	-
Syndicated revolving credit facility (A$600m) - Australian dollar (facility cancelled and repaid)	-	45	359
Syndicated revolving credit facility (R1.5bn) - SA rand	87	144	-
FirstRand Bank Limited - SA rand	4	48	30
	1,144	1,237	1,389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars
28	ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	Provision for decommissioning
	Balance at beginning of year	256	306	240
	Change in estimates(1)	41	(28)	53
	Transfer of liability to asset held for sale	-	(2)	-
	Acquisition of subsidiary (note 34)	-	-	6
	Unwinding of decommissioning obligation (note 8)	12	13	11
	Transfer of decommissioning obligation to a third party(2)	-	(5)	-
	Utilised during the year	(3)	(3)	-
	Translation	(10)	(25)	(4)
	Balance at end of year	296	256	306

	Provision for restoration
	Balance at beginning of year	472	535	507
	Charge to income statement	36	1	18
	Change in estimates(1)	51	(40)	(16)
	Transfer of liability to asset held for sale	-	(2)	-
	Acquisition of subsidiary (note 34)	-	-	34
	Unwinding of restoration obligation (note 8)	13	14	18
	Transfer of restoration liability to a third party(2)	-	(16)	-
	Utilised during the year	(13)	(10)	(21)
	Translation	(4)	(10)	(5)
	Balance at end of year	555	472	535

	Other provisions
	Balance at beginning of year	235	397	35
	Charge to income statement	16	7	45
	Change in estimates	4	(70)	(2)
	Acquisition of subsidiary (note 34)	-	-	346
	Transfer from (to) trade and other payables	-	5	(4)
	Unwinding of other provisions (note 8)	1	2	1
	Utilised during the year	(29)	(39)	(10)
	Translation	(26)	(67)	(14)
	Balance at end of year	201	235	397

	Other provisions comprise the following:
	- provision for labour, environmental, tax and civil court settlements(3)	26	25	32
	- commodity contract(4)	175	210	365
		201	235	397

	Total environmental rehabilitation and other provisions	1,052	963	1,238

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
(3)

Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges, legal disputes and other closure related costs. The liability is expected to be settled over the next two-to five-year period.

(4)

Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,184/oz (2013: $1,206/oz; 2012: $1,675/oz). As at 31 December 2014 the remaining production due to Franco Nevada is 243,064oz (2013: 266,627oz; 2012: 292,672oz).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

	Defined benefit plans
	The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
	AngloGold Ashanti Limited Pension Fund	(25)	(41)	24
	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	135	137	183
	Other defined benefit plans(1)	12	15	14
	Sub-total	122	111	221
	Transferred to other non-current assets (note 21):
	- AngloGold Ashanti Limited Pension Fund	25	41	-
		147	152	221

	(1) Other defined benefit plans include the following:
	- Obuasi Mines Staff Pension Scheme	9	12	11
	- Retiree Medical Plan for North American employees	2	2	2
	- Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	1	1	1
		12	15	14

	AngloGold Ashanti Limited Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2014 was completed at the beginning of 2015 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.

	A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2011 was completed in May 2012. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2014 and is expected to be submitted to the Registrar of Pension Funds during 2015.

	All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

	Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:
	Benefit obligation
	Balance at beginning of year	236	328	307
	Current service cost	4	6	7
	Interest cost	20	23	26
	Participants’ contributions	1	1	1
	Actuarial loss (gain)	18	(23)	22
	Benefits paid	(16)	(38)	(18)
	Translation	(25)	(61)	(17)
	Balance at end of year	238	236	328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS continued

	AngloGold Ashanti Limited Pension Fund continued

	Plan assets
	Balance at beginning of year	277	304	284
	Interest income	24	21	25
	Return on plan assets net of interest income	4	6	6
	Actuarial (loss) gain	(1)	38	14
	Company contributions	3	7	7
	Participants’ contributions	1	1	1
	Benefits paid	(16)	(38)	(18)
	Translation	(29)	(62)	(15)
	Fair value of plan assets at end of year	263	277	304
	Funded (unfunded) status at end of year	25	41	(24)
	Net amount recognised	25	41	(24)

	Components of net periodic benefit cost
	Interest cost	20	23	26
	Current service cost	4	6	7
	Interest income	(24)	(21)	(25)
	Net periodic benefit cost	-	8	8

	Assumptions
	Assumptions used to determine benefit obligations at the end of the year are as follows:
	Discount rate	8.75%	9.00%	8.25%
	Rate of compensation increase(1)	8.25%	8.25%	8.00%
	Expected long-term return on plan assets(2)	10.46%	10.46%	10.53%
	Pension increase	6.25%	5.63%	5.40%

	Plan assets(3)

	AngloGold Ashanti Limited’s pension plan asset allocations at the end of the year, by asset category, are as follows:
	Equity securities	56%	62%	56%
	Debt securities	34%	34%	38%
	Other	10%	4%	6%
		100%	100%	100%

(1)	The short-term compensation rate increase is 6.4% (2013: 6.4%; 2012: 5.5%) and the long-term compensation rate increase is 8.25% (2013: 8.25%; 2012: 8.0%).
(2)	The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
(3)

The plan assets are measured at fair value. Fair values of the equity and debt instruments have been calculated by reference to quoted prices in active markets and fall within level 1 of the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS continued

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

	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value

US Dollars million	2014			2013			2012

Related parties
Investments held in related parties are summarised as follows:

Equity securities
AngloGold Ashanti Limited	442,694	1.5%	4	360,776	1.5%	4	184,432	1.9%	6

Other investments exceeding 5% of total plan assets
Bonds
IFM Corporate Bond Unit Trust	410,886,085	13.0%	35	291,175,811	10.2%	28	271,680,384	11.4%	35
Allan Gray Orbis Global Equity Fund	165,847	10.9%	29	224,509	14.5%	40	224,509	9.5%	29
Contrarius Global Equity Fund	847,460	11.2%	30	1,151,413	15.2%	42	1,151,413	9.2%	28

			94			110			92

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $3m to its pension plan in 2015.

Figures in million	2014

US Dollars
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2015	16
2016	17
2017	19
2018	20
2019	22
Thereafter	144

Sensitivity analysis

AngloGold Ashanti Limited Pension Fund would be affected by changes in the actuarial assumptions of the discount rate and inflation rate used in the calculation of the net pension asset as follows:

•	The increase of 100 basis points in the discount rate will result in a net asset of $54m, while a decrease of 100 basis points in the discount rate will result in a net obligation of $12m.
•	The increase of 100 basis points in the inflation rate will result in a net obligation of $10m, while a decrease of 100 basis points in the inflation rate will result in a net asset of $53m.

The sensitivities may not be representative of the actual change in the obligation, as it is unlikely that the changes would occur in isolation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012

		US Dollars

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS continued

	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
	The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependents.

	The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2014.

	Information with respect to the defined benefit liability is as follows:
	Benefit obligation
	Balance at beginning of year	137	183	157
	Current service cost	-	1	1
	Recognition of past service cost	-	-	22
	Interest cost	10	12	13
	Benefits paid	(10)	(12)	(15)
	Actuarial loss (gain)	11	(12)	13
	Translation	(13)	(35)	(8)
	Balance at end of year	135	137	183
	Unfunded status at end of year	(135)	(137)	(183)
	Net amount recognised	(135)	(137)	(183)

	Components of net periodic benefit cost
	Current service cost	-	1	1
	Interest cost	10	12	13
	Recognition of past service cost	-	-	22
	Net periodic benefit cost	10	13	36

	Assumptions
	Assumptions used to determine benefit obligations at the end of the year are as follows:
	Discount rate	8.20%	8.76%	7.75%
	Expected increase in health care costs	7.50%	7.25%	7.00%

	Assumed health care cost trend rates at 31 December:
	Health care cost trend assumed for next year	7.50%	7.25%	7.00%
	Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.50%	7.25%	7.00%

	Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:	1% point increase
	Effect on total service and interest cost	1
	Effect on post-retirement benefit obligation	13
		1% point decrease
	Effect on total service and interest cost	(1)
	Effect on post-retirement benefit obligation	(11)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012

		US Dollars

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS continued

	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees continued

	Cash flows
	Contributions
	AngloGold Ashanti Limited expects to contribute $10m to the post-retirement medical plan in 2015.

	Estimated future benefit payments
	The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
	2015	10
	2016	10
	2017	11
	2018	11
	2019	11
	Thereafter	83

	Other defined benefit plans

Information in respect of other defined benefit plans for the year ended 31 December 2014 has been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost and is as follows:

	Benefit obligation
	Balance at beginning of year	22	18	21
	Recognition of past service cost	-	2	-
	Interest cost	1	1	1
	Actuarial (gain) loss	(3)	5	1
	Transfer to third party	(7)	-	-
	Disposal of subsidiary (note 34)	-	-	(2)
	Benefits paid	(1)	(4)	(2)
	Translation	-	-	(1)
	Balance at end of year	12	22	18

	Plan assets
	Fair value of plan assets at beginning of year	7	4	9
	Company contributions	-	2	-
	Transfer to third party	(7)	-	-
	Disposal of subsidiary (note 34)	-	-	(4)
	Translation	-	1	(1)
	Fair value of plan assets at end of year	-	7	4
	Unfunded status at the end of year	(12)	(15)	(14)
	Net amount recognised	(12)	(15)	(14)

	Components of net periodic benefit cost
	Recognition of past service cost	-	2	-
	Interest cost	1	1	1
	Net periodic benefit cost	1	3	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014

		US Dollars
29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS continued

	Other defined benefit plans continued

	Cash flows
	The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members.

	Estimated future benefit payments
	The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
	2015	1
	2016	1
	2017	1
	2018	1
	2019	1
	Thereafter	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS continued

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $60m (2013: $62m; 2012: $69m).

South Africa

AngloGold Ashanti Limited’s operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, TauTona, First Uranium SA, Corporate and Other) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group’s assets. The cost of providing these benefits amounted to $38m (2013: $39m; 2012: $46m).

Continental Africa

AngloGold Ashanti Limited’s mines in Ghana (Iduapriem and Obuasi) contribute to a provident fund and a National Social Security plan for their employees which are defined contribution plans. The provident fund is administered by Boards of Trustees and invests mainly in Ghana government treasury instruments, fixed term deposits and other investments. The National Social Security contributions are however managed by the Social Security and National Insurance Trust (SSNIT) who are appointed by law. The cost of these contributions was $4m (2013: $6m; 2012: $10m).

AngloGold Ashanti Limited’s mine in Guinea (Siguiri) contributes to a provident plan for their employees which is a defined contribution plan. The fund is administered by a Board of Trustees and invested mainly in Guinea government treasury instruments, fixed term deposits and other investments. A portion paid by Siguiri is currently lodged at Ecobank as a fixed term deposit which generates interest. The cost of these contributions was $3m (2013: $2m; 2012: $2m).

At AngloGold Ashanti Limited’s mine in Namibia (Navachab), which was disposed of on 30 June 2014, the employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life Assurance Company (Namibia) Limited. Both the company and the employees contribute to this fund. The cost to the group of these contributions amounted to $1m (2013: $1m; 2012: $2m).

AngloGold Ashanti Limited’s mine in Tanzania (Geita) contributes to pension plans for their employees which are defined contribution plans. There are two main Pension Funds (the Parastatal Provident Fund (PPF) and the National Social Security Fund (NSSF)) each established by an enacted law and managed by Boards of Trustees appointed to that effect. At the time of employment, an employee is at liberty to choose which pension fund to join, thereafter movements between the funds are prohibited by law. The funds invest mainly in Tanzania government treasury instruments, fixed term deposits and other investments. In 2005, Geita Gold Mine established its own supplementary provident scheme whereby all national employees may voluntarily join. The company contributes to the NSSF on behalf of expatriate employees. On termination of expatriate employment the company normally applies for a refund of contributions from the NSSF. The NSSF also administers this fund.

Australasia

AngloGold Ashanti Limited’s operations in Australia (Sunrise Dam and Tropicana) contribute to various approved superannuation funds for the provision of benefits to employees and their dependents on retirement, disability or death. Contribution rates by the operation on behalf of employees meet compliance requirements under the Superannuation Guarantee. The contributions by the operations are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of these contributions amounted to $7m (2013: $7m; 2012: $6m).

Americas

AngloGold Ashanti Limited’s mine in North America (Cripple Creek & Victor) sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti Limited USA. AngloGold Ashanti Limited USA’s contributions were $5m (2013: $3m; 2012: $2m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AngloGold Ashanti Limited’s mines in Brazil (AngloGold Ashanti Córrego do Sitío Mineração and Serra Grande) operate defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Benefićio Livre) fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Vida e Previdência (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Contributions amounted to $3m (2013: $4m; 2012: $1m).

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

AngloGold Ashanti Limited’s operations in Colombia offer a Voluntary Pension Fund to their employees. The fund is administered by Porvenir. The employees can contribute up to 10% of their salary and the company contributes 50% of this amount. On termination of employment the participant may apply to withdraw from the fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars
30	DEFERRED TAXATION

	Deferred taxation relating to temporary differences is made up as follows:
	Liabilities
	Tangible assets	833	840	1,568
	Inventories	32	38	64
	Derivatives	1	-	2
	Other	49	23	15
		915	901	1,649
	Assets
	Provisions	326	320	512
	Derivatives	2	1	1
	Tax losses	52	73	109
	Other	95	105	40
		475	499	662
	Net deferred taxation liability	440	402	987

	Included in the statement of financial position as follows:
	Deferred tax assets	127	177	97
	Deferred tax liabilities	567	579	1,084
	Net deferred taxation liability	440	402	987

	The movement on the deferred tax balance is as follows:
	Balance at beginning of year	402	987	1,069
	Taxation of items included in income statement	90	(467)	(68)
	Taxation on items included in other comprehensive income	(5)	18	-
	Acquisition of subsidiary (note 34)	-	-	8
	Disposal of subsidiary (note 34)	-	-	(2)
	Transfer to liabilities held for sale	-	(39)	-
	Translation	(47)	(97)	(20)
	Balance at end of year	440	402	987

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totaled $330m (2013: $305m; 2012: $450m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars
31	TRADE, OTHER PAYABLES AND DEFERRED INCOME

	Non-current
	Accruals	8	1	9
	Deferred income	-	-	1
	Other payables	7	3	-
		15	4	10
	Current
	Trade payables	397	487	590
	Accruals	261	294	325
	Deferred income	-	-	3
	Other payables	37	39	61
		695	820	979

	Total trade, other payables and deferred income	710	824	989
	Current trade and other payables are non-interest bearing and are normally settled within 60 days.

32	TAXATION

	Balance at beginning of year	30	66	119
	Refunds during the year	41	23	54
	Payments during the year	(194)	(187)	(507)
	Taxation of items included in the income statement	165	134	414
	Disposal of subsidiary (note 34)	-	-	(4)
	Translation	(1)	(6)	(10)
	Balance at end of year	41	30	66

	Included in the statement of financial position as follows:
	Taxation asset included in trade and other receivables	25	51	54
	Taxation liability	66	81	120
		41	30	66

33	CASH GENERATED FROM OPERATIONS

	Profit (loss) before taxation	216	(2,533)	1,261
	Adjusted for:
	Movement on non-hedge derivatives and other commodity contracts	(13)	(94)	35
	Amortisation of tangible assets (notes 4 and 15)	750	775	830
	Finance costs and unwinding of obligations (note 8)	278	296	231
	Environmental, rehabilitation and other expenditure	32	(66)	(17)
	Special items	31	3,399	402
	Amortisation of intangible assets (notes 4 and 16)	36	24	5
	Fair value adjustment on $1.25bn bonds	17	58	-
	Fair value adjustment on option component of convertible bonds	-	(9)	(83)
	Fair value adjustment on mandatory convertible bonds	-	(356)	(162)
	Interest received (note 3)	(24)	(39)	(43)
	Share of associates and joint ventures’ loss (note 9)	25	162	30
	Other non-cash movements	68	25	79
	Movements in working capital	(43)	(250)	(218)
		1,373	1,392	2,350
	Movements in working capital:
	Decrease (increase) in inventories	64	(142)	(324)
	Decrease (increase) in trade and other receivables	52	69	(110)
	(Decrease) increase in trade, other payables and deferred income	(159)	(177)	216
		(43)	(250)	(218)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2012
		US Dollars
34	BUSINESS COMBINATIONS AND DISPOSALS

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
		(330)

For the year ended 31 December 2012, First Uranium (Pty) Limited contributed $41m of revenue and a profit of less than $1m to the net profit before tax of the group. If the combination had taken place at the beginning of 2012, applying the group accounting policies, the group’s profit for the year would have been $920m and revenue would have been $6,697m.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2012
		US Dollars
34	BUSINESS COMBINATIONS AND DISPOSALS continued

	Part disposal of Rand Refinery (Pty) Limited

	In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery (Pty) Limited (Rand Refinery) for a total cash consideration of $6m. At 31 December 2012, AngloGold Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate.

	The carrying value of the identifiable assets and liabilities of Rand Refinery as at the date of disposal was:
	Assets
	Tangible assets (note 15)	53
	Other non-current assets (note 21)	2
	Non-current assets held for sale	1
	Inventories	22
	Trade and other receivables	13
	Cash and cash equivalents	31
		122

	Liabilities
	Deferred tax (note 30)	2
	Trade and other payables	22
	Taxation (note 32)	4
		28

	Total identifiable net assets	94

	Consideration received	6
	Fair value of residual value of investment (note 18)	57
	Non-controlling interest	45
	Less: net assets disposed	(94)
	Total gain on disposal	14

	Total gain on disposal	14
	Realised gain	5
	Unrealised gain	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in million	2014	2013	2012
		US Dollars
35	RELATED PARTIES

	Material related party transactions were as follows (not attributable):

	Sales and services rendered to related parties
	Joint ventures	10	18	18

	Purchases and services acquired from related parties
	Associates	7	7	4

	Outstanding balances arising from sale of goods and services due by related parties
	Joint ventures	4	3	2

	Amounts owed to/due by related parties above are unsecured and non-interest bearing.

	Loans advanced to associates
	Oro Group (Pty) Limited	1	1	2
	The loan bears a market related interest rate determined by the Oro Group (Pty) Limited’s board of directors and is repayable at its discretion.

	Rand Refinery (Pty) Limited	22	-	-
	A shareholder loan of $44m was advanced to Rand Refinery (Pty) Limited during December 2014 and is repayable in December 2016. The loan accrues interest at JIBAR plus 3.5%. An amount of $21m was recognised as an impairment in 2014.

	Loans advanced to joint ventures
	Société d’Exploitation des Mines d’Or de Sadiola S.A.	-	-	36

	In 2012, a loan of $12m, that was repayable on demand and bearing interest at LIBOR plus 2% per annum, was fully impaired. During 2014 an amount of $20m was recovered on the previously impaired loan.

	AuruMar (Pty) Limited	-	-	2
	The loan was interest free and had no fixed terms of repayment. The loan was repaid during 2013.

	Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 18).

	Guarantees
	Details of guarantees to related parties are included in note 36.

	Agreement with Izingwe Property Managers (Pty) Limited

AngloGold Ashanti entered into an agreement (“Agreement”) with Izingwe Property Managers (Pty) Limited “Izingwe Property”) under which Izingwe Property assists AngloGold Ashanti in planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles are those of development and project manager and main contractor. To date $1.9m has been paid to Izingwe Property pursuant to the agreement. The contract was completed on 27 October 2014. Mr Sipho Pityana, Chairman of the company, is Chairman and a 44% shareholder in Izingwe Holdings (Pty) Limited (“Izingwe”), AngloGold Ashanti’s BEE partner. Izingwe Capital (Pty) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES continued

Executive contracts

All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short term incentive scheme, the Bonus Share Plan (BSP), and the Long Term Incentive Plan (LTIP). All recently updated Executive Committee contracts include details on participation in the Co-investment Plan (CIP) and the applicable Minimum Share Holder Requirement (MSR).

South African executives (with the exception of the CEO and CFO who are remunerated 100% in South Africa) have dual contracts, which reflect the percentage of their time focused on offshore business requirements.

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

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2014 were as follows:

Executive Committee member	Notice period	Change of control
CEO	12 months	12 months
CFO	6 months	6 months
EXCO	6 months	6 months

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES continued

Directors and other key management personnel

Details relating to Directors’ and Prescribed Officers’ emoluments and shareholdings in the company are disclosed below:

Executive Directors’ and Prescribed Officers’ remuneration

	Appointed with effect from	Resigned/ retired with effect from	Salary(1)	Performance related payments(2)	Pension scheme benefits	Other benefits and encashed leave(3)	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousand					2014				SA Rands	US Dollars(4)

Executive Directors
S Venkatakrishnan(5)	Full year		12,000	-	2,970	1,149	16,119	-	16,119	1,488
RN Duffy(6)		30-Sep-14	7,033	2,533	1,441	142	11,149	-	11,149	1,030
KC Ramon(7)	1-Oct-14		1,750	1,284	219	14	3,267	-	3,267	302
			20,783	3,817	4,630	1,305	30,535	-	30,535	2,820
Prescribed Officers
I Boninelli	Full year		5,720	2,870	608	99	9,297	-	9,297	858
CE Carter(8)	Full year		6,891	3,043	732	1,046	11,712	864	12,576	1,161
GJ Ehm(20)	Full year		8,038	7,247	293	10,975	26,553	1,002	27,555	2,544
RW Largent(9)	Full year		12,503	6,615	211	5,388	24,717	968	25,685	2,372
DC Noko	Full year		5,590	5,162	594	744	12,090	-	12,090	1,116
MP O’ Hare	Full year		7,367	3,475	1,509	109	12,460	-	12,460	1,151
ME Sanz Perez	Full year		5,700	3,999	606	157	10,462	-	10,462	966
YZ Simelane(10)		31-Jul-14	2,229	-	501	11,602	14,332	4,182	18,514	1,710
			54,038	32,411	5,054	30,120	121,623	7,016	128,639	11,878

Total Executive Directors’ and Prescribed Officers’ remuneration ZAR			74,821	36,228	9,684	31,425	152,158	7,016	159,174	14,698

Total Executive Directors’ and Prescribed Officers’ remuneration USD			6,909	3,345	894	2,902	14,050	648	14,698

	Appointed with effect from	Resigned/ retired with effect from	Salary(1)	Performance related payments(2)	Pension scheme benefits	Other benefits and encashed leave(3)	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousand					2013				SA Rands	US Dollars(4)

Executive Directors
M Cutifani		31-Mar-13	3,639	-	664	1,915	6,218	19,293	25,511	2,651
RN Duffy	Full year		6,589	2,659	1,341	152	10,741	-	10,741	1,116
AM O’ Neill(11)		2-Aug-13	10,256	-	145	5,171	15,572	18,421	33,993	3,532
S Venkatakrishnan	Full year		13,135	-	2,704	2,117	17,956	-	17,956	1,866
			33,619	2,659	4,854	9,355	50,487	37,714	88,201	9,165
Prescribed Officers
I Boninelli	Full year		5,200	3,691	553	58	9,502	-	9,502	987
CE Carter	Full year		6,457	2,234	686	487	9,864	3,048	12,912	1,342
GJ Ehm	Full year		7,349	4,433	232	85	12,099	-	12,099	1,257
RW Largent	Full year		10,037	4,358	1,662	2,647	18,704	2,952	21,656	2,251
M MacFarlane(12) (13)		30-Jun-13	2,292	-	284	3,367	5,943	-	5,943	618
DC Noko	Full year		4,792	1,802	509	10	7,113	-	7,113	739
MP O’ Hare(14)	Full year		6,697	2,719	1,363	117	10,896	517	11,413	1,186
ME Sanz Perez	Full year		4,864	3,573	517	53	9,007	-	9,007	936
YZ Simelane	Full year		3,865	909	787	214	5,775	-	5,775	600
			51,553	23,719	6,593	7,038	88,903	6,517	95,420	9,916

Total Executive Directors’ and Prescribed Officers’ remuneration ZAR			85,172	26,378	11,447	16,393	139,390	44,231	183,621	19,081

Total Executive Directors’ and Prescribed Officers’ remuneration USD			8,851	2,741	1,189	1,703	14,484	4,597	19,081

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES continued

Directors and other key management personnel continued

Executive Directors’ and Prescribed Officers’ remuneration continued

	Appointed with effect from	Resigned/ retired with effect from	Salary(1)	Performance related payments(2)	Pension scheme benefits	Other benefits and encashed leave(3)	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousand					2012				SA Rands	US Dollars(4)

Executive Directors
M Cutifani(15)	Full year		14,041	2,939	2,879	466	20,325	22,946	43,271	5,279
S Venkatakrishnan(15)(16)	Full year		8,708	2,577	1,711	4,277	17,273	18,713	35,986	4,391
			22,749	5,516	4,590	4,743	37,598	41,659	79,257	9,670
Prescribed Officers
I Boninelli	Full year		4,841	965	505	27	6,338	-	6,338	773
CE Carter(15)(16)	Full year		5,601	1,281	584	2,388	9,854	8,674	18,528	2,261
RN Duffy(16)	Full year		6,191	869	1,211	2,669	10,940	-	10,940	1,335
GJ Ehm(16)(20)	Full year		5,641	977	510	1,435	8,563	-	8,563	1,045
RW Largent(16)	Full year		6,779	1,447	1,565	2,920	12,711	14,022	26,733	3,262
RL Lazare(16)(17)		31-Mar-12	1,419	2,626	245	3,067	7,357	10,184	17,541	2,140
M MacFarlane(12)	01-Jun-12		3,108	346	219	2	3,675	-	3,675	448
DC Noko(18)	15-Jun-12		2,446	455	306	2,256	5,463	-	5,463	667
MP O’Hare	Full year		5,634	1,035	1,101	391	8,161	-	8,161	996
AM O’Neill(16)	Full year		11,911	2,686	318	2,101	17,016	-	17,016	2,076
ME Sanz Perez(19)	Full year		3,945	830	411	789	5,975	-	5,975	729
YZ Simelane	Full year		3,496	594	684	111	4,885	-	4,885	596
			61,012	14,111	7,659	18,156	100,938	32,880	133,818	16,328

Total Executive Directors’ and Prescribed Officers’ remuneration ZAR			83,761	19,627	12,249	22,899	138,536	74,539	213,075	25,998

Total Executive Directors’ and Prescribed Officers’ remuneration USD			10,220	2,395	1,494	2,794	16,903	9,095	25,998

(1)	Salaries are disclosed only for the period from or to which office is held.
(2)	The performance related payments are calculated on the year’s financial results.
(3)	Includes health care, separation payments, cash in lieu of dividends and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(4)	Values have been converted using the average annual exchange rate for 2014: R10.8295:$1 (2013: R9.6231:$1; 2012: R8.1961:$1).
(5)	S Venkatakrishnan’s BSP cash bonus will be delivered in restricted shares that will be deferred to retirement or employment termination or any corporate activity resulting in a change of control.
(6)	RN Duffy resigned as an executive director on 30 September 2014 however pay disclosure is for full year.
(7)	KC Ramon commenced 1 October 2014 and as such her pay reflects 3 months of the year.
(8)	Other benefits of CE Carter include pay in lieu of leave on transfer.
(9)	Other benefits of RW Largent include sale of BSP shares.
(10)	Other benefits of YZ Simelane include separation payments of a severance package and pay in lieu of leave.
(11)	Other benefits of AM O’ Neill include early retirement payments of a pro-rata retention bonus payment and pay in lieu of leave on separation.
(12)	M MacFarlane commuted between Canada and South Africa and the company carried the cost of flights and hotel accommodation in South Africa; these are excluded for reporting purposes.
(13)	Other benefits of M MacFarlane include separation payments of a severance package and pay in lieu of leave.
(14)

In 2013, MP O’ Hare had a once off pension payment in recognition of previous service paid into the AngloGold Ashanti Pension Fund to the value of  R7.4m. This has not been included for reporting purposes.

(15)

These executives applied all of the after tax proceeds from the sale of their options to acquire ordinary shares in AngloGold Ashanti as follows: Messrs Cutifani 51,692; and Venkatakrishnan 42,157; and Carter 19,541.

(16)	Received retention bonus.
(17)	Cash paid in lieu of LTIP for 2012.
(18)	Received a sign-on bonus.
(19)	Received the remainder of sign-on bonus in July 2012 (paid over 24 months).
(20)	G Ehm – other benefits is inclusive of surplus leave sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES continued

Directors and other key management personnel continued

Details relating to Directors’ and Prescribed Officers’ emoluments and shareholdings in the company are disclosed below:

Executive Directors’ and Prescribed Officers’ once-off retention bonus payment

	Appointed with effect from	Resigned/ retired with effect from	Cash Retention Bonus ZAR	Cash Retention Bonus expressed in US dollars	Long Term Incentive Plan - Retention Bonus Share Awards Number of shares
Figures in thousand			2014

Executive Directors
S Venkatakrishnan	Full year		-	-	23,687
RN Duffy		30-Sep-14	2,636	243	17,458
			2,636	243	41,145

Prescribed Officers
I Boninelli	Full year		2,080	192	13,777
CE Carter	Full year		2,583	239	17,106
GJ Ehm	Full year		2,688	248	15,469
RW Largent	Full year		4,027	372	20,185
DC Noko	Full year		1,917	177	12,697
MP O’Hare	Full year		2,679	247	17,744
ME Sanz Perez	Full year		1,838	170	12,177
			17,812	1,645	109,155

			20,448	1,888	150,300	(1)

(1)	Refer to note 11 for the Long Term Incentive Plan Retention Bonus Shares.
(2)	S Venkatakrishnan received the LTIP share portion and no cash as this will be delivered in deferred restricted shares in the second quarter of 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES continued

Directors and other key management personnel continued

Number of options and awards granted

	Balance at 1 January 2014	Granted during 2014	Exercised during 2014	Pre-tax gains on share options exercised ($000)	Lapsed during 2014	Balance as at 31 December 2014(1)
Executive Directors
S Venkatakrishnan	220,393	166,625	-	-	20,159	366,859
RN Duffy(3)	166,543	92,361	-	-	14,754	244,150
KC Ramon(4)	-	50,201	-	-	-	50,201
	386,936	309,187	-	-	34,913	661,210
Prescribed Officers(2)
I Boninelli	82,472	73,930	-	-	4,825	151,577
CE Carter	112,389	88,001	4,481	80	39,074	156,835
GJ Ehm	122,462	103,913	5,360	93	7,316	213,699
RW Largent	113,073	161,509	4,790	89	9,184	260,608
MP O’Hare	133,616	95,877	-	-	5,134	224,359
DC Noko	45,334	68,178	-	-	-	113,512
ME Sanz Perez	67,880	73,107	-	-	5,279	135,708
YZ Simelane(5)	74,035	39,091	39,875	386	73,251	-
	751,261	703,606	54,506	648	144,063	1,256,298
Other management	4,550,186	3,188,351	1,023,416	16,614	1,212,452	5,502,669
Total share incentive scheme	5,688,383	4,201,144	1,077,922	17,262	1,391,428	7,420,177

	Balance at 1 January 2013	Granted during 2013	Exercised during 2013	Pre-tax gains on share options exercised ($000)	Lapsed during 2013	Balance as at 31 December 2013(1)
Executive Directors
M Cutifani(6)	271,891	5,429	88,594	2,005	188,726	-
RN Duffy	109,648	65,193	-	-	8,298	166,543
AM O’Neill(7)	150,113	124,961	129,284	1,914	145,790	-
S Venkatakrishnan	136,395	99,043	-	-	15,045	220,393
	668,047	294,626	217,878	3,919	357,859	386,936
Prescribed Officers(2)
I Boninelli	30,158	52,314	-	-	-	82,472
CE Carter	66,331	66,929	13,609	317	7,262	112,389
GJ Ehm	68,471	59,443	-	-	5,452	122,462
RW Largent	56,206	76,865	12,537	306	7,461	113,073
MP O’Hare	74,619	66,699	2,306	54	5,396	133,616
M MacFarlane(8)	-	42,765	-	-	42,765	-
DC Noko	-	45,334	-	-	-	45,334
ME Sanz Perez	21,793	46,087	-	-	-	67,880
YZ Simelane	42,969	36,218	-	-	5,152	74,035
	360,547	492,654	28,452	677	73,488	751,261
Other management	3,551,735	2,533,048	684,413	12,227	850,184	4,550,186
Total share incentive scheme	4,580,329	3,320,328	930,743	16,823	1,281,531	5,688,383

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES continued

Directors and other key management personnel continued

Number of options and awards granted continued

	Balance at 1 January 2012	Granted during 2012	Exercised during 2012	Pre-tax gains on share options exercised ($000)	Lapsed during 2012	Balance as at 31 December 2012(1)
Executive Directors
M Cutifani	258,210	112,183	86,293	2,800	12,209	271,891
S Venkatakrishnan	160,966	52,176	70,375	2,283	6,372	136,395
	419,176	164,359	156,668	5,083	18,581	408,286
Prescribed Officers(2)
I Boninelli	8,568	21,590	-	-	-	30,158
CE Carter	76,627	25,507	32,621	1,058	3,182	66,331
RN Duffy	85,394	27,790	-	-	3,536	109,648
GJ Ehm	48,845	22,286	-	-	2,660	68,471
RW Largent	88,331	26,083	52,069	1,711	6,139	56,206
RL Lazare(9)	41,573	1,901	34,279	1,243	9,195	-
M MacFarlane(10)	-	-	-	-	-	-
MP O’Hare	54,281	22,809	-	-	2,471	74,619
AM O’Neill	108,544	45,512	-	-	3,943	150,113
DC Noko(11)	-	-	-	-	-	-
ME Sanz Perez	8,406	13,387	-	-	-	21,793
YZ Simelane	32,008	13,350	-	-	2,389	42,969
	552,577	220,215	118,969	4,012	33,515	620,308
Other management	3,006,829	1,592,126	670,004	23,155	377,216	3,551,735
Total share incentive scheme	3,978,582	1,976,700	945,641	32,250	429,312	4,580,329

(1)	The latest expiry date of all options/awards granted and outstanding at 31 December 2014 is 24 February 2024 (2013: 13 March 2023; 2012: 21 February 2022).
(2)	Pursuant to the Companies Act, which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.
(3)	No longer an executive director with effect from 30 September 2014.
(4)	Appointed as executive director with effect from 1 October 2014.
(5)	No longer a prescribed officer and left the employ of AngloGold Ashanti with effect from 31 July 2014.
(6)	No longer an executive director with effect from 31 March 2013.
(7)	No longer an executive director with effect 15 July 2013 and went on early retirement from 2 August 2013.
(8)	No longer a prescribed officer and left the employ of AngloGold Ashanti with effect from 30 June 2013.
(9)	No longer a prescribed officer with effect from 31 March 2012.
(10)	M MacFarlane was appointed to the Executive Committee with effect from 1 June 2012 and therefore had no holdings/grants in 2012.
(11)	D Noko was appointed to the Executive Committee with effect from 15 June 2012 and therefore had no holdings/grants in 2012.

Subsequent to year end and up to 19 March 2015, no options/awards have been exercised by Executive Directors and Prescribed Officers, except for Charles Carter who exercised 38,873 awards for a pre-tax gain of $461,084, Michael O’Hare who exercised 294 awards for a pre-tax gain of $2,997 and Ronald Largent who exercised 33,882 awards for a pre-tax gain of $393,269.

A total of 1,902,542 (2013: 1,668,617; 2012: 1,264,872) options/awards out of the 7,420,177 (2013: 5,688,383; 2012: 4,580,329) options/awards granted and outstanding at 31 December 2014 are fully vested.

Awards granted since 2005 have been granted at no cost to participants.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES continued

Directors and other key management personnel continued

Awards granted in respect of the previous year’s financial results:

	Total(1)(8)	Value ($000)(3)(8)	Total(2)	Value ($000)(3)	Total(4)	Value ($000)(3)
Issued in	2015		2014		2013

Executive Directors
M Cutifani(6)	-	-	-	-	5,429	148
S Venkatakrishnan	233,565	2,670	166,625	3,471	99,043	2,736
RN Duffy	1,481	42	92,361	1,918	65,193	1,801
KC Ramon	114,637	1,288	-	-	-	-
AM O’Neill(7)	-	-	-	-	124,961	3,452
	349,683	3,999	258,986	5,389	294,626	8,137
Prescribed Officers
I Boninelli	95,191	1,094	73,930	1,523	52,314	1,445
CE Carter	122,367	1,374	88,001	1,832	66,929	1,849
GJ Ehm	120,469	1,374	103,913	2,158	59,443	1,642
RW Largent(5)	213,018	2,393	161,509	3,323	76,865	2,124
MP O’Hare	1,268	36	95,877	1,985	66,699	1,843
M MacFarlane	-	-	-	-	42,765	1,182
DC Noko	93,843	1,054	68,178	1,403	45,334	1,253
ME Sanz Perez	94,304	1,074	73,107	1,504	46,087	1,273
YZ Simelane	-	-	39,091	816	36,218	1,001
	740,460	8,399	703,606	14,544	492,654	13,612
Total awards to executive management	1,090,143	12,399	962,592	19,933	787,280	21,749

(1)	Includes awards granted in respect of the 20% top-up for the 2012 BSP awards.
(2)

Includes awards granted in respect of the 20% top-up for the 2011 BSP awards, 2014 BSP matching awards and 2014 LTIP (inclusive of the 60% share retention bonus awards; the 40% deferred cash portion will be reported in the year of payment, i.e. 2015).

(3)	The 2014; 2013 and 2012 values have been converted using an average exchange rates of R10.8295:$1 (2013: R9.6231:$1; 2012: R8.1961: $1).
(4)	Includes awards granted in respect of the 20% top-up for the 2010 BSP awards.
(5)	Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.
(6)	No longer an executive director with effect from 31 March 2013.
(7)	No longer an executive director with effect from 2 August 2013.
(8)

BSP 2015 will be awarded after the Annual General Meeting to be held on 6 May 2015, subject to approval by the shareholders to renew the authority of placing 5% of the shares in issue under the control of the directors.

Non-Executive Director remuneration

The table below details the fees and allowances paid to Non-Executive Directors:

Non-Executive Directors’ fees and allowances

Figures in thousand(1)	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars	2014				2013	2012
SM Pityana(2)	334	86	10	430	186	175
TT Mboweni - Retired on 14 May 2014(3)	50	25	-	75	344	357
FB Arisman	-	-	-	-	120	251
R Gasant	117	63	8	188	131	118
NP January-Bardill	117	60	10	187	140	146
MJ Kirkwood	121	91	51	263	266	94
WA Nairn	-	-	-	-	71	178
LW Nkuhlu(4)	148	90	8	246	184	178
F Ohene-Kena	-	-	-	-	54	118
RJ Ruston	117	81	42	240	251	189
DL Hodgson	88	27	10	125	-	-
Total	1,092	523	139	1,754	1,747	1,804

(1)	Directors’ compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R10.8295:$1 (2013: R9.6231:$1; 2012: R8.1961: $1).
(2)	On 17 February 2014, Sipho Pityana was appointed chairman of the board.
(3)	Fees are disclosed only for the period from or to which, office is held.
(4)	Prof. Nkuhlu assumed the role of Lead Independent Director February 2014, and Deputy Chairman in March 2014.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors’ fees or committee fees.

At the Annual General Meeting of shareholders held on 14 May 2014, shareholders approved an increase in directors’ fees with effect from 1 May 2014. Directors fees for committees may vary depending on the number of committees on which the Non-Executive Director is a member and whether he/she is the Chairman or a member of the committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	RELATED PARTIES continued

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares

The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December 2014, which individually did not exceed 1% of the company’s issued ordinary share capital, were:

	31 December 2014 Beneficial holding		31 December 2013 Beneficial holding		31 December 2012 Beneficial holding
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive Directors
DL Hodgson	1,500	-	-	-	-	-
MJ Kirkwood(1)	8,000	-	3,000	-	-	-
LW Nkuhlu	3,000	-	-	3,000	-	800
RJ Ruston(2)	-	1,000	-	1,000	-	-
FB Arisman	-	-	-	-	-	4,984
Total	12,500	1,000	3,000	4,000	-	5,784
Executive Directors
RN Duffy	-	-	1,180	-	-	-
M Cutifani	-	-	-	-	61,692	-
S Venkatakrishnan	86 009	-	78,437	-	52,508	-
AM O’Neill	-	-	-	-	-	7,000
Total	86,009	-	79,617	-	114,200	7,000
Company Secretary
ME Sanz Perez	7,506	-	1,135	-	-	-
Total	7,506	-	1,135	-	-	-
Prescribed Officers
I Boninelli	5,728	2,247	-	1,284	-	-
CE Carter	32,253	-	36,500	-	25,078	-
GJ Ehm(3)	8,155	-	1,213	-	-	-
MP O’Hare	2,247	-	1,379	-	-	-
RW Largent(4)	10,410	-	1,910	-	-	-
DC Noko	3,690	-	615	-	-	-
Total	62,483	2,247	41,617	1,284	25,078	-
Grand total	168,498	3,247	125,369	5,284	139,278	12,784

Mr SM Pityana, Non-Executive Director of AngloGold Ashanti, had an indirect beneficial holding in the company given that he is a trustee and beneficiary of a trust which holds a 44% interest in Izingwe, the company’s BEE partner. As at 31 December 2014, Izingwe held nil E ordinary shares in the issued capital of the company (2013: 350,000 E ordinary shares). The commercial transaction between AngloGold Ashanti and Izingwe was concluded on 27 October 2014.

(1)	Held on the New York stock exchange as 8,000 American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)	Held on the Australian stock exchange as 5,000 CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)
(3)	Held on the Australian stock exchange as 36,067 CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share) and on the JSE as 942 ordinary shares
(4)	Held on the New York stock exchange as 10,410 American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)

Changes in directors’ and prescribed officers’ interests in AngloGold Ashanti shares after 31 December 2014:

	Date of transaction	Type of transaction	Number of shares	Direct/indirect beneficial holding
Executive directors
S Venkatakrishnan (1)	25 February 2015	On-market purchase of AngloGold Ashanti restricted ordinary shares	56,690	Direct
	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,502	Direct
KC Ramon	5 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,104	Direct

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Date of transaction	Type of transaction	Number of shares	Direct/indirect beneficial holding
Company Secretary
ME Sanz Perez	26 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,465	Direct
	4 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	500	Direct

Prescribed Officers
GJ Ehm	24 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,500	Direct
	25 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	877	Direct
	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	9,000	Direct
MP O’Hare	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	408	Direct
	5 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	508	Direct
I Boninelli	26 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,558	Indirect
	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	560	Indirect
	10 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	7,839	Indirect
CE Carter	24 February 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	7,307	Direct
DC Noko	2 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	270	Direct
	3 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	11,895	Direct
	6 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,231	Direct
RW Largent	6 March 2015	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	18,160	Direct

(1)	Of the restricted 56,690 shares (in lieu of the BSP cash bonus), 17,203 shares are deemed to be the CEO’s CIP investment for 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
36 CONTRACTUAL COMMITMENTS AND CONTINGENCIES

Operating leases

At 31 December 2014, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:
- within one year	8	18	22
- between one and two years	2	8	3
- between two and five years	4	6	4
- after five years	-	3	3
	14	35	32

Operating lease charges included in profit before taxation amounts to $19m (2013: $34m; 2012: $42m).

Finance leases

The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
US Dollars million	2014		2013		2012
Within one year	8	5	10	7	20	15
After one year but not more than five years	29	20	29	20	44	32
More than five years	36	14	21	19	32	26
Total minimum lease payments	73	39	60	46	96	73
Amounts representing finance charges	(34)	-	(14)	-	(23)	-
Present value of minimum lease payments	39	39	46	46	73	73

Figures in million	2014	2013	2012
	US Dollars
Capital commitments
Acquisition of tangible assets
Contracted for	178	437	1,075
Not contracted for	768	1,073	2,242
Authorised by the directors	946	1,510	3,317

Allocated to:
Project capital
- within one year	430	431	1,092
- thereafter	335	714	1,708
	765	1,145	2,800

Stay-in-business capital
- within one year	181	365	517
Share of underlying capital commitments of joint ventures included above	49	185	749

Purchase obligations
Contracted for
- within one year	295	610	643
- thereafter	213	136	102
	508	746	745

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	CONTRACTUAL COMMITMENTS AND CONTINGENCIES continued

Purchase obligations continued

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

Contingencies

	Guarantees and contingencies	Liabilities included in the statement of financial position	Guarantees and contingencies	Liabilities included in the statement of financial position	Guarantees and contingencies	Liabilities included in the statement of financial position
US Dollars million	2014		2013		2012

Contingent liabilities
Groundwater pollution(1)	-	-	-	-	-	-
Deep groundwater pollution - Africa(2)	-	-	-	-	-	-
Litigation - Ghana(3) (4)	97	-	97	-	-	-
Occupational Diseases in Mines and Works Act (ODMWA) litigation(5)	192	-	-	-	-	-
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda(6)	32	-	38	-	38	-
Sales tax on gold deliveries - Mineração Serra Grande S.A.(7)	-	-	101	-	156	-
VAT disputes - Mineração Serra Grande S.A.(8)	15	-	16	-	19	-
Tax dispute - AngloGold Ashanti Colombia S.A.(9)	162	-	188	-	161	-
Tax dispute - Cerro Vanguardia S.A.(10)	53	-	63	-	-	-

Contingent assets
Indemnity - Kinross Gold Corporation(11)	(9)	-	(60)		(90)
Royalty - Tau Lekoa Gold Mine(12)	-	-	-		-
Royalty - Navachab Mine QKR(13)	-	-	-		-

Guarantees
Financial guarantees
Oro Group (Pty) Limited(14)	9	-	10	-	12	-
	551	-	453	-	296	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	CONTRACTUAL COMMITMENTS AND CONTINGENCIES continued

Contingent liabilities

(1)

Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine reside stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)

Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The Parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 23 July 2013 and 20 February 2014, AGAG was served with writs issued by MBC claiming a total of $97m. AGAG filed a conditional entry of appearance and a motion of stay of proceedings pending arbitration. On 5 May 2014, the court denied AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. On 2 October 2014, AGAG was notified that the records had been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case. The matter remains pending.

(4)

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due by 31 October 2013. AGAG is allowing some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. To date, plaintiffs have failed to amend their writ and file their statement of claim. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(5)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	CONTRACTUAL COMMITMENTS AND CONTINGENCIES continued

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended, and the status of the proceedings are set forth below. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.

On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi (“the Balakazi Action”) and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class (“the Nkala Action”). The applicants in the case seek to have the court certify two classes, namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependents of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were initiated. The applicants now request certification of two classes (the “silicosis class” and the “tuberculosis class”). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependents of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependents of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).

In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. The parties in the class action met with the court and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million as at the 31 December 2014 closing rate. On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4 million as at the 31 December 2014 closing rate. On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $100 million as at the 31 December 2014 closing rate. On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $81 million as at the 31 December 2014 closing rate.

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	CONTRACTUAL COMMITMENTS AND CONTINGENCIES continued

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

(6)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $18m (2013: $19m; 2012: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $14m (2013: $19m; 2012: $17m). Management is of the opinion that these taxes are not payable.

(7)

Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG) received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013 and $96m and $60m as at 31 December 2012, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás. Although the State has not yet provided confirmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.

(8)

VAT disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $15m (2013: $16m; 2012: $19m).

(9)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $27m (2013: $35m; 2012: $26m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $135m (2013: $153m; 2012: $135m), based on Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that the DIAN reconsider its decision. In November 2014, DIAN affirmed its earlier ruling. AGAC has until 16 April 2015 to challenge the DIAN’s decision by filing a lawsuit before the Administrative Tribunal of Cundinamarca (trial court for tax litigation).

(10)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $14m (2013: $18m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives at issue should not have been accounted for as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $39m (2013: $45m). A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA’s initial response. CVSA prepared defense arguments and evidence which were filed on 8 September 2014. Management is of the opinion that the taxes are not payable. The government responded to the latest submission by CVSA on 22 December 2014, and continues to assert its position regarding the use of the financial derivatives. CVSA prepared a response to the government’s findings which was filed on 9 March 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	CONTRACTUAL COMMITMENTS AND CONTINGENCIES continued

Contingent assets

(11)

Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 8 above. In light of the settlement described in item 7 above at 31 December 2014, the company has estimated that the maximum contingent asset is $9m (2013: $60m; 2012: $90m).

(12)

Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 507,471oz (2013: 413,246oz; 2012: 304,643oz) produced have been received to date.

(13)

Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter to return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.

Guarantees

(14)

Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $9m (2013: $10m; 2012: $12m). The probability of the non- performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

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

Managing risk in the group

Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group’s counterparties.

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

The group does not have any cash flow hedge contracts relating to product sales as at 31 December 2014. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2014 (2013: $2m; 2012: $3m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.

The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the years 31 December 2013 and 2012 no gains or losses were recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in million	2014	2013	2012
	US Dollars
37 FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Non-hedge derivatives
Gain (loss) on non-hedge derivatives and other commodity contracts is summarised as follows:
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts	15	94	(35)
Gain (loss) on non-hedge derivatives and other commodity contracts per the income statement	15	94	(35)

The gain (loss) on non-hedge derivatives and other commodity contracts was mainly as a result of normal revaluation of commodity contracts resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities.

Net open hedge position as at 31 December 2014

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

As at 31 December 2014 the group had $8m in bank accounts in Argentina that was subject to regulatory approvals before such funds could be transmitted in the form of dividends or loan repayments. During 2014 the group obtained various approvals to remit funds but has not received any approvals since October 2014.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 27 and 38).

The following are the contractual maturities of financial liabilities, including interest payments financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2014	million	Effective rate %	million	Effective rate %	million	Effective rate %	million	Effective rate %	million
Financial guarantees(1)	9		-		-		-		9
Trade and other payables	686		-		-		-		686
Borrowings	374		507		776		3,682		5,339
- In USD	253	6.6	306	6.6	614	6.8	3,645	6.8	4,818
- AUD in USD equivalent	12	4.8	128	4.8	148	4.8	-	-	288
- ZAR in USD equivalent	108	7.8	73	8.5	13	10.6	36	11.1	230
- BRL in USD equivalent	1	5.2	-	-	1	3.6	1	2.8	3
2013
Derivatives	10		-		-		-		10
Trade and other payables	797		-		-		-		797
Borrowings	440		727		704		3,868		5,739
- In USD	266	6.7	206	6.8	614	6.8	3,849	6.8	4,935
- AUD in USD equivalent	25	5.1	511	5.1	-		-		536
- ZAR in USD equivalent	127	7.1	9	7.7	89	8.3	18	9.8	243
- BRL in USD equivalent	1	6.5	1	5.0	1	4.5	1	4.5	4
- NAD in USD equivalent	21	22.7	-		-		-		21
2012
Derivatives	-		-		-		1		1
Financial guarantees(1)	12		-		-		-		12
Trade and other payables	949		-		-		-		949
Borrowings	1,008		876		585		2,477		4,946
- In USD	793	5.1	848	4.9	293	5.5	2,450	5.5	4,384
- AUD in USD equivalent	13	5.1	13	5.1	273	5.1	-		299
- ZAR in USD equivalent	189	6.3	4	9.8	15	9.8	27	9.8	235
- BRL in USD equivalent	3	8.0	1	7.5	-		-		4
- NAD in USD equivalent	10	8.4	10	8.4	4	8.4	-		24

(1)	Not included in the statement of financial position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the group is as follows:

Figures in million	2014	2013	2012
	US Dollars
Other investments held to maturity	79	83	96
Other non-current assets	-	-	7
Trade and other receivables	80	79	183
Cash restricted for use (note 23)	51	77	64
Cash and cash equivalents (note 24)	468	648	892
Total financial assets	678	887	1,242
Financial guarantees	9	10	12

Trade and other receivables generally constituting indirect taxes recoverable from government entities that are past due but not impaired totaled $61m (2013: $94m; 2012: $84m). Other receivables that are impaired totaled $1m (2013: nil; 2012: $1m) and other investments that are impaired totaled $2m (2013: $30m; 2012: $16m). No other financial assets are past due but not impaired.

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

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group’s other investments and borrowings as at 31 December are as follows:

Type of instrument

Figures in million	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollars	2014		2013		2012
Financial assets
Other investments (note 19)	126	128	132	134	167	171

Financial liabilities
Borrowings (note 27)	3,721	3,606	3,891	3,704	3,583	3,730
Derivatives	-	-	-	-	10	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value of financial instruments continued

Type of instrument continued

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade and other receivables and trade and other payables

The carrying amounts approximate fair value.

Investments and other non-current assets

Listed equity investments classified as available-for-sale are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments has been calculated using market interest rates at the hierarchy level 2. The unlisted equity investments are carried at cost or fair value. Unlisted investments for which fair value can be reliably measured are carried at fair value while other unlisted investments for which there is no active market and the fair value cannot be reliably measured are carried at cost.

Borrowings

The $1.25bn bonds were carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

On 30 July, 2013, the group issued $1.25bn aggregate principal amount of 8.5% notes. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the group, at an issue price of 100% of the principal amount of the notes. The net proceeds from the offering were $1.237bn, after deducting discounts and expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

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

In determining the fair value liability of the $1.25 billion bonds, the group has measured the effect based on the ex-interest NYSE closing price on the reporting date. The ISIN bond code used by the NYSE for the $1.25bn bonds is US03512TAD37. The accounting policy of the group is to recognise interest expense separately from the fair value adjustments in the income statement. Interest is recognised at a semi-annual coupon rate of 8.5% per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value of financial instruments continued

Type of instrument continued

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

$1.25 billion bonds carried at fair value continued

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

The following table sets out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value on a recurring basis

Figures in million	Level 1	Level 2	Level 3	Total
US Dollars		2014
Available-for-sale financial assets
Equity securities	47	-	-	47

US Dollars		2013
Available-for-sale financial assets
Equity securities	49	-	-	49

US Dollars		2012
Available-for-sale financial assets
Equity securities	69	2	-	71

Liabilities measured at fair value on a recurring basis

Assets measured at fair value on a recurring basis

Figures in million	Level 1	Level 2	Level 3	Total
US Dollars		2014
Financial liabilities at fair value through profit or loss
$1.25bn bonds	1,373	-	-	1,373

US Dollars		2013
Financial liabilities at fair value through profit or loss
$1.25bn bonds	1,353	-	-	1,353

US Dollars		2012
Financial liabilities at fair value through profit or loss
Option component of convertible bonds	-	9	-	9
Embedded derivatives	-	1	-	1
Mandatory convertible bonds	588	-	-	588

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Sensitivity analysis

$1.25bn bonds

The $1.25bn bonds valuation is primarily linked to market interest. A change of +0.5% and -0.5% in market interest rates will generally impact the fair value of the $1.25bn liability in a stable environment by -$25m and +$25m respectively.

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
	2014
Financial assets
USD denominated	1.00	3	3
ZAR denominated(1)	1.50	2	-
BRL denominated	2.50	1	-

Financial liabilities
ZAR denominated(1)	1.50	28	2
AUD denominated	1.00	3	3
USD denominated	1.00	1	1

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
	2013
Financial assets
USD denominated	1.00	4	4
ZAR denominated(1)	1.50	3	-
BRL denominated	2.50	1	-

Financial liabilities
ZAR denominated(1)	1.50	20	2
AUD denominated	1.00	5	5
ARS denominated	2.00	3	-

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
	2012
Financial assets
USD denominated	1.00	6	6
ZAR denominated(1)	1.50	3	-
BRL denominated	2.50	1	-
NAD denominated	1.50	-	-

Financial liabilities
AUD denominated	1.00	3	3

(1)	This is the only interest rate risk for the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Sensitivity analysis continued

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
	2014		2013		2012
Borrowings
USD denominated (R/$)	Spot (+R1.50)	-	Spot (+R1.50)	-	Spot (+R1)	-
ZAR denominated (R/$)	Spot (+R1.50)	(21)	Spot (+R1.50)	(27)	Spot (+R1)	(22)
BRL denominated (BRL/$)	Spot (+BRL0.3)	-	Spot (+BRL0.3)	-	Spot (+BRL0.25)	-
NAD denominated (N/$)	Spot (+NAD1.5)	-	Spot (+NAD1.50)	-	Spot (+NAD1)	(2)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(19)	Spot (+AUD0.1)	(40)	Spot (+AUD0.05)	(13)
ARS denominated (ARS/$)	Spot (+ARS0.5)	-	Spot (+ARS0.5)	(1)	Spot (+ARS0.05)	-

USD denominated (R/$)	Spot (-R1.50)	-	Spot (-R1.50)	-	Spot (-R1)	-
ZAR denominated (R/$)	Spot (-R1.50)	28	Spot (-R1.50)	36	Spot (-R1)	28
BRL denominated (BRL/$)	Spot (-BRL0.3)	-	Spot (-BRL0.3)	-	Spot (-BRL0.25)	1
NAD denominated (N/$)	Spot (-NAD1.5)	-	Spot (-NAD1.5)	-	Spot (-NAD1)	3
AUD denominated (AUD/$)	Spot (-AUD0.1)	23	Spot (-AUD0.1)	48	Spot (-AUD0.05)	14
ARS denominated (ARS/$)	Spot (-ARS0.5)	-	Spot (-ARS0.5)	2	Spot (-ARS0.05)	-

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38	CAPITAL MANAGEMENT

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

During April 2011 AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE. The DMTNP permits the group to access the South African debt capital market for funding required. The group has utilised the commercial paper under its R10bn DMTNP throughout the year in addition to other facilities, to provide for funding requirements of the South Africa region.

During July 2012, the group entered into a $750m rated bond. Semi-annual coupons are paid at 5.125% per annum. The bonds are dollar based and unless the company redeems the bonds earlier they are repayable on 1 August 2022. The notes are fully and unconditionally guaranteed by the group.

During July 2013 the group entered into a $1.25 billion unsecured bond. Semi-annual coupons are paid at 8.5% per annum. The bonds are dollar based and unless the company redeems the bonds earlier they are repayable on 30 July 2020. The notes are fully and unconditionally guaranteed by the group.

During December 2013, the group completed the following financing transactions:

•

the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF) of R1.5bn ($130m) with Nedbank and ABSA Bank which is currently charged at JIBAR plus 1.2% per annum. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2018; and

•	an offering of R750m ($65m) aggregate principal amount, unsecured notes due 2016 at JIBAR plus 1.75%.

The objective of the ZAR RCF in conjunction with the issue of R750m ($65m) bonds was to provide a more permanent and reliable source of funds for the South African region as a result of the risk that the market will not always be available to roll or reissue paper upon future maturities.

During July 2014, the group completed the following financing transactions:

•

a $1bn five year revolving credit facility with a syndicate of lenders which replaced its existing $1bn revolving credit facility entered into in July 2012. The $1bn facility entered into during July 2012 was cancelled on 17 July 2014. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus 1.5%; and

•

a five-year unsecured syndicated revolving credit facility of A$500m ($408m) with a group of banks which is currently charged at 200 basis points above BBSY. The interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in July 2019. This facility replaced the A$600m facility entered into in December 2011, which had similar conditions to the new revolving credit facility. The A$600m facility was cancelled during August 2014.

Amounts are converted to US dollars at year end exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38	CAPITAL MANAGEMENT continued

Gearing ratio (Net debt to adjusted EBITDA)

Figures in million	2014	2013	2012
	US Dollars
Borrowings (note 27)	3,721	3,891	3,583
Mandatory convertible bonds (note 27)	-	-	(588)
Corporate office lease (note 27)	(22)	(25)	(31)
Unamortised portion of the convertible and rated bonds	28	2	53
Fair value adjustment on $1.25bn bonds	(75)	(58)	-
Cash restricted for use (note 23)	(51)	(77)	(64)
Cash and cash equivalents (note 24)	(468)	(648)	(892)
Bank overdraft	-	20	-
Net debt	3,133	3,105	2,061

The adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit

Agreements for compliance with the debt covenant formula as specified in the Revolving Credit Agreements.

Adjusted EBITDA(1)
Profit (loss) on ordinary activities before taxation	216	(2,533)	1,261
Add back:
Finance costs and unwinding of obligations	278	296	231
Interest received	(24)	(39)	(43)
Amortisation of tangible and intangible assets (note 4)	786	799	835
Adjustments
Dividends received	-	(5)	(7)
Exchange loss (gain)	7	(14)	(8)
Fair value adjustment on the mandatory convertible bonds	-	(356)	(162)
Fair value adjustment on option component of convertible bonds	-	(9)	(83)
Fair value adjustment on $1.25bn bonds	17	58	-
Impairment and derecognition of goodwill, tangible and intangible assets (note 7)	10	3,029	346
Impairment of other investments (note 7)	2	30	16
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 7)	2	216	-
Write-off of a loan (note 7)	-	7	-
Retrenchments at mining operations (note 4)	24	69	10
Retrenchments and related costs at Obuasi	210	-	-
Net (profit) loss on disposal and derecognition of assets (note 7)	(25)	(2)	15
Loss on sale of Navachab mine (note 7)	2	-	-
Profit on partial disposal of subsidiary Rand Refinery (Pty) Limited (note 7)	-	-	(14)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	(15)	(94)	35
Associates and joint ventures’ exceptional (income) expense	(16)	164	57
Associates and joint ventures’ – adjustments for amortisation, interest, taxation and other.	191	51	40
Adjusted EBITDA (as defined in the Revolving Credit Agreement)	1,665	1,667	2,529
Gearing ratio (Net debt to adjusted EBITDA)	1.88:1	1.86:1	0.81:1

(1)	The presentation of adjusted EBITDA has been amended to reconcile from profit (loss) on ordinary activities before taxation instead of operating profit (loss).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39	SUBSEQUENT EVENTS

AngloGold Ashanti currently considers joint venturing or selling its interest in Cripple Creek & Victor (CC&V) mine

The company has initiated a plan to identify a joint venture partner or a purchaser in respect of its interests in the Cripple Creek & Victor mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.

AngloGold Ashanti currently considers selling its interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) and Société d’Exploitation des Mines d’Or de Yatela S.A. (Yatela)

The company currently intends to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. The mines are both situated in western Mali and are included in the Continental Africa reporting segment. The Sadiola and Yatela mines produced 85,000 and 11,000 attributable ounces of gold, respectively, in 2014.

Management was approached by a potential buyer for both mines who meets management’s qualifying criteria and has asked for a binding bid. There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed.

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). See Note 27 and Note 36. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia – which was sold effective 30 June 2014). The following is condensed consolidating financial information for the company as of 31 December 2014, 2013, and 2012 and for the years ended 31 December 2014, 2013 and 2012, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the company’s condensed consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

Figures in million (US dollars)	2014	2014	2014	2014	2014

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,486	3	3,890	(1)	5,378
Gold income	1,564	-	3,924	(270)	5,218
Cost of sales	(1,225)	-	(2,965)	-	(4,190)
Gain on non-hedge derivatives and other commodity contracts	-	-	15	-	15
Gross profit	339	-	974	(270)	1,043
Corporate administration, marketing and other income (expenses)	23	25	(61)	(79)	(92)
Exploration and evaluation costs	(22)	-	(122)	-	(144)
Other operating expenses	(12)	-	(16)	-	(28)
Special items	97	(937)	(290)	870	(260)
Operating profit (loss)	425	(912)	485	521	519
Dividends received	1	-	-	(1)	-
Interest received	4	3	17	-	24
Exchange gain (loss)	13	(1)	(19)	-	(7)
Finance costs and unwinding of obligations	(19)	(212)	(47)	-	(278)
Fair value adjustment on $1.25bn bonds	-	(17)	-	-	(17)
Share of associates and joint ventures’ (loss) income	(31)	(3)	63	(54)	(25)
Equity (loss) income in subsidiaries	(319)	14	-	305	-
Profit (loss) before taxation	74	(1,128)	499	771	216
Taxation	3	12	(270)	-	(255)
Profit (loss) after taxation	77	(1,116)	229	771	(39)
Preferred stock dividends	(135)	-	(135)	270	-
(Loss) profit for the year	(58)	(1,116)	94	1,041	(39)
Allocated as follows:
Equity shareholders	(58)	(1,116)	75	1,041	(58)
Non-controlling interests	-	-	19	-	19
	(58)	(1,116)	94	1,041	(39)
Comprehensive (loss) income	(275)	(1,148)	176	991	(256)
Comprehensive income attributable to non-controlling interests	-	-	(19)	-	(19)
Comprehensive (loss) income attributable to AngloGold Ashanti	(275)	(1,148)	157	991	(275)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

Figures in million (US dollars)	2013	2013	2013	2013	2013

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,762	3	3,945	(2)	5,708
Gold income	1,747	-	3,864	(114)	5,497
Cost of sales	(1,302)	-	(2,844)	-	(4,146)
Gain on non-hedge derivatives and other commodity contracts	-	-	94	-	94
Gross profit	445	-	1,114	(114)	1,445
Corporate administration, marketing and other (expenses) income	(51)	6	(102)	(54)	(201)
Exploration and evaluation costs	(21)	(7)	(227)	-	(255)
Other operating expenses	(11)	(4)	(5)	1	(19)
Special items	(1,754)	(1,590)	(2,511)	2,445	(3,410)
Operating loss	(1,392)	(1,595)	(1,731)	2,278	(2,440)
Dividends received	7	-	-	(2)	5
Interest received	4	2	33	-	39
Exchange gain	10	1	3	-	14
Finance costs and unwinding of obligations	(23)	(155)	(118)	-	(296)
Fair value adjustment on $1.25bn bonds	-	(58)	-	-	(58)
Fair value adjustment on option component of convertible bonds	-	-	9	-	9
Fair value adjustment on mandatory convertible bonds	-	-	356	-	356
Share of associates and joint ventures’ loss	(143)	(19)	-	-	(162)
Equity loss in subsidiaries	(689)	(1,287)	-	1,976	-
Loss before taxation	(2,226)	(3,111)	(1,448)	4,252	(2,533)
Taxation	53	(6)	286	-	333
Loss after taxation	(2,173)	(3,117)	(1,162)	4,252	(2,200)
Preferred stock dividends	(57)	-	(57)	114	-
Loss for the year	(2,230)	(3,117)	(1,219)	4,366	(2,200)
Allocated as follows:
Equity shareholders	(2,230)	(3,117)	(1,249)	4,366	(2,230)
Non-controlling interests	-	-	30	-	30
	(2,230)	(3,117)	(1,219)	4,366	(2,200)
Comprehensive loss	(2,605)	(3,170)	(1,271)	4,471	(2,575)
Comprehensive income attributable to non-controlling interests	-	-	(30)	-	(30)
Comprehensive loss attributable to AngloGold Ashanti	(2,605)	(3,170)	(1,301)	4,471	(2,605)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

Figures in million (US dollars)	2012	2012	2012	2012	2012

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	2,093	3	4,537	(1)	6,632
Gold income	2,014	-	4,423	(84)	6,353
Cost of sales	(1,323)	-	(2,641)	-	(3,964)
Loss on non-hedge derivatives and other commodity contracts	-	-	(35)	-	(35)
Gross profit	691	-	1,747	(84)	2,354
Corporate administration, marketing and other (expenses) income	(147)	15	(70)	(89)	(291)
Exploration and evaluation costs	(26)	(16)	(353)	-	(395)
Other operating expenses	(37)	-	(10)	-	(47)
Special items	(1,111)	(8)	(402)	1,119	(402)
Operating (loss) profit	(630)	(9)	912	946	1,219
Dividends received	8	-	-	(1)	7
Interest received	14	3	26	-	43
Exchange gain	23	-	4	(19)	8
Finance costs and unwinding of obligations	(16)	(90)	(125)	-	(231)
Fair value adjustment on option component of convertible bonds	-	-	83	-	83
Fair value adjustment on mandatory convertible bonds	-	-	162	-	162
Share of associates and joint ventures’ loss	(17)	(13)	-	-	(30)
Equity income in subsidiaries	1,529	460	-	(1,989)	-
Profit before taxation	911	351	1,062	(1,063)	1,261
Taxation	28	(5)	(369)	-	(346)
Profit after taxation	939	346	693	(1,063)	915

Preferred stock dividends	(42)	-	(42)	84	-
Profit for the year	897	346	651	(979)	915
Allocated as follows:
Equity shareholders	897	346	633	(979)	897
Non-controlling interests	-	-	18	-	18
	897	346	651	(979)	915
Comprehensive income	780	342	673	(997)	798
Comprehensive income attributable to non-controlling interests	-	-	(18)	-	(18)
Comprehensive income attributable to AngloGold Ashanti	780	342	655	(997)	780

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

Figures in million (US dollars)	2014	2014	2014	2014	2014

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,315	-	3,548	-	4,863
Intangible assets	31	-	197	(3)	225
Investments in associates and joint ventures	2,372	3,710	1,297	(5,952)	1,427
Other investments	2	4	122	(2)	126
Inventories	-	-	636	-	636
Trade and other receivables	-	-	20	-	20
Deferred taxation	-	-	127	-	127
Cash restricted for use	-	-	36	-	36
Other non-current assets	25	-	-	-	25
	3,745	3,714	5,983	(5,957)	7,485
Current Assets
Inventories, trade and other receivables, intergroup balances and other current assets	526	1,929	1,434	(2,723)	1,166
Cash restricted for use	1	-	14	-	15
Cash and cash equivalents	52	260	156	-	468
	579	2,189	1,604	(2,723)	1,649
Non-current assets held for sale	-	-	-	-	-
	579	2,189	1,604	(2,723)	1,649

Total assets	4,324	5,903	7,587	(8,680)	9,134

EQUITY AND LIABILITIES
Share capital and premium	7,041	6,108	824	(6,932)	7,041
(Accumulated losses) retained earnings and other reserves	(4,195)	(3,536)	1,161	2,374	(4,196)
Shareholders’ equity	2,846	2,572	1,985	(4,558)	2,845
Non-controlling interests	-	-	26	-	26
Total equity	2,846	2,572	2,011	(4,558)	2,871
Non-current liabilities	568	3,167	1,544	-	5,279
Current liabilities including intergroup balances	910	164	4,032	(4,122)	984
Total liabilities	1,478	3,331	5,576	(4,122)	6,263

Total equity and liabilities	4,324	5,903	7,587	(8,680)	9,134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

Figures in million (US dollars)	2013		2013		2013	2013	2013

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”	)	IOMco (the “Issuer”	)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,457		-		3,358	-	4,815
Intangible assets	52		-		218	(3)	267
Investments in associates and joint ventures	2,581		3,401		1,153	(5,808)	1,327
Other investments	2		6		129	(6)	131
Inventories	-		-		586	-	586
Trade and other receivables	-		5		24	-	29
Deferred taxation	-		-		177	-	177
Cash restricted for use	-		-		31	-	31
Other non-current assets	41		-		-	-	41
	4,133		3,412		5,676	(5,817)	7,404
Current Assets
Other investments	-		-		1	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	492		2,391		1,703	(3,164)	1,422
Cash restricted for use	1		-		45	-	46
Cash and cash equivalents	39		409		200	-	648
	532		2,800		1,949	(3,164)	2,117
Non-current assets held for sale	5		-		153	(5)	153
	537		2,800		2,102	(3,169)	2,270

Total assets	4,670		6,212		7,778	(8,986)	9,674

EQUITY AND LIABILITIES
Share capital and premium	7,006		5,994		805	(6,799)	7,006
(Accumulated losses) retained earnings and other reserves	(3,927)		(2,990)		1,431	1,559	(3,927)
Shareholders’ equity	3,079		3,004		2,236	(5,240)	3,079
Non-controlling interests	-		-		28	-	28
Total equity	3,079		3,004		2,264	(5,240)	3,107

Non-current liabilities	648		3,032		1,653	(2)	5,331
Bank overdraft	-		-		20	-	20
Current liabilities including intergroup balances	943		176		3,784	(3,744)	1,159
Non-current liabilities held for sale	-		-		57	-	57
Total liabilities	1,591		3,208		5,514	(3,746)	6,567

Total equity and liabilities	4,670		6,212		7,778	(8,986)	9,674

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

Figures in million (US dollars)	2012	2012	2012	2012	2012

Condensed consolidating statement of financial position

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	2,018	-	5,758	-	7,776
Intangible assets	53	-	265	(3)	315
Investments in associates and joint ventures	4,577	4,391	882	(8,803)	1,047
Other investments	6	6	173	(18)	167
Inventories	-	-	610	-	610
Trade and other receivables	22	7	50	-	79
Deferred taxation	-	-	97	-	97
Cash restricted for use	-	-	29	-	29
Other non-current assets	-	1	6	-	7
	6,676	4,405	7,870	(8,824)	10,127
Current Assets
Inventories, trade and other receivables, intergroup balances and other current assets	1,012	2,542	3,338	(5,207)	1,685
Cash restricted for use	1	-	34	-	35
Cash and cash equivalents	98	537	257	-	892
	1,111	3,079	3,629	(5,207)	2,612
Non-current assets held for sale	1	-	-	(1)	-
	1,112	3,079	3,629	(5,208)	2,612
Total assets	7,788	7,484	11,499	(14,032)	12,739

EQUITY AND LIABILITIES
Share capital and premium	6,742	5,599	805	(6,404)	6,742
(Accumulated losses) retained earnings and other reserves	(1,269)	(1,451)	3,339	(1,888)	(1,269)
Shareholders’ equity	5,473	4,148	4,144	(8,292)	5,473
Non-controlling interests	-	-	21	-	21
Total equity	5,473	4,148	4,165	(8,292)	5,494

Non-current liabilities	827	1,722	2,752	(14)	5,287
Current liabilities including intergroup balances	1,488	1,614	4,582	(5,726)	1,958
Total liabilities	2,315	3,336	7,334	(5,740)	7,245
Total equity and liabilities	7,788	7,484	11,499	(14,032)	12,739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

Figures in million (US dollars)	2014	2014	2014	2014	2014

Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from (used) by operations	344	(839)	961	907	1,373
Net movement in intergroup receivables and payables	(1)	419	437	(855)	-
Taxation refund	-	-	41	-	41
Taxation paid	(20)	(2)	(172)	-	(194)
Net cash inflow (outflow) from operating activities	323	(422)	1,267	52	1,220

Cash flows from investing activities
Capital expenditure	(222)	-	(791)	-	(1,013)
Interest capitalised and paid	-	-	(1)	-	(1)
Expenditure on intangible assets	(5)	-	-	-	(5)
Proceeds from disposal of tangible assets	-	-	31	-	31
Other investments acquired	-	-	(79)	-	(79)
Proceeds from disposal of other investments	-	-	73	-	73
Investments in associates and joint ventures	-	(52)	(14)	1	(65)
Net loans (advanced) to repaid by associates and joint ventures	(43)	7	-	-	(36)
Dividends received	1	-	-	(1)	-
Proceeds from disposal of subsidiary	105	-	-	-	105
Reclassification of cash balances to held for sale assets	-	-	2	-	2
(Acquisition) disposal of subsidiary and loan	(116)	(3)	3	116	-
Decrease in cash restricted for use	-	-	24	-	24
Interest received	4	3	14	-	21
Net cash outflow from investing activities	(276)	(45)	(738)	116	(943)

Cash flows from financing activities
Proceeds from issue of share capital	-	114	-	(114)	-
Proceeds from borrowings	157	100	354	-	611
Repayment of borrowings	(171)	-	(590)	-	(761)
Finance costs paid	(14)	(205)	(26)	-	(245)
Revolving credit facility and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(17)	-	(17)
Intergroup dividends received (paid)	-	318	(318)	-	-
Net cash (outflow) inflow from financing activities	(28)	318	(597)	(114)	(421)
Net increase (decrease) in cash and cash equivalents	19	(149)	(68)	54	(144)
Translation	(6)	-	44	(54)	(16)
Cash and cash equivalents at beginning of year	39	409	180	-	628
Cash and cash equivalents at end of year	52	260	156	-	468

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

Figures in million (US dollars)	2013	2013	2013	2013	2013

Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used) by operations	391	(126)	997	130	1,392
Net movement in intergroup receivables and payables	140	(1,593)	1,512	(59)	-
Dividends received from joint ventures	-	18	-	-	18
Taxation refund	13	-	10	-	23
Taxation paid	(13)	(1)	(173)	-	(187)
Net cash inflow (outflow) from operating activities	531	(1,702)	2,346	71	1,246

Cash flows from investing activities
Capital expenditure	(397)	-	(1,104)	-	(1,501)
Interest capitalised and paid	-	-	(5)	-	(5)
Expenditure on intangible assets	(26)	-	(42)	-	(68)
Proceeds from disposal of tangible assets	-	-	10	-	10
Other investments acquired	-	-	(91)	-	(91)
Proceeds from disposal of other investments	-	-	81	-	81
Investments in associates and joint ventures	-	(420)	(52)	-	(472)
Proceeds from disposal of associates and joint ventures	6	-	-	-	6
Net loans advanced to associates and joint ventures	(1)	(39)	-	32	(8)
Dividends received	7	-	-	(2)	5
Proceeds from disposal of subsidiary	2	-	-	-	2
Reclassification of cash balances to held for sale assets	-	-	(2)	-	(2)
Acquisition of subsidiary and loan	(168)	-	-	168	-
Increase in cash restricted for use	-	-	(20)	-	(20)
Interest received	4	2	17	-	23
Net cash outflow from investing activities	(573)	(457)	(1,208)	198	(2,040)

Cash flows from financing activities
Proceeds from issue of share capital	-	147	20	(167)	-
Proceeds from borrowings	504	1,500	340	-	2,344
Repayment of borrowings	(458)	(250)	(778)	-	(1,486)
Finance costs paid	(12)	(103)	(85)	-	(200)
Revolving credit facility and bond transaction costs	-	(36)	-	-	(36)
Dividends paid	(40)	-	(22)	-	(62)
Intergroup dividends received (paid)	-	773	(773)	-	-
Net cash (outflow) inflow from financing activities	(6)	2,031	(1,298)	(167)	560
Net decrease in cash and cash equivalents	(48)	(128)	(160)	102	(234)
Translation	(11)	-	83	(102)	(30)
Cash and cash equivalents at beginning of year	98	537	257	-	892
Cash and cash equivalents at end of year(1)	39	409	180	-	628

(1)	Cash and cash equivalents are net of bank overdraft of $20 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

Figures in million (US dollars)	2012	2012	2012	2012	2012

Condensed consolidating statement of cash flow
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from operations	658	-	1,628	64	2,350
Net movement in intergroup receivables and payables	(32)	(529)	585	(24)	-
Dividends received from joint ventures	-	89	-	(17)	72
Taxation refund	-	-	54	-	54
Taxation paid	(82)	(2)	(423)	-	(507)
Net cash inflow (outflow) from operating activities	544	(442)	1,844	23	1,969

Cash flows from investing activities
Capital expenditure	(542)	-	(1,383)	-	(1,925)
Interest capitalised and paid	-	-	(12)	-	(12)
Expenditure on intangible assets	(45)	-	(34)	-	(79)
Proceeds from disposal of tangible assets	-	-	5	-	5
Other investments acquired	-	(2)	(95)	-	(97)
Proceeds from disposal of other investments	-	-	86	-	86
Investments in associates and joint ventures	(2)	(308)	(39)	-	(349)
Proceeds from disposal of associates and joint ventures	-	20	-	-	20
Net loans advanced to associates and joint ventures	(1)	(48)	-	(15)	(64)
Dividends received	7	-	-	-	7
Proceeds from disposal of subsidiary	433	-	-	(427)	6
Net cash in subsidiary disposed	-	-	(26)	-	(26)
Acquisition of subsidiary and loan	(673)	-	-	338	(335)
Increase in cash restricted for use	-	-	(3)	-	(3)
Interest received	12	2	22	-	36
Loans advanced	-	-	(45)	-	(45)
Net cash outflow from investing activities	(811)	(336)	(1,524)	(104)	(2,775)

Cash flows from financing activities
Proceeds from issue of share capital	2	330	7	(337)	2
Redemption of preference shares	-	(435)	-	435	-
Proceeds from borrowings	174	995	263	-	1,432
Repayment of borrowings	-	(200)	(17)	-	(217)
Finance costs paid	(4)	(64)	(77)	-	(145)
Acquisition of non-controlling interest	-	-	(215)	-	(215)
Revolving credit facility and bond transaction costs	-	(22)	(8)	-	(30)
Dividends paid	(215)	-	(21)	-	(236)
Intergroup dividends received (paid)	18	253	(255)	(16)	-
Net cash (outflow) inflow from financing activities	(25)	857	(323)	82	591

Net (decrease) increase in cash and cash equivalents	(292)	79	(3)	1	(215)
Translation	2	-	(6)	(1)	(5)
Cash and cash equivalents at beginning of year	388	458	266	-	1,112
Cash and cash equivalents at end of year	98	537	257	-	892

KIBALI (JERSEY) LIMITED

Consolidated Financial Statements for the Year Ended

31 December 2014

Statement of Responsibility by the Board of Directors

For the year ended 31 December 2014

The directors are responsible for preparing the financial statements for Kibali (Jersey) Limited (“the group”).

The directors have elected to prepare the financial statements for the group in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB) and include amounts based on judgements and estimates made by management.

The directors acknowledge that they are ultimately responsible for the system of internal financial control established by the group and places considerable importance on maintaining a strong control environment. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements of the group and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect misstatement and loss. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The going concern basis has been adopted in preparing the financial statements for the group. The directors have no reason to believe that the group will not be a going concern in the foreseeable future based on forecasts and available cash resources including funding provided by joint venture partners. These financial statements support the viability of the group.

Auditors

The current directors have taken all the steps that they ought to have taken to make themselves aware of any information needed by the group’s auditors for the purposes of their audit and to establish that the auditors are aware of that information. The directors are not aware of any relevant audit information of which the auditors are unaware of.

These financial statements for the group were approved by the Board of Directors on 27 March 2015 and are signed on its behalf by:

/s/ Graham Shuttleworth

Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kibali (Jersey) Limited

Kibali (Jersey) Limited

St Helier

Jersey

JE2 4WJ

Channel Islands

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited as of December 31, 2014, 2013 and 2012 and the consolidated statements of comprehensive income, consolidated statements of changes in equity, and statements of consolidated cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kibali (Jersey) Limited at December 31, 2014, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ BDO LLP

London

United Kingdom

27 March 2015

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

	Note	2014 $’000	2013 $’000	2012 $’000
REVENUE
Gold sales		650,283	109,229	-
Other Income	3	401	3,035	286
TOTAL INCOME		650,684	112,264	286

COSTS AND EXPENSES
Mining and processing costs	4	412,441	52,885	-
Royalties		23,321	2,765	-
Exploration and corporate expenditure	5	6,149	5,911	5,530
Other expenses		3,544	725	-
TOTAL COSTS		445,455	62,286	5,530

Finance income	6	4,349	3,966	1,448
Finance costs	6	(4,955)	(1,252)	(14)
Finance (costs)/income - net		(606)	2,714	1,434
Share of profits of equity accounted
Joint venture		155	136	54
PROFIT/(LOSS) BEFORE INCOME TAX		204,778	52,828	(3,756)

Income tax (expense)/income	7	(45,038)	4,739	-
PROFIT/(LOSS) FOR THE PERIOD		159,740	57,567	(3,756)
OTHER COMPREHENSIVE EXPENSE
Loss on available for sale financial asset		(72)	(799)	(364)
TOTAL COMPREHENSIVE INCOME/(EXPENSE)		159,668	56,768	(4,120)

PROFIT/(LOSS) FOR THE PERIOD
Attributable to:
Owners of the parent		152,492	54,163	(3,429)
Non-controlling interest		7,248	3,404	(327)
		159,740	57,567	(3,756)
TOTAL COMPREHENSIVE INCOME/(EXPENSE)
Attributable to:
Owners of the parent		152,420	53,364	(3,793)
Non-controlling interest		7,248	3,404	(327)
		159,668	56,768	(4,120)

The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

	Note	2014 $’000	2013 $’000	2012 $’000
NON-CURRENT ASSETS
Property, plant and equipment	8	1,868,137	1,553,575	810,797
Mineral properties	9	693,972	742,928	745,092
Long term ore stockpiles	12	72,594	-	-
Deferred tax assets	10	-	4,860	-
Investment in equity accounted joint venture	26	20	15	54
Other investments in joint venture	26	31,516	29,076	27,237
Total investment in joint venture	26	31,536	29,091	27,291
Trade and other receivables	11	30,900	22,929	15,938
TOTAL NON-CURRENT ASSETS		2,697,139	2,353,383	1,599,118

CURRENT ASSETS
Inventories and ore stockpiles	12	61,732	112,405	5,735
Trade and other receivables	11	169,330	145,335	75,815
Available-for-sale financial asset	13	74	146	945
Cash and cash equivalents	14	20,908	4,681	11,913
TOTAL CURRENT ASSETS		252,044	262,567	94,408
TOTAL ASSETS		2,949,183	2,615,950	1,693,526

EQUITY AND LIABILITIES
EQUITY
Share capital	15	5	4	3
Share premium	15	2,493,612	2,390,689	1,557,902
Retained earnings/(accumulated losses)		204,060	51,568	(2,595)
Other reserve		(3,144)	(3,072)	(2,273)
Equity attributable to owners of the parent		2,694,533	2,439,189	1,553,037
Non-controlling interest	16	25,522	18,274	14,870
TOTAL EQUITY		2,720,055	2,457,463	1,567,907

NON-CURRENT LIABILITIES
Loans and borrowings	17	55,133	53,430	53,388
Deferred tax liabilities	10	32,463	-	-
Provision for rehabilitation	18	15,341	8,210	4,652
TOTAL NON-CURRENT LIABILITIES		102,937	61,640	58,040

CURRENT LIABILITIES
Loans and borrowings	17	7,999	5,600	12,295
Trade and other payables	19	111,566	91,126	55,284
Current tax payable		6,626	121	-
TOTAL CURRENT LIABILITIES		126,191	96,847	67,579
TOTAL EQUITY AND LIABILITIES		2,949,183	2,615,950	1,693,526

The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

$’000	Share Capital	Share Premium	Retained earnings/ (accumulated losses)	Other Reserves	Total equity attributable to owners of the parent	Non- Controlling Interest	Total Equity
Balance at 1 January 2012	2	961,337	834	(1,909)	960,264	15,197	975,461
Fair value movement on available for sale financial asset(1)	-	-	-	(364)	(364)	-	(364)
Total other comprehensive expense	-	-	-	(364)	(364)	-	(364)
Net loss for the year	-	-	(3,429)	-	(3,429)	(327)	(3,756)
Total comprehensive expense	-	-	(3,429)	(364)	(3,793)	(327)	(4,120)
Shares issued to equity owners	1	596,565	-	-	596,566	-	596,566
Balance at 31 December 2012	3	1,557,902	(2,595)	(2,273)	1,553,037	14,870	1,567,907
Balance at 1 January 2013	3	1,557,902	(2,595)	(2,273)	1,553,037	14,870	1,567,907
Fair value movement on available for sale financial asset¹	-	-	-	(799)	(799)	-	(799)
Total other comprehensive expense	-	-	-	(799)	(799)	-	(799)
Net profit for the year	-	-	54,163	-	54,163	3,404	57,567
Total comprehensive income	-	-	54,163	(799)	53,364	3,404	56,768
Shares issued to equity owners	1	832,787	-	-	832,788	-	832,788
Balance at 31 December 2013	4	2,390,689	51,568	(3,072)	2,439,189	18,274	2,457,463
Balance at 1 January 2014	4	2,390,689	51,568	(3,072)	2,439,189	18,274	2,457,463
Fair value movement on available for sale financial asset¹	-	-	-	(72)	(72)	-	(72)
Total other comprehensive expense	-	-	-	(72)	(72)	-	(72)
Net profit for the year	-	-	152,492	-	152,492	7,248	159,740
Total comprehensive income	-	-	152,492	(72)	152,420	7,248	159,668
Shares issued to equity owners	1	102,923	-	-	102,924	-	102,924
Balance at 31 December 2014	5	2,493,612	204,060	(3,144)	2,694,533	25,522	2,720,055

(1)	Fair value on available-for-sale assets may be recycled through the income statement in the future if certain conditions arise.

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognised from the issue of ordinary shares at par.

RETAINED EARNINGS/ (ACCUMULATED LOSSES)

Retained earnings/ (accumulated losses) comprises the group’s cumulative accounting profits and losses since inception.

OTHER RESERVES

Other reserves comprises the group’s cumulative fair value movement on the available for sale financial asset since inception in Kilo Goldmines Limited.

NON-CONTROLLING INTERESTS

The non-controlling interest represents the total carrying value of the 10% interest Société minière de Kilo Moto SARL (“SOKIMO”) has in Kibali Goldmines SA (“Kibali”), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2014, 2013 and 2012

		2014 $’000	2013 $’000	2012 $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated/(used in) by operations	24	329,644	(71,225)	(40,829)
Interest received		1,009	927	182
Finance cost paid		(4,727)	(5,139)	(822)
Dividends received from equity accounted joint venture		150	175	-
Income Tax paid		(1,211)	-	-
Net cash flows (used in)/generated by operating activities		324,865	(75,262)	(41,469)
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions of property, plant and equipment		(407,422)	(748,314)	(521,762)
Funds invested in equity accounted joint venture		-	-	(26,391)
Net cash outflows used in investing activities		(407,422)	(748,314)	(548,153)
CASH FLOWS RELATING TO FINANCING ACTIVITIES
Proceeds from issue of ordinary shares		102,924	832,788	596,566
(Decrease)/increase in loans and borrowings		(4,140)	(16,444)	2,833
Net cash inflows provided by financing activities		98,784	816,344	599,399
Net increase/(decrease) in cash and cash equivalents		16,227	(7,232)	9,777
Cash and cash equivalents at the beginning of the year		4,681	11,913	2,136
Cash and cash equivalents at the end of the year	14	20,908	4,681	11,913

The accompanying notes form part of these financial statements.

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.

After reviewing the group’s and company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group and company will not be a going concern in the foreseeable future based on forecasts and available cash resources.

New standards and interpretations applied

The IASB has issued the following new standards and amendments to published standards and interpretations to existing standards with effective dates on or prior to 1 January 2014 which have been adopted by the group for the first time this year.

Accounting Standards	Impact	Effective period commencing on or after

IAS 32	Amendment - Offsetting Financial Assets and Financial Liabilities	1 January 2014

IAS 36	Amendment - Recoverable amounts disclosures for non-financial assets	1 January 2014

IFRIC 21	Levies	1 January 2014

Standards effective in future period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after 1 January 2015 or later periods and which the group has decided not to adopt early. These include:

Accounting Standards	Impact	Effective period commencing on or after

Annual improvements to IFRSs 2010-2012 cycle (effective July 1, 2014); and Annual improvements to IFRSs 2011 - 2013 cycle (effective July 1, 2014).

IAS 19	Amendment - Defined benefit plans: employee contributions	1 July 2014

IFRS 9	Financial instruments	1 January 2018

IFRS 11	Amendment - Accounting for acquisition of interests in joint operations	1 January 2016

IAS 16 & IAS 38	Amendments - Clarification of acceptable methods of depreciation and amortisation	1 January 2016

IFRS 15	Revenue from contracts with customers	1 January 2017

IAS 27	Amendment – Equity method in separate financial statements	1 January 2016

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards	Impact	Effective period commencing on or after

IFRS 10 & IAS 28	Amendment – Sale or contribution of assets between an investor and its associate or joint venture	1 January 2016

IAS 1	Amendment – Disclosure initiative Annual improvements to IFRSs (2012-2014 cycle)	1 January 2016

The group is currently assessing the impact of these standards on the financial statements. At present, no impact is anticipated in respect of the standards and interpretations, given the nature of operations.

Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity interest in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies of the entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns and generally accompanying an interest of more than one-half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint Ventures

The group holds interests in one joint venture. In a joint venture the parties that have joint control of the arrangement (the joint venturers) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method of accounting. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

Investments in additional joint ventures are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the group’s share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investments.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its associated companies and joint ventures’ post-acquisition profits or losses are recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in an associated or Joint Venture Company equals or exceeds its interest in the associated or joint venture company, including any other unsecured non-current receivables, the group does not recognise further losses, unless it has obligations to make or has made payments on behalf of the or Joint Venture Company. Unrealised gains on transactions between the group and its associated and joint venture companies are eliminated to the extent of the group’s interest in the associated and joint venture companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of associated and joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

Segmental Reporting

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate’ segment. The group provides segmental information using the same categories of information which the group’s chief operating decision maker utilises. The group’s chief operating decision maker is considered by management to be the board of directors. The group has only one business segment, being that of gold mining. Segment analysis is based on the mining operations and exploration projects that have a significant amount of capitalised expenditure or other fixed assets.

Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in US dollars, which is also the functional currency of the company, it’s significant subsidiaries and joint ventures.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income in other income and other expenses.

Royalties

Royalty arrangements based on mineral production are in place at the operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty the group pays the host country’s government an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. Royalty expense is recorded when revenue from the sale of gold is recognised.

Intangible Assets

Mineral properties

Mineral properties acquired are recognised at fair value at the acquisition date. Mineral properties are recognised at fair value if acquired as part of a business combination, whereas they are recognised at cost if acquired as an asset. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties are amortised on a units of production basis from the point at which the mine commences production (refer to ‘depreciation and amortisation’ policy below).

Property, Plant and Equipment

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as freehold land, metallurgical plant, tailings facilities, raw water dams, power plant and mine infrastructure) are initially recorded at cost.

Development of ore bodies includes the development cost of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future.

Cost associated with underground development are capitalised when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs.

Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortisation and impairment.

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity and are capitalised until commercial levels of production are achieved (refer to ‘commercial production’), after which the costs are amortised.

Costs are capitalised during the construction of a new mine until commercial levels of production are achieved (refer to ‘commercial production’ below), after which the relevant costs are amortised. Costs are capitalised provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised under ‘Long-lived assets and mine development costs’. Development costs incurred after the commencement of production are capitalised to the extent they are expected to give rise to a future economic benefit.

Commercial production

The group assesses the stage of the mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the mine construction project. The group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use, and moves into production stage. Some of the criteria would include but are not limited to the following:

•	the level of capital expenditure compared to the construction cost estimates;
•	completion of reasonable period of testing of the mine plant and equipment;
•	ability to produce gold in saleable form; and
•	ability to sustain ongoing commercial levels of gold production

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or ore reserve development.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exists such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described below for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may changes as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the statement of comprehensive income.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalised until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

•	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the group;
•	the group can identify the component of the ore body for which access has been improved; and
•	the costs relating to the stripping activity associated with that component or components can be measured reliably.

In determining the relevant component of the ore body for which access is improved, the group componentises its mine into geographically distinct ore body sections or phases to which the stripping activities being undertaken within that component are allocated. Such phases are determined based on assessment of factors such as geology and mine planning.

Once determined that any portion of the production stripping costs should be capitalised, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalised.

The group depreciates the deferred costs capitalised as stripping assets on a unit of production method, with reference the ex-pit ore production from the relevant ore body component or phase.

Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortisation

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings facilities, raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

Depreciation and amortisation are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset, to reduce the cost to estimated residual values. As an example, the open cast pit is depreciated over proven and probable reserves and tonnes milled from the open cast pit ore body. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortisation charges.

Depreciation of construction and development costs for new mines commences when commercial production is achieved, as detailed above. Underground development costs are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation starts when the assets are ready and available for use.

Impairment

The carrying amount of the property, plant and equipment and investments in joint ventures of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is derived from the group’s weighted average cost of capital adjusted for asset specific factors as applicable.

Only proven and probable reserves are used in the calculations and the models used approved mine plans and exclude capital expenditure which enhance the assets or extract tonnes outside of such approved mine plans. An impairment is recognised in the statement of comprehensive income to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are amortised in line with group accounting policies.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the statement of comprehensive income and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment, and investments in joint ventures.

Inventories

Inventories include ore stockpiles, gold in process and doré, and supplies and spares and are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production.

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile at an individual mine when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. At Kibali, full grade ore stockpile is above 0.64g/t and no marginal ore is stockpiled while mining oxide material.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceeds the annual tonnes to be milled as per the mine plan over the next twelve months, are classified as non-current in the statement of financial position.

Net realisable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realizable value. Ore stockpiles which are not blended in production are assessed separately to ensure they are carried at the lower of cost and net realizable value, although no such stockpiles are currently held.

Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to estimated contained gold and market gold prices.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable inventory for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

Interest/Borrowing Costs

Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment. Borrowing cost is capitalised as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalised during the year.
Financial Instruments

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include 1) cash and cash equivalents, 2) trade and other receivables, 3) trade and other payables, 4) loans and borrowings and 5) available for sale financial assets.

Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts.

Trade and other receivables

Trade and other receivables are recognised initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, trade and other receivables are measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in mining and processing costs in the statement of comprehensive income.

Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognised at fair value, which equates to the transaction price, and subsequently carried at amortised cost using the effective interest method.

Loans and borrowings (including loans from subsidiaries, joint ventures and minorities)

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of comprehensive income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognised in the statement of comprehensive income within other expenses, other movements in fair value are recognised in other reserves within other comprehensive income.

Rehabilitation Costs

The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the construction or disturbance occurring and thereafter as and when additional construction or disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Current Tax

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the reporting date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Deferred Taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognised. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the temporary differences reverses. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Leases

As lessee

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the statement of comprehensive income over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Payments made under operating leases are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

As lessor

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease income under operating leases is recognised to the statement of comprehensive income on a straight-line basis over the period of the lease.

Where a significant portion of the risks and rewards of ownership are transferred the Group is required to account as though it were acting as a lessor in a finance lease. Hire purchase loans disclosed under receivables represent outstanding amounts due under finance lease arrangements less finance charges allocated to future periods

Revenue Recognition

The group enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognised when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines’ smelt houses.

As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant.

Exploration and Evaluation Costs

The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, ie ‘probable’. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalised as a mine development cost. A ‘prefeasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalised as a mine development cost. The information required by directors is typically a final feasibility study however a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant or the work done at prefeasibility level clearly demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the company will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalised within development costs.

2.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates or determining the appropriate accounting treatment for a transaction.

By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

Value Added Tax

Included in trade and other receivables is a recoverable value added tax (TVA) balance of US$112.2 million (2013: US$81.0 million) (2012: US$47.0 million) (all current) owing by the fiscal authorities in the Democratic Republic of Congo (DRC).

The group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgements exist in assessing recovery of these receivables.

Carrying Values of Property, Plant and Equipment and Mineral Properties

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;
•	future production levels;
•	future commodity prices;
•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;
•

future gold prices – a gold price curve from a leading merchant bank was used for the impairment calculations starting at a US$1 250/oz gold price (2013: US$1 250/oz) and increasing at an average of 3%. Beyond the gold curve period provided by the merchant bank, the board have estimated the long term gold price increasing at 3%; and

•	a discount rate of 7.3% pre-tax (2013: 9.4%).

A reduction in forward gold prices in excess of 20% is required to give rise to an impairment at the mine. The discount rate would need to increase to 14.1% to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves determined based on US$1 000/oz gold price (2013: US$1 000/oz).

Capitalisation and Depreciation

There are several methods for calculating depreciation, ie the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 1 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets.

The group applies judgement in allocating costs between operating and capital items. Costs are capitalised when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the ore body.

Additionally, judgement was required when determining the date at which commercial production was achieved and depreciation commenced at Kibali in 2013 and continuing judgement is required in determining the point at which assets under construction at Kibali, such as the sulphide circuit, began commercial production and should be depreciated.

Similarly, given ongoing mine construction and development, judgement was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

Gold Price Assumptions

The following gold prices were used in the mineral reserves optimisation calculation:

US$/oz	2014	2013	2012
Kibali	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimisation calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

Determination of Ore Reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the JORC code, 2012 Edition). Reserves determined in this way are used in the calculation of depreciation, amortisation and impairment charges, as well as the assessment of the carrying value of mining assets. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Future Rehabilitation Obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 2% per annum (2013: 2.5%) (2012: 2.5%) being the prevailing risk free interest rates. Expenditure is expected to be incurred at the end of the mine life. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgement is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to Note 18. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of US$1.6 million (2013: US$1.6 million) (2012: US$0.9 million) on the provision for environmental rehabilitation, and an impact of US$0.05 million (2013: US$0.05 million) (2012: Nil) on the statement of comprehensive income.

Stockpiles, Gold In Process And Product Inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgement is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested for each individual mine, reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Exploration And Evaluation Expenditure

The group has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed. Management exercises this judgement based on the results of economic evaluations, prefeasibility or feasibility studies. Costs are capitalised where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

3.	OTHER INCOME

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
From operating activities comprise:
Operation of guest house	24	1,379	286
Net foreign exchange gains	377	1,656	-

	401	3,035	286

The total other income is not considered to be part of the main revenue generating activities and as such the group presents this income separately from revenue.

4.	MINING AND PROCESSING COSTS

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Mining and processing costs comprise:
Mine production costs (1)	119,227	22,735	-
Movement in production inventory and ore stockpiles	(10,694)	(10,596)	-
Depreciation and amortisation	139,698	14,863	-
Other mining and processing costs	164,210	25,883	-

	412,441	52,885	-

(1)

Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately. Given its immateriality, it has now been included in mine production costs. Transport and refining costs total US$3.3 million for 2014 (2013: US$0.2 million) (2012: US$ 0.0 million) are now included in mine production costs.

5.	EXPLORATION AND CORPORATE EXPENDITURE

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Exploration and corporate expenditure comprise:
Exploration expenditure	4,298	3,284	1,632
Corporate expenditure	1,851	2,627	3,898

	6,149	5,911	5,530

6.	FINANCE INCOME AND COSTS

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Finance income comprise:
Bank Interest	21	42	26
Interest received – loans and receivables	4,328	3,924	1,422

Total finance income	4,349	3,966	1,448

Finance costs comprise:
Interest expense on finance lease	(4,711)	(4,495)	(1,825)
Interest expense on bank borrowings	(39)	(1)	(14)
Interest capitalised	-	3,360	1,825
Unwinding of discount on provisions for rehabilitation	(205)	(116)	-

Total finance costs	(4,955)	(1,252)	(14)

Net finance (costs)/income	(606)	2,714	1,434

7.	INCOME TAXES

		31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Current taxation		7,715	121	-
Deferred taxation	10	37,323	(4,860)	-

		45,038	(4,739)	-

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Profit/(loss) before tax	204,778	52,828	(3,756)
Tax calculated at the DRC effective tax rate of 30%	61,433	15,848	(1,127)
Reconciling items:
Exempt income	(27,054)	(7,903)	(3,207)
Previous unrecognised losses utilised	-	(9,294)	-
Assessed losses not utilised	-	-	4,334
Net capital allowances not deductable	(6)	(3,511)	-
Other permanent differences	2,950	-	-
Corporate tax at 1/100 from turnover	7,715	121	-

Taxation charges	45,038	(4,739)	-

The group is not subject to income tax in Jersey. In the DRC, the effective tax rate is 30%. The Kibali operations attract corporation tax in the DRC. Kibali is required to pay a minimum of 1/100 (2013: 1/1000) of the company’s revenue which resulted in a minimum corporate tax of $7.7 million (2013: US$0.1 million). Kibali have capital allowances and non-capital tax losses for deduction against future mining income. Kibali (Jersey) Limited’s estimated non-capital tax losses carried forward at 31 December 2014 amounted to US$298.5 million (2013: US$222.1 million) (2012: US$30.9 million) and capital allowances which have been recognised and not utilised carried forward at 2014 amounted to US$332.4 million (2013: US$217.1 million) (2012: US$6.8 million). Refer to note 10 for deferred taxation.

8.	PROPERTY, PLANT AND EQUIPMENT

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Mine properties, mine development costs and mine plant facilities and equipment cost
Cost
Balance at the beginning of the year	1,584,453	822,297	232,431,431
Additions	405,304	762,156	589,866

Balance at the end of the year	1,989,757	1,584,453	822,297

Accumulated depreciation
Balance at the beginning of the year	(30,878)	(11,500)	(4,692)
Depreciation charged for the year	(90,742)	(19,378)	(6,808)

Balance at the end of the year	(121,620)	(30,878)	(11,500)

Net book value	1,868,137	1,553,575	810,797

Long-lived assets and development costs

Included in plant and equipment are long-lived assets and development costs which are amortised on a units of production basis as detailed in note 2 and include mining properties, such as freehold land, metallurgical plant, tailings facilities, raw water dams, power plant and mine infrastructure, as well as mine development costs. The net book value of these assets was US$1 793 million at 31 December 2014 (2013: US$1 488 million) (2012: US$745 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was US$5.7 million at 31 December 2014 (2013: US$3.8 million) (2012: US$3.7 million).

Rehabilitation asset

A rehabilitation asset has been recognised in the period relating to the rehabilitation liability to the value of US$14.0 million (2013: US$8.0 million) (2012: US$4.7 million) (refer note 18). Depreciation of the rehabilitation asset began on 1 October 2013 when the group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Leased assets

The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer note 20):

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000

Finance Lease Mining Assets	56,146	53,960	56,737

KAS 1 Limited (KAS) is an asset leasing joint venture in which the group has a 50.1% interest. Together with DTP Terrassement SA, the group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the group. Refer to notes 11, 20, 26 and 27.

9.	MINERAL PROPERTIES

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortisation
At the beginning of the year	(2,164)	-	-
Charge for the year	(48,956)	(2,164)	-

At the end of the year	(51,120)	(2,164)	-

Net book value	693,972	742,928	745,092

Mineral properties represent the fair value attributable to licence interest on the acquisition of Moto Goldmines Limited (“Moto”) in 2009. The balance has been amortised over the life of mine on a unit of production basis since the group commenced commercial production on 1 October 2013.

10.	DEFERRED TAXATION

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	4,860	-	-
Statement of comprehensive income charge	(37,323)	4,860	-

At the end of the year	(32,463)	4,860	-

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	298,543	222,046	-
Accelerated capital allowances	(332,415)	(217,057)	-
Rehabilitation provision	1,409	(129)	-

Net deferred taxation (liability)/asset	(32,463)	4,860	-

Deferred tax assets are expected to be utilised against future taxable profits arising within the Kibali (Jersey) Limited group following commencement of commercial production in 2013.

11.	TRADE AND OTHER RECEIVABLES

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000

Advances to contractors	4,545	24,869	3,821
Trade receivables	11,621	17,006	-
Prepayments and other receivables	31,716	16,567	21,871
Loan to SOKIMO (refer note 27)	14,814	13,696	10,619
Other loans	11,140	8,082	-
TVA receivables	112,239	80,961	47,030
Hire purchase loans	14,155	7,083	8,412

	200,230	168,264	91,753
Less: Non-current portion
Loan to SOKIMO	14,814	13,696	10,619
Other loans	9,151	5,765	-
Hire purchase loans	6,935	3,468	5,319

	30,900	22,929	15,938

Current portion	169,330	145,335	75,815

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The company does not hold any collateral as security. Refer to note 22 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable over 6 months. The group continues to seek recovery of TVA in line with the mining code. Judgement exists in assessing recovery of this amount.

The loan to SOKIMO bears interest at 8%, the loan and interest will be repaid through future dividends.

The hire purchase loans bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years.

The balance of “other loans” includes a loan to Randgold Resources Limited of US$0.1 million (2013: US$ 0.3 million) (2012: US$0.0 million) and a loan to KGL Isiro SARL of US$ 2.3 million (2013: US$ 0.2 million) (2012: US$ 0.0 million), these loans have no terms of repayment.

All non-current receivables are due after 12 months.

12.	INVENTORIES AND ORE STOCKPILES

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Consumables stores	48,441	33,024	5,735
Ore stockpiles	77,398	72,492	-
Gold in process	8,487	6,889	-

	134,326	112,405	5,735
Less: Non-current portion
Ore stockpiles	72,594	-	-

Current portion	61,732	112,405	5,735

All inventory and ore stockpiles are stated at the lower of cost or net realisable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months,

13.	AVAILABLE-FOR-SALE FINANCIAL ASSET

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Balance at the beginning of the year	146	945	1,309
Fair value movement recognised in other comprehensive income	(11)	(755)	(393)
Exchange differences	(61)	(44)	29

Balance at the end of the year	74	146	945

14.	CASH AND CASH EQUIVALENTS

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Cash at bank and in hand (excluding Bank overdrafts)	20,908	4,681	11,913

15.	SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 10,000 (2013: 10,000) (2012: 10,000) for the total value of
US$10 000 (2013: US$10 000) (2012: US$10 000). All issued shares are fully paid. The total number of issued shares at 31 December 2014 was 4,620 shares (2013: 4,428) (2012: 2,890).

Randgold Resources Limited (Randgold) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4,620 outstanding ordinary shares.

Refer to the Statement of Changes in Equity on page 5 for more detail on the annual movement of share capital and share premium.

	31 Dec 2014 ’000	31 Dec 2013 ’000	31 Dec 2012 ’000
Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	4	3	2
Shares issued	1	1	1

Balance at the end of the year	5	4	3

16.	NON-CONTROLLING INTEREST

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Balance at the beginning of the year	18,274	14,870	15,197
Non-controlling interest in results of Kibali Goldmines SA	7,248	3,404	(327)

Balance at the end of the year	25,522	18,274	14,870

The non-controlling interest represents the 10% interest SOKIMO has in Kibali which is a subsidiary of Kibali (Jersey) Limited.

17.	LOANS AND BORROWINGS

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Non-current
Finance lease liability (note 20)	54,917	53,013	53,182
Loan – Randgold (note 27)	216	216	206
Loan – Société des Mines de Tongon SA (note 27)	-	178	-
Loan – Société des Mines de Loulo SA (note 27)	-	23	-

	55,133	53,430	53,388
Current
Finance lease liability (note 20)	6,023	4,736	5,912
Loan – Randgold (note 27)	1,976	864	6,383

	7,999	5,600	12,295

Total loans and borrowings	63,132	59,030	65,683

Finance lease liability

The finance lease liability is due to KAS 1 Limited in respect of the equipment which has been transferred to the group under an instalment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the instalment sale agreement. The finance lease is secured by the leased assets. Refer note 8.

Loan – Randgold

Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Kibali (Jersey) Limited group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest and is due for repayment in greater than one year.

18.	PROVISION FOR REHABILITATION

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
18. PROVISION FOR REHABILITATION
Balance at the beginning of the year	8,210	4,652	-
Unwinding of discount	205	116	-
Change in estimates	6,926	3,442	-
New provision raised	-	-	4,652

Balance at the end of the year	15,341	8,210	4,652

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2% (2013: 2.5%) (2012: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the expected outflow to occur at the end of the LOM which, at date of accounts, is 2031 for the Kibali gold mine.

19.	TRADE AND OTHER PAYABLES

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Trade payables	49,053	13,723	12,439
Payroll and other compensations	2,075	1,734	1,260
Accruals and other payables	60,438	75,669	41,585

	111,566	91,126	55,284

Accruals and other payables include retention, in respect of contracts with suppliers, amounts of US$18.6 million (2013: US$17.1 million) (2012: US$8.6 million).

Trade and other payables are all due within a 120 days.

20.	LEASES

The finance lease liability recognised is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an instalment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Gross finance lease liabilities – minimum lease payments:
No later than 1 year	10,249	9,176	8,486
Later than 1 year and no later than 5 years	40,135	35,968	28,477
Later than 5 years	32,531	36,186	47,862
Future finance charges	(21,975)	(23,581)	(25,731)

Present value of the finance lease liability	60,940	57,749	59,094

No later than 1 year	6,023	4,736	5,912
Later than 1 year and no later than 5 years	26,390	22,399	19,839
Later than 5 years	28,527	30,614	33,343

	60,940	57,749	59,094

21.	SEGMENTAL INFORMATION

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in the internal reports are determined on the basis of their significance to the group. In particular, the operating mine is reported as a separate segment. KAS 1 Limited joint venture is included within the corporate segment. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold to an agent.

Country of operation	DRC	Jersey
$’000	Kibali	Corporate	Intercompany Eliminations	Total
Year ended 31 December 2014
Profit and loss
Total revenue	650,283	-	-	650,283
Mining and processing costs excluding Depreciation (1)	(272,743)	-	-	(272,743)
Depreciation and amortisation	(108,668)	(2,270)	(28,760)	(139,698)
Mining and processing costs	(381,411)	(2,270)	(28,760)	(412,441)
Royalties	(23,321)	-	-	(23,321)
Exploration and corporate expenditure	(4,461)	(1,720)	32	(6,149)
Other (expenses)/income	(4,121)	1,133	-	(2,988)
Finance costs	(123,486)	-	118,531	(4,955)
Finance income	1,125	14,402	(11,178)	4,349
Profit before income tax	114,608	11,545	78,625	204,778
Income tax expense	(42,132)	-	(2,906)	(45,038)
Net profit	72,476	11,545	75,719	159,740
Capital expenditure	404,630	674	-	405,304
Total assets	2,570,317	6,264,762	(5,885,896)	2,949,183
Total liabilities	(2,516,671)	(3,001,045)	5,288,588	(229,128)
Year ended 31 December 2013
Profit and loss
Total revenue	109,229	-	-	109,229
Mining and processing costs excluding depreciation (1)	(38,112)	-	90	(38,022)
Depreciation and amortisation	(14,670)	(193)	-	(14,863)
Mining and processing costs	(52,782)	(193)	90	(52,885)
Royalties	(2,765)	-	-	(2,765)
Exploration and corporate expenditure	(3,325)	(107,979)	105,393	(5,911)
Other (expenses)/income	733	6,298	(4,585)	2,446
Finance costs	(25,535)	(1)	24,284	(1,252)
Finance income	931	125,901	(122,866)	3,966
Profit before income tax	26,486	24,026	2,316	52,828
Income tax expense	4,739	-	-	4,739
Net profit	31,225	24,026	2,316	57,567
Capital expenditure	746,661	1,523	-	748,184
Total assets	2,160,846	5,884,188	(5,429,084)	2,615,950
Total liabilities	(2,179,676)	(2,890,543)	4,911,732	(158,487)
Year ended 31 December 2012
Profit and loss
Total revenue	-	-	-	-
Mining and processing costs excluding depreciation (1)	-	-	-	-
Depreciation and amortisation	(2,213)	(10)	-	(2,223)
Mining and processing costs	(2,213)	(10)	-	(2,223)
Exploration and corporate expenditure	(1,395)	(1,584)	-	(2,979)
Other (expenses)/income	(71)	1,009	(926)	12
Finance costs	(7)	(7)	-	(14)
Finance income	420	52,279	(51,251)	1,448
Profit/(loss) before income tax	(3,266)	51,687	(52,177)	(3,756)
Income tax expense	-	-	-	-
Net profit/(loss)	(3,266)	51,687	(52,177)	(3,756)
Capital expenditure	522,487	84	-	522,571
Total assets	1,136,739	4,463,610	(3,906,823)	1,693,526
Total liabilities	(1,175,613)	(2,338,658)	3,388,652	(125,619)

(1)

Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately. Given its immateriality, it has now been included in mine production costs. Transport and refining costs total $3.3 million for 2014 (31 Dec 2013: $0.2 million) are now included in mine production costs.

22.	FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, credit and liquidity risks. In order to manage these risks, the group may enter into transactions which make use of on-balance sheet derivatives, but none were entered into in the current year. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a risk management process to facilitate, control and monitor these risks.

  Foreign exchange and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, British pound, South African rand, Communauté Financière Africaine franc and Australian dollar). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2014, 2013 or 2012. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2014, 2013 and 2012. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Level of exposure of foreign currency risk carrying value of foreign currency balances.
Cash and cash equivalents includes balances denominated in:
• Communauté Financière Africaine (CFA) franc	11	71	3
• Euro (EUR)	95	71	410
• South African rand (ZAR)	22	217	166
• British pound (GBP)	3	82	1
• Australian Dollar (AUD)	397	407	464

Trade and other receivables includes balances denominated in:
• Communauté Financière Africaine (CFA) franc	217	-	37
• Euro (EUR)	340	-	49
• South African rand (ZAR)	50	3,997	5,964
• British pound (GBP)	4	-	74
• Australian Dollar (AUD)	29	34	33

Trade and other payables includes balances denominated in:
• Euro (EUR)	(840)	(2,628)	(7,343)
• South African rand (ZAR)	(6,080)	(7,486)	(9,042)
• British pound (GBP)	(342)	(125)	(300)
• Australian Dollar (AUD)	(99)	(454)	(856)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. Exposure to CFA and GBP has not been sensitized as their values are immaterial.

	Closing exchange rate	Effect of 10% strengthening of US$ on net earnings and equity
At 31 December 2014
• Australian Dollar (AUD)	1.22578	(3)
• Euro (EUR)	0.82262	(376)
• South African rand (ZAR)	11.6017	(703)

At 31 December 2013
• Australian Dollar (AUD)	1.1260	(1)
• Euro (EUR)	0.7255	(256)
• South African rand (ZAR)	10.466	(327)

At 31 December 2012
• Australian Dollar (AUD)	0.9642	(36)
• Euro (EUR)	0.7567	(688)
• South African rand (ZAR)	8.4875	(291)

The sensitivities are based on financial assets and liabilities held at 31 December where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s income and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities, giving rise to interest rate risk. In the ordinary course of business, the group receives cash funding from their joint venture partners, Randgold and AngloGold Ashanti in the proportion to their respective percentage interests. The group received cash from its operations from the last quarter in 2013, following the commencement of production at the Kibali gold mine. The group is required to fund working capital and capital expenditure requirements with the funding and cash received. The drawdowns of any funds are subject to the approval of the Annual budget and Business plan by the board of directors.

The group has in the past been able to actively source financing through shareholder loans and third party loans. The finance lease entered into bears a fixed rate of interest.

The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing. The directors believe that the working capital resources, by way of internal sources and banking facilities, are sufficient to the group’s currently foreseeable future business requirements.

	Amount US$000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days	20,908	0.10

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in the DRC. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance of US$ 112 million (2013: US$81 million; 2012: US$47 million) (refer note 11) that was past due but not impaired, given the receipts obtained during the year. This can hold some credit risk for the group.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group issue new shares (by way of funding from the joint venture partners) or will make use of internal loans. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the statement of financial position, plus net debt.

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Capital risk management
Total borrowings (note 17 and 19)	174,698	150,156	120,967
Less: cash and cash equivalents (note 14)	(20,908)	(4,681)	(11,913)
Net debt	153,790	145,475	109,054
Total equity	2,720,055	2,457,463	1,567,907
Total capital	2,873,845	2,602,938	1,676,961
Gearing ratio	6%	6%	7%

Maturity analysis

The following table analyses the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected Future interest payments
At 31 December 2014
Financial liabilities
Within 1 year in demand	111,566	6,023	4,531
Later than 1 year and no later than 5 years	-	26,390	13,325
After 5 years	-	28,527	4,119
Total	111,566	60,940	21,975

At 31 December 2013
Financial liabilities
Within 1 year in demand	91,126	5,600	4,440
Later than 1 year and no later than 5 years	-	22,816	13,569
After 5 years	-	30,614	5,572
Total	91,126	59,030	23,581

At 31 December 2012
Financial liabilities
Within 1 year in demand	55,284	17,876	2,574
Later than 1 year and no later than 5 years	-	19,839	8,638
After 5 years	-	33,549	14,519
Total	55,284	71,264	25,731

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the group’s financial instruments outstanding at 31 December 2014, 2013 and 2012. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying amount	Fair value
As at 31 December 2014
Categorised as level 1 (1)
Available-for-sale financial asset	Available for sale	74	74

As at 31 December 2013
Categorised as level 1 (1)
Available-for-sale financial asset	Available for sale	146	146

As at 31 December 2012
Categorised as level 1 (1)
Available-for-sale financial asset	Available for sale	945	945

No derivative financial instruments currently exist.

(1)	Level 1: fair values are derived from quoted market prices for identical assets from an active market for which an entity has immediate access.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, bank overdrafts, loans to and from related parties

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Long term and short term borrowings

The carrying amount is a reasonable estimate of the fair value because of the short maturity of such instruments, interest bearing nature and other terms of the agreement.

24.	CASH FLOW FROM OPERATING ACTIVITIES

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Profit/(loss) before income taxation	204,778	52,828	(3,756)
Adjustments for:
Interest received	(4,349)	(3,966)	(1,448)
Finance cost	4,750	1,136	14
Share of profits of equity accounted joint venture	(155)	(136)	(54)
Depreciation and amortisation	139,698	21,542	6,808
Capitalised depreciation	-	(6,679)	(4,587)
Unwinding of rehabilitation provision	205	116	-

	344,927	64,841	(3,023)
Effects of changes in operating working capital items
- Receivables	(30,848)	(74,830)	(76,770)
- Inventories	(21,920)	(106,670)	(5,023)
- Trade and other payables	37,485	45,434	43,987

Cash generated from/(used in) operations	329,644	(71,225)	(40,829)

Non-cash items include a finance lease liability movement of US$3.2 million (2013: US$4.7 million) (2012: US$59.1 million), finance lease assets movement of US$8.2 million (2013: US$4.3 million) (2012: US$58.1 million) and changes in rehabilitation provision estimates of US$7.1 million (2013: US$3.4 million) (2012: US$4.7 million).

25.	COMMITMENTS AND CONTINGENT LIABILITIES

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Capital expenditure contracted for at statement of financial position date but not yet incurred is:

Property, plant and equipment	35,872	32,931	241,801

26.	INVESTMENT IN JOINT VENTURE

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Set out below is the summarised financial information for KAS 1 Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations)
Summarised statement of financial position
Current			-
Cash and cash equivalents	789	5,512
Other current assets (excluding cash)	2,128	3,163	-
Total current assets	2,917	8,675	-
Financial liabilities (excluding trade payables)	-	-	-
Other current liabilities (including trade payables	(2,452)	(15,445)	(1,880)
Total current liabilities	(2,452)	(15,445)	(1,880)
Non-current
Assets	61,715	58,184	51,880
Financial liabilities	(62,140)	(51,383)	(49,893)
Other liabilities	-	-	-
Total non-current liabilities	(62,140)	(51,383)	(49,893)
Net assets	40	30	107
Summarised statement of comprehensive income
Operating loss	-	-	(5)
Depreciation and amortisation	-	-	-
Interest income	4,733	4,500	1,800
Interest expense	(4,423)	(4,227)	(1,688)
Profit before tax	310	273	107
Income tax	-	-	-
Post-tax profit	310	273	107
Other comprehensive income	-	-	-
Total comprehensive income	310	273	107
Dividends received from joint venture	300	350	-
Reconciliation of the summarised financial information presented to the carrying amount of the group’s interest in KAS 1 Limited joint venture
Income tax	-	-	-
Opening net assets 1 January	30	107	-
Profit for the period	310	273	107
Dividends received	(300)	(350)	-
Closing Net assets	40	30	107
Interest in joint venture at 50.1%	20	15	54
Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	31,516	29,076	27,237
Carrying value	31,536	29,091	27,291

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

27.	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS 1 Limited	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

	31 Dec 2014 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000
Related party transactions
Management fee paid to Randgold	4,232	4,172	4,116
Gold sales to Rand Refinery (Pty) Limited	650,283	109,229	-
Interest received from SOKIMO	1,118	925	416
Shareholders interest received from KAS 1 Limited	2,222	2,113	845

Interest incurred to KAS 1 Limited on the finance lease liability

Amounts included in trade and other receivables owing by related parties	4,711	4,495	1,825
Rand Refinery (Pty) Limited	11,621	17,006	-
Loan to SOKIMO	14,814	13,696	10,619
Loan to Randgold Resources Congo SPRL	340	-	-
Loan to Randgold	137	267	-
Loan to KGL Isiro SARL	2,316	214	-
Amounts included in other investment in joint venture owing by related parties
Loan to KAS 1 Limited	31,516	29,076	27,237

Amounts included in loans and borrowings owing from related parties
Loan from Randgold	(2,192)	(1,080)	(6,589)
Finance lease liability with KAS 1 Limited	(60,940)	(57,749)	(59,094)
Loan from Société des Mines de Loulo SA	-	(23)	-
Loan from Société des Mines de Tongon SA	-	(178)	-

SOKIMO has a 10% interest in Kibali, a subsidiary of the group.

It is the obligation of the joint venture parties, Randgold and AngloGold Ashanti, (joint venture partners) to fund Kibali for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS 1 Limited is in respect of the equipment which has been transferred to the group under an instalment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS 1 Limited.

Refer to notes 11 and 17 for the details of loans to and from related parties.

28.	SUBSIDIARIES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the company and all of its subsidiaries and jointly controlled entities at 31 December 2014. There has been no change from the prior financial year ended 31 December 2013 (2012: none). The parent company, the principal subsidiaries and their interests are:

		% of interest	Country of incorporation and residence
Company	Kibali (Jersey) Ltd		Jersey
Subsidiary	Moto Goldmines Ltd	100%	Canada
Subsidiary	Border Energy (Pty) Ltd	100%	Australia
Subsidiary	Border Energy East Africa (Pty) Ltd	100%	Uganda
Subsidiary	Moto (Jersey) 1 Ltd	100%	Jersey
Subsidiary	Moto (Jersey) 2 Ltd	100%	Jersey
Subsidiary	Kibali 2 (Jersey) Ltd	100%	Jersey
Subsidiary	Kibali Coöperatief U.A	100%	Netherland
Subsidiary	0858065 B.C. Limited	100%	Jersey
Subsidiary	Moto Goldmines Australia Pty Ltd	100%	Australia
Subsidiary	Kibali Goldmines SA	90%	DRC
Jointly controlled entity	KAS 1 Limited	50.1%	Jersey

29.	SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure or adjustment occurred.

30.	OTHER INFORMATION

The company is a private company limited by shares, incorporated in Jersey with a registered office, 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands. The company’s principle activity is the operation of the Kibali gold mine in the DRC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED

/s/ Kandimathie Christine Ramon

Name	:	Kandimathie Christine Ramon
Title	:	Chief Financial Officer
Date	:	02 April 2015

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited as in effect on 14 May 2014	Incorporated by reference to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 30 March 2015

Exhibit 19.2.1

Indenture for guaranteed debt securities among AngloGold Ashanti Holdings plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of 28 April 2010

Incorporated by reference to Exhibit 4.2 to AngloGold Ashanti’s Registration Statement on Form F-3 (No. 333-182712) filed 17 July 2012

Exhibit 19.2.2	Form of 5.375% Notes due 2020 and related Guarantee	Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statements on Form 8-A (Nos. 001-14846 and 001-34725) filed on 28 April 2010

Exhibit 19.2.3	Form of 6.50% Notes due 2040 and related Guarantee	Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statements on Form 8-A (Nos. 001-14846 and 001-34725) filed on 28 April 2010

Exhibit 19.2.4	Form of 5.125% Notes due 2022 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 30 July 2012

Exhibit 19.2.5	Form of 8.500% Notes due 2020 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 30 July 2013

Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect 4 April 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold’s annual report on Form 20-F filed with the Securities and Exchange Commission on 28 June 2002

Exhibit 19.4.1.2	Bonus Share Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.3	Long-Term Incentive Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit Number	Description	Remarks

Exhibit 19.4.4

Syndicated Loan Facility Agreement dated 17 July 2014, by and among AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, AngloGold Ashanti Limited, AngloGold Ashanti plc and AngloGold Ashanti USA Incorporated, as guarantors, The Bank of Nova Scotia as facility agent and the financial institutions party thereto as lenders

Incorporated by reference to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 25 August 2014.

Exhibit 19.4.4.1

Syndicated Loan Facility Agreement dated 25 July 2014 by AngloGold Ashanti Australia Limited, as borrower and AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc, as guarantors, The Commonwealth Bank of Australia as agent and the financial institutions party thereto as lenders

Incorporated by reference to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 10 September 2014.

Exhibit 19.4.4.2

ZAR Revolving Credit Agreement dated 3 December 2013 and amended 9 September 2014 with AngloGold Ashanti Limited as borrower and Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders

Incorporated by reference to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 9 March 2015

Exhibit 19.4.5	Employment contract of Srinivasan Venkatakrishnan – Chief Executive Officer with effect from 8 May 2013	Incorporated by reference to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 7 June 2013

Exhibit 19.4.5.1	Employment contract of Kandimathie Christine Ramon – Chief Financial Officer with effect from 1 October 2014	Incorporated by reference to AngloGold Ashanti’s report on Form 6-K furnished to the Securities and Exchange Commission on 8 October 2014

Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 13 to the consolidated financial statements

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit 19.12.1	Certification of Srinivasan Venkatakrishnan as Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.12.2	Certification of Christine Ramon, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description	Remarks

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm

Exhibit 19.16	Report on MSHA violations in terms of the Dodd-Frank Act

E-4