Form 20-F
period 2015-12-31
ANGLOGOLD ASHANTI LTD
filed 2016-03-31
CIK 1067428

As filed with the Securities and Exchange Commission on 31 March 2016

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

FOR THE FINANCIAL YEAR ENDED 31 December 2015

Commission file number: 1-14846

AngloGold Ashanti Limited

(Exact Name of Registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organisation)

76 Rahima Moosa Street, Newtown, Johannesburg, 2001

(P.O. Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Kandimathie Christine Ramon, Chief Financial Officer, Telephone: +27 11 6376019

E-mail: cramon@anglogoldashanti.com, 76 Rahima Moosa Street, Newtown, Johannesburg, 2001, South Africa

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

Ordinary Shares of 25 ZAR cents each	405,265,315
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

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

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti has prepared annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in the English language since 1998. These financial statements are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the New York, Australian and Ghana stock exchanges.

Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € and Euro are to the lawful currency of the European Union, references to C$ or CAD are to the lawful currency of Canada, references to ARS and Argentinean peso are to the lawful currency of Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to Tsh are to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or Gh¢ are to the lawful currency of Ghana.

See “Item 3A: Selected financial data – Exchange rate information” for historical information regarding the US dollar/South African rand exchange rate. On 18 March 2016, the interbank US dollar/South African rand exchange rate as reported by OANDA Corporation was R15.24/$1.00.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce”, which are not IFRS measures. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

While the Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, the calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “—Glossary of selected terms–Financial terms–Total cash costs”, “—Glossary of selected terms–Financial terms–Total production costs”, “ —Glossary of selected terms–Financial terms–All-in sustaining costs” and “—Glossary of selected terms–Financial terms–All-in costs”. Nevertheless, AngloGold Ashanti believes that total cash costs, total production costs, all-in sustaining costs and all-in costs in total and per ounce are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;
•	the trend in costs as the mining operations mature over time on a consistent basis; and
•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to total cash costs, total production costs, all-in sustaining costs and all-in costs for each of the three years ended 31 December 2013, 2014 and 2015 is presented herein. See “Item 5: Operating and Financial Review and Prospects—Total all-in sustaining costs, all-in costs and total cash costs and total production costs”.

Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders, equity shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings and business and operational risk management and other factors as described in “Item 3D: Risk factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

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

CLR: Carbon leader reef.

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

Tonnage: Quantity of material measured in tonnes or tons.

Tonne: Used in metric statistics. Equal to 1,000 kilograms.

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

All-in sustaining costs: During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. “All-in sustaining costs” is an extension of the existing “total cash cost” metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

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

Total cash costs: Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion and amortisation, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

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

Currencies

$, US$ or dollar	United States dollars
ARS	Argentinean peso
A$ or AUD	Australian dollars
BRL	Brazilian real
C$ or CAD	Canadian dollars
€ or Euro	European Euro
GHC, cedi or ¢	Ghanaian cedi
Tsh	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADR	American Depositary Receipt
ADS	American Depositary Share
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
bn	Billion
CDI	Chess Depositary Interests
CHESS	Clearing House Electronic Settlement System
CLR	Carbon Leader Reef
DMTNP	Domestic medium-term notes programme
DRC	Democratic Republic of the Congo
ERP	Enterprise resource planning
G or g	Grams
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards as issued by the IASB
JIBAR	Johannesburg Interbank Agreed Rate
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	JSE Limited (Johannesburg Stock Exchange)
King III	The King Code on Corporate Governance for South Africa
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Squared kilometres
Koz	Thousand ounces
LIBOR	London Interbank Offer Rate
M or m	Metre or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
The Companies Act	South African Companies Act, No. 71 of 2008, as amended
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
US/USA/United States	United States of America
US GAAP	U.S. Generally Accepted Accounting Principles
VCR	Ventersdorp Contact Reef

Note: Rounding of figures in this report may result in computational discrepancies.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended and as at 31 December 2015, 2014 and 2013 has been derived from, and should be read in conjunction with, the IFRS financial statements included under Item 18 of this annual report. The selected financial information for the years ended and as at 31 December 2012 and 2011 has been derived from the IFRS financial statements not included in this annual report.

The comparative years have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, as a consequence of the disposal of the Cripple Creek & Victor operations in the United States.

	Year ended 31 December
	2015	2014	2013	2012	2011
		Restated	Restated	Restated	Restated
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated income statement
Revenue	4,174	5,110	5,383	6,222	6,503
Gold income	4,015	4,952	5,172	5,943	6,148
Cost of sales	(3,294)	(3,972)	(3,947)	(3,765)	(3,700)
(Loss) gain on non-hedge derivatives and other commodity contracts	(7)	13	94	(36)	-
Gross profit	714	993	1,319	2,142	2,448
Corporate administration, marketing and other expenses	(78)	(92)	(201)	(288)	(277)
Exploration and evaluation costs	(132)	(142)	(250)	(390)	(279)
Other operating expenses	(96)	(28)	(19)	(47)	(31)
Special items	(71)	(260)	(2,951)	(402)	163
Operating profit (loss)	337	471	(2,102)	1,015	2,024
Dividends received	-	-	5	7	-
Interest received	28	24	39	43	52
Exchange (loss) gain	(17)	(7)	14	8	2
Finance costs and unwinding of obligations	(245)	(276)	(293)	(228)	(194)
Fair value adjustment on issued bonds	66	(17)	307	245	188
Share of associates and joint ventures’ profit (loss)	88	(25)	(162)	(30)	72
Profit (loss) before taxation	257	170	(2,192)	1,060	2,144
Taxation	(211)	(225)	237	(285)	(822)
Profit (loss) after taxation from continuing operations	46	(55)	(1,955)	775	1,322
Discontinued operations
(Loss) profit from discontinued operations	(116)	16	(245)	140	311
(Loss) profit for the year	(70)	(39)	(2,200)	915	1,633

Allocated as follows
Equity shareholders
- Continuing operations	31	(74)	(1,985)	757	1,276
- Discontinued operations	(116)	16	(245)	140	311
Non-controlling interests
- Continuing operations	15	19	30	18	46
	(70)	(39)	(2,200)	915	1,633
Basic (loss) earnings per ordinary share (cents)	(20)	(14)	(568)	232	411
Earnings (loss) per ordinary share from continuing operations	8	(18)	(506)	196	331
(Loss) earnings per ordinary share from discontinued operations	(28)	4	(62)	36	80

Diluted (loss) earnings per ordinary share (cents)	(20)	(14)	(631)	177	355
Earnings (loss) per ordinary share from continuing operations	8	(18)	(571)	144	281
(Loss) earnings per ordinary share from discontinued operations	(28)	4	(62)	33	74

Dividend per ordinary share (cents)	-	-	10	56	34

	As at 31 December
	2015	2014	2013	2012	2011
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated balance sheet data
ASSETS
Non-current assets
Tangible assets	4,058	4,863	4,815	7,776	6,545
Intangible assets	161	225	267	315	210
Investments in associates and joint ventures	1,465	1,427	1,327	1,047	691
Other investments	91	126	131	167	186
Inventories	90	636	586	610	410
Trade, other receivables and other assets	13	20	29	79	76
Deferred taxation	1	127	177	97	79
Cash restricted for use	37	36	31	29	23
Other non-current assets	18	25	41	7	9
	5,934	7,485	7,404	10,127	8,229
Current assets
Other investments	1	-	1	-	-
Inventories	646	888	1,053	1,213	998
Trade, other receivables and other assets	196	278	369	472	354
Cash restricted for use	23	15	46	35	35
Cash and cash equivalents	484	468	648	892	1,112
	1,350	1,649	2,117	2,612	2,499
Non-current assets held for sale	-	-	153	-	21
	1,350	1,649	2,270	2,612	2,520
Total assets	7,284	9,134	9,674	12,739	10,749

EQUITY AND LIABILITIES
Share capital and premium	7,066	7,041	7,006	6,742	6,689
Accumulated losses and other reserves	(4,636)	(4,196)	(3,927)	(1,269)	(1,706)
Shareholders’ equity	2,430	2,845	3,079	5,473	4,983
Non-controlling interests	37	26	28	21	137
Total equity	2,467	2,871	3,107	5,494	5,120

Non-current liabilities
Borrowings	2,637	3,498	3,633	2,724	2,456
Environmental rehabilitation and other provisions	847	1,052	963	1,238	782
Provision for pension and post-retirement benefits	107	147	152	221	195
Trade, other payables and deferred income	5	15	4	10	14
Derivatives	-	-	-	10	93
Deferred taxation	514	567	579	1,084	1,148
	4,110	5,279	5,331	5,287	4,688
Current liabilities
Borrowings	100	223	258	859	32
Trade, other payables and deferred income	516	695	820	979	751
Bank overdraft	-	-	20	-	-
Taxation	91	66	81	120	158
	707	984	1,179	1,958	941
Non-current liabilities held for sale	-	-	57	-	-
	707	984	1,236	1,958	941
Total liabilities	4,817	6,263	6,567	7,245	5,629
Total equity and liabilities	7,284	9,134	9,674	12,739	10,749
Number of ordinary shares as adjusted to reflect changes in share capital	405,265,315	404,010,360	402,628,406	383,320,962	382,242,343
Share capital (exclusive of long-term debt and redeemable preference shares)	16	16	16	16	16
Net assets	2,467	2,871	3,107	5,494	5,120

Annual dividends

The table below sets forth the amounts of interim, final and total dividends declared in respect of the past five years in cents per ordinary share.

Year ended 31 December (1)	2015	2014	2013	2012	2011
South African cents per ordinary share
First quarter	-	-	50	200	80
Second quarter	-	-	50	100	-
Third quarter	-	-	-	100	90
Fourth quarter	-	-	-	50	90
Total	-	-	100	450	260

US cents per ordinary share(2)
First quarter	-	-	5	26	11
Second quarter	-	-	5	12	-
Third quarter	-	-	-	12	12
Fourth quarter	-	-	-	6	11
Total	-	-	10	56	34

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

For further information on the company’s policy on dividend distributions, see “Item 8A: Consolidated Financial Statements and Other Information—Dividends”.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On 18 March 2016, the interbank rate between South African rands and US dollars as reported by OANDA Corporation was 15.24/$1.00.

Year ended 31 December (2)	High	Low	Year end	Average (1)
2011	8.60	6.49	8.14	7.27
2012	8.95	7.46	8.47	8.20
2013	10.51	8.47	10.49	9.63
2014	11.69	10.28	11.60	10.84
2015	15.87	11.36	15.53	12.77
2016(3)	16.81	15.19		15.89

(1)	The average rate of exchange on the last business day of each month during the year.
(2)	Based on the interbank rate as reported by OANDA Corporation.
(3)	Through to 18 March 2016.

Exchange rate information for the months of (1)	High	Low
September 2015	14.02	13.27
October 2015	13.87	13.06
November 2015	14.40	13.77
December 2015	15.87	14.34
January 2016	16.81	15.45
February 2016	16.20	15.19
March 2016(2)	15.97	15.20

(1)	Based on the interbank rate as reported by OANDA Corporation.
(2)	Through to 18 March 2016.

3B.	CAPITALISATION AND INDEBTEDNESS

Not applicable.

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.	RISK FACTORS

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

AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulphuric acid. The company’s current policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond the company’s control. For example, the market price of gold may change for a variety of reasons, including:

•	speculative positions taken by investors or traders in gold;
•	monetary policies announced or implemented by central banks, including the U.S. Federal Reserve;
•	changes in the demand for gold as an investment or as a result of leasing arrangements;
•	changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
•	changes in the supply of gold from production, divestment, scrap and hedging;
•	financial market expectations regarding the rate of inflation;
•	the strength of the U.S. dollar (the currency in which the gold price trades internationally) relative to other currencies;
•	changes in interest rates;
•	actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund (IMF);
•	gold hedging and de-hedging by gold producers;
•	global or regional political or economic events; and
•	the cost of gold production in major gold producing countries.

The market price of gold has been and continues to be significantly volatile. During 2015, the gold price traded from a low of $1,045 per ounce to a high of $1,306 per ounce, having fallen steadily from a peak of $1,900 per ounce since September 2011. Between 1 January 2016 and 18 March 2016, the gold price traded between a low of $1,060 per ounce and a high of $1,283 per ounce. On 18 March 2016 the afternoon price for gold on the London Bullion Market was $1,255 per ounce. In addition to protracted declines such as the one experienced in recent years, the price of gold is also often subject to sharp, short-term changes. For example, during the three-day period from Friday, 12 April 2013, to Monday, 15 April 2013, the price of gold fell by $228 per ounce. Additionally, the spot price of gold fell by more than four percent to $1,086 per ounce in overnight trading on 20 July 2015 after traders sold 57 tonnes of gold in Shanghai and New York. By taking the price of gold below $1,100 per ounce, the July 2015 sell-off triggered a high volume of stop-loss orders that had been put in place by traders to automatically sell when the gold price reached a predetermined level. This caused the gold price to drop further. Any sharp or prolonged fluctuations in the price of gold can have a material adverse impact on the company’s profitability and financial condition.

Central banks’ policies can affect the price of gold. If gold is treated as a safe alternative investment during economic downturns, the price of gold may fall when central banks end quantitative easing or increase interest rates. For example, the price of gold fell to annual lows when the Chairman of the U.S. Federal Reserve announced a reduction in quantitative easing in June 2013, the end of the quantitative easing programme in October 2014 and an increase in interest rates in December 2015. Any future announcements or proposals by the U.S. Federal Reserve, or any of its board members or regional presidents or other similar officials in other major economies may materially and adversely affect the price of gold and, as a result, AngloGold Ashanti’s financial condition and results of operations.

Whilst overall supply and demand typically do not affect the gold price in the same manner or to the same degree as other commodities due to the considerable size of historical mined stocks of gold, events that affect supply and demand may nonetheless have an impact. According to the World Gold Council, demand for gold is generally driven by four main sectors, namely jewellery, investment, central banks and technology. The market for gold bullion bar, AngloGold Ashanti’s primary product, is generally limited to bullion banks, the number of which has declined in recent years. Demand for gold is also largely impacted by trends in China and India, which account for the highest gold consumption worldwide. Demand for gold may be particularly affected by government policies in these countries. For example, according to the World Gold Council, gold demand in China fell 38 percent in 2014 compared to 2013 and demand for gold bars and coins fell by 50 percent due in part to the government’s anti-corruption programme, which put limited pressure on demand for gold ornaments and so-called “gift bars”. Demand from China continued to fall during the first half of 2015 due to an economic slowdown and financial market turbulence. Additionally, over the course of 2013, the Indian Finance Ministry increased gold import duties from two percent to 10 percent, which also dampened global demand. Such increases, and any similar import duty increases or other adverse policies in India, China or other large gold importing countries, could adversely affect demand for, and consequently prices of, gold.

Furthermore, the shift in demand from physical gold to gold-related investments and speculative instruments may exacerbate the volatility of the gold price. For example, the Finance Ministry in India announced an offering of sovereign gold bonds as an alternative to the purchase of physical gold in March 2015 and conducted a second offering in January 2016. Slower consumption of physical gold in India, resulting from a move toward gold-tracking investments or otherwise, may have an adverse impact on global demand for, and prices of, bullion.

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-term strategic decisions. Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A further sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment. Mines with marginal headroom may be subject to decreases in value that are other than temporary, which may result in impairment losses. For example, during 2013, the company reviewed the carrying value of its mining assets (including ore stockpiles), goodwill and intangibles and, based on revised forecast gold prices, booked a charge of $3,245 million in relation to impairments, derecognition and revaluation of net realisable value of its mining assets (including ore stockpiles), goodwill and intangibles. The market value of gold inventory may be reduced and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in Ore Reserve estimates and life of mine plans could also result in material impairments of the company’s investment in mining properties or a reduction in its Ore Reserves estimates and corresponding restatements of its Ore Reserves and increased amortisation, reclamation and closure charges.

The spot price of uranium has been volatile in past years. During 2015, the price varied between a low of approximately $34 per pound and a high of $40 per pound. On 18 March 2016 the spot price of uranium was $29 per pound. Uranium prices can be affected by several factors, including demand for nuclear reactors, uranium production shortfalls and restocking by utilities. Events like those surrounding the earthquake and tsunami that occurred in Japan in 2011 can also have a material impact on the price of and demand for uranium.

The price of silver has also experienced significant fluctuations in past years. During 2015, the price varied from a high of $18.30 per ounce in January 2015 to a low of $13.70 per ounce in December 2015. On 18 March 2016, the price of silver was $16 per ounce. Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off-take, and silver coin minting.

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

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, the company estimates that a one percent strengthening of all of the South African rand, Brazilian real, the Argentinean peso or the Australian dollar against the U.S. dollar will, other factors remaining equal, result in an increase in total cash costs of approximately $6 per ounce.

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

The price of oil has been volatile, fluctuating between $35 and $66 per barrel of Brent Crude in 2015 and between $55 and $115 per barrel of Brent Crude in 2014. As of 18 March 2016, the price of oil was at $39 per barrel of Brent Crude. AngloGold Ashanti estimates that for each U.S. dollar per barrel rise or fall in the oil price, other factors remaining equal, the total cash costs of all its operations change by approximately $0.80 per ounce. The cash costs of certain of the company’s mines, particularly Sadiola, Siguiri, Geita, and Tropicana are most sensitive to changes in the price of oil. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction by governments of new levies. For example, in Tanzania, the government introduced a levy charged at 1.5% of the fuel price including Cost, Insurance, and freight, earmarked for railway infrastructure development effective 01 July 2015, which is expected to result in an additional cost impact of approximately $2.7 million per annum at AngloGold Ashanti’s Geita mine.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, in 2015 the price of flat hot rolled coil (North American Domestic FOB) steel traded between $391 per tonne as of 31 December 2015 and $608 per tonne as of 1 January 2015. On 18 March 2016, the price of flat hot rolled coil (North American Domestic FOB) was $411 per tonne.

Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable, which could have a material adverse impact on the company’s results of operations and financial condition.

Energy cost increases and power fluctuations and stoppages could adversely impact the company’s results of operations and financial condition.

Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, actual and proposed taxation of carbon emissions as well as unrest and potential conflict in the Middle East, amongst other factors, could result in increased demand or constrained supply and sharply escalating oil and energy prices.

AngloGold Ashanti’s mining operations are substantially dependent upon electrical power generated by local utilities or by power plants situated at some of its operations. The unreliability of these local sources of power can have a material effect on the company’s operations, as large amounts of power are required for ventilation, exploration, development, extraction, processing and other mining activities on the company’s properties.

In South Africa, the company’s operations are dependent on electricity supplied by a parastatal agency of Eskom, a state-owned power generation company. Although other competitors in the renewable energy market have now entered the power supply market, the power supply is still channelled through the Eskom infrastructure. Electricity is used for most of our business and safety-critical operations, including cooling, hoisting and dewatering. Loss of power can therefore impact production and employee safety, and prolonged outages could lead to flooding of workings and ore sterilisation. In 2008, Eskom and the South African government declared a national emergency and warned that they could no longer guarantee the availability of electricity due to a national supply shortage which at the time was blamed on coal supply shortages, heavy rain fall and unplanned generation-set outages as a result of maintenance backlog and asset age. The entire country went into a programme of rolling blackouts and AngloGold Ashanti and other mining companies operating in South Africa were forced in late January until mid-March of 2008 to temporarily suspend mining operations.

A warning of the “very high” risk of blackouts was reissued at the start of 2011 and each year since. On 20 February 2014, Eskom declared a power emergency pursuant to its regulatory protocols to protect the national electricity grid. The power emergency was caused by the loss of additional generating units, a 1,500MW reduction in imported electricity resulting from the failure of power lines at the Cahora Bassa hydro scheme in Mozambique and the extensive use of emergency reserves. Eskom alerted key industrial customers, including AngloGold Ashanti, asking them to reduce their load by a minimum of 10 percent during critical periods. Since February 2014, AngloGold Ashanti has reduced its electricity consumption in South Africa by more than 10 percent measured in Gigawatt hour usage. In November 2014, Eskom reintroduced a schedule of rolling blackouts, or “load shedding”. Eskom cannot guarantee that there will be no power interruptions in the future and again faced very tight supply reserve margins in 2015. Management expects these interruptions to continue for many years to come. The national energy conservation programme implemented by Eskom has proven to be insufficient to address the energy capacity shortfall resulting from a large backlog of infrastructure and equipment maintenance.

Furthermore, the power supply to the company’s South African operations has been and may be load curtailed or interrupted again in the future for other reasons. For example, lightning or other damage to power stations can also result in power interruptions at the company’s operations. In this regard, AngloGold Ashanti’s two main operational sites in the West Wits region in South Africa experienced power reductions between 13 March 2013 and 15 March 2013 after a fire caused severe damage to the 500MVA transformers situated close to the main road passing through the West Rand area.

Eskom and the National Energy Regulator of South Africa (NERSA) recognise the need to increase electricity supply capacity, and a series of tariff increases and proposals have been enacted to assist in the funding of this expansion. NERSA originally approved an increase of 24.8 percent for 2010, 25.8 percent for 2011, 25.9 percent for 2012, and 16.0 percent for 2013. The actual increase implemented for 2012 was lowered to 16.09 percent after government intervention. In 2013, NERSA announced that Eskom would be allowed to increase electricity tariffs for the five-year period that began in April 2013 at an average yearly increase of 8 percent, which was half of that sought by the utility in its application. However, in October 2014, NERSA granted a 12.69 percent increase in electricity prices with effect from April 2015. In early 2016, NERSA heard a second application from Eskom to increase tariffs and an increase of 9.4% was granted, effective 1 April 2016. Instability in the industry is further exacerbated by uncertainty around the approval, cost and continuation of a nuclear energy programme and additional delays expected in connection with the completion of the Medupi and Ingula coal power stations.

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

The company has also identified a risk of energy shortages in Ghana and Brazil. All the company’s mining operations in Ghana depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema. Ghana has a major power generation deficit that has resulted in significant load shedding across the country. For example, the company experienced extended power interruptions in Ghana in the first quarter of 2014, which limited access to higher grade areas. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA’s primary generation source, may be curtailed as occurred in 1998, 2006 and 2007. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. Recent disruptions in natural gas supply from Nigeria, via the West Africa Gas Pipeline, has led to some reduction in thermal generation capacity and the use of more expensive light crude oil which is putting upward pressure on power tariffs. In the past, the VRA has obtained power from neighbouring Côte d’Ivoire, which has intermittently experienced political instability and civil unrest. AngloGold Ashanti negotiates rates directly with the VRA and the VRA may not agree to a satisfactory rate during future rounds of negotiations.

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

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. Despite signs of economic recovery in certain geographic markets, global financial markets have experienced considerable volatility from uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns remain regarding the sustainability of the European Monetary Union and its common currency, the Euro, in their current form, as well as the negative impacts of the downgrade of the sovereign credit rating of the Republic of South Africa in 2012, 2013, 2014 and 2015. A rating agency has warned that weak South African economic growth and government bailouts of state-owned companies could lead to a downgrade of the sovereign credit rating of the Republic of South Africa below investment grade in 2016.

These conditions and other disruptions to international credit markets and financial systems caused a loss of investor confidence and resulted in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Although aggressive measures taken by governments and central banks have resulted in a modest economic recovery since 2012, any such recovery may remain limited in geographic scope. A significant risk also remains that this recovery could be slow or that the global economy could quickly fall back into an even deeper and longer lasting recession or even a depression. Recently, the credit ratings of some of the largest South African banks were downgraded by a major credit rating agency. Any significant weakening of the South African banking system could have a negative effect on the overall South African economy.

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

•

the inability of AngloGold Ashanti’s defined benefit pension fund to achieve expected returns on its investments, which could require the company to make substantial cash payments to fund any resulting deficits;

•	a reduction in the availability of credit, which may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly;
•	exposure to the liquidity and insolvency risks of the company’s lenders and customers; and
•	impairments.

In addition to the potentially adverse impact on the profitability of the company’s operations, any deterioration in or increased uncertainty regarding global economic conditions may increase volatility or negatively impact the market value of AngloGold Ashanti’s securities.

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

Of particular concern is the inflation rate in Argentina which increased from an average of 9.78 percent in 2011 to 16.8 percent in 2015. According to IMF research, future inflation expectations average between 25.60 percent for 2016 and 21.1 percent for 2020. Inflation is estimated to peak at 29.1 percent at the end of 2016 and fall back to 18.8 percent by the end of 2017. However, non-official inflation of 32.6 percent in 2016 and 19.5 percent in 2017 is expected. Significant inflation like that predicted by the IMF in Argentina could have an adverse effect on the company’s profitability and financial condition.

Mining companies face many risks related to the development of mining projects that may adversely affect the company’s results of operations and profitability.

Development of AngloGold Ashanti’s mining projects may be subject to unexpected problems and delays that could increase the development and operating costs of the relevant project. In addition, a decrease in budgets relating to current or medium-term exploration and development could increase its development and operating costs in the long-term.

There are a number of uncertainties inherent in the development and construction of a new mine or the extension of an existing mine. These uncertainties include the:

•	timing and cost of construction of mining and processing facilities, which can be considerable;
•	availability and cost of mining and processing equipment;
•	availability and cost of skilled labour, power, water and transportation;
•	availability and cost of appropriate smelting and refining arrangements;
•	applicable requirements under national and municipal laws and time needed to obtain the necessary environmental and other governmental permits; and
•	availability of funds to finance construction and development activities.

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

For example, AngloGold Ashanti may prove unable to successfully develop the La Colosa and Gramalote projects and the Nuevo Chaquiro deposit that is part of the Quebradona project in Colombia, as well as other potential exploration sites due to difficulties that could arise in relation to, for example, social and community opposition, litigation and governmental regulatory or administrative proceedings, ore body grades, definition of adequate Ore Reserves and Mineral Resources, and the time taken to prove project feasibility that could result in the expiry of permits. Refer “Item 8A: Legal Proceedings – Colombia”.

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

These estimates depend on assumptions made on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Ore Reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortisation rates, asset carrying amounts and/or provisions for closure, restoration and environmental rehabilitation costs.

AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon asset sales and acquisitions, actual exploration and production results, depletion, new information on geology, model revisions and fluctuations in production, forecasts of commodity prices, economic assumptions and operating and other costs. These factors may result in reductions in Ore Reserve estimates, which could adversely affect life-of-mine plans and consequently the total value of the company’s mining asset base. Ore Reserve restatements could negatively affect the company’s results of operations, as well as its financial condition and prospects.

Due to a declining rate of discovery of new gold Ore Reserve in recent years, AngloGold Ashanti faces intense competition for the acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of an Ore Reserve, development properties or operating mines, either as stand-alone assets or as part of existing companies. AngloGold Ashanti’s decision to acquire these properties has been based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the Ore Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the Ore Reserve.

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

Gold mining is susceptible to events that may adversely impact a mining company’s ability to produce gold and meet production and cost targets. These events include, but are not limited to:

•	accidents or incidents during exploration, production or transportation resulting in injury, loss of life or damage to equipment or infrastructure;
•	air, ground and surface water pollution;
•	social or community disputes or interventions;
•	security incidents;
•	surface or underground fires or explosions;
•	electrocution;
•	falls from heights and accidents relating to mobile machinery, including shaft conveyances and elevators, drilling blasting and mining operations;
•	labour force disputes and disruptions;
•	loss of information integrity or data;
•	activities of illegal or artisanal miners;
•	shortages in material and equipment;
•	mechanical failure or breakdowns and ageing infrastructure;
•	failure of unproven or evolving technologies;
•	energy and electrical power supply interruptions or rationing;
•	unusual or unexpected geological formations, ground conditions, including lack of mineable face length and ore-pass blockages;
•	water ingress and flooding;
•	process water shortages;
•	metallurgical conditions and gold recovery;
•	unexpected decline of ore grade;
•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
•	fall-of-ground accidents in underground operations;
•	cave-ins, sinkholes, subsidence, rock falls, rock bursts or landslides;
•	failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings dam walls;
•	changes to legal and regulatory requirements;
•	safety-related stoppages;
•	gold bullion or concentrate theft;
•	corruption, fraud and theft;
•	allegations of human rights abuses;
•	seismic activity; and
•	other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

Any of these events could, individually or in the aggregate, have a material adverse effect on the company’s results of operations and financial condition.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimising the incidence and impact of seismic activity, seismic events have caused death and injury to employees and contractors and seismic activity may do so again in the future, and have in the past, and may again result, in safety-related stoppages.

Seismic activity may also cause a loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damages and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in 2015, seismicity in South Africa caused fall-of-ground incidents that led to fatalities, and operations were constrained at Mponeng in the West Wits while a de-risk plan was implemented to address seismicity issues. In August 2014, mining operations at the Great Noligwa and Moab Khotsong mines were suspended following a magnitude 5.3 earthquake. Operations at Mine Waste Solutions were also suspended and the Kopanang mine was taken offline for a limited time as a safety precaution. In early 2011, mining of the Ventersdorp Contact Reef shaft pillar at Tau Tona was suspended following a significant seismic event and new equipment had to be purchased. In all cases, the shutdowns contributed to the decline in the operational output of the applicable mines as compared to the previous year.

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

Any seismic, flood or other similar events that occur in the future could have a material adverse effect on the company’s results of operations and financial condition.

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

The mining industry is competitive in all of its phases. AngloGold Ashanti competes with other mining companies and individuals for specialised equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets. These competitors may have greater financial resources, operational experience and technical capabilities than AngloGold Ashanti. Competition may increase AngloGold Ashanti’s cost of acquiring suitable claims, properties and assets, which could have a material adverse effect on its financial condition.

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

In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, so-called “Section 54 safety stoppages” have become a significant issue as an enforcement mechanism used by the Department of Mineral Resources Mining Inspectorate whose inspectors routinely issue such notices. For example, in 2015, 81 notices were issued that had a material adverse impact on production at the company’s mines. Safety-related stoppages resulted in the estimated direct loss of 32,800, 47,100 and 78,887 ounces of gold production from the South African region operations during 2013, 2014 and 2015 respectively.

AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs to address violations or liabilities, investor divestment and loss of “social licence to operate”, and could adversely impact mining companies’ financial condition.

As a result of public concern about the perceived ill effects of economic globalisation, businesses in general and large multinational mining corporations in particular face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that whilst they seek a satisfactory return on investment for shareholders, human rights are respected and other social partners, including employees, host communities and more broadly the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have, or have, a high impact on their social and physical environment. The enhanced usage and scale of social media and other web-based tools to publish, share and discuss user-generated content further increases the potential spread and force of public scrutiny. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in additional operating costs to address actual or perceived shortcomings, reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal.

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

Mining operations must be designed to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations or by relocating the affected people to an agreed location. Responsive measures may also include the full restoration of livelihoods of those impacted. In addition, AngloGold Ashanti is obliged to comply with the terms and conditions of all the mining rights it holds. In this regard the Social and Labour plan provisions of its mining rights in South Africa must make provision for local economic development (LED) programmes. The LED programmes must take into account the key economic activities of the area in which AngloGold Ashanti operates its mines, the impact its mines will have on the local and labour-sending communities, various infrastructure and poverty eradication projects its mines may be supporting in connection with integrated development plans in the areas its mines operate and also must provide for measures that assist in addressing housing and living conditions of its employees.

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

The cost of compliance with environmental laws and regulations is expected to continue to be significant to AngloGold Ashanti. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental laws and regulations or the terms of AngloGold Ashanti’s permits. For example, the Ghana Environmental Protection Agency (Ghana EPA) permit for AngloGold Ashanti’s operations at Obuasi expired on 31 March 2014. AngloGold Ashanti filed its application for permit renewal in September 2013, six months prior to the expiry date, as required by law, by submitting an Environment Management Plan (EMP), but the Ghana EPA did not issue a new permit before the expiry date, citing uncertainties about the future of the Obuasi operation. AngloGold Ashanti has been in communication with the Ghana EPA regarding this issue. Concurrently, as a result of the complex challenges faced by the Obuasi mine, the company has adopted a new approach to securing the long term future of the mine. As part of this effort, on 18 July 2014 it submitted an Amendment to Programme of Mining Operations (APMO), which details technical, environmental, financial and social details around the transition of its Obuasi operation, to the Government of Ghana and key regulators, that was approved subject to certain conditions. An amended EMP to supersede the one submitted in September 2013 was submitted at the same time to the Ghana EPA but no response has as yet been received. The company can give no assurance that the EMP will be approved in the form submitted or at all.

In addition, if AngloGold Ashanti fails to demonstrate or realise its business case for the redevelopment of the Obuasi operation, including because the company is unable to finalise a joint venture or other agreement with a partner to make the substantial investments necessary for redevelopment, to obtain the required consents, approvals or agreements for continued operation or to reverse deteriorating security conditions following the withdrawal of state security protection in early 2016, AngloGold Ashanti may be forced to withdraw from the Obuasi mine on a long-term or permanent basis. See “—Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.” Closure of the mine could trigger or accelerate obligations, including the conduct of environmental rehabilitation activities and/or to address historical impacts on environmental quality in the area surrounding the mine. Costs incurred by the company in excess of AngloGold Ashanti’s existing provisions for such matters could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

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

For example, in 2010, AngloGold Ashanti’s Obuasi mine in Ghana suspended gold processing operations for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge. Brief stoppages after environmental incidents, such as pipeline failures, have occurred more recently at that mine. Furthermore, following a temporary suspension of operations at the Iduapriem mine, the company, with the approval of the Ghana EPA, constructed an interim tailings storage facility for tailings deposition for a year whilst a new tailings storage facility was being constructed.

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

For example, in Colombia, various plaintiffs, including the government and various associations that represent local communities, brought legal proceedings against AngloGold Ashanti Colombia S.A. (AGAC) alleging that AGAC violated applicable environmental laws in connection with the La Colosa project. If the plaintiffs were to prevail, AGAC’s three core concession contracts relating to the La Colosa project may be cancelled. AGAC would be required to abandon the La Colosa project and all other existing mining concession contracts and pending proposals for new mining concession contracts of AGAC, though not those of other companies of the AngloGold Ashanti group operating in Colombia. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. See “Item 8A: Legal Proceedings”.

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

Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the impacted areas. Estimates of the total ultimate closure, reclamation and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing infrastructure and facilities design and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations. For example, in South Africa, regulations that came into effect in 2014 require mining companies to make financial provisions for rehabilitation for at least 10 years. Such provisions may need to remain in place notwithstanding the issuance of a closure certificate for a particular mine. The costs required to comply with these obligations and any similar ones enacted in other jurisdictions may have an adverse impact on the company’s financial condition.

Anglogold Ashanti’s provisions for decommissioning and for restoration (excluding joint ventures) totalled $851 million in 2014 and $683 million in 2015 (following the sale of CC&V). Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information. Estimates notably relate to discount rates, which may vary due to changes in global economic assumptions, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities).

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

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. A number of international and national measures to address or limit GHG emissions, including the 2007 Bali Action Plan and the 2009 Copenhagen Accord, which included a non-binding commitment to reduce GHG emissions, are in various phases of discussion or implementation in the countries in which the company operates. As a result of commitments made at the UN climate conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the December 2015 Conference of Parties in Paris. The Paris Agreement will require developed countries to set targets for emissions reductions if it is ratified prior to April 2017 by at least 55 countries that collectively produce more than half of the world’s GHG emissions and is subsequently adopted by those individual countries within their respective national or federal law. Additional measures addressing GHG emissions may be implemented at the national or international levels These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.

In South Africa, a draft Carbon Tax Bill was published in November 2015. However, in February 2016, following a consultation process, it was announced that the draft bill would be revised. Other countries, including Brazil and the United States, have passed or are considering GHG trading or tax schemes, and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined.

In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource shortages or damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease, all of which could have a material adverse effect on the company’s results of operations and financial condition.

Compliance with “conflict minerals” and “responsible gold” legislation and standards could result in significant costs.

Stringent standards relating to “conflict minerals” and “responsible” gold that include the U.S. Dodd-Frank Act, European proposal for self-certification for importers of gold, Organisation for Economic Cooperation and Development Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, World Gold Council Conflict Free Gold Standard and London Bullion Market Association Responsible Gold Guidance have been introduced.

Any such legislation and standards may result in significant costs to ensure and demonstrate compliance (particularly where standards change rapidly or lack certainty due to court challenges), and may complicate the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to “scrap” or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold. As a result of the uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a “conflict mineral” may be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti’s financial results.

Mining operations and projects are vulnerable to supply chain disruption with the result that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

AngloGold Ashanti’s operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment and metallurgical plant, as well as transportation delays. Import restrictions, such as those imposed by the Argentine government from 2011 to 2015, can also delay the delivery of parts and equipment. In the past, the company and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. AngloGold Ashanti has also experienced increased delivery times for these items. Shortages have resulted in unanticipated price increases and production delays and shortfalls, resulting in a rise in both operating costs and in the capital expenditure necessary to maintain and develop mining operations.

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

The company’s procurement policy is to source mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards but risks remain around the management of ethical supply chains. In certain locations, where a limited number of suppliers meet these standards, additional strain is placed on the supply chain, thereby increasing the cost of supply and delivery times.

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

The Siguiri mine was impacted as a result of the Ebola virus outbreak of 2014 in Western Africa, where certain crisis management measures were implemented. Whilst no employees have been infected and operations have continued despite the outbreak, nine people in the village at Siguiri have been infected since the outbreak started. These cases were detected by authorities and contained through a quarantine programme. In addition to an extensive education campaign, the mine conducted daily screenings at its entrances, including a daily questionnaire to check the status of staff and family members. Nevertheless, crisis management measures may be insufficient to contain current or future outbreaks. Furthermore, AngloGold Ashanti cannot guarantee that the supply chain and operations will not be adversely affected by the Ebola outbreak and that there will be no knock-on effects such as severe food shortages and social impact. Export restrictions could similarly adversely impact the company’s financial condition and results of operations.

Concerns about the integrity or reliability of the London Bullion Market Association (LBMA) Gold Price Benchmark could adversely affect investor interest in gold and confidence in the gold market

Historically, the gold market relied on prices and trades made relative to a benchmark known as the London Gold Fix (Fix), set by a group of five fixing banks that match buyers and sell orders. Following a series of allegations regarding the possible manipulation of the Fix by fixing banks, U.S., German and United Kingdom regulators undertook a review of the fixing process. While the US Commodity Futures Trading Commission and the German BaFin dismissed allegations of manipulation in 2013 and 2015, respectively, in 2014 Deutsche Bank withdrew from the fixing panels and the UK Financial Conduct Authority (FCA) fined one of the fixing banks. The FCA identified systems and control failures and conflicts of interest in relation to gold fixing over the nine years to 2013 and one instance of gold price manipulation in 2012. Separately, several lawsuits have been filed against fixing banks alleging that they have colluded to manipulate the gold benchmark price, including class actions instituted in the United States in 2014 and Canada in 2015.

Subsequent to this, the London Gold Fix was replaced by the LBMA Gold Price Benchmark in 2015 which is run and managed by the Intercontinental Exchange (ICE). ICE is completely independent of the gold market as it does not conduct any trading of gold.

Whilst AngloGold had no role in the operation of the Fix during the period under review and has no responsibility for the conduct of the market makers in the gold market, the gold market could still be affected if the integrity of the Gold Price Benchmark is undermined as a result of ongoing lawsuits, resulting in reduced demand for the company’s gold, greater volatility in gold prices and less liquidity in the gold market. Furthermore, in 2015 AngloGold Ashanti joined the new oversight committee for the LBMA Gold Price Benchmark which is now regulated by the FCA. If further allegations are made against the Gold Price Benchmark in future, AngloGold could be implicated more directly, which may have an adverse effect on its reputation.

Diversity in interpretation and application of accounting literature in the mining industry may impact reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, there is diverse interpretation and application of accounting literature on mining-specific issues. AngloGold Ashanti, for example, capitalises drilling and costs related to defining and delineating a residual mineral deposit that has not been classified as a “Proven and Probable Ore Reserve” at a development project or production stage mine. Some companies may, however, expense such costs.

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

AngloGold Ashanti’s operations must comply with the United States Foreign Corrupt Practices Act and similar anti-corruption and anti-bribery laws of the jurisdictions in which AngloGold Ashanti operates. There has been a substantial increase in the global enforcement of these laws and an increased focus on the actions of mining companies. Although AngloGold Ashanti has a compliance program in place designed to reduce the likelihood of violations of such laws, any violation could result in significant criminal or civil sanctions. Conversely, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Since the company operates globally in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks, its governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance or customary practices.

AngloGold Ashanti’s Code of Business Principles and Ethics and Policy on Anti-Bribery and Anti-Corruption, amongst other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behaviour, including bribery or corruption. They also may not guarantee compliance with legal and regulatory requirements and may fail to enable management to detect breaches thereof.

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

Illegal and artisanal miners are active on, or adjacent to at least 15 of AngloGold Ashanti’s properties, which leads at times to interference with the company’s operations and results in conflict situations that present a security threat to property and human life. Artisanal mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti’s properties, including pollution, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. Furthermore, the company recorded an increase in the number and severity of security incidents, due to a steady migration of people into the areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations, likely encouraged by an escalating gold price at that time. The most significant security challenges have occurred in Tanzania and Ghana in areas where there is endemic poverty and high levels of unemployment. For example, in February 2016, AngloGold Ashanti withdrew its employees performing non-essential functions from its idled Obuasi gold mine following the incursion of illegal miners inside the fenced areas of the site. An AngloGold Ashanti employee was killed in the incursions. If allowed to continue unchecked, illegal mining taking place on parts of the concession, and vandalism of property, could threaten the long-term viability of the mine and AngloGold Ashanti Ghana’s ability to continue its feasibility study and maintain critical services. More generally, illegal mining and theft could also result in lost gold Ore Reserves, mine stoppages, and have other material adverse effects on AngloGold Ashanti’s results of operations or financial condition.

AngloGold Ashanti’s Ore Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

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

In 2012, AngloGold Ashanti Colombia’s (AGAC) assets and employees were the targets of direct attacks by hostile actors around the La Colosa project’s area of influence. These and other such attacks could adversely affect the company’s activities in Colombia.

Since 2009, the company has recorded an almost four-fold increase in the instances of injury to security personnel, including members of AngloGold Ashanti’s internal security, private security companies and public security forces in certain jurisdictions. The rise in the number and severity of security incidents has come as a result of both increased illegal and artisanal mining due to a steady migration of people into the areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations. This trend has stabilised, but in 2013, 2014 and 2015, intrusions onto the company’s tenement and operational areas resulted in a marked increase in crime, specifically illegal mining-related activities. The most significant security challenges remain in Tanzania and Ghana, in areas where there is endemic poverty and high levels of unemployment. See “—Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.” If the security environment surrounding the company’s operations that are most exposed to these challenges deteriorates, employee, third-party and community member injuries and fatalities could also increase. Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition.

In some instances, risk assessments categorise threats as serious enough to require resorting to public security forces, such as national police or military units on a near-permanent basis. For example, the company relies on the army for support at its mining operations in Ghana. Incursions occurred at the Obuasi mine following withdrawal of such state security protection in February 2016. In the event that continued operations in any of the company’s countries of operations compromise the company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Furthermore, the company continues to experience strained relationships with certain of its host communities. AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. For example, the especially high rate of unemployed youths resulted in a picket by members of the community in Khuma at the company’s Mine Waste Solutions site in November 2015. Additionally, AngloGold Ashanti has been involved in disputes with the Merafong City Local Municipality in South Africa over property valuations and water services surcharges. These matters have drawn public attention and have been discussed with the Minister of Mineral Resources.

In addition, infectious diseases are also a threat to the stability of some of the countries in which the company operates, where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively. For example, during August 2014, cases of Ebola virus disease (EVD) were reported in Siguiri, Guinea, which is located near AngloGold Ashanti’s Siguiri mine. EVD was also reported elsewhere in Guinea. The company has implemented certain restrictions on travel to and from the Siguiri mine as a precaution. As EVD caused significant disruptions in the company’s exploration activities, particularly relating to field mapping and geophysics, AngloGold Ashanti also suspended its brownfields work programme and greenfields field work in the middle of 2014. In the future the company may consider further safety measures which may negatively impact the operations at the Siguiri mine or its exploration projects in neighbouring areas.

AngloGold Ashanti does not have any gold hedging instruments which exposes it entirely to commodity price decreases.

AngloGold Ashanti removed the last of its gold hedging instruments in October 2010 to provide greater participation in a rising gold price environment. As a result, AngloGold Ashanti no longer has any protection against declines in the market price of gold. The sustained decline in the price of gold experienced since 2011 has had an adverse impact on the company’s financial condition and further deterioration could have a material adverse impact on the company’s operating results and its financial condition.

Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s employees in South Africa, Ghana, Guinea and Argentina are highly unionised and unions are active at some of its other operations. Trade unions, therefore, have a significant impact on the general labour relations environment, including labour relations at operational level. The extent of the unions’ influence also impacts the socio-economic and socio-political operating environments, most notably in South Africa. Union involvement in wage negotiations and collective bargaining increases the risk of strike action. In South Africa, the emergence of the Association of Mining Construction Union (AMCU) challenging the dominance of the longstanding National Union of Mineworkers (NUM) lends itself to conflict, inter union rivalry and a risk of labour relations instability. Management expects that unions will continue to use their collective power and ability to withhold labour to advocate for improved conditions of employment, labour regulatory change, political and social goals in the future.

Under the prevailing unstable global economic climate in particular, unions could utilise disruptions, strikes and protest action to oppose restructuring and downscaling of the mining industry. In South Africa, a variety of legacy issues such as housing, migrant labour, poor service delivery and youth unemployment can lead to communities and unions working together to create instability in and around mining operations. As such, there is a risk to the safety of people and damage to company infrastructure and property.

The contagion effect of the wave of unprotected strike action and labour unrest which occurred in South Africa and particularly in the mining sector during 2012 led to a six-week unprotected strike at all of AngloGold Ashanti’s South African operations in September 2012. The strike action was fuelled by several issues, including the emergence of AMCU, expectations of higher wage increases, and general social and economic conditions. Similar disruptions in the future may have a material adverse effect on the company’s results of operations and financial condition.

In South Africa, a three-year wage agreement was reached in 2015 with unions representing the majority of the company’s employees. This agreement was extended to all employees irrespective of their union affiliation. However, AMCU did not sign the agreement and challenged the extension of the agreement’s terms to its members. The success of challenges like these could have an adverse impact on the company’s financial condition as a result of increases in labour costs. See “—Increased labour costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition”.

In South Africa, the broader labour relations climate remains fragile. Unresolved issues emanating from the 2015 wage review could result in strike action. The labour relations climate is further exacerbated by a number of other issues such as (i) pressure building amongst all unions and employees regarding legislation reform affecting pensions and provident funds; (ii) demonstrations by the citizenry and students about public services and free education; (iii) public outcry relating to racism; and (iv) the effect of confrontations between political parties in the lead-up to elections, all of which may have repercussions in the workplace.

In South Africa, companies’ ability to undertake a restructuring of mining operations that could result in layoffs or redundancies is curtailed by governmental intervention. Going forward, management expects that the Department of Minerals and Energy will invoke its powers to intervene in any such restructuring process and will be able to place external pressure on mining companies due to its control over the renewal and cancellation of mining rights.

Any future labour unrest and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Increased labour costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Labour costs represent a substantial proportion of the company’s total operating costs and at many operationsin South Africa and the America’s, constitute approximately 40 to 50 percent of the operations operating costs. Absent any simultaneous increase in productivity, any change to the company’s wage agreements or other factors that could increase labour costs may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

During 2015, approximately 60 percent of the company’s workforce, excluding contractors, was located in South Africa. In South Africa, the historical practice has been to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. However, the 2015 wage agreement was negotiated to cover a period of three years. Nevertheless, AMCU, which did not sign the agreement, continues its efforts to challenge the extension of the wage agreement to its members. To this effect, AMCU has applied to the Employment Standards Commission for the Minister of Labour to declare the extension unlawful and to commission an investigation into low wages. Separately, in 2015 the Labour Court found in favour of AMCU regarding the dismissal of 542 employees at Moab Khotsong in April 2013. The relevant employees were re-instated and AngloGold Ashanti paid each employee an amount equivalent to 12 months’ basic pay, which had an adverse impact on the company’s financial condition. As a result of AMCU’s challenges, the risk of potential strike action remains high and further adverse findings could increase labour costs of the company, which could have a material adverse impact on its financial condition.

AngloGold Ashanti’s results may be further impaired if it incurs penalties for failing to meet standards set by labour laws regarding workers’ rights or incurs costs complying with new labour laws, rules and regulations. For example, employment law in South Africa imposes monetary penalties for neglecting to report to government authorities on progress made towards achieving employment equity in the workplace. Ghanaian law also contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In Australia, the federal government put in place an industrial relations system that includes “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution. Penalties and compliance costs, as well as increased costs due to laws and regulations less favourable to employers, could have a material adverse effect on the company’s results of operations and financial condition.

AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights.

AngloGold Ashanti’s right to own and exploit Ore Reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Currently, a significant portion of the company’s Ore Reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.

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

Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see “— Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge” and “— AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face political, economic and security risks that may affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

Project implementation delays could result in licences not being renewed and the loss of mining rights. Some of AngloGold Ashanti’s mining concessions, authorisations, licences and permits are subject to expiry, limitations on renewal and various other risks and uncertainties. For example, in 2012 the DRC Mines Minister announced a reform of the DRC’s mining code that could have had a material adverse impact on the protections enjoyed by AngloGold Ashanti’s projects in the DRC. While the reform plans were postponed in February 2016, there can be no assurance that the DRC Mines Minister will not undertake similar reforms in the future.

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

Moreover, in South Africa, AngloGold Ashanti’s mining rights may be suspended or cancelled by the Minister of Mineral Resources, and the company may be unable to obtain new mining rights if it breaches its obligations under the Mineral and Petroleum Resources Development Act (MPRDA). In particular, South Africa’s changing Black Economic Empowerment (BEE) policies may adversely affect both the terms of AngloGold Ashanti’s mining concessions, as well as its ability to conduct operations. Mining rights are linked to compliance with various obligations, including the Revised Mining Charter. Compliance with the Revised Mining Charter is measured using a designated scorecard relating to equity ownership and management control of mining companies by historically disadvantaged South Africans (HDSAs). The deadline for compliance was originally set for the end of 2014, at which time HDSAs had to constitute 40 percent of all levels of management.

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

The company will incur expenses in giving further effect to the Revised Mining Charter and the scorecard. AngloGold Ashanti may not meet all of the various requirements by the required dates. Additionally, the South African government may decide that the Revised Mining Charter has not gone far enough to achieve its underlying goals and therefore decide to expand the obligations of mining companies thereunder and the Minister of Mineral Resources may opt to disregard certain historical BEE transactions in connection with its review of new mining rights applications.

In March 2015, the Minister of Mineral Resources announced that the Department of Mineral Resources and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Mining Charter, including the qualification of certain historical BEE transactions for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. On 9 March 2016, AngloGold Ashanti received a notice from the DMR stating that the company was not compliant with the 26 percent HDSA ownership requirement. The notice directed the company to remedy the non-compliance within 60 days. Failure to comply with the order would constitute an offence under the MPRDA and, as such, could negatively impact AngloGold Ashanti’s “Scorecard” assessment. AngloGold Ashanti has challenged the order. Should AngloGold Ashanti breach its obligations to comply with the MPRDA, Revised Mining Charter or any future amendments to the Revised Mining Charter, it may be compelled to conduct additional BEE transactions or its mining rights in South Africa could be suspended or cancelled by the Minister of Mineral Resources and it may be unable to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

In addition, and as discussed in more detail in “Item 4B: Business Overview – The Regulatory Environment Enabling AngloGold Ashanti to Mine”, South Africa recently enacted the BBBEE Amendment Act, which amended the Broad-based Black Economic Empowerment Act 53 of 2003. There are several areas of potential conflict between the BBBEE Amendment Act and the Revised Mining Charter. Absent any amendments to applicable law, the Amendment Act will trump the provisions of the Revised Mining Charter as from 24 October 2016.

AngloGold Ashanti’s insurance does not cover most losses caused by the risks described above; see “—The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability”.

If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to prospect or mine or to implement planned projects, or continue its operations, or comply with all laws, regulations or requirements, or do so within timeframes that make such plans and operations economically viable, or if the laws impacting the company’s ownership of its mineral rights or the right to prospect or mine change materially, or should governments increase their ownership in the mines or nationalise them, AngloGold Ashanti’s results of operations and financial condition could be adversely affected.

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

The risk is also be significant in Ghana, where the restructuring and repositioning of the Obuasi mine have resulted in a substantial reduction in the mine’s existing operations and significant workforce redundancies. In 2014, these redundancies resulted in the company incurring $210 million in retrenchment costs. Furthermore, after entering into a conditional investment agreement with AngloGold Ashanti on 16 September 2015 for the purpose of redeveloping and operating the Obuasi mine, Randgold Resources Limited (Randgold) informed AngloGold Ashanti on 21 December 2015 that it wished to terminate the agreement, as the proposed investment did not meet Randgold’s investment criteria.

If AngloGold Ashanti fails to demonstrate or realise its business case for the redevelopment of the Obuasi operation, including because the company is unable to finalise a joint venture or other agreement with a partner to make the substantial investments necessary for redevelopment, to obtain the required consents, approvals or agreements for continued operation or to reverse deteriorating security conditions following the withdrawal of state security protection in early 2016, AngloGold Ashanti may be forced to withdraw from the Obuasi mine on a long-term or permanent basis.

Finally, the risk may also be high in the DRC where the company has exited the Mongbwalu project, see “— AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights”.

In addition, these measures may not be implemented as planned, turn out to be less effective than anticipated, only become effective later than anticipated or not be effective at all. Any of these outcomes, individually or in combination, may adversely impact the company’s business, results of operations and financial condition.

Expectations for and trends in the price of gold, combined with increased costs for project financing and exploration in certain regions, have led AngloGold Ashanti to increase its efforts to focus capital expenditure on its highest quality assets, whilst freeing up capital by curtailing capital expenditure or suspending operations at those projects that the company believes are of lower quality. AngloGold Ashanti may also consider finding partners or conducting asset sales relating to certain of its projects. With respect to dispositions, the company may not be able to obtain prices that it expects for the assets it seeks to dispose of or divest some of its activities as planned or to obtain all of the required approvals, and the divestitures that are carried out could have a negative impact on AngloGold Ashanti’s business, results of operations, financial condition and reputation including as a result of subsequent claims brought by acquirers in connection with divested assets.

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. For example, in South Africa, the company experienced declining production rates (1.00 million ounces of gold in 2015, compared with 1.22 million ounces of gold in 2014, and 1.30 million ounces in 2013), principally due to continued safety and associated stoppages, mining flexibility constraints and overall falls in grades. Management estimates that stoppages in 2015 resulted in production loss of 113,000 oz. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of the company’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on its financial results and prospects.

Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the company to new geographic, political, legal, social, operating, financial and geological risks.

AngloGold Ashanti may pursue the acquisition of producing, development and advanced stage exploration properties and companies. Any such acquisition may change the scale of the company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. For example, there may be a significant change in commodity prices after the company has committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may prove below expectations; AngloGold Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquisition may divert management’s attention from AngloGold Ashanti’s day-to-day business. Furthermore, the company operates and acquires businesses in different countries, with different regulatory and operating cultures, which may exacerbate the risks described above. In addition, the acquired business may have undetected liabilities which may be significant.

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

Asset integrity and reliability issues relating to ageing infrastructure are of concern at many operations, but are of particular concern in South Africa and at the Obuasi mine in Ghana. Furthermore in Tanzania, cracks were discovered in the mill feed end in September 2008 and at the discharge end in February 2010 at the Geita gold mine. The Geita gold mine is one of the group’s principal assets and sources of cash flow. After initial repairs, the feed end was replaced during May and June 2011. Production throughput in 2011 was one million tonnes lower than planned, as a result of mill downtime that included feed end replacement. The Geita gold mine produced approximately 531,000 ounces in 2012, with production throughput approximately 100,000 tonnes short of budget. A decision was subsequently taken to replace the entire mill as a result of shell distortion. After new mill manufacture delays, installation was completed during March 2013. Ageing infrastructure may have an adverse effect on the company’s results of operations and financial condition in the future.

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

As at 31 December 2015, AngloGold Ashanti had gross borrowings of $2.737 billion (2014: $3.721 billion), excluding all finance leases and fair value adjustments on bonds.

AngloGold Ashanti’s indebtedness could have a material adverse effect on its flexibility to conduct business. For example, the company may be required to use a large portion of its cash flow to pay the principal and interest on its debt, which will reduce funds available to finance existing operations and the development of new organic growth opportunities and further acquisitions. In addition, under the terms of the company’s borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. AngloGold Ashanti’s ability to continue to meet these covenants and to service its debt will depend on its future financial performance, which will be affected by its operating performance as well as by financial and other factors, including in particular the gold price, certain of which are beyond its control.

Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants. Covenant breaches, if interpreted as events of default under one or more debt agreements, could allow lenders to accelerate payment of such debt. Any such acceleration could result in the acceleration of indebtedness under other financial instruments. As a result, the company may be required to refinance all or part of the existing debt, use existing cash balances, issue additional equity or sell assets. However, the company may be unable to sell assets on reasonable or profitable terms as and when necessary. Additionally, AngloGold Ashanti cannot be sure that it will be able to refinance its debt on commercially reasonable terms, if at all. The company’s ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance.

Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.

An actual, anticipated or unexpected negative development of AngloGold Ashanti’s results of operations or cash flows, country risk, financial metrics, or an increase in net debt position could result in a deterioration of the company’s credit ratings. AngloGold Ashanti’s ratings are influenced inter alia, by the location of its domicile and its operations.

On 22 January 2016, a rating agency placed the ratings of 55 mining companies globally, including AngloGold Ashanti’s, on review for downgrade. This action reflects the agency’s global effort to recalibrate its ratings in the mining sector to align with the continued downside volatility observed in global commodities. The review will consider each mining company’s asset base, cost structure, cash flows and liquidity, as well as management’s strategy for coping with downside price volatility and the ability to execute on the same. While the rating agency affirmed the rating for the company in March 2016 and updated its outlook from negative to stable, there is no assurance that rating agencies will not conduct similar reviews in the future or that the company will not be downgraded as a result of such further assessments.

A second rating agency downgraded South Africa’s long-term foreign and local currency rating to ‘BBB-’ from ‘BBB’ and to ‘BBB’ from ‘BBB+’, respectively on 4 December 2015. Furthermore, the first agency’s government issuer rating for South Africa was affirmed but the outlook was changed to negative. A third rating agency warned that weak South African economic growth and government bailouts of state-owned companies could lead the country to be downgraded to sub-investment grade in 2016. Any downgrade of the government issuer rating for South Africa could have a material adverse impact on AngloGold Ashanti’s creditworthiness and could dampen investors’ interest in the company’s securities.

Any further downgrade by ratings agencies could further increase the company’s cost of capital, reduce its investor base and have a material adverse effect on AngloGold Ashanti’s business, results of operations and financial condition.

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

As a result, new sources of capital may be needed to help meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to further raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the company’s operational performance and operating cash flow and debt position, amongst other factors. The company’s ability to raise further debt financing in the future and the cost of such financing will depend on, amongst other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects risks relating to the countries in which it operates or other factors. As a result, in the event of depressed gold prices, unanticipated operating or financial challenges, any dislocation in financial markets or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities on reasonable terms, invest in existing and new projects, fund its ongoing business activities, exit projects and retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the company’s results of operations and financial condition.

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

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of a recoverable amount for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. Recoverable amounts are significantly affected by Ore Reserve and production estimates, together with economic factors such as spot and forward gold prices and currency exchange rates, as well as discount rates and estimates of costs to produce Ore Reserves and future capital expenditure. Estimated rehabilitation and closure costs could also materially affect the company’s financial performance and could result in the need to recognise an impairment charge.

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the company’s results of operations and financial condition. For example, during 2013, AngloGold Ashanti reviewed the carrying value of its mining assets (including ore stockpiles), goodwill and intangibles and, based on revised forecast gold prices, the company booked a charge of $3,245 million in relation to impairments, derecognition and revaluation of net realisable value of its mining assets (including ore stockpiles), goodwill and intangibles.

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

AngloGold Ashanti’s mineral deposits, Ore Reserve, and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

Past experience demonstrates that political, tax and economic laws and policies in countries in which AngloGold Ashanti operates can change rapidly. Examples include the 2012 coup d’état and subsequent fighting in Mali and the foreign currency regulations that were imposed from 2011 to 2015 in Argentina. As mining assets are fixed, the adverse impacts of such changes may be unavoidable and immediate.

Any existing and new mining, exploration operations and projects that the company carries out are subject to various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of Ore Reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.

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

For example, on 9 September 2011, a new mining code for Guinea was enacted. The new mining code significantly increased the share of state ownership in the mining industry, extending a 15 percent share of future mining projects to the government, without financial compensation. The government also had the option to purchase up to an additional 20 percent of each project. However, the new mining code was suspended in October 2012 due to unfavourable reception. On 8 April 2013, the Guinean parliament voted to amend the 2011 Mining Code. The amendment was promulgated shortly thereafter by Presidential Decree on 17 April 2013. The new legislation provides that existing mining conventions will be amended through addenda which will contain various provisions, including provisions relating to taxation, state equity participation in mining companies and other matters. The scope of the amendments to AngloGold Ashanti’s existing mining convention will depend on the outcome of negotiations with the technical committee established by the Guinean government. Any material amendments could have an adverse effect on the company’s financial condition and profitability.

In 2012, the government of Ghana amended its fiscal mining regime, increasing its corporate taxation to 35 percent and royalty rates of five percent. Furthermore, the government of Ghana has constituted a review committee to review and re-negotiate stability agreements with mining companies. AngloGold Ashanti is waiting to be invited to participate in negotiations with the Ghanaian review committee. The outcome of these negotiations may have a material adverse effect on the company’s results of operations or financial condition.

AngloGold Ashanti and other major mining companies are in talks with the Tanzanian government regarding new mining legislation and its impact on existing mining agreements. Such talks follow an earlier declaration in July 2012 by the Tanzanian Minister of Energy and Minerals that the mining contracts were under review. The new mining legislation and the outcome of the review of the mining contracts may have a material adverse impact on the company’s results of operations and financial condition. In 2012, the Tanzanian Minister of Energy and Minerals increased the royalty rate levied on gold extracted in Tanzania by AngloGold Ashanti’s operations by one percent, which had a direct impact on the revenues earned from the operations in Tanzania. This change was ratified on 9 October 2014, together with the cancellation of a capital allowance previously applicable to unredeemed qualifying capital expenditure and a new levy payable to the Geita District Council. Tanzanian regulations proposed in 2013 set out the requirement to sell shares to nationals by way of a public offering and listing on the Dar es Salaam Stock Exchange that may apply to companies that carry out large scale mining operations. Additionally, in 2015, a 30 percent capital gains tax on sales of shares and a new act cancelling VAT exemptions on company purchases came into force. These new laws may have an adverse impact on the company’s results of operations in Tanzania.

On 1 July 2012, Australia’s Minerals Resource Rent Tax (MRRT) came into effect after the legislation was passed in March 2012. The MRRT, which was repealed in 2014, applied only to the bulk commodities of coal and iron ore, and replaced the previously proposed Resource Super Profits Tax (RSPT), which covered all minerals. The Australian federal government did not include gold and uranium in the final MRRT. However, should Australia consider reintroducing the RSPT, or if similar “super profit” taxes were to be introduced and implemented in any other country in which AngloGold Ashanti operates, the company’s results of operations and financial condition could be materially adversely affected.

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

In June 2013, the Brazilian government proposed changes to the mining legislation that are still being discussed in congress. The proposals could make the rules governing access to mining titles more discretionary and could shorten the duration of exploitation rights.

Mining is a long-term activity and assets may be located in jurisdictions with elevated risk. Political instability and the resulting unstable business environment in such countries in which companies operate may discourage future investment in those jurisdictions, and may have an adverse impact on the company’s ability to access new assets, potentially reducing growth opportunities.

AngloGold Ashanti is subject to an uncertain tax environment. Increased taxes are expected in most countries of operation. Changes in tax laws could result in higher tax expense and payments. Furthermore, legislation changes could materially impact AngloGold Ashanti’s tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit AngloGold Ashanti’s ability to enforce its rights. As a global company, AngloGold Ashanti conducts its business in countries subject to complex tax rules, which may be interpreted in different ways. Further interpretations or developments of tax regimes may affect the company’s tax liability, return on investments and business operations. AngloGold Ashanti is regularly examined by tax authorities in its various jurisdictions of operation.

In Guinea, Mali, DRC and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. For example, AngloGold Ashanti calculates that overdue recoverable value added tax, fuel duties and appeal deposits of $40 million are owed to AngloGold Ashanti and held by the Tanzanian government and it is not certain when AngloGold Ashanti will be refunded this amount, if at all.

The countries in which the company operates may also introduce strict exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries. For example, the Argentine government introduced stricter exchange controls and related protracted approval processes from 2011 to 2015, which limited the company’s ability to repatriate dividends from its Argentine subsidiaries. In October 2011, the Argentina government decreed that mining, oil and energy companies must repatriate export earnings and additionally, the purchase of U.S. dollars required authorisation from the Argentine central bank and the purpose for which the currency would be used had to be stated. In May 2012, the Argentine Mining Secretariat issued new regulations requiring mining companies in Argentina to boost their domestic purchases of equipment and services and mining companies were required to resort exclusively to locally established suppliers for their export-related shipping and logistics operations. While the new government, elected in November 2015, started a process to ease these controls and return to an open economy and free market, not all restrictions had been lifted as of March 2016, including restrictions on dividend payments.

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

For example, in South Africa mining rights are tied to compliance with various obligations that include the Revised Mining Charter. Compliance with the Revised Mining is measured using a designated scorecard relating to equity ownership and management control of mining companies by historically disadvantaged South Africans (HDSAs). The deadline for compliance was originally set for the end of 2014, at which time HDSAs had to constitute 40 percent of all levels of management.

Whilst AngloGold Ashanti believes that it is compliant with the targets that had to be achieved by the end of 2014, it has not yet received its “Scorecard” from the government assessing its compliance with applicable requirements and it may need to make further progress to achieve future targets, including further participation by HDSAs in senior and top management levels, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

The company will incur expenses in giving further effect to the Revised Mining Charter and the scorecard. AngloGold Ashanti may not meet all of the various requirements by the required dates. Additionally, the South African government may decide that the Revised Mining Charter has not gone far enough to achieve its underlying goals and therefore decide to expand the obligations of mining companies thereunder and the Minister of Mineral Resources may opt to disregard certain historical BEE transactions in connection with its review of new mining rights applications. In March 2015, the Minister of Mineral Resources announced that the Department of Mineral Resources and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Mining Charter, including the qualification of certain historical BEE transactions for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. On 9 March 2016, AngloGold Ashanti received a notice from the DMR stating that certain of the company’s operations were not compliant with the 26 percent HDSA ownership requirement. The notice directed the company to remedy the non-compliance within 60 days. Failure to comply with the order would constitute an offence under the MPRDA and, as such, could negatively impact AngloGold Ashanti’s “Scorecard” assessment. AngloGold Ashanti has challenged the order. Should AngloGold Ashanti breach its obligations to comply with the MPRDA, Revised Mining Charter or any future amendments to the Revised Mining Charter it may be compelled to conduct additional BEE transactions or, its mining rights in South Africa could be suspended or cancelled by the Minister of Mineral Resources and it may be unable to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

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

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of operations and financial condition. For example, on 13 October 2012, AngloGold Ashanti terminated the underground development contract with a third-party contractor at the Obuasi mine in Ghana. The costs of the termination amounted to $17 million. On 10 February 2014 workers employed by a contractor at Sadiola and Yatela went on a five-day strike demanding improved redundancy payments. See “—Labour unrest, activism and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition”. Furthermore disagreements over costs with contractors at Siguiri in Guinea and Iduapriem in Ghana resulted in a dispute in 2015.

Contractor disputes can also arise after the termination of the contractual relationship or the sale of the applicable mine. For example, the company is currently involved in arbitration proceedings with contractors in Ghana with regard to its Obuasi mine and in the United States with regard to its former Cripple Creek & Victor mine. See “Item 8A: Legal Proceedings”

In addition, AngloGold Ashanti’s reduced control over those aspects of operations which are the responsibility of contractors, their failure to comply with applicable legal, human rights and regulatory requirements, or their inability to manage their workforce or provide high quality services or a high level of productivity could adversely affect AngloGold Ashanti’s reputation, results of operations and financial condition, and may result in the company’s incurrence of liability to third parties due to the actions of contractors.

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

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. AngloGold Ashanti has historically faced difficulty recruiting and retaining young graduates and qualified mid-level management in South Africa. Recruitment of skilled personnel has also been challenging in Continental Africa due to university offerings that are often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills.

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

The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss and occupational lung diseases (OLD), which include pulmonary diseases such as tuberculosis from various causes and silicosis in individuals exposed to silica dust. These require active dust management strategies in underground operations, particularly in South Africa where a significant number of silicosis cases by current and former employees alleging past exposures are still reported each year to the board for statutory compensation. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres and clinics and runs preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying the company’s employees with respiratory protection equipment. If the costs associated with providing such occupational health services, implementing such dust control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

AngloGold Ashanti is currently subject to numerous claims, including class action litigation, with respect to alleged occupational lung diseases (see “—AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known”). AngloGold Ashanti is working with the industry to engage with government (and other stakeholders) to seek an appropriate industry-wide solution. An industry-wide solution may not be reached or the terms of any such solution may have a material adverse effect on AngloGold Ashanti’s financial condition. See “Item 8A: Legal Proceedings” and “Item 18: Note 35 – Contractual Commitments and Contingencies”.

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

AngloGold Ashanti also faces certain risks in dealing with HIV/AIDS, particularly at its South African operations, and with tropical disease outbreaks such as malaria, and other diseases which may have an adverse effect on the company’s results of operations and financial condition. AIDS and associated diseases remain one of the major health care challenges faced by AngloGold Ashanti’s South African operations. Workforce prevalence studies indicate that HIV prevalence rates amongst AngloGold Ashanti’s South African workforce may be as high as 30 percent.

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

Such diseases impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. Any current or future medical programme may not be successful in preventing or reducing the infection rate amongst AngloGold Ashanti’s employees or in affecting consequent illness or mortality rates. AngloGold Ashanti may incur significant costs in addressing these issues in the future, which could also adversely impact the company’s results of operations and financial condition.

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

Some of the mining operations adjacent to AngloGold Ashanti’s operations in South Africa have been closed. For example, in May 2013, Village Main Reef (VMR) announced its intention to wind down its Buffels (Hartebeesfontein and Buffelsfontein)

operations adjacent to AngloGold Ashanti’s Vaal River operations, effectively transitioning their operations to closure. After VMR ceased pumping of underground water at its Buffelsfontein and Hartebeesfontein operations, AngloGold Ashanti prepared plans to manage underground water that it anticipated would eventually reach its operations. The infrastructure to pump this water out from underground was completed in December 2015, with an accelerated project plan. The water reached the company’s Great Noligwa boundary on 23 January 2016, and the pumping continues with added costs to AngloGold Ashanti.

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

AngloGold Ashanti maintains insurance to protect against events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that the company believes to be reasonable depending upon the circumstances surrounding each identified risk. However, damage and third-party claims arising from catastrophic events may exceed the limit of liability covered under these insurance policies. Furthermore, AngloGold Ashanti’s insurance does not cover all potential risks associated with its business and may exclude certain parts of its business. AngloGold Ashanti may elect not to insure certain risks due to the high premiums or for various other reasons, including an assessment that the risks are remote.

In order to mitigate the cost of its insurance program, AngloGold Ashanti may in some instances retain a portion of the financial loss associated with an insurable event. These financial losses could be significant and have an adverse effect on its financial condition.

Insurance for certain risks in particular, such as loss of title to mineral property, political risks in certain jurisdictions, environmental pollution, or other hazards resulting from exploration and production, is not generally available to mining companies on acceptable terms. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond the company’s control or as a result of previous claims. This can result in higher premiums and periodically being unable to maintain the levels or types of insurance the company typically carries.

The failure to obtain adequate insurance could impair the company’s ability to continue to operate in the normal course of its business. This could adversely impact its cash flows, results of operations and financial condition.

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

In the event of a dispute, AngloGold Ashanti may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa.

AngloGold Ashanti is subject to numerous claims, including class actions or similar group claims relating to silicosis and other OLD, and could be subject to similar claims in the future.

In particular, AngloGold Ashanti has received notice of two applications for class certification relating to silicosis in which the company is a respondent. It has also received a significant number of notices of individual claims. For further information, please refer to “Item 8A: Legal Proceedings – South Africa – Silicosis litigation”. It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all and any subsequent claims as filed on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material.

In Colombia, the company is also involved in class action lawsuits in relation to AGAC’s Santa Maria-Montecristo and La Colosa projects. One of these class action lawsuits led to a preliminary injunction suspending the mining concession contracts of the Santa Maria-Montecristo project in September 2011. Additionally, in Colombia, AGAC is involved in an action in the Administrative Superior Court of the Cundinamarca District against the Department of the Environment, Housing and Territorial Development (DoE) following its issuance of a fine against AGAC on the basis that AGAC was in breach of its mining terms of reference. Please see “Item 8A: Legal Proceedings – Colombia”.

Should the company be unable to resolve disputes favourably or to enforce its rights, this may have a material adverse impact on the company’s financial performance, cash flow and results of operations.

The implementation of an integrated Enterprise Resource Planning (ERP) system could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti continues to implement a single, global ERP system to support all the operations that it manages. The implementation and operationalisation of an ERP system on a global basis is an inherently high-risk initiative due to the potential for implementation cost and time overruns. In addition, if AngloGold Ashanti experiences difficulties with the implementation and operation of the system, the company’s ability to report and manage technical and financial information could be compromised, which could have an adverse effect on the company’s results of operations and financial condition.

Any similar future problems with the implementation, operation or maintenance of the ERP system could have an adverse effect on the company’s financial condition.

Sales of large quantities of AngloGold Ashanti’s ordinary shares and American Depository Shares (ADSs), and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors. According to information available to the company, AngloGold Ashanti’s five largest shareholders beneficially owned 32.08 percent and the top 10 largest beneficially owned 49.58 percent of AngloGold Ashanti’s ordinary shares as at 31 December 2015.

Poor returns, soaring costs, higher capital expenditure, ill-conceived corporate activity, rising geopolitical and labour risk, a material decrease in the price of gold and low dividend yields over the past few years have resulted in a change in market sentiment towards gold equities. The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of the company’s ordinary shares or ADSs may decide to sell them at any time.

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

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected the Australian dollar, the British pound, the Ghanaian cedi and the U.S. dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to holders of the company’s securities.

Furthermore, AngloGold Ashanti’s Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors or the company’s shareholders at a general meeting. If, and to the extent that, AngloGold Ashanti opts to declare dividends and distributions in U.S. dollars, exchange rate movements will not affect the U.S. dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands in the future, exchange rate movements will continue to affect the Australian dollar, Ghanaian cedi and U.S. dollar value of these dividends and distributions. This may reduce the value of the company’s securities to investors. Additionally, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, Ghanaian cedis, U.S. dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

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

Under South African law, a company is entitled to pay a dividend or similar payment to its shareholders only if the company meets the solvency and liquidity tests set out in legislation and the company’s founding documents.

Given these factors, including the capital and investment needs of AngloGold Ashanti, and the board of directors’ discretion to declare a dividend (including the amount and timing thereof), cash dividends may not be paid in the future.

U.S. securities laws do not require AngloGold Ashanti to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the company than they might otherwise receive from a comparable U.S. company.

AngloGold Ashanti is subject to the periodic reporting requirements of the SEC and the New York Stock Exchange that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. For example, on 22 February 2016, AngloGold Ashanti announced that it would no longer voluntarily publish reviewed financial statements and analyses of operating and financial results for the quarters ended 31 March and 30 September each year. As a result of this transition to half-yearly reporting, investors will receive less information about AngloGold Ashanti than they have in previous years. They will also receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in AngloGold Ashanti.

ITEM 4: INFORMATION ON THE COMPANY

4A.	HISTORY AND DEVELOPMENT OF THE COMPANY

GROUP INFORMATION

AngloGold Limited was formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the company exists today, was formed on 26 April 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited.

CURRENT PROFILE

AngloGold Ashanti Limited is headquartered in Johannesburg, South Africa. The company (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act, No. 71 of 2008, as amended (the Companies Act).

Its registered office is at 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, 2001. Telephone: +27 11 6376000.

While AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (JSE), the company is also listed on the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australian Securities Exchange (ASX).

HISTORY AND SIGNIFICANT DEVELOPMENTS

Below are highlights of key corporate activities from 1998:

1998

•

Formation of AngloGold Limited through the consolidation of East Rand Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited into a single, focused, independent gold mining company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorised share capital, effective 30 March 1998.

1998-2004

•	Expansion of AngloGold Limited’s operations outside of South Africa.

2004

•	Conclusion of the business combination with Ashanti Goldfields Company Limited, at which time the company changed its name to AngloGold Ashanti Limited.

2007

•	Sale by Anglo American plc of 69,100,000 ordinary shares of AngloGold Ashanti, thereby reducing Anglo American’s shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent.

2009

•	Sale by Anglo American plc of its remaining shareholding to Paulson & Co. Inc.

2010

•	Elimination of AngloGold Ashanti’s hedge book, thereby gaining full exposure to spot gold prices.

2012

•	Acquisition of the remaining 50 percent interest in Serra Grande in Brazil for $215 million.
•	Acquisition of 100 percent of First Uranium (Proprietary) Limited for $335 million.

2013

•	Commissioning of two new gold projects – Tropicana and Kibali – in the second half of 2013.

2015

•	Sale of the Cripple Creek & Victor gold mine in the USA for $819 million.

CAPITAL EXPENDITURE

For information concerning the company’s principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, refer “Item 4B: Business Overview–AngloGold Ashanti Global Operations: 2015”, “Item 5A: Operating Results–Capital expenditure” and “Item 5B: Liquidity and Capital Resources”.

4B.	BUSINESS OVERVIEW

AngloGold Ashanti, a gold mining company with a globally diverse, world-class portfolio of operations and projects, is headquartered in Johannesburg, South Africa. AngloGold Ashanti is the third largest gold mining company in the world, measured by production.

Our business activities span the full spectrum of the mining value chain and take into account the impact of our activities on the varied and many communities and environments in which we operate.

PRODUCTS

AngloGold Ashanti’s main product is gold. Once mined, the gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’ as determined by the London Bullion Market Association (LBMA). This refined gold is then sold directly to bullion banks.

By-products of our gold mining operations, often a function of local geological characteristics, include silver in Argentina, sulphuric acid in Brazil and uranium in South Africa.

OPERATIONS

Our portfolio of 17 mines in nine countries, comprises long-life, relatively low-cost assets with differing ore body types, located in key gold-producing regions. A number of these assets are strongly leveraged to energy costs and currencies.

Our operations are grouped regionally as follows:

•	South Africa (Vaal River, West Wits and Surface Operations)
•	Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania)
•	Americas (Argentina and Brazil)
•	Australasia (Australia)

These operating assets are supported by greenfield projects in Colombia and a focused exploration programme.

Given the continued decline in the gold price, the company continued to focus on containing and reducing costs, improving margins and actively managing its portfolio in 2015. In line with this, the Cripple Creek & Victor (CC&V) mine in the United States was sold in August 2015, Obuasi remained on limited operations in 2015 and the closure process at Yatela continued.

The group support functions cover planning and technical, strategy, sustainability, finance, human resources, legal, and stakeholder relations. The planning and technical function focuses on the management of opportunities and the maintenance of long-term optionality in the business through a range of activities which includes brownfields and greenfields exploration, innovative research, the development and technical assurance of technology and a continuing focus on mining excellence.

EXPLORATION

Our exploration programme is aimed at providing an organic growth pipeline through which to create significant value for the company.

Greenfields and brownfields exploration takes place in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. AngloGold Ashanti’s discoveries include La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) in Colombia and Tropicana in Australia.

GOLD MARKET

Speculation around the timing of a possible increase in US interest rates weighed on the gold price during 2015. When the US Federal Reserve’s Open Market Committee (FOMC) finally raised rates at its 16 December 2015 meeting, the gold price fell sharply, despite the fact that the increase had been widely anticipated. However as year-end approached, the gold price rose again due to heightened fears of further global macro-economic risks. Further uncertainty regarding the state of China’s economy as well as that of Europe caused markets to reassess their projections of future interest rate increases in the United States, helping to underpin the gold price.

Physical gold demand differed in the first and second halves of 2015. The first half of the year saw very tepid demand. However, the fall in the gold price around mid-July saw demand return strongly in what is traditionally a slow period for physical offtake. Another sharp drop in the price in November had a similar effect in drawing out demand. Thus, although overall physical demand for 2015 was down compared to the previous year, it reacted positively when prices fell, which helped to support the company’s performance during these periods.

Investment demand, as evidenced by the exchange traded funds, continued to wane through 2015 with a total liquidation of 119t recorded for the year. However, this outflow was slower than the outflows recorded for 2013 (903t) and 2014 (155t).

Official sector buying continued in 2015 as central banks sought to continue diversifying their reserve assets. In July, China revealed that Chinese gold reserves had grown 50% since 2006, taking holdings to 1,658t. Since this announcement, the People’s Bank of China has begun regular reporting updates on its gold holdings and these indicate that the Chinese central bank continues to accumulate gold. Another notable buyer from the official sector was Russia, which announced a purchase of 77t in the third quarter, taking its total tally for the first nine months of 2015 to 144t.

COMPETITION

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. For more information on a geographical analysis of gold income by destination, refer “Item 18: Note 2 – Segmental Information”.

However, gold producers do compete against each other for acquisition of mining assets, exploration opportunities and human resources. See “Item 3D: Risk Factors”.

SEASONALITY

Subject to other factors and unforeseen circumstances, quarter one production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.

RAW MATERIALS

AngloGold Ashanti uses chemicals, including cyanide and lime, in the production of gold. These chemicals are available from a large number of suppliers and do not represent a material portion of the company’s costs.

STRATEGY

AngloGold Ashanti’s core strategic focus is to generate sustainable free cash flow by focusing on five key business objectives, namely: people, safety and sustainability; ensuring financial flexibility; actively managing all expenditures; improving the quality of our portfolio; and maintaining long-term optionality.

Strategic focus areas

AngloGold Ashanti’s five strategic focus areas are set out below:

•	Focus on people, safety and sustainability. People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term.
•	Promote financial flexibility. We must ensure our balance sheet always remains able to meet our core funding needs.
•	Optimise overhead costs and capital expenditure. All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.
•	Improve portfolio quality. We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.
•

Maintain long-term optionality. While we are focused on ensuring the most efficient day-to-day operation of our business we must keep an eye on creating a competitive pipeline of long-term opportunities.

INTELLECTUAL PROPERTY

AngloGold Ashanti, as a group, is not dependent on intellectual property for the conduct of its business as a whole.

THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE

AngloGold Ashanti’s rights to own and exploit Ore Reserve and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties lie.

AngloGold Ashanti is subject to a wide range of laws and regulations governing all aspects of its operations, including such areas as environmental protection, reclamation, exploration, development, production, taxes, immigration, labour standards and employment issues, occupational health, mine safety, toxic substances and wastes, securities and foreign corrupt practices. AngloGold Ashanti has made, and expects to make in the future, significant expenditures to comply with these laws and regulations. Non-compliance can result in violations and legal claims, as well as substantial fines, penalties and delays in day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or contemplated new laws or regulations could also have significant impacts on AngloGold Ashanti’s business and results of operations, the extent of which cannot always be predicted.

There are in some cases certain restrictions on AngloGold Ashanti’s ability to independently move assets out of certain countries in which it has operations, or transfer assets within the group, without the prior consent of the local government or minority shareholders involved. See “Item 10D: Exchange controls” for details.

For more information on the risks and uncertainties associated with AngloGold Ashanti’s mining rights, see “Item 3D: Risk factors”, in particular the risk factors entitled “AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights”, “Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, negative effects on AngloGold Ashanti’s reported financial results, and adversely affect its reputation”, “Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge”, “AngloGold Ashanti’s mineral deposits, Ore Reserve, and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries” and “AngloGold Ashanti’s Ore Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

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

When the MPRDAA came into effect on 7 June 2013, only selected provisions became effective immediately. The MPRDAA contains the following provisions, amongst others:

•

Environmental authorisations: Provides for a prohibition on any prospecting and mining, or conducting technical co-operation operations, reconnaissance operations or any incidental work without an environmental authorisation (since 7 December 2014), permit and at least 21 days’ written notice to the landowner or lawful occupier.

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

On 27 December 2012, the Minister published the Draft Mineral and Petroleum Resources Development Bill, 2012 (2012 Bill) which sought to amend the MPRDA and invited the mining industry and interested and affected parties to comment on it by 8 February 2013. On 21 June 2013, a revised version of the Bill (2013 Bill) was introduced to the National Assembly. The 2013 Bill underwent an extensive public participation process and extensive comments were received from the general public. Following a consultative process with the Department of Mineral Resources (DMR), the State Law Advisors and the general public, the Portfolio Committee on Mineral Resources (Portfolio Committee) introduced an amended version of the 2013 Bill to the South African Parliament.

The 2013 Bill seeks to amend the MPRDA, to, amongst other things:

•	remove ambiguities;
•	provide for regulation of associated minerals, partitioning of rights, and enhanced provisions on mineral beneficiation;
•	promote national energy security;
•	streamline administrative processes; and
•	enhance sanctions.

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

•

Residue stockpiles: The MPRDAA’s inclusion of residue deposits and residue stockpiles in the definition of land, creating a “statutory accession” of movable dumps back to the land, is discussed above. The 2013 Bill would extend this definition to include historic mines and dumps created before the implementation of the MPRDA. The 2013 Bill also seeks to make these historic dumps subject to the MPRDA. This is to be achieved by making the working of these dumps subject to a mining right issued under the MPRDA. There is a transition period of two years to enable owners of these dumps to either apply for mining rights or incorporate them in existing mining rights.

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

•

Legislative force of the Charter and Codes: The 2013 Bill proposes amending the definition of “this Act” in the MPRDA so that the MPRDA will include the Revised Mining Charter (defined below), the Code of Good Practice for the South African Mineral Industry (Code) and the Housing and Living Conditions Standard. This would give these documents the force of law.

The 2013 Bill was passed by the National Assembly on 12 March 2014 and passed by the National Council of Provinces (NCOP) on 27 March 2014. The 2013 Bill was sent to the President of the Republic of South Africa (President) for assent. On 16 January 2015, the President referred the 2013 Bill back to the National Assembly to accommodate his reservations around the constitutionality of the 2013 Bill. The National Assembly has yet to reconsider the 2013 Bill in light of the President’s reservations around its constitutionality. Once the National Assembly considers the 2013 Bill and sends it back to the President for assent, the President will then either assent to the 2013 Bill or, if he thinks that his reservations around the constitutionality of the 2013 Bill have still not been addressed he can either assent to the 2013 Bill anyway (i.e. accept that the 2013 Bill should become law despite his reservations) or he can refer the 2013 Bill to the Constitutional Court of South Africa for a decision on its constitutionality.

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

Under the Mining Charter, the mining industry as a whole agreed to assist HDSA companies in securing finance to fund participation in an amount of ZAR 100 billion over the first five years. Beyond the ZAR 100 billion commitment, HDSA participation was to be increased on a willing seller, willing buyer basis, at fair market value, where the mining companies are not at risk.

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

•	invest up to five percent of annual payroll in essential skills development activities; and
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

The Scorecard attached to the Revised Mining Charter made provision for a phased-in approach for compliance with the above targets over the five-year period ended on 30 April 2014. For measurement purposes, the Scorecard allocated various weightings to the different elements of the Revised Mining Charter.

Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA, may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent AngloGold Ashanti’s South African operations from obtaining any new mining rights. However, AngloGold Ashanti has not yet received its “Scorecard” from the government assessing its compliance with the requirements of the Charter.

In March 2015, the Minister of Mineral Resources announced that the Department of Mineral Resources and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Mining Charter, including the qualification of certain historical BBBEE transactions (defined below) for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. Papers have been filed by the Chamber of Mines of South Africa and the DMR, the parties appeared in court on 15 March 2016 and we await the court’s judgement.

On 9 March 2016, AngloGold Ashanti received a notice from the DMR stating that the company was not compliant with the 26 percent HDSA ownership requirement. The notice directed the company to remedy the non-compliance within 60 days. Failure to comply with the order would constitute an offence under the MPRDA and, as such, could negatively impact AngloGold Ashanti’s “Scorecard” assessment. AngloGold Ashanti has challenged the order.

The Code

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

Environmental laws relating to mining and prospecting

The MPRDAA repealed the sections in the MPRDA that dealt with environmental regulation of mining and prospecting operations. This was the first step in migrating the environmental regulation provisions from the MPRDA into NEMA. NEMA was amended by the National Environmental Management Amendment Act no. 62 of 2008 and then again by the National Environmental Management Laws Amendment Act 25 of 2014 which came into effect on 2 September 2014. NEMA now includes provisions to deal with environmental regulation of mining and prospecting which provisions are administered by the Minister of Mineral Resources. In addition, The Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations were published in the government gazette on 20 November 2015 under GNR 1147 Notice 39425 (New Financial Provision Regulations), and now fall under NEMA.

While the New Financial Provision Regulations are similar to the previous provisions under the MPRDA, some of the significant changes are set forth below:

•

broadening the definition of “financial provision” to require making financial provision for the adverse impacts that might arise from operations rather than only those listed in the environmental management plan (EMP), as was previously the case;

•	requiring the holder to annually assess environmental liability and adjust the financial provision to the satisfaction of the Minister of Mineral Resources;
•

requiring the holder to submit an audit report to the Minister of Mineral Resources on the adequacy of the financial provision from an independent auditor. If the Minister of Mineral Resources is not satisfied with the assessment, he is entitled to appoint his own auditor;

•

requiring that a holder maintain and retain financial provision notwithstanding the issuance of a closure certificate. Furthermore, the Minister may retain such portion of the financial provision as may be required to rehabilitate the closed mining or prospecting operation in respect of latent, residual or any other environmental impacts, including the pumping of polluted or extraneous water, for a prescribed period. This is not only in respect of holders of rights, but also now in respect of holders of old order rights and holders of works;

•

before the coming in to effect of the New Financial Provision Regulations, holders could make financial provision for annual rehabilitation, final rehabilitation and post-closure residual impacts and water pumping by adding up the total amount for these three types of rehabilitation and making financial provision in one go using one or a mix of four methods: depositing cash in to the DMR bank account, keeping the amount in a rehabilitation trust in accordance with the Income Tax Act, 1962, obtaining a financial guarantee or a bank guarantee in respect of the amount, or using a method determined by the Director-General (this was not common in practice). Under the New Financial Provision Regulations, if the holder wishes to use a rehabilitation trust in accordance with the Income Tax Act, 1962, the amount in the trust can only relate to financial provision for post-closure residual impacts and water pumping. Holders can no longer make financial provision for annual and final closure through a trust fund;

•	a holder’s financial provision must be equal to the sum of actual costs of implementing all three broad classes of rehabilitation for at least 10 years; and
•

the financial provision liability associated with annual rehabilitation, final closure or latent or residual environmental impacts may not be deferred against assets at mine closure or mine infrastructure salvage value.

Failure to realign to the new system constitutes non-compliance with section 24P of NEMA, which would entitle the DMR to issue a directive and failure to comply with the directive is an offence under section 49A(g) of NEMA. A person convicted of an offence under section 49A(g) of NEMA is liable to a fine not exceeding ZAR10 million or to imprisonment for a period not exceeding 10 years, or to both.

Pursuant to section 24N(8) of NEMA, directors of a company are jointly and severally liable for any negative impact on the environment, whether advertently or inadvertently caused by the company they represent, including damage, degradation and pollution.

See also “Item 4B: Business Overview—Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview—Environmental, Health and Safety Matters”.

AngloGold Ashanti’s rights and permits

A mining right will be granted to a successful applicant for a period not exceeding 30 years. Mining rights may be renewed for additional periods not exceeding 30 years at a time. A mining right can be cancelled if the mineral to which such mining right relates is not mined at an “optimal” rate.

AngloGold Ashanti holds seven mining rights in South Africa which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Titles Registration Office (MPTRO).

A prospecting right will be granted to a successful applicant for a period not exceeding five years, and may only be renewed once for three years. The MPRDA also provides for a retention period of up to three years after prospecting, with one renewal up to two years, subject to certain conditions.

AngloGold Ashanti holds one prospecting right.

AngloGold Ashanti also holds a mining permit for the recovery of sand and clay. A renewal application has been timely submitted and AngloGold Ashanti awaits renewal.

AngloGold Ashanti holds a refining licence and an import and export permit from the South African Diamond and Precious Metals Regulator.

The BBBEE Amendment Act

The President of South Africa assented to the BBBEE Amendment Act on 23 January 2014. The BBBEE Amendment Act came into effect on 24 October 2014 with the object of amending the Broad-based Black Economic Empowerment Act 53 of 2003 (BBBEE Act) to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. The BBBEE Amendment Act includes a number of changes to the current framework under the BBBEE Act, including:

•	amending and clarifying the definition of the intended beneficiaries of such framework;
•	amending the definition of “Broad-Based Black Economic Empowerment”, or BBBEE, to introduce the concept of viable BBBEE and providing standards for that preferential procurement;
•

expanding the scope of the Codes of Good Practice (BBBEE Codes), and the related transformation charters, on BBBEE matters that the Minister of Trade and Industry can issue under the BBBEE Act for specific sectors of the South African economy and making it compulsory for public authorities, governmental agencies and other public entities to apply such codes (Sector Codes);

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

•	establishing a BBBEE Commission responsible for overseeing, supervising and promoting compliance with the BBBEE Act, as well as receiving and investigating BBBEE-related complaints; and
•	providing that the Department of Trade and Industry (DTI) may impose special requirements for specific industries.

Before the BBBEE Amendment Act came into effect, the BBBEE Act provided that in the event of a conflict between the BBBEE Act and any other law in force immediately prior to the commencement of the BBBEE Act, the BBBEE Act would prevail if the conflict specifically relates to a matter addressed in the BBBEE Act. The BBBEE Amendment Act inserted a new provision in the BBBEE Act whereby the BBBEE Act trumps the provisions of any other law in South Africa with which it conflicts, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The provision will be effective as from 24 October 2016.

On 27 October 2015, the Minister for Trade and Industry published Government Notice 1047 of Government Gazette 39350, which declared an exemption in favour of the DMR from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months. The exemption can be read as confirmation that the DTI sees the BBBEE Codes as “applicable” to the Mining Industry after the exemption is lifted on 27 October 2016.

Additionally, the revised BBBEE Codes of Good Practice (Revised BEE Codes) became effective on 01 May 2015. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Revised Mining Charter is not a Sector Code. It is not, at this stage, clear what the interplay between the

Revised Mining Charter and the BBBEE Act and Revised BEE Codes is. The government may designate the Revised Mining Charter as a Sector Code in which case it would be under the auspices of the BBBEE Act, but has not chosen to do so in its government gazette notice of 17 February 2016. Until such determination is made, if at all, the Revised Mining Charter remains a stand-alone document under the auspices of the MPRDA and may become subject to the trumping provision discussed above. This uncertainty might be resolved either by government clarification in this regard or by the matter receiving judicial attention.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, 2008, or the Royalty Act, was promulgated on 24 November 2008 and came into operation on 1 March 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the state.

The royalty in respect of refined minerals (which include gold and silver) is calculated by dividing earnings before interest and taxes, or EBIT, as calculated under IFRS, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5 percent. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of five percent of revenue has been introduced for refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5 percent. A maximum royalty of 7 percent of revenue was introduced for unrefined minerals. Where unrefined Mineral Resources (such as uranium) constitute less than 10 percent in value of the total composite Mineral Resources, the royalty rate in respect of refined Mineral Resources may be used for all gross sales and a separate calculation of EBIT for each class of Mineral Resources is not required. For AngloGold Ashanti, this means that currently the company will pay a royalty based on refined Mineral Resources (as the unrefined Mineral Resources (such as uranium) for AngloGold Ashanti for 2015 constituted less than 10 percent in value of the total composite Mineral Resources). The rate of royalty tax payable for 2015 was 0.50 percent of revenue of the company’s South African operations.

The President has appointed a committee to review the current mining tax regime. The committee, which is undergoing a review not just of the mining tax regime but of the entire South African tax regime, is currently sitting. On 13 August 2015, the committee released for public comment the First Interim Report on Mining which was submitted on 01 July 2015 to the Minister of Finance. The committee has not proposed any changes to the royalty regime in this First Interim Report.

Some of the other preliminary recommendations of the committee have included the upfront capital expenditure write-off regime being discontinued and replaced with an accelerated capital expenditure depreciation regime, which is in parity with the write-off periods provided for in respect of the manufacturing (40/20/20/20) basis. Another recommendation has been to bring the taxation of newly established gold mines into line with the tax regime applicable to non-gold mining taxpayers (in so far as possible). The committee has recommended that the so called “gold formula” be retained for existing gold mines. Given the retention of the gold formula for existing gold mines, it will be necessary to retain ring fences in mines where the gold formula subsists. With regard to the additional capital allowances available to gold mines, the committee has recommended that such allowances should be phased out so as to bring the gold mining corporate income tax regime into parity with the tax system applicable to taxpayers as a whole.

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

The DRC Mining Code sets out taxes, charges, royalties and other fees payable to the treasury by a mining title holder in respect of its activities. It also provides for a level of fiscal stability, in that existing tax, customs, exchange and benefits applicable to the mining activities of a mining title holder are guaranteed to remain unchanged, for a period of 10 years as from the date of any amendments to the DRC Mining Code that would result in less favourable payment obligations.

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

The Convention reduces the withholding tax on dividends paid by companies resident in the DRC to companies resident in South Africa from 20 percent to five percent and on interest paid by companies resident in the DRC to companies resident in South Africa from 20 percent to 10 percent. A South African company must own at least 25 percent of a relevant DRC entity’s outstanding shares in order to take advantage of the reduced rates.

In 2012, the DRC Mines Minister announced a reform of the DRC’s mining code. The reform, which would have increased royalties payable on certain minerals, boosted the government stake in mining operations and introduced a 50 percent levy on certain profits, among other changes, was postponed in February 2016 in light of the adverse impact of the collapse in commodity prices on existing mining activities. However, should such laws be enacted in the future, these may have a material adverse impact on the company’s results of operations in the DRC.

AngloGold Ashanti holds a stake in the Kibali gold project located in north-eastern DRC. The project is operated by Randgold Resources and is owned by Randgold Resources (45 percent), AngloGold Ashanti (45 percent) and SOKIMO (10 percent), which latter share represents the interest of the DRC government in the Kibali gold project.

Kibali comprises 10 permits, 7 expiring in 2029 and 3 in 2030 and covering an area of 1,836 square kilometres in the Moto goldfields of the northeast DRC.

On 27 February, 2015 AngloGold Ashanti sold its stake in Ashanti Goldfields Kilo, an exploration and mining joint venture with Société Minière de Kilo-Moto SA UNISARL (SOKIMO), to Fimosa Capital.

AngloGold Ashanti remains invested in the DRC through the Kibali Gold Project which it holds through a joint venture with Randgold Resources and SOKIMO.

Ghana

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (GMM Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of reconnaissance, prospecting, recovery and associated land usage being granted under licence or lease.

The grant of a mining lease by the Ghana Minister of Lands & Natural Resources (MOLNR) is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.

Control of mining companies

The Ghana MOLNR has the power to object to a person becoming or remaining a controller of a company which has been granted a mining lease if the Minister believes, on reasonable grounds, that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

Stability agreement

The GMM Act provides for stability agreements as a mechanism to guarantee certain terms and conditions, mainly fiscal, to which a company’s operations are subject for a period of 15 years. Stability agreements are subject to ratification by Parliament.

Prior to the business combination between AngloGold and Ashanti in April 2004, AngloGold and the Government of Ghana agreed on the terms of a stability agreement (Ghana Stability Agreement) to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The Ghana Stability Agreement necessitated the amendment of the Obuasi mining lease which had been ratified by Parliament.

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

The Government of Ghana has constituted a review committee to review and renegotiate stability agreements with the mining companies (Committee). Within the Committee’s powers of review are the redrafting of such stability agreements, the determination of whether stability agreements comply with the mining laws of Ghana and the Ghanaian legal regime for mining (fiscal requirements, foreign exchange regulations and the provisions of the tax laws), and the preparation of guidelines to govern the granting of stability agreements in the mining industry. AngloGold Ashanti Ghana is waiting to be invited to participate in negotiations with the Ghanaian review committee.

Tax laws

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

•

Elimination of the five percent allowance on prior year additions. Prior to the 2012 amendment, the tax code granted an additional five percent of the value of assets acquired and qualified to be classified as class 3 assets for the purpose of granting capital allowances. Capital allowance is now 20 percent each year on the total value of the assets. Pursuant to the Ghana Stability Agreement, this change will not affect AngloGold Ashanti until 2019.

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

Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti (Ghana) Limited, the holder of the Golden Share is entitled to the sum of 0.10 cedis in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalisation issue.

The holder of the Golden Share may require AngloGold Ashanti (Ghana) Limited to redeem the Golden Share at any time in consideration of the payment to such holder of 0.10 cedis.

VAT

In December 2013, the Parliament of Ghana (Parliament) passed an amendment to the Internal Revenue Act, 2000 (Act 592) known as the Internal Revenue (Amendment) (No. 2) Act 2013, (Act 871). This, amongst other changes, increased the withholding tax for goods and services supplied by non residents, payments to non-resident individuals and payment for management and technical services from 15 percent to 20 percent. A new Value Added Tax Act, (VAT) 2013 (Act 870) was also passed which increases the VAT payable on goods and services from 15 percent to 17.5 percent. The Value Added Tax 2013, (Act 870) extended the coverage of the tax to some business activities which were hitherto outside the tax net. These included the supply of financial services that are rendered for a fee, commission or a similar charge and the manufacture or supply of pharmaceuticals. The implementation of the charging of VAT in relation to these two services have however been suspended until further notice. These taxes do not have an adverse effect on the Company since they do not directly impact its operations.

Income taxes

In November 2015, Parliament passed the Income Tax Act, 2015 (Act 896) (ITA) which repealed the Internal Revenue Act, 2000, (Act 592), as amended. The ITA became effective from 01 January 2016 for the 2016 year of assessment. The ITA ring fences and taxes income derived from mining operations at the rate of 35 percent. For the purpose of ascertaining the income of a person for taxation, each separate mineral operation is treated as independent business and taxed accordingly. Pursuant to section 2.06 of the Stability Agreement, the ring fencing provision will not apply to AngloGold Ashanti until 2019 and until then the company’s tax exposure will not exceed 30 percent.

The ITA provides for the carrying forward of losses for up to five years. Losses carried forward can only be used in the order in which they were generated or incurred. The ITA further provides that capital allowances calculated or granted shall be taken in that year and shall not be deferred.

The ITA states that expenditure incurred in the course of reconnaissance or prospecting operations shall be placed in a single pool, and the balance in that pool is to be carried forward year to year until commencement of production. When production commences, the amount in the pool must be capitalized and the Commissioner-General of the Ghana Revenue Authority shall grant a capital allowance in respect thereof. The ITA also provides guidance on how costs incurred during the reconnaissance and exploration phase of a mine ought to be treated.

The ITA imposes a withholding tax on dividends paid by a person conducting mineral operations in Ghana at eight percent. This is regardless of the amount of shareholding a shareholder or shareholders may have in the entity paying the dividend. Under section 59 (3) of the ITA, an exemption from tax exists where the recipient of the dividend holds or controls directly or indirectly at least 25 percent of the voting power of the company paying the dividend.

The ITA also introduces some variation in the rates of withholding taxes. For example payments for the supply of services (Payments with a Source in Ghana to Persons Other Than Individuals) has been increased from 5 percent to 15 percent; the withholding tax on resident Directors’ remuneration has been increased from 10 percent to 20 percent; and withholding taxes on natural resource payments and royalties have been increased from 10 percent to 15 percent. This may have an indirect impact on AngloGold Ashanti’s operations as this rate will have a material impact on the margins of suppliers and possibly their working capital. Suppliers may therefore seek to pass this on to AngloGold Ashanti by increasing their fees and charges.

The ITA also abolishes the flat 15 percent rate of tax on capital gains. Capital gains are now to be included in business or investment income and taxed at the applicable income tax rate which, for persons engaged in mineral operations, is 35 percent.

Retention of foreign earnings

AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings in an offshore foreign exchange account. In addition, the company has permission from the Bank of Ghana to retain and use US dollars, outside of Ghana, to fulfill payment obligations to the company’s hedge counterparties which cannot be met from the cash resources of its treasury company. On 4 February 2014, the Bank of Ghana issued new directives as part of measures to streamline the collection and repatriation of export proceeds to Ghana. These directives included an instruction to all banks and authorised dealers to, within five working days of receipt of export proceeds, convert the proceeds into Ghana cedis based on the average Interbank Foreign Exchange Rate prevailing on the day of conversion with a spread not exceeding 200 percentage in points (pips). Exporters with retention accounts were to continue to operate these accounts in accordance with their retention agreements. Retention proceeds which were sold to the banks were to be converted into Ghana cedis based on the average Interbank Foreign Exchange Rate prevailing on the day of conversion with a spread not exceeding 200 pips. It further advised that offshore foreign exchange transactions by resident companies, including exporters, were strictly prohibited and exporters were to ensure that all export proceeds are repatriated in full. Failure to comply with the provisions attracts penalties including pecuniary sanctions, jail terms, suspension and revocation of the operating licence as applicable.

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
2.

Exporters shall continue to repatriate in full export proceeds in accordance with the terms agreed between the trading parties. Such proceeds shall be credited to their FEAs and converted on a need basis.

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

In light of the recent clarifications, AngloGold Ashanti maintains and operates its FCA, FEA and Retention Accounts in compliance with the directives.

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

Ground rent

In 2012, the Ghanaian Parliament passed the Fees and Charges Amendment Legislation 2012 (Ll 2191), which fixed mineral concession rent at Gh¢9,016 per square kilometre per annum as opposed to the previous rate of Gh¢0.50 per acre per annum. However, on 19 March 2014, the Office of the Administrator of Stool Lands informed the Ministry of Finance in writing that it has agreed with the Ghana Chamber of Mines to revise the fees to Gh¢15.0 per acre per annum. The Chamber has since 2 September 2014 instructed all mining companies to pay the agreed sum. The company has since paid the agreed ground rent for its Binsere Leases but paid $36 per km2 for the Obuasi lease as specifically provided for in the lease. The company also indicated to the Office of the Administrator of Stool Lands that by virtue of the Stability Agreement, the company is protected from the increase in the ground rent, and that the company’s payment of same cannot be deemed as a waiver of its rights under the Stability Agreement.

National Fiscal Stabilisation (Amendment) Act, 2014 (Act 882)

The National Fiscal Stabilisation (Amendment) Act has extended the application of the National Fiscal Stabilisation Levy to net profits before tax up to and including the 2017 year of assessment. In the past, AngloGold Ashanti has sought protection under the Stability Agreement and this has been granted. AngloGold Ashanti will therefore continue seeking the protection.

Special Import Levy Act, 2014 (Act 884)

The Special Import Levy Act has extended the application of the National Fiscal Stabilisation Levy to profits before tax up to and including the 2017 year of assessment.

Customs and Excise (Petroleum Taxes and Petroleum Related Levies) (Amendment) Act, 2014 (Act 886)

The Customs and Excise (Petroleum Taxes and Petroleum Related Levies) (Amendment) Act reversed the excise tax on petroleum products (petroleum, gas oil, residual fuel oil, unified gasoline, kerosene, liquefied petroleum gas and local marine gas) from ad valorem to specific tax.

Energy Sector Levies Act, 2015 (Act 899)

The Energy Sector Levies Act, which received assent on 24 December 2015, consolidates existing energy sector levies and imposes a new levy, the Price Stabilization and Recovery Levy. The Price Stabilization and Recovery Levy, which is to be collected by the National Petroleum Authority and paid into the Price Stabilisation and Recoveries Account, applies to petrol at a rate of 12 Ghana pesewas per litre, to diesel at a rate of 10 Ghana pesewas per litre, and to liquefied petroleum gas at a rate of 10 Ghana pesewas per kilogram.

Minerals and Mining (Amendment) Act 2015 (Act 900)

A Minerals and Mining (Amendment) Act was passed by Parliament and assented to by the President on 16 December 2015. It replaces the existing royalty provisions introduced by the Minerals and Mining Amendment Act, 2010 (Act 794) pursuant to which the rate of royalties was fixed by an Act of Parliament. Under the new regime, the Minister will prescribe the rate payable and the manner of payment by passing a Legislative Instrument or other subsidiary legislation. The existing royalty rate of five percent however remains the same until such time as the rate is altered in the manner prescribed. The Minerals and Mining (Amendment) Act 2015 also makes provision for the confiscation of the equipment of illegal miners.

Minerals Development Fund Bill, 2014

Parliament is also currently considering the Minerals Development Fund Bill, 2014. The purpose of the Bill is to establish a Minerals Development Fund to provide the legal basis for the distribution of 20 percent of mineral royalties received by Government which has been apportioned to specified bodies for their use. It also introduces the Mining Community Development Scheme to directly sponsor socio-economic development in communities in which mining operations take place or which are affected by mining operations.

Mining & Environmental Guidelines

In June 2014, the Ghana Environmental Protection Agency and the Minerals Commission circulated draft Mining and Environmental Guidelines to all mining companies for comment. The guidelines concern environmental management, reclamation, closure requirements and the proposed Mining Community Development Scheme discussed above. Although the guidelines are yet to be agreed upon by stakeholders, it is proposed that the scheme would be funded by said 20 percent of mineral royalties, additional contributions from the mining companies, donations and grants from other sources.

Rules regarding the export of gold and diamonds

The Bank of Ghana introduced new measures to regulate and monitor the export of gold and diamonds from Ghana. From 15 September 2015, all exports of gold and diamonds must be carried out through the Precious Minerals Marketing Company, except where the exporter is the holder of a licence that permits it to export directly, and the Ghana Revenue Authority (Customs Division) only permits gold to be exported by a licensed gold exporter who has a completed Form FEX A4 bearing Bank of Ghana’s embossment. The export measures do not apply to AngloGold Ashanti because the company holds a licence granted by the Minister for Land and Natural Resources to sell and export its production.

Budget Statements

In the November 2014 Budget Statement, a Special Petroleum Tax of 17.5 percent was proposed as part of a rationalisation of the VAT regime and change in the petroleum pricing structure.

Mining properties

The company is required to pay ground rent to the Government of Ghana and such other fees as are prescribed by legislation, including royalties on timber felled within the lease area.

Obuasi

The current mining lease for the Obuasi area was granted by the Government of Ghana on 5 March 1994. It grants mining concessions to land with an area of approximately 338 square kilometres in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, a mining lease over an adjacent 140 square kilometres was also granted, resulting in the total area under the mining lease increasing to 474 square kilometres.

The Government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on 23 October 2008.

On 3 March 2016, the Minerals Commission approved AngloGold Ashanti Ghana’s application to surrender approximately 273.54 square kilometres of the area to the Government of Ghana, reducing the lease areas to 201.46 square kilometres. The remaining parcel of land that will be subject to the mining lease is situated within various villages and townships in the region, but excludes the municipality of Obuasi.

Iduapriem

Iduapriem has title to a 31 square kilometre mining lease granted on 19 April 1989 for a period of 30 years. In January 2009 Iduapriem obtained a new mining lease, the Ajopa Concession, for a period of 10 years. The concession covers an area of 48.34 square kilometres. In December 2011 the Minister of Lands and Natural Resources gave his consent for Teberebie’s title to a 25.83 square kilometre mining lease, granted in June 1992 for a period of 30 years, to be assigned to Iduapriem. While ownership of the lease has passed to Iduapriem, the registration of the transfer of the lease is still in process.

Guinea

In Guinea, all mineral substances are the property of the State. Mining activities are currently regulated by law L/2011/006/CNT dated 9 September 2011 (2011 Code), as amended by law L/2013/053/CNT dated 8 April 2013 and promulgated by Decree D/2013/075/PRG/SGG dated 17 April 2013 (together, the New Mining Code).

The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, exploration licence, mining licence or mining concession.

The group’s Guinea subsidiary, Société AngloGold Ashanti de Guinée SA (SAG), has title to the Siguiri mine in the form of a mining concession, covered by a mining convention which was entered into with the Republic of Guinea on 11 November 1993 (Convention de Base). The mining concession, granted to SAG following the execution of the Convention de Base, was redefined by virtue of Presidential Decree D/97/171/PRG/SGG dated 4 August 1997. The Convention de Base was amended in 2005. The Convention de Base provides for a duration of 25 years, with an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore Reserve.

At Siguiri, the original area granted of 8,384 square kilometres was reduced to a concession area of four blocks totalling 1,495 square kilometres. SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for the duration of the initial period of the Convention de Base.

Key elements of the Convention de Base are that:

•

The Republic of Guinea holds a 15 percent free-carried or non-contributory interest; is entitled to a royalty of three percent based on a spot gold price of less than $475 per ounce; and is owed five percent of the value of gold exported, based on a spot gold price above $475 per ounce, as fixed on the London Gold Bullion Market;

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

New Mining Code

Pursuant to the New Mining Code, existing mining titles in effect on the date on which the New Mining Code came into force remain valid for their duration and for the substances for which they have been issued. The New Mining Code does not allow new mining conventions to derogate from its provisions but for holders of validly signed and ratified conventions, the application of the Mining Code will take place by way of amendments to the relevant mining convention (in the case of SAG, the Convention de Base), which amendments are to be negotiated between the mining convention holder and the State (Addendum). These amendments are required to be approved by the Council of Ministers, signed by the Minister of Mines, transmitted to the Supreme Court for its opinion and then to the National Assembly for ratification. They are subject to final ratification by Presidential decree. Mining companies were required to cooperate in view of the conclusion of these amendments within a 24-month delay following the publication of the New Mining Code: that is, by or before June 2015. However, the New Mining Code does not impose any consequence to this deadline not being met and the parties are invited to meet and discuss in order to reach, as soon as possible, an agreement on the amendments.

To that effect, the Government has established a Technical Committee, supported by a Strategic Committee, to conduct the renegotiation of all the mining contracts including the Convention de Base. Until ratification of the amendments, the terms of the current Convention de Base apply.

The type of amendments expected to be made to a mining convention, are categorised below by the method and timing of implementation:

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

The exact scope of the amendments will depend on the outcome of the negotiations with the Technical Committee. Once signed and ratified, the provisions of the Convention de Base, as amended, will govern mining activities on the Siguiri concession.

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

Mali

Mineral rights in Mali are governed by law n°2010-015 dated 27 February 2012 bearing Malian Mining Code (New Mining Code), replacing ordinance No. 99-32/P-RM of 19 August 1999 enacting the previous mining code, as amended by ordinance n°013/2000/P-RM of 10 February 2000 and ratified by law n°00-011 of 30 May 2000 (1999 Mining Code), and Decree No. 99-255/P-RM of 15 September 1999 implementing the Mining Code.

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

Applicable mining regime

Prospecting activities are carried out under prospecting authorisations (autorisation de prospection). The authorisations give an individual or corporate entity the exclusive right to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area covered by the authorisation. Exploration activities may be carried out under exploration permits (permis de recherche). The latter are granted to corporate entities only by order of the Minister of Mines. Exploration permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal requires the permit holder to relinquish 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.

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

All mining titles mentioned above require an establishment convention (convention d’établissement) to be signed by the State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

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

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2020 and 2024 respectively. Morila’s Exploitation Permit covers approximately 200 square kilometres and was issued on 4 August 1999. Sadiola’s original prospecting and exploitation agreement was entered into on 15 April 1990. Yatela is implementing a closure plan in order to relinquish the property.

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

AngloGold Ashanti has concluded a development agreement with the Ministry and was issued a mining special licence covering approximately 196 square kilometres for a period of 25 years, which expires on 26 August 2024.

On 9 October 2014 an addendum to the development agreement was entered into ratifying the following prior changes:

•	An increase in the royalty rate from three percent to four percent with effect from 1 May 2012;
•

With effect from the financial year 2015, the capital allowance applicable to the unredeemed qualifying capital expenditure (15 percent per annum) referred to in section 18(a) of the Income Tax Act No 33 of 1973 shall no longer apply; and

•	With effect from 1 July 2014, Geita Gold Mining Limited is liable to pay the Geita District Council Levy at a rate of 0.3 percent on turnover (no longer capped at US$200,000 per annum).

The Fiscal Regime

The Finance Act, 2015 which was assented to on 28 June 2015 and came into force on 1 July 2015 contains a provision for a 30 percent capital gains tax on the sale of shares by an off-shore parent company. This provision was introduced by the Finance Act, 2012 and in this legislation, additional changes were also made to the procedure for payment of capital gains tax by the seller of shares. Tax at the rate of 30 percent is payable by way of an initial instalment of 20 percent on the transfer, based on the notional gain that the seller would make after a further instalment of the remaining 10 percent is due.

The Value Added Tax Act, 2014 (the VAT Act) which came into force on 1 July 2015 restricts VAT relief on purchases made by mining companies. The VAT Act is specific in that it provides that no purchase by companies is exempt or zero rated unless specified by the law. Previously mining companies were entitled to 100 percent VAT relief.

Local Government Levies

As mentioned above, following the signature of the addendum to the development agreement Geita Gold Mine is required to pay local government a service levy of 0.3 percent of its gross annual turnover in line with the Local Government Finance Act No.9 of 1982.

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

New labour law requirements

On 15 September 2015, the Non-Citizens (Employment Regulation) Act (the Non-Citizens Act), 2015 came into force. The Non-Citizens Act vests powers concerning work permit with the Labour Commissioner. Therefore non-citizens wishing to be employed in the country are required to apply and be granted a work permit before applying for a residence permit. Moreover, the Commissioner General of Immigration is required to take into consideration conditions of the work permit issued by the Labour Commissioner when granting a residence permit.

Previously, the issuance of a residence permit was inclusive of a work permit. The resident permit covered working and living in Tanzania.

Further, the Non-Citizens Act introduced the Short Term Permit (STP). The STP is granted to non-citizens who wish to work in the country for a period of not more than six months; foreigners intending to work in Tanzania for more than 3 months are required to apply for an STP. The application for STP is made to the Ministry of Labour and Employment.

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

Government royalties are payable by the holder of mining tenure in respect of minerals obtained from the relevant area of land, at the rates specified in the relevant legislation in each state or territory. The royalty on gold production in Western Australia is payable quarterly at a fixed rate of 2.5 percent of the royalty value of gold metal produced and sold. The royalty value is calculated by multiplying the amount of gold produced during a given month by the average gold spot price for that month. In addition, the holder of mining tenure is required to pay annual rent in respect of the tenure. In Western Australia there is a minimum annual expenditure requirement for prospecting and exploration licences and mining leases. Exemptions from the expenditure requirement can be obtained if certain conditions are satisfied.

AngloGold Ashanti has been granted 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations and accordingly it has, together with its joint venture partners where applicable, the exclusive right to mine in those areas. Both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia. In particular, at Sunrise Dam, the deposit spans two mining leases covering approximately 1,429 hectares. Both leases are currently in good standing, with expiry dates in 2032 and 2016 respectively. The lease expiring in 2016 has a right to be renewed for a further term of up to 21 years and a renewal application will be lodged prior to the expiry date.

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

In the case of Cerro Vanguardia, AngloGold Ashanti’s operation in Argentina, the mining concession holder is AngloGold Ashanti’s partner, FomentoMinero de Santa Cruz S.A. (Fomicruz). On 27 December 1996, Fomicruz entered into a usufruct agreement whereby Cerro Vanguardia S.A. was granted an irrevocable right to exploit the Cerro Vanguardia deposit (encompassing an area of approximately 543 square kilometres) for a 40-year period, which expires on 26 December 2036. Cerro Vanguardia S.A. is an Argentinean company controlled by AngloGold Ashanti, with Fomicruz as minority shareholder.

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

Recent and potential regulatory changes

On 30 September 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, banning new mining exploration and exploitation activities on glaciers and “peri-glacial” areas. The law also subjects on-going mining activities in those areas to an environmental audit. If such audit results in material impacts on glaciers and “peri-glacial” areas, the relevant authority is empowered to take action, including suspension or relocation of the activity. The law establishes a broad definition of “peri-glacial” areas that, together with glacial areas, must yet be surveyed by an existing national Government Agency specifically appointed to this end. The constitutionality of the law has been challenged by some mining companies along with the Province of San Juan (which hosts large mining projects). Injunctions granted by lower courts which had suspended the application of the law in that Province were lifted by the National Supreme Court of Justice of Argentina. Although the injunctions have been lifted, the language that the Court used in the decision implies that until an inventory of glaciers is completed as mandated by the Law, the case is moot. Therefore, the case has no practical implications for the operations of Cerro Vanguardia at this time.

On 26 October 2011, Decree 1722/2011 (Repatriation Decree) was issued, which imposes on oil, gas and mining companies operating in Argentina the obligation to repatriate all the proceeds of their exports from Argentina and to exchange such proceeds for Argentinean legal currency in the domestic banking system. All exporters, other than oil, gas and mining companies, have been operating under such regime since late 2001. Mining companies, on the other hand, were entitled to two exceptions: (i) a decree of 2003 applicable to mining companies with tax, customs and foreign exchange stability certificates obtained prior to the date on which such a decree was enacted (which is the case of Cerro Vanguardia); and (ii) a decree of 2004 applicable to mining companies with tax, customs and foreign exchange stability certificates obtained after the date on which such decree was enacted. Both exceptions have not been formally superseded by the Repatriation Decree, but appear to conflict with it, and such conflict may result, in some cases, in a violation of mining companies’ rights under the Mining Investment Law.

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

Ten provinces in whose territories the main mining projects of Argentina are located, signed a document with the Federal Government entitled Federal Mining Agreement (FMA). The purpose of the FMA is, amongst other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, amongst them Santa Cruz Province (through Fomicruz), in the Cerro Vanguardia project. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programmes. Increase in royalty rates is not specifically contemplated in the FMA. The Provinces that signed the FMA had previously formed a special association of provinces, supported by the National Government.

In Argentina, the current regulatory regime of royalty payments is expected to change and several different options and payment thresholds have been discussed. The Santa Cruz Province has changed the mining royalty from one percent to three percent.

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

Under the current Mining Code, there are two kinds of mines: (i) claimstake mines (Minas Manifestadas), for which rights were acquired before 1934 and exist independently of any mining licence or authorisation from the Federal Government and for which the Mineral Resources constitute property of the landowner and (ii) granted mines, which are those that rely on grants from the Federal Government for mineral exploration or exploitation (pursuant to the Constitution). AngloGold Ashanti’s operations in Brazil consist of both claimstake mines and granted mines.

At AGA Mineraçao, Cuiaba has a single concession covering a total area of 3,662 hectares, Lamego is covered by three geographically contiguous concessions totally 1,622 hectares and Corrego do Sitio is hosted by five geographically contiguous concessions covering a total area of 6,017 hectares. All of these are in good standing. At Serra Grande, the company has interests in or agreements over 61,500 hectares in Crixas Greentone belt, representing approximately 87 percent of the relevant tenements that correspond to all current exploration and mining activities. These have been held since 1987. Brazilian mining concessions remain valid up to the depletion of the Ore Reserve and Mineral Resource.

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

In contrast, exploitation rights, once granted, are valid for the lifetime of the deposit, provided the mining titleholder complies with all legal requirements. Pursuant to these requirements, for example, titleholders must (i) start work on mineral exploitation within six months from the date of publication of the Exploitation Concession, (ii) continue their mining activities until the mineral deposit has been exhausted, in accordance with the Economic Exploitation Plan (Plano de Aproveitamento Econômico) approved by DNPM and (iii) refrain from suspending mining activities without prior notice to DNPM.

During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (TAH – Taxa Anualpor Hectare), subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources (CFEM – Compensação Financeirapela Exploração Mineral). The CFEM is currently calculated based on revenues, minus some deductions authorised by mining law.

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

Potential regulatory changes

The Federal Government is contemplating changes to the mining legislation, and those proposed changes were submitted in 2013 to the National Congress for discussion and consideration. Its goals would be to (i) strengthen the role of the Federal Government in regulating the mining industry, (ii) attract more and better investments to the mineral sector, (iii) encourage maximal use of Ore Reserves, and (iv) encourage members of the industry to add value to mineral products.

The government’s proposals have institutional, legal and financial facets. Institutionally, the proposals would create a National Council of Mineral Policy to advise the Presidency of Brazil and the MME on, and develop guidelines and directives for, the mining sector. They would also transform the DNPM into a regulatory agency with negotiation and inspection powers.

Legally, the proposals would change the rules governing access to mining titles. While exploration authorisations would be effective for a longer period of five years, they would be renewable for only one extra year, at the discretion of authorities. Companies would also have to demonstrate that they are investing in exploration activities on a yearly basis.

Exploitation rights would be limited to 35- or 40-year grants renewable at the discretion of authorities. The granting of rights would become a more discretionary process and would result in a Formal Adhesion Contract for Exploitation rather than in an open-ended concession.

The proposals would raise CFEM rates for trade in gold ore from one percent on net invoicing to two percent on gross invoicing. They would also create new calculation methods and incidence hypotheses, notably with regard to transactions between related parties.

In light of the November 2015 tailings dam collapse in Minas Gerais, there has been discussion of including tougher requirements related to tailings dams (e.g., mandatory insurance in case of environmental catastrophe).

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

The concession contract

The government agency grants exclusive concession contracts for exploration and exploitation. Such concessions allow concessionaires to conduct the studies, works and installations necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover the costs associated with potential environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding proposed works and installations. An environmental impact study must also be filed and approved in order for the concessionaire to receive an environmental licence prior to beginning construction and development.

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

AngloGold Ashanti’s core mining concession contracts provide that the mining authority has the discretion to declare the underlying concession void if AngloGold Ashanti Colombia S.A. (AGAC) breaches applicable environmental laws or regulations. If the mining authority were to exercise such discretion against AGAC, AGAC would be required to abandon its projects and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and AGAC would be banned from doing business with the Colombian government for a period of five years. As a result, AGAC would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of the company’s concession contracts in Colombia.

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

Once exploration is complete and the mining infrastructure is in place, the concessionaire must begin paying royalties. Royalties paid to the Colombian government consist of a percentage of the primary product and sub-products being exploited. For gold, gross monthly income is multiplied by 0.8, to which a four percent royalty is applied.

PINES programme

In 2013 the Federal government instituted the PINES programme that will aid in promoting certain projects designated by the government as national projects of interest. This designation provides for greater oversight from the Federal government. The La Colosa and Gramalote projects are two such designated projects, and AngloGold Ashanti has requested that its Nuevo Chaquiro project be included in the programme as well, and the government accepted this request. All of our three advanced exploration programmes are considered of national strategic interest.

United States of America

On 03 August 2015, AngloGold Ashanti completed the sale of its Cripple Creek & Victor mine in the United States to Newmont Mining Corporation for $820 million in cash, subject to customary closing adjustments, plus a net smelter return royalty. The sale was originally announced on 8 June 2015. At the closing, AngloGold Ashanti received $819.4 million in cash, which factors in estimated closing adjustments.

MINE SITE REHABILITATION AND CLOSURE

Closure, an integral part of operations

All mining operations eventually cease. An integral aspect of operating AngloGold Ashanti’s mines is ongoing planning for and, where possible, implementation of concurrent rehabilitation, together with an estimate of associated liability costs and the placement of adequate financial provisions and assurances to cover these costs.

AngloGold Ashanti revised its group closure planning management standard in 2013 and all of its operations are required to comply with the standard as their closure plans are reviewed and updated.

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

For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly so in Brazil, Ghana and South Africa, where many of the mining and other operations have taken place for more than fifty years. A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operational. This practice serves to decrease the ultimate liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise Ore Reserves, which the company might wish to exploit should conditions, such as the gold price, change.

The company’s closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different issues are raised which require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Previous employees may receive education and training so as to enable them to seek viable employment alternatives. Communities also require information on the company’s rehabilitation of the landscape and on any lasting environmental impacts. In addition, long-term remediation obligations, including decommissioning and restoration liabilities relating to past operations, are based on environmental management plans and comply with current environmental and regulatory requirements.

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

Provisions for decommissioning and for restoration (excluding joint ventures) decreased from $851 million in 2014 to $683 million in 2015. This change mainly relates to the sale of the CC&V mine in North America, changes in discount rates based on global economic assumptions and changes in mine plans and in the design of tailings storage facilities following requests from the environmental regulatory authorities.

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

Water Management

AngloGold Ashanti’s mining and processing operations are heavily dependent upon access to substantial volumes of water required for such operations. Typically, water-use permits or water rights in each country impose limits on the quantity of water that can be extracted from certain sources and require, among other things, that wastewater from mining operations meet certain water quality criteria upon discharge. Water supply, quality and usage are areas of concern globally, but are particularly significant for operations in Brazil, Ghana and South Africa, and for exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure to secure access to suitable water supplies, or achieve and maintain compliance with the requirements of the permits or licenses, could result in curtailment or suspension of production at the affected operation. Incidents of water pollution or shortage can, in extreme cases, lead to community protest and ultimately result in the withdrawal of community and government support for the company’s operations.

Where feasible, the company operates a “closed loop” system which recycles the water used in its operations without discharging it to the environment. In some areas, however, such as Ghana, high levels of rainfall and surface water runoff mean that a closed loop system is not feasible and that discharges, after water treatment if necessary, must take place.

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

The impact of a breach, leak or other failure of a tailings storage facility can be significant, and the company therefore monitors such facilities closely in accordance with the company’s internal standards, national regulatory requirements and commitments made to local communities. The occasional well-publicised failure of a third-party tailings facility and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at the company’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, and claims for property or natural resources damages and personal injury and negative press coverage. An incident at another company’s operations has potential to result in governments tightening regulatory requirements and restricting other mine operators in response.

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

For example, after Village Main Reef (VMR), now Heaven-Sent, ceased pumping of underground water at its Buffelsfontein and Hartebeesfontein operations, AngloGold Ashanti prepared plans to manage underground water that it anticipated would eventually reach its operations. The infrastructure to pump this water out from underground was completed in December 2015, with an accelerated project plan. The water reached the company’s Great Noligwa boundary on 23 January 2016, and the pumping continues with added costs to AngloGold Ashanti. The company has not released VMR from any environmental obligations as relates to such water infiltration, however, and it intends to enforce any rights that it has against VMR and Buffelsfontein, including under the directive issued by the Department of Water Affairs (now the Department of Water and Sanitation) in 2005.

In addition, in the West Wits district, after Blyvooruitzicht Gold Mining Company was placed in provisional liquidation in August 2013, AngloGold Ashanti secured a court order for access rights to Blyvoor 4 and 6 shafts to keep pumping going. AngloGold Ashanti has also incorporated Covalent Water Company, which has purchased rights of access, electricity etc. to the 4 and 6 shafts as well as the relevant infrastructure to continue pumping underground water. This has reduced the risk of flooding at the company’s West Wits Operations, but the company can provide no assurance that the risk of flooding will not materialise, which could have an adverse impact on its results of operations and financial condition.

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

Climate Change and Greenhouse Gas Regulation

Greenhouse gases, or “GHGs”, are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. Currently, a number of international and national measures to address or limit GHG emissions are in various phases of discussion or implementation in the countries in which the company operates. The outcome of the climate change negotiations may, in due time, have the effect of requiring AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes including through costs passed on by electricity utilities which supply the company. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these company-level obligations is unlikely to be by operation of international law but more likely to come through domestic implementation of state obligations pursuant to evolving climate change regulatory regimes.

As a result of commitments made at the UN climate conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the December 2015 Conference of the Parties in Paris (COP 21). The Paris Agreement will require countries to set targets for emissions reductions if it is ratified prior to April 2017 by at least 55 countries that collectively produce more than half of the world’s GHG emissions and is subsequently adopted by those individual countries within their respective national or federal law. Additional measures addressing GHG emissions may be implemented at the national or international levels. These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.

Also in 2011, the South African government released a climate change response white paper and in 2013 a Carbon Tax Policy Paper. In February 2014, the South African Minister of Finance announced his intention to introduce a carbon tax in 2016. The same Minister published a draft Carbon Tax Bill during 2015, providing some details on how the tax would be implemented, but delaying it to 2017. AngloGold Ashanti already pays a levy of ZAR0.035 per kilowatt hour of electricity that it purchases and is generated from fossil fuels. In February 2015, the Minister announced that the government was considering an increase in the levy to ZAR0.055 per kilowatt hour, though this was subsequently withdrawn.

The draft Carbon Tax Bill provides an indication of the expected levels of the carbon tax rate as starting at ZAR120 (approximately $8) per tonne of CO2e emitted above certain thresholds. The draft Bill allows discretion to the Minister of Finance to increase the tax annually, though previous proposals were for increases of 10 percent a year for the first period of four or five years (government communications are ambiguous). Depending on the nature of the emitter, a tax-free threshold of 60 to 95 percent of the tax liability will apply.

It is probable that the tax will be levied on sectors that comprise elements of the AngloGold Ashanti supply chain. Consequently, it is likely that the costs associated with those elements of the supply chain will increase for the medium- and long-term. The most important of these for AngloGold Ashanti is Eskom, the state-owned electricity utility. The Minister committed to no net increase in the electricity price through the tax, though details of how this will be achieved were not available as of March 2016.

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

After COP 21, there is a proposal to change the climate legislation in course at National Congress. The proposal foresees updated targets to reduce greenhouse gas emissions by 37% in 2025 and 43% in 2030 (based on the emissions of 2005) and to increase the use of renewable energy. There is still no reduction target for mining.

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

Occupational and Community Safety and Health and Tropical Diseases

AngloGold Ashanti’s operations are subject to a variety of laws and regulations designed to protect and improve the safety and health of employees. In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, in particular, so-called Section 54 safety stoppages have become a significant issue for mining companies. The business has been exposed to safety stoppages which can, individually and/or in aggregate, have a material impact on operations. AngloGold Ashanti is also enhancing safety programmes, and a revised Group Safety strategy have been introduced. In South Africa in particular the work culminated in a revised “Safe Production Strategy” which forms the basis of the work in the Region to ensure a highly effective compliant organisation, resulting in a reduction in Section 54 stoppages and associated improved levels of performance with regard to fatalities, ultimately striving for Zero Harm.

In addition, AngloGold Ashanti is subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (NIHL) and occupational lung diseases (OLD), which include occupational tuberculosis and silicosis in individuals exposed to silica dust. Silicosis has been particularly prevalent in South Africa and has also arisen at the company’s Continental Africa and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and clinics, and continues to improve preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying its employees with respiratory protective equipment. If the costs associated with providing such occupational health services, implementing such control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, and the Compensation for Occupational Injuries and Diseases Act (COIDA), that provides for compensation in respect of job related injuries and compensation of non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur in the short- to medium-term, but some alignment of benefits may be considered in the future. The South African government has indicated that it may also consider amendments in the short-term to address shortcomings in ODMWA. COIDA provides for compensation payments to workers suffering permanent disabilities which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD as well as the payment of medical expenses over the claimant’s lifetime. If the proposed combination of COIDA and ODMWA or amendments to ODMWA were to occur, this could further increase the amount of statutory compensation that miners employed by AngloGold Ashanti could claim, which consequently could have an adverse effect on AngloGold Ashanti’s financial condition.

On 23 November 2010, the Chamber of Mines of South Africa applied to the North Gauteng High Court for a declaratory order as to whether or not the Compensation Commissioner may include in the levy to be paid by any specific mine under ODMWA any amount that is intended to be used for funding benefits payable to: (i) ex-mine workers who had never worked at that mine; or (ii) ex-mine workers who used to work at the mine, but no longer work at the mine. On 29 April 2011, the Honorable Judge Zondo dismissed the Chamber’s application with costs. The judge concluded that the Compensation Commissioner has authority under ODMWA to address an historical or actuarial deficit in the Compensation Fund by increasing the levy payable by current mines and works to cover the shortfall in respect of all ex-mine workers. The Chamber lodged an appeal to the Supreme Court of Appeal. The appeal was dismissed with costs. The effect of the judgement is that ODMWA levies may be increased in respect of the category of former employees referred to above.

AngloGold Ashanti is subject to numerous claims, including claims related to silicosis and other OLD, and could be subject to similar claims in the future. Please refer to “Item 8: Financial Information – Legal Proceedings – South Africa – Silicosis litigation.”

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

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2015

Operations and projects

AMERICAS		CONTINENTAL AFRICA		SOUTH AFRICA
1.	Argentina	4.	Guinea	9.	South Africa
	Cerro Vanguardia (92.5%)		Siguiri (85%)		Vaal River
2.	Brazil	5.	Mali		Kopanang
	Serra Grande		Morila (40%)(1)		Moab Khotsong(2)
	AGA Mineração		Sadiola (41%)		West Wits
3.	Colombia	6.	Ghana		Mponeng
	Gramalote (51%)		Iduapriem		TauTona
	La Colosa		Obuasi		Surface Operations(3)
	Quebradona (92.42%)	7.	DRC
			Kibali (45%)(1)
AUSTRALASIA		8.	Tanzania
10.	Australia		Geita
	Sunrise Dam
	Tropicana (70%)

Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.

(1)	Both Morila and Kibali are managed and operated by Randgold Resources Limited.
(2)	Great Noligwa and Moab Khotsong were combined under Moab as one cash-generating unit.
(3)	Surface Operations includes First Uranium SA, which owns Mine Waste Solutions (MWS). MWS is managed and operated as a separate cash-generating unit.

OPERATING PERFORMANCE

Group description

AngloGold Ashanti, a gold mining company with a globally diverse, world-class portfolio of operations and projects, is headquartered in Johannesburg, South Africa. AngloGold Ashanti is the third largest gold mining company in the world, measured by production.

Our portfolio of 17 operating mines in nine countries, comprises long-life, relatively lowcost assets with differing ore body types located in key gold-producing regions. A number of these assets are strongly leveraged to energy costs and currencies.

Our operations are grouped regionally as follows:

•	South Africa (Vaal River, West Wits and Surface Operations)
•	Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania)
•	Americas (Argentina and Brazil)
•	Australasia (Australia)

These operating assets are supported by greenfield projects in Colombia and a focused exploration programme.

In 2015, active management of the portfolio resulted in the sale of the Cripple Creek & Victor (CC&V) mine in the United States in August 2015 while Obuasi remained on limited operations during 2015 and the closure process at Yatela continued.

AngloGold Ashanti’s operations and joint ventures employed, on average, 52,266 people (including contractors) in 2015 (2014: 58,057).

Performance

In 2015, AngloGold Ashanti produced attributable 3.9 million ounces of gold (2014: 4.4 million ounces) as well as 931,000 pounds of uranium oxide, 4.1 million ounces of silver and 197 tonnes of sulphuric acid as by-products.

Continuing production of 3.8 Moz was achieved at a group all-in sustaining cost of $910/oz compared to 4.2Moz at $1,020/oz in 2014.

The attributable Ore Reserve at 31 December 2015 was 51.7 Moz, down from 57.5 Moz at 2014. This annual decrease of 5.8Moz includes depletion of 4.3Moz and the sale of CC&V (3.7Moz), which were partly offset by 2.2Moz of additions in Ore Reserve resulting from changes in economic assumptions between 2014 and 2015 (0.1Moz), exploration and modelling changes (1.6Moz) and other factors (0.5Moz).

Capital expenditure, including equity accounted joint ventures, in 2015 amounted to $857 million (2014: $1,209 million).

Safety

Regrettably, there were 11 fatalities across the group’s operations in 2015. The all injury frequency rate was 7.18 per million hours worked compared to 7.36 in 2014.

OPERATIONS AT A GLANCE for the years ended 31 December

	Attributable tonnes treated/ milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)			Total cash costs ($ per ounce)			All-in sustaining costs ($/oz sold)			Attributable capital expenditure ($m)
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
SOUTH AFRICA
Vaal River
Great Noligwa (1)		0.4	0.4		6.44	6.15		78	83		1,074	1,100		1,185	1,305		7	13
Kopanang	0.7	0.8	1.0	5.43	5.55	5.23	117	140	178	1,014	1,023	918	1,226	1,256	1,255	21	26	52
Moab Khotsong (1)	0.9	0.7	0.7	8.50	11.04	9.47	254	234	212	798	685	797	1,018	903	1,223	47	45	117
West Wits
Mponeng	0.8	1.1	1.6	8.44	8.99	7.10	219	313	354	874	746	719	1,170	981	1,016	85	97	171
TauTona (2)	0.8	0.9	1.0	8.46	8.21	7.34	209	232	235	883	882	920	1,044	1,059	1,149	28	35	59
Surface Operations
Surface Operations (3)	33.6	34.5	34.5	0.18	0.20	0.22	193	223	240	912	941	883	1,006	1,153	969	17	46	39
Other(4)							12	3		-	-		-	-		8	8
CONTINENTAL AFRICA
Ghana
Iduapriem	4.7	4.9	4.8	1.27	1.13	1.43	193	177	221	995	865	861	1,020	1,020	1,025	15	21	28
Obuasi (5)	1.0	2.2	1.7	1.47	4.67	4.94	53	243	239	966	1,086	1,406	1,185	1,374	2,214	23	82	196
Guinea
Siguiri (85%)	10.0	10.1	10.2	0.80	0.89	0.82	255	290	268	827	799	918	965	917	1,085	25	26	25
Mali
Morila (40%)	1.2	1.3	1.4	1.24	1.06	1.23	49	44	57	698	1,162	773	815	1,298	1,051	6	6	13
Sadiola (41%)	2.1	2.1	2.0	1.04	1.28	1.34	69	85	86	818	1,028	1,334	886	1,133	1,510	2	6	42
Yatela (40%) (6)		0.9	1.0		0.59	0.93		11	27		1,438	1,530		1,795	1,653		-	3
Namibia
Navachab (7)		0.7	1.4		1.44	1.39		33	63		752	691		719	781		1	5
Tanzania
Geita	5.2	5.2	4.0	3.18	2.86	3.54	527	477	459	480	599	515	717	890	833	116	129	154
DRC
Kibali (45%) (8)	3.1	2.5	0.4	2.93	2.95	3.41	289	237	40	609	578	471	642	588	9,065	124	179	341
AUSTRALASIA
Australia
Sunrise Dam	3.9	3.8	3.4	1.97	2.13	2.46	216	262	276	970	1,105	1,110	1,110	1,214	1,321	29	31	39
Tropicana (70%) (8)	4.3	4.0	0.9	2.48	2.78	2.40	344	358	66	492	545	568	671	752	1,113	48	59	241
AMERICAS
Argentina
Cerro Vanguardia (92.5%)	3.1	3.0	2.3	6.88	6.08	6.58	278	246	241	625	692	622	873	938	912	62	54	64
Brazil
AGA Mineração (5)	2.6	2.5	2.3	5.63	5.65	5.70	421	403	391	518	644	646	712	966	1,023	89	127	123
Serra Grande	1.3	1.3	1.3	3.27	3.28	3.42	132	136	138	635	748	719	861	1,062	970	33	38	40
United States
Cripple Creek & Victor (9)	11.3	19.3	20.8	0.35	0.32	0.34	117	211	231	894	829	732	1,030	1,147	927	58	169	157
(1)	From 1 January 2015, Great Noligwa and Moab Khotsong were combined under Moab Khotsong as one cash-generating unit.
(2)	In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
(3)	Includes MWS for purposes of this report. It is operated and managed as a separate cash-generating unit.
(4)	Gold produced by treating material from multiple mine sources in South Africa.
(5)	The grades from Obuasi and AGA Mineração represent those for their underground operations.
(6)	Mine in closure mode from 1 January 2015.
(7)	AngloGold Ashanti sold Navachab effective 30 June 2014.
(8)	Commenced production in the second half of 2013.
(9)	AngloGold Ashanti sold Cripple Creek & Victor effective 3 August 2015. Cripple Creek & Victor is reported as a discontinued operation.

Rounding of figures may result in computational discrepancies.

SOUTH AFRICA

AngloGold Ashanti’s South African operations comprise four deep-level mines and surface production facilities. They are:

•	The West Wits operations – Mponeng and TauTona;
•	The Vaal River operations – Kopanang and Moab Khotsong; and
•	Surface operations.

	Gold production (000oz)	Average number of employees
Operations
South Africa
1. Vaal River
Kopanang	117	4,052
Moab Khotsong(1)	254	6,469
2. West Wits
Mponeng	219	6,249
TauTona	209	4,656
3. Surface operations (2)	193	2,929

(1)	From 1 January 2015, Moab Khotsong and Great Noligwa were operated and managed as one operation and accordingly combined under Moab Khotsong.
(2)	Includes MWS for purposes of this report. It is operated and managed as a separate cash-generating unit.

South Africa Key Statistics

	Unit	2015	2014	2013
Operation
Tonnes treated/milled	Mt	36.8	38.4	39.2
Pay limit (1)	oz/t	0.39	0.39	0.36
	g/t	14.38	14.35	13.37
Recovered grade (1)	oz/t	0.225	0.239	0.204
	g/t	7.70	8.19	7.00
Gold production	000oz	1,004	1,223	1,302
Total cash costs (2)	$/oz	881	849	850
Total production costs (2)	$/oz	1,091	1,087	1,070
All-in sustaining costs (2)(3)	$/oz	1,088	1,064	1,120
Capital expenditure	$m	206	264	451
Safety
Number of fatalities		9	4	6
AIFR	Per million hours worked	10.81	11.85	12.63
People
Average no of employees: Total		28,325	29,511	32,406
Permanent employees		25,274	26,056	28,526
Contractors		3,051	3,455	3,880

(1)	Refers to underground operations only.
(2)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results”.
(3)	Excludes stockpile impairments.

Performance in the South Africa Region in 2015

Production and costs

Production for the year ended 31 December 2015 was 219,000oz, or 18 percent, lower than for the year ended 31 December 2014, predominantly due to safety related stoppages, with approximately 113,000oz lost as a result of these disruptions. Mponeng and Moab Khotsong were most affected. In addition to operational effects of the safety related stoppages, Mponeng also experienced delays to phase 1 of its below 120 level life extension project. The result of this is that mining flexibility was curtailed as production was undertaken on only three levels.

A derisking plan was implemented to address seismicity challenges and a decision was taken during the year to withdraw from some of those areas to improve safety, further reducing available mining areas and leading to lower mining intensity and productivity.

In addition to – and in some cases as a result of – the safety stoppages, production at the Vaal River operations was negatively affected by a deterioration in the mining mix as the anticipated move into higher-grade areas was delayed. Increased dilution resulted in a decline in head grades. Safety stoppages and lack of available face length and mining flexibility resulting from the premature halt to mining of low-grade areas affected production at Kopanang. More concentrated efforts were put in place to prioritise safe practices and plans are underway to increase available face length and Ore Reserve development.

At Surface Operations, a reduction in grades in the marginal ore dumps material impacted negatively on production.

At Mine Waste Solutions, the flotation and uranium plants were temporarily stopped during the latter part of the year as these units did not operate at expected efficiencies.

All-in sustaining costs of $1,088/oz for the year ended 31 December 2015 were two percent higher compared to the previous year. The negative cost impact was marginal, due mainly to the weaker rand relative to the US dollar. The performance was significantly adversely affected by the lower volumes mined as well as ongoing inflationary pressures in South Africa, which is fully exposed to above-inflation administered price increases for critical inputs like power and water, while gaining little benefit from a lower fuel price.

Capital expenditure

Capital expenditure declined by 22 percent, in line with the groupwide cost optimisation and rationalisation programme and cash flow constraints.

Safety

Regrettably, our safety performance was dominated by a significant regression in mine fatalities. Tragically, nine of our colleagues lost their lives in separate fatal accidents, compared with four in 2014. Five of the fatalities resulted from fall of ground incidents, while the other fatalities were due to an underground vehicle incident, carbon monoxide gas inhalation, a scraper winch incident and an electrical incident.

People

In 2015 employee numbers were slightly down year-on-year as a result of the restructuring undertaken in connection with the consolidation of certain mines in the region. However, there was a marginal increase in December relating to the hiring of employees with specific skills and the reinstatement of 456 employees who had previously been dismissed at Moab Khotsong. Wage negotiations took place from June through to October 2015. All unions participated in the central collective bargaining process with the Chamber of Mines representing the gold producers and a three year wage settlement was executed.

Ore Reserve

As at 31 December 2015, the total Ore Reserve for the South Africa region was 26.14Moz (2014: 27.45Moz). This is equivalent to around 51 percent of the group’s total attributable Ore Reserve.

Growth and improvement

Mponeng Phase 1 below 120 level was delayed, with key infrastructure to service Ore Reserve development lagging behind schedule by more than a year at the end of 2015. To address critical issues, a detailed system capability study was undertaken to determine ore handling and material supply capacity. A high-level revised schedule was completed, based on the system capability. The study prioritises capital infrastructure in order to support Ore Reserve development. The preliminary impact of this schedule indicates an approximate 15-18-month delay in the 120 level gold delivery profile.

Given the constraints experienced in phase 1, the approach to phase 2 is being reviewed. Co-extraction of the VCR from the same shaft deepening infrastructure platform is being considered rather than the decline development employed in phase 1. Phase 2 will consequently be delayed by as long as two years. Work on 126 level is expected to be completed on schedule. Consequently, the company does not expect there to be any gap in gold production in spite of other delays.

At Moab Khotsong, project Zaaiplaats remained on hold. Another study has been undertaken to determine the best technical and economically viable options for the project and is expected to recommend alternative investment opportunities. The purpose of this study will be to formulate mine designs to economically extract Zaaiplaats and contiguous blocks from Moab Khotsong shaft systems and to claw back value through potential schedule, cost and mining-volume gains by applying modern shaft designs and other associated technologies.

CONTINENTAL AFRICA

AngloGold Ashanti has seven mines in the region, six of which are producing mines and processing operations, and five of which AngloGold Ashanti manages. One mine is on limited operations. Closure is underway at Yatela.

	Attributable gold production (000oz)	Average number of employees
Operations

1. Democratic Republic of the Congo
Kibali 45%	289	2,061
2. Ghana
Iduapriem	193	1,565
Obuasi	53	856
3. Guinea
Siguiri 85%	255	3,445
4. Mali
Morila 40%	49	389
Sadiola 41%	69	585
5. Tanzania
Geita	527	3,041

Continental Africa - Key Statistics

	Unit	2015	2014	2013
Operation
Tonnes treated/milled	Mt	27.2	29.9	26.9
Pay limit	oz/t	0.036	0.039	0.049
	g/t	1.233	1.345	1.669
Recovered grade	oz/t	0.053	0.054	0.054
	g/t	1.64	1.66	1.69
Gold production (attributable)	000oz	1,435	1,597	1,460
Total cash costs (1)	$/oz	678	783	869
Total production costs (1)	$/oz	900	977	1,086
All-in sustaining costs (1)(2)	$/oz	815	968	1,202
Capital expenditure	$m	315	454	839
Safety
Number of fatalities		1	0	2
AIFR	Per million hours worked	0.50	1.56	1.97
People
Average no of employees: Total		11,942	16,070	16,625
Permanent employees		5,061	8,739	10,778
Contractors		6,881	7,331	5,847

(1)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results”.
(2)	Excludes stockpile impairments.

Production and costs

Despite a decline in overall production for the region in 2015, Geita, Kibali and Iduapriem all recorded higher levels of production. Underground production at Kibali was successfully ramped up and Geita continued as the star performer, helping to make up some of the production lost due to Obuasi being on limited operations following the suspension of underground mining operations at the end of 2014.

Increased production at Geita was driven by an increase in recovered grade from ore sourced from Nyankanga Cut 7. Mining volumes were maintained despite abnormally heavy rainfall and a decline in plant throughput in the last quarter of the year due to planned maintenance.

At Kibali, the ramp up of plant operations to design capacity and increased plant availability, resulted in a 23 percent increase in tonnage throughput, and a 22 percent increase in gold produced. Production at Iduapriem improved given the increase in the recovered grade and the ramp up from limited operations the previous year.

Production at Morila was boosted by a 17 percent increase in recovered grade as higher grade tonnes were sourced from the satellite pit that was commissioned in the latter part of 2014. Reduced operational flexibility and a decline in the availability of higher-grade oxide ore contributed to reduced production from Sadiola.

Siguiri’s production was negatively impacted by a planned fall in recovered grade, driven by depletion of the higher grade ore in mined areas owing to delayed access to the Soloni pit. This was compounded by a decrease in tonnage throughput following unplanned maintenance that occurred during the year. Production however, started improving in the last quarter of the year as delays in accessing mining areas were resolved and the mine began processing ore from the Soloni pit.

Costs improved significantly, declining by 13 percent, in the case of total cash costs, and 16 percent, in the case of all-in sustaining costs. These improvements were the result of the cumulative benefits of the operating and cost management initiatives that have been implemented since 2013. Costs specifically benefitted from increased production and improved efficiencies at the larger operations. The Continental Africa operations were also able to take advantage of lower oil prices, which particularly benefitted the open pit operations which run large mining fleets and/ or generate all or part of their own power from diesel or heavy fuel oil.

In addition, the region was able to capitalise to some extent on exposure to weaker local currencies by in-country sourcing of goods, services and labour and by targeting operational efficiencies.

Capital expenditure

As anticipated, at Kibali, capital expenditure decreased by $55 million as construction of the plant was largely completed during 2014. Capital expenditure for 2015 decreased by $59 million at Obuasi, which was placed on limited mining operations.

Safety

Tragically, there was one fatality in the region, when an employee drowned at Obuasi. The overall safety performance in the region otherwise continued to improve.

People

The average number of people employed in the region declined from 16,070 in 2014 to 11,942 in 2015, largely as a result of the retrenchment process undertaken at Obuasi during 2014.

Ore Reserve

The total attributable Continental Africa Region Ore Reserve was 19.26 million ounces (2014: 18.93 million ounces). This amounts to 37 percent of the group’s Ore Reserve.

Growth and improvement

An extensive pipeline of project opportunities is planned, targeted mainly at energy cost savings and mine-life extensions. These opportunities include (i) progressing to underground mining at Geita’s Star & Comet ore body and (ii) accessing additional Mineral Resources at Iduapriem (to which end exploration work is to be conducted within the concession and the mine plan is to be revised) and at Siguiri, using heap leaching to supplement production.

Although the portion of hard sulphide ore tonnes milled at Geita remained high during the year, the plant nevertheless managed to process 5.2Mt as a result of the better quality of feed and improved fragmentation control.

At Kibali, sinking of the vertical shaft reached shaft bottom at a depth of 751.2m and equipping of the crusher and production levels was completed. Construction of Ambarau, the second hydropower station, was delayed following the failure of the temporary berm wall owing to high river flows. Repair work continues and the first phase is now expected to be completed in the second quarter of 2016, with full completion and commissioning of the power station scheduled for the latter part of the year. Once operational, Ambarau is expected to deliver 11MW. A third hydropower station, Azambi, also expected to generate 11MW, is planned to come on line in 2018.

At Siguiri, a range of projects is targeted at reducing energy costs, extending the mine life and implementing heap leaching to supplement production.

AUSTRALASIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	216	400
2. Tropicana 70%	344	436

AngloGold Ashanti’s Australasian assets comprise the wholly owned Sunrise Dam and the 70 percent-owned Tropicana Gold mine, Australia’s newest gold mine. Tropicana completed its second full year of production in 2015.

Australasia - Key Statistics

	Unit	2015	2014	2013
Operation
Tonnes treated/milled	Mt	8.2	7.8	4.3
Pay limit	oz/t	0.06	0.07	0.09
	g/t	1.85	2.29	2.82
Recovered grade	oz/t	0.068	0.078	0.081
	g/t	2.12	2.43	2.51
Gold production (attributable)	000oz	560	620	342
Total cash costs (1)	$/oz	702	804	1,047
Total production costs (1)	$/oz	919	1,070	1,333
All-in sustaining costs (1)(2)	$/oz	875	986	1,376
Capital expenditure	$m	78	91	285
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	8.56	10.73	7.91
People
Average no of employees: Total		836	832	925
Permanent employees		195	194	281
Contractors		641	638	644

(1)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(2)	Excludes stockpile impairments.

Production and costs

Total gold production for the Australasian region of 560,000oz in 2015 was 60,000oz, or 10 percent, lower than the previous year. This decline was largely due to an 18 percent decrease in production from Sunrise Dam.

Production at Sunrise Dam in 2015 was 46,000oz lower than in 2014, due primarily to lower mined grades. The lower grade of this ore was largely due to the nature and location of the zones mined, which were on the periphery of the main ore bodies and generally more variable than those mined in 2014.

Tropicana produced 491,000oz (of which 344,000oz constituted AngloGold Ashanti’s share), reaching its 1 millionth ounce on schedule, just over two years since pouring first gold. Production was 4 percent lower than in 2014 due to the decrease in the average head grade to 2.57 g/t, which is consistent with the grade streaming strategy that underpins the life of mine plan. The lower grades in 2015 were partially offset by an increase in throughput in the processing plant to 6.2Mt (2014: 5.7Mt).

Total cash costs for the year decreased by 13 percent compared to 2014, largely as a result of favourable currency movements. Costs and production remained within guidance and received the benefit of a weaker Australian dollar relative to the US dollar and also lower oil prices.

Capital expenditure

Capital expenditure in total decreased by $13m compared to 2014, largely as a result of favourable currency movements. Stay in business Ore Reserve development, decreased by $6m compared to 2014 while the project capital reduced by $7m, following completion of the Tropicana development.

Safety

Overall safety performance improved at both mines in the region, but particularly at Tropicana, which recorded its best performance to date. There were again no fatalities.

People

A total of 836 people were employed on average by the Australia region – 195 full time employees and 641 contractors.

Ore Reserve

At the end of 2015, the total attributable Ore Reserve for the Australasia Region was 3.09 million ounces (2014: 3.53 million ounces). This makes up around six percent of the group’s Ore Reserve.

Growth and improvement

At Sunrise Dam, work is being carried out to assess the viability of an underground crusher and conveyor system for haulage via a new decline at the northern end of the operation. The conveyor decline would also provide exploration drilling access to the northern parts of the ore body that have been difficult and costly to drill from surface due to the surface waste dumps and salt lake.

At Tropicana, studies are being carried out to assess an alternative, low-cost approach to mining the down-dip extensions of the Havana and Tropicana pits, along with extensions to the north and south.

The mining study is looking at the application of mine design techniques that are used more commonly in mining other commodities such as coal. The work is based on a starter pit followed by strip mining of a large cutback, then backfilling the mined out areas. This approach, which is aimed at extending the mine life, would reduce stripping costs substantially with in-pit dumping of waste and shorter haulage distances.

A substantive Mineral Resource definition programme is being carried out as part of this study, supported by data generated by 3D seismic surveys carried out in 2014 and 2015. This data has enabled the mineralised zones down-dip of the Tropicana ore bodies to be imaged, generating a structural model to help cost-effectively target deep drill holes. The first drill testing of these targets in 2015 returned encouraging results and confirmed the structural interpretation. It is expected that approximately 130,000m of drilling will be carried out at Tropicana in 2016.

Processing plant optimisation work is also underway at Tropicana to debottleneck the processing plant, maximise usage of the larger pieces of equipment, and increase throughput from annual nameplate capacity of 5.8Mt to between 7.0Mt and 7.5Mt through staged increases. The increase in throughput is expected to offset the production decline that will occur as grades decrease over time, as per the mine plan. Upgrade work will be conducted during 2016 with the benefits expected to be realised from 2017 onwards.

THE AMERICAS

AngloGold Ashanti has three mining operations – both open pit and deep level mining – in the Americas region. In addition, there is an active greenfields exploration programme underway in Colombia.

	Attributable gold production (000oz)	Average number of employees

Operations
1. Argentina
Cerro Vanguardia 92.5%	278	1,687

2. Brazil
AGA Mineração	421	4,546
Serra Grande	132	1,446

3. Colombia – exploration programme

Americas - Key Statistics (1)

	Unit	2015	2014(5)	2013(5)
Operation
Tonnes treated/milled	Mt	7	6.8	5.9
Pay limit	oz/t	0.098	0.092	0.096
	g/t	3.351	3.152	3.294
Recovered grade	oz/t	0.108	0.104	0.120
	g/t	3.71	3.58	4.13
Gold production (Attributable)	000oz	831	785	770
Silver (attributable)	Moz	4.4	3.1	3.1
Total cash costs (2)	$/oz	576	676	653
Total production costs (2)	$/oz	845	918	892
All-in sustaining costs (2)(3)	$/oz	792	974	1,011
Capital expenditure(4)	$m	196	225	253
Safety
Number of fatalities		1	2	0
AIFR	Per million hours worked	5.61	3.81	4.74

People
Average no of employees: Total		7,679	8,588	8,374
Permanent employees		5,492	5,944	5,979
Contractors		2,187	2,644	2,395

(1)	Key statistics are for the continuing operations in the region and exclude CC&V which was sold effective 3 August. “Operation” key statistic comparatives have been restated.
(2)	Total cash costs, total production costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results”.
(3)	Excludes stockpile impairments.
(4)	100 percent, (not attributable) and includes Colombia

Production and costs

Production in the Americas increased by 46,000oz, or six percent, in 2015 compared to the previous year (excluding production from CC&V) due principally to a 13 percent increase in production at Cerro Vanguardia and a four percent increase in production at AGA Mineração. These increases were partially offset by lower output from Serra Grande. The region also produced 4.4Moz of by-product silver.

Cerro Vanguardia continued to deliver a strong performance with record production driven by a planned improvement in grade with a greater proportion of mill feed coming from underground and better recoveries. Improved production at AGA Mineração was a result of higher tonnage and better feed grades from both the Córrego do Sítio and Cuiabá complexes.

Teams in the region continued to focus on limiting cost increases in increasingly challenging inflationary environments in both Argentina and Brazil, by prioritising a range of operational improvements.

Cost control efforts were aided by higher gold and silver production levels, the removal of the higher cost CC&V production and local currency depreciation, given that the Brazilian real was on average 42 percent weaker in 2015 than in 2014 and the Argentinian peso was on average 14 percent weaker in 2015 than in 2014 against the dollar. Efficiency initiatives covered a range of areas, including labour and contractor costs, energy, consumables and stay-in-business capital, as well as a drive to increase production.

Cerro Vanguardia continued to implement phase II of the Project 500 efficiency initiative with a focus on optimising mill throughput, improving silver recovery, delivering more underground ore to the mill and improving the overall effectiveness of key administration areas such as procurement and warehousing.

In Brazil, the cost management programme that started in 2013 continued into its third year, yielding a range of productivity improvements including the optimisation of operational processes, reductions in the price of power and materials and decreases in administrative expenses. At Córrego do Sítio, higher grades contributed an additional 20,000oz from the Carvoaria ore body and increased development rates further aided cost improvements.

Capital expenditure

The region’s capital expenditure of $196 million (including Colombia and excluding CC&V), was 13 percent lower than the previous year. While sharp currency devaluations had a negative effect on the purchase of imported items, they had a positive impact on expenditure relating to Ore Reserve development and locally produced items. Most of the capital expenditure was on ore development and deferred stripping ($101 million) and general stay-in-business or maintenance capital ($89 million).

Safety

Tragically, one fatality was reported in the Americas in 2015, when an employee died in a fall-of-ground incident at Lamego.

People

A total of 7,679 people were employed on average by the Americas region in 2015, including 5,492 full-time employees and 2,187 contractors.

Ore Reserve

At the end of 2015, the total attributable Ore Reserve for the Americas Region, was 3.21 million ounces (2014: 7.56 million ounces). This makes up around six percent of the group’s Ore Reserve.

Growth and improvement

At Cerro Vanguardia, the expansion project to increase underground production over the next five years is underway and remains on schedule. During 2015 an initiative to accelerate open pit and underground operations using an external contractor was approved in order to improve the production profile. Additional cost reductions are planned by further increasing plant throughput and recovery as well as optimising shift configuration and backfilling minedout pits with waste material to reduce haul distances. Additionally, mineral rights were acquired adjacent to Cerro Vanguardia, where exploration will be undertaken

The focus at Cuiabá remained on ventilation and transport projects to support mining at increased depth, as well as the overall drive to maintain stable production levels in coming years. Córrego do Sítio continued initiatives to improve production in the medium term, including development of the underground Mina I ore body, which is expected to be the main contributor in 2016. Drilling programmes aimed at opening a new pit at Mina III and new underground sites at Mina II and São Bento Deep are underway.

At Serra Grande, underground diamond directional drilling proved the continuity of one of the Mina III high-grade gold-bearing quartz veins, from 900m to 1,150m at depth. Importantly, this vein appears to increase in both thickness and length along the strike. Palmeiras Sul targets were drilled in the mine’s tenements confirming the addition of a high-grade Mineral Resource. Surface and underground drilling continued to define the Inga ore body, expected to go into production in 2016. New open-pit potential was also confirmed, creating a pipeline of small pits to continue producing.

Colombia remains a key area of focus and its exploration programme continues to yield encouraging results. The Nuevo Chaquiro target is a porphyry-related, copper-gold mineralised stockwork system, located within the Western Cordillera, where long intersections of significant copper mineralisation with gold credits were intersected during 2013 and 2014. Diamond drilling was undertaken in 2015 to delineate the limits of the higher-grade core and increase confidence in the highest-grade portion of the ore body to support a small, phase I concept design. Advanced studies to complete the concept study phase are planned for 2016.

Gramalote exploration focused on regional exploration drilling as well as drilling to improve definition of the low-grade saprolite (oxide ore) Mineral Resource. Some peripheral exploration drilling was also done to define a small, underground Mineral Resource option for the artisanal and small-scale mining co-existence model. The Mineral Resource model was updated for the three Gramalote deposits: Gramalote Central, Monjas West and Trinidad, incorporating the latest drill-hole information, reviewed estimation parameters and changes in the geo-statistical methodology (localised uniform conditioning).

At the La Colosa project, drilling focused on data collection at infrastructure locations. No Mineral Resource drilling was conducted. In early 2015, geotechnical and hydrogeological drilling was initiated at the proposed tailings management facility and the waste rock facility. Mine planning continues, with the validation of current base-case opportunities and a small mine concept and several alternatives under evaluation. Metallurgical test work completed in 2015 was conducted to validate process opportunities, including an increase in recovery and plant throughput. A trade-off study is in progress and is expected to be finalised in early 2016.

EXPLORATION REVIEW

Our exploration is focused on creating value by providing long-term optionality and improving the portfolio quality. The objectives are met by:

•

Greenfields exploration, which aims to discover large, high-value Mineral Resources that will eventually lead to the development of new gold mines. Our greenfields exploration team was recognised by a leading industry research group, in 2015 as the industry’s most successful in Mineral Resource discovery. The team has a proven track record that includes the discovery of world-class ore bodies at La Colosa, Gramalote, Tropicana and Nuevo Chaquiro. These discoveries are attributed to our committed and professional team of geoscientists working on a portfolio of highly prospective and rigorously prioritised greenfields ground holdings.

•

Brownfields exploration, which focuses on delivering value through incremental additions to our Ore Reserve in existing mines as well as new discoveries in defined areas around existing operations. Brownfields exploration actively drives the creation of value by growing our Mineral Resource and Ore Reserve, our major assets. Our brownfields exploration programme is based on innovative geological modelling and mine planning and continual optimisation of our asset portfolio.

Greenfields exploration

Our greenfields exploration programme has over 12,000km2 of highly-prospective ground in two countries – Australia and Colombia – and also maintains small ground positions in Argentina and Brazil. Expenditure was $22.4 million in 2015, including over 50,000m of diamond, reverse circulation and aircore drilling. This programme also included focused generative activities in countries with operational synergies.

In Western Australia, exploration activities at the Tropicana project, in joint venture with Independence Group NL (AngloGold Ashanti: 70 percent), progressed well through the year with more than 33,000m of aircore drilling, 8,500m of reverse circulation drilling and 2,200m of diamond drilling completed. Excellent initial results were returned from the Madras prospect approximately 25km south of Tropicana. Significant drill intersections in shallow oxide material included 15m @ 5.08g/t Au from 45m, 25m @ 2.47g/t Au from 35m, and 17m @ 4.22g/t Au from 64m. To date, the Madras mineralisation has been found to be restricted in size and only well developed in the weathered (saprolite) zone.

Airborne geophysical surveys were completed over several new projects wholly owned by AngloGold Ashanti including Strawbridge, Pindabunna, and Neds Creek in Western Australia. Target generation and first phase field work is continuing on these projects. In New South Wales at the Mullion Project (wholly-owned), 2,500m of diamond drilling were completed to follow up bedrock targets identified from geophysical surveys conducted in 2014. Although significant favourable alteration was intersected, only low tenor results were returned.

In Colombia, the Quebradona project was transferred to the projects team early in the year. Greenfields exploration then focused on the Guintar project west of Medellin where mapping outlined an extensive alteration system in sediments overlying a dioritic porphyry intrusion with associated coppergold and epithermal gold occurrences. An eight-hole drilling programme commenced in the third quarter, with 3,000m completed by year end. Drilling intersected hornfelsed sedimentary rocks and breccia zones with significant pyrrhotite and pyrite in fractures, stringers and fine stockworks returning anomalous geochemical values.

In Brazil, exploration was undertaken early in the year on the Graben project, in joint venture with Graben Mineração (AngloGold Ashanti: 80 percent). A programme of 1,800m of diamond drilling was completed. Results did not meet expectations and the joint venture was terminated. Project generation work in other areas in Brazil progressed for the rest of the year.

Brownfields exploration

Brownfields exploration was carried out in 10 countries, in and around AngloGold Ashanti operations. A total of 469,818m of diamond and reverse circulation drilling was completed during the year.

South Africa: Four surface holes were drilled during the year – three are ongoing at Mponeng’s Western Ultra Deep Levels (WUDLs) and one was completed at the Vaal River operations – achieving a total drilled depth of 4,966m.

Argentina: At Cerro Vanguardia, drilling programmes for Mineral Resource expansion and exploration continued during the year. The focus was on delineating vein extensions along strike and at depth. Mapping, trenching and channel sampling continued as part of the reconnaissance programme to identify new drilling targets.

Brazil: In the Iron Quadrangle, the underground drilling programmes for Mineral Resource development continued at both the Cuiabá and Lamego mines. At Cuiabá, additional drilling was directed at satellite mineralisation that may be accessible from existing infrastructure. Surface drilling programmes at Córrego do Sítio continued to infill and expand the oxide Mineral Resource while the underground programme added extensions to several ore bodies, including the Inga ore body.

Colombia: Exploration in the Gramalote area continued, with programmes in and around the Gramalote Central deposit. Limited drilling programmes were also conducted within the joint venture area.

At La Colosa, the emphasis on other project-related drilling continued, supporting geotechnical, hydrological and site infrastructure studies.

The Quebradona project development drilling programme continued during the year. The programme focus was directed at infill drilling in the higher grade, upper part of the deposit.

Tanzania: Drilling focused on Mineral Resource delineation, testing both strike and dip extent of current deposits as well as confirming underground potential (Matandani North, Geita Hill East and Star & Comet). Mineral Resource conversion infill-drilling programmes took place at Nyankanga Cut 7, Nyankanga Cut 8 and Star & Comet Cut 3. Pre-resource drilling programmes were undertaken to test targets at Star & Comet Deeps, Matandani North and Geita Hill East Deeps. Vertical seismic profiling and metallurgical test work drilling was conducted at Nyankanga, Geita Hill and Matandani respectively. In all, 50 holes (15,273m) were completed. A 2D ground seismic survey was conducted along two sectional lines across Nyankanga and Geita Hill to confirm the suitability of the geology and mineralisation in these deposits for 3D seismic modelling.

Guinea: A total of 46,007m was drilled at Siguiri during the year across a range of programmes including fresh rock projects at several pits and oxide reconnaissance drilling. In all, reverse circulation drilling totalled 35,080m plus limited (1,077m) aircore drilling, with the remainder being diamond drilling or RCDD drilling. The reverse circulation drilling included 4,416m of advanced grade control drilling in a test block within the Kami pit.

Ghana: No exploration was conducted at Obuasi. Exploration at Iduapriem during the first half of the year focused on Mineral Resource infill drilling at Block 5 to upgrade the Inferred Mineral Resource to Indicated. Reconnaissance exploration (soil geochemistry, mapping and limited trenching) was also completed over the Bankyem, Mile 5 and Ajopa northwest targets. In the latter half of the year, drilling was initiated at Bankyem, Block 4S and Mile 5. A total of 6,924m drilling was completed in 2015.

Democratic Republic of the Congo: Total diamond drilling for near-mine exploration at Kibali during 2015 totalled 15,883m, with an additional 1,760m drilled on regional projects. The exploration aims to fulfil three main objectives: Mineral Resource – Ore Reserve replacement, the discovery of potential oxide displacement ounces, and identification and development of new targets.

Mali: A total of 13,110m of exploration reverse circulation drilling focused on the Sadiola North area and Tabakoto in 2015.

Australia: Exploration activities in 2015 were primarily on the Mineral Resource expansion programme at Tropicana with a drilling campaign comprising more than 23,000m of aircore, 27,000m of reverse circulation and 38,000m of diamond drilling completed. Drilling was focused on testing for extensions to mineralisation in the Tropicana, Swizzler, Havana and Havana South areas. An additional block of 3D seismic data was acquired at the southern end of the mine area to aid further exploration.

At Sunrise Dam, underground Mineral Resource development drilling continued throughout the year. Exploration diamond drilling focused primarily on extending the Inferred Mineral Resource as per the mine plan and underground grade control reverse circulation drilling continued to focus on converting the Indicated Mineral Resource into a mineable grade control block model for use in stope development designs. A start was made on the development of key diamond drilling platforms, which will be used over the life of mine to drill test exploration targets along the strike length of the deposit. A lake aircore drilling programme of just over 9,000m of drilling was completed at the Kraken Project, situated over the western extents of the Lake Carey playa salt lake system, approximately 10km east of Sunrise Dam. Several target areas were drill tested for gold mineralisation. All targets are beneath lake cover sequences.

TECHNOLOGY AND INNOVATION

Towards a new mining method for ultra-deep South African mines

The AngloGold Ashanti Technology Innovation Consortium made headway during the year, specifically pertaining to the development of key technologies and the methodology employed in achieving the project’s core objectives: to “safely mine all the gold, only the gold, all the time” from our deep-level underground mines, particularly those in the South Africa region. The latest generation reef-boring machine, the MK IV was successfully deployed at TauTona’s lower CLR shaft pillar. During 2015, reef-boring cycle times improved from 159 hours per hole to 82 hours per hole, which compares favourably to the 72 hours per hole targeted.

The ultra-high-strength backfill product has also been successfully developed to the stage where it can be pumped over the required distance of 1,000m, a pre-requisite for a full production mining cycle. This demonstrates progress on the work done that seeks to establish the basis for a safe, automated, deep-level underground mining method at AngloGold Ashanti.

Reef boring

Test site

Since deployment and commissioning of the MKII machine in 2013, a total of 56 holes has been drilled to date. Having completed drilling of the available block of ground, this machine was decommissioned in the third quarter of 2015. The MKIV reef-boring machine was successfully installed and commissioned in September 2015 at the extended test site at TauTona, and had drilled seven holes by year-end. Due to challenges experienced in the collector bin, the machine was unable to drill. These constraints affected the operation of the collector bin, causing a shortage of material cars to transport chippings away from the hole. The collector bin has since been redesigned, modified and returned underground for further trials, which are expected to begin in the first half of 2016. Additional material cars have been sourced and delivered.

Prototype site – medium-range machines

Three machines were commissioned at the prototype sites and a total of 81 holes were drilled in 2015.

Drilling at Moab Khotsong’s prototype site, where five holes were drilled within that specific block of ground, was suspended owing to the machine’s incompatibility with that reef – the geological complexity of the block of ground where drilling took place hampered progress with only a low percentage extraction rate achieved. The machine was relocated to TauTona for drilling in the VCR plane. Geological drilling continued to determine the best way forward for either mechanical or conventional extraction at the sites identified at Moab Khotsong.

Prototype site – Small-range machines

The geotechnical complexity of the block of ground hampered drilling and only a low percentage extraction was achieved due to the faulty reef plane. Once it was established that the stage gate of 80 percent extraction could not be achieved, drilling was discontinued.

Mechanical development

This development opens and equips the tunnels in which the reef-boring machines drill. However, the methodology for the opening up of mining grids for continuous reef boring remained a significant technical challenge in 2015.

Ultra-high-strength backfill

Surface trials to reach a pumping distance of up to 1,000m were successful at a product temperature ranging between 30°C and 35°C. This temperature range simulated the underground product temperature range. A tailings drying plant was successfully constructed and commissioned on surface at TauTona and a VCR plant was successfully constructed on 68 level. Commissioning has begun.

The Savuka plant was successfully trialled by RULA, the company assisting with design and manufacturing.

Geological drilling

Despite delays experienced during the year, drilling conducted in the last quarter of the year aimed at resolving the accuracy and deflection constraints by testing different stabiliser configurations. A total of five wet holes were drilled and plotted and final analysis is expected to be reported on in the first half of 2016.

The new fit-for-purpose Bohrmeister drill rig is due to be delivered and commissioned for drilling in the first half of 2016.

4C.	ORGANISATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:

•	South Africa – operations in Vaal River, West Wits and surface operations;
•	Continental Africa – operations in Ghana, Guinea and Tanzania and joint venture operations in the DRC and Mali;
•	Australasia – operations in Australia; and
•	Americas – operations in Argentina and Brazil.

The above four regions also correspond to AngloGold Ashanti’s four business segments.

Day-to-day management of the group is entrusted to AngloGold Ashanti’s executive management team, chaired by the Chief Executive Officer. See “Item 6: Directors, Senior Management and Employees”.

Support is provided to the executive management team in managing AngloGold Ashanti’s corporate activities at both the central and local levels.

SUBSIDIARIES

AngloGold Ashanti Limited has investments in principal subsidiaries and joint venture interests, see “Item 19: Exhibits – Exhibit 19.8 Principal subsidiaries and operating entities” for details.

4D.	PROPERTY, PLANTS AND EQUIPMENT

For more information about AngloGold Ashanti’s mines, including as to the company’s mining rights and licences refer “Item 4B: Business Overview—The regulatory environment enabling AngloGold Ashanti to mine”.

AngloGold Ashanti’s operating mines are all accessible by road.

SOUTH AFRICA - GEOLOGY

The Witwatersrand Basin comprises a six-kilometre thick sequence of inter-bedded argillaceous and arenaceous sediments that extend laterally for some 300 kilometres north-east/south-west and 100 kilometres north-west/south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the basin is overlain by up to four kilometres of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.

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

• Vaal River operations

Description

The Vaal River operations consist of Kopanang, Moab Khotsong as well as surface operations. The process of integrating Great Noligwa into Moab Khotsong began in 2014 and, from an accounting perspective, these operations were treated as one cash-generating unit starting on 1 January 2015. This integration process will continue in 2016.

Geology

In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef and the “C” Reef:

•

The Vaal Reef contains approximately 95-99 percent of the Ore Reserve tonnage with mining grades between 5 – 10 g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.

•

The “C” Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 metres above the Vaal Reef. It has less than one percent of the estimated Ore Reserves with grades similar to the Vaal Reef, but is more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Vaal River – Summary of metallurgical operations

	West Gold Plant	Noligwa Gold Plant	Mispah Gold Plant	Kopanang Gold Plant

Gold plants
Capacity (000 tonnes/month)	180	260	140	420
Uranium plants
Capacity (000 tonnes/month)	—	260	—	—

Vaal River – Kopanang

Description

Kopanang is an underground operation located in the Free State province, roughly 170 kilometres southwest of Johannesburg and approximately 10 kilometres southeast of the town of Orkney on a lease area of 35km2. The operation, which started in 1984, is west of neighbour Great Noligwa (now part of Moab Khotsong) and bound to the south by the Jersey Fault. Gold is the primary output, with uranium oxide as a by-product from a single underground shaft system to a depth of 2,600 metres.

Kopanang almost exclusively exploits the Vaal Reef, although minor amounts of gold are also extracted from the secondary Crystalkop Reef. Given the geologically complex orebody, scattered mining is used.

Vaal River – Moab Khotsong

Description

Moab Khotsong is an underground mine that started operations in 2003 and is AGA’s newest gold mine in South Africa. It is situated near Orkney, Klerksdorp and Viljoenskroon, about 180 kilometres southwest of Johannesburg. Given the geological complexity of the Vaal Reef, scattered mining is employed. Great Noligwa mine was merged with Moab Khotsong in 2014 and operations are now collectively referred to as Moab Khotsong. Great Noligwa commenced production in 1968.

•	Surface Operations

Surface Operations consists of Hard Rock Surface Sources and Mine Waste Solutions (MWS).

Low grade stockpiles

Description

The Vaal River and West Wits operations extract gold from various low grade stockpiles where there is more metallurgical capacity than reef mined. Uranium is produced as a by-product at Vaal River South Uranium Plant. In addition, backfill product is produced and used as support in mining operations. The Hard Rock Surface Sources includes the rail transport infrastructure, the Vaal River and West Wits Laboratories and tailings management facilities.

Mine Waste Solutions (MWS)

Description

MWS is a gold and uranium tailings recovery operation located in the western portion of the Witwatersrand Basin, some 160 kilometres from Johannesburg, approximately eight kilometres from the town of Klerksdorp near Stilfontein in the North West Province. It has been operational since 1964 and was previously owned by First Uranium Corp.

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

The tailings dams are comprised of tailings material which originated from the processing of underground ore from the now defunct Buffelsfontein Gold Mine (BGM) and Stilfontein Gold Mine (SGM). Both BGM and SGM predominately extracted gold from conglomerate reefs of the Witwatersrand Basin. The material contained in the tailings dams is generally fine.

•	West Wits operations

Description

The West Wits operations, Mponeng and TauTona, are situated southwest of Johannesburg, on the border between Gauteng and North West Province. From 1 January 2013 the Savuka mine was incorporated into the TauTona mine to access Savuka’s remaining Ore Reserve via TauTona’s infrastructure and Savuka and TauTona operate as a single mine.

AngloGold Ashanti holds a number of mining rights in the Vaal River Operation which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office (MPRTO).

Geology

Two reef horizons are exploited at the West Wits operations, the VCR located at the top of the Central Rand Group and the CLR near the base. The separation between the two reefs increases from east to west from 400 to 900 metres, due to the VCR unconformity. TauTona exploits both reefs, whereas Mponeng only mines the VCR. Faults of greater than 70 metres are rare. The CLR consists of one or more conglomerate units and varies from several centimetres to more than three metres in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 degrees and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimetres to more than three metres in thickness.

West Wits – Mponeng

Description

Mponeng, in operation since 1986, is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The underground operation, the world’s deepest mine, extracts the VCR at depths between 2,800 metres and 3,400 metres through sequential-grid mining. In the future, the mining of the CLR from Mponeng will steadily increase. The Mponeng lease area is constrained to the north by the TauTona mine, to the east by Sibanye’s Driefontein mine and to the west by Harmony’s Kusasalethu mine. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine’s gold plant. The plant has a monthly capacity of 170,000 tonnes.

West Wits – TauTona

Description

TauTona, in operation since 1961, lies on the West Wits Line, just south of Carletonville in Gauteng, about 70 kilometres southwest of Johannesburg. Underground mining takes place at depths of between 2,000 metres and 3,640 metres. The mine has a three shaft system, supported by secondary and tertiary shafts and employs mainly sequential grid mining method to mine the CLR. Savuka, which is adjacent to and shared a processing plant with TauTona, was incorporated into TauTona following a study in 2012 that concluded that the optimal, most efficient means of accessing Savuka’s remaining Mineral Resource would be through TauTona’s infrastructure. The merging of Savuka into TauTona early in 2013 was determined as the most efficient way of mining the remainder of Savuka’s lower grade Ore Reserve, while minimising operational and infrastructure maintenance costs. A link between the two mines reduces dependency on a single infrastructure system, including ore passes.

The TauTona and Mponeng reef material is processed through the Mponeng Gold Plant.

The Savuka Gold Plant has a monthly capacity of 165,000 tonnes, processing mainly material from the Mponeng low grade stockpile.

CONTINENTAL AFRICA

GHANA - Summary of metallurgical operations

	Obuasi			Iduapriem
	Sulphide Treatment Plant	Tailings Treatment Plant	Alternate Ore Treatment Plant	Iduapriem Plant
Capacity (000 tonnes/month)	195	180	120	392

Ghana – Iduapriem

Description

Iduapriem, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties on a 105km2 concession. The mine, which began operations in 1992, is situated in the western region of Ghana, some 85 kilometres north of the coastal city of Takoradi and eight kilometres southwest of Tarkwa.

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

Ghana – Obuasi

Description

Obuasi, wholly owned by AngloGold Ashanti since 2004 and currently in a limited operating phase, is located in the Ashanti Region of Ghana, some 320 kilometres north-west of the capital Accra and approximately 60 kilometres south of Kumasi. Mining operations are primarily underground, to a depth of 1.5 kilometres. Obuasi originally opened in 1897.

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

Two main ore types are mined:

•

quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally coarse-grained and occasionally visible to the naked eye. This ore type is generally non-refractory; and

•

sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

Power is supplied to the mines by the Volta River Authority and the transmission is done by the GridCo Company.

GUINEA

Description

Siguiri, a multiple open-pit oxide gold mine which opened in 1997, is AngloGold Ashanti’s sole operation in the Republic of Guinea. It is located in the district of Siguiri. The mine is located approximately 520 kilometres north-northeast of Conakry, 25 kilometres northwest of the town of Siguiri and 190 kilometres southeast of the Malian capital Bamako, near the Mali boarder. Conventional mining activities are performed by contractors in multiple open pits using conventional techniques. On surface, Siguiri’s gold processing plant treats about 998,000 tonnes per month. Power to the mine is self-generated.

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

The mineralised rocks have been deeply weathered to below 100 metres in places to form saprolite mineralisation (SAP). With the percentage of available CAP ore decreasing, a CIP plant is used to treat predominantly SAP ore. A feasibility study to consider the exploitation of the fresh rock material was completed in December 2015. The project will upgrade the current plant and enable processing of a combination of oxides and fresh rock material. The plant throughput will remain at 12 Mtpa with a flexible design allowing up to 6Mtpa hard material to be processed. Targeted fresh rock pits include Kami, Bidini, Tubani, Sintroko, Seguelen and Sokuno. The feasibility study has been conditionally approved by AngloGold Ashanti subject to the successful negotiations with the Government of Guinea of the Convention de Base and access to the required areas.

MALI

AngloGold Ashanti has interests in three operations in Mali, namely, Sadiola, Yatela and Morila. It manages two of these operations, Sadiola and Yatela.

Mali – Morila

Description

AngloGold Ashanti has an effective 40 percent stake in Morila, as does Randgold Resources Limited (which manages the mine). The state of Mali owns the remaining 20 percent.

The Morila mine has operated since 2001 and is situated 280 kilometres southeast of Bamako, the capital of Mali. The operation treats low-grade stockpiles while the plant, which incorporates a conventional CIL process with an upfront gravity section to extract the free gold, has annual throughput capacity of 3.7 million tonnes. Since mining was concluded in 2009 with the depletion of the orebody, operations at Morila currently involve processing of the tailings which stood at 6.19 million tonnes (mineralised waste) as at year-end. Power is supplied by a subcontractor.

Geology

The Morila deposit is hosted in a flat lying fold structure which rises sharply to surface in the south and west. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralisation is characterised by silica-feldspar alteration and sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Mali – Sadiola

Description

The Sadiola mine is situated in western Mali, 77 kilometres to the south of the regional capital of Kayes and about 440 kilometres north-west of the capital city of Bamako.The mine is a joint venture between AngloGold Ashanti (41 percent) and IAMGOLD (41 percent) and the government of Mali (18 percent). The Sadiola gold deposit is mined by the Société d’Exploitation des Mines d’Or de Sadiola S.A. (SEMOS) since 1996. Mining reduced considerably to adapt to the 2014 gold price decrease but continued predominantly in various satellite pits. On-site surface infrastructure includes a 4.9 million tonnes per annum CIP gold plant where the ore is eluted and smelted. Power to the Sadiola mine is self-generated.

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

The Yatela mine, which is a heap leach operation, is situated in western Mali, some 25 kilometres north of Sadiola and approximately 50 kilometres south-southwest of the regional capital Kayes. Ore extraction ceased in September 2013 and processing of the stockpiles and heap leach pads is expected to continue until the end of 2016. The main activity at Yatela is the implementation of the closure plan in order to relinquish the property. Power to the Yatela operation is self-generated.

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

TANZANIA

Tanzania – Geita

Description

The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120 kilometres west of Mwanza and four kilometres away from the town of Geita. It has been in operation since 1996.

The Geita gold mine is a multiple open pit operation with underground potential and is currently serviced by a 5.1 million tonnes per annum CIL processing plant. Power to the mine is self-generated.

Geology

Geita is a multi- open pit operation with the dominant ore sources being from the Nyankanga and Geita Hill pits. Historically, other pits such as Star and Comet, Matandani and Kukuluma have also contributed to the ore feed. The terrain is Archaean in age and generally characterised by Greenschist metamorphism, although amphibolitic metamorphism occurs in places. Ore zones are usually associated with Banded Iron Formation (BIF) or other iron rich rocks and typically when they are in contact with intrusive rocks such as diorites. These contacts have been deformed and act as fluid pathways for the mineralising fluids. Gold mineralisation is associated with alteration that includes sulphides such as pyrite and arsenopyrite, whilst other minerals such as hematite, magnetite, quartz, calcite, dolomite, biotite and chlorite also occur.

DEMOCRATIC REPUBLIC OF THE CONGO

Kibali

Description

The Kibali Gold Mine is a Joint venture between AngloGold Ashanti (45 percent), Randgold Resources Limited (45 percent) with Société Miniere de Kilo-Moto SA UNISARL (SOKIMO), a state-owned gold company owning the balance. Randgold Resources is the operator and project manager.

Kibali is located in the north-eastern part of the DRC near the international borders with Uganda and Sudan. The mine is located adjacent to the village of Doko, which is located in the west of the project area. Kibali is approximately 210 kilometres by road from Arua, on the Ugandan border and immediately north of the district capital of Watsa. The operations area falls within the administrative district of Haut Uélé in Orientale Province. Power to the mine is self-generated. Gold production began in the fourth quarter of 2013.

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

On the mining front, the development of the decline system continued. Blasting of the first stope took place in quarter four, hence the commencement of underground mining. On the vertical shaft, the final shaft depth at the end of December was 751.2 metres.

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

AUSTRALASIA

AUSTRALIA

Australia – Sunrise Dam

Description

Sunrise Dam, which is wholly-owned, is located 220 kilometres northeast of Kalgoorlie and 55 kilometres south of Laverton in Western Australia. Mining of the Crown Pillar at the base of the 490m deep pit was completed in early 2014. Underground mining, which is conducted by a contract mining company, is the primary source of ore, with supplementary mill feed provided by stockpiles. Ore is treated via conventional gravity and carbon-in-leach (CIL) processing plant, with a nameplate capacity of 2.5Mt per annum, which is owner-managed.

Open pit production began in 1997 and has now been completed at a final depth of 500m below surface. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain.

Power at Sunrise Dam is self-generated and the mine uses natural gas supplied by APA Operations (Pty) Limited.

Geology

Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones and steeply dipping brittle-ductile low strain shear zones. Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Australia - Tropicana

Description

Tropicana, a joint venture between AngloGold Ashanti (70% and manager) and Independence Group NL (30%), is located 200 kilometres east of Sunrise Dam and 330 kilometres east-northeast of Kalgoorlie. First gold was poured ahead of schedule and on budget in September 2013, following development approval in November 2010. The open pit operation features a large scale, modern processing plant which uses conventional carbon-in-leach technology and includes high-pressure grinding rolls for energy-efficient comminution. Mining is carried out by a contract mining company and the plant, with a nameplate capacity of 5.8Mt per annum, is owner-managed.

The mine is a fly-in fly-out operation, with a mine site village and aviation services operated from Perth and Kalgoorlie. A 220 kilometres private road and the public road network provide access for the delivery of supplies to the operation.

The Tropicana JV includes approximately 2,863km2 of tenure in the prospective Tropicana belt, with active exploration programmes seeking both satellite extensions to the Tropicana Gold Mine and discoveries with standalone potential.

Power is supplied to the mine by on site gas and diesel power stations, natural gas is supplied by APA Operations (Pty) Limited.

Geology

Gold mineralisation at Tropicana occurs in high metamorphic grade gneissic rocks, which dip gently to the south east. Mineralisation is structurally controlled and occurs within a preferred host unit within the gneissic package. Post mineralisation faulting has separated the once continuous ore zone, with the open pits developed on each of the fault bounded blocks.

THE AMERICAS

ARGENTINA

Argentina – Cerro Vanguardia

Description

AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia with Fomicruz owning the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits. Shallow underground mining began in 2010 to access high-grade material and accounts for about 23 percent of the mine’s production. The heap leaching operation started in 2012. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product. Ore is processed at the metallurgical plant which has a capacity of 3,150 tonnes per day and includes a cyanide recovery facility. Power for the mine is self-generated but operated by an external contractor. The mine has been operated by AngloGold Ashanti since 1998.

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

The Cuiabá complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants. The Cuiabá and Lamego mines are located near Sabará, southeast and east respectively of the city of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil. The Cuiabá mine is a mix of cut-and-fill and long hole stoping accessed by ramp and shaft. Lamego is a new mine developed to mine an underground sulphide ore. The first stage of the processing of the ore from Cuiabá and Lamego mines is in the gold plant at the Cuiabá complex, where concentrate is produced. The material is then transported 15 kilometres by aerial ropeway to the Queiroz plant where milling, flotation, roasting, leaching, precipitation and refining occur. Total capacity of the complete circuit is 1.7 million tonnes per year and recoveries of 93 percent are achieved. Power for the mine is both self-generated and supplied by Cemig a state owned company. The Cuiabá mine became operational in 1988 and the Lamego mine in 2009. However some of the older mines which are now closed have been operating since 1834.

The Córrego do Sítio (CdS) is located in the Municipality of Santa Bárbara, 60 kilometres east of the city of Belo Horizonte, the capital of Minas Gerais state. The southern portion of this mining complex is referred to as CdS I while the northern portion (formerly known as São Bento) has been renamed CdS II. CdS comprises one surface (oxide) and two sub-level stoping underground (sulphide) mines, as well as a heap leach pad and sulphide plant, the latter originally acquired from Eldorado late in 2008 was refurbished and brought into operation in January 2012. There are two metallurgical plants in CdS: the heap-leach plant for the oxide ore and the sulphide plant. The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, acidulation, pressure oxidation (POX autoclave), CCD (counter current decantation), CIL extraction, elution, neutralisation, electro winning and tailings disposal. The plant and POX circuit have a capacity as of 600ktpy. The heap-leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electro winning. Power is supplied to CdS by Cemig a state owned company.

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

Brazil – Serra Grande

Description

Serra Grande is located in central Brazil, in the state of Goiás, about five kilometers from the city of Crixás. Serra Grande comprises three mechanised underground mines: Mina III (which includes orebody IV), Mina Nova (which includes the Pequizão orebody) and Palmeiras – and an open pit in the outcrop of Mina III orebodies. A gold bearing quartz vein was identified just beneath Pequizão Orebody and a new decline is being developed from Mina III (orebody IV) to access and expose this new orebody named Ingá, which contains high grade ore. One dedicated metallurgical plant treats ore from these different sources. The annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is 1.3 million tonnes. The power for the mine is supplied and purchased in the open market. The mine became operational in 1989 and has been operated by AngloGold Ashanti since 1999.

Geology

The gold ore deposits are located in the Rio Vermelho and Ribeirão das Antas Formations of the Archaean Pilar de Goia’s Group which account together for a large proportion of the Crixás Greenstone Belt in central Brazil.

The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, meta volcanics and dolomites occurring in a typical greenstone belt structural setting. Gold mineralisation is associated with massive sulphides and vein quartz material associated with carbonaceous and sericitic schists and dolomites. The oreshoots plunge to the north-west with dipping between six and 35 degrees. The stratigraphy is overturned and thrusted towards the east, being recognized different shear thrust structures that are stacked and controls the mineralisation, behaving as frontal and lateral ramps and horses.

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

ORE RESERVES

The combined Proven and Probable Ore Reserve of the group amounted to 51.7 million ounces as at 31 December 2015.

Ore Reserve estimates are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all Ore Reserves are covered by required mining permits or there is a high probability that these approvals will be secured.

AngloGold Ashanti has standard procedures for the estimation of Ore Reserve. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable over the full extent of the operation. Exclusions on the grounds of safety (for example, stability pillars and shaft pillars) are then also defined. Grade-tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure, yield, mine call factor and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding any large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criteria and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution and discounts) included in the mining plan is declared and published as the Ore Reserve for that operation.

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

The gold price used for determining the 2015 and 2014 Ore Reserve are outlined in the following table.

	2015 (3 year average)	2015 (Business Plan)	2014 (3 year average)	Units
Ore Reserve Gold Price	1,278	1,100	1,448	US$ per ounce

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

The AngloGold Ashanti Ore Reserve decreased from 57.5Moz as at 31 December 2014 to 51.7Moz as at 31 December 2015. This gross annual decrease of 5.8Moz includes depletion of 4.3Moz and the sale of CC&V (3.7Moz), which were partly offset by 2.2Moz of additions in Ore Reserve resulting from changes in economic assumptions between 2014 and 2015.

The principal changes in AngloGold Ashanti’s Ore Reserves as at 31 December 2015, compared with those published as at 31 December 2014, are as follows:

ORE RESERVE		Moz
Ore Reserve as at 31 December 2014		57.5

Disposal – CC&V		-3.7
	Sub Total	53.8
Depletion		-4.3
	Sub Total	49.5
Additions
Iduapriem	Exploration success and mine optimisation as well as the addition of new areas such as the spent heap leach and Block 5	0.8
Obuasi	Updated Feasibility study and introduction of a revised mining method for narrow lodes and inclusion of Cote D’or	0.5
Other	Additions less than 0.3Moz	1.4
	Sub Total	52.2
Reductions
Kopanang	Revised mining strategy in order to maximise the cash flow.	-0.4
Other	Reductions less than 0.3Moz	-0.1
Ore Reserve as at 31 December 2015		51.7

AngloGold Ashanti strives to actively create value by growing its major asset – the Ore Reserve. This drive is based on a well-defined brownfields and greenfields exploration programme, innovation in both geological modeling and mine planning and optimisation of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below the current infrastructure of underground mines. These include mines in South Africa, Ghana, DRC and Brazil.

By-products

Several by-products are recovered as a result of the exploitation of gold Ore Reserve. The by-product Ore Reserves include 118.38 million pounds of uranium oxide from the South African operations, 0.32 million tons of sulphur from Brazil and 26.0 million ounces of silver from Argentina.

External reviews of Mineral Resource and Ore Reserve Statement

During the course of 2015, the following AngloGold Ashanti operations were subjected to external reviews in line with the policy that each operation / project will be reviewed by an independent third party on average once every three years:

•	Mineral Resource and Ore Reserve at Tropicana
•	Mineral Resource and Ore Reserve at AGA Mineraçáo Cuiabá and Lamego
•	Mineral Resource and Ore Reserve at Geita
•	Mineral Resource and Ore Reserve at Siguiri

The company has been informed that the external reviews identified no material shortcomings in the process of evaluation of the grade models and estimation of the Ore Reserves. The external reviews were conducted by the following companies: Golder Associates (Tropicana), Optiro (AGA Mineraçáo Cuiabá and Lamego, Geita and Siguiri).

Competent Persons

The information in this report relating Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Ore Reserve information in this report, in the form and context in which it appears. Details of the Competent Persons per operation are given in the Mineral Resource and Ore Reserve Report 2015, which is available on the corporate website. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there is a high probability that these permits will be issued.

Over more than a decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve estimates were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Ore Reserve: Imperial	At 31 December 2015
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tons(5)	Grade	Gold Content (1)	Tons (5)	Grade	Gold Content (1)	Recovery Factor	Grade (13)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent	(oz/ton)

South Africa
Vaal River (6)
Kopanang	1.90	0.187	0.35	2.01	0.200	0.40	95.3-95.5 (4)	0.278
Moab Khotsong (2) (10)	2.82	0.238	0.67	15.79	0.291	4.59	96.0-96.3 (4)	0.120-0.177 (4)
West Wits
Mponeng (2)	1.89	0.233	0.44	42.20	0.291	12.30	97.6-98.2 (4)	0.122-0.208 (4)
TauTona	0.74	0.287	0.21	3.82	0.220	0.84	97.0-97.3 (4)	0.228-0.232 (4)

Surface
Surface sources (6) (11)	129.5	0.006	0.79	705.90	0.008	5.54	40.0-92.0 (4)	0.006-0.015 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (2) (3)	2.01	0.053	0.11	37.61	0.124	4.66	84.5-88.9 (9)	0.044-0.073 (4)

Ghana
Iduapriem	3.68	0.023	0.09	54.28	0.040	2.18	94.5	0.024-0.027 (4)
Obuasi (2)	0.00	0.000	0.00	21.55	0.267	5.74	86.9	0.128-0.146 (4)

Guinea
Siguiri (85 percent) (3)	29.99	0.018	0.53	66.43	0.023	1.56	88.0-93.0 (4)	0.012-0.021 (4)

Mali
Morila (40 percent) (3)	0.00	0.000	0.00	6.82	0.016	0.11	57.0-91.0 (4)	0.014-0.027 (4)
Sadiola (41 percent) (3)	0.00	0.000	0.00	27.90	0.060	1.69	75.0-96.0 (4)	0.025-0.032 (4)

Tanzania
Geita (14)	0.00	0.000	0.00	26.71	0.097	2.60	89.3-92.7 (4)	0.029-0.048 (4)

Australasia
Australia
Sunrise Dam	14.12	0.030	0.43	9.64	0.086	0.82	80.6	0.032
Tropicana (70 percent) (3)	14.48	0.049	0.71	19.50	0.058	1.13	90.3	0.015-0.020 (4)

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	8.03	0.028	0.22	8.42	0.119	1.00	61.3-95.4 (4)	0.014-0.131 (4)

Brazil
AGA Mineraçáo (2) (8)	3.43	0.151	0.52	6.25	0.163	1.02	65.0-93.3 (4)	0.020-0.132 (4)
Serra Grande (2)	2.14	0.084	0.18	2.70	0.090	0.24	88.0-94.0 (4)	0.062

United States of America
Cripple Creek & Victor (12)	0.00	0.000	0.00	0.00	0.000	0.00	0.0	0.000

Total	214.46	0.024	5.25	1,057.55	0.044	46.42

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor and cut-off grade vary according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 118.38 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 26.01 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.32 million tons of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	Great Noligwa is reported under Moab Khotsong.
(11)	Includes Mine Waste Solutions (MWS).
(12)	Operation sold.
(13)	In-situ cut-off grade.
(14)	Refractory Stockpile removed from Ore Reserve.

Rounding may result in computational differences.

The 2015 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	11.29	0.28	3.21
Mponeng	29.63	0.29	8.56
Kibali	16.19	0.17	2.73
Obuasi	2.49	0.63	1.57
AGA Mineração	1.79	0.16	0.29
Serra Grande	0.78	0.12	0.09
Total	62.18	0.26	16.45

The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Imperial	At 31 December 2014
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tons(5)	Grade	Gold Content (1)	Tons (5)	Grade	Gold Content (1)	Recovery Factor	Grade (13)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent	(oz/ton)

South Africa
Vaal River (6)
Great Noligwa (10)	0.00	0.000	0.00	0.00	0.000	0.00	0.0	0.000
Kopanang	2.00	0.174	0.35	5.11	0.176	0.90	94.3	0.265-0.277 (4)
Moab Khotsong (2)	2.95	0.268	0.79	15.73	0.298	4.69	95.0-96.0 (4)	0.133-0.161 (4)
West Wits
Mponeng (2)	2.39	0.252	0.60	44.02	0.280	12.33	97.7-98.1 (4)	0.122-0.230 (4)
TauTona	0.51	0.261	0.13	4.59	0.233	1.07	96.9	0.219-0.250 (4)

Surface
Surface sources (6) (11)	139.26	0.006	0.86	717.60	0.008	5.73	30.0-88.0 (4)	0.006-0.012 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (2) (3)	2.66	0.051	0.14	38.46	0.125	4.80	84.5-88.9 (9)	0.044-0.070 (4)

Ghana
Iduapriem	11.23	0.034	0.38	27.10	0.049	1.32	92.0-95.0 (4)	0.017-0.022 (4)
Obuasi (2)	8.07	0.147	1.19	18.97	0.216	4.10	41.0-87.0 (4)	0.125-0.152 (4)

Guinea
Siguiri (85 percent) (3)	27.59	0.018	0.49	77.24	0.023	1.75	88.0-93.1 (4)	0.012-0.018 (4)

Mali
Morila (40 percent) (3)	0.00	0.000	0.00	5.43	0.018	0.10	57.0-91.0 (4)	0.014-0.027 (4)
Sadiola (41 percent) (3)	0.00	0.000	0.00	25.95	0.061	1.57	75.0-96.0 (4)	0.025-0.032 (4)

Namibia
Navachab (12)	0.00	0.000	0.00	0.00	0.000	0.00	0.0	0.000

Tanzania
Geita	0.00	0.000	0.00	31.54	0.098	3.10	48.1-92.7 (4)	0.029-0.069 (4)

Australasia
Australia
Sunrise Dam	15.18	0.031	0.47	8.46	0.096	0.81	80.0-82.5 (4)	0.038
Tropicana (70 percent) (3)	15.98	0.056	0.89	22.62	0.059	1.35	89.9	0.020

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	10.75	0.035	0.37	6.63	0.139	0.92	61.3-95.0 (4)	0.014-0.131 (4)

Brazil
AGA Mineraçáo (2) (8)	4.90	0.147	0.72	6.89	0.158	1.09	85.0-93.3 (4)	0.015-0.128 (4)
Serra Grande (2)	3.00	0.080	0.24	2.80	0.092	0.26	92.0-94.0(4)	0.050-0.059 (4)

United States of America
Cripple Creek & Victor(12)	118.73	0.023	2.72	64.01	0.019	1.24	53.0-83.2 (4)	0.007

Total	365.20	0.028	10.35	1,123.14	0.042	47.12

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor and cut-off grade vary according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 122.58 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 25.06 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.35 million tons of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	No Ore Reserve is declared for 2014 – Great Noligwa is reported under Moab Khotsong.
(11)	Includes Mine Waste Solutions (MWS).
(12)	Operation sold.
(13)	In-situ cut-off grade.

Rounding may result in computational differences.

The 2014 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	11.74	0.285	3.34
Mponeng	30.46	0.280	8.54
Kibali	18.65	0.169	3.15
Obuasi	1.75	0.631	1.11
AGA Mineração	3.49	0.156	0.54
Serra Grande	0.71	0.098	0.07
Total	66.81	0.251	16.75

The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Metric	At 31 December 2015
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tonnes (6)	Grade	Gold Content	Tonnes (6)	Grade	Gold Content	Recovery Factor	Grade (13)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	(tonnes)	percent	(g/t)

South Africa
Vaal River (5)
Kopanang	1.72	6.40	11.02	1.83	6.86	12.52	95.3-95.5 (4)	9.52
Moab Khotsong (2) (10)	2.56	8.17	20.90	14.32	9.96	142.67	96.0-96.3 (4)	4.12-6.08 (4)
West Wits
Mponeng (2)	1.71	7.98	13.66	38.29	9.99	382.53	97.6-98.2 (4)	4.17-7.14 (4)
TauTona	0.67	9.83	6.56	3.47	7.54	26.16	97.0-97.3 (4)	7.83-7.96 (4)

Surface
Surface sources (5) (11)	117.25	0.21	24.70	640.39	0.27	172.20	40.0-92.0 (4)	0.21-0.51 (4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (2) (3)	1.82	1.83	3.34	34.12	4.25	145.07	84.5-88.9 (9)	1.52-2.50 (4)

Ghana
Iduapriem	3.34	0.79	2.65	49.24	1.38	67.81	94.5	0.83-0.92 (4)
Obuasi (2)	0.00	0.00	0.00	19.55	9.14	178.65	86.9	4.40-5.00 (4)

Guinea
Siguiri (85 percent) (3)	27.20	0.61	16.53	60.27	0.80	48.50	88.0-93.0 (4)	0.42-0.72 (4)

Mali
Morila (40 percent) (3)	0.00	0.00	0.00	6.19	0.56	3.45	57.0-91.0 (4)	0.49-0.92 (4)
Sadiola (41 percent) (3)	0.00	0.00	0.00	25.31	2.07	52.44	75.0-96.0 (4)	0.85-1.10 (4)

Tanzania
Geita (14)	0.00	0.00	0.00	24.23	3.33	80.74	89.3-92.7 (4)	1.00–1.63 (4)

Australasia
Australia
Sunrise Dam	12.81	1.04	13.29	8.74	2.93	25.63	80.6	1.11
Tropicana (70 percent) (3)	13.14	1.67	21.98	17.69	1.98	35.06	90.3	0.50-0.70 (4)

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	7.29	0.95	6.94	7.64	4.08	31.13	61.3-95.4 (4)	0.47-4.50 (4)

Brazil
AGA Mineraçáo (2) (8)	3.11	5.17	16.07	5.67	5.59	31.67	65.0-93.3 (4)	0.70-4.53 (4)
Serra Grande (2)	1.94	2.88	5.59	2.45	3.10	7.60	88.0-94.0 (4)	2.11

United States of America
Cripple Creek & Victor (12)	0.00	0.00	0.00	0.00	0.00	0.00	0.0	0.00

Total	194.56	0.84	163.24	959.40	1.50	1,443.83

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor and cut-off grade vary according to ore type.
(5)

The Vaal Reef Ore Reserve includes 53.7 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 808.91 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.29 million tonnes of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	Great Noligwa is reported under Moab Khotsong.
(11)	Includes Mine Waste Solutions (MWS).
(12)	Operation sold.
(13)	In-situ cut-off grade.
(14)	Refractory Stockpile removed from Ore Reserve.

Rounding may result in computational differences.

The 2015 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	10.24	9.75	99.89
Mponeng	26.88	9.90	266.21
Kibali	14.69	5.77	84.76
Obuasi	2.26	21.57	48.72
AGA Mineração	1.63	5.61	9.13
Serra Grande	0.71	4.00	2.84
Total	56.41	9.07	511.55

The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Metric	At 31 December 2014
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tonnes (6)	Grade	Gold Content	Tonnes (6)	Grade	Gold Content	Recovery Factor	Grade (13)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	(tonnes)	percent	(g/t)

South Africa
Vaal River(5)
Great Noligwa(10)	0.00	0.00	0.00	0.00	0.00	0.00	0.0	0.00
Kopanang	1.81	5.98	10.83	4.64	6.04	28.00	94.3	9.08-9.49(4)
Moab Khotsong(2)	2.68	9.20	24.61	14.27	10.23	145.89	95.0-96.0 (4)	4.55-5.51(4)
West Wits
Mponeng(2)	2.16	8.64	18.71	39.94	9.60	383.43	97.7-98.1 (4)	4.17-7.89(4)
TauTona	0.47	8.93	4.16	4.16	7.99	33.26	96.9	7.50-8.57(4)

Surface
Surface sources(5)(11)	126.33	0.21	26.89	651.00	0.27	178.13	30.0-88.0(4)	0.19-0.41(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(2)(3)	2.41	1.76	4.25	34.89	4.28	149.44	84.5-88.9 (9)	1.52-2.40(4)

Ghana
Iduapriem	10.19	1.15	11.74	24.58	1.67	41.11	92.0-95.0 (4)	0.58-0.77(4)
Obuasi(2)	7.32	5.05	36.7	17.21	7.40	127.45	41.0-87.0 (4)	4.30-5.20(4)

Guinea
Siguiri (85 percent)(3)	25.03	0.61	15.16	70.07	0.77	54.29	88.0-93.1 (4)	0.42-0.62(4)

Mali
Morila (40 percent)(3)	0.00	0.00	0.00	4.92	0.63	3.11	57.0-91.0 (4)	0.49-0.92(4)
Sadiola (41 percent)(3)	0.00	0.00	0.00	23.55	2.08	48.98	75.0-96.0 (4)	0.85-1.10(4)

Namibia
Navachab(12)	0.00	0.00	0.00	0.00	0.00	0.00	0.0	0.00

Tanzania
Geita	0.00	0.00	0.00	28.61	3.37	96.29	48.1-92.7 (4)	1.00-2.35(4)

Australasia
Australia
Sunrise Dam	13.77	1.07	14.77	7.68	3.29	25.24	80.0-82.5 (4)	1.29
Tropicana (70 percent)(3)	14.50	1.92	27.79	20.52	2.04	41.85	89.9	0.70

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	9.76	1.18	11.55	6.01	4.78	28.73	61.3-95.0 (4)	0.47-4.50(4)

Brazil
AGA Mineraçáo(2)(8)	4.45	5.05	22.48	6.25	5.42	33.86	85.0-93.3 (4)	0.50-4.39(4)
Serra Grande (2)	2.72	2.75	7.47	2.54	3.15	8.00	92.0-94.0(4)	1.73-2.03(4)

United States of America
Cripple Creek & Victor(12)	107.71	0.79	84.64	58.07	0.66	38.44	53.0-83.2 (4)	0.23

Total	331.30	0.97	322.03	1,018.90	1.44	1,465.51

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor and cut-off grade vary according to ore type.
(5)

The Vaal Reef Ore Reserve includes 55.6 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 779.61 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.32 million tonnes of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	No Ore Reserve is declared for 2014 – Great Noligwa is reported under Moab Khotsong.
(11)	Includes Mine Waste Solutions (MWS).
(12)	Operation sold.
(13)	In-situ cut-off grade.

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

The Ore Reserve has been determined based on completed economic studies.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2015

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources(2)	835.15	0.008	6.33

Continental Africa
Ghana
Iduapriem	13.30	0.021	0.28

Guinea
Siguiri (85 percent)(1)(3)	65.21	0.017	1.09

Mali
Morila (40 percent)(1)	6.82	0.016	0.11
Sadiola (41 percent)(1)	2.38	0.057	0.14

Tanzania
Geita	7.41	0.033	0.24

Australasia
Australia
Sunrise Dam	14.12	0.030	0.43
Tropicana (70 percent)(1)	7.21	0.030	0.22

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	11.61	0.019	0.22

Brazil
Serra Grande	0.14	0.052	0.01

United States of America
Cripple Creek & Victor (4)	0.00	0.000	0.00

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.
(4)	Operation sold.

Rounding may result in computational differences.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2014

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources(2)	856.86	0.008	6.59

Continental Africa
Ghana
Iduapriem	4.30	0.025	0.11
Obuasi	5.37	0.057	0.31

Guinea
Siguiri (85 percent)(1)(3)	62.81	0.017	1.04

Mali
Morila (40 percent)(1)	5.20	0.016	0.08
Sadiola (41 percent)(1)	1.87	0.058	0.11

Namibia
Navachab(4)	0.00	0.000	0.00

Tanzania
Geita	7.13	0.034	0.24

Australasia
Australia
Sunrise Dam	15.18	0.031	0.47
Tropicana (70 percent)(1)	4.17	0.027	0.11

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	12.10	0.020	0.24

Brazil
Serra Grande	0.32	0.052	0.02

United States of America
Cripple Creek & Victor(4)	1.33	0.036	0.05

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.
(4)	Operation sold.

Rounding may result in computational differences.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2015

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources(2)	757.64	0.26	196.90

Continental Africa
Ghana
Iduapriem	12.07	0.73	8.82

Guinea
Siguiri (85 percent)(1)(3)	59.16	0.57	33.83

Mali
Morila (40 percent)(1)	6.19	0.56	3.45
Sadiola (41 percent)(1)	2.16	1.96	4.22

Tanzania
Geita	6.72	1.12	7.51

Australasia
Australia
Sunrise Dam	12.81	1.04	13.29
Tropicana (70 percent)(1)	6.54	1.03	6.71

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	10.53	0.65	6.84

Brazil
Serra Grande	0.13	1.80	0.24

United States of America
Cripple Creek & Victor(4)	0.00	0.00	0.00

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.
(4)	Operation sold.

Rounding may result in computational differences.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2014

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources(2)	777.33	0.26	205.02

Continental Africa
Ghana
Iduapriem	3.90	0.87	3.40
Obuasi	4.87	1.96	9.57

Guinea
Siguiri (85 percent)(1)(3)	56.98	0.57	32.45

Mali
Morila (40 percent)(1)	4.72	0.53	2.52
Sadiola (41 percent)(1)	1.70	2.00	3.39

Namibia
Navachab(4)	0.00	0.00	0.00

Tanzania
Geita	6.47	1.16	7.52

Australasia
Australia
Sunrise Dam	13.77	1.07	14.77
Tropicana (70 percent)(1)	3.78	0.94	3.57

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	10.98	0.67	7.37

Brazil
Serra Grande	0.29	1.79	0.52

United States of America
Cripple Creek & Victor(4)	1.20	1.22	1.47

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations.
(3)	Spent heap included in Ore Reserve.
(4)	Operation sold.

Rounding may result in computational differences.

Drill hole spacing: Imperial

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 foot grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing
Surface sources	164 x 164 feet to 1050 x 820 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	328 x 328 feet to 984 x 1230 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	16 x 33 feet, 66 x 66 feet	131 x 131 feet, 262 x 262 feet
Ghana
Iduapriem	33 x 39 feet, 33 x 49 feet, 66 x 49 feet, 66 x 66 feet, 82 x 82 feet, 164 x 164 feet 164 x 246 feet, 328 x 164 feet	164 x 164 feet, 164 x 246 feet, 164 x 328 feet, 328 x 246 feet

Obuasi	33 x 33 feet, 66 x 66 feet, 131 x 66 feet, 164 x 164 feet	98 x 98 feet, 164 x 164 feet, 197 x 197 feet
Guinea
Siguiri	16 x 33 feet, 16 x 39 feet, 33 x 33 feet	66 x 131 feet, 82 x 82 feet, 164 x 82 feet
Mali
Morila	33 x 33 feet	98 x 98 feet, 164 x 328 feet

Sadiola	16 x 33 feet, 20 x 39 feet, 82 x 82 feet	82 x 82 feet, 164 x 82 feet
Tanzania
Geita	16 x 33 feet	33 x 33 feet, 66 x 66 feet, 82 x 82 feet, 131 x 66 feet, 131 x 131 feet
Australasia
Australia
Sunrise Dam	23 x 23 feet	66 x 66 feet, 131 x 131 feet

Tropicana	33 x 39 feet, 82 x 82 feet	164 x 164 feet
Americas
Argentina
Cerro Vanguardia	20 x 49 feet, 39 x 16 feet, 39 x 49 feet	131 x 131 feet
Brazil
AGA Mineraçáo	66 x 33 feet, 82 x 82 feet, 98 x 197 feet	82 x 131 feet, 98 x 82 feet, 164 x 98 feet, 164 x 164 feet, 33 x 197 feet, 98 x 197 feet, 410 x 82 feet
Serra Grande	33 x 33 feet, 66 x 33 feet	82 x 82 feet, 66 x 164 feet

Drill hole spacing: Metric

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following table of drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 metre spacing on raise lines and on a 5 x 5 metre grid thereafter	From a 40 x 40 metre spacing up to 1000 x 1000 metre spacing
Surface sources	50 x 50 metre to 320 x 250 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	100 x 100 metre to 300 x 375 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	5 x 10 metre, 20 x 20 metre	40 x 40 metre, 80 x 80 metre
Ghana
Iduapriem	10 x 12 metre, 10 x 15 metre, 20 x 15 metre, 20 x 20 metre, 25 x 25 metre, 50 x 50 metre, 50 x 75 metre, 100 x 50 metre	50 x 50 metre, 50 x 75 metre, 50 x 100 metre, 100 x 75 metre

Obuasi	10 x 10 metre, 20 x 20 metre, 40 x 20 metre, 50 x 50 metre	30 x 30 metre, 50 x 50 metre, 60 x 60 metre
Guinea
Siguiri	5 x 10 metre, 5 x 12 metre, 10 x 10 metre	20 x 40 metre, 25 x 25 metre, 50 x 25 metre
Mali
Morila	10 x 10 metre	30 x 30 metre, 50 x 100 metre

Sadiola	5 x 10 metre, 6 x 12 metre, 25 x 25 metre	25 x 25 metre, 50 x 25 metre
Tanzania
Geita	5 x 10 metre	10 x 10 metre, 20 x 20 metre, 25 x 25 metre, 40 x 20 metre, 40 x 40 metre
Australasia
Australia
Sunrise Dam	7 x 7 metre	20 x 20 metre, 40 x 40 metre

Tropicana	10 x 12 metre, 25 x 25 metre	50 x 50 metre
Americas
Argentina
Cerro Vanguardia	6 x 15 metre, 12 x 5 metre, 12 x 15 metre	40 x 40 metre
Brazil
AGA Mineraçáo	20 x 10 metre, 25 x 25 metre, 30 x 60 metre	25 x 40 metre, 30 x 25 metre, 50 x 30 metre, 50 x 50 metre, 10 x 60 metre, 30 x 60 metre, 125 x 25 metre
Serra Grande	10 x 10 metre, 20 x 10 metre	25 x 25 metre, 20 x 50 metre

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2015, 2014 and 2013.

This item should be read in conjunction with the company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the company also produces silver, uranium oxide and sulphuric acid as by-products. Revenue from the sale of by-products is recognised as a reduction of cost of sales in the consolidated statement of income. By-product revenue amounted to $127 million in 2015 (2014: $130 million; 2013: $149 million) out of total revenue of $4,174 million in 2015 (2014: $5,110 million; 2013: $5,383 million). See “Note 3 – Revenue” to the consolidated financial statements for additional information. The company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•	South Africa (comprising the Vaal River, West Wits and Surface Operations)
•	Continental Africa (comprising Ghana, Guinea, Mali, Namibia (sold June 2014), the DRC and Tanzania)
•	Australasia (comprising Australia)
•	Americas (comprising Argentina, Brazil and United States of America (sold August 2015))

In particular, AngloGold Ashanti has 17 operations in the four regions comprising open-pit and underground mines and surface metallurgical plants, which are supported by extensive, yet focused exploration activities. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

As at 31 December 2015 the company had on an attributable basis, Proven and Probable Ore Reserves of approximately 51.7 million ounces (including joint ventures). For the year ended 31 December 2015, AngloGold Ashanti had an attributable gold production of approximately 3.9 million ounces (including joint ventures).

AngloGold Ashanti’s costs and expenses consist primarily of production costs, amortisation, royalties, corporate administration, marketing and other expenses and exploration and evaluation costs. Production costs include salaries and wages, stores and other consumables (which include explosives, timber and other consumables), fuel, power and water, contractors’ costs and costs of environmental rehabilitation. The company’s mining operations consist of deep-level underground mines as well as open-pit operations, both of which are labour intensive, therefore salaries and wages are a significant component of production costs.

Outlook

Gold production for 2016 is forecast to be between 3.6 million and 3.8 million ounces. Capital expenditure is expected to be approximately between $790 million and $850 million in 2016 based on the following assumptions: R15.00/$, $0.70/A$, BRL4.00/$ and ARS14.90/$; Brent crude at $35 per barrel.

AngloGold Ashanti’s results of operations, financial condition and prospects, as well as the company’s ability to meet its targets, may be adversely affected by a number of factors, risks and uncertainties, some of which are beyond the company’s control, including gold prices, exchange rate fluctuations, inflation, as well as political, mining and other risks. In particular, our production outlook is subject to, among other things, labour disruptions, unplanned stoppages and safety-related interventions, the stability and availability of power as well as other operational risks. Certain of these risks, uncertainties and other factors are described in “Item 3D: Risk factors”. See also “Note regarding forward-looking statements”. Furthermore the forecast assumes no changes to the asset portfolio/operating mines.

5A. OPERATING RESULTS

INTRODUCTION

The gold price declined during 2015 primarily due to the strength of the US dollar. The US dollar appreciated steadily over the course of the year in anticipation of the normalisation of interest rates. Following a meeting on 16 December 2015, the Federal Open Market Committee (FOMC) announced an increase of 25 basis points in the Federal Funds rate. This was the first increase in nine and a half years. Despite the fact that the majority of analysts had been expecting the move, the gold price reacted negatively to the announcement. Following the rate increase, the price traded to a low of $1,047 per ounce before strong physical demand stabilised the price. Towards the end of the year further adverse economic developments highlighted broader global economic weaknesses and put into question the sustainability of the increase in US interest rates.

Physical demand faced a number of challenges during the first half of 2015 mainly due to adverse weather conditions impacting jewellery demand from India as well as an economic slowdown and financial market turbulence in China. In the second half of the year, jewellery demand increased across the board as consumers purchased more affordable gold jewellery (2,414 tonnes) and total coins & bars (1,011 tonnes).

Central banks’ demand for gold increased significantly in the second half of the year as a result of accelerated purchasing programmes as the diversification of foreign reserves remained a top priority. Russia led the way by purchasing approximately 200 tonnes while Chinese central bank buying was estimated at 103 tonnes in the second half of 2015.

Gold ETFs were net negative for 2015 (133 tonnes) although sales occurred at a slower pace than in 2014 (185 tonnes) and 2013 (915 tonnes).

During the year gold traded up to a high of $1,306 per ounce (on 22 January 2015) and down to a low of $1,045 per ounce (on 3 December 2015). The biggest intraday move was recorded on 20 July 2015 when the gold price decreased by four percent from $1,132 per ounce to $1,088 per ounce. The average gold price for the year was $1,159 per ounce and it closed the year at $1,060 per ounce, 10.2 percent lower than at the start of 2015.

In August 2015, AngloGold Ashanti completed its disposal of Cripple Creek & Victor (CC&V), its sole asset in North America, to Newmont Mining Corporation for proceeds of $819.4 million. See “Item 18: Note 10–Discontinued operations” for details of the operating results at the date of disposal.

The financial results of CC&V have been presented as discontinued operations in the consolidated financial statements and the comparative statements of operations and the statement of cash flows have been presented as if CC&V had been discontinued from the start of the comparative periods. The discussion of financial results of AngloGold Ashanti in this Operating and Financial review and Prospects relates to continuing operations only unless the context indicates otherwise.

The proceeds from the sale of CC&V were primarily used to execute a partial tender offer for the company’s long-term debt under its 8.50 percent bonds due 2020. See “Item 5B: Liquidity and Capital Resources”.

Key factors affecting results

Gold prices

AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond its control, including investment, jewellery and industrial demand (particularly in China and India), expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (IMF), global or regional political or economic events, and production and cost levels in major gold-producing regions.

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

The market for gold bullion bar, the company’s primary product, is generally limited to the bullion banks. The number of these banks has declined over the last few years. Additionally, due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power. Approximately 37 percent of the group’s total gold produced was sold to two customers of the group in 2015.

The price of gold is often subject to sharp, short-term changes. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

Yearly average spot gold prices have changed during the three years under review as follows:

•	2013 - $1,411 per ounce
•	2014 - $1,266 per ounce
•	2015 - $1,159 per ounce

The average of the spot gold price from 1 January 2016 to 18 March 2016 was $1,175 per ounce. On 18 March 2016, the afternoon price for gold on the London Bullion Market was $1,255 per ounce.

If income from gold sales falls for an extended period below the company’s production costs at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue production at some or all of its operations. Declining gold prices may also force a reassessment of the feasibility of a particular exploration or development project or projects, and could lead to the curtailment or suspension of such projects. A sustained decrease in gold prices may force the company to change its dividend payment policies, reduce expenditures and undertake measures to address its cost base. In addition, the use of lower gold prices in Ore Reserve estimates and life-of-mine plans could result in material write-downs of the company’s investment in mining properties and increase amortisation, rehabilitation and closure charges.

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) decreased from 4.4 million ounces in 2014 to 3.9 million ounces in 2015. The decrease in production levels is due to a variety of factors, as follows:

•	South Africa: 18 percent decline in production in 2015 primarily due to safety related stoppages across the regional portfolio as well as lower volumes and grades mined.
•	Continental Africa: 10 percent decline in production primarily due to the transitioning of Obuasi into a limited operations phase in 2015.
•	Australasia: 10 percent decline in production primarily due to lower grades mined at Sunrise Dam in 2015.
•	Americas: six percent increase in production primarily due to a 32,000oz increase in production at Cerro Vanguardia due to higher tonnes treated and higher grades mined.

Foreign exchange fluctuations

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentinian Peso, Ghanaian Cedi and other local currencies. As set out below, during the year ended 31 December 2015, the US dollar strengthened and the South African Rand, Australian dollar, Brazilian Real and Argentinean Peso weakened, which had a favourable impact on AngloGold Ashanti’s US Dollar denominated production costs.

Average annual exchange rates to the US dollar	2015	2014	2013
South African Rand	12.77	10.83	9.62
Brazilian Real	3.33	2.35	2.16
Australian Dollar	1.33	1.11	1.03
Argentinian Peso	9.26	8.12	5.48

In 2015, the company derived 67 percent (60 percent including joint ventures) of its revenues from South Africa, Brazil, Australia and Argentina, and incurred 67 percent (61 percent including joint ventures) of its production costs in South Africa, Brazil, Australia and Argentina. A one percent strengthening of these local currencies against the US dollar will result in an increase in total cash costs incurred of about $6 per ounce.

Certain exchange controls were in force in emerging markets in which the company operates during the period under review, including, for example, South Africa and Argentina. In the case of South Africa, although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The government has indicated its intention to relax exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D: Exchange controls”. Funds in bank accounts in Argentina were subject to regulatory approvals before such funds could be transmitted until a new government elected in November 2015 started the process of easing controls and returning to an open economy and free market. During 2015 the group was not able to remit funds from Argentina due to the absence of necessary approvals.

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

AngloGold Ashanti employs over 52,000 people globally, most of whom are members of trade unions, particularly in South Africa, Continental Africa and the Americas. Salaries and wages account for a significant component of production costs and are impacted by annual wage increases.

Energy costs, comprising power, fuel and lubricants, are another material component of production costs. Due to the remote location of some of its mines in Continental Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of oil has recently been volatile, fluctuating between $35 and $66 per barrel of Brent crude in 2015. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average total cash costs of all its operations increases by about $0.87 per ounce, with the cash costs of certain of the company’s mines, particularly Geita, Siguiri and Sadiola, which are more dependent on fuel, being more sensitive to changes in the price of oil. Energy costs, even in business segments which are supported by grid power, like South Africa, have increased considerably over the three year period, with price increases from Eskom (South Africa’s power utility) that exceeded average inflation. These increases have adversely impacted production costs.

AngloGold Ashanti has no influence over the cost of most consumables, many of which are linked to some degree to the price of oil and steel and in a number of cases have exceeded inflation. Furthermore, there has also been volatility recently in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure.

Total provisions for decommissioning and for restoration (excluding joint ventures) totalled $851 million in 2014 and $683 million in 2015. This change is attributable to the sale of Cripple Creek & Victor, which accounted for $116 million of this change, changes in discount rates based on global economic assumptions and changes in mine plans and in the design of tailings storage facilities following requests from the environmental regulatory authorities.

Royalties, which are generally calculated as a percentage of revenue, varied over the past three years from $124 million incurred in 2013 to $129 million incurred in 2014 and $100 million in 2015, primarily due to the variations in the spot gold prices and production.

Royalties are likely to continue to vary in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Exploration and evaluation costs

The company has incurred exploration expenditure during the years ended 31 December 2013, 2014 and 2015 in order to replenish depleting Ore Reserves and bring new ore bodies into pre-feasibility or feasibility. The exploration costs incurred over the last three fiscal years amounted to $250 million in 2013, $142 million in 2014 and $132 million in 2015. Exploration expenditure was curtailed during 2014, with a significant cut back in greenfields exploration as well as prefeasibility studies.
Corporate administration, marketing and other expenses

The corporate administration, marketing and other expenses incurred amounted to $201 million in 2013, $92 million in 2014 and $78 million in 2015. The costs were lower in 2015 due to reduced labour costs, consultancy and travel costs, aided by the effects of the weaker Rand.

Amortisation of tangible assets

Amortisation of tangible assets decreased during the 2013 – 2015 period, from $754 million to $737 million, largely due to the safety stoppages in South Africa that severely impacted the production profile (thereby decreasing the depreciation charge), lower production and grades at Sunrise Dam and Tropicana and a reduction in capital expenditure at Obuasi following the impending move to limited operations, partly offset by higher amortisation at Geita due to higher production and a change in mining strategy, higher deferred stripping amortisation at Cerro Vanguardia due to increased Ore production and higher amortisation at Corrego do Sitio due to higher production, additional capital expenditure and lower Ore Reserves. The decrease was also aided by the weakening of local currencies against the US dollar.

Impairments

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by Ore Reserve and production estimates, together with economic factors, such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce Ore Reserves and future capital expenditures. Alternatively, should any of these factors reverse, then AngloGold Ashanti may have to reverse previously recognised impairments.

When reviewing goodwill and other tangible assets for impairment, AngloGold Ashanti’s assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term real gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long term real gold price of $1,179 per ounce in 2015 and $1,267 per ounce in 2014, were based on a range of economic and market conditions, which were, at that time, expected to exist over the remaining useful life of the assets.

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

The actual gold price averaged $1,159 per ounce in 2015 and $1,266 per ounce in 2014. The gold price in 2016 has been subject to volatile short term swings and has averaged $1,175 per ounce from 1 January 2016 to 18 March 2016 and closed at $1,255 per ounce on 18 March 2016.

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

Taxation

Taxation increased over the period 2013 - 2015 from a credit of $237 million in 2013 to an expense of $211 million in 2015. The increase in the tax charge was mainly due to tax credits on impairment and disposal of assets in 2013, not being repeated in 2014 and 2015. Lower taxes were recorded in 2015 compared to 2014, mainly due to lower earnings and a lower gold price.

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

For more information about the impact of governmental economic, fiscal, monetary or political policies or factors on our operations, see also “Item 3.D: Risk Factors” and “Item 4.B: Business Overview–The regulatory environment enabling AngloGold Ashanti to mine”.

Comparison of operating performance in 2015, 2014 and 2013

The following table presents operating data for the AngloGold Ashanti group for the three-year period ended 31 December 2015:

Operating data for AngloGold Ashanti	Year ended December 31
	2015	2014	2013
Total attributable gold production (thousand ounces)(1)	3,947	4,436	4,105
Total attributable gold sold (thousand ounces)(1)(2)	3,965	4,454	4,093
All-in sustaining costs ($/oz)(3)	910	1,020	1,195
All-in costs ($/oz)(3)	1,001	1,114	1,466
Total cost of sales (million US dollars) – per financial statements	3,294	3,972	3,947
Total cash costs ($/oz)(3)	712	785	836
Total production costs ($/oz) (3)	942	1,013	1,066
Total cash costs (million US dollars) – per financial statements	2,493	3,071	3,067
Production costs (million US dollars) – per financial statements	2,494	3,161	3,169
Capital expenditure (million US dollars)	857	1,209	1,993
- Consolidated entities	726	1,018	1,582
- Equity accounted investments	131	191	411

(1)	Including discontinued operations.
(2)	Ounces of gold sold used in the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
(3)

All-in sustaining costs, all-in costs, total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Comparison of Operating Performance in 2015, 2014 and 2013–Total all-in sustaining costs, all-in costs and total cash costs and total production costs”.

Attributable gold production

Production in 2015

For the year ended 31 December 2015, AngloGold Ashanti’s total attributable gold production including discontinued operations of 3.95 million ounces was 490,000 ounces, or 11 percent, lower than the 2014 production of 4.44 million ounces.

In South Africa, gold production decreased by 18 percent, or 219,000 ounces, in 2015 as compared to 2014. The lower production was due to safety stoppages that affected the whole region. Furthermore, at Mponeng the lower area mined profile was affected by the de-risk plan. At Moab Khotsong, the volumes milled and the yield recovered was lower than the previous year. At Kopanang the lower volumes mined and lower grade were as a result of mining in lower grade areas and lower grade tonnes coming from the Uranium-plant clean-up. The volume decrease was due to the slow start-up after the safety related stoppages and limited mining flexibility.

Production decreased by 10 percent, or 162,000 ounces, in 2015, as compared to 2014, in Continental Africa mainly due to Obuasi moving into limited operations in 2015, the sale of in Namibia in June 2014 and lower tonnes and grades at Siguiri. The decrease was partially offset by higher production in Kibali due to higher tonnes treated and higher production in Geita due to higher grades.

Production decreased by 10 percent, or 60,000 ounces, in 2015, as compared to 2014, in Australia mainly due to lower grades mined at Sunrise Dam.

In the Americas region, production increased by six percent, or 46,000 ounces in 2015 as compared to 2014. The increase was due principally to increases in production in Brazil at AGA Mineração and at Cerro Vanguardia resulting from increased tonnage and higher feed grades.

Production in 2014

For the year ended 31 December 2014, AngloGold Ashanti’s total attributable gold production including discontinued operations of 4.44 million ounces was 330,000 ounces, or 8 percent, higher when compared to the 2013 production of 4.11 million ounces.

In South Africa, gold production decreased by six percent, or 79,000 ounces, in 2014 as compared to 2013. The lower production was due largely to the earthquake near the Vaal River operations on 5 August 2014, which caused infrastructure damage, as well as safety related stoppages across the regional portfolio. The decrease was partially offset by higher production at Moab Khotsong arising from higher grade due to lower declared waste to reef tonnes.

Production increased by nine percent, or 137,000 ounces, in 2014, as compared to 2013, in Continental Africa mainly due to Kibali’s full year of production in 2014, higher production at Siguiri in Guinea due to higher recovered grades and at Geita in Tanzania due to increased tonnage throughput. The strong results were achieved despite Navachab’s sale at the end of June 2014, the continued winding down of operations in Mali and the treatment of low grade stockpile during the current year at Iduapriem in Ghana.

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

Total all-in sustaining costs, all-in costs and total cash costs and total production costs

Comparison of all-in sustaining costs in 2015 with 2014

All-in sustaining costs per ounce (excluding stockpile impairments) in South Africa increased in 2015 by $24 per ounce, or two percent, to $1,088 per ounce from $1,064 per ounce in 2014. The increase was a result of a 218,000-ounce decrease in gold sold in 2015 over 2014. The increase was partially offset by the weakening of the rand and a decrease of cost of sales.

In Continental Africa, all-in sustaining costs (excluding stockpile impairments) decreased by $153 per ounce, or 16 percent, to $815 per ounce in 2015 from $968 per ounce in 2014. This decrease was mainly due to a decrease in cost of sales and total sustaining capital expenditure. The decrease was partially offset by a 174,000-ounce decrease in gold sold.

In the Americas, all-in sustaining costs (excluding stockpile impairments) decreased by $182 per ounce, or 19 percent, to $792 per ounce in 2015 from $974 per ounce in 2014. This decrease was mainly due to a decrease in costs of sales and an increase of 41,000 ounces in gold sold in 2015.

In Australia, all-in sustaining costs decreased by $111 per ounce, or 11 percent, to $875 per ounce in 2015 from $986 per ounce in 2014, mainly due to a decrease in cost of sales in 2015, which was partially offset by a 47,000-ounce decrease in gold sold in 2015 and a decrease in amortisation.

Comparison of all-in costs in 2015 with 2014

All-in costs per ounce (excluding stockpile impairments) in South Africa increased by $24 per ounce, or two percent, to $1,131 per ounce in 2015 from $1,107 per ounce in 2014. The increase was a result of a 218,000-ounce decrease in gold sold in 2015 compared to 2014. The increase was partially offset by the weakening of the rand and a decrease in all-in sustaining costs.

In Continental Africa, all-in costs (excluding stockpile impairments) decreased by $148 per ounce, or 13 percent, to $957 per ounce in 2015 from $1,105 per ounce in 2014. This decrease was mainly due to a decrease in all-in sustaining costs and non-sustaining project capital expenditure. The decrease was partially offset by a 174,000-ounce decrease in gold sold from 1,615,000 ounces in 2014 to 1,441,000 ounces in 2015 and an increase in care and maintenance costs.

In the Americas, all-in costs (excluding stockpile impairments) decreased by $223 per ounce, or 20 percent, to $885 per ounce in 2015 from $1,108 per ounce in 2014. This decrease was mainly due to a decrease in all-in sustaining costs and non-sustaining exploration and study costs and a 41,000-ounce increase in gold sold from 788,000 ounces in 2014 to 829,000 ounces in 2015.

In Australia, all-in costs decreased by $112 per ounce, or 11 percent, to $886 per ounce in 2015 from $998 per ounce in 2014, mainly due to a decrease in all-in sustaining costs in 2015, which was partially offset by a 47,000-ounce decrease in gold sold in 2015.

Comparison of total cash costs in 2015 with 2014

The currencies of South Africa, Australia, Argentina and Brazil were, on average, weaker against the US dollar during 2015 as compared to 2014 which positively impacted total cash costs for 2015.

In South Africa, total cash costs increased by $32 per ounce, or four percent, to $881 per ounce in 2015 from $849 per ounce in 2014. The increase was mainly due to a 219,000-ounce decrease in production partially offset by a decrease in salaries and wages costs, power costs, service related costs and the weakening of the rand.

At Moab Khotsong, total cash costs increased by $16 per ounce, or 2 percent, to $798 per ounce in 2015 from $782 per ounce in 2014 (being the combined cost per ounce of the Moab Khotsong and Great Noligwa mines which are combined in 2015 as one cash-generating unit under Moab Khotsong). The increase was mainly due to a 58,000-ounce decrease in production partially offset by a decrease in salaries and wages costs, service related costs and the weakening of the rand.

At Mponeng, total cash costs increased by $128 per ounce, or 17 percent, to $874 per ounce in 2015 from $746 per ounce in 2014. The increase was mainly due to a 94,000-ounce decrease in production partially offset by a decrease in salaries and wage costs, service related costs and the weakening of the rand.

At Kopanang, total cash costs decreased by $9 per ounce, or one percent, to $1,014 per ounce in 2015 from $1,023 per ounce in 2014. The decrease was mainly due to a decrease in salaries and wages costs, service related costs and the weakening of the rand partially offset by a 24,000-ounce decrease in production.

At the Surface Operations, total cash costs decreased by $29 per ounce, or three percent, to $912 per ounce in 2015 from $941 per ounce in 2014. The decrease was mainly due to a decrease in service-related costs and the weakening of the rand, partially offset by a 30,000-ounce decrease in production.

In Continental Africa, total cash costs decreased by $105 per ounce, or 13 percent, to $678 per ounce in 2015 from $783 per ounce in 2014. The decrease was mainly due to a decrease in salaries and wages costs, stores and consumables costs, fuel costs and power costs partially offset by a 162,000-ounce decrease in production.

Total cash costs at Geita, in Tanzania, decreased by $119 per ounce, or 20 percent, to $480 per ounce in 2015 from $599 per ounce in 2014. The decrease was mainly due to a decrease in fuel costs and contractor costs and a 50,000-ounce increase in production.

In Mali, at Morila, total cash costs decreased by $464 per ounce, or 40 percent, to $698 per ounce in 2015 from $1,162 per ounce in 2014. The decrease was mainly due to a decrease in stores and consumables costs, fuel costs and contractor costs and a 5,000-ounce increase in production. At Sadiola, total cash costs decreased by 20 percent from $1,028 per ounce in 2014 to $818 per ounce in 2015. This decrease was primarily due to a decrease in fuel costs and service related costs partially offset by a 16,000-ounce decrease in production.

In Ghana, at Obuasi, total cash costs decreased by 11 percent in 2015 to $966 per ounce compared to $1,086 per ounce in 2014 mainly due to a decrease in all the costs due to the transition to a limited operating state. At Iduapriem, in Ghana, total cash costs increased by $130 per ounce, or 15 percent, to $995 per ounce in 2015 compared to $865 per ounce in 2014 mainly due to an increase in contractor costs, fuel costs and store costs partially offset by a 16,000-ounce increase in production. At Siguiri, in Guinea, total cash costs increased by four percent to $827 per ounce in 2015 from $799 per ounce in 2014 mainly due to a 35,000-ounce decrease in production partially offset by a decrease in consumable store costs, contractor costs, fuel costs and service related costs.

In the DRC, at Kibali, total cash costs increased by $31 per ounce, or five percent, to $609 per ounce in 2015 from $578 per ounce in 2014 mainly due to an increase in contractor and store costs, partially offset by a 52,000-ounce increase in production.

In the Americas, total cash costs decreased by $100 per ounce, or 15 percent, to $576 per ounce in 2015 from $676 per ounce in 2014. The decrease was mainly due to a decrease in all costs and a 46,000-ounce increase in production.

In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs decreased by $126 per ounce, or 20 percent, to $518 per ounce in 2015 from $644 per ounce in 2014 primarily due to a 18,000-ounce increase in production and a decrease in all costs. At Serra Grande total cash costs decreased by 15 percent or $113 per ounce to $635 per ounce in 2015 as compared to $748 per ounce in 2014 due to a decrease in all costs partially offset by a 4,000 ounces decrease in production. In Argentina at Cerro Vanguardia, total cash costs decreased to $625 per ounce in 2015 from $692 per ounce in 2014 primarily due to a 32,000 ounces increase in production partially offset by higher salaries and wages costs.

In Australia, total cash costs decreased by $102 per ounce, or 13 percent, to $702 per ounce in 2015 from $804 per ounce in 2014 primarily due to a decrease in all costs due to the weakening of the Australian Dollar partially offset by a 59,000 ounces decrease in production.

In Australia, at Sunrise Dam, total cash costs decreased by $135 per ounce, or 12 percent, to $970 per ounce in 2015 compared to $1,105 per ounce in 2014, mainly due to a decrease in all costs and the weakening of the Australian Dollar partially offset by a 46,000-ounce decrease in production. At Tropicana total cash costs decreased by $53 per ounce, or 10 percent, to $492 per ounce in 2015 compared to $545 per ounce in 2014, mainly due to a decrease in fuel costs and the weakening of the Australian Dollar. The decrease was partially offset by a 14,000 ounces decrease in production.

Overall the company’s total cash costs decreased by $73 per ounce, or nine percent, to $712 per ounce in 2015 compared to $785 per ounce in 2014. Most of this decrease is due to, weaker local currencies of $90 per ounce and acquisitions and disposals of $17 per ounce, offset by higher inflation of $30 per ounce.

Comparison of all-in sustaining costs in 2014 with 2013

All-in sustaining costs per ounce (excluding stockpile impairments) in South Africa decreased by $56 per ounce, or five percent, to $1,064 per ounce in 2014 from $1,120 per ounce in 2013. The decrease was a result of a decrease in total sustaining capital expenditure and the weakening of the rand. The decrease was partially offset by a decrease in gold sold of 79,000 ounces in 2014 over 2013.

In Continental Africa, all-in sustaining costs (excluding stockpile impairments) decreased by $234 per ounce, or 19 percent, to $968 per ounce in 2014 from $1,202 per ounce in 2013. This decrease was mainly due to a decrease in cost of sales, total sustaining capital expenditure and a 153,000-ounce increase in gold sold from 1,462,000 ounces in 2013 to 1,615,000 ounces in 2014. The decrease was partially offset by an increase in associates and equity joint ventures’ share of costs and a decrease in amortisation.

In the Americas, all-in sustaining costs (excluding stockpile impairments) decreased by $37 per ounce, or four percent, to $974 per ounce in 2014 from $1,011 per ounce in 2013. This decrease was mainly due to an increase of 12,000 ounces, or two percent, in gold sold in 2014 partially offset by an increase in costs of sales.

In Australia, all-in sustaining costs decreased by $390 per ounce, or 28 percent, to $986 per ounce in 2014 from $1,376 per ounce in 2013, mainly due to an increase in gold sold which was partially offset by an increase in costs. This was mainly due to Tropicana’s ramp up for the full year of production in 2014.

Comparison of all-in costs in 2014 with 2013

All-in costs per ounce (excluding stockpile impairments) in South Africa decreased by $131 per ounce, or 11 percent, to $1,107 per ounce in 2014 from $1,238 per ounce in 2013. The decrease was a result of a decrease in all-in sustaining costs, non-sustaining project capex and the weakening of the rand. The decrease was partially offset by a decrease in gold sold of 79,000 ounces in 2014 over 2013.

In Continental Africa, all-in costs (excluding stockpile impairments) decreased by $433 per ounce, or 28 percent, to $1,105 per ounce in 2014 from $1,538 per ounce in 2013. This decrease was mainly due to a decrease in all-in sustaining costs, non-sustaining project capex, non-sustaining exploration and study costs and a 153,000-ounce increase in gold sold from 1,462,000 ounces in 2013 to 1,615,000 ounces in 2014.

In the Americas, all-in costs (excluding stockpile impairments) decreased by $104 per ounce, or nine percent, to $1,108 per ounce in 2014 from $1,212 per ounce in 2013.

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

In Continental Africa, total cash costs decreased by $86 per ounce, or 10 percent, to $783 per ounce in 2014 from $869 per ounce in 2013. The decrease was mainly due to a 137,000-ounce increase in production.

Total cash costs at Geita, in Tanzania, increased by $84 per ounce, or 16 percent, from $515 per ounce in 2013 to $599 per ounce in 2014. This was mainly due to the utilisation of higher cost ore stockpiles.

In Mali, at Morila, total cash costs increased by $389 per ounce, or 50 percent, to $1,162 per ounce in 2014 compared to $773 per ounce in 2013, mainly due to lower production and an increase in contractor costs. At Sadiola, total cash costs decreased by $306 per ounce, or 23 percent, from $1,334 per ounce in 2013 to $1,028 per ounce in 2014. This decrease was primarily due to a decrease in contractor costs. Total cash costs at Yatela decreased by $92 per ounce, or six percent, from $1,530 per ounce in 2013 to $1,438 per ounce in 2014 mainly due to a decrease in all the costs which was partially offset by lower production.

In Ghana, at Obuasi, total cash costs decreased by $320 per ounce, or 23 percent, in 2014 to $1,086 per ounce compared to $1,406 per ounce in 2013 mainly due to a decrease in all the costs due to the transition to a limited operating state. At Iduapriem, in Ghana, total cash costs increased marginally to $865 per ounce in 2014 compared to $861 per ounce in 2013 mainly due to decreased production which was partially offset by a decrease in salaries, consumable store costs, power costs and contractor costs. At Siguiri, in Guinea, total cash costs decreased by $119 per ounce, or 13 percent, to $799 per ounce in 2014 from $918 per ounce in 2013 mainly due to an increase in production and a decrease in consumable store costs, contractor costs and service related costs.

In the DRC, at Kibali, total cash costs increased by $107 per ounce, or 23 percent, to $578 per ounce in 2014 from $471 per ounce in 2013 mainly due to an increase in all the costs partially offset by an increase in production. The increase in production and costs are due to Kibali’s ramp up to the full year of production in 2014.

In the Americas, total cash costs increased by $23 per ounce, or four percent, to $676 per ounce in 2014 from $653 per ounce in 2013. The increase was mainly due to an increase in consumable store costs, contractor costs offset by a 15,000-ounce increase in production.

In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs decreased marginally to $644 per ounce in 2014 from $646 per ounce in 2013 primarily due to higher production partially offset by an increase in consumable store costs. At Serra Grande total cash costs increased by $29 per ounce, or four percent, to $748 per ounce in 2014 as compared to $719 per ounce in 2013 due to an increase in service related costs and a decrease in production. In Argentina at Cerro Vanguardia, total cash costs increased by $70 per ounce, or 11 percent, to $692 per ounce in 2014 from $622 per ounce in 2013 primarily due to an increase in contractor costs and service related costs partially offset by higher production.

In Australia, total cash costs decreased by $243 per ounce, or 23 percent, to $804 per ounce in 2014 from $1,047 per ounce in 2013.

In Australia, at Sunrise Dam, total cash costs decreased to $1,105 per ounce in 2014 compared to $1,110 per ounce in 2013, mainly due to the weakening of the Australian Dollar. The decrease was partially offset by a decrease in production. At Tropicana total cash costs decreased to $545 per ounce in 2014 compared to $568 per ounce in 2013, mainly due to an increase in production and the weakening of the Australian Dollar. The decrease was partially offset by an increase in consumable store costs, power costs, contractor costs and service related costs. The increase in production and costs was mainly due to Tropicana’s ramp up to the full year of production in 2014.

Overall the company’s total cash costs decreased by $51 per ounce, or six percent, to $785 per ounce in 2014 compared to $836 per ounce in 2013. Of this decrease, weaker local currencies accounted for $58 per ounce and acquisitions and disposals accounted for $26 per ounce, offset by higher inflation of $44 per ounce.

Reconciliation of all-in sustaining costs and all-in costs to cost of sales per the financial statements

During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides in this annual report on Form 20-F, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is an extension of the existing “total cash cost” metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold. “All-in cost” includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in cost per ounce” is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

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

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to all-in sustaining costs, all-in costs, total cash costs and total production costs for each of the three years in the period ended 31 December 2015 is presented below. In addition, the company has provided below detail of the attributable ounces of gold produced and sold by mine for each of those periods.

For the year ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	148	260	408	251	230	481	194	-	1,083	(2)
Amortisation of tangible and intangible assets	(24)	(47)	(71)	(53)	(40)	(93)	(17)	-	(181)	(9)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	77
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	(1)
Total sustaining capital expenditure	21	46	66	59	28	87	17	8	178	3
All-in sustaining costs	145	259	403	257	218	475	194	9	1,081	68
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	8
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	145	259	403	257	218	475	194	9	1,081	76
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	145	259	403	257	218	475	194	8	1,080	76
All-in sustaining costs	145	259	403	257	218	475	194	9	1,081	68
Non-sustaining project capital expenditure	-	2	2	26	-	26	-	-	28	-
Technology improvements	-	-	-	-	-	-	-	15	15	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	11
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	17
All-in costs	145	261	405	283	218	501	194	24	1,124	96
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	8
All-in costs adjusted for non-controlling interests and non-gold producing companies	145	261	405	283	218	501	194	24	1,124	104
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	145	261	405	283	218	501	194	23	1,123	104
Gold sold - oz (000)(3)	118	254	371	219	209	428	193	13	1,005	-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,226	1,018	1,084	1,170	1,044	1,108	1,006	-	1,088	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,226	1,024	1,088	1,290	1,044	1,170	1,006	-	1,131	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3)	Attributable portion.

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

For the year ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	119	202	322	191	185	376	176	-	874	(9)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	9
Total cash costs adjusted for non-controlling interests and non-gold producing companies	119	202	322	191	185	376	176	-	874	-
Retrenchment costs	2	3	4	2	1	3	-	-	7	-
Rehabilitation and other non-cash costs	3	8	11	5	4	9	1	-	21	(1)
Amortisation of tangible assets	22	42	65	49	35	84	15	-	164	5
Amortisation of intangible assets	2	4	7	4	4	8	2	-	17	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	148	259	409	251	229	480	194	-	1,083	7
Gold produced – oz (000) (3)	117	254	371	219	209	428	193	12	1,004	-
Total cash costs per unit – $/oz(4)	1,014	798	867	874	883	879	912	-	881	-
Total production costs per unit – $/oz(4)	1,258	1,025	1,099	1,146	1,098	1,122	1,007	-	1,091	-

For the year ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Cost of sales per financial statements	-	219	64	280	-	-	404	2	969
Amortisation of tangible and intangible assets	-	(32)	(22)	(26)	-	-	(148)	(2)	(230)
Adjusted for decommissioning amortisation	-	-	4	2	-	-	3	-	9
Associates and equity accounted joint ventures’ share of costs(2)	179	-	-	-	35	56	-	-	270
Inventory writedown to net realisable value and other stockpile adjustments	-	2	-	-	2	-	3	-	7
Sustaining exploration and study costs	-	1	16	6	-	-	7	1	31
Total sustaining capital expenditure	7	15	3	29	5	4	116	1	180
All-in sustaining costs	186	205	65	291	42	60	385	2	1,236
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(44)	-	-	-	-	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	186	205	65	247	42	60	385	2	1,192
Adjusted for stockpile write-offs	-	(12)	-	-	(2)	-	(3)	-	(17)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	186	193	65	247	40	60	382	2	1,175
All-in sustaining costs	186	205	65	291	42	60	385	2	1,236
Non-sustaining project capital expenditure	117	-	20	-	-	(2)	-	-	135
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	2
Care and maintenance costs	-	-	67	-	-	-	-	-	67
Corporate and social responsibility costs not related to current operations	-	-	1	-	-	-	-	-	1
All-in costs	304	205	153	292	42	58	385	2	1,441
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(44)	-	-	-	-	(44)
All-in costs adjusted for non-controlling interests and non-gold producing companies	304	205	153	248	42	58	385	2	1,397
Adjusted for stockpile write-offs	-	(12)	-	-	(2)	-	(3)	-	(17)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	304	193	153	248	40	58	382	2	1,380
Gold sold – oz (000)(3)	290	190	56	256	49	69	531	-	1,441
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	642	1,020	1,185	965	815	886	717	-	815
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	1,051	1,020	2,750	969	815	852	717	-	957

For the year ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	192	51	248	-	-	253	(1)	743
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(37)	-	-	-	-	(37)
Associates and equity accounted joint ventures’ share of total cash costs(2)	176	-	-	-	34	57	-	-	267
Total cash costs adjusted for non-controlling interests and non-gold producing companies	176	192	51	211	34	57	253	(1)	973
Retrenchment costs	-	-	-	-	-	-	-	1	1
Rehabilitation and other non-cash costs	-	(4)	(12)	(1)	-	-	(3)	1	(19)
Amortisation of tangible assets	-	32	22	26	-	-	148	-	228
Amortisation of intangible assets	-	-	-	-	-	-	-	2	2
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(4)	-	-	-	-	(4)
Associates and equity accounted joint ventures’ share of total cash costs(2)	90	-	-	-	11	10	-	-	111
Total production costs adjusted for non-controlling interests and non-gold producing companies	266	220	61	232	45	67	398	3	1,292
Gold produced - oz (000) (3)	289	193	53	255	49	69	527	-	1,435
Total cash costs per unit - $/oz(4)	609	995	966	827	698	818	480	-	678
Total production costs per unit - $/oz(4)	920	1,142	1,159	912	924	959	756	-	900

For the year ended 31 December 2015

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	239	266	20	525	244	335	137	3	719
Amortisation of tangible and intangible assets	(25)	(88)	(4)	(117)	(58)	(125)	(57)	-	(240)
Adjusted for decommissioning amortisation	-	3	-	3	1	-	-	-	1
Corporate administration and marketing related to current operations	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	3	1	5
Sustaining exploration and study costs	1	8	6	15	3	2	2	9	16
Total sustaining capital expenditure	29	48	1	78	67	89	33	1	190
All-in sustaining costs	244	237	23	504	257	303	118	14	692
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(19)	-	-	(9)	(28)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	244	237	23	504	238	303	118	5	664
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	237	23	504	238	302	114	5	659
All-in sustaining costs	244	237	23	504	257	303	118	14	692
Non-sustaining project capital expenditure	-	-	-	-	-	-	-	6	6
Non-sustaining exploration and study costs	-	-	6	6	-	2	-	41	43
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	7	-	1	8
All-in costs	244	237	29	510	257	312	118	62	749
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(19)	-	-	-	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	244	237	29	510	238	312	118	62	730
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	237	29	510	238	311	114	62	725
Gold sold – oz (000)(3)	221	354	-	575	273	423	133	-	829
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	1,110	671	-	875	873	712	861	-	792
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	1,110	671	-	886	874	733	865	-	885

For the year ended 31 December 2015

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	210	169	14	393	188	218	84	2	492
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(14)	-	-	-	(14)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	210	169	14	393	174	218	84	2	478
Retrenchment costs	-	-	-	-	1	2	-	-	3
Rehabilitation and other non-cash costs	1	3	-	4	1	(10)	(6)	-	(15)
Amortisation of tangible assets	25	88	4	117	58	113	52	-	223
Amortisation of intangible assets	-	-	1	1	-	12	5	-	17
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(5)	-	-	-	(5)
Total production costs adjusted for non-controlling interests and non-gold producing companies	236	260	19	515	229	335	135	2	701
Gold produced – oz (000) (3)	216	344	-	560	278	421	132	-	831
Total cash costs per unit – $/oz(4)	970	492	-	702	625	518	635	-	576
Total production costs per unit – $/oz(4)	1,089	755	-	919	825	796	1,025	-	845

For the year ended 31 December 2015

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

TOTAL
All-in sustaining costs
Cost of sales per financial statements	3,294
Amortisation of tangible and intangible assets	(777)
Adjusted for decommissioning amortisation	13
Corporate administration and marketing related to current operations	78
Associates and equity accounted joint ventures’ share of costs	270
Inventory writedown to net realisable value and other stockpile adjustments	12
Sustaining exploration and study costs	62
Total sustaining capital expenditure	629
All-in sustaining costs	3,581
Adjusted for non-controlling interests and non-gold producing companies	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	3,517
Adjusted for stockpile write-offs	(23)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	3,494
All-in sustaining costs	3,581
Non-sustaining project capital expenditure	169
Technology improvements	16
Non-sustaining exploration and study costs	62
Care and maintenance costs	67
Corporate and social responsibility costs not related to current operations	26
All-in costs	3,921
Adjusted for non-controlling interests and non-gold producing companies	(55)
All-in costs adjusted for non-controlling interests and non-gold producing companies	3,866
Adjusted for stockpile write-offs	(23)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	3,843
Gold sold – oz (000)	3,838
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz	910
All-in cost per unit (excluding stockpile write-offs) – $/oz	1,001

For the year ended 31 December 2015

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

TOTAL
Total cash costs
Total cash costs per financial statements	2,493
Adjusted for non-controlling interests, non-gold producing companies and other(1)	(42)
Associates and equity accounted joint ventures’ share of total cash costs	267
Total cash costs adjusted for non-controlling interests and non-gold producing companies	2,718
Retrenchment costs	11
Rehabilitation and other non-cash costs	(10)
Amortisation of tangible assets	737
Amortisation of intangible assets(2)	40
Adjusted for non-controlling interests, non-gold producing companies	(9)
Associates and equity accounted joint ventures’ share of total cash costs(3)	111
Total production costs adjusted for non-controlling interests and non-gold producing companies	3,598
Gold produced – oz (000)	3,818
Total cash costs per unit – $/oz	712
Total production costs per unit – $/oz	942

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	94	201	217	512	313	268	581	231	-	1,324	-
Amortisation of tangible and intangible assets	(8)	(50)	(50)	(107)	(71)	(58)	(129)	(22)	1	(258)	(7)
Adjusted for decommissioning amortisation	1	-	-	1	-	-	-	1	(2)	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	85
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	1
Total sustaining capital expenditure	7	26	44	76	65	35	100	46	7	230	5
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	94	177	211	482	307	245	552	256	8	1,298	90
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	211	482	307	245	552	256	7	1,297	90
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Non-sustaining project capital expenditure	-	-	2	2	32	-	32	-	-	34	-
Technology improvements	-	-	-	-	-	-	-	-	19	19	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	5
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	7
All-in costs	94	177	213	484	339	245	584	256	27	1,351	96
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in costs adjusted for non-controlling interests and non-gold producing companies	94	177	213	484	339	245	584	256	27	1,351	102
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	213	484	339	245	584	256	26	1,350	102
Gold sold - oz (000)(3)	78	140	234	452	313	232	544	223	3	1,223	-
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	1,185	1,256	903	1,061	981	1,059	1,014	1,153	-	1,064	-
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	1,185	1,256	909	1,064	1,085	1,059	1,074	1,153	-	1,107	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3)	Attributable portion.

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

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	84	144	160	388	233	205	438	210	(1)		1,035	(8)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-		-	-	7
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-		-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	84	144	160	388	233	205	438	210		(1)	1,035	(1)
Retrenchment costs	2	5	3	9	4	3	7	-		(1)	16	-
Rehabilitation and other non-cash costs	1	3	4	8	4	3	8	-		1	16	-
Amortisation of tangible assets	6	47	46	100	65	54	119	20		1	239	5
Amortisation of intangible assets	1	2	4	8	5	4	9	2		1	19	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	94	201	217	513	311	269	581	232		1	1,325	7
Gold produced - oz (000) (3)	78	141	234	453	313	232	544	223		3	1,223	-
Total cash costs per unit – $/oz(4)	1,074	1,023	685	857	746	882	804	941		-	849	-
Total production costs per unit – $/oz(4)	1,208	1,431	928	1,132	1,001	1,159	1,068	1,040		-	1,087	-

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	192	303	314	-	-	-	26	403	5	1,243
Amortisation of tangible and intangible assets	-	(24)	(19)	(32)	-	-	-	-	(99)	(4)	(178)
Adjusted for decommissioning amortisation	-	-	1	4	-	-	-	-	2	(1)	6
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	133	-	-	-	51	89	20	-	-	1	294
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	-	8
Sustaining exploration and study costs	-	-	13	2	-	1	-	-	2	(1)	17
Total sustaining capital expenditure	3	21	43	30	6	6	-	1	129	1	240
All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	136	189	341	270	57	96	28	27	437	2	1,583
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	136	189	341	270	57	96	20	25	428	2	1,564
All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Non-sustaining project capital expenditure	176	-	38	-	-	-	-	-	-	-	214
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	-	7
All-in costs	314	189	379	323	57	96	28	27	437	2	1,852
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in costs adjusted for non-controlling interests and non-gold producing companies	314	189	379	275	57	96	28	27	437	2	1,804
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	314	189	379	275	57	96	20	25	428	2	1,785
Gold sold - oz (000)(3)	233	185	248	294	44	85	11	34	481	-	1,615
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(4)	588	1,020	1,374	917	1,298	1,133	1,795	719	890	-	968
All-in cost per unit (excluding stockpile write-offs) – $/oz(4)	1,351	1,020	1,530	933	1,298	1,133	1,795	719	890	-	1,105

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	153	264	273	-	-	-	25	286	-	1,001
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(41)	-	-	-	-	-	-	(41)
Associates and equity accounted joint ventures’ share of total cash costs(2)	137	-	-	-	51	87	16	-	-	-	291
Total cash costs adjusted for non-controlling interests and non-gold producing companies	137	153	264	232	51	87	16	25	286	-	1,251
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	6	15	5	-	-	-	-	7	-	33
Amortisation of tangible assets	-	24	19	32	-	-	-	-	99	-	174
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(6)	-	-	-	-	-	-	(6)
Associates and equity accounted joint ventures’ share of total cash costs(2)	67	-	-	-	8	25	4	-	-	-	104
Total production costs adjusted for non-controlling interests and non-gold producing companies	204	183	298	263	59	112	20	25	393	4	1,561
Gold produced - oz (000) (3)	237	177	243	290	44	85	11	33	477	-	1,597
Total cash costs per unit - $/oz(4)	578	865	1,086	799	1,162	1,028	1,438	752	599	-	783
Total production costs per unit - $/oz(4)	860	1,035	1,223	909	1,343	1,329	1,760	756	821	-	977

For the year ended 31 December 2014

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	344	296	20	660	222	362	156	5	745
Amortisation of tangible and intangible assets	(47)	(98)	(5)	(150)	(33)	(107)	(49)	(1)	(190)
Adjusted for decommissioning amortisation	-	3	-	3	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	3	6	9	2	8	1	10	21
Total sustaining capital expenditure	31	59	1	91	58	127	38	1	224
All-in sustaining costs	328	263	22	613	249	392	146	16	803
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(19)	-	-	(16)	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	328	263	22	613	230	392	146	-	768
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	22	613	230	391	146	-	767
All-in sustaining costs	328	263	22	613	249	392	146	16	803
Non-sustaining project capital expenditure	-	-	-	-	-	-	-	1	1
Non-sustaining exploration and study costs	-	-	7	7	-	1	-	71	72
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	14	2	1	17
All-in costs	328	263	29	620	249	407	148	89	893
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(19)	-	-	(1)	(20)
All-in costs adjusted for non-controlling interests and non-gold producing companies	328	263	29	620	230	407	148	88	873
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	29	620	230	406	148	88	872
Gold sold - oz (000)(3)	271	350	-	622	246	404	138	-	788
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,214	752	-	986	938	966	1,062	-	974
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,214	752	-	998	938	1,004	1,078	-	1,108

For the year ended 31 December 2014

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	289	195	14	498	184	260	102	(1)		545
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(14)	-	-		-	(14)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-		-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	289	195	14	498	170	260	102		(1)	531
Retrenchment costs	-	-	1	1	2	3	-		1	6
Rehabilitation and other non-cash costs	4	9	-	13	5	(7)	-		6	4
Amortisation of tangible assets	47	98	4	149	32	101	48		1	182
Amortisation of intangible assets	-	-	1	1	-	6	1		-	7
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(3)	-	-		(6)	(9)
Total production costs adjusted for non-controlling interests and non-gold producing companies	340	302	20	662	206	363	151		1	721
Gold produced - oz (000) (3)	262	358	-	620	246	403	136		-	785
Total cash costs per unit - $/oz(4)	1,105	545	-	804	692	644	748		-	676
Total production costs per unit - $/oz(4)	1,301	845	-	1,070	842	902	1,113		-	918

For the year ended 31 December 2014

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

TOTAL
All-in sustaining costs
Cost of sales per financial statements	3,972
Amortisation of tangible and intangible assets	(783)
Adjusted for decommissioning amortisation	10
Corporate administration and marketing related to current operations	88
Associates and equity accounted joint ventures’ share of costs	294
Inventory writedown to net realisable value and other stockpile adjustments	11
Sustaining exploration and study costs	47
Total sustaining capital expenditure	790
All-in sustaining costs	4,429
Adjusted for non-controlling interests and non-gold producing companies	(77)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	4,352
Adjusted for stockpile write-offs	(22)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	4,330
All-in sustaining costs	4,429
Non-sustaining project capital expenditure	249
Technology improvements	19
Non-sustaining exploration and study costs	91
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	24
All-in costs	4,812
Adjusted for non-controlling interests and non-gold producing companies	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	4,750
Adjusted for stockpile write-offs	(22)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	4,728
Gold sold - oz (000)	4,244
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	1,020
All-in cost per unit (excluding stockpile write-offs) - $/oz	1,114

For the year ended 31 December 2014

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

TOTAL
Total cash costs
Total cash costs per financial statements	3,071
Adjusted for non-controlling interests, non-gold producing companies and other(1)	(48)
Associates and equity accounted joint ventures’ share of total cash costs	291
Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,314
Retrenchment costs	24
Rehabilitation and other non-cash costs	66
Amortisation of tangible assets	749
Amortisation of intangible assets(2)	34
Adjusted for non-controlling interests, non-gold producing companies	(15)
Associates and equity accounted joint ventures’ share of total cash costs(3)	104
Total production costs adjusted for non-controlling interests and non-gold producing companies	4,276
Gold produced - oz (000)	4,221
Total cash costs per unit - $/oz	785
Total production costs per unit - $/oz	1,013

For the year ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	103	215	240	558	347	262	609	226	-	1,393	1
Amortisation of tangible and intangible assets	(8)	(43)	(60)	(111)	(82)	(51)	(133)	(9)	-	(253)	(9)
Adjusted for decommissioning amortisation	(1)	1	1	1	-	-	-	-	-	1	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	5	5	168
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-	2
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	(1)
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	14	50	78	142	95	59	154	16	-	312	9
All-in sustaining costs	108	223	259	590	360	270	630	233	6	1,459	168
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	108	223	259	590	360	270	630	233	6	1,459	168
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	108	223	259	590	360	270	630	233	5	1,458	169
All-in sustaining costs	108	223	259	590	360	270	630	233	6	1,459	168
Non-sustaining project capital expenditure	-	1	39	40	76	1	77	23	(1)	139	(1)
Technology improvements	-	-	-	-	-	-	-	-	14	14	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	6
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	16
All-in costs	108	224	298	630	436	271	707	256	19	1,612	189
All-in costs adjusted for non-controlling interests and non-gold producing companies	108	224	298	630	436	271	707	256	19	1,612	189
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	108	224	298	630	436	271	707	256	18	1,611	190
Gold sold - oz (000)(3)	83	178	212	472	354	235	589	240	-	1,302	-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,305	1,255	1,223	1,249	1,016	1,149	1,069	969	-	1,120	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,305	1,262	1,406	1,334	1,230	1,152	1,199	1,064	-	1,238	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3)	Attributable portion.

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

For the year ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	91	163	169	423	255	216	471	213	-	1,107	(7)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	6
Total cash costs adjusted for non-controlling interests and non-gold producing companies	91	163	169	423	255	216	471	213	-	1,107	(1)
Retrenchment costs	3	5	6	14	7	6	13	-	-	27	-
Rehabilitation and other non-cash costs	1	4	6	11	3	(10)	(7)	3	-	7	(1)
Amortisation of tangible assets	7	41	57	105	77	47	124	8	-	237	6
Amortisation of intangible assets	1	3	3	7	5	3	8	-	-	15	2
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	103	216	241	560	347	262	609	224	-	1,393	6
Gold produced - oz (000) (3)	83	178	212	472	354	235	589	240	-	1,302	-
Total cash costs per unit - $/oz(4)	1,100	918	797	895	719	920	800	883	-	850	-
Total production costs per unit - $/oz(4)	1,252	1,210	1,138	1,185	978	1,117	1,034	933	-	1,070	-

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

									.
All-in sustaining costs
Cost of sales per financial statements	-	226	425	324	-	-	-	49	346	23	1,393
Amortisation of tangible and intangible assets	-	(30)	(50)	(27)	-	-	-	(6)	(120)	(6)	(239)
Adjusted for decommissioning amortisation	-	1	1	3	-	-	-	-	1	-	6
Corporate administration and marketing related to current operations	-	-	1	-	-	-	-	-	-	2	3
Associates and equity accounted joint ventures’ share of costs(2)	21	-	-	-	47	118	46	-	-	-	232
Inventory writedown to net realisable value and other stockpile adjustments	-	83	4	-	-	16	-	24	89	-	216
Sustaining exploration and study costs	-	1	6	18	-	2	-	1	11	-	39
Total sustaining capital expenditure	-	22	154	27	13	11	-	5	146	1	379
All-in sustaining costs	21	303	541	345	60	147	46	73	473	20	2,029
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(52)	-	-	-	-	-	(1)	(53)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	21	303	541	293	60	147	46	73	473	19	1,976
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	(16)	-	(24)	(89)	-	(216)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	21	220	537	293	60	131	46	49	384	19	1,760
All-in sustaining costs	21	303	541	345	60	147	46	73	473	20	2,029
Non-sustaining project capital expenditure	341	5	42	3	-	31	2	-	8	28	460
Non-sustaining exploration and study costs	1	-	-	9	-	-	-	-	-	30	40
All-in costs	363	308	583	357	60	178	48	73	481	78	2,529
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(54)	-	-	-	-	-	(9)	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	363	308	583	303	60	178	48	73	481	69	2,466
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	(16)	-	(24)	(89)	-	(216)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	363	225	579	303	60	162	48	49	392	69	2,250
Gold sold - oz (000)(3)	40	215	242	272	57	86	28	63	461	-	1,462
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	9,065	1,025	2,214	1,085	1,051	1,510	1,653	781	833	-	1,202
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	9,168	1,049	2,388	1,122	1,051	1,875	1,734	781	851	-	1,538

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	190	336	290	-	-	-	44	237	(3)	1,094
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(43)	-	-	-	-	-	-	(43)
Associates and equity accounted joint ventures’ share of total cash costs(2)	19	-	-	-	44	114	42	-	-	-	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	190	336	247	44	114	42	44	237	(3)	1,270
Retrenchment costs	-	5	30	-	-	-	-	-	-	3	38
Rehabilitation and other non-cash costs	-	7	4	4	-	-	-	(1)	-	7	21
Amortisation of tangible assets	-	30	50	27	-	-	-	6	105	18	236
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(5)	-	-	-	-	-	-	(5)
Associates and equity accounted joint ventures’ share of total cash costs(2)	9	-	-	-	4	5	4	-	-	-	22
Total production costs adjusted for non-controlling interests and non-gold producing companies	28	232	420	273	48	119	46	49	342	29	1,586
Gold produced – oz (000) (3)	40	221	239	268	57	86	27	63	459	-	1,460
Total cash costs per unit – $/oz(4)	471	861	1,406	918	773	1,334	1,530	691	515	-	869
Total production costs per unit – $/oz(4)	701	1,047	1,758	1,018	838	1,389	1,702	771	778	-	1,086

For the year ended 31 December 2013

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	366	64	19	449	199	374	133	3	709
Amortisation of tangible and intangible assets	(67)	(27)	(3)	(97)	(35)	(103)	(41)	(1)	(180)
Corporate administration and marketing related to current operations	-	-	1	1	-	6	-	1	7
Sustaining exploration and study costs	12	3	8	23	7	14	8	-	29
Total sustaining capital expenditure	39	25	5	69	61	118	36	-	215
All-in sustaining costs	350	65	30	445	232	409	136	3	780
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(18)	-	-	-	(18)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	350	65	30	445	214	409	136	3	762
All-in sustaining costs	350	65	30	445	232	409	136	3	780
Non-sustaining project capital expenditure	-	216	-	216	8	5	4	15	32
Non-sustaining exploration and study costs	-	-	9	9	-	6	-	114	120
Corporate and social responsibility costs not related to current operations	-	-	-	-	1	7	(3)	-	5
All-in costs	350	281	39	670	241	427	137	132	937
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(18)	-	-	-	(18)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	350	281	39	670	223	427	137	132	919
Gold sold - oz (000)(3)	265	58	-	323	236	399	141	-	776
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,321	1,113	-	1,376	912	1,023	970	-	1,011
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,321	4,850	-	2,073	947	1,069	971	-	1,212
		`

For the year ended 31 December 2013

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	306	38	14	358	162	253	99	1	515
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(12)	-	-	-	(12)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	306	38	14	358	150	253	99	1	503
Retrenchment costs	-	-	1	1	1	2	-	-	3
Rehabilitation and other non-cash costs	(4)	2	1	(1)	1	7	(4)	3	7
Amortisation of tangible assets	67	27	4	98	35	101	40	1	177
Amortisation of intangible assets	-	-	-	-	-	2	-	1	3
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(3)	-	-	(2)	(5)
Total production costs adjusted for non-controlling interests and non-gold producing companies	369	67	20	456	184	365	135	4	688
Gold produced – oz (000) (3)	276	66	-	342	241	391	138	-	770
Total cash costs per unit – $/oz(4)	1,110	568	-	1,047	622	646	719	-	653
Total production costs per unit – $/oz(4)	1,341	1,018	-	1,333	767	931	991	-	892

For the year ended 31 December 2013

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

TOTAL
All-in sustaining costs
Cost of sales per financial statements	3,947
Amortisation of tangible and intangible assets	(778)
Adjusted for decommissioning amortisation	6
Corporate administration and marketing related to current operations	184
Associates and equity accounted joint ventures’ share of costs	234
Inventory writedown to net realisable value and other stockpile adjustments	216
Sustaining exploration and study costs	90
Total sustaining capital expenditure	984
All-in sustaining costs	4,883
Adjusted for non-controlling interests and non-gold producing companies	(71)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	4,812
Adjusted for stockpile write-offs	(216)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	4,596
All-in sustaining costs	4,883
Non-sustaining project capital expenditure	846
Technology improvements	14
Non-sustaining exploration and study costs	175
Corporate and social responsibility costs not related to current operations	21
All-in costs	5,939
Adjusted for non-controlling interests and non-gold producing companies	(81)
All-in costs adjusted for non-controlling interests and non-gold producing companies	5,858
Adjusted for stockpile write-offs	(216)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	5,642
Gold sold - oz (000)	3,862
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	1,195
All-in cost per unit (excluding stockpile write-offs) - $/oz	1,466

For the year ended 31 December 2013

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

TOTAL
Total cash costs
Total cash costs per financial statements	3,067
Adjusted for non-controlling interests, non-gold producing companies and other(1)	(49)
Associates and equity accounted joint ventures’ share of total cash costs	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,237
Retrenchment costs	69
Rehabilitation and other non-cash costs	33
Amortisation of tangible assets	754
Amortisation of intangible assets(2)	24
Adjusted for non-controlling interests, non-gold producing companies	(11)
Associates and equity accounted joint ventures’ share of total cash costs(3)	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	4,129
Gold produced - oz (000)	3,874
Total cash costs per unit - $/oz	836
Total production costs per unit - $/oz	1,066

Capital expenditure Update

Total capital expenditure was $857 million in 2015 compared to $1,209 million in 2014. This represents a $352 million, or 29 percent, decrease from 2014. The decrease in capital expenditure during 2015 relates to reduced capital expenditure on existing operations ($177 million) and growth related projects ($175 million). Capital expenditure decreased at Cripple Creek & Victor by $111 million due to the mine being sold in August 2015, at Córrego do Sitió by $38 million due to capital savings mainly related to the Cuiaba tailings dam, at Obuasi by $59 million due to current operations reduced to limited operation status, at Kibali by $55 million due to the completion of the sulphide plant and infrastructure in 2014 and in the South Africa region by $58 million due to regulatory stoppages limiting access to working areas, Phase 1 project operational delays, deferral of equipment deliveries and slower than anticipated mechanised support installation. Capital expenditure also decreased due to the weakening of local currencies.

Total capital expenditure was $1,209 million in 2014 compared to $1,993 million in 2013. This represents a $784 million, or 39 percent, decrease from 2013. The decreased capital expenditure during 2014 relates to reduced capital expenditure on existing operations ($184 million) and growth related projects ( $600 million). Capital expenditure decreased at Tropicana by $182 million with the project being completed during 2013, in the South Africa region by $187 million due to timing of actual project spend and at Mponeng, a scheduled slippage occurred in the secondary support installation and consequent movement of construction activities and at Moab Khotsong, where the Zaaiplaats Phase 2 project was halted and the development contract was terminated. Capital expenditure also decreased at Kibali by $162 million with the completion of the initial phase of the project during 2013, at the Mongbwalu project by $26 million with the project being in closure mode, at Sadiola and Geita by $36 million and $25 million, respectively, due to the timing of the expenditure and at Obuasi by $114 million due to the revised strategy where the decline is completed while the current operations are reduced to limited operation status.

Comparison of financial performance on a segment basis for 2015, 2014 and 2013

The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2015		2014		2013
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
South Africa	1,132	27	1,527	29	1,810	33
Continental Africa	1,724	42	2,105	40	2,111	38
Australasia	666	16	785	15	441	8
Americas	967	23	1,004	19	1,100	20
	4,489		5,421		5,462
Less : Associates and equity accounted joint ventures included above	(474)	(11)	(469)	(8)	(290)	(5)
Continuing operations	4,015		4,952		5,172
Discontinued operations	137	3	266	5	325	6
	4,152	100	5,218	100	5,497	100

Assets

(in millions)	Year ended 31 December
	2015		2014		2013
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
South Africa	1,629	22	2,124	23	2,325	24
Continental Africa	3,121	43	3,239	36	3,391	35
Australasia	837	12	906	10	1,108	11
Americas	1,341	18	2,409	26	2,203	23
Other, including non-gold producing subsidiaries	356	5	456	5	647	7
Total assets	7,284	100	9,134	100	9,674	100

At 31 December 2015, 22 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 23 percent at the end of 2014. The remaining operations collectively accounted for approximately 78 percent of AngloGold Ashanti’s total assets at 31 December 2015 compared to 77 percent at the end of the same period in 2014.

At 31 December 2014, 23 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 24 percent at the end of 2013. The remaining operations collectively accounted for approximately 77 percent of AngloGold Ashanti’s total assets at 31 December 2014 compared to 76 percent at the end of the same period in 2013.

Comparison of financial performance in 2015, 2014 and 2013

Financial performance of AngloGold Ashanti	Year ended 31 December
(in millions)	2015	2014	2013
Gold income	4,015	4,952	5,172
Cost and expenses	(3,846)	(4,757)	(7,202)
Share of associates and joint ventures’ profit (loss)	88	(25)	(162)
Taxation (expense) benefit	(211)	(225)	237
Net profit attributable to non-controlling interests	15	19	30
Net profit (loss) attributable to equity shareholders - Continuing operations	31	(74)	(1,985)
Net (loss) profit attributable to equity shareholders - Discontinued operations	(116)	16	(245)

Comparison of financial performance in 2015 with 2014

Gold income

Gold income decreased by $937 million, or 19 percent, from $4,952 million in 2014 to $4,015 million in 2015. This decrease was due to the 395,000-ounce decrease in production from continuing operations, which resulted in a decrease in gold income of approximately $458 million, and the decrease in the average spot price of gold of $107 per ounce, or eight percent, from $1,266 per ounce during 2014 to $1,159 per ounce in 2015. The decrease in the price of gold resulted in a decrease in gold income of approximately $452 million.

Gold income from the South African operations in 2015 decreased by $395 million, or 26 percent, to $1,132 million from $1,527 million in 2014, mainly as a result of the decrease in production of 219,000 attributable ounces, primarily as a result of safety related stoppages across the regional portfolio as well as lower volumes and grade mined, which accounted for $253 million of the decrease in gold income. Gold income further decreased as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $131 million.

Gold income from the Continental Africa operations (including associates and equity accounted joint ventures) decreased by $381 million, or 18 percent, to $1,724 million in 2015 from $2,105 million in 2014, mainly as a result of the decrease in production of 163,000 attributable ounces, which resulted in a decrease of gold income of approximately $188 million. The decrease in production was mainly due to Obuasi moving into a limited operations phase in 2015. Gold income further decreased as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $171 million.

Gold income from Australia decreased by $119 per ounce, or 15 percent, from $785 million in 2014 to $666 million in 2015. The decrease was due to the 59,000-ounce decrease in production in 2015, which resulted in a decrease in gold income of approximately $69 million. The decrease in production was mainly as a result of lower grades mined at Sunrise Dam. Gold income further decreased as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $66 million.

Gold income from the Americas operations decreased by $37 per ounce, or four percent, from $1,004 million in 2014 to $967 million in 2015 mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $84 million. The decrease was partially offset by an increase in production of 46,000 attributable ounces, which resulted in an increase in gold income of approximately $53 million. The increase in production was mainly due to higher tonnes treated and higher grades mined at Cerro Vanguardia.

Cost and expenses

Production costs

Production costs decreased from $3,161 million in 2014 to $2,494 million in 2015, which represents a $667 million, or 21 percent decrease. The decrease was primarily due to a decrease in salaries and wages costs, stores and other consumables costs, fuel and power costs, contractor costs, service related costs, retrenchment costs and rehabilitation costs.

Labour costs decreased from $1,048 million in 2014 to $869 million in 2015, which represents $179 million, or 17 percent, decrease. In particular, labour costs decreased by $78 million at Obuasi in Ghana following the move to limited operations and by $66 million at the South African operations due to labour profile reduction and completion of Savuka integration project.

Consumable stores decreased from $607 million in 2014 to $519 million in 2015, which represents an $88 million, or 14 percent, decrease. The decrease was mainly due to the scaling down of operations at Obuasi in Ghana and cost saving initiatives.

Fuel and power costs decreased from $609 million in 2014 to $443 million in 2015, which represents a $166 million, or 27 percent, decrease. The decrease was mainly due to decreased mining at Obuasi following the move to limited operations during the first quarter of 2015 and the decrease in fuel prices.

Contractor costs for the group decreased from $505 million in 2014 to $460 million in 2015, which represents a $45 million, or nine percent, decrease. The decrease in contractor costs was primarily a result of the completion of open pit mining at Sunrise Dam in Australia and the weakening of the Australian dollar against the US dollar which resulted in a decrease of $32 million.

Service related costs decreased from $255 million in 2014 to $184 million in 2015, which represents a $71 million, or 28 percent, decrease. This decrease was mainly due to a decrease of services costs at the South African operations, at Obuasi, Serra Grande and Corrego do Sitio and other production costs at the South African operations and Australia. The decrease was partially offset by a reduction of Capital Ore Reserve Development credits at the South African operations and Obuasi in Ghana.

Retrenchment costs included in the production costs decreased from $24 million in 2014 to $11 million in 2015, which represents a $13 million, or 54 percent, decrease. Retrenchment costs recorded for the year ended 31 December 2015 resulted from the rationalisation of operations in the South African, Americas, Australia and Continental Africa regions.

Rehabilitation costs decreased from $66 million in 2014 to a credit of $10 million in 2015, which represents a $76 million decrease. The decrease was due to changes to cash flows, inflation rates and discount rates compared to 2014.

The weakening of local currencies against the US dollar further contributed to a decrease in production costs.

Exploration and evaluation costs

Exploration and evaluation costs decreased from $142 million in 2014 to $132 million in 2015, which represents a $10 million, or seven percent, decrease, mainly due to a decrease in prefeasibility expenditure at La Colosa in Colombia. For a discussion of AngloGold Ashanti’s exploration activities in 2015, see “Item 4B: Business Overview–Exploration review”.

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense decreased by $6 million, or one percent, to $777 million in 2015 from $783 million in 2014. Amortisation of tangible assets decreased by $12 million largely due to lower amortisation at the South African operations following fatalities and safety stoppages that impacted the production profile and depreciation charge, as well as lower production at Sunrise Dam and Tropicana. The decrease was partly offset by higher amortisation at Geita due to higher production and higher deferred stripping amortisation resulting from a change in mining strategy, higher deferred stripping amortisation at Cerro Vanguardia due to increased ore production, higher amortisation at Corrego do Sitio due to higher production, additional capital expenditure and lower Ore Reserves and higher amortisation at Iduapriem due to higher production. Amortisation of intangible assets is $6 million higher than 2014 due to the amortisation of software and licenses across the Brazilian operations.

Impairment and derecognition of assets

In 2015, AngloGold Ashanti recorded impairments and derecognition of goodwill, tangible and intangible assets amounting to $5 million, compared to net impairments amounting to $10 million in 2014. The $5 million related to the derecognition of assets not expected to generate cash flows at the South African operations. See “Item 18: Note 16–Tangible assets” and “Item 18: Note 17–Intangible assets”.

Finance costs and unwinding of obligations

Finance costs (net of amounts capitalised) decreased by $28 million, or 11 percent, to $223 million in 2015, compared to $251 million in 2014. The decrease was mainly due to a reduction of $17 million of interest attributable to the partially redeemed $1.25 billion 8.500 percent notes issued in July 2013 and $11 million attributable to interest on bank debt due to AngloGold Ashanti Australia Limited settling an existing A$600 million four-year revolving credit facility and entering into a new A$500 million five-year revolving credit facility during July 2014. Unwinding of obligations expense of $22 million was recorded in 2015 compared with $25 million in 2014 and relates mainly to the decrease in the decommissioning obligation in Australia and the restoration obligation in Ghana. See “Item 18: Note 8–Finance costs and unwinding of obligations”.

Other expenses

Expenses during 2015 include care and maintenance expenditure incurred at Obuasi in Ghana which was incurred when the mine transitioned to limited operations. During 2014, prior to transition, retrenchment costs of $210m were incurred at Obuasi.

The $1.25bn bonds which were partially redeemed during 2015 incurred a settlement premium of $61m and a fair value movement on the bonds of $83m was recognised in the income statement.

Share of associates and joint ventures’ profit (loss)

Share of associates and joint ventures’ profit (loss) changed from a loss of $25 million in 2014 to a profit of $88 million in 2015, mainly as a result of the increase in operating profits due to lower operating costs partially offset by a decrease in revenue due to lower production and gold price received. Net impairments decreased from a charge of $5 million in 2014 to a reversal of $24 million in 2015. Refer “Item 18: Note 9–Share of associates and joint ventures’ profit (loss)”.

Taxation

A taxation expense of $211 million was recorded in 2015, compared to an expense of $225 million in 2014. Charges for current tax in 2015 amounted to $192 million, compared to $170 million in 2014. The increase in the current tax charge in 2015 was mainly due to higher tax provisions in Geita, Brazil and Australia due to higher profits. Charges for deferred tax in 2015 amounted to a net deferred tax expense of $19 million compared to a net deferred tax expense of $55 million in 2014. The decrease in the deferred tax charge in 2015 is mainly due to lower deferred tax in South Africa (related to the change in estimated deferred tax rate and the weakening of the Rand) and First Uranium. Refer “Item 18: Note 13–Taxation”.

Discontinued operations

A loss of $116 million was recorded in 2015, compared to a profit of $16 million in 2014. The Cripple Creek & Victor operation in the United States has been accounted for as a discontinued operation. Refer “Item 18: Note 10–Discontinued operations”.

Comparison of financial performance in 2014 with 2013

Gold income

Gold income decreased by $220 million from $5,172 million in 2013 to $4,952 million in 2014, representing a four percent decrease over the period. This decrease was mainly due to the decrease in the average gold price received. The average spot price of gold was $1,266 per ounce during 2014, $145 per ounce, or 10 percent, lower than the average spot price of gold of $1,411 per ounce in 2013, which resulted in a decrease in gold income of approximately $562 million. The decrease was partially offset by the increase in production volume of 350,000 ounces from continuing operations, which resulted in an increase in gold income of approximately $444 million, mainly as a result of the production at Tropicana and Kibali.

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

Gold income from the Americas operations decreased from $1,100 million in 2013 to $1,004 million in 2014 mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of approximately $112 million. The decrease was partially offset by an increase in gold income as a result of an increase in production of 15,000 attributable ounces, which resulted in a decrease in gold income of approximately $19 million.

Cost and expenses

Production costs

Production costs decreased from $3,169 million in 2013 to $3,161 million in 2014, which represents a $8 million. The increase was primarily due to an increase in rehabilitation costs, power costs and service related costs. The increase was partially offset by a decrease in retrenchment costs, labour costs, consumable stores and contractor costs.

Rehabilitation costs increased from $33 million in 2013 to $66 million in 2014, which represents a $33 million increase. The increase was due to changes in cash flows, inflation rates and lower discount rates.

Power costs increased from $590 million in 2013 to $609 million in 2014. The increase was primarily in Australia due to increased production.

Service related costs increased by $287 million to $255 million in 2014 from a credit of $32 million in 2013. This increase was mainly due to Capital Ore Reserve Development credits reducing by $104 million at the South African operations and ore stockpile adjustments of $124 million in Continental Africa at Geita in Tanzania, Iduapriem in Ghana and Navachab in Namibia (sold June 2014).

Retrenchment costs included in the production costs decreased to $24 million in 2014 from $69 million in 2013. Retrenchment costs recorded for the year ended 31 December 2014 resulted from the rationalisation of operations in South African, Americas, Australia and Continental Africa regions.

Labour costs decreased from $1,182 million in 2013 to $1,048 million in 2014, which represents $134 million, or 11 percent, decrease. In particular, labour costs at Obuasi in Ghana decreased by $43 million following the move to limited operations and by $75 million at the South African operations due to rationalisation and restructuring.

Consumable stores decreased from $681 million in 2013 to $607 million in 2014, which represents a $74 million, or 11 percent decrease. The decrease was due to the sale of Navachab in Namibia, the scaling down of operations at Obuasi in Ghana, lower stores usage at Geita in Tanzania and cost saving initiatives.

Contractor costs for the group decreased from $608 million in 2013 to $505 million in 2014, which represents a $103 million, or 17 percent decrease. The decrease in contractor costs was primarily a result of the scaling down of operations at Obuasi in Ghana, completion of open pit mining at Sunrise Dam in Australia, new contractor rates at Iduapriem in Ghana and termination of contractor from May 2014 at Geita in Tanzania.

The weakening of local currencies against the US dollar and further attributed to a decrease in production costs.

Exploration and evaluation costs

Exploration and evaluation costs decreased from $250 million in 2013 to $142 million in 2014 mainly due to lower prefeasibility expenditure at La Colosa in Colombia as well as at Sunrise Dam in Australia, together with a decrease in exploration expenditure at Tropicana in Australia, the Colombian Region, Brazil, Mongbwalu in the Democratic Republic of the Congo, Solomon Islands, Siguiri and Geita in Tanzania. For a discussion of AngloGold Ashanti’s exploration activities in 2014, see “Item 4B: Business Overview–Exploration review”.

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense increased by $5 million or one percent, to $783 million in 2014 from $778 million in 2013. Amortisation of tangible assets decreased by $5 million largely due to the reduction in capital expenditure at Obuasi following the impending winding down of operations; lower amortisation at Geita following the impairment of assets in June 2013 and the reset of the amortisation lives; lower production at Sunrise Dam, partly offset by higher amortisation at Tropicana since production started in the fourth quarter of 2013. Amortisation of intangible assets is $10 million higher than 2013 due to the amortisation of software and licenses across South African and Americas operations.

Impairment and derecognition of assets

In 2014, AngloGold Ashanti recorded impairments and derecognition of goodwill, tangible and intangible assets amounting to $10 million, compared to net impairments amounting to $2,585 million in 2013. The $10 million related to the derecognition of assets not expected to generate cash flows at Obuasi ($3 million) and at South African operations ($1 million). As part of the stability agreement entered into in 2004, the Government of Ghana agreed to a corporate tax rate concession which was granted at a rate of 30 percent for the Ashanti business combination for 15 years from 2004. The 2014 business plan indicates that no tax payments are expected to be paid to the Government until 2019. As a result the tax rate concession of $6 million was fully impaired during 2014. See “Item 18: Note 16–Tangible assets” and “Item 18: Note 17–Intangible assets”.

Finance costs and unwinding of obligations

Finance costs (net of amounts capitalised) increased by $4 million to $251 million in 2014, compared to $246 million in 2013. The increase is mainly due to the $1.25 billion 8.500 percent notes issued in July 2013, Australian dollar syndicated revolving credit facility related to the Tropicana project which went into production during September 2013, and a net increase in the South Africa borrowings comprising finance costs on commercial papers and revolving credit facilities. The increases were offset by a decrease in the mandatory notes which were settled in September 2013, a decrease in the convertible bond settled in August 2013 and November 2013. Unwinding of obligations expense of $25 million was recorded in 2014 compared with $47 million in 2013 and relates mainly to the unwinding of the convertible bond settled in August 2013 and November 2013. See “Item 18: Note 8–Finance costs and unwinding of obligations”.

Share of associates and joint ventures’ loss

Share of associates and joint ventures’ loss decreased from $162 million in 2013 to $25 million in 2014, mainly as a result of the decrease in net impairments from $164 million in 2013 to $5 million in 2014.

During the year, Rand Refinery (Pty) Limited (Rand Refinery) identified a shortfall in the commodities that it warehouses for third parties and recognised the consequential expense in fulfilling its obligations to its depositors resulting in Rand Refinery financial results reporting a negative balance on shareholder’s equity. As a result AngloGold Ashanti recognised its equity portion of this reported loss of $51 million, reducing its equity investment to nil. In order to fund the fulfilment of Rand Refinery’s obligation to its depositors, the shareholders entered into a loan agreement. AngloGold Ashanti’s share was $44 million and this was assessed for recoverability given the negative shareholders balance in the reported results of Rand Refinery. An impairment loss of $21 million was recorded on the loan. External audit procedures performed subsequent to year end confirmed the gold gap at Rand Refinery has not increased. Therefore any additional loan funding requirements from shareholders was not envisaged at that stage. Refer “Item 18: Note 19–Investments in associates and joint ventures”.

Taxation

A taxation expense of $225 million was recorded in 2014, compared to a benefit of $237 million in 2013. Charges for current tax in 2014 amounted to $170 million, compared to $133 million in 2013. The increase in the current tax charge in 2014 was mainly due to the higher profit to revenue ratio in South Africa as a result of lower capital spend in 2014. Charges for deferred tax in 2014 amounted to a net deferred tax expense of $55 million compared to a net deferred tax benefit of $370 million in 2013. The increase in the deferred tax charge in 2014 is mainly due to the utilisation of tax losses in Australia as well as tax credits from impairment of assets in 2013 not repeated in 2014. Refer “Item 18: Note 13–Taxation”.

Discontinued operations

A profit of $16 million was recorded in 2014, compared to a loss of $245 million in 2013. The Cripple Creek & Victor operation in the United States has been accounted for as a discontinued operation. Refer “Note 10 – Discontinued operations” of the consolidated financial statements for additional information.

5B.	LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the company’s present requirements.

Operating activities

2015

Cash flows from operating activities were $1,139 million in 2015, $81 million, or seven percent, lower than the 2014 amount of $1,220 million. The decrease in cash flows provided by operations was mainly due to lower revenues from a lower gold price and production.

Net cash inflow from operating working capital items amounted to $89 million in 2015, compared with an inflow of $6 million in 2014.

2014

Cash flows from operating activities were $1,220 million in 2014, lower than the 2013 amount of $1,246 million. The decrease in cash flows provided by operations was mainly as a result of lower revenues from a lower gold price which more than offset the increase of 8 percent in production.

Net cash inflow from operating working capital items amounted to $6 million in 2014, compared with an outflow of $224 million in 2013.

Investing activities

2015

Investing activities in 2015 resulted in a net cash inflow of $80 million, an increase of $1,023 million from an outflow of $943 million in 2014. Capital expenditure decreased to $664 million in 2015 compared to $844 million in 2014. Capital expenditure decreased at the South African region by $58 million due regulatory stoppages, deferral of equipment deliveries as well as the slower than anticipated mechanised support installations and lower capital expenditure at Mine Waste Solutions. Capital expenditure decreased by $59 million at Obuasi due to the mine transitioning to limited operations. The change in mine strategy resulted in a decrease of $13 million in capital expenditure at Geita in Tanzania. Capital expenditure also decreased by $38 million at Corrego do Sitio due to capital savings mainly related to the Cuiaba tailings dam. Capital expenditure further decreased due to the weakening of local currencies against the US dollar. Proceeds from the sale of Cripple Creek & Victor, sold effective 3 August 2015, amounted to $819 million.

2014

Investing activities in 2014 resulted in a net cash outflow of $943 million, a decrease of $1,097 million from an outflow of $2,040 million in 2013. Capital expenditure decreased to $844 million in 2014 compared to $1,363 million in 2013. Capital expenditure decreased at Tropicana by $182 million with the project being completed during 2013, South Africa region by $187 million due to timing of actual project spend and at Mponeng, a scheduled slippage occurred in the secondary support installation and consequent movement of construction activities and at Moab Khotsong, the Zaaiplaats Phase 2 project was halted and the development contract was terminated. Capital expenditure also decreased by $114 million at Obuasi due to the revised strategy where the decline is completed and the mine transitioned to limited operations. Funding provided to associates and joint ventures decreased to $65 million in 2014 from $472 million in 2013 largely due to the completion of the work to establish operations at the Kibali joint venture operation.

Financing activities

2015

Cash flows from financing activities in the year ended 31 December 2015 amounted to a net outflow of $1,186 million, which is an increase of $765 million from an outflow of $421 million in the year ended 31 December 2014. Cash inflows from proceeds from borrowings in 2015 amounted to $421 million and included a $300 million drawdown on the $1.0 billion syndicated loan facility and $120 million in proceeds from the local borrowing facilities in South Africa.

Cash outflows from repayment of borrowings of $1,288 million during the year ended 31 December 2015 included the repayment of $779 million of the $1.25 billion 8.500 percent bonds due 2020, $200 million of the US$1.0 billion syndicated loan facility, $112 million of the local borrowing facility, $135 million of the A$600 million syndicated loan, $14 million of the R10bn Domestic Medium Term Note Programme (DMTNP) and $45 million in connection with other loans.

Bond settlement premium, RCF and bond transaction costs increased from $9 million in the year ended 31 December 2014 to $61 million in the year ended 31 December 2015. The increase was due to the premium and fees on the partial redemption of the $1.25 billion bonds 8.500 percent bonds due 2020.

Dividends paid to non-controlling interests decreased from $17 million in 2014 to $5 million in 2015. Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance.

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

Cash outflows from repayment of borrowings of $755 million during the year ended 31 December 2014 included the repayment of $547 million on the A$600 million syndicated loan, $171 million on the local borrowings facility, commercial paper and finance leases in South Africa, $25 million on short-term borrowings in Argentina and normal loan payments of $12 million.

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

There are some restrictions on the ability of the group to obtain funds from its subsidiaries by dividend or loan. As at 31 December 2015 the group had $48 million (2014: $8 million) in bank accounts in Argentina subject to regulatory approvals before such funds could be transmitted in the form of dividends or loan repayments. During 2015 the group was not able to remit funds from Argentina but subsequent to year-end has been able to remit $6 million.

AngloGold Ashanti’s cash and cash equivalents increased to $484 million at 31 December 2015 compared with $468 million at 31 December 2014. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At 31 December 2015, 80 percent of the company’s cash and cash equivalents were held in US dollars, eight percent were held in South African rands and 12 percent were held in other currencies.

During 2015 AngloGold Ashanti Australia entered into a long-term contract with APA Group to construct a pipeline for the delivery of natural gas to Sunrise Dam gold mine and to Tropicana gold mine. The contract contains embedded leases, which have been determined to incur interest at 6.75 percent, have maturities of 10 or 12 years and are Australian dollar-based.

During July 2015, the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF II) of R1.4 billion with Nedbank and ABSA Bank which is currently charged at JIBAR plus 1.65 percent per annum. It is anticipated that this facility will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. At 31 December 2015 the facility was undrawn. The facility matures in 2020.

During July 2014, AngloGold Ashanti Australia Limited settled an existing A$600 million four-year revolving credit facility and entered into a new A$500 million five year revolving credit facility with a syndication of banks. Interest is currently charged at BBSP plus 2 percent per annum. Each of AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc has guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and redrawn under the facility during its four year term. A commitment fee of 1 percent of the applicable margin is payable quarterly in arrears on the undrawn portion of the facility. An amount of $96 million was drawn down as at 31 December 2015. This facility will be used to fund general working capital requirements.

During July 2014, AngloGold Ashanti Holdings plc entered into a $1.0 billion five-year revolving credit facility with a syndicate of lenders which replaced its existing $1.0 billion revolving credit facility entered into in July 2012. Amounts repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus an initial margin of 1.5 percent per annum. The margin will subsequently be calculated by reference to the long term debt rating of the Parent. If the current status of BB+/Baa3 improves the interest margin will reduce and if the current rating worsens then the interest margin will increase.

During December 2014 the company drew down $100 million on the above facility. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc. and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers under the facility. A commitment fee of 0.525 percent is payable quarterly in arrears on the undrawn portion of the facility.

On 30 July 2012, the company completed an offering of $750 million aggregate principal amount of 5.125 percent notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the company. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited.

During July 2013, the company issued $1.25 billion aggregate principal amount of 8.500 percent notes at an issue price of 100 percent of the principal amount of the notes. The notes are unsecured and fully and unconditionally guaranteed by the group. The net proceeds from the offering of the notes were used for general corporate purposes, which included the repurchase of the 3.5 percent convertible bonds and the repayment of other indebtedness. During September 2015 the company partially redeemed $779m of its $1.25bn bonds.

During December 2013, the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF) of R1.5 billion ($144 million) with Nedbank and ABSA Bank which is currently charged at JIBAR plus 1.2 percent per annum. It is anticipated that this facility will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. At 31 December 2015 an amount of $65 million was drawn down. The facility matures in December 2018.

During December 2013, R750 million ($65 million) aggregate principal amount, unsecured notes were issued, due 2016 at JIBAR plus 1.75 percent. The objective of the ZAR RCF in conjunction with the issue of R750 million ($65 million) bonds was to provide a more permanent and reliable source of funds for AngloGold Ashanti’s South African operations and mitigate refinancing risk.

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2016 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity linked instruments.

Current borrowings

AngloGold Ashanti’s current borrowings decreased to $100 million at 31 December 2015 from $223 million at 31 December 2014. Included in the current borrowings at 31 December 2015, were:

•	$4 million payable under the Australian Gas Pipeline lease (interest charged at 6.75 percent per annum);
•	$15 million in interest payable under the $750 million 10-year bond (interest charged at 5.125 percent per annum; the bonds mature in August 2022 and are US dollar-based);
•	$49 million payable under the R750 million bonds issued December 2013 (interest charged at 3 month JIBAR plus 1.75 percent and is SA rand-based);
•

$12 million in interest payable under the $700 million 10-year and $300 million 30-year rated bonds issued April 2010 (interest charged at 5.375 percent and 6.50 percent, respectively, per annum; the bonds mature in April 2020 and April 2040, respectively, and are US dollar-based); and

•	$18 million under the $1.25 billion bonds issued on 30 July 2013 (interest charged at 8.50 percent per annum; the bonds mature on 30 July 2020 are US dollar-based).

Non-current borrowings

AngloGold Ashanti’s non-current borrowings decreased to $2,637 million at 31 December 2015 compared to $3,498 million at 31 December 2014. As at 31 December 2015, the company’s non-current borrowings included:

Unsecured loans:

•

$987 million outstanding under the $700 million 10-year and $300 million 30-year rated bonds issued April 2010 (interest charged at 5.375 percent and 6.50 percent, respectively, per annum; the bonds mature in April 2020 and April 2040, respectively, and are US dollar-based);

•	$741 million outstanding under the rated bonds issued July 2012 (interest charged at 5.125 percent per annum; the bonds mature in August 2022 and are US dollar-based);
•	$480 million outstanding under the $1.25 billion bonds issued on 30 July 2013 (interest charged at 8.50 percent per annum; the bonds mature on 30 July 2020 and are US dollar-based);
•	$64 million outstanding under the R1.5 billion syndicated loan facility (interest charged at JIBAR plus 1.2 percent per annum and is SA rand-based);
•

$96 million outstanding under the A$500 million syndicated revolving credit facility (interest charged at BBSY plus 2.0 percent per annum; the loan matures in July 2019 and is Australian dollar-based); and

•	$194 million outstanding under the $1 billion syndicated loan facility (interest charged at LIBOR plus 1.5 percent per annum; the facility matures on 17 July 2019 and is US dollar-based).

Secured capital leases:

•

$14 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly instalments terminating in March 2022, are SA rand-based and the buildings financed are used as security for these loans); and

•

$62 million is repayable under the Australian Gas Pipeline leases (Interest charged at an average rate of 6.75 percent per annum. Loans commenced in November and December 2015 and have maturities of 10 and 12 years, respectively. Loans are repayable in monthly instalments and are Australian dollar-based. The equipment financed is used as security for these loans).

As at 31 December 2015, AngloGold Ashanti’s total non-current borrowings, including the short-term portion maturing within 2016, was made up as follows:

$ (million)
Unsecured borrowings	2,658
Secured finance leases	79
Total borrowings	2,737
Less: Short-term maturities	100
Total non-current borrowings	2,637
Amounts falling due are scheduled as follows:
$ (million)
Within one year	100
Between one and two years	64
Between two and five years	1,495
After five years	1,078
Total	2,737
At 31 December 2015 the currencies in which the borrowings were denominated were as follows:
$ (million)
United States dollars	2,447
Australian dollars	158
South African rand	130
Brazillian real	2
Total	2,737
At 31 December 2015, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:
$ (million)
Syndicated revolving credit facility ($1.0 billion) – US dollar (entered into in July 2014)	800
Syndicated revolving credit facility (A$500 million) – Australian dollar (entered into in July 2014)	266
Syndicated revolving credit facility (R1.5 billion) – SA rand	33
Syndicated revolving credit facility (R1.4 billion) – SA rand	91
FirstRand Bank Limited – SA rand	32
Total undrawn facilities	1,222

AngloGold Ashanti had no other committed lines of credit as of 31 December 2015.

As of 31 December 2015, the company was in compliance with all debt covenants and provisions related to potential defaults.

See “Item 18: Note 37–Capital Management” and “Item 10C: Material Contracts”.

AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The Audit Committee also reviews these on a quarterly basis at its meetings.

Contractual commitments and contingencies

For a detailed discussion of commitments and contingencies, see note 35 to the consolidated financial statements “Contractual commitments and contingencies”.

As at 31 December 2015, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment (in millions)	Total amount $	Less than 1 year $	1 – 3 years $	4 – 5 years $	Over 5 years $
Capital expenditure (contracted and not yet contracted)(1)	917	383	534	-	-
Other commercial commitments(2)	656	568	68	18	2
Total	1,573	951	602	18	2

(1) Including commitments through contractual arrangements with equity accounted joint ventures of $27 million; and

(2) Excludes commitments through contractual arrangements with equity accounted joint ventures.

Recent developments

Subsequent events disclosed in “Item 18: Note 38–Subsequent events” include the following details:

Silicosis litigation

In the period from October 2012 to April 2014, AngloGold Ashanti received 1,256 individual summonses and particulars of claim relating to silicosis and/or other Occupational Lung Disease. All of these claims were filed in the South Gauteng High Court, Johannesburg, but were subsequently referred to arbitration on 9 October 2014.

On 4 March 2016, AngloGold Ashanti and Anglo American South Africa (“AASA”) entered into a settlement agreement with claimants’ counsel for the full and final settlement with no admission of liability of all individual claims brought against AngloGold Ashanti and 4,388 individual claims brought against AASA.

An independent trust has been set up to administer the allocation of the settlement amount on the basis of claimants’ employment and medical histories. AngloGold Ashanti and AASA will contribute in stages, toward a total amount of up to R464m (approximately $30m as at 31 December 2015), which will be placed in the independent trust.

The settlement agreement relates solely to individual claims and does not cover class actions.

Related party transactions

For a detailed discussion of related party transactions, see “Item 7B: Related Party Transactions”.

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

Use of estimates and making of assumptions

The most critical accounting estimates upon which AngloGold Ashanti’s financial reporting depends are those requiring estimates of Proven and Probable Ore Reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realisable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortisation are charged to earnings. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

Ore Reserve and life-of-mines

AngloGold Ashanti estimates on an annual basis its Ore Reserve at its mining operations. There are a number of uncertainties inherent in estimating quantities of Ore Reserves, including many factors beyond the company’s control. Estimates of Ore Reserve are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain Ore Reserves containing relatively lower grades of mineralisation uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect the Ore Reserve. The company uses its estimates of Ore Reserve to determine the unit basis for mine depreciation and closure rates, and to evaluate mine asset impairments. Changes in estimates of Ore Reserve could significantly affect these items. At least annually, the company reviews mining schedules, production levels and asset lives in the company’s life-of-mine planning for all of the company’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the company reviews its accounting estimates and adjusts depreciation, amortisation, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the company’s results of operations and financial condition.

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

Provision for environmental rehabilitation

AngloGold Ashanti’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The company recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Changes in Ore Reserves could similarly affect the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $18 million, $21 million and $4 million during 2015, 2014 and 2013, respectively.

5D.	TREND INFORMATION

For a discussion of trends affecting AngloGold Ashanti’s business and operations, see “Item 5A: Operating Results – Key factors affecting results”.

5E.	OFF-BALANCE SHEET ARRANGEMENTS

AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated associates. The most significant off-balance sheet item is the unaccrued future rehabilitation obligations.

See Item 5F: Tabular disclosure of contractual obligations.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at 31 December 2015 AngloGold Ashanti had the following known contractual obligations:

(in millions)	Total $	Less than 1 year $	1 – 3 years $	4 – 5 years $	More than 5 years $
Long-term debt obligations including interest(1)	3,923	212	478	1,651	1,582
Capital lease obligations	133	11	23	23	76
Operating lease obligations	11	5	2	4	-
Purchase obligations
- Contracted capital expenditure(2)	61	61	-	-	-
- Other purchase obligations(3)	656	568	68	18	2
Environmental rehabilitation costs(4)	831	85	109	138	499
Pensions and other post-retirement medical obligations(5)	108	9	20	20	59
Total	5,723	951	700	1,854	2,218

(1)	Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer Note 27 of the consolidated financial statements).
(2)	Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.
(3)

Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated exclude purchase obligations of equity accounted joint ventures.

(4)

Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. They are calculated using undiscounted real cash flows, not nominal cash flows. The amount will change from year to year depending on rehabilitation work undertaken, changes in design and methodology and new occurrences. For more information of environmental rehabilitation obligations, see “Item 4B: Business Overview-Mine site rehabilitation and closure” and “Item 4B: Business Overview-Environmental, health and safety matters”. Amounts stated include a total estimated liability of $56 million in respect of equity accounted joint ventures.

(5)	Represents payments for unfunded plans or plans with insufficient funding.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

As at 31 March 2016, AngloGold Ashanti has a unitary board comprising 11 directors – nine independent non-executive directors and two executive directors. Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed(1)
Srinivasan Venkatakrishnan	51	Executive director and chief executive officer	2005
Christine Ramon	48	Executive director and chief financial officer	2014
Sipho Pityana(2)	56	Independent non-executive director and chairman	2007
Nozipho January-Bardill	65	Independent non-executive director	2011
Albert Garner	60	Independent non-executive director	2015
Rhidwaan Gasant	56	Independent non-executive director	2010
Dave Hodgson	68	Independent non-executive director	2014
Michael J. Kirkwood	68	Independent non-executive director	2012
Lumkile W (Wiseman) Nkuhlu	72	Independent non-executive director	2009
Maria Richter	61	Independent non-executive director	2015
Rodney J. Ruston	65	Independent non-executive director	2012

(1)

Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the directors (if their number is not a multiple of three, then the number nearest to but not less than one third), must retire according to seniority or by lot but may be re-elected.

(2)	Appointed as Chairman with effect from 17 February 2014.

Sipho Pityana (56)

BA (Hons), MSc, Dtech (Honoris)

Independent non-executive chairman

Appointed: A director on 13 February 2007 and Chairman of the Board on 17 February 2014

Board committee memberships:	• Nominations Committee (Chairman)
• Remuneration and Human Resources Committee
• Social, Ethics and Sustainability Committee

Sipho Pityana has extensive business experience, having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own companies, Izingwe Capital and Izingwe Holdings, which he chairs. He is chairman of the JSE-listed Onelogix Group and of Munich Reinsurance of Africa and a director of a number of companies including Aberdare Cables and Powertech Systems Integrators. He also served on the boards of Bytes Technology Group, Afrox, SPESCOM the Scaw Metals and the Old Mutual Leadership Group. He previously worked as an executive director of Nedcor Investment Bank and managing director of Nedbank.

In addition to his private sector track record, Sipho has extensive public sector experience and international exposure. He was the first Director General of the Department of Labour in the former President Mandela’s Government. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organization. He was one of the founding members of the governing body of the Commission for Conciliation, Mediation and Arbitration and Convenor of the South African government delegation to the National Economic Development and Labour Council. He is a member of the Advisory Council of the Council for the Advancement of the South African Constitution as well as Millennium Labour Council.

Wiseman Nkuhlu (72)

BCom, CA(SA), MBA

Deputy chairman

Appointed: 1 June 2009

Board committee memberships:	• Audit and Risk Committee
• Investment Committee
• Nominations Committee
• Remuneration and Human Resources Committee

Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as chief executive of the Secretariat of the New Partnership for Africa’s Development. He served as a director on a number of major South African companies or subsidiaries, including Standard Bank, South African Breweries, Old Mutual, Tongaat, Hulett and BMW. Prof Nkuhlu was also president of the South African Institute of Chartered Accountants, principal and vice chancellor of the University of Transkei and president of the Geneva-based International Organisation of Employees. He is currently a member of the boards of the Ethics Institute of South Africa, Datatec Limited, the Nepad Business Foundation, and the Chartered Director Governing body of the Institute of Directors in South Africa and the chairman of Rothschild (SA). Lastly, he is a trustee of the International Financial Reporting Standards Foundation which provides oversight of the accounting standard setting operations of the International Accounting Standards Board.

Srinivasan Venkatakrishnan (Venkat) (51)

BCom, ACA (ICAI)

Chief executive officer and executive director

Appointed: 1 August 2005 and as CEO on 8 May 2013

Board committee memberships:	• Social, Ethics and Sustainability Committee

Since Venkat’s appointment as CEO in May 2013, AngloGold Ashanti has successfully brought two mines into production, collectively reduced overhead and operating costs by almost half and used internally generated funds to cut debt levels by a third, despite the sharply lower gold price. During this period overall safety trends have improved and the company has sharpened its focus on improving sustainable free cash flow and returns.

Venkat was previously CFO at AngloGold Ashanti, a post he also held at Ashanti Goldfields, before its merger with AngloGold in 2004. In his role as CFO, he oversaw funding for both companies’ operating activities, giving him detailed knowledge of all mines and operating jurisdictions, with a unique perspective of both risks and opportunities. During this time he also bore responsibility for eliminating AngloGold Ashanti’s 12Moz of legacy hedge positions. Venkat has extensive experience of gold- and other capital markets.

Prior to joining Ashanti Goldfields, Venkat was a director of corporate reorganisation services at Deloitte & Touche in London.

Christine Ramon (48)

BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)

Chief financial officer and executive director

Appointed: 1 October 2014

Board committee memberships:	• Investment Committee

Christine has held senior financial management and executive positions in various companies, in particular as chief financial officer and executive director of Sasol Limited from 2006 to 2013. Prior to this, she was chief executive officer of Johnnic Holdings Limited, having previously served as its financial director. Christine has served on the boards of Transnet SOC Limited and Johnnic Communications Limited. She is currently a non-executive director on the boards of MTN Group Limited and Lafarge (France).

Christine is also a member of the South African Institute of Chartered Accountants and the Association for the Advancement of Black Accountants of South Africa. She served previously as a member of the Standing Advisory Committee to the International Accounting Standards Board and currently serves as Deputy Chair of the Financial Reporting Standards Council of South Africa. Christine is also the chairperson of the CFO Forum of South Africa.

Albert Garner (60)

BSE, Aerospace and Mechanical Sciences

Independent non-executive director

Appointed: 1 January 2015

Board committee memberships:	• Audit and Risk Committee • Investment Committee

Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co., LLC for 37 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Albert became a general partner in 1989 and is now Vice Chair – US Investment Banking. Over the past 10 years he has advised and acted as lead adviser to more than 50 companies and their boards of directors on transformative transactions.

Rhidwaan Gasant (56)

BCompt (Hons), CA (SA), ACIMA, Executive Development Programme

Independent non-executive director

Appointed: 12 August 2010

Board committee memberships:	• Audit and Risk Committee (Chairman) • Investment Committee

Rhidwaan Gasant was previously the Chief Executive Officer of Energy Africa Limited. He is currently the Chief Executive Officer of Rapid African Energy Holdings, a start-up oil and gas exploration company, focused on Africa. He also serves as a director and chairs the Audit and Risk Committees of international companies in the MTN Group.

His other directorship include MTN (Dubai) Limited, Scancom Limited t/a MTN Ghana, MTN Nigeria Communications Limited, Rapid African Energy (Pty) Limited, Rapid African Energy Zambia, RAE Zambia Limited and RAE Uganda Limited.

Dave Hodgson (68)

BSc (Civil Engineering), BSc (Mining) (Hons), BComm, AMP(Harvard)

Independent non-executive director

Appointed: 25 April 2014

Board committee memberships:	• Investment Committee • Social, Ethics and Sustainability Committee

Dave Hodgson formerly held a series of senior and executive positions over three decades with the Anglo American and De Beers group of companies, and also held the post of Chief Operating Officer of AngloGold Ashanti from November 2001 through to his retirement in April 2005. In addition, he has held non-executive directorships at Moto Gold Mines Limited, Uranium One Inc., Goliath Gold Mining Limited, Auryx Gold Corporation, Montero Mining and Exploration Limited, and Acacia Mining.

Nozipho January-Bardill (64)

BA, MA Applied Linguistics, Dipl Human Resources Development

Appointed: 1 October 2011

Board committee memberships:	• Social, Ethics and Sustainability Committee (Chairman) • Remuneration and Human Resources Committee

Ambassador Nozipho January-Bardill has extensive experience in both the local and international public and private sectors. Besides AngloGold Ashanti, she also serves as an independent non-executive director on the boards of Credit Suisse Securities and Mercedes Benz South Africa, and as senior adviser to the United Nations Women’s Organisation and the United Nations Environment Programme. Before serving as a director of companies Nozipho was appointed to the MTN Group as head of corporate affairs and spokesperson, and served on multiple boards of operations in the MTN Footprint. Prior to MTN she was the Ambassador of Switzerland, Lichtenstein and the Holy See (Vatican) and the deputy director of human capital management in the South African Department of Foreign Affairs (now DIRCO). She has worked in leadership positions in a number of non-governmental organisations and recently completed 12 years of service on the United Nations Committee for the elimination of racial discrimination. Human rights, social justice, sustainable development and ethical governance remain a central interest in every aspect of Nozipho’s life.

Michael Kirkwood (68)

AB, Economics & Industrial Engineering

Independent non-executive director

Appointed: 1 June 2012

Board committee memberships:	• Remuneration and Human Resources Committee (Chairman)
• Audit and Risk Committee
• Nominations Committee

Michael Kirkwood is a highly experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30-year career with the bank. He is currently Senior Adviser (former chairman) of Ondra Partners LLP, Chairman of Circle Holdings PLC and a non-executive director of London Scottish International Limited. He formerly served on the boards of Kidde plc, UK Financial Investments Ltd, Eros International plc and as deputy chairman on PwC’s Advisory Board. During his career in finance, he held appointments as Chairman of British American Business Inc., as President and a Fellow of The Chartered Institute of Bankers and as deputy chairman of the British Bankers Association.

Maria Richter (61)

BA, Juris Doctor

Independent non-executive director

Appointed: 1 January 2015

Board committee memberships:	• Audit and Risk Committee
• Remuneration and Human Resources Committee

Maria Richter is an experienced FTSE 100 non-executive director who has served on a diverse range of UK and International boards. She previously served on the board of National Grid plc in the UK from 2003 to July 2014 where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a US wealth management company, and is a member of the audit and compensation committees of Rexel and the remuneration committee of Bessemer Trust. She also serves on the board of Pro Mujer International, a women’s microfinance network and is chairman of the board of trustees of Pro Mujer UK. Maria’s professional career spanned 1980 to 2002 during which time she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Rodney Ruston (65)

MBA Business, BE (Mining)

Independent non-executive director

Appointed: 1 January 2012

Board committee memberships:	• Investment Committee (Chairman)
• Audit and Risk Committee

Rodney Ruston holds a degree in mining engineering and an MBA and has over 35 years of business experience during which he has led private and publicly-listed companies in the resources, oil and gas and construction industries. His international experience as the chief executive of a heavy construction supply contractor coupled with chief executive roles with operating resource companies provides the board with a broad based director, who can provide insight and advice on the full range of domestic and international activities in the AngloGold Ashanti business. Rodney is currently the chief executive of County Coal Limited, a start-up Australian listed company, which he joined in July 2012. He was previously chief executive officer and President of North American Energy Partners Inc., a large Canadian mining and construction contracting company, which he took public with a listing on the NYSE and the TSX. Prior to that he was managing director of Ticor Ltd, an Australian-based titanium producer with operations in Australia and South Africa.

Board movements during 2015 and subsequent to year end

The following changes to the board of directors took place during the period from 1 January 2015 to 31 December 2015 and subsequent to year-end:

•

the following directors retired at the Annual General Meeting on 6 May 2015 and being eligible for re-election were re-elected by the shareholders: Prof Wiseman Nkuhlu, Nozipho January-Bardill and Rodney Ruston.

In terms of the company’s Memorandum of Incorporation, the following directors will retire at the Annual General Meeting to be held on 4 May 2016: Srinivasan Venkatakrishnan, Michael Kirkwood, Rhidwaan Gasant and David Hodgson, and are eligible for re-election.

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

In addition to Srinivasan Venkatakrishnan and Christine Ramon, the following people are members of the Executive Committee:

Chris Sheppard (56)

BSc (Min. Eng.)

Chief Operating Officer – South Africa

As the Chief Operations Officer – South Africa, Chris’ portfolio includes three operating areas (West Wits, Vaal River and Surface Operations). He also leads the company’s innovative technology project in South Africa.

Chris, a mining engineer by profession, was most recently Managing Director of Murray & Roberts Cementation, one of Africa’s largest mining contractors and a division of South Africa’s largest publicly traded engineering & construction group.

Prior to that, Chris held positions as head of both mining and technical services at Lonmin Plc for four years, following six years at Anglo American Platinum Ltd., where he most recently held the post of Head Mining Technical Services. Chris is also an alumnus of Anglo American Plc’s Gold & Uranium Division and AngloGold Ltd., where he served latterly as general manager of deep gold mining operations in the Free State between 1997 and 2001. Chris holds a Bsc in Mining Engineering from the University of the Witwatersrand, and also completed an Advanced Management Programme at Harvard Business School.

Italia Boninelli (60)

MA (Psychology), Post Graduate Diploma in Labour Relations

Executive Vice President – People and Organisational Development

Holding the portfolio of Human Resources, Italia is responsible for the global people strategy at AngloGold Ashanti where it is well recognised that ‘people are the business, and our business is people’. With more than 30 years’ experience in human resources across a variety of industries, including mining, manufacturing, healthcare and banking, Italia brings a wealth of knowledge, particularly in the labour field, which is crucial to domestic and international operations. She joined the group in 2010 and is responsible for building a highly engaged and productive workforce.

Charles Carter (54)

BA (Hons), DPhil

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

Graham Ehm (59)

BSc Hons, MAusIMM, MAICD

Executive Vice President – Group Planning and Technical

Graham, who has multi-commodity experience, has held senior leadership positions in AngloGold Ashanti in Tanzania and Australia. His current portfolio entails business planning and portfolio optimization, capital investment optimisation, monitoring of projects, studies and exploration, and non-managed joint ventures. In 2014 he was also assigned accountability for the closure and redevelopment of the Obuasi Gold Mine.

Ron Largent (55)

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

David Noko (58)

MBA, Senior Executive Programme, Post Graduate Diploma in Company Directorships, Engineering Higher National Diploma

Executive Vice President – Sustainable Development

David Noko is a member of the company’s Executive Committee. His portfolio as Executive Vice President: Sustainable Development comprises the disciplines of Safety, Health, Environment, Social and Community Affairs, Human Rights and Global Security, and Government Relations.

David sets the company sustainability strategy and direction, guiding the company’s performance and positioning within the global sustainable development landscape. He also ensures the enablement and full implementation of the company’s strategy particularly on matters relating to the company’s involvement in host countries and global institutions with respect to sustainable development.

He previously served in several executive roles and directorships of other leading mining and manufacturing companies in De Beers, Pepsi Cola, SAB, AstraPak, Harmony Gold and Royal Bafokeng Platinum and the Chamber of Mines in South Africa.

Maria Sanz Perez (50)

BCom LLB, Higher Diploma in Tax, AMP (Harvard), Admitted Attorney

Executive Vice President - Legal, Commercial and Governance and Company Secretary

Maria partners with the company’s business leaders to ensure AngloGold Ashanti complies with legal requirements across the group. Other responsibilities are compliance, company secretarial functions and integrated reporting. She is also accountable for the legal and commercial aspects of global procurement. Maria has been with the group since 2011 and has worked in similar positions for leading South African companies in her career including Investec, Sappi and Afrox.

Executive Committee movements subsequent to year end

Tirelo Sibisi who has over twenty years’ experience in human resources, has been appointed as Executive Vice President: People and Organisational Development. She has replaced the incumbent Italia Boninelli who retires at the end of March 2016. Tirelo’s appointment was effective 18 January 2016 at which point she also became a member of the Company’s executive committee. Italia will support Tirelo until the end of March 2016 to ensure an orderly handover.

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

VA Chamberlain (53)

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

REMUNERATION AND HUMAN RESOURCES COMMITTEE

Remuneration and Human Resources Committee (Remco)

The Remco comprises non-executive directors and the purpose of the committee is to discharge the responsibilities of the board relating to all compensation, including all salary and equity compensation of the company’s executives. The committee establishes and administers the company’s executive remuneration with the broad objective of aligning executive remuneration with company performance and shareholder interests, setting remuneration standards aimed at attracting, motivating and retaining a competent executive team, linking individual pay with operational and company performance in relation to strategic objectives and evaluating compensation of executives including approval of salary, equity and incentive based awards. With respect to its mandate on human resources the committee has oversight to all strategic aspects of people development and human resource issues. The committee also considers and makes recommendations to shareholders on non-executive director’s fees.

The performance of the executive team, including the executive directors, is considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key performance objectives. Bonuses paid to the executives are a reflection of performance of each of the executives and the company as a whole.

The members of the committee during 2015 are reflected below:

Members

MJ Kirkwood (Chairman)

Prof LW Nkuhlu

SM Pityana

NP January-Bardill

MDC Richter

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

Total reward

When determining remuneration AngloGold Ashanti considers all elements of short- and long-term fixed and variable pay and ensures that it is consistent with the strategic direction of the organisation and the performance of the organisation and the individuals. For a description of share-based compensation and awards see “Item 6E: Share Ownership”.

Executive directors do not receive payment of directors fees or committee fees.

Benchmarking

Our executives and non-executives are benchmarked against a global group of competitors. AngloGold Ashanti’s size and complexity as well as each individual executive’s role and personal performance are reviewed against the benchmark group from a base pay, benefits, guaranteed pay and variable pay perspective. The 2015 bespoke benchmark survey was completed by Mercer.

Our salary benchmarks are targeted at the market median of a global market; where there is a shortage of specialist and/or key technical skills higher than the benchmark median is paid.

Each executive’s role is individually sized to ensure the best match possible. The comparison is done on the same or similar roles irrespective of place of work (including a review of purchasing power parity between countries). Each component of remuneration (base salary, short-term incentives, long-term incentives, Co-investment executive share plan and employee benefits and allowances) is analysed and compared with the benchmarks and the overall package is reviewed accordingly.

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees receive retirement benefits under defined contribution plans. There are no longer any executives in the legacy defined benefit plans. Contributions vary from those prescribed by the USA 401(k) defined contribution fund.

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION

2015

All figures in $000(4)
S Venkatakrishnan(5)	Full year		940	598	233	135	1,905	-	1,905
KC Ramon	Full year		583	363	73	5	1,024	-	1,024
Total executive directors			1,523	961	305	140	2,929	-	2,929
Prescribed officers
I Boninelli	Full year		477	240	51	63	830	-	830
CE Carter(6)	Full year		677	361	20	458	1,515	391	1,906
GJ Ehm(7)	Full year		617	442	26	206	1,290	114	1,404
RW Largent(8)	Full year		1,187	628	220	504	2,540	333	2,873
DC Noko(9)	Full year		477	330	51	118	976	-	976
MP O’ Hare(10)		30 Sept 2015	460	-	94	443	997	18	1,016
ME Sanz Perez	Full year		475	239	50	58	823	-	823
CB Sheppard(11)	1 Jun 2015		274	121	34	80	510	-	511
Total prescribed officers			4,645	2,361	547	1,930	9,482	856	10,339
Total executive director and management remuneration 2015			6,168	3,322	852	2,070	12,412	856	13,268

(1)	Salaries are disclosed only for the period from or to which office is held, and include car allowances where applicable.
(2)	The performance related payments are calculated on the year’s financial results.
(3)

Includes health care, cash in lieu of dividends, 2014 and 2015 vested CIP match awards, secondment / relocation allowances, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(4)

Where directors’ compensation is paid in South African Rands, for the purposes of this annual report on Form 20-F, the Rand values have been converted to US dollar using the average annual exchange rate of R12.7719:$1.

(5)	Other benefits of S Venkatakrishnan include encashment due to untaken leave.
(6)	Other benefits of CE Carter include a relocation allowance in lieu of relocation from the SA to Denver, USA office.
(7)

GJ Ehm’s 2015 increase was delivered as a lump sum payment (2.5% adjustment) of ZAR 196,927 in January 2016. He received a project bonus in terms of delivering against the Obuasi Project Charter. The bonus was based on 60% of pay, of which 40% was paid in 2015, based on meeting of performance requirements. Other benefits include a secondment allowance for time spent in Ghana.

(8)	Other benefits of RW Largent include sale of BSP shares due to US tax requirements.
(9)

DC Noko received a project bonus in terms of delivering against the Obuasi Project Charter. The bonus was based on 60% of pay, of which 40% was paid in 2015, based on meeting of performance requirements. Other benefits include a secondment allowance for time spent in Ghana.

(10)

MP O’ Hare retired as at the end of September, pay is however disclosed for the full year. Other benefits include cash in lieu of BSP shares as a result of Mr O’ Hare’s retirement. No additional separation payments were made.

(11)

CB Sheppard commenced employment on 1 June 2015 and as such his pay reflects 7 months of the year. A sign-on bonus was paid and is reflected under other benefits. The annual performance bonus was pro-rated.

Rounding of figures may result in computational discrepancies.

Executive Directors’ and Prescribed Officers’ once-off Retention Bonus Payment

During 2014 the Executive Directors’ and Prescribed Officers received a once-off retention bonus payment. In total the bonus amounted to $1.9m cash and 150,300 long term incentive plan share awards. S Venkatakrishnan’s cash portion of $0,6m was delivered in 61,738 deferred restricted shares during 2015.

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

NON-EXECUTIVE DIRECTORS’ REMUNERATION

	Director fees(1)	Committee fees(1)	Travel allowance(1)	Total
US Dollars	2015
SM Pityana	332,500	72,500	6,250	411,250
R Gasant	130,500	58,500	6,250	195,250
NP January-Bardill	130,500	52,500	6,250	189,250
MJ Kirkwood	130,500	75,000	36,250	241,750
LW Nkuhlu	174,000	80,000	6,250	260,250
RJ Ruston	134,000	56,000	36,250	226,250
DL Hodgson	130,500	43,500	6,250	180,250
AH Garner	134,000	43,500	26,250	203,750
MDC Richter	130,500	40,000	33,750	204,250
Total(2)	1,427,000	521,500	163,750	2,112,250

(1)	Directors’ compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R12.7719:$1.
(2)	Fees are disclosed only for the period from or to which, office is held.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors’ fees or committee fees.

6C.	BOARD PRACTICES

The Board of Directors

The company is governed by a unitary board of directors, the composition of which promotes the balance of authority and precludes any one director from dominating decision-making. Our board membership at year-end comprised eleven directors, nine independent non-executive directors and two executive directors.

The board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented terms of reference, which are reviewed annually.

Refer Item 6A: “Directors and Senior Management” for information about the composition of the Board and directors’ term of office and year of appointment.

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

In terms of the company’s Memorandum of Incorporation (MOI), one third of the directors are required to retire at each Annual General Meeting and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to stand for re-election in 2016 are Srinivasan Venkatakrishnan, Michael Kirkwood, Rhidwaan Gasant and David Hodgson.

The company’s Memorandum of Incorporation does not set a mandatory retirement age for non-executive directors. However, in accordance with recommendations of King III—any independent non-executive director serving more than nine years should be subjected to a rigorous review of his independence and performance by the board.

Service contracts

Non-Executive Directors

Non-executive directors receive fees for their services as directors which are approved by shareholders at annual general meetings. Non-executive directors do not participate in the company’s share incentive scheme.

Non-executive directors do not hold service contracts with the company.

Executive Committee

All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s Bonus Share Plan, and the Long-Term Incentive Plan. All recently updated executive contracts include details on participation in the Co-Investment Plan.

Some South African executives (excluding the CEO and CFO for 2015) are paid offshore remuneration which is detailed under a separate contract. This reflects the percentage of their time focused on offshore business requirements. The payment under this contract has been extended in 2016 to include all South African based executives (including CEO and CFO) and increased to a maximum cap of 20 percent of base pay due to a review of the amount of time spent outside South Africa on the offshore responsibilities of each executive team member. Where practical, the offshore portion is now pensionable.

The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

•	The acquisition of all or part of AngloGold Ashanti; or
•	A number of shareholders holding less than thirty-five percent of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•	The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2015 were as follows:

Executive committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

Key activities of the board and committees during 2015

The activities of the board and committees during 2015 were aimed at promoting the economic stability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance

The composition of the board and committees at the date of this report and attendance at meetings during 2015 are disclosed in the table below:

	Board	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nomination
No of Meetings in 2015	10	6	5	4	5	4
SM Pityana	10	n/a	n/a	4	5	4
LW Nkuhlu	10	6	4	4	n/a	4
R Gasant	10	6	5	n/a	n/a	n/a
DL Hodgson	10	n/a	5	n/a	5	n/a
NP January-Bardill	10	n/a	n/a	4	5	n/a
MJ Kirkwood	10	6	n/a	4	n/a	4
AH Garner	10	6	5	n/a	n/a	n/a
RJ Ruston	10	6	5	n/a	n/a	n/a
MDC Richter	10	6	n/a	4	n/a	n/a
S Venkatakrishnan	10	n/a	n/a	n/a	5	n/a
KC Ramon	10	n/a	5	n/a	n/a	n/a

Audit and Risk Committee

The Audit and Risk Committee comprises six independent Non-Executive Directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving mining environment.

The Audit and Risk Committee’s duties as required by section 94(2) of the Companies Act, King III and JSE Listing requirements are set out in its board-approved terms of reference which is reviewed and updated annually. These duties were discharged as follows:

•	confirmed the integrity of the group’s integrated reporting and annual financial statements;
•	nominated, for appointment by the shareholders, the independent external auditors;
•	reviewed and approved the terms of engagement as contained in the engagement letter of the external auditors;
•	approved the remuneration of the external auditors;
•	pre-approved all non-audit services in line with a formal policy on non-audit services;
•	assessed the internal and external auditors’ independence;
•	assessed the effectiveness of the group’s internal and external audit function;
•	approved the internal audit plan and subsequent changes to the approved plan;
•	reviewed the expertise, experience and performance of the finance function and Chief Financial Officer;
•	ensured that a combined assurance model is applied to provide a coordinated approach to all assurance activities;

•	reviewed developments in reporting standards, corporate governance and best practice;
•	reviewed the adequacy and effectiveness of the Group’s enterprise wide risk management policies, processes and mitigating strategies;
•	monitored the governance of information technology (IT) and the effectiveness of the Group’s information systems; and
•	evaluated the effectiveness of the committee through a self-assessment.

Proceedings and Performance Review

During 2015, the Audit and Risk Committee formally met six times.

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

Remuneration and Human Resources Committee

The Remuneration and Human Resources Committee activities are governed by the Terms of Reference (these were recently reviewed and approved during November 2015). The purpose of the Committee is to assist the Board in discharging its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, long-term incentive compensation, employment, severance pay and ongoing perquisites or special benefit items and equity compensation of the Company’s executives, including the Chief Executive Officer as well as retention strategies, design and application of material compensation programmes and share ownership guidelines.

With respect to its mandate on human resources, the Committee has strategic oversight of matters relating to the development of the Company’s human resources with the main objective of creating a competitive human resource for the Group.

The Committee operates in an independent role, operating as an overseer with accountability to the Board.

This is accomplished by:

•	Reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Management team;
•	Evaluating the performance of the Executive Management team in light of these goals and objectives annually and setting each executive’s compensation based on such evaluation;
•	Ensuring that the mix of fixed and variable pay, in base pay, shares and other elements of compensation meets the company’s requirements and strategic objectives;
•	Linking individual pay with operational and company performance in relation to strategic objectives;
•	Considering the sentiments and views of the company’s investors;
•	Overseeing and reviewing all aspects of any share option scheme operated by or to be established by the company;
•	Regularly reviewing incentive schemes to ensure continued contribution to shareholder value and ensure that these are administered in terms of the rules; and
•	Regularly reviewing human resources strategy aimed at ensuring the supply and retention of sufficient skilled resources to achieve the company’s objectives.

The current members of the Committee are:

Remuneration and Human Resource Committee Members	MJ Kirkwood (Chairman and independent NED)
NP January-Bardill (Independent NED)
Prof LW Nkuhlu (Independent NED)
SM Pityana (Board Chairman) M Richter (Independent NED)
Number of meetings held from January to December 2015	Four
Other individuals who regularly attended meetings	S Venkatakrishnan (CEO)
I Boninelli (EVP: People and Organisational Development)
M Hopkins representing PwC (Independent Advisor to the Committee)
C van Dyk (VP: Remuneration and Benefits and Secretary to the Committee)

NED	– Non-Executive Director

Remuneration Consultants

Where appropriate, the Committee obtains advice from independent remuneration consultants. The consultants are employed directly by the Committee and engage directly with them to ensure independence.

The Committee has appointed PwC to provide specialist, independent remuneration advice on all forms of executive and non-executive pay.

Mercer performs an independent bespoke executive survey and its advice is primarily around salary benchmarking for both executive and non-executive pay.

6D.	EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last three financial years was:

	2015	2014	2013
South Africa	28,325	29,511	32,406
Continental Africa	11,942	16,070	16,625
Australasia	836	832	925
Americas(1)	8,432	8,588	8,374
Other, including corporate and non-gold producing subsidiaries	2,731	3,056	8,104
Total*	52,266	58,057	66,434

*	The number of contractors employed on average during 2015 was 13,517.
(1)	Americas includes the average number of employees at CC&V until date of sale in the calculation.

Labour relations and collective bargaining

At AngloGold Ashanti, all employees have the right to collective bargaining, which we recognise and apply according to the applicable laws and regulations in each of the countries in which we operate. Only our Australasian operations do not have collective bargaining, as this is not recognised in Australia.

In the South African region, wage negotiations took place from June through to October 2015. All unions participated in the central collective-bargaining process with the Chamber of Mines representing the gold producers. Notwithstanding the challenging negotiations, a three-year wage settlement was agreed, without any strike action or loss of production. AngloGold Ashanti signed its agreement with NUM, Solidarity and UASA. Regrettably, AMCU did not sign but as the unions that did sign represented the majority of employees, the wage agreement was extended to all employees irrespective of union affiliation.

At Geita in Tanzania, Siguiri in Guinea and at our Malian operations, annual wage negotiations were successfully concluded with final wage agreements being signed with the respective unions. In Mali, these negotiations also involved a review of the existing collective bargaining agreement, which is still under-way.

In Ghana, bilateral wage negotiations with the Ghana Mineworkers Union began at Iduapriem in October 2015. These negotiations continue. The decrease in number of employees in this region compared to 2014 was largely due to the retrenchment of the entire workforce of 4,312 fulltime employees at the Obusai mine in Ghana during 2014.

In the Americas region, annual wage negotiations in both Brazil and Argentina were successfully concluded and agreements signed in the latter part of 2015.

6E.	SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December 2015 which individually did not exceed 1 percent of the company’s issued ordinary share capital, were:

	Beneficial
	Direct	Indirect
	31 December 2015
Non-Executive Directors
SM Pityana	2,000	-
MDC Richter(1)	7,300	-
DL Hodgson	1,500	-
MJ Kirkwood(1)	15,000	-
LW Nkuhlu	3,000	-
RJ Ruston(2)	-	1,000
Total	28,800	1,000
Executive Directors
S Venkatakrishnan	205,939	-
KC Ramon	3,104	-
Total	209,043	-
Company Secretary
ME Sanz Perez	10,471	8,860
Total	10,471	8,860
Prescribed Officers
I Boninelli	5,728	13,204
CE Carter	39,560	-
GJ Ehm(2)	22,532	-
RW Largent(1)	28,570	-
DC Noko	17,086	-
Total	113,476	13,204
Grand total	361,790	23,064

(1)	Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)	Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2015

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holdings
Executive directors
S Venkatakrishnan	23 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	12,902	Direct
	24 February 2016	On-market sale of ordinary shares to settle tax costs	5,418	Direct
KC Ramon	26 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,902	Direct
	7 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,328	Direct

Company Secretary
ME Sanz Perez	24 February 2016	On-market sale of ordinary shares	4,951	Direct
	26 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,140	Direct
	26 February 2016	On-market sale of ordinary shares to settle tax costs	1,739	Direct
Prescribed officers
I Boninelli	26 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,296	Direct
	26 February 2016	On-market sale of ordinary shares to settle tax costs	1,804	Direct
	7 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,390	Direct
	8 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,000	Direct
	10 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,879	Direct
	10 March 2016	On-market sale of ordinary shares to settle tax costs	2,469	Direct
CE Carter	24 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,480	Direct
	25 February 2016	On-market sale of ordinary shares to settle tax costs	1,811	Direct
GJ Ehm	23 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,500	Direct
	2 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,750	Direct
R Largent	3 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	15,900	Direct
DC Noko	3 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,921	Direct
	3 March 2016	On-market sale of ordinary shares to settle tax costs	3,747	Direct
	7 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,104	Direct
	7 March 2016	On-market sale of ordinary shares to settle tax costs	884	Direct
	9 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,535	Direct

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

MINIMUM SHAREHOLDING REQUIREMENT FOR EXECUTIVES

With effect from March 2013, a minimum shareholding requirement (MSR) is applicable to all executives as indicated below:

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

The table below summarises each director and executive committee member’s accomplishment of the MSR:

Executive	Target Achievement Date	MSR holding as at 31 Dec 2015 as % of net base pay	MSR Target Percentage as at 3 year Achievement Date
Executive Directors
S Venkatakrishnan	March 2016	887%	100%
KC Ramon(1)	March 2018	10%	100%

Prescribed Officers
I Boninelli	March 2016	460%	75%
CE Carter	March 2016	193%	75%
GJ Ehm	March 2016	342%	75%
RW Largent (2)	March 2016	96%	75%
DC Noko	March 2016	191%	75%
ME Sanz Perez	March 2016	345%	75%
C Sheppard(3)	March 2019	0%	75%

(1)	The Executive Director joined the company 1 October 2014 and the 3 year MSR achievement is only due in March 2018.
(2)	RW Largent required to sell shares in order to pay for tax on vesting in US, resulting in reduced shareholding.
(3)	The Prescribed Officer joined the company 1 June 2015 and the 3 year MSR achievement is only due in March 2019.

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

AngloGold Share Incentive Scheme

AngloGold Ashanti operates a share incentive scheme through which Executive Directors, members of the Executive Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The intention of the incentive scheme is to ensure that the medium to long term interests of the executive and shareholders are aligned, providing rewards to the executives and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved.

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

Certain changes were approved at the Extraordinary General Meeting of shareholders held on 11 March 2013. The 20 percent uplift for the retention of shares for three years fell away but was added to the initial 100 percent resulting in 120 percent deferred share allocation for all categories of management. The Executive Committee members received an increased allocation from 120 percent to 150 percent. The vesting period has been shortened to two years with 50 percent vesting 12 months after the date of issue and the remaining 50 percent vesting 24 months after the date of issue.

Due to a shortage of shares the BSP deferred share allocation can be delivered in cash and/ or shares. The Share Incentive Scheme does not have sufficient shares under its control to meet awards based on previous criteria. Accordingly the criteria under the scheme are under review as well as considerations for obtaining shareholder approval for increasing the number of shares under the control of the scheme.

Long Term Incentive Plan (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on 29 April 2005. Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.

The LTIP is currently under review with the expectation that longer term vesting periods will be introduced.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2015 and subsequent to year-end are set out in the table below.

Number of options and awards granted

	Balance at 1 January 2015	Granted during 2015	Exercised during 2015	Pre-tax gains on share options exercised ($000)	Lapsed during 2015	Balance as at 31 December 2015(1)
Executive Directors
S Venkatakrishnan	366,859	332,021	-	-	22,391	676,489
KC Ramon	50,201	131,261	-	-	-	181,462
	417,060	463,282	-	-	22,391	857,951
Prescribed Officers(2)
I Boninelli	151,577	132,345	-	-	9,047	274,875
CE Carter	156,835	167,361	38,873	391	49,839	235,484
GJ Ehm	213,699	171,241	11,174	114	9,469	364,297
RW Largent	260,608	309,994	33,882	333	10,919	525,801
D Noko	113,512	131,028	-	-	-	244,540
MP O’ Hare(3)	224,359	1,268	2,022	18	96,701	126,904
ME Sanz Perez	135,708	131,327	-	-	5,661	261,374
CB Sheppard(4)	-	17,400	-	-	-	17,400
	1,256,298	1,061,964	85,951	856	181,636	2,050,675
Other	5,746,819	4,157,622	1,169,004	10,823	791,335	7,944,102
Total share incentive scheme	7,420,177	5,682,868	1,254,955	11,679	995,362	10,852,728

(1)	The latest expiry date of all options/awards granted and outstanding at 31 December 2015 is 3 March 2025.
(2)	Pursuant to the Companies Act, which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.
(3)	No longer a prescribed officer with effect from 31 May 2015.
(4)	Appointed as prescribed officer with effect from 1 June 2015.

Subsequent to year end and up to 18 March 2016, options/awards exercised by Executive Directors and Prescribed Officers, are for Charles Carter who exercised 21,764 awards for a pre-tax gain of $270,377; Italia Boninelli who exercised 40,270 awards for a pre-tax gain of $523,276; Graham Ehm who exercised 40,145 awards for a pre-tax gain of $465,810; Ria Sanz Perez who exercised 56,945 awards for a pre-tax gain of $726,027 and Ronald Largent who exercised 82,174 awards for a pre-tax gain of $1,014,464.

A total of 2,248,613 (2014: 1,902,542; 2013: 1,668,617) options/awards out of the 10,852,728 (2014:7,420,177; 2013: 5,688,383) options/awards granted and outstanding at 31 December 2015 are fully vested.

Awards granted since 2005 have been granted at nil cost to participants.

Non-executive directors are not eligible to participate in the share incentive scheme.

Awards granted in respect of the 2014 financial results:

	BSP 15 awards granted(7)
	Total	Value ($000)	Total(2)	Value ($000)(1)
	2015		2015
Executive Directors
S Venkatakrishnan	98,456	957	233,565	2,670
C Ramon	16,624	162	114,637	1,288
RN Duffy(3)	-	-	1,481	42
	115,080	1,119	349,683	3,999
Prescribed Officers
I Boninelli	37,154	361	95,191	1,094
CE Carter	44,994	438	122,367	1,374
GJ Ehm	50,772	494	120,469	1,374
RW Largent(4)	96,976	943	213,018	2,393
MP O’ Hare(5)	-	-	1,268	36
D Noko	37,185	362	93,843	1,054
ME Sanz Perez	37,023	360	94,304	1,074
CB Sheppard(6)	17,400	169	-	-
	321,504	3,127	740,460	8,399
Total awards to executive management	436,584	4,246	1,090,143	12,399

(1)	The values have been converted using an average exchange rate of R11.5684:$1.
(2)	Awards granted in respect of 2014 financial results including awards granted in respect of the 20 percent top-up for the 2012 BSP awards.
(3)	No longer an Executive Director with effect from 30 September 2014.
(4)	Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.
(5)	No longer a Prescribed Officer with effect from 31 May 2015.
(6)	Appointed as a Precribed Officer 1 June 2015.
(7)	Relates to BSP 15 awards that were granted subsequent to the Annual General Meeting on 6 May 2015. The values have been converted using an average exchange rate of R11.9136:$1.

Number of BSP and LTIP awards granted

In accordance with the JSE Listings Requirements and the rules of the AngloGold Share Incentive Scheme, the changes in awards granted and the ordinary shares issued as a result of the exercise of awards during the period 1 January 2015 to 29 February 2016 are disclosed below:

	Bonus Share Plan(1)	Long-Term Incentive Plan(1)	Total Share Incentive Scheme
At 1 January 2015	3,305,515	4,114,662	7,420,177
Movement during year
– Granted	2,562,313	3,120,555	5,682,868
– Exercised	(994,023)	(260,932)	(1,254,955)
– Lapsed – terminations	(165,006)	(830,356)	(995,362)
At 31 December 2015	4,708,799	6,143,929	10,852,728
Subsequent to year-end
– Exercised	(815,764)	(197,349)	(1,013,113)
– Lapsed – terminations	(27,582)	(19,769)	(47,351)
At 29 February 2016	3,865,453	5,926,811	9,792,264

(1)	BSP and LTIP awards granted at nil cost to participants.

Following a change in Schedule 14 of the JSE Listings Requirements (Share Incentive Schemes) on 15 October 2008 the maximum number of shares attributable to the scheme was changed from 2.75 percent of issued share capital from time to time to a fixed figure of 17,000,000. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the shares attributable to the scheme, being 850,000 ordinary shares in aggregate.

Also, as a result of the change to the JSE Listings Requirements, as aforementioned, the recycling of options/awards that have vested and which have been delivered, and for which AngloGold Ashanti shares have been issued, is no longer allowed. This has resulted in a diminishing pool of shares. At the Annual General Meeting held on 6 May 2015 a request was made for an additional 3,000,000 shares and this was approved. However, due to the ongoing practice in terms of not recycling shares, the low share price, salary increases and the impact of the foreign exchange rate, AngloGold Ashanti will again be requesting additional shares. This will be addressed with the shareholders at the Annual General Meeting of 4 May 2016.

To manage this challenge, a cap on the LTIP allocations has been implemented for 2016 to limit the number of shares available for allocation to share scheme participants. The cap is to a maximum of 1.25 percent of issued share capital of AngloGold Ashanti.

The table below reflects the total number of awards that are available for issue in terms of the share incentive scheme, as a result of this rule change:

	2015 Awards	2014 Awards
At 1 January	3,679,584	6,489,300
Increase in allotment approved by shareholders at AGM	3,000,000	-
	6,679,584	6,489,300
Bonus Share Plan awards granted	(2,562,313)	(1,983,469)
Long Term Incentive Plan awards granted	(3,120,555)	(2,217,675)
Lapsed/Forfeited Bonus Share Plan	165,006	408,491
Long Term Incentive Plan	830,356	916,790
Retention Plan	-	9,684
Time Related Plan	-	56,463
At 31 December	1,992,078	3,679,584

ITEM 7: SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OVERVIEW

DESCRIPTION OF ANGLOGOLD ASHANTI’S SHARE CAPITAL

AngloGold Ashanti’s share capital consists of three classes of stock:

•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);
•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”); and
•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”).

The authorised and issued share capital of AngloGold at 31 December 2015 is set out below:

Title of class	Authorised	Issued
Ordinary shares	600,000,000	405,265,315
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

All the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. For a discussion of rights attaching to the ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see “Item 10B: Memorandum of Incorporation”. A Special Resolution to cancel the E ordinary shares was approved by the shareholders at the Annual General Meeting on 6 May 2015.

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2015		2014		2013

At 1 January	404,010,360	101,002,590	402,628,406	100,657,102	383,320,962	95,830,241
Issued during the year:
- Settlement of the outstanding 6 percent Mandatory Convertible Subordinated Bonds	–	–	–	–	18,140,000	4,535,000
- Bokamoso ESOP on conversion of E ordinary shares	–	–	154,299	38,575	145,018	36,254
- Izingwe on conversion of E ordinary shares	–	–	149,733	37,433	91,683	22,921
- Exercise of options by participants in the AngloGold share Incentive Scheme	1,254,955	313,739	1,077,922	269,480	930,743	232,686
	405,265,315	101,316,329	404,010,360	101,002,590	402,628,406	100,657,102

During the period 1 January 2016 to and including 18 March 2016, 1,884,055 ordinary shares were issued at an average issue price of R212.55 per share, resulting in 407,149,370 ordinary shares being in issue at 18 March 2016.

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by Eastvaal Gold Holdings Limited, a wholly owned subsidiary of AngloGold Ashanti, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

7A.	MAJOR SHAREHOLDERS

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5 percent of the ordinary issued share capital of the company:

Ordinary shares held at	31 December 2015		31 December 2014		31 December 2013
Shareholder*	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights

Investec Asset Management (Pty) Limited (South Africa)	31,185,069	7.69	28,576,916	7.07	35,614,617	8.85
Van Eck Global	26,941,752	6.65	24,759,780	6.13	21,842,177	5.42
Public Investment Corp. of South Africa	25,936,314	6.40	31,854,515	7.88	30,166,288	7.49
Paulson & Co., Inc	25,027,300	6.18	26,205,400	6.49	31,424,135	7.80
Dimensional Fund Advisors	20,901,571	5.16

* Shares may not necessarily reflect the beneficial shareholder

At 31 December 2015, a total of 198,617,090 shares (or 49 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2015, the number of persons who were registered holders of ADSs was reported at 2,732. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at 31 December 2015, there were 8,479 holders on record of AngloGold Ashanti ordinary shares. Of these holders 223 had registered addresses in the United States and held a total of 38,444,526 ordinary shares, approximately 10 percent of the total outstanding ordinary shares. In addition, certain accounts on record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 18 March 2016, a total of 196,171,686 ADSs or approximately 48 percent of total issued ordinary share capital were issued and outstanding and held on record by approximately 2,715 registered holders.

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year ended 31 December 2015:

At 31 December	2015
(in millions)	Purchases (by)/from related party $
Purchases of goods and services (by)/from equity accounted joint ventures and associates
Margaret Water Company	6
Rand Refinery (Pty) Limited	2
Société d’Exploitation des Mines d’Or de Sadiola S.A.	(4)
Société des Mines d’Or Morila S.A.	(1)
3

Amounts due by joint ventures and associates arising from purchases of goods and services are unsecured and non-interest bearing.

As at 31 December 2015 there are no outstanding balances arising from purchases of goods and services owed to related parties.

Loans due by associates as at 31 December

(in millions)	2015 $
Rand Refinery (Pty) Limited(1)	27

(1)

A shareholder loan of $44m was granted to Rand Refinery (Pty) Limited during December 2014 and is repayable in December 2016. The loan accrues interest at JIBAR plus 3.5%. An amount of $21m was recognized as an impairment in 2014 and a partial impairment reversal of $12m was recognised in 2015.

As at 31 December 2015 there are no outstanding balances arising from loans owed to related parties.

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

•

The State of Goiás v. Mineração Serra Grande S.A. (MSG): In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62 million and $39 million as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14 million in cash and by utilising $29 million of existing VAT credits. The utilisation of the VAT credits was confirmed by the State of Goiás during the third quarter of 2015. The cash settlement was further set off by an indemnity from Kinross of $6 million.

•

The State of Goiás v. Mineração Serra Grande S.A. (MSG): In 2013, the Goiás State Treasury filed claims in the tax administration council that formal offenses had been committed by MSG regarding certain tax obligations, specifically the entering of information in certain tax years identifying incorrectly the state in which MSG mined gold. MSG, through a third-party vendor, inadvertently identified another state in the federation, not Goiás, as the production state. The State of Goiás alleges that such procedural errors resulted in an actual loss of revenue to the State, as the Federal government uses the information provided by the company to determine, in part, how much revenue is transferred to the State by the Federal government. The estimated value of the tax challenge is approximately $92 million as of the May 2014 settlement date. MSG filed an administrative challenge at the first level which was denied. Utilising the same settlement law described in the proceeding above, MSG negotiated a settlement in May 2014 with the State of Goiás by paying approximately $2.8 million in cash and by utilising approximately $2.0 million of tax credits. The utilisation of the VAT credits was confirmed by the State of Goiás during the third quarter of 2015.

•

The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $11 million.

Departamento Nacional de Produção Mineral (DNPM) v. AngloGold Ashanti Brazil Mineração (AABM): In November 2007, the DNPM, a Brazilian federal mining authority, issued a tax assessment against AABM in the amount of $11 million relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006. The matter has been dormant since 2007. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $11 million.

•

Notice from the Colombian Tax Office (DIAN) to AngloGold Ashanti Colombia S.A. (AGAC): AGAC received notice from the DIAN that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20 million will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $108 million. The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015, before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation).

•

Argentina Tax Authority (AFIP) and Cerro Vanguardia S.A. (CVSA): On 12 July 2013, CVSA received a notification from the AFIP requesting corrections to the 2007, 2008 and 2009 income tax returns of about $8 million relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $24 million. CVSA and AFIP have corresponded on this issue over the past several years, and the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015.

SOUTH AFRICA

•

Silicosis litigation: On 03 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony and Sibanye formed an industry Working Group on OLD to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The Working Group now also includes African Rainbow Minerals. The companies believe that fairness and sustainability are crucial elements of any solution and have embarked on an extensive engagement process with all stakeholders to work together to design and implement a comprehensive solution that is both fair to past, present and future gold mining employees, and also sustainable for the sector.

The companies are among respondent companies in a number of lawsuits related to OLD. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue.

The companies active in gold mining have been working for many years to try to eliminate the incidence of OLD. These efforts continue.

The Class Actions

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields, Harmony, DRDGold, Village Main Reef, Randgold and Exploration, and Sibanye, were served with a consolidated class action application on 21 August 2013, as well as a request for an amendment to alter the scope of the classes previously proposed by these representatives. The applicants requested certification of two industry-wide classes: a Silicosis Class and a Tuberculosis Class, which each cover current and former underground mineworkers who worked on the mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The applicants envisage a two-stage process in the class action. The first stage is to resolve common issues and the second stage allows the individuals to opt in to the class to make their claims against the respondent mining companies.

If the Court declines to certify the Silicosis and Tuberculosis Classes, then the applicants request that the Court certify 32 distinct classes – one for each respondent mining company named in the application – composed of the current and former mineworkers who have contracted silicosis or tuberculosis (or the dependents of mineworkers who died of those diseases).

Arguments in the class action certification were heard in October 2015, and we await the Court’s judgement.

The Individual Claims

In the period from October 2012 to April 2014, AngloGold Ashanti received 1,256 individual summonses and particulars of claim relating to silicosis and/or other OLD. All of these claims were filed in the South Gauteng High Court, Johannesburg, but were subsequently referred to arbitration on 9 October 2014.

On 4 March 2016, AngloGold Ashanti and Anglo American South Africa (AASA) entered into a settlement agreement with claimants’ counsel for the full and final settlement with no admission of liability of all individual claims brought against AngloGold Ashanti and 4,388 individual claims brought against AASA.

An independent trust has been set up to administer the allocation of the settlement amount on the basis of claimants’ employment and medical histories. AngloGold Ashanti and AASA will contribute, in stages, toward a total amount of up to R464 million (approximately $30 million as at 31 December 2015), which will be placed in the independent trust.

The settlement agreement relates solely to individual claims and does not cover the class actions mentioned above.

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

Given the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the company, AngloGold Ashanti is unable to reasonably estimate its potential liability for any such claims at this time.

•

Chamber of Mines of South Africa acting in its own name and o.b.o. Harmony Gold Mining Company Ltd, AngloGold Ashanti Ltd and Sibanye Ltd v AMCU (First Respondent): At the start of 2014, the Association of Mineworkers and Construction Union (AMCU) embarked upon protracted strike action in the platinum sector after reaching deadlock during wage negotiations with Anglo Platinum, Impala Platinum and Lonmin respectively. In the Gold Sector, following the extension of the 2013 Wage Agreement to all employees irrespective of their union affiliation, AMCU, on 20 January 2014, served strike notices at three gold companies to challenge the extension of the 2013 Wage Agreement to members of AMCU. An interim interdict was granted to the Chamber of Mines by the Labour Court in Johannesburg on 30 January 2014, declaring the intended strike unprotected and prohibiting unprotected strike action as well as any conduct that might encourage workers to embark on strike action. AMCU was ordered to return to court on 14 March 2014 to explain why the interim interdict should not be made permanent. This deadline was subsequently postponed to 5 June 2014. On 23 June 2014, the Labour Court upheld the interim interdict. AMCU appealed this ruling to the Labour Appeal Court, and on 24 March 2016, the Appeal Court also upheld the interdict.

COLOMBIA

•

La Colosa class action lawsuits: Four (4) class action lawsuits are pending in relation to AngloGold Ashanti Colombia S.A. (AGAC)’s Santa Maria-Montecristo and La Colosa projects, which are in their pre-feasibility phase. Each lawsuit aims to stop exploration and mining in certain restricted areas affected by the projects due to environmental concerns or alleged breaches of environmental laws. In one of these lawsuits, the court granted the plaintiff a preliminary injunction, suspending the mining concession contracts of the Santa Maria-Montecristo project in September 2011. The injunction remains in place and has been challenged by AGAC; however, it is not a critical path item for the project.

While plaintiffs in all cases have petitioned the court to cancel concession contracts for the mining projects, the company believes that courts and judges in Colombia do not have the authority to order such cancellations. Such power, by law, vests solely in the mining authority, which has the discretion to declare concessions void if a contractor breaches applicable environmental laws or regulations. To date, the company is not aware of the Colombian government having ever declared a concession void for these reasons. AGAC continues to oppose, through a variety of integrated legal and political strategies, the class action lawsuits that have been filed against it. If plaintiffs prevail and AGAC’s three core concession contracts are cancelled, the company would be required to abandon the La Colosa project and all of AGAC’s other existing mining concession contracts and pending proposals for new mining concession contracts would also be cancelled.

•

Cortolima’s injunction against AGAC: On 11 March 2013, Cortolima issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa exploration activities, AGAC was operating without proper permits and regulatory permission and was engaging in drilling and other activities that were having negative effects on the environment. On 22 March 2013, AGAC delivered a resolution against the injunction, seeking an annulment of the action and the restoration of AGAC’s rights to continue exploration activities in the area. While the injunction remains in place, AGAC will not be able to engage in certain of its activities related to the La Colosa Project. The request to annul the injunction was denied by the Director of Cortolima, and AGAC is continuing with its plans to challenge the injunction through a variety of legal actions. On 31 August 2013, AGAC presented before the State Council the claim for the annulment and rights re-establishment. This matter is pending.

•

Department of the Environment, Housing and Territorial Development (DoE) v. AngloGold Ashanti Colombia S.A. (AGAC): On 29 April 2009, the DoE opened an investigation against AGAC and brought a list of charges against it for carrying out exploratory activities at the La Colosa project without having obtained the applicable permit to partially or temporarily use the soil of a forest reserve that was designated as a restricted area. In 2010, while conducting its investigation against AGAC, the DoE also proceeded to update the existing mining terms of reference, which set forth the environmental studies and other environmental activities that each mining company is required to conduct in connection with the exploration phase of its respective mining project. The new terms of reference specify that exploration may not be carried out in restricted areas without a permit sanctioning such exploration. The DoE then resolved that AGAC was in breach of the 2010 terms of reference and issued a fine of $70,000 against the company. AGAC subsequently filed an action against the DoE in the Administrative Superior Court of the Cundinamarca District to annul the fine but paid the fine while awaiting the results of the legal actions. On 27 March 2015, the Administrative Superior Court annulled the fine. The DoE appealed this ruling. If the annulment is upheld, the $70,000 payment will be refunded to AGAC. Should the DoE’s fine ultimately be upheld by the courts, the mining authority would then have the discretion to terminate AGAC’s three core mining concession contracts relating to the La Colosa project.

•

Piedras: In 2013 the Council for the city of Piedras, near the La Colosa project, issued a referendum attempting to ban all mining activities in Piedras. This referendum does not have an immediate impact on the La Colosa project, however, AGAC believes this referendum is in violation of federal law. The referendum was subsequently validated by the local administrative court in Tolima (the Department in which Piedras is located). AGAC subsequently filed a request for annulment of the referendum with the Second Administrative Court of Ibaque and a tutela (a legal action alleging a violation of AGAC’s constitutional rights) with the State Council (Supreme Court for administrative purposes). On 21 August 2014, the State Council dismissed the tutela action for lack of standing, which AGAC appealed to the Constitutional Court (highest authority on administrative litigation). On 11 December 2014, the Constitutional Court affirmed the lower court’s dismissal on the grounds that AGAC did not have mining tenements in Piedras. However, in the same ruling the court recognised that Piedras did not follow the correct procedure when it issued the 2013 referendum.

•

La Colosa Human Rights Litigation: In November 2014, the Personero (Ombudsman) of Ibaque filed suit against the Colombian government in the Inter-American Court of Human Rights. This Court is an autonomous judicial institution whose purpose is the application and interpretation of the American Convention on Human Rights (Colombia, along with many other Central and South American countries, has ratified this Convention). The suit alleges that the government has failed to protect the interests of the peoples of Ibaque by issuing permits for the La Colosa project and by failing to resolve the class actions that have been pending for an extended period of time. Although AGAC is not a party to the suit, it is important to the development of the La Colosa project. The first step in the litigation process is for the Court to decide whether to accept the case. If the case is accepted, the Colombian government will have to defend itself against the lawsuit and will be bound by the findings of the Court.

GHANA

•

Westchester Resources Limited (Westchester) / Africore Ghana Limited (Africore) vs. AngloGold Ashanti (Ghana) Limited (AGAG): This matter arises from two identical exploration agreements concluded between each of Westchester Resources Limited (“Westchester”) and Africore Ghana Limited (“Africore”) (together referred to as “the Plaintiffs”) and AngloGold Ashanti (Ghana) Limited (“AGAG”) on 31 October 2000. In each agreement, the Plaintiffs, the holders of a prospecting license from the Minerals Commission, granted to AGAG the right to explore the concession for a year. The Plaintiffs commenced separate actions in the High Court claiming that AGAG breached the agreements. The cases were consolidated and heard as such. On 31 March 2011, the High Court, Accra, issued a judgement in favour of the Plaintiffs and awarded $17,400,000 damages against AGAG for breach of the agreements. AGAG appealed to the Court of Appeal and subsequently applied to the High Court for an order to stay execution of the judgement. The Court of Appeal subsequently altered the High Court decision by ordering AGAG to pay each Plaintiff the sum of $1 million and deposit $4 million with the Registrar pending the determination of the appeal. On 20 December 2012, the Court of Appeal affirmed the judgement of the High Court and dismissed AGAG’s appeal. AGAG subsequently filed an appeal with the Supreme Court. On 11 November 2015, the Supreme Court ruled in favour of AGAG, declaring null all the proceedings that emanated from the High Court and ordering that the monies discussed above ($6 million) be refunded to AGAG. The Supreme Court also directed the parties back to the High Court for directions to submit the matter to arbitration. AGAG is in the process of executing the Court’s judgement to recover the monies.

•

Pompora Treatment Plant Litigation: On 2 April 2013, AGAG received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions but AGAG intends to allow some time to pass prior to applying to have the matter dismissed for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA) (Frank Adjei Danso and five others), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships resulting from the failure of their crops. This matter is set for hearing in July 2016.

•

Mining and Building Contractors Limited: On 11 October 2011, AGAG terminated Mining and Building Contractors Limited’s (“MBC”) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi. The Parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97 million. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration.

•

Ghanaian tax authorities v. AngloGold Ashanti (Ghana) Limited (AGAG): In Ghana, AGAG received tax assessments of $28 million as of 31 December 2013 in respect of the 2006-2008 and 2009-2011 tax years, following an audit by the tax authorities related to withholding taxes on payments to non-resident persons. AGAG believes that the withholding taxes were not properly assessed and has lodged an objection to the assessment. In 2012, AGAG met with the Commissioner-General and provided its position in writing together with the relevant supporting documentation. AGAG has yet to receive a response from the Commissioner-General. Nonetheless, in 2015 the tax authorities again raised the issue of paying withholding taxes as part of their findings covering the 2012 – 2014 tax years.

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

NORTH AMERICA

•

Designated Matters under the Stock Purchase Agreement between AngloGold Ashanti and Newmont: On 3 August 2015, AngloGold Ashanti and Newmont Mining (“Newmont”) concluded the sale of the Cripple Creek & Victor Gold Mine (“CC&V”) in Colorado to Newmont. As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AGA has the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. The maximum total value of the cost claims asserted against CC&V, by two contractors, is $20 million. Similarly, CC&V has cost claims against the mill design contractor. On 25 September 2015, AGA filed on behalf of CC&V a demand for arbitration against all contractors. Negotiations with all parties continue and the arbitration processes are ongoing.

TANZANIA

•

Jackson Manyelo & others vs. Geita Gold Mining Limited (GGM): In January 2007, the plaintiffs filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of Tshs9.6 billion (approximately $6 million). On 30 April 2015, the High Court issued a judgement in favour of GGM. Plaintiffs have appealed to the Court of Appeal, where the matter is pending.

DIVIDENDS

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividends to quarterly rather than half-yearly payments. However, in 2014, the Company reverted to a half-yearly dividend timetable.

Dividends may be declared in any currency at the discretion of the AngloGold Ashanti board or AngloGold Ashanti shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities. Moreover, fluctuations in the exchange rates of the US dollar may affect the US dollar price of the ADSs on the NYSE. For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D: Exchange Controls”, “Item 10E: Taxation–South African Taxation—Taxation of dividends” and “Item 10E: Taxation–United States Taxation—Taxation of dividends”.

Dividends declared (in the ordinary course from trading and non-trading profits) to foreign shareholders are not subject to the approval by the South African Reserve Bank (SARB) in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign shareholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Dividends in specie or special dividends may require SARB approval prior to declaration and payment to foreign shareholders.

AngloGold Ashanti has not declared dividends since the first quarter of 2013. While it expects to resume paying dividends, there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act, the amount of reserves available for dividend, based on the going-concern assessment, any restrictions placed on AngloGold Ashanti by debt facilities, protection of existing credit rating and other factors.

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

The dividends tax is generally imposed on the beneficial owner. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. There are different rules to consider if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, there are certain South African compliance requirements that must be met in order to access the double tax treaty relief.

8B.	SIGNIFICANT CHANGES

Refer “Item 18: Note 38—Subsequent Events”.

ITEM 9: THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE		NYSE(1)
Year ended 31 December	High	Low	High	Low
	(South African cents per ordinary share)		(US dollars per ADS)
Annual information
2011	39,182	27,333	51.69	38.97
2012	36,500	25,199	47.17	29.51
2013	27,048	11,401	31.88	11.14
2014	20,952	8,836	19.53	7.45
2015	14,999	7,159	13.12	5.64

2014
First quarter	20,952	12,187	19.53	11.36
Second quarter	19,599	15,779	18.79	15.32
Third quarter	20,005	13,360	18.69	11.95
Fourth quarter	13,659	8,836	12.22	7.45

2015
First quarter	14,999	9,838	13.12	8.41
Second quarter	14,253	10,609	11.80	8.43
Third quarter	11,754	7,159	8.97	5.64
Fourth quarter	13,472	8,647	9.95	6.20

September 2015	11,704	9,303	8.60	6.83
October 2015	13,472	10,776	9.95	7.94
November 2015	12,020	8,647	8.68	6.24
December 2015	11,572	8,830	7.54	6.20
January 2016	14,861	10,700	9.00	7.09
February 2016	20,426	13,550	13.03	8.37
March 2016(2)	22,360	18,851	14.31	12.13

(1)	Each ADS represents one ordinary share.
(2)	Through 18 March 2016.

See “Item 7A: Major Shareholders” for the number of ADSs outstanding at 31 December 2015.

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

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

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

For a discussion of options on AngloGold Ashanti’s ordinary shares available to executive officers from time to time, see “Item 6E: Share Ownership–Share Ownership of Executive Officers/Executive Management”.

10A.	SHARE CAPITAL

Authorised and Issued Shares

At the annual general meeting of shareholders held on 15 May 2009, shareholders approved an increase in the company’s authorised ordinary share capital. AngloGold Ashanti’s authorised and issued share capital as of 31 December 2015 and 18 March 2016 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorised	Issued
		18 March 2016	31 December 2015
Ordinary shares at par value of R0.25 each	600,000,000	407,149,370	405,265,315
A redeemable preference shares at par value of R0.50 each	2,000,000	2,000,000	2,000,000
B redeemable preference shares at par value of R0.01 each	5,000,000	778,896	778,896

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

The table below details changes in the issued ordinary share capital of AngloGold Ashanti since 31 December 2012 through 31 December 2015.

Period to	Description	Number of Shares
31 December 2012		383,320,962
Ordinary shares issued during 2013	AngloGold Share Incentive Scheme	930,743
	Employee Share ownership programme – on conversion of E ordinary shares	236,701
	Conversion of Mandatory Convertible Bond issued in 2010, matured on 15 September 2013	18,140,000
31 December 2013		402,628,406
Ordinary shares issued during 2014	AngloGold Share Incentive Scheme	304,032
	Employee Share ownership programme – on conversion of E ordinary shares	1,077,922
31 December 2014		404,010,360
Ordinary shares issued during 2015	AngloGold Share Incentive Scheme	1,254,955
31 December 2015		405,265,315

Shares held by AngloGold Ashanti or by its Subsidiaries

See “Item 18: Note 26 – Share capital and premium” for more information.

A and B Redeemable preference shares

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, one of AngloGold Ashanti’s wholly-owned subsidiary. AngloGold Ashanti’s Memorandum of Incorporation provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

E ordinary shares

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, the BEE transaction). The E ordinary shares were not listed.

All the E ordinary shares have vested and were cancelled in exchange for ordinary shares in accordance with the amended cancellation formula during the 2014 financial year. As at 31 December 2014 there were no E ordinary shares in issue. A Special Resolution to cancel the E ordinary shares was approved by the shareholders at the Annual General Meeting on 6 May 2015.

Unissued shares

In terms of a general authority from shareholders in annual general meeting, granted on 6 May 2015, the directors of the Company are authorised to allot and issue, for such purposes and on such terms as they may, in their discretion, determine, ordinary shares of 25 SA cents each (shares) in the authorised but unissued share capital of the Company up to a maximum of 5 percent of the number of shares in issue at the date of the ordinary resolution dated 6 May 2015. The directors annually seek renewal of such authority at the annual general meeting, and the next renewal will be requested at the annual general meeting to be held on 4 May 2016.

Authorised but unissued ordinary Shares under the control of the directors – amounting to 5 percent of Issued shares on 6 May 2015	20,232,957
Authorised but unissued ordinary shares attributable to the share incentive scheme (balance of – 20,000,000 total scheme allocation pursuant to shares issued from 15 October 2008)	12,844,806

10B.	MEMORANDUM OF INCORPORATION

On 1 May 2011, the South African Companies Act 71 of 2008 (as amended) (the Companies Act) came into effect. In terms of the Companies Act, companies were granted a two year period to amend their constitutional documents (previously referred to as the Memorandum and Articles of Association, but known under the Companies Act as a Memorandum of Incorporation (MoI)), in order to harmonise such constitutional documents with the Companies Act or adopt a new MoI. At a general meeting held on 27 March 2013, shareholders voted to adopt a new MoI for AngloGold Ashanti. The MoI was subsequently amended by special resolutions of shareholders passed at the annual general meetings held on 14 May 2014 and 6 May 2015. The 2015 amendment cancelled and removed the E ordinary shares from AngloGold Ashanti’s authorised share capital following completion of the underlying BEE transaction. See “Item 10A: Share Capital—E ordinary shares”.

At the annual general meeting to be held on 4 May 2016, AngloGold Ashanti will be seeking approval from the shareholders to create a new class of preference shares in the share capital of the company, to be known as ‘C preference shares’. The terms of the C preference shares would generally be the same as those of the existing B preference shares. However, the C preference shares would rank after the B preference shares for purposes of dividends and payments upon redemption. The summary below does not reflect the impact of the proposed changes.

REGISTRATION

AngloGold Ashanti is incorporated under the laws of the Republic of South Africa and registered with the Companies and Intellectual Property Commission under registration number 1944/017354/06. The Companies Act has abolished the requirement for specific “object and purpose” provisions to be included in an MoI and although the new MoI is now silent on the matter, the company continues to carry on as its main business, gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

AngloGold Ashanti’s MoI is available for inspection as set out in “Item 10H: Documents on Display” and a summary of pertinent provisions, including rights of the holders of shares in AngloGold Ashanti, are set out below.

This summary does not contain all the information pertaining to the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the MoI, the rights of holders of AngloGold Ashanti’s ordinary shares are governed by the JSE Listings Requirements, the Companies Act and the Companies Regulations, 2011, promulgated under the Companies Act (Regulations), which include the Takeover Regulations. Further, the rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See “Item 10C: Material Contracts–The Deposit Agreement”.

The Companies Act provides that shares will no longer have a par or nominal value and hence no new shares having a nominal or par value may be authorised. However any shares which have a nominal or par value authorised prior to the effective date of the Companies Act continue to have that nominal or par value and can be issued as such for so long as there are par value shares in the company’s authorised share capital.

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

At every annual general meeting one-third of the directors will retire by rotation, or if their number is not a multiple of three, then the number nearest to but not less than one third. The directors so to retire at every annual general meeting will be those who have been the longest in office since their last election. Directors retiring by rotation are eligible for re-election. Directors who voluntarily decide not to make themselves available for re-election may be counted towards the one-third of directors required to retire at the relevant annual general meeting.

The MoI contains no provision for directors to hold qualification shares. The MoI does not impose an age limit for the retirement of directors.

Remuneration

In accordance with the Companies Act, the MoI provides that the directors are entitled to such remuneration for their services as directors as AngloGold Ashanti’s shareholders may approve by special resolution in a general meeting or annual general meeting within the previous two years of the date of payment of such remuneration. If a director is employed in any other capacity, or holds an executive office or performs services that, in the opinion of the board, are outside the scope of the ordinary duties of a director, he may be paid such additional remuneration as a disinterested quorum of directors may reasonably determine.

Interests of Directors and Restriction on Voting

Although the interests of directors are not dealt with in the MoI, the provisions of the Companies Act in this regard are unalterable and will automatically apply, together with the applicable common law. Under the Companies Act, the procedures to deal with the personal financial interests of directors also apply to prescribed officers (i.e. persons who exercise general executive control over and management of the whole, or a significant portion, of the business and activities of the company or regularly participate to a material degree in the exercise of general executive control over and management of the whole, or a significant portion, of the business and activities of the company, irrespective of the office held or function performed by such persons) and any person who is a member of a committee of the board of the company, whether or not that person is also a member of the company’s board. The Companies Act provides that a director or such other person with a personal financial interest must disclose this to the board and cannot vote on or, after having made the disclosures to the meeting as prescribed by the Companies Act, remain present during the meeting when the matter in which he has interest is being discussed but will be counted as present for the purposes of a quorum.

Share Rights, Preferences and Restrictions

Allotment and Issue of Ordinary Shares

Subject to the JSE Listings Requirements, the Companies Act and/or with approval of shareholders in general meeting, unissued ordinary shares must be offered to existing ordinary shareholders, pro rata to their shareholdings, unless they are issued for the acquisition of assets. The shareholders in general meeting may authorise the AngloGold Ashanti board to issue any unissued ordinary shares.

Dividends, Rights and Distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends, subject to the company satisfying the solvency and liquidity test as provided by the Companies Act and the board passing a resolution acknowledging that such test has been applied and has reasonably concluded that the company would satisfy such test immediately after completing the distribution. Dividends are payable to shareholders registered at a record date after the date of declaration of the dividend.

Although not stated in the MoI, dividends may be declared in any currency at the discretion of the board. In the past, dividends have been declared in and paid in South African rands, and also paid in Australian dollars, Ghanaian cedis or United Kingdom pounds. Registered holders of AngloGold Ashanti ADSs are paid dividends in US dollars by The Bank of New York Mellon as depositary, in accordance with the Deposit Agreement. See “Item 10C: Material Contracts – The Deposit Agreement”.

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

The A redeemable preference shares have similar voting rights to those of ordinary shares. The B redeemable preference shares have voting rights only in the event that a dividend on this class of share has not been paid and remains unpaid for six months or more, or in connection with resolutions directly affecting these preference shares or in limited circumstances affecting AngloGold Ashanti as a whole, such as disposal of substantially all of the company’s assets, winding up AngloGold Ashanti or reducing the company’s share capital.

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

The directors are authorised, subject to any requirements of the JSE Listings Requirements and the MoI, to increase or decrease the number of authorised shares of any class of shares, reclassify any shares that have been authorised but not issued, classify any unclassified shares that have been authorised but not issued, and determine the preferences, rights, limitations or other terms of any class of authorised shares or amend any preferences, rights, limitations or other terms as determined. However, such capital amendments require an amendment to the MoI and the JSE Listings Requirements currently does not allow the MoI to be amended to give effect to such capital amendments without the approval of ordinary shareholders by special resolution.

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

Notice of each AngloGold Ashanti annual general meeting and general meeting of AngloGold Ashanti shareholders must be delivered at least 15 business days before that shareholders’ meeting is to begin. In accordance with the Companies Act, business days are calculated by excluding the first day, including the last day and excluding Saturdays, Sundays and any public holiday in the Republic of South Africa. In terms of the MoI, all shareholders are entitled to attend shareholders’ meetings.

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

Disclosure of Interest in Shares

Under South African law, a person must notify AngloGold Ashanti within three business days after that person acquires a beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to five percent, 10 percent, 15 percent or any further whole multiple of five percent of the issued securities of that class or disposes of any beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that the result of the disposition the person no longer holds a beneficial interest in securities amounting to a particular multiple of five percent of issued securities of that class. When AngloGold Ashanti has received the notice referred to above it must file a copy with the Takeover Regulation Panel and report the information to holders of the relevant class of securities unless the notice concerned a disposition of less than one percent of the class of securities.

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

AngloGold Ashanti is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interests equal to or in excess of five percent of the total number of ordinary shares issued by AngloGold Ashanti together with the extent of those beneficial interests.

Rights of Minority Shareholders

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder or director may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by any act or omission of the company or a related person, by the conduct of the business of the company or a related person in a particular manner, the exercise of the powers of the directors of the company or a related person in a particular manner. There may also be personal and derivative actions available to a shareholder of a company.

Pursuant to the Companies Act, a shareholder may petition a South African court for relief from the actions or omissions or, business conduct of the company or the actions of the company’s directors or officers that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of the shareholder. In addition, a shareholder who voted against a resolution to amend the company’s MoI, or to approve a fundamental transaction, (and complied with other requirements set out in the Companies Act) may exercise its appraisal right to demand that the company pay to it the fair value for all the shares of the company held by that shareholder.

Description of ADSs

The Bank of New York Mellon issues AngloGold Ashanti’s American Depositary Shares, or ADSs. Please see “Item 10C: Material Contracts”.

10C.	MATERIAL CONTRACTS

Revolving Credit Facilities

General

On 17 July 2014, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, entered into a credit agreement (the US$ Revolving Credit Agreement) with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto as lenders. The US$ Revolving Credit Agreement provides for a $1.0 billion revolving credit facility (the US$ Revolving Credit Facility) available for drawing in US dollars. As of 18 March 2016, we have drawn $50 million under the US$ Revolving Credit Facility.

On 25 July 2014, AngloGold Ashanti Australia Limited entered into a credit agreement (the A$ Revolving Credit Agreement), as borrower with Commonwealth Bank of Australia, as facility agent, and certain financial institutions party thereto as lenders. The A$ Revolving Credit Agreement provides for a A$0.5 billion revolving credit facility (the A$ Revolving Credit Facility) available for drawing in Australian dollars. As of 18 March 2016, we have drawn A$105 million under the A$ Revolving Credit Facility.

On 3 December 2013, AngloGold Ashanti Limited entered into a credit agreement (the ZAR Revolving Credit Agreement), as borrower with Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders. This ZAR Revolving Credit Agreement was subsequently amended on 9 September 2014 to align it with both the US$ and A$ Revolving Credit Agreements. The ZAR Revolving Credit Agreement provides for a ZAR 1.5 billion revolving credit facility (the ZAR Revolving Credit Facility) available for drawing in South African Rands. As of 18 March 2016, we have drawn ZAR792 million under the ZAR Revolving Credit Facility.

On 7 July 2015, AngloGold Ashanti Limited entered into a credit agreement (the ZAR Revolving Credit Agreement II), as borrower with Nedbank Limited as facility agent, who in conjunction with ABSA Bank Limited constitute the lenders. This ZAR Revolving Credit Agreement II is aligned with the other ZAR, US$ and A$ Revolving Credit Agreements. The ZAR Revolving Credit Agreement II provides for ZAR 1.4 billion revolving credit facility (ZAR Revolving Credit Facility II) available for drawing in South African Rands. As of 18 March 2016, we have zero drawn under ZAR Revolving Credit Facility II.

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

Amount and repayment of borrowings

Loans under the US$ Revolving Credit Facility must be for a minimum of $10 million (or for the balance of the undrawn total commitments at the time of the drawing), and no more than 1 loan may be outstanding at any time. Each loan must be repaid on the last day of the loan’s interest period, which can be a period of one, two, three or six months or any other period agreed by AngloGold Ashanti Holdings plc, in its capacity as obligors’ agent, and the lenders. All loans must be repaid in full on the final maturity date. The final maturity date is17 July 2019.

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

Financial covenant applicable to all Revolving Credit Facilities (RCF)

The Revolving Credit Agreements include a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the Revolving Credit Agreements) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the Revolving Credit Agreement, for one six month period subject to certain criteria. Refer Item 18: note 37 “Capital Management” for the formulae used in terms of the RCF’s to test compliance with the covenants.

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

Share Purchase Agreement

On 8 June 2015, the company entered into an agreement with Newmont Mining Corporation to sell 100 percent of Cripple Creek & Victor (CC&V) gold mine in the United States for $820 million in cash plus a net smelter royalty payable on all ounces of gold to be recovered over the remaining life of CC&V through future underground mining operations or from ongoing surface mining operations (NSR Ore). The net smelting return is payable quarterly in arrears at the rate of 2.5 percent of the net revenue, after refining and smelting costs, based upon the product of the average spot gold price and gold ounces produced from NSR Ore in the relevant quarter.

The transaction was subject to antitrust, SARB and other governmental approvals. On 3 August 2015, the transaction closed and AngloGold Ashanti received proceeds of $819 million.

As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AngloGold Ashanti has the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. The maximum total value of the cost claims asserted against CC&V, by two contractors, is $20 million. Similarly, CC&V has cost claims against the mill design contractors. See “Item 8A: Legal Proceedings”.

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

10E. TAXATION

SOUTH AFRICAN TAXATION

The following discussion summarises South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Revenue Service (SARS) practice, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (“Treaty”), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

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

The dividends tax is generally imposed on the beneficial owner. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. There are different rules to consider if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, there are certain South African compliance requirements that must be met in order to access the double tax treaty relief.

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

Securities transfer tax (STT)

No securities transfer tax, or STT, is payable in South Africa with respect to the issue of a security, but STT is payable upon transfer thereof.

STT on tranfers of securities is charged at a rate of 0,25 percent on the ‘taxable amount’ of the ‘transfer’ of every security issued by a company incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

The word ‘transfer’ is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security which results in a change in beneficial ownership. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership is not regarded as a ‘transfer’ for STT purposes.

STT is levied on the ‘taxable amount’ of a security. The taxable amount of a listed security is the greater of the consideration for the security declared by the transferee or the closing price of that security as traded on the stock exchange concerned. In the case of a transfer of a listed security, either the member or the participant holding the security in custody, or where the listed security is not held in custody, the company that issued the listed security, is liable for the tax. The tax must be paid by the fourteenth day of the month following the transfer.

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

As used herein, the term “US holder” means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

For US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. Therefore, deposits or withdrawals by a US holder of shares for ADSs or of ADSs for shares will not be subject to US federal income tax. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. As noted above in “–Taxation–South African Taxation–Taxation of dividends”, the South African government has enacted a dividend withholding tax. As a result, US holders who are eligible for benefits under the current Treaty will be subject to a maximum withholding tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

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

Subject to certain limitations, South African withholding taxes will be treated as foreign taxes eligible for credit against a US holder’s US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute ‘passive category’ income, or in the case of certain US holders, ‘general category’ income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemises deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to all the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

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

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended 31 December 2015 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterised as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares (or ADSs).

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

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments including dividends and gross sale proceeds to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN or W-8BEN-E) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Information with respect to foreign financial assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non–United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and (iii) interests in non-United States entities. The shares or ADSs may be treated as specified foreign financial assets. In such cases, certain US holders may be subject to this information reporting regime and be required to file IRS form 8938 listing these assets with their U.S. federal income tax returns. Failure to file information reports may subject a US holder to penalties. US holders are urged to consult their own tax advisors regarding their obligations to file information reports with respect to the shares.

10F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

10G.	STATEMENT BY EXPERTS

Not applicable.

10H.	DOCUMENTS ON DISPLAY

AngloGold Ashanti files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100F Street, N.E., Room 1580, Washington D.C. 20549 or by accessing the SEC’s home page (http://www.sec.gov). You can also request copies of documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, AngloGold Ashanti’s reports and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of the documents referred to herein may also be inspected at AngloGold Ashanti’s offices by contacting AngloGold Ashanti at 76 Rahima Moosa Street, Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa, Attention: Company Secretary, telephone number: +27 11 637 6000.

No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this annual report on Form 20-F. References herein to the company’s website shall not be deemed to cause such incorporation.

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

IFRS guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

•

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2015 (2014: $2m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.

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

As at 31 December 2015 and 2014 the group had no outstanding commitments against future production as a result of the elimination of the hedge book during 2010.

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

As at 31 December 2015 and 2014, the group had no open forward exchange or currency option contracts in its currency hedge position.

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

Cash and loans advanced maturity profile

		2015				2014
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	$	100	0.39	159	0.17	-	-	274	0.10
	ZAR	260	6.12	325	5.37	611	5.30	156	4.00
	AUD	-	-	28	3.00	-	-	17	3.00
	BRL	-	-	63	13.37	-	-	36	10.86
	ARS	-	-	208	20.00	-	-	5	23.00

Borrowings maturity profile

	Within one year		Between one and two years		Between two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$45	6.6	-	-	1,361	6.0	1,032	5.5	2,438
ZAR	794	8.3	27	10.3	1,116	7.8	351	14.3	2,288
BRL	2	6.9	2	7.6	4	7.9	0	3.3	8
AUD	5	6.8	85	4.4	72	4.9	55	6.8	217

The table above is based on the borrowings as at 31 December 2015 including borrowing cost and accrued interest but excludes any fair value adjustments.

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years

Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Total Borrowings amount (million)
	$45	6.6	—	—	2,393	5.8	2,438
ZAR	794	7.8	1,050	7.7	444	13.4	2,288
BRL	2	6.9	2	6.6	4	8.3	8
AUD	5	6.8	143	4.4	69	6.8	217
The table above is based on the borrowings as at 31 December 2015 including borrowing cost and accrued interest but excludes any fair value adjustments.

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

The combined maximum credit risk exposure at balance sheet date amounts to $647 million for financial assets (2014: $678 million) and $nil million for financial guarantees (2014: $9 million). Credit risk exposure netted by open derivative positions with counterparts was nil (2014: nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group’s financial instruments, as measured at 31 December 2015 and 2014, are as follows (assets (liabilities)):

	31 December 2015		31 December 2014
(millions)	Carrying Amount $	Fair value $	Carrying Amount $	Fair value $
Cash and cash equivalents	484	484	468	468
Restricted cash	60	60	51	51
Short-term borrowings	(82)	(82)	(175)	(175)
Short-term borrowings at fair value	(18)	(18)	(48)	(48)
Long-term borrowings	(2,157)	(1,845)	(2,173)	(2,058)
Long-term borrowings at fair value	(480)	(480)	(1,325)	(1,325)
Listed investments - available for sale	30	30	47	47
Listed investments - held to maturity	5	6	7	9
Unlisted investments - held to maturity	57	57	72	72

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

Borrowings

The $1.25bn 8.500% bonds due 2020 are carried at fair value. On 24 August 2015, AngloGold Ashanti Holdings plc offered to buy back up to $810m in aggregate principal amount of its outstanding high yield 8.500% bonds. The offer was partially accepted and $779m was settled on 25 September 2015.

The high yield bond is included in level 1 of the fair value hierarchy. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives

The fair values of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2015	2014
(millions)	$	$

Unrealised
Other commodity contracts	(7)	13
Embedded derivatives	-	2

(Loss) gain on non-hedge derivatives and other commodity contracts	(7)	15

Other comprehensive income

(millions)	Accumulated other comprehensive income as of 1 January 2015 $	Changes in fair value recognised in 2015 $	Reclassification adjustments $	Accumulated other comprehensive income as of 31 December 2015 $

Derivatives designated as
Capital expenditure	(2)	-	-	(2)

Before tax totals	(2)	-	-	(2)

After tax totals	(1)	-	-	(1)

(millions)	Accumulated other comprehensive income as of 1 January 2014 $	Changes in fair value recognised in 2014 $	Reclassification adjustments $	Accumulated other comprehensive income as of 31 December 2014 $

Derivatives designated as
Capital expenditure	(2)	-	-	(2)

Before tax totals	(2)	-	-	(2)

After tax totals	(1)	-	-	(1)

$1.25bn bonds

The $1.25bn 8.500% bonds due 2020 valuation is primarily linked to market interest rates. A change of +0.5% and -0.5% in market interest rates will generally impact the fair value of the $1.25bn liability in a stable environment by -$7m and +$7m respectively.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2015 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2015

	Change in exchange rate	Change in borrowings Total
		$M

Debt
ZAR denominated (R/$)	Spot (+R1.50)	(12)
ARS denominated (ARS/$)	Spot (+ARS0.5)	-
AUD denominated (AUD/$)	Spot (+AUD0.1)	(11)

	2015

	Change in exchange rate	Change in borrowings Total
		$M

Debt
ZAR denominated (R/$)	Spot (-R1.50)	14
ARS denominated (ARS/$)	Spot (-ARS0.5)	-
AUD denominated (AUD/$)	Spot (-AUD0.1)	12

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable

12B.	Warrants and Rights

Not applicable

12C.	Other Securities

Not applicable

12D.	American Depositary Shares

12D.3	Depositary Fees and Charges

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

For further information, refer to “Item 10C: Material Contracts – The Deposit Agreement”.

12D.4	Depositary Payments for 2015

For the year ended 31 December 2015, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $553,697 (2014: $789,579) mainly for investor relations related expenses.

PART II

ITEM 13:   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures: As of 31 December 2015 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

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

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of the Evaluation Date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control – Integrated Framework and related illustrative documents released on May 14, 2013. Based on this assessment, and using those criteria, management concluded that the company’s internal control over financial reporting was effective as of the Evaluation Date.

(c)

Changes in Internal Control over Financial Reporting: The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that its books and records accurately reflect transactions and that established policies and procedures are followed. The Company started in 2013 with the implementation of an enterprise resource planning (“ERP”) system on a staggered basis and concluded with the implementation in quarter four of 2013 at all operations excluding its Continental Africa Region, for financial reasons. The ERP implementation will continue at the remainder of the Continental Africa operations, with the exception of Obuasi, until quarter two of 2017. The continuous implementation will result in a change to the system of internal control over financial reporting at the affected sites. The Company continues to implement the global ERP system to improve standardization and automation, and not in response to a deficiency in its internal control over financial reporting. The Company believes that the continuing implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future. The Company has taken the necessary steps to monitor and maintain appropriate internal control over financial reporting during this period of change and will continue to evaluate the operating effectiveness of related key controls during subsequent periods.

There have been no further changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) – 15 during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

See Item 3D, Risk Factors, of this annual report on Form 20F for risk factors related to the implementation and integration of information technology systems.

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

Srinivasan Venkatakrishnan

Chief Executive Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2015 consolidated financial statements of AngloGold Ashanti Limited and our report dated 31 March 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Inc.

Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

31 March 2016

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the Audit and Risk Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of King III, which became effective in March 2010, and the requirements of the Companies Act of 2008, which became effective on 1 May 2011. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that Prof. Wiseman Nkuhlu is the Audit and Risk Committee’s financial expert. Individually, the remaining members of the committee have considerable knowledge and experience in associated areas such as audit, risk and corporate governance to help oversee and guide the board and the company.

ITEM 16B: CODE OF ETHICS AND WHISTLE-BLOWING POLICIES

In order to comply with the company’s obligation in terms of the Sarbanes-Oxley Act and King III, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of business principles and ethics for employees and directors, a code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers, and a whistle-blowing policy that encourages employees to report anonymously if they wish and without fear of retaliation acts of an unethical or illegal nature that affect the company’s interests. The code of business principles and ethics expresses the company’s commitment to the conduct of its business in line with ethical standards and is designed to enable employees and directors to perform their roles and duties with integrity and responsibility.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended 31 December 2015, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2015 and 2014.

(in millions)	2015 $	2014 $
Audit fees(1)	5.66	6.65
Audit-related fees(2)	1.61	2.26
Tax fees(3)	0.65	0.34
All other fees(4)	0.20	0.13
Total	8.12	9.38

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

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2015 were reviewed and approved according to the procedures above. None of the services provided during 2015 were approved under the de minimis exception allowed under the Exchange Act.

No work was performed by persons other than the principal accountant’s employees in respect of the audit of AngloGold Ashanti’s financial statements for 2015.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2015.

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

The company has approved a Nominations Committee of the Board. The Nominations Committee’s membership comprises only non-executive board members, all of whom are independent, as defined in the King Code and is chaired by the Independent Chairman of the Board.

ITEM 16H: MINE SAFETY DISCLOSURE

The information concerning certain mine safety violations or other regulatory matters required pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item 16H is included in Exhibit 19.16 to this annual report on Form 20-F.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

The consolidated financial statements for the year ended 31 December 2015 were authorised for issue by the Board of Directors on 31 March 2016 and were signed on its behalf by Srinivasan Venkatakrishnan, Chief Executive Officer, Kandimathie Christine Ramon, Chief Financial Officer, Sipho Pityana, Chairman of the Board of Directors, and Rhidwaan Gasant, Chairman of the Audit and Risk Committee.

Report of Independent Registered Public Accounting Firm

The board of directors and shareholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (“the Company”) as of 31 December 2015, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Kibali (Jersey) Limited (“Kibali”), a corporation in which the Company has a 50 percent interest. In the consolidated financial statements, the Company’s investment in Kibali is stated at $1,406 million, $1,369 million and $1,241 million as of 31 December 2015, 2014 and 2013, respectively. The Company’s equity in the net income of Kibali is stated at $70 million, $72 million and $26 million for the years ended 31 December 2015, 2014 and 2013, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at 31 December 2015, 2014, and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 31 March 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Inc.

Registered Auditor

Johannesburg, Republic of South Africa

31 March 2016

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED

Group – income statement

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

Figures in millions	Notes	2015	2014 Restated	2013 Restated
		US Dollars

Revenue	3	4,174	5,110	5,383
Gold income	2,3	4,015	4,952	5,172
Cost of sales	4	(3,294)	(3,972)	(3,947)
(Loss) gain on non-hedge derivatives and other commodity contracts	36	(7)	13	94
Gross profit	2	714	993	1,319
Corporate administration, marketing and other expenses	5	(78)	(92)	(201)
Exploration and evaluation costs		(132)	(142)	(250)
Other operating expenses	6	(96)	(28)	(19)
Special items	7	(71)	(260)	(2,951)
Operating profit (loss)		337	471	(2,102)
Dividends received	3	-	-	5
Interest received	3	28	24	39
Exchange (loss) gain		(17)	(7)	14
Finance costs and unwinding of obligations	8	(245)	(276)	(293)
Fair value adjustment on issued bonds		66	(17)	307
Share of associates and joint ventures’ profit (loss)	9	88	(25)	(162)
Profit (loss) before taxation		257	170	(2,192)
Taxation	13	(211)	(225)	237
Profit (loss) after taxation from continuing operations Discontinued operations		46	(55)	(1,955)
(Loss) profit from discontinued operations	10	(116)	16	(245)
Loss for the year		(70)	(39)	(2,200)

Allocated as follows
Equity shareholders
- Continuing operations		31	(74)	(1,985)
- Discontinued operations		(116)	16	(245)
Non-controlling interests
- Continuing operations		15	19	30
		(70)	(39)	(2,200)

Basic loss per ordinary share (cents)	14
Earnings (loss) per ordinary share from continuing operations		8	(18)	(506)
(Loss) earnings per ordinary share from discontinued operations		(28)	4	(62)
Basic loss per ordinary share (cents)		(20)	(14)	(568)

Diluted loss per ordinary share (cents)	14
Earnings (loss) per ordinary share from continuing operations		8	(18)	(571)
(Loss) earnings per ordinary share from discontinued operations		(28)	4	(62)
Diluted loss per ordinary share (cents)		(20)	(14)	(631)

ANGLOGOLD ASHANTI LIMITED

Group – statement of comprehensive income

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

Figures in millions	2015	2014 Restated	2013 Restated
	US Dollars

Loss for the year	(70)	(39)	(2,200)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(371)	(201)	(433)
Share of associates and joint ventures’ other comprehensive income	1	-	-
Net loss on available-for-sale financial assets	(14)	-	(23)
Release on impairment of available-for-sale financial assets	9	2	30
Release on disposal of available-for-sale financial assets	(3)	(1)	(1)
Cash flow hedges	-	-	1
Deferred taxation thereon	1	(1)	2
	(7)	-	9
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) recognised	17	(22)	69
Deferred taxation thereon	(3)	6	(20)
	14	(16)	49

Other comprehensive loss for the year, net of tax	(363)	(217)	(375)

Total comprehensive loss for the year, net of tax	(433)	(256)	(2,575)

Allocated as follows
Equity shareholders
- Continuing operations	(332)	(291)	(2,360)
- Discontinued operations	(116)	16	(245)
Non-controlling interests
- Continuing operations	15	19	30
	(433)	(256)	(2,575)

ANGLOGOLD ASHANTI LIMITED

Group – statement of financial position

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

Figures in millions	Notes	2015	2014	2013
		US Dollars
ASSETS
Non-current assets
Tangible assets	16	4,058	4,863	4,815
Intangible assets	17	161	225	267
Investments in associates and joint ventures	19	1,465	1,427	1,327
Other investments	20	91	126	131
Inventories	21	90	636	586
Trade, other receivables and other assets	23	13	20	29
Deferred taxation	30	1	127	177
Cash restricted for use	24	37	36	31
Other non-current assets	22	18	25	41
		5,934	7,485	7,404
Current assets
Other investments	20	1	-	1
Inventories	21	646	888	1,053
Trade, other receivables and other assets	23	196	278	369
Cash restricted for use	24	23	15	46
Cash and cash equivalents	25	484	468	648
		1,350	1,649	2,117
Non-current assets held for sale		-	-	153
		1,350	1,649	2,270

Total assets		7,284	9,134	9,674
EQUITY AND LIABILITIES
Share capital and premium	26	7,066	7,041	7,006
Accumulated losses and other reserves		(4,636)	(4,196)	(3,927)
Shareholders’ equity		2,430	2,845	3,079
Non-controlling interests		37	26	28
Total equity		2,467	2,871	3,107
Non-current liabilities
Borrowings	27	2,637	3,498	3,633
Environmental rehabilitation and other provisions	28	847	1,052	963
Provision for pension and post-retirement benefits	29	107	147	152
Trade, other payables and deferred income	31	5	15	4
Deferred taxation	30	514	567	579
		4,110	5,279	5,331
Current liabilities
Borrowings	27	100	223	258
Trade, other payables and deferred income	31	516	695	820
Bank overdraft	25	-	-	20
Taxation	32	91	66	81
		707	984	1,179

Non-current liabilities held for sale		-	-	57
		707	984	1,236

Total liabilities		4,817	6,263	6,567

Total equity and liabilities		7,284	9,134	9,674

ANGLOGOLD ASHANTI LIMITED

Group – statement of cash flows

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

Figures in millions	Notes	2015	2014 Restated	2013 Restated
		US Dollars

Cash flows from operating activities
Receipts from customers		4,154	5,083	5,384
Payments to suppliers and employees		(2,904)	(3,740)	(4,077)
Cash generated from operations	33	1,250	1,343	1,307
Dividends received from joint ventures		57	-	18
Taxation refund	32	21	41	23
Taxation paid	32	(184)	(194)	(187)
Net cash inflow from operating activities from continuing operations		1,144	1,190	1,161
Net cash (outflow) inflow from operating activities from discontinued operations		(5)	30	85
Net cash inflow from operating activities		1,139	1,220	1,246

Cash flows from investing activities
Capital expenditure
- project capital		(105)	(144)	(465)
- stay-in-business capital		(559)	(700)	(898)
Interest capitalised and paid		-	-	(5)
Expenditure on intangible assets		(3)	(5)	(68)
Proceeds from disposal of tangible assets		6	31	10
Other investments acquired		(86)	(79)	(91)
Proceeds from disposal of other investments		81	73	81
Investments in associates and joint ventures		(11)	(65)	(472)
Proceeds from disposal of associates and joint ventures		1	-	6
Loans advanced to associates and joint ventures		(5)	(56)	(41)
Loans repaid by associates and joint ventures		2	20	33
Dividends received		-	-	5
Proceeds from disposal of business and subsidiary		819	105	2
Costs on disposal of business		(7)	-	-
Cash balances in assets disposed		(2)	2	(2)
(Increase) decrease in cash restricted for use		(17)	24	(20)
Interest received		25	21	23
Net cash inflow (outflow) from investing activities from continuing operations		139	(773)	(1,902)
Net cash outflow from investing activities from discontinued operations		(59)	(170)	(138)
Net cash inflow (outflow) from investing activities		80	(943)	(2,040)

Cash flows from financing activities
Proceeds from borrowings		421	611	2,344
Repayment of borrowings		(1,288)	(755)	(1,480)
Finance costs paid		(251)	(246)	(200)
Bond settlement premium, RCF and bond transaction costs		(61)	(9)	(36)
Dividends paid		(5)	(17)	(62)
Net cash (outflow) inflow from financing activities from continuing operations		(1,184)	(416)	566
Net cash outflow from financing activities from discontinued operations		(2)	(5)	(6)
Net cash (outflow) inflow from financing activities		(1,186)	(421)	560

Net increase (decrease) in cash and cash equivalents		33	(144)	(234)
Translation		(17)	(16)	(30)
Cash and cash equivalents at beginning of year		468	628	892
Cash and cash equivalents at end of year	25	484	468	628

ANGLOGOLD ASHANTI LIMITED

Group – statement of changes in equity

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

	Equity holders of the parent
Figures in million	Share capital and premium	Other capital reserves(1)	Accumulated losses(2)	Cash flow hedge reserve(3)	Available- for-sale reserve(4)	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non- controlling interests	Total equity

US Dollars
Balance at 31 December 2012	6,742	177	(806)	(2)	13	(90)	(561)	5,473	21	5,494
Loss for the year			(2,230)					(2,230)	30	(2,200)
Other comprehensive income (loss)				1	8	49	(433)	(375)		(375)
Total comprehensive (loss) income	-	-	(2,230)	1	8	49	(433)	(2,605)	30	(2,575)
Shares issued	264							264		264
Share-based payment for share awards net of exercised		(13)						(13)		(13)
Dividends paid			(40)					(40)		(40)
Dividends of subsidiaries								-	(23)	(23)
Translation		(28)	15		(3)	16		-		-
Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107
Loss for the year			(58)					(58)	19	(39)
Other comprehensive loss						(16)	(201)	(217)		(217)
Total comprehensive loss	-	-	(58)	-	-	(16)	(201)	(275)	19	(256)
Shares issued	35							35		35
Share-based payment for share awards net of exercised		6						6		6
Dividends of subsidiaries								-	(21)	(21)
Translation		(10)	10		(1)	1		-		-
Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871
Loss for the year			(85)					(85)	15	(70)
Other comprehensive income (loss)		1			(7)	14	(371)	(363)		(363)
Total comprehensive income (loss)	-	1	(85)	-	(7)	14	(371)	(448)	15	(433)
Shares issued	25							25		25
Share-based payment for share awards net of exercised		8						8		8
Dividends of subsidiaries								-	(4)	(4)
Translation		(24)	20		(3)	7		-		-
Balance at 31 December 2015	7,066	117	(3,174)	(1)	7	(19)	(1,566)	2,430	37	2,467

(1)

Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti of $9m (2014: $12m; 2013: $14m), surplus on equity transaction of joint venture of $36m (2014: $36m; 2013: $36m), share of associates and joint ventures’ other comprehensive loss of nil (2014: $1m; 2013: $2m), equity items for share-based payments of $69m (2014: $82m; 2013: $85m) and other reserves.

(2)

Included in accumulated losses are retained earnings totalling $210m (2014: $184m; 2013: $83m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

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

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

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

New standards and interpretations issued

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2015. The new standards, interpretations and amendments effective from 1 January 2015 had no impact on the group.

AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years. We have identified that IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” both of which have an effective date of 1 January 2018 are likely to affect future financial reporting and are assessing the potential consequences.

1.1	BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year.

The group financial statements are presented in US dollars.

The comparative periods have been represented to separate continuing operations from discontinued operations in accordance with IFRS 5, as a consequence of the disposal of the Cripple Creek & Victor operations in the United States.

Based on materiality, certain comparatives have been aggregated.

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

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

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

Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Mineral Resource and Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the orebody to which these assets relate.

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

An individual operating mine is not a typical going-concern business because of the finite life of its Ore Reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 “Impairment of Assets”, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The group reviews and tests the carrying value of tangible assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published Ore Reserves, Mineral Resources, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Ore Reserves and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2015 was $126m (2014: $142m; 2013: $154m). The carrying amount of tangible assets at 31 December 2015 was $4,058m (2014: $4,863m; 2013: $4,815m). The impairment and derecognition of goodwill and tangible assets recognised in the consolidated financial statements for the year ended 31 December 2015 was nil (2014: nil; 2013: $15m) and $5m (2014: $4m; 2013: $2,978m) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Production start date

The group assesses the stage of each mine construction project to determine when a construction project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

•	the level of capital expenditure compared to the construction cost estimates;
•	completion of a reasonable period of testing of the constructed asset;
•	ability to produce metals in saleable form (within specifications and the de minimis rule); and
•	ability to sustain ongoing production of metals.

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

Carrying values of the group at 31 December 2015:

•	deferred tax asset: $1m (2014: $127m; 2013: $177m);
•	deferred tax liability: $514m (2014: $567m; 2013: $579m);
•	taxation liability: $91m (2014: $66m; 2013: $81m); and
•	taxation asset: $27m (2014: $25m; 2013: $51m).

Unrecognised value of deferred tax assets: $452m (2014: $563m; 2013: $414m).

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

The carrying amount of the rehabilitation obligations for the group at 31 December 2015 was $683m (2014: $851m; 2013: $728m).

Stockpiles and metals in process

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2015 was $393m (2014: $1,106m; 2013: $1,125m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Continental Africa, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries, particularly in Continental Africa and in Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have an adverse effect upon the carrying value of these assets.

The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2015 was $121m (2014: $169m; 2013: $229m).

Pension plans and post-retirement medical obligations

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

The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at 31 December 2015 was $89m (2014: $122m; 2013: $111m).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable Ore Reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Share-based payments

The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market based vesting conditions.

The income statement charge for the year was $33m (2014: $39m; 2013: $30m).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated Proven and Probable Ore Reserve. The Proven and Probable Ore Reserve reflects estimated quantities of Ore Reserves which can be recovered economically in the future from known mineral deposits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody to which these assets relate.

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

•

Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of Proven and Probable Ore Reserve at this location;

•

Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased Proven and Probable Ore Reserve after which the expenditure is capitalised as a mine development cost; and

•

Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

Intangible assets

Acquisition and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proven and Probable Ore Reserve, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill.

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

Non-current assets held for sale and discontinued operations

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

A disposal group qualifies as a discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations;
•	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations;

or

•	Is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

AngloGold Ashanti does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a possible obligation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items.

Dividend distribution

Dividend distribution to the group’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Other non-current assets

•

Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement; and

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	SEGMENTAL INFORMATION

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in millions	Net operating assets			Total assets (2)(3)
US Dollars	2015	2014	2013	2015	2014	2013
South Africa(1)	1,352	1,754	1,941	1,629	2,124	2,325
Continental Africa(4)	1,349	1,424	1,339	3,121	3,239	3,391
Australasia(1)	625	672	776	837	906	1,108
Americas(1)7	963	1,838	1,627	1,341	2,409	2,203
Other, including non-gold producing subsidiaries	11	37	39	356	456	647
	4,300	5,725	5,722	7,284	9,134	9,674

Non-current assets considered material, by country are:

South Africa				1,463	1,908	2,098
Foreign entities				4,324	5,263	4,927
DRC				1,406	1,369	1,241
Ghana				543
Tanzania				517
Australia				703	743	878
Brazil				657	730	726
United States					805

Figures in millions	Amortisation
US Dollars	2015	2014	2013
South Africa	182	258	253
Continental Africa(2)	339	281	254
Australasia	117	150	98
Americas(2)	240	189	180
Other, including non-gold producing subsidiaries(2)	7	8	8
	885	886	793
Equity-accounted investments included above	(108)	(103)	(15)
Continuing operations	777	783	778
Discontinued operations	6	3	21
	783	786	799

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	Segmental information (continued)

Figures in millions	Capital expenditure
US Dollars	2015	2014	2013
South Africa	206	264	451
Continental Africa(2)	315	454	839
Australasia	78	91	285
Americas(2)	196	225	254
Other, including non-gold producing subsidiaries(2)	4	6	8
	799	1,040	1,837
Discontinued operations	58	169	156
	857	1,209	1,993
Equity-accounted investments	(131)	(191)	(411)
	726	1,018	1,582

	Gold production (attributable) (000oz)
	2015	2014	2013
South Africa	1,004	1,223	1,302
Continental Africa	1,435	1,597	1,460
Australasia	560	620	342
Americas	831	785	770
Continuing operations	3,830	4,225	3,874
Discontinued operations	117	211	231
	3,947	4,436	4,105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	Segmental information (continued)

Figures in millions	Gold income
US Dollars	2015	2014	2013
Geographical analysis of gold income by origin is as follows:
South Africa	1,132	1,527	1,810
Continental Africa(2)	1,724	2,105	2,111
Australasia	666	785	441
Americas	967	1,004	1,100
	4,489	5,421	5,462
Equity-accounted investments included above	(474)	(469)	(290)
Continuing operations (note 3)	4,015	4,952	5,172
Discontinued operations (note 10)	137	266	325
	4,152	5,218	5,497
Foreign countries included in the above and considered material are:
Brazil	641	684	758
Ghana			642
Tanzania	615	605	640
Geographical analysis of gold income by destination is as follows:
South Africa	2,499	3,065	2,944
North America	658	438	740
Australia	666	775	435
Asia	195	414	399
Europe	332	429	355
United Kingdom	139	300	589
	4,489	5,421	5,462
Equity-accounted investments included above	(474)	(469)	(290)
Continuing operations (note 3)	4,015	4,952	5,172
North America	137	266	324
United Kingdom	-	-	1
Discontinued operations (note 10)	137	266	325
Continuing and discontinued operations	4,152	5,218	5,497

Approximately 37% of the group’s total gold produced is sold to two customers of the group.

The market for gold bullion bar, our primary product, is predominantly limited to the bullion banks. The number of these banks has declined over the last few years. Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	Segmental information (continued)

Figures in millions	Gross profit (loss)(5)
US Dollars	2015	2014	2013
South Africa	42	216	510
Continental Africa(2)	377	469	475
Australasia	142	125	(9)
Americas(2)	247	259	390
Corporate and other(2)	2	-	-
	810	1,069	1,366
Equity-accounted investments included above	(96)	(76)	(47)
Continuing operations	714	993	1,319
Discontinued operations (note 10)	19	50	126
	733	1,043	1,445

(1)	Total assets includes allocated goodwill of $7m (2014: $10m; 2013: $10m) for South Africa, $111m (2014: $124m; 2013: $136m) for Australasia and $8m (2014: $8m; 2013: $8m) for Americas (note 17).
(2)	Includes equity-accounted investments.
(3)

In 2015, pre-tax impairments, derecognition of tangible assets of $5m were accounted for in South Africa. In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental Africa, whilst in 2013, $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m).

(4)	As at 31 December 2013, total assets included assets held for sale in respect of Navachab Mine of $153m.
(5)

The group’s segment profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the group income statement.

	Figures in millions	US Dollars
		2015	2014	2013
3	Revenue
	Revenue consists of the following principal categories:
	Gold income (note 2)	4,015	4,952	5,172
	By-products (note 4)	127	130	149
	- silver income	72	67	80
	- uranium income	37	47	54
	- sulphuric acid income	17	15	13
	- other	1	1	2
	Dividends received	-	-	5
	Royalties received (note 7)	4	4	18
	Interest received (note 33)	28	24	39
	- loans and receivables	7	9	23
	- available-for-sale and held-to-maturity investments	8	6	8
	- cash and cash equivalents	13	9	8

		4,174	5,110	5,383

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		US Dollars
	Figures in millions	2015	2014	2013

4	Cost of sales
	Cash operating costs	2,493	3,044	3,056
	By-products revenue (note 3)	(127)	(130)	(149)
		2,366	2,914	2,907
	Royalties	100	129	124
	Other cash costs	27	28	36
	Total cash costs	2,493	3,071	3,067
	Retrenchment costs	11	24	69
	Rehabilitation and other non-cash costs	(10)	66	33
	Production costs	2,494	3,161	3,169
	Amortisation of tangible assets (note 33)	737	749	754
	Amortisation of intangible assets (note 33)	40	34	24
	Total production costs	3,271	3,944	3,947
	Inventory change	23	28	-
		3,294	3,972	3,947

5	Corporate administration, marketing and other expenses
	Corporate administration expenses	69	80	183
	Marketing expenses	1	1	6
	Share scheme and related costs	8	11	12
		78	92	201

6	Other operating expenses
	Pension and medical defined benefit provisions	18	6	14
	Governmental fiscal claims and care and maintenance of old tailings operations	7	15	5
	Care and maintenance costs	67	-	-
	Other expenses	4	7	-
		96	28	19

7	Special items
	Impairment and derecognition of assets	20	13	2,622
	Net profit on disposal of assets	(1)	(25)	(2)
	Royalties received (note 3)	(4)	(4)	(18)
	Indirect tax (recoveries) expenses	(20)	19	43
	Legal (recoveries) fees and other costs related to contract terminations and settlement costs	(1)	30	19
	Write-down of inventory	11	7	202
	Retrenchment and related costs(1)	4	210	24
	Repurchase premium and cost on settlement of debt facilities	61	8	61
	Loss on sale of Navachab mine	-	2	-
	Other	1	-	-
		71	260	2,951

(1)	During 2014, the Obuasi mine was transitioned to limited operations during the year, as a result, all the employees were retrenched at a cost of $210m.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		US Dollars
	Figures in millions	2015	2014	2013

8	Finance costs and unwinding of obligations

	Finance costs
	Finance costs on bonds, corporate notes, bank loans and other	213	241	235
	Amortisation of fees	5	5	10
	Finance lease charges	3	4	4
	Other finance costs	2	1	2
		223	251	251
	Amounts capitalised	-	-	(5)
	Total finance costs	223	251	246

	Unwinding of obligations and accretion of bonds
	Unwinding of provisions	21	24	27
	Accretion of bonds	1	1	20
	Total unwinding of obligations and accretion of bonds	22	25	47

	Total finance costs, unwinding of obligations and accretion of bonds (note 33)	245	276	293

9	Share of associates and joint ventures’ profit (loss)

	Revenue	489	519	334
	Operating costs, special items and other expenses	(415)	(523)	(315)
	Net interest received	7	6	4
	Profit before taxation	81	2	23
	Taxation	(17)	(22)	(21)
	Profit (loss) after taxation	64	(20)	2
	Impairment reversal (impairment) of investments in associates (notes 19)	12	(19)	(14)
	Impairment reversal (impairment) of investments in joint ventures (note 19)	12	14	(150)
	Share of associates and joint ventures’ profit (loss) (note 33)	88	(25)	(162)

10	Discontinued operations

	Gold income (note 2)	137	266	325
	Cost of sales	(118)	(218)	(199)
	Gain on unrealised non-hedge derivatives and other commodity contracts	-	2	-
	Gross profit (note 2)	19	50	126
	Other expenses	(4)	(4)	(23)
	Impairment of tangible assets	-	-	(444)
	Profit (loss) before taxation	15	46	(341)
	Normal taxation	-	5	(1)
	Deferred taxation
	- Temporary differences	-	(36)	(10)
	- Impairment of deferred tax asset	(121)	-	(60)
	- Deferred tax on impairment of tangible assets	-	1	167
	(Loss) profit from operations	(106)	16	(245)
	Loss on disposal	(10)	-	-
	Total (loss) profit from discontinued operations	(116)	16	(245)

On 8 June 2015, the company announced that it had agreed to sell 100% of Cripple Creek & Victor (CC&V) gold mine in the United States to Newmont Mining Corporation for $820m in cash plus a net smelter royalty. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014.

On 3 August 2015, the transaction closed and proceeds of $819m were received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10	Discontinued operations (continued)

The carrying amount of major classes of assets and liabilities disposed of in Cripple Creek & Victor include:

US Dollar million	As at 3 Aug 2015
Assets
Tangible assets	318
Inventories	677
Other	7
1,002
Liabilities
Provisions	116
Trade and other payables	56
Other	13
185

	Figures in millions	US Dollars
		2015	2014	2013
11	Employee benefits

	Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits	971	1,134	1,281
	Health care and medical scheme costs
	- current medical expenses	54	65	70
	- defined benefit post-retirement medical expenses	10	10	13
	Pension and provident plan costs
	- defined contribution	49	56	63
	- defined benefit pension plans	14	-	11
	Retrenchment costs	15	234	82
	Share-based payment expense (note 12)	33	39	30
	Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	1,146	1,538	1,550

                Refer to note 34 for details of Directors’ and Prescribed Officers’ emoluments.

	Figures in millions	US Dollars
		2015	2014	2013
12	Share-based payments

	Equity-settled Share incentive schemes
	No new share incentive schemes were approved by the shareholders of AngloGold Ashanti during the current financial year. New awards were made under the amended BSP and LTIP plans. The total cost relating to employee share incentive schemes was $33m (2014: $39m; 2013: $30m) and is made up as follows:
	Bonus Share Plan (BSP)	22	27	24
	Long-Term Incentive Plan (LTIP)	11	10	(1)
	Share Retention Bonus Scheme	-	2	2
	Other(1)	-	-	5
	Total share-based payment expense (note 11)	33	39	30

(1)	Employee share ownership plan (ESOP) - free shares and E ordinary shares to employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12	Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a company under the joint control of AngloGold Ashanti, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board. BSP awards vest equally over 2 years. BSP awards are granted at no cost to participants.

The board is required to determine a BSP award value and this will be converted to a share amount based on the volume weighted average closing price of an AngloGold Ashanti share on the JSE five business days prior to grant date. AngloGold Ashanti’s Remuneration and Human Resources Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.

Accordingly, for the awards issued, the following information is available:

Award date (unvested awards and awards vested during the year)	2015	2014	2013
Calculated fair value	R130.87	R198.05	R226.46
Vesting date 50%	3 Mar 2016	24 Feb 2015	13 Mar 2014
Vesting date 50%	3 Mar 2017	24 Feb 2016	13 Mar 2015
Expiry date	3 Mar 2025	24 Feb 2024	13 Mar 2023

	Number of shares
	2015	2014	2013
Awards outstanding at beginning of year	3,305,515	2,598,887	2,156,456
Awards granted during the year	2,562,313	1,983,469	1,300,968
Awards lapsed during the year	(165,006)	(408,491)	(212,802)
Awards exercised during the year	(994,023)	(868,350)	(645,735)
Awards outstanding at end of year	4,708,799	3,305,515	2,598,887
Awards exercisable at end of year	1,687,096	1,328,104	1,217,468
A cumulative total of 117,005 (2014: 112,719; 2013: 158,408) shares were held by deceased, retired or retrenched employees.

Long-Term Incentive Plan (LTIP)

The LTIP is intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors and selected senior management of participating companies. Participating companies include AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a company under the joint control of AngloGold Ashanti, unless the board excludes such a company.

An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the volume weighted average closing price of an AngloGold Ashanti share on the JSE five business days prior to grant date. AngloGold Ashanti’s Remuneration and Human Resources Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. LTIP awards are granted at no cost to participants.

The main performance conditions in terms of the LTIP issued in 2013 are:

•	up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•	up to 35% of an award will be dependent on the achievement of strategic performance measures that has been set by the Remuneration and Human Resources Committee;
•	up to 15% of an award will be dependent on meeting the free cash flow generated from operations (before project capital) budget; and
•	three-years’ service is required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12	Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Long-Term Incentive Plan (LTIP) (continued)

The main performance conditions in terms of the LTIP issued in 2014 and 2015 are:

•	up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•	up to 50% of an award will be dependent on the achievement of strategic performance measures that has been set by the Remuneration and Human Resources Committee;
•	a safety multiplier of 20% will be applied based on safety performance; and
•	three-years’ service is required.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2015	2014	2013
Calculated fair value	R129.94	R198.05	R226.46
Vesting date	3 Mar 2018	24 Feb 2017	13 Mar 2016
Expiry date	3 Mar 2025	24 Feb 2024	13 Mar 2023

	Number of shares
	2015	2014	2013
Awards outstanding at beginning of year	3,964,362	2,872,630	2,330,906
Awards granted during the year	3,120,555	2,217,675	1,815,497
Awards lapsed during the year	(830,356)	(916,790)	(998,091)
Awards exercised during the year	(226,368)	(209,153)	(275,682)
Awards outstanding at end of year	6,028,193	3,964,362	2,872,630
Awards exercisable at end of year	445,781	355,524	357,880

Share Retention Bonus Scheme

This award was specifically to address the retention of executive management. Executives received an additional ad-hoc incentive comprising an LTIP award in March 2013 and a deferred cash portion delivered in August 2014. The scheme was a performance-based share award, equivalent to 60% of the executives’ base pay as at 1 January 2013. Subject to performance criteria, these shares vested during September 2014. The cash portion was 40% of the executives’ base pay (80% for the CFO based on the January 2013 total base pay inclusive of off-shore payments where applicable). The scheme was subject to delivery on key business imperatives and on delivery of adjusted headline earnings above a threshold of 50% of the approved targeted adjusted headline earnings over the performance period. Failure to meet any of the performance criteria resulted in the forfeiture of the retention bonus. These awards were issued at no cost to participants.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)			2013
Calculated fair value			R226.46
Vesting date			Aug 2014
Expiry date			Aug 2017

	Number of shares
	2015	2014	2013
Awards outstanding at beginning of year	150,300	159,984	-
Awards granted during the year	-	-	203,863
Awards lapsed during the year	-	(9,684)	(34,923)
Awards exercised during the year	(34,564)	-	(8,956)
Awards outstanding at end of year	115,736	150,300	159,984
Awards exercisable at end of year	115,736	150,300	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12	Share-based payments (continued)

Equity-settled share incentive schemes (continued)

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

CIP awards are granted at no cost to participants.

Accordingly, for the awards made, the following information is available:

	Number of shares
	2015	2014	2013
Awards outstanding at beginning of year	56,703	20,133	-
Awards granted during the year	125,050	50,083	20,810
Awards lapsed during the year	(6,426)	(1,287)	(677)
Awards exercised during the year	(30,287)	(12,226)	-
Awards outstanding at end of year	145,040	56,703	20,133

Figures in millions	US Dollars
	2015	2014	2013
13 Taxation

South African taxation
Mining tax	-	21	7
Non-mining tax	1	5	1
Prior year (over) under provision	(14)	4	(26)
Deferred taxation
Temporary differences(1)	(42)	(20)	(39)
Unrealised non-hedge derivatives and other commodity contracts	(2)	4	25
Change in estimated deferred tax rate	(15)	(24)	-
	(72)	(10)	(32)
Foreign taxation
Normal taxation	214	152	151
Prior year over provision	(9)	(12)	-
Deferred taxation
Temporary differences(1)	78	95	(356)
	283	235	(205)
	211	225	(237)
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:
	%	%	%
Effective tax rate	82	132	11
Disallowable items
Derivative and other commodity contracts losses and fair value gains	7	(3)	(4)
Share of associates and joint ventures’ profit (loss)	10	(4)	2
Exploration, corporate and other disallowable expenses	(23)	(7)	3
Foreign income tax allowances and rate differentials	(16)	(7)	(2)
Exchange variation and translation adjustments	(24)	(17)	2
Derecognition of deferred tax assets	-	-	12
Non-tax effective losses	(25)	(82)	5
Capital allowances	4	5	-
Change in estimated deferred tax rate	6	14	-
Prior year over (under) provision	7	(3)	(1)
Estimated corporate tax rate	28	28	28

(1)

Included in temporary differences in South African taxation is a tax credit on the impairment, derecognition and disposal of tangible assets of $1m (2014: nil; 2013: $86m). Included in temporary differences of foreign taxation is a net tax credit on the impairment and disposal of tangible assets of nil (2014: $8m; 2013: $391m) and write-down of inventories of $8m (2014: $9m; 2013: $62m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13	Taxation (continued)

Tax rates

	2015	2014	2013
South Africa
Mining tax rate – maximum statutory rate(2)	34%	34%	34%
Non-mining tax	28%	28%	28%
Foreign operations include:
Argentina	30%	30%	30%
Australia	30%	30%	30%
Brazil	34%	34%	34%
Guinea	30%	30%	30%
Tanzania	30%	30%	30%

(2)	The formula for determining the South African mining tax rate is:
Y = 34 - 170/X (2014: Y = 34 - 170/X; 2013: Y = 34 - 170/X)
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

Figures in millions	US Dollars
	2015	2014	2013
Analysis of unrecognised tax losses
Tax losses available to be utilised against future profits
- utilisation required between two and five years	237	235	171
- utilisation in excess of five years	1,184	1,635	1,221
	1,421	1,870	1,392
At the statutory tax rates the unrecognised value of deferred tax assets are: $452m (2014: $563m; 2013: $414m), mainly relating to tax losses incurred in North America, Ghana and Colombia.
14 (Loss) earnings per ordinary share	US Cents

Basic (loss) earnings per ordinary share	(20)	(14)	(568)
- Continuing operations	8	(18)	(506)

The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $31m (2014: ($74m); 2013: ($1,985m)) and 409,606,858 (2014: 407,729,050; 2013: 392,625,264) shares being the weighted average number of ordinary shares in issue during the financial year.

- Discontinued operations	(28)	4	(62)

The calculation of basic (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of ($116m) (2014: $16m; 2013: ($245m)) and 409,606,858 (2014: 407,729,050; 2013: 392,625,264) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted (loss) earnings per ordinary share	(20)	(14)	(631)
- Continuing operations	8	(18)	(571)

The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $31m (2014: ($74m); 2013: ($2,315m) and 411,371,341 (2014: 407,729,050; 2013: 405,546,908) shares being the diluted number of ordinary shares.

- Discontinued operations	(28)	4	(62)

The calculation of diluted (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of ($116m) (2014: $16m; 2013: ($245m)) and 409,606,858 (2014: 408,990,973; 2013: 392,625,264) shares being the diluted number of ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14	(Loss) earnings per ordinary share

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:	Number of shares
	2015	2014	2013
Ordinary shares	404,747,625	403,339,562	389,184,639
E ordinary shares(1)	-	585,974	1,460,705
Fully vested options(2)	4,859,233	3,803,514	1,979,920
Weighted average number of shares	409,606,858	407,729,050	392,625,264
Dilutive potential of convertible bonds	-	-	12,921,644
Diluted number of ordinary shares	409,606,858	407,729,050	405,546,908
In calculating the diluted (loss) earnings attributable to equity shareholders, the following were taken into consideration:

Figures in millions	US Dollars
Loss attributable to equity shareholders from continuing and discontinued operations	(85)	(58)	(2,230)
Interest expense of convertible bonds, where dilutive	-	-	26
Fair value adjustment on convertible bonds included in income	-	-	(356)
Loss attributable to equity shareholders used to calculate diluted earnings per share	(85)	(58)	(2,560)

The mandatory convertible bonds issued during 2010 are not included in basic earnings per ordinary share as they contain features that could result in their settlement in cash and therefore did not meet the definition of an equity instrument. As they converted in 2013, they are partially included in that year.

(1)	As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.
(2)

Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

Figures in millions	US Dollars
Headline (loss) earnings
The loss attributable to equity shareholders was adjusted by the following to arrive at headline (loss) earnings:
Loss attributable to equity shareholders from continuing and discontinued operations	(85)	(58)	(2,230)
Net impairment (reversal) and derecognition of assets	2	(10)	3,223
Net loss (profit) on disposal of assets	9	(25)	(2)
Loss on sale of Navachab mine (note 7)	-	2	-
Special items of associates and joint ventures	3	6	2
Taxation on items above	(2)	6	(915)
	(73)	(79)	78

	US Cents
Basic headline (loss) earnings per share
The calculation of basic headline (loss) earnings per ordinary share is based on basic headline (losses) earnings of ($73m) (2014: ($79m); 2013: $78m) and 409,606,858 (2014: 407,729,050; 2013: 392,625,264) shares being the weighted average number of ordinary shares in issue during the year.	(18)	(19)	20

Diluted headline loss per share
The calculation of diluted headline loss per ordinary share is based on diluted headline losses of ($73m) (2014: ($79m); 2013: ($252m)) and 409,606,858 (2014: 407,729,050; 2013: 405,546,908) shares being the weighted average number of ordinary shares in issue during the year.	(18)	(19)	(62)

	US Dollars
In calculating diluted headline loss, the following were taken into consideration:
Headline (loss) earnings	(73)	(79)	78
Interest expense of convertible bonds, where dilutive	-	-	26
Fair value adjustment on convertible bonds included in income	-	-	(356)
Diluted headline loss	(73)	(79)	(252)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15	Dividends

Figures in millions	US Dollars
	2015	2014	2013

Ordinary shares
No. 116 of 50 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013 (5 US cents per share).	-	-	21
No. 117 of 50 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013 (5 US cents per share).	-	-	19
	-	-	40

16	Tangible assets

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)	Total
US Dollars

Cost
Balance at 1 January 2013	8,134	4,677	945	35	1,084	80	14,955
Additions
- project capital	60	61	-	-	483	9	613
- stay-in-business capital	530	255	-	-	119	3	907
Disposals	(2)	(57)	-	-	(82)	-	(141)
Transfers and other movements(1)	(494)	310	17	-	(748)	(1)	(916)
Finance costs capitalised	-	-	-	-	5	-	5
Translation	(800)	(280)	(24)	(1)	(112)	(8)	(1,225)
Balance at 31 December 2013	7,428	4,966	938	34	749	83	14,198

Accumulated amortisation and impairments
Balance at 1 January 2013	4,560	2,075	439	31	63	11	7,179
Amortisation for the year	483	282	8	-	-	2	775
Impairment and derecognition of assets	1,357	964	451	-	196	10	2,978
Disposals	(1)	(31)	-	-	-	-	(32)
Transfers and other movements(1)	(885)	79	12	-	(126)	(3)	(923)
Translation	(496)	(75)	(14)	1	(7)	(3)	(594)
Balance at 31 December 2013	5,018	3,294	896	32	126	17	9,383
Net book value at 31 December 2013	2,410	1,672	42	2	623	66	4,815

Cost
Balance at 1 January 2014	7,428	4,966	938	34	749	83	14,198
Additions
- project capital	19	-	-	-	268	2	289
- stay-in-business capital	428	116	-	1	177	2	724
Disposals	(1)	(25)	-	-	-	-	(26)
Transfers and other movements(1)	(281)	427	31	-	(405)	5	(223)
Finance costs capitalised	-	-	-	-	1	-	1
Translation	(355)	(115)	(11)	-	(33)	(4)	(518)
Balance at 31 December 2014	7,238	5,369	958	35	757	88	14,445

Accumulated amortisation and impairments
Balance at 1 January 2014	5,018	3,294	896	32	126	17	9,383
Amortisation for the year	501	240	7	-	-	2	750
Impairment and derecognition of assets	1	1	-	-	2	-	4
Disposals	(1)	(23)	-	-	-	-	(24)
Transfers and other movements(1)	(249)	37	(3)	-	(47)	-	(262)
Translation	(225)	(34)	(7)	-	(2)	(1)	(269)
Balance at 31 December 2014	5,045	3,515	893	32	79	18	9,582
Net book value at 31 December 2014	2,193	1,854	65	3	678	70	4,863

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	Tangible assets (continued)

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
US Dollars

Cost
Balance at 1 January 2015	7,238	5,369	958	35	757	88	14,445
Additions
- project capital	19	1	-	-	102	6	128
- stay-in-business capital	345	57	-	-	158	1	561
- capitalised leased assets	-	62	-	-	-	-	62
Disposals	(113)	(772)	(25)	(29)	(291)	(7)	(1,237)
Transfers and other movements(1)	(497)	(4)	-	(1)	(298)	(1)	(801)
Translation	(710)	(281)	(19)	-	(72)	(9)	(1,091)
Balance at 31 December 2015	6,282	4,432	914	5	356	78	12,067

Accumulated amortisation and impairments
Balance at 1 January 2015	5,045	3,515	893	32	79	18	9,582
Amortisation for the year	475	257	6	1	-	1	740
Impairment and derecognition of assets	4	1	-	-	-	-	5
Disposals	(113)	(727)	(25)	(29)	(49)	(6)	(949)
Transfers and other movements(1)	(458)	(346)	-	(1)	(1)	-	(806)
Translation	(465)	(82)	(12)	(1)	-	(3)	(563)
Balance at 31 December 2015	4,488	2,618	862	2	29	10	8,009
Net book value at 31 December 2015	1,794	1,814	52	3	327	68	4,058

(1)	Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and derecognition of assets.
(2)	Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $61m (2014 and 2013: nil).
(3)	Included in the amounts for land and buildings are assets held under finance leases with a net book value of $7m (2014: $11m; 2013: $14m).
(4)	Assets of $8m have been pledged as security.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	Tangible assets (continued)

Impairment and derecognition of assets include the following:

Figures in millions	Mine development costs	Mine infra- structure	Mineral rights and dumps	Assets under construction	Land and buildings	Total
US Dollars

Impairment of assets 2013
South Africa
Moab Khotsong	290	3	-	-	-	293
Continental Africa
Iduapriem	74	-	-	-	-	74
Obuasi	377	383	231	2	-	993
Siguiri	25	-	-	-	-	25
Geita	187	153	215	-	-	555
Americas
Cripple Creek & Victor	202	122	5	105	10	444
AngloGold Ashanti Mineração	150	182	-	-	-	332
Cerro Vanguardia	45	86	-	1	-	132

Derecognition of assets
South Africa
Surface operations	-	10	-	4	-	14
Democratic Republic of the Congo
Mongbwalu	-	21	-	84	-	105
Other	7	4	-	-	-	11
	1,357	964	451	196	10	2,978
Impairment and derecognition 2014
Other	1	1	-	2	-	4
Impairment and derecognition 2015
Other	4	1	-	-	-	5

F -   37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17	Intangible assets

	US Dollars
Figures in millions	Goodwill	Software and licences	Royalty, tax rate concession and other	Total

Cost
Balance at 1 January 2013	451	92	58	601
Additions	-	67	1	68
Disposals	-	-	(1)	(1)
Transfers and other movements(1)	-	(3)	2	(1)
Transfer to asset held for sale	(2)	(2)	-	(4)
Translation	(33)	(13)	-	(46)
Balance at 31 December 2013	416	141	60	617

Accumulated amortisation and impairments
Balance at 1 January 2013	256	-	30	286
Amortisation for the year	-	19	5	24
Impairment	15	33	3	51
Disposals	-	-	(1)	(1)
Transfers and other movements(1)	-	-	1	1
Transfer to asset held for sale	(2)	-	-	(2)
Translation	(7)	(2)	-	(9)
Balance at 31 December 2013	262	50	38	350
Net book value at 31 December 2013	154	91	22	267

Cost
Balance at 1 January 2014	416	141	60	617
Additions	-	5	-	5
Transfers and other movements(1)	-	13	-	13
Translation	(16)	(7)	-	(23)
Balance at 31 December 2014	400	152	60	612

Accumulated amortisation and impairments
Balance at 1 January 2014	262	50	38	350
Amortisation for the year	-	31	5	36
Impairment	-	-	6	6
Transfers and other movements(1)	-	3	(2)	1
Translation	(4)	(2)	-	(6)
Balance at 31 December 2014	258	82	47	387
Net book value at 31 December 2014	142	70	13	225

Cost
Balance at 1 January 2015	400	152	60	612
Additions	-	3	-	3
Disposal	-	(9)	-	(9)
Transfers and other movements(1)	-	(10)	-	(10)
Translation	(20)	(18)	-	(38)
Balance at 31 December 2015	380	118	60	558

Accumulated amortisation and impairments
Balance at 1 January 2015	258	82	47	387
Amortisation for the year	-	37	3	40
Disposal	-	(7)	-	(7)
Transfers and other movements(1)	-	(7)	-	(7)
Translation	(4)	(12)	-	(16)
Balance at 31 December 2015	254	93	50	397
Net book value at 31 December 2015	126	25	10	161

(1)	Transfers and other movements include amounts from asset reclassifications and amounts written off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17	Intangible assets (continued)

Impairment calculation assumptions for goodwill

Based on an analysis carried out by the group in 2015, the carrying value and value in use of cash generating units with goodwill that were most sensitive is:

	US Dollars
Figures in millions	Carrying Value	Value in Use
2015
First Uranium (Pty) Limited	265	304

As at 31 December 2015, the recoverable amount of First Uranium (Pty) Ltd exceeded its carrying amount by $39m. The First Uranium (Pty) Limited CGU had $7m goodwill at that date.

It is estimated that a decrease of the long term real gold price of $1,179/oz by 3%, would cause the recoverable amount of this cash generating unit to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variable used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the cash generating units (CGUs):

	US Dollars
Figures in millions	2015	2014	2013
- Sunrise Dam	111	124	136
- First Uranium (Pty) Limited	7	10	10
- Serra Grande	8	8	8
(note 2)	126	142	154

Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
- Sunrise Dam(1)	7.9%	9.7%	7.1%

(1)	The discount rates for 2015 were determined on a basis consistent with that of 2014. The value in use of the CGU is $504m in 2015 (2014: $785m; 2013: $476m).

18	Material partly-owned subsidiaries

Name	Non-controlling interest % holding			Country of incorporation and operation
	2015	2014	2013
Cerro Vanguardia S.A. (CVSA)	7.5	7.5	7.5	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15.0	15.0	15.0	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

	US Dollars

Figures in millions	2015	2014	2013

Profit allocated to material non-controlling interests
CVSA	4	6	1
Siguiri	8	17	6

Accumulated balances of material non-controlling interests
CVSA	15	11	7
Siguiri	26	22	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18 Material partly-owned subsidiaries (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of profit or loss for 2015
Revenue	399	350
Profit for the year	57	50
Total comprehensive income for the year, net of tax	57	50
Attributable to non-controlling interests	4	8
Dividends paid to non-controlling interests	-	(4)

Statement of profit or loss for 2014
Revenue	386	439
Profit for the year	83	80
Total comprehensive income for the year, net of tax	83	80
Attributable to non-controlling interests	6	17
Dividends paid to non-controlling interests	(3)	(18)

Statement of profit or loss for 2013
Revenue	425	452
Profit for the year	14	39
Total comprehensive income for the year, net of tax	14	39
Attributable to non-controlling interests	1	6
Dividends paid to non-controlling interests	(8)	(14)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of financial position as at 31 December 2015
Non-current assets	245	151
Current assets	182	158
Non-current liabilities	(114)	(79)
Current liabilities	(109)	(55)
Total equity	204	175

Statement of financial position as at 31 December 2014
Non-current assets	237	159
Current assets	154	155
Non-current liabilities	(100)	(91)
Current liabilities	(143)	(73)
Total equity	148	150

Statement of financial position as at 31 December 2013
Non-current assets	192	151
Current assets	175	165
Non-current liabilities	(74)	(76)
Current liabilities	(181)	(51)
Total equity	112	189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	Material partly-owned subsidiaries (continued)

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of cash flows for the year ended 31 December 2015
Cash inflow from operating activities	98	76
Cash outflow from investing activities	(60)	(29)
Cash inflow (outflow) from financing activities	3	(36)
Net increase in cash and cash equivalents	41	11

Statement of cash flows for the year ended 31 December 2014
Cash inflow from operating activities	113	140
Cash outflow from investing activities	(30)	(30)
Cash outflow from financing activities	(59)	(110)
Net increase in cash and cash equivalents	24	-

Statement of cash flows for the year ended 31 December 2013
Cash inflow from operating activities	116	94
Cash outflow from investing activities	(69)	(30)
Cash outflow from financing activities	(107)	(92)
Net decrease in cash and cash equivalents	(60)	(28)

	US Dollars
Figures in millions	2015	2014	2013

19 Investments in associates and joint ventures

Carrying value
Investments in associates	34	34	62
Investments in joint ventures	1,431	1,393	1,265
	1,465	1,427	1,327

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Investments in associates comprise:

Name	Effective %			Description	Country
	2015	2014	2013
Unlisted associates
Rand Refinery (Pty) Limited	42.4	42.4	42.4	Smelting and refining of gold	South Africa
Listed associates
Trans-Siberian Gold plc (1)			31.1	Exploration and mine development	United Kingdom operating in Russia

(1)	For 2015 and 2014, Trans-Siberian Gold plc is considered an immaterial associate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19	Investments in associates and joint ventures (continued)

	US Dollars
Figures in millions	2015	2014	2013

Carrying value of associates
Rand Refinery (Pty) Limited(1)	27	22	46
Trans-Siberian Gold plc (2)			7
Immaterial associates	7	12	9
	34	34	62
Equity accounting of Trans-Siberian Gold plc is based on results to 30 September.
Equity accounting of Rand Refinery is based on results from the unaudited management accounts to 30 November, adjusted in 2014 for the loan granted in December 2014.

Net reversal (impairment) of investments in associates
Rand Refinery (Pty) Limited(1)	12	(21)	-
Trans-Siberian Gold plc			(13)
Other	-	2	(1)
(note 9)	12	(19)	(14)

(1)

The carrying value of Rand Refinery includes a loan which was granted in December 2014. The loan is repayable in December 2016 and accrues interest at JIBAR plus 3.5%. This loan was impaired by $21m during 2014, and a partial reversal of impairment of $12m was recognised during 2015, after considering the current financial position and operating results of Rand Refinery (note 9).

(2)	At 31 December 2015, the fair value of the group’s investment in Trans-Siberian Gold plc was $7m (2014: $6m; 2013: $14m).

Summarised financial information of associates is as follows (not attributable):

	Rand Refinery (Pty) Limited
	US Dollars
Figures in millions	2015	2014	2013

Statement of profit or loss
Revenue	90	31	84
Operating costs and expenses	(64)	(66)	(67)
Finance costs and unwinding of obligations	(8)	(1)	-
Interest received	1	1	1
Taxation	11	2	(4)
Profit (loss) for the year	30	(33)	14
Total comprehensive profit (loss) for the year, net of tax	30	(33)	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19	Investments in associates and joint ventures (continued)

	Rand Refinery (Pty) Limited
	US Dollars
Figures in millions	2015	2014	2013

Statement of financial position
Non-current assets	45	40	73
Current assets	23	14	19
Cash and cash equivalents	5	-	19
Total assets	73	54	111
Non-current financial liabilities	64	2	-
Other non-current liabilities	1	-	6
Current financial liabilities	4	96	-
Other current liabilities	12	-	18
Total liabilities	81	98	24
Net assets	(8)	(44)	87
Group’s share of net assets	(3)	(19)	37
Goodwill	-	-	9
Loan to associate	30	44	-
Impairment of loan to associate	(4)	(21)	-
Unrecognised losses	3	19	-
Other	1	(1)	-
Carrying amount of interest in associates	27	22	46

Aggregate statement of profit or loss for immaterial associates (attributable)
Revenue	15	26	7
Operating costs and expenses	(15)	(29)	(8)
Taxation	(1)	-	-
Loss for the year	(1)	(3)	(1)
Total comprehensive loss for the year, net of tax	(1)	(3)	(1)

Investments in joint ventures comprise:

Name	Effective %			Description	Country
	2015	2014	2013
Kibali Goldmines S.A.(1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo
Société des Mines de Morila S.A. (Morila)(2)			40.0	Commercial exploitation of gold	Mali
Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola)(2)			41.0	Commercial exploitation of gold	Mali

(1)	AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.
(2)	For 2015 and 2014 Morila and Sadiola are considered to be immaterial joint ventures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19	Investments in associates and joint ventures (continued)

	US Dollars
Figures in millions	2015	2014	2013

Carrying value of joint ventures
Kibali	1,406	1,369	1,241
Morila			8
Immaterial joint ventures	25	24	16
	1,431	1,393	1,265

Reversal (impairment) of investments in joint ventures
Sadiola	12	-	(166)
Morila	-	-	(13)
Other	-	(6)	(2)
	12	(6)	(181)
Recovery of a loan previously impaired	-	20	31
(note 9)	12	14	(150)

The cumulative unrecognised share of losses of the joint ventures for 2015:

	2015	2014	2013
Sadiola	10	20	20
Yatela	-	-	9
	10	20	29

Summarised information is as follows (not attributable):

	Kibali
	US Dollars
Figures in millions	2015	2014	2013

Statement of profit or loss
Revenue	747	650	109
Other operating costs and expenses	(398)	(304)	(44)
Amortisation of tangible and intangible assets	(193)	(140)	(15)
Finance costs and unwinding of obligations	(5)	(5)	(1)
Interest received	5	4	4
Taxation	(18)	(45)	5
Profit for the year	138	160	58
Other comprehensive income for the year, net of tax	3	-	-
Total comprehensive income for the year, net of tax	141	160	58
Dividends received from joint ventures	35	-	-

Statement of financial position
Non-current assets	2,754	2,697	2,353
Current assets	259	231	258
Cash and cash equivalents	22	21	5
Total assets	3,035	2,949	2,616

Non-current financial liabilities	52	55	54
Other non-current liabilities	57	48	8
Current financial liabilities	10	8	6
Other current liabilities	125	118	91
Total liabilities	244	229	159

Net assets	2,791	2,720	2,457
Group’s share of net assets	1,396	1,360	1,229
Other	10	9	12
Carrying amount of interest in joint ventures	1,406	1,369	1,241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19	Investments in associates and joint ventures (continued)

	US Dollars
Figures in millions	2015	2014	2013

Aggregate statement of profit or loss for immaterial joint ventures (attributable)
Revenue	138	177	42
Other operating costs and expenses	(102)	(175)	(87)
Amortisation of tangible and intangible assets	(21)	(34)	(2)
Taxation	(7)	-	(2)
Profit (loss) for the year	8	(32)	(49)
Total comprehensive income (loss) for the year, net of tax	8	(32)	(49)

	US Dollars
Figures in millions	2015	2014	2013

20 Other investments

Non-current investments

Listed investments

Available-for-sale
Balance at beginning of year	47	48	69
Additions	8	4	9
Disposals	(3)	(1)	(2)
Fair value adjustments	(7)	1	4
Impairments (1)	(9)	(2)	(26)
Transfer to current investments	-	-	(1)
Translation	(7)	(3)	(5)
Balance at end of year	29	47	48
The available-for-sale non-current investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)	2	5	4
Corvus Gold Corporation	4	10	13
Various listed investments held by Environmental Rehabilitation Trust Funds	17	23	22
Other	6	9	9
	29	47	48
(1) Impairment of investments due to a significant decline in market value
ITH	-	-	21
Corvus Gold Corporation	7	-	2
Other	2	2	3
	9	2	26

The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

Based on the share price of ITH over the past year and carrying value at 31 December 2015 of $2m, if ITH achieved the high that it achieved during 2015 of C$0.75 per share, other comprehensive income (OCI) would increase by $4m. If it achieved the low of C$0.26 per share, OCI would decrease by nil.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20	Other investments (continued)

Based on the share price of Corvus Gold Corporation over the past year and carrying value at 31 December 2015 of $4m, if Corvus Gold Corporation achieved the high that it achieved during 2015 of C$1.14 per share, other comprehensive income (OCI) would increase by $8m. If it achieved the low of C$0.33 per share, OCI would decrease by $1m.

The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $17m. An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group’s JSE listed equity investments moved according to the ALSI, would impact OCI by $2m.

	US Dollars
Figures in millions	2015	2014	2013

Non-current investments

Listed investments

Held-to-maturity
Balance at beginning of year	7	6	7
Additions	1	2	5
Maturities	(1)	-	(6)
Amortisation of bonds	-	-	1
Translation	(2)	(1)	(1)
Balance at end of year	5	7	6

The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by Ashburton Investments.

The fair value of bonds held-to-maturity is $6m (2014: $9m; 2013: $8m) and has a sensitivity of less than $1m (2014: less than $1m; 2013: less than $1m) for a 1% change in interest rates.

Current investments
Listed investments - available for sale	1	-	1

Book value of listed investments	35	54	55
Fair value of listed investments	36	56	57

Non-current assets
Unlisted investments

Balance at beginning of year	72	77	89
Additions	77	74	77
Maturities	(74)	(71)	(72)
Accrued interest	-	1	-
Translation	(18)	(9)	(17)
Balance at end of year	57	72	77

The unlisted investments include:

Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by Ashburton Investments.	55	67	71
Other	2	5	6
	57	72	77
Book value of unlisted investments	57	72	77
Fair value of unlisted investments	57	72	77

Total book value of other investments (note 36)	92	126	132
Total fair value of other investments (note 36)	93	128	134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	US Dollars
	2015	2014	2013

21 Inventories

Non-current
Raw materials
- heap-leach inventory	-	521	479
- ore stockpiles	90	115	107
Total metal inventories	90	636	586

Current
Raw materials
- ore stockpiles	232	288	335
- heap-leach inventory	6	104	111
Work in progress
- metals in process	65	78	93
Finished goods
- gold doré/bullion	28	57	87
- by-products	5	6	8
Total metal inventories	336	533	634
Mine operating supplies	310	355	419
	646	888	1,053

Total inventories(1)	736	1,524	1,639

(1)

The amount of the write-down of ore stockpiles, metals in process, gold doré/bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense in special items and cost of sales is $30m (2014: $31m; 2013: $291m).

Figures in millions	US Dollars
	2015	2014	2013

22 Other non-current assets

AngloGold Ashanti Limited Pension Fund (note 29)	18	25	41
	18	25	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	US Dollars
	2015	2014	2013

23 Trade, other receivables and other assets

Non-current
Prepayments and accrued income	9	10	10
Recoverable tax, rebates, levies and duties(1)	4	10	14
Deferred loan fees	-	-	5
	13	20	29

Current
Trade and loan receivables	34	65	73
Prepayments and accrued income	37	39	73
Recoverable tax, rebates, levies and duties	117	159	215
Other receivables	8	15	8
	196	278	369

Total trade and other receivables	209	298	398

Current trade and loan receivables are generally on terms less than 90 days.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.

(1)	The outstanding amounts have been discounted to their present value at a rate of 13.47%.

Figures in millions	US Dollars
	2015	2014	2013

24 Cash restricted for use

Non-current
Cash restricted by prudential solvency requirements	1	1	1
Cash balances held by Environmental Rehabilitation Trust Funds	36	35	30
	37	36	31

Current
Cash restricted by prudential solvency requirements	18	13	11
Cash balances held by the Tropicana joint operation	4	1	34
Other	1	1	1
	23	15	46

Total cash restricted for use (notes 36 and 37)	60	51	77

25 Cash and cash equivalents

Cash and deposits on call	344	374	431
Money market instruments	140	94	217
(notes 36 and 37)	484	468	648

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:
Cash and deposits on call	344	374	431
Money market instruments	140	94	217
Bank overdraft	-	-	(20)
	484	468	628

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	US Dollars
	2015	2014	2013

26 Share capital and premium

Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	-	-	-
5,000,000 B redeemable preference shares of 1 SA cent each	-	-	-
	23	23	23

Issued and fully paid
405,265,315 (2014: 404,010,360; 2013: 402,628,406) ordinary shares of 25 SA cents each	16	16	16
2,000,000 (2014: 2,000,000; 2013: 2,000,000) A redeemable preference shares of 50 SA cents each	-	-	-
778,896 (2014: 778,896; 2013: 778,896) B redeemable preference shares of 1 SA cent each	-	-	-
	16	16	16

Treasury shares held within the group:
2,778,896 (2014: 2,778,896; 2013: 2,778,896) A and B redeemable preference shares	-	-	-
Nil (2014: nil; 2013: 5,171) ordinary shares	-	-	-
	16	16	16
Share premium
Balance at beginning of year	7,078	7,058	6,805
Ordinary shares issued	25	29	259
E ordinary shares issued and cancelled	-	(9)	(6)
	7,103	7,078	7,058
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Ordinary shares	-	-	(6)
E ordinary shares	-	-	(9)
Balance at end of year	7,050	7,025	6,990

Share capital and premium	7,066	7,041	7,006

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:

•	an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	US Dollars
	2015	2014	2013

27 Borrowings

Non-current

Unsecured
Debt carried at fair value
$1.25bn bonds - issued July 2013	498	1,373	1,353

Semi-annual coupons are paid at 8.5% per annum. The bonds were issued on 30 July 2013, and unless the company redeems the bonds earlier they are repayable on 30 July 2020 and are US dollar-based. On 25 September 2015, $779m was settled.

Debt carried at amortised cost
Rated bonds - issued July 2012	756	755	755
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010	999	998	997

Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

Syndicated loan facility ($1bn)	194	92	-

Semi-annual interest paid at LIBOR plus 1.5% per annum. The applicable margin is subject to a ratings grid. The facility was issued on 17 July 2014 and is available until 17 July 2019. The facility is US dollar based.

Syndicated revolving credit facility (A$600m)	-	-	489

Interest was charged at BBSY plus 2.6% per annum. The applicable margin was subject to a ratings grid. The Australian dollar-based loan was repaid in July 2014. This facility was settled on 15 August 2014 and was replaced by a syndicated revolving credit facility of A$500m.

Syndicated revolving credit facility (A$500m)	96	255	-
Interest charged at BBSY plus 2% per annum. The applicable margin is subject to a ratings grid. The loan is repayable in July 2019 and is Australian dollar-based.
Syndicated loan facility (R1.5bn)	65	-	-
Quarterly interest paid at JIBAR plus 1.2% per annum. The facility was issued on 3 December 2013 and is available until 3 December 2018. The loan is SA rand-based.
R750m bonds - issued December 2013	-	65	72
Quarterly coupons are paid at 3 month JIBAR plus 1.75% and are repayable on 9 December 2016. The bonds are SA rand-based.
Other	1	2	2
Interest charged at various rates from 2.5% plus delta exchange rate on individual instalments per annum to 4.5% per annum. Repayments terminate in July 2023. All loans are Brazilian real-based.
The loans are subject to debt covenant arrangements for which no default event occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	US Dollars
	2015	2014	2013

27 Borrowings (continued)

Non-current (continued)

Secured
Finance leases
Turbine Square Two (Pty) Limited	15	22	25

The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 37).

Other	2	4	5
Various loans with interest rates ranging from 5.5% to 15.5% per annum. These loans are repayable from 2015 to 2044. Some of these loans are secured by the financed assets.

Australian Gas Pipeline	62	-	-

The contract with the supplier of gas contains embedded leases which have been determined to bear interest at an average of 6.75% per annum. The embedded leases commenced in November and December 2015 and are for a 10 and 12 year duration, respectively. The leases are repayable in monthly instalments and are Australian dollar-based. The equipment related to the embedded leases is used as security for these loans.

California First National Bank	-	13	16

Interest was charged at an average rate of 2.4% per annum. Loans were repayable in monthly instalments and terminated in July 2015 and were US dollar-based. The equipment financed was used as security for these loans.

Total non-current borrowings including current portion	2,688	3,579	3,714
Current portion of non-current borrowings included in current liabilities	(51)	(81)	(81)
Total non-current borrowings	2,637	3,498	3,633

Current
Current portion of non-current borrowings included above	51	81	81

Unsecured
Senior floating rate notes - DMTNP	-	15	54
Senior fixed rate notes - DMTNP	-	-	62
Syndicated Nedbank/ABSA demand facilities	-	43	-
R750m Bonds - issued December 2013	49	-	-
FirstRand Bank Limited demand facility	-	39	-
Standard Bank Argentina	-	-	15
Other loans	-	45	46
Total current borrowings	100	223	258

Total borrowings (notes 36 and 37)	2,737	3,721	3,891

Amounts falling due
Within one year	100	223	258
Between one and two years	64	281	494
Between two and five years	1,495	154	88
After five years	1,078	3,063	3,051
(notes 36 and 37)	2,737	3,721	3,891

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	US Dollars
	2015	2014	2013

27 Borrowings (continued)

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	2,447	3,187	3,186
Australian dollar	158	255	489
SA rand	130	277	213
Brazilian real	2	2	3
(notes 36 and 37)	2,737	3,721	3,891

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) - US dollar (entered into in July 2014)	800	900	-
Syndicated revolving credit facility ($1bn) - US dollar (facility cancelled in July 2014)	-	-	1,000
Syndicated revolving credit facility (A$500m) - Australian dollar (entered into in July 2014)	266	153	-
Syndicated revolving credit facility (A$600m) - Australian dollar (facility cancelled and repaid)	-	-	45
Syndicated revolving credit facility (R1.5bn) - SA rand	33	87	144
Syndicated revolving credit facility (R1.4bn) - SA rand	91	-	-
FirstRand Bank Limited - SA rand	32	4	48
	1,222	1,144	1,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		US Dollars
		2015	2014	2013
28	Environmental rehabilitation and other provisions

	Environmental rehabilitation obligations

	Provision for decommissioning
	Balance at beginning of year	296	256	306
	Change in estimates(1)	5	41	(28)
	Transfer of liability to asset held for sale	-	-	(2)
	Unwinding of decommissioning obligation	11	12	13
	Transfer of decommissioning obligation to a third party	-	-	(5)
	Disposals	(11)	-	-
	Utilised during the year	(3)	(3)	(3)
	Translation	(26)	(10)	(25)
	Balance at end of year	272	296	256

	Provision for restoration
	Balance at beginning of year	555	472	535
	Charge to income statement	6	36	1
	Change in estimates(1)	(40)	51	(40)
	Transfer of liability to asset held for sale	-	-	(2)
	Unwinding of restoration obligation	10	13	14
	Transfer of restoration liability to a third party	-	-	(16)
	Disposals	(110)	-	-
	Utilised during the year	(2)	(13)	(10)
	Translation	(8)	(4)	(10)
	Balance at end of year	411	555	472

	Other provisions(2)
	Balance at beginning of year	201	235	397
	Charge to income statement	11	16	7
	Change in estimates	24	4	(70)
	Transfer from trade and other payables	3	-	5
	Unwinding of other provisions	1	1	2
	Utilised during the year	(25)	(29)	(39)
	Translation	(51)	(26)	(67)
	Balance at end of year	164	201	235

	Total environmental rehabilitation and other provisions	847	1,052	963

(1)

The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2)

Other provisions include the following significant item: Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,061/oz (2014: $1,184/oz; 2013: $1,206/oz). As at 31 December 2015 the remaining production due to Franco Nevada is 220,447oz (2014: 243,064oz; 2013: 266,627oz).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	US Dollars
		2015	2014	2013

29	Provision for pension and post-retirement benefits

	Defined benefit plans
	The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
	AngloGold Ashanti Limited Pension Fund	(18)	(25)	(41)
	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	97	135	137
	Other defined benefit plans(1)	10	12	15
	Sub-total	89	122	111
	Transferred to other non-current assets (note 22):
	- AngloGold Ashanti Limited Pension Fund	18	25	41
		107	147	152

	(1) Other defined benefit plans include the following:
	- Obuasi Mines Staff Pension Scheme	7	9	12
	- Retiree Medical Plan for North American employees	2	2	2
	- Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	1	1	1
		10	12	15

	AngloGold Ashanti Limited Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2015 was completed at the beginning of 2016 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.

	A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2014 was completed in September 2015. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2017 and is expected to be submitted to the Registrar of Pension Funds during 2018.

	All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

	Investment policy
	The Trustees have purchased an annuity which provides an effective hedge for the pension obligation.

	Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:
	Benefit obligation
	Balance at beginning of year	238	236	328
	Current service cost	4	4	6
	Interest cost	18	20	23
	Past service cost	12	-	-
	Participants’ contributions	1	1	1
	Actuarial (gain) loss	(11)	18	(23)
	Benefits paid	(17)	(16)	(38)
	Translation	(62)	(25)	(61)
	Balance at end of year	183	238	236

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	US Dollars
		2015	2014	2013

29	Provision for pension and post-retirement benefits (continued)

	AngloGold Ashanti Limited Pension Fund (continued)

	Plan assets
	Balance at beginning of year	263	277	304
	Interest income	20	24	21
	Return on plan assets net of interest income	4	4	6
	Actuarial (loss) gain	(4)	(1)	38
	Company contributions	3	3	7
	Participants’ contributions	1	1	1
	Benefits paid	(17)	(16)	(38)
	Translation	(69)	(29)	(62)
	Fair value of plan assets at end of year	201	263	277
	Funded status at end of year	18	25	41
	Net amount recognised	18	25	41

	Actual return on plan assets
	- defined benefit pension and medical plans	20	26	64

	Components of net periodic benefit cost
	Interest cost	18	20	23
	Current service cost	4	4	6
	Interest income	(20)	(24)	(21)
	Recognition of past service cost	12	-	-
	Net periodic benefit cost	14	-	8

	Assumptions
	Assumptions used to determine benefit obligations at the end of the year are as follows:
	Discount rate	10.80%	8.75%	9.00%
	Rate of compensation increase(1)	10.10%	8.25%	8.25%
	Expected long-term return on plan assets(2)	10.43%	10.46%	10.46%
	Pension increase	8.10%	6.25%	5.63%

	Plan assets(3)

	AngloGold Ashanti Limited Pension Fund’s plan asset allocations at the end of the year, by asset category, are as follows:
	Qualifying insurance policy	62%	-	-
	Equity securities	10%	56%	62%
	Debt securities	4%	34%	34%
	Other	24%	10%	4%
		100%	100%	100%

(1)	The short-term compensation rate increase is 5.5% (2014: 6.4%; 2013: 6.4%) and the long-term compensation rate increase is 10.10% (2014: 8.25%; 2013: 8.25%).
(2)	The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
(3)

The plan assets are measured at fair value. Fair values of the equity and debt instruments have been calculated by reference to quoted prices in active markets and fall within level 1 of the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29	Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value

US Dollars million	2015		2014			2013

Related parties
Investments held in related parties are summarised as follows:

Equity securities
AngloGold Ashanti Limited	-	-	442,694	1.5%	4	360,776	1.5%	4

Other investments exceeding 5% of total plan assets
Bonds
IAL Money Market Fund	11.3%	23
Old Mutual Annuity	61.7%	124
IFM Corporate Bond Unit Trust			410,886,085	13.0%	35	291,175,811	10.2%	28
Allan Gray Orbis Global Equity Fund			165,847	10.9%	29	224,509	14.5%	40
Contrarius Global Equity Fund			847,460	11.2%	30	1,151,413	15.2%	42

		147			94			110

Cash flows
Contributions
AngloGold Ashanti expects to contribute $2m to its pension plan in 2016.

Figures in millions	US Dollars

2015
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2016	12
2017	13
2018	13
2019	14
2020	15
Thereafter	116

Sensitivity analysis

AngloGold Ashanti Limited Pension Fund would be affected by changes in the actuarial assumptions of the discount rate and inflation rate used in the calculation of the net pension asset as follows:

•	The increase of 100 basis points in the discount rate will result in a net asset of $39m, while a decrease of 100 basis points in the discount rate will result in a net obligation of $7m; and
•	The increase of 100 basis points in the inflation rate will result in a net obligation of $6m, while a decrease of 100 basis points in the inflation rate will result in a net asset of $39m.

The sensitivities may not be representative of the actual change in the obligation, as it is unlikely that the changes would occur in isolation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	US Dollars
		2015	2014	2013

29	Provision for pension and post-retirement benefits (continued)

	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
	The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependents.

	The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2015.

	Information with respect to the defined benefit liability is as follows:
	Benefit obligation
	Balance at beginning of year	135	137	183
	Current service cost	-	-	1
	Interest cost	10	10	12
	Benefits paid	(9)	(10)	(12)
	Actuarial (gain) loss	(7)	11	(12)
	Translation	(32)	(13)	(35)
	Balance at end of year	97	135	137
	Unfunded status at end of year	(97)	(135)	(137)
	Net amount recognised	(97)	(135)	(137)

	Components of net periodic benefit cost
	Current service cost	-	-	1
	Interest cost	10	10	12
	Net periodic benefit cost	10	10	13

	Assumptions
	Assumptions used to determine benefit obligations at the end of the year are as follows:
	Discount rate	10.10%	8.20%	8.76%
	Expected increase in health care costs	9.10%	7.50%	7.25%

	Assumed health care cost trend rates at 31 December:
	Health care cost trend assumed for next year	9.10%	7.50%	7.25%
	Rate to which the cost trend is assumed to decline (the ultimate trend rate)	9.10%	7.50%	7.25%

	Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
	Effect on total service and interest cost – 1% point increase	1
	Effect on post-retirement benefit obligation – 1% point increase	9
	Effect on total service and interest cost – 1% point decrease	(1)
	Effect on post-retirement benefit obligation – 1% point decrease	(8)

	Cash flows
	Contributions
	AngloGold Ashanti expects to contribute $7m to the post-retirement medical plan in 2016.

	Estimated future benefit payments
	The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
	2016	7
	2017	8
	2018	8
	2019	9
	2020	9
	Thereafter	56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	US Dollars
		2015	2014	2013
30	Deferred taxation

	Deferred taxation relating to temporary differences is made up as follows:
	Liabilities
	Tangible assets	743	833	840
	Inventories	35	32	38
	Derivatives	-	1	-
	Other	14	49	23
		792	915	901
	Assets
	Provisions	255	326	320
	Derivatives	2	2	1
	Tax losses	21	52	73
	Other	1	95	105
		279	475	499

	Net deferred taxation liability	513	440	402

	Included in the statement of financial position as follows:
	Deferred tax assets	1	127	177
	Deferred tax liabilities	514	567	579
	Net deferred taxation liability	513	440	402

	The movement on the deferred tax balance is as follows:
	Balance at beginning of year	440	402	987
	Taxation of items included in income statement	140	90	(467)
	Taxation on items included in other comprehensive income	2	(5)	18
	Transfer to liabilities held for sale	-	-	(39)
	Translation	(69)	(47)	(97)
	Balance at end of year	513	440	402

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $357m (2014: $330m; 2013: $305m).

	Figures in millions	US Dollars
		2015	2014	2013
31	Trade, other payables and deferred income

	Non-current
	Accruals	-	8	1
	Other payables	5	7	3
		5	15	4
	Current
	Trade payables	306	397	487
	Accruals	187	261	294
	Other payables	23	37	39
		516	695	820

	Total trade, other payables and deferred income	521	710	824
	Current trade and other payables are non-interest bearing and are normally settled within 60 days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		US Dollars
	Figures in millions	2015	2014	2013

32	Taxation

	Balance at beginning of year	41	30	66
	Refunds during the year	21	41	23
	Payments during the year	(184)	(194)	(187)
	Taxation of items included in the income statement	192	165	134
	Translation	(6)	(1)	(6)
	Balance at end of year	64	41	30

	Included in the statement of financial position as follows:
	Taxation asset included in trade and other receivables	27	25	51
	Taxation liability	91	66	81
		64	41	30

33	Cash generated from operations

	Profit (loss) before taxation	257	170	(2,192)
	Adjusted for:
	Movement on non-hedge derivatives and other commodity contracts (note 37)	7	(13)	(94)
	Amortisation of tangible assets (note 4)	737	749	754
	Finance costs and unwinding of obligations (note 8)	245	276	293
	Environmental, rehabilitation and other expenditure	(56)	4	(50)
	Special items	60	31	2,955
	Amortisation of intangible assets (note 4)	40	34	24
	Fair value adjustment on issued bonds	(66)	17	(307)
	Interest received (note 3)	(28)	(24)	(39)
	Share of associates and joint ventures’ (profit) loss (note 9)	(88)	25	162
	Other non-cash movements	53	68	25
	Movements in working capital	89	6	(224)
		1,250	1,343	1,307
	Movements in working capital:
	Decrease (increase) in inventories	99	117	(105)
	Decrease in trade and other receivables	108	52	69
	Decrease in trade, other payables and deferred income	(118)	(163)	(188)
		89	6	(224)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		US Dollars
	Figures in millions	2015	2014	2013
34	Related parties

	Material related party transactions were as follows (not attributable):

	Sales and services rendered to related parties
	Joint ventures	6	10	18

	Purchases and services acquired from related parties
	Associates	8	7	7

	Outstanding balances arising from sale of goods and services due by related parties
	Joint ventures	-	4	3

	Amounts owed to/due by related parties above are unsecured and non-interest bearing.

	Loans advanced to associates
	Oro Group (Pty) Limited	-	1	1
	The loan bears a market related interest rate determined by the Oro Group (Pty) Limited’s board of directors and is repayable at its discretion.

	Rand Refinery (Pty) Limited	27	22	-
	A shareholder’s loan of $44m was advanced to Rand Refinery (Pty) Limited during December 2014 and is repayable in December 2016. The loan accrues interest at JIBAR plus 3.5%. An amount of $21m was recognised as an impairment in 2014 and in 2015 a partial impairment reversal of $12m was recognised.
	The group has refining arrangements with various refineries around the world including Rand Refinery (Pty) Limited in which it holds a 42.4% (2014: 42.4%) interest. Rand Refinery (Pty) Limited refines all of the group’s South African gold production and some of the Continental Africa region’s gold production. Rand Refinery (Pty) Limited charges AngloGold Ashanti Limited a refining fee.

	Loans advanced to joint ventures
	Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 19).

Executive contracts

All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short term incentive scheme, the Bonus Share Plan (BSP), and the Long-Term Incentive Plan (LTIP). All recently updated Executive Committee contracts include details on participation in the Co-Investment Plan (CIP).

Some South African executives (excluding the CEO and CFO for 2015) are paid offshore remuneration which is detailed under a separate contract. This reflects the percentage of their time focused on offshore business requirements. The payment under this contract has been extended in 2016 to include all South African based executives (including CEO and CFO) and increased to a maximum cap of 20 percent of base pay due to a review of the amount of time spent outside South Africa on the offshore responsibilities of each executive team member. Where practical, the offshore portion is now pensionable.

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

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2015 were as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34	Related parties (continued)

Executive Committee member	Notice period	Change of control
CEO	12 months	12 months
CFO	6 months	6 months
EXCO	6 months	6 months

Directors and other key management personnel

Details relating to Executive Directors’ and Prescribed Officers’ emoluments and shareholdings in the company are disclosed below:

Executive Directors’ and Prescribed Officers’ remuneration

	Appointed with effect from	Resigned/ retired with effect from	Salary(1)	Performance related payments(2)	Pension scheme benefit	Other benefits and encashed leave(3)	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					2015				SA Rands	US Dollars(4)

Executive Directors
S Venkatakrishnan(5)	Full year		12,000	7,635	2,970	1,728	24,333	-	24,333	1,905
KC Ramon	Full year		7,448	4,634	931	68	13,081	-	13,081	1,024
			19,448	12,269	3,901	1,796	37,414	-	37,414	2,929
Prescribed Officers
I Boninelli	Full year		6,092	3,066	647	799	10,604	-	10,604	830
CE Carter(6)	Full year		8,640	4,608	254	5,849	19,351	4,993	24,344	1,906
GJ Ehm(7)	Full year		7,877	5,639	335	2,627	16,478	1,450	17,928	1,404
RW Largent(8)	Full year		15,166	8,021	2,814	6,439	32,440	4,259	36,699	2,873
DC Noko(9)	Full year		6,097	4,213	648	1,505	12,463	-	12,463	976
MP O’ Hare(10)		30-Sep-15	5,879	-	1,204	5,655	12,738	235	12,973	1,016
ME Sanz Perez	Full year		6,071	3,055	645	743	10,514	-	10,514	823
CB Sheppard(11)	1-Jun-15		3,500	1,552	438	1,028	6,518	-	6,518	511
			59,322	30,154	6,985	24,645	121,106	10,937	132,043	10,339

Total Executive Directors’ and Prescribed Officers’ remuneration ZAR			78,770	42,423	10,886	26,441	158,520	10,937	169,457

Total Executive Directors’ and Prescribed Officers’ remuneration USD			6,168	3,322	852	2,070	12,412	856		13,268

	Appointed with effect from	Resigned/ retired with effect from	Salary(1)	Performance related payments(2)	Pension scheme benefit	Other benefits and encashed leave(3)	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					2014				SA Rands	US Dollars(4)

Executive Directors
S Venkatakrishnan	Full year		12,000	-	2,970	1,149	16,119	-	16,119	1,488
RN Duffy		30-Sep-14	7,033	2,533	1,441	142	11,149	-	11,149	1,030
KC Ramon	1-Oct-14		1,750	1,284	219	14	3,267	-	3,267	302
			20,783	3,817	4,630	1,305	30,535	-	30,535	2,820
Prescribed Officers
I Boninelli	Full year		5,720	2,870	608	99	9,297	-	9,297	858
CE Carter	Full year		6,891	3,043	732	1,046	11,712	864	12,576	1,161
GJ Ehm	Full year		8,038	7,247	293	10,975	26,553	1,002	27,555	2,544
RW Largent	Full year		12,503	6,615	211	5,388	24,717	968	25,685	2,372
DC Noko	Full year		5,590	5,162	594	744	12,090	-	12,090	1,116
MP O’ Hare	Full year		7,367	3,475	1,509	109	12,460	-	12,460	1,151
ME Sanz Perez	Full year		5,700	3,999	606	157	10,462	-	10,462	966
YZ Simelane		31-Jul-14	2,229	-	501	11,602	14,332	4,182	18,514	1,710
			54,038	32,411	5,054	30,120	121,623	7,016	128,639	11,878

Total Executive Directors’ and Prescribed Officers’ remuneration ZAR			74,821	36,228	9,684	31,425	152,158	7,016	159,174

Total Executive Directors’ and Prescribed Officers’ remuneration USD			6,909	3,345	894	2,902	14,050	648		14,698

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34	Related parties (continued)

Directors and other key management personnel (continued)

Executive Directors’ and Prescribed Officers’ remuneration (continued)

	Appointed with effect from	Resigned/ retired with effect from	Salary(1)	Performance related payments(2)	Pension scheme benefit	Other benefits and encashed leave(3)	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					2013				SA Rands	US Dollars(4)

Executive Directors
M Cutifani		31-Mar-13	3,639	-	664	1,915	6,218	19,293	25,511	2,651
RN Duffy	Full year		6,589	2,659	1,341	152	10,741	-	10,741	1,116
AM O’ Neill		2-Aug-13	10,256	-	145	5,171	15,572	18,421	33,993	3,532
S Venkatakrishnan	Full year		13,135	-	2,704	2,117	17,956	-	17,956	1,866
			33,619	2,659	4,854	9,355	50,487	37,714	88,201	9,165

Prescribed Officers
I Boninelli	Full year		5,200	3,691	553	58	9,502	-	9,502	987
CE Carter	Full year		6,457	2,234	686	487	9,864	3,048	12,912	1,342
GJ Ehm	Full year		7,349	4,433	232	85	12,099	-	12,099	1,257
RW Largent	Full year		10,037	4,358	1,662	2,647	18,704	2,952	21,656	2,251
M MacFarlane		30-Jun-13	2,292	-	284	3,367	5,943	-	5,943	618
DC Noko	Full year		4,792	1,802	509	10	7,113	-	7,113	739
MP O’ Hare	Full year		6,697	2,719	1,363	117	10,896	517	11,413	1,186
ME Sanz Perez	Full year		4,864	3,573	517	53	9,007	-	9,007	936
YZ Simelane	Full year		3,865	909	787	214	5,775	-	5,775	600
			51,553	23,719	6,593	7,038	88,903	6,517	95,420	9,916
Total Executive Directors’ and Prescribed Officers’ remuneration ZAR			85,172	26,378	11,447	16,393	139,390	44,231	183,621

Total Executive Directors’ and Prescribed Officers’ remuneration USD			8,851	2,741	1,189	1,703	14,484	4,597		19,081

(1)	Salaries are disclosed only for the period from or to which office is held, and include car allowances where applicable.
(2)	The performance related payments are calculated on the year’s financial results.
(3)

Includes health care, cash in lieu of dividends, 2014 and 2015 vested CIP match awards, secondment / relocation allowances, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(4)	Values have been converted using the average annual exchange rate for 2015: R12.7719:$1 (2014: R10.8295:$1; 2013: R9.6231: $1).
(5)	Other benefits of S Venkatakrishnan include encashment due to untaken leave.
(6)	Other benefits of CE Carter include a relocation allowance in lieu of relocation from the SA to Denver, USA office.
(7)

GJ Ehm’s 2015 increase was delivered as a lump sum payment (2.5% adjustment) of ZAR 196,927 in January 2016. He received a project bonus in terms of delivering against the Obuasi Project Charter. The bonus was based on 60% of pay, of which 40% was paid in 2015, based on meeting of performance requirements. Other benefits include a secondment allowance for time spent in Ghana.

(8)	Other benefits of RW Largent include sale of BSP shares due to US tax requirements.
(9)

DC Noko received a project bonus in terms of delivering against the Obuasi Project Charter. The bonus was based on 60% of pay, of which 40% was paid in 2015, based on meeting of performance requirements. Other benefits include a secondment allowance for time spent in Ghana.

(10)

MP O’ Hare retired as at the end of September, pay is however disclosed for the full year. Other benefits include cash in lieu of BSP shares as a result of Mr O’ Hare’s retirement. No additional separation payments were made.

(11)

CB Sheppard commenced employment on 01 June 2015 and as such his pay reflects 7 months of the year. A sign-on bonus was paid and is reflected under other benefits. The annual performance bonus was pro-rated.

Executive Directors’ and Prescribed Officers’ once-off Retention Bonus Payment

During 2014 the Executive Directors’ and Prescribed Officers received a once-off retention bonus payment. In total the bonus amounted to $1.9m cash and 150,300 long term incentive plan share awards. S Venkatakrishnan’s cash portion of $0,6m was delivered in 61,738 deferred restricted shares during 2015.

Details relating to Directors’ and Prescribed Officers’ emoluments and shareholdings in the company are disclosed overleaf:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34	Related parties (continued)

Directors and other key management personnel (continued)

Number of options and awards granted

	Balance at 1 January 2015	Granted during 2015	Exercised during 2015	Pre-tax gains on share options exercised ($000)	Lapsed during 2015	Balance as at 31 December 2015(1)
Executive Directors
S Venkatakrishnan	366,859	332,021	-	-	22,391	676,489
KC Ramon	50,201	131,261	-	-	-	181,462
	417,060	463,282	-	-	22,391	857,951
Prescribed Officers(2)
I Boninelli	151,577	132,345	-	-	9,047	274,875
CE Carter	156,835	167,361	38,873	391	49,839	235,484
GJ Ehm	213,699	171,241	11,174	114	9,469	364,297
RW Largent	260,608	309,994	33,882	333	10,919	525,801
DC Noko	113,512	131,028	-	-	-	244,540
MP O’ Hare(3)	224,359	1,268	2,022	18	96,701	126,904
ME Sanz Perez	135,708	131,327	-	-	5,661	261,374
CB Sheppard(7)	-	17,400	-	-	-	17,400
	1,256,298	1,061,964	85,951	856	181,636	2,050,675
Other	5,746,819	4,157,622	1,169,004	10,823	791,335	7,944,102
Total share incentive scheme	7,420,177	5,682,868	1,254,955	11,679	995,362	10,852,728

	Balance at 1 January 2014	Granted during 2014	Exercised during 2014	Pre-tax gains on share options exercised ($000)	Lapsed during 2014	Balance as at 31 December 2014(1)
Executive Directors
S Venkatakrishnan	220,393	166,625	-	-	20,159	366,859
RN Duffy	166,543	92,361	-	-	14,754	244,150
KC Ramon	-	50,201	-	-	-	50,201
	386,936	309,187	-	-	34,913	661,210
Prescribed Officers
I Boninelli	82,472	73,930	-	-	4,825	151,577
CE Carter	112,389	88,001	4,481	80	39,074	156,835
GJ Ehm	122,462	103,913	5,360	93	7,316	213,699
RW Largent	113,073	161,509	4,790	89	9,184	260,608
MP O’ Hare	133,616	95,877	-	-	5,134	224,359
DC Noko	45,334	68,178	-	-	-	113,512
ME Sanz Perez	67,880	73,107	-	-	5,279	135,708
YZ Simelane	74,035	39,091	39,875	386	73,251	-
	751,261	703,606	54,506	648	144,063	1,256,298
Other	4,550,186	3,188,351	1,023,416	16,614	1,212,452	5,502,669
Total share incentive scheme	5,688,383	4,201,144	1,077,922	17,262	1,391,428	7,420,177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34	Related parties (continued)

Directors and other key management personnel (continued)

Number of options and awards granted (continued)

	Balance at 1 January 2013	Granted during 2013	Exercised during 2013	Pre-tax gains on share options exercised ($000)	Lapsed during 2013	Balance as at 31 December 2013(1)
Executive Directors
M Cutifani	271,891	5,429	88,594	2,005	188,726	-
RN Duffy	109,648	65,193	-	-	8,298	166,543
AM O’Neill	150,113	124,961	129,284	1,914	145,790	-
S Venkatakrishnan	136,395	99,043	-	-	15,045	220,393
	668,047	294,626	217,878	3,919	357,859	386,936
Prescribed Officers
I Boninelli	30,158	52,314	-	-	-	82,472
CE Carter	66,331	66,929	13,609	317	7,262	112,389
GJ Ehm	68,471	59,443	-	-	5,452	122,462
RW Largent	56,206	76,865	12,537	306	7,461	113,073
MP O’ Hare	74,619	66,699	2,306	54	5,396	133,616
M MacFarlane	-	42,765	-	-	42,765	-
DC Noko	-	45,334	-	-	-	45,334
ME Sanz Perez	21,793	46,087	-	-	-	67,880
YZ Simelane	42,969	36,218	-	-	5,152	74,035
	360,547	492,654	28,452	677	73,488	751,261
Other	3,551,735	2,533,048	684,413	12,227	850,184	4,550,186
Total share incentive scheme	4,580,329	3,320,328	930,743	16,823	1,281,531	5,688,383

(1)	The latest expiry date of all options/awards granted and outstanding at 31 December 2015 is 3 March 2025 (2014: 24 February 2024; 2013: 13 March 2023).
(2)	Pursuant to the Companies Act, which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.
(3)	No longer a Prescribed Officer with effect from 31 May 2015.
(4)	Appointed as Prescribed Officer with effect from 1 June 2015.

Subsequent to year end and up to 18 March 2016, options/awards exercised by Executive Directors and Prescribed Officers, are for Charles Carter who exercised 21,764 awards for a pre-tax gain of $270,377; Italia Boninelli who exercised 40,270 awards for a pre-tax gain of $523,276; Graham Ehm who exercised 40,145 awards for a pre-tax gain of $465,810; Ria Sanz Perez who exercised 56,945 awards for a pre-tax gain of $726,027 and Ronald Largent who exercised 82,174 awards for a pre-tax gain of $1,014,464.

A total of 2,248,613 (2014: 1,902,542; 2013: 1,668,617) options/awards out of the 10,852,728 (2014:7,420,177; 2013: 5,688,383) options/awards granted and outstanding at 31 December 2015 are fully vested.

Awards granted since 2005 have been granted at no cost to participants.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34	Related parties (continued)

Directors and other key management personnel (continued)

Awards granted in respect of the previous year’s financial results:

	BSP 15 awards granted(8)
	Total	Value ($000)	Total(2)	Value(1) ($000)	Total	Value ($000)(1)
	2015		2015		2014

Executive Directors
S Venkatakrishnan	98,456	957	233,565	2,670	166,625	3,471
KC Ramon	16,624	162	114,637	1,288	-	-
RN Duffy(3)	-	-	1,481	42	92,361	1,918
	115,080	1,119	349,683	3,999	258,986	5,389
Prescribed Officers
I Boninelli	37,154	361	95,191	1,094	73,930	1,523
CE Carter	44,994	438	122,367	1,374	88,001	1,832
GJ Ehm	50,772	494	120,469	1,374	103,913	2,158
RW Largent(4)	96,976	943	213,018	2,393	161,509	3,323
MP O’ Hare(5)	-	-	1,268	36	95,877	1,985
DC Noko	37,185	362	93,843	1,054	68,178	1,403
ME Sanz Perez	37,023	360	94,304	1,074	73,107	1,504
YZ Simelane(6)	-	-	-	-	39,091	816
CB Sheppard(7)	17,400	169	-	-	-	-
	321,504	3,127	740,460	8,399	703,606	14,544
Total awards to executive management	436,584	4,246	1,090,143	12,399	962,592	19,933

(1)	The values have been converted using average exchange rates of (2015: R12.7719:$1; 2014: R10.8295:$1).
(2)	Awards granted in respect of 2014 financial results including awards granted in respect of the 20% top-up for the 2012 BSP awards.
(3)	No longer an Executive Director with effect from 30 September 2014.
(4)	Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.
(5)	No longer a Prescribed Officer with effect from 31 May 2015.
(6)	No longer a Prescribed Officer with effect from 31 July 2014.
(7)	Appointed as a Prescribed Officer with effect from 1 June 2015.
(8)	Relates to BSP 15 awards that were issued subsequent to the Annual General Meeting on 6 May 2015. The values have been converted at an exchange rate of R11.9136:$1.

Non-Executive Director remuneration

The table below details the fees and allowances paid to Non-Executive Directors:

Non-Executive Directors’ fees and allowances

					Figures in thousands(1)
	Director fees(1)	Committee fees(1)	Travel allowance(1)	Total(1)	Total	Total
US Dollars	2015		2014		2013
SM Pityana	332,500	72,500	6,250	411,250	430	186
R Gasant	130,500	58,500	6,250	195,250	188	131
NP January-Bardill	130,500	52,500	6,250	189,250	187	140
MJ Kirkwood	130,500	75,000	36,250	241,750	263	266
LW Nkuhlu	174,000	80,000	6,250	260,250	246	184
RJ Ruston	134,000	56,000	36,250	226,250	240	251
DL Hodgson	130,500	43,500	6,250	180,250	125	-
AH Garner	134,000	43,500	26,250	203,750	-	-
MDC Richter	130,500	40,000	33,750	204,250	-	-
Retired Directors	-	-	-	-	75	589
Total(2)	1,427,000	521,500	163,750	2,112,250	1,754	1,747

(1)	Directors’ compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R12.7719:$1 (2014: R10.8295:$1; 2013: R9.6231: $1).
(2)	Fees are disclosed only for the period from or to which, office is held.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors’ fees or committee fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34	Related parties (continued)

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares.

The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December 2015, which individually did not exceed 1% of the company’s issued ordinary share capital, were:

	31 December 2015 Beneficial holding		31 December 2014 Beneficial holding		31 December 2013 Beneficial holding
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive Directors
SM Pityana	2,000	-	-	-	-	-
MDC Richter(1)	7,300	-	-	-	-	-
DL Hodgson	1,500	-	1,500	-	-	-
MJ Kirkwood(1)	15,000	-	8,000	-	3,000	-
LW Nkuhlu	3,000	-	3,000	-	-	3,000
RJ Ruston(2)	-	1,000	-	1,000	-	1,000
Total	28,800	1,000	12,500	1,000	3,000	4,000
Executive Directors
S Venkatakrishnan	205,939	-	86,009	-	78,437	-
KC Ramon	3,104	-	-	-	-	-
RN Duffy	-	-	-	-	1,180	-
Total	209,043	-	86,009	-	79,617	-
Company Secretary
ME Sanz Perez	10,471	8,860	7,506	-	1,135	-
Total	10,471	8,860	7,506	-	1,135	-
Prescribed Officers
I Boninelli	5,728	13,204	5,728	2,247	-	1,284
CE Carter	39,560	-	32,253	-	36,500	-
GJ Ehm(2)	22,532	-	8,155	-	1,213	-
MP O’ Hare	-	-	2,247	-	1,379	-
RW Largent(1)	28,570	-	10,410	-	1,910	-
DC Noko	17,086	-	3,690	-	615	-
Total	113,476	13,204	62,483	2,247	41,617	1,284
Grand total	361,790	23,064	168,498	3,247	125,369	5,284

(1)	Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)	Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34	Related parties (continued)

Changes in Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares excluding options and awards granted in terms of the group’s BSP and LTIP schemes, after 31 December 2015 and up to 18 March 2016 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holdings
Executive directors
S Venkatakrishnan	23 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	12,902	Direct
	24 February 2016	On-market sale of ordinary shares to settle tax costs	5,418	Direct
KC Ramon	26 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,902	Direct
	7 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,328	Direct

Company Secretary
ME Sanz Perez	24 February 2016	On-market sale of ordinary shares	4,951	Direct
	26 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,140	Direct
	26 February 2016	On-market sale of ordinary shares to settle tax costs	1,739	Direct

Prescribed officers
I Boninelli	26 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,296	Direct
	26 February 2016	On-market sale of ordinary shares to settle tax costs	1,804	Direct
	7 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,390	Direct
	8 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,000	Direct
	10 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,879	Direct
	10 March 2016	On-market sale of ordinary shares to settle tax costs	2,469	Direct
CE Carter	24 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,480	Direct
	25 February 2016	On-market sale of ordinary shares to settle tax costs	1,811	Direct
GJ Ehm	23 February 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,500	Direct
	2 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,750	Direct
R Largent	3 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	15,900	Direct

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34	Related parties (continued)

Changes in Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares after 31 December 2015 (continued):

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holdings
DC Noko	3 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,921	Direct
	3 March 2016	On-market sale of ordinary shares to settle tax costs	3,747	Direct
	7 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,104	Direct
	7 March 2016	On-market sale of ordinary shares to settle tax costs	884	Direct
	9 March 2016	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,535	Direct

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US Dollars
Figures in millions	2015	2014	2013
35 Contractual commitments and contingencies

Operating leases

At 31 December 2015, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:
- within one year	5	8	18
- between one and two years	2	2	8
- between two and five years	4	4	6
- after five years	-	-	3
	11	14	35

Operating lease charges included in profit before taxation amounts to $6m (2014: $16m; 2013: $32m).

Finance leases

The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
US Dollars million	2015		2014		2013
Within one year	11	5	8	5	10	7
After one year but not more than five years	46	27	29	20	29	20
More than five years	76	49	36	14	21	19
Total minimum lease payments	133	81	73	39	60	46
Amounts representing finance charges	(52)	-	(34)	-	(14)	-
Present value of minimum lease payments	81	81	39	39	46	46

				US Dollars
Figures in millions				2015	2014	2013
Capital commitments
Acquisition of tangible assets
Contracted for				61	178	437
Not contracted for				856	768	1,073
Authorised by the directors				917	946	1,510

Allocated to:
Project capital
- within one year				134	430	431
- thereafter				402	335	714
				536	765	1,145

Stay-in-business capital
- within one year				249	181	365
- thereafter				132	-	-
Share of underlying capital commitments of joint ventures included above				27	49	185

Purchase obligations
Contracted for
- within one year				568	295	610
- thereafter				88	213	136
				656	508	746

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Contractual commitments and contingencies (continued)

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

Contingencies

	US Dollars
Figures in millions	2015	2014	2013
Contingent liabilities
Occupational Diseases in Mines and Works Act (ODMWA) litigation South Africa(1)	131	192	-
Litigation - Ghana(2) (3)	97	97	97
Mill contractor claims USA(4)	20	-	-
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda(5)	22	32	38
Sales tax on gold deliveries - Mineração Serra Grande S.A(6)	-	-	101
VAT disputes - Mineração Serra Grande S.A.(7)	11	15	16
Tax dispute - AngloGold Ashanti Colombia S.A.(8)	128	162	188
Tax dispute - Cerro Vanguardia S.A.(9)	32	53	63
Groundwater pollution(10)	-	-	-
Deep groundwater pollution - Africa(11)	-	-	-

Contingent asset
Indemnity - Kinross Gold Corporation(12)	(7)	(9)	(60)
	434	542	443

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Contractual commitments and contingencies (continued)

Contingent liabilities

Litigation claims

(1)

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they had formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. African Rainbow Minerals (ARM) has since joined the industry working group. Village Main Reef and DRDGold also joined the working group but have since withdrawn. The companies have taken efforts to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry. These legal proceedings are being defended, and the status of the proceedings are set forth below.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields, Harmony, DRDGold, Village Main Reef, Randgold and Exploration, and Sibanye, were served with a consolidated class action application on 21 August 2013, as well as a request for an amendment to alter the scope of the classes previously proposed by the class action representatives. The applicants requested certification of two industry-wide classes: a Silicosis Class and a Tuberculosis Class, which each cover current and former underground mineworkers who worked on the mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The applicants envisage a two-stage process in the class action. The first stage is to resolve common issues and the second stage allows the individuals to opt in to the class to make their claims against the respondent mining companies.

If the Court declines to certify the Silicosis and Tuberculosis Classes, then the applicants request that the Court certify 32 distinct classes – one for each respondent mining company named in the application – composed of the current and former mineworkers who have contracted silicosis or tuberculosis (or the dependents of mineworkers who died of those diseases).

Arguments in the class action certification were heard in October 2015, and we await the Court’s judgement.

In the period from October 2012 to April 2014, AngloGold Ashanti received 1,256 individual summonses and particulars of claims relating to silicosis and/or other OLD. The total amount claimed in the 1,256 summonses is approximately $131m as at 31 December 2015 (2014: $192m).

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement. The arbitration hearing, previously scheduled to commence on 19 April 2016, has been postponed by agreement of the parties.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Contractual commitments and contingencies (continued)

(2)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration.

(3)

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter dismissed for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter is set for hearing in July 2016. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(4)

Mill contractor claims - On 3 August 2015, AngloGold Ashanti and Newmont concluded the sale of the Cripple Creek & Victor (CC&V) mine in Colorado to Newmont. As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AngloGold Ashanti has the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. The maximum total value of the cost claims asserted against CC&V, by two contractors, is $20m. Similarly, CC&V has cost claims against the mill design contractors. On 25 September 2015, AngloGold Ashanti filed on behalf of CC&V a demand for arbitration against all contractors. Negotiations with all parties continue and the arbitration processes are ongoing.

With reference to items (1) - (4) above, provisions have been raised where the amount of the potential claim or settlement can be reasonably estimated.

Tax claims

(5)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $11m (2014: $18m, 2013: $19m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $11m (2014: $14m, 2013: $19m). Management is of the opinion that these taxes are not payable.

(6)

Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG) received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits was confirmed by the State of Goiás, during the third quarter of 2015. The cash settlement was further set off by an indemnity from Kinross of $6m.

(7)

VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $11m (2014: $15m, 2013: $16m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Contractual commitments and contingencies (continued)

(8)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20m (2014: $27m, 2013: $35m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $108m (2014: $135m, 2013: $153m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation).

(9)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $8m (2014: $14m, 2013: $18m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $24m (2014: $39m, 2013: $45m). CVSA and AFIP have corresponded on this issue over the past several years and the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015.

Other

(10)

Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(11)

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

Contingent asset

(12)

Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 6 and 7 above. At 31 December 2015, the company has estimated that the maximum contingent asset is $7m (2014: $9m, 2013: $60m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	Financial Risk Management Activities

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	Financial Risk Management Activities (continued)

The group does not have any cash flow hedge contracts relating to product sales as at 31 December 2015. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2015 (2014: $2m; 2013: $2m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense until 2022 over the life of the Serra Grande mine.

	US Dollars
Figures in millions	2015	2014	2013
Non-hedge derivatives
(Loss) gain on non-hedge derivatives and other commodity contracts is summarised as follows:
(Loss) gain on unrealised non-hedge derivatives and other commodity contracts	(7)	15	94
(Loss) gain on non-hedge derivatives and other commodity contracts per the income statement from continuing operations	(7)	13	94
Gain on non-hedge derivatives and other commodity contracts per the income statement from discontinued operations (Note 10)	-	2	-

Net open hedge position as at 31 December 2015

The group had no outstanding commitments against future production potentially settled in cash.

Interest rate and liquidity risk

As at 31 December 2015 the group had $48m (2014: $8m) in bank accounts in Argentina that was subject to regulatory approvals before such funds could be transmitted in the form of dividends or loan repayments. During 2015 the group was not able to remit any funds from Argentina but subsequent to year end has been able to remit $6m.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 27 and 37).

The following are the contractual maturities of financial liabilities, including interest payments Financial liabilities:

	Within one year		Between one and two years		Between two and five years		After five years		Total
2015	million	Effective rate %	million	Effective rate %	million	Effective rate %	million	Effective rate %	million
Financial guarantees(1)	-		-		-		-		-
Trade and other payables	503		-		-		-		503
Borrowings	211		216		1,912		1,581		3,920
- In USD	140	5.8	140	5.8	1,767	5.9	1,507	5.5	3,554
- AUD in USD equivalent	11	5.2	68	5.2	66	6.2	51	6.8	196
- ZAR in USD equivalent	60	8.2	8	8.1	79	8.7	23	11.8	170
2014
Financial guarantees(1)	9		-		-		-		9
Trade and other payables	686		-		-		-		686
Borrowings	373		507		775		3,681		5,336
- In USD	253	6.6	306	6.6	614	6.8	3,645	6.8	4,818
- AUD in USD equivalent	12	4.8	128	4.8	148	4.8	-	-	288
- ZAR in USD equivalent	108	7.8	73	8.5	13	10.6	36	11.1	230
2013
Financial guarantees(1)	10		-		-		-		10
Trade and other payables	797		-		-		-		797
Borrowings	418		726		703		3,867		5,714
- In USD	266	6.7	206	6.8	614	6.8	3,849	6.8	4,935
- AUD in USD equivalent	25	5.1	511	5.1	-		-		536
- ZAR in USD equivalent	127	7.1	9	7.7	89	8.3	18	9.8	243

(1)	Not included in the statement of financial position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	Financial Risk Management Activities (continued)

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

The combined maximum credit risk exposure of the group is as follows:

	US Dollars
Figures in millions	2015	2014	2013
Other investments	61	79	83
Trade and other receivables	42	80	79
Cash restricted for use (note 24)	60	51	77
Cash and cash equivalents (note 25)	484	468	648
Total financial assets	647	678	887
Financial guarantees	-	9	10

Trade and other receivables, generally constituting indirect taxes recoverable from government entities that are past due but not impaired totalled $43m (2014: $61m; 2013: $94m). Other receivables that are impaired totalled $6m (2014: $1m; 2013: nil) and other investments that are impaired totalled nil (2014: $2m; 2013: $30m).

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

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group’s other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollars million	2015		2014		2013
Financial assets
Other investments (note 20)	92	93	126	128	132	134

Financial liabilities
Borrowings (note 27)	2,737	2,425	3,721	3,606	3,891	3,704

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables

The carrying amounts approximate fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	Financial Risk Management Activities (continued)

Fair value of financial instruments (continued)

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

Borrowings

The $1.25bn bonds were carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table above. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

$1.25 billion bonds carried at fair value

On 30 July, 2013, the group issued $1.25bn aggregate principal amount of 8.5% notes. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the group, at an issue price of 100% of the principal amount of the notes. The net proceeds from the offering were $1.237bn, after deducting discounts and expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti. There are no significant restrictions on the ability of AngloGold Ashanti to obtain funds from its subsidiaries by dividend or loan.

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

On 24 August 2015, AngloGold Ashanti Holdings plc offered to buy back up to $810m in aggregate principal amount of its outstanding bonds. The offer was partially accepted and $779m was settled on 25 September 2015.

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

The following table sets out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	Financial Risk Management Activities (continued)

Fair value of financial instruments (continued)

Type of instrument

Assets measured at fair value on a recurring basis

Figures in millions	Level 1	Level 2	Level 3	Total
US Dollars		2015
Available-for-sale financial assets
Equity securities	30	-	-	30

US Dollars		2014
Available-for-sale financial assets
Equity securities	47	-	-	47

US Dollars		2013
Available-for-sale financial assets
Equity securities	49	-	-	49

Liabilities measured at fair value on a recurring basis

Figures in millions	Level 1	Level 2	Level 3	Total
US Dollars		2015
Financial liabilities at fair value through profit or loss
$1.25bn bonds	498	-	-	498

US Dollars		2014
Financial liabilities at fair value through profit or loss
$1.25bn bonds	1,373	-	-	1,373

US Dollars		2013
Financial liabilities at fair value through profit or loss
$1.25bn bonds	1,353	-	-	1,353

Sensitivity analysis

$1.25bn bonds

The $1.25bn bonds valuation is primarily linked to market interest. A change of +0.5% and -0.5% in market interest rates will generally impact the fair value of the $1.25bn liability in a stable environment by -$7m and +$7m respectively.

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	Financial Risk Management Activities (continued)

Sensitivity analysis (continued)

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2015 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

	Changes in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
	2015
Financial assets
USD denominated	1.00	2	2
ZAR denominated(1)	1.50	5	-
BRL denominated	2.50	2	1

Financial liabilities
ZAR denominated(1)	1.50	26	2
AUD denominated	1.00	1	1
USD denominated	1.00	2	2

	Changes in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
	2014
Financial assets
USD denominated	1.00	3	3
ZAR denominated(1)	1.50	2	-
BRL denominated	2.50	1	-

Financial liabilities
ZAR denominated(1)	1.50	28	2
AUD denominated	1.00	3	3
USD denominated	1.00	1	1

	Changes in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
	2013
Financial assets
USD denominated	1.00	4	4
ZAR denominated(1)	1.50	3	-
BRL denominated	2.50	1	-

Financial liabilities
ZAR denominated(1)	1.50	20	2
AUD denominated	1.00	5	5
ARS denominated	2.00	3	-

(1)	This is the only interest rate risk for the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36	Financial Risk Management Activities (continued)

Sensitivity analysis (continued)

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
	2015		2014		2013
Borrowings
ZAR denominated (R/$)	Spot (+R1.50)	(12)	Spot (+R1.50)	(21)	Spot (+R1.50)	(27)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(11)	Spot (+AUD0.1)	(19)	Spot (+AUD0.1)	(40)
ZAR denominated (R/$)	Spot (-R1.50)	14	Spot (-R1.50)	28	Spot (-R1.50)	36
AUD denominated (AUD/$)	Spot (-AUD0.1)	12	Spot (-AUD0.1)	23	Spot (-AUD0.1)	48

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

37	Capital management

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

During April 2011 AngloGold Ashanti registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE. The DMTNP permits the group to access the South African debt capital market for funding required. The group has utilised the commercial paper under its R10bn DMTNP throughout the year in addition to other facilities, to provide for funding requirements of the South Africa region.

During July 2012, the group entered into a $750m rated bond. Semi-annual coupons are paid at 5.125% per annum. The bonds are dollar based and unless the company redeems the bonds earlier they are repayable on 1 August 2022. The notes are fully and unconditionally guaranteed by the group.

During July 2013 the group entered into a $1.25bn unsecured bond. Semi-annual coupons are paid at 8.5% per annum. The bonds are dollar based and unless the company redeems the bonds earlier they are repayable on 30 July 2020. On 24 August 2015 AngloGold Ashanti Holdings plc offered to buy back up to $810m in aggregate of the principal amount of its outstanding bonds. The offer was partially accepted and $779m was settled on 25 September 2015. The notes are fully and unconditionally guaranteed by the group.

During December 2013, the group completed the following financing transactions:

•

the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF1.5bn) of R1.5bn ($97m) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.2% per annum. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2018; and

•	an offering of R750m ($49m) aggregate principal amount, unsecured notes due 2016 at JIBAR plus 1.75%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	Capital management (continued)

During July 2014, the group completed the following financing transactions:

•

a $1bn five year revolving credit facility with a syndicate of lenders which replaced its existing $1bn revolving credit facility entered into in July 2012. The $1bn facility entered into during July 2012 was cancelled on 17 July 2014. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus 1.5%; and

•

a five-year unsecured syndicated revolving credit facility of A$500m ($364m) with a group of banks which is currently charged at 200 basis points above BBSY. The interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in July 2019. This facility replaced the A$600m facility entered into in December 2011, which had similar conditions to the new revolving credit facility. The A$600m facility was cancelled during July 2014.

During July 2015, the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF1.4bn) of R1.4bn ($91m) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.65% per annum. This facility as well as the R1.5bn ZAR RCF facility will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in July 2020.

The objective of the ZAR RCF’s in conjunction with the issue of R750m ($49m) bonds was to provide a more permanent and reliable source of funds for the South African region as a result of the risk that the market will not always be available to roll or reissue paper upon future maturities.

Amounts are converted to US dollars at year end exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37	Capital management (continued)

Gearing ratio (Net debt to Adjusted EBITDA)

	US Dollars
Figures in millions	2015	2014	2013
Borrowings (note 27)	2,737	3,721	3,891
Corporate office lease (note 27)	(15)	(22)	(25)
Unamortised portion of the convertible and rated bonds	21	28	2
Cumulative fair value adjustment on $1.25bn bonds	(9)	(75)	(58)
Cash restricted for use (note 24)	(60)	(51)	(77)
Cash and cash equivalents (note 25)	(484)	(468)	(648)
Bank overdraft	-	-	20
Net debt	2,190	3,133	3,105

The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula.

Adjusted EBITDA
Profit (loss) on ordinary activities before taxation	257	170	(2,192)
Add back:
Finance costs and unwinding of obligations	245	276	293
Interest received	(28)	(24)	(39)
Amortisation of tangible and intangible assets (note 4)	777	783	778
Adjustments:
Dividends received	-	-	(5)
Exchange loss (gain)	17	7	(14)
Fair value adjustment on issued bonds	(66)	17	(307)
Impairment of assets	14	12	2,615
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	10	2	201
Write-off of a loan	-	-	7
Retrenchments at mining operations (note 4)	11	24	69
Retrenchments and related costs at Obuasi	70	210	-
Net profit on disposal of assets	(1)	(25)	(2)
Loss on sale of Navachab mine (note 7)	-	2	-
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 33)	7	(13)	(94)
Repurchase premium on part settlement of $1.25bn bonds	61	-	-
Associates and joint ventures’ special items	(9)	(16)	164
Associates and joint ventures’ – adjustments for amortisation, interest, taxation and other	107	191	51
Adjusted EBITDA (as defined in the Revolving Credit Agreements)	1,472	1,616	1,525
Gearing ratio (Net debt to Adjusted EBITDA)	1.49:1	1.94:1	2.04:1
Maximum debt covenant ratio allowed per agreement	3.5:1	3.5:1	3.0:1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38	Subsequent events

Silicosis litigation

In the period from October 2012 to April 2014, AngloGold Ashanti received 1,256 individual summonses and particulars of claim relating to silicosis and/or other Occupational Lung Disease. All of these claims were filed in the South Gauteng High Court, Johannesburg, but were subsequently referred to arbitration on 9 October 2014.

On 4 March 2016, AngloGold Ashanti and Anglo American South Africa (“AASA”) entered into a settlement agreement with claimants’ counsel for the full and final settlement with no admission of liability of all individual claims brought against AngloGold Ashanti and 4,388 individual claims brought against AASA.

An independent trust has been set up to administer the allocation of the settlement amount on the basis of claimants’ employment and medical histories. AngloGold Ashanti and AASA will contribute in stages, toward a total amount of up to R464m (approximately $30m as at 31 December 2015), which will be placed in the independent trust.

The settlement agreement relates solely to individual claims and does not cover class actions.

39.	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). See Note 27 and Note 35. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America). The following is condensed consolidating financial information for the Company as of 31 December 2015, 2014 and 2013 and for the years ended 31 December 2015, 2014 and 2013, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39.	Supplemental condensed consolidating financial information (continued)

Figures in millions (US Dollars)	2015	2015	2015	2015	2015

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,091	2	3,081	-	4,174
Gold income	1,063	-	2,991	(39)	4,015
Cost of sales	(995)	-	(2,299)	-	(3,294)
Loss on non-hedge derivatives and other commodity contracts	-	-	(7)	-	(7)
Gross profit	68	-	685	(39)	714
Corporate administration, marketing and other income (expenses)	3	(15)	(15)	(51)	(78)
Exploration and evaluation costs	(16)	-	(116)	-	(132)
Other operating expenses	(17)	-	(79)	-	(96)
Special items	(132)	(436)	65	432	(71)
Operating (loss) profit	(94)	(451)	540	342	337
Interest received	6	2	20	-	28
Exchange loss	(1)	(1)	(15)	-	(17)
Finance costs and unwinding of obligations	(21)	(196)	(28)	-	(245)
Fair value adjustment on $1.25bn bonds	-	66	-	-	66
Share of associates and joint ventures’ profit	11	1	77	(1)	88
Equity (loss) gain in subsidiaries	(26)	140	-	(114)	-
(Loss) profit before taxation	(125)	(439)	594	227	257
Taxation	59	(1)	(269)	-	(211)
(Loss) profit after taxation from continuing operations	(66)	(440)	325	227	46
Discontinued operations
Loss from discontinued operations	-	-	(116)	-	(116)
(Loss) profit after discontinued operations	(66)	(440)	209	227	(70)
Preferred stock dividends	(19)	-	(20)	39	-
(Loss) profit for the period	(85)	(440)	189	266	(70)
Allocated as follows:
Equity shareholders
- Continuing operations	(85)	(440)	290	266	31
- Discontinued operations	-	-	(116)	-	(116)
Non-controlling interests
- Continuing operations	-	-	15	-	15
	(85)	(440)	189	266	(70)
Comprehensive (loss) income	(448)	(477)	142	350	(433)
Comprehensive income attributable to non-controlling interests	-	-	(15)	-	(15)
Comprehensive (loss) income attributable to AngloGold Ashanti	(448)	(477)	127	350	(448)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39.	Supplemental condensed consolidating financial information (continued)

Figures in millions (US Dollars)	2014	2014	2014	2014	2014

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,486	3	3,622	(1)	5,110
Gold income	1,564	-	3,658	(270)	4,952
Cost of sales	(1,225)	-	(2,747)	-	(3,972)
Gain on non-hedge derivatives and other commodity contracts	-	-	13	-	13
Gross profit	339	-	924	(270)	993
Corporate administration, marketing and other income (expenses)	23	25	(61)	(79)	(92)
Exploration and evaluation costs	(22)	-	(120)	-	(142)
Other operating expenses	(12)	-	(16)	-	(28)
Special items	97	(937)	(290)	870	(260)
Operating profit (loss)	425	(912)	437	521	471
Dividends received	1	-	-	(1)	-
Interest received	4	3	17	-	24
Exchange gain (loss)	13	(1)	(19)	-	(7)
Finance costs and unwinding of obligations	(19)	(212)	(45)	-	(276)
Fair value adjustment on $1.25bn bonds	-	(17)	-	-	(17)
Share of associates and joint ventures’ (loss) profit	(31)	(3)	63	(54)	(25)
Equity (loss) gain in subsidiaries	(319)	14	-	305	-
Profit (loss) before taxation	74	(1,128)	453	771	170
Taxation	3	12	(240)	-	(225)
Profit (loss) after taxation from continuing operations	77	(1,116)	213	771	(55)
Discontinued operations
Profit from discontinued operations	-	-	16	-	16
Profit (loss) after discontinued operations	77	(1,116)	229	771	(39)
Preferred stock dividends	(135)	-	(135)	270	-
(Loss) profit for the period	(58)	(1,116)	94	1,041	(39)
Allocated as follows:
Equity shareholders
- Continuing operations	(58)	(1,116)	59	1,041	(74)
- Discontinued operations	-	-	16	-	16
Non-controlling interests
- Continuing operations	-	-	19	-	19
	(58)	(1,116)	94	1,041	(39)
Comprehensive (loss) income	(275)	(1,148)	176	991	(256)
Comprehensive income attributable to non-controlling interests	-	-	(19)	-	(19)
Comprehensive (loss) income attributable to AngloGold Ashanti	(275)	(1,148)	157	991	(275)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39.	Supplemental condensed consolidating financial information (continued)

Figures in millions (US Dollars)	2013	2013	2013	2013	2013

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,762	3	3,620	(2)	5,383
Gold income	1,747	-	3,539	(114)	5,172
Cost of sales	(1,302)	-	(2,645)	-	(3,947)
Gain on non-hedge derivatives and other commodity contracts	-	-	94	-	94
Gross profit	445	-	988	(114)	1,319
Corporate administration, marketing and other (expenses) income	(51)	6	(102)	(54)	(201)
Exploration and evaluation costs	(21)	(7)	(222)	-	(250)
Other operating expenses	(11)	(4)	(5)	1	(19)
Special items	(1,754)	(1,590)	(2,052)	2,445	(2,951)
Operating loss	(1,392)	(1,595)	(1,393)	2,278	(2,102)
Dividends received	7	-	-	(2)	5
Interest received	4	2	33	-	39
Exchange gain	10	1	3	-	14
Finance costs and unwinding of obligations	(23)	(155)	(115)	-	(293)
Fair value adjustment on $1.25bn bonds	-	(58)	-	-	(58)
Fair value adjustment on option component of convertible bonds	-	-	9	-	9
Fair value adjustment on mandatory convertible bonds	-	-	356	-	356
Share of associates and joint ventures’ loss	(143)	(19)	-	-	(162)
Equity loss in subsidiaries	(689)	(1,287)	-	1,976	-
Loss before taxation	(2,226)	(3,111)	(1,107)	4,252	(2,192)
Taxation	53	(6)	190	-	237
Loss after taxation from continuing operations	(2,173)	(3,117)	(917)	4,252	(1,955)
Discontinued operations
Loss from discontinued operations	-	-	(245)	-	(245)
Loss after discontinued operations	(2,173)	(3,117)	(1,162)	4,252	(2,200)
Preferred stock dividends	(57)	-	(57)	114	-
Loss for the period	(2,230)	(3,117)	(1,219)	4,366	(2,200)
Allocated as follows:
Equity shareholders
- Continuing operations	(2,230)	(3,117)	(1,004)	4,366	(1,985)
- Discontinued operations	-	-	(245)	-	(245)
Non-controlling interests
- Continuing operations	-	-	30	-	30
	(2,230)	(3,117)	(1,219)	4,366	(2,200)
Comprehensive loss	(2,605)	(3,170)	(1,271)	4,471	(2,575)
Comprehensive income attributable to non-controlling interests	-	-	(30)	-	(30)
Comprehensive loss attributable to AngloGold Ashanti	(2,605)	(3,170)	(1,301)	4,471	(2,605)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39.	Supplemental condensed consolidating financial information (continued)

Figures in millions (US Dollars)	2015	2015	2015	2015	2015

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,030	-	3,028	-	4,058
Intangible assets	8	-	155	(2)	161
Investments in associates and joint ventures	2,002	3,627	1,338	(5,502)	1,465
Other investments	1	3	89	(2)	91
Inventories	-	-	90	-	90
Trade and other receivables	-	-	13	-	13
Deferred taxation	-	-	1	-	1
Cash restricted for use	-	-	37	-	37
Other non-current assets	18	-	-	-	18
	3,059	3,630	4,751	(5,506)	5,934
Current assets
Other investments	-	1	-	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	401	921	1,076	(1,556)	842
Cash restricted for use	1	2	20	-	23
Cash and cash equivalents	19	222	243	-	484
	421	1,146	1,339	(1,556)	1,350

Total assets	3,480	4,776	6,090	(7,062)	7,284

EQUITY AND LIABILITIES
Share capital and premium	7,066	6,108	824	(6,932)	7,066
(Accumulated losses) retained earnings and other reserves	(4,636)	(3,903)	895	3,008	(4,636)
Shareholders’ equity	2,430	2,205	1,719	(3,924)	2,430
Non-controlling interests	-	-	37	-	37
Total equity	2,430	2,205	1,756	(3,924)	2,467
Non-current liabilities	428	2,427	1,255	-	4,110
Current liabilities including intergroup balances	622	144	3,079	(3,138)	707
Total liabilities	1,050	2,571	4,334	(3,138)	4,817

Total equity and liabilities	3,480	4,776	6,090	(7,062)	7,284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39.	Supplemental condensed consolidating financial information (continued)

Figures in millions (US Dollars)	2014	2014	2014	2014	2014

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,315	-	3,548	-	4,863
Intangible assets	31	-	197	(3)	225
Investments in associates and joint ventures	2,372	3,710	1,297	(5,952)	1,427
Other investments	2	4	122	(2)	126
Inventories	-	-	636	-	636
Trade and other receivables	-	-	20	-	20
Deferred taxation	-	-	127	-	127
Cash restricted for use	-	-	36	-	36
Other non-current assets	25	-	-	-	25
	3,745	3,714	5,983	(5,957)	7,485
Current assets
Inventories, trade and other receivables, intergroup balances and other current assets	526	1,929	1,434	(2,723)	1,166
Cash restricted for use	1	-	14	-	15
Cash and cash equivalents	52	260	156	-	468
	579	2,189	1,604	(2,723)	1,649

Total assets	4,324	5,903	7,587	(8,680)	9,134

EQUITY AND LIABILITIES
Share capital and premium	7,041	6,108	824	(6,932)	7,041
(Accumulated losses) retained earnings and other reserves	(4,195)	(3,536)	1,161	2,374	(4,196)
Shareholders’ equity	2,846	2,572	1,985	(4,558)	2,845
Non-controlling interests	-	-	26	-	26
Total equity	2,846	2,572	2,011	(4,558)	2,871
Non-current liabilities	568	3,167	1,544	-	5,279
Current liabilities including intergroup balances	910	164	4,032	(4,122)	984
Total liabilities	1,478	3,331	5,576	(4,122)	6,263

Total equity and liabilities	4,324	5,903	7,587	(8,680)	9,134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39.	Supplemental condensed consolidating financial information (continued)

Figures in millions (US Dollars)	2013	2013		2013	2013	2013

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”	IOMco (the “Issuer”	)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,457	-		3,358	-	4,815
Intangible assets	52	-		218	(3)	267
Investments in associates and joint ventures	2,581	3,401		1,153	(5,808)	1,327
Other investments	2	6		129	(6)	131
Inventories	-	-		586	-	586
Trade and other receivables	-	5		24	-	29
Deferred taxation	-	-		177	-	177
Cash restricted for use	-	-		31	-	31
Other non-current assets	41	-		-	-	41
	4,133	3,412		5,676	(5,817)	7,404
Current assets
Other investments	-	-		1	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	492	2,391		1,703	(3,164)	1,422
Cash restricted for use	1	-		45	-	46
Cash and cash equivalents	39	409		200	-	648
	532	2,800		1,949	(3,164)	2,117
Non-current assets held for sale	5	-		153	(5)	153
	537	2,800		2,102	(3,169)	2,270

Total assets	4,670	6,212		7,778	(8,986)	9,674

EQUITY AND LIABILITIES
Share capital and premium	7,006	5,994		805	(6,799)	7,006
(Accumulated losses) retained earnings and other reserves	(3,927)	(2,990)		1,431	1,559	(3,927)
Shareholders’ equity	3,079	3,004		2,236	(5,240)	3,079
Non-controlling interests	-	-		28	-	28
Total equity	3,079	3,004		2,264	(5,240)	3,107

Non-current liabilities	648	3,032		1,653	(2)	5,331
Bank overdraft	-	-		20	-	20
Current liabilities including intergroup balances	943	176		3,784	(3,744)	1,159
Non-current liabilities held for sale	-	-		57	-	57
Total liabilities	1,591	3,208		5,514	(3,746)	6,567

Total equity and liabilities	4,670	6,212		7,778	(8,986)	9,674

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39.	Supplemental condensed consolidating financial information (continued)

Figures in millions (US Dollars)	2015	2015	2015	2015	2015

Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from (used by) operations	44	(364)	1,115	455	1,250
Net movement in intergroup receivables and payables	131	1,036	(833)	(334)	-
Dividends received from joint ventures	-	57	-	-	57
Taxation refund	12	-	9	-	21
Taxation paid	(5)	(1)	(178)	-	(184)
Net cash inflow from operating activities from continuing operations	182	728	113	121	1,144
Net cash outflow from operating activities from discontinued operations	-	-	(5)	-	(5)
Net cash inflow from operating activities	182	728	108	121	1,139

Cash flows from investing activities
Capital expenditure	(194)	-	(470)	-	(664)
Expenditure on intangible assets	(2)	-	(1)	-	(3)
Proceeds from disposal of tangible assets	-	-	6	-	6
Other investments acquired	-	-	(86)	-	(86)
Proceeds from disposal of other investments	1	-	80	-	81
Investments in associates and joint ventures	-	-	(11)	-	(11)
Proceeds from disposal of associates and joint ventures	1	-	-	-	1
Net loans repaid by (advanced to) associates and joint ventures	2	(5)	-	-	(3)
Net proceeds from disposal of subsidiaries and investments	-	-	812	-	812
Cash in subsidiary disposed and transfers to held for sale	-	-	(2)	-	(2)
(Acquisition) disposal of subsidiary and loan	-	(1)	1	-	-
Increase in cash restricted for use	-	(2)	(15)	-	(17)
Interest received	6	3	16	-	25
Net cash (outflow) inflow from investing activities from continuing operations	(186)	(5)	330	-	139
Net cash outflow from investing activities from discontinued operations	-	-	(59)	-	(59)
Net cash (outflow) inflow from investing activities	(186)	(5)	271	-	80

Cash flows from financing activities
Proceeds from borrowings	120	300	1	-	421
Repayment of borrowings	(127)	(1,024)	(137)	-	(1,288)
Finance costs paid	(14)	(223)	(14)	-	(251)
Bond settlement premium, RCF and bond transaction costs	-	(61)	-	-	(61)
Dividends paid	-	-	(5)	-	(5)
Intergroup dividends received (paid)	-	247	(247)	-	-
Net cash outflow from financing activities from continuing operations	(21)	(761)	(402)	-	(1,184)
Net cash outflow from financing activities from discontinued operations	-	-	(2)	-	(2)
Net cash outflow from financing activities	(21)	(761)	(404)	-	(1,186)
Net decrease in cash and cash equivalents	(25)	(38)	(25)	121	33
Translation	(8)	-	112	(121)	(17)
Cash and cash equivalents at beginning of year	52	260	156	-	468
Cash and cash equivalents at end of year	19	222	243	-	484

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39.	Supplemental condensed consolidating financial information (continued)

Figures in millions (US Dollars)	2014	2014	2014	2014	2014

Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	344	(839)	931	907	1,343
Net movement in intergroup receivables and payables	(1)	419	437	(855)	-
Taxation refund	-	-	41	-	41
Taxation paid	(20)	(2)	(172)	-	(194)
Net cash inflow (outflow) from operating activities from continuing operations	323	(422)	1,237	52	1,190
Net cash inflow from operating activities from discontinued operations	-	-	30	-	30
Net cash inflow (outflow) from operating activities	323	(422)	1,267	52	1,220

Cash flows from investing activities
Capital expenditure	(222)	-	(622)	-	(844)
Expenditure on intangible assets	(5)	-	-	-	(5)
Proceeds from disposal of tangible assets	-	-	31	-	31
Other investments acquired	-	-	(79)	-	(79)
Proceeds from disposal of other investments	-	-	73	-	73
Investments in associates and joint ventures	-	(52)	(14)	1	(65)
Net loans (advanced to) repaid by associates and joint ventures	(43)	7	-	-	(36)
Dividends received	1	-	-	(1)	-
Net proceeds from disposal of subsidiaries and investments	105	-	-	-	105
(Acquisition) disposal of subsidiary and loan	(116)	(3)	3	116	-
Cash in subsidiary disposed and transfers to held for sale	-	-	2	-	2
Decrease in cash restricted for use	-	-	24	-	24
Interest received	4	3	14	-	21
Net cash outflow from investing activities from continuing operations	(276)	(45)	(568)	116	(773)
Net cash outflow from investing activities from discontinued operations	-	-	(170)	-	(170)
Net cash outflow from investing activities	(276)	(45)	(738)	116	(943)

Cash flows from financing activities
Proceeds from issue of share capital	-	114	-	(114)	-
Proceeds from borrowings	157	100	354	-	611
Repayment of borrowings	(171)	-	(584)	-	(755)
Finance costs paid	(14)	(205)	(27)	-	(246)
Bond settlement premium, RCF and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(17)	-	(17)
Intergroup dividends received (paid)	-	318	(318)	-	-
Net cash (outflow) inflow from financing activities from continuing operations	(28)	318	(592)	(114)	(416)
Net cash outflow from financing activities from discontinued operations	-	-	(5)	-	(5)
Net cash (outflow) inflow from financing activities	(28)	318	(597)	(114)	(421)
Net increase (decrease) in cash and cash equivalents	19	(149)	(68)	54	(144)
Translation	(6)	-	44	(54)	(16)
Cash and cash equivalents at beginning of year	39	409	180	-	628
Cash and cash equivalents at end of year	52	260	156	-	468

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39.	Supplemental condensed consolidating financial information (continued)

Figures in millions (US Dollars)	2013	2013	2013	2013	2013

Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from (used by) operations	391	(126)	912	130	1,307
Net movement in intergroup receivables and payables	140	(1,593)	1,512	(59)	-
Dividends received from joint ventures	-	18	-	-	18
Taxation refund	13	-	10	-	23
Taxation paid	(13)	(1)	(173)	-	(187)
Net cash inflow (outflow) from operating activities from continuing operations	531	(1,702)	2,261	71	1,161
Net cash inflow from operating activities from discontinued operations	-	-	85	-	85
Net cash inflow (outflow) from operating activities	531	(1,702)	2,346	71	1,246

Cash flows from investing activities
Capital expenditure	(397)	-	(966)	-	(1,363)
Interest capitalised and paid	-	-	(5)	-	(5)
Expenditure on intangible assets	(26)	-	(42)	-	(68)
Proceeds from disposal of tangible assets	-	-	10	-	10
Other investments acquired	-	-	(91)	-	(91)
Proceeds from disposal of other investments	-	-	81	-	81
Investments in associates and joint ventures	-	(420)	(52)	-	(472)
Proceeds from disposal of associates and joint ventures	6	-	-	-	6
Net loans advanced to associates and joint ventures	(1)	(39)	-	32	(8)
Dividends received	7	-	-	(2)	5
Net proceeds from disposal of subsidiaries and investments	2	-	-	-	2
Cash in subsidiary disposed and tranfers to held for sale	-	-	(2)	-	(2)
Acquisition of subsidiary and loan	(168)	-	-	168	-
Increase in cash restricted for use	-	-	(20)	-	(20)
Interest received	4	2	17	-	23
Net cash outflow from investing activities from continuing operations	(573)	(457)	(1,070)	198	(1,902)
Net cash outflow from investing activities from discontinued operations	-	-	(138)	-	(138)
Net cash outflow from investing activities	(573)	(457)	(1,208)	198	(2,040)

Cash flows from financing activities
Proceeds from issue of share capital	-	147	20	(167)	-
Proceeds from borrowings	504	1,500	340	-	2,344
Repayment of borrowings	(458)	(250)	(772)	-	(1,480)
Finance costs paid	(12)	(103)	(85)	-	(200)
Bond settlement premium, RCF and bond transaction costs	-	(36)	-	-	(36)
Dividends paid	(40)	-	(22)	-	(62)
Intergroup dividends received (paid)	-	773	(773)	-	-
Net cash (outflow) inflow from financing activities from continuing operations	(6)	2,031	(1,292)	(167)	566
Net cash outflow from financing activities from discontinued operations	-	-	(6)	-	(6)
Net cash (outflow) inflow from financing activities	(6)	2,031	(1,298)	(167)	560
Net decrease in cash and cash equivalents	(48)	(128)	(160)	102	(234)
Translation	(11)	-	83	(102)	(30)
Cash and cash equivalents at beginning of year	98	537	257	-	892
Cash and cash equivalents at end of year(1)	39	409	180	-	628

(1) Cash and cash equivalents are net of a bank overdraft of $20 million.

KIBALI (JERSEY) LIMITED

Consolidated Financial Statements for the Year Ended

31 December 2015

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

For the year ended 31 December 2015

The directors of the company are required by the Companies (Jersey) Law 1991 to prepare financial statements for each financial period presented, which give a true and fair view of the state of affairs of Kibali (Jersey) Limited (“the group”) as at the end of each financial period and of the profit or loss for that period. In preparing these financial statements, the directors are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgements and estimates that are reasonable and prudent;

•	State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group to enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud, error and non-compliance with law and regulations.

The directors have elected to prepare the financial statements for the group in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB) and include amounts based on judgements and estimates made by management.

The directors acknowledge that they are ultimately responsible for the system of internal financial control established by the group and places considerable importance on maintaining a strong control environment. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements of the group. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The going concern basis has been adopted in preparing the financial statements for the group. The directors have no reason to believe that the group will not be a going concern in the foreseeable future based on forecasts and available cash resources. These financial statements support the viability of the group.

Auditors

The current directors have taken all reasonable steps to make themselves aware of any information needed by the group’s auditors for the purposes of their audit and to establish that the auditors are aware of that information. The directors are not aware of any relevant audit information of which the auditors are unaware of.

These financial statements for the group were approved by the Board of Directors on 18 March 2016 and are signed on its behalf by:

/s/ Graham Shuttleworth

Director

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kibali (Jersey) Limited

Kibali (Jersey) Limited

St Helier

Jersey

JE2 4WJ

Channel Islands

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited as of December 31, 2015, 2014 and 2013 and the consolidated statements of comprehensive income, consolidated statements of changes in equity, and statements of consolidated cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kibali (Jersey) Limited at December 31, 2015, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ BDO LLP

London

18 March 2016

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

	Note	2015 $’000	2014 $’000	2013 $’000
REVENUE
Gold sales		747 272	650 283	109 229
Other income	3	1 657	401	3 035
TOTAL INCOME		748 929	650 684	112 264

COSTS AND EXPENSES
Mining and processing costs	4	550 712	412 441	52 885
Royalties		30 196	23 321	2 765
Exploration and corporate expenditure	5	8 248	6 149	5 911
Other expenses		3 658	3 544	725
TOTAL COSTS		592 814	445 455	62 286

Finance income	6	4 818	4 349	3 966
Finance costs	6	(5 376)	(4 955)	(1 252)
Finance (costs)/income - net		(558)	(606)	2 714
Share of profits of equity accounted joint venture		268	155	136
PROFIT BEFORE INCOME TAX		155 825	204 778	52 828
Income tax (expense)/income	7	(17 840)	(45 038)	4 739

PROFIT FOR THE PERIOD		137 985	159 740	57 567
OTHER COMPREHENSIVE INCOME/(EXPENSE)
Loss on available for sale financial asset		(29)	(72)	(799)
Recycling of permanent losses on available-for-sale asset		3 173	-	-
TOTAL COMPREHENSIVE INCOME		141 129	159 668	56 768

PROFIT FOR THE PERIOD
Attributable to:
Owners of the parent		135 883	152 492	54 163
Non-controlling interest		2 102	7 248	3 404
		137 985	159 740	57 567
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		139 027	152 420	53 364
Non-controlling interest		2 102	7 248	3 404
		141 129	159 668	56 768

The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

	Note	2015 $’000	2014 $’000	2013 $’000
NON-CURRENT ASSETS
Property, plant and equipment	8	2 012 303	1 868 137	1 553 575
Mineral properties	9	634 394	693 972	742 928
Long term ore stockpiles	12	43 162	72 594	-
Deferred tax assets	10	-	-	4 860
Investment in equity accounted joint venture	26	289	20	15
Other investments in joint venture	26	31 086	31 516	29 076
Total investment in joint venture	26	31 375	31 536	29 091
Trade and other receivables	11	32 788	30 900	22 929
TOTAL NON-CURRENT ASSETS		2 754 022	2 697 139	2 353 383

CURRENT ASSETS
Inventories and ore stockpiles	12	78 598	61 732	112 405
Trade and other receivables	11	180 724	169 330	145 335
Available-for-sale financial asset	13	45	74	146
Cash and cash equivalents	14	21 373	20 908	4 681
TOTAL CURRENT ASSETS		280 740	252 044	262 567
TOTAL ASSETS		3 034 762	2 949 183	2 615 950

EQUITY AND LIABILITIES
EQUITY
Share capital	15	5	5	4
Share premium		2 493 612	2 493 612	2 390 689
Equity attributable to owners of the parent		269 943	204 060	51 568
Non-controlling interest		-	(3 144)	(3 072)
TOTAL EQUITY		2 763 560	2 694 533	2 439 189
	16	27 624	25 522	18 274

NON-CURRENT LIABILITIES		2 791 184	2 720 055	2 457 463
Loans and borrowings
Deferred tax liabilities
Provision for rehabilitation	17	51 747	55 133	53 430
TOTAL NON-CURRENT LIABILITIES	10	41 926	32 463	-
	18	15 533	15 341	8 210

CURRENT LIABILITIES		109 206	102 937	61 640
Loans and borrowings
Trade and other payables
Current tax payable	17	9 808	7 999	5 600
TOTAL CURRENT LIABILITIES	19	117 083	111 566	91 126
TOTAL EQUITY AND LIABILITIES		7 481	6 626	121
		134 372	126 191	96 847
		3 034 762	2 949 183	2 615 950

The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

$’000	Share Capital	Share Premium	Retained earnings/ (accumulated losses)	Other Reserves	Total quality attributable to owners of the parent	Non- Controlling Interest	Total Equity
Balance at 1 January 2013	3	1 557 902	(2 595)	(2 273)	1 553 037	14 870	1 567 907
Fair value movement on available-for-sale financial asset	-	-	-	(799)	(799)	-	(799)
Total other comprehensive expense	-	-	-	(799)	(799)	-	(799)
Net profit for the year	-	-	54 163	-	54 163	3 404	57 567
Total comprehensive income/(expense)	-	-	54 163	(799)	53 364	3 404	56 768
Shares issued to equity owners	1	832 787	-	-	832 788	-	832 788
Balance at 31 December 2013	4	2 390 689	51 568	(3 072)	2 439 189	18 274	2 457 463
Balance at 1 January 2014	4	2 390 689	51 568	(3 072)	2 439 189	18 274	2 457 463
Fair value movement on available-for-sale financial asset	-	-	-	(72)	(72)	-	(72)
Total other comprehensive expense	-	-	-	(72)	(72)	-	(72)
Net profit for the year	-	-	152 492	-	152 492	7 248	159 740
Total comprehensive income/(expense)	-	-	152 492	(72)	152 420	7 248	159 668
Shares issued to equity owners	1	102 923	-	-	102 924	-	102 924
Balance at 31 December 2014	5	2 493 612	204 060	(3 144)	2 694 533	25 522	2 720 055
Balance at 1 January 2015	5	2 493 612	204 060	(3 144)	2 694 533	25 522	2 720 055
Fair value movement on available-for-sale financial asset	-	-	-	(29)	(29)	-	(29)
Recycling of permanent losses on available-for-sale asset	-	-	-	3 173	3 173	-	3 173
Total other comprehensive income	-	-	-	3 144	3 144	-	3 144
Net profit for the year	-	-	135 883	-	135 883	2 102	137 985
Total comprehensive income	-	-	135 883	3 144	139 027	2 102	141 129
Dividends distributed	-	-	(70 000)	-	(70 000)	-	(70 000)
Balance at 31 December 2015	5	2 493 612	269 943	-	2 763 560	27 624	2 791 184

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognised from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group’s cumulative accounting profits and losses since inception less dividends.

OTHER RESERVES

Other reserves comprises the group’s cumulative fair value movement on the available-for sale financial asset since inception in Kilo Goldmines Limited. The cumulative movement has been recycled through profit and loss in the current year.

NON-CONTROLLING INTERESTS

The non-controlling interest represents the total carrying value of the 10% interest SA UNISARL (“SOKIMO”) has in Kibali Goldmines SA (“Kibali”), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2015, 2014 and 2013

	Note	2015 $’000	2014 $’000	2013 $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated by/(used in) operations	24	377 004	329 644	(71 225)
Interest received		3 591	1 009	927
Finance cost paid		(4 198)	(4 727)	(5 139)
Dividends received from equity accounted joint venture		-	150	175
Income Tax paid		(13 148)	(1 211)	-
Net cash flows generated by/(used in) operating activities		363 249	324 865	(75 262)
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions of property, plant and equipment		(286 905)	(407 422)	(748 314)
Repayment of loan from equity accounted joint venture		423	-	-
Net cash outflows used in investing activities		(286 482)	(407 422)	(748 314)
CASH FLOWS RELATING TO FINANCING ACTIVITIES
Proceeds from issue of ordinary shares		-	102 924	832 788
Distribution of dividends		(70 000)	-	-
Decrease in loans and borrowings		(6 302)	(4 140)	(16 444)
Net cash (outflows)/inflows provided by financing activities		(76 302)	98 784	816 344
Net increase/(decrease) in cash and cash equivalents		465	16 227	(7 232)
Cash and cash equivalents at the beginning of the year		20 908	4 681	11 913
Cash and cash equivalents at the end of the year	14	21 373	20 908	4 681

The accompanying notes form part of these financial statements.

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB) and in accordance with Article 105 of the Companies (Jersey) Law of 1991.

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

New standards and interpretations applied

The IASB has issued the following new standards and amendments to published standards and interpretations to existing standards with effective dates on or prior to 1 January 2015 which have been adopted by the group for the first time this year. These standards have had no impact on the financial statements.

Accounting Standards	Description	Effective period commencing on or after

Annual improvement IFRSs 2010 - 2012	Annual improvements to IFRSs 2010-2012 cycle (effective 1 July 2014); and Annual improvements to IFRSs 2011- 2013 cycle	1 July 2014

Annual improvement IFRSs 2011 - 2013	Annual Improvements to IFRSs 2011-2013 Cycle	1 July 2014

IAS 19	Amendment – Defined benefit plans: employee contributions	1 July 2014

Standards effective in future period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after 1 January 2016 or later periods and which the group has decided not to adopt early. These include:

Accounting Standards	Description	Effective period commencing on or after

IFRS 9	Financial instruments	1 January 2018

IFRS 11	Amendment – Accounting for acquisition of interests in joint operations	1 January 2016

IAS 16 & IAS 38	Amendments - Clarification of acceptable methods of depreciation and amortisation	1 January 2016

IFRS 15	Revenue from contracts with customers	1 January 2018

IAS 27	Amendment – Equity method in separate financial statements	1 January 2016

IFRS 16	Leases	1 January 2019

IAS 1	Amendment – Disclosure initiative	1 January 2016

	Annual improvements to IFRSs (2012 – 2014 cycle)	1 January 2016

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The group is currently assessing the impact of these standards on the financial statements.

CONSOLIDATION

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity interest in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group’s returns; generally accompanying an interest of more than one-half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests and other identifiable intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES

The group holds interests in one joint venture. In a joint venture the parties that have joint control of the arrangement (the joint venturer) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint ventures are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the group’s share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investments.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, both for existing joint ventures subsequent to the transition date and for any newly acquired joint ventures, the group’s share of its joint ventures’ post-acquisition profits or losses are recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in an associated or joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognise further losses, unless it has obligations to make or has made payments on behalf of the associated or joint venture company. Unrealised gains on transactions between the group and its associated and joint venture companies are eliminated to the extent of the group’s interest in the associated and joint venture companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of associated and joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

SEGMENTAL REPORTING

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate and exploration’ segment. The group provides segmental information using the same categories of information which the group’s chief operating decision maker utilises. The group’s chief operating decision maker is considered by management to be the board of directors.

The group has only one business segment, being that of gold mining. Segment analysis is based on the mining operations and exploration projects that have a significant amount of capitalised expenditure or other fixed assets.

FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is also the functional currency of the company and its significant subsidiaries and joint ventures.

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

INTANGIBLE ASSETS

Mineral properties

Mineral properties acquired are recognised at fair value at the acquisition date. Mineral properties are recognised at fair value if acquired as part of a business combination, whereas they are recognised at cost if acquired as an asset. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties are amortised on units of production basis from the point at which the mine commences production (refer to ‘depreciation and amortisation’ policy below).

PROPERTY, PLANT AND EQUIPMENT

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure,) are initially recorded at cost. Development of ore bodies includes the development cost of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Cost associated with underground development are capitalised when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortisation and impairment.

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity.

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

Commercial production

The group assesses the stage of the mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine construction project is substantially complete, ready for its intended use, and moves into production stage. Some of the criteria would include but are not limited to the following:

•	the level of capital expenditure compared to the construction cost estimates;
•	completion of a reasonable period of testing of the mine plant and equipment;
•	the ability to produce gold in saleable form; and
•	the ability to sustain commercial levels of gold production

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capitalisable costs related to subsequent mining asset additions or improvements, underground mine development or ore reserve development.

The commissioning of an underground mine typically occurs in phases, with sections brought into production whilst deeper levels remain under construction. The shared infrastructures, such as declines of shafts, are assessed to determine whether they contribute to the production areas. Where they contribute to production, the attributable costs are transferred to production assets and start to be depreciated. The costs transferred comprise costs directly attributable to producing zones or, where applicable, estimates of the portion of shared infrastructure that are attributed to the producing zones.

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

Depreciation and amortisation

Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

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

Depreciation of construction and development costs commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections as an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

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

Impairment

The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is derived from the group’s weighted average cost of capital adjusted for asset specific factors as applicable. An impairment is recognised in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. Only proven and probable reserves are used in the calculations and the models used approved mine plans and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plans. The revised carrying amounts are amortised in line with group accounting policies.

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

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile at an individual mine when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 1.52g/t with a marginal ore cut-off grade of 0.88g/t.

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LoM) processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceeds the annual tonnes to be milled as per the mine plan over the next twelve months, are classified as non-current in the statement of financial position.

Net realisable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realisable value. Ore stockpiles which are not blended in production are assessed separately to ensure they are carried at the lower of cost and net realisable value, although no such stockpiles are currently held.

Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realisable value is determined with reference to estimated contained gold and market gold prices.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

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

ROYALTIES

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty the group pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. A royalty expense is recorded when revenue from the sale of gold is recognised.

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include 1) cash and cash equivalents, 2) trade and other receivables, 3) trade and other payables, 4) loans and borrowings and 5) available-for-sale financial assets.

1) Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts.

2) Trade and other receivables

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

3) Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognised at fair value, which equates to the transaction price, and subsequently carried at amortised cost using the effective interest method.

4) Borrowings (including bank borrowings when applicable, loans from joint venture partners and related companies and finance leases)

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

5) Available-for-sale financial assets

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

The group enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognised when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines smelt house.

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

VALUE ADDED TAX

Included in trade and other receivables is a recoverable value added tax (TVA) balance (including recoverable TVA on fuel duty) of US$137.4 million (2014: US$112.2 million) (2013: US$81.0 million) owing by the fiscal authorities in the Democratic Republic of Congo (DRC).

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

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;
•	future production levels;
•	future commodity prices; including oil forecast at $60bbl (2014: $100bbl) (2013: $100bbl)
•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;

•

future gold prices – a gold price curve was used for the impairment calculations starting at a US$1 150/oz gold price (2014: US$1 250/oz) (2013: US$1 250/oz) and increasing at an average of 1.5% per annum (2014: 3%) (2013: 3%). The gold price curve was determined after consideration of a range of forecast techniques and data sources.

•	a discount rate of 7.9% pre-tax (2014: 7.3%) (2013: 9.4%).
•	an inflation rate of 1.5% (2014: 2%) (2013: 2%).

A reduction in forward gold prices in excess of 15% is required to give rise to an impairment at the mine. The discount rate would need to increase to 9.5% to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves determined based on a US$1 000/oz gold price (2014: US$1 000/oz) (2013: US$1 000/oz).

CAPITALISATION AND DEPRECIATION

There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 1 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The group applies judgement in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalised when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the ore body. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams. Direct labour, materials and other costs are specifically allocated based on the activity performed. Indirect costs that attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating metres.

Judgement is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 1 and during the year Kibali underground mine assets attributable to production started to be depreciated. Judgement was applied in identifying the costs considered attributable to production. Additionally, given ongoing mine construction and development, judgement was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimisation calculation:

US$/oz	2015	2014	2013
Kibali	1 000	1 000	1 000

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

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value at 2.25% per annum (2014: 2.0%) (2013: 2.5%) being the prevailing risk free interest rates. The majority of expenditure is expected to be incurred at the end of the mine life. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to Note 18. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of US$1.8 million (2014: US$1.6 million) (2013: US$1.6 million) on the provision for environmental rehabilitation, and an impact of US$0.05 million (2014: US$0.05 million) (2013: US$0.05 million) on the statement of comprehensive income.

2.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

STOCKPILES, GOLD IN PROCESS AND PRODUCT INVENTORIES

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgment is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The forecast gold prices and cost escalators were those used in the impairment test detailed above.

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

3.	OTHER INCOME

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
From operating activities comprise:
Operation of guest house	-	24	1 379
Net foreign exchange gains	1 657	377	1 656

	1 657	401	3 035

The total other income is not considered to be part of the main revenue generating activities and as such the group presents this income separately from revenue.

4.	MINING AND PROCESSING COSTS

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Mining and processing costs comprise:
Mine production costs¹	177 467	119 227	22 735
Movement in production inventory and ore stockpiles	8 234	(10 694)	(10 596)
Depreciation and amortisation	192 509	139 698	14 863
Other mining and processing costs	172 502	164 210	25 883

	550 712	412 441	52 885

5.	EXPLORATION AND CORPORATE EXPENDITURE

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Exploration and corporate expenditure comprise:
Exploration expenditure	3 132	4 298	3 284
Corporate expenditure	1 943	1 851	2 627
Recycling of permanent losses on available-for-sale asset	3 173	-	-

	8 248	6 149	5 911

6.	FINANCE INCOME AND COSTS

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Finance income comprise:
Bank Interest	19	21	42
Interest received – loans and receivables	4 799	4 328	3 924

Total finance income	4 818	4 349	3 966

Finance costs comprise:
Interest expense on finance lease	(4 800)	(4 711)	(4 495)
Interest expense on bank borrowings	(192)	(39)	(1)
Interest capitalised	-	-	3 360
Unwinding of discount on provisions for rehabilitation	(384)	(205)	(116)

Total finance costs	(5 376)	(4 955)	(1 252)

Net finance (costs)/income	(558)	(606)	2 714

7.	INCOME TAXES

		31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Current taxation		8 377	7 715	121
Deferred taxation	10	9 463	37 323	(4 860)

		17 840	45 038	(4 739)

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Profit before tax	155 825	204 778	52 828
Tax calculated at the DRC effective tax rate of 30%	46 748	61 433	15 848
Reconciling items:
Exempt income	(34 218)	(27 054)	(7 903)
Previous unrecognised losses utilised	-	-	(9 294)
Net capital allowances not deductable	(157)	(6)	(3 511)
Other permanent differences	(2 910)	2 950	-
Corporate tax at 1/100 from revenue	8 377	7 715	121

Taxation charges	17 840	45 038	(4 739)

7.	INCOME TAXES (continued)

Kibali (Jersey) Limited is subject to an income tax rate in Jersey of 0%. In the DRC, Kibali is subject to corporate tax at 30%. The Kibali operations attract corporation tax in the DRC. Kibali is required to pay a minimum of 1/100 (2014: 1/100) (2013: 1/1000) of the company’s revenue which resulted in a minimum corporate tax of US$8.4 million (2014: US$7.7 million) (2013: US$0.1 million). Kibali have capital allowances and non-capital tax losses for deduction against future mining income. Kibali (Jersey) Limited’s estimated non-capital tax losses carried forward at 31 December 2015 amounted to US$293.0million (2014: US$298.5 million) (2013: US$222.1 million) and capital allowances which have been recognised and not utilised carried forward at 2015 amounted to US$334.9 million (2014: US$332.4 million) (2013: US$217.1 million). Refer to note 10 for deferred taxation.

8.	PROPERTY, PLANT AND EQUIPMENT

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Mine properties, mine development costs and mine plant facilities and equipment cost
Cost
Balance at the beginning of the year	1 989 757	1 584 453	822 297
Additions	277 097	405 304	762 156

Balance at the end of the year	2 266 854	1 989 757	1 584 453

Accumulated depreciation
Balance at the beginning of the year	(121 620)	(30 878)	(11 500)
Depreciation charged for the year	(132 931)	(90 742)	(19 378)

Balance at the end of the year	(254 551)	(121 620)	(30 878)

Net book value	2 012 303	1 868 137	1 553 575

Long-lived assets and development costs

Included in plant and equipment are long-lived assets and development costs which are amortised on a units of production basis as detailed in note 2 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was US$1 939.6 million at 31 December 2015 (2014: US$1 793.0 million) (2013: US$1 488.0 million). The value of assets under construction included in plant and equipment that are subsequently not depreciated is US$454.3 million (2014: US$411.7 million) (2013: US$549.1 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was US$5.8 million at 31 December 2015 (2014: US$5.7 million) (2013: US$3.8 million).

Rehabilitation asset

A rehabilitation asset has been recognised in the period relating to the rehabilitation liability to the value of US$13.0 million (2014: US$14.0 million) (2013: US$8.0 million) (refer note 18). Depreciation of the rehabilitation asset began on 1 October 2013 when the group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

8.	PROPERTY, PLANT AND EQUIPMENT (continued)

Leased assets

The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer note 20):

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000

Finance Lease Mining Assets	53 908	56 146	53 960

KAS 1 Limited (KAS) is an asset leasing joint venture in which the group has a 50.1% interest. Together with DTP SA, the group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the group. Refer to notes 20, 26 and 27.

9.	MINERAL PROPERTIES

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Cost
At the beginning and end of the year	745 092	745 092	745 092
Amortisation
At the beginning of the year	(51 120)	(2 164)	-
Charge for the year	(59 578)	(48 956)	(2 164)

At the end of the year	(110 698)	(51 120)	(2 164)

Net book value	634 394	693 972	742 928

Mineral properties represent the amounts attributable to licence interest on the purchase of Moto Goldmines Limited (“Moto”) in 2009. The balance has been amortised over the life of mine on a unit of production basis since the group commenced commercial production on 1 October 2013.

10.	DEFERRED TAXATION

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	(32 463)	4 860	-
Statement of comprehensive income charge	(9 463)	(37 323)	4 860

At the end of the year	(41 926)	(32 463)	4 860

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	292 981	298 543	222 046
Accelerated capital allowances
Rehabilitation provision	(334 907)	(332 415)	(217 057)
Net deferred taxation (liability)/asset	-	1 409	(129)

	(41 926)	(32 463)	4 860

11.	TRADE AND OTHER RECEIVABLES

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000

Advances to contractors	5 238	4 545	24 869
Trade receivables	850	11 621	17 006
Prepayments and other receivables	37 501	31 716	16 567
Loan to SOKIMO (refer note 27)	16 046	14 814	13 696
Other loans	5 231	11 140	8 082
TVA receivables	137 369	112 239	80 961
Hire purchase loans	11 277	14 155	7 083

	213 512	200 230	168 264
Less: Non-current portion
Loan to SOKIMO	16 046	14 814	13 696
Other loans and receivables (including TVA receivable on fuel duty)	10 445	9 151	5 765
Hire purchase loans	6 297	6 935	3 468

	32 788	30 900	22 929

Current portion	180 724	169 330	145 335

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

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable over the next 12 months. With the exception of TVA receivable on fuel duty which management expect to recover in a period more than 12 months. The group continues to seek recovery of TVA in line with the mining code. Judgement exists in assessing recovery of this amount.

The loan to SOKIMO bears interest at 8%, the loan and interest will be repaid through future dividends.

The hire purchase loans, receivable from a contractor, bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years.

The balance of “other loans” includes a loan to Randgold Resources Limited of US$ Nil (2014: US$ 0.1 million) (2013: US$0.3 million) and a loan to KGL Isiro SARL of US$ Nil million (2014: US$ 2.3 million) (2013: US$ 0.2 million), these loans have no terms of repayment.

All non-current receivables are due after 12 months.

12.	INVENTORIES AND ORE STOCKPILES

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Consumables stores	45 167	48 441	33 024
Ore stockpiles	70 874	77 398	72 492
Gold in process	5 719	8 487	6 889

	121 760	134 326	112 405
Less: Non-current portion
Ore stockpiles	43 162	72 594	-

Current portion	78 598	61 732	112 405

All inventory and ore stockpiles are stated at the lower of cost or net realisable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

13.	AVAILABLE-FOR-SALE FINANCIAL ASSET

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Balance at the beginning of the year	74	146	945
Fair value movement recognised in other comprehensive income	(20)	(11)	(755)
Exchange differences	(9)	(61)	(44)

Balance at the end of the year	45	74	146

14.	CASH AND CASH EQUIVALENTS

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Cash at bank and in hand (excluding bank overdrafts)	21 373	20 908	4 681

15.	SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 10,000 (2014: 10,000) (2013: 10,000) for the total value of US$10 000 (2014: US$10 000) (2013: US$10 000). All issued shares are fully paid. The total number of issued shares at 31 December 2015 was 4,620 shares (2014: 4,620) (2013: 4,428).

Randgold Resources Limited (Randgold) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4,620 outstanding ordinary shares.

Refer to the Statement of Changes in Equity on page 6 for more detail on the annual movement of share capital and share premium.

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	5	4	3
Shares issued	-	1	1

Balance at the end of the year	5	5	4

16.	NON-CONTROLLING INTEREST

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Balance at the beginning of the year	25 522	18 274	14 870
Non-controlling interest in results of Kibali Goldmines SA	2 102	7 248	3 404

Balance at the end of the year	27 624	25 522	18 274

The non-controlling interest represents the 10% interest SOKIMO has in Kibali which is a subsidiary of Kibali (Jersey) Limited.

17.	LOANS AND BORROWINGS

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Non-current
Finance lease liability (note 20)	51 530	54 917	53 013
Loan – Randgold (note 27)	217	216	216
Loan – Société des Mines de Tongon SA (note 27)	-	-	178
Loan – Société des Mines de Loulo SA (note 27)	-	-	23

	51 747	55 133	53 430
Current
Finance lease liability (note 20)	8 223	6 023	4 736
Loan – Randgold (note 27)	1 585	1 976	864

	9 808	7 999	5 600

Total loans and borrowings	61 555	63 132	59 030

Finance lease liability

The finance lease liability is due to KAS in respect of the equipment which has been transferred to the group under an instalment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the instalment sale agreement. The finance lease is secured by the leased assets. Refer note 8.

Loan – Randgold

Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Kibali (Jersey) Limited group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest and is due for repayment in greater than one year.

18.	PROVISION FOR REHABILITATION

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Balance at the beginning of the year	15 341	8 210	4 652
Unwinding of discount	384	205	116
Change in estimates	(192)	6 926	3 442

Balance at the end of the year	15 533	15 341	8 210

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.25% (2014: 2%) (2013: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2031 for the Kibali gold mine.

19.	TRADE AND OTHER PAYABLES

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Trade payables	61 193	49 053	13 723
Payroll and other compensations	2 240	2 075	1 734
Bank account in overdraft	7 346	-	-
Accruals and other payables	46 304	60 438	75 669

	117 083	111 566	91 126

Accruals and other payables include retention, in respect of contracts with suppliers, amounts of US$16.0 million (2014: US$18.6 million) (2013: US$17.1 million).

Trade and other payables are all due within a 120 days maximum.

20.	LEASES

The finance lease liability recognised is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an instalment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Gross finance lease liabilities – minimum lease payments:
No later than 1 year	12 100	10 249	9 176
Later than 1 year and no later than 5 years	52 968	40 135	35 968
Later than 5 years	13 381	32 531	36 186
Future finance charges	(18 696)	(21 975)	(23 581)

Present value of the finance lease liability	59 753	60 940	57 749

No later than 1 year	8 223	6 023	4 736
Later than 1 year and no later than 5 years	38 858	26 390	22 399
Later than 5 years	12 672	28 527	30 614

	59 753	60 940	57 749

21.	SEGMENTAL INFORMATION

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in the internal reports are determined on the basis of their significance to the group. In particular, the operating mine is reported as a separate segment. KAS joint venture is included within the corporate segment. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold to an agent.

21.	SEGMENTAL INFORMATION (continued)

Country of operation	DRC	Jersey
$’000	Kibali	Corporate	Intercompany eliminations	Total
Year ended 31 December 2015
Profit and loss
Total revenue	747 272	-	-	747 272
Mining and processing costs excluding depreciation	(358 872)	-	669	(358 203)
Depreciation and amortisation	(160 900)	(2 055)	(29 554)	(192 509)
Mining and processing costs	(519 772)	(2 055)	(28 885)	(550 712)
Royalties	(30 196)	-	-	(30 196)
Exploration and corporate expenditure	(4 211)	(4 037)	-	(8 248)
Other (expenses)/income	(2 861)	161	967	(1 733)
Finance costs	(149 710)	-	144 334	(5 376)
Finance income	1 245	14 750	(11 177)	4 818
Profit before income tax	41 767	8 819	105 239	155 825
Income tax expense	(20 750)	-	2 910	(17 840)
Net profit	21 017	8 819	108 149	137 985
Capital expenditure	274 952	2 145	-	277 097
Total assets	2 713 792	6 572 090	(6 251 120)	3 034 762
Total liabilities	(2 654 254)	(3 197 100)	5 607 776	(243 578)
Year ended 31 December 2014
Profit and loss
Total revenue	650 283	-	-	650 283
Mining and processing costs excluding depreciation	(272 743)	-	-	(272 743)
Depreciation and amortisation	(108 668)	(2 270)	(28 760)	(139 698)
Mining and processing costs	(381 411)	(2 270)	(28 760)	(412 441)
Royalties	(23 321)	-	-	(23 321)
Exploration and corporate expenditure	(4 461)	(1 720)	32	(6 149)
Other (expenses)/income	(4 121)	1 133	-	(2 988)
Finance costs	(123 486)	-	118 531	(4 955)
Finance income	1 125	14 402	(11 178)	4 349
Profit before income tax	114 608	11 545	78 625	204 778
Income tax expense	(42 132)	-	(2 906)	(45 038)
Net profit	72 476	11 545	75 719	159 740
Capital expenditure	404 630	674	-	405 304
Total assets	2 570 317	6 264 762	(5 885 896)	2 949 183
Total liabilities	(2 516 671)	(3 001 045)	5 288 588	(229 128)
Year ended 31 December 2013
Profit and loss
Total revenue	109 229	-	-	109 229
Mining and processing costs excluding depreciation	(38 112)	-	90	38 022
Depreciation and amortisation	(14 670)	(193)	-	(14 863)
Mining and processing costs	(52 782)	(193)	90	(52 885)
Royalties	(2 765)	-	-	(2 765)
Exploration and corporate expenditure	(3 325)	(107 979)	105 393	(5 911)
Other (expenses)/income	733	6 298	(4 585)	2 446
Finance costs	(25 535)	(1)	24 284	(1 252)
Finance income	931	125 901	(122 866)	3 966
Profit/(loss) before income tax	26 486	24 026	2 316	52 828
Income tax expense	4 739	-	-	4 739
Net profit/(loss)	31 225	24 026	2 316	57 567
Capital expenditure	746 661	1 523	-	748 184
Total assets	2 160 846	5 884 188	(5 429 084)	2 615 950
Total liabilities	(2 179 676)	(2 890 543)	4 911 732	(158 487)

22.	FINANCIAL RISK MANAGEMENT

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

  Foreign exchange and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, British pound, South African rand, Congolese Franc and Australian dollar). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2015, 2014 or 2013. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2015, 2014 and 2013. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
• Congolese Franc (CDF)	71	11	71
• Euro (EUR)	47	95	71
• South African rand (ZAR)	17	22	217
• British pound (GBP)	4	3	82
• Australian Dollar (AUD)	363	397	407

Trade and other receivables includes balances denominated in:
• Congolese Franc (CDF)	-	217	-
• Euro (EUR)	306	340	-
• South African rand (ZAR)	298	50	3 997
• British pound (GBP)	1	4	-
• Australian Dollar (AUD)	-	29	34

Trade and other payables includes balances denominated in:
• Euro (EUR)	(772)	(840)	(2 628)
• South African rand (ZAR)	(2 567)	(6 080)	(7 486)
• British pound (GBP)	(3)	(342)	(125)
• Australian Dollar (AUD)	(191)	(99)	(454)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. Exposure to CFA, AUD and GBP has not been sensitized as their values are trivial.

22.	FINANCIAL RISK MANAGEMENT (continued)

	Closing exchange rate	Effect of 10% strengthening of US$’000 on net earnings and equity
At 31 December 2015
• Euro (EUR)	0.91525	(47)
• South African rand (ZAR)	15.45369	(204)

At 31 December 2014
• Euro (EUR)	0.82262	(376)
• South African rand (ZAR)	11.6017	(703)

At 31 December 2013
• Euro (EUR)	0.7255	(256)
• South African rand (ZAR)	10.466	(327)

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

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments, interest receivable on hire purchase loans and interest payable on financing activities, giving rise to interest rate risk. The group funds working capital and capital expenditure requirements with operating cash flow. The drawdowns of any funds are subject to the approval of the Annual budget and Business plan by the board of directors.

The group has in the past been able to actively source financing through shareholder loans. The finance lease entered into bears a fixed rate of interest.

The directors believe that the working capital resources, by way of internal sources and banking facilities, are sufficient to the group’s currently foreseeable future business requirements.

	Amount $’000	Effective rate for year %
Cash and cash equivalents:
All less than 90 days	21 373	0.09

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in the DRC. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance of US$ 137 million (2014: US$112 million; 2013: US$81 million) (refer note 11) that was past due but not impaired, given the receipts obtained during the year and assessments set out in note 2. This can hold some credit risk for the group.

22.	FINANCIAL RISK MANAGEMENT (continued)

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

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Capital risk management
Total borrowings (note 17 and 19)	178 638	174 698	150 156
Less: cash and cash equivalents (note 14)	(21 373)	(20 908)	(4 681)
Net debt	157 265	153 790	145 475
Total equity	2 791 184	2 720 055	2 457 463
Total capital	2 948 449	2 873 845	2 602 938
Gearing ratio	5%	5%	6%

Maturity analysis

The following table analyses the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected future interest payments
At 31 December 2015
Financial liabilities
Within 1 year in demand	117 083	9 808	2 461
Later than 1 year and no later than 5 years	-	39 075	12 430
After 5 years	-	12 672	3 805
Total	117 083	61 555	18 696

At 31 December 2014
Financial liabilities
Within 1 year in demand	111 566	7 999	4 531
Later than 1 year and no later than 5 years	-	26 606	13 325
After 5 years	-	28 527	4 119
Total	111 566	63 132	21 975

At 31 December 2013
Financial liabilities
Within 1 year in demand	91 126	5 600	4 440
Later than 1 year and no later than 5 years	-	22 816	13 569
After 5 years	-	30 614	5 572
Total	91 126	59 030	23 581

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the group’s financial instruments outstanding at 31 December 2015, 2014 and 2013. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying amount	Fair value
As at 31 December 2015
Categorised as level 1¹
Available-for-sale financial asset	Available for sale	45	45
As at 31 December 2014

Categorised as level 1¹
Available-for-sale financial asset	Available for sale	74	74
As at 31 December 2013

Categorised as level 1¹
Available-for-sale financial asset	Available for sale	146	146

No derivative financial instruments currently exist.

¹Level	1: fair values are derived from quoted market prices for identical assets from an active market for which an entity has immediate access.

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

24.	CASH FLOW FROM OPERATING ACTIVITIES

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Profit before income taxation	155 825	204 778	52 828
Adjustments for:
Interest received	(4 818)	(4 349)	(3 966)
Finance cost	4 992	4 750	1 136
Share of profits of equity accounted joint venture	(268)	(155)	(136)
Depreciation and amortisation	192 509	139 698	21 542
Capitalised depreciation	-	-	(6 679)
Recycling of permanent losses on available-for-sale asset	3 144	-	-
Unwinding of rehabilitation provision	384	205	116

	351 768	344 927	64 841
Effects of changes in operating working capital items
- Receivables	(7 112)	(30 848)	(74 830)
- Inventories	12 565	(21 920)	(106 670)
- Trade and other payables	19 783	37 485	45 434

Cash generated from/(used in) operations	377 004	329 644	(71 225)

Non-cash items include a finance lease liability movement of US$1.2 million (2014: US$3.2 million) (2013: US$4.7 million), finance lease assets movement of US$4.3 million (2014: US$8.2 million) (2013: US$4.3 million) and changes in rehabilitation provision estimates of US$0.0 million (2013: US$7.1 million) (2013: US$3.4 million).

25.	COMMITMENTS AND CONTINGENT LIABILITIES

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Capital expenditure contracted for at statement of financial position date but not yet incurred is:

Property, plant and equipment	27 385	35 872	32 931

26.	INVESTMENT IN JOINT VENTURE

Set out below is the summarised financial information for KAS 1 Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Summarised statement of financial position
Current assets
Cash and cash equivalents	1 222	789	5 512
Other current assets (excluding cash)	10 584	8 151	7 899
Total current assets	11 806	8 940	13 411
Other current liabilities (including trade payables)	(1 653)	(2 452)	(15 445)
Total current liabilities	(1 653)	(2 452)	(15 445)
Non-current
Assets	51 718	55 692	53 447
Financial liabilities	(61 295)	(62 140)	(51 383)
Net assets	576	40	30
Summarised statement of comprehensive income
Operating profit	234	-	-
Interest income	4 802	4 733	4 500
Interest expense	(4 500)	(4 423)	(4 227)
Profit and total comprehensive income for the period	536	310	273
Dividends received from joint venture	-	300	350
Reconciliation of the summarised financial information presented to the carrying amount of the group’s interest in KAS joint venture
Opening net assets 1 January	40	30	107
Profit for the period	536	310	273
Dividends received	-	(300)	(350)
Closing Net assets	576	40	30
Interest in joint venture at 50.1%	289	20	15
Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	31 086	31 516	29 076
Carrying value	31 375	31 536	29 091
The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

27.	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

	31 Dec 2015 $’000	31 Dec 2014 $’000	31 Dec 2013 $’000
Related party transactions
Management fee paid to Randgold	4 265	4 232	4 172
Gold sales to Rand Refinery (Pty) Limited	747 272	650 283	109 229
Interest received from SOKIMO	1 232	1 118	925
Shareholders interest received from KAS	2 254	2 222	2 113

Interest incurred to KAS on the finance lease liability	4 800	4 711	4 495

Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	850	11 621	17 006
Loan to SOKIMO	16 046	14 814	13 696
Loan to Randgold Resources Congo SPRL	-	340	-
Loan to Randgold	-	137	267
Loan to KGL Isiro SARL	21	2 316	214
Loan to Société des Mines de Loulo SA Loan from Société des Mines de Tongon SA	3	-	-
Loan to Société des Mines de Tongon SA	3	-	-
Loan to Société des Mines de Gounkoto SA	32	-	-

Amounts included in other investment in joint venture owing by related parties
Loan to KAS	31 086	31 516	29 076

Amounts included in loans and borrowings owing from related parties
Loan from Randgold	(1 802)	(2 192)	(1 080)
Finance lease liability with KAS	(59 753)	(60 940)	(57 749)
Loan from Société des Mines de Loulo SA	-	-	(23)
Loan from Société des Mines de Tongon SA	-	-	(178)

SOKIMO has a 10% interest in Kibali, a subsidiary of the group.

It is the obligation of the joint venture parties, Randgold and AngloGold Ashanti, (joint venture partners) to fund Kibali for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS is in respect of the equipment which has been transferred to the group under an instalment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS.

Refer to notes 11 and 17 for the details of loans to and from related parties.

28.	SUBSIDIARIES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the company and all of its subsidiaries and jointly controlled entities at 31 December 2015. There has been no change from the prior financial year ended 31 December 2014 (2013: none). The parent company, the principal subsidiaries and their interests are:

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

ANGLOGOLD ASHANTI LIMITED

/s/ Kandimathie Christine Ramon

Name	:	Kandimathie Christine Ramon
Title	:	Chief Financial Officer
Date	:	31 March 2016

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited as amended and in effect on 6 May 2015	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 8 July 2015

Exhibit 19.2.1

Indenture for guaranteed debt securities among AngloGold Ashanti Holdings plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of 28 April 2010

Incorporated by reference to Exhibit 4.2 to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form F-3 (Nos. 333-182712 and
333-182712-02) filed with the Securities and Exchange Commission17 July 2012

Exhibit 19.2.2	Form of 5.375% Notes due 2020 and related Guarantee

Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form 8-A (Nos. 001-14846 and
001-34725) filed with the Securities and Exchange Commission on 28 April 2010

Exhibit 19.2.3	Form of 6.50% Notes due 2040 and related Guarantee

Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form 8-A (Nos. 001-14846 and
001-34725) filed with the Securities and Exchange Commission on 28 April 2010

Exhibit 19.2.4	Form of 5.125% Notes due 2022 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 30 July 2012

Exhibit 19.2.5	Form of 8.500% Notes due 2020 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 30 July 2013

Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect 4 April 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold Ashanti Limited’s annual report on Form 20-F (No. 001-14846) filed with the Securities and Exchange Commission on 28 June 2002

Exhibit Number	Description	Remarks

Exhibit 19.4.1.2	Bonus Share Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.3	Long-Term Incentive Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.4

Syndicated Loan Facility Agreement dated 17 July 2014, by and among AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, AngloGold Ashanti Limited, AngloGold Ashanti plc and AngloGold Ashanti USA Incorporated, as guarantors, The Bank of Nova Scotia as facility agent and the financial institutions party thereto as lenders

Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 25 August 2014

Exhibit 19.4.4.1

Syndicated Loan Facility Agreement dated 25 July 2014 by AngloGold Ashanti Australia Limited, as borrower and AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc, as guarantors, The Commonwealth Bank of Australia as agent and the financial institutions party thereto as lenders

Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 September 2014

Exhibit 19.4.4.2

ZAR Revolving Credit Agreement dated 3 December 2013 and amended 9 September 2014 with AngloGold Ashanti Limited as borrower and Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders

Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 9 March 2015

Exhibit 19.4.4.3	ZAR Revolving Credit Agreement dated 7 July 2015 with AngloGold Ashanti Limited as borrower and Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 29 March 2016

Exhibit 19.4.5	Employment contract of Srinivasan Venkatakrishnan – Chief Executive Officer with effect from 8 May 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 7 June 2013

Exhibit 19.4.5.1	Employment contract of Kandimathie Christine Ramon – Chief Financial Officer with effect from 1 October 2014	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 8 October 2014

Exhibit Number	Description	Remarks

Exhibit 19.4.6

Stock Purchase Agreement dated as of 8 June 2015, among AngloGold Ashanti North America Inc., a Colorado corporation, AngloGold Ashanti USA Incorporated, a Delaware corporation, AngloGold Ashanti (Colorado) Corp., a Delaware corporation, GCGC LLC, a Colorado limited liability company, and Newmont Mining Corporation, a Delaware corporation, and AngloGold Ashanti Limited, a South African public company

Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 19 February 2016

Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 14 to the consolidated financial statements

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit 19.12.1	Certification of Srinivasan Venkatakrishnan as Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.12.2	Certification of Christine Ramon, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm

Exhibit 19.16	Report on MSHA violations in terms of the Dodd-Frank Act

E-4