Form 20-F
period 2016-12-31
ANGLOGOLD ASHANTI LTD
filed 2017-03-31
CIK 1067428

As filed with the Securities and Exchange Commission on 31 March 2017

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

FOR THE FINANCIAL YEAR ENDED 31 December 2016

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

Ordinary Shares of 25 ZAR cents each	408,223,760
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

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

PRESENTATION OF INFORMATION

AngloGold Ashanti Limited

In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold, AngloGold Ashanti, AGA, the company, the Company and the group are references to AngloGold Ashanti Limited including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti Limited.

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti prepares annual audited consolidated financial statements and unaudited consolidated half-year financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in the English language. These financial statements are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the New York, Australian and Ghana stock exchanges.

Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € and Euro are to the lawful currency of the European Union, references to ARS and Argentinean peso are to the lawful currency of Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to Tsh are to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or Gh¢ are to the lawful currency of Ghana.

See “Item 3A: Selected financial data – Exchange rate information” for historical information regarding the US dollar/South African rand exchange rate. On 22 March 2017, the interbank US dollar/South African rand exchange rate as reported by Reuters was R12.57/$1.00.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, , “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce”, which are not IFRS measures. An investor should not consider these items in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

While the Gold Institute provided definitions for the calculation of total cash costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, the calculation of total cash costs, total cash costs per ounce, all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “—Glossary of selected terms–Financial terms–Total cash costs”, “ —Glossary of selected terms–Financial terms–All-in sustaining costs” and “—Glossary of selected terms–Financial terms–All-in costs”. Nevertheless, AngloGold Ashanti believes that total cash costs, all-in sustaining costs and all-in costs in total and per ounce are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;
•	the trend in costs as the mining operations mature over time on a consistent basis; and
•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to total cash costs, all-in sustaining costs and all-in costs for each of the three years ended 31 December 2014, 2015 and 2016 is presented herein. See “Item 5: Operating and Financial Review and Prospects—Total all-in sustaining costs, all-in costs and total cash costs”.

Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders, equity shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

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

Mineral Resource: A concentration or occurrence of solid material of economic interest in or on the earth’s crust is such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided in order of increasing geological confidence, into Inferred, Indicated or Measured categories (JORC 2012).

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

Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania), Australasia, and the Americas (Argentina and Brazil).

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

Stay in business capital: Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

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

Currencies

$, US$ or dollar	United States dollars
ARS	Argentinean peso
A$ or AUD	Australian dollars
BRL	Brazilian real
€ or Euro	European Euro
GHC, cedi or Gh¢	Ghanaian cedi
Tsh	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADR	American Depositary Receipt
ADS	American Depositary Share
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
bn	Billion
CDI	Chess Depositary Interests
CHESS	Clearing House Electronic Settlement System
CLR	Carbon Leader Reef
CR	Crystalkop Reef
DMTNP	Domestic medium-term notes programme
DRC	Democratic Republic of the Congo
ERP	Enterprise resource planning
G or g	Grams
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards as issued by the IASB
JIBAR	Johannesburg Interbank Agreed Rate
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	JSE Limited (Johannesburg Stock Exchange)
King III	The King Code on Corporate Governance for South Africa
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Squared kilometres
Koz	Thousand ounces
LIBOR	London Interbank Offer Rate
M or m	Metre or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
The Companies Act	South African Companies Act, No. 71 of 2008, as amended
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
US/USA/United States	United States of America
VR	Vaal Reef
VCR	Ventersdorp Contact Reef

Note: Rounding of figures in this report may result in computational discrepancies.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended and as at 31 December 2016, 2015 and 2014 has been derived from, and should be read in conjunction with, the IFRS financial statements included under Item 18 of this annual report. The selected financial information for the years ended and as at 31 December 2013 and 2012 has been derived from the IFRS financial statements not included in this annual report.

	Year ended 31 December
	2016	2015	2014	2013	2012
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated income statement
Revenue	4,254	4,174	5,110	5,383	6,222
Gold income	4,085	4,015	4,952	5,172	5,943
Cost of sales	(3,263)	(3,294)	(3,972)	(3,947)	(3,765)
Gain (loss) on non-hedge derivatives and other commodity contracts	19	(7)	13	94	(36)
Gross profit	841	714	993	1,319	2,142
Corporate administration, marketing, other expenses and other income	(61)	(78)	(92)	(201)	(288)
Exploration and evaluation costs	(133)	(132)	(142)	(250)	(390)
Other operating expenses	(110)	(96)	(28)	(19)	(47)
Special items	(42)	(71)	(260)	(2,951)	(402)
Operating profit (loss)	495	337	471	(2,102)	1,015
Dividends received	-	-	-	5	7
Interest received	22	28	24	39	43
Exchange (loss) gain	(88)	(17)	(7)	14	8
Finance costs and unwinding of obligations	(180)	(245)	(276)	(293)	(228)
Fair value adjustment on issued bonds	9	66	(17)	307	245
Share of associates and joint ventures’ profit (loss)	11	88	(25)	(162)	(30)
Profit (loss) before taxation	269	257	170	(2,192)	1,060
Taxation	(189)	(211)	(225)	237	(285)
Profit (loss) after taxation from continuing operations	80	46	(55)	(1,955)	775
Discontinued operations
(Loss) profit from discontinued operations	-	(116)	16	(245)	140
Profit (loss) for the year	80	(70)	(39)	(2,200)	915

Allocated as follows
Equity shareholders
- Continuing operations	63	31	(74)	(1,985)	757
- Discontinued operations	-	(116)	16	(245)	140
Non-controlling interests
- Continuing operations	17	15	19	30	18
	80	(70)	(39)	(2,200)	915
Basic earnings (loss) per ordinary share (cents)	15	(20)	(14)	(568)	232
Earnings (loss) per ordinary share from continuing operations	15	8	(18)	(506)	196
(Loss) earnings per ordinary share from discontinued operations	-	(28)	4	(62)	36

Diluted earnings (loss) per ordinary share (cents)	15	(20)	(14)	(631)	177
Earnings (loss) per ordinary share from continuing operations	15	8	(18)	(571)	144
(Loss) earnings per ordinary share from discontinued operations	-	(28)	4	(62)	33

Dividend per ordinary share (cents)	-	-	-	10	56

	As at 31 December
	2016	2015	2014	2013	2012
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated balance sheet data
ASSETS
Non-current assets
Tangible assets	4,111	4,058	4,863	4,815	7,776
Intangible assets	145	161	225	267	315
Investments in associates and joint ventures	1,448	1,465	1,427	1,327	1,047
Other investments	125	91	126	131	167
Inventories	84	90	636	586	610
Trade, other receivables and other assets	34	13	20	29	79
Deferred taxation	4	1	127	177	97
Cash restricted for use	36	37	36	31	29
Other non-current assets	-	18	25	41	7
	5,987	5,934	7,485	7,404	10,127
Current assets
Other investments	5	1	-	1	-
Inventories	672	646	888	1,053	1,213
Trade, other receivables and other assets	255	196	278	369	472
Cash restricted for use	19	23	15	46	35
Cash and cash equivalents	215	484	468	648	892
	1,166	1,350	1,649	2,117	2,612
Non-current assets held for sale	-	-	-	153	-
	1,166	1,350	1,649	2,270	2,612
Total assets	7,153	7,284	9,134	9,674	12,739

EQUITY AND LIABILITIES
Share capital and premium	7,108	7,066	7,041	7,006	6,742
Accumulated losses and other reserves	(4,393)	(4,636)	(4,196)	(3,927)	(1,269)
Shareholders’ equity	2,715	2,430	2,845	3,079	5,473
Non-controlling interests	39	37	26	28	21
Total equity	2,754	2,467	2,871	3,107	5,494

Non-current liabilities
Borrowings	2,144	2,637	3,498	3,633	2,724
Environmental rehabilitation and other provisions	877	847	1,052	963	1,238
Provision for pension and post-retirement benefits	118	107	147	152	221
Trade, other payables and deferred income	4	5	15	4	10
Derivatives	-	-	-	-	10
Deferred taxation	496	514	567	579	1,084
	3,639	4,110	5,279	5,331	5,287
Current liabilities
Borrowings	34	100	223	258	859
Trade, other payables and deferred income	615	516	695	820	979
Bank overdraft	-	-	-	20	-
Taxation	111	91	66	81	120
	760	707	984	1,179	1,958
Non-current liabilities held for sale	-	-	-	57	-
	760	707	984	1,236	1,958
Total liabilities	4,399	4,817	6,263	6,567	7,245
Total equity and liabilities	7,153	7,284	9,134	9,674	12,739
Number of ordinary shares as adjusted to reflect changes in share capital	408,223,760	405,265,315	404,010,360	402,628,406	383,320,962
Share capital (exclusive of long-term debt and redeemable preference shares)	16	16	16	16	16
Net assets	2,754	2,467	2,871	3,107	5,494

Annual dividends

The table below sets forth the amounts of interim, final and total dividends declared in respect of the past five years in cents per ordinary share.

Year ended 31 December (1)	2016	2015	2014	2013	2012
South African cents per ordinary share
First quarter	-	-	-	50	200
Second quarter	-	-	-	50	100
Third quarter	-	-	-	-	100
Fourth quarter	-	-	-	-	50
Total	-	-	-	100	450

US cents per ordinary share(2)
First quarter	-	-	-	5	26
Second quarter	-	-	-	5	12
Third quarter	-	-	-	-	12
Fourth quarter	-	-	-	-	6
Total	-	-	-	10	56

(1)	During 2013, the Company changed the frequency of dividend payments to be dependent upon the board’s ongoing assessment of AngloGold Ashanti’s earnings.
(2)	Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

For further information on the company’s policy on dividend distributions, see “Item 8A: Consolidated Financial Statements and Other Information—Dividends”.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On 22 March 2017, the interbank rate between South African rands and US dollars as reported by Reuters was 12.57 /$1.00.

Year ended 31 December (2)	High	Low	Year end	Average (1)
2012	8.95	7.46	8.47	8.20
2013	10.51	8.47	10.49	9.63
2014	11.69	10.28	11.60	10.84
2015	15.87	11.36	15.53	12.77
2016	16.87	13.18	13.73	14.68
2017 (3)	13.82	12.56		13.26

(1)	The average rate of exchange on the last business day of each month during the year.
(2)	Based on the interbank rate as reported by Reuters.
(3)	Through to 22 March 2017.

Exchange rate information for the months of (1)	High	Low
September 2016	14.59	13.44
October 2016	14.36	13.46
November 2016	14.47	13.18
December 2016	14.12	13.46
January 2017	13.82	13.23
February 2017	13.46	12.90
March 2017(2)	13.33	12.56

(1)	Based on the interbank rate as reported by Reuters.
(2)	Through to 22 March 2017.

3B.	CAPITALISATION AND INDEBTEDNESS

Not applicable.

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.	RISK FACTORS

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

The market price of gold has been and continues to be significantly volatile. During 2016, the gold price traded from a low of $1,060.24 per ounce to a high of $1,374.91 per ounce, remaining well below a peak of $1,900 per ounce in September 2011. Between 1 January 2017 and 22 March 2017, the gold price traded between a low of $1,163.40 per ounce and a high of $1,256.56 per ounce. On 22 March 2017 the afternoon price for gold on the London Bullion Market was $1,249.05 per ounce. In addition to protracted declines such as the one experienced from 2011 through 2015, the price of gold is also often subject to sharp, short-term changes. For example, during the three-day period from Friday, 12 April 2013, to Monday, 15 April 2013, the price of gold fell by $228 per ounce. Additionally, the spot price of gold fell by more than four percent to $1,086 per ounce in overnight trading on 20 July 2015 after traders sold 57 tonnes of gold in Shanghai and New York. By taking the price of gold below $1,100 per ounce, the July 2015 sell-off triggered a high volume of stop-loss orders that had been put in place by traders to automatically sell when the gold price reached a predetermined level. This caused the gold price to drop further. Any sharp or prolonged fluctuations in the price of gold can have a material adverse impact on the company’s profitability and financial condition.

Central banks’ policies can affect the price of gold. If gold is treated as a safe alternative investment during economic downturns, the price of gold may fall when central banks end quantitative easing or increase interest rates. For example, the price of gold fell to annual lows when the Chairman of the U.S. Federal Reserve announced a reduction in quantitative easing in June 2013, the end of the quantitative easing programme in October 2014 and an increase in interest rates in December 2015. Similarly, gold prices continued on a downward trend after the Chairman’s announcement of an increase in interest rates in December 2016. However, the gold price has generally increased since the beginning of 2017 despite the Chairman’s announcement of another interest rate increase in March of 2017 and may continue to be unpredictable. Any future announcements or proposals by the U.S. Federal Reserve, or any of its board members or regional presidents or other similar officials in other major economies may materially and adversely affect the price of gold and, as a result, AngloGold Ashanti’s financial condition and results of operations.

Whilst overall supply and demand typically do not affect the gold price in the same manner or to the same degree as other commodities due to the considerable size of historical mined stocks of gold, events that affect supply and demand may nonetheless have an impact. According to the World Gold Council, demand for gold is generally driven by four main sectors, namely jewellery, investment, central banks and technology. The market for gold bullion bar, AngloGold Ashanti’s primary product, is generally limited to bullion banks, the number of which has declined in recent years. Central banks’ purchases can be adversely affected by declines in foreign exchange reserves. For example, this was one of the factors that drove a 33 percent decline in net gold purchases by central banks in 2016 compared to 2015. Demand for gold is also largely impacted by trends in China and India, which account for the highest gold consumption worldwide. Demand for gold may be particularly affected by government policies in these countries. For example, according to the World Gold Council, gold demand in China fell 38 percent in 2014 compared to 2013 and demand for gold bars and coins fell by 50 percent due in part to the government’s anti-corruption programme, which put limited pressure on demand for gold ornaments and so-called “gift bars”. In India, government intervention to try to reduce the trade deficit, a material portion of which is linked to gold imports, led to various import taxes being introduced, which unsettled the domestic market for gold in 2016. The Indian government also introduced measures in 2016 to reduce undeclared income, including a demonetisation policy put in place in November 2016. Although gold imports temporarily increased when the Indian government announced its decision to retire the 500-rupee and 1,000-rupee bank notes, as soon-to-be obsolete notes were used to buy gold, gold imports registered a 55 percent decline by value the following month due to the lack of liquidity resulting from the demonetisation. These and similar policies in India, China or other large gold-importing countries could adversely affect demand for, and consequently prices of, gold.

Furthermore, the shift in demand from physical gold to gold-related investments and speculative instruments may exacerbate the volatility of the gold price. For example, the Finance Ministry in India announced an offering of sovereign gold bonds as an alternative to the purchase of physical gold in March 2015 and conducted several follow-on offerings in 2016. This and other policies of the Indian government contributed to a 22 percent decline in gold jewellery demand in India between 2015 and 2016. Slower consumption of physical gold in India, resulting from a move toward gold-tracking investments or otherwise, may have an adverse impact on global demand for, and prices of, bullion.

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-term strategic decisions. Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A further sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment. Mines with marginal headroom may be subject to decreases in value that are other than temporary, which may result in impairment losses. See “—Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant.” The market value of gold inventory may be reduced and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in Ore Reserve estimates and life of mine plans could also result in material impairments of the company’s investment in mining properties or a reduction in its Ore Reserves estimates and corresponding restatements of its Ore Reserves and increased amortisation, reclamation and closure charges.

The spot price of uranium has been volatile in past years. During 2016, the price varied between a low of approximately $18 per pound and a high of $35 per pound. On 22 March 2017, the spot price of uranium was $24.50 per pound. In 2016, high inventory levels, an increase in the use of uranium enrichment at the expense of mined uranium and a slowdown in China’s uranium purchases caused uranium prices to continue a ten-year decline. Uranium prices can also be affected by several other factors, including demand for nuclear reactors, uranium production shortfalls and restocking by utilities. Additionally, events like those surrounding the earthquake and tsunami that occurred in Japan in 2011 can have a material adverse impact on the price of and demand for uranium.

The price of silver has also experienced significant fluctuations in past years. During 2016, the price varied from a low of $13.71 per ounce in January 2016 to a high of $21.10 per ounce in July 2016. On 22 March 2017, the price of silver was $17.50 per ounce. Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off-take, and silver coin minting.

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

Gold is principally a U.S. dollar-priced commodity and most of the company’s revenues are realised in, or linked to, U.S. dollars, whilst cost of sales are largely incurred in the local currency where the relevant operation is located. Given the company’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the South African rand, Ghanaian cedi, Brazilian real, Argentinian peso and the Australian dollar. The weakness of the U.S. dollar against local currencies results in higher cost of sales in U.S. dollar terms. Conversely, the strengthening of the dollar lowers local cost of sales in U.S. dollar terms.

From time to time, AngloGold Ashanti may implement currency hedges intended to reduce exposure to changes in the foreign currency exchange. Such hedging strategies may not however be successful, and any of AngloGold Ashanti unhedged exchange payments will continue to be subject to market fluctuations.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, based on average exchange rates received in 2016, the company estimates that a one percent strengthening of all of the South African rand, Brazilian real, the Argentinian peso or the Australian dollar against the U.S. dollar will, other factors remaining equal, result in an increase in total cash costs of approximately $6 per ounce.

The profitability of mining companies’ operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

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

The price of oil has been volatile, fluctuating between $25 and $55 per barrel of Brent Crude in 2016. As of 22 March 2017, the price of oil was at $49.46 per barrel of Brent Crude. AngloGold Ashanti estimates that for each U.S. dollar per barrel rise or fall in the oil price, other factors remaining equal, total cash costs of all its operations change by approximately $0.76 per ounce. The total cash costs of certain of the company’s mines, particularly Sadiola, Siguiri, Geita, and Tropicana are most sensitive to changes in the price of oil. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction by governments of new levies. For example, in Tanzania, the government introduced a levy charged at 1.5 percent of the price including Cost, Insurance and Freight of fuel, earmarked for railway infrastructure development, effective 1 July 2015. This resulted in an additional annual cost impact at AngloGold Ashanti’s Geita mine of approximately $2.7 million in 2016 and is expected to have a similar annual cost impact going forward.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, in 2016 the price of flat hot rolled coil (North American Domestic FOB) steel traded between $379 per tonne as of 1 January 2016 and $630 per tonne as of 29 June 2016. On 22 March 2017, the price of flat hot rolled coil (North American Domestic FOB) was $648 per tonne.

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

A warning of the “very high” risk of blackouts was reissued at the start of 2011 and each year until 2015. On 20 February 2014, Eskom declared a power emergency pursuant to its regulatory protocols to protect the national electricity grid. The power emergency was caused by the loss of additional generating units, a 1,500MW reduction in imported electricity resulting from the failure of power lines at the Cahora Bassa hydro scheme in Mozambique and the extensive use of emergency reserves. Eskom alerted key industrial customers, including AngloGold Ashanti, asking them to reduce their load by a minimum of 10 percent during critical periods. Since February 2014, AngloGold Ashanti has reduced its electricity consumption in South Africa by more than 10 percent measured in Gigawatt hour usage. In November 2014, Eskom reintroduced a schedule of rolling blackouts, or “load shedding”. Although the last blackout was imposed in 2015, Eskom cannot guarantee that there will be no power interruptions in the future. Management expects that these interruptions may resume in the future.

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

Eskom and the National Energy Regulator of South Africa (NERSA) recognise the need to increase electricity supply capacity, and a series of tariff increases and proposals have been enacted since 2010 to assist in the funding of this expansion. In 2013, NERSA announced that Eskom would be allowed to increase electricity tariffs for the five-year period that began in April 2013 at an average yearly increase of 8 percent, which was half of that sought by the utility in its application. However, in October 2014, NERSA granted a 12.69 percent increase in electricity prices with effect from April 2015. In early 2016, NERSA heard a second application from Eskom to increase tariffs and an increase of 9.4 percent was granted, effective 1 April 2016. Although a lower increase of 2.2 percent was approved in February 2017, effective 1 April 2017, greater tariff increases may be imposed in future years. Instability in the industry is further exacerbated by uncertainty around the approval, cost and continuation of a nuclear energy programme and additional delays expected in connection with the completion of the Medupi and Ingula coal power stations.

There can be no assurance as to the existence or nature of any government intervention with respect to tariff increases in the future. Other difficulties at Eskom, relating to a large financial deficit, may result in additional tariff increases. As energy represents a large proportion of the company’s operating costs in South Africa, these increases have had, and any future increases will have, a materially adverse impact on the total cash costs of its South African operations.

The company has also identified a risk of energy shortages in Ghana and Brazil. The company’s mining operations in Ghana depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema. AngloGold Ashanti negotiates rates directly with the VRA to power the Obuasi mining operations and the VRA may not agree to a satisfactory rate during future rounds of negotiations. AngloGold Ashanti procures electricity for Iduapriem from the Electricity Company of Ghana (ECG) which is supplied by the VRA.

Ghana has a major power generation deficit that has resulted in significant load shedding across the country. For example, the company experienced extended power interruptions in Ghana in the first quarter of 2014, which limited access to higher grade areas. It also experienced frequent load shedding at Iduapriem in 2015, at times experiencing multiple outages in a single day. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA’s primary generation source, may be curtailed as occurred in 1998, 2003, 2006, 2007 and 2016. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. Disruptions in the natural gas supply from Nigeria in March 2015, via the West Africa Gas Pipeline, have led to some reduction in thermal generation capacity and the use of more expensive light crude oil, which is putting upward pressure on power tariffs. In the past, the VRA has obtained power from neighbouring Côte d’Ivoire, which has intermittently experienced political instability and civil unrest.

In Brazil, a two-year drought in 2014 and 2015 adversely affected hydro-electrical power generation. Similar water shortages in the future could have an adverse impact on AngloGold Ashanti’s operations in Brazil.

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

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. Despite signs of economic recovery in certain geographic markets, global financial markets have experienced considerable volatility from uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns remain regarding the sustainability of the European Monetary Union and its common currency, the Euro, in their current form, particularly following the vote in favour of the United Kingdom’s exit from the European Union in June 2016 and in light of elections to be held in several European countries in 2017. Concerns also exist regarding the negative impacts of the downgrade of the sovereign credit rating of the Republic of South Africa in 2012, 2013, 2014 and 2015. During 2016, rating agencies warned that weak South African economic growth, government bailouts of state-owned companies and an unfavourable political environment could lead to a downgrade of the sovereign credit rating of the Republic of South Africa below investment grade in 2017.

These conditions and other disruptions to international credit markets and financial systems caused a loss of investor confidence and resulted in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Although aggressive measures taken by governments, the private sector and central banks have resulted in a modest economic recovery since 2012, any such recovery may remain limited in geographic scope. A significant risk also remains that this recovery could be slow or that the global economy could quickly fall back into an even deeper and longer lasting recession or even a depression. In 2014 and 2015, the credit ratings of some of the largest South African banks were downgraded by major credit rating agencies. Any significant weakening of the South African banking system could have a negative effect on the overall South African economy.

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

Of particular concern is the inflation rate in Argentina which increased from an average of 10 percent in 2012 to 40.5 percent in 2016. Using IMF and National Wholesale Price Index data, AngloGold Ashanti has determined that Argentina was not highly inflationary for the year ended 31 December 2016. If inflation reaches highly inflationary levels, social unrest and union activity may increase in Argentina, and this may have an adverse effect on AngloGold Ashanti’s operational costs and results of operation.

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

There are a number of uncertainties inherent in the development and construction of a new mine or the extension of an existing mine. These uncertainties include the:

•	timing and cost of construction of mining and processing facilities, which can be considerable;
•	availability and cost of mining and processing equipment;
•	availability and cost of skilled labour, power, water and transportation;
•	availability and cost of appropriate smelting and refining arrangements;
•	applicable requirements under national and municipal laws and time needed to obtain the necessary environmental and other governmental permits; and
•	availability of funds to finance construction, development and environmental rehabilitation activities.

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

For example, AngloGold Ashanti may prove unable to successfully develop the La Colosa and Gramalote projects and the Nuevo Chaquiro deposit that is part of the Quebradona project in Colombia as well as other potential exploration sites due to difficulties that could arise in relation to, for example, social and community opposition, litigation and governmental regulatory or administrative proceedings, the classification of land covered by mining titles as environmentally-protected areas, ore body grades, definition of adequate Ore Reserves and Mineral Resources and the time taken to prove project feasibility that could result in the expiry of permits. See “—Mining companies are subject to extensive environmental laws and regulations” and “Item 8A: Legal Proceedings – Colombia”.

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

Once mineralisation is discovered, it may take several years to determine whether an adequate Ore Reserve exists, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including:

•	future prices of metals and other commodities;
•	future foreign currency exchange rates;
•	the required return on investment as based on the cost and availability of capital; and
•	applicable regulatory requirements, including those relating to environmental or health and safety matters.

Feasibility studies also include activities to estimate the anticipated:

•	tonnages, grades and metallurgical characteristics of the ore to be mined and processed;
•	recovery rates of gold, uranium and other metals from the ore; and
•	capital expenditure and cash operating costs.

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

Mining companies face many potential disruptions to their operations, which may adversely impact cash flows and overall profitability.

Gold mining is susceptible to events that may adversely impact a mining company’s ability to produce gold and meet production and cost targets. These events include, but are not limited to:

•	accidents or incidents, including due to human error, during exploration, production or transportation resulting in injury, loss of life or damage to equipment or infrastructure;
•	air, land and water pollution;
•	social or community disputes or interventions;
•	security incidents;
•	surface or underground fires or explosions;
•	electrocution;
•	falls from heights and accidents relating to mobile machinery, including shaft conveyances and elevators, drilling blasting and mining operations;
•	labour force disputes and disruptions;
•	loss of information integrity or data;
•	activities of illegal or artisanal miners;
•	shortages in material and equipment;
•	mechanical failure or breakdowns and ageing infrastructure;
•	failure of unproven or evolving technologies;
•	energy and electrical power supply interruptions or rationing;
•	unusual or unexpected geological formations, ground conditions, including lack of mineable face length and ore-pass blockages;
•	water ingress and flooding;
•	process water shortages;
•	metallurgical conditions and gold recovery;
•	unexpected decline of ore grade;
•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
•	fall-of-ground accidents in underground operations;
•	cave-ins, sinkholes, subsidence, rock falls, rock bursts or landslides;
•	failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings dam walls;
•	changes to legal and regulatory requirements;
•	safety-related stoppages;
•	gold bullion or concentrate theft;
•	corruption and fraud;
•	allegations of human rights abuses;
•	seismic activity; and
•	other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

Any of these events could, individually or in the aggregate, have a material adverse effect on the company’s results of operations and financial condition.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimising the incidence and impact of seismic activity, seismic events have caused death and injury to employees and contractors as well as safety-related stoppages and may do so again in the future.

Seismic activity may also cause a loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental pollution and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, a seismic event at the Savuka section at TauTona in 2016 caused the closure of haulage which is not expected to be accessible before late-2017, if at all. Additionally, in 2015, seismicity in South Africa caused fall-of-ground incidents that led to fatalities, and operations were constrained at Mponeng in the West Wits while a de-risk plan was implemented to address seismicity issues. In August 2014, mining operations at the Great Noligwa and Moab Khotsong mines were suspended following a magnitude 5.3 earthquake. In all cases, the shutdowns contributed to the decline in the operational output of the applicable mines as compared to the previous year.

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

From time to time, new or updated health and safety laws, regulations and standards are introduced and may be more stringent than those to which AngloGold Ashanti is currently subject. Should compliance with these laws, regulations and standards require a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any failure to comply with applicable regulations, the company’s results of operations and financial condition could be adversely affected. Furthermore, AngloGold Ashanti continues to implement its enhanced safety programme, which could result in additional costs for the company.

In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, so-called “Section 54 safety stoppages” have become a significant issue as an enforcement mechanism used by the Department of Mineral Resources Mining Inspectorate whose inspectors routinely issue such notices. For example, in 2016, 115 notices were issued that had a material adverse impact on production at the company’s mines. Section 54 safety stoppages resulted in the estimated direct loss of 47,100, 78,887 and 73,208 ounces of gold production from the South African region operations during 2014, 2015 and 2016 respectively.

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

Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. As the impacts of dust generation, waste storage, water pollution or water shortage may be immediate and directly adverse to those communities, poor environmental management practices, or, in particular, adverse changes in the supply or quality of water can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, opposition to mining activity in the Tolima province of Colombia, which hosts the La Colosa deposit, has centred on the perception that large-scale mining activity will have a detrimental impact on the region’s river systems. In the town of Cajamarca in the Tolima province, a popular consultation was held in which the town voted to ban new mining projects. The mayor of Cajamarca is expected to issue an administrative act which will reflect the result of the voting. AngloGold Ashanti is evaluating the consequences of the vote and the impact it may have on our ability to develop La Colosa. In the town of Piedras in the Tolima province, AngloGold Ashanti is contesting a referendum attempting to ban all mining activities in the area. See “Item 8A: Legal Proceedings”. Similar votes or referenda may be conducted in the future in these or other locations in Colombia where we have mining licenses. These votes and referenda or future votes or referenda could have an adverse impact on AngloGold Ashanti’s reputation, its ability to develop its mining concessions in Colombia, and its results of operations and financial condition.

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

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical, as well as potential future, environmental or health impacts in those areas. For example, certain parties, including non-governmental organisations, community groups and institutional investors, have raised concerns and, in the case of some individuals in Obuasi, threatened or commenced litigation, relating to air pollution or surface and groundwater quality, amongst other issues, in the area surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste.

Disputes with surrounding communities may also affect mining operations, particularly where they result in restrictions of access to supplies and to mining operations. The miners’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land and land use is of critical importance to the company for exploration and mining, as well as for ancillary infrastructure. In some cases, AngloGold Ashanti has had difficulty gaining access to new land because of perceived poor community compensation practices. For example, compensation remains a significant area of concern in Siguiri in Guinea. In 2011, a violent community protest interrupted operations for three days, which contributed to the operation’s decline in production as compared to 2010, and protests demanding employment by the communities and youth occurred again in 2016. Delays in projects attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to production.

The cost of measures and other issues relating to the sustainable development of mining operations could place significant demands on personnel resources, could increase capital and operating costs and could have an adverse impact on AngloGold Ashanti’s reputation, results of operations and financial condition.

Mining companies are subject to extensive environmental laws and regulations.

AngloGold Ashanti’s operations are subject to extensive environmental laws and regulations in the various jurisdictions in which it operates, in addition to international standards. These regulations and standards establish limits and conditions on the company’s ability to conduct its operations and govern, amongst other things, extraction, use and conservation of water resources; air emissions (including dust control); water treatment and discharge; regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings.

The cost of compliance with environmental laws and regulations is expected to continue to be significant to AngloGold Ashanti. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental laws and regulations or the terms of AngloGold Ashanti’s permits.    For example, the Ghana Environmental Protection Agency (Ghana EPA) permit for AngloGold Ashanti’s operations at Obuasi expired on 31 March 2014. AngloGold Ashanti filed its application for permit renewal in September 2013, six months prior to the expiry date, as required by law, by submitting an Environment Management Plan (EMP), but the Ghana EPA did not issue a new permit before the expiry date, citing uncertainties about the future of the Obuasi operation. AngloGold Ashanti has been in communication with the Ghana EPA regarding this issue. As a result of the complex challenges faced by the Obuasi mine, the company has subsequently adopted a new approach to securing the long term future of the mine. As part of this effort, on 18 July 2014 it submitted an Amendment to Programme of Mining Operations (APMO), which provides technical, environmental, financial and social details around the transition of its Obuasi operation, to the Government of Ghana and key regulators, that was approved subject to certain conditions. An amended EMP to supersede the one submitted in September 2013 was submitted at the same time to the Ghana EPA but no response has as yet been received. The company can give no assurance that the EMP will be approved in the form submitted or at all.

In addition, if AngloGold Ashanti fails to demonstrate or realise its business case for the redevelopment of the Obuasi operation, including because the company is unable to finalise a joint venture or other agreement with a partner to make the substantial investments necessary for redevelopment, to obtain the required consents, approvals or agreements for continued operation or to continue stabilising the security conditions following the withdrawal of state security protection in early 2016, AngloGold Ashanti may be forced to withdraw from the Obuasi mine on a long-term or permanent basis. See “— Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.” Closure of the mine could trigger or accelerate obligations, including the conduct of environmental rehabilitation activities and/or to address historical impacts on environmental quality in the area surrounding the mine. Costs incurred by the company in excess of AngloGold Ashanti’s existing provisions for such matters could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

In addition, unknown environmental hazards may exist on the company’s properties which may have been caused by previous owners or operators. An incident at AngloGold Ashanti’s operations could lead to the imposition of legal obligations, including the remediation of environmental contamination and claims for property damage and personal injury from adjacent communities. Incidents at AngloGold Ashanti’s operations, or other mining companies’ operations, could result in the tightening of regulatory requirements and restrictions that are applicable to AngloGold Ashanti’s mining operations.

For example, brief gold processing stoppages after environmental incidents, such as pipeline failures or deficiencies in water management systems, have occurred at AngloGold Ashanti’s Obuasi mine in Ghana. Furthermore, in 2010, following a temporary suspension of operations at the Iduapriem mine, the company, with the approval of the Ghana EPA, constructed an interim tailings storage facility for tailings deposition for a year whilst a new tailings storage facility was being constructed.

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

For example, in Colombia, various plaintiffs, including the government and various associations that represent local communities, brought legal proceedings against AngloGold Ashanti Colombia S.A. (AGAC) alleging that AGAC violated applicable environmental laws in connection with the La Colosa project. In one such proceeding, AGAC filed an action against the Colombian Department of the Environment, Housing and Territorial Development (DoE) after the DoE issued a fine of $70,000 against the company. Following a series of appeals, in January 2017 the appellate court reinstated the fine against the company. Although the amount of the fine is not significant, the finding that the company breached environmental laws could be used as the basis for legal action by the government that could prohibit AGAC from doing business with the Colombian government for a period of five years. As a result, AGAC’s three core concession contracts relating to the La Colosa project may be cancelled. AGAC would be required to abandon the La Colosa project and all other existing mining concession contracts and pending proposals for new mining concession contracts of AGAC, though not those of other companies of the AngloGold Ashanti group operating in Colombia. AGAC is currently evaluating its options with respect to this matter. Separately, on 10 October 2016, Tolima’s Administrative Court ordered that a technical study be prepared by April 2017 to determine whether the La Colosa project presents a “threat” to the environment during its exploration phase. If such threat is determined to exist, certain activities at La Colosa may be suspended. See “Item 8A: Legal Proceedings”.

Environmental laws and regulations are continually changing and are generally becoming more stringent. Changes to AngloGold Ashanti’s environmental compliance obligations or operating requirements could adversely affect the company’s rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase AngloGold Ashanti’s expenses and provisions. These expenses and provisions could adversely affect the company’s results of operations and financial condition.

For example, the use of hazardous materials in metallurgical processing remains under constant scrutiny. As there are few, if any, effective substitutes in extracting gold from the ore, any ban or material restrictions on the use of materials in mining operations in the jurisdictions where AngloGold Ashanti conducts its operations could adversely affect the company’s results of operations and financial condition. In addition, leaks or discharges of- hazardous materials could result in liabilities for clean-up or personal injury that may not be covered by insurance.

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

Mining and mineral processing operations generate waste rock and tailings. The impact of dust generation, breach, leak, or failure of a waste rock or tailings storage facility, can be significant. An incident at AngloGold Ashanti’s operations could lead to, amongst others, obligations to remediate environmental contamination and claims for property damage and personal injury from adjacent communities. Incidents at other mining companies’ operations could result in governments tightening regulatory requirements and restricting mining activities.

Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the impacted areas. Estimates of the total ultimate closure, reclamation and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing infrastructure and facilities design and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations. For example, in South Africa, regulations that came into effect in 2014 require mining companies to make financial provisions for rehabilitation for at least 10 years. The Department of Environmental Affairs (DEA) postponed the compliance deadline for the National Environmental Management Act (NEMA) Financial Provisioning Regulations to February 2019 and acknowledged challenges identified by the industry in collaboration with the Chamber of Mines. In the latest drafts, key issues such as the future of existing rehabilitation trust funds have been amended. The costs required to comply with these obligations and any similar ones enacted in other jurisdictions may have an adverse impact on the company’s financial condition.

AngloGold Ashanti’s provisions for decommissioning and for restoration (excluding joint ventures) totalled $851 million in 2014, $683 million in 2015 (following the sale of CC&V) and $705 million in 2016. Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information. Estimates notably relate to discount rates, which may vary due to changes in global economic assumptions, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities). Estimates may, however, be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows. Further, sudden changes in a life of mine plan or the accelerated closure of a mine may give rise to the recognition of liabilities that are not anticipated.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. A number of international and national measures to address or limit GHG emissions, including the 2007 Bali Action Plan and the 2009 Copenhagen Accord, which included a non-binding commitment to reduce GHG emissions, are in various phases of discussion or implementation in the countries in which the company operates. As a result of commitments made at the UN climate conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the December 2015 Conference of Parties in Paris. The Paris Agreement, which will require developed countries to set targets for emissions reductions, came into force on 4 November 2016. Additional measures addressing GHG emissions may be implemented at the national or international levels. These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.

In South Africa, a draft Carbon Tax Bill was published in November 2015. However, in February 2016, following a consultation process, it was announced that the draft bill would be revised and, in the February 2017 budget speech, the government suggested that the implementation of the carbon tax and carbon reporting requirements would be delayed until 2018. Other countries, including Brazil, have passed or are considering GHG trading or tax schemes and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined.

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

AngloGold Ashanti’s operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment and metallurgical plant, as well as transportation delays. Import restrictions, such as those imposed by the Argentinian government from 2011 to 2015, can also delay the delivery of parts and equipment. In the past, the company and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. AngloGold Ashanti has also experienced increased delivery times for these items. Shortages have resulted in unanticipated price increases and production delays and shortfalls, resulting in a rise in both operating costs and in the capital expenditure necessary to maintain and develop mining operations.

Individually, AngloGold Ashanti and other gold mining companies have limited influence over manufacturers and suppliers of these items. In certain cases there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the company. The company could at times face limited supply or increased lead time in the delivery of such items. For example, during 2012, supply of caustic soda was delayed in the Continental Africa Region. In addition, the unreliability of oxygen and lime supply similarly affected production at the Vaal River and West Wits surface operations in South Africa throughout 2011 and poor availability of drill rigs, heavy machinery and fleet equipment hampered underground drilling and overall operational performance at the Serra Grande mine in Brazil, also in 2011.

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

Furthermore, supply chains and rates can be impacted by natural disasters, such as earthquakes, extreme weather patterns and climate change, as well as other phenomena that include unrest, strikes, theft and fires. For example, a three-week transport strike in 2012 delayed the supply of consumables in South Africa. Although potential supply chain disruption in Mali, as a result of the coup d’état and the proliferation of armed combat in 2012 and 2013, were avoided by well managed consumable stock holding, ongoing instability and armed conflict in the country, even following the peace accord struck in 2015, could present material supply chain difficulties. Moreover, although potential gold doré export disruptions at Geita, which were the result of an attempted gold heist, and in Mali, following the closure of Bamako International Airport, were minimised with the introduction of alternative transportation arrangements, such alternatives may not be available upon the occurrence of similar or more severe situations in the future. In February 2013, a fire destroyed the heavy mining equipment stock of spares and components at the Geita gold mine. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, the company might have to suspend some of its operations and its results of operations and financial condition could be adversely impacted.

The Siguiri mine was impacted as a result of the Ebola virus outbreak of 2014 in Western Africa, where certain crisis management measures were implemented. See “— AngloGold Ashanti’s Ore Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.” AngloGold Ashanti cannot guarantee that its crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by a future Ebola or other epidemic outbreak and that there will be no knock-on effects such as severe food shortages and social impact. Epidemic-related export restrictions could similarly adversely impact the company’s financial condition and results of operations.

Concerns about the integrity or reliability of the London Bullion Market Association (LBMA) Gold Price Benchmark could adversely affect investor interest in gold and confidence in the gold market.

Historically, the gold market relied on prices and trades made relative to a benchmark known as the London Gold Fix (Fix), set by a group of five fixing banks that matched buyers and sell orders. Following a series of allegations regarding the possible manipulation of the Fix by fixing banks, U.S., German and United Kingdom regulators undertook a review of the fixing process. While the U.S. Commodity Futures Trading Commission and the German BaFin dismissed allegations of manipulation in 2013 and 2015, respectively, in 2014 Deutsche Bank withdrew from the fixing panels and the UK Financial Conduct Authority (FCA) fined one of the fixing banks. The FCA identified systems and control failures and conflicts of interest in relation to gold fixing over the nine years to 2013 and one instance of gold price manipulation in 2012. Separately, several lawsuits have been filed against fixing banks alleging that they have colluded to manipulate the gold benchmark price, including class actions instituted in the United States in 2014 and Canada in 2015. Some of these class actions were settled in the United States in 2016.

In 2015, the London Gold Fix was replaced by the LBMA Gold Price Benchmark, which is run and managed by the Intercontinental Exchange (ICE). ICE is completely independent of the gold market as it does not conduct any trading of gold.

Whilst AngloGold had no role in the operation of the Fix during the period under review and has no responsibility for the conduct of the market makers in the gold market, the gold market could still be affected if the integrity of the Gold Price Benchmark is undermined as a result of ongoing lawsuits, resulting in reduced demand for the company’s gold, greater volatility in gold prices and less liquidity in the gold market. Furthermore, in 2015 AngloGold Ashanti joined the new oversight committee for the LBMA Gold Price Benchmark which is now regulated by the FCA. If further allegations are made against the Gold Price Benchmark in the future, AngloGold could be implicated more directly, which may have an adverse effect on its reputation.

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

Failure to comply with laws, regulations, standards and contractual obligations, breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, negative effects on AngloGold Ashanti’s reported financial results, and adversely affect its reputation.

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

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, Mali, Guinea, Ghana, South Africa, Colombia and Brazil, have in the past experienced, and in certain cases continue to experience, a difficult security environment. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of military repression, terrorism, civil unrest and disturbances, sabotage, extortion and kidnapping, which could have an adverse effect on its operations in these and other regions.

For example, Mali continues to experience a difficult security environment since the military coup in March 2012. The situation in Mali remains of heightened concern as a result of the instability in northern Mali, which also spread to Central Mali in 2016.

Eastern DRC also continues to experience tension consistent with the cycles of unrest experienced since the late 2000s. Fighting has caused instability in the area and could expand or intensify, particularly in response to certain political actions such as the postponement of elections in early 2017.

In 2012, AngloGold Ashanti Colombia’s (AGAC) assets and employees were the targets of direct attacks by hostile actors around the La Colosa project’s area of influence. Although a peace agreement was brokered in 2016, the risk of rogue factions joining criminal gangs remains a threat and other similar attacks could adversely affect the company’s activities in Colombia in the future.

In March 2017, the bullion strong room and security employees at Mineração Serra Grande in Brazil were the target of an armed attack. There were no fatalities or serious injuries, but the risk of a future attack remains a threat and other similar attacks could adversely affect the company’s activities in Brazil in the future.

From 2009 to 2015, the company recorded an almost four-fold increase in the instances of injury to security personnel, including members of AngloGold Ashanti’s internal security, private security companies and public security forces in certain jurisdictions. The injury rate increase was caused by a rise in the number and severity of security incidents resulting from increased illegal and artisanal mining due to a steady migration of people into the applicable areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations. Although this trend stabilised in 2016, intrusions onto the company’s tenement and operational areas, including illegal mining-related activities in particular, continue to be a challenge. The most significant security challenges remain in Tanzania, Guinea and Ghana, in areas where there is endemic poverty and high levels of unemployment. See “—Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.” If the security environment surrounding the company’s operations that are most exposed to these challenges deteriorates, employee, third-party and community member injuries and fatalities could also increase. Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition.

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

Furthermore, the company continues to experience strained relationships with certain of its host communities. AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. For example, protests demanding employment by the communities and youth occurred at the company’s Siguiri mine in Guinea in 2016. AngloGold Ashanti has also been publicly accused of inadequate resettlement practices at its Siguiri operation by local and international non-governmental organisations, which poses reputational risk. Additionally, AngloGold Ashanti has been involved in disputes with the Merafong City Local Municipality in South Africa over property valuations and water services surcharges. These matters have drawn public attention and have been discussed with the Minister of Mineral Resources.

In addition, infectious diseases are also a threat to the stability of some of the countries in which the company operates, where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively. For example, during August 2014, cases of Ebola virus disease (EVD) were reported in Siguiri, Guinea, which is located near AngloGold Ashanti’s Siguiri mine. EVD was also reported elsewhere in Guinea. The company implemented certain restrictions on travel to and from the Siguiri mine as a precaution. As EVD caused significant disruptions in the company’s exploration activities, particularly relating to field mapping and geophysics, AngloGold Ashanti also suspended its brownfields work programme and greenfields field work in the middle of 2014. Although this situation has normalised in Guinea, in the future the company may consider further safety measures which may negatively impact its operations or its exploration projects in neighbouring areas in countries that may be affected by infectious diseases.

AngloGold Ashanti’s mineral deposits, Ore Reserve, and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

Past experience demonstrates that political, tax and economic laws and policies in countries in which AngloGold Ashanti operates can change rapidly. Examples include the 2012 coup d’état and subsequent fighting in Mali, the foreign currency regulations that were imposed from 2011 to 2015 in Argentina and the ban on gold ore exports announced by the Tanzanian government in March 2017. As mining assets are fixed, the adverse impacts of such changes may be unavoidable and immediate.

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

For example, on 9 September 2011, a new mining code for Guinea was enacted. The new mining code significantly increased the share of state ownership in the mining industry, extending a 15 percent share of future mining projects to the government, without financial compensation. The government also had the option to purchase up to an additional 20 percent of each project. However, the new mining code was suspended in October 2012 due to unfavourable reception. On 8 April 2013, the Guinean parliament voted to amend the 2011 Mining Code. The amendment was promulgated shortly thereafter by Presidential Decree on 17 April 2013. The new legislation provided that existing mining conventions would be amended through addenda which would contain various provisions, including provisions relating to taxation, state equity participation in mining companies and other matters. AngloGold Ashanti’s new convention came into effect in January 2017 and includes, among other terms, a five percent royalty on gold and a 15 percent free-carried, non-contributory interest in the mine for the Republic of Guinea. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Any future amendments to the mining code or attempts to renegotiate the convention could have further adverse effects on the company’s financial condition and profitability.

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

AngloGold Ashanti and other major mining companies are in talks with the Tanzanian government regarding new mining legislation and its impact on existing mining agreements. Such talks follow an earlier declaration in July 2012 by the Tanzanian Minister of Energy and Minerals that the mining contracts were under review. The new mining legislation and the outcome of the review of the mining contracts may have a material adverse impact on the company’s results of operations and financial condition. In 2012, the Tanzanian Minister of Energy and Minerals increased the royalty rate levied on gold extracted in Tanzania by AngloGold Ashanti’s operations by one percent, which had a direct impact on the revenues earned from the operations in Tanzania. This change was ratified on 9 October 2014, together with the cancellation of a capital allowance previously applicable to unredeemed qualifying capital expenditure and a new levy payable to the Geita District Council. In 2015, a 30 percent capital gains tax on sales of shares and a new act cancelling VAT exemptions on company purchases came into force. Then, in 2016, Tanzanian regulations came into effect mandating the sale of shares in Tanzanian operations to nationals by way of a public offering and listing on the Dar es Salaam Stock Exchange that may apply to companies that carry out large scale mining operations. The company believes that the listing requirement conflicts with the development agreements, and has initiated discussions with the government of Tanzania to be exempted from the listing requirements. However, the company can provide no assurance that the listing requirement will not apply to AngloGold Ashanti, and if this new requirement and the other new laws identified above are applied to the company, there may be an adverse impact on the company’s results of operations in Tanzania.

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

In addition, some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing social and political instability as well as economic uncertainty. In these countries, there is a risk that political influence may delay or hinder strategic imperatives for cost rationalisation especially in the areas of procurement and labour reductions. For example, in South Africa, country risk has increased in light of the violent strike action, social unrest and protest. In addition, allegations of corruption in Brazil and Guinea against top political and industry leaders have increased political instability and distrust, and efforts at political and economic reform in Brazil may lead to increased instability. Additionally, the political rhetoric and incentives prior to national elections in Ghana late in 2016 may have influenced and slowed the national response to the illegal mining at Obuasi. The high levels of unemployment, poverty and inequality remain in each of these countries, further increasing the risk of social instability that will continue to negatively impact their economies, business and the mining industry.

The MPRDA Amendment Bill of 2013, passed by the National Assembly of Parliament of the Republic of South Africa on 12 March 2014 (and referred back to the National Assembly by the President on 16 January 2015), could, if ruled to be constitutional, impact AngloGold Ashanti’s business by empowering the Minister of Mineral Resources to set developmental pricing conditions for certain minerals for beneficiation purposes, impose export permits on designated minerals and give the State an open-ended free carried interest and State participation.

In June 2013, the Brazilian government proposed changes to the mining legislation that are still being discussed in congress. The proposals could make the rules governing access to mining titles more discretionary and could shorten the duration of exploitation rights. Following the November 2015 tailings dam collapse in Minas Gerais on the mining properties of companies not affiliated with AngloGold Ashanti, the Brazilian government has also considered including tougher requirements related to tailings dams (e.g., mandatory insurance in case of environmental catastrophe).

Mining is a long-term activity and assets may be located in jurisdictions with elevated risk. Political instability and the resulting unstable business environment in such countries in which companies operate may discourage future investment in those jurisdictions, and may have an adverse impact on the company’s ability to access new assets, potentially reducing growth opportunities.

AngloGold Ashanti is subject to an uncertain tax environment. Increased taxes are expected in most countries of operation. Changes in tax laws could result in higher tax expense and payments. Furthermore, legislation changes could materially impact AngloGold Ashanti’s tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit AngloGold Ashanti’s ability to enforce its rights. As a global company, AngloGold Ashanti conducts its business in countries subject to complex tax rules, which may be interpreted in different ways. Further interpretations or developments of tax regimes may affect the company’s tax liability, return on investments and business operations. AngloGold Ashanti is regularly examined by tax authorities in its various jurisdictions of operation

In Guinea, Mali, DRC and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. For example, AngloGold Ashanti calculates that overdue recoverable value added tax, fuel duties and appeal deposits of $57 million are owed to AngloGold Ashanti and held by the Tanzanian government and it is not certain when, if ever, AngloGold Ashanti will be refunded this amount. Similarly, it is not certain when or whether AngloGold Ashanti will be refunded all amounts due from any other government.

The countries in which the company operates may also introduce export restrictions, strict exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries. For example, in March 2017, the Tanzanian government announced an immediate ban on gold, silver, copper and nickel ore exports, in an attempt to ensure that mineral value-addition activities would be carried out in-country. This regulatory change does not currently impact the Geita mine or Tanzanian operations as the company does not export unrefined or refractory ore out of Tanzania. Additionally, from 2011 to 2015, the Argentinian government introduced stricter exchange controls and related protracted approval processes which limited the company’s ability to repatriate dividends from its Argentinian subsidiaries. In October 2011, the Argentinian government decreed that mining, oil and energy companies must repatriate export earnings and additionally, the purchase of U.S. dollars required authorisation from the Argentinian central bank and the purpose for which the currency would be used had to be stated. In May 2012, the Argentine Mining Secretariat issued new regulations requiring mining companies in Argentina to boost their domestic purchases of equipment and services and mining companies were required to resort exclusively to locally established suppliers for their export-related shipping and logistics operations. While the new government, elected in November 2015, started a process to ease these controls and return to an open economy and free market, not all restrictions had been lifted as of March 2017.

If, in one or more of the countries in which it operates, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within timeframes that make such plans and operations economically viable, or if the applicable legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws or regimes change materially, or if the governing political authorities change resulting in amendments to such laws and regimes, this could have a material adverse effect on AngloGold Ashanti’s operating results, financial condition, and, in extreme situations, on the viability of an operation. The risk is particularly acute in South Africa. See “—AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” and “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights.

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

Whilst AngloGold Ashanti believes that it complied with ownership targets that had to be achieved by the end of 2014, it has not yet received its scorecard from the government assessing its compliance with applicable requirements and it may need to make further progress to achieve future targets, including further participation by HDSAs in senior and top management levels, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development.

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

In March 2015, the Minister of Mineral Resources announced that the Department of Mineral Resources (DMR) and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Mining Charter, including the qualification of certain historical BEE transactions for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. On 9 March 2016, AngloGold Ashanti received a notice from the DMR stating that the company was not compliant with the 26 percent HDSA ownership requirement. AngloGold Ashanti timely responded to the order and as the DMR has taken no further action, its original notice has lapsed. However, in April 2016, the DMR published a new draft mining charter (Draft 2016 Mining Charter) which would, amongst other aspects, require mining companies to retain the minimum target of 26 percent HDSA ownership threshold per mining right for as long as they hold the right, even if the original HDSA participants sell out, and would require mining companies to achieve a minimum representation of Black People in certain management and skilled positions. The Minister of Mineral Resources has indicated that it is the DMR’s intention to publish a final version of the Draft 2016 Mining Charter in March 2017 based on the DMR’s engagement with stakeholders in the industry and without a further formal public participation process. See “Item 4B: Business Overview – The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Should AngloGold Ashanti be found in breach its obligations to comply with the MPRDA, Revised Mining Charter or any future amendments to the Revised Mining Charter, it may be compelled to conduct additional BEE transactions or its mining rights in South Africa could be suspended or cancelled by the Minister of Mineral Resources and it may be unable to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

In addition, and as discussed in more detail in “Item 4B: Business Overview – The Regulatory Environment Enabling AngloGold Ashanti to Mine”, South Africa recently enacted the BBBEE Amendment Act, which amended the Broad-based Black Economic Empowerment Act 53 of 2003. There are several areas of potential conflict between the BBBEE Amendment Act and the Revised Mining Charter. The BBBEE Amendment Act became effective on 24 October 2016 and is understood to override any conflicting law, including the Revised Mining Charter. Although the Draft 2016 Mining Charter seeks to align the Revised Mining Charter with the BBBEE Amendment Act, similar regulatory conflicts and uncertainty may continue to prevail in the future.

In Colombia, a government agency grants exclusive concession contracts for exploration and exploitation. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g. exploration, construction, exploitation. The company must comply with these timelines unless performance is excused, for example, due to force majeure or if extensions or modifications to the timelines are received. If the company does not comply with the specified timelines for the completion of the various phases of a mining project, the mining authority may revoke the company’s concession contracts or mining licenses. The company’s core mining concession contracts provide that the mining authority has the discretion to declare the underlying concession void AGAC breaches applicable environmental laws or regulations. If the mining authority were to exercise such discretion against AGAC, AGAC would be required to abandon its projects and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and AGAC would be banned from doing business with the Colombian government for a period of five years.

AGAC has applied for consolidation of its tenement contracts related to La Colosa, some of which are currently not in compliance with their specified timelines. The company is waiting for approval of its application for consolidation, which would remedy the non-compliance of each consolidated tenement, but can provide no assurance that its application will be approved.

AngloGold Ashanti’s insurance does not cover most losses caused by the risks described above; see “— The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability”.

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

Title to the company’s properties, particularly undeveloped ones, may also be defective or subject to challenge. Title insurance generally is not available, and title review does not necessarily preclude third parties from contesting ownership. Where surveys have not been conducted, the precise area and location of the company’s claims may be in doubt and concessions granted under various titles in a single area may turn out not to be perfectly contiguous, leaving title to areas between concessions open to challenge. Accordingly, AngloGold Ashanti’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, amongst other things, undetected defects.

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

Since 2013, AngloGold Ashanti has implemented initiatives relating to strategic alignment, portfolio review, restructuring and cost-cutting, temporary or permanent shutdowns, and divestments, including in connection with the consolidation of its business activities and assets. Any future contribution of these measures to profitability will be influenced by the actual savings achieved and by the company’s ability to sustain these ongoing efforts. Strategic alignment, restructuring and cost-cutting initiatives may involve various risks, including, for example, labour unrest, operating licence withdrawal, and potential knock-on effects to other company projects and jurisdictions. The risk is elevated in South Africa, given calls for withdrawal of mining licences for “mothballed shafts” and hostile reaction to proposed mining industry retrenchments.

The risk is also significant in Ghana, where the restructuring and repositioning of the Obuasi mine have resulted in halting of the mine’s existing operations and significant workforce redundancies. In 2014 alone, these redundancies resulted in the company incurring $210 million in retrenchment costs. Furthermore, three months after entering into a conditional investment agreement with AngloGold Ashanti in 2015 for the purpose of redeveloping and operating the Obuasi mine, Randgold Resources Limited (Randgold) informed AngloGold Ashanti that it wished to terminate the agreement, as the proposed investment did not meet Randgold’s investment criteria.

If AngloGold Ashanti fails to demonstrate or realise its business case for the redevelopment of the Obuasi operation, including because the company is unable to finalise a joint venture or other agreement with a partner to make the substantial investments necessary for redevelopment, to obtain the required consents, approvals or agreements for continued operation or to continue to stabilise security conditions following the withdrawal of state security protection in early 2016, AngloGold Ashanti may be forced to withdraw from the Obuasi mine on a long-term or permanent basis.

Finally, the risk may also be high in the DRC, in light of the government’s expressed intention to reform the mining code. See “—AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights”.

In addition, these measures may not be implemented as planned, turn out to be less effective than anticipated, only become effective later than anticipated or not be effective at all. Any of these outcomes, individually or in combination, may adversely impact the company’s business, results of operations and financial condition.

Expectations for and trends in the price of gold, combined with increased costs for project financing and exploration in certain regions, have led AngloGold Ashanti to increase its efforts to focus capital expenditure on its highest quality assets, whilst freeing up capital by curtailing capital expenditure or suspending operations at those projects that the company believes are of lower quality. AngloGold Ashanti may also consider finding partners or conducting asset sales relating to certain of its projects. With respect to dispositions, the company may not be able to obtain prices that it expects for the assets it seeks to dispose of or divest some of its activities as planned or to obtain all of the required approvals, and the divestitures that are carried out could have a negative impact on AngloGold Ashanti’s business, results of operations, financial condition and reputation, including as a result of subsequent claims brought by acquirers in connection with divested assets.

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. For example, in South Africa, the company experienced declining production rates (967,000 ounces in 2016, compared with 1.00 million ounces of gold in 2015, 1.22 million ounces of gold in 2014, and 1.30 million ounces in 2013), principally due to continued safety and associated stoppages, mining flexibility constraints and overall falls in grades. Management estimates that stoppages in 2016 resulted in production loss of 104,000 ounces. In addition, Colombia is an untested jurisdiction, so permitting, licensing, stakeholder expectations and demands and other external factors could affect timelines and cause capital overruns. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of the company’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on its financial results and prospects.

Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s employees in South Africa, Ghana, Guinea, Mali, Brazil and Argentina are highly unionised and unions are active at some of its other operations. Trade unions, therefore, have a significant impact on the general labour relations environment, including labour relations at an operational level. The extent of the unions’ influence also impacts the socio-economic and socio-political operating environments, most notably in South Africa. Union involvement in wage negotiations and collective bargaining increases the risk of strike action. In South Africa, the emergence of the Association of Mining Construction Union (AMCU) challenging the dominance of the longstanding National Union of Mineworkers (NUM) lends itself to conflict, inter union rivalry and a risk of labour relations instability. Management expects that unions will continue to use their collective power and ability to withhold labour to advocate for improved conditions of employment, labour regulatory change, political and social goals in the future.

Under the prevailing unstable global economic climate in particular, unions could utilise disruptions, strikes and protest action to oppose restructuring and downscaling of the mining industry. In South Africa, a variety of legacy issues such as housing, migrant labour, education, poor service delivery and youth unemployment can lead to communities and unions working together to create instability in and around mining operations. As such, there is a risk to the safety of people and damage to company infrastructure and property.

The contagion effect of a wave of unprotected strike action and labour unrest which occurred in South Africa and particularly in the mining sector during 2012 led to a six-week unprotected strike at all of AngloGold Ashanti’s South African operations in September of that year. The strike action was fuelled by several issues, including the emergence of AMCU, expectations of higher wage increases, and general social and economic conditions. Similar disruptions in the future may have a material adverse effect on the company’s results of operations and financial condition.

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

In South Africa, the broader labour relations climate remains fragile. Unresolved issues emanating from the 2015 wage review could result in strike action. In addition, wage negotiations in other mining sectors may influence the stance unions adopt leading up to the 2018 gold negotiations. The labour relations climate is further exacerbated by a number of other issues such as (i) pressure building amongst all unions and employees regarding legislation reform affecting pensions and provident funds; (ii) demonstrations by the citizenry and students about public services and free education; (iii) public outcry relating to racism; and (iv) the effect of confrontations between political parties in the lead-up to elections, all of which may have repercussions in the workplace.

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

In West Africa, union negotiations are increasingly impacted by a focus on broader social grievances. In Mali and Guinea, pro-labour and pro-union practices supported by government labour authorities may result in increased labour union activity and the breach of obligations contained in agreements with labour unions.

Any future labour unrest and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Increased labour costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Labour costs represent a substantial proportion of the company’s total operating costs and at many operations in South Africa and the Americas, constitute approximately 40 to 50 percent of the operations’ operating costs. Absent any simultaneous increase in productivity, any change to the company’s wage agreements or other factors that could increase labour costs may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

During 2016, approximately 65 percent of the company’s workforce, excluding contractors, was located in South Africa. In South Africa, the historical practice has been to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. However, the 2015 wage agreement was negotiated to cover a period of three years. Nevertheless, AMCU, which did not sign the agreement, continued its efforts to challenge the extension of the wage agreement to its members, although its legal challenge was ultimately unsuccessful. Separately, in 2015 the Labour Court found in favour of AMCU regarding the dismissal of 542 employees at Moab Khotsong in April 2013. The relevant employees were re-instated and AngloGold Ashanti paid each employee an amount equivalent to 12 months’ basic pay, which had an adverse impact on the company’s financial condition. As a result of AMCU’s challenges, the risk of potential strike action remains high and further adverse findings could increase labour costs of the company, which could have a material adverse impact on its financial condition.

AngloGold Ashanti’s results may be further impaired if the company incurs penalties for failing to meet standards set by labour laws regarding workers’ rights or incurs costs complying with new labour laws, rules and regulations. For example, employment law in South Africa imposes monetary penalties for neglecting to report to government authorities on progress made towards achieving employment equity in the workplace. Ghanaian law also contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In Australia, the federal government put in place an industrial relations system that includes “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution. Penalties and compliance costs, as well as increased costs due to laws and regulations less favourable to employers, could have a material adverse effect on the company’s results of operations and financial condition.

Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.

Illegal and artisanal miners are active on, or adjacent to at least 15 of AngloGold Ashanti’s properties, which leads at times to interference with the company’s operations and results in conflict situations that present a security threat to property and human life. Illegal artisanal and small-scale mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti’s properties, including pollution, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. Furthermore, in 2011 and 2012, the company recorded an increase in the number and severity of security incidents, due to a steady migration of people into the areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations, likely encouraged by an escalating gold price at that time. The most significant security challenges have occurred in Tanzania and Ghana in areas where there is endemic poverty and high levels of unemployment. For example, in February 2016, AngloGold Ashanti withdrew its employees performing non-essential functions from its idled Obuasi gold mine following the incursion of illegal miners inside the fenced areas of the site. An AngloGold Ashanti employee was killed in the incursions. More generally, illegal mining and theft could also result in lost gold Ore Reserves, mine stoppages, and have other material adverse effects on AngloGold Ashanti’s results of operations or financial condition.

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

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. AngloGold Ashanti has historically faced difficulty recruiting and retaining young graduates and qualified mid-level management in South Africa and may encounter greater difficulties in the future as the government attempts to impose increasingly stringent HDSA participation requirements. See “—AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” and “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Recruitment of skilled personnel has also been challenging in Continental Africa due to university offerings that are often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills.

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

AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations and the company does not own all of the mining equipment. For example, increased contractor rates at the Sadiola mine in Mali contributed to a significant rise in total cash costs in the final quarter of 2011. Increased contractor costs at Sunrise Dam in Australia and Geita in Tanzania contributed to higher cash costs in the first quarter of 2012.

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

As at 31 December 2016, AngloGold Ashanti had gross borrowings of $2.178 billion (2015: $2.737 billion), excluding all finance leases and fair value adjustments on bonds.

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

On 22 January 2016, a rating agency placed the ratings of 55 mining companies globally, including AngloGold Ashanti’s, on review for downgrade. This action reflects the agency’s global effort to recalibrate its ratings in the mining sector to align with the continued downside volatility observed in global commodities. The review will consider each mining company’s asset base, cost structure, cash flows and liquidity, as well as management’s strategy for coping with downside price volatility and the ability to execute on the same. While the rating agency affirmed the rating for the company in March 2016 and updated its outlook from negative to stable, there is no assurance that this or other rating agencies will not conduct similar reviews in the future or that the company will not be downgraded as a result of such further assessments.

A second rating agency downgraded South Africa’s long-term foreign and local currency rating to ‘BBB-’ from ‘BBB’ and to ‘BBB’ from ‘BBB+’, respectively on 4 December 2015. Furthermore, the first agency’s government issuer rating for South Africa was affirmed but the outlook was changed to negative. A third rating agency warned that weak South African economic growth and government bailouts of state-owned companies could lead the country to be downgraded to sub-investment grade. Although the country maintained its investment grade rating in 2016, downgrades may occur in the future. Any downgrade of the government issuer rating for South Africa could have a material adverse impact on AngloGold Ashanti’s creditworthiness and could dampen investors’ interest in the company’s securities.

Any further downgrade by any rating agency could further increase the company’s cost of capital, reduce its investor base and have a material adverse effect on AngloGold Ashanti’s business, results of operations and financial condition.

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

AngloGold Ashanti is subject to numerous claims, including class actions or similar group claims relating to silicosis and other OLD, and could be subject to similar claims in the future. For further information, see “Item 8A: Legal Proceedings – South Africa – Silicosis litigation”. It is possible that additional class actions and/or individual claims relating to silicosis and/or other

OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all and any subsequent claims as filed on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material.

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

AngloGold Ashanti removed the last of its gold hedging instruments in October 2010 to provide greater participation in a rising gold price environment. As a result, AngloGold Ashanti no longer has any protection against declines in the market price of gold. The sustained decline in the price of gold experienced from 2011 through 2015 has had an adverse impact on the company’s financial condition and further deterioration could have a material adverse impact on the company’s operating results and its financial condition.

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

Some of AngloGold Ashanti’s technologies are unproven and the failure of such technologies could adversely impact costs and production.

AngloGold Ashanti has created a Technology Innovation Consortium (ATIC) and teamed up with various specialists to engineer new solutions to environmental management, mine design, mining technology and methods and underground logistics, amongst other matters. The company has invested in new technologies, including phyto-technologies to reduce seepage and address soil and groundwater contamination, and in-mine support technologies to minimise the impact of seismic activity. The company is also attempting to develop technologies to access the deeper reaches of its South African mines, including rock boring, different hammer configurations and dimensions for drilling, thermal spalling and an ultra-high strength backfill product and system.

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

AngloGold Ashanti is currently subject to numerous claims, including class action litigation, with respect to alleged occupational lung diseases (see “—AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known”). AngloGold Ashanti is working with the industry to engage with government (and other stakeholders) to seek an appropriate industry-wide solution. An industry-wide solution may not be reached or the terms of any such solution may have a material adverse effect on AngloGold Ashanti’s financial condition. See “Item 8A: Legal Proceedings” and “Item 18: Note 31 – Contractual Commitments and Contingencies”.

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

Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken, including the ingress of underground water when pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect on any one of the company’s mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and, consequently, could have an adverse impact on its results of operations and financial condition.

•

Some of the mining operations adjacent to AngloGold Ashanti’s operations in South Africa have been closed. For example, in May 2013, Village Main Reef (VMR) announced its intention to wind down its Buffels (Hartebeesfontein and Buffelsfontein) operations adjacent to AngloGold Ashanti’s Vaal River operations, effectively transitioning their operations to closure. After VMR ceased pumping of underground water at its Buffelsfontein and Hartebeesfontein operations,

AngloGold Ashanti prepared plans to manage underground water that it anticipated would eventually reach its operations. The infrastructure to pump this water out from underground was completed in December 2015, with an accelerated project plan. Water entered Great Noligwa on 23 January 2016. The water is currently being used by the process plants as water inventories are low as a result of the recent drought.

•

In the West Wits district, Blyvooruitzicht Gold Mining Company was placed in provisional liquidation in August 2013. AngloGold Ashanti has secured a court order for access rights to Blyvoor 4 and 6 shafts to keep pumping going. AngloGold Ashanti has also incorporated Covalent Water Company, which has purchased rights of access, electricity etc. to the 4 and 6 shafts as well as the relevant infrastructure, to continue pumping underground water. This has reduced the risk of flooding at the company’s West Wits Operations, but the company can provide no assurance that flooding will not occur, which could have an adverse impact on its results of operations and financial condition.

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

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors. According to information available to the company, AngloGold Ashanti’s five largest shareholders beneficially owned 30.20 percent and the top 10 largest beneficially owned 42.33 percent of AngloGold Ashanti’s ordinary shares as at 31 December 2016.

Poor returns, soaring costs, higher capital expenditure, ill-conceived corporate activity, rising geopolitical and labour risk, a material decrease in the price of gold and low dividend yields from 2011 through 2015 have resulted in a change in market sentiment towards gold equities. The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of the company’s ordinary shares or ADSs may decide to sell them at any time.

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

AngloGold Ashanti pays cash dividends only if there are sufficient funds available for that purpose. Fund availability depends upon many factors, including the amount of cash available, taking into account AngloGold Ashanti’s capital expenditure on existing infrastructure and exploration and other projects. Additionally, under South African law, a company is entitled to pay a dividend or similar payment to its shareholders only if the company meets the solvency and liquidity tests set out in legislation and the company’s founding documents.

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

Its registered office is at 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, 2001. Telephone: +27 11 637 6000.

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

1998-2004

•	Expansion of AngloGold Limited’s operations outside of South Africa.

2004

•	Conclusion of the business combination with Ashanti Goldfields Company Limited, at which time the company changed its name to AngloGold Ashanti Limited.

2007

•	Sale by Anglo American plc of 69,100,000 ordinary shares of AngloGold Ashanti, thereby reducing Anglo American’s shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent.

2009

•	Sale by Anglo American plc of its remaining shareholding in AngloGold Ashanti to Paulson & Co. Inc.

2010

•	Elimination of AngloGold Ashanti’s hedge book, thereby gaining full exposure to spot gold prices.

2012

•	Acquisition of the remaining 50 percent interest in Serra Grande in Brazil for $215 million.
•	Acquisition of 100 percent of First Uranium (Proprietary) Limited for $335 million.

2013

•	Commission of two new gold projects – Tropicana and Kibali – in the second half of 2013.

2015

•	Sale of the Cripple Creek & Victor gold mine in the USA for $819 million.

CAPITAL EXPENDITURE

For information concerning the company’s principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, refer “Item 4B: Business Overview–AngloGold Ashanti Global Operations: 2016”, “Item 5A: Operating Results–Capital expenditure” and “Item 5B: Liquidity and Capital Resources”.

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

These operating assets are supported by greenfield projects and a focused exploration programme.

Given the current market environment, and with limited access to financial capital, we are working to allocate available capital responsibly and in line with business requirements. At the same time we are identifying and implementing operational efficiencies, reducing overhead structures, improving capital discipline and pursuing other initiatives to improve underlying business performance, with an emphasis on workplace safety. Our overall focus remains continued debt reduction to further strengthen our balance sheet, while working to improve the quality of our portfolio and to unlock value from the Colombian portfolio and Obuasi.

By using our human capital efficiently and effectively, group support functions cover planning and technical, strategy, sustainability, finance, human resources, and legal and stakeholder relations. The planning and technical function focuses on the management of opportunities and the maintenance of long-term optionality, ensuring optimal use of our human capital and expertise, through a range of activities that includes brownfield and greenfield exploration, innovative research and technology development with a focus on mining excellence.

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

GOLD MARKET

In 2016, the gold price was a story of two halves, where the price turned higher from late 2015 and continued to rally during the first half of 2016, with the price peaking at $1,374.91/oz. The year was eventful worldwide – from the sharp sell-off in Chinese equities to a pick-up in friction between Saudi Arabia and Iran – helping to drive up the gold price. The most surprising global events of 2016 – the British referendum to leave the European Union (Brexit), and the unexpected victory of Donald Trump as US president elect – each had an impact on the gold price.

As always, there were more factors which contributed to the rise and fall of the gold price, and the most influential factor during 2016 was the US dollar. The absence of any increase in US interest rates during the first half of the year allowed gold to rally. However, as the US economy started to improve towards the end of the year, increasing the likelihood of a rate hike in quarter four, the gold price began to wane. The Federal Open Market Committee (FOMC) meeting on 14 December 2016 decided to increase US interest rates by 25 basis points but more importantly, the FOMC signalled a more hawkish stance toward the US interest rate environment ahead, signalling the potential for three further rate hikes in 2017. This supported the US dollar and placed gold under considerable pressure with the price touching a low of $1,122.35/oz on 15 December, before recovering and closing the year at $1,151.46/oz.

The rally in the gold price for the first half of the year was driven largely by the revival of exchange-traded fund (ETF) demand which saw many investors returning to gold. In addition to the headline events described above, continued sluggish economic growth across the globe, despite the attempts by central banks to reflate economies, made gold the preferred go-to risk-off asset. ETF holdings were up 45 percent at their peak, at 72.8Mozs. However, as the outlook for the US economic growth started to improve in the second half of the year, this demand started to fade and even reverse. Following the outcome of the US elections in November, this liquidation intensified on the back of a combination of higher interest rates and expectations of a stronger US dollar. ETF holdings closed the year at 65.02Moz which was 30 percent higher than the opening position of 50.2Mozs.

Since 2011, the central bank community has established itself as a very important demand side factor, adding to existing gold holdings in order to either diversify or bolster reserves. Central banks continued to be net buyers in 2016 with their purchasing trend, although to a lesser extent compared to the previous years. In 2016, central banks collectively purchased 383.6t of gold compared to 566t in 2015, a reduction of 33 percent. Despite this, 2016 was the seventh consecutive year of net purchases by central banks. Central bank purchases in 2016 were led by Russia, China and Kazakhstan. Together they accounted for around 80 percent of purchases for the full year.

Sales from central banks were, once again, negligible for the 2015-2016 period at 3.07 tonnes (2014-2015 period at 3.39t). The bulk of these were made by the German Bundesbank as part of its gold coin programme.

JEWELLERY DEMAND

Investment demand continued to decline in December as gold ETF and fund outflows remained at a relatively high level of 3.1Moz in December, albeit lower than November outflows of 3.9Moz.

Demand from the gold jewellery market, dominated by India and China, which together account for almost 60% of jewellery demand, was somewhat disappointing. In China, households seemed to be spending their income on luxury items and investing in property rather than gold. India, on the other hand, had various hindrances including a six-week strike by jewellers, increased government regulations (including higher taxes and duties on gold imports), and a poor harvest. The poor harvest led to a pick-up in the rural community selling gold in order to make up for loss of income from farming, whilst the impact of demonetisation continued to affect gold demand.

The higher gold prices during the year encouraged an increase in scrap metal entering the market while recycled gold increased by 17 percent year-on-year to 42.07Moz in 2016. Mine supply remained virtually unchanged from 2015 levels with production of 3.236t and 3.233t recorded for the two periods respectively.

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

STRATEGY

AngloGold Ashanti’s core strategic focus is to generate sustainable cash flow improvements and returns by focusing on five key areas, namely: people, safety and sustainability; ensuring financial flexibility; actively managing all expenditures; improving the quality of our portfolio; and maintaining long-term optionality.

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

AngloGold Ashanti is subject to a wide range of laws and regulations governing all aspects of its operations, including such areas as environmental protection, reclamation, exploration, development, production, taxes, immigration, labour standards and employment issues, occupational health, mine safety, toxic substances and wastes, securities and foreign corrupt practices. AngloGold Ashanti has made, and expects to make in the future, significant expenditures to comply with these laws and regulations. Non-compliance can result in violations and legal claims, as well as substantial fines, penalties, reputational damage and delays in day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or contemplated new laws or regulations could also have significant impacts on AngloGold Ashanti’s business and results of operations, the extent of which cannot always be predicted.

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

The Mineral and Petroleum Resources Development Amendment Act (MPRDAA) was passed by Parliament in 2008 and became effective on 7 June 2013. Its purpose is to amend the MPRDA in order to, amongst other things:

•

make the Minister of Mineral Resources (Minister) the responsible authority for implementing the requirements of the National Environmental Management Act of 1998 (NEMA) and specific environmental legislation as they relate to prospecting, mining, exploration, production and related activities incidental thereto on the prospecting, mining, exploration or production area;

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

•

Environmental regulation: Provides that the Minister is the responsible authority for implementing environmental provisions under NEMA as it relates to prospecting, mining, exploration, production or activities incidental thereto on a prospecting, mining, exploration or production area. An environmental authorisation issued by the Minister shall be a condition prior to the issuing of a permit or the granting of a right in terms of the MPRDA.

•

Closure certificates: Provides that previous holders of old order rights or previous owners of works that have ceased to exist remain responsible for any environmental liability until the Minister issues a closure certificate.

On 27 December 2012, the Minister published the Draft Mineral and Petroleum Resources Development Bill, 2012 (2012 Bill) which sought to amend the MPRDA and invited the mining industry and interested and affected parties to comment on it by 8 February 2013. On 21 June 2013, a revised version of the Bill (2013 Bill) was introduced to the National Assembly. The 2013 Bill underwent a public participation process and extensive comments were received from the general public. Following a consultative process with the Department of Mineral Resources (DMR), the State Law Advisors and the general public, the Portfolio Committee on Mineral Resources (Portfolio Committee) introduced an amended version of the 2013 Bill to the South African Parliament.

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

•

Mine closure: The 2013 Bill provides for two major changes to mine closure under the MPRDA. Firstly, the MPRDA would be amended so that a mining company could still incur environmental liability even after obtaining a closure certificate relative to a mine. Secondly, any portion of the financial provision paid in terms of section 41 of the MPRDA may be retained by the Minister for latent and residual environmental impacts which may become known in the future for such time period as the Minister may determine, having regard to the circumstances relating to the relevant operation, which portion and time period must be determined in the prescribed manner.

•

Penalties: The 2013 Bill also provides for revised penalties for violations of the MPRDA by making provision for both an administrative fine not exceeding 10 per cent of the person or holder’s annual turnover and exports during the preceding year, and imprisonment not exceeding four years.

•

Legislative force of the Charter and Codes: The 2013 Bill proposes amending the definition of “this Act” in the MPRDA so that the MPRDA will include the Revised Mining Charter (defined below), the Code of Good Practice for the South African Mineral Industry (Code) and the Housing and Living Conditions Standard. This would give these documents the force of law.

The 2013 Bill was passed by the National Assembly on 12 March 2014 and passed by the National Council of Provinces (NCOP) on 27 March 2014. The 2013 Bill was sent to the President of the Republic of South Africa (President) for assent. On 16 January 2015, the President referred the 2013 Bill back to the National Assembly to accommodate his reservations around the constitutionality of the 2013 Bill. The 2013 Bill was considered by the Portfolio Committee on Mineral Resources who tabled non-substantial revisions to the 2013 Bill, which revisions were passed by the National Assembly and referred to the NCOP on 1 November 2016. The NCOP select committee on land and mineral resources is currently undergoing a public participation process on this version of the 2013 Bill. If the NCOP makes no further changes to the 2013 Bill, and it is sent to the President for Assent, the President might be of the view that his reservations around the constitutionality of the 2013 Bill were not addressed and he might refer the 2013 Bill to the Constitutional Court of South Africa for a decision on its constitutionality. If the President does assent to the 2013 Bill, either after the NCOP makes substantial changes to the 2013 Bill or not, the 2013 Bill might still be subject to constitutional challenge.

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

In March 2015, the Minister of Mineral Resources announced that the Department of Mineral Resources and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Mining Charter, including the qualification of certain historical BBBEE transactions (defined below) for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. Papers were filed by the Chamber of Mines of South Africa and the DMR (the “DMR/Chamber of Mines application”). Separately, the law firm Malan Scholes launched an application challenging the constitutionality of the Mining Charter and the Revised Mining Charter and requesting that these Charters be set aside. The court subsequently postponed the DMR/Chamber of Mines application. Judgement on the Malan Scholes application has been reserved.

On 9 March 2016, AngloGold Ashanti received a notice from the DMR stating that the company was not compliant with the 26 percent HDSA ownership requirement. The notice directed the company to remedy the non-compliance within 60 days. Failure to comply with the order could constitute an offence under the MPRDA and, as such, could negatively impact AGA’s “Scorecard” assessment. On 14 March 2016, AngloGold Ashanti timely responded to the non-compliance notice. The DMR provided no further response and, consequentially, the notice has lapsed.

On 15 April 2016, the Minister of Mineral Resources published a draft mining charter (the “Draft 2016 Mining Charter”). The Draft 2016 Mining Charter seeks to align the Revised Mining Charter with the Broad-Based Black Economic Empowerment Act, 53 of 2003, in order to ensure meaningful participation of black people and provide for policy and regulatory certainty to ease the investment in and the development of the mining industry. Interested and affected parties were invited by the DMR to submit written representations on the Draft 2016 Mining Charter until 31 May 2016.

Below are the new requirements introduced by the Draft 2016 Mining Charter:

•

South African mining companies retain the minimum target of 26% ownership threshold by black people per mining right, and for as long as they hold the right, to enable meaningful economic participation of black people in the industry.

•

A minimum of 5% ownership must be allocated to each of the following groups: workers, black entrepreneurs and communities. All black participants are required to participate collectively in a special purpose vehicle.

•	Mining companies must procure 60% of capital goods, 80% of services and 70% of consumables goods from Black Economic Empowerment (“BEE”) compliant and locally based entities.
•	Multinational suppliers of capital goods must annually contribute 1% of their annual income generated from local mining companies towards the socio-economic development of local communities.
•	Locally based entities must analyse mineral samples across the mining value chain.
•

Mining companies must achieve a minimum representation of Black People in the following management positions: 50% in executive (25% of which must be black female), 60% in senior management (30% of which must be black female); 75% in middle level (38% of which must be black female); 88% in junior level (44 percent of which must be black female) and 40% in core and critical skills. In addition; Black People with disabilities must constitute 2% of all employees.

•	The mining industry must continue to invest up to 5% of its annual payroll in skills development activities. 15% of such investment must be invested to the Ministerial Skills Development Trust Fund.
•

One percent of the annual turnover of mining companies must be contributed toward the development of local communities and areas from which a majority of mineworkers both historical and current were or are recruited.

•	All performance, investment, ownership and other targets in the Revised Mining Charter will apply throughout the life of a mine, unless the specific target specifies otherwise.

The issues such as reporting, mine and rural development are similar to the Revised Mining Charter, save for the fact that the Draft 2016 Mining Charter proposes that 1% of the annual turnover of the mining companies must be contributed towards local development and labour sending areas.

In addition, the Draft 2016 Mining Charter provides for the applicability of the Revised Mining Charter to mining entities with permits / licences granted under the Precious Metals Act, 2005 and the Diamonds Act, 1986.

All targets stipulated in the Revised Mining Charter will apply throughout the life of a mine, unless the specific target specifies otherwise.

The Draft 2016 Mining Charter gives existing holders a maximum of three years to comply with the revised targets of the Revised Mining Charter from the date of its publication. The Minister of Mineral Resources has indicated that it is the DMR’s intention to publish a final version of the Draft 2016 Mining Charter in March 2017 based on the DMR’s engagement with stakeholders in the industry and without a further formal public participation process.

The Code

Section 100(1)(b) of the MPRDA obliged the Minister to develop a code of good practice for the minerals industry. On 29 April 2009, the Minister published a Code pursuant to section 100(1)(b) of the MPRDA. The Code is a guiding document and its purpose is to set out administrative principles to enhance implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to measurement of socio-economic transformation in the South African mining industry. The Code does not replace the Charter nor any key legislation and laws relating to the minerals and the petroleum industry but serves as a statement of policy and principles that assists in the implementation of both the MPRDA and the Charter.

Environmental laws relating to mining and prospecting

The MPRDAA repealed the sections in the MPRDA that dealt with environmental regulation of mining and prospecting operations. This was the first step in migrating the environmental regulation provisions from the MPRDA into NEMA. NEMA was then amended by the National Environmental Management Amendment Act no. 62 of 2008 and then again by the National Environmental Management Laws Amendment Act 25 of 2014, and now includes provisions to deal with environmental regulation of mining and prospecting which provisions are administered by the Minister of Mineral Resources. In addition, The Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations were published in the government gazette on 20 November 2015 under GNR 1147 Notice 39425 (New Financial Provision Regulations), and now fall under NEMA.

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

The mining industry has raised concerns with the New Financial Provision Regulations, including

•	confusion regarding the applicability of the New Financial Provision Regulations to applicants and to previous holders;
•	duplicate funding or double provisioning;
•	unclear methods and periods for determining financial provision;
•	legal barriers to use of trust funds;
•	burdensome public consultation and disclosure requirements;
•	transitional provisions and time frames:
•	requirements for an additional 3 (three) plans;
•	over-auditing – time and cost implications; and
•	inclusion of care and maintenance.

On 26 October 2016, proposed Amendments to the New Financial Provision Regulations were published for comment. The mining industry has been engaging the Department of Environmental Affairs regarding the New Financial Provision Regulations and the proposed Amendments. A revised version of the Financial Provision Regulations is expected to be published during the course of 2017, with a revised compliance deadline of February 2019.

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

AngloGold Ashanti holds seven mining rights in South Africa (three in West Wits and four in Vaal River) which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Titles Registration Office (MPTRO).

A prospecting right will be granted to a successful applicant for a period not exceeding five years, and may only be renewed once for three years. The MPRDA also provides for a retention period of up to three years after prospecting, with one renewal up to two years, subject to certain conditions.

AngloGold Ashanti holds one prospecting right in Vaal River.

AngloGold Ashanti also holds a mining permit for the recovery of sand and clay in West Wits, which has been renewed until 22 March 2017. AngloGold Ashanti is in the process of renewing this permit.

AngloGold Ashanti holds a refining licence and an import and export permit from the South African Diamond and Precious Metals Regulator.

The BBBEE Amendment Act

The President of South Africa assented to the BBBEE Amendment Act on 23 January 2014. The BBBEE Amendment Act came into effect on 24 October 2014 with the object of amending the Broad-based Black Economic Empowerment Act 53 of 2003 (BBBEE Act) to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. The BBBEE Amendment Act includes a number of changes to the framework under the BBBEE Act, including:

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

Before the BBBEE Amendment Act came into effect, the BBBEE Act provided that in the event of a conflict between the BBBEE Act and any other law in force immediately prior to the commencement of the BBBEE Act, the BBBEE Act would prevail if the conflict specifically relates to a matter addressed in the BBBEE Act. The BBBEE Amendment Act inserted a new provision in the BBBEE Act whereby the BBBEE Act trumps the provisions of any other law in South Africa with which it conflicts, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The provision became effective as from 24 October 2016.

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

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5 percent. A maximum royalty of 7 percent of revenue was introduced for unrefined minerals. Where unrefined Mineral Resources (such as uranium) constitute less than 10 percent in value of the total composite Mineral Resources, the royalty rate in respect of refined Mineral Resources may be used for all gross sales and a separate calculation of EBIT for each class of Mineral Resources is not required. For AngloGold Ashanti, this means that currently the company will pay a royalty based on refined Mineral Resources (as the unrefined Mineral Resources (such as uranium) for AngloGold Ashanti for 2016 constituted less than 10 percent in value of the total composite Mineral Resources). The rate of royalty tax payable for 2016 was 0.50 percent of revenue of the company’s South African operations.

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

On 18 July 2012, the Convention between the Government of the Republic of South Africa and the Government of the Democratic Republic of the Congo for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (Convention) came into effect, and is applicable to:

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

AngloGold Ashanti holds a stake in the Kibali gold project located in north-eastern DRC. The project is operated by Randgold Resources and is owned by Randgold Resources (45 percent), AngloGold Ashanti (45 percent) and Société Minière de Kilo-Moto SA (SOKIMO) (10 percent), which latter share represents the interest of the DRC government in the Kibali gold project.

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

The grant of a mining lease by the Ghana Minister of Lands & Natural Resources (MOLNR) upon the advice of the Minerals Commission is subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.

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

On 18 February 2004, AngloGold and the Government of Ghana agreed on the terms of a stability agreement (Ghana Stability Agreement) to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The Ghana Stability Agreement necessitated the amendment of the Obuasi mining lease which had been ratified by Parliament.

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

VAT

In December 2013, the Parliament of Ghana (Parliament) passed an amendment to the Internal Revenue Act, 2000 (Act 592) known as the Internal Revenue (Amendment) (No. 2) Act 2013, (Act 871). This, amongst other changes, increased the withholding tax for goods and services supplied by non-residents, payments to non-resident individuals and payment for management and technical services from 15 percent to 20 percent. A new Value Added Tax Act, (VAT) 2013 (Act 870) imposes a 15 percent VAT payable on goods and services. The National Health Insurance Act 2012 (Act 852) also imposes a 2.5 percent VAT payable on goods and services. The total VAT payable on goods and services is therefore 17.5 percent. The Value Added Tax 2013, (Act 870) extended the coverage of the tax to some business activities which were hitherto outside the tax net. These included the supply of financial services that are rendered for a fee, commission or a similar charge and the manufacture or supply of pharmaceuticals. The implementation of the charging of VAT in relation to these two services has however been suspended until further notice. These taxes do not have an adverse effect on the Company since they do not directly impact its operations.

Income taxes

In November 2015, Parliament passed the Income Tax Act, 2015 (Act 896) (ITA) which repealed the Internal Revenue Act, 2000, (Act 592), as amended. The ITA became effective from 1 January 2016 for the 2016 year of assessment. The ITA ring fences and taxes income derived from mining operations at the rate of 35 percent. For the purpose of ascertaining the income of a person for taxation, each separate mineral operation is treated as independent business and taxed accordingly. Pursuant to section 2.06 of the Stability Agreement, the ring fencing provision will not apply to AngloGold Ashanti until 2019 and until then the company’s tax exposure will not exceed 30 percent.

The ITA provides for the carrying forward of losses for up to five years. Losses carried forward can only be used in the order in which they were generated or incurred. The ITA further provides that capital allowances calculated or granted shall be taken in that year and shall not be deferred.

The ITA states that expenditure incurred in the course of reconnaissance or prospecting operations shall be placed in a single pool, and the balance in that pool is to be carried forward year to year until commencement of production. When production commences, the amount in the pool must be capitalised and the Commissioner-General of the Ghana Revenue Authority shall grant a capital allowance in respect thereof. The ITA also provides guidance on how costs incurred during the reconnaissance and exploration phase of a mine ought to be treated.

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

Various amendments were made to the ITA as follows:

•

Income Tax (Amendment) Act, 2015 (Act 902) to provide for new rates of tax on the chargeable income of resident individuals for a year of assessment, introducing the withholding tax rate applicable to fees payable to an individual for services considered as “any other supply of services” and increases the monetary threshold for an individual to whom a presumptive tax applies and for related matters.

•	Income Tax (Amendment) Act 2016 (Act 907) to remove the 1% tax on interests earned by investors, and also reduce withholding tax on services from 15% to 7.5% under the ITA.

The Income Tax Regulations L.I. 2244 pursuant to the provisions of the ITA was also introduced to reduce the income tax imposed on the wages of casual and temporary workers from the previous rate of 7.5%-15% to a fixed rate of 5%.

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

Following engagement with relevant stakeholders, the Bank of Ghana issued another notice clarifying that the transfer of foreign exchange to meet external payment obligations remains permissible for transactions such as:

•	redemptions and coupon payments on Bonds held by non-residents;
•

investment income, technology and management transfer entitlements, expatriate emoluments, and other incentive packages and overseas commitments under provisions in various legislation and legislative instruments such as the GMM Act, and the Technology Transfer Regulations ( L.I.1547 ); and

•	other outward payments for imports of goods and services.

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

•	The limit of $1000.00 on over-the-counter foreign exchange cash withdrawal is removed.

•

Exporters shall continue to repatriate in full export proceeds in accordance with the terms agreed between the trading parties. Such proceeds shall be credited to their FEAs and converted on a need basis.

•	FEAs and FCAs will continue to be opened and operated as they were before the Notices of February 4, 2014.
•	Except for transfers from FEA to FCA which are still prohibited, all other transfers between accounts are permitted.
•	For the avoidance of doubt:
•	FCAs shall be fed only with unrequited transfers such as transfers from abroad for investment or embassy transfers.
•	FEAs shall be fed with foreign exchange generated from activities in Ghana such as proceeds from exports of goods and services.
•

The threshold for transfers abroad without initial documentation remains at $50,000.00. Where documentation in respect of a transfer remains outstanding, any subsequent import transaction by an importer, irrespective of value, shall only be made on prior provision of documentation required for the current import transaction.

•	Importers who use non-cash instruments (plastic cards) may continue to load up to $50,000 to meet their legitimate needs abroad subject to the necessary documentation requirements.
•

Foreign currency denominated loans may be granted by resident banks to their customers subject to their own internal procedures and processes and in compliance with the risk management guidelines of the Bank of Ghana.

•	Cheques and cheque books may be issued by banks to holders of FEAs and FCAs.

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

Ground rent

In 2012, the Ghanaian Parliament passed the Fees and Charges Amendment Legislation 2012 (Ll 2191), which fixed mineral concession rent at Gh¢9,016 per square kilometre per annum as opposed to the previous rate of Gh¢0.50 per acre per annum. However, on 19 March 2014, the Office of the Administrator of Stool Lands informed the Ministry of Finance in writing that it has agreed with the Ghana Chamber of Mines to revise the fees to Gh¢15.0 per acre per annum. The Chamber has since 2 September 2014 instructed all mining companies to pay the agreed sum. The Fees and Charges (Amendment) Instrument 2015 (LI 2208), was passed by Parliament on December 23, 2015, which, among other things, fixes the payment of ground rent by mining companies at Gh¢15 per acre per annum. The company has since paid the agreed ground rent for its Binsere Leases but paid $36 per km2 for the Obuasi lease as specifically provided for in the lease. The company also indicated to the Office of the Administrator of Stool Lands that by virtue of the Ghana Stability Agreement, the company is protected from the increase in the ground rent for the duration of the Stability Agreement, and that the company’s payment of same cannot be deemed as a waiver of its rights under the Stability Agreement.

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

Customs (Amendment) Act, 2015 (Act 905)

Following the passage of the Customs (Amendment) Act, 2015 (Act 905), by the Ghana Revenue Authority, the ECOWAS Regional Common External Tariff (CET) came into effect on 1 February 2016. It replaces the Harmonised Systems: Common External Tariff and Other Schedules. The CET is one of the instruments of harmonising ECOWAS Member States and strengthening its Common Market.

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

Minerals Development Fund Act 2016 (Act 912)

Parliament has passed the Minerals Development Fund Act, 2016 (Act 912). The purpose of the law is to establish a Minerals Development Fund (MDF) to address the development challenges affecting mining communities by setting aside 20 percent of mineral royalties received by the government for development projects. The MDF is to provide financial resources for the direct benefit of communities within mining areas. The law introduces the Mining Community Development Scheme to directly sponsor socio-economic development in communities in which mining operations take place or which are affected by mining activities.

Mining & Environmental Guidelines

In June 2014, the Ghana Environmental Protection Agency and the Minerals Commission circulated draft Mining and Environmental Guidelines to all mining companies for comment. The guidelines concern environmental management, reclamation, closure requirements and the proposed Mining Community Development Scheme. The Mining Community Development Scheme has since been established pursuant to the Minerals Development Fund Act 2016 (Act 912), discussed above.

Rules regarding the export of gold and diamonds

The Bank of Ghana introduced new measures to regulate and monitor the export of gold and diamonds from Ghana. From 15 September 2015, all exports of gold and diamonds must be carried out through the Precious Minerals Marketing Company, except where the exporter is the holder of a licence that permits it to export directly, and the Ghana Revenue Authority (Customs Division) only permits gold to be exported by a licensed gold exporter who has a completed Form FEX A4 bearing Bank of Ghana’s embossment. The export measures do not apply to AngloGold Ashanti because the company holds a licence granted by the Minister for Lands and Natural Resources to sell and export its production.

The Bank of Ghana issued a notice on (Notice No. BG/GOV/SEC/2016/02) which, among other things, now allows mining companies to sell the portion of foreign exchange receipts from export that was earmarked for surrender to the Bank of Ghana directly to the commercial banks.

In November 2016 the Ministry of Lands and Natural Resources issued a ministerial directive appointing the Precious Minerals Marketing Company Ltd (PMMC) as designated laboratory for assaying in Ghana. The directive requests all persons holding export licenses for gold to submit all gold to be exported to the PMMC for assay before export. Mining businesses, including AngloGold Ashanti, acting through the Ghana Chamber of Mines are opposed to this and the Chamber has initiated measures to get the directive reversed or modified due to its potential negative impact on mining companies in the region.

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

Guinea

In Guinea, all mineral substances are the property of the State. Mining activities are regulated by law L/2011/006/CNT dated 9 September 2011 as amended by law L/2013/053/CNT dated 8 April 2013 and promulgated by decree D/2013/075/PRG/SGG dated 17 April 2013 (together, the Mining Code).

The Mining Code is accompanied and implemented by various implementation decrees. To date, various decrees have been adopted, including decree D/2014/015/PRG/SGG adopting a model of mining convention, dated 17 January 2014, order A/2016/1584/MMG/SGG related to the administration’s capacities for the management of integrated mining projects (PARCA-GPI) and its steering committee, dated 6 June 2016, decree D/2016/163/PRG/SGG on the national agency for the development of mining infrastructures (ANAIM), dated 13 June 2016, and decree D/2016/215/PRG/SRG on the appointment of executives to the Ministry of Mines and Geology, dated 8 July 2016.

The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, exploration licence, mining licence or mining concession.

The group’s Guinea subsidiary, Société AngloGold Ashanti de Guinée SA (SAG), has title to the Siguiri mine in the form of a mining concession, granted by virtue of Presidential Decree D/97/171/PRG/SGG dated 4 August 1997, for a period of 25 years (the Mining Concession). The Mining Concession was originally covered by a mining convention entered into with the Republic of Guinea on 11 November 1993 (the Convention de Base) and amended in 2005. The Convention de Base provided for an initial duration of 25 years and would have expired in 2018.

The Mining Code, which came into force after the conclusion of the Mining Convention, confirms the validity of mining titles previously issued. The Mining Code also provides that for holders of validly signed and ratified mining conventions, the application of the Mining Code will take place by way of amendments to the relevant mining convention (in the case of SAG, the Convention de Base), which amendments are to be negotiated between the mining convention holder and the State.

On 28 June 2016, SAG and the Government of Guinea concluded a revised and consolidated convention de base (the Revised Convention de Base) which encompasses a renewal of the term of the original Convention de Base and other amendment necessary to support an expansion project proposed to extend the life of the Siguiri mine (the Expansion).

In compliance with the provisions of the Mining Code, the Revised Convention de Base was ratified by the Guinean National Assembly (law L/2016/N°067/AN dated 30 December 2016, promulgated by decree D/2017/015/PRG/SGG dated 24 January 2017), submitted to the Guinean Supreme Court which rendered a favourable opinion (judgment N°AC 005 dated 16 January 2017), and ratified by the President of the Republic (decree D/2017/021/PRG/SGG dated 24 January 2017).

As a consequence, as and from 24 January 2017, the Revised Convention de Base has cancelled and replaced the original Convention de Base, and governs the operations at the Siguiri mine and under the Mining Concession.

Key elements of the Revised Convention de Base include the following:

•

a duration of 25 years, expiring 23 January 2042, subject to further renewal if mining operations continue at that time; and with the term of the Mining Concession being aligned with the term of the Revised Convention de Base such that the Mining Concession will be renewed as long as the Revised Convention de Base remains in force;

•	SAG’s operations remain governed by the 1995 Mining Code and are only subject to the provisions of the Mining Code to the extent they are expressly set out in the Revised Convention de Base;
•	the stability of the customs and tax regime is guaranteed for the entire initial term of the Revised Convention de Base, and subject to certain condition being met, any renewal period(s);
•	the Republic of Guinea holds a 15 percent free-carried/non-contributory interest;
•

the Republic of Guinea is entitled to a royalty on gold of 5% based on a spot gold price as per LBMA fixing (PM) up until the date of steady state commercial production of the first phase of the Expansion, after which the royalty rate applicable to gold will vary depending on threshold prices as per LBMA fixing (PM), namely: 3% if the gold price is USD 1,300 or less, 5%, if above USD 1,300 and up to USD 2,000 and 7% if above USD 2,000;

•	SAG will enjoy a 5 year income tax holiday as and from the beginning of steady state commercial production of the first phase of the Expansion, after which the income tax rate is set at 30%;
•	a local development tax of 0.4 percent is payable on the sale price for gold and silver received by SAG up until 31 December 2027, after which it will be increased to 0.6 percent;
•	salaries of expatriate employees are subject to a 10 percent income tax;
•	goods imported into Guinea for purposes related to the construction and commissioning of the first phase of the Expansion are exempt from all customs taxes and duties; and
•	SAG is committed to adopting and progressively implementing a plan for the effective rehabilitation of the mining areas disturbed or affected by its operations.

The Mining Concession covers an area divided into four blocks and totalling 1,495 square kilometres. SAG has the exclusive right to explore and mine in any part of the concession area for the duration of the period of the Revised Convention de Base. The Revised Convention de Base also grants SAG with the option to secure certain land rights over additional areas currently covered by exploration permits, but to which SAG may need access for purposes of establishing roads or storage of tailings.

The Revised Convention de Base is subject to early termination if the parties formally and expressly agree to it, if the last of the mining title held by SAG expires or is relinquished without any renewal application having been filed, if all project activities are voluntarily suspended for a continuous period of twelve months or are permanently abandoned by SAG; or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

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

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030 respectively. Morila’s Exploitation Permit covers approximately 200 square kilometres and was issued on 4 August 1999. Sadiola’s prospecting and exploitation agreement covers approximately 303 square kilometres and was originally entered into on 5 April 1990. Yatela is implementing a closure plan in order to relinquish the property.

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

AngloGold Ashanti has concluded a development agreement with the Ministry and was issued a special mining licence covering approximately 196 square kilometres for a period of 25 years, which expires on 26 August 2024.

On 9 October 2014 an addendum to the development agreement was entered into ratifying the following changes:

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

Regulatory changes

The Mining (Minimum Shareholding and Public Offering) Regulations, 2016 came into force by Government Notice No. 286 published on 7 October 2016 and revised by amendment on 24 February 2017.

The regulations set out the requirement to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock Exchange, which will apply to companies that are carrying out large scale mining operations.

The regulations also require all existing holders of a special mining licence to list a minimum of 30 percent of their shares on either the Main Investment Market or the Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within six months of the regulations coming into force, which was on 24 February 2017. However, we believe the listing requirement conflicts with the development agreement, and have initiated discussions with the government of Tanzania to be exempted from the listing requirement.

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

Transparency and Accountability requirements

In 2015, the Tanzania Extractive Industries (Transparency and Accountability) Act, 2015 (the TEI Act) came into force.

The TEI Act establishes the Tanzania Extractive Industries (Transparency and Accountability) Committee (the Committee), which is an independent Government entity which is an oversight body for promoting and enhancing transparency and accountability in the extractive industry.

The Committee has powers under the TEI Act to impose obligations on specified extractive industries and statutory recipients to receive information on reconciliation on payments made and revenues received by the Government. In addition, an extractive industry is required under the TEI Act to submit to the Committee annual reports containing information on local content and corporate social responsibility.

Amendment of the Mining Act

The Tanzania Mining Act has been amended by the TEI Act to confer more responsibilities to the Tanzania Minerals Audit Agency (the Minerals Agency). The Minerals Agency has been made responsible for matters related to auditing and monitoring of mineral production in Tanzania. The Minerals Agency has powers to audit quality and quantity of mineral produced and exported by mining entities, financial records of mining entities for the purposes of tax assessments, and environmental management expenditures of the mining entities for the purpose of assessment of compliance to the mine closure plan.

Environmental Impact Assessment Regulations

The Environmental Management (Fees and Charges) (Amendment) Regulations, 2016 (the Regulations) which came into effect on 2 May 2016 introduced new fees in relation to the review of the Environmental Impact Assessment on projects by the National Environmental Management Council (NEMC). According to the Regulations, the fees involved are ‘0.1% of the total project costs’. However the Regulations have not defined the phrase ‘project cost’ nor have they provided a detailed breakdown on the determination of the project cost.

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

Mining tenures will be granted with endorsements and conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the state, territory or federal environment minister, which may require completion of an environmental impact assessment pursuant to applicable protection legislation prior to commencement. Further, an operating licence under the relevant environmental protection legislation in the state or territory may also be required for certain mine processing or mining-related operations.

It is possible for an individual or entity to own an area of land for infrastructure purposes and for another individual or entity to be granted the right to explore for or mine any minerals located on or under the surface of the same area. Typically, the maximum initial term of a mining lease is 21 years and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective state or territory’s minister responsible for mining rights. In Western Australia, mining leases can only be assigned with the prior written consent of the minister.

Government royalties are payable by the holder of mining tenure in respect of minerals obtained from the relevant area of land at the rates specified in the relevant legislation in each state or territory. The royalty on gold production in Western Australia is payable quarterly at a fixed rate of 2.5 percent of the royalty value of gold metal produced and sold. The royalty value is calculated by multiplying the amount of gold produced during a given month by the average gold spot price for that month. In addition, the holder of a mining tenure is required to pay annual rent in respect of the tenure. In Western Australia there is a minimum annual expenditure requirement for prospecting and exploration licences and mining leases. Exemptions from the expenditure requirement can be obtained if certain conditions are satisfied.

AngloGold Ashanti has been granted 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations and accordingly it has, together with its joint venture partners where applicable, the exclusive right to mine in those areas. Both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia. At Sunrise Dam the deposit spans two mining leases covering approximately 1,429 hectares. Both leases are currently in good standing, with expiry dates in 2032 and 2037 respectively. At Tropicana the deposit is situated upon a single mining lease covering approximately 27,228 hectares, which is currently in good standing, with an expiry date in 2036.

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

Past and potential regulatory changes

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

Ten provinces in whose territories the main mining projects of Argentina are located, signed a document with the Federal Government entitled Federal Mining Agreement (FMA). The purpose of the FMA is, amongst other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, amongst them the Santa Cruz Province (through Fomicruz), in which the Cerro Vanguardia project is located. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programmes. Increase in royalty rates is not specifically contemplated in the FMA. The Provinces that signed the FMA had previously formed a special association of provinces, supported by the National Government.

In Argentina, the current regulatory regime of royalty payments is expected to change and several different options and payment thresholds have been discussed. In December 2012, the Santa Cruz Province changed the mining royalty from one percent to three percent.

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

At AGA Mineraçao, Cuiabá has a single concession covering a total area of 3,662 hectares, Lamego is covered by three geographically contiguous concessions totally 1,622 hectares and Córrego do Sítío is hosted by five geographically contiguous concessions covering a total area of 6,017 hectares. All of these are in good standing. At Serra Grande, the company has interests in or agreements over 61,500 hectares in Crixas Greentone belt, representing approximately 87 percent of the relevant tenements that correspond to all current exploration and mining activities. These have been held since 1987. Brazilian mining concessions remain valid up to the depletion of the Ore Reserve and Mineral Resource.

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

Mining activities are regulated by the Mining Code, Act 685, 2001. Amendments to the Mining Code enacted in 2010 pursuant to Act 1382 were found unconstitutional. The Constitutional Court stayed its ruling for two years to give the government the opportunity to present a new law. The government was expected to publish new changes to the Mining Code in the second half of 2012, but has not yet presented any revisions of the law to Congress.

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

The concession contract

The government agency grants exclusive concession contracts for exploration and exploitation. Such concessions allow concessionaires to conduct the studies, works and installations necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover the costs associated with potential environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding proposed works and installations. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g. exploration, construction, exploitation. The company must comply with these timelines unless performance is excused, for example, due to force majeure or extensions/modifications to the timelines are received.

If the company does not comply with the specified timelines for the completion of the various phases of a mining project, the mining authority may revoke the company’s concession contracts or mining licenses. AngloGold Ashanti Colombia S.A. (AGAC) applied for consolidation of its concession contracts related to La Colosa, in respect of which AGAC was not in compliance with some of the specified timelines. The application for consolidation was approved in March 2017, which remedied the non-compliance of each consolidated concession and reset the specified timelines. La Colosa has a single concession which covers a total area of 9,210 hectares and expires in 2037.

In order to obtain an authorization from the National Environmental Licensing Authority of Colombia to carry out the Project at the stages of construction and assembly, exploitation tasks and works, closure and abandonment of the mine, the Company must prepare an Environmental Impact Study for approval by this authority.

Environmental licenses are granted for the entire life of the project and cover all phases: construction, assembly, operation, maintenance, dismantling, final restoration, abandonment and / or termination.

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

There are some areas where mining activity is prohibited. These areas are:

•	National parks;
•	Regional parks;
•	Protected forest reserves;
•	Páramos (included in Act 1382, introduced in 2010); and
•	Wetlands, pursuant to the Ramsar Convention.

Some forest reserves are not “protected”, but are set aside for active forestry purposes. Such forest reserves must be “extracted” after initial prospection, meaning that the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities. Resolution 187/2016, passed by the federal government in late 2016, identifies areas that the Ministry of the Environment has determined to be “páramos” areas, or páramos transition areas. In these areas there are limitations on industrial or commercial work being performed, including mining. The regulation also specifies a process to determine what work, if any, can be performed in a páramos-designated area. Certain areas designated as “páramos” are within the mining footprint currently envisioned for La Colosa. The company is evaluating the impact of the Resolution 187/2016, if any, to the current plan for La Colosa. Further, the company is working with the federal government to determine if the designations contained in Resolution 187/2016 are technically accurately and legally defensible, and what the process will be to determine what work, if any, can be performed in certain páramos areas.

Cannon fees and royalties

Cannon fees are due from the moment the area is declared available for the company (rather than from the time the concession contract is signed). Such fees change based on the number hectares held by the concessionaire, as follows:

•	0-2,000 hectares, one legal daily minimum wage (approximately $9.00) per hectare per year
•	2,001-5,000 hectares, two legal daily minimum wages (approximately $18.00) per hectare per year
•	5,001-10,000 hectares, three legal daily minimum wages (approximately $27.00) per hectare per year

Once exploration is complete and the mining infrastructure is in place, the concessionaire must begin paying royalties. Royalties paid to the Colombian government consist of a percentage of the primary product and sub-products being exploited. For gold, gross monthly income is multiplied by 0.8, to which a four percent royalty is applied.

PINES programme

In 2013 the Federal government instituted the PINES programme that will aid in promoting certain projects that are deemed to have a national interest. This designation provides for greater oversight from the national government. La Colosa, Gramalote and Nuevo Chaquiro projects are designated as PINES projects. All of our three advanced exploration projects are considered of national strategic interest.

MINE SITE REHABILITATION AND CLOSURE

Closure, an integral part of operations

All mining operations eventually cease. An integral aspect of operating AngloGold Ashanti’s mines is ongoing planning for and, where feasible, implementation of concurrent rehabilitation, together with an estimate of associated liability costs and the placement of adequate financial provisions and assurances to cover these costs.

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
•

The closure plan is reviewed annually and updated every three years (annually in the final three years of a mine’s life) or whenever significant changes are made, taking into account operational conditions, planning and regulatory requirements, international protocols, technological developments and advances in practice.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly so in Brazil, Ghana and South Africa, where many of the mining and other operations have taken place for more than fifty years. A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operational. This practice serves to decrease the ultimate liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise Ore Reserve, which the company might wish to exploit should conditions, such as the gold price, change.

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

Provisions for decommissioning and rehabilitation costs are made when there is a present obligation, it is probable that expenditure on decommissioning and rehabilitation work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and previous experience in the rehabilitation of mine sites.

Decommissioning costs and restoration costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Provisions for decommissioning and for restoration (excluding joint ventures) increased from $683 million in 2015 to $705 million in 2016. This change mainly relates to changes in discount rates based on global economic assumptions and changes in mine plans, resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

In addition to post-mining land rehabilitation and closure requirements, AngloGold Ashanti is subject to extensive environmental, health and safety (EHS) laws and regulations in the various jurisdictions in which the company operates. These requirements govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control); regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; worker health and safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials, and mine tailings. In addition, environmental laws and regulations, including the requirements contained in environmental permits, are generally becoming more restrictive. Significant EHS requirements, risks and trends affecting our mining and processing operations are described below.

Regulatory Compliance

Capital and operating costs to comply with EHS laws and regulations have been, and are expected to continue to be, significant to AngloGold Ashanti. In addition, AngloGold Ashanti could incur fines, penalties and other sanctions, environmental clean-up costs, and third-party claims for personal injury or property or natural resources damages; suffer reputational damage; and be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations or liabilities under EHS laws and regulations. Failure to comply with applicable EHS laws and regulations may also result in the suspension or revocation of permits and, in some jurisdictions, our right to mine a given concession. AngloGold Ashanti’s ability to obtain and maintain permits and other approvals and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities. In addition, unknown environmental hazards may exist on the company’s properties which may have been caused by previous owners or operators.

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

Where feasible, the company operates a “closed loop” system which recycles the water used in its operations without discharging it to the environment. In some areas, however, such as Ghana and Brazil, high levels of rainfall and surface water runoff mean that a closed loop system is not feasible and that discharges, after water treatment if necessary, must take place.

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

The impact of a breach, leak or other failure of a tailings storage facility can be significant, and the company therefore monitors such facilities closely in accordance with the company’s internal standards, independent review, national regulatory requirements and commitments made to local communities. The occasional well-publicised failure of a third-party tailings facility and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at the company’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, and claims for property or natural resources damages and personal injury and negative press coverage. An incident at another company’s operations has potential to result in governments tightening regulatory requirements and restricting other mine operators in response.

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

In addition, AngloGold Ashanti identified a flooding and future pollution risk to deep groundwater in the Klerksdorp, Orkney, Stilfontein and Hartebeesfontein (KOSH) area and Far West Rand goldfields in South Africa. AngloGold Ashanti’s Vaal River operations are part of the KOSH area and its West Wits operations are part of the Far West Rand goldfields. The premature closure of neighbouring mines owned by other mining companies in both areas has led to increased pumping obligations on AngloGold Ashanti and these are anticipated to increase in future, requiring additional legal requirements including permits, risk mitigation which may lead to increased costs for the group.

For example, several gold mining companies operate and operated underground mines upstream from AngloGold Ashanti’s Vaal River Operations. In 2005, DRD Gold owned and operated the Buffelsfontein Gold Mining Company and the Hartebeesfontein Gold Mining Company (now both known as Buffelsfontein Gold Mining Company or Buffelsfontein). Buffelsfointein operated mines upstream from AngloGold Ashanti. DRDGold had entered into a contract with Stilfontein Gold Mining Company to pump water from its Margaret Shaft in order to keep the Buffelsfontein shafts dry. In 2005 DRDGold announced that it was ceasing its operations at Buffelsfontein and would also stop pumping the 52Ml/day of underground water from the Stilfontein Margaret Shaft. Stilfontein was in final liquidation at the time. DRDGold also threatened to place Buffelsfontein into liquidation.

AngloGold Ashanti approached the courts on an urgent basis asking the court to order that Buffelsfontein continue pumping underground water at the Margaret shaft and at its Buffelsfontein shafts. If underground water pumping stopped at Margaret Shaft it would flood the downstream mines and the downstream mines would not be able to handle the sudden ingress of water.

The Department of Water Affairs (now known as the Department of Water and Sanitation) responded to the urgent application by issuing a series of Directives. The final Directives directed AGA, Harmony Gold (the owner of Shafts 1 to 7 previously owned by AGA and ARM and currently owned by Chinese Africa Precious Metals (CAPM)), and Buffelsfontein to jointly pump the underground water from Margaret Shaft and to pump any water arising in their own operations. Harmony acquired the issued share capital of ARMGold in September 2003 and managed the gold operations of ARMGold in the Vaal River area. In August 2007 ARMGold sold its mining operation to Pamodzi Gold Orkney (Pty) Ltd (“Pamodzi”). Pamodzi subsequently went into liquidation and the shafts are now owned and operated by CAPM.

Pursuant to the Directives the companies formed a not for profit company, Margaret Water Company, to manage the underground water pumping at Margaret Shaft.

Also, from July to December 2014 Buffelsfontein Mine (owned by Village Main Reef (VMR), now Heaven-Sent), ceased all pumping of underground water at its Buffelsfontein operations, AngloGold Ashanti had already implemented its plans to manage underground water that it anticipated would eventually reach its operations. The infrastructure to pump this water out from underground was completed in December 2015, with the water reaching the company’s Great Noligwa boundary on 23 January 2016. Pumping is currently continuing with the Vaal River metallurgical process utilising this recovered water.

AngloGold Ashanti continues to comply with the Directive and continues to pay its financial contribution towards the maintenance and pumping of water at Margaret Water Company, Water from Margaret Water Company is being utilised in the Mine Waste Solutions and Vaal River metallurgical process. Whilst AngloGold Ashanti has been proactive in planning and installing of infrastructure to manage this water, the risk of flooding remains, which could have an adverse impact on its results of operations and financial condition.

In the West Wits district, after Blyvooruitzicht Gold Mining Company was placed in provisional liquidation in August 2013, AngloGold Ashanti secured a court order for unfettered access rights to Blyvooruitzicht 4 and 6 shafts to continue the pumping of underground water. AngloGold Ashanti then purchased from Blyvooruitzicht the rights of access to the 4 and 6 shafts as well as the relevant infrastructure to continue pumping underground water and transferred the assets and rights to its newly incorporated subsidiary Covalent Water Company. In November 2014 the Department of Water and Sanitation issued a directive directing AngloGold Ashanti through Covalent to dewater4 and 6 shafts and discharge the water.

Climate Change and Greenhouse Gas Regulation

Greenhouse gases, or “GHGs”, are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. Currently, a number of international and national measures to address or limit GHG emissions are in various phases of discussion or implementation in the countries in which the company operates. The outcome of the climate change negotiations may, in due time, have the effect of requiring AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes including through costs passed on by electricity utilities which supply the company. AngloGold Ashanti also could incur significant costs associated.

with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these obligations is through state-level implementation of new obligations pursuant to evolving climate change regulatory regimes.

As a result of commitments made at the UN climate conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the December 2015 Conference of the Parties in Paris (COP 21). The Paris Agreement came into force in November 2016. Additional measures addressing GHG emissions may be implemented at the national or international levels. These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.

In 2015 South African National Treasury released a draft bill for proposed carbon tax with the view of bringing the tax into effect in 2017, however these arrangements have been deferred to 2017, making the likelihood of implementation closer to 2018. AngloGold Ashanti’s liability for direct CO2 emissions is significantly lower than that the liability for indirect CO2 emissions for which AngloGold Ashanti already pays a levy per kilowatt hour of purchased electricity that is generated from fossil fuels. The draft Carbon Tax Bill provides an indication of the expected levels of the carbon tax starting at ZAR120 (approximately $9) per tonne of CO2 emitted. The draft Bill allows discretion to the Minister of Finance to increase the tax annually, whilst offset mechanisms are provided for in the draft bill, it is unlikely that they will present a viable opportunity for AngloGold Ashanti in cost reductions. It is probable that the tax will be levied on sectors that comprise elements of the AngloGold Ashanti supply chain. Consequently, it is likely that the costs associated with those elements of the supply chain will increase for the medium- and long-term.

In 2010, Brazil launched the National Climate Change Policy, which established a voluntary reduction target of 1.2 billion tonnes of CO2 below the projected emissions in 2020. The policy required the development of sector-specific plans in order to meet the target. Amongst other plans, it is intended to reduce deforestation in the Cerrado biome, where AngloGold Ashanti operates, by 40 percent compared to the average deforestation in 1999-2008 and expand renewable energy production and energy efficiency programmes. The policy also provided for a Brazilian GHG trading scheme, which is yet to be designed. While Brazil is not yet requiring mandatory GHG emissions reporting at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans, however Goiás and Minas Gerais State (in which AngloGold Ashanti operates) do not currently require GHG emissions management plans for mining projects.

In Australia, the government introduced the carbon emissions Safeguard Mechanism, aimed at limiting future growth in Greenhouse Gas (GHG) emissions. After setting baseline emission thresholds, the Safeguard Mechanism requires that companies submit carbon credits or pay penalties for excess emissions. Sunrise Dam successfully applied using its baseline emissions in accordance with the regulatory scheme’s default mechanism. Tropicana will apply for a baseline emission level using an alternative calculated baseline method during 2017 to ensure that it is not penalised for its planned ramp up in production rate. Whilst the baseline emissions set for Sunrise Dam and Tropicana aim to mitigate the need for additional penalties or taxes to be levied, AngloGold Ashanti could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with changing legal requirements.

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

In addition, AngloGold Ashanti is subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (NIHL) and occupational lung diseases (OLD), which include occupational tuberculosis and silicosis in individuals exposed to silica dust. Silicosis has been particularly prevalent in South Africa and has also arisen at the company’s Continental Africa and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and clinics, and continues to improve preventative occupational hygiene initiatives, such as implementing various hazard control measures and providing employees with Personal Protective Equipment. If the costs associated with providing such occupational health services, implementing such control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, and the Compensation for Occupational Injuries and Diseases Act (COIDA), that provides for compensation in respect of job related injuries and compensation of non-miners who have OLD. Work on merging the two Acts is underway, although it remains unclear as to what progress will be made in the short- to medium term. COIDA provides for compensation payments to workers suffering permanent disabilities which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA provides for a lump sum compensation payment to workers suffering from OLD as well as the payment of medical expenses over the claimant’s lifetime. If the proposed combination of COIDA and ODMWA or amendments to ODMWA were to occur, this could further increase the amount of statutory compensation that miners employed by AngloGold Ashanti could claim, which consequently could have an adverse effect on AngloGold Ashanti’s financial condition.

AngloGold Ashanti is subject to numerous claims, including claims related to silicosis and other OLD, and could be subject to similar claims in the future. Please refer to “Item 8: Financial Information – Legal Proceedings – South Africa – Silicosis litigation.”

In addition to OLD, AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s South African operations. Workforce prevalence studies indicate that HIV prevalence rates among AngloGold Ashanti’s South African workforce may be as high as 30 percent. AngloGold Ashanti continues to implement programmes to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counseling and HIV testing programme for employees in South Africa and, since 2003, has offered anti-retroviral therapy to HIV positive employees who meet the current medical criteria and who desire this treatment.

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

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2016

Operations and projects

AMERICAS		CONTINENTAL AFRICA		SOUTH AFRICA
1.	Argentina	4.	Guinea	9.	South Africa
	Cerro Vanguardia (92.5%)		Siguiri (85%)		Vaal River
2.	Brazil	5.	Mali		Kopanang
	Serra Grande		Morila (40%)(1)		Moab Khotsong
	AGA Mineração		Sadiola (41%)		West Wits
3.	Colombia	6.	Ghana		Mponeng
	Gramalote (51%)		Iduapriem		TauTona
	La Colosa		Obuasi		Surface Operations(2)
	Quebradona (92.72%)	7.	DRC
			Kibali (45%)(1)
AUSTRALASIA		8.	Tanzania
10.	Australia		Geita
	Sunrise Dam
	Tropicana (70%)

Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.

(1)	Both Morila and Kibali are managed and operated by Randgold Resources Limited.
(2)	Surface Operations includes First Uranium SA, which owns Mine Waste Solutions (MWS). MWS is managed and operated as a separate cash-generating unit.

OPERATING PERFORMANCE

Group description

AngloGold Ashanti, a gold mining company with a globally diverse, world-class portfolio of operations and projects, is headquartered in Johannesburg, South Africa. AngloGold Ashanti is the third largest gold mining company in the world, measured by production.

Our portfolio of 17 operating mines in nine countries, comprises long-life, relatively low cost assets with differing ore body types located in key gold-producing regions. A number of these assets are strongly leveraged to energy costs and currencies.

Our operations are grouped regionally as follows:

•	South Africa (Vaal River, West Wits and Surface Operations)
•	Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania)
•	Americas (Argentina and Brazil)
•	Australasia (Australia)

These operating assets are supported by greenfield projects and a focused exploration programme.

In 2016, Obuasi was in care and maintenance and the closure process at Yatela continued. All other assets remained fully operational.

AngloGold Ashanti’s operations and joint ventures employed, on average, 52,649 people (including contractors) in 2016 (2015: 52,266).

Performance

In 2016, AngloGold Ashanti produced attributable 3.6 million ounces of gold (2015: 3.9 million ounces) as well as 810,000 pounds of uranium oxide, 5.2 million ounces of silver and 183 tonnes of sulphuric acid as by-products.

Production of 3.6 Moz was achieved at a cost of sales of $3.3 billion and a group all-in sustaining cost of $986/oz compared to 3.8 Moz at $910/oz (from continuing operations) in 2015.

The attributable Ore Reserve at 31 December 2016 was 50.0 Moz, down from 51.7 Moz at 2015. This annual decrease of 1.7Moz includes depletion of 3.9Moz, which was partly offset by 3.4Moz of additions in Ore Reserve resulting from changes in economic assumptions between 2015 and 2016, exploration and modelling changes and other factors. See “Item 4D – Ore Reserves”.

Capital expenditure, including equity accounted joint ventures, in 2016 amounted to $811 million (2015: $799 million – excluding discontinued operations).

Safety

Regrettably, there were 7 fatalities across the group’s operations in 2016. The all injury frequency rate was 7.71 per million hours worked compared to 7.18 in 2015.

SOUTH AFRICA

AngloGold Ashanti’s South African operations comprise four deep-level mines and surface production facilities. They are:

•	The Vaal River operations – Kopanang and Moab Khotsong;
•	The West Wits operations – Mponeng and TauTona; and
•	Surface operations.

	Gold production (000oz)	Average number of employees
Operations
South Africa
1. Vaal River
Kopanang	91	4,055
Moab Khotsong	280	6,310
2. West Wits
Mponeng	254	6,105
TauTona	146	4,723
3. Surface operations (1)	186	3,140

(1)	Includes MWS for purposes of this report. It is operated and managed as a separate cash-generating unit.

South Africa Key Statistics

	Unit	2016	2015	2014
Operation
Tonnes treated/milled	Mt	39.6	36.8	38.4
Pay limit (1)	oz/t	0.37	0.39	0.39
	g/t	13.81	14.38	14.35
Recovered grade (1)	oz/t	0.219	0.225	0.239
	g/t	7.51	7.70	8.19
Gold production	000oz	967	1,004	1,223
Cost of sales	$m	1,041	1,083	1,324
Total cash costs (2)	$/oz	896	881	849
All-in sustaining costs (2)(3)	$/oz	1,081	1,088	1,064
Capital expenditure	$m	182	206	264
Safety
Number of fatalities		6	9	4
AIFR	Per million hours worked	12.02	10.81	11.85
People
Average no of employees: Total		28,507	28,325	29,511
Permanent employees		25,205	25,274	26,056
Contractors		3,302	3,051	3,455

(1)	Refers to underground operations only.
(2)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results”.
(3)	Excludes stockpile impairments.

Performance in the South Africa Region in 2016

Production and costs

Production from the South Africa region was 4 percent down on 2015 due to the lower volumes mined, a result of safety-related stoppages, reduced levels of productivity and a decline in underground yield. The most significant grade decline was at TauTona. Overall, production lost by the South Africa region due to safety stoppages totalled 104,000oz in 2016, mostly at Kopanang, Moab Khotsong and TauTona.

At West Wits Mponeng delivered the best performance in the region, with a 16 percent year-on-year improvement in production following the successful implementation of the so-called ‘de-risk plan’, which effectively called for the withdrawal from certain mining areas where analysis showed elevated risk levels, and the establishment of critical infrastructure to support the ramp up in production from the below 120 level project area. Although mining of the higher grade areas declined, Mponeng’s production was augmented by high-quality mining practices and an improved mining mix. There were also fewer safety-related disruptions at Mponeng in 2016 compared to the previous year.

TauTona’s production was negatively affected by several incidents. A gravity-induced fall-of-ground fatality early in the first quarter of the year halted development work in the affected section for most of the quarter while work was completed to modify and enhance the secondary support standards at all development ends. A significant seismic event in the Savuka section in April 2016, which caused two fatalities, led to the subsequent suspension of production in most of that section and the level 116 haulage (the access way to two new raise lines), which is expected to remain inaccessible until late 2017, if at all. In addition, a fatal underground locomotive accident in the third quarter resulted in operations being suspended for a prolonged period while steps were taken to improve procedures and ensure safe working conditions.

Production at the Vaal River operations remained largely unchanged at 371,000oz. A 10 percent year-on-year increase in production from Moab Khotsong offset the decline at Kopanang. At Moab Khotsong, increased production was driven by higher volumes mined, additional face length availability, a 5 percent increase in the mine call factor and the higher underground grade mined during the year.

However, these increases in production were offset by issues at Kopanang, including safety-related stoppages in the second quarter of the year, lower volumes and a 6 percent decrease in grade mined. Lower volumes mined were attributed to lower efficiencies caused by face time constraints as mining is largely conducted at the extremities of the operation, causing significant travel times to production areas. To mitigate this, the mining cycle has been modified to allow for more efficient use of the limited face time available. The decline in underground grade was expected as the mining fronts move towards the lower grade western areas.

While tonnage throughput for the year increased by 8 percent at Surface Operations, lower feed grades and recoveries resulted in decreased production year-on-year. Optimisation of the plant circuit to improve recoveries continued. Recommissioning of the uranium plant began in the third quarter with uranium production recommencing in August.

As stockpiles of high-grade, hard-rock material were depleted during the year, processing of lower-grade tailings increased, contributing to the decline in feed grades. This posed significant challenges to the operation. A blending strategy was initiated and in an effort to optimise the ratio of marginal ore dump and tailings material at the plant, and to mitigate the lower than anticipated grade fed into the Savuka plant. Additionally, a project was launched to screen and truck marginal ore from Moab Khotsong to further improve the grades.

The focus at all the South African operations was on identifying improvement projects to both rationalise off-mine costs and drive on-mine efficiencies. The consolidation of the region’s operations into three operating entities, to eliminate any duplication of services and management, is now complete and the resultant cost and efficiency benefits are evident. Project 500 cost saving initiative benefits helped mitigate the impact of lower production on costs and grade and had a positive impact on free cash flow.

Capital expenditure

Overall, capital expenditure in the region declined by 12 percent year-on-year, due to the decline in the value of the rand. Capital expenditure in rand terms remained in line with 2015.

Safety

Regrettably, six fatalities occurred in the South Africa region in 2016. Four of these occurred at TauTona with two at the Savuka section following fall-of-ground and tramming incidents. A further two fatalities occurred following fall-of-ground related incidents at Kopanang.

Ore Reserve

As at 31 December 2016, the total Ore Reserve for the South African region was 25.1Moz (2015: 26.1Moz). This is equivalent to 50 percent of the Group’s Ore Reserve.

Growth and improvement

Mponeng

Phase 1 of Mponeng’s below 120 level project is in its production build-up phase. Infrastructure development on 123 level progressed according to schedule with four raise lines holed during the year. Construction of capital infrastructure, execution of ore reserve development and logistical efficiency improvements all proceeded as planned. Ramp up to steady state ore reserve development is expected to begin in the second half of 2017, once ore handling infrastructure has been commissioned.

The Mponeng life-of-mine extension project – Phase 2 – will be advanced to feasibility stage with the related study scheduled to be completed by mid-2018. This follows concept and prefeasibility studies on a CLR extension project that were undertaken during 2016, the results of which were presented to the board early in 2017. Critical path activities will continue on the project throughout 2017.

The project design intends to establish a sub-vertical shaft extension to access the majority of the CLR and VCR ounces (excluding Phase 1) below the current 120 level through a single common infrastructure. This contrasts the phased approach previously envisaged to access the ore body via a series of ramp and decline extensions with independent focus on each of the ore bodies. Most of the revised approach to Phase 2 includes ramp up of development and other preparatory work for shaft sinking and access development. This phase of the project is expected to access six levels on the CLR and four levels on the VCR by means of a vertical shaft extension.

Phase 2 commissioning of the surface substation was completed by Eskom at the end of 2016 and other activities continued, including equipping of the inter-level ice hole, construction of the 116 level substation and the water handling infrastructure complex on 121 level.

Zaaiplaats

Initial development of project Zaaiplaats at Moab Khotsong was undertaken to facilitate exploitation of additional ore blocks adjacent and contiguous to current mining areas. The most important are the lower mine blocks (Zaaiplaats and areas A, B and C), located southwest of current mine infrastructure and extending below the existing mine. Over the past few years, the decline in the gold price, together with changes in key parameters and economic assumptions, reduced the economic viability of this project and it was placed on hold. While Zaaiplaats is included in Moab Khotsong’s life-of-mine plan and Ore Reserve base, it is currently the subject of a prefeasibility study.

CONTINENTAL AFRICA

AngloGold Ashanti has seven mines in the region, six of which are producing mines and processing operations, and five of which AngloGold Ashanti manages. Obuasi is in care and maintenance. Closure is underway at Yatela.

	Attributable gold production (000oz)	Average number of employees
Operations

1. Democratic Republic of the Congo
Kibali 45%	264	2,180
2. Ghana
Iduapriem	214	1,576
Obuasi	3	766
3. Guinea
Siguiri 85%	260	3,509
4. Mali
Morila 40%	22	324
Sadiola 41%	70	588
5. Tanzania
Geita	489	3,748

Continental Africa - Key Statistics

	Unit	2016	2015	2014
Operation
Tonnes treated/milled	Mt	28.2	27.2	29.9
Pay limit	oz/t	0.034	0.036	0.039
	g/t	1.175	1.233	1.345
Recovered grade	oz/t	0.047	0.053	0.054
	g/t	1.46	1.64	1.66
Gold production (attributable)	000oz	1,321	1,435	1,597
Cost of sales	Sm	1,331	1,347	1,636
Total cash costs (1)	$/oz	717	678	783
All-in sustaining costs (1)(2)	$/oz	904	815	968
Capital expenditure	$m	291	315	454
Safety
Number of fatalities		0	1	0
AIFR	Per million hours worked	0.51	0.50	1.56
People
Average no of employees: Total		12,691	11,942	16,070
Permanent employees		5,331	5,061	8,739
Contractors		7,360	6,881	7,331

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results”.
(2)	Excludes stockpile impairments.

Production and costs

Production in the Continental Africa region decreased 8 percent with increased production at Iduapriem, Siguiri and Sadiola offsetting production declines elsewhere in the region. The decreased production year-on-year is attributable to planned lower recovered grades at Geita as the first underground operations ramp up to commercial quantities at average resource grades; a setback from plant stability challenges that were encountered in first half of the year while dealing with multiple ore sources at Kibali; the transition to treatment of low grade tailings storage material in the latter part of the year at Morila; and no production at Obuasi, which transitioned to care and maintenance status.

At Kibali, production fell 9 percent from 2015, to 264,000oz in 2016. Kibali’s performance improved significantly in the second half of 2016 as the plant stability issues encountered in the first half of the year were resolved. Production increased 32 percent in the second half of the year over the first half due to improved plant throughput at higher metallurgical recoveries, following the introduction of satellite open-pits in the fourth quarter which provided higher grade material and greater flexibility in managing the multiple ore sources. The operational challenges encountered in the first half of the year occurred while testing both plant streams to run on sulphides as per the design specification, ahead of the depletion of oxide ore. A drop in recoveries was compounded by bearing failure on one of the ball mills, causing a sharp drop in production and a steep increase in costs. The introduction of the Kombokolo and Rhino satellite pits in the fourth quarter of the year also increased production towards year-end, by adding higher grades and improving mining flexibility. Kibali reported record tonnage throughput in the fourth quarter of the year.

At Iduapriem, production increased by 11 percent year-on-year as a result of mining in deeper, higher-grade areas. This was accompanied by a 9 percent increase in tonnage treated from higher plant availability, compared to the previous year when the plant had an extended major shutdown to upgrade the semi-autogenous (SAG) mill. Throughput of 5.1Mt for the year was a record for the Iduapriem plant. Total tonnes mined increased by 28 percent year-on-year to 28Mt in 2016 as the mine commenced a major waste stripping programme to access the ore sources in the Block 7&8 pit that would provide the foundation for the sustainability of the future life-of-mine. The improved performance is attributable to higher plant and mining fleet productivity as well as the efficiency gains stemming from major modifications and repair work completed in the milling circuit in the previous year.
Siguiri’s increase in production was boosted by higher tonnage treated, up 3 percent as the plant maintained consistent availability relative to the previous period. This was partly offset by a planned decrease in recovered grade in the first half of the year as lower grade stockpile material was processed whilst preparations for access to the Area 1 mining zone were being completed. Mining commenced in the higher grade Area 1 zone in the third quarter, with ramp up in the last quarter contributing significantly to increased production in the second half of the year.

At Geita, although there was a 5 percent increase in plant throughput due to treatment of softer ore and improved plant availability through consistent maintenance of operations, production was down owing to a planned 12 percent decrease in recovered grade. This decrease was in line with the mining plan which introduced ore sourced from the initial underground operations at the Star & Comet mining area at lower than the average grades. Higher grades are expected to be realised as development progresses and commercial quantities are achieved.

Sadiola maintained production levels consistent with the previous year despite the limited mining flexibility as remaining oxide ore mining sources are depleted. The mine delivered the planned 5 percent increase in recovered grade, partly offset by a 3 percent decrease in tonnage throughput as a result of an increase in the treatment of transitional material. Tonnage throughput is flexed with a combination of the limited newly mined ore, marginal ore stockpile sources at lower grades and periodic drawdown from the higher, full-grade ore stockpiles. Plant operations were efficient and consistent, which provided the flexibility to maintain a steady quarterly production and revenue profile.

Morila completed the mining and processing of mineralised waste ore during the year and from the last quarter of the year has transitioned to a full tailings-storage material treatment operation which is expected to continue for the next two years, after which the mine will transition to full closure. Morila delivered a 23 percent increase in tonnage throughput during the year contributing 22,000oz, as a result of consistent plant availability and treatment of softer ore, which partially offset the decrease in recovered grade.

During 2016, AngloGold Ashanti consolidated its continuous improvement and operational review processes together with the various cost management initiatives under the umbrella of the ‘Operational Excellence’ programme, focused on delivering systemic and sustainable operational improvements and aimed at each operation rapidly progressing towards targeted all-in sustaining unit costs that reflect the inherent opportunity and value set within the operation.

Capital expenditure

Capital expenditure for the region was lower compared to 2015, with the reduction mainly due to cessation of work on capital projects at Obuasi and a reduction capitalised waste stripping at Geita as the cut-backs reached commercial production levels. The year’s capital expenditure at Geita included the purchase of a fleet of Caterpillar dump trucks for a scheduled retirement of the existing fleet which is nearing the end of its useful economic life.

It is expected that capital expenditure in 2017 will increase as stripping of waste rock begins from the Teberebie ore body to extend the mine life at Iduapriem; the Siguiri mine begins constructing the Combination plant and associated power plant; underground production is ramped-up at Geita while the mine’s 20-year old power plant is replaced; and additional ore reserve development is conducted ahead of a ramp-up in underground production at Kibali.

Safety

2016 saw a slight regression in safety performance from the record performance recorded during 2015. In terms of numbers, the Region equalled its 2015 performance of 16 recordable injuries during the year. However, due to a 4 percent reduction in the number of hours worked across the region, an increase of 2 percent in the all injury frequency rate (AIFR) from 0.50 in 2015 to 0.51 in 2016, has been realised. Notwithstanding this regression, safety performance in the Continental Africa region has improved over the last three years with injury rates improving approximately 80 percent since 2013. Four of the 16 injuries were classified as lost-time injuries, with a lost-time injury frequency rate (LTIFR) of 0.13 injuries per million hours worked, which compared favourably against the rate of 0.22 recorded for 2015.

Ore Reserve

The total attributable Continental Africa Region Ore Reserve was 17.8 million ounces (2015: 19.3 million ounces). This amounts to 37 percent of the group’s Ore Reserve.

Growth and improvement

The Convention de Base, an extension of the stability agreement between AngloGold Ashanti and the Guinean government, was ratified by the government in January 2017, following access to Area 1 mining zone which was secured in June 2016. The Hard Rock Combination Plant Project, for the expansion and conversion of the processing plant infrastructure will now commence. This will facilitate the processing of harder sulphide ore thereby extending the mine life, lowering costs and increasing production while also improving exploration potential in the area surrounding the mine. Allied to the mine-life extension project capital has also been approved for the construction of an owner- operated 39MW power plant, which will secure the future power requirements of the mine at lower power unit cost, and further lower the unit costs for the mine.

The updated feasibility study for the mining and treatment of sulphide ores at Sadiola, expected to increase processing plant throughput, lower costs and extend mine life, has been completed with our joint venture partner IAMGOLD. Further work on the project is subject to requisite government approvals, agreements and permits. Discussions are currently underway with ministries of the government of the Republic of Mali with a view to expeditiously achieving these approvals. Capital expenditure for this project is now expected to be $410 million (100 percent) over 2 to 3 years.

Geita has successfully transitioned to underground mining the Star & Comet mining area. The first full year of underground commercial production will be during 2017 and this will supplement production from open-pit ore sources. Preparatory work to access the Nyankanga underground resource has been completed and blasting operations will begin in 2017. Permitting for Nyankanga was obtained from the government of Tanzania in early 2017. The long-term strategy for Geita is to extend the mine’s life by extracting the resources utilising both open-pit and underground mining methods. In 2017, the Company plans is to also replace the mine’s original 20-year-old power plant to ensure reliable power supply.

At Iduapriem, plans are underway for an extensive waste stripping campaign at the Teberebie ore body to extend mine life, increase production levels, and lower costs. Major cutbacks commenced at blocks 7 and 8 pit in early 2017. In addition to the waste mining plan, regulatory permits have been obtained for exploratory work at the Nueng pit and to explore for high-grade, low-strip ratio ore bodies within the concession, with a view to further drive costs down and improve efficiencies and margins. To improve plant recovery, the current CIP leaching and adsorption circuit configuration is being modified to a hybrid CIP circuit configuration with commissioning scheduled for the second quarter of 2017.

At Kibali, after reaching a depth of 751.2m with shaft sinking and having completed equipping of the shaft, the focus over the second half of 2016 was on off-shaft underground development, which achieved 780m. First ore from the shaft is expected by the fourth quarter of 2017. At the Ambarau hydropower plant, commissioning commenced in February 2017, with first power now scheduled for the first half of 2017, with a 12MW capacity. The Azambi hydropower plant, the third to be built at the mine, was about 10 percent complete by the end of 2016 and on track to be completed in 2018. This will provide Kibali with 42MW hydropower capacity at much reduced costs relative to thermal power. Off shaft development of the crusher and materials handling system was on track for commissioning of ore in the second half of 2017. With the commissioning of ore production from the shaft, this will bring an end to Kibali’s initial project scope and capital. A new pit was opened at Kombokolo, as mining progressed at Pakaka and Mengu Hill. Plant modifications to add four fine-grinding mills and expand the pump cell circuit are on schedule for commissioning in the second quarter of 2017.

Obuasi – An Update

In early February 2016, the military contingent that had provided security to Obuasi since March 2013, in terms of an agreement between Ghana’s military and members of the country’s Chamber of Mines, was withdrawn from the site. No reason was given for the withdrawal and Obuasi was the only operation affected among dozens of other mines which enjoy this form of security. Shortly after the withdrawal, the site was invaded by hundreds of illegal miners who immediately began mining activities in the northern part of the concession. Police were unable to repel these miners.

Following the incursion of hundreds of illegal miners inside the fenced area of the Obuasi mine site, AngloGold Ashanti was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential work on the site. However, we continued with provision of critical services, such as water pumping and treatment, medical services and the provision of electricity (including to some local communities).

AngloGold Ashanti has, during this incursion, continued to lobby vigorously at all levels of government for the authorities to bring a peaceful end to the illegal occupation of parts of its concession by these illegal miners, and restore AngloGold Ashanti Ghana’s rights as the lawful and sole permit holder of the concession.

On 8 April 2016, AngloGold Ashanti Ghana filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (ICSID). The case was registered on Monday, 2 May 2016. ICSID is an international arbitration institution, headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. The relevant authorities in Ghana, including the Attorney General, were duly notified of the commencement of proceedings.

In May 2016, the Ministry of Lands and Natural Resources implemented the voluntary process, which had commenced in November 2013, to surrender some 60 percent of the Obuasi mine concession to the Government of Ghana. This relinquished concession will provide an opportunity for the Government/ Ministry of Lands and Natural Resources to use the land as it sees fit, including to encourage a range of socio-economic development activities in the Obuasi region. The area covers about 273km2 and excludes the Obuasi mine, which lies on land retained by AngloGold Ashanti Ghana.

In further developments, a directive to clear the site of illegal mining by 10 October 2016 was given by the Minerals Commission which, along with a multi-stakeholder committee it established, prepared alternative sites off the company lease for the miners to relocate to. At its peak, an estimated 12,000 illegal miners operated across the previously fenced-off area of the site.

On 18 October 2016, the Security Task Force took the first concerted steps to restore safety and security at the Obuasi concession. At each step along the way, AngloGold Ashanti Ghana petitioned authorities to ensure that the process of clearing illegal mining activity from site was done with deference to the Voluntary Principles on Security and Human Rights.

All areas within our fenced operational area have been cleared of illegal miners, and all identified illegal mining holes within the fence have been closed. Following a review of the safety, surface and underground conditions we have notified the Ghanaian authorities that the circumstances that led to the declaration of force majeure no longer existed and as such lifted the force majeure in February 2017. Work continues to completely remove the illegal mining activities within the Obuasi concession area. Only once that process is complete, and the feasibility study for the redevelopment of the mine has been updated with the relevant information, will the company be in a position to outline its plans for Obuasi. We are currently preparing a new Amendment to Programme of Mining Operations and will review all future options.

AUSTRALASIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	228	422
2. Tropicana 70%	292	503

AngloGold Ashanti’s Australasian assets comprise the wholly owned Sunrise Dam and the 70 percent-owned Tropicana Gold mine, Australia’s newest gold mine. Tropicana completed its second full year of production in 2015.

Australasia - Key Statistics

	Unit	2016	2015	2014
Operation
Tonnes treated/milled	Mt	8.9	8.2	7.8
Pay limit	oz/t	0.06	0.06	0.07
	g/t	1.86	1.85	2.29
Recovered grade	oz/t	0.058	0.068	0.078
	g/t	1.82	2.12	2.43
Gold production (attributable)	000oz	519	560	620
Cost of sales	$m	540	525	660
Total cash costs (1)	$/oz	793	702	804
All-in sustaining costs (1)(2)	$/oz	1,067	875	986
Capital expenditure	$m	109	78	91
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	9.49	8.56	10.73
People
Average no of employees: Total		925	836	832
Permanent employees		211	195	194
Contractors		714	641	638

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.
(2)	Excludes stockpile impairments.

Production and costs

A planned decrease in head grades at Tropicana impacted the region’s total production for the year, which although within guidance, ended lower than the previous year. Sunrise Dam however delivered a 5 percent improvement in output year-on-year, largely due to increased mill throughput and improved head grades.

At Sunrise Dam, mining transitioned from the GQ ore body into the Vogue ore body during the year, with the Dolly and Cosmo ore bodies also contributing significant mill feed. Underground ore was the primary source of mill feed and underground ore mined of 2.8Mt was higher in 2016 than in 2015. Underground ore is blended with intermediate grade of 1.45g/t stockpiled ore (accumulated during open pit mining) to meet the processing plant capacity, which reached 4Mt in 2016.

Underground ore production continued to improve, achieving a record annualised rate of 3.3Mtpa in the fourth quarter of 2016 as the 800,000t Dolly stope was brought into full production. This continues the improvement in productivity in the underground mine with the shift to bulk mining methods.

Tropicana again achieved the annual guidance given at the start of the mine for 2016, producing a total of 417,000oz, 292,000oz of which is attributable to AngloGold Ashanti. Gold production was 15 percent lower in 2016 than in 2015 due to the planned decrease in the average head grade for the year from 2.48g/t to 2.10g/t. This is consistent with the grade streaming strategy that involved preferential treatment of higher grades in the first years of the mine’s production, gradually declining to the life-of-mine head grade of approximately 2.0 g/t. During 2016 low and medium grade ore was stockpiled.

The lower grades mined in 2016 were partially offset by an increase, to 6.9Mt (2015: 6.2Mt) of throughput in the processing plant as the plant optimisation project was completed towards year end. This project, which was introduced as a strategy to address the planned decline in production following the end of grade streaming, has successfully lifted design throughput capacity of the processing plant to 7.5Mtpa. Metallurgical recoveries remained steady at approximately 89 percent, and mine-to-mill reconciliation, for both tonnes and grades, continued to align well. Mining was carried out in the Tropicana, Havana and Boston Shaker pits during 2016.

Cost of sales, total cash costs and all-in sustaining costs for the region increased due to a stronger Australian dollar against the US dollar, planned lower production at Tropicana and increased mining spend at Sunrise Dam, where a third jumbo was added to the fleet to set up new mining areas and carry out decline development, as well as contributing to the additional ore tonnes mined. ‘Operational excellence’ initiatives resulted in significant productivity improvements and a reduction in mining unit costs. This work will continue in 2017. Additionally, in the last quarter of 2016, a Caterpillar 6060, 600-tonne class shovel was introduced to the open pit mining fleet at Tropicana to increase mining rates to an annualised rate of 80Mtpa and to better match the higher throughput requirements of the processing plant.

Capital expenditure

Overall, capital expenditure in the region increased, primarily due to increased waste stripping in the Tropicana 2 cutback. Also at Tropicana the processing plant optimisation project was successfully completed during the year.

At Sunrise Dam capitalised mining spend increased in 2016 with the addition of an extra jumbo, which commenced on site in June, increasing the mining fleet from two to three jumbos. The jumbo will open up new mining areas and is focussed initially on capitalised decline development.

Stay-in-business capital spend at Sunrise Dam is expected to rise in 2017 with the construction of the flotation and ultra-fine grind circuit to improve gold recovery.

Safety

The region’s safety performance remains strong. Again there were no fatalities during the year, while the AIFR was 9.24 per million hours worked. The severity rate, a measure of time lost due to injury, is low at both operations indicating the minor nature of the injuries.

Ore Reserve

At the end of 2016, the total attributable Ore Reserve for the Australasia Region was 4.0 million ounces (2015: 3.1 million ounces). This makes up around eight percent of the group’s Ore Reserve.

Growth and improvement

Throughout 2016 a study has been carried out on a recovery enhancement project at Sunrise Dam. The presence of moderate levels of refractory sulphide ores has led to recoveries averaging around 85 percent over the mine’s 19-year life. To date, the study work indicates that a significant improvement in recovery can be achieved through the addition of a flotation/ultra-fine grind circuit. The study is scheduled for completion in the first quarter of 2017 after which approval for the project will be sought.

Work is also continuing on a materials handling system to underpin the long-term viability of the underground mine. This project involves underground crushing and conveyor haulage of ore to the surface run-of-mine pad. Should it prove viable, it will reduce material rehandling and truck haulage costs, enabling the Company to mine the ore body by lowering cut-off grades and maximising production rates.

At Tropicana the higher mining and throughput rates introduced in late 2016 will enable the resumption of grade streaming from mid-2017 for at least two years. This is expected to increase production to the annual guidance of between 450,000-490,000oz (at 100 percent) from the second half of 2017.

Work is continuing on the Long Island study, which is investigating large cutbacks to the pits utilising low-cost mining options. These include strip mining the depth extensions to the Tropicana mineralised system and using the completed Tropicana pit as a void into which waste will be backfilled. The proposed backfilling of the Tropicana pit, in conjunction with strip mining, is expected to reduce the cost of mining waste significantly by introducing short horizontal hauls instead of requiring the long uphill hauls out of the pit to surface waste dumps that would be required by conventional mining.

It is anticipated that the study will be completed in mid-2017. If the proposed mining method is implemented, the initial Long Island cutback would begin in 2019 when the Tropicana pit has been mined to its full depth. An extensive 161,000m programme of reverse circulation and diamond drilling carried out in 2015 and 2016 resulted in a 45 percent increase in the mine’s Ore Reserve and a 27 percent, or 1.73Moz, increase in the Mineral Resource, as at 31 December 2016. The increase in the Mineral Resource was achieved largely through significant additions in the Havana South and Boston Shaker zones following application of the Long Island mining methods and costs, and through an increase to the underground Mineral Resource along the entire strike length of the Tropicana mineralised system. Further increases are anticipated in 2017, depending on the outcome of the Long Island study.

Towards the end of 2016, AngloGold Ashanti entered into a farm-in agreement with Saracen Mineral Holdings Ltd to earn up to 70 percent in Saracen’s Carosue Dam North tenements. The joint venture encompasses two tenement packages, Butcher Well and Lake Carey, covering 339.56km2, approximately 120km to the north of Saracen’s Carosue Dam project. Field work, including the first phase of drilling at Butcher Well, will begin in the first quarter of 2017.

THE AMERICAS

AngloGold Ashanti has three mining operations – both open pit and deep level mining – in the Americas region. In addition, there is an active greenfields exploration programme underway in Colombia.

	Attributable gold production (000oz)	Average number of employees

Operations
1. Argentina
Cerro Vanguardia 92.5%	281	1,877

2. Brazil
AGA Mineração	407	4,662
Serra Grande	131	1,587

3. Colombia – exploration programme

Americas - Key Statistics (1)

	Unit	2016	2015	2014
Operation
Tonnes treated/milled	Mt	7	7	6.8
Pay limit	oz/t	0.100	0.098	0.092
	g/t	3.421	3.351	3.152
Recovered grade	oz/t	0.106	0.108	0.104
	g/t	3.64	3.71	3.58
Gold production (Attributable)	000oz	820	831	785
Silver (attributable)	Moz	4.9	4.4	3.1
Cost of sales	$m	752	719	745
Total cash costs (2)	$/oz	578	576	676
All-in sustaining costs (2)(3)	$/oz	875	792	974
Capital expenditure (4)	$m	225	196	225
Safety
Number of fatalities		1	1	2
AIFR	Per million hours worked	3.96	5.61	3.81

People
Average no of employees: Total		8,126	7,679	8,588
Permanent employees		5,653	5,492	5,944
Contractors		2,473	2,187	2,644

(1)	Key statistics are for the continuing operations in the region and exclude CC&V which was sold effective 3 August 2015.
(2)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results”.
(3)	Excludes stockpile impairments.
(4)	100 percent, (not attributable) and includes Colombia

Production and costs

Production from the Americas region declined in 2016, due to lower output from the Brazilian operations. AGA Mineração was negatively affected by delayed access to certain high-grade stopes early in the year, a deficit in secondary development, ongoing geotechnical and support challenges, licensing delays and geological modelling issues. Production was also negatively impacted by a fatal accident in late September.

The mine plan has been amended and is expected to help the operations deliver improved performance going forward. The revised mine plan comprises the treatment of additional ore from lower-grade zones, with higher tonnages helping to offset the lower grades.

At Córrego do Sítio, despite a 2 percent increase in tonnages treated from both the oxide and sulphide operations, overall production was impacted by reduced grades from the main underground ore body, a deficit in secondary development and a longer-than-planned stoping cycle.

At Serra Grande, delays in the award of permits required for the Corpo Sul open pit, along with geotechnical challenges affecting the ramp to access high-grade areas at underground Mina Nova in the Pequizão ore body, had a negative impact on operations.

Cerro Vanguardia delivered an increase in production, achieving the highest level in 17 years, due to an increase in tonnes treated at the plant together with operational and metallurgical improvements. This positive performance was partially offset by lower grades mined, owing to variability in the mining model.

As the region continued to focus on cost management and production improvements resulting from the Project 500 efficiency programme, costs remained virtually unchanged. This was achieved despite lower production and significant inflationary pressures, including annual salary increases. In Brazil, costs were mainly affected by higher capital expenditure.

In Argentina, costs were favourably impacted by the reimbursement by the government of Argentina relating to exports through Patagonian ports. Cost management initiatives at Cerro Vanguardia resulted in savings derived from higher mill throughput and silver recovery; reduced use of consumables; negotiated price reductions for key inputs such as ammonium nitrate, grinding media; gold refining services; cost reductions in open pit mining; backfilling of depleted pits and improved maintenance of heavy mining equipment.

Capital expenditure

Capital expenditure for the region increased by 15 percent over 2015 levels, and was mostly spent in Brazil to increase ore reserve development in order to improve mine flexibility at all operations, raise tailings dam at Cerro Vanguardia and Mineração, and convert the metallurgical leaching process at Serra Grande.

At Cerro Vanguardia, capital expenditure was lower compared to 2015 mainly due to lower deferred stripping and the underground expansion project executed in 2015 and not repeated in 2016, which was partially offset by higher capitalised ore reserve development related to higher underground production. The depreciation of the Argentinean peso against the US dollar also aided the reduction in dollar-denominated expenditure.

The region’s capital expenditure is expected to increase in 2017 as Cerro Vanguardia focuses on site exploration to extend the mine life; Mineração accelerates ore reserve development at the Cuiabá complex and evaluates ore-sorting prototypes at the CdS complex; and Serra Grande develops the high-grade Palmeiras and Inga ore bodies, to increase production and extend mine life.

Safety

At the Cuiabá complex, there was a fatal accident in September when one of our contractors’ employees was fatally injured in a heavy mobile equipment accident. In order to reinforce contractor safety behaviour, the mine will standardise the safety practices for all contractors to be aligned with AngloGold Ashanti’s policies and practices.

Ore Reserve

At the end of 2016, the total attributable Ore Reserve for the Americas Region, was 3.1 million ounces (2015: 3.2 million ounces). This makes up around six percent of the group’s Ore Reserve.

Growth and improvement

At Mineração, additional development work is underway to improve mining flexibility; implementation of ore sorting prototypes is planned; and a new pushback at the open pit at Córrego do Sítío is being studied.

Work began at Cuiabá on the ventilation and transportation systems, for operating at depths between 1,500 to 2,500 metres from 2020 while doing the necessary work to ensure stable production levels in the interim. The drilling campaign at Córrego do Sítío aims to confirm the ore sources that will help improve production in the medium term and extend the life of mine from a new open pit (CdS III) and new underground mines at the Mina II and São Bento Deep ore bodies.

At Serra Grande, exploration work is delivering positive results for future production improvements while negotiations continue with owners of Palmeiras Sul ahead of accelerating exploration to confirm the area’s potential. Diamond directional drilling underground proved the continuity of current structures with the new Inga ore body to begin production in 2017. A new open pit pipeline is in place while drilling campaigns are underway at the Pequizão orebody. Exploration at current structures is delivering positive results and new positive drill holes are delineating a new orebody (Mangaba) at structure IV.

At Cerro Vanguardia, the underground expansion continues according to schedule, following the initiative launched in 2015 to accelerate open pit and underground operations for optimisation of life-of-mine economic performance and increase production over the coming five years.

In Colombia, pre-feasibility evaluation work continued throughout 2016 with the Gramalote and La Colosa projects and these studies are expected to be completed by the end of 2017 and mid-2018 respectively. The Nuevo Chaquiro project successfully completed a conceptual study and the approval to advance to pre-feasibility phase will be sought during 2017. Greenfields exploration activities were slowed down in 2016 although field activity continued all year at the Guintar prospect.

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

Greenfields exploration

Greenfields has over 9,000km2 of highly-prospective ground in three countries; Australia, Colombia and Brazil, and also has small ground positions in Tanzania, the USA and Argentina. Greenfields also initiated focused generative activities in countries with operational synergies.

In Australia, in the Laverton district, aircore (AC) drilling was completed over numerous AngloGold Ashanti-held targets with 617 holes drilled for a total of 40,719m. Drilling encountered strong carbonate-sericite ± silica alteration with minor pyrite or arsenopyrite in several holes with brecciated quartz veins also observed. Several encouraging results from both Ahab and Pioneer were received. The positive AC samples from Pioneer were followed-up by six reverse circulation (RC) holes with three diamond drilling (DD) tails (702m/471m) and results of this drilling will be available in early in 2017.

In the fourth quarter of 2016 the Butcher Well and Lake Carey farm-in agreement was signed between AngloGold Ashanti and Saracen Mineral Holdings Limited. AngloGold Ashanti has acquired earn-in rights for 340 km2 of tenements on and along the western margin of Lake Carey in the Laverton district of Western Australia, including those hosting the historically-mined Butcher Well gold deposits. AngloGold Ashanti can earn up to 70 percent of the JV by spending A$15 million within 48 months from commencement date to earn 51 percent and a further A$10 million within 24 months thereafter to earn 70 percent. The conditions precedent for the agreement were met on 22 December 2016, and the first phase of drilling at Butcher Well is expected to commence in the first quarter of 2017.

At the Strawbridge Project in Western Australia, the planned AC drilling programme was completed with 257 AC holes drilled for a total of 12,770m. Results at Strawbridge from the AC drilling and geochemical sampling in 2016 returned no significant results.

In Colombia, drilling was completed at the Guintar project (AngloGold Ashanti 100 percent) situated 40km west of Medellin. Three DD holes for 1,219 m were drilled on epithermal targets above a potential buried porphyry.

Several narrow (2-6m) intervals of anomalous gold mineralisation >1g/t were intersected. A re-evaluation of the regional geology at Guintar, identified subtle multi-element epithermal signatures in gravels associated with N-S trending graben structures. Follow-up exploration at this new target, Nuevo Guintar, indicates a potentially preserved epithermal target. Detailed mapping, soil sampling and ground geophysics was completed to delineate drill targets.

In Brazil, Greenfields signed a new farm-in and JV agreement with Luna Gold to explore a ~2,000km2 tenement package, located in the Maranhão state of Brazil. Under the terms of the agreement, AngloGold Ashanti can spend $14m over four years to earn a 70 percent interest in the tenements, which includes a minimum commitment of $2m. The JV officially initiated in August and regional mapping and soil sampling programmes were completed.11 200km of a high resolution aeromagnetic and radiometric survey were flown. In parallel, considerable effort has also been placed on obtaining environmental permits for planned drilling expected to start in the first quarter of 2017.

In Tanzania, Guinea, Argentina and the United States, early stage grassroots evaluation and reconnaissance programmes progressed.

Brownfields exploration

Brownfields exploration was carried out in ten countries, in and around AngloGold Ashanti operations. A total of 656,350m of DD and RC drilling was completed during the year.

South Africa: Exploration in the South Africa region continued with three holes being drilling at Mponeng’s Western Ultra Deep Levels (WUDLs). Surface drill holes UD59, UD60 and UD58A all intersected the VCR during the year with only UD58A continuing to drill as it completes its short deflection programme. UD61 and UD63 will start in 2017.

Argentina: At Cerro Vanguardia, drilling programmes for Mineral Resource creation and delineation continued during the year with focus on delineating vein extensions along strike and at depth in the Cerro Vanguardia tenements. Mapping, trenching and channel sampling continued as part of the reconnaissance programme to identify new drilling targets. In 2016, a new exploration earn-in project started in the Claudia concessions located to the south of the mine. Work completed at Claudia included mapping, sampling, geophysics, and initial phase drilling RC and DD drilling.

Brazil: In the Iron Quadrangle, the underground drilling programmes for depth extension related Mineral Resource conversion continued at both the Cuiabá and Lamego mines. At Cuiabá, additional drilling was directed toward satellite mineralisation bodies that may be accessible from existing infrastructure. The surface drilling programmes at the Córrego do Sítío mine continued to infill and expand oxide Mineral Resource while the underground programme added extensions to several orebodies.

At Serra Grande, exploration drilling continued to delineate the Inga mineralised structure. A new mineralised structure called Mangaba was discovered during the year through underground drilling and will be followed up. Geophysical surveys and soil sampling campaigns continued as part of the target generation program for the district.

Colombia: Exploration in the Gramalote area continued with programmes in and around the Gramalote Central deposit to complete infill drilling on the saprolite horizon. Limited drilling programmes were also conducted within the joint venture area.

At La Colosa, the emphasis on other project related drilling continued with support to geotechnical, hydrological and site infrastructure studies.

The Quebradona project work was directed toward metallurgical and infrastructure drilling studies during the year.

Tanzania: Drilling activities included infill drilling at Nyankanga Block 5 UG (Cut 9), Nyankanga Cut 7/8, Star & Comet Cut 3, Geita Hill East Cut 2, and Mineral Resource delineation drilling at Star & Comet UG (Cut 2 and 3) and Geita Hill East UG. A total of 28,574m exploration drilling was completed, comprising 10,783m DD from surface, 10,407m underground DD, and 7,383m RC drilling.

Routine geological pit mapping continued at Nyankanga Cut 7 and 8, Geita Hill East and West as well as Star & Comet Underground. In addition, a review of the preliminary geological interpretations of Kukuluma and Matandani was conducted. Detailed mapping was also conducted at Selous, ahead of planned drill-testing of this target.

The 3D Seismic Survey data acquisition within the central Geita area was successfully and an interpretation session of the initial processed data was conducted during December. A final interpretation and targeting session on site is planned for the first quarter of 2017.

Guinea: Exploration drilling focused on infill and reconnaissance drilling at Seguelen, Bidini, Tubani, Kami, Silakoro, Soloni, Kalamagna PB2, Boukaria West and Balato NE. A total of 56,975m was drilled during the year, comprising 3,336m DD, 7,894m RCDD, 43,714m RC, and 3,030m AC drilling. Other exploration activities included geochemical soil sampling, geometallurgical investigations, and the completion of LIDAR and airborne geophysical surveys.

Ghana: No exploration was conducted at Obuasi. Exploration at Iduapriem focused on infill drilling at Block 7&8, Mineral Resource delineation drilling at Block 4S and reconnaissance drilling at the Bankyem (Block 1 East), Block 1 West, Mile 5 and Nueng targets. A total of 11,316m was drilled, comprising 8,275m DD and 3,041m RC. Soil geochemical surveys were also completed over various target areas as part of a lease-scale programme.

Democratic Republic of the Congo: Drilling at Kibali totalled 28,110m, of which 19,434m was mine based drilling and 8,677m was on regional targets. DD drilling comprised 6,660m with the remaining 21,450m being RC drilling. The exploration aimed to fulfil three main objectives: Mineral Resource-Ore Reserve replacement, potential oxide displacement ounces, and identify and develop new targets.

Mine based exploration took place at the Rhino-Agbarabo-Kombokolo area, Pakaka, Pamao, Tete Bakangwe, Kanga Sud, Ndala Village, Aerodrome and Sessenge Southwest, regional exploration was focused on the Kalimva-Ikamva targets in the north, Memekazi Ridge, and the Aindi Watsa-Dilolo-Zambula targets in the south.

Mali: A total of 21,383m of exploration drilling was completed at Sadiola, comprising of 20,671m RC and 712m DD. Reconnaissance drilling for oxides concentrated on FNa, FNb-c and FN3 along the Sadiola North East mineralisation trend, FE2S, Voyager East and FE1W. While infill and deeper Mineral Resource delineation drilling targeted primarily SSP North and Tambali in support of the Sadiola Sulphide Project (SSP).

Australia: Underground Mineral Resource development drilling continued at Sunrise Dam throughout the year. Exploration DD focused primarily on increasing Indicated Mineral Resource (primarily in Vogue South), Reconnaissance drilling in Vogue Deeps and Mineral Resource creation drilling in the Carey Shear. Underground RC drilling continued to focus on converting the Indicated Mineral Resource into a minable Grade Control block model for use in stope development designs. Key DD drilling platforms are being developed, which will be used over the life of mine to drill test exploration targets along the strike length of the deposit.

At Tropicana, the Long Island 100m x 100m drilling programme to test the strike extent and down-dip extensions of the known mineralised system at Tropicana was completed during December, 2016. In the second half of 2016, additional closer spaced drilling was undertaken at Boston Shaker to achieve Indicated Mineral Resource classification, and minor infill drill programmes were completed at Tropicana, Havana and Havana South. A total of 35,618m of RC and 55,516m of DD drilling were completed.

Regional brownfields exploration based out of TGM consisted of AC, RC and DD drilling totalling 50,083m. In detail, this consisted of 29,927m of AC, 9,971m of RC and 3,852m of DD drilling. A number of encouraging Au assay results were intercepted from RC and AC drilling at the Sanpan, Voodoo Child, Madras, Angel Eyes, Paradise and New Zebra prospects, with results at the newly established New Zebra prospect particularly significant. Drilling at Tumbleweed did not produce significant results.

Data from the seismic survey completed over the Crouching Tiger and Havana South areas merged with the 2014 Tropicana-Havana seismic survey. Currently work is focusing on interpretation of the merged seismic survey model to identify potential strike and down-dip extensions to the Tropicana gold system. A significant re-interpretation of the structural architecture of the belt was developed and delivered a considerable pipeline of exploration targets.

TECHNOLOGY AND INNOVATION

The progress that the Technology Innovation Consortium made in 2016 and the highlights of the project are set out below:

Reef Boring - Small Range:

In 2016 the Sandvik/Cubex machine was commissioned at the Savuka section of the mine but due to challenges faced during the stage gate reviews, the programme had to be discontinued and the machine will be decommissioned.

Medium Range:

MK IV Machine Test Site

During 2016 the MK IV machine was commissioned in the test site and has drilled 23 holes, with four holes drilled in the fourth quarter of 2016. It was determined that the quality of the holes regressed due to the self-pinning cylinders failing during the drilling cycle. This caused the machine to veer off the planned trajectory. Several new designs were investigated with the OEM Atlantis and improvements are ongoing. The addition of active sensors/pegs verified the potential of the machine to orientate, locate and direct itself to the next drilling position.

A decision was made to designate the MKIV for all research and development trials and to ensure that design targets are met on this proto-type machine prior to any further reef boring machine purchases taking place. These trials will include the results from the integrity test and furthermore improvements on the active peg system, hydro-transport, self-pinning cylinders and in hole cleaning. A structural integrity test was conducted by a company specialising in this field of work to determine the integrity of the machine with the report scheduled for finalization in the first quarter in 2017, upon which decisions regards potential alterations or design changes will be made.

MK III Machines

Carbon Leader Reef (CLR) prototype site

Drilling continued with three MK III machines in the CLR block, machines drilled 33 holes in the first half of the year. At the end of the second quarter, geotechnical concerns resulted in a revised extraction strategy that resulted in the loss of some current mining ground and consequently the reduction of one machine.

Ventersdorp Contact Reef (VCR) prototype site

After a premature failure of the 980mm reamer, a decision was made to continue drilling with the 660mm reamer. Work will continue to enhance the design of the 980mm reamer. Seven holes were drilled in the fourth quarter of 2016.

During the year, an MK III machine was installed in the VCR site and drilling commenced in third quarter after commissioning. The usual teething problems associated with a commissioning process were resolved.

Work will continue at both sites in a stage gate approach. The aim is to achieve consistent performance to prove the economic viability of the project.

Ore Body Knowledge and Exploration

The goal in 2016 was to improve accuracy of the Sandvik/Cubex machine. Analysis indicated that the drilled holes followed a similar trend implying that a correction factor could be applied to ensure an accurate end point is reached. The drilling trials with the Bohrmeister fit-for-purpose drill rig commenced in the fourth quarter after it’s commissioning at TauTona mine. The first stage gates were met after drilling four holes at the set drilling target rate (8m/hr) and hole depth (100m) at different inclinations. After the compressor started losing pressure the trial was stopped for repairs on the unit. This machine was replaced with the fit for purpose Bohrmeister drill rig during the fourth quarter.

Drilling for the next stage will commence in the first half of 2017. This stage will aim to improve on the accuracy of the drilled holes. In hole surveying of these holes for data collection remains a technical challenge and design modifications on the deployment mechanism is currently underway.

Ultra-High Strength Backfill

To date, two ultra-high strength backfill (UHSB) plants were successfully commissioned; one plant at the CLR site and the other at the VCR site at TauTona mine. These plants are in full operation and have the capabilities of mixing the dry tailings underground with the other ingredients, thereafter pumping the final product at 4m³/hour over a distance of 600m.

Engineering construction and equipping of the Savuka CLR plant and the TauTona B120 plant will commence as soon as the site excavation is completed which is anticipated to be in the first half of 2017. In the fourth quarter, the construction of the surface solution plant was completed. This plant is expected to allow for pumping the UHSB solution (UHSB product excluding cement) from surface to the B120 plant underground.

Mponeng extraction ratio improvement project product development is in progress. A range of designs have been tested and the characteristics modelled by rock engineering. Final results are pending before a suitable product can be identified.

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

• Vaal River operations

Description

The Vaal River operations consist of Kopanang, Moab Khotsong as well as the surface operations.

AngloGold Ashanti holds a number of mining rights in the Vaal River operations which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office (MPRTO).

Geology

In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef (VR) and the Crystalkop Reef (CR):

•

The VR contains approximately 98 percent of the Ore Reserve tonnage with mining grades between 5 – 10 g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.

•

The CR is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 metres above the VR. It has less than two percent of the estimated Ore Reserves with grades similar to the VR, but is more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

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

Kopanang almost exclusively exploits the Vaal Reef, although minor amounts of gold are also extracted from the secondary CR. Given the geologically complex orebody, scattered mining is used.

Vaal River – Moab Khotsong

Description

Moab Khotsong is an underground mine that started operations in 2003 and is AngloGold Ashanti’s newest gold mine in South Africa. It is situated near Orkney, Klerksdorp and Viljoenskroon, about 180 kilometres southwest of Johannesburg. Given the geological complexity of the Vaal Reef, scattered mining is employed. Great Noligwa mine was merged with Moab Khotsong in 2014 and operations are now collectively referred to as Moab Khotsong. Great Noligwa commenced production in 1968.

•	Surface Operations

Surface Operations in South Africa produce gold by processing surface material such as low grade stockpiles and the re-treatment of Tailings Storage Facilities. Surface operations comprise Vaal River Surface, West Wits Surface and Mine Waste Solutions (MWS).

Low grade stockpiles

Description

The Vaal River and West Wits operations extract gold from various low grade stockpiles where there is spare metallurgical capacity. Uranium is produced as a by-product at Vaal River South Uranium Plant. In addition, backfill product is produced and used as support in the underground mining operations. The Hard Rock Surface Sources includes the rail transport infrastructure, the Vaal River and West Wits Laboratories and tailings management facilities.

Tailings Storage Facilities (TSF)

Description

The tailings dams consist of tailings material which originated from the processing of the underground ore from the Vaal River Operations (VR Surface), the West Wits Operations (WW Surface) and Buffels, Hartebeestfontein and Stilfontein Gold Mines (MWS).

The gold mines are deep-level gold mines, which predominantly extract the tabular, conglomeratic VR, Carbon Leader Reef (CLR) and Ventersdorp Contract Reef (VCR). The VR, CLR and VCR have been predominantly mined for gold in the past although the reef also contains uranium oxide. The material contained in the tailings dams is fine in nature. The footprints of the MWS tailings dams and Vaal River Surface Operations tailings dams cover an area of approximately 1,100ha.

MWS is a gold and uranium tailings recovery operation located in the western portion of the Witwatersrand Basin, some 160 kilometres from Johannesburg, approximately eight kilometres from the town of Klerksdorp near Stilfontein in the North West Province. It has been operational since 1964 and was previously owned by First Uranium Corp.

The MWS gold plants have the capacity to treat tailings of 2.2 million tonnes per month. The uranium plant has a design capacity of 100,000 tonnes per month. The uranium plant was commissioned in the fourth quarter of 2014.

•	West Wits operations

Description

The West Wits operations, Mponeng and TauTona, are situated southwest of Johannesburg, on the border between Gauteng and North West Province. From 1 January 2013 the Savuka mine was incorporated into the TauTona mine to access Savuka’s remaining Ore Reserve via TauTona’s infrastructure and Savuka and TauTona operate as a single mine.

AngloGold Ashanti holds a number of mining rights in the West Wits area which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office (MPRTO).

Geology

Two reef horizons are exploited at the West Wits operations, the Ventersdrop Contact Reef (VCR) located at the top of the Central Rand Group and the CLR near the base. The separation between the two reefs increases from east to west from 400 to 900 metres, due to the VCR unconformity. TauTona exploits both reefs, whereas Mponeng only mines the VCR. Faults of greater than 70 metres are rare. The CLR consists of one or more conglomerate units and varies from several centimetres to more than two metres in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 degrees and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed, up to three metres in thickness, and is accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is at times only a few centimetres in thickness.

West Wits – Mponeng

Description

Mponeng, in operation since 1986, is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The underground operation, the world’s deepest mine, currently extracts the VCR at depths between 3,160 metres and 3,740 metres BMD* through sequential-grid mining and is currently the deepest mine in the world with development at 3,841 metres BMD. Future mining is planned to deepen the shaft bottom to 4,227m BMD. In the future, the mining of the CLR from Mponeng will steadily increase. The Mponeng lease area is constrained to the north by the TauTona mine, to the east by Sibanye’s Driefontein mine and to the west by Harmony’s Kusasalethu mine. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine’s gold plant. The plant has a monthly capacity of 170,000 tonnes.

West Wits – TauTona

Description

TauTona, in operation since 1961, lies on the West Wits Line, just south of Carletonville in Gauteng, about 70 kilometres southwest of Johannesburg. Underground mining takes place predominantly on the CLR horizon at depths ranging from 2,900m to 3,480m BMD*. The mine has a three shaft system, supported by secondary and tertiary shafts and employs mainly sequential grid mining method to mine the CLR. Savuka, which is adjacent to TauTona, was incorporated into TauTona in 2013 following a study in 2012 that concluded that the optimal, most efficient means of accessing Savuka’s remaining Ore Reserve would be through TauTona’s infrastructure. A link between the two mines reduces dependency on a single infrastructure system, including ore passes.

The TauTona and Mponeng reef material is processed through the Mponeng Gold Plant.

The Savuka Gold Plant has a monthly capacity of 280,000 tonnes, processing mainly material from the Mponeng low grade stockpile and tailings material from the Old North TSF.

* BMD is 1,828.8m Above Mean Sea Level (AMSL)

CONTINENTAL AFRICA

GHANA - Summary of metallurgical operations

	Obuasi			Iduapriem
	Sulphide Treatment Plant	Tailings Treatment Plant	Alternate Ore Treatment Plant	Iduapriem Plant
Capacity (000 tonnes/month)	195	180	120	418

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

Geology

The Iduapriem and Teberebie properties are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Banket Series of quartz pebble conglomerates, breccia conglomerates and metasediments within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie. The gold is hosted within the conglomerates.

Ghana – Obuasi

Description

Obuasi, wholly owned by AngloGold Ashanti since 2004 and currently in a care and maintenance phase, is located in the Ashanti Region of Ghana, some 320 kilometres north-west of the capital Accra and approximately 60 kilometres south of Kumasi. Mining operations are primarily underground, to a depth of 1.5 kilometres. Obuasi originally opened in 1897.

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

The mineralised rocks have been deeply weathered to below 100 metres in places to form saprolite mineralisation (oxide). With the percentage of available oxide ore decreasing, a feasibility study to consider the exploitation of the fresh rock material was completed in December 2015. The project will upgrade the current plant and enable processing of a combination of oxides and fresh rock material. The plant throughput will remain at 12Mtpa with a flexible design allowing up to 6Mtpa fresh rock to be processed. Targeted fresh rock pits include Kami, Bidini, Tubani, Sintroko, Seguelen and Sokuno. The feasibility study has been approved by AngloGold Ashanti, AGA has concluded successful negotiations with the Government of Guinea of the Convention de Base and access to the required areas has been received so the project will proceed.

MALI

AngloGold Ashanti has interests in three operations in Mali, namely, Sadiola, Yatela and Morila. It manages two of these operations, Sadiola and Yatela.

Mali – Morila

Description

AngloGold Ashanti has an effective 40 percent stake in Morila, as does Randgold Resources Limited (which manages the mine). The state of Mali owns the remaining 20 percent.

The Morila mine has operated since 2001 and is situated 280 kilometres southeast of Bamako, the capital of Mali. When mining concluded in 2009 with the depletion of the orebody, operations at Morila transitioned to stockpile and tailings retreatment. The plant, which incorporates a conventional CIL process with an upfront gravity section to extract the free gold, has annual throughput capacity of 3.7 million tonnes. Power is supplied by a subcontractor.

Geology

The Morila deposit is hosted in a flat lying fold structure which rises sharply to surface in the south and west. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralisation is characterised by silica-feldspar alteration and sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Mali – Sadiola

Description

The Sadiola mine is situated in western Mali, 77 kilometres to the south of the regional capital of Kayes and about 440 kilometres north-west of the capital city of Bamako. The mine is a joint venture between AngloGold Ashanti (41 percent) and IAMGOLD (41 percent) and the government of Mali (18 percent). The Sadiola gold deposit has been mined by the Société d’Exploitation des Mines d’Or de Sadiola S.A. (SEMOS) since 1996. Mining reduced considerably to adapt to the 2014 gold price decrease but continued predominantly in various satellite pits. On-site surface infrastructure includes a 4.9 million tonnes per annum CIP gold plant where the ore is eluted and smelted. Power to the Sadiola mine is self-generated.

From 1996 until 2010, oxide and transitional ore from the Sadiola Hill pit was the primary ore source for the mine while being increasingly supplemented from the outlying satellite pits during the latter years. From 2011 when the Sadiola Main pit was mined out, the satellite pits became the dominant source of oxide and transitional ore. A project is currently under consideration to mine the underlying sulphide ore and upgrade the processing plant to treat the hard sulphide ore. The Company is evaluating the possibility of supplying power to the project through the grid and is negotiating fiscal provisions with the government of Mali.

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

The Yatela mine, which was a heap leach operation, is situated in western Mali, some 25 kilometres north of Sadiola and approximately 50 kilometres south-southwest of the regional capital Kayes. Ore extraction ceased in September 2013 and processing of the stockpiles and heap leach pads ended in the fourth quarter of 2016. The main activity at Yatela is the implementation of the closure plan in order to relinquish the property. Power to the Yatela operation is self-generated.

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

The Geita gold mine is a multiple open pit operation with underground potential and is currently serviced by a 5.1 million tonnes per annum CIL processing plant. Power to the mine is self-generated. In 2015, underground mining commenced at Geita with the development of declines and the opening up of stopes below the Star and Comet pit. The mine is currently evaluating additional underground options to increase production and extend the mine’s life.

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

DEMOCRATIC REPUBLIC OF THE CONGO

Kibali

Description

The Kibali Gold Mine is a Joint venture between AngloGold Ashanti (45 percent), Randgold Resources Limited (45 percent) with Société Miniere de Kilo-Moto SA UNISARL (SOKIMO), a state-owned gold company owning the balance. Randgold Resources is the operator.

Kibali is located in the north-eastern part of the DRC near the international borders with Uganda and Sudan. The mine is located adjacent to the village of Doko, which is located in the west of the project area. Kibali is approximately 210 kilometres by road from Arua, on the Ugandan border and immediately north of the district capital of Watsa. The operations area falls within the administrative district of Haut Uélé in Orientale Province. Power to the mine is self-generated. Gold production began in the fourth quarter of 2013 from open pit operations and underground mining commenced in 2014. It has a processing operation capable of producing an average of 600koz of gold per annum by treating 7.2Mtpa throughput. The processing plant has a capability of processing both oxide and sulphide material.

The shaft reached the completed depth of 751.2m in the first quarter of 2015 and its equipping was completed in the first half of 2016. The first ore from the shaft is expected in the second half of 2017.

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

Open pit production began in 1997 and has now been completed at a final depth of 500m below surface and mining of the Crown Pillar at the base of the 490m deep pit was completed in early 2014. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain.

Power at Sunrise Dam is self-generated and the mine uses natural gas supplied by APA Operations (Pty) Limited.

Geology

Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones and steeply dipping brittle-ductile low strain shear zones. Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Australia - Tropicana

Description

Tropicana, a joint venture between AngloGold Ashanti (70 percent and manager) and Independence Group NL (30 percent), is located 200 kilometres east of Sunrise Dam and 330 kilometres east-northeast of Kalgoorlie. First gold was poured ahead of schedule and on budget in September 2013, following development approval in November 2010. The open pit operation features a large scale, modern processing plant which uses conventional carbon-in-leach technology and includes high-pressure grinding rolls for energy-efficient comminution. Mining is carried out by a contract mining company and the plant, with a nameplate capacity of 5.8Mt per annum, is owner-managed.

The mine is a fly-in fly-out operation, with a mine site village and aviation services operated from Perth and Kalgoorlie. A 220 kilometres private road and the public road network provide access for the delivery of supplies to the operation.

The Tropicana JV includes approximately 1,838km2 of tenure in the prospective Tropicana belt, with active exploration programmes seeking both satellite extensions to the Tropicana Gold Mine and discoveries with standalone potential. A study is currently underway to evaluate possible strip mining of the depth extension of the Tropicana mineralized system, which is expected to be completed in mid 2017.

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

THE AMERICAS

ARGENTINA

Argentina – Cerro Vanguardia

Description

AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia with Fomicruz owning the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits and underground mines. Shallow underground mining began in 2010 to access high-grade material and accounts for about 30 percent of the mine’s production. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product. Ore is processed at either the metallurgical plant which has a capacity of 3,450 dry tonnes per day and includes a cyanide recovery facility or the heap leach operation which started in 2012 to process the low grade material. Power for the mine is self-generated but operated by an external contractor. The mine has been operated by AngloGold Ashanti since 1998.

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

BRAZIL

Brazil – AngloGold Ashanti Córrego do Sítío Mineração (AGA Mineração)

Description

AngloGold Ashanti Córrego do Sítío Mineração (AGA Mineração) comprises two operational units, namely the Cuiabá and the Córrego do Sítío complexes.

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

The Córrego do Sítío (CdS) is located in the Municipality of Santa Bárbara, 60 kilometres east of the city of Belo Horizonte, the capital of Minas Gerais state. The southern portion of this mining complex is referred to as CdS I while the northern portion (formerly known as São Bento) has been renamed CdS II. CdS comprises one surface (oxide) and two sub-level stoping underground (sulphide) mines, as well as a heap leach pad and sulphide plant, the latter originally acquired from Eldorado late in 2008 was refurbished and brought into operation in January 2012. There are two metallurgical plants in CdS: the heap-leach plant for the oxide ore and the sulphide plant. The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, acidulation, pressure oxidation (POX autoclave), CCD (counter current decantation), CIL extraction, elution, neutralisation, electro winning and tailings disposal. The plant and POX circuit have a capacity as of 600ktpy. The heap-leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electro winning. Power is supplied to CdS by Cemig a state owned company.

Geology

The area in which AGA Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes. The host to the gold mineralisation is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at Sabara Municipality, has gold mineralisation associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

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

Brazil – Summary of metallurgical operations

	Córrego do Sítío	Córrego do Sítío	AngloGold Ashanti Mineração		Serra Grande
	Oxide	Sulphide	Cuiabá	Raposos
Capacity (000 tonnes/month)	45	55	150	18	110

ORE RESERVES

The combined Proven and Probable Ore Reserve of the group amounted to 50.0 million ounces as at 31 December 2016.

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

AngloGold Ashanti has standard procedures for the estimation of Ore Reserve. These standard procedures are performed by experienced technical personnel at the mining operations and reviewed by regional and corporate Competent Persons.

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

The gold price used for determining the 2016 and 2015 Ore Reserve are outlined in the following table.

	2016 (3 year average)	2016 (Ore Reserve)	2015 (3 year average)	Units
Ore Reserve Gold Price	1,225	1,100	1,278	US$ per ounce

The Ore Reserve determined from the planning process was then tested for economic viability at the three-year historical average gold price shown in the above table for determining the SEC compliant Ore Reserve. The test indicates the vast majority of the SAMREC/JORC Ore Reserves are economically viable and meet the requirements of the SEC. Therefore the SEC and SAMREC/JORC Ore Reserve are all but identical except for TauTona, Kopanang and AGA Mineração where the three year average exchange rate caused small reductions. The resultant SEC compliant Proven and Probable Ore Reserve is shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserve and Mineral Resource according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code,

2012 edition) and the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition). The SEC’s Industry Guide 7 does not recognise Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resource in this annual report on Form 20-F.

The AngloGold Ashanti Ore Reserve decreased from 51.7Moz in December 2015 to 50.0Moz in December 2016. This gross annual decrease of 1.7Moz includes depletion of 3.9Moz. The balance of 2.2Moz additions in Ore Reserve, results from changes in economic assumptions between 2015 and 2016 of 0.2Moz, whilst exploration and modelling changes resulted in further additions of 2.3Moz. Other factors resulted in a 0.3Moz decrease. The Ore Reserve has been estimated using a gold price of US$1,100/oz (2015: US$1,100/oz).

The principal changes in AngloGold Ashanti’s Ore Reserves as at 31 December 2016, compared with those published as at 31 December 2015, are as follows:

ORE RESERVE		Moz
Ore Reserve as at 31 December 2015		51.7

Depletions		-3.9
	Sub Total	47.8
Additions
Tropicana	Introduction of the Long Island project and the HA04 pit.	1.1
AGA Mineração	Ore Reserve variation due to change in costs and revenue factor as well as minor mining method and revised estimation techniques changes.	0.6
Siguiri	Mainly due to model changes.	0.5
Sunrise Dam	Increase due to revised drill spacing requirements. Vogue ore body had large increase due to the drill spacing change and additional diamond drilling.	0.4
Other	Additions less than 0.3Moz.	0.8
	Sub Total	51.2
Reductions
Kibali	Decrease is the result of a new geological model.	-0.3
Other	Reductions less than 0.3Moz.	-0.9
Ore Reserve as at 31 December 2016		50.0

AngloGold Ashanti strives to actively create value by growing its major asset – the Ore Reserve. This drive is based on a well-defined brownfields and greenfields exploration programme, innovation in both geological modeling and mine planning and optimisation of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below the current infrastructure of underground mines. These include mines in South Africa, Ghana and Brazil.

By-products

Several by-products are recovered as a result of the exploitation of gold Ore Reserve. The by-products include 123.48 million pounds of uranium oxide from the South African operations, 0.46 million tons of sulphur from Brazil and 18.2 million ounces of silver from Argentina.

External reviews of Mineral Resource and Ore Reserve Statement

During the course of 2016, the following operations were subject to an external review in line with the policy that each operation/ project will be reviewed by an independent third party on average once every three years:

•	Mineral Resource and Ore Reserve at South African Surface Operations
•	Mineral Resource and Ore Reserve at AGA Mineração – Córrego do Sítio
•	Mineral Resource and Ore Reserve at Sadiola

The external reviews were conducted by AMEC, Optiro and Snowden respectively. The company has been informed that the external reviews identified no material shortcomings in the process of evaluation of the grade models and estimation of the Ore Reserve.

Competent Persons

The information in this report relating to the Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Ore Reserve information in this report, in the form and context in which it appears. Details of the Competent Persons per operation are given in the Mineral Resource and Ore Reserve Report 2016, which is available on the corporate website. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there is a high probability that these permits will be issued.

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

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website (www.anglogoldashanti.com) and www.aga-reports.com.

Ore Reserve: Imperial	At 31 December 2016
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Recovery Factor	Grade (10)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent	(oz/ton)

South Africa
Vaal River (6)
Kopanang	1.79	0.156	0.28	1.10	0.163	0.18	95.6-95.7 (4)	0.278
Moab Khotsong (2)	2.93	0.249	0.73	15.50	0.276	4.27	95.6-96.4 (4)	0.119-0.170(4)
West Wits
Mponeng (2)	1.34	0.278	0.37	41.47	0.292	12.11	97.4-98.0 (4)	0.122-0.208(4)
TauTona	0.55	0.323	0.18	2.28	0.243	0.55	96.7-97.0 (4)	0.219-0.239(4)

Surface
Surface sources (6) (9)	146.21	0.006	0.92	698.63	0.008	5.48	42.0-92.0 (4)	0.007-0.011(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (11)	2.13	0.055	0.12	32.98	0.122	4.01	84.5-88.9 (4)	0.044-0.070(4)

Ghana
Iduapriem	3.21	0.022	0.07	46.69	0.038	1.77	92.0-96.0 (4)	0.015-0.026(4)
Obuasi (2)	0.00	0.000	0.00	23.49	0.234	5.49	89.0	0.128-0.152(4)

Guinea
Siguiri (85 percent) (3)	28.11	0.019	0.53	76.07	0.025	1.92	88.0-93.0 (4)	0.015-0.022(4)

Mali
Morila (40 percent) (3) (11)	0.00	0.000	0.00	6.81	0.016	0.11	57.0	0.014
Sadiola (41 percent) (3)	0.01	0.069	0.00	34.85	0.052	1.80	75.0-94.0 (4)	0.013-0.023(4)

Tanzania
Geita	0.00	0.000	0.00	18.09	0.109	1.97	89.3-92.7 (4)	0.028-0.131(4)

Australasia
Australia
Sunrise Dam	12.87	0.029	0.37	11.64	0.083	0.97	80.9-85.0 (4)	0.018-0.036(4)
Tropicana (70 percent) (3)	12.10	0.043	0.52	34.27	0.062	2.14	90.0	0.020

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	6.58	0.043	0.28	4.70	0.141	0.66	61.8-95.9 (4)	0.013-0.146(4)

Brazil
AGA Mineraçáo (2) (8)	3.88	0.140	0.55	7.68	0.152	1.16	70.0-93.3 (4)	0.017-0.105(4)
Serra Grande (2)	2.66	0.073	0.19	3.53	0.080	0.28	88.5-94.7 (4)	0.071

Total	224.36	0.023	5.12	1,059.73	0.042	44.87

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor and cut-off grade vary according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 123.48 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 18.24 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.46 million tons of sulphur to be recovered as a by-product.
(9)	Includes Mine Waste Solutions (MWS).
(10)	In-situ cut-off grade.
(11)	Ore Reserve is estimated by Competent Persons employed by Randgold Resources Limited.

Rounding may result in computational differences.

The 2016 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	11.89	0.28	3.32
Mponeng	30.35	0.28	8.56
Obuasi	1.92	0.67	1.29
AGA Mineração	1.97	0.18	0.35
Serra Grande	1.18	0.09	0.10
Total	47.31	0.29	13.63

The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Imperial	At 31 December 2015
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Recovery Factor	Grade (11)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent	(oz/ton)

South Africa
Vaal River (6)
Kopanang	1.90	0.187	0.35	2.01	0.200	0.40	95.3-95.5 (4)	0.278
Moab Khotsong (2) (9)	2.82	0.238	0.67	15.79	0.291	4.59	96.0-96.3 (4)	0.120-0.177(4)
West Wits
Mponeng (2)	1.89	0.233	0.44	42.20	0.291	12.30	97.6-98.2 (4)	0.122-0.208(4)
TauTona	0.74	0.287	0.21	3.82	0.220	0.84	97.0-97.3 (4)	0.228-0.232(4)

Surface
Surface sources (6) (10)	129.5	0.006	0.79	705.90	0.008	5.54	40.0-92.0 (4)	0.006-0.015(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (2) (3) (12)	2.01	0.053	0.11	37.61	0.124	4.66	84.5-88.9 (4)	0.044-0.073(4)

Ghana
Iduapriem	3.68	0.023	0.09	54.28	0.040	2.18	94.5	0.024-0.027(4)
Obuasi (2)	0.00	0.000	0.00	21.55	0.267	5.74	86.9	0.128-0.146(4)

Guinea
Siguiri (85 percent) (3)	29.99	0.018	0.53	66.43	0.023	1.56	88.0-93.0 (4)	0.012-0.021(4)

Mali
Morila (40 percent) (3) (12)	0.00	0.000	0.00	6.82	0.016	0.11	57.0-91.0 (4)	0.014-0.027(4)
Sadiola (41 percent) (3)	0.00	0.000	0.00	27.90	0.060	1.69	75.0-96.0 (4)	0.025-0.032(4)

Tanzania
Geita	0.00	0.000	0.00	26.71	0.097	2.60	89.3-92.7 (4)	0.029-0.048(4)

Australasia
Australia
Sunrise Dam	14.12	0.030	0.43	9.64	0.086	0.82	80.6	0.032
Tropicana (70 percent) (3)	14.48	0.049	0.71	19.50	0.058	1.13	90.3	0.015-0.020(4)

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	8.03	0.028	0.22	8.42	0.119	1.00	61.3-95.4 (4)	0.014-0.131(4)

Brazil
AGA Mineraçáo (2) (8)	3.43	0.151	0.52	6.25	0.163	1.02	65.0-93.3 (4)	0.020-0.132(4)
Serra Grande (2)	2.14	0.084	0.18	2.70	0.090	0.24	88.0-94.0 (4)	0.062

Total	214.46	0.024	5.25	1,057.55	0.044	46.42

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor and cut-off grade vary according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 118.38 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 26.01 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.32 million tons of sulphur to be recovered as a by-product.
(9)	Great Noligwa is reported under Moab Khotsong.
(10)	Includes Mine Waste Solutions (MWS).
(11)	In-situ cut-off grade.
(12)	Ore Reserve is estimated by Competent Persons employed by Randgold Resources Limited.

Rounding may result in computational differences.

The 2015 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	11.29	0.28	3.21
Mponeng	29.63	0.29	8.56
Kibali	16.19	0.17	2.73
Obuasi	2.49	0.63	1.57
AGA Mineração	1.79	0.16	0.29
Serra Grande	0.78	0.12	0.09
Total	62.18	0.26	16.45

The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Metric	At 31 December 2016
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tonnes (6)	Grade	Gold Content	Tonnes (6)	Grade	Gold Content	Recovery Factor	Grade (10)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	(tonnes)	percent	(g/t)

South Africa
Vaal River (5)
Kopanang	1.62	5.36	8.70	1.00	5.57	5.55	95.6-95.7 (4)	9.52
Moab Khotsong (2)	2.66	8.55	22.73	14.06	9.45	132.81	95.6-96.4 (4)	4.07-5.83(4)
West Wits
Mponeng (2)	1.21	9.54	11.57	37.62	10.01	376.64	97.4-98.0 (4)	4.17-7.14(4)
TauTona	0.50	11.07	5.57	2.06	8.32	17.17	96.7-97.0 (4)	7.50-8.18(4)

Surface
Surface sources (5) (9)	132.64	0.22	28.58	633.79	0.27	170.42	42.0-92.0 (4)	0.24-0.38(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (11)	1.94	1.90	3.67	29.92	4.17	124.73	84.5-88.9 (4)	1.52-2.40(4)

Ghana
Iduapriem	2.91	0.76	2.20	42.34	1.30	55.11	92.0-96.0 (4)	0.50-0.90(4)
Obuasi (2)	0.00	0.00	0.00	21.31	8.01	170.74	89.0	4.40-5.20(4)

Guinea
Siguiri (85 percent) (3)	25.50	0.64	16.42	69.01	0.86	59.57	88.0-93.0 (4)	0.53-0.75(4)

Mali
Morila (40 percent) (3) (11)	0.00	0.00	0.00	6.81	0.55	3.37	57.0	0.47
Sadiola (41 percent) (3)	0.01	2.37	0.02	31.62	1.77	55.90	75.0-94.0 (4)	0.45-0.80(4)

Tanzania
Geita	0.00	0.00	0.00	16.41	3.73	61.17	89.3-92.7 (4)	0.95-4.50(4)

Australasia
Australia
Sunrise Dam	11.67	1.00	11.65	10.56	2.86	30.15	80.9-85.0 (4)	0.60-1.23(4)
Tropicana (70 percent) (3)	10.98	1.48	16.22	31.09	2.14	66.48	90.0	0.70

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	5.97	1.47	8.78	4.26	4.85	20.65	61.8-95.9 (4)	0.46-5.00(4)

Brazil
AGA Mineraçáo (2) (8)	3.52	4.81	16.96	6.97	5.20	36.21	70.0-93.3 (4)	0.58-3.61(4)
Serra Grande (2)	2.41	2.51	6.05	3.20	2.75	8.81	88.5-94.7 (4)	2.45

Total	203.54	0.78	159.11	961.37	1.45	1,395.49

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor and cut-off grade vary according to ore type.
(5)

The Vaal Reef Ore Reserve includes 56.0 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 567.38 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.42 million tonnes of sulphur to be recovered as a by-product.
(9)	Includes Mine Waste Solutions (MWS).
(10)	In-situ cut-off grade.
(11)	Ore Reserve is estimated by Competent Persons employed by Randgold Resources Limited.

Rounding may result in computational differences.

The 2016 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	10.79	9.59	103.41
Mponeng	27.53	9.67	266.21
Obuasi	1.74	23.11	40.26
AGA Mineração	1.79	6.03	10.79
Serra Grande	1.07	3.03	3.24
Total	42.92	9.88	423.90

The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Metric	At 31 December 2015
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tonnes (6)	Grade	Gold Content	Tonnes (6)	Grade	Gold Content	Recovery Factor		Grade (11)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	(tonnes)	percent		(g/t)

South Africa
Vaal River(5)
Kopanang	1.72	6.40	11.02	1.83	6.86	12.52	95.3-95.5 (4)		9.52
Moab Khotsong(2)(9)	2.56	8.17	20.90	14.32	9.96	142.67	96.0-96.3 (4)		4.12–6.08(4)
West Wits
Mponeng(2)	1.71	7.98	13.66	38.29	9.99	382.53	97.6-98.2	(4)	4.17–7.14	(4)
TauTona	0.67	9.83	6.56	3.47	7.54	26.16	97.0-97.3 (4)		7.83–7.96(4)

Surface
Surface sources(5)(10)	117.25	0.21	24.70	640.39	0.27	172.20	40.0-92.0 (4)		0.21–0.51(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent)(2)(3)(12)	1.82	1.83	3.34	34.12	4.25	145.07	84.5-88.9 (4)		1.52–2.50(4)

Ghana
Iduapriem	3.34	0.79	2.65	49.24	1.38	67.81	94.5		0.83–0.92(4)
Obuasi(2)	0.00	0.00	0.00	19.55	9.14	178.65	86.9		4.40–5.00(4)

Guinea
Siguiri (85 percent)(3)	27.20	0.61	16.53	60.27	0.80	48.50	88.0-93.0 (4)		0.42–0.72(4)

Mali
Morila (40 percent)(3)(12)	0.00	0.00	0.00	6.19	0.56	3.45	57.0-91.0 (4)		0.49-0.92(4)
Sadiola (41 percent)(3)	0.00	0.00	0.00	25.31	2.07	52.44	75.0-96.0 (4)		0.85–1.10(4)

Tanzania
Geita	0.00	0.00	0.00	24.23	3.33	80.74	89.3-92.7 (4)		1.00–1.63(4)

Australasia
Australia
Sunrise Dam	12.81	1.04	13.29	8.74	2.93	25.63	80.6		1.11
Tropicana (70 percent)(3)	13.14	1.67	21.98	17.69	1.98	35.06	90.3		0.50–0.70(4)

Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(7)	7.29	0.95	6.94	7.64	4.08	31.13	61.3-95.4 (4)		0.47–4.50(4)

Brazil
AGA Mineraçáo(2)(8)	3.11	5.17	16.07	5.67	5.59	31.67	65.0-93.3 (4)		0.70–4.53(4)
Serra Grande (2)	1.94	2.88	5.59	2.45	3.10	7.60	88.0-94.0 (4)		2.11

Total	194.56	0.84	163.24	959.40	1.50	1,443.83

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor and cut-off grade vary according to ore type.
(5)

The Vaal Reef Ore Reserve includes 53.7 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7)	The Ore Reserve contains 808.91 tonnes of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.29 million tonnes of sulphur to be recovered as a by-product.
(9)	Great Noligwa is reported under Moab Khotsong.
(10)	Includes Mine Waste Solutions (MWS).
(11)	In-situ cut-off grade.
(12)	Ore Reserve is estimated by Competent Persons employed by Randgold Resources Limited.

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

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2016

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources (2)	844.84	0.008	6.40

Continental Africa
Ghana
Iduapriem	12.83	0.021	0.27

Guinea
Siguiri (85 percent) (1) (3)	63.33	0.017	1.08

Mali
Morila (40 percent) (1)	6.81	0.016	0.11
Sadiola (41 percent) (1)	5.80	0.033	0.19

Tanzania
Geita	4.35	0.039	0.17

Australasia
Australia
Sunrise Dam	12.87	0.029	0.37
Tropicana (70 percent) (1)	7.09	0.027	0.19

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	7.24	0.019	0.14

Brazil
Serra Grande	0.07	0.058	0.00

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.
(3)	Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2015

	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)

South Africa
Surface sources (2)	835.15	0.008	6.33

Continental Africa
Ghana
Iduapriem	13.30	0.021	0.28

Guinea
Siguiri (85 percent) (1) (3)	65.21	0.017	1.09

Mali
Morila (40 percent) (1)	6.82	0.016	0.11
Sadiola (41 percent) (1)	2.38	0.057	0.14

Tanzania
Geita	7.41	0.033	0.24

Australasia
Australia
Sunrise Dam	14.12	0.030	0.43
Tropicana (70 percent) (1)	7.21	0.030	0.22

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	11.61	0.019	0.22

Brazil
Serra Grande	0.14	0.052	0.01

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.
(3)	Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2016

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources (2)	766.42	0.26	199.00

Continental Africa
Ghana
Iduapriem	11.64	0.72	8.37

Guinea
Siguiri (85 percent) (1) (3)	57.45	0.59	33.71

Mali
Morila (40 percent) (1)	6.18	0.55	3.37
Sadiola (41 percent) (1)	5.26	1.13	5.94

Tanzania
Geita	3.95	1.35	5.33

Australasia
Australia
Sunrise Dam	11.67	1.00	11.65
Tropicana (70 percent) (1)	6.43	0.92	5.95

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	6.57	0.65	4.26

Brazil
Serra Grande	0.06	2.00	0.12

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.
(3)	Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2015

	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)

South Africa
Surface sources (2)	757.64	0.26	196.90

Continental Africa
Ghana
Iduapriem	12.07	0.73	8.82

Guinea
Siguiri (85 percent) (1) (3)	59.16	0.57	33.83

Mali
Morila (40 percent) (1)	6.19	0.56	3.45
Sadiola (41 percent) (1)	2.16	1.96	4.22

Tanzania
Geita	6.72	1.12	7.51

Australasia
Australia
Sunrise Dam	12.81	1.04	13.29
Tropicana (70 percent) (1)	6.54	1.03	6.71

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	10.53	0.65	6.84

Brazil
Serra Grande	0.13	1.80	0.24

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.
(3)	Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Drill hole spacing: Imperial

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 foot grid thereafter	From a 131 x 131 foot spacing up to3281 x 3281 foot spacing
Surface sources	164 x 164 feet to 1050 x 820 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	328 x 328 feet to 984 x 1230 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	16 x 33 feet, 49 x 66 feet	131 x 131 feet
Ghana
Iduapriem	33 x 39 feet, 33 x 49 feet, 66 x 49 feet, 66 x 66 feet, 82 x 82 feet, 164 x 164 feet164 x 246 feet, 328 x 164 feet	164 x 164 feet, 164 x 246 feet, 164 x 328 feet, 328 x 246 feet

Obuasi	33 x 33 feet, 66 x 66 feet, 131 x 66 feet, 164 x 164 feet	98 x 98 feet, 164 x 164 feet, 197 x 197 feet
Guinea
Siguiri	16 x 33 feet, 16 x 39 feet, 33 x 33 feet	66 x 131 feet, 82 x 82 feet, 164 x 82 feet
Mali
Morila	33 x 33 feet	98 x 98 feet, 164 x 328 feet

Sadiola	16 x 33 feet, 20 x 43 feet, 82 x 82 feet	82 x 82 feet, 164 x 82 feet
Tanzania
Geita	16 x 33 feet, 82 x 49 feet	33 x 33 feet, 66 x 66 feet, 82 x 82 feet, 131 x 66 feet, 131 x 131 feet
Australasia
Australia
Sunrise Dam	30 x 33 feet	131 x 66 feet

Tropicana	33 x 39 feet, 82 x 82 feet	164 x 164 feet
Americas
Argentina
Cerro Vanguardia	20 x 49 feet, 39 x 16 feet	131 x 131 feet
Brazil
AGA Mineraçáo	33 x 39 feet, 39 x 43 feet, 66 x 33 feet, 82 x 82 feet, 66 x 98 feet	82 x 131 feet, 66 x 131 feet, 98 x 82 feet, 164 x 98 feet, 164 x 164 feet, 410 x 82 feet, 131 x 197 feet
Serra Grande	33 x 33 feet, 66 x 33 feet	82 x 82 feet, 66 x 164 feet, 131 x 131 feet, 131 x 66 feet

Drill hole spacing: Metric

In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following table of drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 metre spacing on raise lines and on a 5 x 5 metre grid thereafter	From a 40 x 40 metre spacing up to 1000 x 1000 metre spacing
Surface sources	50 x 50 metre to 320 x 250 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	100 x 100 metre to 300 x 375 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	5 x 10 metre, 15 x 20 metre	40 x 40 metre
Ghana
Iduapriem	10 x 12 metre, 10 x 15 metre, 20 x 15 metre, 20 x 20 metre, 25 x 25 metre, 50 x 50 metre,50 x 75 metre, 100 x 50 metre	50 x 50 metre, 50 x 75 metre, 50 x 100 metre, 100 x 75 metre

Obuasi	10 x 10 metre, 20 x 20 metre, 40 x 20 metre, 50 x 50 metre	30 x 30 metre, 50 x 50 metre, 60 x 60 metre
Guinea
Siguiri	5 x 10 metre, 5 x 12 metre, 10 x 10 metre	20 x 40 metre, 25 x 25 metre, 50 x 25 metre
Mali
Morila	10 x 10 metre	30 x 30 metre, 50 x 100 metre

Sadiola	5 x 10 metre, 6 x 13 metre, 25 x 25 metre	25 x 25 metre, 50 x 25 metre
Tanzania
Geita	5 x 10 metre, 25 x 15 metre	10 x 10 metre, 20 x 20 metre, 25 x 25 metre, 40 x 20 metre, 40 x 40 metre
Australasia
Australia
Sunrise Dam	9 x 10 metre	40 x 20 metre

Tropicana	10 x 12 metre, 25 x 25 metre	50 x 50 metre
Americas
Argentina
Cerro Vanguardia	6 x 15 metre, 12 x 5 metre	40 x 40 metre
Brazil
AGA Mineraçáo	10 x 12 metre, 12 x 13 metre, 20 x 10 metre, 25 x 25 metre, 20 x 30 metre	25 x 40 metre, 20 x 40 metre, 30 x 25 metre, 50 x 30 metre, 50 x 50 metre, 125 x 25 metre, 40 x 60 metre
Serra Grande	10 x 10 metre, 20 x 10 metre	25 x 25 metre, 20 x 50 metre, 40 x 40 metre, 40 x 20 metre

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2016, 2015 and 2014.

This item should be read in conjunction with the company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the company also produces silver, uranium oxide and sulphuric acid as by-products. Revenue from the sale of by-products is recognised as a reduction of cost of sales in the consolidated statement of income. By-product revenue amounted to $138 million in 2016 (2015: $127 million; 2014: $130 million) out of total revenue of $4,254 million in 2016 (2015: $4,174 million; 2014: $5,110 million). See “Note 3 – Revenue” to the consolidated financial statements for additional information. The company sells its products on world markets.

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

In particular, AngloGold Ashanti has 17 mines in the four regions comprising open-pit and underground mines and surface metallurgical plants, which are supported by extensive, yet focused exploration activities. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

As at 31 December 2016 the company had on an attributable basis, Proven and Probable Ore Reserves of approximately 50.0 million ounces (including our attributable share of joint ventures). For the year ended 31 December 2016, AngloGold Ashanti had an attributable gold production of approximately 3.6 million ounces (including joint ventures).

AngloGold Ashanti’s costs and expenses consist primarily of total cash costs, amortisation, corporate administration, and other expenses and exploration and evaluation costs. Total cash costs include salaries and wages, stores and other consumables (which include explosives, timber and reagents amongst others), fuel, power and water, contractors’ costs and royalties. The company’s mining operations consist of deep-level underground mines as well as open-pit operations, both of which are labour intensive, therefore salaries and wages are a significant component of total cash costs.

Outlook

Gold production (including joint ventures) for 2017 is forecast to be between 3.60 million and 3.75 million ounces. Capital expenditure is expected to be approximately between $950 million and $1,050 million in 2017, based on the following assumptions: R14.25/$, $/A$0.75, BRL3.40/$ and ARS16.50/$; Brent crude at $58 per barrel.

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

5A. OPERATING RESULTS

INTRODUCTION

The market price of gold continues to be significantly volatile. In the first half of 2016, the market price of gold increased steadily, reaching a high of $1,375 per ounce on 6 July 2016. In the second half of 2016 the gold price decreased to $1,122 per ounce on 15 December 2016, and ended the year at $1,151 per ounce.

The gold price was primarily impacted in 2016 by the fluctuations in the US dollar. The absence of any increase in U.S. interest rates during the first half of 2016 resulted in an increase in the gold price. However as the U.S. economy started to improve during the fourth quarter of 2016 and with the likelihood of an increase in U.S. interest rates in the fourth quarter of 2016, the gold price started to decrease. At the 14 December 2016 Federal Open Market Committee (“FOMC”) meeting U.S. interest rates were increased by 25 basis points. More importantly, the FOMC signalled a more hawkish stance toward the U.S. interest rate environment ahead, signalling the potential for three further rate increases in 2017. This supported the U.S. dollar and placed the gold price under considerable downward pressure.

The increase in the gold price for the first half of the year was driven largely by the increase in demand for Exchange Traded Funds (ETF). In addition, the sharp sell-off in Chinese equities in early 2016, the increased friction between Saudi Arabia and Iran and the vote in favour of the United Kingdom’s exit from the European Union in June 2016 also increased demand for gold. In addition, slow economic growth across the globe in the first half of 2016 despite the attempts by central banks to reflate economies also increased demand for gold. The ETF holdings were up 45 percent at their peak, to 72.8 million ounces. However as the outlook for U.S. economic growth improved in the second half of the year, this demand for gold decreased. Following the U.S. election in November, the demand for gold weakened, diminished further by the higher U.S. interest rates and strong US dollar expectations. The ETF holdings closed the year at 65.02 million ounces, 30 percent higher than the holdings at 1 January 2016 of 50.2 million ounces.

The central bank community (Official Sector), has been an important factor in the demand for gold since 2011. Central banks collectively purchased 566 tonnes of gold in 2015, compared to 383.6 tonnes purchased in 2016 a reduction of 33 percent. Despite this, 2016 was the 7th consecutive year of net purchases by central banks. Central bank purchases in 2016 was led by Russia, China and Kazakhstan. Together they accounted for around 80 percent of the full-year figure.

Sales from central banks were negligible in 2016 at 3.07 tonnes (2015 3.39 tonnes). The bulk of this sale was done by the Bundesbank as part of its gold coin programme.

Demand from the gold jewellery market, dominated by India and China, which together account for almost 60 percent of jewellery demand, was lower than in 2015. In China, households are spending more on luxury items and are investing in property rather than purchasing gold jewellery. Demand in India was negatively impacted by a six week strike by jewellers, increased government regulations such as higher taxes and duties on gold imports, and a poor harvest which led to increased sales of gold by the rural community in order to make up for lost farming income.

The higher gold prices during 2016 resulted in an increase in scrap entering the market. Recycled gold increased by 17 percent to 42.07 million ounces in 2016. Mine supply in 2016 remained virtually unchanged from 2015 with production recorded at 3,236 tonnes and 3,233 tonnes for the two periods respectively.

The average gold price for 2016 was $1,248 per ounce compared to $1,159 per ounce in 2015. The average spot gold price received for AngloGold Ashanti’s gold sales was $1,249 per ounce for the year ending 31 December 2016.

In August 2015, AngloGold Ashanti completed its disposal of Cripple Creek & Victor (CC&V), its sole operation in North America, to Newmont Mining Corporation for proceeds of $819.4 million. See “Item 18: Group Income Statement” for the operating results of the CC&V discontinued operation up to the date of disposal.

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

The proceeds from the sale of CC&V were primarily used to execute a partial tender offer for the company’s long-term debt under its 8.50 percent bonds due in 2020. See “Item 5B: Liquidity and Capital Resources”.

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

The market for gold bullion bar, the company’s primary product, is generally limited to the bullion banks. The number of these banks has declined over the last few years. Additionally, due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power. Approximately 48 percent of the group’s total gold produced was sold to three customers in 2016.

The price of gold is often subject to sharp, short-term changes. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

Yearly average spot gold prices during the three years under review are as follows:

•	2014 - $1,266 per ounce
•	2015 - $1,159 per ounce
•	2016 - $1,248 per ounce

The average of the spot gold price from 1 January 2017 to 22 March 2017 was $1,216.64 per ounce. On 22 March 2017, the afternoon price for gold on the London Bullion Market was $1,249.05 per ounce.

If income from gold sales falls for an extended period below the company’s total cash costs at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue production at some or all of its operations. Declining gold prices may also force a reassessment of the feasibility of a particular exploration or development project or projects, and could lead to the curtailment or suspension of such projects. A sustained decrease in gold prices may force the company to change its dividend payment policies, reduce expenditures and undertake measures to address its cost base. In addition, the use of lower gold prices in Ore Reserve estimates and life-of-mine plans could result in material write-downs of the company’s investment in mining properties and increase amortisation, rehabilitation and closure charges.

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) decreased from 3.8 million ounces in 2015 (excluding discontinued operations) to 3.6 million ounces in 2016. The decrease in production levels is due to a variety of factors, as follows:

•	South Africa: 37,000oz or four percent decline in production in 2016 primarily due to safety related stoppages across the regional portfolio as well as lower volumes mined and grades mined.
•

Continental Africa: 114,000oz or eight percent decline in production primarily due to the transitioning of Obuasi into a care and maintenance phase in 2016, planned lower grades at Geita and lower grades at Kibali.

•	Australasia: 41,000oz or seven percent decline in production primarily due to lower planned grades mined at Tropicana in 2016.
•	Americas: 11,000oz or one percent decline in production primarily due to lower grades at AGA Mineração in 2016.

Foreign exchange fluctuations

Total cash costs in all business segments are for local procurement largely incurred in local currency where the relevant operation is located. US dollar denominated total cash costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentinian Peso, Ghanaian Cedi and other local currencies. As set out below, during the year ended 31 December 2016, the US dollar strengthened and the South African Rand, Australian dollar, Brazilian Real and Argentinean Peso weakened, which had a favourable impact on AngloGold Ashanti’s US dollar denominated total cash costs.

Average annual exchange rates to the US dollar	2016	2015	2014
South African Rand	14.68	12.77	10.83
Brazilian Real	3.48	3.33	2.35
Australian Dollar	1.35	1.33	1.11
Argentinian Peso	14.78	9.26	8.12

In 2016, the company derived 70 percent (63 percent including joint ventures) of its revenues from South Africa, Brazil, Australia and Argentina, and incurred 72 percent (64 percent including joint ventures) of its total cash costs in South Africa, Brazil, Australia and Argentina. A one percent strengthening of these local currencies against the US dollar will result in an increase in total cash costs incurred of about $20 million or $6 per ounce.

Certain exchange controls were in force in emerging markets in which the company operates during the period under review, including, for example, South Africa and Argentina. In the case of South Africa, although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The government has indicated its intention to relax exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D: Exchange controls”. Funds in bank accounts in Argentina were subject to regulatory approvals before such funds could be transmitted until a new government elected in November 2015 started the process of easing controls and returning to an open economy and free market. In 2016 the requirement to receive regulatory approval was lifted and over the course of 2016 the group was able to remit funds from Argentina.

Total cash costs and effects of inflation

Total cash costs include salaries and wages, stores and other consumables (which include explosives, timber and reagents among others), fuel, power and water, contractors’ costs and royalties. The mining industry continues to experience price inflation for costs of inputs used in the production of gold, which leads to higher total cash costs reported by many gold producers.

AngloGold Ashanti is unable to control the prices at which it sells its gold. Accordingly, in the event of significant inflation in South Africa or, to a lesser extent, Brazil, Argentina or Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the company’s results and financial condition.

AngloGold Ashanti employs over 52,000 people globally, most of whom are members of trade unions, particularly in South Africa, Continental Africa and the Americas. Salaries and wages account for a significant component of local total cash costs and are impacted by annual wage increases.

Energy costs, comprising power, fuel and lubricants, are another material component of total cash costs. Due to the remote location of some of its mines in Continental Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of oil has recently been volatile, fluctuating between $25 and $55 per barrel of Brent crude in 2016. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average total cash costs of all its operations increases by about $3 million or $0.76 per ounce, with the total cash costs of certain of the company’s mines, particularly Geita, Siguiri, Sadiola and Kibali, which are more dependent on fuel, being more sensitive to changes in the price of oil. Energy costs, even in business segments which are supported by grid power, like South Africa, have increased considerably over the three year period, with price increases from Eskom (South Africa’s power utility) that exceeded average inflation. These increases have adversely impacted total cash costs.

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

Royalties (excluding joint ventures), which are generally calculated as a percentage of revenue, varied over the past three years from $129 million incurred in 2014 to $100 million incurred in 2015 and $105 million in 2016, primarily due to the variations in the spot gold prices and production.

Royalties are likely to continue to vary in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Rehabilitation costs

Total provisions for decommissioning and for restoration (excluding joint ventures) totalled $683 million in 2015 and $705 million in 2016. The change is attributable to unwinding of discount rate, changes in discount rates based on global economic assumptions and changes in mine plans and in the design and processes of tailings storage facilities complying with requests from the environmental regulatory authorities.

Amortisation of tangible assets

Amortisation of tangible assets increased during the 2014 – 2016 period, from $749 million to $789 million, largely due to increased production at Geita and Cerro Vanguardia, the exchange rate impact on additions at Córrego do Sítío and the effect of moving between open pit and underground operations at Sunrise Dam. The increase in amortisation was partly offset by the transition of Obuasi into care and maintenance, assets written off in 2015 at Iduapriem, a decrease in South Africa due to lower production and by the weakening of local currencies against the US dollar.

Exploration and evaluation costs

The company has incurred exploration expenditure during the years ended 31 December 2014, 2015 and 2016 in order to replenish depleting Ore Reserves and bring new ore bodies into pre-feasibility or feasibility. The exploration costs incurred over the last three fiscal years amounted to $142 million in 2014, $132 million in 2015 and $133 million in 2016. Exploration expenditure has been reduced since 2014, with a significant cut back in greenfields exploration as well as prefeasibility studies.

Corporate administration, marketing and other expenses

The corporate administration, marketing and other expenses incurred amounted to $92 million in 2014, $78 million in 2015 and $61 million in 2016. The costs were lower in 2016 due to reduced labour costs, consultancy and travel costs, aided by the effects of the weaker Rand.

Special items

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

When reviewing goodwill and other tangible assets for impairment, AngloGold Ashanti’s assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term real gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long term real gold price of $1,212 per ounce in 2016 and $1,179 per ounce in 2015, were based on a range of economic and market conditions, which were, at that time, expected to exist over the remaining useful life of the assets.

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

The actual spot gold price averaged $1,248 per ounce in 2016 and $1,159 per ounce in 2015. The gold price in 2017 has been subject to volatile short term swings and has averaged $1,216.64 per ounce from 1 January 2017 to 22 March 2017 and closed at $1,249.05 per ounce on 22 March 2017.

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

Taxation

Taxation decreased over the period 2014 - 2016 from an expense of $225 million in 2014 to an expense of $189 million in 2016. The decrease is mainly due to lower deferred taxation from foreign exchange movements on the valuation of non-monetary items in Brazil and Argentina, partly offset by an increase in current taxation mainly due to higher earnings.

Taxation is likely to continue to be volatile in the coming years, as host governments in a number of jurisdictions increasingly seek to obtain a higher share of revenue by increasing rates of existing taxes and introducing new taxes on gold mines.

Business combinations

The global gold mining industry has experienced active consolidation and rationalisation in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in assessing a number of acquisitions, dispositions and joint ventures as part of this global trend and to identify value-adding business combinations and acquisition opportunities, where appropriate.

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

Comparison of operating performance in 2016, 2015 and 2014

The following table presents selected operating data for the AngloGold Ashanti group for the three-year period ended 31 December 2016:

Operating data for AngloGold Ashanti	Year ended December 31
	2016	2015	2014
Total attributable gold production (thousand ounces)(1)	3,628	3,947	4,436
Total attributable gold sold (thousand ounces)(1)	3,590	3,965	4,454

(1)	Including discontinued operations.

Attributable gold production

Production in 2016

For the year ended 31 December 2016, AngloGold Ashanti’s total attributable gold production of 3.63 million ounces was 320,000 ounces, or eight percent, lower than the 2015 production of 3.95 million ounces which included discontinued operations.

In South Africa, gold production decreased by four percent, or 37,000 ounces, in 2016 as compared to 2015. The lower production was due to safety stoppages and lower grades at Tau Tona and Kopanang. The decrease in production was partially offset by higher production at Moab Khotsong and Mponeng due to less safety stoppages in 2016 and higher grades at Moab Khotsong and higher volumes treated at Mponeng.

Production decreased by eight percent, or 114,000 ounces, in 2016, as compared to 2015, in Continental Africa. The decrease was due to the cessation of tailings treatment at Obuasi, lower grades mined at Geita and Kibali, and Morila transitioning to end-of-life treating marginal and tailings grade. The decrease was partially offset by higher production at Iduapriem due to higher grades and an improvement in tonnage throughput in the plant.

Production decreased by seven percent, or 40,000 ounces, in 2016, as compared to 2015, in Australia mainly due to lower planned grades mined at Tropicana. The decrease was partially offset by higher production at Sunrise Dam due to higher tonnes treated.

In the Americas region, production decreased by one percent, or 11,000 ounces (excluding discontinued operations) in 2016 as compared to 2015. The decrease was mainly due to lower grades as a result of operational and geotechnical issues in Brazil at AGA Mineração. The decrease was partially offset by a slight increase in production at Cerro Vanguardia as a result of higher tonnes treated.

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

Production decreased by 10 percent, or 162,000 ounces, in 2015, as compared to 2014, in Continental Africa mainly due to Obuasi moving into limited operations in 2015, the sale of Navachab in Namibia in June 2014 and lower tonnes and grades at Siguiri. The decrease was partially offset by higher production in Kibali due to higher tonnes treated and higher production in Geita due to higher grades.

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

Comparison of financial performance in 2016, 2015 and 2014

Financial performance of AngloGold Ashanti	Year ended 31 December
(in millions)	2016	2015	2014
Gold income	4,085	4,015	4,952
Cost of sales	(3,263)	(3,294)	(3,972)
Other expenses	(564)	(552)	(785)
Share of associates and joint ventures’ profit (loss)	11	88	(25)
Taxation expense	(189)	(211)	(225)
Net profit attributable to non-controlling interests	17	15	19
Net profit (loss) attributable to equity shareholders – Continuing operations	63	31	(74)
Net (loss) profit attributable to equity shareholders – Discontinued operations	-	(116)	16

Comparison of total cost of sales in 2016, 2015 and 2014

The following table presents cost of sales from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2016:

Cost of sales for AngloGold Ashanti	Year ended December 31
	2016	2015	2014
Total cost of sales	3,263	3,294	3,972
Inventory change	38	(23)	(28)
Amortisation of tangible assets	(789)	(737)	(749)
Amortisation of intangible assets	(20)	(40)	(34)
Retrenchment costs	(14)	(11)	(24)
Rehabilitation and other non-cash costs	(43)	10	(66)

Total cash costs	2,435	2,493	3,071
Royalties	(105)	(100)	(129)
Other cash costs	(24)	(27)	(28)

	2,306	2,366	2,914
By-products revenue	138	127	130

Cash operating costs	2,444	2,493	3,044

Comparison of financial performance in 2016 with 2015

Our gold income is only materially impacted by price and volume variances. All of our costs are impacted by the consequences of average exchange rate movements.

When comparing the results of operations for 2016 to 2015 for costs the investor is referred to “Item 5A – Foreign exchange fluctuations” where we report on exchange fluctuations and the average exchange rates in the South African Rand, Brazilian Real, Australian Dollar and the Argentinean Peso which will have effects on the various components that make up our costs based on the level; of local procurement of each of these costs.

Gold income

Gold income increased by $70 million, or two percent, from $4,015 million in 2015 to $4,085 million in 2016. This increase was due to the increase in the gold price received of $91 per ounce, or eight percent, from $1,158 per ounce during 2015 to $1,249 per ounce in 2016. The increase in the price of gold resulted in an increase in gold income of $299 million. The increase was partially offset by a 270,000 ounce decrease in gold sold from continuing operations, which resulted in a decrease in gold income of $229 million.

Gold income from the South African operations in 2016 increased by $41 million, or four percent, to $1,173 million from $1,132 million in 2015, mainly as a result of the increase in the gold price received, which resulted in an increase in gold income of $87 million. The increase was partially offset by a decrease in gold sold of 40,000 ounces, primarily as a result of safety stoppages and lower grades at Tau Tona and Kopanang, which accounted for $46 million of the decrease.

Gold income from the Continental Africa operations decreased by $20 million, or two percent, to $1,250 million in 2016 from $1,230 million in 2015, mainly as a result of the decrease in gold sold of 93,000 ounces, which resulted in a decrease of gold income of $110 million. The decrease in production was mainly due to the cessation of tailings treatment at Obuasi and lower grades mined at Geita. The decrease was partially offset by the increase in the gold price received which resulted in an increase in gold income of $90 million.

Gold income from Australia decreased by $20 million, or three percent, from $666 million in 2015 to $646 million in 2016. The decrease was due to the 56,000 ounce decrease in gold sold in 2016, which resulted in a decrease in gold income of $67 million. The decrease in production was mainly as a result of lower planned grades mined at Tropicana. The decrease was partially offset by the increase in the gold price received which resulted in an increase in gold income of $47 million.

Gold income from the Americas operations increased by $69 million, or seven percent, from $967 million in 2015 to $1,036 million in 2016, mainly as a result of the increase in the gold price received, which resulted in an increase in gold income of $75 million. The increase was partially offset by a decrease in gold sold of 21,000 ounces, primarily at AGA Mineração, as a result of lower grades due to operational and geotechnical issues which accounted for $6 million of the decrease in gold income.

Cost of sales

Cost of sales decreased from $3,294 million in 2015 to $3,263 million in 2016, which represents a $31 million or one percent decrease. The decrease was primarily due to the $61 million inventory change in 2016 as a result of an increase in related total cash costs and amortisation of tangible and intangible assets directly related to the production of inventory, being deferred into inventory at year end. This overall decrease in cost of sales was offset by an increase in total amortisation costs of $32m from $777m in 2015 to $809m in 2016. The increase in royalties of $5m is due to the increase in revenue due to the higher gold price achieved in 2016 than 2015. In addition, rehabilitation and other non-cash costs increased by $53m from a credit of $10m in 2015 to a cost of $43m. This increase arose from the changes to cash flows, inflation rates and discount rates compared to 2015. The $49m decrease in cash operating costs from $2,493 million to $2,444 million, was primarily due the weakness in local currencies and was partially offset by inflationary increases. By-product revenue increased due to higher volumes sold as well as higher average prices received for silver.

In South Africa cost of sales decreased from $1,083 million in 2015 to $1,041million in 2016, which represents a $42 million or four percent decrease. The decrease was mainly due to the weakening of the rand, which was partially offset by an increase in production costs in the local currency.

In Continental Africa cost of sales decreased from $969 million in 2015 to $925 million in 2016, which represents a $44 million or five percent decrease. The decrease was mainly due to decreases in labour costs, fuel and power costs, and contractor costs, partially offset an increase in amortisation of tangible assets.

In Australasia cost of sales increased from $525 million in 2015 to $540 million in 2016, which represents a $15 million or three percent increase. The increase was mainly due to an increase in fuel and power which was partially offset by an increase in labour costs.

In the Americas cost of sales increased from $719 million in 2015 to $752 million in 2016, which represents a $33 million or five percent increase. The increase was mainly due an increases in services costs and amortisation of tangible assets which were partially offset by an increase in by-product revenue from silver which was due to higher volumes sold as well as a higher average silver price received in 2016.

Total cash costs

Total cash costs decreased from $2,493 million in 2015 to $2,435 million in 2016, which represents a $58 million, or two percent, decrease. The decrease was primarily due to a decrease in salaries and wages costs, fuel and power costs, contractor costs and service related costs. The decrease was partially offset by an increase in stores and other consumables costs, retrenchment costs and rehabilitation costs.

Labour costs decreased from $869 million in 2015 to $859 million in 2016, which represents $10 million, or one percent, decrease.

In South Africa labour increased by $4 million, or one percent, from $424 million in 2015 to $428 million in 2016 mainly due to $7 million bonuses paid at Mponeng. The increase was partially offset by the weaker exchange rate.

In Continental Africa labour decreased by $8 million, or six percent, from $141 million in 2015 to $133 million in 2016 mainly due to Obuasi transferred to care and maintenance and a decrease at Siguiri.

In Australia labour decreased by $5 million, or eight percent, from $64 million in 2015 to $59 million in 2016.

In the Americas labour remained unchanged at $237 million.

Consumable stores increased from $519 million in 2015 to $534 million in 2016, which represents a $15 million, or three percent, increase. Other material increased by $17 million across the group. The increase was partially offset by weaker local currencies.

Fuel and power costs decreased from $443 million in 2015 to $414 million in 2016, which represents a $29 million, or seven percent, decrease.

The decrease was mainly due to the average $9 dollar per barrel, or 17 percent, decrease in oil prices which resulted in fuel cost decreasing across the group by $34 million, or 28 percent, from $124 million to $90 million.

The decrease was partially offset by a $10 million increase in power costs. Power costs increased by $18 in Australia mainly at Tropicana due to annual rate increases and the use of gas to generate power. In the Americas power increased by $6 million mainly at Serra Grande and AGA Córrego do Sítío Mineração. The increase was partially offset by a decrease in power costs due to lower production mainly in South Africa and Continental Africa.

Contractor costs decreased from $460 million in 2015 to $443 million in 2016, which represents a $17 million, or four percent, decrease which largely due to a decrease in contractor costs in Australia due to deferred stripping costs capitalised in 2016 which were expensed in 2015 which was partially offset by increases in contractor costs in Continental Africa.

Service and other charges decreased from $184 million in 2015 to $170 million in 2016. This decrease was mainly due to lower ore stockpile adjustments and write-off in the 2016 compared to 2015.

Revenue from by-products, included in total cash costs, increased from $127 million in 2015 to $138 million in 2016. The increase was mainly due to an increase in revenue from silver sales that increased from $72 million in 2015 to $99 million in 2016. Silver sold increased from 4.3 million ounces in 2015, at an average price of $17 per ounce, to 5.3 million ounces in 2016, at an average price of $19 per ounce. The increase was mainly at Cerro Vanguardia. The increase was partially offset by a $16 million decrease in uranium revenue in South Africa at Kopanang and Moab Khotsong.

Royalties, which are generally calculated as a percentage of revenue, increased from $100 million in 2015 to $105 million in 2016, primarily due to an increase in the spot gold prices offset by a decrease in production.

Retrenchment costs

Retrenchment costs included in cost of sales increased from $11 million in 2015 to $14 million in 2016, which represents a $3 million, or 27 percent, increase. Retrenchment costs recorded for the year ended 31 December 2016 resulted from the rationalisation of operations in the South African region partially offset by a decrease in the South American region.

Rehabilitation costs

Rehabilitation costs increased from a credit of $25 million in 2015 to a charge of $17 million in 2016, which represents a $42 million increase. The increase was due to changes to cash flows, inflation rates and discount rates compared to 2015.

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense increased by $32 million, or four percent, to $809 million in 2016 from $777 million in 2015. Amortisation of tangible assets increased by $52 million largely due to higher deferred stripping amortisation at Geita due to higher tonnes mined resulting from a change in the mine plan, higher amortisation at Cerro Vanguardia and at Sunrise Dam due to higher production. The increase was partially offset by an allocation of amortisation costs to care and maintenance costs in 2016 due to the transitioning of Obuasi into care and maintenance. Amortisation of intangible assets is $20 million lower than 2015 mainly due to decreased amortisation of software and licenses at the South African operations.

Other expenses

Other operating expenses increased from $96 million in 2015 to $110 million in 2016, which represents a $14 million, or 15 percent increase. The increase was mainly due to an increase in pension and medical fund provisions of $7 million and government fiscal claims and tailing operations of $7 million. Corporate expenses decreased by $17 million in 2016 compared to 2015 as a result of ongoing cost-cutting measures implemented in the company. Exchange losses increased by $71 million as a result of changes in currencies in which the company transacts.

Special items

Special items decreased from $71 million in 2015 to $42 million in 2016, which represents a $29 million, or 41 percent, decrease. This decrease was mainly due to a decrease of repurchase premium and cost on settlement of bonds of $31 million and a decrease in impairments of $17 million not repeated in 2015, offset by a decrease in indirect tax recoveries of $18 million not repeated in 2015.

Finance costs and unwinding of obligations

Finance costs decreased by $65 million, or 29 percent, to $158 million in 2016, compared to $223 million in 2015. The decrease was mainly due to a reduction of $65 million of interest attributable to the redeemed $1.25 billion 8.5 percent bond issued in July 2013. Unwinding of obligations expense of $22 million was recorded in 2016 compared with $22 million in 2015.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit decreased to $11 million in 2016 compared to $88 million in 2015, mainly as a result of the decrease in operating profits due to an increase in operating costs and a decrease in revenue due to lower production partially offset by an increase in the gold price received. Net impairments reversals decreased to $6 million in 2016 from $24 million in 2015.

Taxation

A taxation expense of $189 million was recorded in 2016, compared to an expense of $211 million in 2015. Charges for current tax in 2016 amounted to $234 million, compared to $192 million in 2015. The increase in tax is mainly due to higher current tax in Argentina, Ghana and Guinea based on higher earnings. Charges for deferred tax in 2016 amounted to a net deferred tax benefit of $45 million compared to a net deferred tax expense of $19 million in 2015. The decrease in deferred taxation is largely due to foreign exchange effects on the translation of non-monetary items in Brazil and Argentina and adjustments on taxable items in North America and Australia, partly offset by an increase in deferred tax in South Africa.

Comparison of financial performance in 2015 with 2014

Gold income

Gold income decreased by $937 million, or 19 percent, from $4,952 million in 2014 to $4,015 million in 2015. This decrease was due to the 395,000-ounce decrease in production from continuing operations, which resulted in a decrease in gold income of $458 million, and the decrease in the average spot price of gold of $107 per ounce, or eight percent, from $1,266 per ounce during 2014 to $1,159 per ounce in 2015. The decrease in the price of gold resulted in a decrease in gold income of $452 million.

Gold income from the South African operations in 2015 decreased by $395 million, or 26 percent, to $1,132 million from $1,527 million in 2014, mainly as a result of the decrease in production of 219,000 attributable ounces, primarily as a result of safety related stoppages across the regional portfolio as well as lower volumes and grade mined, which accounted for $253 million of the decrease in gold income. Gold income further decreased as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of $131 million.

Gold income from the Continental Africa operations (including associates and equity accounted joint ventures) decreased by $381 million, or 18 percent, to $1,724 million in 2015 from $2,105 million in 2014, mainly as a result of the decrease in production of 163,000 attributable ounces, which resulted in a decrease of gold income of $188 million. The decrease in production was mainly due to Obuasi moving into a limited operations phase in 2015. Gold income further decreased as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of $171 million.

Gold income from Australia decreased by $119 per ounce, or 15 percent, from $785 million in 2014 to $666 million in 2015. The decrease was due to the 59,000-ounce decrease in production in 2015, which resulted in a decrease in gold income of $69 million. The decrease in production was mainly as a result of lower grades mined at Sunrise Dam. Gold income further decreased as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of $66 million.

Gold income from the Americas operations decreased by $37 per ounce, or four percent, from $1,004 million in 2014 to $967 million in 2015 mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in gold income of $84 million. The decrease was partially offset by an increase in production of 46,000 attributable ounces, which resulted in an increase in gold income of $53 million. The increase in production was mainly due to higher tonnes treated and higher grades mined at Cerro Vanguardia.

Cost of sales

Cost of sales decreased from $3,972 million in 2014 to $3,294 million in 2015, which represents a $678 million or 17 percent decrease which was largely due to the $551 million decrease in cash operating costs which was as a result of Obuasi mine being put into limited production during the course of 2015.

In addition, there were further decreases in royalties, retrenchment costs, total amortisation and rehabilitation and other non-cash costs. The latter resulted in a credit movement of $76 million from a charge of $66 million in 2015 to a credit of $10 million in 2016. This decrease arose from the changes to cash flows, inflation rates and discount rates compared to 2015.

Total cash costs

Total cash costs decreased from $3,071 million in 2014 to $2,493 million in 2015, which represents a $578 million, or 19 percent decrease. The decrease was primarily due to a decrease in salaries and wages costs, stores and other consumables costs, fuel and power costs, contractor costs, service related costs, retrenchment costs and rehabilitation costs.

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

Service related costs decreased from $255 million in 2014 to $184 million in 2015, which represents a $71 million, or 28 percent, decrease. This decrease was mainly due to a decrease of services costs at the South African operations, at Obuasi, Serra Grande and Córrego do Sítio and other cash costs at the South African operations and Australia. The decrease was partially offset by a reduction of Capital Ore Reserve Development credits at the South African operations and Obuasi in Ghana.
Retrenchment costs

Retrenchment costs included in cost of sales decreased from $24 million in 2014 to $11 million in 2015, which represents a $13 million, or 54 percent, decrease. Retrenchment costs recorded for the year ended 31 December 2015 resulted from the rationalisation of operations in the South African, Americas, Australia and Continental Africa regions.

Rehabilitation costs

Rehabilitation costs decreased from $66 million in 2014 to a credit of $10 million in 2015, which represents a $76 million decrease. The decrease was due to changes to cash flows, inflation rates and discount rates compared to 2014.

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense decreased by $6 million, or one percent, to $777 million in 2015 from $783 million in 2014. Amortisation of tangible assets decreased by $12 million largely due to lower amortisation at the South African operations following fatalities and safety stoppages that impacted the production profile and depreciation charge, as well as lower production at Sunrise Dam and Tropicana. The decrease was partly offset by higher amortisation at Geita due to higher production and higher deferred stripping amortisation resulting from a change in mining strategy, higher deferred stripping amortisation at Cerro Vanguardia due to increased ore production, higher amortisation at Córrego do Sítío due to higher production, additional capital expenditure and lower Ore Reserves and higher amortisation at Iduapriem due to higher production. Amortisation of intangible assets is $6 million higher than 2014 due to the amortisation of software and licenses across the Brazilian operations.

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

The $1.25 billion bonds which were partially redeemed during 2015 incurred a settlement premium of $61 million and a fair value movement on the bonds of $83 million was recognised in the income statement.

Special items

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

Share of associates and joint ventures’ profit

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

Capital expenditure

The following table presents capital expenditure data for the AngloGold Ashanti group for the three-year period ended 31 December 2016:

Capital expenditure data for AngloGold Ashanti	Year ended December 31
	2016	2015	2014
Capital expenditure (million US dollars)	811	857	1,209
- Consolidated entities	711	726	1,018
- Equity accounted joint ventures	100	131	191

Total capital expenditure was $811 million in 2016 compared to $799 million (excluding discontinued operations) in 2015. This represents a $12 million, or two percent, increase from 2015. The increase in capital expenditure during 2016 is due to increased capital expenditure on existing operations ($65 million) partially offset by reduced expenditure on growth related projects ($53 million). Capital expenditure increased at Tropicana, in Australia, by $28 million due to an increase in deferred waste stripping of $18 million and more spend on sustaining capital of $10 million. Capital expenditure increased by $33 million at Córrego do Sítío due to the raising of the tailings dam, an increase in stay in business spending, an increase in primary development and exploration cost partially offset by the weakening of the local currency against the US dollar. Capital expenditure increased by $10 million at Serra Grande due to increased ore reserve development and the conversion of the leaching process, partially offset by the weakening of the local currency against the US dollar. Capital expenditure increased by $30 million at Siguiri due to cost incurred relating to the combination plant project and sustainability project. The increase in capital expenditure was partially offset by a decrease of $24 million in South Africa due to a weaker exchange rate, a decrease of $17 million at Obuasi due to the mine transitioning to care and maintenance, a decreased of $32 million at Kibali due to decreased spending on growth projects partly offset by higher ore reserve development and a decrease of $8 million at Cerro Vanguardia mainly due to a weaker local exchange rate.

Total capital expenditure was $857 million in 2015 compared to $1,209 million in 2014. This represents a $352 million, or 29 percent, decrease from 2014. The decrease in capital expenditure during 2015 relates to reduced capital expenditure on existing operations ($177 million) and growth related projects ($175 million). Capital expenditure decreased at Cripple Creek & Victor by $111 million due to the mine being sold in August 2015, at Córrego do Sitió by $38 million due to capital savings mainly related to the Cuiabá tailings dam, at Obuasi by $59 million due to current operations reduced to limited operation status, at Kibali by $55 million due to the completion of the sulphide plant and infrastructure in 2014 and in the South Africa region by $58 million due to regulatory stoppages limiting access to working areas, Phase 1 project operational delays, deferral of equipment deliveries and slower than anticipated mechanised support installation. Capital expenditure also decreased due to the weakening of local currencies.

Comparison of financial performance on a segment basis for 2016, 2015 and 2014

The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2016		2015		2014
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
South Africa	1,173	29	1,132	27	1,527	29
Continental Africa	1,663	41	1,724	42	2,105	40
Australasia	646	16	666	16	785	15
Americas	1,036	25	967	23	1,004	19
	4,518		4,489		5,421
Less : Associates and equity accounted joint ventures included above	(433)	(11)	(474)	(11)	(469)	(8)
Continuing operations	4,085		4,015		4,952
Discontinued operations	-	-	137	3	266	5
	4,085	100	4,152	100	5,218	100

Assets

(in millions)	Year ended 31 December
	2016		2015		2014
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
South Africa	1,818	26	1,629	22	2,124	23
Continental Africa	3,090	43	3,121	43	3,239	36
Australasia	804	11	837	12	906	10
Americas	1,273	18	1,341	18	2,409	26
Other, including non-gold producing subsidiaries	168	2	356	5	456	5
Total assets	7,153	100	7,284	100	9,134	100

At 31 December 2016, 26 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 22 percent at the end of 2015. The remaining operations collectively accounted for 74 percent of AngloGold Ashanti’s total assets at 31 December 2016 compared to 78 percent at the end of the same period in 2015.

At 31 December 2015, 22 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 23 percent at the end of 2014. The remaining operations collectively accounted for 78 percent of AngloGold Ashanti’s total assets at 31 December 2015 compared to 77 percent at the end of the same period in 2014.

Non-GAAP analysis

Reconciliation of all-in sustaining costs and all-in costs to cost of sales per the financial statements

During June 2013, the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides in this annual report on Form 20-F, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is an extension of the existing “total cash cost” metric and incorporates all costs related to sustaining production and in particular, recognises the sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold. “All-in cost” includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in cost per ounce” is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

Reconciliation of total cash costs to financial statements

Total cash costs are calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and are non-GAAP measures. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

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

All-in sustaining costs, all-in sustaining costs per ounce, all-in costs, all-in costs per ounce, total cash costs and total cash costs per ounce should not be considered by investors in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the company’s performance. While the WGC has published guidance on how to define all-in sustaining costs and all-in costs and the Gold Institute has provided definitions for the calculation of total cash costs, the calculation of these metrics may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.

However, AngloGold Ashanti believes that all-in sustaining costs, all-in costs and total cash costs in total by mine and per ounce by mine, are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;
•	the trend in costs as the mining operations mature over time on a consistent basis; and
•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to all-in sustaining costs, all-in costs and total cash costs for each of the three years in the period ended 31 December 2016 is presented below. In addition, the company has provided below detail of the attributable ounces of gold produced and sold by mine for each of those periods.

The following table presents selected operating data for the AngloGold Ashanti group for the three-year period ended 31 December 2016:

Operating data for AngloGold Ashanti	Year ended December 31
	2016	2015	2014
Total cash costs (million US dollars) – per financial statements(1)	2,435	2,493	3,071
All-in sustaining costs ($/oz)(2)	986	910	1,020
All-in costs ($/oz)(2)	1,071	1,001	1,114
Total cash costs ($/oz)(2)	744	712	785
- Equity accounted joint ventures	100	131	191

(1)	Excludes discontinued operations.
(2)	All-in sustaining costs, all-in costs and total cash costs are non-GAAP measures.

Total all-in sustaining costs, all-in costs and total cash costs

For a detailed reconciliation of all-in sustaining costs, all-in costs and total cash costs see “Operations” tables.

Comparison of all-in sustaining costs in 2016 with 2015

All-in sustaining costs per ounce (excluding stockpile impairments) in South Africa decreased in 2016 by $7 per ounce, or one percent, to $1,081 per ounce from $1,088 per ounce in 2015. The decrease was a result of the weakening of the rand. The decrease was partially offset by a 40,000-ounce decrease in gold sold.

In Continental Africa, all-in sustaining costs (excluding stockpile impairments) increased by $89 per ounce, or 11 percent, to $904 per ounce in 2016 from $815 per ounce in 2015. This increase was mainly due to a 93,000-ounce decrease in gold sold (excluding pre-production ounces) and an increase in sustaining capital expenditure due to increased spending on Kibali. The increase was partially offset by a decrease in cost of sales.

In the Americas, all-in sustaining costs (excluding stockpile impairments) increased by $83 per ounce, or 10 percent, to $875 per ounce in 2016 from $792 per ounce in 2015. This increase was mainly due to an increase in costs of sales, sustaining capital expenditure and a decrease of 21,000-ounces in gold sold in 2016.

In Australia, all-in sustaining costs increased by $192 per ounce, or 22 percent, to $1,067 per ounce in 2016 from $875 per ounce in 2015. This increase was mainly due to an increase in costs of sales, sustaining capital expenditure and a decrease of 56,000-ounces in gold sold in 2016.

Comparison of all-in costs in 2016 with 2015

All-in costs per ounce (excluding stockpile impairments) in South Africa decreased by $9 per ounce, or one percent, to $1,122 per ounce in 2016 from $1,131 per ounce in 2015. The decrease was a result of the weakening of the rand. The decrease was partially offset by a 40,000-ounce decrease in gold sold.

In Continental Africa, all-in costs (excluding stockpile impairments) increased by $73 per ounce, or eight percent, to $1,030 per ounce in 2016 from $957 per ounce in 2015. This increase was mainly due to a 153,000-ounce decrease in gold sold (excluding pre-production ounces). This increase was partially offset by a decrease in non-sustaining project capital expenditure, due to a cessation of work on capital projects at Obuasi in 2016 and a decrease in major project spending at Kibali as projects were completed and commissioned.

In the Americas, all-in costs (excluding stockpile impairments) increased by $74 per ounce, or eight percent, to $959 per ounce in 2016 from $885 per ounce in 2015. This increase was mainly due to an increase in all-in sustaining costs and a 21,000-ounce decrease in gold sold.

In Australia, all-in costs decreased by $195 per ounce, or 22 percent, to $1,081 per ounce in 2016 from $886 per ounce in 2015, mainly due to an increase in all-in sustaining costs and a 56,000-ounce decrease in gold sold in 2016.

Comparison of total cash costs in 2016 with 2015

The currencies of South Africa, Australia, Argentina and Brazil were, on average, weaker against the US dollar during 2016 as compared to 2015 which positively impacted total cash costs for 2016.

In South Africa, total cash costs increased by $15 per ounce, or two percent, to $896 per ounce in 2016 from $881 per ounce in 2015. The increase was mainly due to a 37,000-ounce decrease in production partially offset by the weakening of the rand.

At Kopanang, total cash costs increased by $310 per ounce, or 31 percent, to $1,324 per ounce in 2016 from $1,014 per ounce in 2015. The increase was mainly due to 26,000-ounce decrease in production partially offset by the weakening of the rand.

At Tau Tona total cash costs increased by $265 per ounce, or 30 percent, to $1,148 per ounce in 2016 from $883 per ounce in 2015. The increase was mainly due to 63,000-ounce decrease in production partially offset by the weakening of the rand.

At Moab Khotsong, total cash costs decreased by $69 per ounce, or nine percent, to $729 per ounce in 2016 from $798 per ounce in 2015. The decrease was mainly due to a 26,000-ounce increase in production.

At Mponeng, total cash costs decreased by $95 per ounce, or 11 percent, to $779 per ounce in 2016 from $874 per ounce in 2015. The decrease was mainly due to a 35,000-ounce increase in production and the weakening of the rand.

At the Surface Operations, total cash costs decreased by $13 per ounce, or one percent, to $899 per ounce in 2016 from $912 per ounce in 2015. The decrease was mainly due to the weakening of the rand, partially offset by a 7,000-ounce decrease in production.

In Continental Africa, total cash costs increased by $39 per ounce, or six percent, to $717 per ounce in 2016 from $678 per ounce in 2015. The increase was mainly due to an 114,000-ounce decrease in production (excluding pre-production ounces) offset by a decrease in salaries and wages costs, fuel costs and power costs and service related costs.

Total cash costs at Geita, in Tanzania, increased by $50 per ounce, or 10 percent, to $530 per ounce in 2016 from $480 per ounce in 2015. The increase was mainly due the 49,000-ounce decrease in production (excluding pre-production ounces).

In Mali, at Morila, total cash costs increased by $425 per ounce, or 61 percent, to $1,123 per ounce in 2016 from $698 per ounce in 2015. The increase was mainly due to the 27,000-ounce decrease in production partially offset by a decrease in stores and consumables costs, fuel costs, contractor costs and service related costs. At Sadiola, total cash costs increased by $173 per ounce, or 21 percent, from $818 per ounce in 2015 to $991 per ounce in 2016. This increase was primarily due to an increase in service related costs partially offset by a 1,000-ounce increase in production.

In Ghana, at Obuasi, total cash costs decreased by 83 percent in 2016 to $167 per ounce compared to $966 per ounce in 2015 mainly due to the transition to care and maintenance. At Iduapriem, in Ghana, total cash costs decreased by $87 per ounce, or nine percent, to $908 per ounce in 2016 compared to $995 per ounce in 2015 mainly due to a 21,000-ounce increase in production. At Siguiri, in Guinea, total cash costs decreased by five percent to $784 per ounce in 2016 from $827 per ounce in 2015 mainly due to a 5,000-ounce increase in production a decrease in salaries and wages costs, fuel costs and service related costs.

In the DRC, at Kibali, total cash costs increased by $131 per ounce, or 22 percent, to $740 per ounce in 2016 from $609 per ounce in 2015 mainly due to the decrease of 25,000-ounce in production and an increase in contractor and consumable store costs.

In the Americas, total cash costs increased by $2 per ounce to $578 per ounce in 2016 from $576 per ounce in 2015. The increase was mainly due to a 11,000 ounce decrease (excluding pre-production ounces) in production partially offset by an increase in silver revenue due to a higher average silver price in 2016 compared to 2015 and an increase in silver sold from 4.1 million ounces in 2015 to 5.1 million ounces in 2016.

In Brazil, at AngloGold Ashanti Córrego do Sítío Mineração, total cash costs increased by $44 per ounce, or eight percent, to $562 per ounce in 2016 from $518 per ounce in 2015 primarily due to a 14,000-ounce decrease in production and increases in salaries and wages costs, consumables store costs and fuel costs.

In Argentina at Cerro Vanguardia, total cash costs decreased to $563 per ounce in 2016 from $625 per ounce in 2015 primarily due to a 3,000 ounces increase in production and an increase in silver revenue due to a higher average silver price in 2016 compared to 2015 and an increase in silver sold from 4.1 million ounces in 2015 to 5.1 million ounces in 2016 and reimbursement by the Government in respect of exports channelled through Patagonian ports.

In Australia, total cash costs increased by $91 per ounce, or 13 percent, to $793 per ounce in 2016 from $702 per ounce in 2015 primarily due to a 40,000-ounce decrease in production and an increase in silver related costs.

At Sunrise Dam, total cash costs decreased by $44 per ounce, or five percent, to $926 per ounce in 2016 compared to $970 per ounce in 2015, mainly due to a 12,000-ounce increase in production.

At Tropicana total cash costs increased by $138 per ounce, or 28 percent, to $630 per ounce in 2016 compared to $492 per ounce in 2015, mainly due to a 52,000-ounce decrease in production and increases and consumables store costs, fuel costs and service related costs.

Overall the company’s total cash costs increased by $32 per ounce, or four percent, to $744 per ounce in 2016 compared to $712 per ounce in 2015. The increase was mainly due to a 212,000-ounce decrease in production.

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

At Moab Khotsong, total cash costs increased by $16 per ounce, or two percent, to $798 per ounce in 2015 from $782 per ounce in 2014 (being the combined cost per ounce of the Moab Khotsong and Great Noligwa mines which are combined in 2015 as one cash-generating unit under Moab Khotsong). The increase was mainly due to a 58,000-ounce decrease in production partially offset by a decrease in salaries and wages costs, service related costs and the weakening of the rand.

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

In Brazil, at AngloGold Ashanti Córrego do Sítío Mineração, total cash costs decreased by $126 per ounce, or 20 percent, to $518 per ounce in 2015 from $644 per ounce in 2014 primarily due to a 18,000-ounce increase in production and a decrease in all costs. At Serra Grande total cash costs decreased by 15 percent or $113 per ounce to $635 per ounce in 2015 as compared to $748 per ounce in 2014 due to a decrease in all costs partially offset by a 4,000 ounces decrease in production. In Argentina at Cerro Vanguardia, total cash costs decreased to $625 per ounce in 2015 from $692 per ounce in 2014 primarily due to a 32,000 ounces increase in production partially offset by higher salaries and wages costs.

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

For the year ended 31 December 2016

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	144	255	400	259	198	457	185	(1)	1,041	5
Amortisation of tangible and intangible assets	(20)	(49)	(69)	(55)	(28)	(83)	(14)	-	(166)	(6)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	1	1	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	59
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	5	5	(1)
Total sustaining capital expenditure	16	41	57	52	25	77	17	5	156	4
Amortisation relating to inventory	-	-	-	-	-	-	(2)	-	(2)	2
All-in sustaining costs	140	247	388	256	195	451	186	10	1,035	61
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	140	247	388	256	195	451	186	10	1,035	61
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(5)	(5)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	140	247	388	256	195	451	186	5	1,030	61
All-in sustaining costs	140	247	388	256	195	451	186	10	1,035	61
Non-sustaining Project capex	-	2	2	24	-	24	-	(1)	25	-
Technology improvements	-	-	-	-	-	-	-	14	14	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	6
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	25
All-in costs	140	249	390	280	195	475	186	23	1,074	92
All-in costs adjusted for non-controlling interests and non-gold producing companies	140	249	390	280	195	475	186	23	1,074	92
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(5)	(5)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	140	249	390	280	195	475	186	18	1,069	92
Gold sold - oz (000)(2)	91	279	369	253	146	398	185	10	964	-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,555	884	1,049	1,011	1,345	1,133	1,004	-	1,081	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,555	890	1,053	1,105	1,345	1,193	1,004	-	1,122	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion.

(3)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(4)	Corporate includes non-gold producing subsidiaries.

(5)	Refer Item 18: Note 2 – Segmental Information.

For the year ended 31 December 2016

Operations in South Africa

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information	144	255	400	259	198	457	185	(1)	1,041	5
Inventory change	-	1	1	1	-	1	(1)	-	1	-
Amortisation of intangible assets	(1)	(2)	(2)	(1)	(1)	(2)	(1)	-	(5)	(1)
Amortisation of tangible assets	(19)	(48)	(67)	(54)	(27)	(81)	(13)	-	(161)	(3)
Rehabilitation and other non-cash costs	(2)	1	(1)	(3)	(1)	(5)	(2)	-	(8)	-
Retrenchment costs	(2)	(3)	(5)	(3)	(2)	(5)	-	(1)	(11)	-
Total cash costs	121	204	325	198	167	365	167	-	857	-
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	8
Total cash costs adjusted for non-controlling interests and non-gold producing companies	121	204	325	198	167	365	167	-	857	8
Gold produced – oz (000) (2)	91	280	371	254	146	399	186	10	967	-
Total cash costs per unit – $/oz(3)	1,324	729	875	779	1,148	914	899	-	896	-

For the year ended 31 December 2016

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information	292	219	1	257	32	81	447	2	1,331
Amortisation of tangible and intangible assets	(96)	(23)	-	(31)	(6)	(11)	(195)	(3)	(365)
Adjusted for decommissioning amortisation	1	-	-	1	2	1	3	-	8
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1
Sustaining exploration and study costs	-	-	-	3	-	1	27	-	31
Total sustaining capital expenditure	32	8	-	38	1	3	119	-	201
All-in sustaining costs	229	204	1	268	29	75	401	-	1,207
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(40)	-	-	-	-	(40)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	229	204	1	228	29	75	401	-	1,167
Adjusted for stockpile write-offs	-	-	-	-	(1)	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	229	204	1	228	28	75	401	-	1,166
All-in sustaining costs	229	204	1	268	29	75	401	-	1,207
Non-sustaining Project capex	60	-	6	21	-	3	-	-	90
Non-sustaining exploration and study costs	1	-	4	-	-	-	-	-	5
Care and maintenance costs	-	-	70	-	-	-	-	-	70
All-in costs	290	204	81	289	29	78	401	-	1,372
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(43)	-	-	-	-	(43)
All-in costs adjusted for non-controlling interests and non-gold producing companies	290	204	81	246	29	78	401	-	1,329
Adjusted for stockpile write-offs	-	-	-	-	(1)	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	204	81	246	28	78	401	-	1,328
Gold sold – oz (000)(2)	256	215	3	249	21	70	486	-	1,299
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	893	950	440	915	1,337	1,066	844	-	904
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,132	950	29,420	985	1,337	1,116	844	-	1,030

For the year ended 31 December 2016

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information	292	219	1	257	32	81	447	2	1,331
Inventory change	5	-	-	14	-	-	7	1	27
Amortisation of intangible assets	-	-	-	-	-	-	-	(2)	(2)
Amortisation of tangible assets	(96)	(23)	-	(31)	(7)	(10)	(195)	(1)	(363)
Rehabilitation and other non-cash costs	(6)	(2)	(1)	(1)	(1)	(1)	(5)	-	(17)
Total cash costs	195	194	1	239	24	70	253	-	976
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(36)	-	-	-	-	(36)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	195	194	1	203	24	70	253	-	940
Gold produced - oz (000) (2)	264	214	3	260	22	70	489	-	1,321
Total cash costs per unit - $/oz(3)	740	908	167	784	1,123	991	530	-	717

For the year ended 31 December 2016

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information	242	277	21	540	250	364	134	4	752
Amortisation of tangible and intangible assets	(32)	(83)	(11)	(126)	(77)	(132)	(51)	-	(260)
Adjusted for decommissioning amortisation	1	2	-	3	1	1	-	-	2
Corporate administration and marketing related to current operations	-	-	-	-	-	1	-	(1)	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	8	8	-	-	-	-	-
Sustaining exploration and study costs	2	12	7	21	2	2	7	7	18
Total sustaining capital expenditure	32	76	1	109	59	121	43	2	225
All-in sustaining costs	245	284	26	555	235	357	133	12	737
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	8	8	(17)	-	-	(8)	(26)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	245	284	34	563	218	357	133	4	711
Adjusted for stockpile write-offs	-	-	(8)	(8)	(4)	-	(1)	1	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	245	284	26	555	214	357	132	5	707
All-in sustaining costs	245	284	26	555	235	357	133	12	737
Non-sustaining Project capex	-	-	-	-	-	1	-	-	1
Non-sustaining exploration and study costs	-	-	7	7	-	6	1	31	38
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	11	3	1	15
All-in costs	245	284	33	562	235	375	137	44	791
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	8	8	(17)	-	-	(1)	(18)
All-in costs adjusted for non-controlling interests and non-gold producing companies	245	284	41	570	218	375	137	43	773
Adjusted for stockpile write-offs	-	-	(8)	(8)	(4)	-	(1)	1	(4)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	245	284	33	562	214	375	136	44	769
Gold sold – oz (000)(2)	226	293	-	519	277	401	130	-	808
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,080	970	-	1,067	773	893	1,020	-	875
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,080	970	-	1,081	774	938	1,044	-	959

For the year ended 31 December 2016

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information	242	277	21	540	250	364	134	4	752
Inventory change	1	-	-	1	8	4	1	-	13
Amortisation of intangible assets	-	-	(1)	(1)	-	(7)	(3)	(1)	(11)
Amortisation of tangible assets	(32)	(83)	(11)	(126)	(77)	(125)	(48)	-	(250)
Rehabilitation and other non-cash costs	1	(10)	(1)	(10)	(8)	(7)	(1)	-	(16)
Retrenchment costs	-	-	-	-	(1)	(1)	-	(1)	(3)
Total cash costs	211	184	9	404	171	229	83	3	486
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(13)	-	-	-	(13)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	211	184	9	404	158	229	83	3	473
Gold produced – oz (000) (2)	228	292	-	519	281	407	131	-	820
Total cash costs per unit – $/oz(3)	926	630	-	793	563	562	634	-	578

For the year ended 31 December 2016

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

TOTAL
All-in sustaining costs
Cost of sales per segmental information	3,669
Amortisation of tangible and intangible assets	(923)
Adjusted for decommissioning amortisation	12
Corporate administration and marketing related to current operations	59
Inventory writedown to net realisable value and other stockpile adjustments	13
Sustaining exploration and study costs	70
Total sustaining capital expenditure	695
All-in sustaining costs	3,595
Adjusted for non-controlling interests and non-gold producing companies	(58)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	3,537
Adjusted for stockpile write-offs	(18)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	3,519
All-in sustaining costs	3,595
Non-sustaining Project capex	116
Technology improvements	14
Non-sustaining exploration and study costs	56
Care and maintenance costs	70
Corporate and social responsibility costs not related to current operations	40
All-in costs	3,891
Adjusted for non-controlling interests and non-gold producing companies	(53)
All-in costs adjusted for non-controlling interests and non-gold producing companies	3,838
Adjusted for stockpile write-offs	(18)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	3,820
Gold sold – oz (000)	3,567
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz	986
All-in cost per unit (excluding stockpile write-offs) – $/oz	1,071

For the year ended 31 December 2016

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

TOTAL
Cash costs
Cost of sales per segmental information	3,669
Inventory change	42
Amortisation of intangible assets	(20)
Amortisation of tangible assets	(903)
Rehabilitation and other non-cash costs	(51)
Retrenchment costs	(14)
Total cash costs	2,723
Adjusted for non-controlling interests, non-gold producing companies and other(1)	(41)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	2,682
Gold produced – oz (000)	3,606
Total cash costs (adjusted) per unit – $/oz	744

For the year ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	148	260	408	251	230	481	194	-	1,083	(2)
Amortisation of tangible and intangible assets	(24)	(47)	(71)	(53)	(40)	(93)	(17)	-	(181)	(8)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	78
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	(3)
Total sustaining capital expenditure	21	46	66	59	28	87	17	8	178	3
All-in sustaining costs	145	259	403	257	218	475	194	9	1,081	68
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	8
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	145	259	403	257	218	475	194	9	1,081	76
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	145	259	403	257	218	475	194	8	1,080	76
All-in sustaining costs	145	259	403	257	218	475	194	9	1,081	68
Non-sustaining Project capex	-	2	2	26	-	26	-	-	28	-
Technology improvements	-	-	-	-	-	-	-	15	15	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	11
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	17
All-in costs	145	261	405	283	218	501	194	24	1,124	96
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	8
All-in costs adjusted for non-controlling interests and non-gold producing companies	145	261	405	283	218	501	194	24	1,124	104
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	145	261	405	283	218	501	194	23	1,123	104
Gold sold - oz (000)(2)	118	254	371	219	209	428	193	13	1,005	-
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,226	1,018	1,084	1,170	1,044	1,108	1,006	-	1,088	-
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,226	1,024	1,088	1,290	1,044	1,170	1,006	-	1,131	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion.

(3)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(4)	Corporate includes non-gold producing subsidiaries.

(5)	Refer Item 18: Note 2 – Segmental Information.

For the year ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information	148	260	408	251	230	481	194	-	1,083	(2)
Inventory change	-	-	-	-	-	-	-	-	-	(1)
Amortisation of intangible assets	(2)	(4)	(7)	(4)	(4)	(8)	(2)	-	(17)	(3)
Amortisation of tangible assets	(22)	(42)	(65)	(49)	(35)	(84)	(15)	-	(164)	(4)
Rehabilitation and other non-cash costs	(3)	(8)	(11)	(5)	(4)	(9)	(1)	-	(21)	-
Retrenchment costs	(2)	(3)	(4)	(2)	(1)	(3)	-	-	(7)	(1)
Total cash costs	119	202	322	191	185	376	176	-	874	(9)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	9
Total cash costs adjusted for non-controlling interests and non-gold producing companies	119	202	322	191	185	376	176	-	874	-
Gold produced - oz (000) (2)	117	254	371	219	209	428	193	12	1,004	-
Total cash costs per unit – $/oz(3)	1,014	798	867	874	883	879	912	-	881	-

For the year ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information	266	219	64	280	45	66	404	3	1,347
Amortisation of tangible and intangible assets	(87)	(32)	(22)	(25)	(11)	(9)	(148)	(5)	(339)
Adjusted for decommissioning amortisation	-	-	4	2	1	1	3	1	12
Corporate administration and marketing related to current operations	-	-	-	-	-	(2)	-	-	(2)
Inventory writedown to net realisable value and other stockpile adjustments	-	2	-	-	2	-	3	-	7
Sustaining exploration and study costs	-	1	16	6	-	-	7	1	31
Total sustaining capital expenditure	7	15	3	29	5	4	116	1	180
All-in sustaining costs	186	205	65	292	42	60	385	1	1,236
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(44)	-	-	-	-	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	186	205	65	248	42	60	385	1	1,192
Adjusted for stockpile write-offs	-	(12)	-	-	(2)	-	(3)	-	(17)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	186	193	65	248	40	60	382	1	1,175
All-in sustaining costs	186	205	65	292	42	60	385	1	1,236
Non-sustaining Project capex	117	-	20	-	-	(2)	-	-	135
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	2
Care and maintenance costs	-	-	67	-	-	-	-	-	67
Corporate and social responsibility costs not related to current operations	-	-	1	-	-	-	-	-	1
All-in costs	304	205	153	293	42	58	385	1	1,441
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(44)	-	-	-	-	(44)
All-in costs adjusted for non-controlling interests and non-gold producing companies	304	205	153	249	42	58	385	1	1,397
Adjusted for stockpile write-offs	-	(12)	-	-	(2)	-	(3)	-	(17)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	304	193	153	249	40	58	382	1	1,380
Gold sold - oz (000)(2)	290	190	56	256	49	69	531	-	1,441
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	642	1,020	1,185	965	815	886	717	-	815
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,051	1,020	2,750	969	815	852	717	-	957

For the year ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information	266	219	64	280	45	66	404	3	1,347
Inventory change	-	1	(3)	(6)	-	-	(6)	-	(14)
Amortisation of intangible assets	-	-	-	-	-	-	-	(2)	(2)
Amortisation of tangible assets	(87)	(32)	(22)	(26)	(12)	(8)	(148)	(2)	(337)
Rehabilitation and other non-cash costs	(3)	4	12	1	-	(1)	3	-	16
Retrenchment costs	-	-	-	-	1	-	-	-	1
Total cash costs	176	192	51	248	34	57	253	(1)	1,010
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(37)	-	-	-	-	(37)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	176	192	51	211	34	57	253	(1)	973
Gold produced - oz (000) (2)	289	193	53	255	49	69	527	-	1,435
Total cash costs per unit - $/oz(3)	609	995	966	827	698	818	480	-	678

For the year ended 31 December 2015

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information	239	266	20	525	244	335	137	3	719
Amortisation of tangible and intangible assets	(25)	(88)	(4)	(117)	(58)	(125)	(57)	-	(240)
Adjusted for decommissioning amortisation	-	3	-	3	1	-	-	-	1
Corporate administration and marketing related to current operations	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	3	1	5
Sustaining exploration and study costs	1	8	6	15	3	2	2	9	16
Total sustaining capital expenditure	29	48	1	78	67	89	33	1	190
All-in sustaining costs	244	237	23	504	257	303	118	14	692
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(19)	-	-	(9)	(28)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	244	237	23	504	238	303	118	5	664
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	237	23	504	238	302	114	5	659
All-in sustaining costs	244	237	23	504	257	303	118	14	692
Non-sustaining Project capex	-	-	-	-	-	-	-	6	6
Non-sustaining exploration and study costs	-	-	6	6	-	2	-	41	43
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	7	-	1	8
All-in costs	244	237	29	510	257	312	118	62	749
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(19)	-	-	-	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	244	237	29	510	238	312	118	62	730
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	237	29	510	238	311	114	62	725
Gold sold - oz (000)(2)	221	354	-	575	273	423	133	-	829
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,110	671	-	875	873	712	861	-	792
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,110	671	-	886	874	733	865	-	885

For the year ended 31 December 2015

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information	239	266	20	525	244	335	137	3	719
Inventory change	(4)	(6)	-	(10)	4	-	(3)	1	2
Amortisation of intangible assets	-	-	(1)	(1)	-	(12)	(5)	-	(17)
Amortisation of tangible assets	(25)	(88)	(4)	(117)	(58)	(113)	(52)	-	(223)
Rehabilitation and other non-cash costs	(1)	(3)	-	(4)	(1)	10	6	-	15
Retrenchment costs	-	-	-	-	(1)	(2)	-	-	(3)
Total cash costs	210	169	14	393	188	218	84	2	492
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(14)	-	-	-	(14)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	210	169	14	393	174	218	84	2	478
Gold produced - oz (000) (2)	216	344	-	560	278	421	132	-	831
Total cash costs per unit - $/oz(3)	970	492	-	702	625	518	635	-	576

For the year ended 31 December 2015

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

TOTAL
All-in sustaining costs
Cost of sales per segmental information	3,672
Amortisation of tangible and intangible assets	(885)
Adjusted for decommissioning amortisation	16
Corporate administration and marketing related to current operations	77
Inventory writedown to net realisable value and other stockpile adjustments	10
Sustaining exploration and study costs	62
Total sustaining capital expenditure	629
All-in sustaining costs	3,581
Adjusted for non-controlling interests and non-gold producing companies	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	3,517
Adjusted for stockpile write-offs	(23)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	3,494
All-in sustaining costs	3,581
Non-sustaining Project capex	169
Technology improvements	16
Non-sustaining exploration and study costs	62
Care and maintenance costs	67
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	26
All-in costs	3,921
Adjusted for non-controlling interests and non-gold producing companies	(55)
All-in costs adjusted for non-controlling interests and non-gold producing companies	3,866
Adjusted for stockpile write-offs	(23)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	3,843
Gold sold - oz (000)	3,838
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	910
All-in cost per unit (excluding stockpile write-offs) - $/oz	1,001

For the year ended 31 December 2015

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

TOTAL
Cash costs
Cost of sales per segmental information	3,672
Inventory change	(23)
Amortisation of intangible assets	(40)
Amortisation of tangible assets	(845)
Rehabilitation and other non-cash costs	6
Retrenchment costs	(10)
Total cash costs	2,760
Adjusted for non-controlling interests, non-gold producing companies and other(1)	(42)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	2,718
Gold produced - oz (000)	3,818
Total cash costs per unit - $/oz	712

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information(5)	94	201	217	512	313	268	581	231	-	1,324	-
Amortisation of tangible and intangible assets	(8)	(50)	(50)	(107)	(71)	(58)	(129)	(22)	1	(258)	(7)
Adjusted for decommissioning amortisation	1	-	-	1	-	-	-	1	(2)	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	85
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	1
Total sustaining capital expenditure	7	26	44	76	65	35	100	46	7	230	5
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	94	177	211	482	307	245	552	256	8	1,298	90
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	211	482	307	245	552	256	7	1,297	90
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Non-sustaining Project capex	-	-	2	2	32	-	32	-	-	34	-
Technology improvements	-	-	-	-	-	-	-	-	19	19	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	5
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	7
All-in costs	94	177	213	484	339	245	584	256	27	1,351	96
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in costs adjusted for non-controlling interests and non-gold producing companies	94	177	213	484	339	245	584	256	27	1,351	102
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	213	484	339	245	584	256	26	1,350	102
Gold sold - oz (000)(2)	78	140	234	452	313	232	544	223	3	1,223	-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,185	1,256	903	1,061	981	1,059	1,014	1,153	-	1,064	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,185	1,256	909	1,064	1,085	1,059	1,074	1,153	-	1,107	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion.

(3)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(4)	Corporate includes non-gold producing subsidiaries.

(5)	Refer Item 18: Note 2 – Segmental Information.

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information	94	201	217	512	313	268	581	231	-	1,324	-
Inventory change	-	1	-	1	-	-	-	-	-	1	-
Amortisation of intangible assets	(1)	(2)	(4)	(8)	(5)	(4)	(9)	(2)	-	(19)	(3)
Amortisation of tangible assets	(6)	(47)	(46)	(100)	(65)	(54)	(119)	(20)	-	(239)	(5)
Rehabilitation and other non-cash costs	(1)	(3)	(4)	(8)	(4)	(3)	(8)	-	-	(16)	(1)
Retrenchment costs	(2)	(5)	(2)	(9)	(4)	(3)	(7)	-	-	(16)	-
Total cash costs	84	144	160	388	233	205	438	210 (1)	(1)	1,035	(8)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	7
Total cash costs adjusted for non-controlling interests and non-gold producing companies	84	144	160	388	233	205	438	210	(1)	1,035	(1)
Gold produced - oz (000) (2)	78	141	234	453	313	232	544	223	3	1,223	-
Total cash costs per unit - $/oz(3)	1,074	1,023	685	857	746	882	804	941	-	849	-

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information	202	192	303	314	59	112	20	26	403	5	1,636
Amortisation of tangible and intangible assets	(69)	(24)	(19)	(32)	(8)	(25)	(1)	-	(99)	(3)	(280)
Adjusted for decommissioning amortisation	-	-	1	4	-	2	1	-	2	(1)	9
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	-	8
Sustaining exploration and study costs	-	-	13	2	-	1	-	-	2	(1)	17
Total sustaining capital expenditure	3	21	43	30	6	6	-	1	129	1	240
All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	136	189	341	270	57	96	28	27	437	2	1,583
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	136	189	341	270	57	96	20	25	428	2	1,564
All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Non-sustaining Project capex	176	-	38	-	-	-	-	-	-	-	214
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	-	7
All-in costs	314	189	379	323	57	96	28	27	437	2	1,852
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in costs adjusted for non-controlling interests and non-gold producing companies	314	189	379	275	57	96	28	27	437	2	1,804
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	314	189	379	275	57	96	20	25	428	2	1,785
Gold sold - oz (000)(2)	233	185	248	294	44	85	11	34	481	-	1,615
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	588	1,020	1,374	917	1,298	1,133	1,795	719	890	-	968
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,351	1,020	1,530	933	1,298	1,133	1,795	719	890	-	1,105

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information	202	192	303	314	59	112	20	26	403	5	1,636
Inventory change	2	(9)	(6)	(4)	-	-	-	(1)	(12)	1	(29)
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	(4)	(4)
Amortisation of tangible assets	(69)	(24)	(19)	(32)	(8)	(25)	(1)	-	(99)	-	(277)
Rehabilitation and other non-cash costs	2	(6)	(15)	(5)	-	1	(1)	-	(7)	-	(31)
Retrenchment costs	-	-	-	-	-	(1)	(2)	-	(1)	-	(4)
Total cash costs	137	153	264	273	51	87	16	25	286	-	1,292
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(41)	-	-	-	-	-	-	(41)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	137	153	264	232	51	87	16	25	286	-	1,251
Gold produced – oz (000) (2)	237	177	243	290	44	85	11	33	477	-	1,597
Total cash costs per unit – $/oz(3)	578	865	1,086	799	1,162	1,028	1,438	752	599	-	783

For the year ended 31 December 2014

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per segmental information	344	296	20	660	222	362	156	5	745
Amortisation of tangible and intangible assets	(47)	(98)	(5)	(150)	(33)	(107)	(49)	(1)	(190)
Adjusted for decommissioning amortisation	-	3	-	3	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	3	6	9	2	8	1	10	21
Total sustaining capital expenditure	31	59	1	91	58	127	38	1	224
All-in sustaining costs	328	263	22	613	249	392	146	16	803
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(19)	-	-	(16)	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	328	263	22	613	230	392	146	-	768
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	22	613	230	391	146	-	767
All-in sustaining costs	328	263	22	613	249	392	146	16	803
Non-sustaining Project capex	-	-	-	-	-	-	-	1	1
Non-sustaining exploration and study costs	-	-	7	7	-	1	-	71	72
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	14	2	1	17
All-in costs	328	263	29	620	249	407	148	89	893
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(19)	-	-	(1)	(20)
All-in costs adjusted for non-controlling interests and non-gold producing companies	328	263	29	620	230	407	148	88	873
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	29	620	230	406	148	88	872
Gold sold - oz (000)(2)	271	350	-	622	246	404	138	-	788
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,214	752	-	986	938	966	1,062	-	974
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,214	752	-	998	938	1,004	1,078	-	1,108

For the year ended 31 December 2014

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Cash costs
Cost of sales per segmental information	344	296	20	660	222	362	156	5	745
Inventory change	(4)	6	1	3	2	1	(5)	1	(1)
Amortisation of intangible assets	-	-	(1)	(1)	-	(6)	(1)	-	(7)
Amortisation of tangible assets	(47)	(98)	(4)	(149)	(32)	(101)	(48)	(1)	(182)
Rehabilitation and other non-cash costs	(4)	(9)	-	(13)	(5)	7	-	(5)	(3)
Retrenchment costs	-	-	(1)	(1)	(2)	(3)	-	(1)	(6)
Total cash costs	289	195	14	498	184	260	102 (1)	(1)	545
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(14)	-	-	-	(14)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	289	195	14	498	170	260	102	(1)	531
Gold produced – oz (000) (2)	262	358	-	620	246	403	136	-	785
Total cash costs per unit – $/oz(3)	1,105	545	-	804	692	644	748	-	676

For the year ended 31 December 2014

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

TOTAL
All-in sustaining costs
Cost of sales per segmental information	4,365
Amortisation of tangible and intangible assets	(885)
Adjusted for decommissioning amortisation	13
Corporate administration and marketing related to current operations	88
Inventory writedown to net realisable value and other stockpile adjustments	11
Sustaining exploration and study costs	47
Total sustaining capital expenditure	790
All-in sustaining costs	4,429
Adjusted for non-controlling interests and non-gold producing companies	(77)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	4,352
Adjusted for stockpile write-offs	(22)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	4,330
All-in sustaining costs	4,429
Non-sustaining Project capex	249
Technology improvements	19
Non-sustaining exploration and study costs	91
Corporate and social responsibility costs not related to current operations	24
All-in costs	4,812
Adjusted for non-controlling interests and non-gold producing companies	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	4,750
Adjusted for stockpile write-offs	(22)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	4,728
Gold sold - oz (000)	4,244
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	1,020
All-in cost per unit (excluding stockpile write-offs) - $/oz	1,114

For the year ended 31 December 2014

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

TOTAL
Cash costs
Cost of sales per segmental information	4,365
Inventory change	(26)
Amortisation of intangible assets	(34)
Amortisation of tangible assets	(852)
Rehabilitation and other non-cash costs	(64)
Retrenchment costs	(27)
Total cash costs	3,362
Adjusted for non-controlling interests, non-gold producing companies and other(1)	(48)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,314
Gold produced - oz (000)	4,221
Total cash costs per unit - $/oz	785

5B.	LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the company’s present requirements.

Operating activities

2016

Cash flows from operating activities were $1,186 million in 2016, $47 million, or four percent, higher than the 2015 amount of $1,139 million. The increase in cash flows provided by operations was mainly due to increased revenues from a higher gold price received partially offset by lower production.

Net cash outflow from operating working capital items amounted to $76 million in 2016, compared with an inflow of $89 million in 2015.

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

Financing activities

2016

Cash flows from financing activities in the year ended 31 December 2016 amounted to a net outflow of $763 million, which is a change of $423 million from an outflow of $1,186 million in the year ended 31 December 2015. Cash inflows from proceeds from borrowings in 2016 amounted to $787 million and included a $330 million drawdown on the $1.0 billion syndicated revolving credit facility, $157 million drawdown on the A$500 million syndicated revolving credit facility, $256 million in proceeds from the local borrowing facilities in South Africa and proceeds from other small loans amounting to $44 million.

Cash outflows from repayment of borrowings of $1,333 million during the year ended 31 December 2016 included the repayment of $471 million of the $1.25 billion 8.500 percent bonds due 2020, $480 million of the US$1.0 billion syndicated revolving credit facility, $290 million of the local borrowing facilities, $89 million of the A$500 million syndicated revolving credit facility and $3 million in connection with other loans.

Bond settlement premium, RCF and bond transaction costs decreased from $61 million in the year ended 31 December 2015 to $30 million in the year ended 31 December 2016. The decrease was due to the remaining premium and fees on the redemption of the $1.25 billion bonds 8.500 percent bonds due 2020. Finance cost paid decreased by $79 million in 2016 mainly due to the redemption of the bonds.

Dividends paid to non-controlling interests increased from $5 million in 2015 to $15 million in 2016 and were all paid from non-wholly owned subsidiaries.

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

Cash outflows from repayment of borrowings of $1,288 million during the year ended 31 December 2015 included the repayment of $779 million of the $1.25 billion 8.500 percent bonds due 2020, $200 million of the US$1.0 billion syndicated loan facility, $112 million of the local borrowing facility, $135 million of the A$600 million syndicated loan, $14 million of the R10 billion Domestic Medium Term Note Programme (DMTNP) and $45 million in connection with other loans.

Bond settlement premium, RCF and bond transaction costs increased from $9 million in the year ended 31 December 2014 to $61 million in the year ended 31 December 2015. The increase was due to the premium and fees on the partial redemption of the $1.25 billion bonds 8.500 percent bonds due 2020.

Dividends paid to non-controlling interests decreased from $17 million in 2014 to $5 million in 2015 and were all paid from non-wholly owned subsidiaries. Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance.

Liquidity

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash flows from operating activities are therefore the function of gold produced sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the company’s operations and the cash flows generated by these operations.

There were restrictions on the ability of the group to obtain funds from its subsidiaries by dividend or loan in Argentina which were lifted at the end of 2015. At 31 December 2015 the group had $48 million in bank accounts in Argentina with $3.4 million held in bank accounts at 31 December 2016.

AngloGold Ashanti’s cash and cash equivalents decreased to $215 million at 31 December 2016 compared with $484 million at 31 December 2015. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At 31 December 2016, 62 percent of the company’s cash and cash equivalents were held in US dollars, 23 percent were held in South African rands and 15 percent were held in other currencies.

During April 2010, the group issued two rated bonds fully and unconditionally guaranteed by AngloGold Ashanti Ltd. The issuance consisted of a 10 year ($700m) bond with a semi-annual coupon of 5.375% per annum, and a 30 year ($300m) bond with a semi-annual coupon of 6.50% per annum. Unless the company redeems the bonds earlier, the bonds will mature on 15 April 2020 and, 15 April 2040 respectively.

During April 2011 AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE. The DMTNP permits the group to access the South African debt capital market for funding required. During December 2016, the floating rate bond (3 month JIBAR + 1.75%), that AngloGold Ashanti has issued under its DMTNP, matured and was repaid in full. This bond was the only remaining issuance under AGA’s DMTNP and as at 31 December 2016, there were no outstanding issuances under the DMTNP.

During July 2012, the group entered into a $750m rated bond. Semi-annual coupons are paid at 5.125% per annum. The bonds are dollar based and unless the company redeems the bonds, earlier they are repayable on 1 August 2022. The notes are fully and unconditionally guaranteed by the group.

During December 2013, the group completed the following financing transactions:

•

the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF1.5bn) of R1.5bn ($109m) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.2% per annum. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in December 2018.

During July 2014, the group completed the following financing transactions:

•

A $1bn five-year revolving credit facility with a syndicate of lenders. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus 1.5%. The facility matures in July 2019. The interest margin will reduce should the group’s credit rating improve from its current BB+/BBaa3 status and increase should its credit rating worsen.

•

A five-year unsecured syndicated revolving credit facility of A$500m ($361m) with a group of banks which is currently charged at 2% above BBSY. The interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in July 2019.

During July 2015, the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF1.4bn) of R1.4bn ($102m) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.65% per annum. This facility, as well as the R1.5bn ZAR RCF facility, will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in July 2020.

During August 2016, the group completed the following financing transactions:

•	Three-year unsecured revolving credit facilities of $100m. Interest is currently charged at a margin of between 6.2% and 8% above LIBOR. The facilities mature in August 2019.

Amounts are converted to US dollars at exchange rates as of 31 December 2016.

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2017 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity linked instruments.

Current borrowings

AngloGold Ashanti’s current borrowings decreased to $34 million at 31 December 2016 from $100 million at 31 December 2015. See “Item 18: Note 23–Borrowings”

Non-current borrowings

AngloGold Ashanti’s non-current borrowings decreased to $2,144 million at 31 December 2016 compared to $2,637 million at 31 December 2015. See “Item 18: Note 23–Borrowings”

As at 31 December 2016, AngloGold Ashanti’s total non-current borrowings, including the short-term portion maturing within 2017, was made up as follows:

$ (million)
Unsecured borrowings	2,101
Secured finance leases	77
Total borrowings	2,178
Less: Short-term maturities	34
Total non-current borrowings	2,144
Amounts falling due are scheduled as follows:
$ (million)
Within one year	34
Between one and two years	170
Between two and five years	902
After five years	1,072
Total	2,178
At December 31, 2016 the currencies in which the borrowings were denominated were as follows:
$ (million)
United States dollars	1,844
Australian dollars	225
South African rand	106
Brazilian real	3
Total	2,178
At December 31, 2016, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:
$ (million)
Syndicated revolving credit facility ($1.0 billion) – US dollar	950
Syndicated revolving credit facility (A$500 million) – Australian dollar	191
Syndicated revolving credit facility (R1.5 billion) – SA rand	21
Syndicated revolving credit facility (R1.4 billion) – SA rand	102
FirstRand Bank Limited – SA rand	37
Revolving credit facilities ($100 million)	60
Total undrawn facilities	1,361

AngloGold Ashanti had no other committed lines of credit as of 31 December 2016.

As of 31 December 2016, the company was in compliance with all debt covenants and provisions related to potential defaults.

See “Item 18: Note 33–Capital Management” and “Item 10C: Material Contracts”.

AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The Audit Committee also reviews these on a quarterly basis at its meetings.

Contractual commitments and contingencies

For a detailed discussion of commitments and contingencies, see note 31 to the consolidated financial statements “Contractual commitments and contingencies”.

As at 31 December 2016, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment (in millions)	Total amount $	Less than 1 year $	1 – 3 years $	4 – 5 years $	Over 5 years $
Capital expenditure (contracted and not yet contracted)(1)	645	387	258	-	-
Other commercial commitments(2)	924	641	190	58	35
Total	1,569	1,028	448	58	35

(1) Including commitments through contractual arrangements with equity accounted joint ventures of $138 million.

(2) Excludes commitments through contractual arrangements with equity accounted joint ventures.

Recent developments

Recent developments disclosed in “Item 18: Note 34–Recent developments” include the following details:

•

On 21 February 2017, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 130 South African cents (assuming an exchange rate of ZAR13.10/$, the gross dividend payable per ADS is equivalent to 10 US cents).

•	On 22 February 2017, the South African Minister of Finance announced an increase in the South African dividend withholding tax rate from 15% to 20% of dividends declared.

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

Research and development expenditure included in the income statement amounted to $15 million, $18 million and $21 million during 2016, 2015 and 2014, respectively.

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

See Item 5F: Tabular disclosure of contractual obligations.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at 31 December 2016 AngloGold Ashanti had the following known contractual obligations:

(in millions)	Total $	Less than 1 year $	1 – 3 years $	4 – 5 years $	More than 5 years $
Long-term debt obligations including interest(1)	3,086	128	584	860	1,514
Capital lease obligations	126	12	25	26	63
Operating lease obligations	99	60	36	3	-
Purchase obligations
- Contracted capital expenditure(2)	58	58
- Other purchase obligations(3)	924	641	190	58	35
Environmental rehabilitation costs(4)	867	82	44	77	664
Pensions and other post-retirement medical obligations(5)	109	8	18	20	63
Total	5,269	989	897	1,044	2,339

(1)	Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer Note 23 of the consolidated financial statements).
(2)	Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.
(3)

Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated exclude purchase obligations of equity accounted joint ventures.

(4)

Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. They are calculated using undiscounted real cash flows, not nominal cash flows. The amount will change from year to year depending on rehabilitation work undertaken, changes in design and methodology and new occurrences. For more information of environmental rehabilitation obligations, see “Item 4B: Business Overview-Mine site rehabilitation and closure” and “Item 4B: Business Overview-Environmental, health and safety matters”. Amounts stated include a total estimated liability of $59 million in respect of equity accounted joint ventures

(5)	Represents payments for unfunded plans or plans with insufficient funding.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

As at 31 March 2017, AngloGold Ashanti has a unitary board comprising 11 directors – nine independent non-executive directors and two executive directors. Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed(1)
Srinivasan Venkatakrishnan	52	Executive director and chief executive officer	2005
Christine Ramon	49	Executive director and chief financial officer	2014
Sipho Pityana(2)	57	Independent non-executive director and chairman	2007
Nozipho January-Bardill	66	Independent non-executive director	2011
Albert Garner	61	Independent non-executive director	2015
Rhidwaan Gasant	57	Independent non-executive director	2010
Dave Hodgson	69	Independent non-executive director	2014
Michael J. Kirkwood	69	Independent non-executive director	2012
Lumkile W (Wiseman) Nkuhlu	73	Independent non-executive director	2009
Maria Richter	62	Independent non-executive director	2015
Rodney J. Ruston	66	Independent non-executive director	2012

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

Sipho Pityana (57)

BA (Hons), MSc, Dtech (Honoris)

Independent non-executive chairman

Appointed: A director on 13 February 2007 and Chairman of the Board on 17 February 2014

Board committee memberships:	• Nominations Committee (Chairman)
• Remuneration and Human Resources Committee
• Social, Ethics and Sustainability Committee

Sipho Pityana has extensive business experience having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own companies, Izingwe Capital and Izingwe Holdings, which he chairs. He is chairman of the JSE-listed Onelogix Group, he is also the chairman of the University of Cape Town Council. He has previously served as chair of Munich Reinsurance of Africa, he also served on the boards of Bytes Technology Group, Afrox, SPESCOM, Scaw Metals Group and the Old Mutual Leadership Group. He previously worked as an executive director of Nedcor Investment Bank and managing director of Nedbank. In addition to his private sector track record, Sipho has extensive public sector experience and international exposure. He was the first Director General of the Department of Labour in the former President Mandela’s Government. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organization. He was one of the founding members of the governing body of the Commission for Conciliation, Mediation and Arbitration and Convenor of the South African government delegation to the National Economic Development and Labour Council. He is a member of the Advisory Council of the Council for the Advancement of the South African Constitution as well as Millennium Labour Council.

Wiseman Nkuhlu (73)

BCom, CA(SA), MBA

Deputy chairman

Appointed: 1 June 2009

Board committee memberships:	• Audit and Risk Committee
• Investment Committee
• Nominations Committee
• Remuneration and Human Resources Committee

Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as chief executive of the Secretariat of the New Partnership for Africa’s Development. He served as a director on a number of major South African companies or subsidiaries, including Standard Bank, South African Breweries, Old Mutual, Tongaat, Hulett and BMW. Prof Nkuhlu was also president of the South African Institute of Chartered Accountants, principal and vice chancellor of the University of Transkei and president of the Geneva-based International Organisation of Employees. He is currently a member of the boards of the Ethics Institute of South Africa, Datatec Limited, the Nepad Business Foundation, and the Chartered Director Governing body of the Institute of Directors in South Africa. He is the chairman of Rothschild (SA) and chancellor of the University of Pretoria. Lastly, he is a trustee of the International Financial Reporting Standards Foundation which provides oversight of the accounting standard setting operations of the International Accounting Standards Board.

Srinivasan Venkatakrishnan (Venkat) (52)

BCom, ACA (ICAI)

Chief executive officer and executive director

Appointed: 1 August 2005 and as CEO on 8 May 2013

Board committee memberships:	• Social, Ethics and Sustainability Committee

Since Venkat’s appointment as CEO in 2013, AngloGold Ashanti has successfully reframed its strategy to improve sustainable free cash flow and returns, through a focus on strict capital discipline and a strong pipeline of brownfields investment options to improve the quality of production and extend mine lives.

Venkat has overseen the successful development of two new mines, the reduction of overhead and operating costs by almost half and the internal generation of funds to reduce debt by a third without diluting shareholders. These operating and balance sheet improvements were undertaken despite a sharply lower gold price and whilst achieving a marked improvement in overall safety trends, reflected in a reduction of fatal accidents.

Venkat was previously the Chief Financial Officer at AngloGold Ashanti, a post he also held at Ashanti Goldfields before its merger with AngloGold in 2004. In this role he oversaw funding for both companies’ operating activities, giving him detailed knowledge of the portfolio of mines and operating jurisdictions, with a unique perspective of both risks and opportunities. During this time he also bore responsibility for eliminating AngloGold Ashanti’s 12Moz of legacy hedge positions. Venkat has extensive experience of gold- and other capital markets. Prior to joining Ashanti Goldfields, Venkat was a director of corporate reorganisation services at Deloitte & Touche in London.

Venkat is also a Director of Business Leadership South Africa and the World Gold Council. He is also a Council member of the South African Chamber of Mines and the International Council on Mining and Metals. He also serves as a member of the Financial Reporting Investigation Panel of the JSE Limited.

Christine Ramon (49)

BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)

Chief financial officer and executive director

Appointed: 1 October 2014

Board committee memberships:	• Investment Committee

Christine has held senior financial management and executive positions in various companies, in particular as chief financial officer and executive director of Sasol Limited from 2006 to 2013. Prior to this, she was chief executive officer of Johnnic Holdings Limited, having previously served as its financial director. Christine has served on the boards of Transnet SOC Limited and Johnnic Communications Limited. She is currently a non-executive director on the board of MTN Group Limited.

Christine served previously as a member of the Standing Advisory Committee to the International Accounting Standards Board and currently serves as Deputy Chair of the Financial Reporting Standards Council of South Africa. Christine is also the chairperson of the CFO Forum of South Africa.

Albert Garner (61)

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

Rhidwaan Gasant (57)

BCompt (Hons), CA (SA), ACIMA, Executive Development Programme

Independent non-executive director

Appointed: 12 August 2010

Board committee memberships:	• Audit and Risk Committee (Chairman) • Investment Committee

Rhidwaan Gasant was previously the Chief Executive Officer of Energy Africa Limited. He serves as a director and chairs the Audit and Risk Committees of international companies in the MTN Group. His other directorships include those in the Rapid African Energy Holdings Group, a start up oil and gas exploration business focused on Africa, and Edcon Limited.

Dave Hodgson (69)

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

Nozipho January-Bardill (66)

BA, MA Applied Linguistics, Dipl Human Resources Development

Independent non-executive director

Appointed: 1 October 2011

Board committee memberships:	• Social, Ethics and Sustainability Committee (Chairman)
• Remuneration and Human Resources Committee

Ambassador Nozipho January-Bardill has extensive experience in both the local and international public and private sectors. Besides AngloGold Ashanti, she also serves as an independent non-executive director on the boards of Credit Suisse Securities and Mercedes Benz South Africa, and as senior adviser to the United Nations Women’s Organisation and the United Nations Global Compact. Before serving as a director of companies Nozipho was appointed to the MTN Group as Head of Corporate Affairs and Spokesperson, and served on multiple boards of operations in the MTN Footprint. Prior to MTN she was the South African Ambassador to Switzerland, Lichtenstein and the Holy See (Vatican) and the Deputy Director General of Human Capital Management in the South African Department of Foreign Affairs (now DIRCO). She has worked in leadership positions in a number of non-governmental organisations and recently completed 12 years of service on the United Nations Committee for the Elimination of Racial Discrimination. Human rights, social justice, sustainable development and ethical governance remain a central interest to Nozipho.

Michael J Kirkwood (69)

AB, Stanford, Economics & Industrial Engineering

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

Maria Richter (62)

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

Rodney Ruston (66)

MBA Business, BE (Mining)

Independent non-executive director

Appointed: 1 January 2012

Board committee memberships:	• Investment Committee (Chairman)
• Audit and Risk Committee

Rodney Ruston holds a degree in mining engineering and an MBA and has over 35 years of business experience during which he has led private and publicly-listed companies in the resources, oil and gas and construction industries. His international experience as the chief executive of a heavy construction and mining contractor coupled with chief executive roles with operating resource companies provides the board with a broad based director, who can provide insight and advice on the full range of domestic and international activities in the AngloGold Ashanti business. Rodney is currently the chief executive of County Coal Limited, a start-up Australian listed company, which he joined in July 2012. He was previously chief executive officer and President of North American Energy Partners Inc., a large Canadian mining and construction contracting company, which he took public with a listing on the NYSE and the TSX. Prior to that he was managing director of Ticor Ltd, an Australian-based titanium producer with operations in Australia and South Africa.

Board movements during 2016 and subsequent to year end

The following changes to the board of directors took place during the period from 1 January 2016 to 31 December 2016 and subsequent to year-end:

•

the following directors retired at the Annual General Meeting on 4 May 2016 and being eligible for re-election were re-elected by the shareholders: Srinivasan Venkatakrishnan, Michael Kirkwood, Rhidwaan Gasant and David Hodgson.

In terms of the company’s Memorandum of Incorporation, the following directors are required to retire at the Annual General Meeting to be held on 16 May 2017: Sipho Pityana, Rodney Ruston, Maria Richter and Lumikile Nkuhlu. Sipho Pityana, Rodney Ruston and Maria Richter are eligible and have offered themselves for re-election. However, Lumikile Nkuhlu has not offered himself for re-election as announced by the company on 21 February 2017.

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

Chris Sheppard (58)

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

Tirelo Sibisi (48)

BSSc, Advanced HR Executive Development Programme, MBA, Post Graduate Diploma in Business Management

Executive Vice President – Group Human Resources

In her role Executive Vice President – Group Human Resources, Tirelo is responsible for people and organisational development, which entails developing a highly engaged, transformed, diverse and productive workforce. She has more than 20 years’ experience in the field of human resources having been the group executive for human resources and corporate social investment at PPC Cement, where she played a key role in the acquisition of new mining licences for the company for their operations in throughout Africa. Tirelo’s experience includes 10 years in the information technology sector at IBM (South Africa and Paris) and at Telkom, making her a well-rounded human resources generalist with strengths in talent management, succession planning, union negotiations and remuneration.

Charles Carter (54)

BA (Hons), DPhil

Executive Vice President – Strategy and Business Development

Charles is responsible for group strategy, business development, corporate finance, investor relations and communications. He has worked in the mining industry in South Africa and the Americas for 25 years and has had responsibility for a range of additional portfolios that include human resources, risk management, business planning and executive responsibility for the company’s business in Colombia.

Graham Ehm (60)

BSc Hons, MAusIMM, MAICD

Executive Vice President – Group Planning and Technical

Graham, who has multi-commodity experience, has held senior leadership positions in AngloGold Ashanti in Tanzania and Australia. His current portfolio entails business planning and portfolio optimisation, capital investment optimisation, monitoring of projects, studies and exploration, and non-managed joint ventures. In 2014 he was also assigned accountability for the closure and redevelopment of the Obuasi Gold Mine.

Ron Largent (56)

BSc (Min. Eng.), MBA

Chief Operating Officer – International

Ron has more than 30 years’ experience in international mining operations and project management. He joined the organisation in 1994 as Manager, Gold Operations for Cripple Creek & Victor and served as Vice President – General Manager at Jerritt Canyon and Cripple Creek & Victor between 2000 and 2007. He was promoted to Executive Vice President – Americas in 2007, and subsequently promoted to Chief Operations Officer – International in 2013. His portfolio was extended to include Continental Africa. Effective January 2014, Australia was also included in his remit. He is currently accountable for overall strategic and operational responsibilities for production at the company’s mining operations across four continents and nine countries.

David Noko (59)

Executive Vice President – Group Sustainable Development

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

Maria Sanz Perez (51)

BCom LLB, Higher Diploma in Tax, AMP (Harvard), Admitted Attorney

Executive Vice President – Legal, Commercial and Governance and Company Secretary

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

Executive Committee movements subsequent to year end

Ron Largent will be retiring with effect from 30 June 2017 as Chief Operating Officer: International. In line with the company’s succession plan and to ensure an orderly handover, Ludwig Eybers who has been in the role of Deputy Chief Operating Officer International, has been appointed to succeed Ron as Chief Operating Officer: International. Ludwig replaced Ron on AngloGold Ashanti’s group executive committee effective 22 February 2017 and will continue to work with Ron to complete the well advanced transition.

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

VA Chamberlain (54)

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

REMUNERATION AND HUMAN RESOURCES COMMITTEE

Remuneration and Human Resources Committee (Remco)

The Remco comprises of five non-executive directors and its purpose is to discharge the responsibilities of the board relating to all compensation, including all salary and equity compensation of the company’s executives. The committee establishes and administers the company’s executive remuneration and its broad objectives include; aligning executive remuneration with company performance and shareholder interests; setting remuneration standards aimed at attracting, motivating and retaining a competent executive team; linking individual pay with operational and company performance aligned to strategic objectives; and evaluating compensation of executives including approval of salary, equity and incentive based awards.

With respect to its mandate on human resources, the committee has oversight to all strategic aspects of people development and human resource issues. The committee also considers and makes recommendations to shareholders on non-executive director’s fees.

The performance of the executive team, including the executive directors, is considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key performance objectives. Bonuses paid to the executives are a reflection of performance of each of the executives and the company as a whole.

The members of the committee during 2016 are reflected below:

Members

MJ Kirkwood (Chairperson)

Prof LW Nkuhlu

SM Pityana

NP January-Bardill

M Richter

The meetings of the committee are attended by the Chief Executive Officer, Chief Financial Officer and Executive Vice President: Group Human Resources, except when their own remuneration or benefits are being discussed.

Remuneration policy

The remuneration policy is designed to allow AngloGold Ashanti to compete in a global market where we strive to retain and remunerate our employees using fair, robust and appropriate remuneration and reward for their contributions. Cost management and shareholder value remain fundamental drivers of the policy delivery.

Linking pay and performance for our executives is important and by having a large portion of executive pay defined as at risk pay, the policy ensures that executive compensation is aligned with the overall performance of the company, the regions and the business units. The executives have an overriding focus on social sustainability including safety, and a large percentage of variable pay is directly linked to keeping our employees safe.

Total reward

When determining remuneration AngloGold Ashanti considers all elements of short- and long-term fixed and variable pay, and ensures that it is consistent with the overall strategic direction of the company and each employee’s individual performance.

For a description of share-based compensation and awards see “Item 6E: Share Ownership”.

Executive directors do not receive payment of directors fees or committee fees.

Benchmarking

Our executives and non-executives are benchmarked against a global group of competitors. AngloGold Ashanti’s size and complexity as well as each individual executive’s role are reviewed against the benchmark group from a base pay, benefits, guaranteed pay and variable pay perspective (which takes into consideration individual performance). The 2016 bespoke benchmark survey was completed by Mercer.

Our salary benchmarks are targeted at the market median of a global market; where there is a shortage of specialist and/or key technical skills higher than the benchmark median is paid.

Each executive’s role is individually sized to ensure the best match possible. The comparison is done on the same or similar roles irrespective of place of work (including a review of purchasing power parity between countries). Each component of remuneration (base salary, short-term incentives, long-term incentives, Co-investment plan and employee benefits and allowances) is analysed and compared with the benchmarks and the overall package is reviewed accordingly.

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees receive retirement benefits under defined contribution plans. There are no longer any executives in the legacy defined benefit plans. Contributions vary based on the employee’s retirement plan.

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION

	Salary(1)	Performance related payments (2)	Pension scheme benefits	Other benefits and encashed leave(3)	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands	2016						SA Rands	US Dollars(4)

Executive Directors
S Venkatakrishnan	12,660	7,323	3,133	3,785	26,901	-	26,901	1,832
KC Ramon	8,007	4,354	800	743	13,904	-	13,904	947
Resigned executive director	-	-	-	-	-	-	-	-
	20,667	11,677	3,933	4,528	40,805	-	40,805	2,779
Prescribed Officers
I Boninelli(5)	1,607	-	161	10,124	11,892	24,995	36,887	2,513
CE Carter(6)	10,180	4,439	1,523	2,058	18,200	4,342	22,542	1,535
GJ Ehm	9,466	3,740	381	3,781	17,368	7,480	24,848	1,693
RW Largent	17,722	7,728	3,314	5,810	34,574	16,291	50,865	3,465
DC Noko	6,432	2,805	643	4,227	14,107	-	14,107	961
ME Sanz Perez	6,404	2,985	641	2,389	12,419	11,664	24,083	1,640
CB Sheppard	6,604	2,965	674	339	10,582	-	10,582	721
TR Sibisi(7)	4,887	2,398	497	166	7,948	-	7,948	541
Retired prescribed officer	-	-	-	-	-	-	-	-
	63,302	27,060	7,834	28,894	127,090	64,772	191,862	13,069
Total Executive Directors’ and Prescribed Officers’ remuneration ZAR	83,969	38,737	11,767	33,422	167,895	64,772	232,667
Total Executive Directors’ and Prescribed Officers’ remuneration USD	5,719	2,638	802	2,277	11,436	4,412		15,848

(1)	Salaries are disclosed only for the period from or to which office is held, and include car allowances where applicable.
(2)	The performance related payments are calculated on the year’s financial results.
(3)

Includes health care, pension allowance, cash in lieu of dividends, vested CIP match awards, secondment / relocation allowances, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(4)	For illustrative purposes only values have been converted using the average annual exchange rate for 2016: R14.6812:$1 (2015: R12.7719:$1; 2014: R10.8295: $1) to arrive at the US dollar equivalent.
(5)	No longer a prescribed officer with effect from 31 March 2016.
(6)	Benefits for 2016 include a dependent’s scholarship award of $2,500.
(7)	TR Sibisi commenced employment on 18 January 2016 and as such her pay reflects just over 11 months of the year.

NON-EXECUTIVE DIRECTORS’ COMPENSATION

The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and allowances for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company and are precluded from participation in the company’s share incentive scheme.

NON-EXECUTIVE DIRECTORS’ REMUNERATION

	Director fees(1)	Committee fees(1)	Travel allowance(1)	Total
US Dollars (‘000)	2016
SM Pityana (Chairman)	293,500	76,000	8,750	378,250
AH Garner	123,500	43,500	32,500	199,500
LW Nkuhlu	163,500	83,500	8,750	255,750
MJ Kirkwood	123,500	78,500	47,500	249,500
NP January-Bardill	123,500	56,000	10,000	189,500
R Gasant	123,500	58,500	11,250	193,250
RJ Ruston	123,500	56,000	51,250	230,750
MDC Richter	123,500	43,500	32,500	199,500
DL Hodgson	123,500	43,500	8,750	175,750
Total	1,321,500	539,000	211,250	2,071,750

(1)	Directors’ compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R14.6812:$1 (2015: R12.7719:$1; 2014: R10.8295:$1).

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

In terms of the company’s Memorandum of Incorporation (MOI), one third of the directors are required to retire at each Annual General Meeting (AGM) and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to stand for re-election at the AGM on 16 May 2017 are Sipho Pityana, Rodney Ruston, Lumikile Nkuhlu and Maria Richter.

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

South African-based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract. This reflects global roles and responsibilities and takes account of offshore business requirements.

The executive contracts are reviewed annually and include a change of control provision. The change of control is subject to the following triggers:

•	The acquisition of all or part of AngloGold Ashanti; or
•	A number of shareholders holding less than thirty-five percent of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•	The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2016 were as follows:

Executive committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

Key activities of the board and committees during 2016

The activities of the board and committees during 2016 were aimed at promoting the economic stability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance

The composition of the board and committees at the date of this report and attendance at meetings during 2016 are disclosed in the table below:

	Board	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nomination
No of Meetings in 2016	8	5	4	4	5	3
SM Pityana	8	n/a	n/a	4	5	3
LW Nkuhlu	8	5	4	4	n/a	3
R Gasant	8	5	4	n/a	n/a	n/a
DL Hodgson	8	n/a	4	n/a	5	n/a
NP January-Bardill	8	n/a	n/a	4	5	n/a
MJ Kirkwood	8	5	n/a	4	n/a	3
AH Garner	8	5	4	n/a	n/a	n/a
RJ Ruston	8	5	4	n/a	n/a	n/a
MDC Richter	8	5	n/a	4	n/a	n/a
S Venkatakrishnan	8	n/a	n/a	n/a	5	n/a
KC Ramon	8	n/a	4	n/a	n/a	n/a

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

The Audit and Risk Committee’s duties as required by section 94(2) of the Companies Act, King III and JSE Listing requirements are set out in its board-approved terms of reference which is reviewed and updated annually. These duties were discharged as follows:

•	reviewed the quarterly market updates and the half year results;
•	confirmed the integrity of the group’s Integrated Report, Annual Financial Statements and the Form 20-F;
•	reviewed the expertise, experience and performance of the finance function and Chief Financial Officer;
•	assessed the scope and effectiveness of the systems to identify, manage and monitor financial and non-financial risks;
•	reviewed the procedures for detecting, monitoring and managing the risk of fraud;
•	reviewed the scope, resources, results and effectiveness of the internal audit department;
•	approved the internal audit plan and subsequent changes to the approved plan;
•	ensured that a combined assurance model is applied to provide a co-ordinated approach to all assurance activities;
•	nominated the appointment of independent external auditors by the shareholders;
•	reviewed and approved the terms of engagement as contained in the engagement letter of the external auditors;
•	approved the remuneration of the external auditors;

•	pre-approved all non-audit services in line with a revised formal policy on non-audit services;
•	assessed the external auditors’ independence;
•	assessed the effectiveness of the group’s external audit function;
•	approved the appointment of the external auditors to provide independent limited assurance on certain sustainability indicators as included in the Sustainable Development Report;
•	reviewed developments in reporting standards, corporate governance and best practice;
•	monitored the governance of information technology (IT) and the effectiveness of the group’s information systems;
•	reviewed the adequacy and effectiveness of the group’s compliance function; and
•	evaluated the effectiveness of the committee through a self-assessment.

Proceedings and Performance Review

During 2016, the Audit and Risk Committee formally met five times.

The Chief Financial Officer, Chief Accounting Officer, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit, Group Tax Manager, Group Risk Manager, Chief Information Officer, the external auditors, as well as other assurance providers are invited to attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The CFO meets with the auditors before the meeting and attends a debrief session with the Audit and Risk Committee.

The Audit and Risk Committee assessed its effectiveness through the completion of a self-assessment process, results were discussed, actions taken and processes put in place to address areas identified for refinement.

Remuneration and Human Resources Committee

The Remuneration and Human Resources Committee activities are governed by the Terms of Reference (these were reviewed and approved at the November 2016 Remuneration and Human Resources Committee meeting). The purpose of the Committee is to assist the Board in discharging its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, long-term incentive compensation, employment, severance pay and ongoing perquisites or special benefit items and equity compensation of the Company’s executives, including the Chief Executive Officer as well as retention strategies, design and application of material compensation programmes and share ownership guidelines.

With respect to its mandate on human resources, the Committee has strategic oversight of matters relating to the development of the Company’s human resources with the main objective of creating a competitive human resource for the Group.

The committee operates in an independent role, operating as an overseer with accountability to the board. This is accomplished by:

•	Reviewing and approving corporate goals and objectives relevant to the compensation of the executive management team;
•	Evaluating the performance of the executive management team in light of these goals and objectives annually and setting each executive’s compensation based on such evaluation;
•	Ensuring that the mix of fixed and variable pay, in base pay, shares and other elements of compensation meets the company’s requirements and strategic objectives;
•	Linking individual pay with operational and company performance in relation to strategic objectives;
•	Considering the sentiments and views of the company’s investors;
•	Overseeing and reviewing all aspects of any share option scheme operated by or to be established by the company;
•	Regularly reviewing incentive schemes to ensure continued contribution to shareholder value and ensure that these are administered in terms of the rules;
•	Regularly reviewing human resources strategy aimed at ensuring the supply and retention of sufficient skilled resources to achieve the company’s objectives;
•	Ensure that the remuneration policy and implementation report is put to a non-binding advisory vote at the general meeting of shareholders once every year; and
•	Review the outcome of the implementation of the remuneration policy to ensure that the set objectives are being achieved and fairness is addressed.

The current members of the Committee are:

Remuneration and Human Resource Committee Members	MJ Kirkwood (Chairman and independent NED)
NP January-Bardill (Independent NED)
Prof LW Nkuhlu (Independent NED)
SM Pityana (Board Chairman) M Richter (Independent NED)
Number of meetings held from January to December 2016	Four
Other individuals who regularly attended meetings	S Venkatakrishnan (CEO)
T Sibisi (EVP: Group Human Resources)
M Hopkins representing PwC (Independent Advisor to the Committee)
C van Dyk (SVP: COO HR and Group Remuneration and Benefits and Secretary to the Committee)

NED	– Non-Executive Director

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

6D.	EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last three financial years was:

	2016	2015	2014
South Africa	28,507	28,325	29,511
Continental Africa	12,691	11,942	16,070
Australasia	925	836	832
Americas(1)	8,126	8,432	8,588
Other, including corporate and non-gold producing subsidiaries	2,400	2,731	3,056
Total*	52,649	52,266	58,057

*	The number of contractors employed on average during 2016 was 14,272.
(1)	Includes average number of employees at CC&V until the date of sale.

Labour relations and collective bargaining

At AngloGold Ashanti, all employees have the right to collective bargaining, which we recognise and apply according to the applicable laws and regulations in each of the countries in which we operate. Only our Australasian operations do not have collective bargaining, as this is not recognised in Australia.

In the South Africa region, the three-year wage agreement signed in 2015 remains in force until 2018. During the year, AngloGold Ashanti continued to engage all unions to ensure that obligations of the agreement are implemented. During the year, there was no loss of production due to protected and/or unprotected strike action in the region. AngloGold Ashanti has a constructive and robust relationship with all organised labour unions, including the Association of Mineworkers and Construction Union (AMCU), the National Union of Mineworkers (NUM), Solidarity and UASA.

At Geita in Tanzania, Siguiri in Guinea and at our Malian operations, annual wage negotiations were successfully concluded with final wage agreements being signed with the respective unions.

In Ghana, Iduapriem Mine and the Ghana Mineworkers Union finalised a review of selected existing collective bargaining items and agreed a two-year collective agreement for 2016 and 2017. Discussions between management and union representatives are ongoing and it is expected that wage talks will conclude in the first half of 2017.

In the Americas region, annual wage negotiations in both Brazil and Argentina were successfully concluded and agreements signed in the latter part of 2016.

6E.	SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December 2016 which individually did not exceed 1 percent of the company’s issued ordinary share capital, were:

	Beneficial
	Direct	Indirect
	31 December 2016
Non-Executive Directors
SM Pityana	2,990	-
MDC Richter(1)	7,300	-
DL Hodgson	1,500	-
MJ Kirkwood(1)	15,000	-
LW Nkuhlu	3,000	-
RJ Ruston(2)	-	1,000
Total	29,790	1,000
Executive Directors
S Venkatakrishnan	213,423	-
KC Ramon	12,334	-
Total	225,757	-
Company Secretary
ME Sanz Perez	7,921	12,747
Total	7,921	12,747
Prescribed Officers
CE Carter	43,229	-
GJ Ehm(2)	33,782	-
RW Largent(1)	44,470	-
DC Noko	28,015	-
Total	149,496	-
Grand total	412,964	13,747

(1)	Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)	Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2016

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holding
Non-executive directors
AH Garner	14 March 2017	On-market purchase of American Depository Receipts	7,500	Direct
Executive directors
S Venkatakrishnan	23 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	12,902	Direct
		On-market sale of ordinary shares to settle tax costs	5,367	Direct
	6 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	15,510	Direct
KC Ramon	27 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,176	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,427	Direct
	6 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,328	Direct

Company Secretary
ME Sanz Perez	28 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,073	Direct
Prescribed officers
CE Carter	24 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,480	Direct
	7 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,265	Direct
GJ Ehm	2 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,750	Direct
	3 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,000	Direct
L Eybers(1)	16 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,812	Direct
R Largent	2 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	16,870	Direct
D Noko	6 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,921	Direct
		On-market sale of ordinary shares to settle tax costs	4,060	Direct
	9 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,352	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,401	Direct
		On-market sale of ordinary shares to settle tax costs	1,385	Direct
CB Sheppard	15 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,344	Direct
TR Sibisi	28 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,085	Direct

(1)	Appointed a prescribed officer with effect from 22 February 2017.

SHARE OWNERSHIP OF EXECUTIVE OFFICERS/EXECUTIVE MANAGEMENT

Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers/executive management in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate, do not exceed one percent of the company’s issued ordinary share capital.

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

Executive Committee members

•

Within three years of appointment (or for existing executives, from the introduction of this rule), Executive Committee members are to accumulate a MSR of AngloGold Ashanti shares to the value of 75 percent of net annual base salary; and At the end of six years, Executive Committee members are to accumulate a MSR of AngloGold Ashanti shares to the value of 150 percent of net annual base salary (additional 75 percent MSR) which they will be required to hold on an on-going basis.

The table below summarises each director and executive committee member’s accomplishment of the MSR:

Executive	Target Achievement Date	MSR Target Percentage as at 3 year Achievement Date	MSR holding as at 31 Dec 2016 as % of net base pay	Six-year MSR Target Percentage Achievement
Executive Directors
S Venkatakrishnan(1)	March 2016	100%	1,046%	200%
KC Ramon(2)	March 2018	100%	68%	200%

Prescribed Officers
CE Carter	March 2016	75%	188%	100%
GJ Ehm	March 2016	75%	277%	100%
RW Largent(3)	March 2016	75%	122%	100%
DC Noko	March 2016	75%	364%	100%
ME Sanz Perez	March 2016	75%	200%	100%
C Sheppard(4)	March 2019	75%	0%	100%
TR Sibisi(5)	March 2020	75%	0%	100%

(1)	The executive director has retained all of his share exposure in the company (net of tax) since he joined AngloGold Ashanti during 2000
(2)	The executive director joined the company 1 October 2014 and the 3 year MSR achievement is only due in March 2018.
(3)	The prescribed officer required to sell shares in order to pay for tax on vesting in US, resulting in reduced shareholding.
(4)	The prescribed officer joined the company 1 June 2015 and the 3 year MSR achievement is only due in March 2019.
(5)	The prescribed officer joined the company 18 January 2016 and the 3 year MSR achievement is only due in March 2020.

Co-Investment Plan

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

AngloGold Ashanti Share Incentive Scheme

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

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the “AngloGold Ashanti Share Incentive Scheme” or “Share Incentive Scheme”.

Although the Remuneration and Human Resources Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.

The type and vesting criteria of the options or awards granted are:

Bonus Share Plan (BSP)

The granting of awards in terms of the BSP was approved by shareholders at the Annual General Meeting held on 29 April 2005. The Scheme has undergone a number of changes, each approved by the shareholders. Currently, each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.

The Executive Committee members receive an allocation of 150 percent of their cash bonus while all other participating employees receive a 120 percent matching. The vesting period runs over two years with 50 percent vesting 12 months after the date of issue and the remaining 50 percent vesting 24 months after the date of issue.

The Share Incentive Scheme does not have sufficient shares under its control to continue to meet awards based on previous criteria. Accordingly the criteria under the scheme are under review and a new incentive scheme is being proposed to shareholders for approval at the May 2017 Annual General Meeting.

Long Term Incentive Plan (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on 29 April 2005. Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest in three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.

The criteria under the LTIP are under review and a new incentive scheme is being proposed to shareholders for approval at the May 2017 Annual General Meeting.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2016 and subsequent to year-end are set out in the table below.

Number of options and awards granted

	Balance at 1 January 2016	Granted during 2016	Exercised during 2016	Lapsed during 2016	Balance as at 31 December 2016(1)
Executive Directors
S Venkatakrishnan	676,489	49,962	-	37,364	689,087
KC Ramon	181,462	30,323	-	-	211,785
	857,951	80,285	-	37,364	900,872
Prescribed Officers
I Boninelli	274,875	-	123,379	151,496	-
CE Carter	235,484	36,666	21,764	-	250,386
GJ Ehm	364,297	31,602	40,145	24,400	331,354
RW Largent	525,801	63,828	82,174	31,839	475,616
D Noko	244,540	20,080	-	20,028	244,592
ME Sanz Perez	261,374	19,992	56,945	19,208	205,213
CB Sheppard	17,400	10,152	-	-	27,552
	1,923,771	182,320	324,407	246,971	1,534,713
Other	8,071,006	1,841,162	2,634,038	1,080,062	6,198,068
Total share incentive scheme	10,852,728	2,103,767	2,958,445	1,364,397	8,633,653

(1)	The latest expiry date of all options/awards granted and outstanding at 31 December 2016 is 3 March 2026.

Subsequent to year end and up to 17 March 2017, options/awards exercised by Executive Directors and Prescribed Officers, are for Charles Carter who exercised 58,260 awards for a pre-tax gain of $561,100; and Ronald Largent who exercised 112,937 awards for a pre-tax gain of $1,093,891.

A total of 1,563,056 (2015: 2,248,613) options/awards out of the 8,633,653 (2015: 10,852,728) options/awards granted and outstanding at 31 December 2016 are fully vested.

Awards granted since 2005 have been granted at nil cost to participants.

Non-executive directors are not eligible to participate in the share incentive scheme.

In 2016, Cash Settled Long Term Incentive Plan (CSLTIP) awards of 120,000 each were granted to key management personnel.

Awards granted in respect of the 2016 financial results:

Total awards 2016(1)
Executive Directors
S Venkatakrishnan	49,962
C Ramon	30,323
80,285
Prescribed Officers
CE Carter	36,666
GJ Ehm	31,602
RW Largent	63,828
D Noko	20,080
ME Sanz Perez	19,992
CB Sheppard	10,152
TR Sibisi	-
182,320
Total awards to executive management	262,605

(1)	Relates to BSP 16 awards that were granted subsequent to the Annual General Meeting on 4 May 2016.

Number of BSP and LTIP awards granted

In accordance with the JSE Listings Requirements and the rules of the AngloGold Share Incentive Scheme, the changes in awards granted and the ordinary shares issued as a result of the exercise of awards during the period 1 January 2017 to 28 February 2017 are disclosed below:

	Bonus Share Plan(1)	Long-Term Incentive Plan(1)	Total Share Incentive Scheme
At 1 January 2016	4,708,799	6,143,929	10,852,728
Movement during year
– Granted	2,103,767	-	2,103,767
– Exercised	(2,409,907)	(548,538)	(2,958,445)
– Lapsed/forfeited	(204,374)	(1,160,023)	(1,364,397)
At 31 December 2016	4,198,285	4,435,368	8,633,653
Subsequent to year-end
– Exercised	(41,787)	(58,685)	(100,472)
– Lapsed/forfeited	(16,229)	(1,091,688)	(1,107,917)
At 28 February 2017	4,140,269	3,284,995	7,425,264

(1)	BSP and LTIP awards granted at nil cost to participants.

Due to the limited number of shares available as a result of a diminishing share pool there were insufficient shares available to do the LTIP allocation in 2016.

The table below reflects the total number of awards that are available for issue in terms of the share incentive scheme:

	2016 Awards	2015 Awards
At 1 January	1,992,078	3,679,584
Increase in allotment approved by shareholders at AGM	-	3,000,000
	1,992,078	6,679,584
Bonus Share Plan awards granted	(2,103,767)	(2,562,313)
Long Term Incentive Plan awards granted	-	(3,120,555)
Lapsed/Forfeited Bonus Share Plan	204,374	165,006
Long Term Incentive Plan	1,160,023	830,356
At 31 December	1,252,708	1,992,078

ITEM 7: SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OVERVIEW

DESCRIPTION OF ANGLOGOLD ASHANTI’S SHARE CAPITAL

AngloGold Ashanti’s share capital consists of four classes of stock:

•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);
•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”);
•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”); and
•	C redeemable preference shares of no par value (the “C preference shares”).

The authorised and issued share capital of AngloGold at 31 December 2016 is set out below:

Title of class	Authorised	Issued
Ordinary shares	600,000,000	408,223,760
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896
C preference shares	30,000,000	0

All the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. For a discussion of rights attaching to the ordinary shares, the A redeemable preference shares, the B redeemable preference shares and the C redeemable preference shares, see “Item 10B: Memorandum of Incorporation”.

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2016		2015		2014

At 1 January	405,265,315	101,316,329	404,010,360	101,002,590	402,628,406	100,657,102
Issued during the year:
- Bokamoso ESOP on conversion of E ordinary shares	–	–	–	–	154,299	38,575
- Izingwe on conversion of E ordinary shares	–	–	–	–	149,733	37,433
- Exercise of options by participants in the AngloGold share Incentive Scheme	2,958,445	739,611	1,254,955	313,739	1,077,922	269,480
	408,223,760	102,055,940	405,265,315	101,316,329	404,010,360	101,002,590

During the period 1 January 2017 to and including 22 March 2017, 588,955 ordinary shares were issued at an average issue price of R193.48 per share, resulting in 408,812,715 ordinary shares being in issue at 22 March 2017.

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

A special resolution to create 30,000,000 new C redeemable preference shares of no par value was approved by shareholders on 4 May 2016. The C redeemable preference shares have no par value but have the same rights as the B preference shares save that the C preference shares rank after the B preference shares (but prior to the A preference shares) as regards the payment of dividends, redemption proceeds and payment on winding up of the company.

7A.	MAJOR SHAREHOLDERS

According to information available to the directors, the following are the only shareholders or their associates holding, directly or indirectly, in excess of 5 percent of the ordinary issued share capital of the company:

Ordinary shares held at	31 December 2016		31 December 2015		31 December 2014
Shareholder*	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights

BlackRock Inc.	42,966,540	10.53
Public Investment Corp. of South Africa	25,580,542	6.27	25,936,314	6.40	31,854,515	7.88
Van Eck Global	24,485,374	6.00	26,941,752	6.65	24,759,780	6.13
Investec Asset Management (Pty) Limited (South Africa)			31,185,069	7.69	28,576,916	7.07
Paulson & Co., Inc			25,027,300	6.18	26,205,400	6.49
Dimensional Fund Advisors			20,901,571	5.16

*Shares may not necessarily reflect the beneficial shareholder

At 31 December 2016, a total of 176,085,993 shares (or 43 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2016, the number of persons who were registered holders of ADSs was reported at 2,599. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at 31 December 2016, there were 13,960 holders on record of AngloGold Ashanti ordinary shares. Of these holders 460 had registered addresses in the United States and held a total of 60,478,497 ordinary shares, 14.82 percent of the total outstanding ordinary shares. In addition, certain accounts on record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 22 March 2017, a total of 170,522,240 ADSs or 42 percent of total issued ordinary share capital were issued and outstanding and held on record by 2,570 registered holders.

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year ended 31 December 2016:

At 31 December	2016
(in millions)	Purchases from related party $
Purchases of goods and services from related parties
Rand Refinery (Pty) Limited	10
Margaret Water Company	5
Société d’Exploitation des Mines d’Or de Sadiola S.A.	5
Société d’Exploitation des Mines d’Or de Yatela S.A.	1
21

Amounts due by joint ventures and associates arising from purchases of goods and services are unsecured and non-interest bearing.

At 31 December	2016
(in millions)	Sales and services rendered to related parties $
Sales and services rendered to related parties
Société d’Exploitation des Mines d’Or de Sadiola S.A.	5
Société d’Exploitation des Mines d’Or de Yatela S.A.	5
Société des Mines de Morila S.A.	2
Gramalote	4
16

As at 31 December 2016 the outstanding balances arising from the sale of goods and services due by related parties is $8m.

Loans due by associates as at 31 December

(in millions)	2016 $
Rand Refinery (Pty) Limited(1)	20

(1)	A shareholder loan of $44m was granted to Rand Refinery (Pty) Limited during December 2014. The loan accrues interest at JIBAR plus 3.5%. An amount of $13m was recognized as an impairment in 2016.

As at 31 December 2016 there are no outstanding balances arising from loans owed to related parties.

7C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8:	FINANCIAL INFORMATION

8A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

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

•

The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $13 million.

•

Departamento Nacional de Produção Mineral (DNPM) v. AngloGold Ashanti Brazil Mineração (AABM): In November 2007, the DNPM, a Brazilian federal mining authority, issued a tax assessment against AABM relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006. In 2016, a partial settlement with the Brazilian tax authority reduced this assessment to $9m. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $15 million.

•

Notice from the Colombian Tax Office (DIAN) to AngloGold Ashanti Colombia S.A. (AGAC): In January 2013, AGAC received notice from the DIAN that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $21 million will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $120 million. The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015, before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). In July 2016, the tribunal held initial procedural hearings on the tax disputes, and the litigation is proceeding.

•

Argentina Tax Authority (AFIP) and Cerro Vanguardia S.A. (CVSA): On 12 July 2013, CVSA received a notification from the AFIP requesting corrections to the 2007, 2008 and 2009 income tax returns of about $7 million relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $22 million. CVSA and AFIP have corresponded on this issue over the past several years, and the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015; and the matter is proceeding.

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

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (ARM). The working group remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation.

The companies are among respondent companies in a number of lawsuits related to OLD. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue. The working group will continue with its efforts – which have been ongoing for more than two years – to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.

The Class Actions

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May, 2016, the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class, each of which covers current and former underground mineworkers who worked in South African mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The High Court ordered a two-stage process in the class action. The first stage is to resolve common issues and allow the individuals to opt out. The second stage will allow the individuals to opt in to the class to make their claims against the respondent mining companies. The High Court also decided that claims for general damages (i.e., pain and suffering and loss of amenities of life) will be transferable to the estate or executor of any deceased mineworker who dies after the date of filing of the certification application. On 3 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal (SCA). On 24 June 2016, leave to appeal was (i) granted in respect of the issue of the transferability of deceased mineworkers’ claims for general damages but (ii) denied in respect of all other orders of the High Court. On 15 July 2016 AngloGold Ashanti, along with several other respondent companies, filed a petition with the SCA for leave to appeal such other orders of the High Court, and on 13 September 2016, the SCA granted the mining companies leave to appeal the entire High Court ruling to the SCA.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. Given the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed with the company, no reliable estimate can be made for the obligation.

•

Chamber of Mines of South Africa acting in its own name and o.b.o. Harmony Gold Mining Company Ltd, AngloGold Ashanti Ltd and Sibanye Ltd v AMCU (First Respondent): At the start of 2014, the Association of Mineworkers and Construction Union (AMCU) embarked upon protracted strike action in the platinum sector after reaching deadlock during wage negotiations with Anglo Platinum, Impala Platinum and Lonmin respectively. In the Gold Sector, following the extension of the 2013 Wage Agreement to all employees irrespective of their union affiliation, AMCU, on 20 January 2014, served strike notices at three gold companies to challenge the extension of the 2013 Wage Agreement to members of AMCU. An interim interdict was granted to the Chamber of Mines by the Labour Court in Johannesburg on 30 January 2014, declaring the intended strike unprotected and prohibiting unprotected strike action as well as any conduct that might encourage workers to embark on strike action. AMCU was ordered to return to court on 14 March 2014 to explain why the interim interdict should not be made permanent. On 23 June 2014, the Labour Court upheld the interim interdict. AMCU appealed this ruling to the Labour Appeal Court, and after the Appeal Court also upheld the interdict, AMCU appealed to the Constitutional Court. On 21 February 2017, the Constitutional Court dismissed the appeal by AMCU and held that the 2013 Wage Agreement was validly extended to AMCU members and the relevant statutory provisions were constitutionally compliant.

COLOMBIA

•

La Colosa class action lawsuits: Four (4) class action lawsuits are pending in relation to AngloGold Ashanti Colombia S.A. (AGAC)’s Santa Maria-Montecristo and La Colosa projects, which are in their pre-feasibility phase. Each lawsuit aims to stop exploration and mining in certain restricted areas affected by the projects due to environmental concerns or alleged breaches of environmental laws. In one of these lawsuits, the court granted the plaintiff a preliminary injunction, suspending the mining concession contracts of the Santa Maria-Montecristo project in September 2011. The injunction remains in place and has been challenged by AGAC; however, it is not a critical path item for the project. In another lawsuit, on 10 October 2016, Tolima’s Administrative Court ordered that a technical study be prepared by April 2017 by a panel of seven (7) experts (selected by the plaintiff, AGAC, universities, the government and an NGO) to determine whether the La Colosa project presents a “threat” to the environment during its exploration phase. If the study were to conclude that a “threat” exists, certain activities at La Colosa may be suspended. AGAC successfully appealed the order to prepare the technical study and the order has been temporarily suspended, pending resolution by the State Council (appellate court).

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

•

Department of the Environment, Housing and Territorial Development (DoE) v. AngloGold Ashanti Colombia S.A. (AGAC): On 29 April 2009, the DoE opened an investigation against AGAC and brought a list of charges against it for carrying out exploratory activities at the La Colosa project without having obtained the applicable permit to partially or temporarily use the soil of a forest reserve that was designated as a restricted area. In 2010, while conducting its investigation against AGAC, the DoE also proceeded to update the existing mining terms of reference, which set forth the environmental studies and other environmental activities that each mining company is required to conduct in connection with the exploration phase of its respective mining project. The new terms of reference specify that exploration may not be carried out in restricted areas without a permit sanctioning such exploration. The DoE then resolved that AGAC was in breach of the 2010 terms of reference and issued a fine of $70,000 against the company. AGAC subsequently filed an action against the DoE in the Administrative Superior Court of the Cundinamarca District to annul the fine but paid the fine while awaiting the results of the legal actions. On 27 March 2015, the Administrative Superior Court annulled the fine. The DoE appealed this ruling. In January 2017, the appellate court reinstated the fine against the company. Although the amount of the fine is not significant, the finding that the company breached the terms of reference could be used as the basis for a legal action by the government that could prohibit the company from entering into any contracts, including mining contracts, with the government for a period of time or to terminate AGAC’s three core mining concession contracts relating to the La Colosa project. AGAC is currently evaluating its options with respect to this matter.

•

Piedras: In 2013 the Council for the city of Piedras, near the La Colosa project, issued a referendum attempting to ban all mining activities in Piedras. This referendum does not have an immediate impact on the La Colosa project, however, AGAC believes this referendum is in violation of federal law. The referendum was subsequently validated by the local administrative court in Tolima (the Department in which Piedras is located). AGAC subsequently filed a request for annulment of the referendum with the Second Administrative Court of Ibaque and a tutela (a legal action alleging a violation of AGAC’s constitutional rights) with the State Council (Supreme Court for administrative purposes). On 21 August 2014, the State Council dismissed the tutela action for lack of standing, which AGAC appealed to a different division of the State Council. On 11 December 2014, this State Council division affirmed the earlier dismissal on the grounds that AGAC did not have mining tenements in Piedras. However, in the same ruling the court recognised that Piedras did not follow the correct procedure when it issued the 2013 referendum. AGAC’s request for annulment of the referendum is pending.

•

La Colosa Human Rights Litigation: In November 2014, the Personero (Ombudsman) of Ibaque filed suit against the Colombian government in the Inter-American Court of Human Rights. This Court is an autonomous judicial institution whose purpose is the application and interpretation of the American Convention on Human Rights (Colombia, along with many other Central and South American countries, has ratified this Convention). The suit alleges that the government has failed to protect the interests of the peoples of Ibaque by issuing permits to AGAC for the La Colosa project and by failing to resolve the class actions that have been pending for an extended period of time. Although AGAC is not a party to the suit, its outcome is important to the development of the La Colosa project. The first step in the litigation process is for the Court to decide whether to accept the case. If the case is accepted, the Colombian government will have to defend itself against the lawsuit and will be bound by the findings of the Court.

GHANA

•

Pompora Treatment Plant Litigation: On 2 April 2013, AGAG received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions but AGAG intends to allow some time to pass prior to applying to have the matter dismissed for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA) (Frank Adjei Danso and five others), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships resulting from the failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for AGAG’s obligation in either matter.

•

Mining and Building Contractors Limited: On 11 October 2011, AGAG terminated Mining and Building Contractors Limited’s (“MBC”) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi. The Parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97 million. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration and the parties await the constitution of the tribunal.

•

Obuasi Arbitration: On 8 April 2016, AngloGold (Ghana) Limited (AGAG) filed a request for arbitration against the Republic of Ghana (GoG). AGAG filed this request with the International Centre for Settlement of Investment Disputes (ICSID), an international arbitration institution headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. AGAG is seeking relief from GoG for breaching the mining lease relating to the Obuasi mine by withdrawing military personnel from the Obuasi mine and subsequently failing to restore law and order. In so doing, GoG has allowed and facilitated illegal mining activity at Obuasi. These actions have prevented AGAG from peacefully enjoying the areas exclusively leased to it under the mining lease. GoG may raise counterclaims against AGAG in response to AGAG’s request for arbitration. In October 2016, the tribunal at ICSID (the Tribunal) was formally constituted. On 17 February 2017, the Tribunal joined GoG’s jurisdiction objections with proceedings on the merits. The matter is ongoing.

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

NORTH AMERICA

•

Designated Matters under the Stock Purchase Agreement between AngloGold Ashanti and Newmont: On 3 August 2015, AngloGold Ashanti and Newmont Mining (“Newmont”) concluded the sale of the Cripple Creek & Victor Gold Mine (“CC&V”) in Colorado to Newmont. As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement (the “Arrangement”) relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AGA had the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. On 31 October 2016, CC&V and the two contractors entered into a settlement wherein CC&V paid approximately $1.5 million to one contractor and $4 million to the other contractor. Separately, CC&V has cost claims against the mill design contractor, which claims are proceeding in arbitration.

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

DIVIDENDS

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti’s dividend policy allows the Board to declare an annual dividend to be based on 10 percent of the free cash flow generated by the business for that financial year, before taking into account growth capital expenditure. The Board may exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

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

Withholding tax

South Africa currently imposes a Dividend Withholding Tax on Companies (dividends tax) at a rate of 20 percent on the net amount of the dividend declared by a resident company, other than a Headquarter Company. On 22 February 2017, the rate increased from 15 percent to 20 percent for any dividends paid after 1 March 2017.

The dividends tax is generally imposed on the beneficial owner. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti. In all other cases, the maximum tax rate under the Treaty is 20 percent of the gross amount of the dividend. There are different rules to consider if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, there are certain South African compliance requirements that must be met in order to access the double tax treaty relief.

8B.	SIGNIFICANT CHANGES

Refer “Item 18: Note 34—Recent developments”.

ITEM 9: THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE		NYSE(1)
Year ended 31 December	High	Low	High	Low
	(South African cents per ordinary share)		(US dollars per ADS)
Annual information
2012	36,500	25,199	47.17	29.51
2013	27,048	11,401	31.88	11.14
2014	20,952	8,836	19.53	7.45
2015	14,999	7,159	13.12	5.64
2016	31,775	10,700	22.91	7.09

2015
First quarter	14,999	9,838	13.12	8.41
Second quarter	14,253	10,609	11.80	8.43
Third quarter	11,754	7,159	8.97	5.64
Fourth quarter	13,472	8,647	9.95	6.20

2016
First quarter	22,360	10,700	14.31	7.09
Second quarter	27,892	19,664	18.49	13.16
Third quarter	31,775	20,792	22.91	15.00
Fourth quarter	22,055	12,906	15.92	9.32

September 2016	25,400	20,792	17.86	15.00
October 2016	22,055	17,925	15.92	12.92
November 2016	20,000	14,888	14.77	10.45
December 2016	15,925	12,906	11.61	9.32
January 2017	17,584	14,716	12.78	10.68
February 2017	18,711	14,415	13.68	10.90
March 2017(2)	14,560	12,502	11,41	9.67

(1)	Each ADS represents one ordinary share.
(2)	Through 22 March 2017.

See “Item 7A: Major Shareholders” for the number of ADSs outstanding at 31 December 2016.

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

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

Authorised and Issued Shares

AngloGold Ashanti’s authorised and issued share capital as of 31 December 2016 and 22 March 2017 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorised	Issued
		22 March 2017	31 December 2016
Ordinary shares at par value of R0.25 each	600,000,000	408,812,715	408,223,760
A redeemable preference shares at par value of R0.50 each	2,000,000	2,000,000	2,000,000
B redeemable preference shares at par value of R0.01 each	5,000,000	778,896	778,896
C redeemable preference shares at no par value	30,000,000	-	-

All of the issued ordinary shares, A redeemable preference shares, B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

The table below details changes in the issued ordinary share capital of AngloGold Ashanti since 31 December 2013 through 31 December 2016.

Period to	Description	Number of Shares
31 December 2013		402,628,406
Ordinary shares issued during 2014	AngloGold Share Incentive Scheme	304,032
	Employee Share ownership programme – on conversion of E ordinary shares	1,077,922
31 December 2014		404,010,360
Ordinary shares issued during 2015	AngloGold Share Incentive Scheme	1,254,955
31 December 2015		405,265,315
Ordinary shares issued during 2016	AngloGold Share Incentive Scheme	2,958,445
31 December 2016		408,223,760

Shares held by AngloGold Ashanti or by its Subsidiaries

See “Item 18: Note 22 – Share capital and premium” for more information.

A and B Redeemable preference shares

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, one of AngloGold Ashanti’s wholly-owned subsidiary. AngloGold Ashanti’s Memorandum of Incorporation provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

C preference shares

On 4 May 2016, shareholders at the annual general meeting authorised the creation of a new class of preference shares in the share capital of the company, known as ‘C preference shares’. The terms of the C preference shares are the same as those of the existing B preference shares. However, the C preference shares rank after the B preference shares for purposes of dividends and payments upon redemption.

Unissued shares

In terms of a general authority from shareholders in annual general meeting, granted on 4 May 2016, the directors of the Company are authorised to allot and issue, for such purposes and on such terms as they may, in their discretion, determine, ordinary shares of 25 SA cents each (shares) in the authorised but unissued share capital of the Company up to a maximum of 5 percent of the number of shares in issue at the date of the ordinary resolution dated 4 May 2016. The directors annually seek renewal of such authority at the annual general meeting, and the next renewal will be requested at the annual general meeting to be held on 16 May 2017.

Authorised but unissued ordinary Shares under the control of the directors – amounting to 5 percent of Issued shares on 4 May 2016	20,384,778
Authorised but unissued ordinary shares attributable to the share incentive scheme (balance of – 20,000,000 total scheme allocation pursuant to shares issued from 15 October 2008)	9,886,361

10B.	MEMORANDUM OF INCORPORATION

On 1 May 2011, the South African Companies Act 71 of 2008 (as amended) (the Companies Act) came into effect. In terms of the Companies Act, companies were granted a two year period to amend their constitutional documents (previously referred to as the Memorandum and Articles of Association, but known under the Companies Act as a Memorandum of Incorporation (MoI)), in order to harmonise such constitutional documents with the Companies Act or adopt a new MoI. At a general meeting held on 27 March 2013, shareholders voted to adopt a new MoI for AngloGold Ashanti. The MoI was subsequently amended by special resolutions of shareholders passed at annual general meetings held on 14 May 2014, 6 May 2015 and 4 May 2016.

The 2016 amendment sought to create a new class of preference shares in the share capital of the company, known as ‘C preference shares’. See “Item 10A: Share Capital—C preference shares”.

At the annual general meeting to be held on 16 May 2017, AngloGold Ashanti will seek approval from shareholders to make certain changes required to ensure compliance with the JSE Limited’s listings requirements and the Companies Act, and to align the Memorandum of Incorporation with company practice and good corporate governance.

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

Rights Upon Liquidation

In the event of the winding up of AngloGold Ashanti:

•

The A preference shares shall confer the right, on a winding-up of the company, in priority to any payment in respect of the Ordinary Shares in the capital of the company then issued, but after any payment in respect of the B preference shares and the C preference shares in the capital of the company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution;

•

The B preference shares shall confer the right, on a winding-up of the company in priority to any payment in respect of the Ordinary Shares, the A preference shares and the C preference shares then in issue, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B preference shares outstanding at that time;

•

The C preference shares shall confer the right, on a winding-up of the company, ranking after and following payment of the holders of the B preference shares, but in priority to any payment in respect of the Ordinary Shares and the A preference shares in the capital of the company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per C preference share of the capital paid-up on the issue of the C preference shares outstanding at that time;

•	The A, B and C preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the company in any other manner arising; and
•	the ordinary shares confer the right to participate equally in any surplus arising from the liquidation of all other assets of AngloGold Ashanti.

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

Revolving Credit Facilities

General

On 17 July 2014, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, entered into a credit agreement (the US$ Revolving Credit Agreement) with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto as lenders. The US$ Revolving Credit Agreement provides for a $1.0 billion revolving credit facility (the US$ Revolving Credit Facility) available for drawing in US dollars. As of 22 March 2017, we have drawn $75 million under the US$ Revolving Credit Facility.

On 25 July 2014, AngloGold Ashanti Australia Limited entered into a credit agreement (the A$ Revolving Credit Agreement), as borrower with Commonwealth Bank of Australia, as facility agent, and certain financial institutions party thereto as lenders. The A$ Revolving Credit Agreement provides for a A$0.5 billion revolving credit facility (the A$ Revolving Credit Facility) available for drawing in Australian dollars. As of 22 March 2017, we have drawn A$275 million under the A$ Revolving Credit Facility.

On 3 December 2013, AngloGold Ashanti Limited entered into a credit agreement (the ZAR Revolving Credit Agreement), as borrower with Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders. This ZAR Revolving Credit Agreement was subsequently amended on 9 September 2014 to align it with both the US$ and A$ Revolving Credit Agreements. The ZAR Revolving Credit Agreement provides for a ZAR 1.5 billion revolving credit facility (the ZAR Revolving Credit Facility) available for drawing in South African Rands. As of 22 March 2017, we have drawn ZAR1.5 billion under the ZAR Revolving Credit Facility.

On 7 July 2015, AngloGold Ashanti Limited entered into a credit agreement (the ZAR Revolving Credit Agreement II), as borrower with Nedbank Limited as facility agent, who in conjunction with ABSA Bank Limited constitute the lenders. This ZAR Revolving Credit Agreement II is aligned with the other ZAR, US$ and A$ Revolving Credit Agreements. The ZAR Revolving Credit Agreement II provides for ZAR 1.4 billion revolving credit facility (ZAR Revolving Credit Facility II) available for drawing in South African Rands. As of 22 March 2017, the ZAR Revolving Credit Facility II is undrawn.

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

Loans under the A$ Revolving Credit Facility must be for a minimum of A$10 million (or for the balance of the undrawn total commitments at the time of the drawing), and no more than 10 loans may be outstanding at any time. Each loan must be repaid on the last day of the loan’s interest period, which can be a period of one, two, three or six months or any other period agreed by AngloGold Ashanti Australia Limited. All loans must be repaid in full on the final maturity date. The final maturity date is 25 July 2019.

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

The borrower under the ZAR Revolving Credit Facility is required to pay a commitment fee equal to 0.45 percent of the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrower is also required to pay a utilisation fee of 0.20 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two thirds of the total commitments then in effect) or 0.60 percent per annum (if the aggregate outstanding loans are equal to or greater than two thirds of the total commitments then in effect).

Financial covenant applicable to all Revolving Credit Facilities (RCF)

The Revolving Credit Agreements include a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the Revolving Credit Agreements) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the Revolving Credit Agreement, for one six month period subject to certain criteria. Refer Item 18: note 33 “Capital Management” for the formulae used in terms of the RCF’s to test compliance with the covenants.

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

Notes

2013 Notes

On 30 July 2013, AngloGold Ashanti Holdings plc (“AGAH”) issued $1,250 million 8.500% Notes due 2020 (the “2013 Notes). The interest on the 2013 Notes was payable semi annually on 15 January and 15 July of each year, commencing on 15 January 2014. The offering of the 2013 Notes was registered under the Securities Act and the 2013 Notes were listed on the New York Stock Exchange. On 24 August 2015, AGAH offered to buy back up to $810 million in aggregate principal amount of the outstanding 2013 Notes. The offer was partially accepted and $779 million was settled in September 2015. The balance of the 2013 Notes was redeemed on 1 August 2016.

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

The offering of the 2010 Notes was registered under the Securities Act. The 2010 Notes were listed on the New York Stock Exchange.

For further information, see “Note 23: Borrowings” to our Annual Financial Statements included in Item 18 of this Annual Report, “Item 5B.: Liquidity and Capital Resources” and “Item 19: Exhibits to Form 20-F”.

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

Taxation of dividends

South Africa currently imposes a Dividend Withholding Tax on Companies (dividends tax) at a rate of 20 percent on the net amount of the dividend declared by a resident company, other than a Headquarter Company. On 22 February 2017, the Minister of Finance announced that the dividends tax would increase to 20 percent on dividends paid with effect from 1 March 2017.

The dividends tax is generally imposed on the beneficial owner. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti. In all other cases, the maximum tax rate under the Treaty is 20 percent of the gross amount of the dividend. This rate was increased on 22 February 2017, from a rate of 15 percent previously. There are different rules to consider if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, there are certain South African compliance requirements that must be met in order to access the double tax treaty relief.

The definition of a dividend currently means any amount transferred or applied by a company that is a resident (including AngloGold Ashanti) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. It specifically excludes any amount transferred or applied by the company that results in a reduction of so-called contributed tax capital (CTC), or constitutes shares in the company or constitutes an acquisition by the company of its own securities by way of a general repurchase of securities in terms of the JSE Listings Requirements. A distinction is thus made between a general repurchase of securities and a specific repurchase of securities. If the company embarks upon a general repurchase of securities, the proceeds are not deemed to be a dividend whereas, in the case of a specific repurchase of securities where the purchase price is not funded out of CTC, the proceeds are likely to constitute a dividend.

The concept of CTC effectively means the sum of the stated capital or share capital and share premium of a company that existed on 1 January 2011, excluding any transfers from reserves to the share premium account or stated capital account, plus proceeds from the issue of any new shares by a company. Any application of CTC is limited to the holders of a class of shares and specifically that a distribution of CTC attributable to a specific class must be made proportionately to the number of shares held by a shareholder in a specific class.

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

With effect from 1 October 2007, gains realized on the sale of ordinary shares are automatically deemed to be on capital account and therefore, subject to capital gains tax, if the ordinary shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word “resident” is different for individuals and corporations and is governed by the South African Income Tax Act, 1962 ( the Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in South Africa through a permanent establishment situated therein.

Securities transfer tax (STT)

No securities transfer tax, or STT, is payable in South Africa with respect to the issue of a security, but STT is payable upon transfer thereof.

STT on transfers of securities is charged at a rate of 0,25 percent on the ‘taxable amount’ of the ‘transfer’ of every security issued by a company incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

The word ‘transfer’ is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security which results in a change in beneficial ownership. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership is not regarded as a ‘transfer’ for STT purposes. A security is also defined as a depositary receipt in a company. Accordingly, STT is payable on the transfer of a depositary receipt issued by a company. Generally, the central securities depositary that has been accepted as a participant in terms of the Financial Markets Act, is liable for the payment of the STT, on the basis that it is recoverable from the person to whom it is transferred.

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

Withholding tax on interest

A withholding tax on interest at the rate of 15% has been introduced with effect from 1 March 2015. This withholding is reduced to zero per cent in terms of the Treaty to the extent that the interest is derived and beneficially owned by a resident of the other Contracting State.

UNITED STATES TAXATION

The following is a general summary of certain material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary does not address any aspect of US federal gift or estate tax, or the state, local or non-US tax consequences to a US holder of shares or ADSs. This summary is based on US tax laws including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, non-resident aliens present in the United States for at least 183 days during the calendar year, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, partnerships or other entities treated as partnerships for US federal income tax purposes or persons holding shares or ADSs through such entities, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, accrual basis taxpayers, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term “US holder” means a beneficial owner of shares or ADSs that is: (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

As noted above in “–Taxation–South African Taxation–Taxation of dividends”, the South African government has enacted a dividend withholding tax. As a result, US holders who are eligible for benefits under the current Treaty will be subject to a maximum withholding tax of 20 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

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

Subject to the passive foreign investment company considerations discussed below, upon a sale, exchange or other disposition of shares or ADSs, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares or ADSs exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended 31 December 2016 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterised as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares (or ADSs).

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

US information reporting and backup withholding

In general, dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS and backup withholding. US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments including dividends and gross sale proceeds to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN or W-8BEN-E) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Information with respect to foreign financial assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non–United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and (iii) interests in non-United States entities. The shares or ADSs may be treated as specified foreign financial assets. In such cases, certain US holders may be subject to this information reporting regime and be required to file IRS form 8938 listing these assets with their U.S. federal income tax returns. Failure to file information reports may subject a US holder to penalties. US holders are urged to consult their own tax advisors regarding their obligations to file information reports with respect to the shares and ADSs.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

TREASURY POLICY

Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and exposure to the group’s counterparties.

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

IFRS guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

•

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2016 (2015: $2m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.

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

As at 31 December 2016 and 2015 the group had no outstanding commitments against future production as a result of the elimination of the hedge book during 2010.

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

As at 31 December 2016 and 2015, the group had no open forward exchange or currency option contracts in its currency hedge position.

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

Cash and loans advanced maturity profile

		2016				2015
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	$	7	0.80	37	0.42	100	0.39	159	0.17
	ZAR	625	6.69	127	5.49	260	6.12	325	5.37
	AUD	-	-	31	3.50	-	-	28	3.00
	BRL	-	-	5	14.08	-	-	63	13.37
	ARS	-	-	1	20.00	-	-	208	20.00

Borrowings maturity profile

	Within one year		Between One and two years		Between Two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$27	5.4	-	-	783	5.2	1,034	5.5	1,844
ZAR	30	10.2	1,238	8.6	160	10.1	289	15.2	1,717
BRL	3	5.7	3	5.7	4	5.3	1	3.2	11
AUD	6	6.8	108	4.4	150	4.6	49	6.8	313

The table above is based on the borrowings as at 31 December 2016 including borrowing cost and accrued interest but excludes any fair value adjustments.

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years

Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Total Borrowings amount (million)
	$27	5.4	—	—	1,817	5.4	1,844
ZAR	30	10.2	1,263	8.6	424	13.6	1,717
BRL	3	5.7	3	5.3	5	5.4	11
AUD	6	6.8	245	4.4	62	6.8	313

The table above is based on the borrowings as at 31 December 2016 including borrowing cost and accrued interest but excludes any fair value adjustments.

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

The combined maximum credit risk exposure at balance sheet date amounts to $395 million for financial assets (2015: $647 million) and $nil million for financial guarantees (2015: nil million). Credit risk exposure netted by open derivative positions with counterparts was nil (2015: nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group’s financial instruments, as measured at 31 December 2016 and 2015, are as follows (assets (liabilities)):

	31 December 2016		31 December 2015
(millions)	Carrying Amount $	Fair value $	Carrying Amount $	Fair value $
Cash and cash equivalents	215	215	484	484
Restricted cash	55	55	60	60
Short-term borrowings	(34)	(34)	(82)	(82)
Short-term borrowings at fair value	—	—	(18)	(18)
Long-term borrowings	(2,144)	(2,169)	(2,157)	(1,845)
Long-term borrowings at fair value	—	—	(480)	(480)
Listed investments - available for sale	51	51	30	30
Listed investments - held to maturity	6	8	5	6
Unlisted investments - held to maturity	73	73	57	57

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

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2016	2015
(millions)	$	$

Unrealised
Gain (loss) on non-hedge derivatives and other commodity contracts	18	(7)

Other comprehensive income

(millions)	Accumulated other comprehensive income as of 1 January 2016 $	Changes in fair value recognised in 2016 $	Reclassification adjustments $	Accumulated other comprehensive income as of 31 December 2016 $

Derivatives designated as
Capital expenditure	(2)	-	-	(2)

Before tax totals	(2)	-	-	(2)

After tax totals	(1)	-	-	(1)

(millions)	Accumulated other comprehensive income as of 1 January 2015 $	Changes in fair value recognised in 2015 $	Reclassification adjustments $	Accumulated other comprehensive income as of 31 December 2015 $

Derivatives designated as
Capital expenditure	(2)	-	-	(2)

Before tax totals	(2)	-	-	(2)

After tax totals	(1)	-	-	(1)

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2016 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2016

	Change in exchange rate	Change in borrowings Total
		$M

Debt
ZAR denominated (R/$)	Spot (+R1.50)	(10)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(15)

	2016

	Change in exchange rate	Change in borrowings Total
		$M

Debt
ZAR denominated (R/$)	Spot (-R1.50)	13
AUD denominated (AUD/$)	Spot (-AUD0.1)	18

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable

12B.	Warrants and Rights

Not applicable

12C.	Other Securities

Not applicable

12D.	American Depositary Shares

12D.3	Depositary Fees and Charges

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

For further information, refer to “Item 10C: Material Contracts – The Deposit Agreement”.

12D.4	Depositary Payments for 2016

For the year ended 31 December 2016, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $1,185,580 (2015: $553,697) mainly for investor relations related expenses.

PART II

ITEM 13:   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15: CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures: As of 31 December 2016 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

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

(c)

Changes in Internal Control over Financial Reporting: The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that its books and records accurately reflect transactions and that established policies and procedures are followed. The Company started in 2013 with the implementation of an enterprise resource planning (“ERP”) system on a staggered basis and concluded with the implementation in quarter four of 2013 at all operations excluding its Continental Africa Region, for financial reasons. The ERP implementation will continue at the remainder of the Continental Africa operations, with the exception of Obuasi until quarter two of 2017. The continuous implementation will result in a change to the system of internal control over financial reporting at the implicated sites. The Company continues to implement the global ERP system to improve standardization and automation, and not in response to a deficiency in its internal control over financial reporting. The Company believes that the continuing implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future. The Company has taken the necessary steps to monitor and maintain appropriate internal control over financial reporting during this period of change and will continue to evaluate the operating effectiveness of related key controls during subsequent periods.

There have been no further changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) – 15 during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

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

Srinivasan Venkatakrishnan

Chief Executive Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). AngloGold Ashanti Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2015 consolidated financial statements of AngloGold Ashanti Limited and our report dated 31 March 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Inc.

Johannesburg, Republic of South Africa

31 March 2017

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

The whistle-blowing policy provides channels for employees to report acts and practices that are in conflict with the company’s code of business principles and ethics or are unlawful, including financial malpractice or dangers to the public or the environment. Reports may be made to management or through several mediums including the intranet, internet, telephone, short messaging system (sms), fax and post. All reports not made to management are administered by a third party, Tip-Offs Anonymous, to ensure independence of the process. Reported cases are relayed to management through internal audit. A report is provided by compliance and internal audit to the Serious Concerns Committee on a quarterly basis and Audit and Risk Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The whistle-blowing policy encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or other management including legal, compliance, human resources or internal audit.

The code of business principles and ethics for employees and directors and the code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers are available on the company’s website at

http://www.anglogoldashanti.com/en/About-Us/corporategovernance/Pages/default.aspx

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended 31 December 2016, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2016 and 2015.

(in millions)	2016 $	2015 $
Audit fees(1)	5.20	5.66
Audit-related fees(2)	0.69	1.61
Tax fees(3)	0.21	0.65
All other fees(4)	0.02	0.20
Total	6.12	8.12

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

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2016 were reviewed and approved according to the procedures above. None of the services provided during 2016 were approved under the de minimis exception allowed under the Exchange Act.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2016.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

AngloGold Ashanti’s corporate governance practices do not differ in any significant way from those followed by US domestic companies under the New York Stock Exchange’s corporate governance listing standards.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

The consolidated financial statements for the year ended 31 December 2016 were authorised for issue by the Board of Directors on 31 March 2017 and were signed on its behalf by Srinivasan Venkatakrishnan, Chief Executive Officer, Kandimathie Christine Ramon, Chief Financial Officer, Sipho Pityana, Chairman of the Board of Directors, and Rhidwaan Gasant, Chairman of the Audit and Risk Committee.

Report of Independent Registered Public Accounting Firm

The board of directors and shareholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (“the Company”) as of 31 December 2016, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Kibali (Jersey) Limited (“Kibali”), a corporation in which the Company has a 50 percent interest. In the consolidated financial statements, the Company’s investment in Kibali is stated at $1,400 million, $1,406 million, $1,369 million as of 31 December 2016, 2015 and 2014, respectively. The Company’s equity in the net income of Kibali is stated at $28 million, $70 million and $72 million for the years ended 31 December 2016, 2015 and 2014, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at 31 December 2016, 2015, and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 31 March 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Inc.

Johannesburg, Republic of South Africa

31 March 2017

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED

Group – income statement

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 and 2014

Figures in millions	Notes	2016	2015	2014
		US Dollars

Revenue	3	4,254	4,174	5,110
Gold income	2,3	4,085	4,015	4,952
Cost of sales	4	(3,263)	(3,294)	(3,972)
Gain (loss) on non-hedge derivatives and other commodity contracts		19	(7)	13
Gross profit	2	841	714	993
Corporate administration, marketing and other expenses		(61)	(78)	(92)
Exploration and evaluation costs		(133)	(132)	(142)
Other operating expenses	5	(110)	(96)	(28)
Special items	6	(42)	(71)	(260)
Operating profit		495	337	471
Interest received	3	22	28	24
Exchange loss		(88)	(17)	(7)
Finance costs and unwinding of obligations	7	(180)	(245)	(276)
Fair value adjustment on issued bonds		9	66	(17)
Share of associates and joint ventures’ profit (loss)	8	11	88	(25)
Profit before taxation		269	257	170
Taxation	11	(189)	(211)	(225)
Profit (loss) after taxation from continuing operations		80	46	(55)
Discontinued operations
(Loss) profit from discontinued operations		-	(116)	16
Profit (loss) for the year		80	(70)	(39)

Allocated as follows
Equity shareholders
- Continuing operations		63	31	(74)
- Discontinued operations		-	(116)	16
Non-controlling interests
- Continuing operations		17	15	19
		80	(70)	(39)

Basic earnings (loss) per ordinary share (cents)	12
Earnings (loss) per ordinary share from continuing operations		15	8	(18)
(Loss) earnings per ordinary share from discontinued operations		-	(28)	4
Basic earnings (loss) per ordinary share (cents)		15	(20)	(14)

Diluted earnings (loss) per ordinary share (cents)	12
Earnings (loss) per ordinary share from continuing operations		15	8	(18)
(Loss) earnings per ordinary share from discontinued operations		-	(28)	4
Diluted earnings (loss) per ordinary share (cents)		15	(20)	(14)

ANGLOGOLD ASHANTI LIMITED

Group – statement of comprehensive income

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 and 2014

Figures in millions	2016	2015	2014
	US Dollars

Profit (loss) for the year	80	(70)	(39)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	180	(371)	(201)
Share of associates and joint ventures’ other comprehensive income	-	1	-
Net gain (loss) on available-for-sale financial assets	13	(14)	-
Release on impairment of available-for-sale financial assets	-	9	2
Release on disposal of available-for-sale financial assets	(2)	(3)	(1)
Deferred taxation thereon	(2)	1	(1)
	9	(7)	-
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss) gain recognised	(2)	17	(22)
Deferred taxation thereon	-	(3)	6
	(2)	14	(16)

Other comprehensive income (loss) for the year, net of tax	187	(363)	(217)

Total comprehensive income (loss) for the year, net of tax	267	(433)	(256)

Allocated as follows
Equity shareholders
- Continuing operations	250	(332)	(291)
- Discontinued operations	-	(116)	16
Non-controlling interests
- Continuing operations	17	15	19
	267	(433)	(256)

ANGLOGOLD ASHANTI LIMITED

Group – statement of financial position

AS AT 31 DECEMBER 2016, 2015 and 2014

Figures in millions	Notes	2016	2015	2014
		US Dollars
ASSETS
Non-current assets
Tangible assets	13	4,111	4,058	4,863
Intangible assets	14	145	161	225
Investments in associates and joint ventures	16	1,448	1,465	1,427
Other investments	17	125	91	126
Inventories	18	84	90	636
Trade, other receivables and other assets	19	34	13	20
Deferred taxation	26	4	1	127
Cash restricted for use	20	36	37	36
Other non-current assets		-	18	25
		5,987	5,934	7,485
Current assets
Other investments	17	5	1	-
Inventories	18	672	646	888
Trade, other receivables and other assets	19	255	196	278
Cash restricted for use	20	19	23	15
Cash and cash equivalents	21	215	484	468
		1,166	1,350	1,649

Total assets		7,153	7,284	9,134
EQUITY AND LIABILITIES
Share capital and premium	22	7,108	7,066	7,041
Accumulated losses and other reserves		(4,393)	(4,636)	(4,196)
Shareholders’ equity		2,715	2,430	2,845
Non-controlling interests		39	37	26
Total equity		2,754	2,467	2,871
Non-current liabilities
Borrowings	23	2,144	2,637	3,498
Environmental rehabilitation and other provisions	24	877	847	1,052
Provision for pension and post-retirement benefits	25	118	107	147
Trade, other payables and deferred income	27	4	5	15
Deferred taxation	26	496	514	567
		3,639	4,110	5,279
Current liabilities
Borrowings	23	34	100	223
Trade, other payables and deferred income	27	615	516	695
Taxation	28	111	91	66
		760	707	984

Total liabilities		4,399	4,817	6,263

Total equity and liabilities		7,153	7,284	9,134

ANGLOGOLD ASHANTI LIMITED

Group – statement of cash flows

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 and 2014

Figures in millions	Notes	2016	2015	2014
		US Dollars

Cash flows from operating activities
Receipts from customers		4,231	4,154	5,083
Payments to suppliers and employees		(2,929)	(2,904)	(3,740)
Cash generated from operations	29	1,302	1,250	1,343
Dividends received from joint ventures		37	57	-
Taxation refund	28	12	21	41
Taxation paid		(165)	(184)	(194)
Net cash inflow from operating activities from continuing operations		1,186	1,144	1,190
Net cash (outflow) inflow from operating activities from discontinued operations		-	(5)	30
Net cash inflow from operating activities		1,186	1,139	1,220

Cash flows from investing activities
Capital expenditure
- project capital		(93)	(105)	(144)
- stay-in-business capital		(613)	(559)	(700)
Expenditure on intangible assets		(5)	(3)	(5)
Proceeds from disposal of tangible assets		4	6	31
Other investments acquired		(73)	(86)	(79)
Proceeds from disposal of other investments		61	81	73
Investments in associates and joint ventures		(11)	(11)	(65)
Proceeds from disposal of associates and joint ventures		10	1	-
Loans advanced to associates and joint ventures		(4)	(5)	(56)
Loans repaid by associates and joint ventures		-	2	20
Proceeds from disposal of business and subsidiary		-	819	105
Costs on disposal of business		-	(7)	-
Cash balances in assets disposed		-	(2)	2
Decrease (increase) in cash restricted for use		8	(17)	24
Interest received		14	25	21
Net cash (outflow) inflow from investing activities from continuing operations		(702)	139	(773)
Net cash outflow from investing activities from discontinued operations		-	(59)	(170)
Net cash (outflow) inflow from investing activities		(702)	80	(943)

Cash flows from financing activities
Proceeds from borrowings		787	421	611
Repayment of borrowings		(1,333)	(1,288)	(755)
Finance costs paid		(172)	(251)	(246)
Bond settlement premium, RCF and bond transaction costs		(30)	(61)	(9)
Dividends paid to non-controlling interests		(15)	(5)	(17)
Net cash outflow from financing activities from continuing operations		(763)	(1,184)	(416)
Net cash outflow from financing activities from discontinued operations		-	(2)	(5)
Net cash outflow from financing activities		(763)	(1,186)	(421)

Net (decrease) increase in cash and cash equivalents		(279)	33	(144)
Translation		10	(17)	(16)
Cash and cash equivalents at beginning of year		484	468	628
Cash and cash equivalents at end of year	21	215	484	468

ANGLOGOLD ASHANTI LIMITED

Group – statement of changes in equity

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 and 2014

	Equity holders of the parent
Figures in million	Share capital and premium	Other capital reserves(1)	Accumulated losses(2)	Cash flow hedge reserve(3)	Available- for-sale reserve(4)	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non- controlling interests	Total equity

US Dollars
Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107
Loss for the year			(58)					(58)	19	(39)
Other comprehensive loss						(16)	(201)	(217)		(217)
Total comprehensive loss	-	-	(58)	-	-	(16)	(201)	(275)	19	(256)
Shares issued	35							35		35
Share-based payment for share awards net of exercised		6						6		6
Dividends of subsidiaries								-	(21)	(21)
Translation		(10)	10		(1)	1		-		-
Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871
Loss for the year			(85)					(85)	15	(70)
Other comprehensive income (loss)		1			(7)	14	(371)	(363)		(363)
Total comprehensive income (loss)	-	1	(85)	-	(7)	14	(371)	(448)	15	(433)
Shares issued	25							25		25
Share-based payment for share awards net of exercised		8						8		8
Dividends of subsidiaries								-	(4)	(4)
Translation		(24)	20		(3)	7		-		-
Balance at 31 December 2015	7,066	117	(3,174)	(1)	7	(19)	(1,566)	2,430	37	2,467
Profit for the year			63					63	17	80
Other comprehensive income (loss)(5)					9	(2)	180	187		187
Total comprehensive income (loss)	-	-	63	-	9	(2)	180	250	17	267
Shares issued	42							42		42
Share-based payment for share awards net of exercised		(7)						(7)		(7)
Dividends of subsidiaries								-	(15)	(15)
Transfer to reserves			(2)			2		-		-
Translation		7	(6)		1	(2)		-		-
Balance at 31 December 2016	7,108	117	(3,119)	(1)	17	(21)	(1,386)	2,715	39	2,754

(1)

Other capital reserves include a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $10m (2015: $9m; 2014: $12m), surplus on equity transaction of joint venture of $36m (2015: $36m; 2014: $36m), equity items for share-based payments of $68m (2015: $69m; 2014: $82m) and other reserves.

(2)

Included in accumulated losses are retained earnings totalling $250m (2015: $210m; 2014: $184m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

(3)

Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges that expired in prior periods. The cash flow hedge reserve shall remain in equity and will unwind over the life of Serra Grande mine.

(4)	Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.
(5)

Foreign currency translation reserve includes an exchange difference of $60m reclassified on the repayment of a loan which was designated as part of the investment in subsidiary and $53m arising on preference shares cancelled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ANGLOGOLD ASHANTI LIMITED

Notes to the consolidated financial statements

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 and 2014

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

New standards and interpretations issued

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2016. The new standards, interpretations and amendments effective from 1 January 2016 had no impact on the group.

AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years. We have identified that IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments”, both of which have an effective date of 1 January 2018, are likely to affect future financial reporting. The group has assessed IFRS 15 and concluded that it does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard is unlikely to have a significant impact on the timing or amount of the group’s revenue recognition. IFRS 15 will result in the recognition of by-product revenue in revenue for product sales and a consequential increase in cost of sales but will not have an effect on gross profit. We are still assessing the potential consequences of IFRS 9. In addition, IFRS 16 “Leases”, with an effective date of 1 January 2019, is likely to affect future financial reporting and we are still assessing all of the potential consequences. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer contracts will qualify as operating leases and thus will not be expensed as payments are made. We expect an increase in depreciation expense and also an increase in cash flow from operating activities as these lease payments will now be recorded as financing outflows in our cash flow statement.

The significant accounting principles applied in the presentation of the group and company annual financial statements are set out below.

1.1	BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year.

The group financial statements are presented in US dollars.

Based on materiality, certain comparatives in the notes have been aggregated.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund, joint ventures and associates, are prepared for the same reporting period as the holding company, using the same accounting policies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Material intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the company financial statements.

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

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and deferred taxation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the pit.

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

The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.

During the year it was announced that the Obuasi site, which was in care and maintenance, had been illegally occupied restricting the company from continuing the necessary work to enable the restarting of the mine. Late in the financial year the illegal miners were mostly removed from the mine by the authorities and the company began assessing the damage caused as well as the costs necessary to implement the restarting process. The plans currently in place indicate that no impairment of the carrying value of $156m was necessary.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2016 was $126m (2015: $126m; 2014: $142m). The carrying amount of tangible assets at 31 December 2016 was $4,111m (2015: $4,058m; 2014: $4,863m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2016 was $3m (2015: $5m; 2014: $4m).

Production start date

The group assesses the stage of each mine construction project, which may be a new open-pit, to determine when a construction project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

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

Carrying values of the group at 31 December 2016:

•	deferred tax asset: $4m (2015: $1m; 2014: $127m);
•	deferred tax liability: $496m (2015: $514m; 2014: $567m);
•	taxation liability: $111m (2015: $91m; 2014: $66m); and
•	taxation asset: $14m (2015: $27m; 2014: $25m).

Unrecognised value of deferred tax assets: $477m (2015: $452m; 2014: $563m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The carrying amount of the rehabilitation obligations for the group at 31 December 2016 was $705m (2015: $683m; 2014: $851m).

Stockpiles and metals in process

Costs that are incurred in or benefit the production process are accumulated as stockpiles and metals in process. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

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

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2016 was $397m (2015: $393m; 2014: $1,106m).

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

The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2016 was $148m (2015: $121m; 2014: $169m).

Post-retirement obligations

The determination of AngloGold Ashanti’s obligation and expense post-retirement liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement plans at 31 December 2016 was $118m (2015: $89m; 2014: $122m).

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

The group is required to determine and report its Ore Reserve in accordance with the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code) 2016 Edition.

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

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described in the accounting policy for exploration and evaluation assets. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Investments in associates and joint ventures

In determining materiality for the disclosure requirements of IFRS 12 “Disclosure of Interest in Other Entities”, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and 90% of the investments in joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.

The carrying values of investments in associates and joint ventures for the group at 31 December 2016 amount to $1,448m (2015: $1,465m; 2014: $1,427m).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Material profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.

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

Material profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Foreign currency translation

Functional currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of the parent company is South African Rands.

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

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. On repayment or realisation, permanent loans and investments are recycled from FCTR to the income statement. For the company, the exchange differences on such monetary items are reported in the company income statement.

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

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount at the date of sale. These are included in the income statement.

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

•

Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location;

•

Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Ore Reserve after which the expenditure is capitalised as a mine development cost; and

•

Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Special items

Items of income and expense that require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Other investments

Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments’ fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognised or when there is objective evidence that the asset is impaired based on a significant or prolonged decrease in the fair value of the equity instrument below its cost.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

AngloGold Ashanti Limited’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in millions	Net operating assets			Total assets (2)(3)
US Dollars	2016	2015	2014	2016	2015	2014
South Africa(1)	1,520	1,352	1,754	1,818	1,629	2,124
Continental Africa	1,278	1,349	1,424	3,090	3,121	3,239
Australasia(1)	581	625	672	804	837	906
Americas(1)	923	963	1,838	1,273	1,341	2,409
Other, including non-gold producing subsidiaries	26	11	37	168	356	456
	4,328	4,300	5,725	7,153	7,284	9,134

Non-current assets considered material, by country are:

South Africa				1,678	1,463	1,908
Foreign entities				4,144	4,324	5,263
DRC				1,400	1,406	1,369
Ghana				520	543
Tanzania				437	517
Australia				673	703	743
Brazil				645	657	730
United States						805

Figures in millions	Amortisation
US Dollars	2016	2015	2014
South Africa	167	182	258
Continental Africa(2)	365	339	281
Australasia	126	117	150
Americas(2)	260	240	189
Other, including non-gold producing subsidiaries	5	7	8
	923	885	886
Equity-accounted investments included above	(114)	(108)	(103)
Continuing operations	809	777	783
Discontinued operations	-	6	3
	809	783	786

(1)	Total assets includes allocated goodwill of $8m (2015: $7m; 2014: $10m) for South Africa, $110m (2015: $111m; 2014: $124m) for Australasia and $8m (2015: $8m; 2014: $8m) for Americas (note 14).
(2)	Includes equity-accounted investments.
(3)

In 2016, pre-tax impairments, derecognition of tangible assets of $3m were accounted for in South Africa (2015: $5m). In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental Africa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	Segmental Information (continued)

Figures in millions	Capital expenditure
US Dollars	2016	2015	2014
South Africa	182	206	264
Continental Africa(2)	291	315	454
Australasia	109	78	91
Americas(2)	225	196	225
Other, including non-gold producing subsidiaries	4	4	6
	811	799	1,040
Discontinued operations	—	58	169
	811	857	1,209
Equity-accounted investments	(100)	(131)	(191)
	711	726	1,018

	Gold production (attributable) (000oz)
	2016	2015	2014
South Africa	967	1,004	1,223
Continental Africa	1,321	1,435	1,597
Australasia	520	560	620
Americas	820	831	785
Continuing operations	3,628	3,830	4,225
Discontinued operations	—	117	211
	3,628	3,947	4,436

(1)	Total assets includes allocated goodwill of $8m (2015: $7m; 2014: $10m) for South Africa, $110m (2015: $111m; 2014: $124m) for Australasia and $8m (2015: $8m; 2014: $8m) for Americas (note 14).
(2)	Includes equity-accounted investments.
(3)

In 2016, pre-tax impairments, derecognition of tangible assets of $3m were accounted for in South Africa (2015: $5m). In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental Africa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	Segmental Information (continued)

Figures in millions	Gold income
US Dollars	2016	2015	2014
Geographical analysis of gold income by origin is as follows:
South Africa	1,173	1,132	1,527
Continental Africa(2)	1,663	1,724	2,105
Australasia	646	666	785
Americas	1,036	967	1,004
	4,518	4,489	5,421
Equity-accounted investments included above	(433)	(474)	(469)
Continuing operations (note 3)	4,085	4,015	4,952
Discontinued operations	-	137	266
	4,085	4,152	5,218
Foreign countries included in the above and considered material are:
Brazil	659	641	684
Tanzania	591	615	605
Geographical analysis of gold income by destination is as follows:
South Africa	1,719	2,499	3,065
North America	893	658	438
Australia	645	666	775
Asia	-	195	414
Europe	377	332	429
United Kingdom	884	139	300
	4,518	4,489	5,421
Equity-accounted investments included above	(433)	(474)	(469)
Continuing operations (note 3)	4,085	4,015	4,952
Discontinued operations	-	137	266
Continuing and discontinued operations	4,085	4,152	5,218

Approximately 48% of the group’s total gold produced is sold to three customers of the group.

The market for gold bullion bar, our primary product, is generally limited to the bullion banks. The number of these banks has declined over the last few years. Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

Figures in millions	By product revenue
US Dollars	2016	2015	2014
South Africa	23	38	49
Continental Africa(2)	4	3	5
Australasia	2	2	2
Americas	110	84	75
	139	127	131
Equity-accounted investments included above	(1)	-	(1)
Continuing operations (note 3)	138	127	130
Discontinued operations	-	1	2
	138	128	132

(1)	Total assets includes allocated goodwill of $8m (2015: $7m; 2014: $10m) for South Africa, $110m (2015: $111m; 2014: $124m) for Australasia and $8m (2015: $8m; 2014: $8m) for Americas (note 14).
(2)	Includes equity-accounted investments.
(3)

In 2016, pre-tax impairments, derecognition of tangible assets of $3m were accounted for in South Africa (2015: $5m). In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental Africa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2	Segmental Information (continued)

Figures in millions	Total cash costs
US Dollars	2016	2015	2014
South Africa	857	874	1,035
Continental Africa(2)	976	1,010	1,292
Australasia	404	393	498
Americas	486	492	545
ACorporate and other	-	(9)	(8)
	2,723	2,760	3,362
AEquity-accounted investments included above	(288)	(267)	(291)
AContinuing operations (note 4)	2,435	2,493	3,071
ADiscontinued operations	-	125	222
	2,435	2,618	3,293

AFigures in millions	Cost of sales
AUS Dollars	2016	2015	2014
ASouth Africa	1,041	1,083	1,324
AContinental Africa(2)	1,331	1,347	1,636
AAustralasia	540	525	660
AAmericas	752	719	745
ACorporate and other	5	(2)	-
	3,669	3,672	4,365
Equity-accounted investments included above	(406)	(378)	(393)
Continuing operations (note 4)	3,263	3,294	3,972
Discontinued operations	-	118	218
	3,263	3,412	4,190

Figures in millions	Gross profit (loss)
US Dollars	2016	2015	2014
South Africa	149	42	216
Continental Africa(2)	334	377	469
Australasia	106	142	125
Americas(2)	283	247	259
Corporate and other(2)	(4)	2	-
	868	810	1,069
Equity-accounted investments included above	(27)	(96)	(76)
Continuing operations	841	714	993
Discontinued operations	-	19	50
	841	733	1,043

(1)	Total assets includes allocated goodwill of $8m (2015: $7m; 2014: $10m) for South Africa, $110m (2015: $111m; 2014: $124m) for Australasia and $8m (2015: $8m; 2014: $8m) for Americas (note 14).
(2)	Includes equity-accounted investments.
(3)

In 2016, pre-tax impairments, derecognition of tangible assets of $3m were accounted for in South Africa (2015: $5m). In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental Africa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		U S Dollars
	Figures in millions	2016	2015	2014

3	Revenue
	Revenue consists of the following principal categories:
	Gold income (note 2)	4,085	4,015	4,952
	By-products (notes 2 and 4)	138	127	130
	Royalties received (note 6)	9	4	4
	Interest received (notes 29 and 33)	22	28	24
		4,254	4,174	5,110

4	Cost of sales
	Cash operating costs	2,444	2,493	3,044
	By-products revenue (note 3)	(138)	(127)	(130)
		2,306	2,366	2,914
	Royalties	105	100	129
	Other cash costs	24	27	28
	Total cash costs	2,435	2,493	3,071
	Retrenchment costs (note 33)	14	11	24
	Rehabilitation and other non-cash costs	43	(10)	66
	Amortisation of tangible assets (notes 29 and 33)	789	737	749
	Amortisation of intangible assets (notes 29 and 33)	20	40	34
	Inventory change	(38)	23	28
		3,263	3,294	3,972

5	Other operating expenses
	Pension and medical defined benefit provisions	25	18	6
	Governmental fiscal claims and care and maintenance of old tailings operations	14	7	15
	Care and maintenance costs	70	67	-
	Other	1	4	7
		110	96	28

6	Special items
	Impairment and derecognition of assets	3	20	13
	Net profit on disposal of assets	(4)	(1)	(25)
	Royalties received (note 3)	(9)	(4)	(4)
	Indirect tax (recoveries) costs	(2)	(20)	19
	Legal fees (recoveries) and other costs related to contract terminations and settlement costs	11	(1)	30
	Write-down of inventories	12	11	7
	Retrenchment and related costs	1	4	210
	Repurchase premium and cost on settlement of debt facilities	30	61	8
	Other	-	1	2
		42	71	260

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		US Dollars
	Figures in millions	2016	2015	2014

7	Finance costs and unwinding of obligations

	Finance costs
	Finance costs on bonds, corporate notes, bank loans and other	145	213	241
	Amortisation of fees	4	5	5
	Finance lease charges	6	3	4
	Other finance costs	3	2	1

		158	223	251
	Unwinding of obligations and accretion of bonds	22	22	25
	Total finance costs, unwinding of obligations, accretion of bonds and other discounts (note 29 and 33)	180	245	276

8	Share of associates and joint ventures’ profit (loss)

	Revenue	441	489	519
	Operating costs, special items and other expenses	(446)	(415)	(523)
	Net interest received	3	7	6
	(Loss) profit before taxation	(2)	81	2
	Taxation	7	(17)	(22)
	Profit (loss) after taxation	5	64	(20)
	(Impairment) impairment reversal of investments in associates	(5)	12	(19)
	Impairment reversal of investments in joint ventures (note 16)	11	12	14
	Share of associates and joint ventures’ profit (loss) (note 29)	11	88	(25)

9	Employee benefits

	Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits	918	971	1,134
	Health care and medical scheme costs
	- current medical expenses	51	54	65
	- defined benefit post-retirement medical expenses	10	10	10
	Pension and provident plan costs
	- defined contribution	48	49	56
	- defined benefit pension plans(1)	15	14	-
	Retrenchment costs	16	15	234
	Share-based payment expense (note 10)	37	33	39
	Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	1,095	1,146	1,538

Refer to note 30 for details of Directors’ and Prescribed Officers’ emoluments.

(1)	Employee benefits includes the prior service cost arising from the discontinuance of the defined benefit pension plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2016	2015	2014
		US Dollars
10	Share-based payments

	Equity-settled share incentive schemes
	Bonus Share Plan (BSP)	26	22	27
	Long Term Incentive Plan (LTIP)	7	11	10
	Share Retention Bonus Scheme	-	-	2
	Other	1	-	-
		34	33	39
	Cash-settled share incentive scheme
	Cash-settled Long Term Incentive Plan (CSLTIP)	3	-	-
	Total share-based payment expense (note 9)	37	33	39

Equity-settled share incentive schemes

Equity schemes include the Bonus Share Plan (BSP), Long Term Incentive Plan (LTIP), Share Retention Bonus Scheme (RB) and the Co-Investment Plan (CIP). There were no additional schemes introduced during 2016 and no changes to rules or practices in the existing schemes.

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2016	2015	2014
Calculated fair value	R229.22	R130.87	R198.05
Vesting date 50%	1 Mar 2017	3 Mar 2016	24 Feb 2015
Vesting date 50%	1 Mar 2018	3 Mar 2017	24 Feb 2016
Expiry date	1 Mar 2026	3 Mar 2025	24 Feb 2024

	Number of shares
	2016	2015	2014
Awards outstanding at beginning of year	4,708,799	3,305,515	2,598,887
Awards granted during the year	2,103,767	2,562,313	1,983,469
Awards lapsed during the year	(204,374)	(165,006)	(408,491)
Awards exercised during the year	(2,409,907)	(994,023)	(868,350)
Awards outstanding at end of year	4,198,285	4,708,799	3,305,515
Awards exercisable at end of year	1,170,849	1,687,096	1,328,104

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2016	2015	2014
Calculated fair value	-	R129.94	R198.05
Vesting date	-	3Mar2018	24 Feb 2017
Expiry date	-	3Mar2025	24 Feb 2024

	Number of shares
	2016	2015	2014
Awards outstanding at beginning of year	6,028,193	3,964,362	2,872,630
Awards granted during the year	-	3,120,555	2,217,675
Awards lapsed during the year	(1,160,023)	(830,356)	(916,790)
Awards exercised during the year	(504,840)	(226,368)	(209,153)
Awards outstanding at end of year	4,363,330	6,028,193	3,964,362
Awards exercisable at end of year	320,169	445,781	355,524

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10	SHARE-BASED PAYMENTS (continued)

Equity-settled share incentive schemes (continued)

Share Retention Bonus Scheme (RB)

Award date (unvested awards and awards vested during the year)	2013
Calculated fair value	R226.46
Vesting date	Aug 2014
Expiry date	Aug 2017

Awards outstanding at 31 December 2016 amounted to 72,038 shares (2015: 115,736 and 2014:150,300 shares) and an amount of 43,698 shares (2015: 34,564 shares) were exercised during the year.

Co-Investment Plan (CIP)

	Number of shares
	2016	2015	2014
Awards outstanding at beginning of year	145,040	56,703	20,133
Awards granted during the year	47,590	125,050	50,083
Awards lapsed during the year	(18,570)	(6,426)	(1,287)
Awards exercised during the year	(76,409)	(30,287)	(12,226)
Awards outstanding at end of year	97,651	145,040	56,703

Cash-settled share incentive scheme

Cash-Settled Long Term Incentive Plan (CSLTIP)

The CSLTIP introduced in 2016 provides incentives for executives and selected senior management based on the achievement of stretched company performance conditions. Participation companies include AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a company under the joint control of AngloGold Ashanti, unless the board excludes such a company.

A CSLTIP award may be granted at any date during the year that the board of AngloGold Ashanti determine and may even occur more than once. Awards will be settled in cash upon vesting at the closing share price on vesting date. The scheme carries a three year vesting period.

Award eligibility to all nominated executives and senior employees is based on a fixed value or number of awards as approved per stratum level for stratum IV, stratum V and executives subject to approval by the Remuneration and Human Resources committee.

The main performance conditions in terms of the CSLTIP issued in 2016 are:

•	up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•	up to 50% of an award will be dependant on the achievement of strategic performance measures that has been set by the Remuneration and Human Resources committee;
•	a safety multiplier of 20% will be based on safety performance; and
•	three-years’ service is required, unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.

2016
Closing share price at 30 December:	R152.58
Vesting date	1 March 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10	Share-based payments (continued)

Cash-settled share incentive schemes (continued)

Cash-Settled Long Term Incentive Plan (CSLTIP) (continued)

2016
Share units granted during the year	2,537,000
Share units lapsed during the year	(100,490)
Share units exercised during the year	(2,043)
Share units outstanding at end of year	2,434,467

Figures in millions	US Dollars
	2016	2015	2014
11 Taxation

South African taxation
Mining tax	-	-	21
Non-mining tax	1	1	5
Prior year (over) under provision	(3)	(14)	4
Deferred taxation
Temporary differences	7	(41)	(21)
Prior year under provision	25	-	1
Unrealised non-hedge derivatives and other commodity contracts	5	(2)	4
Impairment and disposal of tangible assets	-	(1)	-
Change in estimated deferred tax rate	-	(15)	(24)
	35	(72)	(10)
Foreign taxation
Normal taxation	246	214	152
Prior year over provision	(10)	(9)	(12)
Deferred taxation
Temporary differences	(65)	73	84
Prior year (over) under provision	(17)	5	11
	154	283	235
	189	211	225
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated South African corporate tax rate is set out in the following table:
	%	%	%
Effective tax rate	70	82	132
Disallowable items
Derivative and other commodity contracts losses and fair value gains	1	7	(3)
Share of associates and joint ventures’ profit (loss)	1	10	(4)
Exploration, corporate and other disallowable expenses	(12)	(23)	(7)
Foreign income tax allowances and rate differentials	(18)	(16)	(7)
Exchange variation and translation adjustments	8	(24)	(17)
Non-tax effective losses	(26)	(25)	(82)
Capital allowances	2	4	5
Change in estimated deferred tax rate	-	6	14
Prior year over (under) provision	2	7	(3)
Estimated corporate tax rate	28	28	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11	Taxation (continued)

Tax rates

	2016	2015	2014
South Africa
Mining tax rate – maximum statutory rate(1)	34%	34%	34%
Non-mining tax	28%	28%	28%
Foreign operations include:
Argentina	30%	30%	30%
Australia	30%	30%	30%
Brazil	34%	34%	34%
Guinea	30%	30%	30%
Tanzania	30%	30%	30%

(1)	The formula for determining the South African mining tax rate is:
Y = 34 - 170/X
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

Figures in millions	US Dollars
	2016	2015	2014
Analysis of unrecognised tax losses
Tax losses available to be utilised against future profits
- utilisation required between two and five years	321	237	235
- utilisation required between five and twenty years	1,185	1,184	1,635
- utilisation in excess of twenty years	1	-	-
	1,507	1,421	1,870

At the statutory tax rates the unrecognised value of deferred tax assets are: $477m (2015: $452m; 2014: $563m), mainly relating to tax losses incurred in North America, Ghana and Colombia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	2016	2015	2014
	US Cents
12 Earnings (loss) per ordinary share

Basic earnings (loss) per ordinary share	15	(20)	(14)
- Continuing operations	15	8	(18)

The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $63m (2015: $31m; 2014: ($74m)) and 412,585,042 (2015: 409,606,858; 2014: 407,729,050) shares being the weighted average number of ordinary shares in issue during the financial year.

- Discontinued operations	-	(28)	4

The calculation of basic (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of nil (2015: ($116m); 2014: $16m) and 412,585,042 (2015: 409,606,858; 2014: 407,729,050) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	15	(20)	(14)
- Continuing operations	15	8	(18)

The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $63m (2015: $31m; 2014: ($74m)) and 414,706,400 (2015: 411,371,341; 2014: 407,729,050) shares being the diluted number of ordinary shares.

- Discontinued operations	-	(28)	4

The calculation of diluted (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of nil (2015: ($116m); 2014: $16m) and 414,706,400 (2015: 409,606,858; 2014: 408,990,973) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2016	2015	2014
Ordinary shares	407,519,542	404,747,625	403,339,562
E ordinary shares	-	-	585,974
Fully vested options and currently exercisable(1)	5,065,500	4,859,233	3,803,514
Weighted average number of shares	412,585,042	409,606,858	407,729,050
Dilutive potential of share options	2,121,358	-	-
Fully diluted number of ordinary shares	414,706,400	409,606,858	407,729,050

Figures in millions	US Dollars
In calculating the diluted earnings (loss) attributable to equity shareholders, the following were taken into consideration:
Profit (loss) attributable to equity shareholders	63	(85)	(58)

(1)

Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2016	2015	2014
	US Dollars
12 Earnings (loss) per ordinary share (continued)
Headline earnings (loss)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders from continuing and discontinued operations	63	(85)	(58)
Net (impairment reversal) impairment and derecognition of assets	(16)	2	(10)
Net loss (profit) on disposal of assets	4	9	(23)
Special items of associates and joint ventures	-	3	6
Exchange loss on foreign currency translation reserve release	60	-	-
Taxation on items above	-	(2)	6
	111	(73)	(79)
	US Cents

Basic headline earnings (loss) per share
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $111m (2015: ($73m); 2014: ($79m)) and 412,585,042 (2015: 409,606,858; 2014: 407,729,050) shares being the weighted average number of ordinary shares in issue during the year.	27	(18)	(19)

Diluted headline earnings (loss) per share
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $111m (2015: ($73m); 2014: ($79m)) and 414,706,400 (2015: 409,606,858; 2014: 407,729,050) shares being the weighted average number of ordinary shares in issue during the year.	27	(18)	(19)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13	Tangible assets

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
US Dollars

Cost
Balance at 1 January 2014	7,428	4,966	938	34	749	83	14,198
Additions
- project capital	19	-	-	-	268	2	289
- stay-in-business capital	428	116	-	1	177	2	724
Disposals	(1)	(25)	-	-	-	-	(26)
Transfers and other movements(1)	(281)	427	31	-	(405)	5	(223)
Finance costs capitalised	-	-	-	-	1	-	1
Translation	(355)	(115)	(11)	-	(33)	(4)	(518)
Balance at 31 December 2014	7,238	5,369	958	35	757	88	14,445

Accumulated amortisation and impairments
Balance at 1 January 2014	5,018	3,294	896	32	126	17	9,383
Amortisation for the year	501	240	7	-	-	2	750
Impairment and derecognition of assets	1	1	-	-	2	-	4
Disposals	(1)	(23)	-	-	-	-	(24)
Transfers and other movements(1)	(249)	37	(3)	-	(47)	-	(262)
Translation	(225)	(34)	(7)	-	(2)	(1)	(269)
Balance at 31 December 2014	5,045	3,515	893	32	79	18	9,582
Net book value at31 December 2014	2,193	1,854	65	3	678	70	4,863

Cost
Balance at 1 January 2015	7,238	5,369	958	35	757	88	14,445
Additions
- project capital	19	1	-	-	102	6	128
- stay-in-business capital	345	57	-	-	158	1	561
- capitalised leased assets	-	62	-	-	-	-	62
Disposals	(113)	(772)	(25)	(29)	(291)	(7)	(1,237)
Transfers and other movements(1)	(497)	(4)	-	(1)	(298)	(1)	(801)
Translation	(710)	(281)	(19)	-	(72)	(9)	(1,091)
Balance at 31 December 2015	6,282	4,432	914	5	356	78	12,067

Accumulated amortisation and impairments
Balance at 1 January 2015	5,045	3,515	893	32	79	18	9,582
Amortisation for the year	475	257	6	1	-	1	740
Impairment and derecognition of assets	4	1	-	-	-	-	5
Disposals	(113)	(727)	(25)	(29)	(49)	(6)	(949)
Transfers and other movements(1)	(458)	(346)	-	(1)	(1)	-	(806)
Translation	(465)	(82)	(12)	(1)	-	(3)	(563)
Balance at 31 December 2015	4,488	2,618	862	2	29	10	8,009
Net book value at 31 December 2015	1,794	1,814	52	3	327	68	4,058

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13	Tangible assets (continued)

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
US Dollars

Cost
Balance at 1 January 2016	6,282	4,432	914	5	356	78	12,067
Additions
- project capital	25	4	-	-	64	-	93
- stay-in-business capital	363	54	1	-	192	1	611
- capitalised leased assets	-	2	-	-	-	-	2
Disposals	(45)	(46)	-	-	-	-	(91)
Transfers and other movements(1)	(884)	25	-	-	(190)	-	(1,049)
Translation	202	105	4	-	28	3	342
Balance at 31 December 2016	5,943	4,576	919	5	450	82	11,975

Accumulated amortisation and impairments
Balance at 1 January 2016	4,488	2,618	862	2	29	10	8,009
Amortisation for the year	546	254	4	1	-	1	806
Impairment and derecognition of assets	1	2	-	-	-	-	3
Disposals	(43)	(43)	-	-	-	-	(86)
Transfers and other movements(1)	(964)	(70)	-	-	(3)	-	(1,037)
Translation	135	31	2	-	-	1	169
Balance at 31 December 2016	4,163	2,792	868	3	26	12	7,864
Net book value at 31 December 2016	1,780	1,784	51	2	424	70	4,111

(1)	Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and derecognition of assets with a carrying value of nil.
(2)	Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $58m (2015: $61m; 2014: nil)
(3)	Included in the amounts for land and buildings are assets held under finance leases with a net book value of $7m (2015: $7m; 2014: $11m).
(4)	Assets of $12m (2015: $8m; 2014: nil) have been pledged as security.

Impairment and derecognition of assets during 2016 amounted to $3m (2015: $5m; 2014: $4m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14	Intangible assets

Figures in millions	Goodwill	Software and licences	Royalty tax rate concession and other	Total
US Dollars

Cost
Balance at 1 January 2014	416	141	60	617
Additions	-	5	-	5
Transfers and other movements(1)	-	13	-	13
Translation	(16)	(7)	-	(23)
Balance at 31 December 2014	400	152	60	612
Accumulated amortisation and impairments
Balance at 1 January 2014	262	50	38	350

Amortisation for the year	-	31	5	36
Impairment	-	-	6	6
Transfers and other movements(1)	-	3	(2)	1
Translation	(4)	(2)	-	(6)
Balance at 31 December 2014	258	82	47	387
Net book value at 31 December 2014	142	70	13	225

Cost
Balance at 1 January 2015	400	152	60	612
Additions	-	3	-	3
Disposals	-	(9)	-	(9)
Transfers and other movements(1)	-	(10)	-	(10)
Translation	(20)	(18)	-	(38)
Balance at 31 December 2015	380	118	60	558

Accumulated amortisation and impairments
Balance at 1 January 2015	258	82	47	387
Amortisation for the year	-	37	3	40
Disposals	-	(7)	-	(7)
Transfers and other movements(1)	-	(7)	-	(7)
Translation	(4)	(12)	-	(16)
Balance at 31 December 2015	254	93	50	397
Net book value at 31 December 2015	126	25	10	161

Cost
Balance at 1 January 2016	380	118	60	558
Additions	-	5	-	5
Transfers and other movements(1)	-	(4)	-	(4)
Translation	(1)	6	-	5
Balance at 31 December 2016	379	125	60	564

Accumulated amortisation and impairments
Balance at 1 January 2016	254	93	50	397
Amortisation for the year	-	16	4	20
Transfers and other movements(1)	-	(3)	-	(3)
Translation	(1)	6	-	5
Balance at 31 December 2016	253	112	54	419
Net book value at 31 December 2016	126	13	6	145

(1)	Transfers and other movements include amounts from asset reclassifications and amounts written off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14	Intangible assets (continued)

Impairment calculation assumptions for goodwill

Based on an analysis carried out by the group in 2016, the carrying value and value in use of cash generating units with goodwill that were most sensitive is:

	2016
	US Dollars
Figures in millions	Carrying Value	Value in use
First Uranium	306	336

As at 31 December 2016, the estimated recoverable amount of First Uranium exceeded its carrying amount by $30m. The First Uranium CGU had $8m goodwill at that date.

It is estimated that a decrease of the long term real gold price of $1,212/oz by 2%, would cause the recoverable amount of this cash generating unit to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the cash generating units (CGUs):

	2016	2015	2014
Figures in millions	US Dollars
- Sunrise Dam	110	111	124
- First Uranium	8	7	10
- Serra Grande	8	8	8
	126	126	142

Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
- Sunrise Dam(1)	8.8%	7.9%	9.7%

(1)	The estimated value in use of the CGU is $487m in 2016 (2015: $504m; 2014: $785m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15	Material partly-owned subsidiaries

Name	Non-controlling interest % holding			Country of incorporation and operation
	2016	2015	2014
Cerro Vanguardia S.A. (CVSA)	7.5	7.5	7.5	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15.0	15.0	15.0	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

	2016	2015	2014
Figures in millions	US Dollars

Profit allocated to material non-controlling interest
CVSA	6	4	6
Siguiri	11	8	17

Accumulated balances of material non-controlling interests
CVSA	15	15	11
Siguiri	28	26	22

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

	CVSA	Siguiri
Figures in millions	US Dollars

Statement of profit or loss for 2016
Revenue	472	367
Profit for the year	81	74
Total comprehensive income for the year, net of tax	81	74
Attributable to non-controlling interests	6	11
Dividends paid to non-controlling interests	(6)	(9)

Statement of profit or loss for 2015
Revenue	399	350
Profit for the year	57	50
Total comprehensive income for the year, net of tax	57	50
Attributable to non-controlling interests	4	8
Dividends paid to non-controlling interests	-	(4)

Statement of profit or loss for 2014
Revenue	386	439
Profit for the year	83	80
Total comprehensive income for the year, net of tax	83	80
Attributable to non-controlling interests	6	17
Dividends paid to non-controlling interests	(3)	(18)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15	Material partly-owned subsidiaries (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

	CVSA	Siguiri
Figures in millions	US Dollars

Statement of financial position as at 31 December 2016
Non-current assets	241	174
Current assets	177	178
Non-current liabilities	(108)	(79)
Current liabilities	(107)	(85)
Total equity	203	188

Statement of financial position as at 31 December 2015
Non-current assets	245	151
Current assets	182	158
Non-current liabilities	(114)	(79)
Current liabilities	(109)	(55)
Total equity	204	175

Statement of financial position as at 31 December 2014
Non-current assets	237	159
Current assets	154	155
Non-current liabilities	(100)	(91)
Current liabilities	(143)	(73)
Total equity	148	150

Statement of cash flows for the year ended 31 December 2016
Cash inflow from operating activities	110	120
Cash outflow from investing activities	(57)	(59)
Cash outflow from financing activities	(97)	(53)
Net (decrease) increase in cash and cash equivalents	(44)	8

Statement of cash flows for the year ended 31 December 2015
Cash inflow from operating activities	98	76
Cash outflow from investing activities	(60)	(29)
Cash inflow (outflow) from financing activities	3	(36)
Net increase in cash and cash equivalents	41	11

Statement of cash flows for the year ended 31 December 2014
Cash inflow from operating activities	113	140
Cash outflow from investing activities	(30)	(30)
Cash outflow from financing activities	(59)	(110)
Net increase in cash and cash equivalents	24	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	Investments in associates and joint ventures

	2016	2015	2014
Figures in millions	US Dollars

Carrying value
Investments in associates	20	34	34
Investments in joint ventures	1,428	1,431	1,393
	1,448	1,465	1,427

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows (not attributable):

	2016	2015	2014
	US Dollars

Aggregate statement of profit or loss for immaterial associates (attributable)
Revenue	30	53	39
Operating costs and expenses	(38)	(45)	(57)
Taxation	(1)	4	1
(Loss) profit for the year	(9)	12	(17)
Total comprehensive (loss) profit for the year, net of tax	(9)	12	(17)

Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2016	2015	2014
Kibali Goldmines S.A..(1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

(1)	AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

	2016	2015	2014
Figures in millions	US Dollars

Carrying value of joint ventures
Kibali	1,400	1,406	1,369
Immaterial joint ventures	28	25	24
	1,428	1,431	1,393

Net impairment reversal (impairment) of investments in joint ventures
Sadiola	11	12	-
Other	-	-	(6)
	11	12	(6)
Recovery of a loan previously impaired	-	-	20
(Note 8)	11	12	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	Investments in associates and joint ventures (continued)

	2016	2015	2014
Figures in millions	US Dollars

The cumulative unrecognised share of losses of the joint ventures:
Sadiola	-	10	20
Morila	9	-	-
Yatela	3	-	-

Summarised financial information of joint ventures is as follows (not attributable):

	Kibali
	2016	2015	2014
Figures in millions	US Dollars

Statement of profit or loss
Revenue	709	747	650
Other operating costs and expenses	(471)	(398)	(304)
Amortisation of tangible and intangible assets	(211)	(193)	(140)
Finance costs and unwinding of obligations	(5)	(5)	(5)
Interest received	5	5	4
Taxation	23	(18)	(45)
Profit for the year	50	138	160
Other comprehensive income for the year, net of tax	-	3	-
Total comprehensive income for the year, net of tax	50	141	160
Dividends received from joint venture (attributable)	30	35	-

	Kibali
	2016	2015	2014
Figures in millions	US Dollars

Statement of financial position
Non-current assets	2,805	2,754	2,697
Other current assets	179	259	231
Cash and cash equivalents	19	22	21
Total assets	3,003	3,035	2,949

Non-current financial liabilities	47	52	55
Other non-current liabilities	32	57	48
Current financial liabilities	10	10	8
Other current liabilities	133	125	118
Total liabilities	222	244	229

Net assets	2,781	2,791	2,720
Group’s share of net assets	1,391	1,396	1,360
Other	9	10	9
Carrying amount of interest in joint venture	1,400	1,406	1,369

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16	Investments in associates and joint ventures (continued)

	2016	2015	2014
Figures in millions	US Dollars

Aggregate statement of (loss) profit for immaterial joint ventures (attributable)
Revenue	114	138	177
Other operating costs and expenses	(95)	(102)	(175)
Amortisation of tangible and intangible assets	(18)	(21)	(34)
Taxation	(3)	(7)	-
(Loss) profit for the year	(2)	8	(32)
Total comprehensive (loss) income for the year, net of tax	(2)	8	(32)

17	Other investments

	2016	2015	2014
Figures in millions	US Dollars

Non-current investments

Listed investments

Available-for-sale
Balance at beginning of year	29	47	48
Additions	8	8	4
Disposals	(1)	(3)	(1)
Fair value adjustments	7	(7)	1
Impairments	-	(9)	(2)
Translation	3	(7)	(3)
Balance at end of year	46	29	47
The available-for-sale non-current investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)	9	2	5
Corvus Gold Corporation	7	4	10
Various listed investments held by Environmental Rehabilitation Trust Fund	18	17	23
Pure Gold Mining	8	1	3
Other	4	5	6
	46	29	47

The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on either the Toronto Stock Exchange or the JSE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17	Other investments (continued)

	2016	2015	2014
Figures in millions	US Dollars

Non-current investments (continued)

Listed investments (continued)

Held-to-maturity
Balance at beginning of year	5	7	6
Additions	-	1	2
Maturities	-	(1)	-
Translation	1	(2)	(1)
Balance at end of year	6	5	7

The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by Ashburton Investments.

The fair value of bonds held-to-maturity is $8m (2015: $6m; 2014: $9m) and has a sensitivity of less than $1m (2015: less than $1m; 2014: less than $1m) for a 1% change in interest rates.

Current investments
Listed investments - available for sale	5	1	-

Book value of listed investments	57	35	54
Fair value of listed investments	59	36	56

Non-current assets
Unlisted investments

Balance at beginning of year	57	72	77
Additions	66	77	74
Maturities	(58)	(74)	(71)
Accrued interest	1	-	1
Translation	7	(18)	(9)
Balance at end of year	73	57	72

The unlisted investments include:

Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by Ashburton Investments	69	55	67
Other	4	2	5
	73	57	72
Book value of unlisted investments	73	57	72

Total book value of other investments (note 32)	130	92	126

Total fair value of other investments (note 32)	132	93	128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18	Inventories

Figures in millions	2016	2015	2014
	US Dollars

Non-current
Raw materials
- heap-leach inventory	-	-	521
- ore stockpiles	84	90	115
Total metal inventories	84	90	636

Current
Raw materials
- ore stockpiles	233	232	288
- heap-leach inventory	3	6	104
Work in progress
- metals in process	77	65	78
Finished goods
- gold doré/bullion	60	28	57
- by-products	4	5	6
Total metal inventories	377	336	533
Mine operating supplies	295	310	355
	672	646	888

Total inventories(1)	756	736	1,524

(1)

The amount of the write-down of ore stockpiles, metals in process, gold doré/bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense during the year in special items or cost of sales is $30m (2015: $30m; 2014: $31m).

19	Trade, other receivables and other assets

Figures in millions	2016	2015	2014
	US Dollars

Non-current	34	13	20

Current
Trade and loan receivables	35	34	65
Prepayments and accrued income	85	37	39
Recoverable tax, rebates, levies and duties	124	117	159
Other receivables	11	8	15
	255	196	278

Total trade, other receivables and other assets	289	209	298

Current trade and loan receivables are generally on terms less than 90 days.

At 31 December 2016 trade receivables of $2m have been pledged as security.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2016	2015	2014
	US Dollars

20 Cash restricted for use

Non-current
Cash restricted by prudential solvency requirements	1	1	1
Cash balances held by Environmental Rehabilitation Trust Funds	35	36	35
	36	37	36

Current
Cash restricted by prudential solvency requirements	16	18	13
Cash balances held by the Tropicana joint venture	3	4	1
Other	-	1	1
	19	23	15

Total cash restricted for use (note 32)	55	60	51

21 Cash and cash equivalents

Cash and deposits on call	167	344	374
Money market instruments	48	140	94
(note 32)	215	484	468

22 Share capital and premium

Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	-	-	-
5,000,000 B redeemable preference shares of 1 SA cent each	-	-	-
30,000,000 C redeemable preference shares of no par value	-	-	-
	23	23	23

Issued and fully paid
408,223,760 (2015: 405,265,315; 2014: 404,010,360) ordinary shares of 25 SA cents each	16	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	-	-	-
778,896 B redeemable preference shares of 1 SA cent each	-	-	-
	16	16	16

Treasury shares held within the group:
2,778,896 A and B redeemable preference shares	-	-	-
	16	16	16
Share premium
Balance at beginning of year	7,103	7,078	7,058
Ordinary shares issued	42	25	29
E ordinary shares issued and cancelled	-	-	(9)
	7,145	7,103	7,078
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of year	7,092	7,050	7,025

Share capital and premium	7,108	7,066	7,041

The rights and restrictions applicable to the A and B redeemable preference shares were unchanged during 2016.

The C redeemable preference shares have no par value but have the same rights as the B preference shares, except that the C preference shares rank after the B preference shares (but prior to the A preference shares) as regards the payment of dividends, redemption proceeds and payment on winding up of the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2016	2015	2014
	US Dollars

23 Borrowings

Non-current

Unsecured
Debt carried at fair value
$1.25bn bonds - issued July 2013	-	498	1,373
On 1 August 2016, the remaining portion of the bonds were settled.
Debt carried at amortised cost
Rated bonds - issued July 2012	758	756	755
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010	1,000	999	998

Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

Syndicated loan facility ($1bn)	45	194	92

Semi-annual interest paid at LIBOR plus 1.5% per annum. The applicable margin is subject to a ratings grid. The facility was issued on 17 July 2014 and is available until 17 July 2019. The facility is US dollar-based.

Syndicated revolving credit facility (A$500m)	168	96	255
Interest charged at BBSY plus 2% per annum. The applicable margin is subject to a ratings grid. The loan is repayable in July 2019 and is Australian dollar-based.
Syndicated loan facility (R1.5bn)	88	65	-
Quarterly interest paid at JIBAR plus 1.2% per annum. The facility was issued on 3 December 2013 and is available until 3 December 2018. The loan is SA rand-based.
R750m bonds - issued December 2013	-	-	65
On 9 December 2016, AngloGold Ashanti Limited settled the R750m bonds and outstanding interest.
Revolving Credit Facilities - $100m	41	-	-
Various loans with interest rates ranging from 7.5% to 9.3%. The facilities were issued on 23 August 2016 and are available until 23 August 2019 and are US dollar-based.
Other	1	1	2
Interest charged at various rates from 2.5% plus delta exchange rate on individual instalments per annum to 4.5% per annum. Repayments terminate in June 2023. All loans are Brazilian real-based.
The loans are subject to debt covenant arrangements for which no default event occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2016	2015	2014
	US Dollars

23 Borrowings (continued)

Non-current (continued)

Secured
Finance leases
Turbine Square Two (Pty) Limited	15	15	22

The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 33).

Australian Gas Pipeline	57	62	-

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

California First National Bank	-	-	13
The loans were terminated in July 2015.

Other	5	2	4
Various loans with interest rates ranging from 5.5% to 15.5% per annum. These loans are repayable from 2016 to 2045. Some of these loans are secured by the financed assets.

Total non-current borrowings including current portion	2,178	2,688	3,579
Current portion of non-current borrowings included in current liabilities	(34)	(51)	(81)
Total non-current borrowings	2,144	2,637	3,498

Current
Current portion of non-current borrowings included above	34	51	81

Unsecured
Senior floating rate notes - DMTNP	-	-	15
Syndicated Nedbank/ABSA demand facilities	-	-	43
R750m Bonds - issued December 2013	-	49	-
FirstRand Bank Limited demand facility	-	-	39
Other loans	-	-	45
Total current borrowings	34	100	223

Total borrowings (notes 32 and 33)	2,178	2,737	3,721

Amounts falling due
Within one year	34	100	223
Between one and two years	170	64	281
Between two and five years	902	1,495	154
After five years	1,072	1,078	3,063
(notes 32 and 33)	2,178	2,737	3,721

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2016	2015	2014
	US Dollars

23 Borrowings (continued)

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	1,844	2,447	3,187
Australian dollar	225	158	255
SA rand	106	130	277
Brazilian real	3	2	2
(notes 32 and 33)	2,178	2,737	3,721

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) - US dollar	950	800	900
Syndicated revolving credit facility (A$500m) - Australian dollar	191	266	153
Syndicated revolving credit facility (R1.5bn) - SA rand	21	33	87
Syndicated revolving credit facility (R1.4bn) - SA rand	102	91	-
FirstRand Bank Limited - SA rand	37	32	4
Revolving credit facilities ($100m) - US dollar	60	-	-
	1,361	1,222	1,144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2016	2015	2014
		US Dollars
24	Environmental rehabilitation and other provisions

	Environmental rehabilitation obligations

	Provision for decommissioning
	Balance at beginning of year	272	296	256
	Change in estimates(1)	(12)	5	41
	Unwinding of decommissioning obligation	12	11	12
	Disposals	-	(11)	-
	Utilised during the year	(2)	(3)	(3)
	Translation	9	(26)	(10)
	Balance at end of year	279	272	296

	Provision for restoration
	Balance at beginning of year	411	555	472
	Charge to income statement	10	6	36
	Change in estimates(1)	(2)	(40)	51
	Unwinding of restoration obligation	8	10	13
	Disposals	-	(110)	-
	Utilised during the year	(3)	(2)	(13)
	Translation	2	(8)	(4)
	Balance at end of year	426	411	555

	Other provisions(2)
	Balance at beginning of year	164	201	235
	Charge to income statement	11	11	16
	Change in estimates	5	24	4
	Transfer (to) from trade and other payables	(2)	3	-
	Unwinding of other provisions	1	1	1
	Utilised during the year	(30)	(25)	(29)
	Translation	23	(51)	(26)
	Balance at end of year	172	164	201

	Total environmental rehabilitation and other provisions	877	847	1,052

(1)

The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2)

Other provisions include the following significant item: Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,152/oz (2015: $1,061/oz; 2014: $1,184/oz). As at 31 December 2016, the remaining production due to Franco Nevada is 197,528oz (2015: 220,447oz; 2014: 243,064oz).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2016	2015	2014
		US Dollars

25	Provision for pension and post-retirement benefits

	Defined benefit plans
	The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
	AngloGold Ashanti Limited Pension Fund(1)	-	(18)	(25)
	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	109	97	135
	Other defined benefit plans	9	10	12
	Sub-total	118	89	122
	Transferred to other non-current assets
	- AngloGold Ashanti Limited Pension Fund	-	18	25
		118	107	147

	Other defined benefit plans include the following:
	- Obuasi Mines Staff Pension Scheme	6	7	9
	- Retiree Medical Plan for North American employees	2	2	2
	- Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	1	1	1
		9	10	12

(1)

During 2016, regulatory approval was granted for the pension fund liability to be transferred to a non-recourse insurance policy for pensioners and for the active employees’ pension obligation to be transferred to an external defined contribution fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2016	2015	2014
		US Dollars

25	Provision for pension and post-retirement benefits (continued)

	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
	The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

	The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2016.

	Information with respect to the defined benefit liability is as follows:
	Benefit obligation
	Balance at beginning of year	97	135	137
	Interest cost	10	10	10
	Benefits paid	(8)	(9)	(10)
	Actuarial (gain) loss	(2)	(7)	11
	Translation	12	(32)	(13)
	Balance at end of year	109	97	135
	Unfunded status at end of year	(109)	(97)	(135)
	Net amount recognised	(109)	(97)	(135)

	Components of net periodic benefit cost
	Interest cost	10	10	10
	Net periodic benefit cost	10	10	10

	Assumptions
	Assumptions used to determine benefit obligations at the end of the year are as follows:
	Discount rate	9.31%	10.10%	8.20%
	Expected increase in health care costs	8.30%	9.10%	7.50%

	Assumed health care cost trend rates at 31 December:
	Health care cost trend assumed for next year	8.30%	9.10%	7.50%
	Rate to which the cost trend is assumed to decline (the ultimate trend rate)	8.30%	9.10%	7.50%

	Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
	Effect on total service and interest cost – 1% point increase	1
	Effect on post-retirement benefit obligation – 1% point increase	10
	Effect on total service and interest cost – 1% point decrease	(1)
	Effect on post-retirement benefit obligation 1% point decrease	(9)

	Cash flows
	Contributions
	AngloGold Ashanti Limited expects to contribute $8m to the post-retirement medical plan in 2017.

	Estimated future benefit payments
	The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
	2017	8
	2018	9
	2019	9
	2020	10
	2021	10
	Thereafter	63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2016	2015	2014
		US Dollars
26	Deferred taxation

	Deferred taxation relating to temporary differences is made up as follows:
	Liabilities
	Tangible assets	730	743	833
	Inventories	31	35	32
	Derivatives	-	-	1
	Other	10	14	49
		771	792	915
	Assets
	Provisions	245	242	326
	Derivatives	1	2	2
	Tax losses	31	34	52
	Other	2	1	95
		279	279	475

	Net deferred taxation liability	492	513	440

	Included in the statement of financial position as follows:
	Deferred tax assets	4	1	127
	Deferred tax liabilities	496	514	567
	Net deferred taxation liability	492	513	440

	The movement on the deferred tax balance is as follows:
	Balance at beginning of year	513	440	402
	Taxation of items included in income statement	(45)	140	90
	Taxation on items included in other comprehensive income	2	2	(5)
	Translation	22	(69)	(47)
	Balance at end of year	492	513	440

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is not able to assert that the undistributed earnings are permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $366m (2015: $357m; 2014: $330m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2016	2015	2014
		US Dollars
27	Trade, other payables and deferred income

	Non-current	4	5	15
	Current
	Trade payables	381	306	397
	Accruals and deferred income	206	187	261
	Other payables	28	23	37
		615	516	695

	Total trade, other payables and deferred income	619	521	710
	Current trade and other payables are non-interest bearing and are normally settled within 60 days.

28	Taxation

	Balance at beginning of year	64	41	30
	Refunds during the year	12	21	41
	Payments and offsets during the year	(212)	(184)	(194)
	Taxation of items included in the income statement	234	192	165
	Translation	(1)	(6)	(1)
	Balance at end of year	97	64	41

	Included in the statement of financial position as follows:
	Taxation asset included in trade and other receivables	14	27	25
	Taxation liability	111	91	66
		97	64	41

29	Cash generated from operations

	Profit before taxation	269	257	170
	Adjusted for:
	Movement on non-hedge derivatives and other commodity contracts	(19)	7	(13)
	Amortisation of tangible assets (note 4)	789	737	749
	Finance costs and unwinding of obligations (note 7)	180	245	276
	Environmental, rehabilitation and other expenditure	(13)	(56)	4
	Special items	44	60	31
	Amortisation of intangible assets (notes 4 and 14)	20	40	34
	Fair value adjustment on issued bonds	(9)	(66)	17
	Interest received (note 3)	(22)	(28)	(24)
	Share of associates and joint ventures’ (profit) loss (note 8)	(11)	(88)	25
	Exchange loss on foreign currency reserve release	60	-	-
	Other non-cash movements	90	53	68
	Movements in working capital	(76)	89	6
		1,302	1,250	1,343
	Movements in working capital:
	(Increase) decrease in inventories	(48)	99	117
	(Increase) decrease in trade and other receivables	(131)	108	52
	Increase (decrease) in trade, other payables and deferred income	103	(118)	(163)
		(76)	89	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Figures in millions	2016	2015	2014
		US Dollars
30	Related parties

	Material related party transactions were as follows (not attributable):

	Sales and services rendered to related parties
	Joint ventures	16	6	10

	Purchases and services acquired from related parties
	Associates	15	8	7
	Joint ventures	6	-	-

	Outstanding balances arising from sale of goods and services due by related parties
	Joint ventures	8	-	4
	Amounts owed to/due by related parties above are unsecured and non-interest bearing.

	Loans advanced to joint ventures and associates

	Rand Refinery (Pty) Limited
	The loan accrues interest at JIBAR plus 3.5%.	20	27	22
	Loans advanced to joint ventures are included in the carrying value of investments in joint ventures (note 16)

Executive contracts

All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short term incentive scheme, the Bonus Share Plan (BSP), and the Long Term Incentive Plan (LTIP) and the Cash Settled Long Term Incentive Plan (CSLTIP). All recently updated Executive Committee contracts include details on participation in the Co-Investment Plan (CIP).

South African based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract. This reflects global roles and responsibilities and takes account of offshore business requirements. All such earnings are subject to tax in South Africa.

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

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2016 were as follows:

Executive Committee member	Notice Period	Change of control
CEO	12 months	12 months
CFO	6 months	6 months
EXCO	6 months	6 months

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30	Related parties (continued)

Directors and other key management personnel

Executive Directors’ and Prescribed Officers’ remuneration

	Salary(1)	Performance related payments(2)	Pension scheme benefits	Other benefits and encashed leave(3)	Sub total	Pre-tax gain on share options	Total	Total	2015 Total	2014 Total
Figures in thousands			2016				SA Rands	US Dollars(4)	US Dollars(4)	US Dollars(4)

Executive Directors
S Venkatakrishnan	12,660	7,323	3,133	3,785	26,901	-	26,901	1,832	1,905	1,488
KC Ramon	8,007	4,354	800	743	13,904	-	13,904	947	1,024	302
Resigned executive director	-	-	-	-	-	-	-	-	-	1,030
	20,667	11,677	3,933	4,528	40,805	-	40,805	2,779	2,929	2,820
Prescribed Officers
I Boninelli(5)	1,607	-	161	10,124	11,892	24,995	36,887	2,513	830	858
CE Carter(6)	10,180	4,439	1,523	2,058	18,200	4,342	22,542	1,535	1,906	1,161
GJ Ehm	9,466	3,740	381	3,781	17,368	7,480	24,848	1,693	1,404	2,544
RW Largent	17,722	7,728	3,314	5,810	34,574	16,291	50,865	3,465	2,873	2,372
DC Noko	6,432	2,805	643	4,227	14,107	-	14,107	961	976	1,116
ME Sanz Perez	6,404	2,985	641	2,389	12,419	11,664	24,083	1,640	823	966
CB Sheppard	6,604	2,965	674	339	10,582	-	10,582	721	511	-
TR Sibisi(7)	4,887	2,398	497	166	7,948	-	7,948	541	-	-
Retired prescribed officer	-	-	-	-	-	-	-	-	1,016	2,861
	63,302	27,060	7,834	28,894	127,090	64,772	191,862	13,069	10,339	11,878

Total Executive Directors’ and Prescribed Officers’ remuneration ZAR	83,969	38,737	11,767	33,422	167,895	64,772	232,667

Total Executive Directors’ and Prescribed Officers’ remuneration USD	5,719	2,638	802	2,277	11,436	4,412		15,848	13,268	14,698

(1)	Salaries are disclosed only for the period from or to which office is held, and include car allowances where applicable.
(2)	The performance related payments are calculated on the year’s financial results.
(3)

Includes health care, pension allowance, cash in lieu of dividends, vested CIP match awards, secondment / relocation allowances, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(4)	For illustrative purposes only values have been converted using the average annual exchange rate for 2016: R14.6812:$1 (2015: R12.7719:$1; 2014: R10.8295: $1) to arrive at the US dollar equivalent.
(5)	No longer a prescribed officer with effect from 31 March 2016.
(6)	Benefits for CE Carter include a dependent’s scholarship award of $2,500.
(7)	TR Sibisi commenced employment on 18 January 2016 and as such her pay reflects just over 11 months of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30	Related parties (continued)

Directors and other key management personnel (continued)

Number of options and awards granted

	Balance at 1 January 2016	Granted during 2016	Exercised during 2016	Lapsed during 2016	Balance as at 31 December 2016(1)	Vested balance at 31 December 2016
Executive directors
S Venkatakrishnan	676,489	49,962	-	37,364	689,087	237,841
KC Ramon	181,462	30,323	-	-	211,785	8,312
	857,951	80,285	-	37,364	900,872	246,153
Prescribed officers
I Boninelli	274,875	-	123,379	151,496	-	-
CE Carter	235,484	36,666	21,764	-	250,386	-
GJ Ehm	364,297	31,602	40,145	24,400	331,354	74,431
RW Largent	525,801	63,828	82,174	31,839	475,616	25,625
DC Noko	244,540	20,080	-	20,028	244,592	57,545
ME Sanz Perez	261,374	19,992	56,945	19,208	205,213	15,713
CB Sheppard	17,400	10,152	-	-	27,552	-
	1,923,771	182,320	324,407	246,971	1,534,713	173,314
Other	8,071,006	1,841,162	2,634,038	1,080,062	6,198,068	1,143,589
Total share incentive scheme	10,852,728	2,103,767	2,958,445	1,364,397	8,633,653	1,563,056

(1)	The latest expiry date of all options/awards granted and outstanding at 31 December 2016 is 1 March 2026 (2015: 3 March 2025; 2014: 24 February 2024).

Subsequent to year end and up to 17 March 2017, options/awards exercised by Executive Directors and Prescribed Officers, are for Charles Carter who exercised 58,260 awards for a pre-tax gain of $561,100 and Ronald Largent who exercised 112,937 awards for a pre-tax gain of $1,093,891.

Awards granted since 2005 have been granted at no cost to participants.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Number of CSLTIP awards granted:

In 2016, Cash Settled Long Term Incentive Plan (CSLTIP) awards of 120,000 each were granted to key management personnel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30	Related parties (continued)

Directors and other key management personnel (continued)

Awards granted in respect of the previous year’s financial results:

	Total(1)	Total
	2016	2015
Executive directors
S Venkatakrishnan	49,962	332,021
KC Ramon	30,323	131,261
Resigned executive director	-	1,481
	80,285	464,763
Prescribed officers
I Boninelli	-	132,345
CE Carter	36,666	167,361
GJ Ehm	31,602	171,241
RW Largent	63,828	309,994
DC Noko	20,080	131,028
ME Sanz Perez	19,992	131,327
CB Sheppard	10,152	17,400
TR Sibisi	-	-
Retired prescribed officer	-	1,268
	182,320	1,061,964
Total awards to executive management	262,605	1,526,727

(1)	Relates to BSP 16 awards that were issued subsequent to the Annual General Meeting on 4 May 2016.

Non-Executive Director remuneration

The table below details the fees and allowances paid to Non-Executive Directors:

Non-Executive Directors’ fees and allowances

	Figures in thousands(1)				Figures in thousands(1)	Figures in thousands(1)
	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars	2016				2015	2014
SM Pityana	293,500	76,000	8,750	378,250	411	430
AH Garner	123,500	43,500	32,500	199,500	195	188
LW Nkuhlu	163,500	83,500	8,750	255,750	189	187
MJ Kirkwood	123,500	78,500	47,500	249,500	242	263
NP January-Bardill	123,500	56,000	10,000	189,500	260	246
R Gasant	123,500	58,500	11,250	193,250	227	240
RJ Ruston	123,500	56,000	51,250	230,750	180	125
MDC Richter	123,500	43,500	32,500	199,500	204	-
DL Hodgson	123,500	43,500	8,750	175,750	204	-
Retired directors	-	-	-	-	-	75
Total(2)	1,321,500	539,000	211,250	2,071,750	2,112	1,754

(1)	Directors’ compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R14.6812:$1 (2015: R12.7719:$1; 2014: R10.8295: $1).
(2)	Fees are disclosed only for the period from or to which, office is held.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors’ fees or committee fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30	Related parties (continued)

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares

The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December 2016, which individually did not exceed 1% of the company’s issued ordinary share capital, were:

	31 December 2016 Beneficial holding		31 December 2015 Beneficial holding		31 December 2014 Beneficial holding
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive directors
SM Pityana	2,990	-	2,000	-	-	-
MDC Richter(1)	7,300	-	7,300	-	-	-
DL Hodgson	1,500	-	1,500	-	1,500	-
MJ Kirkwood(1)	15,000	-	15,000	-	8,000	-
LW Nkuhlu	3,000	-	3,000	-	3,000	-
RJ Ruston(2)	-	1,000	-	1,000	-	1,000
Total	29,790	1,000	28,800	1,000	12,500	1,000
Executive directors
S Venkatakrishnan	213,423	-	205,939	-	86,009	-
KC Ramon	12,334	-	3,104	-	-	-
Total	225,757	-	209,043	-	86,009	-
Company Secretary
ME Sanz Perez	7,921	12,747	10,471	8,860	7,506	-
Total	7,921	12,747	10,471	8,860	7,506	-
Prescribed officers
I Boninelli	-	-	5,728	13,204	5,728	2,247
CE Carter	43,229	-	39,560	-	32,253	-
GJ Ehm(2)	33,782	-	22,532	-	8,155	-
RW Largent(1)	44,470	-	28,570	-	10,410	-
D Noko	28,015	-	17,086	-	3,690	-
Retired prescribed officer	-	-	-	-	2,247	-
Total	149,496	-	113,476	13,204	62,483	2,247
Grand total	412,964	13,747	361,790	23,064	168,498	3,247

(1)	Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)	Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30	Related parties (continued)

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares (continued)

Changes in Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group’s BSP and LTIP schemes, after 31 December 2016 and up to 17 March 2017 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holdings
Non-executive director
AH Garner	14 March 2017	On-market purchase of American Depository Receipts	7,500	Direct
Executive directors
S Venkatakrishnan	23 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	12,902	Direct
		On-market sale of ordinary shares to settle tax costs	5,367	Direct
	6 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	15,510	Direct
KC Ramon	27 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,176	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,427	Direct
	6 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,328	Direct

Company Secretary
ME Sanz Perez	28 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,073	Direct

Prescribed officers
CE Carter	24 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,480	Direct
	7 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,265	Direct
GJ Ehm	2 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,750	Direct
	3 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,000	Direct
L Eybers(1)	16 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,812	Direct
R Largent	2 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	16,870	Direct
D Noko	3 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,921	Direct
		On-market sale of ordinary shares to settle tax costs	4,060	Direct
9 March 2017		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,352	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,401	Direct
		On-market sale of ordinary shares to settle tax costs	1,385	Direct
CB Sheppard	15 March 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,344	Direct
TR Sibisi	28 February 2017	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,085	Direct

(1)	Appointed a prescribed officer with effect from 22 February 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2016	2015	2014
	US Dollars
31 Contractual commitments and contingencies

Operating leases

At 31 December 2016, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:
- within one year	60	5	8
- between one and two years	34	2	2
- between two and five years	5	4	4
	99	11	14

Operating lease charges included in profit before taxation amounts to $47m (2015: $6m; 2014: $16m).

Finance leases

The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
US Dollars million	2016		2015		2014
Within one year	12	6	11	5	8	5
After one year but not more than five years	51	33	46	27	29	20
More than five years	63	38	76	49	36	14
Total minimum lease payments	126	77	133	81	73	39
Amounts representing finance charges	(49)	-	(52)	-	(34)	-
Present value of minimum lease payments	77	77	81	81	39	39

Figures in millions				2016	2015	2014
				US Dollars
Capital commitments
Acquisition of tangible assets
Contracted for				58	61	178
Not contracted for				587	856	768
Authorised by the directors				645	917	946

Allocated to:
Project capital
- within one year				252	134	430
- thereafter				255	402	335
				507	536	765

Stay-in-business capital
- within one year				135	249	181
- thereafter				3	132	-
				138	381	181
Share of underlying capital commitments of joint ventures included above				138	27	49

Purchase obligations
Contracted for
- within one year				641	568	295
- thereafter				283	88	213
				924	656	508

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31	Contractual commitments and contingencies (continued)

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

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

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

Contingencies

Figures in millions	2016	2015	2014
	US Dollars
Contingent liabilities
Occupational Diseases in Mines and Works Act (ODMWA) litigation(1)	-	-	-
Litigation - Ghana(2)(3)	97	97	97
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda(4)	24	22	32
VAT disputes - Mineração Serra Grande S.A.(5)	13	11	15
Tax dispute - AngloGold Ashanti Colombia S.A.(6)	141	128	162
Tax dispute - Cerro Vanguardia S.A.(7)	29	32	53
Groundwater pollution(8)	-	-	-
Deep groundwater pollution - Africa(9)	-	-	-

Contingent asset
Indemnity - Kinross Gold Corporation(10)	(8)	(7)	(9)
	296	283	350

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31	Contractual commitments and contingencies (continued)

Contingent liabilities

Litigation claims

(1)

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti and members of the working group (discussed below) have been subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (ARM). The working group remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation.

The companies are among respondent companies in a number of lawsuits related to OLD. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue. The working group will continue with its efforts – which have been ongoing for more than two years – to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May, 2016, the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class, each of which cover current and former underground mineworkers who worked in South African mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The High Court ordered a two-stage process in the class action. The first stage is to resolve common issues and allow the individuals to opt out. The second stage will allow the individuals to opt in to the class to make their claims against the respondent mining companies. The High Court also decided that claims for general damages (i.e., pain and suffering and loss of amenities of life) will be transferable to the estate or executor of any deceased mineworker who dies after the date of filing of the certification application. On 3 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24 June 2016, leave to appeal was (i) granted in respect of the issue of the transferability of deceased mineworkers’ claims for general damages but (ii) denied in respect of all other orders of the High Court. On 15 July 2016 AngloGold Ashanti, along with several other respondent companies, filed a petition with the Supreme Court of Appeal (SCA) for leave to appeal such other orders of the High Court, and on 13 September 2016, the SCA granted the mining companies leave to appeal the entire High Court ruling to the SCA.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. Given the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the company, no reliable estimate can be made for the obligation

(2)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration and the parties await the constitution of the tribunal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31	Contractual commitments and contingencies (continued)

Contingent liabilities (continued)

Litigation claims (continued)

(3)

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

(4)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006. In 2016, a partial settlement with the Brazilian tax authority reduced this assessment to $9m (2015: $11m, 2014: $18m). AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $15m (2015: $11m, 2014: $14m). Management is of the opinion that these taxes are not payable.

(5)

VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $13m (2015: $11m, 2014: $15m).

(6)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $21m (2015: $20m, 2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $120m (2015: $108m, 2014: $135m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (trial court for tax litigation). On 8 July 2016, the tribunal held initial procedural hearings on the 2010 and 2011 tax disputes, and the litigation is proceeding.

(7)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $7m (2015: $8m, 2014: $14m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $22m (2015: $24m, 2014: $39m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the matter is proceeding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31	Contractual commitments and contingencies (continued)

Contingent liabilities (continued)

Other

(8)

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

(9)

Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset

(10)

Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in item 5 above. At 31 December 2016, the company has estimated that the maximum contingent asset is $8m (2015: $7m, 2014: $9m).

32	Financial risk management activities

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

Managing risk in the group

Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group’s counterparties.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32	Financial risk management activities (continued)

Figures in millions	2016	2015	2014
	US Dollars
Non-hedge derivatives
Loss (gain) on non-hedge derivatives and other commodity contracts is summarised as follows:
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	18	(7)	15
Loss (gain) on non-hedge derivatives and other commodity contracts per the income statement from continuing operations	18	(7)	13
Gain on non-hedge derivatives and other commodity contracts per the income statement from discontinued operations	-	-	2

Net open hedge position as at 31 December

The group had no outstanding commitments against future production potentially settled in cash.

Interest rate and liquidity risk

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 23 and 33).

The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2016	million	Effective rate %	million	Effective rate %	million	Effective rate %	million	Effective rate %	million
Trade and other payables	596		-		-		-		596
Borrowings	127		287		1,155		1,513		3,082
- In USD	100	5.4	100	5.4	1,023	5.5	1,449	5.5	2,672
- AUD in USD equivalent	16	5.4	89	5.3	119	6.0	43	6.8	267
- ZAR in USD equivalent	11	8.9	98	8.9	13	11.2	21	14.0	143
2015
Trade and other payables	503		-		-		-		503
Borrowings	211		216		1,912		1,581		3,920
- In USD	140	5.8	140	5.8	1,767	5.9	1,507	5.5	3,554
- AUD in USD equivalent	11	5.2	68	5.2	66	6.2	51	6.8	196
- ZAR in USD equivalent	60	8.2	8	8.1	79	8.7	23	11.8	170
2014
Financial guarantees(1)	9		-		-		-		9
Trade and other payables	686		-		-		-		686
Borrowings	373		507		775		3,681		5,336
- In USD	253	6.6	306	6.6	614	6.8	3,645	6.8	4,818
- AUD in USD equivalent	12	4.8	128	4.8	148	4.8	-	-	288
- ZAR in USD equivalent	108	7.8	73	8.5	13	10.6	36	11.1	230

(1)	Not included in the statement of financial position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32	Financial risk management activities (continued)

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

The combined maximum credit risk exposure of the group is as follows:

Figures in millions	2016	2015	2014
	US Dollars
Other investments	79	61	79
Trade and other receivables	46	42	80
Cash restricted for use (note 20)	55	60	51
Cash and cash equivalents (note 21)	215	484	468
Total financial assets	395	647	678
Financial guarantees	-	-	9

Trade and other receivables, generally constituting indirect taxes recoverable from government entities that are past due but not impaired totalled $67m (2015: $43m; 2014: $61m). Other receivables that are impaired totalled nil (2015: $6m; 2014: $1m) and other investments that are impaired totalled nil (2015: nil; 2014: $2m).

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group’s other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollars million	2016		2015		2014
Financial assets
Other investments (note 17)	130	132	92	93	126	128

Financial liabilities
Borrowings (note 23)	2,178	2,203	2,737	2,425	3,721	3,606

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32	Financial risk management activities (continued)

Fair value of financial instruments (continued)

Type of instrument (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade and other receivables and trade and other payables

The carrying amounts of these items approximate fair value due to their short term nature.

Investments and other non-current assets

Listed equity investments classified as available-for-sale are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost. Unlisted investments are carried at cost which approximate fair value given their short term nature.

Borrowings

The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Fair value hierarchy

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

The following table sets out the group’s financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value on a recurring basis

Figures in millions	Level 1	Level 2	Level 3	Total
US Dollars		2016
Available-for-sale financial assets
Equity securities	51	-	-	51

US Dollars		2015
Available-for-sale financial assets
Equity securities	30	-	-	30

US Dollars		2014
Available-for-sale financial assets
Equity securities	47	-	-	47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32	Financial risk management activities (continued)

Sensitivity analysis

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2016 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

	Change in interest rate basis points	Change in interest amount in currency million	Change in interest amount US dollars million
	2016
Financial liabilities
ZAR denominated	150	18	1
AUD denominated	100	2	1
USD denominated	100	1	1

A change of 100 basis points in financial assets results in less than a $1m change in the interest amount.

	Change in interest rate basis points	Change in interest amount in currency million	Change in interest amount US dollars million
	2015
Financial assets
USD denominated	100	2	2
ZAR denominated	150	5	-
BRL denominated	250	2	1

Financial liabilities
ZAR denominated	150	26	2
AUD denominated	100	1	1
USD denominated	100	2	2

	Change in interest rate basis points	Change in interest amount in currency million	Change in interest amount US dollars million
	2014
Financial assets
USD denominated	100	3	3
ZAR denominated	150	2	-
BRL denominated	250	1	-

Financial liabilities
ZAR denominated	150	28	2
AUD denominated	100	3	3
USD denominated	100	1	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32	Financial risk management activities (continued)

Sensitivity analysis (continued)

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total $m	Change in exchange rate	Change in borrowings total $m	Change in exchange rate	Change in borrowings total $m
	2016		2015		2014
Borrowings
ZAR denominated (R/$)	Spot (+R1.50)	(10)	Spot (+R1.50)	(12)	Spot (+R1.50)	(21)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(15)	Spot (+AUD0.1)	(11)	Spot (+AUD0.1)	(19)
ZAR denominated (R/$)	Spot (-R1.50)	13	Spot (-R1.50)	14	Spot (-R1.50)	28
AUD denominated (AUD/$)	Spot (-AUD0.1)	18	Spot (-AUD0.1)	12	Spot (-AUD0.1)	23

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33	Capital management

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

During April 2010, the group issued two rated bonds fully and unconditionally guaranteed by AngloGold Ashanti Ltd. The issuance consisted of a 10 year ($700m) bond with a semi-annual coupon of 5.375% per annum, and a 30 year ($300m) bond with a semi-annual coupon of 6.50% per annum. Unless the company redeems the bonds earlier, the bonds will mature on 15 April 2020 and 15 April 2040 respectively.

During April 2011 AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE. The DMTNP permits the group to access the South African debt capital market for funding required. During December 2016, the floating rate bond (3 month JIBAR + 1.75%), that AngloGold Ashanti has issued under its DMTNP, matured and was repaid in full. This bond was the only remaining issuance under the DMTNP and as at 31 December 2016, there were no outstanding issuances under the DMTNP.

During July 2012, the group entered into a $750m rated bond. Semi-annual coupons are paid at 5.125% per annum. The bonds are dollar based and unless the company redeems the bonds, earlier they are repayable on 1 August 2022. The notes are fully and unconditionally guaranteed by the group.

During December 2013, the group completed the following financing transactions:

•

the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF1.5bn) of R1.5bn ($109m) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.2% per annum. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in December 2018.

During July 2014, the group completed the following financing transactions:

•

A $1bn five-year revolving credit facility with a syndicate of lenders. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus 1.5%. The facility matures in July 2019. The interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen.

•

A five-year unsecured syndicated revolving credit facility of A$500m ($361m) with a group of banks which is currently charged at 2% above BBSY. The interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in July 2019.

During July 2015, the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF1.4bn) of R1.4bn ($102m) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.65% per annum. This facility, as well as the R1.5bn ZAR RCF facility, will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in July 2020.

During August 2016, the group completed the following financing transactions:

•	Three-year unsecured revolving credit facilities of $100m. Interest is currently charged at a margin of between 6.2% and 8% above LIBOR. The facilities mature in August 2019.

Amounts are converted to US dollars at year end exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33	Capital management (continued)

Gearing ratio (Net debt to Adjusted EBITDA)

Figures in millions	2016	2015	2014
	US Dollars
Borrowings (note 23)	2,178	2,737	3,721
Corporate office lease (note 23)	(15)	(15)	(22)
Unamortised portion of the convertible and rated bonds	23	21	28
Cumulative fair value adjustment on $1.25bn bonds	-	(9)	(75)
Cash restricted for use (note 20)	(55)	(60)	(51)
Cash and cash equivalents (note 21)	(215)	(484)	(468)
Net debt	1,916	2,190	3,133

The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.

Adjusted EBITDA
Profit on ordinary activities before taxation	269	257	170
Add back:
Finance costs and unwinding of obligations (note 7)	180	245	276
Interest received (note 3)	(22)	(28)	(24)
Amortisation of tangible and intangible assets (note 4)	809	777	783
Adjustments:
Exchange loss	88	17	7
Fair value adjustment on issued bonds	(9)	(66)	17
Impairment and derecognition of assets	3	14	12
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	12	10	2
Retrenchments at mining operations (note 4)	14	11	24
Retrenchments and related costs at Obuasi	70	70	210
Net profit on disposal of assets	(4)	(1)	(23)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	(18)	7	(13)
Repurchase premium on settlement of $1.25bn bonds	30	61	-
Associates and joint ventures’ special items	(11)	(9)	(16)
Associates and joint ventures’ – adjustments for amortisation, interest, taxation and other	137	107	191
Adjusted EBITDA (as defined in the Revolving Credit Facility Agreements)	1,548	1,472	1,616
Gearing ratio (Net debt to Adjusted EBITDA)	1.24:1	1.49:1	1.94:1
Maximum debt covenant ratio allowed per the agreements	3.5:1	3.5:1	3.5:1

34	Recent development

•

On 21 February 2017, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 130 South African cents (assuming an exchange rate of ZAR13.10/$, the gross dividend payable per ADS is equivalent to 10 US cents).

•	On 22 February 2017, the South African Minister of Finance announced an increase in the South African dividend withholding tax rate from 15% to 20% of dividends declared.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). See Note 23 and Note 31. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America). The following is condensed consolidating financial information for the Company as of 31 December 2016, 2015 and 2014 and for the years ended 31 December 2016, 2015 and 2014, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Figures in millions (US dollars)	2016	2016	2016	2016	2016

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,110	3	3,141	-	4,254
Gold income	1,108	-	3,035	(58)	4,085
Cost of sales	(958)	-	(2,305)	-	(3,263)
Gain on non-hedge derivatives and other commodity contracts	-	-	18	1	19
Gross profit	150	-	748	(57)	841
Corporate administration, marketing and other income (expenses)	17	(6)	(3)	(69)	(61)
Exploration and evaluation costs	(14)	-	(119)	-	(133)
Other operating (expenses) income	(26)	2	(86)	-	(110)
Special items	54	(35)	29	(90)	(42)
Operating profit (loss)	181	(39)	569	(216)	495
Interest received	6	3	13	-	22
Exchange gain (loss)	1	(1)	(28)	(60)	(88)
Finance costs and unwinding of obligations	(18)	(131)	(31)	-	(180)
Fair value adjustment on $1.25bn bonds	-	9	-	-	9
Share of associates and joint ventures’ (loss) profit	(13)	2	30	(8)	11
Equity (loss) gain in subsidiaries	(61)	389	-	(328)	-
Profit before taxation	96	232	553	(612)	269
Taxation	(4)	-	(184)	(1)	(189)
Profit after taxation from continuing operations	92	232	369	(613)	80
Preferred stock dividends	(29)	-	(29)	58	-
Profit for the period	63	232	340	(555)	80
Allocated as follows:
Equity shareholders
- Continuing operations	63	232	323	(555)	63
Non-controlling interests
- Continuing operations	-	-	17	-	17
	63	232	340	(555)	80
Comprehensive income	250	234	388	(605)	267
Comprehensive income attributable to non-controlling interests	-	-	(17)	-	(17)
Comprehensive income attributable to AngloGold Ashanti	250	234	371	(605)	250

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2015	2015	2015	2015	2015

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,091	2	3,081	-	4,174
Gold income	1,063	-	2,991	(39)	4,015
Cost of sales	(995)	-	(2,299)	-	(3,294)
Loss on non-hedge derivatives and other commodity contracts	-	-	(7)	-	(7)
Gross profit	68	-	685	(39)	714
Corporate administration, marketing and other income (expenses)	3	(15)	(15)	(51)	(78)
Exploration and evaluation costs	(16)	-	(116)	-	(132)
Other operating expenses	(17)	-	(79)	-	(96)
Special items	(132)	(436)	65	432	(71)
Operating (loss) profit	(94)	(451)	540	342	337
Interest received	6	2	20	-	28
Exchange loss	(1)	(1)	(15)	-	(17)
Finance costs and unwinding of obligations	(21)	(196)	(28)	-	(245)
Fair value adjustment on $1.25bn bonds	-	66	-	-	66
Share of associates and joint ventures’ profit	11	1	77	(1)	88
Equity (loss) gain in subsidiaries	(26)	140	-	(114)	-
(Loss) profit before taxation	(125)	(439)	594	227	257
Taxation	59	(1)	(269)	-	(211)
(Loss) profit after taxation from continuing operations	(66)	(440)	325	227	46
Discontinued operations
Loss from discontinued operations	-	-	(116)	-	(116)
(Loss) profit after discontinued operations	(66)	(440)	209	227	(70)
Preferred stock dividends	(19)	-	(20)	39	-
(Loss) profit for the period	(85)	(440)	189	266	(70)
Allocated as follows:
Equity shareholders
- Continuing operations	(85)	(440)	290	266	31
- Discontinued operations	-	-	(116)	-	(116)
Non-controlling interests
- Continuing operations	-	-	15	-	15
	(85)	(440)	189	266	(70)
Comprehensive (loss) income	(448)	(477)	142	350	(433)
Comprehensive income attributable to non-controlling interests	-	-	(15)	-	(15)
Comprehensive (loss) income attributable to AngloGold Ashanti	(448)	(477)	127	350	(448)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2014	2014	2014	2014	2014

Condensed consolidating income statement
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,486	3	3,622	(1)	5,110
Gold income	1,564	-	3,658	(270)	4,952
Cost of sales	(1,225)	-	(2,747)	-	(3,972)
Gain on non-hedge derivatives and other commodity contracts	-	-	13	-	13
Gross profit	339	-	924	(270)	993
Corporate administration, marketing and other income (expenses)	23	25	(61)	(79)	(92)
Exploration and evaluation costs	(22)	-	(120)	-	(142)
Other operating expenses	(12)	-	(16)	-	(28)
Special items	97	(937)	(290)	870	(260)
Operating income (loss)	425	(912)	437	521	471
Dividends received	1	-	-	(1)	-
Interest received	4	3	17	-	24
Exchange gain (loss)	13	(1)	(19)	-	(7)
Finance costs and unwinding of obligations	(19)	(212)	(45)	-	(276)
Fair value adjustment on $1.25bn bonds	-	(17)	-	-	(17)
Share of associates and joint ventures’ (loss) profit	(31)	(3)	63	(54)	(25)
Equity (loss) gain in subsidiaries	(319)	14	-	305	-
Profit (loss) before taxation	74	(1,128)	453	771	170
Taxation	3	12	(240)	-	(225)
Profit (loss) after taxation from continuing operations	77	(1,116)	213	771	(55)
Discontinued operations
Profit from discontinued operations	-	-	16	-	16
Profit (loss) after discontinued operations	77	(1,116)	229	771	(39)
Preferred stock dividends	(135)	-	(135)	270	-
(Loss) profit for the period	(58)	(1,116)	94	1,041	(39)
Allocated as follows:
Equity shareholders
- Continuing operations	(58)	(1,116)	59	1,041	(74)
- Discontinued operations	-	-	16	-	16
Non-controlling interests
- Continuing operations	-	-	19	-	19
	(58)	(1,116)	94	1,041	(39)
Comprehensive (loss) income	(275)	(1,148)	176	991	(256)
Comprehensive income attributable to non-controlling interests	-	-	(19)	-	(19)
Comprehensive (loss) income attributable to AngloGold Ashanti	(275)	(1,148)	157	991	(275)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2016	2016	2016	2016	2016

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,160	-	2,951	-	4,111
Intangible assets	4	-	143	(2)	145
Investments in associates and joint ventures	2,109	3,478	1,338	(5,477)	1,448
Other investments	2	3	122	(2)	125
Inventories	-	-	84	-	84
Trade and other receivables	-	-	34	-	34
Deferred taxation	-	-	4	-	4
Cash restricted for use	-	-	36	-	36
	3,275	3,481	4,712	(5,481)	5,987
Current assets
Other investments	-	5	-	-	5
Inventories, trade and other receivables, intergroup balances and other current assets	429	912	1,153	(1,567)	927
Cash restricted for use	-	1	18	-	19
Cash and cash equivalents	44	32	139	-	215
	473	950	1,310	(1,567)	1,166

Total assets	3,748	4,431	6,022	(7,048)	7,153

EQUITY AND LIABILITIES
Share capital and premium	7,108	6,215	824	(7,039)	7,108
(Accumulated losses) retained earnings and other reserves	(4,393)	(3,765)	702	3,063	(4,393)
Shareholders’ equity	2,715	2,450	1,526	(3,976)	2,715
Non-controlling interests	-	-	39	-	39
Total equity	2,715	2,450	1,565	(3,976)	2,754

Non-current liabilities	496	1,799	1,344	-	3,639
Current liabilities including intergroup balances	537	182	3,113	(3,072)	760
Total liabilities	1,033	1,981	4,457	(3,072)	4,399

Total equity and liabilities	3,748	4,431	6,022	(7,048)	7,153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2015	2015	2015	2015	2015

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,030	-	3,028	-	4,058
Intangible assets	8	-	155	(2)	161
Investments in associates and joint ventures	2,002	3,627	1,338	(5,502)	1,465
Other investments	1	3	89	(2)	91
Inventories	-	-	90	-	90
Trade and other receivables	-	-	13	-	13
Deferred taxation	-	-	1	-	1
Cash restricted for use	-	-	37	-	37
Other non-current assets	18	-	-	-	18
	3,059	3,630	4,751	(5,506)	5,934
Current assets
Other investments	-	1	-	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	401	921	1,076	(1,556)	842
Cash restricted for use	1	2	20	-	23
Cash and cash equivalents	19	222	243	-	484
	421	1,146	1,339	(1,556)	1,350

Total assets	3,480	4,776	6,090	(7,062)	7,284

EQUITY AND LIABILITIES
Share capital and premium	7,066	6,108	824	(6,932)	7,066
(Accumulated losses) retained earnings and other reserves	(4,636)	(3,903)	895	3,008	(4,636)
Shareholders’ equity	2,430	2,205	1,719	(3,924)	2,430
Non-controlling interests	-	-	37	-	37
Total equity	2,430	2,205	1,756	(3,924)	2,467
Non-current liabilities	428	2,427	1,255	-	4,110
Current liabilities including intergroup balances	622	144	3,079	(3,138)	707
Total liabilities	1,050	2,571	4,334	(3,138)	4,817

Total equity and liabilities	3,480	4,776	6,090	(7,062)	7,284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2014	2014	2014	2014	2014

Condensed consolidating statement of financial position
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,315	-	3,548	-	4,863
Intangible assets	31	-	197	(3)	225
Investments in associates and joint ventures	2,372	3,710	1,297	(5,952)	1,427
Other investments	2	4	122	(2)	126
Inventories	-	-	636	-	636
Trade and other receivables	-	-	20	-	20
Deferred taxation	-	-	127	-	127
Cash restricted for use	-	-	36	-	36
Other non-current assets	25	-	-	-	25
	3,745	3,714	5,983	(5,957)	7,485
Current assets
Inventories, trade and other receivables, intergroup balances and other current assets	526	1,929	1,434	(2,723)	1,166
Cash restricted for use	1	-	14	-	15
Cash and cash equivalents	52	260	156	-	468
	579	2,189	1,604	(2,723)	1,649

Total assets	4,324	5,903	7,587	(8,680)	9,134

EQUITY AND LIABILITIES
Share capital and premium	7,041	6,108	824	(6,932)	7,041
(Accumulated losses) retained earnings and other reserves	(4,195)	(3,536)	1,161	2,374	(4,196)
Shareholders’ equity	2,846	2,572	1,985	(4,558)	2,845
Non-controlling interests	-	-	26	-	26
Total equity	2,846	2,572	2,011	(4,558)	2,871
Non-current liabilities	568	3,167	1,544	-	5,279
Current liabilities including intergroup balances	910	164	4,032	(4,122)	984
Total liabilities	1,478	3,331	5,576	(4,122)	6,263

Total equity and liabilities	4,324	5,903	7,587	(8,680)	9,134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2016	2016	2016	2016	2016

Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from (used by) operations	245	(11)	1,106	(38)	1,302
Net movement in intergroup receivables and payables	(8)	169	(163)	2	-
Dividends received from joint ventures	-	37	-	-	37
Taxation refund	3	-	9	-	12
Taxation paid	(4)	-	(161)	-	(165)
Net cash inflow from operating activities	236	195	791	(36)	1,186

Cash flows from investing activities
Capital expenditure	(171)	-	(535)	-	(706)
Expenditure on intangible assets	(2)	-	(3)	-	(5)
Proceeds from disposal of tangible assets	-	-	4	-	4
Other investments acquired	-	-	(73)	-	(73)
Proceeds from disposal of other investments	-	-	61	-	61
Investments in associates and joint ventures	-	-	(11)	-	(11)
Proceeds from disposal of associates and joint ventures	-	10	-	-	10
Net loans advanced to associates and joint ventures	-	(2)	(2)	-	(4)
(Acquisition) disposal of subsidiaries	(6)	(2)	2	6	-
Decrease in cash restricted for use	1	-	7	-	8
Interest received	2	-	12	-	14
Net cash (outflow) inflow from investing activities	(176)	6	(538)	6	(702)

Cash flows from financing activities
Proceeds from issue of share capital	-	6	-	(6)	-
Proceeds from borrowings	256	330	201	-	787
Repayment of borrowings	(291)	(951)	(91)	-	(1,333)
Finance costs paid	(11)	(145)	(16)	-	(172)
Bond settlement premium, RCF and bond transaction costs	-	(30)	-	-	(30)
Dividends paid	-	-	(15)	-	(15)
Intergroup dividends received (paid)	7	399	(406)	-	-
Net cash outflow from financing activities	(39)	(391)	(327)	(6)	(763)
Net increase (decrease) in cash and cash equivalents	21	(190)	(74)	(36)	(279)
Translation	4	-	(30)	36	10
Cash and cash equivalents at beginning of year	19	222	243	-	484
Cash and cash equivalents at end of year	44	32	139	-	215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2015	2015	2015	2015	2015

Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	44	(364)	1,115	455	1,250
Net movement in intergroup receivables and payables	131	1,036	(833)	(334)	-
Dividends received from joint ventures	-	57	-	-	57
Taxation refund	12	-	9	-	21
Taxation paid	(5)	(1)	(178)	-	(184)
Net cash inflow from operating activities from continuing operations	182	728	113	121	1,144
Net cash outflow from operating activities from discontinued operations	-	-	(5)	-	(5)
Net cash inflow from operating activities	182	728	108	121	1,139

Cash flows from investing activities
Capital expenditure	(194)	-	(470)	-	(664)
Expenditure on intangible assets	(2)	-	(1)	-	(3)
Proceeds from disposal of tangible assets	-	-	6	-	6
Other investments acquired	-	-	(86)	-	(86)
Proceeds from disposal of other investments	1	-	80	-	81
Investments in associates and joint ventures	-	-	(11)	-	(11)
Proceeds from disposal of associates and joint ventures	1	-	-	-	1
Net loans repaid by (advanced to) associates and joint ventures	2	(5)	-	-	(3)
Net proceeds from disposal of subsidiaries and investments	-	-	812	-	812
Cash in subsidiary disposed and transfers to held for sale	-	-	(2)	-	(2)
(Acquisition) disposal of subsidiary and loan	-	(1)	1	-	-
Increase in cash restricted for use	-	(2)	(15)	-	(17)
Interest received	6	3	16	-	25
Net cash (outflow) inflow from investing activities from continuing operations	(186)	(5)	330	-	139
Net cash outflow from investing activities from discontinued operations	-	-	(59)	-	(59)
Net cash (outflow) inflow from investing activities	(186)	(5)	271	-	80

Cash flows from financing activities
Proceeds from borrowings	120	300	1	-	421
Repayment of borrowings	(127)	(1,024)	(137)	-	(1,288)
Finance costs paid	(14)	(223)	(14)	-	(251)
Bond settlement premium, RCF and bond transaction costs	-	(61)	-	-	(61)
Dividends paid	-	-	(5)	-	(5)
Intergroup dividends received (paid)	-	247	(247)	-	-
Net cash outflow from financing activities from continuing operations	(21)	(761)	(402)	-	(1,184)
Net cash outflow from financing activities from discontinued operations	-	-	(2)	-	(2)
Net cash outflow from financing activities	(21)	(761)	(404)	-	(1,186)
Net decrease in cash and cash equivalents	(25)	(38)	(25)	121	33
Translation	(8)	-	112	(121)	(17)
Cash and cash equivalents at beginning of year	52	260	156	-	468
Cash and cash equivalents at end of year	19	222	243	-	484

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35	Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2014	2014	2014	2014	2014

Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from (used by) operations	344	(839)	931	907	1,343
Net movement in intergroup receivables and payables	(1)	419	437	(855)	-
Taxation refund	-	-	41	-	41
Taxation paid	(20)	(2)	(172)	-	(194)
Net cash inflow (outflow) from operating activities from continuing operations	323	(422)	1,237	52	1,190
Net cash inflow from operating activities from discontinued operations	-	-	30	-	30
Net cash inflow (outflow) from operating activities	323	(422)	1,267	52	1,220

Cash flows from investing activities
Capital expenditure	(222)	-	(622)	-	(844)
Expenditure on intangible assets	(5)	-	-	-	(5)
Proceeds from disposal of tangible assets	-	-	31	-	31
Other investments acquired	-	-	(79)	-	(79)
Proceeds from disposal of other investments	-	-	73	-	73
Investments in associates and joint ventures	-	(52)	(14)	1	(65)
Net loans (advanced to) repaid by associates and joint ventures	(43)	7	-	-	(36)
Dividends received	1	-	-	(1)	-
Net proceeds from disposal of subsidiaries and investments	105	-	-	-	105
Cash in subsidiary disposed and transfers to held for sale	-	-	2	-	2
(Acquisition) disposal of subsidiary and loan	(116)	(3)	3	116	-
Decrease in cash restricted for use	-	-	24	-	24
Interest received	4	3	14	-	21
Net cash outflow from investing activities from continuing operations	(276)	(45)	(568)	116	(773)
Net cash outflow from investing activities from discontinued operations	-	-	(170)	-	(170)
Net cash outflow from investing activities	(276)	(45)	(738)	116	(943)

Cash flows from financing activities
Proceeds from issue of share capital	-	114	-	(114)	-
Proceeds from borrowings	157	100	354	-	611
Repayment of borrowings	(171)	-	(584)	-	(755)
Finance costs paid	(14)	(205)	(27)	-	(246)
Bond settlement premium, RCF and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(17)	-	(17)
Intergroup dividends received (paid)	-	318	(318)	-	-
Net cash (outflow) inflow from financing activities from continuing operations	(28)	318	(592)	(114)	(416)
Net cash outflow from financing activities from discontinued operations	-	-	(5)	-	(5)
Net cash (outflow) inflow from financing activities	(28)	318	(597)	(114)	(421)
Net increase (decrease) in cash and cash equivalents	19	(149)	(68)	54	(144)
Translation	(6)	-	44	(54)	(16)
Cash and cash equivalents at beginning of year	39	409	180	-	628
Cash and cash equivalents at end of year	52	260	156	-	468

KIBALI (JERSEY) LIMITED

Consolidated Financial Statements for the Three Years Ended

31 December 2016

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

For the year ended 31 December 2016

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

The directors have elected to prepare the financial statements for the group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and include amounts based on judgements and estimates made by management.

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

These financial statements for the group were approved by the Board of Directors on 10 March 2017 and are signed on its behalf by:

/s/ Graham Shuttleworth

Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Kibali (Jersey) Limited

Jersey, Channel Islands

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited as of December 31, 2016, 2015 and 2014 and the consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kibali (Jersey) Limited at December 31, 2016, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ BDO LLP

BDO LLP

London, United Kingdom

10 March 2017

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 and 2014

	Note	2016 $’000	2015 $’000	2014 $’000
REVENUE
Gold sales		709 372	747 272	650 283
Other income	3	136	1 657	401
TOTAL INCOME		709 508	748 929	650 684

COSTS AND EXPENSES
Mining and processing costs	4	594 722	550 712	412 441
Royalties		32 976	30 196	23 321
Exploration and corporate expenditure	5	6 398	8 248	6 149
Other expenses	3	48 250	3 658	3 544
TOTAL COSTS		682 346	592 814	445 455

Finance income	6	4 735	4 818	4 349
Finance costs	6	(5 298)	(5 376)	(4 955)
Finance costs - net		(563)	(558)	(606)
Share of profits of equity accounted joint venture	25	129	268	155
PROFIT BEFORE INCOME TAX		26 728	155 825	204 778
Income tax credit / (expense)	7	22 962	(17 840)	(45 038)

PROFIT FOR THE PERIOD		49 690	137 985	159 740
OTHER COMPREHENSIVE INCOME/(EXPENSE)
Gain/(loss) on available for sale financial asset		13	(29)	(72)
Recycling of permanent losses on available-for-sale asset		-	3 173	-
TOTAL COMPREHENSIVE INCOME		49 703	141 129	159 668

PROFIT FOR THE PERIOD
Attributable to:
Owners of the parent		57 537	135 883	152 492
Non-controlling interest		(7 847)	2 102	7 248
		49 690	137 985	159 740
Attributable to:
Owners of the parent		57 550	139 027	152 420
Non-controlling interest		(7 847)	2 102	7 248
		49 703	141 129	159 668

The accompanying notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2016, 2015 and 2014

	Note	2016 $’000	2015 $’000	2014 $’000
NON-CURRENT ASSETS
Property, plant and equipment	8	2 068 306	2 012 303	1 868 137
Mineral properties	9	576 536	634 394	693 972
Long term ore stockpiles	12	43 771	43 162	72 594
Investment in equity accounted joint venture	25	142	289	20
Other investments in joint venture	25	28 830	31 086	31 516
Total investment in joint venture	25	28 972	31 375	31 536
Trade and other receivables	11	87 435	32 788	30 900
TOTAL NON-CURRENT ASSETS		2 805 020	2 754 022	2 697 139

CURRENT ASSETS
Inventories and ore stockpiles	12	72 505	78 598	61 732
Trade and other receivables	11	107 025	180 724	169 330
Available-for-sale financial asset	13	58	45	74
Cash and cash equivalents		18 865	21 373	20 908
TOTAL CURRENT ASSETS		198 453	280 740	252 044
TOTAL ASSETS		3 003 473	3 034 762	2 949 183

EQUITY AND LIABILITIES
EQUITY
Share capital	14	5	5	5
Share premium		2 493 612	2 493 612	2 493 612
Retained earnings		267 480	269 943	204 060
Other reserve		13	-	(3 144)
Equity attributable to owners of the parent		2 761 110	2 763 560	2 694 533
Non-controlling interest	15	19 777	27 624	25 522
TOTAL EQUITY		2 780 887	2 791 184	2 720 055

NON-CURRENT LIABILITIES
Loans and borrowings	16	46 929	51 747	55 133
Deferred tax liabilities	10	11 096	41 926	32 463
Provision for rehabilitation	17	21 163	15 533	15 341
TOTAL NON-CURRENT LIABILITIES		79 188	109 206	102 937

CURRENT LIABILITIES
Loans and borrowings	16	10 285	9 808	7 999
Trade and other payables	18	131 859	117 083	111 566
Current tax payable		1 254	7 481	6 626
TOTAL CURRENT LIABILITIES		143 398	134 372	126 191
TOTAL EQUITY AND LIABILITIES		3 003 473	3 034 762	2 949 183

The accompanying notes form part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AS AT 31 DECEMBER 2016, 2015 and 2014

$’000	Share Capital	Share Premium	Retained earnings	Other Reserves	Total equity attributable to owners of the parent	Non- Controlling Interest	Total Equity
Balance at 1 January 2014	4	2 390 689	51 568	(3 072)	2 439 189	18 274	2 457 463
Fair value movement on available-for-sale financial asset	-	-	-	(72)	(72)	-	(72)
Total other comprehensive expense	-	-	-	(72)	(72)	-	(72)
Net profit for the year	-	-	152 492	-	152 492	7 248	159 740
Total comprehensive income/(expense)	-	-	152 492	(72)	152 420	7 248	159 668
Shares issued to equity owners	1	102 923	-	-	102 924	-	102 924
Balance at 31 December 2014	5	2 493 612	204 060	(3 144)	2 694 533	25 522	2 720 055
Balance at 1 January 2015	5	2 493 612	204 060	(3 144)	2 694 533	25 522	2 720 055
Fair value movement on available-for-sale financial asset	-	-	-	(29)	(29)	-	(29)
Recycling of permanent losses on available-for-sale asset	-	-	-	3 173	3 173	-	3 173
Total other comprehensive income	-	-	-	3 144	3 144	-	3 144
Net profit for the year	-	-	135 883	-	135 883	2 102	137 985
Total comprehensive income	-	-	135 883	3 144	139 027	2 102	141 129
Dividends	-	-	(70 000)	-	(70 000)	-	(70 000)
Balance at 31 December 2015	5	2 493 612	269 943	-	2 763 560	27 624	2 791 184
Balance at 1 January 2016	5	2 493 612	269 943	-	2 763 560	27 624	2 791 184
Fair value movement on available-for-sale financial asset	-	-	-	13	13	-	13
Total other comprehensive income	-	-	-	13	13	-	13
Net profit/(loss) for the year	-	-	57 537	-	57 537	(7 847)	49 690
Total comprehensive income/(expense)	-	-	57 537	13	57 550	(7 847)	49 703
Dividends	-	-	(60 000)	-	(60 000)	-	(60 000)
Balance at 31 December 2016	5	2 493 612	267 480	13	2 761 110	19 777	2 780 887

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognised from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group’s cumulative accounting profits and losses since inception less dividends.

OTHER RESERVES

Other reserves comprises the group’s cumulative fair value movement on the available-for sale financial asset since inception in Kilo Goldmines Limited less amounts reclassified to profit and loss.

NON-CONTROLLING INTERESTS

The non-controlling interest represents the total carrying value of the 10% interest SA UNISARL (“SOKIMO”) has in Kibali Goldmines SA (“Kibali”), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 and 2014

	Note	2016 $’000	2015 $’000	2014 $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated by operations	23	272 950	369 658	329 644
Interest received		3 400	3 591	1 009
Finance cost paid		(4 637)	(4 198)	(4 727)
Dividends received from equity accounted joint venture	25	276	-	150
Income tax paid		(8 973)	(13 148)	(1 211)
Net cash flows generated by operating activities		263 016	355 903	324 865
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions of property, plant and equipment		(213 570)	(286 905)	(407 422)
Repayment of loan from equity accounted joint venture		2 555	423	-
Net cash outflows used in investing activities		(211 015)	(286 482)	(407 422)
CASH FLOWS RELATING TO FINANCING ACTIVITIES
Proceeds from issue of ordinary shares		-	-	102 924
Distribution of dividends		(52 000)	(70 000)	-
Decrease in loans and borrowings		(6 714)	(6 302)	(4 140)
Net cash (outflows)/inflows provided by financing activities		(58 714)	(76 302)	98 784
Net increase/(decrease) in cash and cash equivalents		(6 713)	(6 881)	16 227
Cash and cash equivalents at the beginning of the year		14 027	20 908	4 681
Cash and cash equivalents at the end of the year(i)		7 314	14 027	20 908
Cash and cash equivalents include the following for the purpose of the consolidated statement of cash flow:
Cash and cash equivalents		18 865	21 373	20 908
Bank overdrafts	18	(11 551)	(7 346)	-
Cash and cash equivalents		7 314	14 027	20 908

(i) The cash and cash equivalents balance in the 2015 cash flow statement has been re-presented to include the overdraft figure as per the calculation above.

The accompanying notes form part of these consolidated financial statements.

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

BASIS OF PREPARATION

The consolidated financial statements of Kibali (Jersey) Limited and its subsidiaries and joint venture have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB).

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

After reviewing the group’s and company’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group and company will not be a going concern for at least 12 months based on forecasts and available cash resources and available facilities.

NEW STANDARDS AND INTERPRETATIONS APPLIED

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to 1 January 2016 which have been adopted by the group for the first time this year, those with late dates have not been adopted. These have not had a material impact.

Effective period commencing on or after

IFRS 11	Amendment – Accounting for acquisition of interests in joint operations	1 Jan 2016

IAS 16 & IAS 38	Amendments – Clarification of acceptable methods of depreciation and amortisation	1 Jan 2016

IAS 27	Amendment – Equity method in separate financial statements	1 Jan 2016

IAS 1	Amendment – Disclosure initiative	1 Jan 2016

	Annual improvements to IFRSs (2012 – 2014 cycle)	1 Jan 2016

STANDARDS EFFECTIVE IN FUTURE PERIOD

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after 1 January 2017 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after

IFRS 9	Financial instruments	1 Jan 2018

IFRS 15	Revenue from contracts with customers	1 Jan 2018

IFRS 16	Leases	1 Jan 2019

IAS 12	Amendment – Recognition of deferred tax assets for unrealised losses	1 Jan 2017

IAS 7	Amendment – Disclosure initiative	1 Jan 2017

IFRS 2	Amendment – Classification and measurement of share based payment transactions	1 Jan 2018

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Management have completed an assessment of the existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements.

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognise all lease assets and liabilities on the balance sheet; recognise amortisation of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. Management are currently assessing the impact of this standard but as there are no material operating leases in the Group they do not expect the adoption to have a material impact on the statement of financial position.

IFRS 9 “Financial instruments” addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. Management are currently assessing the standard’s full impact.

CONSOLIDATION

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group’s returns; generally accompanying an interest of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests or other identifiable intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Acquisitions

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint ventures are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the group’s share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investment.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its joint ventures’ post-acquisition profits or losses are recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in a joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognise further losses, unless it has obligations to make or has made payments on behalf of the joint venture company. Unrealised gains on transactions between the group and its joint venture companies are eliminated to the extent of the group’s interest in the joint venture companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

The carrying value of the investment in joint venture is compared to the recoverable amounts whenever circumstances indicate that the net book value may not be recoverable. An impairment is recognised in the profit or loss to the extent that the carrying value exceeds the recoverable amount.

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

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

PROPERTY, PLANT AND EQUIPMENT

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure) are initially recorded at cost. Development of ore bodies includes the development cost of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Cost associated with underground development are capitalised when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortisation and impairment.

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

Commercial production

When a mine construction project is substantially complete and ready for its intended use the asset moves into the production stage, the capitalisation of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capitalisable costs related to subsequent mining asset additions or improvements, underground mine development or ore reserve development.

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

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Once determined that any portion of the production stripping costs should be capitalised, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalised, unless the direct costs of stripping activity can be separately identified in which case such costs are capitalised.

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

Depreciation of construction and development costs commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Impairment

The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is derived from the group’s weighted average cost of capital adjusted for asset specific factors as applicable. An impairment is recognised in the profit or loss to the extent that the carrying amount exceeds the assets’ recoverable amount. Only proven and probable reserves are used in the calculations and the models use the approved mine plan and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plan. The revised carrying amounts are depreciated in line with group accounting policies.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the profit or loss and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years.

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

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 1.52g/t with a marginal ore cut-off grade of 0.88g/t.

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LoM) processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which are to be milled as per the mine plan over the next twelve months, are classified as non-current in the statement of financial position.

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

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

INTEREST/BORROWING COSTS

Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment. Borrowing costs are capitalised as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalised during the year or during the prior year.

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

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, available for sale financial assets, loans to joint ventures and loans to minorities.

Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities.

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

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision and the discounted TVA is recognised in other expenses in the statement of comprehensive income.

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

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans and borrowings (including bank borrowings when applicable, loans from joint venture partners and related companies and finance leases)

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

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONTINGENT LIABILITIES

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

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

Where a significant portion of the risks and rewards of ownership are transferred the Group is required to account as though it were acting as a lessor in a finance lease. Hire purchase loans disclosed under receivables represent outstanding amounts due under finance lease arrangements less finance charges allocated to future periods.

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

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

DIVIDEND DISTRIBUTION

Dividend distribution to the company’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

OPEN CAST MINE STRIPPING

The group capitalises costs, associated with stripping activity, to expose the orebody, within mining assets. Judgement is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgement over the eligible costs. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgement as to the relevant section of the orebody for depreciation.

2.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

TVA (VALUE ADDED TAX)

Included in trade and other receivables (note 11) is a recoverable value added tax (TVA) balance (including recoverable TVA on fuel duty) of US$131.2 million (2015: US$137.4 million) (2014: US$112.2 million) owing by the fiscal authorities in the Democratic Republic of Congo (DRC).

The group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgements exist in assessing recovery of these receivables. Whilst the TVA balance is considered collectible uncertainty exists regarding the timing of receipt. Accordingly the receivable has been discounted by US$ 7.8 million (2015: Nil) (2014: Nil) which required estimates as to the timing of future receipts based on historical trends and the applicable discount rate thereon.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;
•	future production levels;
•	future commodity prices; including oil forecast at $60bbl (2015: $60bbl) (2014: $100bbl)
•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;
•

future gold prices – a gold price curve was used for the impairment calculations starting at a US$1 200/oz gold price (2015: US$1 150oz) (2014: US$1 250/oz) and increasing at an average of 2% per annum (2015: 1.5%) (2014: 3%). The gold price curve was determined after consideration of a range of forecast techniques and data sources.

•	a discount rate equivalent to 7.8% pre-tax (2015: 7.9%) (2014: 7.3%).
•	an inflation rate of 2% (2015: 1.5%) (2014: 2%).

A reduction in forward gold prices in excess of 17% or an increase in the discount rate to 13.6% is required to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves based on a US$1 000/oz gold price (2015: US$1 000/oz) (2014: US$1 000/oz).

CAPITALISATION AND DEPRECIATION

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 1 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

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

2.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Judgement is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 1 and during the prior year Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgement was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgement was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimisation calculation:

US$/oz	2016	2015	2014
Kibali	1 000	1 000	1 000

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

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2015: 2.25%) (2014: 2.0%) being the prevailing risk free interest rates. The majority of expenditure is expected to be incurred at the end of the mine life. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to Note 17. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of US$3.2 million (2015: US$1.8 million) (2014: US$1.6 million) on the provision for environmental rehabilitation, and an impact of US$0.2 million (2015: US$0.05 million) (2014: US$0.05 million) on the statement of comprehensive income.

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

2.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

3.	OTHER INCOME

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
From operating activities comprise:
Other income	136	-	24
Net foreign exchange gains	-	1 657	377

	136	1 657	401

The total other income is not considered to be part of the main revenue generating activities and as such the group presents this income separately from revenue.

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Other expenses
Management Fee	4 296	3 658	3 544
Net foreign exchange loss	36 134	-	-
Discounting provision	7 820	-	-

	48 250	3 658	3 544

The net foreign exchange loss primarily refers to the retranslation of TVA receivables (note 11) denominated in Congolese Francs which is translated into the US dollar functional currency of the subsidiary.

4.	MINING AND PROCESSING COSTS

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Mining and processing costs comprise:
Mine production costs	202 323	177 467	119 227
Movement in production inventory and ore stockpiles	(7 389)	8 234	(10 694)
Depreciation and amortisation	210 925	192 509	139 698
Other mining and processing costs	188 863	172 502	164 210

	594 722	550 712	412 441

5.	EXPLORATION AND CORPORATE EXPENDITURE

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Exploration and corporate expenditure comprise:
Exploration expenditure	2 748	3 132	4 298
Corporate expenditure	3 650	1 943	1 851
Recycling of permanent losses on available-for-sale asset	-	3 173	-

	6 398	8 248	6 149

6.	FINANCE INCOME AND COSTS

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Finance income comprise:
Bank Interest	15	19	21
Interest received – loans and receivables	4 720	4 799	4 328

Total finance income	4 735	4 818	4 349

Finance costs comprise:
Interest expense on finance lease	(4 482)	(4 800)	(4 711)
Interest expense on bank borrowings	(467)	(192)	(39)
Unwinding of discount on provisions for rehabilitation	(349)	(384)	(205)

Total finance costs	(5 298)	(5 376)	(4 955)

Net finance (costs)/income	(563)	(558)	(606)

7.	INCOME TAXES

		31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Current taxation		7 868	8 377	7 715
Deferred taxation	10	(30 830)	9 463	37 323

		(22 962)	17 840	45 038

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Profit before tax	26,728	155 825	204 778
Tax calculated at the DRC effective tax rate of 30%	8 018	46 748	61 433
Reconciling items:
Exempt income	(38 922)	(34 218)	(27 054)
Net capital allowances not deductible	-	(157)	(6)
Other permanent differences	74	(2 910)	2 950
Corporate tax at 1/100 from revenue	7 868	8 377	7 715

Taxation (credit) / charges	(22 962)	17 840	45 038

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. Kibali is required to pay a minimum of 1/100 (2015: 1/100) (2014: 1/100) of the company’s revenue which resulted in a minimum corporate tax of US$7.9 million (2015: US$8.4 million) (2014: US$7.7 million). Kibali have capital allowances for deduction against future mining income. Kibali (Jersey) Limited’s estimated tax losses carried forward at 31 December 2016 amounted to US$359.4million (2015: US$293.0 million) (2014: US$298.5 million) at the tax rate of 30%.

8.	PROPERTY, PLANT AND EQUIPMENT

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Mine properties, mine development costs and mine plant facilities and equipment cost
Cost
Balance at the beginning of the year	2 266 854	1 989 757	1 584 453
Additions	209 070	277 097	405 304

Balance at the end of the year	2 475 924	2 266 854	1 989 757

Accumulated depreciation
Balance at the beginning of the year	(254 551)	(121 620)	(30 878)
Depreciation charged for the year	(153 067)	(132 931)	(90 742)
Balance at the end of the year	(407 618)	(254 551)	(121 620)

Net book value	2 068 306	2 012 303	1 868 137

Long-lived assets and development costs

Included in plant and equipment are long-lived assets and development costs which are amortised on a units of production basis as detailed in note 2 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was US$1 997 million at 31 December 2016 (2015: US$1 939.6 million) (2014: US$1 793.0 million). The value of assets under construction included in plant and equipment that are not depreciated is US$507 million (2015: US$454.3 million) (2014: US$411.7 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was US$7.9 million at 31 December 2016 (2015: US$5.8 million) (2014: US$5.7 million).

Rehabilitation asset

A rehabilitation asset has been recognised in the period relating to the rehabilitation liability to the value of US$17.1 million (2015: US$13.0 million) (2014: US$14.0 million) (refer note 17). Depreciation of the rehabilitation asset began on 1 October 2013 when the group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Leased assets

The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer note 19):

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000

Finance Lease Mining Assets	46 153	53 908	56 146

KAS 1 Limited (KAS) is an asset leasing joint venture in which the group has a 50.1% interest. Together with DTP SA, the group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the group. Refer to notes 19, 25 and 26.

9.	MINERAL PROPERTIES

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Cost
At the beginning and end of the year	745 092	745 092	745 092
Amortisation
At the beginning of the year	(110 698)	(51 120)	(2 164)
Charge for the year	(57 858)	(59 578)	(48 956)

At the end of the year	(168 556)	(110 698)	(51 120)

Net book value	576 536	634 394	693 972

Mineral properties represent the amounts attributable to licence interest on the purchase of Moto Goldmines Limited (“Moto”) in 2009. The balance has been amortised over the life of mine on a unit of production basis since the group commenced commercial production on 1 October 2013.

10.	DEFERRED TAXATION

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	(41 926)	(32 463)	4 860
Statement of comprehensive income charge	30 830	(9 463)	(37 323)

At the end of the year	(11 096)	(41 926)	(32 463)

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	359 449	292 981	298 543
Accelerated capital allowances
Rehabilitation provision	(370 545)	(334 907)	(332 415)
Net deferred taxation (liability)/asset	-	-	1 409

	(11 096)	(41 926)	(32 463)

11.	TRADE AND OTHER RECEIVABLES

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000

Advances to contractors	6 070	5 238	4 545
Trade receivables	1 497	850	11 621
Prepayments and other receivables	24 239	37 501	31 716
Loan to SOKIMO (refer note 26)	17 381	16 046	14 814
Other loans	3 081	5 231	11 140
TVA receivables	131 214	137 369	112 239
Hire purchase loans	10 978	11 277	14 155

	194 460	213 512	200 230
Less: Non-current portion
Loan to SOKIMO	17 381	16 046	14 814
Other loans and receivables (including TVA receivables)	65 616	10 445	9 151
Hire purchase loans	4 438	6 297	6 935

	87 435	32 788	30 900

Current portion	107 025	180 724	169 330

11.	TRADE AND OTHER RECEIVABLES (CONTINUED)

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000

Gross hire purchase loans – minimum lease payments:
No later than 1 year	6 540	4 980	7 220
Later than 1 year and no later than 5 years	4 438	6 297	6 935
Later than 5 years	-	-	-

Gross investment on Hire purchase loans	10 978	11 277	14 155

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA balances have been discounted with a provision of $7.8m recognised. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The company does not hold any collateral as security. Refer to note 21 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable under the mining code once submissions are approved. The group continues to seek recovery of TVA in line with the mining code. Judgement exists in assessing recovery of this amount. See note 2 for further detail.

The loan to SOKIMO bears interest at 8%, the loan and interest will be repaid through future dividends.

The hire purchase loans, receivable from a contractor, bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years.

The balance of “other loans” includes loans to related parties of $1.1m (2015: Nil) (2014: $2.9m), these loans have no terms of repayment. See note 26 for further details. All non-current receivables are due after 12 months.

12.	INVENTORIES AND ORE STOCKPILES

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Gold on hand	16 041	5 385	6 306
Consumables stores	43 363	39 782	42 135
Ore stockpiles	52 332	70 874	77 398
Gold in process	4 540	5 719	8 487

	116 276	121 760	134 326
Less: Non-current portion
Ore stockpiles	43 771	43 162	72 594

Current portion	72 505	78 598	61 732

All inventory and ore stockpiles are stated at the lower of cost or net realisable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

13.	AVAILABLE-FOR-SALE FINANCIAL ASSET

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Balance at the beginning of the year	45	74	146
Fair value movement recognised in other comprehensive income	12	(20)	(11)
Exchange differences	1	(9)	(61)

Balance at the end of the year	58	45	74

14.	SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 10,000 (2015: 10,000) (2014: 10,000) for the total value of US$10 000 (2015: US$10 000) (2014: US$10 000). All issued shares are fully paid. The total number of issued shares at 31 December 2016 was 4,620 shares (2015: 4,620) (2014: 4,620).

Randgold Resources Limited (Randgold) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4,620 outstanding ordinary shares.

Refer to the Statement of Changes in Equity on page 6 for more detail on the annual movement of share capital and share premium.

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	5	5	4
Shares issued	-	-	1

Balance at the end of the year	5	5	5

15.	NON-CONTROLLING INTEREST

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Balance at the beginning of the year	27 624	25 522	18 274
Non-controlling interest in results of Kibali Goldmines SA	(7 847)	2 102	7 248

Balance at the end of the year	19 777	27 624	25 522

The non-controlling interest represents the 10% interest SOKIMO has in Kibali Goldmines SA which is a subsidiary of Kibali (Jersey) Limited.

16.	LOANS AND BORROWINGS

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Non-current
Finance lease liability (note 19)	46 707	51 530	54 917
Loan – Randgold (note 26)	222	217	216

	46 929	51 747	55 133
Current
Finance lease liability (note 19)	8 310	8 223	6 023
Loan – Randgold (note 26)	1 975	1 585	1 976

	10 285	9 808	7 999

Total loans and borrowings	57 214	61 555	63 132

Finance lease liability

The finance lease liability is due to KAS in respect of the equipment which has been transferred to the group under an instalment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the instalment sale agreement. The finance lease is secured by the leased assets. Refer note 8.

Loan – Randgold

Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Kibali (Jersey) Limited group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest.

17.	PROVISION FOR REHABILITATION

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Balance at the beginning of the year	15 533	15 341	8 210
Unwinding of discount	349	384	205
Change in estimates	5 281	(192)	6 926

Balance at the end of the year	21 163	15 533	15 341

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2015: 2.25%) (2014: 2%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2029 for the Kibali gold mine.

18.	TRADE AND OTHER PAYABLES

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Trade payables	57 590	61 193	49 053
Payroll and other compensations	1 813	2 240	2 075
Bank account in overdraft	11 551	7 346	-
Accruals and other payables	60 905	46 304	60 438

	131 859	117 083	111 566

Accruals and other payables include retention, in respect of contracts with suppliers, amounts of US$17.9 million (2015: US$16.0 million) (2014: US$18.6 million). Accruals and other payables include $8.0 million (2015: Nil) (2014: Nil) in respect of dividends declared but unpaid.

Trade and other payables are all due within a 120 days maximum.

19.	LEASES

The finance lease liability recognised is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an instalment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Gross finance lease liabilities – minimum lease payments:
No later than 1 year	12 979	12 100	10 249
Later than 1 year and no later than 5 years	42 239	52 968	40 135
Later than 5 years	13 344	13 381	32 531
Future finance charges	(13 545)	(18 696)	(21 975)

Present value of the finance lease liability	55 017	59 753	60 940

No later than 1 year	8 310	8 223	6 023
Later than 1 year and no later than 5 years	32 853	38 858	26 390
Later than 5 years	13 854	12 672	28 527

	55 017	59 753	60 940

20.	SEGMENTAL INFORMATION

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in the internal reports are determined on the basis of their significance to the group. In particular, the operating mine is reported as a separate segment. KAS joint venture is included within the corporate segment. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold through an agent.

21.	SEGMENTAL INFORMATION (continued)

Country of operation	DRC	Jersey
$’000	Kibali	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2016
Profit and loss
Total revenue	709 372	-	-	709 372
Mining and processing costs excluding depreciation	(385 295)	-	1 498	(383 797)
Depreciation and amortisation	(186 124)	(2 165)	(22 636)	(210 925)
Mining and processing costs	(571 419)	(2 165)	(21 138)	(594 722))
Royalties	(32 976)	-	-	(32 976)
Exploration and corporate expenditure	(6 270)	(128)	-	(6 398)
Other (expenses)/income	(47 200)	(713)	(72)	(47 985)
Finance costs	(154 288)	-	148 990	(5 298)
Finance income	1 345	14 599	(11 209)	4 735
Profit before income tax	(101 436)	11 593	116 571	26 728
Income tax expense	22 962	-	-	22 962
Net profit	(78 474)	11 593	116 571	49 690
Capital expenditure	208 708 808	362	-	209 070
Total assets	2 790 160	6 852 741	(6 639 428)	3 003 473
Total liabilities	(2 515 598)	(3 339 052)	6 077 236	(222 586)
Year ended 31 December 2015
Profit and loss
Total revenue	747 272	-	-	747 272
Mining and processing costs excluding depreciation	(358 872)	-	669	(358 203)
Depreciation and amortisation	(160 900)	(2 055)	(29 554)	(192 509)
Mining and processing costs	(519 772)	(2 055)	(28 885)	(550 712)
Royalties	(30 196)	-	-	(30 196)
Exploration and corporate expenditure	(4 211)	(4 037)	-	(8 248)
Other (expenses)/income	(2 861)	161	967	(1 733)
Finance costs	(149 710)	-	144 334	(5 376)
Finance income	1 245	14 750	(11 177)	4 818
Profit before income tax	41 767	8 819	105 239	155 825
Income tax expense	(20 750)	-	2 910	(17 840)
Net profit	21 017	8 819	108 149	137 985
Capital expenditure	274 952	2 145	-	277 097
Total assets	2 713 792	6 572 090	(6 251 120)	3 034 762
Total liabilities	(2 654 254)	(3 197 100)	5 607 776	(243 578)
Year ended 31 December 2014
Profit and loss
Total revenue	650 283	-	-	650 283
Mining and processing costs excluding depreciation	(272 743)	-	-	(272 743)
Depreciation and amortisation	(108 668)	(2 270)	(28 760)	(139 698)
Mining and processing costs	(381 411)	(2 270)	(28 760)	(412 441)
Royalties	(23 321)	-	-	(23 321)
Exploration and corporate expenditure	(4 461)	(1 720)	32	(6 149)
Other (expenses)/income	(4 121)	1 133	-	(2 988)
Finance costs	(123 486)	-	118 531	(4 955)
Finance income	1 125	14 402	(11 178)	4 349
Profit/(loss) before income tax	114 608	11 545	78 625	204 778
Income tax expense	(42 132)	-	(2 906)	(45 038)
Net profit/(loss)	72 476	11 545	75 719	159 740
Capital expenditure	404 630	674	-	405 304
Total assets	2 570 317	6 264 762	(5 885 896)	2 949 183
Total liabilities	(2 516 671)	(3 001 045)	5 288 588	(229 128)

21.	FINANCIAL RISK MANAGEMENT

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

  Foreign exchange and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, British pound, South African rand, Congolese Franc and Australian dollar). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2016, 2015 or 2014. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2016, 2015 and 2014. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
• Congolese Franc (CDF)	249	71	11
• Euro (EUR)	17	47	95
• South African rand (ZAR)	758	17	22
• British pound (GBP)	55	4	3
• Australian Dollar (AUD)	369	363	397

Trade and other receivables includes balances denominated in:
• Congolese Franc (CDF)	5	-	217
• Euro (EUR)	-	306	340
• South African rand (ZAR)	-	298	50
• British pound (GBP)	-	1	4
• Australian Dollar (AUD)	-	-	29

Trade and other payables includes balances denominated in:
• Euro (EUR)	(825)	(772)	(840)
• South African rand (ZAR)	(671)	(2 567)	(6 080)
• British pound (GBP)	-	(3)	(342)
• Australian Dollar (AUD)	(193)	(191)	(99)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balance is denominated in CDF and while not a financial instrument under IFRS 7 a movement of 10% in the year end rate would have an effect of $11.9m on the receivable.

21.	FINANCIAL RISK MANAGEMENT (continued)

	Closing exchange rate	Effect of 10% strengthening of US$’000 on net earnings and equity
At 31 December 2016
• Euro (EUR)	0.94868	(83)
• South African rand (ZAR)	13.71502	(67)

At 31 December 2015
• Euro (EUR)	0.91525	(47)
• South African rand (ZAR)	15.45369	(204)

At 31 December 2014
• Euro (EUR)	0.82262	(376)
• South African rand (ZAR)	11.6017	(703)

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

	Amount $’000	Effective rate for year%
Cash and cash equivalents:
All less than 90 days	18 865	0.08

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in the DRC. The gold produced is sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance of US$ 131 million (2015: US$137 million; 2014: US$112 million) (refer note 11) that was past due. Refer to note 2. This could result in credit risk for the group.

21.	FINANCIAL RISK MANAGEMENT (continued)

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group issue new shares (by way of funding from the joint venture partners) or will make use of intercompany loans Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the statement of financial position, plus net debt.

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Capital risk management
Total borrowings (note 16 and 18)	189 073	178 638	174 698
Less: cash and cash equivalents	(18 865)	(21 373)	(20 908)
Net debt	170 208	157 265	153 790
Total equity	2 780 887	2 791 184	2 720 055
Total capital	2 915 095	2 948 449	2 873 845
Gearing ratio	6%	5%	5%

Maturity analysis

The following table analyses the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected future interest payments
At 31 December 2016
Financial liabilities
Within 1 year in demand	131 859	10 285	3 974
Later than 1 year and no later than 5 years	-	46 929	8 693
After 5 years	-	-	878
Total	131 859	57 214	13 545

At 31 December 2015
Financial liabilities
Within 1 year in demand	117 083	9 808	2 461
Later than 1 year and no later than 5 years	-	39 075	12 430
After 5 years	-	12 672	3 805
Total	117 083	61 555	18 696

At 31 December 2014
Financial liabilities
Within 1 year in demand	111 566	7 999	4 531
Later than 1 year and no later than 5 years	-	26 606	13 325
After 5 years	-	28 527	4 119
Total	111 566	63 132	21 975

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the group’s financial instruments outstanding at 31 December 2016, 2015 and 2014. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying amount	Fair value
As at 31 December 2016
Categorised as level 1¹
Available-for-sale financial asset	Available for sale	58	58
As at 31 December 2015

Categorised as level 1¹
Available-for-sale financial asset	Available for sale	45	45
As at 31 December 2014

Categorised as level 1¹
Available-for-sale financial asset	Available for sale	74	74

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

23.	CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Profit before income taxation	26 728	155 825	204 778
Adjustments for:
Interest received	(4 735)	(4 818)	(4 349)
Finance cost	4 949	4 992	4 750
Share of profits of equity accounted joint venture	(129)	(268)	(155)
Depreciation and amortisation	210 925	192 509	139 698
Foreign exchange loss	36 134	-	-
Discounting provision on TVA	7,820	-	-
Recycling of permanent losses on available-for-sale asset	-	3 144	-
Unwinding of rehabilitation provision	349	384	205

	282 041	351 768	344 927
- Effects of changes in operating working capital items
- Receivables	(29 287)	(7 122)	(30 848)
- Inventories	5 484	12 565	(21 920)
Trade and other payables	14 712	12 447	37 485

Cash generated from operations	272 950	369 658	329 644

Non-cash items include a finance lease liability movement of US$4.7 million (2015: US$1.2 million) (2014: US$3.2 million), finance lease assets movement of US$6.6 million (2015: US$4.3 million) (2014: US$8.2 million), changes in rehabilitation provision estimates of US$5.2 million (2015: US$0.0 million) (2014: US$7.1 million) and dividends payable of US$8 million (2015: US$0.0 million) (2014: US$0.0 million).

24.	COMMITMENTS AND CONTINGENT LIABILITIES

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Capital expenditure contracted for at statement of financial position date but not yet incurred is:

Property, plant and equipment	21 456	27 385	35 872

25.	INVESTMENT IN JOINT VENTURE

Set out below is the summarised financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Summarised statement of financial position
Current assets
Cash and cash equivalents	1 167	1 222	789
Other current assets (excluding cash)	10 061	10 584	8 151
Total current assets	11 228	11 806	8 940
Other current liabilities (including trade payables)	(1 457)	(1 653)	(2 452)
Total current liabilities	(1 457)	(1 653)	(2 452)
Non-current
Assets	46 707	51 718	55 692
Financial liabilities	(56 195)	(61 295)	(62 140)
Net assets	283	576	40
Summarised statement of comprehensive income
Operating (loss)/profit	(21)	234	-
Interest income	4 489	4 802	4 733
Interest expense	(4 210)	(4 500)	(4 423)
Profit and total comprehensive income for the period	258	536	310
Dividends received from joint venture	550	-	300
Reconciliation of the summarised financial information presented to the carrying amount of the group’s interest in KAS joint venture
Opening net assets 1 January	576	40	30
Profit for the period	258	536	310
Dividends received	(550)	-	(300)
Closing Net assets	284	576	40
Interest in joint venture at 50.1%	142	289	20
Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	28 830	31 086	31 516
Carrying value	28 972	31 375	31 536

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

26.	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

	31 Dec 2016 $’000	31 Dec 2015 $’000	31 Dec 2014 $’000
Related party transactions
Management fee paid to Randgold	4 296	4 265	4 232
Refining fees to Rand Refinery (Pty) Limited	3 062	3 564	3 257
Interest received from SOKIMO	1 335	1 232	1 118
Shareholders interest received from KAS	2 105	2 254	2 222

Interest incurred to KAS on the finance lease liability	4 482	4 800	4 711

Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	1 497	850	11 621
Loan to SOKIMO	17 381	16 046	14 814
Loan to Randgold Resources Congo SPRL	45	-	340
Loan to Randgold	942	-	137
Loan to KGL Isiro SARL	1	21	2 316
Loan to Société des Mines de Loulo SA	-	3	-
Loan to Société des Mines de Tongon SA	76	3	-
Loan to Société des Mines de Gounkoto SA	32	32	-

Amounts included in other investment in joint venture owing by related parties
Loan to KAS	28 830	31 086	31 516

Amounts included in loans and borrowings owed to related parties
Loan from Randgold	(2 197)	(1 802)	(2 192)
Finance lease liability with KAS	(55 017)	(59 753)	(60 940)

SOKIMO has a 10% interest in Kibali Goldmines SA, a subsidiary of the group.

$709m (2015: $747m) (2014: $650m) of gold and silver was sold by Rand Refinery under the contract with Kibali Goldmines SA in which Rand Refinery is stated the agent. Rand Refinery are an associate of AngloGold Ashanti. Kibali Goldmines SA have incurred refining costs of $3.1m in the year (2015: $3.6m) (2014: $3.3m) payable to Rand Refinery.

It is the obligation of the joint venture parties, Randgold and AngloGold Ashanti, (joint venture partners) to fund the Group for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS is in respect of the equipment which has been transferred to the group under an instalment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS.

Refer to notes 11 and 16 for the details of loans to and from related parties.

27.	SUBSIDIARIES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the company and all of its subsidiaries and jointly controlled entities at 31 December 2016. There has been no change from the prior financial year ended 31 December 2015 (2014: none). The parent company, the principal subsidiaries and their interests are:

		% of interest	Country of incorporation and residence
Company	Kibali (Jersey) Ltd		Jersey
Subsidiary	Moto Goldmines Ltd	100%	Canada
Subsidiary	Border Energy (Pty) Ltd	100%	Australia
Subsidiary	Border Energy East Africa (Pty) Ltd	100%	Uganda
Subsidiary	Moto (Jersey) 1 Ltd	100%	Jersey
Subsidiary	Kibali 2 (Jersey) Ltd	100%	Jersey
Subsidiary	Kibali Coöperatief U.A	100%	Netherland
Subsidiary	0858065 B.C. Limited	100%	Jersey
Subsidiary	Moto Goldmines Australia Pty Ltd	100%	Australia
Subsidiary	Kibali Goldmines SA	90%	DRC
Jointly controlled entity	KAS 1 Limited	50.1%	Jersey

28.	SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure or adjustment occurred.

29.	OTHER INFORMATION

The company is a private company limited by shares, incorporated in Jersey with a registered office, 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands. The company’s principal activity is the operation of the Kibali gold mine in the DRC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED

/s/ Kandimathie Christine Ramon

Name	:	Kandimathie Christine Ramon
Title	:	Chief Financial Officer
Date	:	31 March 2017

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited as amended and in effect on 4 May 2016	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 May 2016

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

Exhibit 19.4.4.3	ZAR Revolving Credit Agreement dated 7 July 2015 with AngloGold Ashanti Limited as borrower and Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 29 March 2016

Exhibit 19.4.5	Employment contract of Srinivasan Venkatakrishnan – Chief Executive Officer with effect from 8 May 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 7 June 2013

Exhibit 19.4.5.1	Employment contract of Kandimathie Christine Ramon – Chief Financial Officer with effect from 1 October 2014	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 8 October 2014

Exhibit 19.4.6	Stock Purchase Agreement dated as of 8 June 2015, among AngloGold Ashanti North America Inc., a	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No.

Exhibit Number	Description	Remarks

Colorado corporation, AngloGold Ashanti USA Incorporated, a Delaware corporation, AngloGold Ashanti (Colorado) Corp., a Delaware corporation, GCGC LLC, a Colorado limited liability company, and Newmont Mining Corporation, a Delaware corporation, and AngloGold Ashanti Limited, a South African public company

001-14846) furnished to the Securities and Exchange Commission on 19 February 2016

Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 12 to the consolidated financial statements

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit 19.12.1	Certification of Srinivasan Venkatakrishnan as Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.12.2	Certification of Christine Ramon, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm

E - 4