Form 20-F
period 2017-12-31
ANGLOGOLD ASHANTI LTD
filed 2018-03-29
CIK 1067428

As filed with the Securities and Exchange Commission on 29 March 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 2054

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FINANCIAL YEAR ENDED 31 December 2017
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

Ordinary Shares of 25 ZAR cents each	410,054,615
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No ☒

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

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar, US$ or $ are to the lawful currency of the United States, references to € and Euro are to the lawful currency of the European Union, references to ARS and Argentinean peso are to the lawful currency of Argentina, references to AUD, Australian dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to Tsh are to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or Gh¢ are to the lawful currency of Ghana.
See “Item 3A: Selected financial data – Exchange rate information” for historical information regarding the US dollar/South African rand exchange rate. On 19 March 2018, the US dollar/South African rand exchange rate as reported by Reuters was R12.01/$1.00.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce”, which are not IFRS measures. An investor should not consider these items in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

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

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker, on an attributable basis. The key metrics are based on the attributable ounces, gold income, total cash costs, all-in costs and all-in sustaining costs from each operation and as a consequence includes our share of the total cash costs, all-in costs and all-in sustaining costs of our joint ventures that are accounted for on the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e. if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the World Gold Council’s Guidance Note on Non-GAAP Metrics - All-in Sustaining and All-In Costs.

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity accounted joint ventures and review the underlying operating results including total cash costs, all-in costs and all-in sustaining costs with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses, nor do we have a proportionate legal interest in each financial statement line item. Our use of total cash costs, all-in costs and all-in sustaining costs on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the non-GAAP measures on a basis consistent with our internal and external segmental reporting.

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to total cash costs, all-in sustaining costs and all-in costs for each of the three years ended 31 December 2015, 2016 and 2017 is presented herein. See “Item 5: Operating and Financial Review and Prospects—Total all-in sustaining costs, all-in costs and total cash costs”.

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

Modifying Factors: Modifying Factors’ are considerations used to convert Mineral Resource to Ore Reserve. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

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
Probable Ore Reserve: Ore Reserve for which quantity and grade are computed from information similar to that used for Proven Ore Reserve, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserve, is high enough to assume continuity between points of observation.

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
Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues

Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
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

All-in sustaining costs: During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on the “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. “All-in sustaining costs” is an extension of the existing “total cash cost” metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines, the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represent the group’s attributable share.

Capital expenditure: Total capital expenditure on tangible assets.
Effective tax rate: Current and deferred taxation charge for the year as a percentage of profit before taxation.
Non-sustaining capital expenditure: Capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
.

Rated bonds: The $700 million 5.375 percent bonds due 2020, $300 million 6.5 percent bonds due 2040 and the $750 million 5.125 percent bonds due 2022.
Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania), Australasia and the Americas (Argentina and Brazil).

Related party: Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions or if such parties are under common control.

Significant influence: The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.

Stay-in-business capital: Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

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

Total production costs: Total cash costs plus depreciation, depletion and amortisation, employee severance costs, rehabilitation and other non-cash costs. Corporate administration, exploration costs, other operating expenditure and costs reflected as special items are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

Currencies

$, US$, USD, US dollars or dollar	United States dollars
ARS	Argentinean peso
A$, Australian dollars or AUD	Australian dollars
BRL	Brazilian real
€ or Euro	European Euro
GHC, cedi or Gh¢	Ghanaian cedi
Tsh	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADR	American Depositary Receipt
ADS	American Depositary Share
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBBEE	Broad-Based Black Economic Empowerment
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
bn	Billion
CDI	Chess Depositary Interests
CHESS	Clearing House Electronic Settlement System
CLR	Carbon Leader Reef
CR	Crystalkop Reef
DMTNP	Domestic medium-term notes programme
DRC	Democratic Republic of the Congo
ERP	Enterprise resource planning
G or g	Grams
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards as issued by the IASB
JIBAR	Johannesburg Interbank Agreed Rate
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	JSE Limited (Johannesburg Stock Exchange)
King III and IV	The King Report on Corporate Governance for South Africa
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Squared kilometres
Koz	Thousand ounces
LIBOR	London Interbank Offer Rate
M or m	Metre or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
The Companies Act	South African Companies Act, No. 71 of 2008, as amended
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
US/USA/United States	United States of America
VR	Vaal Reef
VCR	Ventersdorp Contact Reef
XBRL	eXtensible Business Reporting Language

Note: Rounding of figures in this report may result in computational discrepancies.

PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended and as at 31 December 2017, 2016 and 2015 has been derived from, and should be read in conjunction with, the IFRS financial statements included under Item 18 of this annual report. The selected financial information for the years ended and as at 31 December 2014 and 2013 has been derived from the IFRS financial statements not included in this annual report.

	Year ended 31 December
	2017	2016	2015	2014	2013
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated income statement
Revenue	4,543	4,254	4,174	5,110	5,383
Gold income	4,356	4,085	4,015	4,952	5,172
Cost of sales	(3,582)	(3,263)	(3,294)	(3,972)	(3,947)
Gain (loss) on non-hedge derivatives and other commodity contracts	10	19	(7)	13	94
Gross profit	784	841	714	993	1,319
Corporate administration, marketing, other expenses and other income	(64)	(61)	(78)	(92)	(201)
Exploration and evaluation costs	(114)	(133)	(132)	(142)	(250)
Other operating expenses	(88)	(110)	(96)	(28)	(19)
Special items	(438)	(42)	(71)	(260)	(2,951)
Operating profit (loss)	80	495	337	471	(2,102)
Dividends received	—	—	—	—	5
Interest received	15	22	28	24	39
Exchange gain (loss)	(11)	(88)	(17)	(7)	14
Finance costs and unwinding of obligations	(169)	(180)	(245)	(276)	(293)
Fair value adjustment on issued bonds	—	9	66	(17)	307
Share of associates and joint ventures’ profit (loss)	22	11	88	(25)	(162)
Profit (loss) before taxation	(63)	269	257	170	(2,192)
Taxation	(108)	(189)	(211)	(225)	237
Profit (loss) after taxation from continuing operations	(171)	80	46	(55)	(1,955)
Discontinued operations
Profit (loss) from discontinued operations	—	—	(116)	16	(245)
Profit (loss) for the year	(171)	80	(70)	(39)	(2,200)

Allocated as follows
Equity shareholders
- Continuing operations	(191)	63	31	(74)	(1,985)
- Discontinued operations	—	—	(116)	16	(245)
Non-controlling interests
- Continuing operations	20	17	15	19	30
	(171)	80	(70)	(39)	(2,200)

Basic earnings (loss) per ordinary share (cents)	(46)	15	(20)	(14)	(568)
Earnings (loss) per ordinary share from continuing operations	(46)	15	8	(18)	(506)
Earnings (loss) per ordinary share from discontinued operations	—	—	(28)	4	(62)

Diluted earnings (loss) per ordinary share (cents)	(46)	15	(20)	(14)	(631)
Earnings (loss) per ordinary share from continuing operations	(46)	15	8	(18)	(571)
Earnings (loss) per ordinary share from discontinued operations	—	—	(28)	4	(62)
Dividend per ordinary share (cents)	10	—	—	—	10

	As at 31 December
	2017	2016	2015	2014	2013
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated balance sheet data
ASSETS
Non-current assets
Tangible assets	3,742	4,111	4,058	4,863	4,815
Intangible assets	138	145	161	225	267
Investments in associates and joint ventures	1,507	1,448	1,465	1,427	1,327
Other investments	131	125	91	126	131
Inventories	100	84	90	636	586
Trade, other receivables and other assets	67	34	13	20	29
Deferred taxation	4	4	1	127	177
Cash restricted for use	37	36	37	36	31
Other non-current assets	—	—	18	25	41
	5,726	5,987	5,934	7,485	7,404
Current assets
Other investments	7	5	1	—	1
Inventories	683	672	646	888	1,053
Trade, other receivables and other assets	222	255	196	278	369
Cash restricted for use	28	19	23	15	46
Cash and cash equivalents	205	215	484	468	648
	1,145	1,166	1,350	1,649	2,117
Non-current assets held for sale	348	—	—	—	153
	1,493	1,166	1,350	1,649	2,270
Total assets	7,219	7,153	7,284	9,134	9,674
EQUITY AND LIABILITIES
Share capital and premium	7,134	7,108	7,066	7,041	7,006
Accumulated losses and other reserves	(4,471)	(4,393)	(4,636)	(4,196)	(3,927)
Shareholders’ equity	2,663	2,715	2,430	2,845	3,079
Non-controlling interests	41	39	37	26	28
Total equity	2,704	2,754	2,467	2,871	3,107
Non-current liabilities
Borrowings	2,230	2,144	2,637	3,498	3,633
Environmental rehabilitation and other provisions	942	877	847	1,052	963
Provision for pension and post-retirement benefits	122	118	107	147	152
Trade, other payables and deferred income	3	4	5	15	4
Deferred taxation	363	496	514	567	579
	3,660	3,639	4,110	5,279	5,331
Current liabilities
Borrowings	38	34	100	223	258
Trade, other payables and deferred income	638	615	516	695	820
Bank overdraft	—	—	—	—	20
Taxation	53	111	91	66	81
	729	760	707	984	1,179
Non-current liabilities held for sale	126	—	—	—	57
	855	760	707	984	1,236
Total liabilities	4,515	4,399	4,817	6,263	6,567
Total equity and liabilities	7,219	7,153	7,284	9,134	9,674
Number of ordinary shares as adjusted to reflect changes in share capital	410,054,615	408,223,760	405,265,315	404,010,360	402,628,406
Share capital (exclusive of long-term debt and redeemable preference shares)	16	16	16	16	16
Net assets	2,704	2,754	2,467	2,871	3,107

Annual dividends

The table below sets forth the amounts of interim, final and total dividends declared in respect of the past five years in cents per ordinary share.

Year ended 31 December (1)	2017 (3)	2016	2015	2014	2013
South African cents per ordinary share	130	—	—	—	100

US cents per ordinary share(2)	10	—	—	—	10

(1)	During 2013, the Company changed the frequency of dividend payments to be dependent upon the board’s ongoing assessment of AngloGold Ashanti’s earnings.

(2)	Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

(3)
The dividend policy allows the Board, at its discretion, to declare an annual dividend to be based on 10 percent of the free cash flow generated by the business, before growth capital expenditure, for that financial year.

For further information on the company’s policy on dividend distributions, see “Item 8A: Consolidated Financial Statements and Other Information—Dividends”.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On 19 March 2018, the exchange rate between South African rands and US dollars as reported by Reuters was R12.01/$1.00.

Year ended 31 December (2)	High	Low	Year end	Average (1)
2013	10.51	8.47	10.49	9.63
2014	11.69	10.28	11.60	10.84
2015	15.87	11.36	15.53	12.77
2016	16.87	13.18	13.73	14.68
2017	14.46	12.25	12.36	13.30
2018(3)	12.45	11.54		11.98

(1)	The average rate of exchange on the last business day of each month during the year.

(2)	Based on the exchange rate as reported by Reuters.

(3)	Through to 19 March 2018.

Exchange rate information for the months of (1)	High	Low
September 2017	13.58	12.76
October 2017	14.23	13.26
November 2017	14.46	13.65
December 2017	13.73	12.25
January 2018	12.45	11.85
February 2018	12.16	11.54
March 2018 (2)	12.01	11.76

(1)	Based on the exchange rate as reported by Reuters.

(2)	Through to 19 March 2018.

3B.	CAPITALISATION AND INDEBTEDNESS

Not applicable.

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

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

AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulphuric acid.  The company’s current policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements.  The market prices for these commodities fluctuate widely.  These fluctuations are caused by numerous factors beyond the company’s control.  For example, the market price of gold may change for a variety of reasons, including:

•	speculative positions taken by investors or traders in gold;

•	monetary policies announced or implemented by central banks, including the U.S. Federal Reserve;

•	changes in the demand for gold as an investment ;

•	changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

•	changes in the supply of gold from production, divestment, scrap and hedging;

•	financial market expectations regarding the rate of inflation;

•	the strength of the U.S. dollar (the currency in which gold trades internationally) relative to other currencies;

•	changes in interest rates;

•	actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund (IMF);

•	gold hedging and de-hedging by gold producers;

•	global or regional political or economic events; and

•	the cost of gold production in major gold producing countries.

The market price of gold has been and continues to be significantly volatile. During 2017, the gold price traded from a low of $1,158.82 per ounce to a high of $1,348.80 per ounce, remaining well below a peak of $1,900 per ounce in September 2011. Between 1 January 2018 and 19 March 2018, the gold price traded between a low of $1,312.58 per ounce and a high of $1,358.09 per ounce. On 19 March 2018 the afternoon price for gold on the London Bullion Market was $1,316.56 per ounce. In addition to protracted declines such as the one experienced from 2011 through 2015, the price of gold is also often subject to sharp, short-term changes.

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

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-term strategic decisions.  Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A further sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment.  Mines with marginal headroom may be subject to decreases in value that are not temporary, which may result in impairment losses. See “-Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant.” The market value of gold inventory may be reduced and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold.  The use of lower gold prices in Ore Reserve estimates and life of mine plans could also result in material impairments of the company’s investment in mining properties or a reduction in its Ore Reserve estimates and corresponding restatements of its Ore Reserve and increased amortisation, reclamation and closure charges.

The spot price of uranium has been volatile in past years.  During 2017, the price varied between a low of approximately $19 per pound and a high of $27 per pound. On 19 March 2018, the spot price of uranium was $ 22 per pound.

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

The price of silver has also experienced significant fluctuations in past years.  During 2017, the price varied between a low of $15.58 per ounce and a high of $18.52 per ounce. On 19 March 2018, the price of silver was $16.30 per ounce.

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

From time to time, AngloGold Ashanti may implement currency hedges intended to reduce volatility in our foreign currency exposure.  Such hedging strategies may not be successful, and any of AngloGold Ashanti unhedged exchange payments will continue to be subject to market fluctuations.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results.  For example, based on average exchange rates received in 2017, the company estimates that a one percent strengthening of all of the South African rand, Brazilian real, the Argentinian peso or the Australian dollar against the U.S. dollar will, other factors remaining equal, result in an increase in total cash costs of approximately $6.0 per ounce.

The profitability of mining companies’ operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tyres, steel and mining equipment used or consumed in mining operations form a relatively large part of the operating costs and capital expenditure of any mining company.

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

The price of oil has fluctuated between $54 and $64 per barrel of Brent Crude in 2017. As of 19 March 2018, the price of oil was at $64 per barrel of Brent Crude.  AngloGold Ashanti estimates that for each U.S. dollar per barrel rise or fall in the oil price, other factors remaining equal, total cash costs of all its operations change by approximately $1.00 per ounce. The total cash costs of certain of the company’s mines, particularly Sadiola, Siguiri, Geita, Tropicana, Iduapriem and Kibali are most sensitive to changes in the price of oil. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction by governments of new levies. For example, in Tanzania, fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. The Minister of Finance and Economic Affairs revoked the Government Notice No. 480 of 2000, as from 1 July 2009. The notice applies to the excise duty exemption on fuel products granted to mining companies. While Anglogold Ashanti believes that this will not affect its status to claim exemption on fuel duty as the duty relief is protected by the Mine Development Agreement (MDA) there can be no assurance of protection under the MDA with respect to future changes to this or other duty exemptions. This has resulted in a cumulative cost impact at AngloGold Ashanti's Geita mine of approximately $25million.

Furthermore, the price of steel has also been volatile.  Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine.  For example, in 2016 the price of flat hot rolled coil (North American Domestic FOB) steel traded between $379 per tonne as of 1 January 2016 and $630 per tonne as of 29 June 2016. On 19 March 2018, the price of flat hot rolled coil (North American Domestic FOB) was $822 per tonne.

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

AngloGold Ashanti’s mining operations are substantially dependent upon electrical power generated by local utilities or by power plants situated at some of its operations.  The unreliability of these local sources of power can have a material adverse effect on the company’s operations, as large amounts of power are required for ventilation, exploration, development, extraction, processing and other mining activities on the company’s properties.

In South Africa, the company’s operations are dependent on electricity supplied by Eskom, a state-owned power generation company. Although other competitors in the renewable energy market have now entered the power supply market, the power supply is still channelled through the Eskom infrastructure. Electricity is used for most of our business and safety-critical operations, including cooling, hoisting and dewatering.  Loss of power can therefore impact production and employee safety, and prolonged outages could lead to flooding of workings and ore sterilisation.  In 2008, Eskom and the South African government declared a national emergency and warned that they could no longer guarantee the availability of electricity due to a national supply shortage which at the time was blamed on coal supply shortages, heavy rainfall and unplanned generation-set outages as a result of maintenance backlog and asset ages.  The entire country went into a programme of rolling blackouts and AngloGold Ashanti and other mining companies operating in South Africa were forced in late January until mid-March of 2008 to curtail power consumption which negatively impacted operational performance.

A warning of the “very high” risk of blackouts was reissued at the start of 2011 and each year until 2015.  On 20 February 2014, Eskom declared a power emergency pursuant to its regulatory protocols to protect the national electricity grid. The power emergency was caused by the loss of additional generating units, a 1,500MW reduction in imported electricity resulting from the failure of power lines at the Cahora Bassa hydro scheme in Mozambique and the extensive use of emergency reserves. Eskom alerted key industrial customers, including AngloGold Ashanti, asking them to reduce their load by a minimum of 10 percent during critical periods. Since February 2014, AngloGold Ashanti has reduced its electricity consumption in South Africa by more than 10 percent measured in Gigawatt hour usage. In November 2014, Eskom reintroduced a schedule of rolling blackouts, or “load shedding”. Although the last blackout was imposed in 2015, Eskom cannot guarantee that there will be no power interruptions in the future and the company's management expects that these interruptions may resume in the future. Since 2015, the company's South African region has been able to negotiate this period of load shedding with no impact on production due to curtailments using strict energy management and controls.

Since the beginning of 2017, the integrity of power supply to the company’s South African operations has improved due to Eskom's accelerated maintenance schedules and improved reliability as a result of reduced national demand for electricity.  The reduced demand is on the back of high tariff increases and the poor economic growth rates experienced over this period.

Eskom and the National Energy Regulator of South Africa (NERSA) recognise the need to increase electricity supply capacity, and a series of tariff increases and proposals have been enacted since 2010 to assist in the funding of this expansion.  In 2013, NERSA announced that Eskom would be allowed to increase electricity tariffs for the five-year period that began in April 2013 at an average yearly increase of 8 percent, which was half of that sought by the utility in its application.  However, in October 2014, NERSA granted a 12.69 percent increase in electricity prices with effect from April 2015. In early 2016, NERSA heard a second application from Eskom to increase tariffs and an increase of 9.4 percent was granted, effective 1 April 2016. A lower increase of 2.2 percent was approved in February 2017, effective 1 April 2017, but greater tariff increases are expected to be imposed in future years. In June 2017, Eskom announced to consumers that it was aiming for a 19.9 percent tariff increase for 2018 on the back of lower sales and higher costs. On 18 December 2017, after a series of public hearings into the request from Eskom, NERSA rejected their application and granted them an increase of only 5.23 percent stating that Eskom needed to change its operating model and reduce costs for the benefit of the South African economy.

There can be no assurance as to the existence or nature of any government intervention with respect to tariff increases in the future.  Other difficulties at Eskom, relating to a large financial deficit, may result in additional tariff increases.

Additionally, Eskom has been mired in allegations of corruption and is the subject of a parliamentary investigation which has implicated a number of its highest ranking executives. It is also running out of working capital, according to reports. As energy represents a large proportion of the company's operating costs in South Africa, these tariff increases have had, and any future increases will have, a materially adverse impact on the total cash costs of its South Africa operations

The company has also identified a risk of energy shortages in Ghana and Brazil.  The company’s mining operations in Ghana depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema.  AngloGold Ashanti negotiates rates directly with the VRA to power the Obuasi mining operations and the VRA may not agree to a satisfactory rate during future rounds of negotiations. AngloGold Ashanti procures electricity for Iduapriem from the Electricity Company of Ghana (ECG) which is supplied by the VRA.

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

The company’s mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel are delivered by road.  Power supplies in these countries have been disrupted in the past, resulting in production losses due to equipment failure.

Increased energy prices could negatively impact operating costs and cash flow of AngloGold Ashanti’s operations.

Global economic conditions could adversely affect the profitability of operations.

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. Despite signs of economic recovery in certain geographic markets, global economic conditions remain fragile with significant uncertainty regarding recovery prospects, levels of recovery and long-term economic growth effects. Concerns remain regarding the sustainability and future of the European Monetary Union and its common currency, the Euro, in their current form, particularly following the vote in favour of the United Kingdom’s exit from the European Union in June 2016 and the official triggering by the British Prime Minister, Theresa May, of the "Brexit" process in March 2017 and the uncertainty of the resulting terms of the withdrawal and subsequent negotiations. Concerns also exist regarding the negative impacts of the downgrade of the sovereign credit rating of the Republic of South Africa in recent years.

On 24 November 2017, S&P Global downgraded South Africa’s credit rating to full sub-investment grade, while its counterpart Moody’s placed the country on review for downgrade. S&P’s announcement followed a similar announcement by Fitch, affirming South Africa’s rating at sub-investment grade on 23 November 2017. Moody’s decision to put South Africa on review, rather than downgrade it outright, means that South Africa can remain in key global bond indices such as the Citigroup World Bond Index (WGBI). Moody’s held South Africa local and foreign issued debt on the cusp of investment and sub-investment grade. Membership in the WGBI requires that at least Moody’s or S&P Global rates a country’s local currency rating as investment grade. Moody's on 23 March 2018 affirmed South Africa's investment-grade credit rating at Baa3 and revised its credit outlook to stable from negative.

These conditions and other disruptions to international credit markets and financial systems caused a loss of investor confidence and resulted in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Although aggressive measures taken by governments, the private sector and central banks have resulted in a modest economic recovery since 2012, any such recovery may remain limited in geographic scope. A significant risk also remains that this recovery could be slow or that the global economy could quickly fall back into an even deeper and longer lasting recession or even a depression. In 2014 and 2015, the credit ratings of some of the largest South African banks were downgraded by major credit rating agencies. Any significant weakening of the South African banking system could have a negative effect on the overall South African economy including the results of the company's South African operations.

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

•	a reduction in the availability of credit, which may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly;

•	exposure to the liquidity and insolvency risks of the company’s lenders and customers; and

•	impairment of operations.

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

Of particular concern is the inflation rate in Argentina which increased from an average of 10 percent in 2012 to 40.5 percent in 2016. Using IMF data, AngloGold Ashanti has determined that Argentina was not highly inflationary at 17.8 percent for the year ended 31 December 2017. If inflation reaches highly inflationary levels, social unrest and union activity may increase in Argentina, and this may have an adverse effect on AngloGold Ashanti’s operational costs and results of operation in that country.

Mining companies face many risks related to the development of mining projects that may adversely affect the company’s results of operations and profitability.

Development of AngloGold Ashanti’s mining projects may be subject to unexpected problems and delays that could increase the development and operating costs of the relevant project. In addition, a decrease in budgets relating to current or medium-term exploration and development could increase the company's development and operating costs in the long-term.

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

The remote location of many mining properties, permit requirements and delays in the issuance of the necessary permits, third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction. New mining operations could experience unexpected problems and delays during the development, construction, commissioning and commencement of production.

For example, AngloGold Ashanti may prove unable to successfully develop the La Colosa and Gramalote projects and the Nuevo Chaquiro deposit that is part of the Quebradona project in Colombia as well as other potential exploration sites due to difficulties that could arise in relation to, for example, social and community opposition, litigation and governmental regulatory or administrative proceedings, the classification of land covered by mining titles as an environmentally-protected area, ore body grades, definition of adequate Ore Reserve and Mineral Resource and the time taken to prove project feasibility that could result in the expiry of permits. See “-Mining companies are subject to extensive environmental laws and regulations” and “Item 8A: Legal Proceedings - Colombia”.

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

These estimates depend on assumptions made based on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available sampling results. For example, in February 2018, AngloGold Ashanti announced the maiden Ore Reserve for the Gramalote project, following the completion of an enhanced pre-feasibility study. No assurance can be given that Ore Reserve estimates or other estimates are accurate or that the indicated levels of gold, uranium or other mineral will be produced. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Ore Reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortisation rates, asset carrying amounts and/or provisions for closure, restoration and environmental rehabilitation costs.

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

As a result of these uncertainties and declining grades, the company’s exploration and acquisitions may not result in the expansion or replacement of current production, the maintenance of its existing Ore Reserve net of production or yield an increase in Ore Reserve. AngloGold Ashanti’s results of operations and financial condition are directly related to the success of its exploration and acquisition efforts and the ability to replace or increase the existing Ore Reserve as it is depleted. If the company is not able to maintain or increase its Ore Reserve, its results of operations as well as its financial condition and prospects could be adversely affected.

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

Older mines in the South African region have started to reach the end of their economic lives, several decades after production started. These mines face various systemic challenges, including near-depletion of Ore Reserve, increasing depth and distance from central infrastructure, declining production profiles, and cost escalation that has continued to outpace both inflation and a subdued gold price. The cost performance of certain operations, notably TauTona and Kopanang, has clearly demonstrated these challenges, with all-in sustaining costs for 2017 of $2,242/oz and $1,593/oz respectively. This compared with an average annual gold price over that period of $1,258/oz. Both mines also sustained significant operating losses through 2017. In 2017, TauTona was placed in orderly closure and the sale of Kopanang was announced, with the transaction concluding subsequent to year end.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimising the incidence and impact of seismic activity, seismic events have caused death and injury to employees and contractors as well as safety-related stoppages and may do so in the future.

Seismic activity may also cause a loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental pollution and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, three rock burst accidents occurred at Mponeng mine during the last quarter of 2017, resulting in four employee fatalities in addition to production losses due to stoppages. The total production loss associated with the three incidents is approximately 14,000m2 (approximately 800 kg of gold with an approximate value of $36 million).

In the past, floods have also disrupted the operations of some of the company’s mines. For example, unprecedented heavy rains in February and March 2011 in Australia flooded the Sunrise Dam Gold Mine and forced a temporary shutdown of operations. The flood impacted underground production for approximately four months and open pit production for approximately six months. Despite the shutdown, full costs were incurred as the mining contractors worked on remedial activities to repair damage and rehabilitate flooded areas. The considerable remedial work required adversely impacted cash costs per ounce and the impact of the flood event and the pit wall failure together significantly reduced planned production at the plant.

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

AngloGold Ashanti’s mining operations are subject to extensive health and safety laws and regulations in every jurisdiction in which it operates. These laws and regulations are, along with international and industry standards, designed to protect and improve the safety and health of employees and require the company to undertake and fund extensive compliance measures.

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

In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, so-called “Section 54 safety stoppages” have become a significant issue as an enforcement mechanism used by the Department of Mineral Resources Mining Inspectorate whose inspectors routinely issue such notices. For example, in 2017, 80 notices were issued that had a material adverse impact on production at the company’s mines. Section 54 safety stoppages resulted in the estimated direct loss of 47,100, 78,887, 73,208 and 11,324 ounces of gold production from the South African region operations during 2014, 2015, 2016 and 2017 respectively.

AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs to address violations or liabilities, investor divestment and loss of “social licence to operate”, and could adversely impact AngloGold Ashanti's financial condition.

As a result of public concern about the perceived ill effects of economic globalisation, businesses in general and large multinational mining corporations in particular face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that whilst they seek a satisfactory return on investment for shareholders, human rights are respected and other social partners, including employees, host communities and more broadly, the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have, or have, a high impact on their social and physical environment. The enhanced usage and scale of social media and other web-based tools to publish, share and discuss user-generated content further increases the potential spread and force of public scrutiny. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in additional operating costs to address actual or perceived shortcomings, reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal.

Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. As the impacts of dust generation, waste storage, water pollution or water shortages may be immediate and directly adverse to those communities, poor environmental management practices, or, in particular, adverse changes in the supply or quality of water can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, following the outcome of the plebiscite held on 26 March 2017 in the Colombian municipality of Cajamarca, which hosts the company’s La Colosa exploration site, AngloGold Ashanti’s management has taken the decision to pause much of the current fieldwork around the project pending a study of the community’s opposition to the project on AngloGold Ashanti’s planned future investment. In the meantime, AngloGold Ashanti will continue the necessary engagement with all stakeholders to build consensus around the creation of a modern, environmentally responsible gold-mining industry in Colombia.

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

Mining operations must be designed to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations or by relocating the affected people to an agreed location. Responsive measures may also include the full restoration of the livelihoods of those impacted. In addition, AngloGold Ashanti is obliged to comply with the terms and conditions of all the mining rights it holds. In this regard the Social and Labour plan provisions of its mining rights in South Africa must make provision for local economic development (LED) programmes. The LED programmes must take into account the key economic activities of the area in which AngloGold Ashanti operates its mines, the impact its mines will have on the local and labour-sending communities, various infrastructure and poverty eradication projects its mines may be supporting in connection with integrated development plans in the areas its mines operate and also must provide for measures that assist in addressing housing and living conditions of its employees.

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

Closure of a mine could trigger or accelerate obligations, including the conduct of environmental rehabilitation activities and/or to address historical impacts on environmental quality in the area surrounding the mine. Costs incurred by the company in excess of AngloGold Ashanti’s existing provisions for such matters, or on a more accelerated or compressed timeline than currently anticipated, and the timing thereof could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

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

For example, in Colombia, various plaintiffs, including the government and various associations that represent local communities, brought legal proceedings against AngloGold Ashanti Colombia S.A. (AGAC) alleging that AGAC violated applicable environmental laws in connection with the La Colosa project. In one such proceeding, AGAC filed an action against the Colombian Department of the Environment, Housing and Territorial Development (DoE) after the DoE issued a fine of $70,000 against the company. Following a series of appeals, in January 2017 the appellate court reinstated the fine against the company. Although the amount of the fine is not significant, the finding that the company breached environmental laws could be used as the basis for legal action by the government that could prohibit AGAC from doing business with the Colombian government for a period of five years. As a result, AGAC’s three core concession contracts relating to the La Colosa project may be cancelled. AGAC would be required to abandon the La Colosa project and all other existing mining concession contracts and pending proposals for new mining concession contracts of AGAC, though not those of other companies of the AngloGold Ashanti group operating in Colombia. AGAC is currently evaluating its options with respect to this matter. Separately, in October 2016, Tolima’s Administrative Court ordered that a technical study be prepared by April 2017 to determine whether the La Colosa project presents a “threat” to the environment during its exploration phase. In December 2017, Ibaque's Third Administrative Court ordered a similar technical study. AGAC is in the process of appealing these orders, but if such threat is determined to exist, certain activities at La Colosa may be suspended. See “Item 8A: Legal Proceedings”.

In addition, unknown environmental hazards may exist on the company's properties which may have been caused by previous owners or operators. An incident at AngloGold Ashanti's operations could lead to the imposition of legal obligations, including the remediation of environmental contamination and claims for property damage and personal injury from adjacent communities. Incidents at AngloGold Ashanti's operations, or other mining companies' operations, could result in the tightening of regulatory requirements and restrictions that are applicable to AngloGold Ashanti's mining operations. For example, brief gold processing stoppages after environmental incidents, such as pipeline failures or deficiencies in water management systems, have occurred at AngloGold Ashanti's Obuasi mine in Ghana.

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

For example, the use of hazardous materials in metallurgical processing remains under constant scrutiny. As there are few, if any, effective substitutes in extracting gold from the ore, any ban or material restrictions on the use of materials in mining operations in the jurisdictions where AngloGold Ashanti conducts its operations could adversely affect the company’s results of operations and financial condition. In addition, leaks or discharges of hazardous materials could result in liabilities for clean-up or personal injury that may not be covered by insurance.

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits that govern usage and require, amongst other things, that mining operations maintain certain water quality upon discharge. Water quality and usage are areas of concern globally, such as with respect to the company’s mining operations in Ghana and South Africa and its exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure by the company to secure access to suitable water supplies, or achieve and maintain compliance with applicable requirements of the permits or licenses, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by the company to comply with water contamination rehabilitation directives may result in further, more stringent, directives being issued against the company, which may, in some cases, result in a temporary or partial shutdown of some of the company’s operations.

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

Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the impacted areas. Estimates of the total ultimate closure, reclamation and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing infrastructure and facilities design and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations. For example, in South Africa, regulations require mining companies to make financial provisions for rehabilitation for at least 10 years. The Department of Environmental Affairs (DEA) postponed the compliance deadline for the National Environmental Management Act (NEMA) Financial Provisioning Regulations to February 2019 and acknowledged challenges identified by the industry in collaboration with the Chamber of Mines. The costs required to comply with these obligations and any similar ones enacted in other jurisdictions may have an adverse impact on the company’s financial condition.

AngloGold Ashanti’s provisions for decommissioning and for restoration (excluding joint ventures) totalled $851 million in 2014, $683 million in 2015 (following the sale of CC&V), $705 million in 2016 and $695 million in 2017.  Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information based on our commitments in terms of environmental legislation or agreements with government. Estimates notably relate to discount rates, which may vary due to changes in global economic assumptions, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities). Estimates may, however, be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows. Further, sudden changes in a life of mine plan or the accelerated closure of a mine may give rise to the recognition of additional liabilities that are not anticipated.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. A number of international and national measures to address or limit GHG emissions are in various phases of discussion or implementation in the countries in which the company operates. As a result of commitments made at the UN climate conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the December 2015 Conference of Parties in Paris. The Paris Agreement, which requires developed countries to set targets for emissions reductions, came into force on 4 November 2016. Additional measures addressing GHG emissions may be implemented at the national or international levels. For example, in South Africa, National Treasury issued the second draft Carbon Tax Bill, on 14 December 2017. The implementation date of the carbon tax will be determined by the Minister of Finance, and is expected through an announcement in 2018, or at the Budget 2019, taking into account the state of the economy. The tax will be phased in with the first phase ending in 2022 and the impact in the first phase designed to be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy. In addition, South Africa ratified the Paris Agreement in November 2016 and endorsed its nationally-determined contribution, which requires that greenhouse gas emissions peak in 2020 to 2025, plateau from 2025 to 2035 and decline from 2036 onwards.
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

In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease, all of which could have a material adverse effect on the company’s results of operations and financial condition.

Compliance with “conflict minerals” and “responsible gold” legislation and standards could result in significant costs.

Stringent standards relating to “conflict minerals” and “responsible” gold that include the U.S. Dodd-Frank Act, the European proposal for self-certification for importers of gold, the Organisation for Economic Cooperation and Development Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, the World Gold Council Conflict Free Gold Standard and the London Bullion Market Association Responsible Gold Guidance have been introduced.

Any such legislation and standards may result in significant costs to ensure and demonstrate compliance (particularly where standards change rapidly or lack certainty due to court challenges), and may complicate the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to “scrap” or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold. As a result of the uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a “conflict mineral” may be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti’s results of operations and financial condition.

Mining operations and projects are vulnerable to supply chain disruption such that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

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

Individually, AngloGold Ashanti and other mining companies have limited influence over manufacturers and suppliers of these items. In certain cases there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the company. The company could at times face limited supply or increased lead time in the delivery of such items. For example, during 2012, supply of caustic soda was delayed in the Continental Africa Region. In addition, the unreliability of oxygen and lime supply similarly affected production at the Vaal River and West Wits surface operations in South Africa throughout 2011 and poor availability of drill rigs, heavy machinery and fleet equipment hampered underground drilling and overall operational performance at the Serra Grande mine in Brazil, also in 2011.

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

Furthermore, supply chains and rates can be impacted by natural disasters, such as earthquakes, extreme weather patterns and climate change, as well as other phenomena that include unrest, strikes, theft and fires. For example, a three-week transport strike in 2012 delayed the supply of consumables in South Africa. Although potential supply chain disruption in Mali, as a result of the coup d’état and the proliferation of armed combat in 2012 and 2013, were avoided by well-managed consumable stock holding, ongoing instability and armed conflict in the country, even following the peace accord struck in 2015, could present material supply chain difficulties. Moreover, although potential gold doré export disruptions at Geita, which were the result of an attempted gold heist, and in Mali, following the closure of Bamako International Airport, were minimised with the introduction of alternative transportation arrangements, such alternatives may not be available upon the occurrence of similar or more severe situations in the future. In February 2013, a fire destroyed the heavy mining equipment stock of spares and components at the Geita gold mine. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, the company might have to suspend some of its operations and its results of operations and financial condition could be adversely impacted.

The Siguiri mine was impacted as a result of the Ebola virus outbreak of 2014 in Western Africa, where certain crisis management measures were implemented. See “-AngloGold Ashanti’s Ore Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.” AngloGold Ashanti cannot guarantee that its crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by a future Ebola or other epidemic outbreak and that there will be no knock-on effects such as severe food shortages and social impact. Epidemic-related export restrictions could similarly adversely impact the company’s financial condition and results of operations.

Concerns about the integrity or reliability of the London Bullion Market Association (LBMA) Gold Price Benchmark could adversely affect investor interest in gold and confidence in the gold market.

Historically, the gold market relied on prices and trades made relative to a benchmark known as the London Gold Fix (Fix), set by a group of five fixing banks that matched buyers and sell orders. Following a series of allegations regarding the possible manipulation of the Fix by fixing banks, U.S., German and U. K. regulators undertook a review of the fixing process. While the U.S. Commodity Futures Trading Commission and the German BaFin dismissed allegations of manipulation in 2013 and 2015, respectively, in 2014 Deutsche Bank withdrew from the fixing panels and the UK Financial Conduct Authority (FCA) fined one of the fixing banks. The FCA identified systems and control failures and conflicts of interest in relation to gold fixing over the nine years to 2013 and one instance of gold price manipulation in 2012. Separately, several lawsuits have been filed against fixing banks alleging that they have colluded to manipulate the gold benchmark price, including class actions instituted in the United States in 2014 and Canada in 2015. Some of these class actions were settled in the United States in 2016.

In 2015, the London Gold Fix was replaced by the LBMA Gold Price Benchmark, which is run and managed by the Intercontinental Exchange (ICE). The ICE is independent of the gold market as it does not conduct any trading of gold.

Whilst AngloGold Ashanti had no role in the operation of the Fix during the period under review and has no responsibility for the conduct of the market makers in the gold market, the gold market could still be affected if the integrity of the Gold Price Benchmark is undermined as a result of ongoing lawsuits, resulting in reduced demand for the company’s gold, greater volatility in gold prices and less liquidity in the gold market. Since 2015, when AngloGold Ashanti joined the new oversight committee for the LBMA Gold Price Benchmark which is regulated by the FCA, the volumes being traded through the benchmarks have steadily increased, as have the number of direct participants. Due to some issues around the Silver Price Benchmark, ICE, under the auspices of the Gold Price Benchmark, was asked to assume the duties of managing the Silver Benchmark. As such, the LBMA Gold Price Oversight Committee has now become the LBMA Precious Metals Oversight Committee. If further allegations are made against the Gold Price Benchmark in the future, AngloGold Ashanti could be implicated more directly, which may have an adverse effect on its reputation.

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

For example, International Financial Reporting Standard (IFRS) 16 Leases was issued in January 2016 and, in comparison to its predecessor International Accounting Standard (IAS) 17 makes significant changes to the accounting treatment for leasing transactions for lessees. IFRS 16 is applicable for all financial years commencing on or after 1 January 2019, with options for full or modified retrospective application.

The approach of IAS 17 was to distinguish between two types of leases. Leases which transfer substantially all the risks and rewards of ownership of an asset were classified as finance leases. All other leases were classified as operating leases. The lease classification set out in IAS 17 was subjective and allowed the preparers of lessee’s financial statements to conclude in certain instances that leases should be classified as operating rather than as finance leases.

Under IFRS 16, however, a lessee is required to recognise right of use assets and lease liabilities, including those of operating leases.The requirements of IFRS 16 may have significant impacts on key accounting ratios of the company. The greater recognition of leased assets and lease liabilities on the statement of financial position will reduce return on capital employed and increase gearing. Initial measures of profit are likely to be reduced, as in the early years of a lease the combination of depreciation of the right of use asset and the finance charge associated with the lease liability will exceed the lease rentals (which have historically been charged on a straight-line basis). This change could have an adverse impact on AngloGold Ashanti's borrowing capacity or credit ratings in the future.

Failure to comply with laws, regulations, standards and contractual obligations, breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, negative effects on AngloGold Ashanti’s reported financial results, and adversely affect its reputation.

AngloGold Ashanti’s operations must comply with the U.S. Foreign Corrupt Practices Act and similar anti-corruption and anti-bribery laws of the jurisdictions in which AngloGold Ashanti operates. There has been a substantial increase in the global enforcement of these laws and an increased focus on the actions of mining companies. Although AngloGold Ashanti has a compliance programme in place designed to reduce the likelihood of violations of such laws, any violation could result in significant criminal or civil sanctions. Conversely, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Since the company operates globally in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks, its governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance or customary practices.

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

Sanctions for failure by the company or others acting on its behalf to comply with these laws, regulations, standards and contractual obligations could include fines, penalties, resignation or removal of officers, imprisonment of officers, litigation, and loss of operating licences or permits, suspensions of operations and negative effects on AngloGold Ashanti’s reported financial results and may damage its reputation. Such sanctions could have a material adverse impact on the company’s financial condition and results of operations.

Breaches in cybersecurity and violations of data protection laws may adversely impact AngloGold Ashanti’s business.

AngloGold Ashanti maintains global information technology and communication networks and applications to support its business activities. AngloGold Ashanti outsources several information technology functions and applications to third party vendors and these engagements may have an impact on the overall cybersecurity position of the company. The primary company systems managed by third party vendors include but are not limited to: cloud infrastructure, data centre management, server / personal computing support, enterprise resource programs, email and digital documents  and the Cyber Security Operations Centre. AngloGold Ashanti  has implemented an Information Security Management System (ISMS) to safeguard the company's IT environment. The ISMS is  a framework for the policies, standards and procedures adopted to comply with ISO/IEC 27001:2005, and manages identified cybersecurity related risks.

The company must continuously monitor the solutions implemented to support its global information technology and communication networks and applications to maintain a suitable and well-managed environment. While the security of the company's technical platforms and information systems will be regularly reviewed as part of the compliance initiatives and will be measured against the appropriate security implementation standards and documented security controls, there can be no assurance that these efforts will be successful.

The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software, attempts to gain unauthorised access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of AngloGold Ashanti’s systems and networks or financial losses from remedial actions. For example, in 2017, the business experienced a cybersecurity attack, that compromised a senior manager's email account over a period of approximately four months. While AngloGold Ashanti did not incur monetary loss or experience reputational damage due to this breach, the case has been reported to the Australian Police and is currently under investigation.

Information technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, which could result in the corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption.  AngloGold Ashanti's insurance program includes limited coverage for cyber-related crimes and incidents as part of the global insurance program and material system breaches and failures could result in significant interruptions that could adversely affect AngloGold Ashanti’s operating results and reputation.

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

For example, on 25 May 2018 the General Data Protection Regulation (GDPR) will come into force. The GDPR is an European Union (EU) wide framework for the protection of personal data of EU based individuals. The GDPR enhances existing legal requirements through several new rules, including stronger rights for data subjects and mandatory data breach notification requirements, and increases penalties for non-compliance. Failure to comply with the GDPR may lead to a fine of up to four percent of a company’s worldwide turnover or up to Euro 20 million.

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

Some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing political and economic instability and other uncertainty.

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

In 2012, AngloGold Ashanti Colombia’s (AGAC) assets and employees were the targets of direct hostile attacks around the La Colosa project’s area of influence.  Although a peace agreement with the Revolutionary Armed Forces of Colombia-People’s Army (FARC) was brokered in 2016, the risk of rogue factions joining criminal gangs remains a threat and other similar attacks could adversely affect the company’s activities in Colombia in the future.

In March 2017, the bullion strong room and security employees at Mineração Serra Grande in Brazil were the target of an armed attack. There were no fatalities, serious injuries or loss of product. The risk of a future attack remains a threat and other similar attacks could adversely affect the company’s activities in Brazil.

From 2009 to 2015, the company recorded an almost four-fold increase in the instances of injury to security personnel, including members of AngloGold Ashanti’s internal security, private security companies and public security forces in certain jurisdictions. The injury rate increase was caused by a rise in the number and severity of security incidents resulting from increased illegal and artisanal mining due to a steady migration of people into the applicable areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations. Although this trend stabilised in 2016, intrusions onto the company’s tenement and operational areas, including illegal mining-related activities in particular, continue to be a challenge.  The most significant security challenges remain in Tanzania, Guinea and Ghana, in areas where there is endemic poverty and high levels of unemployment. See “-Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.” If the security environment surrounding the company’s operations that are most exposed to these challenges deteriorates, employee, third-party and community member injuries and fatalities could also increase.  Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition.

In some instances, risk assessments categorise threats as serious enough to require resorting to public security forces, such as national police or military units on a near-permanent basis. For example, the company relies on the army for support at its mining operations in Ghana. Incursions occurred at the Obuasi mine following withdrawal of such state security protection in February 2016, and an AngloGold Ashanti employee was killed. Following these events, AngloGold Ashanti withdrew its employees performing non-essential functions from the Obuasi mine. In the event that continued operations in any of the company’s countries of operations compromise the company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis.  This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Furthermore, the company continues to experience strained relationships with certain of its host communities.  AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. For example, protests demanding employment by the communities and youth occurred at the company’s Siguiri mine in Guinea in 2016. AngloGold Ashanti has also been publicly accused of inadequate resettlement practices at its Siguiri operation by local and international non-governmental organisations, which poses reputational risk. For example, in April 2017, local community members in Siguiri filed a complaint with the Office of the Compliance Advisor Ombudsman (CAO) raising concerns regarding these resettlement practices and alleging that AngloGold Ashanti provided inadequate compensation post-resettlement and failed to take adequate measures to restore their livelihoods. The CAO is the independent accountability mechanism for the International Finance Corporation (IFC). IFC is a lender to Nedbank, one of the lenders under AngloGold Ashanti’s revolving credit facilities. The company has agreed to work with the complainants, the IFC and Nedbank to try to resolve these issues through a collaborative approach using CAO’s dispute-resolution process.

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

Any existing and new mining, exploration operations and projects that the company carries out are subject to various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of Ore Reserve, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.

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

For example, in July 2017, the Government of Tanzania (GoT) enacted three pieces of new legislation which purport to make a number of changes to the operating environment for Tanzania’s extractive industries, including its mining sector. These changes include, among others: the right for the GoT to renegotiate existing mining development agreements at its discretion; the provision to the GoT of a non-dilutable, free-carried interest of no less than 16 percent in all mining projects; the right for the Got to acquire up to 50 percent of any mining asset commensurate with the value of tax benefits provided to the owner of that asset by the GoT; removal of the refund of input VAT incurred; an increase in the rate of revenue royalties from four percent to six percent; requirements for local beneficiation and procurement; and constraints on the operation of off-shore bank accounts. AngloGold Ashanti and other major mining companies are seeking a constructive dialogue with the GoT regarding this legislation and its impact on existing mining agreements. As a precautionary step to safeguard its interests, AngloGold Ashanti has commenced international arbitration proceedings against the GoT in connection with the enactment of this legislation, as first announced in July 2017. See “Item 8A: Legal Proceedings”. There can be no assurance that the company will be successful in safeguarding its interests in the arbitration action and these changes and any future amendments to the mining legislation could have further adverse effects on the company’s financial condition and profitability.

For example, on 9 September 2011, a new mining code for Guinea was enacted. The new mining code significantly increased the share of state ownership in the mining industry, extending a 15 percent share of future mining projects to the government, without financial compensation. The government also had the option to purchase up to an additional 20 percent of each project. However, the new mining code was suspended in October 2012 due to unfavourable reception. On 8 April 2013, the Guinean parliament voted to amend the 2011 Mining Code. The amendment was promulgated shortly thereafter by Presidential Decree on 17 April 2013. The new legislation provided that existing mining conventions would be amended through addenda which would contain various provisions, including provisions relating to taxation, state equity participation in mining companies and other matters. AngloGold Ashanti’s new convention came into effect in January 2017 and includes, among other terms, a five percent royalty on gold and a 15 percent free-carried, non-contributory interest in the mine for the Republic of Guinea. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Any future amendments to the mining code or attempts to renegotiate the convention could have further adverse effects on the company’s financial condition and profitability.

In 2012, the government of Ghana amended its fiscal mining regime, increasing its corporate taxation to 35 percent and royalty rates to five percent. Furthermore, the government of Ghana has constituted a review committee to review and re-negotiate stability agreements with mining companies. AngloGold Ashanti is waiting to be invited to participate in negotiations with the Ghanaian review committee. The outcome of these negotiations may have a material adverse effect on the company’s results of operations or financial condition.

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

AngloGold Ashanti is subject to an uncertain tax environment. Increased taxes are expected in most countries of operation. Changes in tax laws could result in higher tax expense and payments and could materially impact AngloGold Ashanti’s tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit AngloGold Ashanti’s ability to enforce its rights. As a global company, AngloGold Ashanti conducts its business in countries subject to complex tax rules, which may be interpreted in different ways. Further interpretations or developments of tax regimes may affect the company’s tax liability, return on investments and business operations. AngloGold Ashanti is regularly examined by tax authorities in its various jurisdictions of operation.

For example, in July 2017, AngloGold Ashanti's subsidiaries in Tanzania received a demand for payment of inspection fees on all of their gold shipments and a demand for payment of alleged unpaid service levies. Without payment of the inspection fee, AngloGold Ashanti is not allowed to make any exports. In September 2017, the company received a letter from the Tanzania Revenue Authority (TRA) prohibiting it from claiming input tax credit with effect from July 2017 and AngloGold Ashanti estimates the impact of this change to input tax could result in an increase in annual costs of $50 million. AngloGold Ashanti has agreed to pay the inspection fees on a ‘without prejudice’ basis, has filed an objection with the TRA and is seeking to resolve all of these issues in the ongoing arbitration proceedings in Tanzania described above. There can be no assurance that these proceedings will be successful and the outcomes may have a material adverse impact on the company’s results of operations and financial condition.

In Guinea, Mali, DRC and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. For example, AngloGold Ashanti calculates that overdue recoverable value added tax, fuel duties and appeal deposits of $132 million are owed to AngloGold Ashanti and held by the Tanzanian government and it is not certain when, if ever, AngloGold Ashanti will be refunded this amount. Similarly, it is not certain when or whether AngloGold Ashanti will be refunded all amounts due from any other government.

The countries in which the company operates may also introduce export restrictions, exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries.  For example, in March 2017, the Tanzanian government announced an immediate ban on gold, silver, copper and nickel ore exports, in an attempt to ensure that mineral value-addition activities would be carried out in-country. This regulatory change does not currently impact the Geita mine or Tanzanian operations as the company does not export unrefined or refractory ore out of Tanzania. Additionally, from 2011 to 2015, the Argentinian government introduced stricter exchange controls and related protracted approval processes which limited the company’s ability to repatriate dividends from its Argentinian subsidiaries. In October 2011, the Argentinian government decreed that mining, oil and energy companies must repatriate export earnings and additionally, the purchase of U.S. dollars required authorisation from the Argentinian central bank and the purpose for which the currency would be used had to be stated. In May 2012, the Argentine Mining Secretariat issued new regulations requiring mining companies in Argentina to boost their domestic purchases of equipment and services and mining companies were required to resort exclusively to locally established suppliers for their export-related shipping and logistics operations. While the new government, elected in November 2015, started a process to ease these controls and return to an open economy and free market, not all restrictions had been lifted as of March 2017.

If, in one or more of the countries in which it operates, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within timeframes that make such plans and operations economically viable, or if the applicable legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws or regimes change materially, or if the governing political authorities change resulting in amendments to such laws and regimes, this could have a material adverse effect on AngloGold Ashanti’s operating results, financial condition, and, in extreme situations, on the viability of an operation. The risk is particularly acute in South Africa. See “-AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” and “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights.

AngloGold Ashanti’s right to own and exploit Ore Reserve and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Currently, a significant portion of the company’s Ore Reserve and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.

In each of the countries in which AngloGold Ashanti operates, the formulation or implementation of government policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights, ownership of mining assets and the right to prospect and mine, and in extreme cases, nationalisation, expropriation or nullification of existing concessions, licenses, permits, agreements and contracts.

Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see “-Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge” and “-AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries where political, tax and economic laws and policies may change rapidly or unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

Project implementation delays could result in licences not being renewed and the loss of mining rights. Some of AngloGold Ashanti’s mining concessions, authorisations, licences and permits are subject to expiry, limitations on renewal and various other risks and uncertainties. For example, in early 2018 the DRC announced a new mining code that makes a number of changes to the operating environment for the DRC's extractive industries, including those in its mining and oil and gas sectors. This reform, which received the presidential assent needed for it to be passed into law on 10 March 2018, could have a material adverse impact on the protections enjoyed by AngloGold Ashanti’s projects in the DRC. Among others, the mining code increases AngloGold Ashanti’s tax burden by widening the basis for and increasing the rate of the mining royalties’ rates (the royalty rate applicable to gold increased from two and one-half percent to three and one-half percent). In addition, it increases the DRC government’s free carried interest from five percent to ten percent, with an additional five percent being granted to the DRC government upon each renewal of the exploitation permit, and a requirement that at least 10 percent of the share capital of mining companies be held by DRC individuals. AngloGold Ashanti and other major mining companies are seeking constructive conversation with a working group of the government of the DRC to negotiate transitional agreements, mining regulations, additional royalties and changes to other taxes regarding the mining code, but there can be no assurances that the company's efforts in these discussions will be successful.

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

In March 2015, the Minister of Mineral Resources (the Minister) announced that the Department of Mineral Resources (DMR) and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Mining Charter, including the qualification of certain historical BEE transactions for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. Papers were filed by the Chamber of Mines of South Africa and the DMR but the matter was not heard in court and was subsequently dismissed.

On 9 March 2016, AngloGold Ashanti received a notice from the DMR stating that the company was not compliant with the 26 percent HDSA ownership requirement. AngloGold Ashanti timely responded to the order and as the DMR has taken no further action, its original notice has lapsed. In June 2017, the Minister gazetted the BBBEE Charter for the South African Mining and Minerals Industry, 2017 (2017 Charter) which came into effect on the same day (Reviewed Mining Charter). The Reviewed Mining Charter seeks to align the Revised Mining Charter with the Broad-Based Black Economic Empowerment Act 53 of 2003, in order to ensure meaningful participation of black people and provide for policy and regulatory certainty to ease the investment in and the development of the mining industry. It has been challenged by the DMR and the Chamber of Mines and will not be implemented until the High Court of South Africa reaches a decision. On 1 March 2018, the newly appointed Minister indicated that he intends to finalise and publish the New Mining Charter by no later than June 2018. See “Item 4B: Business Overview - The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Should AngloGold Ashanti be found in breach its obligations to comply with the MPRDA, Revised Mining Charter, the Reviewed Mining Charter (if implemented) or any future amendments to either the Revised Mining Charter or the Reviewed Mining Charter, it may be compelled to conduct additional BEE transactions or its mining rights in South Africa could be suspended or cancelled by the Minister and it may be unable to obtain any new mining rights.  Any such suspension or cancellation could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

In addition, and as discussed in more detail in “Item 4B: Business Overview - The Regulatory Environment Enabling AngloGold Ashanti to Mine”, South Africa recently enacted the BBBEE Amendment Act, which amended the Broad-based Black Economic Empowerment Act 53 of 2003. There are several areas of potential conflict between the BBBEE Amendment Act and the Revised Mining Charter. The BBBEE Amendment Act became effective on 24 October 2016 and is understood to override any conflicting law, including the Revised Mining Charter. Although the Draft 2016 Mining Charter seeks to align the Revised Mining Charter with the BBBEE Amendment Act, similar regulatory conflicts and uncertainty may continue to prevail in the future.

In Colombia, a government agency grants exclusive concession contracts for exploration and exploitation. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g. exploration, construction, exploitation. The company must comply with these timelines unless performance is excused, for example, due to force majeure or if extensions or modifications to the timelines are received. For example, force majeure was declared at the La Colosa project, stopping all activities, following the outcome of the plebiscite held on 26 March 2017 in the Colombian municipality of Cajamarca, which hosts the La Colosa exploration site. The grant of force majeure is for one year and will expire in June 2018, after which such declaration will need to be extended. While the Company plans to make a timely application for an extension, there can be no guarantee that the declaration will be extended. Loss of the force majeure status could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

If the company does not comply with the specified timelines for the completion of the various phases of a mining project, the mining authority may revoke the company's concession contracts or mining licenses. The company’s core mining concession contracts provide that the mining authority has the discretion to declare the underlying concession void if AGAC breaches applicable environmental laws or regulations. If the mining authority were to exercise such discretion against AGAC, AGAC would be required to abandon its projects and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and AGAC would be banned from doing business with the Colombian government for a period of five years.

AGAC has applied for consolidation of its tenement contracts related to La Colosa, some of which are currently not in compliance with their specified timelines. The company is waiting for approval of its application for consolidation, which would remedy the non-compliance of each consolidated tenement, but can provide no assurance that its application will be approved.

AngloGold Ashanti’s insurance does not cover most losses caused by the risks described above; see “-The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability”.

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

AngloGold Ashanti has operations in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. Certain of the company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may have an impact on AngloGold Ashanti’s ability to develop or operate its mining interests. For example, in Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. In South Africa, the Extension of Security of Tenure Act (1997) and the Restitution of Land Rights Act (1994) provide for various landholding rights. Such legislation is complex, difficult to predict and outside of the company’s control, and could negatively affect the business results of new or existing projects. In Ghana in February 2012, the company negotiated the relocation of the Sansu Community, which lies within its local mining concession; the cost of this relocation was approximately $30 million. Where consultation with stakeholders is statutorily or otherwise mandated, relations may not remain amicable and disputes may lead to reduced access to properties or delays in operations.

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

For example, subsequent to the restructuring of the South African operations announcement on 28 June 2017 and based on unsolicited expressions of interest received from a number of parties, AngloGold Ashanti initiated a process to assess the sale of the Kopanang mine. On 28 February 2018, this process successfully concluded with the announcement that Heaven-Sent SA Sunshine Investment Company Limited (HSC), a Chinese capital management company headquartered in Hong Kong, acquired the Kopanang mine, the West Gold Plant and the related infrastructure. The Kopanang mine will continue to operate under the ownership of HSC.

On 19 October 2017, AngloGold Ashanti announced that it entered into a sale and purchase agreement (the SPA), to dispose of various assets situated in the Vaal River region of South Africa to Harmony Gold Mining Company Limited (Harmony) for a cash consideration of US$300 million (the Transaction). The assets and related interests sold included the Moab Khotsong mine (which incorporates the Great Noligwa mine) and related infrastructure (the Moab Mining Sale Assets), AngloGold Ashanti’s entire interest in Nuclear Fuels Corporation of South Africa Proprietary Limited (Nufcor), and AngloGold Ashanti’s entire interest in Margaret Water Company NPC (MWC). The transaction was completed on 28 February 2018, as all the conditions contained in the SPA were fulfilled and the ownership of the Moab Mining Sale Asset has been transferred to Harmony, in addition to all of AngloGold Ashanti’s obligations related to Nufcor and MWC, including in the case of MWC, all of AngloGold Ashanti’s obligations with regards to the pumping and efficient management of the underground water in the Vaal River region (the KOSH Water Directive).

The Transaction consideration received will be utilised by AngloGold Ashanti to further reduce debt and strengthen the company's balance sheet affording AngloGold Ashanti greater strategic flexibility to fund its growth initiatives including its development projects. All of AngloGold Ashanti’s obligations and liabilities (including all employee and health and safety obligations other than any claim related to occupational lung disease for the period prior to the Closing Date), as well as all environmental obligations related to the Moab Mining Sale Assets arising on, before or after the Closing Date were transferred to Harmony.

This risk is also significant in Ghana, where ongoing restructuring and repositioning of the Obuasi mine has resulted in halting of the mine’s existing operations and significant workforce redundancies. In 2014 alone, these redundancies resulted in the company incurring $210 million in retrenchment costs. In February 2018, AngloGold Ashanti signed regulatory and fiscal agreements with the government of Ghana that will provide the framework for the redevelopment of the Obuasi mine into a modern, productive mining operation. The government of Ghana and the company have put in place several agreements including a development agreement, tax concession agreement, security agreement and a reclamation security agreement. The tax concession agreement and the development agreement must now both be ratified by Ghana's parliament to be made effective. The process requires that the speaker or his deputy formally refer the agreements to the Select Committee of Mines & Energy and the Standing Finance Committee. The two committees will review the agreements and send a report to the main house, upon which parliament would decide on ratification.

The environment impact assessment process has been completed and the permits are pending. The redevelopment is expected to establish Obuasi as a mechanised underground mining operation and is a fundamental departure from how the mine was operated in the past. The redevelopment is expected to make use of automation and controls for improved operational efficiencies and consistency in performance. The project implementation be undertaken in two distinct phases and is expected to take roughly 18 months, with the first gold pour anticipated for the third quarter of 2019. Unforeseen difficulties, delays or costs may adversely affect the implementation of this project and the company may be unsuccessful in meeting this production, cost and return target.

Finally, this risk may also be high in the DRC, in light of the recently announced mining code reform. See “- AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights”.

In addition, these measures may not be implemented as planned, may turn out to be less effective than anticipated, may only become effective later than anticipated or may not be effective at all. Any of these outcomes, individually or in combination, may adversely impact the company’s business, results of operations and financial condition.

Expectations for and trends in the price of gold, combined with increased costs for project financing and exploration in certain regions, have led AngloGold Ashanti to increase its efforts to focus capital expenditure on its highest quality assets, whilst freeing up capital by curtailing capital expenditure or suspending operations at those projects that the company believes are of lower quality. AngloGold Ashanti may also consider finding partners or conducting asset sales relating to certain of its projects. With respect to dispositions, the company may not be able to obtain prices that it expects for the assets it seeks to dispose of or to divest some of its activities as planned or to obtain all of the required approvals, and the divestitures that are carried out could have a negative impact on AngloGold Ashanti’s business, results of operations, financial condition and reputation, including as a result of subsequent claims brought by acquirers in connection with divested assets.

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas, as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. For example, in South Africa, the company has been experiencing declining production rates (903,000 ounces in 2017, 967,000 ounces in 2016, compared with 1.00 million ounces of gold in 2015, 1.22 million ounces of gold in 2014, and 1.30 million ounces in 2013), principally due to continued safety and associated stoppages, mining flexibility constraints and overall falls in grades. In addition, Colombia is an untested jurisdiction, so permitting, licensing, stakeholder expectations and demands and other external factors could affect timelines and cause capital overruns. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of the company’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on its results of operations, financial condition and prospects.

Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s employees in South Africa, Ghana, Guinea, Mali, Brazil and Argentina are highly unionised and unions are active at some of the company's other operations.  Trade unions, therefore, have a significant impact on the general labour relations environment, including labour relations at an operational level. The extent of the unions’ influence also impacts the socio-economic and socio-political operating environments, most notably in South Africa. Union involvement in wage negotiations and collective bargaining increases the risk of strike action. For example, in South Africa, the emergence and growth of the Association of Mining Construction Union (AMCU) challenging the dominance of the longstanding National Union of Mineworkers (NUM) lends itself to conflict, inter union rivalry and a risk of labour relations instability. Management expects that unions will continue to use their collective power and ability to withhold labour to advocate for improved conditions of employment, labour regulatory change, political and social goals in the future.

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

In South Africa, a three-year wage agreement was reached in 2015 with unions representing the majority of the company’s employees. This agreement was extended to all employees irrespective of their union affiliation. However, AMCU did not sign the agreement and through the courts challenged the extension of the agreement’s terms to its members. Although the courts found in favour of the mining companies, the success of similar challenges could have an adverse impact on the company’s financial condition as a result of increases in labour costs. See “-Increased labour costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition”.

In South Africa, the broader labour relations climate remains fragile. Wage negotiations in other industries and other mining sectors may influence the stance unions adopt leading up to the 2018 gold negotiations. The labour relations climate is further exacerbated by a number of other issues such as (i) pressure building amongst all unions and employees regarding legislation reform affecting pensions and provident funds; (ii) demonstrations by citizens and students about public services and free education; (iii) public outcry relating to racism; and (iv) the effect of confrontations between political parties in the lead-up to elections, all of which may have repercussions in the workplace.

In South Africa, AngloGold Ashanti's ability to undertake a restructuring of mining operations that could result in layoffs or redundancies is curtailed by governmental intervention. Going forward, management expects that the Department of Minerals and Resources will invoke its powers to intervene in any such restructuring process and will be able to place pressure on mining companies due to its control over the renewal and cancellation of mining rights.

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

AngloGold Ashanti’s results may be further impaired if the company incurs penalties for failing to meet standards set by labour laws regarding workers’ rights or incurs costs to comply with new labour laws, rules and regulations.  For example, employment law in South Africa imposes monetary penalties for neglecting to report to government authorities on progress made towards achieving employment equity in the workplace.  Ghanaian law also contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In Australia, the federal government put in place an industrial relations system that includes “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution.  Penalties and compliance costs, as well as increased costs due to laws and regulations less favourable to employers, could have a material adverse effect on the company’s results of operations and financial condition.

Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.

Illegal and artisanal miners are active on, or adjacent to at least 11 of AngloGold Ashanti’s properties, which leads at times to interference with the company’s operations and results in conflict that presents a security threat to property and human life. Illegal artisanal and small-scale mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti’s properties, including pollution, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomical. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. Furthermore, in 2011 and 2012, the company recorded an increase in the number and severity of security incidents, due to a steady migration of people into the areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations, likely encouraged by an escalating gold price at that time. The most significant security challenges have occurred in Tanzania and Ghana in areas where there is endemic poverty and high levels of unemployment. For example, in February 2016, AngloGold Ashanti withdrew its employees performing non-essential functions from its idled Obuasi gold mine following the incursion of illegal miners inside the fenced areas of the site. An AngloGold Ashanti employee was killed in the incursions. More generally, illegal mining and theft could also result in lost gold Ore Reserve, mine stoppages, and have other material adverse effects on AngloGold Ashanti’s results of operations or financial condition.

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

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. AngloGold Ashanti has historically faced difficulty recruiting and retaining young graduates and qualified mid-level management in South Africa and may encounter greater difficulties in the future as the government attempts to impose increasingly stringent HDSA participation requirements. See “-AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” and “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Recruitment of skilled personnel has also been challenging in Continental Africa due to university offerings that are often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills.

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

The company’s success depends largely upon the continued service of its senior management, including its chief executive officer, chief financial officer, the executive officers at each of its business divisions and the general managers at its mines.

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

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of operations and financial condition. For example, on 13 October 2012, AngloGold Ashanti terminated the underground development contract with a third-party contractor at the Obuasi mine in Ghana. The costs of the termination amounted to $17 million. On 10 February 2014 workers employed by a contractor at Sadiola and Yatela went on a five-day strike demanding improved redundancy payments. See “-Labour unrest, activism and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition”. Furthermore disagreements over costs with contractors at Siguiri in Guinea and Iduapriem in Ghana resulted in a dispute in 2015.

Contractor disputes can also arise after the termination of the contractual relationship or the sale of the applicable mine. For example, the company is currently involved in arbitration proceedings with contractors in Ghana with regard to its Obuasi mine and in the United States with regard to its former Cripple Creek & Victor mine. See “Item 8A: Legal Proceedings”.

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

As at 31 December 2017, AngloGold Ashanti had gross borrowings of $2.190 billion (2016: $2.101 billion), excluding all finance leases.

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

On 24 November 2017, S&P Global downgraded South Africa’s credit rating to full sub-investment grade, while its counterpart Moody’s placed the country on review for downgrade. S&P’s announcement followed a similar announcement by Fitch, affirming South Africa’s rating at sub-investment grade on 23 November 2017. Moody’s decision to put South Africa on review, rather than downgrade it outright, means that South Africa can remain in key global bond indices such as the Citigroup World Bond Index (WGBI). Moody’s held South Africa local and foreign issued debt on the cusp of investment and sub-investment grade. Membership in the WGBI requires that at least Moody’s or S&P Global rates a country’s local currency rating as investment grade.
Moody's on 23 March 2018 affirmed South Africa's investment-grade credit rating at Baa3 and revised its credit outlook to stable from negative.

Any further downgrade by any rating agency could increase the company’s cost of capital, reduce its investor base and have a material adverse effect on AngloGold Ashanti’s business, results of operations and financial condition.

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

As a result, new sources of capital may be needed to help meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends.  AngloGold Ashanti’s ability to further raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the company’s operational performance and operating cash flow and debt position, amongst other factors.  The company’s ability to raise further debt financing in the future and the cost of such financing will depend on, amongst other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects, risks relating to the countries in which it operates or other factors.  As a result, in the event of depressed gold prices, unanticipated operating or financial challenges, any dislocation in financial markets or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities on reasonable terms, invest in existing and new projects, fund its ongoing business activities, exit projects and retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the company’s results of operations and financial condition.

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

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the company’s results of operations and financial condition. For example, during 2017, AngloGold Ashanti reviewed the carrying value of its mining assets, goodwill and intangibles and due to a change in mine plans to restructure the South African operations, certain assets were impaired. In addition, in October 2017, AngloGold Ashanti announced the sale of various South African assets (including the Moab Khotsong mine) which were then written down to fair value less costs to sell. The company booked a charge of $297 million in relation to impairments and derecognition of its mining assets and goodwill. The impairment charge for the Moab Khotsong mine was $112 million.

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

In the event of a dispute, AngloGold Ashanti may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa. An adverse or arbitrary decision of a foreign court could have a material adverse impact on AngloGold Ashanti's financial performance, cash flow and results of operation.

AngloGold Ashanti is subject to numerous claims, including class actions or similar group claims relating to silicosis and other OLD, and could be subject to similar claims in the future. Settlement negotiations in the silicosis class action claims have reached an advanced stage and a provision for silicosis has been made. The carrying value of the silicosis provision at 31 December 2017 was $63m. Significant judgement was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on AngloGold Ashanti’s financial position. For further information, see “Item 8A: Legal Proceedings - South Africa - Silicosis litigation”and "Item 18: Financial Statements - Note 1 - Accounting Policies - Provision for silicosis".

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

In Colombia, the company is also involved in class action lawsuits in relation to AGAC’s Santa Maria-Montecristo and La Colosa projects. One of these class action lawsuits led to a preliminary injunction suspending the mining concession contracts of the Santa Maria-Montecristo project in September 2011. Additionally, in Colombia, AGAC is involved in an action in the Administrative Superior Court of the Cundinamarca District against the Department of the Environment, Housing and Territorial Development (DoE) following its issuance of a fine against AGAC on the basis that AGAC was in breach of its mining terms of reference. The company’s core mining concession contracts provide that the mining authority has the discretion to declare the underlying concession void if AGAC breaches applicable environmental laws or regulations. If the mining authority were to exercise such discretion against AGAC, AGAC would be required to abandon its projects and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and AGAC would be banned from doing business with the Colombian government for a period of five years. See “Item 8A: Legal Proceedings - Colombia”.

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

The company may not be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Failure by AngloGold Ashanti to implement its acquisition strategy or to integrate acquired businesses successfully could have material adverse effects on its growth, financial performance and results of operations.

Ageing infrastructure at some of AngloGold Ashanti’s operations could adversely impact its business.

Deep level gold mining shafts are usually designed with a lifespan of 25 to 30 years.  Vertical shafts consist of large quantities of infrastructure steelwork for guiding conveyances and accommodating services such as high and low tension electric cables, air and water pipe columns.  Rising temperatures in the deeper mining areas can also lead to increased cooling requirements in the form of upgraded and expanded ice plants.  Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance.  Once a shaft has reached the end of its intended lifespan, increased maintenance and care is required.  Incidents resulting in production delays, increased costs or industrial accidents may occur.  Such incidents may have an adverse effect on the company’s results of operations and financial condition.

Asset integrity and reliability issues relating to ageing infrastructure are of concern at many of the company's operations, but are of particular concern in South Africa.  Furthermore in Tanzania, cracks were discovered in the mill feed end in September 2008 and at the discharge end in February 2010 at the Geita gold mine.  The Geita gold mine is one of the group’s principal assets and sources of cash flow.  After initial repairs, the feed end was replaced during May and June 2011.  Production throughput in 2011 was one million tonnes lower than planned, as a result of mill downtime that included feed end replacement.  The Geita gold mine produced approximately 531,000 ounces in 2012, with production throughput approximately 100,000 tonnes short of budget.  A decision was subsequently taken to replace the entire mill as a result of shell distortion.  After new mill manufacture delays, installation was completed during March 2013. Ageing infrastructure may have an adverse effect on the company’s results of operations and financial condition in the future.

Some of AngloGold Ashanti’s technologies are unproven and the failure of such technologies could adversely impact costs and production.

AngloGold Ashanti has created a Technology Innovation Consortium (ATIC) and teamed up with various specialists to engineer new solutions to environmental management, mine design, mining technology and methods and underground logistics, amongst other matters. The company has invested in new technologies, including phyto-technologies to reduce seepage and address soil and groundwater contamination, and in-mine support technologies to minimise the impact of seismic activity. The company is also attempting to develop technologies to access the deeper reaches of its South African mines, including thermal spalling and an ultra-high strength backfill product and system.

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

Whilst AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies to its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company’s investment in the relevant project could be adversely affected. In addition, negative publicity associated with operations that are ineffective or inefficiently operated, particularly relating to any resulting accidents or environmental incidents, could harm the company’s reputation and therefore its prospects and potentially its financial condition. Furthermore, any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition. In particular, the company and Randgold retain equal representation, with neither party holding a deciding vote, on the board of the two companies that have overall management control of the Morila project in Mali and the Kibali project in the DRC, respectively, and all major management decisions for each of these two projects, including approval of the budget, require board approval. If a dispute arises between the company and Randgold with respect to the Kibali or Morila project and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and the company may have to participate in proceedings to resolve the dispute, which could adversely affect the company’s results of operations and financial condition.

AngloGold Ashanti’s joint venture partners may have economic or business interests or goals that are not consistent with the company’s or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture or other agreements. Disputes between the company and its joint venture partners may lead to legal action, including litigation between AngloGold Ashanti and its joint venture partners. Such disputes could adversely affect the operation of the joint venture, may prevent the realisation of the joint ventures’ goals and could adversely affect AngloGold Ashanti's investment in the joint venture or harm the company's reputation. There is no assurance that the company’s joint venture partners will continue their relationship with the company in the future or that the company will be able to achieve its financial or strategic objectives relating to the joint ventures.

The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti.

The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss and occupational lung diseases (OLD), which include pulmonary diseases such as tuberculosis from various causes and silicosis in individuals exposed to silica dust. These risks require active dust management strategies in underground operations, particularly in South Africa where a significant number of silicosis cases by current and former employees alleging past exposures are still reported each year to the board for statutory compensation. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres and clinics and runs preventative occupational hygiene initiatives, such as implementing various dust control measures and supplying the company’s employees with respiratory protection equipment. If the costs associated with providing such occupational health services, implementing such dust control measures or supplying such equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

AngloGold Ashanti is currently subject to numerous claims, including class action litigation, with respect to alleged occupational lung diseases (see “-AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known”). AngloGold Ashanti is working with other mining companies to engage with government (and other stakeholders) to seek an appropriate industry-wide solution. Settlement negotiations in the company’s silicosis class action claims have reached an advanced stage and a provision for silicosis has been made. An industry-wide solution may not be reached or the terms of any such solution may have a material adverse effect on AngloGold Ashanti’s financial condition. See “Item 8A: Legal Proceedings” and “Item 18: Note 33 - Contractual Commitments and Contingencies”.

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

Malaria and other tropical diseases pose significant health risks at all of the company’s operations in central, west and east Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women in these areas but also gives rise to fatalities and absenteeism in adult men. Other conditions such as heart disease, chronic diseases and obesity are of increasing incidence and concern.

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

Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies.  The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken, including the ingress of underground water when pumping operations at the adjacent closed mine are suspended.  Such ingress could have an adverse effect on any one of the company’s mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and, consequently, could have an adverse impact on its results of operations and financial condition. For example, in the West Wits district, Blyvooruitzicht Gold Mining Company was placed in provisional liquidation in August 2013. AngloGold Ashanti secured a court order for access rights to Blyvoor 4 and 6 shafts to keep pumping going.  AngloGold Ashanti also incorporated Covalent Water Company, which purchased rights of access and electricity to the 4 and 6 shafts as well as the relevant infrastructure, to continue pumping underground water. This has reduced the risk of flooding at the company’s West Wits Operations, but flooding in the future could pose an unpredicted “Force Majeure” type event, which could have an adverse impact on its results of operations and financial condition. Additional infrastructure is being installed at Covalent Water Company 4 Shaft in the B2 decline to mitigate risk and allow pumping closer to source.

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

In addition, deep groundwater contamination is a significant issue in South Africa, where groundwater in some older mining regions has infiltrated mined-out workings. Potential contamination risk to shallow ground and surface water resources can occur when water is exposed to sulphide-bearing rock in such situations. AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Far West Rand goldfields. AngloGold Ashanti’s West Wits operations are part of the Far West Rand goldfields. As a result of the interconnected nature of underground mining operations in South Africa, any proposed solution for deep groundwater contamination needs to be a combined one supported by all the companies owning mines located in these goldfields.

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

In order to mitigate the cost of its insurance program, AngloGold Ashanti may in some instances retain a portion of the financial loss associated with an insurable event. These financial losses could be significant and could have an adverse effect on its financial condition.

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

AngloGold Ashanti continues to implement a single, global ERP system to support all the operations that it manages. The oneERP project for Obuasi Mine in Ghana was approved in February 2018. This project will commence during March 2018 with a planned go-live date of 13 August 2018. The SAP payroll implementation will follow with go-live planned for September 2018. The only remaining site that is not included in the global oneERP system is Sadiola Mine in Mali.

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

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors.  According to information available to the company, AngloGold Ashanti’s five largest shareholders beneficially owned 28.68 percent and the top 10 largest beneficially owned 43.66 percent of AngloGold Ashanti’s ordinary shares as at 31 December 2017.

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

The market price of the company’s ordinary shares or ADSs could also fall as a result of any future offerings AngloGold Ashanti makes of its ordinary shares, ADSs, or securities exchangeable or exercisable for the company’s ordinary shares or ADSs, or the perception in the marketplace that these offerings might occur.  AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future and such offerings could adversely affect the prevailing market price of the company's securities.

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

AngloGold Ashanti is subject to the periodic reporting requirements of the SEC and the New York Stock Exchange that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. For example, on 22 February 2016, AngloGold Ashanti announced that it would no longer voluntarily publish reviewed financial statements and analyses of operating and financial results for the quarters ended 31 March and 30 September each year. As a result of this transition to half-yearly reporting, investors will receive less information about AngloGold Ashanti than they have in previous years. They will also receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ abilities to make decisions about their investment in AngloGold Ashanti.

AngloGold Ashanti’s inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of its financial statements.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Account Standards Board. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the Securities Exchange Act of 1934, as amended (the Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure. AngloGold Ashanti has invested in resources to facilitate the documentation and analysation of its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. If AngloGold Ashanti is unable to maintain an effective system of internal control over financial reporting, investors may lose confidence in the reliability of its financial statements and this may have an adverse impact on investors’ abilities to make decisions about their investment in AngloGold Ashanti. See “Item 15: Controls and Procedures”.

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

1998-2004

•	Expansion of AngloGold Limited’s operations outside of South Africa.

2004

•	Conclusion of the business combination with Ashanti Goldfields Company Limited, at which time the company changed its name to AngloGold Ashanti Limited.

2007

•	Sale by Anglo American plc of 69,100,000 ordinary shares of AngloGold Ashanti, thereby reducing Anglo American’s shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent.

2009

•	Sale by Anglo American plc of its remaining shareholding in AngloGold Ashanti to Paulson & Co. Inc.

2010

•	Elimination of AngloGold Ashanti’s hedge book, thereby gaining full exposure to spot gold prices.

2012

•	Acquisition of the remaining 50 percent interest in Serra Grande in Brazil for $215 million.

•	Acquisition of 100 percent of First Uranium (Proprietary) Limited for $335 million.

2013

•	Commission of two new gold projects - Tropicana and Kibali - in the second half of 2013.

2015

•	Sale of the Cripple Creek & Victor gold mine in the USA for $819 million.

2017

•
South Africa region restructured - TauTona mine placed on orderly closure. Negotiations of the sales of Moab Khotsong and Kopanang mines during 2017 with the transactions concluding on 28 February 2018.

CAPITAL EXPENDITURE

For information concerning the company’s principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, refer “Item 4B: Business Overview-AngloGold Ashanti Global Operations: 2017”, “Item 5A: Operating Results-Capital expenditure” and “Item 5B: Liquidity and Capital Resources”.

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

OPERATIONS

Our portfolio of 17 operations and three projects in ten countries, comprises long-life, relatively low-cost operating assets with differing ore body types, located in key gold-producing regions.

Our operations and projects are grouped regionally as follows:

•	South Africa (Vaal River, West Wits and Surface Operations)

•	Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania)

•	Americas (Argentina, Brazil and Colombia)

•	Australasia (Australia)

Given the current market environment and the scrutiny of financial capital allocation, we ensure responsible capital distribution, in line with business requirements. We do this while optimising internal expertise to identify and implement operational efficiencies, reducing overhead structures, improving capital discipline and pursuing other business improvement initiatives without compromising safety. We continue our focus on debt reduction to further strengthen our balance sheet and on improving the quality of our portfolio. This we aim to do by unlocking value from existing operations, brownfield opportunities, Obuasi and other long-term growth projects, including Colombia.

Our organisational and management structure aligns with global best practice in corporate governance. By using our human capital efficiently, group support functions cover planning and technical, strategy, sustainability, finance, human resources, legal and stakeholder relations. The planning and technical functions focus on identifying and managing opportunities, maintaining long-term optionality, and ensuring the optimal use of our intellectual capital through a range of activities that includes brownfields and greenfields exploration as well as innovative research focused on mining excellence.

EXPLORATION

Our exploration programme is aimed at providing an organic growth pipeline to enable us to generate significant value over time.

Greenfields and brownfields exploration takes place in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. AngloGold Ashanti’s discoveries include La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) in Colombia.

GOLD MARKET

Investors added more gold to their portfolios during 2017 as market uncertainty increased and inflation expectations started to rise. Positive momentum held for much of the year, helping to offset the potentially negative impact of anticipated interest rate increases in the US, with the gold price averaging $1,258/oz over the 12 months compared with $1,249/oz in 2016. It touched a low of $1,158 in 2017 and reached a high of $1,348/oz for the year. The gold price closed the year at $1,306/oz. Continued gold investments into portfolios, with inflows into global gold-backed exchange-traded funds totalled $8.2bn or 6.72Moz, compared with 14.18Moz in 2016.

Speculators increased their gold net long position by 7.36Moz year-on-year on the Comex commodity exchange, further underpinning the positive sentiment in the gold market.

Stock markets globally ended the year at or near record highs. The MSCI All-Country World Index gained 22 percent or nine trillion, during 2017, a new high, as global growth accelerated and investors bet on continued improvements to corporate earnings. Additionally, the US Tax Cuts and Jobs Act and the US Federal Reserve’s gradual approach to normalising monetary policy further buoyed equity markets. These record valuations coincided with continued strength in most other asset classes in developed markets, including property, bonds and alternatives like collectibles and cryptocurrencies, though some of the enthusiasm over the latter has waned in 2018.

Monetary policy tightening across the globe pushed up global short-term bond yields while long-term yields remained relatively flat. The US Federal Reserve increased interest rates three times during the year, while the Bank of England lifted its benchmark rate during November for the first time in a decade to 0.50 percent (from 0.25 percent). In March 2017, the European Central Bank (ECB) claimed victory over deflation and signalled that its monetary policy would become gradually less expansionary.

Bond markets remained stable, with increased investments in emerging market sovereign debt, as compared to government debt in developed countries, where yields were down in 2017. As a result, emerging market currencies strengthened and borrowing rates from these countries remain at or near multi-year lows.

In 2017, the global volatility index traded at historically low levels, despite the impact of various political events including geopolitical concerns about a US-led nuclear war with North Korea, political upheaval in Europe with the Catalan separatist movement in Spain, a continued swing to the right in several EU member states and an inconclusive German election.

The US dollar price of gold rose 13 percent from the first to the last trading day of the year, its biggest annual gain since 2010, outperforming most major asset classes (other than stocks). Aside from the tailwinds from geopolitical uncertainty, gold prices were supported by a weakening US dollar and elevated equity valuations, which created concern over a potential market correction. Debt investors were also likely concerned about a record bull market that was threatened by the increasing prospect of a normalisation in interest rates in the US. The geopolitical instability further heightened investor uncertainty and fuelled investments in gold, which remain a hedge against these risks.

Central banks were also very active in the gold market, with Russia increasing its holdings, particularly in the last two months of the year. The central banks remained an important source of demand for gold and net purchases by central banks recorded a gain of 48 percent for the whole of 2017, up 123t to 381t compared to 258t in 2016.

JEWELLERY DEMAND

Jewellery consumption for 2017 was up 13.2 percent compared to 2016, with all major physical consumer regions recording year-on-year gains. India’s jewellery consumption increased by 8 percent in the last quarter of the year, helped by a surge in sales during Dhanteras (the first day of Diwali) and lower prices toward year end. Jewellery fabrication also increased 5.5 percent in 2017 from 2016. Chinese demand slipped 2 percent year-on-year, with ongoing losses in the pure gold segment as consumer preferences continued to shift towards more fashionable pieces with lower gold content. It is worth adding that after posting double-digit percentage declines on average since its 2013 peak, China’s jewellery offtake appeared to have finally stabilised in 2017. Total physical demand increased on an annual basis, with physical demand up 10.6 percent from 3,555.9t in 2016 to 3,931.6t in 2017.

Gold supply was broadly unchanged and mine production rose fractionally to 3,268.7t in 2017 (2016: 3,236.0t), while there was net dehedging of 30.4t. Recycling levels declined by 10 percent year-on-year to 1,160t in 2017 as mine production was offset by reduced hedging activity, while scrap volumes remained flat year-on-year.

COMPETITION

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. For more information on a geographical analysis of gold income by destination, refer “Item 18: Note 2 - Segmental Information”.

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

For more information on the risks and uncertainties associated with AngloGold Ashanti’s mining rights, see “Item 3D: Risk factors”, in particular the risk factors entitled “AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights”, “Failure to comply with laws, regulations, standards and contractual obligations, breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, negative effects on AngloGold Ashanti’s reported financial results, and adversely affect its reputation”, “Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge”, “AngloGold Ashanti’s mineral deposits, Ore Reserve, and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries” and “AngloGold Ashanti’s Ore Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

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

On 27 December 2012, the Minister published the Draft Mineral and Petroleum Resources Development Bill, 2012 (2012 Bill) which sought to amend the MPRDA again and invited the mining industry and interested and affected parties to comment on it by 8 February 2013. On 21 June 2013, a revised version of the Bill (2013 Bill) was introduced to the National Assembly. The 2013 Bill underwent a public participation process and extensive comments were received from the general public. Following a consultative process with the Department of Mineral Resources (DMR), the State Law Advisors and the general public, the Portfolio Committee on Mineral Resources (Portfolio Committee) introduced an amended version of the 2013 Bill to the South African Parliament.

The 2013 Bill seeks to amend the MPRDA and MPRDAA, to, amongst other things:

•	remove ambiguities;

•	provide for regulation of associated minerals, partitioning of rights, and enhanced provisions on mineral beneficiation;

•	promote national energy security;

•	streamline administrative processes; and

•	enhance sanctions.

The 2013 Bill, as currently drafted, contains, amongst others, the following provisions:

•
Applications: The 2013 Bill proposes revising the application system by replacing the "first come, first served" system with a tender and allocation system. This would dramatically affect the way applications are made.

•
Beneficiation: The 2013 Bill extends the concept of beneficiation (which has been defined in the 2013 Bill as "transformation, value addition or downstream beneficiation of a mineral or mineral product (or a combination of minerals) to a higher value product, over baselines to be determined by the Minister, which can either be consumed locally or exported") and would allow the Minister to prescribe the quantities, qualities and timelines at which certain designated commodities must be supplied to local beneficiators at a mine gate price or an agreed price. The reference to the mine gate price appears to suggest companies can recover costs, capital expenditure and make a profit. It is not clear whether the "agreed price" will have general application or whether it will be determined on a case-by-case basis. Another proposed amendment provides that written consent would have to be obtained before exporting of "designated minerals" if the producer or associated company has not offered minerals to local beneficiators. The Minister would have discretion to decide which minerals are to be designated.

•
Residue stockpiles: The MPRDAA's inclusion of residue deposits and residue stockpiles in the definition of land, creating a “statutory accession” of movable dumps back to the land, is discussed above. The 2013 Bill would extend this definition to include historic mines and dumps created before the implementation of the MPRDA. The 2013 Bill also seeks to make these historic dumps subject to the MPRDA by making the working of these dumps subject to a mining right issued under the MPRDA.

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

•
Legislative force of the Charter and Codes: The 2013 Bill proposes amending the definition of "this Act" in the MPRDA so that the MPRDA will include the Revised Mining Charter (defined below), the Code of Good Practice for the South African Mineral Industry (Code) and the Housing and Living Conditions Standard. This would give these documents the force of law.

The 2013 Bill was passed by the National Assembly on 12 March 2014 and passed by the National Council of Provinces (NCOP) on 27 March 2014. The 2013 Bill was sent to the President of the Republic of South Africa (President) for assent. On 16 January 2015, President Zuma referred the 2013 Bill back to the National Assembly to accommodate his reservations around the constitutionality of the 2013 Bill. The 2013 Bill was considered by the Portfolio Committee on Mineral Resources who tabled non-substantial revisions to the 2013 Bill, which revisions were passed by the National Assembly and referred to the NCOP on 1 November 2016. The 2013 Bill is currently being considered by the NCOP select committee on Land and Mineral Resources after undergoing a public participation process on this version of the 2013 Bill.  If the NCOP makes no further changes to the 2013 Bill, and it is sent to the current President, Cyril Ramaphosa, for assent, it is not clear if the current President will view the earlier reservations around the constitutionality of the 2013 Bill to have been addressed and whether the 2013 Bill might be referred to the Constitutional Court of South Africa for a decision on its constitutionality. If the President does assent to the 2013 Bill, either after the NCOP makes substantial changes to the 2013 Bill or not, the 2013 Bill might still be subject to constitutional challenge. President Ramaphosa announced in his State of the Nation Address on 16 February 2018 that processing of the 2013 Bill through both houses of Parliament was at an advanced stage, with an indication by Parliament that the 2013 Bill is expected to be finalised during the first quarter of 2018.

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

Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA, may result in the cancellation or suspension of AngloGold Ashanti’s existing mining rights and may prevent AngloGold Ashanti’s South African operations from obtaining any new mining rights. However, AngloGold Ashanti has not yet received its “Scorecard” from the government assessing its compliance with the requirements of the Charter.

In March 2015, the Minister announced that the DMR and the Chamber of Mines of South Africa had jointly agreed to submit certain matters relating to the interpretation of the Revised Mining Charter, including the qualification of certain historical BBBEE transactions (defined below) for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. Papers were filed by the Chamber of Mines of South Africa and the DMR (the DMR/Chamber of Mines application), but the matter was not heard in court and was subsequently postponed.

Separately, the law firm Malan Scholes launched an application challenging the constitutionality of the Mining Charter and the Revised Mining Charter and requesting that these Charters be set aside. This application was dismissed.

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

On 15 June 2017, the Minister gazetted the Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2017 (2017 Charter), which came into effect on the same day (Reviewed Mining Charter). The Reviewed Mining Charter seeks to align the Revised Mining Charter with the Broad-Based Black Economic Empowerment Act, 53 of 2003, in order to ensure meaningful participation of black people and provide for policy and regulatory certainty to ease the investment in and the development of the mining industry. The Chamber of Mines launched an urgent application to interdict the implementation of the Reviewed Mining Charter and set it aside. The DMR filed papers in court and the urgent application was due to be heard in court on 14 September 2017. However, the Minister and the Chamber of Mines reached an agreement on 13 September 2017 wherein the Minister undertook to suspend the 2017 Charter pending the outcome of DMR/Chamber of Mines application. The DMR/Chamber of Mines application was set to be heard in February 2018, but has now been postponed indefinitely on the basis that the Chamber of Mines has entered into a new round of negotiations with the DMR, facilitated by President Ramaphosa.

In the event that these negotiations are unsuccessful and the court upholds the Reviewed Mining Charter in its current form, existing and new holders of mining rights will need to comply with the requirements stipulated therein. Below are requirements introduced by the Reviewed Mining Charter:

•
The Reviewed Mining Charter introduces the new definition of “Black Person” which it defines as a generic term to mean Africans, Coloured and Indians who are citizens of South Africa by birth or decent; or who became citizens by naturalisation before 27 April 1994 or on or after 27 April 1994 and who would have been entitled to acquire citizenship by naturalisation prior to the date; and juristic persons managed and controlled by Black Persons who collectively or as a group own and control all issued share capital or members’ interest and are able to control the majority of the members’ vote.

•
South African mining companies who held prospecting rights and mining rights prior to the coming into effect of the Reviewed Mining Charter must top up their Black Person shareholding within 12 months of the coming into effect of the Reviewed Mining Charter by four percent in order to achieve 30 percent Black Person (or company) shareholding, to enable meaningful economic participation of black people in the industry.

•
New applicants for mining rights must meet the 30 percent ownership by Black Persons threshold whereby the empowerment partner holding 14 percent ownership, and the community trusts and employee ownership schemes holding 8 percent each.

•	New applicants for prospecting rights must be Black-owned entities (50 percent +1 vote Black person shareholding).

•
The 30 percent Black Person shareholding requirement may be offset by a maximum of 11 percent against its contribution and financial investment in beneficiation in South Africa, subject to certain requirements.

•
Mining companies must procure 70 percent of mining goods (which includes capital goods and consumer goods), 80 percent of services and 70 percent of consumables goods from South African Black-owned entities (50 percent + one vote Black Person shareholding).

•
Non-South African suppliers of capital goods must annually contribute one percent of their annual income generated from local mining companies towards the Mining Transformation and Development Agency (to be established).

•
Holders of mining rights must employ South African based companies to analyse all mineral samples across the mining value chain and may only use non-South African companies with consent from the Minister.

•
Mining companies must achieve a minimum representation of Black People in the following management positions: 50 percent on the Board of directors (25 percent of which must be Black women), 50 percent in executive (25 percent of which must be black women), 60 percent in senior management (30 percent of which must be black women); 75 percent in middle level (38 percent of which must be black women); 88 percent in junior level (44 percent of which must be black women) and 60 percent in core and critical skills. In addition; Black People with disabilities must constitute three percent of all employees.

•
The mining industry must continue to invest up to five percent of its leviable amount (meaning the amount an employer pays to an employee during any month to determine the employer’s liability for employee tax) in skills development activities. two percent of such investment must be paid towards the Mining Transformation and Development Agency.

•
One percent of the annual turnover of mining companies who apply for mining rights after the Reviewed Mining Charter comes into effect must be given the BEE shareholders over and above any distributions to the shareholders of that company. The transitional period in which mining companies must comply with the procurement related provisions Reviewed Mining Charter is three years, with the possibility of requesting a further two years from the DMR to achieve compliance.

The Reviewed Mining Charter states that requirements for ownership, mine community development and human resource development are ring-fenced and require 100 percent compliance at all times.

In addition, mining entities with permits / licences granted under the Precious Metals Act, 2005 and the Diamonds Act, 1986 must comply with following requirements/targets of the Reviewed Mining Charter:

•	exempted micro enterprises must comply with sustainable development and growth of the mining industry targets;

•	small enterprises must comply with employment equity, human resource development, procurement/supplier and sustainable development targets; and

•	medium and large entities must comply with ownership, employment equity, human resource development, procurement/ supplier and sustainable development targets.

The Code

Section 100(1)(b) of the MPRDA obliged the Minister to develop a code of good practice for the minerals industry. On 29 April 2009, the Minister published a Code pursuant to section 100(1)(b) of the MPRDA. The Code is a guiding document and its purpose is to set out administrative principles to enhance implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to measurement of socio-economic transformation in the South African mining industry. The Code does not replace the Charter nor any key legislation and laws relating to the minerals and the petroleum industry but serves as a statement of policy and principles that assists in the implementation of both the MPRDA and the Charter. The Reviewed Mining Charter proposes the repeal of paragraph 3 of the Code which provides for application of the Code of Good Practice for permits/licences granted under the Precious Metals Act, 2005, and the Diamonds Act, 1986.

Environmental laws relating to mining and prospecting

The MPRDAA repealed the sections in the MPRDA that dealt with environmental regulation of mining and prospecting operations. This was the first step in migrating the environmental regulation provisions from the MPRDA into NEMA. NEMA was then amended by the National Environmental Management Amendment Act no. 62 of 2008 and then again by the National Environmental Management Laws Amendment Act 25 of 2014, and now includes provisions to deal with environmental regulation of mining and prospecting which provisions are administered by the Minister of Mineral Resources. In addition, The Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations were published in the government gazette on 20 November 2015 under GNR 1147 Notice 39425 (Financial Provision Regulations, 2015), and now fall under NEMA.

The Financial Provision Regulations are similar to the previous provisions under the MPRDA, some of the significant changes are set forth below:

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

•
before the coming in to effect of the Financial Provision Regulations, 2015 holders could make financial provision for annual rehabilitation, final rehabilitation and post-closure residual impacts and water pumping by adding up the total amount for these three types of rehabilitation and making financial provision in one go using one or a mix of four methods: depositing cash in to the DMR bank account, keeping the amount in a rehabilitation trust in accordance with the Income Tax Act, 1962, obtaining a financial guarantee or a bank guarantee in respect of the amount, or using a method determined by the Director-General (this was not common in practice). Under the Financial Provision Regulations, 2015 if the holder wishes to use a rehabilitation trust in accordance with the Income Tax Act, 1962, the amount in the trust can only relate to financial provision for post-closure residual impacts and water pumping. Holders can no longer make financial provision for annual and final closure through a trust fund;

•	a holder’s financial provision must be equal to the sum of actual costs of implementing all three broad classes of rehabilitation for at least 10 years; and

•
the financial provision liability associated with annual rehabilitation, final closure or latent or residual environmental impacts may not be deferred against assets at mine closure or mine infrastructure salvage value.

Failure to realign to the Financial Provision Regulations constitutes non-compliance with section 24P of NEMA, which would entitle the DMR to issue a directive and failure to comply with the directive is an offence under section 49A(g) of NEMA. A person convicted of an offence under section 49A(g) of NEMA is liable to a fine not exceeding ZAR10 million or to imprisonment for a period not exceeding 10 years, or to both.

The mining industry has raised concerns with the Financial Provision Regulations, 2015 including

•	confusion regarding the applicability of the Financial Provision Regulations, 2015 to applicants and to previous holders;

•	duplicate funding or double provisioning;

•	unclear methods and periods for determining financial provision;

•	legal barriers to use of trust funds;

•	burdensome public consultation and disclosure requirements;

•	transitional provisions and time frames:

•	requirements for an additional 3 (three) plans;

•	over-auditing - time and cost implications; and

•	inclusion of care and maintenance.

On 26 October 2016, proposed Amendments to the Financial Provision Regulations, 2015 were published for comment. The mining industry has been engaging the Department of Environmental Affairs regarding the New Financial Provision Regulations and the proposed Amendments. A revised version of the Financial Provision Regulations was published in November 2017, with a revised compliance deadline of February 2019.

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

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5 percent. A maximum royalty of 7 percent of revenue was introduced for unrefined minerals. Where unrefined Mineral Resource (such as uranium) constitute less than 10 percent in value of the total composite Mineral Resource, the royalty rate in respect of refined Mineral Resource may be used for all gross sales and a separate calculation of EBIT for each class of Mineral Resource is not required. For AngloGold Ashanti, this means that currently the company will pay a royalty based on refined Mineral Resource (as the unrefined Mineral Resource (such as uranium) for AngloGold Ashanti for 2016 constituted less than 10 percent in value of the total composite Mineral Resource). The rate of royalty tax payable for 2016 was 0.50 percent of revenue of the company’s South African operations.

The President appointed the Davis Tax Committee (DTC) to review the current mining tax regime.  In the Second and Final Report on Hard Rock Mining, a DTC report released in November 2017, the DTC recommended an update and refinement of the schedules in the Royalty, suggesting it should form part of regulations made by the Minister in the government gazette rather than forming part of the legislation itself. The DTC called upon the South African Revenue Service to issue a comprehensive interpretation notice on the Royalty Act to dispel industry uncertainty.

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

Land Expropriation

On 27 February 2018, the National Assembly resolved to assign the Constitutional Review Committee (CRC) to review section 25 of the Constitution of the Republic of South Africa (Constitution) and other clauses where necessary to allow the state to expropriate land in the public interest without compensation. The CRC has been given until 30 August 2018 to report back to the National Assembly. This resolution follows the African National Congress’s (ANC) resolution at its elective conference in December 2017 to pursue expropriation of land without compensation in a manner that does not destabilise the agricultural sector, endanger food security or undermine economic growth and job creation.  It is unclear at this stage what recommendations the CRC will make in its report or how the proposed expropriation of land without compensation will affect AngloGold Ashanti’s operations. The MPRDA entrenches a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the mining right holder to own the land on which it conducts operations. Once a mining right is granted, the landowner has no right to refuse the conducting of mining operations on the property in question and is not entitled to compensation from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA.

CONTINENTAL AFRICA

Democratic Republic of the Congo

The mining industry in the Democratic Republic of the Congo (DRC) is currently undergoing a reform as the Mining Code enacted in July 2002 and which, until recently, was the primary regulation in the mining sector, was amended by Law no 18/001, as adopted on 29 January 2018 and as enacted by the President of the Republic on 9 March 2018 (the Reformed Mining Code). The Reformed Mining Code calls for the adoption of regulatory texts, including the amendment and update of the Mining Regulations, originally promulgated in March 2003 to support the 2002 Mining Code. These regulatory texts are being drafted and negotiations between major mining companies and the DRC Government are ongoing in their respect. In its current form, the Reformed Mining Code increases the title holders’ tax burden by widening the basis for and increasing the rate of the mining royalties’ rates (the royalty rate applicable to gold increased from two and one-half percent to three and one-half percent). The Reformed Mining Code also introduces a 50 percent windfall tax and increases customs and other entry and export duties, in addition to introducing a community contribution of 0.3 percent of total turnover. In addition, the Reformed Mining Code calls for an increase of the State’s free carried interest from five percent to ten percent, with an additional five percent being granted to the State upon each renewal of the exploitation permit, and a requirement that at least 10 percent of the share capital of mining companies be held by DRC individuals. Finally, the Reform Mining Code further restricts existing exchange control rules, by requiring that 60 percent of sale revenues be repatriated onshore during the investment amortization period, after which repatriation requirements apply to 100 percent of sales revenues. The Reformed Mining Code also clarifies that the Law n°2017-01 of 8 February 2017 on subcontracting in the private sector, which introduced a more stringent subcontracting regime, fully applies to the mining sector. Discussions are currently ongoing between the mining industry and the DRC authorities as to protection to be afforded to title holders benefiting from a 10-year stability provision under the 2002 Mining Code.

The Reformed Mining Code continues to vest the Minister of Mines with the authority to grant, refuse, suspend and terminate mineral rights, although such authority is to be exercised upon conditions set out in the Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of five years or in the form of mining permits which are granted for an initial period of 25 years. An exploration permit may, at any time before expiry, be transformed partially into a mining licence or a small-scale mining permit. Mining permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of a feasibility study, an environmental impact study and an environmental management plan.

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

To protect and enforce rights acquired under an exploration or mining permit, the Reformed Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitral recourses.

The Reformed Mining Code sets out taxes, charges, royalties and other fees payable to the treasury by a mining title holder in respect of its activities. It also provides for a level of fiscal stability, in that existing tax, customs and exchange control provisions applicable to the mining activities are guaranteed to remain unchanged, for a period of 5 years from the enactment of the Reformed Mining Code.

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

The Government of Ghana agreed that AngloGold Ashanti’s Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance until April 2019, which is 15 years after the completion of the business combination.

AngloGold Ashanti (Ghana) Limited has negotiated a new Development Agreement (DA) and Tax Concession Agreement (TCA) in relation to the Obuasi Mine with government. These agreements, which govern the redevelopment of the Obuasi Mine, have not yet received parliamentary approval. Once approved, the current Stability Agreement will cease to apply to the Obuasi Mine but will continue to apply to the Iduapriem Mine until it expires in April 2019.

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

VAT

In December 2013, the Parliament of Ghana (Parliament) passed an amendment to the Internal Revenue Act, 2000 (Act 592) known as the Internal Revenue (Amendment) (No. 2) Act 2013, (Act 871). This, amongst other changes, increased the withholding tax for goods and services supplied by non-residents, payments to non-resident individuals and payment for management and technical services from 15 percent to 20 percent. A new Value Added Tax Act, (VAT) 2013 (Act 870) imposes a 15 percent VAT payable on goods and services. The National Health Insurance Act 2012 (Act 852) also imposes a two and one-half percent VAT payable on goods and services. The total VAT payable on goods and services is therefore 17.5 percent. The Value Added Tax 2013, (Act 870) extended the coverage of the tax to some business activities which were hitherto outside the tax net. These included the supply of financial services that are rendered for a fee, commission or a similar charge and the manufacture or supply of pharmaceuticals. The implementation of the charging of VAT in relation to these two services has however been suspended until further notice. These taxes do not have an adverse effect on the Company since they do not directly impact its operations.

The Value Added Tax (Amendment) Act, 2017, (Act 948) was passed to amend the Value Added Tax 2013, (Act 870). The Amendment, among other changes, classifies the supply of financial services and gives legal backing to a three percent VAT Flat Rate Scheme (FRS).

The FRS applies to all wholesalers and retailers including suppliers who import to resell on wholesale or retail. Prior to the introduction of the FRS, suppliers were allowed to charge 17.5 percent against the output tax charged on the value of their supplies. However, suppliers are currently prohibited to charge the 17.5 percent under the new scheme. Hence the 17.5 percent is rather inculcated into the price of goods/ products supplied, passing on the costs to the consumer. Thus, goods purchased by AngloGold Ashanti from its suppliers fall within this bracket and have turned out to be more expensive than previously.

The Value Added Tax (Amendment) (No. 2) Act, 2017, (Act 954) was enacted to amend the Value Added Tax 2013, (Act 870) to remove tax on stakes in the National Lotto, to provide for withholding from the payment of VAT to registered VAT traders.

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

The ITA also introduces some variation in the rates of withholding taxes. For example, payments for the supply of services (Payments with a Source in Ghana to Persons Other Than Individuals) has been increased from 5 percent to 15 percent; the withholding tax on resident Directors’ remuneration has been increased from 10 percent to 20 percent; and withholding taxes on natural resource payments and royalties have been increased from 10 percent to 15 percent. This may have an indirect impact on AngloGold Ashanti’s operations as this rate will have a material impact on the margins of suppliers and possibly their working capital. Suppliers may therefore seek to pass this on to AngloGold Ashanti by increasing their fees and charges.

The ITA also abolishes the flat 15 percent rate of tax on capital gains. Capital gains are now to be included in business or investment income and taxed at the applicable income tax rate which, for persons engaged in mineral operations, is 35 percent.

Various amendments were made to the ITA as follows:

•
Income Tax (Amendment) Act, 2015 (Act 902) provides new tax rates on the chargeable income of resident individuals for a year of assessment, introduces a 15 percent withholding tax rate applicable to service fees with a source in Ghana to resident individuals for services other than those expressly provided for under Act 902 and increases the monetary threshold for an individual to whom a presumptive tax applies. Presumptive tax payable on turnover is now three percent of the business where the turnover is more than GHS 20,000 but does not exceed GHS 200,000 (instead of the initial presumptive tax of three percent payable where the turnover was more than GHS 20,000 but did not exceed GHS 120,000); and

•
Income Tax (Amendment) Act 2016 (Act 907) exempts from tax, interest and dividends paid to an investor in an approved unit trust scheme or mutual fund, and also reduces withholding tax on service fees payable by a resident person, other than an individual, to another resident person from 15 percent to seven and one-half percent.

The Income Tax Regulations L.I. 2244 pursuant to the provisions of the ITA was also introduced to reduce the income tax imposed on the wages of casual and temporary workers from the previous rate of seven and one-half percent to 15 percent to a fixed rate of five percent. The rate of tax imposed on the chargeable income of a non-resident temporary worker is 20 percent. A resident temporary worker’s chargeable income is taxed as follows: the first GHS 2,592 is exempt from tax, the next GHS 1,296 is subject to five percent tax, the next GHS 1,812 is subject to 10 percent tax, the next GHS 33,180 is subject to 17.5 percent tax and any amount exceeding GHS 38,880 is subject to 25 percent tax.

Further amendments have been made to the ITA as follows:

•	The Income Tax (Amendment) Act, 2017 (Act 941) provides for the exemption from tax of the gains from the realisation of securities listed on the Ghana Stock Exchange.

•
The Income Tax (Amendment) (No.2), Act 2017, Act 956 provides for accelerated capital allowance for manufacturers and importers of stamping machines for the implementation of the excise tax stamp policy and also exempts from tax for five years, the income of an entrepreneur (who is not more than 35 years old) from the business of manufacturing, information and communications technology, agro processing, energy production, waste processing, tourism and creative arts, horticulture and medicinal plants.

Tax Amnesty Act, 2017 (Act 955) grants amnesty to persons who have failed to register with the Commissioner-General or file their tax returns or pay taxes as required by enactments administered by the Commissioner-General. Under Act 955, the Commissioner-General is prohibited from assessing or recovering taxes, penalties and interests in respect of previous years up to and including the 2017 year of assessment, where the defaulting party on or before September 30, 2018 registers with the Ghana Revenue Authority and files income tax returns for the 2014, 2015 and 2016 years of assessment.

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

•	FEAs and FCAs will continue to be opened and operated as they were before the Notices of February 4, 2014.

•	Except for transfers from FEA to FCA which are still prohibited, all other transfers between accounts are permitted.

•	For the avoidance of doubt:

◦	FCAs shall be fed only with unrequited transfers such as transfers from abroad for investment or embassy transfers.

◦	FEAs shall be fed with foreign exchange generated from activities in Ghana such as proceeds from exports of goods and services.

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

Special Import Levy Act, 2014 (Act 884)

The Special Import Levy Act has extended the application of the National Fiscal Stabilisation Levy to profits before tax up to and including the 2017 year of assessment. The Special Import Levy (Amendment) Act, 2017 (Act 944) was passed to remove the levy payable on some petroleum products, fertilizer and certain types of machinery and equipment.

Customs and Excise (Petroleum Taxes and Petroleum Related Levies) (Amendment) Act, 2014 (Act 886)

The Customs and Excise (Petroleum Taxes and Petroleum Related Levies) (Amendment) Act reversed the excise tax on petroleum products (petroleum, gas oil, residual fuel oil, unified gasoline, kerosene, liquefied petroleum gas and local marine gas) from ad valorem to specific tax.

The Customs and Excise (Petroleum Taxes and Petroleum Related Levies) Repeal Act, 2017 (Act 943) was passed to repeal the Customs and Excise (Petroleum Taxes and Petroleum Related Levies) Act, 2005 (Act 685). Act 685 revised duties, taxes and levies on specified petroleum products.

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

Directive from Commissioner of Customs

A Directive was issued from the Minister of Finance requiring persons who qualify for exemptions from import duties and taxes to make prior payment at the ports and subsequently apply for a refund.

Tax Stamp Policy

This was launched pursuant to the Excise Stamp Act, 2013 (Act 873). Act 873 requires the manufacturer or importer of goods for which Excise Tax Stamp is required to bear the cost of the stamp. The cost of the stamp may be subsidized as the Minister for

Finance may determine. The policy makes provision for the Government to bear the entire cost of the stamp for the first half of the year 2018 and to bear half the cost for the second half of the year. The Government will review its position on the cost burden after 2018.

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

The Energy Sector Levies (Amendment) 2017 (Act 899) amends Act 899 by a downward review of the National Electrification Scheme Levy from five percent to two percent and the Public Lighting Levy from five percent to three percent per price of kilowatts of electricity charged for all categories of consumers.

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

Notification of the Minerals Commission - Expatriate Visitors to Mine Sites

The Minerals Commission issued a directive to all mining companies and mine support service providers to notify the Commission of all expatriate visitors to mine sites pursuant to the Minerals and Mining (General) Regulations 2012 (LI 2173) and the Minerals and Mining (Support Services) Regulations 2012 (LI 2174).

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

Local Governance Amendment Act, 2017 (Act 940)

The Local Governance Amendment Act, 2017 (Act 940) was introduced to restore the President’s discretionary power to revoke the appointment of government appointees to District Assemblies. The Act will also speed up the appointment processes to enable District Assemblies to perform effectively and forestall further delay of appointments to District Assemblies.

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

The Bank of Ghana issued a notice (Notice No. BG/GOV/SEC/2016/02) which, among other things, now allows mining companies to sell the portion of foreign exchange receipts from export that was earmarked for surrender to the Bank of Ghana directly to the commercial banks.

In November 2016, the Ministry of Lands and Natural Resources issued a ministerial directive appointing the Precious Minerals Marketing Company Ltd (PMMC) as designated laboratory for assaying in Ghana. The directive requests all persons holding export licenses for gold to submit all gold to be exported to the PMMC for assay before export. Mining businesses, including AngloGold Ashanti, acting through the Ghana Chamber of Mines are opposed to this and the Chamber has initiated measures to get the directive reversed or modified due to its potential negative impact on mining companies in the region.

Office of the Special Prosecutor Act, 2017 (Act 959)

Act 959 was passed to establish the Office of the Special Prosecutor as a specialised agency to investigate specific cases of alleged or suspected corruption or corruption-related offences involving public officers and politically exposed persons in the performance of their functions as well as persons in the private sector involved in the commission of alleged or suspected corruption and corruption-related offences and to prosecute these offences on the authority of the Attorney General.

Special Petroleum Tax Act, 2014 (Act 879)

A Special Petroleum Tax of 17.5 percent was proposed as part of a rationalisation of the VAT regime and change in the petroleum pricing structure. The tax rate was reduced from 17.5 percent to 15 percent in 2017 pursuant to the Special Petroleum Tax (Amendment) Act, 2017 (Act 942).

Budget Statements

Paragraph 855 of the Budget Statement for 2018 indicates the Government of Ghana’s intention to adopt a policy to leverage Ghana’s gold deposits to attract additional funding for accelerated growth and development and to minimize exposure to the volatile price of gold. The government intends to accomplish this by using factoring (an up-front payment instrument).

The Multilateral Mining Integrated Project (MMIP)

The MMIP is a five-year project underway by the Government of Ghana to address illegal and unsustainable mining practices in Ghana. Commenced in mid-2017, the MMIP “combines a Legislation, Enforcement, Civil, Integrated and Technological Approach (LECITA) as a sustainable and structured yet regimented conjoint concept” to combat with illegal mining. The MMIP involves (i) reviewing and enforcing of the legal and regulatory regime of the small scale mining sector, (ii) reclaiming and rehabilitating degraded lands, (iii) dredging silted estuaries and waterways, (iv) implementing social interventions to facilitate livelihood creation in mining communities, (v) adapting technology to increase mining efficiency, processing, environmental and monitoring activities, and (vi) building the capacity of artisanal and small-scale miners and regulatory institutions.

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

The Mining Code is accompanied and implemented by various implementation decrees. To date, various decrees have been adopted, including decree D/2014/015/PRG/SGG adopting a model of mining convention, dated 17 January 2014, order A/2016/1584/MMG/SGG related to the administration’s capacities for the management of integrated mining projects (PARCA-GPI) and its steering committee, dated 6 June 2016, decree D/2016/163/PRG/SGG on the national agency for the development of mining infrastructures (ANAIM), dated 13 June 2016, and decree D/2016/215/PRG/SRG on the appointment of executives to the Ministry of Mines and Geology, dated 8 July 2016. In 2017, the modalities regarding the use of the mining companies’ financial contribution to the development of the local communities and the rules applying to the Local Development Fund (Fodel) created under the Mining Code have been enacted through the adoption of decree D/2017/285/PRG/SGG setting the conditions for the constitution and management of the Fodel, dated 31 October 2017 and the joint order A/2017/6326/MMG/MATD/SGG setting out the conditions for the use, management and control of the Fodel, dated 22 November 2017. Also, a joint order AC/2017/3228/MATD/MMG/SGG updating the act on the establishment, attribution and functioning of the coordination committees in mining communities (CCLMS), dated 21 July 2017 has been issued by the Ministry of Territorial Administration and Decentralisation and the Ministry of Mines and Geology. The main purpose of the CCLMs, in which all concerned mining companies are represented, being to prevent and settle disputes that may arise in mining communities.

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

•
the Republic of Guinea is entitled to a royalty on gold of five percent based on a spot gold price as per LBMA fixing (PM) up until the date of steady state commercial production of the first phase of the Expansion, after which the royalty rate applicable to gold will vary depending on threshold prices as per LBMA fixing (PM), namely: three percent if the gold price is USD 1,300 or less, five percent, if above USD 1,300 and up to USD 2,000 and seven percent if above USD 2,000;

•	SAG will enjoy a 5 year income tax holiday as and from the beginning of steady state commercial production of the first phase of the Expansion, after which the income tax rate is set at 30 percent;

•	a local development tax of 0.4 percent is payable on the sale price for gold and silver received by SAG up until 31 December 2027, after which it will be increased to 0.6 percent;

•	salaries of expatriate employees are subject to a 10 percent income tax;

•	goods imported into Guinea for purposes related to the construction and commissioning of the first phase of the Expansion are exempt from all customs taxes and duties; and

•	SAG is committed to adopting and progressively implementing a plan for the effective rehabilitation of the mining areas disturbed or affected by its operations.

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

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued (subject to the developments regarding the permit for Yatela, below). Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively. Morila’s Exploitation Permit covers approximately 200 square kilometres and was issued on 4 August 1999. Sadiola’s prospecting and exploitation agreement covers approximately 303 square kilometres and was originally entered into on 5 April 1990.

Yatela has begun the implementation of a closure plan in order to relinquish the property. In parallel, discussions have been ongoing for the Government of Mali to take over the residual operations as well as the implementation of the closure plan. In the course of these discussions, an administrative error occurred, leading to the cancellation of Yatela’s permit through decree 2017/0613/PM-RM dated 28 July 2017, notified to Yatela on 5 October 2017. Attempts have been made to correct this error, notably through decree 2017-00951/PM-RM dated 28 November 2017 which purports to abrogate the 28 July 2017 cancellation decree. This measure is considered to be insufficient and other legal options are being explored in collaboration with the Malian authorities to cure this administrative error and to fully restore the permit for Yatela.

Tanzania

Mineral rights

Mineral rights in the United Republic of Tanzania are principally governed by the Mining Act of 2010 (Tanzania Mining Act), as amended in 2017, and the Mining Regulations, 2010 (Tanzania Mining Regulations), as amended in 2018, which include: Mining (Mineral Rights) Regulations 2018; Mining (Environmental Protection For Small Scale Mining) Regulations 2010; Mining (Mineral Beneficiation) Regulations 2018; Mining (Minerals and Mineral Concentrates Trading) Regulations 2018; Mining (Safety, Occupational Health and Environmental Protection) Regulations 2010; Mining (Radioactive Minerals) Regulations 2018, Mining (Local Content) Regulations, 2018, the Mining (Geological Survey) Regulations, 2018, and the Mining (Audit and Inspection of Records) Regulations, 2018.

The Tanzania Mining Act and the Tanzania Mining Regulations came into force in November 2010 followed by amendments to the Mining Act of July 2017 and subsequent amendments to the Tanzania Mining Regulations in January 2018. Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right licence granted, or deemed to have been granted, under the Tanzania Mining Act or its predecessor acts.

To enable a company to prospect or mine, the Ministry of Minerals (MEM) initially grants an exclusive prospecting licence. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MEM may then grant a form of licence for mining. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programmes, environmental compliance and the payment of royalties.

The following licences can be applied for under the Tanzania Mining Act:
Licences for Exploration:

•	prospecting licence; and

•	gemstone prospecting licence.

Licences for Mining:

•	special mining licence (if the proposed capital investment is equal to at least US$100 million);

•	mining licence (if the proposed capital investment is equal to between $100,000 and $100 million); and

•	primary mining licence (reserved for Tanzanian citizens).

Licences for Ancillary Activities:

•	processing licence;

•	smelting licence; and

•	refining licence.

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

An application for a prospecting licence is made to the Mining Commission and the licence is valid for a period of four years. After the initial term, the licence is renewable for a further period, but there is no option to renew after the first renewal. Upon each renewal, 50 percent of the area covered by the licence must be relinquished. A company applying for a prospecting licence must, amongst other things, state the financial and technical resources available to it.

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

Except in the case of a special mining licence, a mineral right may be freely transferred by its holder (in whole or in part) to another person or entity without requiring consent from the MEM. However, the Mining Commission must be notified of any transfer of a prospecting licence and will refuse to register the transfer unless the transferee proves that it meets the financial and technical capability criteria required to apply for such licences. The grant and assignment of a special mining licence generally requires the approval of the Cabinet after the Mining Commission has forwarded the application to the Minister for further approval. There are limited exceptions to the requirement for the licensing authority’s consent (such as transfers to an affiliate company of the licence holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations).

Special mining licences have certain fiscal and other advantages over mining licences, as the holder of a special mining licence may enter into a mining development agreement with the Government of Tanzania (GoT) to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts and a special mining licence holder may, in certain circumstances, unilaterally amend the programme of the mining operations agreed with the MEM.

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

Further, the Non-Citizens Act introduced the Short-Term Permit (STP). The STP is granted to non-citizens who wish to work in the country for a period of not more than six months; foreigners intending to work in Tanzania for more than 3 months are required to apply for an STP. The application for STP is made to the Ministry of Labour and Employment.

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

The Committee has powers under the TEI Act to impose obligations on specified extractive industries and statutory recipients to receive information on reconciliation on payments made and revenues received by the GoT. In addition, an extractive industry is required under the TEI Act to submit to the Committee annual reports containing information on local content and corporate social responsibility.

Amendment of the Tanzania Mining Act and the Mining Regulations

The Tanzania Mining Act (Mining Act) was amended in July 2017 followed by an amendment of the Mining Regulations in 2018, together with an Executive Order introducing the following:

•	Dissolution of the Tanzania Minerals Audit Agency (TMAA). All of TMAA’s functions and powers are now transferred to the Geological Survey of Tanzania (GST).

•
Dissolution of the Mining Advisory Board and introduction of the Mining Commissions. The functions and powers of the Mining Advisory Board have been taken over by the Mining Commissions including the functions of the Commissioner for Minerals. However, the Mining Commissions have been made responsible for matters related to auditing and monitoring of mineral production in Tanzania. The Mining Commissions have powers to audit quality and quantity of mineral produced and exported by mining entities, financial records of mining entities for the purposes of tax assessments, and environmental management expenditures of the mining entities for the purpose of assessment of compliance to the mine closure plan. Mineral rights holders were required to submit all geological information in their possession to the GST.

•
A local content requirement for procurement of goods and services: the Mining Act requires that mining companies must give: (i) first consideration to good and services provided or manufactured in Tanzania where they meet mining industry specifications (established by the Standards Authority / internationally acceptable standards), (ii) first consideration for employment to qualified Tanzanians and (iii) adequate provision for on-the-job training of Tanzanians. Specific minimum local content thresholds are specified in Schedule 1 to the Mining Regulations. These will be determined by the Commission alongside the work programme. The Minister may prescribe additional minimum local content thresholds.

•
Mining Licence: To qualify for holding a Mining Licence in Tanzania, five percent of a licensee’s equity must be held by Tanzanians, with 80 percent of its managerial positions held by Tanzanians and 100 percent of other positions held by Tanzanians), in addition to the shareholding of the GoT pursuant to Section 10 of the Mining Act (i.e. free carried interest). This amount is determined, and may be varied, by the Minister.

•
Establishment of the Local Content Committee (LC Committee) which will oversee the implementation of the Mining Regulations and which comprised of a member of the Commission, the Director of Labour and Employment, a member of the Tanzania Private Sector Foundation, the CEO of the Geological Survey of Tanzania, the head of legal services at the Ministry for Minerals and the Executive Secretary of the Commission. The LC Committee sets minimum standards for local content plans and reports to the Commission.

•	Cancellation of retention licences; right over these revert to the GoT.

The Mining (Minimum Shareholding and Public Offering) Regulations, 2016 came into force by Government Notice No. 286 published on 7 October 2016 and revised by amendment on 24 February 2017. On 10 January 2018, the GoT published its new Mining Regulations, 2018, which contain, amongst others, the implementation provisions of the amended Mining Act.

The regulations set out the requirement to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock Exchange, which will apply to companies that are carrying out large scale mining operations. The regulations also require all existing holders of a special mining licence to list a minimum of 30 percent of their shares on either the Main Investment Market or the Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within six months of the regulations coming into force, which was on 24 February 2017. However, we believe the listing requirement conflicts with the development agreement.
Along with other major mining companies, AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the GoT to gain assurances that the Geita Gold Mine will not be affected by these legal and fiscal changes, given the Mine Development Agreements which guarantee fiscal and regulatory stability as well as agreement between all parties before material legal and regulatory changes are made. As a precautionary step to safeguard its interests, AngloGold Ashanti has commenced international arbitration proceedings against the GoT in connection with the enactment of this legislation, as first announced in July 2017.

The arbitration action against the GoT seeks declaratory relief in accordance with the terms of the Mine Development Agreements to preserve the companies’ and their shareholders’ rights and interests in the Geita Gold Mine, including confirmation from the GoT that the companies are exempt from the listing requirement. The arbitration proceedings also seek to confirm that AngloGold Ashanti does not, as a result of its existing mining agreements, fall within the scope of the new mining legislation, under which the GoT has the right to renegotiate existing mining agreements at its discretion, the right to receive free-carried interest of no less than 16 percent in all mining projects, the right to acquire up to 50 percent of any mining asset commensurate with the value of tax benefits provided by the owner of the asset and which includes an increase in the rate of revenue royalties from four to six percent. AngloGold Ashanti can provide no assurance that the new mining legislation, including the listing requirement, will not apply to its operations in Tanzania and the outcome of the arbitration action may have a material adverse impact on the company’s results of operations and financial condition.

Environmental Impact Assessment Regulations

The Environmental Management (Fees and Charges) (Amendment) Regulations, 2016 (the Regulations) which came into effect on 2 May 2016 introduced new fees in relation to the review of the Environmental Impact Assessment on projects by the National Environmental Management Council (NEMC). According to the Regulations, the fees involved are ‘0.1% of the total project costs’. However, the Regulations have not defined the phrase ‘project cost’ nor have they provided a detailed breakdown on the determination of the project cost.

Natural Resources Legislation in Tanzania

The government of Tanzania enacted two Natural Resources laws that came into force in July 2017. The two laws are The Natural Wealth and Resources Contracts (Review and Re-negotiation of Unconscionable Terms) Act, 2017 and The Natural Wealth and Resources (Permanent Sovereignty) Act, 2017 (together, the Natural Resources laws).

The Natural Resources laws require that all arrangements or agreements that relate to “natural wealth and resources” are subject to review by the National Assembly. In the review, all unconscionable terms as interpreted in accordance with the law are expunged from the agreement. The laws also require that new natural resources agreements to be reviewed by the Government.

In addition, under the laws, disputes over natural wealth and resources will not be subject to any proceedings in any foreign court or tribunal. Accordingly, companies are now required to adopt Tanzanian law and local dispute resolution in all mining agreements. Every undertaking must demonstrate “guaranteed returns into the economy” from all earnings accrued or derived from such extraction, exploitation or acquisition and use. In addition, to ensure that the Government and the people of Tanzania obtain equitable stake in the exploitation of mining resources, all project earnings must be retained in Tanzanian banks.

AUSTRALASIA

Australia

In Australia, with a few exceptions, all onshore minerals are owned by the Crown. The respective Minister for each state and territory is responsible for administering the relevant mining legislation enacted by the states and territories.

Native Title legislation applies to certain mining tenements within Australia. Australia recognises and protects a form of Native Title that reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should Native Title claims or determinations exist, certain Native Title processes and procedures will apply under the Native Title Act 1993 (Cth) before the tenure is granted. Tenure may be granted subject to conditions relating to Native Title rights. In the mining context, Native Title matters are managed as part of the tenement grant process. If disputes arise in relation to the grant of a particular tenement, they can be referred to the National Native Title Tribunal, established under the Native Title Act, for resolution. Native title legislation also provides a framework for compensation to be paid for acts that affect native title rights and interests. Ordinarily, the relevant Commonwealth or State government is liable to pay compensation for acts attributable to it. However, under the Mining Act 1978 (WA) liability for compensation associated with native title can be passed back to the holder of a mining tenement at the time of a determination of native title compensation.

State and territory Aboriginal and non-Aboriginal heritage laws operate in parallel to the Native Title legislation. They exist predominantly for the purposes of managing the impact of developments on sites, objects and areas of heritage significance. Where an area of heritage significance is placed on the national or world heritage registers, federal approval processes may also apply. To date, there has not been any significant impact on any of AngloGold Ashanti’s tenure due to Native Title or heritage legislation.

AngloGold Ashanti’s operating properties are located in the state of Western Australia where tenure is issued under, and mining operations are governed by, the Mining Act 1978 (WA). The most common forms of tenure in Western Australia are exploration and prospecting licences, mining leases, miscellaneous licences and general purpose leases. In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit in the area covered by the exploration licence and complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to be granted a mining lease which gives the holder exclusive mining rights with respect to minerals on the property. In Western Australia, a general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plants in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

Mining tenements will be granted with endorsements and conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the state, territory or federal environment minister, which may require completion of an environmental impact assessment pursuant to applicable protection legislation prior to commencement. Further, an operating licence under the relevant environmental protection legislation in the state or territory may also be required for certain mine processing or mining-related operations. Depending on the jurisdiction, a further separate approval may be required for the removal of native vegetation within the tenement.

It is possible for an individual or entity to own an area of land for infrastructure purposes and for another individual or entity to be granted the right to explore for or mine any minerals located on or under the surface of the same area. The maximum initial term of a mining lease in Western Australia is 21 years and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective state or territory’s minister responsible for mining rights. In Western Australia, mining leases can only be assigned with the prior written consent of the minister.

Government royalties are payable by the holder of mining tenure in respect of minerals obtained from the relevant area of land at the rates specified in the relevant legislation in each state or territory. The royalty on gold production in Western Australia is payable quarterly at a fixed rate of 2.5 percent of the royalty value of gold metal produced. The royalty value is calculated by multiplying the amount of gold produced during a given month by the average gold spot price for that month. In addition, the holder of a mining tenement is required to pay annual rent in respect of the tenement. In Western Australia there is a minimum annual expenditure requirement for prospecting and exploration licences and mining leases. Exemptions from the expenditure requirement can be obtained if certain conditions are satisfied.

AngloGold Ashanti has been granted 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations and accordingly it has, together with its joint venture partners where applicable, the exclusive right to mine in those areas. Both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia. At Sunrise Dam the deposit is now situated upon two mining leases covering approximately 7,808 hectares and another mining lease of 1,768 hectares contains related infrastructure. Both leases are currently in good standing, with expiry dates in 2038. At Tropicana, the deposit is situated upon a single mining lease covering approximately 27,228 hectares, which is currently in good standing, with an expiry date in 2036.

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

In addition to the Argentinean Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196, as amended, and related legal provisions) being the most important one. Such incentives include, amongst others, import duty exemptions, accelerated depreciation of fixed assets, a 3 percent cap on Provincial royalties set at pit-head value on the mineral extracted, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-year stability as to the tax burden on the project and the customs and foreign exchange regimes and duties. Cerro Vanguardia S.A. obtained its tax, customs and foreign exchange stability certificate in 1996.

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

On 27 December 2011, the Argentinean National Congress passed Law 26,737 which implemented a set of rules restricting the ownership of rural land by foreigners (including foreign individuals or any kind of legal entity controlled by foreign individuals or legal entities). The main restrictions are as follows: (i) foreigners cannot own in the aggregate more than 15 percent of the entire rural land of Argentina, the same cap being applicable to each province and municipality; (ii) foreigners will not be allowed to purchase more than 1,000 hectares in the so-called “zona núcleo”, which comprises the main agricultural areas of central Argentina or an “equivalent” surface depending on the location of the land and its productive potential; and (iii) foreigners will not be allowed to buy land that contains, or is adjacent to, relevant and permanent water bodies (such as rivers and lakes). Although exploration permits and mining concessions are not the subject matter of the restrictions placed by this law, certain rights granted to foreign mining companies under the Argentinean Mining Code may be restricted by this new law. For example, the right that holders of mining concessions currently have to force the surface owner to sell the land to the holder of the mining concession might be restricted if the concession holder is a foreign individual or a legal entity controlled by foreigners.

Ten provinces in whose territories the main mining projects of Argentina are located, signed a document with the Federal Government entitled Federal Mining Agreement (FMA). The purpose of the FMA is, amongst other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, amongst them the Santa Cruz Province (through Fomicruz), in which the Cerro Vanguardia project is located. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programmes. Increase in royalty rates is not specifically contemplated in the FMA. The Provinces that signed the FMA had previously formed a special association of provinces, supported by the National Government. As the FMA has not yet been converted into law by the National Congress, its provisions are neither binding nor enforceable.

In Argentina, the current regulatory regime of royalty payments is expected to change and several different options and payment thresholds have been discussed. In December 2012, the Santa Cruz Province changed the mining royalty from one percent to three percent calculated at pit-head value of the mineral extracted thus bringing it to the cap of the Mining Investment Law.

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

In Brazil, the National Mining Agency (ANM) is the state body within the Mines and Energy Ministry (MME) that is responsible for: (i) the registration of mining titles, (ii) the grant of authorisations and concessions, (iii) the supervision of mining activities and mining titleholders, and (iv) the issuance of supplementary rules in relation to mining activity.

Under the current Mining Code, there are two kinds of mines: (i) claimstake mines (Minas Manifestadas), for which rights were acquired before 1934 and exist independently of any mining licence or authorisation from the Federal Government and for which the Mineral Resources constitute property of the landowner and (ii) granted mines, which are those that rely on grants from the Federal Government for mineral exploration or exploitation (pursuant to the Constitution of 1988). AngloGold Ashanti’s operations in Brazil consist of both claimstake mines and granted mines.

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

Mining activities in granted mines must be performed in two defined stages: (i) exploration, which entails defining and evaluating the deposit and determining the feasibility of exploitation, and (ii) exploitation, which involves coordinating operations aimed at the industrial exploitation of the mineral deposit, from the extraction of useful minerals to their processing. Exploration authorisations issued by ANM are valid for one to three years. Extensions can be obtained if necessary, as long as it is justified. In contrast, exploitation rights, once granted, are valid for the lifetime of the deposit, provided the mining titleholder complies with all legal requirements. Pursuant to these requirements, for example, titleholders must (i) start work on mineral exploitation within six months from the date of publication of the Exploitation Concession, (ii) continue their mining activities until the mineral deposit has been exhausted, in accordance with the Economic Exploitation Plan (Plano de Aproveitamento Econômico) approved by ANM and (iii) refrain from suspending mining activities without prior notice to ANM.

During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (TAH - Taxa Annual por Hectare), subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources (CFEM - Compensação Financeirapela Exploração Mineral). The CFEM which is one and one-half percent for gold is currently calculated based on revenues.

At the end of 2011 and the beginning of 2012 the states of Minas Gerais, Pará, Amapá and Mato Grosso do Sul each created a new tax (duty) on research, extraction and exploration activities as well as on the use of Mineral Resource carried out in those states. This tax could range from BRL3.00 to BRL6.50 per ton. In the states of Minas Gerais and Goias, however, gold ore was exempted from the collection of this new duty.

Potential regulatory changes

Changes to the mining legislation were submitted in 2013 and 2017 to the National Congress for discussion and consideration. Its goals would be to (i) strengthen the role of the Federal Government in regulating the mining industry, (ii) attract more and better investments to the mineral sector, (iii) encourage maximal use of Ore Reserve, and (iv) encourage members of the industry to add value to mineral products.

The government’s proposals have institutional, legal and financial facets. Institutionally, the proposals would create a National Council of Mineral Policy to advise the Presidency of Brazil and the MME on, and develop guidelines and directives for, the mining sector.

Legally, the proposals would change the rules applied to mining titles access. While exploration authorisations would be effective for a longer period of four years, they would be renewable only once, as long as the company is able to justify the renewal to the authorities, who would make a discretionary decision as to whether to approve the request. Companies would also have to demonstrate that they are investing in exploration activities on a yearly basis. On the hypothesis that the access to the area is prevented by either landowners or the ability to obtain an environmental license through no fault of the company, the authority would extend the deadline as many times as necessary.

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

As of the end of 2017, most of the changes in the legislation initially suggested were not approved, however, this legislation may be reintroduced in the same or similar form in the future.

Colombia

Land ownership and mining rights

The Colombian Constitution declares that the sub-soil and the non-renewable natural resources located within the Colombian territory are the property of the Colombian State. The underlying principle of Colombian mining legislation for the granting of mining concession contracts is first come, first served. Mining activities are regulated by the Mining Code, Act 685, 2001.

The filing of an exploration and exploitation proposal triggers a right of preference to obtain rights over the targeted area, provided it is available. Such area cannot exceed 10,000 hectares. Upon receipt of a proposal, the relevant government agency determines whether another proposal or contract already governs the area. If there are no pre-existing claims, the government agency grants the applicant a “free area”.

The concession contract

The government agency grants exclusive concession contracts for exploration and exploitation. Such concessions allow concessionaires to conduct the studies, works and facilities necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover the costs associated with potential environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding proposed works and facilities. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g. exploration, construction, exploitation. The company must comply with these timelines unless performance is suspended, for example, due to force majeure or extensions/modifications to the timelines. Force majeure was declared at the La Colosa project, stopping all activities, following the outcome of the plebiscite held on 26 March 2017 in the Colombian municipality of Cajamarca, which hosts the La Colosa exploration site. The grant of force majeure is for one year and will expire in June 2018, after which such declaration will need to be extended.

If the company does not comply with the specified timelines for the completion of the various phases of a mining project, the mining authority may revoke the company's concession contracts or mining licenses. AngloGold Ashanti Colombia S.A. (AGAC) applied for consolidation of its concession contracts related to La Colosa, in respect of which AGAC was not in compliance with some of the specified timelines.  The application for consolidation was approved in March 2017, which remedied the non-compliance of each consolidated concession and reset the specified timelines. La Colosa has a single concession which covers a total area of 9,210 hectares and expires on 28 February 2037.

In order to obtain an authorization from the National Environmental Licensing Authority of Colombia to carry out the Project, the Company must prepare an Environmental Impact Study for approval by this authority.

Environmental licenses are granted for the entire life of the project and cover all phases: construction, assembly, operation, maintenance, dismantling, final restoration, abandonment and / or termination.

The initial term of concessions is 30 years. To receive an extension, a concessionaire must file a request two years before the termination of the initial term, and must substantiate the application with economic, environmental and technical information. Because the extension is not automatic, the concessionaire must renegotiate the conditions of the contract. Any company holding a concession that wishes to obtain a renewal of the contract must be up to date in all its legal and contractual obligations and must present a new plan of works and facilities to be implemented after the contract is renewed. The term of a concession and all the contractual obligations that arise from it are deemed to take effect as of the date of registration of the contract at the National Mining Register.

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

There are some areas where mining activity is prohibited. These areas are:

•	National parks;

•	Regional parks;

•	Protected forest reserves;

•	Paramos (included in Act 1382, introduced in 2010); and

•	Wetlands, pursuant to the Ramsar Convention.

Some forest reserves are not “protected”, but are set aside for active forestry purposes. Such forest reserves must be “extracted” after initial prospection, meaning that the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities. In addition, Resolution 187/2016, passed by the federal government in late 2016, identifies areas that the Ministry of the Environment has determined to be “paramos” areas, or paramos transition areas. In these areas there are limitations on industrial or commercial work being performed, including mining. The regulation also specifies a process to determine what work, if any, can be performed in a paramos-designated area. Certain areas designated as “paramos” are within the mining footprint currently envisioned for La Colosa. AGAC is evaluating the impact of the Resolution 187/2016, if any, to the current plan for La Colosa. Further, the company is working with the federal government to determine if the designations contained in Resolution 187/2016 are technically accurately and legally defensible, and what the process will be to determine what work, if any, can be performed in certain paramos areas.

Cannon fees and royalties

Cannon fees are due from the moment the moment the concession contract is registered with the Mining Register. Such fees change based on the number hectares held by the concessionaire, as follows:

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

United States of America

Nevada

Mineral and surface rights in the United States are owned by private parties, state governments, or the federal government. The majority of land utilised for precious metals exploration, development and mining in the western United States is owned by the federal government, and often the state government will have an ownership interest in minerals, regardless of whether the state is the surface owner. The right to mine on such federal land in western states is governed by the General Mining Law of 1872, as amended (General Mining Law). The General Mining Law allows mining claims on certain federal lands upon the discovery of a valuable mineral deposit and proper compliance with claim location and maintenance requirements.

In Nevada, AGA (U.S.A) Exploration, Inc. is advancing a joint venture property on federal lands through an Earn-in Option Agreement for 277 mining claims, covering an area of approximately 5,700 acres. On these lands, AngloGold Ashanti (U.S.A.) Exploration, Inc. is currently engaged in early-stage exploration activities that include, but are not limited to, geological and spectral mapping, surface geochemical sampling, and RC and/or diamond drilling.

Mineral exploration activities in Nevada are also generally subject to applicable federal, state, and local permitting requirements, but the specific regulatory authorizations required for the company’s activities are based on the nature and location of the exploratory work.  AngloGold Ashanti (U.S.A.) Exploration, Inc.’s Nevada operations are currently conducted under what is generally referred to under federal law as a notice-level operation subject to 43 Code of Federal Regulations Section 3809.21.  The federal Bureau of Land Management (BLM) issued a Notice of Decision approving these exploration operations on 1 November 2017.  The BLM determined that the operations would not cause unnecessary or undue degradation as defined under 43 Code of Federal Regulations Section 3809.5. An amendment to the project was approved by a BLM Notice of Decision dated 31 January 2018.  The Notice of Decision requires reclamation of the drill pads and roads, including the reseeding of disturbed lands. The Notice of Decision also set the financial guarantee amount for reclamation. The Notice of Decision includes a two-year term from the date of 1 November 2017.

Nevada’s Bureau of Mining Regulation and Reclamation (BMRR) also regulates mining within the state.  Exploration projects of five acres or less, the scope of a notice-level operation under federal law, are exempt from BMRR regulation. AngloGold Ashanti’s current exploration program falls within this exemption.

Minnesota

In Minnesota, AngloGold Ashanti Minnesota, Inc. is undertaking early-stage reconnaissance exploration activities to determine the potential for gold mineralization in the northern counties of Minnesota. Minnesota uses a leasing system for state-owned minerals. Under this system, qualified applicants can obtain a nonferrous metallic mineral lease for a 50-year term that grants the company the right to explore, mine, and develop minerals, subject to applicable environmental review and permitting requirements. AngloGold Ashanti Minnesota, Inc. holds a total of 271 state mineral leases administered by the Minnesota Department of Natural Resources. These state mineral leases encompass an area of approximately 106,000 acres. The company’s exploration activities on these lands include regional geophysical surveying, surface geological mapping, rock chip and glacial till sampling, and roto-sonic drilling.

Mineral exploration activities in Minnesota are generally subject to applicable federal, state, and local permitting requirements, but the specific regulatory authorizations required for a company’s activities are based on the nature of the exploratory work. Before conducting mineral exploration activities on state lands, a company must hold a state mineral lease and obtain approval from the Minnesota Department of Natural Resources of an exploration plan of operations. AngloGold Ashanti Minnesota, Inc. currently holds state mineral leases for the state lands on which it is conducting its operations and has obtained agency approval for its current exploration program. In addition, AngloGold Ashanti Minnesota, Inc. must maintain its registration as an exploratory borer and provide the requisite advance notice of any drilling activities to the Minnesota Department of Health. For its currently approved exploration program, AngloGold Ashanti Minnesota, Inc. has no present obligation to complete environmental review, obtain environmental permits, or submit any financial assurance or bonds. The company must comply with the terms of its leases and the conditions of its approved exploration plan of operations, including reclamation of its drill sites. Any potential future exploration programs may, depending on their scope, be subject to additional environmental review and permitting requirements, but these requirements are generally less extensive than those required for mineral development. In the event the company decides to proceed with mineral development within the state of Minnesota, it will need to complete an Environmental Impact Statement and obtain a variety of federal, state, and local permits, including a Minnesota permit to mine and environmental permits relating to water quality, air quality, wetlands, and other permits typically associated with mining projects.

Potential regulatory changes

Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law and other federal statutes. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in extended permitting timelines, and granting counties the ability to petition the Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. The U.S. Environmental Protection Agency has also proposed potential revisions to financial assurance requirements relating to mineral development activities.

In Minnesota, the state legislature and various state agencies have also considered potential changes in statutes and regulations governing mineral exploration and development activities. These potential changes include revisions to relating to species, cultural resources, and water quality protection.

AGA is currently unaware of any new Federal or state legislative or regulatory changes or rule-making that has been proposed or enacted that would adversely affect its current exploration programs. If any of the above-referenced provisions were adopted in the future, the company’s operations in Nevada and Minnesota could be adversely affected.

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

AngloGold Ashanti revised its group closure planning management standard in 2013 and all of its operations are required to comply with the standard, as well as applicable law and regulations as their closure plans are reviewed and updated.

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

The company’s closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different issues are raised which require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Communities also require information on the company’s rehabilitation of the landscape and on any lasting environmental impacts. Long-term remediation obligations, including decommissioning and restoration liabilities relating to past operations, are based on environmental management plans and compliance with current environmental and regulatory requirements.

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

Provisions for decommissioning and for restoration (excluding joint ventures) increased from $705 million in 2016 to $724 million in 2017. This change mainly relates to changes in discount rates based on global economic assumptions and changes in mine plans, resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. At 31 December 2017, the environmental rehabilitation provision was $695 million. The balance of the rehabilitation provision of $29 million was included under “Non-current liabilities held for sale” in the statement of financial position.

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

Regulatory Compliance

Capital and operating costs to comply with EHS laws and regulations have been, and are expected to continue to be, significant to AngloGold Ashanti. In addition, AngloGold Ashanti could incur fines, penalties and other sanctions, environmental clean-up costs, and third-party claims for personal injury or property or natural resources damages; suffer reputational damage; and be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations or liabilities under EHS laws and regulations. Failure to comply with applicable EHS laws and regulations may also result in the suspension or revocation of permits and, in some jurisdictions, our right to mine a given concession. AngloGold Ashanti’s ability to obtain and maintain permits and other approvals and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities. In addition, unknown environmental hazards may exist at the company’s properties which may have been caused by previous owners or operators.

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

The impact of a breach, leak or other failure of a tailings storage facility can be significant, and the company therefore monitors such facilities closely in accordance with the company’s internal standards, independent review, national regulatory requirements and commitments made to local communities. The occasional well-publicised failure of a third-party tailings facility and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at the company’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, and claims for property or natural resources damages and personal injury and negative press coverage. An incident at another company’s operations has potential to result in governments tightening regulatory requirements applicable to mining operations generally and restricting other mine operators in response.

Groundwater Impacts and Environmental Remediation

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact and to find sustainable remediation solutions. Based on those studies as well as discussion with regulators, the company has taken steps, including monitored natural attenuation and phyto-technologies, to address soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made at this time for the obligation. Should these obligations be significant, this could have a material adverse impact upon AngloGold Ashanti’s results and its financial condition.

As AngloGold Ashanti or its predecessors have a long history of mining operations in certain regions, issues may arise regarding historical environmental impacts on those areas, for which AGA, as the current owner/operator, may be legally responsible.

In addition, AngloGold Ashanti identified a flooding and future pollution risk to deep groundwater in the Far West Rand goldfields in South Africa. AngloGold Ashanti’s operations are part of the Far West Rand goldfields. The premature closure of neighbouring mines owned by other mining companies in the area led to increased pumping obligations on AngloGold Ashanti to address water infiltration into AGA’s mines, including additional legal requirements associated with construction, litigation and permits, which increased costs for the group.

In the West Wits district, after Blyvooruitzicht Gold Mining Company was placed in provisional liquidation in August 2013, AngloGold Ashanti secured a court order for unfettered access rights to Blyvooruitzicht 4 and 6 shafts to continue the pumping of underground water. AngloGold Ashanti then purchased from Blyvooruitzicht the rights of access to the 4 and 6 shafts as well as the relevant infrastructure to continue pumping underground water and transferred the assets and rights to its newly incorporated subsidiary Covalent Water Company. In November 2014 the Department of Water and Sanitation issued a directive directing AngloGold Ashanti through Covalent to dewater 4 and 6 shafts and discharge the water. AGA continues to comply with the directive.

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

As a result of commitments made at the UN climate conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the December 2015 Conference of the Parties in Paris (COP 21). The Paris Agreement came into force in November 2016. Additional measures addressing GHG emissions may be implemented at the national or international levels. The outcome of the climate change proposals may, in due time, have the effect of requiring AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions allowances or taxes including through costs passed on by electricity utilities which supply the company. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these obligations is through state-level implementation of new emissions or financial obligations pursuant to evolving climate change regulatory regimes.

For example, in South Africa, National Treasury issued the Second Draft Carbon Tax Bill on 14 December 2017. South Africa ratified the Paris Agreement in November 2016 and endorsed its nationally-determined contribution, which requires that greenhouse gas emissions peak in 2020 to 2025, plateau from 2025 to 2035 and decline from 2036 onwards. The implementation date of carbon tax will be determined by the Minister of Finance through an announcement in 2018, or at the Budget 2019, taking into account the state of the economy. The tax will be phased in with the first phase ending in 2022. The impact in the first phase is designed to be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy.

During June 2016, National Treasury published for public comment, proposed Regulations on carbon offsets which can be used to reduce the potential carbon tax liability. The Regulations allow an “offset” in respect of any “certified emission reduction” derived from an “approved project” (including an existing project) carried on after 1 January 2017 in South Africa that is not subject to the carbon tax. The rate is expected to be ZAR120/ton of carbon dioxide, increasing by cpi plus two percent up to 2022 and in line with inflation thereafter. A system of rebates is expected to have the effect that the actual rate will be between ZAR6/ton and ZAR48/ton.

The direct impact of such a tax on the Group is not estimated to be material.

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

In Australia, the government introduced the carbon emissions Safeguard Mechanism, aimed at limiting future growth in Greenhouse Gas (GHG) emissions. After setting baseline emission thresholds, the Safeguard Mechanism requires that companies submit carbon credits or pay penalties for excess emissions. Sunrise Dam successfully applied using its baseline emissions in accordance with the regulatory scheme’s default mechanism. Tropicana has applied for a baseline emission level using an alternative calculated baseline method during 2017 to ensure that it is not penalised for its planned ramp up in production rate. Whilst the baseline emissions set for Sunrise Dam and Tropicana aim to mitigate the need for additional penalties or taxes to be levied, AngloGold Ashanti could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with changing legal requirements.

In addition, potential physical risks to our operations as a result of climate change include changes in rainfall rates or reduced water availability, rising sea levels, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource shortages, damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities in the area around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.

Occupational and Community Safety and Health and Tropical Diseases

Safety is a significant sustainable development challenge facing AngloGold Ashanti. AngloGold Ashanti’s operations are subject to a variety of laws and regulations designed to protect and improve the safety and health of employees. In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations.  Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, in particular, so-called Section 54 safety stoppages can, individually and/or in aggregate, have a material impact on operations. During 2016 safety related stoppages commonly resulted in full mine stoppages, whereas in 2017 this largely changed to localised area or section stoppages.

AngloGold Ashanti is also enhancing safety programmes, and a revised Group Safety strategy have been introduced. Three-year work plans were developed for each strategic focus area, comprising objectives, activities, performance metrics, targets and accountabilities. The updated strategy was approved by the company executive and implementation workshops were held with South Africa and International Operations leadership teams. In South Africa in particular the work culminated in a revised “Safe Production Strategy” which forms the basis in improving our capability to respond to risk, our focus remained on embedding and integrating safety into the business.

In addition, AngloGold Ashanti is subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (NIHL) and occupational lung diseases (OLD). OLD includes occupational tuberculosis and silicosis in individuals exposed to silica dust. Silicosis has been particularly prevalent in South Africa and has also arisen at the company’s Continental Africa and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and clinics, and continues to improve preventative occupational hygiene initiatives, such as implementing various control measures to prevent hazardous exposures, and providing employees with Personal Protective Equipment. It is believed that the costs associated with activities to prevent disease would be substantially lower than those associated with managing the consequences of occupational disease. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, and the Compensation for Occupational Injuries and Diseases Act (COIDA), that provides for compensation in respect of job related injuries and compensation of non-miners who have OLD. Work on amending ODMWA is underway, although it remains unclear as to what progress will be made in the short- to medium term. COIDA provides for compensation payments to workers suffering permanent disabilities which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA provides for a lump sum compensation payment to workers suffering from OLD as well as the payment of medical expenses over the claimant’s lifetime. If the proposed amendments to ODMWA were to occur, this could further increase the amount of statutory compensation that miners employed by AngloGold Ashanti could claim, which consequently could have an adverse effect on AngloGold Ashanti’s financial condition.

AngloGold Ashanti is subject to numerous claims, including claims related to silicosis and other OLD, and could be subject to similar claims in the future. Please refer to “Item 8: Financial Information - Legal Proceedings - South Africa - Silicosis litigation.”

In addition to OLD, AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s South African operations. Workforce prevalence studies indicate that HIV prevalence rates among AngloGold Ashanti’s South African workforce may be as high as 30 percent. AngloGold Ashanti continues to implement programmes to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counseling and HIV testing programme for employees in South Africa and, since 2003, has offered anti-retroviral therapy to HIV positive employees who meet the current medical criteria and who desire this treatment. Over the past 10 years, the incidence of new infections has declined.

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

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2017

Operations and projects

AMERICAS		CONTINENTAL AFRICA		SOUTH AFRICA
1	Argentina	4	Guinea	9	South Africa
	Cerro Vanguardia (92.5%)		Siguiri (85%)		Vaal River
2	Brazil	5	Mali		Kopanang
	Serra Grande		Morila (40%)(1)		Moab Khotsong
	AGA Mineração		Sadiola (41%)		West Wits
3	Colombia	6	Ghana		Mponeng
	Gramalote (51%)		Iduapriem		TauTona
	La Colosa		Obuasi(3)		Surface Operations(2)
	Quebradona (93.5%)	7	DRC
			Kibali (45%)(1)
AUSTRALASIA		8	Tanzania
10	Australia		Geita
	Sunrise Dam
	Tropicana (70%)

Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.

(1)	Both Morila and Kibali are managed and operated by Randgold Resources Limited.

(2)	Surface Operations includes First Uranium SA, which owns Mine Waste Solutions (MWS). MWS is managed and operated as a separate cash-generating unit.

(3)	Obuasi remained on care and maintenance in 2017. Prefeasibility study completed.

OPERATING PERFORMANCE
Group description

AngloGold Ashanti, a gold mining company with a globally diverse, world-class portfolio of operations and projects, is headquartered in Johannesburg, South Africa. AngloGold Ashanti is the third largest gold mining company in the world, measured by production.

Our portfolio of 17 operations and three projects in ten countries, comprises long-life, relatively low cost assets with differing ore body types located in key gold-producing regions.

Our operations and projects are grouped regionally as follows:

•	South Africa (Vaal River, West Wits and Surface Operations)

•	Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania)

•	Americas (Argentina, Brazil and Colombia)

•	Australasia (Australia)

These operating assets are supported by greenfield projects and a focused exploration programme.

In 2017, Obuasi remained on care and maintenance and the closure process at Yatela continued. On 19 October 2017, AngloGold Ashanti announced the sale of various assets in the Vaal River region of South Africa including the Moab Khotsong and Kopanang mines. Subsequent to year end all conditions precedent were fulfilled and the effective date of sale was 28 February 2018.

AngloGold Ashanti’s operations and joint ventures employed, on average, 51,480 people (including contractors) in 2017 (2016: 52,649).

Performance
In 2017, AngloGold Ashanti produced attributable 3.8 million ounces of gold (2016: 3.6 million ounces) as well as 753,000 pounds of uranium oxide, 6.2 million ounces of silver and 203 tonnes of sulphuric acid as by-products.

Production of 3.8 Moz was achieved at a cost of sales of $3.6 billion and an all-in sustaining cost of $ 1,050/oz for subsidiaries and $1,087/oz for equity accounted joint venture operations respectively, compared to 3.6Moz in 2016 at a cost of sales of $3.3 billion and all-in sustaining cost of $990/oz for subsidiaries and $955/oz for equity accounted joint venture operations, respectively.

The attributable Ore Reserve decreased from 50.0Moz in December 2016 to 49.6Moz in December 2017. This gross annual decrease of 0.4Moz includes depletion of 4.3Moz. The balance of 3.9Moz additions in Ore Reserve, results from exploration and modelling changes of 4.0Moz and other factors of 0.7Moz, whilst changes in economic assumptions resulted in a 0.8Moz reduction.

Capital expenditure, including equity accounted joint ventures, in 2017 amounted to $953 million (2016: $811 million).

Safety
Regrettably, there were seven fatalities across the group’s operations in 2017. The all injury frequency rate was 7.49 per million hours worked compared to 7.71 in 2016.

SOUTH AFRICA

In 2017, AngloGold Ashanti’s South African operations comprised four deep-level mines and surface production facilities. They are:

•	The Vaal River operations - Kopanang and Moab Khotsong;

•	The West Wits operations - Mponeng and TauTona; and

•	Surface operations.

The South Africa region has undergone extensive restructuring to ensure its long term sustainability. Moab and Kopanang operations have been sold subsequent to year end and TauTona was placed on orderly closure during the year. Following the completion of the sale of various assets in the restructure of the group’s South Africa region, as of 1 March 2018, AngloGold Ashanti ceased to have underground operations in the Vaal River area.

	Gold production (000oz)	Average number of employees
Operations
South Africa
1. Vaal River
Kopanang	91	3,879
Moab Khotsong	294	6,143
2. West Wits
Mponeng	224	5,962
TauTona	91	3,822
3. Surface operations (1)	192	3,161

(1)	Includes MWS for purposes of this report. It is operated and managed as a separate cash-generating unit.

South Africa Key Statistics

	Unit	2017	2016	2015
Operation
Tonnes treated/milled	Mt	38.9	39.6	36.8
Pay limit (1)	oz/t	0.43	0.37	0.39
	g/t	15.97	13.81	14.38
Recovered grade (1)	oz/t	0.202	0.219	0.225
	g/t	6.93	7.51	7.70
Gold production (2)	000oz	903	967	1,004
Cost of sales	$m	1,114	1,041	1,083
Total cash costs (3)	$/oz	1,085	896	881
All-in sustaining costs (3)(4)	$/oz	1,245	1,081	1,088
Capital expenditure	$m	150	182	206
Safety
Number of fatalities		7	6	9
AIFR	Per million hours worked	12.68	12.02	10.81
People
Average no of employees: Total		26,245	28,507	28,325
Permanent employees		22,738	25,205	25,274
Contractors		3,507	3,302	3,051

(1)	Refers to underground operations only.

(2)	Includes production ounces from the technology development programme.

(3)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results”.

(4)	Excludes stockpile impairments.

Performance in the South Africa Region in 2017

In June 2017, the company took a decision to restructure the South African assets, to focus on returning the South African business to profitability, while mitigating job losses. It was decided in the latter half of the year, to place TauTona into orderly closure. In addition, the decision was made to sell Kopanang, the nearby West Gold Plant and related infrastructure as well as to dispose of Moab Khotsong mine and related infrastructure. These transactions were subject to a number of conditions precedent, all of which were achieved and the sales transactions were concluded effective 28 February 2018. As of 1 March 2018, AngloGold Ashanti ceased to have underground mining operations in the Vaal River area.

Production and costs

The South African operations produced 903,000oz, a seven percent decrease year-on-year as tonnes mined were affected by a poor start up to the year at all operations. Underground yield dropped eight percent to 6.93g/t, a result of lower feed grades as well as higher dilution year-on-year. This was mainly due to an increase in waste tonnes at Moab Khotsong, moving away from higher grade areas at Mponeng, and the reclamation of the tailing storage facilities at the West Wits Surface Sources.

The decision to stop the loss-making operations in the third quarter further impacted full-year production.

At West Wits, production was lower than in the previous year at 315,000oz, mainly due to the slow start-up to the year following safety-related stoppages late the previous year. Production at Mponeng decreased year-on-year, mainly as a result of the planned mining of lower-grade areas, face-time constraints with mining occurring further away from shaft stations, as well as three separate seismicity-induced fatal accidents in the second half of the year. The mine’s performance improved towards the end of the second quarter through to the third quarter, due to improved efficiencies. Production highlights included a four percent increase in the mineable face length which allowed for more face-length flexibility. During the year, the average monthly face advance increased from less than 4.9m to more than 5.0m in June, which was maintained for the rest of the year. Mponeng’s yield improved in the last quarter of the year, to an average of 8.54g/t. Unfortunately, safety-related work stoppages following the fatal accidents in late October and early November contributed to a disappointing decline in production in the last quarter.

At TauTona, severe production challenges, in addition to depleted Ore Reserves and limited mining flexibility, compounded operational inefficiencies and low productivity, and led to the decision to place the mine into orderly closure.

At the Vaal River operations, production improved by four percent year-on-year to 385,000oz. The main contribution was from Moab Khotsong where efficiencies improved and there were fewer safety-related disruptions, despite dilution and a lower mine call factor.

At Kopanang, production remained flat year-on-year, impacted by safety-related interruptions following the fall-off-ground fatal incidents in the fourth quarter. However, volumes mined improved and implementation of the cycle mining strategy showed early signs of success.

Surface Operations’ production was up three percent at 192,000oz for the year. At Mine Waste Solutions, production was 18 percent higher at 109,000oz compared with the same period in 2016, given the improvement in feed grades from the Sulphur Paydam and East tailing storage facilities (TSF), coupled with improved recovery. The yield increase was as expected as the Sulphur Paydam is normally associated with higher reef values. Production was also boosted by higher volumes of floor cleaning material reclaimed. Gold recovery efforts improved in the last quarter of the year to around seven percent, aided by reagent suite optimisation and improved carbon management. Operations at the flotation and uranium circuit remain suspended as investigations into improved water reticulation continue.

Production from hard rock dumps was lower owing to a drop in tonnage throughput, and lower recoveries due to the increased amount of clean-up material which is refractory in nature. The sticky nature of the material processed through the Surface Operations’ plants negatively impacted metallurgical efficiencies. Surface Operations’ production was also affected by the suspension of the Kopanang marginal ore dumps and reduced availability of the mill at the Kopanang gold plant.

All-in sustaining costs were 15 percent higher than 2016. Total cash costs for the region increased to $1,085/oz compared with 2016, due to lower production volumes, inflationary pressures and a 10 percent stronger rand on average against the US dollar.

Capital expenditure

Total capital expenditure for the region decreased 18 percent year-on-year as a result of cost curtailments in line with the suspension of operations and restructuring of the South Africa asset base, and the delay in starting the Mponeng Phase 2 life of mine extension project.

Safety

Regrettably, seven fatalities occurred in the South Africa region in 2017. Two fatalities occurred following fall-of-ground related incidents at Kopanang and one fatality at Moab in a tramming incident. Four seismicity-related fall-of-ground incidents occurred at Mponeng.

Ore Reserve

As at 31 December 2017, the total Ore Reserve for the South African region was 23.5Moz (2016: 25.1Moz). This is equal to 47 percent of the Group’s Ore Reserve. AngloGold Ashanti announced on 19 October 2017 that it was selling various assets in the Vaal River region of its South African operations. As at 31 December 2017, the sales processes were still underway and therefore do not affect the stated Ore Reserve for 2017. However, with the conclusion of the sales at the end of February 2018, the following reductions in the Ore Reserve will take place:

Kopanang: Ore Reserve 0.36Moz, Moab Khotsong: Ore Reserve 4.87Moz, Surface Operations: Ore Reserve 0.87Moz.

Growth and improvement

Mponeng Phases 1 and 2 Project
Mponeng’s mine life extension is initially being executed through the Below 120 Level, Phase 1 project. Phase 1 aims to access deeper, higher-grade ore with the development of a decline access below the current secondary shaft. Phase 2, the next stage of the mine life extension, currently under evaluation, involves deepening the secondary shaft to further extend the life of mine.

Completion and full commissioning of Phase 1 is expected in the second quarter of 2018. An additional ventilation hole is being created from decline 3 to 116 level to create more ventilation capacity, along with an ore pass down to 126 level to ease ore handling logistics on 123 level. Completion of the water management infrastructure on 127 level was delayed during the last quarter of the year following flooding of the emergency pump station and pump station panels. The emergency pump station is still under construction at the bottom of the decline system, with full commissioning expected in the second half of 2018. Construction and commissioning of the ore handling infrastructure to 126 level is expected to be completed by the end of the first half of 2018. The ramp-up to steady state of ore reserve development is continuing. The revised geological resource model associated with the Ventersdorp Contact Reef is currently under review.

The Phase 2 feasibility study for the Mponeng life of mine project has resumed, having been interrupted at the end of May 2017 to allow the geotechnical study to be completed to determine the most appropriate location of the infrastructure relative to tolerable levels of rock stress. The feasibility study is now expected to be completed during 2018.

CONTINENTAL AFRICA

AngloGold Ashanti has seven mines in the region, six of which are currently in operation. AngloGold Ashanti manages four of the six operations. Obuasi is on care and maintenance and was not operational during 2017. Closure is underway at Yatela.

	Attributable gold production (000oz)	Average number of employees
Subsidiary operations
2. Ghana
Iduapriem	228	1,598
Obuasi	3	1,066
3. Guinea
Siguiri 85%	323	3,353
5. Tanzania
Geita	539	4,251

Joint venture operations
1. Democratic Republic of the Congo
Kibali 45%	268	2,428
4. Mali
Morila 40%	28	305
Sadiola 41%	63	592

Continental Africa - Key Statistics

	Unit	2017	2016	2015
Subsidiary operations
Tonnes treated/milled	Mt	20.3	20.8	20.8
Pay limit	oz/t	0.038	0.034	0.039
	g/t	1.130	1.151	1.183
Recovered grade	oz/t	0.054	0.046	0.049
	g/t	1.84	1.59	1.68
Gold production (attributable)	000oz	1,094	955	1,028
Cost of sales	$m	1,070	925	969
Total cash costs (1)	$/oz	686	674	687
All-in sustaining costs (1)(2)	$/oz	909	886	861
Capital expenditure	$m	290	191	183
Safety
Number of fatalities		0	0	1
AIFR	Per million hours worked	0.48	0.31	0.29
People
Average no of employees: Total		10,268	9,599	8,907
Permanent employees		4,523	4,441	4,876
Contractors		5,745	5,158	4,031

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results”.

(2)	Excludes stockpile impairments.

	Unit	2017	2016	2015
Joint venture operations
Tonnes treated/milled	Mt	7.7	6.8	6.4
Pay limit	oz/t	0.045	0.038	0.041
	g/t	1.528	1.294	1.407
Recovered grade	oz/t	0.047	0.052	0.064
	g/t	1.10	1.79	2.19
Gold production (attributable)	000oz	359	356	407
Cost of sales	$m	440	406	378
Total cash costs (1)	$/oz	822	809	656
All-in sustaining costs (1)(2)	$/oz	1,087	955	701
Capital expenditure	$m	119	100	132
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	2.08	1.95	3.64
People
Average no of employees: Total		3,325	3,092	3,040
Permanent employees		944	890	895
Contractors		2,381	2,202	2,145

Production and costs

The Continental Africa region delivered a 10 percent increase in production compared to the previous year. Exceptional production performances recorded at Siguiri, Iduapriem and Geita were offset by lower output from Sadiola as the remaining oxide ore mining sources are depleted.

Geita’s production increased by 10 percent compared to 2016, driven by a 10 percent increase in recovered grade, a result of the higher-grade ore mined at Nyankanga Cut 7 and Cut 8. Underground ore sources were in line with the mine plan while maiden underground operations were ramping up toward commercial volumes. Plant throughput achieved was above plan owing to the increase in the oxide feed and finer fragmentation resulting from the increased running time of the secondary and tertiary crusher circuits. The transition to underground operations continued with four areas being mined during the year, resulting in a 248 percent increase year-on-year to 493,000t in underground volumes treated.

Production at Siguiri increased by 25 percent year-on-year, following a solid performance with improved productivities and greater access to higher grade ore in the new Seguelen pit in Area 1. Production in 2017, the third highest in the mine’s history, was boosted by favourable grade variances and optimised treatment of full-grade ore laterite cap rock (duricrust) stockpiles. This improvement offset treatment of lower-grade stockpiles from other pits and the lower volumes treated. During the year, work began on the Siguiri combination plant project, with commissioning planned for late 2018.

At Iduapriem, production increased by seven percent year-on-year. Mining during the year focused on deeper, higher-grade areas, resulting in an eight percent increase in recovered grade. This was partly offset by a marginal drop in tonnes treated. Total tonnes mined increased 27 percent year-on-year, owing to greater mining-fleet productivity as the mine continued with its extensive waste stripping programme to access the ore sources in the Block 7 and 8 pit that will provide the foundation for sustainable production over the future life-of-mine.

At Kibali, tonnage throughput increased by four percent in 2017 to record levels. Gold production at 268,000oz in 2017 reflected the improved performance in the second half of the year. This was boosted by an increase in both open-pit and underground ore tonnes mined following the successful commissioning of the underground materials handling system and optimal use of the shaft, facilitating the increase in higher grade ore from underground. Improved plant availability and recovery rates also contributed to increased throughput and were boosted by additional ultra-fine grind and Pumpcell capacity. Using the Pumpcell amongst other things helped facilitate the treatment of 100 percent sulphide ore at the processing plant where it was processed solely for extended periods, achieving design recovery and above-design throughput. This resulted in higher volumes of ore being treated and a two percent increase in production. In the underground mine, operational challenges compounded by underutilisation of the ore pass system, continued during the year and resulted in the treatment of lower grade ore at the expense of the high-grade underground ore.

At Sadiola, production declined as the recovered grade decreased. This was a result of reduced mining flexibility as the remaining oxide ore mining sources being depleted. Plant operations were efficient and consistently achieved planned throughput. This helped to partly offset the lower feed grade and provided flexibility to maintain a steady production and revenue profile.

Morila resumed mining in the latter part of the year, accessing and treating higher grade ore from the Domba pit, contributing to a year-on-year increase in production. The increased tonnage throughput during the year was further boosted by consistent plant availability and treatment of softer ore, offsetting the decrease in recovered grade. The mine is expected to continue treatment of mineralised waste ore, augmented by higher grade ore from targeted mining areas, after which the mine will transition to full closure.

All-in sustaining costs for the subsidiary and joint venture operations in the region increased to $907/oz and $1,088 respectively mainly a result of increased sustaining capital expenditure that was partly offset by higher production. Total cash costs increased marginally year-on-year at Geita due to the negative impact of higher initial costs from underground mining and increased at Kibali due to increased operating costs. These increases were partially offset by higher production and recovered grades. Total cash costs at Siguiri and Iduapriem decreased year-on-year. At Siguiri, costs decreased by eight percent as a result of increased production. At Iduapriem, total cash costs decreased by nine percent because of higher production and lower costs due to operational efficiencies, cost management initiatives and higher recovered grades.

Capital expenditure

Capital expenditure for the region increased in line with company plans as we invested in growth projects at Siguiri and Kibali, and increased sustaining capital investment at Geita and Iduapriem. These projects are expected to realise future benefits as higher grade ore is accessed at Iduapriem and Ore Reserve development work in the underground operation at Geita continues to ramp up. The balance of sustaining capital expenditure was earmarked to improve asset reliability and consistent operations across the Continental Africa region.

All-in sustaining costs for Kibali increased year-on-year, a result of increased sustaining capital expenditure on waste stripping in the Pakaka and Kombokolo pits and increased underground capital expenditure.

Safety

The region reported a 24 percent year-on-year all injury rate frequency rate improvement compared to 2016. There were no fatalities during the year, and the region achieved a record 801 fatality-free days since the last fatality in October 2015.

Ore Reserve

The total attributable Continental Africa Region Ore Reserve was 16.9 million ounces (2016: 17.8 million ounces). This amounts to 34 percent of the group’s Ore Reserve.

Growth and improvement

Geita made good progress with the construction of the new 40MW power plant, which is expected to be commissioned in the first half of 2018. The plant will provide the required levels of reliable power to the mine and reduce the overall cost of power. The mine successfully transitioned to and expanded underground mining at Star & Comet while developing two new underground mines in the Nyankanga mining area. Open-pit mining is anticipated to continue at Nyankanga Cut 8 until the second half of 2019 while Geita Hill East Cut 1 is expected to finish in the second half of 2018. Exploration work is being conducted at Selous, 2.4km from Star & Comet, for a satellite pit to supplement underground operations.

Siguiri’s combination plant is well advanced and scheduled to be fully commissioned in the third quarter of 2018. The associated 30MW power plant will be commissioned in the second half of 2018. Construction of the combination plant began with the early works in the first half of the year carried out by a local contractor. The main civil construction commenced in the second half of the year with the first major concrete poured in December 2017. The mill shells arrived on site in September, and off-site fabrication and sourcing of electrical and instrumentation equipment and cabling, continued during the last quarter of the year. Major contractors have mobilised on site and a new mining contractor is scheduled to begin mining in the first half of 2018.

At Iduapriem, the deferred stripping carried out during the year at Teberebie Cut 3 was completed and waste stripping at the larger Cut 1 exceeded planned targets. The project delivered an additional 4.1Mt of marginal and waste material as a result of improved efficiencies in mining unit rates. This work will now provide access to the ore body to extend the mine life by about a decade. The plant recovery project was successfully completed and is expected to contribute to higher plant recoveries in 2018.

The main pit dewatering project at Sadiola was substantially completed at year end, with all equipment and materials delivered to site. Construction of the sulphide project awaits approval by the Government of Mali, though no agreement has yet been reached in this regard. Despite our efforts and the clear benefits the project would generate locally and to the Government of Mali, there has been no resolution around the terms critical to moving the project forward. AngloGold Ashanti and joint-venture partner IAMGOLD Corporation continue to evaluate the project which will add sulphide-ore processing capability to the plant. Although we remain committed to the project, if no agreement is reached, the operation will enter a restricted exploitation phase and then, when stockpiles are exhausted, it will enter a phase of suspended exploitation (care and maintenance).

At Kibali, capital expenditure of $110m for the year (attributable), was spent mostly on underground development, the vertical shaft and the second hydro-power plant. Underground paving at the central haulage level was completed, allowing haulage from the ore passes into the underground crushers. The materials handling system was also commissioned during the last quarter of the year, and 118kt of ore hoisted from the shaft, with total underground ore tonnes of 1,110kt mined for the year. Underground ore production from the declines totalled 505,000t in the last quarter of the year. Once the ramp up has been completed, a significant increase in production is expected. Ambarau, the second hydro power station was completed and commissioned during the first half of the year, taking Kibali’s total hydro generation capacity to 32MW. At the plant, the ultra-fine grind and Pumpcell capacity was increased at the start of the year, enabling the processing of substantially increased floatation concentrate volumes, improving grind and recovery as well as providing flexibility in ore treatment. Furthermore, waste stripping at both Kombokolo and Pakaka satellite pits was undertaken during the course of the year. The only major capital project remaining is the third hydropower station at Azambi, which is being constructed and is expected to be commissioned in the second half of 2018.

Update on Obuasi redevelopment
Obuasi, which was placed on care and maintenance in 2016, remained so throughout 2017. The cost of Obuasi’s care and maintenance programme was $62m in 2017 (2016: $70m).

The invasion of a part of the mine by illegal miners in 2016, has been resolved and the mine’s operational area has been cleared of illegal miners. Public security agencies provided security at the mine throughout 2017, and continue to do so.

AngloGold Ashanti was in discussions with the Government of Ghana throughout 2017 to secure the necessary agreements and permits for the possible redevelopment of the mine. The boards of AngloGold Ashanti (and its relevant subsidiaries) have approved the redevelopment of Obuasi, subject to ratification by Ghana’s parliament of the relevant fiscal, development and security agreements. These agreements have been signed by the Government of Ghana. The board therefore approved interim funding of $31m to cover the first six months to enable the project team to be established and to set-up the front-end engineering and design, so as not to delay the project.

The study into Obuasi’s redevelopment was completed with improvements in returns and payback period. This was achieved with an improved geological model, phased capital expenditure and the supportive agreements signed with the Government of Ghana.

The redevelopment will establish Obuasi as a long-life, modern, mechanised underground mining operation. This is a fundamental departure from the mine’s previous operating model. The redevelopment will deliver a mine that makes use of automation and controls for improved operational efficiencies and consistency in performance. It envisages a smaller, but more skilled workforce that can operate in the planned mechanized and automated environment.

The detailed feasibility study covers every aspect of the mine, including operating methods, systems and processes, environmental management and mine rehabilitation, organisational design, human resource strategy and social responsibility, among others.

AUSTRALASIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	238	489
2. Tropicana 70%	322	485
AngloGold Ashanti’s Australasian assets comprise the wholly owned Sunrise Dam and the 70 percent-owned Tropicana Gold mine, Australia’s newest gold mine.

Australasia - Key Statistics

	Unit	2017	2016	2015
Operation
Tonnes treated/milled	Mt	9.4	8.9	8.2
Pay limit	oz/t	0.06	0.06	0.06
	g/t	1.84	1.86	1.85
Recovered grade	oz/t	0.061	0.058	0.068
	g/t	1.89	1.82	2.12
Gold production (attributable)	000oz	559	520	560
Cost of sales	$m	550	540	525
Total cash costs (1)	$/oz	743	793	702
All-in sustaining costs (1)(2)	$/oz	1,062	1,067	875
Capital expenditure	$m	153	109	78
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	8.53	9.49	8.56
People
Average no of employees: Total		974	925	836
Permanent employees		226	211	195
Contractors		748	714	641

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A – Operating Results”.

(2)	Excludes stockpile impairments.

Production and costs

The region delivered a strong performance in 2017, producing 559,000oz driven by higher mill throughput rates and feed grades and increased metallurgical recoveries.

Sunrise Dam celebrated its 20th anniversary in March 2017. A strategy to lift the mined grade while maintaining the underground ore production rate at 3.0 Mtpa was successfully implemented during the year, resulting in a five percent lift in yield to 1.83g/t. The mine’s production increased by four percent, compared with 2016. Underground ore is the primary source of mill feed and is blended with intermediate grade (1.26 g/t) stockpiled ore that was accumulated during open-pit mining to meet the processing plant capacity of approximately 3.6Mtpa. The higher-grade Cosmo and Vogue ore bodies were the focus of development in 2017, with Vogue targeted to be the key ore source in 2018.

At Tropicana, optimisation and expansion of the processing plant lifted processing capacity to 7.7 Mtpa (100 percent), resulting in a 10 percent increase in mill throughput, which delivered a 10 percent increase in attributable gold production. A fines pulping circuit was commissioned in November 2017, further improving efficiency by minimising downtime during maintenance shutdowns. This is expected to increase annual mill runtimes by approximately two percent to more than 98 percent.

Following the introduction of a 600t face shovel to the mining fleet, mining rates increased to more than 90Mtpa in 2017, enabling the resumption of grade streaming - the preferential treatment of higher grade ore while low-to-medium grade ore was stockpiled - during the second half of the year. Mining in 2017 focused on the Havana 3 and Tropicana 2 pits.

The all-in sustaining cost for the Australasia region decreased marginally (one percent) to $1,062/oz, due to planned increases in production at both Sunrise Dam and Tropicana, and decreased mining unit costs at Tropicana due to mining rates exceeding 90Mt. These favourable factors were partially offset by a stronger Australian dollar against the US dollar, and increased capital expenditure at Sunrise Dam. This included $20 million for the Recovery Enhancement Project (REP).

Capital expenditure

Capital expenditure at Tropicana related to Long Island will be primarily for the expansion of the accommodation camp, heavy vehicle workshop infrastructure and for a second ball mill. The installation of a second ball mill in the Tropicana processing plant grinding circuit was approved in 2017 with commissioning scheduled for the fourth quarter of 2018.

At Sunrise Dam, an EPC (engineering, procurement and construction) contract was awarded to GR Engineering Services to undertake the design and construction of a brownfields upgrade to processing facilities as part of the REP. The project also requires additional power generation capacity. To this end, it is planned that two 4MW gas generator sets will be added to the existing power station to increase capacity to 43MW.

Work commenced in 2017 on an expansion to the tailings storage facility at Sunrise Dam, which will add approximately eight years to the life of the facility. This work is expected to be completed by the fourth quarter of 2018.

Safety

The region’s safety performance remains strong. Again there were no fatalities during the year, while the AIFR was 8.53 per million hours worked an improvement of 10 percent compared to 2016.

Ore Reserve

At the end of 2017, the total attributable Ore Reserve for the Australasia Region was 4.0 million ounces (2016: 4.0 million ounces). This is approximately eight percent of the group’s total Ore Reserve.

Growth and improvement

At Tropicana, the focus for 2018 and beyond will be on implementation of the Long Island strategy, which is expected to extend the life of mine.

In December 2017, the Tropicana joint venture partners announced a commitment to the Long Island mining strategy and approval for an additional ball mill in the processing plant, to further lift plant throughput to 8.1Mtpa, which is expected to increase gold recovery.

The Long Island strategy has been driven by finding a more cost-efficient way to mine waste in pit cutbacks. It involves using a strip-mining approach that minimises waste haulage distances by using in-pit backfill, essentially optimising haulage distances over the life of mine. The approach comprises eight stages with three major decision points providing flexibility to tailor the approach at each decision point, depending on market and other prevailing conditions.

Phase one comprises mining of the Havana South pit and a cutback of the Boston Shaker pit, using the completed Tropicana pit as the first backfill location.

The Long Island development is expected to increase mining rates to between 95Mtpa and 107Mtpa over the next two years, to peak in 2019 and to continue at that rate for about four years. The project was enhanced by the decision to install a 6MW ball mill in the processing plant, enabling throughput to be lifted to 8.1Mtpa to match the increased mining rate. Through a reduction in grind size, baseline metallurgical gold recovery is expected to improve by up to three percent to approximately 92 percent.

This does not include potential underground production from mineralisation at the Boston Shaker ore body, which remains open at depth. A prefeasibility study incorporating infill drilling and underground mining options will be undertaken in 2018. The target is to delineate underground Ore Reserve at more than 3g/t to replace stockpiled mill feed after 2021.

The Long Island strategy was underpinned by an increase in the Ore Reserve at 66.59Mt, grading 1.91g/t gold, for a total of 4.08Moz. Including gold produced to date, Tropicana has delivered a 72 percent increase in Ore Reserve since the project was approved in November 2010.

In 2018, Sunrise Dam will continue to focus on embedding a more selective mining approach to target higher grade sections in the underground stopes, while maintaining the underground production rate at approximately 250,000t a month. This approach is designed to lift the grade of ore delivered to the mill and reduce cash operating costs. In line with this plan, work is focused on improving the productivity of the underground operation to lift sustainable ore production rates above 3Mtpa. Several capital projects, including ventilation upgrades and installation of an underground workshop, are aimed at improving the effective use of mining equipment and the reliability of the mine.

The Vogue ore body will be the key ore source in 2018 and remains open along strike and at depth. Two diamond drill rigs will continue to focus on drilling the Indicated and Inferred Mineral Resource at Vogue.

The performance of the 4Mtpa processing plant also set the standard globally within AngloGold Ashanti, ranking at number one for overall equipment efficiency, with the potential for further, incremental improvements expected in 2018.

The recovery enhancement project at Sunrise Dam is scheduled for commissioning in the second half of 2018 and is expected to lift the recovery rate, through the installation of flotation and ultrafine grinding circuits.

Work will continue in 2018 on the underground mine management system (UMMS), which will enable real-time analysis of the mobile fleet and services such as ventilation, power and dewatering. Over the longer term, overall equipment efficiency will be analysed to identify specific Operational Excellence projects that improve the effective time, mining rate and quality performance metrics of the mining equipment. The UMMS will be a critical tool to enable an improved production rate at the underground mine.

Encouraging results were reported during the year from drilling on the Butcher Well/Lake Carey exploration joint venture tenements where there is potential for the discovery of additional Ore Reserve for processing at Sunrise Dam, possibly replacing low-grade stockpiles currently being processed. Around 20,000m of diamond drilling was undertaken during 2017 within the Butcher Well/ Lake Carey exploration joint venture, along with aircore drilling to the north and metallurgical testing. A 30-person camp was established, together with a core processing facility.

THE AMERICAS
AngloGold Ashanti has three mining operations – both open pit and deep level mining – in the Americas region. In addition, there is an active greenfields exploration programme underway in Colombia.

	Attributable gold production (000oz)	Average number of employees
Operations
1. Argentina
Cerro Vanguardia 92.5%	283	2,001
2. Brazil
AGA Mineração	424	4,932
Serra Grande	133	1,578
3. Colombia – exploration programme

Americas - Key Statistics (1)

	Unit	2017	2016	2015
Operation
Tonnes treated/milled	Mt	7.5	7.0	7.0
Pay limit	oz/t	0.104	0.100	0.098
	g/t	3.576	3.421	3.351
Recovered grade	oz/t	0.102	0.106	0.108
	g/t	3.49	3.64	3.71
Gold production (Attributable)	000oz	840	820	831
Silver (attributable)	Moz	5.8	4.9	4.4
Cost of sales	$m	851	752	719
Total cash costs (2)	$/oz	638	578	576
All-in sustaining costs (2)(3)	$/oz	943	875	792
Capital expenditure (4)	$m	234	225	196
Safety
Number of fatalities		0	1	1
AIFR	Per million hours worked	3.29	3.96	5.61
People
Average no of employees: Total		8,511	8,126	7,679
Permanent employees		5,888	5,653	5,492
Contractors		2,623	2,473	2,187

(1)	Key statistics are for the continuing operations in the region and exclude CC&V which was sold effective 3 August 2015.

(2)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results”.

(3)	Excludes stockpile impairments.

(4)	100 percent, (not attributable) and includes Colombia.

Production and costs

Production from the Americas region increased by two percent to 840,000oz in 2017, reflecting higher output from the Brazilian and Argentinian operations driven by operational improvements and an increase in tonnes treated.

In Brazil, at AGA Mineração, production increased four percent year-on-year, boosted by Córrego do Sítio’s strong performance, a result of improved geological modelling that assisted the recovery from the geotechnical challenges faced at the start of the year at the Córrego do Sitio complex. After a challenging start to 2017, various initiatives were implemented at the Cuiabá complex to improve future performance. These initiatives included the appointment of a new management team and adoption of an integrated planning system. The operation saw a seven percent increase year-on-year in ore treated, an improvement which we believe to be sustainable. The challenges at Cuiabá were due to delays in development of infrastructure that hindered access to high-grade areas.

At Serra Grande, the production increase came despite lower feed grades and was driven by higher tonnes treated, supported by improved crushing and milling efficiencies and more efficient leaching, following implementation of the carbon-in-leach project. These efficiencies were a result of Operational Excellence initiatives which led to improved levels of ore mined, offsetting lower open-pit production.

In Argentina, at Cerro Vanguardia, production increased to 283,000oz compared to the previous year, the highest level of production in 18 years. This achievement was driven mainly by the increase in tonnes treated at the plant together with operational and metallurgical improvements. In addition, the grades were higher year-on-year, a result of variability in the mining model.

Despite the continued focus on cost management and production improvements, total cash costs for the Americas region were higher in 2017, due mainly to inflationary pressures, particularly salary adjustments, and also the stronger Brazilian real compared with the previous year. In Brazil, costs were impacted by the lower grade feed, inflation and the nine percent appreciation in the local currency versus the US dollar. However, the cash cost increase in the region was partially offset by the seven percent drop in total cash costs at Cerro Vanguardia, mainly due to record production, higher by-product contribution and favourable stockpile movements.

At Cerro Vanguardia, various cost savings initiatives focused on improved efficiencies and production from the underground mine expansion, increasing mill throughput and silver recovery, and capital savings, among others. These cost saving initiatives are expected to continue to offset the combination of higher mining costs and currency impacts. Costs were also assisted by improved fleet availability and cost management initiatives implemented during the year that resulted in price reductions being negotiated for key consumables such as fuel, ammonium nitrate, cyanide and crushing media. These positive factors were offset by inflationary pressures, particularly salary increases in Argentina that were agreed in October, as well as the elimination of the Patagonia ports rebates at the end of 2016, ending a 10 percent reimbursement from which Cerro Vanguardia had benefitted previously.

Capital expenditure

Regional capital expenditure increased by four percent, mainly a result of the high level of sustaining capital investment in Brazil, owing to inflation and the stronger local currency. Most of the capital expenditure in Brazil was on Ore Reserve Development to improve mine flexibility and access to ore stopes. At Cerro Vanguardia, capital expenditure was lower compared to 2016, owing mainly to a depreciating Argentinian peso against the US dollar. A more aggressive capital management approach was implemented across the region with all discretionary capital items being under strict review.

Safety

No fatalities were recorded during 2017. The AIFR improved by 17 percent compared to 2016.

Ore Reserve

At the end of 2017, the total attributable Ore Reserve for the Americas Region, was 5.2 million ounces (2016: 3.1 million ounces). This is approximately ten percent of the group’s total Ore Reserve.

Growth and improvement

Application of the Operational Excellence principles to exploration, Ore Reserve development, mining and metallurgy is expected to yield improvements in productivity, with the region benefitting from ongoing asset optimisation work.

At AGA Mineração’s Cuiabá complex, a fourth working shift is to be introduced during 2018, which will assist in driving productivity gains. Plans are also underway to increase the annual tonnage of ore treated and to expand mill/plant throughput to 1.9Mt, followed by a further ramp-up towards 2.1Mtpa. An increased Ore Reserve conversion programme is expected to improve the mine plan’s reliability.

At Córrego do Sítio, work is underway to further improve development productivity levels. Conversion rates of Mineral Resource to Ore Reserve are increasing and work is underway to improve recovery rates. Drilling campaigns continue to confirm the Ore Reserve that will extend the life of mine, including work on a new open-pit (Córrego do Sítio III) and the new underground mines at Mina II and São Bento Deep.

At Serra Grande, the Ingá ore body began production during the year, while the potential of the ore bodies at Mangaba and Corpo IV remain under evaluation. The mine delivered an eight percent increase in ore treated year-on-year, a result of the plant’s CIL leaching conversion and continuous efficiency improvement initiatives. The Palmeiras South negotiations, aimed at reaching agreement on possible accelerated exploration to confirm the area’s potential, are at an advanced stage.

At Cerro Vanguardia, the mine plan was executed on schedule, following the initiative launched in 2015 to accelerate open-pit and underground operations to optimise economic performance over the remaining life of mine, and to potentially increase production. New projects and alternatives to extend life of mine will be assessed during 2018.

In Colombia, the greenfields exploration programmes were realigned and focused on minimising cost while maintaining future optionality. Force majeure was declared at the La Colosa project, stopping all activities, following the outcome of the plebiscite held on 26 March 2017 in the Colombian municipality of Cajamarca, which hosts the La Colosa exploration site. The grant of force majeure is for one year and will expire in June 2018, after which such declaration will need to be extended. At Quebradona, following completion of a conceptual study in 2016, the focus in 2017 as the first phase progressed was on evaluating the alternatives to be considered during the prefeasibility phase, which is expected to be concluded in 2018. The alternatives included mining methods, mine access and project layout.

The Gramalote project, a joint venture between AngloGold Ashanti (51 percent and manager) and B2Gold (49 percent), declared its maiden Ore Reserve of 63.7Mt @ 0.86 g/t gold, at an attributable contained metal content of 1.8Moz. Gramalote represents a long-term option for AngloGold Ashanti, and all avenues to realise value from this important asset remain open. Work will continue to optimise all aspects of the project during its feasibility phase, which is currently under way. The enhanced prefeasibility study was completed in September 2017. AngloGold Ashanti is currently in discussions with its joint venture partner, B2Gold on how to further progress the project.

The project lies on the eastern flank of the Cordillera Central, near the towns of Providencia and San Jose del Nus in the municipality of San Roque, in the northwest of the Antioquia Department. It is approximately 230km north-west of Bogota and 124km north-east of Medellin.

EXPLORATION REVIEW

Our exploration is focused on creating value by providing long-term optionality and improving the portfolio quality. The objectives are met by:

•
Greenfields exploration, which aims to discover large, high-value Mineral Resource that will eventually lead to the development of new gold mines. Our greenfields exploration team was recognised by a leading industry research group, in 2015 as the industry’s most successful in Mineral Resource discovery. The team has a proven track record that includes the discovery of world-class ore bodies at La Colosa, Gramalote, Tropicana and Nuevo Chaquiro. These discoveries are attributed to our committed and professional team of geoscientists working on a portfolio of highly prospective and rigorously prioritised greenfields ground holdings.

•
Brownfields exploration, which focuses on delivering value through incremental additions to our Ore Reserve in existing mines as well as new discoveries in defined areas around existing operations. Brownfields exploration actively drives the creation of value by growing our Mineral Resource and Ore Reserve, our major assets. The brownfields exploration programme is based on innovative geological modelling and mine planning and continual optimisation of our asset portfolio.

Greenfields exploration

Our greenfields holdings/tenements consist of over 9,000km2 of highly-prospective ground in four countries: Australia, Colombia, Brazil and the United States and include ground positions in Argentina and Tanzania. Actual expenditure on greenfield exploration activities was $30.7m in 2017 and this included over 64km of diamond, reverse circulation and aircore drilling.

In Australia, in the Laverton district, exploration commenced as part of the Butcher Well and Lake Carey farm-in agreement with Saracen Mineral Holdings. The agreement gives AngloGold Ashanti earn-in rights to 340km2 of tenements on and along the western margin of Lake Carey in the Laverton district of Western Australia, including those hosting the historically-mined Butcher Well gold deposits. AngloGold Ashanti can earn up to 70 percent of the joint venture by spending A$15m within 48 months from start date to earn 51 percent and a further A$10m within 24 months thereafter to earn 70 percent. Work completed as part of the agreement in 2017 included 26.6km of reverse circulation and diamond drilling, 20.4km of aircore drilling and 3,897 ground gravity stations. The work focused on Butcher Well, where drilling returned several very encouraging intercepts. In addition, aircore drilling at the nearby Mt Minnie project returned several encouraging results over 3km of strike extent and follow up reverse circulation and diamond drilling confirmed these results.

In Brazil, exploration focused on the Tromai joint venture (AngloGold Ashanti earning into 70 percent equity from Trek Mining). The work focused on acquisition of regional airborne magnetic, radiometric and electromagnetic data in addition to reverse circulation and diamond drilling of known structures associated with artisanal mining and soil geochemistry. A total of 26,549-line km of magnetic/radiometric data were collected along with 4,560km of electromagnetic data. In addition, 4.7km of diamond drilling and 5.7km of reverse circualtion drilling were completed. Moderate results were received and further work is planned to test targets generated from airborne geophysical techniques.

In the United States, a reconnaissance rotosonic drill programme was completed at the Celina project in Minnesota (100 percent AngloGold Ashanti) with 29 holes drilled for 1,034m. A regional magnetic airborne survey was also completed over a total of 50,697km. In addition, we successfully bid for 238 additional mining claims covering 382km2 in Minnesota In Nevada, AngloGold Ashanti entered into an option agreement with Renaissance Gold for the Silicon Project whereby AngloGold Ashanti will make a series of payments over a three-year period to acquire 100 percent of the project area. Exploration activities conducted at Silicon included geological and spectral mapping, along with surface geochemical sampling in preparation for diamond drill testing of the low-sulphidation vein target in 2018.

In Colombia, at Nuevo Guintar (100 percent AngloGold Ashanti), activities focused on reaching a decision point. Soil sampling, ground magnetic and induced polarisation (IP) programmes were completed along with a 1,478m diamond drilling programme. The principle target was a 500m by 300m gold and multi-element soil geochemistry anomaly with an epithermal signature. No significant results were received from the diamond drilling.

In Tanzania and Argentina, early stage grassroots evaluation and reconnaissance programmes progressed.

Brownfields exploration

Brownfields exploration was carried out in 10 countries, in and around AngloGold Ashanti operations. A total of 594,794m of diamond and reverse circulation drilling was completed during the year.

South Africa: Exploration in the South Africa region continued with a total of four holes drilled at Mponeng’s Western Ultra Deep Levels (WUDLs). All these holes target the Ventersdorp Contact Reef.

Surface drill holes UD60 and UD58A were completed and the sites rehabilitated. Piloting of surface drill hole UD63A and UD61 was completed. Site establishment is underway and the foundations have been completed.

Argentina: At Cerro Vanguardia, drilling achieved 15,620m and focused firstly on testing ground magnetics anomalies around Laura, Sonia and extensions of Vanguardia 2 veins, and secondly on defining lateral and down-dip extensions of mineralisation in poorly-drilled areas of Ariadna, El Palo, Gesica, Patricia, Patty, Teresa, Vanguardia E and 3W, Verónica, Goyo, Portero, Zorro veins. The Claudia joint venture earn-in was concluded ahead of its first-year anniversary. A ground geophysics programme designed to search for shallow blind structures is ongoing and will continue in the first half of 2018.

Brazil: In the Iron Quadrangle, at Cuiaba, exploration activities focused on underground drilling for ore body extension, Mineral Resource conversion and testing of targets. Deep drilling moved from L28-30 to L24 to reach the northern edge of the Cuiaba structure.

Regional mapping and sampling continued around Cuiaba at the Pompeu target, with 45 percent of the soil sampling programme executed and 582 samples collected. The programme, which is aimed at developing drill targets, is expected to be completed in the first half of 2018.

At Lamego, drilling was done at Cabeça de Pedra and at Carruagem. The drilling was predominantly focused on the Carraguem SW orebody where drilling is being undertaken from a hangingwall drive. The results are promising, especially on the normal limb where the Carraguem ore body shows continuity along with Carraguem SW. Mineral Resource modelling is in progress.

Exploration drilling at Córrego do Sítio (CdS) achieved 53,987m, with 78 percent (41,903m) of the drilling being done underground in the CdSI and CdSII mines. The purpose of these drilling programmes was for Mineral Resource conversion to support the production plan. Surface exploration drilling (12,084m) had three distinct purposes, targeting Mineral Resource addition (3,463m), Mineral Resource conversion (8,515m) and new targets (106m).

A total of 38,500m was drilled at Serra Grande. Exploration focused on extension and infill of known ore bodies, this included drilling at Orebody IV, Structure III, Inga, Pequizao, Palmeiras and Mangaba. Positive results were achieved from the Mangaba target that increased the ore body’s grade confidence, while continuity of the inferior zone was confirmed at Flamboyant. Significant intersections were returned from the down-plunge extension of Orebody VI, confirming both grade and thickness, as well as from structures below Orebody VI. At Structure III and on Orebody A, significant intersections were obtained confirming that theory that layers were repeated and the ore zones stacked as well as down-plunge projections.

Colombia: A total of 3,724m were drilled at Gramalote before the decision was made to stop drilling in the first half of the year. Field-based exploration focused on rock chip sampling and soil sampling at the San Javier, Santa Barbara, and Encarnaciones targets to continue delineation of the quartz vein systems identified in those areas.

The La Colosa project was formally placed on care and maintenance in the first quarter and consequently all field activities came to an end in April 2017. As part of the site investigation, geotechnical and hydrology drilling programmes, 946m were drilled.

A total of 2,132m was drilled at Quebradona. In June, the decision was made halt the drilling programme owing to budget constraints. During the second half of the year, work focused on supporting the prefeasibility study with field activities, geological and geotechnical logging.

Tanzania: Drilling programmes focused on both surface and underground operations. Surface drilling projects included Nyankanga Block 5 (Cut 9), Matandani BST, Geita Hill East, Star & Comet Cut 2 NW Extension, Geita Hill-Lone Cone Blocks 1 & 2 (underground potential), Nyankanga 3D Seismic Targets 1 & 5 and reconnaissance drilling at Selous Satellite target. Underground drilling programmes were carried out at Nyankanga Block 5 and Star & Comet Cuts 2 & 3 projects. A total of 347 drill holes (48,561m) were completed.

Surface geological mapping was carried out within the Nyamulilima Block on areas around Selous-Mabe-Xanadu, Roberts South, Star & Comet Cut 2 NW & South as well as on areas around Ridge 8 and in the Star & Comet Cut 3 - Ridge 8 Gap. The focus of the mapping exercise was to establish the surface geology of the prospective areas of Nyamulilima Block and define the potential targets for future exploration. Surface geological mapping was also carried out at Kalondwa Hill, Fikiri- Jumanne-Samena through to Prospect 30 targets, to support target generation and prioritisation of future exploration works.

Guinea: At Siguiri, exploration activities included reconnaissance drilling on the John Deere, Kolenda South and Silakoro NE targets, as well as Mineral Resource definition drilling at Kami, Tubani, Silakoro, Seguelen, Sokunu and Foulata. A total of 48,198m was drilled during the year.

Preliminary interpretation of the airborne magnetic and a radiometric geophysical survey over portions of Block 1 and Block 2 and the Saraya West licence were completed. Seven targets were identified across the Seguelen West area, as well as an area northeast of the Foulata deposit and potential extensions of the Saraya mineralisation within the Saraya West licence.

Target generation and evaluation of the Corridor Blocks and tailings storage facilities exploration licences was carried out. This was followed by field mapping. Soil sampling programmes to cover an untested area in the northwest of Block 1 and on Saraya West PL were completed.

Ghana: No exploration was conducted at Obuasi. At Iduapriem, 7,214m of drilling was completed at the Block 1W/Nueng. Drilling targeted a fold model which predicted the conglomerate reef package near surface. It intersected the conglomerate reef package at 153m to 168m and the later part of the drilling campaign continued to confirm a single, truncated A reef.

At Block 4S, a total of 1,708m was drilled to upgrade material to Indicated Mineral Resource, increasing confidence in the structural model and modelling of reef displacement along the main fault.

A mapping campaign at Block 5 Extension informed the drill plan to intersect the mapped reef packages perpendicularly. A total of 2,412m was drilled with the aim of resolving the full extent of the reef packages along strike and the influence of faults and intrusives on the conglomerates. Recent mapping at the northern extent of the pit reveals continuation of the reefs with a southeast dip direction as opposed to the eastern dip direction that exists within the main pit.

Democratic Republic of the Congo: Drilling (22,364m) at Kibali focused around the Sessenge, Kombokolo, Aerodrome-Pamao, Pamao-Makoke-Megi, Rhino-Agbarabo and KZD areas. Regional exploration covered the Kalimva-Ikamva, Belengo, Aindi Watsa-Dilolo- Zambula, Ndala North and South KZ areas.

At the KCD pit, the results were received for the 1,491m deep diamond drilling to test the down-plunge projection of the Banded Ironstone Formation. Results confirmed the down-plunge extension of the 3000 lode, the 5000 lode and a new lode. A follow up programme from underground will test this further.

At Kalimva, the second phase (26 holes totalling 3,072m) of reverse circulation drilling was completed to test high-grade shoots within the 1.6km long shear system. Logging and assay results received to date support a model with five stacked, plunging shoots of >2g/t within the 1.6km strike. At Ikamva, a fence of seven reverse circulation holes were drilled to follow up on the pit optimisation done in the western part of Ikamva. The observed mineralised zone is thinner and deeper than expected and some of the holes ended in mineralisation. Another phase of close spaced drilling is planned.

Mali: At Sadiola, a total of 14,260m of drilling was completed. Reverse circulation drilling for oxide potential was completed at Sadiola South, Tambali West, Dogofile South, Timbabougouni, Voyager West, Tabakoto West and Lakanfla. Drilling focused on the new oxide targets identified at a targeting workshop held in June with participants from SEMOS, IAMGOLD and AngloGold Ashanti.

Australia: A total of 88,871m of exploration drilling was done at Sunrise Dam targeting the Vogue Deeps, the western area of Vogue 1800, 1600 and 1400 Blocks, Cosmo, northern and down dip extensions to Cosmo and Cosmo East, Dolly Porphyry, Carey Shear, Elle and Astro North orebodies.

The drilling results from Vogue continue to be encouraging with significant intercepts returned from all panels. Assay results from definition drilling in the southern panel of Cosmo and Cosmo East down dip were returned with one significant intercept returned from Cosmo East down dip, and three significant intercepts from an isolated area between the Dolly and Cosmo ore bodies. Further drilling from the southern panel will be completed during 2018.

Drilling of the Carey Shear continued from a drill platform in the COS1630. One significant intercept was returned for Carey Shear with two further significant intercepts returned from further up hole. Drilling of this target will continue in the first half in 2018.

Mineral Resource definition drilling of the Elle target continued and Mineral Resource creation drilling to the south commenced. Seven significant intercepts were returned for Elle, and nine significant intercepts related to the Midway shears in this area.

Blue sky tangible drilling of Astro North began and assay results are pending.

At Tropicana, a total of 93,428m of drilling was completed. During the first half of 2017, drilling targeted Sanpan, Zebra, New Zebra, Hat-Trick, Springbok, Southern Mining Lease (ML) conceptual targets, Angel Eyes, Beetlejuice, Crouching Tiger, Kamikaze and Little Wing targets.

Resource development drilling continued to complete extensional drilling at Boston Shaker to evaluate the underground potential down dip of the Long Island pit design. Following the scoping study which is currently underway, a prefeasibility study on underground mining will begin in 2018, in conjunction with infill drilling programmes.

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

SOUTH AFRICA

Description
The South Africa operations comprise a number of deep level underground mines as well as surface operation that are processing low grade stockpiles and re-treating Tailings Storage Facilities. For the year ended 31 December 2017, it was comprised of Vaal River operations (Moab Khotsong and Kopanang), surface operations and West Wits operations (Mponeng). The Vaal River operations were sold subsequent to year end.

Operations in South Africa are powered by electricity from Eskom Holdings Limited which supplies 95 percent of the electricity used in South Africa.

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

Geology
In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef (VR) and the Crystalkop Reef (CR):

•
The VR contains approximately 98 percent of the Ore Reserve tonnage with mining grades between 5 - 10 g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.

•
The CR is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 metres above the VR. It has less than two percent of the estimated Ore Reserve with grades similar to the VR, but is more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Vaal River – Summary of metallurgical operations

	West Gold Plant (1)	Noligwa Gold Plant (1)	Mispah Gold Plant (1)	Kopanang Gold Plant
Gold plants
Capacity (000 tonnes/month)	180	260	140	315
Uranium plants
Capacity (000 tonnes/month)	—	260	—	—

(1)	Sold effective28 February 2018

Vaal River - Kopanang

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

Vaal River - Moab Khotsong

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

The MWS gold plants have the capacity to treat tailings of 2.26 million tonnes per month. The uranium plant has been decommissioned.

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

West Wits - Summary of metallurgical operations

	Mponeng Gold Plant	Savuka Gold Plant

Capacity (000 tonnes/month)	160	280

West Wits - Mponeng

Description
Mponeng, in operation since 1986, is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The underground operation, the world’s deepest mine, currently extracts the VCR at depths between 3,160 metres and 3,740 metres BMD* through sequential-grid mining and is currently the deepest mine in the world with development at 3,841 metres BMD. Future mining is planned to deepen the shaft bottom to 4,227m BMD. In the future, the mining of the CLR from Mponeng will steadily increase. The Mponeng lease area is constrained to the east by Sibanye’s Driefontein mine and to the west by Harmony’s Kusasalethu mine. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine’s gold plant.  The plant has a monthly capacity of 160,000 tonnes. In 2017, TauTona mine located to the northeast of Mponeng was closed and the infrastructure and residual Mineral Resource and Ore Reserve transferred to Mponeng.

* BMD is 1,828.8m Above Mean Sea Level (AMSL)

CONTINENTAL AFRICA

GHANA - Summary of metallurgical operations

	Obuasi		Iduapriem
	Sulphide Treatment Plant	Alternate Ore Treatment Plant	Iduapriem Plant
Capacity (000 tonnes/month)	180	90	418

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

Ghana - Obuasi

Description
Obuasi, wholly owned by AngloGold Ashanti since 2004 is currently in a care and maintenance phase and finalising a feasibility study to restart operations, it is located in the Ashanti Region of Ghana, some 320 kilometres north-west of the capital Accra and approximately 60 kilometres south of Kumasi. Mining operations are primarily underground, to a depth of 1.5 kilometres. Obuasi originally opened in 1897.

Power is supplied to the mines by the Volta River Authority and the transmission is done by the GridCo Company.

Geology
The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometres in a north-east/south-west trend in south‑western Ghana. Obuasi mineralisation is shear-zone related and there are three main structural trends hosting gold mineralisation: the Obuasi trend, the Gyabunsu trend and the Binsere trend.

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

GUINEA

Description
Siguiri, a multiple open-pit gold mine which opened in 1997, is AngloGold Ashanti’s sole operation in the Republic of Guinea. It is located in the district of Siguiri. The mine is located approximately 520 kilometres north-northeast of Conakry, 25 kilometres northwest of the town of Siguiri and 190 kilometres southeast of the Malian capital Bamako, near the Mali boarder. Conventional mining activities are performed by contractors in multiple open pits using conventional techniques. On surface, Siguiri’s gold processing plant treats about 981,000 tonnes per month. Power to the mine is self-generated.

AngloGold Ashanti holds an 85 percent interest in Siguiri and the balance of 15 percent is held by the government of Guinea.

Geology
This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. The two main types of gold deposits which occur in the Siguiri basin and are mined are:

•	laterite mineralisation (CAP) which occurs as surficial aprons of colluvium or as palaeo‑channels of alluvial lateritic gravel adjacent to, and immediately above in-situ deposits; and

•
in-situ quartz-vein related mineralisation hosted in meta-sediments with the better mineralisation associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.

The mineralised rocks have been deeply weathered to below 100 metres in places to form saprolite mineralisation (oxide). With the percentage of available oxide ore decreasing, a feasibility study to consider the exploitation of the fresh rock material was completed in December 2015. The project will upgrade the current plant and enable processing of a combination of oxides and fresh rock material. The plant throughput will remain at 12Mtpa with a flexible design allowing up to 6Mtpa fresh rock to be processed. Targeted fresh rock pits include Kami, Bidini, Tubani, Sintroko, Seguelen and Sokuno. The feasibility study has been approved by AngloGold Ashanti, AGA has concluded successful negotiations with the Government of Guinea of the Convention de Base and access to the required areas has been received. The project is currently under construction and expected to commission towards the end of 2018.

MALI
AngloGold Ashanti has interests in three operations in Mali, namely, Sadiola, Yatela and Morila. It manages two of these operations, Sadiola and Yatela.

Mali - Summary of metallurgical operations

	Morila	Sadiola

Capacity (000 tonnes/annum)	3.7Mt	4.9Mt

Mali – Morila

Description
AngloGold Ashanti has an effective 40 percent stake in Morila, as does Randgold Resources Limited (which manages the mine). The state of Mali owns the remaining 20 percent.

The Morila mine has operated since 2001 and is situated 280 kilometres southeast of Bamako, the capital of Mali. When mining concluded in 2009 with the depletion of the orebody, operations at Morila transitioned to stockpile and tailings retreatment. The plant incorporates a conventional CIL process with an upfront gravity section to extract the free gold. Power is supplied by a subcontractor.

Geology
The Morila deposit is hosted in a flat lying fold structure which rises sharply to surface in the south and west. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralisation is characterised by silica-feldspar alteration and sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Mali - Sadiola

Description
The Sadiola mine is situated in western Mali, 77 kilometres to the south of the regional capital of Kayes and about 440 kilometres north-west of the capital city of Bamako. The mine is a joint venture between AngloGold Ashanti (41 percent) and IAMGOLD (41 percent) and the government of Mali (18 percent). The Sadiola gold deposit has been mined by the Société d’Exploitation des Mines d’Or de Sadiola S.A. (SEMOS) since 1996. Mining reduced considerably to adapt to the 2014 gold price decrease but continued predominantly in various satellite pits. On-site surface infrastructure includes a CIP gold plant where the ore is eluted and smelted. Power to the Sadiola mine is self-generated.

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

Tanzania - Geita

Description
The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120 kilometres west of Mwanza and four kilometres away from the town of Geita. It has been in operation since 1996.

The Geita gold mine is a multiple open pit operation with underground potential and is currently serviced by a 5.1 million tonnes per annum CIL processing plant. Power to the mine is self-generated. In 2015, underground mining commenced at Geita with the development of declines and the opening up of stopes below the Star and Comet pit, this was joined in 2017 by the Nyankanga underground. The mine is currently evaluating additional underground options to increase production and extend the mine’s life.

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

The underground mine has both a ramp and shaft system, with the shaft reaching a depth of 751.2m and hoisting its first ore in 2017.

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

AUSTRALASIA

AUSTRALIA

Description
Australia comprises two operational units, namely Tropicana and Sunrise Dam. They are both located in Western Australia.

Australia - Summary of metallurgical operations

	Sunrise Dam	Tropicana

Nameplate capacity (000 tonnes/annum)	3.7Mt	4.9Mt

Australia - Sunrise Dam

Description
Sunrise Dam, which is wholly-owned, is located 220 kilometres northeast of Kalgoorlie and 55 kilometres south of Laverton in Western Australia. Underground mining, which is conducted by a contract mining company, is the primary source of ore, with supplementary mill feed provided by stockpiles. Ore is treated via conventional gravity float, fine grind and carbon-in-leach (CIL) processing plant, which is owner-managed.

Open pit production began in 1997 and has now been completed at a final depth of 500m below surface and mining of the Crown Pillar at the base of the 490m deep pit was completed in early 2014. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain.

Power at Sunrise Dam is self-generated and the mine uses natural gas supplied via an APA Operations (Pty) Limited pipeline.

Geology
Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones and steeply dipping brittle-ductile low strain shear zones. Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Australia - Tropicana

Description
Tropicana, a joint venture between AngloGold Ashanti (70 percent and manager) and Independence Group NL (30 percent), is located 200 kilometres east of Sunrise Dam and 330 kilometres east-northeast of Kalgoorlie. First gold was poured ahead of schedule and on budget in September 2013, following development approval in November 2010. The open pit operation features a large scale, modern processing plant which uses conventional carbon-in-leach technology and includes high-pressure grinding rolls for energy-efficient comminution. Mining is carried out by a contract mining company and the plant, is owner-managed.

The mine is a fly-in fly-out operation, with a mine site village and aviation services operated from Perth and Kalgoorlie. A 220 kilometres private road and the public road network provide access for the delivery of supplies to the operation.

The Tropicana JV includes approximately 3,487km2 of tenure in the prospective Tropicana belt, with active exploration programmes seeking both satellite extensions to the Tropicana Gold Mine and discoveries with standalone potential. Long Island study work has been completed and currently Phase 1 has been approved for execution which will see the down dip extension of the pits mined using a strip mining principle.  A concept study and drill program is currently underway on the Boston Shaker down dip extension assessing the potential to exploit this resource via underground mining. It is envisaged that a prefeasibility study will follow in 2018.

Plant
The plant continues to undergo an optimisation process to maximize the value for Tropicana.

Power is supplied to the mine by on site gas and diesel power stations, natural gas is supplied via an APA Operations (Pty) Limited pipeline.

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

Argentina - Cerro Vanguardia

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

BRAZIL

Brazil - AngloGold Ashanti Córrego do Sítío Mineração (AGA Mineração)

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

Brazil - Summary of metallurgical operations

	Córrego do Sítío Oxide	Córrego do Sítío Sulphide	Cuiabá	Serra Grande
Capacity (000 tonnes/month)	50	58	150	115

Geology
The area in which AGA Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano‑sedimentary sequences and Pre‑Cambrian granitic complexes. The host to the gold mineralisation is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at Sabara Municipality, has gold mineralisation associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

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

CdS is located in the eastern part of the lower to middle greenschist facies archean Rio das Velhas greenstone belt. The CdS I, II and III gold deposits and associated targets are located in a gold trend that extends for about 14km in a north-easterly direction, from Grota Funda (CdS I areas) in the south to Jambeiro (CdS III areas) in the north. CDSII Area is the north portion of the Corrego do Sítio gold trend. The main gold targets and deposits are distributed over three trends, namely the CdS trend, the Donana Trend and the Cristina Trend. At CdSI, the main orebodies are Rosalino, Cachorro Bravo, Laranjeiras and Carvoaria, which are currently under-production and are the most relevant mineralisations at Mine I. At CdSII, the main orebodies are São Bento, Pinta Bem (both BIF hosted) and Sangue de Boi (metapellitic hosted). At CdSIII, Anomalia I and II represent the orebodies with highest level of information and potential so far (For formal declaration purposes, CDSIII deposits are incorporated as CDSII). CdS mineralisation occurs in a greenstone belt geological environment, where the gold content is associated to quartz and sulphides (mainly very fine arsenopyrite acicular crystals) in a structurally controlled corridor of approximately 16 - 20km in strike length and about 500m vertical extent, developed under compressional tectonic settings.

Brazil - Serra Grande

Description
Serra Grande is located in central Brazil, in the state of Goiás, about five kilometers from the city of Crixás. Serra Grande comprises three mechanised underground mines: Mina III (which includes orebody IV), Mina Nova (which includes the Pequizão orebody) and Palmeiras - and an open pit in the outcrop of Mina III orebodies. A gold bearing quartz vein was identified just beneath Pequizão Orebody and a new decline is being developed from Mina III (orebody IV) to access and expose this new orebody named Ingá, which contains high grade ore. One dedicated metallurgical plant treats ore from these different sources. The annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is 1.3 million tonnes.  The power for the mine is supplied and purchased in the open market.  The mine became operational in 1989 and has been operated by AngloGold Ashanti since 1999.

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

The Crixás greenstone belt comprises a series of Archaean to Palaeoproterozoic metavulcanics, metasediments and basement granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (D1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-ductile regime. D1 thrusting was developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main Crixás orebodies are adjacent to a major north‑northwest structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in zones of foreland thrust flats. Fluid alteration also diminished to the west away from the main fault corner. A series of concealed east-west to northwest‑southeast basement block faults may have provided secondary fluid migration, and development of early anti‑formal warps in the thrust sheets; these structures probably define the quasi‑regular spacing of significant mineralisation within the belt. The D1 thrust stack was gently folded by non‑cylindrical folds. Gold mineralising fluids probably migrated during this event, with similar south‑south‑west to north‑north‑east migration, and focusing on bedding slip during folding. Gold mineralisation became minor and dispersed to the north and east along the formal thrust flat zone. Concentrations of gold along the case of quartz vein may be due to the damming of fluids migrating upward along layering.

COLOMBIA

Colombia - Gramalote

Description
The Gramalote Project is a Joint Venture between AGA (51 percent and manager) and B2Gold (49 percent). The property is located near the town of Providencia and San Jose del Nus within the municipality of San Roque, northwest of the Department of Antioquia, Colombia. It is approximately 230 km northwest of the Colombian capital of Bogota and 124 km northeast of Medellin which is the regional capital of Antioquia Department. The region encompassing Gramalote has a long history of artisanal gold mining. Gramalote itself has had small scale artisanal mining for several decades prior to exploration work and mineral discovery by AngloGold Ashanti. Drilling commenced in 2006. In 2010, AngloGold Ashanti became the operator with a 51 percent share. Sufficient work was completed to enable a Pre-Feasibility study to be completed in late 2013. This was then updated on the back of growth of the Mineral Resource, significant mineral processing opportunities identified by the project team and ongoing capital and operating cost optimisation. The enhanced Pre-Feasibility study was completed in September 2017 and approved by the board in November 2017.

Geology
The Gramalote deposit is located in the northern portion of the Central Cordillera of Colombia. The terrain is mainly composed of a metamorphic basement complex and the Antioquia Batholith. The terrane of the Cajamarca-Valdivia basement consists of metamorphic rocks, volcanic rocks, oceanic ophiolites and intrusive rocks. The Antioquia Batholith of Upper Cretaceous age covers an area of 7221 km2 and constitutes, the core of the Central Cordillera. About 92 percent of this intrusive corresponds to (normal phase) tonalite and granodiorite and eight percent to two subordinate types of rocks - granodiorite to quartz-monzonite and gabbro. From a structural point of view, the Antioquia Batholith has a history of uprising complex and lasting. Major lineaments affect the batholith, especially in its eastern sector where traces of trend WNW varying to NW, recorded rotation and shear sinistral movement. Westward dextral transpression dominates along the Romeral Fault System.

Gramalote is an intrusive-hosted structurally controlled stockwork gold and silver deposit. Mineralisation is controlled by north-east/south-west trending shear zones and north-northwest to south-southeast trending shear extensional zones affecting the tonalites and granodiorites of the Antioquia Batholith. Gold mineralisation is associated with three overprinting texture destructive alteration assemblages including potassic, quartz-sericite and sericite carbonate. Within these alteration zones, anomalous gold mineralisation is associated with three specific types of stockwork quartz veining. These include quartz veinlets with fine-grained pyrite, quartz-carbonate veinlets and quartz veinlets with granular pyrite.

ORE RESERVE
The combined Proven and Probable Ore Reserve of the group amounted to 49.6 million ounces as at 31 December 2017.

Ore Reserve estimates are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserve is planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all Ore Reserve is covered by required mining permits or there is a high probability that these approvals will be secured.

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

The gold price used for determining the 2017 and 2016 Ore Reserve are outlined in the following table:

	2017	2017	2016	Units
	(3 year average)	(Ore Reserve)	(3 year average)
Ore Reserve Gold Price	1,222	1,100	1,225	US$ per ounce

The Ore Reserve determined from the planning process was then tested for economic viability at the three-year historical average gold price shown in the above table for determining the SEC compliant Ore Reserve. The test indicates the vast majority of the SAMREC/JORC Ore Reserve is economically viable and meet the requirements of the SEC. Therefore the SEC and SAMREC/JORC Ore Reserve are all but identical except for Kopanang and AGA Mineração where the three year average exchange rate caused small changes. The resultant SEC compliant Proven and Probable Ore Reserve is shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserve and Mineral Resource according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 edition) and the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition). The SEC’s Industry Guide 7 does not recognize Mineral Resource. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resource in this annual report on Form 20-F.

The AngloGold Ashanti Ore Reserve decreased from 50.0Moz in December 2016 to 49.6Moz in December 2017. This gross annual decrease of 0.4Moz includes depletion of 4.3Moz. The balance of 3.9Moz additions in Ore Reserve, results from exploration and modelling changes of 4.0Moz and other factors of 0.7Moz, whilst changes in economic assumptions resulted in a 0.8Moz reduction. The Ore Reserve has been estimated using a gold price of US$1,100/oz (2016: US$1,100/oz).

The principal changes in AngloGold Ashanti’s Ore Reserve as at 31 December 2017, compared with those published as at 31 December 2016, are as follows:

ORE RESERVE		Moz
Ore Reserve as at 31 December 2016		50.0
Depletions		-4.3
	Sub Total	45.7
Additions
Gramalote	Positive Pre-Feasibility study complete and approved by Board.	1.8
AGA Mineração	Inclusion of transitional and sulphide material in the CDS Rosalina open pit as well as Mineral Resource conversions.	0.9
Tropicana	Model revisions for Havana South and new designs for Boston Shaker.	0.6
Obuasi	New mine plan based on new Mineral Resource models.	0.4
CVSA	Due to improved methodology.	0.3
Other	Additions less than 0.3Moz.	0.8
	Sub Total	50.5
Reductions
TauTona	Mine closed.	-0.6
Other	Reductions less than 0.3Moz.	-0.3
Ore Reserve as at 31 December 2017		49.6

AngloGold Ashanti strives to actively create value by growing its major asset - the Ore Reserve. This drive is based on a well-defined brownfields and greenfields exploration programme, innovation in both geological modeling and mine planning and optimization of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below the current infrastructure of underground mines. These include mines in South Africa, Ghana and Brazil.

Sale of assets

AngloGold Ashanti announced on 19 October 2017 that it was selling various assets in the Vaal River area of its South African region. The sales processes as at 31st December 2017 were still underway and therefore do not affect the stated Ore Reserve for 2017. However, with the conclusion of the sales at the end of February 2018, the following reductions in Ore Reserve will take place:

•	Kopanang Ore Reserve 0.36Moz

•	Moab Khotsong Ore Reserve 4.87Moz

•	Surface Operations Ore Reserve 0.87Moz

By-products

Several by-products are recovered as a result of the exploitation of gold Ore Reserve. The by-products include 89.16 million pounds of uranium oxide from the South African operations, 0.41 million tons of sulfur from Brazil and 21.81 million ounces of silver from Argentina.

External reviews of Mineral Resource and Ore Reserve Statement

During the course of 2017, the following operations were subject to an external review in line with the policy that each operation/ project will be reviewed by an independent third party on average once every three years:

•	Mineral Resource and Ore Reserve at Mponeng

•	Mineral Resource at Obuasi

•	Ore Reserve at Obuasi

•	Mineral Resource and Ore Reserve at Tropicana

•	Mineral Resource and Ore Reserve at Gramalote

•	Mineral Resource and Ore Reserve at Kibali

The external reviews were conducted by AMEC, Aranz Geo, Snowden, Optiro, SRK and Optiro respectively. The company has been informed that the external reviews identified no material shortcomings in the process of evaluation of the grade models and estimation of the Ore Reserve.

Competent Persons

The information in this report relating to the Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Ore Reserve information in this report, in the form and context in which it appears. Details of the Competent Persons per operation are given in the Mineral Resource and Ore Reserve Report 2017, which is available on the corporate website. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserve has been confirmed to be covered by the required mining permits or there is a high probability that these permits will be issued.

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

Ore Reserve: Imperial	At 31 December 2017
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Recovery Factor		Grade	(10)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent		(oz/ton)
South Africa
Vaal River (6)
Kopanang	1.10	0.158	0.17	1.04	0.156	0.16	95.6-95.7	(4)	0.278
Moab Khotsong (2)	2.22	0.278	0.62	17.21	0.247	4.25	93.9-97.1	(4)	0.126-0.181	(4)
West Wits
Mponeng (2)	1.66	0.253	0.42	41.01	0.286	11.74	96.5-98.1	(4)	0.122-0.199	(4)
TauTona (12)	0.00	0.00	0.00	0.00	0.000	0.00
Surface
Surface sources (6) (9)	139.60	0.006	0.87	671.80	0.008	5.24	42.0-88.0	(4)	0.006-0.013	(4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (11)	9.42	0.119	1.12	23.35	0.119	2.79	84.5-88.9	(4)	0.045-0.073	(4)
Ghana
Iduapriem	3.25	0.023	0.07	42.23	0.042	1.78	92.0-95.6	(4)	0.016-0.026	(4)
Obuasi (2)	—	—	—	22.35	0.262	5.86	87.0		0.120-0.152	(4)
Guinea
Siguiri (85 percent) (3)	26.67	0.019	0.51	69.64	0.025	1.74	88.0-93.0	(4)	0.016-0.022	(4)
Mali
Morila (40 percent) (3) (11)	—	—	—	4.68	0.016	0.08	57.0-91.0	(4)	0.014
Sadiola (41 percent) (3)	0.11	0.063	0.01	31.23	0.054	1.69	75.0-94.0	(4)	0.015-0.025	(4)
Tanzania
Geita	—	—	—	9.42	0.133	1.25	76.0-92.0	(4)	0.41-0.088	(4)
Australasia
Australia
Sunrise Dam	12.00	0.029	0.34	9.08	0.094	0.85	85.0-86.0	(4)	0.022-0.079	(4)
Tropicana (70 percent) (3)	13.40	0.038	0.50	37.98	0.062	2.35	90.0		0.020
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	5.09	0.049	0.25	6.12	0.108	0.66	64.4-95.7	(4)	0.013-0.146	(4)
Brazil
AGA Mineraçáo (2) (8)	3.34	0.132	0.44	13.24	0.131	1.73	67.8-93.8	(4)	0.018-0.106	(4)
Serra Grande (2)	1.86	0.081	0.15	1.95	0.092	0.18	86.5-95.3	(4)	0.019-0.053	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	70.23	0.025	1.76	83.9-95.0	(4)	0.005-0.006	(4)
Total	219.72	0.025	5.48	1,072.57	0.041	44.11

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.

(6)
The Vaal Reef Ore Reserve includes 89.16 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 21.81 million ounces of silver to be recovered as a by-product.

(8)	The Ore Reserve contains 0.41 million tons of sulphur to be recovered as a by-product.

(9)	Includes Mine Waste Solutions (MWS).

(10)	In-situ cut-off grade.

(11)	Ore Reserve is estimated by Competent Persons employed by Randgold Resources Limited.

(12)	No Ore Reserve is declared for 2017 - TauTona is reported under Mponeng.

Rounding may result in computational differences.

The 2017 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	14.47	0.24	3.48
Mponeng	31.04	0.27	8.50
Obuasi	1.87	0.60	1.13
AGA Mineração	3.89	0.16	0.62
Serra Grande	1.33	0.10	0.14
Total	52.59	0.26	13.86
The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Imperial	At 31 December 2016
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Recovery Factor		Grade	(10)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent		(oz/ton)
South Africa
Vaal River (6)
Kopanang	1.79	0.156	0.28	1.10	0.163	0.18	95.6-95.7	(4)	0.278
Moab Khotsong (2)	2.93	0.249	0.73	15.50	0.276	4.27	95.6-96.4	(4)	0.119-0.170	(4)
West Wits
Mponeng (2)	1.34	0.278	0.37	41.47	0.292	12.11	97.4-98.0	(4)	0.122-0.208	(4)
TauTona	0.55	0.323	0.18	2.28	0.243	0.55	96.7-97.0	(4)	0.219-0.239	(4)
Surface
Surface sources (6) (9)	146.21	0.006	0.92	698.63	0.008	5.48	42.0-92.0	(4)	0.007-0.011	(4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (11)	2.13	0.055	0.12	32.98	0.122	4.01	84.5-88.9	(4)	0.044-0.070	(4)
Ghana
Iduapriem	3.21	0.022	0.07	46.69	0.038	1.77	92.0-96.0	(4)	0.015-0.026	(4)
Obuasi (2)	—	—	—	23.49	0.234	5.49	89.0		0.128-0.152	(4)
Guinea
Siguiri (85 percent) (3)	28.11	0.019	0.53	76.07	0.025	1.92	88.0-93.0	(4)	0.015-0.022	(4)
Mali
Morila (40 percent) (3) (11)	—	—	—	6.81	0.016	0.11	57.0		0.014
Sadiola (41 percent) (3)	0.01	0.069	—	34.85	0.052	1.80	75.0-94.0	(4)	0.013-0.023	(4)
Tanzania
Geita	—	—	—	18.09	0.109	1.97	89.3-92.7	(4)	0.028-0.131	(4)
Australasia
Australia
Sunrise Dam	12.87	0.029	0.37	11.64	0.083	0.97	80.9-85.0	(4)	0.018-0.036	(4)
Tropicana (70 percent) (3)	12.10	0.043	0.52	34.27	0.062	2.14	90.0		0.020
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	6.58	0.043	0.28	4.70	0.141	0.66	61.8-95.9	(4)	0.013-0.146	(4)
Brazil
AGA Mineraçáo (2) (8)	3.88	0.140	0.55	7.68	0.152	1.16	70.0-93.3	(4)	0.017-0.105	(4)
Serra Grande (2)	2.66	0.073	0.19	3.53	0.080	0.28	88.5-94.7	(4)	0.071
Total	224.36	0.023	5.12	1,059.73	0.042	44.87

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.

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

The 2016 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	11.89	0.28	3.32
Mponeng	30.35	0.28	8.56
Obuasi	1.92	0.67	1.29
AGA Mineração	1.97	0.18	0.35
Serra Grande	1.18	0.09	0.10
Total	47.31	0.29	13.63
The Ore Reserve has been determined based on completed economic studies.

Ore Reserve: Metric	At 31 December 2017
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tonnes(5)	Grade	Gold Content	Tonnes (5)	Grade	Gold Content	Recovery Factor		Grade	(10)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	tonnes	percent		(g/t)
South Africa
Vaal River (6)
Kopanang	1.00	5.420	5.40	0.94	5.37	5.04	95.6-95.7	(4)	9.52
Moab Khotsong (2)	2.02	9.550	19.26	15.62	8.47	132.31	93.9-97.1	(4)	4.31-6.21	(4)
West Wits
Mponeng (2)	1.50	8.670	13.03	37.21	9.82	365.25	96.5-98.1	(4)	4.17-6.82	(4)
TauTona (12)	—	0.00	0.00	0.00	0.00	0.00
Surface
Surface sources (5) (9)	126.64	0.21	27.11	609.45	0.27	162.99	42.0-88.0	(4)	0.20-0.43	(4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (11)	8.54	4.07	34.78	21.18	4.10	86.76	84.5-88.9	(4)	1.53-2.50	(4)
Ghana
Iduapriem	2.95	0.77	2.29	38.31	1.44	55.35	92.0-95.6	(4)	0.55-0.90	(4)
Obuasi (2)	—	0.00	0.00	20.28	9.00	182.40	87.0		4.10-5.20	(4)
Guinea
Siguiri (85 percent) (3)	24.19	0.65	15.78	63.18	0.85	53.97	88.0-93.0	(4)	0.55-0.75	(4)
Mali
Morila (40 percent) (3) (11)	—	0.00	0.00	4.25	0.56	2.38	57.0-91.0	(4)	0.49
Sadiola (41 percent) (3)	0.10	2.14	0.22	28.33	1.86	52.59	75.0-94.0	(4)	0.51-0.87	(4)
Tanzania
Geita	—	0.00	0.00	8.54	4.55	38.86	76.0-92.0	(4)	1.40-3.02	(4)
Australasia
Australia
Sunrise Dam	10.88	0.98	10.64	8.24	3.22	26.50	85.0-86.0	(4)	0.75-2.71	(4)
Tropicana (70 percent) (3)	12.16	1.29	15.70	34.46	2.12	73.10	90.0		0.70
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	4.62	1.69	7.81	5.55	3.69	20.50	64.4-95.7	(4)	0.45-5.00	(4)
Brazil
AGA Mineraçáo (2) (8)	3.03	4.53	13.73	12.01	4.48	53.76	67.8-93.8	(4)	0.61-3.63	(4)
Serra Grande (2)	1.69	2.77	4.68	1.77	3.16	5.60	86.5-95.3	(4)	0.66-1.80	(4)
Colombia
Gramalote (51 percent) (3)	—	0.00	0.00	63.71	0.86	54.67	83.9-95.0	(4)	0.16-0.22	(4)
Total	199.32	0.86	170.43	973.02	1.41	1,372.04

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)
The Vaal Reef Ore Reserve includes 40.4 thousand tonnes of Uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(6)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.

(7)	The Ore Reserve contains 678.44 tonnes of silver to be recovered as a by-product.

(8)	The Ore Reserve contains 0.37 million tonnes of sulphur to be recovered as a by-product.

(9)	Includes Mine Waste Solutions (MWS).

(10)	In-situ cut-off grade.

(11)	Ore Reserve is estimated by Competent Persons employed by Randgold Resources Limited.

(12)	No Ore Reserve is declared for 2017 - TauTona is reported under Mponeng.

Rounding may result in computational differences

The 2017 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Moab Khotsong	13.12	8.24	108.14
Mponeng	28.16	9.38	264.25
Obuasi	1.70	20.68	35.15
AGA Mineração	3.53	5.44	19.20
Serra Grande	1.20	3.52	4.24
Total	47.71	9.03	430.97
The Ore Reserve has been determined based on completed economic studies.

.

Ore Reserve: Metric	At 31 December 2016
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tonnes(6)	Grade	Gold Content	Tonnes(6)	Grade	Gold Content	Recovery Factor		Grade (10)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	(tonnes)	percent		(g/t)
South Africa
Vaal River (5)
Kopanang	1.62	5.360	8.70	1.00	5.570	5.55	95.6-95.7	(4)	9.520
Moab Khotsong (2)	2.66	8.550	22.73	14.06	9.450	132.81	95.6-96.4	(4)	4.07-5.83	(4)
West Wits
Mponeng (2)	1.21	9.540	11.57	37.62	10.010	376.64	97.4-98.0	(4)	4.17-7.14	(4)
TauTona	0.50	11.070	5.57	2.06	8.320	17.17	96.7-97.0	(4)	7.50-8.18	(4)
Surface
Surface sources (5) (9)	132.64	0.220	28.58	633.79	0.270	170.42	42.0-92.0	(4)	0.24-0.38	(4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (11)	1.94	1.900	3.67	29.92	4.170	124.73	84.5-88.9	(4)	1.52-2.40	(4)
Ghana
Iduapriem	2.91	0.760	2.20	42.34	1.300	55.11	92.0-96.0	(4)	0.50-0.90	(4)
Obuasi (2)	—	—	—	21.31	8.010	170.74	89.0		4.40-5.20	(4)
Guinea
Siguiri (85 percent) (3)	25.50	0.640	16.42	69.01	0.860	59.57	88.0-93.0	(4)	0.53-0.75	(4)
Mali
Morila (40 percent) (3) (11)	—	—	—	6.81	0.550	3.37	57.0		0.470
Sadiola (41 percent) (3)	0.01	2.370	0.02	31.62	1.770	55.90	75.0-94.0	(4)	0.45-0.80	(4)
Tanzania
Geita	—	—	—	16.41	3.730	61.17	89.3-92.7	(4)	0.95-4.50	(4)
Australasia
Australia
Sunrise Dam	11.67	1.000	11.65	10.56	2.860	30.15	80.9-85.0	(4)	0.60-1.23	(4)
Tropicana (70 percent) (3)	10.98	1.480	16.22	31.09	2.140	66.48	90.0		0.700
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	5.97	1.470	8.78	4.26	4.850	20.65	61.8-95.9	(4)	0.46-5.00	(4)
Brazil
AGA Mineraçáo (2) (8)	3.52	4.810	16.96	6.97	5.200	36.21	70.0-93.3	(4)	0.58-3.61	(4)
Serra Grande (2)	2.41	2.510	6.05	3.20	2.750	8.81	88.5-94.7	(4)	2.450
Total	203.54	0.78	159.11	961.37	1.45	1,395.49

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

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

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2017
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South Africa
Surface sources (2)	811.40	0.008	6.11
Continental Africa
Ghana
Iduapriem	12.88	0.021	0.27
Guinea
Siguiri (85 percent) (1) (3)	61.89	0.017	1.06
Mali
Morila (40 percent) (1)	4.55	0.016	0.07
Sadiola (41 percent) (1)	5.14	0.037	0.19
Tanzania
Geita	2.79	0.041	0.12
Australasia
Australia
Sunrise Dam	12.00	0.029	0.34
Tropicana (70 percent) (1)	8.19	0.027	0.22
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	7.05	0.019	0.13
Brazil
Serra Grande	0.03	0.050	0.00

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.

(3)	Spent heap included in Ore Reserve.
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

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2017
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South Africa
Surface sources (2)	736.09	0.26	190.10
Continental Africa
Ghana
Iduapriem	11.68	0.72	8.46
Guinea
Siguiri (85 percent) (1) (3)	56.15	0.59	33.07
Mali
Morila (40 percent) (1)	4.13	0.54	2.22
Sadiola (41 percent) (1)	4.66	1.27	5.93
Tanzania
Geita	2.53	1.42	3.59
Australasia
Australia
Sunrise Dam	10.88	0.98	10.64
Tropicana (70 percent) (1)	7.43	0.94	6.97
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	6.40	0.64	4.09
Brazil
Serra Grande	0.02	1.70	0.04

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.

(3)	Spent heap included in Ore Reserve.
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

Drill hole spacing: Imperial
In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 foot grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing
Surface sources	164 x 164 feet to 1050 x 820 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	328 x 328 feet to 984 x 1230 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	16 x 33 feet, 49 x 66 feet	131 x 131 feet
Ghana
Iduapriem	66 x 49 feet	164 x 164 feet, 164 x 246 feet, 164 x 328 feet,
Obuasi	66 x 66 feet	197 x 197 feet
Guinea
Siguiri	16 x 33 feet, 16 x 39 feet, 33 x 33 feet	66 x 131 feet, 82 x 82 feet, 164 x 82 feet
Mali
Morila	33 x 33 feet	33 x 16 feet, 164 x 328 feet
Sadiola	21 x 41 feet	82 x 82 feet, 164 x 82 feet
Tanzania
Geita	16 x 33 feet, 82 x 49 feet	33 x 33 feet, 66 x 66 feet, 82 x 49 feet, 82 x 82 feet, 131 x 66 feet, 131 x 131 feet
Australasia
Australia
Sunrise Dam	30 x 33 feet, 82 x 82 feet	131 x 66 feet, 131 x 131 feet
Tropicana	39 x 39 feet, 82 x 82 feet	164 x 164 feet
Americas
Argentina
Cerro Vanguardia	39 x 16 feet, 39 x 33 feet	131 x 131 feet
Brazil
AGA Mineraçáo	33 x 66 feet, 66 x 33 feet, 66 x 98 feet, 82 x 82 feet	66 x 131 feet, 82 x 131 feet, 98 x 82 feet, 131 x 197 feet, 164 x 98 feet, 164 x 164 feet, 197 x 131 feet
Serra Grande	33 x 33 feet, 33 x 66 feet	82 x 82 feet, 131 x 66 feet, 131 x 131 feet, 164 x 66 feet
Colombia
Gramalote	None	164 x 164 feet

Drill hole spacing: Metric
In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following table of drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 metre spacing on raise lines and on a 5 x 5 metre grid thereafter	From a 40 x 40 metre spacing up to 1000 x 1000 metre spacing
Surface sources	50 x 50 metre to 320 x 250 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	100 x 100 metre to 300 x 375 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	5 x 10 metre, 15 x 20 metre	40 x 40 metre
Ghana
Iduapriem	20 x 15 metre	50 x 50 metre, 50 x 75 metre, 50 x 100 metre,
Obuasi	20 x 20 metre	60 x 60 metre
Guinea
Siguiri	5 x 10 metre, 5 x 12 metre, 10 x 10 metre	20 x 40 metre, 25 x 25 metre, 50 x 25 metre
Mali
Morila	10 x 10 metre	10 x 5 metre, 50 x 100 metre
Sadiola	6.25 x 12.5 metre	25 x 25 metre, 50 x 25 metre
Tanzania
Geita	5 x 10 metre, 25 x 15 metre	10 x 10 metre, 20 x 20 metre, 25 x 15 metre, 25 x 25 metre, 40 x 20 metre, 40 x 40 metre
Australasia
Australia
Sunrise Dam	9 x 10 metre, 25 x 25 metre	40 x 20 metre, 40 x 40 metre
Tropicana	12 x 12 metre, 25 x 25 metre	50 x 50 metre
Americas
Argentina
Cerro Vanguardia	12 x 5 metre, 12 x 10 metre	40 x 40 metre
Brazil
AGA Mineraçáo	10 x 20 metre, 20 x 10 metre, 25 x 25 metre, 20 x 30 metre,	20 x 40 metre, 25 x 40 metre, 30 x 25 metre, 40 x 60 metre, 50 x 30 metre, 50 x 50 metre, 60 x 40 metre
Serra Grande	10 x 10 metre, 10 x 20 metre	25 x 25 metre, 40 x 20 metre, 40 x 40 metre, 50 x 20 metre
Colombia
Gramalote	None	50 x 50 metre

ITEM 4A:	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2017, 2016 and 2015.

This item should be read in conjunction with the company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the company also produces silver, uranium oxide and sulphuric acid as by-products. Revenue from the sale of by-products is recognised as a reduction of cost of sales in the consolidated statement of income. By-product revenue amounted to $154 million in 2017 (2016: $138 million; 2015: $127 million) out of total revenue of $4,543 million in 2017 (2016: $4,254 million; 2015: $4,174 million). See “Note 3 - Revenue” to the consolidated financial statements for additional information. The company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•	South Africa (comprising the Vaal River, West Wits and Surface Operations)

•	Continental Africa (comprising Ghana, Guinea, Mali, the DRC and Tanzania)

•	Australasia (comprising Australia)

•	Americas (comprising Argentina, Brazil and United States of America (sold August 2015))

In particular, AngloGold Ashanti has 15 mines and two surface operations in the four regions comprising open-pit and underground mines and surface metallurgical plants, which are supported by extensive, yet focused exploration activities. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

As at 31 December 2017 the company reported, on an attributable basis, Proven and Probable Ore Reserve of approximately 42.1 million ounces in subsidiaries and 7.5 million ounces in equity accounted joint ventures. For the year ended 31 December 2017, AngloGold Ashanti reported an attributable gold production of approximately 3.4 million ounces from subsidiaries and 0.4 million ounces from equity accounted joint ventures.

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

Outlook

Gold production (including our attributable share of joint ventures) for 2018 is forecast to be between 3.325 million and 3.450 million ounces (includes three months of production from the Moab Khotsong and Kopanang mines at approximately 30,000 ounces per month). Capital expenditure (including our attributable share of joint ventures) is expected to be approximately between $800 million and $920 million in 2018, on the following assumptions: R12.79/$, $/A$0.78, BRL3.20/$ and ARS19.61/$; Brent crude at $62 per barrel.

AngloGold Ashanti’s results of operations, financial condition and prospects, as well as the company's ability to meet its targets, may be adversely affected by a number of factors, risks and uncertainties, some of which are beyond the company's control, including gold prices, exchange rate fluctuations, inflation, as well as political, mining and other risks. In particular, our production outlook is subject to, among other things, labour disruptions, unplanned stoppages and safety-related interventions, the stability and availability of power as well as other operational risks. Certain of these risks, uncertainties and other factors are described in “Item 3D: Risk factors”. See also “Note regarding forward-looking statements”. Furthermore, the forecast assumes no changes to the asset portfolio/operating mines.

5A:	OPERATING RESULTS

INTRODUCTION

Global stock markets ended 2017 on record highs, with the MSCI all-country world index gaining 22 percent or US$9 trillion on the year, reaching an all-time high, all due to a strong global economy. Additionally, the US Tax Cuts and Jobs Act and the US Federal Reserve’s gradual approach to easing financial support also contributed to the rising stock market.

Even the rival attractions of Bitcoin (up nearly 14 times over the year), concerns about a US lead nuclear war with North Korea, political upheaval in Europe following the Catalan separatist movement in Spain and an inconclusive German election in September 2017 failed to dampen sentiment. Surprisingly the global volatility index is trading at historically low levels.

Given the strength of the global stock markets in 2017, it is surprising that the US dollar price of gold was up 13 percent for the year, its biggest annual gain since 2010, outperforming all major asset classes other than stocks. Supporting the price of gold were, a weakening US dollar and elevated price/earnings ratios and valuations. In light of these circumstances, gold was likely seen as a means of managing these market risks. The geopolitical instability further heightened investor uncertainty and fuelled flows into gold.

International Monetary policy tightening was implemented across the globe pushing up global short-term bond yields while long-term yields remained relatively flat. The US Federal Reserve increased interest rates three times during the year by 25 basis points each, while the Bank of England lifted its benchmark rate during November for the first time in a decade to a half percent from a quarter percent prior. The European Central Bank (ECB) claimed victory over deflation in March 2017 and signalled that its monetary policy would become gradually less expansionary.

Central Banks were also very active in the gold market with Russia increasing its holdings in the final two months of the year. Net Central Bank purchases recorded a gain of 36 percent in aggregate during quarter four of 2017 adding 132 tonnes. For 2017, the official sector remained an important source of demand for gold and net purchases were up 123 tonnes (48 percent) to 381 tonnes compared to 2016 (258 tonnes).

Jewellery consumption for 2017 was up by 13 percent compared to 2016, with the major regions (including India and China) recording year-on-year gains. India’s jewellery consumption increased by eight percent in the final quarter, helped by a surge in sales during Dhanteras (1st day of Diwali) and lower prices toward year end. Jewellery fabrication also increased by five and a half percent in 2017 from 2016. Chinese demand slipped by two percent year-on-year, with ongoing losses in the pure gold segment as consumer preferences continued to shift towards more fashionable, but lower gold content pieces. After posting double-digit percentage declines on average since its 2013 peak, China’s jewellery offtake appears to have stabilised in 2017. On an annual basis, physical demand was up 11 percent from 3,556 tonnes in 2016 to 3,932 tonnes in 2017.

Supply was down four percent for 2017 compared to 2016. Although mine production increased slightly year-on-year, this was offset by recycling and hedging activity.

Investors continued to add gold to their portfolios, with inflows into global gold-backed exchange-traded funds totalling US$8 billion or 7 million ounces. Speculators increased their gold net long position by 7 million ounces year-on-year on the Commodity Exchange (Comex) underpinning the positive sentiment in the gold market in 2017.

December was the most volatile month where the price fell to as low as US$1,243 per ounce but also reached the high of the year of US$1,307 per ounce. The gold price at year end was US$1,302 per ounce. The gold price received averaged US$1,258 per ounce in 2017, US$9 higher than in 2016 (supporting AGA’s strategy to link revenue directly to the price of gold).

Assets held for sale

On 19 October 2017, AngloGold Ashanti announced the sale of the Kopanang Mine and related infrastructure to Heaven-Sent SA Sunshine Investment Company Limited (Heaven-Sent). Under the sale agreement, one of the conditions precedent was for the new owners to conclude an agreement with AngloGold Ashanti and the employees’ organised labour representatives to determine the number of existing employees who would continue to work at the operations after the change in ownership becomes effective. This agreement was concluded on 16 November 2017. Of the total workforce of 3,638 employees, 3,054 employees transferred to the new owner Heaven-Sent. AngloGold Ashanti is honoring its undertaking to pay accrued severance packages to all affected employees at Kopanang immediately following the conclusion of the sale transaction. The Kopanang sale transaction became unconditional on 28 February 2018.

Additionally, on 19 October 2017 the conclusion of the sale agreement for the disposal of the Moab Khotsong and Great Noligwa mines and related infrastructure to Harmony Gold Mining Company Limited (Harmony), was announced. This transaction was also subject to conditions precedent, all of which, including Section 11 and 102 approvals, Competition Commission and Tribunal approval, Harmony shareholder approval, as well as the release of AngloGold Ashanti from the management and rehabilitation liabilities of underground water in the KOSH basin, were achieved. Consequently, the Moab Khotsong and Great Noligwa sale transaction closed on 28 February 2018.

Following the completion of the above asset sale transactions, AngloGold Ashanti will have no underground mining operations in the Vaal River region in South Africa. AngloGold Ashanti will retain the long-life Mine Waste Solutions tailings retreatment operation, as well as the surface rock-dump reclamation operations that will continue to be treated through the Kopanang gold plant, which will also be retained by AngloGold Ashanti. These two operations in the Vaal River region, together with the long-life Mponeng mine in the West Wits region, will form AngloGold Ashanti’s operating base in South Africa and contribute 13 percent of the group’s production on a proforma basis.

See “Note 23 - Non-current assets and liabilities held for sale” to the consolidated financial statements for additional information.

Disposed assets

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

Yearly average gold prices received have changed during the three years under review as follows:

•	2015 - $1,159 per ounce

•	2016 - $1,249 per ounce

•	2017 - $1,258 per ounce

The average of the spot gold price from 1 January 2018 to 19 March 2018 was $1,329 per ounce. On 19 March 2018, the afternoon price for gold on the London Bullion Market was $1,317 per ounce.

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

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) increased from 3.63 million ounces in 2016 to 3.76 million ounces in 2017. The increase in production levels is due to a variety of factors, as follows:

•	South Africa: 64,000 ounces or seven percent decline in production in 2017 primarily due to the closure of TauTona, lower volumes and grades mined.

•	Continental Africa: 132,000 ounces or 10 percent increase in production primarily due to higher grades mined, as well as higher underground volumes.

•	Australasia: 39,000 ounces or eight percent increase in production primarily due to increased grades, improved metallurgical recoveries and improved mill throughput.

•	Americas: 20,000 ounces or two percent increase in production primarily due to higher tonnages mined, coupled with improved plant performance at AGA Mineração in Brazil.

Foreign exchange fluctuations

Total cash costs in all business segments are for local procurement largely incurred in local currency where the relevant operation is located. US dollar denominated total cash costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentinian Peso, Ghanaian Cedi and other local currencies. As set out below, during the year ended 31 December 2017, the Argentinean Peso weakened and the South African Rand, Australian dollar and Brazilian Real strengthened, which had a favourable impact on AngloGold Ashanti’s US dollar denominated total cash costs.

Average annual exchange rates to the US dollar	2017	2016	2015
South African Rand	13.30	14.68	12.77
Brazilian Real	3.19	3.48	3.33
Australian Dollar	1.30	1.35	1.33
Argentinian Peso	16.57	14.78	9.26

In 2017, the company derived 67 percent (61 percent including joint ventures) of its revenues from South Africa, Brazil, Australia and Argentina, and incurred 71 percent (64 percent including joint ventures) of its total cash costs in South Africa, Brazil, Australia and Argentina. A one percent strengthening of these local currencies against the US dollar will result in an increase in total cash costs incurred of about $21 million or $6 per ounce.

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

AngloGold Ashanti employs over 51,000 people globally, most of whom are members of trade unions, particularly in South Africa, Continental Africa and the Americas. Salaries and wages account for a significant component of local total cash costs and are impacted by annual wage increases.

Energy costs, comprising power, fuel and lubricants, are another material component of total cash costs. Due to the remote location of some of its mines in Continental Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of oil has fluctuated between $54 and $65 per barrel of Brent crude in 2017. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average total cash costs of all its operations increases by about $3 million or $0.8 per ounce, with the total cash costs of certain of the company’s mines, particularly Geita, Siguiri, Sadiola and Kibali, which are more dependent on fuel, being more sensitive to changes in the price of oil. Energy costs, even in business segments which are supported by grid power, like South Africa, have increased considerably over the three year period, with price increases from Eskom (South Africa’s power utility) that exceeded average inflation. These increases have adversely impacted total cash costs.

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

Royalties (excluding joint ventures), which are generally calculated as a percentage of revenue, varied over the past three years from $100 million incurred in 2015 to $105 million incurred in 2016 and $116 million in 2017, primarily due to the variations in the gold prices received, production and royalty rate increases. At Geita in Tanzania, despite the dispute over the legal basis for the increased royalty rate, from four percent to six percent, and the imposition of one percent clearing fee for the export of gold. Our subsidiaries in Tanzania are paying the new levies under protest. As a result, the additional royalty of $11 million paid has been expensed and accounted for as a special item.

Royalties are likely to continue to vary in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Rehabilitation costs

Total provisions for decommissioning and for restoration (excluding joint ventures) totalled $705 million in 2016 and $695 million in 2017. The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities and royalty rate increases. During 2017 $23 million for restoration and decommissioning was transferred to assets held for sale.

Amortisation of tangible assets

Amortisation of tangible assets increased during the 2015 - 2017 period, from $737 million to $817 million, largely due to increased production at Geita, Siguiri and Cerro Vanguardia. The increase in amortisation was partly offset by the impairment of assets at Kopanang and Tau Tona and the reclassification of the assets and liabilities of Moab Khotsong and Kopanang, to non-current assets and liabilities held for sale during October 2017, at which stage, amortisation of these assets ceased.

Exploration and evaluation costs

The company has expensed exploration expenditure during the years ended 31 December 2015, 2016 and 2017 in order to replenish depleting Ore Reserve and bring new ore bodies into pre-feasibility or feasibility. The expensed exploration costs incurred over the last three fiscal years amounted to $132 million in 2015, $133 million in 2016 and $114 million in 2017. Exploration expenditure reduced during 2017, with a reduction in greenfields exploration as well as lower spend on prefeasibility studies.

Corporate administration, marketing and other expenses

The corporate administration, marketing and other expenses incurred amounted to $78 million in 2015, $61 million in 2016 and $64 million in 2017. The costs were higher in 2017 mainly due to the stronger rand.

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

When reviewing goodwill and other tangible assets for impairment, AngloGold Ashanti's assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term real gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long term real gold price of $1,240 per ounce in 2017 and $1,212 per ounce in 2016, were based on a range of economic and market conditions, which were, at that time, expected to exist over the remaining useful life of the assets.

AngloGold Ashanti considers the long-term fundamentals that provide support to the gold price assumption. These include, amongst other things, gold as a long-term store of value, hedge against inflation, safe haven status, strong physical demand from emerging markets, central bank purchases, quantitative easing and devaluation of paper currency, falling global mine production and rising costs of producing gold, all of which represent significant and enduring trends supportive of AngloGold Ashanti's gold price assumption.

The actual spot gold price averaged $1,257 per ounce in 2017 and $1,248 per ounce in 2016. The gold price in 2018 has been subject to volatile short term swings and has averaged $1,329 per ounce from 1 January 2018 to 19 March 2018 and closed at $1,317 per ounce on 19 March 2018.

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

Taxation

Taxation decreased over the period 2015 - 2017 from an expense of $211 million in 2015 to an expense of $108 million in 2017. Reduction in taxation over the period 2015 - 2017 is largely due to a lower deferred taxation rate in South Africa in carry forward losses and in Brazil due to the effect of exchange rate movements as well as lower current and withholding taxes related to Tanzanian operations.

Taxation is likely to continue to be volatile in the coming years, as host governments in a number of jurisdictions increasingly seek to obtain a higher share of revenue by increasing rates of existing taxes and introducing new taxes on gold mines.

Production in 2017

For the year ended 31 December 2017, AngloGold Ashanti’s total attributable gold production of 3.76 million ounces was 130,000 ounces, or four percent, higher than the 2016 production of 3.63 million ounces.

In South Africa, gold production decreased by seven percent, or 64,000 ounces, in 2017 as compared to 2016. The decrease was mainly due to the downscaling of production activities as a result of the orderly closure of TauTona. Lower production at Mponeng was due to lower grades as a result of lower reef values and the planned move from higher grade areas. Lower production at Vaal River Surface Operations was due to low mill availability at the Kopanang Gold Plant and the suspension of the processing of Kopanang marginal ore dumps. The decrease in production was partially offset by higher production at Moab Khotsong due to improved production efficiencies and fewer safety stoppages. Higher production was also recorded at Mine Waste Solutions due to the increase in feed grades due to higher grades from the Sulphur pay and the East tailing storage facilities, coupled with improvements in recoveries.

Production increased by 10 percent, or 132,000 ounces, in 2017, as compared to 2016, in Continental Africa. The increase was mainly due to higher recovered grades at Iduapriem, higher grades mined at Siguiri, which included mining in the new Seguelen pit and the higher recovered grades at Geita due to the planned mining of higher grade areas as Geita continues mining in Nyankanga Cut 7 and 8.

Production increased by eight percent, or 39,000 ounces, in 2017, as compared to 2016, in Australia. Gold production increased at Sunrise Dam due to increased grades, increased mill throughput and improved metallurgical recoveries. Improved mill throughput resulted in higher production at Tropicana.

In the Americas region, production increased by two percent, or 20,000 ounces in 2017 as compared to 2016. The increase was mainly due to higher production from CDS Operation with higher tonnes from the Sulphide mine and grade from both the Oxide and Sulphide mines at AGA Mineração in Brazil.

Production in 2016

For the year ended 31 December 2016, AngloGold Ashanti’s total attributable gold production of 3.63 million ounces was 320,000 ounces, or eight percent, lower than the 2015 production of 3.95 million ounces which included discontinued operations.

In South Africa, gold production decreased by four percent, or 37,000 ounces, in 2016 as compared to 2015. The lower production was due to safety stoppages and lower grades at TauTona and Kopanang. The decrease in production was partially offset by higher production at Moab Khotsong and Mponeng due to less safety stoppages in 2016 and higher grades at Moab Khotsong and higher volumes treated at Mponeng.

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

In the Americas region, production decreased by one percent, or 11,000 ounces (excluding discontinued operations) in 2016 as compared to 2015. The decrease was mainly due to lower grades as a result of operational and geotechnical issues in Brazil at AGA Mineração. The decrease was partially offset by a slight increase in production at Cerro Vanguardia as a result of higher tonnes treated

Comparison of financial performance in 2017, 2016 and 2015

Financial performance of AngloGold Ashanti	Year ended 31 December
(in millions)	2017	2016	2015
Gold income	4,356	4,085	4,015
Cost of sales	(3,582)	(3,263)	(3,294)
Other expenses	(859)	(564)	(552)
Share of associates and joint ventures’ profit	22	11	88
Taxation expense	(108)	(189)	(211)
Net profit attributable to non-controlling interests	20	17	15
Net (loss) profit attributable to equity shareholders – Continuing operations	(191)	63	31
Net (loss) profit attributable to equity shareholders – Discontinued operations	—	—	(116)

Comparison of total cost of sales in 2017, 2016 and 2015

The following table presents cost of sales from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2017:

Cost of sales for AngloGold Ashanti	Year ended December 31
	2017	2016	2015(1)
Total cost of sales	3,582	3,263	3,294
Inventory change	(15)	38	(23)
Amortisation of tangible assets	(817)	(789)	(737)
Amortisation of intangible assets	(6)	(20)	(40)
Retrenchment costs	(6)	(14)	(11)
Rehabilitation and other non-cash costs	(29)	(43)	10
Total cash costs	2,709	2,435	2,493
Royalties	(116)	(105)	(100)
Other cash costs	(19)	(24)	(27)
	2,574	2,306	2,366
By-products revenue	154	138	127
Cash operating costs	2,728	2,444	2,493
(1) Excluding discontinued operations in 2015.

Comparison of financial performance in 2017 with 2016

Our gold income is materially impacted by price and volume variances. All of our costs are impacted by the consequences of average exchange rate movements.

Exchange fluctuations in and the average exchange rates for the South African Rand, Brazilian Real, Australian Dollar and the Argentinean Peso have effects on the various components that make up our costs based on the level of local procurement of each of these costs. For a discussion of the effect of foreign exchange fluctuations on our financial results, see “Item 5A-Foreign exchange fluctuations”.

Gold income

Gold income increased by $271 million, or seven percent, from $4,085 million in 2016 to $4,356 million in 2017, mainly as a result of the increase in gold sold of 179,000 ounces, which resulted in an income of $241 million. The gold price received increased by $9 per ounce, or one percent, from $1,249 per ounce during 2016 to $1,258 per ounce in 2017 which resulted in a further increase in gold income of $30 million.

Gold income from the South African operations in 2017 decreased by $72 million, or six percent, to $1,101 million from $1,173 million in 2016. The decrease was mainly as a result of the decrease in gold sold of 61,000 ounces, primarily as a result of the orderly closure of Tau Tona, which accounted for a $80 million decrease in gold income. The decrease was partially offset by the increase in the gold price received which resulted in an increase in gold income of $8 million.

Gold income from the Continental Africa operations increased by $212 million, or 17 percent, to $1,442 million in 2017 from $1,230 million in 2016, mainly as a result of the increase in gold sold of 149,000 ounces, which resulted in an increase of gold income of $203 million. The increase in production was mainly due to higher recovered grades at Iduapriem, Siguiri and Geita. The increase in the gold price received resulted in an increase in gold income of $9 million.

Gold income from Australia increased by $63 million, or 10 percent, from $646 million in 2016 to $709 million in 2017. The increase was due to the increase of 43,000 ounces in gold sold in 2017, which resulted in an increase in gold income of $59 million. Gold production increased at Sunrise Dam due to increased grades and improved metallurgical recoveries and improved mill throughput resulted in higher production at Tropicana. The increase in the gold price received resulted in an increase in gold income of $4 million.

Gold income from the Americas operations increased by $68 million, or seven percent, from $1,036 million in 2016 to $1,104 million in 2017. The increase was due to an increase of 47,000 ounces in gold sold in 2017, which resulted in an increase in gold income of $61 million. Gold production primarily increased at AGA Mineração in Brazil mainly due to higher underground tonnages mined, coupled with improved grades. The increase in the gold price received resulted in an increase in gold income of $7 million.

Cost of sales

Cost of sales increased from $3,263 million in 2016 to $3,582 million in 2017, which represents a $319 million or 10 percent increase. The increase was primarily due to $284 million, or 12 percent, increase in cash operating costs from $2,444 million in 2016 to $2,728 million in 2017. The increase in cash operating costs was due to the strengthening of local currencies against the US dollar and inflationary increases in labour costs, stores and consumable costs, fuel and power costs and contractor costs. The increase in royalties of $11 million is due to the increase in revenue from the higher gold price, production achieved and increased royalty rates in 2017 compared to 2016. The additional royalty paid at Geita of $11 million was accounted for as a special item (refer to explanation above under total cash costs and impacts of inflation). Total amortisation increased by $14 million from $809 million in 2016 to $823 million in 2017. There was a $53 million inventory change from negative $38 million to positive $15 million due to a decrease in gold on hand. The increase in costs was partially offset by a $16 million increase in by-product revenue due to higher silver volumes sold. Rehabilitation and other non-cash costs decreased by $14 million from $43 million in 2016 to $29 million in 2017. This decrease arose from the changes to cash flows, inflation rates and discount rates compared to 2016. Retrenchment costs decreased by $8 million from $14 million in 2016 to $6 million in 2017.

In South Africa cost of sales increased from $1,041 million in 2016 to $1,114 million in 2017, which represents a $73 million or seven percent increase. The increase was mainly due to the increase in labour costs, stores and consumable costs, fuel and power costs, service related costs and the strengthening of the local currency against the US dollar. The increase was partially offset by a decrease in amortisation of tangible assets and retrenchment costs.

In Continental Africa cost of sales increased from $925 million in 2016 to $1,070 million in 2017, which represents a $145 million or 16 percent increase. The increase was mainly due to an increase in contractor costs, labour costs, stores and consumable costs, fuel and power costs, amortisation of tangible assets and inventory change. The increase was partially offset by a decrease in service related costs and rehabilitation and other non-cash costs.

In Australasia cost of sales increased from $540 million in 2016 to $550 million in 2017, which represents a $10 million increase. The increase was mainly due to the strengthening of the local currency against the US dollar, amortisation of tangible assets and inventory change.

In the Americas cost of sales increased from $752 million in 2016 to $851 million in 2017, which represents a $99 million or 13 percent increase. The increase was mainly due an increase in labour costs, stores and consumable costs, fuel and power costs, contractor costs, total amortisation and inventory change. The increase was partially offset by a decrease in service related costs and an increase in by-product revenue from silver which was higher due to volumes sold.

Total cash costs

Total cash costs increased from $2,435 million in 2016 to $2,709 million in 2017, which represents a $274 million, or 11 percent, increase. The increase was primarily due to an increase in salaries and wages costs, stores and other consumables costs, fuel and power costs, contractor costs and royalties. The strengthening of local currencies contributed $119 million to the increase. The increase was partially offset by a decrease in service related costs and an increase in revenue from by-products.

Labour costs increased from $859 million in 2016 to $946 million in 2017, which represents $87 million, or a 10 percent, increase.

In South Africa labour increased by $44 million, or 10 percent, from $428 million in 2016 to $472 million in 2017 mainly due to inflation and the strengthening of the local currency against the US dollar.

In Continental Africa labour increased by $14 million, or 11 percent, from $133 million in 2016 to $147 million in 2017 mainly due to inflation.

In Australia labour increased by $10 million, or 17 percent, from $59 million in 2016 to $69 million in 2017 mainly due to inflation and the strengthening of the local currency against the US dollar.

In the Americas labour increased by $18 million, or eight percent, from $237 million in 2016 to $255 million in 2017.

Consumable stores increased from $534 million in 2016 to $618 million in 2017, which represents a $84 million, or 16 percent, increase. The increase was due mainly due to an increase in engineering material at Geita and Cerro Vanguardia due to higher spending on underground development.

Fuel, power and water costs increased from $414 million in 2016 to $464 million in 2017, which represents a $50 million, or 12 percent, increase.

The increase was mainly due to the average $11 dollar per barrel, or 26 percent, increase in oil prices which resulted in fuel cost increasing across the group by $34 million, or 25 percent, from $136 million to $170 million.

Power cost increased by $14 million from $267 million in 2016 to $281 million in 2017. The increase was mainly due to the $13 million increase in South Africa. The increase was mainly due to inflation and the nine percent stronger South African rand partially offset by lower production.

Contractor costs increased from $443 million in 2016 to $622 million in 2017, which represents $179 million, or a 40 percent increase. The increase was mainly due to an increase of $84 million at Geita due to the ramping up of underground mining and $35 million in Australia due to increase production.

Service and other charges decreased from $193 million in 2016 to $78 million in 2017. This decrease was mainly due to lower ore stockpile adjustments and increased capital ore reserve development credits in 2017 compared to 2016.

Revenue from by-products, included in total cash costs, increased from $138 million in 2016 to $154 million in 2017, which represents a $16 million, or 12 percent, increase. The increase was mainly due to an increase in revenue from silver sales from $99 million in 2016 to $122 million in 2017. Silver sold increased from 5.4 million ounces in 2016 to 6.6 million ounces in 2017. The increase was mainly at Cerro Vanguardia. The increase was partially offset by an $8 million decrease in uranium revenue in South Africa at Kopanang and Moab Khotsong.

Royalties, which are generally calculated as a percentage of revenue, increased from $105 million in 2016 to $116 million in 2017, primarily due to an increase in the spot gold prices and an increase in production at Siguiri, Cerro Vanguardia, Tropicana and Geita.

Retrenchment costs

Retrenchment costs included in cost of sales decreased from $14 million in 2016 to $6 million in 2017, which represents an $8 million, or 57 percent, decrease. The decrease was mainly due to retrenchment costs in the South African region being included in special items. This decrease was partially offset by an increase in retrenchment costs from the South American region.

Rehabilitation costs

Rehabilitation costs decreased from $17 million in 2016 to $1 million in 2017, which represents a $16 million decrease. The change in estimates is attributable to changes in discount rates following changes in global economic assumptions and changes in mine plans. These changes have resulted in changes in cash flows, the design of tailings storage facilities and in methodology, following requests from the environmental regulatory authorities.

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense increased from $809 million in 2016 to $823 million in 2017, which represents a $14 million or two percent increase. Amortisation of tangible assets increased by $28 million largely due to higher production at Siguiri and Córrego do Sitio. The increase was partially offset by a decrease in amortisation in South Africa. Amortisation of intangible assets is $14 million lower than 2016 mainly due to decreased amortisation of software and licenses at the South African and South American operations.

Other expenses

Other operating expenses decreased from $110 million in 2016 to $88 million in 2017, which represents a $22 million, or 20 percent decrease. The decrease was mainly due to a decrease in post retirement defined benefit provisions of $16 million and care and maintenance costs of $8 million partially offset by an increase in other provisions of $2 million. Corporate expenses increased by $3 million in 2017 compared to 2016 relating mainly to exchange variances. Exchange losses decreased by $77 million mainly as a result of the $60 million exchange loss on the foreign currency translation reserve release in the prior year.

Special items

Special items increased from $42 million in 2016 to $438 million in 2017, which represents a $396 million, or 943 percent, increase. This increase was mainly due to impairment and derecognition of mining assets in South Africa of $286 million and impairment of goodwill at First Uranium (South Africa) of $9 million; retrenchment costs, mainly in South Africa, of $88 million; a provision for the settlement of the silicosis class action of $63 million and the additional royalty at Geita of $11 million. The increase was partially offset by royalties received of $18 million, receipt of proceeds on the settlement of an arbitration of $6 million, OCI recycle on disposal of Mariana resources of $5 million and profit on sale of assets of $3 million.

Finance costs and unwinding of obligations

Finance costs decreased by $16 million, or 10 percent, to $142 million in 2017, compared to $158 million in 2016. The decrease of $16 million was mainly due to the reduction in interest arising on the settlement of the $1.25 billion bond during August 2016 and settlement of the R750 million bond during December 2016 partially offset by higher interest paid on the banking facilities in South Africa of $12 million. Unwinding of obligations expense of $27 million was recorded in 2017 compared with $22 million in 2016.

Share of associates and joint ventures' profit

Share of associates and joint ventures' profit increased to a profit of $22 million in 2017 compared to profit $11 million in 2016, mainly as a result of an increase in net impairment reversals from $6 million in 2016 to $15 million in 2017.

Taxation

A taxation expense of $108 million was recorded in 2017, compared to an expense of $189 million in 2016. Charges for current tax in 2017 amounted to $176 million, compared to $ 234 million in 2016. The decrease in tax is mainly due to lower earnings in Brazil and Tanzania, elimination of withholding tax on dividends in 2017 in Argentina and credits due to changes in tax legislation substantially enacted in North America in late December 2017. Charges for deferred tax in 2017 amounted to a net deferred tax benefit of $68 million compared to a net deferred tax benefit of $45 million in 2016. The increase in deferred taxation benefit is largely due to higher tax losses, deferred tax credits booked on impairments, retrenchment and silicosis provisions in South Africa, which were partially offset by the reversal of certain capital uplift allowances at First Uranium (in South Africa) relating to prior years.

Comparison of financial performance in 2016 with 2015

Our gold income is only materially impacted by price and volume variances. All of our costs are impacted by the consequences of average exchange rate movements.

When comparing the results of operations for 2016 compared to 2015 the investor is referred to “Item 5A - Foreign exchange fluctuations” where we report on exchange fluctuations and the average exchange rates in the South African Rand, Brazilian Real, Australian Dollar and the Argentinean Peso which will have effects on the various components that make up our costs based on the level of local procurement of each of these costs.

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

Gold income from Australia decreased by $20 million, or three percent, from $666 million in 2015 to $646 million in 2016. The decrease was due to the 56,000 ounces decrease in gold sold in 2016, which resulted in a decrease in gold income of $67 million. The decrease in production was mainly as a result of lower planned grades mined at Tropicana. The decrease was partially offset by the increase in the gold price received which resulted in an increase in gold income of $47 million.

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

Cost of sales

Cost of sales decreased from $3,294 million in 2015 to $3,263 million in 2016, which represents a $31 million or one percent decrease. The decrease was primarily due to the $61 million inventory change in 2016 as a result of an increase in related total cash costs and amortisation of tangible and intangible assets directly related to the production of inventory, being deferred into inventory at year end. This overall decrease in cost of sales was offset by an increase in total amortisation costs of $32 million from $777 million in 2015 to $809 million in 2016. The increase in royalties of $5 million is due to the increase in revenue due to the higher gold price achieved in 2016 than 2015. In addition, rehabilitation and other non-cash costs increased by $53 million from a credit of $10 million in 2015 to a cost of $43 million. This increase arose from the changes to cash flows, inflation rates and discount rates compared to 2015. The $49 million decrease in cash operating costs from $2,493 million to $2,444 million, was primarily due the weakness in local currencies and was partially offset by inflationary increases. By-product revenue increased due to higher volumes sold as well as higher average prices received for silver.

In South Africa cost of sales decreased from $1,083 million in 2015 to $1,041 million in 2016, which represents a $42 million or four percent decrease. The decrease was mainly due to the weakening of the rand, which was partially offset by an increase in production costs in the local currency.

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

In the Americas cost of sales increased from $719 million in 2015 to $752 million in 2016, which represents a $33 million or five percent increase. The increase was mainly due to increases in services costs and amortisation of tangible assets which were partially offset by an increase in by-product revenue from silver which was due to higher volumes sold as well as a higher average silver price received in 2016.

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

In Continental Africa labour decreased by $8 million, or six percent, from $141 million in 2015 to $133 million in 2016 mainly due to Obuasi being transferred to care and maintenance and a decrease at Siguiri.

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

The decrease was mainly due to the average $9 dollar per barrel, or 17 percent, decrease in oil prices which resulted in fuel cost decreasing across the group by $34 million, or 27 percent, from $124 million to $90 million.

The decrease was partially offset by a $10 million increase in power costs. Power costs increased by $18 million in Australia mainly at Tropicana due to annual rate increases and the use of gas to generate power. In the Americas power increased by $6 million mainly at Serra Grande and AGA Córrego do Sítío Mineração. The increase was partially offset by a decrease in power costs due to lower production mainly in South Africa and Continental Africa.

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

Share of associates and joint ventures' profit

Share of associates and joint ventures' profit decreased to $11 million in 2016 compared to $88 million in 2015, mainly as a result of the decrease in operating profits due to an increase in operating costs and a decrease in revenue due to lower production partially offset by an increase in the gold price received. Net impairments reversals decreased to $6 million in 2016 from $24 million in 2015.

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

Capital expenditure

The following table presents capital expenditure data for the AngloGold Ashanti group for the three-year period ended 31 December 2017:

Capital expenditure data for AngloGold Ashanti	Year ended December 31
	2017	2016	2015
Capital expenditure (million US dollars)	953	811	857
- Consolidated entities	830	711	726
- Equity accounted joint ventures	123	100	131

Total capital expenditure was $953 million in 2017 compared to $811 million in 2016. This represents a $142 million, or 18 percent, increase from 2016. This increase is due to increased capital expenditure on existing operations ($134 million) and on growth related projects ($8 million). Capital expenditure increased at Iduapriem by $43 million due to pre-stripping and the plant recovery improvement project. Capital expenditure increased at Geita by $38 million due to establishment of underground and ore reserve development partially offset by stripping due to pit depletion. Capital expenditure increased at Sunrise Dam, in Australia, by $30 million due to continued underground ore reserve development. Capital expenditure increased at Siguiri by $23 million due to the combination plant, infill drilling and overland land conveyor belt replacement. Capital expenditure increased at Kibali, in the DRC, by $18 million due to plant upgrade with four ultra-fine grind mills and Hydro power plant and increased stripping. Capital expenditure increased at Tropicana, in Australia, by $15 million due to an increase in deferred waste stripping. Capital expenditure increased by $14 million at Córrego do Sítío due to the raising of the tailings dam, an increase in stay in business spending and exploration. The strengthening of local currencies against the US dollar also resulted in an increase of capital expenditure. The increase in capital expenditure was partially offset by a decrease of $32 million in South Africa due to expenditure on Kopanang, Tau Tona, West gold plant, ATIC and directly associated services projects, expensed from July 2017 and capital rationing and postponement of Mponeng Mine Life Extension.

Total capital expenditure was $811 million in 2016 compared to $799 million (excluding discontinued operations) in 2015. This represents a $12 million, or two percent, increase from 2015. The increase in capital expenditure during 2016 is due to increased capital expenditure on existing operations ($65 million) partially offset by reduced expenditure on growth related projects ($53 million). Capital expenditure increased at Tropicana, in Australia, by $28 million due to an increase in deferred waste stripping of $18 million and more spend on sustaining capital of $10 million. Capital expenditure increased by $33 million at Córrego do Sítío due to the raising of the tailings dam, an increase in stay in business spending, an increase in primary development and exploration cost partially offset by the weakening of the local currency against the US dollar. Capital expenditure increased by $10 million at Serra Grande due to increased ore reserve development and the conversion of the leaching process, partially offset by the weakening of the local currency against the US dollar. Capital expenditure increased by $30 million at Siguiri due to cost incurred relating to the combination plant project and sustainability project. The increase in capital expenditure was partially offset by a decrease of $24 million in South Africa due to a weaker exchange rate, a decrease of $17 million at Obuasi due to the mine transitioning to care and maintenance, a decrease of $32 million at Kibali due to decreased spending on growth projects partly offset by higher ore reserve development and a decrease of $8 million at Cerro Vanguardia mainly due to a weaker local exchange rate.

Comparison of financial performance on a segment basis for 2017, 2016 and 2015

The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2017		2016		2015
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
South Africa	1,101	25	1,173	29	1,132	27
Continental Africa	1,895	44	1,663	41	1,724	42
Australasia	709	16	646	16	666	16
Americas	1,104	25	1,036	25	967	23
	4,809		4,518		4,489
Less : Associates and equity accounted joint ventures included above	(453)	(10)	(433)	(11)	(474)	(11)
Continuing operations	4,356		4,085		4,015
Discontinued operations	—	—	—	—	137	3
	4,356	100	4,085	100	4,152	100

Assets

(in millions)	Year ended 31 December
	2017		2016		2015
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
South Africa	1,734	24	1,818	26	1,629	22
Continental Africa	3,153	44	3,090	43	3,121	43
Australasia	929	13	804	11	837	12
Americas	1,258	17	1,273	18	1,341	18
Other, including non-gold producing subsidiaries	145	2	168	2	356	5
Total assets	7,219	100	7,153	100	7,284	100

At 31 December 2017, 24 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 26 percent at the end of 2016. The remaining operations collectively accounted for approximately 76 percent of AngloGold Ashanti’s total assets at 31 December 2017 compared to 74 percent at the end of the same period in 2016.

At 31 December 2016, 26 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 22 percent at the end of 2015. The remaining operations collectively accounted for approximately 74 percent of AngloGold Ashanti’s total assets at 31 December 2016 compared to 78 percent at the end of the same period in 2015.

Non-GAAP analysis

Reconciliation of all-in sustaining costs and all-in costs to cost of sales per the financial statements

During June 2013, the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides in this annual report on Form 20-F, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is an extension of the existing “total cash cost” metric and incorporates all costs related to sustaining production and in particular, recognises the sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold. “All-in cost” includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in cost per ounce” is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

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

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to all-in sustaining costs, all-in costs and total cash costs for each of the three years in the period ended 31 December 2017 is presented below. In addition, the company has provided below detail of the attributable ounces of gold produced and sold by mine for each of those periods.

The following table presents selected operating data for the AngloGold Ashanti group for the three-year period ended 31 December 2017:

Operating data for AngloGold Ashanti	Year ended December 31
	2017	2016	2015
Total cash costs (million US dollars) – per financial statements(1)	2,709	2,435	2,493
All-in sustaining costs ($/oz) - Subsidiaries(2)	1,050	990	935
All-in sustaining costs ($/oz) - Joint Ventures(2)	1,087	955	704
All-in costs ($/oz) - Subsidiaries(2)	1,119	1,063	1,003
All-in costs ($/oz) - Joint Ventures(2)	1,186	1,141	989
Total cash costs ($/oz) - Subsidiaries(2)	789	737	719
Total cash costs ($/oz) - Joint Ventures(2)	819	812	655

(1)	Excludes discontinued operations in 2015.

(2)	All-in sustaining costs, all-in costs and total cash costs are non-GAAP measures.

Total all-in sustaining costs, all-in costs and total cash costs

For a detailed reconciliation of all-in sustaining costs, all-in costs and total cash costs see “Operations” tables.

Comparison of all-in sustaining costs in 2017 with 2016

All-in sustaining costs per ounce (excluding stockpile impairments) in South Africa increased in 2017 by $164 per ounce, or 15 percent, to $1,245 per ounce from $1,081 per ounce in 2016. The increase was as a result of the strengthening of the rand, increase in cost of sales and the 61,000-ounce decrease in gold sold (excluding pre-production ounces).

In Continental Africa - Subsidiaries, all-in sustaining costs (excluding stockpile impairments) increased by $23 per ounce, or three percent, to $909 per ounce in 2017 from $886 per ounce in 2016. This increase was mainly due to an increase in cost of sales, an increase in sustaining capital expenditure due to increased spending at Iduapriem and Geita underground development. The increase in all-in sustaining costs was partially offset by a 149,000-ounce increase in gold sold (excluding pre-production ounces).

In Continental Africa - Joint Ventures, all-in sustaining costs (excluding stockpile impairments) increased by $132 per ounce, or 14 percent, to $1,087 per ounce in 2017 from $955 per ounce in 2016. This increase was mainly due to an increase in cost of sales, an increase in sustaining capital expenditure due to increased spending on Kibali as it moves underground. The increase in all-in sustaining costs was partially offset by a 15,000-ounce increase in gold sold.

In the Americas, all-in sustaining costs (excluding stockpile impairments) increased by $68 per ounce, or eight percent, to $943 per ounce in 2017 from $875 per ounce in 2016. This increase was mainly due to an increase in costs of sales partially offset by an increase of 47,000 ounces in gold sold in 2017 (excluding pre-production ounces).

In Australia, all-in sustaining costs decreased by $5 per ounce to $1,062 per ounce in 2017 from $1,067 per ounce in 2016. This decrease was mainly due to an increase of 43,000 ounces in gold sold in 2017 partially offset by an increase in sustaining capital expenditure.

Comparison of all-in costs in 2017 with 2016

All-in costs per ounce (excluding stockpile impairments) in South Africa increased by $156 per ounce, or 14 percent, to $1,278 per ounce in 2017 from $1,122 per ounce in 2016. The increase was as a result of the strengthening of the rand, an increase in all-in sustaining costs and the 61,000-ounce decrease in gold sold.

In Continental Africa - Subsidiaries, all-in costs (excluding stockpile impairments) increased by $30 per ounce, or three percent, to $1,019 per ounce in 2017 from $989 per ounce in 2016. This increase was mainly due to an increase in all-in sustaining costs and an increase in non-sustaining project capital expenditure, due to combination plant, infill drilling and overland land conveyor belt replacement at Siguiri. The increase in all-in costs was partially offset by a 149,000-ounce increase in gold sold (excluding pre-production ounces).

In Continental Africa - Joint Ventures, all-in costs (excluding stockpile impairments) increased by $45 per ounce, or four percent, to $1,186 per ounce in 2017 from $1,141 per ounce in 2016. This increase was mainly due to a $60 million increase in all-in sustaining costs. This increase was partially offset by a 15,000-ounce increase in gold sold and a decrease in major project spending at Kibali as projects were completed and commissioned.

In the Americas, all-in costs (excluding stockpile impairments) increased by $59 per ounce, or six percent, to $1,018 per ounce in 2017 from $959 per ounce in 2016. This increase was mainly due to an increase in all-in sustaining costs partially offset by a 47,000-ounce increase in gold sold (excluding pre-production ounces).

In Australia, all-in costs decreased by $1 per ounce to $1,080 per ounce in 2017 from $1,081 per ounce in 2016, mainly due to an increase of 43,000 ounces in gold sold partially offset by an increase in all-in sustaining costs.

Comparison of total cash costs in 2017 with 2016

The currencies of South Africa, Australia and Brazil were, on average, stronger against the US dollar during 2017 as compared to 2016 which negatively impacted total cash costs for 2017. The currency of Argentina was, on average, weaker against the US dollar during 2017 as compared to 2016 which positively impacted total cash costs for 2017.

In South Africa, total cash costs increased by $189 per ounce, or 21 percent, to $1,085 per ounce in 2017 from $896 per ounce in 2016. The increase was mainly due to a 65,000-ounce decrease in production (excluding pre-production ounces), an increase in salaries and wages costs, consumables store costs, fuel costs, service related costs, the strengthening of the rand and expensed capital expenditure on certain operations as they underwent orderly closure.

At Kopanang, total cash costs increased by $210 per ounce, or 16 percent, to $1,534 per ounce in 2017 from $1,324 per ounce in 2016. The increase was mainly due to the increase in salaries and wages costs, consumables store costs, fuel costs and service related costs, the strengthening of the rand, lower uranium sales and expensed capital. Subsequent to the announcement made 28 June 2017 to restructure its South African operations by placing certain mines into care and maintenance, to be followed by orderly closure, on 19 October 2017, the company announced the sale of Kopanang Mine and related infrastructure, subject to conditions precedent. The Section 189 process continued at Kopanang together with the pending disposal of the mine.

At TauTona total cash costs increased by $896 per ounce, or 78 percent, to $2,044 per ounce in 2017 from $1,148 per ounce in 2016. The increase was mainly due to 55,000-ounce decrease in production and the strengthening of the rand. A decision was made to stop operations at TauTona and final blast took place on 15 September 2017.

At Moab Khotsong, total cash costs increased by $50 per ounce, or seven percent, to $779 per ounce in 2017 from $729 per ounce in 2016. The increase was mainly due to the increase in salaries and wages costs and fuel costs and the strengthening of the rand. The increase was partially offset by a 14,000-ounce increase in production.

At Mponeng, total cash costs increased by $235 per ounce, or 30 percent, to $1,014 per ounce in 2017 from $779 per ounce in 2016. The increase was mainly due to a 30,000-ounce decrease in production, the increase in salaries and wages costs, consumables store costs, fuel costs and service related costs and the strengthening of the rand.

At the Surface Operations, total cash costs increased by $70 per ounce, or eight percent, to $969 per ounce in 2017 from $899 per ounce in 2016. The increase was mainly due to the increase in salaries and wages costs, consumables store costs, fuel costs and service related costs and the strengthening of the rand. The increase was partially offset by a 6,000-ounce increase in production.

In Continental Africa - Subsidiaries, total cash costs increased by $6 per ounce, to $688 per ounce in 2017 from $682 per ounce in 2016. The increase was mainly due to the increase in salaries and wages costs, consumables store costs, fuel costs and contractor costs. The increase was partially offset by a 139,000-ounce increase in production (excluding pre-production ounces).

Total cash costs at Geita, in Tanzania, increased by $78 per ounce, or 15 percent, to $608 per ounce in 2017 from $530 per ounce in 2016. The increase was mainly due the increase in consumables store costs, fuel costs and contractor costs partially offset by a 61,000-ounce increase in production (excluding pre-production ounces).

In Ghana, at Iduapriem total cash costs decreased by $85 per ounce, or nine percent, to $823 per ounce in 2017 compared to $908 per ounce in 2016 mainly due to a 14,000-ounce increase in production.

At Siguiri, in Guinea, total cash costs decreased by eight percent to $725 per ounce in 2017 from $784 per ounce in 2016 mainly due to a 63,000-ounce increase in production partially offset by an increase in salaries and wages costs, consumables store costs, fuel costs and service related cost.

In Continental Africa - Joint Ventures, total cash costs increased by $7 per ounce, or one percent, to $819 per ounce in 2017 from $812 per ounce in 2016. The increase was mainly due to the increase in salaries and wages costs, consumables store costs, fuel costs and contractor costs partially offset by a 4,000-ounce increase in production.

In Mali, at Morila, total cash costs decreased by $149 per ounce, or 13 percent, to $974 per ounce in 2017 from $1,123 per ounce in 2016. The decrease was mainly due to the 6,000-ounce increase in production. At Sadiola, total cash costs decreased by $91 per ounce, or nine percent, from $991 per ounce in 2016 to $900 per ounce in 2017. The decrease in cash costs per ounces, despite the 7,000-ounce decrease in production, was due to the additional of full grade ore stockpiles compared to stockpile utilisation in 2016.

In the DRC, at Kibali, total cash costs increased by $44 per ounce, or six percent, to $784 per ounce in 2017 from $740 per ounce in 2016 mainly due to the increase in salaries and wages and contractor cost partially offset by a 4,000-ounce increase in production.

In the Americas, total cash costs increased by $60 per ounce to $638 per ounce in 2017 from $578 per ounce in 2016. The increase was mainly due to an increase in salaries and wages costs, consumables store costs and contractor costs partially offset by a 19,000-ounce increase in production (excluding pre-production ounces) and an increase in silver revenue due to an increase in silver sold from 5.1 million ounces in 2016 to 6.3 million ounces in 2017.

In Brazil, at AngloGold Ashanti Córrego do Sítío Mineração, total cash costs increased by $109 per ounce, or 19 percent, to $671 per ounce in 2017 from $562 per ounce in 2016 primarily due to increases in salaries and wages costs, consumables store costs and contractor costs partially offset by a 16,000-ounce increase in production (excluding pre-production ounces). At Serra Grande, total cash costs increased by $130 per ounce, or 21 percent, to $764 per ounce in 2017 from $634 per ounce in 2016 primarily due to increases in salaries and wages, consumable stores and service related costs.

In Argentina at Cerro Vanguardia, total cash costs decreased by $41 per ounce, or seven percent, to $522 per ounce in 2017 from $563 per ounce in 2016 primarily due to a 2,000-ounce increase in production and an increase in silver revenue due to an increase in silver sold from 5.1 million ounces in 2016 to 6.3 million ounces in 2017.

In Australia, total cash costs decreased by $50 per ounce, or six percent, to $743 per ounce in 2017 from $793 per ounce in 2016 primarily due to a 39,000-ounce increase in production.

At Sunrise Dam, total cash costs decreased by $7 per ounce, or one percent, to $919 per ounce in 2017 compared to $926 per ounce in 2016, mainly due to a 10,000-ounce increase in production.

At Tropicana, total cash costs decreased by $66 per ounce, or ten percent, to $564 per ounce in 2017 compared to $630 per ounce in 2016, mainly due to a 30,000-ounce increase in production.

Overall the subsidiaries total cash costs increased by $52 per ounce, or seven percent, to $789 per ounce in 2017 compared to $737 per ounce in 2016. The increase was mainly due to increases in salaries and wages costs, consumables store costs, fuel costs and contractor costs partially offset by a 134,000-ounce increase in production and an increase in silver revenue.

Comparison of all-in sustaining costs in 2016 with 2015

All-in sustaining costs per ounce (excluding stockpile impairments) in South Africa decreased in 2016 by $7 per ounce, or one percent, to $1,081 per ounce from $1,088 per ounce in 2015. The decrease was a result of the weakening of the rand. The decrease was partially offset by a 40,000-ounce decrease in gold sold.

In Continental Africa - Subsidiaries, all-in sustaining costs (excluding stockpile impairments) increased by $27 per ounce, or three percent, to $886 per ounce in 2016 from $859 per ounce in 2015. This increase was mainly due to an increase in cost of sales and a 92,000-ounce decrease in gold sold (excluding pre-production ounces).

In Continental Africa - Joint Ventures, all-in sustaining costs (excluding stockpile impairments) increased by $251 per ounce, or 36 percent, to $955 per ounce in 2016 from $704 per ounce in 2015. This increase was mainly due to a 61,000-ounce decrease in gold sold, an increase in cost of sales and an increase in sustaining capital expenditure due to increased spending on Kibali.

In the Americas, all-in sustaining costs (excluding stockpile impairments) increased by $83 per ounce, or 10 percent, to $875 per ounce in 2016 from $792 per ounce in 2015. This increase was mainly due to an increase in cost of sales, sustaining capital expenditure and a decrease of 22,000-ounces in gold sold in 2016 (excluding pre-production ounces).

In Australia, all-in sustaining costs increased by $192 per ounce, or 22 percent, to $1,067 per ounce in 2016 from $875 per ounce in 2015. This increase was mainly due to an increase in costs of sales, sustaining capital expenditure and a decrease of 56,000 ounces in gold sold in 2016.

Comparison of all-in costs in 2016 with 2015

All-in costs per ounce (excluding stockpile impairments) in South Africa decreased by $9 per ounce, or one percent, to $1,122 per ounce in 2016 from $1,131 per ounce in 2015. The decrease was a result of the weakening of the rand. The decrease was partially offset by a 40,000-ounce decrease in gold sold.

In Continental Africa - Subsidiaries, all-in costs (excluding stockpile impairments) increased by $45 per ounce, or five percent, to $989 per ounce in 2016 from $944 per ounce in 2015. This increase was mainly due to an increase in care and maintenance costs at Obuasi and a 92,000-ounce decrease in gold sold (excluding pre-production ounces). The increase was partially offset by a decrease in all-in sustaining costs.

In Continental Africa - Joint Ventures, all-in costs (excluding stockpile impairments) increased by $152 per ounce, or 15 percent, to $1,141 per ounce in 2016 from $989 per ounce in 2015. This increase was mainly due to an increase in all-in sustaining costs and a 61,000-ounce decrease in gold sold. This increase was partially offset by a decrease in non-sustaining project capital expenditure, due to a decrease in major project spending at Kibali as projects were completed and commissioned.

In the Americas, all-in costs (excluding stockpile impairments) increased by $74 per ounce, or eight percent, to $959 per ounce in 2016 from $885 per ounce in 2015. This increase was mainly due to an increase in all-in sustaining costs and a 22,000-ounce decrease in gold sold (excluding pre-production ounces).

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

In South Africa, total cash costs increased by $15 per ounce, or two percent, to $896 per ounce in 2016 from $881 per ounce in 2015. The increase was mainly due to a 35,000-ounce decrease in production (excluding pre-production ounces) partially offset by the weakening of the rand.

At Kopanang, total cash costs increased by $310 per ounce, or 31 percent, to $1,324 per ounce in 2016 from $1,014 per ounce in 2015. The increase was mainly due to 26,000-ounce decrease in production partially offset by the weakening of the rand.

At TauTona total cash costs increased by $265 per ounce, or 30 percent, to $1,148 per ounce in 2016 from $883 per ounce in 2015. The increase was mainly due to 63,000-ounce decrease in production partially offset by the weakening of the rand.

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

In Continental Africa - Subsidiaries, total cash costs decreased by $5 per ounce, or one percent, to $682 per ounce in 2016 from $687 per ounce in 2015. The decrease was mainly due to the 73,000-ounce decrease in production of gold (excluding pre-production ounces) partially offset by a decrease in salaries and wages costs, fuel and power costs and service related costs.

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

In Continental Africa - Joint Ventures, total cash costs increased by $157 per ounce, or 24 percent, to $812 per ounce in 2016 from $655 per ounce in 2015. The increase was mainly due to the 51,000-ounce decrease in production and increases in consumables store costs, contractor costs and service related costs.

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

In the DRC, at Kibali, total cash costs increased by $131 per ounce, or 22 percent, to $740 per ounce in 2016 from $609 per ounce in 2015 mainly due to the decrease of 25,000 ounces in production and an increase in contractor and consumable store costs.

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

In Argentina at Cerro Vanguardia, total cash costs decreased to $563 per ounce in 2016 from $625 per ounce in 2015 primarily due to a 3,000 ounce increase in production and an increase in silver revenue due to a higher average silver price in 2016 compared to 2015 and an increase in silver sold from 4.1 million ounces in 2015 to 5.1 million ounces in 2016 and reimbursement by the Government in respect of exports channelled through Patagonian ports.

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

At Tropicana, total cash costs increased by $138 per ounce, or 28 percent, to $630 per ounce in 2016 compared to $492 per ounce in 2015, mainly due to a 52,000-ounce decrease in production and increases and consumables store costs, fuel costs and service related costs.

Overall the subsidiaries total cash costs increased by $18 per ounce, or three percent, to $737 per ounce in 2016 compared to $719 per ounce in 2015. The increase was mainly due to a 161,000-ounce decrease in production.

For the year ended 31 December 2017
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang		Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	147		275	421	283	207	490	203	—	1,114	(3)
Amortisation of tangible and intangible assets	(9)		(41)	(50)	(53)	(14)	(67)	(14)	(2)	(133)	(2)
Adjusted for decommissioning amortisation	—		—	—	—	—	—	(2)	2	—	(2)
Corporate administration and marketing related to current operations	—		—	—	—	—	—	—	—	—	62
Inventory writedown to net realisable value and other stockpile adjustments	—		—	—	—	—	—	—	2	2	—
Sustaining exploration and study costs	—		—	—	—	—	—	—	—	—	1
Total sustaining capital expenditure	8		42	50	52	12	64	13	3	130	6
All-in sustaining costs	146		276	421	282	205	487	200	5	1,113	62
Adjusted for non-controlling interests and non-gold producing companies(1)	—		—	—	—	—	—	—	—	—	4
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	146		276	421	282	205	487	200	5	1,113	66
Adjusted for stockpile write-offs	—		—	—	—	—	—	—	(2)	(2)	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	146		276	421	282	205	487	200	3	1,111	65
All-in sustaining costs	146		276	421	282	205	487	200	5	1,113	62
Non-sustaining Project capex	—		—	—	20	—	20	—	—	20	—
Technology improvements	—		—	—	—	—	—	—	9	9	1
Non-sustaining exploration and study costs	—		—	—	—	—	—	—	—	—	1
Corporate and social responsibility costs not related to current operations	—		—	—	—	—	—	—	—	—	9
All-in costs	146		276	421	302	205	507	200	14	1,142	73
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	—	—	—	—	5
All-in costs adjusted for non-controlling interests and non-gold producing companies	146		276	421	302	205	507	200	14	1,142	78
Adjusted for stockpile write-offs	—		—	—	—	—	—	—	(2)	(2)	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	146		276	421	302	205	507	200	12	1,140	77
Gold sold - oz (000)(2)	91		294	385	224	91	316	192	—	892	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,593		938	1,094	1,259	2,242	1,544	1,045	—	1,245	—
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,593		939	1,094	1,349	2,242	1,607	1,045	—	1,278	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion (excluding pre-production ounces).

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

Rounding of figures may result in computational differences.

For the year ended 31 December 2017
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	147	275	421	283	207	490	203	—	1,114	(3)
Inventory change	—	—	1	—	—	—	(2)	(1)	(2)	—
Amortisation of intangible assets	—	(1)	(1)	(1)	—	(1)	—	—	(2)	1
Amortisation of tangible assets	(9)	(40)	(49)	(52)	(14)	(67)	(14)	—	(130)	(3)
Rehabilitation and other non-cash costs	3	(5)	(3)	(3)	(6)	(9)	(1)	1	(12)	—
Retrenchment costs	—	—	—	—	—	—	—	—	—	(1)
Total cash costs	140	229	369	227	186	413	186	—	968	(6)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	4
Total cash costs adjusted for non-controlling interests and non-gold producing companies	140	229	369	227	186	413	186	—	968	(2)
Gold produced – oz (000)(2)	91	294	386	224	91	315	192	—	892	—
Total cash costs per unit – $/oz(3)	1,534	779	958	1,014	2,044	1,311	969	—	1,085	—

For the year ended 31 December 2017
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	339	34	67	440	210	(6)	344	519	3	1,070
Amortisation of tangible and intangible assets	(120)	(6)	(10)	(136)	(28)	—	(57)	(197)	(3)	(285)
Adjusted for decommissioning amortisation	—	3	—	3	1	—	1	2	—	4
Sustaining exploration and study costs	—	—	1	1	—	—	8	17	—	25
Total sustaining capital expenditure	77	2	6	85	51	—	15	156	1	223
All-in sustaining costs	296	33	64	393	234	(6)	311	497	1	1,037
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(47)	—	—	(47)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	296	33	64	393	234	(6)	264	497	1	990
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	296	33	64	393	234	(6)	264	497	1	990
All-in sustaining costs	296	33	64	393	234	(6)	311	497	1	1,037
Non-sustaining Project capex	34	—	1	35	—	—	67	—	—	67
Non-sustaining exploration and study costs	1	—	—	1	—	1	—	—	—	1
Care and maintenance costs	—	—	—	—	—	62	—	—	—	62
All-in costs	331	33	65	429	234	57	378	497	1	1,167
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(57)	—	—	(57)
All-in costs adjusted for non-controlling interests and non-gold producing companies	331	33	65	429	234	57	321	497	1	1,110
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	331	33	65	429	234	57	321	497	1	1,110
Gold sold – oz (000)(2)	272	27	63	362	227	3	332	528	—	1,090
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,090	1,218	1,019	1,087	1,033	—	796	941	—	909
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,216	1,218	1,044	1,186	1,033	—	967	941	—	1,019

For the year ended 31 December 2017
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	339	34	67	440	210	(6)	344	519	3	1,070
Inventory change	(4)	—	1	(3)	—	—	(7)	13	—	6
Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(2)	(3)
Amortisation of tangible assets	(120)	(6)	(10)	(136)	(28)	—	(57)	(197)	—	(282)
Rehabilitation and other non-cash costs	(5)	(1)	—	(6)	7	7	(5)	(7)	—	2
Total cash costs	210	27	58	295	188	1	275	328	1	793
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(41)	—	—	(41)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	210	27	58	295	188	1	234	328	1	752
Gold produced - oz (000) (2)	268	28	63	360	228	3	323	539	—	1,094
Total cash costs per unit - $/oz(3)	784	974	900	819	823	—	725	608	—	688

For the year ended 31 December 2017
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	260	274	16	550	268	429	153	1	851
Amortisation of tangible and intangible assets	(34)	(89)	(7)	(130)	(83)	(140)	(50)	—	(273)
Adjusted for decommissioning amortisation	—	1	—	1	1	(1)	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	1	—	—	1
Inventory writedown to net realisable value and other stockpile adjustments	—	—	1	1	—	—	—	—	—
Sustaining exploration and study costs	2	7	5	14	3	8	6	7	24
Total sustaining capital expenditure	62	91	—	153	56	134	38	4	232
All-in sustaining costs	290	284	15	589	245	431	147	12	835
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(18)	—	—	(11)	(29)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	290	284	23	597	227	431	147	1	806
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	284	23	597	227	431	147	1	806
All-in sustaining costs	290	284	15	589	245	431	147	12	835
Non-sustaining Project capex	—	—	—	—	—	2	—	—	2
Non-sustaining exploration and study costs	—	—	10	10	2	7	—	28	37
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	12	2	1	15
All-in costs	290	284	25	599	247	452	149	41	889
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(19)	—	—	—	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	290	284	33	607	228	452	149	41	870
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	284	33	607	228	452	149	41	870
Gold sold – oz (000)(2)	241	321	—	562	293	428	133	—	854
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,203	885	—	1,062	772	1,006	1,103	—	943
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,203	885	—	1,080	780	1,055	1,119	—	1,018

For the year ended 31 December 2017
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	260	274	16	550	268	429	153	1	851
Inventory change	(2)	(2)	—	(4)	(12)	(3)	—	—	(15)
Amortisation of intangible assets	—	—	—	—	—	(1)	—	—	(1)
Amortisation of tangible assets	(34)	(89)	(7)	(130)	(83)	(139)	(50)	—	(272)
Rehabilitation and other non-cash costs	(5)	(2)	(2)	(9)	(11)	—	—	—	(11)
Retrenchment costs	—	—	—	—	(2)	(3)	(1)	1	(5)
Total cash costs	219	181	7	407	160	284	101	2	547
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	8	8	(12)	—	—	—	(12)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	219	181	15	415	148	284	101	2	535
Gold produced – oz (000) (2)	238	322	—	559	283	424	133	—	840
Total cash costs per unit – $/oz(3)	919	564	—	743	522	671	764	—	638

For the year ended 31 December 2017
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information	440	3,582
Amortisation of tangible and intangible assets	(136)	(823)
Adjusted for decommissioning amortisation	3	3
Corporate administration and marketing related to current operations	—	63
Inventory write-down to net realisable value and other stockpile adjustments	—	3
Sustaining exploration and study costs	1	64
Total sustaining capital expenditure	85	744
All-in sustaining costs	393	3,636
Adjusted for non-controlling interests and non-gold producing companies	—	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	393	3,572
Adjusted for stockpile write-offs	—	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	393	3,569
All-in sustaining costs	393	3,636
Non-sustaining Project capex	35	89
Technology improvements	—	10
Non-sustaining exploration and study costs	1	49
Care and maintenance costs	—	62
Corporate and social responsibility costs not related to current operations	—	24
All-in costs	429	3,870
Adjusted for non-controlling interests and non-gold producing companies	—	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	429	3,807
Adjusted for stockpile write-offs	—	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	429	3,804
Gold sold – oz (000)	362	3,399
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz	1,087	1,050
All-in cost per unit (excluding stockpile write-offs) – $/oz	1,186	1,119

For the year ended 31 December 2017
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information	440	3,582
Inventory change	(3)	(15)
Amortisation of intangible assets	—	(6)
Amortisation of tangible assets	(136)	(817)
Rehabilitation and other non-cash costs	(6)	(29)
Retrenchment costs	—	(6)
Total cash costs	295	2,709
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(41)
Associates and equity accounted joint ventures' share of total cash costs	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	295	2,668
Gold produced – oz (000)	360	3,384
Total cash costs (adjusted) per unit – $/oz	819	789

For the year ended 31 December 2016
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	144	255	400	259	198	457	185	(1)	1,041	5
Amortisation of tangible and intangible assets	(20)	(49)	(69)	(55)	(28)	(83)	(14)	(1)	(167)	(5)
Adjusted for decommissioning amortisation	—	—	(1)	—	—	—	(2)	3	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	59
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	5	5	—
Total sustaining capital expenditure	16	41	57	52	25	77	17	5	156	4
All-in sustaining costs	140	247	387	256	195	451	186	11	1,035	63
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	140	247	387	256	195	451	186	11	1,035	63
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(5)	(5)	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	140	247	387	256	195	451	186	6	1,030	63
All-in sustaining costs	140	247	387	256	195	451	186	11	1,035	63
Non-sustaining Project capex	—	2	2	24	—	24	—	(1)	25	—
Technology improvements	—	—	—	—	—	—	—	14	14	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	25
All-in costs	140	249	389	280	195	475	186	24	1,074	89
All-in costs adjusted for non-controlling interests and non-gold producing companies	140	249	389	280	195	475	186	24	1,074	89
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(5)	(5)	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	140	249	389	280	195	475	186	19	1,069	89
Gold sold - oz (000)(2)	91	279	369	253	146	398	185	—	953	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,555	884	1,049	1,011	1,345	1,133	1,004	—	1,081	—
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,555	890	1,053	1,105	1,345	1,193	1,004	—	1,122	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion.

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

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2016
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
Total cash costs
Cost of sales per segmental information	144	255	400	259	198	457	185	(1)	1,041	5
Inventory change	—	1	1	1	—	1	(1)	—	1	—
Amortisation of intangible assets	—	(2)	(2)	(1)	(1)	(2)	(1)	(1)	(6)	(2)
Amortisation of tangible assets	(19)	(48)	(67)	(54)	(27)	(81)	(13)	—	(161)	(3)
Rehabilitation and other non-cash costs	(2)	1	(2)	(4)	(1)	(5)	(3)	3	(7)	—
Retrenchment costs	(2)	(3)	(5)	(3)	(2)	(5)	—	(1)	(11)	—
Total cash costs	121	204	325	198	167	365	167	—	857	—
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	121	204	325	198	167	365	167	—	857	—
Gold produced – oz (000) (2)	91	280	371	254	146	399	186	—	957	—
Total cash costs per unit – $/oz(3)	1,324	729	875	779	1,148	914	899	—	896	—

For the year ended 31 December 2016
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information	292	32	81	406	219	1	257	447	1	925
Amortisation of tangible and intangible assets	(96)	(7)	(11)	(114)	(23)	—	(31)	(195)	(2)	(251)
Adjusted for decommissioning amortisation	—	2	—	2	—	—	1	3	1	5
Inventory writedown to net realisable value and other stockpile adjustments	—	1	—	1	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	1	1	—	—	3	27	—	30
Total sustaining capital expenditure	32	1	3	36	8	—	38	119	—	165
All-in sustaining costs	228	29	74	332	204	1	268	401	—	874
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(40)	—	—	(40)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	228	29	74	332	204	1	228	401	—	834
Adjusted for stockpile write-offs	—	(1)	—	(1)	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	228	28	74	331	204	1	228	401	—	834
All-in sustaining costs	228	29	74	332	204	1	268	401	—	874
Non-sustaining Project capex	60	—	3	63	—	6	21	—	—	27
Non-sustaining exploration and study costs	2	—	—	2	—	4	—	—	(1)	3
Care and maintenance costs	—	—	—	—	—	70	—	—	—	70
All-in costs	290	29	77	397	204	81	289	401	(1)	974
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(43)	—	—	(43)
All-in costs adjusted for non-controlling interests and non-gold producing companies	290	29	77	397	204	81	246	401	(1)	931
Adjusted for stockpile write-offs	—	(1)	—	(1)	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	28	77	396	204	81	246	401	(1)	931
Gold sold – oz (000)(2)	256	21	70	347	215	3	249	474	—	941
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	893	1,337	1,066	955	950	440	915	844	—	886
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,132	1,337	1,116	1,141	950	29,420	985	844	—	989

For the year ended 31 December 2016
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
Cash costs
Cost of sales per segmental information	292	32	81	406	219	1	257	447	1	925
Inventory change	5	—	—	5	—	—	14	7	1	22
Amortisation of intangible assets	—	—	—	—	—	—	—	—	(2)	(2)
Amortisation of tangible assets	(96)	(7)	(10)	(114)	(23)	—	(31)	(195)	—	(249)
Rehabilitation and other non-cash costs	(6)	(1)	(1)	(9)	(2)	(1)	(1)	(5)	1	(8)
Total cash costs	195	24	70	288	194	1	239	253	1	688
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(36)	—	—	(36)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	195	24	70	288	194	1	203	253	1	652
Gold produced - oz (000) (2)	264	22	70	356	214	3	260	478	—	955
Total cash costs per unit - $/oz(3)	740	1,123	991	812	908	167	784	530	—	682

For the year ended 31 December 2016
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information	242	277	21	540	250	364	134	4	752
Amortisation of tangible and intangible assets	(32)	(83)	(11)	(126)	(77)	(132)	(51)	—	(260)
Adjusted for decommissioning amortisation	1	2	—	3	1	1	—	—	2
Corporate administration and marketing related to current operations	—	—	—	—	—	1	—	(1)	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	7	7	—	—	—	—	—
Sustaining exploration and study costs	1	12	8	21	2	2	7	7	18
Total sustaining capital expenditure	32	76	1	109	60	121	43	1	225
All-in sustaining costs	244	284	26	554	236	357	133	11	737
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(18)	—	—	(8)	(26)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	244	284	34	562	218	357	133	3	711
Adjusted for stockpile write-offs	—	—	(8)	(8)	(4)	—	(1)	1	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	284	26	554	214	357	132	4	707
All-in sustaining costs	244	284	26	554	236	357	133	11	737
Non-sustaining Project capex	—	—	—	—	—	1	—	—	1
Non-sustaining exploration and study costs	—	—	7	7	—	6	1	36	43
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	11	3	1	15
All-in costs	244	284	33	561	236	375	137	48	796
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(17)	—	—	(1)	(18)
All-in costs adjusted for non-controlling interests and non-gold producing companies	244	284	41	569	219	375	137	47	778
Adjusted for stockpile write-offs	—	—	(8)	(8)	(4)	—	(1)	1	(4)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	284	33	561	215	375	136	48	774
Gold sold – oz (000)(2)	226	293	—	519	277	400	130	—	807
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,080	970	—	1,067	773	893	1,020	—	875
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,080	970	—	1,081	774	938	1,044	—	959

For the year ended 31 December 2016
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Cash costs
Cost of sales per segmental information	242	277	21	540	250	364	134	4	752
Inventory change	—	—	1	1	7	5	1	—	13
Amortisation of intangible assets	—	—	—	—	—	(7)	(3)	—	(10)
Amortisation of tangible assets	(32)	(83)	(11)	(126)	(77)	(125)	(48)	—	(250)
Rehabilitation and other non-cash costs	1	(10)	(2)	(11)	(8)	(7)	(1)	—	(16)
Retrenchment costs	—	—	—	—	(1)	(1)	—	(1)	(3)
Total cash costs	211	184	9	404	171	229	83	3	486
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	8	8	(13)	—	—	—	(13)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	211	184	17	412	158	229	83	3	473
Gold produced – oz (000) (2)	228	292	—	520	281	407	131	—	820
Total cash costs per unit – $/oz(3)	926	630	—	793	563	562	634	—	578

For the year ended 31 December 2016
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information	406	3,263
Amortisation of tangible and intangible assets	(114)	(809)
Adjusted for decommissioning amortisation	2	10
Corporate administration and marketing related to current operations	—	59
Inventory writedown to net realisable value and other stockpile adjustments	1	12
Sustaining exploration and study costs	1	69
Total sustaining capital expenditure	36	659
All-in sustaining costs	332	3,263
Adjusted for non-controlling interests and non-gold producing companies	—	(58)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	332	3,205
Adjusted for stockpile write-offs	(1)	(17)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	331	3,188
All-in sustaining costs	332	3,263
Non-sustaining Project capex	63	53
Technology improvements	—	14
Non-sustaining exploration and study costs	2	54
Care and maintenance costs	—	70
Corporate and social responsibility costs not related to current operations	—	40
All-in costs	397	3,494
Adjusted for non-controlling interests and non-gold producing companies	—	(53)
All-in costs adjusted for non-controlling interests and non-gold producing companies	397	3,441
Adjusted for stockpile write-offs	(1)	(17)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	396	3,424
Gold sold – oz (000)	347	3,220
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz	955	990
All-in cost per unit (excluding stockpile write-offs) – $/oz	1,141	1,063

For the year ended 31 December 2016
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Cash costs
Cost of sales per segmental information	406	3,263
Inventory change	5	38
Amortisation of intangible assets	—	(20)
Amortisation of tangible assets	(114)	(789)
Rehabilitation and other non-cash costs	(9)	(43)
Retrenchment costs	—	(14)
Total cash costs	288	2,435
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(41)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	288	2,394
Gold produced – oz (000)	356	3,250
Total cash costs (adjusted) per unit – $/oz	812	737

For the year ended 31 December 2015
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	148	260	408	251	230	481	194	—	1,083	(2)
Amortisation of tangible and intangible assets	(24)	(47)	(71)	(53)	(40)	(93)	(17)	(1)	(182)	(7)
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	77
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	1	1	(1)
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Total sustaining capital expenditure	20	45	65	59	28	87	17	9	178	3
All-in sustaining costs	144	258	402	257	218	475	194	9	1,080	71
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	9
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	144	258	402	257	218	475	194	9	1,080	80
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(1)	(1)	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	144	258	402	257	218	475	194	8	1,079	80
All-in sustaining costs	144	258	402	257	218	475	194	9	1,080	71
Non-sustaining Project capex	—	2	2	26	—	26	—	—	28	—
Technology improvements	—	—	—	—	—	—	—	16	16	(1)
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	17
All-in costs	144	260	404	283	218	501	194	25	1,124	88
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	8
All-in costs adjusted for non-controlling interests and non-gold producing companies	144	260	404	283	218	501	194	25	1,124	96
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(1)	(1)	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	144	260	404	283	218	501	194	24	1,123	96
Gold sold - oz (000)(2)	118	254	371	219	209	428	193	—	993	—
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,226	1,018	1,084	1,170	1,044	1,108	1,006	—	1,088	—
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,226	1,024	1,088	1,290	1,044	1,170	1,006	—	1,131	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion.

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

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2015
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
Cash costs
Cost of sales per segmental information	148	260	408	251	230	481	194	—	1,083	(2)
Inventory change	—	—	—	—	—	—	—	—	—	1
Amortisation of intangible assets	(2)	(5)	(7)	(4)	(4)	(8)	(2)	(1)	(18)	(3)
Amortisation of tangible assets	(22)	(42)	(64)	(49)	(35)	(84)	(15)	(1)	(164)	(4)
Rehabilitation and other non-cash costs	(3)	(8)	(11)	(5)	(4)	(9)	(1)	1	(20)	—
Retrenchment costs	(2)	(3)	(4)	(2)	(2)	(4)	—	1	(7)	(1)
Total cash costs	119	202	322	191	185	376	176	—	874	(9)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	9
Total cash costs adjusted for non-controlling interests and non-gold producing companies	119	202	322	191	185	376	176	—	874	—
Gold produced - oz (000) (2)	117	254	371	219	209	428	193	—	992	—
Total cash costs per unit – $/oz(3)	1,014	798	867	874	883	879	912	—	881	—

For the year ended 31 December 2015
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information	266	45	67	378	219	64	280	404	2	969
Amortisation of tangible and intangible assets	(87)	(12)	(9)	(108)	(32)	(22)	(26)	(148)	(3)	(231)
Adjusted for decommissioning amortisation	—	2	1	3	—	4	2	3	—	9
Corporate administration and marketing related to current operations	—	—	(2)	(2)	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	2	—	2	2	—	—	3	—	5
Sustaining exploration and study costs	—	—	—	—	2	17	6	6	(1)	30
Total sustaining capital expenditure	7	5	4	16	15	3	29	116	1	164
All-in sustaining costs	186	42	61	289	206	66	291	384	(1)	946
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(43)	—	(1)	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	186	42	61	289	206	66	248	384	(2)	902
Adjusted for stockpile write-offs	—	(2)	—	(2)	(12)	—	—	(3)	—	(15)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	186	40	61	287	194	66	248	381	(2)	887
All-in sustaining costs	186	42	61	289	206	66	291	384	(1)	946
Non-sustaining Project capex	117	—	(2)	115	—	20	—	—	—	20
Non-sustaining exploration and study costs	1	—	—	1	—	—	1	—	—	1
Care and maintenance costs	—	—	—	—	—	67	—	—	—	67
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	1	—	—	—	1
All-in costs	304	42	59	405	206	154	292	384	(1)	1,035
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(44)	—	—	(44)
All-in costs adjusted for non-controlling interests and non-gold producing companies	304	42	59	405	206	154	248	384	(1)	991
Adjusted for stockpile write-offs	—	(2)	—	(2)	(12)	—	—	(3)	—	(15)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	304	40	59	403	194	154	248	381	(1)	976
Gold sold - oz (000)(2)	290	49	69	408	190	56	256	531	—	1,033
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	642	815	886	704	1,020	1,185	965	717	—	859
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,051	815	852	989	1,020	2,750	969	717	—	944

For the year ended 31 December 2015
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
Cash costs
Cost of sales per segmental information	266	45	67	378	219	64	280	404	2	969
Inventory change	—	—	—	—	1	(3)	(6)	(6)	—	(14)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	(2)	(2)
Amortisation of tangible assets	(87)	(12)	(8)	(108)	(32)	(22)	(26)	(148)	(1)	(229)
Rehabilitation and other non-cash costs	(3)	—	(1)	(4)	4	12	1	3	(1)	19
Retrenchment costs	—	1	—	1	—	—	—	—	—	—
Total cash costs	176	34	57	267	192	51	248	253	(1)	743
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(37)	—	—	(37)
Associates and equity accounted joint ventures' share of total cash costs(2)	—	—	—	—	—	—	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	176	34	57	267	192	51	211	253	(1)	706
Gold produced - oz (000) (2)	289	49	69	407	193	53	255	527	—	1,028
Total cash costs per unit - $/oz(3)	609	698	818	655	995	966	827	480	—	687

For the year ended 31 December 2015
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information	239	266	20	525	244	335	137	3	719
Amortisation of tangible and intangible assets	(25)	(88)	(4)	(117)	(58)	(125)	(57)	—	(240)
Adjusted for decommissioning amortisation	—	3	—	3	1	—	—	(1)	—
Corporate administration and marketing related to current operations	—	—	—	—	—	1	—	—	1
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	1	4	—	5
Sustaining exploration and study costs	2	8	5	15	3	2	2	9	16
Total sustaining capital expenditure	29	49	—	78	67	89	33	1	190
All-in sustaining costs	245	238	21	504	257	303	119	12	691
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(19)	—	—	(10)	(29)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	245	238	21	504	238	303	119	2	662
Adjusted for stockpile write-offs	—	—	—	—	—	(1)	(4)	—	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	245	238	21	504	238	302	115	2	657
All-in sustaining costs	245	238	21	504	257	303	119	12	691
Non-sustaining Project capex	—	—	—	—	—	—	—	6	6
Non-sustaining exploration and study costs	—	—	6	6	—	2	—	51	53
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	7	—	1	8
All-in costs	245	238	27	510	257	312	119	70	758
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(19)	—	—	—	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	245	238	27	510	238	312	119	70	739
Adjusted for stockpile write-offs	—	—	—	—	—	(1)	(4)	—	(5)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	245	238	27	510	238	311	115	70	734
Gold sold - oz (000)(2)	221	354	—	575	273	423	133	—	829
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,110	671	—	875	873	712	861	—	792
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,110	671	—	886	874	733	865	—	885

For the year ended 31 December 2015
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Cash costs
Cost of sales per segmental information	239	266	20	525	244	335	137	3	719
Inventory change	(3)	(6)	(2)	(11)	4	—	(3)	—	1
Amortisation of intangible assets	—	—	—	—	—	(12)	(5)	—	(17)
Amortisation of tangible assets	(25)	(88)	(4)	(117)	(58)	(113)	(52)	—	(223)
Rehabilitation and other non-cash costs	(1)	(3)	—	(4)	(1)	10	7	(1)	15
Retrenchment costs	—	—	—	—	(1)	(2)	—	—	(3)
Total cash costs	210	169	14	393	188	218	84	2	492
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(14)	—	—	—	(14)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	210	169	14	393	174	218	84	2	478
Gold produced - oz (000) (2)	216	344	—	560	278	421	132	—	831
Total cash costs per unit - $/oz(3)	970	492	—	702	625	518	635	—	576

For the year ended 31 December 2015
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information	378	3,294
Amortisation of tangible and intangible assets	(108)	(777)
Adjusted for decommissioning amortisation	3	12
Corporate administration and marketing related to current operations	(2)	78
Inventory writedown to net realisable value and other stockpile adjustments	2	10
Sustaining exploration and study costs	—	62
Total sustaining capital expenditure	16	613
All-in sustaining costs	289	3,292
Adjusted for non-controlling interests and non-gold producing companies	—	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	289	3,228
Adjusted for stockpile write-offs	(2)	(21)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	287	3,207
All-in sustaining costs	289	3,292
Non-sustaining Project capex	115	54
Technology improvements	—	16
Non-sustaining exploration and study costs	1	61
Care and maintenance costs	—	67
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	—	26
All-in costs	405	3,516
Adjusted for non-controlling interests and non-gold producing companies	—	(55)
All-in costs adjusted for non-controlling interests and non-gold producing companies	405	3,461
Adjusted for stockpile write-offs	(2)	(21)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	403	3,440
Gold sold - oz (000)	408	3,430
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	704	935
All-in cost per unit (excluding stockpile write-offs) - $/oz	989	1,003

For the year ended 31 December 2015
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Cash costs
Cost of sales per segmental information	378	3,294
Inventory change	—	(23)
Amortisation of intangible assets	—	(40)
Amortisation of tangible assets	(108)	(737)
Rehabilitation and other non-cash costs	(4)	10
Retrenchment costs	1	(11)
Total cash costs	267	2,493
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(42)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	267	2,451
Gold produced - oz (000)	407	3,411
Total cash costs per unit - $/oz	655	719

5B.	LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the company’s present requirements.

Operating activities

2017

Cash flows from operating activities were $997 million in 2017, $189 million, or 16 percent, lower than the 2016 amount of $1,186 million. The decrease in cash flows generated by operations was mainly due to increased total cash costs partially offset by increased revenues from a higher gold price received and increased production.

Net cash outflow from operating working capital items amounted to $156 million in 2017, compared with an outflow of $76 million in 2016.

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

Financing activities

2017

Cash flows from financing activities in the year ended 31 December 2017 amounted to a net outflow of $148 million, which is a change of $615 million from an outflow of $763 million in the year ended 31 December 2016. Cash inflows from proceeds from borrowings in 2017 amounted to $815 million and included a $155 million drawdown on the $1.0 billion syndicated revolving credit facility, $42 million drawdown on the A$500 million syndicated revolving credit facility, $540 million in proceeds from the local borrowings facilities in South Africa and proceeds from other small loans amounting to $78 million.

Cash outflows from repayment of borrowings of $767 million during the year ended 31 December 2017 included the repayment of $170 million of the US$1.0 billion syndicated revolving credit facility, $428 million of the local borrowing facilities in South Africa, $65 million of the A$500 million syndicated revolving credit facility and $104 million relating to other loans.

During 2016, the company incurred a $30 million cost in respect of the repurchase premium and cost on redemption of the remaining $1.25 billion bonds 8.5% bonds due in 2020. This once-off cost did not recur in 2017. Finance costs paid decreased by $34 million in 2017 due to the redemption of remaining bonds in 2016.

Dividends paid to non-controlling interests increased from $15 million in 2016 to $19 million in 2017 and were all paid by non-wholly owned subsidiaries. During 2017, the company declared and paid a dividend of $39 million to shareholders, whereas in the prior period, no dividend was paid to shareholders.

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

Bond settlement premium, RCF and bond transaction costs decreased from $61 million in the year ended 31 December 2015 to $30 million in the year ended 31 December 2016. The decrease was due to the remaining premium and fees on the redemption of the $1.25 billion bonds 8.500 percent bonds due 2020. Finance costs decreased by $79 million in 2016 due to the redemption of the bonds.

Dividends paid to non-controlling interests increased from $5 million in 2015 to $15 million in 2016 and were all paid from non-wholly owned subsidiaries.

Liquidity

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash flows from operating activities are therefore the function of gold produced that is sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the company’s operations and the cash flows generated by these operations.

AngloGold Ashanti’s cash and cash equivalents decreased to $205 million at 31 December 2017 compared with $215 million at 31 December 2016. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At 31 December 2017 67 percent of the company’s cash and cash equivalents were held in US dollars, 11 percent were held in South African rands and 22 percent were held in other currencies.

During April 2010, the group issued two rated bonds fully and unconditionally guaranteed by AngloGold Ashanti Ltd. The issuance consisted of a 10 year ($700 million) bond with a semi-annual coupon of 5.375% per annum, and a 30-year ($300 million) bond with a semi-annual coupon of 6.50% per annum. Unless the company redeems the bonds earlier, the bonds will mature on 15 April 2020 and, 15 April 2040 respectively.

During July 2012, the group entered into a $750 million rated bond. Semi-annual coupons are paid at 5.125% per annum. The bonds are dollar based and unless the company redeems the bonds, earlier they are repayable on 1 August 2022. The notes are fully and unconditionally guaranteed by the group.

During July 2014, the group completed the following financing transactions:

•
A $1 billion five-year revolving credit facility with a syndicate of lenders. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus 1.5%. The facility matures in July 2019. The interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen.

•
A five-year unsecured syndicated revolving credit facility of A$500 million ($390 million) with a group of banks which is currently charged at 2% above BBSY. The interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses. The facility matures in July 2019.

During July 2015, the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF1.4 billion) of R1.4 billion ($113 million) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.65% per annum. This facility, as well as the R1 billion and R2.5 billion ZAR RCF facilities, will be used to fund the working capital and development costs associated with the group’s mining operations within South Africa without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses. This facility matures in July 2020.

During August 2016, the group entered into three-year unsecured revolving credit facilities of $100 million. Interest is currently charged at a margin of between 6.2% and 8% above LIBOR. The facilities mature in August 2019.

During November 2017, the group entered into a three-year unsecured revolving credit facility (ZAR RCF 1 billion) of R1 billion ($81 million) with Standard Bank. Amounts may be repaid and reborrowed under the facility during its three-year term and the facility bears interest at JIBAR plus 1.3% per annum. The facility matures in November 2020, with the option on application to extend by a maximum of two years.

During December 2017, the group entered into a three-year unsecured syndicated revolving credit facility (ZAR RCF 2.5 billion) of R2.5 billion ($202 million) with Nedbank and ABSA Bank. Amounts may be repaid and reborrowed under the facility during its three-year term and the facility bears interest at JIBAR plus 1.8% per annum. The facility matures in December 2020, with the option on application to extend by a maximum of two years. This facility replaced the five-year unsecured syndicated revolving credit facility (ZAR RCF 1.5 billion) of R1.5 billion ($121 million) with Nedbank and ABSA Bank entered into during December 2013. The latter facility was settled on 12 December 2017.

Amounts are converted to US dollars at exchange rates as of 31 December 2017.

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2018 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity linked instruments.

Current borrowings

AngloGold Ashanti’s current borrowings increased to $38 million at 31 December 2017 from $34 million at 31 December 2016. See “Item 18: Note 25-Borrowings”

Non-current borrowings

AngloGold Ashanti’s non-current borrowings increased to $2,230 million at 31 December 2017 compared to $2,144 million at 31 December 2016. See “Item 18: Note 25-Borrowings”

As at 31 December 2017, AngloGold Ashanti’s total non-current borrowings, including the short-term portion maturing within 2018, was made up as follows:

$ (million)
Unsecured borrowings	2,190
Secured finance leases	78
Total borrowings	2,268
Less: Short-term maturities	38
Total non-current borrowings	2,230
Amounts falling due are scheduled as follows:

$ (million)
Within one year	38
Between one and two years	219
Between two and five years	1,687
After five years	324
Total	2,268
At 31 December 2017 the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollars	1,807
Australian dollars	221
South African rand	237
Brazilian real	3
Total	2,268
At 31 December 2017, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
Syndicated revolving credit facility ($1.0 billion) - US dollar	965
Syndicated revolving credit facility (A$500 million) - Australian dollar	226
Syndicated revolving credit facility (R2.5 billion) - SA rand	146
Syndicated revolving credit facility (R1.4 billion) - SA rand	32
FirstRand Bank Limited (R750 millIon) - SA rand	61
Revolving credit facilities ($100 million) - US dollar	85
Total undrawn facilities	1,515

AngloGold Ashanti had no other committed lines of credit as of 31 December 2017.

As of 31 December 2017, the company was in compliance with all debt covenants and provisions related to potential defaults.

See “Item 18: Note 35-Capital Management” and “Item 10C: Material Contracts”.

AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The Audit Committee also reviews these on a quarterly basis at its meetings.

Contractual commitments and contingencies

For a detailed discussion of commitments and contingencies, see note 33 to the consolidated financial statements “Contractual commitments and contingencies”.

As at 31 December 2017, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment	Total amount	Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years
(in millions)	$	$	$	$	$
Capital expenditure (contracted and not yet contracted)(1)	200	188	12	—	—
Other commercial commitments(2)	698	274	232	81	111
Total	898	462	244	81	111

(1)	Including commitments through contractual arrangements with equity accounted joint ventures of $21 million.

(2)	Excludes commitments through contractual arrangements with equity accounted joint ventures.

Recent developments

Recent developments disclosed in “Item 18: Note 36-Recent developments” include the following details:

On 20 February 2018, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 70 South African cents (assuming an exchange rate of ZAR11.66/$, the gross dividend payable per ADS is equivalent to 6 US cents).

On 28 February 2018, the conditions precedent were fulfilled on the sale of Moab Khotsong and Kopanang mines and the transactions were completed with ownership of the Moab Khotsong and Kopanang mines transferring to Harmony and Heaven-Sent, respectively.

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

Use of estimates and making of assumptions

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and unrecognized tax positions.

On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

Ore Reserve and life-of-mines

AngloGold Ashanti estimates on an annual basis its Ore Reserve at its mining operations. There are a number of uncertainties inherent in estimating quantities of Ore Reserve, including many factors beyond the company’s control. Estimates of Ore Reserve are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain Ore Reserve containing relatively lower grades of mineralisation uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect the Ore Reserve. The company uses its estimates of Ore Reserve to determine the unit basis for mine depreciation and closure rates, and to evaluate mine asset impairments. Changes in estimates of Ore Reserve could significantly affect these items. At least annually, the company reviews mining schedules, production levels and asset lives in the company’s life-of-mine planning for all of the company’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the company reviews its accounting estimates and adjusts depreciation, amortisation, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the company’s results of operations and financial condition.

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

Provision for environmental rehabilitation

AngloGold Ashanti’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The company recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Changes in Ore Reserve could similarly affect the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $11 million, $15 million and $18 million during 2017, 2016 and 2015, respectively.

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

See Item 5F: Tabular disclosure of contractual obligations.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at 31 December 2017 AngloGold Ashanti had the following known contractual obligations:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	3,090	138	1,367	890	695
Capital lease obligations	119	14	27	24	54
Operating lease obligations	90	45	38	7	—
Purchase obligations
- Contracted capital expenditure(2)	87	87	—	—	—
- Other purchase obligations(3)	698	274	232	81	111
Environmental rehabilitation costs(4)	991	74	95	67	755
Pensions and other post-retirement medical obligations(5)	123	11	22	24	66
Total	5,198	643	1,781	1,093	1,681

(1)	Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer Note 25 of the consolidated financial statements).

(2)	Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.

(3)	Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon.

(4)
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. They are calculated using undiscounted real cash flows, not nominal cash flows. The amount will change from year to year depending on rehabilitation work undertaken, changes in design and methodology and new occurrences. For more information of environmental rehabilitation obligations, see "Item 4B: Business Overview-Mine site rehabilitation and closure" and "Item 4B: Business Overview-Environmental, health and safety matters”. Amounts stated include a total estimated liability of $119 million in respect of equity accounted joint ventures

(5)	Represents payments for unfunded plans or plans with insufficient funding.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

As at 29 March 2018, AngloGold Ashanti has a unitary board comprising 11 directors - nine independent non-executive directors and two executive directors. Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed(1)
Srinivasan Venkatakrishnan	53	Executive director and chief executive officer	2005
Christine Ramon	50	Executive director and chief financial officer	2014
Sipho Pityana(2)	58	Independent non-executive director and chairman	2007
Nozipho January-Bardill	67	Independent non-executive director	2011
Albert Garner	62	Independent non-executive director	2015
Rhidwaan Gasant	58	Independent non-executive director	2010
Dave Hodgson	70	Independent non-executive director	2014
Michael J. Kirkwood	70	Independent non-executive director	2012
Maria Richter	63	Independent non-executive director	2015
Rodney J. Ruston	67	Independent non-executive director	2012
Sindiswa Zilwa	50	Independent non-executive director	2017

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

Sipho Pityana (58)
BA (Hons), MSc, Dtech (Honoris)
Independent non-executive chairman
Appointed: A director on 13 February 2007 and Chairman of the Board on 17 February 2014
Board committee memberships:	• Nominations Committee (Chairman)
• Remuneration and Human Resources Committee
• Social, Ethics and Sustainability Committee

Sipho Pityana has extensive business experience having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own company, Izingwe Capital which he chairs. He is chairman of the JSE-listed Onelogix Group, as well as the Council of the University of Cape Town. He has previously served as chair of Munich Reinsurance of Africa, he also served on the boards of Bytes Technology Group, Afrox, SPESCOM, Scaw Metals Group and the Old Mutual Leadership Group. He previously worked as an executive director of Nedcor Investment Bank and managing director of Nedbank. In addition to his private sector track record, Sipho has extensive public sector experience and international exposure. He was the first Director General of the Department of Labour in the former President Mandela’s Government. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organization. He was one of the founding members of the governing body of the Commission for Conciliation, Mediation and Arbitration and Convenor of the South African government delegation to the National Economic Development and Labour Council.

Srinivasan Venkatakrishnan (Venkat) (53)
BCom, ACA (ICAI)
Chief executive officer and executive director
Appointed: 1 August 2005 and as CEO on 8 May 2013
Board committee memberships:	• Social, Ethics and Sustainability Committee
Venkat was appointed CEO in 2013, after which he set a clear strategy to sustainably improve free cash flow and returns by emphasising strict capital discipline and the development of a strong pipeline of brownfields investment options. He has prioritised high-return, self-funded project options designed to improve production life and margins with optimal capital investment and payback periods. Venkat has built a strong, stable senior management team focused on consistently meeting challenging operating and financial targets that directly support AngloGold Ashanti’s strategy. In each of the five years of his tenure, all capital, cost and production targets have either been met or improved upon.

Venkat has overseen the successful development of two new mines, the reduction of overhead and operating costs by almost half and the internal generation of funds to invest in the portfolio and to reduce debt by more than a third, all without issuing any shares to shareholders. These operating and balance sheet improvements were undertaken despite a sharply lower gold price and whilst achieving a marked improvement in overall safety, environmental management and community engagement trends.

He was previously Chief Financial Officer at AngloGold Ashanti, a post he also held at Ashanti Goldfields before its merger with AngloGold in 2004. In these roles he oversaw funding for both companies, gaining detailed knowledge of the portfolio of mines and operating jurisdictions, as well as commodity and capital markets. During this time he also bore responsibility for eliminating AngloGold Ashanti’s 12Moz of legacy hedge positions. Prior to joining Ashanti Goldfields, Venkat was a director of corporate reorganisation services at Deloitte & Touche in London.

Venkat is also a Director of Business Leadership South Africa and the World Gold Council. He is a Council member of the South African Chamber of Mines and International Council on Mining and Metals, and a member of the Financial Reporting Investigation Panel of the JSE Limited.

Christine Ramon (50)
BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)
Chief financial officer and executive director
Appointed: 1 October 2014
Board committee memberships:	• Investment Committee

Christine has held senior financial management and executive positions in various companies, in particular as chief financial officer and executive director of Sasol Limited from 2006 to 2013. Prior to this, she was chief executive officer of Johnnic Holdings Limited, having previously served as its financial director. Christine has served on the boards of Transnet SOC Limited, Lafarge SA Limited, and Johnnic Communications Limited. She is currently a non-executive director on the board of MTN Group Limited.

Christine served previously as a member of the Standing Advisory Committee to the International Accounting Standards Board and currently serves as Deputy Chair of the Financial Reporting Standards Council of South Africa. Christine is also the chairperson of the CFO Forum of South Africa.

Albert Garner (62)
BSE, Aerospace and Mechanical Sciences
Independent non-executive director
Appointed: 1 January 2015
Board committee memberships:	• Audit and Risk Committee • Investment Committee

Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co., LLC for 39 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Albert became a general partner in 1989 and is now Vice Chair -Investment Banking. Over the past 10 years he has advised and acted as lead adviser to more than 50 companies and their boards of directors on transformative transactions.

Rhidwaan Gasant (58)
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

Dave Hodgson (70)
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

Nozipho January-Bardill (67)
BA, MA Applied Linguistics, Dipl Human Resources Development
Independent non-executive director
Appointed: 1 October 2011
Board committee memberships:	• Social, Ethics and Sustainability Committee (Chairman)
• Remuneration and Human Resources Committee

Ambassador Nozipho January-Bardill has extensive experience in both the local and international public and private sectors. Besides AngloGold Ashanti, she also serves as an Independent Non-Executive Director on the boards of Credit Suisse Securities, Mercedes Benz South Africa and the MTN Foundation.

She is chairperson of the Council of the Nelson Mandela University and the interim board of the newly formed UN Global Compact Local Network in South Africa. Prior to her appointment to the AGA board, Nozipho was the Executive Director of Corporate Services and Spokesperson of MTN Group and served on the boards of 5 MTN local operations in the MTN footprint including Cote d’Voire, Cameroon, Guinea Conakry, Guinea Bissau and Congo Brazzaville. Before then she was the South African Ambassador to Switzerland, Lichtenstein and the Holy See (Vatican) and the Deputy Director General of Human Capital Management and Head of the Foreign Service Institute in the South African Department of Foreign Affairs (now DIRCO). She has worked in leadership positions in the Parliament of South Africa and in a number of NGOs. In January 2016 she completed 12 years of service as an expert on the United Nations Committee on the Elimination of Racial Discrimination. She was also an interim Chief of Staff and Senior Strategic Adviser of UN Women. Sustainable development, ethical governance, human and women’s rights in business and social justice are of central interest to her work and life.

Michael J Kirkwood (70)
AB, Stanford, Economics & Industrial Engineering
Independent non-executive director
Appointed: 1 June 2012
Board committee memberships:	• Remuneration and Human Resources Committee (Chairman)
• Audit and Risk Committee
• Nominations Committee

Michael Kirkwood is a highly experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30-year career with the bank. He is currently Chairman of Ondra Partners LLP, a non-executive director of London Scottish International Limited and has recently joined the board of Bushveld Minerals Ltd as Senior Independent Director. He formerly served as Chairman of Circle Holdings plc and on the boards of Kidde plc, UK Financial Investments Ltd, Eros International plc and as deputy chairman on PwC’s Advisory Board. During his career in finance, he held appointments as Chairman of British American Business Inc., as President and a Fellow of The Chartered Institute of Bankers and as Deputy Chairman of the British Bankers Association.

Maria Richter (63)
BA, Juris Doctor
Independent non-executive director
Appointed: 1 January 2015
Board committee memberships:	• Audit and Risk Committee
• Remuneration and Human Resources Committee
• Nominations Committee

Maria Richter is an experienced FTSE 100 non-executive director who has served on a diverse range of UK and International boards. She previously served on the board of National Grid plc in the UK from 2003 to July 2014 where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a US wealth management company, and is a member of the audit and compensation committees of Rexel and the remuneration committee of Bessemer Trust. As of 1 September 2017 she joined the divisional Board of Barclays International which in 2018 will become Barclays’ non ring fenced bank, responsible for oversight of the Corporate and Investment Bank and International Cards and Payments businesses. Maria’s professional career spanned 1980 to 2002 during which time she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Sindiswa Zilwa (50)
CA(SA), BCompt (Hons), CTA, Advanced Taxation Certificate, Advanced Diploma in Financial Planning and Advanced Diploma in Banking
Independent non-executive director
Appointed: 1 April 2017
Board committee memberships:	• Audit and Risk Committee
• Remuneration and Human resources Committee
• Investment Committee

Sindi is well regarded in the areas of accounting, auditing and business management. She has extensive board and audit committee experience in the public and private sectors, and currently sits on the boards of Discovery Limited, Aspen Limited, Metrofile Limited and the following unlisted companies, Consol Glass Limited, Mercedes Benz South Africa Limited, Tourvest Group (Pty) Ltd and Gijima Group Limited. Sindi is a professional director following her retirement in October 2016 after her 23 year stint as Co-Founder and CEO of Nkonki Inc. As an author, Sindi has published two books, “Audit Committee Effectiveness Model” and “Creating Effective Boards and Committees”. Sindi is a Chartered Accountant (SA) and a Chartered Director (SA).

Rodney Ruston (67)
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

Board movements during 2017 and subsequent to year end

The following changes to the board of directors took place during the period from 1 January 2017 to 31 December 2017 and subsequent to year-end:

•	the following directors retired at the Annual General Meeting on 16 May 2017 and being eligible for re-election were re-elected by the shareholders: Sipho Pityana, Rodney Ruston and Maria Richter.

•	Sindiswa Zilwa was appointed as an Independent Non-Executive Director with effect from 1 April 2017 and Professor Wiseman Nkuhlu retired as a Non-Executive Director from the board on 16 May 2017.

In terms of the company’s Memorandum of Incorporation, the following directors required to retire at the Annual General Meeting to be held on 16 May 2018: Albert Garner, Nozipho January-Bardill, Rhidwaan Gasant and Christine Ramon are eligible and have offered themselves for re-election.

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

In addition to Srinivasan Venkatakrishnan and Christine Ramon, the following people are members of the Executive Committee:

Chris Sheppard (59)
BSc (Min. Eng.)
Chief Operating Officer - South Africa

As the Chief Operations Officer - South Africa, Chris’ portfolio post the recently completed Asset sales and closures, includes AngloGold Ashanti’s remaining South African assets: the Mponeng underground gold mine, and two surface operations comprising the Mine Waste Solutions tailings dump-retreatment business and the rock dump reclamation and processing business. Together, these South African operating units account for about 13% of AngloGold Ashanti’s total annual production.

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

Tirelo Sibisi (49)
BSSc, Advanced HR Executive Development Programme, MBA, Post Graduate Diploma in Business Management
Executive Vice President - Group Human Resources

In her role Executive Vice President - Group Human Resources, Tirelo is responsible for people and organisational development, which entails developing a highly engaged, transformed, diverse and productive workforce. She has more than 20 years’ experience in the field of human resources having been the group executive for human resources and corporate social investment at PPC Cement, where she played a key role in the acquisition of new mining licences for the company for their operations in throughout Africa. Tirelo’s experience includes 10 years in the information technology sector at IBM (South Africa and Paris) and at Telkom, making her a well-rounded human resources generalist with strengths in talent management, succession planning, union negotiations and remuneration.

Charles Carter (55)
BA (Hons), DPhil
Executive Vice President - Strategy and Business Development

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

Graham Ehm (61)
BSc Hons, MAusIMM, MAICD
Executive Vice President - Group Planning and Technical

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

David Noko (60)
Executive Vice President - Group Sustainable Development

David Noko is a member of the company’s Executive Committee. His portfolio as Executive Vice President: Group Sustainable Development, comprises the disciplines of Safety, Health, Environment, Social and Community Affairs, Human Rights and Global Security, and Government Relations.

David sets the company global Sustainable Development strategy and direction, guiding the company’s performance and positioning within the global business landscape. He ensures the enablement of the company’s strategy particularly on matters relating to the company’s involvement in host countries business activities and global institutions with respect to sustainable development.

Currently a non-executive director at African Rainbow Minerals Limited, David previously served in several executive roles and directorships of other leading mining and manufacturing companies in De Beers, Pepsi Cola, SAB, AstraPak, Harmony Gold and Royal Bafokeng Platinum and the Chamber of Mines in South Africa.

He holds a diploma in engineering, a diploma in company directorships, a business administration degree and an executive leadership certificate from reputable South African and global institutions.

Maria Sanz Perez (52)
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

Ludwig Eybers (51)
BSc (Min. Eng), Post graduate qualifications with Darden Business School, USA
Chief Operating Officer - International

Ludwig has over 27 years international mining experience, he joined AngloGold Ashanti in 2011 as Senior Vice President Namibia and Mining Task Force, based in Perth Australia. In 2013, he relocated to AngloGold Ashanti in South Africa to take-up the position of Senior Vice President Continental Africa Region. Ludwig was subsequently promoted to Chief Operations Officer - International in 2017. He is currently accountable for overall strategic and operational responsibilities for production at the company’s mining operations across three continents and eight countries.

COMPETENT PERSONS

As part of its suite of annual reports, AngloGold Ashanti produces a Mineral Resource and Ore Reserve Statement and all the information in this report that relates to Exploration Results, Mineral Resource and Ore Reserve is based on information compiled by the Competent Persons.

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

VA Chamberlain (55)
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

The members of the committee during 2017 are reflected below:

Members
MJ Kirkwood (Chairperson)
SM Pityana
NP January-Bardill
M Richter
S Zilwa

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

EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION

See "Item18: Note 32 - Related Parties - Directors and other key management personnel - Executive Directors’ and Prescribed Officers renumeration"

NON-EXECUTIVE DIRECTORS' COMPENSATION

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

NON-EXECUTIVE DIRECTORS’ REMUNERATION

See "Item18: Note 32 - Related Parties - Directors and other key management personnel - Non-Executive Director renumeration"

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

In terms of the company’s Memorandum of Incorporation (MOI), one third of the directors are required to retire at each Annual General Meeting (AGM) and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to stand for re-election at the AGM on 16 May 2018 are Albert Garner, Nozipho January-Bardill, Rhidwaan Gasant and Christine Ramon.

The company’s Memorandum of Incorporation does not set a mandatory retirement age for non-executive directors. However, in accordance with recommendations of King IV - any independent non-executive director serving more than nine years should be subjected to a rigorous review of his independence and performance by the board.

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

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2017 were as follows:

Executive committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

Key activities of the board and committees during 2017

The activities of the board and committees during 2017 were aimed at promoting the economic stability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance

The composition of the board and committees at the date of this report and attendance at meetings during 2017 are disclosed in the table below:

	Board	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nomination
No of Meetings in 2017	7	5	4	4	5	2
SM Pityana	7	n/a	n/a	4	5	2
LW Nkuhlu(1)	2	3	1	2	n/a	1
R Gasant	7	5	4	n/a	n/a	n/a
DL Hodgson	7	n/a	4	n/a	5	n/a
NP January-Bardill	7	n/a	n/a	4	5	n/a
MJ Kirkwood	7	5	n/a	4	n/a	2
AH Garner	7	5	4	n/a	n/a	n/a
RJ Ruston	7	5	4	n/a	n/a	n/a
MDC Richter(2)	7	5	n/a	4	n/a	1
SV Zilwa(3)	5	2	3	3	n/a	n/a
S Venkatakrishnan	7	n/a	n/a	n/a	5	n/a
KC Ramon	7	n/a	4	n/a	n/a	n/a

(1)	LW Nkuhlu retired from the board with effect of 16 May 2017.

(2)	MDC Richter was appointed to the Nomination Committee with effect from May 2017.

(3)	SV Zilwa was appointed to the board with effect from 1 April 2017 and as a member of the Audit and Risk Committee from 16 May 2017.

Audit and Risk Committee

The Audit and Risk Committee comprises six independent Non-Executive Directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving mining environment.

The Audit and Risk Committee’s duties as required by section 94(2) of the Companies Act, King IV and JSE Listing requirements are set out in its board-approved terms of reference which is reviewed and updated annually. These duties were discharged as follows:

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

•
annually consider the suitability, after assessing the information provided by the audit firm in terms of section 22.15(h) of the JSE Listings Requirements, for appointment of the audit firm and the designated individual partner;

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

Proceedings and Performance Review

During 2017, the Audit and Risk Committee formally met five times.

The Chief Financial Officer, Senior Vice President: Finance, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit; Vice President: Group Tax; Group Risk Manager; Chief Information Officer; Group Compliance Officer, the external auditors, as well as other assurance providers are invited to attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The full Audit and Risk Committee meets separately during closed sessions with management (including the Chief Executive Officer), internal audit and external audit at every scheduled quarterly meeting.

The Audit and Risk Committee assessed its effectiveness through the completion of an independent external evaluation process, results were discussed, actions taken and processes put in place to address areas identified for refinement.

Remuneration and Human Resources Committee

The Remuneration and Human Resources Committee activities are governed by the Terms of Reference (these were reviewed and approved at the August 2017 Remuneration and Human Resources Committee meeting). The purpose of the Committee is to assist the Board in discharging its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, long-term incentive compensation, employment, severance pay and ongoing perquisites or special benefit items and equity compensation of the Company’s executives, including the Chief Executive Officer as well as retention strategies, design and application of material compensation programmes and share ownership guidelines.

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
NP January-Bardill (Independent NED)
SM Pityana (Board Chairman)
M Richter (Independent NED)
S Zilwa (Independent (NED)
Number of meetings held from January to December 2017	Four
Other individuals who regularly attended meetings	S Venkatakrishnan (CEO)
T Sibisi (EVP: Group Human Resources)
M Hopkins representing PwC (Independent Advisor to the Committee)
SD Van Rensburg (VP: Group Remuneration and Benefits and Secretary to the Committee)
NED – Non-Executive Director

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

6D.    EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last three financial years was:

	2017	2016	2015
South Africa	26,245	28,507	28,325
Continental Africa	13,593	12,691	11,942
Australasia	974	925	836
Americas(1)	8,511	8,126	8,432
Other, including corporate and non-gold producing subsidiaries	2,157	2,400	2,731
Total*	51,480	52,649	52,266

*	The number of contractors employed on average during 2017 was 15,408

(1)	Includes average number of employees at CC&V until the date of sale in August 2015.

Labour relations and collective bargaining

At AngloGold Ashanti, all employees have the right to freedom of association and collective bargaining, which we recognise and apply according to the applicable laws and regulations in each of the countries in which we operate. Only our Australasian operations do not have collective bargaining, as this is not recognised in Australia.

In the South Africa region, the Chief Operating Officer and the head of human resources brief all management employees regularly, and engage with the leadership of organised labour as necessary throughout the year. A forum is in place at which management and employees’ organised labour representatives meet regularly to discuss issues and act on employee-related matters, including the employee transition framework related to the restructuring in the South African operations in 2017. Using this forum, AngloGold Ashanti engaged with employees on the various restructuring processes undertaken during the year, including the sale of certain mines. The initial restructuring process took place in early 2017 when a section 189(3) notice was issued in terms of the Labour Relations Act, to terminate the employment of an estimated 849 employees. After extensive engagement with unions and regulators, all parties agreed to reduce the impact of job losses - by including voluntary severance packages and transfers. This resulted in only 21 employees being dismissed for operational requirements. Additionally, following a review of various options to safely turn around the performance of the loss-making operations, AngloGold Ashanti made the difficult decision to restructure certain South African business units. Consequently, further engagements were held with employees and their labour representatives - the unions and the DMR at national and regional level.

In Continental Africa - labour relations remained stable across the region and, despite labour disputes on salaries at our Malian operations and protracted wage negotiations at Siguiri, there were no production interruptions. The Company successfully completed annual wage negotiations for the period at all sites.

In Guinea, at Siguiri, annual wage negotiations led to the conclusion of a one-year wage agreement.

In Ghana, Iduapriem successfully concluded a two-year wage agreement with the Ghana Mineworkers Union in respect of 2016 and 2017. As part of the agreement, management and the union further committed to the development of a salary adjustment framework which would be a guide for future negotiations.

In Tanzania, at Geita, management and the majority union reached an agreement on a compressed working-week shift roster effective from December 2017 and a one-year wage agreement implemented effective January 2017.

In Mali, the mine labour relations climate was informed by the uncertainty relating to the Sadiola sulphide project and a potential decision that would place the mine in limited operations and care and maintenance phase. The annual wage negotiations were successfully concluded and implemented effective January 2017.

In the Americas region, annual wage negotiations in both Brazil and Argentina were successfully concluded and agreements signed in the latter part of 2017.

6E.	SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December 2017 which individually did not exceed 1 percent of the company’s issued ordinary share capital are included in the annual financial statements, see "Item 18: Note 32 - Related Parties - Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares"

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2017

Refer "Item 18: Note 32 - Related Parties - Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares"

SHARE OWNERSHIP OF EXECUTIVE OFFICERS/EXECUTIVE MANAGEMENT

Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers/executive management in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate, do not exceed one percent of the company's issued ordinary share capital.

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

•
It is to be noted that the CFO’s MSR percentage was amended to be aligned with the executive committee members MSR being 75 percent for three years and 150 percent for six years within the years of appointment.

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

The table below summarises each director and executive committee member’s accomplishment of the MSR:

Executive	Target Achievement Date	Three Year MSR Target Achievement Percentage	MSR holding as at 31 Dec 2017 as % of net base pay	Six-year MSR Target Achievement Percentage
Executive Directors
S Venkatakrishnan	March 2016	100%	1,229%	200%
KC Ramon	March 2018	75%	188%	150%
Prescribed Officers
CE Carter	March 2016	75%	239%	150%
GJ Ehm	March 2016	75%	387%	150%
L Eybers(1)	March 2020	75%	58%	150%
DC Noko	March 2016	75%	519%	150%
ME Sanz Perez	March 2016	75%	405%	150%
C Sheppard(2)	March 2019	75%	35%	150%
TR Sibisi(3)	March 2020	75%	21%	150%

(1)	Appointed prescribed officer with effect from 22 February 2017 and the 3 year MSR achievement is only due in March 2020.

(2)	The prescribed officer joined the company 1 June 2015 and the 3 year MSR achievement is only due in March 2019.

(3)	The prescribed officer joined the company 18 January 2016 and the 3 year MSR achievement is only due in March 2020.

Co-Investment Plan
To assist executives in meeting their MSR’s, with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted on the conditions below:

Executives will be allowed to take up to 50 percent of their after-tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150 percent, with vesting over a two-year period in two equal tranches. It is to be noted that due to implementation of the new incentive scheme, Deferred Share Plan in January 2018, the last CIP participation will be in 2018 in respect of the cash bonus for 2017 performance year.

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
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, motivate and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the “AngloGold Ashanti Share Incentive Scheme” or “Share Incentive Scheme”.

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

Due to the implementation of the new incentive scheme, Deferred Share Plan in January 2018, approved by shareholders at the May 2017 Annual General Meeting, there will be no further shares allocated under the BSP scheme to eligible participants. The last allocation will be in February 2018 in respect of the 2017 performance year.

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

Due to the implementation of the new incentive scheme, Deferred Share Plan in February 2018, approved by shareholders at the May 2017 Annual General Meeting, there will be no further shares allocated under the LTIP scheme.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2017 and subsequent to year end up to 16 March 2018, see "Item 18: Note 32 - Related Parties - Directors and other key management personnel - Number of options and awards granted"

NUMBER OF SHARE AWARDS GRANTED UNDER SHARE INCENTIVE SCHEMES DURING 2017 AND UP TO 28 FEBRUARY 2018

In accordance with the JSE Listings Requirements and the rules of the AngloGold Share Incentive Scheme, the changes in awards granted and the ordinary shares issued as a result of the exercise of awards during the period 1 January 2017 to 28 February 2018 are disclosed below:

	Bonus Share Plan(1)	Long-Term Incentive Plan(1)(2)
At 1 January 2017	4,198,285	4,435,368
Movement during the year
– Granted	1,926,549	—
– Exercised	(1,426,554)	(404,301)
– Lapsed/forfeited	(218,601)	(1,512,857)
At 31 December 2017	4,479,679	2,518,210
Subsequent to year-end
– Exercised	(64,165)	(7,344)
– Lapsed/forfeited	(19,995)	(5,593)
At 28 February 2018	4,395,519	2,505,273

(1)	BSP and LTIP awards granted at nil cost to participants.

(2)	Includes Share Retention Bonus Scheme awards.

Due to the limited number of shares available as a result of a diminishing share pool there were insufficient shares available to do the LTIP allocation in 2017.

The table below reflects the total number of awards that are available for issue in terms of the share incentive scheme:

2017 Awards
At 1 January	1,252,708
Bonus Share Plan awards granted	(1,926,549)
Lapsed/Forfeited - Bonus Share Plan	218,601
Lapsed/Forfeited - Long Term Incentive Plan	1,512,857
At 31 December	1,057,617

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Overview

Description of AngloGold Ashanti’s share capital

AngloGold Ashanti’s share capital consists of four classes of stock:

•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);

•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”);

•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”); and

•	C redeemable preference shares of no par value (the “C preference shares”).

The authorised and issued share capital of AngloGold at 31 December 2017 is set out below:

Title of class	Authorised	Issued
Ordinary shares	600,000,000	410,054,615
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896
C preference shares	30,000,000	0

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

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2017		2016		2015
At 1 January	408,223,760	102,055,940	405,265,315	101,316,329	404,010,360	101,002,590
Issued during the year:
Exercise of options by participants in the AngloGold share Incentive Scheme	1,830,855	457,714	2,958,445	739,611	1,254,955	313,739
	410,054,615	102,513,654	408,223,760	102,055,940	405,265,315	101,316,329

During the period 1 January 2018 to and including 19 March 2018, 683,544 ordinary shares were issued at an average issue price of R178.70 per share, resulting in 410,738,159 ordinary shares being in issue at 19 March 2018.

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

7A.    MAJOR SHAREHOLDERS

According to information available to the directors, the following are the only shareholders or their associates holding, directly or indirectly, in excess of 5 percent of the ordinary issued share capital of the company:

Ordinary shares held at	31 December 2017		31 December 2016		31 December 2015
Shareholder*	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights
BlackRock Inc.	38,926,159	9.49	42,966,540	10.53
Public Investment Corp. of South Africa	25,808,607	6.29	25,580,542	6.27	25,936,314	6.40
Van Eck Global			24,485,374	6.00	26,941,752	6.65
Investec Asset Management (Pty) Limited (South Africa)					31,185,069	7.69
Paulson & Co., Inc					25,027,300	6.18
Dimensional Fund Advisors					20,901,571	5.16

* Shares may not necessarily reflect the beneficial shareholder.

At 31 December 2017, a total of 159,347,405 shares (or 39 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2017, the number of persons who were registered holders of ADSs was reported at 2,423. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at 31 December 2017, there were 11,925 holders on record of AngloGold Ashanti ordinary shares. Of these holders 447 had registered addresses in the United States and held a total of 56,677,316 ordinary shares, 13.82 percent of the total outstanding ordinary shares. In addition, certain accounts on record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 19 March 2018, a total of 164,571,109 ADSs or 40 percent of total issued ordinary share capital were issued and outstanding and held on record by 2,402 registered holders.

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.    RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year ended 31 December 2017:

At 31 December	2017
(in millions)	Purchases from related party
$
Purchases of goods and services from related parties
Rand Refinery (Pty) Limited	11
Margaret Water Company	5
Société d’Exploitation des Mines d’Or de Sadiola S.A.	3
19

Amounts due by joint ventures and associates arising from purchases of goods and services are unsecured and non-interest bearing.

At 31 December	2017
(in millions)	Sales and services rendered to related parties
$
Sales and services rendered to related parties
Société d’Exploitation des Mines d’Or de Sadiola S.A.	6
Société d’Exploitation des Mines d’Or de Yatela S.A.	2
Gramalote	4
12

As at 31 December 2017 the outstanding balances arising from the sale of goods and services due by related parties is $9m.

As at 31 December 2017 there are no outstanding balances arising from loans owed to related parties.

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

TAX MATTERS

•
The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $13.6 million. Any possible payment by MSG would be set off by an indemnity from Kinross Gold Corporation (Kinross) of $8.4 million.

•
Brazilian tax authorities v. AngloGold Ashanti Brazil Mineração (AABM): AngloGold Ashanti’s subsidiaries in Brazil, including AABM, are involved in various disputes with tax authorities. These disputes date back to 2007 and involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. In December 2017, new VAT assessments (totalling $14 million) were received. Collectively, the total possible amount involved across all disputes is approximately $24 million.

•
Notice from the Colombian Tax Office (DIAN) to AngloGold Ashanti Colombia S.A. (AGAC): In January 2013, AGAC received notice from the DIAN that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $21 million will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $129 million. The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015, before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the 2010 and 2011 tax dispute were presented in February and June 2017, and judgement is pending. The Administrative Tribunal may take 12 months to deliver its decision and if an appeal from either party is sought, a final judgement could take several years.

•
Argentina Tax Authority (AFIP) and Cerro Vanguardia S.A. (CVSA): On 12 July 2013, CVSA received a notification from the AFIP requesting corrections to the 2007, 2008 and 2009 income tax returns of about $6 million relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $21 million. CVSA and AFIP have corresponded on this issue over the past several years, and the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.

•
Ghanaian tax authorities v. AngloGold Ashanti (Ghana) Limited (AGAG): In Ghana, AGAG received tax assessments of $28 million as of 31 December 2013 in respect of the 2006-2008 and 2009-2011 tax years, following an audit by the tax authorities related to withholding taxes on payments to non-resident persons. AGAG believes that the withholding taxes were not properly assessed and has lodged an objection to the assessment. In 2012, AGAG met with the Commissioner-General and provided its position in writing together with the relevant supporting documentation. AGAG has yet to receive a response from the Commissioner-General. Nonetheless, in 2015 the tax authorities again raised the issue of paying withholding taxes as part of their findings covering the 2012 - 2014 tax years. AGAG raised objections with the tax authorities.

SOUTH AFRICA

•
Silicosis litigation: On 03 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including class actions and individual claims.

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD (OLD Working Group) to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (ARM). The OLD Working Group remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May 2016, the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class. On 03 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal (SCA). On 13 September 2016, the SCA granted the mining companies leave to appeal the entire High Court ruling to the SCA.

Settlement negotiations between the OLD Working Group and legal representatives of the Silicosis Class and the Tuberculosis Class have reached an advanced stage. On 10 January 2018, in response to a postponement request from all parties involved in the appeal due to the advanced stage of settlement negotiations, the Registrar of the SCA postponed the hearing date until further notice.

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

COLOMBIA

•
La Colosa class action lawsuits: Four (4) class action lawsuits are pending in relation to AngloGold Ashanti Colombia S.A.’s (AGAC) Santa Maria-Montecristo and La Colosa projects. Each lawsuit aims to stop exploration and mining in certain restricted areas affected by the projects due to environmental concerns or alleged breaches of environmental laws.   In one of these lawsuits, the court granted the plaintiff a preliminary injunction in September 2011, suspending the mining concession contracts of the Santa Maria-Montecristo project.  The injunction remains in place and has been challenged by AGAC; however, it is not a critical path item for the project. In another lawsuit, on 10 October 2016, Tolima’s Administrative Court ordered that a technical study be prepared by April 2017 by a panel of seven (7) experts (selected by the plaintiff, AGAC, universities, the government and an NGO) to determine whether the La Colosa Project presents a “threat” to the environment during its exploration phase. AGAC successfully appealed the order to prepare the technical study and the order has been temporarily suspended, pending resolution by the State Council (appellate court). In another of the lawsuits, on 4 December 2017, Ibague’s Third Administrative Court ordered that a technical study similar to the one described on the October 2016 order be prepared for the La Colosa Project. AGAC also intends to appeal this order. If the studies were to conclude that a “threat” exists, certain activities at La Colosa may be suspended.

While plaintiffs in all four cases have petitioned the courts to cancel concession contracts for the mining projects, the company believes that courts and judges in Colombia do not have the authority to order such cancellations. Such power, by law, vests solely in the mining authority, which has the discretion to declare concessions void if a contractor breaches applicable environmental laws or regulations. To date, the company is not aware of the Colombian government having ever declared a concession void for these reasons. AGAC continues to oppose, through a variety of integrated legal and political strategies, the class action lawsuits that have been filed against it. If plaintiffs prevail and AGAC’s core concession contracts are cancelled, the company would be required to abandon the La Colosa Project and all of AGAC’s other existing mining concession contracts and pending proposals for new mining concession contracts, would also be cancelled. Given the inherent legal and factual uncertainties with respect to the pending claims, no reliable estimate can be made for the obligation.

•
Cortolima’s injunction against AGAC: On 11 March 2013, Cortolima, a regional environmental authority in Colombia, issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa exploration activities, AGAC (1) did not provide timely notice to the government prior to performing certain exploration activities and (2) engaged in drilling and other activities that could have negative effects on the environment. On 22 March 2013, AGAC challenged the injunction, seeking an annulment of the action and the restoration of AGAC’s rights to continue exploration activities in the area. The request to annul the injunction was denied by the Director of Cortolima, and AGAC is continuing with its plans to challenge the injunction through a variety of legal actions. On 31 August 2013, AGAC presented before the State Council its claim for the annulment and rights re-establishment.  This matter is pending.  While the injunction remains in place, AGAC is not able to engage in certain of its activities related to the La Colosa Project.

•
Piedras and Cajamarca: In 2013 the Council for the city of Piedras, near the La Colosa Project, issued a referendum attempting to ban all mining activities in Piedras.  This referendum does not have an immediate impact on the La Colosa Project, however, AGAC believes this referendum is in violation of federal law.  The referendum was subsequently validated by the local administrative court in Tolima (the Department in which Piedras is located).  AGAC subsequently filed a request for annulment of the referendum with the Second Administrative Court of Ibaque and a tutela (a legal action alleging a violation of AGAC’s constitutional rights) with the State Council (Supreme Court for administrative purposes). On 21 August 2014, the State Council dismissed the tutela action for lack of standing, which AGEAC appealed to a different division of the State Council. On 11 December 2014, this State Council division affirmed the earlier dismissal on the grounds that AGAC did not have mining tenements in Piedras. However, in the same ruling the court recognised that Piedras did not follow the correct procedure when it issued the 2013 referendum. AGAC’s request for annulment of the referendum is pending.

On 26 March 2017, the residents of the municipality of Cajamarca voted to disapprove mining projects in the municipality, including La Colosa. However, the Mining Minister of Colombia subsequently publicly confirmed that Cajamarca’s vote does not apply retroactively, so it does not have an immediate impact on the La Colosa Project.  On 27 April 2017, AGAC suspended all exploration activities at the La Colosa Project until there is certainty about mining activity in Colombia.

•
La Colosa Human Rights Litigation: In November 2014, the Personero (Ombudsman) of Ibaque filed suit against the Colombian government in the Inter-American Court of Human Rights. This Court is an autonomous judicial institution whose purpose is the application and interpretation of the American Convention on Human Rights (Colombia, along with many other Central and South American countries, has ratified this Convention). The suit alleges that the Colombian government has failed to protect the interests of the people of Ibaque by issuing permits to AGAC for the La Colosa project and by failing to resolve the class actions that have been pending for an extended period of time. Although AGAC is not a party to the suit, its outcome is important to the development of the La Colosa project. The first step in the litigation process is for the Court to decide whether to accept the case. If the case is accepted, the Colombian government will have to defend itself against the lawsuit and will be bound by the findings of the Court. AGAC continues to regularly follow-up with the Colombian government for updates.

•
Paramo Delimitation: In November 2016, the Colombian government issued Resolution 1987, which delineates certain wetlands or moorlands as environmentally important and establishes protected areas and includes areas in and around the La Colosa Project. In these areas there are limitations, or in some instances outright bans, on mining and mining-related activities. These limitations and bans could potentially adversely impact the design, operations and production of the mining project at the La Colosa Project. On 12 June 2017, AGAC filed suit against the Ministry of the Environment in the Administrative Tribunal of Cajamarca to challenge the paramo delimitation on technical and other grounds. The lawsuit is pending admission.

•
Zonte Metals: A Canadian junior mining company, Zonte Metals, filed applications for title to certain corridors, or small slivers of land, overlaying sections of the Gramalote project. The Secretary of Mines in Antioquia denied the applications filed by Zonte Metals. However, Zonte Metals then filed a claim against the National Mining Agency and the Secretary of Mines before the Colombian State Council, by which it seeks to (i) revoke the resolution that denied its application and (ii) obtain the rights over the corridors requested in its application. The Council subsequently enjoined the Secretary of Mines and AGAC from moving forward on a pending application to integrate the corridors with our tenement. The Secretary of Mines has filed its response to the Zonte Metals claim, which includes arguments aligned with the interests and position of Gramalote. On 4 September 2017, the Council AGAC approved AGAC’s request to be made an interested party to the lawsuit.

GHANA

•
Pompora Treatment Plant Litigation: On 02 April 2013, AGAG received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions but AGAG intends to allow some time to pass prior to applying to have the matter dismissed for want of prosecution. On 24 February 2014, executive members of the PTP Smoke Effect Association (PASEA) (Frank Adjei Danso and five others), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships resulting from the failure of their crops. This matter has been adjourned indefinitely. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution.

•
Mining and Building Contractors Limited: On 11 October 2011, AGAG terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi. The parties reached agreement on the terms of the separation and concluded a separation agreement on 08 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97 million. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. To date, MBC has not appointed an arbitrator.

•
Obuasi Arbitration: On 08 April 2016, AGAG filed a request for arbitration against the Government of Ghana (GoG). AGAG filed this request with the International Centre for Settlement of Investment Disputes (ICSID), an international arbitration institution headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. AGAG is seeking relief from the GoG for breaching the mining lease relating to the Obuasi mine by withdrawing military personnel from the Obuasi mine and subsequently failing to restore law and order. In so doing, the GoG has allowed and facilitated illegal mining activity at Obuasi. These actions have prevented AGAG from peacefully enjoying the areas exclusively leased to it under the mining lease. The GoG may raise counterclaims against AGAG in response to AGAG’s request for arbitration. In October 2016, the tribunal at ICSID (the Tribunal) was formally constituted. On 17 February 2017, the Tribunal joined the GoG’s jurisdiction objections with proceedings on the merits. The parties subsequently stayed the arbitration through 31 December 2017. The arbitration remains suspended to date as discussions between the parties are ongoing.

GUINEA

•
Government of Guinea (National Claim Commission) v. Société AngloGold Ashanti Goldfields de Guinée SA (SAG): A national claim recovery commission established by the government of Guinea has demanded that SAG pay $43 million in dividends and penalties that would allegedly have been owed to the government of Guinea for the accounting years 2004 - 2007. SAG opposes the claim. The two parties had originally decided to submit their dispute to an independent audit firm to be appointed by a common accord; however, the independent audit firm was never appointed. In December 2010, the national claim recovery commission was disbanded and the matter was turned over to the Inspector General of the Ministry of Finance. This matter has been dormant since it was handed over to the Inspector General.

NORTH AMERICA

•
Designated Matters under the Stock Purchase Agreement between AngloGold Ashanti and Newmont Mining Corporation (Newmont): On 19 October 2017, Newmont filed a lawsuit in New York federal court against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain material information related to a gold-ore processing mill located at AngloGold Ashanti’s Cripple Creek & Victor Gold Mining Company (CC&V) in 2015 during the negotiation and sale of CC&V to Newmont. AngloGold Ashanti believes the lawsuit is without merit and intends to vigorously defend against it. The matter is proceeding. Separately, in July 2017, CC&V succeeded in its Colorado arbitration claims against the mill design contractor, receiving an award of approximately $10.6 million, including costs.

TANZANIA

•
Geita Gold Mining Limited (GGM): In January 2007, Jackson Manyelo and other plaintiffs filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of Tshs9.6 billion (approximately $6 million). On 30 April 2015, the High Court issued a judgement in favour of GGM. In 2016, Plaintiffs appealed to the Court of Appeal, where the matter is pending.

•
GGM and Samax Resources Limited v. Government of Tanzania: On 13 July 2017, GGM and Samax Resources Limited (the Companies) filed a notice of arbitration against the Government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. The notice of arbitration was submitted in accordance with Article 12 of the Agreement for the Development of a Gold Mine at Geita, Mwanza between the Government of Tanzania and the Companies (the MDA), and under the 1976 Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL). The Tribunal has been duly constituted. The next step will be for the Tribunal to hold a first procedural hearing.

•
Arbitration under the United Kingdom-Tanzania Bilateral Investment Treaty (UK-Tanzania BIT): Separate from the arbitration under the MDA described above, on 04 September 2017, the Companies (together with Cluff Oil Limited and Cluff Mineral Exploration Limited) wrote to the Government of Tanzania, setting out that the Government of Tanzania’s conduct amounted to a breach of its commitments under the UK-Tanzania BIT (the Notice). The Notice triggered a ‘cooling-off’ period under the UK-Tanzania BIT, pursuant to which the parties had six months to achieve an amicable resolution to their dispute (the Cooling Off Period). The Cooling Off Period expired 04 March 2018 and now the Companies, Cluff Oil Limited and Cluff Mineral Exploration Limited are entitled to submit their dispute with the Government of Tanzania to ICSID arbitration in accordance with the terms of the UK-Tanzania BIT.

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

Dividends may be declared in any currency at the discretion of the AngloGold Ashanti board or AngloGold Ashanti shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities. Moreover, fluctuations in the exchange rates of the US dollar may affect the US dollar price of the ADSs on the NYSE. For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D: Exchange Controls”, “Item 10E: Taxation-South African Taxation-Taxation of dividends” and “Item 10E: Taxation-United States Taxation-Taxation of dividends”.

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

Refer “Item 18: Note 36—Recent developments”.

ITEM 9: THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti’s ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE		NYSE(1)
Year ended 31 December	High	Low	High	Low
	(South African cents per ordinary share)		(US dollars per ADS)
Annual information
2013	27,048	11,401	31.88	11.14
2014	20,952	8,836	19.53	7.45
2015	14,999	7,159	13.12	5.64
2016	31,775	10,700	22.91	7.09
2017	18,711	11,499	13.68	8.86

2016
First quarter	22,360	10,700	14.31	7.09
Second quarter	27,892	19,664	18.49	13.16
Third quarter	31,775	20,792	22.91	15.00
Fourth quarter	22,055	12,906	15.92	9.32
2017
First quarter	18,711	12,502	13.68	9.67
Second quarter	17,950	12,600	13.31	9.64
Third quarter	14,323	11,670	10.86	8.88
Fourth quarter	14,579	11,499	10.63	8.86

September 2017	14,323	12,126	10.86	9.10
October 2017	13,828	12,315	9.87	9.17
November 2017	14,579	12,884	10.63	9.08
December 2017	14,360	11,499	10.59	8.86
January 2018	14,140	12,000	12.00	10.34
February 2018	13,400	10,720	11.34	9.16
March 2018(2)	11,560	10,635	9.94	8.88

(1)	Each ADS represents one ordinary share.

(2)	Through 19 March 2017.

See “Item 7A: Major Shareholders” for the number of ADSs outstanding at 31 December 2017.

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

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

Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

10A.    SHARE CAPITAL

For a discussion of options on AngloGold Ashanti’s ordinary shares available to executive officers from time to time, see “Item 6E: Share Ownership-Share Ownership of Executive Officers/Executive Management”.

Authorised and Issued Shares

AngloGold Ashanti’s authorised and issued share capital as of 31 December 2017 and 19 March 2018 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorised	Issued
		19 March 2018	31 December 2017
Ordinary shares at par value of R0.25 each	600,000,000	410,738,159	410,054,615
A redeemable preference shares at par value of R0.50 each	2,000,000	2,000,000	2,000,000
B redeemable preference shares at par value of R0.01 each	5,000,000	778,896	778,896
C redeemable preference shares at no par value	30,000,000	0	0

All of the issued ordinary shares, A redeemable preference shares, B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

The table below details changes in the issued ordinary share capital of AngloGold Ashanti since 31 December 2014 through 31 December 2017

Period to		Description	Number of Shares
31 December 2014			404,010,360
Ordinary shares issued during	2014	AngloGold Share Incentive Scheme	1,254,955
31 December 2015			405,265,315
Ordinary shares issued during	2016	AngloGold Share Incentive Scheme	2,958,445
31 December 2016			408,223,760
Ordinary shares issued during	2017	AngloGold Share Incentive Scheme	1,830,855
31 December 2017			410,054,615

Shares held by AngloGold Ashanti or by its Subsidiaries

See “Item 18: Note 24 - Share capital and premium” for more information.

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

Unissued shares

In terms of a general authority from shareholders in annual general meeting, granted on 16 May 2017, the directors of the Company are authorised to allot and issue, for such purposes and on such terms as they may, in their discretion, determine, ordinary shares of 25 SA cents each (shares) in the authorised but unissued share capital of the Company up to a maximum of 5 percent of the number of shares in issue at the date of the ordinary resolution dated 16 May 2017. The directors annually seek renewal of such authority at the annual general meeting, and the next renewal will be requested at the annual general meeting to be held on 16 May 2018.

Authorised but unissued ordinary Shares under the control of the directors - amounting to 5 percent of Issued shares on 22 March 2017	20,440,269
Authorised but unissued ordinary shares attributable to the share incentive scheme (balance of - 20,000,000 total scheme allocation pursuant to shares issued from 15 October 2008)	8,055,506

10B.    MEMORANDUM OF INCORPORATION

On 1 May 2011, the South African Companies Act 71 of 2008 (as amended) (the Companies Act) came into effect.  In terms of the Companies Act, companies were granted a two-year period to amend their constitutional documents (previously referred to as the Memorandum and Articles of Association, but known under the Companies Act as a Memorandum of Incorporation (MoI)), in order to harmonise such constitutional documents with the Companies Act or adopt a new MoI. At a general meeting held on 27 March 2013, shareholders voted to adopt a new MoI for AngloGold Ashanti. The MoI was subsequently amended by special resolutions of shareholders passed at annual general meetings held on 14 May 2014, 6 May 2015, 4 May 2016 and 16 May 2017.

The 2017 amendments were to ensure compliance with the JSE Limited’s listings requirements and the Companies Act, and to align the MoI with company practice and good corporate governance.

At the annual general meeting to be held on 16 May 2018, AngloGold Ashanti will not seek approval from shareholders to make any changes to the MoI.

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

This summary does not contain all the information pertaining to the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the MoI, the rights of holders of AngloGold Ashanti’s ordinary shares are governed by the JSE Listings Requirements, the Companies Act and the Companies Regulations, 2011, promulgated under the Companies Act (Regulations), which include the Takeover Regulations. Further, the rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See “Item 10C: Material Contracts-The Deposit Agreement”.

The Companies Act provides that shares will no longer have a par or nominal value and hence no new shares having a nominal or par value may be authorised. However, any shares which have a nominal or par value authorised prior to the effective date of the Companies Act continue to have that nominal or par value and can be issued as such for so long as there are par value shares in the company’s authorised share capital.

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

Although not stated in the MoI, dividends may be declared in any currency at the discretion of the board. In the past, dividends have been declared in and paid in South African rands, and also paid in Australian dollars, Ghanaian cedis or United Kingdom pounds. Registered holders of AngloGold Ashanti ADSs are paid dividends in US dollars by The Bank of New York Mellon as depositary, in accordance with the Deposit Agreement. See “Item 10C: Material Contracts - The Deposit Agreement”.

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

The A redeemable preference shares have similar voting rights to those of ordinary shares. The B and C redeemable preference shares have voting rights only in the event that a dividend on this class of share has not been paid and remains unpaid for six months or more, or in connection with resolutions directly affecting these preference shares or in limited circumstances affecting AngloGold Ashanti as a whole, such as disposal of substantially all of the company’s assets, winding up AngloGold Ashanti or reducing the company’s share capital.

At any meeting of AngloGold Ashanti at which the holders of the ordinary shares, A redeemable preference shares, B redeemable preference shares and C redeemable preference shares are present and entitled to vote on a poll, each holder of the A redeemable preference shares shall be entitled to 50 votes for every A redeemable preference share held, each holder of the ordinary shares is entitled to 50 votes for every ordinary share held and each holder of the B redeemable preference shares and the C redeemable preference shares is entitled to one vote for every B redeemable preference share and C redeemable preference share held respectively.

The MoI specifies that the rights relating to any class of shares may be modified or abrogated with the sanction of a resolution passed as if it were a special resolution of the holders of shares in that class at a separate general meeting. The MoI also specifies that the holders of the A, B and C preference shares may provide written consents to the modification of their rights.

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

Description of ADSs

The Bank of New York Mellon issues AngloGold Ashanti’s American Depositary Shares, or ADSs. Please see “Item 10C: Material Contracts”.

10C.    MATERIAL CONTRACTS

Revolving Credit Facilities

General

On 17 July 2014, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as borrowers, entered into a credit agreement (the US$ Revolving Credit Agreement) with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto as lenders. The US$ Revolving Credit Agreement provides for a $1.0 billion revolving credit facility (the US$ Revolving Credit Facility) available for drawing in US dollars. As of 19 March 2018, we have drawn $65 million under the US$ Revolving Credit Facility.

On 25 July 2014, AngloGold Ashanti Australia Limited entered into a credit agreement (the A$ Revolving Credit Agreement), as borrower with Commonwealth Bank of Australia, as facility agent, and certain financial institutions party thereto as lenders. The A$ Revolving Credit Agreement provides for a A$0.5 billion revolving credit facility (the A$ Revolving Credit Facility) available for drawing in Australian dollars. As of 19 March 2018, we have drawn A$195 million under the A$ Revolving Credit Facility.

On 7 July 2015, AngloGold Ashanti Limited entered into a credit agreement, as borrower with Nedbank Limited as facility agent, who in conjunction with ABSA Bank Limited constitute the lenders. The ZAR Revolving Credit Agreement provides for ZAR1.4 billion revolving credit facility available for drawing in South African Rands. As of 19 March 2018, ZAR400m was drawn under this ZAR Revolving Credit Facility.

On 3 November 2017, the group entered into a new three-year unsecured revolving credit facility of R1bn ($81m) with Standard Bank. The agreement includes an option, on application, to extend the facility by a maximum of two years. As of 19 March 2018, the ZAR Revolving Credit Facility is undrawn.

On 3 December 2017, the group entered into a three-year unsecured syndicated revolving credit facility of R2.5bn ($202m) with Nedbank and ABSA Bank, replacing an existing ZAR1.5bn revolving credit facility. The agreement includes an option, on application, to extend the facility by a maximum of two years. As of 19 March 2018, the ZAR Revolving Credit Facility is undrawn.

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

The annual interest rates on loans drawn under the ZAR Revolving Credit Facilities are calculated based on JIBAR, plus margins ranging from 1.30 to 1.80 percent per annum and certain mandatory costs. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the loan was made.

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

The borrower under the ZAR Revolving Credit Facilities is required to pay commitment fees of between 0.45 percent and 0.60 percent of the undrawn and uncancelled amount of each lender’s commitment during the commitment period under the respective facilities. The borrower is also required to pay a utilisation fee of between 0.15 percent and 0.20 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), between 0.30 percent and 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two thirds of the total commitments then in effect) or between 0.45 percent and 0.60 percent per annum (if the aggregate outstanding loans are equal to or greater than two thirds of the total commitments then in effect).

Financial covenant applicable to all Revolving Credit Facilities (RCF)

The Revolving Credit Agreements include a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the Revolving Credit Agreements) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the Revolving Credit Agreement, for one six-month period subject to certain criteria. Refer Item 18: note 35 “Capital Management” for the formulae used in terms of the RCF’s to test compliance with the covenants.

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

Notes

2013 Notes

On 30 July 2013, AngloGold Ashanti Holdings plc (AGAH) issued $1,250 million 8.500 percent Notes due 2020 (the 2013 Notes). The interest on the 2013 Notes was payable semi annually on 15 January and 15 July of each year, commencing on 15 January 2014. The offering of the 2013 Notes was registered under the Securities Act and the 2013 Notes were listed on the New York Stock Exchange. On 24 August 2015, AGAH offered to buy back up to $810 million in aggregate principal amount of the outstanding 2013 Notes. The offer was partially accepted and $779 million was settled in September 2015. The balance of the 2013 Notes was redeemed on 1 August 2016.

2012 Notes

On 30 July, 2012, AGAH, issued $750 million 5.125 percent Notes due 2022 (the 2012 Notes). The interest on the 2012 Notes is payable semi-annually on 1 February and 1 August of each year, commencing on 1 February, 2013. AGAH may on any one or more occasions redeem all or part of the 2012 Notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2012 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2012 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2012 Notes. The 2012 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH has agreed to observe certain covenants with respect to the 2012 Notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2012 Notes below an investment grade rating by two rating agencies, holders of the 2012 Notes have the right to require the issuer to repurchase all or any part of their 2012 Notes in cash for a value equal to 101 percent of the aggregate principal amount of 2012 Notes repurchased, plus accrued and unpaid interest, if any, on the 2012 Notes repurchased to the date of purchase.

The offering of the 2012 Notes was registered under the Securities Act. The 2012 Notes were listed on the New York Stock Exchange.

2010 Notes

On 28 April, 2010, AGAH, issued $700 million 5.375 percent Notes due 2020 and $300 million 6.500 percent Notes due 2040 (together, the 2010 Notes). The interest on the 2010 Notes is payable semi-annually on 15 April and 15 October of each year, commencing on 15 October, 2010. AGAH may on any one or more occasions redeem all or part of the 2010 Notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2010 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2010 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 25 basis points with respect to the 2010 Notes maturing in 2020 and 30 basis points with respect to the 2010 Notes maturing in 2040, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2010 Notes. The 2010 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH has agreed to observe certain covenants with respect to the 2010 Notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of a series of 2010 Notes below an investment grade rating by two rating agencies, holders of the 2010 Notes have the right to require the issuer to repurchase all or any part of their 2010 Notes in cash for a value equal to 101 percent of the aggregate principal amount of 2010 Notes repurchased, plus accrued and unpaid interest, if any, on the 2010 Notes repurchased to the date of purchase.

The offering of the 2010 Notes was registered under the Securities Act. The 2010 Notes were listed on the New York Stock Exchange.

For further information, see “Note 25: Borrowings” to our Annual Financial Statements included in Item 18 of this Annual Report, “Item 5B.: Liquidity and Capital Resources” and “Item 19: Exhibits to Form 20-F”.

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

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the Form of American Depositary Receipt, which AngloGold Ashanti has filed with the SEC as an exhibit to AngloGold Ashanti’s registration statement on Form F‑6/A (File No. 333‑133049) on 27 May 2008. See “Item 10.H.: Documents On Display”. Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 101 Barclay Street, New York, New York, 10286.

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

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Financial Surveillance Department of the South African Reserve Bank (SARB), are applied throughout the Common Monetary Area and regulate transactions (including capital flows into and out of the Common Monetary Area) involving South African residents, including natural persons and legal entities.

Government officials have from time to time stated their intentions to relax South Africa’s exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the then Minister of Finance first announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted. Since then, the government has incrementally relaxed aspects of exchange control for South African companies and financial institutions as well as for South African individuals. However, it is impossible to predict with any certainty if and when the government will remove exchange controls in their entirety or how the controls may continue to change over time.

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

Dividends

Dividends declared to foreign stockholders in public companies listed on the Johannesburg Stock Exchange (JSE) are not subject to the approval of the SARB. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by public listed companies.

Voting rights

There are no limitations imposed by South African law, including South African exchange controls, or by the Memorandum of Incorporation of AngloGold Ashanti on the rights of non-South African shareholders to vote their ordinary shares.

Overseas financing, interest and investments

Interest on foreign loans, if paid from cash generated from operations in South Africa, may be remittable abroad, provided that the loans and the payment of the relevant interest in respect of such loans have received prior SARB approval.

AngloGold Ashanti and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the terms of repayment applicable to such loans, as well as any guarantees that may be provided in respect of such loans, by AngloGold Ashanti or its South African subsidiaries.

Debt raised outside the Common Monetary Area by AngloGold Ashanti’s non-South African subsidiaries is not restricted under South African exchange control regulations and can be used for investment outside the Common Monetary Area, subject to the relevant conditions imposed by the SARB in connection with such investment, the establishing of such a non-South African subsidiary or in raising the debt by such subsidiary. For example, AngloGold Ashanti and its South African subsidiaries would require SARB approval in order for AngloGold Ashanti and/or its South African subsidiaries to provide guarantees for the obligations of any of its non-South African subsidiaries. In addition, funds obtained from non-residents of the Common Monetary Area and debt raised outside the Common Monetary Area by AngloGold Ashanti’s non-South African subsidiaries must be repaid or serviced by AngloGold Ashanti’s foreign subsidiaries unless otherwise approved by the SARB.

A listing by a South African company on any stock exchange other than the JSE in connection with raising capital requires permission from the SARB.

Under current exchange control regulations, offshore investments by AngloGold Ashanti and its subsidiaries require the approval of the SARB. Subject to such prior approval of the SARB, there is no limit on the amount of capital that may be invested offshore.

10E.    Taxation

South African taxation

The following discussion summarises the South African tax consequences of the ownership and disposition of shares by South African residents or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Revenue Service (SARS) practice, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (Treaty), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of the South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

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

Taxation of dividends

South Africa currently imposes a Dividend Withholding Tax on Companies (dividends tax) at a rate of 20 percent on the net amount of the dividend declared by a resident company, other than a Headquarter Company. This rate was increased to 20 percent on 22 February 2017 when the Minister of Finance announced the increase in the rate pertaining to the dividends paid by South African companies with effect from 1 March 2017.

The dividends tax is generally imposed on the beneficial owner. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. Even though the domestic rate is thus 20 percent, the maximum rate that is payable under the Treaty is 15 percent of the gross amount of the dividends. There are different rules to consider if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, there are certain South African compliance requirements that must be met in order to access the double tax treaty relief, amongst others the completion of a declaration and undertaking by the recipients in favour of the Company.

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

For dividends tax purposes a dividend is defined as any dividend as indicated above that is paid by a company that is a resident or paid by a foreign company if the share in respect of which that foreign dividend is paid is a listed share and to the extent that the foreign dividend does not constitute a distribution of an asset in kind.

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

The effective marginal rate for South African residents is 36 percent for trusts, 18 percent for individuals and 22,4 percent for companies. The income tax rate applicable in each instance is 45 percent for trusts, 45 percent for individuals and 28 percent for companies.

Securities transfer tax (STT)

No securities transfer tax, or STT, is payable in South Africa with respect to the issue of a security, but STT is payable upon transfer or redemption thereof.

STT on transfers of securities is charged at a rate of 0,25 percent on the 'taxable amount' of the 'transfer' of every security issued by a company incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

The word 'transfer' is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security which results in a change in beneficial ownership.  The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership is not regarded as a 'transfer' for STT purposes. A security is also defined as a depositary receipt in a company. Accordingly, STT is payable on the transfer of a depositary receipt issued by a company, including specifically the ADSs issued by AngloGold Ashanti. Generally, the central securities depositary that has been accepted as a participant in terms of the Financial Markets Act, is liable for the payment of the STT, on the basis that it is recoverable from the person to whom it is transferred.

STT is levied on the 'taxable amount' of a security.  The taxable amount of a listed security is the greater of the consideration for the security declared by the transferee or the closing price of that security as traded on the stock exchange concerned. In the case of a transfer of a listed security, either the member or the participant holding the security in custody, or where the listed security is not held in custody, the company that issued the listed security, is liable for the tax.  The tax must be paid by the fourteenth day of the month following the transfer.

Withholding tax on interest

A withholding tax on interest at the rate of 15 percent has been introduced with effect from 1 March 2015. This withholding is reduced to zero percent in terms of the Treaty to the extent that the interest is derived and beneficially owned by a resident of the other Contracting State.

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

As noted above in “-Taxation-South African Taxation-Taxation of dividends”, the South African government has enacted a dividend withholding tax. As a result, US holders who are eligible for benefits under the current Treaty will be subject to a maximum withholding tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

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
Subject to the passive foreign investment company considerations discussed below, upon a sale, exchange or other disposition of shares or ADSs, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the holder's tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares or ADSs exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

US information reporting and backup withholding

In general, dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS and backup withholding. US federal backup withholding generally is imposed at a current rate of 24 percent on specified payments including dividends and gross sale proceeds to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN or W-8BEN-E) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Information with respect to foreign financial assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and (iii) interests in non-United States entities. The shares or ADSs may be treated as specified foreign financial assets. In such cases, certain US holders may be subject to this information reporting regime and be required to file IRS form 8938 listing these assets with their U.S. federal income tax returns. Failure to file information reports may subject a US holder to penalties. US holders are urged to consult their own tax advisors regarding their obligations to file information reports with respect to the shares and ADSs.

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

IFRS guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

•
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2017 (2016: $2m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.

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

As at 31 December 2017 and 2016, the group had no open forward exchange or currency option contracts in its currency hedge position.

Interest rate and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund its working capital requirements. This cash is managed to ensure that surplus funds are invested in a manner to achieve market related returns while minimising risks.

The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the group.

Cash and loans advanced maturity profile

		2017				2016
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year		$—	—	57	2.39	7	0.80	37	0.42
	ZAR	123	6.46	157	5.78	625	6.69	127	5.49
	AUD	—	—	22	3.00	—	—	31	3.50
	BRL	—	—	28	8.60	—	—	5	14.08
	ARS	—	—	—	—	—	—	1	20.00

Borrowings maturity profile

	Within one year		Between One and two years		Between Two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$28	5.4	48	4.9	1,441	5.2	291	6.5	1,808
ZAR	34	10.2	42	10.2	2,826	8.8	194	15.5	3,096
BRL	3	5.7	3	5.6	3	5.0	—	—	9
AUD	7	5.9	214	4.6	21	6.8	41	6.8	283

The table above is based on the borrowings as at 31 December 2017 including borrowing cost and accrued interest but excludes any fair value adjustments.

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Total Borrowings amount (million)
	$28	5.4	746	5.1	1,034	5.5	1,808
ZAR	34	10.2	2,786	8.8	276	14.0	3,096
BRL	3	5.7	3	5.2	3	5.3	9
AUD	7	6.5	221	4.6	55	6.8	283

The table above is based on the borrowings as at 31 December 2017 including borrowing cost and accrued interest but excludes any fair value adjustments.

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

The combined maximum credit risk exposure at balance sheet date amounts to $361 million for financial assets (2016: $395 million) and nil million for financial guarantees (2016: nil million). Credit risk exposure netted by open derivative positions with counterparts was nil (2016: nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group’s financial instruments, as measured at 31 December are as follows (assets (liabilities)):

	2017		2016
	Carrying Amount	Fair value	Carrying Amount	Fair value
(millions)	$	$	$	$
Cash and cash equivalents	205	205	215	215
Restricted cash	65	65	55	55
Short-term borrowings	(38)	(38)	(34)	(34)
Long-term borrowings	(2,230)	(2,339)	(2,144)	(2,169)
Listed investments - available for sale	80	80	51	51
Listed investments - held to maturity	4	6	6	8
Unlisted investments - held to maturity	54	54	73	73

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

Borrowings

The interest rate on borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives

The fair values of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2017	2016
(millions)	$	$
Unrealised
Gain (loss) on non-hedge derivatives and other commodity contracts	10	18

Other comprehensive income

	Accumulated other comprehensive income	Changes in fair value recognised	Reclassification adjustments	Accumulated other comprehensive income
	as of 1 January 2017	in 2017		as of 31 December 2017
(millions)	$	$	$	$
Derivatives designated as
Capital expenditure	(2)	—	—	(2)
Before tax totals	(2)	—	—	(2)
After tax totals	(1)	—	—	(1)

	Accumulated other comprehensive income	Changes in fair value recognised	Reclassification adjustments	Accumulated other comprehensive income
	as of 1 January 2016	in 2016		as of 31 December 2016
(millions)	$	$	$	$
Derivatives designated as
Capital expenditure	(2)	—	—	(2)
Before tax totals	(2)	—	—	(2)
After tax totals	(1)	—	—	(1)

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2017 (actual changes in the timing and amount of the following variables may differ from the assumed changes below)

	2017
	Change in exchange rate	Change in borrowings Total
		$M
Debt
ZAR denominated (R/$)	Spot (+R1.50)	(26)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(16)

	2017
	Change in exchange rate	Change in borrowings Total
		$M
Debt
ZAR denominated (R/$)	Spot (-R1.50)	33
AUD denominated (AUD/$)	Spot (-AUD0.1)	19

ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	DEBT SECURITIES

Not applicable

12B.	WARRANTS AND RIGHTS

Not applicable

12C.	OTHER SECURITIES

Not applicable

12D.	AMERICAN DEPOSITORY SHARES

12D.3.	DEPOSITARY FEES AND CHARGES

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

For further information, refer to “Item 10C: Material Contracts - The Deposit Agreement”.

12D.4.	DEPOSITARY PAYMENTS FOR 2017

For the year ended 31 December 2017, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $867,747 (2016: $1,185,580) mainly for investor relations related expenses.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures: As of 31 December 2017 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

(b)
Management’s Annual Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as defined in the Exchange Act Rule 13a - 15(f) and 15d -15(f). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of the Evaluation Date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control - Integrated Framework and related illustrative documents released on May 14, 2013. Based on this assessment, and using those criteria, management concluded that the company’s internal control over financial reporting was effective as of the Evaluation Date.

(c)
Changes in Internal Control over Financial Reporting: The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that its books and records accurately reflect transactions and that established policies and procedures are followed. The Company started in 2013 with the implementation of an enterprise resource planning (“ERP”) system on a staggered basis and concluded with the implementation in quarter four of 2013 at all operations excluding its Continental Africa Region, for financial reasons. The ERP implementation will continue at Obuasi within the Continental Africa Region during quarter 3 of 2018.  The continuous implementation will result in a change to the system of internal control over financial reporting at the implicated sites. The Company continues to implement the global ERP system to improve standardization and automation, and not in response to a deficiency in its internal control over financial reporting. The Company believes that the continuing implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future.  The Company has taken the necessary steps to monitor and maintain appropriate internal control over financial reporting during this period of change and will continue to evaluate the operating effectiveness of related key controls during subsequent periods.

South Africa Region is currently going through a significant restructuring which includes a rationalization of jobs at various levels. The changes will have a direct impact on the internal control environment over financial reporting and management has implemented the necessary controls and safeguards to ensure that the transition does not negatively impact on the internal control environment.

There have been no further changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

See Item 3D, Risk Factors, of this annual report on Form 20F for risk factors related to the implementation and integration of information technology systems and maintaining an effective system of internal control over financial reporting.

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
Srinivasan Venkatakrishnan
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of AngloGold Ashanti Limited

Opinion on internal Control over Financial Reporting
We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework) (the COSO criteria). In our opinion, AngloGold Ashanti Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)(PCAOB), the consolidated statement of financial position of AngloGold Ashanti Limited as of 31 December 2017, 2016 and 2015, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2017, and the related notes and our report dated 29 March 2018 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitation of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Inc.
Johannesburg, Republic of South Africa
29 March 2018

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the Audit and Risk Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of King IV, which became effective 1 November 2016, and the requirements of the Companies Act of 2008, which became effective on 1 May 2011. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that Mr Rhidwaan Gasant is the Audit and Risk Committee's financial expert. Individually, the remaining members of the committee have considerable knowledge and experience in associated areas such as audit, risk and corporate governance to help oversee and guide the board and the company.

ITEM 16B:	CODE OF ETHICS AND WHISTLE-BLOWING POLICIES

In order to comply with the company's obligation in terms of the Sarbanes-Oxley Act and King IV, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of business principles and ethics for employees and directors, a code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers, and a whistle-blowing policy that encourages employees to report anonymously if they wish and without fear of retaliation acts of an unethical or illegal nature that affect the company's interests. The code of business principles and ethics expresses the company’s commitment to the conduct of its business in line with ethical standards and is designed to enable employees and directors to perform their roles and duties with integrity and responsibility.

The whistle-blowing policy provides channels for employees to report acts and practices that are in conflict with the company’s code of business principles and ethics or are unlawful, including financial malpractice or dangers to the public or the environment. Reports may be made to management or through several mediums including the intranet, internet, telephone, short messaging system (sms), fax and post. All reports not made to management are administered by a third party, Tip-Offs Anonymous, to ensure independence of the process. Reported cases are relayed to management through group compliance and group internal audit. A report is provided by group compliance and group internal audit to the Serious Concerns Committee on a quarterly basis and Audit and Risk Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The whistle-blowing policy encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or other management including legal, compliance, human resources or internal audit.

The code of business principles and ethics for employees and directors and the code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers are available on the company’s website at
http://www.anglogoldashanti.com/en/About-Us/corporategovernance/Pages/default.aspx

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended 31 December 2017, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2017 and 2016.

	2017	2016
(in millions)	$	$
Audit fees(1)	6.14	5.20
Audit-related fees(2)	0.73	0.69
Tax fees(3)	0.16	0.21
All other fees(4)	0.04	0.02
Total	7.07	6.12

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

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2017 were reviewed and approved according to the procedures above. None of the services provided during 2017 were approved under the de minimis exception allowed under the Exchange Act.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2017.

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

The consolidated financial statements for the year ended 31 December 2017 were authorised for issue by the Board of Directors on 29 March 2018 and were signed on its behalf by Srinivasan Venkatakrishnan, Chief Executive Officer, Kandimathie Christine Ramon, Chief Financial Officer, Sipho Pityana, Chairman of the Board of Directors, and Rhidwaan Gasant, Chairman of the Audit and Risk Committee.

Report of independent registered public accounting firm

To the shareholders and the board of directors of AngloGold Ashanti Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (“the Company”) as of 31 December 2017, 2016 and 2015, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2017, 2016, and 2015, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS’) as Issued by the International Accounting Standards Board.

We did not audit the financial statements of Kibali (Jersey) Limited (“Kibali”), a corporation in which the Company has a 50% interest. In the consolidated financial statements, the Company’s investment in Kibali was stated at $1,423 million, $1,400 million and $1,406 million as of 31 December 2017, 2016 and 2015, respectively the Company’s equity in the net income of Kibali was stated at $9 million in 2017, $24 million in 2016 and $70 million in 2015. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 29 March 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ Ernst & Young Inc.
We have served as the Company’s auditor since 1944
Johannesburg, Republic of South Africa
29 March 2018

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED
Group – income statement
FOR THE YEARS ENDED 31 DECEMBER 2017, 2016 and 2015

Figures in millions	Notes	2017	2016	2015
		US Dollars
Revenue	3	4,543	4,254	4,174
Gold income	2,3	4,356	4,085	4,015
Cost of sales	4	(3,582)	(3,263)	(3,294)
Gain (loss) on non-hedge derivatives and other commodity contracts		10	19	(7)
Gross profit (loss)	2	784	841	714
Corporate administration, marketing and other expenses		(64)	(61)	(78)
Exploration and evaluation costs		(114)	(133)	(132)
Other operating expenses	5	(88)	(110)	(96)
Special items	6	(438)	(42)	(71)
Operating profit (loss)		80	495	337
Interest received	3	15	22	28
Exchange gain (loss)		(11)	(88)	(17)
Finance costs and unwinding of obligations	7	(169)	(180)	(245)
Fair value adjustment on issued bonds		—	9	66
Share of associates and joint ventures’ profit (loss)	8	22	11	88
Profit (loss) before taxation		(63)	269	257
Taxation	11	(108)	(189)	(211)
Profit (loss) after taxation from continuing operations		(171)	80	46
Discontinued operations
Profit (loss) from discontinued operations		—	—	(116)
Profit (loss) for the year		(171)	80	(70)
Allocated as follows:
Equity shareholders
- Continuing operations		(191)	63	31
- Discontinued operations		—	—	(116)
Non-controlling interests
- Continuing operations		20	17	15
		(171)	80	(70)
Basic earnings (loss) per ordinary share (cents)	12
Earnings (loss) per ordinary share from continuing operations		(46)	15	8
Earnings (loss) per ordinary share from discontinued operations		—	—	(28)
Basic earnings (loss) per ordinary share		(46)	15	(20)
Diluted earnings (loss) per ordinary share (cents)	12
Earnings (loss) per ordinary share from continuing operations		(46)	15	8
Earnings (loss) earnings per ordinary share from discontinued operations		—	—	(28)
Diluted earnings (loss) per ordinary share		(46)	15	(20)

ANGLOGOLD ASHANTI LIMITED
Group – statement of comprehensive income
FOR THE YEARS ENDED 31 DECEMBER 2017, 2016 and 2015

Figures in millions	2017	2016	2015
	US Dollars
Profit (loss) for the year	(171)	80	(70)
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	123	180	(371)
Share of associates and joint ventures’ other comprehensive income	—	—	1
Net gain (loss) on available-for-sale financial assets	20	13	(14)
Release on impairment of available-for-sale financial assets	3	—	9
Release on disposal of available-for-sale financial assets	(6)	(2)	(3)
Deferred taxation thereon	8	(2)	1
	25	9	(7)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) recognised	8	(2)	17
Deferred taxation thereon	(2)	—	(3)
	6	(2)	14

Other comprehensive income (loss) for the year, net of tax	154	187	(363)

Total comprehensive income (loss) for the year, net of tax	(17)	267	(433)

Allocated as follows:
Equity shareholders
- Continuing operations	(37)	250	(332)
- Discontinued operations	—	—	(116)
Non-controlling interests
- Continuing operations	20	17	15
	(17)	267	(433)

ANGLOGOLD ASHANTI LIMITED
Group – statement of financial position
AS AT 31 DECEMBER 2017, 2016 and 2015

Figures in millions	Notes	2017	2016	2015
		US Dollars
ASSETS
Non-current assets
Tangible assets	14	3,742	4,111	4,058
Intangible assets	15	138	145	161
Investments in associates and joint ventures	17	1,507	1,448	1,465
Other investments	18	131	125	91
Inventories	19	100	84	90
Trade, other receivables and other assets	20	67	34	13
Deferred taxation	28	4	4	1
Cash restricted for use	21	37	36	37
Other non-current assets		—	—	18
		5,726	5,987	5,934
Current assets
Other investments	18	7	5	1
Inventories	19	683	672	646
Trade, other receivables and other assets	20	222	255	196
Cash restricted for use	21	28	19	23
Cash and cash equivalents	22	205	215	484
		1,145	1,166	1,350
Non-current assets held for sale	23	348	—	—
		1,493	1,166	1,350

Total assets		7,219	7,153	7,284
EQUITY AND LIABILITIES
Share capital and premium	24	7,134	7,108	7,066
Accumulated losses and other reserves		(4,471)	(4,393)	(4,636)
Shareholders’ equity		2,663	2,715	2,430
Non-controlling interests		41	39	37
Total equity		2,704	2,754	2,467
Non-current liabilities
Borrowings	25	2,230	2,144	2,637
Environmental rehabilitation and other provisions	26	942	877	847
Provision for pension and post-retirement benefits	27	122	118	107
Trade, other payables and deferred income	29	3	4	5
Deferred taxation	28	363	496	514
		3,660	3,639	4,110
Current liabilities
Borrowings	25	38	34	100
Trade, other payables and deferred income	29	638	615	516
Taxation	30	53	111	91
		729	760	707
Non-current liabilities held for sale	23	126	—	—
		855	760	707

Total liabilities		4,515	4,399	4,817

Total equity and liabilities		7,219	7,153	7,284

ANGLOGOLD ASHANTI LIMITED
Group – statement of cash flows
FOR THE YEARS ENDED 31 December 2017, 2016 and 2015

Figures in millions	Notes	2017	2016	2015
		US Dollars
Cash flows from operating activities
Receipts from customers		4,534	4,231	4,154
Payments to suppliers and employees		(3,383)	(2,929)	(2,904)
Cash generated from operations	31	1,151	1,302	1,250
Dividends received from joint ventures		6	37	57
Taxation refund	30	14	12	21
Taxation paid	30	(174)	(165)	(184)
Net cash inflow (outflow) from operating activities from continuing operations		997	1,186	1,144
Net cash inflow (outflow) from operating activities from discontinued operations		—	—	(5)
Net cash inflow (outflow) from operating activities		997	1,186	1,139

Cash flows from investing activities
Capital expenditure
- project capital		(156)	(93)	(105)
- stay-in-business capital		(673)	(613)	(559)
Expenditure on intangible assets		(1)	(5)	(3)
Proceeds from disposal of tangible assets		7	4	6
Other investments acquired		(91)	(73)	(86)
Proceeds from disposal of other investments		78	61	81
Investments in associates and joint ventures		(27)	(11)	(11)
Proceeds from disposal of associates and joint ventures		—	10	1
Loans advanced to associates and joint ventures		(6)	(4)	(5)
Loans repaid by associates and joint ventures		—	—	2
Proceeds from disposal of business and subsidiary		—	—	819
Costs on disposal of business		—	—	(7)
Cash balances in assets disposed		—	—	(2)
Decrease (increase) in cash restricted for use		(8)	8	(17)
Interest received		15	14	25
Net cash inflow (outflow) from investing activities from continuing operations		(862)	(702)	139
Net cash inflow (outflow) from investing activities from discontinued operations		—	—	(59)
Net cash inflow (outflow) from investing activities		(862)	(702)	80

Cash flows from financing activities
Proceeds from borrowings		815	787	421
Repayment of borrowings		(767)	(1,333)	(1,288)
Finance costs paid		(138)	(172)	(251)
Bond settlement premium, RCF and bond transaction costs		—	(30)	(61)
Dividends paid		(58)	(15)	(5)
Net cash inflow (outflow) from financing activities from continuing operations		(148)	(763)	(1,184)
Net cash inflow (outflow) from financing activities from discontinued operations		—	—	(2)
Net cash inflow (outflow) from financing activities		(148)	(763)	(1,186)

Net increase (decrease) in cash and cash equivalents		(13)	(279)	33
Translation		3	10	(17)
Cash and cash equivalents at beginning of year		215	484	468
Cash and cash equivalents at end of year	22	205	215	484

ANGLOGOLD ASHANTI LIMITED
Group – statement of changes in equity
FOR THE YEARS ENDED 31 December 2017, 2016 and 2015

	Equity holders of the parent
Figures in millions	Share capital and premium	Other capital reserves(1)	Retained earnings (Accumulated losses)(2)	Cash flow hedge reserve(3)	Available- for-sale reserve(4)	Actuarial gains (losses)	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
US Dollars
Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871
Profit (loss) for the year			(85)					(85)	15	(70)
Other comprehensive income (loss)		1			(7)	14	(371)	(363)		(363)
Total comprehensive income (loss)	—	1	(85)	—	(7)	14	(371)	(448)	15	(433)
Shares issued	25							25		25
Share-based payment for share awards net of exercised		8						8		8
Dividends of subsidiaries								—	(4)	(4)
Translation		(24)	20		(3)	7		—		—
Balance at 31 December 2015	7,066	117	(3,174)	(1)	7	(19)	(1,566)	2,430	37	2,467
Profit (loss) for the year			63					63	17	80
Other comprehensive income (loss)					9	(2)	180	187		187
Total comprehensive income (loss)	—	—	63	—	9	(2)	180	250	17	267
Shares issued	42							42		42
Share-based payment for share awards net of exercised		(7)						(7)		(7)
Dividends of subsidiaries								—	(15)	(15)
Transfer to reserves			(2)			2		—		—
Translation		7	(6)		1	(2)		—		—
Balance at 31 December 2016	7,108	117	(3,119)	(1)	17	(21)	(1,386)	2,715	39	2,754
Profit (loss) for the year			(191)					(191)	20	(171)
Other comprehensive income (loss)					25	6	123	154		154
Total comprehensive income (loss)	—	—	(191)	—	25	6	123	(37)	20	(17)
Shares issued	26							26		26
Share-based payment for share awards net of exercised		(1)						(1)		(1)
Dividends paid (note 13)			(39)					(39)		(39)
Dividends of subsidiaries								—	(19)	(19)
Translation		9	(10)		1	(1)		(1)	1	—
Balance at 31 December 2017	7,134	125	(3,359)	(1)	43	(16)	(1,263)	2,663	41	2,704

(1)
Other capital reserves include a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $11m (2016: $10m; 2015: $9m), surplus on equity transaction of joint venture of $36m (2016: $36m; 2015: $36m), equity items for share-based payments of $75m (2016: $68m; 2015: $69m) and other reserves.

(2)
Included in accumulated losses are retained earnings totalling $287m (2016: $250m; 2015: $210m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED 31 December, 2017, 2016 and 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

New standards and interpretations issued

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2017. The adoption of the new standards, interpretations and amendments effective from 1 January 2017 had no material impact on the group.

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

IFRS 15 Revenue
Management has assessed the potential impact of IFRS 15 on the financial statements of the group and concluded that the group does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard does not have a significant impact on the timing or amount of the group’s revenue recognition. However, the adoption of IFRS 15 will result in the presentation of by-product revenue in Revenue from product sales where previously by-product revenue was included in cost of sales. Revenue from product sales includes gold income and by-product revenue. This change in classification results in a corresponding increase in costs of sales, and therefore will not have an impact on previously reported gross profit.

As currently reported:

	U S Dollars
Figures in millions	2017	2016	2015
Revenue	4,543	4,254	4,174
Gold income	4,356	4,085	4,015
Cost of sales	(3,582)	(3,263)	(3,294)
Gain (loss) on non-hedge derivatives and other commodity contracts	10	19	(7)
Gross profit	784	841	714
Gross profit %	18.00%	20.59%	17.78%

By-products revenue for the years ended 2017, 2016 and 2015 ($154m, $138m and $127m respectively) is included in the Revenue line, but is offset and thus reduces cost of sales in the detailed income statement.

On adoption of IFRS 15, AngloGold Ashanti will disclose revenue from all product sales, including by-products sales in Revenue from product sales in the detailed income statement. Accordingly, the detailed income statement would be restated for the effects of adopting IFRS 15 as follows:

	U S Dollars
Figures in millions	2017	2016	2015
Revenue	4,543	4,254	4,174
Revenue from product sales	4,510	4,223	4,142
Cost of sales	(3,736)	(3,401)	(3,421)
Gain (loss) on non-hedge derivatives and other commodity contracts	10	19	(7)
Gross profit	784	841	714
Gross profit %	17.38%	19.91%	17.24%

AngloGold Ashanti intends to apply IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 9 Financial Instruments
The group’s financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), cash restricted for use and cash and cash equivalents which will be subject to IFRS 9 expected credit loss model as they are to be carried at amortised cost. The accounting policy for listed equity investments will depend on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities in future will be classified as fair value through profit and loss. Listed equity investments held for other purposes will be classified as fair value through other comprehensive income. Financial liabilities are currently carried at amortised cost with no requirements to change their recognition or presentation under IFRS 9. We have evaluated the possible impact of the adoption of IFRS 9 including the expected credit loss model and we do not expect the adoption to have a significant impact on total assets, total liabilities or the results of the group.

IFRS 16 Leases
In addition, IFRS 16 “Leases”, with an effective date of 1 January 2019, is likely to affect future financial reporting and management is still in the process of assessing all of the potential consequences arising out of the adoption of this standard. With the removal of the operating lease classification, leases that are within the scope of IFRS 16 will result in an increase in assets and liabilities. We expect a likely increase in the depreciation expense and also an increase in cash flows from operating activities as the lease payments will be recorded as financing outflows in our cash flow statement. Management expects that the mining and drilling contracts which are not classified as finance leases under the current accounting standards (IAS 17 and IFRIC 4), will potentially have the most impact on the group’s results on adoption of IFRS 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.1    BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year.

The group financial statements are presented in US dollars.

Based on materiality, certain comparatives in the notes have been aggregated and comparatives have been restated to accord with current year disclosures.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and unrecognised tax positions.

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

Carrying value of tangible assets

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

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

The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.

The carrying value of tangible assets at 31 December 2017 was $3,742m (2016: $4,111m; 2015: $4,058m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2017 was $288m (2016: $3m; 2015: $5m).

Carrying value of goodwill and intangible assets

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable Ore Reserve, exploration properties and net assets is recognised as goodwill.

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

The carrying value of goodwill in the consolidated financial statements at 31 December 2017 was $127m (2016: $126m; 2015: $126m). The impairment of goodwill recognised in the consolidated financial statements for the year ended 31 December 2017 was $9m (2016: nil; 2015: nil).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods

Carrying values of the group at 31 December 2017:

•	deferred tax asset: $4m (2016: $4m; 2015: $1m);

•	deferred tax liability: $363m (2016: $496m; 2015: $514m);

•	taxation liability: $53m (2016: $111m; 2015: $91m); and

•	taxation asset: $3m (2016: $14m; 2015: $27m).

Unrecognised value of deferred tax assets: $470m (2016: $477m; 2015: $452m).

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

The carrying amount of the rehabilitation obligations for the group at 31 December 2017 was $724m (2016: $705m; 2015: $683m).

Stockpiles and metals in process

Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long term metals prices, less estimated costs to complete production and bring the product to sale.

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

The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2017 was $424m (2016: $397m; 2015: $393m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Continental Africa, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries, particularly in Continental Africa and in Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets.

The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2017 was $174m (2016: $135m; 2015: $94m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The carrying value of the post-retirement plans at 31 December 2017 was $122m (2016: $118m; 2015: $89m).

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

Provision for silicosis

Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure.The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:

•	silicosis prevalence rates;

•	estimated settlement per claimant;

•	benefit take-up rates;

•	disease progression rates;

•	timing of cashflows; and

•	discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. In prior years, a silicosis provision was not raised as a reliable estimate could not be determined.

The carrying value of the silicosis provision at 31 December 2017 was $63m (2016: nil; 2015: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $18m, has been considered.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equity-accounted investments

Joint ventures

A joint venture is an entity in which the group holds a long term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in joint arrangements classified as joint ventures are accounted for using the equity method.

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

Joint ventures and associates

If necessary, impairment losses on loans and equity are reported under share of joint ventures and associates profit and loss.

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

In determining materiality for the disclosure requirements of IFRS 12 “Disclosure of Interest in Other Entities”, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

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

•
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and

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

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life.

For those assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:

•	buildings up to life of mine;

•	plant and machinery up to life of mine;

•	equipment and motor vehicles up to five years;

•	computer equipment up to three years; and

•	leased assets over the shorter of the period of the lease and the useful life of the leased asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Exploration and evaluation assets

All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:

•	metals in process are valued at the average total production cost at the relevant stage of production;

•	gold doré/bullion is valued on an average total production cost method;

•	ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;

•	by-products, which include uranium oxide, silver and sulphuric acid, are valued using an average total production cost method;

•	mine operating supplies are valued at average cost; and

•	heap leach pad materials are measured on an average total production cost basis.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Impairments resulting from a decrease in prices are disclosed in special items, all other impairments are included in cost of sales.

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

The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

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

In addition, the group's management awards certain employee bonuses in the form of a cash settled scheme, whereby awards granted are linked to the performance of the company's share price. A liability is recognised based upon the grant date fair value and is subsequently remeasured to the closing share price at each reporting date up to the date of vesting. Remeasurements to fair value are recognised in the income statement.

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

Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to solely fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. These funds may only be utilised for purposes of settling decommissioning and environmental liabilities relating to existing mining operations. All income earned on these funds is reinvested or spent to meet these obligations. For group purposes, the trusts are consolidated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Other investments

Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments’ fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognised or when there is objective evidence that the asset is impaired based on a significant or prolonged decrease in the fair value of the equity instrument below its cost.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2    SEGMENTAL INFORMATION

AngloGold Ashanti Limited’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments (including equity accounted investments). Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in millions	Total assets (1)(2)(3)			Net operating assets(2)(3)
US Dollars	2017	2016	2015	2017	2016	2015
South Africa	1,734	1,818	1,629	1,388	1,520	1,352
Continental Africa	3,153	3,090	3,121	1,296	1,278	1,349
Australasia	929	804	837	664	581	625
Americas	1,258	1,273	1,341	909	923	963
Other, including non-gold producing subsidiaries	145	168	356	24	26	11
	7,219	7,153	7,284	4,281	4,328	4,300

Non-current assets considered material, by country are:
South Africa(5)				1,295	1,678	1,463
Foreign entities(5)				4,259	4,144	4,324

DRC(5)				1,423	1,400	1,406
Ghana(5)				533	520	543
Tanzania(5)				422	437	517
Australia(5)				764	673	703
Brazil(5)				632	645	657

Figures in millions	Amortisation
US Dollars	2017	2016	2015
South Africa	133	167	182
Continental Africa(1)	421	365	339
Australasia	130	126	117
Americas(1)	273	260	240
Other, including non-gold producing subsidiaries	2	5	7
	959	923	885
Equity-accounted investments included above	(136)	(114)	(108)
Continuing operations	823	809	777
Discontinued operations	—	—	6
	823	809	783

(1)	Includes equity-accounted investments.

(2)
Total assets includes allocated goodwill of nil (2016: $8m; 2015: $7m) for South Africa, $119m (2016: $110m; 2015: $111m) for Australasia and $8m (2016: $8m; 2015: $8m) for Americas (note 15). The South African segment includes assets held for sale of $348m (refer note 23).

(3)	In 2017, pre-tax impairments and derecognition of assets of $294m were accounted for in South Africa (2016: $3m; 2015: $5m).

(4)
The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

(5)	Non-current assets exclude financial instruments and deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    Segmental Information (continued)

Figures in millions	Capital expenditure
US Dollars	2017	2016	2015
South Africa	150	182	206
Continental Africa(1)	409	291	315
Australasia	153	109	78
Americas (1)	234	225	196
Other, including non-gold producing subsidiaries	7	4	4
	953	811	799
Discontinued operations	—	—	58
	953	811	857
Equity-accounted investments included above	(123)	(100)	(131)
	830	711	726

	Gold production (attributable) (000oz)
	2017	2016	2015
South Africa	903	967	1,004
Continental Africa	1,453	1,321	1,435
Australasia	559	520	560
Americas	840	820	831
Continuing operations	3,755	3,628	3,830
Discontinued operations	—	—	117
	3,755	3,628	3,947

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    Segmental Information (continued)

Figures in millions	Gold income
US Dollars	2017	2016	2015
Geographical analysis of gold income by origin is as follows:
South Africa	1,101	1,173	1,132
Continental Africa(1)	1,895	1,663	1,724
Australasia	709	646	666
Americas	1,104	1,036	967
	4,809	4,518	4,489
Equity-accounted investments included above	(453)	(433)	(474)
Continuing operations (note 3)	4,356	4,085	4,015
Discontinued operations	—	—	137
	4,356	4,085	4,152
Foreign countries included in the above and considered material are:
Brazil	705	659	641
Guinea	489
Tanzania	664	591	615
Geographical analysis of gold income by destination is as follows:
South Africa	1,659	1,719	2,499
North America	456	893	658
Australia	709	645	666
Asia	—	—	195
Europe	399	377	332
United Kingdom	1,586	884	139
	4,809	4,518	4,489
Equity-accounted investments included above	(453)	(433)	(474)
Continuing operations (note 3)	4,356	4,085	4,015
Discontinued operations	—	—	137
Continuing and discontinued operations	4,356	4,085	4,152

Figures in millions	By product revenue
US Dollars	2017	2016	2015
South Africa	15	23	38
Continental Africa(1)	3	4	3
Australasia	2	2	2
Americas	135	110	84
	155	139	127
Equity-accounted investments included above	(1)	(1)	—
Continuing operations	154	138	127
Discontinued operations	—	—	1
	154	138	128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    Segmental Information (continued)

Figures in millions	Total cash costs
US Dollars	2017	2016	2015
South Africa	968	857	874
Continental Africa(1)	1,088	976	1,010
Australasia	407	404	393
Americas	547	486	492
Corporate and other	(6)	—	(9)
	3,004	2,723	2,760
Equity-accounted investments included above	(295)	(288)	(267)
Continuing operations	2,709	2,435	2,493
Discontinued operations	—	—	125
	2,709	2,435	2,618

Figures in millions	Cost of sales
US Dollars	2017	2016	2015
South Africa	1,114	1,041	1,083
Continental Africa(1)	1,510	1,331	1,347
Australasia	550	540	525
Americas (1)	851	752	719
Corporate and other(1)	(3)	5	(2)
	4,022	3,669	3,672
Equity-accounted investments included above	(440)	(406)	(378)
Continuing operations	3,582	3,263	3,294
Discontinued operations	—	—	118
	3,582	3,263	3,412

Figures in millions	Gross profit (loss) (4)
US Dollars	2017	2016	2015
South Africa	(3)	149	42
Continental Africa(1)	386	334	377
Australasia	159	106	142
Americas(1)	253	283	247
Corporate and other(1)	2	(4)	2
	797	868	810
Equity-accounted investments included above	(13)	(27)	(96)
Continuing operations	784	841	714
Discontinued operations	—	—	19
	784	841	733

3    REVENUE

	US Dollars
Figures in millions	2017	2016	2015
Revenue consists of the following principal categories:
Gold income (note 2)	4,356	4,085	4,015
By-products (note 2 and 4)	154	138	127
Royalties received (note 6)	18	9	4
Interest received (notes 31 and 35)	15	22	28
	4,543	4,254	4,174

4    COST OF SALES

	US Dollars
Figures in millions	2017	2016	2015
Cash operating costs	2,728	2,444	2,493
By-products revenue (note 3)	(154)	(138)	(127)
	2,574	2,306	2,366
Royalties	116	105	100
Other cash costs	19	24	27
Total cash costs	2,709	2,435	2,493
Retrenchment costs	6	14	11
Rehabilitation and other non-cash costs	29	43	(10)
Amortisation of tangible assets (note 31 and note 35)	817	789	737
Amortisation of intangible assets (note 31 and note 35)	6	20	40
Inventory change	15	(38)	23
	3,582	3,263	3,294
5    OTHER OPERATING EXPENSES

	US Dollars
Figures in millions	2017	2016	2015
Care and maintenance costs (note 35)	62	70	67
Pension and medical defined benefit provisions	9	25	18
Governmental fiscal claims and care and maintenance of old tailings operations	14	14	7
Other	3	1	4
	88	110	96
6    SPECIAL ITEMS

	US Dollars
Figures in millions	2017	2016	2015
Impairment and derecognition of assets(1)	297	3	20
Impairment of other investments	3	—	—
Retrenchment and related costs(2)	88	1	4
Legal fees (recoveries) and other costs related to contract terminations and settlement costs(3)	71	11	(1)
Write-down of inventories	3	12	11
Net (profit) loss on disposal of assets	(8)	(4)	(1)
Royalties received (note 3)	(18)	(9)	(4)
Indirect tax expense (recoveries)	2	(2)	(20)
Repurchase premium and cost on settlement of debt facilities	—	30	61
Other	—	—	1
	438	42	71
(1) Impairments and derecognitions include tangible assets $253m, intangible assets $9m and held for sale assets $35m.
(2) Includes retrenchment costs incurred on the restructuring of South African operations which was announced during June 2017.
(3) Includes provision for silicosis class action settlement. For details refer note 26.

7    FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	US Dollars
Figures in millions	2017	2016	2015
Finance costs
Finance costs on bonds, corporate notes, bank loans and other	132	148	215
Amortisation of fees	4	4	5
Finance lease charges	6	6	3
	142	158	223
Unwinding of obligations	27	22	22
Total finance costs, unwinding of obligations and other discounts (note 31 and 35)	169	180	245
8    SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT (LOSS)

	US Dollars
Figures in millions	2017	2016	2015
Revenue	453	441	489
Operating costs, special items and other expenses	(470)	(446)	(415)
Net interest received	1	3	7
Profit (loss) before taxation	(16)	(2)	81
Taxation	23	7	(17)
Profit (loss) after taxation	7	5	64
(Impairment) impairment reversal of investments in associates	13	(5)	12
Impairment reversal of investments in joint ventures (note 17)	2	11	12
Share of associates and joint ventures’ profit (loss) (note 31)	22	11	88
9    EMPLOYEE BENEFITS

	US Dollars
Figures in millions	2017	2016	2015
Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits	1,024	918	971
Health care and medical scheme costs
- current medical expenses	58	51	54
- defined benefit post-retirement medical expenses	10	10	10
Pension and provident plan costs
- defined contribution	53	48	49
- defined benefit pension plans	—	15	14
Retrenchment costs	92	16	15
Share-based payment expense (note 10)	33	37	33
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	1,270	1,095	1,146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    Share-based payments

	US Dollars
Figures in millions	2017	2016	2015
Equity-settled share incentive schemes
Bonus Share Plan (BSP)	26	26	22
Long Term Incentive Plan (LTIP)	(1)	7	11
Other	1	1	—
	26	34	33
Cash-settled share incentive scheme
Cash-settled Long Term Incentive Plan (CSLTIP)	7	3	—
Total share-based payment expense (note 9)	33	37	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    Share-based payments (continued)

Equity-settled incentive schemes

Equity schemes include the Bonus Share Plan (BSP), Long Term Incentive Plan (LTIP), Share Retention Bonus Scheme (RB) and the Co-Investment Plan (CIP). There were no additional schemes introduced during 2017 and no changes to rules or practices in the existing schemes.

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2017		2016		2015
Calculated fair value	R	152.87	R	229.22	R	130.87
Vesting date 50%	1 Mar 2018		1 Mar 2017		3 Mar 2016
Vesting date 50%	1Mar 2019		1 Mar 2018		3 Mar 2017
Expiry date	1 Mar 2027		1 Mar 2026		3 Mar 2025

	Number of shares
	2017	2016	2015
Awards outstanding at beginning of year	4,198,285	4,708,799	3,305,515
Awards granted during the year	1,926,549	2,103,767	2,562,313
Awards lapsed during the year	(218,601)	(204,374)	(165,006)
Awards exercised during the year	(1,426,554)	(2,409,907)	(994,023)
Awards outstanding at end of year	4,479,679	4,198,285	4,708,799
Awards exercisable at end of year	1,904,021	1,170,849	1,687,096

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2015
Calculated fair value	R	129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

	Number of shares
	2017	2016	2015
Awards outstanding at beginning of year	4,363,330	6,028,193	3,964,362
Awards granted during the year	—	—	3,120,555
Awards lapsed during the year	(1,512,857)	(1,160,023)	(830,356)
Awards exercised during the year	(384,116)	(504,840)	(226,368)
Awards outstanding at end of year	2,466,357	4,363,330	6,028,193
Awards exercisable at end of year	455,914	320,169	445,781

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    Share-based payments (continued)

Equity-settled incentive schemes (continued)

Share Retention Bonus Scheme (RB)

Award date (unvested awards and awards vested during the year)	2013
Calculated fair value	R	226.46
Vesting date	Aug 2014
Expiry date	Aug 2017

Awards outstanding at 31 December 2017 amounted to 51,853 shares (2016: 72,038 and 2015:115,736 shares) and an amount of 20,185 shares (2016: 43,698 and 2015: 34,564 shares) were exercised during the year.

Co-Investment Plan (CIP)

	Number of shares
	2017	2016	2015
Awards outstanding at beginning of year	97,651	145,040	56,703
Awards granted during the year	112,105	47,590	125,050
Awards lapsed during the year	(62,775)	(18,570)	(6,426)
Awards exercised during the year	(51,603)	(76,409)	(30,287)
Awards outstanding at end of year	95,378	97,651	145,040

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    Share-based payments (continued)

Cash-Settled Long Term Incentive Plan (CSLTIP)

There were no changes to rules or practices within the CSLTIP scheme.

Award date (unvested awards and awards vested during the year)
	2017		2016
Closing share price at 30 December:	R	128.62	R	152.58
Vesting date	1 March 2020		1 March 2019

	Number of units
	2017	2016
Share units outstanding at beginning of year(1)	2,464,630	30,163
Share units granted during the year	2,572,437	2,537,000
Share units lapsed during the year	(507,597)	(100,490)
Share units exercised during the year	(59,852)	(2,043)
Share units outstanding at end of year	4,469,618	2,464,630

(1) Amounts include Long Term share units awarded to two employees during 2015 and 2017.

11    TAXATION

Figures in millions	US Dollars
	2017	2016	2015
South African taxation
Non-mining tax	1	1	1
Prior year (over) under provision	—	(3)	(14)
Deferred taxation
Impairment and disposal of tangible assets	(72)	—	(1)
Other temporary differences	(62)	12	(43)
Prior year under provision	15	25	—
Change in estimated deferred tax rate	31	—	(15)
	(87)	35	(72)
Foreign taxation
Normal taxation	201	246	214
Prior year over provision	(26)	(10)	(9)
Deferred taxation
Temporary differences	20	(65)	73
Prior year (over) under provision	2	(17)	5
Change in statutory tax rate	(2)	—	—
	195	154	283
	108	189	211
Tax rate reconciliation
A reconciliation of the effective tax rate in the income statement to the prevailing estimated South African corporate tax rate is set out in the following table:
	%	%	%
Effective tax rate	(172)	70	82
Disallowable items
Derivative and other commodity contracts losses and fair value gains	—	1	7
Exploration, corporate and other disallowable expenses	44	(12)	(23)
Share of associates and joint ventures’ profit (loss)	(10)	1	10
Foreign income tax allowances and rate differentials	47	(18)	(16)
Exchange variation and translation adjustments	10	8	(24)
Non-tax effective income (loss)	69	(26)	(25)
Effect of temporary differences not recognised for deferred tax assets	26	—	—
Capital allowances	—	2	4
Change in estimated deferred tax rate	31	—	6
Change in statutory tax rate	(4)	—	—
Prior year over provision	(13)	2	7
Estimated corporate tax rate	28	28	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    Taxation (continued)

Tax rates

	2017	2016	2015
South Africa
Mining tax rate – maximum statutory rate(1)	34%	34%	34%
Non-mining tax	28%	28%	28%
Foreign operations include:
Argentina	30%	30%	30%
Australia	30%	30%	30%
Brazil	34%	34%	34%
Ghana	30%	30%	30%
Guinea	30%	30%	30%
Tanzania	30%	30%	30%

(1)	The formula for determining the South African mining tax rate is:
Y = 34 - 170/X
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

Figures in millions	US Dollars
	2017	2016	2015
Analysis of unrecognised deferred tax assets
Available to be utilised against future profits
- utilisation required between one and two years	48	—	—
- utilisation required between two and five years	333	321	237
- utilisation required between five and twenty years	1,210	1,185	1,184
- utilisation in excess of twenty years	1	1	—
	1,592	1,507	1,421
At the statutory tax rates the unrecognised value of deferred tax assets are: $470m (2016: $477m; 2015: $452m), mainly relating to tax losses incurred in North America, Ghana and Colombia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12    EARNINGS (LOSS) PER ORDINARY SHARE

	2017	2016	2015
	US cents per share
Basic earnings (loss) per ordinary share	(46)	15	(20)
- Continuing operations	(46)	15	8
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($191m) (2016: $63m; 2015: $31m) and 415,440,077 (2016: 412,585,042; 2015: 409,606,858) shares being the weighted average number of ordinary shares in issue during the financial year.

- Discontinued operations	—	—	(28)
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2016: nil; 2015: ($116m)) and 415,440,077 (2016: 412,585,042; 2015: 409,606,858) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	(46)	15	(20)
- Continuing operations	(46)	15	8
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($191m) (2016: $63m; 2015: $31m) and 415,440,077 (2016: 414,706,400; 2015: 411,371,341) shares being the diluted number of ordinary shares.

- Discontinued operations	—	—	(28)
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2016: nil; 2015: $(116m)) and 415,440,077 (2016: 414,706,400; 2015: 409,606,858) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2017	2016	2015
Ordinary shares	409,265,471	407,519,542	404,747,625
Fully vested options and currently exercisable(1)	6,174,606	5,065,500	4,859,233
Weighted average number of shares	415,440,077	412,585,042	409,606,858
Dilutive potential of share options	—	2,121,358	—
Fully diluted number of ordinary shares	415,440,077	414,706,400	409,606,858

Figures in millions	US Dollars
In calculating the diluted earnings (loss) attributable to equity shareholders, the following were taken into consideration:
Profit (loss) attributable to equity shareholders	(191)	63	(85)

(1)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.    Earnings (loss) per ordinary share (continued)

	US Dollars
Figures in millions	2017	2016	2015
Headline earnings (loss)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders from continuing and discontinued operations	(191)	63	(85)
Net impairment (impairment reversal) and derecognition of assets	298	(16)	2
Net (profit) loss on disposal of assets	(8)	4	9
Special items of associates and joint ventures	—	—	3
Exchange loss on foreign currency translation reserve release	—	60	—
Taxation on items above	(72)	—	(2)
	27	111	(73)

	US Cents
Basic headline earnings (loss) per share
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $27m (2016: $111m; 2015: ($73m)) and 415,440,077 (2016: 412,585,042; 2015: 409,606,858) shares being the weighted average number of ordinary shares in issue during the year.	6	27	(18)
Diluted headline earnings (loss) per share
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $27m (2016: $111m; 2015: ($73m)) and 415,440,077 (2016: 414,706,400; 2015: 409,606,858) shares being the weighted average number of ordinary shares in issue during the year.	6	27	(18)

13.    DIVIDENDS

	US Dollars
Figures in million	2017	2016	2015
Ordinary shares
Dividend number 118 of 130 SA cents per share was declared on 21 February 2017 and paid on 7 April 2017. (10 US cents per share)	39	—	—
	39	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14    TANGIBLE ASSETS

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
US Dollars

Cost
Balance at 1 January 2015	7,238	5,369	958	35	757	88	14,445
Additions
- project capital	19	1	—	—	102	6	128
- stay-in-business capital	345	57	—	—	158	1	561
- capitalised leased assets	—	62	—	—	—	—	62
Disposals	(113)	(772)	(25)	(29)	(291)	(7)	(1,237)
Transfers and other movements(1)	(497)	(4)	—	(1)	(298)	(1)	(801)
Translation	(710)	(281)	(19)	—	(72)	(9)	(1,091)
Balance at 31 December 2015	6,282	4,432	914	5	356	78	12,067

Accumulated amortisation and impairments
Balance at 1 January 2015	5,045	3,515	893	32	79	18	9,582
Amortisation for the year	475	257	6	1	—	1	740
Impairment and derecognition of assets	4	1	—	—	—	—	5
Disposals	(113)	(727)	(25)	(29)	(49)	(6)	(949)
Transfers and other movements(1)	(458)	(346)	—	(1)	(1)	—	(806)
Translation	(465)	(82)	(12)	(1)	—	(3)	(563)
Balance at 31 December 2015	4,488	2,618	862	2	29	10	8,009
Net book value at 31 December 2015	1,794	1,814	52	3	327	68	4,058

Cost
Balance at 1 January 2016	6,282	4,432	914	5	356	78	12,067
Additions
- project capital	25	4	—	—	64	—	93
- stay-in-business capital	363	54	1	—	192	1	611
- capitalised leased assets	—	2	—	—	—	—	2
Disposals	(45)	(46)	—	—	—	—	(91)
Transfers and other movements(1)	(884)	25	—	—	(190)	—	(1,049)
Translation	202	105	4	—	28	3	342
Balance at 31 December 2016	5,943	4,576	919	5	450	82	11,975

Accumulated amortisation and impairments
Balance at 1 January 2016	4,488	2,618	862	2	29	10	8,009
Amortisation for the year	546	254	4	1	—	1	806
Impairment and derecognition of assets	1	2	—	—	—	—	3
Disposals	(43)	(43)	—	—	—	—	(86)
Transfers and other movements(1)	(964)	(70)	—	—	(3)	—	(1,037)
Translation	135	31	2	—	—	1	169
Balance at 31 December 2016	4,163	2,792	868	3	26	12	7,864
Net book value at 31 December 2016	1,780	1,784	51	2	424	70	4,111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.    Tangible assets (continued)

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
Cost
Balance at 1 January 2017	5,943	4,576	919	5	450	82	11,975
Additions
- project capital	28	3	—	—	125	—	156
- stay-in-business capital	371	37	—	—	257	—	665
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements(1)	(168)	(21)	(27)	—	(291)	1	(506)
Transfer to non-current assets and liabilities held for sale	(785)	(281)	(7)	—	(72)	(3)	(1,148)
Translation	174	88	7	—	21	3	293
Balance at 31 December 2017	5,562	4,382	892	5	490	83	11,414

Accumulated amortisation and impairments
Balance at 1 January 2017	4,163	2,792	868	3	26	12	7,864
Amortisation for the year	553	272	3	—	—	1	829
Impairment and derecognition of assets(5)	182	62	8	—	1	—	253
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements(1)	(326)	(163)	(27)	—	—	—	(516)
Transfer to non-current assets and liabilities held for sale	(685)	(169)	(4)	—	(1)	—	(859)
Translation	93	22	5	—	—	2	122
Balance at 31 December 2017	3,979	2,796	853	3	26	15	7,672
Net book value at 31 December 2017	1,583	1,586	39	2	464	68	3,742

(1)	Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and derecognition of assets with a carrying value of nil.

(2)	Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $56m (2016: $58m; 2015: $61m).

(3)	Included in the amounts for land and buildings are assets held under finance leases with a net book value of $6m (2016: $7m; 2015: $7m).

(4)	Assets of $11m (2016: $12m; 2015: $8m) have been pledged as security.

(5)	Impairment and derecognition of assets include the following:

Impairment calculation assumptions as at 31 December 2017 - goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:

•
the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,240/oz (2016: $1,212/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

•	proved and probable Ore Reserve;

•	value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;

•
in determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model ("CAPM") to determine the required return on equity with risk factors consistent with the basis used in 2016. At 31 December 2017, the derived group WACC was 7.50% (real post-tax) which is 20 basis points higher than in 2016 of 7.30%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;

•	foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;

•	cash flows used in impairment calculations are based on life of mine plans which range from 2 years to 42 years; and

•	variable operating cash flows are increased at local Consumer Price Index rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.    Tangible assets (continued)

Impairments and derecognitions of tangible assets

For the year ended 31 December 2017, the following impairments and derecognitions of tangible assets were recognised:

Figures in millions	US Dollars
TauTona	79
Kopanang	35
Surface Operations	9
Moab Khotsong	112
Mponeng	2
First Uranium	13
Other	3
253

Impairment of cash generating units

The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

During June 2017, due to a change in mine plans to restructure the South African operations, Kopanang mine, TauTona mine including Savuka section and the West Gold Plant section of the Surface operations in South Africa were fully impaired as they were not expected to generate future economic benefits.

On 19 October 2017, AngloGold Ashanti announced the sale of various assets in the Vaal River Region including the Moab Khotsong Mine and related assets (Moab) to Harmony Gold Mining Company Limited for a cash consideration of US$300m. Moab was accordingly transferred to held for sale and written down to the fair value less cost to sell. Refer note 23 - Non-current assets and liabilities held for sale.

In a separate announcement on 19 October 2017, AngloGold Ashanti announced the sale of its Kopanang Mine, the West Gold Plant and related infrastructure to Heaven-Sent SA Sunshine Investment Company Limited for a cash consideration of R100m. Kopanang Mine was accordingly transferred to held for sale and written down to the fair value less cost to sell. Refer note 23 - Non-current assets and liabilities held for sale.

15    INTANGIBLE ASSETS

Figures in millions	Goodwill	Software and licences	Royalty tax rate concession and other	Total
US Dollars
Cost
Balance at 1 January 2015	400	152	60	612
Additions	—	3	—	3
Disposals	—	(9)	—	(9)
Transfers and other movements(1)	—	(10)	—	(10)
Translation	(20)	(18)	—	(38)
Balance at 31 December 2015	380	118	60	558
Accumulated amortisation and impairments
Balance at 1 January 2015	258	82	47	387
Amortisation for the year		37	3	40
Disposals	—	(7)	—	(7)
Transfers and other movements(1)	—	(7)	—	(7)
Translation	(4)	(12)	—	(16)
Balance at 31 December 2015	254	93	50	397
Net book value at 31 December 2015	126	25	10	161

Cost
Balance at 1 January 2016	380	118	60	558
Additions	—	5	—	5
Transfers and other movements(1)	—	(4)	—	(4)
Translation	(1)	6	—	5
Balance at 31 December 2016	379	125	60	564

Accumulated amortisation and impairments
Balance at 1 January 2016	254	93	50	397
Amortisation for the year		16	4	20
Transfers and other movements(1)	—	(3)	—	(3)
Translation	(1)	6	—	5
Balance at 31 December 2016	253	112	54	419
Net book value at 31 December 2016	126	13	6	145

Cost
Balance at 1 January 2017	379	125	60	564
Additions	—	1	—	1
Transfer to non-current assets and liabilities held for sale	—	(17)	—	(17)
Transfers and other movements(1)	(263)	(1)	—	(264)
Translation	11	4	—	15
Balance at 31 December 2017	127	112	60	299
Accumulated amortisation and impairments

Balance at 1 January 2017	253	112	54	419
Amortisation for the year		3	3	6
Impairment	9	—	—	9
Transfer to non-current assets and liabilities held for sale	—	(15)	—	(15)
Transfers and other movements(1)	(263)	(1)	—	(264)
Translation	1	5	—	6
Balance at 31 December 2017	—	104	57	161
Net book value at 31 December 2017	127	8	3	138

(1)	Transfers and other movements include amounts from asset reclassifications and amounts written off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    Intangible assets (continued)

Impairment calculation assumptions for goodwill
Based on an analysis carried out by the group in 2017, the carrying value and value in use of cash generating units (CGUs) with goodwill that were most sensitive is:

	2017
	US Dollars
Figures in millions	Carrying Value	Value in use
AngloGold Ashanti Australia Limited - Sunrise Dam	233	402

As at 31 December 2017, the recoverable amount of AngloGold Ashanti Australia Limited - Sunrise Dam exceeded its carrying amount by $169m. The AngloGold Ashanti Australia Limited Sunrise Dam CGU had $119m goodwill at that date.

It is estimated that a decrease of the long term real gold price of $1,240/oz by 7%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

	US Dollars
Figures in millions	2017	2016	2015
- Sunrise Dam	119	110	111
- First Uranium (Pty) Limited (1)	—	8	7
- Serra Grande	8	8	8
(note 2)	127	126	126
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
- Sunrise Dam(2)	8.3%	8.8%	7.9%

(1)
Goodwill has been allocated to its respective CGU's where it is tested for impairment as part of the CGU . The group reviews and tests the carrying value of goodwill on an annual basis for impairment. Following the impairment review, goodwill to the value of $9m at First Uranium (Pty) Ltd was impaired utilising a real pre-tax discount rate of 9.23% during 2017. The discount rates for 2017 were determined on a basis consistent with the 2016 and 2015 discount rates. The value in use recoverable amount of First Uranium (Pty) Ltd is $317m (2016: $336m; 2015: $304m).

(2)	The value in use of the CGU is $402m in 2017 (2016: $487m; 2015: $504m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16    Material partly-owned subsidiaries

Name	Non-controlling interest holding			Country of incorporation and operation
	2017	2016	2015
Cerro Vanguardia S.A. (CVSA)	7.5%	7.5%	7.5%	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15%	15%	15%	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

	US Dollars
Figures in millions	2017	2016	2015
Profit allocated to material non-controlling interest
CVSA	7	6	4
Siguiri	13	11	8
Accumulated balances of material non-controlling interests
CVSA	13	15	15
Siguiri	32	28	26

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of profit or loss for 2017
Revenue	517	489
Profit (loss) for the year	96	88
Total comprehensive income (loss) for the year, net of tax	96	88
Attributable to non-controlling interests	7	13
Dividends paid to non-controlling interests	(9)	(10)

Statement of profit or loss for 2016
Revenue	472	367
Profit (loss) for the year	81	74
Total comprehensive income (loss) for the year, net of tax	81	74
Attributable to non-controlling interests	6	11
Dividends paid to non-controlling interests	(6)	(9)

Statement of profit or loss for 2015
Revenue	399	350
Profit (loss) for the year	57	50
Total comprehensive income (loss) for the year, net of tax	57	50
Attributable to non-controlling interests	4	8
Dividends paid to non-controlling interests	—	(4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16    Material partly-owned subsidiaries (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of financial position as at 31 December 2017
Non-current assets	193	206
Current assets	171	189
Non-current liabilities	(103)	(101)
Current liabilities	(84)	(82)
Total equity	177	212

Statement of financial position as at 31 December 2016
Non-current assets	241	174
Current assets	177	178
Non-current liabilities	(108)	(79)
Current liabilities	(107)	(85)
Total equity	203	188

Statement of financial position as at 31 December 2015
Non-current assets	245	151
Current assets	182	158
Non-current liabilities	(114)	(79)
Current liabilities	(109)	(55)
Total equity	204	175

Statement of cash flows for the year ended 31 December 2017
Cash inflow (outflow) from operating activities	189	152
Cash inflow (outflow) from investing activities	(55)	(82)
Cash inflow (outflow) from financing activities	(118)	(58)
Net increase (decrease) in cash and cash equivalents	16	12

Statement of cash flows for the year ended 31 December 2016
Cash inflow (outflow) from operating activities	110	120
Cash inflow (outflow) from investing activities	(57)	(59)
Cash inflow (outflow) from financing activities	(97)	(53)
Net increase (decrease) in cash and cash equivalents	(44)	8

Statement of cash flows for the year ended 31 December 2015
Cash inflow (outflow) from operating activities	98	76
Cash inflow (outflow) from investing activities	(60)	(29)
Cash inflow (outflow) from financing activities	3	(36)
Net increase (decrease) in cash and cash equivalents	41	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	US Dollars
Figures in millions	2017	2016	2015
Carrying value
Investments in associates	36	20	34
Investments in joint ventures	1,471	1,428	1,431
	1,507	1,448	1,465

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.
Summarised financial information of immaterial associates is as follows:

	US Dollars
Figures in millions	2017	2016	2015
Aggregate statement of profit or loss for associates (attributable)
Revenue	21	30	53
Operating costs and expenses	(11)	(38)	(45)
Taxation	2	(1)	4
Profit (loss) for the year	12	(9)	12
Total comprehensive profit (loss) for the year, net of tax	12	(9)	12
Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2017	2016	2015
Kibali Goldmines S.A..(1)	45	45	45	Exploration and mine development	The Democratic Republic of the Congo

(1)	AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

	US Dollars
Figures in millions	2017	2016	2015

Carrying value of joint ventures
Kibali	1,423	1,400	1,406
Immaterial joint ventures	48	28	25
	1,471	1,428	1,431
Reversal (impairment) of investments in joint ventures
Sadiola (note 8)	2	11	12

	US Dollars
Figures in millions	2017	2016	2015

The cumulative unrecognised share of losses of the joint ventures:
Sadiola	—	—	10
Morila	7	9	—
Yatela	2	3	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17    Investments in associates and joint ventures (continued)

Summarised financial information of joint ventures is as follows (not attributable):

	US Dollars
	Kibali
Figures in millions	2017	2016	2015

Statement of profit or loss
Revenue	755	709	747
Other operating costs and expenses	(530)	(471)	(398)
Amortisation of tangible and intangible assets	(264)	(211)	(193)
Finance costs and unwinding of obligations	(5)	(5)	(5)
Interest received	4	5	5
Taxation	54	23	(18)
Profit for the year	14	50	138
Other comprehensive income for the year, net of tax	—	—	3
Total comprehensive income for the year, net of tax	14	50	141
Dividends received from joint venture (attributable)	—	30	35

	US Dollars
	Kibali
Figures in millions	2017	2016	2015

Statement of financial position
Non-current assets	2,834	2,805	2,754
Current assets	166	179	259
Cash and cash equivalents	3	19	22
Total assets	3,003	3,003	3,035

Non-current financial liabilities	41	47	52
Other non-current liabilities	23	32	57
Current financial liabilities	7	10	10
Other current liabilities	107	133	125
Total liabilities	178	222	244

Net assets	2,825	2,781	2,791
Group’s share of net assets	1,413	1,391	1,396
Other	10	9	10
Carrying amount of interest in joint venture	1,423	1,400	1,406

	US Dollars
Figures in millions	2017	2016	2015

Aggregate statement of profit (loss) for immaterial joint ventures (attributable)
Revenue	113	114	138
Other operating costs and expenses	(94)	(95)	(102)
Amortisation of tangible and intangible assets	(16)	(18)	(21)
Taxation	(2)	(3)	(7)
Profit (loss) for the year	1	(2)	8
Total comprehensive income (loss) for the year, net of tax	1	(2)	8

18    OTHER INVESTMENTS

	US Dollars
Figures in millions	2017	2016	2015

Non-current investments

Listed investments (1)

Available-for-sale
Balance at beginning of year	46	29	47
Additions	9	8	8
Disposals	(1)	(1)	(3)
Fair value adjustments	19	7	(7)
Impairments	(3)	—	(9)
Translation	3	3	(7)
Balance at end of year	73	46	29
The available-for-sale non-current investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)	7	9	2
Corvus Gold Corporation	25	7	4
Various listed investments held by Environmental Rehabilitation Trust Fund	22	18	17
Pure Gold Mining	11	8	1
Orinoco Gold Limited	4	—	—
Other	4	4	5
	73	46	29
(1) The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18    Other investments (continued)

	US Dollars
Figures in millions	2017	2016	2015

Non-current investments (continued)

Listed investments (continued)

Held-to-maturity	4	6	5

The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by Ashburton Investments.
The fair value of bonds held-to-maturity is $6m (2016: $8m; 2015: $6m) and has a sensitivity of less than $1m (2016: less than $1m; 2015: less than $1m) for a 1% change in interest rates.
Current investments
Listed investments - available for sale	7	5	1

Book value of listed investments	84	57	35

Non-current assets
Unlisted investments

Balance at beginning of year	73	57	72
Additions	81	66	77
Maturities	(73)	(58)	(74)
Transfer to non-current assets and liabilities held for sale	(32)	—	—
Accrued interest	—	1	—
Translation	5	7	(18)
Balance at end of year	54	73	57
The unlisted investments include:
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by Ashburton Investments	53	69	55
Other	1	4	2
	54	73	57

Book value of unlisted investments	54	73	57

Total book value of other investments (note 34)	138	130	92

The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on either the Toronto Stock Exchange or the JSE.

19    INVENTORIES

	US Dollars
Figures in millions	2017	2016	2015
Non-current
Raw materials - ore stockpiles	100	84	90

Current
Raw materials
- ore stockpiles	261	233	232
- heap-leach inventory	5	3	6
Work in progress
- metals in process	58	77	65
Finished goods
- gold doré/bullion	59	60	28
- by-products	5	4	5
Total metal inventories	388	377	336
Mine operating supplies	295	295	310
	683	672	646
Total inventories(1)	783	756	736

(1)
The amount of the write-down of ore stockpiles, metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense during the year in special items or cost of sales is $17m (2016: $30m; 2015: $30m).

20    TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	US Dollars
Figures in millions	2017	2016	2015
Non-current
Prepayments	17	9	9
Recoverable tax, rebates, levies and duties	50	25	4
	67	34	13

Current
Trade and loan receivables	27	35	34
Prepayments	62	85	37
Recoverable tax, rebates, levies and duties	127	124	117
Other receivables	6	11	8
	222	255	196

Total trade, other receivables and other assets	289	289	209

Current trade and loan receivables are generally on terms less than 90 days.

At 31 December 2017 trade receivables of $2m have been pledged as security.

There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Continental Africa segment. These values are summarised as follows:

Recoverable value added tax	106	61	66
Recoverable fuel duties	38	39	28
Appeal deposits	10	8	1

21    CASH RESTRICTED FOR USE

	US Dollars
Figures in millions	2017	2016	2015
Non-current
Cash balances held by Environmental Rehabilitation Trust Funds and other	37	36	37

Current
Cash restricted by prudential solvency requirements and other	18	16	19
Cash balances held by the Tropicana joint venture	10	3	4
	28	19	23
Total cash restricted for use (note 34)	65	55	60
22    CASH AND CASH EQUIVALENTS

	US Dollars
Figures in millions	2017	2016	2015

Cash and deposits on call	170	167	344
Money market instruments	35	48	140
Total cash and cash equivalents (note 34 and note 35)	205	215	484

23    NON-CURRENT ASSETS AND LIABILITIES HELD FOR SALE

Kopanang gold mine, West Gold Plant and related infrastructure (Kopanang Sale Assets)
The Kopanang gold mine is situated approximately 170 kilometres southwest of Johannesburg. It is included in the South Africa reporting segment. Kopanang gold mine was previously recognised as a combination of tangible assets, current assets, current and long term liabilities. On 19 October 2017, AngloGold Ashanti Limited announced that it has entered into an agreement to dispose of the Kopanang Sale Assets to Heaven‐Sent SA Sunshine Investment Company Limited (HSC), a Chinese capital management company headquartered in Hong Kong. The purchase consideration will be settled on the Closing Date by a payment of R100 million in cash and the transfer of certain gold bearing rock dumps from a subsidiary of HSC, namely Village Main Reef Limited to AngloGold Ashanti. Kopanang mine is a single shaft system, which produces gold as its primary output. In 2017, Kopanang mine produced 91,000 ounces of gold (2016: 91,000 ounces).

Moab Khotsong gold mine and related infrastructure, Nufcor and Margaret Water Company (Moab Sale Assets)
The Moab Khotsong gold mine is situated about 180 kilometres southwest of Johannesburg. It is included in the South Africa reporting segment. Moab Khotsong gold mine was previously recognised as a combination of tangible assets, current assets, current and long term liabilities. On 19 October 2017, AngloGold Ashanti Limited announced that it has entered into a sale and purchase agreement, to dispose of various assets (Moab Sale Assets) situated in the Vaal River area of South Africa to Harmony Gold Mining Company Limited for a cash consideration of US$300 million.

The assets and related interests to be sold include the following:
· The Moab Khotsong mine (which incorporates the Great Noligwa mine) and related infrastructure;
· AngloGold Ashanti’s entire interest in Nuclear Fuels Corporation of South Africa Proprietary Limited; and
· AngloGold Ashanti’s entire interest in Margaret Water Company NPC.
Moab Khotsong is an underground mine which produced 294,000 ounces in 2017 (2016: 280,000 ounces).
Subsequent to year end the conditions precedent were fulfilled. Refer note 36.
The carrying amount of major classes of assets and liabilities includes:

	US Dollars
	2017
Figures in millions	Moab Sale Assets	Kopanang Sale Assets	Total
Tangible assets(1)	277	12	289
Intangible assets	2	—	2
Inventories	16	5	21
Other investments	31	5	36
Non-current assets held for sale (note 2)	326	22	348
Environmental and rehabilitation provisions	20	9	29
Provision for pension and post-retirement benefits	1	—	1
Trade, other payables and deferred income	10	5	15
Deferred taxation	81	—	81
Non-current liabilities held for sale	112	14	126

Net non-current assets held for sale	214	8	222

(1) Includes impairments of $35m subsequent to being transferred to held for sale.

24    SHARE CAPITAL AND PREMIUM

	US Dollars
Figures in millions	2017	2016	2015

Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cent each	—	—	—
30,000,000 C redeemable preference shares of no par value	—	—	—
	23	23	23
Issued and fully paid
410,054,615 (2016: 408,223,760; 2015: 405,265,315) ordinary shares of 25 SA cents each	16	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	16	16	16
Treasury shares held within the group:
2,778,896 A and B redeemable preference shares	—	—	—
	16	16	16
Share premium
Balance at beginning of year	7,145	7,103	7,078
Ordinary shares issued	26	42	25
	7,171	7,145	7,103
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of year	7,118	7,092	7,050
Share capital and premium	7,134	7,108	7,066

The rights and restrictions applicable to the A and B redeemable preference shares were unchanged during 2017. The C redeemable preference shares have no par value but have the same rights as the B preference shares except that the C preference shares rank after the B preference shares (but prior to the A preference shares) as regards the payment of dividends, redemption proceeds and payment on winding up of the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25    BORROWINGS

	US Dollars
Figures in millions	2017	2016	2015

Non-current

Unsecured
Debt carried at fair value
$1.25bn bonds - issued July 2013	—	—	498
On 1 August 2016, the remaining portion of the bonds were settled.
Debt carried at amortised cost
Rated bonds - issued July 2012	759	758	756
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010	1,001	1,000	999
Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

Syndicated revolving credit facility ($1bn)	32	45	194
Semi-annual interest paid at LIBOR plus 1.5% per annum. The applicable margin is subject to a ratings grid. The facility was issued on 17 July 2014 and is available until 17 July 2019. The facility is US dollar-based.

Syndicated revolving credit facility (A$500m)	163	168	96
Interest charged at BBSY plus 2% per annum. The applicable margin is subject to a ratings grid. The loan is repayable in July 2019 and is Australian dollar-based.
Syndicated loan facility (R1.5bn)	—	88	65
The facility was issued on 3 December 2013 and was settled on 12 December 2017.
Syndicated revolving credit facility (R2.5bn)	56	—	—
Quarterly interest paid at JIBAR plus 1.8% per annum. The facility was issued on 12 December 2017 and is available until 12 December 2020, with the option on application to extend by two years. The loan is SA rand-based.

Syndicated loan facility (R1.4bn)	81	—	—
Quarterly interest paid at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and is available until 7 July 2020. The loan is SA rand-based.
Syndicated loan facility (R1bn)	81	—	—
Quarterly interest paid at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017 and is available until 3 November 2020, with the option on application to extend by two years. The loan is SA rand-based.

Revolving Credit Facilities - $100m	16	41	—
Various loans with interest rates ranging from 6.2% to 8% above LIBOR. The facilities were issued on 23 August 2016 and are available until 23 August 2019 and are US dollar-based.
Other	1	1	1
Interest charged at various rates from 2.5% plus delta exchange rate on individual instalments per annum to 4.5% per annum. Repayments terminate in June 2023. All loans are Brazilian real-based.
The loans are subject to debt covenant arrangements for which no default event occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25    Borrowings (continued)

	US Dollars
Figures in millions	2017	2016	2015
Non-current (continued)
Secured
Finance leases
Turbine Square Two (Pty) Limited	15	15	15
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 35).

Australian Gas Pipeline	58	57	62
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

Other	5	5	2
Various loans with interest rates ranging from 2.5% to 15.5% per annum. These loans are repayable from 2016 to 2041. Some of these loans are secured by the financed assets.
Total non-current borrowings including current portion	2,268	2,178	2,688
Current portion of non-current borrowings included in current liabilities	(38)	(34)	(51)
Total non-current borrowings	2,230	2,144	2,637

Current
Current portion of non-current borrowings included above	38	34	51

Unsecured
R750m Bonds - issued December 2013	—	—	49
Total current borrowings	38	34	100

Total borrowings (notes 34 and 35)	2,268	2,178	2,737

Amounts falling due
Within one year	38	34	100
Between one and two years	219	170	64
Between two and five years	1,687	902	1,495
After five years	324	1,072	1,078
(notes 34 and 35)	2,268	2,178	2,737

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25    Borrowings (continued)

	US Dollars
Figures in millions	2017	2016	2015

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	1,807	1,844	2,447
Australian dollar	221	225	158
SA rand	237	106	130
Brazilian real	3	3	2
(notes 34 and 35)	2,268	2,178	2,737

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) - US dollar	965	950	800
Syndicated revolving credit facility (A$500m) - Australian dollar	226	191	266
Syndicated revolving credit facility (R1.5bn) - SA rand	—	21	33
Syndicated revolving credit facility (R2.5bn) - SA rand	146	—	—
Syndicated revolving credit facility (R1.4bn) - SA rand	32	102	91
FirstRand Bank Limited (R750m) - SA rand	61	37	32
Revolving credit facilities ($100m) - US dollar	85	60	—
	1,515	1,361	1,222

Changes in liabilities arising from financing activities:
Reconciliation of total borrowings:
A reconciliation of total borrowings included in the statement of financial position is set out in the following table:
Opening balance	2,178	2,737	3,721
Acquisitions and disposals - other	—	—	47
Proceeds from borrowings	815	787	421
Repayment of borrowings	(767)	(1,333)	(1,288)
Finance costs paid on borrowings	(125)	(159)	(239)
Interest charged to the income statement	130	145	213
Fair value adjustments on issued bonds	—	(9)	(66)
Translation	37	10	(72)
Closing balance	2,268	2,178	2,737

Reconciliation of finance costs paid:
A reconciliation of finance costs paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings	125	159	239
Commitment fees, environmental guarantee fees and other borrowing costs	13	13	12
Total finance costs paid	138	172	251

26    ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	US Dollars
Figures in millions	2017	2016	2015

Environmental rehabilitation obligations

Provision for decommissioning
Balance at beginning of year	279	272	296
Charge to income statement	2	—	—
Change in estimates(1)	4	(12)	5
Unwinding of decommissioning obligation	12	12	11
Transfer to non-current assets and liabilities held for sale	(20)	—	(11)
Utilised during the year	(2)	(2)	(3)
Translation	11	9	(26)
Balance at end of year	286	279	272

Provision for restoration
Balance at beginning of year	426	411	555
Charge to income statement	8	10	6
Change in estimates(1)	(17)	(2)	(40)
Unwinding of restoration obligation	10	8	10
Transfer to non-current assets and liabilities held for sale	(3)	—	(110)
Transfer to current portion	(17)	—	—
Utilised during the year	(4)	(3)	(2)
Translation	6	2	(8)
Balance at end of year	409	426	411

Other provisions(2)(3)
Balance at beginning of year	172	164	201
Charge to income statement	17	11	11
Change in estimates	15	5	24
Additions	64	—	—
Transfer (to) from trade and other payables	(6)	(2)	3
Unwinding of other provisions	1	1	1
Utilised during the year	(35)	(30)	(25)
Translation	19	23	(51)
Balance at end of year	247	172	164

Total environmental rehabilitation and other provisions	942	877	847

(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2)
Other provisions include the following significant item: Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,303/oz (2016: $1,152/oz; 2015: $1,061/oz). As at 31 December 2017, the remaining production due to Franco Nevada is 170,435oz (2016: 197,528oz; 2015: 220,447oz).

(3)	Other provisions include the provision for the silicosis class action litigation of $63m.

The undiscounted rehabilitation provision based on real cash flows is $991m (2016: $867m; 2015: $831m).

Provision for silicosis settlement

AngloGold Ashanti Limited together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. The companies requested leave to appeal to the Supreme Court of Appeal (SCA), which was granted on 13 September 2016 and was scheduled to be heard from 19 to 23 March 2018. On 10 January 2018, in response to a request from all parties involved in the appeal to the SCA in respect of the silicosis and tuberculosis class action litigation, the Registrar of the SCA postponed the hearing date of the appeal until further notice.

A gold mining industry working group consisting of African Rainbow Minerals Limited, Anglo American South Africa Limited, AngloGold Ashanti Limited, Gold Fields Limited, Sibanye Stilllwater Limited and Harmony Gold Mining Company Limited (collectively the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. Essentially, the working group is seeking a comprehensive and sustainable solution which deals with both legacy compensation issues and future legal frameworks which, while being fair to employees, also ensures the future sustainability of companies in the industry. The working group has engaged all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits

26    ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS (continued)

against the companies. The working group believes that achieving a comprehensive settlement which is fair to past, present and future employees and sustainable for the sector is preferable to protracted litigation.

The facts of the matter have previously been disclosed as a contingent liability as an amount could not be reliably determined. As a result of the progress made by the working group and the status of negotiations with affected stakeholders, management is now in a position to reasonably estimate AngloGold Ashanti's share of a possible settlement of the class action claims and related costs within an acceptable range.

A pre-tax charge of US$63 million has been recognised in special items for the year ended 31 December 2017. Going forward, annual charges in the provision are expected to consist of the time value of money (recognised as a finance cost) and changes in estimates in special items. The expected contributions (cash flows) to the vehicle that will manage the settlement process have been discounted over the expected period of contributions. The contributions are expected to be settled by cash flows from the group's South African operations and will occur over a number of years.

The assumptions that were made in the determination of the provision amount include: silicosis prevalence rates; estimated settlement per claimant; benefit take-up rates and disease progression rates.

A discount rate of 8% was used, based on government bonds with similar terms to the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27    Provision for pension and post-retirement benefits

	US Dollars
Figures in millions	2017	2016	2015

Defined benefit plans
The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund	—	—	(18)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	114	109	97
Other defined benefit plans	8	9	10
Sub-total	122	118	89
Transferred to other non-current assets
- AngloGold Ashanti Limited Pension Fund	—	—	18
	122	118	107
Other defined benefit plans include the following:
-Obuasi Mines Staff Pension Scheme	6	6	7
- Retiree Medical Plan for North American employees	1	2	2
- Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	1	1	1
	8	9	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27    Provision for pension and post-retirement benefits

Figures in millions	2017	2016	2015
	US Dollars
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2017.

Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year	109	97	135
Interest cost	10	10	10
Benefits paid	(9)	(8)	(9)
Actuarial (gain) loss	(8)	(2)	(7)
Translation	13	12	(32)
Balance at end of year	115	109	97
Less: transfer to non-current assets and liabilities held for sale	(1)	—	—
Net amount recognised(1)	114	109	97
(1) The obligation for post-retirement medical is unfunded.
Components of net periodic benefit cost
Interest cost	10	10	10
Net periodic benefit cost	10	10	10
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate	9.29%	9.31%	10.10%
Expected increase in health care costs	7.75%	8.30%	9.10%

Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year	7.75%	8.30%	9.10%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.75%	8.30%	9.10%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost – 1% point increase	1	1	1
Effect on post-retirement benefit obligation – 1% point increase	10	10	9
Effect on total service and interest cost – 1% point decrease	(1)	(1)	(1)
Effect on post-retirement benefit obligation – 1% point decrease	(8)	(9)	(8)

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $10m to the post-retirement medical plan in 2018.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2018	10
2019	10
2020	10
2021	11
2022	11
Thereafter	62

28    DEFERRED TAXATION

	US Dollars
Figures in millions	2017	2016	2015

Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets	604	730	743
Inventories	33	31	35
Other	15	10	14
	652	771	792
Assets
Provisions	229	245	242
Tax losses	60	31	34
Other	4	3	3
	293	279	279
Net deferred taxation liability	359	492	513
Included in the statement of financial position as follows:
Deferred tax assets	4	4	1
Deferred tax liabilities	363	496	514
Net deferred taxation liability	359	492	513
The movement on the deferred tax balance is as follows:
Balance at beginning of year	492	513	440
Taxation of items included in income statement	(68)	(45)	140
Taxation on items included in other comprehensive income	(6)	2	2
Transfer to non-current assets and liabilities held for sale	(73)	—	—
Translation	14	22	(69)
Balance at end of year	359	492	513
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $384m (2016: $366m; 2015: $357m).

29    TRADE, OTHER PAYABLES AND DEFERRED INCOME

	US Dollars
Figures in millions	2017	2016	2015

Non-current	3	4	5
Current
Trade payables	358	381	306
Accruals and deferred income	193	206	187
Short-term provisions	22	—	—
Accruals for retrenchment costs	35	—	—
Other payables	30	28	23
	638	615	516
Total trade, other payables and deferred income	641	619	521
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
30    TAXATION

	US Dollars
Figures in millions	2017	2016	2015

Balance at beginning of year	97	64	41
Refunds during the year	14	12	21
Payments during the year	(174)	(165)	(184)
Taxation of items included in the income statement	190	234	192
Offset of VAT and other taxes	(78)	(47)	—
Translation	1	(1)	(6)
Balance at end of year	50	97	64
Included in the statement of financial position as follows:
Taxation asset included in trade and other receivables	(3)	(14)	(27)
Taxation liability	53	111	91
	50	97	64

31    CASH GENERATED FROM OPERATIONS

	US Dollars
Figures in millions	2017	2016	2015

Profit (loss) before taxation	(63)	269	257
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(10)	(19)	7
Amortisation of tangible assets (note 4)	817	789	737
Finance costs and unwinding of obligations (note 7)	169	180	245
Environmental, rehabilitation and other expenditure	(30)	(13)	(56)
Special items	394	44	60
Amortisation of intangible assets (notes 4 and 15)	6	20	40
Fair value adjustment on issued bonds	—	(9)	(66)
Interest received (note 3)	(15)	(22)	(28)
Share of associates and joint ventures’ (profit) loss (note 8)	(22)	(11)	(88)
Exchange loss on foreign currency reserve release	—	60	—
Other non-cash movements	61	90	53
Movements in working capital	(156)	(76)	89
	1,151	1,302	1,250
Movements in working capital:
(Increase) decrease in inventories	(67)	(48)	99
(Increase) decrease in trade, other receivables and other assets	(86)	(131)	108
Increase (decrease) in trade, other payables and deferred income	(3)	103	(118)
	(156)	(76)	89

32    RELATED PARTIES

	US Dollars
Figures in millions	2017	2016	2015

Material related party transactions were as follows (not attributable):

Sales and services rendered to related parties
Joint ventures	12	16	6

Purchases and services acquired from related parties
Associates	16	15	8
Joint ventures	3	6	—

Outstanding balances arising from sale of goods and services due by related parties
Associates	7	—	—
Joint ventures	2	8	—
Amounts owed to/due by related parties above are unsecured and non-interest bearing.
Loans advanced to joint ventures and associates

Rand Refinery (Pty) Limited
During the year the loan was converted to preference shares. There are no fixed repayment terms. The loan had accrued interest at JIBAR plus 3.5%	—	20	27
Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 17)

Executive contracts
All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s short-term incentive scheme, the Bonus Share Plan (BSP) and the Long Term Incentive Plan (LTIP). All recently updated Executive Committee contracts include details on participation in the Co-Investment Plan (CIP).

South African executives have an off-shore retainer which is detailed under a separate contract. This reflects the percentage of their time focused on offshore business requirements. The offshore pay has been increased to a maximum cap of 40% of base pay due to a review of the amount of time spent outside South Africa on the offshore responsibilities of each executive team member. Where practical the offshore portion is now pensionable.

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

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2017 were as follows:

Executive Committee member	Notice Period	Change of control
CEO	12 months	12 months
CFO	6 months	6 months
EXCO	6 months	6 months

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32.    Related parties (continued)

Directors and other key management personnel

Executive Directors’ and Prescribed Officers’ remuneration

	Salary(1)	Performance related payments(2)	Pension scheme benefits	Other benefits and encashed leave(3)	Subtotal	Pre-tax gain on share options	Total	Total	Total	Total
							SA Rands	US Dollars(4)	US Dollars(4)	US Dollars(4)
Figures in thousands	2017								2016	2015
Executive Directors
S Venkatakrishnan	13,318	8,382	3,296	3,388	28,384	—	28,384	2,134	1,832	1,905
KC Ramon	8,423	4,607	727	1,627	15,384	—	15,384	1,157	947	1,024
	21,741	12,989	4,023	5,015	43,768	—	43,768	3,291	2,779	2,929
Prescribed Officers
CE Carter(5)	9,408	4,411	1,330	1,717	16,866	8,238	25,104	1,887	1,535	1,906
GJ Ehm	8,778	4,116	306	1,489	14,689	4,588	19,277	1,449	1,693	1,404
L Eybers(6)	7,400	3,691	327	2,570	13,988	—	13,988	1,051	—	—
DC Noko	6,767	3,173	644	1,888	12,472	—	12,472	938	961	976
ME Sanz Perez	6,737	3,159	795	1,078	11,769	—	11,769	885	1,640	823
CB Sheppard	7,154	3,354	681	272	11,461	—	11,461	862	721	511
TR Sibisi	5,786	2,886	703	77	9,452	—	9,452	711	541	—
Retired prescribed officers	8,189	—	2,887	22,601	33,677	29,281	62,958	4,733	5,978	4,719
	60,219	24,790	7,673	31,692	124,374	42,107	166,481	12,516	13,069	10,339
Total Executive Directors’ and Prescribed Officers’ remuneration ZAR	81,960	37,779	11,696	36,707	168,142	42,107	210,249

Total Executive Directors’ and Prescribed Officers’ remuneration USD	6,162	2,840	879	2,760	12,641	3,166		15,807	15,848	13,268

(1)	Salaries are disclosed only for the period from or to which office is held, and include car allowances where applicable.

(2)	The performance related payments are calculated on the year’s financial results.

(3)
Includes health care, pension allowance, cash in lieu of dividends, vested CIP match awards, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(4)	Values have been converted using the average annual exchange rate for 2017: R13.3014:$1 (2016: R14.6812:$1; 2015: R12.7719: $1).

(5)	Benefits for 2017 for CE Carter include a dependent’s scholarship award of $2,500.

(6)	L Eybers was appointed prescribed officer with effect from 22 February 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    Related parties (continued)
Directors and other key management personnel (continued)

Number of options and awards granted

	Balance at 1 January 2017	Granted during 2017	Exercised during 2017	Lapsed during 2017		Balance as at 31 December 2017 (1)	Vested balance at 31 December 2017
Executive Directors
S Venkatakrishnan	689,087	72,118	—	89,553		671,652	343,678
KC Ramon	211,785	42,878	—	37,099		217,564	44,887
Total Executive Directors	900,872	114,996	—	126,652		889,216	388,565
Prescribed Officers
CE Carter	250,386	38,600	58,260	51,426		179,300	—
GJ Ehm	331,354	33,580	31,172	59,637		274,125	105,508
L Eybers	58,563	18,101	—	11,179		65,485	17,280
DC Noko	244,592	27,626	—	40,299		231,919	100,410
ME Sanz Perez	205,213	29,398	—	42,538		192,073	59,244
CB Sheppard	27,552	29,205	—	—		56,757	5,076
TR Sibisi	—	23,621	—	—		23,621	—
Retired prescribed officer	475,616	—	214,256	261,360		—	—
Total Prescribed Officers	1,593,276	200,131	303,688	466,439		1,023,280	287,518
Other	6,139,505	1,611,422	1,527,167	1,138,367	—	5,085,393	1,735,705
Total share incentive scheme	8,633,653	1,926,549	1,830,855	1,731,458		6,997,889	2,411,788

(1)	The latest expiry date of all options/awards granted and outstanding at 31 December 2017 is 1 March 2027 (2016: 1 March 2026; 2015: 3 March 2025).

Subsequent to year end and up to 16 March 2018, options/awards exercised by Executive Directors and Prescribed Officers, are for Charles Carter who exercised 87,852 awards for a pre-tax gain of $723,854 and Graham Ehm who exercised 46,316 awards for a pre-tax gain of $392,431.

Awards granted since 2005 have been granted at no cost to participants.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Number of CSLTIP awards granted:

	Balance at 1 January 2017	Granted during 2017	Exercised during 2017	Lapsed during 2017	Balance as at 31 December 2017
Executive Directors
S Venkatakrishnan	120,000	174,872	—	—	294,872
KC Ramon	120,000	110,595	—	—	230,595
Total Executive Directors	240,000	285,467	—	—	525,467
Prescribed Officers
CE Carter	120,000	110,595	—	—	230,595
GJ Ehm	120,000	110,595	—	—	230,595
L Eybers	20,000	97,535	—	—	117,535
DC Noko	120,000	88,850	—	—	208,850
ME Sanz Perez	120,000	88,463	—	—	208,463
CB Sheppard	120,000	93,928	—	—	213,928
TR Sibisi	120,000	75,971	—	—	195,971
Retired prescribed officer	120,000	—	17,497	102,503	—
Total Prescribed Officers	860,000	665,937	17,497	102,503	1,405,937
Other	1,364,630	1,621,033	42,355	405,094	2,538,214
Total share incentive scheme	2,464,630	2,572,437	59,852	507,597	4,469,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    Related parties (continued)
Directors and other key management personnel (continued)

Awards granted in respect of the previous year’s financial results:

	Total(1)	Total
	2017	2016
Executive Directors
S Venkatakrishnan	72,118	49,962
KC Ramon	42,878	30,323
	114,996	80,285
Prescribed Officers
CE Carter	38,600	36,666
GJ Ehm	33,580	31,602
L Eybers	18,101	—
DC Noko	27,626	20,080
ME Sanz Perez	29,398	19,992
CB Sheppard	29,205	10,152
TR Sibisi	23,621	—
Retired prescribed officer	—	63,828
	200,131	182,320
Total awards to executive management	315,127	262,605

(1)	Relates to the BSP 17 awards that were issued prior to the Annual General Meeting on 16 May 2017.
Non-Executive Director remuneration
The table below details the fees and allowances paid to Non-Executive Directors:
Non-Executive Directors’ fees and allowances

					Figures in thousands(1)	Figures in thousands(1)
	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars(1)	2017				2016	2015
SM Pityana (Chairman)	312,500	59,750	—	372,250	378	411
AH Garner	123,500	43,500	33,750	200,750	200	204
MJ Kirkwood	123,500	68,500	38,750	230,750	249	242
NP January-Bardill	123,500	56,000	—	179,500	189	189
R Gasant	123,500	58,500	—	182,000	193	195
RJ Ruston	123,500	56,000	32,500	212,000	231	226
MDC Richter	123,500	48,500	31,250	203,250	200	205
DL Hodgson	123,500	43,500	—	167,000	176	180
SV Zilwa(2)	90,000	45,000	—	135,000	—	—
Retired non-executive officer(3)	43,500	33,500	—	77,000	256	260
Total	1,310,500	512,750	136,250	1,959,500	2,072	2,112

(1)	Directors’ compensation is disclosed in US dollars.

(2)	Director joined in April 2017.

(3)	Director retired in May 2017.
Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors' fees or commitment fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    Related parties (continued)

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares (continued)

The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December, which individually did not exceed 1% of the company’s issued ordinary share capital, were:

	31 December 2017		31 December 2016		31 December 2015
	Beneficial holding		Beneficial holding		Beneficial holding
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive Directors
SM Pityana	2,990	—	2,990	—	2,000	—
MDC Richter(1)	7,300	—	7,300	—	7,300	—
DL Hodgson	1,500	—	1,500	—	1,500	—
MJ Kirkwood(1)	15,000	—	15,000	—	15,000	—
RJ Ruston(2)	—	1,000	—	1,000	—	1,000
AH Garner(1)	7,500	—	—	—	—	—
Retired director	—	—	3,000	—	3,000	—
Total	34,290	1,000	29,790	1,000	28,800	1,000
Executive Directors
S Venkatakrishnan	236,468	—	213,423	—	205,939	—
KC Ramon	28,265	—	12,334	—	3,104	—
Total	264,733	—	225,757	—	209,043	—
Company Secretary
ME Sanz Perez	13,994	16,368	7,921	12,747	10,471	8,860
Total	13,994	16,368	7,921	12,747	10,471	8,860
Prescribed Officers
CE Carter	50,800	—	43,229	—	39,560	—
GJ Ehm(2)	30,319	16,213	33,782	—	22,532	—
L Eybers	4,812	—	—	—	—	—
DC Noko	41,244	—	28,015	—	17,086	—
CB Sheppard	5,344	—	—	—	—	—
TR Sibisi	4,085	—	—	—	—	—
Retired prescribed officers	—	—	44,470	—	34,298	13,204
Total	136,604	16,213	149,496	—	113,476	13,204
Grand total	449,621	33,581	412,964	13,747	361,790	23,064

(1)	Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)

(2)	Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    Related parties (continued)

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares (continued)

Changes in Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group’s BSP and LTIP schemes, after 31 December 2017 and up to 16 March 2018 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holdings
Executive Directors
S Venkatakrishnan	6 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	11,632	Direct
		On-market sale of ordinary shares to settle tax costs	5,293	Direct
KC Ramon	26 February 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,177	Direct
	27 February 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,320	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	11,300	Direct
Company Secretary
ME Sanz Perez	27 February 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	7,656	Direct
	28 February 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,554	Direct
Prescribed Officers
CE Carter	7 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	948	Direct
GJ Ehm	5 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,500	Direct
	6 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,000	Direct
L Eybers	9 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,786	Direct
	16 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,609	Direct
D Noko	27 February 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	7,071	Direct
	9 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,165	Direct
		On-market sale of ordinary shares to settle tax costs	3,716	Direct
CB Sheppard	1 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,900	Direct
	15 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,008	Direct
		On-market sale of ordinary shares to settle tax costs	1,824	Direct
TR Sibisi	28 February 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,063	Direct
		On-market sale of ordinary shares to settle tax costs	1,394	Direct
	1 March 2018	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,160	Direct

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33    CONTRACTUAL COMMITMENTS AND CONTINGENCIES

Operating Leases

	US Dollars
Figures in millions	2017	2016	2015

Operating leases
At 31 December 2017, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:
- less than one year	45	47	34
- between one and three years	38	36	69
- between three and five years	7	5	10
	90	88	113

Operating lease charges included in profit before taxation amounts to $247m (2016: $198m; 2015: $149m).

Finance leases

The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
US Dollars million	2017		2016		2015
Less than one year	14	8	12	6	11	5
Between one and three years	27	18	25	15	22	12
Between three and five years	24	17	26	18	24	15
More than five years	54	35	63	38	76	49
Total minimum lease payments	119	78	126	77	133	81
Amounts representing finance charges	(41)	—	(49)	—	(52)	—
Present value of minimum lease payments	78	78	77	77	81	81

				US Dollars
Figures in millions				2017	2016	2015

Capital commitments
Acquisition of tangible assets
Contracted for				87	58	61
Not contracted for				113	587	856
Authorised by the directors				200	645	917
Allocated to:
Project capital
- within one year				104	252	134
- thereafter				—	255	402
				104	507	536
Stay-in-business capital
- within one year				84	135	249
- thereafter				12	3	132
				96	138	381
Share of underlying capital commitments of joint ventures included above				21	138	27
Purchase obligations
Contracted for
- within one year				274	605	529
- thereafter				424	269	88
				698	874	617

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Contractual commitments and contingencies (continued)

Purchase obligations

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

Contingencies

	US Dollars
Figures in millions	2017	2016	2015
Contingent liabilities
Litigation - Ghana(1)(2)	97	97	97
Litigation - North America (3)	—	—	—
Tax disputes - Brazil (4)	24	15	11
Tax dispute - AngloGold Ashanti Colombia S.A.(5)	150	141	128
Tax dispute - Cerro Vanguardia S.A.(6)	27	29	32
Groundwater pollution(7)	—	—	—
Deep groundwater pollution - Africa(8)	—	—	—
	298	282	268

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Contractual commitments and contingencies (continued)

Contingent liabilities

Litigation claims

(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration.

(2)
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

(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information relevant to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process.  AngloGold Ashanti believes the lawsuit is without merit and intends to vigorously defend against it. The matter is proceeding. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Tax claims

(4)
Tax disputes - AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. In December 2017, new VAT assessments of $14m were received. Collectively, the possible amount involved is approximately $24m (2016: $15m, 2015: $11m). Management is of the opinion that these taxes are not payable.

(5)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $21m (2016: $21m, 2015: $20m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $129m (2016: $120m, 2015: $108m).The Company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017 and judgement is pending.

(6)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $6m (2016: $7m, 2015: $8m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $21m (2016: $22m, 2015: $24m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Contractual commitments and contingencies (continued)

Contingent liabilities (continued)

Other

(7)
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

(8)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34    FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price (deemed to be immaterial) and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

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

Interest rate and liquidity risk

The group manages liquidity risk by ensuring that there is sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the group's short, medium and long term funding and liquidity management requirements.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 25 and 35).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    Financial risk management activities (continued)

The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2017	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Trade and other payables	615		—		—		—		615
Borrowings	137		343		1,912		695		3,087
- In USD	98	5.4	145	5.4	1,643	5.5	641	6.5	2,527
- AUD in USD equivalent	16	5.1	174	5.1	25	6.8	38	6.8	253
- ZAR in USD equivalent	23	8.9	24	8.9	244	9.1	16	15.5	307
2016
Trade and other payables	596		—		—		—		596
Borrowings	127		287		1,155		1,513		3,082
- In USD	100	5.4	100	5.4	1,023	5.5	1,449	5.5	2,672
- AUD in USD equivalent	16	5.4	89	5.3	119	6.0	43	6.8	267
- ZAR in USD equivalent	11	8.9	98	8.9	13	11.2	21	14.0	143
2015
Trade and other payables	503		—		—		—		503
Borrowings	211		216		1,912		1,581		3,920
- In USD	140	5.8	140	5.8	1,767	5.9	1,507	5.5	3,554
- AUD in USD equivalent	11	5.2	68	5.2	66	6.2	51	6.8	196
- ZAR in USD equivalent	60	8.2	8	8.1	79	8.7	23	11.8	170

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

The combined maximum credit risk exposure of the group is as follows:

	US Dollars
Figures in millions	2017	2016	2015

Other investments	58	79	61
Trade and other receivables	33	46	42
Cash restricted for use (note 21)	65	55	60
Cash and cash equivalents (note 22)	205	215	484
Total financial assets	361	395	647

Trade and other receivables, that are past due but not impaired totalled $20m (2016: $9m; 2015: $7m). Other receivables that are impaired totalled nil (2016: nil; 2015: $6m) and other investments that are impaired totalled $3m (2016: nil; 2015: nil).

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    Financial risk management activities (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group’s other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollar millions	2017		2016		2015
Financial assets
Other investments (note 18)	138	140	130	132	92	93
Financial liabilities
Borrowings (note 25)	2,268	2,377	2,178	2,203	2,737	2,425

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade and other receivables and trade and other payables
The carrying amounts approximate fair value due to their short term nature.

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

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group’s financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument
Assets measured at fair value on a recurring basis

US Dollar millions	Level 1	Level 2	Level 3	Total
	2017
Available-for-sale financial assets
Equity securities	80	—	—	80

Available-for-sale financial assets	2016
Equity securities	51	—	—	51
	2015
Available-for-sale financial assets
Equity securities	30	—	—	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    Financial risk management activities (continued)

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

In South Africa, AngloGold Ashanti has established a trust fund which has assets of ZAR 1.39bn and guarantees of ZAR 1.52bn issued by various banks, for a current carrying value of the liability of ZAR 1.15bn. In Australia, since 2014, the group has paid an amount of AUD $4m into a Mine Rehabilitation Fund for a current carrying value of the liability of AUD $113.2m. At Iduapriem the group has provided a bond comprising of a cash component of $9.8m with a further bond guarantee amounting to $35.9m issued by Ecobank Ghana Limited and Barclays Ghana Limited for a current carrying value of the liability of $44.3m. At Obuasi the group has provided a bond comprising of a cash component of $20.3m with a further bank guarantee amounting to $30m issued by Nedbank Limited for a current carrying value of the liability of $211m. In some circumstances, the group may be required to post further bonds in future years which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    Financial risk management activities (continued)

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

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2017
Financial assets
USD denominated	100	1	1
ZAR denominated(1)	150	2	—
Financial liabilities
ZAR denominated(1)	150	41	3
AUD denominated	100	3	2

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2016
Financial liabilities
ZAR denominated(1)	150	18	1
AUD denominated	100	2	1
USD denominated	100	1	1

A change of 100 basis points in financial assets results in less than a $1m change in the interest amount.

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2015
Financial assets
USD denominated	100	2	2
ZAR denominated(1)	150	5	—
BRL denominated	250	2	1
Financial liabilities
ZAR denominated(1)	150	26	2
AUD denominated	100	1	1
USD denominated	100	2	2
(1) This is the only interest rate risk for the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    Financial risk management activities (continued)

Sensitivity analysis (continued)

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
		US$ Million		US$ Million		US$ Million
	2017		2016		2015
Borrowings
ZAR denominated (R/$)	Spot (+R1.50)	(26)	Spot (+R1.50)	(10)	Spot (+R1.50)	(12)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(16)	Spot (+AUD0.1)	(15)	Spot (+AUD0.1)	(11)
ZAR denominated (R/$)	Spot (-R1.50)	33	Spot (-R1.50)	13	Spot (-R1.50)	14
AUD denominated (AUD/$)	Spot (-AUD0.1)	19	Spot (-AUD0.1)	18	Spot (-AUD0.1)	12

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

35    CAPITAL MANAGEMENT

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The capital structure of the group consists of net debt (borrowings as detailed in note 25, offset by cash and bank balances detailed in note 22) and equity of the group (comprising share capital and premium and accumulated reserves and non-controlling interests).
The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The group manages capital using various financial metrics including the ratio of net debt to Adjusted EBITDA (gearing). Both the calculation of net debt and Adjusted EBITDA are based on the formula included in the Revolving Credit Agreements. The loan covenant ratio of net debt to Adjusted EBITDA should not exceed 3.5 times. The facility also makes provision for the ability of the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facility.

The group had no major issuance of equity during the year.

AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE in April 2011. The DMTNP permits the group to access the South African debt capital market for funding required. The group has not utilised the commercial paper under its R10bn DMTNP during the current year, instead it made use of its other facilities, to provide for funding requirements of the South Africa region.

During November 2017, the group entered into a new three-year unsecured revolving credit facility of R1bn ($81m) with Standard Bank which is currently charged at a margin of 1.3% above JIBAR. This facility has the option, on application, to extend the facility by a maximum of two years.

During December 2017, the group entered into a three-year unsecured syndicated revolving credit facility of R2.5bn ($202m) with Nedbank and ABSA Bank which is currently charged at a margin of 1.8% above JIBAR. This facility has the option, on application, to extend the facility by a maximum of two years.

A full analysis of the borrowings as presented on the statement of financial position in included in note 25. In addition, the following details are also relevant to the borrowings at 31 December 2017:

•	The $750m, $700m and $300m rated bonds are fully and unconditionally guaranteed by the group;

•
The interest margin on the five-year unsecured syndicated revolving credit facility of A$500m ($390m) with a group of banks will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. This facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.

•
The R1bn, R1.4bn and R2.5bn unsecured syndicated revolving credit facilities will be used to fund the working capital and development costs associated with the group's mining operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.

Amounts are converted to US dollars at year end exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35    Capital Management (continued)

Gearing ratio (Net debt to Adjusted EBITDA)

	US Dollars
Figures in millions	2017	2016	2015

Borrowings (note 25)	2,268	2,178	2,737
Corporate office lease (note 25)	(15)	(15)	(15)
Unamortised portion of the convertible and rated bonds	18	23	21
Cumulative fair value adjustment on $1.25bn bonds	—	—	(9)
Cash restricted for use (note 21)	(65)	(55)	(60)
Cash and cash equivalents (note 22)	(205)	(215)	(484)
Net debt	2,001	1,916	2,190
The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Adjusted EBITDA
Profit (loss) before taxation	(63)	269	257
Add back:
Finance costs and unwinding of obligations (note 7)	169	180	245
Interest received (note 3)	(15)	(22)	(28)
Amortisation of tangible and intangible assets (note 4)	823	809	777
Adjustments:
Exchange loss	11	88	17
Fair value adjustment on issued bonds	—	(9)	(66)
Impairment and derecognition of assets	297	3	14
Impairment of other investments	3	—	—
Write-down of inventories	3	12	10
Retrenchments costs	90	14	14
Care and maintenance costs (note 5)	62	70	67
Net profit on disposal of assets	(8)	(4)	(1)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	(10)	(18)	7
Repurchase premium and cost on settlement of issued bonds	—	30	61
Associates and joint ventures’ special items	(2)	(11)	(9)
Associates and joint ventures’ – adjustments for amortisation, interest, taxation and other	116	137	107
Other amortisation	7	—	—
Adjusted EBITDA (as defined in the Revolving Credit Facility Agreements)	1,483	1,548	1,472
Gearing ratio (Net debt to Adjusted EBITDA)	1.35:1	1.24:1	1.49:1
Maximum debt covenant ratio allowed per agreement	3.5:1	3.5:1	3.5:1

36    RECENT DEVELOPMENTS

•
On 20 February 2018, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 70 South African cents (assuming an exchange rate of ZAR11.66/$, the gross dividend payable per ADS is equivalent to 6 US cents).

•
On 28 February 2018, the conditions precedent were fulfilled on the sale of Moab Khotsong and Kopanang Mines and the transactions were completed, with ownership of Moab Khotsong and Kopanang Mines transferring to Harmony and Heaven-Sent, respectively.

37    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). See Note 25 and Note 33. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America). The following is condensed consolidating financial information for the Company as of 31 December 2017, 2016 and 2015 and for the years ended 31 December 2017, 2016 and 2015, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Figures in millions (US dollars)	2017	2017	2017	2017	2017
Condensed consolidating income statement	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,005	3	3,535	—	4,543
Gold income	987	—	3,399	(30)	4,356
Cost of sales	(1,016)	—	(2,567)	1	(3,582)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	11	(1)	10
Gross profit (loss)	(29)	—	843	(30)	784
Corporate administration, marketing and other income (expenses)	(7)	(7)	(2)	(48)	(64)
Exploration and evaluation costs	(10)	—	(104)	—	(114)
Other operating income (expenses)	(9)	—	(79)	—	(88)
Special items	(414)	(6)	(27)	9	(438)
Operating profit (loss)	(469)	(13)	631	(69)	80
Interest received	1	3	11	—	15
Exchange gain (loss)	—	1	(12)	—	(11)
Finance costs and unwinding of obligations	(22)	(107)	(40)	—	(169)
Share of associates and joint ventures’ profit (loss)	13	—	9	—	22
Equity gain (loss) in subsidiaries	212	447	—	(659)	—
Profit (loss) before taxation	(265)	331	599	(728)	(63)
Taxation	104	—	(212)	—	(108)
Profit (loss) after taxation from continuing operations	(161)	331	387	(728)	(171)
Preferred stock dividends	(30)	—	—	30	—
Profit (loss) for the period	(191)	331	387	(698)	(171)
Allocated as follows:
Equity shareholders
- Continuing operations	(191)	331	367	(698)	(191)
Non-controlling interests
- Continuing operations	—	—	20	—	20
	(191)	331	387	(698)	(171)
Comprehensive income (loss)	(37)	365	422	(767)	(17)
Comprehensive income (loss) attributable to non-controlling interests	—	—	(20)	—	(20)
Comprehensive income (loss) attributable to AngloGold Ashanti	(37)	365	402	(767)	(37)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2016	2016	2016	2016	2016
Condensed consolidating income statement	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue	1,110	3	3,141	—	4,254
Gold income	1,108	—	3,035	(58)	4,085
Cost of sales	(958)	—	(2,305)	—	(3,263)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	18	1	19
Gross profit (loss)	150	—	748	(57)	841
Corporate administration, marketing and other income (expenses)	17	(6)	(3)	(69)	(61)
Exploration and evaluation costs	(14)	—	(119)	—	(133)
Other operating income (expenses)	(26)	2	(86)	—	(110)
Special items	54	(35)	29	(90)	(42)
Operating profit (loss)	181	(39)	569	(216)	495
Interest received	6	3	13	—	22
Exchange gain (loss)	1	(1)	(28)	(60)	(88)
Finance costs and unwinding of obligations	(18)	(131)	(31)	—	(180)
Fair value adjustment on $1.25bn bonds	—	9	—	—	9
Share of associates and joint ventures’ profit (loss)	(13)	2	30	(8)	11
Equity gain (loss) in subsidiaries	(61)	389	—	(328)	—
Profit (loss) before taxation	96	232	553	(612)	269
Taxation	(4)	—	(184)	(1)	(189)
Profit (loss) after taxation from continuing operations	92	232	369	(613)	80
Preferred stock dividends	(29)	—	(29)	58	—
Profit (loss) for the period	63	232	340	(555)	80

Allocated as follows:
Equity shareholders
- Continuing operations	63	232	323	(555)	63
Non-controlling interests
- Continuing operations	—	—	17	—	17
	63	232	340	(555)	80
Comprehensive income (loss)	250	234	388	(605)	267
Comprehensive income (loss) attributable to non-controlling interests	—	—	(17)	—	(17)
Comprehensive income (loss) attributable to AngloGold Ashanti	250	234	371	(605)	250

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2015	2015	2015		2015	2015
Condensed consolidating income statement	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)		Consolidation adjustments	Total
Revenue	1,091	2	3,081		—	4,174
Gold income	1,063	—	2,991		(39)	4,015
Cost of sales	(995)	—	(2,299)		—	(3,294)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	(7)		—	(7)
Gross profit (loss)	68	—	685		(39)	714
Corporate administration, marketing and other income (expenses)	3	(15)	(15)		(51)	(78)
Exploration and evaluation costs	(16)	—	(116)		—	(132)
Other operating income (expenses)	(17)	—	(79)		—	(96)
Special items	(132)	(436)	65		432	(71)
Operating profit (loss)	(94)	(451)	540		342	337
Interest received	6	2	20		—	28
Exchange gain (loss)	(1)	(1)	(15)		—	(17)
Finance costs and unwinding of obligations	(21)	(196)	(28)		—	(245)
Fair value adjustment on $1.25bn bonds	—	66	—		—	66
Share of associates and joint ventures’ profit (loss)	11	1	77	—	(1)	88
Equity gain (loss) in subsidiaries	(26)	140	—		(114)	—
Profit (loss) before taxation	(125)	(439)	594		227	257
Taxation	59	(1)	(269)		—	(211)
Profit (loss) after taxation from continuing operations	(66)	(440)	325		227	46
Discontinued operations
Profit (loss) from discontinued operations	—	—	(116)		—	(116)
Profit (loss) after discontinued operations	(66)	(440)	209		227	(70)
Preferred stock dividends	(19)	—	(20)		39	—
Profit (loss) for the period	(85)	(440)	189		266	(70)

Allocated as follows:
Equity shareholders
- Continuing operations	(85)	(440)	290		266	31
- Discontinued operations	—	—	(116)		—	(116)
Non-controlling interests
- Continuing operations	—	—	15		—	15
	(85)	(440)	189		266	(70)
Comprehensive income (loss)	(448)	(477)	142		350	(433)
Comprehensive income (loss) attributable to non-controlling interests	—	—	(15)		—	(15)
Comprehensive income (loss) attributable to AngloGold Ashanti	(448)	(477)	127		350	(448)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2017	2017	2017	2017	2017
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets	739	—	3,003	—	3,742
Intangible assets	1	—	139	(2)	138
Investments in associates and joint ventures	2,371	4,376	1,371	(6,611)	1,507
Other investments	2	6	125	(2)	131
Inventories	—	—	100	—	100
Trade and other receivables	—	—	67	—	67
Deferred taxation	—	—	4	—	4
Cash restricted for use	—	—	37	—	37
	3,113	4,382	4,846	(6,615)	5,726
Current assets
Other investments	—	6	1	—	7
Inventories, trade and other receivables, intergroup balances and other current assets	471	250	1,166	(982)	905
Cash restricted for use	—	1	27	—	28
Cash and cash equivalents	11	21	173	—	205
	482	278	1,367	(982)	1,145
Non-current assets held for sale	310	—	38	—	348
	792	278	1,405	(982)	1,493

Total assets	3,905	4,660	6,251	(7,597)	7,219

EQUITY AND LIABILITIES
Share capital and premium	7,134	6,172	824	(6,996)	7,134
Retained earnings (accumulated losses) and other reserves	(4,471)	(3,491)	1,619	1,872	(4,471)
Shareholders’ equity	2,663	2,681	2,443	(5,124)	2,663
Non-controlling interests	—	—	41	—	41
Total equity	2,663	2,681	2,484	(5,124)	2,704

Non-current liabilities	527	1,764	1,369	—	3,660
Current liabilities including intergroup balances	591	215	2,396	(2,473)	729
Non-current liabilities held for sale	124	—	2	—	126
Total liabilities	1,242	1,979	3,767	(2,473)	4,515
Total equity and liabilities	3,905	4,660	6,251	(7,597)	7,219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2016	2016	2016	2016	2016
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets	1,160	—	2,951	—	4,111
Intangible assets	4	—	143	(2)	145
Investments in associates and joint ventures	2,109	3,478	1,338	(5,477)	1,448
Other investments	2	3	122	(2)	125
Inventories	—	—	84	—	84
Trade and other receivables	—	—	34	—	34
Deferred taxation	—	—	4	—	4
Cash restricted for use	—	—	36	—	36
Other non-current assets	—	—	—	—	—
	3,275	3,481	4,712	(5,481)	5,987
Current assets
Other investments	—	5	—	—	5
Inventories, trade and other receivables, intergroup balances and other current assets	429	912	1,153	(1,567)	927
Cash restricted for use	—	1	18	—	19
Cash and cash equivalents	44	32	139	—	215
	473	950	1,310	(1,567)	1,166
Total assets	3,748	4,431	6,022	(7,048)	7,153
EQUITY AND LIABILITIES
Share capital and premium	7,108	6,215	824	(7,039)	7,108
Retained earnings (accumulated losses) and other reserves	(4,393)	(3,765)	702	3,063	(4,393)
Shareholders’ equity	2,715	2,450	1,526	(3,976)	2,715
Non-controlling interests	—	—	39	—	39
Total equity	2,715	2,450	1,565	(3,976)	2,754
Non-current liabilities	496	1,799	1,344	—	3,639
Current liabilities including intergroup balances	537	182	3,113	(3,072)	760
Total liabilities	1,033	1,981	4,457	(3,072)	4,399
Total equity and liabilities	3,748	4,431	6,022	(7,048)	7,153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2015	2015	2015	2015	2015
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets	1,030	—	3,028	—	4,058
Intangible assets	8	—	155	(2)	161
Investments in associates and joint ventures	2,002	3,627	1,338	(5,502)	1,465
Other investments	1	3	89	(2)	91
Inventories	—	—	90	—	90
Trade and other receivables	—	—	13	—	13
Deferred taxation	—	—	1	—	1
Cash restricted for use	—	—	37	—	37
Other non-current assets	18	—	—	—	18
	3,059	3,630	4,751	(5,506)	5,934
Current assets
Other investments	—	1	—	—	1
Inventories, trade and other receivables, intergroup balances and other current assets	401	921	1,076	(1,556)	842
Cash restricted for use	1	2	20	—	23
Cash and cash equivalents	19	222	243	—	484
	421	1,146	1,339	(1,556)	1,350
Total assets	3,480	4,776	6,090	(7,062)	7,284
EQUITY AND LIABILITIES
Share capital and premium	7,066	6,108	824	(6,932)	7,066
Retained earnings (accumulated losses) and other reserves	(4,636)	(3,903)	895	3,008	(4,636)
Shareholders’ equity	2,430	2,205	1,719	(3,924)	2,430
Non-controlling interests	—	—	37	—	37
Total equity	2,430	2,205	1,756	(3,924)	2,467
Non-current liabilities	428	2,427	1,255	—	4,110
Current liabilities including intergroup balances	622	144	3,079	(3,138)	707
Total liabilities	1,050	2,571	4,334	(3,138)	4,817
Total equity and liabilities	3,480	4,776	6,090	(7,062)	7,284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2017	2017	2017	2017	2017
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	(5)	(15)	1,168	3	1,151
Net movement in intergroup receivables and payables	10	(102)	123	(31)	—
Dividends received from joint ventures	—	6	—	—	6
Taxation refund	3	—	11	—	14
Taxation paid	—	—	(174)	—	(174)
Net cash inflow (outflow) from operating activities	8	(111)	1,128	(28)	997
Cash flows from investing activities
Capital expenditure	(143)	—	(686)	—	(829)
Expenditure on intangible assets	(1)	—	—	—	(1)
Proceeds from disposal of tangible assets	3	—	4	—	7
Other investments acquired	—	(5)	(86)	—	(91)
Proceeds from disposal of other investments	—	—	75	3	78
Investments in associates and joint ventures	—	(15)	(14)	2	(27)
Net loans repaid by (advanced to) associates and joint ventures	—	(6)	2	(2)	(6)
Reduction in investment in subsidiary	42	—	—	(42)	—
Disposal (acquisition) of subsidiaries	—	(2)	2	—	—
Decrease (increase) in cash restricted for use	—	—	(8)	—	(8)
Interest received	1	3	11	—	15
Net cash inflow (outflow) from investing activities	(98)	(25)	(700)	(39)	(862)
Cash flows from financing activities
Reduction in share capital	—	(43)	—	43	—
Proceeds from borrowings	539	155	121	—	815
Repayment of borrowings	(428)	(170)	(169)	—	(767)
Finance costs paid	(15)	(103)	(20)	—	(138)
Dividends paid	(39)	—	(19)	—	(58)
Intergroup dividends received (paid)	—	286	(286)	—	—
Net cash inflow (outflow) from financing activities	57	125	(373)	43	(148)
Net increase (decrease) in cash and cash equivalents	(33)	(11)	55	(24)	(13)
Translation	—	—	(21)	24	3
Cash and cash equivalents at beginning of year	44	32	139	—	215
Cash and cash equivalents at end of year	11	21	173	—	205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2016	2016	2016	2016	2016
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	245	(11)	1,106	(38)	1,302
Net movement in intergroup receivables and payables	(8)	169	(163)	2	—
Dividends received from joint ventures	—	37	—	—	37
Taxation refund	3	—	9	—	12
Taxation paid	(4)	—	(161)	—	(165)
Net cash inflow (outflow) from operating activities	236	195	791	(36)	1,186
Cash flows from investing activities
Capital expenditure	(171)	—	(535)	—	(706)
Expenditure on intangible assets	(2)	—	(3)	—	(5)
Proceeds from disposal of tangible assets	—	—	4	—	4
Other investments acquired	—	—	(73)	—	(73)
Proceeds from disposal of other investments	—	—	61	—	61
Investments in associates and joint ventures	—	—	(11)	—	(11)
Proceeds from disposal of associates and joint ventures	—	10	—	—	10
Net loans repaid by (advanced to) associates and joint ventures	—	(2)	(2)	—	(4)
Disposal (acquisition) of subsidiaries	(6)	(2)	2	6	—
Decrease (increase) in cash restricted for use	1	—	7	—	8
Interest received	2	—	12	—	14
Net cash inflow (outflow) from investing activities	(176)	6	(538)	6	(702)
Cash flows from financing activities
Proceeds from issue of share capital	—	6	—	(6)	—
Proceeds from borrowings	256	330	201	—	787
Repayment of borrowings	(291)	(951)	(91)	—	(1,333)
Finance costs paid	(11)	(145)	(16)	—	(172)
Bond settlement premium, RCF and bond transaction costs	—	(30)	—	—	(30)
Dividends paid	—	—	(15)	—	(15)
Intergroup dividends received (paid)	7	399	(406)	—	—
Net cash inflow (outflow) from financing activities	(39)	(391)	(327)	(6)	(763)
Net increase (decrease) in cash and cash equivalents	21	(190)	(74)	(36)	(279)
Translation	4	—	(30)	36	10
Cash and cash equivalents at beginning of year	19	222	243	—	484
Cash and cash equivalents at end of year	44	32	139	—	215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2015	2015	2015	2015	2015
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	44	(364)	1,115	455	1,250
Net movement in intergroup receivables and payables	131	1,036	(833)	(334)	—
Dividends received from joint ventures	—	57	—	—	57
Taxation refund	12	—	9	—	21
Taxation paid	(5)	(1)	(178)	—	(184)
Net cash inflow (outflow) from operating activities from continuing operations	182	728	113	121	1,144
Net cash inflow (outflow) from operating activities from discontinued operations	—	—	(5)	—	(5)
Net cash inflow (outflow) from operating activities	182	728	108	121	1,139
Cash flows from investing activities
Capital expenditure	(194)	—	(470)	—	(664)
Expenditure on intangible assets	(2)	—	(1)	—	(3)
Proceeds from disposal of tangible assets	—	—	6	—	6
Other investments acquired	—	—	(86)	—	(86)
Proceeds from disposal of other investments	1	—	80	—	81
Investments in associates and joint ventures	—	—	(11)	—	(11)
Proceeds from disposal of associates and joint ventures	1	—	—	—	1
Net loans repaid by (advanced to) associates and joint ventures	2	(5)	—	—	(3)
Net proceeds from disposal of subsidiaries and investments	—	—	812	—	812
Cash in subsidiary disposed and transfers to held for sale	—	—	(2)	—	(2)
Disposal (acquisition) of subsidiaries	—	(1)	1	—	—
Decrease (increase) in cash restricted for use	—	(2)	(15)	—	(17)
Interest received	6	3	16	—	25
Net cash inflow (outflow) from investing activities from continuing operations	(186)	(5)	330	—	139
Net cash inflow (outflow) from investing activities from discontinued operations	—	—	(59)	—	(59)
Net cash inflow (outflow) from investing activities	(186)	(5)	271	—	80
Cash flows from financing activities
Proceeds from borrowings	120	300	1	—	421
Repayment of borrowings	(127)	(1,024)	(137)	—	(1,288)
Finance costs paid	(14)	(223)	(14)	—	(251)
Bond settlement premium, RCF and bond transaction costs	—	(61)	—	—	(61)
Dividends paid	—	—	(5)	—	(5)
Intergroup dividends received (paid)	—	247	(247)	—	—
Net cash inflow (outflow) from financing activities from continuing operations	(21)	(761)	(402)	—	(1,184)
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	(2)	—	(2)
Net cash (outflow) inflow from financing activities	(21)	(761)	(404)	—	(1,186)
Net increase (decrease) in cash and cash equivalents	(25)	(38)	(25)	121	33
Translation	(8)	—	112	(121)	(17)
Cash and cash equivalents at beginning of year	52	260	156	—	468
Cash and cash equivalents at end of year	19	222	243	—	484

KIBALI (JERSEY) LIMITED
Consolidated Financial Statements for the Three Years Ended
31 December 2017

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS
For the year ended 31 December 2017

The directors of the Company are required by the Companies (Jersey) Law 1991 to prepare financial statements for each financial period presented, which present fairly, in all material respects, the state of affairs of Kibali (Jersey) Limited (“the Company”) and its subsidiaries (“the Group”) as at the end of each financial period and of the profit or loss for that period. In preparing these financial statements, the directors are required to:

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

The directors acknowledge that they are ultimately responsible for the system of internal financial control established by the Group and place considerable importance on maintaining a strong control environment. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements of the Group. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The going concern basis has been adopted in preparing the financial statements for the Group. The directors have no reason to believe that the Group will not be a going concern in the foreseeable future based on forecasts and available cash resources. These financial statements support the viability of the Group.

Auditors
The current directors have taken all reasonable steps to make themselves aware of any information needed by the Group's auditors for the purposes of their audit and to establish that the auditors are aware of that information. The directors are not aware of any relevant audit information of which the auditors are unaware.

These financial statements for the Group were approved by the Board of Directors on 14 March 2018 and are signed on its behalf by:

/s/ Graham Shuttleworth
Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Kibali (Jersey) Limited,
Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited (the “Company”) and subsidiaries as of 31 December 2017, 2016 and 2015, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at 31 December 2017, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2017, in conformity with International Financial Reporting Standards as Issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company's auditor since 2013.

London, United Kingdom
14 March 2018

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2017, 2016 and 2015

		2017	2016	2015
	Note	$’000	$’000	$’000
REVENUE
Gold sales		754 852	709,372	747,272
Other income	3	146	136	1,657
TOTAL INCOME		754 998	709,508	748,929
COSTS AND EXPENSES
Mining and processing costs	4	698 980	594,722	550,712
Royalties		31 913	32,976	30,196
Exploration and corporate expenditure	5	8 205	6,398	8,248
Other expenses	3	55 031	48,250	3,658
TOTAL COSTS		794 129	682,346	592,814

Finance income	6	4 147	4,735	4,818
Finance costs	6	(5 478)	(5,298)	(5,376)
Finance costs - net		(1 331)	(563)	(558)
Share of profits of equity accounted joint venture	25	113	129	268
(LOSS) / PROFIT BEFORE INCOME TAX		(40 349)	26,728	155,825
Income tax benefit / (expense)	7	54 333	22,962	(17,840)
PROFIT FOR THE YEAR		13 984	49,690	137,985
OTHER COMPREHENSIVE INCOME/(EXPENSE)
(Loss) / gain on available for sale financial asset		(33)	13	(29)
Recycling of permanent losses on available-for-sale asset		—	—	3,173
TOTAL COMPREHENSIVE INCOME		13 951	49,703	141,129
PROFIT FOR THE YEAR
Attributable to:
Owners of the parent		26 341	57,537	135,883
Non-controlling interest		(12 357)	(7,847)	2,102
		13 984	49,690	137,985
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		26 308	57,550	139,027
Non-controlling interest		(12 357)	(7,847)	2,102
		13 951	49,703	141,129

The accompanying notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT 31 DECEMBER 2017, 2016 and 2015

		2017	2016	2015
	Note	$’000	$’000	$’000
NON-CURRENT ASSETS
Property, plant and equipment	8	2 107 718	2,068,306	2,012,303
Mineral properties	9	519 117	576,536	634,394
Long term ore stockpiles	12	12 779	43,771	43,162
Investment in equity accounted joint venture	25	255	142	289
Other investments in joint venture	25	25 577	28,830	31,086
Total investment in joint venture	25	25 832	28,972	31,375
Trade and other receivables	11	125 294	87,435	32,788
Deferred tax asset	10	43,237	—	—
TOTAL NON-CURRENT ASSETS		2,833,977	2,805,020	2,754,022
CURRENT ASSETS
Inventories and ore stockpiles	12	73 231	72,505	78,598
Trade and other receivables	11	92 991	107,025	180,724
Available-for-sale financial asset	13	26	58	45
Cash and cash equivalents		3 288	18,865	21,373
TOTAL CURRENT ASSETS		169 536	198,453	280,740
TOTAL ASSETS		3 003 513	3,003,473	3,034,762
EQUITY AND LIABILITIES
EQUITY
Share capital	14	5	5	5
Share premium		2 523 612	2,493,612	2,493,612
Retained earnings		293 821	267,480	269,943
Other reserve		(20)	13	—
Equity attributable to owners of the parent		2 817 418	2,761,110	2,763,560
Non-controlling interest	15	7 420	19,777	27,624
TOTAL EQUITY		2 824 838	2,780,887	2,791,184
NON-CURRENT LIABILITIES
Loans and borrowings	16	41 210	46,929	51,747
Deferred tax liabilities	10	—	11,096	41,926
Provision for rehabilitation	17	23 244	21,163	15,533
TOTAL NON-CURRENT LIABILITIES		64 454	79,188	109,206
CURRENT LIABILITIES
Loans and borrowings	16	7 596	10,285	9,808
Trade and other payables	18	104 633	131,859	117,083
Current tax payable		1 992	1,254	7,481
TOTAL CURRENT LIABILITIES		114 221	143,398	134,372
TOTAL EQUITY AND LIABILITIES		3 003 513	3,003,473	3,034,762

The accompanying notes form part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AS AT 31 DECEMBER 2017, 2016 and 2015

$’000	Share Capital	Share Premium	Retained earnings	Other Reserves	Total equity attributable to owners of the parent	Non- Controlling Interest	Total Equity
Balance at 1 January 2015	5	2,493,612	204,060	(3,144)	2,694,533	25,522	2,720,055
Fair value movement on available-for-sale financial asset	—	—	—	(29)	(29)	—	(29)
Recycling of permanent losses on available-for-sale asset	—	—	—	3,173	3,173	—	3,173
Total other comprehensive expense	—	—	—	3,144	3,144	—	3,144
Net profit for the year	—	—	135,883	—	135,883	2,102	137,985
Total comprehensive income	—	—	135,883	3,144	139,027	2,102	141,129
Diivdends	—	—	(70,000)	—	(70,000)	—	(70,000)
Balance at 31 December 2015	5	2,493,612	269,943	—	2,763,560	27,624	2,791,184
Balance at 1 January 2016	5	2,493,612	269,943	—	2,763,560	27,624	2,791,184
Fair value movement on available-for-sale financial asset	—	—	—	13	13	—	13
Total other comprehensive income	—	—	—	13	13	—	13
Net profit/(loss) for the year	—	—	57,537	—	57,537	(7,847)	49,690
Total comprehensive income/(expense)	—	—	57,537	13	57,550	(7,847)	49,703
Dividends	—	—	(60,000)	—	(60,000)	—	(60,000)
Balance at 31 December 2016	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887
Balance at 1 January 2017	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887
Fair value movement on available-for-sale financial asset	—	—	—	(33)	(33)	—	(33)
Total other comprehensive expense	—	—	—	(33)	(33)	—	(33)
Net profit/(loss) for the year	—	—	26,341	—	26,341	(12,357)	13,984
Total comprehensive income/(expense)	—	—	26,341	(33)	26,308	(12,357)	13,951
Shares issued (note 14)	—	30,000	—	—	30,000	—	30,000
Balance at 31 December 2017	5	2,523,612	293,821	(20)	2,817,418	7,420	2,824,838

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

NON-CONTROLLING INTEREST
The non-controlling interest represents the total carrying value of the 10% interest Société Minière de Kilo-Moto (“SOKIMO”) has in Kibali Goldmines SA (Kibali), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2017, 2016 and 2015

		2017	2016	2015
	Note	$’000	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated by operations	23	225 429	272,950	369,658
Interest received		2 701	3,400	3,591
Finance cost paid		(4 856)	(4,637)	(4,198)
Dividends received from equity accounted joint venture	25	—	276	—
Income tax paid		(1 796)	(8,973)	(13,148)
Net cash flows generated by operating activities		221 478	263,016	355,903
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions of property, plant and equipment		(256 208)	(213,570)	(286,905)
Repayment of loan from equity accounted joint venture		3 170	2,555	423
Net cash outflows used in investing activities		(253 038)	(211,015)	(286,482)
CASH FLOWS RELATING TO FINANCING ACTIVITIES
Proceeds from issue of ordinary shares		30 000	—	—
Distribution of dividends		(8 000)	(52,000)	(70,000)
Decrease in loans and borrowings		(7 228)	(6,714)	(6,302)
Net cash inflows/(outflows) provided by financing activities		14 772	(58,714)	(76,302)
Net decrease in cash and cash equivalents		(16 788)	(6,713)	(6,881)
Cash and cash equivalents at the beginning of the year		7 314	14,027	20,908
Cash and cash equivalents at the end of the year		(9 474)	7,314	14,027
Cash and cash equivalents include the following for the purpose of the consolidated statement of cash flow:
Cash and cash equivalents		3 288	18,865	21,373
Bank overdrafts	18	(12 762)	(11,551)	(7,346)
Cash and cash equivalents		(9 474)	7,314	14,027

Bank overdrafts are classified as cash and cash equivalents as they form an integral part of cash management and fluctuate from positive to overdrawn.

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

After reviewing the Group’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the Group will not be a going concern for at least the next 12 months based on forecasts and available cash resources and available facilities.

NEW STANDARDS AND INTERPRETATIONS APPLIED

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to 1 January 2017 which have been adopted by the Group for the first time this year. These have not had a material impact.

Effective period commencing on or after

IFRS 12	Amendments - Recognition of deferred tax assets for unrealised losses	January 1, 2017

IAS 7	Amendments - Disclosure initiative	January 1, 2017

	Annual improvements to IFRSs (2014 – 2016 cycle)	January 1, 2017

STANDARDS EFFECTIVE IN FUTURE PERIOD

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the Group’s activities and are mandatory for the Group’s accounting periods beginning after 1 January 2018 or later periods and which the Group has decided not to adopt early. These include:

Effective period commencing on or after

IFRS 9	Financial instruments	January 1, 2018

IFRS 15	Revenue from contracts with customers	January 1, 2018

IFRS 16	Leases	January 1, 2019

	Clarifications to IFRS 15 revenue from Contracts with Customers	January 1, 2018

IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

IAS 28	Amendments - Long-term interests in Associates and Joint Ventures	January 1, 2019

	Annual improvements to IFRSs (2015 – 2017 cycle)	January 1, 2019

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management have completed an assessment of the existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements at their operations.

1.    SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognise all lease assets and liabilities on the balance sheet; recognise amortisation of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. The requirements of IFRS 16 extend to certain service contracts, such as mining contractors in which the contractor provides services and the use of assets, which may impact the group. Accordingly, the group have initiated a review of relevant contracts to complete an impact assessment in 2018.

IFRS 9 “Financial instruments” addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39 and will apply to loans to joint ventures although the impact is not expected to be material. It is noted that value added tax (TVA) receivables are outside the scope of this standard. For financial liabilities there were no significant changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

CONSOLIDATION

The consolidated financial information includes the financial statements of the Company, its subsidiaries and the Company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the Group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the Group's returns; generally accompanying an interest of more than one-half of the voting rights.

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

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

1.    SIGNIFICANT ACCOUNTING POLICIES (continued)

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

1.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs are capitalised during the construction of a new mine until commercial levels of production are achieved (refer to ‛commercial production’ below), after which the relevant costs are amortised. Costs are capitalised provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the Group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised under ‘Long-lived assets and mine development costs’.

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

The Group depreciates the deferred costs capitalised as stripping assets on a unit of production method, with reference to the ex-pit ore production from the relevant ore body component or phase.

Short-lived assets
Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortisation
Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

1.    SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the Group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 1.53g/t with a marginal ore cut-off grade of 0.99g/t.

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LOM) processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which are to be milled as per the mine plan over the period beyond the next twelve months, are classified as non-current in the statement of financial position.

Net realisable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realisable value. Ore stockpiles which are not planned to be blended in production are assessed separately to ensure they are carried at the lower of cost and net realisable value, although no such stockpiles are currently held.

1.    SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Value added tax (TVA)
TVA receivables are recognised initially at cost. Subsequently, TVA receivables are measured at amortised cost using the effective interest method, less provision for impairment.

The Group assesses at each reporting period whether there is an indication that these receivables may be impaired taking into account the risk of non-collectability and timing of receipt.

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

1.    SIGNIFICANT ACCOUNTING POLICIES (continued)

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

EXPLORATION AND EVALUATION COSTS

The Group expense all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, i.e. ‘probable’. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

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

1.    SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

VALUE ADDED TAX (TVA)

Included in trade and other receivables (refer to note 11) is a recoverable TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$134.5 million (2016: US$131.2 million) (2015: US$137.4 million) owing by the fiscal authorities in the Democratic Republic of Congo (DRC).

The Group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgements exist in assessing recovery of these receivables. Whilst the TVA balance is considered collectible uncertainty exists regarding the timing of receipt. Accordingly the receivable has been discounted by US$17.9 million (2016: US$7.8 million) (2015: Nil) which required estimates as to the timing of future receipts based on historical trends and the applicable discount rate thereon. A discount rate of 10% has been applied to the expected cash receipts and 2% applied to the amounts forecasted to be recovered through offsetting. Management have assumed a recoverable period of 48 months with a reduced level of receipts in the next 12 months. The increase in provision reflects an increase in the discount rate to reflect assessed risk and an extension in the recovery period from 18 months to 48 months. A 1% change in the discount rate would increase the provision by US$1.1 million. A 1 year delay to recovery would increase the provision by US$7.8 million.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The Group assesses at each reporting period whether there is any indication that these assets may be impaired (refer to note 8 and 9). If such indication exists, the Group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;

•	future production levels;

•	future commodity prices; including oil forecast at US$70bbl (2016: US$60bbl) (2015: US$60bbl);

•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;

•
future gold prices - a gold price curve was used for the impairment calculations starting at a US$1 250/oz gold price (2016: US$1 200oz) (2015: US$1 150/oz) and increasing at an average of 2.5% per annum (2016: 2.0%) (2015: 1.5%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;

•	a discount rate equivalent to 8.2% pre-tax (2016: 7.8%) (2015: 7.9%); and

•	an inflation rate of 2.5% (2016: 2%) (2015: 1.5%).

A reduction in forward gold prices in excess of 17.0% or an increase in the discount rate to 18.7% is required to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves based on a US$1 000/oz gold price (2016: US$1 000/oz) (2015: US$1 000/oz).

2.    KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

OPEN CAST MINE STRIPPING

The Group capitalises costs, associated with stripping activity, to expose the orebody, within mining assets.  Judgement is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgement over the eligible costs. The Group capitalised US$19.2 million (2016: US$15.2 million) (2015: Nil million) to stripping assets with a net book value of US$12.3 million (2016: US$9.6 million). The capitalised stripping costs relate to two open cast satellite pits, Pakaka and Kombokolo. The Group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgement as to the relevant section of the orebody for depreciation.

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

Judgement is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in Note 1 and during 2015 Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgement was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgement was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimisation calculation:
Kibali        2017    2016    2015
US$/oz        1 000    1 000    1 000

Changes in the gold price used could result in changes in the mineral reserve optimisation calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

DETERMINATION OF ORE RESERVES

The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the 2012 JORC code). Reserves determined in this way are used in the calculation of depreciation, amortisation and impairment charges, as well as the assessment of the carrying value of mining assets. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2016: 2.5%) (2015: 2.25%) being the prevailing risk free interest rates. The majority of expenditure is expected to be incurred at the end of the mine life. The Group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information,

2.    KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

including the carrying amounts of the liabilities, refer to Note 17. A 1% change in the discount rate on the Group’s rehabilitation estimates would result in an impact of US$3.2 million (2016: US$3.2 million) (2015: US$1.8 million) on the provision for environmental rehabilitation, and an impact of US$0.2 million (2016: US$0.2 million) (2015: US$0.05 million) on the statement of comprehensive income.

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

RECOVERY OF DEFERRED TAX ASSETS

Management have recognised a deferred tax asset of US$43.2 million (2016: US$11.1 million deferred tax liability) (2015: US$41.9 million deferred tax liability). The Group has to apply judgement in determining the recoverable amount of deferred tax assets. Deferred tax assets are recognised to the extent that their utilisation is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the DRC tax code.

The Group considers the deferred tax assets to be recoverable owing to the latest life of mine plan which estimates the asset being fully utilised within 3 years. The gold price would have to fall below US$1 040/oz before the tax losses are not utilised

3.    OTHER INCOME

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Other income from operating activities comprise:
Other income	146	136	—
Net foreign exchange gains	—	—	1,657
	146	136	1,657
The total other income is not considered to be part of the main revenue generating activities and as such the group presents this income separately from revenue.

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Other expenses
Management Fee	4,385	4,296	3,658
Net foreign exchange loss	38,469	36,134	—
Discounting provision	12,177	7,820	—
	55,031	48,250	3,658
The net foreign exchange loss primarily refers to the retranslation of TVA receivables (note 11) denominated in Congolese Francs which is translated into the US dollar functional currency of the subsidiary. The discounting provision movement relates to TVA receivables (refer to note 2).

4.    MINING AND PROCESSING COSTS

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Mining and processing costs comprise:
Mine production costs	232,209	202,323	177,467
Movement in production inventory and ore stockpiles	28,933	(7,389)	8,234
Depreciation and amortisation	264,415	210,925	192,509
Other mining and processing costs	173,423	188,863	172,502
	698,980	594,722	550,712
5.    EXPLORATION AND CORPORATE EXPENDITURE

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Exploration and corporate expenditure comprise:
Exploration expenditure	2,760	2,748	3,132
Corporate expenditure	5,445	3,650	1,943
Recycling of permanent losses on available-for-sale asset	—	—	3,173
	8,205	6,398	8,248
6.    FINANCE INCOME AND COSTS

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Finance income comprise:
Bank Interest	20	15	19
Interest received – loans and receivables	4,127	4,720	4,799
Total finance income	4,147	4,735	4,818
Finance costs comprise:
Interest expense on finance lease	(3,931)	(4,482)	(4,800)
Interest expense on bank borrowings	(1,018)	(467)	(192)
Unwinding of discount on provisions for rehabilitation	(529)	(349)	(384)
Total finance costs	(5,478)	(5,298)	(5,376)
Net finance costs	(1,331)	(563)	(558)
7.    INCOME TAXES

		31 Dec 2017	31 Dec 2016	31 Dec 2015
		$’000	$’000	$’000
Current taxation		—	7,868	8,377
Deferred taxation	10	(54,333)	(30,830)	9,463
		(54,333)	(22,962)	17,840

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the Group’s operations.

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
(Loss) Profit before tax	(40,349)	26,728	155,825
Tax calculated at the DRC effective tax rate of 30%	(12,105)	8,018	46,748
Reconciling items:
Exempt income	(40,948)	(38,922)	(34,218)
Net capital allowances not deductible	—	—	(157)
Other permanent differences	(1,280)	74	(2,910)
Corporate tax at 1/100 from revenue	—	7,868	8,377
Taxation (credit) / charges	(54,333)	(22,962)	17,840

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. The mine has historically been required to pay a minimum of 1/100 of the Company’s revenue as tax. Whilst the mine paid these amounts it has always disputed that the tax should be applied to mining companies. During 2017, the mine received confirmation from the tax authority that no minimum tax applies and therefore no minimum tax has been recorded in 2017 (2016: US$7.9 million) (2015: US$8.4 million). The Group is seeking recovery of past taxes of US$13.3 million but no asset has been recognised as there is currently insufficient certainty of recovery due to an ongoing dispute. Kibali have capital allowances for deduction against future mining income. Kibali (Jersey) Limited’s estimated tax losses carried forward at 31 December 2017 amounted to US$520.5 million (2016: US$359.4 million) (2015: US$293.0 million) at the tax rate of 30%.

8.    PROPERTY, PLANT AND EQUIPMENT

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Mine properties, mine development costs and mine plant facilities and equipment cost
Cost
Balance at the beginning of the year	2,475,924	2,266,854	1,989,757
Additions	246,406	209,070	277,097
Balance at the end of the year	2,722,330	2,475,924	2,266,854

Accumulated depreciation
Balance at the beginning of the year	(407,617)	(254,551)	(121,620)
Depreciation charged for the year	(206,995)	(153,067)	(132,931)
Balance at the end of the year	(614,612)	(407,618)	(254,551)
Net book value	2,107,718	2,068,306	2,012,303

Long-lived assets and development costs
Included in plant and equipment are long-lived assets and development costs which are amortised on a units of production basis as detailed in note 2 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was US$2 023 million at 31 December 2017 (2016: US$1 997 million) (2015: US$1 939.6 million). The value of assets under construction included in plant and equipment that are not depreciated is US$229.9 million (2016: US$507.0 million) (2015: US$454.3 million). Refer to note 2 for judgements applied in regards to stripping assets.

Short-lived assets
Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was US$51.6 million at 31 December 2017 (2016: US$7.9 million) (2015: US$5.8 million). The movement in the period occurred as a result of the reclassification of the net book value of certain assets from long-lived to short-lived assets based on a reassessment of their remaining useful economic life.

Rehabilitation asset
A rehabilitation asset has been recognised relating to the rehabilitation liability to the value of US$17.2 million (2016: US$17.1 million) (2015: US$13.0 million) (refer to note 17). Depreciation of the rehabilitation asset began on 1 October 2013 when the Group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

8.    PROPERTY, PLANT AND EQUIPMENT (continued)

Leased assets
The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer to note 19):

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000

Finance Lease Mining Assets	16,627	46,153	53,908

KAS 1 Limited (KAS) is an asset leasing joint venture in which the Group has a 50.1% interest. Together with Bougues Traveux Publics (BYTP), the Group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the Group. During the period Management have reassessed the remaining useful economic life of certain KAS assets which resulted in an accelerated depreciation charge. Refer to notes 19, 25 and 26.

9.    MINERAL PROPERTIES

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortisation
At the beginning of the year	(168,556)	(110,698)	(51,120)
Charge for the year	(57,419)	(57,858)	(59,578)
At the end of the year	(225,975)	(168,556)	(110,698)

Net book value	519,117	576,536	634,394

Mineral properties represent the amounts attributable to licence interest on the purchase of Moto Goldmines Limited (“Moto”) in 2009. The balance has been amortised over the life of mine on a unit of production basis since the Group commenced commercial production on 1 October 2013.

10.    DEFERRED TAXATION

	31 Dec 2017		31 Dec 2016		31 Dec 2015
	$’000		$’000		$’000
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	(11,096)		(41,926)		(32,463)
Statement of comprehensive income charge	54,333		30,830		(9,463)
At the end of the year	43,237		(11,096)		(41,926)
Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	520,526		359,449		292,981
Accelerated capital allowances	(477,289)		(370,545)		(334,907)
Net deferred taxation (liability)/asset	43,237	—	(11,096)	—	(41,926)
11.    TRADE AND OTHER RECEIVABLES

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Advances to contractors	2,280	6,070	5,238
Trade receivables	28,295	1,497	850
Prepayments and other receivables	21,544	24,239	37,501
Loan to SOKIMO (refer note 26)	18,827	17,381	16,046
Other loans	8,360	3,081	5,231
TVA receivables	134,514	131,214	137,369
Hire purchase loans	4,465	10,978	11,277
	218,285	194,460	213,512
Less: Non-current portion
Loan to SOKIMO	18,827	17,381	16,046
Other loans and receivables (including TVA receivables)	105,768	65,616	10,445
Hire purchase loans	699	4,438	6,297
	125,294	87,435	32,788
Current portion	92,991	107,025	180,724

11.    TRADE AND OTHER RECEIVABLES (continued)

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000

Gross hire purchase loans – minimum lease payments:
No later than 1 year	3,766	6,540	4,980
Later than 1 year and no later than 5 years	699	4,438	6,297
Later than 5 years	—	—	—
Gross investment on hire purchase loans	4,465	10,978	11,277

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA receivables and TVA and duties on fuel balances have been discounted with a provision of US$17.9 million (2016: US$7.8 million) (2015: Nil) recognised. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Company does not hold any collateral as security. Refer to note 21 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable under the mining code once submissions are approved. The Group continues to seek recovery of TVA in line with the mining code. Judgement exists in assessing recovery of this amount. See note 2 for further detail.

The loan to SOKIMO bears interest at 8% and the loan and interest will be repaid through future dividends.

The hire purchase loans, receivable from a contractor, bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years.

The balance of “other loans” includes loans to related parties of US$0.9 million (2016: US$ 1.1 million) (2015: Nil), these loans have no terms of repayment. Refer to note 26 for further details. All non-current receivables are due after 12 months.

12.    INVENTORIES AND ORE STOCKPILES

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Gold on hand	8,970	16,041	5,385
Consumables stores	43,728	43,363	39,782
Ore stockpiles	29,869	52,332	70,874
Gold in process	3,443	4,540	5,719
	86,010	116,276	121,760
Less: Non-current portion
Ore stockpiles	12,779	43,771	43,162
Current portion	73,231	72,505	78,598

All inventory and ore stockpiles are stated at the lower of cost or net realisable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

13.    AVAILABLE-FOR-SALE FINANCIAL ASSET

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Balance at the beginning of the year	58	45	74
Fair value movement recognised in other comprehensive income	(34)	12	(20)
Exchange gain/(loss)	2	1	(9)
Balance at the end of the year	26	58	45

14.    SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 10,000 (2016: 10,000) (2015: 10,000) for the total value of US$10 000 (2015: US$10 000) (2014: US$10 000). All issued shares are fully paid. The total number of issued shares at 31 December 2017 was 4 648 shares (2016: 4 620) (2015: 4 620).

Randgold Resources Limited (Randgold) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4 648 outstanding ordinary shares. In the financial year Randgold and AngloGold Ashanti each purchased 14 ordinary shares to the value of US$15 million (Total value of US$30 million). These shares were acquired at a price of US$1 071 428.57 per share in May 2017.

Refer to the Consolidated Statements of Changes in Equity on page 6 for more detail on the annual movement of share capital and share premium. No movement in share capital for the shares issued above is shown due to rounding.

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	5	5	5
Shares issued	—	—	—
Balance at the end of the year	5	5	5
15.    NON-CONTROLLING INTEREST

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Balance at the beginning of the year	19,777	27,624	25,522
Non-controlling interest in results of Kibali Goldmines SA	(12,357)	(7,847)	2,102
Balance at the end of the year	7,420	19,777	27,624

The non-controlling interest represents the 10% interest SOKIMO has in Kibali Goldmines SA which is a subsidiary of Kibali (Jersey) Limited.

16.    LOANS AND BORROWINGS

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Non-current
Finance lease liability (refer to note 19)	40,350	46,707	51,530
Loan – Randgold (refer to note 26)	860	222	217
	41,210	46,929	51,747
Current
Finance lease liability (refer to note 19)	7,596	8,310	8,223
Loan – Randgold (refer to note 26)	—	1,975	1,585
	7,596	10,285	9,808
Total loans and borrowings	48,806	57,214	61,555

Finance lease liability
The finance lease liability is due to KAS in respect of the equipment which has been transferred to the Group under an instalment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the instalment sale agreement. The finance lease is secured by the leased assets. Refer to note 8 for finance lease asset disclosures.

Loan – Randgold
Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest but the effect of discounting is non-significant.

17.    PROVISION FOR REHABILITATION

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Balance at the beginning of the year	21,163	15,533	15,341
Unwinding of discount	529	349	384
Change in estimates	1,552	5,281	(192)
Balance at the end of the year	23,244	21,163	15,533

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2016: 2.5%) (2015: 2.25%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The Group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2032 for the Kibali gold mine.

18.    TRADE AND OTHER PAYABLES

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Trade payables	46,060	57,590	61,193
Payroll and other compensations	1,908	1,813	2,240
Bank account in overdraft	12,762	11,551	7,346
Accruals and other payables	43,903	60,905	46,304
	104,633	131,859	117,083

Accruals and other payables include retention, in respect of contracts with suppliers, of US$8.3 million (2016: US$17.9 million) (2015: US$16.0 million). Accruals and other payables include Nil (2016: US$8.0 million) (2015: Nil) in respect of dividends declared but unpaid.

Trade and other payables are all due within a 120 days maximum.

19.    LEASES

The finance lease liability recognised is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an instalment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Gross finance lease liabilities – minimum lease payments:
No later than 1 year	11,042	12,979	12,100
Later than 1 year and no later than 5 years	39,872	42,239	52,968
Later than 5 years	6,694	13,344	13,381
Future finance charges	(9,662)	(13,545)	(18,696)
Present value of the finance lease liability	47,946	55,017	59,753
No later than 1 year	7,596	8,310	8,223
Later than 1 year and no later than 5 years	32,618	32,853	38,858
Later than 5 years	7,732	13,854	12,672
	47,946	55,017	59,753
20.    SEGMENTAL INFORMATION

Operating segments have been identified on the basis of internal reports about components of the Group that are regularly reviewed by the Group’s chief operating decision maker. The operating segments included in the internal reports are determined on the basis of their significance to the Group. In particular, the operating mine is reported as a separate segment. KAS is included within the corporate segment. The Group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the Group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold through an agent.

20.    SEGMENTAL INFORMATION (continued)

Country of operation	DRC	Jersey
$’000	Kibali	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2017
Profit and loss
Total revenue	754,852	—	—	754,852
Mining and processing costs excluding depreciation	(436,054)	—	1,489	(434,565)
Depreciation and amortisation	(240,346)	(2,494)	(21,575)	(264,415)
Mining and processing costs	(676,400)	(2,494)	(20,086)	(698,980)
Royalties	(31,913)	—	—	(31,913)
Exploration and corporate expenditure	(7,089)	(1,116)	—	(8,205)
Other (expenses)/income and JV profit	(54,041)	758	(1,489)	(54,772)
Finance costs	(163,730)	—	158,252	(5,478)
Finance income	1,464	13,861	(11,178)	4,147
(Loss)/profit before income tax	(176,857)	11,009	125,499	(40,349)
Income tax expense	54,333	—	—	54,333
Net (loss) / profit for the year	(122,524)	11,009	125,499	13,984
Capital expenditure	246,406	—	—	246,406
Total assets	2,969,999	9,514,687	(9,481,173)	3,003,513
Total liabilities	(3,093,485)	(5,778,281)	8,693,091	(178,675)
Year ended 31 December 2016
Profit and loss
Total revenue	709,372	—	—	709,372
Mining and processing costs excluding depreciation	(385,295)	—	1,498	(383,797)
Depreciation and amortisation	(186,124)	(2,165)	(22,636)	(210,925)
Mining and processing costs	(571,419)	(2,165)	(21,138)	(594,722)
Royalties	(32,976)	—	—	(32,976)
Exploration and corporate expenditure	(6,270)	(128)	—	(6,398)
Other (expenses)/income and JV profit	(47,200)	(713)	(72)	(47,985)
Finance costs	(154,288)	—	148,990	(5,298)
Finance income	1,345	14,599	(11,209)	4,735
(Loss) /profit before income tax	(101,436)	11,593	116,571	26,728
Income tax expense	22,962	—	—	22,962
Net (loss)/profit for the year	(78,474)	11,593	116,571	49,690
Capital expenditure	208,708	362	—	209,070
Total assets	2,790,160	6,852,741	(6,639,428)	3,003,473
Total liabilities	(2,515,598)	(3,339,052)	6,077,236	(222,586)
Year ended 31 December 2015
Profit and loss
Total revenue	747,272	—	—	747,272
Mining and processing costs excluding depreciation	(358,872)	—	669	(358,203)
Depreciation and amortisation	(160,900)	(2,055)	(29,554)	(192,509)
Mining and processing costs	(519,772)	(2,055)	(28,885)	(550,712)
Royalties	(30,196)	—	—	(30,196)
Exploration and corporate expenditure	(4,211)	(4,037)	—	(8,248)
Other (expenses)/income and JV profit	(2,861)	161	967	(1,733)
Finance costs	(149,710)	—	144,334	(5,376)
Finance income	1,245	14,750	(11,177)	4,818
Profit before income tax	41,767	8,819	105,239	155,825
Income tax expense	(20,750)	—	2,910	(17 840
Net profit for the year	21,017	8,819	108,149	137,985
Capital expenditure	274,952	2,145	—	277,097
Total assets	2,713,792	6,572,090	(6,251,120)	3,034,762
Total liabilities	(2,654,254)	(3,197,100)	5,607,776	(243,578)

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

Foreign exchange and commodity price risk
In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily Euro, British Pound, South African Rand, Congolese Franc and Australian Dollar). As a result, the Group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the Group does not enter into derivatives to manage these currency risks and none existed in 2017, 2016 or 2015. Generally, the Group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2017, 2016 and 2015. Gold sales are made in US dollars and do not expose the Group to any currency fluctuation risk. The Group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
• Congolese Franc (CDF)	28	249	71
• Euro (EUR)	297	17	47
• South African rand (ZAR)	65	758	17
• British pound (GBP)	3	55	4
• Australian Dollar (AUD)	402	369	363
Trade and other receivables includes balances denominated in:
• Congolese Franc (CDF)	4	5	—
• Euro (EUR)	—	—	306
• South African rand (ZAR)	—	—	298
• British pound (GBP)	—	—	1
• Australian Dollar (AUD)	—	—	—
Trade and other payables includes balances denominated in:
• Euro (EUR)	(284)	(825)	(772)
• South African rand (ZAR)	(1,003)	(671)	(2,567)
• British pound (GBP)	(2)	—	(3)
• Australian Dollar (AUD)	(87)	(193)	(191)

The Group’s exposure to foreign currency arises where a Company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the Group’s foreign currency financial instruments. The TVA balance is denominated in CDF and while not a financial instrument under IFRS 7 a movement of 10% in the year end rate would have an effect of US$12.2 million on the receivable.

	Closing exchange rate	Effect of 10% strengthening of US$’000 on net earnings and equity
At 31 December 2017
• Euro (EUR)	0.83382	(28)
• South African rand (ZAR)	12.34503	(100)
At 31 December 2016
• Euro (EUR)	0.94868	(83)
• South African rand (ZAR)	13.71502	(67)
At 31 December 2015
• Euro (EUR)	0.91525	(47)
• South African rand (ZAR)	15.45369	(204)

The sensitivities are based on financial assets and liabilities held at 31 December 2017 where balances were not denominated in the functional currency of the Group. The sensitivities do not take into account the Group’s income and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short term cash investments, interest receivable on hire purchase loans and interest payable on financing activities, giving rise to interest rate risk. The Group funds working capital and capital expenditure requirements with operating cash flows. The drawdowns of any funds are subject to the approval of the Annual budget and Business plan by the board of directors.

The Group has in the past been able to actively source financing through shareholder loans. The finance lease entered into bears a fixed rate of interest.

The directors believe that the working capital resources, by way of internal sources and banking facilities, are sufficient to the Group’s currently foreseeable future business requirements.

	Amount $’000	Effective rate for year%
Cash and cash equivalents:
All less than 90 days	3,288	0.08

Concentration of credit risk
The Group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold doré, the Group’s principal product, is produced in the DRC. The gold doré is refined and sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The Group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$134.5 million (2016: US$131.0 million; 2015: US$137.0 million) (refer to note 11) that was past due. Refer to note 2. This could result in credit risk for the Group.

Capital risk management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group issue new shares (by way of funding from the joint venture partners) or will make use of intercompany loans. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net borrowings and trade and other payables (less cash) divided by total capital. Total capital is calculated as equity, as shown in the statement of financial position, plus net borrowings and trade and other payables (less cash). This measure may differ to other companies.

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Capital risk management
Borrowings and trade and other payables	153,439	189,073	178,638
Less: cash and cash equivalents	(3,288)	(18,865)	(21,373)
Net debt	150,151	170,208	157,265
Total equity	2,824,838	2,780,887	2,791,184
Total capital	2,974,988	2,915,095	2,948,449
Gearing ratio	5%	6%	5%

Maturity analysis
The following table analyses the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected future interest payments
At 31 December 2017
Financial liabilities
Within 1 year in demand	104,633	7,596	3,345
Later than 1 year and no later than 5 years	—	41,210	6,820
After 5 years	—	—	305
Total	104,633	48,806	10,470
At 31 December 2016
Financial liabilities
Within 1 year in demand	131,859	10,285	3,974
Later than 1 year and no later than 5 years	—	46,929	8,693
After 5 years	—	—	878
Total	131,859	57,214	13,545
At 31 December 2015
Financial liabilities
Within 1 year in demand	117,083	9,808	2,461
Later than 1 year and no later than 5 years	—	39,075	12,430
After 5 years	—	12,672	3,805
Total	117,083	61,555	18,696
22.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the Group’s available-for-sale financial instruments outstanding at 31 December 2017, 2016 and 2015. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying amount	Fair value
As at 31 December 2017
Categorised as level 1¹
Available-for-sale financial asset	Available for sale	26	26
As at 31 December 2016
Categorised as level 1¹
Available-for-sale financial asset	Available for sale	58	58
As at 31 December 2015
Categorised as level 1¹
Available-for-sale financial asset	Available for sale	45	45

No derivative financial instruments currently exist.

¹Level 1: fair values are derived from quoted market prices for identical assets from an active market for which an entity has immediate access.

22.    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

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

23.    CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS

	31 Dec 2016	31 Dec 2015	31 Dec 2014
	$’000	$’000	$’000
(Loss) / profit before income taxation	(40,349)	26,728	155,825
Adjustments for:
Interest received (note 6)	(4,147)	(4,735)	(4,818)
Finance cost (note 6)	4,949	4,949	4,992
Share of profits of equity accounted joint venture	(113)	(129)	(268)
Depreciation and amortisation	264,415	210,925	192,509
Foreign exchange loss	38,469	36,134	—
Movement in discounting provision on TVA (note 3)	12,177	7,820	—
Recycling of permanent losses on available-for-sale asset	—	—	3,144
Unwinding of rehabilitation provision	529	349	384
	275,930	282,041	351,768
- Effects of changes in operating working capital items
- Receivables	(69,741)	(29,287)	(7,122)
- Inventories	30,266	5,484	12,565
- Trade and other payables	(11,026)	14,712	12,447
Cash generated from operations	225,429	272,950	369,658

Other non-cash items include a finance lease liability movement of US$4.1 million (2016: US$4.7 million) (2015: US$1.2 million), finance lease assets movement of US$29.7 million (2016: US$6.6 million) (2015: US$4.3 million), changes in rehabilitation provision estimates of US$2.1 million (2016: US$5.2 million) (2015: US$0 million) and dividends payable of Nil (2016: US$8.0 million) (2015: Nil).

Cash flows relating to loans and borrowings within financing activities comprises the following movements in finance lease liabilities:

	Non-current loans and Borrowings	Current loans and Borrowings	Total
	$’000	$’000	$’000
At 1 January 2017	46,707	8,310	55,017
Lease repayments	—	(7,228)	(7,228)
Non cash flows:
Loans and borrowings classified as non current at 31 December 2016	(6,357)	6,357	—
Interest and capital accrued	—	157	157
At 31 December 2017(1)	40,350	7,596	47,946

(1)	Refer to note 19 and the consolidated cash flow statement.

24.    COMMITMENTS AND CONTINGENT LIABILITIES

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property, plant and equipment	19,108	21,456	27,385

25. INVESTMENT IN JOINT VENTURE (continued)

25.     INVESTMENT IN JOINT VENTURE

Set out below is the summarised financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Summarised statement of financial position
Current assets
Cash and cash equivalents	2,039	1,167	1,222
Other current assets (excluding cash)	1,649	10,061	10,584
Total current assets	3,688	11,228	11,806
Other current liabilities (including trade payables)	(1,505)	(1,457)	(1,653)
Total current liabilities	(1,505)	(1,457)	(1,653)
Non-current
Assets	48,065	46,707	51,718
Financial liabilities	(49,739)	(56,195)	(61,295)
	509	283	576
Summarised statement of comprehensive income
Operating (loss)/profit	(39)	(21)	234
Interest income	3,959	4,489	4,802
Interest expense	(3,695)	(4,210)	(4,500)
Profit and total comprehensive income for the period	225	258	536
Dividends received from joint venture	—	550	—
Reconciliation of the summarised financial information presented to the carrying amount of the group’s interest in KAS
Opening net assets 1 January	284	576	40
Profit for the period	225	258	536
Dividends received	—	(550)	—
Closing Net assets	509	284	576
Interest in joint venture at 50.1%	255	142	289
Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	25,577	28,830	31,086
Carrying value	25,832	28,972	31,375

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

26.    RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

26.    RELATED PARTIES AND RELATED PARTY TRANSACTIONS (continued)

	31 Dec 2017	31 Dec 2016	31 Dec 2015
	$’000	$’000	$’000
Related party transactions
Management fee paid to Randgold	4,385	4,296	4,265
Refining fees to Rand Refinery (Pty) Limited	3,632	3,062	3,564
Interest received from SOKIMO	1,097	1,335	1,232
Shareholders interest received from KAS	1,846	2,105	2,254
Interest incurred to KAS on the finance lease liability	3,753	4,482	4,800
Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	30,457	1,497	850
Loan to SOKIMO	18,827	17,381	16,046
Loan to Randgold Resources Congo SPRL	182	45	—
Loan to Randgold	—	942	—
Loan to KGL Isiro SARL	64	1	21
Loan to Société des Mines de Loulo SA	4	—	3
Loan to Société des Mines de Tongon SA	41	76	3
Loan to Société des Mines de Gounkoto SA	—	32	32
Amounts included in other investment in joint venture owing by related parties
Loan to KAS	25,660	28,830	31,086
Amounts included in loans and borrowings owed to related parties
Loan from Randgold	(860)	(2,197)	(1,802)
Finance lease liability with KAS	(47,946)	(55,017)	(59,753)
SOKIMO has a 10% interest in Kibali Goldmines SA, a subsidiary of the group.

Rand Refinery (Pty) Limited (‘’Rand Refinery’’) is an associate of AngloGold Ashanti. Kibali Goldmines SA have incurred refining costs of US$3.6 million in the year (2016: US$3.1 million) (2015: US$3.6 million).  US$755m (2016: US$709 million) (2015: US$747 million) of gold and silver was sold by Rand Refinery under the contract with Kibali Goldmines SA in which Rand Refinery is the stated agent.

It is the obligation of the joint venture parties, Randgold and AngloGold Ashanti, (joint venture partners) to fund the Group for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali (Jersey) Limited. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS is in respect of the equipment which has been transferred to the Group under an instalment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS.

Refer to notes 11 and 16 for the details of loans to and from related parties.

27.    SUBSIDIARIES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the Company and all of its subsidiaries and jointly controlled entities at 31 December 2017. The parent Company, the principal subsidiaries and their interests are:

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

29.    OTHER INFORMATION

The company is a private company limited by shares, incorporated in Jersey with a registered office, 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands. The company’s principal activity is the operation of the Kibali gold mine in the DRC,within Kibali.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI LIMITED
/s/ Kandimathie Christine Ramon

Name	:	Kandimathie Christine Ramon
Title	:	Chief Financial Officer
Date	:	March 29, 2018

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited as amended and in effect on 4 May 2016	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 May 2016

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

Exhibit 19.2.4	Form of 5.125% Notes due 2022 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 30 July 2012

Exhibit 19.4.1.1	Bonus Share Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.2	Long-Term Incentive Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.3	Deferred Share Plan of AngloGold Ashanti 2018	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 18 May 2017

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

Exhibit Number	Description	Remarks

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

Exhibit 19.4.4.3	ZAR Revolving Credit Agreement dated 7 July 2015 with AngloGold Ashanti Limited as borrower and Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 29 March 2016

Exhibit 19.4.4.4	ZAR Revolving Credit Agreement dated 3 November 2017 with AngloGold Ashanti Limited as borrower and The Standard Bank of South Africa Limited as facility agent and lender	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 13 March 2018

Exhibit 19.4.4.5	ZAR Revolving Credit Agreement dated 12 December 2017 with AngloGold Ashanti Limited as borrower and Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 15 March 2018

Exhibit 19.4.5	Employment contract of Srinivasan Venkatakrishnan – Chief Executive Officer with effect from 8 May 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 7 June 2013

Exhibit 19.4.5.1	Employment contract of Kandimathie Christine Ramon – Chief Financial Officer with effect from 1 October 2014	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 8 October 2014

Exhibit 19.4.6
Stock Purchase Agreement dated as of 8 June 2015, among AngloGold Ashanti North America Inc., a Colorado corporation, AngloGold Ashanti USA Incorporated, a Delaware corporation, AngloGold Ashanti (Colorado) Corp., a Delaware corporation, GCGC LLC, a Colorado limited liability company, and Newmont Mining Corporation, a Delaware corporation, and AngloGold Ashanti Limited, a South African public company
Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No.001-14846) furnished to the Securities and Exchange Commission on 19 February 2016

Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 12 to the consolidated financial statements

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit 19.12.1	Certification of Srinivasan Venkatakrishnan as Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.12.2	Certification of Christine Ramon, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm

EXHIBIT 19.8

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES AT 31 DECEMBER 2017

		Shares held		Holding	Percentage held
		2017	2016		2017	2016
Principal subsidiaries and controlled operating entities(1)
AngloGold Ashanti Australia Limited(2)	2	257,462,077	257,462,077	I	100	100
AngloGold Ashanti Holdings plc	6	5,326,550,917	5,326,550,917	D	100	100
AngloGold Ashanti USA Incorporated	10	237	237	D	100	100

Operating entities
AngloGold Ashanti Córrego do Sítío Mineração S.A.	3	4,167,084,999	4,167,084,999	I	100	100
AngloGold Ashanti (Ghana) Limited(3)	4	132,419,584	132,419,584	I	100	100
AngloGold Ashanti (Iduapriem) Limited	4	66,270	66,270	I	100	100
Cerro Vanguardia S.A.	1	13,875,000	13,875,000	I	92.50	92.50
Geita Gold Mining Limited	9	123,382,772	123,382,772	I	100	100
Mineração Serra Grande S.A.	3	1,999,999	1,999,999	I	100	100
Societé AngloGold Ashanti de Guinée S.A.	5	3,486,134	3,486,134	I	85	85

Joint venture operating entities
Kibali (Jersey) Limited(4)	7	2,324	2,310	I	50	50
Société des Mines de Morila S.A.	8	400	400	I	40	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.	8	41,000	41,000	I	41	41

Unincorporated joint venture
Tropicana joint venture	2	n/a	n/a	I	70	70

D - Direct Holding
I - Indirect Holding

(1)	All the operations in South Africa, namely, Mine Waste Solutions, Kopanang, Moab Khotsong, Mponeng and TauTona are held by the parent company, AngloGold Ashanti Limited.

(2)	Owner of the Sunrise Dam operation and the Tropicana joint venture in Australia.

(3)	Operates the Obuasi mine in Ghana.

(4)	Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.

1	Argentina	6	Isle of Man
2	Australia	7	Jersey
3	Brazil	8	Mali
4	Ghana	9	Tanzania
5	Republic of Guinea	10	United States of America

EXHIBIT 19.12.1
CERTIFICATION

I, Srinivasan Venkatakrishnan, certify that:

1.	I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

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

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB;

c.
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
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

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 29 March 2018

/s/ Srinivasan Venkatakrishnan
Srinivasan Venkatakrishnan
Chief Executive Officer

EXHIBIT 19.12.2
CERTIFICATION

I, Christine Ramon, certify that:

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

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB;

c.
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
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

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 29 March 2018

/s/ Kandimathie Christine Ramon
Kandimathie Christine Ramon
Chief Financial Officer

EXHIBIT 19.13

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AngloGold Ashanti Limited (the “Company”) on Form 20-F for the period ending 31 December 2017, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 29 March 2018            /s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Executive Officer

Date: 29 March 2018            /s/ Kandimathie Christine Ramon
Name: Kandimathie Christine Ramon
Title: Chief Financial Officer

Exhibit 19.15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113789) and the Registration Statement on Form F-3 (No. 333-210564) of AngloGold Ashanti Limited of our reports dated 29 March 2018, with respect to the consolidated financial statements of AngloGold Ashanti Limited and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended 31 December 2017.

/s/ Ernst & Young Inc.

Ernst & Young Inc.

Johannesburg, Republic of South Africa
29 March 2018

Exhibit 19.15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-113789) and F-3 (No. 333-210564) of AngloGold Ashanti Limited of our report dated 14 March 2018, relating to the consolidated financial statements of Kibali (Jersey) Limited included in AngloGold Ashanti Limited’s Annual Report on Form 20-F for the year ended 31 December 2017.

/s/ BDO LLP

BDO LLP

London
United Kingdom
29 March 2018