Form 20-F
period 2018-12-31
ANGLOGOLD ASHANTI LTD
filed 2019-03-29
CIK 1067428

As filed with the Securities and Exchange Commission on 29 March 2019

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
FOR THE FINANCIAL YEAR ENDED 31 December 2018
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

Ordinary Shares of 25 ZAR cents each	412,769,980
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant  has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

(Check one): Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:	U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board    Board ☒     Other☐

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

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar, US$ or $ are to the lawful currency of the United States, references to € and Euro are to the lawful currency of the European Union, references to ARS and Argentinean peso are to the lawful currency of Argentina, references to AUD, Australian dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to TZS are to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or Gh¢ are to the lawful currency of Ghana.

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

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to total cash costs, all-in sustaining costs and all-in costs for each of the three years ended 31 December 2018, 2017 and 2016 is presented herein. See “Item 5A: Operating Results-Non-GAAP analysis”.

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
VCR: Ventersdorp Contact Reef.
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
Non-sustaining capital expenditure: Capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production..

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
Sustaining capital: Capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output.
Total cash costs: Total cash costs include site costs for all mining, processing and administration and are inclusive of royalties and production taxes. Depreciation, depletion and amortisation, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

Currencies

$, US$, USD, US dollars or dollar	United States dollars
ARS	Argentinean peso
A$, Australian dollars or AUD	Australian dollars
BRL	Brazilian real
€ or Euro	European Euro
GHC, cedi or Gh¢	Ghanaian cedi
TZS	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADR	American Depositary Receipt
ADS	American Depositary Share
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBBEE	Broad-Based Black Economic Empowerment
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
bn	Billion
CDI	Chess Depositary Interests
CHESS	Clearing House Electronic Settlement System
Companies Act	South African Companies Act, No. 71 of 2008, as amended
DMTNP	Domestic medium-term notes programme
DRC	Democratic Republic of the Congo
ERP	Enterprise resource planning
Exchange Act	United States Securities Exchange Act of 1934, as amended
FVTOCI	Fair value through other comprehensive income
FVTPL	Fair value through profit or loss
G or g	Grams
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards as issued by the IASB
JIBAR	Johannesburg Interbank Agreed Rate
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	JSE Limited (Johannesburg Stock Exchange)
King III and IV	The King Report on Corporate Governance for South Africa
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Square kilometres
Koz	Thousand ounces
LIBOR	London Interbank Offer Rate
M or m	Metre or million, depending on the context
Mlbs	Million pounds
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
Securities Act	United States Securities Act of 1933, as amended
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
TSF	Tailings storage facility
US/U.S./USA/United States	United States of America
XBRL	eXtensible Business Reporting Language

Note: Rounding of figures in this report may result in computational discrepancies.

PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended and as at 31 December 2018, 2017 and 2016 has been derived from, and should be read in conjunction with, the IFRS financial statements included under Item 18 of this annual report. The selected financial information for the years ended and as at 31 December 2015 and 2014 has been derived from the IFRS financial statements not included in this annual report.

	Year ended 31 December
	2018	2017	2016	2015	2014
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated income statement
Revenue from product sales	3,943	4,510	4,223	4,015	4,952
Cost of sales	(3,173)	(3,736)	(3,401)	(3,294)	(3,972)
Gain (loss) on non-hedge derivatives and other commodity contracts	2	10	19	(7)	13
Gross profit	772	784	841	714	993
Corporate administration, marketing and other expenses	(76)	(64)	(61)	(78)	(92)
Exploration and evaluation costs	(102)	(114)	(133)	(132)	(142)
Other operating expenses	(97)	(88)	(110)	(96)	(28)
Special items	(170)	(438)	(42)	(71)	(260)
Operating profit (loss)	327	80	495	337	471
Dividends income	2	—	—	—	—
Interest income	17	15	22	28	24
Other gains (losses)	(9)	(11)	(88)	(17)	(7)
Finance costs and unwinding of obligations	(178)	(169)	(180)	(245)	(276)
Fair value adjustments	(3)	—	9	66	(17)
Share of associates and joint ventures’ profit (loss)	122	22	11	88	(25)
Profit (loss) before taxation	278	(63)	269	257	170
Taxation	(128)	(108)	(189)	(211)	(225)
Profit (loss) after taxation from continuing operations	150	(171)	80	46	(55)
Discontinued operations
Profit (loss) from discontinued operations	—	—	—	(116)	16
Profit (loss) for the year	150	(171)	80	(70)	(39)

Allocated as follows
Equity shareholders
- Continuing operations	133	(191)	63	31	(74)
- Discontinued operations	—	—	—	(116)	16
Non-controlling interests
- Continuing operations	17	20	17	15	19
	150	(171)	80	(70)	(39)

Basic earnings (loss) per ordinary share (cents)	32	(46)	15	(20)	(14)
Earnings (loss) per ordinary share from continuing operations	32	(46)	15	8	(18)
Earnings (loss) per ordinary share from discontinued operations	—	—	—	(28)	4

Diluted earnings (loss) per ordinary share (cents)	32	(46)	15	(20)	(14)
Earnings (loss) per ordinary share from continuing operations	32	(46)	15	8	(18)
Earnings (loss) per ordinary share from discontinued operations	—	—	—	(28)	4
Dividend per ordinary share (cents)	6	10	—	—	—

	As at 31 December
	2018	2017	2016	2015	2014
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated balance sheet data
ASSETS
Non-current assets
Tangible assets	3,381	3,742	4,111	4,058	4,863
Intangible assets	123	138	145	161	225
Investments in associates and joint ventures	1,528	1,507	1,448	1,465	1,427
Other investments	141	131	125	91	126
Inventories	106	100	84	90	636
Trade, other receivables and other assets	102	67	34	13	20
Deferred taxation	—	4	4	1	127
Cash restricted for use	35	37	36	37	36
Other non-current assets	—	—	—	18	25
	5,416	5,726	5,987	5,934	7,485
Current assets
Other investments	6	7	5	1	—
Inventories	652	683	672	646	888
Trade, other receivables and other assets	209	222	255	196	278
Cash restricted for use	31	28	19	23	15
Cash and cash equivalents	329	205	215	484	468
	1,227	1,145	1,166	1,350	1,649
Non-current assets held for sale	—	348	—	—	—
	1,227	1,493	1,166	1,350	1,649
Total assets	6,643	7,219	7,153	7,284	9,134
EQUITY AND LIABILITIES
Share capital and premium	7,171	7,134	7,108	7,066	7,041
Accumulated losses and other reserves	(4,519)	(4,471)	(4,393)	(4,636)	(4,196)
Shareholders’ equity	2,652	2,663	2,715	2,430	2,845
Non-controlling interests	42	41	39	37	26
Total equity	2,694	2,704	2,754	2,467	2,871
Non-current liabilities
Borrowings	1,911	2,230	2,144	2,637	3,498
Environmental rehabilitation and other provisions	827	942	877	847	1,052
Provision for pension and post-retirement benefits	100	122	118	107	147
Trade, other payables and deferred income	3	3	4	5	15
Deferred taxation	315	363	496	514	567
	3,156	3,660	3,639	4,110	5,279
Current liabilities
Borrowings	139	38	34	100	223
Trade, other payables, deferred income and provisions	594	638	615	516	695
Taxation	60	53	111	91	66
	793	729	760	707	984
Non-current liabilities held for sale	—	126	—	—	—
	793	855	760	707	984
Total liabilities	3,949	4,515	4,399	4,817	6,263
Total equity and liabilities	6,643	7,219	7,153	7,284	9,134
Number of ordinary shares as adjusted to reflect changes in share capital	412,769,980	410,054,615	408,223,760	405,265,315	404,010,360
Share capital (exclusive of long-term debt and redeemable preference shares)	16	16	16	16	16
Net assets	2,694	2,704	2,754	2,467	2,871

Annual dividends

The table below sets forth the amounts of interim, final and total dividends declared in respect of the past five years in cents per ordinary share.

Year ended 31 December (1)	2018	2017	2016	2015	2014
South African cents per ordinary share	70	130	—	—	—

US cents per ordinary share(2)	6	10	—	—	—

(1)
Since 2017, the dividend policy allows the Board, at its discretion, to declare an annual dividend to be based on 10 percent of the free cash flow generated by the business, before growth capital expenditure, for that financial year.

(2)	Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

For further information on the company’s policy on dividend distributions, see “Item 8A: Consolidated Financial Statements and Other Financial Information—Dividends”.

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

AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, silver and sulphuric acid.  The market prices for these commodities fluctuate widely.  These fluctuations are caused by numerous factors beyond the company’s control.  For example, the market price of gold may change for a variety of reasons, including:

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

The market price of gold has been and continues to be significantly volatile. During 2018, the gold price traded from a low of $1,173.56 per ounce to a high of $1,358.09 per ounce, remaining well below a peak of $1,900 per ounce in September 2011. Between 1 January 2019 and 19 March 2019, the gold price traded between a low of $1,279.53 per ounce and a high of $1,341.08 per ounce. On 19 March 2019 the afternoon price for gold on the London Bullion Market was $1,307.70 per ounce. In addition to protracted declines such as the one experienced from 2011 through 2015, the price of gold is also often subject to sharp, short-term changes.

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

Central banks’ policies can affect the price of gold. If gold is treated as a safe alternative investment during economic downturns, the price of gold may fall when central banks end quantitative easing or increase interest rates. For example, the price of gold fell to annual lows when the Chairman of the U.S. Federal Reserve announced a reduction in quantitative easing in June 2013, the end of the quantitative easing programme in October 2014 and an increase in interest rates in December 2015. Similarly, gold prices continued on a downward trend after the Chairman’s announcement of an increase in interest rates in December 2016. In addition, the gold price has generally decreased since the beginning of 2018 in light of the Chairman’s announcement of ongoing interest rate increases and may continue to be unpredictable. Any future announcements or proposals by the U.S. Federal Reserve, or any of its board members or regional presidents or other similar officials in other major economies may materially and adversely affect the price of gold and, as a result, AngloGold Ashanti’s financial condition and results of operations.

Whilst overall supply and demand typically do not affect the gold price in the same manner or to the same degree as other commodities due to the considerable size of historical mined stocks of gold, events that affect supply and demand may nonetheless have an impact. According to the World Gold Council, demand for gold is generally driven by four main sectors, namely jewellery, investment, central banks and technology. The market for gold bullion bar, AngloGold Ashanti’s primary product, is generally limited to bullion banks, the number of which has declined in recent years. Central banks’ purchases can be adversely affected by declines in foreign exchange reserves. For example, this was one of the factors that drove a 33 percent decline in net gold purchases by central banks in 2016 compared to 2015. Demand for gold is also largely impacted by trends in China and India, which account for the highest gold consumption worldwide. Demand for gold may be particularly affected by government policies in these countries. For example, according to the World Gold Council, gold demand in China fell 38 percent in 2014 compared to 2013 and demand for gold bars and coins fell by 50 percent due in part to the Chinese government’s anti-corruption programme, which put limited pressure on demand for gold ornaments and so-called “gift bars”. In India, government intervention to try to reduce the trade deficit, a material portion of which is linked to gold imports, led to various import taxes being introduced, which unsettled the domestic market for gold in 2016. The Indian government also introduced measures in 2016 to reduce undeclared income, including a demonetisation policy put in place in November 2016. Although gold imports temporarily increased when the Indian government announced its decision to retire the 500-rupee and 1,000-rupee bank notes, as soon-to-be obsolete notes were used to buy gold, gold imports registered a 55 percent decline by value the following month due to the lack of liquidity resulting from the demonetisation. These and similar policies in India, China or other large gold-importing countries could adversely affect demand for, and consequently prices of, gold.

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

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-term strategic decisions.  Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A further sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment.  Mines with marginal headroom may be subject to decreases in value that are not temporary, which may result in impairment losses. See “—Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant ". The market value of gold inventory may be reduced and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold.  The use of lower gold prices in Ore Reserve estimates and life of mine plans could also result in material impairments of the company’s investment in mining properties or a reduction in its Ore Reserve estimates and corresponding restatements of its Ore Reserve and increased amortisation, reclamation and closure charges.

The price of silver has also experienced significant fluctuations in past years.  During 2018, the price varied between a low of $13.96 per ounce and a high of $17.57 per ounce. On 19 March 2019, the price of silver was $15.35 per ounce.

Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off-take, and silver coin minting.

If revenue from sales of gold, silver or sulphuric acid falls below their respective cost of production for an extended period, AngloGold Ashanti may experience losses and curtail or suspend some or all of its exploration projects and existing operations or sell underperforming assets.  Declining commodities prices may also force a reassessment of the feasibility of a particular project or projects, which could cause substantial delays or interrupt operations until the reassessment can be completed.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Gold is principally a U.S. dollar-priced commodity and most of the company’s revenues are realised in, or linked to, U.S. dollars, whilst cost of sales are largely incurred in the local currency where the relevant operation is located.  Given the company’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the South African rand, Ghanaian cedi, Brazilian real, Argentinian peso and the Australian dollar.  The weakness of the U.S. dollar against local currencies results in higher cost of sales in U.S. dollar terms.  Conversely, the strengthening of the U.S. dollar lowers local cost of sales in U.S. dollar terms.

From time to time, AngloGold Ashanti may implement currency hedges intended to reduce volatility in our foreign currency exposure.  Such hedging strategies may not be successful, and any of AngloGold Ashanti unhedged exchange payments will continue to be subject to market fluctuations.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results.  For example, based on average exchange rates received in 2018, the company estimates that a one percent strengthening of all of the South African rand, Brazilian real, the Argentinian peso or the Australian dollar against the U.S. dollar will, other factors remaining equal, result in an increase in total cash costs of approximately $5.3 per ounce.

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

The price of oil has fluctuated between $50 and $87 per barrel of Brent Crude in 2018. As of 19 March 2019, the price of oil was at $67.48 per barrel of Brent Crude.  AngloGold Ashanti estimates that for each U.S. dollar per barrel rise or fall in the oil price, other factors remaining equal, total cash costs of all its operations change by approximately $1.00 per ounce. The total cash costs of certain of the company’s mines, particularly Sadiola, Siguiri, Geita, Tropicana, Iduapriem and Kibali are most sensitive to changes in the price of oil. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction by governments of new levies. For example, in Tanzania, fuel duty exemption claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Tanzanian Customs and Excise authorities. The Tanzanian Minister of Finance and Economic Affairs revoked, as from 1 July 2009, the Government Notice No. 480 of 2000 which granted mining companies an exemption from excise duty on fuel products . While AngloGold Ashanti believes that this revocation will not affect its status to claim exemption on fuel duty as the duty relief is protected by the Mining Development Agreement (MDA), there can be no assurance of protection under the MDA with respect to future changes to this or other duty exemptions. Currently, the Tanzanian tax authorities refuse all excise duty exemptions on fuel supplied to AngloGold Ashanti's Geita mine contractors, which refusal has resulted in a cost impact of approximately $2 million per annum.

Furthermore, the price of steel has also been volatile.  Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine.  For example, in 2016 the price of flat hot rolled coil (North American Domestic FOB) steel traded between $379 per tonne as of 1 January 2016 and $630 per tonne as of 29 June 2016. On 19 March 2019, the price of flat hot rolled coil (North American Domestic FOB) was $700 per tonne.

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

In South Africa, electricity is supplied by Eskom, a state-owned power generation company. Although other competitors in the renewable energy market have now entered the power supply market, the power supply is still channelled through the Eskom infrastructure. Electricity is used for most of our business and safety-critical operations, including cooling, hoisting and dewatering.  Loss of power can therefore impact production and employee safety, and prolonged outages could lead to flooding of workings and ore sterilisation.  In 2008, Eskom and the South African government declared a national emergency and warned that they could no longer guarantee the availability of electricity due to a national supply shortage which at the time was blamed on coal supply shortages, heavy rainfall and unplanned generation-set outages as a result of maintenance backlog and asset ages.

A warning of the “very high” risk of blackouts was reissued at the start of 2011 and each year until 2015.  Since February 2014, AngloGold Ashanti has reduced its electricity consumption in South Africa by more than 10 percent measured in Gigawatt hour usage as requested by Eskom. Although Eskom introduced a schedule of rolling blackouts, or “load shedding”, the company has been able to negotiate such periods of load shedding with no impact on production due to curtailments using strict energy management and controls.

Since the beginning of 2017, the integrity of power supply to the company’s South African operations has improved due to Eskom's accelerated maintenance schedules and improved reliability as a result of reduced national demand for electricity.  However, in late November and early December 2018, Eskom was forced again to implement load shedding due to a combination of factors including plant breakdowns, urgent plant maintenance, lower-than-expected output from the Medupi and Kusile coal-fired power stations and damage to the power transmission lines linking South Africa to the Cahora Bassa hydroelectric dam in Mozambique. In mid-December 2018, President Cyril Ramaphosa appointed a task team to advise the South African government on how to resolve the power utility's operational, structural and financial challenges. Although it was able to keep operating during mid-December 2018 due to lower demand from business and industry, from early January 2019 onwards Eskom had to implement load shedding again. A high degree of load shedding has been continuous ever since. On 7 February 2019, President Cyril Ramaphosa announced during his State of the Nation Address (SONA) that Eskom will be unbundling into three separate entities, i.e. Generation, Transmission and Distribution, to improve operations and contain costs.

Eskom and the National Energy Regulator of South Africa (NERSA), which sets prices and tariffs for Eskom recognise the need to increase electricity supply capacity, and a series of tariff increases and proposals have been enacted since 2010 to assist in the funding of this expansion. According to reports in early 2019, Eskom is about $29 billion in debt and has been seeking ways to reduce its liabilities. Furthermore, on 12 March 2018, David Mabuza, Deputy President of South Africa, stated before the South African National Assembly that Eskom's debt could peak at about $35 billion after the completion of the Medupi and Kusile coal-fired power stations. On 14 January 2019, NERSA started a series of nationwide public hearings on what South Africans will be paying for electricity. Over the course of three weeks, NERSA held hearings on what the debt-laden national power utility will get to charge for electricity in years ahead and it announced its decision on 7 March 2019. The announcement was done in two parts covering the annual revenue allocation for the next three years as well as the amount Eskom will be allowed to recover from its customers based on actual sales and expenditure in 2017/2018 versus the amount projected when the revenue for that period was originally allocated about six years earlier. In March 2019, Eskom challenged NERSA’s decision to allow Eskom to recover only ZAR190 billion for the current financial year (2019) instead of the ZAR215 billion Eskom had applied for. No date has yet been determined for the court to hear this matter. Eskom has now also lodged a challenge to NERSA’s three decisions in terms of the Regulatory Clearing Account (RCA) methodology, which allowed Eskom to recover only about ZAR32.69 billion in relation to actual sales and expenses in 2014/2015, 2015/2016 and 2016/2017. This is significantly less than the ZAR66.6 billion Eskom had applied for. The ZAR32.69 billion will be recovered by an addition to electricity tariffs in the next four years, which will add to the revenue allocation NERSA announced on 7 March 2019. It is unclear when these challenges lodged will be finalised, but court processes are generally slow and the uncertainty this situation brings about the future price path could continue for a long time.

With respect to electricity tariffs, since 2013, NERSA allowed Eskom to increase such tariffs at an average yearly increase of 8 percent for 2013 and 2014, 12.69 percent for 2015, 9.4 percent for 2016, 2.2 percent for 2017 and a 5.23 percent for 2018. Eskom announced in October 2018 that it has asked NERSA for a 15 percent tariff increase per year for the following three financial years. In the past, NERSA has at times not granted the full tariff increases stating that Eskom needed to change its operating model and reduce its costs for the benefit of the South African economy. Rather than the double-digit increases requested by Eskom, power tariffs will only rise by 9.4 percent in 2019, 8.1 percent in 2020 and 5.2 percent in 2021.

There can be no assurance as to the existence or nature of any government intervention with respect to tariff increases in the future.  Other difficulties at Eskom, relating to a large financial deficit, may result in additional tariff increases.

Additionally, Eskom has been mired in allegations of corruption and is the subject of a parliamentary investigation which has implicated a number of its highest ranking executives. As energy represents a large proportion of the company's operating costs in South Africa, tariff increases have had, and any future increases will have, a materially adverse impact on the total cash costs of the company's South African operations.

In Ghana and Brazil, the company has also identified a risk of energy shortages.  The company’s mining operations in Ghana depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema.  AngloGold Ashanti negotiates rates directly with the VRA to power the Obuasi mining operations and the VRA may not agree to a satisfactory rate during future rounds of negotiations. AngloGold Ashanti procures electricity for Iduapriem from the Electricity Company of Ghana (ECG) which is supplied by the VRA.

Ghana has a major power generation deficit that has resulted in significant load shedding across the country.  For example, the company experienced extended power interruptions in Ghana in the first quarter of 2014, which limited access to higher grade areas. It also experienced frequent load shedding at Iduapriem in 2015, at times experiencing multiple outages in a single day. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA’s primary generation source, may be curtailed, as occurred in 1998, 2003, 2006, 2007 and 2016. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment.  Disruptions in the natural gas supply from Nigeria in March 2015, via the West Africa Gas Pipeline, have led to some reduction in thermal generation capacity and the use of more expensive light crude oil, which is putting upward pressure on power tariffs. In the past, the VRA has obtained power from neighbouring Côte d’Ivoire, which has intermittently experienced political instability and civil unrest.

In Brazil, a two-year drought in 2014 and 2015 adversely affected hydro-electrical power generation. Similar water shortages in the future could have an adverse impact on AngloGold Ashanti’s operations in Brazil.

In Guinea, Tanzania and Mali, the company’s mining operations are dependent on power supplied by outside contractors and supplies of fuel are delivered by road.  Power supplies in these countries have been disrupted in the past, resulting in production losses due to equipment failure.

Increased energy prices could also negatively impact operating costs and cash flow of AngloGold Ashanti’s operations.

Global economic conditions could adversely affect the profitability of operations.

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. Despite signs of economic recovery in certain geographic markets, global economic conditions remain fragile with significant uncertainty regarding recovery prospects, levels of recovery and long-term economic growth effects. Concerns remain regarding the sustainability and future of both the European Monetary Union and its common currency, the Euro, and the European Union, in their current form, particularly following the vote in favour of the United Kingdom’s withdrawal from the European Union in June 2016 and the official triggering by the UK government of the "Brexit" process in March 2017 and the uncertainty of the resulting terms of the withdrawal and subsequent negotiations. Concerns also exist regarding the negative impacts of the downgrade of the sovereign credit rating of the Republic of South Africa in recent years.

Concerns remain regarding South Africa’s credit rating. On 24 November 2017, S&P Global downgraded South Africa’s credit rating to full sub-investment grade, while its counterpart Moody’s placed the country on review for downgrade. S&P Global's announcement followed a similar announcement by Fitch, affirming South Africa’s rating at sub-investment grade on 23 November 2017. Moody’s decision to put South Africa on review, rather than downgrade it outright, means that South Africa can remain in key global bond indices such as the Citigroup World Bond Index (WGBI). Moody’s held South Africa local and foreign issued debt on the cusp of investment and sub-investment grade. Membership in the WGBI requires that at least Moody’s or S&P Global rates a country’s local currency rating as investment grade. Moody's on 23 March 2018 affirmed South Africa's investment-grade credit rating at Baa3 and revised its credit outlook to stable from negative. See “–Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing”.

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

Many of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods. It is possible that significantly higher future inflation in the countries in which the company operates may result in an increase in operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the U.S. dollar or an increase in the U.S. dollar price of gold). This could have a material adverse effect on the company’s results of operations and financial condition. Significantly higher and sustained inflation, with a consequent increase in operational costs, could result in the rationalisation (including closure) of higher cost mines or projects.

Of particular concern is the inflation rate in Argentina which increased from an average of 10 percent in 2012 to 40.5 percent in 2016. Inflation in Argentina was recorded at 17.8 percent in 2017 and inflation rose to 47.5 percent in 2018. Hyper-inflationary reporting will be reflected in the financial statements of our local subsidiaries. However, hyper-inflationary movements are not reflected in the group’s consolidated financial statements as our local Argentinian subsidiary is deemed to have a US dollar functional currency. When inflation reaches highly inflationary levels in Argentina, social unrest and union activity may increase which in turn may have an adverse effect on AngloGold Ashanti’s operational costs and results of operation in that country.

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

For example, AngloGold Ashanti may prove unable to successfully develop the La Colosa and Gramalote projects and the Nuevo Chaquiro deposit that is part of the Quebradona project in Colombia as well as other potential exploration sites due to difficulties that could arise in relation to, for example, social and community opposition, litigation and governmental regulatory or administrative proceedings, the classification of land covered by mining titles as an environmentally-protected area, ore body grades, definition of adequate Ore Reserve and Mineral Resource and the time taken to prove project feasibility that could result in the expiry of permits. See “ -Mining companies are subject to extensive environmental laws and regulations” and “Item 8A: Legal Proceedings -Colombia”.

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

These estimates depend on assumptions made based on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available sampling results. For example, following completion of enhanced prefeasibility studies for both projects, AngloGold Ashanti announced the maiden Ore Reserve for the Gramalote project in February 2018 and the maiden Ore Reserve for the Quebradona project in February 2019. No assurance can be given that Ore Reserve estimates or other estimates are accurate or that the indicated levels of gold, uranium, copper or other mineral will be produced. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Ore Reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortisation rates, asset carrying amounts and/or provisions for closure, restoration and environmental rehabilitation costs.

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

Older mines in the South African region have started to reach the end of their economic lives, several decades after production started. These mines face various systemic challenges, including near-depletion of Ore Reserve, increasing depth and distance from central infrastructure, declining production profiles, and cost escalation that has continued to outpace both inflation and a subdued gold price. For example, the cost performance of certain operations, notably TauTona and Kopanang, has clearly demonstrated these challenges, with all-in sustaining costs for 2017 of $2,242/oz and $1,593/oz, respectively. This compared with an average annual gold price over that period of $1,258/oz. Both mines also sustained significant operating losses through 2017. TauTona ceased mining in September 2017 and has been placed in orderly closure. The sale of Kopanang was completed in February 2018 as well as the sale of Moab Khotsong.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimising the incidence and impact of seismic activity, seismic events have caused death and injury to employees and contractors as well as safety-related stoppages and may continue to do so in the future.

Seismic activity may also cause a loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental pollution and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in South Africa three rock burst accidents occurred at Mponeng mine during the last quarter of 2017, resulting in four employee fatalities in addition to production losses due to stoppages. The total production loss associated with the three incidents was approximately 14,000m2 (approximately 800 kg of gold with an approximate value of $36 million). In the second quarter of 2018, Mponeng experienced another rock burst related accident causing one fatality in the 126 Return Air Way (RAW) development end. As the subsequent stoppage caused by this fatal accident was limited to the 126 RAW development only, the impact on production in 2018 was negligible. Nevertheless, the 126 level is crucial to open up future face length at Mponeng and such stoppages related to seismic activity might have a material impact on future face length creation which may result in financial losses.

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

Mining companies face strong competition and industry consolidation.

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

Further, industry consolidation may lead to increased competition and may harm AngloGold Ashanti’s operating results. A number of transactions have recently been announced or completed in the gold mining industry. In this regard, some of AngloGold Ashanti’s competitors have made acquisitions or entered into business combinations, joint ventures, partnerships or other strategic relationships. For example, Barrick Gold Corporation completed its merger with Randgold Resources Limited in January 2019. In the same month, Newmont Mining Corporation and Goldcorp Inc. announced that both companies had agreed to a strategic business combination, subject to customary closing conditions. Further, in March 2019, Barrick Gold Corporation and Newmont Mining Corporation signed an agreement to create a joint venture combining their respective mining operations, assets, reserves and talent in Nevada, subject to customary closing conditions. Similar consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving AngloGold Ashanti’s competitors may benefit from greater economies of scale, significantly larger asset bases and broader differentiation of mining assets in respect of geographies and commodities than AngloGold Ashanti. In addition, following such transactions certain of AngloGold Ashanti’s competitors may decide to sell specific mining assets increasing the availability of such assets in the market. An excess of mining assets available for sale could have a material adverse impact on any of the company’s contemplated asset sales and could result in sales processes taking longer to complete or not completing at all or not realizing the full value of the assets being disposed of. Such developments could have a material adverse effect on the company’s business, operating results and financial condition.

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

From time to time, new or updated health and safety laws, regulations and standards are introduced and may be more stringent than those to which AngloGold Ashanti is currently subject. Should compliance with these laws, regulations and standards require a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any incident or failure to comply with applicable regulations, the company’s results of operations and financial condition could be adversely affected. Furthermore, AngloGold Ashanti continues to implement its enhanced safety programme, which could result in increased costs for the company.

In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, so-called “Section 54 safety stoppages” have become a significant issue as an enforcement mechanism used by the Department of Mineral Resources Mining Inspectorate whose inspectors routinely issue such notices. For example, in 2018, 31 notices were issued that had a material adverse impact on production at the company’s mines. Section 54 safety stoppages resulted in the estimated direct loss of 47,100, 78,887, 73,208, 11,324 and 4,680 ounces of gold production from the South African region operations during 2014, 2015, 2016, 2017 and 2018, respectively.

AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement action for non-compliance with health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.

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

These businesses are under pressure to demonstrate that whilst they seek a satisfactory return on investment for shareholders, human rights are respected and other social partners, including employees, host communities and more broadly, the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have, or have, a high impact on their social and physical environment. The enhanced usage and scale of social media and other web-based tools to publish, share and discuss user-generated content further increases the potential scope and force of public scrutiny. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in additional operating costs to address actual or perceived shortcomings, reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal.

Existing and proposed mining operations are often located at or near existing towns and villages, natural waterways and other infrastructure or natural resources. As the impacts of dust generation, waste storage, water pollution or water shortages may be immediate and directly adverse to those communities, poor environmental management practices, or, in particular, adverse changes in the supply or quality of water can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, following the outcome of the referendum held on 26 March 2017 in the Colombian municipality of Cajamarca, which hosts the company’s La Colosa exploration site, AngloGold Ashanti’s management has taken the decision to pause much of the current fieldwork around the project pending a study of the community’s opposition to the project on AngloGold Ashanti’s planned future investment. In the meantime, AngloGold Ashanti will continue its engagement with all stakeholders to build consensus around the creation of a modern, environmentally responsible gold-mining industry in Colombia. In addition, in the Colombian town of Piedras in the Tolima province, AngloGold Ashanti is contesting a referendum attempting to ban all mining activities in the area. See “Item 8A: Legal Proceedings-Colombia”. Similar votes or referenda may be conducted in the future in these or other locations in Colombia where we have mining licenses. These votes and referenda or future votes or referenda could have an adverse impact on AngloGold Ashanti’s reputation, its ability to develop its mining concessions in Colombia, and its results of operations and financial condition.

Mining operations must be designed to minimise their impact on such communities and the environment, including by changing mining plans, by modifying operations or by relocating the affected people to an agreed location. Responsive measures may also include restoration of the livelihoods of those impacted. In addition, AngloGold Ashanti is obliged to comply with the terms and conditions of all the mining rights it holds. In this regard the Social and Labour plan provisions of its mining rights in South Africa must make provision for local economic development (LED) programmes. The LED programmes must take into account the key economic activities of the area in which AngloGold Ashanti operates its mines, the impact its mines will have on the local and labour-sending communities, various infrastructure and poverty eradication projects its mines may be supporting in connection with integrated development plans in the areas its mines operate and also must provide for measures that assist in addressing housing and living conditions of its employees.

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical, as well as potential future, environmental or health impacts in those areas. For example, certain parties, including non-governmental organisations (NGOs), community groups and institutional investors, have raised concerns and, in the case of some individuals in Obuasi, threatened or commenced litigation, relating to air pollution or surface and groundwater quality, amongst other issues, in the area surrounding the company’s Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste.

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

AngloGold Ashanti’s operations are subject to extensive environmental laws and regulations in the various jurisdictions in which it operates. These regulations, as well as international standards for the industry, establish limits and conditions on the company’s ability to conduct its operations and govern, amongst other things, extraction, use and conservation of water resources; air emissions (including dust control); water treatment and discharge; regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings.

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

Closure of a mine could trigger or accelerate obligations, including to conduct environmental rehabilitation activities and/or to address historical impacts on environmental quality in the area surrounding the mine. Costs incurred by the company in excess of AngloGold Ashanti’s existing provisions for such matters, or on a more accelerated or compressed timeline than currently anticipated, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

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

For example, in Colombia, various plaintiffs, including governmental authorities and various associations that represent local communities, brought legal proceedings against AngloGold Ashanti Colombia S.A. (AGAC) alleging that AGAC violated applicable environmental laws in connection with the La Colosa project. In one such proceeding, AGAC filed an action against the Colombian Department of the Environment, Housing and Territorial Development (DoE) after the DoE issued a fine of $70,000 against the company. Following a series of appeals, in January 2017 the appellate court reinstated the fine against the company. Although the amount of the fine is not significant, the finding that the company breached environmental laws could be used as the basis for legal action by the Colombian government that could prohibit AGAC from doing business with the Colombian government for a period of five years. As a result, AGAC’s three core concession contracts relating to the La Colosa project could be cancelled. AGAC could be required to abandon the La Colosa project and all other existing mining concession contracts and pending proposals for new mining concession contracts of AGAC. However, this would not affect those of other companies of the AngloGold Ashanti group operating in Colombia. AGAC is currently evaluating its options with respect to this matter. Separately, in October 2016, Tolima’s Administrative Court ordered that a technical study be prepared by April 2017 to determine whether the La Colosa project presents a “threat” to the environment during its exploration phase. In December 2017, Ibagué's Third Administrative Court ordered a similar technical study. AGAC is in the process of appealing these orders, but if such threat is determined to exist, certain activities at La Colosa may be suspended. See “Item 8A: Legal Proceedings-Colombia”.

In addition, unknown environmental hazards may exist on the company's properties which may have been caused by previous owners or operators. An incident at AngloGold Ashanti's operations could lead to the imposition of legal obligations, including the remediation of environmental contamination and claims for property damage and personal injury from adjacent communities. Incidents at AngloGold Ashanti's operations, or other mining companies' operations, could result in the tightening of regulatory requirements and restrictions that are applicable to AngloGold Ashanti's mining operations. For example, brief gold processing stoppages after environmental incidents, such as pipeline failures or deficiencies in water management systems, have occurred previously at AngloGold Ashanti's Obuasi mine in Ghana.

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

Mining and mineral processing operations generate waste rock and tailings. The impact of dust generation, breach, leak, or other failure of a waste rock or tailings storage facility (TSF), including any associated dam, can be significant. An incident at AngloGold Ashanti’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs, also in respect of other mine operators. See “Item 4B: Business Overview–Environmental, Health and Safety Matters”.

For example, a TSF at the Córrego do Feijão iron ore mine owned by Vale at Brumadinho in the state of Minas Gerais in Brazil burst on 25 January 2019. Following the dam failure, tailings reached the mine’s administrative area and part of the local community, reportedly resulting in death or injury to hundreds of people. As a result of this incident, environmental licensing processes in Brazil for mining companies are expected to be extremely difficult in the future, especially those involving TSFs. It is expected that there will be significant changes in federal and state legislation and regulation, as well as much more intense scrutiny and control of, as well as cost increases associated with inspecting, maintaining and constructing, TSFs. Certain types of TSFs may be prohibited, and may result in operational restrictions until alternate facilities can be constructed or existing facilities can be reinforced. In addition, it is believed that pressure from local communities will increase significantly and there will be an elevated risk to the social license to operate. For example, due to recently issued regulations by the Brazilian National Mining Agency, the Serra Grande mine in the state of Goiás is planning to reinforce the dam walls of its TSF in advance of expected future decommissioning. Planning is still at an early stage, however, and the applicable requirements are subject to change later in 2019; accordingly the related costs for reinforcing the dam walls of the facility and, ultimately, for decommissioning the dam, cannot yet be predicted. Furthermore, the suspension of environmental licensing permit processes for TSFs in the state of Minas Gerais will potentially delay all the approval processes with respect to our operating permits, and may compromise our production plans after August 2019, in respect of our Minas Gerais operations. Further and more substantial amendments to the regulatory requirements in Brazil governing such TSFs and related dams are anticipated in 2019. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the impacted areas. Estimates of the total ultimate closure, reclamation and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing infrastructure and facilities design and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations. For example, in South Africa, regulations require mining companies to make financial provisions for rehabilitation for at least 10 years. However, the compliance deadline for new regulations under the National Environmental Management Act, No. 107 of 1998 (as amended) (NEMA) has been postponed by the South African Department of Environmental Affairs (DEA) to February 2020. These new regulations acknowledge challenges identified by the industry in collaboration with the Minerals Council South Africa (the former Chamber of Mines of South Africa). Further and more substantial amendments to these regulations are anticipated in 2019. See “Item 4B: Business Overview–The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

The costs required to comply with these obligations and any similar ones enacted in other jurisdictions may have an adverse impact on the company’s financial condition.

AngloGold Ashanti’s provisions for decommissioning and for restoration (excluding joint ventures) totalled $851 million in 2014, $683 million in 2015 (following the sale of CC&V), $705 million in 2016, $695 million in 2017 and $622 million in 2018.  Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information based on our commitments in terms of environmental legislation or agreements with government. Estimates notably relate to discount rates, which may vary due to changes in global economic assumptions, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities). Estimates may, however, be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows. Further, sudden changes in a life of mine plan or the accelerated closure of a mine may give rise to the recognition of additional liabilities that are not anticipated.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. A number of international and national measures to address or limit GHG emissions are in various phases of discussion or implementation in the countries in which the company operates. As a result of commitments made at the UN Climate Change Conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (Paris Agreement). The Paris Agreement, which requires developed countries to set targets for emissions reductions, came into force on 4 November 2016. Additional measures addressing GHG emissions may be implemented at national or international levels in various countries. For example, in South Africa, on 19 February 2019, South Africa’s National Assembly adopted the draft Carbon Tax Bill (2017 Carbon Tax Bill). The imposition of a tax on carbon dioxide equivalent of GHG emissions will take effect on 1 June 2019.

The tax will be phased in over time. The first phase, which ends in 2022, is designed to be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy. In addition, South Africa ratified the Paris Agreement in November 2016 and endorsed its nationally-determined contribution, which requires that GHG emissions in South Africa peak in 2020 to 2025, plateau from 2025 to 2035 and decline from 2036 onwards. In addition, on 8 June 2018, Dr. Edna Molewa, the late Minister of Environmental Affairs, published the draft National Climate Change Bill (2018 Climate Change Bill) for a period of public comment that closed on 8 August 2018. The purpose of the 2018 Climate Change Bill is to build an effective climate change response and ensure the long-term, just transition to a climate resilient and lower carbon economy and society. This will be done within the context of sustainable development for South Africa and will provide for all matters related to climate change. BUSA and the Industry Task Team on Climate Change (ITTCC), of which AngloGold Ashanti is a member, submitted comments on behalf of its members highlighting concerns regarding the lack of regulatory clarity and certainty and regulatory misalignment with International Processes and Agreements. On 27 August 2018, the South African Department of Environmental Affairs (DEA) facilitated a multi-stakeholder engagement with the business community regarding the comments received on the 2018 Climate Change Bill and acknowledged the need for further consultations. Further discussion is anticipated over the course of 2019. See also “Item 4B: Business Overview–Environmental, Health and Safety Matters”.

These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes, including for those costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these obligations is through state-level implementation of new emissions or financial obligations pursuant to evolving climate change regulatory regimes.

Other countries, including Australia and Brazil, have passed or are considering GHG trading or tax schemes and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined. See also “Item 4B: Business Overview–Environmental, Health and Safety Matters”.

In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates or patterns, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Such events or conditions, including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease, all of which could have a material adverse effect on the company’s results of operations and financial condition.

Compliance with “conflict minerals” and “responsible gold” legislation and standards could result in significant costs.

Stringent standards relating to “conflict minerals” and “responsible” gold including, but not limited to the U.S. Dodd-Frank Act, the EU Regulation 2017/821 on supply chain due diligence obligations for EU importers of gold originating from conflict-affected and high-risk areas, the OECD Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, the World Gold Council Conflict-Free Gold Standard and the London Bullion Market Association Responsible Gold Guidance have been introduced.

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

Furthermore, supply chains and rates can be impacted by natural disasters, such as earthquakes, extreme weather patterns and climate change, as well as other phenomena that include unrest, strikes, theft and fires. For example, a three-week transport strike in 2012 delayed the supply of consumables in South Africa. Although potential supply chain disruption in Mali, as a result of the coup d’état and the proliferation of armed combat in 2012 and 2013, were avoided by well-managed consumable stock holding, ongoing instability and armed conflict in the country, even following the peace accord struck in 2015, could present material supply chain difficulties. Moreover, although potential gold doré export disruptions at Geita in Tanzania, which were the result of an attempted gold heist, and in Mali, following the closure of Bamako International Airport, were minimised with the introduction of alternative transportation arrangements, such alternatives may not be available upon the occurrence of similar or more severe situations in the future. In February 2013, a fire destroyed the heavy mining equipment stock of spares and components at the Geita gold mine. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, the company might have to suspend some of its operations and its results of operations and financial condition could be adversely impacted.

The Siguiri mine in Guinea was impacted as a result of the Ebola virus outbreak of 2014 in Western Africa, where certain crisis management measures were implemented. See “—AngloGold Ashanti’s Ore Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”. AngloGold Ashanti cannot guarantee that its crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by a future Ebola or other epidemic outbreak and that there will be no knock-on effects such as severe food shortages and social impact. Epidemic-related export restrictions could similarly adversely impact the company’s financial condition and results of operations.

Concerns about the integrity or reliability of the London Bullion Market Association (LBMA) Gold Price Benchmark could adversely affect investor interest in gold and confidence in the gold market.

Historically, the gold market relied on prices and trades made relative to a benchmark known as the London Gold Fix (Fix), set by a group of five fixing banks that matched buyers and sell orders. Following a series of allegations regarding the possible manipulation of the Fix by fixing banks, U.S., German and UK regulators undertook a review of the fixing process. While the U.S. Commodity Futures Trading Commission and the German BaFin dismissed allegations of manipulation in 2013 and 2015, respectively, in 2014 Deutsche Bank withdrew from the fixing panels and the UK Financial Conduct Authority (FCA) fined one of the fixing banks. The FCA identified systems and control failures and conflicts of interest in relation to gold fixing over the nine years to 2013 and one instance of gold price manipulation in 2012. Separately, several lawsuits have been filed against fixing banks alleging that they have colluded to manipulate the gold benchmark price, including class actions instituted in the United States in 2014 and Canada in 2015. Some of these class actions were settled in the United States in 2016.

In 2015, the Fix was replaced by the London Bullion Market Association (LBMA) Gold Price Benchmark, which is run and managed by the Intercontinental Exchange (ICE). The ICE is independent of the gold market as it does not conduct any trading of gold.

Whilst AngloGold Ashanti had no role in the operation of the Fix during the period under review and has no responsibility for the conduct of the market makers in the gold market, the gold market could still be affected if the integrity of the LBMA Gold Price Benchmark is undermined as a result of ongoing lawsuits, resulting in reduced demand for the company’s gold, greater volatility in gold prices and less liquidity in the gold market. Since 2015, when AngloGold Ashanti joined the new oversight committee for the LBMA Gold Price Benchmark which is regulated by the FCA, the volumes being traded through the benchmarks have steadily increased, as have the number of direct participants. Due to some issues around the LBMA Silver Price Benchmark, ICE, under the auspices of the LBMA Gold Price Benchmark, was asked to assume the duties of managing the Silver Benchmark. As such, the LBMA Gold Price Oversight Committee has now become the LBMA Precious Metals Oversight Committee. If further allegations are made against the LBMA Gold Price Benchmark in the future, AngloGold Ashanti could be implicated more directly, which may have an adverse effect on its reputation.

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

AngloGold Ashanti maintains global information technology (IT) and communication networks and applications to support its business activities. AngloGold Ashanti outsources several information technology functions and applications to third party vendors and these engagements may have an impact on the overall cybersecurity position of the company. The primary company systems managed by third party vendors include, but are not limited to, cloud infrastructure, data centre management, server / personal computing support, enterprise resource programs, email and digital documents  and the Cyber Security Operations Centre. AngloGold Ashanti  has implemented an Information Security Management System (ISMS) to safeguard the company's IT environment. The ISMS is  a framework for the policies, standards and procedures adopted to comply with ISO/IEC 27001:2005, and manages identified cybersecurity related risks.

The company must continuously monitor the solutions implemented to support its global information technology and communication networks and applications to maintain a suitable and well-managed environment. While the security of the company's technical platforms and information systems will be regularly reviewed as part of the compliance initiatives and will be measured against the appropriate security implementation standards and documented security controls, there can be no assurance that these efforts will always be successful.

The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software, attempts to gain unauthorised access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of AngloGold Ashanti’s systems and networks or financial losses from remedial actions. For example, in 2017, the business experienced a cybersecurity attack, that compromised a senior manager's email account over a period of approximately four months. While AngloGold Ashanti did not incur monetary loss or experience reputational damage due to this breach, the case has been reported to the Australian police who investigated the matter and a full forensic report was issued by the Australian Federal Police Forensics department.

In August 2018, the Cyber Security Operation Center (CSOC), which is outsourced to a specialist cyber intelligence center, came online. All alerts relating to cybersecurity events will be issued by the CSOC for the AngloGold Ashanti cyber team to investigate. The company did not suffer any material cyber security breach, as of yet.

Information technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, which could result in the corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption.  AngloGold Ashanti's insurance program includes limited coverage for cyber-related crimes and incidents as part of the global insurance program, and material system breaches and failures could result in significant interruptions that could adversely affect AngloGold Ashanti’s operating results and reputation.

The interpretation and application of consumer and data protection laws in South Africa, the United States and elsewhere are evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with AngloGold Ashanti’s data practices. Complying with these various laws is essential and could cause the company to incur substantial costs or require it to change its business practices in a manner adverse to its business.

For example, on 25 May 2018, the General Data Protection Regulation (GDPR) came into force. The GDPR is a European Union (EU) wide framework for the protection of personal data of EU based individuals. The GDPR enhances existing legal requirements through several new rules, including stronger rights for data subjects and mandatory data breach notification requirements, and increases penalties for non-compliance. Failure to comply with the GDPR may lead to a fine of up to four percent of a company’s worldwide turnover or up to € 20 million. Also, GDPR has a scope that extends beyond the borders of the EU and does not only affect EU operations.

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

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, Mali, Guinea, Ghana, Tanzania, South Africa, Colombia and Brazil, have in the past experienced, and in certain cases continue to experience, a difficult security environment.  In particular, various illegal groups active in regions in which the company is present may pose a credible threat of organised crime, military repression, terrorism, civil unrest and disturbances, sabotage, extortion and kidnapping, which could have an adverse effect on its operations in these and other regions.

For example, Mali continues to experience a difficult security environment since the military coup in March 2012.  The situation in Mali remains of heightened concern as a result of the instability in northern Mali, which increasingly is spreading further south and has become more concentrated in Central Mali over the last couple of years. In addition, the presidential and parliamentary elections during 2018 heightened political tensions and instability in the country.

The eastern part of the DRC also continues to experience tension consistent with the cycles of unrest experienced since the late 2000s.  Fighting has caused instability in the area and could expand or intensify, particularly in response to certain political actions. The 2018 general election in the DRC, delayed due to administrative issues, occurred on 30 December 2018. On 10 January 2019, Félix Tshisekedi, leader of the Union for Democracy and Social Progress (UDPS) opposition party, was declared winner of the election and sworn in as president on 24 January 2019. Even though the 2018 elections were disputed and chaotic, these elections have been relatively peaceful compared to the 2006 and 2011 elections which were marred by violence.

In 2012, AngloGold Ashanti Colombia’s (AGAC) assets and employees were the targets of direct hostile attacks around the La Colosa project’s area of influence.  Although a peace agreement with the Revolutionary Armed Forces of Colombia-People’s Army (FARC) was brokered in 2016, the risk of rogue factions joining criminal gangs remains a threat and other similar attacks could adversely affect the company’s activities in Colombia in the future. In 2018, neighbouring mining companies have experienced violent attacks on their staff, which indicates a heightened security risk.

Attacks on mining companies (for example, attacks targeting gold rooms where smelted gold bars are stored before being transported to other facilities) have been occurring in Brazil and South Africa over the last couple of years and the risk of future attacks remains a threat and could adversely affect the company’s activities in Brazil and South Africa.

From 2009 to 2015, the company recorded an almost four-fold increase in the instances of injury to security personnel, including members of AngloGold Ashanti’s internal security, private security companies and public security forces in certain jurisdictions. The injury rate increase was caused by a rise in the number and severity of security incidents resulting from increased illegal and artisanal mining due to a steady migration of people into the applicable areas and an increase in the level of organisation and funding of criminal activity around some of the company’s Continental African operations. Although this trend stabilised from 2016 onwards, intrusions onto the company’s tenement and operational areas, including illegal mining-related activities in particular, continue to be a challenge.  The most significant security challenges remain in Tanzania, Guinea, Mali and Ghana, in areas where there is endemic poverty and high levels of unemployment. See “—Illegal and artisanal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability”. If the security environment surrounding the company’s operations that are most exposed to these challenges deteriorates, employee, third-party and community member injuries and fatalities could also increase.  Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition.

In some instances, risk assessments categorise threats as serious enough to require resorting to public security forces, such as national police or military units on a near-permanent basis. For example, in 2018, the withdrawal of the Gendarmes, Malian paramilitary units, from the closed Yatela mine in Mali, resulted in a mass invasion of illegal miners into the dormant pit, resulting in numerous fatalities amongst such illegal miners due to landslides. In the event that continued invasions in any of the company’s countries of operations compromise the company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis.  This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Furthermore, the company continues to experience strained relationships with certain of its host communities.  AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. AngloGold Ashanti has also been publicly accused of inadequate resettlement practices at its Siguiri operation in Guinea by local and international non-governmental organisations (NGO), which poses reputational risk. The company has been working with members of the local community, the International Finance Corporation (IFC) and Nedbank (a South African bank) to try to resolve these issues through a collaborative approach using the dispute-resolution process of the IFC’s Office of the Compliance Advisor Ombudsman.

Additionally, AngloGold Ashanti has been involved in several disputes with the Merafong City Local Municipality (Municipality) in South Africa over immovable property valuations as well as water services surcharges. These matters have drawn public attention and have been discussed with South Africa's Minister of Mineral Resources. The property valuation objections were dismissed and AngloGold Ashanti appealed the decision. The appeal went before a Valuation Appeal Board (VAB) during the course of 2014.  The decision of the VAB was given on 20 November 2014 and found in favour of the company. Accordingly, AngloGold Ashanti became entitled to a refund of all overpayments since 1 July 2012, which amounts to approximately ZAR 49 million, from the Municipality. The Municipality is taking the decision of the VAB on review and the company lodged a counterclaim for the repayment of the sum of approximately ZAR 49 million plus interest, which is still pending. Following the publication by the Municipality of a new general valuation roll reflecting the immovable properties as well as the buildings and infrastructure required for mining purposes on 7 March 2019, the company is in the process of preparing objections against this new general valuation roll. The water services surcharges matter relates to a dispute started in 2004 regarding the surcharges charged by the Municipality for potable water provided to the company’s West Wits operations, for both industrial and domestic water. In 2005, the relevant minister at the time decided that the

Municipality could only levy a surcharge on water used for domestic purposes, and no surcharge could be levied on water for industrial use. The dispute is currently pending before the High Court to determine the lawfulness of the minister’s decision.

In addition, infectious diseases are also a threat to the stability of some of the countries in which the company operates, where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively.  For example, during August 2014, cases of the Ebola virus were reported in Siguiri, which is located near AngloGold Ashanti’s Siguiri mine in Guinea.  The company implemented certain restrictions on travel to and from the Siguiri mine as a precaution. As the Ebola virus caused significant disruptions in the company’s exploration activities, particularly relating to field mapping and geophysics, AngloGold Ashanti also suspended its brownfields work programme and greenfields field work in the middle of 2014. Although the situation has normalised in Guinea, the DRC experienced an outbreak of the Ebola virus in 2018, which is being monitored continuously. The company may consider further safety measures which may negatively impact its operations or its exploration projects in neighbouring areas in countries that may be affected by infectious diseases.

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

For example, in July 2017, the government of Tanzania enacted new legislation which purports to make a number of changes to the operating environment for Tanzania’s extractive industries, including its mining sector. These changes include, among other things: the right for the government of Tanzania to renegotiate existing mining development agreements at its discretion; the provision to the government of Tanzania of a non-dilutable, free-carried interest of no less than 16 percent in all mining projects; the right for the government of Tanzania to acquire up to 50 percent of any mining asset commensurate with the value of tax benefits provided to the owner of that asset by the government of Tanzania; removal of the refund of input VAT incurred; an increase in the rate of revenue royalties from four percent to six percent; requirements for local beneficiation and procurement; and constraints on the operation of off-shore bank accounts. AngloGold Ashanti is seeking a constructive dialogue with the government of Tanzania regarding this legislation and its impact on existing mining agreements. As a precautionary step to safeguard its interests, AngloGold Ashanti's subsidiaries have commenced international arbitration proceedings against the government of Tanzania in connection with the enactment of this legislation, as first announced in July 2017. The arbitration proceedings are currently suspended until July 2019. See “Item 4B: Business Overview–The Regulatory Environment Enabling AngloGold Ashanti to Mine” and“Item 8A: Legal Proceedings-Tanzania”. There can be no assurance that the company will be successful in safeguarding its interests in the arbitration action and these changes and any future amendments to the mining legislation could have further adverse effects on the company’s financial condition and results of operations.

For example, in September 2011, a new mining code was enacted in Guinea. The new Guinean mining code significantly increased the share of state ownership in the mining industry, extending a 15 percent share of future mining projects to the Guinean government, without financial compensation. The Guinean government also had the option to purchase up to an additional 20 percent of each project. However, the new Guinean mining code was suspended in October 2012 due to unfavourable reception and was subsequently amended in April 2013. The new legislation provided that existing mining conventions would be amended through addenda which would contain various provisions, including provisions relating to taxation, state equity participation in mining companies and other matters. AngloGold Ashanti’s new mining convention came into effect in January 2017 and includes, among other terms, a five percent royalty on gold and a 15 percent free-carried, non-contributory interest in the Siguiri mine for the Republic of Guinea. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Any future amendments to the Guinean mining code or attempts to renegotiate the company's existing mining convention could have further adverse effects on the company’s financial condition and results of operations.

In addition, in 2012, the government of Ghana amended its fiscal mining regime, increasing its corporate taxation to 35 percent and royalty rates to five percent. In addition, AngloGold Ashanti (Ghana) Limited (AGAG) negotiated a new Development Agreement (DA) and Tax Concession Agreement (TCA) in relation to the Obuasi mine with the government of Ghana. The DA and TCA, which govern the redevelopment of the Obuasi mine, were ratified by Ghana’s Parliament in June 2018. As a result of the ratification of these agreements, the 2004 Ghana Stability Agreement ceased to apply to the Obuasi mine, but will continue to apply to the Iduapriem mine until it expires in April 2019. Preliminary steps have been undertaken by AGAG in order to negotiate a new stability agreement for the Iduapriem mine. See“Item 4B: Business Overview–The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Any future amendments to the Ghanaian mining regime, negotiation of new stability agreements, or attempts or failures to renegotiate existing stability agreements on the same favourable conditions or at all may have a material adverse effect on the company’s results of operations or financial condition.

Furthermore, in July 2012, Australia’s Minerals Resource Rent Tax (MRRT) came into effect after the legislation was passed in March 2012. The MRRT, which was repealed in 2014, applied only to the bulk commodities of coal and iron ore, and replaced the previously proposed Resource Super Profits Tax (RSPT), which covered all minerals. The Australian federal government did not include gold and uranium in the final MRRT. However, should Australia consider reintroducing the RSPT, or if similar “super profit” taxes were to be introduced and implemented in any other country in which AngloGold Ashanti operates, the company’s results of operations and financial condition could be materially adversely affected.

Further, in August 2018, the South African Minister of Mineral Resources announced that the MPRDA Amendment Bill of 2013 would be withdrawn. The proposed amendments contained in that bill, amongst other things, empowered the South African Minister of Mineral Resources to set developmental pricing conditions for certain minerals for beneficiation purposes, impose export permits on designated minerals and give the South African government an open-ended free-carried interest and state participation. See “Item 4B: Business Overview–The Regulatory Environment Enabling AngloGold Ashanti to Mine”. It is unclear whether the South African government will seek to introduce any of those amendments in a new bill, and such changes could have a material adverse effect on the company’s financial condition and results of operations.

Furthermore, in 2013 and 2017, the Brazilian government proposed changes to Brazil’s mining legislation that were discussed in the National Congress. The proposals could make the rules governing access to mining titles more discretionary and could shorten the duration of exploitation rights. As of the end of 2018, most of the changes in Brazil’s mining legislation initially suggested were not approved, however, such legislation may be reintroduced in the same or similar form in the future. Following the November 2015 tailings dam collapse in the State of Minas Gerais on the mining properties of companies not affiliated with AngloGold Ashanti, the Brazilian government has also considered including tougher requirements related to tailings dams (e.g., mandatory insurance in case of environmental catastrophe). In addition, as a result of another tailings dams failure in the same state in January 2019, the Minas Gerais government suspended all environmental licensing proceedings connected with the regularisation of tailings dams in the state, regardless of the construction method, until the approval of new rules regulating the environmental licensing of such activities, and ordered the demobilisation of all tailings dams that have used the upstream heightening method, and required impacted companies to present several plans. As a result of the incident, the federal government is also undertaking action to review relevant mining legislation. See “Item 4B: Business Overview–The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Any amendments to existing legislation may have a material adverse effect on the company’s financial condition and results of operations.

In addition, some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing social and political instability as well as economic uncertainty. In these countries, there is a risk that political influence may delay or hinder strategic imperatives for cost rationalisation especially in the areas of procurement and labour reductions. In addition, allegations of corruption in Brazil, the DRC, South Africa and Guinea against top political and industry leaders have increased political instability and distrust. Efforts at political and economic reforms in Brazil and such other countries may lead to increased instability. Furthermore, in South Africa, a general election is expected to be held on 8 May 2019 which may be accompanied by social, political and economic uncertainty and instability, and in the DRC, the outcome of the 2018 general election may lead to increased instability. The high levels of unemployment, poverty and inequality remain in each of these countries, further increasing the risk of social instability that will continue to negatively impact their economies, business and the mining industry.

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

For example, in July 2017, AngloGold Ashanti's subsidiaries in Tanzania received a demand for payment of inspection fees on all of their gold shipments and a demand for payment of alleged unpaid service levies. Without payment of the inspection fee, AngloGold Ashanti is not allowed to make any exports. In September 2017, the company received a letter from the Tanzania Revenue Authority (TRA) prohibiting it from claiming input tax credit with effect from July 2017 and AngloGold Ashanti estimates the impact of this change to input tax could result in an increase in annual costs of $50 million. AngloGold Ashantsfti has agreed to pay the inspection fees on a ‘without prejudice’ basis, has filed an objection with the TRA and is seeking to resolve all of these issues in the ongoing arbitration proceedings in Tanzania described above. There can be no assurance that these proceedings will be successful and the outcomes may have a material adverse impact on the company’s results of operations and financial condition.

In Guinea, Mali, DRC and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. For example, AngloGold Ashanti calculates that overdue recoverable value added tax, fuel duties and appeal deposits of $145 million are owed to AngloGold Ashanti and held by the Tanzanian government and it is not certain when, if ever, AngloGold Ashanti will be refunded this amount. Similarly, it is not certain when or whether AngloGold Ashanti will be refunded all amounts due from any other government.

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

Additionally, from 2011 to 2015, the Argentinian government introduced stricter exchange controls and related protracted approval processes which limited the company’s ability to repatriate dividends from its Argentinian subsidiaries. In October 2011, the Argentinian government decreed that mining, oil and energy companies must repatriate export earnings and additionally, the purchase of U.S. dollars required authorisation from the Argentinian central bank and the purpose for which the currency would be used had to be stated. In May 2012, the Argentine Mining Secretariat issued new regulations requiring mining companies in Argentina to boost their domestic purchases of equipment and services and mining companies were required to resort exclusively to locally established suppliers for their export-related shipping and logistics operations. Furthermore, in September 2018, export duties were re-imposed by the Argentinian government. The export duty is set at 12 percent with a cap so that it does not exceed the amount of ARS 4 pesos per US dollar exported. Negotiations are ongoing to limit the negative effects on Cerro Vanguardia S.A. (CVSA) as these export duties affect the tax stability guarantee acquired by CVSA in 1996 considering at that time export duties were zero percent. Increased royalties, increased socio-politically tensions and hyper-inflation over the last few months have greatly increased the country risk which in turn has lowered the potential future earnings of the company's investment in CVSA. Political uncertainty around the upcoming presidential elections in 2019 further exacerbates the risk. The economic contraction for 2018 ended at two percent and a further recession is expected in 2019. While the current Argentinian government, elected in November 2015, started a process to ease these controls and return to an open economy and free market, not all restrictions had been lifted as of March 2019.

If, in one or more of the countries in which it operates, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within timeframes that make such plans and operations economically viable, or if the applicable legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws or regimes change materially, or if the governing political authorities change resulting in amendments to such laws and regimes, this could have a material adverse effect on AngloGold Ashanti’s operating results, financial condition, and, in extreme situations, on the viability of an operation. The risk is particularly acute in South Africa. See “—AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” and “Item 4B: Business Overview —The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

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

Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see “—Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge”

and “—AngloGold Ashanti’s mineral deposits, Ore Reserve, and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

Project implementation delays could result in licences not being renewed and the loss of mining rights. Some of AngloGold Ashanti’s mining concessions, authorisations, licences and permits are subject to expiry, limitations on renewal and various other risks and uncertainties. For example, in June 2018, a new mining code went into effect in the DRC. The new DRC mining code made a number of changes to the operating environment for the DRC's extractive industries, including those in its mining and oil and gas sectors. This reform could have a material adverse impact on the protections enjoyed by AngloGold Ashanti’s projects in the DRC. Among other things, the new DRC mining code increases AngloGold Ashanti’s tax burden by widening the basis for and increasing the rate of the mining royalties’ rates (the royalty rate applicable to gold increased from 2.5 percent to 3.5 percent). In addition, it increases the DRC government’s free-carried interest from five percent to 10 percent, with an additional five percent being granted to the DRC government upon each renewal of the exploitation permit, and a requirement that at least 10 percent of the share capital of mining companies be held by DRC individuals. AngloGold Ashanti and other major mining companies are seeking constructive conversation with a working group of the government of the DRC to negotiate transitional agreements, mining regulations, additional royalties and changes to other taxes regarding the mining code, but there can be no assurances that the company's efforts in these discussions will be successful.

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

In South Africa, AngloGold Ashanti’s mining rights may be suspended or cancelled by the South African Minister of Mineral Resources, and the company may be unable to obtain new mining rights if it breaches its obligations under the Mineral and Petroleum Resources Development Act. No. 28 of 2002 (MPRDA). In particular, South Africa’s changing Black Economic Empowerment (BEE) policies may adversely affect both the terms of AngloGold Ashanti’s mining concessions, as well as its ability to conduct operations. Mining rights are linked to compliance with various obligations, including the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018 (2018 Mining Charter) which was published on 27 September 2018 and became effective on that date, as amended by the notice published in the Government Gazette on 19 December 2018 and read with the Implementation Guidelines for the 2018 Mining Charter published on the same date. The 2018 Mining Charter and its implications are discussed in more detail in “Item 4B: Business Overview–The Regulatory Environment Enabling AngloGold Ashanti to Mine”.  Compliance with the 2018 Mining Charter is measured using a designated scorecard relating to equity ownership, employment equity targets that are reflective of the demographic of South Africa, inclusive procurement supplier and enterprise development, human resource development, mine community and rural development, house and living conditions and reporting requirements.The first annual reporting for compliance with the 2018 Mining Charter shall be done on or before 31 March 2020. The deadline for compliance with the various elements of the prior mining charter, i.e. the Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 (2010 Mining Charter)was originally set for the end of 2014.

The 2018 Mining Charter provides that a new mining right must have a minimum of 30 percent BEE shareholding. It further provides that an existing mining right holder who has achieved a minimum of 26 percent BEE shareholding shall be recognised as compliant for the duration of the mining right.

AngloGold Ashanti believes that it complied with the ownership target of a minimum of 26 percent ownership by 2014 as prescribed by the 2010 Mining Charter. However, AngloGold Ashanti has not yet been assessed for compliance by the South African Department of Mineral Resources (DMR) against the 2018 Mining Charter targets and it may need to make further progress to achieve future targets, including, but no limited to, further participation by historically disadvantaged South Africans, also referred to in the MPRDA as historically disadvantaged persons (HDSAs) in senior and top management levels, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development.

The company will incur expenses in giving further effect to the 2018 Mining Charter. The 2018 Mining Charter provides that the employment equity targets must be met within five years. The requirement for inclusive procurement must be met within five years from the date of publication of the 2018 Mining Charter.AngloGold Ashanti may not meet all of the various requirements by the required dates.  Additionally, the South African government may decide that the 2018 Mining Charter has not gone far enough to achieve its underlying goals and therefore decide to expand the obligations of mining companies thereunder and the South African Minister of Mineral Resources may opt to disregard certain historical BEE transactions in connection with its review of new mining rights applications. Even though the 2018 Mining Charter recognises the “once empowered, always empowered” - principle, the 2018 Mining Charter makes it clear that such recognition will not be applicable on the transfer, sale or renewal of a mining right and therefore limits the application of the principle to the initial mining period. From a security of tenure perspective, AngloGold Ashanti’s Mponeng Mining Right will therefore enjoy recognition of the “once empowered, always empowered” - principle until the end of the initial period for which the mining right was converted (i.e. 2036) at which point AngloGold Ashanti will likely be required to conclude a further empowerment transaction for the purposes of renewing the Mponeng Mining Right. Furthermore, the 2018 Mining Charter provides that pending mining right applications, which were lodged and accepted prior to the effective date of the 2018 Mining

Charter, will be processed in accordance with the 2010 Mining Charter and will thus require a minimum of 26 percent BEE shareholding. However, the mining right holder must then increase the BEE shareholding to a minimum of 30 percent within a period of five years from the effective date of the mining right to be issued. On 26 March 2019, the Minerals Council South Africa (the former Chamber of Mines of South Africa) filed an application in the High Court of South Africa for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. This application primarily relates to the fact that the 2018 Mining Charter does not fully recognise the continuing consequences of historical BEE transactions, particularly in respect of the transfer, sale or renewal of mining rights. The application for judicial review of the 2018 Mining Charter is currently pending.

On 9 March 2016, AngloGold Ashanti received a notice from the DMR stating that the company was not compliant with the 26 percent HDSA ownership requirement under the 2010 Mining Charter. AngloGold Ashanti timely responded to the order and as the DMR has taken no further action, its original notice has lapsed. On 25 February 2019, AngloGold Ashanti received a directive from the DMR stating that the company was not compliant with the amendment process required by the MPRDA in connection with BEE transactions entered into by the company after the conversion of the West Wits mining rights. The DMR instructed AngloGold Ashanti to submit an application to amend the clauses of two of its West Wits mining rights which record the BEE transactions entered into and implemented by the company to reflect further details of those BEE transactions and provide certain information relating to such transactions. On 7 March 2019, AngloGold Ashanti submitted an application for consent of the Minister of Mineral Resources to amend those clauses accordingly and provided the requested information. Should AngloGold Ashanti be found in breach of its obligations to comply with the MPRDA, the 2010 Mining Charter, the 2018 Mining Charter or any future amendments to the 2018 Mining Charter, it may be compelled to conclude additional BEE transactions. As indicated above, the 2018 Mining Charter provides that a new mining right must have a minimum of 30 percent BEE shareholding, which shall include economic interest plus corresponding percentage of voting rights per mining right or in the mining company which holds the mining right. The 30 percent BEE shareholding must be distributed to qualifying employees (a minimum of five percent non-transferable carried interest), host communities (a minimum of five percent non-transferable carried interest), and a BEE entrepreneur (a minimum of 20 percent effective ownership in the form of shares, five percent of which must preferably be for women). In the event that AngloGold Ashanti applies for a new mining right, it will have to comply with the 2018 Mining Charter ownership requirements and it will not be entitled to rely on its current BEE ownership structure. See also “Item 4B: Business Overview–The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

In addition, and as discussed in more detail in “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”, the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013(BBBEE Amendment Act), which amended the Broad-Based Black Economic Empowerment Act, No 53 of 2003 (BBBEE Act), became effective on 24 October 2014. There are several areas of potential conflict between the BBBEE Amendment Act and the 2018 Mining Charter, even though the 2018 Mining Charter provides that it seeks to align the applicable mining charter with the BBBEE Amendment Act. Since no such alignment is achieved, regulatory conflicts and uncertainty may continue to prevail in the future. Furthermore, historically there has been some debate as to whether the BBBEE Act and the Codes of Good Practice under the BBBEE Act (BBBEE Codes) apply to the mining industry, taking into account that the BBBEE Act requires every organ of state and public entity to give due consideration to the BBBEE Codes when issuing licenses, concession or other authorisations. The MPRDA and the BBBEE Act have an overlapping focus. However, the BBBEE Act and the BBBEE Codes do not require the DMR to apply the BBBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMR applies the BBBEE Codes as a requirement for the retention of existing mining rights. The BBBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with organs of state.

In Colombia, a government agency grants exclusive concession contracts for exploration and exploitation. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g., exploration, construction, exploitation. The company must comply with these timelines unless performance is excused, for example, due to force majeure or if extensions or modifications to the timelines are received. For example, force majeure was declared at the La Colosa project, stopping all activities, following the outcome of the referendum held on 26 March 2017 in the Colombian municipality of Cajamarca, which hosts the La Colosa exploration site. The force majeure was initially granted for one year. It has been extended for an additional year and will now expire in June 2019, after which such declaration will need to be extended. While the Company plans to make a timely application for an extension, there can be no guarantee that the declaration will be extended. Loss of the force majeure status could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

If the company does not comply with the specified timelines for the completion of the various phases of a mining project, the mining authority may revoke the company's concession contracts or mining licenses. The company’s core mining concession contracts provide that the mining authority has the discretion to declare the underlying concession void if AngloGold Ashanti Colombia S.A. (AGAC) breaches applicable environmental laws or regulations. If the mining authority were to exercise such discretion against it, AGAC would be required to abandon its projects and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and AGAC would be banned from doing business with the Colombian government for a period of five years. See “Item 4B: Business Overview–The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

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

AngloGold Ashanti has operations in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. Certain of the company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may have an impact on AngloGold Ashanti’s ability to develop or operate its mining interests. For example, in Australia, the Native Title Act 1993 (Cth) provides for the establishment and recognition of native title under certain circumstances. In South Africa, the Extension of Security of Tenure Act, No. 62 of 1997 and the Restitution of Land Rights Act, No. 22 of 1994 provide for various landholding rights. Such legislation is complex, difficult to predict and outside of the company’s control, and could negatively affect the business results of new or existing projects. In Ghana, in February 2012, the company negotiated the relocation of the Sansu Community, which lies within its Obuasi mining concession; the cost of this relocation was approximately $30 million. Where consultation with stakeholders is statutorily or otherwise mandated, relations may not remain amicable and disputes may lead to reduced access to properties or delays in operations.

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

For example, subsequent to the restructuring of the South African operations announcement in June 2017 and based on unsolicited expressions of interest received from a number of parties, AngloGold Ashanti initiated a process to assess the sale of the Kopanang and the Moab Khotsong mines situated in the Vaal River region of South Africa . Both transactions were successfully completed on 28 February 2018 with the announcement that all conditions related to the sale of Moab Khotsong mine and some associated assets for $300 million in cash and the sale of Kopanang mine for ZAR 100 million in cash have been fulfilled. The ownership of Moab Khotsong and related assets and Kopanang have been transferred to Harmony Gold Mining Company Limited (Harmony) and Heaven-Sent SA Sunshine Investment Company Limited (Heaven-Sent), respectively.

The consideration received for both transactions was utilised by AngloGold Ashanti to further reduce debt and strengthen the company's balance sheet affording AngloGold Ashanti greater strategic flexibility to fund its growth initiatives including its development projects. All of AngloGold Ashanti’s obligations and liabilities (including all employee and health and safety obligations other than any claim related to occupational lung disease relating to Moab Khotsong for the period prior to the closing date), as well as all environmental obligations related to the sold assets arising on, before or after the closing date were transferred to Harmony and Heaven-Sent, as applicable.

This risk is also significant in Ghana, where ongoing restructuring and repositioning of the Obuasi mine has resulted in halting of the mine’s existing operations and significant workforce redundancies in the past. In 2014 alone, these redundancies resulted in the company incurring $210 million in retrenchment costs. In February 2018, AngloGold Ashanti signed regulatory and fiscal agreements with the government of Ghana that will provide the framework for the redevelopment of the Obuasi mine into a modern, productive mining operation. The government of Ghana and the company have put in place several agreements including a development agreement, tax concession agreement, security agreement and a reclamation security agreement. The Tax Concession Agreement (TCA) and the Development Agreement (DA) have both been ratified by Ghana's Parliament on 21 June 2018.

The environment impact assessment process has been completed and the permits have been issued by Ghana's Environmental Protection Agency in June 2018. The redevelopment is expected to establish Obuasi as a mechanised underground mining operation and is a fundamental departure from how the mine was operated in the past. The redevelopment is expected to make use of automation and controls for improved operational efficiencies and consistency in performance. The project is being developed in two distinct phases, with the first gold pour anticipated at the end of 2019 and the second phase expected by the end of 2020. Unforeseen difficulties, delays or costs may adversely affect the implementation of this project and the company may be unsuccessful in meeting this production, cost and return target.

Finally, this risk may also be high in the DRC, in light of the recently enacted mining code reform. See “—AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights”.

In addition, these measures may not be implemented as planned, may turn out to be less effective than anticipated, may only become effective later than anticipated or may not be effective at all. Any of these outcomes, individually or in combination, may adversely impact the company’s business, results of operations and financial condition.

Expectations for and trends in the price of gold, combined with increased costs for project financing and exploration in certain regions, have led AngloGold Ashanti to increase its efforts to focus capital expenditure on its highest quality assets, whilst freeing up capital by curtailing capital expenditure or suspending operations at those projects that the company at the time believes are of lower quality. As a result, certain investments may not be made if the returns they offer rank below other available opportunities within the company’s portfolio. AngloGold Ashanti may also consider finding partners or conducting asset sales relating to certain of its projects. For example, given fiscal uncertainty related to the Sadiola sulphide project in Mali, the company and IAMGOLD Corporation initiated a process in 2018 to identify third parties that may be interested in acquiring their collective interest in Sadiola. In addition, a process to divest the Cerro Vanguardia mine in Argentina (CVSA) is now also underway. With respect to dispositions, the company may not be able to obtain prices that it expects for the assets it seeks to dispose of or to divest some of its activities as planned or to obtain all of the required approvals, and the divestitures that are carried out could have a negative impact on AngloGold Ashanti’s business, results of operations, financial condition and reputation, including as a result of subsequent claims brought by acquirers in connection with divested assets.

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas, as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. For example, in South Africa, the company has been experiencing declining production rates in the years leading up to the restructuring of its South African portfolio in 2018 (e.g., 903,000 ounces in 2017, 967,000 ounces in 2016, compared with 1.00 million ounces of gold in 2015, 1.22 million ounces of gold in 2014, and 1.30 million ounces in 2013), principally due to continued safety and associated stoppages, mining flexibility constraints and overall falls in grades. In addition, Colombia is an untested jurisdiction, so permitting, licensing, stakeholder expectations and demands and other external factors could affect timelines and cause capital overruns. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of the company’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on its results of operations, financial condition and prospects.

Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s employees in South Africa, Ghana, Guinea, Mali, Brazil and Argentina are highly unionised and unions are active at some of the company's other operations.  Trade unions working with communities and non-governmental organisations (NGOs), therefore, have a significant impact on the general labour relations environment, including labour relations at an operational level. The extent of the unions’ influence also impacts the socio-economic and socio-political operating environments, most notably in South Africa and Mali. Union involvement in wage negotiations and collective bargaining increases the risk of strike action. For example, in South Africa, inter-union rivalry and competition for dominance amongst the larger unions, i.e. the Association of Mining Construction Union (AMCU) and the National Union of Mineworkers (NUM), lends itself to conflict. This situation is further exacerbated with the muscling in of the biggest union in South Africa, i.e. the National Union of Metal Workers of South Africa (NUMSA), in the mining industry. This challenge to the dominance of other unions may cause renewed inter-union rivalry and increase the risk of labour relations instability.The company expects that unions will continue to use their collective power and ability to withhold labour in the future in order to advocate for improved conditions of employment, labour regulatory change, political and social goals. Any future labour unrest and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Under the prevailing unstable global economic climate in particular, unions could utilise disruptions, strikes and protest action to oppose the prevalence of restructuring and downscaling of the mining industry. In South Africa, a variety of legacy issues such as housing, migrant labour, education, poor service delivery and youth unemployment can lead to communities and unions working together to create instability in and around mining operations. As such, there is a risk to the safety of people and damage to company infrastructure and property.

For example, the South African operations have been subject to a restructuring, rightsizing and downscaling process since 2017. In January 2017, following budgetary planning considerations, around 849 employees were dismissed for operational requirements.

In June 2017, a large scale restructuring process affected another 8,500 employees. In February 2018, the sale of the Moab Khotsong mine and associated assets in the Vaal River licensing district and the Kopanang mine and the West Gold Plant prevented further job losses. An additional restructuring process commenced in June 2018 in light of the considerably smaller South African production base and was completed in December 2018. Forced retrenchments were mitigated, from 2,000 initially anticipated in the most recent restructuring, to 72, by offering voluntary severance packages, and selling non-core assets, such as healthcare facilities and rail networks in the Vaal River region, which may preserve jobs through a transfer of ownership. Such restructuring processes require extensive internal and external consultations with all stakeholders within a strictly regulated and highly unionised environment. Even though no industrial strike actions affecting AngloGold Ashanti’s operations occurred during the restructuring of the South African portfolio, other mining companies operating in South Africa had to endure protracted and violent strikes due to restructuring and downsizing. Future disruptions, strikes and protest actions cannot be excluded and may have a material adverse effect on the company’s results of operations and financial condition.

In South Africa, the company reached a three-year wage agreement, including a new shift arrangement, with all unions in September 2018. Such negotiation process involve intense consultations with various unions. There can be no guarantee that the company will be able to negotiate satisfactory wage agreements in the future. Negotiations of wage or other bargaining agreements may turn into protracted processes involving disruptions, strikes and protest actions, and may have a material adverse effect on the company’s results of operations and financial condition.

In South Africa, the broader labour relations climate remains fragile. For example, a number of mining companies are experiencing protracted strike actions in the context of the 2018 gold wage negotiations. The possibility of such strike actions spreading to the company continues to be a risk. The labour relations climate is further exacerbated by a number of other issues, such as (i) pressure building amongst all unions and employees regarding legislative reforms affecting pensions and provident funds, (ii) demonstrations by citizens and students regarding public services and free education, (iii) public outcry relating to racism, and (iv) effects of confrontations between political parties in the lead-up to the general elections, all of which may have repercussions in the workplace.

In West Africa, union negotiations are increasingly impacted by a focus on broader social grievances. In Mali and Guinea, pro-labour and pro-union practices supported by government labour authorities may result in increased labour union activity and the breach of obligations contained in agreements with labour unions. In some instances the company may not be able to rely on the existing legal framework, including agreements with labour unions, which creates further risks to the business.

In addition, international trade unions may have an increasingly important impact on mining companies. For example, the company has been repeatedly approached by an international union made up of most of the unions who are active in the company’s global operations (IndustriALL Global Union) to agree to a global framework agreement aiming at standardisation and equalisations of labour terms and conditions for the group. Any labour unrest and disruptions caused by such international trade unions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

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

Illegal and artisanal miners are active on, or adjacent to at least 11 of AngloGold Ashanti’s properties, which leads at times to interference with the company’s operations and results in conflict that presents a security threat to property and human life. Illegal artisanal and small-scale mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry. The company’s operations and projects affected by illegal and/or artisanal small-scale mining are mainly situated in South Africa, Tanzania, Ghana, Mali, Guinea and Colombia.

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti’s properties, including pollution, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomical. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. In addition, illegal mining could lead to an increase in the level of organisation and funding of criminal activity around some of the company’s operations in Continental Africa. The most significant security challenges have occurred in Tanzania, Mali, Guinea and Ghana in areas where there is endemic poverty and high levels of unemployment. For example, at the Obuasi mine in Ghana, the incursion of hundreds of illegal miners followed the withdrawal of military protection from the Obuasi mine in the beginning of 2016. The military had been stationed at the mine since 2013 on directions from the Ghanaian government in order to maintain law and order at the site. AngloGold Ashanti (Ghana) Limited was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential functions from the Obuasi mine. There was no impact on the company’s production and costs as the Obuasi site was not forecast to be in production during that year.

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

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. AngloGold Ashanti has historically faced difficulty recruiting and retaining young graduates and qualified mid-level management in South Africa and may encounter greater difficulties in the future as the South African government attempts to impose increasingly stringent HDSA participation requirements. See “—AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” and “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Recruitment of skilled personnel has also been challenging in Continental Africa due to university offerings that are often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills.

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

For example, after 18 years of service with AngloGold Ashanti, the chief executive officer, Srinivasan Venkatakrishnan, left the company in August 2018. He was replaced by Kelvin Dushnisky, former president and executive director of Barrick Gold Corporation, who took up the role of chief executive officer and executive director of the company’s board on 1 September 2018. Other organisational and management changes have also taken place within the organisation as a result of, among other things, the planned retirement of certain members of senior management.

AngloGold Ashanti’s inability to retain its senior management may have an adverse effect on the company’s business, results of operations and financial condition. In addition, the loss of one or more members of the senior management teams, coupled with the reduced attractiveness of the gold mining sector, could lead to other members of the management team leaving, disrupt the company’s operations, and have a material adverse impact on the company’s business, results of operations and financial condition.

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

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of operations and financial condition. For example, in October 2012, AngloGold Ashanti terminated the underground development contract with a third-party contractor at the Obuasi mine in Ghana. The costs of the termination amounted to $17 million. In February 2014 workers employed by a contractor at Sadiola and Yatela went on a five-day strike demanding improved redundancy payments. See “—Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition”. Furthermore disagreements over costs with contractors at Siguiri in Guinea and Iduapriem in Ghana resulted in a dispute in 2015.

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

As at 31 December 2018, AngloGold Ashanti had gross borrowings of $1.989 billion (2017: $2.190 billion), excluding all finance leases.

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

On 24 November 2017, S&P Global downgraded South Africa’s credit rating to full sub-investment grade, while its counterpart Moody’s placed the country on review for downgrade. S&P Global’s announcement followed a similar announcement by Fitch, affirming South Africa’s rating at sub-investment grade on 23 November 2017. Moody’s decision to put South Africa on review, rather than downgrade it outright, means that South Africa can remain in key global bond indices such as the Citigroup World Bond Index (WGBI). Moody’s held South Africa local and foreign issued debt on the cusp of investment and sub-investment grade. Membership in the WGBI requires that at least Moody’s or S&P Global rates a country’s local currency rating as investment grade.

Moody's on 23 March 2018 affirmed South Africa's investment-grade credit rating at Baa3 and revised its credit outlook to stable from negative. See “–Global economic conditions could adversely affect the profitability of operations”.

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

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to our credit facilities.

LIBOR, the London interbank offered rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. Some of our 17 revolving credit facilities bear interest rates in relation to LIBOR. On 27 July 2017, the UK Financial Conduct Authority (FCA), which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may increase and we may need to renegotiate our revolving credit facilities to replace LIBOR with a new standard, both of which could have a material adverse effect on our liquidity, results of operations or financial condition. In addition, the issues that may lead to the discontinuation or unavailability of LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Further, there can be no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates or borrowing costs to borrowers, any of which could have a material adverse effect on our liquidity, results of operations or financial condition.

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

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the company’s results of operations and financial condition. For example, during 2017, AngloGold Ashanti reviewed the carrying value of its mining assets, goodwill and intangibles and due to a change in mine plans to restructure the South African operations, certain assets were impaired. In addition, in October 2017, following the company's announcement to sell various South African assets (including the Moab Khotsong mine), these were written down to fair value less costs to sell. The company booked a charge of $297 million in relation to impairments and derecognition of its mining assets and goodwill. The impairment charge for the Moab Khotsong mine was $112 million and the impairment charge for the Kopanang mine was $35 million.

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

AngloGold Ashanti has been subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational lung diseases (OLD), and could be subject to similar claims in the future. In South Africa, settlement of the silicosis class action litigation was reached on 3 May 2018, after three years of extensive negotiations between the OLD Working Group companies and the lawyers of the claimants. If the settlement is approved by the High Court in Johannesburg and all its other conditions are met, a trust will be established which will be responsible for making payments to eligible beneficiaries. As of 31 December 2018, AngloGold Ashanti has recorded a provision of $63 million to cover the estimated settlement costs and related expenditure of the silicosis litigation.

Significant judgement was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on AngloGold Ashanti’s financial position. For further information, see “Item 8A: Legal Proceedings-South Africa ", "Item 18: Financial Statements-Note 1-Accounting Policies-Provision for silicosis " and “–The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti”.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and any subsequent claims as filed on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decisions of the Constitutional Court of South Africa, such matters would have an adverse effect on its financial position, which could be material.

In Colombia, the company is also involved in class action lawsuits in relation to AngloGold Ashanti Colombia S.A.'s (AGAC) Santa Maria-Montecristo and La Colosa projects. One of these class action lawsuits led to a preliminary injunction suspending the mining concession contracts of the Santa Maria-Montecristo project in September 2011. Additionally, in Colombia, AGAC is involved in an action in the Administrative Superior Court of the Cundinamarca District against the Department of the Environment, Housing and Territorial Development (DoE) following its issuance of a fine against AGAC on the basis that AGAC was in breach of its mining terms of reference. The company’s core mining concession contracts provide that the mining authority has the discretion to declare the underlying concession void if AGAC breaches applicable environmental laws or regulations. If the mining authority were to exercise such discretion against AGAC, AGAC would be required to abandon its projects and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and AGAC would be banned from doing business with the Colombian government for a period of five years. See “Item 8A: Legal Proceedings-Colombia”.

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

AngloGold Ashanti’s joint ventures at Morila in Mali and at Kibali in the DRC are managed by the company’s joint venture partner Barrick Gold Corporation (Barrick) following the completion of the merger between Randgold Resources Limited and Barrick in January 2019. In addition, certain of AngloGold Ashanti’s exploration ventures are managed by the relevant joint venture partner.

Whilst AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies to its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company’s investment in the relevant project could be adversely affected. In addition, negative publicity associated with operations that are ineffective or inefficiently operated, particularly relating to any resulting accidents or environmental incidents, could harm the company’s reputation and therefore its prospects and potentially its financial condition. Furthermore, any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition. In particular, the company and Barrick retain equal representation, with neither party holding a deciding vote, on the board of the two companies that have overall management control of the Morila project in Mali and the Kibali project in the DRC, respectively, and all major management decisions for each of these two projects, including approval of the budget, require board approval. If a dispute arises between the company and Barrick with respect to the Kibali or Morila project and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and the company may have to participate in proceedings to resolve the dispute, which could adversely affect the company’s results of operations and financial condition.

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

In South Africa, AngloGold Ashanti has been subject to numerous claims, including class action litigation with respect to alleged OLD with two certified industry-wide classes, i.e. a Silicosis Class and a Tuberculosis Class. See “-AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known”. In South Africa, settlement of the consolidated class action litigation was reached on 3 May 2018, after three years of extensive negotiations between the OLD Working Group companies and the lawyers of the claimants’. On 13 December 2018, the High Court in Johannesburg issued a Court order setting out the process of how members of the settling classes and any interested parties can object to the proposed settlement. In the coming months, the High Court is scheduled to hold a hearing during which the Court will consider arguments by the parties to the settlement as well as arguments by other interested parties who are granted leave by the Court to participate, including parties filing objections to the proposed settlement. The purpose of this second hearing is to determine the fairness and reasonableness of the settlement. If the settlement is approved by the Court and all its other conditions are met, a trust (Tshiamiso Trust) will be established and will exist for a minimum of 13 years. Eligible claimants will be able to seek specified payment from the Tshiamiso Trust and the amount of monetary compensation will vary depending on the nature and seriousness of the disease. As of 31 December 2018, AngloGold Ashanti has recorded a provision of $63 million to cover the estimated settlement costs and related expenditure of the silicosis litigation. The final settlement costs and related expenditure may be higher than the recorded provision depending on various factors, such as, among other things, potential changes in the proposed settlement terms, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates. See “Item 8A: Legal Proceedings-South Africa” and “Item 18: Financial Statements-Note 33-Contractual Commitments and Contingencies”. The terms of any final settlement may have a material adverse effect on AngloGold Ashanti’s financial condition.

In response to the effects of silicosis in labour-sending communities, a number of mining companies (under the auspices of the Minerals Council South Africa (the former Chamber of Mines of South Africa)) together with the National Union of Mine Workers (NUM), which is the largest union in the mining sector in South Africa, and the national and regional departments of health, have embarked on a project to assist in delivering compensation and relief by mining companies under the Occupational Diseases in Mines and Works Act, No. 78 of 1973 (as amended) to affected communities.

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

Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies.  The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken, including the ingress of underground water when pumping operations at the adjacent closed mine are suspended.  Such ingress could have an adverse effect on any one of the company’s mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and, consequently, could have an adverse impact on its results of operations and financial condition. For example, in the West Wits district, Blyvooruitzicht Gold Mining Company Limited was placed in provisional liquidation in August 2013. AngloGold Ashanti secured a court order for access rights to Blyvooruitzicht 4 and 6 shafts to keep pumping going in terms of a registered servitude.  AngloGold Ashanti also incorporated Covalent Water Company, which purchased rights of access and electricity to the 4 and 6 shafts as well as the relevant infrastructure, to continue pumping underground water. This has reduced the risk of flooding at the company’s West Wits operations (Mponeng mine), but flooding in the future could pose an unpredicted “force majeure” type event, which could have an adverse impact on its results of operations and financial condition. Additional infrastructure is being installed at Covalent Water Company 4 Shaft in the B2 decline to mitigate risk and allow pumping closer to source.

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

AngloGold Ashanti continues to implement a single, global ERP system to support all the operations that it manages. The oneERP project for the Obuasi mine in Ghana was approved in February 2018 and went live on 13 August 2018, on time and within budget. Following the completion of the post go-live support, the oneERP project was handed over to the support function. During the design phase, the time management system was evaluated and found to be inadequate to sustain the required information and processes to support the payroll implementation. A decision was taken to incorporate the time management system upgrade as part of the payroll project. The payroll project was re-scoped and baselined with a planned implementation date of April 2019. The only remaining site that is not included in the global oneERP system is the Sadiola mine in Mali. This will conclude the current oneERP implementation programme.

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

Sales of large quantities of AngloGold Ashanti’s ordinary shares and American Depositary Shares (ADSs), and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors.  According to information available to the company, AngloGold Ashanti’s five largest shareholders beneficially owned 34.78 percent and the top 10 largest beneficially owned 46.37 percent of AngloGold Ashanti’s ordinary shares as at 31 December 2018.

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

Furthermore, AngloGold Ashanti’s Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors or the company’s shareholders at a general meeting. If, and to the extent that, AngloGold Ashanti opts to declare dividends and distributions in U.S. dollars, exchange rate movements will not affect the U.S. dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, Ghanaian cedis or South African rands will continue to be affected. If, and to the extent that, dividends and distributions are declared in South African rands in the future, exchange rate movements will continue to affect the Australian dollar, Ghanaian cedi and U.S. dollar value of these dividends and distributions. This may reduce the value of the company’s securities to investors. Additionally, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, Ghanaian cedis, U.S. dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

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

AngloGold Ashanti is subject to the periodic reporting requirements of the SEC and the New York Stock Exchange that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. For example, on 22 February 2016, AngloGold Ashanti announced that it would no longer voluntarily publish reviewed financial statements and analyses of operating and financial results for the quarters ended 31 March and 30 September each year. As a result of this transition to half-yearly reporting, investors will receive less information about AngloGold Ashanti than they have in years preceding that change. They will also receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ abilities to make decisions about their investment in AngloGold Ashanti.

AngloGold Ashanti’s inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of its financial statements.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Account Standards Board (IASB). Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure. AngloGold Ashanti has invested in resources to facilitate the documentation and analysis of its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. If AngloGold Ashanti is unable to maintain an effective system of internal control over financial reporting, investors may lose confidence in the reliability of its financial statements and this may have an adverse impact on investors’ abilities to make decisions about their investment in AngloGold Ashanti. See “Item 15: Controls and Procedures”.

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

Its registered office is at 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, 2001. The general telephone number is +27 11 637 6000 and the internet address is https://www.anglogoldashanti.com .

While AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (JSE), the company is also listed on the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australian Securities Exchange (ASX). Our agent for service of process in the United States is AngloGold Ashanti North America Inc., 4601 DTC Boulevard, Suite 550, Denver, CO 80237. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

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

CAPITAL EXPENDITURE

For information concerning the company’s principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, refer “Item 4B: Business Overview-AngloGold Ashanti Global Operations: 2018”, “Item 5A: Operating Results-Capital expenditure” and “Item 5B: Liquidity and Capital Resources”.

4B.	BUSINESS OVERVIEW

AngloGold Ashanti, an independent and international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third largest gold mining company in the world.

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

By-products of our gold mining operations, often a function of local geological characteristics, include silver in Argentina and sulphuric acid in Brazil. Following the sale of the Vaal River operations, effective 28 February 2018, which included the uranium producing unit, AngloGold Ashanti no longer produces uranium.

OPERATIONS

Our portfolio of 14 operations and three projects in ten countries, comprises long-life, relatively low-cost operating assets with differing ore body types, located in key gold-producing regions around the world.

Our operations and projects are grouped regionally as follows:

•	South Africa (West Wits and Surface Operations);

•	Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania);

•	Americas (Argentina and Brazil, and projects in Colombia); and

•	Australasia (Australia).

Over the past five years, AngloGold Ashanti has transformed itself by increasing efficiencies and competitiveness, focusing on safety and sustainability performance, improving margins, containing operating and overhead costs and generating positive cash flows, in line with our strategic objectives.

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

GOLD MARKET AND JEWELLERY DEMAND

The final quarter of 2018 was not good for equity markets. Investors have had to contend with rising US central bank interest rates, a sharp slowdown in Eurozone business confidence, weaker Chinese growth and rising geopolitical concerns (including Brexit, Italian politics and the ongoing trade conflict between the US and China). On the upside, over the quarter as a whole, government bonds lived up to their traditional role as the defensive element in a well-balanced portfolio.

Turning to the gold market, annual jewellery demand barely changed compared to 2017 and remained at 2,200 tonnes in 2018, after a three percent year-on-year drop in the fourth quarter of 2018 demand to 636.2 tonnes reversed the third quarter gains. China was the main engine of growth in 2018, despite witnessing a slowdown in the final quarter of 2018 as the trade war with the US and slowing economic growth rate weighed on demand. Economic hardship, relatively weak currencies and the after-effects of tax-changes affected Turkey and Middle Eastern markets to varying degrees.

Inflows into global gold-backed ETFs and similar products totalled 69 tonnes in 2018. This was 67 percent lower than the 206.4 tonnes of inflows in 2017. Even though sizable annual flows into European-listed funds of 96.8 tonnes drove growth in the sector, North American funds experienced heavy outflows for part of the year but reversed this trend in the final quarter of 2018. Global inflows of 112.4 tonnes during the fourth quarter of 2018 reversed the 104 tonnes of outflows from the previous quarter. Growth in the fourth quarter of 2018 was split almost equally between US-listed and European-listed funds, with inflows of 57.1 tonnes and 59.1 tonnes, respectively. For the first time since 2012, the value of total gold-backed ETF holdings finished 2018 above $100 billion, at $100.6 billion, according to the World Gold Council.

The official coin market saw annual demand surge 26 percent compared to 2017 to 236 tonnes, the second highest level on record - the previous high was 270.9 tonnes in 2013. Coin demand flourished in some countries where retail investor concerns around stock market volatility, currency weakness and geopolitical uncertainty were common themes. Bar sales were steady at 781.6 tonnes and have been remarkably stable over the past five years with annual demand anchored between a low of 780 tonnes in 2014 and a high of 797 tonnes in 2016.

Central bank net purchases reached 651.5 tonnes in 2018, 74 percent higher year-on-year. This is the highest level of annual net purchases since the suspension of dollar convertibility into gold in 1971 (Bretton Woods), and the second highest annual total on record. Central Banks now hold nearly 34,000 tonnes of gold. Heightened geopolitical and economic uncertainty throughout the year increasingly drove central banks to diversify their reserves and re-focus their attention on the principal objective of investing in safe and liquid assets.

Gold mine production totalled 854.1 tonnes in the fourth quarter of 2018, two percent lower quarter-on-quarter and one percent lower year-on-year. Over the year, gold mine production rose fractionally, up one percent to 3,346.9 tonnes. Although slowing in recent years, this is now the tenth year of annual growth and the highest level of annual mine output on record (previous record in 2017).

Net producer de-hedging was seen for a third consecutive quarter in the fourth quarter of 2018, with the global hedge book declining by a further 10 tonnes. On an annual basis, net producer de-hedging totalled 29.4 tonnes, following on from 27.9 tonnes of net de-hedging in 2017. At the end of 2018 the global hedge book stood at an estimated 195 tonnes, 13 percent lower year-on-year, continuing the general downward trend.

The price of gold closed the fourth quarter of 2018 at $1,283 per ounce which was also the high for the quarter. It reached a low of $1,187 per ounce and averaged around $1,228 per ounce in the final quarter of 2018. The average price of gold sold for the year was recorded at $1,268 per ounce.

COMPETITION

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. For more information on a geographical analysis of gold income by destination, refer to “Item 18: Financial Statements-Note 2-Segmental Information”.

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

SOUTH AFRICA

The MPRDA

The Mineral and Petroleum Resources Development Act, No. 28 of 2002 (MPRDA) came into effect on 1 May 2004. The objectives of the MPRDA are, amongst other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. Another objective of the MPRDA is to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socioeconomic development of the areas in which they operate.

The Mineral and Petroleum Resources Development Amendment Act, No. 49 of 2008 (MPRDAA) was passed by Parliament in 2008 and became effective on 7 June 2013. Its purpose is to amend the MPRDA in order to, amongst other things:

•
make the Minister of Mineral Resources (Minister) the responsible authority for implementing the requirements of the National Environmental Management Act, No. 107 of 1998 (NEMA) and specific environmental legislation as they relate to prospecting, mining, exploration, production and related activities incidental thereto on the prospecting, mining, exploration or production area;

•	align the MPRDA with the NEMA in order to provide for one environmental management system;

•	remove ambiguities in certain definitions;

•	add functions to the Regional Mining Development and Environmental Committee;

•	amend transitional arrangements so as to further afford statutory protection to certain existing old order rights;and

•	provide for matters connected therewith.

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

•
Applications: Provides that applicants for prospecting and mining rights must (since 7 December 2014) lodge an application for an environmental authorisation simultaneously with the application for rights. The Department of Mineral Resources (DMR) should no longer accept more than one application in respect of the same area and mineral.

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

On 27 December 2012, the Minister published the Draft Mineral and Petroleum Resources Development Bill, 2012 (2012 Bill) which sought to amend the MPRDA again and invited the mining industry and interested and affected parties to comment on it. In 2013, following a consultative process with the DMR, the State Law Advisors and the general public, the Portfolio Committee on Mineral Resources introduced an amended version of the 2012 Bill (2013 Bill) to the South African Parliament.

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

•
Residue stockpiles: The MPRDAA’s inclusion of residue deposits and residue stockpiles in the definition of land, creating a “statutory accession” of movable dumps back to the land, is discussed above. The 2013 Bill would extend this definition to include historic mines and dumps created before the implementation of the MPRDA. The 2013 Bill also seeks to make these historic dumps subject to a mining right issued under the MPRDA. There is a transition period of two years to enable owners of these dumps to either apply for mining rights or incorporate them in existing mining rights.

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

•
Legislative force of the Charter and Codes: The 2013 Bill proposes amending the definition of “this Act” in the MPRDA so that the MPRDA will include the 2010 Mining Charter (defined below), the Code of Good Practice for the South African Mineral Industry and the Housing and Living Conditions Standard. This would give these documents the force of law.

The 2013 Bill was passed by the National Assembly on 12 March 2014 and passed by the National Council of Provinces (NCOP) on 27 March 2014. The 2013 Bill was then sent to the President of the Republic of South Africa (President) for assent. On 16 January 2015, President Jacob Zuma, who was then in office, referred the 2013 Bill back to the National Assembly to accommodate his reservations around the constitutionality of the 2013 Bill. The 2013 Bill was considered by the Portfolio Committee on Mineral Resources who tabled non-substantial revisions to the 2013 Bill, which revisions were passed by the National Assembly and referred to the NCOP on 1 November 2016. On 22 August 2018, the Minister announced at a Portfolio Committee on Mineral Resources meeting that the 2013 Bill would be withdrawn and that the Minister would seek to introduce a new bill that would provide for the upstream petroleum industry to be governed under a separate piece of legislation from the MPRDA. It is currently unclear whether or not the Minister will seek to propose any of the amendments proposed in the 2013 Bill in a new bill.

The Mining Charter

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2004 (Original Mining Charter) was published in August 2004. The Original Mining Charter was developed in terms of section 100(2)(a) of the MPRDA. The Original Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to historically disadvantaged South Africans, also referred to in the MPRDA as historically disadvantaged persons (HDSAs) within 10 years. The Original Mining Charter also set targets for, amongst other things, the advancement of HDSAs into management positions, the employment of women, procurement of goods and services from HDSA-owned companies, training, community development and the upgrading of mine housing. Mining companies are required to devise plans to achieve these targets, must identify current levels of beneficiation and must indicate opportunities for growth.

The objectives of the Original Mining Charter were to:

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

The Original Mining Charter envisaged measuring progress on transformation of ownership by:

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

Under the Original Mining Charter, the mining industry as a whole agreed to assist HDSA companies in securing finance to fund participation in an amount of ZAR 100 billion over the first five years. Beyond the ZAR 100 billion commitment, HDSA participation was to be increased on a willing seller, willing buyer basis, at fair market value, where the mining companies are not at risk.

Following a review of the progress made regarding transformation in the mining industry against the Original Mining Charter objectives, the DMR amended the Original Mining Charter and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 (2010 Mining Charter) was published on 20 September 2010. The requirement under the Original Mining Charter for mining entities to achieve a 26 percent HDSA ownership of mining assets by the year 2014 was retained. Amendments to the Original Mining Charter in the 2010 Mining Charter required mining companies to:

•	facilitate local beneficiation of mineral commodities;

•
procure a minimum of 40 percent of capital goods, 70 percent of services and 50 percent of consumer goods from HDSA suppliers (i.e., suppliers in which a minimum of 25 percent + one vote of share capital is owned by HDSAs) by 2014, these targets being, however, exclusive of non-discretionary procurement expenditure;

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

In addition, mining companies were required to monitor and evaluate their compliance with the 2010 Mining Charter, and to submit annual compliance reports to the DMR.

As a general matter, the South African government takes a “Scorecard” approach to the different facets of promoting the objectives of the applicable mining charter. It uses the Scorecard when considering applications for the conversion of existing old order rights into new order rights. The Scorecard sets out the requirements of the mining charter in tabular form which allows the DMR to “tick off” areas where a mining company is in compliance. It covers the following areas:

•	human resource development;

•	employment equity;

•	migrant labour;

•	mine community and rural development;

•	housing and living conditions;

•	ownership and joint ventures;

•	beneficiation; and

•	reporting.

The Scorecard attached to the 2010 Mining Charter made provision for a phased-in approach for compliance with the above targets over the five-year period ended on 30 April 2014. For measurement purposes, the Scorecard allocated various weightings to the different elements of the 2010 Mining Charter.

Failure to comply with the provisions of the 2010 Mining Charter amounted to a breach of the MPRDA, which may have resulted in the cancellation or suspension of AngloGold Ashanti’s existing mining rights and may have prevented AngloGold Ashanti’s South African operations from obtaining any new mining rights. However, AngloGold Ashanti has not yet received its “Scorecard” from the South African government assessing its compliance with the requirements of the 2010 Mining Charter.

In March 2015, the Minister announced that the DMR and the Minerals Council South Africa (Minerals Council) (the former Chamber of Mines of South Africa) had jointly agreed to submit certain matters relating to the interpretation of the 2010 Mining Charter, including the qualification of certain historical BBBEE transactions (defined below) for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. Papers were filed by the Minerals Council and the DMR, but the matter was not heard in court and was subsequently postponed.

Separately, the law firm Malan Scholes launched an application challenging the constitutionality of the Original Mining Charter and the 2010 Mining Charter, and requesting that these charters be set aside. This application was dismissed.

On 9 March 2016, AngloGold Ashanti received a notice from the DMR stating that the company was not compliant with the 26 percent HDSA ownership requirement under the 2010 Mining Charter. The notice directed the company to remedy the non-compliance within 60 days. Failure to comply with the order could constitute an offence under the MPRDA and, as such, could negatively impact AGA’s “Scorecard” assessment. On 14 March 2016, AngloGold Ashanti timely responded to the non-compliance notice. The DMR provided no further response and, consequentially, the notice has lapsed.

On 15 June 2017, the Minister gazetted the Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2017 (2017 Mining Charter), which came into effect on the same day. The 2017 Mining Charter sought to align the 2010 Mining Charter with the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, in order to ensure meaningful participation of black people and provide for policy and regulatory certainty to ease the investment in and the development of the mining industry. The Minerals Council launched an urgent application to interdict the implementation of the 2017 Mining Charter and set it aside (DMR/Minerals Council application). The DMR also filed papers in court and the urgent application was due to be heard in court on 14 September 2017. However, the Minister and the Minerals Council reached an agreement on 13 September 2017 wherein the Minister undertook to suspend the 2017 Mining Charter pending the outcome of the DMR/Minerals Council application.

The DMR/Minerals Council application was heard on 9 and 10 November 2017 and judgment was handed down in the matter on 4 April 2018. The High Court of South Africa held that:

•
Once the Minister or his delegate is satisfied in terms of section 23(1)(h) of the MPRDA that the grant of a mining right applied for in terms of section 22 of the MPRDA will further the objects referred to in section 2(d) and (f) of the MPRDA in accordance with “the Charter referred to in section 100 and has granted the mining right applied for, the holder thereof is not thereafter legally obliged to restore the percentage ownership (howsoever measured, inter alia wholly or partially by attributable units of South African production) controlled by HDSAs to the 26 percent target referred in the Original Mining Charter and the 2010

Mining Charter , where such percentage falls below 26 percent, unless such obligation is specified as an obligation in the terms and conditions stated in the right, as referred to in section 23(6) of the MPRDA.

•
Failure by a holder of the mining right to meet the 26 percent ownership target (either in terms of the Original Mining Charter or the 2010 Mining Charter) does not amount to a material breach of the mining right for the purposes of section 47 of the MPRDA (i.e., it will not be a ground for suspension or cancellation of the mining right) nor does it constitute an offence in terms of section 98 of the MPRDA. This, however, does not apply where the terms and conditions of the right itself have stipulated that the 26 percent HDSA ownership must be retained.

•
If the 26 percent HDSA ownership participation has, for any reason, been diluted to a lesser percentage, there is no obligation to top this up once the holder of the mining right has initially achieved the 26 percent HDSA ownership participation requirement. This does not apply where the terms and conditions of the right itself have stipulated that the 26 percent HDSA ownership must be retained.

•
The 2010 Mining Charter does not retrospectively deprive holders of mining rights of the benefits of credit offsets, the continuing consequences of empowerment transactions concluded after the MPRDA came into effect, and the right to off-set credits achieved in one operation against any shortfalls encountered in another operation.

•
While the High Court did not make any pronouncements on the validity of the 2010 Mining Charter, this should not be taken as a confirmation that the 2010 Mining Charter was validly issued in terms of section 100(2) of the MPRDA or that “it is the charter contemplated in section 100” of the MPRDA.

On 19 April 2018, the DMR filed a notice of intention to appeal the High Court judgment, but the matter has not been progressed by the DMR since the filing of the notice. As a result of the recent adoption of the 2018 Mining Charter (defined below), the 2017 Mining Charter has been repealed by the DMR. Since the High Court judgment recognizes the “once empowered, always empowered”-principle (albeit to a limited degree), the Minerals Council has the option to seek to oppose an appeal against the High Court judgment should the DMR progress the appeal.

On 27 September 2018, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018 (2018 Mining Charter) was published and became effective on that date. The 2018 Mining Charter stipulates that it should be read together with the Implementation Guidelines, which were gazetted on 19 December 2018. On 19 December 2018, a few amendments to the 2018 Mining Charter were published in the Government Gazette.

Some of the salient provisions of the 2018 Mining Charter include:

•	The 2018 Mining Charter applies to existing mining rights, pending mining right applications and new mining rights as provided for therein.

•
A new mining right must have a minimum of 30 percent Black Economic Empowerment (BEE) shareholding, which shall include economic interest plus corresponding percentage of voting rights per mining right or in the mining company which holds the mining right. The 30 percent BEE shareholding must be distributed in the following manner:

◦	a minimum of five percent non-transferable carried interest to qualifying employees;

◦	a minimum of five percent non-transferable carried interest or “equity equivalent benefit” to host communities; and

◦	a minimum of 20 percent effective ownership in the form of shares to a BEE entrepreneur, five percent of which must preferably be for women.

•
Existing mining right holders who have achieved a minimum of 26 percent BEE shareholding shall be recognized as compliant for the duration of the mining right (including mining right holders whose BEE partner has since exited). However, the recognition of the “once empowered, always empowered”-principle shall not be applicable on the transfer, sale or renewal of the mining right. Existing right holders must implement the 2018 Mining Charter from 1 March 2019. Prior to this date, right holders must maintain compliance with the 2010 Mining Charter.

•
A pending mining right application, which was lodged and accepted prior to the effective date of the 2018 Mining Charter, shall be processed in accordance with the 2010 Mining Charter and shall thus require a minimum of 26 percent BEE shareholding. However, the mining right holder must then within a period of five years from the effective date of such mining right, increase the BEE shareholding to a minimum of 30 percent.

•
The 2018 Mining Charter reduced the offset available for beneficiation from 11 percent to five percent, but on the basis that existing mining right holders, who qualified for the previous offset, would be allowed to retain it for the duration of the right. Right holders must submit a Beneficiation Equity Equivalent Plan (as outlined in the Implementation Guidelines) to the DMR for approval. Further, mining right holders must submit an annual progress report to the DMR, which report must be in line with the approved Beneficiation Equity Equivalent Plan.

•
Mining companies must have a minimum representation of HDSAs at various levels of the company: a minimum of 50 percent on the board (of which 20 percent women), 50 percent at the executive management level (of which 20 percent women), 60 percent at the senior management level (of which 25 percent women), 60 percent at the middle management level (of which 25 percent women) and 70 percent at the junior management level (of which 30 percent women). Furthermore, a minimum of 60 percent of HDSAs must be represented in the mining right holder’s core and critical skills and a minimum of 1.5 percent of all employees must be employees with disabilities. A period of five years is provided for mining companies to align with the employment equity targets and a five-year plan indicating progressive implementation of the provisions of the employment equity targets must be submitted to the DMR within six months of the publication of the 2018 Mining Charter.

•
New procurement targets have also been introduced. With respect to mining goods, 70 percent of total mining goods procurement spend must be on South African manufactured goods. South African manufactured goods are defined as goods with a minimum of 60 percent local content during the assembly or manufacturing of the product in South Africa (the calculation of local content excludes profit mark-up, intangible value such as brand value and overheads). With respect to mining services, a minimum of 80 percent of the total spend on services must be sourced from South African companies. The transitional arrangement period for compliance with the procurement targets is five years from the publication of the 2018 Mining Charter.

•
The 2018 Mining Charter also provides for the specific application of certain of its elements to holders of licenses under the Diamonds Act, No. 56 of 1986 and the Precious Metals Act, No. 37 of 2005 with variations and exemptions depending on the size of the license holder. For instance, enterprises with a turnover less than ZAR one million are exempt from the 2018 Mining Charter in its entirety. Enterprises with a turnover of more than ZAR 50 million must comply with the 2018 Mining Charter in its entirety.

On 25 February 2019, AngloGold Ashanti received a directive from the DMR stating that the company was not compliant with the amendment process required by the MPRDA in connection with BEE transactions entered into by the company after the conversion of the West Wits mining rights. The DMR instructed AngloGold Ashanti to submit an application to amend the clauses of two of its West Wits mining rights which record the BEE transactions entered into and implemented by the company to reflect further details of those BEE transactions and provide certain information relating to such transactions. On 7 March 2019, AngloGold Ashanti submitted an application for consent of the Minister to amend those clauses accordingly and provided the requested information.

On 26 March 2019, the Minerals Council South Africa (the former Chamber of Mines of South Africa) filed an application in the High Court of South Africa for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. This application primarily relates to the fact that the 2018 Mining Charter does not fully recognise the continuing consequences of historical BEE transactions, particularly in respect of the transfer, sale or renewal of mining rights. The application for judicial review of the 2018 Mining Charter is currently pending.

The Code of Good Practice for the Minerals Industry

Section 100(1)(b) of the MPRDA obliged the Minister to develop a code of good practice for the minerals industry. On 29 April 2009, the Minister published the Code of Good Practice for the South African Minerals Industry (Code) pursuant to section 100(1)(b) of the MPRDA. The Code is a guiding document and its purpose is to set out administrative principles to enhance implementation of the applicable mining charter and the MPRDA. The Code is to be read in combination with the mining charter and other legislation relating to measurement of socio-economic transformation in the South African mining industry. The Code does not replace the mining charter nor any key legislation and laws relating to the minerals and the petroleum industry but serves as a statement of policy and principles that assists in the implementation of both the MPRDA and the mining charter.

Environmental laws relating to mining and prospecting

The MPRDAA repealed the sections in the MPRDA that dealt with environmental regulation of mining and prospecting operations. This was the first step in migrating the environmental regulation provisions from the MPRDA into the National Environmental Management Act, No. 107 of 1998 (NEMA). NEMA was amended by the National Environmental Management Amendment Act, No. 62 of 2008 and subsequently by the National Environmental Management Laws Amendment Act, No. 25 of 2014, and now includes provisions to deal with environmental regulation of mining and prospecting which provisions are administered by the Minister of Mineral Resources (Minister). In addition, the Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations were published in the Government Gazette on 20 November 2015 under GNR 1147 Notice 39425 (2015 Financial Provision Regulations), and now fall under NEMA.

The 2015 Financial Provision Regulations are similar to the previous provisions under the MPRDA, some of the significant changes are set forth below:

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

•
requiring the holder to submit an audit report to the Minister on the adequacy of the financial provision from an independent auditor. If the Minister is not satisfied with the assessment, he is entitled to appoint his own auditor;

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

•
before the entry into force of the 2015 Financial Provision Regulations, holders could make financial provision for annual rehabilitation, final rehabilitation and post-closure residual impacts and water pumping by adding up the total amount for these three types of rehabilitation and making financial provision in one go using one or a mix of four methods: depositing cash in to the DMR bank account, keeping the amount in a rehabilitation trust in accordance with the Income Tax Act, No. 58 of 1962 (ITA), obtaining a financial guarantee or a bank guarantee in respect of the amount, or using a method determined by the Director-General (this was not common in practice). Under the 2015 Financial Provision Regulations, if the holder wishes to use a rehabilitation trust in accordance with the ITA, the amount in the trust can only relate to financial provision for post-closure residual impacts and water pumping. Holders can no longer make financial provision for annual and final closure through a trust fund;

•	a holder’s financial provision must be equal to the sum of actual costs of implementing all three broad classes of rehabilitation for at least 10 years; and

•
the financial provision liability associated with annual rehabilitation, final closure or latent or residual environmental impacts may not be deferred against assets at mine closure or mine infrastructure salvage value.

Failure to realign to the 2015 Financial Provision Regulations constitutes non-compliance with section 24P of NEMA, which would entitle the DMR to issue a directive and failure to comply with the directive is an offence under section 49A(g) of NEMA. A person convicted of an offence under section 49A(g) of NEMA is liable to a fine not exceeding ZAR10 million or to imprisonment for a period not exceeding 10 years, or to both.

The mining industry has raised concerns with the 2015 Financial Provision Regulations, including:

•	confusion regarding the applicability of the 2015 Financial Provision Regulations to applicants and to previous holders;

•	duplicate funding or double provisioning;

•	unclear methods and periods for determining financial provision;

•	legal barriers to use of trust funds;

•	burdensome public consultation and disclosure requirements;

•	transitional provisions and time frames;

•	requirements for an additional three plans;

•	over-auditing, time and cost implications; and

•	inclusion of care and maintenance.

On 26 October 2016, proposed amendments to the 2015 Financial Provision Regulations were published for comment. The mining industry has been engaging with the Department of Environmental Affairs (DEA) regarding a new version of the Financial Provision Regulations and the proposed amendments. A revised version of the 2015 Financial Provision Regulations was expected to be published during the course of 2017, with a revised compliance deadline of February 2019. On 21 September 2018, the Acting Minister of Environmental Affairs published amendments to the 2015 Financial Provision Regulations. These amendments include the repeal of the 2015 Financial Provision Regulations and the extension of the deadline for compliance with the new Financial Provision Regulations to 19 February 2020. A further and more substantial amendment to the new Financial Provision Regulations is anticipated in 2019. A group comprising of the mining industry, financial advisors, community members as well as the DMR, Treasury and the DEA were in discussions regarding further amendments in late 2018.

Pursuant to section 24N(8) of NEMA, directors of a company are jointly and severally liable for any negative impact on the environment, whether advertently or inadvertently, caused by the company they represent, including damage, degradation and pollution.

See also “Item 4B: Business Overview-Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview-Environmental, Health and Safety Matters”.

AngloGold Ashanti’s rights and permits

Under South African law, a mining right will be granted to a successful applicant for a period not exceeding 30 years. Mining rights may be renewed for additional periods not exceeding 30 years at a time. A mining right can be cancelled if the mineral to which such mining right relates is not mined at an “optimal” rate.

AngloGold Ashanti holds three mining rights in South Africa in West Wits which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Titles Registration Office (MPTRO).

A prospecting right will be granted to a successful applicant for a period not exceeding five years, and may only be renewed once for three years. The MPRDA also provides for a retention period of up to three years after prospecting, with one renewal up to two years, subject to certain conditions. AngloGold Ashanti currently does not hold any prospecting rights in South Africa.

In addition, AngloGold Ashanti holds a refining licence and an import and export permit from the South African Diamond and Precious Metals Regulator.

The BBBEE Amendment Act

The President of the Republic of South Africa assented to the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (BBBEE Amendment Act) on 23 January 2014. The BBBEE Amendment Act came into effect on 24 October 2014 with the object of amending the Broad-Based Black Economic Empowerment Act, No. 53 of 2003 (BBBEE Act) to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. The BBBEE Amendment Act includes a number of changes to the framework under the BBBEE Act, including:

•	amending and clarifying the definition of the intended beneficiaries of such framework;

•	amending the definition of “Broad-Based Black Economic Empowerment” (BBBEE) to introduce the concept of viable BBBEE and providing standards for that preferential procurement;

•
expanding the scope of the BBBEE Codes of Good Practice (BBBEE Codes), and the related transformation charters, on BBBEE matters that the Minister of Trade and Industry can issue under the BBBEE Act for specific sectors of the South African economy and making it compulsory for public authorities, governmental agencies and other public entities to apply such codes (Sector Codes);

•
introducing into the BBBEE Act itself the definition of fronting BBBEE practices (i.e., a transaction, arrangement or other act or conduct that directly or indirectly undermines or frustrates the achievement of the objectives of the BBBEE Act or the implementation of any of its provisions), which to date has been developed outside of the BBBEE Act and has now been expanded to capture the more sophisticated and unsuspecting fronting transactions, making fronting a criminal offense that is punishable with imprisonment and fines under certain circumstances, reasserting in the BBBEE Act the common law remedies for misrepresentation and more generally enhancing the enforcement mechanism against fronting;

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

Additionally, the revised BBBEE Codes of Good Practice (Revised BBBEE Codes) became effective on 1 May 2015. Both the BBBEE Amendment Act and the Revised BBBEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the applicable mining charter is not a Sector Code. It is not, at this stage, clear what the interplay between the applicable mining charter, the BBBEE Act and Revised BBBEE Codes is. Historically, there has been some debate as to whether the BBBEE Act and the BBBEE Codes apply to the mining industry, taking into account that the BBBEE Act requires every organ of state and public entity to give due consideration to the BBBEE Codes when issuing licenses, concession or other authorisations.

The MPRDA and the BBBEE Act have an overlapping focus. However, the BBBEE Act and the Revised BBBEE Codes do not require the DMR to apply the Revised BBBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMR apply the Revised BBBEE Codes as a requirement for the retention of existing mining rights. The Revised BBBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with organs of state.

The South African government may designate the 2018 Mining Charter as a Sector Code in the future, in which case it would be under the auspices of the BBBEE Act. However, the South African government chose not to do so with respect to the 2010 Mining Charter in its Government Gazette notice of 17 February 2016. Until such determination is made, if at all, the 2018 Mining Charter remains a stand-alone document under the auspices of the MPRDA.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (Royalty Act) was promulgated on 24 November 2008 and came into operation on 1 March 2010. The Royalty Act imposes a royalty on refined and unrefined Mineral Resources payable to the state.

The royalty in respect of refined Mineral Resources (which include gold and silver) is calculated by dividing earnings before interest and taxes (EBIT) as calculated under the Royalty Act, by the product of 12.5 times gross sales (as defined in the Royalty Act) calculated as a percentage, plus an additional 0.5 percent. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of five percent of gross sales has been introduced for refined minerals.

The royalty in respect of unrefined Mineral Resources (which include uranium) is calculated by dividing EBIT by the product of nine times gross sales calculated as a percentage, plus an additional 0.5 percent. A maximum royalty of seven percent of gross sales was introduced for unrefined Mineral Resources. Where unrefined Mineral Resources (such as uranium) constitute less than 10 percent in value of the total composite Mineral Resources, the royalty rate in respect of refined Mineral Resources may be used for all gross sales and a separate calculation of EBIT for each class of Mineral Resources is not required. For AngloGold Ashanti, this means that currently the company will pay a royalty based on refined Mineral Resources (as the unrefined Mineral Resources (such as uranium) for AngloGold Ashanti for 2018 constituted less than 10 percent in value of the total composite Mineral Resources). The rate of royalty tax payable for 2018 was 0.50 percent of gross sales of the company’s South African operations.

The President of South Africa appointed the Davis Tax Committee (DTCom) to review the current mining tax regime.  In a reported titled the “Second and Final Report on Hard -Rock Mining” released in November 2017, the DTCom recommended an update and refinement of the schedules in the Royalty Act. For purposes of flexibility, the DTCom suggested these schedules should rather form part of regulations made by the Minister of Finance in the Government Gazette rather than forming part of the royalty legislation itself. The DTCom called upon the South African Revenue Service (SARS) to issue comprehensive interpretation notes on the Royalty Act to dispel any uncertainty prevalent in the industry.

Some of the other preliminary recommendations of the DTCom have included the upfront capital expenditure write-off regime being discontinued and replaced with an accelerated capital expenditure depreciation regime, which is in parity with the write-off periods provided for in respect of the manufacturing (40/20/20/20) basis. Another recommendation has been to bring the taxation of newly established gold mines into line with the tax regime applicable to non-gold mining taxpayers (in so far as possible). The DTCom has recommended that the so -called “gold formula” be retained for existing gold mines. Given the retention of the gold formula for existing gold mines, it will be necessary to retain ring fences in mines where the gold formula subsists. With regard to the additional capital allowances available to gold mines, the DTCom has recommended that such allowances should be phased out so as to bring the gold mining corporate income tax regime into parity with the tax system applicable to taxpayers as a whole.

Land Expropriation

On 27 February 2018, the South African National Assembly resolved to assign the Constitutional Review Committee (CRC) to review section 25 of the Constitution of the Republic of South Africa (Constitution) and other clauses, where necessary, to make it possible for the state to expropriate land in the public interest without compensation. The CRC had been given until 30 August 2018 to report back to the National Assembly. This resolution follows the African National Congress’ (ANC) resolution at its elective conference in December 2017 to pursue expropriation of land without compensation in a manner that does not destabilise the agricultural sector, endanger food security or undermine economic growth and job creation.  On 15 November 2018, the CRC issued its report recommending that section 25 of the Constitution must be amended to make explicit that which (in its view) is implicit in the Constitution, with regards to expropriation of land without compensation, as a legitimate option for land reform, so as to address the historic wrongs caused by the arbitrary dispossession of land, and in so doing ensure equitable access to land and further empower the majority of South Africans to be productive participants in ownership, food security and agricultural reform programs. Furthermore, the CRC recommended in its report that the South African Parliament must urgently establish a mechanism to effect the necessary amendment to the relevant part of section 25 of the Constitution and that it must table, process and pass a bill to amend the Constitution (Constitutional Amendment Bill) before the end of the current legislature in order to allow for expropriation without compensation. The CRC report was adopted by both Houses of Parliament in early December 2018. On 6 December 2018, the National Assembly resolved to establish an ad hoc committee to initiate and produce such Constitutional Amendment Bill before the end of the current Parliament to amend section 25 of the Constitution so that expropriation of land without compensation is made explicit, as a legitimate option for land reform. The ad hoc committee needs to report back to the National Assembly by 31 March 2019. Until such Constitutional Amendment Bill is published, it is unclear how the proposed expropriation of land without compensation might affect AngloGold Ashanti’s operations. Separately, on 21 December 2018, a draft Expropriation Bill was gazetted inviting comments from the public. The draft Expropriation Bill outlines circumstances under which land may be expropriated without compensation.

Section 5(3) of the MPRDA entrenches a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the mining right holder to own the land on which it conducts operations. Once a mining right is granted, the landowner has no right to refuse the conducting of mining operations on the property in question and is not entitled to compensation from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA. However, once a mining right is granted, a landowner can refuse a lawful mining right holder access to the land over which it has the right to conduct its mining operations. In this scenario, section 54 of the MPRDA creates an avenue for the payment of compensation to the landowner by the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA. Section 55 of the MPRDA further provides the Minister of Mineral Resources with powers to expropriate the land in question for purposes of mining.

CONTINENTAL AFRICA

Democratic Republic of the Congo

The mining industry in the Democratic Republic of the Congo (DRC) is primarily regulated by law No. 007/2002 dated 11 July 2002 (2002 DRC Code) as amended by law No. 18/001 dated 29 January 2018 (Reformed DRC Mining Code) and decree No. 038/2003 dated 26 March 2003 as amended by decree No. 18/024 dated 8 June 2018 (Reformed Mining Regulations). As regards the application of the Reformed DRC Mining Code and Reformed Mining Regulations, the Kibali joint venture has reserved and continues reserving its rights, including, without limitation, its stability rights under, among other legal sources, the 2002 DRC Code. Discussions with the DRC government on these issues and the possible application of incentives that may be available under the Reformed DRC Mining Code and Reformed Mining Regulations are ongoing.

In accordance with prior mining legislation, companies holding mining titles issued prior to the entry into force of the Reformed DRC Mining Code and Reformed Mining Regulations have claims to a 10-year stability provision. Notwithstanding the adoption of the new regulatory regime, most companies are reserving their rights with respect to such stability provision.

The Reformed DRC Mining Code vests the DRC Minister of Mines with the authority to grant, refuse, suspend and terminate mineral rights, although such authority is to be exercised upon conditions set out in the Reformed DRC Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of five years or in the form of mining permits which are granted for an initial period of 25 years. An exploration permit may, at any time before expiry, be transformed partially into a mining permit or a small-scale mining permit. Mining permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of a feasibility study, an environmental impact study and an environmental management plan.

The holder of a mining permit is required to commence development and mine construction within three years of the award of such permit. Failure to do so may lead to forfeiture of the mining permit. A permit holder must comply with specific rules relating to, amongst other things, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning. Mining and exploration activities are required to be undertaken so as to affect as little as possible the interests of lawful occupants of land and surface rights holders, including their customary rights. The exercise of mineral rights by title holders which effectively deprives or interferes with the rights of occupants and surface rights holders requires payment of fair compensation by the mineral title holder.

To protect and enforce rights acquired under an exploration or mining permit, the Reformed DRC Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitral recourses.

The Reformed DRC Mining Code sets out an exclusive and exhaustive tax and customs regime applicable to mining activities. Mining title holders are subject, amongst other things, to a corporate income tax of 30 percent, a windfall tax of 50 percent and are required to pay mining royalties to the DRC government. The royalty rate applicable to gold has been set at 3.5 percent. Mining title holders are also required to contribute a minimum of 0.3 percent of total turnover to community development. The standard rate of VAT is 16 percent and is applicable to all mining companies.

Mining companies are required to grant a free-carried and non-contributory participation to the DRC government. The DRC government’s free participation was previously set at five percent, but was increased to 10 percent in respect to mining titles issued after the entry into force of the Reformed DRC Mining Code. All mining companies are required to grant an additional five percent free-carried participation to the DRC government upon each renewal of their exploitation permit. Under the Reformed DRC Mining Code, a 10 percent local contributory participation is also mandatory for mining titles issued after its entry into force.

Regarding exchange control rules, the Reformed DRC Mining Code requires that mining title holders repatriate onshore 60 percent of sale revenues during the investment amortization period and 100 percent once the investment amortization is completed.

The Reformed DRC Mining Code also provides for a level of fiscal stability. A stability clause stipulates that existing tax, customs and exchange control provisions applicable to mining activities are guaranteed to remain unchanged for a period of five years from the enactment of the Reformed DRC Mining Code.

Article 220 of the Reformed DRC Mining Code provides that the Prime Minister of the DRC may grant a number of incentive measures to provinces suffering from infrastructures deficits to encourage economic development from mining resources. Discussions are currently ongoing with the DRC government with respect to incentives that could be available under this article 220 of the Reformed Mining Code.

On 18 July 2012, the Convention between the government of the Republic of South Africa and the government of the DRC for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (Convention) came into effect. The Convention is applicable to:

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

AngloGold Ashanti holds a stake in the Kibali gold project located in the north-eastern part of the DRC. The project is operated by Randgold Resources and is owned by Randgold Resources (45 percent), AngloGold Ashanti (45 percent) and Société Minière de Kilo-Moto SA (SOKIMO) (10 percent), which latter share represents the interest of the DRC government in the Kibali gold project.

Kibali comprises 10 permits, seven expiring in 2029 and three in 2030 and covering an area of 1,836 square kilometres in the Moto goldfields of the north-eastern part of the DRC.

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

The grant of a mining lease by the Ghanaian Minister of Lands and Natural Resources (MLNR) upon the advice of the Minerals Commission is subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by the Parliament of Ghana.

Control of mining companies

The MLNR has the power to object to a person becoming or remaining a controller of a company which has been granted a mining lease if the MLNR believes, on reasonable grounds, that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

Right of pre-emption

Section 7 of the GMM Act provides that the MLNR “has the right of pre-emption of all minerals raised, won or obtained in Ghana and from any area covered by territorial waters, the exclusive economic zone or the continental shelf and products derived from the refining or treatment of these minerals.” Section 7 further states that the Ghanaian government “may, by an Executive Instrument, appoint a statutory body to act as its agent for the exercise of the right of pre-emption.” The right of pre-emption gives the Ghanaian government the power, to compulsorily purchase the minerals or gold produced by mining companies in Ghana. By way of providing a safeguard to mining companies, article 20 of Ghana’s Constitution provides protection from deprivation of property by the government of Ghana and requires it to make prompt payment of fair and adequate compensation, where it is absolutely necessary to compulsorily acquire any private property.

Section 7 of the GMM Act has never been implemented by the government of Ghana. However, the Ghanaian government indicated in 2018 that it may consider this provision as part of its options to add value to mineral resources mined in Ghana. The government of Ghana and mining companies are in discussions regarding the best approach to achieve the Ghanaian government’s policy objectives in the most mutually beneficial way.

Stability agreements

The GMM Act provides for stability agreements as a mechanism to guarantee certain terms and conditions (mainly fiscal) to which a mining company’s operations will be subject for a period of 15 years. Stability agreements are subject to ratification by Parliament.

Ghana Stability Agreement

On 18 February 2004, AngloGold Limited and the government of Ghana agreed on the terms of a stability agreement (Ghana Stability Agreement) to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination between AngloGold Limited and Ashanti Goldfields Company Limited. The Ghana Stability Agreement necessitated the amendment of the Obuasi mining lease which had been ratified by Parliament.

Under the Ghana Stability Agreement, the government of Ghana agreed:

•	to extend the term of the mining lease relating to the Obuasi Mine until 2054 on terms existing prior to the business combination;

•
to maintain, for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in Ghana at a rate of three percent per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;

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

The Ghana Stability Agreement also stipulates that a sale of AngloGold Ashanti’s or any of its subsidiaries’ assets located in Ghana remains subject to the approval of the government of Ghana. Furthermore, the Ghanaian government retains its special rights (Golden Share) under the provisions of the GMM Act pertaining to the control of a mining company, in respect of its assets and operations in Ghana.

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

AngloGold Ashanti (Ghana) Limited (AGAG) has negotiated new regulatory and fiscal agreements in relation to the Obuasi Mine with the Ghanaian government. These agreements, which govern the redevelopment of the Obuasi Mine, were ratified by Ghana’s Parliament on 21 June 2018. As a result of the ratification of these agreements, the Ghana Stability Agreement ceased to apply to the Obuasi Mine, but will continue to apply to the Iduapriem Mine until it expires in April 2019. Preliminary contact has been made with the Ghanaian Minerals Commission with respect to a new stability agreement for the Iduapriem Mine and the Minerals Commission has provided guidelines to be followed for the application to be made.

Obuasi Development Agreement

The Development Agreement (DA) with respect to the Obuasi Mine confers various rights and imposes several obligations on AGAG, including:

•	Stabilization of the regulatory framework for a period of 10 years with a potential of it being extended for five years;

•	Confirmation of accounting currency to be US dollars;

•	Right to hold up to 80 percent of proceeds received from exporting minerals in foreign currencies outside of Ghana in accordance with existing arrangements;

•	Obligation to set up a community trust fund for Obuasi and to fund it at $2 per ounce of gold produced;

•	Obligation to give preference to materials and goods made in Ghana, and services provided by Ghanaians, entities incorporated or formed in Ghana, and entities owned and controlled by Ghanaians;

•	Obligation to give preference to Ghanaian skills where they are available;

•	Obligation to employ high standards of safety; and

•	Right to peaceful enjoyment and protection against expropriation.

Obuasi Tax Concession Agreement

The fiscal terms which ordinarily form part of a single stabilisation document were separated from the Development Agreement in relation to the Obuasi Mine. Hence a separate Tax Concession Agreement (TCA) was signed with the Ghanaian government. The relevant salient terms include, among other things:

•	Corporate income tax to be 32.5 percent or such lower rates as may be fixed by law (as opposed to the current legal rate of 35 percent);

•
Capital allowances carried forward by AGAG which relate to the period before the effective date of the TCA which have not already been utilized for the purposes of calculating taxable income shall continue to be carried forward until 31 December 2020;

•	Existing and new tax losses as well as a special concession to carry forward capital allowances to be converted into tax losses as at the end of 2020, will apply to AGAG;

•	Exemptions of certain items from import duty;

•	Exemption of the following transactions from capital gains tax:

◦
an issue of shares by a publicly listed company which holds a direct or indirect interest in AGAG in connection with a raising of finance, an acquisition or a reorganization or an issue of shares by a company in connection with a new listing;

◦
transfers of shares in any publicly listed company which holds a direct or indirect interest in AGAG other than a transfer of shares which results in a third party holding more than 35 percent of the shares in the listed company; or

◦
a reorganization of a company which holds a direct or indirect interest in AGAG where following the reorganization the shareholders are substantially similar to those shareholders of the ultimate parent entity immediately prior to the transaction;

•
Non-application of section 62(1) of the Income Tax Act, 2015 (Act 896) (which provides that where the underlying ownership of an entity changes by more than 50 percent at any time within a period of three years, the assets and liabilities of that entity immediately before the change are deemed to be realized) under the following circumstances:

◦	a joint venture in relation to Obuasi;

◦
an issue of shares by a publicly listed company which holds a direct or indirect interest in AGAG in connection with a raising of finance, an acquisition or a reorganization or an issue of shares by a company in connection with a new listing;

◦
transfers of shares in any publicly listed company which holds a direct or indirect interest in AGAG other than a transfer of shares which results in a third party holding more than 50 percent of the shares in the listed company; or

◦
a reorganization of a company which holds a direct or indirect interest in AGAG where following the reorganization the shareholders are substantially similar to those shareholders of the ultimate parent entity immediately prior to the transaction;

•	A sliding scale royalty ranging from three percent at a gold price up to $1,300 per ounce to five percent at $2,000 per ounce and above (instead of the current flat rate of five percent).

•	Exemption from the payment of VAT on items imported under the Ghanaian Import Duty List up to 31 December 2023; and

•	Entitlement to a refund of VAT credit notwithstanding that AGAG will not meet the usual conditions for qualification for refunds.

As described above, the DA and TCA, which govern the redevelopment of the Obuasi Mine, were ratified by Ghana’s Parliament on 21 June 2018. As a result of the ratification of these agreements, the Ghana Stability Agreement ceased to apply to the Obuasi Mine.

Tax laws

In 2012, the tax laws of Ghana were amended. Changes to the tax laws included:

•
An increase in the income tax rate applicable to mining businesses from 25 percent to 35 percent. AngloGold Ashanti is currently protected until April 2019 from any increase of its income tax rate to greater than the rate provided for under the Ghana Stability Agreement for the Iduapriem Mine, and the Obuasi Mine is protected under the DA and TCA.

•
Introduction of a new capital allowance regime for class 3 assets (which include mineral and petroleum exploration and production rights, buildings, structures and works of a permanent nature used in mineral and petroleum exploration and production and plant and machinery used in mining and petroleum operations) that provides for a 20 percent straight line rate for a period of five years. Pursuant to the Ghana Stability Agreement, this change will not affect AngloGold Ashanti until April 2019 for the Iduapriem Mine, and the Obuasi Mine is protected under the DA and TCA.

•
Elimination of the five percent allowance on prior year additions. Prior to the 2012 amendment, the tax laws granted an additional five percent of the value of assets acquired and qualified to be classified as class 3 assets for the purpose of granting capital allowances. Capital allowance is now 20 percent each year on the total value of the assets. Pursuant to the Ghana Stability Agreement, this change will not affect Iduapriem Mine until April 2019. The TCA provides that unutilized capital allowances carried forward by AGAG which relate to the period before 21 June 2018 (date of ratification of the TCA) shall continue to be carried forward until 31 December 2020 as unutilized capital allowances carried forward. From 1 January 2021, any such unutilized capital allowances shall be 20 percent each year on the total value of assets.

•
A ring-fencing rule to prevent mining businesses from deducting or setting off costs from one mining area with another’s income. Pursuant to the Ghana Stability Agreement, this change will not affect Iduapriem Mine until April 2019. This ring-fencing rule applies to the Obuasi Mine under the TCA.

In 2018, the following changes have been made to the tax regime of Ghana.

•
The Taxation (Use of Fiscal Electronic Device) Act, 2018 (Act 966) (FED Act) was introduced to enhance the efficiency of tax collection by removing the human interaction element and adopting the use of electronic devices in the collection of taxes. The FED Act makes it mandatory for specified taxable persons to use fiscal electronic devices for sales on their premises and to promote non-cash sales transactions. The FED Act has not yet been implemented.

•
The Minerals Income Investment Fund Bill has been passed by Parliament to establish a Fund to receive mineral royalty and related income as well as establish a special purpose vehicle to vest the Ghanaian government’s carried interest in mining companies. It will also provide for the disbursement and management of the royalties received from mineral rights holders by Ghana’s government. This would not impose any additional burden on mining companies such as AngloGold Ashanti, but would only change the legal personality holding the Ghanaian government’s carried interest.

•
The Luxury Vehicle Levy Act, 2018 (Act 969) has been enacted to impose a levy on vehicles based on engine capacities. This levy is payable on first registration and subsequently annually on renewal of road worthy certificates. The levy exempts ambulances, tractors, commercial vehicles for goods transport or those with capacity to transport more than 10 persons. For vehicles with capacity between 2,950cc-3,549cc, the levy is GHS 1,000 cedis, vehicles with engine capacity between 3,550cc- 4,049cc will be levied at GHS 1,500 cedis, and for engine capacities above 4,050cc, the levy is GHS 2,000 cedis per annum. This would marginally increase the associated cost of running light vehicles owned by AngloGold Ashanti.

Golden Share

Under the Ghana Stability Agreement, the government of Ghana has confirmed and agreed that the government’s rights with respect to the Golden Share apply only in respect of AngloGold Ashanti’s assets and operations in Ghana. The rights do not extend to any other assets or operations of AngloGold Ashanti outside Ghana.

Ghana’s government has also agreed to waive any right it may have under section 60(I) of the Minerals and Mining Law, 1986, as amended, to acquire a special share in AngloGold Ashanti or any of its direct or indirect subsidiaries or joint ventures.

The Golden Share may only be held by or transferred to a Minister of the Ghanaian government or any person acting on behalf of the government and authorised in writing by such Minister.

The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:

(i)	any amendment to or removal of the relevant provisions of the AGAG Regulations setting out the rights and restrictions attaching to the Golden Share;

(ii)	the voluntary winding-up or voluntary liquidation of AGAG;

(iii)	the redemption of or purchase by AngloGold Ashanti of the Golden Share;

(iv)	the disposal of any mining lease held by AGAG or any subsidiary of AGAG; and

(v)
any disposal by AGAG (other than any disposal in the ordinary course of business of AngloGold Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the AngloGold Ashanti group taken as a whole. For this purpose, a part of the AngloGold Ashanti group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the AngloGold Ashanti group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the AngloGold Ashanti group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

Upon a return of assets in a winding-up or liquidation of AGAG, the holder of the Golden Share is entitled to the sum of GHS 0.10 cedis in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalisation issue.

The holder of the Golden Share may require AGAG to redeem the Golden Share at any time in consideration of the payment to such holder of GHS 0.10 cedis.

VAT

The Value Added Tax Act, 2013 (Act 870) (2013 VAT Act) extended the coverage of VAT to additional activities, including among other things the supply of financial services that are rendered for a fee, commission or a similar charge. The taxes on those additional activities do not have an adverse effect on the company since they do not directly impact its operations.

The Value Added Tax (Amendment) Act, 2017 (Act 948) (First 2017 VAT Act) amended the 2013 VAT Act. The First 2017 VAT Act, among other things, classifies the supply of financial services and gives legal backing to a three percent VAT Flat Rate Scheme (FRS).

The FRS applies to all wholesalers and retailers including suppliers who import to resell on wholesale or retail. Prior to the introduction of the FRS, suppliers were allowed to charge 17.5 percent against the output tax charged on the value of their supplies. However, suppliers are currently prohibited from charging 17.5 percent under the new scheme. Hence the 17.5 percent is rather inculcated into the price of goods/ products supplied, passing on the costs to the consumer. Thus, goods purchased by AngloGold Ashanti from its suppliers fall within this bracket and have turned out to be more expensive than previously.

The Value Added Tax (Amendment) (No. 2) Act, 2017 (Act 954) (Second 2017 VAT Act) was enacted to amend the 2013 VAT Act to provide for withholding from the payment of VAT to registered VAT traders and to allow the Ghana Revenue Authority to appoint certain categories of VAT registered entities as withholding tax agents. Mining companies like AngloGold Ashanti fall within the category of such withholding tax agents and implementation of the Second 2017 VAT Act started from May 2018.

In 2018, the Value Added Tax (Amendment) Act, 2018 (Act 970) revised the VAT rate on taxable supplies to 12.5 percent. The National Health Insurance (Amendment) Act, 2018 (Act 971) decoupled the National Health Insurance Levy of 2.5 percent from the VAT and converted it into a straight levy which is not subject to the input and output method of accounting for VAT. Same was done for the Ghana Education Trust Fund portion of the VAT under the Ghana Education Trust Fund (Amendment) Act, 2018 (Act 972). The implication is an increase in the total VAT amount payable by the consumer.

However, by virtue of the DA and TCA, AngloGold Ashanti will not be affected by these revised rates with respect to the Obuasi Mine. The effect of these revised rates on AngloGold Ashanti in respect of the Iduapriem Mine from April 2019 will depend on the agreed stabilisation terms with the government of Ghana, following the expiration of the current Ghana Stability Agreement. In the absence of a new stability agreement, the prevailing rate will apply with respect to the Iduapriem Mine.

Income taxes

In November 2015, Parliament passed the Income Tax Act, 2015 (Act 896) (ITA) which repealed the Internal Revenue Act, 2000 (Act 592), as amended. The ITA became effective from 1 January 2016 for the 2016 year of assessment. The ITA ring-fences and taxes income derived from mining operations at the rate of 35 percent. For the purpose of ascertaining the income of a person for taxation, each separate mineral operation is treated as independent business and taxed accordingly. Pursuant to section 2.06 of the Ghana Stability Agreement, the ring -fencing provision will not apply to AngloGold Ashanti in respect of the Iduapriem Mine until April 2019 and until then the company’s tax exposure will not exceed 30 percent. The TCA for the Obuasi Mine provides for a stabilised rate of 32.5 percent. Hence, AngloGold Ashanti will not be affected by the ring-fencing provision of 35 percent with respect to the Obuasi Mine.

The ITA provides for the carrying forward of losses for up to five years and those losses can only be used in the order in which they were generated or incurred. The ITA further prohibits the deferment of capital allowances calculated or granted for a particular year.

The ITA states that expenditure incurred in reconnaissance or prospecting operations shall be placed in a single pool, and the balance in that pool is to be carried forward year to year until commencement of production. When production commences, the amount in the pool must be capitalised and the Commissioner-General of the Ghana Revenue Authority (Commissioner-General) shall grant a capital allowance in respect thereof. The ITA also provides guidance on how costs incurred during the reconnaissance and exploration phase of a mine ought to be treated.

The ITA imposes a withholding tax on dividends paid by a person conducting mineral operations in Ghana at eight per cent regardless of the amount of shareholding of the recipient. However, a recipient holding or controlling directly or indirectly at least 25 percent of the voting power of the company paying the dividend may be allowed some tax exemptions.

The ITA also introduces some variation in the rates of withholding taxes. For example, payments for the supply of services (Payments with a Source in Ghana to Persons Other Than Individuals) has been increased from five percent to 15 percent; the withholding tax on resident Directors’ remuneration has been increased from 10 percent to 20 percent; and withholding taxes on natural resource payments and royalties have been increased from 10 percent to 15 percent. This may have an indirect impact on AngloGold Ashanti’s operations as this rate will have a material impact on the margins of suppliers and possibly their working capital. Suppliers may therefore seek to pass this on to AngloGold Ashanti by increasing their fees and charges.

The ITA also abolishes the flat 15 percent rate of tax on capital gains. Capital gains are now to be included in business or investment income and taxed at the applicable income tax rate.

Various amendments were made to the ITA as follows:

•
The Income Tax (Amendment) Act, 2015 (Act 902) provides new rates of tax on the chargeable income of resident individuals for a year of assessment, introduces a 15 percent withholding tax rate applicable to service fees with a source in Ghana to resident individuals for services other than those expressly provided for under Act 902 and increases the monetary threshold for an individual to whom a presumptive tax applies. Presumptive tax payable on turnover is now three percent of the business where the turnover is more than GHS 20,000 cedis but does not exceed GHS 200,000 cedis (instead of the initial presumptive tax of three percent payable where the turnover was more than GHS 20,000 cedis but did not exceed GHS 120,000 cedis).

•
The Income Tax (Amendment) Act, 2016 (Act 907) exempts from tax, interest and dividends paid to an investor in an approved unit trust scheme or mutual fund, and also reduces withholding tax on service fees payable by a resident person, other than an individual, to another resident person from 15 percent to 7.5 percent.

The Income Tax Regulations, 2016 (L.I. 2244) pursuant to the provisions of the ITA was also introduced to reduce the income tax imposed on the wages of casual and temporary workers from the previous rate of 7.5 percent-15 percent to a fixed rate of five percent.

The Income Tax (Amendment) Act, 2018 (Act 973) amends the personal income tax rates for resident and non-resident individuals. The rate of tax imposed on the chargeable income of a non-resident temporary worker has been increased to 25 percent on their gross taxable income.

A resident worker’s chargeable income is taxed annually as follows: the first GHS 3,132 cedis is exempt from tax, the next GHS 840 cedis is subject to five percent tax, the next GHS 1,200 cedis is subject to 10 percent tax, the next GHS 33,720 cedis is subject to 17.5 percent tax, any amount exceeding GHS 81,108 cedis is subject to 25 percent tax and any amount exceeding GHS120,000 cedis is subject to a 35 percent tax. Subsequently, the Income Tax (Amendment) (No.2) Act, 2018 (Act 979) amended Act 973 by reducing the upper tax rate from 35 percent to 30 percent for annual incomes above GHS 240,000 cedis. These changes affect AGAG employees.

Another amendment made to the ITA, set forth in the Income Tax (Amendment) Act, 2017 (Act 941), provides for the exemption from tax of the gains from the realisation of securities listed on the Ghana Stock Exchange.

Retention of foreign earnings

AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings in an offshore foreign exchange account. In addition, the company has permission from the Bank of Ghana to retain and use US dollars, outside of Ghana, to fulfill payment obligations to the company’s hedge counterparties which cannot be met from the cash resources of its treasury company. On 4 February 2014, the Bank of Ghana issued new directives as part of measures to streamline the collection and repatriation of export proceeds to Ghana. These directives included an instruction to all banks and authorised dealers to, within five working days of receipt of export proceeds, convert the proceeds into Ghana cedis based on the average Interbank Foreign Exchange Rate prevailing on the day of conversion with a spread not exceeding 200 percentage in points (pips). Exporters with retention accounts were to continue to operate these accounts in accordance with their retention agreements. Retention proceeds which were sold to the banks were to be converted into Ghana cedis based on the average Interbank Foreign Exchange Rate prevailing on the day of conversion with a spread not exceeding 200 pips. It further advised that offshore foreign exchange transactions by resident companies, including exporters, were strictly prohibited and exporters were to ensure that all export proceeds are repatriated in full. Failure to comply with the provisions attracts penalties including pecuniary sanctions, jail terms, suspension and revocation of the operating licence, as applicable.

Following engagement with relevant stakeholders, the Bank of Ghana issued another notice clarifying that the transfer of foreign exchange to meet external payment obligations remains permissible for transactions such as:

•	redemptions and coupon payments on Bonds held by non-residents;

•
investment income, technology and management transfer entitlements, expatriate emoluments, and other incentive packages and overseas commitments under provisions in various legislation and legislative instruments such as the GMM Act, and the Technology Transfer Regulations, 1992 ( L.I.1547 ); and

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

•	The limit of $1,000 on over-the-counter foreign exchange cash withdrawal is removed.

•
Exporters shall continue to repatriate in full export proceeds in accordance with the terms agreed between the trading parties. Such proceeds shall be credited to their FEAs and converted on a need basis.

•	FEAs and FCAs will continue to be opened and operated as they were before the notices issued on 4 February 2014.

•	Except for transfers from FEA to FCA which are still prohibited, all other transfers between accounts are permitted.

•	For the avoidance of doubt:

◦	FCAs shall be fed only with unrequited transfers such as transfers from abroad for investment or embassy transfers.

◦	FEAs shall be fed with foreign exchange generated from activities in Ghana such as proceeds from exports of goods and services.

•
The threshold for transfers abroad without initial documentation remains at $50,000. Where documentation in respect of a transfer remains outstanding, any subsequent import transaction by an importer, irrespective of value, shall only be made on prior provision of documentation required for the current import transaction.

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

Except as otherwise provided in a specific mining lease, all immovable assets of the holder of the mining lease vest in the Ghanaian State upon termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the Ghanaian State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Ghanaian Minister of Mines may prescribe.

Local content

Ghana’s Minerals Commission issued the Third Edition of the Local Procurement List pursuant to the Minerals and Mining (General) Regulations, 2012 (L.I. 2173). In 2018, some revisions were made to this Local Procurement List and such changes became effective on 1 January 2019. The Third Edition of the Local Procurement List specifies the goods and services with Ghanaian content which shall be procured in Ghana by mining companies. Contract mining services, financial services and insurance services are now restricted to entities strictly incorporated in Ghana. Legal services are restricted exclusively to Ghanaian legal practitioners. Security services, catering services, haulage services and fuel are to be provided by companies whose shareholders and directors are exclusively Ghanaian. A list of goods to be exclusively procured locally has also been provided.

Regulation 2 of the Minerals and Mining (Support Services) Regulations, 2012 (L.I. 2174) (Support Services Regulations) groups mine support service providers into two classes: classes A and B. Ghanaians and non-Ghanaians are allowed to provide Class A support services, which include, among other things, contract mining services, mining and ancillary construction services or works, assay laboratory services, mining consultancy services and supply of mining equipment and spare parts. However, Class B support services are reserved for Ghanaian citizens and companies wholly owned by such citizens and whose directors are exclusively Ghanaian citizens and cover, for instance, services such as haulage services and transportation of personnel. In addition, in accordance with Regulation 2(1)(i) and 2(2)(c), the Minerals Commission can classify as a Class A or Class B support service any other service that is specifically and exclusively related to mining if it considers such service necessary for the effective and sustainable development of the mining industry. As a result, on 30 May 2017, the Minerals Commission added the following services to the classification of mine support services: Class A-Healthcare Services and Air Haulage Services, and Class B-Catering/Camp Management Services and Security Services.

Ground rent

In 2012, the Ghanaian Parliament passed the Fees and Charges (Amendment) Instrument, 2012 (L.l. 2191), which fixed mineral concession rent at GHS 9,016 cedis per square kilometre per annum as opposed to the previous rate of GHS 0.50 cedis per acre per annum. However, on 19 March 2014, the Office of the Administrator of Stool Lands informed the Ministry of Finance in writing that it had agreed with the Ghana Chamber of Mines to revise the fees to GHS 15.0 cedis per acre per annum. The Ghana Chamber of Mines has since 2 September 2014 instructed all mining companies to pay that agreed sum. Subsequently, the Fees and Charges (Amendment) Instrument, 2015 (L.I. 2208) was passed by Parliament on 23 December 2015, which, among other things, fixed the payment of ground rent by mining companies at GHS 15.0 cedis per acre per annum. Recently, the Minerals and Mining (Ground Rent) Regulations, 2018 (L.I. 2357) were enacted to confer power on the Lands and Natural Resources Minister to make regulations on ground rent for mineral rights holders. Before this change, ground rent was determined by the Finance Minister under the relevant Fees and Charges legislation. However, these changes do not modify the rate of ground rent to be paid by mining companies, including AngloGold Ashanti.

The company has since paid the agreed ground rent for its Binsere leases, but paid $36 per square kilometre per annum for the Obuasi lease as specifically provided for in the lease. The company also indicated to the Office of the Administrator of Stool Lands that by virtue of the Ghana Stability Agreement, the company is protected from the increase in the ground rent for the duration of such agreement, and that the company’s payment of same cannot be deemed as a waiver of its rights under the Ghana Stability Agreement.

National Fiscal Stabilisation Levy

The National Fiscal Stabilisation Levy (NFSL) is a levy of five percent introduced in 2013 which is payable on net profits before tax. The National Fiscal Stabilisation Levy (Amendment) Act, 2014 (Act 882) has extended the application of the NFSL up to and including the 2017 year of assessment. The National Fiscal Stabilisation Levy (Amendment) Act, 2017 (Act 958) extended the application of the NFSL to the 2019 year of assessment. Mining companies were excluded from the scope of application of both amendment acts and are thus not subject to the NFSL.

Special Import Levy

The Special Import Levy (SIL) is a levy of two percent introduced in 2013 which is payable on imported goods at the port of entry. The Special Import Levy (Amendment) Act, 2017 (Act 944) was passed to remove the SIL payable on specific imported goods, such as some petroleum products, fertilizer and certain types of machinery and equipment. The Special Import Levy (Amendment) (No. 2) Act, 2017 (Act 953) extended the application of the SIL on imported goods to the 2019 year of assessment.

Customs and Excise (Petroleum Taxes and Petroleum Related Levies)

The Customs and Excise (Petroleum Taxes and Petroleum Related Levies) (Amendment) Act, 2014 (Act 886) reversed the excise tax on petroleum products (petroleum, gas oil, residual fuel oil, unified gasoline, kerosene, liquefied petroleum gas and local marine gas) from ad valorem to specific tax.

The Customs and Excise (Petroleum Taxes and Petroleum Related Levies) Act, 2005 (Act 685) revised duties, taxes and levies on specified petroleum products. The Customs and Excise (Petroleum Taxes and Petroleum Related Levies) Repeal Act, 2017 (Act 943) was passed to repeal Act 685.

Customs Common External Tariff

Following the passage of the Customs (Amendment) Act, 2015 (Act 905) by the Ghana Revenue Authority, the ECOWAS Regional Common External Tariff (CET) came into effect on 1 February 2016. This means that the Member States of the Economic Community of West African States (ECOWAS) will apply the same customs tariffs to third countries. The CET is one of the instruments to harmonize regulation in the ECOWAS Member States and strengthen its Common Market.

Directive from Commissioner of Customs

A Directive was issued from the Ghanaian Minister of Finance requiring persons who qualify for exemptions from import duties and taxes to make prior payment at the ports and subsequently apply for a refund.

Tax Stamp Policy

Ghana’s tax stamp policy was launched pursuant to the Excise Tax Stamp Act, 2013 (Act 873). Act 873 requires the manufacturer or importer of goods for which Excise Tax Stamp is required to bear the cost of the stamp (although the cost of the stamp may be subsidized as the Minister for Finance may determine). The policy makes provision for the Ghanaian government to bear the entire cost of the stamp for the first half of the year 2018 and bear half the cost for the second half of the year. The Ghanaian government will review its position on the cost burden after 2018.

Energy Sector Levies

The Energy Sector Levies Act, 2015 (Act 899), which received assent on 24 December 2015, consolidates existing energy sector levies and imposes a new levy, the Price Stabilisation and Recovery Levy. The Price Stabilisation and Recovery Levy, which is to be collected by the National Petroleum Authority and paid into the Price Stabilisation and Recoveries Account, applies to petrol at a rate of 12 Ghanaian pesewas per litre, to diesel at a rate of 10 Ghanaian pesewas per litre, and to liquefied petroleum gas at a rate of 10 Ghanaian pesewas per kilogram.

The Energy Sector Levies (Amendment) Act, 2017 (Act 946) amends Act 899 by a downward review of the National Electrification Scheme Levy from five percent to two percent and the Public Lighting Levy from five percent to three percent per price of kilowatts of electricity charged on all categories of consumers.

Royalties

The Minerals and Mining (Amendment) Act, 2015 (Act 900) was passed by Ghana’s Parliament and assented to by the Ghanaian President on 16 December 2015. It replaced the royalty provisions introduced by the Minerals and Mining (Amendment) Act, 2010 (Act 794) pursuant to which the rate of royalties was fixed by an Act of Parliament. Under the new regime, the relevant Minister prescribes the rate payable and the manner of payment by passing a Legislative Instrument or other subsidiary legislation. The existing royalty rate of five percent however remains the same until such time as the rate is altered in the manner prescribed. Act 900 also makes provision for the confiscation of the equipment of illegal miners.

Notification of the Minerals Commission - Expatriate Visitors to Mine Sites

Ghana’s Minerals Commission issued a directive to all mining companies and mine support service providers to notify the Minerals Commission of all expatriate visitors to mine sites pursuant to the Minerals and Mining (General) Regulations, 2012 (L.I. 2173) and the Minerals and Mining (Support Services) Regulations, 2012 (L.I. 2174).

Minerals Development Fund

Ghana’s Parliament passed the Minerals Development Fund Act, 2016 (Act 912) in order to establish a Minerals Development Fund (MDF) to address the development challenges affecting mining communities by setting aside 20 percent of mineral royalties received by the Ghanaian government for development projects. The MDF is to provide financial resources for the direct benefit of communities within mining areas. Act 912 also introduces the Mining Community Development Scheme to directly sponsor socio-economic development in communities in which mining operations take place or which are affected by mining activities. The Board for the MDF has yet to be constituted.

Local Governance - District Assemblies

The Local Governance Amendment Act, 2017 (Act 940) was introduced to restore the President’s discretionary power to revoke the appointment of government appointees to District Assemblies. Act 940 will also speed up the appointment processes to enable District Assemblies to perform effectively and forestall further delay of appointments to District Assemblies.

Environmental Laws and Regulations

In general, environmental laws and regulations in Ghana derive from the Constitution which imposes a duty on both the State and others to take appropriate measures to protect and safeguard the natural environment. Mining companies are required, under the GMM Act, Environmental Assessment Regulations, 1999 (L.I. 1652) and Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary approvals from the Environmental Protection Agency (Ghana EPA), a regulatory body established under the Environmental Protection Agency Act, 1994 (Act 490), and, in appropriate cases, the Water Resources Commission and/or the Ghanaian Minerals Commission before undertaking mining operations. The Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) also impose further obligations to obtain the necessary permits from the Inspectorate Division of the Ghana Minerals Commission for the operation of mines. The GMM Act also requires that mining operations in Ghana comply with all laws for the protection of the environment. Compliance with the relevant laws are enforced by a regime of sanctions including imposition of fines and in some cases a term of imprisonment.

As part of the Ghanaian environmental laws and regulations, mining operations are required to undergo an environmental impact assessment process that culminates in the issuance of an environmental permit prior to commencing operations. Environmental Management Plans are to be submitted to the Ghana EPA within 18 months after issuance of the environmental permit and then every three years thereafter. The plan must include details of the likely impacts of mining operations on the environment and local communities, as well as a comprehensive plan and timetable for actions to mitigate and remediate any adverse effects of the mining operations. Approval of the management plan results in the issuance of an environmental certificate.

In June 2014, the Ghana EPA and the Minerals Commission circulated draft Mining and Environmental Guidelines to all mining companies for comment. The guidelines concern environmental management, reclamation, closure requirements and the proposed Mining Community Development Scheme. The Mining Community Development Scheme has since been established pursuant to the Minerals Development Fund Act, 2016 (Act 912), discussed above.

Rules regarding the export of gold and diamonds

The Bank of Ghana introduced new measures to regulate and monitor the export of gold and diamonds from Ghana. From 15 September 2015, all exports of gold and diamonds must be carried out through the Precious Minerals Marketing Company Ltd (PMMC), except where the exporter is the holder of a licence that permits it to export directly, and the Ghana Revenue Authority (Customs Division) only permits gold to be exported by a licensed gold exporter who has a completed Form FEX A4 bearing Bank of Ghana’s embossment. The export measures do not apply to AngloGold Ashanti because the company holds a licence granted by the Minister for Lands and Natural Resources to sell and export its production.

The Bank of Ghana issued a notice (Notice No. BG/GOV/SEC/2016/02) which, among other things, now allows mining companies to sell the portion of foreign exchange receipts from export that was earmarked for surrender to the Bank of Ghana directly to the commercial banks.

In November 2016, the Ministry of Lands and Natural Resources issued a ministerial directive appointing the PMMC as designated laboratory for assaying in Ghana. The Ghana Chamber of Mines and the Ghanaian government agreed on the modalities for implementing the national assaying policy following discussions addressing the mining industry’s concerns. The national assaying program was therefore introduced in February 2018 after it was piloted among some mining companies. A final document for the implementation of the program will be provided once the Ghana Chamber of Mines and the PMMC address a number of outstanding issues regarding assaying methodologies.

Office of the Special Prosecutor

The Office of the Special Prosecutor Act, 2017 (Act 959) was passed to establish the Office of the Special Prosecutor as a specialised agency to investigate specific cases of alleged or suspected corruption or corruption-related offences involving public officers and politically exposed persons in the performance of their functions as well as persons in the private sector involved in the commission of alleged or suspected corruption and corruption-related offences and to prosecute these offences on the authority of the Attorney General of Ghana.

Special Petroleum Tax

The Special Petroleum Tax Act, 2014 (Act 879) proposed a special petroleum tax of 17.5 percent as part of a rationalisation of the VAT regime and change in the petroleum pricing structure. The tax rate was reduced from 17.5 percent to 15 percent in 2017 pursuant to the Special Petroleum Tax (Amendment) Act, 2017 (Act 942). Parliament has passed the Special Petroleum Tax (Amendment) Bill, 2018 to reduce the special petroleum tax from 15 to 13 percent.

Budget Statements

Paragraph 855 of the 2018 Budget Statement indicated the government of Ghana’s intention to adopt a policy for leveraging Ghana’s gold deposits to attract additional funding for accelerated growth and development and to minimize exposure to the volatile price of gold. The Ghanaian government intends to accomplish this through factoring (an up-front payment instrument). There has been no further development other than the passage of the Minerals Income Investment Fund Bill into law.

The Multilateral Mining Integrated Project

The Multilateral Mining Integrated Project (MMIP) is a five-year project undertaken by the government of Ghana to address illegal and unsustainable mining practices in Ghana. The MMIP “combines a Legislation, Enforcement, Civil, Integrated and Technological Approach (LECITA) as a sustainable and structured yet regimented conjoint concept” of dealing with illegal mining. The MMIP involves (i) the review of and enforcement of the legal and regulatory regime of the small scale mining sector, (ii) reclaiming and rehabilitating degraded lands, (iii) dredging silted estuaries and waterways, (iv) implementing social interventions to facilitate livelihood creation in mining communities, (v) adapting technology to increase mining efficiency, processing, environmental and monitoring activities, and (vi) building capacity of artisanal and small-scale miners and regulatory institutions.

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

On 3 March 2016, the Minerals Commission approved AGAG’s application to surrender approximately 273.54 square kilometres of the area to the government of Ghana, reducing the lease areas to 201.46 square kilometres. The remaining parcel of land that will be subject to the mining lease is situated within various villages and townships in the region, but excludes the municipality of Obuasi.

Iduapriem

Iduapriem has title to a 31 square kilometre mining lease granted on 19 April 1989 for a period of 30 years. In January 2009, Iduapriem obtained a new mining lease, the Ajopa Concession, for a period of 10 years. The concession covers an area of 48.34 square kilometres. In December 2011, the Minister of Lands and Natural Resources gave his consent for Teberebie’s title to a 25.83 square kilometre mining lease, granted in June 1992 for a period of 30 years, to be assigned to Iduapriem. While ownership of the lease has passed to Iduapriem, the registration of the transfer of the lease is still in process.

Guinea

In Guinea, all mineral substances are the property of the Guinean State. Mining activities are regulated by law L/2011/006/CNT dated 9 September 2011, as amended by law L/2013/053/CNT dated 8 April 2013 and promulgated by decree D/2013/075/PRG/SGG dated 17 April 2013 (together, the Guinean Mining Code).

The Guinean Mining Code is accompanied and implemented by various implementation decrees. To date, various decrees have been adopted, including decree D/2014/015/PRG/SGG adopting a model of mining convention, dated 17 January 2014, order A/2016/1584/MMG/SGG related to the administration’s capacities for the management of integrated mining projects (PARCA-GPI) and its steering committee, dated 6 June 2016, decree D/2016/163/PRG/SGG on the national agency for the development of mining infrastructures (ANAIM), dated 13 June 2016, and decree D/2016/215/PRG/SRG on the appointment of executives to the Ministry of Mines and Geology, dated 8 July 2016 and joint order A/2018/5212/MEF/MMG/MB/MATD/SGG related to the use, management and monitoring of the resources allocated to local authorities pursuant to article 165 of the Guinean Mining Code, dated 13 July 2018. In 2017, the modalities regarding the use of the mining companies’ financial contribution to the development of the local communities and the rules applying to the Local Development Fund (Fodel) created under the Guinean Mining Code have been enacted through the adoption of decree D/2017/285/PRG/SGG setting the conditions for the constitution and management of the Fodel, dated 31 October 2017 and the joint order A/2017/6326/MMG/MATD/SGG setting out the conditions for the use, management and control of the Fodel, dated 22 November 2017. Also, a joint order AC/2017/3228/MATD/MMG/SGG updating the act on the establishment, attribution and functioning of the coordination committees in mining communities (CCLMS), dated 21 July 2017 has been issued by the Ministry of Territorial Administration and Decentralisation and the Ministry of Mines and Geology. The main purpose of the CCLMs, in which all concerned mining companies are represented, being to prevent and settle disputes that may arise in mining communities.

The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, exploration licence, mining licence or mining concession.

The group’s Guinean subsidiary, Société AngloGold Ashanti de Guinée SA (SAG), has title to the Siguiri mine in the form of a mining concession, granted by virtue of Presidential decree D/97/171/PRG/SGG dated 4 August 1997, for a period of 25 years (Mining Concession). The Mining Concession was originally covered by a mining convention entered into with the Republic of Guinea on 11 November 1993 (Convention de Base) and amended in 2005. The Convention de Base provided for an initial duration of 25 years and would have expired in 2018.

The Guinean Mining Code, which came into force after the conclusion of the Mining Convention, confirms the validity of mining titles previously issued. The Guinean Mining Code also provides that for holders of validly signed and ratified mining conventions, the application of the Guinean Mining Code will take place by way of amendments to the relevant mining convention (in the case of SAG, the Convention de Base), which amendments are to be negotiated between the mining convention holder and the Guinean State.
On 28 June 2016, SAG and the government of Guinea concluded a revised and consolidated convention de base (Revised Convention de Base) which encompasses a renewal of the term of the original Convention de Base and other amendments necessary to support an expansion project proposed to extend the life of the Siguiri mine (Expansion).

In compliance with the provisions of the Guinean Mining Code, the Revised Convention de Base was ratified by the Guinean National Assembly (law L/2016/067/AN dated 30 December 2016, promulgated by decree D/2017/015/PRG/SGG dated 24 January 2017), submitted to the Guinean Supreme Court which rendered a favourable opinion (judgment N°AC 005 dated 16 January 2017), and ratified by the President of the Republic (decree D/2017/021/PRG/SGG dated 24 January 2017).

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

•
SAG’s operations remain governed by the 1995 Mining Code, the predecessor to the current Guinea Mining Code, and are only subject to the provisions of the Guinean Mining Code to the extent they are expressly set out in the Revised Convention de Base;

•	the stability of the customs and tax regime is guaranteed for the entire initial term of the Revised Convention de Base, and subject to certain conditions being met, any renewal period(s);

•	the Republic of Guinea holds a 15 percent free-carried/non-contributory interest;

•
the Republic of Guinea is entitled to a royalty on gold of five percent based on a spot gold price as per LBMA fixing (PM) up until the date of steady state commercial production of the first phase of the Expansion, after which the royalty rate applicable to gold will vary depending on threshold prices as per LBMA fixing (PM), namely: three percent if the gold price is $1,300 or less, five percent, if above $1,300 and up to $2,000 and seven percent if above $2,000;

•	SAG will enjoy a five year income tax holiday as and from the beginning of steady state commercial production of the first phase of the Expansion, after which the income tax rate is set at 30 percent;

•	a local development tax of 0.4 percent is payable on the sale price for gold and silver received by SAG up until 31 December 2027, after which it will be increased to 0.6 percent;

•	salaries of expatriate employees are subject to a 10 percent income tax;

•	goods imported into Guinea for purposes related to the construction and commissioning of the first phase of the Expansion are exempt from all customs taxes and duties; and

•	SAG is committed to adopting and progressively implementing a plan for the effective rehabilitation of the mining areas disturbed or affected by its operations.

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

The Revised Convention de Base is subject to early termination if the parties formally and expressly agree to it, if the last of the mining title held by SAG expires or is relinquished without any renewal application having been filed, if all project activities are voluntarily suspended for a continuous period of 12 months or are permanently abandoned by SAG, or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

Mali

Mineral rights in Mali are governed by law No. 2012-015 dated 27 February 2012 containing the mining code (New Malian Mining Code), replacing ordinance No. 99-32/P-RM of 19 August 1999 enacting the previous mining code, as amended by ordinance No. 013/2000/P-RM of 10 February 2000 and ratified by law No. 00-011 of 30 May 2000 (1999 Malian Mining Code) and decree No. 99-255/P-RM of 15 September 1999 implementing the 1999 Malian Mining Code.

Due to stabilisation clauses in the agreement defining the mining rights and obligations of AngloGold Ashanti entities in Mali (further described below), the mining operations carried out by the AngloGold Ashanti entities in Mali are subject to the provisions of the previous mining codes of 1970 and 1991, but are also, for residual matters, expressly subject to the provisions of the New Malian Mining Code. In this regard, the transitory rules of the New Malian Mining Code specify that provisions with respect to certain matters such as administrative surveillance, mine police, rehabilitation and mine closure apply to mining titles issued prior to its entry into in force).

Applicable mining regime

Prospecting activities are carried out under prospecting authorisations (autorisation de prospection). The authorisations give an individual or corporate entity the exclusive right to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area covered by the authorisation. Exploration activities may be carried out under exploration permits (permis de recherche). The latter are granted to corporate entities only by order of the Malian Minister of Mines. Exploration permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal requires the permit holder to relinquish 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.

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

As soon as the exploitation permit is granted, the permit holder must incorporate a company under the law of Mali. The permit holder will assign the permit for free to this company. The Malian State will have a 10 percent free-carried interest in the company. This interest will be converted into priority shares and the Malian State’s participation will not be diluted in case of an increase in capital.

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

All mining titles mentioned above require an establishment convention (convention d’établissement) to be signed by the Malian State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

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

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued (subject to the developments regarding the permit for Yatela, as described below). Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively. Morila’s Exploitation Permit covers approximately 200 square kilometres and was issued on 4 August 1999. Sadiola’s prospecting and exploitation agreement covers approximately 303 square kilometres and was originally entered into on 5 April 1990.

Yatela has begun the implementation of a closure plan in order to relinquish the property. In parallel, on 14 February 2019, a share purchase agreement was entered into with the government of Mali, whereby Sadiola Exploration Limited, a subsidiary jointly held by AngloGold Ashanti Limited and IAMGold Corporation, agreed to sell to the government of Mali its 80 percent participation in Société d’Exploitation des Mines d’Or de Yatela. The transaction remains subject to the fulfilment of a number of conditions precedent. In the course of these discussions, an administrative error occurred, leading to the cancellation of Yatela’s permit through decree No. 2017/0613/PM-RM dated 28 July 2017, notified to Yatela on 5 October 2017. This error has since then been corrected through the issuance of decree No. 2017-00951/PM-RM dated 28 November 2017 and decree No. 2018-0368/PR-RM dated 12 April 2018, the purpose of which was to reinstate Yatela in all of its rights under its exploitation permit.

Tanzania

Mineral rights

Mineral rights in the United Republic of Tanzania are principally governed by (i) the Mining Act, 2010 (No. 14) (Tanzania Mining Act) as amended by the Written Laws (Miscellaneous Amendments) Act, 2017 (No. 7), and (ii) the Mining Regulations, 2010 (Tanzania Mining Regulations), as amended in 2018, which include: Mining (Mineral Rights) Regulations, 2018; Mining (Environmental Protection For Small Scale Mining) Regulations, 2010; Mining (Mineral Beneficiation) Regulations, 2018; Mining (Minerals and Mineral Concentrates Trading) Regulations, 2018; Mining (Safety, Occupational Health and Environmental Protection) Regulations, 2010; Mining (Radioactive Minerals) Regulations, 2018; Mining (Local Content) Regulations, 2018; the Mining (Geological Survey) Regulations, 2018; and the Mining (Audit and Inspection of Records) Regulations, 2018.

The Tanzania Mining Act and the Tanzania Mining Regulations came into force in 2010. In July 2017, the Tanzania Mining Act was amended by the Written Laws (Miscellaneous Amendments) Act, 2017 (No. 7) and subsequent amendments to the Tanzania Mining Regulations followed in January 2018. Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania as trustee for the people of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right licence granted, or deemed to have been granted, under the Tanzania Mining Act or its predecessor acts.

To enable a company to prospect or mine, the Tanzanian Ministry of Minerals (MEM) initially grants an exclusive prospecting licence. Upon presentation of various documents, including a feasibility study, together with certain other environmental, social and financial assurances, the MEM may then grant a form of licence for mining. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programmes, environmental compliance and the payment of royalties.

The following licences can be applied for under the Tanzania Mining Act:

Licences for Exploration:

•	prospecting licence; and

•	gemstone prospecting licence.

Licences for Mining:

•	special mining licence (if the proposed capital investment is equal to at least $100 million);

•	mining licence (if the proposed capital investment is equal to between $100,000 and $100 million); and

•	primary mining licence (reserved for Tanzanian citizens).

Licences for Ancillary Activities:

•	processing licence;

•	smelting licence; and

•	refining licence.
For purposes of AngloGold Ashanti’s Geita Gold Mine, only prospecting and special mining licences are relevant.

A prospecting licence grants the holder the exclusive right to prospect in the area covered by the licence for all minerals within the class of minerals applied for. The classes that can be applied for include (amongst other things):

•	metallic minerals;

•	energy minerals;

•	gemstones other than kimberlitic diamonds; and

•	kimberlitic diamonds.

An application for a prospecting licence is made to the Tanzania Mining Commission and the licence is valid for a period of four years. After the initial term, the licence is renewable for a further period, but there is no option to renew after the first renewal. Upon each renewal, 50 percent of the area covered by the licence must be relinquished. A company applying for a prospecting licence must, amongst other things, state the financial and technical resources available to it.

Holders of prospecting licences over a tenement will not automatically have first right to any mining licence granted over that tenement. However, in practice, they will be best positioned to meet the requirements to be granted a form of licence for mining.

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

Except in the case of a special mining licence, a mineral right may be freely transferred by its holder (in whole or in part) to another person or entity without requiring consent from the MEM. However, the Tanzania Mining Commission must be notified of any transfer of a prospecting licence and will refuse to register the transfer, unless the transferee proves that it meets the financial and technical capability criteria required to apply for such licences. The grant and assignment of a special mining licence generally requires the approval of the Cabinet after the Tanzania Mining Commission has forwarded the application to the relevant Minister for further approval. There are limited exceptions to the requirement for the licensing authority’s consent (such as transfers to an affiliate company of the licence holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations).

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

AngloGold Ashanti concluded a mining development agreement with the MEM on 24 June 1999 (Mining Development Agreement) and was issued a special mining licence covering approximately 196 square kilometres for a period of 25 years, which expires on 26 August 2024.

On 9 October 2014, an addendum to the Mining Development Agreement was entered into ratifying the following changes:

•	An increase in the royalty rate from three percent to four percent with effect from 1 May 2012;

•
With effect from the financial year 2015, the capital allowance applicable to the unredeemed qualifying capital expenditure (15 percent per annum) referred to in section 18(a) of the Income Tax Act , 1973 (No. 33) shall no longer apply; and

•	With effect from 1 July 2014, Geita Gold Mining Limited is liable to pay the Geita District Council service levy at a rate of 0.3 percent on turnover (no longer capped at $200,000 per annum).

Fiscal regime

The Finance Act, 2015 (No. 16) which was assented to on 28 June 2015 and came into force on 1 July 2015 contains a provision for a 30 percent capital gains tax on the sale of shares by an off-shore parent company. This provision was introduced by the Finance Act, 2012 (No. 8) and in this legislation, additional changes were also made to the procedure for payment of capital gains tax by the seller of shares. Tax at the rate of 30 percent is payable by way of an initial instalment of 20 percent on the transfer, based on the notional gain that the seller would make after a further instalment of the remaining 10 percent is due.

The Value Added Tax Act, 2014 (No. 5) (the VAT Act), which came into force on 1 July 2015, restricts VAT relief on purchases made by mining companies. The VAT Act is specific in that it provides that no purchase by companies is exempt or zero rated, unless specified by the law. Previously mining companies were entitled to 100 percent VAT relief.

Local government levies

As mentioned above, following the signature of the addendum to the Mining Development Agreement Geita Gold Mine is required to pay local government a service levy of 0.3 percent of its gross annual turnover in line with the Local Government Finances Act, 1982 (No. 9).

Minimum shareholding and public offering

The Mining (Minimum Shareholding and Public Offering) Regulations, 2016 came into force by Government Notice No. 286 published on 7 October 2016 and revised by amendment on 24 February 2017.

The regulations set out the requirement for companies that are carrying out large scale mining operations to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock Exchange.

The regulations also require all existing holders of a special mining licence to list a minimum of 30 percent of their shares on either the Main Investment Market or the Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within six months of the regulations coming into force, which was on 24 February 2017. However, we believe the public offering and listing requirements conflict with the Mining Development Agreement and have, as a precautionary step to safeguard the company’s interests, commenced international arbitration proceedings against the government of Tanzania in connection with the enactment of this legislation.

Labour and immigration law requirements

On 15 September 2015, the Non-Citizens (Employment Regulation) Act, 2015 (No. 1) (Non-Citizens Act) came into force. The Non-Citizens Act vests powers concerning work permits with the Labour Commissioner. Henceforth, non-citizens wishing to be employed in the country are required to apply and be granted a work permit before applying for a residence permit. Moreover, the Commissioner General of Immigration is required to take into consideration conditions of the work permit issued by the Labour Commissioner when granting a residence permit.

Previously, the issuance of a residence permit was inclusive of a work permit as the resident permit covered working and living in Tanzania.

Further, the Non-Citizens Act introduced the Short-Term Permit (STP). The STP is granted to non-citizens who wish to work in the country for a period of not more than six months. Foreigners intending to work in Tanzania for more than 3 months are required to apply for an STP. The application for STP is made to the Ministry of Labour and Employment. To reside in Tanzania, holders of STP would also require a valid residence permit.

Transparency and accountability requirements

In 2015, the Tanzania Extractive Industries (Transparency and Accountability) Act, 2015 (No. 23) (TEI Act) came into force.

The TEI Act establishes the Tanzania Extractive Industries (Transparency and Accountability) Committee (Committee), an independent government entity which is an oversight body for promoting and enhancing transparency and accountability in the extractive industry.

The Committee has powers under the TEI Act to impose obligations on specified extractive industries and statutory recipients to receive information on reconciliation on payments made and revenues received by the government of Tanzania. In addition, an extractive industry is required under the TEI Act to submit to the Committee annual reports containing information on local content and corporate social responsibility.

Amendment of the Tanzania Mining Act and the Tanzania Mining Regulations

The Tanzania Mining Act was amended in July 2017 followed by an amendment of the Tanzania Mining Regulations in 2018, together with an Executive Order introducing, among other things, the following:

•	Establishment of the Tanzania Mining Commission.

•
Dissolution of the Tanzania Minerals Audit Agency (TMAA): all of TMAA’s functions, assets, liabilities and powers are now transferred to the Tanzania Mining Commission. Further, the Geological Survey Agency was disestablished and a new Geological Survey of Tanzania (GST) has been introduced in its place.

•
Dissolution of the Tanzania Mining Advisory Board (TMAB): the functions and powers of the TMAB have been taken over by the Tanzania Mining Commission including the functions of the Commissioner for Minerals and the function of the TMAA. Further, the Tanzania Mining Commission has also been made responsible for matters related to auditing and monitoring of mineral production in Tanzania. The Tanzania Mining Commission has powers to audit quality and quantity of mineral produced and exported by mining entities, financial records of mining entities for the purposes of tax assessments, and environmental management expenditures of the mining entities for the purpose of assessment of compliance to the mine closure plan. Mineral rights holders were required to submit all geological information in their possession to the GST.

•
A local content requirement for procurement of goods and services: the Tanzania Mining Act requires that mining companies must give: (i) first preference to goods and services provided or manufactured locally in Tanzania where they meet mining industry specifications (established by the Standards Authority / internationally acceptable standards), (ii) first consideration for employment to qualified Tanzanians, and (iii) adequate provision for on-the-job training of Tanzanians. Specific minimum local content thresholds are specified in Schedule 1 to the Tanzania Mining Regulations. These will be determined by the Tanzania Mining Commission alongside the work programme. The relevant Minister may prescribe additional minimum local content thresholds. Mining companies must also submit a local content plan annually and a long-term local content plan to the Tanzania Mining Commission for approval. They shall also within 45 days of the beginning of each year submit to the Tanzania Mining Commission an annual Local Content Performance Report covering all its projects and activities for the year under review.

•
Mining Licence: to qualify for holding a Mining Licence in Tanzania, five percent of a licensee’s equity must be held by Tanzanians, with 80 percent of its managerial positions held by Tanzanians and 100 percent of other positions held by Tanzanians, in addition to the shareholding of the government of Tanzania pursuant to section 10 of the Tanzania Mining Act (i.e., free-carried interest). This amount is determined, and may be varied, by the relevant Minister.

•
Establishment of the Local Content Committee (LC Committee): the LC Committee will oversee the implementation of the Tanzania Mining Regulations and is comprised of a member of the Tanzania Mining Commission, the Director of Labour and Employment, a member of the Tanzania Private Sector Foundation, the CEO of the Geological Survey of Tanzania, the head of legal services at the Ministry for Minerals and the Executive Secretary of the Tanzania Mining Commission. The LC Committee sets minimum standards for local content plans and reports to the Tanzania Mining Commission.

•	Cancellation of retention licences: the right over such cancelled retention licences revert to the government of Tanzania.

•
Integrity Pledge: the requirement to provide an Integrity Pledge as a formal and concrete expression of the commitment by a mineral holder to abide by ethical business practices and support the national stand against corruption.

However, we believe that the public offering and listing requirements (as described above) and certain aspects of the amendments to the Tanzania Mining Act and the Tanzania Mining Regulations conflict with the Mining Development Agreement. AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the government of Tanzania to gain assurances that the Geita Gold Mine will not be affected by these legal and fiscal changes, given the Mining Development Agreement which guarantees fiscal stability as well as agreement between all parties before material legal and regulatory changes are made. As a precautionary step to safeguard its interests, AngloGold Ashanti’s subsidiaries have commenced international arbitration proceedings against the government of Tanzania in connection with the enactment of this legislation, as first announced in July 2017. The arbitration proceedings are currently suspended until July 2019.

The arbitration action against the government of Tanzania seeks declaratory relief in accordance with the terms of the Mining Development Agreement to preserve the company’s and its shareholders’ rights and interests in the Geita Gold Mine, including confirmation from the government of Tanzania that the company is exempt from the public offering and listing requirements. The arbitration proceedings also seek to confirm that AngloGold Ashanti does not, as a result of its existing mining agreements, fall within the scope of the new mining legislation, under which the government of Tanzania has the right to renegotiate existing mining agreements at its discretion, the right to receive a non-dilutable, free-carried interest of no less than 16 percent in all mining projects, the right to acquire up to 50 percent of any mining asset commensurate with the value of tax benefits provided to the owner of the asset and which includes an increase in the rate of revenue royalties from four to six percent. AngloGold Ashanti can provide no assurance that the new mining legislation, including the public offering and listing requirements, will not apply to its operations in Tanzania and the outcome of the arbitration action may have a material adverse impact on the company’s results of operations and financial condition.

Environmental Impact Assessment fees

The Environmental Management (Fee and Charges) (Amendment) Regulations, 2016, which came into effect on 2 May 2016, introduced new fees in relation to the review of the Environmental Impact Assessment on projects by the National Environmental Management Council (NEMC). According to these regulations, the fees involved are “0.1 percent of the total project costs”. However, these regulations have not defined the phrase “project cost” nor have they provided a detailed breakdown on the determination of the project cost.

Natural Resources Laws

The government of Tanzania enacted two laws on natural resources that came into force in July 2017. The two laws are the Natural Wealth and Resources Contracts (Review and Re-negotiation of Unconscionable Terms) Act, 2017 (No. 6) and the Natural Wealth and Resources (Permanent Sovereignty) Act, 2017 (No. 5) (together, the Natural Resources Laws).

The Natural Resources Laws require that all arrangements or agreements that relate to “natural wealth and resources” are subject to review by the National Assembly of Tanzania. If the National Assembly is of the view that the agreement contains any unconscionable terms, it can direct the Tanzanian government to renegotiate such terms. If parties fail to agree to renegotiate the agreement or no agreement is reached within the statutory prescribed time period, then the unconscionable terms shall be treated as having been expunged from the agreement. The Natural Resources Laws also require new natural resources agreements to be reviewed by the National Assembly who can direct the government of Tanzania to renegotiate any unconscionable terms.

In addition, under the Natural Resources Laws disputes over natural wealth and resources will not be subject to any proceedings in any foreign court or tribunal. Accordingly, companies are now required to adopt Tanzanian law and local dispute resolution in all mining agreements (excluding international dispute resolution mechanisms). Every undertaking must demonstrate “guaranteed returns into the economy” from all earnings accrued or derived from such extraction, exploitation or acquisition and use. In addition, to ensure that the government and the people of Tanzania obtain an equitable stake in the exploitation of mining resources, all project earnings must be retained in Tanzanian banks. Only distributed profits can be repatriated out of Tanzania.

The Tanzania Mining Act, however, provides that existing development agreements will remain in force until such time as they are reviewed by the National Assembly pursuant to the provisions of the Natural Resources Laws.

AUSTRALASIA

Australia

In Australia, with a few exceptions, all onshore minerals are owned by the Crown. The respective Minister for each state and territory is responsible for administering the relevant mining legislation enacted by the states and territories.

Native Title legislation applies to certain mining tenements within Australia. Australia recognises and protects a form of Native Title that reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should Native Title claims or determinations exist, certain Native Title processes and procedures will apply under the Native Title Act 1993 (Cth) (Native Title Act) before the tenure is granted. Tenure may be granted subject to conditions relating to Native Title rights. In the mining context, Native Title matters are managed as part of the tenement grant process. If disputes arise in relation to the grant of a particular tenement, they can be referred to the National Native Title Tribunal, established under the Native Title Act, for resolution. Native Title legislation also provides a framework for compensation to be paid for acts that affect Native Title rights and interests. Ordinarily, the relevant Commonwealth or State government is liable to pay compensation for acts attributable to it. However, under the Mining Act 1978 (WA) liability for compensation associated with Native Title can be passed back to the holder of a mining tenement at the time of a determination of Native Title compensation.

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

AngloGold Ashanti has been granted 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations and accordingly it has, together with its joint venture partners where applicable, the exclusive right to mine in those areas. Both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia. At Sunrise Dam the deposit is now situated upon one mining lease covering approximately 7,808 hectares and another mining lease of 1,768 hectares contains related infrastructure. Both leases are currently in good standing, with expiry dates in 2038. At Tropicana, the deposit is situated upon a single mining lease covering approximately 27,228 hectares, which is currently in good standing, with an expiry date in 2036.

AMERICAS

Argentina

Land ownership and mining rights

The Argentinian Mining Code governs mining activity in the country. Special regimes exist for hydrocarbons and nuclear minerals. In the case of most minerals, the Argentinian Mining Code establishes that the owner of the land is not the owner of the mineral rights; these are held by the national or provincial governments (depending on the location of the minerals). The national or provincial government, as applicable, is required by the Argentinian Mining Code to grant whomever discovers a new mine title to the mining concession.

The Argentinian Mining Code regulates exploration permits and mining concessions. Exploration permits grant their holders exclusivity rights to any mineral discoveries, including those made by a third party within the exploration area covered by the permit. Exploration permits are limited in time and as to the extent of the exploration area, are subject to the payment of a single-time fee, and also require a minimum exploration work programme and schedule to keep the permit in force.

The Argentinian Mining Code also regulates mining concessions, or exploitation rights. Priority for receiving a mining concession is given to the registered discoverer of the mine, which holds the exploration permit. Once the application for a mine has been submitted, the applicant may commence works and must submit a legal survey of the units requested for the new mine. The application and the legal survey may be opposed by third parties following specific proceedings set forth in the Argentinian Mining Code. Approval and registration of the legal survey by the provincial mining authority constitutes formal title to the mining concession.

Any mining company wishing to commence or modify any mining-related activity, as defined by the Argentinian Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, is required to prepare and submit to the competent provincial environmental authority an Environmental Impact Assessment (EIA) prior to commencing the work. Each EIA is required to describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. If accepted by the competent authority, the EIA is used as the basis to create a Declaration of Environmental Impact (DEI) to which the mining company is required to adhere during the mining-related activity at issue. The DEI is required to be updated at least on a biannual basis. Sanctions and penalties for non-compliance with the DEI are outlined in the Environmental Protection section of the Argentinian Mining Code, and may include warnings, fines, suspension of quality certifications, restoration of the environment, temporary or permanent closure of activities, and withdrawal of authorisation to conduct mining-related activities.

Holders of mining concessions must comply with three main conditions: payment of an annual fee, investment of a minimum amount of capital, and the carrying out of a reasonable level of exploitation. Failure to do so could lead to forfeiture of the mining concession, which would then revert back to the province. In the case of Cerro Vanguardia, AngloGold Ashanti’s operation in Argentina, the mining concession holder is AngloGold Ashanti’s partner, FomentoMinero de Santa Cruz S.A. (Fomicruz). On 27 December 1996, Fomicruz entered into a usufruct agreement whereby Cerro Vanguardia S.A. was granted an irrevocable right to exploit the Cerro Vanguardia deposit (encompassing an area of approximately 543 square kilometres) for a 40-year period, which expires on 26 December 2036. Cerro Vanguardia S.A. is an Argentinian company controlled by AngloGold Ashanti, with Fomicruz as minority shareholder.

In addition to the Argentinian Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196), as amended, and related legal provisions (Mining Investment Law), being the most important one. Such incentives include, amongst others, import duty exemptions, accelerated depreciation of fixed assets, a three percent cap on provincial royalties set at pit-head value on the mineral extracted, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-year stability as to the tax burden on the project and the customs and foreign exchange regimes and duties. Cerro Vanguardia S.A. obtained its tax, customs and foreign exchange stability certificate in 1996.

Past and potential regulatory changes

On 30 September 2010, the National Law on Minimum Requirements for the Protection of Glaciers (Law No. 26, 639) (Glacier Law) was enacted in Argentina, banning new mining exploration and exploitation activities on glaciers and “peri-glacial” areas. The Glacier Law also subjects on-going mining activities in those areas to an environmental audit. If such audit results in material impacts on glaciers and “peri-glacial” areas, the relevant authority is empowered to take action, including suspension or relocation of the activity. The Glacier Law establishes a broad definition of “peri-glacial” areas that, together with glacial areas, must yet be surveyed by an existing National government agency specifically appointed to this end. The constitutionality of the Glacier Law has been challenged by some mining companies along with the Province of San Juan (which hosts large mining projects). Injunctions granted by lower courts which had suspended the application of the Glacier Law in that Province were lifted by the National Supreme Court of Justice of Argentina. Although the injunctions have been lifted, the language that the Court used in the decision implies that until an inventory of glaciers is completed as mandated by the Glacier Law, the case is moot. The inventory of glaciers was completed and published on 11 June 2018 and the Court recently advised that it intends to issue a decision on the constitutionality of the Glacier Law during the first half of 2019. Further, according to this inventory of glaciers the area where the Cerro Vanguardia project is located does not include any glacier or peri-glacial areas. Therefore, the case has no practical implications for the operations of Cerro Vanguardia at this time.

On 27 December 2011, the Argentinian National Congress passed a law on the Regime for Protection of National Domain over Ownership, Possession or Tenure of Rural Land (Law No. 26, 737) (Rural Land Law) which implemented a set of rules restricting the ownership of rural land by foreigners (including foreign individuals or any kind of legal entity controlled by foreign individuals or legal entities). The main restrictions are as follows: (i) foreigners cannot own in the aggregate more than 15 percent of the entire rural land of Argentina, the same cap being applicable to each province and municipality; (ii) foreigners will not be allowed to purchase more than 1,000 hectares in the so-called “zona núcleo”, which comprises the main agricultural areas of central Argentina or an “equivalent” surface depending on the location of the land and its productive potential; and (iii) foreigners will not be allowed to buy land that contains, or is adjacent to, relevant and permanent water bodies (such as rivers and lakes). Although exploration permits and mining concessions are not the subject matter of the restrictions placed by the Rural Land Law, certain rights granted to foreign mining companies under the Argentinian Mining Code may be restricted by this new law. For example, the right that holders of mining concessions currently have to force the surface owner to sell the land to the holder of the mining concession might be restricted if the concession holder is a foreign individual or a legal entity controlled by foreigners.

In 2017, 10 provinces in whose territories the main mining projects of Argentina are located, signed a document with the National government entitled the Federal Mining Agreement (FMA). The purpose of the FMA is, amongst other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, amongst them the Santa Cruz Province (through Fomicruz), in which the Cerro Vanguardia project is located. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programmes. Increase in royalty rates is not specifically contemplated in the FMA. The provinces that signed the FMA had previously formed a special association of provinces, supported by the National government. As the FMA has not yet been converted into law by the National Congress, its provisions are neither binding nor enforceable.

In Argentina, the current regulatory regime of royalty payments is expected to change and several different options and payment thresholds have been discussed. In December 2012, the Santa Cruz Province changed the mining royalty from one percent to three percent calculated at pit-head value of the mineral extracted thus bringing it to the cap of the Mining Investment Law.

On 4 September 2018, export duties were imposed by Decree No. 793/2018 (Export Duties Decree) published by the Argentinian government. The export duty is set at 12 percent with a cap so that it does not exceed the amount of ARS 4 pesos per US dollar exported. The Export Duties Decree, if it is not compensated with other tax reductions, affects the tax stability guarantee acquired by Cerro Vanguardia S.A. (CVSA) in 1996 considering at that time export duties were zero percent.

On 26 February 2019, the Argentinian tax and mining authorities published a resolution establishing a mechanism to reimburse or compensate federal taxes paid in excess of the total tax burden as granted by the applicable tax stability guarantee. The resolution provides for an administrative procedure to be followed to prove that the actual tax burden is higher than the one a company should have based on its tax stability guarantee.  CVSA will initiate this procedure in order to claim reimbursement of or compensation for export taxes paid during 2018.

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

In Brazil, the National Mining Agency (ANM) is the state body within the Brazilian Mines and Energy Ministry (MME) that is responsible for: (i) the registration of mining titles, (ii) the grant of authorisations and concessions, (iii) the supervision of mining activities and mining titleholders, and (iv) the issuance of supplementary rules in relation to mining activity.

Under the current Brazilian Mining Code, there are two kinds of mines: (i) claimstake mines (Minas Manifestadas), for which rights were acquired before 1934 and exist independently of any mining licence or authorisation from the Federal government and for which the Mineral Resources constitute property of the landowner, and (ii) granted mines, which are those that rely on grants from the Federal government for mineral exploration or exploitation (pursuant to the Brazilian Constitution of 1988). AngloGold Ashanti’s operations in Brazil consist of both claimstake mines and granted mines.

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

Mining activities in granted mines must be performed in two defined stages: (i) exploration, which entails defining and evaluating the deposit and determining the feasibility of exploitation, and (ii) exploitation, which involves coordinating operations aimed at the industrial exploitation of the mineral deposit, from the extraction of useful minerals to their processing. Exploration authorisations issued by ANM are valid for one to three years. Extensions can be obtained if necessary, as long as it is justified. In contrast, exploitation rights, once granted, are valid for the lifetime of the deposit, provided the mining titleholder complies with all legal requirements. Pursuant to these requirements, for example, titleholders must (i) start work on mineral exploitation within six months from the date of publication of the Exploitation Concession, (ii) continue their mining activities until the mineral deposit has been exhausted, in accordance with the Economic Exploitation Plan (Plano de Aproveitamento Econômico) approved by ANM, and (iii) refrain from suspending mining activities without prior notice to ANM.

During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (TAH - Taxa Annual por Hectare), subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources (CFEM - Compensação Financeira pela Exploração Mineral). The CFEM which is 1.5 percent for gold is currently calculated based on revenues.

At the end of 2011 and the beginning of 2012, the states of Minas Gerais, Goiás, Pará, Amapá and Mato Grosso do Sul each created a new tax (duty) on research, extraction and exploration activities as well as on the use of Mineral Resources carried out in those states. This tax could range from BRL3.00 to BRL6.50 per ton of ore mined. In the states of Minas Gerais and Goiás, however, gold ore was exempted from the collection of this new duty.

Potential regulatory changes

Changes to Brazil’s mining legislation were submitted in 2013 and 2017 to the National Congress for discussion and consideration. Its goals would be to (i) strengthen the role of the Federal government in regulating the mining industry, including tailings storage facilities (TSF), (ii) attract more and better investments to the mineral sector, (iii) encourage maximal use of Ore Reserves, and (iv) encourage members of the industry to add value to mineral products.

The Federal government’s proposals have institutional, legal and financial facets. Institutionally, the proposals would create a National Council of Mineral Policy to advise the Presidency of Brazil and the MME on, and develop guidelines and directives for, the mining sector.

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

Following the November 2015 tailings dam collapse in the state of Minas Gerais, there was discussion of including tougher requirements related to tailings dams (e.g., mandatory insurance in case of environmental catastrophe).

As of the end of 2018, most of the changes in the legislation initially suggested were not approved. However, in January 2019, after the Vale TSF failure in the state of Minas Gerais, the Minas Gerais State Secretary for Environment and Sustainable Development (SEMAD) issued Resolution No. 2,762 suspending all environmental licensing proceedings connected with tailings dams in the state of Minas Gerais, regardless of the construction method, until new rules regulating the environmental licensing of such activities were enacted. SEMAD also issued Resolution No. 2,765 that required the demobilization of all tailings dams that use the upstream heightening method, and ordered impacted companies to present: (i) within 180 days, an executive project and work plan along with the related work timeline regarding the demobilization of the undertaking; and (ii) within 360 days, a proposal for a new technique for operation of the TSF along with the work timeline of its implementation to be executed within two years.

On 28 January 2019, the Brazilian Presidency, through the Brazilian Ministerial Council for Disasters Response and Monitoring, issued Resolution CMRS No. 02/2019 creating the Subcommittee of Legislation Review, that is empowered to update and review the Brazilian Dams Security Act (Federal Law No. 12,334/10). The House of Representatives, the lower house of the National Congress, also created an External Commission empowered to monitor the developments regarding the Vale TSF failure, aiming to collect information on the risks of the upstream heightening method in order to review the sector’s legal framework.

On 18 February 2019, the ANM issued Resolution No. 4 adopting precautionary regulatory measures to ensure the stability of tailings dams, in particular those built or heightened by the upstream method or a method declared as “unknown”. Resolution No. 4 provides for, amongst other things, the definitive prohibition of the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil, and the decommissioning or demobilization of dams constructed or heightened upstream or by an unknown method until 15 August 2021. As a result, the Serra Grande mine in the state of Goiás is planning to reinforce the dam walls of its upstream TSF in advance of expected future decommissioning. In addition, the company has begun the process of evaluating alternate structures for this upstream TSF, as well as any potential future increased regulatory and cost obligations.

Colombia

Land ownership and mining rights

The Colombian Constitution declares that the sub-soil and the non-renewable natural resources located within the Colombian territory are the property of the Colombian State. The underlying principle of Colombian mining legislation for the granting of mining concession contracts is first come, first served. Mining activities are regulated by the Colombian Mining Code, Act 685, 2001.

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

The concession contract

The government agency grants exclusive concession contracts for exploration and exploitation. Such concessions allow concessionaires to conduct the studies, works and facilities necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover the costs associated with potential environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding proposed works and facilities. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g. exploration, construction, exploitation. The company must comply with these timelines unless performance is suspended, for example, due to force majeure or extensions/modifications to the timelines. Force majeure was declared at the La Colosa project, stopping all activities, following the outcome of the referendum held on 26 March 2017 in the Colombian municipality of Cajamarca, which hosts the La Colosa exploration site. The force majeure was initially granted for one year. It has been extended for an additional year and will now expire in June 2019, after which such declaration will need to be extended.

If the company does not comply with the specified timelines for the completion of the various phases of a mining project, the mining authority may revoke the company’s concession contracts or mining licenses. AngloGold Ashanti Colombia S.A. (AGAC) applied for consolidation of its concession contracts related to La Colosa, some of which were not in compliance with their specified timelines. The application for consolidation was approved in March 2017, which remedied the non-compliance of each consolidated concession and reset the specified timelines. La Colosa has a single concession which covers a total area of 9,210 hectares and expires on 28 February 2037.

In order to obtain an authorization from the National Environmental Licensing Authority of Colombia to carry out the La Colosa project, the company must prepare an Environmental Impact Study for approval by this authority.

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

AngloGold Ashanti’s core mining concession contracts provide that the mining authority has the discretion to declare the underlying concession void if AGAC breaches applicable environmental laws or regulations. If the mining authority were to exercise such discretion against it, AGAC would be required to abandon its projects and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and AGAC would be banned from doing business with the Colombian government for a period of five years. As a result, AGAC would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of the company’s concession contracts in Colombia.

There are some areas where mining activity is prohibited. These areas are:

•	National parks;

•	Regional parks;

•	Protected forest reserves;

•	Paramos (included in Act 1382, introduced in 2010); and

•	Wetlands, pursuant to the Ramsar Convention.

Some forest reserves are not “protected”, but are set aside for active forestry purposes. Such forest reserves must be “extracted” after initial prospection, meaning that the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities. In addition, Resolution 187/2016 (Paramos Regulation), passed by the Colombian government in late 2016, identifies areas that the Ministry of the Environment has determined to be “paramos” areas, or paramos transition areas. In these areas there are limitations on industrial or commercial work being performed, including mining. The Paramos Regulation also specifies a process to determine what work, if any, can be performed in a paramos-designated area. Certain areas designated as “paramos” are within the mining footprint currently envisioned for La Colosa. The company is evaluating the impact of the Paramos Regulation, if any, to the current plan for La Colosa. Further, the company is working with the Colombian government to determine if the designations contained in the Paramos Regulation are technically accurately and legally defensible, and what the process will be to determine what work, if any, can be performed in certain paramos areas.

Cannon fees and royalties

Cannon fees are due from the moment the concession contract is registered with the Mining Register. Such fees change based on the number hectares held by the concessionaire, as follows:

•	0-2,000 hectares, one legal daily minimum wage (approximately $9.00) per hectare per year;

•	2,001-5,000 hectares, two legal daily minimum wages (approximately $18.00) per hectare per year; and

•	5,001-10,000 hectares, three legal daily minimum wages (approximately $27.00) per hectare per year.

Once exploration is complete and the mining infrastructure is in place, the concessionaire must begin paying royalties. Royalties paid to the Colombian government consist of a percentage of the primary product and sub-products being exploited. For gold, gross monthly income is multiplied by 0.8, to which a four percent royalty is applied.

PINES programme

In 2013 the Colombian government instituted the PINES programme that will aid in promoting certain projects that are deemed to have a national interest. This designation provides for greater oversight from the Colombian government. The La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) projects are designated as PINES projects. All of our three advanced exploration projects are considered of national strategic interest.

United States of America

Mineral and surface rights in the United States are owned by private parties, state governments, or the Federal government. The majority of land utilised for precious metals exploration, development and mining in the western United States is owned by the Federal government, and often the state government will have an ownership interest in minerals, regardless of whether the state is the surface owner. The right to mine on such federal land in western states is governed by the U.S. General Mining Law of 1872, as amended (General Mining Law). The General Mining Law allows mining claims on certain federal lands upon the discovery of a valuable mineral deposit and proper compliance with claim location and maintenance requirements.

Nevada

In Nevada, AngloGold Ashanti (U.S.A.) Exploration, Inc. is advancing its projects (either 100 percent AGA-controlled claims or joint ventures) located on federal lands that cover an area of approximately 26,800 acres. On these lands, AngloGold Ashanti (U.S.A.) Exploration, Inc. is currently engaged in early-stage exploration activities that include, but are not limited to, geological and spectral mapping, surface geochemical sampling, and RC and/or diamond drilling.

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

Nevada’s Bureau of Mining Regulation and Reclamation (BMRR) also regulates mining within the state.  Exploration projects of five acres or less on state lands, the scope of a notice-level operation under Federal law, are exempt from BMRR regulation. AngloGold Ashanti’s current exploration program falls within this exemption.

Minnesota

In Minnesota, AngloGold Ashanti Minnesota, Inc. is undertaking early-stage reconnaissance exploration activities to determine the potential for gold mineralization in the northern counties of Minnesota. Minnesota uses a leasing system for state-owned minerals. Under this system, qualified applicants can obtain a nonferrous metallic mineral lease for a 50-year term that grants the company the right to explore, mine, and develop minerals, subject to applicable environmental review and permitting requirements. AngloGold Ashanti Minnesota, Inc. holds a total of 238 state mineral leases administered by the Minnesota Department of Natural Resources. These state mineral leases encompass an area of approximately 95,000 acres. The company’s exploration activities on these lands include regional geophysical surveying, surface geological mapping, rock chip and glacial till sampling, and roto-sonic drilling.

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

Potential regulatory changes

Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law and other Federal statutes. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in extended permitting timelines and granting counties the ability to petition the U.S. Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. The U.S. Environmental Protection Agency has also proposed potential revisions to financial assurance requirements relating to mineral development activities.

The company is unaware of any potential Federal legislative or regulatory changes that may adversely affect the company’s current exploration program in Nevada.

In Minnesota, the state legislature and various state agencies have also considered potential changes in statutes and regulations governing mineral exploration and development activities. These potential changes include revisions to relating to species, cultural resources, and water quality protection.

AGA is currently unaware of any new legislation or rule-making that has been proposed or enacted that would adversely affect its current exploration programs. If any of the above-referenced provisions were adopted in the future, the company’s operations in Nevada and Minnesota could be adversely affected.

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

AngloGold Ashanti revised its group closure planning management standard in 2013 and all of its operations are required to comply with the standard, as well as applicable law and regulations, as their closure plans are reviewed and updated.

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

Provisions for decommissioning and for restoration (excluding joint ventures) decreased from $724 million in 2017 to $622 million in 2018. This change mainly relates to the sale of the Vaal river operations in South Africa, the new rehabilitation regulations at Obuasi, changes in discount rates based on global economic assumptions and changes in mine plans, resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities.

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

Regulatory Compliance

Capital and operating costs to comply with EHS laws and regulations have been, and are expected to continue to be, significant to AngloGold Ashanti. In addition, AngloGold Ashanti could incur fines, penalties and other sanctions, environmental clean-up costs, and third-party claims for personal injury or property or natural resources damages; suffer reputational damage; and be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of, or liabilities under, EHS laws and regulations. Failure to comply with applicable EHS laws and regulations may also result in the suspension or revocation of permits and, in some jurisdictions, our right to mine a given concession. AngloGold Ashanti’s ability to obtain and maintain permits and other approvals and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities. In addition, unknown environmental hazards may exist at the company’s properties which may have been caused by previous owners or operators.

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

The impact of dust generation, breach, leak, or other failure of a waste rock or tailings storage facility (TSF), including any associated dam, can be significant, and the company therefore monitors such facilities closely in accordance with the company’s internal standards, independent review, national regulatory requirements and commitments made to local communities. The occasional well-publicised failure of a third-party tailings facility and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at the company’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs, also in respect of other mine operators. For example, a TSF at the Córrego do Feijão iron ore mine owned by Vale at Brumadinho in the state of Minas Gerais in Brazil burst on 25 January 2019. Following the dam failure, tailings reached the mine’s administrative area and part of the local community, reportedly resulting in death or injury to hundreds of people. As a result of this incident, environmental licensing processes in Brazil for mining companies are expected to be extremely difficult in the future, especially those involving TSFs. It is expected that there will be significant changes in federal and state legislation and regulation, as well as much more intense scrutiny and control of, as well as cost increases associated with inspecting, maintaining and constructing, TSFs. Certain types of TSFs may be prohibited, and may result in operational restrictions until alternate facilities can be constructed or existing facilities can be reinforced. In addition, it is believed that pressure from local communities will increase significantly and there will be an elevated risk to the social license to operate. For example, due to recently issued regulations by the Brazilian National Mining Agency, the Serra Grande mine in the state of Goiás is planning to reinforce the dam walls of its TSF in advance of expected future decommissioning. Planning is still at an early stage, however, and the applicable requirements are subject to change later in 2019; accordingly the related costs for reinforcing the dam walls of the facility and, ultimately, for decommissioning the dam, cannot yet be predicted. Furthermore, the suspension of environmental licensing permit processes for TSFs in the state of Minas Gerais will potentially delay all the approval processes with respect to our operating permits, and may compromise our production plans after August 2019, in respect of our Minas Gerais operations. Further and more substantial amendments to the regulatory requirements in Brazil governing such TSFs and related dams are anticipated in 2019. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

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

As a result of commitments made at the UN Climate Change Conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (Paris Agreement). The Paris Agreement, which requires developed countries to set targets for emissions reductions, came into force on 4 November 2016.

Additional measures addressing GHG emissions may be implemented at national or international levels in various countries. For example, in South Africa, on 19 February 2019, South Africa’s National Assembly adopted the draft Carbon Tax Bill (2017 Carbon Tax Bill). The imposition of a tax on carbon dioxide equivalent of GHG emissions will take effect on 1 June 2019. The tax will be implemented in a phased manner, taking into account South Africa’s Nationally Determined Contributions (NDCs) commitment to reduce greenhouse gas emissions. The first phase will come into effect from 1 June 2019 to 31 December 2022 and the second phase from 2023 to 2030. This ensures alignment with the country’s NDC commitments under the Paris Agreement.

In addition, South Africa ratified the Paris Agreement in November 2016 and endorsed its nationally-determined contribution, which requires that GHG emissions in South Africa peak in 2020 to 2025, plateau from 2025 to 2035 and decline from 2036 onwards. In addition, on 8 June 2018, Dr. Edna Molewa, the late Minister of Environmental Affairs, published the draft National Climate Change Bill (2018 Climate Change Bill) for a period of public comment that closed on 8 August 2018. The purpose of the 2018 Climate Change Bill is to build an effective climate change response and ensure the long-term, just transition to a climate resilient and lower carbon economy and society. This will be done within the context of sustainable development for South Africa and will provide for all matters related to climate change. BUSA and the Industry Task Team on Climate Change (ITTCC), of which AngloGold Ashanti is a member, submitted comments on behalf of its members, highlighting concerns regarding the lack of regulatory clarity and certainty and regulatory misalignment with International Processes and Agreements. On 27 August 2018, the South African Department of Environmental Affairs (DEA) facilitated a multi-stakeholder engagement with the business community regarding the comments received on the 2018 Climate Change Bill and acknowledged the need for further consultations. Further discussion is anticipated over the course of 2019.

These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes, including for those costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these obligations is through state-level implementation of new emissions or financial obligations pursuant to evolving climate change regulatory regimes.

During June 2016, the South African National Treasury published for public comment proposed regulations on carbon offsets which can be used to reduce the potential carbon tax liability. The regulations allow an “offset” in respect of any “certified emission reduction” derived from an “approved project” (including an existing project) carried on after 1 January 2017 in South Africa that is not subject to the carbon tax. The rate is expected to be ZAR120/ton of carbon dioxide, increasing by cpi plus two percent up to 2022 and in line with inflation thereafter. A system of rebates is expected to have the effect that the actual rate will be between ZAR6/ton and ZAR48/ton. The direct impact of such a tax on the Group is not estimated to be material.

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

In Australia, the government introduced the carbon emissions Safeguard Mechanism on 1 July 2016, aimed at limiting future growth in Greenhouse Gas (GHG) emissions in the mining industry and to meet national limits. After setting baseline emission thresholds, the Safeguard Mechanism requires companies to submit carbon credits or pay penalties for excess emissions above baselines. Sunrise Dam and Tropicana successfully applied for baseline emission levels in accordance with the regulatory scheme’s default mechanism and continue to report their annual emissions (FY) through the existing National Greenhouse and Energy Reporting (NGER) scheme. During the 2016/17 FY and 2017/18 FY both operations reported emissions below their respective baselines. Any further operational changes at mine site level, which result in an increase in overall GHG emissions (e.g. additional ball mill in the processing circuit, change in mining methodology, mining of satellite pits), are likely to place the respective operations in an excess GHG position in relation to its baseline. Whilst the baseline emissions set for Sunrise Dam and Tropicana aim to mitigate the need for additional penalties or taxes to be levied, AngloGold Ashanti could in the future incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with changing legal requirements.

In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates or patterns, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Such events or conditions, including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease, all of which could have a material adverse effect on the company’s results of operations and financial condition.

Occupational and Community Safety and Health and Tropical Diseases

Safety is a significant sustainable development challenge facing AngloGold Ashanti. AngloGold Ashanti’s operations are subject to a variety of laws and regulations designed to protect and improve the safety and health of employees. In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations.  Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, so-called “Section 54 safety stoppages” have become a significant issue as an enforcement mechanism used by the Department of Mineral Resources Mining Inspectorate whose inspectors routinely issue such notices. For example, in 2018, 31 notices were issued that had a material adverse impact on production at the company’s mines. Section 54 safety stoppages resulted in the estimated direct loss of 47,100, 78,887, 73,208, 11,324 and 4,680 ounces of gold production from the South African region operations during 2014, 2015, 2016, 2017 and 2018, respectively.

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

In addition, AngloGold Ashanti is subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (NIHL) and occupational lung diseases (OLD). OLD includes occupational tuberculosis and silicosis in individuals exposed to silica dust. Silicosis has been particularly prevalent in South Africa and has also arisen at the company’s Continental Africa and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres and clinics, and continues to improve preventative occupational hygiene initiatives, such as implementing various control measures to prevent hazardous exposures, and providing employees with Personal Protective Equipment. It is believed that the costs associated with activities to prevent disease would be substantially lower than those associated with managing the consequences of occupational disease. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

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

Please refer to “Item 8A: Consolidated Financial Statements and Other Financial Information-Legal Proceedings-South Africa-Silicosis litigation”.

In addition to OLD, AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s South African operations. AngloGold Ashanti continues to implement programmes to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counselling and HIV testing programme for employees in South Africa and, since 2003, has offered anti-retroviral therapy to HIV positive employees who meet the current medical criteria and who desire this treatment. Over the past 10 years, the incidence of new infections has declined.

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

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2018

Operations and projects

AMERICAS		CONTINENTAL AFRICA		SOUTH AFRICA
1	Argentina	4	Guinea	9	South Africa
	Cerro Vanguardia (92.5%)		Siguiri (85%)		Vaal River
2	Brazil	5	Mali		Kopanang (4)
	Serra Grande		Morila (40%)(1)		Moab Khotsong (4)
	AGA Mineração		Sadiola (41%)		West Wits
3	Colombia	6	Ghana		Mponeng
	Gramalote (51%)		Iduapriem		Surface Operations(2)
	La Colosa		Obuasi(3)
	Quebradona (94.9%)	7	DRC
			Kibali (45%)(1)
AUSTRALASIA		8	Tanzania
10	Australia		Geita
	Sunrise Dam
	Tropicana (70%)

Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.

(1)	Both Morila and Kibali are managed and operated by Barrick Gold (Holdings) Limited following its merger with Randgold Resources Limited.

(2)	Surface Operations includes First Uranium SA, which owns Mine Waste Solutions (MWS). MWS is managed and operated as a separate cash-generating unit.

(3)	Obuasi redevelopment began in early 2019.
(4) The Vaal river operations were sold effective 28 February 2018.

OPERATING PERFORMANCE

Group description

AngloGold Ashanti, an independent, international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third largest gold mining company in the world.

Our portfolio of 14 operations in nine countries, includes long-life and relatively low cost operating assets with differing ore body types located in key gold-producing regions around the world. These operating assets were supported by three greenfields projects in a tenth country (Colombia) and a focused global exploration programme.

Our operations and projects are grouped into the following regions: Continental Africa, Americas, Australasia and South Africa.

In 2018, we continued to restructure our operations in the South Africa region. We successfully concluded the sales of Moab Khotsong and Kopanang on 28 February 2018. Following ratification by the Ghanaian parliament of fiscal and regulatory agreements reached with the Ghanaian government in 2018, we began the redevelopment of Obuasi in January 2019. We continued the closure operations of Yatela during 2018 and we announced the sale of Yatela on 14 February 2019.

AngloGold Ashanti’s operations and joint ventures employed, on average, 44,249 people (including contractors) in 2018 (2017: 51,480).

Performance
In 2018, AngloGold Ashanti produced attributable 3.4 million ounces (Moz) of gold (2017: 3.8Moz) as well as 34,000 pounds of uranium oxide, 6.2Moz of silver and 184 tonnes of sulphuric acid as by-products.

Production of 3.4 Moz of gold was achieved at a cost of sales of $3.2 billion and an all-in sustaining cost of $ 1,000/oz for subsidiaries and $820/oz for equity accounted joint venture operations compared to a production of 3.8Moz in 2017 at a cost of sales of $3.6 billion and all-in sustaining cost of $1,050/oz for subsidiaries and $1,087/oz for equity accounted joint venture operations, respectively.

Gold
The AngloGold Ashanti Ore Reserve reduced from 49.6Moz in December 2017 to 44.1Moz in December 2018. This gross annual decrease of 5.5Moz includes depletion of 3.6Moz. The loss after depletions of 1.8Moz, results from the disposal of assets in the South African region of 6.1Moz, additions due to exploration and modelling changes of 4.3Moz, whilst other factors resulted in a 0.1Moz addition and changes in economic assumptions resulted in a 0.2Moz reduction.

Copper
The first AngloGold Ashanti Ore Reserve for copper of 1.26Mt (2,769Mlbs) is based on exploration success and the completion of the prefeasibility study (PFS) at Quebradona. The Ore Reserve has been estimated at a copper price of $2.65/lb.

Capital expenditure, including equity accounted joint ventures, in 2018 amounted to $721 million (2017: $953 million).

Safety
Regrettably, there were three fatalities across the group’s operations in 2018. The all injury frequency rate was 4.81 per million hours worked compared to 7.49 in 2017.

CONTINENTAL AFRICA
AngloGold Ashanti has seven mines in the region, six of which are currently in operation. Obuasi in Ghana was not operational in 2018, having been on care and maintenance since 2016. The mine’s redevelopment began in June 2018 with the first face blast taking place on 11 February 2019. Closure was underway at Yatela during 2018 and the sale of Yatela was announced subsequent to year end, on 14 February 2019.

	Attributable gold production (000oz)	Average number of employees
Subsidiary operations
2. Ghana
Iduapriem	254	1,733
Obuasi	—	1,321
3. Guinea
Siguiri 85%	242	3,869
5. Tanzania
Geita	564	4,567

Joint venture operations
1. Democratic Republic of the Congo
Kibali 45%	363	2,497
4. Mali
Morila 40%	30	411
Sadiola 41%	59	435

Continental Africa - Key Statistics

	Unit	2018	2017	2016
Subsidiary operations
Tonnes treated/milled	Mt	19.5	20.3	20.8
Pay limit	oz/t	0.040	0.038	0.034
	g/t	1.372	1.130	1.151
Recovered grade	oz/t	0.049	0.054	0.046
	g/t	1.69	1.84	1.59
Gold production (attributable)	000oz	1,060	1,094	955
Cost of sales	$m	1,127	1,071	927
Total cash costs (1)	$/oz	813	686	682
All-in sustaining costs (1)(2)	$/oz	941	909	886
Capital expenditure	$m	246	290	191
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	0.51	0.28	0.31
People
Average no of employees: Total		11,490	10,268	9,599
Permanent employees		4,625	4,523	4,441
Contractors		6,865	5,745	5,158

	Unit	2018	2017	2016
Joint venture operations
Tonnes treated/milled	Mt	7.8	7.7	6.8
Pay limit	oz/t	0.041	0.045	0.038
	g/t	1.403	1.528	1.294
Recovered grade	oz/t	0.053	0.047	0.052
	g/t	1.81	1.10	1.79
Gold production (attributable)	000oz	452	360	356
Cost of sales	$m	480	441	407
Total cash costs (1)	$/oz	680	819	812
All-in sustaining costs (1)(2)	$/oz	820	1,087	955
Capital expenditure	$m	67	119	100
Safety
Number of fatalities(3)		0	0	0
AIFR (3)	Per million hours worked	0.29	1.25	1.56
People
Average no of employees: Total		3,343	3,325	3,092
Permanent employees		1,072	944	890
Contractors		2,271	2,381	2,202

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

(2)	Excludes stockpile impairments.

(3)	Excludes Morila and Kibali which are not managed by Anglogold Ashanti.

Production and costs

The region delivered a solid performance with four percent improvement in production boosted by higher tonnes treated particularly from underground mining at Kibali and Geita and improved underground grade from Geita. Geita built on its solid performance the previous year, delivering 564,000oz of gold, an increase of five percent compared to 2017. The increase was due to a range of operational improvements that included advance grade control and underground mining efficiencies, which assisted in accessing higher-grade ore particularly in the fourth quarter of 2018. This was driven by a five percent year-on-year increase in recovered grade as a result of the higher-grade underground ore mined at Nyankanga and Star & Comet.

At Siguiri, production was negatively impacted by a 16 percent decrease in recovered grade, owing to the treatment of lower-grade oxide material and an 11 percent decrease in tonnes due to delays in the commissioning of the CIL combination plant. The leach circuit was converted during the year to a hybrid CIL circuit as part of the combination plant project. As a result, production decreased year-on-year, exacerbated by depleted high-grade oxide deposits. The marginal delay in the commissioning of the ball mill in the plant resulted in the limited treatment of available higher-grade harder ore with the plant feed being supplemented by lower-grade oxide ore. The required new power plant was successfully commissioned.

Iduapriem’s production increased 11 percent year-on-year to 254,000oz, the mine’s highest production since its acquisition in 2004. The production increase was driven by the six percent increase in tonnage treated and a five percent improvement in recovered grades, a results of improved grinding and plant efficiency. These improvements resulted from the mining of deeper, higher-grade areas in the Teberebie pit. Total tonnes mined increased eight percent year-on-year to 38Mt, the highest tonnage ever mined at Iduapriem. This helped in meeting the grade improvement targets and the continuation of the extensive waste-stripping programme at Blocks 7 and 8, which will provide the foundation for sustainable production over the future life-of-mine.

At Kibali, production increased 35 percent year-on-year to 363,000oz, another significant improvement. The higher production was on the back of higher throughput, a result of improved plant availability that led to above design capacity throughput, and a five percent increase in plant recovery, building further on the improving recovery factor/rate since commissioning. Production was aided by an increase in tonnes mined and an eight percent increase in tonnage treated, a result of improved plant performance, as well as 26 percent increase in recovered grade as higher-grade underground mining displaced lower-grade open-pit ore. This was on the back of the successful commissioning of the underground materials handling system at the end of 2017.

At Sadiola, production declined due to a nine percent drop in the recovered grade owing to the limited availability of oxide ore with the in-situ oxide ore depleted as mining had ceased by the end of March 2018. The mine had begun transitioning to its stockpile treatment plan at the beginning of the year, partly compensated for by a three percent increase in tonnes treated as a result of newly-installed variable speed drives in the mill. Production for the rest of the year was from a blend of the remaining full grade and marginal ore stockpiles. Plant operations were efficient and consistently exceeded planned throughput, with a 3% increase in tonnes treated compared to the previous year. This helped to partly offset the lower feed grade and provided flexibility to maintain a steady production and revenue profile for the year.

At Morila, production continued to increase due to the 19 percent improvement in recovered grade as mining resumed during the year with the treatment of higher-grade ore, offset by a decrease in throughput due to the treatment of harder ore, blended with tailings mineralised waste ore. Plant throughput was 11 percent down year-on-year, impacted by unplanned downtime and the replacement of the ball mill. The mine is expected to continue treatment of mineralised waste ore, augmented by higher-grade ore from targeted mining areas, for the next two years, after which the mine will transition to full closure.

All-in sustaining costs (AISC) for the subsidiary operations in the region increased from $909/oz in 2017 to $941/oz in 2018. Costs increased as a result of lower production at Siguiri as high grade oxide ore was depleted and the conversion to harder ore treatment commenced with the combination plant project, partly offset by higher production at Iduapriem resulting from mining and treatment of higher grade ore and higher tonnes treated due to increased plant efficiency. The joint venture operations' AISC decreased from $1,087/oz in 2017 to $820/oz in 2018, a year-on-year improvement despite inflationary pressures. Costs were assisted by the 35% increase in production at Kibali as development shifted the focus to higher grade underground production with reduced spend on capital development cost and lower sustaining capital expenditure, and cost efficiencies at Sadiola as mining operations ceased.

Capital expenditure

Capital expenditure for the region increased in line with planned inward company investments in growth projects, particularly at Siguiri and Obuasi during 2018. Ore Reserve development projects continued at Geita for the Star & Comet and Nyankanga underground operations, together with waste stripping projects at Iduapriem. These projects provide access to the ore bodies identified for future gold extraction. The balance of the capital spend was used for capitalised exploration and stay-in-business projects to improve the asset reliability across our mines to ensure safe, risk-free mining and production.

At Kibali, the Azambi hydropower plant was commissioned during the third quarter in 2018 and fully integrated into the energy grid in September, providing affordable power to the mine. The cyanide tailings storage facility First Lift Project, involving the wall lift on the tailing storage facility, was completed in the last quarter of the year with project handover completed on 31 October 2018. Other notable projects at Kibali included the transition to owner mining which was successfully completed on 1 July 2018.

Safety

There were no fatalities during the year, maintaining a 39-month fatality-free period since October 2015.

Ore Reserve

The total attributable Continental Africa Region Ore Reserve was 16.3 million ounces (2017: 16.9 million ounces). This amounts to 37 percent of the group’s Ore Reserve.

Growth and improvement

Construction of the Siguiri combination plant is complete, with the first material fed to the plant on 1 March 2019. The CIL circuit was commissioned in July and first gold from it was poured in August 2018. The 30MW power plant was commissioned in October 2018. It is now fully operational providing reliable, low-cost power to the Siguiri mine. The crushing and milling circuits for the treatment of the hard sulphide ore are currently being commissioned and full ramp-up is expected in the first half of 2019. The focus for the year will be to stabilise plant throughput and operating stability as the new plant is commissioned.

Exploration drilling continued at Saraya and Foulata to support a prefeasibility study for the Block 2 permit area. This study is due to be completed during 2019 and is aimed at improving the mine’s ounce profile and potentially extending the life of the mine. The current option on the Siguiri Block 2 considers the trucking of oxide material to the existing process plant to displace marginal ore. The evaluation of this has been completed. The requisite permitting and feasibility study are scheduled for the latter part of 2019.

Development of Geita’s Star & Comet and Nyankanga underground sections continued development was completed to access new areas for stope mining and further exploration. Open pit mining at Nyankanga and Geita Hill continued with Geita Hill reaching the end of its economic life and Nyankanga scheduled to be completed in the first half of 2019. Surface exploration continued at Selous, and a satellite pit 2.4km from Star & Comet expected to supplement the underground operation in the near term.

Other notable projects at Geita were the completion of the 40MW power plant and the purchase of underground mining plant and equipment. The power plant was commissioned in August 2018 and is currently in full operation, providing reliable, low-cost power to the mining operations. The purchase of the underground mining plant and equipment is in line with the strategy to transition to owner mining at Star & Comet, planned for the first half of 2019, with the full changeover for the rest of the mine’s sections expected to follow in coming years.

At Obuasi, following receipt of all the requisite approvals from the government of Ghana, including parliamentary ratification, and environmental approvals in June 2018, the redevelopment of the mine’s high-grade ore body has started in earnest. Establishment of the project and operating teams have progressed well and all key roles have been filled. Detailed design has continued, focusing on the processing plant and underground infrastructure. Critical long-lead items have also been ordered. The underground mining fleet was delivered and commissioned. The underground mining contractor has commenced mobilisation. Operational readiness activities, including the design of the mine operating systems, has progressed to plan. Demolition of redundant processing plant structures has begun. Refurbishment planning was completed and works are set to begin early in the second half of 2019. The housing refurbishment programme has also begun and expansion of the mining contractor’s camp is well advanced.

At Iduapriem, waste stripping at Teberebie Cut 1 continued during the year and is expected to be completed in the first half in 2019 when full grade mining should begin. Brownfields drilling continued at the Ajopa pit and open pit mining will continue into 2019 to supplement ore from the larger Teberebie pit. Iduapriem’s plant expansion concept study has been completed on the plant de-bottlenecking. The next focus area will then be to find a solution for an additional tailings storage facility.

At Kibali, an aggressive exploration programme continued with a notable success being the declaration of the maiden Mineral Resource of 0.96Moz for Kalimva and Ikamva that supports a prefeasibility study for future mining.

THE AMERICAS
AngloGold Ashanti has three mining operations – both open pit and deep level mining – in the Americas region. In addition, one brownfield project and an active greenfields exploration programme are underway in Colombia.

	Attributable gold production (000oz)	Average number of employees
Operations
1. Argentina
Cerro Vanguardia 92.5%	282	1,774
2. Brazil
AGA Mineração	364	4,736
Serra Grande	130	1,462
3. Colombia – exploration programme

Americas - Key Statistics

	Unit	2018	2017	2016
Operation
Tonnes treated/milled	Mt	6.8	7.5	7.0
Pay limit	oz/t	0.121	0.104	0.100
	g/t	4.142	3.576	3.421
Recovered grade	oz/t	0.103	0.102	0.106
	g/t	3.55	3.49	3.64
Gold production (Attributable)	000oz	776	840	820
Silver (attributable)	Moz	5.9	5.8	4.7
Cost of sales	$m	838	987	863
Total cash costs (1)	$/oz	624	638	578
All-in sustaining costs (1)(2)	$/oz	855	943	875
Capital expenditure (3)	$m	176	234	225
Safety
Number of fatalities		1	0	1
AIFR	Per million hours worked	3.97	3.29	3.96
People
Average no of employees: Total		7,973	8,511	8,126
Permanent employees		5,755	5,888	5,653
Contractors		2,218	2,623	2,473

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

(2)	Excludes stockpile impairments.

(3)	100 percent, (not attributable) and includes Colombia.

Production and costs

The Americas region produced 776,000oz at a total cash cost of $624/oz for the year ended 31 December 2018, compared to 840,000oz at a total cash cost of $638/oz for the previous year. The region’s production decreased due to the lower contribution from Brazil, where production was negatively impacted by delays in development and infrastructure constraints at the Cuiabá complex. This was exacerbated by lower grades in the sulphide operation and excessive rainfall at the Córrego do Sítio complex, while Serra Grande experienced delays in receiving environmental deforestation and waste dump permits.

Full-year production at AGA Mineração in 2018 was impacted by the Cuiabá complex delays in development and infrastructure constraints. The Cuiabá complex was impacted by geotechnical factors at the access ramp to the high-grade ore body. During the last quarter of the year, operating performance improved as measures were taken to improve mine quality by improving stope availability, drilling and mine recoveries while ensuring compliance to plan.

At Córrego do Sítio, lower grades at the sulphide operation and excessive rainfall contributed to lower production. Production was also impacted by lower volumes placed on the heap leach, model changes and production stoppages due to strikes.

At Serra Grande, the production was lower in 2018 as compared to 2017 as less ore was mined following receipt of environmental deforestation and waste dump permits later than expected. All permits had been received by year end.

In Argentina, at Cerro Vanguardia, full-year output was maintained at the same level as 2017, producing 282,000oz at a total cash cost of $476/oz compared to 283,000oz at a total cash cost of $522/oz in 2017. Production was maintained, despite the lower underground grade, mainly because of the higher volumes mined and treated.

The all-in sustaining cost (AISC) was $855/oz in 2018, compared to $943/oz in 2017. Reduced costs were mainly due to lower sustaining capital expenditure, driven by a greater focus on capital management, and benefits derived from Operational Excellence initiatives, which are aimed at encouraging innovation in controlling and managing costs and improving operational efficiencies and productivity.

In Brazil, the all-in sustaining cost declined year-on-year despite lower production volumes and inflationary pressures, which adversely impacted total cash costs. The six percent improvement was boosted by good results from the Operational Excellence initiatives and a favourable exchange rate. In Argentina, total cash costs fell mainly as a result of the weaker exchange rate following the devaluation of the Argentine peso against the US dollar as well as improved efficiencies.

These positive effects were partially weakened by lower tonnes mined and rapidly rising inflation which ended the year at 47 percent, mostly related to salary increments. A lower average silver price for the year and lower volumes sold also affected costs negatively.

In Brazil, Labour Reform, an engagement process with stakeholders, created an opportunity to implement a fourth working shift at all mines in Brazil. Combined with initiatives to optimise the work hand-over at shift change, productivity gains were generated on blasting cycles and development of main ramps and galleries.

In September 2018, the government of Argentina introduced the payment of export duties on exported goods. In terms of an existing tax stability agreement, Cerro Vanguardia is entitled to a refund of these export duties, should the payments result in a higher total tax burden in compared to the tax imposed by the tax stability agreement.

Capital expenditure

In Brazil, capital discipline was maintained with stay-in-business capital expenditure proactively managed lower year-on-year. This was supported by the more favourable exchange rate of the Brazilian real versus the US dollar. The Brazilian operations maintained their focus on Mineral Resource and Ore reserve conversions with the main investment at all operations going into Ore Reserve development, to improve confidence levels and mine flexibility, in order to increase stope access. Capital expenditure in Argentina was lower in 2018 than in 2017, mainly due to reduced Ore Reserve Development from underground optimisation and the tailings dam investment made during 2017, which was not necessary in 2018. The lower level of capital expenditure was also partly attributable to the weakness in the Argentine peso against the US dollar in 2018.

Safety

Regrettably, there was a fatal accident at Cuiabá in Brazil in 2018 following an electricity-related incident in January 2018.

Ore Reserve

At the end of 2018, the total attributable Ore Reserve for the Americas region, was 7.1 million ounces (2017: 5.2 million ounces). This is approximately 16 percent of the group’s total Ore Reserve.

Growth and improvement

Going forward, Brazil plans to increase gold production. Productivity is expected to improve with maximisation of the assets as a result of the Operational Excellence initiatives underway, particularly in the areas of exploration, Ore Reserve development, mining and metallurgy. Significant cost reductions contributed to returning the Mineral Resource and Ore Reserve to plan. During the development phase at Serra Grande, while building confidence levels, conversion drilling works delivered results that were 55 percent better than planned (at 12,722m against 8,217m). In 2019, the Cuiabá complex is expected to improve production by accessing and mining the high-grade Serrotinho ore body. At Córrego do Sítio (CdS), higher development rates and production from underground mining, along with a new pushback at the open pit, are expected to lead to increased production. Drilling campaigns aimed at confirming ore sources are currently underway. Drill results will help support an improving production case in the medium term and extend the operating lives of the new open pit (CdS III) and of new underground mines at Mina II and the São Bento Deep ore bodies in the long term.

Serra Grande has brought the Ingá ore body into production while work continues exploring the potential of the Mangaba and Corpo IV ore bodies. The Palmeiras South negotiation was concluded, creating access to the new ore bodies.

The Cuiabá complex is expected to normalise access to high-grade areas, creating positive conditions so as to adhere to production and development plans to provide flexibility and improve confidence levels. Córrego do Sítio will focus on bringing the new open- pit pushback into production.

At Serra Grande, the Santos Reis community resettlement activities have begun, which we plan to conclude during 2019, to be able to work on the expansion of the open pit to increase production. Additionally, exploration work is expected to begin in high-potential Palmeiras South area once the negotiations have been concluded with landowners. Engagement with all stakeholders is underway.

AGA Mineração is expected to deliver improved grades in 2019, which should result in higher production, and reserve conversion is a clear near-term focus. Production from the Serra Grande crown pillar is expected to lead to higher grades towards the end of the year but at lower throughput. The Palmeiras South licence is targeted for mid-2019.

Cerro Vanguardia has been in operation for 20 years. Going forward, grades are expected to be below current levels, decreasing from about 7g/t to about 5g/t. Further cost-saving initiatives and operational improvements are being analysed in order to maintain cost reductions to mitigate the lower production impact in 2019. An investment for a fleet replacement is planned for 2019, which will be made up of five trucks and one loader, to replace the current old 773-truck fleet. Once these are in commission, use of the new vehicles is expected to bring additional savings given lower maintenance and better operational efficiencies.

AUSTRALASIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	289	576
2. Tropicana 70%	336	475
AngloGold Ashanti’s Australasian assets comprise the wholly owned Sunrise Dam and the 70 percent-owned Tropicana Gold mine located in the north-eastern goldfields of the state of Western Australia.

Australasia - Key Statistics

	Unit	2018	2017	2016
Operation
Tonnes treated/milled	Mt	9.5	9.4	8.9
Pay limit	oz/t	0.07	0.06	0.06
	g/t	2.10	1.84	1.86
Recovered grade	oz/t	0.065	0.061	0.058
	g/t	2.01	1.89	1.82
Gold production (attributable)	000oz	625	559	520
Cost of sales	$m	622	551	542
Total cash costs (1)	$/oz	762	743	793
All-in sustaining costs (1)(2)	$/oz	1,038	1,062	1,067
Capital expenditure	$m	156	153	109
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	9.14	8.53	9.49
People
Average no of employees: Total		1,051	974	925
Permanent employees		238	226	211
Contractors		813	748	714

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

(2)	Excludes stockpile impairments.

Production and costs

The region delivered a strong performance in 2018 producing 625,000oz, a 12 percent year-on-year increase in production, due to higher mill feed grades and higher mill throughput at Tropicana.

At Sunrise Dam, the focus continued to be on lifting the mined grade while maintaining an underground ore production rate of approximately 3Mtpa. Underground ore is the primary source of mill feed which is blended with low grade stockpiled ore to fill the 3.8Mtpa capacity processing plant. Higher mined grades in the first and fourth quarters contributed to a 21 percent increase in year-on-year production, offsetting delays in metallurgical recovery improvements that were anticipated from the Recovery Enhancement Project (REP). A structured optimisation programme in the processing plant was delivering positive results by year end and, along with a higher proportion of Vogue ore in the feed blend, is expected to increase recovery rates to REP feasibility study levels in 2019.

Production at Tropicana in 2018 increased by five percent due to higher mill feed grades and higher mill throughput. The second 6MW ball mill was commissioned ahead of schedule in November 2018 with full ramp-up achieved within a week. The additional ball mill is expected to lift annual throughput to 8.2Mtpa and, through a reduction in grind size, to improve baseline metallurgical gold recovery by up to three percent to approximately 92 percent. The Long Island mining sequence was further optimised during 2018, with mining rates stabilising at approximately 95Mtpa. Grade streaming continued in 2018 with preferential processing of higher grade ore while low-to-medium grade ore was stockpiled. Mining during 2018 focused on the Havana South, Havana 3 and Tropicana 2 pits. It is anticipated that mining of the Tropicana pit will be completed in the first half in 2019, while mining will begin in the Boston Shaker open pit cutback 4 the second half of the year.

All-in sustaining costs at $1,038/oz for the region were slightly lower than the previous year, largely due to higher production and a weaker Australian dollar, which offset higher mining costs.

Capital expenditure

Several once-off capital projects were completed in 2018 with capital expenditure at Sunrise Dam, including construction of the REP, a multiyear extension of the tailings storage facility (TFS) and installation and commissioning of two 2MW primary ventilation fans, which were all completed by year end. Once-off capital expenditure at Tropicana included the construction and commissioning of the 6MW ball mill.

Safety

There were no fatalities during the year.

Ore Reserve

At the end of 2018, the total attributable Ore Reserve for the Australasia region was 3.8 million ounces (2017: 4.0 million ounces). This is approximately nine percent of the group’s total Ore Reserve.

Growth and improvement

Late in 2018, the Tropicana joint venture partners committed to conducting a feasibility study into the development of an underground mine beneath the Boston Shaker pit after a prefeasibility study confirmed that underground mining was technically and financially viable. Approval is expected in the first half of 2019 with development of a portal likely to start in mid-2019. Infill drilling was carried out during 2018 to convert Inferred Resources to Indicated Resources, enabling a maiden underground Ore Reserve to be declared. Boston Shaker mineralisation remains open along strike and at depth.

In 2019, the focus at Sunrise Dam will remain on targeting higher grade sections of the underground stopes, while maintaining the underground production rate at approximately 240,000 – 250,000 tonnes a month. The Vogue orebody will become the primary ore source in 2019, expected to account for approximately two thirds of underground ore production. The site is evaluating paste fill options to support production from wider sections of the large Vogue ore body.

The completion of capital projects, including the ventilation upgrades, during 2018 will contribute to improving the effective use of mining equipment and the reliability of the mine. The underground mine management system (UMMS) is expected to be commissioned during 2019, enabling real-time analysis of the mobile fleet to identify projects that improve efficiency by optimising the effective time and performance quality metrics of the mining equipment. The UMMS will also enable remote surface control of services such as ventilation, power and dewatering. The Sunrise Dam mineralised system remains open in all directions and at depth. During 2019, targets 1km to the south of the mine will be tested with deep diamond drilling in a programme partially funded by the Western Australian Government’s Exploration Incentive Scheme.

During 2018, AngloGold Ashanti earned a 51 percent interest in the Butcher Well/Lake Carey exploration joint venture tenements, where there is potential for the discovery of an additional Ore Reserve for processing at Sunrise Dam, possibly displacing low-grade stockpiles currently being blended with underground ore.

AngloGold Ashanti Australia has the right to earn up to 70 percent interest from Saracen Mineral Holdings Ltd by spending up to A$25m on exploration in the tenements, which are located approximately 22km from Sunrise Dam. These tenements are part of the Butcher Well/Lake Carey exploration joint venture.

SOUTH AFRICA

The South Africa region has undergone extensive restructuring to ensure its long-term sustainability. Following this restructuring and the sale of assets, AngloGold Ashanti’s South African operations currently are:

West Wits: Mponeng
Surface operations

Following the completion of the sale of various assets including Moab Khotsong and Kopanang, in the restructure of the group’s South Africa region, as of 1 March 2018, AngloGold Ashanti ceased to have underground operations in the Vaal River area.

	Gold production (000oz)	Average number of employees
Operations
South Africa
1. Vaal River
Kopanang	12	3,526
Moab Khotsong	39	6,092
2. West Wits
Mponeng	265	5,400
3. Surface operations (1)	171	2,290

(1)	Includes MWS for purposes of this report. It is operated and managed as a separate cash-generating unit.

South Africa Key Statistics

	Unit	2018	2017	2016
Operation
Tonnes treated/milled	Mt	34.9	38.9	39.6
Pay limit (1)	oz/t	0.44	0.43	0.37
	g/t	16.11	15.97	13.81
Recovered grade (1)	oz/t	0.219	0.202	0.219
	g/t	6.82	6.93	7.51
Gold production (2)	000oz	487	903	967
Cost of sales	$m	590	1,129	1,064
Total cash costs (3)	$/oz	1,033	1,085	896
All-in sustaining costs (3)(4)	$/oz	1,178	1,245	1,081
Capital expenditure	$m	73	150	182
Safety
Number of fatalities		2	7	6
AIFR	Per million hours worked	10.25	12.68	12.02
People
Average no of employees: Total		17,308	26,245	28,507
Permanent employees		15,557	22,738	25,205
Contractors		1,751	3,507	3,302

(1)	Refers to underground operations only.

(2)	Includes production ounces from the technology development programme in 2017 and 2016.

(3)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

(4)	Excludes stockpile impairments.

Performance in the South Africa Region in 2018

The region has undergone extensive restructuring to ensure its long-term sustainability. The sales of Kopanang and Moab Khotsong, in two separate transactions, were concluded on 28 February 2018. Following these sales, which included the Nuclear Fuels Corporation of South Africa (Nufcor), uranium is no longer produced. TauTona (including its Savuka section) in the West Wits area had been placed on orderly closure in September 2017. Following this restructuring and the sale of assets, AngloGold Ashanti’s South African operations currently are West Wits and Surface Operations.

Production and costs

The South Africa region’s operations produced 487,000oz at a total cash cost of $1,033/oz in 2018 compared to 903,000oz at a total cash cost of $1,085/oz in 2017. The decrease in production reflects, firstly, the reduction in the number of mines in the region, with Kopanang and Moab Khotsong contributing for only two months of the year following their sales on 28 February 2018. Secondly, following TauTona’s being placed on orderly closure in September 2017 there was no production from that mine in 2018. Production from retained operations, that is excluding those assets sold and undergoing orderly closure, was 436,000oz (up 2% year-on-year). At MWS, 2018 production was 103,000oz. Given current market conditions and the decision in the first half of 2018 to change its processing strategy, MWS will focus solely on gold recovery in future. The uranium plant has thus ceased operating. A strategic decision was also made to treat reduced higher-grade volumes from the sulphur paydam to ensure responsible reclamation and to facilitate future rehabilitation. Consequently, MWS remained cash positive despite the 5% year-on-year decline in production. Production was mainly impacted by lower recoveries as a result of carbon management challenges experienced during the third quarter of 2018, which improved toward the end of 2018. Tonnages were also impacted by unplanned stoppages owing to inclement weather and associated power outages. Approximately 167 hours of power failures were experienced in December alone. We engaged with Eskom management, the public power utility, and a protocol was agreed to create flexibility during inclement weather.

Following the sale of the Mispah and West Gold plants, production from the hard-rock dumps was lower compared to 2017. The yield contribution from the West Wits surface sources was also down year-on-year due to the proportion of reclamation from the Savuka marginal ore dumps and tailings storage facilities (TSFs). Accordingly, mining strategies were changed during the third quarter of 2018 and feed grades are beginning to improve.

The region’s all-in-sustaining cost of $1,178/oz was five percent lower year-on-year while the total cash cost for the region was $1,033/oz, five percent down on 2017. The reduction in costs was in line with our strategy to ensure that the South African operations could be safely returned to profitability while mitigating job losses. Cost management efforts continue in earnest, aimed at ensuring that both on- and off-mine cost structures are appropriately resized for the smaller production base. Efforts will continue in 2019 to realise further cost reductions within the off-mine cost structures. Focus has shifted to reducing legacy costs, and the streamlining of systems and work processes to right-size the cost base to the smaller footprint and drive further operational efficiencies through improved productivity. In addition, as part of Mponeng’s safe production strategy to increase face time, a new shift arrangement was agreed with the South African unions. The new shift arrangements were successfully implemented on 12 November 2018 and are expected to help improve productivity. Costs are expected to benefit from improved mining practices and the new shift arrangement.

Capital expenditure

Capital expenditure in the South Africa region was mainly on the Mponeng project. The total capital expenditure in 2018 was $73 million, 51 percent lower year-on-year from 2017 ($150 million), due to the sale of assets early in the year.

Safety

Regrettably, two fatalities occurred in the South Africa region in 2018. One fatality occurred at Mponeng following a fall-of-ground related incident and one fatality occurred at Moab Khotsong in a tramming incident.

Ore Reserve

As at 31 December 2018, the total Ore Reserve for the South African region was 16.8Moz (2017: 23.5Moz). This is equal to 38 percent of the Group’s Ore Reserve. The sales of various assets in the Vaal River region in February 2018 resulted in a decrease in Ore Reserve of 6Moz.

Growth and improvement

At MWS, the AachenTM high-shear reactor technology for the refractory portion of the feedstock was commissioned in October 2018 and is expected to assist in improving recoveries. The planned Kareerand TSF expansion project is undergoing a feasibility study. The technical review is scheduled for the first half of 2019. This project is aimed at facilitating the continued operation of MWS and the associated retreatment of the Vaal River TSFs.

Phase 1 of the Mponeng project: Raiseboring of the reef pass from 123 level to 126 level was completed during 2018 and construction of the tip and control chute began in December 2018. Installation of additional support to consolidate the hanging wall and side walls of the pump chamber and substation will follow in the second half of 2019. The production ramp up on 123 and 126 levels will continue during 2019. Phase 2 of the mine life extension project has been put on hold due to capital constraints and in order to allow for the completion of a feasibility study in 2019. Construction of water management infrastructure is currently behind schedule with the piping installation still outstanding. Construction of ore-handling infrastructure has been completed. ORD at 126 level also encountered areas with higher geological complexity, which required additional secondary support, slowing advance rates.

The technology and innovation project remains on hold, due to the accelerated closure of TauTona. However, work continues to establish the site for the high-strength backfill plant at Mponeng. Delays were encountered in the development of the excavation and it is estimated that plant construction will begin in the first half of 2019.

EXPLORATION REVIEW

Our exploration is focused on creating value by providing long-term optionality and improving the portfolio quality.

•
Brownfields exploration focuses on delivering value through incremental additions to our Ore Reserve in existing mines as well as new discoveries in defined areas around existing operations. Brownfields exploration actively drives the creation of value by growing our Mineral Resource and Ore Reserve, our major assets. The brownfields exploration programme is based on innovative geological modelling and mine planning and continual optimisation of our asset portfolio.

•	Greenfields exploration aims to discover large, high-value Mineral Resource that will ultimately lead to the development of new gold mines.

In 2018, $29.4 million was spent on greenfields exploration and $94.8 million on brownfields exploration.

Greenfields exploration

Greenfields has over 7,000km2 of highly prospective ground in three countries, namely, Australia, Colombia and the United States and ground positions in Argentina and Tanzania. The total expenditure in 2018 was $29.4 million including more than 90km of diamond, reverse circulation and aircore drilling.

In Australia, in the Laverton district, the first stage of the Butcher Well and Lake Carey Earn-in with Saracen Mineral Holdings was completed in late August. AngloGold Ashanti now owns 51 percent of the Butcher Well and Lake Carey tenements. A scoping study on the Butcher Well and Mt Minnie projects was completed in July 2018 with positive results. Work completed as part of the agreement in 2018 included 38.6km of reverse circulation and diamond drilling, 35km of aircore drilling and 25,034 ground gravity stations. Elsewhere in Australia, reconnaissance exploration drilling and geophysical programs were undertaken on projects east of Kalgoorlie and in north-east Queensland.

In Brazil, after a review of all the exploration results at the Tromai project, AngloGold Ashanti has withdrawn from the farm-in agreement with Equinox after expenditure of $8.7 million. Exploration is now focused on the identification of new greenstone terranes elsewhere in Brazil.

In the United States, Q1 roto-sonic drilling was completed at the Celina project area in Minnesota (100 percent owned by AngloGold Ashanti). Follow up Q4 roto-sonic drilling was undertaken. A total of 3.2km of drilling was completed with results still pending. At the Silicon project in Nevada, AngloGold Ashanti elected to maintain the 100 percent earn-in option on the property for the second year with Renaissance Gold. Two phases of reverse circulation and diamond drilling were completed during the year for 7.6km with encouraging observations. An Induced Polarization orientation survey line completed over the project highlighted an anomalous response in the vicinity of the drilling. Drilling will continue in 2019 to test structural targets within the Silicon-Thompson structural corridor.

In Colombia and Tanzania, exploration programmes are on hold pending an internal review process.

Brownfields exploration

Brownfields exploration was carried out in nine countries, in and around AngloGold Ashanti operations, namely South Africa, Argentina, Brazil, Colombia, Tanzania, Guinea, Ghana, Democratic Republic of the Congo and Australia. A total of 746,046m of diamond and reverse circulation drilling was completed during the year.

South Africa: Exploration continued at Mponeng’s Western Ultra Deep Levels. All these holes target the Ventersdorp Contact Reef. The capital allocation for surface drilling was reduced and drill hole UD63A was stopped. Surface drilling at UD61A achieved an advance of 1,166m. 40 percent of the hole depth has been completed after drilling starting in March 2018.

Argentina: At Cerro Vanguardia, the exploration drilling programme was completed with a total of 8,617m drilled. The trenching programme completed a total of 21,788m in 309 newly excavated trenches with 355 (9,678m) channels cut. In the surface reconnaissance programme, 129 chip samples were collected over the district. A geochemical sampling programme covering poorly explored areas was undertaken and collected 142 samples of guanaco scats. Ground magnetics surveys covered 125km² and a horizontal loop electromagnetic (HLEM) survey covered 3.19km².

Brazil: In the Iron Quadrangle at total of 163,554m were drilled. At Cuiaba, drilling of the Galinheiro and Galinheiro FW ore bodies intersected economic grades in the shear zone quartz veins as well as in the typical BIF. At Surucucu (SUR), the drilling programme showed the ore body to be uneconomic. Drilling at Fonte Grande Sul (Level 21) showed continuity of high grades down plunge. The VQZ ore body continues to show positive results, with continuity along the plunge. At Dom Domingos, the BIFs are showing an unexpected continuity along strike while the down plunge continuity needs to be tested. Work also continued on the remnant ounce project. The LIB drilling programme commenced in Q4, however experienced significant delays. The hole is likely to be stopped and redesigned.

For the regional targets, at Descoberto underground drilling began in Q4. Even though development restricted drilling from reaching deeper targets, the model indicates that the mineralised structure is continuing along strike and remains open on the eastern and western flanks. At Olhos D’agua the geological map was finalised in the first half of the year and drill sites were identified. The IP survey, surface sampling and drill plan as well as the soil sampling has been completed at Biquinha target and a preliminary analysis indicates that there is a gold anomaly southwest of Biquinha. At the Cuiabá southwest target line cutting, soil sampling and mapping continued throughout Q4 and two very good intercepts were retuned, which aligned with anomalies in an area with no outcrop.

At Lamego, Cabeça de Pedra continues to return low but economic grades, adding to Mineral Resource. Drilling was completed at CAR SW. The results show the normal limb has constant and continuous regions of high grade while on the inverted limb, the grades are lower and more dispersed with occasional high grades peaks. The drilling does however show the ore bodies are more continuous than expected. Exploration drilling at Córrego do Sítio (CdS) consisted of underground Mineral Resource conversion drilling at Laranjeiras and Carvoaria with the objective of upgrading the confidence in the 2019-2021 mining blocks. At Laranjeiras, significant intercepts were reported up to 300m away from the interpreted geological model towards the South of the mine and indicated continuation of mineralisation. The development of exploration drives in preparation for 2019 drilling progressed. Development at Cachorro Bravo was completed, at Laranjeiras it is ahead of schedule and at Carvoaria development has been delayed.

At Cachorro Bravo (sulphide ore), the surface diamond drilling campaign was completed and the programme verified the continuity of the 102 lens. The Rosalino Target (sulphide ore) diamond drilling was completed from surface. The available drilling results confirm the expected grades and thicknesses as well as the possibility of new, deep orebodies. The surface drilling campaign at CdSIII finished in July 2018 and the results confirmed the mineralisation along CdSIII’s main strike and further exploration potential has been confirmed for the Jambeiro target.

A total of 87,085m were drilled at Serra Grande. Exploration drilling was completed at Limoeiro Target (Structure IV) and the drilling confirmed both an extension along strike and down dip of the mineralised zone. There was also a positive intersection in Structure IV (Orebody IV). Another significant intersection confirmed the extension of Structure V to a strike length of 7.8km across the Crixás greenstone belt. At Structure A (Cajá Target), intersections confirmed the down plunge potential of the ore body. While at the VQZ S1 orebody drilling also confirmed the down-plunge continuity of the mineralisation. At Inga mine, drilling confirmed the down plunge continuity of mineralisation. The LIB drilling test was successfully executed at Corpo IV to test the down plunge extensions. At Mine III, a borehole confirmed the down plunge continuity of the mineralisation whilst another hole indicates a potential reduction in strike. At Palmeiras South, the first exploratory drill holes were drilled down plunge of the principal excavation, however, delays have been caused by access constraints. At Mangaba, underground drilling intersected significant intercepts on the up-plunge side of the deposit, this resulted in an increase in Mineral Resource. While at Pequizão, positive results confirmed the continuity of Orebody G down plunge.

Colombia: A total of 12,151m was drilled at Gramalote. No activities were performed during Q1 due to funding issues. DD focused on the Gramalote Pit in Q2 while grade control drilling continued at Plataforma Norte and Plataforma Sur.

The La Palma drilling programme was completed in October 2018 with some significant intercepts returned. The metallurgical test work was completed, and no material evidence was found that prevents the treatment of the ore at the designed plant. An exploration programme was completed in the area between Manizales and Cristales to identify areas with potential to be included in the formalisation process. The final report is expected by mid 2019 once all the assays are returned.

The La Colosa project continued on care and maintenance in the first quarter after all field activities ceased in April 2017.

At Quebradona, the infrastructure drilling campaign started in May 2018. Prefeasibility work was completed with the feasibility study pre-work drilling campaign being 93.5 percent complete and the test pits 65 percent complete. Geotechnical, hydro geological and metallurgical drilling continued on the mountain with only the tunnel trace drilling remaining. A master 3D fault interpretation was finished using original greenfields information (field mapping and geophysics), photo interpretation (consultant) and mine interpretation (internal). An external audit of the Mineral Resource and Ore Reserve was successfully concluded in December 2018.

Tanzania: A total of 68,435m of drilling was completed in 2018. The mineral rights pertaining to the Roberts area were obtained and surface exploration commenced within the area. Mineral Resource development drilling for the Nyankanga underground projects continued to provide positive results. Drilling at Nyankanga Block 3 Lower, has confirmed the potential down-dip extension of the designed mining stopes that remain open-ended to the east and south-east towards Block 2. The drilling results also confirmed the mineralisation within the defined Block 3 Lower mining stope and beyond, suggesting that Block 3 Lower is connected to Block 3 Upper. Mineral Resource conversion drilling at Nyankanga Block3 Upper, designed to test both down-dip and up-dip continuity, returned positive results. The results suggest up-dip continuity, with a connection to Block 4. Drilling at Block 5 returned significant results which improved Mineral Resource confidence as well as confirming the presence of Block 5 lower. The results confirm the existence of the mineralisation and has identified a high-grade shoot within a low-grade zone located west of the Block 5 lower.

The Star & Comet Cut 2’s Mineral Resource model update confirmed the pay ore shoot plunges towards the north. Significant economic intersections were reported which confirmed the down plunge extension of Star & Comet Cut 2 mineralisation below 1000mRL. However, the ore shoot plunge is interrupted by an intrusive body further north. Drilling beyond the intrusive returned significant intersections and warrants the extension of the newly developed decline design. At Star & Comet Cut 3 the drilling confirmed the downplunge continuity of gold mineralisation which remains open down-plunge and requires further exploration target drilling. An expensed drilling programme was conducted at the Star & Comet northwest extension as part of the preparation for the upcoming downhole electromagnetic survey (DHEM survey). A drilling programme was carried out at Geita Hill Block 1 and 2 and assays from Block 2 drilling have confirmed the expected Mineral Resource and have shown up-dip potential of mineralisation which needs follow-up. Assays from block 1 drilling are still pending. Two exploratory holes were completed at Nyankanga Block 5 from surface and none of the expected mineralisation was intersected due to the absence of the geological feature that was anticipated.

Expensed Mineral Resource delineation and reconnaissance drilling programmes were conducted at the Selous and Mabe satellite targets. Most of the holes from Selous returned economic intersections and the current exploration target model suggests economic viability of the project and closer spaced drilling is underway. A detailed target consolidation project for Roberts and Kalondwa Hill was completed, which involved detailed field mapping, a review of existing datasets and geological modelling. A review of the Ridge 8 geology was conducted in order to update the geological understanding before Mineral Resource conversion drilling begins.

Guinea: At Siguiri, a total of 86,937m was drilled during the year. Prefeasibility drilling at Foulata and Saraya was completed. Reconnaissance drilling to the east and north-west of Foulata and to the west of Saraya are underway and no significant intersections have been received to date.

The infill programme at Silakoro West is nearing completion, with one drill hole returning a significant intersection in the breccio-conglomerate unit which confirms the northeast-southwest trend. A change in the design of the waste dump area is suggested upon completion of the Silakoro drilling. The corridor drilling results proved that the area is not prospective and that the ground should be released. The Tubani infill drill plan was completed with multiple significant intercepts reported. While at Sokunu, the fresh rock drilling programme showed an extension of the main mineralisation at depth. The Bidini West infill drilling was completed, and material was upgraded to Inferred Mineral Resource.

At Seguelen, sterilisation drilling returned multiple significant intercepts and therefore backfilling of the pit was not recommended. A sterilisation drill programme was also started after it became apparent that a change in design of the Silakoro waste dump could potentially cover a known mineralisation trend. The Eureka North infill drill programme is almost completed and significant intersections received are thinner than interpreted in the Mineral Resource model. This indicates extension of shallow mineralisation in oxide to the southeast. The Sanu Tinti programme is close to completion and multiple significant intersections were received. The main mineralisation does not extend to the north but extension to the south of Sanu Tinti were proven. For Kozan PB3 the infill programme is completed, and significant intersections were reported. In the reconnaissance drilling the TSF and Sintroko West programmes no significant intersections were reported and the targets will be discarded. The Doko reconnaissance programme has just started. While at Kossise in the fresh rock reconnaissance programme some results confirmed the extensions of the mineralisation below Kossise pit in the fresh rock close to the main faults. At Sintroko PB2, significant intersections were received in the interpreted extensions in fresh rock and were restricted to an interval between two major faults.

Ghana: No exploration was conducted at Obuasi. At Iduapriem 12,964m were drilled. Exploration focused on Mineral Resource conversion drilling at Block 7&8, Ajopa and Block 5 Ext with reconnaissance drilling at Mile 5W and traverse drilling at the TSF target. Geochemical results from lease wide samples collected from the Teberebie and Ajopa leases were received with encouraging results. These will be reviewed and followed up with trenches in 2019. The first interpretation for the Iduapriem sedimentary basin based on regional mapping & drilling was completed. There were 3 outcrops observed following a new interpreted trend which corresponds to the southernmost structure.

Democratic Republic of the Congo: A total of 24,954m was drilled at Kibali. At KCD follow up drilling to test results from a 2017 borehole that intersected the 9000 and 12000 lodes was done. The 5101, 9101 and 9103 high-grade zones within the 9004 lode were confirmed. The KCD 12 000 lode was not intersected. The Mengu Hill models were updated and the results show an 11 percent decrease in tonnes and a four percent increase in grade. Further drilling is required. On the northwest KZ trend in the Marakeke- Mengu Village gap, five trenches were excavated and the updated model indicated that there are three mineralised lenses. In the Aerodrome North – Pamao gap, new data interpretation suggests two mineralised lenses. The main lens has the potential to positively impact the Aerodrome North pit design and therefore requires further follow up. Meanwhile at Ngyoba (Sessenge – Kibali river gap), the model was confirmed and the mineralisation down plunge is still open. Bottle roll tests across the main orebody were done because of a gold-arsenic association. The results indicated poor recoveries. These results combined with the preliminary gold deportment indicate a refractory ore type which is not economical for an underground project at the current grade. The southwest projection of the Sessenge- KCD complex folding corridor supports a structurally complex model for this area with no significant intercepts reported.

At Kalimva Ikamva, a general review aiming to highlight potential opportunity around the Kalimva-Ikamva area identified three main targets to be tested in 2019 viz. Ikamva East, Kalimva-Ikamva interpreted fold hinge zone and Ikamva Northwest. At Kombokolo main, analysis of the model was done, and an eastern, more prospective domain identified. One diamond hole was designed, and the hole confirmed the geological model. At Oere, results from a RC programme of twenty holes (1,805m) designed on eight fences supported the model of down dip planar mineralisation along the shear corridor. At Aindi Southwest, the analysis of all results of the auguring (25 x 400m) highlighted a 2.4km strike length of anomalism, supporting the southwest extension of Aindi Watsa main mineralisation. At Zakitoko-Birindi, assay results support the geological model and suggest a steep planar and sigmoidal shaped mineralised zone and confirm the down dip continuity although narrower when compared to the results obtained from trenches. At

Birindi, results from the last two trenches support the pinching and swelling nature of the mineralisation as observed at Zakitoko and confirm the potential over the 900m strike length of Birindi.

Mali: No drilling was completed in 2018.

Australia: A total of 109,461m of drilling was done at Sunrise Dam. Significant intercepts were reported throughout the year with some encouraging results. Drilling of the Carey Shear Zone intersected mineralisation in an area previously thought to be barren. While at Vogue, drilling demonstrated the continuation of the wide, high grade zones. Drilling also indicated up dip extensions to the Midway Shear Steep ore domains as well as a likely southerly extension of the current ore domains. The has been an increase in confidence in the Elle steep ore zone immediately above MWS Steep, as wide and high-grade infill results have been returned. The MLE4 endowment panel is interpreted to contain some possible southerly extensions to Cosmo East. Results indicate that the most eastern ore domain of Vogue is holding together well with the most significant grades between the Carey Main and Carey 2 shear. A lack of significant intercepts in the bulk of the MLE4 panel suggests the area is unlikely to contain a significant ore body. A wide, high-grade intercept in MLE5 was returned but the intercept is isolated and not close to any current infrastructure. Some high grade and relatively wide intercepts were returned from the northern Astro area. Work is progressing towards building a 3D architectural model of the deposit to help with targeting.

Surface exploration drilling completed six reverse circulation holes (720m) to test a magnetic high cross-cut by northwest-southeast interpreted faults extending between the historic Jubilee pit and the Spartan prospect. Drilling also helped to meet tenement (E39/1729) expenditure requirements.

At Tropicana, a total of 73,494m of drilling was completed. Drilling was focused on the concept, prefeasibility and feasibility study stages of the Boston Shaker underground studies. In the concept study, many significant intercepts were returned showing that mineralisation remains open along strike and down-dip. The feasibility study priority 1 holes have been completed for a Mineral Resource update and four priority 2 holes will be completed in 2019. The first phase of aircore drilling in the Southern Traverses region has highlighted some interesting geology and results for follow up in 2019. Highly anomalous and significant AC intercepts were returned from Angel Eyes West and a north-north-west trending zone of anomalism is present over 1km strike and is open ended. These intercepts are to be followed up with lake based aircore and diamond drilling programmes in 2019. One mineralised reverse circulation drill intercept was reported from drilling at Wild Thing. While reverse circulation/diamond drilling at the Hidden Dragon Prospect was conducted off the back of 2016/2017 structural reconstruction work. Confirmation was received that the EIS submission to DMIRS for part funding of a drill programme at the Iceberg Prospect was successful. Drilling will be carried out in 2019.

A trial study on ultrafine soil sampling is planned for early 2019. Preliminary results from a previous two-year study are encouraging and this technique may be applicable to covered terrains, providing a method to quickly and cheaply screen target areas with minimal surface disturbance. A study is also underway on the multi-element geochemical data over the TJV project and the aim is to aid target generation and identify prospective corridors for exploration.

A study is ongoing to characterise the Proterozoic dykes that occur in the Tropicana mine so that these rock types can be distinguished in the grade control drill holes. This will help with ongoing geological modelling of the deposit and grade control models. The granting of the Madras mining lease application as well as other miscellaneous lease applications has been delayed due to a native title claim.

4C.	ORGANISATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:

•	South Africa – West Wits and surface operations;

•	Continental Africa – operations in Ghana, Guinea and Tanzania and joint venture operations in the DRC and Mali;

•	Australasia – operations in Australia; and

•	Americas – operations in Argentina and Brazil, and exploration projects in Colombia.
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

SUBSIDIARIES

AngloGold Ashanti Limited has investments in principal subsidiaries and joint venture interests, see “Item 19: Exhibits – Exhibit 19.8 Principal subsidiaries and operating entities at 31 December 2018” for details.

4D.	PROPERTY, PLANTS AND EQUIPMENT

For more information about AngloGold Ashanti’s mines, including as to the company’s mining rights and licences refer “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

AngloGold Ashanti’s operating mines are all accessible by road.

SOUTH AFRICA

Description
The South Africa operations comprise one deep level underground mine - the Mponeng mine - and three surface processing operations, collectively referred to as Surface Operations. The Surface Operations are located in both the Vaal River and West Wits Operations and include the Vaal River Surface, Mine Waste Solutions (MWS) and the West Wits Surface processing operations. They rework and retreat the low grade stockpiles and Tailings Storage Facilities (TSFs) which result from the mining and processing of the primary and secondary reef horizons. The Kopanang and Moab Khotsong Vaal River operations were sold effective 28 February 2018.

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

West Wits operations

Description
The West Wits operation, Mponeng, is situated southwest of Johannesburg, on the border between Gauteng and North West Province.

AngloGold Ashanti holds a number of mining rights in the West Wits area which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office (MPRTO).

Geology
The VCR is the main reef horizon mined at Mponeng Mine. The VCR forms the base of the Ventersdorp Supergroup, which caps the Witwatersrand Supergroup through an angular unconformity. The overlying Ventersdorp Lavas halted the deposition of the VCR, preserving it in its current state. The VCR consists of a quartz pebble conglomerate, which can be up to 3m thick in places. The footwall stratigraphy, following periods of uplift and erosion, controlled the development and preservation of the VCR, which is characterised by a series of channel terraces preserved at different relative elevations, and the highest gold values are preserved in these channel deposits. The different channel terraces are divided by zones of thinner slope reef, which are of lower value and become more prevalent on the higher terraces and on the harder footwall units. The CLR is the other gold bearing reef horizon exploited at the West Wits operations. The CLR and VCR at Mponeng Mine are separated by approximately 900m of shales and quartzites. The CLR has historically been mined extensively at Savuka and TauTona mines and the remaining portions thereof have now been transferred to Mponeng Mine.

West Wits - Mponeng

Description
Mponeng is a deep level gold mine operating between 3,160m and 3,740m below mine datum (BMD*) and is currently the deepest mine in the world with development at 3,841m BMD. Future mining is planned to deepen the shaft bottom to 4,227m BMD. All production is currently from VCR with future expansion on both VCR and the CLR horizons. The Mponeng lease area is constrained to the east by Sibanye’s Driefontein mine and to the west by Harmony’s Kusasalethu mine. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine’s gold plant.  The plant has a monthly capacity of 160,000 tonnes.

* BMD is 1,828.8m Above Mean Sea Level (AMSL)

Surface Operations

Surface Operations comprise Vaal River Surface, MWS and West Wits Surface. The operations produce gold by processing surface material such as low grade stockpiles and the re-treatment of Tailings Storage Facilities (TSF).

Low grade stockpiles
The low grade stockpiles consist of waste rock mined from underground workings, hoisted, transported and deposited via conveyor belts. The gold contained within these dumps was sourced from three areas namely:

•	Minor reef intersected while accessing the primary reef;

•	Gold-bearing reef that was contained within small fault blocks that were exposed by off-reef development; and

•	Cross-tramming of gold-bearing reef material to the waste tips.

Tailings Storage Facilities (TSF)
The TSFs consist of tailings material which originated from the processing of the underground ore from the various operations in the Vaal River area (Vaal Reef Surface), the various operations in West Wits area (West Wits Surface) and Buffelsfontein, Hartebeestfontein and Stilfontein gold mines (MWS). These gold mines are deep level gold mines, which predominantly extract the tabular, conglomeratic Vaal Reef (VR), CLR and VCR. The VR has been predominantly mined for gold in the past although the reef also contains uranium oxide. The same is true but, to a lesser extent, with the CLR and VCR. The material contained in the TSFs is fine in nature. The footprints of the MWS TSFs and Vaal River Surface operations TSFs cover an area of approximately 1,100ha.

Description
The Vaal River Surface operations are located to the north of the Vaal River, close to the town of Orkney in the North West province. These operations extract gold from the low grade stockpile material emanating as a by-product of the reef mining activities within the mines in the Vaal River area. The MWS operations are located approximately 15km from the town of Klerksdorp near Stilfontein within 20km of the Vaal River Surface operations. MWS is a gold and uranium tailings recovery operation located in the western portion of the Witwatersrand Basin, some 160 kilometres from Johannesburg, approximately eight kilometres from the town of Klerksdorp near Stilfontein in the North West Province.  It has been operational since 1964 and was previously owned by First Uranium Corp. The MWS feed sources (TSFs) are scattered over an area that stretches approximately 13.5km north-south and 14km east-west. The West Wits Surface operations are located near the town of Carletonville, across the border between the North West and Gauteng provinces.

Low grade stockpiles in the Vaal River area are processed through the Kopanang Gold Plant which is a dedicated surface sources metallurgical plant with a capacity of 345,000 tonnes per month, while all AGA owned tailings material in the Vaal River and MWS areas is processed through the three Metallurgical streams at the MWS metallurgical operations with a monthly capacity of 2.26 million tonnes. At West Wits, material from both low grade stockpiles and TSF is processed through the Savuka gold plant with a monthly capacity of 285,000 tonnes.

CONTINENTAL AFRICA

Ghana – Iduapriem

Description
Iduapriem, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties on a 105km2 concession. The mine, which began operations in 1992, is situated in the western region of Ghana, some 85 kilometres north of the coastal city of Takoradi and eight kilometres southwest of Tarkwa.

Iduapriem is an open-pit mine and its processing facilities include two circuits comprising a gravity circuit and a Carbon-in-leach (CIL) plant. The CIL plant has a capacity of 5.1m tonnes per annum. Power is supplied to the mine by the Volta River Authority, GridCo and ECG.

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

Ghana - Obuasi

Description
Obuasi, wholly owned by AngloGold Ashanti since 2004, is located in the Ashanti Region of Ghana, some 320 kilometres north-west of the capital Accra and approximately 60 kilometres south of Kumasi. Mining operations are primarily underground, to a depth of 1.5 kilometres. Obuasi originally opened in 1897 and was in a care and maintenance phase during 2018. Obuasi plans to restart its sulphide treatment plant and ramp-up to 60,000 tonnes per month late in 2019. Power is supplied to the mine by the Volta River Authority and GridCo.

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

The mineralised rocks have been deeply weathered to below 100 metres in places to form saprolite mineralisation (oxide). With the percentage of available oxide ore decreasing, a feasibility study to consider the exploitation of the fresh rock material was completed in December 2015. We began a combination plant conversion project in 2017. This conversion will allow the mine to treat six million tonnes of sulphate ore and six million tonnes of oxide ore. Construction was completed in March 2019 and commissioning of different sections of the plant is underway.

MALI
AngloGold Ashanti has interests in two operations in Mali, namely, Sadiola and Morila. It manages one of these two operations, Sadiola. It previously had interests in Yatela, but closed the operations in 2018 and announced the sale of Yatela in February 2019.

Mali - Summary of metallurgical operations

	Morila	Sadiola

Capacity (tonnes/annum)	5.5Mt	4.9Mt

Mali – Morila

Description
AngloGold Ashanti has an effective 40 percent stake in Morila, as does Barrick Gold (Holdings) Limited (which manages the mine), following its merger with Randgold Resources Limited. The state of Mali owns the remaining 20 percent.

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

The Geita gold mine is a multiple open pit and underground operation and is currently serviced by a 5.3 million tonnes per annum CIL processing plant. Power to the mine is self-generated. In 2016, underground mining commenced at Star and Comet to provide ore to the processing plant. This was joined in 2017 by the Nyankanga underground operations.

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

DEMOCRATIC REPUBLIC OF THE CONGO

Kibali

Description
The Kibali Gold Mine is a Joint venture between AngloGold Ashanti (45 percent), Randgold Resources Limited, now Barrick Gold (Holdings) Limited, the operator, (45 percent) and Société Miniere de Kilo-Moto SA UNISARL (SOKIMO), a state-owned gold company owning the balance.

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

AUSTRALASIA

AUSTRALIA

Description
Australia comprises two operational units, namely Tropicana and Sunrise Dam. They are both located in Western Australia.

Australia - Summary of metallurgical operations

	Sunrise Dam	Tropicana

Nameplate capacity (tonnes/annum)	4.1Mt	4.9Mt

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

Open pit production began in 1997 and has now been completed at a final depth of 500m below surface. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. By 2014, the mine was wholly an underground mining operation supplemented with stockpile processing. The underground mining infrastructure has been undergoing continuous upgrades with an extra power feed to the underground mine completed in 2017 and a major ventilation fan upgrade completed in 2018.

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

The Tropicana joint venture includes approximately 3,487km2 of tenure in the prospective Tropicana belt, with active exploration programmes seeking both satellite extensions to the Tropicana Gold Mine and discoveries with standalone potential. Long Island study work has been completed and currently Phase 1 has been approved for execution which will see the down dip extension of the pits mined using a strip mining principle.  In 2018, the Tropicana joint venture partners committed to conducting a feasibility study into the development of an underground mine beneath the Boston Shaker pit after a prefeasibility study confirmed that underground mining was technically and financially viable. The feasibility study is due to be concluded in early 2019.

Plant
The installation of a second ball mill in the Tropicana processing plant grinding circuit was completed and commissioned in late 2018. The 6MW ball mill will enable the annual throughput rate to increase in 2019.

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

THE AMERICAS

ARGENTINA

Argentina - Cerro Vanguardia

Description
AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia with Fomicruz owning the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia is a gold-silver mine with multiple open pits and underground mines, located at different parts of the property but mined simultaneously. Shallow underground mining began in 2010 to access high-grade material and accounts for about 30 percent of the mine’s production. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product. Ore is processed at either the metallurgical plant which has a capacity of 3,000 dry tonnes per day and includes a cyanide recovery facility. Production capacity of the heap-leach facility, which was commissioned in 2012 and processes lower-grade material, is around 1.5Mtpa at gold and silver grades of around 0.65g/t and 17g/t respectively. Four natural gas power generators fed by a 40km long pipeline provide electricity to the operation. The mine has been operated by AngloGold Ashanti since 1998.

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

BRAZIL

Brazil - AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)

Description
AGA Mineração consists of several mining operations, namely Cuiabá, Lamego and Córrego do Sítio.

The Cuiabá complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants. The Cuiabá and Lamego mines are located near Sabará, southeast and east respectively of the city of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil. The Cuiabá mine is a mix of cut-and-fill and long hole stoping accessed by ramp and shaft. Lamego is a nearby mine developed to mine an underground sulphide ore. The first stage of the processing of the ore from Cuiabá and Lamego mines is in the gold plant at the Cuiabá complex, where concentrate is produced. The material is then transported 15 kilometres by aerial ropeway to the Queiroz plant where roasting, leaching, precipitation and refining occur. Total capacity of the complete circuit is 2.1 million tonnes per year and recoveries of 94 percent are achieved. Power for the mine is both self-generated and supplied by Cemig a state owned company. The Cuiabá mine became operational in 1988 and the Lamego mine in 2009. Some of the older mines which are now closed have been operating since 1834.

Córrego do Sítio (CdS) is located in the Municipality of Santa Bárbara, 60 kilometres east of the city of Belo Horizonte, the capital of Minas Gerais state. The CdS gold complex has been in operation since 1989 and consists of two operations: an oxide open pit mine and two sulphide underground mines known as CdS I and CdSII. There are two metallurgical plants in CdS: the heap-leach plant for the oxide ore and the sulphide plant. The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, acidulation, pressure oxidation (POX autoclave), counter current decantation, CIL extraction, elution, neutralisation, electro-winning and tailings disposal. The plant and POX circuit have a capacity of 800ktpa. The heap-leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electro winning with a total capacity of 650ktpa. Power is supplied to CdS by Cemig a state owned company.

Brazil - Summary of metallurgical operations

	Córrego do Sítio Oxide	Córrego do Sítio Sulphide	Cuiabá	Serra Grande
Capacity (000 tonnes/month)	54	67	175	125

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

Brazil - Serra Grande

Description
Serra Grande is located in central Brazil, in the state of Goiás, about five kilometers from the city of Crixás. Mineração Serra Grande (MSG or Serra Grande) is 100% owned by AngloGold Ashanti and is located in the north-western area of the Goias State, central Brazil. It operates three underground and two open pit mines. Two mining methods are being used underground: sub-level stoping (bottom-up and top-down), and room and pillar. One dedicated metallurgical plant treats ore from these different sources. The annual capacity of the processing circuit, which has grinding, gravity circuit, CIL (carbon in leach), elution, electro-winning and smelting facilities, is 1.5 million tonnes. The power for the mine is supplied and purchased in the open market.  The mine became operational in 1989 and has been operated by AngloGold Ashanti since 1999.

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

COLOMBIA

Colombia - Gramalote

Description
The Gramalote Project is a joint venture between AngloGold Ashanti (51 percent and manager) and B2Gold (49 percent). The property is located near the town of Providencia and San Jose del Nus within the municipality of San Roque, northwest of the Department of Antioquia, Colombia. It is approximately 230 km northwest of the Colombian capital of Bogota and 124 km northeast of Medellin which is the regional capital of Antioquia Department. The region encompassing Gramalote has a long history of artisanal gold mining. Gramalote itself has had small scale artisanal mining for several decades prior to exploration work and mineral discovery by AngloGold Ashanti. Development of the Gramalote project commenced with a scoping study in 2009. A number of studies followed, leading to submission of a prefeasibility study (PFS) in late 2013, which did not meet investment hurdles. From 2014 to 2017 intensive work was undertaken by all technical disciplines to identify ways to improve the project economics. The main changes were an improved orebody model, grade streaming to increase the feed grade in the early years and early treatment of the oxide ore that overlies the main sulphide resource. An enhanced PFS (EPFS) report was completed in September 2017 with the recommendation to progress to the FS. A successful PFS was completed in 2017, which supported the reporting of a maiden Ore Reserve. Power is expected to be supplied to the Gramalote project from the National Power Grid.

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

ORE RESERVE

The combined Proven and Probable Ore Reserve of the group amounted to 44.1 million ounces (Moz) as at 31 December 2018. The first AngloGold Ashanti Ore Reserve for copper of 2,769 million pounds (Mlbs) is based on exploration success and the completion of the prefeasibility study at Quebradona.

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

The gold price used for determining the 2018 and 2017 Ore Reserve are outlined in the following table:

	2018	2018	2017	Units
	(3 year average)	(Ore Reserve)	(3 year average)
Ore Reserve Gold Price	1,258	1,100	1,222	$ per ounce

The following copper price was used as a basis for estimation of the December 2018 Ore Reserve:

	2018	2018	2017	Units
	(3 year average)	(Ore Reserve)	(3 year average)
Ore Reserve Copper Price	2.66	2.65	2.50	$ per pound

The Ore Reserve determined from the planning process was then tested for economic viability at the three-year historical average gold price shown in the above table for determining the SEC compliant Ore Reserve. The test indicates that all of the SAMREC/JORC Ore Reserve is economically viable and meets the requirements of the SEC. Therefore the SEC and SAMREC/JORC Ore Reserve are identical.

In South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserve and Mineral Resource according to the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition). The SEC’s Industry Guide 7 does not recognise Mineral Resource. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resource in this annual report on Form 20-F.

Gold:
The AngloGold Ashanti Ore Reserve reduced from 49.6Moz in December 2017 to 44.1Moz in December 2018. This gross annual decrease of 5.5Moz includes depletion of 3.6Moz. The loss after depletions of 1.8Moz, results from the disposal of assets in the South African region of 6.1Moz, additions due to exploration and modelling changes of 4.3Moz, whilst other factors resulted in a 0.1Moz addition and changes in economic assumptions resulted in a 0.2Moz reduction. The Ore Reserve has been estimated using a gold price of $1,100/oz (2017: $1,100/oz). The principal changes in AngloGold Ashanti’s Ore Reserve as at 31 December 2018, compared with those published as at 31 December 2017, are as follows:

ORE RESERVE		Moz
Ore Reserve as at 31 December 2017		49.6
Disposals	Moab Khotsong	-4.8
	Kopanang	-0.3
	Vaal River Surface	-0.9
	Sub Total	43.6
Depletions		-3.6
	Sub Total	40
Additions
Quebradona	Initial Ore Reserve publication post successful conclusion of the prefeasibility study	2.2
Geita	Additions are primarily due to exploration success on underground targets at Star and Comet and Nyankanga	0.5
CVSA	Reduced cost and exploration success led to the additions	0.4
Sunrise Dam	The increase is due to exploration success	0.3
Other	Additions less than 0.3Moz.	1.0
	Sub Total	44.4
Reductions
Other	Reductions less than 0.3Moz.	-0.3
Ore Reserve as at 31 December 2018		44.1

Copper:
The first AngloGold Ashanti Ore Reserve for copper of 1.26Mt (2,769 million pounds (Mlbs)) is based on exploration success and the completion of the prefeasibility study at Quebradona. The Ore Reserve has been estimated at a copper price of $2.65/lb.

ORE RESERVE - COPPER		Mt	Mlb
Ore Reserve as at 31 December 2017		0.00	0
Additions
Quebradona	Exploration success and completion of the prefeasibility study	1.26	2,769
Ore Reserve as at 31 December 2018		1.26	2,769

AngloGold Ashanti strives to actively create value by growing its major asset - the Ore Reserve. This drive is based on a well-defined brownfields and greenfields exploration programme, innovation in both geological modelling and mine planning and optimization of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below the current infrastructure of underground mines. These include mines in South Africa, Ghana, Australia, Brazil and Colombia.

Sale of assets

AngloGold Ashanti sold various assets in the Vaal River region of its South African operations. The sales processes were finalised on 28 February 2018. On conclusion of the sales and after depletions for that period of 2018 the final Mineral Resource and Ore Reserve at the time of the sale are shown below:

Kopanang:        Mineral Resource        3.00Moz
Ore Reserve        0.35Moz
Moab Khotsong:        Mineral Resource        16.20Moz
Ore Reserve        4.83Moz
Surface Operations:    Mineral Resource        0.87Moz
Ore Reserve        0.87Moz

By-products

Several by-products will be recovered as a result of processing of the gold Ore Reserve and Copper Ore Reserve. These include 0.37Mt of sulphur from Brazil, 32.68Moz of silver from Argentina and 23.58Moz of silver from Colombia.

External reviews of Mineral Resource and Ore Reserve Statement

During the course of 2018, the following operations were subject to an external review in line with the policy that each operation/ project will be reviewed by an independent third party on average once every three years:

•	Mineral Resource and Ore Reserve at Iduapriem

•	Mineral Resource and Ore Reserve at Sunrise Dam

•	Mineral Resource and Ore Reserve at Cerro Vanguardia

•	Mineral Resource and Ore Reserve at Serra Grande

•	Mineral Resource and Ore Reserve at Quebradona

The external reviews were conducted by Pivot Mining Consultants Pty (Ltd), AMC Consultants Pty Ltd, Golder Associates Pty Ltd, Ausenco Engineering Canada Inc. and Optiro Pty Ltd respectively. The company has been informed that the external reviews identified no material shortcomings in the process of evaluation of the grade models and estimation of the Ore Reserve.

Competent Persons

The information in this report relating to the Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Ore Reserve information in this report, in the form and context in which it appears. Details of the Competent Persons per operation are given in the Mineral Resource and Ore Reserve Report 2018, which is available on the corporate website. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserve has been confirmed to be covered by the required mining permits or there is a high probability that these permits will be issued.

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

Gold

Ore Reserve: Imperial	At 31 December 2018
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Recovery Factor		Grade	(9)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent		(oz/ton)
South Africa
Vaal River (11)
Kopanang	—	—	—	—	—	—
Moab Khotsong	—	—	—	—	—	—
West Wits
Mponeng (2)	1.59	0.225	0.36	38.61	0.292	11.29	97.1-97.9	(4)	0.171-0.252	(4)
Surface
Surface sources (8)	117.10	0.006	0.73	583.12	0.008	4.42	45.0-88.0	(4)	0.007-0.008	(4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	10.07	0.121	1.22	21.04	0.120	2.53	84.5-88.9	(4)	0.045-0.070	(4)
Ghana
Iduapriem	3.02	0.026	0.08	40.11	0.039	1.56	93.0-95.9	(4)	0.016-0.026	(4)
Obuasi (2)	—	—	—	22.35	0.262	5.86	87.0		0.120-0.152	(4)
Guinea
Siguiri (85 percent) (3)	23.74	0.019	0.46	65.48	0.024	1.60	88.0-93.0	(4)	0.016-0.020	(4)
Mali
Morila (40 percent) (3) (10)	2.71	0.018	0.05	0.18	0.038	0.01	57.0-91.0	(4)	0.014-0.023	(4)
Sadiola (41 percent) (3)	0.05	0.048	—	28.78	0.057	1.63	75.0-94.0	(4)	0.015-0.023	(4)
Tanzania
Geita	—	—	—	10.44	0.128	1.33	77.8-92.7	(4)	0.042-0.100	(4)
Australasia
Australia
Sunrise Dam (2)	13.89	0.041	0.57	6.05	0.105	0.64	86.0-87.0	(4)	0.020-0.079	(4)
Tropicana (70 percent) (2)(3)	15.24	0.034	0.51	35.43	0.059	2.11	89.9-90.0	(4)	0.020-0.092	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(6)	8.51	0.068	0.57	8.98	0.055	0.50	66.3-96.3	(4)	0.013-0.161	(4)
Brazil
AGA Mineraçáo (2) (7)	2.14	0.127	0.27	9.69	0.148	1.43	50.0-94.3	(4)	0.018-0.161	(4)
Serra Grande (2)	1.74	0.085	0.15	2.48	0.097	0.24	92.1-98.8	(4)	0.018-0.055	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	70.23	0.025	1.76	83.9-95.0	(4)	0.005-0.006	(4)
Quebradona (94.876 percent) (2)(3)(6)	—	—	—	114.69	0.019	2.22	60.0
Total	199.80	0.025	4.97	1057.65	0.037	39.12

Copper

Ore Reserve: Imperial	At 31 December 2018
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tons(5)	Grade	Copper Content	Tons (5)	Grade	Copper Content	Recovery Factor	Grade	(9)
	(million)	percent	(Mlbs)	(million)	percent	(Mlbs)	percent	($/t)
Colombia
Quebradona (94.876 percent) (2)(3)(6)	—	—	—	114.69	1.21	2,769	95.80	25-45	(12)
Total	—	—	—	114.69	1.21	2,769

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.

(6)	The Ore Reserve contains 32.68 million ounces of silver for Cerro Vanguardia and 23.58 million ounces for Quebradona to be recovered as a by-product.

(7)	The Ore Reserve contains 0.38 million tons of sulphur to be recovered as a by-product.

(8)	Includes Mine Waste Solutions (MWS).

(9)	In-situ cut-off grade.

(10)	Ore Reserve is estimated by Competent Persons employed by Barrick Gold (Holdings) Limited.

(11)	No Ore Reserve is declared for 2018 - sale of Kopanang and Moab Khotsong.

(12)	Copper ore cut-off Net Smelter Return (NSR).
Rounding may result in computational differences.

The 2018 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Mponeng	30.27	0.28	8.53
Obuasi	1.87	0.60	1.13
Sunrise Dam	1.42	0.11	0.16
Tropicana	2.08	0.11	0.22
AGA Mineração	7.42	0.16	1.18
Serra Grande	1.75	0.11	0.20
Quebradona	114.69	0.02	2.22
Total	159.50	0.09	13.64

Copper

Mine	Tons (millions)	Grade (%)	Copper Content (million pounds)
Quebradona	114.69	1.21	2,769
Total	114.69	1.21	2,769

The Ore Reserve has been determined based on completed economic studies.

Gold

Ore Reserve: Imperial	At 31 December 2017
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Recovery Factor		Grade	(10)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent		(oz/ton)
South Africa
Vaal River (6)
Kopanang	1.10	0.158	0.17	1.04	0.156	0.16	95.6-95.7	(4)	0.278
Moab Khotsong (2)	2.22	0.278	0.62	17.21	0.247	4.25	93.9-97.1	(4)	0.126-0.181	(4)
West Wits
Mponeng (2)	1.66	0.253	0.42	41.01	0.286	11.74	96.5-98.1	(4)	0.122-0.199	(4)
TauTona (12)	0.00	0.00	0.00	0.00	0.000	0.00
Surface
Surface sources (6) (9)	139.60	0.006	0.87	671.80	0.008	5.24	42.0-88.0	(4)	0.006-0.013	(4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (11)	9.42	0.119	1.12	23.35	0.119	2.79	84.5-88.9	(4)	0.045-0.073	(4)
Ghana
Iduapriem	3.25	0.023	0.07	42.23	0.042	1.78	92.0-95.6	(4)	0.016-0.026	(4)
Obuasi (2)	—	—	—	22.35	0.262	5.86	87.0		0.120-0.152	(4)
Guinea
Siguiri (85 percent) (3)	26.67	0.019	0.51	69.64	0.025	1.74	88.0-93.0	(4)	0.016-0.022	(4)
Mali
Morila (40 percent) (3) (11)	—	—	—	4.68	0.016	0.08	57.0-91.0	(4)	0.014
Sadiola (41 percent) (3)	0.11	0.063	0.01	31.23	0.054	1.69	75.0-94.0	(4)	0.015-0.025	(4)
Tanzania
Geita	—	—	—	9.42	0.133	1.25	76.0-92.0	(4)	0.41-0.088	(4)
Australasia
Australia
Sunrise Dam	12.00	0.029	0.34	9.08	0.094	0.85	85.0-86.0	(4)	0.022-0.079	(4)
Tropicana (70 percent) (3)	13.40	0.038	0.50	37.98	0.062	2.35	90.0		0.020
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	5.09	0.049	0.25	6.12	0.108	0.66	64.4-95.7	(4)	0.013-0.146	(4)
Brazil
AGA Mineraçáo (2) (8)	3.34	0.132	0.44	13.24	0.131	1.73	67.8-93.8	(4)	0.018-0.106	(4)
Serra Grande (2)	1.86	0.081	0.15	1.95	0.092	0.18	86.5-95.3	(4)	0.019-0.053	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	70.23	0.025	1.76	83.9-95.0	(4)	0.005-0.006	(4)
Total	219.72	0.025	5.48	1,072.57	0.041	44.11

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.

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

The 2017 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	14.47	0.24	3.48
Mponeng	31.04	0.27	8.50
Obuasi	1.87	0.60	1.13
AGA Mineração	3.89	0.16	0.62
Serra Grande	1.33	0.10	0.14
Total	52.59	0.26	13.86

The Ore Reserve has been determined based on completed economic studies.

Gold

Ore Reserve: Metric	At 31 December 2018
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tonnes(5)	Grade	Gold Content	Tonnes (5)	Grade	Gold Content	Recovery Factor		Grade	(9)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	tonnes	percent		(g/t)
South Africa
Vaal River (11)
Kopanang	—	—	—	—	—	—
Moab Khotsong	—	—	—	—	—	—
West Wits
Mponeng (2)	1.44	7.71	11.13	35.03	10.02	351.12	97.1-97.9	(4)	5.86-8.64	(4)
Surface
Surface sources (8)	106.23	0.21	22.76	529.00	0.26	137.47	45.0-88.0	(4)	0.23-0.29	(4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	9.14	4.15	37.87	19.08	4.12	78.70	84.5-88.9	(4)	1.53-2.41	(4)
Ghana
Iduapriem	2.74	0.88	2.41	36.39	1.33	48.42	93.0-95.9	(4)	0.55-0.90	(4)
Obuasi (2)	—	—	—	20.28	9.00	182.40	87.0		4.10-5.20	(4)
Guinea
Siguiri (85 percent) (3)	21.54	0.67	14.40	59.40	0.84	49.82	88.0-93.0	(4)	0.55-0.70	(4)
Mali
Morila (40 percent) (3) (10)	2.46	0.63	1.54	0.17	1.31	0.22	57.0-91.0	(4)	0.49-0.79	(4)
Sadiola (41 percent) (3)	0.05	1.66	0.08	26.11	1.94	50.64	75.0-94.0	(4)	0.51-0.78	(4)
Tanzania
Geita	—	—	—	9.47	4.38	41.49	77.8-92.7	(4)	1.45-3.43	(4)
Australasia
Australia
Sunrise Dam (2)	12.60	1.40	17.59	5.49	3.60	19.76	86.0-87.0	(4)	0.68-2.71	(4)
Tropicana (70 percent) (2) (3)	13.83	1.15	15.91	32.14	2.04	65.50	89.9-90.0	(4)	0.70-3.17	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (6)	7.72	2.32	17.88	8.14	1.89	15.41	66.3-96.3	(4)	0.45-5.51	(4)
Brazil
AGA Mineraçáo (2) (7)	1.94	4.35	8.43	8.79	5.06	44.47	50.0-94.3	(4)	0.61-5.53	(4)
Serra Grande (2)	1.58	2.90	4.59	2.25	3.32	7.48	92.1-98.8	(4)	0.60-1.87	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	63.71	0.86	54.67	83.9-95.0	(4)	0.16-0.22	(4)
Quebradona (94.876 percent) (2) (3) (6)	—	—	—	104.05	0.66	69.12	60.0
Total	181.26	0.85	154.60	959.49	1.27	1,216.69

Copper

Ore Reserve: Metric	At 31 December 2018
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tonnes(5)	Grade	Copper Content	Tonnes (5)	Grade	Copper Content	Recovery Factor	Grade	(9)
	(million)	percent	(tonnes million)	(million)	percent	(tonnes million)	percent	($/t)
Colombia
Quebradona (94.876 percent) (2)(3)(6)	—	—	—	104.05	1.21	1.26	95.80	25-45	(12)
Total	—	—	—	104.05	1.21	1.26

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.

(6)	The Ore Reserve contains 1,016 tonnes of silver for Cerro Vanguardia and 733 tonnes for Quebradona to be recovered as a by-product.

(7)	The Ore Reserve contains 0.37 million tonnes of sulphur to be recovered as a by-product.

(8)	Includes Mine Waste Solutions (MWS).

(9)	In-situ cut-off grade.

(10)	Ore Reserve is estimated by Competent Persons employed by Barrick Gold (Holdings) Limited.

(11)	No Ore Reserve is declared for 2018 - sale of Kopanang and Moab Khotsong.

(12)	Copper ore cut-off Net Smelter Return (NSR)

Rounding may result in computational differences
The 2018 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (tonnes)
Mponeng	27.46	9.66	265.29
Obuasi	1.70	20.68	35.15
Sunrise Dam	1.29	3.85	4.95
Tropicana	1.89	3.65	6.89
AGA Mineração	6.73	5.45	36.64
Serra Grande	1.59	3.94	6.28
Quebradona	104.05	0.66	69.12
Total	144.70	2.93	424.32

Copper

Mine	Tons (millions)	Grade (%)	Copper Content (million tonnes)
Quebradona	104.05	1.21	1.26
Total	104.05	1.21	1.26

The Ore Reserve has been determined based on completed economic studies.

Gold

Ore Reserve: Metric	At 31 December 2017
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tonnes(5)	Grade	Gold Content	Tonnes (5)	Grade	Gold Content	Recovery Factor		Grade	(10)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	tonnes	percent		(g/t)
South Africa
Vaal River (6)
Kopanang	1.00	5.420	5.40	0.94	5.37	5.04	95.6-95.7	(4)	9.52
Moab Khotsong (2)	2.02	9.550	19.26	15.62	8.47	132.31	93.9-97.1	(4)	4.31-6.21	(4)
West Wits
Mponeng (2)	1.50	8.670	13.03	37.21	9.82	365.25	96.5-98.1	(4)	4.17-6.82	(4)
TauTona (12)	—	0.00	0.00	0.00	0.00	0.00
Surface
Surface sources (5) (9)	126.64	0.21	27.11	609.45	0.27	162.99	42.0-88.0	(4)	0.20-0.43	(4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (11)	8.54	4.07	34.78	21.18	4.10	86.76	84.5-88.9	(4)	1.53-2.50	(4)
Ghana
Iduapriem	2.95	0.77	2.29	38.31	1.44	55.35	92.0-95.6	(4)	0.55-0.90	(4)
Obuasi (2)	—	0.00	0.00	20.28	9.00	182.40	87.0		4.10-5.20	(4)
Guinea
Siguiri (85 percent) (3)	24.19	0.65	15.78	63.18	0.85	53.97	88.0-93.0	(4)	0.55-0.75	(4)
Mali
Morila (40 percent) (3) (11)	—	0.00	0.00	4.25	0.56	2.38	57.0-91.0	(4)	0.49
Sadiola (41 percent) (3)	0.10	2.14	0.22	28.33	1.86	52.59	75.0-94.0	(4)	0.51-0.87	(4)
Tanzania
Geita	—	0.00	0.00	8.54	4.55	38.86	76.0-92.0	(4)	1.40-3.02	(4)
Australasia
Australia
Sunrise Dam	10.88	0.98	10.64	8.24	3.22	26.50	85.0-86.0	(4)	0.75-2.71	(4)
Tropicana (70 percent) (3)	12.16	1.29	15.70	34.46	2.12	73.10	90.0		0.70
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (7)	4.62	1.69	7.81	5.55	3.69	20.50	64.4-95.7	(4)	0.45-5.00	(4)
Brazil
AGA Mineraçáo (2) (8)	3.03	4.53	13.73	12.01	4.48	53.76	67.8-93.8	(4)	0.61-3.63	(4)
Serra Grande (2)	1.69	2.77	4.68	1.77	3.16	5.60	86.5-95.3	(4)	0.66-1.80	(4)
Colombia
Gramalote (51 percent) (3)	—	0.00	0.00	63.71	0.86	54.67	83.9-95.0	(4)	0.16-0.22	(4)
Total	199.32	0.86	170.43	973.02	1.41	1,372.04

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

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

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2018
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South Africa
Surface sources (2)	700.22	0.007	5.15
Continental Africa
Ghana
Iduapriem	16.42	0.021	0.35
Guinea
Siguiri (85 percent) (1) (3)	57.67	0.017	0.97
Mali
Morila (40 percent) (1)	2.71	0.018	0.05
Sadiola (41 percent) (1)	3.29	0.045	0.15
Tanzania
Geita	3.00	0.038	0.11
Australasia
Australia
Sunrise Dam	10.66	0.028	0.30
Tropicana (70 percent) (1)	11.98	0.029	0.35
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	10.91	0.014	0.15

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.

(3)	Spent heap included in Ore Reserve.

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

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2018
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South Africa
Surface sources (2)	635.23	0.25	160.23
Continental Africa
Ghana
Iduapriem	14.89	0.73	10.91
Guinea
Siguiri (85 percent) (1) (3)	52.31	0.58	30.18
Mali
Morila (40 percent) (1)	2.46	0.63	1.54
Sadiola (41 percent) (1)	2.98	1.53	4.56
Tanzania
Geita	2.72	1.29	3.51
Australasia
Australia
Sunrise Dam	9.67	0.97	9.35
Tropicana (70 percent) (1)	10.87	1.01	10.95
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	9.89	0.47	4.68

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.

(3)	Spent heap included in Ore Reserve.
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

Drill hole spacing: Imperial
In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 foot grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing
Surface sources	164 x 164 feet to 1050 x 820 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	328 x 328 feet to 984 x 1230 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	16 x 33 feet, 49 x 66 feet	131 x 131 feet
Ghana
Iduapriem	66 x 49 feet	164 x 246 feet
Obuasi	None	197 x 197 feet
Guinea
Siguiri	16 x 33 feet, 16 x 39 feet, 33 x 33 feet, 43 x 23 feet	66 x 131 feet, 82 x 82 feet, 164 x 82 feet
Mali
Morila	33 x 16 feet, 164 x 328 feet	33 x 66 feet
Sadiola	21 x 41 feet, 82 x 82 feet	82 x 82 feet, 164 x 82 feet
Tanzania
Geita	None	33 x 33 feet, 66 x 66 feet, 82 x 49 feet, 82 x 82 feet, 131 x 66 feet, 131 x 131 feet
Australasia
Australia
Sunrise Dam	33 x 33 feet, 82 x 82 feet	131 x 66 feet, 131 x 131 feet
Tropicana	39 x 39 feet, 82 x 82 feet	164 x 164 feet
Americas
Argentina
Cerro Vanguardia	20 x 66 feet, 39 x 16 feet	131 x 131 feet
Brazil
AGA Mineração	33 x 66 feet, 66 x 33 feet, 66 x 98 feet, 82 x 82 feet	66 x 131 feet, 82 x 131 feet, 98 x 82 feet, 131 x 197 feet, 164 x 98 feet, 164 x 164 feet, 197 x 131 feet
Serra Grande	33 x 33 feet, 33 x 66 feet	82 x 82 feet, 131 x 66 feet, 164 x 66 feet
Colombia
Gramalote	None	164 x 164 feet
Quebradona	None	98 x 98 feet, 197 x 197 feet

Drill hole spacing: Metric
In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following table of drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 metre spacing on raise lines and on a 5 x 5 metre grid thereafter	From a 40 x 40 metre spacing up to 1000 x 1000 metre spacing
Surface sources	50 x 50 metre to 320 x 250 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	100 x 100 metre to 300 x 375 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Continental Africa
Democratic Republic of the Congo
Kibali	5 x 10 metre, 15 x 20 metre	40 x 40 metre
Ghana
Iduapriem	20 x 15 metre	50 x 75 metre
Obuasi	None	60 x 60 metre
Guinea
Siguiri	5 x 10 metre, 5 x 12 metre, 10 x 10 metre, 13 x 7 metre	20 x 40 metre, 25 x 25 metre, 50 x 25 metre
Mali
Morila	10 x 5 metre, 50 x 100 metre	10 x 20 metre
Sadiola	6.25 x 12.5 metre, 25 x 25 metre	25 x 25 metre, 50 x 25 metre
Tanzania
Geita	None	10 x 10 metre, 20 x 20 metre, 25 x 15 metre, 25 x 25 metre, 40 x 20 metre, 40 x 40 metre
Australasia
Australia
Sunrise Dam	10 x 10 metre, 25 x 25 metre	40 x 20 metre, 40 x 40 metre
Tropicana	12 x 12 metre, 25 x 25 metre	50 x 50 metre
Americas
Argentina
Cerro Vanguardia	6 x 20 metre, 12 x 5 metre	40 x 40 metre
Brazil
AGA Mineração	10 x 20 metre, 20 x 10 metre, 25 x 25 metre, 20 x 30 metre	20 x 40 metre, 25 x 40 metre, 30 x 25 metre, 40 x 60 metre, 50 x 30 metre, 50 x 50 metre, 60 x 40 metre
Serra Grande	10 x 10 metre, 10 x 20 metre	25 x 25 metre, 40 x 20 metre, 50 x 20 metre
Colombia
Gramalote	None	50 x 50 metre
Quebradona	None	30 x 30 metre, 60 x 60 metre

ITEM 4A:	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2018, 2017 and 2016.

This item should be read in conjunction with the company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the company also produces silver and sulphuric acid as by-products. The company no longer produces uranium oxide as by-product following the sale of its Vaal River operations, effective 28 February 2018. By-product revenue amounted to $138 million in 2018 (2017: $154 million; 2016: $138 million) out of total revenue from product sales of $3,943 million in 2018 (2017: $4,510 million; 2016: $4,223 million). See “Note 3 - Revenue” to the consolidated financial statements for additional information. The company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•South Africa (comprising West Wits and Surface Operations)
•Continental Africa (comprising Ghana, Guinea, Mali, the DRC and Tanzania)
•Australasia (comprising Australia)
•Americas (comprising Argentina, Brazil and projects in Colombia)

In particular, AngloGold Ashanti has 12 mines and two surface operations in the four regions comprising open-pit and underground mines and surface metallurgical plants, which are supported by extensive, yet focused exploration activities. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

As at 31 December 2018, the company reported, on an attributable basis, Proven and Probable Ore Reserve for gold of approximately 36.9 million ounces in subsidiaries and 7.2 million ounces in equity accounted joint ventures. For the year ended 31 December 2018, AngloGold Ashanti reported an attributable gold production of approximately 2.9 million ounces from subsidiaries and 0.5 million ounces from equity accounted joint ventures. As at 31 December 2018, the company reported an attributable Ore Reserve for copper of 2,769Mlbs.

AngloGold Ashanti’s costs and expenses consist primarily of total cash costs, amortisation, corporate administration, other expenses, and exploration and evaluation costs. Total cash costs include salaries and wages, stores and other consumables (which include explosives, timber and reagents amongst others), fuel, power and water, contractors’ costs and royalties. The company’s mining operations consist of deep-level underground mines as well as open-pit operations, both of which are labour intensive, therefore salaries and wages are a significant component of total cash costs.

Outlook

Gold production (including our attributable share of joint ventures) for 2019 is forecast to be between 3.250 million and 3.450 million ounces (production will be back weighted, with a stronger second half expected for Geita (Tanzania), Siguiri (Guinea) and Brazil). Capital expenditure (including our attributable share of joint ventures) is expected to be approximately between $910 million and $990 million in 2019, on the following assumptions: R14.00/$, $/A$0.75, BRL3.65/$ and ARS40.00/$; Brent crude at $74 per barrel.

AngloGold Ashanti’s results of operations, financial condition and prospects, as well as the company's ability to meet its targets, may be adversely affected by a number of factors, risks and uncertainties, some of which are beyond the company's control, including gold prices, exchange rate fluctuations, inflation, as well as political, mining and other risks. In particular, our production outlook is subject to, among other things, labour disruptions, unplanned stoppages and safety-related interventions, the stability and availability of power as well as other operational risks. Certain of these risks, uncertainties and other factors are described in “Item 3D: Risk Factors”. See also the note regarding “Certain Forward-Looking Statements”. Furthermore, the forecast assumes no changes to the asset portfolio/operating mines.

5A:	OPERATING RESULTS

Introduction

The final quarter of 2018 was not good for equity markets. Investors have had to contend with rising US central bank interest rates, a sharp slowdown in Eurozone business confidence, weaker Chinese growth and rising geopolitical concerns (including Brexit, Italian politics and the ongoing trade conflict between the US and China). On the upside, over the quarter as a whole, government bonds at least lived up to their traditional role as the defensive element in a well-balanced portfolio.

Turning to the gold market, annual jewellery demand barely changed compared to 2017 and remained at 2,200 tonnes in 2018,  after a three percent year-on-year drop in the fourth quarter of 2018 demand to 636.2 tonnes reversed the third quarter gains. China was the main engine of growth in 2018, despite witnessing a slowdown in the final quarter of 2018 as the trade war with the US and slowing economic growth rate weighed on demand. Economic hardship, relatively weak currencies and the after-effects of tax-changes affected Turkey and Middle Eastern markets to varying degrees.

Inflows into global gold-backed ETFs and similar products totalled 69 tonnes in 2018. This was 67 percent lower than the 206.4 tonnes of inflows in 2017. Even though sizable annual flows into European-listed funds of 96.8 tonnes drove growth in the sector, North American funds experienced heavy outflows for part of the year but reversed this trend in the final quarter of 2018. Global inflows of 112.4 tonnes during the fourth quarter of 2018 reversed the 104 tonnes of outflows from the previous quarter. Growth in the fourth quarter of 2018 was split almost equally between US-listed and European-listed funds, with inflows of 57.1 tonnes and 59.1 tonnes, respectively. For the first time since 2012, the value of total gold-backed ETF holdings finished 2018 above $100 billion.

The official coin market saw annual demand surge 26 percent compared to 2017 to 236 tonnes, the second highest level on record - the previous high was 270.9 tonnes in 2013. Coin demand flourished in a few countries, where retail investor concerns around stock market volatility, currency weakness and geopolitical uncertainty were common themes. Bar sales were steady at 781.6 tonnes and have been remarkably stable over the past five years with annual demand anchored between a low of 780 tonnes in 2014 and a high of 797 tonnes in 2016.

Central bank net purchases reached 651.5 tonnes in 2018, 74 percent higher year-on-year. This is the highest level of annual net purchases since the suspension of dollar convertibility into gold in 1971 (Bretton Woods), and the second highest annual total on record. Central Banks now hold nearly 34,000 tonnes of gold. Heightened geopolitical and economic uncertainty throughout the year increasingly drove central banks to diversify their reserves and re-focus their attention on the principal objective of investing in safe and liquid assets.

Gold mine production totalled 854.1 tonnes in the fourth quarter of 2018, two percent lower quarter-on-quarter and one percent lower year-on-year. Over the year, gold mine production rose fractionally, up one percent to 3,346.9 tonnes. Although slowing in recent years, this is now the tenth year of annual growth and the highest level of annual mine output on record (previous record in 2017).

Net producer de-hedging was seen for a third consecutive quarter in the fourth quarter of 2018, with the global hedge book declining by a further 10 tonnes. On an annual basis, net producer de-hedging totalled 29.4 tonnes, following on from 27.9 tonnes of net de-hedging in 2017. At the end of 2018 the global hedge book stood at an estimated 195 tonnes, 13 percent lower year-on-year, continuing the general downward trend.

The price of gold closed the fourth quarter of 2018 at $1,283 per ounce which was also the high for the quarter. It reached a low of $1,187 per ounce and averaged around $1,228 per ounce in the final quarter of 2018. The average price of gold sold for the year was recorded at $1,268 per ounce.

Restatement as a result of adoption of new accounting standard - IFRS 15 Revenue from Contracts with Customers (IFRS 15)

As a result of adopting IFRS 15 on 1 January 2018, the group has changed its accounting policy and made retrospective adjustments. The impact of the adoption of IFRS 15 has resulted in the restatement of revenue from product sales (previously gold income) and cost of sales. For further details refer to “Note 1-Accounting Policies” in Item 18.

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

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affects the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organisations and private individuals. As the global gold production in any single year constitutes a small portion of the total potential supply of gold, short-term variations in current production do not necessarily have a significant impact on the supply of gold or on its price.

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

Yearly average gold prices received have changed during the three years under review as follows:

•	2016 - $1,243 per ounce

•	2017 - $1,251 per ounce

•	2018 - $1,261 per ounce

The average of the spot gold price from 1 January 2019 to 19 March 2019 was $1,302.57 per ounce. On 19 March 2019, the afternoon price for gold on the London Bullion Market was $1,307.70 per ounce.

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

To protect the cash flows of the South African region from rand gold price risk for 2019, a short-term rand gold hedge was entered into on a zero cost collar basis at a floor of R545,000/kg and an average cap of R725,500/kg for 300koz of our South African gold production.

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) decreased between 2016 - 2018 from 3.63 million ounces in 2016, 3.76 million ounces in 2017 to 3.40 million ounces in 2018. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

Foreign exchange fluctuations

Total cash costs in all business segments are for local procurement largely incurred in local currency where the relevant operation is located. US dollar denominated total cash costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African rand, Brazilian real, Australian dollar, and, to a lesser extent, the Argentinian peso and other local currencies. As set out below, during the year ended 31 December 2018, the Argentinian peso, Australian dollar and Brazilian real weakened and the South African rand strengthened, which collectively had a favourable impact on AngloGold Ashanti’s US dollar denominated total cash costs.

Average annual exchange rates to the US dollar	2018	2017	2016
South African rand	13.25	13.30	14.68
Brazilian real	3.66	3.19	3.48
Australian dollar	1.34	1.30	1.35
Argentinian peso	28.14	16.57	14.78

In 2018, the company derived 64 percent (56 percent including joint ventures) of its revenues from South Africa, Brazil, Australia and Argentina, and incurred 64 percent (57 percent including joint ventures) of its total cash costs in South Africa, Brazil, Australia and Argentina. A one percent strengthening of these local currencies against the US dollar will result in an increase in total cash costs incurred of about $18 million or $5 per ounce.

Certain exchange controls were in force in emerging markets in which the company operates during the period under review, including, for example, South Africa and Argentina. In the case of South Africa, although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The South African government has indicated its intention to relax exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D: Exchange Controls”.

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

AngloGold Ashanti is unable to control the prices at which it sells its gold. Accordingly, in the event of significant inflation in South Africa, Brazil, Argentina or Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the company’s results and financial condition.

AngloGold Ashanti employs over 44,000 people globally, most of whom are members of trade unions, particularly in South Africa, Continental Africa and the Americas. Salaries and wages account for a significant component of local total cash costs and are impacted by annual wage increases. AngloGold Ashanti reached a three-year wage agreement with all its trade unions in South Africa, effective 1 July 2018. The wage agreement includes wage increases over three years as well as a new shift arrangement, aimed at improving production with continued focus on safety.

Energy costs, comprising power, fuel and lubricants, are another material component of total cash costs. Due to the remote location of some of its mines in Continental Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of Brent crude oil has increased from $43 per barrel in 2016, $54 per barrel in 2017 to $71 per barrel in 2018, a 65 percent increase over the three-year period. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average total cash costs of all its operations increases by about $3 million or $0.8 per ounce, with the total cash costs of certain of the company’s mines, particularly Geita (Tanzania), Siguiri (Guinea), Kibali (DRC), Morila and Sadiola (Mali), which are more dependent on fuel, being more sensitive to changes in the price of oil. Energy costs, even in business segments which are supported by grid power, like South Africa, have increased considerably over the three-year period, with price increases from Eskom (South Africa’s power utility) that exceeded average inflation. These increases have adversely impacted total cash costs.

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

Royalties (excluding joint ventures), which are generally calculated as a percentage of revenue, varied over the past three years from $105 million incurred in 2016 to $116 million incurred in 2017 and $135 million in 2018, a 29 percent increase over the three-year period, primarily due to the variations in the gold prices received, production and royalty rate increases. Royalties are likely to continue to vary in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Rehabilitation costs

Total provisions for decommissioning and for restoration (excluding joint ventures) totalled $695 million in 2017 and $622 million in 2018. The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. See also “Item 4B: Business Overview-Regulatory Environment

Enabling AngloGold Ashanti to Mine”, “Item 4B: Business Overview-Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview-Environmental, Health and Safety Matters”.

Amortisation of tangible assets

Amortisation of tangible assets decreased during the 2016 - 2018 period, from $789 million to $625 million, largely due to the orderly closure of TauTona during September 2017 and the reclassification of the assets and liabilities of Moab Khotsong and Kopanang, to non-current assets and liabilities held for sale during October 2017, at which stage, amortisation of these assets ceased.

Exploration and evaluation costs

The company has expensed exploration expenditure during the years ended 31 December 2016, 2017 and 2018 in order to replenish depleting Ore Reserve and bring new ore bodies into pre-feasibility or feasibility. The expensed exploration costs incurred over the last three fiscal years amounted to $133 million in 2016, $114 million in 2017 and $102 million in 2018. Exploration expenditure decreased during 2018, with a reduction in technical improvements as well as lower spend on prefeasibility studies.

Corporate administration, marketing and other expenses

The corporate administration, marketing and other expenses incurred amounted to $61 million in 2016, $64 million in 2017 and $76 million in 2018. The increase is mainly due to sign-on costs relating to the new CEO during 2018, legal fees, overseas travel costs and strengthening of the South African rand against the US dollar.

Special items

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by Ore Reserve and production estimates, together with economic factors, such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce Ore Reserve and future capital expenditures. Alternatively, should any of these factors reverse, then AngloGold Ashanti may have to reverse previously recognised impairments.

When reviewing goodwill and other tangible assets for impairment, AngloGold Ashanti's assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term real gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long- term real gold price of $1,239 per ounce in 2018 and $1,240 per ounce in 2017, were based on a range of economic and market conditions, which were, at that time, expected to exist over the remaining useful life of the assets.

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

The actual spot gold price averaged $1,268 per ounce in 2018 and $1,257 per ounce in 2017. The gold price in 2019 has been subject to volatile short-term swings and has averaged $1,302.57 per ounce from 1 January 2019 to 19 March 2019 and closed at $1,307.70 per ounce on 19 March 2019.

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

Taxation

Taxation decreased over the period 2016 - 2018 from an expense of $189 million in 2016 to an expense of $128 million in 2018. Reduction in taxation over the period 2016 - 2018 is largely due to a lower deferred taxation in South Africa as a result of carry forward losses, asset sales, impairments, change in estimated deferred tax rate and retrenchment in 2018 as well as lower current and withholding taxes related to the Tanzanian operations.

Taxation is likely to continue to be volatile in the coming years, as host governments in a number of jurisdictions increasingly seek to obtain a higher share of revenue by increasing rates of existing taxes and introducing new taxes on gold mines.

Production in 2018

For the year ended 31 December 2018, AngloGold Ashanti’s total attributable gold production of 3.40 million ounces was 360,000 ounces, or 10 percent, lower than the 2017 production of 3.76 million ounces.

In South Africa, gold production decreased by 46 percent, or 416,000 ounces, in 2018 as compared to 2017. The decrease was mainly due to the downscaling of production activities as a result of the orderly closure of TauTona in September 2017 and the sale of Kopanang and Moab Khotsong on 28 February 2018.

Production increased by four percent, or 59,000 ounces, in 2018 as compared to 2017, in Continental Africa. The increase was mainly due to higher recovered grades and increased tonnage treated due to improved plant performance at Kibali, higher tonnage treated due to improved plant efficiency and higher recovered grade, resulting from mining deeper, higher-grade areas in the Teberebie pit at Iduapriem, higher recovered grades due to a range of operational improvements which assisted in accessing higher grade ore particularly in the fourth quarter of 2018 at Geita. The increase in production was partially offset by a decrease at Siguiri due to a decrease in recovered grade from treating lower grade oxide material and a decrease in tonnes due to delays in the commissioning of the Carbon-in Leach (CIL) combination plant.

Production increased by 12 percent, or 66,000 ounces, in 2018 as compared to 2017, in the Australasia region. Gold production increased at Sunrise Dam due to higher mill feed grades in the first and the last quarters of 2018. Improved mill feed grades and mill throughput resulted in higher production at Tropicana.

In the Americas region, production decreased by eight percent, or 64,000 ounces, in 2018 as compared to 2017. The decrease was in Brazil mainly at AGA Mineração due to development and infrastructure constraints at the Cuiaba complex and at Córrego do Sítio due to lower grades in the sulphide operation, excessive rainfall and open-pit licensing delays. Production was also impacted by lower tonnes placed on the heap leach, model changes, and production stoppages due to strikes. Production was also lower at Serra Grande due to less ore mined following geological model changes and excessive rainfall.

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

Production increased by 10 percent, or 132,000 ounces, in 2017 as compared to 2016, in Continental Africa. The increase was mainly due to higher recovered grades at Iduapriem, higher grades mined at Siguiri, which included mining in the new Seguelen pit and the higher recovered grades at Geita due to the planned mining of higher grade areas as Geita continues mining in Nyankanga Cut 7 and 8.

Production increased by eight percent, or 39,000 ounces, in 2017 as compared to 2016, in the Australasia region. Gold production increased at Sunrise Dam due to increased grades, increased mill throughput and improved metallurgical recoveries. Improved mill throughput resulted in higher production at Tropicana.

In the Americas region, production increased by two percent, or 20,000 ounces in 2017 as compared to 2016. The increase was mainly due to higher production from CDS Operation with higher tonnes from the Sulphide mine and grade from both the Oxide and Sulphide mines at AGA Mineração in Brazil.

Comparison of financial performance in 2018, 2017 and 2016

Financial performance of AngloGold Ashanti	Year ended 31 December
(in $ millions)	2018	2017	2016
Revenue from product sales	3,943	4,510	4,223
Cost of sales	(3,173)	(3,736)	(3,401)
Other expenses	(614)	(859)	(564)
Share of associates and joint ventures’ profit	122	22	11
Taxation expense	(128)	(108)	(189)
Net profit attributable to non-controlling interests	17	20	17
Net profit (loss) attributable to equity shareholders	133	(191)	63

Comparison of total cost of sales in 2018, 2017 and 2016

The following table presents cost of sales from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2018:

Cost of sales for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2018	2017	2016
Total cost of sales	3,173	3,736	3,401
Inventory change	(14)	(15)	38
Amortisation of tangible assets	(625)	(817)	(789)
Amortisation of intangible assets	(5)	(6)	(20)
Retrenchment costs	(4)	(6)	(14)
Rehabilitation and other non-cash costs	(20)	(29)	(43)
Total cash costs	2,505	2,863	2,573

Comparison of financial performance in 2018 with 2017

Our gold income is materially impacted by price and volume variances. All of our costs are impacted by the consequences of average exchange rate movements.

Exchange fluctuations in and the average exchange rates for the South African rand, Brazilian real, Australian dollar and the Argentinian peso have effects on the various components that make up our costs based on the level of local procurement of each of these costs. For a discussion of the effect of foreign exchange fluctuations on our financial results, see “Item 5A: Operating Results-Key factors affecting results-Foreign exchange fluctuations”.

Revenue from product sales

Revenue from product sales decreased by $567 million, or 13 percent, from $4,510 million in 2017 to $3,943 million in 2018, mainly as a result of the decrease in gold sold of 446,000 ounces. Gold income decreased by $551 million, or 14 percent, from $4,356 million in 2017 to $3,805 million in 2018, due to the decrease in gold sold. The gold price received increased by $10 per ounce, or one percent, from $1,251 per ounce during 2017 to $1,261 per ounce in 2018, which resulted in an increase in gold income of $30 million. By-product revenue decreased by $16 million, or 10 percent, to $138 million from $154 million in 2017, mainly due to less revenue from silver and less revenue from uranium as a result of the sale of the company’s interest in Nuclear Fuels Corporation of South Africa Proprietary Limited (Nufcor).

Revenue from product sales from the South African operations in 2018 decreased by $507 million, or 45 percent, to $608 million from $1,115 million in 2017. The decrease was mainly as a result of the decrease in gold sold of 402,000 ounces, primarily as a result of the sale of Kopanang and Moab Khotsong assets, which accounted for a $415 million decrease and the orderly closure of TauTona, which accounted for a $114 million decrease in revenue from product sales. Revenue from product sales also decreased by $22 million at the Surface Operations. The decrease was partially offset by a $53 million increase in revenue from Mponeng and the increase in the gold price received which resulted in an increase in gold income of $3 million.

Revenue from product sales from the Continental Africa operations decreased by $39 million, or two percent, to $1,405 million in 2018 from $1,444 million in 2017, mainly as a result of the decrease in gold sold of 24,000 ounces, which resulted in a decrease of gold income of $49 million. The decrease in production was mainly due to lower recovered grades at Siguiri partially offset by increased production at Iduapriem and Geita. The decrease in revenue was partially offset by an increase in the gold price received resulting in an increase in gold income of $10 million.

Revenue from product sales from Australasia increased by $71 million, or 10 percent, from $711 million in 2017 to $782 million in 2018. The increase was due to the increase of 53,000 ounces in gold sold in 2018, which resulted in an increase in gold income of $65 million. Gold production increased at Sunrise Dam due to increased mill feed grades and improved mill throughput resulted in higher production at Tropicana. The increase in the gold price received resulted in an increase in gold income of $6 million.

Revenue from product sales from the Americas operations decreased by $91 million, or seven percent, from $1,240 million in 2017 to $1,149 million in 2018. The decrease was due to a decrease of 72,000 ounces in gold sold in 2018, which resulted in a decrease in gold income of $91 million. Gold production primarily decreased at AGA Mineração in Brazil mainly due to development and infrastructure constraints, coupled with lower grades. The increase in the gold price received resulted in an increase in gold income of $8 million.

Cost of sales

Cost of sales decreased from $3,736 million in 2017 to $3,173 million in 2018, which represents a $563 million or 15 percent decrease. The decrease was primarily due to a $372 million, or 14 percent, decrease in cash operating costs from $2,728 million in 2017 to $2,356 million in 2018. The decrease in cash operating costs was primarily due to the sale of Kopanang, Moab Khotsong and the closure of TauTona in South Africa resulting in a decrease in labour costs, stores and consumable costs, fuel and power costs and service related costs. The increase in royalties of $19 million is due to the increase in revenue from the higher gold price and production achieved primarily at Geita. Total amortisation decreased by $193 million from $823 million in 2017 to $630 million in 2018. There was a $1 million inventory change from positive $15 million to positive $14 million. Rehabilitation and other non-cash costs decreased by $9 million from $29 million in 2017 to $20 million in 2018. This decrease arose from the changes to cash flows, inflation rates and discount rates compared to 2017. Retrenchment costs decreased by $2 million from $6 million in 2017 to $4 million in 2018.

In South Africa cost of sales decreased from $1,129 million in 2017 to $590 million in 2018, which represents a $539 million or 48 percent decrease. The decrease was mainly due to the sale of Kopanang, Moab Khotsong and the closure of TauTona resulting in a decrease in labour costs, stores and consumable costs, fuel and power costs and service related costs. The decrease was partially offset by a $36 million increase at Mponeng and strengthening of the local currency against the US dollar.

In Continental Africa cost of sales increased from $1,072 million in 2017 to $1,127 million in 2018, which represents a $55 million or five percent increase. The increase was mainly due to an increase in contractor costs, labour costs, fuel and power costs, service related costs, royalties, rehabilitation and other non-cash costs and inventory change. The increase was partially offset by a decrease in amortisation of tangible assets.

In Australasia cost of sales increased from $552 million in 2017 to $622 million in 2018, which represents a $70 million or 13 percent increase. The increase was mainly due to an increase in contractor costs, service related costs and amortisation of tangible assets. The increase was partially offset by the weakening of the local currency against the US dollar.

In the Americas cost of sales decreased from $987 million in 2017 to $838 million in 2018, which represents a $149 million or 15 percent decrease. The decrease was mainly due to the weakening of the local currencies, the Argentinian peso by 70 percent and the Brazilian real by 15 percent, against the US dollar.

Total cash costs

Total cash costs decreased from $2,863 million in 2017 to $2,505 million in 2018, which represents a $358 million, or 13 percent, decrease. The decrease was primarily due to the sale of Kopanang, Moab Khotsong and the closure of TauTona in South Africa. The weakening of local currencies against the US dollar contributed $124 million to the decrease. The decrease was partially offset by an increase in royalties. Total cash costs include salaries and wages, stores and other consumables (which include explosives, timber and reagents amongst others), fuel, power and water costs, contractors’ costs and royalties.

Royalties, which are generally calculated as a percentage of revenue, increased from $116 million in 2017 to $135 million in 2018, primarily due to an increase in the spot gold prices and an increase in production at Geita (Tanzania).

Retrenchment costs

Retrenchment costs included in cost of sales decreased from $6 million in 2017 to $4 million in 2018, which represents a $2 million, or 33 percent, decrease. The decrease was mainly due to lower retrenchment costs in Brazil in the Americas.

Rehabilitation costs

Rehabilitation costs decreased from $1 million in 2017 to nil in 2018. The change in estimates is attributable to changes in discount rates following changes in global economic assumptions and changes in mine plans. These changes have resulted in changes in cash flows, the design of tailings storage facilities and in methodology, following requests from the environmental regulatory authorities.

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense decreased from $823 million in 2017 to $630 million in 2018, which represents a $193 million or 23 percent decrease. Amortisation of tangible assets decreased by $192 million from $817 million in 2017 to $625 million in 2018 largely due the sale of Kopanang, Moab Khotsong and the closure of TauTona, depletion of open pit ore at Geita, lower production at Siguiri, lower production at Cerro Vanguardia and lower production and capital spend at Córrego do Sítio and Serra Grande. The decrease was partially offset by an increase in amortisation at Sunrise Dam and Tropicana in Australia due to higher production.

Other expenses

Other operating expenses increased from $88 million in 2017 to $97 million in 2018, which represents a $9 million, or 10 percent increase. The increase was mainly due to an increase in care and maintenance costs of $12 million partially offset by a decrease in other provisions of $4 million. Corporate expenses increased by $12 million in 2018 compared to 2017. The increase is mainly due to sign-on costs relating to the new CEO during 2018, legal fees, overseas travel costs and strengthening of the South African rand against the US dollar.

Special items

Special items decreased from $438 million in 2017 to $170 million in 2018, which represents a $268 million, or 61 percent, decrease. Special items occurring during 2018 were impairment of assets at the South African Surface Operations (First Uranium) of $93 million; retrenchment costs following the restructuring of the South Africa operations of $31 million; loss on disposal of assets of $20 million mainly related to asset sales in South Africa; group’s legal fees and other costs related to contract terminations and settlement costs of $17 million; indirect taxes of $4 million and derecognition of assets of $5 million at Obuasi in Ghana and $6 million at the West Wits Operations in South Africa. The decrease was partially offset by royalties received of $7 million in Australia and $3 million in South Africa.

Finance costs and unwinding of obligations

Finance costs decreased by $2 million, or one percent, to $140 million in 2018, compared to $142 million in 2017. Unwinding of obligations of $38 million was recorded in 2018 compared with $27 million in 2017.

Share of associates and joint ventures' profit

Share of associates and joint ventures' profit increased to a profit of $122 million in 2018 compared to a profit of $22 million in 2017, mainly as a result of an increase in equity earnings after taxation of $86 million (mainly at Kibali) and an increase in net impairment reversals from $15 million in 2017 to $29 million in 2018.

Taxation

A taxation expense of $128 million was recorded in 2018, compared to an expense of $108 million in 2017. Charges for current tax in 2018 amounted to $242 million, compared to $176 million in 2017. The increase in current tax is mainly due to higher earnings in Ghana and Argentina in 2018 compared to credits received for changes to tax legislation enacted in North America during December 2017. Charges for deferred tax in 2018 amounted to a net deferred tax benefit of $114 million compared to a net deferred tax benefit of $68 million in 2017. The increase in the deferred taxation benefit mainly relates to lower withholding tax in Tanzania, a taxation holiday agreement in Guinea and capital uplift allowances at First Uranium (South Africa) in 2017 which were not repeated in 2018.

Comparison of financial performance in 2017 with 2016

Our gold income is materially impacted by price and volume variances. All of our costs are impacted by the consequences of average exchange rate movements.

Exchange fluctuations in and the average exchange rates for the South African rand, Brazilian real, Australian dollar and the Argentinian peso have effects on the various components that make up our costs based on the level of local procurement of each of these costs. For a discussion of the effect of foreign exchange fluctuations on our financial results, see “Item 5A: Operating Results-Key factors affecting results-Foreign exchange fluctuations”.

Revenue from product sales

Revenue from product sales increased by $287 million, or seven percent, from $4,223 million in 2016 to $4,510 million in 2017. Gold income increased by $271 million, or seven percent, from $4,085 million in 2016 to $4,356 million in 2017, mainly as a result of the increase in gold sold of 179,000 ounces, which resulted in an income of $241 million. The gold price received increased by $8 per ounce, or one percent, from $1,243 per ounce during 2016 to $1,251 per ounce in 2017 which resulted in a further increase in gold income of $30 million. By-product revenue increased by $16 million, or 12 percent, from $138 million in 2016 to $154 million in 2017, mainly due to an increase in silver revenue at Cerro Vanguardia partially offset by a decrease in revenue from uranium in South Africa.

Revenue from product sales from the South African operations decreased by $81 million, or seven percent, from $1,196 million in 2016 to $1,115 million in 2017. Gold income in 2017 decreased by $72 million, or six percent, to $1,101 million from $1,173 million in 2016. The decrease was mainly as a result of the decrease in gold sold of 61,000 ounces, primarily as a result of the orderly closure of TauTona, which accounted for a $80 million decrease in gold income. The decrease was partially offset by the increase in the gold price received which resulted in an increase in gold income of $8 million. Revenue from uranium (by-product) decreased by $8 million, or 38 percent, from $21 million in 2016 to $13 million in 2017.

Revenue from product sales from the Continental Africa operations increased by $211 million, or 17 percent, from $1,233 million in 2016 to $1,444 million in 2017. Gold income increased by $212 million, or 17 percent, to $1,442 million in 2017 from $1,230 million in 2016, mainly as a result of the increase in gold sold of 149,000 ounces, which resulted in an increase of gold income of $203 million. The increase in production was mainly due to higher recovered grades at Iduapriem, Siguiri and Geita. The increase in the gold price received resulted in an increase in gold income of $9 million. Revenue from by-products decreased by $1 million, or 33 percent, from $3 million in 2016 to $2 million in 2017.

Revenue from product sales from Australasia increased by $64 million, or 10 percent, from $647 million in 2016 to $711 million in 2017. Gold income increased by $63 million, or 10 percent, from $646 million in 2016 to $709 million in 2017. The increase was due to the increase of 43,000 ounces in gold sold in 2017, which resulted in an increase in gold income of $59 million. Gold production increased at Sunrise Dam due to increased grades and improved metallurgical recoveries and improved mill throughput resulted in higher production at Tropicana. The increase in the gold price received resulted in an increase in gold income of $4 million.

Revenue from product sales from the Americas increased by $94 million, or eight percent, from $1,146 million in 2016 to $1,240 million in 2017. Gold income increased by $68 million, or seven percent, from $1,036 million in 2016 to $1,104 million in 2017. The increase was due to an increase of 47,000 ounces in gold sold in 2017, which resulted in an increase in gold income of $61 million. Gold production primarily increased at AGA Mineração in Brazil mainly due to higher underground tonnages mined, coupled with improved grades. The increase in the gold price received resulted in an increase in gold income of $7 million. Revenue from by-products increased by $25 million, or 23 percent, from $110 million in 2016 to $135 million in 2017, mainly due to silver revenue at Cerro Vanguardia.

Cost of sales

Cost of sales increased from $3,401 million in 2016 to $3,736 million in 2017, which represents a $335 million or 10 percent increase. The increase was primarily due to $284 million, or 12 percent, increase in cash operating costs from $2,444 million in 2016 to $2,728 million in 2017. The increase in cash operating costs was due to the strengthening of local currencies against the US dollar and inflationary increases in labour costs, stores and consumable costs, fuel and power costs and contractor costs. The increase in royalties of $11 million is due to the increase in revenue from the higher gold price, production achieved and increased royalty rates in 2017 compared to 2016. The additional royalty paid at Geita of $11 million was accounted for as a special item. Total amortisation increased by $14 million from $809 million in 2016 to $823 million in 2017. There was a $53 million inventory change from negative $38 million to positive $15 million due to a decrease in gold on hand. Rehabilitation and other non-cash costs decreased by $14 million from $43 million in 2016 to $29 million in 2017. This decrease arose from the changes to cash flows, inflation rates and discount rates compared to 2016. Retrenchment costs decreased by $8 million from $14 million in 2016 to $6 million in 2017.

In South Africa cost of sales increased from $1,064 million in 2016 to $1,129 million in 2017, which represents a $65 million or six percent increase. The increase was mainly due to the increase in labour costs, stores and consumable costs, fuel and power costs, service related costs and the strengthening of the local currency against the US dollar. The increase was partially offset by a decrease in amortisation of tangible assets and retrenchment costs.

In Continental Africa cost of sales increased from $928 million in 2016 to $1,072 million in 2017, which represents a $144 million or 16 percent increase. The increase was mainly due to an increase in contractor costs, labour costs, stores and consumable costs, fuel and power costs, amortisation of tangible assets and inventory change. The increase was partially offset by a decrease in service related costs and rehabilitation and other non-cash costs.

In Australasia cost of sales increased from $542 million in 2016 to $552 million in 2017, which represents a $10 million or two percent increase. The increase was mainly due to the strengthening of the local currency against the US dollar, amortisation of tangible assets and inventory change.

In the Americas cost of sales increased from $862 million in 2016 to $987 million in 2017, which represents a $125 million or 15 percent increase. The increase was mainly due an increase in labour costs, stores and consumable costs, fuel and power costs, contractor costs, total amortisation and inventory change. The increase was partially offset by a decrease in service related costs and an increase in by-product revenue from silver which was higher due to volumes sold.

Total cash costs

Total cash costs increased from $2,573 million in 2016 to $2,863 million in 2017, which represents a $290 million, or 11 percent, increase. The increase was primarily due to an increase in salaries and wages costs, stores and other consumables costs, fuel and power costs, contractor costs and royalties. The strengthening of local currencies against the US dollar contributed $119 million to the increase. The increase was partially offset by a decrease in service related costs and an increase in revenue from by-products. Total cash costs include salaries and wages, stores and other consumables (which include explosives, timber and reagents amongst others), fuel, power and water costs, contractors’ costs and royalties.

Royalties, which are generally calculated as a percentage of revenue, increased from $105 million in 2016 to $116 million in 2017, primarily due to an increase in the spot gold prices and an increase in production at Siguiri (Guinea), Cerro Vanguardia (Argentina), Tropicana (Australia) and Geita (Tanzania).

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

Amortisation of tangible and intangible assets

Amortisation of tangible and intangible assets expense increased from $809 million in 2016 to $823 million in 2017, which represents a $14 million or two percent increase. Amortisation of tangible assets increased by $28 million largely due to higher production at Siguiri (Guinea) and Córrego do Sítio (Brazil). The increase was partially offset by a decrease in amortisation in South Africa. Amortisation of intangible assets is $14 million lower than 2016 mainly due to decreased amortisation of software and licenses at the South African and South American operations.

Other expenses

Other operating expenses decreased from $110 million in 2016 to $88 million in 2017, which represents a $22 million, or 20 percent decrease. The decrease was mainly due to a decrease in post-retirement defined benefit provisions of $16 million in South Africa and care and maintenance costs of $8 million mainly at Obuasi in Ghana partially offset by an increase in other provisions of $2 million. Corporate expenses increased by $3 million in 2017 compared to 2016 relating mainly to exchange variances. Exchange losses decreased by $77 million mainly as a result of the $60 million exchange loss on the foreign currency translation reserve release in the prior year.

Special items

Special items increased from $42 million in 2016 to $438 million in 2017, which represents a $396 million, or 943 percent, increase. This increase was mainly due to impairment and derecognition of mining assets in South Africa of $286 million and impairment of goodwill at First Uranium (South Africa) of $9 million; retrenchment costs, mainly in South Africa, of $88 million; a provision for the settlement of the silicosis class action of $63 million and the additional royalty at Geita of $11 million. The increase was partially offset by royalties received of $18 million, receipt of proceeds on the settlement of an arbitration of $6 million, other comprehensive income recycle on disposal of Mariana resources of $5 million and profit on sale of assets of $3 million.

Finance costs and unwinding of obligations

Finance costs decreased by $16 million, or 10 percent, to $142 million in 2017, compared to $158 million in 2016. The decrease of $16 million was mainly due to the reduction in interest arising on the settlement of the $1.25 billion bonds during August 2016 and settlement of the R750 million bonds during December 2016 partially offset by higher interest paid on the banking facilities in South Africa of $12 million. Unwinding of obligations expense of $27 million was recorded in 2017 compared with $22 million in 2016.

Share of associates and joint ventures' profit

Share of associates and joint ventures' profit increased to a profit of $22 million in 2017 compared to a profit of $11 million in 2016, mainly as a result of an increase in net impairment reversals from $6 million in 2016 to $15 million in 2017.

Taxation

A taxation expense of $108 million was recorded in 2017, compared to an expense of $189 million in 2016. Charges for current tax in 2017 amounted to $176 million, compared to $234 million in 2016. The decrease in tax is mainly due to lower earnings in Brazil and Tanzania, elimination of withholding tax on dividends in 2017 in Argentina and credits due to changes in tax legislation substantially enacted in North America in late December 2017. Charges for deferred tax in 2017 amounted to a net deferred tax benefit of $68 million compared to a net deferred tax benefit of $45 million in 2016. The increase in deferred taxation benefit is largely due to higher tax losses, deferred tax credits booked on impairments, retrenchment and silicosis provisions in South Africa, which were partially offset by the reversal of certain capital uplift allowances at First Uranium (in South Africa) relating to prior years.

Capital expenditure

The following table presents capital expenditure data for the AngloGold Ashanti group for the three-year period ended 31 December 2018:

Capital expenditure data for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2018	2017	2016
Capital expenditure	721	953	811
- Consolidated entities	652	830	711
- Equity accounted joint ventures	69	123	100

Total capital expenditure was $721 million in 2018 compared to $953 million in 2017. This represents a $232 million, or 24 percent, decrease from 2017. This decrease is due to decreased capital expenditure on existing operations ($258 million) partially offset by increased expenditure on growth related projects ($26 million). Capital expenditure decreased at Geita, in Tanzania, by $96 million due to lower ore reserve development capital, less expenditure on the new power plant in 2018, less deferred stripping expenditure in 2018. Capital expenditure decreased in South Africa by $77 million due to asset sales, the orderly closure of TauTona, saving initiatives and the strengthening of the local currency against the US dollar. Capital expenditure decreased at Kibali, in the DRC, by $46 million due to the hydro-power plant commissioned in 2017, lower deferred stripping and ore reserve development capital and the underground plant commissioned in 2017. Capital expenditure decreased at AGA Mineração, in Brazil, due to the impact of the weaker exchange rate against the US dollar, review of the business strategy with reduction in investments, optimising cash flow, less spend on assets to maintain operations, less mine development and stripping. Capital expenditure decreased at Cerro Vanguardia, in Argentina, due to the impact of a 70 percent weaker exchange rate against the US dollar and lower development costs due to reduction of workforce. Capital expenditure decreased at Tropicana, in Australia, by $15 million due to decreased deferred waste and pre-stripping of $27 million and other sustaining capital expenditure of $10 million partially offset by $22 million spend on the Ball Mill Infrastructure. The decrease in capital expenditure was partially offset by increased expenditure of $48 million at Obuasi, in Ghana, due to lack of spending in 2017 as there was no budget. Capital expenditure increased at Siguiri, in Guinea, by $14 million due to more spend on the combination plant project.

Total capital expenditure was $953 million in 2017 compared to $811 million in 2016. This represents a $142 million, or 18 percent, increase from 2016. This increase is due to increased capital expenditure on existing operations ($134 million) and on growth related projects ($8 million). Capital expenditure increased at Iduapriem, in Ghana, by $43 million due to pre-stripping and the plant recovery improvement project. Capital expenditure increased at Geita, in Tanzania, by $38 million due to establishment of underground and ore reserve development partially offset by stripping due to pit depletion. Capital expenditure increased at Sunrise Dam, in Australia, by $30 million due to continued underground ore reserve development. Capital expenditure increased at Siguiri, in Guinea, by $23 million due to the combination plant, infill drilling and overland land conveyor belt replacement. Capital expenditure increased at Kibali, in the DRC, by $18 million due to plant upgrade with four ultra-fine grind mills and hydro-power plant and increased stripping. Capital expenditure increased at Tropicana, in Australia, by $15 million due to an increase in deferred waste stripping.  Capital expenditure increased by $14 million at Córrego do Sítio, in Brazil, due to the raising of the tailings dam, an increase in stay in business spending and exploration. The strengthening of local currencies against the US dollar also resulted in an increase of capital expenditure. The increase in capital expenditure was partially offset by a decrease of $32 million in South Africa due to expenditure on Kopanang, TauTona, West gold plant, Technology Innovation Consortium (ATIC) and directly associated services projects, expensed from July 2017 and capital rationing and postponement of Mponeng Mine Life Extension.

Comparison of financial performance on a segment basis for 2018, 2017 and 2016

The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2018		2017		2016
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
South Africa	602	16	1,101	25	1,173	29
Continental Africa	1,983	52	1,895	44	1,663	41
Australasia	780	20	709	16	646	16
Americas	1,021	27	1,104	25	1,036	25
	4,386		4,809		4,518
Less : Associates and equity accounted joint ventures included above	(581)	(15)	(453)	(10)	(433)	(11)
Continuing operations	3,805		4,356		4,085
Discontinued operations	—	—	—	—	—	—
	3,805	100	4,356	100	4,085	100

Assets

(in millions)	Year ended 31 December
	2018		2017		2016
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
South Africa	1,106	17	1,734	24	1,818	26
Continental Africa	3,135	47	3,153	44	3,090	43
Australasia	888	13	929	13	804	11
Americas	1,286	19	1,258	17	1,273	18
Other, including non-gold producing subsidiaries	228	4	145	2	168	2
Total assets	6,643	100	7,219	100	7,153	100

At 31 December 2018, 17 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 24 percent at the end of 2017. The remaining operations collectively accounted for approximately 83 percent of AngloGold Ashanti’s total assets at 31 December 2018 compared to 76 percent at the end of the same period in 2017.

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

However, AngloGold Ashanti believes that all-in sustaining costs, all-in costs and total cash costs in total by mine and per ounce by mine, are useful indicators to investors and management as they provide:

•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to all-in sustaining costs, all-in costs and total cash costs for each of the three years in the period ended 31 December 2018 is presented below. In addition, the company has provided below detail of the attributable ounces of gold produced and sold by mine for each of those periods.

The following table presents selected operating data for the AngloGold Ashanti group for the three-year period ended 31 December 2018:

Operating data for AngloGold Ashanti	Year ended 31 December
	2018	2017	2016
Total cash costs (million US dollars) – per financial statements(1)	2,505	2,863	2,573
All-in sustaining costs ($/oz) - Subsidiaries(1)	1,000	1,050	990
All-in sustaining costs ($/oz) - Joint Ventures(1)	820	1,087	955
All-in costs ($/oz) - Subsidiaries(1)	1,102	1,119	1,063
All-in costs ($/oz) - Joint Ventures(1)	846	1,186	1,141
Total cash costs ($/oz) - Subsidiaries(1)	787	789	737
Total cash costs ($/oz) - Joint Ventures(1)	680	819	812

(1)	All-in sustaining costs, all-in costs and total cash costs are non-GAAP measures.

Total all-in sustaining costs, all-in costs and total cash costs

For a detailed reconciliation of all-in sustaining costs, all-in costs and total cash costs see “Operations” tables.

Comparison of all-in sustaining costs in 2018 with 2017

All-in sustaining costs per ounce (excluding stockpile impairments) in South Africa decreased in 2018 by $67 per ounce, or five percent, to $1,178 per ounce from $1,245 per ounce in 2017. The decrease was as a result of the decrease in cost of sales partially offset by the strengthening of the South African rand against the US dollar (from R13.30/$ in 2017 to R13.25/$ in 2018) and the 402,000-ounce decrease in gold sold (excluding pre-production ounces).

In Continental Africa - Subsidiaries, all-in sustaining costs (excluding stockpile impairments) increased by $32 per ounce, or four percent, to $941 per ounce in 2018 from $909 per ounce in 2017. This increase was mainly due to an increase in cost of sales, a decrease in amortisation of tangible and intangible assets at Geita and Siguiri and the 24,000-ounce decrease in gold sold (excluding pre-production ounces). The increase was partially offset by the decreased spending in sustaining capital expenditure at Geita.

In Continental Africa - Joint Ventures, all-in sustaining costs (excluding stockpile impairments) decreased by $267 per ounce, or 25 percent, to $820 per ounce in 2018 from $1,087 per ounce in 2017. This decrease was mainly due to a 97,000-ounce increase in gold sold and a decrease in sustaining capital expenditure at Kibali. This decrease was partially offset by an increase in cost of sales.

In the Americas, all-in sustaining costs (excluding stockpile impairments) decreased by $88 per ounce, or nine percent, to $855 per ounce in 2018 from $943 per ounce in 2017. This decrease was mainly due to a decrease in costs of sales partially offset by a decrease of 71,000 ounces in gold sold in 2018 (excluding pre-production ounces).

In Australia, all-in sustaining costs (excluding stockpile impairments) decreased by $24 per ounce, or two percent, to $1,038 per ounce in 2018 from $1,062 per ounce in 2017. This decrease was mainly due to an increase of 53,000 ounces in gold sold in 2018 and an increase in amortisation of tangible and intangible assets partially offset by an increase in cost of sales.

Comparison of all-in costs in 2018 with 2017

All-in costs per ounce (excluding stockpile impairments) in South Africa decreased by $10 per ounce, or one percent, to $1,268 per ounce in 2018 from $1,278 per ounce in 2017. The decrease was as a result of a decrease in all-in sustaining costs partially offset by the 402,000-ounce decrease in gold sold and an increase in care and maintenance costs.

In Continental Africa - Subsidiaries, all-in costs (excluding stockpile impairments) increased by $80 per ounce, or eight percent, to $1,099 per ounce in 2018 from $1,019 per ounce in 2017. This increase was mainly due to an increase in all-in sustaining costs and an increase in non-sustaining project capital expenditure at Siguiri and Obuasi partially offset by the 24,000-ounce increase in gold sold (excluding pre-production ounces)

In Continental Africa - Joint Ventures, all-in costs (excluding stockpile impairments) decreased by $340 per ounce, or 29 percent, to $846 per ounce in 2018 from $1,186 per ounce in 2017. This decrease was mainly due to a decrease in all-in sustaining costs, a 97,000-ounce increase in gold sold and a decrease in major project spending at Kibali as projects were completed and commissioned.

In the Americas, all-in costs (excluding stockpile impairments) decreased by $86 per ounce, or eight percent, to $932 per ounce in 2018 from $1,018 per ounce in 2017. This decrease was mainly due to a decrease in all-in sustaining costs partially offset by a 71,000-ounce decrease in gold sold (excluding pre-production ounces).

In Australia, all-in costs (excluding stockpile impairments) decreased by $10 per ounce, or one percent, to $1,070 per ounce in 2018 from $1,080 per ounce in 2017, mainly due to an increase of 53,000 ounces in gold sold partially offset by an increase in all-in sustaining costs.

Comparison of total cash costs in 2018 with 2017

The currencies of Argentina, Australia and Brazil were, on average, weaker against the US dollar during 2018 as compared to 2017 which positively impacted total cash costs for 2018. The currency of South Africa was, on average, stronger against the US dollar during 2018 as compared to 2017 which negatively impacted total cash costs for 2018.

In South Africa, total cash costs decreased by $52 per ounce, or five percent, to $1,033 per ounce in 2018 from $1,085 per ounce in 2017. The decrease was mainly due to the decrease in cost of sales due to the sale of Kopanang, Moab Khotsong and the closure of TauTona. The decrease was partially offset by a 405,000-ounce decrease in production (excluding pre-production ounces) and the strengthening of the rand against the US dollar.

At Kopanang, total cash costs increased by $468 per ounce, or 31 percent, to $2,002 per ounce in 2018 from $1,534 per ounce in 2017. The increase was mainly due to a 79,000-ounce decrease in production due to the sale of Kopanang on 28 February 2018. The increase was partially offset by a decrease in cost of sales.

At Moab Khotsong, total cash costs increased by $304 per ounce, or 39 percent, to $1,083 per ounce in 2018 from $779 per ounce in 2017. The increase was mainly due to a 255,000-ounce decrease in production due to the sale of Moab Khotsong on 28 February 2018. The increase was partially offset by a decrease in cost of sales.

At Mponeng, total cash costs decreased by $37 per ounce, or four percent, to $977 per ounce in 2018 from $1,014 per ounce in 2017. The decrease was mainly due to a 41,000-ounce increase in production partially offset by an increase in cost of sales.

At the Surface Operations, total cash costs increased by $61 per ounce, or six percent, to $1,030 per ounce in 2018 from $969 per ounce in 2017. The increase was mainly due to a 21,000-ounce decrease in production partially offset by a decrease in cost of sales.

In Continental Africa - Subsidiaries, total cash costs increased by $125 per ounce, or 18 percent, to $813 per ounce in 2018 from $688 per ounce in 2017. The increase was mainly due to the increase in cost of sales and a 34,000-ounce decrease in production (excluding pre-production ounces).

Total cash costs at Geita, in Tanzania, increased by $196 per ounce, or 32 percent, to $804 per ounce in 2018 from $608 per ounce in 2017. The increase was mainly due the increase in cost of sales partially offset by a 25,000-ounce increase in production (excluding pre-production ounces).

In Ghana, at Iduapriem, total cash costs decreased by $19 per ounce, or two percent, to $804 per ounce in 2018 compared to $823 per ounce in 2017 mainly due to a 26,000-ounce increase in production. The decrease was partially offset by an increase in cost of sales.

At Siguiri, in Guinea, total cash costs increased by $119 per ounce, or 16 percent, to $844 per ounce in 2018 from $725 per ounce in 2017 mainly due to a 81,000-ounce decrease in production partially offset by a decrease in cost of sales.

In Continental Africa - Joint Ventures, total cash costs decreased by $139 per ounce, or 17 percent, to $680 per ounce in 2018 from $819 per ounce in 2017. The decrease was mainly due to a 92,000-ounce increase in production partially offset by an increase in cost of sales.

In Mali, at Morila, total cash costs increased by $171 per ounce, or 18 percent, to $1,145 per ounce in 2018 from $974 per ounce in 2017. The increase was mainly due to an increase in cost of sales partially offset by a 2,000-ounce increase in production. At Sadiola, total cash costs increased by $38 per ounce, or four percent, from $900 per ounce in 2017 to $938 per ounce in 2018. The increase was mainly due to a 4,000-ounce decrease in production partially offset by a decrease in cost of sales.

In the DRC, at Kibali, total cash costs decreased by $184 per ounce, or 23 percent, to $600 per ounce in 2018 from $784 per ounce in 2017. The decrease was mainly due to a 95,000-ounce increase in production partially offset by an increase in cost of sales.

In the Americas, total cash costs decreased by $14 per ounce, or two percent, to $624 per ounce in 2018 from $638 per ounce in 2017. The decrease was mainly due to a decrease in cost of sales. The decrease was partially offset by a 64,000-ounce decrease in production (excluding pre-production ounces) and a decrease in amortisation of tangible assets.

In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs increased by $52 per ounce, or eight percent, to $723 per ounce in 2018 from $671 per ounce in 2017 primarily due to a decrease in amortisation of tangible assets. The increase was partially offset by a decrease in cost of sales and a 60,000-ounce increase in production (excluding pre-production ounces). At Serra Grande, total cash costs decreased by $104 per ounce, or 14 percent, to $660 per ounce in 2018 from $764 per ounce in 2017 primarily due to a decrease in cost of sales. The decrease was partially offset by a 3,000-ounce decrease in production (excluding pre-production ounces).

In Argentina, at Cerro Vanguardia, total cash costs decreased by $46 per ounce, or nine percent, to $476 per ounce in 2018 from $522 per ounce in 2017 primarily due to a decrease in cost of sales. The decrease was partially offset by a 1,000-ounce decrease in production and and a decrease in amortisation of tangible assets.

In Australia, total cash costs increased by $19 per ounce, or three percent, to $762 per ounce in 2018 from $743 per ounce in 2017 primarily due to an increase in cost of sales. The increase was partially offset by a 66,000-ounce increase in production.

At Sunrise Dam, total cash costs increased by $1 per ounce, or 0.1 percent, to $920 per ounce in 2018 compared to $919 per ounce in 2017, mainly due to an increase in cost of sales. The increase was partially offset by a 51,000-ounce increase in production.

At Tropicana, total cash costs increased by $30 per ounce, or five percent, to $594 per ounce in 2018 compared to $564 per ounce in 2017, mainly due to an increase in cost of sales. The increase was partially offset by a 14,000-ounce increase in production.

Overall the subsidiaries’ total cash costs decreased by $2 per ounce, or 0.3 percent, to $787 per ounce in 2018 compared to $789 per ounce in 2017. The decrease was mainly due to a decrease in cost of sales partially offset by a 436,000-ounce decrease in production.

Comparison of all-in sustaining costs in 2017 with 2016

All-in sustaining costs per ounce (excluding stockpile impairments) in South Africa increased in 2017 by $164 per ounce, or 15 percent, to $1,245 per ounce from $1,081 per ounce in 2016. The increase was as a result of the strengthening of the rand against the US dollar, increase in cost of sales and the 61,000-ounce decrease in gold sold (excluding pre-production ounces).

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

In Australia, all-in sustaining costs (excluding stockpile impairments) decreased by $5 per ounce, or 0.5 percent, to $1,062 per ounce in 2017 from $1,067 per ounce in 2016. This decrease was mainly due to an increase of 43,000 ounces in gold sold in 2017 partially offset by an increase in sustaining capital expenditure.

Comparison of all-in costs in 2017 with 2016

All-in costs per ounce (excluding stockpile impairments) in South Africa increased by $156 per ounce, or 14 percent, to $1,278 per ounce in 2017 from $1,122 per ounce in 2016. The increase was as a result of the strengthening of the rand against the US dollar, an increase in all-in sustaining costs and the 61,000-ounce decrease in gold sold.

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

In Australia, all-in costs (excluding stockpile impairments) decreased by $1 per ounce, or 0.1 percent, to $1,080 per ounce in 2017 from $1,081 per ounce in 2016, mainly due to an increase of 43,000 ounces in gold sold partially offset by an increase in all-in sustaining costs.

Comparison of total cash costs in 2017 with 2016

The currencies of South Africa, Australia and Brazil were, on average, stronger against the US dollar during 2017 as compared to 2016 which negatively impacted total cash costs for 2017. The currency of Argentina was, on average, weaker against the US dollar during 2017 as compared to 2016 which positively impacted total cash costs for 2017.

In South Africa, total cash costs increased by $189 per ounce, or 21 percent, to $1,085 per ounce in 2017 from $896 per ounce in 2016. The increase was mainly due to a 65,000-ounce decrease in production (excluding pre-production ounces), an increase in salaries and wages costs, consumables store costs, fuel costs, service related costs, the strengthening of the rand against the US dollar and expensed capital expenditure on certain operations as they underwent orderly closure.

At Kopanang, total cash costs increased by $210 per ounce, or 16 percent, to $1,534 per ounce in 2017 from $1,324 per ounce in 2016. The increase was mainly due to the increase in salaries and wages costs, consumables store costs, fuel costs and service related costs, the strengthening of the rand against the US dollar, lower uranium sales and expensed capital. Subsequent to the announcement made 28 June 2017 to restructure its South African operations by placing certain mines into care and maintenance, to be followed by orderly closure, on 19 October 2017, the company announced the sale of Kopanang Mine and related infrastructure, subject to conditions precedent. The Section 189 process continued at Kopanang together with the pending disposal of the mine.

At TauTona total cash costs increased by $896 per ounce, or 78 percent, to $2,044 per ounce in 2017 from $1,148 per ounce in 2016. The increase was mainly due to 55,000-ounce decrease in production and the strengthening of the rand against the US dollar. A decision was made to stop operations at TauTona and final blast took place on 15 September 2017.

At Moab Khotsong, total cash costs increased by $50 per ounce, or seven percent, to $779 per ounce in 2017 from $729 per ounce in 2016. The increase was mainly due to the increase in salaries and wages costs and fuel costs and the strengthening of the rand against the US dollar. The increase was partially offset by a 14,000-ounce increase in production.

At Mponeng, total cash costs increased by $235 per ounce, or 30 percent, to $1,014 per ounce in 2017 from $779 per ounce in 2016. The increase was mainly due to a 30,000-ounce decrease in production, the increase in salaries and wages costs, consumables store costs, fuel costs and service related costs and the strengthening of the rand against the US dollar.

At the Surface Operations, total cash costs increased by $70 per ounce, or eight percent, to $969 per ounce in 2017 from $899 per ounce in 2016. The increase was mainly due to the increase in salaries and wages costs, consumables store costs, fuel costs and service related costs and the strengthening of the rand against the US dollar. The increase was partially offset by a 6,000-ounce increase in production.

In Continental Africa - Subsidiaries, total cash costs increased by $6 per ounce, or one percent, to $688 per ounce in 2017 from $682 per ounce in 2016. The increase was mainly due to the increase in salaries and wages costs, consumables store costs, fuel costs and contractor costs. The increase was partially offset by a 139,000-ounce increase in production (excluding pre-production ounces).

Total cash costs at Geita, in Tanzania, increased by $78 per ounce, or 15 percent, to $608 per ounce in 2017 from $530 per ounce in 2016. The increase was mainly due the increase in consumables store costs, fuel costs and contractor costs partially offset by a 61,000-ounce increase in production (excluding pre-production ounces).

In Ghana, at Iduapriem, total cash costs decreased by $85 per ounce, or nine percent, to $823 per ounce in 2017 compared to $908 per ounce in 2016 mainly due to a 14,000-ounce increase in production.

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

In the Americas, total cash costs increased by $60 per ounce, or 10 percent, to $638 per ounce in 2017 from $578 per ounce in 2016. The increase was mainly due to an increase in salaries and wages costs, consumables store costs and contractor costs partially offset by a 19,000-ounce increase in production (excluding pre-production ounces) and an increase in silver revenue due to an increase in silver sold from 5.1 million ounces in 2016 to 6.3 million ounces in 2017.

In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs increased by $109 per ounce, or 19 percent, to $671 per ounce in 2017 from $562 per ounce in 2016 primarily due to increases in salaries and wages costs, consumables store costs and contractor costs partially offset by a 16,000-ounce increase in production (excluding pre-production ounces). At Serra Grande, total cash costs increased by $130 per ounce, or 21 percent, to $764 per ounce in 2017 from $634 per ounce in 2016 primarily due to increases in salaries and wages, consumable stores and service related costs.

In Argentina, at Cerro Vanguardia, total cash costs decreased by $41 per ounce, or seven percent, to $522 per ounce in 2017 from $563 per ounce in 2016 primarily due to a 2,000-ounce increase in production and an increase in silver revenue due to an increase in silver sold from 5.1 million ounces in 2016 to 6.3 million ounces in 2017.

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

Overall the subsidiaries’ total cash costs increased by $52 per ounce, or seven percent, to $789 per ounce in 2017 compared to $737 per ounce in 2016. The increase was mainly due to increases in salaries and wages costs, consumables store costs, fuel costs and contractor costs partially offset by a 134,000-ounce increase in production and an increase in silver revenue.

For the year ended 31 December 2018
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	29	48	77	320	320	193	—	590	(4)
By-product revenue	(2)	(4)	(6)	—	—	—	—	(6)	—
Amortisation of tangible and intangible assets	—	—	—	(57)	(57)	(15)	—	(72)	(3)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	(3)	—	(3)	(1)
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	75
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	1	1	—
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	1
Total sustaining capital expenditure	—	7	7	49	49	12	—	68	3
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
All-in sustaining costs	27	51	78	312	312	187	1	578	73
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	27	51	78	312	312	187	1	578	73
Adjusted for stockpile write-offs	—	—	—	—	—	—	(1)	(1)	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	27	51	78	312	312	187	—	577	73
All-in sustaining costs	27	51	78	312	312	187	1	578	73
Non-sustaining project capital expenditure	—	—	—	5	5	—	—	5	—
Technology improvements	—	—	—	—	—	—	4	4	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	2
Care and maintenance	—	—	—	—	—	—	35	35	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	8
Other provisions	—	—	—	—	—	—	—	—	(2)
All-in costs	27	51	78	317	317	187	40	622	78
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	27	51	78	317	317	187	40	622	78
Adjusted for stockpile write-offs	—	—	—	—	—	—	(1)	(1)	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	27	51	78	317	317	187	39	621	79
Gold sold - oz (000)(2)	13	41	53	265	265	171	—	490	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	2,115	1,247	1,452	1,177	1,177	1,094	—	1,178	—
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	2,115	1,247	1,452	1,196	1,196	1,094	—	1,268	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion (excluding pre-production ounces).

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

(4)	Corporate includes non-gold producing subsidiaries.

(5)	Refer to “Item 18: Financial Statements – Note 2 – Segmental Information”.

Rounding of figures may result in computational differences.

For the year ended 31 December 2018
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	29	48	77	320	320	193	—	590	(4)
By-product revenue	(2)	(4)	(6)	—	—	—	—	(6)	—
Inventory change	—	(1)	(1)	—	—	(4)	—	(5)	(1)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	—	—	—	(57)	(57)	(15)	—	(72)	(3)
Rehabilitation and other non-cash costs	(2)	(1)	(3)	(4)	(4)	2	2	(3)	1
Retrenchment costs	—	—	—	—	—	—	—	—	(1)
Total cash costs net of by-product revenue	25	42	67	259	259	176	2	504	(7)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	(1)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	25	42	67	259	259	176	2	504	(8)
Gold produced – oz (000)(2)	12	39	51	265	265	171	—	487	—
Total cash costs per unit – $/oz(3)	2,002	1,083	1,304	977	983	1,030	—	1,033	—

For the year ended 31 December 2018
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	373	42	65	480	233	(6)	286	612	2	1,127
By-product revenue	(1)	—	—	(1)	—	—	—	(2)	—	(2)
Amortisation of tangible and intangible assets	(149)	(7)	(9)	(165)	(29)	—	(38)	(144)	(3)	(214)
Adjusted for decommissioning and inventory amortisation	1	3	—	4	—	—	2	2	—	4
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	7	8	—	16
Total sustaining capital expenditure	54	2	—	56	43	—	11	59	—	113
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	278	40	56	374	248	(6)	267	535	—	1,044
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(40)	—	—	(40)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	278	40	56	374	248	(6)	227	535	—	1,004
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	278	40	56	374	248	(6)	227	535	—	1,004
All-in sustaining costs	278	40	56	374	248	(6)	267	535	—	1,044
Non-sustaining project capital expenditure	10	—	1	11	—	48	85	—	—	133
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	1	10	—	—	11
Care and maintenance costs	—	—	—	—	—	39	—	—	—	39
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	289	40	57	386	248	82	362	535	—	1,227
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(54)	—	—	(54)
All-in costs adjusted for non-controlling interests and non-gold producing companies	289	40	57	386	248	82	308	535	—	1,173
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	289	40	57	386	248	82	308	535	—	1,173
Gold sold – oz (000)(2)	370	30	58	459	254	—	244	568	—	1,066
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	752	1,321	990	820	977	—	930	940	—	941
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	782	1,321	1,005	846	977	—	1,261	940	—	1,099

For the year ended 31 December 2018
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	373	42	65	480	233	(6)	286	612	2	1,127
By-product revenue	(1)	—	—	(1)	—	—	—	(2)	—	(2)
Inventory change	(3)	—	1	(2)	—	—	(3)	(2)	—	(5)
Amortisation of tangible and intangible assets	(149)	(7)	(9)	(165)	(29)	—	(38)	(144)	(3)	(214)
Rehabilitation and other non-cash costs	(1)	(1)	—	(2)	—	6	(5)	(10)	—	(8)
Retrenchment costs	—	—	(2)	(2)	—	—	—	—	—	—
Total cash costs net of by-product revenue	219	34	55	308	204	—	240	454	—	898
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(36)	—	—	(36)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	219	34	55	308	204	—	204	454	—	862
Gold produced - oz (000) (2)	363	30	59	452	254	—	242	564	—	1,060
Total cash costs per unit - $/oz(3)	600	1,145	938	680	804	—	844	804	—	813

For the year ended 31 December 2018
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	310	293	19	622	325	382	129	2	838
By-product revenue	—	(2)	—	(2)	(111)	(17)	—	—	(128)
Amortisation of tangible and intangible assets	(51)	(92)	(6)	(149)	(50)	(99)	(42)	(1)	(192)
Adjusted for decommissioning and inventory amortisation	1	1	—	2	(3)	(6)	(2)	—	(11)
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	7	5	—	12	2	4	4	—	10
Total sustaining capital expenditure	79	74	1	154	36	96	35	9	176
Realised other commodity contracts	—	—	—	—	—	—	—	(5)	(5)
All-in sustaining costs	346	279	14	639	199	360	124	5	688
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	(9)	(24)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	346	279	14	639	184	360	124	(4)	664
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	346	279	14	639	184	360	124	(4)	664
All-in sustaining costs	346	279	14	639	199	360	124	5	688
Non-sustaining project capital expenditure	—	2	—	2	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	18	18	—	2	—	34	36
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	2	12	3	(1)	16
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	346	281	32	659	201	374	127	38	740
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	346	281	32	659	186	374	127	38	725
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	346	281	32	659	186	374	126	38	725
Gold sold – oz (000)(2)	283	332	—	615	282	370	131	—	783
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,223	843	—	1,038	652	973	945	—	855
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,223	848	—	1,070	656	1,015	965	—	932

For the year ended 31 December 2018
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	310	293	19	622	325	382	129	2	838
By-product revenue	—	(2)	—	(2)	(111)	(17)	—	—	(128)
Inventory change	7	5	—	12	(7)	(6)	(3)	—	(16)
Amortisation of tangible and intangible assets	(51)	(92)	(6)	(149)	(50)	(99)	(42)	(1)	(192)
Rehabilitation and other non-cash costs	—	(5)	(1)	(6)	(10)	4	2	—	(4)
Retrenchment costs	—	—	—	—	(2)	(1)	—	—	(3)
Total cash costs net of by-product revenue	266	199	12	477	145	263	86	1	495
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(11)	—	—	—	(11)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	266	199	12	477	134	263	86	1	484
Gold produced – oz (000) (2)	289	336	—	625	282	364	130	—	776
Total cash costs per unit – $/oz(3)	920	594	—	762	476	723	660	—	624

For the year ended 31 December 2018
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	480	3,173
By-product revenue	(1)	(138)
Amortisation of tangible and intangible assets	(165)	(630)
Adjusted for decommissioning and inventory amortisation	4	(9)
Corporate administration and marketing related to current operations	—	76
Inventory write-down to net realisable value and other stockpile adjustments	—	1
Sustaining exploration and study costs	—	38
Total sustaining capital expenditure	56	515
Realised other commodity contracts	—	(5)
All-in sustaining costs	374	3,021
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	374	2,957
Adjusted for stockpile write-offs	—	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	374	2,956
All-in sustaining costs	374	3,021
Non-sustaining project capital expenditure	11	139
Technology improvements	—	4
Non-sustaining exploration and study costs	1	66
Care and maintenance costs	—	74
Corporate and social responsibility costs not related to current operations	—	24
Other provisions	—	(2)
All-in costs	386	3,326
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(69)
All-in costs adjusted for non-controlling interests and non-gold producing companies	386	3,257
Adjusted for stockpile write-offs	—	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	386	3,256
Gold sold – oz (000)(2)	459	2,953
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	820	1,000
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	846	1,102

For the year ended 31 December 2018
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(5)	480	3,173
By-product revenue	(1)	(138)
Inventory change	(2)	(14)
Amortisation of tangible and intangible assets	(165)	(630)
Rehabilitation and other non-cash costs	(2)	(20)
Retrenchment costs	(2)	(4)
Total cash costs net of by-product revenue	308	2,367
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(48)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	308	2,319
Gold produced – oz (000)(2)	452	2,948
Total cash costs (adjusted) per unit – $/oz(3)	680	787

For the year ended 31 December 2017
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	152	284	435	284	207	491	204	(1)	1,129	(2)
By-product revenue	(5)	(9)	(14)	(1)	—	(1)	(1)	—	(15)	—
Amortisation of tangible and intangible assets	(9)	(41)	(50)	(53)	(14)	(67)	(14)	(1)	(133)	(3)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(2)	2	—	(3)
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	62
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	2	2	—
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Total sustaining capital expenditure	8	42	50	52	12	64	13	3	130	5
All-in sustaining costs	146	276	421	282	205	487	200	5	1,113	60
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	146	276	421	282	205	487	200	5	1,113	64
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(2)	(2)	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	146	276	421	282	205	487	200	3	1,111	63
All-in sustaining costs	146	276	421	282	205	487	200	5	1,113	60
Non-sustaining project capital expenditure	—	—	—	20	—	20	—	—	20	—
Technology improvements	—	—	—	—	—	—	—	9	9	1
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	10
All-in costs	146	276	421	302	205	507	200	14	1,142	72
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	4
All-in costs adjusted for non-controlling interests and non-gold producing companies	146	276	421	302	205	507	200	14	1,142	76
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(2)	(2)	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	146	276	421	302	205	507	200	12	1,140	75
Gold sold - oz (000)(2)	91	294	385	224	91	316	192	—	892	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,593	938	1,094	1,259	2,242	1,544	1,045	—	1,245	—
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,593	939	1,094	1,349	2,242	1,607	1,045	—	1,278	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion.

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

(4)	Corporate includes non-gold producing subsidiaries.

(5)	Refer to “Item 18: Financial Statements – Note 2 – Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2017
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
Total cash costs
Cost of sales per segmental information(5)	152	284	435	284	207	491	204	(1)	1,129	(2)
By-product revenue	(5)	(9)	(14)	(1)	—	(1)	(1)	—	(15)	—
Inventory change	—	—	1	—	—	—	(2)	—	(2)	1
Amortisation of intangible assets	—	(1)	(1)	(1)	—	(1)	—	—	(2)	(1)
Amortisation of tangible assets	(9)	(40)	(49)	(52)	(14)	(67)	(14)	(1)	(131)	(3)
Rehabilitation and other non-cash costs	3	(5)	(3)	(3)	(6)	(9)	(1)	—	(12)	1
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	140	229	369	227	186	413	186	(2)	967	(5)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	4
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	140	229	369	227	186	413	186	(2)	967	(1)
Gold produced – oz (000) (2)	91	294	386	224	91	315	192	—	892	—
Total cash costs per unit – $/oz(3)	1,534	779	958	1,014	2,044	1,311	969	—	1,085	—

For the year ended 31 December 2017
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	340	34	67	441	210	(6)	344	520	3	1,071
By-product revenue	(1)	—	—	(1)	—	—	—	(1)	—	(2)
Amortisation of tangible and intangible assets	(120)	(6)	(10)	(136)	(28)	—	(57)	(197)	(3)	(285)
Adjusted for decommissioning and inventory amortisation	—	3	—	3	1	—	1	2	—	4
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	1	1	—	—	8	17	—	25
Total sustaining capital expenditure	77	2	6	85	51	—	15	156	1	223
All-in sustaining costs	296	33	64	393	234	(6)	311	497	2	1,037
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(47)	—	—	(47)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	296	33	64	393	234	(6)	264	497	2	990
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	296	33	64	393	234	(6)	264	497	2	990
All-in sustaining costs	296	33	64	393	234	(6)	311	497	2	1,037
Non-sustaining project capital expenditure	34	—	1	35	—	—	67	—	—	67
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	1	—	—	—	1
Care and maintenance costs	—	—	—	—	—	62	—	—	—	62
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
All-in costs	331	33	65	429	234	57	378	497	2	1,167
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(57)	—	—	(57)
All-in costs adjusted for non-controlling interests and non-gold producing companies	331	33	65	429	234	57	321	497	2	1,110
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	331	33	65	429	234	57	321	497	2	1,110
Gold sold – oz (000)(2)	272	27	63	362	227	3	332	528	—	1,090
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,090	1,218	1,019	1,087	1,033	—	796	941	—	909
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,216	1,218	1,044	1,186	1,033	—	967	941	—	1,019

For the year ended 31 December 2017
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
Cash costs
Cost of sales per segmental information(5)	340	34	67	441	210	(6)	344	520	3	1,071
By-product revenue	(1)	—	—	(1)	—	—	—	(1)	—	(2)
Inventory change	(4)	—	1	(3)	—	—	(7)	13	1	6
Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(2)	(3)
Amortisation of tangible assets	(120)	(6)	(10)	(136)	(28)	—	(57)	(197)	(1)	(282)
Rehabilitation and other non-cash costs	(5)	(1)	—	(6)	7	7	(5)	(7)	1	2
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	210	27	58	295	188	1	275	328	3	793
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(41)	—	—	(41)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	210	27	58	295	188	1	234	328	3	752
Gold produced - oz (000) (2)	268	28	63	360	228	3	323	539	—	1,094
Total cash costs per unit - $/oz(3)	784	974	900	819	823	—	725	608	—	688

For the year ended 31 December 2017
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	260	276	15	551	385	447	153	3	987
By-product revenue	—	(2)	—	(2)	(117)	(18)	—	—	(135)
Amortisation of tangible and intangible assets	(34)	(89)	(7)	(130)	(83)	(140)	(50)	—	(273)
Adjusted for decommissioning and inventory amortisation	—	1	—	1	1	(1)	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	1	—	—	1
Inventory writedown to net realisable value and other stockpile adjustments	—	—	1	1	—	—	—	—	—
Sustaining exploration and study costs	2	7	5	14	3	8	6	7	24
Total sustaining capital expenditure	62	91	—	153	56	134	38	4	232
All-in sustaining costs	290	284	14	588	245	431	147	14	836
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(18)	—	—	(11)	(29)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	290	284	22	596	227	431	147	3	807
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	284	22	596	227	431	147	3	807
All-in sustaining costs	290	284	14	588	245	431	147	14	836
Non-sustaining project capital expenditure	—	—	—	—	—	2	—	—	2
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	10	10	2	7	—	28	37
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	12	2	1	15
All-in costs	290	284	24	598	247	452	149	42	890
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(19)	—	—	(1)	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	290	284	32	606	228	452	149	42	871
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	284	32	606	228	452	149	42	871
Gold sold – oz (000)(2)	241	321	—	562	293	428	133	—	854
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,203	885	—	1,062	772	1,006	1,103	—	943
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,203	885	—	1,080	780	1,055	1,119	—	1,018

For the year ended 31 December 2017
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Cash costs
Cost of sales per segmental information(5)	260	276	15	551	385	447	153	3	987
By-product revenue	—	(2)	—	(2)	(117)	(18)	—	—	(135)
Inventory change	(2)	(2)	—	(4)	(12)	(3)	—	—	(15)
Amortisation of intangible assets	—	—	—	—	—	(1)	—	—	(1)
Amortisation of tangible assets	(34)	(89)	(7)	(130)	(83)	(139)	(50)	—	(272)
Rehabilitation and other non-cash costs	(5)	(2)	(2)	(9)	(11)	—	—	—	(11)
Retrenchment costs	—	—	—	—	(2)	(3)	(1)	—	(5)
Total cash costs net of by-product revenue	219	181	6	406	160	284	101	3	548
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	8	8	(12)	—	—	—	(12)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	219	181	14	414	148	284	101	3	536
Gold produced – oz (000) (2)	238	322	—	559	283	424	133	—	840
Total cash costs per unit – $/oz(3)	919	564	—	743	522	671	764	—	638

For the year ended 31 December 2017
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	441	3,736
By-product revenue	(1)	(154)
Amortisation of tangible and intangible assets	(136)	(823)
Adjusted for decommissioning and inventory amortisation	3	3
Corporate administration and marketing related to current operations	—	63
Inventory writedown to net realisable value and other stockpile adjustments	—	3
Sustaining exploration and study costs	1	64
Total sustaining capital expenditure	85	744
All-in sustaining costs	393	3,636
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	393	3,572
Adjusted for stockpile write-offs	—	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	393	3,569
All-in sustaining costs	393	3,636
Non-sustaining project capital expenditure	35	89
Technology improvements	—	10
Non-sustaining exploration and study costs	1	49
Care and maintenance costs	—	62
Corporate and social responsibility costs not related to current operations	—	24
All-in costs	429	3,870
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	429	3,807
Adjusted for stockpile write-offs	—	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	429	3,804
Gold sold – oz (000)(2)	362	3,399
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,087	1,050
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,186	1,119

For the year ended 31 December 2017
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Cash costs
Cost of sales per segmental information(5)	441	3,736
By-product revenue	(1)	(154)
Inventory change	(3)	(15)
Amortisation of intangible assets	—	(6)
Amortisation of tangible assets	(136)	(817)
Rehabilitation and other non-cash costs	(6)	(29)
Retrenchment costs	—	(6)
Total cash costs net of by-product revenue	295	2,709
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(41)
Total cash costs net of by product revenue adjusted for non-controlling interests and non-gold producing companies	295	2,668
Gold produced – oz (000)(2)	360	3,384
Total cash costs (adjusted) per unit – $/oz(3)	819	789

For the year ended 31 December 2016
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	151	270	421	259	198	458	185	—	1,064	6
By-product revenue	(7)	(15)	(21)	—	—	(1)	—	(1)	(23)	—
Amortisation of tangible and intangible assets	(20)	(49)	(69)	(55)	(28)	(83)	(14)	(1)	(167)	(4)
Adjusted for decommissioning and inventory amortisation	—	—	(1)	—	—	—	(2)	2	—	1
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	59
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	4	5	1
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Total sustaining capital expenditure	16	41	57	52	25	77	17	6	157	5
All-in sustaining costs	140	247	387	256	195	451	186	11	1,036	65
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	140	247	387	256	195	451	186	11	1,036	64
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(4)	(5)	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	140	247	387	256	195	451	186	6	1,031	64
All-in sustaining costs	140	247	387	256	195	451	186	11	1,036	65
Non-sustaining project capital expenditure	—	2	2	24	—	24	—	—	25	—
Technology improvements	—	—	—	—	—	—	—	14	14	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	25
All-in costs	140	249	389	280	195	475	186	25	1,075	89
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	1
All-in costs adjusted for non-controlling interests and non-gold producing companies	140	249	389	280	195	475	186	25	1,075	90
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(4)	(5)	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	140	249	389	280	195	475	186	20	1,070	89
Gold sold - oz (000)(2)	91	279	369	253	146	398	185	—	953	—
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	1,555	884	1,049	1,011	1,345	1,133	1,004	—	1,081	—
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,555	890	1,053	1,105	1,345	1,193	1,004	—	1,122	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion.

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

(4)	Corporate includes non-gold producing subsidiaries.

(5)	Refer to “Item 18: Financial Statements – Note 2 – Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2016
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)	Corporate (4)
Cash costs
Cost of sales per segmental information(5)	151	270	421	259	198	458	185	—	1,064	6
By-product revenue	(7)	(15)	(21)	—	—	(1)	—	(1)	(23)	—
Inventory change	—	1	1	1	—	1	(1)	—	1	1
Amortisation of intangible assets	—	(2)	(2)	(1)	(1)	(2)	(1)	(1)	(6)	(2)
Amortisation of tangible assets	(19)	(48)	(67)	(54)	(27)	(81)	(13)	—	(161)	(3)
Rehabilitation and other non-cash costs	(2)	1	(2)	(4)	(1)	(5)	(3)	3	(7)	(1)
Retrenchment costs	(2)	(3)	(5)	(3)	(2)	(5)	—	—	(11)	—
Total cash costs net of by-product revenue	121	204	325	198	167	365	167	1	857	—
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	121	204	325	198	167	365	167	1	857	(1)
Gold produced - oz (000) (2)	91	280	371	254	146	399	186	—	957	—
Total cash costs per unit – $/oz(3)	1,324	729	875	779	1,148	914	899	—	896	—

For the year ended 31 December 2016
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	292	32	81	407	219	1	257	448	2	927
By-product revenue	—	—	—	(1)	—	—	—	(1)	(1)	(3)
Amortisation of tangible and intangible assets	(96)	(7)	(11)	(114)	(23)	—	(31)	(195)	(2)	(251)
Adjusted for decommissioning and inventory amortisation	—	2	—	2	—	—	1	3	1	5
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	1	—	1	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	1	1	—	—	3	27	(1)	30
Total sustaining capital expenditure	32	1	3	36	8	—	38	119	(2)	164
All-in sustaining costs	228	29	74	332	204	1	268	401	(3)	872
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(40)	—	—	(40)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	228	29	74	332	204	1	228	401	(3)	832
Adjusted for stockpile write-offs	—	(1)	—	(1)	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	228	28	74	331	204	1	228	401	(3)	832
All-in sustaining costs	228	29	74	332	204	1	268	401	(3)	872
Non-sustaining project capital expenditure	60	—	3	63	—	6	21	—	1	27
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	2	—	—	2	—	4	—	—	(1)	3
Care and maintenance costs	—	—	—	—	—	70	—	—	—	70
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
All-in costs	290	29	77	397	204	81	289	401	(3)	972
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(43)	—	—	(43)
All-in costs adjusted for non-controlling interests and non-gold producing companies	290	29	77	397	204	81	246	401	(3)	929
Adjusted for stockpile write-offs	—	(1)	—	(1)	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	28	77	396	204	81	246	401	(3)	929
Gold sold - oz (000)(2)	256	21	70	347	215	3	249	474	—	941
All-in sustaining cost (excluding stockpile write-offs) per unit – $/oz(3)	893	1,337	1,066	955	950	440	915	844	—	886
All-in cost per unit (excluding stockpile write-offs) – $/oz(3)	1,132	1,337	1,116	1,141	950	29,420	985	844	—	989

For the year ended 31 December 2016
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola	VENTURES	Iduapriem	Obuasi	Siguiri	Geita
Cash costs
Cost of sales per segmental information(5)	292	32	81	407	219	1	257	448	2	927
By-product revenue	—	—	—	(1)	—	—	—	(1)	(1)	(3)
Inventory change	5	—	—	5	—	—	14	7	—	22
Amortisation of intangible assets	—	—	—	—	—	—	—	—	(2)	(2)
Amortisation of tangible assets	(96)	(7)	(10)	(114)	(23)	—	(31)	(195)	—	(249)
Rehabilitation and other non-cash costs	(6)	(1)	(1)	(9)	(2)	(1)	(1)	(5)	1	(8)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	195	24	70	288	194	1	239	253	—	687
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(36)	—	—	(36)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	195	24	70	288	194	1	203	253	—	651
Gold produced - oz (000) (2)	264	22	70	356	214	3	260	478	—	955
Total cash costs per unit - $/oz(3)	740	1,123	991	812	908	167	784	530	—	682

For the year ended 31 December 2016
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	242	279	21	542	344	381	134	4	863
By-product revenue	—	(2)	—	(2)	(94)	(16)	—	—	(110)
Amortisation of tangible and intangible assets	(32)	(83)	(11)	(126)	(77)	(132)	(51)	—	(260)
Adjusted for decommissioning and inventory amortisation	1	2	—	3	1	1	—	—	2
Corporate administration and marketing related to current operations	—	—	—	—	—	1	—	(1)	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	7	7	—	—	—	—	—
Sustaining exploration and study costs	1	12	8	21	2	2	7	7	18
Total sustaining capital expenditure	32	76	1	109	60	121	43	1	225
All-in sustaining costs	244	284	26	554	236	358	133	11	738
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(18)	—	—	(8)	(26)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	244	284	34	562	218	358	133	3	712
Adjusted for stockpile write-offs	—	—	(8)	(8)	(4)	—	(1)	1	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	284	26	554	214	358	132	4	708
All-in sustaining costs	244	284	26	554	236	358	133	11	738
Non-sustaining project capital expenditure	—	—	—	—	—	1	—	—	1
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	7	7	—	6	1	36	43
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	11	3	1	15
All-in costs	244	284	33	561	236	376	137	48	797
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(17)	—	—	(1)	(18)
All-in costs adjusted for non-controlling interests and non-gold producing companies	244	284	41	569	219	376	137	47	779
Adjusted for stockpile write-offs	—	—	(8)	(8)	(4)	—	(1)	1	(4)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	284	33	561	215	376	136	48	775
Gold sold - oz (000)(2)	226	293	—	519	277	400	130	—	807
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,080	970	—	1,067	773	893	1,020	—	875
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,080	970	—	1,081	774	938	1,044	—	959

For the year ended 31 December 2016
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	Brazil		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Cash costs
Cost of sales per segmental information(5)	242	279	21	542	344	381	134	4	863
By-product revenue	—	(2)	—	(2)	(94)	(16)	—	—	(110)
Inventory change	—	—	1	1	7	5	1	—	13
Amortisation of intangible assets	—	—	—	—	—	(7)	(3)	—	(10)
Amortisation of tangible assets	(32)	(83)	(11)	(126)	(77)	(125)	(48)	—	(250)
Rehabilitation and other non-cash costs	1	(10)	(2)	(11)	(8)	(7)	(1)	—	(16)
Retrenchment costs	—	—	—	—	(1)	(1)	—	(1)	(3)
Total cash costs net of by-product revenue	211	184	9	404	171	230	83	3	487
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	8	8	(13)	—	—	—	(13)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	211	184	17	412	158	230	83	3	474
Gold produced - oz (000) (2)	228	292	—	520	281	407	131	—	820
Total cash costs per unit - $/oz(3)	926	630	—	793	563	562	634	—	578

For the year ended 31 December 2016
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	407	3,401
By-product revenue	(1)	(138)
Amortisation of tangible and intangible assets	(114)	(809)
Adjusted for decommissioning and inventory amortisation	2	10
Corporate administration and marketing related to current operations	—	59
Inventory writedown to net realisable value and other stockpile adjustments	1	12
Sustaining exploration and study costs	1	69
Total sustaining capital expenditure	36	659
All-in sustaining costs	332	3,263
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(58)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	332	3,205
Adjusted for stockpile write-offs	(1)	(17)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	331	3,188
All-in sustaining costs	332	3,263
Non-sustaining project capital expenditure	63	53
Technology improvements	—	14
Non-sustaining exploration and study costs	2	54
Care and maintenance costs	—	70
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	—	40
All-in costs	397	3,494
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(53)
All-in costs adjusted for non-controlling interests and non-gold producing companies	397	3,441
Adjusted for stockpile write-offs	(1)	(17)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	396	3,424
Gold sold - oz (000)(2)	347	3,220
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	955	990
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,141	1,063

For the year ended 31 December 2016
AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Cash costs
Cost of sales per segmental information(5)	407	3,401
By-product revenue	(1)	(138)
Inventory change	5	38
Amortisation of intangible assets	—	(20)
Amortisation of tangible assets	(114)	(789)
Rehabilitation and other non-cash costs	(9)	(43)
Retrenchment costs	—	(14)
Total cash costs net of by-product revenue	288	2,435
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(41)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	288	2,394
Gold produced - oz (000)(2)	356	3,250
Total cash costs per unit - $/oz(3)	812	737

5B.	LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the company’s present requirements.

Operating activities

2018

Cash flows from operating activities were $857 million in 2018, $140 million, or 14 percent, lower than the 2017 amount of $997 million. The decrease in cash flows generated by operations was mainly due to a decrease in revenue from gold sales due to the sale of Moab Khotsong, Kopanang and the closure of TauTona offset by a decrease in production costs and dividends received from joint ventures.

Net cash outflow from operating working capital items amounted to $131 million in 2018, compared with an outflow of $156 million in 2017.

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

Financing activities

2018

Cash flows from financing activities in the year ended 31 December 2018 amounted to a net outflow of $393 million, which is a change of $245 million from an outflow of $148 million in the year ended 31 December 2017. Cash inflows from proceeds from borrowings in 2018 decreased by $62 million from $815 million in 2017 to $753 million in 2018. This decrease included a $45 million drawdown on the $1.0 billion syndicated revolving credit facility, $158 million drawdown on the A$500 million syndicated revolving credit facility, $407 million in proceeds from the local borrowings facilities in South Africa and proceeds from other small loans amounting to $143 million.

Cash outflows from repayment of borrowings increased by $200 million from $767 during the year ended 31 December 2017 to $967 million during the year ended 31 December 2018. This increase included the repayment of $80 million of the US$1.0 billion syndicated revolving credit facility, $571 million of the local borrowing facilities in South Africa, $315 million of the A$500 million syndicated revolving credit facility and $1 million relating to other loans.

Finance costs paid decreased by $8 million from $138 million in 2017 to $130 million in 2018. The decrease was due to a combination of decreased borrowings and fluctuating interest rates for Corporate (non-gold producing subsidiaries) of $3 million, Australia of $3 million, AngloGold Ashanti Holdings plc of $1 million and Córrego do Sítio of $1 million.

Bond settlement premium, RCF and bond transaction costs increased by $10 million to $10 million in 2018 from nil in 2017. The increase was due to transaction costs paid for the new $1.4 billion multi-currency RCF.

Dividends paid to non-controlling interests decreased by $19 million from $58 million in 2017 to $39 million in 2018 and were all paid by non-wholly owned subsidiaries. During 2018, the company declared and paid a dividend of $24 million to shareholders, compared to $39 million in 2017.

2017

Cash flows from financing activities in the year ended 31 December 2017 amounted to a net outflow of $148 million, which is a change of $615 million from an outflow of $763 million in the year ended 31 December 2016. Cash inflows from proceeds from borrowings increased by $28 million from $787 million in 2016 to $815 million in 2017. This increase included a $155 million drawdown on the $1.0 billion syndicated revolving credit facility, $42 million drawdown on the A$500 million syndicated revolving credit facility, $540 million in proceeds from the local borrowings facilities in South Africa and proceeds from other small loans amounting to $78 million.

Cash outflows from repayment of borrowings decreased by $566 million from $1,333 million during the year ended 31 December 2016 to $767 million during the year ended 31 December 2017. This decrease included the repayment of $170 million of the US$1.0 billion syndicated revolving credit facility, $428 million of the local borrowing facilities in South Africa, $65 million of the A$500 million syndicated revolving credit facility and $104 million relating to other loans.

Finance costs paid decreased by $34 million from $172 million in 2016 to $138 million in 2017, due to the redemption of the remaining $1.25 billion bonds 8.5% bonds due in 2020 in 2016. This once-off cost did not recur in 2017.

Bond settlement premium, RCF and bond transaction costs decreased by $30 million to nil in 2017 from $30 million in 2016. During 2016, the company incurred a $30 million cost in respect of the repurchase premium and cost on redemption of the remaining $1.25 billion bonds 8.5% bonds due in 2020. This once-off cost did not recur in 2017.

Dividends paid to non-controlling interests increased from by $4 million from $15 million in 2016 to $19 million in 2017 and were all paid by non-wholly owned subsidiaries. During 2017, the company declared and paid a dividend of $39 million to shareholders, whereas in the prior period, no dividend was paid to shareholders.

Liquidity

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash flows from operating activities are therefore the function of gold produced that is sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the company’s operations and the cash flows generated by these operations.

AngloGold Ashanti’s cash and cash equivalents increased to $329 million at 31 December 2018 compared with $205 million at 31 December 2017. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in South African rands and is therefore subject to exchange controls. At 31 December 2018, 79 percent of the company’s cash and cash equivalents were held in US dollars, 11 percent in Australian dollars, three percent in South African rands and seven percent in other currencies.

During April 2010, AngloGold Ashanti Holdings plc issued two rated bonds fully and unconditionally guaranteed by AngloGold Ashanti Limited. The issuance consisted of a 10-year ($700 million) bond with a semi-annual coupon of 5.375% per annum, and a 30-year ($300 million) bond with a semi-annual coupon of 6.50% per annum. Unless the company redeems the bonds earlier, the bonds will mature on 15 April 2020 and 15 April 2040, respectively.

During July 2012, AngloGold Ashanti Holdings plc issued a 10-year $750 million rated bond. Semi-annual coupons are paid at 5.125% per annum. The bonds are dollar based and unless the company redeems the bonds earlier, they are repayable on 1 August 2022. The bonds are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

During July 2015, AngloGold Ashanti Limited, as borrower, entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF 1.4 billion) of R1.4 billion about $98 million) with Nedbank Limited, as facility agent, who in conjunction with ABSA Bank Limited constitute the lenders. Amounts may be repaid and re-borrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.65% per annum. This ZAR RCF 1.4 billion facility, as well as the ZAR RCF 1 billion and ZAR RCF 2.5 billion facilities (see below), will be used to fund the working capital and development costs associated with the group's operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. This facility matures in July 2020.

During August 2016, Geita Gold Mining Limited and Société AngloGold Ashanti de Guinée S.A., as borrowers, entered into a three-year unsecured revolving credit facilities of $100 million with Nedbank Limited, as lender. Interest is currently charged at a margin of between 6.2% and 8% above LIBOR. In January 2019, $35 million of this facility was combined with the Geita RCF (see below). The remaining portion of $65 million was renewed for a further three years in February 2019 and matures in February 2022.

During November 2017, AngloGold Ashanti Limited, as borrower, entered into a three-year unsecured revolving credit facility (ZAR RCF 1 billion) of R1 billion (about $70 million) with The Standard Bank of South Africa Limited, as facility agent and lender. Amounts may be repaid and re-borrowed under the facility during its three-year term and the facility bears interest at JIBAR plus 1.3% per annum. The facility matures in November 2020, with the option on application to extend for another year.

During December 2017, AngloGold Ashanti Limited, as borrower, entered into a three-year unsecured syndicated revolving credit facility (ZAR RCF 2.5 billion) of R2.5 billion (about $174 million) with Nedbank Limited and ABSA Bank Limited, as lenders. Amounts may be repaid and re-borrowed under the facility during its three-year term and the facility bears interest at JIBAR plus 1.8% per annum. The facility matures in December 2020, with the option on application to extend for another year.

AngloGold Ashanti Limited registered a R10 billion Domestic Medium Term Note Programme (DMTNP) with the JSE in April 2011, which was updated in the second half of 2018 to comply with the new JSE debt listing requirements. The DMTNP permits the group to access the South African debt capital market for funding required. The group has not utilised the commercial paper under its R10 billion DMTNP during 2018, instead it made use of its other facilities, to provide for funding requirements of the South Africa region.

During April 2018, Geita Gold Mining Limited, as borrower, entered into a three-year unsecured multi-currency revolving credit facility of $115 million with Nedbank Limited, as underwriter and agent, and certain financial institutions party thereto, as original banks (Geita RCF). The agreement has been amended and restated in January 2019. Facility A is a US dollar based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian shilling facility capped at the equivalent of $45 million with interest charged at a margin of 5% plus a reference rate as determined by the lending agent.

During October 2018, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion with the Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500 million portion of this facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. This new revolving credit facility replaces the $1 billion RCF and A$500 million RCF, which were available until July 2019 and were cancelled during October 2018.

A full analysis of the borrowings as presented on the statement of financial position is included in “Item 18: Financial Statements-Note 24-Borrowings”.

Amounts are converted to US dollars at exchange rates as of 31 December 2018.

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2019 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity-linked instruments.

Current borrowings

AngloGold Ashanti’s current borrowings increased by $101 million to $139 million at 31 December 2018 from $38 million at 31 December 2017. See “Item 18: Financial Statements-Note 24-Borrowings”.

Non-current borrowings

AngloGold Ashanti’s non-current borrowings decreased by $319 million to $1,911 million at 31 December 2018 compared to $2,230 million at 31 December 2017. See “Item 18: Financial Statements-Note 24-Borrowings”.

As at 31 December 2018, AngloGold Ashanti’s total non-current borrowings, including the short-term portion maturing within 2018, was made up as follows:

$ (million)
Unsecured borrowings	1,989
Secured finance leases	61
Total borrowings	2,050
Less: Short-term maturities	139
Total non-current borrowings	1,911
Amounts falling due are scheduled as follows:

$ (million)
Within one year	139
Between one and two years	734
Between two and five years	860
After five years	317
Total	2,050
At 31 December 2018 the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollars	1,896
Australian dollars	48
South African rand	75
Tanzanian shillings	29
Brazilian real	2
Total	2,050
At 31 December 2018, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
Syndicated revolving credit facility (R2.5 billion) - SA rand	174
Syndicated revolving credit facility (R1.4 billion) - SA rand	70
FirstRand Bank Limited (R750 million) - SA rand	52
Revolving credit facility (R1billion) - SA rand	35
Multi-currency syndicated revolving credit facility ($1.4 billion) - US dollar	1,400
Revolving credit facility ($115 million) - US dollar	57
Total undrawn facilities	1,788

AngloGold Ashanti had no other committed lines of credit as of 31 December 2018.

As of 31 December 2018, the company was in compliance with all debt covenants and provisions related to potential defaults.

See “Item 18: Financial Statements-Note 34-Capital Management” and “Item 10C: Material Contracts”.

AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The Audit Committee also reviews these on a quarterly basis at its meetings.

Contractual commitments and contingencies

For a detailed discussion of commitments and contingencies, see “Note 32-Contractual Commitments and Contingencies” to the consolidated financial statements.

As at 31 December 2018, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment	Total amount	Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years
(in millions)	$	$	$	$	$
Capital expenditure (contracted and not yet contracted)(1)	891	571	320	—	—
Other commercial commitments(2)	963	305	430	163	65
Total	1,854	876	750	163	65

(1)	Including commitments through contractual arrangements with equity accounted joint ventures of $91 million.

(2)	Excludes commitments through contractual arrangements with equity accounted joint ventures.

Recent developments

Recent developments disclosed in “Item 18: Financial Statements-Note 35-Recent Developments” include the following details:

On 14 February 2019, AngloGold Ashanti Limited (AGA) sold its holding in Société d’Exploitation des Mines d’Or de Yatela (Yatela) to the government of Mali, for a consideration of $1. As part of the transaction, a one-time payment will be made to the government of Mali in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela site, and also financing certain outstanding social programmes. Upon completion and this payment being made, AngloGold Ashanti will be released of all obligations relating to the Yatela project. At 31 December 2018, the estimated costs relating to rehabilitation, mine closure and the financing of social programmes amounted to $19.7 million.

On 19 February 2019, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 95 South African cents (assuming an exchange rate of ZAR13.7619/$, the gross dividend payable per ADS is equivalent to 7 US cents).

Related party transactions

For a detailed discussion of related party transactions, see “Item 7B: Related Party Transactions”.

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold Ashanti’s accounting policies are described in “Note 1-Accounting Policies” to the consolidated financial statements.

Critical accounting policies

AngloGold Ashanti’s accounting policies are described in “Note 1-Accounting Policies” to the consolidated financial statements.

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

Research and development expenditure included in the income statement amounted to $1 million, $11 million and $15 million during 2018, 2017 and 2016, respectively.

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

See “Item 5F: Tabular Disclosure of Contractual Obligations”.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at 31 December 2018 AngloGold Ashanti had the following known contractual obligations:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	2,757	135	1,049	910	663
Capital lease obligations	93	12	23	17	41
Operating lease obligations	265	102	96	67	—
Purchase obligations
- Contracted capital expenditure(2)	99	99	—	—	—
- Other purchase obligations(3)	963	305	430	163	65
Environmental rehabilitation costs(4)	819	75	61	82	601
Pensions and other post-retirement medical obligations(5)	100	9	19	20	52
Total	5,096	737	1,678	1,259	1,422

(1)	Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer to “Note 24-Borrowings”
of the consolidated financial statements).

(2)	Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.

(3)	Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon.

(4)
Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. They are calculated using undiscounted real cash flows, not nominal cash flows. The amount will change from year to year depending on rehabilitation work undertaken, changes in design and methodology and new occurrences. For more information of environmental rehabilitation obligations, see "Item 4B: Business Overview-Mine Site Rehabilitation and Closure" and "Item 4B: Business Overview-Environmental, Health and Safety Matters”. Amounts stated include a total estimated liability of $58 million in respect of equity accounted joint ventures.

(5)	Represents payments for unfunded plans or plans with insufficient funding.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

As at 19 March 2019, AngloGold Ashanti has a unitary board comprising 12 directors - 10 independent non-executive directors and two executive directors. Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed(1)
Kelvin Dushnisky	55	Executive director and chief executive officer	2018
Christine Ramon	51	Executive director and chief financial officer	2014
Sipho Pityana(2)	59	Independent non-executive director and chairman	2007
Alan Ferguson	61	Independent non-executive director	2018
Albert Garner	63	Independent non-executive director	2015
Rhidwaan Gasant	59	Independent non-executive director	2010
Dave Hodgson	71	Independent non-executive director	2014
Nozipho January-Bardill	68	Independent non-executive director	2011
Michael J. Kirkwood	71	Independent non-executive director	2012
Maria Richter	64	Independent non-executive director	2015
Rodney J. Ruston	68	Independent non-executive director	2012
Jochen Tilk	55	Independent non-executive director	2019

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

Sipho Pityana (59)
BA (Hons), MSc, Dtech (Honoris)
Independent Non-Executive Chairman
Appointed: A director on 13 February 2007 and Chairman of the Board on 17 February 2014
Board committee memberships:	• Nominations Committee (Chairman)
• Remuneration and Human Resources Committee
• Social, Ethics and Sustainability Committee

Sipho Pityana is the Independent Non-Executive Chairman of the company. He has extensive business experience having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own company, Izingwe Capital which he chairs. He is chairman of the JSE-listed Onelogix Group, as well as the Council of the University of Cape Town. He has previously served as chair of Munich Reinsurance of Africa, he also served on the boards of Bytes Technology Group, Afrox, SPESCOM, Scaw Metals Group and the Old Mutual Leadership Group. He previously worked as an executive director of Nedcor Investment Bank and managing director of Nedbank.

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

Kelvin Dushnisky (55)
BSc (Hons), MSc and Juris Doctor
Chief Executive Officer
Appointed: 1 September 2018

Kelvin Dushnisky was appointed as Chief Executive Officer and an Executive Director of AngloGold Ashanti on 1 September 2018. He leads the execution of AngloGold Ashanti’s strategic priorities and oversees a global portfolio of mining operations and projects in Africa, South America and Australia, along with exploration interests and investments in North America. He also leads the company’s interface with key stakeholders including shareholders, host governments, communities and organised labour groups, among others.

Mr. Dushnisky previously worked sixteen-years at Barrick Gold Corporation, where he served as president and a member of the board of directors. He is a member of the Advisory Board of the Shanghai Gold Exchange, the Accenture Global Mining Executive Council, member and principal business advisor to the Institute of Business Advisers Southern Africa and the Institute of Directors Southern Africa. Mr Dushnisky is also a member of the Law Society of British Columbia, the Canadian Bar Association and the Canadian Council for the Americas. He represents AngloGold Ashanti on the World Gold Council and the International Council on Mining and Metals. He is a past member of the Board of Trustees of the Toronto-based University Health Network.

Christine Ramon (51)
BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)
Chief Financial Officer and Executive Director
Appointed: 1 October 2014
Board committee memberships:	• Investment Committee

Christine Ramon was appointed Chief Financial Officer of AngloGold Ashanti with effect from 1 October 2014. She is responsible for the group technical accounting and reporting function ensuring full compliance/disclosure in accordance with the relevant regulations. She is also responsible for the group’s treasury, taxation, insurance and risk function, shared services, including the South African region’s commercial function, managing the group’s corporate costs, internal audit and information technology.

Ms. Ramon has held senior financial management and executive positions in various companies, in particular as chief financial officer and executive director of Sasol Limited from 2006 to 2013. Prior to this, she was chief executive officer of Johnnic Holdings Limited, having previously served as its financial director. Ms. Ramon has served on the boards of Transnet SOC Limited, Lafarge SA Limited, and Johnnic Communications Limited. She is currently a non-executive director on the board of MTN Group Limited.

Ms. Ramon currently serves as the chairperson of the CFO Forum of South Africa and as a director of the International Federation of Accountants. She served previously as a member of the Standing Advisory Committee to the International Accounting Standards Board and as Deputy Chair of the Financial Reporting Standards Council of South Africa.

Alan Ferguson (61)
BSc (Accountancy and Business Economics), CA (Institute of Chartered Accountants of Scotland)
Independent Non-Executive Director
Appointed: 1 October 2018
Board committee memberships:	• Audit and Risk Committee • Remuneration and Human Resources Committee

Alan Ferguson is an Independent Non-Executive Director. As a chartered accountant, Mr. Ferguson is highly experienced in a range of finance roles. He was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011 he has held non-executive directorships on a number of boards, including current positions with Johnson Matthey, Croda International and Marshall Motors Holdings, all based and listed, in the United Kingdom. He chairs the Audit Committee’s on all these boards.

Albert Garner (63)
BSE, Aerospace and Mechanical Sciences
Independent Non-Executive Director
Appointed: 1 January 2015
Board committee memberships:	• Audit and Risk Committee • Investment Committee • Nominations Committee

Albert Garner is an Independent Non-Executive Director. He has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co., LLC for 39 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Albert became a general partner in 1989 and is now Vice Chair -Investment Banking. Over the past 10 years he has advised and acted as lead adviser to more than 50 companies and their boards of directors on transformative transactions.

Rhidwaan Gasant (59)
BCompt (Hons), CA (SA), ACIMA, Executive Development Programme
Independent Non-Executive Director
Appointed: 12 August 2010
Board committee memberships:	• Audit and Risk Committee (Chairman) • Investment Committee

Rhidwaan Gasant is an Independent Non-Executive Director. He was previously the Chief Executive Officer of Energy Africa Limited.  He serves as a director and chairs the Audit and Risk Committees of international companies in the MTN Group. His other directorships include those in the Rapid African Energy Holdings Group, a start up oil and gas exploration business focused on Africa, and Edcon Limited.

David Hodgson (71)
BSc (Civil Engineering), BSc (Mining) (Hons), BCom, Advanced Management Program (Harvard)
Independent Non-Executive Director
Appointed: 25 April 2014
Board committee memberships:	• Investment Committee • Social, Ethics and Sustainability Committee

David Hodgson is an Independent Non-Executive Director. He formerly held a series of senior and executive positions over three decades with the Anglo American and De Beers group of companies, and also held the post of Chief Operating Officer of AngloGold Ashanti from November 2001 through to his retirement in April 2005. In addition, he has held non-executive directorships at Moto Gold Mines Limited, Uranium One Inc., Goliath Gold Mining Limited, Auryx Gold Corporation, Montero Mining and Exploration Limited, and Acacia Mining. He currently serves as a non-executive director of Osino Resources Corp., a Canadian company, focused on the acquisition and development of gold projects in Namibia.

Nozipho January-Bardill (68)
BA (English and Philosophy), MA (Applied Linguistics), Diploma Human Resources Management, Certificate in Education
Independent Non-Executive Director
Appointed: 1 October 2011
Board committee memberships:	• Social, Ethics and Sustainability Committee (Chairman) • Remuneration and Human Resources Committee

Ambassador Nozipho January-Bardill is an Independent Non-Executive Director. She has extensive experience in both the local and international public and private sectors. She is an Independent Non-Executive Director (NED) on the boards of AngloGold Ashanti and Mercedes Benz South Africa (MBSA), and chairs the Social, Ethics and Sustainability board sub-committees of both companies. She is also a member of the MTN Foundation and was appointed the Chairperson of the Council of the Nelson Mandela

University in October 2017. Other NED positions were held in Credit Suisse Securities Johannesburg as well as Southern Life and Momentum Limited after their merger. She has also chaired the board of the SA Health and Welfare Sector Education and Training Authority (HWSETA).

Ms. January-Bardill is chair of the Interim Board of the newly registered UN Global Compact Local Network in South Africa and a member of the boards of Shared Value Africa Initiative (SVAI), Phenduka Literacy project and Tshwaranang Legal Advocacy to end violence against women. She was the Acting Chief of Staff of UN Women from Jan 2014 to March 2015 and special adviser to UN Women in SA and New York until the end of 2017.

She has served as Executive Director of Corporate Affairs and Spokesperson at MTN Group, and on multiple boards of operations in the MTN African footprint. Prior to MTN she was the South African Ambassador to Switzerland, Lichtenstein and the Holy See, where she thrived in economic and cultural diplomacy. On her return she was appointed Deputy Director General of Human Capital Management in the South African Department of Foreign Affairs (now DIRCO).

Other senior appointments included being the Chief Director of Transformation and Democratisation in the post-apartheid South African Parliament, and a member of the Council of the University of Cape Town. Ms. January-Bardill served 12 years as a member of the UN Committee for the Elimination of Racial Discrimination and among other publications on race and gender justice, recently contributed a chapter in a Manchester University Press publication (2017) entitled Fifty Years of the International Convention on the Elimination of all Forms of Racial Discrimination-A Living instrument. Besides her passion for working on issues related to human rights, gender and social justice in the private and public sectors, Ms. January-Bardill is active in advancing good corporate governance, ethical conduct, environmental stewardship and sustainable development, including the promotion of the 2030 Global Goals.

Michael J. Kirkwood (71)
AB, Stanford (Economics & Industrial Engineering)
Independent Non-Executive Director
Appointed: 1 June 2012
Board committee memberships:	• Remuneration and Human Resources Committee (Chairman)
• Audit and Risk Committee
• Nominations Committee

Michael J. Kirkwood is an Independent Non-Executive Director. He experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30-year career with the bank. He is currently Chairman of Ondra Partners LLP, Senior Independent Director of Bushveld Minerals Limited, and a non-executive director of London Scottish International Limited. He formerly served as Chairman of Circle Holdings plc and on the boards of Kidde plc, UK Financial Investments Limited, Eros International plc and as deputy chairman on PwC’s Advisory Board. During his career in finance, he held appointments as Chairman of British American Business Inc., as President and a Fellow of The Chartered Institute of Bankers and as Deputy Chairman of the British Bankers Association.

Maria Richter (64)
BA, Juris Doctor
Independent Non-Executive Director
Appointed: 1 January 2015
Board committee memberships:	• Audit and Risk Committee
• Remuneration and Human Resources Committee
• Nominations Committee

Maria Richter is an Independent Non-Executive Director. She is an experienced non-executive director who has served on a diverse range of UK and International boards. She previously served on the board of National Grid plc in the UK from 2003 to July 2014 where she was the chairperson of the finance committee and a member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, and Bessemer Trust.  She is a member of the audit and compensation committees of Rexel and the remuneration committee of Bessemer Trust.

On 1 September 2017, she joined the divisional board of Barclays International and in April 2018, she transitioned from Barclays International to the board of Barclays Bank plc and is a member of both its risk and remuneration committees. Maria’s professional career spanned from 1980 to 2002 during which time she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Rodney Ruston (68)
MBA Business, BE (Mining)
Independent Non-Executive Director
Appointed: 1 January 2012
Board committee memberships:	• Investment Committee (Chairman)
• Audit and Risk Committee

Rodney Ruston is an Independent Non-Executive Director. He has over 35 years of business experience during which he has led private and publicly-listed companies in the resources, oil and gas and construction industries. His international experience as the chief executive of a heavy construction and mining contractor coupled with chief executive roles with operating resource companies provides the board with a broad based director, who can provide insight and advice on the full range of domestic and international activities in the AngloGold Ashanti business. Mr. Ruston is currently the chief executive of County Coal Limited, an Australian listed start-up company, which he joined in July 2012. He was previously Chief Executive Officer and President of North American Energy Partners Inc., a large Canadian mining and construction contracting company, which he took public with a listing on the NYSE and the TSX. Prior to that he was managing director of Ticor Limited, an Australian-based titanium producer with operations in Australia and South Africa.

Jochen Tilk (55)
Bachelors in Mining Engineering, Masters in Mining Engineering
Independent Non-Executive Director
Appointed: 1 January 2019
Board committee memberships:	• Investment Committee (Chairman)
• Social, Ethics and Sustainability Committee

Jochen Tilk is an Independent Non-Executive Director. He is the former Executive Chair of Nutrien Inc., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. He is the former President and Chief Executive Officer of Potash Corporation of Saskatchewan. Mr. Tilk, previously spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s president and chief executive officer. He is also a director of Emera Inc., a publicly listed energy utility company and the Princess Margaret Cancer Foundation, a not-for-profit organization, which raises funds to support the Princess Margaret Cancer Centre.

Board movements during 2018 and subsequent to year end

The following changes to the board of directors took place during the period from 1 January 2018 to 31 December 2018 and subsequent to year-end:

•
the following directors retired at the Annual General Meeting on 16 May 2018 and being eligible for re-election were re-elected by the shareholders: Al Garner, Nozipho January-Bardill, Rhidwaan Gasant and Christine Ramon.

•	Sindiswa Zilwa resigned as an Independent Non-Executive Director with effect from 15 May 2018.

•	Srinivasan Venkatakrishnan resigned as Chief Executive Officer and an Executive Director of the board with effect from 31 August 2018.

•	Kelvin Dushnisky was appointed as Chief Executive Officer and Executive Director of the board with effect from 1 September 2018.

•	Alan Ferguson and Jochen Tilk were appointed as Independent Non-Executive Directors with effect from 1 October 2018 and 1 January 2019, respectively.

In terms of the company’s Memorandum of Incorporation (MoI), one third of the directors are required to retire at each Annual General Meeting (AGM) and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the AGM on 9 May 2019 are Maria Richter, Michael Kirkwood and David Hodgson. Ms. Richter is eligible and has offered herself for re-election. Messrs Kirkwood and Hodgson have elected not to stand for re-election in accordance with board policies and guidelines.

EXECUTIVE COMMITTEE

AngloGold Ashanti’s executive management team (Executive Committee) comprises nine members of whom two are executive directors. This committee oversees the day-to-day management of the group’s activities and is supported by country and regional management teams as well as by group corporate functions.

In addition to Kelvin Dushnisky and Christine Ramon, the following people are members of the Executive Committee:

Tirelo Sibisi (50)
BSSc, Advanced HR Executive Development Programme, Post Graduate Diploma in Business Management and an MBA
Executive Vice President - Group Human Resources

In her role as Executive Vice President - Group Human Resources, Tirelo Sibisi is responsible for Group Human Resources, which entails attracting, retaining and developing a highly engaged, diverse and productive workforce. She has more than 20 years’ experience in the field of human resources both local and Internationally, having been the Group executive for human resources and corporate social investment at PPC Cement.

Ms. Sibisi's experience includes 10 years in the information technology sector at IBM (South Africa and Europe) and at Telkom, making her a well-rounded human resources generalist with strengths in talent management, succession planning, organisational transformation and diversity management, union negotiations and executive compensation. She served on the Board of the Institute of People Management in SA as a Non- Executive Director and was a member of the Remuneration Committee and the Finance Committee. She currently sits on the Board of AngloGold Ashanti in Ghana.

Charles Carter (56)
BA (Hons), DPhil
Executive Vice President - Strategy and Business Development

In his role as Executive Vice President - Strategy and Business Development, Charles Carter is responsible for group strategy, business development, corporate finance, investor relations and communications. He has worked in the mining industry in South Africa and the Americas for 25 years and has had responsibility for a range of additional portfolios that include human resources, risk management, business planning and executive responsibility for the company’s business in Colombia.

Graham Ehm (61)
BSc Hons, MAusIMM, MAICD
Executive Vice President - Group Planning and Technical

Graham Ehm, who has multi-commodity experience, has held senior leadership positions in AngloGold Ashanti in Tanzania and Australia. In his role as Executive Vice President - Group Planning and Technical, he is responsible for business planning and portfolio optimisation, capital investment optimisation, monitoring of projects, studies and exploration, and non-managed joint ventures. In 2014, he was also assigned accountability for the closure and redevelopment of the Obuasi Gold Mine.

Maria Sanz Perez (53)
BCom LLB, Higher Diploma in Tax, Advance Map Program (Harvard), Admitted Attorney
Executive Vice President - Legal, Commercial and Governance and Company Secretary

Maria Sanz Perez partners with the company’s business leaders to ensure AngloGold Ashanti complies with legal requirements across the group. Her other responsibilities include compliance, company secretarial functions and integrated reporting. She is also accountable for the legal and commercial aspects of global procurement. Ms. Sanz Perez has been with the group since 2011 and has worked in similar positions for leading South African companies in her career including Investec, Sappi and Afrox.

Ludwig Eybers (52)
BSc (Mining Engineering), Post graduate qualifications with Darden Business School, USA
Chief Operating Officer - International

Ludwig has over 30 years international mining experience. He joined AngloGold Ashanti in 2011 as Senior Vice President Namibia and Mining Task Force, based in Perth Australia. In 2013, he relocated to AngloGold Ashanti in South Africa to take-up the position of Senior Vice President Continental Africa Region. He was subsequently promoted to Chief Operations Officer-International in 2017. He is currently responsible for overall strategic and operational responsibilities for production at the company’s mining operations across three continents and eight countries.

Stewart Bailey (45)
Executive Vice President - Corporate Affairs

Stewart Bailey was formerly Senior Vice President of Investor Relations & Group Communications, has been appointed as Executive Vice President: Corporate Affairs in 2019. His portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering each of the core sustainability disciplines. His in-depth knowledge of the Company and many of its stakeholders, close cooperation with the sustainability team over several years and ongoing work in integrating environmental, social and governance reporting into the broader business, provide a strong foundation for this role.

Mr. Bailey previously covered debt and equity investors in the US, South Africa, the UK, Europe and Asia. He is also a key member of AngloGold Ashanti’s capital markets team, which has successfully completed debt issues of more than $3bn since 2010. He also held line responsibility for AngloGold Ashanti’s corporate communications programme, which included engagement with financial news media in South Africa, the US and the UK. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.

Sicelo Ntuli (40)
BSc Eng. (Electrical), MBA
Chief Operating Officer - Africa

Sicelo Ntuli has over 20 years work experience in the mining industry and has held various senior roles in Operations, Engineering, Business Strategy and Investor Relations. In 2011, he was appointed Managing Director of Iduapriem Mine and played a key role in the turnaround of the mine’s operating performance and reduction of costs. Mr. Ntuli was promoted to Senior Vice President Continental Africa Region in 2016 where he led the transition of Geita from open pit to underground operations, amongst other achievements. He was subsequently promoted to role of Chief Operating Officer Africa, including South African operations in 2019. Mr. Ntuli is also a Harvard Business School alumnus.

COMPETENT PERSONS

As part of its suite of annual reports, AngloGold Ashanti produces a Mineral Resource and Ore Reserve Statement and all the information in this report that relates to Exploration Results, Mineral Resource and Ore Reserve is based on information compiled by the Competent Persons.

During the past decade, the company has developed and implemented a system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. A documented chain of responsibility exists from the Competent Persons at the operations to the Company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the AngloGold Ashanti Mineral Resource and Ore Reserve Steering Committee, Mr Vaughan Chamberlain, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Vaughan Chamberlain (56)
MSc (Mining Engineering), BSc (Hons) (Geology), FAusIMM

Vaughan Chamberlain holds a BSc (Hons) degree in Geology from the University of Natal and a MSc in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of Senior Vice President: Strategic Technical Group and is Chairman of the AngloGold Ashanti Mineral Resource and Ore Reserve Steering Committee.

6B.	COMPENSATION

REMUNERATION AND HUMAN RESOURCES COMMITTEE

Remuneration and Human Resources Committee (Remco)

The Remco comprises of five non-executive directors . Its purpose is to discharge the responsibilities of the board relating to all compensation, including all salary and equity compensation of the company’s executives. The committee establishes and administers the company’s executive remuneration and its broad objectives include; aligning executive remuneration with company performance and shareholder interests; setting remuneration standards aimed at attracting, motivating and retaining a competent executive team; linking individual pay with operational and company performance aligned to strategic objectives; and evaluating compensation of executives including approval of salary, equity and incentive based awards.

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

In 2018, the committee was composed of the following members:

Members
Michael J. Kirkwood (Chairperson);
Sipho Pityana;
Nozipho January-Bardill;
Alan Ferguson - (since 1 October 2018);
Maria Richter; and
Sindiswa Zilwa - (resigned effective 15 May 2018).

The meetings of the committee are attended by the Chief Executive Officer, Chief Financial Officer and Executive Vice President: Group Human Resources, except when their own remuneration or benefits are being discussed.

Remuneration policy

The remuneration policy is designed to allow AngloGold Ashanti to compete in a global market where we strive to retain and remunerate our employees using fair, robust and appropriate remuneration and reward for their contributions. Cost management and shareholder value remain fundamental drivers of our policy.

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

For a description of share-based compensation and awards (including cash awards) see “Item 6E: Share Ownership”.

Executive directors do not receive payment of directors fees or committee fees.

Benchmarking

Our executives and non-executives are benchmarked against a global group of competitors. AngloGold Ashanti’s size and complexity as well as each individual executive’s role are reviewed against the benchmark group from a base pay, benefits, guaranteed pay and variable pay perspective (which takes into consideration individual performance). The 2018 bespoke benchmark survey was completed by Mercer.

Our salary benchmarks are targeted at the market median of a global market. Where there is a shortage of specialist and/or key technical skills higher than the benchmark median salary is paid.

Each executive’s role is individually sized to ensure the best match possible. The comparison is done on the same or similar roles irrespective of place of work (including a review of purchasing power parity between countries). Each component of remuneration (base salary, short-term incentives, long-term incentives, co-investment plan and employee benefits and allowances) is analysed and compared with the benchmarks and the overall package is reviewed accordingly. The last allocation regarding the long-term incentive and the co-investment plan participation was done in 2017 and 2018, respectively. The new incentive scheme, the Deferred Share Plan (DSP), has been implemented in January 2018. For a description of the DSP, see “Item 6E: Share Ownership--AngloGold Ashanti share incentive scheme-Deferred Share Plan (DSP)”.

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees receive retirement benefits under defined contribution plans. There are no longer any executives in the legacy defined benefit plan. Contributions vary based on the employee’s retirement plan.

EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION

See "Item 18: Financial Statements-Note 31-Related Parties-Directors and other key management personnel-Executive Directors’ and Prescribed Officers’ remuneration".

NON-EXECUTIVE DIRECTORS' COMPENSATION

The compensation of non-executive directors is fixed by shareholders at the annual general meeting. In addition to their compensation, the non-executive directors receive fees for their participation on board committees and allowances for travelling internationally to attend board meetings. Non-executive directors do not receive further payments from the company and are precluded from participation in the company’s share incentive scheme.

NON-EXECUTIVE DIRECTORS’ REMUNERATION

See "Item 18: Financial Statements-Note 31-Related Parties-Directors and other key management personnel-Non-Executive Director remuneration".

6C.	BOARD PRACTICES

The Board of Directors

The company is governed by a unitary board of directors, the composition of which promotes the balance of authority and precludes any one director from dominating decision-making. Our board membership at year-end comprised 12 directors, 10 independent non-executive directors and two executive directors.

The board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented terms of reference, which are reviewed annually.

See Item 6A: “Directors and Senior Management” for information about the composition of the Board and directors’ term of office and year of appointment.

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

In terms of the company’s Memorandum of Incorporation (MoI), one third of the directors are required to retire at each Annual General Meeting (AGM) and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the AGM on 9 May 2019 are Maria Richter who is eligible and has offered herself for re-election, and Michael Kirkwood and David Hodgson who have elected not to offer themselves for re-election.

The company’s MoI does not set a mandatory retirement age for non-executive directors. However, in accordance with recommendations of King IV - any independent non-executive director serving more than nine years should be subjected to a rigorous review of his independence and performance by the board.

Service contracts

Non-Executive Directors
Non-executive directors receive fees for their services as directors which are approved by shareholders at annual general meetings. Non-executive directors do not participate in the company’s share incentive scheme.

Non-executive directors do not hold service contracts with the company.

Executive Committee
All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s Deferred Share Plan (DSP).

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

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2018 were as follows:

Executive committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

Key activities of the board and committees during 2018

The activities of the board and committees during 2018 were aimed at promoting the economic stability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance

The composition of the board and committees at the date of this report and attendance at meetings during 2018 are disclosed in the table below:

	Board	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nomination	CEO search(6)	NED search(6)
Number of meetings in 2018	10	5	4	4	5	2	4	4
SM Pityana	10	n/a	n/a	4	5	2	4	4
R Gasant	10	5	4	n/a	n/a	n/a	n/a	n/a
DL Hodgson	10	n/a	4	n/a	5	n/a	n/a	1
NP January-Bardill	10	n/a	n/a	4	5	n/a	n/a	n/a
MJ Kirkwood	10	5	n/a	4	n/a	2	n/a	3
AH Garner(1)	10	3	4	n/a	n/a	1	n/a	n/a
RJ Ruston	10	5	4	n/a	n/a	n/a		3
MDC Richter	10	5	n/a	4	n/a	2		n/a
SV Zilwa(2)	5	3	1	2	n/a	n/a	n/a	n/a
AM Ferguson (3)	2	1	n/a	1	n/a	n/a	n/a	n/a
S Venkatakrishnan (4)	7	n/a	n/a	n/a	4	n/a	n/a	n/a
KPM Dushnisky (5)	2	n/a	n/a	n/a	n/a	n/a	n/a	n/a
KC Ramon	10	n/a	4	n/a	n/a	n/a	n/a	n/a

(1)	AG Garner ceased being a member of the Audit and Risk Committee as of 15 May 2018, and was appointed to the Nominations Committee on with effect from 16 February 2018.

(2)	SV Zilwa resigned from the board with effect from 15 May 2018.

(3)	AM Ferguson was appointed to the board with effect from 1 October 2018.

(4)	S Venkatakrishnan resigned as chief executive officer with effect from 31 August 2018.

(5)	KPM Dushnisky was appointed as chief executive officer with effect from 1 September 2018.

(6)	Two special purpose committees were established by the board in 2018, the CEO Search Committee and the NED Search Committee.

Audit and Risk Committee

The Audit and Risk Committee comprises six independent non-executive directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving mining environment.

The Audit and Risk Committee’s duties as required by section 94(2) of the South African Companies Act, King IV and JSE Listing Requirements are set out in its board-approved terms of reference which is reviewed and updated annually. These duties were discharged as follows:

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

•	assessed the effectiveness of the group’s external audit function;

•	approved the appointment of the external auditors to provide independent limited assurance on certain sustainability indicators as included in the Sustainable Development Report;

•	reviewed developments in reporting standards, corporate governance and best practice;

•	monitored the governance of information technology (IT) and the effectiveness of the group’s information systems;

•	reviewed the adequacy and effectiveness of the group’s compliance function; and

•	evaluated the effectiveness of the committee through a self-assessment.

Proceedings and Performance Review

The Audit and Risk Committee formally met five times in 2018.

The current members of the Committee are:

Audit and Risk Committee Members	R Gasant (Chairman and independent NED)
MJ Kirkwood (Independent NED)
AH Garner (Independent NED)
RJ Ruston (Independent NED)
MDC Richter (Independent NED)
AM Ferguson (Independent NED) joined 1 October 2018
Number of meetings held from January to December 2018	Five
NED - Non-Executive Director

The Chief Financial Officer, Senior Vice President: Finance, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit; Vice President: Group Tax; Group Risk Manager; Chief Information Officer; Group Compliance Officer, the external auditors, as well as other assurance providers regularly attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The full Audit and Risk Committee meets separately during closed sessions with management (including the Chief Executive Officer), internal audit and external audit at every scheduled quarterly meeting.

The Audit and Risk Committee assessed its effectiveness through the completion of an independent external evaluation process, during which results were discussed, actions taken and processes put in place to address areas identified for refinement.

Remuneration and Human Resources Committee

The Remuneration and Human Resources Committee activities are governed by the Terms of Reference (these were reviewed and approved at the August 2018 Remuneration and Human Resources Committee meeting). The purpose of the Committee is to assist the Board in discharging its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, employment, severance pay and ongoing perquisites or special benefit items and equity compensation of the Company’s executives, including the Chief Executive Officer as well as retention strategies, design and application of material compensation programmes and share ownership guidelines.

With respect to its mandate on human resources, the Committee has strategic oversight of matters relating to the development of the Company’s human resources with the main objective of creating a competitive human resource for the Group.

The Committee operates in an independent role, operating as an overseer with accountability to the Board. This is accomplished by:

•	Reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer;

•	Evaluating the performance of the Chief Executive Officer in light of these goals and objectives annually and setting compensation based on such evaluation;

•	Ensuring that the mix of fixed and variable pay, in base pay, shares and other elements of compensation meets the company’s requirements and strategic objectives;

•	Linking individual pay with operational and company performance in relation to strategic objectives;

•	Considering the sentiments and views of the company’s investors;

•	Regularly reviewing incentive schemes to ensure continued contribution to shareholder value and ensure that these are administered in terms of the rules;

•	Regularly reviewing human resources strategy aimed at ensuring the supply and retention of sufficient skilled resources to achieve the company’s objectives;

•	Ensure that the remuneration policy and implementation report is put to a non-binding advisory vote at the general meeting of shareholders once every year; and

•	Review the outcome of the implementation of the remuneration policy to ensure that the set objectives are being achieved and fairness is addressed.

The current members of the Committee are:

Remuneration and Human Resource Committee Members	MJ Kirkwood (Chairman and independent NED)
NP January-Bardill (Independent NED)
SM Pityana (Board Chairman)
MDC Richter (Independent NED)
AM Ferguson (Independent NED) joined 1 October 2018
Number of meetings held from January to December 2018	Five
Other individuals who regularly attended meetings	KPM Dushnisky (CEO)
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

6D.    EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last three financial years was:

	2018	2017	2016
South Africa	18,803	26,245	28,507
Continental Africa	14,833	13,593	12,691
Australasia	1,051	974	925
Americas	7,973	8,511	8,126
Other, including corporate and non-gold producing subsidiaries	1,589	2,157	2,400
Total*	44,249	51,480	52,649

*	The number of contractors employed on average during 2018 was 14,281.

Labour relations and collective bargaining

At AngloGold Ashanti, all employees have the right to freedom of association and collective bargaining, which we recognise and apply according to the applicable laws and regulations in each of the countries in which we operate. Only our Australasian operations do not have collective bargaining, as this is not recognised in Australia.

In the South African region, engagement was aimed at informing relevant stakeholders about the restructuring process which is aimed at protecting the longer-term sustainability of the business and limit job losses. The process was completed reaching a balance between preserving local jobs while we focused on creating a smaller, more profitable production base in the South African region. These engagements helped to mitigate forced retrenchments, limiting the 2,000 retrenchments initially anticipated to 72. This was achieved by offering voluntary severance packages, and preserving jobs by transferring ownership when selling some of the mines and the non-core assets, such as healthcare facilities and rail networks in the Vaal River region.

Additionally, in 2018 we concluded wage negotiations and signed a three-year wage agreement with all employee representatives (unions). The wage negotiations were concluded amicably without any disruptions and we managed to agree on a new shift arrangement. This shift arrangement was implemented in November 2018 and will allow for planned work cycle activities to be realised, resulting in improved safe production levels, while productivity is expected to increase.

In Continental Africa - labour relations remained stable across the region, despite some labour stoppage challenges.

In Siguiri, the 2018 wage negotiations were successfully conducted and finalised within 10 days with the agreed outcome remaining within mandate.

In Mali, the mine labour relations climate continued to be influenced by the uncertainty relating to the Sadiola sulphides project. Negotiations relating to the phased retrenchments necessitated by restricted and suspended mining operations were successfully concluded and implemented. These were effective from 31 May 2018. The final agreement focused mainly on providing an additional social package on top of the legal package, thereby helping to soften the social impact of the retrenchments. This agreement nullified any wage increases for 2018 and 2019. At Yatela, the retrenchment process, as approved by the labour inspector in 2017, was concluded.

In Ghana, following commitment to develop a salary adjustment framework in 2017, Iduapriem successfully concluded a two-year salary adjustment framework with the Ghana Mineworkers Union in mid-2018.

In Tanzania, towards the end of 2017, Geita management and the union concluded a compressed working week agreement for implementation in 2018 in respect of Geita mine employees. This agreement was concluded alongside a full review of the two-year collective bargaining agreement. The next full review of the bargaining agreement is planned for October 2019. Annual wage negotiations were successfully concluded on 3 December 2018.

In the Americas region, annual wage negotiations in both Brazil and Argentina were concluded and agreements signed. Brazil signed all three collective agreements (Nova Lima, Santa Bárbara and Crixás) the first week of August 2018. CVSA, in Argentina, completed the 2018 salaries negotiation in January 2019 (when inflation was known and final percentage increase for 2019 was agreed) and after two prior adjustments made in May 2018 (fix amount paid) and September 2018 (percentage increase).

6E.	SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December 2018, which individually did not exceed one percent of the company’s issued ordinary share capital are included in the annual financial statements, see "Item 18: Note 31-Related Parties-Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares"

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office. See "Item 10H: Documents on Display".

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2018

Refer "Item 18: Note 31 - Related Parties - Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares"

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

MINIMUM SHAREHOLDING REQUIREMENT FOR EXECUTIVES

With effect from March 2013, a minimum shareholding requirement (MSR) is applicable to all executives as indicated below:
Executive directors
Chief Executive Officer

•
Within three years of appointment (or for existing executive director, from introduction of this rule) executive director is to accumulate a MSR of AngloGold Ashanti shares to the value of 100 percent of net annual base salary; and

•
At the end of six years, executive director is to accumulate a MSR of AngloGold Ashanti shares to the value of 200 percent of net annual base salary (additional 100 percent MSR) which they will be required to hold on an on-going basis.

Chief Financial Officer

•
Within three years of appointment (or for existing executive director, from the introduction of this rule), executive director is to accumulate a MSR of AngloGold Ashanti shares to the value of 75 percent of net annual base salary; and

•
At the end of six years, executive director is to accumulate a MSR of AngloGold Ashanti shares to the value of 150 percent of net annual base salary (additional 75 percent MSR) which they will be required to hold on an on-going basis.

Executive Committee members:

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

The table below summarises each director and executive committee member’s accomplishment of the MSR:

Executive	Six-year target Achievement Date	MSR holding as at 31 December 2018 as percentage of net base pay	Three-year MSR Target Achievement Percentage	Six-year MSR Target Achievement Percentage
Executive Directors
KPM Dushnisky(1)	March 2024	74%	100%	200%
KC Ramon	March 2021	425%	75%	150%
Prescribed Officers
CE Carter	March 2019	235%	75%	150%
GJ Ehm	March 2019	318%	75%	150%
L Eybers	March 2023	137%	75%	150%
DC Noko	March 2019	562%	75%	150%
ME Sanz Perez	March 2019	662%	75%	150%
C Sheppard	March 2021	126%	75%	150%
TR Sibisi	March 2022	75%	75%	150%
Exit
S Venkatakrishnan(2)	March 2019	0%	100%	200%

(1)	The Executive Director joined the company 1 September 2018 and the MSR achievement is due in March 2021. The six-year achievement is due in March 2024.

(2)	S Venkatakrishnan resigned effective 30 August 2018.

CO-INVESTMENT PLAN

To assist executives in meeting their MSR’s, with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted on the conditions below:

Executives will be allowed to take up to 50 percent of their after-tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150 percent, with vesting over a two-year period in two equal tranches. Due to the implementation of the new incentive scheme in January 2018, the Deferred Share Plan (DSP), the last CIP participation took place in 2018 in respect of the cash bonus for 2017 performance year. The last company matching will be in 2020 for the executives who participated in 2018.

ANGLOGOLD ASHANTI SHARE INCENTIVE SCHEME

AngloGold Ashanti operates a share incentive scheme through which Executive Directors, members of the Executive Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The intention of the incentive scheme is to ensure that the medium to long-term interests of the executive and shareholders are aligned, providing rewards to the executives and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within 10 years from the date of grant, automatically expire.

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

The last shares allocation under the BSP was in February 2018 in respect of the 2017 performance year due to the implementation of the new incentive scheme, Deferred Share Plan (DSP) in January 2018.

Long Term Incentive Plan (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on 29 April 2005. Executive directors and selected senior management were eligible for participation. Each award made in respect of the LTIP entitled the holder to acquire one ordinary share at “nil” cost. Awards granted vested in three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, were met, and provided that the participant remained in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurred, which may have resulted in a pro-rata allocation of awards and an earlier vesting date.

The last share allocation under the LTIP scheme was made in 2017 as cash settled. There has not been any allocation under the LTIP scheme since 2017 due to the implementation of the new incentive scheme, the Deferred Share Plan (DSP), in January 2018.

Deferred Share Plan (DSP)

On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan to replace both the BSP and LTIP with effect from 1 January 2018. The DSP is a single incentive scheme for short-term and long-term performance. Under the DSP, a portion of the award is paid in cash as a bonus and the balance is delivered as either deferred cash or deferred shares (ordinary shares), vesting equally over a period of two to five years. The total incentive is determined based on a combination of company and individual performance measures, defined annually. Weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive company performance and are weighted to financial outcomes, production, cost and sustainability. Each metric is weighted and has a threshold, target and stretch definition based on the company budget and the desired stretch targets for the year. Below threshold achievement results in no payment. At the end of each financial year, company and CEO’s performance are assessed by the Remuneration and Human Resources Committee (REMCO) and the Board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as follows:

	Cash	Shares	Total Incentive	Cash	Shares	Total Incentive	Cash	Shares	Total Incentive
Level	Threshold Achievement			On Target Achievement			Maximum Achievement
CEO	50.00%	100.00%	150.00%	100.00%	200.00%	300.00%	150.00%	300.00%	450.00%
CFO	40.00%	87.50%	127.50%	80.00%	175.00%	255.00%	120.00%	262.50%	382.50%
EVP/COO	35.00%	82.50%	117.50%	70.00%	165.00%	235.00%	105.00%	247.50%	352.50%

CEO means Chief Executive Officer.
CFO means Chief Financial Officer.
EVP/COO means Executive Vice President/Chief Operating Officer.

One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment. Performance measures are weighted between company and individual key performance indicators (KPIs), as follows:

Level	Company performance weighting	Individual performance weighting
CEO	70.00%	30.00%
CFO	60.00%	40.00%
EVP/COO	60.00%	40.00%

CEO means Chief Executive Officer.
CFO means Chief Financial Officer.
EVP/COO means Executive Vice President/Chief Operating Officer.

Company and individual performance measures are assessed over the financial year, with the exception of certain company measures that are measured over a trailing three-year basis. The first allocation under the DSP has been made in February 2019 in respect of the 2018 performance year. For further information about the DPS, see Exhibit 19.4.1.3.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2018 and subsequent to year end up to 19 March 2019, see "Item 18: Financial Statements-Note 31-Related Parties-Directors and other key management personnel-Number of options and awards granted".

PARTICIPATION BY EMPLOYEES IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, employees on an aggregate basis during the year to 31 December 2018, see "Item 18: Financial Statements-Note 10-Share-based payments".

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Overview

Description of AngloGold Ashanti’s share capital

AngloGold Ashanti’s share capital consists of four classes of stock:

•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);

•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”);

•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”); and

•	C redeemable preference shares of no par value (the “C preference shares”).

The authorised and issued share capital of AngloGold at 31 December 2018 is set out below:

Title of class	Authorised	Issued
Ordinary shares	600,000,000	412,769,980
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896
C preference shares	30,000,000	0

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

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2018		2017		2016
At 1 January	410,054,615	102,513,654	408,223,760	102,055,940	405,265,315	101,316,329
Issued during the year:
Exercise of options by participants in the AngloGold Share Incentive Scheme	2,715,365	678,844	1,830,855	457,714	2,958,445	739,611
	412,769,980	103,192,498	410,054,615	102,513,654	408,223,760	102,055,940

During the period 1 January 2019 to and including 19 March 2019, 1,026,316 ordinary shares were issued at an average issue price of R149.11 per share, resulting in 413,796,296 ordinary shares being in issue at 19 March 2019.

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by Eastvaal Gold Holdings Limited, a wholly owned subsidiary of AngloGold Ashanti. The C redeemable preference shares have no par value but have the same rights as the B preference shares save that the C preference shares rank after the B preference shares (but prior to the A preference shares) as regards the payment of dividends, redemption proceeds and payment on winding up of the company. The company has started a process to cancel all the A,B and C redeemable preference shares.

7A.    MAJOR SHAREHOLDERS

According to information available to the directors, the following are the only shareholders or their associates holding, directly or indirectly, in excess of 5 percent of the ordinary issued share capital of the company:

Ordinary shares held at	31 December 2018		31 December 2017		31 December 2016
Shareholder*	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights
Van Eck Global	52,402,004	12.70			24,485,374	6.00
BlackRock Inc.	32,926,713	7.98	38,926,159	9.49	42,966,540	10.53
Public Investment Corp. of South Africa	25,395,823	6.15	25,808,607	6.29	25,580,542	6.27

* Shares may not necessarily reflect the beneficial shareholder.

At 31 December 2018, a total of 183,174,711 shares (or 44 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2018, the number of persons who were registered holders of ADSs was reported at 2,302. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at 31 December 2018, there were 11,342 holders on record of AngloGold Ashanti ordinary shares. Of these holders 461 had registered addresses in the United States and held a total of 48,642,690 ordinary shares, 11.78 percent of the total outstanding ordinary shares. In addition, certain accounts on record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 19 March 2019, a total of 178,961,001 ADSs or 43 percent of total issued ordinary share capital were issued and outstanding and held on record by 2,285 registered holders.

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.    RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year ended 31 December 2018:

At 31 December	2018
(in million)	Purchases from related party
$
Purchases of goods and services from related parties
Rand Refinery (Pty) Limited	15
Margaret Water Company	4
19

Amounts due by joint ventures and associates arising from purchases of goods and services are unsecured and non-interest bearing.

At 31 December	2018
(in million)	Sales and services rendered to related parties
$
Sales and services rendered to related parties
Société d’Exploitation des Mines d’Or de Sadiola S.A.	7
Gramalote	3
10

As at 31 December 2018 the outstanding balances arising from the sale of goods and services due by associates is $19 million.

As at 31 December 2018 there are no outstanding balances arising from loans owed to related parties.

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

TAX MATTERS

•
The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): In Brazil, MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected MSG’s appeal against the assessment. MSG is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $12 million. Any possible payment by MSG would be set off by an indemnity from Kinross Gold Corporation (Kinross) of $7.5 million provided for as part of the company’s acquisition of Kinross’ interest in MSG in 2012.

•
Brazilian tax authorities v. AngloGold Ashanti Brazil Mineração (AABM): AngloGold Ashanti’s subsidiaries in Brazil, including AABM, are involved in various disputes with the Brazilian tax authorities. These disputes date back to 2007 and involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the total possible amount involved across all disputes is approximately $21 million.

•
Notice from the Colombian Tax Office (DIAN) to AngloGold Ashanti Colombia S.A. (AGAC): In January 2013, AGAC received notice from the DIAN that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20 million will be payable if the tax returns are amended. Penalties and interest for the additional taxes may amount to $115 million. The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March and April 2015, before the Administrative Court of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017. On 23 April 2018, the Administrative Court denied AGAC’s arguments with respect to the 2011 income tax litigation. AGAC subsequently appealed this judgment to the Supreme Court of Colombia. A final judgement could take several years. A determination by the Administrative Court with respect to the 2010 income tax litigation is still pending. In addition, in January 2018, AGAC received notice from the DIAN that it also disagreed with AGAC’s 2013 income and equity tax returns on the same basis as the 2010 and 2011 returns, calculating additional tax along with penalties and interest of $9 million. On 21 December 2018, AGAC filed a lawsuit before the Administrative Court of Cundinamarca challenging this allegation. The matter is currently pending.

•
Argentina Tax Authority (AFIP) v. Cerro Vanguardia S.A. (CVSA): On 12 July 2013, CVSA received a notification from the AFIP requesting corrections to the 2007, 2008 and 2009 income tax returns of about $3 million relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $11 million. CVSA and AFIP have corresponded on this issue over the past several years, and the Argentinian tax authorities continue to assert their position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.

•
Ghanaian tax authorities v. AngloGold Ashanti (Ghana) Limited (AGAG): In Ghana, AGAG received tax assessments of $4.4 million as of 31 December 2018 in respect of the 2004-2014 tax years, following an audit by the Ghanaian tax authorities related to withholding taxes on payments to non-resident persons. AGAG raised objections with the Ghanaian tax authorities and believes that the withholding taxes were not properly assessed. On several occasions, most recently in 2017, AGAG met with the Commissioner-General of the Ghana Revenue Authority and provided its position in writing together with the relevant supporting documentation. AGAG has yet to receive a response from the Commissioner-General.

SOUTH AFRICA

•
Silicosis litigation: On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including class actions and individual claims.

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

Settlement of the consolidated class action litigation was reached on 3 May 2018, after three years of extensive negotiations between the OLD Working Group companies and the lawyers of the claimants. On 13 December 2018, the High Court issued a Court order setting out the process of how members of the settling classes and any interested parties can object to the proposed settlement. In the coming months, the High Court is scheduled to hold a hearing during which the Court will consider arguments by the parties to the settlement as well as arguments by other interested parties who are granted leave by the Court to participate, including parties filing objections to the proposed settlement. The purpose of this second hearing is to determine the fairness and reasonableness of the settlement.

If the settlement is approved by the Court and all its other conditions are met, a trust (Tshiamiso Trust) will be established and will exist for a minimum of 13 years. Eligible claimants will be able to seek specified payment from the Tshiamiso Trust and the amount of monetary compensation will vary depending on the nature and degree of the disease. As of 31 December 2018, AngloGold Ashanti has recorded a provision of $63 million to cover the estimated settlement costs and related expenditure of the silicosis litigation.

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

COLOMBIA

•
La Colosa class action lawsuits: Four class action lawsuits are pending in relation to AngloGold Ashanti Colombia S.A.’s (AGAC) Santa Maria-Montecristo and La Colosa projects. Each lawsuit aims to stop exploration and mining in certain restricted areas affected by the projects due to environmental concerns or alleged breaches of environmental laws. In one of these lawsuits, the Administrative Court of Tolima granted the plaintiff a preliminary injunction in September 2011, suspending the mining concession contracts of the Santa Maria-Montecristo project.  The injunction remains in place and has been challenged by AGAC; however, it is not a critical path item for the project. In another lawsuit, on 10 October 2016, Tolima’s Administrative Court ordered that a technical study be prepared by April 2017 by a panel of seven experts (selected by the plaintiff, AGAC, universities, the Colombian government and an NGO) to determine whether the La Colosa project presents a “threat” to the environment during its exploration phase. AGAC successfully appealed the order to prepare the technical study and the order has been temporarily suspended, pending resolution by the Council of State (appellate court). In another of the lawsuits, on 4 December 2017, Ibagué’s Third Administrative Court ordered that a technical study similar to the one described in the October 2016 order be prepared for the La Colosa project. AGAC also successfully appealed this order on the ground that the identical issue (La Colosa) is already pending before the Council of State. If the studies were to conclude that a “threat” exists, certain activities at La Colosa may be suspended.

While plaintiffs in all four cases have petitioned the courts to cancel concession contracts for the mining projects, the company believes that courts and judges in Colombia do not have the authority to order such cancellations. Such power, by law, vests solely in the mining authority, which has the discretion to declare concessions void if a contractor breaches applicable environmental laws or regulations. To date, the company is not aware of the Colombian government having ever declared a concession void for these reasons. AGAC continues to oppose, through a variety of integrated legal and political strategies, the class action lawsuits that have been filed against it. If plaintiffs prevail and AGAC’s core concession contracts are cancelled, the company would be required to abandon the La Colosa project and all of AGAC’s other existing mining concession contracts, and pending proposals for new mining concession contracts would also be cancelled. Given the inherent legal and factual uncertainties with respect to the pending claims, no reliable estimate can be made for the obligation.

•
Cortolima’s injunction against AGAC: On 11 March 2013, Cortolima, a regional environmental authority in Colombia, issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa exploration activities, AGAC (1) did not provide timely notice to the government prior to performing certain exploration activities, and

(2) engaged in drilling and other activities that could have negative effects on the environment. On 22 March 2013, AGAC challenged the injunction, seeking its annulment and the restoration of AGAC’s rights to continue exploration activities in the area. The request to annul the injunction was denied by the Director of Cortolima, and AGAC is continuing with its plans to challenge the injunction through a variety of legal actions. On 31 August 2013, AGAC presented before the Council of State its claim for the annulment and rights re-establishment.  This matter is pending.  While the injunction remains in place, AGAC is not able to engage in certain of its activities related to the La Colosa project.

•
Piedras and Cajamarca: In 2013 the Council for the city of Piedras, near the La Colosa project, organised a referendum attempting to ban all mining activities in Piedras.  This referendum does not have an immediate impact on the La Colosa project. However, AGAC believes this referendum is in violation of federal law in Colombia. The referendum was subsequently validated by the Administrative Court in Tolima (the local department in which Piedras is located).  AGAC subsequently filed a request for annulment of the referendum with the Second Administrative Court of Ibagué and a ‘tutela’ action (a legal action alleging a violation of AGAC’s constitutional rights) with the Council of State (the highest court for administrative issues). On 21 August 2014, the Council of State dismissed the ‘tutela’ action for lack of standing, which AGAC appealed to a different division of the Council of State. On 11 December 2014, that division of the Council of State affirmed the earlier dismissal on the grounds that AGAC did not have mining tenements in Piedras. However, in the same ruling the Council of State recognised that the local council of Piedras did not follow the correct procedure when it organised the 2013 referendum. AGAC’s request for annulment of the referendum is pending.

On 26 March 2017, the residents of the municipality of Cajamarca voted in a referendum to disapprove mining projects in the municipality, including La Colosa. However, the Mining Minister of Colombia subsequently publicly confirmed that Cajamarca’s vote does not apply retroactively, so it does not have an immediate impact on the La Colosa project.  On 27 April 2017, AGAC suspended all exploration activities at the La Colosa project until there is certainty about mining activity in Colombia. On 11 October 2018, the Colombian Constitutional Court issued a ruling stating that local municipalities or regions were not entitled to veto mining activities through popular consultations (referendums). The Constitutional Court also ordered the Colombian legislative body, the Congress, to enact a law within two years to ensure that local communities and groups are adequately consulted in the approval of mining activities in accordance with specific criteria set out in its ruling.

•
La Colosa Human Rights Litigation: In November 2014, the Personero (Ombudsman) of Ibagué filed suit against the Colombian government in the Inter-American Court of Human Rights. This Court is an autonomous judicial institution whose purpose is the application and interpretation of the American Convention on Human Rights (Colombia, along with many other Central and South American countries, has ratified this Convention). The suit alleges that the Colombian government has failed to protect the interests of the people of Ibagué by issuing permits to AGAC for the La Colosa project and by failing to resolve the class actions that have been pending for an extended period of time. Although AGAC is not a party to the suit, its outcome is important to the development of the La Colosa project. The first step in the litigation process is for the Court to decide whether to accept the case. If the case is accepted, the Colombian government will have to defend itself against the lawsuit and will be bound by the findings of the Court. AGAC continues to regularly follow up with the Colombian government for updates.

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

•
Zonte Metals: A Canadian junior mining company, Zonte Metals, filed applications for title to certain corridors, or small slivers of land, overlaying sections of the Gramalote project. The Secretary of Mines in Antioquia denied the applications filed by Zonte Metals. However, Zonte Metals then filed a claim against the Colombian National Mining Agency and the Secretary of Mines before the Colombian Council of State, by which it seeks to (i) revoke the resolution that denied its application and (ii) obtain the rights over the corridors requested in its application. The Council of State subsequently enjoined the Secretary of Mines and AGAC from moving forward on a pending application to integrate the corridors with our tenement. The Secretary of Mines has filed its response to the Zonte Metals claim, which includes arguments aligned with the interests and position of Gramalote. On 4 September 2017, the Council of State approved AGAC’s request to be made an interested party to the lawsuit. On 10 April 2018, the Council of State denied AGAC’s request to be recognized as an indispensable part of the defendant party and recognized AGAC only as an interested party. AGAC appealed this decision on 3 May 2018 and this appeal is pending. On 5 July 2018, the Council of State ruled that the competent judicial authority to decide on the litigation is Antioquia’s Administrative Court. That ruling was appealed by AGAC on 1 August 2018 in order to avoid a transfer of the case and to maintain the Council of State as the competent court. That appeal is pending.

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

•
Mining and Building Contractors Limited: On 11 October 2011, AGAG terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97 million. In December 2015, the proceedings were stayed in the Ghanaian High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. On 12 July 2018, the Ghana Arbitration Centre notified AGAG that MBC had appointed an arbitrator and AGAG subsequently selected its own arbitrator. The arbitration is pending.

•
Obuasi Arbitration: On 8 April 2016, AGAG filed a request for arbitration against the government of Ghana. AGAG filed this request with the International Centre for Settlement of Investment Disputes (ICSID), an international arbitration institution headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. AGAG was seeking relief from the Ghanaian government for breaching the mining lease relating to the Obuasi mine by withdrawing military personnel from the Obuasi mine and subsequently failing to restore law and order. The dispute has now been resolved to the parties’ mutual satisfaction and the arbitration proceedings have been discontinued.

GUINEA

•
Government of Guinea (National Claim Commission) v. Société AngloGold Ashanti Goldfields de Guinée SA (SAG): A national claim recovery commission established by the government of Guinea has demanded that SAG pay $43 million in dividends and penalties that would allegedly have been owed to the government of Guinea for the accounting years 2004 - 2007. SAG opposes the claim. Even though both parties had originally decided to submit their dispute to an independent audit firm to be appointed by a common accord, the independent audit firm was never appointed. In December 2010, the national claim recovery commission was disbanded and the matter was turned over to the Inspector General of the Ministry of Finance of Guinea. This matter has been dormant since it was handed over to the Inspector General.

NORTH AMERICA

•
Designated Matters under the Stock Purchase Agreement between AngloGold Ashanti and Newmont Mining Corporation (Newmont): On 19 October 2017, Newmont filed a lawsuit in New York federal court against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain material information related to a gold-ore processing mill located at AngloGold Ashanti’s Cripple Creek & Victor Gold Mining Company (CC&V) in 2015 during the negotiation and sale of CC&V to Newmont. AngloGold Ashanti believes the lawsuit is without merit and continues to vigorously defend against it. The matter is proceeding.

TANZANIA

•
Geita Gold Mining Limited (GGM): In January 2007, Jackson Manyelo and other plaintiffs filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of TZS9.6 billion (approximately $6 million). On 30 April 2015, the High Court issued a judgement in favour of GGM. In 2016, plaintiffs appealed to the Court of Appeal, where the matter is pending.

•
GGM and Samax Resources Limited v. Government of Tanzania: On 13 July 2017, GGM and Samax Resources Limited (Samax) filed a notice of arbitration against the government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. The notice of arbitration was submitted in accordance with Article 12 of the Agreement for the Development of a Gold Mine at Geita, Mwanza between the government of Tanzania and each of GGM and Samax (the MDA), and under the 1976 Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL). The Arbitral Tribunal has been duly constituted. On 15 January 2019, the parties requested that the arbitral proceedings be stayed until 12 July 2019.

•
Arbitration under the United Kingdom-Tanzania Bilateral Investment Treaty (UK-Tanzania BIT): Unrelated to the arbitration proceedings under the MDA described above, on 4 September 2017, GGM and Samax, together with Cluff Oil Limited and Cluff Mineral Exploration Limited, notified the government of Tanzania in writing that the Tanzanian government’s conduct amounted to a breach of its commitments under the UK-Tanzania BIT. This notice triggered a ‘cooling-off’ period under the UK-Tanzania BIT, pursuant to which the parties had six months to achieve an amicable resolution to their dispute. Following the expiry of the ‘cooling off’ period on 4 March 2018, GGM, Samax, Cluff Oil Limited and Cluff Mineral Exploration Limited are now entitled to submit their dispute with the government of Tanzania to ICSID arbitration in accordance with the terms of the UK-Tanzania BIT.

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

Withholding tax

South Africa currently imposes a Dividend Withholding Tax on Companies (dividends tax) at a rate of 20 percent on the net amount of the dividend declared and paid by a resident company, other than a Headquarter Company.

The dividends tax is generally imposed on the beneficial owner of the dividends. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti, provided that the applicable declaration and undertaking are given by the beneficial owner that the reduced rate applies. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. Different rules may apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, certain South African compliance requirements must be met in order to obtain the double tax treaty relief.

8B.	SIGNIFICANT CHANGES

Refer to “Item 18: Financial Statements-Note 35-Recent developments”.

ITEM 9: THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

The principal trading markets for AngloGold Ashanti’s ordinary shares are the New York Stock Exchange (NYSE), in the form of ADSs, under the symbol “AU” and the JSE Limited, in the form of ordinary shares, under the symbol “ANG”. Each ADS represents one ordinary share.

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

NATURE OF TRADING MARKET

The principal trading markets for AngloGold Ashanti’s ordinary shares are the New York Stock Exchange, in the form of ADSs, under the symbol “AU” and the JSE Limited, in the form of ordinary shares, under the symbol “ANG”.

AngloGold Ashanti’s ordinary shares are also listed on the Ghana Stock Exchange, as ordinary shares under the symbol “AGA” and in the form of Ghanaian Depositary Shares or GhDSs (each representing one one-hundredth of an ordinary share) under the symbol “AADS”, and the Australian Securities Exchange, in the form of Chess Depositary Interests (each representing one-fifth of an ordinary share) under the symbol “AGG”.

9D.	SELLING SHAREHOLDERS

Not applicable.

9E.	DILUTION

Not applicable.

9F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

10A.    SHARE CAPITAL

Not applicable.

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

At the annual general meeting to be held on 9 May 2019, AngloGold Ashanti will not seek approval from shareholders to make any changes to the MoI.

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

Interests of Directors and Restriction on Voting

Although the interests of directors are not dealt with in the MoI, the provisions of the Companies Act in this regard are unalterable and will automatically apply, together with the applicable common law rules. Under the Companies Act, the procedures to deal with the personal financial interests of directors also apply to prescribed officers (i.e. persons who exercise general executive control over and management of the whole, or a significant portion, of the business and activities of the company or regularly participate to a material degree in the exercise of general executive control over and management of the whole, or a significant portion, of the business and activities of the company, irrespective of the office held or function performed by such persons) and any person who is a member of a committee of the board of the company, whether or not that person is also a member of the company’s board. The Companies Act provides that a director or such other person with a personal financial interest must disclose this to the board and cannot vote on or, after having made the disclosures to the meeting as prescribed by the Companies Act, remain present during the meeting when the matter in which he has interest is being discussed but will be counted as present for the purposes of a quorum.

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

As a company with its primary listing on the Johannesburg Stock Exchange, AngloGold Ashanti is required to declare dividends in South African rands. Dividends are paid in South African rands, Australian dollars, Ghanaian cedis or United Kingdom pounds. Registered holders of AngloGold Ashanti ADSs are paid dividends in US dollars by The Bank of New York Mellon as depositary, in accordance with the Deposit Agreement. See “Item 10C: Material Contracts - The Deposit Agreement”.

The holder of the B preference shares is entitled to the right to an annual dividend amounting to the lesser of 5 percent of the issue price of the B preference shares or an amount equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year. The annual dividend shall be a first charge on any profit available for distribution from the Moab Lease Area but shall not be payable from any other profits of the Company.

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

Description of ADSs

The Bank of New York Mellon issues AngloGold Ashanti’s American Depositary Shares, or ADSs. Please see “Item 10C: Material Contracts-Description of AngloGold Ashanti ADSs”.

10C.    MATERIAL CONTRACTS

Revolving Credit Facilities

General

On 17 July 2014, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., as borrowers, entered into a credit agreement with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto as lenders. This credit agreement provided for a $1.0 billion revolving credit facility available for drawing in US dollars. The facility was cancelled in October 2018 and replaced with the Multi-Currency Revolving Credit Facility.

On 25 July 2014, AngloGold Ashanti Australia Limited, as borrower, entered into a credit agreement with Commonwealth Bank of Australia, as facility agent, and certain financial institutions party thereto as lenders. This credit agreement provided for a A$0.5 billion revolving credit facility available for drawing in Australian dollars. The facility was cancelled in October 2018 and replaced with the Multi-Currency Revolving Credit Facility.

On 7 July 2015, AngloGold Ashanti Limited, as borrower, entered into a five-year unsecured syndicated revolving credit facility with Nedbank Limited, as facility agent, who in conjunction with ABSA Bank Limited constitute the lenders. This credit agreement provides for a ZAR 1.4 billion (about $98 million) revolving credit facility available for drawing in South African Rands. The facility bears interest at JIBAR plus 1.65% per annum. As of 19 March 2019, ZAR 400 million was drawn under this revolving facility.

On 23 August 2016, Geita Gold Mining Limited and Societé AngloGold Ashanti de Guinée S.A., as borrowers, entered into a three-year unsecured revolving credit facility agreement of $100 million with Nedbank Limited, as lender. Interest is currently charged at a margin of between 6.2% and 8% above LIBOR. On 29 January 2019, $35 million of this facility was combined with the Geita Revolving Credit Facility. The remaining portion of $65 million was renewed for a further three years on 27 February 2019. As of 19 March 2019, this facility is fully drawn.

On 3 November 2017, AngloGold Ashanti Limited, as borrower, entered into a new three-year unsecured revolving credit facility of ZAR 1 billion (about $70 million) with The Standard Bank of South Africa Limited, as facility agent and lender. This credit agreement includes an option, on application, to extend the facility for another year. The facility bears interest at JIBAR plus 1.3% per annum. As of 19 March 2019, ZAR 500 million was drawn under this revolving facility.

On 12 December 2017, AngloGold Ashanti Limited, as borrower, entered into a three-year unsecured syndicated revolving credit facility of ZAR 2.5 billion (about $174 million) (the ZAR Revolving Credit Facility) with Nedbank Limited and ABSA Bank Limited, as lenders. The ZAR Revolving Credit Facility replaced a ZAR 1.5 billion revolving credit facility entered into on 3 December 2013. The agreement includes an option, on application, to extend the facility for another year. The facility bears interest at JIBAR plus 1.8% per annum. As of 19 March 2019, the ZAR Revolving Credit Facility is undrawn.

On 6 April 2018, Geita Gold Mining Limited, as borrower, entered into a three-year unsecured multi-currency revolving credit facility agreement of $115 million with Nedbank Limited, as underwriter and agent, and certain financial institutions party thereto, as original banks (the Geita Revolving Credit Facility). The agreement has been amended and restated on 29 January 2019. Facility A is a US dollar based facility with interest charged at a margin of 6.7% above LIBOR. Facility B is a Tanzanian shilling facility capped at the equivalent of $45 million with interest charged at a margin of 5% plus a reference rate as determined by the lending agent. As of 19 March 2019, the equivalent of $75 million was drawn under this revolving facility.

On 23 October 2018, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a new five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the Multi-Currency Revolving Credit Facility) with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consists of a US dollar based facility (base currency) with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. As of 19 March 2019, the Multi-Currency Revolving Credit Facility is undrawn.

Guarantees

The Multi-Currency Revolving Credit Facility is guaranteed by AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited. The guarantees constitute unconditional obligations of the guarantors and rank at least pari passu with all other future unsecured obligations of the guarantors, except for obligations mandatorily preferred by law.

Security

The obligations under all the revolving credit facility agreements are unsecured.

Amount and repayment of borrowings

Loans under the Multi-Currency Revolving Credit Facility must be for a minimum of $10 million, if the currency selected is the base currency (US dollar), or a minimum of A$10,000,000 (or for the balance of the undrawn total commitments at the time of the drawing), if the currency selected is Australian Dollars. No more than 14 loans may be outstanding at any time. Each loan must be repaid on maturity date in the same currency as the maturing loan. All loans must be repaid in full on the final maturity date.

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

Interest rates and fees

The annual interest rate on loans drawn under the Multi-Currency Revolving Credit Facility is calculated based on LIBOR, plus an initial margin of 1.45 percent per annum that varies between 0.95 percent and 2.15 percent per annum depending on the long-term debt rating of AngloGold Ashanti Holdings plc, and in relation to any Loan in Australian Dollars, BBSY, and certain mandatory costs. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six-monthly intervals after the day the loan was made.

The annual interest rate on loans drawn under the ZAR Revolving Credit Facility is calculated based on JIBAR, plus a margin of 1.8 percent. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six-monthly intervals after the first day of that interest period.

The borrowers under the Multi-Currency Revolving Credit Facility are required to pay a commitment fee in the base currency equal to 35 percent of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrowers are also required to pay a utilisation fee of 0.10 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.20 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two thirds of the total commitments then in effect) or 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than two thirds of the total commitments then in effect).

The borrower under the ZAR Revolving Credit Facility is required to pay a commitment fee of 0.60 percent on the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrower is also required to pay a utilisation fee of 0.20 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two thirds of the total commitments then in effect) or 0.60 percent per annum (if the aggregate outstanding loans are equal to or greater than two thirds of the total commitments then in effect).

Financial covenant

The revolving credit agreements include a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the revolving credit agreements) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the revolving credit agreements, for one six-month period subject to certain criteria. Refer to “Item 18: Financial Statements-Note 34-Capital Management” for the formulae used in the revolving credit agreements to test compliance with the covenants.

Change of control

If a lender so requires, the commitment of such lender under the Multi-Currency Revolving Credit Facility or the ZAR Revolving Credit Facility will be cancelled and the participation of such lender in all outstanding loans, together with accrued interest and all other amounts accrued, will become immediately due and payable in case any person or group of persons acting in concert becomes (directly or indirectly) the beneficial owner of more than 50 percent of the issued share capital of AngloGold Ashanti Limited.

Undertakings

The revolving credit agreements contain negative pledge covenants, including restrictions on the granting of security, a change of business of AngloGold Ashanti Limited and its subsidiaries, acquisitions or participations in joint ventures and mergers and disposals.

The revolving credit agreements also contain, among others, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental laws and other obligations requiring each of AngloGold Ashanti Holdings plc and its subsidiaries to maintain its corporate existence and qualifications to conduct its business as currently conducted in all applicable jurisdictions and to maintain insurance coverage. The covenants are subject to exceptions and materiality thresholds.

Events of default

The revolving credits agreements contain events of default including failure to make payment of amounts due, breach of obligations under the loan documents, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business, failure of any of the borrowers to be a wholly-owned subsidiary of AngloGold Ashanti Holdings plc and the occurrence of a material adverse change in the business and financial condition of the borrowers and guarantors under the revolving credit agreements, or AngloGold Ashanti and its subsidiaries as a whole, or in the ability of the borrowers and guarantors to perform their payment obligations under the loan documents. The occurrence of an event of default could result in the immediate and automatic cancellation of all commitments and the acceleration of all payment obligations under the revolving credit agreements and the other loan documents.

The above description is only a summary of certain provisions of the revolving credit agreements and is qualified in its entirety by reference to the provisions of the revolving credit agreements, a copy of each is attached hereto as Exhibit 19.4.4 and is incorporated herein by reference.

Notes

2012 Notes

On 30 July, 2012, AngloGold Ashanti Holdings plc (AGAH), issued $750 million 5.125 percent Notes due 2022 (the 2012 Notes). The interest on the 2012 Notes is payable semi-annually on 1 February and 1 August of each year, commencing on 1 February, 2013. AGAH may on any one or more occasions redeem all or part of the 2012 Notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2012 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2012 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2012 Notes. The 2012 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

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

The offering of the 2010 Notes was registered under the Securities Act. The 2010 Notes were listed on the New York Stock Exchange.

For further information, see “Note 24: Borrowings” to our Annual Financial Statements included in Item 18 of this Annual Report, “Item 5B: Liquidity and Capital Resources” and “Item 19: Exhibits to Form 20-F”.

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

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the Form of American Depositary Receipt, which AngloGold Ashanti has filed with the SEC as an exhibit to AngloGold Ashanti’s registration statements on Form F-6 (Registration No. 333-133049 and No. 333-159248) on 27 May 2008 and 14 May 2009, respectively. See “Item 10H: Documents on Display”. Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 240 Greenwich Street, New York, New York 10286.

Description of the ADSs

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one ordinary share (or a right to receive one share) deposited with Standard Bank of South Africa Limited, FirstRand Bank Limited or HSBC Bank Australia Limited, each as a custodian for The Bank of New York Mellon, and all of which are referred to collectively as “the Custodian”. Each ADS will also represent any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York Mellon’s Corporate Trust Office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is also located at 240 Greenwich Street, New York, New York 10286.

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

10E.    Taxation

South African taxation

The following discussion summarises the South African tax consequences of the ownership and disposition of shares by South African residents or ADSs by a US holder (as defined below) and is not intended to constitute tax advice. This summary is based upon current South African tax law and South African Revenue Service (SARS) practice, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (Treaty), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

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

Taxation of dividends

South Africa currently imposes a Dividend Withholding Tax on Companies (dividends tax) at a rate of 20 percent on the net amount of the dividend declared and paid by a resident company, other than a Headquarter Company.

The dividends tax is generally imposed on the beneficial owner of the dividends. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti, provided that the applicable declaration and undertaking are given by the beneficial owner that the reduced rate applies. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. Even though the domestic rate is 20 percent on the net amount of the dividends, the maximum rate that is payable under the Treaty is 15 percent of the gross amount of the dividends. Different rules may apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, certain South African compliance requirements must be met in order to obtain the double tax treaty relief, amongst others the completion of a declaration and undertaking by the beneficial owners in favour of the Company and/or the relevant participant.

A dividend is currently defined as any amount transferred or applied by a company that is a resident (including AngloGold Ashanti) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. The definition of a dividend specifically excludes any amount transferred or applied by the company that results in a reduction of so-called contributed tax capital (CTC) of the relevant class of shares, or constitutes shares in the company or constitutes an acquisition by the company of its own securities by way of a general repurchase of securities in terms of the JSE Listings Requirements. A distinction is thus made between a general repurchase of securities and a specific repurchase of securities. If the company embarks upon a general repurchase of securities, the proceeds are not deemed to be a dividend whereas, in the case of a specific repurchase of securities where the purchase price is not funded out of CTC of that class of shares, the proceeds are likely to constitute a dividend.

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

Gains realised on the sale of ordinary shares are automatically deemed to be on capital account and therefore, subject to capital gains tax provided the ordinary shares have been held for a continuous period of at least three years. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word “resident” is different for individuals and corporations and is governed by the South African Income Tax Act, 1962 ( the Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax, unless the US resident holder carries on business in South Africa through a permanent establishment situated therein.

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

STT is levied on the 'taxable amount' of a security.  The taxable amount of a listed security is the greater of the consideration for the security declared by the transferee or the closing price of that security as traded on the stock exchange concerned. In the case of a transfer of a listed security, either the member or the participant holding the security in custody, or where the listed security is not held in custody, the company that issued the listed security, is liable for the tax.  The tax must be paid by the fourteenth day of the month following the month during which the transfer occurred.

Withholding tax on interest

Generally, a 15 percent withholding tax may apply to the payments of interest. Under the Treaty, withholding is reduced to zero percent provided the interest is derived and beneficially owned by a resident of the United States.

UNITED STATES TAXATION

The following is a general summary of certain material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. With respect to the following, references to shares includes references to ADSs unless the context indicates otherwise. This summary does not address any aspect of US federal gift or estate tax, or the state, local or non-US tax consequences to a US holder of shares. This summary is based on US tax laws including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, non-resident aliens present in the United States for at least 183 days during the calendar year, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, partnerships or other entities treated as partnerships for US federal income tax purposes or persons holding shares through such entities, persons holding their shares as part of a straddle, hedging or conversion transaction, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term “US holder” means a beneficial owner of shares that is: (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For US federal income tax purposes, a US holder of ADSs should generally be treated as owning the underlying shares represented by those ADSs. Therefore, deposits or withdrawals by a US holder of shares for ADSs or of ADSs for shares will not be subject to US federal income tax. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

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

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax in respect of “qualified dividend income” received. AngloGold Ashanti currently believes that dividends paid with respect to its shares should constitute qualified dividend income for US federal income tax purposes. Each individual US holder of AngloGold Ashanti shares is urged to consult his own tax advisor regarding the availability of the reduced dividend tax rate in light of his own particular situation.

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

Subject to the passive foreign investment company considerations discussed below, upon the sale, exchange or other disposition of shares, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the holder's tax basis, determined in US dollars, in the shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations under the Code.

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

Passive foreign investment company considerations

A foreign corporation will be classified a passive foreign investment company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended 31 December 2018 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterised as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares.

These consequences may include having gain realised on the disposition of shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares. Furthermore, dividends paid by AngloGold Ashanti would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

US information reporting and backup withholding

In general, dividend payments made to a US holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS and possible backup withholding. US federal backup withholding generally is imposed at a current rate of 24 percent on specified payments including dividends and gross sale proceeds to persons who fail to furnish required information. Backup withholding will not apply to a US holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Information with respect to foreign financial assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by foreign persons, (ii) financial instruments and contracts held for investment that have foreign issuers or counterparties and (iii) interests in foreign entities. Therefore, the shares may be treated as specified foreign financial assets. In such cases, certain US holders may be subject to this information reporting regime and be required to file IRS form 8938 listing these assets with their U.S. federal income tax returns. Failure to file information reports may subject a US holder to penalties. US holders are urged to consult their own tax advisors regarding their obligations to file information reports with respect to the shares.

10F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

10G.	STATEMENT BY EXPERTS

Not applicable.

10H.    Documents on Display

AngloGold Ashanti files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may access this information at the SEC’s home page (http://www.sec.gov). Copies of the documents referred to herein may be inspected at AngloGold Ashanti’s offices by contacting AngloGold Ashanti at 76 Rahima Moosa Street, Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa, Attention: Company Secretary, telephone number: +27 11 637 6000.

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

Under the treasury and risk management policy, hedges may be put in place using approved instruments over the group’s planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to 10 years. The treasury and risk management policy sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.

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

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The group eliminated its hedge book during 2010 and has since had full exposure to the spot price of gold. In December 2018, the group entered into gold zero-cost collar commitments as described below.

As at 31 December 2018, the group has the following cash settled zero-cost collar commitments:

Gold
In December 2018, AngloGold Ashanti entered into zero-cost collars for a total of 300,000 ounces of South Africa’s gold production, for the period from January 2019 to December 2019. The strike prices are R545,000 per kilogram on the floor and an average price of R725,500 per kilogram on the cap. At 31 December 2018, the mark-to-market value of the derivative was an unrealised loss of $3.6million.

Oil
In November 2018, AngloGold Ashanti entered into zero-cost collars for a total of 984,000 barrels of Brent crude oil for the period from January 2019 to December 2019. The average strike prices are $56.56 per barrel on the floor and an average price of $82 per barrel on the cap. At 31 December 2018, the mark-to-market value of the derivative was an unrealised loss of $5.6 million.

IFRS guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

•
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges. Cash flow hedge losses pertaining to capital expenditure of $1m as at 31 December 2018 (2017: $2m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.

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

As at 31 December 2018 and 2017, the group had no open forward exchange or currency option contracts in its currency hedge position.

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

Cash and loans advanced maturity profile

		2018				2017
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year		$—	—	131	1.99	—	—	57	2.39
	ZAR	121	6.44	21	5.25	123	6.46	157	5.78
	AUD	—	—	52	0.20	—	—	22	0.25
	BRL	—	—	64	6.13	—	—	28	8.60

Borrowings maturity profile

	Within one year		Between One and two years		Between Two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$29	5.6	699	5.4	877	5.8	291	6.5	1,896
ZAR	39	10.1	443	8.9	572	8.7	214	14.7	1,269
BRL	3	5.2	2	5.1	1	4.0	—	—	6
AUD	6	6.8	7	6.8	23	80.0	33	6.8	68
TZS	2,762	12.5	—	—	64,427	12.5	—	—	67,189

The table above is based on the borrowings as at 31 December 2018 including borrowing cost and accrued interest but excludes any fair value adjustments.

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Total Borrowings amount (million)
	$29	5.6	729	5.5	1,138	5.3	1,896
ZAR	39	10.1	995	8.8	235	14.4	1,269
BRL	3	5.2	3	4.9	1	3.3	6
AUD	6	6.8	14	6.8	48	6.8	48
TZS	2,762	12.5	64,427	12.5	—	—	67,189
The table above is based on the borrowings as at 31 December 2018 including borrowing cost and accrued interest but excludes any fair value adjustments.

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

The combined maximum credit risk exposure at balance sheet date amounts to $495 million in 2018 for financial assets (2017: $361 million) and nil million for financial guarantees (2017: nil). Credit risk exposure netted by open derivative positions with counterparts was nil (2017: nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group’s financial instruments, as measured at 31 December, are as follows (assets (liabilities)):

	2018		2017
	Carrying Amount	Fair value	Carrying Amount	Fair value
(millions)	$	$	$	$
Cash and cash equivalents	329	329	205	205
Restricted cash	66	66	65	65
Short-term borrowings	(139)	(139)	(38)	(38)
Long-term borrowings	(1,911)	(1,945)	(2,230)	(2,339)
Listed investments - available for sale			80	80
Listed investments - held to maturity			4	6
Unlisted investments - held to maturity			54	54
Listed investments - FVTPL	19	19
Listed investments - FVTOCI	69	69
Listed and unlisted investments - held to maturity	59	59

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

Investments and other non-current assets

Listed equity investments classified as FVTOCI and FVTPL are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investments are carried at cost.

Borrowings

The interest rate on borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives

The fair values of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2018	2017
(millions)	$	$
Unrealised
Other commodity contracts	2	10

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2018 (actual changes in the timing and amount of the following variables may differ from the assumed changes below)

	2018
	Change in exchange rate	Change in borrowings Total
		$M
Debt
ZAR denominated (R/$)	Spot (+R1.50)	(7)
TZS denominated (TZS/$)	Spot (+TZS250)	(3)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(3)

	2018
	Change in exchange rate	Change in borrowings Total
		$M
Debt
ZAR denominated (R/$)	Spot (-R1.50)	9
TZS denominated (TZS/$)	Spot (-TZS250)	4
AUD denominated (AUD/$)	Spot (-AUD0.1)	4

ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	DEBT SECURITIES

Not applicable

12B.	WARRANTS AND RIGHTS

Not applicable

12C.	OTHER SECURITIES

Not applicable

12D.	AMERICAN DEPOSITARY SHARES

12D.3.	DEPOSITARY FEES AND CHARGES

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

For further information, refer to “Item 10C: Material Contracts - The Deposit Agreement”.

12D.4.	DEPOSITARY PAYMENTS FOR 2018

For the year ended 31 December 2018, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $557,454 (2017: $867,747) mainly for investor relations related expenses.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures: As of 31 December 2018 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

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

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of the Evaluation Date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control - Integrated Framework and related illustrative documents released on 14 May 2013. Based on this assessment, and using those criteria, management concluded that the company’s internal control over financial reporting was effective as of the Evaluation Date.

(c)
Changes in Internal Control over Financial Reporting: The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that its books and records accurately reflect transactions and that established policies and procedures are followed. The Company started in 2013 with the implementation of an enterprise resource planning (“ERP”) system on a staggered basis and concluded with the last at its Obuasi Mine in Quarter 3, 2018. The Company implemented the global ERP system to improve standardization and automation, and not in response to a deficiency in its internal control over financial reporting. The Company believes that the implementation of the ERP system and related changes to internal controls enhanced its internal controls over financial reporting while providing the ability to scale its business in the future.  The Company has taken the necessary steps to monitor and maintain appropriate internal control over financial reporting during this period of change and will continue to evaluate the operating effectiveness of related key controls during subsequent periods.

The South Africa region completed a significant restructuring during 2018 which included a rationalization of jobs at various levels which had a direct impact on the internal control environment over financial reporting.

There have been no further changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended 31 December 2018 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

See "Item 3D: Risk Factors", of this annual report on Form 20F for risk factors related to the implementation and integration of information technology systems and maintaining an effective system of internal control over financial reporting.

(d)
Attestation Report of the Registered Public Accounting Firm: The Company’s independent registered accounting firm, Ernst & Young Inc., has issued an attestation report on the effectiveness of the company’s internal control over financial reporting. This report appears below.

/s/ KC Ramon
Kandimathie Christine Ramon
Chief Financial Officer

/s/ KPM Dushnisky
Kelvin Paul Michael Dushnisky
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of AngloGold Ashanti Limited

Opinion on internal Control over Financial Reporting

We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework) (the COSO criteria). In our opinion, AngloGold Ashanti Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)(PCAOB), the consolidated statement of financial position of AngloGold Ashanti Limited as of 31 December 2018, 2017 and 2016, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2018, and the related notes and our report dated 29 March 2019 expressed an unqualified opinion thereon.

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
29 March 2019

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

The code of business principles and ethics for employees and directors and the code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers are available on the company’s website at https://www.anglogoldashanti.com/company/governance/.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended 31 December 2018, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2018 and 2017.

	2018	2017
(in millions)	$	$
Audit fees(1)	5.96	6.14
Audit-related fees(2)	0.76	0.73
Tax fees(3)	0.18	0.16
All other fees(4)	0.02	0.04
Total	6.92	7.07

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

The Audit and Risk Committee has delegated the approval authority to the chairman of the committee, Mr. Rhidwaan Gasant or his designated official. The approval may take the form of a written or oral instruction, and in the case of an oral instruction this would be ratified at the next Audit and Risk Committee meeting. On a quarterly basis a summary of all approvals and work to date is tabled at the Audit and Risk Committee meeting.

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2018 were reviewed and approved according to the procedures above. None of the services provided during 2018 were approved under the de minimis exception allowed under the Exchange Act.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2018.
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

The consolidated financial statements for the year ended 31 December 2018 were authorised for issue by the Board of Directors on 29 March 2019 and were signed on its behalf by Kelvin Paul Michael Dushnisky, Chief Executive Officer, Kandimathie Christine Ramon, Chief Financial Officer, Sipho Pityana, Chairman of the Board of Directors, and Rhidwaan Gasant, Chairman of the Audit and Risk Committee.

Report of independent registered public accounting firm

To the shareholders and the board of directors of AngloGold Ashanti Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (“the Company”) as of 31 December 2018, 2017 and 2016, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2018, 2017, and 2016, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS’) as Issued by the International Accounting Standards Board.

We did not audit the financial statements of Kibali (Jersey) Limited (“Kibali”), a corporation in which the Company has a 50% interest. In the consolidated financial statements, the Company’s investment in Kibali was stated at $1,439 million, $1,423 million and $1,400 million as of 31 December 2018, 2017 and 2016, respectively the Company’s equity in the net income of Kibali was stated at $104 million in 2018, $9 million in 2017 and, $24 million in 2016. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 29 March 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Inc.
We have served as the Company’s auditor since 1944
Johannesburg, Republic of South Africa
29 March 2019

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED
Group – income statement
FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 and 2016

Figures in millions	Notes	2018	2017	2016
			Restated	Restated
		US Dollars
Revenue from product sales	3	3,943	4,510	4,223
Cost of sales	4	(3,173)	(3,736)	(3,401)
Gain (loss) on non-hedge derivatives and other commodity contracts		2	10	19
Gross profit (loss)	2	772	784	841
Corporate administration, marketing and other expenses		(76)	(64)	(61)
Exploration and evaluation costs		(102)	(114)	(133)
Other operating expenses	5	(97)	(88)	(110)
Special items	6	(170)	(438)	(42)
Operating profit (loss)		327	80	495
Interest income		17	15	22
Dividend income		2	—	—
Other gains (losses)		(9)	(11)	(88)
Finance costs and unwinding of obligations	7	(178)	(169)	(180)
Fair value adjustments		(3)	—	9
Share of associates and joint ventures’ profit (loss)	8	122	22	11
Profit (loss) before taxation		278	(63)	269
Taxation	11	(128)	(108)	(189)
Profit (loss) for the year		150	(171)	80
Allocated as follows:
Equity shareholders		133	(191)	63
Non-controlling interests		17	20	17
		150	(171)	80

Basic earnings (loss) per ordinary share (cents)	12	32	(46)	15
Diluted earnings (loss) per ordinary share (cents)	12	32	(46)	15

ANGLOGOLD ASHANTI LIMITED
Group – statement of comprehensive income
FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 and 2016

Figures in millions	2018	2017	2016
	US Dollars
Profit (loss) for the year	150	(171)	80

Items that will be reclassified subsequently to profit or loss:	(150)	148	189
Exchange differences on translation of foreign operations	(150)	123	180
Available-for-sale financial assets		25	9
Net gain (loss) on available-for-sale financial assets		20	13
Release on impairment of available-for-sale financial assets		3	—
Release on disposal of available-for-sale financial assets		(6)	(2)
Deferred taxation thereon		8	(2)

Items that will not be reclassified subsequently to profit or loss:	9	6	(2)
Net gain (loss) on equity investments	9
Actuarial gain (loss) recognised	5	8	(2)
Deferred taxation thereon	(5)	(2)	—

Other comprehensive income (loss) for the year, net of tax	(141)	154	187

Total comprehensive income (loss) for the year, net of tax	9	(17)	267

Allocated as follows:
Equity shareholders	(8)	(37)	250
Non-controlling interests	17	20	17
	9	(17)	267

ANGLOGOLD ASHANTI LIMITED
Group – statement of financial position
AS AT 31 DECEMBER 2018, 2017 and 2016

Figures in millions	Notes	2018	2017	2016
		US Dollars
ASSETS
Non-current assets
Tangible assets	14	3,381	3,742	4,111
Intangible assets	15	123	138	145
Investments in associates and joint ventures	17	1,528	1,507	1,448
Other investments	18	141	131	125
Inventories	19	106	100	84
Trade, other receivables and other assets	20	102	67	34
Deferred taxation	27	—	4	4
Cash restricted for use	21	35	37	36
		5,416	5,726	5,987
Current assets
Other investments	18	6	7	5
Inventories	19	652	683	672
Trade, other receivables and other assets	20	209	222	255
Cash restricted for use	21	31	28	19
Cash and cash equivalents	22	329	205	215
		1,227	1,145	1,166
Non-current assets held for sale		—	348	—
		1,227	1,493	1,166

Total assets		6,643	7,219	7,153
EQUITY AND LIABILITIES
Share capital and premium	23	7,171	7,134	7,108
Accumulated losses and other reserves		(4,519)	(4,471)	(4,393)
Shareholders’ equity		2,652	2,663	2,715
Non-controlling interests		42	41	39
Total equity		2,694	2,704	2,754
Non-current liabilities
Borrowings	24	1,911	2,230	2,144
Environmental rehabilitation and other provisions	25	827	942	877
Provision for pension and post-retirement benefits	26	100	122	118
Trade, other payables and deferred income	28	3	3	4
Deferred taxation	27	315	363	496
		3,156	3,660	3,639
Current liabilities
Borrowings	24	139	38	34
Trade, other payables and deferred income	28	594	638	615
Taxation	29	60	53	111
		793	729	760
Non-current liabilities held for sale		—	126	—
		793	855	760

Total liabilities		3,949	4,515	4,399

Total equity and liabilities		6,643	7,219	7,153

ANGLOGOLD ASHANTI LIMITED
Group – statement of cash flows
FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 and 2016

Figures in millions	Notes	2018	2017	2016
		US Dollars
Cash flows from operating activities
Receipts from customers		3,947	4,534	4,231
Payments to suppliers and employees		(3,015)	(3,383)	(2,929)
Cash generated from operations	30	932	1,151	1,302
Dividends received from joint ventures		91	6	37
Taxation refund	29	5	14	12
Taxation paid	29	(171)	(174)	(165)
Net cash inflow (outflow) from operating activities		857	997	1,186

Cash flows from investing activities
Capital expenditure
- project capital		(176)	(156)	(93)
- stay-in-business capital		(476)	(674)	(618)
Proceeds from disposal of assets		313	7	4
Dividends from other investments		2	—	—
Other investments acquired		(81)	(91)	(73)
Proceeds from disposal of other investments		98	78	61
Investments in associates and joint ventures		(8)	(27)	(11)
Proceeds from disposal of associates and joint ventures		—	—	10
Loans advanced to associates and joint ventures		(5)	(6)	(4)
Loans repaid by associates and joint ventures		22	—	—
Cash payment to settle the sale of environmental trust fund		(32)	—	—
Decrease (increase) in cash restricted for use		(4)	(8)	8
Interest received		12	15	14
Net cash inflow (outflow) from investing activities		(335)	(862)	(702)

Cash flows from financing activities
Proceeds from borrowings		753	815	787
Repayment of borrowings		(967)	(767)	(1,333)
Finance costs paid		(130)	(138)	(172)
Bond settlement premium, RCF and bond transaction costs		(10)	—	(30)
Dividends paid		(39)	(58)	(15)
Net cash inflow (outflow) from financing activities		(393)	(148)	(763)

Net increase (decrease) in cash and cash equivalents		129	(13)	(279)
Translation		(5)	3	10
Cash and cash equivalents at beginning of year		205	215	484
Cash and cash equivalents at end of year	22	329	205	215

ANGLOGOLD ASHANTI LIMITED
Group – statement of changes in equity
FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 and 2016

	Equity holders of the parent
Figures in millions	Share capital and premium	Other capital reserves(1)	Retained earnings (Accumulated losses)(2)	Fair value through OCI	Available- for-sale reserve	Actuarial gains (losses)	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
US Dollars
Balance at 31 December 2015	7,066	116	(3,174)		7	(19)	(1,566)	2,430	37	2,467
Profit (loss) for the year			63					63	17	80
Other comprehensive income (loss)					9	(2)	180	187		187
Total comprehensive income (loss)			63		9	(2)	180	250	17	267
Shares issued	42							42		42
Share-based payment for share awards net of exercised		(7)						(7)		(7)
Dividends of subsidiaries								—	(15)	(15)
Transfer to reserves			(2)			2		—		—
Translation		7	(6)		1	(2)		—		—
Balance at 31 December 2016	7,108	116	(3,119)		17	(21)	(1,386)	2,715	39	2,754
Profit (loss) for the year			(191)					(191)	20	(171)
Other comprehensive income (loss)					25	6	123	154		154
Total comprehensive income (loss)			(191)		25	6	123	(37)	20	(17)
Shares issued	26							26		26
Share-based payment for share awards net of exercised		(1)						(1)		(1)
Dividends paid (note 13)			(39)					(39)		(39)
Dividends of subsidiaries								—	(19)	(19)
Translation		9	(10)		1	(1)		(1)	1	—
Balance at 31 December 2017	7,134	124	(3,359)		43	(16)	(1,263)	2,663	41	2,704
Impact of adopting IFRS 9			10	33	(43)			—		—
Opening balance under IFRS 9	7,134	124	(3,349)	33	—	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the year			133					133	17	150
Other comprehensive income (loss)				5		4	(150)	(141)		(141)
Total comprehensive income (loss)			133	5		4	(150)	(8)	17	9
Shares issued	37							37		37
Share-based payment for share awards net of exercised		(17)						(17)		(17)
Dividends paid (note 13)			(24)					(24)		(24)
Dividends of subsidiaries								—	(15)	(15)
Transfer of gain on disposal of equity investments			1	(1)				—		—
Translation		(11)	12					1	(1)	—
Balance at 31 December 2018	7,171	96	(3,227)	37	—	(12)	(1,413)	2,652	42	2,694

(1)
Other capital reserves include a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $10m (2017: $11m; 2016: $10m), surplus on equity transaction of joint venture of $36m (2017: $36m; 2016: $36m), equity items for share-based payments of $48m (2017: $75m; 2016: $68m), cash flow hedge reserves and other reserves.

(2)
Included in accumulated losses are retained earnings totalling $283m (2017: $287m; 2016: $250m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED 31 December, 2018, 2017 and 2016

1    ACCOUNTING POLICIES

Statement of compliance
The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB), Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008.

New standards and interpretations issued

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2018. The adoption of the new standards, interpretations and amendments effective from 1 January 2018 had the following impact on the group.

IFRS 15 "Revenue from Contracts with Customers"
Management assessed the potential impact of IFRS 15 on the financial statements of the group and concluded that the group does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard did not have a significant impact on the timing or amount of the group’s revenue recognition. However, the adoption of IFRS 15 resulted in the presentation of by-product revenue in revenue from product sales where previously by-product revenue was included in cost of sales. Revenue from product sales includes gold income and by-product revenue. This change in classification resulted in a corresponding increase in costs of sales, and therefore did not have an impact on previously reported gross profit.

As previously reported:

	U S Dollars
Figures in millions	2017	2016
Revenue	4,543	4,254
Gold income	4,356	4,085
Cost of sales	(3,582)	(3,263)
Gain (loss) on non-hedge derivatives and other commodity contracts	10	19
Gross profit	784	841
Gross profit %	18.00%	20.59%

By-products revenue for the years ended 2017 and 2016 ($154m and $138m respectively) is included in the Revenue line, but was offset and thus reduced cost of sales in the income statement.

On adoption of IFRS 15, AngloGold Ashanti discloses revenue from all product sales, including by-products sales in Revenue from product sales in the income statement. Accordingly, the income statement was restated for the effects of adopting IFRS 15 as follows:

	U S Dollars
Figures in millions	2017	2016
Revenue from product sales	4,510	4,223
Cost of sales	(3,736)	(3,401)
Gain (loss) on non-hedge derivatives and other commodity contracts	10	19
Gross profit	784	841
Gross profit %	17.38%	19.91%

AngloGold Ashanti applied IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 9 "Financial Instruments"
The group’s financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), trade receivables, cash restricted for use and cash and cash equivalents which are subject to the IFRS 9 expected credit loss model as they are carried at amortised cost. The accounting policy for listed equity investments depends on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities are classified as fair value through profit or loss (FVTPL) to eliminate accounting mismatch, which previously arose from the unwinding of the rehabilitation liabilities recognised in profit or loss and the fair value adjustments to investments held to meet the rehabilitation liabilities recognised in other comprehensive income. Listed equity investments held for other purposes are classified as fair value through other comprehensive income (FVTOCI). Financial liabilities are carried at amortised cost and there is no change in their recognition or presentation under IFRS 9. The adoption of IFRS 9 did not have a significant impact on total assets, total liabilities or the results of the group.

In accordance with the transitional provisions in IFRS 9, upon adoption, comparative figures were not restated. The available for sale reserve of $43m was transferred to the FVTOCI reserve -$33m and to accumulated losses -$10m in respect of equity investments at FVTOCI and FVTPL respectively. Refer statement of changes in equity for reclassifications.

AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years. We have identified that IFRS 16 “Leases” which has an effective date of 1 January 2019, is likely to affect future financial reporting.

IFRS 16 “Leases”
Management is in the process of completing its assessment of the accounting impact and required disclosures arising out of the adoption of this standard. IFRS 16 requires lessees to recognise right-of-use assets and lease liabilities arising from lease contracts with additional disclosures about leasing arrangements. Leases within the scope of IFRS 16 will result in increases in assets and liabilities. Based on contracts in existence at 31 December 2018 containing leasing arrangements within the recognition scope of IFRS 16, we expect an increase in the group’s depreciation charge of between $36m and $42m, and a finance cost increase of between $6m to $8m. Operating cashflows are expected to increase and financing cashflows to decrease by between $39m and $45m as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities, while previously the operating lease payments were classified as cash flows from operating activities. Management has determined that certain mining, drilling and power generation contracts which are not classified as finance leases under the current accounting standards (IAS 17 and IFRIC 4), will have the most impact on the group’s results on adoption of IFRS 16. The adoption of the new standard will result in the recognition of additional right-of-use assets and lease liabilities of between $135m to $160m on 1 January 2019.AngloGold Ashanti has elected to transition to IFRS 16 retrospectively with the cumulative effect of initially applying the Standard recognised at the date of initial application. AngloGold Ashanti will not restate comparative information. Instead, the cumulative effect of initially applying IFRS 16 will be recognised by adjusting the opening balance of retained earnings at the date of initial application. The adoption of IFRS 16 will not impact AngloGold Ashanti's current debt covenant arrangements with financial institutions.

The significant accounting principles applied in the presentation of the group and company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: “Summary of significant accounting policies”.

1.1    BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year except for the changes arising from the adoption of IFRS 9 and IFRS 15 as described in “New Standards and Interpretations Issued” above.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Amortisation
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

These factors could include:
•changes in proved and probable Ore Reserve;
•the grade of Ore Reserve may vary significantly from time to time;
•differences between actual commodity prices and commodity price assumptions;
•unforeseen operational issues at mine sites; and
•changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

Stripping costs
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

Impairment
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

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 “Impairment of Assets”.

The carrying value of tangible assets at 31 December 2018 was $3,381m (2017: $3,742m; 2016: $4,111m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2018 was $104m (2017: $288m; 2016: $3m).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The carrying value of goodwill in the consolidated financial statements at 31 December 2018 was $116m (2017: $127m; 2016: $126m). The impairment of goodwill recognised in the consolidated financial statements for the year ended 31 December 2018 was nil (2017: $9m; 2016: nil).

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
The group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 "Income Taxes”, applies the South African corporate tax rate of 28%.

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

Carrying values of the group at 31 December 2018:

•	deferred tax asset: nil (2017: $4m; 2016: $4m);

•	deferred tax liability: $315m (2017: $363m; 2016: $496m);

•	taxation liability: $60m (2017: $53m; 2016: $111m); and

•	taxation asset: $6m (2017: $3m; 2016: $14m), included in trade, other receivables and other assets.

Unrecognised value of deferred tax assets: $501m (2017: $470m; 2016: $477m).

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

The carrying amount of the rehabilitation obligations for the group at 31 December 2018 was $622m (2017: $724m; 2016: $705m).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2018 was $404m (2017: $424m; 2016: $397m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Continental Africa, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Continental Africa and in Brazil. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.

The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2018 was $194m (2017: $174m; 2016: $135m).

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

The carrying value of the post-retirement obligations at 31 December 2018 was $100m (2017: $122m; 2016: $118m).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The carrying value of the silicosis provision at 31 December 2018 was $63m (2017: $63m).

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

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, an amount of $18m has been considered.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•share capital and premium are translated at historical rates of exchange at the reporting date;
•retained earnings are converted at historical average exchange rates;
•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation).

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. On repayment or realisation, permanent loans and investments are recycled from FCTR to the income statement.

Segment reporting

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker (CODM) in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief executive officer and the executive committee are collectively identified as the CODM.

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

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and the difference is recognised as an impairment.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount for the related asset, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In addition, the group’s management awards certain employee bonuses in the form of a cash settled scheme, whereby awards granted are linked to the performance of the company’s share price. A liability is recognised based upon the grant date fair value and is subsequently remeasured to the closing share price at each reporting date up to the date of vesting. Remeasurements to fair value are recognised in the income statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.
Revenue from product sales comprises sales of:

•	refined gold;

•	by-products including silver, uranium and sulphuric acid; and

•	doré bars.

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

Financial instruments

Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

On initial recognition, a financial asset is classified as measured at:
•amortised cost;
•Fair value through other comprehensive income (FVTOCI) - equity instruments; or
•FVTPL.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented as separate line item in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments
Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVPL are recognised in other gains or losses in the statement of profit or loss as applicable.

Impairment of financial assets

Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.

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

Group analysis by origin is as follows:

Figures in millions	Gold income
US Dollars	2018	2017	2016
Geographical analysis of gold income by origin is as follows:
South Africa	602	1,101	1,173
Continental Africa(1)	1,983	1,895	1,663
Australasia	780	709	646
Americas	1,021	1,104	1,036
	4,386	4,809	4,518
Equity-accounted investments included above	(581)	(453)	(433)
	3,805	4,356	4,085

Foreign countries included in the above and considered material are:
Brazil	634	705	659
Guinea		489
Tanzania	715	664	591
DRC	468

Geographical analysis of gold income by destination is as follows:
South Africa	1,445	1,659	1,719
North America	450	456	893
Australia	780	709	645
Europe	387	399	377
United Kingdom	1,324	1,586	884
	4,386	4,809	4,518
Equity-accounted investments included above	(581)	(453)	(433)
	3,805	4,356	4,085

Figures in millions	By product revenue
US Dollars	2018	2017	2016
South Africa	6	15	23
Continental Africa(1)	3	3	4
Australasia	2	2	2
Americas	128	135	110
	139	155	139
Equity-accounted investments included above	(1)	(1)	(1)
	138	154	138

The Group's revenue is mainly derived from gold income. Gold is sold through numerous traders worldwide. The Group is not economically dependent on a limited number of customers for the sale of its gold production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    Segmental Information (continued)

Figures in millions	Gross profit (loss) (2)
US Dollars	2018	2017	2016
South Africa	21	(3)	149
Continental Africa(1)	380	386	334
Australasia	160	159	106
Americas(1)	310	253	283
Corporate and other(1)	3	2	(4)
	874	797	868
Equity-accounted investments included above	(102)	(13)	(27)
	772	784	841

Figures in millions	Cost of sales
		Restated	Restated
US Dollars	2018	2017	2016
South Africa	590	1,129	1,064
Continental Africa(1)	1,607	1,513	1,334
Australasia	622	551	542
Americas (1)	838	987	863
Corporate and other(1)	(4)	(3)	5
	3,653	4,177	3,808
Equity-accounted investments included above	(480)	(441)	(407)
	3,173	3,736	3,401

Figures in millions	Amortisation
US Dollars	2018	2017	2016
South Africa	72	133	167
Continental Africa(1)	379	421	365
Australasia	149	130	126
Americas(1)	192	273	260
Other, including non-gold producing subsidiaries	3	2	5
	795	959	923
Equity-accounted investments included above	(165)	(136)	(114)
Continuing operations	630	823	809

Figures in millions	Total assets (1)(3)(4)
US Dollars	2018	2017	2016
South Africa	1,106	1,734	1,818
Continental Africa	3,135	3,153	3,090
Australasia	888	929	804
Americas	1,286	1,258	1,273
Other, including non-gold producing subsidiaries	228	145	168
	6,643	7,219	7,153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    Segmental Information (continued)

Figures in millions	Non-current assets (5)
US Dollars	2018	2017	2016

Non-current assets considered material, by country are:
South Africa(5)	1,005	1,295	1,678
Foreign entities(5)	4,234	4,259	4,144

DRC(5)	1,439	1,423	1,400
Ghana(5)	550	533	520
Tanzania(5)	369	422	437
Australia(5)	718	764	673
Brazil(5)	615	632	645

Figures in millions	Capital expenditure
US Dollars	2018	2017	2016
South Africa	73	150	182
Continental Africa(1)	313	409	291
Australasia	156	153	109
Americas (1)	176	234	225
Other, including non-gold producing subsidiaries	3	7	4
	721	953	811
Equity-accounted investments included above	(69)	(123)	(100)
	652	830	711

(1)	Includes equity-accounted investments.

(2)
The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

(3)
Total assets includes allocated goodwill of nil (2017: nil; 2016: $8m) for South Africa, $108m (2017: $119m; 2016: $110m) for Australasia and $8m (2017: $8m; 2016: $8m) for Americas (note 15). The South African segment includes assets held for sale of nil (2017: $348m; 2016:nil).

(4)
In 2018, pre-tax impairments and derecognition of assets of $98m were accounted for in South Africa (2017: $294m; 2016: $3m), Continental Africa $5m (2017: nil; 2016: nil) and the Americas $1m (2017: nil; 2016; nil).

(5)	Non-current assets exclude financial instruments and deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3    REVENUE

	US Dollars
Figures in millions	2018	2017	2016
		Restated	Restated
Revenue consists of the following principal categories:
Gold income (note 2)	3,805	4,356	4,085
By-products (note 2)	138	154	138
Revenue from product sales	3,943	4,510	4,223
4    COST OF SALES

	US Dollars
Figures in millions	2018	2017	2016
		Restated	Restated
Cash operating costs	2,356	2,728	2,444
Royalties	135	116	105
Other cash costs	14	19	24
Total cash costs	2,505	2,863	2,573
Retrenchment costs	4	6	14
Rehabilitation and other non-cash costs	20	29	43
Amortisation of tangible assets (note 30 and note 34)	625	817	789
Amortisation of intangible assets (note 30 and note 34)	5	6	20
Inventory change	14	15	(38)
	3,173	3,736	3,401
5    OTHER OPERATING EXPENSES

	US Dollars
Figures in millions	2018	2017	2016
Care and maintenance costs (note 34)	74	62	70
Pension and medical defined benefit provisions	10	9	25
Governmental fiscal claims, care and maintenance of old tailings operations and other	13	17	15
	97	88	110
6    SPECIAL ITEMS

	US Dollars
Figures in millions	2018	2017	2016
Impairment and derecognition of assets	104	297	3
Impairment of other investments	—	3	—
Retrenchment and related costs	34	88	1
Legal fees (recoveries) and other costs related to contract terminations and settlement costs	17	71	11
Write-down of inventories	1	3	12
Net (profit) loss on disposal of assets	20	(8)	(4)
Royalties received	(10)	(18)	(9)
Indirect tax expense (recoveries)	4	2	(2)
Repurchase premium and cost on settlement of debt facilities	—	—	30
	170	438	42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7    FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	US Dollars
Figures in millions	2018	2017	2016
Finance costs
Finance costs on bonds, corporate notes, bank loans and other	128	132	148
Amortisation of fees	7	4	4
Finance lease charges	5	6	6
	140	142	158
Unwinding of obligations	38	27	22
Total finance costs and unwinding of obligations (note 30 and 34)	178	169	180
8    SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT (LOSS)

	US Dollars
Figures in millions	2018	2017	2016
		Restated	Restated
Revenue(1)	582	454	442
Operating costs, special items and other expenses(1)	(472)	(471)	(447)
Net interest received	(8)	1	3
Profit (loss) before taxation	102	(16)	(2)
Taxation	(9)	23	7
Profit (loss) after taxation	93	7	5
(Impairment) impairment reversal of investments in associates	15	13	(5)
Impairment reversal of investments in joint ventures (note 17)	14	2	11
Share of associates and joint ventures’ profit (loss) (note 30)	122	22	11
(1) Restated on adoption of IFRS 15.

9    EMPLOYEE BENEFITS

	US Dollars
Figures in millions	2018	2017	2016
Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits	797	1,024	918
Health care and medical scheme costs
- current medical expenses	39	58	51
- defined benefit post-retirement medical expenses	9	10	10
Pension and provident plan costs
- defined contribution	37	53	48
- defined benefit pension plans	—	—	15
Retrenchment costs	30	92	16
Share-based payment expense (note 10)	35	33	37
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	947	1,270	1,095

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    Share-based payments

	US Dollars
Figures in millions	2018	2017	2016
Equity-settled share incentive schemes
Bonus Share Plan (BSP)	20	26	26
Long Term Incentive Plan (LTIP)	1	(1)	7
Other	1	1	1
	22	26	34
Cash-settled share incentive scheme
Cash-settled Long Term Incentive Plan (CSLTIP)	13	7	3
Total share-based payment expense (note 9)	35	33	37
Equity-settled incentive schemes

Equity schemes include the Bonus Share Plan (BSP), Long Term Incentive Plan (LTIP) and the Co-Investment Plan (CIP). A new incentive scheme, the Deferred Share Plan (DSP), has been implemented in January 2018. No allocation under the DSP has been made in 2018. There were otherwise no additional schemes introduced during 2018 and no changes to rules or practices in the existing schemes.

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2018		2017		2016
Calculated fair value	R	119.14	R	152.87	R	229.22
Vesting date 50%	22 Feb 2019		1 Mar 2018		1 Mar 2017
Vesting date 50%	22 Feb 2020		1 Mar 2019		1 Mar 2018
Expiry date	22 Feb 2028		1 Mar 2027		1 Mar 2026

	Number of shares
	2018	2017	2016
Awards outstanding at beginning of year	4,479,679	4,198,285	4,708,799
Awards granted during the year	2,492,584	1,926,549	2,103,767
Awards lapsed during the year	(359,343)	(218,601)	(204,374)
Awards exercised during the year	(2,055,001)	(1,426,554)	(2,409,907)
Awards outstanding at end of year	4,557,919	4,479,679	4,198,285
Awards exercisable at end of year	1,588,512	1,904,021	1,170,849

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2015
Calculated fair value	R	129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

	Number of shares
	2018	2017	2016
Awards outstanding at beginning of year	2,466,357	4,363,330	6,028,193
Awards lapsed during the year	(1,186,330)	(1,512,857)	(1,160,023)
Awards exercised during the year	(832,185)	(384,116)	(504,840)
Awards outstanding at end of year	447,842	2,466,357	4,363,330
Awards exercisable at end of year	447,842	455,914	320,169

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    Share-based payments (continued)

Equity-settled incentive schemes (continued)

Co-Investment Plan (CIP)

	Number of shares
	2018	2017	2016
Awards outstanding at beginning of year	95,378	97,651	145,040
Awards granted during the year	80,809	112,105	47,590
Awards lapsed during the year	(11,633)	(62,775)	(18,570)
Awards exercised during the year	(51,976)	(51,603)	(76,409)
Awards outstanding at end of year	112,578	95,378	97,651

Cash-Settled Long Term Incentive Plan (CSLTIP)

There were no changes to rules or practices within the CSLTIP scheme, and no awards during 2018.

Award date (unvested awards and awards vested during the year)
	2017		2016
Closing share price at 30 December:	R	128.62	R	152.58
Vesting date	1 March 2020		1 March 2019

	Number of units
	2018	2017	2016
Share units outstanding at beginning of year	4,469,618	2,464,630	30,163
Share units granted during the year	—	2,572,437	2,537,000
Share units lapsed during the year	(611,265)	(507,597)	(100,490)
Share units exercised during the year	(42,592)	(59,852)	(2,043)
Share units outstanding at end of year	3,815,761	4,469,618	2,464,630

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    TAXATION

Figures in millions	US Dollars
	2018	2017	2016
South African taxation
Normal taxation	—	1	1
Prior year (over) under provision	(2)	—	(3)
Deferred taxation
Impairment and disposal of tangible assets	(47)	(72)	—
Other temporary differences	(34)	(62)	12
Prior year (over) under provision	(2)	15	25
Change in estimated deferred tax rate	(23)	31	—
	(108)	(87)	35
Foreign taxation
Normal taxation	243	201	246
Prior year (over) under provision	1	(26)	(10)
Deferred taxation
Temporary differences	(4)	20	(65)
Prior year (over) under provision	4	2	(17)
Change in estimate	(7)	—	—
Change in statutory tax rate	(1)	(2)	—
	236	195	154
	128	108	189

Reconciliation to South African statutory rate

Figures in millions	US Dollars
Reconciliation to South African statutory rate	2018	2017	2016

Implied tax charge at 28%	78	(18)	75
Increase (decrease) due to:
Expenses not tax deductible(1)	29	30	27
Share of associates and joint ventures' profit (loss)	(34)	(6)	(3)
Tax rate differentials(2)	25	27	48
Exchange variations, translation and accounting adjustments	20	7	(20)
Current year tax losses not recognised (recognised) in deferred tax assets:
Obuasi mine	13	18	22
AngloGold Ashanti Holdings plc(3)	36	—	—
North America	6	—	—
Tax exempt entities:
AngloGold Ashanti Holdings plc(3)	—	31	37
Other	6	(2)	(2)
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	(30)	35	2
Tax effect of disposal of Vaal River assets	(18)	—	—
Loss on realisation of loan settlement	—	—	17
Tax allowances	(3)	(3)	(9)
Impact of statutory tax rate change	(1)	(2)	—
Adjustment in respect of prior years	1	(9)	(5)
Income tax expense	128	108	189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    Taxation (continued)

Anglogold Ashanti has changed the tax rate reconciliation from a percentage reconciliation of the estimated corporate tax rate to a numerical reconciliation of the income tax expense and has expanded disclosure on certain line items in the reconciliation to provide more relevant information to users.

(1) Includes corporate and other costs, transfer pricing and British Virgin Isle company losses.

(2) Due to different tax rates in various jurisdictions.

(3) During 2018, AngloGold Ashanti Holdings plc changed its tax jurisdiction from the Isle of Man (taxed at 0% in 2017) to the United Kingdom (taxed at 19% in 2018).

Figures in millions	US Dollars
	2018	2017	2016
Analysis of unrecognised deferred tax assets
Tax losses available to be utilised against future profits
- utilisation required within one year	48	—	—
- utilisation required between one and two years	187	48	—
- utilisation required between two and five years	300	333	321
- utilisation required between five and twenty years	1,229	1,210	1,185
- utilisation in excess of twenty years	26	1	1
	1,790	1,592	1,507
At the statutory tax rates the unrecognised value of deferred tax assets are: $501m (2017: $470m; 2016: $477m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana and Colombia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12    EARNINGS (LOSS) PER ORDINARY SHARE

	2018	2017	2016
	US cents per share
Basic earnings (loss) per ordinary share	32	(46)	15
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $133m (2017: ($191m); 2016: $63m) and 417,122,155 (2017: 415,440,077; 2016: 412,585,042) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	32	(46)	15
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $133m (2017: ($191m); 2016: $63m) and 417,379,405 (2017: 415,440,077; 2016: 414,706,400) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2018	2017	2016
Ordinary shares	411,412,947	409,265,471	407,519,542
Fully vested options and currently exercisable(1)	5,709,208	6,174,606	5,065,500
Weighted average number of shares	417,122,155	415,440,077	412,585,042
Dilutive potential of share options	257,250	—	2,121,358
Fully diluted number of ordinary shares	417,379,405	415,440,077	414,706,400

Figures in millions	US Dollars
In calculating the diluted earnings (loss) attributable to equity shareholders, the following were taken into consideration:
Profit (loss) attributable to equity shareholders	133	(191)	63

(1)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

	US Dollars
Figures in millions	2018	2017	2016
Headline earnings (loss)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders from continuing and discontinued operations	133	(191)	63
Net impairment (impairment reversal) and derecognition of assets	102	298	(16)
Net (profit) loss on disposal of assets	32	(8)	4
Exchange loss on foreign currency translation reserve release	—	—	60
Taxation on items above	(47)	(72)	—
	220	27	111

	US Cents
Basic headline earnings (loss) per share
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $220m (2017: $27m; 2016: $111m) and 417,122,155 (2017: 415,440,077; 2016: 412,585,042) shares being the weighted average number of ordinary shares in issue during the year.	53	6	27
Diluted headline earnings (loss) per share
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $220m (2017: $27m; 2016: $111m) and 417,379,405 (2017: 415,440,077; 2016: 414,706,400) shares being the weighted average number of ordinary shares in issue during the year.	53	6	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.    DIVIDENDS

	US Dollars
Figures in million	2018	2017	2016
Ordinary shares
Dividend number 118 of 130 SA cents per share was declared on 21 February 2017 and paid on 7 April 2017. (10 US cents per share)		39
Dividend number 119 of 70 SA cents per share was declared on 20 February 2018 and paid on 6 April 2018 (6 US cents per share).	24
	24	39

14    TANGIBLE ASSETS

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
US Dollars

Cost
Balance at 1 January 2016	6,282	4,432	914	5	356	78	12,067
Additions
- project capital	25	4	—	—	64	—	93
- stay-in-business capital	363	54	1	—	192	1	611
- capitalised leased assets	—	2	—	—	—	—	2
Disposals	(45)	(46)	—	—	—	—	(91)
Transfers and other movements(1)	(884)	25	—	—	(190)	—	(1,049)
Translation	202	105	4	—	28	3	342
Balance at 31 December 2016	5,943	4,576	919	5	450	82	11,975

Accumulated amortisation and impairments
Balance at 1 January 2016	4,488	2,618	862	2	29	10	8,009
Amortisation for the year	546	254	4	1	—	1	806
Impairment and derecognition of assets	1	2	—	—	—	—	3
Disposals	(43)	(43)	—	—	—	—	(86)
Transfers and other movements(1)	(964)	(70)	—	—	(3)	—	(1,037)
Translation	135	31	2	—	—	1	169
Balance at 31 December 2016	4,163	2,792	868	3	26	12	7,864
Net book value at 31 December 2016	1,780	1,784	51	2	424	70	4,111

Cost
Balance at 1 January 2017	5,943	4,576	919	5	450	82	11,975
Additions
- project capital	28	3	—	—	125	—	156
- stay-in-business capital	371	37	—	—	257	—	665
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements(1)	(168)	(21)	(27)	—	(291)	1	(506)
Transfer to non-current assets and liabilities held for sale	(785)	(281)	(7)	—	(72)	(3)	(1,148)
Translation	174	88	7	—	21	3	293
Balance at 31 December 2017	5,562	4,382	892	5	490	83	11,414

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.    Tangible assets (continued)

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
Accumulated amortisation and impairments
Balance at 1 January 2017	4,163	2,792	868	3	26	12	7,864
Amortisation for the year	553	272	3	—	—	1	829
Impairment and derecognition of assets(5)	182	62	8	—	1	—	253
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements(1)	(326)	(163)	(27)	—	—	—	(516)
Transfer to non-current assets and liabilities held for sale	(685)	(169)	(4)	—	(1)	—	(859)
Translation	93	22	5	—	—	2	122
Balance at 31 December 2017	3,979	2,796	853	3	26	15	7,672
Net book value at 31 December 2017	1,583	1,586	39	2	464	68	3,742

Cost
Balance at 1 January 2018	5,562	4,382	892	5	490	83	11,414
Additions
- project capital	2	—	—	—	175	—	177
- stay-in-business capital	294	20	3	—	149	1	467
Disposals	(5)	(30)	—	(1)	—	(3)	(39)
Transfers and other movements(1)	60	(41)	—	—	(270)	1	(250)
Translation	(239)	(119)	(7)	—	(32)	(5)	(402)
Balance at 31 December 2018	5,674	4,212	888	4	512	77	11,367

Accumulated amortisation and impairments
Balance at 1 January 2018	3,979	2,796	853	3	26	15	7,672
Amortisation for the year	397	233	2	1	—	1	634
Impairment and derecognition of assets(5)	—	104	—	—	—	—	104
Disposals	(5)	(27)	—	(1)	—	(2)	(35)
Transfers and other movements(1)	(52)	(153)	—	—	—	—	(205)
Translation	(135)	(42)	(6)	—	1	(2)	(184)
Balance at 31 December 2018	4,184	2,911	849	3	27	12	7,986
Net book value at 31 December 2018	1,490	1,301	39	1	485	65	3,381

(1)	Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and derecognition of assets with a carrying value of nil.

(2)	Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $45m (2017: $56m; 2016: $58m).

(3)	Included in the amounts for land and buildings are assets held under finance leases with a net book value of $3m (2017: $6m; 2016: $7m).

(4)	Assets of $10m (2017: $11m; 2016: $12m) have been pledged as security.

(5)	Impairment and derecognition of assets is assessed as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.    Tangible assets (continued)

Impairments and derecognitions of tangible assets

For the year ended 31 December, the following impairments and derecognitions of tangible assets were recognised:

Figures in millions - US Dollars	2018	2017
First Uranium	93	13
TauTona	—	79
Kopanang	—	35
Surface Operations	1	9
Moab Khotsong	—	112
Mponeng	4	2
Obuasi	5	—
Other	1	3
	104	253

Impairment calculation assumptions as at 31 December 2018 - goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:

•
the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,239/oz (2017: $1,240/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

•	proved and probable Ore Reserve;

•	value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;

•
in determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2017. At 31 December 2018, the derived group WACC was 8.30% (real post-tax) which is 80 basis points higher than in 2017 of 7.50%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;

•	foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;

•	cash flows used in impairment calculations are based on life of mine plans which range from 2 years to 41 years; and

•	variable operating cash flows are increased at local Consumer Price Index rates.

Impairment of cash generating units

The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

During June 2018, due to market conditions and a strategic decision taken to change the processing strategy of Mine Waste Solutions (MWS), whereby MWS in future will focus solely on gold recovery, the Uranium plant of the MWS cash-generating unit was fully impaired as it is unlikely to be utilised or generate future economic benefits.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.    Tangible assets (continued)

In a separate announcement on 19 October 2017, AngloGold Ashanti announced the sale of its Kopanang Mine, the West Gold Plant and related infrastructure (Kopanang) to Heaven-Sent SA Sunshine Investment Company Limited for a cash consideration of R100m. Kopanang was accordingly transferred to held for sale and written down to the fair value less cost to sell.

The sales of the above mentioned assets were concluded on 28 February 2018.

Cash generating units with marginal headroom

Based on an analysis carried out by the group in 2018, the carrying value and value in use of the most sensitive cash generating unit (CGU) are:

Figures in millions - US Dollars	Carrying value	Value in use
Mponeng(1)	533	547
Kibali(2)	1,439	1,484

(1) It is estimated that a decrease of the long-term real gold price of $1,239/oz by 0.3%, would cause the receivable amount of Mponeng to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.

(2) Equity accounted investment, included in investments in associates and joint ventures in the statement of financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    INTANGIBLE ASSETS

Figures in millions	Goodwill	Software and licences	Royalty tax rate concession and other	Total
US Dollars
Cost
Balance at 1 January 2016	380	118	60	558
Additions	—	5	—	5
Transfers and other movements(1)	—	(4)	—	(4)
Translation	(1)	6	—	5
Balance at 31 December 2016	379	125	60	564
Accumulated amortisation and impairments
Balance at 1 January 2016	254	93	50	397
Amortisation for the year		16	4	20
Transfers and other movements(1)	—	(3)	—	(3)
Translation	(1)	6	—	5
Balance at 31 December 2016	253	112	54	419
Net book value at 31 December 2016	126	13	6	145
Cost
Balance at 1 January 2017	379	125	60	564
Additions	—	1	—	1
Transfer to non-current assets and liabilities held for sale	—	(17)	—	(17)
Transfers and other movements(1)	(263)	(1)	—	(264)
Translation	11	4	—	15
Balance at 31 December 2017	127	112	60	299
Accumulated amortisation and impairments
Balance at 1 January 2017	253	112	54	419
Amortisation for the year		3	3	6
Impairment	9	—	—	9
Transfer to non-current assets and liabilities held for sale	—	(15)	—	(15)
Transfers and other movements(1)	(263)	(1)	—	(264)
Translation	1	5	—	6
Balance at 31 December 2017	—	104	57	161
Net book value at 31 December 2017	127	8	3	138
Cost
Balance at 1 January 2018	127	112	60	299
Additions	—	1	—	1
Disposals	—	(2)	(1)	(3)
Transfer to non-current assets and liabilities held for sale	—	—	—	—
Transfers and other movements(1)	—	4	—	4
Translation	(11)	(7)	—	(18)
Balance at 31 December 2018	116	108	59	283
Accumulated amortisation and impairments
Balance at 1 January 2018	—	104	57	161
Amortisation for the year		3	2	5
Disposals	—	(2)	(1)	(3)
Transfers and other movements(1)	—	4	—	4
Translation	—	(7)	—	(7)
Balance at 31 December 2018	—	102	58	160
Net book value at 31 December 2018	116	6	1	123

(1)	Transfers and other movements include amounts from asset reclassifications and amounts written off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    Intangible assets (continued)

Impairment calculation assumptions for goodwill
Based on an analysis carried out by the group in 2018, the carrying value and value in use of cash generating units (CGUs) with goodwill that were most sensitive is:

	2018
	US Dollars
Figures in millions	Carrying Value	Value in use
Serra Grande	104	259

As at 31 December 2018, the recoverable amount of Serra Grande exceeded its carrying amount by $155m. The Serra Grande CGU had $8m goodwill at that date.

It is estimated that a decrease of the long-term real gold price of $1,239/oz by 15%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

	US Dollars
Figures in millions	2018	2017	2016
- Sunrise Dam	108	119	110
- First Uranium (Pty) Limited			8
- Serra Grande	8	8	8
	116	127	126
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
- Sunrise Dam(1)	8.3%	8.3%	8.8%

Goodwill has been allocated to its respective CGU's where it is tested for impairment as part of the CGU . The group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2018 were determined on a basis consistent with the 2017 discount rates.

(1)	The value in use of the CGU is $750m in 2018 (2017: $402m; 2016: $487m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16    Material partly-owned subsidiaries

Name	Non-controlling interest holding			Country of incorporation and operation
	2018	2017	2016
Cerro Vanguardia S.A. (CVSA)	7.5%	7.5%	7.5%	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15%	15%	15%	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

	US Dollars
Figures in millions	2018	2017	2016
Profit allocated to material non-controlling interests
CVSA	9	7	6
Siguiri	8	13	11
Accumulated balances of material non-controlling interests
CVSA	14	13	15
Siguiri	32	32	28

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of profit or loss for 2018
Revenue	498	365
Profit (loss) for the year	119	56
Total comprehensive income (loss) for the year, net of tax	119	56
Attributable to non-controlling interests	9	8
Dividends paid to non-controlling interests	(7)	(8)

Statement of profit or loss for 2017
Revenue	517	489
Profit (loss) for the year	96	88
Total comprehensive income (loss) for the year, net of tax	96	88
Attributable to non-controlling interests	7	13
Dividends paid to non-controlling interests	(9)	(10)

Statement of profit or loss for 2016
Revenue	472	367
Profit (loss) for the year	81	74
Total comprehensive income (loss) for the year, net of tax	81	74
Attributable to non-controlling interests	6	11
Dividends paid to non-controlling interests	(6)	(9)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16    Material partly-owned subsidiaries (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of financial position as at 31 December 2018
Non-current assets	176	257
Current assets	215	157
Non-current liabilities	(112)	(64)
Current liabilities	(78)	(137)
Total equity	201	213

Statement of financial position as at 31 December 2017
Non-current assets	193	206
Current assets	171	189
Non-current liabilities	(103)	(101)
Current liabilities	(84)	(82)
Total equity	177	212

Statement of financial position as at 31 December 2016
Non-current assets	241	174
Current assets	177	178
Non-current liabilities	(108)	(79)
Current liabilities	(107)	(85)
Total equity	203	188

Statement of cash flows for the year ended 31 December 2018
Cash inflow (outflow) from operating activities	179	84
Cash inflow (outflow) from investing activities	(36)	(96)
Cash inflow (outflow) from financing activities	(140)	(6)
Net increase (decrease) in cash and cash equivalents	3	(18)

Statement of cash flows for the year ended 31 December 2017
Cash inflow (outflow) from operating activities	189	152
Cash inflow (outflow) from investing activities	(55)	(82)
Cash inflow (outflow) from financing activities	(118)	(58)
Net increase (decrease) in cash and cash equivalents	16	12

Statement of cash flows for the year ended 31 December 2016
Cash inflow (outflow) from operating activities	110	120
Cash inflow (outflow) from investing activities	(57)	(59)
Cash inflow (outflow) from financing activities	(97)	(53)
Net increase (decrease) in cash and cash equivalents	(44)	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	US Dollars
Figures in millions	2018	2017	2016
Carrying value
Investments in associates	36	36	20
Investments in joint ventures	1,492	1,471	1,428
	1,528	1,507	1,448

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.
Summarised financial information of immaterial associates is as follows:

	US Dollars
Figures in millions	2018	2017	2016
Aggregate statement of profit or loss for associates (attributable)
Revenue	19	21	30
Operating costs and expenses	(4)	(11)	(38)
Taxation	(1)	2	(1)
Profit (loss) for the year	14	12	(9)
Total comprehensive profit (loss) for the year, net of tax	14	12	(9)
Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2018	2017	2016
Kibali Goldmines S.A.(1)	45	45	45	Exploration and mine development	The Democratic Republic of the Congo

(1)	AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

	US Dollars
Figures in millions	2018	2017	2016

Carrying value of joint ventures
Kibali	1,439	1,423	1,400
Immaterial joint ventures	53	48	28
	1,492	1,471	1,428
Reversal (impairment) of investments in joint ventures
Sadiola (note 8)	14	2	11

	US Dollars
Figures in millions	2018	2017	2016

The cumulative unrecognised share of losses of the joint ventures:
Morila	8	7	9
Yatela	3	2	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17    Investments in associates and joint ventures (continued)

Summarised financial information of joint ventures is as follows (not attributable):

	US Dollars
	Kibali
Figures in millions	2018	2017	2016

Statement of profit or loss
Revenue	1,098	755	709
Other operating costs and expenses	(539)	(530)	(471)
Amortisation of tangible and intangible assets	(330)	(264)	(211)
Finance costs and unwinding of obligations	(4)	(5)	(5)
Interest income	3	4	5
Taxation	(16)	54	23
Profit for the year	212	14	50
Total comprehensive income for the year, net of tax	212	14	50
Dividends received from joint venture (attributable)	89	—	30

	US Dollars
	Kibali
Figures in millions	2018	2017	2016

Statement of financial position
Non-current assets	2,659	2,834	2,805
Current assets	205	166	179
Cash and cash equivalents	124	3	19
Total assets	2,988	3,003	3,003

Non-current financial liabilities	29	41	47
Other non-current liabilities	24	23	32
Current financial liabilities	11	7	10
Other current liabilities	64	107	133
Total liabilities	128	178	222

Net assets	2,860	2,825	2,781
Group’s share of net assets	1,430	1,413	1,391
Other	9	10	9
Carrying amount of interest in joint venture	1,439	1,423	1,400

	US Dollars
Figures in millions	2018	2017	2016

Aggregate statement of profit (loss) for immaterial joint ventures (attributable)
Revenue	112	113	114
Other operating costs and expenses	(92)	(94)	(95)
Amortisation of tangible and intangible assets	(15)	(16)	(18)
Taxation	(2)	(2)	(3)
Profit (loss) for the year	3	1	(2)
Total comprehensive income (loss) for the year, net of tax	3	1	(2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18    OTHER INVESTMENTS

	US Dollars
Figures in millions	2018	2017	2016

Non-current investments

Listed investments (1)

Equity investments at fair value through profit and loss (FVTPL)
Balance at beginning of year	26
Additions	2
Disposals	(2)
Fair value adjustments	(3)
Translation	(4)
Balance at end of year	19

Equity investments at fair value though OCI (FVTOCI)
Balance at beginning of year	47
Additions	13
Disposals	(7)
Fair value adjustments	10
Balance at end of year	63

The group reclassified its listed investments as FVTPL and FVTOCI on adoption of IFRS 9 on 1 January 2018. The fair value of available-for-sale investments as at 31 December 2017 amounted to $73m (2016: $46m).

The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)	—	7	9
Corvus Gold Corporation	43	25	7
Various listed investments held by Environmental Rehabilitation Trust Fund	16	22	18
Pure Gold Mining	18	11	8
Other	5	8	4
	82	73	46

(1) The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18    Other investments (continued)

	US Dollars
Figures in millions	2018	2017	2016

Non-current investments (continued)

Listed investments (continued)

Investments held to maturity		4	6

Investments at amortised cost	12

The amortised cost investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by Ashburton Investments.

Current investments
Listed investments - Available for Sale		7	5

Listed investments - FVTOCI	6

Book value of listed investments	100	84	57

Non-current assets
Unlisted investments

Balance at beginning of year	54	73	57
Additions	48	81	66
Maturities	(45)	(73)	(58)
Transfer to non-current assets and liabilities held for sale	—	(32)	—
Other	(2)	—	1
Translation	(8)	5	7
Balance at end of year	47	54	73
The unlisted investments include:
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by Ashburton Investments	46	53	69
Other	1	1	4
	47	54	73

Book value of unlisted investments	47	54	73

Total value of non-current investments	141	131	125
Total book value of other investments	147	138	130

(1)The group’s listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19    INVENTORIES

	US Dollars
Figures in millions	2018	2017	2016
Non-current
Raw materials - ore stockpiles	106	100	84

Current
Raw materials
- ore stockpiles	251	261	233
- heap-leach inventory	3	5	3
Work in progress
- metals in process	44	58	77
Finished goods
- gold doré/bullion	57	59	60
- by-products	—	5	4
Total metal inventories	355	388	377
Mine operating supplies	297	295	295
	652	683	672
Total inventories(1)	758	783	756

(1)
The amount of the write-down of ore stockpiles, metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense during the year in special items or cost of sales is $19m (2017: $17m; 2016: $30m).

20    TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	US Dollars
Figures in millions	2018	2017	2016
Non-current
Prepayments	18	17	9
Recoverable tax, rebates, levies and duties	84	50	25
	102	67	34

Current
Trade and loan receivables	33	27	35
Prepayments	42	62	85
Recoverable tax, rebates, levies and duties	116	127	124
Other receivables	18	6	11
	209	222	255

Total trade, other receivables and other assets	311	289	289

Current trade and loan receivables are generally on terms less than 90 days.

At 31 December 2018 trade receivables of $2m have been pledged as security.

There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Continental Africa segment. These values are summarised as follows:

Recoverable value added tax	126	106	61
Recoverable fuel duties	41	38	39
Appeal deposits	10	10	8
Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $17m to $84m (2017: $67m).

No refunds were received in cash in the current year, however claims relating to periods pre July 2017 totalling $33m have been offset against provisional corporate tax payments in 2018 in accordance with legislation. These amounts were set off against VAT claims that have been certified by an external advisor and verified by the Tanzania Revenue Authority (“TRA”). We requested that the TRA formally acknowledge the set off. The TRA has not responded to our request. We believe that due process has been correctly followed in respect of the set off. Given that GGM believes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

the $33m claims have been correctly set off pursuant to the Tanzanian law, no provision has been established for the amounts that have been set off.

An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act, 2014 (No. 5) (“2015 VAT Act”) to the effect that no input tax credit can be claimed for the exportation of “raw minerals”. The 2015 VAT Act does not expressly include a definition of “raw minerals”, the term is further not defined in the Mining Act of 2010. GGM has received notices from the TRA that they are not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes “raw minerals” for this purpose.

The basis for dispute of the disqualifications is on the interpretation of the legislation. We have disputed this interpretation of the legislation as a matter of Tanzanian law. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute “raw minerals” and accordingly the VAT claims are valid. We have obtained legal opinion that supports our view that doré does not constitute a “raw mineral”.

The total VAT claims submitted since July 2017 amount to $82.7m (of the total, $56.4m of claims were submitted in 2018). All disqualifications received from the TRA have been objected to in accordance with the provisions and timeframes set out in the Tax Administration Act, 2015 (No.10).

21    CASH RESTRICTED FOR USE

	US Dollars
Figures in millions	2018	2017	2016

Non-current	35	37	36

Current
Cash restricted by prudential solvency requirements and other	24	18	16
Cash balances held by the Tropicana - joint venture	7	10	3
	31	28	19
Total cash restricted for use (note 33 and 34)	66	65	55
22    CASH AND CASH EQUIVALENTS

	US Dollars
Figures in millions	2018	2017	2016

Cash and deposits on call	312	170	167
Money market instruments	17	35	48
Total cash and cash equivalents (note 33 and note 34)	329	205	215

23    SHARE CAPITAL AND PREMIUM

	US Dollars
Figures in millions	2018	2017	2016

Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cent each	—	—	—
30,000,000 C redeemable preference shares of no par value	—	—	—
	23	23	23
Issued and fully paid
412,769,980 (2017: 410,054,615; 2016: 408,223,760) ordinary shares of 25 SA cents each	16	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	16	16	16
Treasury shares held within the group:
2,778,896 A and B redeemable preference shares	—	—	—
	16	16	16
Share premium
Balance at beginning of year	7,171	7,145	7,103
Ordinary shares issued	37	26	42
	7,208	7,171	7,145
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of year	7,155	7,118	7,092
Share capital and premium	7,171	7,134	7,108

The rights and restrictions applicable to the A, B and C redeemable preference shares were unchanged during 2018. The group has commenced with a process to cancel all redeemable preference shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24    BORROWINGS

	US Dollars
Figures in millions	2018	2017	2016

Non-current

Unsecured
Debt carried at amortised cost
Rated bonds - issued July 2012	761	759	758
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010	1,002	1,001	1,000
Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

Syndicated revolving credit facility ($1bn)	—	32	45
The facility was issued on 17 July 2014 and cancelled during October 2018. Replaced with a new $1.4bn multi-currency facility. The new facility is undrawn.
Syndicated revolving credit facility (A$500m)	—	163	168
The loan was cancelled in October 2018 and replaced by a $1.4bn multi-currency facility which is capped at A$500m. The new facility is undrawn.
Syndicated loan facility (R1.5bn)	—	—	88
The facility was issued on 3 December 2013 and was settled on 12 December 2017.
Syndicated revolving credit facility (R2.5bn)	—	56	—
Quarterly interest paid at JIBAR plus 1.8% per annum. The facility was issued on 12 December 2017 and is available until 12 December 2021, with the option on application to extend for another year. The loan is SA rand-based.

Syndicated loan facility (R1.4bn)	28	81	—
Quarterly interest paid at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and is available until 7 July 2020. The loan is SA rand-based.
Syndicated loan facility (R1bn)	35	81	—
Quarterly interest paid at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017 and is available until 3 November 2021, with the option on application to extend for another year. The loan is SA rand-based.

Revolving Credit Facilities ($100m)(1)(2)	103	16	41
Various loans with interest rates ranging from 6.2% to 8% above LIBOR. The facilities were issued on 23 August 2016 and are available until 23 August 2019 and are US dollar-based.
Geita revolving credit facility ($115m)(1)	60	—	—
Multi-currency RCF consisting of Tanzanian shilling component which is capped at the equivalent of US$45m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility matures on 6 April 2021.

Other	—	1	1
Interest charged at various rates from 2.5% plus delta exchange rate on individual instalments per annum to 4.5% per annum. Repayments terminate in June 2023. All loans are Brazilian real-based.
The loans are subject to debt covenant arrangements for which no default event occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

24    Borrowings (continued)

	US Dollars
Figures in millions	2018	2017	2016
Non-current (continued)
Secured
Finance leases
Turbine Square Two (Pty) Limited	9	15	15
The lease is capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The building financed is used as security for these loans.

Australian Gas Pipeline	48	58	57
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

Other	4	5	5
Various loans with interest rates ranging from 2.5% to 14.7% per annum. These loans are repayable from 2016 to 2041. Some of these loans are secured by the financed assets.
Total borrowings (note 34)	2,050	2,268	2,178
Current portion of borrowings	(139)	(38)	(34)
Total non-current borrowings	1,911	2,230	2,144

Current
Current portion of non-current borrowings included above	139	38	34

Amounts falling due
Within one year(1)(2)	139	38	34
Between one and two years	734	219	170
Between two and five years	860	1,687	902
After five years	317	324	1,072
(note 34)	2,050	2,268	2,178

(1) On 29 January 2019 $35m of this facility was combined with the Geita RCF $115m and will be transferred to non-current borrowings during the next reporting period as the new facility is due on 6 April 2021.
(2) On 27 February 2019 the remaining portion of the $65m was renewed for a further three years, maturing 27 February 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

24    Borrowings (continued)

	US Dollars
Figures in millions	2018	2017	2016

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	1,896	1,807	1,844
Australian dollar	48	221	225
SA rand	75	237	106
Tanzanian shilling	29	—	—
Brazilian real	2	3	3
(notes 33 and 34)	2,050	2,268	2,178

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) - US dollar	—	965	950
Syndicated revolving credit facility (A$500m) - Australian dollar	—	226	191
Syndicated revolving credit facility (R1.5bn) - SA rand	—	—	21
Syndicated revolving credit facility (R2.5bn) - SA rand	174	146	—
Syndicated revolving credit facility (R1.4bn) - SA rand	70	32	102
FirstRand Bank Limited (R750m) - SA rand	52	61	37
Revolving credit facilities ($100m) - US dollar	—	85	60
Revolving credit facility (R1bn) - SA rand	35	—	—
Multi currency syndicated revolving credit facility ($1.4bn) - US Dollar	1,400	—	—
Revolving credit facility - $115m	57	—	—
	1,788	1,515	1,361

Changes in liabilities arising from financing activities:
Reconciliation of total borrowings:
A reconciliation of total borrowings included in the statement of financial position is set out in the following table:
Opening balance	2,268	2,178	2,737
Proceeds from borrowings	753	815	787
Repayment of borrowings	(967)	(767)	(1,333)
Finance costs paid on borrowings	(117)	(125)	(159)
Interest charged to the income statement	127	130	145
Fair value adjustments on issued bonds	—	—	(9)
Translation	(14)	37	10
Closing balance	2,050	2,268	2,178

Reconciliation of finance costs paid:
A reconciliation of finance costs paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings	117	125	159
Commitment fees, environmental guarantee fees and other borrowing costs	13	13	13
Total finance costs paid	130	138	172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25    ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	US Dollars
Figures in millions	2018	2017	2016

Environmental rehabilitation obligations

Provision for decommissioning
Balance at beginning of year	286	279	272
Charge to income statement	1	2	—
Change in estimates(1)	(47)	4	(12)
Unwinding of decommissioning obligation	12	12	12
Transfer to non-current assets and liabilities held for sale	—	(20)	—
Utilised during the year	(1)	(2)	(2)
Translation	(14)	11	9
Balance at end of year	237	286	279

Provision for restoration
Balance at beginning of year	409	426	411
Charge to income statement	2	8	10
Change in estimates(1)	(28)	(17)	(2)
Unwinding of restoration obligation	12	10	8
Transfer to non-current assets and liabilities held for sale	—	(3)	—
Transfer to current portion	—	(17)	—
Utilised during the year	(3)	(4)	(3)
Translation	(7)	6	2
Balance at end of year	385	409	426

Other provisions(2)(3)
Balance at beginning of year	247	172	164
Charge to income statement	24	17	11
Change in estimates	18	15	5
Additions	—	64	—
Transfer to trade and other payables	(26)	(6)	(2)
Unwinding of other provisions	7	1	1
Utilised during the year	(35)	(35)	(30)
Translation	(30)	19	23
Balance at end of year	205	247	172

Total environmental rehabilitation and other provisions	827	942	877

(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2)
Other provisions include the following significant item: Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,283/oz (2017: $1,303/oz; 2016: $1,152/oz). As at 31 December 2018, the remaining production due to Franco Nevada is 144,517oz (2017: 170,435oz; 2016: 197,528oz).

(3)	Other provisions include the long-term provision for the silicosis class action litigation of $47m, the short-term portion of $16m has been included in trade and other payables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26    Provision for pension and post-retirement benefits

	US Dollars
Figures in millions	2018	2017	2016

Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees	93	114	109
Other defined benefit plans	7	8	9
Sub-total	100	122	118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26    Provision for pension and post-retirement benefits

Figures in millions	2018	2017	2016
	US Dollars
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2018.

Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year	115	109	97
Interest cost	9	10	10
Benefits paid	(10)	(9)	(8)
Actuarial (gain) loss	(5)	(8)	(2)
Translation	(16)	13	12
Balance at end of year	93	115	109
Less: transfer to non-current assets and liabilities held for sale	—	(1)	—
Net amount recognised	93	114	109

Components of net periodic benefit cost
Interest cost	9	10	10
Net periodic benefit cost	9	10	10
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate	9.57%	9.29%	9.31%
Expected increase in health care costs	7.35%	7.75%	8.30%

Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year	7.35%	7.75%	8.30%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.35%	7.75%	8.30%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost – 1% point increase	1	1	1
Effect on post-retirement benefit obligation – 1% point increase	7	10	10
Effect on total service and interest cost – 1% point decrease	(1)	(1)	(1)
Effect on post-retirement benefit obligation – 1% point decrease	(7)	(8)	(9)

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $9m to the post-retirement medical plan in 2019.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2019	9
2020	9
2021	9
2022	9
2023	9
Thereafter	48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27    DEFERRED TAXATION

	US Dollars
Figures in millions	2018	2017	2016

Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets	521	604	730
Inventories	37	33	31
Other	5	15	10
	563	652	771
Assets
Provisions	218	229	245
Tax losses	24	60	31
Other	6	4	3
	248	293	279
Net deferred taxation liability	315	359	492
Included in the statement of financial position as follows:
Deferred tax assets	—	4	4
Deferred tax liabilities	315	363	496
Net deferred taxation liability	315	359	492
The movement on the deferred tax balance is as follows:
Balance at beginning of year	359	492	513
Taxation of items included in income statement	(30)	(68)	(45)
Taxation on items included in other comprehensive income	5	(6)	2
Transfer to non-current assets and liabilities held for sale	—	(73)	—
Translation	(19)	14	22
Balance at end of year	315	359	492
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $413m (2017: $384m; 2016: $366m).
28    TRADE, OTHER PAYABLES AND DEFERRED INCOME

	US Dollars
Figures in millions	2018	2017	2016

Non-current	3	3	4
Current
Trade payables	350	358	381
Accruals and deferred income(1)	186	228	206
Short-term provisions	20	22	—
Derivatives	9	—	—
Other payables	29	30	28
	594	638	615
Total trade, other payables and deferred income	597	641	619
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
(1) Includes accrual for silicosis of $16m in 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29    TAXATION

	US Dollars
Figures in millions	2018	2017	2016

Balance at beginning of year	50	97	64
Refunds during the year	5	14	12
Payments during the year	(171)	(174)	(165)
Taxation of items included in the income statement	242	190	234
Offset of VAT and other taxes	(63)	(78)	(47)
Translation	(9)	1	(1)
Balance at end of year	54	50	97
Included in the statement of financial position as follows:
Taxation asset included in trade and other receivables	(6)	(3)	(14)
Taxation liability	60	53	111
	54	50	97
30    CASH GENERATED FROM OPERATIONS

	US Dollars
Figures in millions	2018	2017	2016

Profit (loss) before taxation	278	(63)	269
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	3	(10)	(19)
Amortisation of tangible assets (note 4)	625	817	789
Finance costs and unwinding of obligations (note 7)	178	169	180
Environmental, rehabilitation and other expenditure	(35)	(30)	(13)
Special items	106	394	44
Amortisation of intangible assets (notes 4 and 15)	5	6	20
Fair value adjustments	3	—	(9)
Interest received	(17)	(15)	(22)
Share of associates and joint ventures’ (profit) loss (note 8)	(122)	(22)	(11)
Exchange loss on foreign currency reserve release	—	—	60
Other non-cash movements	39	61	90
Movements in working capital	(131)	(156)	(76)
	932	1,151	1,302
Movements in working capital:
(Increase) decrease in inventories	(9)	(67)	(48)
(Increase) decrease in trade, other receivables and other assets	(72)	(86)	(131)
Increase (decrease) in trade, other payables and deferred income	(50)	(3)	103
	(131)	(156)	(76)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31    RELATED PARTIES

	US Dollars
Figures in millions	2018	2017	2016

Material related party transactions were as follows (not attributable):

Sales and services rendered to related parties
Joint ventures	10	12	16

Purchases and services acquired from related parties
Associates	19	16	15
Joint ventures	—	3	6

Outstanding balances arising from sale of goods and services due by related parties
Associates	19	7	—
Joint ventures	—	2	8
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

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2018 were as follows:

Executive Committee member	Notice Period	Change of control
CEO	12 months	12 months
CFO	6 months	6 months
EXCO	6 months	6 months

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Directors and other key management personnel

Executive Directors’ and Prescribed Officers’ remuneration

The table below summarises remuneration of Executive Directors and Prescribed Officers. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2018.

	Salary	Performance related payments(4)	Pension scheme benefits	Other benefits and encashed leave(3)	Total salary and benefits (IFRS)	Pre-tax gains on share awards exercised	2018 Total	Total
	SA Rands							US Dollars
Figures in thousands	2018							2018(8)	2017	2016
Executive Directors
KPM Dushnisky(1)(2)(3)	5,740	6,529	1,421	16,022	29,712	—	29,712	2,243	—	—
KC Ramon	8,692	8,187	725	1,162	18,766	—	18,766	1,417	1,157	947
S Venkatakrishnan(7)	8,995	—	2,275	4,218	15,488	55,278	70,766	5,342	2,134	1,832
Total Executive Directors	23,427	14,716	4,421	21,402	63,966	55,278	119,244	9,002	3,291	2,779
Prescribed Officers
CE Carter(5)	9,557	8,050	1,381	985	19,973	9,628	29,601	2,235	1,887	1,535
GJ Ehm	8,693	7,019	248	694	16,654	13,874	30,528	2,304	1,449	1,693
L Eybers	7,946	6,549	248	1,369	16,112	—	16,112	1,216	1,051	—
DC Noko	7,014	5,751	658	406	13,829	22,132	35,961	2,715	938	961
ME Sanz Perez	6,953	5,730	869	150	13,702	—	13,702	1,034	885	1,640
CB Sheppard	7,415	6,080	696	389	14,580	—	14,580	1,101	862	721
TR Sibisi	6,347	5,416	793	114	12,670	—	12,670	957	711	541
Retired prescribed officers					—		—
Total prescribed officers	53,925	44,595	4,893	4,107	107,520	45,634	153,154	11,562	7,783	7,091
Total Executive Directors’ and Prescribed Officers’ remuneration ZAR	77,352	59,311	9,314	25,509	171,486	100,912	272,398	20,564	11,074	9,870

(1)
All salary payments (including salary, performance related payments, pension and other benefits) for KPM Dushnisky are pro-rated in accordance with his start date (1 September 2018 - 31 December 2018).

(2)
Other benefits for KPM Dushnisky represent a cash sign on award of $1.2m accrued in 2018, payable as follows: $0.8m upon engagement and $0.4m in January 2019. Full details of total cash and share sign-on awards are included below.

(3)
Other benefits include health care, pension allowance, cash in lieu of dividends, vested CIP match awards, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(4) Represents the DSP cash portion; calculated on the financial year's results; and payable in the 2019 financial year.
(5) Includes remuneration and pre-tax gains on share awards for S Venkatakrishnan up to resignation date 30 August 2018.
(6) Convenience conversion to USD at the year-to-date average exchange rate of $1:R13.25 (2017: $1:R13.30; 2016: $1:R14.68)

Subsequent to year end, up to 19 March 2019, the following awards / options were exercised by Executive Directors and Prescribed Officers: Charles Carter exercised a total of 43,236 awards for a pre-tax gain of $610,240 and Chris Sheppard exercised 79,268 awards for a pre-tax gain of $1,127,973.

While the company has endeavoured to comply with single figure reporting principles as recommended by King IV, we consider that disclosing remuneration consistent with prior years provides greater transparency, insight and usefulness for users of the Integrated Report and Annual Financial Statements, especially since the company is in transition to a new incentive scheme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31    Related parties (continued)
Directors and other key management personnel (continued)

Details of the share incentive scheme awards are included below.
BSP awards

	Balance at 1 January 2018	Granted during 2018	Exercised during 2018	Lapsed during 2018	Balance at 31 December 2018(1)	Vested balance at 31 December 2018(1)	Pre-tax gains on options exercised during 2018 USD'000(2)(3)	Closing indicative fair value of Balance at 31 December 2018 USD'000(4)
Executive Directors
S Venkatakrishnan	331,742	101,217	295,683	137,276	—	—	2,470	—
KC Ramon	89,825	55,634	—	—	145,459	68,386	—	1,675
Total Executive Directors	421,567	156,851	295,683	137,276	145,459	68,386	2,470	1,675
Prescribed Officers
CE Carter	56,933	47,873	37,633	—	67,173	—	305	774
GJ Ehm	117,164	45,993	21,882	—	141,275	78,492	185	1,627
L Eybers	36,959	44,575	—	—	81,534	27,908	—	939
DC Noko	101,548	38,718	87,735	—	52,531	—	901	605
ME Sanz Perez	67,902	38,143	—	—	106,045	53,203	—	1,221
CB Sheppard	39,357	40,931	—	—	80,288	24,754	—	925
TR Sibisi	23,621	35,410	—	—	59,031	11,810	—	680
Total Prescribed Officers	443,484	291,643	147,250	—	587,877	196,167	1,391	6,771

(1)	Vested awards not yet exercised are included in "Balance at 31 December 2018". The “Balance at 31 December 2018” includes unvested awards as well as vested awards not yet exercised.

(2)	Represents the actual pre-tax gains on date of exercise, converted to USD at the convenience year-to-date average exchange rate of $1:R13.25.

(3)	Pre-tax gains on awards exercised included in the 2018 remuneration table.

(4)	Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to USD at the December closing exchange rate of $1:R14.35.

The last BSP awards were granted in 2018. No further BSP share awards will be granted as the Company is transitioning to the new DSP. The BSP 2018 cash portion of the scheme, paid in February 2018, was included in the 2017 remuneration table, while pre-tax gains on BSP 2018 share awards will be included in future remuneration tables when vested shares are exercised. BSP share awards vest at 100% over two years, with 50% vesting 12 months after the date of grant and the remaining 50% vesting 24 months after the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31    Related parties (continued)
Directors and other key management personnel (continued)

LTIP awards

	Balance at 1 January 2018	Exercised during 2018	Lapsed during 2018	Balance at 31 December 2018(1)(2)	Vested balance at 31 December 2018(2)	Pre-tax gain on awards exercised during 2018 USD'000(3)(4)	Closing indicative fair value of balance at 31 December 2018 USD'000(5)
Executive Directors
S Venkatakrishnan	634,782	203,786	430,996	—	—	1,703	—
KC Ramon	358,334	—	67,590	290,744	60,149	—	3,348
Total Executive Directors	993,116	203,786	498,586	290,744	60,149	1,703	3,348
Prescribed Officers
CE Carter	352,962	50,219	72,148	230,595	—	422	2,655
GJ Ehm	387,556	86,659	70,302	230,595	—	862	2,655
L Eybers	146,061	—	14,492	131,569	14,034	—	1,515
DC Noko	339,221	75,041	55,330	208,850	—	770	2,405
ME Sanz Perez	332,634	—	55,090	277,544	69,081	—	3,196
CB Sheppard	231,328	—	10,260	221,068	7,140	—	2,546
TR Sibisi	195,971	—	—	195,971	—	—	2,257
Total Prescribed Officers	1,985,733	211,919	277,622	1,496,192	90,255	2,054	17,229

(1)
Represents the total long term incentive awards (including cash settled awards for 2016 and 2017). The “Balance at 31 December 2018” includes unvested awards as well as vested awards not yet exercised.

(2)	Vested awards are included in "Balance at 31 December2018".

(3)	Represents the actual pre-tax gains on date of exercise, converted to USD at the convenience year-to-date average exchange rate of $1:R13.25.

(4)	Pre-tax gains on awards exercised are included in the remuneration table.

(5)	Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to USD at the December closing exchange rate of $1:R14.35.

The last LTIP awards were granted in 2017, i.e. cash-settled LTIP 2017. No further LTIP awards will be issued as the Company is transitioning to the new DSP. Cash-settled LTIP 2016 awards vested in March 2019 at 47.3%, while cash-settled LTIP 2017 awards will vest in March 2020, based on the actual vesting percentage achieved at the time. Pre-tax gains on vested awards exercised are included in remuneration tables in the years exercises occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31    Related parties (continued)
Directors and other key management personnel (continued)

CIP matched awards

	Balance at 1 January 2018	Granted during 2018	Vested and exercised during 2018(1)	Lapsed during 2018	Balance at 31 December 2018	Closing indicative fair value of balance at 31 December 2018 USD'000(2)
Executive Directors
S Venkatakrishnan	23,265	—	11,632	11,633	—	—
KC Ramon	17,817	16,950	11,497	—	23,270	268
Total Executive Directors	41,082	16,950	23,129	11,633	23,270	268
Prescribed Officers
CE Carter	1,897	—	948	—	949	11
GJ Ehm	9,000	12,000	4,500	—	16,500	190
L Eybers	7,218	13,179	3,609	—	16,788	193
DC Noko	12,929	10,606	8,165	—	15,370	177
ME Sanz Perez	9,109	11,484	4,554	—	16,039	185
CB Sheppard	8,016	10,350	4,008	—	14,358	165
TR Sibisi	6,127	6,240	3,063	—	9,304	107
Total Prescribed Officers	54,296	63,859	28,847	—	89,308	1,028

(1)	Vested CIP matched awards are included in the remuneration table as part of "Other benefits and encashed leave". The “Balance at 31 December 2018” includes unvested awards only.

(2)	Represents the fair value of closing share balance, at the JSE year end VWAP price converted to USD at the December closing exchange rate of $1:R14.35.

DSP awards

Subsequent to year end and up to the date of this report, the following DSP awards were granted to executive directors and prescribed officers:

	Awards granted (unvested)	Indicative fair value of unvested awards based on grant date price USD'000(1)
Executive Directors
KPM Dushnisky	67,742	965
KC Ramon	89,782	1,279
Total Executive Directors	157,524	2,244
Prescribed Officers
CE Carter	98,451	1,402
GJ Ehm	82,037	1,169
L Eybers	77,380	1,102
DC Noko	67,548	962
ME Sanz Perez	67,712	965
CB Sheppard	71,409	1,017
TR Sibisi	63,424	904
Total Prescribed Officers	527,961	7,521

(1)	Represents the fair value of closing share balance, at the JSE year end VWAP price converted to USD at the December closing exchange rate of $1:R14.35.

The DSP, which replaces all previous short-term and long-term incentive plans was implemented in 2018. The DSP 2019 cash portion of the scheme, paid in February 2019, was included in “Performance related payments” in the 2018 remuneration table. The table above reflects the DSP 2019 share awards granted in February 2019. These shares will vest in equal annual portions over five years from 2020 to 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31    Related parties (continued)
Directors and other key management personnel (continued)

Special on-boarding incentives

The following table shows the special once-off on-boarding incentives (cash and shares) awarded to KPM Dushnisky upon joining the company:

			USD '000
Total cash sign-on incentive
Upon engagement - 1 September 2018(1)			800
1 January 2019(1)			400
1 January 2020(1)			1,000
			2,200

	Number of shares	USD '000	Closing indicative fair value of awards at 31 December 2018 USD '000(4)
Total share sign-on incentive
January 2019(3)(5)	175,877	1,400	2,025
January 2020(3)	87,939	700	1,012
January 2021(3)	87,939	700	1,012
	351,755	2,800	4,049

(1)	Amounts included in 2018 remuneration table as part of "Other benefits and encashed leave".

(2)	Amount will be included in remuneration table for the financial year ending 31 December 2019.

(3)	Value of the share sign-on awards to be included in future years' remuneration tables.

(4)	Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to USD at the convenience December closing exchange rate of $1:R14.35.

(5)	Shares were awarded on 20 February 2019 (40,877) and 21 February 2019 (135,000).
Non-Executive Director remuneration
The table below details the fees and allowances paid to Non-Executive Directors:
Non-Executive Directors’ fees and allowances

					Figures in thousands(1)	Figures in thousands(1)
	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars(1)	2018				2017	2016
SM Pityana (Chairman)	342,000	87,750	11,250	441,000	372	378
AH Garner	134,000	38,500	27,500	200,000	201	200
MJ Kirkwood	134,000	79,000	33,750	246,750	231	249
NP January-Bardill	134,000	56,000	7,500	197,500	180	189
R Gasant	134,000	83,000	12,500	229,500	182	193
RJ Ruston	134,000	80,500	46,250	260,750	212	231
MDC Richter	134,000	67,500	33,750	235,250	203	200
DL Hodgson	134,000	47,000	8,750	189,750	167	176
AM Ferguson(2)	30,000	10,000	12,500	52,500	—	—
Retired and resigned non-executive director(3)(4)	67,000	28,500	—	95,500	212	256
Total	1,377,000	577,750	193,750	2,148,500	1,960	2,072

(1)	Directors’ compensation is disclosed in US dollars.

(2)	Director joined in 1 October 2018.

(3)	Director retired in May 2017.

(4)	Director resigned 15 May 2018.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors' fees or commitment fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31    Related parties (continued)

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares (continued)
The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December, which individually did not exceed 1% of the company’s issued ordinary share capital, were:

	31 December 2018		31 December 2017		31 December 2016
	Beneficial holding		Beneficial holding		Beneficial holding
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive Directors
SM Pityana	2,990		2,990	—	2,990	—
MDC Richter(1)	9,300		7,300	—	7,300	—
DL Hodgson	1,500		1,500	—	1,500	—
MJ Kirkwood(1)	15,000		15,000	—	15,000	—
RJ Ruston(2)	—	1,000	—	1,000	—	1,000
AH Garner(1)	17,500		7,500	—	—	—
Total	46,290	1,000	34,290	1,000	26,790	1,000
Executive Directors
KPM Dushnisky	50,000	—	—	—	—	—
S Venkatakrishnan	—	—	236,468	—	213,423	—
KC Ramon	51,062	—	28,265	—	12,334	—
Total	101,062	—	264,733	—	225,757	—
Company Secretary
ME Sanz Perez	26,204	16,368	13,994	16,368	7,921	12,747
Total	26,204	16,368	13,994	16,368	7,921	12,747
Prescribed Officers
CE Carter	51,748	—	50,800	—	43,229	—
GJ Ehm(2)	35,058	16,213	30,319	16,213	33,782	—
L Eybers	17,207	—	4,812	—	—	—
DC Noko	139,853	—	41,224	—	28,015	—
CB Sheppard	14,428	—	5,344	—	—	—
TR Sibisi	9,914	—	4,085	—	—	—
Total	268,208	16,213	136,584	16,213	105,026	—
Grand total	441,764	33,581	449,601	33,581	365,494	13,747

(1)	Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)

(2)	Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31    Related parties (continued)

Changes in Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group’s BSP and LTIP schemes, after 31 December 2018 and up to 18 March 2019 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holdings
Executive Directors
KPM Dushnisky	20 February 2019	On-market purchase in respect of sign-on award	40,877	Direct
	21 February 2019	On-market purchase in respect of sign-on award	135,000	Direct
KC Ramon	27 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,320	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,475	Direct
		On-market sale of ordinary shares to settle tax costs	6,733	Direct
Company Secretary
ME Sanz Perez	27 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,742	Direct
		On-market sale of ordinary shares to settle tax costs	2,613	Direct
	28 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,555	Direct
		On-market sale of ordinary shares to settle tax costs	2,073	Direct
Prescribed Officers
CE Carter	7 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	949	Direct
		On-market sale of ordinary shares to settle tax costs	427	Direct
L Eybers	11 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,589	Direct
	13 March 2019	On-market sale of ordinary shares to settle tax costs	2,998	Direct
	18 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,609	Direct
		On-market sale of ordinary shares to settle tax costs	1,643	Direct
DC Noko	27 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,303	Direct
	1 March 2019	On-market sale of ordinary shares to settle tax costs	2,413	Direct
	5 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,303	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,764	Direct
		On-market sale of ordinary shares to settle tax costs	4,581	Direct
CB Sheppard	1 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,175	Direct
		On-market sale of ordinary shares to settle tax costs	2,355	Direct
	15 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	4,008	Direct
		On-market sale of ordinary shares to settle tax costs	1,824	Direct
	18 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,175	Direct
		On-market sale of ordinary shares to settle tax costs	2,355	Direct
TR Sibisi	28 February 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,064	Direct
		On-market sale of ordinary shares to settle tax costs	1,395	Direct
	1 March 2019	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,120	Direct
		On-market sale of ordinary shares to settle tax costs	1,420	Direct

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32    CONTRACTUAL COMMITMENTS AND CONTINGENCIES

Operating Leases

	US Dollars
Figures in millions	2018	2017	2016

Operating leases
At 31 December 2018, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:
- less than one year	102	45	47
- between one and three years	96	38	36
- thereafter	67	7	5
	265	90	88

Operating lease charges included in profit before taxation amounts to $353m (2017: $247m; 2016: $198m).

Finance leases

The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
US Dollars million	2018		2017		2016
Less than one year	12	7	14	8	12	6
Between one and three years	23	16	27	18	25	15
Between three and five years	17	12	24	17	26	18
More than five years	41	26	54	35	63	38
Total minimum lease payments	93	61	119	78	126	77
Amounts representing finance charges	(32)	—	(41)	—	(49)	—
Present value of minimum lease payments	61	61	78	78	77	77

				US Dollars
Figures in millions				2018	2017	2016

Capital commitments
Acquisition of tangible assets
Contracted for				99	87	58
Not contracted for				792	113	587
Authorised by the directors				891	200	645
Allocated to:
Project capital
- within one year				446	104	252
- thereafter				308	—	255
				754	104	507
Stay-in-business capital
- within one year				125	84	135
- thereafter				12	12	3
				137	96	138
Share of underlying capital commitments of joint ventures included above				91	21	138
Purchase obligations
Contracted for
- within one year				305	274	605
- thereafter				658	424	269
				963	698	874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    Contractual commitments and contingencies (continued)

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

Contingencies

	US Dollars
Figures in millions	2018	2017	2016
Contingent liabilities
Litigation - Ghana(1)(2)	97	97	97
Litigation - North America (3)	—	—	—
Tax disputes - Brazil (4)	21	24	15
Tax dispute - AngloGold Ashanti Colombia S.A.(5)	144	150	141
Groundwater pollution(6)	—	—	—
Deep groundwater pollution - Africa(7)	—	—	—
	262	271	253
Contingent liabilities

Litigation claims

(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. On 12 July 2018, the Ghana Arbitration Centre notified AGAG that MBC had appointed an arbitrator and AGAG subsequently selected its own arbitrator.

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

(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process.  AngloGold Ashanti believes the lawsuit is without merit and continues to vigorously

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    Contractual commitments and contingencies (continued)

defend against it. The matter is proceeding. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Tax claims

(4)
Tax disputes - AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the possible amount involved is approximately $21m (2017: $24m, 2016: $15m). Management is of the opinion that these taxes are not payable.

(5)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20m (2017: $21m, 2016: $21m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes may amount to $115m (2017: $129m, 2016: $120m).The Company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017 and judgement is pending. On 23 April 2018, the Administrative Tribunal denied AGAC’s arguments with respect to the 2011 income tax litigation. AGAC subsequently appealed this judgement to the Colombian Supreme Court.  A final judgement could take several years.  In addition, in January 2018 AGAC received notice from the DIAN that it also disagreed with AGAC’s 2013 income and equity tax returns on the same basis as the 2010 and 2011 returns, calculating additional tax along with penalties and interest of $9m. On 21 December 2018, AGAC filed an appeal before the Administrative Tribunal in respect of the 2013 year of assessment.

Other

(6)
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

(7)
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

33    FINANCIAL RISK MANAGEMENT ACTIVITIES

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

Net open hedge position as at 31 December

The group has the following cash settled zero-cost collar commitments for the period ended 31 December 2018.

Gold
In December 2018, AngloGold Ashanti entered into zero-cost collars for a total of 300,000 ounces of South Africa’s gold production, for the period January 2019 to December 2019. The strike prices are R545,000 per kilogram on the floor and an average price of R725,500 per kilogram on the cap. At 31 December 2018, the mark-to-market value of the derivative was an unrealised loss of $3.6m.

Oil
In November 2018, AngloGold Ashanti entered into zero-cost collars for a total of 984,000 barrels of Brent crude oil for the period January 2019 to December 2019. The average strike prices are $56.56 per barrel on the floor and an average price of $82 per barrel on the cap. At 31 December 2018, the mark-to-market value of the derivative was an unrealised loss of $5.6m.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Financial risk management activities (continued)

The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 24 and 34).
The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2018	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Trade and other payables	562		—		—		—		562
Gold and oil derivative contracts	9		—		—		—		9
Borrowings	133		836		1,120		663		2,752
- In USD	112	5.8	790	5.8	1,025	6.0	622	6.5	2,549
- AUD in USD equivalent	7	6.8	7	6.8	23	6.8	26	6.8	63
- TZS in USD equivalent	5	12.5	3	12.5	29	12.5	—	—	37
- ZAR in USD equivalent	9	9.0	36	9.0	43	9.7	15	14.7	103
2017
Trade and other payables	615		—		—		—		615
Borrowings	137		343		1,912		695		3,087
- In USD	98	5.4	145	5.4	1,643	5.5	641	6.5	2,527
- AUD in USD equivalent	16	5.1	174	5.1	25	6.8	38	6.8	253
- ZAR in USD equivalent	23	8.9	24	8.9	244	9.1	16	15.5	307
2016
Trade and other payables	596		—		—		—		596
Borrowings	127		287		1,155		1,513		3,082
- In USD	100	5.4	100	5.4	1,023	5.5	1,449	5.5	2,672
- AUD in USD equivalent	16	5.4	89	5.3	119	6.0	43	6.8	267
- ZAR in USD equivalent	11	8.9	98	8.9	13	11.2	21	14.0	143

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

The combined maximum credit risk exposure of the group is as follows:

	US Dollars
Figures in millions	2018	2017	2016

Other investments	59	58	79
Trade and other receivables	41	33	46
Cash restricted for use (note 21)	66	65	55
Cash and cash equivalents (note 22)	329	205	215
Total financial assets	495	361	395

Trade and other receivables, that are past due but not impaired totalled $22m (2017: $20m; 2016: $9m). Other investments that are impaired totalled nil (2017: $3m; 2016: nil).

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Financial risk management activities (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group’s other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollar millions	2018		2017		2016
Financial assets
Other investments (note 18)	147	147	138	140	130	132
Financial liabilities
Borrowings (note 25)	2,050	2,084	2,268	2,377	2,178	2,203

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade and other receivables and trade and other payables
The carrying amounts approximate fair value due to their short term nature.

Investments and other non-current assets
Listed equity investments classified as FVTOCI and FVTPL are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments has been calculated using market interest rates at the hierarchy level 2.

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group’s financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument
Assets measured at fair value on a recurring basis

US Dollar millions	Level 1	Level 2	Level 3	Total
	2018

Equity securities - FVTPL	19	—	—	19
Equity securities - FVTOCI	69	—	—	69

	2017
Equity securities - available-for-sale	80	—	—	80
	2016

Equity securities - available-for-sale	51	—	—	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Financial risk management activities (continued)

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

In South Africa, AngloGold Ashanti has established a trust fund which has assets of ZAR 1.077bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.796bn. In Australia, since 2014, the group has paid an amount of AUD $5.5m into a Mine Rehabilitation Fund for a current carrying value of the liability of AUD $125.5m. At Iduapriem the group has provided a bond comprising of a cash component of $9.99m with a further bond guarantee amounting to $36.4m issued by Ecobank Ghana limited, United Bank for Africa (Ghana) Limited and Barclays Ghana Limited for a current carrying value of the liability of $42.8m. At Obuasi the group has provided a bond comprising of a cash component of $20.6m with a further bank guarantee amounting to $30m issued by Nedbank Limited for a current carrying value of the liability of $163.2m. In some circumstances, the group may be required to post further bonds in future years which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

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

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2018
Financial assets
USD denominated	100	1	1
AUD denominated	150	1	1
BRL denominated	250	2	1
Financial liabilities
TZS denominated	250	1,680	1
ZAR denominated(1)	150	14	1
USD denominated	100	1	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Financial risk management activities (continued)

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2017
Financial assets
USD denominated	100	1	1
ZAR denominated(1)	150	2	—
Financial liabilities
ZAR denominated(1)	150	41	3
AUD denominated	100	3	2

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2016
Financial liabilities
ZAR denominated(1)	150	18	1
AUD denominated	100	2	1
USD denominated	100	1	1

A change of 100 basis points in financial assets results in less than a $1m change in the interest amount.

(1) This is the only interest rate risk for the company.

Sensitivity analysis (continued)

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
		US$ Million		US$ Million		US$ Million
	2018		2017		2016
Borrowings
ZAR denominated (R/$)	Spot (+R1.50)	(7)	Spot (+R1.50)	(26)	Spot (+R1.50)	(10)
TZS denominated (TZS/$)	Spot (+TZS250)	(3)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(3)	Spot (+AUD0.1)	(16)	Spot (+AUD0.1)	(15)
ZAR denominated (R/$)	Spot (-R1.50)	9	Spot (-R1.50)	33	Spot (-R1.50)	13
TZS denominated (TZS/$)	Spot (-TZS250)	4
AUD denominated (AUD/$)	Spot (-AUD0.1)	4	Spot (-AUD0.1)	19	Spot (-AUD0.1)	18

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    CAPITAL MANAGEMENT

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The capital structure of the group consists of net debt (borrowings as detailed in note 24, offset by cash and bank balances detailed in note 22) and equity of the group (comprising share capital and premium and accumulated reserves and non-controlling interests).

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

AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE in April 2011, which was updated in December 2018 to comply with the new JSE debt listing requirements. The DMTNP permits the group to access the South African debt capital market for funding required. The group has not utilised the commercial paper under its R10bn DMTNP during the current year, instead it made use of its other facilities, to provide for funding requirements of the South Africa region.

During April 2018, the group entered into a new three-year unsecured multi-currency revolving credit facility of $115m with Nedbank Ltd. Facility A is a US dollar based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian Shilling facility capped at the equivalent of $45m with interest charged at a margin of 5% plus a reference rate as determined by the lending agent.
During October 2018, the group entered into a new five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks. The loan consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at A$500m with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. This facility replaces the $1bn RCF and A$500m RCF, which were both available until July 2019, however, cancelled during October 2018.
A full analysis of the borrowings as presented on the statement of financial position in included in note 24. In addition, the $750m, $700m and $300m rated bonds are fully and unconditionally guaranteed by the group.

The interest margin on the five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500m portion of this facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.

The R1bn, R1.4bn and R2.5bn unsecured syndicated revolving credit facilities will be used to fund the working capital and development costs associated with the group's operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.

Amounts are converted to US dollars at year end exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    Capital Management (continued)

Gearing ratio (Net debt to Adjusted EBITDA)

	US Dollars
Figures in millions	2018	2017	2016

Borrowings (note 24)	2,050	2,268	2,178
Corporate office lease (note 24)	(9)	(15)	(15)
Unamortised portion of rated bonds	13	18	23
Cash restricted for use (note 21)	(66)	(65)	(55)
Cash and cash equivalents (note 22)	(329)	(205)	(215)
Net debt	1,659	2,001	1,916
The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Adjusted EBITDA
Profit (loss) before taxation	278	(63)	269
Add back:
Finance costs and unwinding of obligations (note 7)	178	169	180
Interest income	(17)	(15)	(22)
Amortisation of tangible and intangible assets (note 4)	630	823	809
Adjustments:
Other (gains) losses	9	11	88
Dividend income	(2)	—	—
Realised gain on other commodity contracts	(5)	—	—
Impairment and derecognition of assets (note 6)	104	297	3
Impairment of other investments (note 6)	—	3	—
Write-down of inventories (note 6)	1	3	12
Retrenchments costs	32	90	14
Care and maintenance costs (note 5)	74	62	70
Net (profit) loss on disposal of assets (note 6)	20	(8)	(4)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	3	(10)	(18)
Repurchase premium and cost on settlement of issued bonds	—	—	30
Associates and joint ventures’ special items	(2)	(2)	(11)
Associates and joint ventures’ – adjustments for amortisation, interest, taxation and other	159	116	137
Fair value adjustments	3	—	(9)
Other amortisation	15	7	—
Adjusted EBITDA (as defined in the Revolving Credit Facility Agreements)	1,480	1,483	1,548
Gearing ratio (Net debt to Adjusted EBITDA)	1.12:1	1.35:1	1.24:1
Maximum debt covenant ratio allowed per agreement	3.5:1	3.5:1	3.5:1

35    RECENT DEVELOPMENTS

On 14 February 2019, AngloGold Ashanti sold its holding in Société d’Exploitation des Mines d’Or de Yatela (Yatela) to the government of Mali, for a consideration of $1. As part of the transaction, a onetime payment will be made to the government of Mali in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela site, and also financing certain outstanding social programmes. Upon completion and this payment being made, AngloGold Ashanti will be released of all obligations relating to the Yatela project. At 31 December 2018, a provision for the estimated costs relating to rehabilitation, mine closure and the financing of social programmes amounted to $19.7m.

On 19 February 2019, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 95 South African cents (assuming an exchange rate of ZAR13.7619/$, the gross dividend payable per ADS is equivalent to ~7 US cents).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti Limited, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). See Note 24 and Note 32. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America). The following is condensed consolidating financial information for the Company as of 31 December 2018, 2017 and 2016 and for the years ended 31 December 2018, 2017 and 2016, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Figures in millions (US dollars)	2018	2018	2018	2018	2018
Condensed consolidating income statement	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue from product sales	498	—	3,445	—	3,943
Cost of sales	(494)	—	(2,679)	—	(3,173)
Gain (loss) on non-hedge derivatives and other commodity contracts	(4)	—	6	—	2
Gross profit (loss)	—	—	772	—	772
Corporate administration, marketing and other income (expenses)	(12)	(20)	(13)	(31)	(76)
Exploration and evaluation costs	(4)	—	(98)	—	(102)
Other operating income (expenses)	(46)	3	(54)	—	(97)
Special items	(15)	8	(155)	(8)	(170)
Operating profit (loss)	(77)	(9)	452	(39)	327
Dividend income	2	—	—	—	2
Interest income	—	4	13	—	17
Other gains (losses)	—	(6)	(3)	—	(9)
Finance costs and unwinding of obligations	(23)	(107)	(48)	—	(178)
Fair value adjustments	—	—	(3)	—	(3)
Share of associates and joint ventures’ profit (loss)	6	—	107	9	122
Equity gain (loss) in subsidiaries	142	490	—	(632)	—
Profit (loss) before taxation	50	372	518	(662)	278
Taxation	83	—	(211)	—	(128)
Profit (loss) for the period	133	372	307	(662)	150
Allocated as follows:
Equity shareholders	133	372	290	(662)	133
Non-controlling interests	—	—	17	—	17
	133	372	307	(662)	150
Comprehensive income (loss)	(8)	320	301	(604)	9
Comprehensive (income) loss attributable to non-controlling interests	—	—	(17)	—	(17)
Comprehensive income (loss) attributable to AngloGold Ashanti	(8)	320	284	(604)	(8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2017	2017	2017	2017	2017
Condensed consolidating income statement (restated)	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue from product sales	1,001	—	3,539	(30)	4,510
Cost of sales	(1,030)	—	(2,707)	1	(3,736)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	11	(1)	10
Gross profit (loss)	(29)	—	843	(30)	784
Corporate administration, marketing and other income (expenses)	(7)	(7)	(2)	(48)	(64)
Exploration and evaluation costs	(10)	—	(104)	—	(114)
Other operating income (expenses)	(9)	—	(79)	—	(88)
Special items	(414)	(6)	(27)	9	(438)
Operating profit (loss)	(469)	(13)	631	(69)	80
Interest income	1	3	11	—	15
Other gains (losses)	—	1	(12)	—	(11)
Finance costs and unwinding of obligations	(22)	(107)	(40)	—	(169)
Share of associates and joint ventures’ profit (loss)	13	—	9	—	22
Equity gain (loss) in subsidiaries	212	447	—	(659)	—
Profit (loss) before taxation	(265)	331	599	(728)	(63)
Taxation	104	—	(212)	—	(108)
Profit (loss) after taxation	(161)	331	387	(728)	(171)
Preferred stock dividends	(30)	—	—	30	—
Profit (loss) for the period	(191)	331	387	(698)	(171)

Allocated as follows:
Equity shareholders	(191)	331	367	(698)	(191)
Non-controlling interests	—	—	20	—	20
	(191)	331	387	(698)	(171)
Comprehensive income (loss)	(37)	365	422	(767)	(17)
Comprehensive (income) loss attributable to non-controlling interests	—	—	(20)	—	(20)
Comprehensive income (loss) attributable to AngloGold Ashanti	(37)	365	402	(767)	(37)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2016	2016	2016	2016	2016
Condensed consolidating income statement (restated)	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue from product sales	1,131	—	3,150	(58)	4,223
Cost of sales	(981)	—	(2,420)	—	(3,401)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	18	1	19
Gross profit (loss)	150	—	748	(57)	841
Corporate administration, marketing and other income (expenses)	17	(6)	(3)	(69)	(61)
Exploration and evaluation costs	(14)	—	(119)	—	(133)
Other operating income (expenses)	(26)	2	(86)	—	(110)
Special items	54	(35)	29	(90)	(42)
Operating profit (loss)	181	(39)	569	(216)	495
Interest income	6	3	13	—	22
Other gains (losses)	1	(1)	(28)	(60)	(88)
Finance costs and unwinding of obligations	(18)	(131)	(31)	—	(180)
Fair value adjustments	—	9	—	—	9
Share of associates and joint ventures’ profit (loss)	(13)	2	30	(8)	11
Equity gain (loss) in subsidiaries	(61)	389	—	(328)	—
Profit (loss) before taxation	96	232	553	(612)	269
Taxation	(4)	—	(184)	(1)	(189)
Profit (loss) after taxation	92	232	369	(613)	80
Preferred stock dividends	(29)	—	(29)	58	—
Profit (loss) for the period	63	232	340	(555)	80

Allocated as follows:
Equity shareholders	63	232	323	(555)	63
Non-controlling interests	—	—	17	—	17
	63	232	340	(555)	80
Comprehensive income (loss)	250	234	388	(605)	267
Comprehensive (income) loss attributable to non-controlling interests	—	—	(17)	—	(17)
Comprehensive income (loss) attributable to AngloGold Ashanti	250	234	371	(605)	250

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2018	2018	2018	2018	2018
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets	625	—	2,756	—	3,381
Intangible assets	1	—	123	(1)	123
Investments in subsidiaries, associates and joint ventures	2,383	4,255	1,398	(6,508)	1,528
Other investments	2	3	138	(2)	141
Inventories	1	—	105	—	106
Trade and other receivables	—	29	102	(29)	102
Cash restricted for use	—	—	35	—	35
	3,012	4,287	4,657	(6,540)	5,416
Current assets
Other investments	—	6	—	—	6
Inventories, trade and other receivables, intergroup balances and other current assets	390	416	1,166	(1,111)	861
Cash restricted for use	—	—	31	—	31
Cash and cash equivalents	7	97	225	—	329
	397	519	1,422	(1,111)	1,227

Total assets	3,409	4,806	6,079	(7,651)	6,643

EQUITY AND LIABILITIES
Share capital and premium	7,171	6,096	821	(6,917)	7,171
Retained earnings (accumulated losses) and other reserves	(4,519)	(3,310)	1,406	1,904	(4,519)
Shareholders’ equity	2,652	2,786	2,227	(5,013)	2,652
Non-controlling interests	—	—	42	—	42
Total equity	2,652	2,786	2,269	(5,013)	2,694

Non-current liabilities	319	1,734	1,103	—	3,156
Current liabilities including intergroup balances	438	286	2,707	(2,638)	793
Total liabilities	757	2,020	3,810	(2,638)	3,949
Total equity and liabilities	3,409	4,806	6,079	(7,651)	6,643

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2017	2017	2017	2017	2017
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets	739	—	3,003	—	3,742
Intangible assets	1	—	139	(2)	138
Investments in subsidiaries, associates and joint ventures	2,371	4,376	1,371	(6,611)	1,507
Other investments	2	6	125	(2)	131
Inventories	—	—	100	—	100
Trade and other receivables	—	29	67	(29)	67
Deferred taxation	—	—	4	—	4
Cash restricted for use	—	—	37	—	37
	3,113	4,411	4,846	(6,644)	5,726
Current assets
Other investments	—	6	1	—	7
Inventories, trade and other receivables, intergroup balances and other current assets	471	145	1,166	(877)	905
Cash restricted for use	—	1	27	—	28
Cash and cash equivalents	11	21	173	—	205
	482	173	1,367	(877)	1,145
Non-current assets held for sale	310	—	38	—	348
	792	173	1,405	(877)	1,493

Total assets	3,905	4,584	6,251	(7,521)	7,219
EQUITY AND LIABILITIES
Share capital and premium	7,134	6,096	824	(6,920)	7,134
Retained earnings (accumulated losses) and other reserves	(4,471)	(3,491)	1,619	1,872	(4,471)
Shareholders’ equity	2,663	2,605	2,443	(5,048)	2,663
Non-controlling interests	—	—	41	—	41
Total equity	2,663	2,605	2,484	(5,048)	2,704
Non-current liabilities	527	1,764	1,369	—	3,660
Current liabilities including intergroup balances	591	215	2,396	(2,473)	729
Non-current liabilities held for sale	124	—	2	—	126
Total liabilities	1,242	1,979	3,767	(2,473)	4,515
Total equity and liabilities	3,905	4,584	6,251	(7,521)	7,219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2016	2016	2016	2016	2016
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets	1,160	—	2,951	—	4,111
Intangible assets	4	—	143	(2)	145
Investments in subsidiaries, associates and joint ventures	2,109	3,478	1,338	(5,477)	1,448
Other investments	2	3	122	(2)	125
Inventories	—	—	84	—	84
Trade and other receivables	—	29	34	(29)	34
Deferred taxation	—	—	4	—	4
Cash restricted for use	—	—	36	—	36
	3,275	3,510	4,712	(5,510)	5,987
Current assets
Other investments	—	5	—	—	5
Inventories, trade and other receivables, intergroup balances and other current assets	429	807	1,153	(1,462)	927
Cash restricted for use	—	1	18	—	19
Cash and cash equivalents	44	32	139	—	215
	473	845	1,310	(1,462)	1,166

Total assets	3,748	4,355	6,022	(6,972)	7,153
EQUITY AND LIABILITIES
Share capital and premium	7,108	6,139	824	(6,963)	7,108
Retained earnings (accumulated losses) and other reserves	(4,393)	(3,765)	702	3,063	(4,393)
Shareholders’ equity	2,715	2,374	1,526	(3,900)	2,715
Non-controlling interests	—	—	39	—	39
Total equity	2,715	2,374	1,565	(3,900)	2,754
Non-current liabilities	496	1,799	1,344	—	3,639
Current liabilities including intergroup balances	537	182	3,113	(3,072)	760
Total liabilities	1,033	1,981	4,457	(3,072)	4,399
Total equity and liabilities	3,748	4,355	6,022	(6,972)	7,153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2018	2018	2018	2018	2018
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	(120)	(18)	1,062	8	932
Net movement in intergroup receivables and payables	73	(215)	130	12	—
Dividends received from joint ventures	—	91	—	—	91
Taxation refund	—	—	5	—	5
Taxation paid	—	—	(171)	—	(171)
Net cash inflow (outflow) from operating activities	(47)	(142)	1,026	20	857
Cash flows from investing activities
Capital expenditure	(64)	—	(588)	—	(652)
Dividends from other investments	2	—	—	—	2
Proceeds from disposal of tangible assets	303	—	4	6	313
Other investments acquired	—	—	(81)	—	(81)
Proceeds from disposal of other investments	—	—	98	—	98
Investments in associates and joint ventures	—	—	(8)	—	(8)
Net loans repaid by (advanced to) associates and joint ventures	9	10	(2)	—	17
Cash payment to settle the sale of environmental trust fund	(32)	—	—	—	(32)
Disposal (acquisition) of subsidiaries	—	(7)	7	—	—
Decrease (increase) in cash restricted for use	—	1	(4)	(1)	(4)
Interest received	—	1	11	—	12
Net cash inflow (outflow) from investing activities	218	5	(563)	5	(335)
Cash flows from financing activities
Proceeds from borrowings	407	45	301	—	753
Repayment of borrowings	(570)	(80)	(317)	—	(967)
Finance costs paid	(12)	(102)	(16)	—	(130)
Bond settlement premium, RCF and bond transaction costs	—	(10)	—	—	(10)
Dividends paid	(24)	—	(15)	—	(39)
Intergroup dividends received (paid)	25	360	(386)	1	—
Net cash inflow (outflow) from financing activities	(174)	213	(433)	1	(393)
Net increase (decrease) in cash and cash equivalents	(3)	76	30	26	129
Translation	(1)	—	22	(26)	(5)
Cash and cash equivalents at beginning of year	11	21	173	—	205
Cash and cash equivalents at end of year	7	97	225	—	329

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2017	2017	2017	2017	2017
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	(5)	(15)	1,168	3	1,151
Net movement in intergroup receivables and payables	10	(102)	123	(31)	—
Dividends received from joint ventures	—	6	—	—	6
Taxation refund	3	—	11	—	14
Taxation paid	—	—	(174)	—	(174)
Net cash inflow (outflow) from operating activities	8	(111)	1,128	(28)	997
Cash flows from investing activities
Capital expenditure	(143)	—	(686)	—	(829)
Expenditure on intangible assets	(1)	—	—	—	(1)
Proceeds from disposal of tangible assets	3	—	4	—	7
Other investments acquired	—	(5)	(86)	—	(91)
Proceeds from disposal of other investments	—	—	75	3	78
Investments in associates and joint ventures	—	(15)	(14)	2	(27)
Net loans repaid by (advanced to) associates and joint ventures	—	(6)	2	(2)	(6)
Reduction in investment in subsidiary	42	—	—	(42)	—
Disposal (acquisition) of subsidiaries	—	(2)	2	—	—
Decrease (increase) in cash restricted for use	—	—	(8)	—	(8)
Interest received	1	3	11	—	15
Net cash inflow (outflow) from investing activities	(98)	(25)	(700)	(39)	(862)
Cash flows from financing activities
Reduction in share capital	—	(43)	—	43	—
Proceeds from borrowings	539	155	121	—	815
Repayment of borrowings	(428)	(170)	(169)	—	(767)
Finance costs paid	(15)	(103)	(20)	—	(138)
Dividends paid	(39)	—	(19)	—	(58)
Intergroup dividends received (paid)	—	286	(286)	—	—
Net cash inflow (outflow) from financing activities	57	125	(373)	43	(148)
Net increase (decrease) in cash and cash equivalents	(33)	(11)	55	(24)	(13)
Translation	—	—	(21)	24	3
Cash and cash equivalents at beginning of year	44	32	139	—	215
Cash and cash equivalents at end of year	11	21	173	—	205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Supplemental condensed consolidating financial information (continued)

Figures in millions (US dollars)	2016	2016	2016	2016	2016
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	245	(11)	1,106	(38)	1,302
Net movement in intergroup receivables and payables	(8)	169	(163)	2	—
Dividends received from joint ventures	—	37	—	—	37
Taxation refund	3	—	9	—	12
Taxation paid	(4)	—	(161)	—	(165)
Net cash inflow (outflow) from operating activities	236	195	791	(36)	1,186
Cash flows from investing activities
Capital expenditure	(171)	—	(535)	—	(706)
Expenditure on intangible assets	(2)	—	(3)	—	(5)
Proceeds from disposal of tangible assets	—	—	4	—	4
Other investments acquired	—	—	(73)	—	(73)
Proceeds from disposal of other investments	—	—	61	—	61
Investments in associates and joint ventures	—	—	(11)	—	(11)
Proceeds from disposal of associates and joint ventures	—	10	—	—	10
Net loans repaid by (advanced to) associates and joint ventures	—	(2)	(2)	—	(4)
Disposal (acquisition) of subsidiaries	(6)	(2)	2	6	—
Decrease (increase) in cash restricted for use	1	—	7	—	8
Interest received	2	—	12	—	14
Net cash inflow (outflow) from investing activities	(176)	6	(538)	6	(702)
Cash flows from financing activities
Proceeds from issue of share capital	—	6	—	(6)	—
Proceeds from borrowings	256	330	201	—	787
Repayment of borrowings	(291)	(951)	(91)	—	(1,333)
Finance costs paid	(11)	(145)	(16)	—	(172)
Bond settlement premium, RCF and bond transaction costs	—	(30)	—	—	(30)
Dividends paid	—	—	(15)	—	(15)
Intergroup dividends received (paid)	7	399	(406)	—	—
Net cash inflow (outflow) from financing activities	(39)	(391)	(327)	(6)	(763)
Net increase (decrease) in cash and cash equivalents	21	(190)	(74)	(36)	(279)
Translation	4	—	(30)	36	10
Cash and cash equivalents at beginning of year	19	222	243	—	484
Cash and cash equivalents at end of year	44	32	139	—	215

KIBALI (JERSEY) LIMITED
Consolidated Financial Statements for the Three Years Ended
31 December 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Kibali (Jersey) Limited,
Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited (the Company) and subsidiaries as of 31 December 2018, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at 31 December 2018, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2018, in conformity with International Financial Reporting Standards as Issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

London, United Kingdom
25 March 2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 and 2016

		2018	2017	2016
	Note	$’000	$’000	$’000
REVENUE
Gold sales	4	1,041,035	754,852	709,372
Other income	5	56,838	146	136
TOTAL INCOME		1,097,873	754,998	709,508
COSTS AND EXPENSES
Mining and processing costs	6	772,259	698,980	594,722
Royalties		45,249	31,913	32,976
Exploration and corporate expenditure	7	6,154	8,205	6,398
Other expenses	5	45,288	55,031	48,250
TOTAL COSTS		868,950	794,129	682,346

Finance income	8	3,380	4,147	4,735
Finance costs	8	(4,465)	(5,478)	(5,298)
Finance costs - net		(1,085)	(1,331)	(563)
Share of profits of equity accounted joint venture	27	132	113	129
PROFIT / (LOSS) BEFORE INCOME TAX		227,970	(40,349)	26,728
Income tax (expense) / benefit	9	(15,972)	54,333	22,962
PROFIT FOR THE YEAR		211,998	13,984	49,690
OTHER COMPREHENSIVE INCOME/(EXPENSE)
(Loss) / gain on investment in marketable securities		(17)	(33)	13
TOTAL COMPREHENSIVE INCOME		211,981	13,951	49,703
PROFIT FOR THE YEAR
Attributable to:
Owners of the parent		207,750	26,341	57,537
Non-controlling interest		4,248	(12,357)	(7,847)
		211,998	13,984	49,690
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		207,733	26,308	57,550
Non-controlling interest		4,248	(12,357)	(7,847)
		211,981	13,951	49,703

The accompanying notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT 31 DECEMBER 2018, 2017 and 2016

		2018	2017	2016
	Note	$’000	$’000	$’000
NON-CURRENT ASSETS
Property, plant and equipment	10	1,988,533	2,107,718	2,068,306
Mineral properties	11	454,479	519,117	576,536
Long term ore stockpiles	14	28,510	12,779	43,771
Investment in equity accounted joint venture	27	387	255	142
Other investments in joint venture	27	21,479	25,577	28,830
Total investment in joint venture	27	21,866	25,832	28,972
Trade and other receivables	13	137,852	125,294	87,435
Deferred tax asset	12	27,265	43,237	—
TOTAL NON-CURRENT ASSETS		2,658,505	2,833,977	2,805,020
CURRENT ASSETS
Inventories and ore stockpiles	14	93,036	73,231	72,505
Trade and other receivables	13	112,982	92,991	107,025
Investment in marketable securities	15	9	26	58
Cash and cash equivalents		123,931	3,288	18,865
TOTAL CURRENT ASSETS		329,958	169,536	198,453
TOTAL ASSETS		2,988,463	3,003,513	3,003,473
EQUITY AND LIABILITIES
EQUITY
Share capital	16	5	5	5
Share premium		2,523,612	2,523,612	2,493,612
Retained earnings		324,571	293,821	267,480
Other reserve		(37)	(20)	13
Equity attributable to owners of the parent		2,848,151	2,817,418	2,761,110
Non-controlling interest	17	11,668	7,420	19,777
TOTAL EQUITY		2,859,819	2,824,838	2,780,887
NON-CURRENT LIABILITIES
Loans and borrowings	18	28,991	41,210	46,929
Deferred tax liabilities	12	—	—	11,096
Provision for rehabilitation	19	23,640	23,244	21,163
TOTAL NON-CURRENT LIABILITIES		52,631	64,454	79,188
CURRENT LIABILITIES
Loans and borrowings	18	11,425	7,596	10,285
Trade and other payables	20	59,770	104,633	131,859
Current tax payable		4,818	1,992	1,254
TOTAL CURRENT LIABILITIES		76,013	114,221	143,398
TOTAL EQUITY AND LIABILITIES		2,988,463	3,003,513	3,003,473

The financial statements were approved by the Board of Directors on 25 March 2019 and signed on its behalf by:

/s/ Graham Shuttleworth

Graham Shuttleworth
Director
The accompanying notes form part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AS AT 31 DECEMBER 2018, 2017 and 2016

$’000	Share Capital	Share Premium	Retained earnings	Other Reserves	Total equity attributable to owners of the parent	Non- Controlling Interest	Total Equity
Balance at 1 January 2016	5	2,493,612	269,943	—	2,763,560	27,624	2,791,184
Fair value movement on investment in marketable securities	—	—	—	13	13	—	13
Total other comprehensive expense	—	—	—	13	13	—	13
Net profit/(loss) for the year	—	—	57,537	—	57,537	(7,847)	49,690
Total comprehensive income/(expense)	—	—	57,537	13	57,550	(7,847)	49,703
Dividends(1)	—	—	(60,000)	—	(60,000)	—	(60,000)
Balance at 31 December 2016	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887
Balance at 1 January 2017	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887
Fair value movement on investment in marketable securities	—	—	—	(33)	(33)	—	(33)
Total other comprehensive income	—	—	—	(33)	(33)	—	(33)
Net profit/(loss) for the year	—	—	26,341	—	26,341	(12,357)	13,984
Total comprehensive income/(expense)	—	—	26,341	(33)	26,308	(12,357)	13,951
Shares issued	—	30,000	—	—	30,000	—	30,000
Balance at 31 December 2017	5	2,523,612	293,821	(20)	2,817,418	7,420	2,824,838
Balance at 1 January 2018	5	2,523,612	293,821	(20)	2,817,418	7,420	2,824,838
Fair value movement on investment in marketable securities	—	—	—	(17)	(17)	—	(17)
Total other comprehensive expense	—	—	—	(17)	(17)	—	(17)
Net profit/(loss) for the year	—	—	207,750	—	207,750	4,248	211,998
Total comprehensive income/(expense)	—	—	207,750	(17)	207,733	4,248	211,981
Dividend(1)	—	—	(177,000)	—	(177,000)	—	(177,000)
Balance at 31 December 2018	5	2,523,612	324,571	(37)	2,848,151	11,668	2,859,819

SHARE CAPITAL
The share capital comprises the issued ordinary shares of the Company at par.

SHARE PREMIUM
The share premium comprises the excess value recognised from the issue of ordinary shares at par.

RETAINED EARNINGS
Retained earnings comprises the Group’s cumulative accounting profits and losses since inception less dividends.

OTHER RESERVES
Other reserves comprises the Group’s cumulative fair value movement on the investment in marketable securities since inception in Kilo Goldmines Limited less amounts reclassified to profit and loss.

NON-CONTROLLING INTEREST
The non-controlling interest represents the total carrying value of the 10% interest Société Minière de Kilo-Moto SA (SOKIMO) has in Kibali Goldmines SA (Kibali), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these consolidated financial statements.

(1) This balance relates to dividends declared and fully paid up to Shareholders in the period.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2018, 2017 and 2016

		2018	2017	2016
	Note	$’000	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated by operations	25	473,208	225,429	272,950
Interest received		1,814	2,701	3,400
Finance cost paid		(3,874)	(4,856)	(4,637)
Dividends received from equity accounted joint venture	27	—	—	276
Income tax paid		—	(1,796)	(8,973)
Net cash flows generated by operating activities		471,148	221,478	263,016
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions of property, plant and equipment		(155,298)	(256,208)	(213,570)
Repayment of loan from equity accounted joint venture		4,098	3,170	2,555
Net cash outflows used in investing activities		(151,200)	(253,038)	(211,015)
CASH FLOWS RELATING TO FINANCING ACTIVITIES
Proceeds from issue of ordinary shares	16	—	30,000	—
Payment of dividends(1)		(177,000)	(8,000)	(52,000)
Decrease in loans and borrowings		(9,579)	(7,228)	(6,714)
Net cash inflows/(outflows) provided by financing activities		(186,579)	14,772	(58,714)
Net increase/(decrease) in cash and cash equivalents		133,369	(16,788)	(6,713)
Cash and cash equivalents at the beginning of the year		(9,474)	7,314	14,027
Cash and cash equivalents at the end of the year		123,895	(9,474)	7,314
Cash and cash equivalents include the following for the purpose of the consolidated statement of cash flow:
Cash and cash equivalents		123,931	3,288	18,865
Bank overdrafts	20	(36)	(12,762)	(11,551)
Cash and cash equivalents		123,895	(9,474)	7,314

Bank overdrafts are classified as cash and cash equivalents as they form an integral part of cash management and fluctuate from positive to overdrawn.

The accompanying notes form part of these consolidated financial statements.
(1) This balance relates to dividends declared and fully paid up to Shareholders in the period.

1.	STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing these special purpose consolidated financial statements for Kibali (Jersey) Limited Limited and its subsidiaries as at December 31, 2018, 2017 and 2016 and for each of the three years in the period ended December 31, 2018, in conformity with lnternational Financial Reporting Standards as issued by the lnternational Accounting Standards Board. The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group, and for identifying and ensuring that the Group complies with the law and regulations applicable to their activities. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors confirm that suitable accounting policies have been used and applied consistently for the periods presented. They also confirm that reasonable and prudent judgments and estimates have been made in preparing these special purposes consolidated financial statements and that applicable accounting standards have been followed.

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

BASIS OF PREPARATION

The consolidated financial statements of Kibali (Jersey) Limited (the Company) and its subsidiaries and joint venture (the Group) have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment in marketable securities classified as fair value through other comprehensive income. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

After reviewing the Group’s cash flow forecasts for at least the next 12 months, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the Group will not be a going concern for at least the next 12 months based on forecasts and available cash resources.

NEW STANDARDS AND INTERPRETATIONS APPLIED

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to 1 January 2018 which have been adopted by the Group for the first time this year. These have not had a material impact.

Effective period commencing on or after

IFRS 9	Financial instruments	1 Jan 2018

IAS 15	Revenue from contracts with customers	1 Jan 2018

IFRS 2	Classifications and measurement of share based payment transactions (Amendment to IFRS 2)	1 Jan 2018

IFRIC 22	Foreign Currency Transactions and Advance Consideration	1 Jan 2018

The Company has adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Customers’ in the year ending 31 December 2018, following the standards becoming effective for periods commencing on or after 1 January 2018.

IFRS 9 ‘Financial Instruments’ addresses the classification and measurement of financial assets and financial liabilities and replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. The adoption of IFRS 9 did not result in any material change to the consolidated results of the Group from the beginning of the earliest period presented. Following an assessment of the consolidated financial assets investments previously classified as available-for-sale assets were classified as fair value through other comprehensive income investments but remain immaterial. The Group has applied the expected credit loss impairment model to its financial assets, focused in particular on its long-term loans to its KAS joint venture and loans to SOKIMO and no material credit losses are considered to apply. The Group’s value added tax (TVA) receivables are excluded from the scope of IFRS 9.

NEW STANDARDS AND INTERPRETATIONS APPLIED (continued)

IFRS 15 introduced a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of IFRS 15 did not result in any material change to the Group's revenue recognition, from the beginning of the earliest period presented, following analysis of the gold sales contracts held by its mining operations. The Company enters into a contract for the sale of gold at its mining operation. The performance obligation under the contract is to supply such gold to the customer subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from gold contracts are subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant. The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly.

STANDARDS EFFECTIVE IN FUTURE PERIOD

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the Group’s activities and are mandatory for the Group’s accounting periods beginning after 1 January 2019 or later periods and which the Group has decided not to adopt early. These include:

Effective period commencing on or after

IFRS 16	Leases	1 Jan 2019

IFRS 17	Insurance contracts	1 Jan 2021

Amendments to existing standards

IFRIC 23	Uncertainty over Income Tax Treatments	1 Jan 2019

IFRS 9	Amendments to IFRS 9: Prepayment Features with Negative Compensation	1 Jan 2019

IAS 28	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures	1 Jan 2019

	Annual Improvements to IFRSs (2015-2017 Cycle)	1 Jan 2019

IAS 19	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	1 Jan 2019

	Amendments to References to the Conceptual Framework in IFRS Standards	1 Jan 2020

IFRS 3	Amendments to IFRS 3 Business Combinations - Definition of a Business	1 Jan 2020

	Definition of Material - Amendments to IAS 1 and IAS 8	1 Jan 2020

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognise all lease assets and liabilities on the balance sheet; recognise amortisation of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. The requirements of IFRS 16 extend to certain service contracts, such as mining contractors in which the contractor provides services and the use of assets, which may impact the Group. Accordingly, the Group is completing a review of relevant contracts to quantify the impact on the consolidated financial statements which will be completed by 31 March 2019 (See Note 21 for further details on finance leases held).

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

NON-CONTROLLING INTERESTS

The Group initially recognised any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets. The Group has not elected to take the option to use fair value in acquisitions completed to date.

The total comprehensive income of non-wholly owned subsidiaries is attributed to owners of the parent and to the non-controlling interests in proportion to their relative ownership interests.

JOINT VENTURES

The Group holds interests in one joint venture. In a joint venture the parties that have joint control of the arrangement (the joint venturer) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the Group's returns by the joint venturers.

Acquisitions
Except for initial recognition under IFRS 11 transition rules, further investments in additional joint ventures are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the Group's share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investment.

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

Unrealised gains on transactions between the Group and its joint venture companies are eliminated to the extent of the Group's interest in the joint venture companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

The carrying value of the investment in joint venture is compared to the recoverable amounts whenever circumstances indicate that the net book value may not be recoverable. An impairment is recognised in the profit or loss to the extent that the carrying value exceeds the recoverable amount.

SEGMENTAL REPORTING

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a 'corporate and exploration' segment. The Group provides segmental information using the same categories of information which the Group's chief operating decision-maker utilises. The Group's chief operating decision maker is considered by management to be the board of directors.

The Group has only one operating segment, being that of gold mining. Segment analysis is based on the mining operations and exploration projects that have a significant amount of capitalised expenditure or other fixed assets.

FOREIGN CURRENCY TRANSLATION

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is also the functional currency of the Company and its significant subsidiaries and joint ventures.

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

Costs are capitalised during the construction of a new mine until commercial levels of production are achieved (refer to 'commercial production' below), after which the relevant costs are amortised. Costs are capitalised provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the Group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised under 'Long-lived assets and mine development costs'.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation starts when the assets are ready and available for use.

Impairment
The carrying amount of the property, plant and equipment and investments in joint ventures of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is the group’s weighted average cost of capital adjusted for asset specific factors when applicable. An impairment is recognised in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. Generally proven and probable reserves are used in the calculations, although limited ore resources may be included when they are considered economically viable and sufficiently likely to be extracted and form part of the approved mine plan. The models use the approved mine plans and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plans. The revised asset carrying amounts are depreciated in line with group accounting policies. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment and investments in joint ventures.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years.

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

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the Group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 3.50g/t with a marginal ore cut-off grade of 1.10g/t.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

ROYALTIES

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty, the Group pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. A royalty expense is recorded when revenue from the sale of gold is recognised.

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, investments in marketable securities, loans to joint ventures and loans to minorities. Financial assets and financial liabilities are recognised in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial assets
On initial recognition, a financial asset is classified as measured at:

•	Amortised cost;

•	Fair value through other comprehensive income (FVTOCI) - equity instruments; or

•	FVTPL.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented as separate line item in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Financial assets at amortised cost consist of trade receivables and other receivables (excluding taxes), cash and cash equivalents. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.

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

FINANCIAL LIABILITIES

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

CURRENT TAX

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the reporting date (and when such laws are applicable to the group allowing for the impact of tax stability protections afforded to the group). It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

DEFERRED TAXATION

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognised. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date (and when such laws are applicable to the group allowing for the impact of tax stability protections afforded to the group) and are expected to apply when the temporary differences reverses. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

VALUE ADDED TAX (TVA)

TVA receivables are recognised initially at cost. Subsequently, TVA receivables are measured at amortised cost using the effective interest method, less provision for impairment.

The Group assesses at each reporting period whether there is an indication that these receivables may be impaired taking into account the risk of non-collectability and timing of receipt.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

REVENUE RECOGNITION

The Company’s primary product is gold, other metals produced as part of the extraction process are considered to be by-products arising from the production of gold. The revenue from the sale of any by-products is insignificant. The Company enters into a contract for the sale of gold at each of its mining operations. The performance obligation under its contract is to supply such gold to the customer, subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from the gold contract is subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant.

The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant. Payment terms from the customer are based on 95% as initial payment for sales on the day of shipment based on the results of tests on the material prior to shipment with the final payment of 5% based on final customer assay and includes an adjustment to the initial 95% provisional payment. The period between provisional invoicing and final pricing, or settlement period, is typically around 5 days.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

3.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

DEMOCRATIC REPUBLIC OF CONGO (DRC) 2018 MINING CODE

In the DRC, the 2018 Mining Code and related amended Mining Regulations came into effect during the first half of the year and removed fiscal stability protections under the 2002 Mining Code and introduced a series of potentially significant adverse changes to tax legislation. Kibali has taken legal advice and has been exploring all options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received regarding fiscal stability. Without prejudice to its rights under the stability protections Kibali is currently paying certain additional taxes while it engages with government. Continued engagement with government has resulted in the submission of an application for a number of exemption and waivers in terms of Article 220 of the 2018 law as part of the Group’s efforts to reach a mutually acceptable way forward. Article 220 affords benefits to mining companies in landlocked infrastructurally challenged provinces, such as where the Kibali gold mine is located.

3.    KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

VALUE ADDED TAX (TVA)

Included in trade and other receivables (refer to note 13) is a recoverable TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$180.5 million (2017:US$134.5 million) (2016: US$131.2 million) owing by the fiscal authorities in the DRC.

The Group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, the impact of the settlement agreement reached in Q4 2018 (see below) relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgement exists in assessing recovery of these receivables. While the TVA balance is considered collectible, uncertainty exists regarding the timing of receipts and offsets. Kibali reached an agreement with the Ministry of Finance in late 2018 on the reimbursement of the refundable TVA balance. The agreement allows for US$40.0 million to be refunded initially, while the remaining balance can be settled on an offset basis against other taxes with potential for further cash receipts. As part of the settlement the Group agreed to write off US$20.6 million of the outstanding TVA receivable which has been recorded as an expense (note 5) and the DRC Government agreed to redenominate historical TVA from Congolese Francs (CDF) into US dollars based on the historical exchange rates applicable at the date of original submissions of the overdue TVA. This latter revision gave rise to a US$56.7 million foreign exchange gain recorded in the income statement (note 5).

The outstanding receivable has been discounted by US$37.3 million (2017: US$20.0 million) (2016: US$7.8 million) which required estimates as to the timing of future receipts including the remaining portion of the US$40.0 million under the settlement agreement and the level and timing of future offsets with reference to relevant taxes forecast under the mine plan, historical levels and other factors. A discount rate of 9.5% has been applied to the expected cash receipts and 3% applied to the amounts forecasted to be recovered through offsetting. Management have assumed a recoverable period of 10 years with an increased level of receipts in the next 12 months, but a slower recovery through offsets over the remainder of the period. The increase in provision reflects an increase in the discount rate to reflect assessed risk and an extension in the recovery period from 48 months to 10 years. A 1% change in the discount rate would increase the provision by US$1.7 million.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The Group assesses at each reporting period whether there is any indication that these assets may be impaired (refer to note 9 and 10). If such indication exists, the Group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine and operating plans. Future cash flows are based on estimates of:

•	The quantities of the proven and probable reserves being those for which there is a high degree of confidence in economic extraction and certain limited ore resources;

•	Future production levels;

•	Future commodity prices; including oil forecast at US$70bbl (2017: US$70bbl) (2016: US$60bbl);

•	Future cash cost of production and capital expenditure associated with extraction of the reserves and certain limited ore resources in the approved mine plan;

•
Future gold prices - a gold price curve was used for the impairment calculations starting at a US$1 250/oz gold price (2017: US$1 250oz) (2016: US$1 200/oz) and increasing at an average of 2.5% per annum (2017: 2.0%) (2016: 1.5%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;

•	A discount rate equivalent to 8.6% pre-tax (2017: 8.2%) (2016: 7.8%); and

•	An inflation rate of 2.5% (2017: 2.5%) (2016: 2%).

A reduction in forward gold prices in excess of 27.0% or an increase in the discount rate to 18.7% is required to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves based on a US$1 000/oz gold price (2017: US$1 000/oz) (2016: US$1 000/oz).

OPEN CAST MINE STRIPPING

The Group capitalises costs, associated with stripping activity, to expose the orebody, within mining assets. Judgement is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgement over the eligible costs. The Group capitalised US$9.2 million (2017: US$19.2 million) (2016: US$15.2 million) to stripping assets with a net book value of US$5.5 million (2017: US$12.3 million) (2016: US$9.6 million). The capitalised stripping costs relate to four open cast satellite pits, Pakaka, Kombokolo, KCD and Sessenge. The Group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgement as to the relevant section of the orebody for depreciation.

3.    KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

CAPITALISATION AND DEPRECIATION

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 2 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the Group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

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

Judgement is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in Note 2 and during 2015 Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgement was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgement was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimisation calculation:
2018    2017     2016
US$/oz    1 000    1 000    1 000

Changes in the gold price used could result in changes in the mineral reserve optimisation calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

DETERMINATION OF ORE RESERVES

The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the 2012 JORC code). Reserves determined in this way are used in the calculation of depreciation, amortisation and impairment charges, as well as the assessment of the carrying value of mining assets and timing of mine closure obligations. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value at 3% per annum (2017: 2.5%) (2016: 2.5%) being the prevailing risk free interest rates. The majority of expenditure is expected to be incurred at the end of the mine life. The Group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to Note 19. A 1% decrease in the discount rate on the Group’s rehabilitation estimates would result in an impact of US$3.1 million (2017: US$3.2 million) (2016: US$3.2 million) on the provision for environmental rehabilitation, and an impact of US$0.2 million (2017: US$0.2 million) (2016: US$0.02 million) on the statement of comprehensive income.

STOCKPILES, GOLD IN PROCESS AND PRODUCT INVENTORIES

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgement is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process,

3.    KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

STOCKPILES, GOLD IN PROCESS AND PRODUCT INVENTORIES (continued)

as detailed in the Group’s accounting policy. In the current year, the stockpiles were tested reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

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

RECOVERY OF DEFERRED TAX ASSETS

Management have recognised a deferred tax asset of US$27.3 million (2017: US$43.2 million deferred tax asset) (2016: US$11.1 million deferred tax liability). The Group has to apply judgement in determining the recoverable amount of deferred tax assets. Deferred tax assets are recognised to the extent that their utilisation is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the applicable DRC tax code having due consideration to the tax stability protections, as detailed in the "DRC 2018 Mining Code" above.

The Group considers the deferred tax assets to be recoverable owing to the latest life of mine plan which estimates the asset being fully utilised within 3 years. The gold price would have to fall below US$1 028/oz before the deferred tax asset is not utilised.

4.    REVENUE
The company has disaggregated revenue into various categories in the following table, which is intended to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic date.

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Primary geographic market
Democratic Republic of Congo	1,041,035	754,852	709,372
	1,041,035	754,852	709,372
Product type
Gold doré	1,041,035	754,852	709,372
	1,041,035	754,852	709,372
Timing of transfer of goods
Point in time	1,041,035	754,852	709,372
	1,041,035	754,852	709,372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.    OTHER INCOME AND EXPENSES

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Other income from operating activities comprise:
Other income	174	146	136
Net foreign exchange gains	56,664	—	—
	56,838	146	136
Refer to TVA in note 3 for details of the foreign exchange gain included above related to the settlement agreement reached with the DRC Government in Q4 2018.
The total other income is not considered to be part of the main revenue generating activities and as such the Group presents this income separately from revenue.

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Other expenses
Management Fee	4,478	4,385	4,296
Net foreign exchange loss	2,917	38,469	36,134
Discounting provision (Refer to note 3)	37,893	12,177	7,820
	45,288	55,031	48,250
The discounting provision movement relates to TVA receivables (refer to note 3) which is made up of US$17.3m (2017: US$12.2 million, 2016: US$7.8 million) increase in the discounting provision, and US$20.6m write off of TVA balance as part of the TVA settlement agreement. Refer to note 3 for details.

6.    MINING AND PROCESSING COSTS

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Mining and processing costs comprise:
Mine production costs	264,122	232,209	202,323
Movement in production inventory and ore stockpiles	(12,154)	28,933	(7,389)
Depreciation and amortisation	329,519	264,415	210,925
Other mining and processing costs	190,772	173,423	188,863
	772,259	698,980	594,722
7.    EXPLORATION AND CORPORATE EXPENDITURE

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Exploration and corporate expenditure comprises:
Exploration expenditure	3,213	2,760	2,748
Corporate expenditure	2,941	5,445	3,650
	6,154	8,205	6,398

8.    FINANCE INCOME AND COSTS

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Finance income comprise:
Bank Interest	20	20	15
Interest received – loans and receivables	3,360	4,127	4,720
Total finance income	3,380	4,147	4,735
Finance costs comprise:
Interest expense on finance lease	(3,359)	(3,931)	(4,482)
Interest expense on bank borrowings	(515)	(1,018)	(467)
Unwinding of discount on provisions for Rehabilitation	(591)	(529)	(349)
Total finance costs	(4,465)	(5,478)	(5,298)
Net finance costs	(1,085)	(1,331)	(563)
9.    INCOME TAXES

		31 Dec 2018	31 Dec 2017	31 Dec 2016
		$’000	$’000	$’000
Current taxation		—	—	7,868
Deferred taxation	12	15,972	(54,333)	(30,830)
		15,972	(54,333)	(22,962)

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the Group’s operations.

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Profit/(loss) before tax	227,970	(40,349)	26,728
Tax calculated at the DRC effective tax rate of 30%	68,391	(12,105)	8,018
Reconciling items:
Exempt income	(50,569)	(40,948)	(38,922)
Other permanent differences	(1,850)	(1,280)	74
Corporate tax at 1/100 from revenue	—	—	7,868
Taxation (credit) / charges	15,972	(54,333)	(22,962)

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. The mine was historically required to pay a minimum of 1/100 of the Company’s revenue as tax. Whilst the mine paid these amounts it has always disputed that the tax should be applied to mining companies. During 2017, the mine received confirmation from the tax authority that no minimum tax applies and therefore no minimum tax has been recorded in 2018 (2017: nil) (2016: US$7.9 million). The Group is seeking recovery of past taxes of US$13.3 million but no asset has been recognised as there is currently insufficient certainty of recovery due to an ongoing dispute. Kibali have capital allowances for deduction against future mining income which are partially offset by accelerated capital allowances on property, plant and equipment. Kibali (Jersey) Limited’s estimated tax deductions carried forward at 31 December 2018 amounted to US$477.1 million (2017: US$520.5 million) (2016: US$359.4 million) at the tax rate of 30% which are reduced by accelerated capital allowances to result in a net deferred tax asset recorded. Refer to note 3 for details of the 2018 Mining Code and the Group’s assessment regarding its fiscal stability protections.

10.    PROPERTY, PLANT AND EQUIPMENT

10.    PROPERTY, PLANT AND EQUIPMENT

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Mine properties, mine development costs and mine plant facilities and equipment
Cost
Balance at the beginning of the year	2,722,330	2,475,924	2,266,854
Additions	145,696	246,406	209,070
Balance at the end of the year	2,868,026	2,722,330	2,475,924

Accumulated depreciation
Balance at the beginning of the year	(614,612)	(407,618)	(254,551)
Depreciation charged for the year	(264,881)	(206,994)	(153,067)
Balance at the end of the year	(879,493)	(614,612)	(407,618)
Net book value	1,988,533	2,107,718	2,068,306

Long-lived assets and development costs
Included in plant and equipment are long-lived assets and development costs which are amortised on a units of production basis as detailed in note 3 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations as well as mine development costs. The net book value of these assets was US$1 903 million at 31 December 2018 (2017: US$2 023 million) (2016: US$1 997 million). The value of assets under construction included in plant and equipment that are not depreciated is US$189.2 million (2017: US$229.9 million) (2016: US$507.0 million). Refer to note 3 for judgements applied with regards to stripping assets.

Short-lived assets
Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was US$66.0 million at 31 December 2018 (2017: US$51.6 million) (2016: US$7.9 million).

Decommissioning asset
A decommissioning asset has been recognised relating to the rehabilitation liability to the value of US$15.5 million (2017: US$17.2 million) (2016: US$17.1 million) (refer to note 19). Depreciation of the decommissioning asset began on 1 October 2013 when the Group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Leased assets
The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease.

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000

Finance Lease Mining Assets	4,817	16,627	46,153

KAS 1 Limited (KAS) is an asset leasing joint venture in which the Group has a 50.1% interest. Together with Bougues Traveux Publics SAS (BYTP), the Group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the Group.

11.    MINERAL PROPERTIES

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortisation
At the beginning of the year	(225,975)	(168,556)	(110,698)
Charge for the year	(64,638)	(57,419)	(57,858)
At the end of the year	(290,613)	(225,975)	(168,556)

Net book value	454,479	519,117	576,536

Mineral properties represent the amounts attributable to licence interest on the purchase of Moto Goldmines Limited (Moto) in 2009. The balance has been amortised over the life of mine on a unit of production basis since the Group commenced commercial production on 1 October 2013.

12.    DEFERRED TAXATION

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	43,237	(11,096)	(41,926)
Statement of comprehensive (charge) / credit	(15,972)	54,333	30,830
At the end of the year	27,265	43,237	(11,096)
Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	477,104	520,526	359,449
Accelerated capital allowances	(449,839)	(477,289)	(370,545)
Net deferred taxation asset / (liability)	27,265	43,237	(11,096)

The Group’s capital allowance pools have no time restriction for utilisation. Refer to Note 3 for an assessment of the utilisation of this deferred tax asset.

13.    TRADE AND OTHER RECEIVABLES

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Advances to contractors	3,288	2,280	6,070
Trade receivables	11,114	28,295	1,497
Prepayments and other receivables	33,371	21,544	24,239
Loan to SOKIMO (refer note 28)	20,393	18,827	17,381
Other loans	2,150	8,360	3,081
TVA receivables	180,518	134,514	131,214
Hire purchase loans	—	4,465	10,978
	250,834	218,285	194,460
Less: Non-current portion
Loan to SOKIMO	20,393	18,827	17,381
Other loans and receivables (including TVA receivables)	117,458	105,768	65,616
Hire purchase loans	—	699	4,438
	137,852	125,294	87,435
Current portion	112,982	92,991	107,025

13.    TRADE AND OTHER RECEIVABLES (continued)

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000

Gross hire purchase loans – minimum lease payments:
No later than 1 year	—	3,766	6,540
Later than 1 year and no later than 5 years	—	699	4,438
Later than 5 years	—	—	—
Gross investment on hire purchase loans	—	4,465	10,978

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA receivables and TVA and duties on fuel balances have been discounted with a provision of US$37.3 million (2017: US$20.0 million) (2016: US$7.8 million) recognised and US$20.6 million (2017: nil, 2016: nil) was written off as part of the settlement agreement with the DRC Government. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Company does not hold any collateral as security. Refer to note 23 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable under the mining code once submissions are approved. The Group continues to seek recovery of TVA in line with the mining code. Judgement exists in assessing recovery of this amount. See note 3 for further detail.

The loan to SOKIMO bears interest at 8% and the loan and interest will be repaid through future dividends.

The hire purchase loans, receivable from a contractor, bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years. The hire purchase loans were settled during the year, leaving no remaining balance.

The balance of "other loans" includes loans to related parties of US$1.5 million (2017: US$ 0.9 million) (2016: US$1.1 million), these loans have no terms of repayment. All non-current receivables are due after 12 months.

14.    INVENTORIES AND ORE STOCKPILES

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Gold on hand	4,425	8,970	16,041
Consumables stores	66,099	43,728	43,363
Ore stockpiles	44,116	29,869	52,332
Gold in process	6,906	3,443	4,540
	121,546	86,010	116,276
Less: Non-current portion
Ore stockpiles	28,510	12,779	43,771
Current portion	93,036	73,231	72,505

All inventory and ore stockpiles are stated at the lower of cost or net realisable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

15.    INVESTMENT IN MARKETABLE SECURITIES

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Balance as at 1 January	26	58	45
Fair value movement recognised in other comprehensive income	(15)	(34)	12
Exchange gain/(loss)	(2)	2	1
Balance at 31 December	9	26	58
16.    SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 10 000 (2017: 10 000) (2016: 10 000) for the total value of US$10 000 (2017: US$10 000) (2016: US$10 000). All issued shares are fully paid. The total number of issued shares at 31 December 2018 was 4 648 shares (2017: 4 648) (2016: 4 620).

Barrick Gold Holdings Limited, formerly Randgold Resources Limited (Randgold) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4 648 outstanding ordinary shares. ln 2017 Randgold and AngloGold Ashanti each purchased 14 ordinary shares to the value of US$15 million (total value of US$30 million). These shares were acquired at a price of US$1 071 428.57 per share.

Refer to the Consolidated Statements of Changes in Equity on page 5 for more detail on the annual movement of share capital and share premium. No movement in share capital for the shares issued above is shown due to rounding.

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Movement in the number of ordinary shares outstanding:
Balance as at 1 January	5	5	5
Shares issued	—	—	—
Balance at 31 December	5	5	5
17.    NON-CONTROLLING INTEREST

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Balance at 1 January	7,420	19,777	27,624
Non-controlling interest in results of Kibali Goldmines SA	4,248	(12,357)	(7,847)
Balance at 31 December	11,668	7,420	19,777

The non-controlling interest represents the 10% interest SOKIMO has in Kibali which is a subsidiary of Kibali (Jersey) Limited.

See summarised financial information for Kibali in note 22.

18.    LOANS AND BORROWINGS

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Non-current
Finance lease liability (refer to note 21)	27,465	40,350	46,707
Loan – Randgold (refer to note 28)	1,526	860	222
	28,991	41,210	46,929
Current
Finance lease liability (refer to note 21)	11,425	7,596	8,310
Loan – Randgold (refer to note 28)	—	—	1,975
	11,425	7,596	10,285
Total loans and borrowings	40,416	48,806	57,214

18.    LOANS AND BORROWINGS (continued)

Finance lease liability
The finance lease liability is due to KAS in respect of the equipment which has been transferred to the Group under an instalment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the instalment sale agreement. The finance lease is secured by the leased assets. Refer to note 10 for finance lease asset disclosures.

Loan – Randgold
Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Group. The loan bears no interest and is repayable on a monthly basis. The non-current portion in 2016 bore no interest but the effect of discounting is non-significant.

19.    PROVISION FOR REHABILITATION

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Balance at 1 January	23,244	21,163	15,533
Unwinding of discount	591	529	349
Change in estimates	(195)	1,552	5,281
Balance at 31 December	23,640	23,244	21,163

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 3.0% (2017: 2.5%) (2016: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The Group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2032 for the Kibali gold mine (Refer to note 3).

20.    TRADE AND OTHER PAYABLES

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Trade payables	29,367	46,060	57,590
Payroll and other compensations	3,171	1,908	1,813
Bank account in overdraft	36	12,762	11,551
Accruals and other payables	27,196	43,903	60,905
	59,770	104,633	131,859

Accruals and other payables include retention, in respect of contracts with suppliers, of US$1.9 million (2017: US$8.3 million) (2016: US$17.9 million). Accruals and other payables include US$0 (2017: nil) (2016: US$8.0 million) in respect of dividends declared but unpaid.

Trade and other payables are all due within 120 days.

21.    LEASES

The finance lease liability recognised is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an instalment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Gross finance lease liabilities – minimum lease payments:
No later than 1 year	15,435	11,042	12,979
Later than 1 year and no later than 5 years	32,328	39,872	42,239
Later than 5 years	—	6,694	13,344
Future finance charges	(8,873)	(9,662)	(13,545)
Present value of the finance lease liability	38,890	47,946	55,017
No later than 1 year	11,425	7,596	8,310
Later than 1 year and no later than 5 years	27,465	32,618	32,853
Later than 5 years	—	7,732	13,854
	38,890	47,946	55,017
22.    SEGMENTAL INFORMATION

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

Country of operation	DRC	Jersey
US$’000	Kibali	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2018
Profit and loss
Total revenue	1,041,035	—	—	1,041,035
Mining and processing costs excluding depreciation	(444,147)	—	1,407	(442,740)
Depreciation and amortisation	(309,696)	(1,744)	(18,079)	(329,519)
Mining and processing costs	(753,843)	(1,744)	(16,672)	(772,259)
Royalties	(45,249)	—	—	(45,249)
Exploration and corporate expenditure	(6,084)	(70)	—	(6,154)
Other income/(expense) and JV profit	12,552	537	(1,407)	11,682
Finance costs	(191,543)	(29)	187,107	(4,465)
Finance income	1,578	12,980	(11,178)	3,380
Profit before income tax	58,446	11,674	157,850	227,970
Income tax expense	(15,972)	—	—	(15,972)
Net profit for the year	42,474	11,674	157,850	211,998

Capital expenditure	145,696	—	—	145,696
Total assets	3,052,902	8,183,627	(8,248,066)	2,988,463
Total liabilities	(3,135,151)	(4,410,200)	7,416,707	(128,644)

Year ended 31 December 2017
Profit and loss
Total revenue	754,852	—	—	754,852
Mining and processing costs excluding depreciation	(436,054)	—	1,489	(434,565)
Depreciation and amortisation	(240,346)	(2,494)	(21,575)	(264,415)
Mining and processing costs	(676,400)	(2,494)	(20,086)	(698,980)
Royalties	(31,913)	—	—	(31,913)
Exploration and corporate expenditure	(7,089)	(1,116)	—	(8,205)
Other (expenses)/income and JV profit	(54,041)	758	(1,489)	(54,772)
Finance costs	(163,730)	—	158,252	(5,478)

22.    SEGMENTAL INFORMATION (continued)

Finance income	1,464	13,861	(11,178)	4,147
(Loss) /Profit before income tax	(176,857)	11,009	125,499	(40,349)
Income tax expense	54,333	—	—	54,333
Net (loss)/profit for the year	(122,524)	11,009	125,499	13,984

Capital expenditure	246,406	—	—	246,406
Total assets	2,969,999	9,514,687	(9,481,173)	3,003,513
Total liabilities	(3,093,485)	(5,778,281)	8,693,091	(178,675)

Year ended 31 December 2016
Profit and loss
Total revenue	709,372	—	—	709,372
Mining and processing costs excluding depreciation	(385,295)	—	1,498	(383,797)
Depreciation and amortisation	(186,124)	(2,165)	(22,636)	(210,925)
Mining and processing costs	(571,419)	(2,165)	(21,138)	(594,722)
Royalties	(32,976)	—	—	(32,976)
Exploration and corporate expenditure	(6,270)	(128)	—	(6,398)
Other (expenses)/income and JV profit	(47,200)	(713)	(72)	(47,985)
Finance costs	(154,288)	—	148,990	(5,298)
Finance income	1,345	14,599	(11,209)	4,735
(Loss)/profit before income tax	(101,436)	11,593	116,571	26,728
Income tax expense	22,962	—	—	22,962
Net (loss)/profit for the year	(78,474)	11,593	116,571	49,690

Capital expenditure	208,708	362	—	209,070
Total assets	2,790,160	6,852,741	(6,639,428)	3,003,473
Total liabilities	(2,515,598)	(3,339,052)	6,077,236	(222,586)
23

23.    FINANCIAL RISK MANAGEMENT

ln the normal course of its operations, the Group is exposed to gold price, currency, interest rate, credit and liquidity risks. ln order to manage these risks, the Group may enter into transactions which make use of on-balance sheet derivatives, but none were entered into in 2018, 2017 or 2016. The Group does not acquire, hold or issue derivatives for trading purposes. The Group has developed a risk management process to facilitate, control and monitor these risks.

Foreign exchange and commodity price risk
In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily Euro, British Pound, South African Rand, Congolese Franc and Australian Dollar). As a result, the Group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the Group does not enter into derivatives to manage these currency risks and none existed in 2018, 2017 or 2016. Generally, the Group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2018, 2017 and 2016. Gold sales are made in US dollars and do not expose the Group to any currency fluctuation risk. The Group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
• Congolese Franc (CDF)	18	28	249
• Euro (EUR)	613	297	17
• South African Rand (ZAR)	102	65	758
• British Pound (GBP)	22	3	55
• Australian Dollar (AUD)	—	402	369
Trade and other receivables includes balances denominated in:
• Congolese Franc (CDF)	3	4	5
• Euro (EUR)	—	—	—
• South African Rand (ZAR)	—	—	—
• British Pound (GBP)	—	—	—
• Australian Dollar (AUD)	—	—	—
Trade and other payables includes balances denominated in:
• Euro (EUR)	(1,277)	(284)	(825)
• South African Rand (ZAR)	(561)	(1,003)	(671)
• British Pound (GBP)	(4)	(2)	—
• Australian Dollar (AUD)	(379)	(87)	(193)

The Group’s exposure to foreign currency arises where a Company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the Group’s foreign currency financial instruments. The TVA is not a financial instrument under IFRS 7. The TVA balance in Kibali is now substantially denominated in USD and not subject to currency risk. As at 31 December 2017 and 31 December 2016 the balance was denominated in CDF and a 10% movement would have an effect of U$12.2 million and U$11.9 million on the receivable recorded respectively.

	Closing exchange rate	Effect of 10% strengthening of US$ on net earnings and equity
		$'000
At 31 December 2018
• Euro (EUR)	0.87306	(128)
• South African Rand (ZAR)	14.36232	(56)
At 31 December 2017
• Euro (EUR)	0.83382	(28)
• South African Rand (ZAR)	12.34503	(100)
At 31 December 2016
• Euro (EUR)	0.94868	(83)
• South African Rand (ZAR)	13.71502	(67)

The sensitivities are based on financial assets and liabilities held at 31 December 2018 where balances were not denominated in the functional currency of the Group. The sensitivities do not take into account the Group’s income and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

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

	Amount $’000	Effective rate for year
Cash and cash equivalents:
All less than 90 days (2018)	123,931	0.99%
All less than 90 days (2017)	3,288	0.08%
All less than 90 days (2016)	18,865	0.08%

Concentration of credit risk
The Group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. The Group applies IFRS 9 to measure expected credit losses for receivables and loans including other investments in joint ventures and loans to non-controlling interests, these are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold doré, the Group’s principal product, is produced in the DRC. The gold doré is refined and sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. Further, the Group is not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$180.5 million (2017: US$134.5 million; 2016: US$131.2 million) that was past due. Refer to note 3. This could result in credit risk for the Group.

Capital risk management
The Group's objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. ln order to maintain or adjust the capital structure, the Group issue new shares (by way of funding from the joint venture partners) or will make use of intercompany loans. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net borrowings and trade and other payables (less cash) divided by total capital. Total capital is calculated as equity, as shown in the statement of financial position, plus net borrowings and trade and other payables (less cash). This measure may differ to other companies.

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Capital risk management
Borrowings and trade and other payables	100,186	153,439	189,073
Less: cash and cash equivalents	(123,931)	(3,288)	(18,865)
Net borrowings, trade and other payables	(23,745)	150,151	170,208

Total equity	2,859,819	2,824,838	2,780,887
Total capital	2,828,671	2,974,988	2,915,095
Gearing ratio	-1%	5%	6%

Maturity analysis
The following table analyses the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected Future interest payments
	$'000	$'000	$'000
At 31 December 2018
Financial liabilities
Within 1 year in demand	56,599	11,425	2,966
Later than 1 year and no later than 5	—	28,991	5,780
After 5 years	—	—	127
Total	56,599	40,416	8,873
At 31 December 2017
Financial liabilities
Within 1 year in demand	104,633	7,596	3,345
Later than 1 year and no later than 5	—	41,210	6,012
After 5 years	—	—	305
Total	104,633	48,806	9,662
At 31 December 2016
Financial liabilities
Within 1 year in demand	131,859	10,285	3,974
Later than 1 year and no later than 5	—	46,929	8,693
After 5 years	—	—	878
Total	131,859	57,214	13,545
24.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the Group’s FVOCI financial instruments outstanding at 31 December 2018, 2017 and 2016. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying amount	Fair value
		$'000	$'000
As at 31 December 2018
Categorised as level 1¹
Investment marketable securities	FVOCI	9	9
As at 31 December 2017
Categorised as level 1¹
Investment marketable securities	FVOCI	26	26
As at 31 December 2016
Categorised as level 1¹
Investment marketable securities	FVOCI	58	58

No derivative financial instruments currently exist.

24.    FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

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

25.    CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Profit/(loss) before income tax	227,970	(40,349)	26,728
Adjustments for:
Interest received (note 8)	(3,380)	(4,147)	(4,735)
Finance cost (note 8)	3,874	4,949	4,949
Share of profits of equity accounted joint venture (Note 27)	(132)	(113)	(129)
Depreciation and amortisation (Note 6)	329,519	264,415	210,925
Foreign exchange (gain)/loss	(53,747)	38,469	36,134
Write off on TVA under settlement agreement	20,584	—	—
Movement in discounting provision on TVA (note 5)	17,309	12,177	7,820
Unwinding of rehabilitation provision (Note 19)	591	529	349
	542,588	275,930	282,041
- Effects of changes in operating working capital items
- Receivables	(12,877)	(69,741)	(29,287)
- Inventories	(35,536)	30,266	5,484
- Trade and other payables	(20,967)	(11,026)	14,712
Cash generated from operations	473,208	225,429	272,950

Other non-cash items include changes in rehabilitation provision estimates of US$0.2 million (2017: US$1.6 million) (2016: US$5.2 million), dividends payable of nil (2017: nil) (2016: US$8.0 million).

During the year a recovery proposal for TVA was agreed upon between management and the DRC government. The TVA discounting movement comprised of $17.3 million (2017: US$12.2 million) (2016: US$7.8 million) increase in the discounting provision, and $20.6 million write off of TVA outstanding from the Government.

Cash flows relating to loans and borrowings within financing activities comprises the following movements in finance lease liabilities:

	Non-current loans and borrowings	Current loans and borrowings	Total
	$’000	$’000	$’000
At 1 January 2016	54,388	5,365	59,753
Cash flows:
Lease repayments	—	(5,089)	(5,089)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2015	(7,681)	7,681	—
Interest and capital accrued	—	353	353
At 31 December 2016	46,707	8,310	55,017
At 1 January 2017	46,707	8,310	55,017
Cash flows:
Lease repayments	—	(7,228)	(7,228)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2016	(6,357)	6,357	—
Interest and capital accrued	—	157	157
At 31 December 2017	40,350	7,596	47,946
At 1 January 2018	40,350	7,596	47,946
Cash flows:
Lease repayments	—	(9,579)	(9,579)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2017	(12,885)	12,885	—
Interest and capital accrued	—	523	523
At 31 December 2018(2)	27,465	11,425	38,890

(2)	Refer to note 21

26.    COMMITMENTS AND CONTINGENT LIABILITIES

	31 Dec 2018	31 Dec 2017	31 Dec 2018
	$’000	$’000	$’000
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property, plant and equipment	22,687	19,108	21,456
27.     INVESTMENT IN JOINT VENTURE

Set out below is the summarised financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

26. INVESTMENT IN JOINT VENTURE (continued)

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Summarised statement of financial position
Current assets
Cash and cash equivalents	3,125	2,039	1,167
Other current assets (excluding cash)	1,988	1,649	10,061
Total current assets	5,113	3,688	11,228
Other current liabilities (including trade payables)	(1,523)	(1,505)	(1,456)
Total current liabilities	(1,523)	(1,505)	(1,456)
Non-current
Assets	39,431	48,065	46,707
Financial liabilities	(42,248)	(49,739)	(56,195)
Net (liabilities)/assets	773	509	284
Summarised statement of comprehensive income
Operating profit	(21)	(39)	(21)
Interest income	3,440	3,959	4,489
Interest expense	(3,155)	(3,695)	(4,210)
Profit and total comprehensive income for the period	264	225	258
Dividends received from joint venture	—	—	550
Reconciliation of the summarised financial information presented to the carrying amount of the group’s interest in KAS
Opening net assets 1 January	509	284	576
Profit for the period	264	225	258
Dividends received	—	—	(550)
Closing Net assets at 31 December	773	509	284
Interest in joint venture at 50.1%	387	255	142
Profit for the period at 50.1%	132	113	129

Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	21,479	25,577	28,830
Carrying value	21,866	25,832	28,972

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

28.    RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

28.    RELATED PARTIES AND RELATED PARTY TRANSACTIONS (continued)

	31 Dec 2018	31 Dec 2017	31 Dec 2016
	$’000	$’000	$’000
Related party transactions
Management fee paid to Randgold	4,478	4,385	4,296
Refining fees to Rand Refinery (Pty) Limited	3,957	3,632	3,062
Interest received from SOKIMO	1,446	1,097	1,335
Shareholders interest received from KAS	1,578	1,846	2,105
Interest incurred to KAS on the finance lease liability	3,359	3,931	4,482
Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	11,114	30,457	1,497
Loan to SOKIMO	20,393	18,827	17,381
Loan to Randgold Resources Congo SPRL	616	182	45
Loan to Randgold	—	—	942
Loan to KGL Isiro SARL	97	64	1
Loan to Société des Mines de Loulo SA	22	4	—
Loan to Société des Mines de Tongon SA	32	41	76
Loan to Société des Mines de Gounkoto SA	—	—	32
Loan to Société des Mines de Morila SA	45	—	—
Amounts included in other investment in joint venture owing by related parties
Loan to KAS	21,479	25,557	28,830
Amounts included in loans and borrowings owed to related parties
Loan from Randgold	(1,526)	(860)	(2,197)
Finance lease liability with KAS	(38,890)	(47,946)	(55,017)
SOKIMO has a 10% interest in Kibali Goldmines SA, a subsidiary of the Group.

Rand Refinery (Pty) Limited (Rand Refinery) is an associate of AngloGold Ashanti. Kibali Goldmines SA has incurred refining costs of US$3.9 million in the year (2017: US$3.6 million) (2016: US$3.1 million). US$1 041m (2017: US$755 million) (2016: US$709 million) of gold and silver was sold by Rand Refinery under the contract with Kibali Goldmines SA in which Rand Refinery is the stated agent.

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
Refer to notes 13 and 18 for the details of loans to and from related parties.

29.    SUBSIDIARIES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the Company and all of its subsidiaries and jointly controlled entities at 31 December 2018. The Company, the principal subsidiaries and their interests are:

29.    SUBSIDIARIES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS (continued)

		% of interest	Country of incorporation and residence
Company	Kibali (Jersey) Ltd		Jersey
Subsidiary	Border Energy East Africa (Pty) Ltd	100%	Uganda
Subsidiary	Moto (Jersey) 1 Ltd	100%	Jersey
Subsidiary	Kibali 2 (Jersey) Ltd	100%	Jersey
Subsidiary	0858065 B.C. Limited	100%	Canada
Subsidiary	Moto Goldmines Australia Pty Ltd	100%	Australia
Subsidiary	Kibali Goldmines SA	90%	DRC
Jointly controlled entity	KAS 1 Limited	50.1%	Jersey
30.    SUBSEQUENT EVENTS

On 24 September 2018, Randgold Resources Limited, one of the ultimate joint venture partners, and Barrick Gold Corporation announced an agreement on the terms of a recommended share-for-share merger of Randgold and Barrick. The transaction closed on 1 January 2019, with Barrick acquiring 1 007o of the issued and outstanding Randgold shares. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7o/o, while former Randgold shareholders owned 33.3%, of the shares of the combined company.

On 22 January 2019, the former Randgold Resources Limited name was changed to Barrick Gold (Holdings) Limited.

31.    OTHER INFORMATION

The Company is a private company limited by shares, incorporated in Jersey with its registered office at 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands. The Company’s principal activity is the operation of the Kibali gold mine in the DRC.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI LIMITED
/s/ Kandimathie Christine Ramon

Name	:	Kandimathie Christine Ramon
Title	:	Chief Financial Officer
Date	:	March 29, 2019

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited (last amended 16 May 2017)	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 19 May 2017

Exhibit 19.2.1
Indenture for guaranteed debt securities among AngloGold Ashanti Holdings plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of 28 April 2010

Incorporated by reference to Exhibit 4.2 to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form F-3 (Nos. 333-182712 and 333-182712-02) filed with the Securities and Exchange Commission 17 July 2012

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

Exhibit 19.2.5
Amended and Restated Deposit Agreement dated as of 3 June 2008 among AngloGold Ashanti Limited, The Bank of New York Mellon as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder
Incorporated by reference to Exhibit 1 to AngloGold Ashanti Limited’s Registration Statement on Form F-6 (No. 333-159248) filed on 14 May 2009

Exhibit 19.4.1.1	Bonus Share Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.2	Long-Term Incentive Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.3	Deferred Share Plan of AngloGold Ashanti 2018	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 18 May 2017

Exhibit 19.4.4.2	ZAR Revolving Credit Agreement dated 3 November 2017 with AngloGold Ashanti Limited as borrower and The Standard Bank of South Africa Limited as facility agent and lender	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 13 March 2018

Exhibit 19.4.4.3	ZAR Revolving Credit Agreement dated 12 December 2017 with AngloGold Ashanti Limited as borrower and Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 15 March 2018

Exhibit Number	Description	Remarks

Exhibit 19.4.4.4
Syndicated Multi-currency Revolving Credit Facility agreement dated 23 October 2018 with Anglogold Ashanti Holdings plc and Anglogold Australia Limited as borrowers and the Bank of Novia Scotia as facility agent and the financial institutions party thereto as lenders
Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 25 February 2019

Exhibit 19.4.4.5	Multi-currency Revolving Credit Facility agreement as amended and restated on 29 January 2019 with Geita Gold Mining Limited as borrower and Nedbank Limited as lender	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 20 March 2019

Exhibit 19.4.5.1	Employment contract of Kandimathie Christine Ramon – Chief Financial Officer with effect from 1 October 2014	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 8 October 2014

Exhibit 19.4.5.2	Employment contract of Kelvin Paul Michael Dushnisky - Chief Executive Officer with effect from 1 September 2018	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 12 February 2019

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

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit 19.12.1	Certification of Kelvin Dushnisky as Chief Executive Officer of Anglogold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.12.2	Certification of Christine Ramon, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm

EXHIBIT 19.8

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES AT 31 DECEMBER 2018

		Shares held		Holding	Percentage held
		2018	2017		2018	2017
Principal subsidiaries and controlled operating entities(1)
AngloGold Ashanti Australia Limited(2)	2	257,462,077	257,462,077	I	100	100
AngloGold Ashanti Holdings plc	6	5,326,550,917	5,326,550,917	D	100	100
AngloGold Ashanti USA Incorporated	10	237	237	D	100	100

Operating entities
AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	4,167,084,999	4,167,084,999	I	100	100
AngloGold Ashanti (Ghana) Limited(3)	4	132,419,584	132,419,584	I	100	100
AngloGold Ashanti (Iduapriem) Limited	4	66,270	66,270	I	100	100
Cerro Vanguardia S.A.	1	13,875,000	13,875,000	I	92.50	92.50
Geita Gold Mining Limited	9	123,382,772	123,382,772	I	100	100
Mineração Serra Grande S.A.	3	1,999,999	1,999,999	I	100	100
Societé AngloGold Ashanti de Guinée S.A.	5	3,486,134	3,486,134	I	85	85

Joint venture operating entities
Kibali (Jersey) Limited(4)	7	2,324	2,324	I	50	50
Société des Mines de Morila S.A.	8	400	400	I	40	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.	8	41,000	41,000	I	41	41

Unincorporated joint venture
Tropicana joint venture	2	n/a	n/a	I	70	70

D - Direct Holding
I - Indirect Holding

(1)	All the operations in South Africa, namely, Mine Waste Solutions, Mponeng and TauTona are held by the parent company, AngloGold Ashanti Limited.

(2)	Owner of the Sunrise Dam operation and the Tropicana joint venture in Australia.

(3)	Operates the Obuasi mine in Ghana.

(4)	Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.

1	Argentina	6	Isle of Man
2	Australia	7	Jersey
3	Brazil	8	Mali
4	Ghana	9	Tanzania
5	Republic of Guinea	10	United States of America

EXHIBIT 19.12.1
CERTIFICATION

I, Kelvin Dushnisky, certify that:

1.	I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

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

Date: 29 March 2019

/s/ Kelvin Paul Michael Dushnisky
Kelvin Paul Michael Dushnisky
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

Date: 29 March 2019

/s/ Kandimathie Christine Ramon
Kandimathie Christine Ramon
Chief Financial Officer

EXHIBIT 19.13

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AngloGold Ashanti Limited (the “Company”) on Form 20-F for the period ending 31 December 2018, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 29 March 2019            /s/ Kelvin Paul Michael Dushnisky
Name: Kelvin Paul Michael Dushnisky
Title: Chief Executive Officer

Date: 29 March 2019            /s/ Kandimathie Christine Ramon
Name: Kandimathie Christine Ramon
Title: Chief Financial Officer

Exhibit 19.15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113789) and the Registration Statement on Form F-3 (No. 333-210564) of AngloGold Ashanti Limited of our reports dated 29 March 2019, with respect to the consolidated financial statements of AngloGold Ashanti Limited and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended 31 December 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Inc.

Ernst & Young Inc.

Johannesburg, Republic of South Africa
29 March 2019

Exhibit 19.15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AngloGold Ashanti Limited
Johannesburg, South Africa

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113789) and the Registration Statement on Form F-3 (No. 333-210564) of AngloGold Ashanti Limited of our report dated 25 March 2019, relating to the consolidated financial statements of Kibali (Jersey) Limited which appears in this Annual Report on Form 20-F of AngloGold Ashanti Limited .

/s/ BDO LLP

BDO LLP

London, United Kingdom
29 March 2019