Form 20-F
period 2019-12-31
ANGLOGOLD ASHANTI LTD
filed 2020-03-27
CIK 1067428

As filed with the Securities and Exchange Commission on 27 March 2020

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
FOR THE FINANCIAL YEAR ENDED 31 December 2019
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
E-mail: cramon@anglogoldashanti.com, 76 Rahima Moosa Street, Newtown, Johannesburg, 2001, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
American Depositary Shares	AU	New York Stock Exchange
Ordinary Shares	AU	New York Stock Exchange*
5.375% Notes due 2020	AU/20	New York Stock Exchange
5.125% Notes due 2022	AU/22	New York Stock Exchange
6.50% Notes due 2040	AU/40	New York Stock Exchange
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

Ordinary Shares of 25 ZAR cents each	415,301,215
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒ No☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No ☒

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
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar, US$ or $ are to the lawful currency of the United States, references to € and Euro are to the lawful currency of the European Union, references to ARS and Argentinean peso are to the lawful currency of Argentina, references to AUD, Australian dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to TZS are to the lawful currency of the United Republic of Tanzania, references to GHS, cedi or Gh¢ are to the lawful currency of Ghana and references to British pounds are to the lawful currency of the United Kingdom.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce”, which are not IFRS measures. An investor should not consider these items in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

While the Gold Institute provided definitions for the calculation of total cash costs net of by-product revenue and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, the calculation of total cash costs net of by-product revenue, total cash costs per ounce, all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “-Glossary of selected terms-Financial terms-Total cash costs net of by-product revenue”, “ -Glossary of selected terms-Financial terms-All-in sustaining costs” and “-Glossary of selected terms-Financial terms-All-in costs”. Nevertheless, AngloGold Ashanti believes that total cash costs net of by-product revenue, all-in sustaining costs and all-in costs in total and per ounce are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker, on an attributable basis. The key metrics are based on the attributable ounces, gold income, total cash costs net of by-product revenue, all-in costs and all-in sustaining costs from each operation and as a consequence includes our share of the total cash costs net of by-product revenue, all-in costs and all-in sustaining costs of our joint ventures that are accounted for on the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e. if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the World Gold Council’s Guidance Note on Non-GAAP Metrics -All-in Sustaining and All-In Costs.

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity accounted joint ventures and review the underlying operating results including total cash costs net of by-product revenue, all-in costs and all-in sustaining costs with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses, nor do we have a proportionate legal interest in each financial statement line item. Our use of total cash costs net of by-product revenue, all-in costs and all-in sustaining costs on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the non-GAAP measures on a basis consistent with our internal and external segmental reporting.

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three years in the period ended 31 December 2019 is presented herein. See “Item 5A: Operating Results-Non-GAAP analysis”.

Discontinued Operations
On 12 February 2020, AngloGold Ashanti announced that it reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. The South African asset sale was assessed as a major geographical area of operations and part of a single co-ordinated plan to dispose of a major geographical area of operations and accordingly, it was classified as a discontinued operation.

The financial information contained herein for the years ended 31 December 2019, 2018 and 2017 has been restated to separate continuing operations from discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as a consequence of the classification of the sale of the South African producing assets and related liabilities as a discontinued operation.

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

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of among other factors, changes in economic, social and political and market conditions (including as a result of the COVID-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates (including as a result of the COVID-19 pandemic), the outcome of pending or future litigation proceedings and business and operational risk management and other factors as described in “Item 3D: Risk Factors” and elsewhere in this annual report (including as a result of the COVID-19 pandemic). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

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

All-in sustaining costs (AISC): During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on the “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. “All-in sustaining costs” is an extension of the existing “total cash cost” metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines, the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

Average gold price received per ounce: Average gold price received per ounce is the sum of proceeds from gold sales in the spot market and sales from Mine Waste Solution to Franco-Nevada Corporation at contracted prices, divided by gold sales in ounces.

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
Market spot gold price: The price of gold traded at any given moment on the Over-The-Counter(OTC) wholesale market of which the transaction will be settled in two business days’ time.
Non-sustaining capital expenditure: Capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.

Rated bonds: The $700 million 5.375 percent bonds due 2020, $300 million 6.5 percent bonds due 2040 and the $750 million 5.125 percent bonds due 2022.
Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania), Australia and the Americas (Argentina and Brazil).

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
Total cash costs (net of by-product revenue): Total cash costs net of by-product revenue include site costs for all mining, processing and administration and are inclusive of royalties and production taxes. Depreciation, depletion and amortisation, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs net of by-product revenue per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

Currencies

$, US$, USD, US dollars or dollar	United States dollars
ARS	Argentinean peso
A$, Australian dollars or AUD	Australian dollars
BRL	Brazilian real
€ or Euro	European Euro
GHS, cedi or Gh¢	Ghanaian cedi
TZS	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADR	American Depositary Receipt
ADS	American Depositary Share
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBBEE	Broad-Based Black Economic Empowerment
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
bn	Billion
CDI	Chess Depositary Interests
CHESS	Clearing House Electronic Settlement System
Companies Act	South African Companies Act, No. 71 of 2008, as amended
DRC	Democratic Republic of the Congo
ERP	Enterprise resource planning
Exchange Act	United States Securities Exchange Act of 1934, as amended
FVTOCI	Fair value through other comprehensive income
FVTPL	Fair value through profit or loss
G or g	Grams
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards as issued by the IASB
JIBAR	Johannesburg Interbank Agreed Rate
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	JSE Limited (Johannesburg Stock Exchange)
King III and IV	The King Report on Corporate Governance for South Africa
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Square kilometres
Koz	Thousand ounces
LIBOR	London Interbank Offer Rate
M or m	Metre or million, depending on the context
Mlbs	Million pounds
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition
SEC	United States Securities and Exchange Commission
Securities Act	United States Securities Act of 1933, as amended
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
TSF	Tailings storage facility
US/U.S./USA/United States	United States of America
XBRL	eXtensible Business Reporting Language

Note: Rounding of figures in this report may result in computational discrepancies.

PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended and as at 31 December 2019, 2018 and 2017 has been derived from, and should be read in conjunction with, the IFRS financial statements included under Item 18 of this annual report. The selected financial information for the years ended and as at 31 December 2016 and 2015 has been derived from the IFRS financial statements not included in this annual report.

	Year ended 31 December
	2019	2018	2017	2016 (1)	2015 (1)
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated income statement
Revenue from product sales	3,525	3,336	3,394	4,223	4,015
Cost of sales	(2,626)	(2,584)	(2,607)	(3,401)	(3,294)
Gain (loss) on non-hedge derivatives and other commodity contracts	5	(2)	—	19	(7)
Gross profit	904	750	787	841	714
Corporate administration, marketing and other expenses	(82)	(76)	(64)	(61)	(78)
Exploration and evaluation costs	(112)	(98)	(105)	(133)	(132)
Impairment, derecognition of assets and p/l on disposal	(6)	(7)	(2)	—	—
Other expenses (income)	(83)	(79)	(150)	—	—
Other operating expenses	—	—	—	(110)	(96)
Special items	—	—	—	(42)	(71)
Operating profit (loss)	621	490	466	495	337
Dividends received	—	2	—	—	—
Interest income	14	8	8	22	28
Foreign exchange losses	(12)	(9)	(11)	(88)	(17)
Finance costs and unwinding of obligations	(172)	(168)	(157)	(180)	(245)
Fair value adjustments	—	—	—	9	66
Share of associates and joint ventures’ profit (loss)	168	122	22	11	88
Profit (loss) before taxation	619	445	328	269	257
Taxation	(250)	(212)	(163)	(189)	(211)
Profit (loss) after taxation from continuing operations	369	233	165	80	46
Discontinued operations
Profit (loss) from discontinued operations	(376)	(83)	(336)		(116)
Profit (loss) for the year	(7)	150	(171)	80	(70)

Allocated as follows
Equity shareholders
- Continuing operations	364	216	145	63	31
- Discontinued operations	(376)	(83)	(336)	—	(116)
Non-controlling interests
- Continuing operations	5	17	20	17	15
	(7)	150	(171)	80	(70)

Basic earnings (loss) per ordinary share (U.S. cents)	(3)	32	(46)	15	(20)
Earnings (loss) per ordinary share from continuing operations	87	52	35	15	8
Earnings (loss) per ordinary share from discontinued operations	(90)	(20)	(81)	—	(28)

Diluted earnings (loss) per ordinary share (U.S. cents)	(3)	32	(46)	15	(20)
Earnings (loss) per ordinary share from continuing operations	87	52	35	15	8
Earnings (loss) per ordinary share from discontinued operations	(90)	(20)	(81)	—	(28)
Dividend per ordinary share (U.S. cents)	7	6	10	—	—

(1)
The selected financial information presented for the years ended 31 December 2016 and 2015 has not been reclassified for the changes in disclosure of "Special items" or restated to reflect the disposal of the South African assets and liabilities as a discontinued operation, as such financial information cannot be provided on a reclassified or restated basis without unreasonable effort and expense. The discontinued operation reported in 2015 related to the sale of Cripple Creek &Victor gold mine to Newmont Corp.

	As at 31 December
	2019	2018	2017	2016	2015
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated balance sheet data
ASSETS
Non-current assets
Tangible assets	2,592	3,381	3,742	4,111	4,058
Right of use assets	158	—	—	—	—
Intangible assets	123	123	138	145	161
Investments in associates and joint ventures	1,581	1,528	1,507	1,448	1,465
Other investments	76	141	131	125	91
Inventories	93	106	100	84	90
Trade, other receivables and other assets	122	102	67	34	13
Deferred taxation	105	—	4	4	1
Cash restricted for use	31	35	37	36	37
Other non-current assets	—	—	—	—	18
	4,881	5,416	5,726	5,987	5,934
Current assets
Other investments	10	6	7	5	1
Inventories	632	652	683	672	646
Trade, other receivables and other assets	250	209	222	255	196
Cash restricted for use	33	31	28	19	23
Cash and cash equivalents	456	329	205	215	484
	1,381	1,227	1,145	1,166	1,350
Assets held for sale	601	—	348	—	—
	1,982	1,227	1,493	1,166	1,350
Total assets	6,863	6,643	7,219	7,153	7,284
EQUITY AND LIABILITIES
Share capital and premium	7,199	7,171	7,134	7,108	7,066
Accumulated losses and other reserves	(4,559)	(4,519)	(4,471)	(4,393)	(4,636)
Shareholders’ equity	2,640	2,652	2,663	2,715	2,430
Non-controlling interests	36	42	41	39	37
Total equity	2,676	2,694	2,704	2,754	2,467
Non-current liabilities
Borrowings	1,299	1,911	2,230	2,144	2,637
Lease liabilities	126	—	—	—	—
Environmental rehabilitation and other provisions	697	827	942	877	847
Provision for pension and post-retirement benefits	100	100	122	118	107
Trade, other payables and provisions	15	3	3	4	5
Deferred taxation	241	315	363	496	514
	2,478	3,156	3,660	3,639	4,110
Current liabilities
Borrowings	734	139	38	34	100
Lease liabilities	45	—	—	—	—
Trade, other payables and provisions	586	594	638	615	516
Taxation	72	60	53	111	91
	1,437	793	729	760	707
Liabilities held for sale	272	—	126	—	—
	1,709	793	855	760	707
Total liabilities	4,187	3,949	4,515	4,399	4,817
Total equity and liabilities	6,863	6,643	7,219	7,153	7,284
Number of ordinary shares as adjusted to reflect changes in share capital	415,301,215	412,769,980	410,054,615	408,223,760	405,265,315
Share capital (exclusive of long-term debt and redeemable preference shares)	17	16	16	16	16
Net assets	2,676	2,694	2,704	2,754	2,467

Annual dividends

The table below sets forth the amounts of interim, final and total dividends declared in respect of the past five years in cents per ordinary share.

Year ended 31 December (1)	2019	2018	2017	2016	2015
South African cents per ordinary share	95	70	130	—	—

US cents per ordinary share(2)	7	6	10	—	—

(1)
Since 2017, the dividend policy allows the company's Board of Directors, at its discretion, to declare an annual dividend to be based on 10 percent of the free cash flow generated by the business, before growth capital expenditure, for that financial year.

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

The market price of gold has been and continues to be significantly volatile. During 2019, the market spot gold price traded from a low of $1,270.20 per ounce to a high of $1,552.35 per ounce, remaining well below a peak of $1,900 per ounce in September 2011. Between 1 January 2020 and 19 March 2020, the market spot gold price traded between a low of $1,469.80 per ounce and a high of $1,679.60 per ounce. On 19 March 2020 the afternoon price for gold on the London Bullion Market was $1,474.25 per ounce. In addition to protracted declines such as the one experienced from 2011 through 2015, the price of gold is also often subject to sharp, short-term changes. For example, the market spot gold price decreased from a high of $1,687.00 per ounce on 6 March 2020 to a low of $1,469.80 per ounce on 19 March 2020 in the midst of a wider market dislocation related to the COVID-19 pandemic and despite the alleged investor perception of gold as a relatively safe haven in periods of market volatility.

Any sharp or prolonged fluctuations in the price of gold can have a material adverse impact on the company’s profitability and financial condition.

In addition, any announcements or proposals by central banks, such as the U.S. Federal Reserve, or any of its board members or regional presidents or other similar officials in other major economies, may materially and adversely affect the price of gold and, as a result, AngloGold Ashanti’s financial condition and results of operations.

Events that affect the supply and demand of gold, such as government intervention, may have an impact on the price of gold. Demand for gold is also largely impacted by trends in China and India, which account for the highest gold consumption worldwide. Demand for gold may be particularly affected by government policies in these countries. For example, according to the World Gold Council, gold demand in China fell 38 percent in 2014 compared to 2013 and demand for gold bars and coins fell by 50 percent due in part to the Chinese government’s anti-corruption programme, which put limited pressure on demand for gold ornaments and so-called “gift bars”. These and similar policies in India, China or other large gold-importing countries could adversely affect demand for, and consequently prices of, gold and, as a result, may adversely affect AngloGold Ashanti’s financial condition and results of operations.

Furthermore, the shift in demand from physical gold to gold-related investments and speculative instruments may exacerbate the volatility of the gold price. For example, the Finance Ministry in India announced an offering of sovereign gold bonds as an alternative to the purchase of physical gold in March 2015 and conducted several follow-on offerings in 2016. This and other policies of the Indian government contributed to a 22 percent decline in gold jewellery demand in India between 2015 and 2016. Slower consumption of physical gold in India, resulting from a move toward gold-tracking investments or otherwise, may have an adverse impact on global demand for, and prices of, gold.

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-term strategic decisions.  Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A further sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment.  Mines with marginal headroom may be subject to decreases in value that are not temporary, which may result in impairment losses. See “-Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant”. The market value of gold inventory may be reduced, and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold.  The use of lower gold prices in Ore Reserve estimates and life of mine plans could also result in material impairments of the company’s investment in mining properties or a reduction in its Ore Reserve estimates and corresponding restatements of its Ore Reserve and increased amortisation, reclamation and closure charges.

The price of silver has also experienced significant fluctuations in past years.  During 2019, the price varied between a low of $14.35 per ounce and a high of $19.57 per ounce. On 19 March 2020, the price of silver was $12.11 per ounce.

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

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results.  For example, based on average exchange rates received in 2019, the company estimates that a one percent strengthening of all of the South African rand, Brazilian real, the Argentinian peso or the Australian dollar against the U.S. dollar will, other factors remaining equal, result in an increase in cost of sales and total cash costs per ounce of approximately $17 million and $4 per ounce, respectively.

From time to time, AngloGold Ashanti may implement currency hedges.  Such hedging strategies may not be successful, and any of AngloGold Ashanti unhedged exchange payments will continue to be subject to market fluctuations.

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

The price of oil has fluctuated between $54 and $61 per barrel of Brent Crude in 2019. As of 19 March 2020, the price of oil was at $24.43 per barrel of Brent Crude.

AngloGold Ashanti estimates that for each U.S. dollar per barrel rise or fall in the oil price, other factors remaining equal, cost of sales and total cash costs per ounce of all its operations change by approximately $2 million and $0.6 per ounce, respectively. The cost of sales and total cash costs per ounce of certain of the company’s mines, particularly Siguiri, Geita, Tropicana and Iduapriem are most sensitive to changes in the price of oil. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction of new levies.

Furthermore, the price of steel has also been volatile.  Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine.  For example, in 2016 the price of flat hot rolled coil (North American Domestic FOB) steel traded between $379 per tonne as of 1 January 2016 and $630 per tonne as of 29 June 2016. On 19 March 2020, the price of flat hot rolled coil (North American Domestic FOB) was $492.62 per tonne.

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

In the past decade, Eskom introduced on several occasions a schedule of rolling blackouts, or “load shedding”. For example, at the end of 2018, Eskom was forced to implement load shedding due to a combination of factors including plant breakdowns and urgent plant maintenance. A high degree of load shedding has been continuous ever since, including in early 2020. Furthermore, Eskom carries a significant amount of debt and, while it has been seeking ways to reduce its liabilities, its financial situation remains precarious. These operational and financial issues at Eskom may have a materially adverse impact on the company’s South African operations.

There can be no assurance as to the existence or nature of any government intervention with respect to tariff increases in the future. Other difficulties at Eskom, relating to a large financial deficit, may result in additional tariff increases. As energy represents a large proportion of the company's operating costs in South Africa, tariff increases have had, and any future increases will have, a materially adverse impact on the cost of sales and total cash costs per ounce of the company's South African operations.

In Ghana and Brazil, the company has also identified a risk of energy shortages. The company’s mining operations in Ghana depend on hydro and thermal power supplied by a state-controlled national grid operator. In 2014, the company experienced extended power interruptions in Ghana. Although the situation has improved since then, the grid is still subject to disturbances and voltage fluctuations during periods of limited electricity availability, which can damage equipment. In Brazil, a two-year drought in 2014 and 2015 adversely affected hydro-electrical power generation. Similar water shortages in the future could have an adverse impact on AngloGold Ashanti’s operations in Brazil.

Certain of our mining operations depend on supplies of fuel delivered by road which have been disrupted in the past and may be disrupted again in the future. Any such disruptions could negatively impact operating costs and cashflows from these operations.

Global economic conditions could adversely affect the profitability of operations.

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. Despite signs of economic recovery in certain geographic markets, global economic conditions remain fragile with significant uncertainty regarding recovery prospects, levels of recovery and long-term economic growth effects. Concerns remain regarding the sustainability and future of both the European Monetary Union and its common currency, the Euro, and the European Union (EU), in their current form, particularly following the withdrawal of the United Kingdom from the EU on 31 January 2020 and the uncertainty around any subsequent negotiations and the resulting terms of any new economic and security relationship, including trade arrangements, between the EU and the United Kingdom. Concerns also exist regarding the negative impacts of the downgrade of the sovereign credit rating of the Republic of South Africa in recent years.

Concerns remain regarding South Africa’s credit rating. The country has been assigned BB (negative outlook), Baa3 (negative outlook) and BB+ (negative outlook) status by S&P Global, Moody’s and Fitch, respectively. See “-Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing”.

These conditions and other disruptions to international credit markets and financial systems caused a loss of investor confidence and resulted in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Any economic recovery may remain limited in geographic scope. A significant risk also remains that this recovery could be slow or that the global economy could quickly fall back into an even deeper and longer lasting recession or even a depression. In 2014 and 2015, the credit ratings of some of the largest South African banks were downgraded by major credit rating agencies. Any significant weakening of the South African banking system could have a negative effect on the overall South African economy including the results of the company's South African operations.

Global economic turmoil, or the expectation that economic turmoil could worsen, could have follow-on effects on AngloGold Ashanti’s business that include inflationary cost pressures, interest rate fluctuations and commodity market fluctuations. The COVID-19 pandemic has resulted in a sharp decline in global financial markets and a significant decrease in global economic activity, which may have a material adverse effect on worldwide demand for gold and may also materially adversely affect the profitability of our operations or our financial condition. See also “-The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti”.

Other factors that could negatively affect AngloGold Ashanti’s financial results and results of operations include, for example:

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

Many of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods. It is possible that significantly higher future inflation in the countries in which the company operates may result in an increase in operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the U.S. dollar or an increase in the U.S. dollar price of gold). This could have a material adverse effect on the company’s results of operations and financial condition. Significantly higher and sustained inflation, with a consequent increase in operational costs, could result in the rationalisation (including closure) of higher cost mines or projects. Furthermore, when inflation reaches highly inflationary levels in a country in which the company operates, social unrest and union activity may increase, which in turn may have an adverse effect on AngloGold Ashanti’s operational costs and results of operation in that country.

Of particular concern is the inflation rate in Argentina which increased from an average of ten percent in 2012 to 40.5 percent in 2016. Inflation in Argentina was recorded at 24.8 percent in 2017 and rose to 47.6 percent in 2018, and 53.8 percent in 2019. Hyper-inflationary reporting will be reflected in the financial statements of our local subsidiaries. However, hyper-inflationary movements are not reflected in the group’s consolidated financial statements as our local Argentinian subsidiary is deemed to have a U.S. dollar functional currency.

Mining companies are subject to many risks related to the development of mining projects that may adversely affect the company’s results of operations and profitability.

Development of AngloGold Ashanti’s mining projects may be subject to unexpected problems and delays that could impact the company’s ability to develop or operate the relevant project as planned or increase the costs of such relevant project. In addition, a decrease in budgets relating to current or medium-term exploration and development could increase the company's development and operating costs in the long-term.

Some of the risks inherent in the development and construction of a new mine or the extension of an existing mine include:

•	timing and cost of construction of mining and processing facilities, which can be considerable;

•	availability and cost of mining and processing equipment;

•	availability and cost of skilled labour, power, water and transportation;

•	availability and cost of appropriate smelting and refining arrangements;

•	applicable requirements under national and municipal laws and time needed to obtain the necessary environmental and other governmental permits and approvals; and

•	availability of funds to finance construction, development and environmental rehabilitation activities.

The remote location of many mining properties, delays in obtaining necessary permits and approvals, as well as third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction.

For example, AngloGold Ashanti may prove unable to successfully develop the La Colosa and Gramalote projects, or the Nuevo Chaquiro deposit that is part of the Quebradona project in Colombia, as well as other potential exploration sites due to, for example, social and community opposition, litigation and governmental regulatory or administrative proceedings, the classification of land covered by mining titles as an environmentally-protected area, ore body grades, the inability of any such project to meet AngloGold Ashanti’s investment hurdle rate, and delays that could result in the expiry of permits. See “-Mining companies are subject to extensive environmental, health and safety laws and regulations” and “Item 8A: Legal Proceedings-Colombia”.

Accordingly, AngloGold Ashanti’s future development activities may not result in the expansion or replacement of current production, or one or more new production sites or facilities may not be developed as planned or may be less profitable than anticipated or even be loss-making. A failure in the company’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively impact its results of operations, as well as its financial condition and prospects.

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

Once mineralisation is discovered, it may take several years to determine whether an adequate Ore Reserve exists, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including:

•	future prices of metals and other commodities;

•	future foreign currency exchange rates;

•	the required return on investment as based on the cost and availability of capital; and

•	applicable regulatory requirements, including those relating to environmental or health and safety matters.

Feasibility studies also include activities to estimate the anticipated:

•	tonnages, grades and metallurgical characteristics of the ore to be mined and processed;

•	recovery rates of gold and other metals from the ore; and

•	capital expenditure and cash operating costs.

These estimates depend on assumptions made based on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available sampling results. For example, following completion of enhanced prefeasibility studies, AngloGold Ashanti announced the maiden Ore Reserve for the Quebradona project in February 2019. No assurance can be given that Ore Reserve estimates or other estimates are accurate or that the indicated levels of gold, copper or other mineral will be produced. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Ore Reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortisation rates, asset carrying amounts and/or estimates for closure, restoration and environmental rehabilitation costs.

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

Mining is inherently hazardous, and mining companies are subject to the risk of disruptions to their operations, which may adversely impact cash flows and overall profitability.

Gold mining operations are subject to risks of events that may adversely impact a mining company’s ability to produce gold and meet production and cost targets. These events include, but are not limited to:

•	accidents or incidents, including due to human error, during exploration, production, drilling, blasting or transportation resulting in injury, loss of life or damage to equipment or infrastructure;

•	air, land and water pollution;

•	social or community disputes or interventions;

•	security incidents, including the activities of artisanal or illegal miners;

•	surface or underground fires or explosions;

•	labour force disputes and disruptions;

•	loss of information integrity or data;

•	shortages in material and equipment;

•	mechanical failure or breakdowns and ageing infrastructure;

•	failure of unproven or evolving technologies;

•	energy and electrical power supply interruptions or rationing;

•	unusual or unexpected geological formations, ground conditions, including lack of mineable face length and ore-pass blockages;

•	water ingress and flooding of mine shafts;

•	process water shortages;

•	metallurgical conditions and gold recovery;

•	unexpected decline of ore grade;

•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;

•	fall-of-ground accidents in underground operations;

•	cave-ins, sinkholes, subsidence, rock falls, rock bursts or landslides;

•	failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings dam walls;

•	safety-related stoppages;

•	gold bullion or concentrate theft;

•	corruption and fraud;

•	allegations of human rights abuses;

•	seismic activity; and

•	other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

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

Seismic activity may also cause a loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental pollution and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in South Africa, Mponeng experienced during 2019 a production loss of approximately 5,700m2 due to rock burst damages and other internal seismic procedural stoppages. Furthermore, on 5 March 2020, a seismic event at Mponeng resulted in three fatalities and, on 16 March 2020, another fatality occurred as the result of a tramming accident. As a result, operations in the affected areas at Mponeng have been suspended pending the outcome of investigations relating to such events.

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

AngloGold Ashanti has operations or potential development projects in countries where government-provided infrastructure may be inadequate and regulatory regimes for access to infrastructure may be uncertain, which could adversely impact the efficient operation and expansion of its business. AngloGold Ashanti may not secure and maintain access to adequate infrastructure in the future, or it may not do so on reasonable terms which may adversely affect AngloGold Ashanti’s business, results of operations and financial condition.

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

Further, industry consolidation may lead to increased competition and may harm AngloGold Ashanti’s operating results. A number of transactions have recently been completed in the gold mining industry. In this regard, some of AngloGold Ashanti’s competitors have made acquisitions or entered into business combinations, joint ventures, partnerships or other strategic relationships. For example, Barrick Gold Corporation completed its merger with Randgold Resources Limited in January 2019 and Newmont Corporation (formerly Newmont Mining Corporation) completed its business combination with Goldcorp Inc. Similar consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving AngloGold Ashanti’s competitors may benefit from greater economies of scale, significantly larger asset bases and broader differentiation of mining assets in respect of geographies and commodities than AngloGold Ashanti. In addition, following such transactions certain of AngloGold Ashanti’s competitors may decide to sell specific mining assets increasing the availability of such assets in the market.

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

Mining companies are increasingly expected to operate in a sustainable manner and to provide benefits to affected communities. Failure to do so can result in legal suits, additional costs to address social or environmental impacts of operations, investor divestment and loss of “social licence to operate”, and could adversely impact AngloGold Ashanti's financial condition.

As a result of public concern about the perceived ill effects of economic globalisation and resource extraction activities, businesses in general and large multinational mining corporations in particular face increasing public scrutiny of their activities. The cost of measures and other issues relating to the sustainable development of mining operations could place significant demands on personnel resources, could increase capital and operating costs and could have an adverse impact on AngloGold Ashanti’s reputation, results of operations and financial condition.

These businesses are under pressure to demonstrate that whilst they seek a satisfactory return on investment for shareholders, human rights are respected and other social partners, including employees, host communities and more broadly, the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have, or have, a high impact on their social and physical environment. Social media and other web-based tools to share user-generated content further increases the potential scope and force of public scrutiny. Adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal.

Mining operations are often located at or near existing towns and villages, natural waterways and other infrastructure or natural resources. As the impacts of dust generation, waste storage, water pollution or water shortages may be directly adverse to those communities, poor environmental management practices, or, in particular, adverse changes in the supply or quality of water, can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, following a 2017 popular consultation in the Colombian municipality of Cajamarca in the Tolima department, which hosts the company’s La Colosa exploration site, AngloGold Ashanti’s management has suspended much of the current fieldwork around the project until the related environmental permits are granted and there is more certainty about mining activity in Colombia. Similarly, in the Colombian town of Piedras in the Tolima department, which is not located in the immediate vicinity of the La Colosa exploration site, AngloGold Ashanti is also contesting a 2013 popular consultation which attempted to ban all mining activities in the area. See “Item 8A: Legal Proceedings-Colombia”. If AngloGold Ashanti is unsuccessful in challenging these popular consultations, there could be an adverse impact on AngloGold Ashanti’s reputation, its ability to develop its mining concessions, and its results of operations and financial condition.

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

Disputes with surrounding communities may also affect mining operations, particularly where they result in restrictions of access to supplies and to mining operations. The miners’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land and land use is of critical importance to the company for exploration and mining, as well as for ancillary infrastructure. In some cases, AngloGold Ashanti has had difficulty gaining access to new land because of perceived poor community compensation practices. For example, compensation remains a significant area of concern at Siguiri in Guinea. Delays in projects as well as increased costs attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to production.

Mining companies are subject to extensive environmental, health and safety laws and regulations.

AngloGold Ashanti’s operations are subject to extensive environmental, health and safety laws and regulations in the various jurisdictions in which it operates. These regulations, as well as international standards for the industry, establish limits and conditions on the company’s ability to conduct its operations and govern, amongst other things, extraction, use and conservation of water resources; air emissions (including dust control); water treatment and discharge; regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; safety and health of employees and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings.

The cost of compliance with environmental, health and safety laws and regulations is expected to continue to be significant to AngloGold Ashanti. From time to time, new or updated laws, regulations and standards are introduced and may be more stringent than those to which AngloGold Ashanti is currently subject. Should compliance with these laws, regulations and standards require a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any incident or failure to comply with applicable regulations, the company’s results of operations and financial condition could be adversely affected. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental, health and safety laws and regulations or the terms of AngloGold Ashanti’s permits.

In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents. Certain of the company’s operations have been temporarily suspended for safety reasons in the past. In South Africa, so-called “Section 54 safety stoppages” have become a significant issue as an enforcement mechanism used by the Department of Mineral Resources and Energy Mining Inspectorate whose inspectors routinely issue such notices. For example, in 2019, 8 notices were issued that had a material adverse impact on production at the company’s mines. Section 54 safety stoppages resulted in the estimated direct loss of 11,324, 4,680 and 1,226 ounces of gold production from the South African region operations during 2017, 2018 and 2019, respectively. In March 2020, operations in certain areas at Mponeng have been suspended pending the outcome of investigations in connection with three fatalities caused by a seismic event and one fatality due to a tramming accident.

AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement action for non-compliance with health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.

Failure to comply with applicable environmental, health and safety laws and regulations may also result in the suspension or revocation of operating permits. AngloGold Ashanti’s ability to obtain and maintain permits and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities.

For example, in Colombia, various plaintiffs, including governmental authorities and various associations that represent local communities, brought legal proceedings against AngloGold Ashanti Colombia S.A. (AGAC) alleging that AGAC violated applicable environmental laws in connection with the La Colosa project. In one instance, the Colombian Department of the Environment, Housing and Territorial Development (DoE) issued a fine of $70,000 against the company. Although the amount of the fine is not significant, the repeated or continuous breach of such applicable environmental laws, among other grounds, could be used as the basis for legal action by the Colombian government that could prohibit AGAC from doing business with the Colombian government for a period of five years. In such circumstances, AGAC’s three core concession contracts relating to the La Colosa project could be cancelled depending on the severity of the violations. As a result, AGAC could be required to abandon the La Colosa project and its other existing mining concession contracts as well as any pending proposals for new mining concession contracts of AGAC. However, this would not affect those of other companies of the AngloGold Ashanti group operating in Colombia. Separately, as part of the La Colosa class action lawsuit, Tolima’s Administrative Court ordered in October 2016 that a technical study be prepared to determine whether the La Colosa project presents a “threat” to the environment during its exploration phase. In December 2017, Ibagué's Third Administrative Court ordered that another similar technical study be prepared for the La Colosa project. AGAC appealed these orders and the matter is currently pending before the Council of State of Colombia (the highest court for administrative matters). See “Item 8A: Legal Proceedings-Colombia”.

Environmental impacts arising in connection with AngloGold Ashanti's operations could lead to the imposition of legal obligations, including the remediation of environmental contamination, claims for property damage and personal injury from adjacent communities and restrictions on mining operations. For example, brief gold processing stoppages after environmental incidents, such as pipeline failures or deficiencies in water management systems, have occurred previously at AngloGold Ashanti's operations. In addition, closure of a mine could trigger or accelerate obligations, including to conduct environmental rehabilitation activities and/or to address historical impacts on environmental quality in the area surrounding the mine. Costs incurred by the company in excess of AngloGold Ashanti’s existing provisions for such matters, or on a more accelerated or compressed timeline than currently anticipated, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Environmental laws and regulations are continually changing and are generally becoming more stringent. Changes to AngloGold Ashanti’s environmental compliance obligations or operating requirements could adversely affect the company’s operations, rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase AngloGold Ashanti’s expenses and provisions. These expenses and provisions could adversely affect the company’s results of operations and financial condition.

For example, the use of hazardous materials in metallurgical processing remains under continued scrutiny. As there are few, if any, effective substitutes in extracting gold from the ore, any ban or material restrictions on the use of such materials in mining operations in the jurisdictions where AngloGold Ashanti conducts its operations could adversely affect the company’s results of operations and financial condition. In addition, leaks or discharges of hazardous materials could result in liabilities for clean-up or personal injury that may not be covered by insurance.

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits that govern usage and require, amongst other things, that mining operations maintain certain water quality upon discharge. Water quality and usage are areas of concern globally, such as with respect to the company’s mining operations in Ghana and South Africa and its exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure by the company to secure access to suitable water supplies or achieve and maintain compliance with applicable requirements of the permits or licenses, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by the company to comply with water contamination rehabilitation directives may result in further, more stringent, directives being issued against the company, which may, in some cases, result in a temporary or partial shutdown of some of the company’s operations.

Mining and mineral processing operations generate waste rock and tailings. The impact of dust generation, breach, leak, or other failure of a waste rock or tailings storage facility (TSF), including any associated dam, can be significant. An incident at AngloGold Ashanti’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs. See “Item 4B: Business Overview-Environmental, Health and Safety Matters”.

For example, a TSF at the Córrego do Feijão iron ore mine owned by Vale at Brumadinho in the state of Minas Gerais in Brazil burst in January 2019. Tailings reached the mine’s administrative area and part of the local community, reportedly resulting in death or injury to hundreds of people. As a result of this incident, environmental licensing processes in Brazil for mining companies have become more difficult, especially those involving TSFs. Since this incident, the Brazilian authorities have been considering, and in some cases have adopted, stricter laws and regulations applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs in Brazil. It is expected that there will be further changes in federal and state legislation and regulation, as well as much more intense scrutiny and control of, as well as cost increases associated with inspecting, maintaining and constructing TSFs. Certain types of TSFs may be prohibited, and any such prohibitions may result in operational disruptions until alternate facilities can be constructed or existing facilities can be reinforced. In addition, it is believed that communities will increasingly seek engagement and information with respect to the adequacy of the safety measures in place to protect them from TSF-related incidents. For example, the National Congress is currently considering Federal Bill No. 550/2019, which, among other measures, contains specific requirements in respect of the decharacterization (descaracterização) and decommissioning of TSFs, including the removal of tailings material from existing and future TSFs. If adopted in its current form, the bill may cause a significant increase in provisions for decharacterization, decommissioning and closure, may result in additional operating or capital costs for the company and could potentially have an adverse impact on production levels at the affected operations over the next 24 months. The mining sector is liaising with the legislative authorities and other stakeholders in an effort to introduce amendments to this proposed bill which would mitigate some of the concerns identified by the mining industry, in particular, regarding the requirement to remove tailings material from decommissioned TSFs. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine-Americas-Brazil”. Furthermore, at the federal level, the Brazilian National Mining Agency (ANM) issued Resolution No. 13/19 in August 2019 prohibiting the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil. ANM Resolution No. 13/19 further requires the deactivation of TSFs constructed or heightened upstream or by an “unknown” method by 15 September 2021 as well as the decommissioning of such TSFs by 15 August 2022 to 15 September 2027 (depending on the capacity volume). As a result, the Serra Grande mine in the state of Goiás is in the process of reinforcing the dam walls of its upstream TSF in advance of its expected deactivation by 15 September 2021. Additionally, public prosecutors have been pursuing an active role in the enforcement of new state and federal laws and regulations by way of legal action against several mining companies to compel compliance with these new rules. The company’s Brazilian subsidiaries are currently involved in such lawsuits in the state of Goiás in respect of the Serra Grande tailings dam and in the state of Minas Gerais in relation to the Cuiabá tailings dam. The outcome of these lawsuits cannot be predicted but, if resolved adversely to the company, may oblige the company to accelerate the decommissioning of the Serra Grande tailings dam, including possibly the complete removal of tailings material, by 15 September 2022 and could result in the suspension of the company’s operational permit for the Cuiabá tailings dam. As a result, such adverse judgments may result in additional and accelerated operating or capital costs for the company, including costs exceeding the company’s current provisions for decommissioning these sites, and could have an adverse impact on the company’s production levels at the affected operations over the next 24 months, all of which may adversely affect the company’s financial condition and results of operations. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine-Americas-Brazil” and “Item 8A: Legal Proceedings-Brazil”.

Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the impacted areas. Estimates of the total ultimate closure, reclamation and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing infrastructure and facilities design and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations. For example, in South Africa, regulations require mining companies to make financial provisions for rehabilitation for at least 10 years. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

AngloGold Ashanti’s provisions for decommissioning and for restoration (excluding joint ventures, but including liabilities related to assets held for sale) totalled $724 million in 2017, $637 million in 2018 and $730 million in 2019. Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information based on our commitments in terms of environmental legislation or agreements with government. Estimates notably relate to discount rates, which may vary due to changes in global economic assumptions, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities). As such, estimates may be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows. Further, sudden changes in a life of mine plan or the accelerated closure of a mine may give rise to the recognition of additional liabilities that are not anticipated.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. As a result of commitments made at the UN Climate Change Conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (Paris Agreement). The Paris Agreement, which came into force on 4 November 2016, requires developed countries to set targets for emissions reductions. Additional measures addressing GHG emissions may be implemented at national or international levels in various countries.

For example, in South Africa, the Carbon Tax Act, No. 15 of 2019, imposing a tax on carbon dioxide equivalent of GHG emissions, took effect on 1 June 2019. The tax will be implemented in a phased manner, taking into account South Africa’s Nationally Determined Contributions (NDCs) commitment under the Paris Agreement to reduce greenhouse gas emissions. The first phase, which runs from June 2019 to December 2022, imposed a tax of ZAR120/ton carbon dioxide equivalent (CO2-e) of direct GHG emissions, which will increase by CPI plus two percent up to 2022 and in line with inflation thereafter. As this first phase is designed to be revenue-neutral in terms of its aggregated impact, a system of rebates is in place effectively reducing the actual rate to be in a range of ZAR6/ton to ZAR48/ton. See also “Item 4B: Business Overview-Environmental, Health and Safety Matters”.

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

Other countries, including Australia and Brazil, have passed or are considering GHG trading or tax schemes and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined. See also “Item 4B: Business Overview-Environmental, Health and Safety Matters”.

In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates or patterns, rising sea levels, reduced process water availability, higher temperatures and extreme weather events. Such events or conditions, including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the company’s workforce and on the communities around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease, all of which could have a material adverse effect on the company’s results of operations and financial condition.

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

Any such legislation and standards may result in significant costs to ensure and demonstrate compliance (particularly where standards change rapidly or lack certainty due to court challenges) and may complicate the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to “scrap” or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold. As a result of the uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a “conflict mineral” may be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti’s results of operations and financial condition.

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

Individually, AngloGold Ashanti and other mining companies have limited influence over manufacturers and suppliers of these items. In certain cases, there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the company. The company could at times face limited supply or increased lead time in the delivery of such items.

The company’s procurement policy is to source mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards, but risks remain around the management of ethical supply chains. In certain locations, where a limited number of suppliers meet these standards, additional strain is placed on the supply chain, thereby increasing the cost of supply and delivery times.

Furthermore, supply chains and rates can be impacted by natural disasters, such as earthquakes, extreme weather patterns and climate change, as well as other phenomena that include unrest, strikes, theft and fires. For example, a three-week transport strike in 2012 delayed the supply of consumables in South Africa and in February 2013, a fire destroyed the heavy mining equipment stock of spares and components at the Geita gold mine. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, the company might have to suspend some of its operations and its results of operations and financial condition could be adversely impacted.

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

Similarly, an outbreak of infectious diseases, a pandemic or other public health threat, such as the recent outbreak of the SARS-CoV-2 virus responsible for COVID-19, or a fear of any of the foregoing, could adversely impact our operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures). For example, the both the Argentinian and South African governments have recently imposed significant restrictions on the movement of goods, services and persons, including a nationwide lockdown of businesses and its citizens (quarantine).In Brazil, the State of Goiás has also imposed similar restrictions. Such disruptions and other manufacturing and logistical restraints could result in extended lead times in supply and distribution networks, as well as the exercise of force majeure measures, the impacts of which could eventually result in stoppage of mining operations. In addition, restrictions in travel and border access may impact the company’s ability to source and transport goods and services required to operate mines and to transport gold doré to refineries. AngloGold Ashanti cannot guarantee that its crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by a future Ebola, COVID-19 or other epidemic outbreak or that there would be no related consequences, such as severe food shortages and social impact. Epidemic-related export restrictions (including as a result of government regulation and prevention measures) could similarly adversely impact the company’s financial condition and results of operations.

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

AngloGold Ashanti’s operations must comply with the U.S. Foreign Corrupt Practices Act and similar anti-corruption and anti-bribery laws of the jurisdictions in which AngloGold Ashanti operates. There has been a substantial increase in the global enforcement of these laws and an increased focus on the actions of mining companies. Any violation of such laws could result in significant criminal or civil sanctions. Conversely, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Since the company operates globally in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks, its governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance or customary practices.

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

The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software, attempts to gain unauthorised access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of AngloGold Ashanti’s systems and networks or financial losses from remedial actions. For example, in early 2020, there was an unsuccessful cybersecurity attack (“brute-force” attack) attempting to breach the company’s email servers. No breach was recorded.

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

For example, the failure to comply with the General Data Protection Regulation (GDPR) may lead to a fine of up to four percent of a company’s worldwide turnover or up to €20 million. Also, the GDPR has a scope that extends beyond the borders of the EU and does not only affect EU operations.

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

Attacks on mining companies (for example, attacks targeting gold rooms where smelted gold bars are stored before being transported to other facilities) have also been occurring over the last couple of years, especially in Brazil and South Africa, and the risk of future attacks remains a threat and could adversely affect the company’s activities.

Intrusions onto the company’s tenement and operational areas, including artisanal and illegal mining-related activities in particular, continue to be a challenge.  The most significant security challenges remain in Tanzania, Guinea, Mali and Ghana, in areas where there is endemic poverty, high levels of unemployment and an increased level of organisation and funding of criminal activity. See “-Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability”. If the security environment surrounding the company’s operations that are most exposed to these challenges deteriorates, employee, third-party and community member injuries and fatalities could also increase.  Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition.

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

In addition, infectious diseases are also a threat to the stability of some of the countries in which the company operates, where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively, in particular prolonged or sustained outbreaks.  For example, during August 2014, cases of the Ebola virus were reported in Siguiri, which is located near AngloGold Ashanti’s Siguiri mine in Guinea.  The company implemented certain restrictions on travel to and from the Siguiri mine as a precaution. As the Ebola virus caused significant disruptions in the company’s exploration activities, particularly relating to field mapping and geophysics, AngloGold Ashanti also suspended its brownfields work programme and greenfields field work in the middle of 2014. The DRC also experienced an outbreak of the Ebola virus in 2018, which is being monitored continuously.

Similarly, the company operates mines in countries that have confirmed cases of COVID-19 and resulting death. In some countries, national or state governments have declared a state of emergency empowering such governments to take actions or impose restrictions to contain the virus that otherwise would not be permitted under the applicable legal and regulatory framework. Governments have also imposed certain restrictions on travel or business activities as precautionary measures, including nationwide lockdowns (quarantine), which may disrupt the company’s activities and operations and even lead to a full or partial shutdown of the company’s mining operations in those countries. For example, on 21 March 2020, following the Argentinian government’s decision to impose a nationwide lockdown (quarantine), including travel restrictions, border closings and shutdown of most industries, until 31 March 2020, Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities. Similarly, on 23 March 2020, the South African government announced a 21-day nationwide lockdown, effective from midnight on 26 March 2020, resulting in the temporary suspension of mining activities of the company’s South African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste Solutions and Surface Operations.On 26 March 2020, in Brazil, the State of Goiás extended a set of restrictions on the operation of non‐essential business, which are set to run through 4 April 2020, to include mining, resulting in the temporary suspension of mining activities at our Serra Grande operations. In these countries, the suspension of mining activities will continue for the period during which the respective restrictions remain in force. Any such emergency governmental action may have a material adverse effect on the company’s operating and financial results, which may result in a negative impact on the company’s cashflows, funding requirements and overall liquidity. In addition to governmental measures, the company may also consider additional safety measures which may further the negative impacts on its operations or its exploration projects in countries that may be affected by infectious diseases, such as Ebola or COVID-19.

AngloGold Ashanti’s mineral deposits, Ore Reserve, and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

Past experience demonstrates that political, tax and economic laws and policies in countries in which AngloGold Ashanti operates can change rapidly. Examples include the 2012 coup d’état and subsequent fighting in Mali, the foreign currency regulations that were imposed from 2011 to 2015 and since September 2019 in Argentina and the ban on gold ore exports announced by the Tanzanian government in March 2017. As mining assets are fixed, the adverse impacts of such changes may be unavoidable and immediate.

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

For example, in July 2017, the government of Tanzania enacted new legislation which purports to make a number of changes to the operating environment for Tanzania’s extractive industries, including its mining sector. These changes include, among other things, the right for the government of Tanzania to renegotiate existing mining development agreements at its discretion and the provision to the government of Tanzania of a non-dilutable, free-carried interest of no less than 16 percent in all mining projects. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine Continental Africa-Tanzania”. Any future amendments to the mining codes of the countries in which AngloGold Ashanti operates or attempts to renegotiate the company's existing mining conventions in such countries could have further adverse effects on the company’s financial condition and results of operations.

Another example were the amendments to the fiscal mining regime in Ghana introduced in 2012 by the government of Ghana which, among other things, increased the corporate taxation and royalty rates. In this regard, AngloGold Ashanti (Ghana) Limited negotiated in relation to the Obuasi mine a new development agreement (Obuasi DA) and tax concession agreement (Obuasi TCA) with the government of Ghana. As a result of the parliamentary ratification of the Obuasi DA and Obuasi TCA in June 2018, the 2004 Ghana Stability Agreement ceased to apply to the Obuasi mine but continued to apply to the Iduapriem mine until it expired in April 2019. Relevant engagements are currently ongoing between AngloGold Ashanti (Iduapriem) Limited with the government of Ghana to obtain a new stability agreement for the Iduapriem mine. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine-Continental Africa-Ghana”. Any future amendments to the Ghanaian mining regime, negotiation of new stability agreements, or attempts or failures to renegotiate existing stability agreements on the same favourable conditions or at all may have a material adverse effect on the company’s results of operations or financial condition.

In Brazil, for instance, as a result of the Vale tailings dams failure at Brumadinho in the state of Minas Gerais in January 2019, the Brazilian authorities have been considering, and in some cases have adopted, stricter laws and regulations applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs in Brazil. For example, the federal government is undertaking action to review relevant mining legislation and has been proposing several bills in this field, including Federal Bill No. 550 which, in its current form, among other measures, contains specific requirements in respect of the decharacterization (descaracterização) and decommissioning of TSFs, including the removal of tailings material from existing and future TSFs. The mining sector is liaising with the legislative authorities and other stakeholders in an effort to introduce amendments to this proposed bill which would mitigate some of the concerns identified by the mining industry, in particular, regarding the requirement to remove tailings material from decommissioned TSFs. See “-Mining companies are subject to extensive environmental, health and safety laws and regulations” and “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine-Americas-Brazil”. Any amendments to existing legislation in Brazil may cause a significant increase in provisions for decharacterization, decommissioning and closure, may result in additional operating or capital costs for the company and could potentially have an adverse impact on production levels at the affected operations over the next 24 months, all of which may adversely affect the company’s financial condition and results of operations.

In addition, some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing social and political instability as well as economic uncertainty. In these countries, there is a risk that political influence may delay or hinder strategic imperatives for cost rationalisation especially in the areas of procurement and labour reductions. In addition, allegations of corruption in Brazil, the DRC, South Africa and Guinea against top political and industry leaders have increased political instability and distrust. Efforts at political and economic reforms in Brazil and such other countries may lead to increased instability. Furthermore, general elections in the countries in which AngloGold Ashanti operates may be accompanied by social, political and economic uncertainty and instability. The high levels of unemployment, poverty and inequality remain in each of these countries, further increasing the risk of social instability that will continue to negatively impact their economies, business and the mining industry.

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

In Guinea, Mali, DRC and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. For example, AngloGold Ashanti calculates that overdue recoverable value added tax, fuel duties and appeal deposits of $196 million are owed to AngloGold Ashanti at the end of 2019 and held by the Tanzanian government and it is not certain when, if ever, AngloGold Ashanti will be refunded this amount. Similarly, it is not certain when or whether AngloGold Ashanti will be refunded all amounts due from any other government.

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

Additionally, from 2011 to 2015, the Argentinian government introduced stricter exchange controls and related protracted approval processes which limited the company’s ability to repatriate dividends from its Argentinian subsidiaries. In September 2018, export duties were re-imposed by the Argentinian government set at 12 percent with a cap so that it does not exceed the amount of ARS 4 pesos per U.S. dollar exported. In September 2019, the Argentinian government re-established foreign exchange and export controls. Increased royalties, increased socio-politically tensions and hyper-inflation over the past few years have greatly increased the country risk which in turn has lowered the potential future earnings of the company's investment in Cerro Vanguardia S.A. (CVSA). Political uncertainty following the 2019 presidential elections further exacerbates the risk. The economic contraction for 2019 ended at eight percent and a further recession is expected in 2020.

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

Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see “-Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge” and “-AngloGold Ashanti’s mineral deposits, Ore Reserve, and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

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

In South Africa, AngloGold Ashanti’s mining rights may be suspended or cancelled by the South African Minister of Mineral Resources and Energy, and the company may be unable to obtain new mining rights if it breaches its obligations under the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (MPRDA). In particular, South Africa’s changing Black Economic Empowerment (BEE) policies may adversely affect both the terms of AngloGold Ashanti’s mining concessions, as well as its ability to conduct operations. Mining rights are linked to compliance with various obligations, including the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018 (Mining Charter, 2018). The Mining Charter, 2018 and its implications are discussed in more detail in “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine-South Africa”.

For example, the Mining Charter, 2018 provides that a new mining right must have a minimum of 30 percent BEE shareholding. It further provides that an existing mining right holder who has achieved a minimum of 26 percent BEE shareholding shall be recognised as compliant for the duration of the mining right. On 25 February 2019, AngloGold Ashanti received a directive from the South African Department of Mineral Resources and Energy (DMRE) stating that the company was not compliant with the amendment process required by the MPRDA in connection with BEE transactions entered into by the company after the conversion of the West Wits mining rights. The DMRE instructed AngloGold Ashanti to submit an application to amend the clauses of two of its West Wits mining rights which record the BEE transactions entered into and implemented by the company to reflect further details of those BEE transactions and provide certain information relating to such transactions. On 7 March 2019, AngloGold Ashanti submitted an application for consent of the Minister of Mineral Resources and Energy to amend those clauses accordingly and provided the requested information. As a general matter, should AngloGold Ashanti be found in breach of its obligations to comply with the MPRDA, the applicable mining charter or any future amendments to the applicable mining charter, it may be subject to adverse consequences and it may be compelled to conclude additional BEE transactions. Furthermore, in the event that AngloGold Ashanti applies for a new mining right, it will have to comply with the Mining Charter, 2018 ownership requirements and it will not be entitled to rely on its current BEE ownership structure. See also “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine-South Africa”.

AngloGold Ashanti has not yet been assessed for compliance by the DMRE against the Mining Charter, 2018 targets and it may need to make further progress to achieve future targets, including, but no limited to, further participation by historically disadvantaged South Africans, also referred to in the MPRDA as historically disadvantaged persons (HDSAs) in senior and top management levels, the upgrade of housing and accommodation at the company’s mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development. The company will incur expenses in giving further effect to the Mining Charter, 2018 and may not meet all of the various requirements by the required dates.

In Colombia, a government agency grants exclusive concession contracts for exploration and exploitation which contain specified timelines for the completion of the various phases of a mining project. The company must comply with these timelines unless performance is suspended, for example, due to force majeure or extensions or modifications to the timelines. A grant of force majeure is for one year and must be renewed on an annual basis. If the company does not comply with the specified timelines for the completion of the various phases of a mining project, it may be found in breach of its concession contract or mining license and such breach could constitute grounds for the mining authority to terminate such concession contract or mining license. Force majeure was declared at the La Colosa project, stopping all activities, following the outcome of the popular consultation held on 26 March 2017 in the Colombian municipality of Cajamarca in the Tolima department, which hosts the La Colosa exploration site. The force majeure has been extended multiple times and will now expire in June 2020, after which such declaration will once more need to be extended. While the company has made a timely application for an extension, there can be no guarantee that the declaration will be extended. Loss of the force majeure status could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. See also “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine-Americas-Colombia”.

AngloGold Ashanti’s insurance does not cover most losses caused by the risks described above. See “-The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability”.

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

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas, as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. For example, Colombia is an untested jurisdiction, so permitting, licensing, stakeholder expectations and demands and other external factors could affect timelines and cause capital overruns. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of the company’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on its results of operations, financial condition and prospects.

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

AngloGold Ashanti’s employees in South Africa, Ghana, Guinea, Mali, Tanzania, Brazil and Argentina are highly unionised and unions are active at some of the company's other operations.  Trade unions working with communities and non-governmental organisations (NGOs), therefore, have a significant impact on the general labour relations environment, including labour relations at an operational level and operational stability at times. The extent of the unions’ influence also impacts the socio-economic and socio-political operating environments, most notably in South Africa, Guinea and Mali. Union involvement in wage negotiations and collective bargaining increases the risk of strike action. This situation is exacerbated by the multi-union environment at some of the company’s operations. Unions are characterized by their robust and positional engagement with the company, both in the context of existing collective bargaining structures to improve and advance conditions of employment, and in the context of changing economic conditions, downsizing and downscaling of operations. These factors expose the company’s operations to potential strike action and work stoppages. Unions are also increasingly championing broader political, economic and social issues utilizing their ability to withdraw labour. Any future labour unrest and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Unions are also increasingly affiliated to Global Union Federations leveraging this influence and utilize issues such as carbon emissions, environmental issues, health and safety, human rights, job losses, unemployment and restructuring, gender and inclusion issues, and migrant labour, as rallying points. Rolling mass action, picketing, protests and community involvement may create safety, security and related risks to the company and its assets. Future disruptions, strikes, and protest actions cannot be excluded and may have a material adverse effect on the company’s results of operations and financial condition, especially if these actions have a long duration such as the recent strikes in South Africa. Furthermore, IndustriaALL, representing more than 50 million workers globally, will continue with its attempts to enter into a Global Framework Agreement with the company. A global framework agreement will expose the company to the risk of standardisation and equalisations of labour terms and conditions across the group, irrespective of the peculiar conditions applicable in the various jurisdictions in which the group operates. Any labour unrest and disruptions caused by such international trade unions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

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

AngloGold Ashanti’s results may be further impaired if the company incurs penalties for failing to meet standards set by labour laws regarding workers’ rights or incurs costs to comply with new labour laws, rules and regulations.  For example, employment law in South Africa imposes monetary penalties for neglecting to report to governmental authorities on progress made towards achieving employment equity in the workplace.  Ghanaian law also contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In Australia, the federal government put in place an industrial relations system that includes “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution.  Penalties and compliance costs, as well as increased costs due to laws and regulations less favourable to employers, could have a material adverse effect on the company’s results of operations and financial condition.

Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.

Artisanal and illegal miners are active on, or adjacent to, at least 11 of AngloGold Ashanti’s properties, which leads at times to interference with the company’s operations and results in conflict that presents a security threat to property and human life. Artisanal and illegal small-scale mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry. The company’s operations and projects affected by artisanal and/or illegal small-scale mining are mainly situated in South Africa, Tanzania, Ghana, Mali, Guinea and Colombia.

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

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. AngloGold Ashanti has historically faced difficulty recruiting and retaining young graduates and qualified mid-level management in South Africa and may encounter greater difficulties in the future as the South African government attempts to impose increasingly stringent HDSA participation requirements. See “-AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” and “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Recruitment of skilled personnel has also been challenging in Continental Africa due to university offerings that are often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills. In addition, it has become increasingly difficult to secure work permits for AngloGold Ashanti’s expatriate workforce in Tanzania as a result of the Tanzanian government’s efforts to promote the employment of Tanzanian citizens. Difficulties in obtaining such non-citizen work permits, if continuing, may have an adverse impact on our operations in Tanzania.

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

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, may also have an adverse impact on the company’s results of operations and financial condition. In addition, restrictions on travel imposed by governments as a result of the outbreak of infectious diseases, a pandemic or other public health threat, such as the recent outbreak of the SARS-CoV-2 virus responsible for COVID-19, may prevent mining contractors from reaching our mining sites which could have an adverse effect on the operations of the affected mines.

Contractor disputes can also arise after the termination of the contractual relationship or the sale of the applicable mine. For example, the company is currently involved in arbitration proceedings with contractors in Ghana with regard to its Obuasi mine. See “Item 8A: Legal Proceedings-Ghana”.

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

As at 31 December 2019, AngloGold Ashanti had gross borrowings of $2.033 billion (2018: $1.989 billion and 2017: $2.190 billion), excluding all finance leases.

AngloGold Ashanti’s indebtedness could have a material adverse effect on its flexibility to conduct business.  For example, the company may be required to use a large portion of its cash flow from operations to pay the principal and interest on its debt, which will reduce funds available to finance existing operations and the development of new organic growth opportunities and potential acquisitions.  In addition, under the terms of the company’s borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants.  AngloGold Ashanti’s ability to continue to meet these covenants and to service its debt will depend on its future financial performance, which will be affected by its operating performance as well as by financial and other factors, including in particular the gold price, certain of which are beyond its control.

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

The company’s ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance. The recent outbreak of the SARS-CoV-2 virus responsible for COVID-19, which has reached pandemic proportions, led the company to accelerate drawdowns on one of its revolving credit facilities in an aggregate amount of $1.35 billion. Any prolonged dislocation in financial markets due to the spread of the COVID-19 pandemic could impact the company’s ability to refinance its debt on commercially reasonable terms, if at all, and could as a result have a material adverse effect on the company’s funding requirements and overall liquidity.

Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.

An actual, anticipated or unexpected negative development of AngloGold Ashanti’s results of operations or cash flows, country risk, financial metrics, or an increase in net debt position could result in a deterioration of the company’s credit ratings.  AngloGold Ashanti’s ratings are influenced inter alia, by the location of its domicile and its operations. S&P Global and Fitch have assigned full sub-investment grade credit ratings to the Republic of South Africa and Moody’s has assigned an investment grade rating. See “-Global economic conditions could adversely affect the profitability of operations”. Any downgrade of the company, or South Africa, by any rating agency could increase the company’s cost of capital, reduce its investor base and have a material adverse effect on AngloGold Ashanti’s business, results of operations and financial condition.

AngloGold Ashanti expects to have significant financing requirements.

AngloGold Ashanti’s existing board-approved development projects and exploration initiatives as well as its potential development projects will require significant funding.

The company’s capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond its control, including volatile or sustained lower gold prices, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts.

As a result, new sources of capital may be needed to help meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends.  AngloGold Ashanti’s ability to further raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the company’s operational performance and operating cash flow and debt position, amongst other factors.  The company’s ability to raise further debt, equity or quasi-equity financing in the future and the cost of such financing will depend on, amongst other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects, risks relating to the countries in which it operates or other factors.  As a result, in the event of depressed gold prices, unanticipated operating or financial challenges, any dislocation in financial markets (including due to the recent COVID-19 pandemic) or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities on reasonable terms, invest in existing and new projects, fund its ongoing business activities, exit projects and retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the company’s results of operations and financial condition.

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to our credit facilities.

LIBOR, the London interbank offered rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. Some of our three revolving credit facilities bear interest rates in relation to LIBOR. On 27 July 2017, the UK Financial Conduct Authority (FCA), which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may increase and we may need to renegotiate our revolving credit facilities to replace LIBOR with a new standard, both of which could have a material adverse effect on our liquidity, results of operations or financial condition. In addition, the issues that may lead to the discontinuation or unavailability of LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Further, there can be no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates or borrowing costs to borrowers, any of which could have a material adverse effect on our liquidity, results of operations or financial condition.

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

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of a recoverable amount for each group of assets. Expected future cash flows are inherently uncertain and could materially change over time. Recoverable amounts are significantly affected by Ore Reserve and production estimates, together with economic factors such as spot and forward gold prices and currency exchange rates, as well as discount rates and estimates of costs to produce Ore Reserves and future capital expenditure. Estimated rehabilitation and closure costs could also materially affect the company’s financial performance and could result in the need to recognise an impairment charge.

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the company’s results of operations and financial condition. For example, in February 2020, the company announced the sale of its remaining South African producing assets, including the Mponeng mine. Following the classification of the South African disposal group as held for sale, an impairment of $549 million and taxation on impairment of $164 million (an impairment charge of $385 million, net of tax) was recognised to reduce the carrying amount of the assets in the South African disposal group to their fair value less costs to sell.

AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known.

AngloGold Ashanti is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, amongst other things, business activities, environmental and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licenses, concessions, or rights, amongst other things. See “Item 8A: Legal Proceedings”.

In the event of a dispute, AngloGold Ashanti may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa. An adverse or arbitrary decision of a foreign court could have a material adverse impact on AngloGold Ashanti's financial performance, cash flow and results of operation.

In Colombia, the company is also involved in class action lawsuits in relation to each of AngloGold Ashanti Colombia S.A.’s (AGAC) Santa María-Montecristo and La Colosa projects. One of these class action lawsuits led to a preliminary injunction suspending AGAC’s mining concession contracts in relation to the Santa María-Montecristo project in September 2011. See “Item 8A: Legal Proceedings-Colombia”. The company’s core mining concession contracts provide that the Colombian mining authority (ANM) has the discretion to declare the underlying concession void if AGAC repeatedly or continually breaches applicable environmental laws or regulations or engages in acts of corruption or other serious misconduct. In that event, AGAC could be required to abandon the relevant project and, depending on the severity of the violations or misconduct, the Colombian mining authority may cancel AGAC’s other existing mining concession contracts. Pending proposals for new mining concession contracts could also be cancelled and AGAC could be banned from doing business with the Colombian government for a period of five years.

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

Deep level gold mining shafts are usually designed with a lifespan of 25 to 30 years.  Vertical shafts consist of large quantities of infrastructure steelwork for guiding conveyances and accommodating services such as high and low tension electric cables, air and water pipe columns.  Rising temperatures in the deeper mining areas can also lead to increased cooling requirements in the form of upgraded and expanded refrigeration, including ice plants.  Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance.  Once a shaft has reached the end of its intended lifespan, increased maintenance and care is required.  Incidents resulting in production delays, increased costs or industrial accidents may occur.  Such incidents may have an adverse effect on the company’s results of operations and financial condition.

Asset integrity and reliability issues relating to ageing infrastructure are of concern at many of the company's operations. Ageing infrastructure may have an adverse effect on the company’s results of operations and financial condition in the future.

AngloGold Ashanti does not have full management control over some of its significant joint venture projects and other interests. If the operators of these projects do not manage these effectively and efficiently, the company’s investment in these projects could be adversely affected and its reputation could be harmed.

AngloGold Ashanti’s joint ventures at Morila in Mali and at Kibali in the DRC are managed by the company’s joint venture partner Barrick Gold Corporation (Barrick) following the completion of the merger between Randgold Resources Limited and Barrick in January 2019. In addition, certain of AngloGold Ashanti’s exploration ventures are managed by the relevant joint venture partner. For example, in January 2020, the company’s joint venture partner B2Gold Corp. assumed the role of manager of the Gramalote project in Colombia, in which AngloGold Ashanti now holds a 50 percent interest.

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

AngloGold Ashanti’s joint venture partners may have economic or business interests or goals that are not consistent with the company’s or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture or other agreements. For example, a joint venture partner could decide to sell its shares in the joint venture in breach of any pre-emptive rights which the company may have under the relevant joint venture agreement. Disputes between the company and its joint venture partners may lead to legal action, including litigation between AngloGold Ashanti and its joint venture partners. Such disputes could adversely affect the operation of the joint venture, may prevent the realisation of the joint ventures’ goals and could adversely affect AngloGold Ashanti's investment in the joint venture or harm the company's reputation. There is no assurance that the company’s joint venture partners will continue their relationship with the company in the future or that the company will be able to achieve its financial or strategic objectives relating to the joint ventures.

The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti.

The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss and occupational lung diseases (OLD), which include pulmonary diseases such as tuberculosis from various causes and silicosis in individuals exposed to silica dust. These risks require active dust management strategies in underground operations, particularly in South Africa where a significant number of silicosis cases by current and former employees alleging past exposures are still reported each year to the board for statutory compensation. If the costs associated with providing occupational health services, implementing dust control measures or supplying equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

In South Africa, AngloGold Ashanti has been subject to numerous claims, including class action litigation with respect to alleged OLD with two certified industry-wide classes, i.e. a Silicosis Class and a Tuberculosis Class. The settlement agreement in relation to this silicosis and tuberculosis class action came into effect on 10 December 2019, following the approval of the settlement by the High Court in Johannesburg in July 2019. As a result, a trust (Tshiamiso Trust) has been established for a minimum of 13 years responsible for making payments to eligible beneficiaries. The amount of monetary compensation will vary depending on the nature and seriousness of the disease. As of 31 December 2019, AngloGold Ashanti has recorded a provision of $65 million (2018: $63 million and 2017: $63 million) to cover the estimated settlement costs and related expenditure of the silicosis litigation. Although significant judgement was applied in estimating the costs incurred to settle the silicosis and tuberculosis class action claim, the final costs and related expenditure may differ from current cost estimates. In addition, even though management believes the assumptions are appropriate, changes in the assumptions may materially affect the provision and final costs of settlement. For example, the final settlement costs and related expenditure may be higher than the recorded provision depending on various factors, such as, among other things, potential changes in the settlement terms, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates. There can be no assurance that ultimately this matter will not result in losses in excess of the recorded provision, which may have a material adverse effect on AngloGold Ashanti’s financial position. For further information, see “Item 8A: Legal Proceedings-South Africa” and “Item 18: Financial Statements-Note 1-Accounting Policies-Provision for silicosis”.

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

Malaria and other tropical diseases pose significant health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women in these areas but also gives rise to fatalities and absenteeism in adult men. Other conditions such as heart disease, chronic diseases and obesity are also of increasing incidence and concern.

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

The company may face additional health care challenges as a result of other public health crises, pandemics or epidemics. For example, there is a risk that the recent outbreak of the SARS-CoV-2 virus responsible for COVID-19 may significantly impair the health of our labour force. If spread among our workforce, COVID-19 may lead to a full or partial shutdown of the company’s mines in the affected areas and, as a result, a halt in related mining operations. COVID-19 also poses the risk that business may be curtailed or even suspended for an indefinite period of time due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure to contain the spread of the virus. A curtailment or suspension at the company’s mining operations in certain or all regions due to COVID-19, either for a definite or indefinite period of time, may have a material adverse impact on our results of operations and financial condition.

The costs and impacts associated with the pumping of water inflows from closed mines adjacent to the company’s operations could have an adverse effect on its results of operations.

Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies.  The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken, including the ingress of underground water when pumping operations at the adjacent closed mine are suspended, in particular in South Africa.  Such ingress could have an adverse effect on any one of the company’s mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and, consequently, could have an adverse impact on its results of operations and financial condition.

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

In addition, deep groundwater contamination is a significant issue in South Africa, where groundwater in some older mining regions has infiltrated mined-out workings. Potential contamination risk to shallow ground and surface water resources can occur when water is exposed to sulphide-bearing rock in such situations. In South Africa, AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Far West Rand goldfields, of which the company’s West Wits operations are part. As a result of the interconnected nature of underground mining operations in South Africa, any proposed solution for deep groundwater contamination needs to be a combined one supported by all the companies owning mines located in these goldfields. The potential costs of remediation and prevention of groundwater contamination at AngloGold Ashanti’s operations could be significant and may have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

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

In order to reduce or maintain the cost of its insurance program, AngloGold Ashanti may in some instances retain a portion of the financial loss associated with an insurable event. These financial losses could be significant and could have an adverse effect on its financial condition.

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

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors.  According to information available to the company, AngloGold Ashanti’s five largest shareholders beneficially owned 31.47 percent and the top 10 largest beneficially owned 46.81 percent of AngloGold Ashanti’s ordinary shares as at 31 December 2019. The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur.  Subject to applicable securities laws, holders of the company’s ordinary shares or ADSs may decide to sell them at any time.

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

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected the Australian dollar, the Ghanaian cedi, the British pound and the U.S. dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to holders of the company’s securities.

Furthermore, AngloGold Ashanti’s Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors or the company’s shareholders at a general meeting. If, and to the extent that, AngloGold Ashanti opts to declare dividends and distributions in U.S. dollars, exchange rate movements will not affect the U.S. dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, Ghanaian cedis, British pounds or South African rands will continue to be affected. If, and to the extent that, dividends and distributions are declared in South African rands in the future, exchange rate movements will continue to affect the Australian dollar, Ghanaian cedi, British pound and U.S. dollar value of these dividends and distributions. This may reduce the value of the company’s securities to investors. Additionally, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, Ghanaian cedis, British pounds, U.S. dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

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

AngloGold Ashanti is subject to the periodic reporting requirements of the SEC and the New York Stock Exchange that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. For example, on 22 February 2016, AngloGold Ashanti announced that it would no longer voluntarily publish reviewed financial statements and analyses of operating and financial results for the quarters ended 31 March and 30 September each year. As a result of this transition to half-yearly reporting, investors will receive less information about AngloGold Ashanti than they had in years preceding that change. They will also receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ abilities to make decisions about their investment in AngloGold Ashanti.

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

GROUP INFORMATION

AngloGold Limited was formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the company exists today, was formed on 26 April 2004 following the business combination between AngloGold Limited and Ashanti Goldfields Company Limited.

CURRENT PROFILE

AngloGold Ashanti Limited is headquartered in Johannesburg, South Africa. The company (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act, No. 71 of 2008, as amended (the Companies Act).

Its registered office is at 76 Rahima Moosa Street, Newtown, Johannesburg, 2001, South Africa. The general telephone number is +27 11 637 6000 and the internet address is https://www.anglogoldashanti.com .

While AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (JSE), the company is also listed on the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australian Securities Exchange (ASX). Our agent for service of process in the United States is AngloGold Ashanti North America Inc., 4601 DTC Boulevard, Suite 550, Denver, CO 80237. The U.S. Securities and Exchange Commission (SEC) maintains a public internet site that contains AngloGold Ashanti’s filings with the SEC and reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

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

2019

•	Announcement of a review of divestment options for assets in South Africa, Mali and Argentina.

•	Sale of the Sadiola mine in Mali for $52.5million.

2020 YTD

•	Announcement of the sale of the remaining South African producing assets and related liabilities.

CAPITAL EXPENDITURE AND DIVESTITURES

For information concerning the company’s principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to “Item 4B: Business Overview -AngloGold Ashanti Global Operations: 2019”, “Item 5A: Operating Results-Capital expenditure” and “Item 5B: Liquidity and Capital Resources”.

For information concerning the company’s divestitures currently in progress, including the sale of the remaining South African producing assets and related liabilities announced on 12 February 2020, refer to “Item 5A: Operating Results-Subsequent events”, “Item 18: Financial Statements-Note 37-Subsequent events” and “Item 18: Financial Statements-Note 9-Discontinued operations and assets and liabilities held for sale”.

4B.	BUSINESS OVERVIEW

AngloGold Ashanti, an independent global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across 11 countries on four continents. The Company is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third largest gold mining company in the world.

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

OPERATIONS

Our portfolio of 14 operations and three projects in nine countries, excluding our South African assets and Sadiola mine which are held for sale, comprises long-life, operating assets with differing ore body types, located in key gold-producing regions around the world.

Our operations and projects are grouped regionally as follows:

•	South Africa (West Wits and Surface Operations);

•	Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania);

•	Americas (Argentina and Brazil, and projects in Colombia); and

•	Australia (Australia).

Over the past few years, AngloGold Ashanti has transformed itself by increasing efficiencies and competitiveness, focusing on safety and sustainability performance, improving margins, containing operating and overhead costs and generating positive cash flows and reducing its footprint in South Africa, in line with our strategic objectives.

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

EXPLORATION

Our exploration programme is focused on creating significant value for the company's stakeholders by providing long-term optionality and improving the quality of our asset portfolio.

Greenfields and brownfields exploration takes place in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. AngloGold Ashanti’s discoveries include La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) in Colombia.

GOLD MARKET AND JEWELLERY DEMAND

During 2019, the gold market was notably active with retail investors capitalising on the higher prices by selling their existing holdings. In contrast, professional investors increased their holdings on the COMEX gold futures market, which reached all-time highs equivalent to 1,134 tonnes, and of Exchange Traded Funds (ETFs). Physically-backed ETFs and similar products closed 2019 at 2,885.5 tonnes with annual inflows of 401.1 tonnes, up 426% year-on-year.

In the fourth quarter of 2019, central banks added a net 109.6 tonnes to global official gold reserves bringing full-year net purchases to 650.3 tonnes, 1% lower than the 2018 total of 656.2 tonnes. This marks ten consecutive years of net purchases, with global official reserves now 5,000 tonnes higher than at the end of 2009 at close to 34,700 tonnes, and highlights the importance central banks place on having an allocation of gold in their reserve portfolio.

In 2019, global gold jewellery demand volumes fell 6 percent to 2,107 tonnes. Purely a second half of the year phenomenon, the weakness was primarily due to the big jump in the third quarter in the price of gold (in local currency terms), which impacted affordability. The price was well supported at elevated levels throughout the closing months of 2019, leading to a 10 percent year on year drop in the fourth quarter demand to 584.5 tonnes. In US dollar terms, gold jewellery demand grew by 3 percent to a five-year high of $94.3 billion. Much of this came from a 9 percent year on year increase in the fourth quarter demand, which reached

$27.8 billion, a seven-year high. Technology demand for gold weakened contributing to a 2 percent fall in demand for gold in the sector.

Total supply was slightly higher in 2019, up two percent year on year from 4,673.0 tonnes in 2018 to 4,776.1 tonnes in 2019. This growth was attributable to the price performance of gold over the year, primarily through its impact on recycling, but also on net hedging to a certain extent. While mine production fell by 1 percent year on year, a sharp increase in gold recycling to its highest level since 2012 (up 11 percent year on year) helped boost higher total supply. Modest net producer hedging, the first year of net hedging since 2016, also contributed to overall supply.

The average gold price for the year was $1,394/oz (2018: US$1,268/oz). AngloGold Ashanti achieved an average price of $1,387/oz for gold sold during the year, a 10% increase over 2018 at $1,261/oz.

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

INTELLECTUAL PROPERTY

AngloGold Ashanti, as a group, is not dependent on intellectual property, commercial or financial contracts or new manufacturing processes for the conduct of its business as a whole.

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

SOUTH AFRICA

General laws relating to mining

The Mineral and Petroleum Resources Development Act

Mineral and Petroleum Resources Development Act

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

Mineral and Petroleum Resources Development Amendment Act

The Mineral and Petroleum Resources Development Amendment Act, No. 49 of 2008 (MPRDAA) was passed by Parliament in 2008 and became effective on 7 June 2013. Its purpose is to amend the MPRDA in order to, amongst other things:

•
make the Minister of Mineral Resources and Energy (MRE Minister) the responsible authority for implementing the requirements of the National Environmental Management Act, No. 107 of 1998 (NEMA) and specific environmental legislation as they relate to prospecting, mining, exploration, production and related activities incidental thereto on the prospecting, mining, exploration or production area;

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

•
Historic residues: Provides that the definitions of “residue stockpile” and “residue deposit” now include an old order right. This provision is intended to make old order dumps subject to the MPRDA so that old order dumps which are part of a mining area covered by a new order mining right could only be treated by the holder of the new order rights. Old order dumps not covered by a new order mining right would be considered a residue deposit to which the MRE Minister would have discretion to grant rights.

•
Applications: Provides that applicants for prospecting and mining rights must (since 7 December 2014) lodge an application for an environmental authorisation simultaneously with the application for rights. The Department of Mineral Resources should no longer accept more than one application in respect of the same area and mineral.

•
Environmental regulation: Provides that the MRE Minister is the responsible authority for implementing environmental provisions under NEMA as it relates to prospecting, mining, exploration, production or activities incidental thereto on a prospecting, mining, exploration or production area. An environmental authorisation issued by the MRE Minister shall be a condition prior to the issuing of a permit or the granting of a right in terms of the MPRDA.

•
Closure certificates: Provides that previous holders of old order rights or previous owners of works that have ceased to exist remain responsible for any environmental liability until the MRE Minister issues a closure certificate.

Draft Mineral and Petroleum Resources Development Bill & Draft Upstream Petroleum Resources Development Bill

In 2012, the MRE Minister published the Draft Mineral and Petroleum Resources Development Bill, 2012 (2012 MPRDA Bill) and, in 2013, a revised version of the 2012 MPRDA Bill (2013 MPRDA Bill) was submitted to Parliament. Following several amendments, the 2013 MPRDA Bill was eventually withdrawn by the South African government in September 2018.

On 24 December 2019, the MRE Minister published the Draft Upstream Petroleum Resources Development Bill, 2019 for public comment. This new bill provides for the upstream petroleum industry to be governed under a separate piece of legislation which does not come under the umbrella of the MPRDA. At this stage it is unclear whether the MRE Minister will submit a new bill in respect of the mineral resources industry proposing any of the amendments originally contained in the withdrawn 2013 MPRDA Bill.

Mineral and Petroleum Resources Development Regulations

On 23 April 2004, the MRE Minister published under the terms of the MPRDA the Mineral and Petroleum Resources Development Regulations in Government Gazette No. 26275 under GNR. 527 (MPRDA Regulations). On 28 November 2019, the MRE Minister published, for public comment, the Draft Amendments to the Mineral and Petroleum Resources Development Regulations, 2019 (Draft MPRDA Regulations). Interested and affected parties were invited to submit written representations to the Draft MPRDA Regulations within 30 days of the publication thereof. The proposed amendments contained in the Draft MPRDA Regulations, include, inter alia, the following:

•
“Interested and affected parties”: Section 10 of the MPRDA requires consultation of interested and affected parties. The MPRDA Regulations currently define “interested and affected parties” as “a natural or juristic person with a direct interest in the proposed or existing operation or who may be affected by the proposed or existing operation”. The Draft MPRDA Regulations expand on the aforesaid definition by specifying that these include but are not limited to “host communities, landowners (traditional and title deed owners); traditional authority; land claimants; lawful land occupier; holder of informal land rights; the Department of Agriculture, Land Reform and Rural Development; any other person (including on adjacent and non-adjacent properties) whose socio-economic conditions may be directly affected by the proposed prospecting or mining operation; the local municipality and the relevant Government Departments, agencies and institutions responsible for the various aspects of the environment and for infrastructure which may be affected by the proposed project”;

•
“Meaningful consultation”: Meaningful consultation envisages a consultation process where “the applicant, has in good faith engaged the landowner, lawful occupier or interested and affected party in respect of the land subject to the application about the impact the prospecting or mining activities would have to his right of use of the land by availing all the information pertaining to the proposed activities enabling these parties to make an informed decision regarding the impact of the proposed activities”;

•
Information requirement: A new requirement is introduced requiring a mining company to provide certified copies of its right or permit in question, environmental authorisation and any relevant authorisations to landowners and lawful occupiers before commencing with operations;

•
Social and Labour Plans: A new requirement is introduced obliging mining companies to publish Social and Labour Plans (SLP) relating to their operations in English and one other dominant official language commonly used in the mine community on the mining company’s website, in local newspaper(s), as hard copies in local libraries, municipal offices, traditional authority offices and company/mine offices within 30 days of approval. Furthermore, the availability and content of the approved SLP must be announced, where feasible, in local radio stations and in relevant news outlets;

•
Repeal: Regulations 47-55 and 58-60 of the MPRDA Regulations are repealed as the topics governed by these regulations have since been incorporated into NEMA and the Environmental Impact Assessment Regulations, 2014 (as amended);

•
Disputes: A process is prescribed according to which the Regional Manager may resolve land access and “resettlement” disputes in terms of section 54 of the MPRDA . A procedure is also created for resolving land disputes which gives the MRE Minister or the Director-General certain powers to deal with complicated land disputes; and

•	Appeals: New procedures are proposed for lodging internal appeals in terms of section 96 of the MPRDA.

The Mining Charter

Mining Charter, 2004

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2004 (Mining Charter, 2004) was published in August 2004. The Mining Charter, 2004 was developed in terms of section 100(2)(a) of the MPRDA and took effect on 1 May 2004. The Mining Charter, 2004 committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. The Mining Charter, 2004 also set targets for, amongst other things, the advancement of HDSAs into management positions, the employment of women, procurement of goods and services from HDSA-owned companies, training, community development and the upgrading of mine housing. Mining companies are required to formulate plans to achieve the aforementioned targets, identify current levels of beneficiation and indicate opportunities for growth.

The objectives of the Mining Charter, 2004 were to:

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

The Mining Charter, 2004 envisaged measuring progress on transformation of ownership by:

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

Under the Mining Charter, 2004, the mining industry agreed to assist HDSA companies in securing finance to fund participation in an amount of ZAR 100 billion over the first five years of the Mining Charter, 2004 being in effect. Beyond the ZAR 100 billion commitment, HDSA participation was to be increased on a willing seller, willing buyer basis, at fair market value, where the mining companies are not at risk.

Mining Charter, 2010

Following a review of the progress made in the transformation of the mining industry against the Mining Charter, 2004 objectives, the DMRE amended the Mining Charter, 2004. The Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 (Mining Charter, 2010) was published on 20 September 2010. The Mining Charter, 2010 retained the requirement to achieve a 26 percent HDSA ownership of mining assets by the year 2014, initially introduced under the Mining Charter, 2004. It also introduced further amendments to the Mining Charter, 2004 which required mining companies to:

•	facilitate local beneficiation of mineral commodities;

•
procure a minimum of 40 percent of capital goods, 70 percent of services and 50 percent of consumer goods from HDSA suppliers (i.e. suppliers in which a minimum of 25 percent + one vote of share capital is owned by HDSAs) by 2014. The aforesaid procurement targets are, however, exclusive of non-discretionary procurement expenditure;

•
ensure that multinational suppliers of capital goods put a minimum of 0.5 percent of their annual income generated from South African mining companies into a social development fund (effective 2010) to contribute to the socio-economic development of South African communities;

•
achieve a minimum of 40 percent HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) as well as positions requiring core and critical skills, middle management level and junior management level;

•	invest up to 5 percent of annual payroll in essential skills development activities; and

•
implement measures to improve the standards of housing and living conditions of mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, by 30 April 2014.

In addition, mining companies were required to monitor and evaluate their compliance with the Mining Charter, 2010 and submit annual compliance reports to the DMRE.

The South African government takes a “Scorecard” approach to the different facets of promoting the objectives of the Mining Charter, 2010, e.g. when considering applications for the conversion of existing old order rights into new order rights. The Scorecard sets out the requirements of the Mining Charter, 2010 in tabular form which allows the DMRE to “tick off” areas where a mining company is in compliance, such as: human resource development; employment equity; migrant labour; mine community and rural development; housing and living conditions; ownership and joint ventures; beneficiation; and reporting.

The Scorecard attached to the Mining Charter, 2010 made provision for a phased-in approach for compliance with the view of achieving the abovementioned targets over a 5-year period ended on 30 April 2014. For measurement purposes, the Scorecard allocated various weightings to the different elements of the Mining Charter, 2010.

Failure to comply with the provisions of the Mining Charter, 2010 amounted to a contravention of the MPRDA, which may have resulted in the cancellation or suspension of a mining company’s existing mining rights and prevented its South African operations from obtaining any new mining rights. To date, AngloGold Ashanti has not yet received its “Scorecard” from the South African government in order to assess its compliance with the requirements of the Mining Charter, 2010.

In March 2015, the MRE Minister announced that the DMRE and the Minerals Council South Africa (Minerals Council) had agreed to submit certain matters relating to the interpretation of the Mining Charter, 2010 including the qualification of certain historical BBBEE transactions (defined below) for meeting the HDSA ownership thresholds, to the courts in South Africa for determination and clarification. Papers were filed by the Minerals Council and the DMRE, but the matter was not heard in court and was subsequently postponed.

Separately, the law firm Malan Scholes launched an application challenging the constitutionality of the Mining Charter, 2004 and the Mining Charter, 2010 requesting that the Charters be set aside. This application was dismissed.

On 9 March 2016, AngloGold Ashanti received a notice from the DMRE stating that the company was not compliant with the 26 percent HDSA ownership requirement. The notice directed the company to remedy the non-compliance within 60 days. Failure to comply with the order could constitute an offence under the MPRDA and negatively impact AGA’s “Scorecard” assessment. On 14 March 2016, AngloGold Ashanti timely responded to the non-compliance notice. The DMRE provided no further response and, consequentially, the notice has lapsed.

Mining Charter, 2017

On 15 June 2017, the MRE Minister gazetted the Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2017 (Mining Charter, 2017), which came into effect on the same day. The Mining Charter, 2017 sought to align the Mining Charter, 2010 with the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, in order to ensure meaningful participation of black people in the mining industry and to provide for policy and regulatory certainty to ease the investment in and development of the mining industry. The Minerals Council launched an urgent application to interdict the implementation of the Mining Charter, 2017 and set it aside. The DMRE filed papers in court and the urgent application was due to be heard in court on 14 September 2017. Notwithstanding the aforesaid urgent application in court, the MRE Minister and the Minerals Council reached an agreement on 13 September 2017 wherein the MRE Minister undertook to suspend the Mining Charter, 2017 pending the outcome of the DMRE/Minerals Council application.

The DMRE/Minerals Council application was heard on 9 and 10 November 2017 and judgment was handed down on 4 April 2018. The High Court of South Africa held that:

•
Once the MRE Minister or his delegate is satisfied in terms of section 23(1)(h) of the MPRDA that the grant of a mining right (applied for in terms of section 22 of the MPRDA) will further the objects referred to in section 2(d) and (f) of the MPRDA (in accordance with the Charter referred to in section 100) and has granted the mining right applied for, the holder thereof is not thereafter legally obliged to restore the percentage ownership (howsoever measured, inter alia, wholly or partially by attributable units of South African production) controlled by HDSAs to the 26 percent target referred to in the Mining Charter, 2004 and the Mining Charter, 2010 , where such percentage falls below 26 percent, unless such obligation is specified in the terms and conditions of the mining right, as referred to in section 23(6) of the MPRDA;

•
The holder of a mining right’s failure to meet the 26 percent ownership target (either in terms of the Mining Charter, 2004 or the Mining Charter, 2010) does not amount to a material breach of the mining right for the purposes of section 47 of the MPRDA (i.e. failure to meet the 26 percent HDSA ownership target will not be a ground for suspension or cancellation of the mining right) nor does it constitute an offence in terms of section 98 of the MPRDA. This, however, does not apply where the terms and conditions of the right itself have stipulated that the 26 percent HDSA ownership must be retained;

•
If the 26 percent HDSA ownership participation has, for any reason, been diluted to a lesser percentage, there is no obligation to rectify such lower level once the holder of the mining right has initially achieved the 26 percent HDSA ownership participation requirement. This does not apply where the terms and conditions of the right itself have stipulated that the 26 percent HDSA ownership must be retained;

•
The Mining Charter, 2010 does not retrospectively deprive holders of mining rights of the benefits of credit offsets; the continuing consequences of empowerment transactions concluded after the MPRDA came into effect; and the right to off-set credits achieved in one operation against any shortfalls encountered in another operation; and

•
While it did not make any pronouncements on the validity of the Mining Charter, 2010, this should not be taken as a confirmation that the Mining Charter, 2010 was validly issued in terms of section 100(2) of the MPRDA or that “it is the charter contemplated in section 100” of the MPRDA.

On 19 April 2018, the DMRE filed a notice of intention to appeal the High Court judgment. Such notice was granted on 19 September 2019 entitling the DMRE to file an appeal at the Supreme Court of Appeal. Notwithstanding the repeal of the Mining Charter, 2017 by the adoption of the Mining Charter, 2018 (defined below), the findings of the High Court judgment remain relevant to mining right holders and these findings will be the subject of the pending appeal before the Supreme Court of Appeal which has not yet been progressed.

Mining Charter, 2018

On 27 September 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (Mining Charter, 2018) was published and became effective on the same date. The Mining Charter, 2018 repeals the Mining Charter, 2004; the Mining Charter, 2010; and the Mining Charter, 2017. The Mining Charter, 2018 stipulates that it is to be read together with implementation guidelines, gazetted on 19 December 2018. On 26 March 2019, the Minerals Council filed an application for judicial review to set aside certain provisions of the Mining Charter, 2018. It is not clear when the matter will be heard in court.

Some of the key provisions of the Mining Charter, 2018 include:

•
Existing mining right holders who have achieved the 26 percent HDSA ownership target shall be recognized as compliant for the duration of the mining right. However, the “the once empowered always empowered” principle shall not be applicable on the transfer or renewal of the mining right.;

•
An application, which was lodged and accepted prior to the commencement of the Mining Charter, 2018 shall be processed in terms of the Mining Charter, 2010 with a minimum of 26 percent HDSA ownership. The right holder must within a period of five years from the effective date of such mining right, increase its HDSA ownership to a minimum of 30 percent;

•
A new mining right must have a minimum of 30 percent HDSA ownership, which shall include economic interest plus corresponding percentage of voting rights per mining right or in the mining company which holds a mining right. The 30 percent HDSA ownership must be distributed as follows:

•	a minimum of 5 percent non-transferable carried interest to qualifying employees;

•	a minimum of 5 percent non-transferable carried interest or “equity equivalent benefit” to host communities; and

•	a minimum of 20 percent effective ownership in the form of shares to a BEE entrepreneur, 5 percent of which must preferably be for women;

•
The Mining Charter, 2018 reduced the offset available for beneficiation from 11 percent to 5 percent, but on the basis that existing mining right holders, who qualified for the previous offset, would be allowed to retain it for the duration of the right. Right holders must submit a Beneficiation Equity Equivalent Plan (as outlined in implementation guidelines) to the DMRE for approval. Further, mining right holders must submit an annual progress report to the DMRE, which report must be in line with the approved Beneficiation Equity Equivalent Plan;

•
Mining companies must have Historically Disadvantaged Persons (as defined in the MPRDA) representation at various levels of the company, i.e. board 50 percent (20 percent women); executive management 50 percent (20 percent women); senior management 60 percent (25 percent women); middle management 60 percent (25 percent women); junior management 70 percent (30 percent women) and a minimum 1.5 percent of all employees must be employees with disabilities. A period of five years is provided for mining companies to align with the employment equity targets and a 5-year plan indicating progressive implementation of the provisions of the employment equity targets must be submitted to the DMRE within 6 months of the publication of the Mining Charter, 2018;

•
New procurement targets have been introduced. 70 percent of total mining goods procurement spend must be on South African manufactured goods. South African manufactured goods are defined as goods with a minimum of 60 percent local content during the assembly or manufacturing of the product in South Africa. The calculation of local content excludes profit mark-up, intangible value such as brand value and overheads. A minimum of 80 percent of the total spend on services must be sourced from South African companies. The transitional arrangement period for compliance with the procurement targets is five years from the publication of the Mining Charter, 2018; and

•
The Mining Charter, 2018 provides for the specific application of certain of the elements of the Mining Charter, 2018 to holders of licences under the Precious Metals Act, No. 37 of 2005 and the Diamonds Act, No. 56 of 1986 with variations and exemptions depending on the size of the licence holder. For example, enterprises with a turnover of less than ZAR 1 million are exempt from the Mining Charter, 2018 in its entirety. Enterprises with a turnover of more than ZAR 50 million must comply with the Mining Charter, 2018 in its entirety.

On 25 February 2019, AngloGold Ashanti received a directive from the DMRE stating that the company was not compliant with the amendment process required by the MPRDA in connection with BEE transactions entered into by the company after the conversion of the West Wits mining rights. The DMRE instructed AngloGold Ashanti to submit an application to amend the clauses of two of its West Wits mining rights which record the BEE transactions entered into and implemented by the company to reflect further details of those BEE transactions and provide certain information relating to such transactions. On 7 March 2019, AngloGold Ashanti submitted an application for consent of the MRE Minister to amend the clauses of the two West Wits mining rights which record the BEE transactions entered into and implemented by the company accordingly and provided the requested information.  The DMRE has not reverted to AngloGold Ashanti on the submitted application which remains pending. Should AngloGold Ashanti be found in breach of its obligations to comply with the MPRDA or the applicable mining charter, it may be compelled to conclude additional BEE transactions. In the event that AngloGold Ashanti applies for a new mining right, it will have to comply with the Mining Charter, 2018 ownership requirements and it will not be entitled to rely on its current BEE ownership structure.

The Code of Good Practice for the Minerals Industry

Section 100(1)(b) of the MPRDA obliged the MRE Minister to develop a code of good practice for the South African minerals industry (Code) which was published on 29 April 2009. The Code is a guiding document and its purpose is to set out administrative principles to enhance implementation of the Mining Charter, 2004 (including later iterations thereof) and the MPRDA. The Code is to be read in combination with the Mining Charter, 2004 (including later iterations thereof) and other legislation relating to measurement of socio-economic transformation in the South African mining industry. The Code does not replace the Mining Charter, 2004 (including later iterations thereof), nor any key legislation and laws relating to the minerals and the petroleum industry, but serves as a statement of policy and principles that assists in the implementation of both the MPRDA and the Mining Charter, 2004 (including later iterations thereof).

The Housing and Living Conditions Standard

On 20 March 2019, the MRE Minister published the draft Reviewed Housing and Living Conditions Standard for the Minerals Industry, 2019 (Draft Reviewed Housing Standard) in the Government Gazette No. 42326 under GNR. 449 inviting interested and affected parties to submit written representations on the draft within 30 days of the publication of the notice. The Draft Reviewed Housing Standard proposes, among other things, that:

•	An existing mining right holder must within a period of 6 months from the date of publication of the Draft Reviewed Housing Standard submit a detailed Housing and Living Conditions Plan;

•
A new mining right holder must within a period of 12 months from the date of publication of the Draft Reviewed Housing Standard consult with organized labour, the relevant municipality and the Department of Human Settlements and enter into a housing and living conditions agreement with organized labour regarding its mine employee housing and living conditions needs;

•
A mining right holder will be required after consultation with other stakeholders to acquire land within close proximity of the mine operations and plan housing needs in support of compact, integrated and mixed land use environment; and

•	A mining right holder must offer employees a range of housing options which include, amongst other things, rental accommodation, home ownership, government led social housing and living out allowance.

Draft Mine Community Resettlement Guidelines

On 4 December 2019, the MRE Minister published the Draft Mine Community Resettlement Guidelines, 2019 (Draft Resettlement Guidelines) for public comment in the Government Gazette No. 42884 under GNR. 1566. The closing date for submission of written representations was 31 January 2020. Some of the key provisions of the Draft Guidelines include the following:

•
The Draft Resettlement Guidelines apply to both applicants (Applicants) and existing holders (Holders) of mining rights, prospecting rights and mining permits in terms of the MPRDA where prospecting or mining activities will have the effect of displacement or resettlement of the interested and affected parties (as defined in the Draft Resettlement Guidelines meaning any person, group of persons, or organization interested in or affected by a resettlement activity and any organ of state that may have jurisdiction over any aspect of the resettlement activity);

•	Applicants and Holders are required to make provision for development of a Resettlement Plan, Resettlement Action Plan and Resettlement Agreement; and

•
No mining activity shall commence until a Resettlement Agreement is reached on the appropriate amount of compensation as a result of the resettlement of the affected parties. An Applicant/Holder, where feasible, must provide financial assistance to affected parties. A “Party to Party dispute resolution process” must be invoked prior to embarking on the Regional Manager-led process in section 54 of the MPRDA.

The BBBEE Amendment Act

On 23 January 2014, the President of South Africa assented to the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (BBBEE Amendment Act). The BBBEE Amendment Act came into effect on 24 October 2014 with the object of amending the Broad-Based Black Economic Empowerment, 2003 (BBBEE Act) to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. The BBBEE Amendment Act includes a number of changes to the framework under the BBBEE Act, including:

•	amending and clarifying the definition of the intended beneficiaries of such framework;

•	amending the definition of “Broad-Based Black Economic Empowerment” or “BBBEE”, to introduce the concept of viable BBBEE and providing standards for that preferential procurement;

•
expanding the scope of the BBBEE Codes of Good Practice (BBBEE Codes), and the related transformation charters, on BBBEE matters that the Minister of Trade and Industry can issue under the BBBEE Act for specific sectors of the South African economy and making it compulsory for public authorities, governmental agencies and other public entities to apply such codes (Sector Codes);

•
introducing into the BBBEE Act the definition of “fronting BBBEE practices” (i.e. a transaction, arrangement or other act or conduct that directly or indirectly undermines or frustrates the achievement of the objectives of the BBBEE Act or the implementation of any of its provisions), which to date has been developed outside of the BBBEE Act and has now been expanded:

•	to capture more sophisticated and unsuspecting fronting transactions;

•
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

On 27 October 2015, the Minister for Trade and Industry published Government Notice 1047 of Government Gazette No. 39350, which declared an exemption in favour of the DMRE from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months. The exemption can be read as confirmation that the DTI sees the BBBEE Codes as “applicable” to the mining industry after the exemption is lifted on 27 October 2016.

Additionally, the revised BBBEE Codes of Good Practice (Revised BEE Codes) became effective on 1 May 2015. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, none of the mining charters referred to above (i.e. Mining Charter, 2004; Mining Charter, 2010; Mining Charter, 2017 or Mining Charter, 2018) are Sector Codes. It is not, at this stage, clear what the interplay between the applicable mining charter and the BBBEE Act and Revised BEE Codes is. The government could designate the applicable mining charter as a Sector Code in the future, in which case it would be under the auspices of the BBBEE Act, but it has not chosen to do so with respect to the Mining Charter, 2010 in its Government Gazette notice of 17 February 2016 which designated, for example, the tourism sector code and property sector code as applicable and valid Sector Codes. Until such determination is made, if at all, the applicable mining charter remains a stand-alone document under the auspices of the MPRDA and may become subject to the trumping provision discussed above. The resulting legal uncertainty could be addressed by a clarification from the government or by the matter receiving judicial attention.

Historically, there has been some debate as to whether the BBBEE Act and the BBBEE Codes apply to the mining industry, taking into account that the BBBEE Act requires every organ of state and public entity to give due consideration to the BBBEE Codes when issuing licenses, concession or other authorisations.

While the MPRDA and the BBBEE Act have an overlapping focus, the BBBEE Act and the Revised BEE Codes do not require the DMRE to apply the Revised BEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMRE apply the Revised BEE Codes as a requirement for the retention of existing mining rights. The Revised BEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with organs of state.

Land Expropriation

Constitutional Amendment Bill

On 27 February 2018, the National Assembly resolved to assign the Constitutional Review Committee (CRC) to review section 25 of the Constitution of the Republic of South Africa (Constitution) and other clauses where necessary to allow the state to expropriate land in the public interest without compensation. This resolution follows the African National Congress’s (ANC) resolution at its elective conference in December 2017 to pursue expropriation of land without compensation in a manner that does not destabilise the agricultural sector, endanger food security or undermine economic growth and job creation. In its report dated 15 November 2018, which was adopted by Parliament on 4 December 2018, the CRC recommended that section 25 of the Constitution be amended to make explicit that expropriation of land without compensation is a legitimate option for land reform. As a result, the draft Constitution Eighteenth Amendment Bill, 2019 (Constitutional Amendment Bill) was published for public comment on 6 December 2019. The Constitutional Amendment Bill proposes that where land and any improvements thereon are expropriated for the purposes of land reform, nil compensation may be payable. The Constitutional Amendment Bill does not specify the circumstances in which a court may determine that the amount of compensation is nil, but states that national legislation must set out such circumstances.

Draft Expropriation Bill

Separately, the Draft Expropriation Bill, 2019 (Expropriation Bill) was published for public comment on 21 December 2018. The Expropriation Bill proposed the inclusion of a provision in the Constitution to the effect that it may be just and equitable for nil compensation to be paid where land is expropriated in the public interest. The Expropriation Bill has not been progressed.

MPRDA provisions

Section 5(3) of the MPRDA entrenches a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the mining right holder to own the land on which it conducts operations. Once a mining right is granted, the landowner has no right to refuse the conducting of mining operations on the property in question and is not entitled to compensation from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA. The DMRE may, in terms of section 54(3) of the MPRDA, request the parties concerned to endeavour to reach an agreement for the payment of compensation for loss or damage if the DMRE concludes that the landowner has suffered or is likely to suffer loss or damage as a result of the mining operations. Section 55 of the MPRDA further provides the MRE Minister with powers to expropriate the land in question for purposes of mining.

Tax laws relating to mining

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (Royalty Act) was promulgated on 24 November 2008 and came into operation on 1 March 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the state.

The royalty in respect of refined minerals (which include gold and silver) is calculated by dividing earnings before interest and taxes (EBIT) as determined by the Royalty Act, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5 percent. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5 percent of gross revenue has been introduced for refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5 percent. A maximum royalty of 7 percent of gross revenue was introduced for unrefined minerals. Where unrefined minerals (such as uranium) constitute less than 10 percent in value of the total composite minerals, the royalty rate in respect of refined minerals may be used for all gross revenue and a separate calculation of EBIT for each class of minerals is not required. For AngloGold Ashanti, this means that currently the company will pay a royalty based on refined minerals (as the unrefined minerals (such as uranium) for AngloGold Ashanti for 2019 constituted less than 10 percent in value of the total composite minerals). The rate of royalty tax payable for 2019 was 0.5 percent of gross revenue of the company’s South African operations.

In 2013, the President appointed the Davis Tax Committee to review the current mining tax regime.  In the Second and Final Report on Hard Rock Mining released in November 2017, the Davis Tax Committee recommended an update and refinement of the schedules in the Royalty Act, suggesting it should form part of regulations made by the Minister of Finance in the Government Gazette rather than forming part of the legislation itself. The Davis Tax Committee called upon the South African Revenue Service (SARS) to issue a comprehensive interpretation notice on the Royalty Act to dispel industry uncertainty.

Some of the other preliminary recommendations of the Davis Tax Committee have included the upfront capital expenditure write-off regime being discontinued and replaced with an accelerated capital expenditure depreciation regime, which is in parity with the write-off periods provided for in respect of the manufacturing (40/20/20/20) basis. Another recommendation has been to bring the taxation of newly established gold mines into line with the tax regime applicable to non-gold mining taxpayers (in so far as possible). The Davis Tax Committee has recommended that the so called “gold formula” be retained for existing gold mines. Given the retention of the gold formula for existing gold mines, it will be necessary to retain ring-fences in mines where the gold formula subsists. With regard to the additional capital allowances available to gold mines, the Davis Tax Committee has recommended that such allowances should be phased out so as to bring the gold mining corporate income tax regime into parity with the tax system applicable to taxpayers as a whole.

Environmental laws relating to mining

National Environmental Management Act

The MPRDAA repealed the sections in the MPRDA that dealt with environmental regulation of mining and prospecting operations. This was the first step in migrating environmental regulation provisions from the MPRDA into National Environmental Management Act, No. 107 of 1998 (NEMA). NEMA was then amended by the National Environmental Management Amendment Act, No. 62 of 2008 and then again by the National Environmental Management Laws Amendment Act, No. 25 of 2014, and now includes provisions to deal with environmental regulation of mining and prospecting which provisions are administered by the MRE Minister.

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

See also “Item 4B: Business Overview-Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview-Environmental, Health and Safety Matters”.

Financial Provision Regulations

On 20 November 2015, the Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations were published in the Government Gazette No. 39425 under GNR. 1147 (Financial Provision Regulations, 2015), and now fall under NEMA. The Financial Provision Regulations, 2015 are similar to the previous provisions under the MPRDA. However, the mining industry believes some of the significant changes introduced by the Financial Provision Regulations, 2015 include:

•
broader definition of “financial provision” requires the holder to make financial provisions for any adverse impacts that might arise from mining operations and is not limited to those identified in the environmental management plan (EMP), as was previously the case;

•	requiring the holder to annually assess environmental liability estimates and adjust the financial provision to the satisfaction of the MRE Minister;

•
requiring the holder to submit an audit report from an independent auditor to the MRE Minister on the adequacy of the holder’s financial provision. If the MRE Minister is not satisfied with the assessment, he is entitled to appoint his own auditor;

•
requiring that a holder maintain and retain a financial provision following the issuance of a closure certificate. Furthermore, the MRE Minister may retain such portion of the financial provision as may be required to rehabilitate the closed mining or prospecting operation in respect of latent, residual or any other environmental impacts, including the pumping of polluted or excess water, for a prescribed period. This is not only in respect of holders of rights, but also now in respect of holders of old order rights and holders of works;

•
before the coming into effect of the Financial Provision Regulations, 2015, holders could make financial provision for annual rehabilitation, final rehabilitation and post-closure residual impacts and water pumping by adding up the total amount for these three types of rehabilitation and making financial provision for the same using one or a mix of four methods:

•	depositing cash in to the DMRE bank account;

•
keeping the amount in a rehabilitation trust in accordance with the Income Tax Act, No. 58 of 1962 (the amount in the trust can only relate to financial provision for post-closure residual impacts and water pumping and not for annual and final closure);

•	obtaining a financial guarantee or a bank guarantee in respect of the amount; or

•	using a method determined by the Director-General (uncommon in practice).

•
a holder’s financial provision at any given time must be equal to the sum of actual costs of implementing all three broad classes of rehabilitation for at least 10 years from such date of assessment of financial provision; and

•
the financial provision liability associated with annual rehabilitation, final closure and latent or residual environmental impacts may not be discounted based on value of the assets at mine closure or mine infrastructure salvage value.

Failure to align to the Financial Provision Regulations, 2015 constitutes non-compliance with section 24P of NEMA, which entitles the DMRE to issue a directive to remedy such non-compliance and failure to comply with the directive is an offence under section 49A(g) of NEMA. A person convicted of an offence under section 49A(g) of NEMA is liable to a fine not exceeding ZAR 10 million and/or to imprisonment for a period not exceeding 10 years.

The mining industry has raised concerns with the Financial Provision Regulations, 2015, in particular with respect to: confusion regarding the applicability of the Financial Provision Regulations, 2015 to applicants and to previous rights holders; duplicate funding or double provisioning; unclear methods and periods for determining financial provision; legal barriers to use of trust funds; burdensome public consultation and disclosure requirements; transitional provisions and time frames; requirements for an additional three plans; over-auditing, time and cost implications; and inclusion of care and maintenance.

On 21 September 2018, the Acting Minister of Environmental Affairs published a series of amendments to the Financial Provision Regulations, 2015 which included, among other things, the repeal of prior amendments and the extension of the deadline for compliance to 19 February 2020.

On 17 January 2020, the Minister of Environment, Forestry and Fisheries published another amendment to the Financial Provision Regulations, 2015. This amendment extended the transitional period for certain existing rights and permit holders until 19 June 2021.

Proposed Financial Provision Regulations

In May 2019, the South African Proposed Regulations Pertaining to the Financial Provision for the Rehabilitation and Remediation of Environmental Damage caused by Reconnaissance, Prospecting, Exploration, Mining or Production Operations, 2019 (Proposed Financial Provision Regulations, 2019) were released for public comment.

The Proposed Financial Provision Regulations, 2019 provide that holders of prospecting rights and mining rights or permits, who applied for the right or permit prior to 20 November 2015, will be required to comply with the new regulations no later than three months following the first financial year end of the relevant holder subsequent to 19 February 2020. Some of the key features of the Proposed Financial Provision Regulations, 2019 and the concerns raised during the commenting process by mining companies are the following:

•
Regulation 7(3) provides that “funds set aside for financial provision must remain in place until a closure certificate is issued, unless a withdrawal as contemplated in regulation 11 is allowed”. Regulation 11 outlines the procedure for holders to follow when seeking to withdraw financial provision and provides that the MRE Minister must approve withdrawals with the concurrence of the Minister of Human Settlements, Water and Sanitation and the Minister of Finance. The withdrawal of financial provision can only occur after the stringent requirements stipulated in regulation 11 are met and are only allowed for decommissioning and final closure and not for ongoing or concurrent rehabilitation. Since the financial provision is not accessible to the holder for use during the life of the right, the holder has to effectively make double provision (the first being financial provision and the second being actual expenditure incurred for rehabilitation). The implications of regulation 7(3), read with regulation 11, may include a rise in the amount of financial guarantees provided in connection with mining operations;

•
Regulation 12(2) prescribes that the determination, review and assessment of financial provision must be undertaken by a specialist which must be audited by an independent auditor as provided for in regulation 13(1)(a) and submitted for approval to the MRE Minister. This requirement places a significant administrative and cost burden on the mining industry; and

•	Value-added tax (VAT) is included in the financial provision calculation. This inclusion is seen as onerous by the mining industry.

AngloGold Ashanti’s rights and permits

Under South African law, a mining right will be granted to a successful applicant for a period not exceeding 30 years. Thereafter, mining rights may be renewed for additional periods not exceeding 30 years at a time. A mining right can be cancelled if the mineral to which such mining right relates is not mined at the production rate undertaken by the mining right holder in the approved mining work programme. A prospecting right will be granted to a successful applicant for a period not exceeding five years and may only be renewed once for three years. In addition, a retention period of up to three years after prospecting could be allowed under certain circumstances, which may be renewed once for up to two years, subject to certain conditions. Refining licences are granted by the South African Diamond and Precious Metals Regulator for a period not exceeding 30 years and may be renewed for an unlimited number of further periods.

AngloGold Ashanti currently holds three mining rights in South Africa. These mining rights relate to operations in the West Wits area and have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Titles Registration Office (MPTRO). Mining right GP 30/5/1/2/2/01 MR (DMRE reference) in respect of gold, silver, nickel and uranium covers an area of approximately 6,477 hectares and expires in 2036. Mining right GP 30/5/1/2/2/11 MR (DMRE reference) in respect of gold, silver, nickel and uranium covering an area of approximately 31 hectares expired in 2016 and the company is currently in the process of renewing this mining right following a timely submission of a renewal application. Mining right GP 30/5/1/2/2/248 MR (DMRE reference) in respect of sand covers an area of approximately 196 hectares and expires in 2022. AngloGold Ashanti currently does not hold any prospecting rights in South Africa.

AngloGold Ashanti also held a mining permit for the recovery of sand and clay in the West Wits area. Mining permit GP 30/5/1/2/2/174 MP (DMRE reference) in respect of sand and clay expired in 2017 and the company is currently in the process of renewing this mining permit following a timely submission of a renewal application.

AngloGold Ashanti submitted an application in terms of section 102 of the MPRDA in March 2017 to consolidate the company’s three mining rights and its mining permit in South Africa into one single mining right (GP 30/5/1/2/2/01 MR) (Consolidation Application). The Consolidation Application requested the DMRE to suspend the renewal applications for mining right GP 30/5/1/2/2/11 MR and mining permit GP 30/5/1/2/2/174 MP in order to process the Consolidation Application. The DMRE acknowledged the Consolidation Application in July 2018 and is currently considering the Consolidation Application.

In addition, AngloGold Ashanti holds a refining licence (AP06789) relating to the Vaal River area expiring in 2039.

CONTINENTAL AFRICA

Democratic Republic of the Congo (DRC)

General laws relating to mining

The mining industry in the DRC is primarily regulated by law No. 007/2002 dated 11 July 2002 (2002 DRC Code) as amended by law No. 18/001 dated 29 January 2018 (Reformed DRC Mining Code) and decree No. 038/2003 dated 26 March 2003 as amended by decree No. 18/024 dated 8 June 2018 (Reformed DRC Mining Regulations).

As regards the application of the Reformed DRC Mining Code and Reformed DRC Mining Regulations, Kibali Goldmines SA (Kibali) has reserved and continues reserving its rights, including, without limitation, its stability rights under, among other legal sources, the 2002 DRC Code. Discussions with the DRC government on these issues and the possible application of incentives that may be available under the Reformed DRC Mining Code and Reformed DRC Mining Regulations are ongoing.

In accordance with prior mining legislation, companies holding mining titles issued prior to the entry into force of the Reformed DRC Mining Code and Reformed DRC Mining Regulations have claims to a 10-year stability provision. Notwithstanding the adoption of the new regulatory regime, their rights with respect to such stability provision are reserved.

The Reformed DRC Mining Code grants the DRC Minister of Mines the authority to grant, refuse, suspend and terminate mineral rights, subject to conditions set out in the Reformed DRC Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of five years or in the form of mining permits which are granted for an initial period of 25 years. An exploration permit may, at any time before expiry, be transformed partially into a mining permit or a small-scale mining permit. Mining permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of a feasibility study, an environmental impact study and an environmental management plan.

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

Tax laws relating to mining

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

Mining companies are required to grant a free-carried and non-contributory participation to the DRC government. The DRC government’s free participation was previously set at 5 percent but was increased to 10 percent in respect to mining titles issued after the entry into force of the Reformed DRC Mining Code. All mining companies are required to grant an additional 5 percent free-carried participation to the DRC government upon each renewal of their exploitation permit. Under the Reformed DRC Mining Code, a 10 percent local contributory participation is also mandatory for mining titles issued after its entry into force.

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

Article 220 of the Reformed DRC Mining Code provides that the Prime Minister of the DRC may grant a number of incentives to provinces suffering from infrastructures deficits to encourage economic development from mining resources. Discussions are currently ongoing with the DRC government with respect to incentives that could be available under article 220 of the Reformed DRC Mining Code.

On 18 July 2012, the Convention between the government of the Republic of South Africa and the government of the DRC for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (Convention) came into effect. The Convention is applicable to (i) withholding taxes on amounts paid or credited on or after 1 January 2013; and (ii) other income taxes, levied in respect of taxable periods beginning on or after 1 January 2013. The Convention reduces the withholding tax on dividends paid by companies resident in the DRC to companies resident in South Africa from 20 percent to 5 percent and on interest paid by companies resident in the DRC to companies resident in South Africa from 20 percent to 10 percent. A South African company must own at least 25 percent of a relevant DRC entity’s outstanding shares in order to take advantage of the reduced rates.

AngloGold Ashanti’s rights and permits

AngloGold Ashanti holds a significant stake in the Kibali gold mine which is located in the north-eastern part of the DRC. The gold mine is owned by Kibali Goldmines SA (Kibali) which is a joint venture between Barrick (45 percent), AngloGold Ashanti (45 percent) and Société Minière de Kilo-Moto SA (SOKIMO) (10 percent) which represents the interest of the DRC government. The gold mine is operated by Barrick.

Kibali comprises 10 permits, of which seven expire in 2029 and three in 2030. The Kibali gold project covers an area of approximately 1,836 km2 in the Moto goldfields.

Ghana

General laws relating to mining

Control of minerals and mining companies

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (GMM Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of reconnaissance, prospecting, recovery and associated land usage being granted under licence or lease.

The grant of a mining lease by the Ghana Minister of Lands and Natural Resources (LNR Minister) upon the advice of the Minerals Commission is subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by the Ghanaian Parliament.

The LNR Minister has the power to object to a person becoming or remaining a controller of a company which has been granted a mining lease if the LNR Minister believes, on reasonable grounds, that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

In 2019, Parliament passed the State Interests and Governance Authority Act, 2019 (Act 990) establishing the State Interests and Governance Authority (SIGA). The functions of SIGA include the oversight and administration of the State’s interests in state-owned enterprises, joint venture companies and other entities in which the State has an interest. This applies to mining companies on account of the Government’s mandatory free-carried equity interest in mining companies as provided for under the GMM Act. However, the Government of Ghana does not have a free-carried interest in any of AngloGold Ashanti’s mines in Ghana.

Stability and development agreements

The GMM Act provides for stability agreements as a mechanism to guarantee certain terms and conditions, mainly fiscal, to which a company’s operations are subject for a period of 15 years. Stability agreements are subject to ratification by Parliament. A development agreement, as provided for by the GMM Act, may be made available to a mineral right holder with a proposed investment exceeding USD 500 million. The GMM Act also provides that the terms of a development agreement may contain stability terms as provided for in stability agreements. A development agreement is subject to parliamentary ratification.

In January 2020, the Minerals Commission proposed certain amendments to the GMM Act, including, among other measures, the abolishment of development agreements and the shortening of stability agreements from a period not exceeding 15 years to a period of five years (with a possible extension of another five years). The Minerals Commission is currently engaging with stakeholders on these proposed amendments. Following this engagement, the Minerals Commission may present the proposed amendments to the LNR Minister who can then decide to submit a draft bill to Parliament. If such bill were to be adopted by Parliament, it would not apply retroactively. As a result, the proposed amendments will not have an impact on existing development agreements, including the Obuasi Development Agreement (as described below).

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

The Government of Ghana further agreed that AngloGold Ashanti’s Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance until April 2019, which is 15 years after the completion of the business combination.

In relation to the Obuasi mine, AngloGold Ashanti (Ghana) Limited (AGA Ghana) negotiated a new development agreement and a new tax concession agreement with the Government. These regulatory and fiscal agreements, which govern the redevelopment of the Obuasi mine, have received parliamentary approval in June 2018. As a result of the ratification of these agreements, the Ghana Stability Agreement ceased to apply to the Obuasi mine.

Notwithstanding the aforementioned, the Ghana Stability Agreement still applied to the Iduapriem mine until it expired in April 2019. Since this expiration AngloGold Ashanti (Iduapriem) Limited (AGA Iduapriem) does not benefit from any peculiar tax concessions or other protections resulting from the Ghana Stability Agreement anymore. Relevant engagements are currently ongoing between AGA Iduapriem with the Minerals Commission to obtain a new stability agreement and tax concession agreement for the Iduapriem mine.

Obuasi Development Agreement

On 21 June 2018, Parliament ratified the Development Agreement in relation to the Obuasi mine (Obuasi DA) which contains stability terms as provided for in stability agreements.

The Obuasi DA confers the following rights and obligations on AGA Ghana with respect to the Obuasi mine:

•
Stabilization of the fiscal and regulatory framework (except for enactments promoting the use of Ghanaian goods and services) for a period of 10 years with a potential of it being extended for five years;

•	Confirmation of accounting currency to be US dollars;

•	Right to hold up to 80 percent of proceeds received from exporting minerals in foreign currencies outside of Ghana in accordance with existing arrangements;

•	Obligation to set up a “Community Trust Fund” for Obuasi funded at $2 per ounce produced;

•	Obligation to give preference to materials and goods made in Ghana as well as services provided by Ghanaians, entities incorporated or formed in Ghana and entities owned and controlled by Ghanaians;

•	Obligation to give preference to Ghanaian skills where they are available;

•	Obligation to employ high standards of safety; and

•	Right to peaceful enjoyment and protection against expropriation.

Obuasi Tax Concession Agreement

The fiscal terms which will ordinarily form part of a single stabilisation document were separated from the Obuasi DA. Hence a separate tax concession agreement in relation to the Obuasi mine (Obuasi TCA) was signed with the Government. On 21 June 2018, Parliament ratified the Obuasi TCA.

The key terms of the Obuasi TCA are as follows:

•	Corporate Income Tax to be 32.5 percent or such lower rates as may be fixed by law (current statutory rate is 35 percent);

•
Unutilised capital allowances carried forward by AGA Ghana which relate to the period before the effective date of the Obuasi TCA which have not already been utilized for the purposes of calculating taxable income shall continue to be carried forward until 31 December 2020;

•
Existing tax losses and new tax losses as well as a special concession to carry forward capital allowances to be converted into tax losses as at the end of 2020, will apply to AGA Ghana (whoever is the owner of AGA Ghana and whether or not AGA Ghana was to enter into a joint venture in respect of the Obuasi mine);

•	Exemptions of certain items from Import Duty;

•	Exemption of the following transactions from Capital Gains Tax:

•
an issue of shares by a publicly listed company which holds a direct or indirect interest in AGA Ghana in connection with a raising of finance, an acquisition or a reorganization or an issue of shares by a company in connection with a new listing;

•
transfers of shares in any publicly listed company which holds a direct or indirect interest in AGA Ghana other than a transfer of shares which results in a third party holding more than 35 percent of the shares in the listed company; and

•
a reorganization of a company which holds a direct or indirect interest in AGA Ghana where following the reorganization the shareholders are substantially similar to those shareholders of the ultimate parent entity immediately prior to the transaction;

•	Non-application of section 62(1) of the Income Tax Act, 2015 (Act 896) in relation to change in underlying ownership under the following circumstances:

•	a joint venture in relation to Obuasi gold mine;

•
an issue of shares by a publicly listed company which holds a direct or indirect interest in AGA Ghana in connection with a raising of finance, an acquisition or a reorganization or an issue of shares by a company in connection with a new listing;

•
transfers of shares in any publicly listed company which holds a direct or indirect interest in AGA Ghana other than a transfer of shares which results in a third party holding more than 50 percent of the shares in the listed company; and

•
a reorganization of a company which holds a direct or indirect interest in AGA Ghana where following the reorganization the shareholders are substantially similar to those shareholders of the ultimate parent entity immediately prior to the transaction;

•	Sliding scale royalty rate ranging from 3 percent to 5 percent for a price ranging from $1,300 up to $2,000 and above per ounce instead of the current flat rate of 5 percent;

•	Exemption from the payment of VAT on items imported under the Import Duty List up to 31 December 2023; and

•	Entitlement to a refund of VAT credit at the pre-production stage notwithstanding that AGA Ghana will not meet certain conditions for qualifying for refunds.

Corporate regulation

Parliament passed the new Companies Act, 2019 (Act 992) which repeals the Companies Act, 1963 (Act 179). Act 992 introduced amendments to the regulation of companies in Ghana and establishes the Office of the Registrar of Companies. As a general matter, Act 992 maintained the provisions of Act 179. It, however, introduces stricter requirements for persons who are to be appointed as directors of a company as well as for company secretaries. Companies are also required to appoint new external auditors every six years.

A company is also not required to have bylaws or “regulations” as was the case under Act 179. Instead, a company may opt to have a registered constitution. Nevertheless, it is expected that the current regulations for AGA Ghana and AGA Iduapriem will be redrafted and filed at the Companies Registry. Further, a company is not required to have specific objects as prescribed previously. The implication of this is that a company can carry out any type of business unless otherwise specifically stated in the company’s constitution.

Government’s Golden Share

Section 60(1) of the GMM Act provides that the Government of Ghana can require a mining company to issue for no consideration to the Republic of Ghana a special share (Golden Share) by notice in writing to such mining company. The Government of Ghana exercised this right in respect of AGA Ghana and as a result was issued with a Golden Share in AGA Ghana. Under the Ghana Stability Agreement, this Golden Share was to apply solely to AGA Ghana’s assets and operations in Ghana. Following the expiration of the Ghana Stability Agreement in April 2019, the Government of Ghana reconfirmed and agreed in the Obuasi DA that the Government’s rights with respect to its Golden Share apply only in respect of AGA Ghana’s assets and operations in Ghana.

The Golden Share may only be held by or transferred to a Minister of the Government or any person acting on behalf of such Government and authorised in writing by such Minister.

The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:

•	any amendment to or removal of the relevant provisions of the AGA Ghana Regulations setting out the rights and restrictions attaching to the Golden Share;

•	the voluntary winding-up or voluntary liquidation of AGA Ghana;

•	the redemption of or purchase by AGA Ghana of the Golden Share;

•	the disposal of any mining lease held by AGA Ghana or any subsidiary of AGA Ghana; and

•
any disposal by AGA Ghana (other than any disposal in the ordinary course of business of AGA Ghana) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the AGA Ghana group taken as a whole. For this purpose, a part of the AGA Ghana group’s assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the AGA Ghana group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the AGA Ghana group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

Upon a return of assets in a winding-up or liquidation of AGA Ghana, the holder of the Golden Share is entitled to the sum of GHS 0.10 cedis in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AGA Ghana. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalisation issue.

The holder of the Golden Share may require AGA Ghana to redeem the Golden Share at any time in consideration of the payment to such holder of GHS 0.10 cedis.

Tax laws relating to mining

Fiscal regime

Currently, the main tax laws in Ghana include the following acts and regulations:

•	Income Tax Act, 2015 (Act 896) (as amended) and Income Tax Regulations, 2016 (L.I. 2244);

•	Customs Act, 2015 (Act 891) (as amended) and Customs Regulations, 2016 (L.I. 2248);

•	Value Added Tax, 2013 (Act 870) (as amended) and Value Added Tax Regulations, 2016 (L.I. 2243); and

•	Revenue Administration Act, 2016 (Act 915).

In 2012, the tax laws of Ghana were amended. Changes to the tax laws included:

•
An increase in the income tax rate applicable to mining businesses from 25 percent to 35 percent. The Obuasi TCA limits the corporate income tax rate for AGA Ghana to 32.5 percent and AGA Iduapriem was protected until April 2019 from any increase exceeding the rate provided for under the Ghana Stability Agreement. Following the expiration of the Ghana Stability Agreement, AGA Iduapriem currently pays an income tax rate of 35 percent;

•
Introduction of a new capital allowance regime for class 3 assets (which include mineral and petroleum exploration and production rights, buildings, structures and works of a permanent nature used in mineral and petroleum exploration and production and plant and machinery used in mining and petroleum operations) that provides for a 20 percent straight line rate for a period of five years. AGA Ghana is protected under the Obuasi TCA and AGA Iduapriem was protected until April 2019 from such change pursuant to the Ghana Stability Agreement;

•
Elimination of the 5 percent allowance on prior year additions. Prior to the 2012 amendment, the tax code granted an additional 5 percent of the value of assets acquired and qualified to be classified as class 3 assets for the purpose of granting capital allowances. Capital allowance is now 20 percent each year on the total value of the assets. The Obuasi TCA provides that unutilised capital allowances carried forward by AGA Ghana which relate to the period before the effective date of the Obuasi TCA which have not already been utilized for the purposes of calculating taxable income shall continue to be carried forward until 31 December 2020. From 1 January 2021, any such unutilized capital allowances shall be 20 percent each year on the total value of assets. AGA Iduapriem was protected until April 2019 from such change pursuant to the Ghana Stability Agreement; and

•
A ring fencing rule to prevent mining businesses from deducting or setting off costs from one mining area with another’s income. This ring fencing rule applies to AGA Ghana under the Obuasi TCA. Pursuant to the Ghana Stability Agreement, this change did not affect AGA Iduapriem until April 2019.

Between 2018 and 2019, the following changes have been made to the fiscal regime of Ghana:

•
The Minerals Income Investment Fund Bill has been passed by Parliament to establish a Fund to receive mineral royalties and related income as well as establish a special purpose vehicle to vest the Ghanaian Government’s carried interest in mining companies. It will also provide for the disbursement and management of the royalties received from mineral rights holders by Ghana’s Government. This would not impose any additional burden on mining companies such as AngloGold Ashanti but would only change the legal personality holding the Ghanaian Government’s carried interest; and

•
The Income Tax (Amendment) Act, 2019 (Act 1007) was passed to revise the rates of tax for the chargeable income for resident individuals, and to provide for a tax holiday for automobile manufacturers and assemblers.

VAT

In 2018, the Value Added Tax (Amendment) Act, 2018 (Act 970) revised the VAT rate on taxable supplies to 12.5 percent. The National Health Insurance (Amendment) Act, 2018 (Act 971) decoupled the National Health Insurance Levy of 2.5 percent from the VAT and as a result is no longer included in the VAT. Act 971 converted the NHI Levy into a straight levy which is not subject to the input and output method of accounting for VAT. Same was done for the Ghana Education Trust Fund portion of the VAT under the Ghana Education Trust Fund (Amendment) Act, 2018 (Act 972). The implication is an increase in the total tax liability payable by the consumer. However, by virtue of the Obuasi DA and Obuasi TCA, AGA Ghana will not be affected by these revised rates. Following the expiration of the Ghana Stability Agreement, AGA Iduapriem is subject to these revised rates.

Income taxes

In November 2015, Parliament passed the Income Tax Act, 2015 (Act 896) (ITA) which repealed the Internal Revenue Act, 2000, (Act 592), as amended. The ITA became effective from 1 January 2016 for the 2016 year of assessment. The ITA ring fences and taxes income derived from mining operations at the rate of 35 percent. For the purpose of ascertaining the income of a person for taxation, each separate mineral operation is treated as independent business and taxed accordingly. The Obuasi TCA for AGA Ghana provides for a stabilised income tax rate of 32.5 percent. Pursuant to the Ghana Stability Agreement, the ITA did not apply to AGA Iduapriem until April 2019. Following its expiration, AGA Iduapriem currently pays income tax at the rate of 35 percent.

The ITA provides for the carrying forward of losses for up to five years and those losses carried forward can only be used in the order in which they were generated or incurred. The ITA further prohibits the deferment of capital allowances calculated or granted for a particular year.

The ITA imposes a withholding tax on dividends paid by a person conducting mineral operations in Ghana at 8 percent. This is regardless of the amount of shareholding a shareholder or shareholders may have in the entity paying the dividend. However, a person holding or controlling directly or indirectly at least 25 percent of the voting power of the company paying the dividend may be allowed some tax exemptions. The ITA also introduces some variation in the rates of withholding taxes. For example, payments for the supply of services (Payments with a Source in Ghana to Persons Other Than Individuals) has been increased from 5 percent to 15 percent; the withholding tax on resident Directors’ remuneration has been increased from 10 percent to 20 percent; and withholding taxes on natural resource payments and royalties have been increased from 10 percent to 15 percent. This may have an indirect impact on AngloGold Ashanti’s operations as this rate will have a material impact on the margins of suppliers and possibly their working capital. Suppliers may therefore seek to pass this on to AngloGold Ashanti by increasing their fees and charges.

The ITA also abolishes the flat 15 percent rate of tax on capital gains. Capital gains are now included in business or investment income and taxed at the applicable income tax rate which, for persons engaged in mineral operations, is 35 percent.

Various amendments were made to the ITA over the years. For example, the Income Tax (Amendment) Act, 2017 (Act 941) provides for the exemption from tax of the gains from the realisation of securities listed on the Ghana Stock Exchange and the Tax Amnesty Act, 2017 (Act 955) granted amnesty to persons who failed to register with the Commissioner-General or file their tax returns or pay taxes as required by enactments administered by the Commissioner-General.

Ground rent (mineral concession rent)

The Fees and Charges (Amendment) Instrument, 2015 (L.I. 2208) was passed by Parliament on 23 December 2015 and fixed, among other things, the payment of ground rent by mining companies at GHS 15 cedis per acre per annum.

AGA Ghana is paying $670 (GHS 3,705 cedis) per km2 per annum for all the AGA Ghana leases. The Obuasi DA protects AGA Ghana from any increase in ground rent for the duration of that development agreement. AGA Iduapriem is also paying $670 (GHS 3,705 cedis) per km2 per annum for all the AGA Iduapriem leases.

Customs Common External Tariff

Following the passage of the Customs (Amendment) Act, 2015 (Act 905) by the Ghana Revenue Authority, the ECOWAS Regional Common External Tariff (CET) came into effect on 1 February 2016 meaning that the Member States of the Economic Community of West African States (ECOWAS) will apply the same customs tariffs to third countries. The CET is one of the instruments utilised to harmonize regulation in ECOWAS Member States and strengthen its common market.

Royalties

Under the Minerals and Mining (Amendment) Act, 2015 (Act 900), the Minister will prescribe the royalty rate payable and the manner of payment by passing a Legislative Instrument or other subsidiary legislation. The current royalty rate amounts to 5 percent.

The company is required to pay ground rent to the Government of Ghana (as described above) as well as such other fees as are prescribed by legislation, including royalties on timber felled within the lease area.

Environmental laws relating to mining

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

In June 2014, the Ghana EPA and the Minerals Commission circulated draft Mining and Environmental Guidelines to all mining companies for comment. The guidelines concern environmental management, reclamation, closure requirements and the proposed

Mining Community Development Scheme and have not yet become effective. The Mining Community Development Scheme, which directly sponsors socio-economic development in communities in which mining operations take place or which are affected by mining activities, has since been established pursuant to the Minerals Development Fund Act, 2016 (Act 912).

Illegal and unsustainable mining practices

The Multilateral Mining Integrated Project (MMIP) is a 5-year project launched by the Government of Ghana in 2017 to address illegal and unsustainable mining practices in Ghana. The MMIP “combines a Legislation, Enforcement, Civil, Integrated and Technological Approach (LECITA) as a sustainable and structured yet regimented conjoint concept” to combat illegal mining. The MMIP involves (i) reviewing and enforcing the legal and regulatory regime of the small scale mining sector, (ii) reclaiming and rehabilitating degraded lands, (iii) dredging silted estuaries and waterways, (iv) implementing social interventions to facilitate livelihood creation in mining communities, (v) adapting technology to increase mining efficiency, processing, environmental protection and monitoring activities, and (vi) building the capacity of artisanal and small-scale miners and regulatory institutions.

In addition, other initiatives have been undertaken to combat illegal mining. For example, the Minerals and Mining (Amendment) Act, 2015 (Act 900) makes provision for the confiscation of the equipment of illegal miners and, as a result of recent illegal mining activities, the GMM Act was amended to increase penalties for illegal mining and expressly criminalize the aiding and abetting of illegal mining activities. The prescribed minimum sentence for illegal mining is now 15 years and maximum of 25 years for foreigners who engage in illegal mining.

Foreign exchange, export and other rules

Retention of foreign earnings

AngloGold Ashanti’s operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings in an offshore foreign exchange account. In addition, the company has permission from the Bank of Ghana to retain and use US dollars, outside of Ghana, to fulfil payment obligations to the company’s hedge counterparties which cannot be met from the cash resources of its treasury company.

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

•
investment income, technology and management transfer entitlements, expatriate emoluments, and other incentive packages and overseas commitments under provisions in various legislation and legislative instruments such as the GMM Act, and the Technology Transfer Regulations, 1992 (L.I.1547); and

•	other outward payments for imports of goods and services.

The notice also stated that all balances in Foreign Currency Accounts (FCAs) and Foreign Exchange Accounts (FEAs) will continue to be held in foreign currency and will not be converted into Ghana cedis. External transfers of up to $10,000 per annum without documentation from FEA and FCA are still permitted. Balances held in FEAs and FCAs continue to remain available for all legitimate external transactions.

The Bank of Ghana on 9 August 2014 further revised the rules on foreign exchange operations, effectively reversing the initial directives controlling transactions in foreign exchange. The key details are as follows:

•
Exporters shall continue to repatriate in full export proceeds in accordance with the terms agreed between the trading parties. Such proceeds shall be credited to their FEAs and converted on a need basis;

•	FEAs and FCAs will continue to be opened and operated as they were before the notices of 4 February 2014;

•	Except for transfers from FEA to FCA which are still prohibited, all other transfers between accounts are permitted;

•	FCAs shall be fed only with unrequited transfers such as transfers from abroad for investment or embassy transfers;

•	FEAs shall be fed with foreign exchange generated from activities in Ghana such as proceeds from exports of goods and services; and

•	The threshold for transfers abroad without initial documentation remains at $50,000.00.

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

Rules regarding the export of gold and diamonds

The Bank of Ghana introduced new measures to regulate and monitor the export of gold and diamonds from Ghana in 2015. From 15 September 2015, all exports of gold and diamonds must be carried out through the Precious Minerals Marketing Company Ltd (PMMC), except where the exporter is the holder of a licence that permits it to export directly. The Ghana Revenue Authority (Customs Division) only permits gold to be exported by a licensed gold exporter who has a completed Form FEX A4 bearing Bank of Ghana’s embossment. The export measures do not apply to AngloGold Ashanti because the company holds a licence granted by the LNR Minister to sell and export its production.

The Bank of Ghana issued a notice (Notice No. BG/GOV/SEC/2016/02) which, among other things, allows mining companies to sell the portion of foreign exchange receipts from export that was earmarked for surrender to the Bank of Ghana directly to the commercial banks.

In November 2016, the Ministry of Lands and Natural Resources issued a ministerial directive appointing the PMMC as designated laboratory for assaying in Ghana. The directive requests all persons holding export licenses for gold to submit all gold to be exported to the PMMC for assay before export. Mining businesses, including AngloGold Ashanti, acting through the Ghana Chamber of Mines were opposed to this directive due to its potential negative impact on mining companies in the region. As a result, the Chamber initiated proceedings to reverse or modify the directive. Following discussions in respect of the mining industry’s concerns, the Chamber and Government agreed on the modalities for implementing the national assaying policy and it was introduced in February 2018 following a one-month pilot among certain mining companies. A final document for the implementation of the program will be executed once the Chamber and the PMMC address a few outstanding issues regarding assaying methodologies.

Localisation policy

Mining companies must submit a detailed programme for the recruitment and training of Ghanaians with a view to achieving “localisation”, which is the replacement of expatriate personnel in a company’s Ghanaian operations by Ghanaian personnel. In addition, mining companies must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies. The Minerals and Mining (General) Regulations, 2012 (L.I. 2173) give further details on the localisation policy.

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

In January 2020, the Minerals Commission circulated draft Minerals and Mining (Local Content and Local Participation) Regulations intended to expand the scope of local content requirements in the mining industry. The draft specifically seeks to expand the number of mining related businesses required to comply with local content requirements.

AngloGold Ashanti’s rights and permits

Obuasi

The current mining lease for the Obuasi area was granted by the Government of Ghana on 5 March 1994. It grants mining concessions to land with an area of approximately 338 km2 in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, a mining lease over an adjacent 140 km2 was also granted, resulting in the total area under the mining lease increasing to 474 km2.

The Government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on 23 October 2008.

On 3 March 2016, the Minerals Commission approved AngloGold Ashanti Ghana’s application to surrender approximately 273.54 km2 of the area to the Government of Ghana, reducing the lease areas to 201.46 km2. The remaining parcel of land that will be subject to the mining lease is situated within various villages and townships in the region but excludes the municipality of Obuasi.

AGA Ghana is not required to pay annual mineral right fees as the AGA Ghana Leases were granted prior to the enactment of the GMM Act which imposes such fees. The GMM Act provides that leases granted under laws subsisting immediately before the coming into force of the GMM Act shall continue to be governed by such pre-existing laws. As a result, the AGA Ghana Leases are still regulated by the Minerals and Mining Law, 1986 (PNDCL 153), as amended (notwithstanding the repeal of PNDCL 153 by the GMM Act).

Iduapriem

The Iduapriem mine had been granted four different mining leases: the Iduapriem Mining Lease (36.47 km2), the Ajopa Mining Lease (46.12 km2), the Teberebie Mining Lease (28.53 km2) and the Ajopa South West Mining Lease (28.10 km2). All four mining leases expired between 2018 and 2019. All relevant documents were submitted to apply for the renewal of the leases in September 2017. In January 2020, the Minerals Commission issued a Notice of Grant of Mining Lease for all four leases and the LNR Minister approved the grant of the mining leases. All four renewed leases will expire in February 2025.

AGA Iduapriem is required to pay an annual mineral right fee of $178,000 with respect to the Iduapriem Lease, $136,000 with respect to the Teberebie Lease, $134,000 with respect to the Ajopa South West Lease and $220,000 with respect to the Ajopa lease.

Guinea

General laws relating to mining

In Guinea, all mineral substances are the property of the State. Mining activities are regulated by law L/2011/006/CNT dated 9 September 2011 as amended by law L/2013/053/CNT dated 8 April 2013 and promulgated by decree D/2013/075/PRG/SGG dated 17 April 2013 (together, the Guinea Mining Code).

The Guinea Mining Code is accompanied and implemented by various implementation decrees. To date, various decrees have been adopted, including decree D/2014/015/PRG/SGG adopting a model of mining convention, dated 17 January 2014, order A/2016/1584/MMG/SGG related to the administration’s capacities for the management of integrated mining projects (PARCA-GPI) and its steering committee, dated 6 June 2016, decree D/2016/163/PRG/SGG on the national agency for the development of mining infrastructures (ANAIM), dated 13 June 2016, and decree D/2016/215/PRG/SRG on the appointment of executives to the Ministry of Mines and Geology, dated 8 July 2016. In 2017, the modalities regarding the use of the mining companies’ financial contribution to the development of the local communities and the rules applying to the Local Development Fund (Fodel) created under the Guinea Mining Code have been enacted through the adoption of decree D/2017/285/PRG/SGG setting the conditions for the constitution and management of the Fodel, dated 31 October 2017 and the joint order A/2017/6326/MMG/MATD/SGG setting out the conditions for the use, management and control of the Fodel, dated 22 November 2017. Also, a joint order AC/2017/3228/MATD/MMG/SGG updating the act on the establishment, attribution and functioning of the coordination committees in mining communities (CCLMS), dated 21 July 2017 has been issued by the Ministry of Territorial Administration and Decentralisation and the Ministry of Mines and Geology. The main purpose of the CCLMs, in which all concerned mining companies are represented, being to prevent and settle disputes that may arise in mining communities. In 2019, an inter-ministerial committee was created to supervise and control the Fodel through the adoption of the joint order AC/2019/089/MMG/MATD/SGG setting out the conditions for the constitution, powers and management of said inter-ministerial committee.

AngloGold Ashanti’s rights and permits

The right to undertake mining operations in Guinea can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, exploration licence, mining licence or mining concession.

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

The Guinea Mining Code, which came into force after the conclusion of the Convention de Base, confirms the validity of mining titles previously issued. The Guinea Mining Code also provides that for holders of validly signed and ratified mining conventions, the application of the Guinea Mining Code will take place by way of amendments to the relevant mining convention (in the case of SAG, the Convention de Base), which amendments are to be negotiated between the mining concession holder and the State.

On 28 June 2016, SAG and the Government of Guinea concluded a revised and consolidated convention de base (Revised Convention de Base) which encompasses a renewal of the term of the original Convention de Base and other amendments necessary to support an expansion project proposed to extend the life of the Siguiri mine (the Expansion).

In compliance with the provisions of the Guinea Mining Code, the Revised Convention de Base was ratified by the Guinean National Assembly (law L/2016/N°067/AN dated 30 December 2016, promulgated by decree D/2017/015/PRG/SGG dated 24 January 2017), submitted to the Guinean Supreme Court which rendered a favourable opinion (judgment N°AC 005 dated 16 January 2017), and ratified by the President of the Republic of Guinea (decree D/2017/021/PRG/SGG dated 24 January 2017).

As a consequence, as and from 24 January 2017, the Revised Convention de Base has cancelled and replaced the original Convention de Base and governs the operations at the Siguiri mine and under the Mining Concession.

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

•
SAG’s operations remain governed by the 1995 Guinea Mining Code (the prior mining code) and are only subject to the provisions of the Guinea Mining Code to the extent they are expressly set out in the Revised Convention de Base;

•	the stability of the customs and tax regime is guaranteed for the entire initial term of the Revised Convention de Base, and subject to certain conditions being met, any renewal period(s);

•	the Republic of Guinea holds a 15 percent free-carried/non-contributory interest;

•
the Republic of Guinea is entitled to a royalty on gold of 5 percent based on a spot gold price as per LBMA fixing (PM) up until the date of steady state commercial production of the first phase of the Expansion, after which the royalty rate applicable to gold will vary depending on threshold prices as per LBMA fixing (PM), namely: 3 percent if the gold price is USD 1,300 or less, 5 percent, if above USD 1,300 and up to USD 2,000 and 7 percent if above USD 2,000;

•	SAG will enjoy a 5-year income tax holiday as and from the beginning of steady state commercial production of the first phase of the Expansion, after which the income tax rate is set at 30 percent;

•	a local development tax of 0.4 percent is payable on the sale price for gold and silver received by SAG up until 31 December 2027, after which it will be increased to 0.6 percent;

•	salaries of expatriate employees are subject to a 10 percent income tax;

•	goods imported into Guinea for purposes related to the construction and commissioning of the first phase of the Expansion are exempt from all customs taxes and duties; and

•	SAG is committed to adopting and progressively implementing a plan for the effective rehabilitation of the mining areas disturbed or affected by its operations.

The Mining Concession covers an area divided into four blocks and totalling approximately 1,495 km2. SAG has the exclusive right to explore and mine in any part of the concession area for the duration of the Revised Convention de Base. The Revised Convention de Base also grants SAG with the option to secure certain land rights over additional areas currently covered by exploration permits, but to which SAG may need access for purposes of establishing roads or storage of tailings.

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

Mali

General laws relating to mining

Mining Reform

The mining industry in Mali is currently undergoing a reform as the mining code enacted on 27 February 2012 (2012 Mali Mining Code), which, until recently, was the primary regulation in the mining sector, was replaced by ordinance No.2019-022/P-RM dated 27 September 2019 containing the new mining code of the Republic of Mali (2019 Mali Mining Code). The revision process of Malian mining legislation is not yet completed as the 2019 Mali Mining Code is to be supplemented by one or several decree(s) containing the conditions of implementation of the 2019 Mali Mining Code. While the 2019 Mali Mining Code has entered into force, it appears that the Malian authorities are awaiting the finalization of the various implementing decree(s) to actually enforce the 2019 Mali Mining Code.

Pending the effective enforcement of the 2019 Mali Mining Code by the Malian authorities, the mining operations carried out by AngloGold Ashanti entities in Mali (as further described below), benefit from the stabilisation clauses in their mining conventions, and thus remain subject to the provisions of the previous mining codes of 1970 and 1991 and are also, for residual matters, expressly subject to the provisions of the 2012 Mali Mining Code. The transitory rules of the 2012 Mali Mining Code specify that provisions in respect of certain matters such as administrative surveillance, mine police, rehabilitation and mine closure apply to mining titles issued prior to its entry into in force.

Once the 2019 Mali Mining Code is enforced by the Malian authorities, AngloGold Ashanti entities in Mali will be subject to all the provisions of the 2019 Mali Mining Code except with respect to the validity, scope and duration of their exploitation permits and the provisions on tax and customs regime contained in their mining conventions for their remaining duration. In this regard, the transitory rules of the 2019 Mali Mining Code specify that mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein.

Mining regime

The mining regime deriving from the 2019 Mali Mining Code remains incomplete to date, pending the adoption of the implementing decree(s).

Exploration and prospecting activities are carried out under exploration authorizations (autorisation d’exploration) or exploration permits (permis de recherche). Exploration authorizations and exploration permits give their holder the exclusive right to carry out exploration activities over a given area. Exploration authorizations are granted for a non-renewable period of three years, while exploration permits are renewable twice for additional 3-year periods.

Applications for exploration authorizations and exploration permits must contain various documents attesting to the financial and technical capacity of the applicant as well as a detailed works and costs programme. Exploration authorizations are granted by the Mining Administration (Administration chargée des Mines) while exploration permits are granted by Ministerial Order.

A large scale permit exploitation permit (permis d’exploitation de grande mine) is required to mine a deposit located within the area of an exploration permit. The large scale exploitation permit grants an exclusive right to exploit the named substances and proceed with the processing and commercialization of the substances extracted within its perimeter. Large scale exploitation permits are granted for a maximum period of 12 years renewable for 10 year-periods until depletion of the deposits. The large scale exploitation permit is granted only to the holder of an exploration permit and covers only the area governed by the exploration permit. An application must be submitted to the Mining Administration (Administration chargée des Mines).

As soon as the large scale exploitation permit is granted, the permit holder must incorporate a company under the laws of Mali. The permit holder will assign the large scale exploitation permit for free to this company. The State will have a 10 percent free-carried interest in the company. This interest will be converted into priority shares and the State’s participation will not be diluted in case of an increase in capital. In addition, the company is required to ensure that private Malian investors are offered the possibility to acquire 5 percent of their capital.

Applications for large scale exploitation permits must contain various documents attesting to the financial and technical capacity of the applicant, a feasibility study, a detailed environmental study in respect of the impact of the project on the environment, an environmental permit, a closure and rehabilitation plan as well as a community development plan. The large scale exploitation permit is granted by decree of the Head of Government.

All mining titles mentioned above require an establishment convention (convention d’établissement) to be signed by the State and the titleholder defining their rights and obligations, the duration of which is 20 years.

AngloGold Ashanti’s rights and permits

Historically, AngloGold Ashanti had interests in Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include general provisions regarding exploration (work programme, fiscal and customs framework) and exploitation (formation of a local limited liability mining company, State interest, fiscal and customs framework governing construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene and dispute settlement). AngloGold Ashanti complied with all applicable requirements and the relevant permits were issued (subject to the developments regarding the permit for Yatela, as described below).

Morila’s exploitation permit covers approximately 200 km2 and was issued on 4 August 1999. Morila has a 30-year permit which expires in 2029. Mining of ore has ceased at Morila.

On 23 December 2019, AngloGold Ashanti announced that it, together with its joint venture partner IAMGOLD Corporation, has agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. to Allied Gold Corp. This sale transaction is subject to the fulfilment, or waiver, of a number of conditions precedent which are expected to be fulfilled or waived by the end of April 2020. Sadiola’s prospecting and exploitation agreement covers approximately 303 km2 and was originally entered into on 5 April 1990. Sadiola has a 30-year permit which expires in 2024.

On 14 February 2019, AngloGold Ashanti sold, together with its joint venture partner IAMGOLD Corporation, their holdings in Société d’Exploitation des Mines d’Or de Yatela to the Government of Mali. Certain conditions precedent currently remain outstanding. Prior to the sale, Yatela had begun the implementation of a closure plan in order to relinquish the property. In parallel, discussions had been ongoing for the Government of Mali to take over the residual operations as well as the implementation of the closure plan. In the course of these discussions, an administrative error occurred, leading to the cancellation of Yatela’s permit through decree 2017/0613/PM-RM dated 28 July 2017, notified to Yatela on 5 October 2017. This error has since then been corrected through the issuance of decree 2017-00951/PM-RM dated 28 November 2017 and decree n°2018-0368/PR-RM dated 12 April 2018, the purpose of which was to reinstate Yatela in all of its rights under its exploitation permit. Yatela’s exploitation permit covers approximately 212 km2. Yatela has a 30-year permit which expires in 2030.

Tanzania

General laws relating to mining

Tanzania Mining Act and Tanzania Mining Regulations

Mineral rights in the United Republic of Tanzania are principally governed by the Mining Act, 2010 (No. 14) (Tanzania Mining Act) as amended in 2017 by the Written Laws (Miscellaneous Amendments) Act, 2017 (No. 7) and which was revised and published by the Attorney General of Tanzania on 30 October 2018 as the Mining Act, Chapter 123 (R.E. 2018), and the Mining Regulations, 2010 (Tanzania Mining Regulations), as amended in 2018, which include: Mining (Mineral Beneficiation) Regulations, 2018 as amended in 2019; Mining (Minerals and Mineral Concentrates Trading) Regulations, 2018 as amended in 2019; Mining (Radioactive Minerals) Regulations, 2018; Mining (Local Content) Regulations, 2018 as amended in 2019; Mining (Geological Survey) Regulations, 2018; and the Mining (Audit and Inspection of Records) Regulations, 2018. Other regulations are: Mining (Environmental Protection For Small Scale Mining) Regulations, 2010; Mining (Safety, Occupational Health and Environmental Protection) Regulations, 2010; Mining (Mineral and Gem Houses) Regulations, 2019; Mining (Mining Shareholding and Public Offering) Regulations, 2016 as amended in 2017; Mining (Diamond Trading) Regulation, 2019; Natural Wealth and Resources (Permanent Sovereignty) Code of Conduct for Investors in Natural Resources Regulations, 2020 (Permanent Sovereignty Regulations); and The Natural Wealth Contracts (Review and Re-Negotiation of Unconscionable Terms) Regulations, 2020. The application of the Code of Conduct under the Permanent Sovereignty Regulations extends to employees, agents, suppliers and consultants and requires them to comply with other binding instruments and decisions made based on such instruments, in addition to policies, laws and regulations. The Permanent Sovereignty Regulations make it mandatory to seek the advice of an office bearer or the office of Attorney General, if the requirements of the Code, provisions of the Mining Act or other instruments relating to natural wealth and resources become ambiguous, unclear or in conflict resulting into uncertainty. Further, the Code of Conduct requires investors to conduct periodic reviews in respect of their compliance with such legislation in order to ensure that the investment does not result into unconscionable behaviours prohibited by the laws of Tanzania.

The Tanzania Mining Act and the Tanzania Mining Regulations came into force in November 2010 followed by amendments to the Tanzania Mining Act in 2017 and subsequent amendments to the Tanzania Mining Regulations in 2018 and 2019.

Amendments of the Tanzania Mining Act and the Tanzania Mining Regulations

As mentioned above, the Tanzania Mining Act was amended in 2017 followed by an amendment of the Tanzania Mining Regulations in 2018, together with an Executive Order introducing the following:

•	Dissolution of the Tanzania Minerals Audit Agency whose functions and powers have now been transferred to the Geological Survey of Tanzania (GST);

•
Dissolution of the Mining Advisory Board and introduction of the Tanzania Mining Commission. The functions and powers of the Mining Advisory Board have been taken over by the Mining Commission, including the functions of the Commissioner for Minerals. However, the Mining Commission has been made responsible for matters related to auditing and monitoring of mineral production in Tanzania. The Mining Commission has powers to audit quality and quantity of mineral produced and exported by mining entities, financial records of mining entities for the purposes of tax assessments, and environmental management expenditures of the mining entities for the purpose of assessment of compliance to the mine closure plan. Mineral rights holders were required to submit all geological information in their possession to the GST;

•
A local content requirement for procurement of goods and services: the Tanzania Mining Act requires that mining companies must give: (i) first consideration to good and services provided or manufactured in Tanzania where they meet mining industry specifications (established by the Standards Authority / internationally acceptable standards), (ii) first consideration for employment to qualified Tanzanians, and (iii) adequate provision for on-the-job training of Tanzanians. Specific minimum local content thresholds are specified in Schedule 1 to the Tanzania Mining Regulations. These will be determined by the Mining Commission alongside the work programme. The relevant Minister may prescribe additional minimum local content thresholds;

•
To qualify for holding a Mining Licence in Tanzania, 5 percent of a licensee’s equity must be held by Tanzanians, with 80 percent of its managerial positions held by Tanzanians and 100 percent of other positions held by Tanzanians, in addition to the shareholding of the Government of Tanzania pursuant to Section 10 of the Tanzania Mining Act (i.e. free-carried interest). This amount is determined, and may be varied, by the relevant Minister;

•
Establishment of the Local Content Committee (LC Committee) which will oversee the implementation of the Tanzania Mining Regulations and which is composed of a member of the Mining Commission, the Director of Labour and Employment, a member of the Tanzania Private Sector Foundation, the CEO of the Geological Survey of Tanzania, the head of legal services at the Ministry for Minerals and the Executive Secretary of the Mining Commission. The LC Committee sets minimum standards for local content plans and reports to the Mining Commission;

•
Introduction of a statutory procedure for the conduct of Corporate Social Responsibility (CSR), whereby a company is required to prepare annually a credible CSR plan jointly agreed with the local government authorities in consultation with the Minister for Finance and the Minister for Local Government Authorities; and

•	Cancellation of retention licences; right over such licences revert to the Government of Tanzania.

Minimum shareholding and public offering

The Mining (Minimum Shareholding and Public Offering) Regulations, 2016 came into force by Government Notice No. 286 published on 7 October 2016 and revised by amendment on 24 February 2017. On 10 January 2018, the Government of Tanzania published its new Tanzania Mining Regulations, 2018, which contain, amongst others, the implementation provisions of the amended Tanzania Mining Act.

The regulations set out the requirement to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock Exchange, which will apply to companies that are carrying out large scale mining operations. The regulations also require all existing holders of a special mining licence to list a minimum of 30 percent of their shares on either the Main Investment Market or the Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within 6 months of the regulations coming into force, which was on 24 February 2017. However, we believe the listing requirement conflicts with the mining development agreement.

Arbitration

Along with other major mining companies, AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the Government of Tanzania to gain assurances that the Geita gold mine will not be affected by the legal and fiscal changes mentioned above, given their mining development agreements which guarantee fiscal and regulatory stability as well as an agreement between all parties before material legal and regulatory changes are made. As a precautionary step to safeguard its interests, AngloGold Ashanti commenced international arbitration proceedings against the Government of Tanzania in connection with the enactment of this legislation in July 2017. These arbitral proceedings are currently stayed until 13 May 2020 in order to afford the parties the opportunity to achieve an amicable resolution of the dispute.

The arbitration action against the Government of Tanzania seeks declaratory relief in accordance with the terms of the mining development agreement to preserve the company’ and its shareholders’ rights and interests in the Geita gold mine, including confirmation from the Government of Tanzania that the company is exempt from the listing requirement. The arbitration proceedings also seek to confirm that AngloGold Ashanti does not, as a result of its existing mining development agreement, fall within the scope of the new mining legislation, under which the Government of Tanzania has the right to (i) renegotiate existing mining agreements at its discretion, (ii) receive a free-carried interest of no less than 16 percent in all mining projects, and (iii) acquire up to 50 percent of the shares of the mining company commensurate with the total tax expenditure incurred by the Government in favour of the mining company, and which includes an increase in the rate of revenue royalties from 4 to 6 percent and a 1 percent clearance fee. AngloGold Ashanti can provide no assurance that the new mining legislation, including the listing requirement, will not apply to its operations in Tanzania and the outcome of the arbitration action may have a material adverse impact on the company’s results of operations and financial condition. See also “Item 8A: Legal Proceedings-Tanzania”.

Mineral right licences

Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right licence granted, or deemed to have been granted, under the Tanzania Mining Act or its predecessor acts. To enable a company to prospect or mine, the Tanzania Ministry of Minerals (MEM) initially grants an exclusive prospecting licence. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MEM may then grant a form of licence for mining. Licensing decisions take into account the abilities of the company (including its mining, financial and technical capabilities), projected rehabilitation programmes, environmental compliance and the payment of royalties.

The following licences can be applied for under the Tanzania Mining Act:

Licences for Exploration:

•	prospecting licence; and

•	gemstone prospecting licence.

Licences for Mining:

•	special mining licence (if the proposed capital investment is equal to at least USD 100 million);

•	mining licence (if the proposed capital investment is equal to between USD 100,000 and USD 100 million); and

•	primary mining licence (reserved for Tanzanian citizens).

Licences for Ancillary Activities:

•	processing licence;

•	smelting licence; and

•	refining licence.

For purposes of AngloGold Ashanti’s Geita gold mine, only prospecting and special mining licences are relevant.

A prospecting licence grants the holder the exclusive right to prospect in the area covered by the licence for all minerals within the class of minerals applied for. The classes that can be applied for include, amongst others, metallic minerals; energy minerals; gemstones other than kimberlitic diamonds; and kimberlitic diamonds.

An application for a prospecting licence is made to the Mining Commission and the licence is valid for an initial term of four years. After the initial term, the licence is renewable for a further period of three years, with no option for renewal thereafter. Upon renewal, 50 percent of the area covered by the licence must be relinquished. A company applying for a prospecting licence must, amongst other things, state the financial and technical resources available to it.

Holders of prospecting licences over a tenement will not automatically have first right to any mining licence granted over that tenement. However, in practice, they will be best positioned to meet the requirements to be granted a form of licence for mining.

Holder of prospecting licences have the obligations to: (i) commence prospecting operations within three months or such further period as the Mining Commission may allow from the date of the grant of the licence or the date as stated in the licence as commencement date; (ii) give notice to the Mining Commission on discovery of any mineral deposit of potential commercial value; and (iii) adhere to the prospecting programme which is attached to the licence and expend on prospecting operations not less than the amount prescribed.

A prospecting licence is not freely transferable and requires the Mining Commission to be notified of any transfer of a prospecting licence. The Mining Commission will refuse to register the transfer unless the transferee proves that it meets the financial and technical capability criteria required to apply for such licences.

Mining Licence / Special Mining Licence

Mining is mainly carried out through either a mining licence or a special mining licence, both of which confer on the holder the exclusive right to conduct mining operations in or on the area covered by the licence. A special mining licence is granted for the shorter of either the estimated life of the ore body indicated in the feasibility study report or such period as the applicant may request. It is renewable for a further period not exceeding the estimated life of the remaining ore body.

The holder of a special mining licence may apply for renewal of its licence at any time but no later than one year before the expiry of the licence. The renewal shall not be for a period exceeding the estimate life of the remaining ore body. The Mining Commission may reject an application for renewal if: (i) the applicant is in default; (ii) the applicant was issued with a notice of default and failed to rectify the default or the default is capable of remedial; (iii) the development of the area has not proceeded with reasonable diligence as agreed in the relevant mining development agreement; (iv) minerals are not produced in workable quantities; (v) the program of intended mining operations for the renewal will not ensure proper development of resources; and (vi) the applicant does not have the relevant environmental certificate as required by the Environmental Management Act, 2004 (No. 20).

Except in the case of a special mining licence, a mineral right may be freely transferred by its holder (in whole or in part) to another person or entity without requiring consent from the Mining Commission which is the relevant licensing authority. The grant and assignment of a special mining licence generally requires the approval of the Cabinet after the Mining Commission has forwarded the application to the Minister of Minerals for further approval. There are limited exceptions to the requirement for the licensing authority’s consent (such as transfers to an affiliate company of the licence holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations).

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

Tax laws relating to mining

Finance Act

The Finance Act, 2015 (No. 16) which was assented to on 28 June 2015 and came into force on 1 July 2015 contains a provision for a 30 percent capital gains tax on the sale of shares by an offshore parent company. This provision was introduced by the Finance Act, 2012 (No. 8) and in this legislation, additional changes were also made to the procedure for payment of capital gains tax by the seller of shares. Tax at the rate of 30 percent is payable by way of an initial instalment of 20 percent on the transfer, based on the notional gain that the seller would make after a further instalment of the remaining 10 percent is due.

The Finance Act, 2017 (No. 4) came into force on 1 July 2017 and imposes and alters certain taxes, duties, levies and fees. It further amends certain written laws relating to the collection and management of public revenue. Among other provisions, it has introduced inspection or clearance fees on the exportation or domestic use of minerals. Such exportation or domestic use is restricted unless such minerals have been inspected or cleared at the mining areas, ports, airports, border or posts and the clearing fee of 1 percent of the gross value of the minerals has been paid by the exporter or any other person in possession thereof.

Value Added Tax Act

The Value Added Tax Act, 2014 (No. 5) (VAT Act), which came into force on 1 July 2015, restricts VAT relief on purchases made by mining companies. The VAT Act is specific in that it provides that no purchase by companies is exempt or zero rated, unless specified by the law. Previously mining companies were entitled to 100 percent VAT relief.

Local Government Levies

As mentioned below, following the signature of an addendum to the mining development agreement, Geita gold mine is required to pay local government a service levy of 0.3 percent of its gross annual turnover in line with the Local Government Finances Act, 1982 (No. 9).
Environmental Management Fees and Charges

The Environmental Management (Fees and Charges) (Amendment) Regulations, 2016 (EM Regulations), which came into effect on 2 May 2016, introduced new fees in relation to the review of the Environmental Impact Assessment on projects by the National Environmental Management Council (NEMC). According to the EM Regulations, the fees involved are “0.1 percent of the total project costs”. However, the EM Regulations have not defined the term “project cost” nor have they provided a detailed breakdown on the determination of the project cost.

Labour laws

On 15 September 2015, the Non-Citizens (Employment Regulation) Act, 2015 (No. 1) (Non-Citizens Act) came into force. The Non-Citizens Act vests powers concerning work permits with the Labour Commissioner. Therefore, non-citizens wishing to be employed in the country are required to apply and be granted a work permit before applying for a residence permit. Before granting the work permit, the Labour Commissioner must satisfy himself that all efforts have been explored to acquire a local expert. Further, the company is required to submit a succession plan which sets out a well-articulated plan for the transfer of the non-citizen’s knowledge and expertise to Tanzanian citizens. Moreover, the Commissioner General of Immigration is required to take into consideration conditions of the work permit issued by the Labour Commissioner when granting a residence permit. Previously, the issuance of a residence permit was inclusive of a work permit. The resident permit covered working and living in Tanzania.

Further, the Non-Citizens Act introduced the Short-Term Permit (STP). The STP is granted to non-citizens who wish to work in the country for a period of not more than six months. Foreigners intending to work in Tanzania for more than three months are required to apply for an STP. The application for an STP is made to the Ministry of Labour and Employment.

Section 46(6) of the Social Security Laws (Amendments) Act, 2012 (No. 5) amended the National Social Security Fund Act, 1997 (No. 28) by providing that “an employer of a non-citizen shall remit contribution for such employee in accordance with the Act”. This means that from 15 June 2012 non-citizens are also required to be insured as any other person and their contributions should be channelled to the Nationals Social Security Fund.

The Workers’ Compensation Act, 2008 (No. 20) requires a company as the employer to contribute 1 percent of the employee’s salary and fixed allowance to the Workers Compensation Fund. Following the adoption of the Workers’ Compensation Regulations 2016, all employers were required to implement the requirements of the Workers’ Compensation Act by 30 June 2016.

Transparency and accountability laws

In 2015, the Tanzania Extractive Industries (Transparency and Accountability) Act, 2015 (No. 23) (TAA) came into force. The TAA establishes the Tanzania Extractive Industries (Transparency and Accountability) Committee (TAA Committee), an independent Government entity which is an oversight body for promoting and enhancing transparency and accountability in the extractive industry.

The TAA Committee has powers under the TAA to impose obligations on specified extractive industries and statutory recipients to receive information on reconciliation on payments made and revenues received by the Government of Tanzania. In addition, an extractive industry is required under the TAA to submit to the TAA Committee annual reports containing information on local content and corporate social responsibility. Further, the TAA demands all concessions, contracts and licences to be made public as well as all revenue collected from the extractive industry.

Natural resources legislation

The Government of Tanzania enacted two laws in respect of natural resources that came into force in July 2017: the Natural Wealth and Resources Contracts (Review and Re-negotiation of Unconscionable Terms) Act, 2017 (No. 6) (Unconscionable Terms Act)

and the Natural Wealth and Resources (Permanent Sovereignty) Act, 2017 (No. 5) (Permanent Sovereignty Act and together with the Unconscionable Terms Act, the Natural Resources laws).

The Natural Resources laws provide that Tanzania has sovereignty over its natural resources and require that all arrangements or agreements that relate to “natural wealth and resources” are subject to review by the National Assembly. Such agreements must fully secure the interests of the people of Tanzania. During a review all unconscionable terms as interpreted in accordance with the law are expunged from the agreement. The laws also require that new natural resources agreements are reviewed by the Government. The natural wealth and resources of Tanzania shall be inalienable and remain as the property of the people of Tanzania held in trust by the President.

In addition, under the laws, disputes over natural wealth and resources will not be subject to any proceedings in any foreign court or tribunal. As a result, investors are restricted from accessing international dispute resolution mechanisms. Accordingly, companies are now required to adopt Tanzanian law and local dispute resolution in all mining agreements. As such, all disputes will be handles by Tanzanian judicial bodies or any other Tanzania government body vested with powers to resolve disputes.

Moreover, every undertaking must demonstrate “guaranteed returns into the economy” from all earnings accrued or derived from such extraction, exploitation or acquisition and use. In addition, to ensure that the Government and the people of Tanzania obtain an equitable stake in the exploitation of mining resources, all project earnings must be retained in Tanzanian banks. Investors are also prevented from freely exporting raw minerals and repatriating funds.

In particular, under the Unconscionable Terms Act, a term is considered “unconscionable”, if the requirements or provisions of the agreement:

•	Aim at restricting the right of the state to exercise full permanent sovereignty over its wealth, natural resources and economic activity;

•	Are restricting the right of the state to exercise authority over foreign investment within the country and in accordance with the laws of Tanzania;

•	Are inequitable and onerous to the state;

•	Restrict periodic review of life-time arrangements or agreements;

•	Secure preferential treatment designed to create a separate legal regime to be applied discriminatorily for the benefit of a particular investor;

•	Are restricting the right of the state to regulate activities of transnational corporations within the country and to take measures to ensure that such activities comply with the laws of the land;

•	Are depriving the people of Tanzania of the economic benefits derived from subjecting natural wealth and resources to beneficiation in the country;

•	Are by nature empowering transnational corporations to intervene in the internal affairs of Tanzania;

•	Are subjecting the state to the jurisdiction of foreign laws and foreign courts or tribunals;

•	Expressly or implicitly undermine the effectiveness of state measures to protect the environment or the use of environmental friendly technology; or

•	Aim at doing any other act the effect of which undermines or is injurious to the welfare of the people of Tanzania or the economic prosperity of the nation.

Section 6 of the Unconscionable Terms Act specifically provides that where there is an unconscionable term, the National Assembly may pass a resolution for re-negotiation of the agreement whereupon the Government shall serve notice to the investor to re-negotiate the term or agreement. The Government and the particular investor have 90 days from the notice date to re-negotiate the term or agreement. This period can be extended if both parties consent. If both parties fail to revise the unconscionable term, the term will be deemed removed from the agreement.

AngloGold Ashanti’s rights and permits

The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania. AngloGold Ashanti has concluded a mining development agreement with the Ministry of Minerals on 24 June 1999 and was issued a special mining licence covering approximately 196 km2 for a period of 25 years, which expires on 26 August 2024.

On 9 October 2014, an addendum to the mining development agreement was entered into ratifying the following changes:

•	An increase in the royalty rate from 3 percent to 4 percent with effect from 1 May 2012;

•
With effect from the financial year 2015, the capital allowance applicable to the unredeemed qualifying capital expenditure (15 percent per annum) referred to in section 18(a) of the Income Tax Act, 1973 (No. 33) shall no longer apply; and

•
With effect from 1 July 2014, Geita Gold Mining Limited is liable to pay the Geita District Council Levy at a rate of 0.3 percent on turnover (no longer capped at USD 200,000 per annum as provided under Article 4 of the company’s mining development agreement).

In March 2020, Geita Gold Mining Limited received the consent of the Minister of Minerals to change the mining method under its special mining license from open pit to underground method, subject to the requisite terms and conditions.

AUSTRALIA

General laws relating to mining

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

Tax laws relating to mining

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

Environmental laws relating to mining

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

AngloGold Ashanti’s rights and permits

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

AngloGold Ashanti is also conducting early stage exploration activities in Queensland under the Mineral Resources Act 1989 (QLD). AngloGold Ashanti holds 18 exploration permits covering 497,087 hectares. Each permit is granted with an initial term of five years, renewable for further periods of not more than five years. There is an entitlement to convert exploration permits to mining titles in the form of mining claims, mining leases or mineral development licences.

AMERICAS

Argentina

General laws relating to mining and land ownership

Mining regime

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

In addition to the Argentinean Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196), as amended (Mining Investment Law), and related legal provisions being the most important one. Such incentives include, amongst others, import duty exemptions, accelerated depreciation of fixed assets, a 3 percent cap on provincial royalties set at pit-head value on the mineral extracted, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-year stability as to the tax burden on the project and the customs and foreign exchange regimes and duties. Cerro Vanguardia S.A. obtained its tax, customs and foreign exchange stability certificate in 1996.

Glacier Law

On 30 September 2010, the National Law on Minimum Requirements for the Protection of Glaciers (Law No. 26, 639) (Glacier Law) was enacted in Argentina, banning new mining exploration and exploitation activities on glaciers and “peri-glacial” areas. The Glacier Law also subjects on-going mining activities in those areas to an environmental audit. If such audit results in material impacts on glaciers and “peri-glacial” areas, the relevant authority is empowered to take action, including suspension or relocation of the activity. The Glacier Law establishes a broad definition of “peri-glacial” areas that, together with glacial areas, must be surveyed by an existing national government agency specifically appointed to this end every five years. The area where the Cerro Vanguardia project is located does not include any glaciers or peri-glacial areas according to the inventory of glaciers which was published in June 2018. The constitutionality of the Glacier Law has been challenged by some mining companies along with the

Province of San Juan (which hosts large mining projects), but the National Supreme Court of Justice of Argentina rejected these claims on 4 June 2019.

Rural Land Law

On 27 December 2011, the Argentinean National Congress passed a law on the Regime for Protection of National Domain over Ownership, Possession or Tenure of Rural Land (Law No. 26, 737) (Rural Land Law) which implemented a set of rules restricting the ownership of rural land by foreigners (including foreign individuals or any kind of legal entity controlled by foreign individuals or legal entities). The main restrictions are as follows: (i) foreigners cannot own in the aggregate more than 15 percent of the entire rural land of Argentina, the same cap being applicable to each Province and Municipality; (ii) foreigners will not be allowed to purchase more than 1,000 hectares in the so-called “zona núcleo”, which comprises the main agricultural areas of central Argentina or an “equivalent” surface depending on the location of the land and its productive potential; and (iii) foreigners will not be allowed to buy land that contains, or is adjacent to, relevant and permanent water bodies (such as rivers and lakes). Although exploration permits and mining concessions are not the subject matter of the restrictions placed by the Rural Land Law, certain rights granted to foreign mining companies under the Argentinean Mining Code may be restricted by this new law. For example, the right that holders of mining concessions currently have to force the surface owner to sell the land to the holder of the mining concession might be restricted if the concession holder is a foreign individual or a legal entity controlled by foreigners.

Federal Mining Agreement

On 13 June 2017, the national government and the provinces in whose territories the main mining projects of Argentina are located, signed the New Federal Mining Agreement (FMA). The purpose of the FMA is, amongst other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, amongst them the Santa Cruz Province (through Fomicruz), in which the Cerro Vanguardia project is located. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programmes. Additionally, the FMA included setting forth mining royalties up to 3 percent of the gross value of commercialized minerals, without any deductions other than VAT. As the FMA has not yet been converted into law by the National Congress, its provisions are neither binding nor enforceable.

In Argentina, the current regulatory regime of royalty payments is expected to change and several different options and payment thresholds have been discussed. In December 2012, the Santa Cruz Province changed the mining royalty from 1 percent to 3 percent calculated at pit-head value of the mineral extracted thus bringing it to the cap of the Mining Investment Law.

Foreign exchange control regime

On 1 September 2019, by means of Executive Decree No. 609/2019 (Decree), the national government re-established foreign exchange and export controls. The Decree imposes, among other measures, the obligation of Argentinean residents to transfer to Argentina and/or sell for Argentinean pesos in the Argentinean foreign exchange market (mercado libre de cambios) the countervalue (contravalor) from their exports of goods within 15 to 365 calendar days depending on the goods exported and the relationship with the importer. Regardless of the applicable maximum term, upon collection of the export, the proceeds thereof must be sold for Argentinean pesos in the Argentinean foreign exchange market no later than five business days from the date of collection.

The Decree also authorized the Central Bank of Argentina to establish the requirements for compliance with the measures set out therein. On the same date, the Argentinean Central Bank, as the regulatory authority in charge of administering the Argentinean foreign exchange market, issued Communication “A” 6770 establishing the specific regulatory requirements in order to implement the measures adopted by the national government. The Argentinean Central Bank delegated the responsibility to follow up and supervise compliance with the repatriation obligation of exporters to financial institutions. In this respect, it implemented the so-called “Follow-up regime for foreign exchange countervalue from exports of goods” (Seguimiento de las negociaciones de divisas por exportaciones de bienes or SECOEXPO). Upon the expiration of the applicable term to transfer and sell the proceeds of exports, the designated financial institution must inform the Argentinean Central Bank if the exporter has complied with its obligations or not.

Export duties

On 4 September 2018, export duties were imposed by Decree No. 793/2018 (Export Duties Decree) published by the Argentinean government which will be applicable until 31 December 2020. The export duty is set at 12 percent ad valorem. The Export Duties Decree, if not compensated with other tax reductions, affects the tax stability guarantee granted to Cerro Vanguardia S.A. (CVSA) in 1996 in light of the fact that at the time export duties were zero percent.

On 26 February 2019, the Argentinean tax and mining authorities published a resolution establishing a mechanism to reimburse or compensate federal taxes paid in excess of the total tax burden provided for by applicable tax stability guarantees. The resolution provides for an administrative procedure to be followed to prove that the actual tax burden is higher than the one a company should have based on its tax stability guarantee. Cerro Vanguardia S.A. initiated this procedure in order to claim reimbursement of, or compensation for, export taxes paid during 2018 in excess of the total tax burden provided for by its tax stability guarantee. The

National Mining Secretariat issued a favorable opinion regarding Cerro Vanguardia S.A.’s claim, which is currently under review by the relevant customs authorities (Customs Regional Division - Patagonia).

On 21 December 2019, the National Law on Social Solidarity and Productive Reactivation (Law No. 27, 541) (Solidarity Law) was enacted. The Solidarity Law grants the national government power until 31 December 2021 to impose export duties which may not exceed certain caps. For example, the Solidarity Law provides that export duties on mining exports cannot exceed 8% of the taxable value or official FOB price. It is currently unclear whether this 8% limit applies automatically or whether it requires the issuance of a decree by the national government.

Environmental laws relating to mining

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

AngloGold Ashanti’s rights and permits

In the case of Cerro Vanguardia, AngloGold Ashanti’s operation in Argentina, the mining concession holder is AngloGold Ashanti’s partner, Fomento Minero de Santa Cruz S.E. (Fomicruz). On 27 December 1996, Fomicruz entered into a usufruct agreement whereby Cerro Vanguardia S.A. was granted an irrevocable right to exploit the Cerro Vanguardia deposit (encompassing an area of approximately 543 km2) for a 40-year period, which expires on 26 December 2036. Cerro Vanguardia S.A. is a corporation incorporated in Argentina indirectly controlled by AngloGold Ashanti, with Fomicruz as minority shareholder. On 14 August 1996, Cerro Vanguardia S.A. obtained its tax, customs and foreign exchange stability certificate, which expires in 2026.

Brazil

General laws relating to mining and land ownership

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

Tax laws relating to mining

During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (Taxa Annual por Hectare or TAH), subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração Mineral or CFEM). The CFEM which is 1.5 percent for gold is currently calculated based on revenues.

At the end of 2011 and the beginning of 2012, the states of Minas Gerais, Pará, Amapá and Mato Grosso do Sul each created a new tax (duty) on research, extraction and exploration activities as well as on the use of Mineral Resource carried out in those states. This tax could range from BRL3.00 to BRL6.50 per ton of ore extracted. In the states of Minas Gerais and Goiás, however, gold ore was exempted from the collection of this new duty.

Environmental laws relating to mining

Following the catastrophic failure of a tailings storage facility (TSF) operated by Vale in the state of Minas Gerais in January 2019, Brazilian executive, legislative and judiciary bodies have generally increased scrutiny of mining operations in Brazil, and of TSFs in particular, and have been considering, and in some cases adopting, stricter laws and regulations applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs in Brazil. For example, some of the new measures under consideration or enacted include (without limitation):

•	A ban prohibiting construction of new upstream tailings dams;

•	New requirements mandating reinforcement and earlier-than-planned closure of existing upstream TSFs;

•
New requirements mandating removal of all tailings material from TSFs (“decharacterization”), regardless of the original design method, upon closure and prior to decommissioning and environmental rehabilitation;

•
New requirements mandating bi-annual (each year in March and September) TSF Stability Declarations for approved TSFs, signed by an external engineering consultancy and geotechnical senior manager as well as company directors, to be submitted to the ANM and the relevant state environmental agency;

•	New requirements for companies to place a surety bond in the preliminary permit phase; and

•	Banning permits for any new dam where there are communities within 10 km downstream or where a dam break could affect communities in less than 30 minutes (within the Self-Rescue Zone).

Furthermore, in addition to the 156 bills that were already being considered by the National Congress, another 51 bills dealing with the mining sector were presented in 2019 that may significantly impact the mining sector and the company. For example, Federal Bill No. 550/2019, if adopted, will require the company to complete the decharacterization (descaracterização) and decommissioning of its TSF at the Serra Grande mine in the state of Goiás, which was built by the upstream method, by 25 February 2022. For the company’s other TSFs in Brazil, all of which are downstream or “centreline” designs, the following options are permitted: either (i) the structure must be decharacterized and decommissioned, (ii) the population must be relocated, with reparations for loss of cultural heritage, or (iii) reinforcement works that guarantee the effective stability of the structure must be carried out, by decision of the public authorities, taking into account the previous nature of the dam in relation to the occupation and technical-financial viability of the alternatives. Even if reinforcement works are completed, the company will still be required to decharacterize and decommission the TSF at the end of the life of the mine. This bill also introduces the requirement to present a surety bond at the planning stages for the TSF. The mining sector, including the Minas Gerais Industry Association (FIEMG), the National Industry Association (CNI) and the Brazilian Mining Chamber (IBRAM), is liaising with the legislative authorities and other stakeholders in an effort to introduce amendments to this proposed bill which would mitigate some of the concerns identified by the mining industry, in particular, regarding the requirement to remove tailings material from decommissioned TSFs. As of yet, none of these new bills have been approved by the National Congress.

At the federal level, the ANM issued Resolution No. 13/19 in August 2019 (replacing its earlier Resolution No. 4/19) which adopted additional regulatory measures to ensure the stability of TSFs, in particular those built or heightened by the upstream method or by any method declared as “unknown”. Among other things, ANM Resolution No. 13/19 prohibits the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil. It further requires the deactivation of TSFs constructed or heightened upstream or by an “unknown” method by 15 September 2021 as well as the decommissioning of such TSFs by 15 August 2022 to 15 September 2027 (depending on the capacity volume). ANM Resolution No. 13/19 does not require complete removal of tailings material from TSFs. As a result, the Serra Grande mine in the state of Goiás is in the process of reinforcing the dam walls of its upstream TSF in advance of its expected deactivation by 15 September 2021. In addition, the company has begun the process of evaluating alternate structures for this upstream TSF, as well as any potential increases in regulatory and cost obligations as a result of new requirements applicable to TSFs.

At the state level, the state legislator in the state of Minas Gerais adopted Law No. 23.291/19 in February 2019 which contained the state’s policy on TSF safety and should be implemented in conjunction with the equivalent federal policy. Among other things, Law No. 23.291/19 determines the criteria for licensing and inspecting TSF structures, prohibits TSFs constructed or heightened using the upstream method and holds management liable for non-compliance with its provisions.

AngloGold Ashanti’s rights and permits

At AGA Mineraçao, Cuiabá has a single concession covering a total area of 3,662 hectares, Lamego is covered by three geographically contiguous concessions totally 1,622 hectares and Córrego do Sítío is hosted by five geographically contiguous concessions covering a total area of 6,017 hectares. All of these are in good standing. At Serra Grande, the company has interests in or agreements over 61,500 hectares in Crixas Greentone belt, representing approximately 87 percent of the relevant tenements that correspond to all current exploration and mining activities. These have been held since 1987. Brazilian mining concessions remain valid up to the depletion of the Ore Reserve and Mineral Resource pursuant to the Economic Exploitation Plan approved by the ANM and in accordance with the required environmental permits, and as a result do not have an explicit expiry date.

Colombia

General laws relating to mining and land ownership

General regime

The Colombian Constitution declares that the sub-soil and the non-renewable natural resources located within the Colombian territory are the property of the Colombian State. The underlying principle of Colombian mining legislation for the granting of mining concession contracts is first in time, first in law. Mining activities are regulated by the Colombian Mining Code, Act 685, 2001.

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

With respect to land ownership, a mining concession in Colombia does not grant the rights over the surface required to develop a mining project. Therefore, in order to develop a mining project, it is required to acquire and secure access to the land (soil). This can be achieved in several ways, such as (i) purchase of the land, (ii) a transit easement, (iii) a mining easement, and (iv) the special acquisition process or expropriation.

Concession contract

As the sub-soil and the non-renewable natural resources located within the Colombian territory are property of the Colombian State, the Colombian Mining Authority grants the authorization to explore and exploit minerals through a concession contract.

Such concessions allow concessionaires to conduct the studies, works and facilities necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover the costs associated with potential environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding proposed works and facilities. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g. exploration, construction, exploitation. The company must comply with these timelines unless performance is suspended, for example, due to force majeure or extensions or modifications to the timelines. A grant of force majeure is for one year and must be renewed on an annual basis. If the company does not comply with the specified timelines for the completion of the various phases of a mining project, the mining authority may revoke the company's concession contracts or mining licenses. As a general matter, any company that wishes to obtain a renewal of its concession contract must be up to date in all its legal and contractual obligations and must present a new plan of works and facilities to be implemented after the contract is renewed.

PINES program

In 2013, the federal government instituted the PINES program designed to aid promoting certain projects that are deemed to have a national interest. This designation provides for greater oversight from the national government. All of our three advanced exploration projects (La Colosa, Quebradona and Gramalote) were considered of national strategic interest. Currently, Quebradona and Gramalote remain in the PINES program, but La Colosa was temporarily removed as such (until the force majeure is over).

Tax laws relating to mining

From the moment the concession contract is registered with the Mining Register, the concessionaire has several financial obligations, including the payment of (i) a surface fee during the exploration, construction and assembly stage and (ii) royalties.

Once exploration is complete and the mining infrastructure in place, the concessionaire must begin paying royalties to the Colombian government, consisting of a percentage of the primary product and sub-products being exploited. The percentage of the royalty depends on the regulation in force when the concession contract is signed. In the case of the Quebradona project, the deposit mainly consists of copper followed by gold and silver. There is a 5 percent royalty for copper on the production value at the mine’s or well’s edge (i.e. when extracted from the subsoil). In case of gold and silver, a royalty of 4 percent on the production valued at the mine’s or well’s edge (i.e. when extracted from the subsoil) was established.

Furthermore, Colombian law establishes that once the environmental license is granted the concessionaire must invest 1 percent of the project’s value to benefit the basins covered by the environmental license.

Environmental laws relating to mining

In order to obtain an authorization from the National Environmental Licensing Authority of Colombia to carry out a project, the company must prepare an Environmental Impact Study (E.I.A.) for approval by this authority.

Global environmental licenses are granted for the entire life of the project and cover all phases: construction, assembly, operation, maintenance, dismantling, final restoration, abandonment and/or termination.

AngloGold Ashanti’s core mining concession contracts provide that the mining authority has the discretion to declare the underlying concession void if the specific company which holds the concession breaches applicable environmental laws or regulations. If the mining authority were to exercise such discretion against it, such company would be required to abandon its projects and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and the company would be banned from doing business with the Colombian government for a period of five years. As a result, the company would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of the company’s concession contracts in Colombia.

There are some areas where mining activity is prohibited. These areas are national parks, regional parks, protected forest reserves, paramos (included in Act 1753, introduced in 2015) and wetlands, pursuant to the Ramsar Convention on Wetlands of International Importance. Some forest reserves are not “protected” but are set aside for active forestry purposes. Such forest reserves must be “extracted” after initial prospection, meaning that the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities. In addition, Resolution 187/2016, passed by the federal government in late 2016, identifies areas that the Ministry of the Environment has determined to be “paramos” areas, or paramos transition areas. In these areas there are limitations on industrial or commercial work being performed, including mining. The regulation also specifies a process to determine what work, if any, can be performed in a paramos-designated area.

AngloGold Ashanti’s rights and permits

The La Colosa project managed by AngloGold Ashanti Colombia S.A. (AGA Colombia) remains in force majeure due to the delays in the granting of the environmental permits by the local environmental authority, thereby preventing AGA Colombia from undertaking further exploration activities. The current one-year grant of force majeure will expire on 22 June 2020 and the request for an extension is pending. AGA Colombia applied for a mining area integration (consolidation) of its concession contracts related to La Colosa, in respect of which AGA Colombia was not in compliance with some of the specified timelines. The application for mining area integration (consolidation) was approved in March 2017, which remedied the non-compliance of each consolidated concession and reset the specified timelines. La Colosa now has a single concession which covers a total area of 9,210 hectares and expires on 28 February 2037.

Minera de Cobre Quebradona S.A. (MCQ) which manages the Quebradona project, obtained the integration of concession agreement 5881 in October 2016. As a result, MCQ was granted the exclusive right to explore, take ownership and dispose of the mineral reserves (ore) extracted from the concession area. MCQ has the right to request an extension of up to 30 years, at least two years before the expiration of the operating period. This extension is not automatic, and the request must be filed with new technical, economic, environmental and social studies that demonstrate the status of the mineral resources. Currently, concession contract 5881 is in its third year of the exploration phase and the Quebradona project requested the Mining Authority for an extension of 2 more years.

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

In Nevada, AngloGold Ashanti (U.S.A.) Exploration Inc. is advancing a joint venture property, the Silicon Project, on federal lands through an Earn-in Option Agreement for 277 mining claims, covering an area of approximately 5,700 acres. Additionally, a further 1,414 mining claims (29,215 acres) in the name of AngloGold Ashanti North America Inc. are also being explored. On these lands, AngloGold Ashanti (U.S.A.) Exploration Inc. is currently engaged in early-stage exploration activities that include, but are not limited to, geological and spectral mapping, surface geochemical sampling, geophysical surveying and RC and/or diamond drilling.

Mineral exploration activities in Nevada are also generally subject to applicable federal, state, and local permitting requirements, but the specific regulatory authorizations required for the company’s activities are based on the nature and location of the exploratory work.  AngloGold Ashanti (U.S.A.) Exploration Inc.’s Nevada operations are currently conducted under what is generally referred to under federal law as a notice-level operation subject to 43 CFR § 3809.21. The federal Bureau of Land Management (BLM) issued a Notice of Decision for the Silicon Project approving the proposed exploration operations on 1 November 2017.  The BLM determined that the operations would not cause unnecessary or undue degradation as defined under 43 CFR § 3809.5. Three amendments to the Notice of Decision have been authorized by the BLM in letters dated 31 January 2018, 2 April 2018, and 4 October 2018. The Notice of Decision requires reclamation of the drill pads and roads, including the reseeding of disturbed lands. The Notice of Decision also set the financial guarantee amount for reclamation. The Notice of Decision includes a renewable 2-year term from the date of the last amendment to the Notice.

The BLM issued a Notice of Decision for the Rhyolite North Project approving the proposed exploration operations on 14 January 2020. The Rhyolite North Project, situated within the Nye County of south-western Nevada, is wholly owned by AngloGold Ashanti North America Inc. It is an early-stage exploration project managed by AngloGold Ashanti (U.S.A.) Exploration Inc. and is currently comprised of 237 unpatented mining claims.

Nevada’s Bureau of Mining Regulation and Reclamation (BMRR) also regulates mining within the state.  Exploration projects of 5 acres or less, the scope of a notice-level operation under federal law, are exempt from BMRR regulation. AngloGold Ashanti’s current exploration programs fall within this exemption.

AngloGold Ashanti (U.S.A.) Exploration Inc. has initiated a subsequent permitting process for the Silicon Project to increase the exploration activities beyond the 5-acre notice level. This process was initiated in 2019 with the completion and submission of the required environmental baseline studies and the submission of a Plan of Operation and Reclamation Plan to the BLM and BMRR. The permitting process is expected to be completed in 2020 and decisions from the BLM and BMRR are expected to be received in the same year.

Minnesota

In Minnesota, AngloGold Ashanti Minnesota Inc. completed early-stage reconnaissance exploration activities to determine the potential for gold mineralization in the northern counties of Minnesota. Based on the achieved results, the company has decided to terminate its exploration activities in the state and it is currently in the process of closing out activities in accordance with state and company requirements.

Potential regulatory changes

Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law and other federal statutes relating to mining. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in extended permitting timelines and granting counties the ability to petition the U.S. Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. The U.S. Environmental Protection Agency has also proposed potential revisions to financial assurance requirements relating to mineral development activities.

AGA is currently unaware of any new federal or state legislative or regulatory changes or rule-making that has been proposed or enacted that would adversely affect its current exploration programs. If any of the above-referenced provisions were adopted in the future, the company’s operations in Nevada could be adversely affected.

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

Provisions for decommissioning and for restoration (excluding joint ventures) increased from $637 million in 2018 to $730 million in 2019 (including the rehabilitation obligations transferred to held for sale liabilities and associated with our pending sale of operations in Mali and South Africa). This increase mainly relates to proposed requirements regarding the removal of tailings materials from tailings storage facilities in Brazil upon closure and decommissioning (a process known as “decharacterization”) and changes in discount rates based on global economic assumptions. The provisions were also impacted by changes in mine plans, resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

In addition to post-mining land rehabilitation and closure requirements, AngloGold Ashanti is subject to extensive environmental, health and safety (EHS) laws and regulations in the various jurisdictions in which the company operates. These requirements govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control and greenhouse gases); regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; worker health and safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials, and mine tailings. Environmental laws and regulations applicable to our operations, including the requirements contained in environmental permits, are generally becoming more restrictive. Significant EHS requirements, risks and trends affecting our mining and processing operations are described below.

Regulatory Compliance

Capital and operating costs to comply with EHS laws and regulations have been, and are expected to continue to be, significant to AngloGold Ashanti. In addition, AngloGold Ashanti could incur fines, penalties and other sanctions, environmental clean-up costs, and third-party claims for personal injury or property or natural resources damages; suffer reputational damage; and be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of, or liabilities under, EHS laws and regulations. Failure to comply with applicable EHS laws and regulations may also result in the suspension or revocation of permits and, in some jurisdictions, our right to mine a given concession. AngloGold Ashanti’s ability to obtain and maintain permits and other approvals and to successfully operate near particular host communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities. In addition, unknown environmental hazards may exist at the company’s properties which may have been caused by previous owners or operators.

Water Management

AngloGold Ashanti’s mining and processing operations are heavily dependent upon access to substantial volumes of water required for such operations. Typically, water-use permits or water rights in each country impose limits on the quantity of water that can be extracted from certain sources and require, among other things, that wastewater from mining operations meet certain water quality criteria if discharged to the environment. Water supply, quality and usage are areas of interest globally, but are particularly significant for operations in Brazil, Ghana and South Africa, and for exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure to secure access to suitable water supplies, or achieve and maintain compliance with the requirements of our permits or licenses, could result in curtailment or suspension of production at the affected operation. Incidents of water pollution or shortage can, in extreme cases, lead to community protest and ultimately result in the withdrawal of community and government support for the company’s operations.

Where feasible, the company operates a “closed loop” system which recycles the water used in its operations without discharging it to the environment. In some areas, however, such as Ghana and Brazil, high levels of rainfall and surface water runoff mean that a closed loop system is not feasible and that discharges, after water treatment where necessary, must take place.

Waste Management

Mining and mineral processing operations generate waste rock and tailings.

During open-pit mining, large volumes of soil and/or rock (overburden) are mined to expose the ore body. Similarly, waste rock is mined during drilling and developing access to underground ore bodies. Overburden and waste rock typically contain sub-economic levels of gold and are deposited as large waste rock facilities. Mine tailings are the process waste generated once grinding and extraction of gold from the ore is completed in the milling process and are deposited as slurry in large storage facilities specifically designed for this purpose.

The impact of dust generation, breach, leak, or other failure of a waste rock or tailings storage facility (TSF), including any associated dam, can be significant, and the company therefore monitors such facilities closely in accordance with the company’s internal standards, independent review, national regulatory requirements and commitments made to local communities. The occasional well-publicised failure of a third-party tailings facility and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at the company’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs, also in respect of other mine operators in that region. For example, following the catastrophic failure of a TSF at an iron ore mine owned by Vale in the state of Minas Gerais in Brazil in January 2019, tailings were discharged into the mine’s administrative area and part of the local community, reportedly resulting in deaths and injuries to hundreds of people. As a result of this incident, there has been considerably increased regulatory scrutiny in Brazil and other areas on mining operations generally, and the requirements applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs have generally become far more stringent. In particular, in Brazil, new TSFs in the upstream design method have been prohibited by the Brazilian National Mining Agency (ANM) and decommissioning of all existing upstream TSFs has been ordered. As a result, we will be required to reinforce, and decommission by February 2022, the TSF at our Serra Grande mine, located in the state of Goiás. The incremental costs for reinforcing the walls of this facility and, ultimately, for decommissioning and closing the TSF in compliance with new legislation, are likely to be material. We will also be required to reinforce or decommission all TSFs in Brazil constructed based on the downstream design method by 2025. Moreover, a bill currently pending in the National Congress in Brazil would require all tailings materials to be removed from the TSF (a process known as “decharacterization”) in connection with closure and decommissioning. If passed, the additional costs associated with decharacterization are likely to be material to AngloGold Ashanti. Finally, the suspension of environmental licensing permit processes for TSFs in the state of Minas Gerais has delayed approval processes with respect to our operating permits, and may compromise our production plans in respect of our Minas Gerais operations. Further and more substantial amendments to the regulatory requirements in Brazil governing such TSFs and related dams are anticipated in 2020. See “Item 4B: Business Overview-The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

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

In addition, AngloGold Ashanti identified a flooding and future pollution risk to deep groundwater in the Far West Rand goldfields in South Africa, which includes AngloGold Ashanti’s operations. The premature closure of neighbouring mines owned by other mining companies in the area led to increased pumping obligations on AngloGold Ashanti to address water infiltration into AGA’s mines. In addition, in the West Wits district, after Blyvooruitzicht Gold Mining Company was placed in provisional liquidation in August 2013, AngloGold Ashanti purchased from Blyvooruitzicht the rights of access to the 4 and 6 shafts as well as the relevant infrastructure to continue pumping underground water. We subsequently transferred the assets and rights to a newly incorporated subsidiary Covalent Water Company and, in November 2014, obtained a directive from the Department of Water and Sanitation directing AngloGold Ashanti through Covalent to dewater 4 and 6 shafts and discharge the water. AGA continues to comply with the directive.

Climate Change and Greenhouse Gas Regulation

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity.

As a result of commitments made at the UN Climate Change Conference in Durban, South Africa in December 2011, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (Paris Agreement). The Paris Agreement, which came into force on 4 November 2016, requires developed countries to set targets for emissions reductions. Additional measures designed to limit or reduce GHG emissions, both mandatory and voluntary, may be implemented at national or international levels in various countries.

For example, in South Africa, the Carbon Tax Act, No. 15 of 2019, imposing a tax on carbon dioxide equivalent of GHG emissions, took effect on 1 June 2019. The tax will be implemented in a phased manner, taking into account South Africa’s Nationally Determined Contributions (NDCs) commitment under the Paris Agreement to reduce greenhouse gas emissions. The first phase, which runs from June 2019 to December 2022, imposed a tax of ZAR120/ton carbon dioxide equivalent (CO2-e) of direct GHG emissions, which will increase by CPI plus two percent up to 2022 and in line with inflation thereafter. As this first phase is designed to be revenue-neutral in terms of its aggregated impact, a system of rebates is in place effectively reducing the actual rate to be in a range of ZAR6/ton to ZAR48/ton.

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

For example, in 2010, Brazil launched the National Climate Change Policy, which established a voluntary reduction target of 1.2 billion tonnes of CO2 below the projected emissions in 2020. The policy required the development of sector-specific plans in order to meet the target. Amongst other plans, it is intended to reduce deforestation in the Cerrado biome, where AngloGold Ashanti operates, by 40 percent compared to the average deforestation in 1999-2008 and expand renewable energy production and energy efficiency programmes. The policy also provided for a Brazilian GHG trading scheme, which is yet to be designed. While Brazil is not yet requiring mandatory GHG emissions reporting at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans, however Goiás and Minas Gerais State (in which AngloGold Ashanti operates) do not currently require GHG emissions management plans for mining projects.

In Australia, the Commonwealth Government introduced the Safeguard Mechanism (Rule 2015) through the existing National Greenhouse and Energy Reporting (NGER) scheme, to provide a framework for Australia’s largest emitters to measure, report and manage their emissions. It does this by encouraging large facilities, whose net emissions exceed the safeguard threshold, to keep their emissions at or below emissions baselines set by the Clean Energy Regulator. The safeguard mechanism applies to facilities with Scope 1 covered emissions of more than 100,000 tonnes of CO2-e per fiscal year. The Australian mining operations (Sunrise Dam and Tropicana) had emissions baselines set in 2016 for a 3-year period (expired in 2019) which were reported annually through the NGER scheme. During the 2018/19 fiscal year, Tropicana’s emissions were within its authorised threshold and Sunrise Dam was required to purchase offsets for emissions that were 0.8% above its safeguard threshold, the cost of which was immaterial. The Australian mining operations are in the process of re-calculating their respective emissions baselines in 2020 to comply with the changes in Rule 2015 which adopt government-determined prescribed production variables.

In addition to more stringent requirements and commitments, AngloGold Ashanti’s operations are subject to a number of physical risks from climate change, such as changes in rainfall rates or patterns resulting in floods or droughts, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Such events or conditions, particularly including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the company’s property or equipment and increase health and safety risks on site.

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

Throughout the year we have continued to improve our safety performance across our global operations, which remains a top priority for AngloGold Ashanti. We pursue and continually adapt strategies in line with recognised leading practice in global safety standards and systems in working towards our 2030 goal of providing workplaces free of injury and harm for our employees and contractors. Our progress to date is the cumulative result of numerous interventions over several years, including the development of our 2015 strategy, which designed with the input of operating teams across our business as well as representatives from the Executive Committee, management and employees. To ensure that our strategy remains relevant and focused, we reassess its look at risk management, technology and innovation, leadership, people and work processes. We also adhere to global standards and are rolling out ISO 45001:2018, which has replaced the OHSAS 18001:2007 series. All our sites are currently OHSAS 18001:2007 certified and three operations, Sunrise Dam, Siguiri and Geita, have already converted to the ISO 45001:2018 standard.

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

In 2019, the Johannesburg High Court approved the settlement of existing silicosis and tuberculosis class actions against AngloGold Ashanti and other gold mining companies in South Africa. Please refer to “Item 8A: Consolidated Financial Statements and Other Financial Information-Legal Proceedings-South Africa-Silicosis and tuberculosis litigation”.

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

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2019

Operations and projects

AMERICAS		CONTINENTAL AFRICA		SOUTH AFRICA
1	Argentina	4	Guinea	9	South Africa
	Cerro Vanguardia (92.5%)(1)		Siguiri (85%)		Mponeng(6)
2	Brazil	5	Mali		Surface Operations(6)
	Serra Grande		Morila (40%)(5)
	AGA Mineração		Sadiola (41%)(3)
3	Colombia	6	Ghana
	Gramalote (51%)		Iduapriem	AUSTRALIA
	La Colosa		Obuasi(4)	10	Australia
	Quebradona(2)	7	DRC		Sunrise Dam
			Kibali (45%)(5)		Tropicana (70%)
		8	Tanzania
			Geita

Percentages indicate the ownership interest of AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated.

(1)	Sale process ongoing (at an advanced stage).

(2)	In 2019, the company’s joint venture partner’s, B2Gold Corp, minority shareholding was converted to a share of profits. Likely to be a copper mine producing gold and silver as by-products.

(3)	Agreement and sale announced December 2019.

(4)	Obuasi's redevelopment project began in 2019.

(5)	Kibali and Morila are managed and operated by Barrick Gold Corporation (Barrick).

(6)	Agreement and sale announced post year end in February 2020.

OPERATING PERFORMANCE

Group description

AngloGold Ashanti, an independent, global gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third largest gold mining company in the world.

Our portfolio of 14 operations in nine countries excluding our South African assets and Sadiola mine which are held for sale, includes long-life operating assets with differing ore body types located in key gold-producing regions around the world. These operating assets were supported by three greenfields projects in a tenth country (Colombia) and a focused global exploration programme.

Our operations and projects are grouped into the following regions: Continental Africa, South Africa, Americas and Australia.

The most significant project milestone achieved during the year was the pouring of first gold at the Obuasi Mine in Ghana on 18 December 2019, bringing Phase 1 of the Redevelopment Project to a conclusion on time and within budget.

Processes to sell assets in Mali, South Africa and Argentina progressed during the year. On 23 December 2019, the Company announced that it had reached an agreement to sell its interest in the Sadiola Mine, and on 12 February 2020, the Company announced that it had reach an agreement with Harmony Gold Mining Company Limited to sell all its remaining South African producing assets and related liabilities. In Argentina, the sales process related to Cerro Vanguardia continues.

AngloGold Ashanti’s operations and joint ventures employed, on average, 34,263 people (including contractors) in 2019 (2018: 44,249). The 23% decrease in employees is mostly due to the reduction of employee numbers in the South Africa region as a result of the restructuring of the South African operations in 2019.

Performance (including discontinued operations)

In 2019, AngloGold Ashanti produced attributable 3.3 million ounces (Moz) of gold (2018: 3.4Moz) as well as 3.7Moz of silver and 199 tonnes of sulphuric acid as by-products.

Production of 3.3 Moz of gold was achieved at a cost of sales of $3.1 billion and an all-in sustaining cost of $ 1,034/oz for subsidiaries and $767/oz for equity accounted joint venture operations compared to a production of 3.4Moz in 2018 at a cost of sales of $3.2 billion and all-in sustaining cost of $1,000/oz for subsidiaries and $820/oz for equity accounted joint venture operations.

Gold
The AngloGold Ashanti gold Ore Reserve reduced from 44.1Moz in December 2018 to 43.8Moz in December 2019. This gross annual decrease of 0.3Moz includes depletion of 3.7Moz. The increase after depletions of 3.4Moz, results from additions due to exploration and modelling changes of 3.6Moz, changes in economic assumptions of 0.4Moz and a change in ownership of 0.1Moz. Other factors resulted in a 0.7Moz reduction.

Copper
The AngloGold Ashanti copper Ore Reserve increased from 1.26Mt (2,769Mlbs) in December 2018 to 1.39Mt (3,068Mlbs) in December 2019. This gross annual increase of 0.14Mt includes an increase of 0.07Mt due to methodology and 0.07Mt due to change in ownership from 94.876% to 100% as B2Gold’s shareholding has been converted to a share of profits.

Capital expenditure, including equity accounted joint ventures, in 2019 amounted to $814 million (2018: $721 million).

Safety

There were no fatalities across the group’s operations in 2019. The all injury frequency rate was 3.31 per million hours worked compared to 4.81 in 2018. Regrettably, there have been four fatalities across the group’s operations post year-end resulting from a seismic event as well as a tramming accident at the Mponeng mine in South Africa.

CONTINENTAL AFRICA

Mali
2
1
Guinea
3
Ghana
4
DRC
5
Tanzania
Operation
Project
0
2,000km

AngloGold Ashanti had seven mines in the region during 2019, four of which are currently in operation and two treating tailings. The redevelopment of the Obuasi mine in Ghana began in 2019 and first gold was poured in December 2019. The sale of Sadiola was announced on 23 December 2019.

	Attributable gold production (000oz)	Average number of employees
Subsidiary operations
Ghana
Iduapriem	275	1,801
Obuasi	2	2,924
Guinea
Attr. Siguiri 85%	213	3,056
Tanzania
Geita	604	5,066

Joint venture operations
Democratic Republic of the Congo
Attr. Kibali 45%	366	2,239
Mali
Attr. Morila 40%	27	354
Attr. Sadiola 41%	51	346

Continental Africa - Key Statistics

	Unit	2019	2018	2017
Subsidiary operations
Tonnes treated/milled	Mt	19.1	19.5	20.3
Pay limit	oz/t	0.039	0.040	0.038
	g/t	1.330	1.372	1.130
Recovered grade	oz/t	0.060	0.049	0.054
	g/t	1.77	1.69	1.84
Gold production (attributable)	000oz	1,094	1,060	1,093
Cost of sales	$m	1,173	1,127	1,071
Total cash costs (1)	$/oz	801	813	686
All-in sustaining costs (1)	$/oz	947	941	909
Capital expenditure	$m	359	246	290
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	0.62	0.51	0.28
People
Average no of employees: Total		12,847	11,490	10,268
Permanent employees		4,939	4,625	4,523
Contractors		7,908	6,865	5,745

(1) Includes Obuasi gold production in 2019, capitalised as part of the project development.

	Unit	2019	2018	2017
Joint venture operations
Tonnes treated/milled	Mt	7.5	7.8	7.7
Pay limit	oz/t	0.037	0.041	0.045
	g/t	1.255	1.403	1.528
Recovered grade	oz/t	0.060	0.053	0.047
	g/t	1.85	1.81	1.10
Gold production (attributable)	000oz	445	452	360
Cost of sales	$m	428	480	441
Total cash costs (1)	$/oz	657	680	819
All-in sustaining costs (1)	$/oz	767	820	1,087
Capital expenditure	$m	51	67	119
Safety
Number of fatalities(2)		0	0	0
AIFR (2)	Per million hours worked	0.65	0.29	1.25
People
Average no of employees: Total		2,939	3,343	3,325
Permanent employees		1,192	1,072	944
Contractors		1,747	2,271	2,381

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

(2)	Excludes Morila and Kibali which are managed by Barrick and not AngloGold Ashanti.

Production and costs

Production from the Continental Africa region subsidiaries increased to 1.094Moz in 2019 compared to 1.060Moz in 2018. The joint venture operations decreased production to 445Moz compared to 452Moz in 2018. The increase was largely due to record production at Iduapriem, and good performance at Geita.

Gold production at Iduapriem was 8% higher at a record 275,000oz compared to 254,000oz in 2018, primarily a result of a 14% improvement in plant feed. The grade improvement was driven by better grade control and access to Cut 1 area in the Teberebie pit where stripping commenced in 2017. Production was impacted by a 5% year-on-year decline in tonnage throughput due to lower plant availability owing to an unstable power supply from the national grid in the first half of the year and mill downtime in the last quarter of the year to repair a cracked trunnion journal on Sag Mill 2. The power supply challenge has since been resolved by changing over to Volta River Authority (VRA) and Ghana Grid Company.

Geita produced 604,000oz in 2019, the highest level in 13 years, 7% higher compared to 564,000oz in 2018. The operation is transitioning to predominantly underground operations, with a 10% increase in recovered grades achieved on the back of additional flexibility in the blending strategy resulting in improved recovery rates. Record quarterly production of 208,000oz was achieved in the last quarter of the year, largely a result of the higher volumes of tonnes treated and higher-grade material from Star & Comet Cut 3.

Production at Siguiri declined 12% to 213,000oz in 2019. This compares with production of 242,000oz in 2018. The lower production was mainly due to lower plant feed grade and recovery which is related to the ROM 3 crushing plant low performance and material feed blend to the plant. This was a result of a slower ramp-up than anticipated following the completion of the carbon-in-leach (CIL) combination plant integration during the year. By year-end, quarterly production had improved as the processing challenges from the treatment of harder rock material through the plant had been addressed.

At Kibali, production increased 1% to a record of 366,000oz in 2019 (2018: 363,000oz), a result of the ramp up in underground mining, which partially offset the 9% decrease in tonnes treated due to the planned reduction in open pit mining. The mine delivered higher volumes of underground tonnes as the shaft operated in line with design specifications for the full year. Total volume of undergound ore hoisted was 15% higher year-on-year.

Sadiola continued to process the stockpile and optimise costs, producing 51,000oz in 2019. This compares to 59,000oz in 2018, a 13% decrease. The end of mining activities and the depletion of full grade ore stockpiles in 2018 led to a higher proportion of marginal grade ore from the stockpiles being fed to the plant in 2019.

Morila’s production decreased 8%, as planned, to 27,000oz in 2019 compared to 30,000oz in 2018, following the completion of satellite pit mining at the start of the first half of the year. Production was also impacted by a 16% decrease in recovered grade as the mine continued to treat tailings material. This was partially offset by a 9% increase in tonnes treated compared to the previous year. The mine is expected to continue treatment of mineralized waste ore, augmented by higher grade ore from targeted mining areas, for the next year, after which the mine will transition to full closure.

Cost of sales and all-in sustaining costs (AISC) for the subsidiary operations in the region increased to $1,173 million and $947/oz for 2019, respectively, a result of higher operating costs due to lower production at Siguiri, offset by lower costs at Geita following the transition to underground mining, as well as cost savings achieved from reagent optimisation at both Geita and Iduapriem. Cost of sales and AISC for the joint venture operations decreased due to lower operating costs at Sadiola and Morila as they wind down operations.

The drive for continuous cost improvements through the Operational Excellence programme is well entrenched across all sites and disciplines in the region. The focus remains on delivering systemic and sustainable operational improvements in the management of the region’s stay-in-business projects.

Capital expenditure

Total capital expenditure for the region increased in line with planned inward investment in growth projects, particularly at Obuasi where $246 million was spent in the redevelopment of the project. Underground Ore Reserve development projects continued at Geita, for Star & Comet and Nyankanga, and at Obuasi. These projects will provide access to ore bodies identified for future gold extraction. The balance of the capital spend was used for capitalised exploration and stay-in-business projects to improve asset reliability across our mines to ensure safe, risk-free mining and production.

Safety

There were no fatalities in the Continental Africa region in 2019, with the last fatal injury having been recorded in October 2015. The region saw a regression from the previous year, primarily due to an increased number of injuries associated with the redevelopment project currently underway at Obuasi in Ghana.

Ore Reserve

The total attributable Continental Africa Region Ore Reserve was 17.93 million ounces (2018: 16.33 million ounces). This amounts to 41 percent of the group’s Ore Reserve.

Growth and improvement

Commissioning of the Siguiri CIL combination plant was completed in 2019 with the mill achieving design throughput consistently. Optimisation of the circuit is now underway. The pre-feasibility study was completed for Block 2 Project, and it is expected that the feasibility study will be completed by end of the second quarter in 2020. Evaluation of Siguiri Block 2 and the trucking of oxide material to the existing process plant to displace marginal ore was completed. The aim is to improve the mine’s ounce profile and potentially extend its life of mine. Permits for construction of the new haul road have been received and the mining permit application is currently in progress.

At Geita, the development of Nyankanga Block 1 Portal began in December 2019 to accelerate mining in Blocks 1 and 2 following the delay in permitting for Geita Hill.

Development of Geita’s Star & Comet and Nyankanga underground operations continued during the year. Approximately 4,568m of development was completed during the year to access new areas for stope mining and further exploration. Open pit mining at Nyankanga will reach the end of its economic life during 2020. Surface exploration continued at Selous, a satellite pit 2.4km from Star & Comet, to supplement the underground operation in the near term.

At Iduapriem waste stripping for Teberebie Cut 1 was completed and ore was mined from Teberibie Cut 1, Cut 3, Ajopa and Block 3. Stripping in Cut 2 is expected to start during the first half of 2020 to deliver ore in 2021 when Cut 1 ore is depleted. Brownfields drilling continued at the Ajopa pit and open pit mining has been extended to Cut 3 to supplement ore from the larger Teberebie pit. Major brownfield exploration drilling continued at Blocks 7 and 8, Ajopa and Block 1 to improve the mine’s future ounce profile and potentially extend the life of mine.

The pre-feasibility studies for the new tailings storage facility (TSF) and return water dam (RWD) sites were completed. A related feasibility study is planned to be completed in 2020. Construction sites were identified and land access compensation and engagement with the relevant government authorities began for the permitting of the new facilities. In the second half of 2019 the mine undertook a feasibility study to consider treatment options to discharge excess water efficiently on the current greenfield tailings storage facility, the completion of which is expected in 2020.

The Obuasi Redevelopment Project has progressed well. There is a strong focus on safety. The project remains on schedule and within budget. Phase 1 of the project, which set up the plant to achieve a daily processing rate of 2,000t of ore, was completed. Phase 2, which aims to expand plant capacity to 4,000t a day, will continue through 2020. The civil engineering work is progressing well with most orders having already been placed. First blast underground, signalling the start of underground development, took place on 11 February 2019 and the first stope blast was in October 2019. This indicated the start of ore production, albeit on a limited scale, and was followed by the first pour of gold on 18 December 2019, demonstrating the successful implementation of the plan to redevelop Obuasi into a modern, mechanised mining operation, following the suspension of mining activities five years ago.

At Kibali, the Kalimva-Ikamva prefeasibility study was completed, delivering another viable opencast project. This will help balance the mine’s open cast/underground ore ratio and enhance mine plan flexibility. Drilling at Gorumbwa highlighted future underground potential and ongoing conversion drilling at KCD is delivering reserve replenishment. The mine is well placed to meet its 10-year production targets and extend them beyond this horizon.

SOUTH AFRICA

North West
Gauteng
Carletonville
Klerksdorp
Swaziland
Bloemfontein
Lesotho
Durban
East London
Port Elizabeth
Cape Town
0
400km
LEGEND
West Wits operations
1 Includes Mponeng and West Wits Surface Operations
Vaal River operations
2 Includes MWS and Vaal River Surface Operations
Operation

After extensive restructuring of this region, at 31 December 2019, the region has two operations:

West Wits: Mponeng
Surface operations

Post-year end, on 12 February 2020, it was announced that an agreement had been reached to sell all our remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. The transaction, which is subject to several conditions precedent, is expected to be concluded on or about 30 June 2020.

	Gold production (000oz)	Average number of employees
Operations
South Africa
1. West Wits
Mponeng	244	4,944
2. Surface operations (1)	175	2,031

(1)	Includes MWS for purposes of this annual report. It is operated and managed as a separate cash-generating unit.

South Africa Key Statistics

	Unit	2019	2018	2017
Operation
Tonnes treated/milled	Mt	35.1	34.9	38.9
Pay limit (1)	oz/t	0.33	0.44	0.43
	g/t	11.90	16.11	15.97
Recovered grade (1)	oz/t	0.183	0.219	0.202
	g/t	5.69	6.82	6.93
Gold production (2)	000oz	419	487	903
Cost of sales	$m	479	590	1,129
Total cash costs (3)	$/oz	981	1,033	1,085
All-in sustaining costs (3)	$/oz	1,132	1,178	1,245
Capital expenditure	$m	57	73	150
Safety
Number of fatalities		0	2	7
AIFR	Per million hours worked	10.00	10.25	12.68
People
Average no of employees: Total		6,975	17,308	26,245
Permanent employees		6,202	15,557	22,738
Contractors		773	1,751	3,507

(1)	Refers to underground operations only.

(2)	Includes production ounces from the technology development programme in 2017.

(3)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

Production and costs

The South Africa region produced 419,000oz, 14% lower than the previous year, at a cost of sales of $479 million and a total cash cost of $981/oz in 2019, largely due to limitations in face length availability which impacted grades following high seismicity at Mponeng. Production was also impacted by intermittent electricity due to Eskom load shedding and seismicity related safety stoppages.

Mponeng mine produced 244,000oz at a cost of sales of $287 million and a total cash cost of $976/oz in 2019, an 8% decrease in production compared to 265,000oz at a cost of sales of $320 million and a total cash cost of $977/oz in 2018. The 2019 year marked the first full year in which shift arrangements at Mponeng were implemented.

The shift arrangement represents a paradigm shift in the evolution of the mine. This has resulted in significant improvements in both safety and productivity. Employees have responded positively to the new schedule, resulting in a 36% year-on-year improved safety performance (AIFR) and a 15% uplift in productivity.

Production of 175,000oz at Surface Operations improved for the year driven by a 3% increase in production at MWS, driven by improved recoveries with the introduction of the Aachen Shear reactor and other initiatives aimed at enhancing efficiencies.

The main drivers for the improved delivery at the Surface Operations were primarily:

•	Improved throughput from better operational performance delivery by the contractor; stabilised duty cycle of the communication circuits

•	A change in strategy to process Mponeng marginal ore dumps (MOD) through the Savuka gold plant;

•	General metallurgical process efficiencies; and

•	Implementation of grid sampling and grade profiling strategy.

The impact of inclement weather remained significant during 2019. A remote reclamation project is currently underway with the aim of reducing inclement weather disruptions to production. The current situation at Eskom also remains a concern as MWS is not able to fully function on emergency power and therefore any interruptions caused by Eskom directly impacts on production activities.

Costs benefitted from operating efficiencies as well as a weaker rand/dollar exchange rate, resulting in a 19% year-on-year decrease in cost of sales and a 5% year-on-year decrease in total cash cost. This was partially offset by lower gold output from the region.

Cost reduction initiatives aimed at calibrating both on- and off-mine cost structures progressed well through the year in line with our focus on Operational Excellence.

All-in-sustaining costs for the region were $1,132/oz (cost of sales $479 million), down 4% despite the headwinds related to production and inflationary pressures. The region successfully delivered on its targeted cost savings initiatives for 2019.

Through our Operational Excellence initiatives, cost and capital management remained a key priority as we continue to maintain asset integrity and safety performance. Project initiatives include a wide array of activities aimed at improving metallurgical recoveries and throughput and cost saving initiatives. Operational Excellence began at Mponeng in 2019 and included working to increase face length availabilities, improve recovery and mine call factors, reduce power consumption, and optimise capital spend.

Capital expenditure

Total capital expenditure for the region was $57 million, compared to $73 million in 2018. This was mainly spent on the completion of the Phase 1 project, ore reserve development (ORD) work, as well as the Mponeng life-of-mine extension feasibility study. Sustaining capital expenditure was spent on a variety of stay-in-business projects and the rehabilitation work related to the Carbon Leader project.

Safety

There were no fatalities in the South Africa region in 2019, the region’s safest year on record. The AIFR was10.00 for the year, an improvement year-on-year. Safety interventions have included changes in planning and information systems, the introduction of a new way of mining, and a change in shift arrangements as of November 2018. Regrettably, there have been four fatalities in the South Africa region post year-end resulting from a seismic event as well as a tramming accident at the Mponeng mine.

Ore Reserve

As at 31 December 2019, the total Ore Reserve for the South African region was 15.5Moz (2018: 16.8Moz). This is equal to 35 percent of the Group’s Ore Reserve.

THE AMERICAS

The Americas region has three mining operations, featuring both open pit and underground mining (one in Argentina and two in Brazil) as well as two advanced greenfields projects in Colombia.

	Attributable gold production (000oz)	Average number of employees
Operations
1. Argentina
Cerro Vanguardia (Attr. 92.5%)	225	1,698
2. Brazil
AGA Mineração	362	4,885
Serra Grande	123	1,531

Americas - Key Statistics

	Unit	2019	2018	2017
Operation
Tonnes treated/milled	Mt	7.2	6.8	7.5
Pay limit	oz/t	0.11	0.12	0.10
	g/t	3.79	4.14	3.58
Recovered grade	oz/t	0.089	0.103	0.102
	g/t	3.04	3.55	3.49
Gold production (Attributable)	000oz	710	776	840
Silver (attributable)	Moz	3.4	5.9	5.8
Cost of sales	$m	822	838	987
Total cash costs (1)	$/oz	736	624	638
All-in sustaining costs (1)	$/oz	1,032	855	943
Capital expenditure (2)	$m	195	176	234
Safety
Number of fatalities		0	1	0
AIFR	Per million hours worked	3.50	3.97	3.29
People
Average no of employees: Total		8,114	7,973	8,511
Permanent employees		5,869	5,755	5,888
Contractors		2,245	2,218	2,623

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

(2)	100 percent, (not attributable) and includes Colombia.

Production and costs

Total production for the Americas region in 2019 declined 8% to 710,000oz compared to 776,000oz in 2018, a result of production declines at all three operations.

At AGA Mineração, performance at Cuiabá was hindered by poor ground conditions where, to ensure safe production, the rate of mining was slowed while a new surface support regime and mining sequencing were explored. Leading internal and external rock engineering experts were engaged to advise and subsequently mesh surface support installed to rehabilitate accessways and new controls and mine sequencing were introduced. Early indicators show these new controls to be successful and condition monitoring will continue as mining progresses in the deeper, higher grade areas.

At the Córrego do Sítio complex, geological model changes, open pit licence delays for the Rosalino orebody, geotechnical issues and unexpected heavy rains in the last two months of the year delayed development and mining of the planned open pit mining areas.

At Serra Grande, the slightly lower production level in 2019 was due to lower feed grades, particularly in the second half of the year, and reduced drilling productivity and fleet availability. This was partially offset by higher tonnage treated following the Mina III pushback.

Cerro Vanguardia’s production was negatively affected in the second half of the year by the planned lower grades mined and a 42% decline year-on-year in silver production. This was partially compensated for by higher average silver price.

Cost of sales for the region for the year were $822 million in 2019 (2018: $838 million). The total cash cost for the region for the year was $736/oz in 2019 (2018: $624/oz) and AISC were $1,032/oz (2018: $855/oz). The increased costs were largely due to the decline in ounces sold, reduced silver by-product revenue from Cerro Vanguardia and inflation. The inflationary pressures which affected both Argentina and Brazil, included increases in wages, operational materials, this coupled with impact of changes in the estimation of rehabilitation provisions estimation for the Brazilian operations as required by the new legislation. This was slightly offset by weaker currencies (Argentinean peso and Brazilian real).

Capital expenditure

Total capital expenditure for the region was $195 million, compared to $176 million in 2018, with the increase largely driven by higher spend in Colombia on feasibility study work at Quebradona. Sustaining capital expenditure was spent mainly on Ore Reserve development at underground operations in Brazil and Argentina. At Cerro Vanguardia, capital expenditure for the year was spent primarily on development work and larger trucks to increase hauling and loading capacity, and to ultimately improve productivity.

Serra Grande is our only operation in Brazil with an upstream TSF. Following implementation of new legislation in Brazil, the current dam, which has a reinforced wall, will be converted to dry stacking. As this was part of the mine plan, the process will be accelerated and decommissioning is expected to begin in September 2021.

Safety

There were no fatalities in the Americas region in 2019. Safety improved overall with an AIFR of 3.84 recorded for the year.

Ore Reserve

At the end of 2019, the total attributable Ore Reserve for the Americas region was 7.2 million ounces (2018: 7.1 million ounces). This is approximately 17 percent of the group’s total Ore Reserve.

Growth and improvement

In Brazil, the strategy is to enhance mining flexibility and predictability by investing in Ore Reserve development, along with Mineral Resource and Ore Reserve conversions. More brownfields exploration is planned to increase reserves and related confidence levels. This work will be vital in the upcoming year.

During 2019, Serra Grande transitioned to full owner development and development metres achieved increased by 10% compared to 2018 levels. At Cuiabá a new international contractor in the Brazilian market was signed on in March 2019 and has to date delivered a 28% year-on-year increase in metres developed.

Cuiabá is also investigating the potential of new orebodies and a plan for deepening the mine. At Córrego do Sítio (CdS) the focus is to re-open the CdS II underground mine. Along with a focus on resource conversion and stabilising production, Córrego do Sítio will invest in looking at the potential of CdS III and the Rosalino open-pit expansion.

At Serra Grande, Palmeiras South underground mine is expected to commence delivering ounces in the first half in 2020.

In Argentina, Cerro Vanguardia, which has been in operation for over 20 years, is expected to see a reduction in grades from the open pit mines and lower contributions from silver compared to the previous years’ levels. To sustain the production plan, exploration will focus on converting new and already existing blue sky tangible and Inferred Resources into Indicated category around current pits and underground operations in the main production zone. The exploration plan includes 25,000m of diamond drilling hole campaign, channels, trenches and geophysics surveys, among others.

AUSTRALIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	254	570
2. Tropicana 70%	360	570
AngloGold Ashanti’s Australian assets comprise the wholly owned Sunrise Dam and the 70 percent-owned Tropicana Gold mine located in the north-eastern goldfields of the state of Western Australia.
Australia - Key Statistics

	Unit	2019	2018	2017
Operation
Tonnes treated/milled	Mt	10.1	9.5	9.4
Pay limit	oz/t	0.06	0.07	0.06
	g/t	1.95	2.10	1.84
Recovered grade	oz/t	0.060	0.065	0.061
	g/t	1.87	2.01	1.89
Gold production (attributable)	000oz	614	625	559
Cost of sales	$m	632	622	551
Total cash costs (1)	$/oz	730	762	743
All-in sustaining costs (1)	$/oz	990	1,038	1,062
Capital expenditure	$m	149	156	153
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	7.33	9.14	8.53
People
Average no of employees: Total		1,140	1,051	974
Permanent employees		249	238	226
Contractors		891	813	748

(1)	Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

Production and costs

The Australia region produced 614,000oz in 2019 compared to 625,000oz 2018. The 2% drop in year-on-year production was largely the result of lower underground mined volumes and grades at Sunrise Dam. Sunrise Dam experienced operational challenges in the middle of the year with limited stope flexibility and paste fill delays, which resulted in lower underground volumes and grades. However, mining flexibility improved in the fourth quarter of 2019 as larger stopes came online, resulting in a record production from underground for the fourth quarter. A substantial exploration programme is underway to increase Mineral Resource confidence, grow the underground Ore Reserve and support development of additional mining areas in the long term. Critical for success at Sunrise Dam is increasing flexibility to ensure consistently high underground tonnages are available to displace lower-grade surface stockpiles. Strategic drill platforms have been established to facilitate systematic exploration of the down plunge extents of the Vogue mineralised system, while also testing areas to the north and south that could generate additional work areas. The objective of the drilling is to provide data to facilitate Ore Reserve conversion and increase confidence and reliability in the two- to five year planning horizon.

At Tropicana, production at 360,000oz for the year, was 7% higher year-on-year. Higher mill throughput, which set new records in December 2019, offset lower feed grades in the second half of the year and contributed to the increase in gold production. Annual tonnes mined also broke site records in 2019. The Tropicana open pit was completed during the year and mining continued in the Havana South, Havana and Boston Shaker pits. It is planned that open pit mining will be focused on the Havana pit in 2020.

The region’s cost of sales and AISC were $632 million and $990/oz in 2019, respectively, compared to $622 million and $1,038/oz for 2018, respectively. Despite the 2% lower production delivered in the region for the year, a strong focus on operational excellence coupled with a weaker exchange rate contributed to a 4% drop in total cash costs and a 5% drop in AISC compared to 2018. Tropicana’s total cash costs declined due to higher volumes, and improved efficiencies partially offset by unfavourable grades, royalties and inflation while total cash costs at Sunrise Dam were negatively impacted by lower efficiencies, lower grade and inflation. Operational excellence work included a successful trial of autonomous open-pit blast hole drilling, which indicated significant productivity gains could be achieved by converting all six drill rigs to autonomous operation. Autonomous operation can improve drill use by enabling their continued operation within the exclusion zone during blasting, so extending drill bit life and reducing the number of operators needed.

Capital expenditure

Total capital expenditure for the region was $149 million in 2019 compared to $156 million in 2018. Capital expenditure at Tropicana increased by $29 million predominately due to the start of the Boston Shaker underground growth project ($21 million). An increase in waste stripping capital expenditure due to the scheduling of open pit cutbacks was partially offset by a reduction in stay-in-business capital. Capital expenditure at Sunrise Dam reduced by $35 million due to lower Ore Reserve development and stay-in-business capital expenditure. Several key infrastructure projects, such as the expansion of the tailings storage facility and the upgrade to the ventilation system were completed in 2018 resulting in a $25 million year-on-year reduction in stay-in-business capital expenditure when compared to 2019.

Safety

Safety performance improved for the Australia region in 2019, continuing a positive trend since the commissioning of Tropicana in 2013. At Tropicana, the site ended the year with a record safety performance in terms of the AIFR and the lost-time injury frequency rate (LTIFR), achieving 14 months without a lost-time injury. At Sunrise Dam, the AIFR and LTIFR both increased marginally from 2018, although the severity of injuries was minor.

Ore Reserve

At the end of 2019, the total attributable Ore Reserve for the Australia region was 3.2 million ounces (2018: 3.8 million ounces). This is approximately seven percent of the group’s total Ore Reserve.

Growth and improvement

At Sunrise Dam, the underground exploration programme initiated in the second half of 2019 is expected to take two years. The programme is designed to increase Mineral Resource confidence, grow the underground Ore Reserve and support development of additional mining areas in the long term. By the end of the year six underground diamond drill rigs were in operation testing various targets including the southern strike extensions of the Midway Shear Steeps (MSS) and Elle and areas to the south of the current Vogue Indicated Resource. Surface diamond drilling will target southern extensions of Vogue.

Drilling results returned in 2019 identified extensions of Vogue mineralisation over an approximate 180m strike length; southern extensions to the Midway Shear (MWS) Steeps ore domains, approximately 190m south of the current Indicated Resource; and potential repetition of the MWS Steeps ore domains, approximately 100m east of the current Indicated Resource. Drilling also intersected mineralisation 500m to the south down plunge of the Mineral Resource, suggesting the continuation of the Vogue orebody.

Development of the Boston Shaker underground mine at Tropicana began in May 2019 and at year-end the project was on track to deliver high-grade ore in mid-2020 as planned. The decision to go ahead with the project was announced in March 2019 following board approval and after a feasibility study confirmed that underground mining was technically and financially viable, demonstrating robust economics with an anticipated internal rate of return of 39% for a capital investment of $79.3 million.

Boston Shaker is expected to contribute higher-grade mill feed, resulting in an improved gold production profile and enhanced cash flow, during 2021-2023 when the mine plan includes periods of higher waste stripping in the Havana open pit.

The feasibility study was based on the mining of 6.58 million tonnes, grading 3.84g/t, assuming the systematic conversion of Mineral Resources to Ore Reserves over the life of the mine. The average underground mining rate will be approximately 1.1Mtpa (including development) over an eight-year mine life to 2026 to produce a total of 732,000oz. Mining methods will comprise conventional mechanised mining and underhand sublevel open stoping.

The two raised bore holes required for ventilation and emergency egress were tracking ahead of schedule by year end, and underground development of 1,640m was ahead of plan. Underground reverse circulation grade control drilling began in October. Recruitment of the underground workforce is progressing as planned and the underground operation remains on track to deliver first gold in the second half of 2020. Operational excellence work is focused on remote bogging, the mechanical operator-controlled digging of ore from surface, and on optimising level spacing and extraction ratios.

EXPLORATION REVIEW

Our exploration is focused on two of our strategic focus areas: creating value by providing long-term optionality and improving portfolio quality. Our exploration programme covers greenfields and brownfields exploration.

These strategic objectives are met by:

•	Greenfields exploration which aims to discover large, high-value Mineral Resource, which will eventually lead to the development of new gold mines; and

•
Brownfields exploration which focuses on delivering value through accretive additions to the Ore Reserve at existing mines as well as new discoveries in defined areas around operations. Brownfields exploration actively drives the creation of value by growing our Mineral Resource and Ore Reserve, our major assets. The brownfields exploration programme is based on innovation in geological modelling and mine planning, and continual optimisation of our asset portfolio.

In 2019, $62 million was spent on greenfields exploration and $95 million on brownfields exploration.

Greenfields exploration

5,500km2 of highly prospective ground was explored in two countries – Australia and the United States – along with licence applications and other ground positions in Argentina,Brazil and Tanzania. In total, more than 71km of diamond, reverse circulation (RC) and aircore (AC) drilling was completed in 2019.

In Australia, in the Laverton district, AngloGold Ashanti completed the 70% earn-in at the Butcher Well and Lake Carey JV. The Butcher Well scoping study was updated by integrating the drilling results from the second half of 2018. Elsewhere in Laverton, a total of 49,200m of aircore drilling and 4,486m of diamond drilling was completed on several joint venture and non- joint venture projects.

Diamond drilling programmes were also completed at the Mt Clark prospect in North Queensland (nine holes for 2,748m) and the Glandore prospect, located 60km east of Kalgoorlie in Western Australia (six holes for 1,846m), with no positive results derived.

In the United States, at the Silicon project in Nevada, 8,008m of RC and 3,300m of diamond drilling were completed in 2019. The programme followed up on and further developed understanding of the alteration system intersected in earlier drilling as well as testing other favourable litho-structural targets within the Silicon-Thompson structural corridor. An induced polarization (IP) survey was also completed along with ground magnetic and gravity surveys. The second-year anniversary payment was made to Renaissance Gold during the period to maintain the option earn-in agreement into the third and final year in 2020.

Also in the United States, in Minnesota, roto-sonic drilling was completed over several target areas with 54 holes completed for a total of 1,619m. Since the results from the programme were not encouraging, work has stopped. AngloGold Ashanti returned all the mineral leases to the state of Minnesota.

In Argentina and Tanzania, exploration properties are on care and maintenance. Target generation activities were completed in Brazil and West Africa.

Brownfields exploration

Brownfields exploration was carried out in nine countries in and around AngloGold Ashanti operations. A total of 877,630m of Diamond and RC drilling was completed during the year.

South Africa: Exploration continued with one-hole drilled at Mponeng’s Western Ultra Deep Levels targeting the Ventersdorp Contact Reef. Drilling was stopped due to capital constraints and the final site clearance/closure certificate signed off in June.

Argentina: At Cerro Vanguardia, due to budget constraints, exploration was focused on mapping, surface sampling and ground geophysical surveys.

Brazil:At AGA Mineração, in the Iron Quadrangle, a total of 263,345m was drilled. At Cuiabá, the underground drilling programme focused on Fonte Grande and Serrotinho (upright limb), Balancão and Galinheiro (overturned limb). A long-inclined borehole drilling project was successfully completed. Positive results with significant intercepts were reported for secondary targets including the quartz vein project (VQZ) and Viana.

Regionally, drilling at the Descoberto target is ongoing and has produced encouraging observations. Land access was granted in October 2019 to allow the Matarelli target drill programme to commence. A trial unmanned aerial vehicle (UAV) magnetic survey was successfully completed at Matarelli and a more comprehensive survey covering the Matarelli and Tinguá targets is planned. A detailed geological map and associated cross sections were produced over the Tinguá target area ahead of a geochemical soil programme planned for early 2020.

At Lamego, drilling focused on confirming the continuity of Carruagem in a south-westerly direction (both limbs) from levels 1 to 5. Drilling also took place at Cabeça de Pedra (hinge zone), which reported high grades and indicated that the orebody remains open.

Drilling at Córrego do Sítio (CdS) tested the Rosalino open pit. At CdS I, underground drilling in Laranjeiras and Carvoaria confirmed the Mineral Resource and indicate good prospectivity for high grades in Carvoaria. In the ‘Gold Quadrangle’ area of Candeias-Cristina, Mutuca, Cachorro Bravo and Pneu, drilling supported Mineral Resource additions in the area.

At CdS II, drilling in the shallow north-east portion of São Bento confirmed the continuity of the mineralised structure in that direction. The Remaining Ounces project identified potential areas for high-grade ore within old mining areas. At CdS III, a sterilization drilling campaign is underway and one positive intercept suggests the extension of the Anomalia and Jambeiro target trends.

A total of 128,888m was drilled at Serra Grande. Exploration drilling at Pitanga, Palmeiras South, Mangaba, Corpo IV, V and Limoeiro resulted in the addition of Mineral Resource. The mine acquired the Palmeiras South area in late 2018 which contains the southern extension of all mineralised trends; subsequent drilling during 2019 returned positive results along Structure 3.5.

The Pitanga orebody was discovered along Structure III close to Mina Nova mine. The reinterpretation of existing orebodies at Corpo IV, Corpo V and Limoeiro supported exploration drilling and led to new ounce generation. Target generation focused on assessing shallow opportunities and using interpreted S2 stacking behaviour to identify new potential areas to test in 2020.

Colombia:Limited exploration activities were completed at Gramalote. RC drilling started at Trinidad in October 2019 and diamond drilling at Gramalote in November with no results reported to date. The La Colosa project continued on care and maintenance following the cessation of all field activities in April 2017.

At Quebradona, a total of 10,494m was drilled, focusing on geotechnical programmes for site infrastructure, the tunnel trace, the mine subsidence area and the crusher chamber. Geological and structural models were updated for infrastructure sites, the tunnel and mine area.

Tanzania: At Geita, a total of 96,407m of drilling was completed in 2019.

The overall results for Star & Comet Cut 2 Mineral Resource drilling were positive. While exploratory drilling results identified no economic intersections, interpretation and review are ongoing. The Star & Comet Cut 3 Mineral Resource drilling results confirmed the down-dip continuity. Extension drilling at Star & Comet Cut 2 and Cut 3 confirmed the presence of open-ended high-grade mineralisation along the hanging wall and footwall sides of the intrusive, suggesting that the Cut 2 and Cut 3 orebodies might join and become one.

Mineral Resource development drilling programmes for Nyankanga underground were carried out at Blocks 3, 4 and 5 as well as in the gap area between Block 2 and 3. All results were positive.

Three of eight holes in the surface drilling programme at the Star & Comet North Extension returned lower grades than previous data. Results from surface drilling completed at Selous confirmed the orebody extensions inside and outside the pit margins. While exploratory surface drilling at Mabe delineated localised orezones of medium to high grade.

At Geita Hill, underground Blocks 1 and 2 drilling results defined low-grade mineralised zones. Drilling initiated at the Roberts deposit confirmed the presence and potential of economic ore zones within and outside the optimised pit.

Guinea: At Siguiri, a total of 74,939m was drilled during the year.

Kami drilling has shown that the mineralisation extends into the fresh rock and into oxide in Kami East saddle. Bidini drilling has shown that the mineralisation extends to the east of the pit in oxide. Silakoro West drilling was completed and confirmed the mineralisation.

Silakoro North drilling intersected mineralisation associated with disseminated sulphides. Foulata East drilling results show unmineralised albitite, while the main Foulata drillholes indicate the potential extension of mineralisation at depth and along the trend. Advanced grade control (AGC) drilling at Foulata confirmed the model.

At Saraya, drilling confirmed the extension of shallow mineralisation to the north and deeper along the plunge. The Saraya AGC drilling confirmed the model despite defining thicker internal waste intervals. At Seguelen PB2 drilling confirmed the extension of the mineralisation in the fresh rock.

The Sanu Tinti infill drilling crossed potentially mineralised breccioconglomerates layers. At Niono, reconnaissance drilling showed weak potential for oxide mineralisation. The Doko, Block 4, reconnaissance drill programme is now 48% complete with some economic intersection.

At Balato North, Saraya West EL and Setiguiya West reconnaissance drilling showed negative results. Field visits and reviews confirmed the potential of the Carbonate Hills (East and Central) targets.

Ghana: At Iduapriem, a total of 21,279m of drilling was completed in 2019. Exploration focused on Mineral Resource conversion drilling at Block 1, Ajopa, Efuanta and Block 4S. Regional mapping of the hydrothermal targets commenced during the year as well as auger drilling at Mile 8 and Mile 5W targets.

At Obuasi, drilling started on 27 May 2019 with capital drilling on 41 level, grade control drilling on 17 and 22 levels, and expensed exploratory drilling in the GCS top area.

The 41-level drill programme completed 7,921m of combined RC and diamond drilling. Two multi-purpose RC/diamond rigs are being used to accelerate data acquisition and reduce costs. The grade control programme drilled 3,480m and showed continuity of the Obuasi fissure in terms of grade and structure. The 5,475m of exploratory drilling indicated potential in the footwall splays.

Democratic Republic of the Congo: A total of 25,210m was drilled at Kibali during the year.

The drilling results at Gorumbwa-Sessenge gap support the continuity of the mineralisation from Gorumbwa into the gap.

At Ikamva, drilling observations support the model while at Ikamva-East, the drilling programme was completed, and the results returned support the consistency of the two lenses. Two holes were drilled into the Kalimva-Ikamva Hinge zone with results supporting the model of a potential link between the two structures.

Results also suggest the presence of other shoots pertaining to the Kalimva system.

The orientation drilling programme along the Zakitoko-Birindi trend was completed and indicate an extension down dip and along strike. A data review of the Aindi area was conducted leading to identification of four zones of interest.

In the Oere-Kalimva Gap, the drilling programme is complete and indicates no mineralisation within the gap. While in the Mofu-Oere gap, a trenching programme showed weak results from surface that increase down dip and plunge.

Eight trenches were excavated in the Mandungu-Memekazi-Renzi trend with overall results supporting the model and the trenching programme at Memekazi Northeast, returning results that support the potential of the area.

At Sayi, the results support the model and continuity of the interpreted mineralisation. While drilling in the Sayi-Mengu gap returned narrow intercepts. Results from the Renzi trenching programme support the model, though they are relatively low grade, while the Oere drilling results support the presence of highgrade domains within the mineralisation envelope.

A soil sampling programme in the KZ South area returned results supporting potential for a mineralised system. At Pakaka, drilling results from the hole furthest southeast support a consistently thin high-grade mineralisation along the sheared contact observed in the pit.

Mali: No drilling was completed in 2019.

Australia:At Sunrise Dam, six underground rigs were in use during the period, with most drilling taking place at Vogue, Midway Shear (MWS) Steeps and Elle, as well as at Stella (Target 18) and Steeps below Sunrise Shear Zone (Target 01). Commissioning of a seventh underground rig took place during November and an eighth rig was commissioned in December 2019.

One surface rig was in operation, targeting the southern extensions of the deposit from surface, 520m and 360m south of the current Ore Reserve from the Cleo waste dump.

At Tropicana, mine drilling consisted of infill drilling at Havana to upgrade the Mineral Resource confidence and assist in the mining option studies. Significant results were returned from the infill drilling at Havana, as well as encouraging results from drilling at Havana South down-dip.

Regional drilling was concentrated at Iceberg, Tumbleweed, New Zebra, Angel Eyes Voodoo Child, Wild Thing, Electra, Mojito and Monsoon. Regional drilling produced an important result from RC drilling at Voodoo Child that indicates mineralisation is present ca. 500m along strike from the defined prospect.

Projects

Colombia: The greenfields projects in Colombia make a significant contribution to AngloGold Ashanti’s Mineral Resource with La Colosa, Quebradona and Gramalote collectively contributing 38.5Moz. Quebradona and Gramalote contribute 4.3Moz to the gold Ore Reserve. Quebradona also has a copper Ore Reserve of 3,068Mlbs. Both Quebradona and Gramalote are at various stages of feasibility study while the La Colosa project is currently under force majeure, pending the necessary environmental permits.

The Gramalote project, a joint venture between AngloGold Ashanti and B2Gold Corp (B2Gold) in Colombia, lies on the eastern flank of the Cordillera Central, near the towns of Providencia and San Jose del Nus in the municipality of San Roque, in the north-west of the Antioquia Department. It is approximately 230km north-west of Bogota and about 120km north-east of Medellin.

In September 2019, AngloGold Ashanti announced that an agreement had been reached with B2Gold, under which B2Gold would fund an investment and exploration programme in 2020 to the value of $13.9 million, in order to earn back to a 50:50 partnership and assume management of the project effective 1 January 2020. Completion of the feasibility study for Gramalote is targeted for the end of 2020. The project has several key infrastructure advantages including reliable water supply, its close proximity to key infrastructure and a technically capable workforce in country.

As per the agreement, B2Gold assumed management of the Gramalote joint venture on 1 January 2020. On 21 January 2020, B2Gold announced positive results from the updated preliminary economic assessment (PEA) for the Gramalote Ridge deposit, a part of the Gramalote project. The PEA updates and enhances previous studies on the Gramalote project in several areas.

B2Gold is currently completing approximately 42,500m of infill drilling at Gramalote Ridge to convert the existing Inferred Mineral Resource to the Indicated category, and 7,645m geotechnical drilling for site infrastructure.

The Gramalote joint venture will continue to advance community resettlement programmes, establish coexistence programmes for small artisanal miners, to work on health, safety and environmental projects and to continue to work with government and local communities on social programmes.

B2Gold, as manager, plans to continue to complete and submit the feasibility work by 31 December 2020. The main work programme for feasibility is infill drilling to confirm and upgrade the Inferred Mineral Resource to the Indicated category.

The Environmental Impact Study and Project Implementation Plan for the Gramalote project have been fully approved by the National Authority of Environmental Licences of Colombia. Due to necessary modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final stages of approval. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open pit gold mine, B2Gold would use its proven internal mine construction team to build the mine and mill facilities, and operate the mine on behalf of the joint venture.

The Quebradona deposit is located approximately 104km south-west from Medellin, Antioquia Department and is a porphyry-related, copper-gold mineralised stock work system, located within the Western Cordillera of Colombia. Until 2019, the project was a joint venture with B2Gold (5.7% and diluting) and AngloGold Ashanti (94.3% and operator). During 2019, the 5% dilution threshold was reached and the parties entered into a royalty agreement in which B2Gold transferred the minority interest in the joint venture to AngloGold Ashanti in exchange for a royalty fee during production.

During the year, AngloGold Ashanti continued with the exploration programme, with the key aim of developing the feasibility study, completing and submitting the environmental and construction licence requests (filled in November 2019), and securing the land required for project implementation. The Quebradona project is an attractive business case of ca. 8.7Moz gold equivalent, with required capital investment estimated at around ca. US$1billion and an internal rate of return at approval stage of 15% (meeting our required hurdle rate). 2020 will be a critical year for the project, with an estimated investment of approximately $64 million, targeted at the following key milestones:

•	Complete the feasibility study and present it to the board for approval in November 2020;

•	Obtain the environmental and construction licence by November 2020; and

•	Complete the process of securing the land for project implementation.

The La Colosa project is located approximately 150km west of Bogota in the Tolima Department. It is a very large porphyrystyle gold deposit discovered by the Colombia greenfields exploration team in 2006. The project is 100% owned by AngloGold Ashanti. The project comprises a singular large deposit likely in excess of 28.45Moz of mineral resources and endowment. The project’s pre-feasibility study began in 2010 and was formally put on care and maintenance in April 2017. A second-time force majeure was granted pending the approval of environmental permits. The force majeure is expected to be renewed in June 2020 if the conditions associated with the environmental licence permits remain.

4C.	ORGANISATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:

•	South Africa – West Wits and surface operations;

•	Continental Africa – operations in Ghana, Guinea and Tanzania and joint venture operations in the DRC and Mali;

•	Australia – operations in Australia; and

•	Americas – operations in Argentina and Brazil, and exploration projects in Colombia.
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

SUBSIDIARIES

AngloGold Ashanti Limited has investments in principal subsidiaries and joint venture interests, see “Item 19: Exhibits – Exhibit 19.8 Principal subsidiaries and operating entities at 31 December 2019” for details.

4D.	PROPERTY, PLANTS AND EQUIPMENT

For more information about AngloGold Ashanti’s mines, including as to the company’s mining rights and licences refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

Mine, operation and business unit are used interchangeably. Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100 percent owned unless otherwise indicated.

AngloGold Ashanti’s operating mines are all accessible by road.

CONTINENTAL AFRICA

AngloGold Ashanti has seven mining operations within the Continental Africa region. Mining is from both open pit and underground, with Obuasi being an underground mine in a redevelopment phase, Iduapriem, Siguiri, Morila and Sadiola being open pit mines, and Kibali and Geita being a combination of open pit and underground mines.

DEMOCRATIC REPUBLIC OF THE CONGO (DRC)
Description
Kibali Gold Mine, located in the north-eastern part of the DRC near the international borders with Uganda and South Sudan,is the sole operation in the DRC.

DRC - Kibali
Description
The Kibali Gold Mine is a joint venture (JV) between AngloGold Ashanti (45 percent), Barrick Gold Corporation (45 percent) and Société Miniere de Kilo-Moto SA UNISARL (SOKIMO), a state-owned gold company owning the balance. Kibali is operated by Barrick Gold Corporation. The mine is located adjacent to the village of Doko, which is located in the west of the project area. Kibali is approximately 210 kilometres by road from Arua, on the Ugandan border and immediately north of the district capital of Watsa.

The operational area falls within the administrative territory of Watsa in Haut Uélé province. The operation comprises both open pit and underground mining. First gold was poured in September 2013 from the open pit operations. Development of the underground mine commenced in 2013. The first underground development ore was mined in 2013 and stoping commenced in 2015.Initial production was via a twin decline from surface. From 2018 onwards, the majority of ore was hoisted up the shaft. The decline to surface is used to haul some of the shallower zones and to supplement shaft haulage. The underground mine has both a ramp and shaft system, with the shaft reaching a depth of 740 metres. Kibali has a processing plant capable of producing an average of 600koz of gold per annum by treating 7.2Mtpa. The current processing plant can treat both oxide and fresh sulphide material and is configured for flotation and ultra-fine grind of the flotation concentrate, a treatment that is required for the sulphide ore type before leaching. Power to the mine is self generated by a combination of hydroelectric and diesel generators.

The Mineral Resource and Ore Reserve are covered by exploitation permits (11447, 11467, 11468, 11469, 11470, 11471, 11472, 5052, 5073 and 5088) totalling 1,836km2. The Kibali Gold Mine was granted the 10 exploitation permits under the applicable DRC mining code, seven of which are valid until 2029 and three of which are valid until 2030.

Geology
The Kibali Gold Mine is located within the Moto Greenstone Belt, which consists of Archean Kibalian volcano-sedimentary rocks and ironstone-chert horizons that have been metamorphosed to greenschist facies.

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

GHANA
Description
AngloGold Ashanti has two mines in Ghana: Obuasi, currently in a redevelopment phase, is an underground mine and Iduapriem is an open pit mine.

Ghana – Iduapriem

Description
Iduapriem, wholly owned by AngloGold Ashanti since September 2007, is situated in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa.

Iduapriem is a multiple open pit operation that currently sources ore from the Ajopa and Block 7 and 8 pits. The Iduapriem treatment plant has two semi-autogenous grinding mills and two ball mills which run in two parallel circuits, each with a semi-autogenous grinding mill and a ball mill. The carbon-in-pulp plant has a capacity of 5.1Mtpa. Power is supplied to the mine by the Volta River Authority (VRA) and GridCo.

Iduapriem comprises the Iduapriem, Ajopa North and South and Teberebie mining leases on a 139.77km2 concession. Applications have been submitted to the minerals authority for the renewal of the mining permits which, according to Ghanaian law, allows for the continuation of mining on the expired leases while the renewal process is in progress. The environmental certificate for the project expired in October 2017. However, the 2017- 2020 Environmental Management Plan (EMP), which is required for to renew the certificate, was submitted on 6 April 2017. Comments were received by the mine from the Environmental Protection Agency (EPA) in June 2017 together with invoices for payment of the permit fees for the certificate. AAIL submitted the revised EMP (with the EPA’s comments addressed) to the EPA on 10 August 2018 and made the required payments. The certificate is still pending at the time of writing this annual report. The Ghanaian Chamber of Mines is currently engaging with the environmental authorities (EPA) on behalf of the company and other sister mines whose certificates and other permits are outstanding. There is a reasonable basis to conclude that all permits required for the project will be obtained.

Geology
The Iduapriem and Teberebie properties are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Banket Series of quartz pebble conglomerates, breccia conglomerates and metasediments within the Proterozoic Tarkwaian System. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie. The gold is hosted within the conglomerates.

Ghana - Obuasi

Description
Obuasi, wholly owned by AngloGold Ashanti since 2004, is located in the Ashanti Region of Ghana, some 260 kilometres north-west of the capital Accra and approximately 60 kilometres south of Kumasi.

Mining operations are primarily underground, to a depth of 1.5 kilometres. Obuasi started production in 1897, was placed on limited operations towards the end of 2014, and on care and maintenance from 2016. Some aspects of the mine continued under limited operational conditions, including the development of the underground decline. A favourable feasibility study was completed in 2017 and indicated a strong technical and economical case with an anticipated 20-year mine life. In 2018, approval was received from the AngloGold Ashanti board to proceed with the project. The redevelopment project, to establish Obuasi as a modern, efficient, mechanised, underground operation, commenced in late 2018 and the first gold was poured late in 2019.

Phase 1 of the project, which set up the plant to achieve a daily processing rate of 2,000t of ore, was completed. Phase 2, which aims to expand plant capacity to 4,000t a day will continue through 2020. Existing infrastructure includes a 2.4Mtpa processing plant with flotation and bacterial oxidation (BIOX), underground development, hoisting shafts and associated infrastructure, power and water reticulation, office complexes, workshops and company housing estates. Power is supplied to the mine by the Volta River Authority (VRA) and GridCo.

The Mineral Resource and Ore Reserve are covered by the Obuasi Concession comprising 152.6km2 and the Binsere Concession parts 1, 2 and 3 comprising 48.86km2. The mining concessions, which expire on 5 March 2054, are covered by a Development Agreement and Tax Concession Agreement with the government of Ghana.

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

Two main ore types are mined:

•
quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides of iron, zinc, lead and copper. The gold particles are generally coarse-grained and occasionally visible to the naked eye. This ore type is generally non-refractory; and

•
sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

REPUBLIC OF GUINEA (GUINEA)

Description
Siguiri Gold Mine is AngloGold Ashanti’s sole operation in Guinea.

Guinea - Siguiri
Description
Siguiri Gold Mine is 85 percent owned and operated by AngloGold Ashanti and 15 percent by the government of Guinea. Siguiri is located approximately 850 kilometres north-northeast of Conakry, 25 kilometres northwest of the town of Siguiri and 220 kilometres southeast of the Malian capital Bamako, near the Malian border.

Siguiri is currently a multi-pit oxide gold mining operation, operated by a contract miner. Processing of the ore is done by a hybrid carbon-in-leach (CIL) circuit processing plant converted from carbon-in-pulp (CIP) in 2018. The plant is capable of treating 50% hard ore post the commissioning a new ball mill and 3 stage crushing plant in Q1 of 2019. The original processing facility was designed to process soft ore only and was successfully optimised to reach an average throughput of 11.8Mtpa. Power to the mine is self-generated.

Siguiri is mined under licence from the government of Guinea. The Mineral Resource and Ore Reserve are covered by SAG mining concession D/97/171/PRG/SGG, totalling 1,494.5km2. The original SAG concession was granted under the Convention de Base between the République de Guinée and SAG signed on 4 August 1997. The concession is to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of the agreement, until 4 August 2022. An updated concession was negotiated with the government in 2016. The Convention de Base will guide the renewal of the mining concession in 2022. The SAG concession was granted under a new amended Convention de Base between the République de Guinée and SAG signed on 28 June 2016 and ratified by the Guinean parliament on 13 December 2016. The Convention de Base was ratified by the constitutional court and published in the Journal Officiel of the Republic of Guinea on 24 January 2017. Dependent on the submission of the necessary renewal documentation on, or before, 4 March 2022, the concession is to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of agreement to 13 December 2041.

Geology
The concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. The two main types of gold deposits which occur in the Siguiri basin and are mined are:

•	laterite mineralisation (CAP) which occurs as surficial aprons of colluvium or as palaeo‑channels of alluvial lateritic gravel adjacent to, and immediately above in-situ deposits; and

•
in-situ quartz-vein related mineralisation hosted in meta-sediments with the better mineralisation associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.

The mineralised rocks have been deeply weathered to below 100 metres in places to form saprolite mineralisation (oxide). With the percentage of available oxide ore decreasing, a feasibility study to investigate the exploitation of fresh rock material was completed in December 2015. The CIL combination plant conversion project began in 2017. The plant conversion will allow the mine to treat six million tonnes of sulphate ore and six million tonnes of oxide ore. Construction was completed in March 2019 and commissioning of different sections of the plant is underway.

MALI
Description
AngloGold Ashanti has interests in two operations in Mali, namely, Sadiola and Morila. It operates one of these two operations, Sadiola. AngloGold Ashanti previously had interests in Yatela, but entered into a sales agreement in February 2019 with the state of Mali, subject to several conditions precedent being fulfilled. Morila is in the final phase of closure and the Mineral Resource and Ore Reserve have been written off.

Mali - Morila
Description
AngloGold Ashanti has an effective 40 percent stake in Morila, as does Barrick Gold Corporation (operator). The state of Mali owns the remaining 20 percent.

The Morila mine has operated since 2001 and is situated 280 kilometres southeast of Bamako, the capital of Mali. When mining concluded in 2009 with the depletion of the orebody, operations at Morila transitioned to stockpile and tailings retreatment. The plant treats 4.3Mtpa and incorporates a conventional CIL process with an upfront gravity section to extract the free gold. Power is supplied by a subcontractor.

Geology
The Morila deposit is hosted in a flat lying fold structure which rises sharply to surface in the south and west. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralisation is characterised by silica-feldspar alteration and sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Mali - Sadiola
Description
The mine is a joint venture between AngloGold Ashanti (41 percent) and IAMGOLD (41 percent) and the government of Mali (18 percent).and an agreement for the sale of Sadiola was announced in December 2019. The transaction is subject to the fulfilment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali.

The Sadiola mine is situated in western Mali, 77 kilometres to the south of the regional capital of Kayes and about 440 kilometres north-west of the capital city of Bamako. The property lies within the Galam Bambouk gold area, which straddles the Mali-Senegal border close to the border with Guinea.

The Sadiola gold deposit has been mined by the Société d’Exploitation des Mines d’Or de Sadiola S.A. (SEMOS) since 1996. Mining reduced considerably due to the 2014 gold price decrease but continued predominantly in various satellite pits. On-site surface infrastructure includes a 5.0Mta CIP gold plant, where the gold is eluted and smelted. Power to the Sadiola mine is self-generated.

From 1996 until 2010, oxide and transitional ore from the Sadiola Hill pit was the primary ore source for the mine while being increasingly supplemented from the outlying satellite pits during the latter years. From 2011 the satellite pits became the dominant source of oxide and transitional ore. Sadiola ceased mining during 2018 and transitioned to a stockpile treatment plan. A feasibility study for the Sadiola Sulphide Project (SSP), which looked at mining and processing the sulphide ore, was completed in 2016. However, a decision to proceed remains on hold while awaiting the conclusion of negotiations with the government. The oxide mining activities were completed in early 2018. While awaiting the decision, the operation continues to process stockpiled oxide material.

SEMOS is bound by the original prospecting and exploitation agreement (including its subsequent legal modifications) entered into on 5 April 1990 between AGEM Limited (AGEM) and the state of Mali, valid for the original mineral commodities until 5 April 2020. The identity number of the current exploitation area, DECRET No 00-080/PM-RM DU 06 MARS 2000 is a modification of all previous exploitation areas. Sadiola is operated under the license DECRET No 00-080/PM-RM DU 06 MARS 2000 valid from 1 August 1994 to 1 August 2024 covering a total area of 303km2. The SSP project will extend operations beyond 2024. Dialogue with the government of Mali has been ongoing throughout the project study phase and, as such, there are no foreseeable reasons why the amended environmental and social impact assessment (ESIA) and associated approvals should not be approved.

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

TANZANIA
Description
Geita Gold Mine is wholly owned by AngloGold Ashanti and is AngloGold Ashanti's sole operation in Tanzania.

Tanzania - Geita
Description
The Geita Gold Mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120 kilometres west of Mwanza, four kilometres away from the town of Geita and 910km from the Tanzanian capital city of Dar es Salaam. It has been in operation since 1996.

Mining at Geita is by both open pit and underground methods. Historically, other pits such as Star and Comet, Matandani and Kukuluma have contributed to the ore feed. Current sources of ore are from the Nyankanga open pit mine and Star and Comet and Nyankanga underground mines. In 2016, underground mining commenced at Star and Comet to provide ore to the processing plant. This was joined in 2017 by the Nyankanga underground operations. The Geita Gold Mine is currently serviced by a 5.2Mtpa CIL processing plant. The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a semi-autogenous mill, ball mill and 12 leach tanks. This is coupled with a gravity circuit using two knelson concentrators. In planning the plant feed blend material hardness, grade and sulphide content are considered in order to optimise throughput and recovery. Power to the mine is self-generated.

The special mining licence (SML45/99) covers approximately 196.17km2 and expires on 26 August 2024. There are a further 120km2 of prospecting licences in the immediate vicinity to the special mining licence which do not contain any Ore Reserve. In March 2020, Geita Gold Mining Limited received the consent of the Minister of Minerals to change the mining method under its special mining license from open pit to underground method, subject to the requisite terms and conditions.

Geology
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

SOUTH AFRICA
Description
The South Africa operations comprise one deep level underground mine, the Mponeng mine, and three surface processing operations, collectively referred to as Surface Operations. The Surface Operations include the Vaal River Surface, Mine Waste Solutions (MWS) and the West Wits Surface processing operations. The surface operations rework and retreat the low grade stockpiles and tailings storage facilities (TSFs) which result from mining and processing of the primary and secondary reef horizons. Both Mponeng and the Surface Operations are wholly owned by AngloGold Ashanti. An agreement and sale was announced in February 2020 for Mponeng and the Surface Operations in South Africa. Operations in South Africa are powered by electricity from Eskom Holdings SOC Ltd which supplies 95 percent of the electricity used in South Africa.

South Africa - Mponeng
Description
Mponeng is situated to the south of the town of Carletonville and is approximately 65 kilometres west of Johannesburg. Mponeng is a deep level gold mine operating between 3,160 metres and 3,740 metres below mine datum (BMD*) and is currently the deepest mine in the world with development at 3,841 metres BMD. Future mining is planned to deepen the shaft bottom to 4,227 metres BMD. All production is currently from Ventersdorp Contact Reef (VCR) with future expansion on both VCR and the Carbon Leader Reef (CLR) horizons. Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. For the exploitation of the ever-deepening Mineral Resource and the need for flexibility on a mine of this nature, the sequential grid mining method was adopted. This has been proven as the best method suited to safe, deep level gold mining often associated with seismicity. Mponeng has its own processing plant situated adjacent to the mine. Ore is treated and smelted at the mine’s gold plant which also processes low grade ore from the stockpile adjacent to the shaft. The ore is initially ground down by means of semi-autogenous milling, after which a conventional gold leach process incorporating liquid oxygen injection is applied. The gold is then extracted by means of CIP technology. The plant conducts electro-winning and smelting using induction furnaces. The plant has a monthly capacity of 160,000 tonnes and operated at 111,000 tonnes for 2019.

AngloGold Ashanti holds a number of mining rights in the Mponeng area which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resources Titles Office (MPRTO). An S102 application was submitted in March 2017 to consolidate the three licences into a single mining right (GP30/5/1/2/2(01)MR).

Geology
The VCR is the main reef horizon mined at Mponeng Mine. The VCR forms the base of the Ventersdorp Supergroup, which caps the Witwatersrand Supergroup through an angular unconformity. The overlying Ventersdorp Lavas halted the deposition of the VCR, preserving it in its current state. The VCR consists of a quartz pebble conglomerate, which can be up to 3 metres thick in places. The footwall stratigraphy, following periods of uplift and erosion, controlled the development and preservation of the VCR, which is characterised by a series of channel terraces preserved at different relative elevations, and the highest gold values are preserved in these terrace deposits. The different channel terraces are divided by zones of thinner slope reef, which are of lower value and become more prevalent on the higher terraces and on the harder footwall units. CLR is the other gold bearing reef horizon exploited at Mponeng and lies 800 metres beneath the VCR. The CLR and VCR at Mponeng Mine are separated by shales and quartzites. The CLR has historically been mined extensively at Savuka and TauTona mines and the remaining portions thereof have now been transferred to Mponeng Mine.

* 0m BMD is 1,828.8 metres Above Mean Sea Level. Mponeng’s collar elevation (surface) is 275.8m BMD.

South Africa - Surface Operations
Description
Surface Operations comprise Vaal River Surface, MWS and West Wits Surface. The operations produce gold by processing surface material such as low grade stockpiles and the re-treatment of TSFs.

The Vaal River surface operations are located immediately to the north and south of the Vaal River, close to the town of Orkney in the North West province. These operations extract gold from the low grade stockpile material emanating as a by-product of the reef mining activities within the mines of the Vaal River area. The MWS operations are located approximately 8 kilometres from the town of Klerksdorp near Stilfontein, within 20 kilometres of the Vaal River Surface operations. The MWS feed sources (TSFs) are scattered over an area that stretches approximately 13.5 kilometres north to south and 14 kilometres east to west. The West Wits Surface operations are located on the West Wits Line, near the town of Carletonville, straddling the border between the North West and Gauteng provinces.

MWS’s license to mine is covered by the environmental authorisation under the National Environmental Management Act, No. 107 of 1998. In terms of the current legislation, the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (the MPRDA), a mining right is not required to reclaim TSFs. MWS can prove ownership and tenure of the operations. The current mining rights for the West Wits operations cover both underground and surface horizons. The TSFs falling outside the mining right area are accommodated in the approved EMP and financial provision for rehabilitation for the West Wits mining rights, as well as under historic surface rights permits for West Wits, which are still valid.

Low grade stockpiles in the Vaal River area are processed through the Kopanang Gold Plant which is a dedicated surface sources metallurgical plant with a capacity of 361,200 tonnes per month, while all AGA owned tailings material in the Vaal River and MWS areas is processed through the three metallurgical streams at the MWS metallurgical operations with a monthly capacity of 2.26 million tonnes. At West Wits Surface Operations, the Savuka Gold Plant is dedicated to processing tailings material, while low grade stockpile material is processed through both the Savuka and Mponeng Gold Plants, with the latter the low grade stockpile material is used to fill the processing gap.

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

Tailings Storage Facilities
The TSFs consist of tailings material which originated from the processing of underground ore from the various AGA operations in the Vaal River area and the Buffelsfontein, Hartebeestfontein and Stilfontein gold mines as well as, various operations in the West Wits area. These gold mines are deep level gold mines, which predominantly extract the tabular, conglomeratic Vaal Reef (VR), CLR and VCR. The VR has been predominantly mined for gold in the past although the reef also contains uranium oxide. The same is true, but to a lesser extent, with the CLR and VCR. The material contained in the TSFs is fine in nature. The footprints of the MWS TSFs and Vaal River Surface operations TSFs cover an area of approximately 1,100ha.

THE AMERICAS

The Americas includes mining operations in two countries, Brazil and Argentina and advanced greenfields projects in Colombia. Mining is from both open pit and underground, with AGA Mineração Cuiabá and Lamego being underground mines and Cerro Vanguardia, Serra Grande and AGA Mineração Córrego do Sítio being a combination of open pit and underground mines.

ARGENTINA
Description
Cerro Vanguardia, in which AngloGold Ashanti has a 92.5 percent stake, is our sole operation in Argentina. Fomicruz, a state company, owns the remaining 7.5 percent. The operation is operated by AngloGold Ashanti.

Argentina - Cerro Vanguardia
Description
Cerro Vanguardia is located approximately 110 kilometres north-northwest of the coastal town of Puerto San Julian in the province of Santa Cruz. Cerro Vanguardia is a gold-silver mine with multiple small open pits with high stripping ratios and multiple narrow-vein underground mines, located at different parts of the property but mined simultaneously. The mine has been operated by AngloGold Ashanti since 1998.

Cerro Vanguardia commenced as an open pit operation in 1998 and this was supplemented in 2010 with the start of shallow underground mining to access high-grade material. To complement the already existing gold plant, a heap leach operation was started in 2012. The mine has been operated by AngloGold Ashanti since 1998. The orebodies comprise a series of epithermal vein deposits containing gold and large quantities of silver, which is mined as a by-product. The metallurgical plant has a capacity of 1.3Mtpa and includes a cyanide recovery facility. Production capacity of the heap leach facility, which was commissioned in 2012 and processes lower-grade material, is around 1.6Mtpa at gold and silver grades of around 0.65g/t and 17g/t respectively. Four natural gas power generators fed by a 40 kilometre long pipeline provide electricity to the operation.

The mining lease encompasses an area of approximately 543km2. The licence 402642/CV/97 covers the full Ore Reserve, was issued on 27 December 1996 and expires on 26 December 2036.

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

BRAZIL
Description
AngloGold Ashanti’s operations in Brazil comprise AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) in the Quadrilátero Ferrífero, Minas Gerais state and Mineração Serra Grande (MSG) in Goiás state. All operations are wholly owned by AngloGold Ashanti. Anglogold Ashanti generates part of the power for its operations in Brazil at the Rio de Peixe hydroelectric plants and through its stake in the Igarapava consortium. The balance is purchased on the open market in long term contracts to secure supply.

Brazil - AngloGold Ashanti Córrego do Sítio Mineração S.A.
Description
AngloGold Ashanti Córrego do Sítio Mineração S.A. (AGA Mineração), consists of several mining operations, namely Cuiabá, Lamego and Córrego do Sítio.

The Cuiabá complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants. The Cuiabá and Lamego mines are located near Sabará, southeast and east respectively of the city of Belo Horizonte, the capital of Minas Gerais state, in the southeast of Brazil. The Cuiabá mine is a mix of cut-and-fill and long hole stopes accessed by ramps and a shaft. Lamego is a nearby mine developed to mine underground sulphide ore. The first stage of the processing of the ore from Cuiabá and Lamego mines is in the gold plant at the Cuiabá complex, where concentrate is produced. The material is then transported 15 kilometres by aerial ropeway to the Queiroz plant where the concentrate is roasted, and the calcine proceeds to a carbon circuit for further refining. Sulphur gas is captured for processing through the acid plant. Approximately 230ktpa of sulphuric acid is produced as a by-product. Capacity of the complete circuit is 2.1Mtpa. The Cuiabá mine became operational in 1988 and the Lamego mine in 2009.

Córrego do Sítio (CdS) is located in the municipalites of Santa Bárbara and Barão de Cocais, 90 kilometres east of the city of Belo Horizonte in the Minas Gerais state, in the southeast of Brazil. The CdS gold complex has been in operation since 1989 and consists of two operations: an oxide open pit mine and two sulphide underground mines known as CdS I and CdSII. There are two metallurgical plants in CdS: the heap leach plant for oxide ore and the sulphide plant. The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, acidulation, pressure oxidation (POX autoclave), CIL extraction, elution, neutralisation, electro-winning and tailings disposal. The plant and POX circuit have a capacity of 600ktpa. The heap-leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electro-winning with a total capacity of 650ktpa. Total capacity of the complete circuit is 1.5Mtpa.

Cuiabá is covered by a single concession granted by the Brazilian National Mining Agency (ANM), namely 000.323/1973 held by AGA Mineração, covering a total area of 3,662ha. Lamego is covered by three geographically contiguous ANM concessions granted to AGA Mineração, namely concession 830.720/1981, 831.554/1983 and 832.238/2003 covering a total area of 1,622.68ha. CdS is covered by four ANM concessions, namely 930.556/2000; 930.181/2008; 830.129/1982 and 833.472/2003 covering a total of 5,461.07ha. According to Brazilian mining laws, expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserves, cessation of mining operations and legally required post-operations activities (e.g. mine closure), provided all annual reports have been approved by the ANM.

Geology
The area in which AGA Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano‑sedimentary sequences and Pre‑Cambrian granitic complexes. The host to the gold mineralisation is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas Supergroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at Sabara Municipality, has gold mineralisation associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow are the most important factors for gold mineralisation with a common association with large-scale shear zones and their associated structures. Where BIF is mineralised the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

The controlling mineralisation structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at Cuiabá are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralisation is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralisation consists of pyrrhotite and pyrite with subordinate arsenopyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wall rock alteration is typically carbonate, potassic and silicic.

CdS is located in the eastern part of the lower to middle greenschist facies archean Rio das Velhas greenstone belt. The CdS I, II and III gold deposits and associated targets are located in a gold trend that extends for about 14 kilometres in a north-easterly direction, from Grota Funda (CdS I) in the south to Jambeiro (CdS III) in the north. CdSII is the north portion of the Corrego do Sítio gold trend. The main gold targets and deposits are distributed over three trends, namely the CdS trend, the Donana Trend and the Cristina Trend. At CdSI, the main orebodies are Rosalino, Cachorro Bravo, Laranjeiras and Carvoaria, which are currently producing and are the most relevant deposits at Mine I. At CdSII, the main orebodies are São Bento, Pinta Bem (both BIF hosted) and Sangue de Boi (metapellitic hosted). At CdSIII, Anomalia I and II represent the best informed orebodies with the highest potential (for formal declaration purposes, CdSIII deposits are incorporated as CdSII). CdS mineralisation occurs in a greenstone belt geological environment, where gold is associated with quartz and sulphides (mainly very fine arsenopyrite acicular crystals) in a structurally controlled corridor of approximately 16 - 20 kilometres on strike and about 500 metres vertical extent, developed in a compressional tectonic setting.

Brazil - Mineração Serra Grande (S.A.)
Description
Mineração Serra Grande (MSG or Serra Grande) is located in central Brazil, in the state of Goiás, about five kilometres from the city of Crixás and 420km from the Brazilian capital, Brasilia. It operates three underground and two open pit mines. Three mining methods used underground are: sub-level stoping (bottom-up and top-down), room and pillar. The metallurgical plant has the capacity of 1.5Mtpa and combines CIL and gravimetric circuits. The ore is blended to feed the crushing circuit with a capacity of 3,800tpd. There are two mills in operation, and 20 leaching tanks with capacity of 4,800m3 divided between preliming and cyanidation stages. About 58% free gold is captured in the parallel gravity circuit. The rest of the gold is recovered by the CIL process to form the bullion that is sent to the Nova Lima refinery. The mine became operational in 1989 and has been operated by AngloGold Ashanti since 1999.

Serra Grande is covered by five ANM concessions, namely 002.286/1935, 960.658/1987, 860.746/2005, 862.103/1994 and 804.366/1975 covering a total area of 6,563.51ha. According to Brazilian mining law expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserves, cessation of mining operations and legally required post-operations activities (eg mine closure), provided all annual reports have been approved by the ANM.

Geology
The deposits are located in the Rio Vermelho and Ribeirão das Antas Formations of the Archaean Pilar de Goia’s Group which account together for a large proportion of the Crixás Greenstone Belt in central Brazil.

The stratigraphy of the belt is dominated by basics and ultrabasics of the lower sequences with volcano sedimentary units forming the upper successions.

The deposits are hosted in a sequence of schists, meta volcanics and dolomites occurring in a typical greenstone belt structural setting. Gold mineralisation is associated with massive sulphides and vein quartz material associated with carbonaceous and sericitic schists and dolomites.  The oreshoots plunge to the north-west with dipping between 6 and 35 degrees. The stratigraphy is overturned and thrusted towards the east, with recognised shear and thrust structures that are stacked. These control the mineralisation and behave as frontal and lateral ramps and horses.

The greenstone belt lithologies are surrounded by the TTG suite of Archaean tonalitic gneisses and granodiorites. The metamorphic sediments are primarily composed of quartz, chlorite, sericite, carbonaceous material and garnet bearing schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veins. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures being evident.

The Crixás greenstone belt comprises a series of Archaean to Palaeoproterozoic metavolcanics, metasediments and basement granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (D1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-ductile regime. D1 thrusting developed irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main Crixás orebodies are adjacent to a major north‑northwest structural corridor juxtaposed to the main fault ramp/corner and become dispersed to the east and north in zones of foreland thrust flats. Alteration diminishes to the west away from the main fault corner. A series of concealed east-west to northwest‑southeast basement block faults may have provided secondary fluid migration, and development of early anti‑formal warps in the thrust sheets; these structures probably define the quasi‑regular spacing of significant mineralisation within the belt. The D1 thrust stack was gently folded by non‑cylindrical folds. Gold mineralising fluids probably migrated during this event, with similar south‑south‑west to north‑north‑east migration, and focusing on bedding slip during folding. Gold mineralisation decreases and disperses to the north and east along the formal thrust flat zone. Concentrations of gold within the quartz vein may be due to the damming of fluids migrating upward along layering.

COLOMBIA
Description
Colombia has three advanced greenfields projects, La Colosa, Quebradona and Gramalote of which Quebradona and Gramalote have an Ore Reserve.

Colombia - Gramalote
Description
The Gramalote project is a joint venture between AngloGold Ashanti and B2Gold Corp (B2Gold). Since the beginning of 2020, B2Gold is responsible for the management of the Gramalote JV and AngloGold Ashanti and B2Gold now each hold 50 percent of the attributable shares in the Gramalote JV.

The property is located near the town of Providencia and San Jose del Nus within the municipality of San Roque in the, northwest Department of Antioquia, Colombia. It is approximately 230 kilometres northwest of the Colombian capital of Bogota and 124 kilometres northeast of Medellin which is the regional capital of the Antioquia Department. The region encompassing Gramalote has a long history of artisanal gold mining. Gramalote itself has had small scale artisanal mining for several decades prior to exploration work and mineral discovery by AngloGold Ashanti.

Development of the Gramalote project commenced with a scoping study in 2009. A number of studies followed, leading to submission of a prefeasibility study in late 2013, which did not meet investment hurdles. From 2014 to 2017 intensive work was undertaken by all technical disciplines to identify ways to improve the project economics. The main changes were an improved orebody model, grade streaming to increase the feed grade in the early years and early treatment of the oxide ore that overlies the main sulphide resource. An enhanced prefeasibility study was completed in September 2017, which supported the reporting of a maiden Ore Reserve. In 2019, further geological refinement improved the project economics. The project has progressed to a feasibility study. Power is expected to be supplied to the Gramalote project from the national power grid.

Gramalote comprises one integrated exploitation concession and one exploration concession which was granted in June 2019. The first, the 14292 concession totalling 8,720.71ha, expires on 3 April 2043 and contains the Gramalote and Monjas deposits. The second is the 4894 concession which covers 2,292.81ha and hosts the Trinidad deposit. This concession expires in June 2021 but can be extended by 11 years if required. In 2016, the project received its environmental and construction permits to operate for the LOM. According to Colombian mining law the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 20-year period. Under Colombian mining law, producing mines are subject to a federal royalty of 4 percent on 80 percent of the value of gold and silver production. Thus the Gramalote net royalty is 3.2 percent on gold and silver production.

Geology
The Gramalote deposit is located in the northern portion of the Central Cordillera of Colombia. The terrain is mainly composed of a metamorphic basement complex and the Antioquia Batholith. The terrane of the Cajamarca-Valdivia basement consists of metamorphic rocks, volcanic rocks, oceanic ophiolites and intrusive rocks. The Antioquia Batholith, which is of Upper Cretaceous age, covers an area of 7221 km2 and constitutes the core of the Central Cordillera. About 92 percent of this intrusive corresponds to tonalite and granodiorite and eight percent to two subordinate types of rocks - granodiorite to quartz-monzonite and gabbro. From a structural point of view, the Antioquia Batholith has a history of uplift. Major lineaments affect the batholith, especially in its eastern sector where they trend west northwest varying to northwest, where they show rotation and sinistral shear movement. Westward dextral transpression dominates along the Romeral Fault System.

Gramalote is an intrusive-hosted structurally controlled stockwork gold and silver deposit. Mineralisation is controlled by north-east/south-west trending shear zones and north-northwest/ south-southeast trending shear extensional zones affecting the tonalites and granodiorites of the Antioquia Batholith. Gold mineralisation is associated with three overprinting and texture destructive alteration assemblages namely: potassic, quartz-sericite and sericite carbonate. Within these alteration zones, anomalous gold mineralisation is associated with three types of quartz vein stockworks. These include quartz veinlets with fine-grained pyrite, quartz-carbonate veinlets and quartz veinlets with granular pyrite.

Colombia - Quebradona
Description
The Quebradona project is a JV between AngloGold Ashanti and B2Gold and has completed a conceptual study (2016) as well as a prefeasibility study (2018), which supported reporting of a maiden Ore Reserve. The project has progressed to a feasibility study. During 2019 B2Gold participation dropped below 5 percent which resulted in AngloGold Ashanti becoming the 100 percent owner. The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60 kilometres south-west of Medellin.

Five main targets have been identified, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela and La Sola. Nuevo Chaquiro is the most advanced of the targets. Nuevo Chaquiro, a significant copper-gold porphyry, is one of five known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011 with more than 75 kilometres of drilling completed. Nuevo Chaquiro was the sole deposit considered in the feasibility study.

Quebradona comprises one tenement (5881) which is the result of the integration of the five original tenements (5869, 6318, 6359, 7579 and 5881). Integrated tenement 5881 was issued on the 9 December 2016 and totals 7,593ha.

Quebradona will be a copper mine with gold and silver as by-products. The project is close to existing highway, state and rural roads, and HV/MV power infrastructure. The planned mining method is sub level caving. The planned underground infrastructure consists of an adit to access the orebody and number of internal vertical ore passes that gravity feeds to the main ore transfer level. The material will be transferred to the main internal crusher by load and haul dump vehicles. Crushed material will then be transferred downhill to surface via a 6 kilometre conveyor, in a dedicated adit to a coarse ore stockpile.

Geology
The host rock geology of Nuevo Chaquiro comprises a volcaniclastic sequence of Miocene age (ash, tuffs, agglomerates and andesites) intruded by small dykes of diorite and quartz diorite, also of Miocene age. The intrusions are by various pulses of diorites with the primary intrusive being a fine to medium grained quartz diorite. Most of the intrusives do not outcrop. These intrusives are categorised into pre-mineral, early, intra-mineral and late, according to cross cutting relations, locality and copper-gold values. The developed alteration follows a well zoned porphyry type alteration system ranging from a high temperature, potassium silicate central zone (biotite, magnetite, chalcopyrite, and molybdenite), which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite,+-tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is also an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lower copper, gold and molybdenum values. The mineralised zone is characterised by fine stock works, disseminations and veinlets of quartz, magnetite, pyrite, chalcopyrite and molybdenite.

AUSTRALIA

Description
Australia comprises two operational mines. Sunrise Dam, which is wholly owned, and Tropicana Gold Mine, a JV with IGO Limited, which holds a 30 percent stake, are both located in Western Australia. Mining is from both open pit and underground, with Sunrise Dam currently being an underground mine and Tropicana an open pit with underground in development.

Australia - Sunrise Dam
Description
Sunrise Dam, which is wholly owned, is located 220 kilometres northeast of Kalgoorlie and 55 kilometres south of Laverton in Western Australia. Underground mining, which is conducted by a contract mining company, is the primary source of ore, with supplementary mill feed provided by stockpiles.

Open pit production began in 1997 was completed at a final depth of 500 metres below surface. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. By 2014, the mine was wholly an underground mining operation supplemented with stockpile feed. The underground mining infrastructure has been undergoing continuous upgrades with an extra power feed to the underground mine completed in 2017 and a major ventilation fan upgrade completed in 2018.

Sunrise Dam operates within two mining leases covering over 7,800ha, which are in good standing with the expiry dates in 2038. All Mineral Resource, Ore Reserves and mine infrastructure are hosted within lease M39/1116 while lease M39/1117 hosts water extraction infrastructure used to supply the operation with water.

Mining is carried out by underground mining contractors and productivity improvements over the past few years has seen total underground tonnages mined reach a steady state of around 2.8Mtpa. This has been possible by the use of bulk mechanised sub-level open stoping using stabilising pillars and waste backfill where possible. Paste fill has been introduced in selected areas from 2019 to improve ore recovery in the higher grade parts of the Vogue ore zone. Ore is treated in a conventional gravity and CIL process plant. Installation of a new fine grind and flotation circuit was completed the second half of 2018. The plant throughput rate for Sunrise dam is 4.1Mtpa. Power at Sunrise Dam is self-generated, and the mine uses natural gas supplied via an APA Operations (Pty) Limited pipeline.

Geology
Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones and steeply dipping brittle-ductile low strain shear zones. Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Australia - Tropicana
Description
Tropicana, a joint venture between AngloGold Ashanti (70 percent and operator) and IGO Limited (30 percent), is located 200 kilometres east of Sunrise Dam and 330 kilometres east-northeast of Kalgoorlie Boulder, Western Australia. Open pit mining began during 2012 with first gold production occurring during September 2013. The operation features a large scale, modern processing plant which uses conventional CIL technology and includes high-pressure grinding rolls for energy-efficient comminution. Open pit mining activities are carried out by a contract mining company and the plant is owner-operated.

Tropicana has security of tenure for all current exploration licences and the mining lease that covers its future Ore Reserve. This lease is M39/1096 and is valid from 11 March 2015 to 10 March 2036 covering a total area of 27,228ha. The previous 31 mining leases comprising 27,228ha (including M39/980, M39/981, M39/982 and M39/1052), were conditionally surrendered in favour of the grant of a single mining lease, M39/1096, on 11 March 2015 for 21 years with all existing rights and obligations preserved. This process was completed with the co-operation of the Department of Mines and Petroleum.

The Tropicana joint venture has active exploration programmes seeking both satellite extensions to the Tropicana Gold Mine and discoveries with standalone potential. The Boston Shaker underground was approved through a feasibility study in February 2019, and has been in development since May 2019, with first ore stopes scheduled for July 2020. A prefeasibility study is examining the options around mining the depths of the Havana pits. The study will trade-off open pit vs. underground options for material below the current pit.

All surface infrastructure facilities are in place and operational. The processing plant and TSF are operating well, consistent with design specifications. The infrastructure includes, but is not limited to, a dedicated gas and diesel power station, water supply, processing plant, mine, dewatering infrastructure, tailing dump facility, workshops, camp facilities and airstrips. The processing plant comprises crushing, high pressure grinding rolls, one stage grinding and CIL recovery with a capacity of between 8 and 9Mtpa. The 2019 achieved annual throughput rate was 8.65Mtpa. Power is supplied to the mine by on site gas and diesel power stations, natural gas is supplied via an APA Operations (Pty) Limited pipeline.

Geology
Gold mineralisation at Tropicana occurs in high metamorphic grade gneissic rocks, which dip gently to the south east. Mineralisation is structurally controlled and occurs within a preferred host unit within the gneissic package.  Post mineralisation faulting has separated the once continuous ore zone, with open pits developed on each of the fault bounded blocks.

ORE RESERVE

The combined Proven and Probable gold Ore Reserve of the group amounted to 43.8 million ounces (Moz) as at 31 December 2019. The Probable copper Ore Reserve of the group amounted to 3,068 million pounds (Mlbs) as at 31 December 2019.

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

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralised material at a mining operation. This mineralised material is not necessarily economically viable over the full extent of the operation. Exclusions on the grounds of safety (for example, stability pillars and shaft pillars) are then also defined. Grade-tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure, yield, mine call factor and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralised material, excluding any large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criteria and practical limitations of access and timing. If the review process is positive, then the mineralised material (with dilution and discounts) included in the mining plan is declared and published as the Ore Reserve for that operation.

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

The gold price used for determining the 2019 and 2018 Ore Reserve are outlined in the following table:

	2019	2019	2018	Units
	(3 year average)	(Ore Reserve)	(3 year average)
Ore Reserve Gold Price	1,307	1,100	1,258	$ per ounce

The copper price used for determining the 2019 and 2018 Ore Reserve are outlined in the following table:

	2019	2019	2018	Units
	(3 year average)	(Ore Reserve)	(3 year average)
Ore Reserve Copper Price	2.83	2.65	2.66	$ per pound

The SEC test indicates all of the SAMREC Ore Reserve, apart from CVSA, is economic and meets the requirements of the SEC. The CVSA SEC Reserve will be 0.077Moz less than the SAMREC Ore Reserve due to the hyperinflation of the US$/ARS exchange rate where the three-year average SEC exchange rate of 32.21 is much lower compared to the AGA exchange rate (based on the last year rates only) of 51.89. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers, in line with AngloGold Ashanti’s strategy of including a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

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

Gold:
The AngloGold Ashanti Ore Reserve reduced from 44.1Moz in December 2018 to 43.8Moz in December 2019. This gross annual decrease of 0.3Moz includes depletion of 3.7Moz. The increase before depletion of 3.4Moz, resulted from additions due to exploration and modelling changes of 3.6Moz, changes in economic assumptions of 0.4Moz and a change in ownership of 0.1Moz. Other factors resulted in a 0.7Moz reduction. The Ore Reserve was estimated using a gold price of US$1,100/oz (2018: US$1,100/oz). The principal changes in AngloGold Ashanti’s Ore Reserve as at 31 December 2019, compared with those published as at 31 December 2018, are as follows:

ORE RESERVE - GOLD		Moz
Ore Reserve as at 31 December 2018		44.1
Depletions		(3.7)
	Sub Total	40.4
Additions	Due To
Obuasi	Model updates which resulted in new designs for Sansu, Blocks 8 and 11.	1.3
Kibali	Exploration which upgraded Inferred Mineral Resource which was partially offset by higher open pit costs which resulted from the changes in the DRC mining code. Fresh rock processing costs also increased.	0.8
Geita	Exploration additions at Nyankanga and Star and Comet and the steepening of the planned eastern pit wall at Nyankanga Cut 8.	0.8
AGA Mineração	Additions to the Cuiabá model, mainly at Serrotinho, which were countered by increased costs used in the feasibility study for mining of the secondary orebodies as well as a review of mining methods. At Lamego, additions resulted from exploration at Carruagem.	0.5
Iduapriem	Inclusion of Block 5 in the Ore Reserve given reduced mining costs.	0.5
Quebradona	Remodelling and change in ownership.	0.3
Other	Additions less than 0.3Moz.	0.3
	Sub Total	44.9
Reductions
Other	Reductions less than 0.3Moz.	(1.1)
Ore Reserve as at 31 December 2019		43.8

Copper:
The AngloGold Ashanti Ore Reserve increased from 1.26Mt (2,769Mlbs) in December 2018 to 1.39Mt (3,068Mlbs) in December 2019. This gross annual increase of 0.14Mt includes an increase of 0.07Mt due to methodology and 0.07Mt due to change in ownership from 94.876% to 100% as B2Gold’s shareholding was converted to a share of profits. The Ore Reserve was estimated at a copper price of US$2.65/lb (2018: US$2.65/lb).

ORE RESERVE - COPPER		Mt	Mlb
Ore Reserve as at 31 December 2018		1.26	2,769
Additions	Due To
Quebradona	Remodelling and change in ownership.	0.14	300
Ore Reserve as at 31 December 2019		1.39	3,068

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

By-products

Several by-products will be recovered as a result of processing of the gold Ore Reserve and copper Ore Reserve. These include 0.39Mt of sulphur from Brazil, 18.76Moz of silver from Argentina and 25.95Moz of silver from Colombia.

External reviews of Mineral Resource and Ore Reserve Statement

During the course of 2019, the following operations were subject to an external review in line with the policy that each operation/ project will be reviewed by an independent third party on average once every three years:

•	Mineral Resource and Ore Reserve at Siguiri

•	Mineral Resource and Ore Reserve at Geita

•	Mineral Resource and Ore Reserve at AGA Mineração Cuiabá and Lamego

•	Mineral Resource and Ore Reserve at AGA Mineração Córrego do Sítio

The external reviews were conducted by Golder Associates Pty Ltd and certificates of sign-off have been received to state that the Mineral Resource and/or Ore Reserve comply with the SAMREC Code.

Competent Persons

The information in this report relating to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali and Morila, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 32 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail will be provided on the AngloGold Ashanti website (www.anglogoldashanti.com) and www.aga-reports.com.

Gold

Ore Reserve: Imperial	At 31 December 2019
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Recovery Factor		Grade	(9)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent		(oz/ton)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	10.25	0.120	1.23	23.72	0.123	2.93	84.5-89.8	(4)	0.044-0.070	(4)
Ghana
Iduapriem	3.74	0.024	0.09	42.86	0.040	1.71	93.0-95.85	(4)	0.025-0.028	(4)
Obuasi (2)	—	—	—	26.74	0.266	7.12	87.0		0.120-0.152	(4)
Guinea
Siguiri (85 percent) (3)	20.07	0.019	0.37	59.66	0.023	1.39	88.0-93.0	(4)	0.015-0.022	(4)
Mali
Morila (40 percent) (3) (10)(11)	—	—	—	—	—	—
Sadiola (41 percent) (3)	—	—	—	27.00	0.059	1.58	75.0-94.0	(4)	0.015-0.023	(4)
Tanzania
Geita	—	—	—	14.81	0.102	1.51	77.8-92.7	(4)	0.036-0.115	(4)
South Africa
West Wits
Mponeng (2)	1.14	0.235	0.27	38.75	0.280	10.83	97.1-97.9	(4)	0.167-0.239	(4)
Surface
Surface Operations (8)	70.51	0.007	0.49	504.74	0.008	3.88	44.0-90.9	(4)	0.006-0.010	(4)
Australia
Sunrise Dam (2)	12.29	0.040	0.49	7.32	0.083	0.61	84.5-85.0	(4)	0.020-0.046	(4)
Tropicana (70 percent) (2)(3)	18.16	0.030	0.54	25.35	0.062	1.58	89.9-90.0	(4)	0.020-0.078	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(6)	4.52	0.037	0.17	6.50	0.081	0.52	65.8-95.8	(4)	0.010-0.159	(4)
Brazil
AGA Mineraçáo (2) (7)	2.48	0.123	0.31	10.68	0.136	1.46	53.0-94.3	(4)	0.010-0.155	(4)
Serra Grande (2)	1.71	0.083	0.14	2.81	0.095	0.27	92.4-95.7	(4)	0.027-0.052	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	70.23	0.025	1.76	83.9-95.0	(4)	0.005-0.006	(4)
Quebradona (2)(6)	—	—	—	122.62	0.021	2.53	60.0
Total	144.87	0.028	4.10	983.80	0.040	39.68

Copper

Ore Reserve: Imperial	At 31 December 2019
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tons(5)	Grade	Copper Content	Tons (5)	Grade	Copper Content	Recovery Factor	Grade	(9)
	(million)	percent	(Mlbs)	(million)	percent	(Mlbs)	percent	($/t)
Colombia
Quebradona (2)(6)	—	—	—	122.62	1.25	3,068	95.80	25-45	(12)
Total	—	—	—	122.62	1.25	3,068

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.

(6)	The Ore Reserve contains 18.76 million ounces of silver for Cerro Vanguardia and 25.95 million ounces for Quebradona to be recovered as a by-product.

(7)	The Ore Reserve contains 0.43 million tons of sulphur to be recovered as a by-product.

(8)	Includes Mine Waste Solutions (MWS).

(9)	In-situ cut-off grade.

(10)	Ore Reserve is estimated by Competent Persons employed by Barrick Gold (Holdings) Limited.

(11)	No Ore Reserve is declared, Morila is only treating tailings and the Ore Reserve has been written off.

(12)	Copper ore cut-off Net Smelter Return (NSR).

Rounding may result in computational differences.

The 2019 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Mponeng	30.67	0.27	8.17
Obuasi	3.08	0.56	1.72
Sunrise Dam	1.11	0.14	0.16
Tropicana	2.09	0.11	0.22
AGA Mineração	6.34	0.14	0.92
Serra Grande	2.18	0.10	0.22
Quebradona	122.62	0.02	2.53
Total	168.10	0.08	13.93

Copper

Mine	Tons (millions)	Grade (%)	Copper Content (million pounds)
Quebradona	122.62	1.25	3,068
Total	122.62	1.25	3,068

The Ore Reserve has been determined based on completed economic studies.

Gold

Ore Reserve: Imperial	At 31 December 2018
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Recovery Factor		Grade	(9)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent		(oz/ton)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	10.07	0.121	1.22	21.04	0.120	2.53	84.5-88.9	(4)	0.045-0.070	(4)
Ghana
Iduapriem	3.02	0.026	0.08	40.11	0.039	1.56	93.0-95.9	(4)	0.016-0.026	(4)
Obuasi (2)	—	—	—	22.35	0.262	5.86	87.0		0.120-0.152	(4)
Guinea
Siguiri (85 percent) (3)	23.74	0.019	0.46	65.48	0.024	1.60	88.0-93.0	(4)	0.016-0.020	(4)
Mali
Morila (40 percent) (3) (10)	2.71	0.018	0.05	0.18	0.038	0.01	57.0-91.0	(4)	0.014-0.023	(4)
Sadiola (41 percent) (3)	0.05	0.048	—	28.78	0.057	1.63	75.0-94.0	(4)	0.015-0.023	(4)
Tanzania
Geita	—	—	—	10.44	0.128	1.33	77.8-92.7	(4)	0.042-0.100	(4)
South Africa
Vaal River (11)
Kopanang	—	—	—	—	—	—
Moab Khotsong	—	—	—	—	—	—
West Wits
Mponeng (2)	1.59	0.225	0.36	38.61	0.292	11.29	97.1-97.9	(4)	0.171-0.252	(4)
Surface
Surface sources (8)	117.10	0.006	0.73	583.12	0.008	4.42	45.0-88.0	(4)	0.007-0.008	(4)

Australia
Sunrise Dam (2)	13.89	0.041	0.57	6.05	0.105	0.64	86.0-87.0	(4)	0.020-0.079	(4)
Tropicana (70 percent) (2)(3)	15.24	0.034	0.51	35.43	0.059	2.11	89.9-90.0	(4)	0.020-0.092	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(6)	8.51	0.068	0.57	8.98	0.055	0.50	66.3-96.3	(4)	0.013-0.161	(4)
Brazil
AGA Mineraçáo (2) (7)	2.14	0.127	0.27	9.69	0.148	1.43	50.0-94.3	(4)	0.018-0.161	(4)
Serra Grande (2)	1.74	0.085	0.15	2.48	0.097	0.24	92.1-98.8	(4)	0.018-0.055	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	70.23	0.025	1.76	83.9-95.0	(4)	0.005-0.006	(4)
Quebradona (94.876 percent) (2)(3)(6)	—	—	—	114.69	0.019	2.22	60.0
Total	199.80	0.025	4.97	1057.65	0.037	39.12
Copper

Ore Reserve: Imperial	At 31 December 2018
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tons(5)	Grade	Copper Content	Tons (5)	Grade	Copper Content	Recovery Factor	Grade	(9)
	(million)	percent	(Mlbs)	(million)	percent	(Mlbs)	percent	($/t)
Colombia
Quebradona (94.876 percent) (2)(3)(6)	—	—	—	114.69	1.21	2,769	95.80	25-45	(12)
Total	—	—	—	114.69	1.21	2,769

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.

(6)	The Ore Reserve contains 32.68 million ounces of silver for Cerro Vanguardia and 23.58 million ounces for Quebradona to be recovered as a by-product.

(7)	The Ore Reserve contains 0.38 million tons of sulphur to be recovered as a by-product.

(8)	Includes Mine Waste Solutions (MWS).

(9)	In-situ cut-off grade.

(10)	Ore Reserve is estimated by Competent Persons employed by Barrick Gold (Holdings) Limited.

(11)	No Ore Reserve is declared for 2018 - sale of Kopanang and Moab Khotsong.

(12)	Copper ore cut-off Net Smelter Return (NSR).

Rounding may result in computational differences.

The 2018 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Mponeng	30.27	0.28	8.53
Obuasi	1.87	0.60	1.13
Sunrise Dam	1.42	0.11	0.16
Tropicana	2.08	0.11	0.22
AGA Mineração	7.42	0.16	1.18
Serra Grande	1.75	0.11	0.20
Quebradona	114.69	0.02	2.22
Total	159.50	0.09	13.64

Copper

Mine	Tons (millions)	Grade (%)	Copper Content (million pounds)
Quebradona	114.69	1.21	2,769
Total	114.69	1.21	2,769

The Ore Reserve has been determined based on completed economic studies.

Gold

Ore Reserve: Metric	At 31 December 2019
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tonnes(5)	Grade	Gold Content	Tonnes (5)	Grade	Gold Content	Recovery Factor		Grade	(9)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	tonnes	percent		(g/t)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	9.29	4.13	38.36	21.52	4.23	90.99	84.5-89.8	(4)	1.50-2.40	(4)
Ghana
Iduapriem	3.40	0.84	2.85	38.88	1.36	53.05	93.0-95.9	(4)	0.85-0.95	(4)
Obuasi (2)	—	—	—	24.26	9.13	221.47	87.0		4.10-5.20	(4)
Guinea
Siguiri (85 percent) (3)	18.20	0.63	11.55	54.12	0.80	43.27	88.0-93.0	(4)	0.50-0.75	(4)
Mali
Morila (40 percent) (3) (10)(11)	—	—	—	—	—	—
Sadiola (41 percent) (3)	—	—	—	24.50	2.01	49.23	75.0-94.0	(4)	0.51-0.78	(4)
Tanzania
Geita	—	—	—	13.44	3.50	47.03	77.8-92.7	(4)	1.25-3.95	(4)
South Africa
West Wits
Mponeng (2)	1.03	8.05	8.31	35.16	9.59	337.0	97.1-97.9	(4)	5.72-8.18	(4)
Surface
Surface sources (8)	63.97	0.24	15.18	457.89	0.26	120.83	44.0-90.9	(4)	0.20-0.34	(4)
Australia
Sunrise Dam (2)	11.15	1.38	15.39	6.64	2.84	18.88	84.5-85.0	(4)	0.70-1.56	(4)
Tropicana (70 percent) (2) (3)	16.48	1.02	16.89	22.99	2.13	49.07	89.9-90.0	(4)	0.70-2.69	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (6)	4.10	1.26	5.17	5.90	2.77	16.33	65.8-95.8	(4)	0.33-5.46	(4)
Brazil
AGA Mineraçáo (2) (7)	2.25	4.23	9.50	9.69	4.68	45.33	53.0-94.3	(4)	0.33-5.31	(4)
Serra Grande (2)	1.55	2.83	4.40	2.55	3.27	8.32	92.4-95.7	(4)	0.92-1.77	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	63.71	0.86	54.67	83.9-95.0	(4)	0.16-0.22	(4)
Quebradona (2) (6)	—	—	—	111.24	0.71	78.60	60.0
Total	131.42	0.97	127.60	892.49	1.38	1,234.08

Copper

Ore Reserve: Metric	At 31 December 2019
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical	Cut-off
	Tonnes(5)	Grade	Copper Content	Tonnes (5)	Grade	Copper Content	Recovery Factor	Grade	(9)
	(million)	percent	(tonnes million)	(million)	percent	(tonnes million)	percent	($/t)
Colombia
Quebradona (2)(6)	—	—	—	111.24	1.25	1.39	95.80	25-45	(12)
Total	—	—	—	111.24	1.25	1.39

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.

(6)	The Ore Reserve contains 583 tonnes of silver for Cerro Vanguardia and 807 tonnes for Quebradona to be recovered as a by-product.

(7)	The Ore Reserve contains 0.39 million tonnes of sulphur to be recovered as a by-product.

(8)	Includes Mine Waste Solutions (MWS).

(9)	In-situ cut-off grade.

(10)	Ore Reserve is estimated by Competent Persons employed by Barrick Gold (Holdings) Limited.

(11)	No Ore Reserve is declared as the Ore Reserve has been written off.

(12)	Copper ore cut-off Net Smelter Return (NSR)

Rounding may result in computational differences.

The 2019 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Mine	Tons (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Mponeng	27.83	9.13	254.02
Obuasi	2.80	19.14	53.54
Sunrise Dam	1.01	4.92	4.97
Tropicana	1.89	3.60	6.82
AGA Mineração	5.75	4.96	28.49
Serra Grande	1.98	3.40	6.73
Quebradona	111.24	0.71	78.60
Total	152.50	2.84	433.17

Copper

Mine	Tons (millions)	Grade (%)	Copper Content (million tonnes)
Quebradona	111.24	1.25	1.39
Total	111.24	1.25	1.39

The Ore Reserve has been determined based on completed economic studies.

Gold

Ore Reserve: Metric	At 31 December 2018
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tonnes(5)	Grade	Gold Content	Tonnes (5)	Grade	Gold Content	Recovery Factor		Grade	(9)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	tonnes	percent		(g/t)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	9.14	4.15	37.87	19.08	4.12	78.70	84.5-88.9	(4)	1.53-2.41	(4)
Ghana
Iduapriem	2.74	0.88	2.41	36.39	1.33	48.42	93.0-95.9	(4)	0.55-0.90	(4)
Obuasi (2)	—	—	—	20.28	9.00	182.40	87.0		4.10-5.20	(4)
Guinea
Siguiri (85 percent) (3)	21.54	0.67	14.40	59.40	0.84	49.82	88.0-93.0	(4)	0.55-0.70	(4)
Mali
Morila (40 percent) (3) (10)	2.46	0.63	1.54	0.17	1.31	0.22	57.0-91.0	(4)	0.49-0.79	(4)
Sadiola (41 percent) (3)	0.05	1.66	0.08	26.11	1.94	50.64	75.0-94.0	(4)	0.51-0.78	(4)
Tanzania
Geita	—	—	—	9.47	4.38	41.49	77.8-92.7	(4)	1.45-3.43	(4)
South Africa
Vaal River (11)
Kopanang	—	—	—	—	—	—
Moab Khotsong	—	—	—	—	—	—
West Wits
Mponeng (2)	1.44	7.71	11.13	35.03	10.02	351.12	97.1-97.9	(4)	5.86-8.64	(4)
Surface
Surface sources (8)	106.23	0.21	22.76	529.00	0.26	137.47	45.0-88.0	(4)	0.23-0.29	(4)

Australia
Sunrise Dam (2)	12.60	1.40	17.59	5.49	3.60	19.76	86.0-87.0	(4)	0.68-2.71	(4)
Tropicana (70 percent) (2) (3)	13.83	1.15	15.91	32.14	2.04	65.50	89.9-90.0	(4)	0.70-3.17	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (6)	7.72	2.32	17.88	8.14	1.89	15.41	66.3-96.3	(4)	0.45-5.51	(4)
Brazil
AGA Mineraçáo (2) (7)	1.94	4.35	8.43	8.79	5.06	44.47	50.0-94.3	(4)	0.61-5.53	(4)
Serra Grande (2)	1.58	2.90	4.59	2.25	3.32	7.48	92.1-98.8	(4)	0.60-1.87	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	63.71	0.86	54.67	83.9-95.0	(4)	0.16-0.22	(4)
Quebradona (94.876 percent) (2) (3) (6)	—	—	—	104.05	0.66	69.12	60.0
Total	181.26	0.85	154.60	959.49	1.27	1,216.69

Copper

Ore Reserve: Metric	At 31 December 2018
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)				Cut-off
	Tonnes(5)	Grade	Copper Content	Tonnes (5)	Grade	Copper Content	Recovery Factor	Grade	(9)
	(million)	percent	(tonnes million)	(million)	percent	(tonnes million)	percent	($/t)
Colombia
Quebradona (94.876 percent) (2)(3)(6)	—	—	—	104.05	1.21	1.26	95.80	25-45	(12)
Total	—	—	—	104.05	1.21	1.26

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.

(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor and cut-off grade vary according to ore type.

(5)	Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.

(6)	The Ore Reserve contains 1,016 tonnes of silver for Cerro Vanguardia and 733 tonnes for Quebradona to be recovered as a by-product.

(7)	The Ore Reserve contains 0.37 million tonnes of sulphur to be recovered as a by-product.

(8)	Includes Mine Waste Solutions (MWS).

(9)	In-situ cut-off grade.

(10)	Ore Reserve is estimated by Competent Persons employed by Barrick Gold (Holdings) Limited.

(11)	No Ore Reserve is declared for 2018 - sale of Kopanang and Moab Khotsong.

(12)	Copper ore cut-off Net Smelter Return (NSR).

Rounding may result in computational differences

The 2018 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Mine	Tons (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Mponeng	27.46	9.66	265.29
Obuasi	1.70	20.68	35.15
Sunrise Dam	1.29	3.85	4.95
Tropicana	1.89	3.65	6.89
AGA Mineração	6.73	5.45	36.64
Serra Grande	1.59	3.94	6.28
Quebradona	104.05	0.66	69.12
Total	144.70	2.93	424.32

Copper

Mine	Tons (millions)	Grade (%)	Copper Content (million tonnes)
Quebradona	104.05	1.21	1.26
Total	104.05	1.21	1.26

The Ore Reserve has been determined based on completed economic studies.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2019
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (1)	1.09	0.050	0.05
Ghana
Iduapriem	16.41	0.021	0.35
Guinea
Siguiri (85 percent) (1) (3)	55.29	0.017	0.93
Mali
Sadiola (41 percent) (1)	1.46	0.068	0.10
Tanzania
Geita	4.50	0.046	0.20
South Africa
Surface sources (2)	575.26	0.008	4.37
Australia
Sunrise Dam	9.40	0.028	0.26
Tropicana (70 percent) (1)	16.97	0.028	0.47
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	6.58	0.013	0.08
Brazil
Serra Grande	0.01	0.058	0.00

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.

(3)	Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2018
	Tons (million)	Grade (ounces/ ton)	Gold content (million ounces)
Continental Africa
Ghana
Iduapriem	16.42	0.021	0.35
Guinea
Siguiri (85 percent) (1) (3)	57.67	0.017	0.97
Mali
Morila (40 percent) (1)	2.71	0.018	0.05
Sadiola (41 percent) (1)	3.29	0.045	0.15
Tanzania
Geita	3.00	0.038	0.11
South Africa
Surface sources (2)	700.22	0.007	5.15

Australia
Sunrise Dam	10.66	0.028	0.30
Tropicana (70 percent) (1)	11.98	0.029	0.35
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	10.91	0.014	0.15

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.

(3)	Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2019
	Tonnes (million)	Grade (grams/ tonne)	Gold content (tonnes)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (1)	0.99	1.72	1.70
Ghana
Iduapriem	14.89	0.73	10.90
Guinea
Siguiri (85 percent) (1) (3)	50.16	0.58	28.84
Mali
Sadiola (41 percent) (1)	1.32	2.31	3.07
Tanzania
Geita	4.08	1.56	6.37
South Africa
Surface sources (2)	521.86	0.26	136.01
Australia
Sunrise Dam	8.53	0.94	8.05
Tropicana (70 percent) (1)	15.40	0.94	14.52
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	5.97	0.44	2.64
Brazil
Serra Grande	0.01	2.00	0.02

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.

(3)	Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Stockpiles	At 31 December 2018
	Tonnes (million)	Grade (grams /tonne)	Gold content (tonnes)
Continental Africa
Ghana
Iduapriem	14.89	0.73	10.91
Guinea
Siguiri (85 percent) (1) (3)	52.31	0.58	30.18
Mali
Morila (40 percent) (1)	2.46	0.63	1.54
Sadiola (41 percent) (1)	2.98	1.53	4.56
Tanzania
Geita	2.72	1.29	3.51
South Africa
Surface sources (2)	635.23	0.25	160.23

Australia
Sunrise Dam	9.67	0.97	9.35
Tropicana (70 percent) (1)	10.87	1.01	10.95
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	9.89	0.47	4.68

(1)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.

(3)	Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Drill hole spacing: Imperial
In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
Continental Africa
Democratic Republic of the Congo
Kibali	16 x 33 feet, 33 x 82 feet	98 x 131 feet, 131 x 131 feet
Ghana
Iduapriem	66 x 49 feet	164 x 246 feet
Obuasi	66 x 66 feet	197 x 197 feet
Guinea
Siguiri	33 x 16 feet	66 x 131 feet, 82 x 82 feet, 164 x 82 feet
Mali
Sadiola	21 x 41 feet, 82 x 82 feet	82 x 82 feet, 164 x 82 feet
Tanzania
Geita	None	33 x 33 feet, 66 x 66 feet, 82 x 49 feet, 82 x 82 feet, 131 x 66 feet, 131 x 131 feet
South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 foot grid thereafter	From a 328 x 328 foot spacing up to 3281 x 3281 foot spacing
Surface sources	164 x 164 feet to 1050 x 820 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	328 x 328 feet to 984 x 1230 feet auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Australia
Sunrise Dam	33 x 33 feet, 82 x 82 feet	131 x 66 feet, 131 x 131 feet
Tropicana	39 x 39 feet, 82 x 82 feet	164 x 82 feet, 164 x 164 feet
Americas
Argentina
Cerro Vanguardia	20 x 66 feet, 39 x 16 feet	131 x 131 feet
Brazil
AGA Mineração	33 x 66 feet, 66 x 33 feet, 66 x 98 feet, 82 x 82 feet, 98 x 98 feet	66 x 131 feet, 82 x 131 feet, 98 x 82 feet, 131 x 197 feet, 164 x 98 feet, 164 x 164 feet, 197 x 131 feet, 197 x 197 feet
Serra Grande	33 x 33 feet, 33 x 66 feet	82 x 82 feet, 131 x 66 feet, 131 x 131 feet, 164 x 66 feet
Colombia
Gramalote	None	164 x 164 feet
Quebradona	98 x 98 feet	197 x 197 feet

Drill hole spacing: Metric
In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following table of drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
Continental Africa
Democratic Republic of the Congo
Kibali	5 x 10 metre, 10 x 25 metre	30 x 40 metre, 40 x 40 metre
Ghana
Iduapriem	20 x 15 metre	50 x 75 metre
Obuasi	20 x 20 metre	60 x 60 metre
Guinea
Siguiri	5 x 10 metre	20 x 40 metre, 25 x 25 metre, 50 x 25 metre
Mali
Sadiola	6.25 x 12.5 metre, 25 x 25 metre	25 x 25 metre, 50 x 25 metre
Tanzania
Geita	None	10 x 10 metre, 20 x 20 metre, 25 x 15 metre, 25 x 25 metre, 40 x 20 metre, 40 x 40 metre
South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 metre spacing on raise lines and on a 5 x 5 metre grid thereafter	From a 100 x 100 metre spacing up to 1000 x 1000 metre spacing
Surface sources	50 x 50 metre to 320 x 250 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers and bulk sampling campaigns	100 x 100 metre to 300 x 375 metre auger drilling, variable sampling strategies: belt samplers, cross stream residue samplers
Australia
Sunrise Dam	10 x 10 metre, 25 x 25 metre	40 x 20 metre, 40 x 40 metre
Tropicana	12 x 12 metre, 25 x 25 metre	50 x 25 metre, 50 x 50 metre
Americas
Argentina
Cerro Vanguardia	6 x 20 metre, 12 x 5 metre	40 x 40 metre
Brazil
AGA Mineração	10 x 20 metre, 20 x 10 metre, 25 x 25 metre, 20 x 30 metre, 30 x 30 metre	20 x 40 metre, 25 x 40 metre, 30 x 25 metre, 40 x 60 metre, 50 x 30 metre, 50 x 50 metre, 60 x 40 metre, 60 x 60 metre
Serra Grande	10 x 10 metre, 10 x 20 metre	25 x 25 metre, 40 x 20 metre, 40 x 40 metre, 50 x 20 metre
Colombia
Gramalote	None	50 x 50 metre
Quebradona	30 x 30 metre	60 x 60 metre

ITEM 4A:	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2019, 2018 and 2017.

The company announced the sale of its remaining South African producing assets and related liabilities (SA disposal group) on 12 February 2020. As a result of the contemplated sale of the SA disposal group, the SA disposal group was classified as an asset held for sale and recognised as a discontinued operation in the company’s consolidated financial statements for the year ended and as at 31 December 2019. See “Item 18: Financial Statements-Note 9-Discontinued operations and assets and liabilities held for sale” for further details. The company’s operating and financial results and the related comparative statements have been restated in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations to recognise the SA disposal group as a discontinued operation for the years ended 31 December 2018 and 2017. The discussion of operating and financial results in this “Item 5: Operating and Financial Review and Prospects” relates to the company's continuing operations (unless the context indicates otherwise).

This item should be read in conjunction with the company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the company also produces silver and sulphuric acid as by-products. The company no longer produces uranium oxide as a by-product following the sale of its Vaal River operations, effective 28 February 2018. By-product revenue from continuing operations amounted to $86 million in 2019 (2018: $133 million; 2017: $139 million) out of total revenue from product sales from continuing operations of $3,525 million in 2019 (2018: $3,336 million; 2017: $3,394 million). See “Item 18: Financial Statements-Note 3-Revenue from product sales” for additional information. The company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•	Continental Africa (comprising Ghana, Guinea, Mali, the DRC and Tanzania);

•	South Africa (recorded as a discontinued operation);

•	Australia; and

•	Americas (comprising Argentina, Brazil and projects in Colombia).

AngloGold Ashanti has 12 continuing mining operations in Continental Africa, Australia and the Americas comprising open-pit and underground mines, which are supported by extensive, yet focused exploration activities. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

As at 31 December 2019, the company reported, on an attributable basis. Proven and Probable Ore Reserve for gold of approximately 20.8 million ounces in subsidiaries, 7.5 million ounces in equity accounted joint ventures and 15.5 million ounces from discontinued operations. For the year ended 31 December 2019, AngloGold Ashanti reported an attributable gold production of approximately 2.5 million ounces from subsidiaries, 0.4 million ounces from equity accounted joint ventures and 0.4 million ounces from discontinued operations. As at 31 December 2019, the company reported an attributable Proven and Probable Ore Reserve for copper of 3,068Mlbs.

AngloGold Ashanti’s costs and expenses consist primarily of total cash costs, amortisation, corporate administration, other expenses, and exploration and evaluation costs. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs), royalties and other cash costs. The company’s mining operations consist of deep-level underground mines as well as open-pit operations, both of which are labour intensive, therefore salaries and wages are a significant component of total cash costs.

5A:	OPERATING RESULTS

Introduction

2019 was marked by low interest rates, the ongoing US-China trade conflict and global manufacturing growth slowdown, all of which led to recession fears. Central banks also played their part with the US Federal Reserve cutting rates three times during the year, pumping more than $400 billion worth of liquidity into the US Repo market. In the absence of inflation coupled with low yielding assets, gold gained favour from investors as both a store of value and a safe haven asset class. The price of gold soared by ten percent year on year. US Treasury bonds also benefitted from the flight to safety and consequently yields came tumbling down across the curve.

As is often the case during periods of high and rising gold prices, retail and professional investment behaviour diverge. Bar and coin investors are more inclined to capitalise on a price rise by selling existing holdings. In contrast, tactical positioning in long (purchases) by professional investors on the Comex reached all-time highs equivalent to 1,134 tonnes in September 2019. This bullish sentiment among professional investors contributed to the price rise, which in turn attracted further momentum-driven investment inflows, notably into Exchange Traded Funds (ETFs). Physically-backed ETFs and similar products closed 2019 at 2,885.5 tonnes with annual inflows of 401.1 tonnes, up 426 percent year on year. Total investment growth netted out at nine percent year on year as retail investors selling off-set professional investors purchases.

In the fourth quarter of 2019, central banks added a net 109.6 tonnes to global official gold reserves bringing full-year net purchases to 650.3 tonnes, just one percent short of the 2018 total of 656.2 tonnes. This marks ten consecutive years of net purchases, with global official reserves now 5,000 tonnes higher than at the end of 2009 at circa 34,700 tonnes and highlights the importance central banks place on having an allocation of gold in their reserve portfolio.

In 2019, global gold jewellery demand volumes fell six percent to 2,107 tonnes. Purely a second half of the year phenomenon, the weakness was primarily due to the big jump in the third quarter in the price of gold (in local currency terms), which impacted affordability. The price was well supported at elevated levels throughout the closing months of 2019, leading to a ten percent year on year drop in the fourth quarter demand to 584.5 tonnes. In US dollar terms, gold jewellery demand grew by three percent to a five-year high of $94.3 billion. Much of this came from a nine percent year on year increase in the fourth quarter demand, which reached $27.8 billion, a seven-year high.

Technology demand for gold weakened contributing to a two percent fall in demand for gold in the sector.

Total supply was slightly higher in 2019, up two percent year on year from 4,673.0 tonnes in 2018 to 4,776.1 tonnes in 2019. This growth was attributable to the price performance of gold over the year, primarily through its impact on recycling, but also on net hedging to a certain extent. While mine production fell by one percent year on year, a sharp increase in gold recycling to its highest level since 2012 (up 11 percent year on year) helped boost higher total supply. Modest net producer hedging, the first year of net hedging since 2016, also contributed to overall supply.

The market spot gold price closed the fourth quarter of 2019 at $1,517 per ounce which was also the highest price in the fourth quarter. The lowest market spot gold price recorded in the fourth quarter was $1,454 per ounce. The average market spot gold price was recorded at $1,483 per ounce for the fourth quarter. The average market spot gold price was recorded at $1,394 per ounce for the full year 2019. The highest market spot gold price recorded in 2019 was $1,552 per ounce and the lowest market spot gold price for the same period was $1,270 per ounce. Management uses the spot price to monitor the performance of the gold price and its effect on the company’s results. It gives an investor insight into the performance of the gold price and its impact on company results.

Restatement as a result of discontinued operations

On 12 February 2020, the company announced an agreement to sell its remaining South African producing assets and related liabilities (SA disposal group) to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300 million, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. The consideration is comprised of $200 million in cash payable at the closing of the transaction and two components of deferred consideration, payable as follows:

1.
$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021; and

2.	$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) below the datum of current infrastructure.

The transaction principally comprises the following assets and liabilities:

•	The Mponeng mine and its associated assets and liabilities;

•
The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;

•	First Uranium (Pty) Limited, which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited, as well as associated tailings assets and liabilities;

•	Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and

•	Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

Pursuant to the agreement, the silicosis obligation of $65 million and the post-retirement medical obligation of $93 million relating to South African employees will be retained by the group.

The agreement provides for terms customary in agreements of this nature and is subject to customary conditions precedent, including the obtaining of all necessary consents from the South African DMRE (including section 11 and section 102 approvals under the MPRDA) for the transfer of the mining rights related to the sale of the mining assets and securing the approval of the South African Competition Authorities in terms of the South African Competition Act, No. 89 of 1998. The company and Harmony Gold Mining Company Limited have committed to engage with the relevant authorities and other stakeholders in order to ensure the conditions precedent are fulfilled as soon as possible with the earliest closing anticipated on or about 30 June 2020.

As a result of the contemplated sale of the SA disposal group, the SA disposal group was classified as an asset held for sale and recognised as a discontinued operation in the company’s consolidated financial statements for the year ended and as at 31 December 2019. See “Item 18: Financial Statements-Note 9-Discontinued operations and assets and liabilities held for sale” for further details.

The company’s operating and financial results and the related comparative statements have been restated in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations to recognise the SA disposal group as a discontinued operation for the years ended 31 December 2018 and 2017. The discussion of operating and financial results in this “Item 5: Operating and Financial Review and Prospects” relates to the company's continuing operations (unless the context indicates otherwise).

Change in presentation of “Special items” disclosure

Effective 1 January 2019, the group changed the disclosure of “Special items” in the income statement. In prior periods, the group disclosed items that, due to their size and/or nature, required separate disclosure on the face of the income statement as “Special items”. In addition, a disclosure category “Other operating expenses” was reported to disclose expenses which were not included in gross profit. Going forward these two categories of expenses and income will be disclosed as “Impairment, derecognition of assets and profit (loss) on disposal” and “Other expenses (income)” depending on materiality. This new presentation provides more useful information by reporting material items separately. The change in presentation has no impact on the reported totals, or on amounts presented in the statement of financial position. For further details, refer to “Item 18: Financial Statements-Note 1-Accounting Policies”.

Key factors affecting results

Gold prices

AngloGold Ashanti’s operating results are directly related to the market spot gold price, which can fluctuate widely and is affected by numerous factors beyond its control, including investment, jewellery and industrial demand (particularly in China and India), expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (IMF), global or regional political or economic events or conditions, the impact of pandemics such as COVID-19, and production and cost levels in major gold-producing regions.

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

Yearly average gold prices received per ounce have changed during the three years under review as follows:

•	2017 - $1,251 per ounce

•	2018 - $1,261 per ounce

•	2019 - $1,387 per ounce

The average of the market spot gold price from 1 January 2020 to 19 March 2020 was $1,580.88 per ounce. On 19 March 2020, the afternoon price for gold on the London Bullion Market was $1,474.25 per ounce. After an initial increase in the beginning of the year, the market spot gold price decreased from a high of $1,687.00 per ounce on 6 March 2020 to a low of $1,469.80 per ounce on 19 March 2020 in the midst of a wider market dislocation related to the COVID-19 pandemic and despite the alleged investor perception of gold as a relatively safe haven in periods of market volatility.

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

On 22 and 28 January 2020, the company entered into Asian style zero-cost collars in respect of its Argentinean operations (CVSA) for a total of 130,900 ounces (70 percent of CVSA’s annual gold production) for the period February 2020 to December 2020. The strike prices are as follows: $1,500 per ounce on the floor and an average price of $1,701.34 per ounce on the cap.

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) remained fairly consistent between 2017 - 2019 from 2.85 million ounces in 2017, 2.91 million ounces in 2018 to 2.86 million ounces in 2019. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

Operational impacts resulting from the COVID-19 pandemic

In addition to the impact of the COVID-19 pandemic on the gold price discussed under the caption “-Gold Prices”, the COVID-19 pandemic has the potential to have a significant impact on our operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures or additional safety measures that the company may also consider). The company operates mines in countries that have confirmed cases of COVID-19 and resulting death. A full or partial shutdown of the company’s mines in the affected areas and, as a result, a halt in related mining operations could occur if COVID-19 spread among our workforce, in case requested or mandated by governmental authorities or if otherwise elected by the company as a preventive measure to contain the spread of the virus. Governments of the countries in which we operate may impose significant restrictions on the movement of goods, services and persons, including by ordering nationwide lockdowns of businesses and their citizens, as was recently done in Argentina, which imposed a nationwide lockdown (quarantine), including travel restrictions, border closings and the shutdown of most industries, as a result of which Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities. Similarly, the South African and State of Goiás governments imposed similar restrictions resulting in the temporary suspension of mining activities of the company’s South African operations and Serra Grande operations in Brazil, respectively.

Foreign exchange fluctuations

Total cash costs in all business segments are for local procurement largely incurred in local currency where the relevant operation is located. US dollar denominated total cash costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the Brazilian real, Australian dollar, and, to a lesser extent, the Argentinian peso and other local currencies. As set out below, during the year ended 31 December 2019, the Argentinian peso, Brazilian real and the Australian dollar weakened, which collectively had a favourable impact on AngloGold Ashanti’s US dollar denominated total cash costs.

Average annual exchange rates to the US dollar	2019	2018	2017
Brazilian real	3.94	3.66	3.19
Australian dollar	1.44	1.34	1.30
Argentinian peso	48.29	28.14	16.57

In 2019, the company derived 55 percent (47 percent including joint ventures) of its revenues from continuing operations from Brazil, Australia and Argentina, and incurred 54 percent (47 percent including joint ventures) of its total cash costs from continuing operations in Brazil, Australia and Argentina. A one percent strengthening of these local currencies against the US dollar will result in an increase in total cash costs incurred of about $13 million or $5 per ounce.

Certain exchange controls were in force in emerging markets in which the company operates during the period under review, including, for example Argentina. In the case of Argentina, although the exchange rate of the Argentinian peso is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. It is not possible to predict whether or when this will occur or the future value of the Argentinian peso.

Total cash costs and effects of inflation

Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs), royalties and other cash costs. The mining industry continues to experience price inflation for costs of inputs used in the production of gold, which leads to higher total cash costs reported by many gold producers.

AngloGold Ashanti is unable to control the prices at which it sells its gold. Accordingly, in the event of significant inflation in Brazil, Argentina or Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the company’s results and financial condition.

AngloGold Ashanti employs over 26,000 people (34,000 people including the SA disposal group) globally, most of whom are members of trade unions, particularly in Continental Africa and the Americas. Salaries and wages account for a significant component of local total cash costs and are impacted by annual wage increases.

Energy costs, comprising power, fuel and lubricants, are another material component of total cash costs. Due to the remote location of some of its mines in Continental Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of Brent crude oil has increased from $54 per barrel in 2017, $71 per barrel in 2018 to $65 per barrel in 2019, a 20 percent increase over the three-year period. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average total cash costs of all its operations increases by about $3 million or $0.9 per ounce, with the total cash costs of certain of the company’s mines, particularly Siguiri (Guinea), Geita (Tanzania), Kibali (DRC), Morila and Sadiola (Mali), which are more dependent on fuel, being more sensitive to changes in the price of oil.

On 10 February 2020, the company entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of Brent crude oil for the period February 2020 to December 2020. The average strike prices are $45 per barrel on the floor and an average price of $65 per barrel on the cap. On 26 February 2020, the company entered into an additional set of Asian style zero-cost collars for a total of approximately 622,000 barrels of Brent crude oil for the period March 2020 to December 2020. The average strike prices are $44.50 per barrel on the floor and an average price of $65 per barrel on the cap.

Energy costs, even in business segments which are supported by grid power have increased considerably over the three-year period. These increases have adversely impacted total cash costs.

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

Royalties (excluding joint ventures), which are generally calculated as a percentage of revenue, varied over the past three years from $111 million incurred in 2017 to $133 million incurred in 2018 and $137 million in 2019, a 23 percent increase over the three-year period, primarily due to the variations in the gold prices received, production and royalty rate increases. Royalties are likely to continue to vary in the coming years as in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Rehabilitation costs

Total provisions for decommissioning and for restoration (excluding joint ventures and excluding liabilities related to assets held for sale) totalled $637 million in 2018 and $634 million in 2019, (including liabilities related to assets held for sale: $637 million in 2018 and $730 million in 2019). During 2019 $96 million was transferred to liabilities related to assets held for sale which amount was partially offset by a change in estimate. The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions, changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology, following requests from the environmental regulatory authorities. See also “Item 4B: Business Overview-Regulatory Environment Enabling AngloGold Ashanti to Mine”, “Item 4B: Business Overview-Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview-Environmental, Health and Safety Matters”.

Amortisation of tangible assets

Amortisation of tangible assets decreased during the 2017 - 2019 period, from $685 million to $538 million, largely due to open pit ore being depleted at Geita and lower production at Cerro Vanguardia and Siguiri.

Exploration and evaluation costs

The company has expensed exploration expenditure during the years ended 31 December 2017, 2018 and 2019 in order to replenish depleting Ore Reserve and bring new ore bodies into pre-feasibility or feasibility. The expensed exploration costs incurred over the last three fiscal years amounted to $105 million in 2017, $98 million in 2018 and $112 million in 2019. Exploration expenditure increased during 2019 mainly due to an increase in Brownfields exploration and global specialist and management cost.

Corporate administration, marketing and other expenses

The corporate administration, marketing and other expenses incurred amounted to $64 million in 2017, $76 million in 2018 and $82 million in 2019. The increase is mainly due to higher labour costs (cash shares costs and equity share costs), higher technical security costs and consultancy costs.

Impairment, derecognition of assets and profit (loss) on disposal

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by Ore Reserve and production estimates, together with economic factors, such as market spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce Ore Reserve and future capital expenditures. Alternatively, should any of these factors reverse, then AngloGold Ashanti may have to reverse previously recognised impairments.

When reviewing goodwill and other tangible assets for impairment, AngloGold Ashanti's assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term real gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long- term real gold price of $1,300 per ounce in 2019 and $1,239 per ounce in 2018, were based on a range of economic and market conditions, which were, at that time, expected to exist over the remaining useful life of the assets.

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

The actual market spot gold price averaged $1,394 per ounce in 2019 and $1,268 per ounce in 2018. The market spot gold price in 2020 has been subject to volatile short-term swings The market spot gold price has averaged $1,580.88 per ounce from 1 January 2020 to 19 March 2020 and closed at $1,474.25 per ounce on 19 March 2020.

Other expenses

Other expenses decreased during the 2017 - 2019 period, from $150 million to $83 million, largely due to a decrease in legal settlement fees. In 2017, an initial provision for the settlement of the silicosis class action of $63 million was made with a subsequent adjustment of $2 million in 2019.

Taxation

Taxation increased over the period 2017 - 2019 from an expense of $163 million in 2017 to an expense of $250 million in 2019. Increase in taxation over the period 2017 - 2019 is largely due to higher earnings in Australia, Tanzania, Brazil and Ghana.

Taxation is likely to continue to be volatile in the coming years, as host governments in a number of jurisdictions increasingly seek to obtain a higher share of revenue by increasing rates of existing taxes and introducing new taxes on gold mines.

Production in 2019

For the year ended 31 December 2019, AngloGold Ashanti’s total attributable gold production of 2.86 million ounces was 50,000 ounces, or two percent, lower than the 2018 production of 2.91 million ounces.

Production increased by two percent, or 26,000 ounces, in 2019 as compared to 2018, in the Continental Africa region. The increase was mainly due to the transition to predominantly underground operations which resulted in higher grade material and increased tonnes treated at Geita and improved production at Iduapriem due to the Operational Excellence programme which focused on improved grade control practices. The increase in production was partially offset by a decrease at Siguiri due to the integration of the Carbon-in-Leach (CIL) combination plant that was completed during the year with a slower ramp-up than anticipated and lower production from both Sadiola and Morila as these two operations near the end of their mining activities.

Production decreased by two percent, or 11,000 ounces, in 2019 as compared to 2018, in the Australia region. The decrease resulted from lower mill feed grades due to lower underground mined volume combined with lower mined grade at Sunrise Dam. The decrease in production was partially offset by an increase at Tropicana as a result of higher mill throughput and tonnes mined.

In the Americas region, production decreased by eight percent, or 66,000 ounces, in 2019 as compared to 2018. The decrease was mainly at Cerro Vanguardia due to lower production and the mining of lower grades. Production was also lower at Serra Grande due to lower feed grade, lower drilling productivity and fewer trucks available. Production was lower at AGA Mineração due to poor ground conditions at the Cuiabá complex and at Córrego do Sítio due to geological model changes, open pit license delays at Rosalino orebody, geotechnical issues and excessive rainfall.

Production in 2018

For the year ended 31 December 2018, AngloGold Ashanti’s total attributable gold production of 2.91 million ounces was 60,000 ounces, or two percent, higher than the 2017 production of 2.85 million ounces.

Production increased by four percent, or 59,000 ounces, in 2018 as compared to 2017, in the Continental Africa region. The increase was mainly due to higher recovered grades and increased tonnage treated due to improved plant performance at Kibali, higher tonnage treated due to improved plant efficiency and higher recovered grade, resulting from mining deeper, higher-grade areas in the Teberebie pit at Iduapriem, higher recovered grades due to a range of operational improvements which assisted in accessing higher grade ore particularly in the fourth quarter of 2018 at Geita. The increase in production was partially offset by a decrease at Siguiri due to a decrease in recovered grade from treating lower grade oxide material and a decrease in tonnes due to delays in the commissioning of the CIL combination plant.

Production increased by 12 percent, or 66,000 ounces, in 2018 as compared to 2017, in the Australia region. Gold production increased at Sunrise Dam due to higher mill feed grades in the first and the last quarters of 2018. Improved mill feed grades and mill throughput resulted in higher production at Tropicana.

In the Americas region, production decreased by eight percent, or 64,000 ounces, in 2018 as compared to 2017. The decrease was in Brazil mainly at AGA Mineração due to development and infrastructure constraints at the Cuiabá complex and at Córrego do Sítio due to lower grades in the sulphide operation, excessive rainfall and open-pit licensing delays. Production was also impacted by lower tonnes placed on the heap leach, model changes, and production stoppages due to strikes. Production was also lower at Serra Grande due to less ore mined following geological model changes and excessive rainfall.

Comparison of financial performance in 2019, 2018 and 2017

Financial performance of AngloGold Ashanti	Year ended 31 December
(in $ millions)	2019	2018	2017
Continuing operations
Revenue from product sales	3,525	3,336	3,394
Cost of sales	(2,626)	(2,584)	(2,607)
Total of all other (expenses) income	(448)	(429)	(481)
Share of associates and joint ventures’ profit (loss)	168	122	22
Taxation	(250)	(212)	(163)
Discontinued operations
Profit (loss) from discontinued operations	(376)	(83)	(336)

Net profit (loss) attributable to equity shareholders
- Continuing operations	364	216	145
- Discontinued operations	(376)	(83)	(336)
Net profit (loss) attributable to non-controlling interests
- Continuing operations	5	17	20

Comparison of total cost of sales in 2019, 2018 and 2017

The following table presents cost of sales from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2019:

Cost of sales for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2019	2018	2017
Total cost of sales	2,626	2,584	2,607
Inventory change	(5)	(9)	(14)
Amortisation of tangible assets	(538)	(553)	(685)
Amortisation of intangible assets	(3)	(5)	(5)
Amortisation of right of use assets	(42)	—	—
Retrenchment costs	(4)	(4)	(6)
Rehabilitation and other non-cash costs	(53)	(17)	(16)
Total cash costs	1,981	1,996	1,881

Comparison of financial performance in 2019 with 2018

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

Revenue from product sales

Revenue from product sales increased by $189 million, or six percent, from $3,336 million in 2018 to $3,525 million in 2019, mainly as a result of the increase in the gold price received of $128 per ounce. Gold income increased by $236 million, or seven percent, from $3,203 million in 2018 to $3,439 million in 2019, due to the increase in the gold price received partially offset by the decrease in gold sold. Gold sold decreased by 50,000 ounces, or two percent, from 2.46 million ounces in 2018 to 2.41 million ounces in 2019. The gold price received increased by $128 per ounce, or ten percent, from $1,266 per ounce during 2018 to $1,394 per ounce in 2019, which resulted in an increase in gold income of $316 million. By-product revenue decreased by $47 million, or 35 percent, to $86 million from $133 million in 2018, mainly due to a decrease in revenue from silver.

Revenue from product sales from the Continental Africa operations increased by $185 million, or 13 percent, to $1,590 million in 2019 from $1,405 million in 2018, mainly as a result of the increase in gold price received, which resulted in an increase of gold income of $140 million. The increase in gold ounces sold resulted in an increase in gold income of $47 million. The increase was mainly due to the transition to predominantly underground operations which resulted in higher grade material and increased tonnes treated at Geita and improved production at Iduapriem due to the Operational Excellence programme which focused on improved grade control practices. The increase in production was partially offset by a decrease at Siguiri due to the integration of the CIL combination plant that was completed during the year and a slower ramp-up than anticipated.

Revenue from product sales from Australia increased by $72 million, or nine percent, from $782 million in 2018 to $854 million in 2019. The increase in the gold price received resulted in an increase in gold income of $78 million. Gold production decreased as a result of lower mill feed grades due to lower underground mined volume combined with lower mined grade at Sunrise Dam. The decrease in production was partially offset by an increase at Tropicana as a result of higher mill throughput and tonnes mined. The decrease in gold ounces sold resulted in a decrease in gold income of $8 million.

Revenue from product sales from the Americas operations decreased by $68 million, or six percent, from $1,149 million in 2018 to $1,081 million in 2019. Gold income decreased by $21 million, or two percent, from $1,021 million in 2018 to $1,000 million in 2019.The decrease was due to a decrease of 78,000 ounces in gold sold in 2019, which resulted in a decrease in gold income of $113 million. Gold production primarily decreased at Cerro Vanguardia mainly due to development and infrastructure constraints, coupled with lower grades. The decrease was partially offset by an increase in the gold price received which resulted in an increase in gold income of $92 million. By-product revenue decreased by $47 million, or 37 percent, to $81 million from $128 million in 2018, mainly due to a decrease in revenue from silver.

Cost of sales

Cost of sales increased from $2,584 million in 2018 to $2,626 million in 2019, which represents a $42 million, or two percent, increase. The increase was primarily due to a $36 million increase in rehabilitation and other non-cash costs from $17 million in 2018 to $53 million in 2019. The increase arose from the changes to cash flows, inflation rates and discount rates compared to 2018.

In Continental Africa, cost of sales increased from $1,127 million in 2018 to $1,173 million in 2019, which represents a $46 million, or four percent, increase. The increase was mainly due to an increase in royalties, rehabilitation and other non-cash costs, amortisation and inventory change.

In Australia, cost of sales increased from $622 million in 2018 to $632 million in 2019, which represents a $10 million, or two percent, increase. The increase was mainly due to an increase in amortisation and inventory change. The increase was partially offset by a decrease in service-related costs and the weakening of the Australian dollar against the US dollar.

In the Americas, cost of sales decreased from $838 million in 2018 to $822 million in 2019, which represents a $16 million, or two percent, decrease. The decrease was mainly due to the weakening of the local currencies, the Argentinian peso by 72 percent and the Brazilian real by eight percent, against the US dollar.

Total cash costs

Total cash costs decreased from $1,996 million in 2018 to $1,981 million in 2019, which represents a $15 million, or one percent, decrease. The decrease was primarily due to the weakening of local currencies against the US dollar. The decrease was partially offset by an increase in royalties. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs), royalties and other cash costs.

Cash operating costs decreased from $1,850 million in 2018 to $1,831 million in 2019, which represents a $19 million, or one percent, decrease, primarily due to the weakening of local currencies against the US dollar. Cash operating costs includes salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs.

Royalties, which are generally calculated as a percentage of revenue, increased from $133 million in 2018 to $137 million in 2019, which represents a $4 million, or three percent, increase, primarily due to an increase in the spot gold prices and an increase in production at Geita and Iduapriem partially offset by a decrease in production in Argentina.

Retrenchment costs

Retrenchment costs included in cost of sales remained unchanged in 2019 at $4 million as in 2018.

Rehabilitation and other non-cash costs

Rehabilitation and other non-cash costs increased from $17 million in 2018 to $53 million in 2019, which represents a $36 million increase. This increase was primarily due to a change in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design facilities and methodology following requests from environmental regulatory authorities compared to 2018.

Amortisation of tangible, intangible and right of use assets

Amortisation of tangible, intangible and right of use assets expense increased from $558 million in 2018 to $583 million in 2019, which represents a $25 million, or four percent, increase. Amortisation of tangible assets decreased by $15 million, or three percent, from $553 million in 2018 to $538 million in 2019, largely due to lower production at Cerro Vanguardia, lower depreciation on the waste stripping asset as the open pit ore is being depleted, lower depreciation on the mining fleet due to a change in fleet management strategy at Geita and lower production at Serra Grande. The decrease was partially offset by an increase in amortisation at Iduapriem due to completion of the stripping activities in the 2019.

Amortisation relating to right of use assets as recognised in accordance with IFRS 16 Leases (effective from 1 January 2019) was $42 million in 2019. Amortisation relating to right of use assets was $18 million at Geita, $16 million at the Australian operations and $6 million at Córrego do Sítio.

Inventory change

Inventory decreased from $9 million in 2018 to $5 million in 2019, which represents a $4 million, or 44 percent decrease.

Other expenses

Other expenses increased from $79 million in 2018 to $83 million in 2019, which represents a $4 million, or five percent, increase. The increase was largely due to an increase in government fiscal claims, cost of tailing operations and other expenses, care and maintenance costs and the public infrastructure contribution in Guinea. The increase was partially offset by a decrease in corporate retrenchments and power grid refunds in Brazil.

Finance costs and unwinding of obligations

Finance costs increased by $3 million, or two percent, to $143 million in 2019, compared to $140 million in 2018 mainly due to the effect of IFRS 16 Leases (effective from1 January 2019) on finance costs partially offset by lower finance costs from borrowings. Unwinding of obligations of $29 million was recorded in 2019 compared with $28 million in 2018.

Share of associates and joint ventures' profit

Share of associates and joint ventures' profit increased by $46 million, or 38 percent, to a profit of $168 million in 2019, compared to a profit of $122 million in 2018, mainly as a result of an increase in equity earnings of $39 million at Kibali.

Taxation

A taxation expense of $250 million was recorded in 2019, compared to an expense of $212 million in 2018, which represents a $38 million, or 18 percent, increase. Charges for current tax in 2019 amounted to $298 million, compared to $242 million in 2018, which represents a $56 million, or 23 percent, increase. The increase in current tax is mainly due to higher earnings in Australia, Tanzania and Ghana. Charges for deferred tax in 2019 amounted to a net deferred tax benefit of $48 million, compared to a net deferred tax benefit of $30 million in 2018, which represents a $18 million, or 60 percent, increase. The increase in the deferred taxation benefit mainly relates to higher capital expenditure in Tanzania and higher estimated deferred tax resets in Guinea (related to a tax holiday agreement from 2020).

Discontinued operations

A loss from discontinued operations of $376 million was recorded in 2019, compared to a loss of $83 million in 2018, which represents a $293 million increase. The loss of $376 million consists of an operating profit after tax of $9 million and an impairment loss of $385 million. The South African operations have been accounted for as discontinued operations. Refer to “Item 18: Financial Statements-Note 9-Discontinued operations and assets and liabilities held for sale” for further details.

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

Revenue from product sales

Revenue from product sales decreased by $58 million, or two percent, from $3,394 million in 2017 to $3,336 million in 2018, mainly as a result of the decrease in gold sold of 42,000 ounces partially offset by an increase in the gold price received. Gold income decreased by $52 million, or two percent, from $3,255 million in 2017 to $3,203 million in 2018, mainly due to the decrease in gold sold. The gold price received increased by $10 per ounce, or one percent, from $1,251 per ounce in 2017 to $1,261 per ounce in 2018, which resulted in an increase in gold income of $38 million. By-product revenue decreased by $6 million, or four percent, to $133 million in 2018 from $139 million in 2017, mainly due to less revenue from silver.

Revenue from product sales from the Continental Africa operations decreased by $39 million, or three percent, to $1,405 million in 2018 from $1,444 million in 2017, mainly as a result of the decrease in gold sold of 24,000 ounces, which resulted in a decrease of gold income of $49 million. The decrease in production was mainly due to lower recovered grades at Siguiri partially offset by increased production at Iduapriem and Geita. The decrease in revenue was partially offset by an increase in the gold price received resulting in an increase in gold income of $10 million.

Revenue from product sales from Australia increased by $71 million, or ten percent, from $711 million in 2017 to $782 million in 2018. The increase was due to the increase of 53,000 ounces in gold sold in 2018, which resulted in an increase in gold income of $65 million. Gold production increased at Sunrise Dam due to increased mill feed grades and improved mill throughput resulted in higher production at Tropicana. The increase in the gold price received resulted in an increase in gold income of $6 million.

Revenue from product sales from the Americas operations decreased by $90 million, or seven percent, from $1,239 million in 2017 to $1,149 million in 2018. The decrease was due to a decrease of 72,000 ounces in gold sold in 2018, which resulted in a decrease in gold income of $91 million. Gold production primarily decreased at AGA Mineração mainly due to development and infrastructure constraints, coupled with lower grades. The increase in the gold price received resulted in an increase in gold income of $8 million.

Cost of sales

Cost of sales decreased from $2,607 million in 2017 to $2,584 million in 2018, which represents a $23 million, or one percent, decrease. The decrease was primarily due to a $132 million, or 19 percent, decrease in total amortisation from $690 million in 2017 to $558 million in 2018.

In Continental Africa, cost of sales increased from $1,072 million in 2017 to $1,127 million in 2018, which represents a $55 million, or five percent, increase. The increase was mainly due to an increase in contractor costs, labour costs, fuel and power costs, service related costs, royalties, rehabilitation and other non-cash costs and inventory change. The increase was partially offset by a decrease in amortisation of tangible assets.

In Australia, cost of sales increased from $551 million in 2017 to $622 million in 2018, which represents a $71 million, or 13 percent, increase. The increase was mainly due to an increase in contractor costs, service related costs and amortisation of tangible assets. The increase was partially offset by the weakening of the Australian dollar against the US dollar.

In the Americas, cost of sales decreased from $987 million in 2017 to $838 million in 2018, which represents a $149 million, or 15 percent, decrease. The decrease was mainly due to the weakening of the local currencies, the Argentinian peso by 70 percent and the Brazilian real by 15 percent, against the US dollar.

Total cash costs

Total cash costs increased from $1,881 million in 2017 to $1,996 million in 2018, which represents a $115 million, or six percent, increase. The increase was primarily due to an increase in cash operating costs and royalties, partially offset by weaker local currencies against the US dollar. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs), royalties and other cash costs.

Cash operating costs increased from $1,756 million in 2017 to $1,850 million in 2018, which represents a $94 million, or five percent, increase. The increase was primarily due to inflationary increases, partially offset by weaker local currencies against the US dollar. Cash operating costs includes salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs.

Royalties, which are generally calculated as a percentage of revenue, increased from $111 million in 2017 to $133 million in 2018, which represents a $22 million, or 20 percent, increase, primarily due to an increase in the spot gold prices and an increase in production at Geita.

Retrenchment costs

Retrenchment costs included in cost of sales decreased from $6 million in 2017 to $4 million in 2018, which represents a $2 million, or 33 percent, decrease. The decrease was mainly due to lower retrenchment costs in Brazil.

Rehabilitation and other non-cash costs

Rehabilitation and other non-cash costs increased from $16 million in 2017 to $17 million in 2018, which represents a $1 million increase. This increase was primarily due to a change in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design facilities and methodology following requests from environmental regulatory authorities compared to 2017.

Amortisation of tangible, and intangible assets

Amortisation of tangible and intangible assets expense decreased from $690 million in 2017 to $558 million in 2018, which represents a $132 million, or 19 percent, decrease. Amortisation of tangible assets decreased by $132 million, or 19 percent, from $685 million in 2017 to $553 million in 2018, largely due to the depletion of open pit ore at Geita, lower production at Siguiri, lower production at Cerro Vanguardia and lower production and capital spend at Córrego do Sítio and Serra Grande. The decrease was partially offset by an increase in amortisation at Sunrise Dam and Tropicana in Australia due to higher production.

Inventory change

Inventory decreased from $14 million in 2017 to $9 million in 2018, which represents a $5 million, or 36 percent, decrease.

Other expenses

Other expenses decreased from $150 million in 2017 to $79 million in 2018, which represents a $71 million, or 47 percent, decrease. The decrease was mainly due to the provision for the settlement of the silicosis class action of $63 million not repeated in 2018.

Finance costs and unwinding of obligations

Finance costs decreased by $1 million, or one percent, to $140 million in 2018, compared to $141 million in 2017. Unwinding of obligations of $28 million was recorded in 2018 compared with $16 million in 2017.

Share of associates and joint ventures' profit

Share of associates and joint ventures' profit increased by $100 million to a profit of $122 million in 2018, compared to a profit of $22 million in 2017, mainly as a result of an increase in equity earnings after taxation of $86 million (mainly at Kibali) and an increase in net impairment reversals from $15 million in 2017 to $29 million in 2018.

Taxation

A taxation expense of $212 million was recorded in 2018, compared to an expense of $163 million in 2017, which represents a $49 million, or 30 percent, increase. Charges for current tax in 2018 amounted to $242 million, compared to $176 million in 2017, which represents a $66 million, or 38 percent, increase. The increase in current tax is mainly due to higher earnings in Ghana and Argentina in 2018 compared to credits received for changes to tax legislation enacted in North America during December 2017. Charges for deferred tax in 2018 amounted to a net deferred tax benefit of $30 million, compared to a net deferred tax benefit of $13 million in 2017 , which represents a $17 million, or 131 percent, increase. The increase in the deferred taxation benefit mainly relates to lower withholding tax in Tanzania and a taxation holiday agreement from 2018 in Guinea.

Discontinued operations

A loss from discontinued operations of $83 million was recorded in 2018, compared to a loss of $336 million in 2017, which represents a $253 million decrease. The South African operations have been accounted for as discontinued operations. Refer to “Item 18: Financial Statements-Note 9-Discontinued operations and assets and liabilities held for sale” for further details.

Comparison of capital expenditure in 2019, 2018 and 2017

The following table presents capital expenditure data from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2019:

Capital expenditure data for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2019	2018	2017
Capital expenditure	754	645	798
- Consolidated entities	703	576	675
- Equity accounted joint ventures	51	69	123

Total capital expenditure was $754 million in 2019, compared to $645 million in 2018. This represents a $109 million, or 17 percent, increase from 2018. This increase is due to increased capital expenditure on growth related projects ($166 million) partially offset by decreased expenditure on existing operations ($38 million). Capital expenditure increased by $198 million at Obuasi, in Ghana, due to significant project ramp up in 2019 compared to 2018 in the areas of mining fleet acquisition and underground mining development related costs, processing plant refurbishment and upgrade, surface and underground infrastructure, project team and owner cost and pre-production capital. Capital expenditure increased by $30 million at Tropicana, in Australia, due to pre-stripping expenditure at Tropicana's Boston Shaker 4 due to a shift in mining activity. Capital expenditure increased by $29 million at Quebradona, in Colombia, due to feasibility study costs of the project. Capital expenditure increased by $16 million at Geita, in Tanzania, due to an increase in ore reserve development capital, underground infrastructure development, and higher other sustaining capital as underground activities ramp up. The increase in capital expenditure was partially offset by decreased expenditure at Siguiri, in Guinea by $74 million due to the completion and commissioning of the CIL combination plant in early 2019. Capital expenditure decreased at Sunrise Dam, in Australia, by $36 million due to decreased ore reserve development and sustaining capital due to the completion of large projects. Capital expenditure decreased at Iduapriem, in Ghana, by $27 million due to lower pre-stripping costs partially offset by stay in business capital. Capital expenditure decreased at Kibali, in the DRC, by $13 million due to the completion of capital projects in 2018.

Total capital expenditure was $645 million in 2018, compared to $798 million in 2017. This represents a $153 million, or 19 percent, decrease from 2017. This decrease is due to decreased capital expenditure on existing operations ($138 million) partially offset by increased expenditure on growth related projects ($38 million). Capital expenditure decreased at Geita, in Tanzania, by $96 million due to lower ore reserve development capital, less expenditure on the new power plant in 2018 and less deferred stripping expenditure in 2018. Capital expenditure decreased at Kibali, in the DRC, by $46 million due to the hydro-power plant commissioned in 2017, lower deferred stripping and ore reserve development capital and the underground plant commissioned in 2017. Capital expenditure decreased at AGA Mineração, in Brazil, due to the impact of the weaker exchange rate of the Brazilian real against the US dollar, review of the business strategy with reduction in investments, optimising cash flow, less spend on assets to maintain operations, less mine development and stripping. Capital expenditure decreased at Cerro Vanguardia, in Argentina by $20 million due to the impact of a 70 percent weaker exchange rate of the Argentinian peso against the US dollar and lower development costs due to reduction of workforce. Capital expenditure decreased at Tropicana, in Australia, by $15 million due to decreased deferred waste and pre-stripping of $27 million and other sustaining capital expenditure of $10 million partially offset by $22 million spend on the Ball Mill Infrastructure. The decrease in capital expenditure was partially offset by increased expenditure of $48 million at Obuasi, in Ghana, due to lack of spending in 2017 as there was no budget. Capital expenditure increased at Siguiri, in Guinea, by $14 million due to additional expenditure on the CIL combination plant project.

Comparison of operating performance on a segment basis for 2019, 2018 and 2017

The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2019		2018		2017
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
Continental Africa	2,203	55	1,983	52	1,895	44
Australia	851	21	780	20	709	16
Americas	1,000	25	1,021	27	1,104	25
	4,054		3,784		3,708
Less : Associates and equity accounted joint ventures included above	(615)	(15)	(581)	(15)	(453)	(10)
Continuing operations	3,439		3,203		3,255
Discontinued operations	554	14	602	16	1,101	25
	3,993	100	3,805	100	4,356	100

Assets

(in millions)	Year ended 31 December
	2019		2018		2017
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
South Africa	697	10	1,106	17	1,734	24
Continental Africa	3,514	51	3,135	47	3,153	44
Australia	972	14	888	13	929	13
Americas	1,427	21	1,286	19	1,258	17
Other, including non-gold producing subsidiaries	253	4	228	4	145	2
Total assets	6,863	100	6,643	100	7,219	100

At 31 December 2019, ten percent of AngloGold Ashanti’s total assets were located in South Africa compared with 17 percent at the end of 2018. The remaining operations collectively accounted for approximately 90 percent of AngloGold Ashanti’s total assets at 31 December 2019 compared to 83 percent at the end of the same period in 2017.

At 31 December 2018, 17 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 24 percent at the end of 2017. The remaining operations collectively accounted for approximately 83 percent of AngloGold Ashanti’s total assets at 31 December 2018 compared to 76 percent at the end of the same period in 2017.

Non-GAAP analysis

All-in sustaining costs and all-in costs

During June 2013, the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides in this annual report on Form 20-F, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is a non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the dollar value of this cost metric by the ounces of gold sold. “All-in costs” is a non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the dollar value of this cost metric by the ounces of gold sold.

Total cash costs net of by-product revenue

“Total cash costs net of by-product revenue” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

"Total cash costs net of by-product revenue" as calculated and reported by AngloGold Ashanti include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and other costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

“All-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” should not be considered by investors in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the company’s performance. While the WGC has published guidance on how to define “all-in sustaining costs” and “all-in costs” and the Gold Institute has provided definitions for the calculation of “total cash costs per ounce”, the calculation of these metrics may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.

However, AngloGold Ashanti believes that “all-in sustaining costs”, “all-in costs” and “total cash costs net of by-product revenue” in total by mine and per ounce by mine, are useful indicators to investors and management as they provide:

•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Reconciliations

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, "all-in costs", "all-in costs per ounce", “total cash costs net of by-product revenue” and "total cash costs per ounce" for each of the three years in the period ended 31 December 2019 is presented on a total and segment basis in the tables below. In addition, the company has provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

The following table presents selected total operating data from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2019:

Operating data for AngloGold Ashanti operations - Total	Year ended 31 December
(continuing operations)	2019	2018	2017
Cost of sales (million US dollars) - Subsidiaries	2,626	2,584	2,607
Cost of sales (million US dollars) - Joint Ventures	428	480	441
All-in sustaining costs per ounce ($/oz) - Subsidiaries(1)	1,017	970	975
All-in sustaining costs per ounce ($/oz) - Joint Ventures(1)	767	820	1,087
All-in costs per ounce ($/oz) - Subsidiaries(1)	1,218	1,075	1,062
All-in costs per ounce ($/oz) - Joint Ventures(1)	785	846	1,186
Total cash costs per ounce ($/oz) - Subsidiaries(1)	763	743	683
Total cash costs per ounce ($/oz) - Joint Ventures(1)	657	680	819

(1)
“All-in sustaining costs per ounce $/oz”, "all-in costs per ounce $/oz” and “total cash costs per ounce $/oz" are non-GAAP measures. For a detailed reconciliation of "all-in sustaining costs per ounce", "all-in costs per ounce" and "total cash costs per ounce" for the company’s total operations for each of the three years in the period ended 31 December 2019, refer to the relevant “AngloGold Ashanti operations - Total” tables below.

Comparison of operating performance on a segment basis in 2019 with 2018

Cost of sales

In Continental Africa - Subsidiaries, cost of sales increased by $46 million, or four percent, to $1,173 million in 2019 from $1,127 million in 2018. The increase was mainly due to increases in total amortisation, inventory change, rehabilitation and other non-cash costs. In Tanzania, at Geita, cost of sales decreased by $41 million, or seven percent, to $571 million in 2019 from $612 million in 2018. In Ghana, at Iduapriem, cost of sales increased by $55 million, or 24 percent, to $288 million in 2019 from $233 million in 2018. In Guinea, at Siguiri, cost of sales increased by $29 million, or ten percent, to $315 million in 2019 from $286 million in 2018.

In Continental Africa - Joint Ventures, cost of sales decreased by $52 million, or 11 percent, to $428 million in 2019 from $480 million in 2018. The decrease was mainly due to favourable inventory movements, lower amortisation and lower fuel expense. In Mali, at Morila, cost of sales decreased by $6 million, or 14 percent, to $36 million in 2019 from $42 million in 2018. At Sadiola, cost of sales decreased by $11 million, or 17 percent, to $54 million in 2019 from $65 million in 2018. In the DRC, at Kibali, cost of sales decreased by $35 million, or nine percent, to $338 million in 2019 from $373 million in 2018.

In the Americas, cost of sales decreased by $16 million, or two percent, to $822 million in 2019 from $838 million in 2018. The decrease was mainly due to the weakening of the local currencies, the Argentinian peso by 72 percent and the Brazilian real by eight percent, against the US dollar. In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, cost of sales increased by $35 million, or nine percent, to $417 million in 2019 from $382 million in 2018. At Serra Grande, cost of sales increased by $1 million, or one percent, to $130 million in 2019 from $129 million in 2018. In Argentina, at Cerro Vanguardia, cost of sales decreased by $51 million, or 16 percent, to $274 million in 2019 from $325 million in 2018.

In Australia, cost of sales increased by $10 million, or two percent, to $632 million in 2019 from $622 million in 2018. The increase was mainly due to an increase in amortisation and inventory change. The increase was partially offset by a decrease in service-related costs and the weakening of the Australian dollar against the US dollar. At Sunrise Dam, cost of sales increased by $8 million, or three percent, to $318 million in 2019 from $310 million in 2018. At Tropicana, cost of sales increased by $4 million, or one percent, to $297 million in 2019 from $293 million in 2018.

Overall the subsidiaries’ cost of sales increased from $2,584 million in 2018 to $2,626 million in 2019, which represents a $42 million, or two percent increase. The increase was primarily due to a $36 million increase in rehabilitation and other non-cash costs as a result of changes to cash flows, inflation rates and discount rates.

All-in sustaining costs per ounce

In Continental Africa - Subsidiaries, all-in sustaining costs increased by $6 per ounce, or one percent, to $947 per ounce in 2019 from $941 per ounce in 2018. This increase was mainly due to an increase in cost of sales at Geita. The increase was partially offset by the decreased spending in sustaining capital expenditure at Iduapriem and an increase of 30,000 ounces in gold sold (excluding pre-production ounces).

In Continental Africa - Joint Ventures, all-in sustaining costs decreased by $53 per ounce, or six percent, to $767 per ounce in 2019 from $820 per ounce in 2018. This decrease was mainly due to a decrease in cost of sales and a decrease in sustaining capital expenditure at Kibali. This decrease was partially offset by a decrease in total amortisation and a decrease of 17,000 ounces in gold sold.

In the Americas, all-in sustaining costs increased by $177 per ounce, or 21 percent, to $1,032 per ounce in 2019 from $855 per ounce in 2018. This increase was mainly due to a decrease of 83,000 ounces in gold sold (excluding pre-production ounces) and a decrease of total amortisation at Cerro Vanguardia and Serra Grande. The increase was partially offset by a decrease in cost of sales and an overall decrease of spending in sustaining capital expenditure.

In Australia, all-in sustaining costs decreased by $48 per ounce, or five percent, to $990 per ounce in 2019 from $1,038 per ounce in 2018. This decrease was mainly due to an increase in total amortisation at Sunrise Dam and Tropicana and a decrease in spending in sustaining capital expenditure at Sunrise Dam and Tropicana. The decrease was partially offset by an increase in cost of sales.

All-in costs per ounce

In Continental Africa - Subsidiaries, all-in costs increased by $138 per ounce, or 13 percent, to $1,237 per ounce in 2019 from $1,099 per ounce in 2018. This increase was mainly due to an increase in all-in sustaining costs and an increase in non-sustaining project capital expenditure at Obuasi partially offset by the 30,000-ounce increase in gold sold (excluding pre-production ounces).

In Continental Africa - Joint Ventures, all-in costs decreased by $61 per ounce, or seven percent, to $785 per ounce in 2019 from $846 per ounce in 2018. This decrease was mainly due to a decrease in all-in sustaining costs, a 17,000-ounce increase in gold sold and a decrease in major project spending at Kibali.

In the Americas, all-in costs increased by $251 per ounce, or 27 percent, to $1,183 per ounce in 2019 from $932 per ounce in 2018. This increase was mainly due to an increase in all-in sustaining costs, an increase in non-sustaining exploration and study costs and the 83,000-ounce decrease in gold sold (excluding pre-production ounces).

In Australia, all-in costs increased by $2 per ounce to $1,072 per ounce in 2019 from $1,070 per ounce in 2018 mainly due to an increase in major project spending at Tropicana, an increase in non-sustaining exploration and study costs at Sunrise Dam and Tropicana and a 1,000-ounce decrease in gold sold. The increase was partially offset by a decrease in all-in sustaining costs.

Total cash costs per ounce

The currencies of Argentina, Australia and Brazil were, on average, weaker against the US dollar during 2019 as compared to 2018 which positively impacted total cash costs per ounce for 2019.

In Continental Africa - Subsidiaries, total cash costs per ounce decreased by $12, or one percent, to $801 per ounce in 2019 from $813 per ounce in 2018. The decrease was mainly due to a 31,000-ounce increase in production (excluding pre-production ounces). The decrease was partially offset by an increase in total cash costs.

In Tanzania, at Geita, total cash costs per ounce decreased by $109, or 14 percent, to $695 per ounce in 2019 from $804 per ounce in 2018. The decrease was mainly due to the decrease in total cash costs and a 40,000-ounce increase in production (excluding pre-production ounces).

In Ghana, at Iduapriem, total cash costs per ounce increased by $11, or one percent, to $815 per ounce in 2019 compared to $804 per ounce in 2018 mainly due to an increase in total cash costs. The increase was partially offset by a 21,000-ounce increase in production.

In Guinea, at Siguiri, total cash costs per ounce increased by $247, or 29 percent, to $1,091 per ounce in 2019 from $844 per ounce in 2018 mainly due to a 29,000-ounce decrease in production and an increase in total cash costs.

In Continental Africa - Joint Ventures, total cash costs per ounce decreased by $23, or three percent, to $657 per ounce in 2019 from $680 per ounce in 2018. The decrease was mainly due to a decrease in total cash costs. The decrease was partially offset by a 7,000-ounce decrease in production.

In Mali, at Morila, total cash costs per ounce increased by $60, or five percent, to $1,205 per ounce in 2019 from $1,145 per ounce in 2018. The increase was mainly due to a 3,000-ounce decrease in production. The increase was partially offset by a decrease in total cash costs. At Sadiola, total cash costs per ounce increased by $28, or three percent, from $938 per ounce in 2018 to $966 per ounce in 2019. The increase was mainly due to an 8,000-ounce decrease in production partially offset by a decrease in total cash costs.

In the DRC, at Kibali, total cash costs per ounce decreased by $28, or five percent, to $572 per ounce in 2019 from $600 per ounce in 2018. The decrease was mainly due to a 3,000-ounce increase in production and a decrease in total cash costs.

In the Americas, total cash costs per ounce increased by $112, or 18 percent, to $736 per ounce in 2019 from $624 per ounce in 2018. The increase was mainly due to a 66,000-ounce decrease in production and a decrease in by-product revenue. The increase was partially offset by a decrease in total cash costs.

In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs per ounce increased by $59, or eight percent, to $782 per ounce in 2019 from $723 per ounce in 2018 primarily due to an increase in total cash costs and a 2,000-ounce decrease in production (excluding pre-production ounces). At Serra Grande, total cash costs per ounce increased by $47, or seven percent, to $707 per ounce in 2019 from $660 per ounce in 2018 primarily due to an increase in total cash costs and 7,000-ounce decrease in production (excluding pre-production ounces).

In Argentina, at Cerro Vanguardia, total cash costs per ounce increased by $197, or 41 percent, to $673 per ounce in 2019 from $476 per ounce in 2018 primarily due to a 57,000-ounce decrease in production and a decrease in by-product revenue. The increase was partially offset by a decrease in total cash costs.

In Australia, total cash costs per ounce decreased by $32, or four percent, to $730 per ounce in 2019 from $762 per ounce in 2018 primarily due to a 11,000-ounce decrease in production and an increase in total cash costs.

At Sunrise Dam, total cash costs per ounce increased by $94, or ten percent, to $1,014 per ounce in 2019 compared to $920 per ounce in 2018 mainly due to a 35,000 ounce decrease in production and an increase in total cash costs.

At Tropicana, total cash costs per ounce decreased by $90, or 15 percent, to $504 per ounce in 2019 compared to $594 per ounce in 2018 mainly due to a 24,000-ounce increase in production. The decrease was partially offset by an increase in total cash costs.

Overall the subsidiaries’ total cash costs per ounce increased by $20, or three percent, to $763 per ounce in 2019 compared to $743 per ounce in 2018. The increase was mainly due to an increase in total cash costs and a 45,000-ounce decrease in production.

Comparison of operating performance on a segment basis in 2018 with 2017

Cost of sales

In Continental Africa - Subsidiaries, cost of sales increased by $56 million, or five percent, to $1,127 million in 2018 from $1,071 million in 2017. The increase was mainly due to inflation increases on cash operating costs and higher royalty expense, partially offset by a decrease in amortisation costs. In Tanzania, at Geita, cost of sales increased by $92 million, or 18 percent, to $612 million in 2018 from $520 million in 2017. In Ghana, at Iduapriem, cost of sales increased by $23 million, or 11 percent, to $233 million in 2018 from $210 million in 2017. In Guinea, at Siguiri, cost of sales decreased by $58 million, or 17 percent, to $286 million in 2018 from $344 million in 2017.

In Continental Africa - Joint Ventures, cost of sales increased by $39 million, or nine percent, to $480 million in 2018 from $441 million in 2017. The increase was mainly due to higher levels of production and inflation increases on cash operating costs and higher royalty expense. In Mali, at Morila, cost of sales increased by $8 million, or 24 percent, to $42 million in 2018 from $34 million in 2017. At Sadiola, cost of sales decreased by $2 million, or three percent, to $65 million in 2018 from $67 million in 2017. In the DRC, at Kibali, cost of sales increased by $33 million, or ten percent, to $373 million in 2018 from $340 million in 2017.

In the Americas, cost of sales decreased by $149 million, or 15 percent, to $838 million in 2018 from $987 million in 2017. The decrease was mainly due to the weakening of the local currencies, the Argentinian peso by 70 percent and the Brazilian real by 15 percent, against the US dollar. In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, cost of sales decreased by $65 million, or 15 percent, to $382 million in 2018 from $447 million in 2017. At Serra Grande, cost of sales decreased by $24 million, or 16 percent, to $129 million in 2018 from $153 million in 2017. In Argentina, at Cerro Vanguardia, cost of sales decreased by $60 million, or 16 percent, to $325 million in 2018 from $385 million in 2017.

In Australia, cost of sales increased by $71 million, or 13 percent, to $622 million in 2018 from $551 million in 2017. The increase was mainly due to an increase in contractor costs, service related costs and amortisation of tangible assets. The increase was partially offset by the weakening of the Australian dollar against the US dollar. At Sunrise Dam, cost of sales increased by $50 million, or 19 percent, to $310 million in 2018 from $260 million in 2017. At Tropicana, cost of sales increased by $17 million, or six percent, to $293 million in 2018 from $276 million in 2017.

Overall the subsidiaries’ cost of sales decreased by $23 million, or one percent, to $2,584 million in 2018 from $2,607 million in 2017. The decrease was mainly due to lower amortisation expense partially offset by inflation increases on cash operating costs and higher royalty expense.

All-in sustaining costs per ounce

In Continental Africa - Subsidiaries, all-in sustaining costs increased by $32 per ounce, or four percent, to $941 per ounce in 2018 from $909 per ounce in 2017. This increase was mainly due to an increase in cost of sales, a decrease in amortisation of tangible and intangible assets at Geita and Siguiri and a 24,000-ounce decrease in gold sold (excluding pre-production ounces). The increase was partially offset by the decreased spending in sustaining capital expenditure at Geita.

In Continental Africa - Joint Ventures, all-in sustaining costs decreased by $267 per ounce, or 25 percent, to $820 per ounce in 2018 from $1,087 per ounce in 2017. This decrease was mainly due to a 97,000-ounce increase in gold sold and a decrease in sustaining capital expenditure at Kibali. This decrease was partially offset by an increase in cost of sales.

In the Americas, all-in sustaining costs decreased by $88 per ounce, or nine percent, to $855 per ounce in 2018 from $943 per ounce in 2017. This decrease was mainly due to a decrease in costs of sales partially offset by a decrease of 71,000 ounces in gold sold in 2018 (excluding pre-production ounces).

In Australia, all-in sustaining costs decreased by $24 per ounce, or two percent, to $1,038 per ounce in 2018 from $1,062 per ounce in 2017. This decrease was mainly due to an increase of 53,000 ounces in gold sold in 2018 and an increase in amortisation of tangible and intangible assets partially offset by an increase in cost of sales.

All-in costs per ounce

In Continental Africa - Subsidiaries, all-in costs increased by $80 per ounce, or eight percent, to $1,099 per ounce in 2018 from $1,019 per ounce in 2017. This increase was mainly due to an increase in all-in sustaining costs and an increase in non-sustaining project capital expenditure at Siguiri and Obuasi partially offset by a 24,000-ounce increase in gold sold (excluding pre-production ounces).

In Continental Africa - Joint Ventures, all-in costs decreased by $340 per ounce, or 29 percent, to $846 per ounce in 2018 from $1,186 per ounce in 2017. This decrease was mainly due to a decrease in all-in sustaining costs, a 97,000-ounce increase in gold sold and a decrease in major project spending at Kibali as projects were completed and commissioned.

In the Americas, all-in costs decreased by $86 per ounce, or eight percent, to $932 per ounce in 2018 from $1,018 per ounce in 2017. This decrease was mainly due to a decrease in all-in sustaining costs partially offset by a 71,000-ounce decrease in gold sold (excluding pre-production ounces).

In Australia, all-in costs decreased by $10 per ounce, or one percent, to $1,070 per ounce in 2018 from $1,080 per ounce in 2017 mainly due to an increase of 53,000 ounces in gold sold partially offset by an increase in all-in sustaining costs.

Total cash costs per ounce

The currencies of Argentina, Australia and Brazil were, on average, weaker against the US dollar during 2018 as compared to 2017 which positively impacted total cash costs per ounce for 2018.

In Continental Africa - Subsidiaries, total cash costs per ounce increased by $125, or 18 percent, to $813 per ounce in 2018 from $688 per ounce in 2017. The increase was mainly due to an increase in cost of sales and a 34,000-ounce decrease in production (excluding pre-production ounces).

In Tanzania, at Geita, total cash costs per ounce increased by $196, or 32 percent, to $804 per ounce in 2018 from $608 per ounce in 2017. The increase was mainly due an increase in cost of sales partially offset by a 25,000-ounce increase in production (excluding pre-production ounces).

In Ghana, at Iduapriem, total cash costs per ounce decreased by $19, or two percent, to $804 per ounce in 2018 compared to $823 per ounce in 2017 mainly due to a 26,000-ounce increase in production. The decrease was partially offset by an increase in cost of sales.

In Guinea, at Siguiri, total cash costs per ounce increased by $119, or 16 percent, to $844 per ounce in 2018 from $725 per ounce in 2017 mainly due to a 81,000-ounce decrease in production partially offset by a decrease in cost of sales.

In Continental Africa - Joint Ventures, total cash costs per ounce decreased by $139, or 17 percent, to $680 per ounce in 2018 from $819 per ounce in 2017. The decrease was mainly due to a 92,000-ounce increase in production partially offset by an increase in cost of sales.

In Mali, at Morila, total cash costs per ounce increased by $171, or 18 percent, to $1,145 per ounce in 2018 from $974 per ounce in 2017. The increase was mainly due to an increase in cost of sales partially offset by a 2,000-ounce increase in production. At Sadiola, total cash costs per ounce increased by $38, or four percent, from $900 per ounce in 2017 to $938 per ounce in 2018. The increase was mainly due to a 4,000-ounce decrease in production partially offset by a decrease in cost of sales.

In the DRC, at Kibali, total cash costs per ounce decreased by $184, or 23 percent, to $600 per ounce in 2018 from $784 per ounce in 2017. The decrease was mainly due to a 95,000-ounce increase in production partially offset by an increase in cost of sales.

In the Americas, total cash costs per ounce decreased by $14, or two percent, to $624 per ounce in 2018 from $638 per ounce in 2017. The decrease was mainly due to a decrease in cost of sales. The decrease was partially offset by a 64,000-ounce decrease in production (excluding pre-production ounces) and a decrease in amortisation of tangible assets.

In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs per ounce increased by $52, or eight percent, to $723 per ounce in 2018 from $671 per ounce in 2017 primarily due to a decrease in amortisation of tangible assets. The increase was partially offset by a decrease in cost of sales and a 60,000-ounce increase in production (excluding pre-production ounces). At Serra Grande, total cash costs per ounce decreased by $104, or 14 percent, to $660 per ounce in 2018 from $764 per ounce in 2017 primarily due to a decrease in cost of sales. The decrease was partially offset by a 3,000-ounce decrease in production (excluding pre-production ounces).

In Argentina, at Cerro Vanguardia, total cash costs per ounce decreased by $46, or nine percent, to $476 per ounce in 2018 from $522 per ounce in 2017 primarily due to a decrease in cost of sales. The decrease was partially offset by a 1,000-ounce decrease in production and a decrease in amortisation of tangible assets.

In Australia, total cash costs per ounce increased by $19, or three percent, to $762 per ounce in 2018 from $743 per ounce in 2017 primarily due to an increase in cost of sales. The increase was partially offset by a 66,000-ounce increase in production.

At Sunrise Dam, total cash costs per ounce increased by $1, or 0.1 percent, to $920 per ounce in 2018 compared to $919 per ounce in 2017 mainly due to an increase in cost of sales. The increase was partially offset by a 51,000-ounce increase in production.

At Tropicana, total cash costs per ounce increased by $30, or five percent, to $594 per ounce in 2018 compared to $564 per ounce in 2017 mainly due to an increase in cost of sales. The increase was partially offset by a 14,000-ounce increase in production.

Overall the subsidiaries’ total cash costs per ounce increased by $60, or nine percent, to $743 per ounce in 2018 compared to $683 per ounce in 2017. The increase was mainly due to a 32,000-ounce decrease in production and a decrease in total amortisation partially offset by a decrease in cost of sales.

For the year ended 31 December 2019
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	(1)
By-product revenue	—
Amortisation of tangible and intangible assets	(3)
Adjusted for decommissioning and inventory amortisation	(1)
Lease payment sustaining	5
Corporate administration and marketing related to current operations	82
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	1
Total sustaining capital expenditure	—
Amortisation relating to inventory	—
Realised other commodity contracts	—
All-in sustaining costs	83
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82
All-in sustaining costs	83
Non-sustaining project capital expenditure	—
Lease payment non sustaining	—
Technology improvements	—
Non-sustaining exploration and study costs	(1)
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	7
Other provisions	2
All-in costs	91
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	90
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion (excluding pre-production ounces).

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

(4)	Corporate includes non-gold producing subsidiaries.

(5)	Refer to “Item 18: Financial Statements - Note 2 - Segmental Information”.

Rounding of figures may result in computational differences.

For the year ended 31 December 2019
Corporate and other
(in $ millions, except as otherwise noted)

Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	(1)
By-product revenue	—
Inventory change	4
Amortisation of intangible assets	—
Amortisation of tangible and intangible assets	(3)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	1
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	1
Gold produced – oz (000)(2)	—
Total cash costs per unit – $/oz(3)	—

For the year ended 31 December 2019
Operations in Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Continental Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	338	36	54	428	288	—	315	571	(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—	—	(1)	—	(2)
Amortisation of tangible and intangible assets	(130)	(3)	(4)	(137)	(58)	—	(38)	(133)	(1)	(230)
Adjusted for decommissioning and inventory amortisation	1	1	—	2	1	—	—	3	1	4
Lease payment sustaining	—	—	—	—	—	—	—	19	—	19
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	3	—	3	6	(1)	12
Total sustaining capital expenditure	46	—	—	46	16	—	15	75	—	107
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(44)	—	—	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	254	34	50	338	249	—	251	540	(1)	1,039
All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Non-sustaining project capital expenditure	5	—	—	5	—	246	6	—	—	252
Lease payment non sustaining	—	—	—	—	—	—	—	1	—	1
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	5	—	—	4	1	—	4	4	1	10
Care and maintenance costs	—	—	—	—	—	48	—	—	(1)	47
Corporate and social responsibility costs not related to current operations	1	—	—	—	2	—	9	—	—	11
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	265	34	49	347	252	294	314	545	(1)	1,404
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(47)	—	—	(47)
All-in costs adjusted for non-controlling interests and non-gold producing companies	265	34	49	347	252	294	267	545	(1)	1,357
Gold sold – oz (000)(2)	362	28	52	442	280	—	213	604	—	1,096
All-in sustaining cost per unit – $/oz(3)	704	1,237	956	767	890	—	1,176	894	—	947
All-in cost per unit – $/oz(3)	734	1,237	930	785	900	—	1,252	903	—	1,237

For the year ended 31 December 2019
Operations in Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana			Guinea		Tanzania		Continental Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi		Siguiri		Geita
Total cash costs
Cost of sales per segmental information(5)	338	36	54	428	288	—		315		571		(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—		—		(1)		—	(2)
Inventory change	4	(1)	—	3	(5)	—		1		(9)		1	(12)
Amortisation of intangible assets	—	—	—	—	—	—		—		—		—	—
Amortisation of tangible and intangible assets	(130)	(3)	(4)	(137)	(58)	—		(38)		(133)		(1)	(230)
Rehabilitation and other non-cash costs	(1)	1	—	(1)	—	—		(5)		(8)		(2)	(14)
Retrenchment costs	—	—	—	—	—	—		—		—		—	—
Total cash costs net of by-product revenue	210	33	50	292	224	—		273		420		(2)	915
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—		(41)		—		—	(41)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	210	33	50	292	224	—		232		420		(2)	874
Gold produced - oz (000) (2)	366	27	51	445	275	—	—	213	—	604	—	—	1,091
Total cash costs per unit - $/oz(3)	572	1,205	966	657	815	—		1,091		695		—	801

For the year ended 31 December 2019
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	318	297	17	632	274	417	130	1	822
By-product revenue	—	(2)	—	(3)	(61)	(20)	—	(1)	(81)
Amortisation of tangible and intangible assets	(56)	(111)	(7)	(173)	(40)	(103)	(34)	—	(177)
Adjusted for decommissioning and inventory amortisation	2	—	—	2	(3)	(3)	—	2	(5)
Lease payment sustaining	8	4	8	20	—	7	—	—	7
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	4	—	—	4	1	8	5	—	14
Total sustaining capital expenditure	43	83	—	126	33	91	34	—	157
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
All-in sustaining costs	319	271	18	609	204	397	136	2	737
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	319	271	18	609	189	397	136	2	722
All-in sustaining costs	319	271	18	609	204	397	136	2	737
Non-sustaining project capital expenditure	—	23	—	23	—	—	—	38	38
Lease payment non sustaining	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	5	4	18	27	1	3	1	44	49
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	17	3	—	20
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	324	298	36	659	205	418	140	83	844
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	324	298	36	659	190	418	140	83	829
Gold sold – oz (000)(2)	256	358	—	614	219	358	122	—	700
All-in sustaining cost per unit – $/oz(3)	1,246	757	—	990	859	1,107	1,105	—	1,032
All-in cost per unit – $/oz(3)	1,266	830	—	1,072	863	1,164	1,141	—	1,183

For the year ended 31 December 2019
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	318	297	17	632	274	417	131	1	822
By-product revenue	—	(3)	—	(3)	(61)	(20)	—	(1)	(81)
Inventory change	(1)	(1)	—	(2)	3	(1)	—	—	2
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(56)	(111)	(7)	(173)	(40)	(103)	(34)	—	(177)
Rehabilitation and other non-cash costs	(3)	(1)	(1)	(5)	(11)	(12)	(10)	—	(33)
Retrenchment costs	—	—	—	(1)	(1)	(2)	—	(1)	(3)
Total cash costs net of by-product revenue	258	181	9	448	164	279	87	(2)	530
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(12)	—	—	—	(12)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	258	181	9	448	152	279	87	(2)	518
Gold produced – oz (000) (2)	254	360	—	614	225	362	123	—	710
Total cash costs per unit – $/oz(3)	1,014	504	—	730	673	782	707	—	736

For the year ended 31 December 2019
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	428	2,626
By-product revenue	(1)	(86)
Amortisation of tangible and intangible assets	(137)	(583)
Adjusted for decommissioning and inventory amortisation	2	1
Lease payment sustaining	—	51
Corporate administration and marketing related to current operations	—	82
Inventory write-down to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	31
Total sustaining capital expenditure	46	390
Amortisation relating to inventory	—	—
Realised other commodity contracts	—	—
All-in sustaining costs	338	2,512
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(60)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	338	2,452
All-in sustaining costs	338	2,512
Non-sustaining project capital expenditure	5	313
Lease payment non sustaining	—	1
Technology improvements	—	—
Non-sustaining exploration and study costs	4	85
Care and maintenance costs	—	47
Corporate and social responsibility costs not related to current operations	—	38
Other provisions	—	2
All-in costs	347	2,998
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	347	2,936
Gold sold – oz (000)(2)	442	2,410
All-in sustaining cost per unit – $/oz(3)	767	1,017
All-in cost per unit – $/oz(3)	785	1,218

For the year ended 31 December 2019
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(5)	428	2,626
By-product revenue	(1)	(86)
Inventory change	3	(5)
Amortisation of intangible assets	—	—
Amortisation of tangible and intangible assets	(137)	(583)
Rehabilitation and other non-cash costs	(1)	(53)
Retrenchment costs	—	(4)
Total cash costs net of by-product revenue	292	1,895
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(53)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	292	1,841
Gold produced – oz (000)(2)	445	2,415
Total cash costs (adjusted) per unit – $/oz(3)	657	763

For the year ended 31 December 2018
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	(2)
By-product revenue	(1)
Amortisation of tangible and intangible assets	(3)
Adjusted for decommissioning and inventory amortisation	—
Lease payment sustaining	—
Corporate administration and marketing related to current operations	76
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	1
Total sustaining capital expenditure	3
Amortisation relating to inventory	—
Realised other commodity contracts	—
All-in sustaining costs	72
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	73
All-in sustaining costs	72
Non-sustaining project capital expenditure	(1)
Lease payment non sustaining	—
Technology improvements	—
Non-sustaining exploration and study costs	1
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	6
Other provisions	(1)
All-in costs	79
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	79
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion.

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

(4)	Corporate includes non-gold producing subsidiaries.

(5)	Refer to “Item 18: Financial Statements - Note 2 - Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2018
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
Total cash costs
Cost of sales per segmental information(5)	(2)
By-product revenue	(1)
Inventory change	(1)
Amortisation of intangible assets	(6)
Amortisation of tangible assets	3
Rehabilitation and other non-cash costs	—
Retrenchment costs	(1)
Total cash costs net of by-product revenue	(7)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	(1)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(7)
Gold produced – oz (000) (2)	—
Total cash costs per unit – $/oz(3)	—

For the year ended 31 December 2018
Operations in Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Continental Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	373	42	65	480	233	(6)	286	612	2	1,127
By-product revenue	(1)	—	—	(1)	—	—	—	(2)	—	(2)
Amortisation of tangible and intangible assets	(149)	(7)	(9)	(165)	(29)	—	(38)	(144)	(3)	(214)
Adjusted for decommissioning and inventory amortisation	1	3	—	4	—	—	2	2	—	4
Lease payment sustaining	—	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	7	8	—	16
Total sustaining capital expenditure	54	2	—	56	43	—	11	59	—	113
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	278	40	56	374	248	(6)	267	535	—	1,044
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(40)	—	—	(40)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	278	40	56	374	248	(6)	227	535	—	1,004
All-in sustaining costs	278	40	56	374	248	(6)	267	535	—	1,044
Non-sustaining project capital expenditure	10	—	1	11	—	48	85	—	—	133
Lease payment non sustaining	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	1	10	—	—	11
Care and maintenance costs	—	—	—	—	—	39	—	—	—	39
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	289	40	57	386	248	82	362	535	—	1,227
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(54)	—	—	(54)
All-in costs adjusted for non-controlling interests and non-gold producing companies	289	40	57	386	248	82	308	535	—	1,173
Gold sold – oz (000)(2)	370	30	58	459	254	—	244	568	—	1,066
All-in sustaining cost per unit – $/oz(3)	752	1,321	990	820	977	—	930	940	—	941
All-in cost per unit – $/oz(3)	782	1,321	1,005	846	977	—	1,261	940	—	1,099

For the year ended 31 December 2018
Operations in Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Continental Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	373	42	65	480	233	(6)	286	612	2	1,127
By-product revenue	(1)	—	—	(1)	—	—	—	(2)	—	(2)
Inventory change	(3)	—	1	(2)	—	—	(3)	(2)	—	(5)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(149)	(7)	(9)	(165)	(29)	—	(38)	(144)	(3)	(214)
Rehabilitation and other non-cash costs	(1)	(1)	—	(2)	—	6	(5)	(10)	—	(8)
Retrenchment costs	—	—	(2)	(2)	—	—	—	—	—	—
Total cash costs net of by-product revenue	219	34	55	308	204	—	240	454	—	898
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(36)	—	—	(36)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	219	34	55	308	204	—	204	454	—	862
Gold produced - oz (000) (2)	363	30	59	452	254	—	242	564	—	1,060
Total cash costs per unit - $/oz(3)	600	1,145	938	680	804	—	844	804	—	813

For the year ended 31 December 2018
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	310	293	18	622	325	382	129	2	838
By-product revenue	—	(2)	—	(2)	(111)	(17)	—	—	(128)
Amortisation of tangible and intangible assets	(51)	(92)	(6)	(149)	(50)	(99)	(42)	—	(192)
Adjusted for decommissioning and inventory amortisation	1	1	—	2	(3)	(6)	(2)	(1)	(11)
Lease payment sustaining	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	7	5	—	12	2	4	4	—	10
Total sustaining capital expenditure	79	74	2	154	36	96	35	9	176
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	(5)	(5)
All-in sustaining costs	346	279	15	639	199	360	124	5	688
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	(9)	(24)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	346	279	15	639	184	360	124	(4)	664
All-in sustaining costs	346	279	15	639	199	360	124	5	688
Non-sustaining project capital expenditure	—	2	—	2	—	—	—	—	—
Lease payment non sustaining	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	18	18	—	2	—	34	36
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	2	12	3	(1)	16
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	346	281	32	659	201	374	127	38	740
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	346	281	33	659	186	374	127	38	725
Gold sold – oz (000)(2)	283	332	—	615	282	370	131	—	783
All-in sustaining cost per unit – $/oz(3)	1,223	843	—	1,038	652	973	945	—	855
All-in cost per unit – $/oz(3)	1,223	848	—	1,070	656	1,015	965	—	932

For the year ended 31 December 2018
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	310	293	19	622	325	382	129	2	838
By-product revenue	—	(2)	—	(2)	(111)	(17)	—	—	(128)
Inventory change	7	5	—	12	(7)	(6)	(3)	—	(16)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(51)	(92)	(6)	(149)	(50)	(99)	(42)	(1)	(192)
Rehabilitation and other non-cash costs	—	(5)	(1)	(6)	(10)	4	2	—	(4)
Retrenchment costs	—	—	—	—	(2)	(1)	—	—	(3)
Total cash costs net of by-product revenue	266	199	12	477	145	263	86	1	495
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(11)	—	—	—	(11)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	266	199	12	477	134	263	86	1	484
Gold produced – oz (000) (2)	289	336	—	625	282	364	130	—	776
Total cash costs per unit – $/oz(3)	920	594	—	762	476	723	660	—	624

For the year ended 31 December 2018
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	480	2,584
By-product revenue	(1)	(133)
Amortisation of tangible and intangible assets	(165)	(558)
Adjusted for decommissioning and inventory amortisation	4	(5)
Lease payment sustaining	—	—
Corporate administration and marketing related to current operations	—	76
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	38
Total sustaining capital expenditure	56	445
Amortisation relating to inventory	—	—
Realised other commodity contracts	—	(5)
All-in sustaining costs	374	2,443
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	374	2,379
All-in sustaining costs	374	2,443
Non-sustaining project capital expenditure	11	133
Lease payment non sustaining	—	—
Technology improvements	—	—
Non-sustaining exploration and study costs	1	65
Care and maintenance costs	—	39
Corporate and social responsibility costs not related to current operations	—	22
Other provisions	—	(1)
All-in costs	386	2,702
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(69)
All-in costs adjusted for non-controlling interests and non-gold producing companies	386	2,634
Gold sold – oz (000)(2)	459	2,463
All-in sustaining cost per unit – $/oz(3)	820	970
All-in cost per unit – $/oz(3)	846	1,075

For the year ended 31 December 2018
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(5)	480	2,584
By-product revenue	(1)	(133)
Inventory change	(2)	(9)
Amortisation of intangible assets	—	(5)
Amortisation of tangible assets	(165)	(553)
Rehabilitation and other non-cash costs	(2)	(17)
Retrenchment costs	(2)	(4)
Total cash costs net of by-product revenue	308	1,863
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(47)
Total cash costs net of by product revenue adjusted for non-controlling interests and non-gold producing companies	308	1,816
Gold produced – oz (000)(2)	452	2,460
Total cash costs (adjusted) per unit – $/oz(3)	680	743

For the year ended 31 December 2017
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	(2)
By-product revenue	—
Amortisation of tangible and intangible assets	(3)
Adjusted for decommissioning and inventory amortisation	(2)
Lease payment sustaining	—
Corporate administration and marketing related to current operations	64
Inventory writedown to net realisable value and other stockpile adjustments	1
Sustaining exploration and study costs	(12)
Total sustaining capital expenditure	2
Amortisation relating to inventory	—
Realised other commodity contracts	—
All-in sustaining costs	46
Adjusted for non-controlling interests and non -gold producing companies(1)	4
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	53
All-in sustaining costs	46
Non-sustaining project capital expenditure	—
Lease payment non sustaining	—
Technology improvements	—
Non-sustaining exploration and study costs	14
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	8
Other provisions	3
All-in costs	68
Adjusted for non-controlling interests and non -gold producing companies(1)	4
All-in costs adjusted for non-controlling interests and non-gold producing companies	73
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit – $/oz(3)	—
All-in cost per unit – $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

(2)	Attributable portion.

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

(4)	Corporate includes non-gold producing subsidiaries.

(5)	Refer to “Item 18: Financial Statements - Note 2 - Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2017
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
Total cash costs
Cost of sales per segmental information(5)	(2)
By-product revenue	—
Inventory change	1
Amortisation of intangible assets	(1)
Amortisation of tangible assets	(3)
Rehabilitation and other non-cash costs	1
Retrenchment costs	—
Total cash costs net of by-product revenue	(6)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	4
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(1)
Gold produced - oz (000) (2)	—
Total cash costs (adjusted) per unit – $/oz(3)	—

For the year ended 31 December 2017
Operations in Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Continental Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	340	34	67	441	210	(6)	344	520	3	1,071
By-product revenue	(1)	—	—	(1)	—	—	—	(1)	—	(2)
Amortisation of tangible and intangible assets	(120)	(6)	(10)	(136)	(28)	—	(57)	(197)	(3)	(285)
Adjusted for decommissioning and inventory amortisation	—	3	—	3	1	—	1	2	—	4
Lease payment sustaining	—	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	1	1	—	—	8	17	—	25
Total sustaining capital expenditure	77	2	6	85	51	—	15	156	1	223
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	296	33	64	393	234	(6)	311	497	2	1,037
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(47)	—	—	(47)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	296	33	64	393	234	(6)	264	497	2	990
All-in sustaining costs	296	33	64	393	234	(6)	311	497	2	1,037
Non-sustaining project capital expenditure	34	—	1	35	—	—	67	—	—	67
Lease payment non sustaining	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	1	—	—	—	1
Care and maintenance costs	—	—	—	—	—	62	—	—	—	62
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	331	33	65	429	234	57	378	497	2	1,167
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(57)	—	—	(57)
All-in costs adjusted for non-controlling interests and non-gold producing companies	331	33	65	429	234	57	321	497	2	1,110
Gold sold - oz (000)(2)	272	27	63	362	227	3	332	528	—	1,090
All-in sustaining cost per unit – $/oz(3)	1,090	1,218	1,019	1,087	1,033	—	796	941	—	909
All-in cost per unit – $/oz(3)	1,216	1,218	1,044	1,186	1,033	—	967	941	—	1,019

For the year ended 31 December 2017
Operations in Continental Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Continental Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	340	34	67	441	210	(6)	344	520	3	1,071
By-product revenue	(1)	—	—	(1)	—	—	—	(1)	—	(2)
Inventory change	(4)	—	1	(3)	—	—	(7)	13	1	6
Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(2)	(3)
Amortisation of tangible assets	(120)	(6)	(10)	(136)	(28)	—	(57)	(197)	(1)	(282)
Rehabilitation and other non-cash costs	(5)	(1)	—	(6)	6	7	(5)	(7)	2	2
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	210	27	58	295	187	—	275	328	4	793
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(41)	—	—	(41)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	210	27	58	295	187	—	234	328	4	752
Gold produced - oz (000) (2)	268	28	63	360	228	3	323	539	—	1,093
Total cash costs per unit - $/oz(3)	784	974	900	819	823	—	725	608	—	688

For the year ended 31 December 2017
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	260	276	15	551	385	447	153	3	987
By-product revenue	—	(2)	—	(2)	(117)	(18)	—	—	(135)
Amortisation of tangible and intangible assets	(34)	(89)	(7)	(130)	(83)	(140)	(50)	—	(273)
Adjusted for decommissioning and inventory amortisation	—	1	—	1	1	(1)	—	—	—
Lease payment sustaining	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	1	—	—	1
Inventory writedown to net realisable value and other stockpile adjustments	—	—	1	1	—	—	—	—	—
Sustaining exploration and study costs	2	7	5	14	3	8	6	7	24
Total sustaining capital expenditure	62	91	—	153	56	134	38	4	232
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
All-in sustaining costs	290	284	14	588	245	431	147	14	836
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(18)	—	—	(11)	(29)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	290	284	22	596	227	431	147	3	807
All-in sustaining costs	290	284	14	588	245	431	147	14	836
Non-sustaining project capital expenditure	—	—	—	—	—	2	—	—	2
Lease payment non sustaining	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	10	10	2	7	—	28	37
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	12	2	1	15
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	290	284	24	598	247	452	149	42	890
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(19)	—	—	(1)	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	290	284	32	606	228	452	149	42	871
Gold sold - oz (000)(2)	241	321	—	562	293	428	133	—	854
All-in sustaining cost per unit - $/oz(3)	1,203	885	—	1,062	772	1,006	1,103	—	943
All-in cost per unit - $/oz(3)	1,203	885	—	1,080	780	1,055	1,119	—	1,018

For the year ended 31 December 2017
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	Argentina	Brazil		Americas other	Total America
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	260	276	15	551	385	447	153	3	987
By-product revenue	—	(2)	—	(2)	(117)	(18)	—	—	(135)
Inventory change	(2)	(2)	—	(4)	(12)	(3)	—	—	(15)
Amortisation of intangible assets	—	—	—	—	—	(1)	—	—	(1)
Amortisation of tangible assets	(34)	(89)	(7)	(130)	(83)	(139)	(50)	—	(272)
Rehabilitation and other non-cash costs	(5)	(2)	(2)	(9)	(11)	—	—	—	(11)
Retrenchment costs	—	—	—	—	(2)	(3)	(1)	—	(5)
Total cash costs net of by-product revenue	219	181	6	406	160	284	101	3	548
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	8	8	(12)	—	—	—	(12)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	219	181	14	414	148	284	101	3	536
Gold produced - oz (000) (2)	238	322	—	559	283	424	133	—	840
Total cash costs per unit - $/oz(3)	919	564	—	743	522	671	764	—	638

For the year ended 31 December 2017
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	441	2,607
By-product revenue	(1)	(139)
Amortisation of tangible and intangible assets	(136)	(691)
Adjusted for decommissioning and inventory amortisation	3	4
Lease payment sustaining	—	—
Corporate administration and marketing related to current operations	—	64
Inventory writedown to net realisable value and other stockpile adjustments	—	2
Sustaining exploration and study costs	1	51
Total sustaining capital expenditure	85	610
Amortisation relating to inventory	—	—
Realised other commodity contracts	—	—
All-in sustaining costs	393	2,508
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(63)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	393	2,445
All-in sustaining costs	393	2,508
Non-sustaining project capital expenditure	35	69
Lease payment non sustaining	—	—
Technology improvements	—	—
Non-sustaining exploration and study costs	1	62
Care and maintenance costs	—	62
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	—	23
Other provisions	—	3
All-in costs	429	2,724
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	429	2,660
Gold sold - oz (000)(2)	362	2,506
All-in sustaining cost per unit - $/oz(3)	1,087	975
All-in cost per unit - $/oz(3)	1,186	1,062

For the year ended 31 December 2017
AngloGold Ashanti operations - Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(5)	441	2,607
By-product revenue	(1)	(139)
Inventory change	(3)	(13)
Amortisation of intangible assets	—	(5)
Amortisation of tangible assets	(136)	(686)
Rehabilitation and other non-cash costs	(6)	(16)
Retrenchment costs	—	(6)
Total cash costs net of by-product revenue	295	1,742
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(41)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	295	1,701
Gold produced - oz (000)(2)	360	2,492
Total cash costs (adjusted) per unit - $/oz(3)	819	683

Tables provided for information purposes for reconciliation of Non-GAAP to GAAP metrics (South African operations)
For the year ended 31 December 2019
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
Total cash costs
Cost of sales per segmental information(3)	—	—	—	287	287	189	3	479
By-product revenue	—	—	—	—	—	—	—	(1)
Inventory change	—	—	—	3	3	(1)	—	2
Amortisation of intangible assets	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	—	—	—	(47)	(47)	(13)	(1)	(61)
Rehabilitation and other non-cash costs	—	—	—	(2)	(2)	(2)	(2)	(6)
Retrenchment costs	—	—	—	(2)	(2)	—	—	(2)
Total cash costs net of by-product revenue	—	—	—	239	239	173	—	411
Gold produced - oz (000)(1)	—	—	—	244	244	175	—	419
Total cash costs per unit - $/oz(2)	—	—	—	976	976	987	—	981

(1)	Attributable portion (excluding pre-production ounces).

(2)
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

(3)	Refer Item 18: Note 2 - Segmental Information.

Rounding of figures may result in computational differences.

For the year ended 31 December 2019
Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
All-in sustaining costs
Cost of sales per segmental information(3)	287	287	189	3	479
By-product revenue	—	—	—	—	(1)
Amortisation of tangible and intangible assets	(47)	(47)	(13)	(1)	(61)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	1
Corporate administration and marketing related to current operations	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	(3)	(3)	(6)
Sustaining exploration and study costs	—	—	—	—	—
Total sustaining capital expenditure	47	47	7	3	57
Realised other commodity contracts	—	—	—	—	—
All-in sustaining costs	287	287	180	2	469
All-in sustaining costs	287	289	180	2	469
Non-sustaining project capital expenditure	2	—	—	—	2
Lease Payment non-sustaining		—	—	—
Technology improvements	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—
Care and maintenance	—	—	—	42	42
Corporate and social responsibility costs not related to current operations	—	—	—	—	—
Other provisions	—	—	—	—	—
All-in costs	289	289	180	44	513
Gold sold - oz (000)(1)	242	242	172	—	414
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(2)	1,186	1,187	1,043	—	1,132
All-in cost per unit (excluding stockpile write-offs) - $/oz(2)	1,197	1,198	1,043	—	1,240

(1)	Attributable portion (excluding pre-production ounces).

(2)
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

(3)	Refer Item 18: Note 2 - Segmental Information.

Rounding of figures may result in computational differences.

For the year ended 31 December 2018
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
All-in sustaining costs
Cost of sales per segmental information(3)	29	48	77	320	320	193	—	590
By-product revenue	(2)	(4)	(6)	—	—	—	—	(6)
Amortisation of tangible and intangible assets	—	—	—	(57)	(57)	(15)	—	(72)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	(3)	—	(3)
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	1	1
Total sustaining capital expenditure	—	7	7	49	49	12	—	68
Realised other commodity contracts	—	—	—	—	—	—	—	—
All-in sustaining costs	27	51	78	312	312	187	1	578
All-in sustaining costs	27	51	78	312	312	187	1	578
Non-sustaining project capital expenditure	—	—	—	5	5	—	—	5
Technology improvements	—	—	—	—	—	—	4	4
Care and maintenance	—	—	—	—	—	—	35	35
All-in costs	27	51	78	317	317	187	40	622
Gold sold - oz (000)(1)	13	41	53	265	265	171	—	490
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(2)	2,115	1,247	1,452	1,177	1,177	1,094	—	1,178
All-in cost per unit (excluding stockpile write-offs) - $/oz(2)	2,115	1,247	1,452	1,196	1,196	1,094	—	1,268

(1)	Attributable portion (excluding pre-production ounces).

(2)
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

(3)	Refer Item 18: Note 2 - Segmental Information.

Rounding of figures may result in computational differences.

For the year ended 31 December 2018
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
Total cash costs
Cost of sales per segmental information(3)	29	48	77	320	320	193	—	590
By-product revenue	(2)	(4)	(6)	—	—	—	—	(6)
Inventory change	—	(1)	(1)	—	—	(4)	—	(5)
Amortisation of intangible assets	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	—	—	—	(57))	(57)	(15)	—	(72)
Rehabilitation and other non-cash costs	(2)	(1)	(3)	(4))	(4)	2	2	(3)
Retrenchment costs	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	25	42	67	259	259	176	2	504
Gold produced - oz (000)(1)	12	39	51	265	265	171	—	487
Total cash costs per unit - $/oz(2)	2,002	1,083	1,304	977	983	1,030	—	1,033

(1)	Attributable portion (excluding pre-production ounces).

(2)
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

(3)	Refer Item 18: Note 2 - Segmental Information.

Rounding of figures may result in computational differences.

For the year ended 31 December 2017
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
All-in sustaining costs
Cost of sales per segmental information(3)	152	284	435	284	207	491	204	(1)	1,129
By-product revenue	(5)	(9)	(14)	(1)	—	(1)	(1)	—	(15)
Amortisation of tangible and intangible assets	(9)	(41)	(50)	(53)	(14)	(67)	(14)	(1)	(133)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(2)	2	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	2	2
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	—
Total sustaining capital expenditure	8	42	50	52	12	64	13	3	130
All-in sustaining costs	146	276	421	282	205	487	200	5	1,113
All-in sustaining costs	146	276	421	282	205	487	200	5	1,113
Non-sustaining project capital expenditure	—	—	—	20	—	20	—	—	20
Technology improvements	—	—	—	—	—	—	—	9	9
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—
All-in costs	146	276	421	302	205	507	200	14	1,142
Gold sold - oz (000)(1)	91	294	385	224	91	316	192	—	892
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(2)	1,593	938	1,094	1,259	2,242	1,544	1,045	—	1,245
All-in cost per unit (excluding stockpile write-offs) - $/oz(2)	1,593	939	1,094	1,349	2,242	1,607	1,045	—	1,278

(1)	Attributable portion (excluding pre-production ounces).

(2)
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

(3)	Refer Item 18: Note 2 - Segmental Information.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2017
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
Total cash costs
Cost of sales per segmental information(3)	152	284	435	284	207	491	204	(1)	1,129
By-product revenue	(5)	(9)	(14)	(1)	—	(1)	(1)	—	(15)
Inventory change	—	—	1	—	—	—	(2)	—	(2)
Amortisation of intangible assets	—	(1)	(1)	(1)	—	(1)	—	—	(2)
Amortisation of tangible assets	(9)	(40)	(49)	(52)	(14)	(67)	(14)	(1)	(131)
Rehabilitation and other non-cash costs	3	(5)	(3)	(3)	(6)	(9)	(1)	—	(12)
Retrenchment costs	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	140	229	369	227	186	413	186	(2)	967
Gold produced - oz (000) (1)	91	294	386	224	91	315	192	—	892
Total cash costs per unit - $/oz(2)	1,534	779	958	1,014	2,044	1,311	969	—	1,085

(1)	Attributable portion (excluding pre-production ounces).

(2)
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

(3)	Refer Item 18: Note 2 - Segmental Information.

Rounding of figures may result in computational differences.

5B.	LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the company’s present requirements.

Cash flows from operating activities

Comparison of operating activities in 2019 with 2018

Cash flows from operating activities were $958 million in 2019, $102 million, or 12 percent, higher than the 2018 amount of $856 million. The increase in cash flows generated by operations was mainly due to an increase in revenue from gold sales due to an increase in the gold price received partially offset by an increase in production costs and a decrease in dividends received from joint ventures.

Net cash outflow from operating working capital items amounted to $165 million in 2019, compared with an outflow of $122 million in 2018.

Comparison of operating activities in 2018 with 2017

Cash flows from operating activities were $856 million in 2018, $57 million, or six percent, lower than the 2017 amount of $913 million. The decrease in cash flows generated by operations was mainly due to a decrease in revenue from gold sales due to a decrease in gold sold partially offset by an increase in the gold price received.

Net cash outflow from operating working capital items amounted to $122 million in 2018, compared with an outflow of $137 million in 2017.

Cash flows from investing activities

Comparison of investing activities in 2019 with 2018

Cash flows from investing activities amounted to a net outflow of $683 million in 2019, $122 million or 22 percent, higher than 2018 outflow of $561 million. The increase was largely due to an increase in capital expenditure by $128 million, or 22 percent, from $575 million in 2018 to $703 million in 2019. The capital expenditure increase was largely due to increased expenditure of $198 million on the Obuasi redevelopment project partly offset by lower project capital expenditure at Siquiri of $78 million with commissioning of the CIL combination plant during 2019.

Comparison of investing activities in 2018 with 2017

Cash flows from investing activities amounted to a net outflow of $561 million in 2018, $150 million or 21 percent, lower than 2017 outflow of $711 million.  The decrease included $98 million decrease stay-in-business capital at Geita with higher underground ore reserve development taking place during 2017 and the production stage entered during 2018, a decrease in investments in associates and joint ventures of $21 million and loans repaid by associates and joint ventures of $22 million.

Cash flows from financing activities

Comparison of financing activities in 2019 with 2018

Cash flows from financing activities in the year ended 31 December 2019 amounted to a net outflow of $177 million, which is a change of $216 million from an outflow of $393 million in the year ended 31 December 2018. Proceeds from borrowings in 2019 decreased by $585 million from $753 million in 2018 to $168 million in 2019. This decrease included a $21 million drawdown on the $1.4 billion syndicated revolving credit facility, $130 million in proceeds from the local borrowings facilities in South Africa and proceeds from other small loans amounting to $17 million.

Cash outflows from repayment of borrowings decreased by $844 million from $967 during the year ended 31 December 2018 to $123 million during the year ended 31 December 2019. This decrease included the repayment of $122 million of the local borrowing facilities in South Africa and $1 million relating to other loans.

Finance costs paid increased by $7 million from $130 million in 2018 to $137 million in 2019. The increase was due to a combination of increased borrowings and lease liabilities and fluctuating interest rates for Geita of $10 million, Siguiri of $6 million and Argentina of $2 million partially offset by decreased borrowings and fluctuating interest rates for Australia of $9 million, AngloGold Ashanti Holdings plc of $5 million, Corporate (non-gold producing subsidiaries) of $2 million and finance costs paid on leases for Australia of $6 million, Geita of $1 million, Brazil of $1 million and Corporate of $1 million.

Bond settlement premium, RCF and bond transaction costs decreased by $10 million to nil in 2019 from $10 million in 2018. The decrease was due to the absence of new transaction costs in 2019.

Dividends paid to non-controlling interests increased by $4 million from $39 million in 2018 to $43 million in 2019 and were all paid by non-wholly owned subsidiaries. During 2019, the company declared and paid a dividend of $27 million to shareholders, compared to $24 million in 2018.

Comparison of financing activities in 2018 with 2017

Cash flows from financing activities in the year ended 31 December 2018 amounted to a net outflow of $393 million, which is a change of $245 million from an outflow of $148 million in the year ended 31 December 2017. Cash inflows from proceeds from borrowings decreased by $62 million from $815 million in 2017 to $753 million in 2018. This decrease included a $45 million drawdown on the $1.0 billion syndicated revolving credit facility, $158 million drawdown on the A$500 million syndicated revolving credit facility, $407 million in proceeds from the local borrowings facilities in South Africa and proceeds from other small loans amounting to $143 million.

Cash outflows from repayment of borrowings increased by $200 million from $767 during the year ended 31 December 2017 to $967 million during the year ended 31 December 2018. This increase included the repayment of $80 million of the $1.0 billion syndicated revolving credit facility, $571 million of the local borrowing facilities in South Africa, $315 million of the A$500 million syndicated revolving credit facility and $1 million relating to other loans.
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

Liquidity

Sources of liquidity

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash flows from operating activities are therefore the function of gold produced that is sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the company’s operations and the cash flows generated by these operations.

AngloGold Ashanti’s cash and cash equivalents increased to $456 million at 31 December 2019 compared with $329 million at 31 December 2018. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in South African rands and is therefore subject to exchange controls. At 31 December 2019, 80 percent of the company’s cash and cash equivalents were held in US dollars, six percent in Australian dollars, three percent in South African rands and 11 percent in other currencies.

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

During July 2015, AngloGold Ashanti Limited, as borrower, entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF 1.4 billion) of R1.4 billion about $100 million with Nedbank Limited, as facility agent, who in conjunction with ABSA Bank Limited constitute the lenders. Amounts may be repaid and re-borrowed under the facility during its five-year term and the facility bears interest at JIBAR plus 1.65% per annum. This ZAR RCF 1.4 billion facility, as well as the ZAR RCF 1 billion and ZAR RCF 2.5 billion facilities (see below), will be used to fund the working capital and development costs associated with the group's operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. This facility was cancelled in February 2020.

During August 2016, Geita Gold Mining Limited and Société AngloGold Ashanti de Guinée S.A., as borrowers, entered into a three-year unsecured revolving credit facilities of $100 million with Nedbank Limited, as lender. Interest is currently charged at a margin of between 6.2% and 8% above LIBOR. In January 2019, $35 million of this facility was combined with the Geita RCF (see below). The remaining portion of $65 million was renewed for a further three years in February 2019 and matures in February 2022. As of 19 March 2020, this facility is fully drawn.

During November 2017, AngloGold Ashanti Limited, as borrower, entered into a three-year unsecured revolving credit facility (ZAR RCF 1 billion) of R1 billion (about $71 million) with The Standard Bank of South Africa Limited, as facility agent and lender, which was subsequently extended by two years. Amounts may be repaid and re-borrowed under the facility during its term and the facility bears interest at JIBAR plus 1.3% per annum. The facility matures in November 2022. As of 19 March 2020, this facility is fully drawn.

During December 2017, AngloGold Ashanti Limited, as borrower, entered into a three-year unsecured syndicated revolving credit facility (ZAR RCF 2.5 billion) of R2.5 billion (about $179 million) with Nedbank Limited and ABSA Bank Limited, as lenders, which was subsequently extended by two years. Amounts may be repaid and re-borrowed under the facility during its term and the facility bears interest at JIBAR plus 1.8% per annum. The facility matures in December 2022.As of 19 March 2020, ZAR 450 million was drawn under this revolving facility.

During April 2018, Geita Gold Mining Limited, as borrower, entered into a three-year unsecured multi-currency revolving credit facility of $115 million with Nedbank Limited, as underwriter and agent, and certain financial institutions party thereto, as original banks (Geita RCF). The agreement has been amended and restated in January 2019. Facility A is a US dollar based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian shilling facility capped at the equivalent of $45 million with interest charged at a margin of 5% plus a reference rate as determined by the lending agent. The facility matures in April 2021.As of 19 March 2020, the equivalent of $110 million was drawn under this revolving facility.

During October 2018, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion ($1.4 billion RCF) with the Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500 million portion of this facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. This revolving credit facility matures in October 2023 and replaced the $1 billion RCF and A$500 million RCF, which were available until July 2019 and were cancelled during October 2018.As of 19 March 2020, the equivalent of $945 million was drawn under this Revolving Credit Facility.

A full analysis of the borrowings as presented on the statement of financial position is included in “Item 18: Financial Statements-Note 26-Borrowings”.

Amounts are converted to US dollars at exchange rates as of 31 December 2019.

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2020 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means. On 18 March 2020, the company drew $900 million under the $1.4 billion RCF to fund the repayment of the 5.375% notes maturing on 15 April 2020 ($700 million) and to support short-term liquidity in the event of continuing disruptions in the global financial markets as a result of the recent outbreak of COVID-19. On 27 March 2020, the company drew down a further $450 million on the remainder of its $1.4billion RCF.

Current borrowings

AngloGold Ashanti’s current borrowings increased by $595 million to $734 million at 31 December 2019 from $139 million at 31 December 2018. The increase in current borrowings is largely due to the allocation to current borrowings of the 5.375% notes maturing on 15 April 2020. See “Item 18: Financial Statements-Note 26-Borrowings”.

Non-current borrowings

AngloGold Ashanti’s non-current borrowings decreased by $612 million to $1,299 million at 31 December 2019 compared to $1,911 million at 31 December 2018. See “Item 18: Financial Statements-Note 26-Borrowings”.

As at 31 December 2019, AngloGold Ashanti’s total non-current borrowings, including the short-term portion maturing within 2019, was made up as follows:

$ (million)
Unsecured borrowings	2,033
Total borrowings	2,033
Less: Short-term maturities	734
Total non-current borrowings	1,299

Amounts falling due are scheduled as follows:

$ (million)
Within one year	734
Between one and two years	110
Between two and five years	898
After five years	291
Total	2,033

At 31 December 2019, the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollars	1,893
Australian dollars	21
South African rand	72
Tanzanian shillings	47
Brazilian real	—
Total	2,033
At 31 December 2019, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
Syndicated revolving credit facility (R2.5 billion) - SA rand	179
Syndicated revolving credit facility (R1.4 billion) - SA rand	100
FirstRand Bank Limited (R750 million) - SA rand	54
Revolving credit facility (R1billion) - SA rand	—
Multi-currency syndicated revolving credit facility ($1.4 billion) - US dollar	1,379
Revolving credit facility ($115 million) - US dollar	40
Total undrawn facilities	1,752

AngloGold Ashanti had no other committed lines of credit as of 31 December 2019.

As of 31 December 2019, the company was in compliance with all debt covenants and provisions related to potential defaults.

See “Item 18: Financial Statements-Note 36-Capital Management” and “Item 10C: Material Contracts”.

At 31 December 2019, lease liabilities were as follows:

$ (million)
Non-current	126
Current	45
Total	171

AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The Audit Committee also reviews these on a quarterly basis at its meetings.

Contractual commitments and contingencies

For a detailed discussion of commitments and contingencies, see “Item 18: Financial Statements-Note 34-Contractual Commitments and Contingencies”.

As at 31 December 2019, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment	Total amount	Less than 1 year		1 – 3 years	4 – 5 years	Over 5 years
(in millions)	$	$		$	$	$
Capital expenditure (contracted and not yet contracted)(1)	587	405		182	—	—
Other commercial commitments(2)	1,085	506	535	535	28	16
Total	1,672	911		717	28	16

(1)	Including commitments through contractual arrangements with equity accounted joint ventures of $2 million.

(2)	Excludes commitments through contractual arrangements with equity accounted joint ventures.

Recent developments

Recent developments disclosed in “Item 18: Financial Statements-Note 37-Subsequent events” include the following details:

Sale of South African assets: On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

Dividend declaration: On 21 February 2020, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 165 South African cents (assuming an exchange rate of ZAR15/$, the gross dividend payable per ADS is equivalent to 11 US cents).

COVID-19 pandemic: At the date of approval of these consolidated annual financial statements, the SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe, contributing to a sharp decline in global financial markets and a significant decrease in global economic activity. On 11 March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization and has since then resulted in numerous governments and companies, including AngloGold Ashanti, introducing a variety of measures to contain the spread of the virus.  To date, we have taken a number of proactive steps to protect our employees, our host communities and business, in line with the company’s values, guidelines and advice provided by the WHO and with the requirements of the countries in which we operate. Cases of the outbreak have been reported in all of the jurisdictions in which we operate, and it may lead to a prolonged restriction on the movement of people and continued requirement for people to self-isolate or be quarantined.

Any self-imposed or government-mandated temporary lockdowns may disrupt the company’s activities and operations and even lead to a full or partial temporary suspension of the company’s mining operations in those jurisdictions. On 21 March 2020, following the Argentinian government’s decision to impose a nationwide lockdown (quarantine) until 31 March 2020, including temporary travel restrictions, border closings and suspension of most industries, Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities.

On 23 March 2020, the South African government announced a 21-day nationwide lockdown, effective from midnight on 26 March 2020, resulting in the temporary suspension of mining activities of the company’s South African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste Solutions (MWS) and Surface Operations.

On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business, to include mining. These restrictions are set to run through 4 April 2020. Mineração Serra Grande (MSG) S.A. will temporarily suspend its operations.

The current impact of all of the suspended operations is expected to be about 30,000oz to 40,000oz, or less than 2% of annual production. In these countries, the suspension of mining activities will continue for the period during which the respective restrictions remain in force.

While minimal operational disruptions have occurred at the company’s other operations to date, the company may experience temporary disruptions in supply chain and logistics across its operations in the coming months should the pandemic be prolonged. Such disruptions, which include restrictions in travel and border access, may impact the company’s ability to source and transport goods and services required to operate mines and to transport gold doré to refineries. Furthermore, should COVID-19 spread among the company’s workforce, it may lead to a full or partial temporary suspension of the company’s operating mines in those affected areas.

Given the uncertainties with respect to future developments, including duration, severity and scope of the COVID-19 pandemic and the necessary government responses to limiting its spread, the board has decided to withdraw its market guidance for 2020 published as part of its preliminary condensed consolidated financial results on 21 February 2020, at this time.

In anticipation of a prolonged negative impact from the COVID-19 pandemic, on 18 March 2020, the company accelerated a drawdown of $900million on its $1.4billion Multi-currency RCF  to redeem the $700million 5.375% bonds maturing on 15 April 2020 and to have sufficient cash available to manage ongoing working capital requirements.  The company drew down a further $450million on the remainder of its $1.4billion Multi-currency RCF which was received on 27th March 2020. After the drawdowns, the company’s cash on hand exceeds $1.8billion (excluding cash lock-up positions at Kibali and Sadiola, where AngloGold Ashanti’s combined share totals $300million).

Management will continue to take a prudent and proactive approach to managing the group’s liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.

Related party transactions

For a detailed discussion of related party transactions, see “Item 7B: Related Party Transactions”.

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold Ashanti’s accounting policies are described in “Item 18: Financial Statements-Note 1-Accounting Policies”.

Critical accounting policies

AngloGold Ashanti’s accounting policies are described in “Item 18: Financial Statements-Note 1-Accounting Policies”.

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

Identification and classification of discontinued operations

When the company considers selling part of its operations, management judgement is applied regarding the classification of the assets or operations (disposal group) as held for sale and the classification of the disposal group as a discontinued operation. A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and represents either a separate major line of business or a geographical area of operations and is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. At 31 December 2019, the company assessed the IFRS 5 held for sale criteria and management concluded that the criteria to recognise the South African assets as held for sale were met. Accordingly, the South African assets and liabilities were transferred to held for sale, and the South African disposal group was recognised as a discontinued operation.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to nil, $1 million and $11 million during 2019, 2018 and 2017, respectively.

5D.	TREND INFORMATION

For a discussion of trends affecting AngloGold Ashanti’s business and operations, see “Item 5A: Operating Results Key factors affecting results”.

5E.	OFF-BALANCE SHEET ARRANGEMENTS

AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated associates. The most significant off-balance sheet item is the unaccrued future rehabilitation obligations.

See “Item 5F: Tabular Disclosure of Contractual Obligations”.

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at 31 December 2019 AngloGold Ashanti had the following known contractual obligations:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	2,601	802	1,136	61	602
Capital lease obligations	198	52	63	26	57
Purchase obligations
- Contracted capital expenditure(2)	161	161
- Other purchase obligations(3)	1,085	506	535	28	16
Environmental rehabilitation costs(4)	835	77	80	77	601
Pensions and other post-retirement medical obligations(5)	100	10	20	20	50
Total	4,980	1,608	1,834	212	1,326

(1)	Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer to “Item 18: Financial Statements-Note 26-Borrowings”).

(2)	Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.

(3)	Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon.

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

Directors

As at 19 March 2020, AngloGold Ashanti has a unitary board comprising 12 directors - 10 independent non-executive directors and two executive directors. Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed(1)
Kelvin Dushnisky	56	Executive director and chief executive officer	2018
Christine Ramon	52	Executive director and chief financial officer	2014
Sipho Pityana(2)	60	Independent non-executive director and chairman	2007
Alan Ferguson	62	Independent non-executive director	2018
Albert Garner	64	Independent non-executive director	2015
Rhidwaan Gasant	60	Lead independent non-executive director	2010
Nozipho January-Bardill	69	Independent non-executive director	2011
Nelisiwe Magubane	54	Independent non-executive director	2020
Maria Ramos	61	Independent non-executive director	2019
Maria Richter	65	Independent non-executive director	2015
Rodney J. Ruston	69	Independent non-executive director	2012
Jochen Tilk	56	Independent non-executive director	2019

(1)
Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire but are eligible for re-election. In addition, one-third of the directors (if their number is not a multiple of three, then the number nearest to but not less than one third), must retire according to seniority or by lot but may be re-elected.

(2)Appointed as Chairman with effect from 17 February 2014.

Sipho Pityana (60)
BA (Hons), MSc, Dtech (Honoris)
Independent Non-Executive Chairman
Appointed: A director on 13 February 2007 and Chairman of the Board on 17 February 2014
Board committee memberships:	• Nominations Committee (Chairman)
• Remuneration and Human Resources Committee
• Social, Ethics and Sustainability Committee

Sipho M Pityana has extensive business experience having served in both an executive and non-executive capacity on several locally and internationally listed boards of companies as well as running his own companies, Izingwe Capital and Izingwe Holdings, which he chairs. He is currently the independent non-executive chairman of AngloGold Ashanti and the JSE-listed Redefine Properties. He also serves as a non-executive director on the board of banking group, Absa. Sipho is also the President of Business Unity South Africa and the co-chair of the World Economic Forum Africa Stewardship board.

Sipho is currently chairperson of the Council of the University of Cape Town. He also serves on President Ramaphosa’s Presidential Working Committee on Employment. He was one of the founding members of the governing body of the Commission for Conciliation, Mediation and Arbitration. He is the Leader of the Business delegation to the National Economic Development and Labour Council.

In addition to his private sector track record, Sipho has extensive public sector experience and international exposure. He was the first Director General of the Department of Labour in the former President Mandela’s government. As the Foreign Affairs Director General, he represented South Africa in various international fora including the United Nations, African Union and Commonwealth.

He was the founding Chairperson of the Council for the Advancement of the South African Constitution and former convener and founder of Save South Africa.

Rhidwaan Gasant (60)
BCompt (Hons), CA (SA), ACIMA, Executive Development Programme
Lead Independent Non-Executive Director
Appointed: 12 August 2010
Board committee memberships:	Audit and Risk Committee (Chairman) Investment Committee Nominations Committee

Rhidwaan Gasant is the Lead Independent Non-Executive Director. He was previously the Chief Executive Officer of Energy Africa Limited.  He serves as a director and chairs the Audit and Risk Committees of international companies in the MTN Group. His other directorships include those in the Rapid African Energy Holdings Group, a start up oil and gas exploration business focused on Africa, and Edcon Limited.

Alan Ferguson (62)
BSc (Accountancy and Business Economics);
CA (Institute of Chartered Accountants of Scotland)
Independent Non-Executive Director
Appointed: 1 October 2018
Board committee memberships:	Audit and Risk Committee Remuneration and Human Resources Committee

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

Albert Garner (64)
BSE, Aerospace and Mechanical Sciences
Independent Non-Executive Director
Appointed: 1 January 2015
Board committee memberships:	• Investment Committee • Nominations Committee

Albert Garner is an Independent Non-Executive Director. He has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co., LLC for over 40 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Albert became a general partner in 1989 and is now Vice Chair -Investment Banking. Over the past 10 years he has advised and acted as lead adviser to more than 50 companies and their boards of directors on transformative transactions.

Nozipho January-Bardill (69)
BA (English and Philosophy), MA (Applied Linguistics), Diploma Human Resources Management, Certificate in Education; Honoris Causa (Glasgow Caledonian)
Independent Non-Executive Director
Appointed: 1 October 2011
Board committee memberships:	Social, Ethics and Sustainability Committee (Chairman) Remuneration and Human Resources Committee

Ambassador Nozipho January-Bardill has extensive experience in both the local and international public and private sectors. Besides AngloGold Ashanti, she also serves as an Independent Non-Executive Director on the boards of, Mercedes Benz South Africa and the MTN Foundation. Previously she served on the boards of Southern Life, Momentum Ltd, UCT and Credit Suisse Securities.

She is chairperson of the Council of the Nelson Mandela University and the UN Global Compact Local Network in South Africa. Prior to her appointment to the AGA board, Nozipho was the Executive Director of Corporate Services and Spokesperson of MTN Group and served on the boards of 5 MTN local operations in the MTN footprint including Côte d’Ivoire, Cameroon, Guinea (Conakry),

Guinea -Bissau and Congo - Brazzaville. Before then she was the South African Ambassador to Switzerland, Lichtenstein and the Holy See (Vatican) and the Deputy Director General of Human Capital Management and Head of the Foreign Service Institute in the South African Department of Foreign Affairs (now DIRCO). She has worked in leadership positions in the Parliament of South Africa and in a number of NGOs; and served 12 years as an expert on the United Nations Committee on the Elimination of Racial Discrimination. She was also an interim Chief of Staff and Senior Strategic Adviser of UN Women. Sustainable development, ethical governance, human and women’s rights in business and social justice are of central interest to her work and life.

Nelisiwe Magubane (54)
Pr.Eng, BSc, MBA
Independent Non-Executive Director
Appointed: 1 January 2020
Board committee memberships:	Investment Committee
Social, Ethics and Sustainability Committee

Neli Magubane has extensive experience in the energy sector, having started her career in Eskom. After a stint in the private sector as a consulting electrical engineer, she joined the Department of Minerals and Energy as the chief director responsible for the restructuring of the electricity sector, planning and implementation of the electrification programme. She was later appointed as the Deputy Director General responsible for the development of the policies that govern electricity, nuclear and clean energy in South Africa.

In 2009, Neli was appointed as Director General of Energy, responsible for, amongst other things, the development of the integrated resource plan and improved access to electricity for over a million households in four years. She was responsible for the regulatory framework and policies that govern the liquid fuels and gas sectors. She was also responsible for oversight of the State-Owned Companies (SOC) that operate in the energy sector, namely CEF SOC LTD, NECSA SOC LTD, and the Regulatory Authorities that govern the energy sector. She established the Renewable Energy Independent Power Producer Program.

More recently, she has been appointed to the current board of Eskom Holdings SOC Limited as a non-executive director. Neli has been named one of the top 50 most influential figures in the Southern African Power sector by the ESI Africa Magazine. In 2019 she was awarded a Big 5 Energy Award by Africa Oil and Power Conference for outstanding contribution in shaping energy policy in Sub Saharan Africa. As an entrepreneur, she has established Matleng Energy Solutions, a 70% women-owned company that provides energy solutions.

Maria Ramos (61)
MSc (Economics); BCom (Economics); Banker Diploma, Certified Associate of the Institute of Bankers (South Africa)
Independent Non-Executive Director
Appointed: 1 June 2019
Board committee memberships:	Investment Committee
Social, Ethics and Sustainability Committee

Ms Ramos serves as a non- executive director on the boards of AngloGold Ashanti Ltd, Compagnie Financière Richemont SA, the Public Investment Corporation (PIC) and Saudi British Bank (SABB). She also Co-chairs the United Nations Secretary General’s Task Force on Digital Financing of the Sustainable Development Goals.

Between March 2009 and February 2019, Maria served as Chief Executive Officer of Absa Group leading the Group through a number of significant milestones including the acquisition of the Barclays Africa subsidiary banks; the sell-down by Barclays PLC and the setting a new strategy and refreshed brand for the bank. Before joining Absa (previously Barclays Africa Group Limited) as Group Chief Executive in March 2009, Ms Ramos served as the Chief Executive of Transnet Limited for five years. This followed an eight-year tenure as director general of South Africa’s National Treasury (formerly the Department of Finance) during which time she played a crucial role in transforming the Treasury into one of the most effective and efficient state departments in the post-apartheid administration.

An accomplished academic, who has taught at various institutions, Ms Ramos obtained an Institute of Bankers’ Diploma (CAIB) in 1983. She followed this with a Bachelor of Commerce from the University of the Witwatersrand (Wits) in 1986, a Bachelor of Commerce Honours in Economics (Wits) in 1987 and a Master of Science (Economics) from the University of London (SOAS) in 1992. She is also a recipient of honorary doctorates from the Stellenbosch and Free State universities.

Ms Ramos has in the past served as a non-executive and independent director on the boards of Sanlam Ltd, Remgro Ltd and SABMiller PLC. She was a member of the WEF’s International Business Council and member of its executive Committee for 12 years and its chairman between 2017 and 2019.

She is a member of the Group of Thirty and serves on the International Advisory Board of the Blavatnik School of Government, Oxford University.

Her contribution has been recognized through numerous awards including ranking in Fortune Magazine’s 50 most powerful women in business a number of years running; CNBC Africa Woman Leader of the Year (2011); Wits Business School’s Management Excellence Award (2010). She was named the Sunday Times Business Times Business Leader of the Year in 2005 and Businesswoman of the Year by the SA Businesswomen’s Association in 2001.

Maria Richter (65)
BA, Juris Doctor
Independent Non-Executive Director
Appointed: 1 January 2015
Board committee memberships:	• Audit and Risk Committee
• Remuneration and Human Resources Committee (Chairman)
• Nominations Committee

Maria Richter is an experienced non-executive director who has served on a diverse range of US and International boards. She previously served on the board of Barclays International and Barclays Bank plc (2017-2919) and National Grid plc ( 2003 -2014) where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a US wealth management company, and is a member of the audit and compensation committees of Rexel and the remuneration committee of Bessemer Trust.

Maria’s professional career spanned 1980 to 2002 during which time she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Rodney Ruston (69)
MBA Business, BE (Mining)
Independent Non-Executive Director
Appointed: 1 January 2012
Board committee memberships:	• Investment Committee (Chairman)
• Audit and Risk Committee

Rodney Ruston is an Independent Non-Executive Director. He has over 35 years of business experience during which he has led private and publicly-listed companies in the resources, oil and gas and construction industries. His international experience as the chief executive of a heavy construction and mining contractor coupled with chief executive roles with operating resource companies provides the board with a broad based director, who can provide insight and advice on the full range of domestic and international activities in the AngloGold Ashanti business. Mr. Ruston is currently the chief executive of County International Limited., an Australian listed start-up company, which he joined in July 2012. He was previously Chief Executive Officer and President of North American Energy Partners Inc., a large Canadian mining and construction contracting company, which he took public with a listing on the NYSE and the TSX. Prior to that he was managing director of Ticor Limited, an Australian-based titanium producer with operations in Australia and South Africa.

Jochen Tilk (56)
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

Kelvin Dushnisky (56)
BSc (Hons), MSc and Juris Doctor
Chief Executive Officer
Appointed: 1 September 2018

Kelvin Dushnisky was appointed as Chief Executive Officer and an Executive Director of AngloGold Ashanti on 1 September 2018.
Mr Dushnisky was previously President and a Director of Barrick Gold Corporation, a post held since 2015. He had direct responsibility for Barrick’s overall business, execution of its operating plans and strategic priorities, and oversight of Barrick’s activities across Australia, Africa, the Middle East, North America and South America. He also held responsibility for Barrick’s relationships with host governments, local communities and other external stakeholders.

Mr Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and Juris Doctor degrees from the University of British Columbia. He is Chair of the World Gold Council and a member of the International Advisory Board of the Shanghai Gold Exchange, the Accenture Global Mining Executive Council, member and principal business advisor to the Institute of Business Advisers Southern Africa and the Institute of Directors Southern Africa. He is a member of the Law Society of British Columbia and the Canadian Bar Association. Mr. Dushnisky represents AngloGold Ashanti at the International Council on Mining and Metals (ICMM). He is on the Senate and is a past member of the Board of Trustees of the University Health Network.

Christine Ramon (52)
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

Christine served previously as a member of the Standing Advisory Committee to the International Accounting Standards Board and as Deputy Chair of the Financial Reporting Standards Council of South Africa. Christine is also the chairperson of the CFO Forum of South Africa and serves as a non-executive director of the International Federation of Accountants.

Board movements during 2019 and subsequent to year end

The following changes to the board of directors took place during the period from 1 January 2019 to 31 December 2019 and subsequent to year-end:

•
Maria Richter, Michael Kirkwood and David Hodgson retired at the Annual General Meeting (AGM) on 9 May 2019. Maria Richter being eligible for re-election was re-elected by the shareholders and Michael Kirkwood and David Hodgson elected not to stand for re-election, in accordance with board policies and guidelines.

•	Maria Ramos and Nelisiwe Magubane were appointed as Independent Non-Executive Directors with effect from 1 June 2019 and 1 January 2020, respectively.

In terms of the company’s Memorandum of Incorporation (MoI), one third of the directors are required to retire at each AGM and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the next AGM are Sipho Pityana, Albert Garner, Nozipho January-Bardill and Rodney Ruston. Messrs Pityana and Garner are eligible and have offered themselves for re-election. Mrs January-Bardill and Mr Ruston have elected not to stand for re-election in accordance with board policies and guidelines.

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

Stewart Bailey (45)
Executive Vice President - Corporate Affairs and Sustainability

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

Mr. Bailey previously covered debt and equity investors in the US, South Africa, the UK, Europe and Asia. He is also a key member of AngloGold Ashanti’s capital markets team, which has successfully completed debt issues of more than $3 billion since 2010. He also held line responsibility for AngloGold Ashanti’s corporate communications programme, which included engagement with financial news media in South Africa, the US and the UK. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.

Pierre Chenard (59)
BCL, LLB - McGill University; admitted attorney
Executive Vice President - Corporate Development and Strategy

Pierre is responsible for Corporate Development and Strategy. Pierre previously served as Senior Vice President, Business Development of Rio Tinto Aluminium and was its General Counsel from 2007 to 2019. He is a seasoned corporate development and legal professional who has worked within the mining and metals industries since 1988. Pierre has conducted business in over 40 countries globally, with involvement in or leadership of acquisitions, divestments, capital markets transactions, project finance, joint venture agreements, and strategy formulation.

Graham Ehm (63)
BSc Hons, MAusIMM, MAICD
Executive Vice President - Group Planning and Technical

Graham Ehm, who has multi-commodity experience, has held senior leadership positions in AngloGold Ashanti in Tanzania and Australia. In his role as Executive Vice President - Group Planning and Technical, he is responsible for business planning and portfolio optimisation, capital investment optimisation, monitoring governance of projects, studies and mineral resources and ore reserves reporting and exploration. He is also accountable for non-managed joint ventures, such as Kibali. In 2014, he was also assigned accountability for the closure and redevelopment planning for the Obuasi Gold Mine. He now leads the Obuasi Redevelopment Project.

Ludwig Eybers (52)
BSc (Mining Engineering), Post graduate qualifications with Darden Business School, USA
Chief Operating Officer - International

Ludwig has over 30 years international mining experience. He joined AngloGold Ashanti in 2011 as Senior Vice President Namibia and Mining Task Force, based in Perth Australia. In 2013, he relocated to AngloGold Ashanti in South Africa to take-up the position of Senior Vice President Continental Africa Region. He was subsequently promoted to Chief Operations Officer-International in 2017. He is currently responsible for overall strategic and operational responsibilities for production at the company’s mining operations for the International Region.

Sicelo Ntuli (42)
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

Maria Sanz Perez (54)
BCom LLB, HDip Tax, Advanced Management Programme (Harvard), Admitted Attorney
Executive Vice President - General Counsel, Compliance and Company Secretary

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

Ms. Sanz Perez has given 6 months notice of the intention to resign, effective 26 March 2020, to pursue other business interests. The exact departure date is still to be agreed.

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

Ms. Sibisi's experience includes 10 years in the information technology sector at IBM (South Africa and Europe) and 7 years at Telkom, making her a well-rounded human resources generalist with strengths in talent management, succession planning, organisational transformation and diversity management, union negotiations and executive compensation. She served on the Board of the Institute of People Management in SA as a Non- Executive Director and was a member of the Remuneration Committee and the Finance Committee. She currently sits on the Board of AngloGold Ashanti in Ghana.

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

Vaughan Chamberlain (57)
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

REMUNERATION AND HUMAN RESOURCES COMMITTEE

Remuneration and Human Resources Committee (Remco)

The Remco comprises of four non-executive directors. Its purpose is to discharge the responsibilities of the board relating to all compensation, including all salary and equity compensation of the company’s executives. The Remco establishes and administers the company’s executive remuneration and its broad objectives include; aligning executive remuneration with company performance and shareholder interests; setting remuneration standards aimed at attracting, motivating and retaining a competent executive team; linking individual executive pay with operational and company performance aligned to strategic objectives; and evaluating the compensation of executives including approval of salary, equity and incentive based awards.

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

In 2019, the committee was composed of the following members:

Members
Michael J. Kirkwood (former Chairperson, resigned effective 9 May 2019);
Maria Richter (appointed Chairperson effective 9 May 2019);
Sipho Pityana;
Nozipho January-Bardill;
Alan Ferguson

The meetings of the committee are attended by the Chief Executive Officer, Chief Financial Officer and Executive Vice President: Group Human Resources, except when their own remuneration or benefits are being discussed.

Remuneration policy

Our remuneration policy is designed to allow AngloGold Ashanti to compete in a global market where we strive to retain and remunerate our employees using fair, robust and appropriate remuneration and to reward our employees for their contributions. Cost management and shareholder value remain fundamental drivers of our policy.

Linking pay and performance for our executives is important and by having a large portion of executive pay defined as at risk pay, the policy ensures that executive compensation is aligned with the overall performance of the company, the regions in which it operates and its business units. The executives have an overriding focus on social sustainability including safety, and a large percentage of variable pay is directly linked to keeping our employees safe.

Total reward

When determining remuneration AngloGold Ashanti considers all elements of short-term and long-term fixed and variable pay and ensures that it is consistent with the overall strategic direction of the company and each employee’s individual performance.

For a description of share-based compensation and awards (including cash awards) see “Item 6E: Share Ownership”.

Our executive directors do not receive payment of directors’ fees or committee fees.

Benchmarking

Our executive employees and non-executive directors remuneration is evaluated against a global group of comparator companies. AngloGold Ashanti’s size and complexity as well as each individual executive’s role is reviewed against our peer group and benchmarked based on guaranteed and variable pay. Performance (Company and individual) is a key factor influencing the remuneration of the executive employees.

Our 2018 bespoke benchmark survey was completed by Mercer and market data was aged to be time relevant as the survey is conducted biennially.

Our salary benchmarks are targeted at the market median of a global market in our industry. Where there is a shortage of specialist and/or key technically skilled employees, we offer a salary that may be higher than the benchmark salary.

Each executive’s role is individually sized to ensure the best match possible. The comparison is done for the same or similar roles irrespective of location of work (including a review of purchasing power parity between countries). Each component of remuneration (base salary, short-term incentives, long-term incentives, co-investment plan and employee benefits and allowances) is analysed and compared with our global peer group’s market range and the overall package is reviewed accordingly. The last allocation regarding the long-term incentive and the co-investment plan participation was done in 2017 and 2018, respectively. Our new incentive scheme, the Deferred Share Plan (DSP), was implemented in January 2018. For a description of the DSP, see “Item 6E: Share Ownership-AngloGold Ashanti share incentive scheme-Deferred Share Plan (DSP)”.

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees, including executives, receive retirement benefits under defined contribution plans. Contributions vary based on the employee’s retirement plan. See “Item 18: Financial Statements-Note 10-Employee Benefits” and “Item 18: Financial Statements-Note 28-Provision for Pension and Post-Retirement Benefits”.

EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION

See "Item 18: Financial Statements-Note 33-Related Parties-Directors and other key management personnel-Executive Directors’ and Prescribed Officers’ remuneration".

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

NON-EXECUTIVE DIRECTORS’ REMUNERATION

See "Item 18: Financial Statements-Note 33-Related Parties-Directors and other key management personnel-Non-Executive Director remuneration".

6C.	BOARD PRACTICES

The Board of Directors

The company is governed by a unitary board of directors, the composition of which promotes the balance of authority and precludes any one director from dominating decision-making. Our board membership at year-end comprised 11 directors, nine independent non-executive directors and two executive directors. On 1 January 2020, an additional non-executive director joined the board increasing the number of directors to 12, 10 independent non-executive directors and two executive directors.

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

In terms of the company’s Memorandum of Incorporation (MoI), one third of the directors are required to retire at each Annual General Meeting (AGM) and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the next AGM are Sipho Pityana and Albert Garner who are eligible and have offered themselves for re-election, and Nozipho January-Bardill and Rodney Ruston who have elected not to stand for re-election, in accordance with board policies and guidelines.

The company’s MoI does not set a mandatory retirement age for non-executive directors. However, in accordance with recommendations of King IV - any independent non-executive director serving more than nine years should be subjected to a rigorous review of his or her independence and performance by the board.

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

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2019 were as follows:

Executive committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

Key activities of the board and committees during 2019

The activities of the board and committees during 2019 were aimed at promoting the economic stability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance

The composition of the board and committees at the date of this report and attendance at meetings during 2019 are disclosed in the table below:

	Board	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nomination	Special Committee(5)	NED search(5)
Number of meetings in 2019	7	5	4	4	5	2	2	2
SM Pityana	7	n/a	n/a	4	5	2	2	2
KPM Dushnisky	7	n/a	n/a	n/a	n/a	n/a	2	n/a
AM Ferguson	7	5	n/a	4	n/a	n/a	2	n/a
AH Garner	7	n/a	4	n/a	n/a	2	2	n/a
R Gasant (1)	7	5	4	n/a	n/a	1	n/a	n/a
DL Hodgson(2)	2	n/a	1	n/a	2	n/a	n/a	n/a
NP January-Bardill	7	n/a	n/a	4	5	n/a	n/a	n/a
MJ Kirkwood(3)	2	2	n/a	1	n/a	1	n/a	n/a
KC Ramon	7	n/a	4	n/a	n/a	n/a	n/a	n/a
MDC Ramos (4)	4	n/a	2	n/a	2	n/a	2	1
MC Richter	7	5	n/a	4	n/a	2	n/a	2
RJ Ruston	7	5	4	n/a	n/a	n/a	n/a	n/a
JE Tilk	6	n/a	4	n/a	5	n/a	n/a	1

(1)	R Gasant was appointed to the Nominations Committee with effect from 9 August 2019.

(2)	DL Hodgson retired at the AGM held on 9 May 2019.

(3)	MJ Kirkwood retired at the AGM held on 9 May 2019.

(4)	MDC Ramos was appointed with effect from 1 June 2019

(5)	Two special purpose committees were established by the board during 2019, the Special Board Committee and the NED Search Committee.

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

•	assessed the effectiveness of the group’s external audit function;

•	approved the appointment of the external auditors to provide independent limited assurance on certain sustainability indicators as included in the Sustainable Development Report;

•	reviewed developments in reporting standards, corporate governance and best practice;

•	monitored the governance of information technology (IT) and the effectiveness of the group’s information systems;

•	reviewed the adequacy and effectiveness of the group’s compliance function; and

•	evaluated the effectiveness of the committee through a self-assessment.

Proceedings and Performance Review

The Audit and Risk Committee formally met five times in 2019.

The current members of the Committee are:

Audit and Risk Committee Members	R Gasant (Chairman and independent NED)
RJ Ruston (Independent NED)
MDC Richter (Independent NED)
AM Ferguson (Independent NED)
Number of meetings held from January to December 2019	Five
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

Remuneration and Human Resources Committee

The Remuneration and Human Resources Committee activities are governed by the Terms of Reference (these were reviewed and approved by the board in February 2020). The purpose of the Committee is to assist the Board in discharging its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, employment, severance pay and ongoing perquisites or special benefit items and equity compensation of the Company’s executives, including the Chief Executive Officer as well as retention strategies, design and application of material compensation programmes and share ownership guidelines.

With respect to its mandate on human resources, the Committee has strategic oversight of matters relating to the development of the Company’s human resources with the main objective of creating a competitive human resource for the Group.

The Committee operates in an independent role, operating as an overseer with accountability to the Board. This is accomplished by:

•	Reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer;

•	Evaluating the performance of the Chief Executive Officer in light of these goals and objectives annually and setting compensation based on such evaluation;

•	Ensuring that the mix of fixed and variable pay, in base pay, shares and other elements of compensation meets the company’s requirements and strategic objectives;

•	Linking individual pay with operational and company performance in relation to strategic objectives;

•	Considering the sentiments and views of the company’s investors;

•	Regularly reviewing incentive schemes to ensure continued contribution to shareholder value and ensure that these are administered in terms of the rules;

•	Regularly reviewing human resources strategy aimed at ensuring the supply and retention of sufficient skilled resources to achieve the company’s objectives;

•	Ensure that the remuneration policy and implementation report is put to a non-binding advisory vote at the general meeting of shareholders once every year; and

•	Review the outcome of the implementation of the remuneration policy to ensure that the set objectives are being achieved and fairness is addressed.

The current members of the Committee are:

Remuneration and Human Resource Committee Members	MDC Richter (Chairperson and independent NED)
NP January-Bardill (Independent NED)
SM Pityana (Board Chairman)
AM Ferguson (Independent NED)
Number of meetings held from January to December 2019	Four
Other individuals who regularly attended meetings	KPM Dushnisky (CEO)
TR Sibisi (EVP: Group Human Resources)
P Wolstenholme representing PwC (Independent Advisor to the Committee)
SD Van Rensburg (VP: Group Remuneration and Benefits and Secretary to the Committee)
NED – Non-Executive Director

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

6D.    EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last three financial years was:

	2019	2018	2017
Continental Africa	15,786	14,833	13,593
South Africa	7,870	18,803	26,245
Australia	1,140	1,051	974
Americas	8,114	7,973	8,511
Other, including corporate and non-gold producing subsidiaries	1,353	1,589	2,157
Total*	34,263	44,249	51,480

*	The number of contractors employed on average during 2019 was 14,389.

Labour relations and collective bargaining

At AngloGold Ashanti, all employees have the right to freedom of association and collective bargaining, which we recognise and apply according to the applicable laws and regulations in each of the jurisdictions in which we operate. Only our Australian operations do not have collective bargaining, as this is not recognised in Australia.

In the South African region, in 2018 we concluded wage negotiations and signed a three-year wage agreement with all employee representatives (unions). The region has reduced its footprint, now with fewer employees compared to the previous year, as an ongoing restructuring and divestment process has resulted in a reduction in the number of mines in the portfolio.

The focus in 2019 was on stabilising and consolidating the remaining business units in South Africa. This necessitated extensive consultation with our stakeholders, especially unions and regulators, and we were able to minimise job losses and maintain strong engagement with employees as confirmed in the results of the 2019 Employee Engagement Survey.

In Continental Africa - labour relations remained stable across the region.

In Guinea, at Siguiri, 2019 started with the obligatory biennial requirement to organize and conduct employee representatives’ elections (union elections). The workforce had then been informed of the renewal of the union delegation 45 days before the expiry of their term in accordance with the applicable legislation. The elections were successfully conducted on 8 February 2019. The elections were free and fair leading to the results being accepted by all contestants. Management and the union successfully concluded 2019 wage negotiations, reaching an unprecedented agreement for no salary increases for 2019 and 2020. However, management agreed to a one-off cash payment equivalent of 5% of the annual basic salary.

In Mali, the Sadiola labour relations climate continued to be troubled by the ongoing uncertainty relating to the decision to place the mine in restricted exploitation, and to then suspend exploitation activities. Employee morale was low and a number of industrial actions were experienced during the year.

In Ghana, at Iduapriem, salary adjustment framework agreed with the Ghana Mineworkers Union (GMWU) in mid-2018, was successfully applied for 2019 wage/salary adjustment for bargaining unit employees.

In Tanzania, the third collective bargaining agreement 2019 between Geita and the union (TAMICO) was signed on 19 November 2019. It marked another milestone towards building a long-term relationship based on cooperation between employer and employees.
Geita operates with two trade unions, TAMICO and NUMET. Memberships status for TAMICO stands at 56%, while the minority trade union NUMET commands a 3% membership in the bargaining unit (Paterson grades A-C4). The remaining 41% are non-members but still enjoy services of the two trade unions mentioned above.

In the Americas region, Brazil signed all 3 collective agreements (Nova Lima, Santa Bárbara and Crixás). However it faced some challenges in relation to the Santa Bárbara collective agreement, specifically with the union representatives, and ended up executing the agreement directly with the employees' council. CVSA, in Argentina, completed the 2019 salaries negotiation in January 2020 (when inflation was known and final % increase for 2019 was agreed) and after three prior adjustments made in April, July and October 2019 (% increases).

6E.	SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December 2019, which individually did not exceed one percent of the company’s issued ordinary share capital are included in the annual financial statements, see "Item 18: Note 33-Related Parties-Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares"

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office. See "Item 10H: Documents on Display".

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2019

Refer "Item 18: Note 33 - Related Parties - Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares"

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

The table below summarises each executive director and executive committee member’s accomplishment of the MSR:

Executive	Six-year target Achievement Date	MSR holding as at 31 December 2019 as percentage of net base pay	Three-year MSR Target Achievement Percentage	Six-year MSR Target Achievement Percentage
Executive Directors
KPM Dushnisky	March 2024	279%	100%	200%
KC Ramon	March 2021	507%	75%	150%
Prescribed Officers
SD Bailey(1)	March 2025	81%	75%	150%
PD Chenard(2)	March 2026	0%	75%	150%
GJ Ehm	March 2019	321%	75%	150%
LEybers	March 2023	169%	75%	150%
S Ntuli(1)	March 2025	34%	75%	150%
ME Sanz Perez	March 2019	532%	75%	150%
TR Sibisi	March 2022	155%	75%	150%

(1)	Appointed prescribed officer with effect from 1 January 2019 and the three year MSR achievement is due in March 2022.

(2)	Appointed prescribed officer with effect from 1 April 2019 and the three year MSR achievement is due in March 2023.

ANGLOGOLD ASHANTI SHARE INCENTIVE SCHEME

AngloGold Ashanti operated several share incentive schemes, the BSP, LTIP, CIP, and the DSP through which participating Executive Directors, members of the Executive Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The intention of the incentive scheme is to ensure that the medium to long-term interests of the executive and shareholders are aligned, providing rewards to the executives and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved.

Non-Executive Directors are not eligible to participate in any share incentive scheme.

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

Although Remco has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted. The type and vesting criteria of the options or awards granted are:

Bonus Share Plan (BSP)

Prior to the implementation of the DSP in January 2018, AngloGold Ashanti granted awards under the BSP, which was approved by shareholders at the Annual General Meeting held on 29 April 2005. The scheme has undergone a number of changes, each approved by the shareholders. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in a pro-rata allocation of awards and an earlier vesting date.

Under the scheme, the Executive Committee members received an annual matching allocation of 150 percent of their cash bonus while all other participating employees received an annual matching allocation of 120 percent of their cash bonus. The vesting period runs over a two year period with 50 percent vesting 12 months after the date of issue and the remaining 50 percent vesting 24 months after the date of issue.

The last shares allocation under the BSP, which became fully vested in February 2020, was made in February 2018 in respect of the 2017 performance year due to the implementation of the new incentive scheme, the DSP, in January 2018.

Long Term Incentive Plan (LTIP)

Prior to the implementation of the DSP in January 2018, AngloGold Ashanti granted awards under the LTIP, which was approved by shareholders at the Annual General Meeting held on 29 April 2005. Executive directors and selected senior management were eligible for participation. Each award made in respect of the LTIP entitled the holder to acquire one ordinary share at “nil” cost. Awards granted vested in three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, were met, and provided that the participant remained in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurred, which may have resulted in a pro-rata allocation of awards and an earlier vesting date.

The last share allocation under the LTIP scheme was made in 2017 as cash and or share settled awards. There has not been any allocation under the LTIP scheme since 2017 due to the implementation of the new incentive scheme, the DSP, in January 2018. On 18 February 2020, the Remco approved that the awards granted in 2017 be settled as 50% cash settled and 50% share settled through an AngloGold Ashanti on market share purchase.

Co-investment plan

Prior to the implementation of the Deferred Share Plan (DSP) in January 2018, with effect from February 2013, AngloGold Ashanti operated a co-investment in order to assist our executives in meeting the MSR. Our executives were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), on the conditions below:

Executives were allowed to take up to 50 percent of their after-tax cash bonus and participate in a further matching scheme by purchasing shares in AngloGold Ashanti and the company offered an equity matched their initial investment into the scheme at 150 percent of the equity originally invested, with vesting over a two-year period in two equal tranches provided the executives remained in employment and retained the original investment. Due to the implementation of the new incentive scheme in January 2018, the DSP, the last CIP participation took place in 2018 in respect of the cash bonus for the 2017 performance year. The final company matching investment will be made in 2020 for the executives who participated in 2018.

Deferred Share Plan (DSP)

On 16 May 2017, the shareholders approved the introduction of the DSP to replace the BSP, the LTIP and the CIP with effect from 1 January 2018. The DSP is a single incentive scheme for short-term and long-term performance. Under the DSP, a portion of each award is paid in cash as a bonus and the balance is delivered as either deferred cash or deferred shares (ordinary shares), vesting equally over a period of two, three or five years, depending on the level of the participant. The deferred shares are awarded as conditional rights to shares with dividend equivalents. The total incentive is determined based on a combination of company and individual performance measures, defined annually, and weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive company performance and are weighted to financial outcomes, production, cost and sustainability. Each metric is weighted and has a threshold, target and stretch definition related to the company budget and the desired stretch targets for the year. Below threshold achievement results in no payment. At the end of each financial year, the Company and the CEO, CFO and EVP/COO’s performance is assessed by the Remco and the Board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as a percentage of base salary as follows:

	Cash	Shares	Total Incentive	Cash	Shares	Total Incentive	Cash	Shares	Total Incentive
Level	Threshold Achievement			On Target Achievement			Maximum Achievement
CEO	50.00%	100.00%	150.00%	100.00%	200.00%	300.00%	150.00%	300.00%	450.00%
CFO	42.50%	92.50%	135.00%	85.00%	185.00%	270.00%	127.50%	277.50%	405.00%
EVP/COO	37.50%	87.00%	124.50%	75.00%	174.00%	249.00%	112.50%	261.00%	373.50%

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

Company and individual performance measures are assessed over each financial year, with the exception of certain company measures that are measured over a trailing three-year basis. The first allocation under the DSP was made in February 2019 in respect of the 2018 performance year. For further information about the DSP, see Exhibit 19.4.1.3.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the share-based awards and rights to subscribe for ordinary shares in each company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2019 and subsequent to year end up to 19 March 2020, see "Item 18: Financial Statements-Note 33-Related Parties-Directors and other key management personnel".

PARTICIPATION BY EMPLOYEES IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the share-based awards and rights to subscribe for ordinary shares in the company granted to, and exercised by, employees on an aggregate basis during the year to 31 December 2019, see "Item 18: Financial Statements-Note 11-Share-based payments".

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Overview

Description of AngloGold Ashanti’s share capital

AngloGold Ashanti’s share capital consists of four classes of stock:

•	Ordinary shares, par value 25 South African cents each (the “ordinary shares”);

•	A redeemable preference shares, par value 50 South African cents each (the “A preference shares”);

•	B redeemable preference shares, par value 1 South African cent each (the “B preference shares”); and

•	C redeemable preference shares of no par value (the “C preference shares”).

The authorised and issued share capital of AngloGold at 31 December 2019 is set out below:

Title of class	Authorised	Issued
Ordinary shares	600,000,000	415,301,215
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896
C preference shares	30,000,000	0

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

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2019		2018		2017
At 1 January	412,769,980	103,192,498	410,054,615	102,513,654	408,223,760	102,055,940
Issued during the year:
Exercise of options by participants in the AngloGold Share Incentive Scheme	2,531,235	632,809	2,715,365	678,844	1,830,855	457,714
31 December 2019	415,301,215	103,825,307	412,769,980	103,192,498	410,054,615	102,513,654

During the period 1 January 2020 to and including 19 March 2020, 740,448 ordinary shares were issued at an average issue price of R152.70 per share, resulting in 416,005,663 ordinary shares being in issue at 19 March 2020.

Redeemable preference shares

A and B redeemable preference shares, all of which are held by Eastvaal Gold Holdings Limited, a wholly owned subsidiary of AngloGold Ashanti. The C redeemable preference shares have no par value but have the same rights as the B preference shares save that the C preference shares rank after the B preference shares (but prior to the A preference shares) as regards the payment of dividends, redemption proceeds and payment on winding up of the company. The process to cancel all the A, B and C redeemable preference shares is ongoing.

7A.    MAJOR SHAREHOLDERS

According to information available to the directors, the following are the only shareholders or their associates holding, directly or indirectly, in excess of five percent of the ordinary issued share capital of the company:

Ordinary shares held at	31 December 2019		31 December 2018		31 December 2017
Shareholder*	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights
BlackRock Inc.	41,236,154	9.93	32,926,713	7.98	38,926,159	9.49
Public Investment Corp. of South Africa	30,439,075	7.33	25,395,823	6.15	25,808,607	6.29
Van Eck Global	27,375,511	6.59	52,402,004	12.70

* Shares may not necessarily reflect the beneficial shareholder.

At 31 December 2019, a total of 159,694,660 shares (or 38 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2019, the number of persons who were registered holders of ADSs was reported at 2,197. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at 31 December 2019, there were 11,837 holders on record of AngloGold Ashanti ordinary shares. Of these holders 492 had registered addresses in the United States and held a total of 80,410,115 ordinary shares, 19.36 percent of the total outstanding ordinary shares. In addition, certain accounts on record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 19 March 2020, a total of 152,540,560 ADSs or 37 percent of total issued ordinary share capital were issued and outstanding and held on record by 2,174 registered holders.

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.    RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year ended 31 December 2019:

At 31 December	2019
(in million)	Purchases from related party
$
Purchases of goods and services from related parties
Rand Refinery (Pty) Limited	8
Margaret Water Company	4
Société d’Exploitation des Mines d’Or de Sadiola S.A.	1
13

Amounts due by joint ventures and associates arising from purchases of goods and services are unsecured and non-interest bearing.

At 31 December	2019
(in million)	Sales and services rendered to related parties
$
Sales and services rendered to related parties
Rand Refinery (Pty) Limited	19
Mali joint ventures	5
Gramalote	2
26

As at 31 December 2019 the outstanding balances arising from the sale of goods and services due by associates and joint ventures is $20 million.

As at 31 December 2019 there are no outstanding balances arising from loans owed to related parties.

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

TAX MATTERS

•
The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): In Brazil, MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected MSG’s appeal against the assessment. MSG is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $12 million. Any possible payment by MSG would be set off by an indemnity from Kinross Gold Corporation (Kinross) of $7.5 million provided for as part of the company’s acquisition of Kinross’ interest in MSG in 2012. The matter is currently pending in the State Court of Minas Gerais.

•
Brazilian tax authorities v. AngloGold Ashanti Córrego do Sítio Mineração SA: AngloGold Ashanti’s subsidiaries in Brazil, including AngloGold Ashanti Córrego do Sítio Mineração SA (formerly AngloGold Ashanti Brasil Mineração Ltda), are involved in various disputes with the Brazilian tax authorities. These disputes date back to 2007 and involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the total possible amount involved across all disputes is approximately $25 million.

•
Colombian Tax Office (DIAN) v. AngloGold Ashanti Colombia S.A. (AGAC) and Gramalote Colombia Limited (Gramalote): In January 2013, AGAC received notice from the DIAN that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20 million will be payable if the tax returns are amended. Penalties and interest for the additional taxes may amount to $125 million. The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March and April 2015, before the Administrative Court of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017. On 23 April 2018, the Administrative Court denied AGAC’s arguments with respect to the 2011 income tax litigation. AGAC subsequently appealed this judgment to the Supreme Court of Colombia. A final judgement could take several years. A determination by the Administrative Court with respect to the 2010 income tax litigation is still pending.

In January 2018, AGAC received notice from the DIAN that it also disagreed with AGAC’s 2013 income and equity tax returns on the same basis as the 2010 and 2011 returns, calculating additional tax, along with penalties and interest, of $9 million. On 13 March 2020, AGAC filed a lawsuit before the Administrative Court of Cundinamarca challenging the DIAN’s 2013 assessment. The matter is currently pending. In May 2019, AGAC received notice from the DIAN that it also disagreed with AGAC’s 2014 income and equity tax returns on the same basis as the 2010, 2011 and 2013 returns, calculating additional tax, along with penalties and interest, of $7 million.

In February 2019, Gramalote received notice from the DIAN that it disagreed with its 2013 income and equity tax returns on the same basis as the abovementioned AGAC returns, calculating additional tax, along with penalties and interest, of $9 million which was confirmed in its official assessment issued on 24 January 2020. Gramalote has until 10 June 2020 to file a lawsuit to challenge this official assessment before the administrative courts. In addition, in March 2019, Gramalote received notice from the DIAN that it disagreed with its 2014 income and equity tax returns on the same basis as its 2013 returns, calculating additional tax, along with penalties, of approximately $3 million. In October 2019, the DIAN issued the official assessment for 2014 confirming this amount. On 23 December 2019, Gramalote filed a motion for reconsideration before the DIAN.

The total amount claimed by the DIAN, related to the above tax matters, amounts to $164 million of which $144 million relates to penalties and interest.

Argentina Tax Authority (AFIP) v. Cerro Vanguardia S.A. (CVSA): On 12 July 2013, CVSA received a notification from the AFIP requesting corrections to the 2007, 2008 and 2009 income tax returns of about $1.8 million relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $8.2 million. CVSA and AFIP have corresponded on this issue over the past several years, and the Argentinian tax authorities continue to assert their position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.

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

SOUTH AFRICA

•
Silicosis and tuberculosis litigation: In August 2013, AngloGold Ashanti, along with several other mining companies, was served with a consolidated class action application. In May 2016, the High Court in Johannesburg ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class. In May 2018, settlement of the consolidated class action litigation was reached. The settlement agreement in relation to this silicosis and tuberculosis class action came into effect on 10 December 2019, following the approval of the settlement by the High Court in Johannesburg in July 2019. As a result, a trust (Tshiamiso Trust) was established for a minimum of 13 years responsible for making payments to eligible beneficiaries. The amount of monetary compensation will vary depending on the nature and seriousness of the disease. As of 31 December 2019, AngloGold Ashanti has recorded a provision of $65 million to cover the estimated settlement costs and related expenditure of the silicosis litigation.

COLOMBIA

•
Santa María-Montecristo and La Colosa class action lawsuits: Class action lawsuits are pending in relation to each of AngloGold Ashanti Colombia S.A.’s (AGAC) Santa María-Montecristo and La Colosa projects. Each of the two lawsuits aims to stop exploration and mining in certain restricted areas affected by the projects due to environmental concerns.

In respect of the Santa María-Montecristo class action lawsuit, in September 2011, the Administrative Court of Tolima granted one of the plaintiffs a preliminary injunction suspending AGAC’s mining concession contracts in relation to this project. AGAC has challenged this injunction, nevertheless, it remains in place during the course of the court proceedings. On 30 May 2019, the Administrative Court of Tolima ruled that a technical study be prepared to define the places in which mining activities could be performed in the Combeima canyon without posing any threat to the water reservoirs of Ibagué, the capital of the Tolima department. AGAC’s appeal of this ruling was admitted and is currently pending before the Council of State of Colombia (the highest court for administrative matters). The order to prepare the technical study has been temporarily suspended pending resolution by the Council of State. If AGAC’s appeal before the Council of State is not successful, the company may have to perform a technical study in respect of the Combeima canyon. If the results of the study are unfavourable, certain development activities at the Santa María-Montecristo project may be suspended.

The consolidated La Colosa class action lawsuit originally consisted of four separate class actions. In relation to this project, on 10 October 2016, Tolima’s Administrative Court ordered that a technical study be prepared by a panel of seven experts (selected by the plaintiff, AGAC, universities, the Colombian government and an NGO) to determine whether the La Colosa project presents a “threat” to the environment during its exploration phase. On 4 December 2017, Ibagué’s Third Administrative Court ordered that another technical study, similar to the one described in the October 2016 order, be prepared for the La Colosa project. AGAC appealed both orders. On 6 September 2018, Tolima’s Administrative Court consolidated all class actions in relation to the La Colosa project into one single class action lawsuit which is currently pending before the Council of State. The orders to prepare the technical studies have been temporarily suspended pending resolution by the Council of State. If AGAC’s appeal before the Council of State is not successful, the company may have to perform one or more technical studies in relation to the La Colosa project. If the studies were to conclude that a “threat” exists, certain development activities at the La Colosa project may be suspended.

While the plaintiffs in these class actions have petitioned the courts to cancel the La Colosa and/or Santa María-Montecristo mining concession contracts, the company believes that the judiciary system in Colombia does not have the authority to order such cancellations. Such power, by law, vests solely in the Colombian government which, through the relevant Colombian mining authorities, has the discretion to declare concessions void if a concession holder breaches applicable environmental laws or regulations. The Colombian government, as the authority granting the mining concession contracts, is also a defendant in these class action lawsuits together with AGAC. AGAC continues to oppose, through a variety of integrated legal and political strategies, the class action lawsuits that have been filed against it. However, if plaintiffs prevail and AGAC is unable to perform its core concession contracts as a result of the judicial decision, the company would be required to abandon the La Colosa project and/or Santa María-Montecristo project.

•
Cortolima’s injunction against AngloGold Ashanti Colombia S.A. (AGAC): On 11 March 2013, Cortolima, a regional environmental authority in the Tolima department, issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa mine design-related activities in the municipality of Piedras, AGAC engaged in drilling and other activities that could have negative effects on the environment. The injunction did not include any allegation that AGAC’s actions actually caused any environmental damages in Piedras. AGAC’s challenge of the injunction was unsuccessful before Cortolima. In August 2013, AGAC initiated legal proceeding before the Council of State of Colombia (the highest court for administrative matters) seeking annulment of the injunction as well as restoration of its rights to continue its activities in the area. In November 2019, the Council of State ruled that the competent judicial authority to decide on this matter is the Administrative Court of Tolima and referred the case to that court. This matter is currently pending. The company expects that a final resolution of this matter will include payment of a penalty by AGAC in an amount that is not expected to be material.

•
Piedras and Cajamarca popular consultations: In 2013, the local council of the city of Piedras, near the La Colosa project, organised a popular consultation to ban all mining activities in Piedras (Piedras popular consultation), the result of which was validated by the Administrative Court of Tolima as part of an administrative procedure. Although the Piedras popular consultation did not have an immediate impact on the La Colosa project (due to its distant location from the project), AGAC believes the Piedras popular consultation was in violation of national law in Colombia. In 2013, AGAC filed a ‘tutela’ action (a legal action alleging a violation of AGAC’s constitutional rights) with the Council of State of Colombia (the highest court for administrative issues). In 2014, AGAC’s ‘tutela’ action was dismissed by the Council of State for lack of standing on the grounds that AGAC did not have mining tenements in Piedras. In addition, in 2015, AGAC filed a request for annulment of the administrative acts adopted by the local authorities in furtherance of the results of the Piedras popular consultation, which was rejected by the Second Administrative Court of Ibagué. AGAC’s appeal of this ruling is currently pending before the Administrative Court of Tolima which will have to decide on this matter in light of the recent ruling of the Constitutional Court on popular consultations described below.

In March 2017, the residents of the municipality of Cajamarca also voted in a popular consultation to disapprove mining projects in the municipality, including the La Colosa project (Cajamarca popular consultation). However, the Mining Minister of Colombia subsequently publicly confirmed that Cajamarca’s vote does not apply retroactively implying the Cajamarca popular consultation did not have an immediate impact on AGAC’s rights with respect to the La Colosa project.  In April 2017, AGAC nevertheless suspended all exploration activities at the La Colosa project until there is more certainty about mining activity in Colombia. On 11 October 2018, the Colombian Constitutional Court issued ruling SU-095-2018 stating that local municipalities or regions were not entitled to veto mining activities through popular consultations. The Constitutional Court also ordered the national legislative body, the Congress of Colombia, to enact a law within two years to ensure that local communities and groups are adequately consulted in the approval of mining activities in accordance with specific criteria set out in its ruling. Subsequently, a group of citizens submitted an annulment claim before the Administrative Court of Cundinamarca to cancel AGA’s mining contract in Cajamarca on the grounds of the results of the Cajamarca popular consultation. The annulment claim was admitted on 11 December 2019 and is currently pending before Cundinamarca’s Administrative Court which will have to decide on this matter in light of the abovementioned ruling of the Constitutional Court.

•
La Colosa Human Rights Litigation: In November 2014, the Personero (Ombudsman) of Ibagué, the capital of the Tolima department, filed a petition against the Colombian government before the Inter-American Commission on Human Rights (Commission), based in Washington, D.C., for alleged human rights violations protected by the American Convention on Human Rights (Convention) which has been ratified by Colombia along with many other Central and South American countries. The Commission has the power to refer a case to the Inter-American Court of Human Rights (Court) which is an autonomous judicial institution based in San José, Costa Rica whose purpose is the application and interpretation of the Convention. The petition alleges that the Colombian government denied justice to the Personero as a result of the failure of the Colombian judiciary to resolve the issues raised in two class actions filed by him before the local Colombian administrative courts within a reasonable period of time. Although AGAC is not a party to the suit, its outcome is nevertheless important to the development of the La Colosa project. The Commission currently has not accepted nor referred the case to the Court. If the case would be accepted or referred in the future, the Colombian government will have to defend itself against the lawsuit and will be bound by the findings of the Court. AGAC continues to regularly follow up with the Colombian government for updates.

•
Paramo Delimitation: In November 2016, the Colombian government issued Resolution 1987 delineating certain wetlands or moorlands as environmentally important protected areas, which designation includes certain areas in and around the La Colosa project. In these areas there are limitations, or in some instances outright bans, on mining and mining-related activities. These limitations and bans could potentially adversely impact the design, operations and production of the mining project at the La Colosa project. On 12 June 2017, AGAC filed suit against the Colombian Ministry of the Environment in the Administrative Court of Cundinamarca to annul Resolution 1987 on technical and other grounds. The lawsuit was admitted on 30 April 2019. The Ministry of the Environment, as defendant in this action, is expected to file its response to the annulment claim.

•
Zonte Metals: A Canadian junior mining company, Zonte Metals, filed applications for title to certain corridors, or small slivers of land, overlaying sections of the Gramalote project. The Secretary of Mines of Antioquia, the department in which the Gramalote project is located, denied the applications filed by Zonte Metals. However, Zonte Metals then filed a claim against the Colombian National Mining Agency (ANM) and the Antioquia Secretary of Mines before the Council of State of Colombia, by which it seeks to (i) revoke the resolution that denied its application and (ii) obtain the rights over the corridors requested in its application. The Council of State subsequently enjoined the Antioquia Secretary of Mines and Gramalote Colombia Limited (Gramalote) from progressing a pending application to integrate the disputed corridors with Gramalote’s tenement. The Antioquia Secretary of Mines has filed its response to the Zonte Metals claim, which includes arguments aligned with the interests and position of Gramalote. On 4 September 2017, the Council of State approved Gramalote’s request to be made an interested party to the lawsuit, but it rejected Gramalote’s request to join the Antioquia Secretary of Mines as a co-defendant on 28 August 2019. On 24 January 2019, the Council of State also re-affirmed that the Council of State is the competent judicial authority to hear the matter. The date for the first hearing is currently pending.

GHANA

•
Pompora Treatment Plant Litigation: On 2 April 2013, AngloGold Ashanti (Ghana) Limited (AGAG) received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions but AGAG intends to allow some time to pass prior to applying to have the matter dismissed for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships resulting from the failure of their crops. This matter has been adjourned indefinitely. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution.

•
Mining and Building Contractors Limited: On 11 October 2011, AGAG terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97 million. In December 2015, the proceedings were stayed in the Ghanaian High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel has been constituted and held an arbitration management meeting to address initial procedural matters on 26 July 2019. The arbitration is currently pending.

•
Ghana Mining Licenses Litigation: In January 2019, AGAG and AngloGold Ashanti (Iduapriem) Limited (AAIL), along with other Ghanaian mining companies, were served with writs by two members of the Ghanaian Parliament seeking to invoke the jurisdiction of the Ghanaian Supreme Court (highest court in Ghana) for a declaration that the mining companies were not entitled to carry out any exploitation of minerals otherwise allowed under their relevant mining leases unless the leases had been timely ratified by the Parliament of Ghana. On 19 January 2019, the Ghanaian Attorney General filed its statement of case, agreeing with the position of the plaintiffs (that the mining leases required parliamentary ratification) and requesting that the Supreme Court order the mining companies to pay the Ghanaian government all revenue related to mining activities accrued during the time such mining leases were unratified. On 18 April 2019, AGAG and AAIL, in coordination with the other mining companies, filed their statement of case. The Supreme Court has not yet set a date for the first hearing to commence the case.

On 13 December 2019, AGAG, together with six other mining companies, were served with writs by a private individual seeking similar relief in the High Court of Ghana (instead of the Ghanaian Supreme Court). On 30 January 2020, during the first hearing, the High Court noted that AGAG and the other defendants had filed motions to have the writ struck out and ordered the parties to file their written submissions. The case has been adjourned to the beginning of April 2020 for a ruling on the interlocutory matter.

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

NORTH AMERICA

•
Designated Matters under the Stock Purchase Agreement between AngloGold Ashanti and Newmont Corp.: On 19 October 2017, Newmont Corp. (formerly Newmont Mining Corp.) filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont Corp. with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company (CC&V) in 2015 during the negotiation and sale process. On 18 March 2020, AngloGold Ashanti’s motions for summary judgment were granted and the case was dismissed.

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

•
Geita Gold Mining Limited (GGM) and Samax Resources Limited (Samax) v. Government of Tanzania: On 13 July 2017, GGM and Samax filed a notice of arbitration against the government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. The notice of arbitration was submitted in accordance with Article 12 of the Agreement for the Development of a Gold Mine at Geita, Mwanza between the government of Tanzania and each of GGM and Samax (the MDA), and under the 1976 Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL). The Arbitral Tribunal has been duly constituted. On 15 January 2019, the parties requested that the arbitral proceedings be stayed until 12 July 2019 in order to afford the parties the opportunity to achieve an amicable resolution of the dispute. A further extension of the stay until 13 January 2020 was subsequently granted. On 29 January 2020, the Arbitral Tribunal granted another extension to stay the arbitral proceedings until 13 May 2020 on the basis that this stay is final, unless there are principled grounds for a further stay.

•
Arbitration under the United Kingdom-Tanzania Bilateral Investment Treaty (UK-Tanzania BIT): Unrelated to the arbitration proceedings under the MDA described above, on 4 September 2017, GGM and Samax, together with Cluff Oil Limited and Cluff Mineral Exploration Limited, notified the government of Tanzania in writing that the Tanzanian government’s conduct amounted to a breach of its commitments under the UK-Tanzania BIT. This notice triggered a ‘cooling-off’ period under the UK-Tanzania BIT, pursuant to which the parties had six months to achieve an amicable resolution to their dispute. Following the expiry of the ‘cooling off’ period on 4 March 2018, GGM, Samax, Cluff Oil Limited and Cluff Mineral Exploration Limited are now entitled to submit their dispute with the government of Tanzania to ICSID arbitration in accordance with the terms of the UK-Tanzania BIT to the extent that they may deem this necessary.

BRAZIL

•
Public Civil Action between Mineração Serra Grande S.A. (MSG) and the Goiás State Public Prosecutor's Office (Prosecutor): On 28 August 2019, the Prosecutor filed a public civil action against MSG in the local court of Crixás (Court) arguing that the Serra Grande tailings dam should be deactivated and decommissioned due to its size and upstream construction method. The Prosecutor requested the Court to grant an injunction ordering MSG to, inter alia, decommission the tailings dam, including complete removal of tailings material, by 15 September 2022. Further, the Prosecutor requested that a daily penalty of approximately $245,000 be imposed for MSG’s failure to comply with such injunction. MSG submitted its defence on 27 September 2019 and contends that it has not violated any Brazilian laws or regulations applicable to operations of the Serra Grande tailings dam. On 10 February 2020, the Court granted an injunction in respect of a number of the requests made by the Prosecutors. In line with the legal requirements of ANM Resolution No. 13/19, the injunction ordered the deactivation of the Serra Grande tailings dam by 15 September 2021, but did not include requirements to decommission the tailings dam, or to conduct complete removal of tailings material, by 15 September 2022. On 20 February 2020, MSG filed a motion for clarification in relation to certain items of the Court’s decision. This matter is ongoing.

•
Public Civil Action between AngloGold Ashanti Córrego do Sítio Mineração SA (AGA Mineração) and the Minas Gerais State Public Prosecutor's Office (Prosecutor): On 6 March 2020, the Prosecutor filed a public civil action against AGA Mineração in the local court of Sabará (Court) alleging a violation of Minas Gerais Law No. 23.291/19, which was adopted in February 2019. Article 12 of this law prohibits the grant of an environmental license for construction, installation, expansion or raising of a tailings storage facility if the “dam break” studies identify communities that are located in the self-rescue zone. On 21 February 2020, the state of Minas Gerais approved AGA Mineração’s permit to operate the Cuiabá tailings dam following the determination by the Minas Gerais’ Attorney’s Office that Law No. 23.291/19 does not apply to tailings storage facilities already in operation. In its lawsuit, the Prosecutor requested the Court to grant an injunction ordering the suspension of AGA Mineração’s operational permit for the Cuiabá tailings dam on the grounds that it was issued in violation of this law. On 12 March 2020, AGA Mineração presented its arguments in court challenging the requested injunction. This matter is ongoing.

DIVIDENDS

General

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company’s financial performance. Dividends are recognised when declared by the Board of Directors of AngloGold Ashanti (Board). AngloGold Ashanti’s dividend policy allows the Board to declare an annual dividend to be based on 10 percent of the free cash flow generated by the business for that financial year, before taking into account growth capital expenditure. The Board may exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

Dividends may be declared in any currency at the discretion of the Board or AngloGold Ashanti shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities. Moreover, fluctuations in the exchange rates of the US dollar may affect the US dollar price of the ADSs on the NYSE. For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D: Exchange Controls”, “Item 10E: Taxation-South African Taxation-Taxation of dividends” and “Item 10E: Taxation-United States Taxation-Taxation of dividends”.

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

The dividends tax is generally imposed on the beneficial owner of the dividends. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (Treaty) would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti, provided that the applicable declaration and undertaking are given by the beneficial owner that the reduced rate applies. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. Different rules may apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, certain South African compliance requirements must be met in order to obtain the double tax treaty relief.

8B.	SIGNIFICANT CHANGES

Refer to “Item 18: Financial Statements-Note 37-Subsequent events”.

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

Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

10A.    SHARE CAPITAL

Not applicable.

10B.    MEMORANDUM OF INCORPORATION

At the last annual general meeting held on 9 May 2019, AngloGold Ashanti did not need to seek approval from shareholders to make any changes to its Memorandum of Incorporation (MoI).

Considering the South African nationwide lockdown enforced to combat the Covid-19 pandemic, the board has decided to postpone the annual general meeting (AGM) which was scheduled to take place on 6 May 2020. We will inform shareholders of the new AGM date . AngloGold Ashanti will seek approval from shareholders to substitute clauses 9.1.1.3.2 and 9.2.1.3.2 with new clauses to enable the Company to comply with the provisions of the Companies Act 71 of 2008 (as amended) (the Companies Act) and the JSE Listings Requirements in order to amend the A preference share terms and the B preference share terms at the next AGM.

Registration

AngloGold Ashanti is incorporated under the laws of the Republic of South Africa and registered with the Companies and Intellectual Property Commission under registration number 1944/017354/06. The Companies Act has abolished the requirement for specific “object and purpose” provisions to be included in a memorandum of incorporation and although the MoI is silent on the matter, the company continues to carry on as its main business, gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

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

The board may appoint any person who satisfies the requirements for election as a director to fill any vacancy and serve as a director on a temporary basis until the vacancy is filled by election by shareholders entitled to exercise voting rights in such an election.

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

Share Rights, Preferences and Restrictions

Allotment and Issue of Ordinary Shares

Subject to the JSE Listings Requirements, the Companies Act and/or with approval of shareholders in a general meeting, unissued ordinary shares must be offered to existing ordinary shareholders, pro rata to their shareholdings, unless they are issued for the acquisition of assets. The shareholders in a general meeting may authorise the AngloGold Ashanti board to issue any unissued ordinary shares.

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

As a company with its primary listing on the Johannesburg Stock Exchange, AngloGold Ashanti is required to declare dividends in South African rands. Dividends are paid in South African rands, Australian dollars, Ghanaian cedis and British pounds. Registered holders of AngloGold Ashanti ADSs are paid dividends in US dollars by The Bank of New York Mellon as depositary, in accordance with the Deposit Agreement. See “Item 10C: Material Contracts-The Deposit Agreement”.

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

Voting Rights

Each ordinary share confers the right to vote at all general meetings. Each holder present in person or by proxy or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, holders present or any duly appointed proxy will have one vote for each ordinary share held. A holder of ordinary shares is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York Mellon as the ADS issuer. Holders of Australian Chess Depositary Interests (CDIs) and Ghanaian Depositary Shares (GhDSs) are not entitled to vote in person or by proxy at meetings, but may vote by instructing Chess Depository Nominees and NTHC Limited as depositary, respectively, how to vote their shares.

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

In the case of a class meeting of the A or B preference shares, the sole holder of such shares shall constitute a quorum. Save as aforesaid, the quorum of a shareholders’ meeting is sufficient persons present, in person or by proxy, at the meeting to exercise, in aggregate, at least 25 percent of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting and a quorum must remain present for the continuation of that shareholders meeting, provided that at least three shareholders must be present at the meeting. Such quorum requirement also applies for the consideration of any matter to be decided at the meeting. If the meeting is not quorate within 30 minutes after the appointed time for the meeting to begin (or such longer or shorter period as the chairperson may determine), it will be postponed, without motion, vote or further notice, for 1 week and the shareholders present, in person or by proxy, at the postponed meeting will constitute a quorum. For an ordinary resolution to be approved by shareholders, it must be supported by more than 50 percent of the voting rights exercised on the resolution. For a special resolution to be approved by shareholders, it must be supported by at least 75 percent of the voting rights exercised on the resolution.

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

10C.    MATERIAL CONTRACTS

Revolving Credit Facilities

General

On 7 July 2015, AngloGold Ashanti Limited, as borrower, entered into a five-year unsecured syndicated revolving credit facility with Nedbank Limited, as facility agent, who in conjunction with ABSA Bank Limited constitute the lenders. This credit agreement provides for a ZAR 1.4 billion (about $98 million) revolving credit facility available for drawing in South African Rands. The facility bears interest at JIBAR plus 1.65% per annum. This facility was cancelled on 19 February 2020.

On 23 August 2016, Geita Gold Mining Limited and Societé AngloGold Ashanti de Guinée S.A., as borrowers, entered into a three-year unsecured revolving credit facility agreement of $100 million with Nedbank Limited, as lender. Interest is currently charged at a margin of between 6.2% and 8% above LIBOR. On 29 January 2019, $35 million of this facility was combined with the Geita Revolving Credit Facility. The remaining portion of $65 million was renewed for a further three years on 27 February 2019. As of 19 March 2020, this facility is fully drawn.

On 3 November 2017, AngloGold Ashanti Limited, as borrower, entered into a new three-year unsecured revolving credit facility of ZAR 1 billion (about $71 million) with The Standard Bank of South Africa Limited, as facility agent and lender. This credit agreement includes an option, on application, to extend the facility for two years. The option was exercised. The facility bears interest at JIBAR plus 1.3% per annum. As of 19 March 2020, this facility is fully drawn.

On 12 December 2017, AngloGold Ashanti Limited, as borrower, entered into a three-year unsecured syndicated revolving credit facility of ZAR 2.5 billion (about $179 million) (the ZAR Revolving Credit Facility) with Nedbank Limited and ABSA Bank Limited, as lenders. The ZAR Revolving Credit Facility replaced a ZAR 1.5 billion revolving credit facility entered into on 3 December 2013. The agreement includes an option, on application, to extend the facility for two years. The option was exercised. The facility bears interest at JIBAR plus 1.8% per annum. As of 19 March 2020, ZAR 450 million was drawn under this revolving facility.

On 6 April 2018, Geita Gold Mining Limited, as borrower, entered into a three-year unsecured multi-currency revolving credit facility agreement of $115 million with Nedbank Limited, as underwriter and agent, and certain financial institutions party thereto, as original banks (the Geita Revolving Credit Facility). The agreement has been amended and restated on 29 January 2019. Facility A is a US dollar based facility with interest charged at a margin of 6.7% above LIBOR. Facility B is a Tanzanian shilling facility capped at the equivalent of $45 million with interest charged at a margin of 5% plus a reference rate as determined by the lending agent. As of 19 March 2020, the equivalent of $110 million was drawn under this revolving facility.

On 23 October 2018, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a new five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the Multi-Currency Revolving Credit Facility) with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consists of a US dollar based facility (base currency) with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. As of 19 March 2020, the equivalent of $945 million was drawn under this Revolving Credit Facility.

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

Financial covenant

The revolving credit agreements include a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the revolving credit agreements) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the revolving credit agreements, for one six-month period subject to certain criteria. Refer to “Item 18: Financial Statements-Note 36-Capital Management” for the formulae used in the revolving credit agreements to test compliance with the covenants.

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

The offering of the 2010 Notes was registered under the Securities Act. The 2010 Notes were listed on the New York Stock Exchange.

For further information, see “Note 26: Borrowings” to our Annual Financial Statements included in Item 18 of this Annual Report, “Item 5B: Liquidity and Capital Resources” and “Item 19: Exhibits to Form 20-F”.

Description of AngloGold Ashanti ADSs

The Bank of New York Mellon issues AngloGold Ashanti’s American Depositary Shares, or ADSs. Each ADS represents the ownership interest of one ordinary share of AngloGold Ashanti.

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

Description of the ADSs

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one ordinary share (or a right to receive one share) deposited with Standard Bank of South Africa Limited, FirstRand Bank Limited or HSBC Bank Australia Limited, each as a custodian for The Bank of New York Mellon, and all of which are referred to collectively as “the Custodian”. Each ADS also represents any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York Mellon’s Corporate Trust Office at which the ADSs are administered is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is also located at 240 Greenwich Street, New York, New York 10286.

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

AngloGold Ashanti does not treat ADS holders as its shareholders and ADS holders do not have shareholder rights. South African law governs shareholder rights. The Bank of New York Mellon is the holder of the shares underlying the ADSs. Registered holders of ADSs have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of The Bank of New York Mellon. New York law governs the Deposit Agreement and the ADSs.

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

If The Bank of New York Mellon makes these types of subscription rights available to holders of ADS, upon instruction from holders of ADSs, it will exercise the rights and purchase AngloGold Ashanti’s ordinary shares on their behalf. The Bank of New York Mellon will then deposit the AngloGold Ashanti ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.

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

The Bank of New York Mellon is not responsible if, based on available information, it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AngloGold Ashanti has no obligation to register ADSs, AngloGold Ashanti ordinary shares, rights or other securities under the US Securities Act of 1933. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of ADSs, AngloGold Ashanti ordinary shares, or any other rights to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impracticable for AngloGold Ashanti to make them available to the holders of ADSs.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will deliver ADSs if a holder of AngloGold Ashanti’s ordinary shares or its broker deposits AngloGold Ashanti’s ordinary shares or evidence of rights to receive ordinary shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names such holder of AngloGold Ashanti ordinary shares requests and will deliver the ADSs at its Corporate Trust Office to the persons such holders request.

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

The Bank of New York Mellon will try, as far as practicable, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti’s MoI and of the deposited securities and any applicable rule of the JSE. The Bank of New York Mellon will only vote or attempt to vote as such holders of ADSs instruct.

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

Payment of Taxes

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York Mellon may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If The Bank of New York Mellon sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property remaining after it has paid the taxes.

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

•	pursuant to the Deposit Agreement agree to indemnify each other under certain circumstances.

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

The Bank of New York Mellon may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York Mellon or AngloGold Ashanti are closed, or at any time if either AngloGold Ashanti or The Bank of New York Mellon thinks it advisable to do so.

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

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Eswatini (formerly Swaziland) and the Republic of Namibia. The exchange control regulations, which are administered by the Financial Surveillance Department of the South African Reserve Bank (SARB), are applied throughout the Common Monetary Area and regulate transactions (including capital flows into and out of the Common Monetary Area) involving South African residents, including natural persons and legal entities.

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

General
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

The following summary of the South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

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

The dividends tax is generally imposed on the beneficial owner of the dividends. The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti, provided that the applicable declaration and undertaking are given by the beneficial owner that the reduced rate applies. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. Even though the domestic rate is 20 percent on the net amount of the dividends, the maximum rate that is payable under the Treaty is 15 percent of the gross amount of the dividends. Different rules may apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, certain South African compliance requirements must be met in order to obtain the double tax treaty relief, amongst others the completion of a declaration and undertaking by the beneficial owners in favour of the Company and/or the relevant participant. In terms of the latest tax proposals the declaration and undertaking need to be renewed at least every five years unless the regulated intermediary is subject to the provisions of the US Foreign Account Tax Compliance legislation.

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

The word 'transfer' is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security which results in a change in beneficial ownership.  The cancellation or redemption of a security is also regarded as a 'transfer' unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership is not regarded as a 'transfer' for STT purposes. A security is also defined as a depositary receipt in a company. Accordingly, STT is payable on the transfer of a depositary receipt issued by a company, including specifically the ADSs issued by AngloGold Ashanti. Generally, the central securities depositary that has been accepted as a participant in terms of the Financial Markets Act, is liable for the payment of the STT, on the basis that it is recoverable from the person to whom it is transferred.

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

Value-Added Tax

The issue or transfer of shares is not a taxable supply for value-added tax (“VAT”) purposes. However, fees charged by independent service providers would be subject to VAT at the standard rate of 15%.

United States Taxation

General
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

Subject to the passive foreign investment company considerations discussed below, upon the sale, exchange or other disposition of shares, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the holder’s tax basis, determined in US dollars, in the shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations under the Code.

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

Passive foreign investment company considerations
A foreign corporation will be classified a passive foreign investment company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended 31 December 2019 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterised as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares.
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

•	Daily	Treasurer
•	Monthly	Executive Committee
•	Quarterly	Audit and Risk Committee and Board of Directors
•	Half-yearly	Audit and Risk Committee, Board of Directors and shareholder reports

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

As at 31 December 2019, the group had no commitments against future production potentially settled in cash.

In January 2020, AGA entered into Asian style zero-cost collars for a total of 130,900 ounces ( i.e. 70% of Argentina’s annual gold production) for the period February 2020 to December 2020. The strike prices are $1,500 per ounce on the floor and an average price of $1,701.34 per ounce on the cap.

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

As at 31 December 2019 and 2018, the group had no open forward exchange or currency option contracts in its currency hedge position.

IFRS guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

•
Contracts that meet the criteria for hedge accounting are designated as hedging instruments, hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges. Cash flow hedge losses pertaining to capital expenditure of $1 million as at 31 December 2019 (2018: $1 million) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.

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

Cash and loans advanced maturity profile

		2019				2018
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year		$21	0.58	103	1.09	—	—	131	1.99
	ZAR	166	6.56	25	5.00	121	6.44	21	5.25
	AUD	—	—	41	0.23	—	—	52	0.20
	BRL	—	—	33	5.94	—	—	64	6.13
	ARS	1,831	35.00	81	28.00	—	—	—	—

Borrowings maturity profile

	Within one year		Between One and two years		Between Two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$731	5.4	65	9.3	811	5.5	291	6.5	1,898
ZAR	9	8.2	—	—	999	8.5	—	—	1,008
BRL	1	3.2	—	—	1	3.2	—	—	2
AUD	—	—	—	—	22	2.3	—	—	2
TZS	4,955	12.5	103,185	12.5	—	—	—	—	108,140

The table above is based on the borrowings as at 31 December 2019 including borrowing cost and accrued interest but excludes any fair value adjustments.

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Total Borrowings amount (million)
	$731	5.4	811	5.5	356	5.3	1,898
ZAR	9	8.2	999	8.5	—	—	1,008
BRL	1	3.2	1	3.2	—	—	2
AUD	—	—	—	—	22	2.3	22
TZS	4,955	12.5	103,185	12.5	—	—	108,140

The table above is based on the borrowings as at 31 December 2019 including borrowing cost and accrued interest but excludes any fair value adjustments.

Non-performance risk

Realisation of contracts is dependent upon counterparts’ performance. The group has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the year. The group spreads its business over a number of financial and banking institutions to minimise the risk of potential non-performance. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put in place.

The combined maximum credit risk exposure at balance sheet date amounts to $644 million in 2019 for financial assets (2018: $495 million) and nil million for financial guarantees (2018: nil). Credit risk exposure netted by open derivative positions with counterparts was nil (2018: nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group’s financial instruments, as measured at 31 December, are as follows (assets (liabilities)):

	2019		2018
	Carrying Amount	Fair value	Carrying Amount	Fair value
(millions)	$	$	$	$
Cash and cash equivalents	456	456	329	329
Restricted cash	64	64	66	66
Short-term borrowings	(734)	(741)	(139)	(139)
Long-term borrowings	(1,299)	(1,394)	(1,911)	(1,945)
Listed investments - FVTPL	21	21	19	19
Listed investments - FVTOCI	82	82	69	69
Listed and unlisted investments - held to maturity	67	67	59	59
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

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2019	2018
(millions)	$	$
Unrealised
Other commodity contracts(1)	8	2

(1)	Included in other commodity contracts are amounts transferred to held for sale liabilities.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2019 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2019
	Change in exchange rate	Change in borrowings Total
		$M
Debt
ZAR denominated (R/$)	Spot (+R1.50)	(7)
TZS denominated (TZS/$)	Spot (+TZS250)	(5)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(1)

	2019
	Change in exchange rate	Change in borrowings Total
		$M
Debt
ZAR denominated (R/$)	Spot (-R1.50)	9
TZS denominated (TZS/$)	Spot (-TZS250)	6
AUD denominated (AUD/$)	Spot (-AUD0.1)	1

ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	DEBT SECURITIES

Not applicable

12B.	WARRANTS AND RIGHTS

Not applicable

12C.	OTHER SECURITIES

Not applicable

12D.	AMERICAN DEPOSITARY SHARES

12D.3.	DEPOSITARY FEES AND CHARGES

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

For further information, refer to “Item 10C: Material Contracts - The Deposit Agreement”.

12D.4.	DEPOSITARY PAYMENTS FOR 2019

For the year ended 31 December 2019, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $1,097,316.10 (2018: $557,454) mainly for investor relations related expenses.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures: As of 31 December 2019, (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

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

There have been no further changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended 31 December 2019 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

See Item 3D, Risk Factors, of this annual report on Form 20F for risk factors related to maintaining an effective system of internal control over financial reporting.

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
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of AngloGold Ashanti Limited

Opinion on Internal Control over Financial Reporting

We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework) (the COSO criteria). In our opinion, AngloGold Ashanti Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)(PCAOB), the consolidated statement of financial position of AngloGold Ashanti Limited as of 31 December 2019, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2019, and the related notes and our report dated 27 March 2020 expressed an unqualified opinion thereon.
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
27 March 2020

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

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended 31 December 2019, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2019 and 2018.

	2019	2018
(in millions)	$	$
Audit fees(1)	5.77	5.96
Audit-related fees(2)	1.14	0.76
Tax fees(3)	0.07	0.18
All other fees(4)	0.09	0.02
Total	7.07	6.92

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

The Audit and Risk Committee has delegated the approval authority to the chairman of the committee, Mr. Rhidwaan Gasant or his designated official. The approval may take the form of a written or oral instruction, and in the case of an oral instruction this would be ratified at the next Audit and Risk Committee meeting. On a half yearly basis a summary of all approvals and work to date is tabled at the Audit and Risk Committee meeting.

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2019 were reviewed and approved according to the procedures above. None of the services provided during 2019 were approved under the de minimis exception allowed under the Exchange Act.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2019.
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

The consolidated financial statements for the year ended 31 December 2019 were authorised for issue by the Board of Directors on 27 March 2020 and were signed on its behalf by Kelvin Paul Michael Dushnisky, Chief Executive Officer, Kandimathie Christine Ramon, Chief Financial Officer, Sipho M. Pityana, Chairman of the Board of Directors, and Rhidwaan Gasant, Chairman of the Audit and Risk Committee.

Report of independent registered public accounting firm

To the shareholders and the board of directors of AngloGold Ashanti Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (“the Company”) as of 31 December 2019, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019, 2018, and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards (“IFRS’) as Issued by the International Accounting Standards Board.

We did not audit the financial statements of Kibali (Jersey) Limited (“Kibali”), a corporation in which the Company has a 50% interest. In the consolidated financial statements, the Company’s investment in Kibali was stated at $1,506 million, $1,439 million and $1,423 million as of 31 December 2019, 2018 and 2017, respectively, the Company’s equity in the net income of Kibali was stated at $143 million in 2019, $104 million in 2018 and, $9 million in 2017. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 27 March 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Description of the Matter	Geita VAT recoverability

At 31 December 2019, the Company’s Geita mine has recorded $119 million of VAT receivables due from the Tanzanian Revenue Authority (TRA). $35 million has been classified as current assets, and the remaining $84 million is classified as non-current assets based on management’s estimate of when the Geita mine will be able to offset the VAT receivables with future taxes.
As disclosed in note 22 to the consolidated financial statements, an amendment, effective 20 July 2017, to Tanzania’s mining legislation included an amendment to the VAT Act 2015 to the effect that no input tax credit can be claimed for expenses incurred in the production of raw minerals which are to be exported, resulting in Geita’s VAT input claims being disqualified since then by the Tanzania Revenue Authorities. In the current year, an amendment issued by the Tanzanian Ministry of Minerals, effective 22 February 2019, provided clarity on the definition of raw minerals. This amendment has not yet been accepted by the Tanzanian Revenue Authorities, resulting in VAT input claims and offsets from 2017 still not being allowed. The total of VAT input claims submitted since July 2017 is $134 million.
Auditing the recoverability of these receivables involved significant judgement in assessing whether the TRA will accept the definition of raw minerals and also assessing the timing of when the VAT receivable balance will be recovered. As a result, we required the involvement of our tax specialist, and a significant amount of time was spent in assessing the position put forward by management and their external legal counsel whilst considering correspondence with the TRA received to date.

How We Addressed the Matter in Our Audit
Our procedures to address this matter included, amongst others, obtaining an understanding, evaluating the design and testing the operating effectiveness of certain internal controls over the Company’s assessment of tax law and the process to estimate the recoverability of the VAT receivable. We read correspondence between management, the TRA and the Mining Commission, including correspondence related to the tax returns and assessments received during the year. We read external legal counsel opinions obtained by management to support their interpretation of the tax legislation for set-offs in this manner. We involved our tax professionals with specialised skills and knowledge to assist us to evaluate the recoverability of the VAT receivable based on the above correspondence and their interpretation of legislation, including historical payments and offsets received to date for claims prior to July 2017. We evaluated the classification of the VAT receivables as current or non-current, based on management’s estimated scheduling of setting off the VAT receivables. This scheduling is based on management’s forecasts of available taxable income against which set offs can be made. We evaluated the VAT receivable disclosure in the consolidated financial statements.

Description of the Matter	Rehabilitation and decommissioning provision

At 31 December 2019 the rehabilitation and decommissioning provision amounted to $730 million ($619 million classified as non-current liabilities, $15 million classified as current liabilities and $96 million transferred to assets and liabilities held for sale).
The Company incurs obligations to close, restore and rehabilitate its mine sites. Auditing the Company’s rehabilitation and decommissioning provision is complex due to the significance, as well as the high estimation uncertainty of the provision. The determination of the provision is based on, among other things, judgements and estimates of current damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. These assumptions are inherently judgemental and subject to continued mining activity and rehabilitation, legislation and environmental changes, which cannot be predicted with certainty. For instance, in the current year the Brazilian Mining Agency issued Resolution 13, which states that tailings storage facilities (TSF) that were built based on the upstream method should be decommissioned by 15 September 2022. The Serra Grande mine in Brazil has one upstream TSF that was impacted by this change in legislation, resulting in an increase in the provision.
The disclosures are included in Note 27 Environmental rehabilitation and other provisions, and Note 30 Trade, other payables and provisions to the consolidated financial statements.

How We Addressed the Matter in Our Audit
Our procedures to address this matter included, amongst others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s process to estimate rehabilitation and decommissioning provisions. For example, we tested controls over the determination of key inputs such as life of mine reserves and production profile, discount rates, inflation and exchange rates, and the nature, amount and timing of future rehabilitation costs.
With the support of valuation specialists, we assessed management’s macro-economic assumptions in their rehabilitation models by comparing them to available market information. The most significant of these macro-economic assumptions were the risk-free interest rates, expected inflation and exchange rates. We tested the mathematical accuracy of the valuation models. We compared the timing of the expected cash flows with reference to the life of mine plans for the respective mines. We compared the current year cash flow assumptions to those of the prior year and considered management’s explanations where these have changed or deviated. We compared the cost rates used by management to publicly available information, as well as ongoing rehabilitation activities undertaken by the Company. With the support of our environmental specialists we inquired of operational management whether additional environmental disturbance occurred since the prior year that would require additional rehabilitation in the future and compared this information to the current mine plan. We inspected reports of the Company’s mine closure plans and assessments of the timing and determination of costs to be incurred prepared by management’s external and internal experts. We, together with our specialists, evaluated the reports prepared by management’s internal experts and external experts, where these had been engaged by management, to assist in the calculation of the provision. We, together with our specialists, evaluated the scope, competency and objectivity of the external experts engaged by management, including their professional qualifications, experience, and use of industry accepted methodology. We evaluated the related disclosures in the consolidated financial statements.

Description of the Matter	Planned disposal of the South African Assets

On 9 May 2019, management announced that it had commenced a process to review divestment options for its remaining South African assets.
Management performed an assessment of whether the planned disposal of the remaining South African assets met the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The application of IFRS 5 is subjective, particularly in determining whether the completion of the sale is highly probable within 12 months. Management has concluded that this threshold was met at 31 December 2019. On 12 February 2020, prior to the release of the annual financial statements, management announced that a sale and purchase agreement for disposal of the South African assets was signed. Disclosure of this post balance sheet event is included in Note 37 to the consolidated financial statements.
The planned disposal of the remaining South African assets represents a significant change to the composition of the Company’s South African operations, resulting in these assets being reflected as discontinued operations. The results of these businesses and operations, including the adjustment of the carrying value to fair value less cost to sell have been separately presented from continuing operations in the income statement with comparative numbers restated accordingly.
Auditing management’s assessment of IFRS 5 is subjective. In addition, the accounting for discontinued operations is complex in terms of the identification and separation of the financial effects (related income and expenditure) between continuing and discontinued operations, as well as identifying the specific assets and liabilities, including the tax effects, included within the scope of the divestiture.
The disclosures of this matter are included in Note 9 to the consolidated financial statements.

How We Addressed the Matter in Our Audit
Our procedures to address this matter included, amongst others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s processes to approve and account for the transaction including separation of financial items between discontinued and continued operations.
Through discussions with management and inspection of minutes of meetings, we assessed management’s plans to dispose of the remaining South African assets. We inquired into the status of the transaction at year-end, read the offer agreements from potential buyers and considered whether the then conditions, including ongoing sales negotiations, met the ‘highly probable’ threshold of IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations at year-end.
We considered management’s estimate of fair value less costs to sell, including the determination of the deferred consideration component, which included assessing the key assumptions applied and evaluating the explanations provided by management through comparing the key assumptions to market data, where available. For example, we compared the future production volumes to the mine plans and involved our specialists to assist with assessing the discount rate applied by management.
We assessed management’s accounting policies and procedures for accounting for discontinued operations under IFRS 5. We considered management’s determination of the operations that should be separated and presented as discontinued operations and compared the assets and liabilities that were reclassified as held for sale to those listed in the sales and purchase agreement. We considered the impact of current and deferred taxes as it relates to the planned disposal and reclassification of the assets and liabilities.
We evaluated the adequacy of the disclosures in the consolidated financial statements, including the disclosure of the post-balance sheet events.

/s/Ernst & Young Inc.
We have served as the Company’s auditor since 1944
Johannesburg, Republic of South Africa
27 March 2020

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED
Group – income statement
FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 and 2017

		2019	2018	2017
Figures in millions	Notes		Restated	Restated
		US Dollars
Continuing operations
Revenue from product sales	3	3,525	3,336	3,394
Cost of sales	4	(2,626)	(2,584)	(2,607)
Gain (loss) on non-hedge derivatives and other commodity contracts		5	(2)	—
Gross profit (loss)	2	904	750	787
Corporate administration, marketing and other expenses	5	(82)	(76)	(64)
Exploration and evaluation costs		(112)	(98)	(105)
Impairment, derecognition of assets and profit (loss) on disposal		(6)	(7)	(2)
Other expenses (income)	6	(83)	(79)	(150)
Operating profit (loss)		621	490	466
Interest income		14	8	8
Dividend received		—	2	—
Foreign exchange losses		(12)	(9)	(11)
Finance costs and unwinding of obligations	7	(172)	(168)	(157)
Share of associates and joint ventures’ profit (loss)	8	168	122	22
Profit (loss) before taxation		619	445	328
Taxation	12	(250)	(212)	(163)
Profit (loss) after taxation from continuing operations		369	233	165
Discontinued operations
Profit (loss) from discontinued operations	9	(376)	(83)	(336)
Profit (loss) for the year		(7)	150	(171)

Allocated as follows:
Equity shareholders
- Continuing operations		364	216	145
- Discontinued operations		(376)	(83)	(336)
Non-controlling interests
- Continuing operations		5	17	20
		(7)	150	(171)

Basic earnings (loss) per ordinary share (cents)	13	(3)	32	(46)
Earnings (loss) per ordinary share from continuing operations		87	52	35
(Loss) earnings per ordinary share from discontinued operations		(90)	(20)	(81)

Diluted earnings (loss) per ordinary share (cents)	13	(3)	32	(46)
Earnings (loss) per ordinary share from continuing operations		87	52	35
(Loss) earnings per ordinary share from discontinued operations		(90)	(20)	(81)

ANGLOGOLD ASHANTI LIMITED
Group – statement of comprehensive income
FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 and 2017

Figures in millions	2019	2018	2017
		Restated	Restated
	US Dollars
Profit (loss) for the year	(7)	150	(171)

Items that will be reclassified subsequently to profit or loss:	4	(150)	148
Exchange differences on translation of foreign operations	4	(150)	123
Available-for-sale financial assets			25
Net gain (loss) on available-for-sale financial assets			20
Release on impairment of available-for-sale financial assets			3
Release on disposal of available-for-sale financial assets			(6)
Deferred taxation thereon			8

Items that will not be reclassified subsequently to profit or loss:	10	9	6
Net gain (loss) on equity investments	6	9
Actuarial gain (loss) recognised	2	5	8
Deferred taxation thereon	2	(5)	(2)

Other comprehensive income (loss) for the year, net of tax	14	(141)	154

Total comprehensive income (loss) for the year, net of tax	7	9	(17)

Allocated as follows:
Equity shareholders
- Continuing operations	378	75	299
- Discontinued operations	(376)	(83)	(336)
Non-controlling interests
- Continuing operations	5	17	20
	7	9	(17)

ANGLOGOLD ASHANTI LIMITED
Group – statement of financial position
AS AT 31 DECEMBER 2019, 2018 and 2017

Figures in millions	Notes	2019	2018	2017
		US Dollars
ASSETS
Non-current assets
Tangible assets	15	2,592	3,381	3,742
Right of use assets	16	158
Intangible assets	17	123	123	138
Investments in associates and joint ventures	19	1,581	1,528	1,507
Other investments	20	76	141	131
Inventories	21	93	106	100
Trade, other receivables and other assets	22	122	102	67
Deferred taxation	29	105	—	4
Cash restricted for use	23	31	35	37
		4,881	5,416	5,726
Current assets
Other investments	20	10	6	7
Inventories	21	632	652	683
Trade, other receivables and other assets	22	250	209	222
Cash restricted for use	23	33	31	28
Cash and cash equivalents	24	456	329	205
		1,381	1,227	1,145
Assets held for sale	9	601	—	348
		1,982	1,227	1,493

Total assets		6,863	6,643	7,219
EQUITY AND LIABILITIES
Share capital and premium	25	7,199	7,171	7,134
Accumulated losses and other reserves		(4,559)	(4,519)	(4,471)
Shareholders’ equity		2,640	2,652	2,663
Non-controlling interests		36	42	41
Total equity		2,676	2,694	2,704

Non-current liabilities
Borrowings	26	1,299	1,911	2,230
Lease liabilities	16	126
Environmental rehabilitation and other provisions	27	697	827	942
Provision for pension and post-retirement benefits	28	100	100	122
Trade, other payables and provisions	30	15	3	3
Deferred taxation	29	241	315	363
		2,478	3,156	3,660
Current liabilities
Borrowings	26	734	139	38
Lease liabilities	16	45
Trade, other payables and provisions	30	586	594	638
Taxation	31	72	60	53
		1,437	793	729
Liabilities held for sale	9	272	—	126
		1,709	793	855

Total liabilities		4,187	3,949	4,515

Total equity and liabilities		6,863	6,643	7,219

ASHANTI LIMITED
Group – statement of cash flows
FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 and 2017

Figures in millions	Notes	2019	2018	2017
			Restated	Restated
		US Dollars
Cash flows from operating activities
Receipts from customers		3,535	3,339	3,418
Payments to suppliers and employees		(2,433)	(2,408)	(2,351)
Cash generated from operations	32	1,102	931	1,067
Dividends received from joint ventures		77	91	6
Taxation refund	31	7	5	14
Taxation paid	31	(228)	(171)	(174)
Net cash inflow (outflow) from operating activities from continuing operations		958	856	913
Net cash inflow (outflow) from operating activities from discontinued operations		89	1	84
Net cash inflow (outflow) from operating activities		1,047	857	997

Cash flows from investing activities
Capital expenditure
- project capital		(336)	(170)	(132)
- stay-in-business capital		(367)	(405)	(543)
Interest capitalised and paid		(6)	—	—
Dividends from other investments		—	2	—
Proceeds from disposal of tangible assets		3	10	3
Other investments acquired		(9)	(13)	(8)
Proceeds from disposal of other investments		3	7	3
Investments in associates and joint ventures		(5)	(8)	(27)
Loans advanced to associates and joint ventures		(3)	(5)	(6)
Loans repaid by associates and joint ventures		23	22	—
Decrease (increase) in cash restricted for use		—	(6)	(8)
Interest received		14	5	7
Net cash inflow (outflow) from investing activities from continuing operations		(683)	(561)	(711)
Net cash inflow (outflow) from investing activities from discontinued operations		(54)	226	(151)
Cash in subsidiaries sold and transferred to held for sale		(6)	—	—
Net cash inflow (outflow) from investing activities		(743)	(335)	(862)

Cash flows from financing activities
Proceeds from borrowings		168	753	815
Repayment of borrowings		(123)	(967)	(767)
Repayment of lease liabilities		(42)
Finance costs - borrowings	26	(128)	(130)	(138)
Finance costs - leases		(9)
Bond settlement premium, RCF and bond transaction costs		—	(10)	—
Dividends paid		(43)	(39)	(58)
Net cash inflow (outflow) from financing activities from continuing operations		(177)	(393)	(148)
Net cash inflow (outflow) from financing activities from discontinued operations		—	—	—
Net cash inflow (outflow) from financing activities		(177)	(393)	(148)

Net increase (decrease) in cash and cash equivalents		127	129	(13)
Translation		—	(5)	3
Cash and cash equivalents at beginning of year		329	205	215
Cash and cash equivalents at end of year	24	456	329	205

ANGLOGOLD ASHANTI LIMITED
Group – statement of changes in equity
FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 and 2017

	Equity holders of the parent
Figures in millions	Share capital and premium	Other capital reserves(1)	Retained earnings (Accumulated losses)(2)	Fair value through OCI	Available- for-sale reserve	Actuarial gains (losses)	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
US Dollars
Balance at 31 December 2016	7,108	116	(3,119)		17	(21)	(1,386)	2,715	39	2,754
Profit (loss) for the year	—	—	(191)		—	—	—	(191)	20	(171)
Other comprehensive income (loss)	—	—	—		25	6	123	154	—	154
Total comprehensive income (loss)	—	—	(191)		25	6	123	(37)	20	(17)
Shares issued	26	—	—		—	—	—	26	—	26
Share-based payment for share awards net of exercised	—	(1)	—		—	—	—	(1)	—	(1)
Dividends paid (note 14)	—	—	(39)		—	—	—	(39)	—	(39)
Dividends of subsidiaries	—	—	—		—	—	—	—	(19)	(19)
Translation	—	9	(10)		1	(1)	—	(1)	1	—
Balance at 31 December 2017	7,134	124	(3,359)		43	(16)	(1,263)	2,663	41	2,704
Impact of adopting IFRS 9	—	—	10	33	(43)	—	—	—	—	—
Opening balance under IFRS 9	7,134	124	(3,349)	33	—	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the year	—	—	133	—		—	—	133	17	150
Other comprehensive income (loss)	—	—	—	5		4	(150)	(141)	—	(141)
Total comprehensive income (loss)	—	—	133	5		4	(150)	(8)	17	9
Shares issued	37	—	—	—		—	—	37	—	37
Share-based payment for share awards net of exercised	—	(17)	—	—		—	—	(17)	—	(17)
Dividends paid (note 14)	—	—	(24)	—		—	—	(24)	—	(24)
Dividends of subsidiaries	—	—	—	—		—	—	—	(15)	(15)
Transfer of gain on disposal of equity investments	—	—	1	(1)		—	—	—	—	—
Translation	—	(11)	12	—		—	—	1	(1)	—
Balance at 31 December 2018	7,171	96	(3,227)	37		(12)	(1,413)	2,652	42	2,694
Profit (loss) for the year	—	—	(12)	—		—	—	(12)	5	(7)
Other comprehensive income (loss)	—	—	—	8		2	4	14	—	14
Total comprehensive income (loss)			(12)	8		2	4	2	5	7
Shares issued	28	—	—	—		—	—	28	—	28
Share-based payment for share awards net of exercised	—	(10)	—	—		—	—	(10)	—	(10)
Dividends paid (note 14)	—	—	(27)	—		—	—	(27)	—	(27)
Dividends of subsidiaries	—	—	—	—		—	—	—	(16)	(16)
Transactions with non-controlling interests	—	(4)	—	—		—	—	(4)	4	—
Translation	—	1	(2)	—		—	—	(1)	1	—
Balance at 31 December 2019	7,199	83	(3,268)	45		(10)	(1,409)	2,640	36	2,676

(1)
Other capital reserves include a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $10m (2018: $10m; 2017: $11m), surplus on equity transaction of joint venture of $36m (2018: $36m; 2017: $36m), equity items for share-based payments of $39m (2018: $48m; 2017: $75m) and other reserves.

(2)
Included in accumulated losses are retained earnings totalling $378m (2018: $283m; 2017: $287m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED 31 December, 2019, 2018 and 2017

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

New standards and interpretations issued

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2019. The adoption of the new standards, interpretations and amendments effective from 1 January 2019 had the following impact on the group:

IFRS 16 Leases

The group elected to apply IFRS 16 utilising the modified retrospective approach, no cumulative effect of initially applying IFRS 16 was identified and recognised as an adjustment to the opening balance of retained earnings. The cumulative impact on the adoption of IFRS 16 resulted in the recognition of right of use assets, lease liabilities and the resultant deferred tax. Refer to Note 16 for the detail on the right of use assets and lease liabilities. Comparative information has not been restated.

For contracts previously classified as leases under IAS 17 Leases, the group has reassessed whether the contract is or contains a lease upon initial transition to the new standard and has also performed an assessment to identify significant contracts which have not previously classified as leases, but which may be a lease under the new standard.

The group applied the following practical expedients upon transition to IFRS 16:

Transition options:

•
Leases with a remaining contract period of less than 12 months will not be recorded on the statement of financial position and the lease payments will be expensed in the income statement on a straight-line basis.

•	The right-of-use asset is based on the lease liability recognised.

Practical expedients:

•	The short-term lease exemption - leases with a duration of one year or less will be expensed in the income statement on a straight-line basis.

•
The low value lease exemption - the group has elected to take the low value exemption with a value of $10k for the individual leased asset value. Further, the group has added an exception within its accounting policy to not capitalise leases with a net present value of $250k based on an IAS 1 materiality assessment.

•	Exclusion of initial direct costs for the measurement of the right of use asset at the date of initial application.

•	Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The leases accounting policy applicable from 1 January 2019 is included under “Leases” in Annexure A.

CHANGE IN DISCLOSURE

Effective 1 January 2019, the group changed the disclosure of “Special Items” in the income statement. In prior years, the group disclosed items that due to their size and/or nature, required separate disclosure on the face of the income statement as Special Items. In addition, a disclosure category, “Other operating expenses”, was reported to disclose expenses which were not included in gross profit. Going forward these two categories of expenses and income will be disclosed as:

•	Other expenses (income); and

•	Separate line item(s) on the face of the income statement depending on materiality.

The re-presentation provides more useful information by reporting material items separately. The change in presentation has no impact on the reported totals, headline earnings per share or on amounts presented in the Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As a result of the change, reclassifications in the income statement are as follows:

Income statement extract (1)

	2018	2018	2017	2017
	Previously reported	Reclassified	Previously reported	Reclassified
US dollar million

Gross profit (loss)	772	772	784	784
Corporate administration, marketing and other expenses	(76)	(76)	(64)	(64)
Exploration and evaluation costs	(102)	(102)	(114)	(114)
Impairment, derecognition of assets and profit (loss) on disposal	n/a	(124)	n/a	(293)
Other expenses (income)	(97)	(143)	(88)	(233)
Special items	(170)	n/a	(438)	n/a
Operating profit (loss)	327	327	80	80

(1) Represents reclassification prior to the disclosure of Discontinued operations.

The significant accounting principles applied in the presentation of the group annual financial statements are set out below.

1.1    BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year except for the changes arising from the adoption of IFRS 16 as described in “New Standards and Interpretations Issued” above.

The comparative periods have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as a consequence of the classification of the sale of the South African producing assets and related liabilities as a discontinued operation. The sale agreement was announced on 12 February 2020.

The group financial statements are presented in US dollars.

Based on materiality, certain comparatives in the notes have been aggregated and comparatives have been restated to accord with current year disclosures. All notes are from continuing operations unless otherwise stated.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund, joint ventures and associates, are prepared for the same reporting period as the holding company, using the same accounting policies.

Subsidiaries are all entities over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity, the investment is accounted for as an associate, joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effects are eliminated.

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

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve which is the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); recoverability of indirect taxes; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and unrecognised tax positions.

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

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise from the following factors:
•changes in proved and probable Ore Reserve;
•variations in the grade of Ore Reserve, which may be significant from time to time;
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 Impairment of Assets.

The carrying value of tangible assets at 31 December 2019 was $2,592m (2018: $3,381m; 2017: $3,742m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2019 (including impairment of tangible assets transferred to held for sale) was $505m (2018: $104m; 2017: $288m).

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

The carrying value of goodwill in the consolidated financial statements at 31 December 2019 was $116m (2018: $116m; 2017: $127m). The impairment of goodwill recognised in the consolidated financial statements for the year ended 31 December 2019 was nil (2018: nil; 2017: $9m).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 Income Taxes, applies the South African corporate tax rate of 28 percent.

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

Carrying values of the group at 31 December 2019:

•	deferred tax asset: $105m (2018: nil; 2017: $4m);

•	deferred tax liability: $241m (2018: $315m; 2017: $363m);

•	taxation liability: $72m (2018: $60m; 2017: $53m); and

•	taxation asset: $10m (2018: $6m; 2017: $3m), included in trade, other receivables and other assets.

Unrecognised value of deferred tax assets: $389m (2018: $501m; 2017: $470m).

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

The carrying amount of the rehabilitation obligations (including held for sale rehabilitation obligations) for the group at 31 December 2019 was $730m (2017: $637m; 2016: $724m).

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

The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2019 was $377m (2018: $404m; 2017: $424m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Continental Africa, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Continental Africa and in Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2019 was $227m (2018: $194m; 2017: $174m).

Post-retirement obligations

The determination of AngloGold Ashanti’s obligations and expense for post-retirement liabilities depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement obligations at 31 December 2019 was $100m (2018: $100m; 2017: $122m).

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

The group is required to determine and report its Ore Reserve in accordance with the minimum standards described by the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 Edition).

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

Provision for silicosis

Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:

•	silicosis prevalence rates;

•	estimated settlement per claimant;

•	benefit take-up rates;

•	disease progression rates;

•	timing of cashflows; and

•	discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of the silicosis provision at 31 December 2019 was $65m (2018: $63m; 2017: $63m).

Identification and classification of discontinued operations

During 2019, the decision to sell the remaining South African operations was made. Judgement was applied regarding classification of the disposal group as held for sale at year end, and whether the disposal group should be classified as a discontinued operation. The South African asset sale was assessed as a major geographical area of operations and part of a single co-ordinated plan to dispose of a major geographical area of operations and accordingly, it was classified as a discontinued operation. The sale was announced on 12 February 2020.

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

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, amateriality threshold of $18m has been applied.

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

Associates

The equity method of accounting is used for investments over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal.

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

Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

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

Unincorporated joint ventures – joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising, in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

Foreign currency translation

Functional currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of the parent company is South African Rands.

Transactions and balances

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
•income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
•all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for as other comprehensive income on consolidation. On repayment or realisation, permanent loans and investments are recycled from FCTR to the income statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount at the date of sale. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

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

•
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Ore Reserve, after which the expenditure is capitalised as a mine development cost; and

•
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

Leases

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The group assesses whether a contract is or contains a lease at inception of a contract. The group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group has applied the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented separately in the consolidated statement of financial position, allocated to non-current and current liabilities.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•
the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term is determined as the non-cancellable period of a lease, together with:

•	Periods covered by an option to extend the lease if AngloGold Ashanti is reasonably certain to make use of that option; and / or

•	Periods covered by an option to terminate the lease, if AngloGold Ashanti is reasonably certain not to make use of that option.

Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The group applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

Non-current assets held for sale and discontinued operations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Tangible assets, right of use assets and intangible assets are not depreciated once classified as held for sale.

A disposal group qualifies as a discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:
•Represents a separate major line of business or geographical area of operations;
•Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
•Is a subsidiary acquired exclusively with a view to resale.

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

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Impairments resulting from a decrease in prices are disclosed in other expenses, all other impairments are included in cost of sales.

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

Termination benefits

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

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

Restoration costs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue from product sales comprises sales of:

•	refined gold;

•	by-products including silver and sulphuric acid; and

•	doré bars.

Revenue from product sales is recognised at a point in time.

Taxation

Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

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

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, in other comprehensive income or directly in equity, or a business combination that is an acquisition.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense.

Other expenses and income

Items of income and expense, not included in gross profit, that are:

•	material either quantitatively or qualitatively, or both;

•	non-recurring;

•	not directly related to current operating or financing activities ; and

•	not disclosed separately on the face of the income statement, are classified as Other expenses and income on the face of the income statement.

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

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments
Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVTPL are recognised in other gains or losses in the statement of profit or loss as applicable.

Trade receivables
Trade receivables mainly comprise receivables owing from banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION

AngloGold Ashanti Limited’s operating segments are reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments (including equity accounted investments). Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in millions	Gold income
US Dollars	2019	2018	2017
Geographical analysis of gold income by origin is as follows:
Continental Africa(1)	2,203	1,983	1,895
Australia	851	780	709
Americas	1,000	1,021	1,104
	4,054	3,784	3,708
Equity-accounted investments included above	(615)	(581)	(453)
Continuing operations	3,439	3,203	3,255
Discontinued operations - South Africa	554	602	1,101
	3,993	3,805	4,356

Foreign countries included in the above and considered material are:
Australia	851	780	709
Argentina		387	399
Brazil	679	634	705
Guinea			489
Tanzania	849	715	664
DRC	504	468

Geographical analysis of gold income by destination is as follows:
South Africa	981	946	946
North America	486	450	456
Australia	851	780	709
Europe	329	387	399
United Kingdom	1,407	1,221	1,198
	4,054	3,784	3,708
Equity-accounted investments included above	(615)	(581)	(453)
	3,439	3,203	3,255
Discontinued operations - South Africa	554	602	1,101
Continuing and discontinued operations	3,993	3,805	4,356

Figures in millions	By product revenue
US Dollars	2019	2018	2017
Continental Africa(1)	3	4	3
Australia	3	2	2
Americas	81	128	135
	87	134	140
Equity-accounted investments included above	(1)	(1)	(1)
Continuing operations	86	133	139
Discontinued operations - South Africa	1	6	15
	87	139	154

The Group's revenue is mainly derived from gold income. Approximately 34% of the group's total gold produced is sold to two customers of the group. Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION (continued)

Figures in millions	Gross profit (loss) (2)
US Dollars	2019	2018	2017
Continental Africa(1)	605	380	386
Australia	221	160	159
Americas(1)	265	310	253
Corporate and other	1	2	2
	1,092	852	800
Equity-accounted investments included above	(188)	(102)	(13)
Continuing operations	904	750	787
Discontinued operations - South Africa	79	22	(3)
	983	772	784

Figures in millions	Cost of sales

US Dollars	2019	2018	2017
Continental Africa(1)	1,601	1,607	1,513
Australia	632	622	551
Americas (1)	822	838	987
Corporate and other	(1)	(3)	(3)
	3,054	3,064	3,048
Equity-accounted investments included above	(428)	(480)	(441)
Continuing operations	2,626	2,584	2,607
Discontinued operations - South Africa	479	589	1,129
	3,105	3,173	3,736

Figures in millions	Amortisation
US Dollars	2019	2018	2017
Continental Africa(1)	367	379	421
Australia	173	149	130
Americas(1)	177	192	273
Corporate and other	3	3	2
	720	723	826
Equity-accounted investments included above	(137)	(165)	(136)
Continuing operations	583	558	690
Discontinued operations - South Africa	61	72	133
	644	630	823

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION (continued)

Figures in millions	Total assets (1)(3)(4)
US Dollars	2019	2018	2017
South Africa	697	1,106	1,734
Continental Africa	3,514	3,135	3,153
Australia	972	888	929
Americas	1,427	1,286	1,258
Corporate and other	253	228	145
	6,863	6,643	7,219

Figures in millions	Non-current assets (5)
US Dollars	2019	2018	2017

Non-current assets considered material, by country are:
South Africa	25	1,005	1,295
Foreign entities	4,644	4,234	4,259

DRC	1,506	1,439	1,423
Ghana	758	550	533
Tanzania	379	369	422
Australia	817	718	764
Brazil	625	615	632

Figures in millions	Capital expenditure
US Dollars	2019	2018	2017
Continental Africa(1)	410	313	409
Australia	149	156	153
Americas (1)	195	176	234
Corporate and other	—	—	2
Continuing operations	754	645	798
Discontinued operations - South Africa	60	76	155
	814	721	953
Equity-accounted investments	(51)	(69)	(123)
	763	652	830

(1)	Includes equity-accounted investments.

(2)
The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

(3)
Total assets include allocated goodwill of $108m (2018: $108m; 2017: $119m) for Australia and $8m (2018: $8m; 2017: $8m) for Americas (note 17). The South African segment includes assets held for sale of $581m (2018: nil; 2017: $348m) and the Continental Africa segment includes assets held for sale of $20m (2018: nil; 2017: nil).

(4)
In 2019, pre-tax impairments and derecognition of assets of $556m were accounted for in South Africa (2018: $98m; 2017: $294m), Continental Africa $2m (2018: $5m; 2017: nil) and the Americas $1m (2018: $1m; 2017: nil).

(5)	Non-current assets exclude financial instruments and deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3    REVENUE FROM PRODUCT SALES

	US Dollars
Figures in millions	2019	2018	2017
Revenue consists of the following principal categories:
Gold income (note 2)	3,439	3,203	3,255
By-products (note 2)	86	133	139
Revenue from product sales	3,525	3,336	3,394
4    COST OF SALES

	US Dollars
Figures in millions	2019	2018	2017
Cash operating costs	1,831	1,850	1,756
Royalties	137	133	111
Other cash costs	13	13	14
Total cash costs	1,981	1,996	1,881
Retrenchment costs	4	4	6
Rehabilitation and other non-cash costs	53	17	16
Amortisation of tangible assets (notes 32 and 36)	538	553	685
Amortisation of right of use assets(1) (notes 32 and 36)	42	—	—
Amortisation of intangible assets (notes 32 and 36)	3	5	5
Inventory change	5	9	14
	2,626	2,584	2,607
(1) Amortisation relating to right of use assets as recognised in accordance with IFRS 16 Leases.

5    CORPORATE ADMINISTRATION, MARKETING AND OTHER COSTS

	US Dollars
Figures in millions	2019	2018	2017
Corporate administration expenses	63	60	52
Share scheme and related costs	19	16	12
	82	76	64
6    OTHER EXPENSE (INCOME) (1)

	US Dollars
Figures in millions	2019	2018	2017
Care and maintenance (note 36)	47	39	62
Governmental fiscal claims, cost of old tailings operations and other expenses	21	14	15
Guinea public infrastructure contribution	8	—	—
Pension and medical defined benefit provisions	9	10	9
Royalties received	(3)	(10)	(18)
Brazilian power utility legal settlement	(16)	—	—
Retrenchment and related costs	3	6	6
Legal fees and project costs	11	16	74
Other indirect taxes	3	4	2
	83	79	150

(1) Change in disclosure from prior years. Refer note 1 for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7    FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	US Dollars
Figures in millions	2019	2018	2017
Finance costs
Finance costs on bonds, corporate notes, bank loans and other	135	128	131
Amortisation of fees	4	7	4
Lease finance charges	10	5	6
Less: interest captalised	(6)	—	—
	143	140	141
Unwinding of obligations	29	28	16
Total finance costs and unwinding of obligations (note 32 and 36)	172	168	157
8    SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT (LOSS)

	US Dollars
Figures in millions	2019	2018	2017

Revenue	616	582	454
Operating costs and other expenses	(452)	(472)	(471)
Net interest received (paid)	10	(8)	1
Profit (loss) before taxation	174	102	(16)
Taxation	(35)	(9)	23
Profit (loss) after taxation	139	93	7
Impairment reversal of investments in associates (1)	23	15	13
Impairment reversal of investments in joint ventures (note 19)	6	14	2
Share of associates and joint ventures’ profit (loss) (note 32)	168	122	22
(1) Based on the results and financial position of Rand Refinery (Pty) Limited, an impairment reversal was recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9     DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE

South African asset sale

On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The transaction includes the following assets and liabilities:

•	The Mponeng mine and its associated assets and liabilities;

•
The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;

•	First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities;

•	Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and

•	Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

The consideration comprises three elements:

•	US$200m in cash payable at closing; and

•	Two components of deferred consideration, payable as follows:

1.
US$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021; and

2.	US$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) below the datum of current infrastructure.

The agreement provides for terms customary in agreements of this nature and is subject to customary conditions precedent. Key conditions precedent include:

•	Approval from the South African Competition Authorities pursuant to the South African Competition Act No 89 of 1998; and

•	Section 11 approval from the Minister of Mineral Resources and Energy pursuant to the MPRDA in relation to West Wits Mineral Right.

AngloGold Ashanti and Harmony have committed to engage with the relevant authorities and other stakeholders in order to ensure the conditions precedent are fulfilled as soon as possible with earliest closing anticipated on or about 30 June 2020.

As at 31 December 2019, AngloGold Ashanti had received offers from potential buyers regarding the sale of the South African assets. The announced transaction on 12 February 2020 resulted in an expected consideration of around $300m which forms the basis for the fair value less costs to sell value of the South Africa disposal group. The non-recurring fair value measurement for the South Africa disposal group is included in level 3 of the fair value hierarchy. The fair value is based on unobservable market offers from potential buyers for the South Africa disposal group.

The held for sale assets and liabilities related to the transaction are reported in the South Africa segment. The South African asset sale is treated as a discontinued operation.

In terms of the transaction the silicosis obligation of $65m and the post-retirement medical obligation of $93m relating to South African employees are retained by AngloGold Ashanti.

Sale interest in the Sadiola Mine

On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation (IAMGOLD), had agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) to Allied Gold Corp (Allied Gold). Sadiola's principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AngloGold Ashanti and IAMGOLD each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9     DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE (continued)

In terms of the agreement, AngloGold Ashanti and IAMGOLD will sell their collective interests in Sadiola to Allied Gold for a cash consideration of US$105m, payable as follows:

•	US$50m (US$25m each to AngloGold Ashanti and IAMGOLD) upon the fulfillment or waiver of all conditions precedent and closing of the transaction;

•	Up to a further US$5m (US$2.5m each to AngloGold Ashanti and IAMGOLD), payable 8 days after closing, to the extent that the cash balance of Sadiola at closing is greater than an agreed amount;

•	US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (SSP); and

•	US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of a further 250,000 ounces from the SSP.

The transaction is subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. AngloGold Ashanti received approval from the South African Reserve Bank in early 2020. It is anticipated that all conditions precedent will be fulfilled or waived by the end of April 2020.

This transaction offer represents the most significant unobservable input in determining the non-recurring fair value measurement of the Sadiola investment; accordingly, the fair value is included in level 3 of the fair value hierarchy.

The carrying value of the Sadiola held for sale asset of $20m (which is lower than fair value less costs to sell) is included in the Continental Africa segment; it was previously disclosed as an investment in joint venture on the Statement of Financial Position.

Discontinued operations
The results of the South Africa disposal group for the year ended 31 December 2019 are presented below:

	US Dollars
Figures in millions	2019	2018	2017
Revenue from product sales	555	608	1,116
Cost of sales	(479)	(589)	(1,129)
Gain (loss) on non-hedge derivatives and other commodity contracts	3	3	10
Gross profit (loss)	79	22	(3)
Other expenses	(44)	(72)	(97)
Derecognition of assets, impairments and profit on disposal of assets	(3)	(118)	(256)
Impairment loss recognised on remeasurement to fair value less costs to sell	(549)	—	(35)
Profit (loss) before taxation	(517)	(168)	(391)
Normal taxation	(23)	38	(14)
Deferred tax on impairment loss, derecognition and profit on disposal of assets	164	47	69
Profit (loss) from discontinued operations	(376)	(83)	(336)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9     DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE (continued)

The major classes of assets and liabilities of the South African disposal group as at 31 December 2019, are as follows:

US Dollars
Figures in millions	2019
Tangible assets and right of use assets	429
Other investments	84
Inventories	37
Trade, other receivables and other assets	4
Deferred taxation	15
Cash and cash restricted for use	12
Assets held for sale	581

Lease liabilities	3
Environmental rehabilitation and other provisions	211
Trade and other payables	58
Liabilities held for sale	272
Net assets held for sale	309

Total assets held for sale include:
Sadiola	20
South Africa	581
601

The discontinued operations' net cash flows are reflected in the Statement of Cash Flows.

Impairment of South African assets

Following the classification of the South African disposal group as held for sale, an impairment of $549m (tangible assets of $495m and non-current inventories of $54m) and taxation on impairment of $164m (i.e. $385m, net of tax) was recognised to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    EMPLOYEE BENEFITS

	US Dollars
Figures in millions	2019	2018	2017
Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits	680	797	1,024
Health care and medical scheme costs
- current medical expenses	29	39	58
- defined benefit post-retirement medical expenses	8	9	10
Pension and provident plan costs
- defined contribution	29	37	53
Retrenchment costs	7	30	92
Share-based payment expense (note 11)	42	35	33
Included in cost of sales, other expenses (income) and corporate administration, marketing and other expenses of continuing and discontinued operations	795	947	1,270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    SHARE-BASED PAYMENTS

	US Dollars
Figures in millions	2019	2018	2017
Equity-settled share incentive schemes
Bonus Share Plan (BSP)	6	20	26
Deferred Share Plan (DSP)	13	—	—
Other	2	2	—
	21	22	26
Cash-settled share incentive scheme
Cash-settled Long Term Incentive Plan (CSLTIP)	21	13	7
Total share-based payment expense (note 10)	42	35	33

Equity-settled incentive schemes

Equity schemes include the Bonus Share Plan (BSP), Deferred Share Plan (DSP), Long Term Incentive Plan (LTIP) and the Co-Investment Plan (CIP).

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2019	2018		2017
Calculated fair value		R	119.14	R	152.87
Vesting date 50%		22 Feb 2019		1 Mar 2018
Vesting date 50%		22 Feb 2020		1 Mar 2019
Expiry date		22 Feb 2028		1 Mar 2027

	Number of shares
	2019	2018	2017
Awards outstanding at beginning of year	4,557,919	4,479,679	4,198,285
Awards granted during the year	—	2,492,584	1,926,549
Awards lapsed during the year	(109,065)	(359,343)	(218,601)
Awards exercised during the year	(2,307,439)	(2,055,001)	(1,426,554)
Awards outstanding at end of year	2,141,415	4,557,919	4,479,679
Awards exercisable at end of year	1,207,936	1,588,512	1,904,021

Cash awards granted under the bonus share plan, outstanding at year end 31 December 2019 amount to 12,295 (2018: 33,046; 2017: 23,666) and an amount of 20,751 cash awards vested and are deemed settled for the year ended 31 December 2019 (2018: 15,209, 2017: 6,754)
Deferred Share Plan (DSP)
The Deferred Share Plan (DSP) was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards will be allocated to certain employees from 2019 onwards, vesting equally over a period of 2, 3 and 5 years depending on the level of seniority of the participant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    SHARE-BASED PAYMENTS (continued)

Equity-settled incentive schemes (continued)

Award date (unvested awards and awards vested during the year)	2019
Calculated fair value	R	204.42

DSP 2 year
Vesting date 50%	21 Feb 2020
Vesting date 50%	21 Feb 2021

DSP 3 year
Vesting date 33%	21 Feb 2020
Vesting date 33%	21 Feb 2021
Vesting date 34%	21 Feb 2022

DSP 5 year
Vesting date 20%	21 Feb 2020
Vesting date 20%	21 Feb 2021
Vesting date 20%	21 Feb 2022
Vesting date 20%	21 Feb 2023
Vesting date 20%	21 Feb 2024

Expiry date	21 Feb 2029

Number of shares
2019
Awards outstanding at beginning of year
Awards granted during the year	1,669,191
Awards lapsed during the year	(55,208)
Awards exercised during the year	(14,623)
Awards outstanding at end of year	1,599,360

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2015
Calculated fair value	R	129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

	Number of shares
	2019	2018	2017
Awards outstanding at beginning of year	447,842	2,466,357	4,363,330
Awards lapsed during the year	—	(1,186,330)	(1,512,857)
Awards exercised during the year	(218,203)	(832,185)	(384,116)
Awards outstanding at end of year	229,639	447,842	2,466,357
Awards exercisable at end of year	229,639	447,842	455,914

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    SHARE-BASED PAYMENTS (continued)

Equity-settled incentive schemes (continued)

Co-Investment Plan (CIP)

	Number of shares
	2019	2018	2017
Awards outstanding at beginning of year	112,578	95,378	97,651
Awards granted during the year	—	80,809	112,105
Awards lapsed during the year	(16,500)	(11,633)	(62,775)
Awards matched during the year	(72,151)	(51,976)	(51,603)
Awards outstanding at end of year	23,927	112,578	95,378

Cash-Settled Long Term Incentive Plan (CSLTIP)

There were no changes to rules or practices within the CSLTIP scheme, and no awards during 2018 and 2019.

Award date (unvested awards and awards vested during the year)
	2017	2016
Vesting date	1 March 2020	1 March 2019

	Number of units
	2019	2018	2017
Share units outstanding at beginning of year	3,815,761	4,469,618	2,464,630
Share units granted during the year	—	—	2,572,437
Share units lapsed during the year	(1,305,761)	(611,265)	(507,597)
Share units exercised during the year	(1,029,438)	(42,592)	(59,852)
Share units outstanding at end of year	1,480,562	3,815,761	4,469,618

The closing share price at 31 December 2019 is R316.50 (2018: R181.75; 2017: R128.62).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12    TAXATION

Figures in millions	US Dollars
	2019	2018	2017
South African taxation
Normal taxation	—	—	1
Prior year (over) under provision	—	(2)	—
Deferred taxation
Other temporary differences	(18)	(27)	(42)
Change in estimated deferred tax rate	(14)	7	10
	(32)	(22)	(31)
Foreign taxation
Normal taxation	299	243	201
Prior year (over) under provision	(1)	1	(26)
Deferred taxation
Temporary differences	(28)	(6)	19
Prior year (over) under provision	1	4	2
Change in estimate	9	(7)	—
Change in statutory tax rate	2	(1)	(2)
	282	234	194
	250	212	163

Reconciliation to South African statutory rate

Figures in millions	US Dollars
Reconciliation to South African statutory rate	2019	2018	2017

Implied tax charge at 28%	173	125	92
Increase (decrease) due to:
Expenses not tax deductible(1)	28	28	25
Share of associates and joint ventures' (profit) loss	(47)	(34)	(6)
Tax rate differentials(2)	39	25	29
Exchange variations, translation and accounting adjustments	11	24	6
Current year tax losses not recognised (recognised) in deferred tax assets:
Obuasi mine	14	13	18
AngloGold Ashanti Holdings plc(3)	29	36	—
North America	6	6	—
Tax exempt entities:
AngloGold Ashanti Holdings plc(3)	—	—	31
Other	(2)	(1)	—
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	(5)	—	10
Tax effect of retained SA items	3	(10)	(13)
Tax allowances	(1)	(2)	(3)
Impact of statutory tax rate change	2	(1)	(2)
Adjustment in respect of prior years	—	3	(24)
Income tax expense	250	212	163
(1) Includes corporate and other costs, transfer pricing and British Virgin Isle group losses.
(2) Due to different tax rates in various jurisdictions.
(3) During 2018, AngloGold Ashanti Holdings plc changed its tax jurisdiction from the Isle of Man (taxed at 0% in 2017) to the United Kingdom (taxed at 19% in 2018 and 19% in 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12    TAXATION (continued)

Figures in millions	US Dollars
	2019	2018	2017
Analysis of unrecognised deferred tax assets
Tax losses available to be utilised against future profits
- utilisation required within one year	—	48	—
- utilisation required between one and two years	85	187	48
- utilisation required between two and five years	356	300	333
- utilisation required between five and twenty years	973	1,229	1,210
- utilisation in excess of twenty years	73	26	1
	1,487	1,790	1,592
At the statutory tax rates the unrecognised value of deferred tax assets are: $389m (2018: $501m; 2017: $470m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana and Colombia.

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation.There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

The IFRS Interpretations Committee issued IFRIC23, which clarifies how the recognition and measurement requirements of income taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 was adopted by the group on 1 January 2019.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $10m (2018: $14m; 2017: $27m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the Companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on the engagement with the Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of approximately $25m relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $88m(1) (2018: $144m; 2017: $150m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $76m. The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision is made.

(1) Includes reduction of overall exposure by $76m as described above.

Guinea - Siguiri
The Guinea Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2010, and 2014 to 2016 totalling $12m (attr.) (2018: $8m (attr.);2017: $8m (attr.)). Management has objected to these assessments but has provided for a portion of the total claims amounting to $2m (attr.) (2018: $2m (attr.); 2017: $2m(attr.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12    TAXATION (continued)

Mali - Sadiola, Yatela, Morila
The Mali Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2012 to 2018 totalling $26m (attr.) (2018: $16m (attr.); 2017: $16m(attr.)). This includes an assessment of $10m (attr.) received in late December 2019. Management has objected to these assessments and is of the opinion that the Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2018 amounting to $164m (2018: $163m; 2017: $113m). Management has objected and appealed through various levels of the legislative processes and has provided for a portion of the total claims amounting to $2m (2018: $2m; 2017: $2m). Management is of the opinion that for the remainder of the claims the Tax Authority is unlikely to succeed and therefore no provision has been made.

In addition to the above, it should be noted that amendments passed to legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest and is of the view that this is in contravention of its Mining Development Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13    EARNINGS (LOSS) PER ORDINARY SHARE

	2019	2018	2017
	US cents per share
Basic earnings (loss) per ordinary share	(3)	32	(46)
- Continuing operations	87	52	35
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $364m (2018: $216m; 2017: $145m) and 418,349,777 (2018: 417,122,155; 2017: 415,440,077) shares being the weighted average number of ordinary shares in issue during the financial year.

- Discontinued operations	(90)	(20)	(81)
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($376m) (2018: ($83m); 2017: ($336m)) and 418,349,777 (2018: 417,122,155; 2017: 415,440,077) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	(3)	32	(46)
- Continuing operations	87	52	35
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $364m (2018: $216m; 2017: $145m)and 418,349,777 (2018: 417,379,405; 2017: 415,440,077) shares being the diluted number of ordinary shares.

- Discontinued operations	(90)	(20)	(81)
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($376m) (2018: ($83m); 2017: ($336m)) and 418,349,777 (2018: 417,379,405; 2017: 415,440,077) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2019	2018	2017
Ordinary shares	414,407,622	411,412,947	409,265,471
Fully vested options and currently exercisable(1)	3,942,155	5,709,208	6,174,606
Weighted average number of shares	418,349,777	417,122,155	415,440,077
Dilutive potential of share options(2)	—	257,250	—
Fully diluted number of ordinary shares	418,349,777	417,379,405	415,440,077

(1)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

(2)	The number of share options that could potentially dilute basic earnings in the future but were not included as the effect was anti-dilutive were 517,186 (2018: nil; 2017:576,426)

	US Dollars
Figures in millions	2019	2018	2017
Headline earnings (loss)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders From continuing and discontinued operations	(12)	133	(191)
Net impairment (impairment reversal) and derecognition of assets	559	102	298
Net (profit) loss on disposal of assets	(3)	32	(8)
Taxation thereon	(165)	(47)	(72)
	379	220	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13    EARNINGS (LOSS) PER ORDINARY SHARE (continued)

	US Cents
Basic headline earnings (loss) per share
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $379m (2018: $220m; 2017: $27m) and 418,349,777 (2018: 417,122,155; 2017: 415,440,077) shares being the weighted average number of ordinary shares in issue during the year.	91	53	6
Diluted headline earnings (loss) per share
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $379m (2018: $220m; 2017: $27m) and 418,349,777 (2018: 417,379,405; 2017: 415,440,077) shares being the weighted average number of ordinary shares in issue during the year.	91	53	6
14    DIVIDENDS

	US Dollars
Figures in million	2019	2018	2017
Ordinary shares
Dividend number 118 of 130 SA cents per share was declared on 21 February 2017 and paid on 7 April 2017 (10 US cents per share)			39
Dividend number 119 of 70 SA cents per share was declared on 20 February 2018 and paid on 6 April 2018 (6 US cents per share).		24
Dividend number 120 of 95 SA cents per share was declared on 19 February 2019 and paid on 8 April 2019 (7 US cents per share).	27
	27	24	39

15    TANGIBLE ASSETS

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
US Dollars

Cost
Balance at 1 January 2017	5,943	4,576	919	5	450	82	11,975
Additions
- project capital	28	3	—	—	125	—	156
- stay-in-business capital	371	37	—	—	257	—	665
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements(1)	(168)	(21)	(27)	—	(291)	1	(506)
Transfer to assets and liabilities held for sale	(785)	(281)	(7)	—	(72)	(3)	(1,148)
Translation	174	88	7	—	21	3	293
Balance at 31 December 2017	5,562	4,382	892	5	490	83	11,414

Accumulated amortisation and impairments
Balance at 1 January 2017	4,163	2,792	868	3	26	12	7,864
Amortisation for the year	553	272	3	—	—	1	829
Impairment and derecognition of assets (5)	182	62	8	—	1	—	253
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements(1)	(326)	(163)	(27)	—	—	—	(516)
Transfer to assets and liabilities held for sale	(685)	(169)	(4)	—	(1)	—	(859)
Translation	93	22	5	—	—	2	122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    TANGIBLE ASSETS (continued)

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
Balance at 31 December 2017	3,979	2,796	853	3	26	15	7,672
Net book value at 31 December 2017	1,583	1,586	39	2	464	68	3,742

Cost
Balance at 1 January 2018	5,562	4,382	892	5	490	83	11,414
Additions
- project capital	2	—	—	—	175	—	177
- stay-in-business capital	294	20	3	—	149	1	467
Disposals	(5)	(30)	—	(1)	—	(3)	(39)
Transfers and other movements(1)	60	(41)	—	—	(270)	1	(250)
Translation	(239)	(119)	(7)	—	(32)	(5)	(402)
Balance at 31 December 2018	5,674	4,212	888	4	512	77	11,367

Accumulated amortisation and impairments
Balance at 1 January 2018	3,979	2,796	853	3	26	15	7,672
Amortisation for the year	397	233	2	1	—	1	634
Impairment and derecognition of assets(5)	—	104	—	—	—	—	104
Disposals	(5)	(27)	—	(1)	—	(2)	(35)
Transfers and other movements(1)	(52)	(153)	—	—	—	—	(205)
Translation	(135)	(42)	(6)	—	1	(2)	(184)
Balance at 31 December 2018	4,184	2,911	849	3	27	12	7,986
Net book value at 31 December 2018	1,490	1,301	39	1	485	65	3,381

Cost
Balance at 1 January 2019	5,674	4,212	888	4	512	77	11,367
Additions
- project capital	43	—	—	1	281	14	339
- stay-in-business capital	208	25	1	2	188	—	424
Finance costs capitalised	—	—	—	—	6	—	6
Disposals	(1)	(16)	—	—	—	—	(17)
Transfers and other movements(1)	(259)	219	1	—	(489)	(16)	(544)
Transfer to assets and liabilities held for sale	(660)	(663)	(9)	—	(90)	(9)	(1,431)
Translation	(4)	(1)	—	—	(3)	—	(8)
Balance at 31 December 2019	5,001	3,776	881	7	405	66	10,136

Accumulated amortisation and impairments
Balance at 1 January 2019	4,184	2,911	849	3	27	12	7,986
Amortisation for the year	392	215	1	1	—	—	609
Impairment and derecognition of assets(5)	243	172	—	—	90	—	505
Disposals	(1)	(15)	—	—	—	—	(16)
Transfers and other movements(1)	(455)	(53)	1	—	(3)	(12)	(522)
Transfer to assets and liabilities held for sale	(488)	(422)	(5)	—	(88)	—	(1,003)
Translation	(9)	(5)	—	—	(1)	—	(15)
Balance at 31 December 2019	3,866	2,803	846	4	25	—	7,544
Net book value at 31 December 2019	1,135	973	35	3	380	66	2,592

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    TANGIBLE ASSETS (continued)

(1)	Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and derecognition of assets.

(2)	Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of nil (2018: $45m; 2017: $56m).

(3)	Included in the amounts for land and buildings are assets held under finance leases with a net book value of nil (2018: $3m; 2017: $6m).

(4)	Assets of $9m (2018: $10m; 2017: $11m) have been pledged as security.

(5)	Impairment and derecognition of assets is assessed as follows:

Impairment calculation assumptions as at 31 December 2019 - goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:

•
the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,300/oz (2018: $1,239/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

•	proved and probable Ore Reserve;

•	value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;

•
In determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2018. At 31 December 2019, the derived group WACC was 8.1% (real post-tax) which is 20 basis points lower than in 2018 of 8.3%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;

•	foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;

•	cash flows used in impairment calculations are based on life of mine plans which range from 1 year to 39 years; and

•	variable operating cash flows are increased at local Consumer Price Index rates.

Impairments and derecognitions of tangible assets

For the year ended 31 December, the following impairments and derecognitions of tangible assets were recognised:

Figures in millions - US Dollars	2019 (1)	2018	2017
First Uranium - Mine Waste Solutions	89	93	13
TauTona	—	—	79
Kopanang	—	—	35
Surface Operations	18	1	9
Moab Khotsong	—	—	112
Mponeng	384	4	2
Covalent	11	—	—
Obuasi	—	5	—
Siguiri	2	—	—
AGA Mineração	1	—	—
Other	—	1	3
	505	104	253

(1) Includes impairment of the South African asset disposal group, measured at fair value less costs to sell and disclosed in Discontinued operations. Refer to note 9.

Impairment of cash generating units

The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

On 12 February 2020, AngloGold Ashanti announced the sale of its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited for cash and deferred payments with expected proceeds of around $300m, subject to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    TANGIBLE ASSETS (continued)

conditions. The South African assets were accordingly transferred to held for sale and written down to fair value less cost to sell. Refer to note 9.

Cash generating units with marginal headroom

Based on an analysis carried out by the group in 2019, the carrying value and value in use of the most sensitive cash generating unit (CGU) are:

Figures in millions - US Dollars	Carrying value	Value in use
Kibali (1)(2)	1,506	1,628

(1) It is estimated that a decrease of the long-term real gold price of $1,300/oz by 4.2%, would cause the receivable amount of Kibali to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.

(2) Equity accounted investment included in investments in associates and joint ventures in the Statement of Financial Position.

16 RIGHT OF USE ASSETS AND LEASE LIABILITIES

The group leases various assets including buildings, plant and equipment and vehicles. Some of the group’s lease obligations are secured by the lessors’ title to the leased assets for such leases.

RIGHT OF USE ASSETS

US dollar millions	Mine Infra- structure	Land and buildings	Total

Cost
Impact of adopting IFRS 16 - 1 January 2019	119	9	128
Additions
- stay-in-business capital	32	—	32
Transfers and other movements(1)	58	15	73
Transfer to non-current assets and liabilities held for sale	—	(1)	(1)
Translation	—	1	1
Balance at 31 December 2019	209	24	233

Accumulated amortisation and impairments
Balance at 1 January 2019	—	—	—
Amortisation for the year	40	2	42
Transfers and other movements(1)	21	12	33
Balance at 31 December 2019	61	14	75
Net book value at 31 December 2019	148	10	158

(1) Relates to contracts previously classified as leases under IAS 17, which the group has reassessed upon initial transition as leases under IFRS 16 as of 1 January 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.    RIGHT OF USE ASSETS AND LEASE LIABILITIES (continued)

LEASE EXPENSES

US dollar millions	2019
Amounts recognised in the income statement
Amortisation expense on right of use assets	42
Interest expense on lease liabilities	10
Expenses on short term leases	83
Expenses on variable lease payments not included in the lease liabilities	220
Expenses on leases of low value assets	2

These expenses are allocated to cost of sales and corporate, administration and other costs.

Total cash outflow for leases during the period amounted to $51m, consisting of repayments of liabilities of $42m and finance costs paid of $9m.

LEASE LIABILITIES

US Dollar million	2019
Lease liabilities
Non-current	126
Current	45
Total	171

US Dollar million	2019
Reconciliation of lease liabilities
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:

Opening balance
Lease liabilities recognised	160
Repayment of lease liabilities	(42)
Finance costs paid on lease liabilities	(9)
Interest charged to the income statement	10
Reclassification of finance leases from borrowings	60
Change in estimate	(5)
Translation	(3)
Closing balance	171
Lease finance costs paid included in the statement of cash flows	9

US Dollar million	2019
Maturity analysis of lease liabilities
Undiscounted cash flows
Less than and including 1 year	52
Between 1 and 5 years	89
Five years and more	57
Total	198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.    RIGHT OF USE ASSETS AND LEASE LIABILITIES (continued)

US Dollar million	2019
Reconciliation between IFRS 16 lease liabilities and lease commitments as at 31 December 2018
Lease liabilities at 1 January 2019	128
Discounting of lease liabilities	16
Non-qualifying leases (1)	121
Lease commitments at 31 December 2018	265

(1) Non-qualifying leases include leases that are short term in nature, low value items, or where the contractual repayment structures are variable in nature only, as well as the service components of qualifying contracts, not capitalised as part of the initial cost of the right of use assets.

The company does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the company’s treasury function.
All lease contracts contain market review clauses in the event that AngloGold Ashanti exercises its option to renew.

Certain of the group’s contracts have a payment structure that is variable in nature and hence do not qualify for IFRS 16 lease accounting. These contracts consist of mostly mining and drilling contracts. The variable nature of these contracts is to allow equal sharing of pain and gain between the group and its contractors. The cash flows are not disclosed as their variability does not permit reliable forecasts. Short-term, low value and variable contracts continue to be recognised within cost of sales.

The weighted average incremental borrowing rate at the date of initial application is 4.72%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17    INTANGIBLE ASSETS

Figures in millions	Goodwill	Other	Total
US Dollars
Cost
Balance at 1 January 2017	379	185	564
Additions	—	1	1
Transfer to assets and liabilities held for sale	—	(17)	(17)
Transfers and other movements(1)	(263)	(1)	(264)
Translation	11	4	15
Balance at 31 December 2017	127	172	299
Accumulated amortisation and impairments
Balance at 1 January 2017	253	166	419
Amortisation for the year		6	6
Impairment	9	—	9
Transfer to assets and liabilities held for sale	—	(15)	(15)
Transfers and other movements(1)	(263)	(1)	(264)
Translation	1	5	6
Balance at 31 December 2017	—	161	161
Net book value at 31 December 2017	127	11	138
Cost
Balance at 1 January 2018	127	172	299
Additions	—	1	1
Disposals	—	(3)	(3)
Transfers and other movements(1)	—	4	4
Translation	(11)	(7)	(18)
Balance at 31 December 2018	116	167	283
Accumulated amortisation and impairments
Balance at 1 January 2018	—	161	161
Amortisation for the year		5	5
Disposals	—	(3)	(3)
Transfers and other movements(1)	—	4	4
Translation	—	(7)	(7)
Balance at 31 December 2018	—	160	160
Net book value at 31 December 2018	116	7	123
Cost
Balance at 1 January 2019	116	167	283
Transfer to assets and liabilities held for sale	—	(26)	(26)
Transfers and other movements(1)	—	3	3
Balance at 31 December 2019	116	144	260
Accumulated amortisation and impairments
Balance at 1 January 2019	—	160	160
Amortisation for the year		3	3
Transfer to assets and liabilities held for sale	—	(26)	(26)
Balance at 31 December 2019	—	137	137
Net book value at 31 December 2019	116	7	123

(1)	Transfers and other movements include amounts from asset reclassifications and amounts written off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17    INTANGIBLE ASSETS (continued)
Impairment calculation assumptions for goodwill
Based on an analysis carried out by the group in 2019, the carrying value and value in use of cash generating units (CGUs) with goodwill that were most sensitive is:

	2019
	US Dollars
Figures in millions	Carrying Value	Value in use
Sunrise Dam	220	363

As at 31 December 2019, the recoverable amount of Sunrise Dam exceeded its carrying amount by $143m. The Sunrise Dam CGU had $108m goodwill at that date.

It is estimated that a decrease of the long-term real gold price of $1,300/oz by 5%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

	US Dollars
Figures in millions	2019	2018	2017
- Sunrise Dam	108	108	119
- Serra Grande	8	8	8
	116	116	127
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:
- Sunrise Dam (1)	10.8%	8.3%	8.3%

Goodwill has been allocated to its respective CGUs where it is tested for impairment as part of the CGU . The group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2019 were determined on a basis consistent with the 2018 discount rates.

(1)	The value in use of the CGU is $363m in 2019 (2018: $750m; 2017: $402m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18    MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest holding			Country of incorporation and operation
	2019	2018	2017
Cerro Vanguardia S.A. (CVSA)	7.5%	7.5%	7.5%	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15%	15%	15%	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

	US Dollars
Figures in millions	2019	2018	2017
Profit (loss) allocated to material non-controlling interests
CVSA	5	9	7
Siguiri	—	8	13
Accumulated balances of material non-controlling interests
CVSA	13	14	13
Siguiri	23	32	32

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of profit or loss for 2019
Revenue	390	349
Profit (loss) for the year	68	1
Total comprehensive income (loss) for the year, net of tax	68	1
Attributable to non-controlling interests	5	—
Dividends paid to non-controlling interests	(7)	(9)

Statement of profit or loss for 2018
Revenue	498	365
Profit (loss) for the year	119	56
Total comprehensive income (loss) for the year, net of tax	119	56
Attributable to non-controlling interests	9	8
Dividends paid to non-controlling interests	(7)	(8)

Statement of profit or loss for 2017
Revenue	517	489
Profit (loss) for the year	96	88
Total comprehensive income (loss) for the year, net of tax	96	88
Attributable to non-controlling interests	7	13
Dividends paid to non-controlling interests	(9)	(10)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18    MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of financial position as at 31 December 2019
Non-current assets	177	245
Current assets	202	170
Non-current liabilities	(120)	(141)
Current liabilities	(82)	(121)
Total equity	177	153

Statement of financial position as at 31 December 2018
Non-current assets	176	257
Current assets	215	157
Non-current liabilities	(112)	(64)
Current liabilities	(78)	(137)
Total equity	201	213

Statement of financial position as at 31 December 2017
Non-current assets	193	206
Current assets	171	189
Non-current liabilities	(103)	(101)
Current liabilities	(84)	(82)
Total equity	177	212

Statement of cash flows for the year ended 31 December 2019
Cash inflow (outflow) from operating activities	107	46
Cash inflow (outflow) from investing activities	(30)	(22)
Cash inflow (outflow) from financing activities	(47)	(30)
Net increase (decrease) in cash and cash equivalents	30	(6)

Statement of cash flows for the year ended 31 December 2018
Cash inflow (outflow) from operating activities	179	84
Cash inflow (outflow) from investing activities	(36)	(96)
Cash inflow (outflow) from financing activities	(140)	(6)
Net increase (decrease) in cash and cash equivalents	3	(18)

Statement of cash flows for the year ended 31 December 2017
Cash inflow (outflow) from operating activities	189	152
Cash inflow (outflow) from investing activities	(55)	(82)
Cash inflow (outflow) from financing activities	(118)	(58)
Net increase (decrease) in cash and cash equivalents	16	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	US Dollars
Figures in millions	2019	2018	2017
Carrying value
Investments in associates	40	36	36
Investments in joint ventures	1,541	1,492	1,471
	1,581	1,528	1,507

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.
Summarised financial information of immaterial associates is as follows:

	US Dollars
Figures in millions	2019	2018	2017
Aggregate statement of profit or loss for associates (attributable)
Revenue	20	19	21
Operating (expenses) income (1)	3	(4)	(11)
Taxation	—	(1)	2
Profit (loss) for the year	23	14	12
Total comprehensive profit (loss) for the year, net of tax	23	14	12
(1) Includes share of associate profit
Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2019	2018	2017
Kibali Goldmines S.A.(1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

(1)	AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

	US Dollars
Figures in millions	2019	2018	2017

Carrying value of joint ventures
Kibali	1,506	1,439	1,423
Immaterial joint ventures	35	53	48
	1,541	1,492	1,471
Reversal (impairment) of investments in joint ventures
Sadiola (note 8)	6	14	2

	US Dollars
Figures in millions	2019	2018	2017

The cumulative unrecognised share of losses of the joint ventures:
Morila	8	8	7
Yatela	2	3	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Summarised financial information of joint ventures is as follows (not attributable):

	US Dollars
	Kibali
Figures in millions	2019	2018	2017

Statement of profit or loss
Revenue	1,123	1,098	755
Other operating costs and expenses	(479)	(539)	(530)
Amortisation of tangible and intangible assets	(282)	(330)	(264)
Finance costs and unwinding of obligations	(4)	(4)	(5)
Interest received	4	3	4
Taxation	(62)	(16)	54
Profit for the year	300	212	14
Total comprehensive income for the year, net of tax	300	212	14
Dividends received from joint venture (attributable)	75	89	—

	US Dollars
	Kibali
Figures in millions	2019	2018	2017

Statement of financial position
Non-current assets	2,522	2,659	2,834
Current assets	183	205	166
Cash and cash equivalents	453	124	3
Total assets	3,158	2,988	3,003

Non-current financial liabilities	45	29	41
Other non-current liabilities	26	24	23
Current financial liabilities	11	11	7
Other current liabilities	66	64	107
Total liabilities	148	128	178

Net assets	3,010	2,860	2,825
Group’s share of net assets	1,505	1,430	1,413
Other	1	9	10
Carrying amount of interest in joint venture	1,506	1,439	1,423

	US Dollars
Figures in millions	2019	2018	2017

Aggregate statement of profit (loss) for immaterial joint ventures (attributable)
Revenue	111	112	113
Other operating costs and expenses	(94)	(92)	(94)
Amortisation of tangible and intangible assets	(7)	(15)	(16)
Taxation	(7)	(2)	(2)
Profit (loss) for the year	3	3	1
Total comprehensive income (loss) for the year, net of tax	3	3	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20    OTHER INVESTMENTS

	US Dollars
Figures in millions	2019	2018	2017

Listed investments (1)

Non-current investments

Equity investments at fair value through profit and loss (FVTPL)
Balance at beginning of year	19	26
Additions	1	2
Disposals	(1)	(2)
Fair value adjustments	1	(3)
Transfer to non-current assets and liabilities held for sale	(21)	—
Translation	1	(4)
Balance at end of year	—	19

Equity investments at fair value though OCI (FVTOCI)
Balance at beginning of year	63	47
Additions	9	13
Disposals	—	(7)
Fair value adjustments	—	10
Balance at end of year	72	63

The group reclassified its listed investments as FVTPL and FVTOCI on adoption of IFRS 9 on 1 January 2018.

The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:
International Tower Hill Mines Limited (ITH)	—	—	7
Corvus Gold Corporation	41	43	25
Various listed investments held by Environmental Rehabilitation Trust Fund	—	16	22
Pure Gold Mining	31	18	11
Other	—	5	8
	72	82	73
(1)The group’s listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20    OTHER INVESTMENTS (continued)

	US Dollars
Figures in millions	2019	2018	2017

Listed investments (continued)

Non-current investments (continued)

Investments at amortised cost
Balance at beginning of year	12	4	6
Additions	11	15	—
Disposals	(9)	(6)	(2)
Transfer to non-current assets and liabilities held for sale	(15)	—	—
Translation	1	(1)	—
	—	12	4

The amortised cost investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by Ashburton Investments.

Current investments
Listed investments - FVTOCI (1) (2)	10	6	7

Book value of listed investments	82	100	84

Unlisted investments
Non-current investments

Balance at beginning of year	47	54	73
Additions	45	48	81
Maturities	(44)	(45)	(73)
Transfer to non-current assets and liabilities held for sale	(48)	—	(32)
Fair value adjustment- FVTOCI	2	—	—
Other	—	(2)	—
Translation	2	(8)	5
Balance at end of year	4	47	54
The unlisted investments include:
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by Ashburton Investments	—	46	53
Other	4	1	1
	4	47	54

Book value of unlisted investments	4	47	54

Non-current other investments	76	141	131
Total book value of other investments	86	147	138

(1)The group’s listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.
(2)During 2019 a fair value adjustment of $4m to the Sandstorm investment was recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21    INVENTORIES

	US Dollars
Figures in millions	2019	2018	2017
Non-current
Raw materials - ore stockpiles	93	106	100

Current
Raw materials
- ore stockpiles	229	251	261
- heap-leach inventory	4	3	5
Work in progress
- metals in process	51	44	58
Finished goods
- gold doré/bullion	42	57	59
- by-products	1	—	5
Total metal inventories	327	355	388
Mine operating supplies	305	297	295
	632	652	683
Total inventories(1)	725	758	783

(1)
The amount of the write-down of ore stockpiles, metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense during the year in other expenses and cost of sales is $4m (2018: $19m; 2017: $17m).

22    TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	US Dollars
Figures in millions	2019	2018	2017

Non-current
Prepayments	15	18	17
Recoverable tax, rebates, levies and duties	107	84	50
	122	102	67

Current
Trade and loan receivables	47	33	27
Prepayments	61	42	62
Recoverable tax, rebates, levies and duties	130	116	127
Other receivables	12	18	6
	250	209	222

Total trade, other receivables and other assets	372	311	289

There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Continental Africa segment. These values are summarised as follows:

Recoverable value added tax	167	126	106
Recoverable fuel duties	43	41	38
Appeal deposits	10	10	10

Geita Gold Mine

Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $35m to $119m (2018: $84m; 2017: $67m).

No refunds were received in cash in the current year, however claims relating to periods pre-July 2017 totalling $9m have been offset against provisional corporate tax payments in 2019 in accordance with legislation. These amounts were set off against VAT claims that have been certified

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

by an external advisor and verified by the Tanzania Revenue Authority (“TRA”). The TRA acknowledged the majority of the offsets during December 2019. The remaining disputed balance was objected to as GGM believe that the claims have been correctly set off pursuant to Tanzanian law.

An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act, 2014 (No. 5) (2015 VAT Act) to the effect that no input tax credit can be claimed for the exportation of “raw minerals”. The Written Laws (Miscellaneous Amendments) (No. 2) Act, 2019, issued during 2019, provides a definition for "raw minerals". However, GGM has received notices from the TRA that it is not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes “raw minerals” for this purpose.

The basis for dispute of the disqualifications is on the interpretation of the legislation. Management's view is that the definition of "raw minerals" provided in the Written Laws (Miscellaneous Amendments) (No. 2) Act. 2019 excludes gold doré. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute “raw minerals” and accordingly the VAT claims are valid. We have obtained a legal opinion that supports our view that doré does not constitute a “raw mineral”.

The total VAT claims submitted since July 2017 amount to $134m (of the total, $56m of claims were submitted in 2019). All disqualifications received from the TRA have been objected to in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No.10).

CVSA

On September 4, 2018, a decree was published by the Argentinian Government, which reintroduced export duties for products exported from Argentina and which will be in force until 31 December 2020. The export duty rate is 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty is limited so as not to exceed ARS $4 per USD exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each dollar exported, would be replaced by a flat rate of 12% for 2020. Pursuant to the terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid as established by its Stability Agreement, which provides for a 30% taxation cap on annual taxes and duties paid by CVSA. As a result of the taxation cap, export duty receivables amount to $25m (2018: $14m).

23    CASH RESTRICTED FOR USE

	US Dollars
Figures in millions	2019	2018	2017

Non-current	31	35	37

Current
Cash restricted by prudential solvency requirements and other	27	24	18
Cash balances held by the Tropicana - joint venture	6	7	10
	33	31	28
Total cash restricted for use (note 35 and 36)	64	66	65
24    CASH AND CASH EQUIVALENTS

	US Dollars
Figures in millions	2019	2018	2017

Cash and deposits on call	417	312	170
Money market instruments	39	17	35
Total cash and cash equivalents (note 35 and note 36)	456	329	205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25    SHARE CAPITAL AND PREMIUM

	US Dollars
Figures in millions	2019	2018	2017

Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cent each	—	—	—
30,000,000 C redeemable preference shares of no par value	—	—	—
	23	23	23
Issued and fully paid
415,301,215 (2018: 412,769,980; 2017: 410,054,615) ordinary shares of 25 SA cents each	17	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	17	16	16
Treasury shares held within the group:
2,778,896 A and B redeemable preference shares	—	—	—
	17	16	16
Share premium
Balance at beginning of year	7,208	7,171	7,145
Ordinary shares issued - share premium	27	37	26
	7,235	7,208	7,171
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of year	7,182	7,155	7,118
Share capital and premium	7,199	7,171	7,134

The rights and restrictions applicable to the A, B and C redeemable preference shares were unchanged during 2019. The cancellation of all redeemable preference shares is in process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26    BORROWINGS

	US Dollars
Figures in millions	2019	2018	2017

Non-current

Unsecured
Debt carried at amortised cost
Rated bonds - issued July 2012	762	761	759
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010	1,003	1,002	1,001
Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

Syndicated revolving credit facility ($1bn)	—	—	32
The facility was issued on 17 July 2014 and cancelled during October 2018. Replaced with a $1.4bn multi-currency facility.
Syndicated revolving credit facility (A$500m)	—	—	163
The loan was cancelled in October 2018 and replaced by a $1.4bn multi-currency facility which is capped at A$500m.
Syndicated revolving credit facility (R2.5bn)	—	—	56
Quarterly interest paid at JIBAR plus 1.8% per annum. The facility was issued on 12 December 2017 and is available until 12 December 2022. The loan is SA rand-based.
Syndicated loan facility (R1.4bn)	—	28	81
Quarterly interest paid at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and is available until 7 July 2020. The loan is SA rand-based. The facility was cancelled on 19 February 2020.

Syndicated loan facility (R1bn)	72	35	81
Quarterly interest paid at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017 and is available until 3 November 2022. The loan is SA rand-based.
Siguiri revolving credit facilities ($65m)	67	—	—
Interest paid at 8% above LIBOR. The facility was issued on 23 August 2016, is available until 27 February 2022 and is US dollar-based.
Geita revolving credit facility ($150m)	114	60	—
Multi-currency RCF consisting of Tanzanian shilling component which is capped at the equivalent of US$45m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility matures on 6 April 2021.

Other	—	—	1
Interest charged at various rates from 2.5% plus delta exchange rate on individual instalments per annum to 4.5% per annum. Repayments terminate in June 2023. All loans are Brazilian real-based.
The loans are subject to debt covenant arrangements for which no default event occurred.

Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF)	15	—	—
The facility consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at A$500m with a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. The facility was issued on 23 October 2018 and is available until 23 October 2023.

Revolving credit facilities ($100m)	—	103	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26    BORROWINGS (continued)

	US Dollars
Figures in millions	2019	2018	2017
During 2019 the loans outstanding under these facilities were refinanced and included in the Geita and Siguiri revolving credit facilities.

Non-current (continued)
Secured
Finance leases (1)
Turbine Square Two (Pty) Limited	—	9	15
The lease is capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The building financed is used as security for these loans.

Australian Gas Pipeline	—	48	58
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

Other	—	4	5
Various loans with interest rates ranging from 2.5% to 14.7% per annum. These loans are repayable from 2016 to 2041. Some of these loans are secured by the financed assets.
Total borrowings (note 35)	2,033	2,050	2,268
Current portion of borrowings (note 36)	(734)	(139)	(38)
Total non-current borrowings (note 36)	1,299	1,911	2,230

Amounts falling due
Within one year	734	139	38
Between one and two years	110	734	219
Between two and five years	898	860	1,687
After five years	291	317	324
(note 35)	2,033	2,050	2,268

(1) The Finance leases have been included in the lease liabilities from 1 January 2019 (refer to note 16).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26    BORROWINGS (continued)

	US Dollars
Figures in millions	2019	2018	2017

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	1,893	1,896	1,807
Australian dollar	21	48	221
SA rand	72	75	237
Tanzanian shilling	47	29	—
Brazilian real	—	2	3
(notes 35)	2,033	2,050	2,268

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility ($1bn) - US dollar	—	—	965
Syndicated revolving credit facility (A$500m) - Australian dollar	—	—	226
Syndicated revolving credit facility (R2.5bn) - SA rand	179	174	146
Syndicated revolving credit facility (R1.4bn) - SA rand	100	70	32
FirstRand Bank Limited (R750m) - SA rand	54	52	61
Revolving credit facilities ($100m) - US dollar	—	—	85
Revolving credit facility (R1bn) - SA rand	—	35	—
Multi currency syndicated revolving credit facility ($1.4bn) - US Dollar	1,379	1,400	—
Revolving credit facility - $150m	40	57	—
	1,752	1,788	1,515

Changes in liabilities arising from financing activities:
Reconciliation of total borrowings:
A reconciliation of total borrowings included in the statement of financial position is set out below:
Opening balance	2,050	2,268	2,178
Proceeds from borrowings	168	753	815
Repayment of borrowings	(123)	(967)	(767)
Finance costs paid on borrowings	(122)	(117)	(125)
Deferred loan fees	(7)	—	—
Interest charged to the income statement	127	127	130
Reclassification of finance leases to lease liabilities	(60)	—	—
Translation	—	(14)	37
Closing balance	2,033	2,050	2,268

Reconciliation of finance costs paid:
A reconciliation of finance costs paid included in the statement of cash flows is set out below:
Finance costs paid on borrowings	122	117	125
Capitalised finance cost	(6)	—	—
Commitment fees, utilisation fees and other borrowing costs	12	13	13
Total finance costs paid	128	130	138

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27    ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	US Dollars
Figures in millions	2019	2018	2017

Environmental rehabilitation obligations

Provision for decommissioning
Balance at beginning of year	237	286	279
Charge to income statement	—	1	2
Change in estimates(1)	29	(47)	4
Unwinding of decommissioning obligation	10	12	12
Transfer to assets and liabilities held for sale	(81)	—	(20)
Utilised during the year	(1)	(1)	(2)
Translation	2	(14)	11
Balance at end of year	196	237	286

Provision for restoration
Balance at beginning of year	385	409	426
Charge to income statement	(1)	2	8
Change in estimates(1)	50	(28)	(17)
Unwinding of restoration obligation	9	12	10
Transfer to assets and liabilities held for sale	(15)	—	(3)
Transfer to current portion	—	—	(17)
Utilised during the year	(5)	(3)	(4)
Translation	—	(7)	6
Balance at end of year	423	385	409

Other provisions(2)
Balance at beginning of year	205	247	172
Charge to income statement	39	24	17
Change in estimates	27	18	15
Additions	—	—	64
Transfer to assets and liabilities held for sale	(115)	—	—
Transfer to trade and other payables	(73)	(26)	(6)
Unwinding of other provisions	6	7	1
Utilised during the year	(16)	(35)	(35)
Translation	5	(30)	19
Balance at end of year	78	205	247

Total environmental rehabilitation and other provisions	697	827	942

(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2)
Other provisions include the long-term provision for the silicosis class action litigation of $54m (2018: $47m; 2017: $63m), the short-term portion of $11m (2018; $16m; 2017: nil) has been included in trade and other payables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

	US Dollars
Figures in millions	2019	2018	2017

Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees	93	93	114
Other defined benefit plans	7	7	8
Sub-total	100	100	122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

Figures in millions	2019	2018	2017
	US Dollars
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2019.

Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year	93	115	109
Interest cost	8	9	10
Benefits paid	(8)	(10)	(9)
Actuarial (gain) loss	(2)	(5)	(8)
Translation	2	(16)	13
Balance at end of year	93	93	115
Less: transfer to non-current assets and liabilities held for sale	—	—	(1)
Net amount recognised	93	93	114

Components of net periodic benefit cost
Interest cost	8	9	10
Net periodic benefit cost	8	9	10
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate	9.15%	9.57%	9.29%
Expected increase in health care costs	7.25%	7.35%	7.75%

Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year	7.25%	7.35%	7.75%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.25%	7.35%	7.75%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost – 1% point increase	1	1	1
Effect on post-retirement benefit obligation – 1% point increase	7	7	10
Effect on total service and interest cost – 1% point decrease	(1)	(1)	(1)
Effect on post-retirement benefit obligation – 1% point decrease	(6)	(7)	(8)

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $9m to the post-retirement medical plan in 2020.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2020	9
2021	9
2022	9
2023	9
2024	10
Thereafter	47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29    DEFERRED TAXATION

	US Dollars
Figures in millions	2019	2018	2017

Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets (owned)	370	521	604
Right-of-use assets	48
Inventories	24	37	33
Other	9	5	15
	451	563	652
Assets
Provisions	209	218	229
Lease liabilities	52
Tax losses	45	24	60
Other	9	6	4
	315	248	293
Net deferred taxation liability	136	315	359
Included in the statement of financial position as follows:
Deferred tax assets	105	—	4
Deferred tax liabilities	241	315	363
Net deferred taxation liability	136	315	359
The movement on the deferred tax balance is as follows:
Balance at beginning of year	315	359	492
Taxation of items included in income statement from continuing and discontinued operations	(189)	(30)	(68)
Taxation on items included in other comprehensive income	(2)	5	(6)
Transfer to non-current assets and liabilities held for sale	15	—	(73)
Translation	(3)	(19)	14
Balance at end of year	136	315	359
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $444m (2018: $413m; 2017: $384m).
30    TRADE, OTHER PAYABLES AND PROVISIONS

	US Dollars
Figures in millions	2019	2018	2017

Non-current
Other payables	15	3	3

Current
Trade payables	363	350	358
Accruals(1)	167	186	228
Short-term provisions	53	20	22
Derivatives	—	9	—
Other payables	3	29	30
	586	594	638
Total trade, other payables and provisions	601	597	641
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
(1) Includes accrual for silicosis of $11m in 2019 (2018: $16m; 2017:nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31    TAXATION

	US Dollars
Figures in millions	2019	2018	2017

Balance at beginning of year	54	50	97
Refunds during the year	7	5	14
Payments during the year	(228)	(171)	(174)
Taxation of items included in the income statement	298	242	190
Offset of VAT and other taxes	(50)	(63)	(78)
Transfer from tax receivable relating to North America	(10)	—	—
Translation	(9)	(9)	1
Balance at end of year	62	54	50
Included in the statement of financial position as follows:
Taxation asset included in trade and other receivables	(10)	(6)	(3)
Taxation liability	72	60	53
	62	54	50
32    CASH GENERATED FROM OPERATIONS

	US Dollars
Figures in millions	2019	2018	2017

Profit (loss) before taxation	619	445	328
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(6)	6	1
Amortisation of tangible assets and right of use assets (note 4)	580	553	685
Finance costs and unwinding of obligations (note 7)	172	168	157
Environmental, rehabilitation and other expenditure	(6)	(23)	(26)
Impairment, derecognition of assets and profit (loss) on disposal	3	5	(1)
Other expenses (income)	41	28	89
Amortisation of intangible assets (notes 4)	3	5	5
Interest income	(14)	(8)	(8)
Share of associates and joint ventures’ (profit) loss (note 8)	(168)	(122)	(22)
Other non-cash movements	43	(4)	(4)
Movements in working capital	(165)	(122)	(137)
	1,102	931	1,067
Movements in working capital:
(Increase) decrease in inventories	(67)	(2)	(67)
(Increase) decrease in trade, other receivables and other assets	(138)	(74)	(86)
Increase (decrease) in trade, other payables and deferred income	40	(46)	16
	(165)	(122)	(137)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33    RELATED PARTIES

	US Dollars
Figures in millions	2019	2018	2017

Material related party transactions were as follows (not attributable):

Sales and services rendered to related parties
Associates	19	—	—
Joint ventures	7	10	12

Purchases and services acquired from related parties
Associates	12	19	16
Joint ventures	1	—	3

Outstanding balances arising from sale of goods and services due by related parties
Associates	19	19	7
Joint ventures	1	—	2
Amounts owed to/due by related parties above are unsecured and non-interest bearing.
Loans advanced to joint ventures and associates

Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 19)

Executive contracts
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

The executive contracts are reviewed annually and currently continue to include a change in control provision. The change in control is subject to the following triggers:

•	The acquisition of all or part of AngloGold Ashanti; or

•	A number of shareholders holding less than thirty-five percent of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and

•	The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change in control becoming effective, the executive management team will in certain circumstances be subject to both the notice period and the change in control contract terms. The notice period applied per category of executive and the change in control periods as at 31 December 2019 were as follows:

Executive Committee member	Notice Period	Change of control
CEO	12 months	12 months
CFO	6 months	6 months
EXCO	6 months	6 months

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    RELATED PARTIES (continued)
Directors and other key management personnel

Executive Directors’ and Prescribed Officers’ remuneration

The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2019.

The following are definitions of terminology used in the adoption of the reporting requirements under King IV.

Reflected
In respect of the DSP and LTIP plans, remuneration is reflected when performance conditions have been met during the reporting period.

Settled
This refers to remuneration that has been included in prior reporting periods and has now become payable (but may not yet have been paid) to the executive in the current period.

Single total figure remuneration	Base salary		Pension scheme benefits	Once-off relocation costs	Cash in lieu of dividends	Other benefits(2)	Awards earned during the period reflected but not yet settled			Single total figure of remuneration
	ZAR denominated portion	USD/AUD denominated portion(1)					DSP 2019 awards(3)	CSLTIP 2017 awards(4)	Sign-on awards granted (5)	2019		2018	2017
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	USD '000 (8)	USD '000 (8)	USD '000 (8)
Executive directors
KPM Dushnisky	—	18,608	4,648	2,726	142	2,578	61,842	—	—	90,544	6,268	7,570	—
KC Ramon	5,585	3,981	779	—	194	893	29,135	33,064	—	73,631	5,097	3,547	2,190
Total executive directors	5,585	22,589	5,427	2,726	336	3,471	90,977	33,064	—	164,175	11,365	11,117	2,190

Prescribed officers
SD Bailey	3,879	2,560	—	—	37	1,160	18,087	5,917	—	31,640	2,190	—	—
CE Carter(6)	—	2,791	5,524	—	—	2,277	—	—	—	10,592	733	3,719	2,322
PD Chenard(7)	2,933	3,900	—	1,270	—	1,729	18,362	—	19,356	47,550	3,292	—	—
GJ Ehm	—	9,074	251	—	163	611	25,329	33,064	—	68,492	4,742	3,286	2,096
L Eybers	1,377	7,945	251	1,135	64	2,310	25,054	29,160	—	67,296	4,659	2,511	1,680
DC Noko(6)	869	396	117	—	17	1,110	—	—	—	2,509	174	2,846	1,642
S Ntuli	4,607	2,871	631	—	36	343	21,041	7,526	—	37,055	2,565	—	—
ME Sanz Perez	4,481	3,184	958	—	169	68	20,567	26,447	—	55,874	3,868	2,833	1,637
CB Sheppard(6)	1,159	528	160	—	169	830	—	—	—	2,846	197	2,961	1,413
TR Sibisi	4,944	2,337	910	—	158	61	19,638	22,713	—	50,761	3,514	2,699	1,126
Total prescribed officers	24,249	35,586	8,802	2,405	813	10,499	148,078	124,827	19,356	374,615	25,934	20,855	11,916

Notes:

(1)	Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.

(2)
Other benefits include health care, group personal accident, disability, funeral cover, accommodation allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(3)
The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2019 with the cash bonus payable in February 2020 and the share awards allocated in February 2020, vesting over a 5-year period in equal tranches.

(4)	The fair value of the CSLTIP granted in 2017 with a 3-year performance period ended 31 December 2019. The awards vested on 1 March 2020.

(5)
PD Chenard was awarded a sign-on award of ZAR19.36m at start date,1 April 2019, of which ZAR6.33m will be settled in cash with 50% payable upfront, the balance on 1 April 2020 and ZAR13.03m will be settled in shares to vest over a 2 year period in equal tranches in accordance with the JSE Listing requirements.

(6)
All salary payments (including salary, performance related payments, pension and other benefits) for CE Carter (retired 28 March 2019), DC Noko (retired 28 February 2019) and CB Sheppard (retired 15 March 2019) are pro-rated in accordance with their retirement dates.

(7)	All salary payments (including salary, performance related payments, pension and other benefits) for PD Chenard are pro-rated in accordance with his start date, 1 April 2019.

(8)	Convenience conversion to USD at the year-to-date average exchange rate of $1:R14.445 (2018: $1:R13.247; 2017 $1:R13.301).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Directors and other key management personnel (continued)

33    RELATED PARTIES (continued)
Directors and other key management personnel (continued)

Total cash equivalent received reconciliation	Single total figure remuneration	Awards earned during the period reflected but not yet settled			DSP 2018 cash portion settled	BSP, CIP and LTIP share awards settled			Sign-on cash settled			Sign-on shares settled			Total cash equivalent received
		DSP 2019 awards(1)	CSLTIP 2017 awards(2)	Sign-on awards granted(3)		Grant fair value(4)	Market movement since grant date(4)	Vesting fair value(4)	Grant fair value(4)	Currency movement since grant date(4)	Settlement fair value(4)	Grant fair value(4)	Market movement since grant date(4)	Vesting fair value(4)	2019		2018	2017
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	USD '000(5)	USD '000(5)	USD '000(5)
Executive directors
KPM Dushnisky	90,544	(61,842)	—	—	7,119	—	—	—	17,616	(1,010)	16,606	20,188	18,357	38,545	90,972	6,298	550	—
KC Ramon	73,631	(29,135)	(33,064)	—	8,378	21,504	2,849	24,353	—	—	—	—	—	—	44,163	3,057	1,936	1,515
Total executive directors	164,175	(90,977)	(33,064)	—	15,497	21,504	2,849	24,353	17,616	(1,010)	16,606	20,188	18,357	38,545	135,135	9,355	2,486	1,515
																	—	—
Prescribed officers
SD Bailey	31,640	(18,087)	(5,917)	—	2,613	4,066	724	4,789	—	—	—	—	—	—	15,038	1,041	—	—
CE Carter	10,592	—	—	—	8,778	26,276	3,913	30,188	—	—	—	—	—	—	49,558	3,431	1,967	1,907
PD Chenard	47,550	(18,362)	—	(16,191)	—	—	—	—	—	—	—	—	—	—	12,997	900	—	—
GJ Ehm	68,492	(25,329)	(33,064)	—	7,113	19,622	(198)	19,424	—	—	—	—	—	—	36,636	2,536	1,751	1,758
L Eybers	67,296	(25,054)	(29,160)	—	6,701	7,463	2,825	10,289	—	—	—	—	—	—	30,072	2,082	1,233	1,101
DC Noko	2,509	—	—	—	5,851	24,906	4,316	29,222	—	—	—	—	—	—	37,582	2,602	1,436	1,381
S Ntuli	37,055	(21,041)	(7,526)	—	3,269	3,956	1,046	5,002	—	—	—	—	—	—	16,759	1,160	—	—
ME Sanz Perez	55,874	(20,567)	(26,447)	—	5,864	18,839	1,460	20,299	—	—	—	—	—	—	35,023	2,425	1,399	1,350
CB Sheppard	2,846	—	—	—	6,186	25,446	4,338	29,783	—	—	—	—	—	—	38,815	2,687	1,146	887
TR Sibisi	50,761	(19,638)	(22,713)	—	5,495	17,709	876	18,585	—	—	—	—	—	—	32,490	2,249	886	674
Total prescribed officers	374,615	(148,078)	(124,827)	(16,191)	51,870	148,283	19,300	167,581	—	—	—	—	—	—	304,970	21,113	9,818	9,058
Notes:

(1)
The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2019 with the cash bonus payable in February 2020 and the share awards allocated in February 2020, vesting over a 5-year period in equal tranches.

(2)	The fair value of the CSLTIP granted in 2017 with a 3-year performance period ended 31 December 2019. The awards vested on 1 March 2020.

(3)
PD Chenard was awarded a sign-on award of ZAR19.36m at start date,1 April 2019, of which ZAR6.33m will be settled in cash with 50% payable upfront, the balance on 1 April 2020 and ZAR13.03m will be settled in shares to vest over a 2 year period in equal tranches in accordance with the JSE Listing requirements.

(4)
Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested CSLTIP 2016, vested BSP 2017 and 2018, vested CIP 2017 and 2018 vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award. These values include awards vested early for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates as per as per scheme rules.

(5)	Convenience conversion to USD at the year-to-date average exchange rate of $1:R14.445 (2018: $1:R13.247; 2017: $1:R13.301).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Directors and other key management personnel (continued)

33    RELATED PARTIES (continued)

Directors and other key management personnel (continued)

Details of the share incentive scheme awards are included below.
BSP awards

	Balance at 1 January 2019	Granted	Vested, deemed settled	Forfeited/ Lapsed	Balance at 31 December 2019	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2019(3)
						ZAR'000	ZAR'000	ZAR'000

Executive Directors
KPM Dushnisky	—	—	—	—	—	—	—	—
KC Ramon	77,073	—	49,256	—	27,817	—	10,034	8,804
Total executive directors	77,073	—	49,256	—	27,817	—	10,034	8,804
Prescribed officers
SD Bailey	22,549	—	14,243	—	8,306	—	2,903	2,629
CE Carter(4)	67,173	—	58,055	9,118	—	—	11,664	—
PD Chenard	—	—	—	—	—	—	—	—
GJ Ehm	62,783	—	39,786	—	22,997	—	8,109	7,279
L Eybers	53,626	—	31,338	—	22,288	—	6,419	7,054
DC Noko(4)	52,531	—	44,415	8,116	—	—	9,070	—
S Ntuli	28,221	—	17,584	—	10,637	—	3,587	3,367
ME Sanz Perez	52,842	—	33,770	—	19,072	—	6,879	6,036
CB Sheppard(4)	55,534	—	47,374	8,160	—	—	9,584	—
TR Sibisi	47,221	—	29,516	—	17,705	—	6,021	5,604
Total prescribed officers	442,480	—	316,081	25,394	101,005	—	64,236	31,969
Other Management	2,482,900	—	1,595,362	70,586	816,952	—	321,706	258,565
Total BSP awards	3,002,453	—	1,960,699	95,980	945,774	—	395,976	299,338

Notes

(1)	The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date. Closed scheme, no awards granted in 2019.

(2)	The fair value of vested awards represents the value deemed received on settlement date.

(3)	The fair value of unvested awards is calculated using the closing share price as at 31 December.

(4)	Includes awards vested early and lapsed for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates as per scheme rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Directors and other key management personnel (continued)

33    RELATED PARTIES (continued)

Details of the share incentive scheme awards are included below.
LTIP awards

	Balance at 1 January 2019	Granted	Vested, deemed settled	Forfeited/ Lapsed	Balance at 31 December 2019	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2019(3)
						ZAR '000	ZAR '000	ZAR '000

Executive directors
KPM Dushnisky	—	—	—	—	—	—	—	—
KC Ramon	230,595	—	56,760	63,240	110,595	—	11,315	35,003
Total executive directors	230,595	—	56,760	63,240	110,595	—	11,315	35,003

Prescribed officers
SD Bailey	39,793	—	9,460	10,540	19,793	—	1,886	6,264
CE Carter(4)	230,595	—	93,205	137,390	—	—	18,349	—
PD Chenard	—	—	—		—	—	—	—
GJ Ehm	230,595	—	56,760	63,240	110,595	—	11,315	35,003
L Eybers	117,535	—	9,460	10,540	97,535	—	1,886	30,870
DC Noko(4)	208,850	—	85,036	123,814	—	—	17,178	—
S Ntuli	40,173	—	7,095	7,905	25,173	—	1,414	7,967
ME Sanz Perez	208,463	—	56,760	63,240	88,463	—	11,315	27,999
CB Sheppard(4)	213,928	—	87,220	126,708	—	—	17,344	—
TR Sibisi	195,971	—	56,760	63,240	75,971	—	11,315	24,045
Total prescribed officers	1,485,903	—	461,756	606,617	417,530	—	92,002	132,148
Other Management	2,099,263	—	510,922	635,904	952,437	—	101,852	301,446
Total LTIP awards	3,815,761	—	1,029,438	1,305,761	1,480,562	—	205,169	468,597

Notes

(1)	The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date. Closed scheme, no awards granted in 2019.

(2)	The fair value of vested awards represents the value deemed received on settlement date.

(3)	The fair value of unvested awards is calculated using the closing share price as at 31 December.

(4)	Includes awards vested early and lapsed for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates as per scheme rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Directors and other key management personnel (continued)

33    RELATED PARTIES (continued)

CIP matched awards

	Balance at 1 January 2019	Granted	Matched	Forfeited/ Lapsed	Balance at 31 December 2019	Fair value of granted awards(1)	Fair value of matched awards(2)	Fair value of unvested matched at 31 December 2019(3)
						ZAR '000	ZAR '000	ZAR '000

Executive directors
KPM Dushnisky	—	—	—	—	—	—	—	—
KC Ramon	23,270	—	14,795	—	8,475	—	3,004	2,682
Total executive directors	23,270	—	14,795	—	8,475	—	3,004	2,682

Prescribed officers
SD Bailey	—	—	—	—	—	—	—	—
CE Carter	949	—	949	—	—	—	175	—
PD Chenard	—	—	—		—	—	—	—
GJ Ehm(4)	16,500	—	—	16,500	—	—	—	—
L Eybers	16,788	—	10,198	—	6,590	—	1,983	2,086
DC Noko(5)	15,370	—	15,370	—	—	—	2,974	—
S Ntuli	—	—	—	—	—	—	—	—
ME Sanz Perez	16,039	—	10,297	—	5,742	—	2,104	1,817
CB Sheppard(5)	14,358	—	14,358	—	—	—	2,855	—
TR Sibisi	9,304	—	6,184	—	3,120	—	1,249	987
Total prescribed officers	89,308	—	57,356	16,500	15,452	—	11,340	4,890
Other Management	—	—	—	—	—	—	—	—
Total CIP awards	112,578	—	72,151	16,500	23,927	—	14,344	7,572

Notes

(1)	The fair value of granted awards represents the value of awards, calculated using the original investment share price on purchase date. Closed scheme, no awards granted in 2019.

(2)	The fair value of matched awards represents the value received on settlement dates.

(3)	The fair value of unvested awards is calculated using the closing share price as at 31 December.

(4)	These awards lapsed for GJ Ehm in line with the scheme rules.

(5)	Includes awards vested early for DC Noko and CB Sheppard in accordance with their retirement dates as per scheme rules.

Sign-on share awards

	Balance at 1 January 2019	Granted	Vested deemed settled	Forfeited/ Lapsed	Balance at 31 December 2019	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2019(3)
						ZAR '000	ZAR '000	ZAR '000

Executive directors
KPM Dushnisky	351,755	—	175,877	—	175,878	—	38,545	55,665
Total executive directors	351,755	—	175,877	—	175,878	—	38,545	55,665
Prescribed officers
PD Chenard	—	64,951	—	—	64,951	13,026	—	20,557
Total prescribed officers	—	64,951	—	—	64,951	13,026	—	20,557
Total Sign-on share awards	351,755	64,951	175,877	—	240,829	13,026	38,545	76,222

Notes

(1)
The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a 2-year period in equal tranches in accordance with the JSE Listing requirements.

(2)	The fair value of KPM Dushnisky's vested awards represents the value received on settlement dates, 20 and 21 February 2019.

(3)	The fair value of unvested awards is calculated using the closing share price as at 31 December.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Directors and other key management personnel (continued)

33    RELATED PARTIES (continued)

DSP awards

Subsequent to year end and up to the date of this report, the following DSP awards were granted to executive directors and prescribed officers:

	Balance at 1 January 2019	Granted	Vested, deemed settled	Forfeited/ Lapsed	Balance at 31 December 2019	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2019(3)
						ZAR '000	ZAR '000	ZAR '000

Executive directors
KPM Dushnisky	—	67,742	—	—	67,742	13,848	—	21,440
KC Ramon	—	89,782	—	—	89,782	18,353	—	28,416
Total executive directors	—	157,524	—	—	157,524	32,201	—	49,856

Prescribed officers
SD Bailey	—	19,196	—	—	19,196	3,924	—	6,076
CE Carter	—	98,451	—	—	98,451	20,125	—	31,160
PD Chenard	—	—	—	—	—	—	—	—
GJ Ehm	—	82,037	—	—	82,037	16,770	—	25,965
L Eybers	—	77,380	—	—	77,380	15,818	—	24,491
DC Noko	—	67,548	—	—	67,548	13,808	—	21,379
S Ntuli	—	24,006	—	—	24,006	4,907	—	7,598
ME Sanz Perez	—	67,712	—	—	67,712	13,842	—	21,431
CB Sheppard	—	71,409	—	—	71,409	14,597	—	22,601
TR Sibisi	—	63,424	—	—	63,424	12,965	—	20,074
Total prescribed officers	—	571,163	—	—	571,163	116,756	—	180,775
Other Management	—	940,504	14,623	55,208	870,673	192,258	4,269	275,568
Total DSP awards	—	1,669,191	14,623	55,208	1,599,360	341,215	4,269	506,199

Notes

(1)	The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date, 21 February 2019.

(2)	The fair value of vested awards represents the value deemed received on settlement date.

(3)	The fair value of unvested awards is calculated using the closing share price as at 31 December.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Directors and other key management personnel (continued)

33    RELATED PARTIES (continued)

Non-Executive Director remuneration
The table below details the fees and allowances paid to Non-Executive Directors:

Non-Executive Directors’ fees and allowances

					Figures in thousands(1)	Figures in thousands(1)
	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars(1)	2019			2019	2018	2017
SM Pityana (Chairman)	303,000	73,750	10,000	386,750	441	372
AH Garner	123,500	37,000	35,000	195,500	200	201
AM Ferguson(2)	123,500	50,500	42,500	216,500	52	—
DL Hodgson(3)	33,500	13,500	—	47,000	190	167
JE Tilk(2)	123,500	47,000	60,000	230,500	—	—
M Ramos(4)	70,000	30,500	6,250	106,750	—	—
MDC Richter	123,500	71,750	35,000	230,250	235	203
MJ Kirkwood(3)	33,500	22,250	6,250	62,000	247	231
NP January-Bardill	123,500	56,000	6,250	185,750	198	180
R Gasant	123,500	63,500	6,250	193,250	229	182
RJ Ruston	123,500	56,000	38,750	218,250	261	212
Total Fees For 2019	1,304,500	521,750	246,250	2,072,500	2,053	1,748

(1)	Directors' compensation is disclosed in US dollars.

(2)	Director's travel allowance includes travel for site induction.

(3)	Directors resigned effective 9 May 2019.

(4)	Director joined on 1 June 2019.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors’ fees or committee fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33     RELATED PARTIES (continued)

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares (continued)
The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December, which individually did not exceed 1% of the company’s issued ordinary share capital, were:

	31 December 2019 Beneficial holding		31 December 2018 Beneficial holding		31 December 2017 Beneficial holding
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive directors
SM Pityana	2,990	—	2,990	—	2,990	—
MDC Richter(1)	9,300	—	9,300	—	7,300	—
AH Garner(1)	17,500	—	17,500	—	7,500	—
RJ Ruston(2)	—	1,000	—	1,000	—	1,000
Total	29,790	1,000	29,790	1,000	17,790	1,000
Executive directors
KPM Dushnisky (1)	131,730	—	50,000	—	—	—
KC Ramon	59,124	—	51,062	—	28,265	—
Total	190,854	—	101,062	—	28,265	—
Company Secretary
ME Sanz Perez	31,815	16,368	26,204	16,368	13,994	16,368
Total	31,815	16,368	26,204	16,368	13,994	16,368
Prescribed officers
SD Bailey(1)	1,190	—	—	—	—	—
GJ Ehm(2)	35,058	16,213	35,058	16,213	30,319	16,213
L Eybers	18,164	—	17,207	—	4,812	—
TR Sibisi	13,283	—	9,914	—	4,085	—
Total	67,695	16,213	62,179	16,213	39,216	16,213
Grand total	320,154	33,581	219,235	33,581	99,265	33,581

(1)	Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)

(2)	Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33     RELATED PARTIES (continued)

Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares (continued)

Changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group’s BSP and LTIP schemes, after 31 December 2019 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holding

Executive Directors
KPM Dushnisky	26 February 2020	On-market purchase in respect of the sign-on award	87,939	Direct
	26 February 2020	On-market sale of ordinary shares to settle tax costs	47,488	Direct
KC Ramon	27 February 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,475	Direct
	28 February 2020	On-market sale of ordinary shares to settle tax costs	3,857	Direct
	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long-Term Incentive Plan	52,234	Direct
		On-market sale of ordinary shares to settle tax costs	24,027	Direct
Company Secretary
ME Sanz Perez	27 February 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,742	Direct
	28 February 2020	On-market sale of ordinary shares to settle tax costs	2,613	Direct
	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long-Term Incentive Plan	41,781	Direct
		On-market sale of ordinary shares to settle tax costs	19,219	Direct
Prescribed officers
SD Bailey	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long-Term Incentive Plan	9,348	Direct
		On-market sale of ordinary shares to settle tax costs	4,300	Direct
GJ Ehm	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long-Term Incentive Plan	52,234	Direct
		On-market sale of ordinary shares to settle tax costs	24,027	Direct
L Eybers	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long-Term Incentive Plan	46,065	Direct
	3 March 2020	On-market sale of ordinary shares to settle tax costs	21,190	Direct
	9 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,590	Direct
		On-market sale of ordinary shares to settle tax costs	2,999	Direct
S Ntuli	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long-Term Incentive Plan	11,889	Direct
		On-market sale of ordinary shares to settle tax costs	5,468	Direct
TR Sibisi	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long-Term Incentive Plan	35,881	Direct
		On-market sale of ordinary shares to settle tax costs	16,505	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,120	Direct
		On-market sale of ordinary shares to settle tax costs	1,420	Direct

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	US Dollars
Figures in millions	2019	2018	2017

Capital commitments
Acquisition of tangible assets
Contracted for	161	99	87
Not contracted for	426	792	113
Authorised by the directors (1)	587	891	200
Allocated to:
Project capital
- within one year	288	446	104
- thereafter	162	308	—
	450	754	104
Stay-in-business capital
- within one year	117	125	84
- thereafter	20	12	12
	137	137	96
Share of underlying capital commitments of joint ventures included above	2	91	21
Purchase obligations (2)
Contracted for
- within one year	506	305	274
- thereafter	579	658	424
	1,085	963	698

(1) Includes $59m (2018: $90m; 2017: $54m) relating to discontinued operations.

(2) Includes $8m (2018: $25m; 2017: $54m) relating to discontinued operations.

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

Contingencies

	US Dollars
Figures in millions	2019	2018	2017
Contingent liabilities
Litigation - Ghana(1)(2)	97	97	97
Litigation - North America (3)	—	—	—
Groundwater pollution(4)	—	—	—
Deep groundwater pollution - Africa(5)	—	—	—
	97	97	97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    Contractual commitments and contingencies (continued)

Litigation claims

(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel has been constituted and on 26 July 2019 held an arbitration management meeting to address initial procedural matters.

(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process. During November 2019, the AngloGold Ashanti defendants filed two motions for summary judgement with the Court, requesting the dismissal of all causes of actions against all defendants.  On 18 March 2020, the Court granted the motions, dismissed all causes of actions and ordered the case to be closed. Newmont Mining Co. has 30 days from the date of the order to file an appeal to the Court's decision.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 12.

Other

(4)
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

(5)
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

35    FINANCIAL RISK MANAGEMENT ACTIVITIES

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

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit’s functional currency. The gold market is predominantly priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.

Net open hedge position as at 31 December 2019

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

The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 26 and 36).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Financial risk management activities (continued)

35    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2019	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Trade and other payables	586		15		—		—		601
Borrowings	802		185		1,012		602		2,601
- In USD	790	5.8	132	6.0	913	6.1	602	6.5	2,437
- AUD in USD equivalent	—	2.3	—	2.3	22	2.3	—	—	22
- TZS in USD equivalent	6	12.5	47	12.5	—	—	—	—	53
- ZAR in USD equivalent	6	8.1	6	8.1	77	8.1	—	—	89
2018
Trade and other payables	562		—		—		—		562
Gold and oil derivative contracts	9		—		—		—		9
Borrowings	133		836		1,120		663		2,752
- In USD	112	5.8	790	5.8	1,025	6.0	622	6.5	2,549
- AUD in USD equivalent	7	6.8	7	6.8	23	6.8	26	6.8	63
- TZS in USD equivalent	5	12.5	3	12.5	29	12.5	—	—	37
- ZAR in USD equivalent	9	9.0	36	9.0	43	9.7	15	14.7	103
2017
Trade and other payables	615		—		—		—		615
Borrowings	137		343		1,912		695		3,087
- In USD	98	5.4	145	5.4	1,643	5.5	641	6.5	2,527
- AUD in USD equivalent	16	5.1	174	5.1	25	6.8	38	6.8	253
- ZAR in USD equivalent	23	8.9	24	8.9	244	9.1	16	15.5	307

With the implementation of IFRS 16 effective 1 January 2019 the finance lease liabilities historically included in borrowings have been reallocated to lease liabilities. The table below provides a breakdown of the contractual maturities including interest payments of the lease liabilities.

	Within one year		Between one and two years		Between two and five years		After five years		Total
2019	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Lease liabilities	51		33		54		56		194
- In USD	22	7.0	4	7.0	8	7.0	1	7.0	35
- AUD in USD equivalent	22	3.5	22	3.5	42	3.5	55	3.5	141
- BRL in USD equivalent	3	6.8	3	6.8	3	6.8	—	—	9
- ZAR in USD equivalent	4	9.8	4	9.8	1	9.8	—	—	9

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Financial risk management activities (continued)

35    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The combined maximum credit risk exposure of the group is as follows:

	US Dollars
Figures in millions	2019	2018	2017

Other investments (1)	67	59	58
Trade and other receivables	57	41	33
Cash restricted for use (note 23)	64	66	65
Cash and cash equivalents (note 24)	456	329	205
Total financial assets	644	495	361
(1) Included in other investments are amounts transferred to held for sale.

Trade and other receivables, that are past due but not impaired totalled $15m (2018: $6m; 2017: $10m). Other investments that are impaired totalled $1m (2018: nil; 2017: $3m).

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group’s other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollar millions	2019		2018		2017
Financial assets
Other investments (1)	170	170	147	147	138	140
Financial liabilities
Borrowings (note 26)	2,033	2,135	2,050	2,084	2,268	2,377
(1) Included in other investments are amounts transferred to held for sale.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Financial risk management activities (continued)

35    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The following table sets out the group’s financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument
Assets measured at fair value on a recurring basis

US Dollar millions	Level 1	Level 2	Level 3	Total
	2019

Equity securities - FVTPL (1)	21	—	—	21
Equity securities - FVTOCI	82	—	—	82

	2018
Equity securities - FVTPL	19	—	—	19
Equity securities - FVTOCI	69	—	—	69
	2017

Equity securities - available-for-sale	80	—	—	80
(1) Included in equity securities - FVTPL are amounts transferred to held for sale.

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

In Australia, since 2014, the group has paid an amount of AUD $6.8m into a Mine Rehabilitation Fund for a current carrying value of the liability of AUD $137.9m. At Iduapriem the group has provided a bond comprised of a cash component of $9.99m with a further bond guarantee amounting to $36.6m issued by Ecobank Ghana Limited, United Bank for Africa (Ghana) Limited and Barclays Ghana Limited for a current carrying value of the liability of $46.3m. At Obuasi the group has provided a bond comprised of a cash component of $20.6m with a further bank guarantee amounting to $30m issued by Nedbank Limited for a current carrying value of the liability of $186.3m. In some circumstances, the group may be required to post further bonds in future years, which will result in a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

In South Africa, AngloGold Ashanti has established a trust fund which has assets of ZAR 1.156bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.897bn. The fund, guarantees and liability form part of the South African disposal group and have been transferred to held for sale. Refer to note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Financial risk management activities (continued)

35    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

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

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2019
Financial assets
USD denominated	100	1	1
AUD denominated	150	1	1
Financial liabilities
TZS denominated	250	2,704	1
ZAR denominated(2)	150	15	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2018
Financial assets
USD denominated	100	1	1
AUD denominated	150	1	1
BRL denominated	250	2	1
Financial liabilities
TZS denominated	250	1,680	1
ZAR denominated(2)	150	14	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2017
Financial assets
USD denominated	100	1	1
ZAR denominated(1)(2)	150	2	—
Financial liabilities
ZAR denominated(2)	150	41	3
AUD denominated	100	3	2

(1) A change of 100 basis points in financial assets results in less than a $1m change in the interest amount.
(2) This is the only interest rate risk for the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    Financial risk management activities (continued)

35    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
		US$ Million		US$ Million		US$ Million
	2019		2018		2017
Borrowings
ZAR denominated (R/$)	Spot (+R1.50)	(7)	Spot (+R1.50)	(7)	Spot (+R1.50)	(26)
TZS denominated (TZS/$)	Spot (+TZS250)	(5)	Spot (+TZS250)	(3)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(1)	Spot (+AUD0.1)	(3)	Spot (+AUD0.1)	(16)
ZAR denominated (R/$)	Spot (-R1.50)	9	Spot (-R1.50)	9	Spot (-R1.50)	33
TZS denominated (TZS/$)	Spot (-TZS250)	6	Spot (-TZS250)	4
AUD denominated (AUD/$)	Spot (-AUD0.1)	1	Spot (-AUD0.1)	4	Spot (-AUD0.1)	19

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    CAPITAL MANAGEMENT

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The capital structure of the group consists of net debt (borrowings as detailed in note 26, offset by cash and bank balances detailed in note 24) and equity of the group (comprising share capital and premium and accumulated reserves and non-controlling interests).

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

During January 2019 the $35m Geita revolving credit facility, entered into in August 2016 was combined with the existing $115m Geita revolving credit facility. The combined $150m revolving credit facility with Nedbank Ltd consists of a US dollar and Tanzanian Shilling facility. Facility A is a US dollar-based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian Shilling facility capped at the equivalent of $45m with interest charged at a margin of 5% plus a reference rate as determined by the lending agent.
During February 2019 the $65m Siguiri revolving credit facility entered into in August 2016 was renewed for a further 3 years and matures on 27 February 2022. The facility bears interest at 8% above LIBOR, subject to a ratings grid and is US dollar-based.
A full analysis of the borrowings as presented on the statement of financial position in included in note 26. In addition, the following details are also relevant to the borrowings at 31 December 2019:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Capital Management (continued)

Gearing ratio (Adjusted Net debt to Adjusted EBITDA)

	US Dollars
Figures in millions	2019	2018	2017

Adjusted net debt from continuing operations
Borrowings - non-current portion (note 26)	1,299	1,911	2,230
Lease liabilities - non-current portion (note 16)	126
Borrowings - current portion (note 26)	734	139	38
Lease liabilities - current portion (note 16)	45	—	—
Total borrowings	2,204	2,050	2,268
Less cash and cash equivalents (note 24)	(456)	(329)	(205)
Net debt	1,748	1,721	2,063

Adjustments:
IFRS16 lease adjustments	(119)
Corporate office lease		(9)	(15)
Unamortised portion of borrowing costs	16	13	18
Cash restricted for use (note 23)	(64)	(66)	(65)
Adjusted net debt	1,581	1,659	2,001

The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Adjusted EBITDA from continuing operations
Profit (loss) before taxation	619	445	328
Add back:
Finance costs and unwinding of obligations (note 7)	172	168	157
Interest income	(14)	(8)	(8)
Amortisation of tangible, intangible and right of use assets (note 4)	583	558	690
Other amortisation	6	11	3
Associates and joint ventures’ adjustments for amortisation, interest, taxation and other	149	158	117
EBITDA	1,515	1,332	1,287

Adjustments:
Foreign exchange losses	12	9	11
Dividend income	—	(2)	—
Retrenchment and related costs	7	4	9
Care and maintenance costs (note 6)	47	39	62
Impairment, derecognition of assets and (profit) loss on disposal	6	7	2
(Gain) loss on non-hedge derivatives and other commodity contracts	(5)	2	—
Associates and joint ventures’ special items	(2)	(3)	(2)
Adjusted EBITDA (as defined in the Revolving Credit Agreements)	1,580	1,388	1,369
Gearing ratio (Adjusted Net debt to Adjusted EBITDA)	1.00:1	1.20:1	1.46:1
Maximum debt covenant ratio allowed per agreement	3.5:1	3.5:1	3.5:1

37    SUBSEQUENT EVENTS

Sale of South African assets: On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance and with additional proceeds if the West Wits assets are developed below current infrastructure. Refer to note 9.

Dividend declaration: On 21 February 2020, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 165 South African cents (assuming an exchange rate of ZAR 15/$, the gross dividend payable per ADS is equivalent to ~11 US cents).

COVID-19 pandemic: At the date of approval of these consolidated annual financial statements, the SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe, contributing to a sharp decline in global financial markets and a significant decrease in global economic activity. On 11 March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization and has since then resulted in numerous governments and companies, including AngloGold Ashanti, introducing a variety of measures to contain the spread of the virus.  To date, we have taken a number of proactive steps to protect our employees, our host communities and business, in line with the company’s values, guidelines and advice provided by the WHO and with the requirements of the countries in which we operate. Cases of the outbreak have been reported in all of the jurisdictions in which we operate, and it may lead to a prolonged restriction on the movement of people and continued requirement for people to self-isolate or be quarantined.

Any self-imposed or government-mandated temporary lockdowns may disrupt the company’s activities and operations and even lead to a full or partial temporary suspension of the company’s mining operations in those jurisdictions. On 21 March 2020, following the Argentinian government’s decision to impose a nationwide lockdown (quarantine) until 31 March 2020, including temporary travel restrictions, border closings and suspension of most industries, Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities.

On 23 March 2020, the South African government announced a 21-day nationwide lockdown, effective from midnight on 26 March 2020, resulting in the temporary suspension of mining activities of the company’s South African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste Solutions (MWS) and Surface Operations.

On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business, to include mining. These restrictions are set to run through 4 April 2020. Mineração Serra Grande (MSG) S.A. will temporarily suspend its operations.

The current impact of all of the suspended operations is expected to be about 30,000oz to 40,000oz, or less than 2% of annual production. In these countries, the suspension of mining activities will continue for the period during which the respective restrictions remain in force.

While minimal operational disruptions have occurred at the company’s other operations to date, the company may experience temporary disruptions in supply chain and logistics across its operations in the coming months should the pandemic be prolonged. Such disruptions, which include restrictions in travel and border access, may impact the company’s ability to source and transport goods and services required to operate mines and to transport gold doré to refineries. Furthermore, should COVID-19 spread among the company’s workforce, it may lead to a full or partial temporary suspension of the company’s operating mines in those affected areas.

Given the uncertainties with respect to future developments, including duration, severity and scope of the COVID-19 pandemic and the necessary government responses to limiting its spread, the board has decided to withdraw its market guidance for 2020 published as part of its preliminary condensed consolidated financial results on 21 February 2020, at this time.

In anticipation of a prolonged negative impact from the COVID-19 pandemic, on 18 March 2020, the company accelerated a drawdown of $900m on its $1.4bn Multi-currency RCF  to redeem the $700m 5.375% bonds maturing on 15 April 2020 and to have sufficient cash available to manage ongoing working capital requirements.  The company drew down a further $450m, on the remainder of its $1.4bn Multi-currency RCF which was received on 27th March 2020. After the drawdowns, the company's cash on hand exceeds $1.8bn (excluding cash lock-up positions at Kibali and Sadiola, where AnglGold Ashanti's combined share totals $300m).

Management will continue to take a prudent and proactive approach to managing the group’s liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti Limited, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). See Note 26 and Note 34. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America). The following is condensed consolidating financial information for the Company as of 31 December 2019, 2018 and 2017 and for the years ended 31 December 2019, 2018 and 2017, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Figures in millions (US dollars)	2019	2019	2019	2019	2019
Condensed consolidating income statement	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue from product sales	—	—	3,525	—	3,525
Cost of sales	(1)	—	(2,625)	—	(2,626)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	5	—	5
Gross profit (loss)	(1)	—	905	—	904
Corporate administration, marketing and other income (expenses)	(41)	(6)	(17)	(18)	(82)
Exploration and evaluation costs	—	—	(112)	—	(112)
Impairment, derecognition of assets and profit (loss) on disposal	—	(3)	(6)	3	(6)
Other income (expenses)	(10)	3	135	(211)	(83)
Operating profit (loss)	(52)	(6)	905	(226)	621
Interest income	3	6	5	—	14
Foreign exchange losses	—	(4)	(8)	—	(12)
Finance costs and unwinding of obligations	(16)	(106)	(56)	6	(172)
Share of associates and joint ventures’ profit (loss)	—	—	154	14	168
Equity gain (loss) in subsidiaries	302	815	—	(1,117)	—
Profit (loss) before taxation	237	705	1,000	(1,323)	619
Taxation	32	—	(282)	—	(250)
Profit (loss) after taxation from continuing operations	269	705	718	(1,323)	369
Discontinued operations
Profit (loss) from discontinued operations	(281)	—	(95)	—	(376)
Profit (loss) for the period	(12)	705	623	(1,323)	(7)
Allocated as follows:
Equity shareholders
- Continuing operations	269	705	713	(1,323)	364
- Discontinued operations	(281)	—	(95)	—	(376)
Non-controlling interests
- Continuing operations	—	—	5	—	5
	(12)	705	623	(1,323)	(7)
Comprehensive income (loss)	2	717	618	(1,330)	7
Comprehensive (income) loss attributable to non-controlling interests	—	—	(5)	—	(5)
Comprehensive income (loss) attributable to AngloGold Ashanti	2	717	613	(1,330)	2

Figures in millions (US dollars)	2018	2018	2018	2018	2018
Condensed consolidating income statement (restated)	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue from product sales	—	—	3,336	—	3,336
Cost of sales	(2)	—	(2,582)	—	(2,584)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	(2)	—	(2)
Gross profit (loss)	(2)	—	752	—	750
Corporate administration, marketing and other income (expenses)	(12)	(20)	(13)	(31)	(76)
Exploration and evaluation costs	—	—	(98)	—	(98)
Impairment, derecognition of assets and profit (loss) on disposal	—	1	(9)	1	(7)
Other income (expenses)	(10)	10	(70)	(9)	(79)
Operating profit (loss)	(24)	(9)	562	(39)	490
Interest income	—	4	4	—	8
Dividend received	2	—	—	—	2
Foreign exchange losses	—	(6)	(3)	—	(9)
Finance costs and unwinding of obligations	(16)	(107)	(45)	—	(168)
Share of associates and joint ventures’ profit (loss)	5	—	108	9	122
Equity gain (loss) in subsidiaries	142	490	—	(632)	—
Profit (loss) before taxation	109	372	626	(662)	445
Taxation	23	—	(235)	—	(212)
Profit (loss) after taxation from continuing operations	132	372	391	(662)	233
Discontinued operations
Profit (loss) from discontinued operations	1	—	(84)	—	(83)
Profit (loss) for the period	133	372	307	(662)	150

Allocated as follows:
Equity shareholders
- Continuing operations	132	372	374	(662)	216
- Discontinued operations	1	—	(84)	—	(83)
Non-controlling interests
- Continuing operations	—	—	17	—	17
	133	372	307	(662)	150
Comprehensive income (loss)	(8)	320	301	(604)	9
Comprehensive (income) loss attributable to non-controlling interests	—	—	(17)	—	(17)
Comprehensive income (loss) attributable to AngloGold Ashanti	(8)	320	284	(604)	(8)

Figures in millions (US dollars)	2017	2017	2017	2017	2017
Condensed consolidating income statement (restated)	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue from product sales	—	—	3,424	(30)	3,394
Cost of sales	(2)	—	(2,606)	1	(2,607)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	—	—	—
Gross profit (loss)	(2)	—	818	(29)	787
Corporate administration, marketing and other income (expenses)	(7)	(7)	(2)	(48)	(64)
Exploration and evaluation costs	(1)	—	(104)	—	(105)
Impairment, derecognition of assets and profit (loss) on disposal	—	2	(4)	—	(2)
Other income (expenses)	(71)	(8)	(79)	8	(150)
Operating profit (loss)	(81)	(13)	629	(69)	466
Interest income	1	3	4	—	8
Foreign exchange losses	—	1	(12)	—	(11)
Finance costs and unwinding of obligations	(14)	(107)	(36)	—	(157)
Share of associates and joint ventures’ profit (loss)	13	—	9	—	22
Equity gain (loss) in subsidiaries	212	447	—	(659)	—
Profit (loss) before taxation	131	331	594	(728)	328
Taxation	32	—	(195)	—	(163)
Profit (loss) after taxation from continuing operations	163	331	399	(728)	165
Discontinued operations
Profit (loss) from discontinued operations	(324)	—	(12)	—	(336)
Profit (loss) after discontinued operations	(161)	331	387	(728)	(171)
Preferred stock dividends	(30)	—	—	30	—
Profit (loss) for the period	(191)	331	387	(698)	(171)

Allocated as follows:
Equity shareholders
- Continuing operations	133	331	379	(698)	145
- Discontinued operations	(324)	—	(12)	—	(336)
Non-controlling interests
- Continuing operations	—	—	20	—	20
	(191)	331	387	(698)	(171)
Comprehensive income (loss)	(37)	365	422	(767)	(17)
Comprehensive (income) loss attributable to non-controlling interests	—	—	(20)	—	(20)
Comprehensive income (loss) attributable to AngloGold Ashanti	(37)	365	402	(767)	(37)

Figures in millions (US dollars)	2019	2019	2019	2019	2019
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible and right of use assets	4	—	2,740	6	2,750
Intangible assets	1	—	123	(1)	123
Investments in subsidiaries, associates and joint ventures	2,646	4,612	1,459	(7,136)	1,581
Other investments	2	2	74	(2)	76
Inventories	—	—	93	—	93
Trade and other receivables	—	29	122	(29)	122
Deferred taxation	105	—	—	—	105
Cash restricted for use	—	—	31	—	31
	2,758	4,643	4,642	(7,162)	4,881
Current assets
Other investments	—	10	—	—	10
Inventories, trade and other receivables, intergroup balances and other current assets	333	619	1,247	(1,317)	882
Cash restricted for use	—	—	33	—	33
Cash and cash equivalents	12	102	342	—	456
	345	731	1,622	(1,317)	1,381
Assets held for sale	253	—	348	—	601
	598	731	1,970	(1,317)	1,982

Total assets	3,356	5,374	6,612	(8,479)	6,863

EQUITY AND LIABILITIES
Share capital and premium	7,199	6,096	837	(6,933)	7,199
Retained earnings (accumulated losses) and other reserves	(4,559)	(2,715)	1,668	1,047	(4,559)
Shareholders’ equity	2,640	3,381	2,505	(5,886)	2,640
Non-controlling interests	—	—	36	—	36
Total equity	2,640	3,381	2,541	(5,886)	2,676

Non-current liabilities	225	1,031	1,222	—	2,478
Current liabilities including intergroup balances	401	962	2,667	(2,593)	1,437
Liabilities held for sale	90	—	182	—	272
Total liabilities	716	1,993	4,071	(2,593)	4,187
Total equity and liabilities	3,356	5,374	6,612	(8,479)	6,863

Figures in millions (US dollars)	2018	2018	2018	2018	2018
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets	625	—	2,756	—	3,381
Intangible assets	1	—	123	(1)	123
Investments in subsidiaries, associates and joint ventures	2,383	4,255	1,398	(6,508)	1,528
Other investments	2	3	138	(2)	141
Inventories	1	—	105	—	106
Trade and other receivables	—	29	102	(29)	102
Cash restricted for use	—	—	35	—	35
	3,012	4,287	4,657	(6,540)	5,416
Current assets
Other investments	—	6	—	—	6
Inventories, trade and other receivables, intergroup balances and other current assets	390	416	1,166	(1,111)	861
Cash restricted for use	—	—	31	—	31
Cash and cash equivalents	7	97	225	—	329
	397	519	1,422	(1,111)	1,227

Total assets	3,409	4,806	6,079	(7,651)	6,643
EQUITY AND LIABILITIES
Share capital and premium	7,171	6,096	821	(6,917)	7,171
Retained earnings (accumulated losses) and other reserves	(4,519)	(3,310)	1,406	1,904	(4,519)
Shareholders’ equity	2,652	2,786	2,227	(5,013)	2,652
Non-controlling interests	—	—	42	—	42
Total equity	2,652	2,786	2,269	(5,013)	2,694

Non-current liabilities	319	1,734	1,103	—	3,156
Current liabilities including intergroup balances	438	286	2,707	(2,638)	793
Total liabilities	757	2,020	3,810	(2,638)	3,949
Total equity and liabilities	3,409	4,806	6,079	(7,651)	6,643

Figures in millions (US dollars)	2017	2017	2017	2017	2017
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets	739	—	3,003	—	3,742
Intangible assets	1	—	139	(2)	138
Investments in subsidiaries, associates and joint ventures	2,371	4,376	1,371	(6,611)	1,507
Other investments	2	6	125	(2)	131
Inventories	—	—	100	—	100
Trade and other receivables	—	29	67	(29)	67
Deferred taxation	—	—	4	—	4
Cash restricted for use	—	—	37	—	37
	3,113	4,411	4,846	(6,644)	5,726
Current assets
Other investments	—	6	1	—	7
Inventories, trade and other receivables, intergroup balances and other current assets	471	145	1,166	(877)	905
Cash restricted for use	—	1	27	—	28
Cash and cash equivalents	11	21	173	—	205
	482	173	1,367	(877)	1,145
Assets held for sale	310	—	38	—	348
	792	173	1,405	(877)	1,493

Total assets	3,905	4,584	6,251	(7,521)	7,219
EQUITY AND LIABILITIES
Share capital and premium	7,134	6,096	824	(6,920)	7,134
Retained earnings (accumulated losses) and other reserves	(4,471)	(3,491)	1,619	1,872	(4,471)
Shareholders’ equity	2,663	2,605	2,443	(5,048)	2,663
Non-controlling interests	—	—	41	—	41
Total equity	2,663	2,605	2,484	(5,048)	2,704

Non-current liabilities	527	1,764	1,369	—	3,660
Current liabilities including intergroup balances	591	215	2,396	(2,473)	729
Liabilities held for sale	124	—	2	—	126
Total liabilities	1,242	1,979	3,767	(2,473)	4,515
Total equity and liabilities	3,905	4,584	6,251	(7,521)	7,219

Figures in millions (US dollars)	2019	2019	2019	2019	2019
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	(59)	(8)	1,165	4	1,102
Net movement in intergroup receivables and payables	35	(205)	177	(7)	—
Dividends received from joint ventures	—	77	—	—	77
Taxation refund	—	—	7	—	7
Taxation paid	—	—	(228)	—	(228)
Net cash inflow (outflow) from operating activities from continuing operations	(24)	(136)	1,121	(3)	958
Net cash inflow (outflow) from operating activities from discontinued operations	58	—	31	—	89
Net cash inflow (outflow) from operating activities	34	(136)	1,152	(3)	1,047
Cash flows from investing activities
Capital expenditure	—	—	(703)	—	(703)
Interest capitalised and paid	—	—	—	(6)	(6)
Proceeds from disposal of tangible assets	—	—	3	—	3
Other investments acquired	—	—	(9)	—	(9)
Proceeds from disposal of other investments	—	—	3	—	3
Investments in associates and joint ventures	—	—	(5)	—	(5)
Net loans repaid by (advanced to) associates and joint ventures	17	4	(1)	—	20
Disposal (acquisition) of subsidiaries	—	(8)	8	—	—
Increase in investment in subsidiary	(16)	—	—	16	—
Interest received	3	5	6	—	14
Net cash inflow (outflow) from investing activities from continuing operations	4	1	(698)	10	(683)
Net cash inflow (outflow) from investing activities from discontinued operations	(46)	—	(8)	—	(54)
Cash in subsidiaries sold and transferred to held for sale	—	—	(6)	—	(6)
Net cash inflow (outflow) from investing activities	(42)	1	(712)	10	(743)
Cash flows from financing activities
Increase in share capital	—	—	16	(16)	—
Proceeds from borrowings	130	—	38	—	168
Repayment of borrowings	(124)	—	(41)	—	(165)
Finance costs paid	(10)	(102)	(31)	6	(137)
Bond settlement premium, RCF and bond transaction costs	—	—	—	—	—
Dividends paid	(28)	—	(15)	—	(43)
Intergroup dividends received (paid)	44	242	(286)	—	—
Net cash inflow (outflow) from financing activities from continuing operations	12	140	(319)	(10)	(177)
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	—	—	—
Net cash inflow (outflow) from financing activities	12	140	(319)	(10)	(177)
Net increase (decrease) in cash and cash equivalents	4	5	121	(3)	127
Translation	1	—	(4)	3	—
Cash and cash equivalents at beginning of year	7	97	225	—	329
Cash and cash equivalents at end of year	12	102	342	—	456

Figures in millions (US dollars)	2018	2018	2018	2018	2018
Condensed consolidating statement of cash flow (restated)	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	(93)	(18)	1,034	8	931
Net movement in intergroup receivables and payables	73	(215)	130	12	—
Dividends received from joint ventures	—	91	—	—	91
Taxation refund	—	—	5	—	5
Taxation paid	—	—	(171)	—	(171)
Net cash inflow (outflow) from operating activities from continuing operations	(20)	(142)	998	20	856
Net cash inflow (outflow) from operating activities from discontinued operations	(27)	—	28	—	1
Net cash inflow (outflow) from operating activities	(47)	(142)	1,026	20	857
Cash flows from investing activities
Capital expenditure	—	—	(575)	—	(575)
Proceeds from disposal of tangible assets	—	—	4	6	10
Dividends from other investments	2	—	—	—	2
Other investments acquired	—	—	(13)	—	(13)
Proceeds from disposal of other investments	—	—	7	—	7
Investments in associates and joint ventures	—	—	(8)	—	(8)
Net loans repaid by (advanced to) associates and joint ventures	9	10	(2)	—	17
Disposal (acquisition) of subsidiaries	—	(7)	7	—	—
Decrease (increase) in cash restricted for use	—	1	(6)	(1)	(6)
Interest received	—	1	4	—	5
Net cash inflow (outflow) from investing activities from continuing operations	11	5	(582)	5	(561)
Net cash inflow (outflow) from investing activities from discontinued operations	207	—	19	—	226
Net cash inflow (outflow) from investing activities	218	5	(563)	5	(335)
Cash flows from financing activities
Proceeds from borrowings	407	45	301	—	753
Repayment of borrowings	(570)	(80)	(317)	—	(967)
Finance costs paid	(12)	(102)	(16)	—	(130)
Bond settlement premium, RCF and bond transaction costs	—	(10)	—	—	(10)
Dividends paid	(24)	—	(15)	—	(39)
Intergroup dividends received (paid)	25	360	(386)	1	—
Net cash inflow (outflow) from financing activities from continuing operations	(174)	213	(433)	1	(393)
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	—	—	—
Net cash inflow (outflow) from financing activities	(174)	213	(433)	1	(393)
Net increase (decrease) in cash and cash equivalents	(3)	76	30	26	129
Translation	(1)	—	22	(26)	(5)
Cash and cash equivalents at beginning of year	11	21	173	—	205
Cash and cash equivalents at end of year	7	97	225	—	329

Figures in millions (US dollars)	2017	2017	2017	2017	2017
Condensed consolidating statement of cash flow (restated)	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	(61)	(15)	1,140	3	1,067
Net movement in intergroup receivables and payables	10	(102)	123	(31)	—
Dividends received from joint ventures	—	6	—	—	6
Taxation refund	3	—	11	—	14
Taxation paid	—	—	(174)	—	(174)
Net cash inflow (outflow) from operating activities from continuing operations	(48)	(111)	1,100	(28)	913
Net cash inflow (outflow) from operating activities from discontinued operations	56	—	28	—	84
Net cash inflow (outflow) from operating activities	8	(111)	1,128	(28)	997
Cash flows from investing activities
Capital expenditure	(1)	—	(674)	—	(675)
Proceeds from disposal of tangible assets	—	—	3	—	3
Other investments acquired	—	(5)	(3)	—	(8)
Proceeds from disposal of other investments	—	—	—	3	3
Investments in associates and joint ventures	—	(15)	(14)	2	(27)
Net loans repaid by (advanced to) associates and joint ventures	—	(6)	2	(2)	(6)
Reduction in investment in subsidiary	42	—	—	(42)	—
Disposal (acquisition) of subsidiaries	—	(2)	2	—	—
Decrease (increase) in cash restricted for use	—	—	(8)	—	(8)
Interest received	—	3	4	—	7
Net cash inflow (outflow) from investing activities from continuing operations	41	(25)	(688)	(39)	(711)
Net cash inflow (outflow) from investing activities from discontinued operations	(139)	—	(12)	—	(151)
Net cash inflow (outflow) from investing activities	(98)	(25)	(700)	(39)	(862)
Cash flows from financing activities
Reduction in share capital	—	(43)	—	43	—
Proceeds from borrowings	539	155	121	—	815
Repayment of borrowings	(428)	(170)	(169)	—	(767)
Finance costs paid	(15)	(103)	(20)	—	(138)
Dividends paid	(39)	—	(19)	—	(58)
Intergroup dividends received (paid)	—	286	(286)	—	—
Net cash inflow (outflow) from financing activities from continuing operations	57	125	(373)	43	(148)
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	—	—	—
Net cash inflow (outflow) from financing activities	57	125	(373)	43	(148)
Net increase (decrease) in cash and cash equivalents	(33)	(11)	55	(24)	(13)
Translation	—	—	(21)	24	3
Cash and cash equivalents at beginning of year	44	32	139	—	215
Cash and cash equivalents at end of year	11	21	173	—	205

PAGE LEFT BLANK INTENTIONALLY

KIBALI (JERSEY) LIMITED
Consolidated Financial Statements for the Three Years Ended
31 December 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Kibali (Jersey) Limited,
Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited (the Company) and subsidiaries as of 31 December 2019, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at 31 December 2019, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

London, United Kingdom
27 March 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 and 2017

		2019	2018	2017
	Note	$’000	$’000	$’000
REVENUE
Gold sales	4	1,122,940	1,041,035	754,852
Other income	5	170	56,838	146
TOTAL INCOME		1,123,110	1,097,873	754,998
COSTS AND EXPENSES
Mining and processing costs	6	688,796	772,259	698,980
Royalties		52,792	45,249	31,913
Exploration and corporate expenditure	7	13,686	6,154	8,205
Other expenses	5	6,021	45,288	55,031
TOTAL COSTS		761,295	868,950	794,129

Finance income	8	4,370	3,380	4,147
Finance costs	8	(3,973)	(4,465)	(5,478)
Finance income/costs - net		397	(1,085)	(1,331)
Share of profits of equity accounted joint venture	26	34	132	113
PROFIT/(LOSS) BEFORE INCOME TAX		362,246	227,970	(40,349)
Income tax (expense) / benefit	9	(61,934)	(15,972)	54,333
PROFIT FOR THE YEAR		300,312	211,998	13,984
OTHER COMPREHENSIVE INCOME/(EXPENSE)
(Loss) / gain on investment in marketable securities		(5)	(17)	(33)
TOTAL COMPREHENSIVE INCOME		300,307	211,981	13,951
PROFIT FOR THE YEAR
Attributable to:
Owners of the parent		288,401	207,750	26,341
Non-controlling interest		11,911	4,248	(12,357)
		300,312	211,998	13,984
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		288,396	207,733	26,308
Non-controlling interest		11,911	4,248	(12,357)
		300,307	211,981	13,951

The accompanying notes on pages F - 107 to F - 149 form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT 31 DECEMBER 2019, 2018 and 2017

		2019	2018	2017
	Note	$’000	$’000	$’000
NON-CURRENT ASSETS
Property, plant and equipment	10	1,892,847	1,988,533	2,107,718
Mineral properties	11	404,432	454,479	519,117
Long term ore stockpiles	14	52,685	28,510	12,779
Investment in equity accounted joint venture	26	343	387	255
Other investments in joint venture	26	20,795	21,479	25,577
Total investment in joint venture	26	21,138	21,866	25,832
Trade and other receivables	13	140,987	137,852	125,294
Deferred tax asset	12	9,647	27,265	43,237
TOTAL NON-CURRENT ASSETS		2,521,736	2,658,505	2,833,977
CURRENT ASSETS
Inventories and ore stockpiles	14	95,003	93,036	73,231
Trade and other receivables	13	89,047	112,982	92,991
Investment in marketable securities	23	3	9	26
Cash and cash equivalents		452,692	123,931	3,288
TOTAL CURRENT ASSETS		636,745	329,958	169,536
TOTAL ASSETS		3,158,481	2,988,463	3,003,513
EQUITY AND LIABILITIES
EQUITY
Share capital	15	5	5	5
Share premium	15	2,523,612	2,523,612	2,523,612
Retained earnings		462,972	324,571	293,821
Other reserve		(42)	(37)	(20)
Equity attributable to owners of the parent		2,986,547	2,848,151	2,817,418
Non-controlling interest	16	23,579	11,668	7,420
TOTAL EQUITY		3,010,126	2,859,819	2,824,838
NON-CURRENT LIABILITIES
Loans and borrowings (1)	17	1,507	1,526	860
Lease liabilities	17	43,821	27,465	40,350
Provision for rehabilitation	18	25,516	23,640	23,244
TOTAL NON-CURRENT LIABILITIES		70,844	52,631	64,454
CURRENT LIABILITIES
Loans and borrowings (1)	17	—	—	—
Lease liabilities	17	11,105	11,425	7,596
Trade and other payables	19	46,484	59,770	104,633
Current tax payable		19,922	4,818	1,992
TOTAL CURRENT LIABILITIES		77,511	76,013	114,221
TOTAL EQUITY AND LIABILITIES		3,158,481	2,988,463	3,003,513

(1)	Comparatives for loans and borrowings that relate to the KAS lease have been reclassified to lease liabilities to allow for consistency.

The financial statements were approved by the Board of Directors on 27 March 2020 and signed on its behalf by:

/s/ Graham Shuttleworth

Graham Shuttleworth
Director
The accompanying notes on pages F - 107 to F - 149 form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AS AT 31 DECEMBER 2019, 2018 and 2017

$’000	Share Capital	Share Premium	Retained earnings	Other Reserves	Total equity attributable to owners of the parent	Non- Controlling Interest	Total Equity
Balance at 1 January 2017	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887
Fair value movement on investment in marketable securities	—	—	—	(33)	(33)	—	(33)
Total other comprehensive income	—	—	—	(33)	(33)	—	(33)
Net profit/(loss) for the year	—	—	26,341	—	26,341	(12,357)	13,984
Total comprehensive income/(expense)	—	—	26,341	(33)	26,308	(12,357)	13,951
Shares issued	—	30,000	—	—	30,000	—	30,000
Balance at 31 December 2017	5	2,523,612	293,821	(20)	2,817,418	7,420	2,824,838
Balance at 1 January 2018	5	2,523,612	293,821	(20)	2,817,418	7,420	2,824,838
Fair value movement on investment in marketable securities	—	—	—	(17)	(17)	—	(17)
Total other comprehensive expense	—	—	—	(17)	(17)	—	(17)
Net profit for the year	—	—	207,750	—	207,750	4,248	211,998
Total comprehensive income/(expense)	—	—	207,750	(17)	207,733	4,248	211,981
Dividend(1)	—	—	(177,000)	—	(177,000)	—	(177,000)
Balance at 31 December 2018	5	2,523,612	324,571	(37)	2,848,151	11,668	2,859,819
Balance at 1 January 2019	5	2,523,612	324,571	(37)	2,848,151	11,668	2,859,819
Fair value movement on investment in marketable securities	—	—	—	(5)	(5)	—	(5)
Total other comprehensive expense	—	—	—	(5)	(5)	—	(5)
Net profit for the year	—	—	288,401	—	288,401	11,911	300,312
Total comprehensive income/(expense)	—	—	288,401	(5)	288,396	11,911	300,307
Dividend(1)	—	—	(150,000)	—	(150,000)	—	(150,000)
Balance at 31 December 2019	5	2,523,612	462,972	(42)	2,986,547	23,579	3,010,126

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

The accompanying notes on pages F - 107 to F - 149 form part of these consolidated financial statements

(1) This balance relates to dividends declared and fully paid up to Shareholders in the period.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 and 2017

		2019	2018	2017
	Note	$’000	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated by operations	24	615,431	473,208	225,429
Interest received		2,683	1,814	2,701
Finance cost paid		(715)	(515)	(1,018)
Dividends received from equity accounted joint venture	26	156	—	—
Income tax paid		(6,193)	—	(1,796)
Net cash flows generated by operating activities		611,362	474,507	225,316
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions of property, plant and equipment		(120,202)	(155,298)	(256,208)
Repayment of loan from equity accounted joint venture		1,900	4,098	3,170
Net cash outflows used in investing activities		(118,302)	(151,200)	(253,038)
CASH FLOWS RELATING TO FINANCING ACTIVITIES
Proceeds from issue of ordinary shares	15	—	—	30,000
Payment of dividends		(150,000)	(177,000)	(8,000)
Decrease in loans and borrowings (1)		—	—	—
Principle paid on lease liabilities		(11,110)	(9,579)	(7,228)
Interest paid on lease liabilities		(3,153)	(3,359)	(3,838)
Net cash inflows/(outflows) provided by financing activities		(164,263)	(189,938)	10,934
Net increase/(decrease) in cash and cash equivalents		328,797	133,369	(16,788)
Cash and cash equivalents at the beginning of the year		123,895	(9,474)	7,314
Cash and cash equivalents at the end of the year		452,692	123,895	(9,474)

(1)	Comparatives for loans and borrowings that relate to the KAS lease have been reclassified to lease liabilities to allow for consistency.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 and 2017

Cash and cash equivalents include the following for the purpose of the consolidated statement of cash flow:

Cash and cash equivalents		452,692	123,931	3,288
Bank overdrafts	19	—	(36)	(12,762)
Cash and cash equivalents		452,692	123,895	(9,474)

Bank overdrafts are classified as cash and cash equivalents as they form an integral part of cash management and fluctuate from positive to overdrawn.

The accompanying notes on pages F - 107 to F - 149 form part of these consolidated financial statements

1.	STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing these special purpose consolidated financial statements for Kibali (Jersey) Limited and its subsidiaries as at December 31, 2019, 2018 and 2017 and for each of the three years in the period ended December 31,  2019, in conformity with lnternational Financial Reporting Standards as issued by the lnternational Accounting Standards Board. The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the group, and for identifying and ensuring that the group complies with the law and regulations applicable to their activities. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors confirm that suitable accounting policies have been used and applied consistently for the periods presented. They also confirm that reasonable and prudent judgments and estimates have been made in preparing these special purposes consolidated financial statements and that applicable accounting standards have been followed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In assessing the Group’s going concern status, the Directors have taken into account the impact of the current pandemic on its on-going operations, as well as the following factors and assumptions: the current cash position; the latest mine plans, the Group’s capital expenditure and the short-term gold price. In addition, the Directors have considered a range of scenarios around the various potential outcomes of the pandemic, including the impact on global supply chain on its operations and cash flows. After making appropriate enquiries and considering the uncertainties described above, the directors are satisfied, at the time of approving the financial statements, that it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the Group will not be a going concern for at least the next 12 months from the date of approval of these financial statements based on forecasts and available cash resources.

NEW STANDARDS AND INTERPRETATIONS APPLIED

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to 1 January 2019 which have been adopted by the Group for the first time this year.

Effective period commencing on or after

New standards which impacted the Group
IFRS 16	Leases	1 Jan 2019

IFRIC 23	IFRIC 23 Uncertainty over Income Tax Treatments	1 Jan 2019

Other standards which had no material impact o the Group
IFRS 9	Amendments to IFRS 9: Prepayment Features with Negative Compensation	1 Jan 2019

IAS 28	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures	1 Jan 2019

IAS 19	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	1 Jan 2019

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW STANDARDS AND INTERPRETATIONS APPLIED (CONTINUED)

The Group adopted IFRS 16 and IFRIC 23 with a transition date of 1 January 2019. IFRS 16 Leases Effective 1 January 2019, has replaced IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, together with options to exclude leases where the lease term is 12 months or less, or where the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17, with the distinction between operating leases and finance leases being retained. The Group does not have significant leasing activities acting as a lessor.

Transition Method and Practical Expedients Utilised
It further provides for certain optional practical expedients, including those related to the initial adoption of the standard. The Group applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

(a)	Reliance on previous assessments on whether leases are onerous as opposed to preparing an impairment review under IAS 36 as at the date of initial application; and

(b)	Applied the exemption not to recognise right-of-use assets and liabilities for leases with less than 12 months of lease term remaining as of the date of initial application.

(c)	Used hindsight when determining the lease term for contracts containing options to extend or terminate the lease.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases. However, the Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low value assets based on the value of the underlying asset when new or for short-term leases with a lease term of 12 months or less. Please refer to note 20.

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:

•	The Group to determine whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•	The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and

•
If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. This measurement is required to be based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations. A material impact is not expected from the application of the interpretation. The adoption of IFRIC 23 did not result in any material change to the Group’s tax position from the beginning of the earliest period presented.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW STANDARDS AND INTERPRETATIONS APPLIED (CONTINUED)

Certain new standards, amendments and interpretations to existing standards have been published and are relevant to the Group’s activities and are mandatory for the Group’s accounting periods beginning 1 January 2020, or later periods and which the Group has decided not to early adopt. These include the following, and are not expected to have any material impact:

Effective period commencing on or after

IFRS 3	Amendments to IFRS 3 Business Combinations - Definition of a Business	1 Jan 2020

IAS 1 and IAS 8	Amendments to IAS 1 and IAS 8: Definition of Material	1 Jan 2020

IFRS 9, IAS 37 and IFRS 7	Amendments to IFRS 9, IAS 37 and IFRS 7: Interest Rate Benchmark Reform	1 Jan 2020

IAS 1	Amendments to IAS 1: Classification of Liabilities as Current or Non-current	1 Jan 2022

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

JOINT VENTURES (CONTINUED)

Impairment provisions for loans to joint ventures classified as ‘other investments’ in joint venture are recognised based on a forward looking expected credit loss model. The methodology used to determine the amount of the provision is based on whether there has been a significant increase in credit risk since initial recognition of the financial asset. For those where the credit risk has not increased significantly since initial recognition of the financial asset, twelve month expected credit losses along with gross interest income are recognised. For those for which credit risk has increased significantly, lifetime expected credit losses along with the gross interest income are recognised. For those that are determined to be credit impaired, lifetime expected credit losses along with interest income on a net basis are recognised.

SEGMENTAL REPORTING

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate and exploration’ segment. The Group provides segmental information using the same categories of information which the Group’s chief operating decision-maker utilises. The Group’s chief operating decision maker is considered by management to be the board of directors.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT (CONTNUED)

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

Depreciation and amortisation
Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis. In previous years, the tonnes milled unit of production approach was used to calculate depreciation, however in the current year an ounces produced method was adopted. The change in method used from tonnes milled to ounces produced, represented a change in estimate during the financial year. The directors believe the ounces produced method gives the best indication of plant and infrastructure usage.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT (CONTNUED)

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated contained ounces in proven and probable reserves to be extracted using the relevant asset, to reduce the cost to estimated residual values. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Life of mine contained reserves are used in the contained ounces units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortisation charges.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES (CONTNUED)

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the Group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 3.07g/t with a marginal ore cut-off grade of 1.13g/t.

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

Previously, costs were absorbed into ore stockpiles on a tonnes basis, however in the current year a contained ounces approach was adopted, which is considered more reflective of the intrinsic value of the ore stockpiles held. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs, directly attributable mine general and administration costs as well as attributable depreciation and amortization but exclude transport costs, refining costs and royalties. Net realisable value is determined with reference to estimated contained gold and market gold prices.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

INTEREST/BORROWING COSTS

Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment. Borrowing costs are capitalised as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalised during the past three years.

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

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, investments in marketable securities, loans to joint ventures, loans to minorities and lease liabilities. Financial assets and financial liabilities are recognised in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INSTRUMENTS (CONTNUED)

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

Loans and borrowing
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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL LIABILITIES (CONTNUED)

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

The Group is subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Group recognises tax liabilities based on estimates of whether additional taxes and interest will be due.

These tax liabilities are recognised when, despite the company's belief that its tax return positions are supportable, the company believes it is more likely than not that a taxation authority would not accept its filing position. In these cases, the Group records its tax balances based on either the most likely amount or the expected value, which weights multiple potential scenarios. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.

No material uncertain tax positions exist as at 31 December 2019. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED TAXATION

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not recognised. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date (and when such laws are applicable to the group allowing for the impact of tax stability protections afforded to the group) and are expected to apply when the temporary differences reverses. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

LEASES

The Group adopted IFRS 16 using the modified retrospective approach, with recognition of transitional adjustments on the date of initial application (1 January 2019), without restatement of comparative figures.

The lease liabilities were measured at the present value of the remaining lease payments, discounted with the rate determined by reference to the estimated incremental borrowing rate of 6.81% p.a. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES (CONTINUED)

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if, rarely, this is judged to be shorter than the lease term.

On adoption of IFRS 16, the Group recognised right-of-use assets and lease liabilities as follows:

Classification under IAS 17	Right-of-use assets	Effective period commencing on or after

Operating leases	the carrying value that would have resulted from IFRS 16 being applied from the commencement date of the leases, subject to the practical expedients noted above.	Measured at the present value of the remaining lease payments discounted using the Group’s incremental borrowing rate as at 1 January 2019

Finance leases	Measured based on the carrying values for the lease assets and liabilities immediately before the date of initial application (i.e. carrying values brought forward, unadjusted).

The following table presents the impact of adopting IFRS 16 on the statement of financial position as at 1 January 2019:

Assets	31 December 2018 As originally Presented $'000	IFRS 16 adjustment $'000	1 January 2019 $'000

Right-of-use assets (PP&E at 31.12.18)	4,817	15,949	20,766

Liabilities

Lease liabilities (finance lease liability at 31.12.18)	38,890	15,949	54,839

Refer to note 20 for reconciliations of the Right of Use Assets and Lease Liabilities

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant. Payment terms from the customer are based on 95% as initial payment for sales as agreed on the day of shipment based on the results of tests on the material prior to shipment with the final payment of 5% based on final customer assay and includes an adjustment to the initial 95% provisional payment. The period between provisional invoicing and final pricing, or settlement period, is typically around 5 days.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPLORATION AND EVALUATION COSTS

The Group capitalizes all exploration and evaluation expenditures where management concludes that the realization of future economic benefit is more likely than not. While the criteria for concluding that expenditure should be capitalised is always probable, the information that management use to make that determination depends on the level of exploration.

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

DEMOCRATIC REPUBLIC OF CONGO (DRC) 2018 MINING CODE

In the DRC, the 2018 Mining Code and related amended Mining Regulations came into effect during the first half of 2018 and removed fiscal stability protections under the 2002 Mining Code and introduced a series of potentially significant adverse changes to tax legislation. Kibali Goldmines SA has taken legal advice and has been exploring all options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received regarding fiscal stability. Without prejudice to its rights under the stability protections Kibali is currently paying the additional taxes as per the 2018 mining code, while it engages with government. Continued engagement with government has resulted in the submission of an application for a number of exemption and waivers in terms of Article 220 of the 2018 law as part of the group’s efforts to reach a mutually acceptable way forward. Article 220 affords benefits to mining companies in landlocked infrastructurally challenged provinces, such as where Kibali is located.

VALUE ADDED TAX (TVA)

Included in trade and other receivables (refer to note 13) is a recoverable TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$147.8 million (2018: US$180.5 million) (2017: US$134.5 million) owing by the fiscal authorities in the DRC.

The Group continues to seek recovery of TVA in the DRC, in line with the Mining Code and the carrying value of the receivable has been assessed considering factors such as the level of receipts and tax offsets in the period and to date, the impact of the settlement agreement reached in Q4 2018 (see below), relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgement exists in assessing recovery of these receivables. While the TVA balance is considered collectible, uncertainty exists regarding the timing of receipts and offsets. Kibali reached an agreement with the Ministry of Finance in late 2018 on the reimbursement of the refundable TVA balance. The agreement allows for US$40.0 million to be refunded initially, while the remaining balance can be settled on an offset basis against other taxes with potential for further cash receipts. As part of the settlement in 2018, the Group agreed to write off US$20.6 million of the outstanding TVA receivable which has been recorded as an expense (note 5) and the DRC Government agreed to redenominate historical TVA from Congolese Francs (CDF) into US dollars based on the historical exchange rates applicable at the date of original submissions of the overdue TVA. This latter revision gave rise to a US$56.7 million foreign exchange gain recorded in the income statement (note 5).

In the current year, two methods were considered as part of the impairment assessment of the TVA receivable. One utilised weighted scenario analysis taking into account future potential losses and timing of receipts, with a specified weighting applied to each scenario. The second, which produced an equivalent charge, was based on a discounted approach in line with previous years.

3.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

VALUE ADDED TAX (TVA) (CONTINUED)

Under the second approach, the outstanding receivable was discounted by US$37.3 million (2018: US$37.3 million) (2017: US$20.0 million) which required estimates as to the timing of future receipts and the level and timing of future offsets with reference to relevant taxes forecast under the mine plan, historical levels and other factors. A discount rate of 10.5% was applied to both the expected cash receipts and the amounts forecasted to be recovered through offsetting. Management have assumed a recoverable period of 4 years based on actual recovery achieved in the year, with a decreased level of recovery in the next 12 months following a temporary stop in offsets implemented by the government during Q4 2019, but a catch up in recovery through improved receipts and offsets over the remainder of the period. A 1% increase/decrease in the discount rate will increase/decrease the provision by US$3 million/US$3.1 million. A delay in all receipts and offsets for 12 months would increase the provision by US$13.1 million.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The Group assesses at each reporting period whether there is any indication that these assets may be impaired (refer to note 10 and 11). If such indication exists, the Group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine and operating plans. Future cash flows are based on estimates of:

•	The quantities of the proven and probable reserves and certain limited ore resources being those for which there is a high degree of confidence in economic extraction;

•	Future production levels;

•	Future commodity prices; including oil forecast at US$70bbl (2018: US$70bbl) (2017: US$70bbl);

•	Future cash cost of production and capital expenditure associated with extraction of the reserves and certain limited ore resources in the approved mine plan;

•
Future gold prices - a gold price curve was used for the impairment calculations starting at a US$1 350/oz gold price (2018: US$1 250oz) (2017: US$1 250/oz). A gold price of US$1 350/oz was used for the 2020 year, with the price assumption remaining level for years thereafter at US$1 300/oz

•	A real discount rate equivalent to 8.67% pre-tax (2018: nominal 8.6%) (2017: nominal 8.2%); and

•	An inflation rate of 2.0% (2018: 2.5%) (2017: 2.5%).

A reduction in forward gold prices in excess of 27.0% or an increase in the discount rate to 18.3% is required to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves based on a US$1 200/oz gold price (2018: US$1 000/oz) (2017: US$1 000/oz).

OPEN CAST MINE STRIPPING

The Group capitalises costs, associated with stripping activity, to expose the orebody, within mining assets.  Judgement is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgement over the eligible costs. The Group capitalised US$9.1 million (2018: US$9.2 million) (2017: US$19.2 million) to stripping assets with a net book value of US$8.6 million (2018: US$5.5 million) (2017: US$12.3 million). The capitalised stripping costs relate to four open cast satellite pits KCD, Sessenge and Gorumbwa. The Group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgement as to the relevant section of the orebody for depreciation.

3.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

CAPITALISATION AND DEPRECIATION

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced or tonnes milled. The directors believe the ounces produced method is the best indication of plant and infrastructure usage. The change in method used from tonnes milled to ounces produced, resulted in changes to estimates during the financial year. Refer to note 2 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the Group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The Group applies judgement in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalised when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the ore body. The nature of activity is assessed based on information provided by contractors, together with inspections by the Group’s mining teams. Direct labour, materials and other costs are specifically allocated based on the activity performed. Indirect costs that are attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating metres.

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

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimisation calculation:
2019    2018     2017
US$/oz    1 200    1 000    1 000

Changes in the gold price used could result in changes in the mineral reserve optimisation calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves. The gold price assumption have been increased in 2019 but kept a margin of safety against a long term gold price outlook and conservative as per the historical approach.

DETERMINATION OF ORE RESERVES

The Group estimated its Mineral Reserves and Mineral Resources based on information compiled by qualified persons according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated with NI 43-101 for the 2019 financial year. Previously the Group based its estimates of ore reserves and mineral resources in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the 2012 JORC code). The change in basis of estimation, driven by requirements of the Toronto Stock Exchange following the Randgold Barrick merger, did not result in a material impact to reserves and resources.

3.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

DETERMINATION OF ORE RESERVES (CONTINUED)

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

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value using a real risk free rate of 0.5% per annum, with cash flows adjusted for a market risk rate of 10% compared to a nominal risk free rate of 3.0% in 2018 (2017: 2.5%) being the prevailing risk free interest rates at the time. The majority of expenditure is expected to be incurred at the end of the mine life. The Group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation (when nominal discount rate used).

For further information, including the carrying amounts of the liabilities, refer to Note 18. A 0.25% change in the discount rate on the Group’s rehabilitation estimates would result in an impact of US$1 million (2018: US$3.1 million at 1% nominal) (2017: US$3.2 million at 1% nominal) on the provision for environmental rehabilitation, and an impact of US$0.2 million (2018: US$0.2 million) (2017: US$0.02 million) on the statement of comprehensive income.

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

3.	KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

RECOVERY OF DEFERRED TAX ASSETS

Management have recognised a deferred tax asset of US$9.6 million (2018: US$27.3 million deferred tax asset) (2017: US$43.2 million deferred tax asset). The Group has to apply judgement in determining the recoverable amount of deferred tax assets. Deferred tax assets are recognised to the extent that their utilisation is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the applicable DRC tax code having due consideration to the tax stability protections, as detailed in the "DRC 2018 Mining Code" above.

The Group considers the deferred tax assets to be recoverable owing to the latest life of mine plan which estimates the asset being fully utilised within 1 year. The gold price would have to fall below US$910/oz before the deferred tax asset is not utilised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    REVENUE

The company has disaggregated revenue into various categories in the following table, which is intended to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic date.

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Primary geographic market
Democratic Republic of Congo	1,122,940	1,041,035	754,852
	1,122,940	1,041,035	754,852
Product type
Gold doré	1,120,743	1,041,035	754,852
Silver (2)	2,197
	1,122,940	1,041,035	754,852
Timing of transfer of goods
Point in time	1,122,940	1,041,035	754,852
	1,122,940	1,041,035	754,852

5.    OTHER INCOME AND EXPENSES

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Other income
Other income	170	174	146
Net foreign exchange gains	—	56,664	—
	170	56,838	146

Refer to TVA in note 3 for details of the foreign exchange gain included above related to the settlement agreement reached with the DRC Government in Q4 2018.

The total other income is not considered to be part of the main revenue generating activities and as such the Group presents this income separately from revenue.

(2) In prior year silver sales was insignificant and therefore not shown under revenue but rather as a credit to cost of sales. Whilst silver sales remain immaterial, these have been recorded as revenue for completeness
.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.    OTHER INCOME AND EXPENSES (CONTINUED)

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Other expenses
Management Fee	4,563	4,478	4,385
Net foreign exchange loss	1,458	2,917	38,469
Provision for impairment against TV receivable	—	37,893	12,177
	6,021	45,288	55,031

The discounting provision movement for 2018 relates to TVA receivables which is made up of US$17.3m (2017: US$12.2 million) increase in the discounting provision, and US$20.6m write off of TVA balance as part of the TVA settlement agreement. Refer to note 3 for details.

Also refer to note 3 for details regarding the net foreign exchange losses incurred.

6.    MINING AND PROCESSING COSTS

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Mining and processing costs comprise:
Mine production costs	263,608	264,122	232,209
Movement in production inventory and ore stockpiles	(32,953)	(12,154)	28,933
Depreciation and amortisation	282,180	329,519	264,415
Other mining and processing costs	175,961	190,772	173,423
	688,796	772,259	698,980

7.    EXPLORATION AND CORPORATE EXPENDITURE

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Exploration and corporate expenditure comprises:
Exploration expenditure	7,123	3,213	2,760
Corporate expenditure	6,563	2,941	5,445
	13,686	6,154	8,205

8.    FINANCE INCOME AND COSTS

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Finance income comprise:
Bank Interest	1,389	20	20
Interest received – loans and receivables	2,981	3,360	4,127
Total finance income	4,370	3,380	4,147
Finance costs comprise:
Interest expense on finance lease	(3,153)	(3,359)	(3,931)
Interest paid on overdrafts	(289)	(515)	(1,018)
Unwinding of discount on provisions for Rehabilitation	(531)	(591)	(529)
Total finance costs	(3,973)	(4,465)	(5,478)
Net finance income/(costs)	397	(1,085)	(1,331)

9.    INCOME TAXES

		31 Dec 2019	31 Dec 2018	31 Dec 2017
		$’000	$’000	$’000
Current taxation		44,316	—	—
Deferred taxation	12	17,618	15,972	(54,333)
		61,934	15,972	(54,333)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the Group’s operations

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Profit/(loss) before tax	362,246	227,970	(40,349)
Tax calculated at the DRC effective tax rate of 30%	108,674	68,391	(12,105)
Reconciling items:
Exempt income	(54,359)	(50,569)	(40,948)
Other differences	7,619	(1,850)	(1,280)
Taxation (credit) / charges	61,934	15,972	(54,333)

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. Included in current taxation for 2019 is an amount of US$ 15.5 million paid in respect of 2018. This payment arose as a result of the application of a provision in the 2018 Mining Code restricting the application of unredeemed capital allowances against taxable income to 60% of such taxable income. The Group has previously resisted the application of this provision on the basis of the stability protection in the 2002 Mining Code. However, during 2019, at the time of making the final 2018 corporate tax payment, the Group has, under duress, applied the restriction on the utilization of unredeemed capital allowances, resulting in an additional charge of US$ 15.5 million to current taxation and an equivalent increase in the deferred tax asset. Kibali have capital allowances for deduction against future mining income which are partially offset by accelerated capital allowances on property, plant and equipment. Kibali (Jersey) Limited’s estimated tax deductions carried forward at 31 December 2019 amounted to US$450.4 million (2018: US$477.1 million) (2017: US$520.5 million) at the tax rate of 30% which are reduced by accelerated capital allowances to result in a net deferred tax asset recorded. Refer to note 3 for details of the 2018 Mining Code and the Group’s assessment regarding its fiscal stability protections.

10.    PROPERTY, PLANT AND EQUIPMENT

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Mine properties, mine development costs and mine plant facilities and equipment
Cost
Balance at the beginning of the year	2,868,026	2,722,330	2,475,924
Additions	136,448	145,696	246,406
Balance at the end of the year	3,004,474	2,868,026	2,722,330

Accumulated depreciation
Balance at the beginning of the year	(879,493)	(614,612)	(407,618)
Depreciation charged for the year	(232,134)	(264,881)	(206,994)
Balance at the end of the year	(1,111,627)	(879,493)	(614,612)
Net book value	1,892,847	1,988,533	2,107,718

Long-lived assets and development costs
Included in plant and equipment are long-lived assets and development costs which are amortised on a units of production basis as detailed in note 3 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was US$1 784 million at 31 December 2019 (2018: US$1 903 million) (2017: US$2 023 million). The value of assets under construction included in plant and equipment that are not depreciated is US$209.2 million (2018: US$189.2 million) (2017: US$222.9 million). Refer to note 3 for judgements applied with regards to stripping assets.

Short-lived assets
Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was US$66.2 million at 31 December 2019 (2018: US$66 million) (2017: US$51.6 million).

Decommissioning asset
A decommissioning asset has been recognised relating to the rehabilitation liability to the value of US$16.1 million (2018: US$15.5 million) (2017: US$17.2 million) (refer to note 18). Depreciation of the decommissioning asset commenced on 1 October 2013 when the Group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Right of Use assets (ROU)
The net carrying amount of property, plant and equipment includes the following amount in respect of Right of Use asset, which also includes the KAS assets, previously listed below under finance lease mining assets.

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000

Finance Lease Mining Assets (2018 & 2017)	—	4,817	16,627
ROU Assets	26,503	—	—
	26,503	4,817	16,627

KAS 1 Limited (KAS) is an asset leasing joint venture in which the Group has a 50.1% interest. Together with Bougues Traveux Publics SAS (BYTP), the Group provides funding to KAS to buy the assets and in return leases the assets to Kibali, a subsidiary of the Group. Despite holding more than 50% ownership, Kibali (Jersey) Limited does not control the entity, which is operated as a joint venture where both parties exercise joint control.

11.    MINERAL PROPERTIES

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortisation
At the beginning of the year	(290,613)	(225,975)	(168,556)
Charge for the year	(50,047)	(64,638)	(57,419)
At the end of the year	(340,660)	(290,613)	(225,975)

Net book value	404,432	454,479	519,117

Mineral properties represent the amounts attributable to licence interest on the purchase of Moto Goldmines Limited (Moto) in 2009. The balance has been amortised over the life of mine on a unit of production basis since the Group commenced commercial production on 1 October 2013.

12.    DEFERRED TAXATION

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	27,265	43,237	(11,096)
Statement of comprehensive (charge) / credit	(17,618)	(15,972)	54,333
At the end of the year	9,647	27,265	43,237
Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	450,408	477,104	520,526
Accelerated capital allowances	(440,761)	(449,839)	(477,289)
Net deferred taxation asset / (liability)	9,647	27,265	43,237

The Group’s capital allowance pools have no time restriction for utilisation. Refer to Note 3 for an assessment of the utilisation of this deferred tax asset.

13.    TRADE AND OTHER RECEIVABLES

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Advances to contractors	1,963	3,288	2,280
Trade receivables	26,580	11,114	28,295
Prepayments and other receivables	28,239	33,371	21,544
Loan to SOKIMO (refer note 27)	22,090	20,393	18,827
Other loans	3,337	2,150	8,360
TVA receivables	147,825	180,518	134,514
Hire purchase loans	—	—	4,465
	230,034	250,834	218,285
Less: Non-current portion
Loan to SOKIMO	22,090	20,393	18,827
Other loans and receivables (including TVA receivables)	118,897	117,458	105,768
Hire purchase loans	—	—	699
	140,987	137,852	125,294
Current portion	89,047	112,982	92,991

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000

Gross hire purchase loans – minimum lease payments:
No later than 1 year	—	—	3,766
Later than 1 year and no later than 5 years	—	—	699
Later than 5 years	—	—	—
Gross investment on hire purchase loans	—	—	4,465

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA receivables and TVA and duties on fuel balances have been discounted with a provision of US$37.3 million (2018: US$37.3 million) (2017: US$20.0 million) recognised and nil (2018: US$20.6 million, 2017: nil) was written off as part of the settlement agreement with the DRC Government. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Company does not hold any collateral as security. Refer to note 22 for further information on the concentration of credit risk.

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

13.    TRADE AND OTHER RECEIVABLES (CONTINUED)

The hire purchase loans, receivable from a contractor, bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years. The hire purchase loans were settled during the financial year 2018, leaving no remaining balance in the current financial year.

The balance of “other loans” includes loans to related parties of US$1.5 million (2018: US$ 1.5 million) (2017: US$0.9 million), these loans have no terms of repayment. All non-current receivables are due after 12 months.

14.    INVENTORIES AND ORE STOCKPILES

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Gold on hand	13,086	4,425	8,970
Consumables stores	64,201	66,099	43,728
Ore stockpiles	62,642	44,116	29,869
Gold in process	7,759	6,906	3,443
	147,688	121,546	86,010
Less: Non-current portion
Ore stockpiles	52,685	28,510	12,779
Current portion	95,003	93,036	73,231

All inventory and ore stockpiles are stated at the lower of cost or net realisable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

15.    SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 10 000 (2018: 10 000) (2017: 10 000) for the total value of US$10 000 (2018: US$10 000) (2017: US$10 000). All issued shares are fully paid. The total number of issued shares at 31 December 2019 was 4 648 shares (2018: 4 648) (2017: 4 648).

Barrick Gold (Kibali) Limited (Barrick) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4 648 outstanding ordinary shares.

Refer to the Consolidated Statements of Changes in Equity on page F - 103 for more detail on the annual movement of share capital and share premium. In 2017, no movement in share capital for the shares issued above is shown due to rounding.

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Movement in the number of ordinary shares outstanding:
Balance as at 1 January	5	5	5
Shares issued	—	—	—
Balance at 31 December	5	5	5

Movement in share premium
Balance as at 1 January	2,523,612	2,523,612	2,493,612
Shares issued	—	—	30,000
Balance at 31 December	2,523,612	2,523,612	2,523,612

16.    NON-CONTROLLING INTEREST

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Balance at 1 January	11,668	7,420	19,777
Non-controlling interest in results of Kibali Goldmines SA	11,911	4,248	(12,357)
Balance at 31 December	23,579	11,668	7,420

The non-controlling interest represents the 10% interest SOKIMO has in Kibali Goldmines SA, which is a subsidiary of Kibali (Jersey) Limited.

See summarised financial information for Kibali Goldmines SA at note 21.

17.    LOANS, BORROWINGS AND LEASE LIABILITIES

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Non-current
Lease liabilities	43,821	27,465	40,350
Loan – Barrick (refer to note 27)	1,507	1,526	860
	45,328	28,991	41,210
Current
Lease liabilities	11,105	11,425	7,596
	11,105	11,425	7,596
Total loans and borrowings	56,433	40,416	48,806

Lease liabilities
The lease liabilities mainly consist of KAS, in respect of the equipment, which has been transferred to the Group under a previous instalment sale agreement, as well as leases related to the oxygen plant and other minor plant components. Refer to note 10 and note 20 for lease asset disclosures and further details on the lease liabilities respectively.

Loan - Barrick
Barrick, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Group. The loan bears no interest and has no fixed terms of repayment.

18.    PROVISION FOR REHABILITATION

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Balance at 1 January	23,640	23,244	21,163
Unwinding of discount	531	591	529
Change in estimates	2,369	(195)	1,552
Balance at 31 December	26,540	23,640	23,244

Current rehabilitation liability	(1,024)	—	—
Balance at 31 December	25,516	23,640	23,244

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 0.5% (2018: 3.0%) (2017: 2.5%) per annum, being an estimate equivalent to the real risk free rate (nominal for 2018 and 2017) determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The Group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2032 (2018: 2032) (2017: 2032) for the Kibali gold mine.

19.    TRADE AND OTHER PAYABLES

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Trade payables	20,346	29,367	46,060
Payroll and other compensations	7,170	3,171	1,908
Bank account in overdraft	—	36	12,762
Accruals and other payables	18,968	27,196	43,903
	46,484	59,770	104,633

Accruals and other payables include retention, in respect of contracts with suppliers, of US$1.2 million (2018: US$1.9 million) (2017: US$8.3 million).

Trade and other payables are all due within 120 days.

20.    LEASES

On adoption of IFRS 16, the Group recognised right-of-use assets and lease liabilities in relation to leases of mining equipment and plan equipment, which had previously been classified as operating leases.

31 Dec 2019
$’000
Right of use assets
Carrying amount - beginning of the year	20,766
Additions	10,994
Depreciation	(5,257)
Carrying value - end of year	26,503

The right of use asset is measured under the cost model

Lease Liabilities
As at 1 January 2019	54,839
Additions	10,994
Interest expense	3,153
Lease payments	(14,263)
Foreign exchange movements	203

As at 31 December 2019	54,926

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

21.    SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey
US$’000	Kibali	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2019
Profit and loss
Total revenue	1,122,940	—	—	1,122,940
Mining and processing costs excluding depreciation	(408,001)	—	1,384	(406,617)
Depreciation and amortisation	(268,736)	(1,579)	(11,864)	(282,179)
Mining and processing costs	(676,737)	(1,579)	(10,480)	(688,796)
Royalties	(52,792)	—	—	(52,792)
Exploration and corporate expenditure	(13,606)	(80)	—	(13,686)
Other income/(expense) and JV profit	(4,610)	177	(1,384)	(5,817)
Finance costs	(196,905)	(8)	192,940	(3,973)
Finance income	2,759	12,789	(11,178)	4,370
Profit before income tax	181,049	11,299	169,898	362,246
Income tax expense	(61,934)	—	—	(61,934)
Net profit for the year	119,115	11,299	169,898	300,312

Capital expenditure	140,876	—	—	140,876
Total assets	3,302,116	10,330,673	(10,474,308)	3,158,481
Total liabilities	(3,265,246)	(6,494,171)	9,611,062	(148,355)

Year ended 31 December 2018
Profit and loss
Total revenue	1,041,035	—	—	1,041,035
Mining and processing costs excluding depreciation	(444,147)	—	1,407	(442,740)
Depreciation and amortisation	(309,696)	(1,744)	(18,079)	(329,519)
Mining and processing costs	(753,843)	(1,744)	(16,672)	(772,259)
Royalties	(45,249)	—	—	(45,249)
Exploration and corporate expenditure	(6,084)	(70)	—	(6,154)
Other income/(expense) and JV profit	12,552	537	(1,407)	11,682
Finance costs	(191,543)	(29)	187,107	(4,465)
Finance income	1,578	12,980	(11,178)	3,380
Profit before income tax	58,446	11,674	157,850	227,970
Income tax expense	(15,972)	—	—	(15,972)
Net profit for the year	42,474	11,674	157,850	211,998

Capital expenditure	145,696	—	—	145,696
Total assets	3,052,902	8,183,627	(8,248,066)	2,988,463
Total liabilities	(3,135,151)	(4,410,200)	7,416,707	(128,644)

21.    SEGMENTAL INFORMATION (CONTINUED)

Year ended 31 December 2017
Profit and loss
Total revenue	754,852	—	—	754,852
Mining and processing costs excluding depreciation	(436,054)	—	1,489	(434,565)
Depreciation and amortisation	(240,346)	(2,494)	(21,575)	(264,415)
Mining and processing costs	(676,400)	(2,494)	(20,086)	(698,980)
Royalties	(31,913)	—	—	(31,913)
Exploration and corporate expenditure	(7,089)	(1,116)	—	(8,205)
Other (expenses)/income and JV profit	(54,041)	758	(1,489)	(54,772)
Finance costs	(163,730)	—	158,252	(5,478)
Finance income	1,464	13,861	(11,178)	4,147
(Loss) /Profit before income tax	(176,857)	11,009	125,499	(40,349)
Income tax expense	54,333	—	—	54,333
Net (loss)/profit for the year	(122,524)	11,009	125,499	13,984

Capital expenditure	246,406	—	—	246,406
Total assets	2,969,999	9,514,687	(9,481,173)	3,003,513
Total liabilities	(3,093,485)	(5,778,281)	8,693,091	(178,675)

22.    FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the Group is exposed to gold price, currency, interest rate, credit and liquidity risks. In order to manage these risks, the Group may enter into transactions which make use of on-balance sheet derivatives, but none were entered into in 2019, 2018 or 2017. The Group does not acquire, hold or issue derivatives for trading purposes. The Group has developed a risk management process to facilitate, control and monitor these risks.

Foreign exchange and commodity price risk
In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily Euro, British Pound, South African Rand, Congolese Franc and Australian Dollar). As a result, the Group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the Group does not enter into derivatives to manage these currency risks and none existed in 2019, 2018 or 2017. Generally, the Group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2019, 2018 and 2017. Gold sales are made in US dollars and do not expose the Group to any currency fluctuation risk. The Group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

22.    FINANCIAL RISK MANAGEMENT (CONTINUED)

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
• Congolese Franc (CDF)	2,289	18	28
• Euro (EUR)	63	613	297
• South African Rand (ZAR)	299	102	65
• British Pound (GBP)	11	22	3
• Australian Dollar (AUD)	10	—	402
Trade and other receivables includes balances denominated in:
• Congolese Franc (CDF)	—	3	4
• Euro (EUR)	—	—	—
• South African Rand (ZAR)	—	—	—
• British Pound (GBP)	—	—	—
• Australian Dollar (AUD)	—	—	—
Trade and other payables includes balances denominated in:
• Euro (EUR)	(2,723)	(1,277)	(284)
• South African Rand (ZAR)	(115)	(561)	(1,003)
• British Pound (GBP)	(3)	(4)	(2)
• Australian Dollar (AUD)	(643)	(379)	(87)

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

22.    FINANCIAL RISK MANAGEMENT (CONTINUED)

	Closing exchange rate	Effect of 10% strengthening of US$ on net earnings and equity
		$'000
At 31 December 2019
• Euro (EUR)	0.89373	(272)
• South African Rand (ZAR)	14.06721	(12)
At 31 December 2018
• Euro (EUR)	0.87306	(128)
• South African Rand (ZAR)	14.36232	(56)
At 31 December 2017
• Euro (EUR)	0.83382	(28)
• South African Rand (ZAR)	12.34503	(100)

The sensitivities are based on financial assets and liabilities held at 31 December 2019 where balances were not denominated in the functional currency of the Group. The sensitivities do not take into account the Group’s income and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

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

	Amount $’000	Effective rate for year
Cash and cash equivalents:
All less than 90 days (2019)	452,692	0.88%
All less than 90 days (2018)	123,931	0.99%
All less than 90 days (2017)	3,288	0.08%

Concentration of credit risk
In normal circumstances, the Group’s cash balances do not give rise to a concentration of credit risk because it endeavours to deal with a variety of major financial institutions wherever possible. For cash and equivalents, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. Where possible, our cash and equivalents are held with AAA rated financial institutions. Due to the Group’s current inability to repatriate as a result of the new mining code, a large portion of cash is held with lower rated financial institutions, however measures have been initiated to reallocate the deposits to banks with higher ratings in order to manage the credit risk exposure, and the effect of expected credit losses is considered immaterial. Historically, customer defaults have not had a significant impact on our operating results or financial position.

22.    FINANCIAL RISK MANAGEMENT (CONTINUED)

The Group applies IFRS 9 to measure expected credit losses for receivables and loans including other investments in joint ventures and loans to non-controlling interests, these are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold doré, the Group’s principal product, is produced in the DRC. The gold doré is refined and sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. Further, the Group is not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance (including recoverable TVA on fuel duty and after discounting provisions)
of US$147.8 million (2018: US$180.5 million; 2017: US$134.5 million) that was past due. Refer to note 3. This could result in credit risk for the Group.

22.    FINANCIAL RISK MANAGEMENT (CONTINUED)

Capital risk management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group issue new shares (by way of funding from the joint venture partners) or will make use of intercompany loans. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net borrowings, finance lease liabilities and trade and other payables (less cash) divided by total capital. Total capital is calculated as equity, as shown in the statement of financial position, plus net borrowings, finance lease liabilities and trade and other payables (less cash). This measure may differ to other companies.

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Capital risk management
Borrowings and trade and other payables	102,917	100,186	153,439
Less: cash and cash equivalents	(452,692)	(123,931)	(3,288)
Net borrowings, trade and other payables	(349,775)	(23,745)	150,151

Total equity	3,010,126	2,859,819	2,824,838
Total capital	2,660,351	2,836,074	2,974,989
Gearing ratio	-13%	-1%	5%

Maturity analysis
The following table analyses the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected Future interest payments
	$'000	$'000	$'000
At 31 December 2019
Financial liabilities
Within 1 year in demand	46,484	11,105	2,030
Later than 1 year and no later than 5	—	45,328	2,373
After 5 years	—	—	—
Total	46,484	56,433	4,403
At 31 December 2018
Financial liabilities
Within 1 year in demand	59,770	11,425	2,966
Later than 1 year and no later than 5	—	28,991	5,780
After 5 years	—	—	127
Total	59,770	40,416	8,873
At 31 December 2017
Financial liabilities
Within 1 year in demand	104,633	7,596	3,345
Later than 1 year and no later than 5	—	41,210	6,012
After 5 years	—	—	305
Total	104,633	48,806	9,662

23.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the Group’s FVOCI financial instruments outstanding at 31 December 2019, 2018 and 2017. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying amount	Fair value
		$'000	$'000
As at 31 December 2019
Categorised as level 1¹
Investment marketable securities	FVOCI	3	3
As at 31 December 2018
Categorised as level 1¹
Investment marketable securities	FVOCI	9	9
As at 31 December 2017
Categorised as level 1¹
Investment marketable securities	FVOCI	26	26

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

24.    CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Profit/(loss) before income tax	362,246	227,970	(40,349)
Adjustments for:
Interest received (note 8)	(4,370)	(3,380)	(4,147)
Finance cost (note 8)	3,973	3,874	4,949
Share of profits of equity accounted joint venture (Note 27)	(34)	(132)	(113)
Depreciation and amortisation (Note 6)	282,180	329,519	264,415
Foreign exchange (gain)/loss	1,458	(53,747)	38,469
Write off on TVA under settlement agreement	—	20,584	—
Movement in discounting provision on TVA (note 5)	—	17,309	12,177
Unwinding of rehabilitation provision	531	591	529
	645,984	542,588	275,930
Effects of changes in operating working capital items
- Receivables	3,467	(12,877)	(69,741)
- Inventories	(26,142)	(35,536)	30,266
- Trade and other payables	(7,878)	(20,967)	(11,026)
Cash generated from operations	615,431	473,208	225,429

Other non-cash items include changes in rehabilitation provision estimates of US$1.8 million (2018: US$0.2 million) (2017: US$1.6 million).

Cash flows relating to loans and borrowings within financing activities comprises the following movements in finance lease liabilities:

24.    CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS (CONTINUED)

	Non-current loans and borrowings	Current loans and borrowings	Total
	$’000	$’000	$’000
At 1 January 2017	46,707	8,310	55,017
Cash flows:
Lease repayments	—	(7,228)	(7,228)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2016	(6,357)	6,357	—
Interest and capital accrued	—	157	157
At 31 December 2017	40,350	7,596	47,946
At 1 January 2018	40,350	7,596	47,946
Cash flows:
Lease repayments	—	(9,579)	(9,579)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2017	(12,885)	12,885	—
Interest and capital accrued	—	523	523
At 31 December 2018	27,465	11,425	38,890
At 1 January 2019	27,465	11,425	38,890
IFRS 16 lease liability additions	15,246	703	15,949
Cash flows:
Lease repayments	—	(14,263)	(14,263)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2018	(7,162)	7,162	—
Interest and capital accrued		3,356	3,356
Lease additions	8,272	2,722	10,994
At 31 December 2019(1)	43,821	11,105	54,926

(1)	Refer to note 20 and the consolidated cash flow statements on page F - 104.

25.    COMMITMENTS AND CONTINGENT LIABILITIES

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property, plant and equipment	29,593	22,687	19,108

26.     INVESTMENT IN JOINT VENTURE

Set out below is the summarised financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Summarised statement of financial position
Current assets
Cash and cash equivalents	3,384	3,125	2,039
Other current assets (excluding cash)	5,643	1,988	1,649
Total current assets	9,027	5,113	3,688
Other current liabilities (including trade payables)	(6,014)	(1,523)	(1,505)
Total current liabilities	(6,014)	(1,523)	(1,505)
Non-current
Assets	39,919	39,431	48,065
Financial liabilities	(42,248)	(42,248)	(49,739)
Net assets	684	773	509
Summarised statement of comprehensive income
Operating loss	(120)	(21)	(39)
Interest income	3,185	3,440	3,959
Interest expense	(2,998)	(3,155)	(3,695)
Profit and total comprehensive income for the period	67	264	225
Dividends received from joint venture	156	—	—
Reconciliation of the summarised financial information presented to the carrying amount of the group’s interest in KAS
Opening net assets 1 January	773	509	284
Profit for the period	67	264	225
Dividends received	(156)	—	—
Closing Net assets at 31 December	684	773	509
Interest in joint venture at 50.1%	343	387	255
Profit for the period at 50.1%	34	132	113

Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	20,795	21,479	25,577
Carrying value	21,138	21,866	25,832

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

27.    RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Barrick Gold (Holdings) Limited	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Barrick Gold (Kibali) Limited	Joint Venture partner
Barrick Gold (Congo) SPRL	Entity under common control (subsidiary of Barrick)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Morila SA	Entity under common control (subsidiary of Barrick)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Barrick
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

	31 Dec 2019	31 Dec 2018	31 Dec 2017
	$’000	$’000	$’000
Related party transactions
Management fee paid to Barrick Gold (Holdings) Ltd	4,563	4,478	4,385
Refining fees to Rand Refinery (Pty) Limited	3,444	3,957	3,632
Interest received from SOKIMO	1,697	1,446	1,097
Shareholders interest received from KAS	1,294	1,578	1,846
Interest incurred to KAS on the finance lease liability	2,727	3,359	3,931
Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	26,580	11,114	30,457
Loan to SOKIMO	22,090	20,393	18,827
Loan to Barrick Gold (Congo) SPRL	1,198	616	182
Loan to Barrick Gold (Holdings) Ltd	—	—	—
Loan to KGL Isiro SARL	163	97	64
Loan to Société des Mines de Loulo SA	3	22	4
Loan to Société des Mines de Tongon SA	133	32	41
Loan to Société des Mines de Gounkoto SA	—	—	—
Loan to Société des Mines de Morila SA	—	45	—
Amounts included in other investment in joint venture owing by related parties
Loan to KAS	20 792	21,479	25,557
Amounts included in loans and borrowings owed to related parties
Loan from Barrick Gold (Holdings) Ltd	(1,507)	(1,526)	(860)
Finance lease liability with KAS	(39,681)	(38,890)	(47,946)
SOKIMO has a 10% interest in Kibali Goldmines SA, a subsidiary of the group.

27.    RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

Rand Refinery (Pty) Limited (Rand Refinery) is an associate of AngloGold Ashanti. Kibali Goldmines SA has incurred refining costs of US$3.4 million in the year (2018: US$3.9 million) (2017: US$3.6 million).  US$1 123m (2018: US$1 041 million) (2017: US$755 million) of gold and silver was sold by Rand Refinery under the contract with Kibali Goldmines SA in which Rand Refinery is the stated agent.

It is the obligation of the joint venture parties, Barrick and AngloGold Ashanti, (joint venture partners) to fund the Group for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali (Jersey) Limited. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS is in respect of the equipment which has been transferred to the Group under an instalment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS.

Refer to notes 13 and 17 for the details of loans to and from related parties.

28.    SUBSIDIARIES AND NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the Company and all of its subsidiaries and jointly controlled entities at 31 December 2019. The Company, the principal subsidiaries and their interests are:

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

29.    SUBSEQUENT EVENTS

New diseases and epidemics may adversely impact Kibali’s business
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain, and such adverse effects may be material. Kibali could be negatively affected if personnel including management and personnel at its mine are quarantined as the result of, or in order to avoid, exposure to a contagious illness. In addition, the Chinese market is a significant source of global demand for commodities. The coronavirus and efforts to contain it may have a significant effect on Chinese commodity prices and demand and potentially broader impacts on our supply chain or the global economy, which could have a material adverse effect on Kibali’s cash flows, earnings, results of operations and financial position. While governmental agencies and private sector participants will seek to mitigate the adverse effects of this coronavirus, which may include such measures as heightened sanitary practices, telecommuting, quarantine, curtailment or cessation of travel, and other restrictions, and the medical community is seeking to develop vaccines and other treatment options, the efficacy of such measures is uncertain.

29.    SUBSEQUENT EVENTS (CONTINUED)

The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity or financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the coronavirus and the actions required to contain this coronavirus or treat its impact, among others.

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
Incorporated by reference to Exhibit 1 to AngloGold Ashanti Limited’s Registration Statement on Form F-6 (No. 333-159248) filed on 14 May 2009

Exhibit 19.2.6	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	Incorporated by reference to AngloGold Ashanti Limited's report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 25 March 2020

Exhibit 19.4.1.1	Bonus Share Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.2	Long-Term Incentive Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.3	Deferred Share Plan of AngloGold Ashanti 2018	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 18 May 2017

Exhibit 19.4.4.2	ZAR Revolving Credit Agreement dated 3 November 2017 with AngloGold Ashanti Limited as borrower and The Standard Bank of South Africa Limited as facility agent and lender	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 13 March 2018

Exhibit Number	Description	Remarks

Exhibit 19.4.4.3	ZAR Revolving Credit Agreement dated 12 December 2017 with AngloGold Ashanti Limited as borrower and Nedbank Limited as facility agent who in conjunction with ABSA Bank Limited constitute the lenders	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 15 March 2018

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

Exhibit 19.4.4.5	Multi-currency Revolving Credit Facility agreement as amended and restated on 29 January 2019 with Geita Gold Mining Limited as borrower and Nedbank Limited as lender	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 20 March 2019

Exhibit 19.4.4.6	Revolving Credit Facility agreement as amended and restated on 27 February 2019 with Sociètè AngloGold Ashanti de Guinee S.A. as borrower and Nedbank Limited as lender.	Incorporated by reference to AngloGold Ashanti Limited's report on Form 6-k (No. 001-14846) furnished to the Securities and Exchange Commission on 25 March 2020

Exhibit 19.4.5.1	Employment contract of Kandimathie Christine Ramon – Chief Financial Officer with effect from 1 October 2014	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 8 October 2014

Exhibit 19.4.5.2	Employment contract of Kelvin Paul Michael Dushnisky - Chief Executive Officer with effect from 1 September 2018	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 12 February 2019

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

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries

Exhibit 19.12.1	Certification of Kelvin Dushnisky as Chief Executive Officer of Anglogold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.12.2	Certification of Christine Ramon, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm

EXHIBIT 19.8

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES AT 31 DECEMBER 2019

		Shares held		Holding	Percentage held
		2019	2018		2019	2018
Principal subsidiaries and controlled operating entities(1)
AngloGold Ashanti Australia Limited(2)	2	257,462,077	257,462,077	I	100	100
AngloGold Ashanti Holdings plc	6	5,326,550,917	5,326,550,917	D	100	100
AngloGold Ashanti USA Incorporated	10	235	235	D	100	100

Operating entities
AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	4,167,084,999	4,167,084,999	I	100	100
AngloGold Ashanti (Ghana) Limited(3)	4	132,419,584	132,419,584	I	100	100
AngloGold Ashanti (Iduapriem) Limited	4	66,270	66,270	I	100	100
Cerro Vanguardia S.A.	1	13,875,000	13,875,000	I	92.50	92.50
Geita Gold Mining Limited	9	123,382,772	123,382,772	I	100	100
Mineração Serra Grande S.A.	3	1,999,999	1,999,999	I	100	100
Societé AngloGold Ashanti de Guinée S.A.	5	3,486,134	3,486,134	I	85	85

Joint venture operating entities
Kibali (Jersey) Limited(4)	7	2,324	2,324	I	50	50
Société des Mines de Morila S.A.	8	400	400	I	40	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.	8	41,000	41,000	I	41	41

Unincorporated joint operation
Tropicana joint operation	2	n/a	n/a	I	70	70

D - Direct Holding
I - Indirect Holding

(1)
All the operations in South Africa, including, Mine Waste Solutions and Mponeng are held by the parent company, AngloGold Ashanti Limited. An agreement for the sale of the South African operations was announced on 12 February 2020.

(2)	Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.

(3)	Operates the Obuasi mine in Ghana.

(4)	Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.

1	Argentina	6	Isle of Man
2	Australia	7	Jersey
3	Brazil	8	Mali
4	Ghana	9	Tanzania
5	Republic of Guinea	10	United States of America

EXHIBIT 19.12.1
CERTIFICATION

I, Kelvin Dushnisky, certify that:

1.	I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

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

Date: 27 March 2020

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

Date: 27 March 2020

/s/ Kandimathie Christine Ramon
Kandimathie Christine Ramon
Chief Financial Officer

EXHIBIT 19.13

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AngloGold Ashanti Limited (the “Company”) on Form 20-F for the period ending 31 December 2019, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 27 March 2020            /s/ Kelvin Paul Michael Dushnisky
Name: Kelvin Paul Michael Dushnisky
Title: Chief Executive Officer

Date: 27 March 2020            /s/ Kandimathie Christine Ramon
Name: Kandimathie Christine Ramon
Title: Chief Financial Officer

Exhibit 19.15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113789) and the Registration Statement on Form F-3 (No. 333-230651) of AngloGold Ashanti Limited of our reports dated 27 March 2020, with respect to the consolidated financial statements of AngloGold Ashanti Limited and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended 31 December 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Inc.

Ernst & Young Inc.

Johannesburg, Republic of South Africa
27 March 2020

Exhibit 19.15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AngloGold Ashanti Limited
Johannesburg, South Africa

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113789) and F-3 (No. 333-230651) of AngloGold Ashanti Limited of our report dated 27 March 2020, relating to the consolidated financial statements of Kibali (Jersey) Limited which appears in this Annual Report on Form 20-F of AngloGold Ashanti Limited.

/s/ BDO LLP

BDO LLP

London, United Kingdom
27 March 2020

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI LIMITED
/s/ Kandimathie Christine Ramon

Name	:	Kandimathie Christine Ramon
Title	:	Chief Financial Officer
Date	:	March 27, 2020