Form 20-F
period 2020-12-31
ANGLOGOLD ASHANTI LTD
filed 2021-03-26
CIK 1067428

As filed with the Securities and Exchange Commission on 26 March 2021

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
FOR THE FINANCIAL YEAR ENDED 31 December 2020
Commission file number: 1-14846
AngloGold Ashanti Limited
(Exact Name of Registrant as Specified in its Charter)
Republic of South Africa
(Jurisdiction of Incorporation or Organisation)
76 Rahima Moosa Street, Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Kandimathie Christine Ramon, Interim Chief Executive Officer, Telephone: +27 116376019
E-mail: cramon@anglogoldashanti.com, 76 Rahima Moosa Street, Newtown, Johannesburg, 2001, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
American Depositary Shares	AU	New York Stock Exchange
Ordinary Shares	AU	New York Stock Exchange*
5.125% Notes due 2022	AU/22	New York Stock Exchange
3.75% Notes due 2030	AU/30	New York Stock Exchange
6.50% Notes due 2040	AU/40	New York Stock Exchange
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

Ordinary Shares of 25 ZAR cents each	416,890,087
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes x No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes x No ☐

Indicate by check mark whether the registrant  has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes x No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Check one:	Large accelerated filer x	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:	U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒     Other☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐ No x

PRESENTATION OF INFORMATION

AngloGold Ashanti Limited

In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold, AngloGold Ashanti, AGA, the company, the Company, we, us, our and the group are references to AngloGold Ashanti Limited including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti Limited.

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

In this annual report, references to rand, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar, USD, US$ and $ are to the lawful currency of the United States, references to € and Euro are to the lawful currency of the European Union, references to ARS and Argentinean peso are to the lawful currency of Argentina, references to AUD, Australian dollar and A$ are to the lawful currency of Australia, references to BRL and Brazilian real are to the lawful currency of Brazil, references to TZS and Tanzanian shilling are to the lawful currency of the United Republic of Tanzania, references to Ghanaian cedi, GHS, cedi or Gh¢ are to the lawful currency of Ghana and references to GBP, British pounds and £ are to the lawful currency of the United Kingdom.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, "all-in costs” and “all-in costs per ounce”, and "average gold price received per ounce" which are not IFRS measures. An investor should not consider these items in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

While the Gold Institute provided definitions for the calculation of total cash costs net of by-product revenue and during June 2013 the World Gold Council published a Guidance Note (which was updated in November 2018) on “all-in sustaining costs” and “all-in costs” metrics, the calculation of total cash costs net of by-product revenue, total cash costs per ounce, all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “—Glossary of selected terms—Financial terms—Total cash costs net of by-product revenue”, “—Glossary of selected terms—Financial terms—All-in sustaining costs” and “—Glossary of selected terms—Financial terms—All-in costs”. Nevertheless, AngloGold Ashanti believes that total cash costs net of by-product revenue, all-in sustaining costs and all-in costs in total and per ounce as well as "average gold price received per ounce" are useful indicators to investors and management as they provide:

•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

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

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three years in the period ended 31 December 2020 is presented herein. See “Item 5A: Operating Results—Non-GAAP analysis”.

Discontinued Operations
On 12 February 2020, AngloGold Ashanti announced that it reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited (Harmony). The South African asset sale was assessed as a major geographical area of operations and part of a single co-ordinated plan to dispose of a major geographical area of operations and accordingly, it was classified as a discontinued operation. The transaction closed on 30 September 2020.

Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders, equity shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors as described in “Item 3D: Risk Factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

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

All-in sustaining costs (AISC): During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note (which was updated in November 2018) on the “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. “All-in sustaining costs” is an extension of the existing “total cash cost” metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines, the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.

Average gold price received per ounce: The attributable gold income (price received), divided by attributable ounces of gold sold.
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
Market spot gold price: The price of gold traded at any given moment on the Over-The-Counter (OTC) wholesale market of which the transaction will be settled in two business days’ time.
Non-foreign operation: An entity with a functional currency the same as the parent company (ZAR), which differs from the group presentation currency (USD).
Non-sustaining capital expenditure: Capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.

Rated bonds: The $750 million 5.125 percent bonds due 2022, the $700 million 3.75 percent bonds due 2030 and the $300 million 6.50 percent bonds due 2040.
Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Africa region (DRC, Ghana, Guinea and Tanzania), Australia and the Americas (Argentina and Brazil).

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

Currencies

$, US$, USD, US dollar or dollar	United States dollar
ARS or Argentinean peso	Argentinean peso
A$, AUD or Australian dollar	Australian dollar
BRL or Brazilian real	Brazilian real
€ or Euro	European euro
GHS, Gh¢, Ghanaian cedi or cedi	Ghanaian cedi
TZS or Tanzanian shilling	Tanzanian shilling
ZAR, R, South African rand or rand	South African rand
£, GBP or British pound	British pound

Mining terms

All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked.
BIF: Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.
By-products: Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Carbon-in-leach (CIL): Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.

Comminution: Comminution is the crushing and grinding of ore to make gold available for physical or chemical separation (see also “Milling”).
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
Electrowinning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning.
Feasibility study: A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study (SAMREC 2016).

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
Metallurgical plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products).
Milling: A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also “Comminution”).
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
Mineral Resource: A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories (SAMREC 2016).

Modifying Factors: Modifying Factors are considerations used to convert Mineral Resource to Ore Reserve. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Ore Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the Ore Reserve determination. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

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
Quartz: A hard mineral consisting of silica dioxide found widely in all rocks.
Recovered grade: The recovered mineral content per unit of ore treated.
Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
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

Scats: Within the metallurgical plants, scats is a term used to describe ejected ore or other uncrushable / grinding media arising from the milling process. This, typically oversize material (ore), is ejected from the mill and stockpiled or re-crushed via a scats retreatment circuit. Retreatment of scats is aimed at fracturing the material such that it can be returned to the mills and processed as with the other ores to recover the gold locked up within this oversize material.

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

Abbreviations

ADR	American Depositary Receipt
ADS	American Depositary Share
AIFR	All injury frequency rate
ASX	Australian Securities Exchange
Au	Contained gold
BBBEE	Broad-Based Black Economic Empowerment
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
bn	Billion
CDI	Chess Depositary Interests
CHESS	Clearing House Electronic Settlement System
Companies Act	South African Companies Act, No. 71 of 2008, as amended
DRC	Democratic Republic of the Congo
EHS	Environmental, health and safety
ERP	Enterprise resource planning
ESG	Environmental, social and governance
Exchange Act	United States Securities Exchange Act of 1934, as amended
FVTOCI	Fair value through other comprehensive income
FVTPL	Fair value through profit or loss
G or g	Grams
GhDS	Ghanaian Depositary Share
GHG	Greenhouse gas emissions
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards as issued by the IASB
JIBAR	Johannesburg Interbank Agreed Rate
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	JSE Limited (Johannesburg Stock Exchange)
King IV	The King Report on Corporate Governance for South Africa, 2016
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Square kilometres
Koz	Thousand ounces
LIBOR	London Interbank Offer Rate
M or m	Metre or million, depending on the context
Mlbs	Million pounds
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NYSE	New York Stock Exchange
Oz or oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition
SEC	United States Securities and Exchange Commission
Securities Act	United States Securities Act of 1933, as amended
T or t	Tons (short) or tonnes (metric)
Tpa or tpa	Tonnes/tons per annum
TSF	Tailings storage facility
US/U.S./USA/United States	United States of America
XBRL	eXtensible Business Reporting Language (including in-line XBRL, i-XBRL)

Note: Rounding of figures in this report may result in computational discrepancies.

PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.    SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended and as at 31 December 2020, 2019 and 2018 has been derived from, and should be read in conjunction with, the IFRS financial statements included under Item 18 of this annual report. The selected financial information for the years ended and as at 31 December 2017 and 2016 has been derived from the IFRS financial statements not included in this annual report.

	Year ended 31 December
	2020	2019	2018	2017	2016 (1)
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated income statement
Revenue from product sales	4,427	3,525	3,336	3,394	4,223
Cost of sales	(2,699)	(2,626)	(2,584)	(2,607)	(3,401)
Gain (loss) on non-hedge derivatives and other commodity contracts	(19)	5	(2)	—	19
Gross profit	1,709	904	750	787	841
Corporate administration, marketing and other expenses	(68)	(82)	(76)	(64)	(61)
Exploration and evaluation costs	(124)	(112)	(98)	(105)	(133)
Impairment, derecognition of assets and p/l on disposal	(1)	(6)	(7)	(2)	—
Other expenses (income)	(57)	(83)	(79)	(150)	—
Other operating expenses	—	—	—	—	(110)
Special items	—	—	—	—	(42)
Operating profit (loss)	1,459	621	490	466	495
Dividends received	2	—	2	—	—
Interest income	27	14	8	8	22
Foreign exchange and other gains (losses)	—	(12)	(9)	(11)	(88)
Finance costs and unwinding of obligations	(177)	(172)	(168)	(157)	(180)
Fair value adjustments	—	—	—	—	9
Share of associates and joint ventures’ profit (loss)	278	168	122	22	11
Profit (loss) before taxation	1,589	619	445	328	269
Taxation	(625)	(250)	(212)	(163)	(189)
Profit (loss) after taxation from continuing operations	964	369	233	165	80
Discontinued operations
Profit (loss) from discontinued operations	7	(376)	(83)	(336)
Profit (loss) for the year	971	(7)	150	(171)	80

Allocated as follows
Equity shareholders
- Continuing operations	946	364	216	145	63
- Discontinued operations	7	(376)	(83)	(336)	—
Non-controlling interests
- Continuing operations	18	5	17	20	17
	971	(7)	150	(171)	80

Basic earnings (loss) per ordinary share (U.S. cents)	227	(3)	32	(46)	15
Earnings (loss) per ordinary share from continuing operations	225	87	52	35	15
Earnings (loss) per ordinary share from discontinued operations	2	(90)	(20)	(81)	—

Diluted earnings (loss) per ordinary share (U.S. cents)	227	(3)	32	(46)	15
Earnings (loss) per ordinary share from continuing operations	225	87	52	35	15
Earnings (loss) per ordinary share from discontinued operations	2	(90)	(20)	(81)	—
Dividend per ordinary share (U.S. cents)	9	7	6	10	—

(1)     The selected financial information presented for the year ended 31 December 2016 has not been reclassified for the changes in disclosure of "Special items" or restated to reflect the disposal of the South African assets and liabilities as a discontinued operation, as such financial information cannot be provided on a reclassified or restated basis without unreasonable effort and expense.

	As at 31 December
	2020	2019	2018	2017	2016
	$	$	$	$	$
	(in millions, except share and per share amounts)
Consolidated balance sheet data
ASSETS
Non-current assets
Tangible assets	2,884	2,592	3,381	3,742	4,111
Right of use assets	142	158	—	—	—
Intangible assets	131	123	123	138	145
Investments in associates and joint ventures	1,651	1,581	1,528	1,507	1,448
Other investments	188	76	141	131	125
Inventories	69	93	106	100	84
Trade, other receivables and other assets	235	122	102	67	34
Deferred taxation	7	105	—	4	4
Cash restricted for use	31	31	35	37	36
	5,338	4,881	5,416	5,726	5,987
Current assets
Other investments	—	10	6	7	5
Inventories	733	632	652	683	672
Trade, other receivables and other assets	229	250	209	222	255
Cash restricted for use	42	33	31	28	19
Cash and cash equivalents	1,330	456	329	205	215
	2,334	1,381	1,227	1,145	1,166
Assets held for sale	—	601	—	348	—
	2,334	1,982	1,227	1,493	1,166
Total assets	7,672	6,863	6,643	7,219	7,153
EQUITY AND LIABILITIES
Share capital and premium	7,214	7,199	7,171	7,134	7,108
Accumulated losses and other reserves	(3,519)	(4,559)	(4,519)	(4,471)	(4,393)
Shareholders’ equity	3,695	2,640	2,652	2,663	2,715
Non-controlling interests	45	36	42	41	39
Total equity	3,740	2,676	2,694	2,704	2,754
Non-current liabilities
Borrowings	1,789	1,299	1,911	2,230	2,144
Lease liabilities	116	126	—	—	—
Environmental rehabilitation and other provisions	731	697	827	942	877
Provision for pension and post-retirement benefits	83	100	100	122	118
Trade, other payables and provisions	8	15	3	3	4
Deferred taxation	246	241	315	363	496
	2,973	2,478	3,156	3,660	3,639
Current liabilities
Borrowings	142	734	139	38	34
Lease liabilities	37	45	—	—	—
Trade, other payables and provisions	627	586	594	638	615
Taxation	153	72	60	53	111
	959	1,437	793	729	760
Liabilities held for sale	—	272	—	126	—
	959	1,709	793	855	760
Total liabilities	3,932	4,187	3,949	4,515	4,399
Total equity and liabilities	7,672	6,863	6,643	7,219	7,153
Number of ordinary shares as adjusted to reflect changes in share capital	416,890,087	415,301,215	412,769,980	410,054,615	408,223,760
Share capital (exclusive of long-term debt and redeemable preference shares)	17	17	16	16	16
Net assets	3,740	2,676	2,694	2,704	2,754

Annual dividends

The table below sets forth the amounts of interim, final and total dividends declared in respect of the past five years in cents per ordinary share.

Year ended 31 December (1)(2)	2020	2019	2018	2017	2016
South African cents per ordinary share	165	95	70	130	—

US cents per ordinary share(3)	9	7	6	10	—

(1)From 2017 to 2019, the dividend policy allowed the company's Board of Directors, at its discretion, to declare an annual dividend to be based on 10 percent of the free cash flow generated by the business, before growth capital expenditure, for that financial year.
(2)Since 2020, the dividend policy allows the company's Board of Directors, at its discretion, to declare an annual dividend to be based on 20 percent of the free cash flow generated by the business, before growth capital expenditure, for that financial year.
(3)Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

For further information on the company’s policy on dividend distributions, see “Item 8A: Consolidated Financial Statements and Other Financial Information—Dividends”.

3B.    CAPITALISATION AND INDEBTEDNESS

Not applicable.

3C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.    RISK FACTORS

This section describes many of the risks that could affect AngloGold Ashanti. There may, however, be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. Additional risks may arise or become material subsequent to the date of this document. These risks, either individually or simultaneously, could significantly affect the group’s business, operational and financial results and the price of its securities.

SUMMARY OF RISK FACTORS
1.Risks Related to Our Industry
•Mining companies are increasingly expected to operate in a sustainable manner and to provide benefits to affected communities. Failure to do so can result in legal suits, additional costs to address social or environmental impacts of operations, investor divestment and loss of “social licence to operate”, and could adversely impact AngloGold Ashanti’s financial condition.
•Mining companies are subject to many risks related to the development of mining projects that may adversely affect the company’s results of operations and profitability.
•Mining companies are subject to extensive environmental, health and safety laws and regulations. Failure to comply could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.
•Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.
•Mining companies face uncertainty and risks in exploration, feasibility studies and other project evaluation activities.
•Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact cash flows and overall profitability.
•Mining operations and projects are vulnerable to supply chain disruption such that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.
•Mining companies’ operations are vulnerable to infrastructure constraints.
•Mining companies face strong competition and industry consolidation.

2. Risks Related to Our Operations and Business
•AngloGold Ashanti’s mineral deposits, Ore Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.
•The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti
•AngloGold Ashanti’s inability to retain its senior management may have an adverse effect on its business.
•AngloGold Ashanti competes with mining and other companies for key human resources with critical skills and its inability to retain key personnel could have an adverse effect on its business.
•Increased labour costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.
•The use of contractors at certain of the company’s operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increases in mining costs.
•AngloGold Ashanti’s Ore Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.
•Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.
•Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.

•AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights.
•Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge.

3. Risks Related to Our Corporate and Financing Structure and Strategy
•AngloGold Ashanti expects to have significant financing requirements.
•Sales of large quantities of AngloGold Ashanti’s ordinary shares and American Depositary Shares (ADSs), and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.
•AngloGold Ashanti may not pay dividends or make similar payments to shareholders in the future.
•Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant.
•AngloGold Ashanti does not have full management control over some of its significant joint venture projects and other interests. If the operators of these projects do not manage these effectively and efficiently, the company’s investment in these projects could be adversely affected and its reputation could be harmed.
•Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.
•The level of AngloGold Ashanti’s indebtedness could adversely impact its business.
•Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the company to new geographic, political, legal, social, operating, financial and geological risks.
•The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability.
•Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to AngloGold Ashanti’s credit facilities.

4. Market Risks
•Commodity market price fluctuations could adversely affect the profitability of operations.
•Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.
•The profitability of mining companies’ operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.
•Fluctuations in the exchange rate of currencies may reduce the market value of AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by the company.
•Global economic conditions could adversely affect the profitability of operations.
•Energy cost increases and power fluctuations and stoppages could adversely impact the company’s results of operations and financial condition.
•Concerns about the integrity or reliability of the London Bullion Market Association (LBMA) Gold Price Benchmark could adversely affect investor interest in gold and confidence in the gold market.
•Inflation may have a material adverse effect on results of operations.

5. Other Regulatory and Legal Risks
•Failure to comply with laws, regulations, standards and contractual obligations, breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, negative effects on AngloGold Ashanti’s reported financial results, and adversely affect its reputation.
•AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known.
•Compliance with “conflict minerals” and “responsible gold” legislation and standards could result in significant costs.
•Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.
•AngloGold Ashanti’s inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of its financial statements.
•Breaches in cybersecurity and violations of data protection laws may adversely impact AngloGold Ashanti’s business.
•U.S. securities laws do not require AngloGold Ashanti to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the company than they might otherwise receive from a comparable U.S. company.

Risks Related to Our Industry

Mining companies are increasingly expected to operate in a sustainable manner and to provide benefits to affected communities. Failure to do so can result in legal suits, additional costs to address social or environmental impacts of operations, investor divestment and loss of “social licence to operate”, and could adversely impact AngloGold Ashanti’s financial condition.

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

Mining companies are under increasing pressure to demonstrate that, whilst they seek a satisfactory return on investment for shareholders, other social partners, including employees, host communities and more broadly, the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have, or have, a high impact on their social and physical environment. Social media and other web-based tools to share user-generated content further increases the potential scope and force of public scrutiny. Adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal.

Mining operations are often located at or near existing towns and villages, natural waterways and other infrastructure or natural resources. As the impacts of dust generation, waste storage, water pollution or water shortages may be directly adverse to those communities, poor environmental management practices, or, in particular, adverse changes in the supply or quality of water, can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, following a 2017 popular consultation in the Colombian municipality of Cajamarca in the Tolima department, which hosts the company’s La Colosa exploration site, AngloGold Ashanti’s management suspended much of the current fieldwork around the project until the related environmental permits are granted and there is more certainty about mining activity in Colombia, and force majeure was declared at the project. Similarly, in the Colombian town of Piedras in the Tolima department, which is not located in the immediate vicinity of the La Colosa exploration site, AngloGold Ashanti also contested a 2013 popular consultation which attempted to ban all mining activities in the area. Subsequently, the Colombian Constitutional Court has decided that local municipalities or regions do not have authority to veto mining activities through popular consultations. See “Item 8A: Legal Proceedings—Colombia”. If AngloGold Ashanti is unsuccessful in securing community support for its projects, or groups opposed to mining successfully pursue similar or other legal mechanisms to attempt to block exploration or extraction activities, there could be an adverse impact on AngloGold Ashanti’s reputation, its ability to develop its mining concessions, and its results of operations and financial condition.

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

Development of AngloGold Ashanti’s mining projects may be subject to unexpected problems and delays that could impact the company’s ability to develop or operate the relevant project as planned or increase the costs of such relevant project. For example, constraints on the availability of mining and processing equipment, skilled labour, utilities, transportation and/or appropriate smelting and refining arrangements could result in delays or increase the costs needed to secure adequate supplies or resources or to construct facilities required for our mining operations. In addition, a decrease in budgets relating to current or medium-term exploration and development could increase the company’s development and operating costs in the long term.
The remote location of many mining properties, delays in obtaining necessary environmental and other governmental permits and approvals, the impact of public health crises, epidemics or pandemics (including the COVID-19 pandemic) as well as third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction.

AngloGold Ashanti may prove unable to successfully develop potential exploration sites due to, for example, social and community opposition, litigation and governmental regulatory or administrative proceedings, the classification of land covered by mining titles as an environmentally-protected area, ore body grades, the inability of any such project to meet AngloGold Ashanti’s investment hurdle rate, and delays that could result in the expiry of permits. See “—Mining companies are subject to extensive environmental, health and safety laws and regulations. Failure to comply could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation” and “Item 8A: Legal Proceedings—Colombia”.

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

Mining companies are subject to extensive environmental, health and safety laws and regulations. Failure to comply could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.

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

The cost of compliance with environmental, health and safety laws and regulations is expected to continue to be significant to AngloGold Ashanti. From time to time, new or updated laws, regulations and standards are introduced and may be more stringent than those to which AngloGold Ashanti is currently subject, including with respect to tailings management and TSFs. See “—Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.” Should compliance with these laws, regulations and standards require a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any incident or failure to comply with applicable regulations, the company’s results of operations and financial condition could be adversely affected. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental, health and safety laws and regulations or the terms of AngloGold Ashanti’s permits. In some of the jurisdictions in which AngloGold Ashanti operates, the government may enforce a total or partial shutdown of operations to enable investigations into the cause of accidents at those operations. Any of these factors could have a material adverse effect on the company’s results of operations and financial condition.

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

For example, in Colombia, various plaintiffs, including governmental authorities and various associations that represent local communities, brought legal proceedings against AngloGold Ashanti Colombia S.A. (AGAC) alleging that AGAC violated applicable environmental laws in connection with the La Colosa project. In one instance, the Colombian Department of the Environment, Housing and Territorial Development (DoE) issued a fine of $70,000 against the company. Although the amount of the fine is not significant, the repeated or continuous and material breach of such applicable environmental laws, amongst other grounds, could be used as the basis for legal action by the Colombian government that could prohibit AGAC from doing business with the Colombian government for a period of five years. In such circumstances, AGAC’s concession contract relating to the La Colosa project could be cancelled depending on the severity of the violations. As a result, AGAC could be required to abandon the La Colosa project and its other existing mining concession contracts as well as any pending proposals for new mining concession contracts of AGAC. However, this would not affect those of other companies of the AngloGold Ashanti group operating in Colombia. Separately, a consolidated class action with respect to the La Colosa project is currently pending before the Council of State of Colombia (the highest court for administrative matters). See “Item 8A: Legal Proceedings—Colombia”.

Environmental impacts arising in connection with AngloGold Ashanti’s operations could lead to the imposition of legal obligations, including the remediation of environmental contamination, claims for property damage and personal injury from adjacent communities and restrictions on mining operations. For example, brief gold processing stoppages after environmental incidents, such as pipeline failures or deficiencies in water management systems, have occurred previously at AngloGold Ashanti’s operations. Leaks or discharges of hazardous materials could result in liabilities for clean-up or personal injury that may not be covered by insurance. The company has identified groundwater contamination plumes at certain of its operations that have occurred primarily as the result of seepage from surface operations and facilities, including tailings storage facilities and waste rock piles, or from sulphide or other substances in local rock formations which are exposed to water. In addition, closure of a mine could trigger or accelerate obligations, including to conduct environmental rehabilitation activities and/or to address historical impacts on environmental quality in the area surrounding the mine. Costs incurred by the company in excess of AngloGold Ashanti’s existing provisions for such matters, or on a more accelerated or compressed timeline than currently anticipated, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.
In addition, the use of hazardous materials in metallurgical processing remains under continued scrutiny. As there are few, if any, effective substitutes in extracting gold from the ore, any ban or material restrictions on the use of such materials in mining operations in the jurisdictions where AngloGold Ashanti conducts its operations could adversely affect the company’s results of operations and financial condition.

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits that govern usage and require, amongst other things, that mining operations maintain certain water quality upon discharge. Water quality and usage are areas of concern globally, such as with respect to the company’s mining operations in Ghana and its exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure by the company to secure access to suitable water supplies or achieve and maintain compliance with applicable requirements of the permits or licenses, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by the company to comply with water contamination rehabilitation directives may result in further, more stringent, directives being issued against the company, which may, in some cases, result in a temporary or partial shutdown of some of the company’s operations.

Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the impacted areas. Estimates of the total ultimate closure, reclamation and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing infrastructure and facilities design and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

AngloGold Ashanti’s provisions for decommissioning and for restoration (excluding joint ventures and discontinued operations) totalled $637 million in 2018, $634 million in 2019 and $674 million in 2020. Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information based on the company’s commitments in terms of environmental legislation or agreements with government. Estimates notably relate to discount rates, which may vary due to changes in global economic assumptions, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities). As such, estimates may be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company’s asset values, earnings and cash flows. Further, sudden changes in a life of mine plan or the accelerated closure of a mine may give rise to the recognition of additional liabilities that are not anticipated.

Environmental laws, regulations and standards are continually changing and are generally becoming more stringent. Changes to AngloGold Ashanti’s environmental compliance obligations or operating requirements could adversely affect the company’s operations, rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase AngloGold Ashanti’s expenses and provisions. These expenses and provisions could adversely affect the company’s results of operations and financial condition.

Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.

Mining and mineral processing operations generate waste rock and tailings. The impact of dust generation, breach, leak, or other failure of a waste rock or TSF, including any associated dam, can be significant. An incident at AngloGold Ashanti’s operations could result, amongst other things, in enforcement, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs. See “—Mining companies are subject to extensive environmental, health and safety laws and regulations. Failure to comply could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.” And also “Item 4B: Business Overview—Environmental, Health and Safety Matters”.

For example, a TSF at the Córrego do Feijão iron ore mine owned by Vale at Brumadinho in the state of Minas Gerais in Brazil burst in January 2019. Tailings reached the mine’s administrative area and part of the local community, reportedly resulting in death or injury to hundreds of people. As a result of this incident, environmental licensing processes in Brazil for mining companies have become more difficult, especially those involving TSFs. Since this incident, the Brazilian authorities, both at the federal and state levels, have generally increased scrutiny of mining operations in Brazil, and of TSFs in particular, and have been considering, and in some cases have adopted, stricter laws and regulations applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs in Brazil. It is likely that there will be further changes in federal and state legislation and regulation, as well as much more intense scrutiny and control of, as well as cost increases associated with inspecting, maintaining and constructing TSFs. For example, at the federal level, the Brazilian National Mining Agency (ANM) issued Resolution No. 13/19 in August 2019 which adopted additional regulatory measures to ensure the stability of TSFs, in particular those built or heightened by the upstream method or by any method declared as “unknown”. Among other things, ANM Resolution No. 13/19 prohibits the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil. It further requires operators to cease all storage and disposal activities at TSFs (known as “deactivation” or “desativação”) constructed or heightened upstream or by an “unknown” method by 15 September 2021 as well as to decommission such TSFs by 15 August 2022 to 15 September 2027 (depending on the capacity volume). As a result, the Serra Grande mine in the state of Goiás is in the process of reinforcing the dam walls of its upstream TSF in advance of its expected deactivation by 15 September 2021. To comply with the terms of ANM Resolution No. 13/19, the mine will also need to decommission the Serra Grande tailings dam by 15 September 2025. Furthermore, Federal Law No. 14.066/20, adopted in September 2020, also imposes requirements on companies to decommission upstream TSFs, including our Serra Grande tailings dam, by 25 February 2022 (which date is earlier than required by ANM Resolution No. 13/19). However, Federal Law

No. 14.066/20 does permit extensions of the compliance deadline, with the consent of the ANM based on the technical plan for decommissioning. With respect to downstream (or “centerline”) TSFs, Federal Law No. 14.066/20 requires companies, to the extent that communities are located in the self-rescue zone of those TSFs, to implement one of the following measures for such structures: either (i) the structure must be deactivated and decommissioned, (ii) the population must be relocated, with reparations for loss of cultural heritage, or (iii) reinforcement works that guarantee the effective stability of the structure must be carried out, by decision of the public authorities, taking into account the previous nature of the dam in relation to the occupation and technical-financial viability of the alternatives. Even if reinforcement works are completed, deactivation and decommissioning of those TSFs will be required at the end of the life of the mine. All of the TSFs operated by AngloGold Ashanti in Brazil have communities located in self-rescue zones. AngloGold Ashanti is planning to transition to dry-stacking operations for tailings storage at each location in Brazil in the near term and currently estimates that the capital expenditures in 2021 required to implement this new technology will be in excess of $70 million. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil”. In addition, AngloGold Ashanti has committed to implement a new Global Industry Standard on Tailings Management, established in August 2020 by a panel comprised of industry and NGO experts, at its 22 TSFs in Africa, Australia and South America within the next five years, the costs of which are not expected to be material to AngloGold Ashanti.

Additionally, public prosecutors have been pursuing an active role in the enforcement of new state and federal laws and regulations by way of legal action against several mining companies to compel compliance with these new rules. The company’s Brazilian subsidiaries are currently involved in such lawsuits in the state of Goiás in respect of the Serra Grande tailings dam and in the state of Minas Gerais in relation to the Cuiabá tailings dam. The outcome of these lawsuits cannot be predicted but, if resolved adversely to the company, may oblige the company to decommission the Serra Grande tailings dam ahead of schedule and could result in the suspension of the company’s operational permit for the Cuiabá tailings dam. As a result, such adverse judgements may result in additional and accelerated operating or capital costs for the company, including costs exceeding the company’s current provisions for decommissioning these sites, which may adversely affect the company’s financial condition and results of operations. See “Item 8A: Legal Proceedings—Brazil”. In addition, it is believed that communities will increasingly seek engagement and information with respect to the adequacy of the safety measures in place to protect them from TSF-related incidents.

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

Feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation, including to estimate tonnages, grades and metallurgical characteristics of the ore, are often unproductive. Such activities often require substantial expenditure on exploration drilling to establish the presence, extent and grade (metal content) of mineralised material. AngloGold Ashanti undertakes feasibility studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. These activities are undertaken to estimate the Ore Reserve.

Once mineralisation is discovered, it may take several years to determine whether an adequate Ore Reserve exists, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including:
•prevailing and anticipated prices of metals and other commodities;
•prevailing and anticipated foreign currency exchange rates;
•the required return on investment as based on the cost and availability of capital;
•applicable regulatory requirements, including those relating to environmental or health and safety matters;
•recovery rates of gold and other metals from the ore; and
•capital expenditure and cash operating costs.

These estimates depend on assumptions made based on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available sampling results. For example, following completion of enhanced prefeasibility studies, AngloGold Ashanti announced the maiden Ore Reserve for the Quebradona project in February 2019. No assurance can be given that Ore Reserve estimates or other estimates are accurate or that the indicated levels of gold, copper or other mineral will be produced. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Ore Reserves resulting in revisions to previous Ore Reserve estimates. These revisions in Ore Reserves estimates as well as changes in life of mine estimates could also impact depreciation and amortisation rates, asset carrying values and/or estimates for closure, restoration and environmental rehabilitation costs.

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

Due to a declining rate of discovery of new gold Ore Reserve in recent years, AngloGold Ashanti faces intense competition for the acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of an Ore Reserve, development properties or operating mines, either as stand-alone assets or as part of existing companies. AngloGold Ashanti’s decision to acquire these properties has been based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the Ore Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the relevant Ore Reserve.

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

Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact cash flows and overall profitability.

Gold mining operations are subject to risks of events that may adversely impact our ability to produce gold and meet production and cost targets. These events include, but are not limited to:
•accidents or incidents, including due to human error, during exploration, production, drilling, blasting or transportation resulting in injury, loss of life or damage to equipment or infrastructure;
•air, land and water pollution;
•social or community disputes or interventions;
•security incidents, including the activities of artisanal or illegal miners;
•surface or underground fires or explosions;
•labour force disputes and disruptions;
•loss of information integrity or data;
•mechanical failure or breakdowns and ageing infrastructure;
•failure of unproven or evolving technologies;
•unusual or unexpected geological formations, ground conditions, including lack of mineable face length and ore-pass blockages;
•fall-of-ground accidents in underground operations;
•cave-ins, sinkholes, subsidence, rock falls, rock bursts or landslides;
•failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings dam walls;
•safety-related stoppages;
•seismic activity; and
•other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly at greater depth of mining and/or if residual tectonic stresses are present. Seismic events have caused death and injury to employees and contractors as well as safety-related stoppages and may continue to do so in the future. Seismic activity and inadequately supported ground conditions may also cause a loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental pollution and potential legal liabilities.

Any of these events or incidents could, individually or in the aggregate, have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in South Africa, there were four fatalities as a result of two separate safety incidents in March 2020 at the Mponeng mine. Another fatality was recorded in Ghana in June 2020, when an underground loader operator was fatally injured in a heavy mobile equipment-related incident at the Obuasi mine, which also resulted in a stoppage of that section of the underground operations for several days during the course of an on-site investigation. In addition, in July 2020, a security guard was fatally injured at the Obuasi mine when he was struck by a private vehicle that veered off the road. In Brazil, in February 2021, an underground blaster was fatally injured in a fall-of-ground incident at the Serra Grande mine. Any seismic, flood or other similar events or incidents that occur in the future could have a material adverse effect on the company’s results of operations and financial condition.

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

The company’s procurement policy is to source mining, processing equipment and consumables from suppliers that meet its corporate values and ethical standards, but risks remain around the management of ethical supply chains. In certain locations, where a limited number of suppliers meet these standards, additional strain is placed on the supply chain, thereby increasing the cost of supply and delivery times.

Furthermore, supply chains and rates can be impacted by natural disasters, such as earthquakes, extreme weather patterns and climate change, as well as other phenomena that include unrest, strikes, theft and fires. For example, in February 2013, a fire destroyed the heavy mining equipment stock of spares and components at the Geita gold mine in Tanzania. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, the company might have to suspend some of its operations and its results of operations and financial condition could be adversely impacted.

The Siguiri mine in Guinea was impacted as a result of Ebola virus outbreaks since 2014 in Western Africa, with the latest outbreak detected in early 2021, where certain crisis management measures were implemented. See “—AngloGold Ashanti’s Ore Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

Similarly, an outbreak of infectious diseases, a pandemic or other public health threat, such as the outbreak of the SARS-CoV-2 virus responsible for COVID-19 or an outbreak of the Ebola virus, or a fear of any of the foregoing, could adversely impact AngloGold Ashanti’s operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures). For example, in response to the COVID-19 outbreak, during the months of March and December 2020, both the Argentinian and South African governments imposed significant restrictions on the movement of goods, services and persons (including travel), including a nationwide lockdown of businesses and its citizens (quarantine). In Argentina, the national government also imposed a temporary suspension of mining activities in March and December 2020, adversely impacting the company’s operations. In Brazil, the State of Goiás also imposed similar restrictions. Such disruptions and other manufacturing and logistical restraints could result in extended lead times in supply and distribution networks, as well as the exercise of force majeure measures, the impacts of which could eventually result in stoppage of mining operations. They could also result in the need to increase inventories on long lead time items and critical consumables and spares which may lead to an increase in working capital. In addition, restrictions in travel, including air travel, and border access may impact the company’s ability to source and transport goods and services required to operate mines, transport gold doré to refineries and ship refined gold from refineries as well as increase the cost. AngloGold Ashanti cannot guarantee that its crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by a future Ebola, COVID-19 or other epidemic or pandemic outbreak or that there would be no related consequences, such as severe food shortages and social impact. Export restrictions related to any epidemic or pandemic (including as a result of government regulation and prevention measures) could similarly adversely impact the company’s financial condition and results of operations.

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

The mining industry is competitive in all of its phases. AngloGold Ashanti competes with other mining companies and individuals for the acquisition of mining and exploration assets, for mining claims and leases on exploration properties, as well as for specialised equipment, components and supplies necessary for exploration, development and mining of the relevant mining or exploration asset. These competitors may have greater financial resources, operational experience and technical capabilities than AngloGold Ashanti. Competition may increase AngloGold Ashanti’s cost of acquiring suitable claims, properties and assets, which could have a material adverse effect on its financial condition and results of operations.

Further, industry consolidation may lead to increased competition due to lesser availability of mining and exploration assets. A number of transactions have been completed in the gold mining industry in recent years. In this regard, some of AngloGold Ashanti’s competitors have made acquisitions or entered into business combinations, joint ventures, partnerships or other strategic relationships. For example, Barrick Gold Corporation completed its merger with Randgold Resources Limited in January 2019 and Newmont Corporation (formerly Newmont Mining Corporation) completed its business combination with Goldcorp Inc. in April 2019. Similar consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving AngloGold Ashanti’s competitors may benefit from greater economies of scale as well as significantly larger and more diversified asset bases than AngloGold Ashanti. In addition, following such transactions certain of AngloGold Ashanti’s competitors may decide to sell specific mining assets increasing the availability of such assets in the market, which could adversely impact any sale process that AngloGold Ashanti may undertake at the same time, including such sales processes taking longer to complete or not completing at all or not realizing the full value of the assets being disposed of.

Such developments could have a material adverse effect on the company’s business, operating results and financial condition.

AngloGold Ashanti’s mineral deposits, Ore Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

Past experience demonstrates that political, tax and economic laws and policies in countries in which AngloGold Ashanti operates can change rapidly. Examples include the foreign currency regulations that were imposed from 2011 to 2015 and since September 2019 in Argentina and the ban on gold ore exports announced by the Tanzanian government in March 2017. As mining assets are fixed and largely immovable, the adverse impacts of such changes may be unavoidable and immediate.

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

In many of the countries in which AngloGold Ashanti operates, there is an ongoing focus by governments seeking greater economic benefit and increased financial and social benefits from extractive industries and mining in particular. This entails the review of mining codes and stability agreements, which were in many cases designed under particular economic conditions, and the formulation or amendment of laws, policies and regulations relating to issues such as mineral rights and asset ownership, royalties, taxation and taxation disputes, “windfall” or “super” taxation, non-recovery of taxation refunds, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings. The laws, policies and regulations are increasingly uncertain, changing and generally require progressively higher payments to governments, notably in the form of increased royalties and taxes, mandated beneficiation, export levies and increasing or retaining state or national ownership of resources. For example, the royalty rate applicable to gold increased from 2.5 percent to 3.5 percent in 2018 in the DRC and from four percent to six percent in Tanzania in 2017. In particular, changes to the fiscal terms governing AngloGold Ashanti’s operations may have a material adverse impact on the company’s results of operations or financial condition, threaten the viability of existing operations, and discourage future investments in certain jurisdictions. This may therefore have an adverse impact on the company’s ability to access new assets and potentially reduce future growth opportunities.

For example, in July 2017, the government of Tanzania enacted new legislation which purports to make a number of changes to the operating environment for Tanzania’s extractive industries, including its mining sector. These changes include, amongst other things, the right for the government of Tanzania to renegotiate existing mining development agreements at its discretion and the provision to the government of Tanzania of a non-dilutable, free-carried interest of no less than 16 percent in all mining projects. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Tanzania”. Any future amendments to the mining codes of the countries in which AngloGold Ashanti operates or attempts to renegotiate the company’s existing mining conventions in such countries could have further adverse effects on the company’s financial condition and results of operations.

Another example were the amendments to the fiscal mining regime in Ghana introduced in 2012 by the government of Ghana which, amongst other things, increased the corporate taxation and royalty rates. In this regard, AngloGold Ashanti (Ghana) Limited negotiated in relation to the Obuasi mine a new development agreement (Obuasi DA) and tax concession agreement (Obuasi TCA) with the government of Ghana. As a result of the parliamentary ratification of the Obuasi DA and Obuasi TCA in June 2018, the 2004 Ghana Stability Agreement ceased to apply to the Obuasi mine but continued to apply to the Iduapriem mine until it expired in April 2019. Relevant engagements are currently ongoing between AngloGold Ashanti (Iduapriem) Limited with the government of Ghana to obtain a new agreement for the Iduapriem mine. See “Item 4B: Business Overview—The

Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Ghana”. Any future amendments to the Ghanaian mining regime, negotiation of new agreements, or attempts or failures to renegotiate existing agreements on the same favourable conditions or at all may have a material adverse effect on the company’s results of operations or financial condition.
In addition, some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing social and political instability as well as economic uncertainty. For example, recent political instability and related events in Mali led to the president formally resigning in August 2020 after being detained by a group of soldiers. The political instability in Mali may negatively affect the company’s ability to consummate the disposal of its interests in the Yatela joint venture, including the terms, fulfilment of conditions precedent or timing thereof. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Mali”. In these countries, there is a risk that political influence may delay or hinder strategic imperatives for cost rationalisation especially in the areas of procurement and labour reductions. In addition, allegations of corruption in Brazil, the DRC and Guinea against top political and industry leaders have increased political instability and distrust. Efforts at political and economic reforms in Brazil and such other countries may lead to increased instability. Furthermore, elections in the countries in which AngloGold Ashanti operates may be accompanied by social, political and economic uncertainty and instability. The high levels of unemployment, poverty and inequality remain in each of these countries, further increasing the risk of social instability that will continue to negatively impact their economies, business and the mining industry.

Mining is a long-term activity and assets may be located in jurisdictions with elevated risk. Political instability and the resulting unstable business environment in such countries in which companies operate may discourage future investment in those jurisdictions, and may have an adverse impact on the company’s ability to access new assets, potentially reducing growth opportunities.

AngloGold Ashanti is subject to an uncertain tax environment. Increased taxes are expected in most countries of operation. Changes in tax laws could result in higher tax expense and payments and could materially impact AngloGold Ashanti’s tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit AngloGold Ashanti’s ability to enforce its rights. As a global company, AngloGold Ashanti conducts its business in countries subject to complex tax rules, which may be interpreted in different ways. Further interpretations or developments of tax regimes may affect the company’s tax liability, return on investments and business operations. AngloGold Ashanti is regularly examined by tax authorities in its various jurisdictions of operation. in Tanzania, the Tanzania Revenue Authority (TRA) has been raising audit findings during the past decade on various tax matters in relation to fiscal years 2009 to 2018. A total amount of $254 million is in dispute as of 31 December 2020 (2019: $164 million), including additional tax assessments of $94 million received in 2020. AngloGold Ashanti has challenged those audit findings through the applicable administrative and judicial processes. These matters are at different stages of appeal, including before the two administrative bodies, the Tax Revenue Appeals Board and the Tax Revenue Appeals Tribunal, and the Court of Appeal of Tanzania. In March 2020, the Tax Revenue Appeals Board found in favour of the TRA in a tax dispute relating to AngloGold Ashanti’s tax assessment for fiscal year 2012. AngloGold Ashanti appealed this decision to the Tax Revenue Appeals Board. AngloGold Ashanti’s inability to resolve these and other tax disputes favourably or to enforce its rights, may have a material adverse impact on the company’s financial performance, cash flow and results of operations.

For example in Guinea, DRC and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. For example, in Tanzania, AngloGold Ashanti calculates that overdue recoverable input tax, fuel duties and appeal deposits of $229 million (including $139 million of value added tax (VAT) input credit refunds) are owed to AngloGold Ashanti as of 31 December 2020 and held by the Tanzanian government and it is not certain if and when AngloGold Ashanti will be refunded these amounts. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Tanzania”. For example, in the DRC, the company calculates that AngloGold Ashanti’s attributable share of the recoverable VAT balance owed to AngloGold Ashanti by the DRC government amounts to $66 million as of 31 December 2020. Whilst an agreement was reached with the DRC government on the reimbursement of the refundable VAT in the last quarter of 2018, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of AngloGold Ashanti’s VAT receivables in the DRC. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Democratic Republic of the Congo (DRC)”. Similarly, as a general matter, it is not certain when or whether AngloGold Ashanti will be refunded all tax-related amounts due from any other government.

The countries in which the company operates may also introduce export restrictions, exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries as well as adversely affect their results of operations and financial condition. For example, in March 2017, the Tanzanian government announced an immediate ban on gold, silver, copper and nickel ore exports, in an attempt to ensure that mineral value-addition activities would be carried out in-country. Further, in 2018, for example, the DRC government imposed new exchange control rules, as part of its reform of the DRC’s mining code, which resulted in AngloGold Ashanti’s inability to repatriate dividends from the company’s DRC operations. The company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424 million as of 31 December 2020. AngloGold Ashanti’s joint venture partner, Barrick Gold Corporation, which operates the Kibali gold mine, continues to engage with the DRC government regarding the new mining code and the cash repatriation. In this respect, the AngloGold Ashanti’s temporary or permanent inability to repatriate cash from the countries in which AngloGold Ashanti operates could have a material adverse effect on the company’s results of operations and financial condition. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Democratic Republic of the Congo (DRC)”.

Additionally, from 2011 to 2015, the Argentinian government introduced stricter exchange controls and related protracted approval processes which limited the company’s ability to repatriate dividends from its Argentinian subsidiaries. In September 2018, export duties were re-imposed by the Argentinian government, which are currently set at eight percent for certain goods, including doré bars and gold alloys. AngloGold Ashanti’s export duty receivables in Argentina amounted to $23 million as of 31 December 2020. These re-imposed export duties, if not compensated with other tax reductions, affect the tax stability guarantee granted to Cerro Vanguardia S.A. (CVSA) and could have a material adverse impact on the company’s results of operations and financial condition. Furthermore, in September 2019, the Argentinian government re-established foreign exchange and export controls. Outstanding cash balances awaiting repatriation from Argentina amounted to $65 million as of 31 December 2020. In addition, increased socio-political tensions and hyper-inflation over the past few years have greatly increased the country risk which in turn has lowered the potential future earnings of AngloGold Ashanti’s investment in CVSA. Political uncertainty following the 2019 presidential election further exacerbates the risk. The economic contraction for 2020 ended at 10.5 percent and a further recession is expected in 2021. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina”.

If, in one or more of the countries in which it operates, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within timeframes that make such plans and operations economically viable, or if the applicable legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws or regimes change materially, or if the governing political authorities change resulting in amendments to such laws and regimes, this could have a material adverse effect on AngloGold Ashanti’s operating results, financial condition, and, in extreme situations, on the viability of an operation. See “—AngloGold Ashanti’s rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” and “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti.

The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss and occupational lung diseases (OLD), which include pulmonary diseases such as tuberculosis from various causes and silicosis in individuals exposed to silica dust, and which require active dust management strategies in underground operations. In South Africa, a significant number of silicosis cases by former employees alleging past exposures are still reported each year to the board for statutory compensation. If the costs associated with providing occupational health services, implementing dust control measures or supplying protective equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company’s reputation.

In South Africa, AngloGold Ashanti has been subject to numerous claims, including class action litigation with respect to alleged OLD with two certified industry-wide classes, i.e., a Silicosis Class and a Tuberculosis Class. The settlement agreement in relation to this silicosis and tuberculosis class action came into effect on 10 December 2019, following the approval of the settlement by the High Court in Johannesburg in July 2019. As a result, a trust (Tshiamiso Trust) was established for a minimum of 13 years responsible for making payments to eligible beneficiaries. The amount of monetary compensation will vary depending on the nature and seriousness of the disease. As of 31 December 2020, AngloGold Ashanti has recorded a provision of $61 million (2019: $65 million and 2018: $63 million) to cover the estimated settlement costs and related expenditure of the silicosis litigation. Although significant judgement was applied in estimating the costs incurred to settle the silicosis and tuberculosis class action claim, the final costs and related expenditure may differ from current cost estimates. In addition, even though management believes the assumptions are appropriate, changes in the assumptions may materially affect the provision and final costs of settlement. For example, the final settlement costs and related expenditure may be higher than the recorded provision depending on various factors, such as, amongst other things, potential changes in the settlement terms, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates. There can be no assurance that ultimately this matter will not result in losses in excess of the recorded provision, which may have a material adverse effect on AngloGold Ashanti’s financial position. The recent sale of the company’s South African operating assets and liabilities to Harmony did not include the silicosis obligation relating to South African employees, which was retained by AngloGold Ashanti. For further information, see “Item 18: Financial Statements—Note 1—Accounting Policies—Provision for silicosis”.

AngloGold Ashanti also faces certain risks in dealing with HIV/AIDS and with tropical disease outbreaks such as malaria, and other diseases which may have an adverse effect on the company’s results of operations and financial condition. Malaria and other tropical diseases pose significant health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women in these areas but also gives rise to fatalities and absenteeism in adult men. Other conditions such as heart disease, chronic diseases and obesity are also of increasing incidence and concern. Such diseases impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. Any current or future medical programme may not be successful in preventing or reducing the infection rate amongst AngloGold Ashanti’s employees or in affecting consequent illness or mortality rates. AngloGold Ashanti may incur significant costs in addressing these issues in the future, which could also adversely impact the company’s results of operations and financial condition.

The company may face additional health care challenges as a result of other public health crises, pandemics or epidemics. For example, there is a risk that the outbreak of the SARS-CoV-2 virus responsible for COVID-19 may significantly impair the health or mobility of the company’s labour force and, as a result, the company’s ability to maintain its production levels or operations. Excessive absenteeism in, or travel restrictions impacting the, company’s workforce as the result of COVID-19 may lead to a full or partial shutdown of the company’s mines in the affected areas and, as a result, a halt or slowdown in related mining operations. The extent to which the COVID-19 pandemic will impact AngloGold Ashanti’s results will depend on the scale and duration of future developments in each of the regions where the company operates, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of the outbreak and new variants. A curtailment or suspension at the company’s mining operations in certain or all regions due to shutdowns, either those requested or mandated by governmental authorities or otherwise elected by the company, including for safety or staffing reasons, may have a material adverse impact on the AngloGold Ashanti’s results of operations and financial condition. See “—Mining operations and projects are vulnerable to supply chain disruption such that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant".

In South Africa, AngloGold Ashanti retained the legal and financial obligations in respect of a historical post-retirement medical scheme for certain employees and their dependents following the recent sale of the company’s South African operating assets and liabilities to Harmony. The company’s responsibility extends to South African employees who historically qualified for such scheme (which was discontinued about two decades ago) and who were either not transferred to Harmony in connection with the asset sale but remained employed by the company as of the consummation of the sale or who had retired prior to the completion of the transaction. As of 31 December 2020, AngloGold Ashanti has recorded a provision of $77 million (2019: $93 million and 2018: $93 million) to cover the estimated contribution costs of the post-retirement medical scheme for such current and retired employees. In the event that the required contribution costs ultimately exceed the estimates on which the recorded provision is based, the additional costs incurred by the company may have a material adverse effect on AngloGold Ashanti’s financial position. For further information, see “Item 18: Financial Statements—Note 28—Provision for pension and post-retirement benefits”.

AngloGold Ashanti’s inability to retain its senior management may have an adverse effect on its business.

AngloGold Ashanti’s success depends largely upon the continued service of its senior management, including its chief executive officer, chief financial officer, the executive officers at each of its business divisions and the general managers at its mines. In 2020, the company announced several changes to its senior management, including the departure of its former chief executive officer Mr. Kelvin Dushnisky, effective 1 September 2020. The departure of one or more members of AngloGold Ashanti’s senior management may have an adverse effect on its business, results of operations and financial condition. In addition, the loss of one or more members of the senior management team, coupled with any reduced attractiveness of the gold mining sector, could lead to the departures of other members of the management team. The inability of AngloGold Ashanti to retain its senior management could disrupt the company’s operations, and have a material adverse impact on its business, results of operations and financial condition.

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

For example, despite the scale of mining activities in many African countries, recruitment of skilled personnel has been challenging as the local development of critical skills struggles to match an increasing demand. Recruitment remains difficult due to university offerings and other training institution offerings often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills. Furthermore, local workers with critical skills, such as jumbo operators and tele-remote bogger operators from Ghana and Tanzania are increasingly being targeted for expatriate opportunities across the continent. In addition, it has become increasingly difficult to secure work permits for AngloGold Ashanti’s expatriate workforce in Tanzania as a result of the Tanzanian government’s efforts to promote the employment of Tanzanian citizens. Difficulties in obtaining such non-citizen work permits due to increased pressure for localisation of labour, if continuing, may have an adverse impact on the company’s operations in Tanzania, Ghana and Guinea. Other jurisdictions, such as Ghana, have also adopted local content and local participation policies.

Other regions experience similar challenges. For example, while there is a high concentration of specialised and skilled mining workers in Australia and Brazil, there is significant competition for such personnel in those markets. Additionally, the company may incur significant costs to build talent, capacity and expertise across its global operations. Despite AngloGold Ashanti’s investments, the company may not be able to retain and attract sufficient skilled and experienced employees in all areas of the business. Should it fail to do so or lose any of its key personnel with critical skills, business and growth prospects may be harmed and this could have an adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Increased labour costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Labour costs represent a substantial proportion of the company’s total operating costs and at many operations in the Americas, constitute approximately 30 to 40 percent of the operations’ operating costs. Absent any simultaneous increase in productivity, any change to the company’s wage agreements or other factors that could increase labour costs may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s results may be further impaired if the company incurs penalties for failing to meet standards set by labour laws regarding workers’ rights or incurs costs to comply with new labour laws, rules and regulations. For example, Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In Australia, the federal government put in place an industrial relations system that includes “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution. Penalties and compliance costs, as well as increased costs due to laws and regulations less favourable to employers, could have a material adverse effect on the company’s results of operations and financial condition.

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

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, may also have an adverse impact on the company’s results of operations and financial condition. In addition, restrictions on travel imposed by governments as a result of the outbreak of infectious diseases, a pandemic or other public health threat, such as the outbreak of the SARS-CoV-2 virus responsible for COVID-19, may prevent mining contractors from reaching AngloGold Ashanti’s mining sites which could have an adverse effect on the operations of the affected mines.

Contractor disputes can also arise after the termination of the contractual relationship or the sale of the applicable mine. For example, the company is currently involved in arbitration proceedings with contractors in Ghana with regard to its Obuasi mine. See “Item 8A: Legal Proceedings—Ghana”.

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

Risks Related to Our Operations and Business

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

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, Guinea, Ghana, Tanzania, Colombia and Brazil, have in the past experienced, and in certain cases continue to experience, a difficult security environment. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of organised crime, military repression, terrorism, civil unrest and disturbances, sabotage, extortion and kidnapping, which could have an adverse effect on its operations in these and other regions.

Attacks on mining companies (for example, attacks targeting gold rooms where smelted gold bars are stored before being transported to other facilities) have also been occurring over the last couple of years, especially in Brazil, and the risk of future attacks remains a threat and could adversely affect the company’s activities.

Intrusions onto the company’s tenement and operational areas, including artisanal and illegal mining-related activities in particular, continue to be a challenge. The most significant security challenges remain in Tanzania, Guinea and Ghana, in areas where there is endemic poverty, high levels of unemployment and an increased level of organisation and funding of criminal activity. See “—Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability”. If the security environment surrounding the company’s operations that are most exposed to these challenges deteriorates, employee, third party and community member injuries and fatalities could also increase. Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition. In some instances, risk assessments categorise threats as serious enough to require resorting to public security forces, such as national police or military units on a near-permanent basis. In the event that continued invasions in any of the company’s countries of operations compromise the company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Furthermore, the company continues to experience strained relationships with certain of its host communities. AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. AngloGold Ashanti has also been publicly accused of inadequate resettlement practices at its Siguiri operation in Guinea by local and international NGOs, which poses reputational risk.

In addition, infectious diseases are also a threat to the stability of some of the countries in which the company operates, where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively, in particular prolonged or sustained outbreaks. For example, during August 2014, cases of the Ebola virus were reported in Siguiri, which is located near AngloGold Ashanti’s Siguiri mine in Guinea. The company implemented certain restrictions on travel to and from the Siguiri mine as a precaution. As the Ebola virus caused significant disruptions in the company’s exploration activities, particularly relating to field mapping and geophysics, AngloGold Ashanti also suspended its brownfields work programme and greenfields field work in the middle of 2014. A new Ebola outbreak was detected in early 2021 in Guinea, which is being monitored continuously. The DRC also experienced an outbreak of the Ebola virus in 2018.

Similarly, the company operates mines in regions that have had confirmed cases of COVID-19 and resulting deaths. In some countries, national or state governments declared a state of emergency empowering such governments to take actions or impose restrictions to contain the virus that otherwise would not be permitted under the applicable legal and regulatory framework. Governments also imposed certain restrictions on travel or business activities as protective measures, including nationwide lockdowns (quarantine), which have disrupted, and may in the future if reimposed disrupt, the company’s activities and operations and even lead to a full or partial shutdown of the company’s mining operations in those countries. For example, in March 2020, following the Argentinian government’s decision to impose a nationwide lockdown (quarantine), including travel restrictions, border closings and shutdown of most industries, Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities. CVSA restarted milling operations in April 2020. However, in August 2020, a rotation of workers was affected by travel restrictions between the provinces in Argentina and, in November 2020, operations were voluntarily suspended to mitigate the risk of the spread of the COVID-19 virus. Although operations were expected to resume in December 2020, the Argentinian government imposed another partial shutdown of operations which had a negative impact on production at CVSA. Operations resumed in January 2021; however, AngloGold Ashanti’s operations at CVSA continue to be affected by restrictions on the movement of employees between certain localities within the province of Santa Cruz, due to recent incidents of community transmission. In March 2020, in Brazil, the State of Goiás extended a set of restrictions on the operation of non-essential business, which ran through the beginning of April 2020, to include mining, resulting in the temporary suspension of mining activities at AngloGold Ashanti’s Serra Grande operations until that time. In these countries, the suspension of mining activities continued for the period during which the respective restrictions were in force. Any such emergency governmental action may have a material adverse effect on the AngloGold Ashanti’s operating and financial results, which may result in a negative impact on the company’s cashflows, funding requirements and overall liquidity.

The extent to which the COVID-19 pandemic will impact the company’s results will depend on the scale, duration and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of the outbreak and new variants. There have been instances in which governmental restrictions have been re-imposed where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been developed and administered. In addition to governmental measures, the company may also consider additional safety measures which may further the negative impacts on its operations or its exploration projects in countries that may be affected by infectious diseases, such as Ebola or COVID-19.

Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s employees in Ghana, Guinea, Tanzania, Brazil and Argentina are highly unionised and unions are active at some of the company’s other operations. Trade unions working with communities and NGOs, therefore, have a significant impact on the general labour relations environment, including labour relations at an operational level and operational stability at times. Unions are characterised by their robust and positional engagement with the company, both in the context of existing collective bargaining structures to improve and advance conditions of employment, and in the context of changing economic conditions, downsizing and downscaling of operations. These factors expose the company’s operations to potential strike action and work stoppages. Any future labour unrest and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Unions are also increasingly affiliated to global union federations and championing broader political, economic and social issues such as carbon emissions, environmental issues, health and safety, human rights, job losses, unemployment and restructuring, gender and inclusion issues, and migrant labour, as rallying points. Rolling mass action, picketing, protests and community involvement may create safety, security and related risks to the company and its assets. Future disruptions, strikes, and protest actions cannot be excluded and may have a material adverse effect on the company’s results of operations and financial condition, especially if these actions have a long duration. Furthermore, IndustriaALL, representing more than 50 million workers globally, is expected to continue its attempts to enter into a global framework agreement with the company. A global framework agreement will expose the company to the risk of standardisation and equalisations of labour terms and conditions across the group, irrespective of the peculiar conditions applicable in the various jurisdictions in which the group operates. Any labour unrest and disruptions caused by such international trade unions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.

Artisanal and illegal miners are active on, or adjacent to, at least 11 of AngloGold Ashanti’s properties, which at times may lead to interference with the company’s operations and results in conflict that presents a security threat to property and human life. The company’s operations and projects affected by artisanal and/or illegal small-scale mining are mainly situated in Tanzania, Ghana, Guinea, Brazil and Colombia. Artisanal and illegal small-scale mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti’s properties, including pollution, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomical. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. In addition, illegal mining could lead to an increase in the level of organisation and funding of criminal activity around some of the company’s operations. The most significant security challenges have occurred in Tanzania, Guinea and Ghana in areas where there is endemic poverty and high levels of unemployment.

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

Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see “—Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge” and “—AngloGold Ashanti’s mineral deposits, Ore Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

Project implementation delays could result in licences not being renewed and the loss of mining rights. Some of AngloGold Ashanti’s mining concessions, authorisations, licences and permits are subject to expiry, limitations on renewal and various other risks and uncertainties.

In addition, any dispute with governments or other stakeholders, including labour unions, involving one of AngloGold Ashanti’s operations, as a result of rationalisation efforts or otherwise, could negatively affect AngloGold Ashanti’s relationship with such government or stakeholders in respect of other operations within the same country, which could result in adverse consequences, including unfavourable regulatory action, claims and labour disputes. Such adverse consequences could be exacerbated due to the holding company structure of AngloGold Ashanti’s subsidiaries in some of the countries in which it operates.

In Colombia, a government agency grants exclusive concession contracts for exploration and exploitation which contain specified timelines for the completion of the various phases of a mining project. The company must comply with these timelines unless performance is suspended, for example, due to force majeure or extensions or modifications to the timelines. If AngloGold Ashanti does not comply with the specified timelines for the completion of the various phases of a mining project, it may be found in breach of its concession contract or mining license and such breach could constitute grounds for the mining authority to terminate such concession contract or mining license. Force majeure was declared at the La Colosa project, stopping all activities, pending issuance of permits required to continue the next phase of operations. The force majeure has been extended multiple times and will now expire in June 2021, after which such declaration will once more need to be extended in case the relevant permits have not been granted. However, there can be no guarantee that such declaration, if required to be extended, will be extended at that time. See also “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia”.

AngloGold Ashanti’s insurance does not cover most losses caused by the risks described in this section. See “—The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability”.

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

Risks Related to Our Corporate and Financing Structure and Strategy

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

As a result, new sources of capital may be needed to help meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to further raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the company’s operational performance and operating cash flow and debt position, amongst other factors. The company’s ability to raise further debt, equity or quasi-equity financing in the future and the cost of such financing will depend on, amongst other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects, risks relating to the countries in which it operates or other factors. As a result, in the event of depressed gold prices, unanticipated operating or financial challenges, any dislocation in financial markets (including due to the impact of public health crises, epidemics or pandemics) or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities on reasonable terms, invest in existing and new projects, fund its ongoing business activities, exit projects and retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the company’s results of operations and financial condition.

Sales of large quantities of AngloGold Ashanti’s ordinary shares and ADSs, and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors. According to information available to the company, AngloGold Ashanti’s five largest shareholders beneficially owned 25.85 percent and the top 10 largest beneficially owned 36.24 percent of AngloGold Ashanti’s ordinary shares as at 31 December 2020. The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of the company’s ordinary shares or ADSs may decide to sell them at any time.

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

AngloGold Ashanti’s joint venture at Kibali in the DRC is managed by the company’s joint venture partner Barrick Gold Corporation (Barrick) following the completion of the merger between Randgold Resources Limited and Barrick in January 2019. In addition, certain of AngloGold Ashanti’s exploration ventures are managed by the relevant joint venture partner. For example, in January 2020, the company’s joint venture partner B2Gold Corp. assumed the role of manager of the Gramalote project in Colombia, in which AngloGold Ashanti now holds a 50 percent interest.

The company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies to its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company’s investment in the relevant project could be adversely affected. In addition, negative publicity associated with operations that are ineffective or inefficiently operated, particularly relating to any resulting accidents or environmental incidents, could harm the company’s reputation and therefore its prospects and potentially its financial condition. Furthermore, any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition. In particular, the company and Barrick retain equal representation, with neither party holding a deciding vote, on the board of the company that has overall management control of the Kibali project in the DRC and all major management decisions for this project, including approval of the budget, require board approval. If a dispute arises between the company and Barrick with respect to the Kibali project and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and the company may have to participate in proceedings to resolve the dispute, which could adversely affect the company’s results of operations and financial condition.

AngloGold Ashanti’s joint venture partners may have economic or business interests or goals that are not consistent with the company’s or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture or other agreements. For example, a joint venture partner could decide to sell its shares in the joint venture in breach of any pre-emptive rights which the company may have under the relevant joint venture agreement. Disputes between AngloGold Ashanti and its joint venture partners may lead to legal action, including litigation between the company and its joint venture partners. Such disputes could adversely affect the operation of the joint venture, may prevent the realisation of the joint ventures’ goals and could adversely affect AngloGold Ashanti’s investment in the joint venture or harm the company’s reputation. There is no assurance that the company’s joint venture partners will continue their relationship with the company in the future or that the company will be able to achieve its financial or strategic objectives relating to the joint ventures.

Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.

An actual, anticipated or unexpected negative development of AngloGold Ashanti’s results of operations or cash flows, country risk, financial metrics, or an increase in net debt position could result in a deterioration of the company’s credit ratings. AngloGold Ashanti’s ratings are influenced inter alia, by the location of its domicile and its operations. S&P Global, Moody’s and Fitch have assigned sub-investment grade credit ratings to the Republic of South Africa and the South African sovereign ratings may have an adverse impact on the company’s credit ratings. Furthermore, AngloGold Ashanti operates in a number of jurisdictions which have a deteriorating credit quality. Any downgrade of AngloGold Ashanti, or its operational jurisdictional rating, by any rating agency could increase the company’s cost of capital, reduce its investor base and have a material adverse effect on AngloGold Ashanti’s business, results of operations and financial condition.

The level of AngloGold Ashanti’s indebtedness could adversely impact its business.

As at 31 December 2020, AngloGold Ashanti had gross borrowings of $1.931 billion (2019: $2.033 billion and 2018: $1.989 billion), excluding all leases.

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

The company’s ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance. The outbreak of the SARS-CoV-2 virus responsible for COVID-19, which reached pandemic proportions, led to disruption and volatility in financial and capital markets. Any prolonged dislocations in financial and capital markets could impact the company’s ability to refinance its debt on commercially reasonable terms, if at all, and could as a result have a material adverse effect on the company’s funding requirements and overall liquidity.

Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the company to new geographic, political, legal, social, operating, financial and geological risks.

AngloGold Ashanti may pursue the acquisition of assets, properties or companies, which may include producing, development as well as advanced stage exploration assets or properties. Any such acquisition may change the scale of the company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, fiscal, legal, regulatory and contractual risks. For example, there may be a significant change in the legal, regulatory and fiscal framework applicable to the company after it has completed a relevant transaction; commodity prices may also significantly change after the company has committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may prove below expectations; AngloGold Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquisition may divert management’s attention from AngloGold Ashanti’s day-to-day business. Furthermore, the company operates and acquires businesses in different countries, with different regulatory, business and operating cultures, which may exacerbate the risks described in this section. In addition, the acquired business may have undetected liabilities which may be significant.

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

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to AngloGold Ashanti’s credit facilities.

LIBOR, the London interbank offered rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. Some of the company’s revolving credit facilities bear interest rates in relation to LIBOR and our future indebtedness may bear interest at floating rates of interest. In July 2017, the UK Financial Conduct Authority (FCA), which regulates LIBOR, announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on AngloGold Ashanti’s current or future indebtedness may increase and the company may need to renegotiate its revolving credit facilities to replace LIBOR with a new standard, both of which may have an adverse effect on the company’s liquidity, results of operations or financial condition. In addition, the issues that may lead to the discontinuation or unavailability of LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Further, there can be no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates or borrowing costs to borrowers, any of which could have a material adverse effect on AngloGold Ashanti’s liquidity, results of operations or financial condition.

Market Risks

Commodity market price fluctuations could adversely affect the profitability of operations.

AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, silver and sulphuric acid. The market prices for these commodities fluctuate significantly. These fluctuations are caused by numerous factors beyond the company’s control. For example, the market price of gold may change for a variety of reasons, including:
•speculative positions taken by investors or traders in gold;
•monetary policies announced or implemented by central banks, including the U.S. Federal Reserve, such as changes in interest rates;
•changes in the demand for gold as an investment;
•changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
•changes in the supply of gold from production, divestment, scrap and hedging;
•financial market expectations regarding the rate of inflation;
•the strength of the U.S. dollar (the currency in which gold trades internationally) relative to other currencies;

•actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund (IMF);
•gold hedging and de-hedging by gold producers;
•global or regional political or economic events; and
•the cost of gold production in major gold-producing countries.

The market price of gold has been and continues to be significantly volatile. During 2020, the market spot gold price traded from a low of $1,469.80 per ounce to a high of $2,063.19 per ounce. Between 1 January 2021 and 19 March 2021, the market spot gold price traded between a low of $1,681.24 per ounce and a high of $1,949.35 per ounce. On 19 March 2021, the afternoon price for gold on the London Bullion Market was $1,744.74 per ounce. In addition to protracted declines, the price of gold is also often subject to sharp, short-term changes. For example, the market spot gold price decreased from a high of $1,673.85 per ounce on 6 March 2020 to a low of $1,469.80 per ounce on 19 March 2020 in the midst of a wider market dislocation related to the COVID-19 pandemic and despite the alleged investor perception of gold as a relatively safe haven in periods of market volatility.

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

Events that affect the supply and demand of gold may have an impact on the price of gold. Demand for gold is also significantly impacted by trends in China and India, which account for the highest gold consumption worldwide. Government policies in these countries or other large gold-importing countries could adversely affect demand for, and consequently prices of, gold and, as a result, may adversely affect AngloGold Ashanti’s financial condition and results of operations. Furthermore, despite its generally favourable impact on the market price of gold, the COVID-19 pandemic has been a driving factor behind weakness in consumer demand for gold throughout 2020, culminating in a 14 percent decline in annual demand to 3,759.6 tonnes, the first time demand remained below 4,000.0 tonnes per year since 2009.

Furthermore, the shift in demand from physical gold to gold-related investments and speculative instruments may exacerbate the volatility of the gold price. Slower consumption of physical gold, resulting from a move toward gold-tracking investments or otherwise, may have an adverse impact on global demand for, and prices of, gold.

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-term strategic decisions. Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment. Mines with marginal headroom may be subject to decreases in value that are not temporary, which may result in impairment losses. See “—Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant”. The market value of gold inventory may be reduced, and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in Ore Reserve estimates or life of mine plans from those prices used previously to determine Ore Reserves or life of mine plans could also result in material impairments of the company’s investment in mining properties or a reduction in its Ore Reserve estimates and corresponding restatements of its Ore Reserve and increased amortisation, reclamation and closure charges. Whilst, from time to time, AngloGold Ashanti may enter into gold price hedges on an ad hoc basis on a portion of its production, the company does not systematically do so. In addition, even when AngloGold Ashanti enters into gold price hedges, there is no certainty that such hedges will adequately protect the company against gold price volatility.

The price of silver has also experienced significant fluctuations in past years. During 2020, the price varied between a low of $11.98 per ounce and a high of $29.15 per ounce. On 19 March 2021, the price of silver was $26.25 per ounce.

Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off-take, and silver coin minting.

If revenue from sales of gold, silver or sulphuric acid falls below their respective cost of production for an extended period, AngloGold Ashanti may experience losses and curtail or suspend some or all of its exploration projects and existing operations or sell underperforming assets. Declining commodities prices, including gold, copper and silver, may also force a reassessment of the feasibility of a particular project or projects, which could cause substantial delays or interrupt operations until the reassessment can be completed.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Gold is principally a U.S. dollar-priced commodity and most of the company’s revenues are realised in, or linked to, U.S. dollars, whilst cost of sales are largely incurred in the local currency where the relevant operation is located. Given the company’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the Brazilian real, Argentinian peso, Australian dollar, Ghanaian cedi and the South African rand. The weakness of the U.S. dollar against local currencies results in higher cost of sales and other costs in U.S. dollar terms. Conversely, the strengthening of the U.S. dollar lowers local cost of sales and other costs in U.S. dollar terms.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, based on average exchange rates received in 2020, the company estimates that a one percent strengthening of all of the Brazilian real, Argentinian peso, Australian dollar, Ghanaian cedi and the South African rand against the U.S. dollar, other factors remaining equal, would have resulted in an increase in cost of sales and total cash costs per ounce of approximately $12 million and $4 per ounce, respectively. As a result of the sale of the company’s remaining South African operations, AngloGold Ashanti’s exposure to fluctuations in the strength of the South African rand has been reduced.

The profitability of mining companies’ operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tyres, steel and mining equipment used or consumed in mining operations form a significant part of the operating costs and capital expenditure of any mining company.

AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel. Whilst, from time to time, AngloGold Ashanti may implement financial derivatives intended to reduce exposure to changes in the oil price, such input cost protection strategies may not always be successful, and any of the company’s diesel consumption not covered by these derivatives will continue to be subject to market fluctuations.

The price of oil has fluctuated between $5.6 and $71.44 per barrel of Brent Crude in 2020. As of 19 March 2021, the price of oil was at $63.23 per barrel of Brent Crude.

AngloGold Ashanti estimates that for each U.S. dollar per barrel rise or fall in the oil price, other factors remaining equal, cost of sales and total cash costs per ounce of all its operations change by approximately $2 million and $0.70 per ounce, respectively. The cost of sales and total cash costs per ounce of certain of the company’s mines, particularly Siguiri, Geita, Tropicana and Iduapriem are most sensitive to changes in the price of oil. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction of new levies.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. On 19 March 2021, the price of flat hot rolled coil (North American Domestic FOB) was $1,255 per tonne.

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

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. Despite signs of economic recovery in certain geographic markets, global economic conditions remain fragile with significant uncertainty regarding recovery prospects, levels of recovery and long-term economic growth effects. Concerns remain regarding the sustainability and future of both the European Monetary Union and its common currency, the Euro, and the European Union (EU), in their current form, particularly following the withdrawal of the United Kingdom from the EU on 31 January 2020, and the evolution of the economic and security relationship, including trade arrangements, between the EU and the United Kingdom.

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

Global economic turmoil, or the expectation that economic turmoil could worsen, could have follow-on effects on AngloGold Ashanti’s business that include inflationary cost pressures, interest rate fluctuations and commodity market fluctuations. The COVID-19 pandemic resulted in disruption and volatility in global financial markets and capital markets and a significant decrease in global economic activity, which may have an adverse effect on worldwide demand for gold and may also materially adversely affect the profitability of the company’s operations or financial condition. Further deteriorations in economic conditions, as a result of the COVID-19 pandemic or otherwise, could lead to a further or prolonged decline in demand for gold and negatively impact our business. See also “—The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti”.

Other factors that could negatively affect AngloGold Ashanti’s financial results and results of operations include, for example:
•the insolvency of key suppliers or contractors, which could result in contractual breaches and a supply chain breakdown;
•the insolvency of one or more joint venture partners, which could result in contractual breaches and disruptions at the operations of the company’s joint ventures;
•changes in other income and expense, which could vary materially from expectations, depending on gains or losses realised on the sale or exchange of financial instruments and impairment charges that may be incurred with respect to investments;
•a reduction in the availability of credit, which may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly;
•exposure to the liquidity and insolvency risks of the company’s lenders and customers; and
•impairment of operations.

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

Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, actual and proposed pricing or taxation of carbon emissions as well as unrest and potential conflict in the Middle East, amongst other factors, could result in increased demand or constrained supply and sharply escalating oil and energy prices.

Electricity is currently used for most of AngloGold Ashanti’s business and safety-critical operations, including cooling, hoisting and dewatering. Loss of power can therefore impact production and employee safety, and prolonged outages could lead to flooding of workings and ore sterilisation. AngloGold Ashanti’s mining operations are substantially dependent upon a mix of electrical power generated by local power utilities and by own power generation plants situated at some of its operations. The unreliability of local power utilities in some of the developing countries in which AngloGold Ashanti operates could have a material adverse effect on the company’s operations, as large amounts of power are required for ventilation, exploration, development, extraction, processing and other mining activities on the company’s properties. For example, in Tanzania, government policies increased pressure on companies to utilise the national grid, which could adversely impact our mining operations in the country due to potential power quality issues.

Certain of AngloGold Ashanti’s mining operations depend on supplies of fuel delivered by road which have been disrupted in the past and may be disrupted again in the future. Any such disruptions could negatively impact operating costs and cashflows from these operations.

Concerns about the integrity or reliability of the LBMA Gold Price Benchmark could adversely affect investor interest in gold and confidence in the gold market.

Historically, the gold market relied on prices and trades made relative to a benchmark known as the London Gold Fix (Fix), set by a group of five fixing banks that matched buyers and sell orders. Following a series of allegations regarding the possible manipulation of the Fix by fixing banks, U.S., German and UK regulators undertook a review of the fixing process.

In 2015, the Fix was replaced by the LBMA Gold Price Benchmark, which is run and managed by the Intercontinental Exchange (ICE). The ICE is independent of the gold market as it does not conduct any trading of gold.

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

Many of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods. It is possible that significantly higher future inflation in the countries in which the company operates may result in an increase in operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the U.S. dollar or an increase in the U.S. dollar price of gold). This could have a material adverse effect on the company’s results of operations and financial condition. Significantly higher and sustained inflation, with a consequent increase in operational costs, could result in the rationalisation (including closure) of higher-cost mines or projects. Furthermore, when inflation reaches highly inflationary levels in a country in which the company operates, social unrest and union activity may increase, which in turn may have an adverse effect on AngloGold Ashanti’s operational costs and results of operation in that country.

Of particular concern is the increasing inflation rate in Argentina which was recorded at 24.8 percent in 2017 and rose to 47.6 percent in 2018, 53.8 percent in 2019 and 42.0 percent in 2020. Hyper-inflationary reporting will be reflected in the financial statements of the company’s local subsidiaries. However, hyper-inflationary movements are not reflected in the group’s consolidated financial statements as AngloGold Ashanti’s local Argentinian subsidiary is deemed to have a U.S. dollar functional currency.

Other Regulatory and Legal Risks

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

In the event of a dispute, AngloGold Ashanti may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa. An adverse or arbitrary decision of a foreign court could have a material adverse impact on AngloGold Ashanti’s financial performance, cash flow and results of operation.

In Colombia, the company is also involved in class action lawsuits in relation to each of AGAC’s Santa María-Montecristo and La Colosa projects. See “Item 8A: Legal Proceedings—Colombia”. The company’s core mining concession contracts provide that the Colombian mining authority has the discretion to declare the underlying concession void if AGAC repeatedly or continually breaches applicable environmental laws or regulations or engages in acts of corruption or other serious misconduct. In that event, AGAC could be required to abandon the relevant project and, depending on the severity of the violations or misconduct, the Colombian mining authority may cancel AGAC’s other existing mining concession contracts. Pending proposals for new mining concession contracts could also be cancelled and AGAC could be banned from doing business with the Colombian government for a period of five years.

Should the company be unable to resolve disputes favourably or to enforce its rights, this may have a material adverse impact on the company’s financial performance, cash flow and results of operations.

Compliance with “conflict minerals” and “responsible gold” legislation and standards could result in significant costs.

Stringent standards relating to “conflict minerals” and “responsible” gold including, but not limited to, the U.S. Dodd-Frank Act, the EU Regulation 2017/821 on supply chain due diligence obligations for EU importers of gold originating from conflict-affected and high-risk areas, the OECD Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, the World Gold Council Conflict-Free Gold Standard and the London Bullion Market Association Responsible Gold Guidance have been introduced. Any such legislation and standards may result in significant costs to ensure and demonstrate compliance (particularly where standards change rapidly or lack certainty due to court challenges) and may complicate the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to “scrap” or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold. As a result of the uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a “conflict mineral” may be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti’s results of operations and financial condition.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (GHGs) are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity. As a result of commitments made at the UN Climate Change Conference in Durban, South Africa, in December 2011, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (Paris Agreement). The Paris Agreement, which came into force on 4 November 2016, requires developed countries to set targets for GHG emissions reductions. In order to meet national reductions commitments, including a goal of “net zero” carbon or carbon neutrality by 2050 set by numerous jurisdictions, it is likely that additional measures addressing GHG emissions, including stricter GHG emissions limits, will be implemented in various countries in the future.

Such measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions allowances or taxes, including as a result of costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti could also incur significant costs associated with capital equipment to reduce GHG emissions, as well as GHG monitoring and reporting and other obligations to comply with applicable requirements.

Certain countries, including Australia and Brazil, have passed or are considering GHG trading or tax schemes and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined. See also “Item 4B: Business Overview—Environmental, Health and Safety Matters”.

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

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. If AngloGold Ashanti is unable to maintain an effective system of internal control over financial reporting, investors may lose confidence in the reliability of its financial statements and this may have an adverse impact on investors’ abilities to make decisions about their investment in AngloGold Ashanti. See “Item 15: Controls and Procedures”.

Breaches in cybersecurity and violations of data protection laws may adversely impact AngloGold Ashanti’s business.

AngloGold Ashanti maintains global information technology (IT) and communication networks and applications to support its business activities. AngloGold Ashanti outsources several information technologies functions and applications to third-party vendors and these engagements may have an impact on the overall cybersecurity position of the company. The primary company systems managed by third-party vendors include, but are not limited to, cloud infrastructure, data centre management, server/personal computing support, enterprise resource planning business applications, email and digital documents and the Cyber Security Operations Centre.

The company must continuously monitor the solutions implemented to support its global information technology and communication networks and applications to maintain a suitable and well-managed environment. There can be no assurance that these efforts will always be successful.

The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software, attempts to gain unauthorised access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of AngloGold Ashanti’s systems and networks or financial losses from remedial actions. For example, in late 2020, a threat to the company’s computer systems was detected and neutralised within hours in connection with the SolarWinds supply chain compromise which affected over 18,000 companies. The systems affected were limited to network monitoring applications in Brazil which monitored certain technology systems across the local network. In addition, there was a notable increase in phishing campaigns linked to COVID-19 in the second half of the year.

Information technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, which could result in the corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. AngloGold Ashanti’s insurance program includes limited coverage for cyber-related crimes and incidents as part of the global insurance program, and material system breaches and failures could result in significant interruptions that could adversely affect AngloGold Ashanti’s operating results and reputation.

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

For example, the penalties for failure to comply with the South African Protection of Personal Information Act, No. 4 of 2013 (POPIA) are severe and may include an administrative fine of up to R10 million or imprisonment of up to ten years. The European General Data Protection Regulation (GDPR) may lead to administrative fines of up to €20 million or four percent of a company’s total worldwide annual turnover of the preceding financial year, whichever is higher. Also, the GDPR has a scope that extends beyond the borders of the EU and does not only affect EU operations.

U.S. securities laws do not require AngloGold Ashanti to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the company than they might otherwise receive from a comparable U.S. company.

AngloGold Ashanti is subject to the periodic reporting requirements of the SEC and the New York Stock Exchange that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. Accordingly, there may be less publicly available information concerning the company than there is for U.S. public companies. For example, in 2016, AngloGold Ashanti announced that it would no longer voluntarily publish reviewed financial statements and analyses of operating and financial results for the quarters ended 31 March and 30 September of each year. As a result of this transition to half-yearly reporting, investors will receive less information about AngloGold Ashanti than they had in years preceding that change. In addition, AngloGold Ashanti is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the U.S. Securities Exchange Act of 1934, as amended (Exchange Act). As a result, investors will also receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ abilities to make decisions about their investment in AngloGold Ashanti.

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

HISTORY AND SIGNIFICANT DEVELOPMENTS

Below are highlights of key corporate activities from 1998:

1998
•Formation of AngloGold Limited through the consolidation of East Rand Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited into a single, focused, independent gold mining company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorised share capital, effective 30 March 1998.

1998-2004
•Expansion of AngloGold Limited’s operations outside of South Africa.

2004
•Conclusion of the business combination with Ashanti Goldfields Company Limited, at which time the company changed its name to AngloGold Ashanti Limited.

2007
•Sale by Anglo American plc of 69,100,000 ordinary shares of AngloGold Ashanti, thereby reducing Anglo American’s shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent.

2009
•Sale by Anglo American plc of its remaining shareholding in AngloGold Ashanti to Paulson & Co. Inc.

2010
•Elimination of AngloGold Ashanti’s hedge book, thereby gaining full exposure to spot gold prices.

2012
•Acquisition of the remaining 50 percent interest in Serra Grande in Brazil for $215 million.
•Acquisition of 100 percent of First Uranium (Proprietary) Limited for $335 million.

2013
•Commission of two new gold projects - Tropicana and Kibali - in the second half of 2013.

2015
•Sale of the Cripple Creek & Victor gold mine in the USA for $819 million.

2017
•South Africa region restructured - TauTona mine placed on orderly closure. Negotiations of the sales of Moab Khotsong and Kopanang mines.

2018
•Completion of the sales of the Moab Khotsong and Kopanang mines in South Africa for $300 million and $9 million, respectively.

2019
•Announcement of a review of divestment options for assets in South Africa, Mali and Argentina.

2020
•Sale of the remaining South African producing assets and related liabilities to Harmony for $200 million plus deferred consideration based on future production at the Mponeng mine.
•Completion of the sales of the Sadiola and Morila mines in Mali for cash proceeds of $25 million and $1 million, respectively.

CAPITAL EXPENDITURE AND DIVESTITURES

For information concerning the company’s principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to “Item 4B: Business Overview—AngloGold Ashanti Global Operations: 2020”, “Item 5A: Operating Results—Capital expenditure” and “Item 5B: Liquidity and Capital Resources”.

For information concerning the company’s divestitures, including the sale of the remaining South African producing assets and related liabilities announced on 12 February 2020 and completed on 30 September 2020, refer to “Item 5A: Operating Results—Discontinued operations”, “Item 18: Financial Statements—Note 9—Discontinued operations and assets and liabilities held for sale”.

4B.    BUSINESS OVERVIEW

AngloGold Ashanti Limited (AngloGold Ashanti) is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products. We are currently developing two projects in Colombia, including the Quebradona mine that is expected to produce both gold and copper, and continuing exploration activities in the United States. The Company is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third largest gold mining company in the world.

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

OPERATIONS

Our portfolio of ten operations and three projects in eight countries (excluding our South African assets and Sadiola and Morila mines, which were sold during the year) comprises long-life, operating assets with differing ore body types, located in key gold-producing regions around the world.

Our operations and projects are grouped regionally as follows:
•South Africa (West Wits and Surface Operations), sold during 2020;
•Africa region (Democratic Republic of the Congo, Ghana, Guinea, Tanzania and Mali - sold during 2020);
•Americas (Argentina and Brazil, and projects in Colombia); and
•Australia (Australia).

Over the past few years, AngloGold Ashanti has increased efficiencies and competitiveness, focusing on safety and sustainability performance, improving margins, containing operating and overhead costs and generating positive cash flows and reducing its footprint in South Africa, in line with our strategic objectives.

Our organisational and management structure seeks to align with global best practice in corporate governance. Our human capital is deployed in group support functions including planning and technical, strategy, sustainability, finance, human resources, legal and stakeholder relations. The planning and technical functions focus on identifying and managing operational opportunities, maintaining long-term optionality, and the use of our intellectual capital through a range of activities that include brownfields and greenfields exploration as well as innovative research focused on mining excellence.

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

GOLD MARKET AND JEWELLERY DEMAND

As the pandemic unfolded and uncertainty increased, investors’ risk averseness navigated them towards gold. This influx into the gold market drove the market spot gold price up 25 percent year-on-year from approximately $1,517/oz (at 1 January 2020) to approximately $1,896/oz (at 31 December 2020). As a result, market spot gold price volatility skyrocketed, recording the variance between the highest ($2,064/oz) and lowest ($1,469/oz) market spot gold prices during 2020 at 40 percent. 2020 also included a new all-time high for the market spot gold price. The average market spot gold price was recorded at $1,772 per ounce for the full year 2020.

According to the World Gold Council (WGC), global investment demand grew 40 percent to a record annual high of 1,773.2 tonnes. Global gold-backed ETFs holdings grew by 877.1 tonnes during 2020, reaching record year-end holdings of 3,751.5 tonnes. Bar and coin investment of 896.1 tonnes was three percent higher year-on-year, with consistent growth coming through in the second half of the year.

On the other hand, higher gold prices and weak local currencies drove the domestic price of gold to historical highs, negatively impacting the demand for jewellery. In addition, the restriction on social gatherings further exacerbated the decrease in the demand for jewellery. Total annual jewellery demand dropped to 1,411.6 tonnes (34 percent lower year-on-year), the lowest in the recorded history of the WGC annual data series.

Official reserves showed a mixed picture of buying and selling during 2020. In total, central banks added 273 tonnes to their reserves during the year, making 2020 the eleventh consecutive year of net buying. However, this was almost 60 percent lower than the multi-decade record of 668 tonnes added in 2019. Total supply fell in 2020 by four percent year-on-year to 4,633.1 tonnes, the largest annual decline since 2013. The drop was primarily due to disruptions caused by the pandemic. Mine production decreased by four percent year-on-year, while the global hedge book fell by 65.1 tonnes in 2020, more than reversing the small increase in hedging seen in 2019. Lockdown restrictions also impeded consumers’ ability to re-sell and the supply of recycled gold grew by only one percent despite record gold prices in every market. Nevertheless, the amount of recycled gold in 2020 (1,297.4 tonnes) marks the highest amount of recycling since 2012 (1,645.1 tonnes).

COMPETITION

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. For more information on a geographical analysis of gold income by destination, refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

However, gold producers do compete against each other for acquisition of mining assets, exploration opportunities and human resources. See “Item 3D: Risk Factors—Mining companies face strong competition and industry consolidation”.

SEASONALITY

Subject to other factors and unforeseen circumstances, in the first quarter production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.

RAW MATERIALS

AngloGold Ashanti uses chemicals, including cyanide and lime, in the production of gold. These chemicals are available from a large number of suppliers and do not represent a material portion of the company’s costs. We are not currently experiencing any supply shortages on critical consumables utilised in the production of gold across our global operations. In addition, our stocking strategies account for potential lead time variation and supply constraints, thus minimising the risk of changes in the marketplace. While commodity pricing is subject to volatility over time, we are currently realising stable pricing, and our contractual terms limit future changes.

STRATEGY

Mining is a long-term business, and so our strategy aims to create sustained value over the period of our mining operations and beyond. This involves careful allocation of key resource inputs – the natural, human, intellectual, financial, manufactured, and social and relationship capitals – which are essential to achieving this aim.

AngloGold Ashanti’s core strategic focus is to generate sustainable cash flow improvements and returns by focusing on five key areas, namely: people, safety and sustainability; ensuring financial flexibility; actively managing all expenditures; improving the quality of our portfolio; and maintaining long-term optionality. These strategic areas, which guide decision-making, are aimed at generating increased cash flows; extending mine lives; creating an organic pipeline of economically viable orebodies; and enhancing our licence to operate. The overall aim is creating and preserving value.

Strategic focus areas
AngloGold Ashanti’s five strategic focus areas are set out below:
•Focus on people, safety and sustainability. People are the foundation of our business. To remain sustainable in the long term, we must live our values in the conduct of our business. This encompasses being accountable for our actions and decisions, and respecting all, including employees, communities and the environment. ESG principles are integrated into every aspect of our business.
•Promote financial flexibility. We must ensure our balance sheet always remains able to meet our core funding needs.
•Optimise overhead costs and capital expenditure. All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.
•Improve portfolio quality. We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.
•Maintain long-term optionality. While we are focused on ensuring the most efficient day-to-day operation of our business we must keep an eye on creating a competitive pipeline of long-term opportunities.

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

SOUTH AFRICA

As part of the South African asset sale, AngloGold Ashanti Limited sold its remaining three mining rights in South Africa to Golden Core Trade and Invest (Pty) Ltd (Golden Core) and Harmony Gold Mining Company Limited pursuant to a sale agreement concluded on or about 12 February 2020, as amended and reinstated from time to time (SA Sale Agreement). These mining rights relate to operations in the West Wits area. For further information on the South African asset sale, see “Item 18: Financial Statements—Note 9—Discontinued operations and assets and liabilities held for sale—South African asset sale”.

Pursuant to the SA Sale Agreement, AngloGold Ashanti and Golden Core executed a notarial deed of cession of the mining rights with DMRE references GP 30/5/1/2/2/01 MR and GP 30/5/1/2/2/248 MR to transfer and cede these mining rights to Golden Core (Deed of Cession). The Deed of Cession has been lodged for registration at the Mineral and Petroleum Titles Registration Office (MPTRO) to transfer such mining rights from AngloGold Ashanti to Golden Core. While the registration of the Deed of Cession is still pending, the risk in, benefit of, and ownership of these mining rights between the parties shall be deemed to have passed to the cessionary on 30 September 2020, the date of the notarial execution of the Deed of Cession, pursuant to clause 2 of the Deed of Cession.
With respect to the mining right held under DMRE reference GP 30/5/1/2/2/11 MR, AngloGold Ashanti and Golden Core agreed to make an application in terms of section 102 of the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (MPRDA) at the Department of Mineral Resources and Energy (DMRE) after the closing date of the SA Sale Agreement requesting, among other matters, the incorporation of this mining right into the mining right with DMRE reference GP 30/5/1/2/2/01 MR (Harmony Consolidation Application). AngloGold Ashanti also executed a notarial conditional deed of abandonment pursuant to which it conditionally abandons this mining right in terms of section 56(f) of the MPRDA (Deed of Abandonment) on condition that ministerial consent is granted in respect of the Harmony Consolidation Application.
On the date of registration of the Deed of Cession and the grant of the Harmony Consolidation Application, AngloGold Ashanti will cease to be a holder of mining rights in South Africa. Once the transaction has been fully implemented, the general laws relating to mining outlined below will no longer be applicable to the company.

General laws relating to mining

The Mineral and Petroleum Resources Development Act

Mineral and Petroleum Resources Development Act, Amendment Act and Regulations

The MPRDA came into effect on 1 May 2004. The objectives of the MPRDA are, amongst other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. Another objective of the MPRDA is to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socioeconomic development of the areas in which they operate. The Mineral and Petroleum Resources Development Amendment Act, No. 49 of 2008 (MPRDAA) was passed by the South African Parliament in 2008 and became effective on 7 June 2013. On 23 April 2004, the Minister of Mineral Resources and Energy (MRE Minister) published under the terms of the MPRDA the Mineral and Petroleum Resources Development Regulations in Government Gazette No. 26275 under GNR. 527 (MPRDA Regulations) in order to implement the provisions of the MPRDA and MPRDAA. On 27 March 2020, the MRE Minister published the Amendments to the MPRDA Regulations for Implementation (Revised MPRDA Regulations) in Government Gazette No. 43172 under GNR. 420.

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

Mining Charter, 2017

On 15 June 2017, the MRE Minister gazetted the Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2017 (Mining Charter, 2017), which came into effect on the same day. The Mining Charter, 2017 sought to align the Mining Charter, 2010 with the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, in order to ensure meaningful participation of black people in the mining industry and to provide for policy and regulatory certainty to ease the investment in and development of the mining industry. The Minerals Council launched an urgent application at the High Court of South Africa (Gauteng Division) to interdict the implementation of the Mining Charter, 2017 and set it aside. The MRE Minister undertook to suspend the Mining Charter, 2017 pending the outcome of the DMRE/Minerals Council application. On 4 April 2018, judgement was handed down by the High Court and on 12 August 2020, the Minerals Council released a media statement indicating that the MRE Minister had withdrawn the notice of appeal to the Supreme Court of Appeal. Notwithstanding the repeal of the Mining Charter, 2017 by the adoption of the Mining Charter, 2018 (defined below), the findings of the High Court judgement remain relevant to mining right holders.

Mining Charter, 2018

On 27 September 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (Mining Charter, 2018) was published and became effective on the same date. The Mining Charter, 2018 repeals the Mining Charter, 2004; the Mining Charter, 2010; and the Mining Charter, 2017. The Mining Charter, 2018 stipulates that it is to be read together with implementation guidelines, gazetted on 19 December 2018. On 26 March 2019, the Minerals Council filed an application for judicial review to set aside certain provisions of the Mining Charter, 2018. On 5 May 2020, the High Court of South Africa (Gauteng Division) heard the application for judicial review. On 30 June 2020, the High Court held that certain affected communities and trade unions that were party to the legal proceedings relating to the Mining Charter, 2017 should be joined to this review application in respect of the Mining Charter, 2018 as respondents. The High Court has not yet decided on the merits of this review application. A key provision of the Mining Charter, 2018 is that existing mining right holders who have achieved the 26 percent HDSA ownership target shall be recognized as compliant for the duration of the mining right. However, the “the once empowered always empowered” principle shall not be applicable on the transfer or renewal of the mining right.

The BBBEE Act

The Broad-Based Black Economic Empowerment Act, No. 53 of 2003 (BBBEE Act) is a law of general application in respect of Broad-Based Black Economic Empowerment (BBBEE) and enables the Minister of Trade and Industry to drive BBBEE across all sectors of the economy. On 23 January 2014, the President of South Africa assented to the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (BBBEE Amendment Act). The BBBEE Amendment Act came into effect on 24 October 2014 with the object of amending the BBBEE Act to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development.

Land Expropriation

Constitutional Amendment Bill

On 27 February 2018, the National Assembly resolved to assign the Constitutional Review Committee (CRC) to review section 25 of the Constitution of the Republic of South Africa (Constitution) and other clauses where necessary to allow the state to expropriate land in the public interest without compensation. This resolution follows the African National Congress’s (ANC) resolution at its elective conference in December 2017 to pursue expropriation of land without compensation in a manner that does not destabilise the agricultural sector, endanger food security or undermine economic growth and job creation. In its report dated 15 November 2018, which was adopted by Parliament on 4 December 2018, the CRC recommended that section 25 of the Constitution be amended to make explicit that expropriation of land without compensation is a legitimate option for land reform. As a result, the draft Constitution Eighteenth Amendment Bill, 2019 (Constitutional Amendment Bill) was published for public comment on 6 December 2019. The Constitutional Amendment Bill proposes that, when land and any improvements thereon are expropriated for the purposes of land reform, the amount of compensation payable may be nil. The Constitutional Amendment Bill does not specify the circumstances in which a court may determine that the amount of compensation is nil, but states that national legislation must set out such circumstances. On 10 December 2019, the Constitutional Amendment Bill was referred to the National House of Traditional Leaders for comment by the end of January 2020. Provincial public hearings on the Constitutional Amendment Bill were held in February and March 2020. During May 2020, the Ad Hoc Committee to Amend Section 25 of the Constitution (Committee) met to discuss the extension of the mandate of the Committee, which would have lapsed at the end of May 2020. The Committee agreed that it should request an extension of its mandate until such time as gatherings are permitted, as the Committee had not completed its public hearings due to the COVID-19 pandemic. The Committee was re-established, pursuant to this request, on 30 June 2020. In order for the Constitutional Amendment Bill to be adopted by the South African Parliament, two-thirds of the members of the National Assembly, the lower house, and at least six out of the nine provinces of the National Council of Provinces, the upper house, must vote in favour of the amendment.

Draft Expropriation Bill

Separately, a draft expropriation bill (Expropriation Bill) was published for public comment on 21 December 2018. The Expropriation Bill was introduced in the National Assembly during October 2020 as the Expropriation Bill, 2020. The Expropriation Bill contains a provision to the effect that it may be just and equitable for nil compensation to be paid where land is expropriated in the public interest, having regard to all relevant circumstances, including if (i) the land is not being used and the owner’s main purpose is not to develop the land or use it to generate income, but to benefit from appreciation of its market value; (ii) an organ of state holds land that it is not using for its core functions and is not reasonably likely to require the land for its future activities in that regard, and the organ of state acquired the land for no consideration; (iii) notwithstanding registration of ownership in terms of the Deeds Registries Act, No. 47 of 1937, an owner has abandoned the land by failing to exercise control over it; (iv) the market value of the land is equivalent to, or less than, the present value of direct state investment or subsidy in the acquisition and beneficial capital improvement of the land; or (v) the nature or condition of the property poses a health, safety or physical risk to persons or other property. Public hearings on the Expropriation Bill have not yet been held.

Environmental laws relating to mining

National Environmental Management Act

The MPRDAA repealed the sections in the MPRDA providing for environmental regulation of mining and prospecting operations. This was the first step in migrating environmental regulation provisions from the MPRDA into National Environmental Management Act, No. 107 of 1998 (NEMA). NEMA was then amended by the National Environmental Management Amendment Act, No. 62 of 2008 and then again by the National Environmental Management Laws Amendment Act, No. 25 of 2014, and now includes provisions to deal with environmental regulation of mining and prospecting which provisions are administered by the MRE Minister. Pursuant to section 24N(8) of NEMA, directors of a company are jointly and severally liable for any negative impact on the environment, whether advertently or inadvertently caused by the company they represent, including damage, degradation and pollution. See also “Item 4B: Business Overview—Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview—Environmental, Health and Safety Matters”.

From an environmental perspective, given the wide scope of the statutory duty of care in South African environmental law, erstwhile land owners may be held liable for historic contamination by the regulatory authorities. The duty of care primarily applies to persons responsible for or in control of the activity that caused the pollution, which includes erstwhile landowners and operators. The “polluter pays” principle in South Africa enables the competent authority to seek recourse against various responsible parties based on their historical or current relationship to the source and receptor of degradation or pollution. The duty of care also applies retrospectively to significant pollution or degradation that occurred before the entry into force of NEMA (i.e., 29 January 1999), as well as significant pollution or degradation that arises or is likely to arise at a different time from the actual activity that caused the contamination (e.g., latent or residual impact) or arises through an act or activity of a person that exacerbates pre-existing contamination. The authorities can also seek compensation in respect of clean-up measures that it is required to take on behalf of the responsible parties and apportion liability amongst the responsible parties, which could technically include a historic landowner or mining company that caused the pollution. Although the purchasers of AngloGold Ashanti’s assets in South Africa have contractually assumed all environmental liability associated with its former South African operations and agreed to indemnify AngloGold Ashanti for the same, there remains a risk, at least theoretically, of statutory liability to the state.

AFRICA REGION

Democratic Republic of the Congo (DRC)

General laws relating to mining

The mining industry in the DRC is primarily regulated by Law No. 007/2002 dated 11 July 2002 (2002 DRC Code), as amended by Law No. 18/001 dated 29 January 2018 (Reformed DRC Mining Code) and Decree No. 038/2003 dated 26 March 2003, as amended by Decree No. 18/024 dated 8 June 2018 (Reformed DRC Mining Regulations).

As regards the application of the Reformed DRC Mining Code and Reformed DRC Mining Regulations, Kibali Goldmines S.A. (Kibali) has reserved and continues reserving its rights, including, without limitation, its stability rights under, among other legal sources, the 2002 DRC Code. Discussions with the DRC government on these issues and the possible application of incentives that may be available under the Reformed DRC Mining Code and Reformed DRC Mining Regulations are ongoing.

Companies holding mining titles issued prior to the entry into force of the Reformed DRC Mining Code and Reformed DRC Mining Regulations have claims to a 10-year stability provision in accordance with prior mining legislation. Notwithstanding the adoption of the new regulatory regime, their rights with respect to such stability provision are reserved.

The Reformed DRC Mining Code grants the DRC Minister of Mines the authority to grant, refuse, suspend or terminate mineral rights, subject to conditions set out in the Reformed DRC Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of five years or in the form of mining permits which are granted for an initial period of 25 years. An exploration permit may, at any time before expiry, be transformed partially into a mining permit or a small-scale mining permit. Mining permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of a feasibility study, an environmental impact study and an environmental management plan. To protect and enforce rights acquired under an exploration or mining permit, the Reformed DRC Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitral recourses.

The holder of a mining permit is required to commence development and mine construction within three years of the award of such permit. Failure to do so may lead to forfeiture of the mining permit. A permit holder must comply with specific rules relating to, amongst other things, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning. Mining and exploration activities are required to be undertaken in a way that minimizes the impact on the interests of lawful occupants of land and surface rights holders, including their customary rights. The exercise of mineral rights by title holders which effectively deprives or interferes with the rights of occupants and surface rights holders requires payment of fair compensation by the mineral title holder.

Mining companies are required to grant a free-carried and non-contributory participation to the DRC government. The DRC government’s free participation was originally set at 5 percent, which was increased to 10 percent in respect of mining titles issued after the entry into force of the Reformed DRC Mining Code. All mining companies are required to grant an additional 5 percent free-carried participation to the DRC government upon each renewal of their exploitation permit. Under the Reformed DRC Mining Code, a 10 percent local contributory participation is also mandatory for mining titles issued after its entry into force.
Article 220 of the Reformed DRC Mining Code provides that the Prime Minister of the DRC may grant a number of incentives to provinces suffering from infrastructures deficits to encourage economic development from mining resources. Discussions are currently ongoing with the DRC government with respect to incentives that may be available under article 220 of the Reformed DRC Mining Code.

Tax laws relating to mining

The Reformed DRC Mining Code sets out an exclusive and comprehensive tax and customs regime that is applicable to mining activities. Mining title holders are subject, amongst other things, to a corporate income tax of 30 percent, a windfall tax of 50 percent (subject to certain prerequisites) and are required to pay mining royalties to the DRC government. The royalty rate applicable to gold has been set at 3.5 percent. Mining title holders are also required to contribute a minimum of 0.3 percent of total turnover to community development.

The standard rate of VAT is 16 percent and is applicable to all mining companies. In the DRC, Kibali is due certain refunds of VAT which, to date, remain outstanding. During 2020, AngloGold Ashanti recovered $2.23 million in the form of VAT offsets and refunds from its operations in the DRC. We believe that our attributable share of the recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to us by the DRC government amounted to $69 million as of 31 December 2020. While an agreement was reached with the DRC government on the reimbursement of the refundable VAT in the last quarter of 2018, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of our VAT receivables in the DRC.

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

Foreign exchange control regime

The Reformed DRC Mining Code imposed new exchange control rules requiring that mining title holders repatriate onshore 60 percent of sale revenues received during the investment amortization period and 100 percent once the investment amortization is completed. As a result of these new rules, we were not able to fully repatriate dividends from our DRC operations to date. During 2020, AngloGold Ashanti repatriated $140 million from its operations in the DRC in the form of dividends received from Kibali (Jersey) Limited. Our attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424 million as of 31 December 2020. Our joint venture partner, Barrick Gold Corporation, which operates the Kibali gold mine, continues to engage with the DRC government regarding the Reformed DRC Mining Code and the cash repatriation.

AngloGold Ashanti’s rights and permits

AngloGold Ashanti holds a significant stake in the Kibali gold mine which is located in the north-eastern part of the DRC. The Kibali gold mine is owned by Kibali Goldmines S.A. (Kibali) which is a joint venture between Barrick Gold Corporation (45 percent), AngloGold Ashanti (45 percent) and Société Minière de Kilo-Moto S.A. (SOKIMO) (10 percent) which represents the interest of the DRC government. AngloGold Ashanti and Barrick Gold Corporation each have a 50 percent interest in Kibali (Jersey) Limited which holds our effective 45% interest in Kibali. The Kibali gold mine is operated by Barrick Gold Corporation.

The Kibali gold project comprises ten permits, of which seven expire in 2029 and three in 2030. Those permits cover an area of approximately 1,836 km2 in the Moto goldfields.

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

Except as otherwise provided in a specific mining lease, all immovable assets of the holder of a mining lease vest in the State upon termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. A holder must exercise his rights subject to such limitations relating to surface rights as the LNR Minister may prescribe.

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

Ghana Stability Agreement

In 2004, AngloGold Limited and the Government of Ghana signed a stability agreement (Ghana Stability Agreement) governing certain aspects of the fiscal and regulatory framework under which the company would operate in Ghana for a period of 15 years following the implementation of the business combination between AngloGold Limited and Ashanti Goldfields Company Limited. Under the Ghana Stability Agreement, the Government of Ghana agreed, among other matters, to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination.

In June 2018, the Ghana Stability Agreement ceased to apply to the Obuasi mine as a result of the parliamentary ratification of a new development agreement and a new tax concession agreement in relation to the mine (as described below). However, the Ghana Stability Agreement continued to apply to the Iduapriem mine until it expired in April 2019. Since then, AngloGold Ashanti (Iduapriem) Limited (AGA Iduapriem) no longer benefits from the Ghana Stability Agreement. Relevant engagements are currently ongoing between AGA Iduapriem and the Minerals Commission to obtain a new agreement for the Iduapriem mine.

Obuasi Development Agreement

AngloGold Ashanti (Ghana) Limited (AGA Ghana) negotiated a new development agreement in relation to the Obuasi mine (Obuasi DA) with the Government of Ghana. On 21 June 2018, Parliament ratified the Obuasi DA which contains stability terms as provided for in stability agreements.

The Obuasi DA confers the following rights and obligations on AGA Ghana with respect to the Obuasi mine:
•Stabilization of the fiscal and regulatory framework (except for enactments promoting the use of Ghanaian goods and services) for a period of 10 years with a potential of it being extended for five years;
•Confirmation of accounting currency to be US dollars;
•Right to hold up to 80 percent of proceeds received from exporting minerals in foreign currencies outside of Ghana in accordance with existing arrangements;
•Obligation to set up a “Community Trust Fund” for Obuasi funded at $2 per ounce produced;
•Obligation to give preference to materials and goods made in Ghana as well as services provided by Ghanaians, entities incorporated or formed in Ghana and entities owned and controlled by Ghanaians;
•Obligation to give preference to Ghanaian skills where they are available;
•Obligation to employ high standards of safety; and
•Right to peaceful enjoyment and protection against expropriation.

Obuasi Tax Concession Agreement

The fiscal terms which will ordinarily form part of a single stabilisation document were separated from the Obuasi DA. Hence a separate tax concession agreement in relation to the Obuasi mine (Obuasi TCA) was signed with the Government. On 21 June 2018, Parliament ratified the Obuasi TCA with a concession period until 31 December 2027.

The key terms of the Obuasi TCA are as follows:
•Corporate Income Tax to be 32.5 percent or such lower rates as may be fixed by law (current statutory rate is 35 percent);
•Unutilised capital allowances carried forward by AGA Ghana which relate to the period before the effective date of the Obuasi TCA which have not already been utilised for the purposes of calculating taxable income shall continue to be carried forward until 31 December 2020;
•For the concession period, existing tax losses and new tax losses as well as a special concession to carry forward capital allowances to be converted into tax losses as at the end of 2020, will apply to AGA Ghana (whoever is the owner of AGA Ghana and whether or not AGA Ghana was to enter into a joint venture in respect of the Obuasi mine);
•Until 31 December 2021, exemptions of certain items from Import Duty;
•For the concession period, exemption of the following transactions from Capital Gains Tax:
•an issue of shares by a publicly listed company which holds a direct or indirect interest in AGA Ghana in connection with a raising of finance, an acquisition or a reorganization or an issue of shares by a company in connection with a new listing;
•transfers of shares in any publicly listed company which holds a direct or indirect interest in AGA Ghana other than a transfer of shares which results in a third party holding more than 35 percent of the shares in the listed company; and
•a reorganization of a company which holds a direct or indirect interest in AGA Ghana where following the reorganization the shareholders are substantially similar to those shareholders of the ultimate parent entity immediately prior to the transaction;
•For the concession period, non-application of section 62(1) of the Income Tax Act, 2015 (Act 896) in relation to change in underlying ownership under the following circumstances:
•a joint venture in relation to Obuasi gold mine;
•an issue of shares by a publicly listed company which holds a direct or indirect interest in AGA Ghana in connection with a raising of finance, an acquisition or a reorganization or an issue of shares by a company in connection with a new listing;
•transfers of shares in any publicly listed company which holds a direct or indirect interest in AGA Ghana other than a transfer of shares which results in a third party holding more than 50 percent of the shares in the listed company; and
•a reorganization of a company which holds a direct or indirect interest in AGA Ghana where following the reorganization the shareholders are substantially similar to those shareholders of the ultimate parent entity immediately prior to the transaction;
•For the concession period, sliding scale royalty rate ranging from 3 percent to 5 percent for a price ranging from $1,300 up to $2,000 and above per ounce instead of the current flat rate of 5 percent;
•Exemption from the payment of VAT on items imported under the Import Duty List up to 31 December 2023; and
•Entitlement to a refund of VAT credit at the pre-production stage notwithstanding that AGA Ghana will not meet certain conditions for qualifying for refunds.

Corporate regulation

Parliament passed the new Companies Act, 2019 (Act 992) which repeals the Companies Act, 1963 (Act 179). Act 992 introduced amendments to the regulation of companies in Ghana and establishes the Office of the Registrar of Companies as an autonomous office. As a general matter, Act 992 maintained the provisions of Act 179. It, however, introduces stricter requirements for persons who are to be appointed as directors of a company as well as for company secretaries. Companies are also required to appoint new external auditors every six years. Recent directives impose that, in case of rotation of auditors, a mandatory cooling-off period of at least six years should be observed. To ensure a smooth transition, companies are required to effect this change at their next scheduled annual general meeting, but no later than 1 August 2022.

A company is also not required to have bylaws or “regulations” as was the case under Act 179. Instead, a company may opt to have a registered constitution. Nevertheless , it is expected that the current regulations for AGA Ghana and AGA Iduapriem will be redrafted and filed at the Companies Registry. Further, a company is not required to have specific objectives as prescribed under Act 179. The implication of this change is that a company can carry out any type of business unless otherwise specifically stated in the company’s constitution.

Government’s Golden Share

Section 60(1) of the GMM Act provides that the Government of Ghana can require a mining company to issue for no consideration to the Republic of Ghana a special share (Golden Share) by notice in writing to such mining company. A Golden Share may only be held by or transferred to a Minister of the Government or any person acting on behalf of such Government and authorised in writing by such Minister. The Government of Ghana holds a Golden Share in AGA Ghana and the Obuasi DA confirms that the Government’s rights with respect to its Golden Share apply only in respect of AGA Ghana’s assets and operations in Ghana.

The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:

•any amendment to or removal of the relevant provisions of the AGA Ghana Regulations setting out the rights and restrictions attaching to the Golden Share;
•the voluntary winding-up or voluntary liquidation of AGA Ghana;
•the redemption of or purchase by AGA Ghana of the Golden Share;
•the disposal of any mining lease held by AGA Ghana or any subsidiary of AGA Ghana; and
•any disposal by AGA Ghana (other than any disposal in the ordinary course of business of AGA Ghana) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the AGA Ghana group taken as a whole.

Upon a return of assets in a winding-up or liquidation of AGA Ghana, the holder of the Golden Share is entitled to the sum of one Ghanaian cedi (GHS 1.0) in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AGA Ghana . The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalisation issue. The holder of the Golden Share is entitled to attend any general meeting of the members or any separate meeting of the holders of any class of shares. Furthermore, the holder of the Golden Share may require AGA Ghana to redeem the Golden Share at any time in consideration of the payment to such holder of one Ghanaian cedi (GHS 1.0).

Tax laws relating to mining

Fiscal regime

Currently, the main tax laws in Ghana include the following acts and regulations:
•Income Tax Act, 2015 (Act 896) (as amended) and Income Tax Regulations, 2016 (L.I. 2244);
•Customs Act, 2015 (Act 891) (as amended) and Customs Regulations, 2016 (L.I. 2248);
•Value Added Tax, 2013 (Act 870) (as amended) and Value Added Tax Regulations, 2016 (L.I. 2243); and
•Revenue Administration Act, 2016 (Act 915).

Various amendments have been made to these tax laws over the years. For example, recently, the Revenue Administration (Amendment) Act, 2020 (Act 1029) amended the Revenue Administration Act, 2016 (Act 915) to establish an Independent Tax Appeals Board to hear and determine appeals against tax decisions made by the Commissioner-General.

VAT

The provision of goods and services is liable to Value Added Tax (VAT) at a revised rate of 12.5 percent. In addition, there are separate levies, including a 2.5 percent National Health Insurance Levy and a 2.5 percent Ghana Education Trust Fund Levy.

Income taxes

In November 2015, Parliament passed the Income Tax Act, 2015 (Act 896) (ITA) which repealed the Internal Revenue Act, 2000 (Act 592), as amended, and became effective from 1 January 2016. The ITA ring fences and taxes income derived from mining operations at the rate of 35 percent. For the purpose of ascertaining the income of a person for taxation (including capital gains), each separate mineral operation is treated as an independent business and taxed accordingly, preventing mining businesses from deducting or setting off costs from one mining area with another’s income. The Obuasi TCA for AGA Ghana provides for a stabilised income tax rate of 32.5 percent. Pursuant to the Ghana Stability Agreement, the ITA did not apply to AGA Iduapriem until April 2019. Following its expiration, AGA Iduapriem currently pays income tax at the rate of 35 percent.

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

Minerals Income Investment Fund

The Minerals Income Investment Fund Act, 2018 (Act 978), which was amended by the Minerals Income Investment Fund (Amendment) Act, 2020 (Act 1024), establishes a fund to receive mineral royalties and related income from mineral rights holders and also provides for the disbursement and management of such royalties and related income. The Minerals Income Investment Fund also acts as a special purpose vehicle holding the Ghanaian Government’s carried interests in mining companies. No additional burdens are imposed on mining companies as the effect of this legislation is merely to substitute the legal person holding the Government’s carried interests.

Environmental laws relating to mining

In general, environmental laws and regulations in Ghana derive from the Constitution which imposes a duty on both the State and others to take appropriate measures to protect and safeguard the natural environment. Mining companies are required, under the GMM Act, Environmental Assessment Regulations, 1999 (L.I. 1652) and Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary approvals from the Environmental Protection Agency (Ghana EPA), a regulatory body established under the Environmental Protection Agency Act, 1994 (Act 490), and, in appropriate cases, the Water Resources Commission and/or the Ghanaian Minerals Commission before undertaking mining operations. The Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) also impose further obligations to obtain the necessary permits from the Inspectorate Division of the Ghana Minerals Commission for the operation of mines. The GMM Act also requires that mining operations in Ghana comply with all laws for the protection of the environment. Compliance with the relevant laws are enforced by a regime of sanctions, including imposition of fines and in some cases a term of imprisonment.

As part of the Ghanaian environmental laws and regulations, mining operations are required to undergo an environmental impact assessment process to obtain an environmental permit prior to commencing operations. Environmental Management Plans must be submitted to the Ghana EPA within 18 months after issuance of the environmental permit and then every three years thereafter. The plan must include details of the likely impacts of mining operations on the environment and local communities, as well as a comprehensive plan and timetable for actions to mitigate and remediate any adverse effects of the mining operations. Approval of the management plan results in the issuance of an environmental certificate.

In June 2014, the Ghana EPA and the Minerals Commission circulated draft Mining and Environmental Guidelines to all mining companies for comment. The guidelines concern environmental management, reclamation, closure requirements. In February 2021, the draft Mining in Forest Reserves Regulations were also sent to members of the Ghana Chamber of Mines for review. The Mining Community Development Scheme, which directly sponsors socio-economic development in communities in which mining operations take place or which are affected by mining activities, has since been established pursuant to the Minerals Development Fund Act, 2016 (Act 912).

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

In addition, other initiatives have been undertaken to combat illegal mining. For example, the Minerals and Mining (Amendment) Act, 2015 (Act 900) makes provision for the confiscation of the equipment of illegal miners and, as a result of recent illegal mining activities, the GMM Act was amended to increase penalties for illegal mining and expressly criminalise the aiding and abetting of illegal mining activities. The prescribed minimum sentence for illegal mining is now 15 years and maximum of 25 years for foreigners who engage in illegal mining.

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

Following engagement with relevant stakeholders, the Bank of Ghana issued another notice clarifying that the transfer of foreign exchange to meet external payment obligations remains permissible for transactions such as:
•redemptions and coupon payments on bonds held by non-residents;
•investment income, technology and management transfer entitlements, expatriate emoluments, and other incentive packages and overseas commitments under provisions in various legislation and legislative instruments such as the GMM Act, and the Technology Transfer Regulations, 1992 (L.I.1547); and
•other outward payments for imports of goods and services.

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

The Bank of Ghana on 9 August 2014 further revised the rules on foreign exchange operations, effectively reversing the initial directives controlling transactions in foreign exchange. The key details are as follows:
•Exporters shall continue to repatriate in full export proceeds in accordance with the terms agreed between the trading parties. Such proceeds shall be credited to their FEAs and converted on a need basis;
•FEAs and FCAs will continue to be opened and operated as they were before the notices of 4 February 2014;
•Except for transfers from FEA to FCA which are still prohibited, all other transfers between accounts are permitted;
•FCAs shall be fed only with unrequited transfers such as transfers from abroad for investment or embassy transfers;
•FEAs shall be fed with foreign exchange generated from activities in Ghana such as proceeds from exports of goods and services; and
•The threshold for transfers abroad without initial documentation remains at $50,000.00.

Existing measures that were not amended by this notice continue to remain in force. The Bank of Ghana reiterated that the Ghana cedi remains the sole legal tender in Ghana. Therefore, pricing, advertising, invoicing, receiving, and making payments for goods and services should be done in Ghana cedis, unless otherwise authorised by the Bank of Ghana.

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

Localisation and local participation policy

Mining companies must submit a detailed programme for the recruitment and training of Ghanaians with a view to achieving “localisation”, which is the replacement of expatriate personnel in a company’s Ghanaian operations by Ghanaian personnel. In addition, mining companies must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies. The Minerals and Mining (General) Regulations, 2012 (L.I. 2173) give further details on the localisation policy. On 15 October 2020, the Minerals and Mining (Local Content and Local Participation) Regulations, 2020 (L.I. 2431) were adopted in order to expand the scope of local content requirements in the mining industry. The Minerals Commission is tasked to publish a local procurement list of goods and services that must have Ghanaian content. Mining companies must also submit a five-year procurement plan to the Minerals Commission. Technical and engineering services generally must be provided by Ghanaian-owned companies subject to limited exceptions. Only the services of financial institutions incorporated in Ghana are to be procured and not less than 25 percent of transactions are required to be undertaken with financial institutions owned by Ghanaian citizens. Other services such as haulage, security, contract mining services for small-scale mining operations and supply of fuel are required to be provided by Ghanaians. Furthermore, if the planned capital expenditures of a holder of a mineral right exceeds certain limits set by the LNR Minister, it is required to list at least 20 percent of its equity on the Ghana Stock Exchange within five years after commencement of mining operations. In addition, there are also restrictions on the number of expatriates that can be employed by mineral rights holders and mine support service providers in a bid to enhance the participation of Ghanaians in the mining industry.

Imposition of restrictions

In March 2020, the Imposition of Restrictions Act, 2020 (Act 1012) was enacted to put in place measures to address the COVID-19 pandemic. It gives the President power to impose restrictions on persons in the event of an emergency, disaster or similar circumstance to ensure public safety, public health and protection. Numerous executive instruments have been issued in exercise of this power conferred on the President pursuant to this legislation to manage the pandemic.

AngloGold Ashanti’s rights and permits

Obuasi

The current mining lease for the Obuasi area was granted by the Government of Ghana on 5 March 1994. It grants mining concessions to land with an area of approximately 338 km2 in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, a mining lease over an adjacent 140 km2 was also granted, resulting in the total area under the mining lease increasing to 474 km2. The Government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on 23 October 2008. On 3 March 2016, the Minerals Commission approved AGA Ghana’s application to surrender approximately 273.54 km2 of the area to the Government of Ghana, reducing the lease areas to 201.46 km2. The remaining parcel of land that will be subject to the mining lease is situated within various villages and townships in the region but excludes the municipality of Obuasi. On 15 January 2021, the Minerals Commission approved AGA Ghana’s application to relinquish a further 60.24 km2 of lease area, thereby reducing the lease areas to 141.22 km2, in order to avoid encroachment and illegal mining activities within the mine’s footprint while maintaining its social license to operate.

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

Iduapriem

The Iduapriem mine operates under four different mining leases: the Iduapriem Mining Lease (36.47 km2), the Ajopa Mining Lease (46.12 km2), the Teberebie Mining Lease (28.53 km2) and the Ajopa South Mining Lease (28.10 km2). Prior to all four mining leases expiring in 2018 and 2019, AGA Iduapriem submitted all relevant documents to apply for renewal of the leases. On 17 February 2020, the mining leases were extended for a further period of 15 years and will now expire in 2035. The Ajopa Mining Lease and the Ajopa South Mining Lease were ratified by the Ghanaian Parliament on 15 July 2020. The Iduapriem Mining Lease and the Teberebie Mining Lease were both ratified on 22 December 2020.

AGA Iduapriem is required to pay an annual mineral right fee of $178,000 with respect to the Iduapriem Mining Lease, $136,000 with respect to the Teberebie Mining Lease, $134,000 with respect to the Ajopa South Mining Lease and $220,000 with respect to the Ajopa Mining lease.

Guinea

General laws relating to mining

In Guinea, all mineral substances are the property of the State. Mining activities are regulated by Law L/2011/006/CNT dated 9 September 2011 as amended by Law L/2013/053/CNT dated 8 April 2013 and promulgated by Decree D/2013/075/PRG/SGG dated 17 April 2013 (together, the Guinea Mining Code).

The Guinea Mining Code is implemented by various decrees and orders, including Decree D/2014/015/PRG/SGG adopting a model of mining convention, dated 17 January 2014, Order A/2016/1584/MMG/SGG related to the administration’s capacities for the management of integrated mining projects (PARCA-GPI) and its steering committee, dated 6 June 2016, Decree D/2016/163/PRG/SGG on the national agency for the development of mining infrastructures (ANAIM), dated 13 June 2016, and Decree D/2016/215/PRG/SRG on the appointment of executives to the Ministry of Mines and Geology, dated 8 July 2016.

In 2017, Decree D/2017/285/PRG/SGG was adopted, which sets forth the conditions for the constitution and management of the Local Development Fund (Fodel), as well as Joint Order A/2017/6326/MMG/MATD/SGG, which sets forth the conditions for the use, management and control of the Fodel. Together, these set forth the use of the mining companies’ financial contribution to the development of the local communities and the rules applying to the Fodel, which was created under the Guinea Mining Code. In addition, Joint Order AC/2017/3228/MATD/MMG/SGG, issued by the Ministry of Territorial Administration and Decentralisation and the Ministry of Mines and Geology and dated 21 July 2017, updates the act on the establishment, attribution and functioning of the coordination committees in mining communities (CCLMS). The main purpose of the CCLMs, in which all concerned mining companies are represented, is to prevent and settle disputes that may arise in mining communities. On 13 July 2018, a Joint Order A/2018/5212/MEF/MMG/MB/MATD/SGG was issued, which regulates the use, management and monitoring of the resources allocated to local authorities pursuant to article 165 of the Guinea Mining Code. In 2019, an inter-ministerial committee was created to supervise and control the Fodel through the adoption of Joint Order AC/2019/089/MMG/MATD/SGG setting out the conditions for the constitution, powers and management of said inter-ministerial committee.

On 16 June 2020, a new procedure for the export of gold by mining companies was enacted through the adoption of Decree D/2020/113/PRG/SGG, which sets out, amongst other things: (i) when the industrial production tax referred to in article 161-1 of the Guinea Mining Code shall be paid, and (ii) the process to be followed to export gold bullion.

AngloGold Ashanti’s rights and permits

The right to undertake mining operations in Guinea can only be obtained by one of the following mining titles: surveying permit, small-scale mining licence, exploration licence, mining licence or mining concession.

The group’s Guinean subsidiary, Société AngloGold Ashanti de Guinée S.A. (SAG), has title to the Siguiri mine in the form of a mining concession, granted by virtue of Presidential Decree D/97/171/PRG/SGG, dated 4 August 1997, for a period of 25 years (Mining Concession). The Mining Concession was originally covered by a mining convention entered into with the Republic of Guinea in 1993 and amended in 2005. On 28 June 2016, SAG and the Government of Guinea concluded a revised and consolidated mining convention (Revised Convention de Base) which encompasses a renewal of the term of the original mining convention and other amendments necessary to support an expansion project to extend the life of the Siguiri mine (the Expansion). In compliance with the provisions of the Guinea Mining Code, the Revised Convention de Base was ratified by the Guinean National Assembly (Law L/2016/N°067/AN dated 30 December 2016, promulgated by Decree D/2017/015/PRG/SGG dated 24 January 2017), submitted to the Guinean Supreme Court which rendered a favourable opinion (Judgement N°AC 005 dated 16 January 2017), and ratified by the President of the Republic of Guinea (Decree D/2017/021/PRG/SGG dated 24 January 2017). It replaced the original mining convention and became effective on 24 January 2017.

Key elements of the Revised Convention de Base include the following:

•a duration of 25 years, expiring 23 January 2042, subject to further renewal if mining operations continue; the term of the Mining Concession is aligned with the term of the Revised Convention de Base such that the Mining Concession will be renewed as long as the Revised Convention de Base remains in force;
•SAG’s operations remain governed by the 1995 Guinea Mining Code (the prior mining code) and are only subject to the provisions of the Guinea Mining Code to the extent they are expressly set out in the Revised Convention de Base;
•the stability of the customs and tax regime is guaranteed for the entire initial term of the Revised Convention de Base, and subject to certain conditions being met, any renewal period(s);
•the Republic of Guinea holds a 15 percent free-carried/non-contributory interest;
•the Republic of Guinea is entitled to a royalty on gold of 5 percent based on a spot gold price as per LBMA fixing (PM) up until the date of steady state commercial production of the first phase of the Expansion, after which the royalty rate applicable to gold will vary depending on threshold prices as per LBMA fixing (PM), namely: 3 percent if the gold price is USD 1,300 or less, 5 percent, if above USD 1,300 and up to USD 2,000 and 7 percent if above USD 2,000;

•SAG benefits from 5-year income tax holiday from the beginning of steady state commercial production of the first phase of the Expansion, after which the income tax rate is set at 30 percent;
•a local development tax of 0.4 percent is payable on the sale price for gold and silver received by SAG up until 31 December 2027, after which it will be increased to 0.6 percent;
•salaries of expatriate employees are subject to a 10 percent income tax;
•goods imported into Guinea for purposes related to the construction and commissioning of the first phase of the Expansion are exempt from all customs taxes and duties; and
•SAG is committed to adopting and progressively implementing a plan for the effective rehabilitation of the mining areas disturbed or affected by its operations.

The Mining Concession covers an area divided into four blocks totaling approximately 1,495 km2. SAG has the exclusive right to explore and mine in any part of the concession area for the duration of the Revised Convention de Base. The Revised Convention de Base also grants SAG the option to secure certain land rights over additional areas currently covered by exploration permits, but to which SAG may need access for purposes of establishing roads or storage of tailings.

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

Mali

General laws relating to mining

The mining industry in Mali is primarily regulated by Ordinance No. 2019-022/P-RM dated 27 September 2019 containing the new mining code of the Republic of Mali (2019 Mali Mining Code) and Decree No. 2020-0177/PT-RM dated 12 November 2020 implementing the 2019 Mali Mining Code. On 8 December 2020, Decree No. 2020-0288/PM-RM enacted the new model mining convention referred to in Decree No. 2020-0177/PT-RM.

The 2019 Mali Mining Code applies to the mining operations previously carried out by AngloGold Ashanti entities in Mali (as further described below) except with respect to the validity, scope and duration of their exploitation permits and the provisions on tax and customs regime contained in their mining conventions for their remaining duration. In this regard, the transitory rules of the 2019 Mali Mining Code specify that mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein.

Exploration and prospecting activities are carried out under exploration authorisations (autorisation d’exploration) or exploration permits (permis de recherche). Exploration authorisations and exploration permits give their holder the exclusive right to carry out exploration activities over a given area. Exploration authorisations are granted for a non-renewable period of three months, while exploration permits are granted for a period of three years renewable twice for additional 3-year periods. Applications for exploration authorisations and exploration permits must contain various documents attesting to the financial and technical capacity of the applicant as well as a detailed works and costs programme. Exploration authorisations are granted by the Mining Administration (Administration chargée des Mines) while exploration permits are granted by Ministerial Order.

A large scale permit exploitation permit (permis d’exploitation de grande mine) is required to mine a deposit located within the area of an exploration permit. The large scale exploitation permit grants an exclusive right to exploit the named substances and proceed with the processing and commercialisation of the substances extracted within its perimeter. Large scale exploitation permits are granted for a maximum period of 12 years renewable for 10 year-periods until depletion of the deposits. The large scale exploitation permit is granted only to the holder of an exploration permit and covers only the area governed by the exploration permit. An application must be submitted to the Mining Administration (Administration chargée des Mines) and must contain various documents attesting to the financial and technical capacity of the applicant, a feasibility study, a detailed environmental study in respect of the impact of the project on the environment, an environmental permit, a closure and rehabilitation plan as well as a community development plan. The large scale exploitation permit is granted by decree of the Head of Government. As soon as the large scale exploitation permit is granted, the permit holder must incorporate a company under the laws of Mali. The permit holder will assign the large scale exploitation permit for free to this company. The State will have a 10 percent free-carried interest in the company. This interest will be converted into priority shares and the State’s participation will not be diluted in case of an increase in capital. In addition, the company is required to ensure that private Malian investors are offered the possibility to acquire 5 percent of their capital.

All mining titles mentioned above (save for the exploration authorisation) require an establishment convention (convention d’établissement) to be signed by the State and the titleholder defining their rights and obligations, the duration of which is 20 years.

AngloGold Ashanti’s rights and permits

Historically, AngloGold Ashanti had interests in the Morila, Sadiola and Yatela gold mines, all of which were governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include general provisions regarding exploration (work programme, fiscal and customs framework) and exploitation (formation of a local limited liability mining company, State interest, fiscal and customs framework governing construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene and dispute settlement).

AngloGold Ashanti together with its joint venture partner Barrick Gold Corporation completed the sale of their entire interests in Société des Mines de Morila S.A., the company operating the Morila gold mine in Mali, to Firefinch Limited (previously named Mali Lithium Limited) on 10 November 2020. At the time of the sale, mining of ore had ceased at the Morila gold mine.

AngloGold Ashanti together with its joint venture partner IAMGOLD Corporation completed the sale of their entire interests in Société d’Exploitation des Mines d’Or de Sadiola S.A., the company operating the Sadiola gold mine in Mali, to Allied Gold Corp on 30 December 2020. At the time of the sale, mining of ore had ceased at the Sadiola gold mine.

In April 2017, Société d’Exploitation des Mines d’Or de Yatela S.A. (Yatela), the company operating the Yatela gold mine, began the implementation of a closure plan in order to relinquish the property. In February 2019, AngloGold Ashanti and its joint venture partner IAMGOLD Corporation announced an agreement to sell each of their 40% interests in Yatela to the Government of Mali, which holds the remaining 20% interest. The transaction is subject to the fulfilment or waiver of a number of conditions precedent and AngloGold Ashanti remains committed to its completion despite recent political instability and related events in Mali which have delayed completion of the sale from the originally anticipated timeline. Yatela’s exploitation permit covers approximately 212 km2. Yatela has a 30-year permit which expires in 2030.

Tanzania

General laws relating to mining

Tanzania Mining Act and Tanzania Mining Regulations

Mineral rights in the United Republic of Tanzania are principally governed by the Mining Act, 2010 (No. 14) (Tanzania Mining Act) as amended in 2017 by the Written Laws (Miscellaneous Amendments) Act, 2017 (No. 7) and which was revised and published by the Attorney General of Tanzania on 30 October 2018 as the Mining Act, Chapter 123 (R.E. 2018), and the Mining Regulations, 2010 (Tanzania Mining Regulations), as amended in 2018, which include: Mining (Mineral Beneficiation) Regulations, 2018 as amended in 2019; Mining (Minerals and Mineral Concentrates Trading) Regulations, 2018 as amended in 2019; Mining (Radioactive Minerals) Regulations, 2018; Mining (Local Content) Regulations, 2018 as amended in 2019; Mining (Geological Survey) Regulations, 2018; Mining (Audit and Inspection of Records) Regulations, 2018; and Mining (Designated Minerals Certification) Regulations, 2019. Other regulations are: Mining (Environmental Protection For Small Scale Mining) Regulations, 2010; Mining (Safety, Occupational Health and Environmental Protection) Regulations, 2010; Mining (Mineral and Gem Houses) Regulations, 2019; Mining (Mining Shareholding and Public Offering) Regulations, 2016 as amended in 2017; Mining (Diamond Trading) Regulation, 2019; Natural Wealth and Resources (Permanent Sovereignty) Code of Conduct for Investors in Natural Resources Regulations, 2020 (Permanent Sovereignty Regulations); and The Natural Wealth Contracts (Review and Re-Negotiation of Unconscionable Terms) Regulations, 2020. The application of the Code of Conduct under the Permanent Sovereignty Regulations extends to employees, agents, suppliers and consultants and requires them to comply with other binding instruments and decisions made based on such instruments, in addition to policies, laws and regulations. The Permanent Sovereignty Regulations make it mandatory to seek the advice of an office bearer or the office of Attorney General, if the requirements of the Code, provisions of the Mining Act or other instruments relating to natural wealth and resources become ambiguous, unclear or in conflict resulting into uncertainty. Further, the Code of Conduct requires investors to conduct periodic reviews in respect of their compliance with such legislation in order to prevent the occurrence of matters prohibited by the laws of Tanzania. The Code also requires every investor to sign and submit an integrity pledge.

The Tanzania Mining Act and the Tanzania Mining Regulations came into force in November 2010 followed by amendments to the Tanzania Mining Act in 2017 and subsequent amendments to the Tanzania Mining Regulations in 2018 and 2019.

Amendments of the Tanzania Mining Act and the Tanzania Mining Regulations

As mentioned above, the Tanzania Mining Act was amended in 2017 followed by an amendment of the Tanzania Mining Regulations in 2018 and 2019 and, together with an Executive Order introducing, introduced the following:

•Dissolution of the Tanzania Minerals Audit Agency whose functions and powers have now been transferred to the Geological Survey of Tanzania (GST);
•Dissolution of the Mining Advisory Board and introduction of the Tanzania Mining Commission. The functions and powers of the Mining Advisory Board have been taken over by the Mining Commission, including the functions of the Commissioner for Minerals. However, the Mining Commission has been made responsible for matters related to auditing and monitoring of mineral production in Tanzania. The Mining Commission has powers to audit quality and quantity of mineral produced and exported by mining entities, financial records of mining entities for the purposes of tax assessments, and environmental management expenditures of the mining entities for the purpose of assessment of compliance to the mine closure plan. Mineral rights holders were required to submit all geological information in their possession to the GST;
•A local content requirement for procurement of goods and services: the Tanzania Mining Act requires that mining companies must give: (i) first consideration to good and services provided or manufactured in Tanzania where they meet mining industry specifications (established by the Standards Authority / internationally acceptable standards), (ii) first consideration for employment to qualified Tanzanians, and (iii) adequate provision for on-the-job training of Tanzanians. Specific minimum local content thresholds are specified in Schedule 1 to the Tanzania Mining Regulations. These will be determined by the Mining Commission alongside the work programme. The relevant Minister may prescribe additional minimum local content thresholds;
•To qualify for holding a Mining Licence in Tanzania, 5 percent of a licensee’s equity must be held by Tanzanians, with 80 percent of its managerial positions held by Tanzanians and 100 percent of other positions held by Tanzanians, in addition to the shareholding of the Government of Tanzania pursuant to Section 10 of the Tanzania Mining Act (i.e. free-carried interest). This amount is determined, and may be varied, by the relevant Minister;
•Establishment of the Local Content Committee (LC Committee) which will oversee the implementation of the Tanzania Mining Regulations and which is composed of a member of the Mining Commission, the Director of Labour and Employment, a member of the Tanzania Private Sector Foundation, the CEO of the Geological Survey of Tanzania, the head of legal services at the Ministry for Minerals and the Executive Secretary of the Mining Commission. The LC Committee sets minimum standards for local content plans and reports to the Mining Commission;
•Establishment of various Tanzanian bodies, including the (i) Geological Survey, (ii) Mineral and Gem Houses, (iii) National Gold and Gemstone Reserve, (iv) Government Minerals Warehouse, (v) National Minerals Resources Data Bank, and (vi) Mining Cadastre;
•Introduction of a statutory procedure for the conduct of Corporate Social Responsibility (CSR), whereby a company is required to prepare annually a CSR plan jointly agreed with the local government authorities in consultation with the Minister for Finance and the Minister for Local Government Authorities; and
•Cancellation of retention licences, with rights over such licences to revert to the Government of Tanzania.

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

The regulations set out the requirement to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock Exchange, which will apply to companies that are carrying out large scale mining operations. The regulations also require all existing holders of a special mining licence to list a minimum of 30 percent of their shares on either the Main Investment Market or the Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within 6 months of the regulations coming into force, which was on 24 February 2017. However, the company believes the listing requirement conflicts with the mining development agreement.

In September 2020, the Government of Tanzania published the Mining (Minimum Shareholding and Public Offering) (Amendment) Regulations, 2020, by means of Government Notice No. 181, which exempts companies holding special mining licences from local listing requirements if such mining company has entered into an agreement with the Government of Tanzania that provides for a non-dilutable free-carried interest in such mining company and an economic benefits sharing arrangement.

Arbitration

Along with other major mining companies, AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the Government of Tanzania to gain assurances that the Geita gold mine will not be affected by the legal and fiscal changes mentioned above, given their mining development agreements which guarantee fiscal and regulatory stability as well as an agreement between all parties before material legal and regulatory changes are made. As a precautionary step to safeguard its interests, AngloGold Ashanti commenced international arbitration proceedings against the Government of Tanzania in connection with the enactment of this legislation in July 2017. These arbitral proceedings were stayed until 12 March 2021 in order to afford the parties the opportunity to achieve an amicable resolution of the dispute and as a result of the impact of the COVID-19 pandemic. On 15 March 2021, and due to continuing COVID-19 issues in sub-Saharan Africa, we requested a further extension to stay the proceedings. This request is pending with the arbitral tribunal.

The arbitration action against the Government of Tanzania seeks declaratory relief in accordance with the terms of the mining development agreement to preserve the company’ and its shareholders’ rights and interests in the Geita gold mine, including confirmation from the Government of Tanzania that the company is exempt from the listing requirement. The arbitration proceedings also seek to confirm that AngloGold Ashanti does not, as a result of its existing mining development agreement, fall within the scope of the new mining legislation, under which the Government of Tanzania has the right to (i) renegotiate existing mining agreements at its discretion, (ii) receive a free-carried interest of no less than 16 percent in all mining projects, and (iii) acquire up to 50 percent of the shares of the mining company commensurate with the total tax expenditure incurred by the Government in favour of the mining company, and which includes an increase in the rate of revenue royalties from 4 to 6 percent and a 1 percent clearance fee. AngloGold Ashanti can provide no assurance that the new mining legislation, including the listing requirement, will not apply to its operations in Tanzania and the outcome of the arbitration action may have a material adverse impact on the company’s results of operations and financial condition. See also “Item 8A: Legal Proceedings—Tanzania”.

Categories of mineral right licences

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

Three categories of licences can be applied for under the Tanzania Mining Act: licences for exploration, licences for mining, and licences for ancillary activities. Licences for exploration include prospecting licences and gemstone prospecting licences. Licences for mining include special mining licences (if the proposed capital investment is equal to at least USD 100 million), mining licences (if the proposed capital investment is equal to between USD 100,000 and USD 100 million) and primary mining licences (reserved for Tanzanian citizens). Licences for ancillary activities include processing licences, smelting licences and refining licences. For purposes of AngloGold Ashanti’s Geita gold mine, only prospecting and special mining licences are relevant.

Prospecting licence

A prospecting licence grants the holder the exclusive right to prospect in the area covered by the licence for all minerals within the class of minerals applied for. The classes that can be applied for include, amongst others, metallic minerals, energy minerals, gemstones other than kimberlitic diamonds and kimberlitic diamonds. Holder of prospecting licences have the obligations to: (i) commence prospecting operations within three months or such further period as the Mining Commission may allow from the date of the grant of the licence or the date as stated in the licence as commencement date; (ii) give notice to the Mining Commission on discovery of any mineral deposit of potential commercial value; and (iii) adhere to the prospecting programme which is attached to the licence and expend on prospecting operations not less than the amount prescribed.

An application for a prospecting licence is made to the Mining Commission and the licence, once granted, is valid for an initial term of four years. After the initial term, the licence is renewable for a further period of three years, with no option for renewal thereafter. Upon renewal, 50 percent of the area covered by the licence must be relinquished. A company applying for a prospecting licence must, amongst other things, state the financial and technical resources available to it. A prospecting licence is not freely transferable and requires the Mining Commission to register any transfer of a prospecting licence. The Mining Commission will refuse to register the transfer unless the transferee proves that it meets the financial and technical capability criteria required to apply for such licences. Holders of prospecting licences over a tenement will not automatically have first right to any mining licence granted over that tenement. However, in practice, they will be best positioned to meet the requirements to be granted a form of licence for mining.

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

Tax laws relating to mining

Finance Act

The Finance Act, 2015 (No. 16) came into force on 1 July 2015 and contains a provision for a 30 percent capital gains tax on the sale of shares by an offshore parent company. This provision was introduced by the Finance Act, 2012 (No. 8) and in this legislation, additional changes were also made to the procedure for payment of capital gains tax by the seller of shares. Tax at the rate of 30 percent is payable by way of an initial instalment of 20 percent on the transfer, based on the notional gain that the seller would make after a further instalment of the remaining 10 percent is due.

The Finance Act, 2017 (No. 4) came into force on 1 July 2017 and both imposes and revises certain taxes, duties, levies and fees. It further amends certain written laws relating to the collection and management of public revenue. Among other provisions, it has introduced inspection or clearance fees on the exportation or domestic use of minerals. Such exportation or domestic use is restricted unless such minerals have been inspected or cleared at the mining areas, ports, airports, border or posts and the clearing fee of 1 percent of the gross value of the minerals has been paid by the exporter or any other person in possession thereof.

Value Added Tax Act

Effective 20 July 2017, the Value Added Tax Act, 2014 (No. 5) (VAT Act) was amended by the Written Laws (Miscellaneous Amendments) Act, 2017 (No. 7) in order to restrict VAT relief for VAT input tax paid by mining companies on goods and services. Prior to the enactment of this amendment to the VAT Act, mining companies were entitled to 100% VAT relief in respect of the goods and services they purchased. The amendment prohibits refunds for VAT input tax incurred on a series of raw products, including the exportation of “raw minerals”. Subsequently, the Tanzania Revenue Authority (TRA) denied our applications for VAT input credit refunds, which amounted to a total of $139 million as of 31 December 2020, covering the period from July 2017 onwards, on the basis that all of the gold doré that we export constitutes “raw minerals” for purposes of the VAT Act. In response, the company filed formal notices of objection with the TRA stating that the exportation of gold doré is, in its view, not covered by the restriction since doré does not fall within the category of “raw minerals” as used in the VAT Act. On 22 February 2019, the Tanzania Mining Act was amended by the Written Laws (Miscellaneous Amendments) Act, 2019 (No. 2) to introduce a definition for “raw minerals” which supports our interpretation that gold doré is excluded from the prohibition. On 1 July 2020, the Finance Act, 2020 (No. 8), amended the VAT Act, without retrospective effect, in order to remove the restrictions on VAT input tax credits for the exportation of “raw minerals” as well as a series of other raw products. This recent amendment confirms the technical basis for VAT input tax recovery for mineral exporters from July 2020 onwards. Discussions with the TRA are ongoing to resolve our historical claims for VAT input credit refunds for the period from July 2017 to June 2020, while VAT claims from July 2020 onwards are subject to verification procedures by the TRA before any refunds will be received.

Local Government Levies

As mentioned below, following the signature of an addendum to the mining development agreement, Geita gold mine is required to pay local government a service levy of 0.3 percent of its gross annual turnover in line with the Local Government Finances Act, 1982 (No. 9).

Environmental Management Fees and Charges

The Environmental Management (Fees and Charges) (Amendment) Regulations, 2016 (EM Regulations), which came into effect on 2 May 2016, introduced new fees in relation to the review of the Environmental Impact Assessment on projects by the National Environmental Management Council (NEMC). According to the EM Regulations, the fees involved amount to 0.1 percent of the total project costs or the minimum amount of TZS 25 million (approximately $11,000). However, the EM Regulations have not defined the term “project cost” nor have they provided a detailed breakdown on the determination of the project cost.

Labour laws

On 15 September 2015, the Non-Citizens (Employment Regulation) Act, 2015 (No. 1) (Non-Citizens Act) came into force which vests powers concerning work permits with the Labour Commissioner. Therefore, non-citizens wishing to be employed in the country are required to apply and be granted a work permit before applying for a residence permit. Before granting the work permit, the Labour Commissioner must be satisfied that all efforts have been explored to acquire a local expert. Further, the company is required to submit a succession plan which sets out a well-articulated plan for the transfer of the non-citizen’s knowledge and expertise to Tanzanian citizens. Moreover, the Commissioner General of Immigration is required to take into consideration conditions of the work permit issued by the Labour Commissioner when granting a residence permit. In addition, the Non-Citizens Act introduced the Short-Term Permit (STP) which is granted to non-citizens who wish to work in the country for a period of not more than six months. Foreigners intending to work in Tanzania for more than three months are required to apply for an STP. The application for an STP is made to the Ministry of Labour and Employment.

Transparency and accountability laws

In 2015, the Tanzania Extractive Industries (Transparency and Accountability) Act, 2015 (No. 23) (TAA) came into force. The TAA establishes the Tanzania Extractive Industries (Transparency and Accountability) Committee (TAA Committee), an independent Government entity which is an oversight body for promoting and enhancing transparency and accountability in the extractive industry. The TAA Committee has powers under the TAA to impose obligations on specified extractive industries and statutory recipients to receive information on reconciliation on payments made and revenues received by the Government of Tanzania. In addition, an extractive industry is required under the TAA to submit to the TAA Committee annual reports containing information on local content and corporate social responsibility. The TAA also mandates that all concessions, contracts and licences are made public as well as all revenue collected from the extractive industry. Further implementing regulations require companies in the extractive industry to keep records of payments, beneficial ownership information, cost of production, exploration, prospecting, award or transfer of license, capital expenditure, volume of production and export date in respect of the granted licence.

Natural resources legislation

The Government of Tanzania enacted two laws in respect of natural resources that came into force in July 2017: the Natural Wealth and Resources Contracts (Review and Re-negotiation of Unconscionable Terms) Act, 2017 (No. 6) (Unconscionable Terms Act) and the Natural Wealth and Resources (Permanent Sovereignty) Act, 2017 (No. 5) (Permanent Sovereignty Act and together with the Unconscionable Terms Act, the Natural Resources laws). In January 2020, it also published implementing regulations, including the Natural Wealth and Resources (Review and Re-negotiation of Unconscionable Terms) Regulations, 2020 and the Natural Wealth and Resources (Permanent Sovereignty) (Code of Conduct for Investors in Natural Wealth and Resources) Regulations, 2020.

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

A term is considered “unconscionable” under the Unconscionable Terms Act if, among other grounds, the requirements or provisions of the agreement restrict the right of the state to exercise authority over foreign investment within the country and in accordance with the laws of Tanzania, are inequitable and onerous to the state, secure preferential treatment designed to create a separate legal regime to be applied discriminatorily for the benefit of a particular investor, deprive the people of Tanzania of the economic benefits derived from subjecting natural wealth and resources to beneficiation in the country, or subject the state to the jurisdiction of foreign laws and foreign courts or tribunals.

Tanzania Shipping Agencies Corporation

In February 2019, the Tanzania Shipping Agencies Corporation (TASAC) issued a public notice informing the general public that, effective 4 March 2019, all clearing and forwarding services relating to import and export of goods and items as specified under section 7(1)(a) of the Tanzania Shipping Agencies Act, 2017 (No. 14), which include minerals, mineral concentrates and products and extracts related to minerals, shall exclusively be handled by TASAC. Concerned about the impact on their operations, mining companies as well as other interested parties lodged an appeal to the Minister of Transportation. As a result, the effective date of the notice was delayed and the imposition of prescribed fees was suspended, while TASAC continued to provide services to its clients. On 5 February 2021, the Government published the Tanzania Shipping Agencies (Shipping Business Fees, Charges and Commission) Order in the Government Gazette through Government Notice No. 181 of 2021, which reduced the prescribed fees and eliminates certain other charges for the clearing and forwarding services provided by TASAC, including in connection with the handling of the company’s export of gold bullion and import of certain goods.

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

On 9 October 2014, an addendum to the mining development agreement was entered into ratifying the following changes:
•An increase in the royalty rate from 3 percent to 4 percent with effect from 1 May 2012;
•With effect from the financial year 2015, the capital allowance applicable to the unredeemed qualifying capital expenditure (15 percent per annum) referred to in section 18(a) of the Income Tax Act, 1973 (No. 33) shall no longer apply; and
•With effect from 1 July 2014, Geita Gold Mining Limited is liable to pay the Geita District Council Levy at a rate of 0.3 percent on turnover (no longer capped at USD 200,000 per annum as provided under Article 4 of the company’s mining development agreement).

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

Native title legislation applies to certain mining tenements within Australia. Australia recognises and protects a form of native title that reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should native title claims or determinations exist, certain native title processes and procedures will apply under the Native Title Act 1993 (Cth) (Native Title Act) before the tenure is granted. Tenure may be granted subject to conditions relating to native title rights. In the mining context, native title matters are managed as part of the tenement grant process. If disputes arise in relation to the grant of a particular tenement, they can be referred to the National Native Title Tribunal, established under the Native Title Act, for resolution. Native title legislation also provides a framework for compensation to be paid for acts that affect native title rights and interests. Ordinarily, the relevant Commonwealth or State government is liable to pay compensation for acts attributable to it. However, in the state of Western Australia, the Mining Act 1978 (WA) provides that an applicant for the grant of, or the holder of, a mining tenement is responsible for native title compensation, if determined to be payable, to native title holders.

Federal, state and territory Aboriginal and non-Aboriginal heritage laws operate in parallel to the native title legislation. State and territory heritage laws exist predominantly for the purposes of managing the impact of developments on sites, objects and areas of heritage significance. Where an area of heritage significance is placed on the national or world heritage registers, federal approval processes may also apply. To date, there has not been any significant impact on any of AngloGold Ashanti’s tenure due to native title or heritage legislation.

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

It is possible for an individual or entity to own an area of land (including for infrastructure purposes) and for another individual or entity to be granted the right to explore for or mine any minerals located on or under the surface of the same area. The maximum initial term of a mining lease in Western Australia is 21 years and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective state or territory’s minister responsible for mining rights. In Western Australia, mining leases can only be assigned with the prior written consent of the minister.

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

Environmental laws relating to mining

Mining tenements will be granted with endorsements and conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the state, territory or federal environment minister, which may require completion of an environmental impact assessment (including a public consultation period) pursuant to applicable environmental protection legislation prior to commencement. Further, a works 'construction' approval and an operating licence under the relevant environmental protection legislation in the state or territory may also be required for certain mine processing or mining-related operations. Depending on the jurisdiction, further separate approval may be required for the removal of native vegetation within the tenement, and the taking and use of water for exploration and mining operations.

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

AngloGold Ashanti is also conducting early stage exploration activities in Queensland under the Mineral Resources Act 1989 (QLD). AngloGold Ashanti holds 13 exploration permits covering 358,700 hectares. Each permit is granted with an initial term of five years, renewable for two further periods of not more than five years each.

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

In addition to the Argentinean Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196), as amended (Mining Investment Law), and related legal provisions being the most important one. Such incentives include, amongst others, import duty exemptions, accelerated depreciation of fixed assets, a three percent cap on provincial royalties set at pit-head value on the mineral extracted, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-year stability as to the tax burden on the project and the customs and foreign exchange regimes and duties. Cerro Vanguardia S.A. (CVSA) obtained its tax, customs and foreign exchange stability certificate in 1996.

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

Federal Mining Agreement

On 13 June 2017, the national government and the provinces in whose territories the main mining projects of Argentina are located, signed the New Federal Mining Agreement (FMA). The purpose of the FMA is, amongst other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, amongst them the Santa Cruz Province (through Fomicruz), in which the Cerro Vanguardia project is located. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies in order to finance education, health and other programmes. Additionally, the FMA included setting forth mining royalties up to three percent of the gross value of commercialised minerals, without any deductions other than VAT. As the FMA has not yet been converted into law by the National Congress, its provisions are neither binding nor enforceable.

In Argentina, the current regulatory regime of royalty payments is expected to change and several different options and payment thresholds have been discussed. In December 2012, the Santa Cruz Province changed the mining royalty from one percent to three percent calculated at pit-head value of the mineral extracted thus bringing it to the cap of the Mining Investment Law.

Foreign exchange control regime

On 1 September 2019, by means of Executive Decree No. 609/2019 (Decree), the Argentinean national government reinstated foreign exchange and export controls. The Decree and related regulations of the Central Bank of Argentina impose, among other measures, the obligation of Argentinean residents to transfer to Argentina and/or sell for Argentinean pesos in the Argentinean foreign exchange market (mercado de cambios) the countervalue (contravalor) from their exports of goods within a specified time period. This period depends on the goods exported and the relationship between the Argentinean exporter and the foreign importer and ranges from 15 to 365 calendar days counted as of the date on which the Argentinean customs authorities certify the shipment to the export destination. Regardless of the applicable maximum term, the proceeds from the export must be transferred and sold in the Argentinean foreign exchange market no later than five business days from the date of collection.

The export of goods is regulated by Communication “A” 6882 of the Argentinean Central Bank (as modified) which establishes the specific regulatory requirements in order to implement the measures adopted by the national government in this area. In accordance with these Central Bank regulations, the exporter shall select a financial institution to track each export transaction through the SECOEXPO (Seguimiento de las negociaciones de divisas por exportaciones de bienes) tracking system which is administered by the Argentinean Central Bank. The selected financial institution must determine the amount and deadline to settle the export proceeds and shall register the amounts allocated to each export transaction in the tracking system. Upon the expiration of the applicable term to transfer and sell the export proceeds, the designated financial institution must inform the Argentinean Central Bank, through the SECOEXPO tracking system, if the exporter has complied with its obligations or not.

As a general rule, prior approval of the Argentinean Central Bank is required to access the foreign exchange market for transactions relating to the outflow of funds, except in certain circumstances. For example, no prior approval is required when all holdings in foreign currency in Argentina are deposited in accounts with financial institutions and the amount of “liquid external assets” available at the beginning of the day in which access to the foreign exchange market is effected is lower than the equivalent of $100,000. “Liquid external assets” include, among others: holdings of foreign currency bills and coins, coined or good delivery gold, demand deposits in foreign financial institutions and other investments which allow for immediate liquidity in foreign currency (such as investments in foreign government securities, funds in investment accounts held abroad, crypto-assets, funds in payment service providers, etc.). Reserve or guarantee funds created under financing transactions or derivatives transactions entered into abroad are not considered liquid external assets. There are also certain circumstances in which the $100,000 limit will not be considered to have been exceeded. Furthermore, the Argentinean Central Bank is not required to give prior approval when a commitment is given to settle through the foreign exchange market, within five business days of their availability, any funds received abroad as collection of (i) loans granted to third parties, (ii) term deposits, or (iii) the sale of any kind of asset, when each of such had been granted, created or purchased after 28 May 2020. In addition, no prior approval is required when the client files an affidavit stating that: (i) as of the date on which access to the foreign exchange market is requested it has not sold securities against foreign currency in Argentina or transferred such securities to depository entities abroad in the past 90 calendar days, and (ii) undertakes not to arrange sales of securities against foreign currency in Argentina or transfers thereof to depository entities abroad from the moment it requires access and for the subsequent 90 calendar days.

From 30 December 2020 until 31 March 2021, prior approval from the Argentinean Central Bank is not required for payments in connection with the import of goods if certain conditions are satisfied. To qualify, the financial entity should hold an affidavit from its client stating that the total amount of payments associated with its imports of goods made through the foreign exchange market as from 1 January 2020, including the intended payment, does not exceed by more than $1 million the amount resulting from the following sum:

•The amount for which the importer would have access to the foreign exchange market when calculating imports of goods under the SEPAIMPO (Sistema de seguimiento de pagos de importaciones) monitoring system and that were made official between 1 January 2020 and the day prior to accessing the foreign exchange market; plus

•The amount of deferred or on-demand payment of imports of goods of the following transactions not included in the previous point: (i) operations shipped as from 1 July 2020 or previously shipped that have not arrived in Argentina before that date, (ii) aimed to cancel commercial debts with export credit agencies, foreign financial entities or guarantees thereof, (iii) made by the public sector, business organizations where the Argentinean government has majority participation or public trusts, (iv) with pending customs registration of supply of critical medicines, and (v) purchase of kits for the detection of COVID-19; minus

•The amount pending to be regularised for repayment of imports with pending customs registration made between 1 September 2019 and 31 December 2019.

CVSA had a cash balance of $137 million equivalent as at 31 December 2020, of which $50 million is currently eligible to be declared as dividends. Application has been made to the Argentinean Central Bank to approve $11 million of this eligible amount to be paid offshore to the company, however, approval remains pending. The cash is fully available for CVSA’s operational requirements.

Export duties

On 21 December 2019, the National Law on Social Solidarity and Productive Reactivation (Law No. 27, 541) (Solidarity Law) was enacted. The Solidarity Law grants the national government power until 31 December 2021 to impose export duties which may not exceed certain caps. For example, the Solidarity Law provides that export duties on mining exports cannot exceed eight percent of the taxable value or official FOB price. On 2 October 2020, the national government published Decree No. 785/2020

(Export Duties Decree) which sets an export duty rate of eight percent for certain goods, including doré bars and gold alloys. The Export Duties Decree will be applicable until 31 December 2021 and revokes the provisions of Decree No. 793/2018 which had previously set the export duty at 12 percent ad valorem. These export duties, if not compensated with other tax reductions, affect the tax stability guarantee granted to CVSA in 1996 in light of the fact that at the time export duties were zero percent.

On 26 February 2019, the Argentinean tax and mining authorities published a resolution (RC 4428/2019) establishing an administrative procedure to be followed in order to obtain the reimbursement or compensation of federal taxes paid in excess of the total tax burden provided for by the applicable tax stability guarantee. CVSA initiated this new procedure in order to claim compensation for the export duties it paid in 2018 and 2019 as export duties are not contemplated by its tax stability guarantee. Prior to the publication of RC 4428/2019, CVSA had already submitted to the tax authorities claims for reimbursement of the export duties it paid from 2008 to 2015.

Pursuant to the new administrative procedure, the National Mining Secretariat issued a favorable opinion regarding CVSA’s claim in respect of fiscal year 2018, which amounted to approximately $4.0 million as of 31 December 2020. This claim is currently under review by the relevant customs authorities. The National Mining Secretariat has not yet issued an opinion in respect of CVSA’s claim in respect of fiscal year 2019, which amounted to approximately $12.3 million as of 31 December 2020.

Furthermore, CVSA has requested the tax authorities to apply the procedure provided for in RC 4428/2019 in respect of its historical claims for fiscal years 2008 to 2015 during which the imposition of export duties also exceeded CVSA’s total tax burden under its tax stability guarantee. However, these claims, which amounted to approximately $6.1 million as of 31 December 2020, are still being reviewed under the rules to challenge export duties instead of the new procedure provided for in RC 4428/2019. CVSA has appealed the application of those rules and a decision on this issue is pending.

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

AngloGold Ashanti’s rights and permits

In the case of Cerro Vanguardia, AngloGold Ashanti’s operation in Argentina, the mining concession holder is AngloGold Ashanti’s partner, Fomento Minero de Santa Cruz S.E. (Fomicruz). On 27 December 1996, Fomicruz entered into a usufruct agreement whereby CVSA was granted an irrevocable right to exploit the Cerro Vanguardia deposit (encompassing an area of approximately 543 km2) for a 40-year period, which expires on 26 December 2036. CVSA is a corporation incorporated in Argentina indirectly controlled by AngloGold Ashanti, with Fomicruz as minority shareholder. On 14 August 1996, CVSA obtained its tax, customs and foreign exchange stability certificate, which expires in 2026.

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

At the end of 2011 and the beginning of 2012, the states of Minas Gerais, Pará, Amapá and Mato Grosso do Sul each created a new tax (duty) on research, extraction and exploration activities as well as on the use of Mineral Resource carried out in those states. This tax could range from BRL3.00 to BRL6.50 per ton of ore extracted. In the state of Minas Gerais, gold ore is exempted from the collection of this new duty. At the end of 2020, the state of Goiás created a new tax (duty) on research, extraction and exploration activities carried out in this state at a rate of BRL10.38 per ton of ore sold, which currently still needs to be implemented.

Environmental laws relating to mining

Following the catastrophic failure of a tailings storage facility (TSF) operated by Vale in the state of Minas Gerais in January 2019, executive, legislative and judiciary bodies, both at the federal and state levels, have generally increased scrutiny of mining operations in Brazil, and of TSFs in particular, and have been considering, and in some cases have adopted, stricter laws and regulations applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs in Brazil.
At the federal level, the ANM issued Resolution No. 13/19 in August 2019 (replacing its earlier Resolution No. 4/19) which adopted additional regulatory measures to ensure the stability of TSFs, in particular those built or heightened by the upstream method or by any method declared as “unknown”. Among other things, ANM Resolution No. 13/19 prohibits the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil. It further requires operators to cease all storage and disposal activities at TSFs (known as “deactivation” or “desativação”) constructed or heightened upstream or by an “unknown” method by 15 September 2021 as well as to decommission such TSFs by 15 August 2022 to 15 September 2027 (depending on the capacity volume). ANM Resolution No. 13/19 does not require complete removal of tailings material from TSFs (a process known as “decharacterization” or “descaracterização”). As a result, the Serra Grande mine in the state of Goiás is in the process of reinforcing the dam walls of its upstream TSF in advance of its expected deactivation by 15 September 2021. To comply with the terms of ANM Resolution No. 13/19, the mine will also need to decommission the Serra Grande tailings dam by 15 September 2025. The company has begun the process of transitioning to dry-stacking operations for tailings storage.

Furthermore, Federal Law No. 14.066/20, adopted in September 2020, also imposes requirements on companies to close and decommission upstream TSFs, including our Serra Grande tailings dam, by 25 February 2022 (which date is earlier than required by ANM Resolution No. 13/19). However, Federal Law No. 14.066/20 does permit extensions of the compliance deadline, with the consent of the ANM based on the technical plan for decommissioning. Neither ANM Resolution 13/19 nor Federal Law No. 14.066/20 requires removal of all tailings material in connection with the decommissioning of TSFs. AngloGold Ashanti expects to transition to dry-stacking operations at Serra Grande in advance of the required closure deadline for the Serra Grande tailings dam. With respect to downstream (or “centerline”) TSFs, Federal Law No. 14.066/20 requires companies, to the extent that communities are located in the self-rescue zone of those TSFs, to implement one of the following measures for such structures: either (i) the structure must be deactivated and decommissioned, (ii) the population must be relocated, with reparations for loss of cultural heritage, or (iii) reinforcement works that guarantee the effective stability of the structure must be carried out, by decision of the public authorities, taking into account the previous nature of the dam in relation to the occupation and technical-financial viability of the alternatives. Even if reinforcement works are completed, deactivation and decommissioning of those TSFs will be required at the end of the life of the mine. All of the TSFs operated by AngloGold Ashanti in Brazil have communities located in self-rescue zones. AngloGold Ashanti expects to transition to dry-stacking operations for tailings storage at each location in Brazil in the near term and to decommission each of these dams in accordance with their closure plans. According to current estimates, capital expenditures in 2021 required to implement this new technology will be in excess of $70 million.

At the state level, the state legislator in the state of Minas Gerais adopted Law No. 23.291/19 in February 2019 which contained the state’s policy on TSF safety and should be implemented in conjunction with the equivalent federal policy. Among other things, Law No. 23.291/19 determines the criteria for licensing and inspecting TSF structures, prohibits TSFs constructed or heightened using the upstream method, establishes bond requirements and holds management liable for non-compliance with its provisions. The administrative requirements to implement certain provisions of Law No. 23.291/19 have not yet been issued.

AngloGold Ashanti’s rights and permits

At AGA Mineraçao, Cuiabá has a single concession covering a total area of 3,662 hectares, Lamego is covered by three geographically contiguous concessions totally 1,622 hectares and Córrego do Sítio is hosted by five geographically contiguous concessions covering a total area of 6,017 hectares. All of these are in good standing. At Serra Grande, the company has interests in or agreements over 61,500 hectares in Crixas Greentone belt, representing approximately 87 percent of the relevant tenements that correspond to all current exploration and mining activities. These have been held since 1987. Brazilian mining concessions remain valid up to the depletion of the Ore Reserve and Mineral Resource pursuant to the Economic Exploitation Plan approved by the ANM and in accordance with the required environmental permits, and as a result do not have an explicit expiry date.

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

PINES program

In 2013, the national government instituted the PINES program designed to aid promoting certain projects that are deemed to have a national interest. This designation provides for greater oversight from the national government. All of our three advanced exploration projects (La Colosa, Quebradona and Gramalote) were considered of national strategic interest. Currently, Quebradona and Gramalote remain in the PINES program, but La Colosa was temporarily removed as such (until the force majeure is over).

Tax laws relating to mining

From the moment the concession contract is registered with the Mining Register, the concessionaire has several financial obligations, including the payment of (i) a surface fee during the exploration, construction and assembly stage and (ii) royalties.

Once exploration is complete and the mining infrastructure in place, the concessionaire must begin paying royalties to the Colombian government, consisting of a percentage of the primary product and sub-products being exploited. The percentage of the royalty depends on the regulation in force when the concession contract is registered. In the case of the Quebradona project, the deposit mainly consists of copper followed by gold and silver. There is a 5 percent royalty for copper on the production value at the mine’s or well’s edge (i.e. when extracted from the subsoil). In case of gold and silver, a royalty of 4 percent on the production valued at the mine’s or well’s edge (i.e. when extracted from the subsoil) was established.

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

There are some areas where mining activity is prohibited. These areas are national parks, regional parks, protected forest reserves, paramos (included in Act 1753, introduced in 2015) and wetlands, pursuant to the Ramsar Convention on Wetlands of International Importance. Some forest reserves are not “protected” but are set aside for active forestry purposes. Such forest reserves must be “extracted” after initial prospection, meaning that the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities. In addition, Resolution 187/2016, passed by the national government in late 2016, identifies areas that the Ministry of the Environment has determined to be “paramos” areas, or paramos transition areas. In these areas there are limitations on industrial or commercial work being performed, including mining. The regulation also specifies a process to determine what work, if any, can be performed in a paramos-designated area.

AngloGold Ashanti’s rights and permits

The La Colosa project managed by AngloGold Ashanti Colombia S.A. (AGA Colombia) remains in force majeure due to the delays in the granting of the environmental permits by the local environmental authority, thereby preventing AGA Colombia from undertaking further exploration activities. The current one-year grant of force majeure, during which time the specified timelines for completing the various phases of the mining project under the concession contract are suspended, will expire on 22 June 2021. AGA Colombia applied for a mining area integration (consolidation) of its concession contracts related to La Colosa, in respect of which AGA Colombia was not in compliance with some of the specified timelines. The application for mining area integration (consolidation) was approved in March 2017, which remedied the non-compliance of each consolidated concession and reset the specified timelines. La Colosa now has a single integrated mining concession contract (EIG-163) which covers a total area of 9,210 hectares and expires on 28 February 2037.

Minera de Cobre Quebradona S.A.S. B.I.C. (MCQ) which manages the Quebradona project, obtained the integration of concession agreement 5881 in October 2016 and registered in December 2016. As a result, MCQ was granted the exclusive right to explore, take ownership and dispose of the mineral reserves (ore) extracted from the concession area. MCQ has the right to request an extension of up to 30 years, at least two years before the expiration of the operating period. This extension is not automatic, and the request must be filed with new technical, economic, environmental and social studies that demonstrate the status of the mineral resources. Currently, concession contract 5881 is in its fifth year of the integrated exploration phase. The permits for the construction and mining operation are currently being assessed by the relevant mining authority (Secretaría de Minas de Antioquia) and the National Environmental Licensing Authority of Colombia (ANLA) is reviewing the environmental study.

The Gramalote project is organised as a joint venture between AngloGold Ashanti (through AGA Colombia Holdings Limited and AngloGold Ashanti Holdings plc) and B2Gold (through B2Gold Corp. and Graminvest Ventures Limited). Gramalote Limited, a

company incorporated under the laws of British Virgin Islands which is the legal vehicle operating the joint venture, established a Colombian branch, Gramalote Colombia Limited (GCL), to carry out activities in Colombia and obtain the mining concession contracts necessary to develop the Gramalote project. The Gramalote joint venture has been operated by B2Gold since January 2020. Pursuant to an integrated mining concession contract No. 14292, GCL was granted the exclusive right to explore, take ownership and dispose of the mineral reserves (ore) extracted from the concession area until April 2043. GCL has the right to request an extension of the operating period for up to 20 years, and, if exercised, such request to extend must include new technical, economic, environmental and social studies that demonstrate the status of the mineral resources. Currently, concession contract No. 14292 is in the phase of construction and assembly, pending resettlement of communities and the formal start of construction activities. GCL has received an environmental licence granted by the National Environmental Licensing Authority of Colombia (ANLA) and permits for the construction and mining operation which were approved by the relevant mining authority (Secretaría de Minas de Antioquia).

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

In Nevada, AngloGold Ashanti (U.S.A.) Exploration Inc. is advancing the Silicon Project, located on federal lands covering an area of approximately 5,700 acres. Additionally, a further 1,414 mining claims (29,215 acres) are also being explored. On these lands, AngloGold Ashanti (U.S.A.) Exploration Inc. is currently engaged in early-stage exploration activities that include, but are not limited to, geological and spectral mapping, surface geochemical sampling, geophysical surveying and RC and/or diamond drilling.

Mineral exploration activities in Nevada are also generally subject to applicable federal, state, and local permitting requirements, but the specific regulatory authorizations required for the company’s activities are based on the nature and location of the exploratory work. Many of AngloGold Ashanti (U.S.A.) Exploration Inc.’s Nevada operations are currently conducted under what is generally referred to under federal law as a notice-level operation subject to 43 CFR § 3809.21. The federal Bureau of Land Management (BLM) issued a Notice of Decision for the Silicon Project approving the proposed exploration operations on 1 November 2017. Four amendments to the Notice of Decision have been authorized by the BLM in letters dated 31 January 2018, 2 April 2018, 4 October 2018, and 4 March 2020.

AngloGold Ashanti (U.S.A.) Exploration Inc. has completed a subsequent permitting process for the Silicon Project to increase the exploration activities beyond the 5-acre notice level under federal and state law. This process was initiated in 2019 with the completion and submission of the required environmental baseline studies and the submission of a Plan of Operations and Reclamation Plan to the BLM and the state of Nevada Bureau of Mining Regulation and Reclamation (BMRR). In April 2020, the BLM published for public comment an environmental assessment for the Silicon Project as part of the subsequent permitting process. The comment period for the environmental assessment closed on 5 June 2020. On 24 July 2020, the BLM issued a Finding of No Significant Impact (FONSI) and Record of Decision approving the Plan of Operations and Reclamation Plan, subject to certain bonding requirements. On 31 July 2020, the BMRR also approved the Plan of Operations and Reclamation Plan and issued Reclamation Permit 0404. AngloGold Ashanti North America Inc., the owner of the Silicon Project, has subsequently increased its reclamation bond to $615,302. On 17 August 2020, Basin and Range Watch, Western Watersheds Project and Great Basin Resource Watch, three local opponents to the Silicon Project, filed a Notice of Appeal regarding the BLM’s FONSI and Record of Decision. The company is not required to suspend project work while the appeal is being considered. The aforementioned Notice of Decision for the Silicon Project and its four amendments are now part of the Silicon Project Plan of Operations.

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

The BLM issued a Notice of Decision for the Transvaal Project approving the proposed exploration operations on 19 October 2020. The Transvaal Project, situated within the Nye County of south-western Nevada, is wholly owned by AngloGold Ashanti North America Inc. It is an early-stage exploration project managed by AngloGold Ashanti (U.S.A.) Exploration Inc. and is currently comprised of 505 unpatented mining claims.

Although BMRR also regulates mining within the state of Nevada, exploration projects of 5 acres or less, the scope of a notice-level operation under federal law, are exempt from BMRR regulation. AngloGold Ashanti’s current Rhyolite North and Transvaal exploration programs fall within this exemption.

In addition, AngloGold Ashanti (U.S.A.) Exploration Inc. intends to conduct exploration activities on four new projects in western Nevada. Those projects include Midnight Star (553 claims; 11,425.62 acres), Admiral (686 claims; 14,173.55 acres), Atlantis (613 claims; 12,665.29 acres) and Caspa (269 claims; 5,557.85 acres), totalling 2,121 new claims for 43,822.31 acres. These projects will be subject to the same regulatory requirements as our current projects in Nevada.

Minnesota

In Minnesota, AngloGold Ashanti Minnesota Inc. completed early-stage reconnaissance exploration activities to determine the potential for gold mineralization in the northern counties of Minnesota. Based on the achieved results, the company has decided to terminate its exploration activities in the state and has closed out activities in accordance with state and company requirements.

Potential regulatory changes

Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law and other federal statutes relating to mining. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in extended permitting timelines and granting counties the ability to petition the U.S. Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. The U.S. Environmental Protection Agency has also proposed potential revisions to financial assurance requirements relating to mineral development activities. In June 2020, former President Trump signed an executive order directing certain federal agencies to streamline the review processes associated with permitting of infrastructure and natural resources projects. While this executive order may favorably affect the timing of our permit and project approvals, its impact is yet to be determined and remains uncertain.

AGA is currently unaware of any new federal or state legislative or regulatory changes or rule-making that has been proposed or enacted that would adversely affect its current exploration programs. If any requirements, standards or conditions were adopted in the future that imposed additional or new obligations or costs on AGA in connection with our exploration or extraction activities in the United States, the company’s operations in Nevada could be adversely affected.

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

Closure planning is an activity that starts at the exploration and mine design stage and continues throughout the life of mine:
•New projects include a closure plan which takes into account future closure and associated rehabilitation and other costs.
•The closure plan is reviewed annually and updated every three years (annually in the final three years of a mine’s life) or whenever significant changes are made, taking into account operational conditions, planning and regulatory requirements, international protocols, technological developments and advances in practice.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly so in Brazil and Ghana, where many of the mining and other operations have taken place for more than fifty years. A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operational. This practice serves to decrease the ultimate liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise Ore Reserve, which the company might wish to exploit should conditions, such as the gold price, change.
The company’s group closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different issues are raised which require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Communities also require information on the company’s rehabilitation of the landscape and on any lasting environmental impacts. Long-term remediation obligations, including decommissioning and restoration liabilities relating to past operations, are based on environmental management plans and compliance with current environmental and regulatory requirements.

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

Provisions for decommissioning and for restoration (excluding joint ventures and discontinued operations) increased from $634 million in 2019 to $674 million in 2020. This increase mainly relates to changes in discount rates based on global economic assumptions. The provisions were also impacted by changes in mine plans, resulting in a change in cash flows.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

In addition to post-mining land rehabilitation and closure requirements, AngloGold Ashanti is subject to extensive environmental, health and safety (EHS) laws and regulations in the various jurisdictions in which the company operates. These requirements govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control and GHGs); regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; worker health and safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials, and mine tailings. Environmental laws and regulations applicable to our operations, including the requirements contained in environmental permits, are generally becoming more restrictive. Significant EHS requirements, risks and trends affecting our mining and processing operations are described below.

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

Water Management

AngloGold Ashanti’s mining and processing operations are heavily dependent upon access to substantial volumes of water required for such operations. Typically, water-use permits or water rights in each country impose limits on the quantity of water that can be extracted from certain sources and require, among other things, that wastewater from mining operations meet certain water quality criteria if discharged to the environment. Water supply, quality and usage are areas of interest globally, but are particularly significant for operations in Brazil and Ghana, and for exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure to secure access to suitable water supplies, or achieve and maintain compliance with the requirements of our permits or licenses, could result in curtailment or suspension of production at the affected operation. Incidents of water pollution or shortage can, in extreme cases, lead to community protest and ultimately result in the withdrawal of community and government support for the company’s operations.

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

The impact of dust generation, breach, leak, or other failure of a waste rock or TSF, including any associated dam, can be significant, and the company therefore monitors such facilities closely in accordance with the company’s internal standards, independent review, national regulatory requirements, industry standards and commitments made to local communities. The occasional well-publicised failure of a third-party TSF and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at the company’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs, also in respect of other mine operators in that region.

For example, following the catastrophic failure of a TSF at an iron ore mine owned by Vale in the state of Minas Gerais in Brazil in January 2019, tailings were discharged into the mine’s administrative area and part of the local community, reportedly resulting in deaths and injuries to hundreds of people. As a result of this incident, there has been considerably increased regulatory scrutiny in Brazil and other areas on mining operations generally, and the requirements applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs have generally become far more stringent. In particular, in Brazil, new TSFs in the upstream design method have been prohibited both by the Brazilian National Mining Agency (ANM) Resolution No. 13/19, issued in August 2019, and by Federal Law No. 14.066/20, adopted in September 2020, and decommissioning of all existing upstream TSFs has been ordered. As a result, we will be required to reinforce, and to cease storage and disposal activities at, the TSF (known as “deactivation” or “desativação”) at our Serra Grande mine, located in the state of Goiás, by 15 September 2021. In addition, the Serra Grande mine TSF must be decommissioned by 15 February 2022, though that deadline could potentially be extended, up to 15 September 2025, with the consent of the ANM based on the technical plan for decommissioning. The incremental costs for reinforcing the walls of this facility and, ultimately, for deactivating and decommissioning the TSF in compliance with new legislation and regulations are expected to be material. We will also be required to reinforce or decommission all TSFs in Brazil constructed based on the downstream or “centerline” design method. AngloGold Ashanti expects to transition to dry-stacking operations for tailings storage at each location in Brazil in the near term and to decommission each of these dams in accordance with their closure plans. According to current estimates, capital expenditures in 2021 required to implement this new technology will be in excess of $70 million. Neither ANM Resolution No. 13/19 nor Federal Law No. 14.066/20 requires complete removal of tailings material (a process known as “decharacterization” or “descaracterização”) from TSFs. Further amendments to the regulatory requirements in Brazil governing such TSFs and related dams may be adopted in 2021. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

In addition, AngloGold Ashanti has committed to implement a new Global Industry Standard on Tailings Management, established in August 2020 by a panel comprised of industry and NGO experts, at its 22 TSFs in Africa, Australia and Brazil within the next five years, the costs of which are not expected to be material to AngloGold Ashanti.

Groundwater Impacts and Environmental Remediation

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact and to find sustainable remediation solutions. Based on those studies as well as discussion with regulators, the company has taken steps, including monitored natural attenuation and phyto-technologies, to address soil and groundwater contamination. For example, in Tanzania, a concept study for in-situ bioremediation project which uses naturally-occurring bacteria to reduce sulphate and nitrates in groundwater was undertaken in 2020 downstream of Geita mine’s TSF. Early results are encouraging, and the plans to roll out a phased project to address groundwater downstream of the TSF are in process.

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

Climate Change and GHG Regulation

GHGs are emitted directly by AngloGold Ashanti’s operations, as well as by external utilities from which AngloGold Ashanti purchases electricity.

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

Such measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes, including for those costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these obligations is through state-level implementation of new emissions or financial obligations pursuant to evolving climate change regulatory regimes.

For example, in 2010, Brazil launched the National Climate Change Policy, which established a voluntary national GHG reduction target of 36.1 percent to 38.9 percent below the projected emissions in 2020 for “business as usual”. The policy required the development of sector-specific plans in order to meet the target. Amongst other plans, it was intended to reduce deforestation in the Cerrado biome, where AngloGold Ashanti operates, by 40 percent compared to the average deforestation in 1999-2008 and expand renewable energy production and energy efficiency programmes. The policy also provided for a Brazilian GHG trading scheme, which is yet to be designed. While Brazil is not yet requiring mandatory GHG emissions reporting at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans, however Goiás and Minas Gerais State (in which AngloGold Ashanti operates) do not currently require GHG emissions management plans for mining projects. In 2015, Brazil announced, in connection with its commitments under the Paris Agreement, economy-wide absolute mitigation targets providing for a 37 percent reduction in GHG emissions by 2025, as compared to 2005, and a goal to reduction emissions by 43 percent by 2030 compared to 2005 levels.

In Australia, the Commonwealth Government introduced the Safeguard Mechanism (Rule 2015) through the existing National Greenhouse and Energy Reporting (NGER) scheme, to provide a framework for Australia’s largest emitters to measure, report and manage their emissions. It does this by encouraging large facilities, whose net emissions exceed the safeguard threshold, to keep their emissions at or below emissions baselines set by the Clean Energy Regulator. The safeguard mechanism applies to facilities with Scope 1 covered emissions of more than 100,000 tonnes of CO2-e per fiscal year. The Australian mining operations (Sunrise Dam and Tropicana) had emissions baselines set in 2016 for a 3-year period (expired in 2019) which were reported annually through the NGER scheme. During the 2018/19 fiscal year, Tropicana’s emissions were within its authorised threshold and Sunrise Dam was required to purchase offsets for emissions that were 0.8 percent above its safeguard threshold, the cost of which was immaterial. Two recent amendments to the Safeguard Mechanism (Rule 2015) enacted in March 2019 and May 2020 allowed for the application of transitional calculated baselines using estimated CO2-e emissions intensities. Based on the production and emissions forecasts, the Australian mining operations applied to use transitional calculated baselines in 2020 for Sunrise Dam and Tropicana, which were approved by the Clean Energy Regulator effective 1 July 2019 to 30 June 2022 for both operations. Accordingly, assuming our operations (and resultant emissions) are consistent with the forecasts in our current business plan, the Australian mining operations should be able to avoid purchasing emissions offsets for the business during this period. In any event, the cost of such offsets, if ultimately required to be purchased, including due to a change in our operations under our business plan prior to June 2022, are not anticipated to be material to our business.

In 2020, AngloGold Ashanti formed a new internal Climate Change Working Group (CCWG), whose members are drawn from key functions across our operating regions, to lead the development of an updated climate change response for the company, including medium term GHG emissions reduction targets which are expected to be announced in 2021.

In addition to more stringent requirements and commitments, AngloGold Ashanti’s operations are subject to a number of physical risks from climate change, such as changes in rainfall rates or patterns resulting in floods or droughts, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Such events or conditions, particularly including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the company’s property or equipment and increase health and safety risks on site. Under the CCWG’s leadership and in consultation with external consultants, physical climate risk assessments were undertaken in 2020 for all our operations using current climate models for different projected scenarios and climate adaptation plans were outlined. These adaptation plans will continue to be further refined in 2021.

Occupational and Community Safety and Health and Tropical Diseases

Safety is a significant focus of concern for AngloGold Ashanti. AngloGold Ashanti is subject to a variety of laws and regulations in each of the jurisdictions where the company operates that are designed to protect and improve the safety and health of employees.

In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations.

Our board of directors seeks to ensure that safety remains AngloGold Ashanti’s first priority and the Social, Ethics and Sustainability Committee is rigorous in overseeing the implementation of the group safety strategy. The group safety strategy is aligned with recognised leading practice in global safety standards and systems. AngloGold Ashanti has made significant strides in improving safety in recent years, by developing a systematic and integrated safety strategy executed by the executive and senior operational leadership teams. Sadly, we lost six colleagues during 2020, but a continuous improvement in the recorded all injury frequency rate has been observed over the majority of the operations. Safety remains a top priority for AngloGold Ashanti. We pursue and continually adapt strategies in line with recognised leading practice in global safety standards and systems in working towards our 2030 goal of providing workplaces free of serious injury and harm for our employees and contractors. During the revision of the Group Safety Strategy, a number of areas were considered: looking at eliminating both high consequence low-frequency events and low consequence high-frequency incidents through critical control management; introducing engineering and higher order controls; and improving organizational culture and behaviour. We are aligned with global standards and are rolling out ISO 45001:2018, which has replaced the OHSAS 18001:2007 series. All our operating mines are OHSAS 18001:2007 certified and are in the process of migration to ISO 45001:2018. Geita, Iduapriem, Siguiri, Cerro Vanguardia, Sunrise Dam and Tropicana mines have already achieved ISO 45001:2018 certification, with the remainder to follow during 2021. The certification process has been delayed due to COVID-19 travel restrictions.

In addition, AngloGold Ashanti is subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (NIHL) and occupational lung diseases (OLD). OLD includes occupational tuberculosis and silicosis in individuals exposed to silica dust. Silicosis has been particularly prevalent in South Africa and has also arisen at the company’s Africa and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres, clinics, and through outsourced service centres. The company continues to improve preventative occupational hygiene initiatives, such as implementing various control measures to prevent hazardous exposures, and providing employees with Personal Protective Equipment.

The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act, No. 78 of 1973 (ODMWA) and the Compensation for Occupational Injuries and Diseases Act, No. 130 of 1993 (COIDA). ODMWA provides for compensation to mineworkers and former mineworkers, who have work-related occupational diseases. COIDA provides for compensation in respect of job-related injuries and certain occupationally-related diseases contracted by mineworkers and former mineworkers. If the proposed combination and alignment were to occur, this could further increase the amount of statutory compensation that miners employed by AngloGold Ashanti could claim, which consequently could have an adverse effect on AngloGold Ashanti’s financial condition. In 2019, the Johannesburg High Court approved the settlement of existing silicosis and tuberculosis class actions against AngloGold Ashanti and other gold mining companies in South Africa. The recent sale of the company’s South African operating assets and liabilities did not include the silicosis or tuberculosis settlement obligations relating to South African employees, which were retained by AngloGold Ashanti. For further information, see “Item 18: Financial Statements—Note 1—Accounting Policies—Provision for silicosis”.

In addition to OLD, HIV and AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s Africa region operations. AngloGold Ashanti continues to implement programmes to help those infected with HIV and prevent new infections from spreading.

Malaria and other tropical diseases also pose health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women but also gives rise to deaths and absenteeism in adult men. All affected company operations have malaria control programmes in place. The Ghana Obuasi malaria control programme continues to roll-out indoor residual spraying programmes in 16 districts of Ghana in partnership with the Global Fund and the Ghana Department of Health.

In 2020, the COVID-19 pandemic took an unprecedented toll on businesses and socio-economic systems across the globe. This forced businesses to take extraordinary measures to protect the health of people, maintain operations and contribute to global control efforts. Similarly, the pandemic required significant focus and resources across AngloGold Ashanti as throughout the year we worked to limit the spread and maintain operations. Given the interdependence of employee and community health, measures to ensure the health of our employees and those in our communities remained our focus.

The emergence of COVID-19 however also assisted to better integrate broad health risk management beyond occupational health into the overall business strategy, to contribute to productivity as well as the social license to operate. We put various prevention and risk management protocols in place to address the potential risk of an epidemic or pandemic after our experience with Ebola in Guinea in 2014 and 2015 – our health team made sure that we were better prepared than many to address the situation.

This pandemic also highlighted other associated risks and emphasized the importance of optimising mental health, minimising non-communicable diseases associated with lifestyle as well as the need for systematic contribution to health system strengthening, local skill development and overall community development in the jurisdictions in which we operate. Such risks impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources.

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

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2020

Operations, projects and exploration programmes

AMERICAS		AFRICA REGION		AUSTRALIA
1	Argentina	4	Guinea	8	Australia
	Cerro Vanguardia (92.5%)		Siguiri (85%)		Sunrise Dam
2	Brazil	5	Ghana		Tropicana (70%)
	Serra Grande		Iduapriem
	AGA Mineração		Obuasi(4)
3	Colombia	6	DRC
	Gramalote (50%)(1)		Kibali (45%)(5)
	La Colosa	7	Tanzania
	Quebradona		Geita

	United States (exploration)

Percentages indicate the ownership interest of AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated.
(1)     The joint arrangement, managed and operated by B2 Gold, is recognised as a joint operation in the financial statements.
(2)    Sale completed on 10 November 2020.
(3)    Sale completed on 31 December 2020.
(4)    Obuasi's redevelopment project began in 2018.
(5)    Kibali is managed and operated by the company's joint venture partner Barrick.
(6)    Sale completed on 30 September 2020.

OPERATING PERFORMANCE

Group description

AngloGold Ashanti, an independent, global gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third largest gold mining company in the world.

In 2020, our portfolio of ten operations in eight countries, includes long-life operating assets with differing ore body types located in key gold-producing regions around the world. These operating assets were supported by three greenfields projects in Colombia and a focused global exploration programme, including exploration in the United States.

Our operations and projects are grouped into the following regions: Africa, Americas, Australia and South Africa (producing assets sold during 2020).

On 12 February 2020, the Company announced that it had reached an agreement with Harmony to sell all its remaining South African producing assets and related liabilities. The sale closed on 30 September 2020. On 10 November 2020, the Company announced that it had completed the sale of its interest in the Morila mine in Mali and on 30 December 2020, the Company announced that it had completed the sale of its interest in the Sadiola Mine in Mali.

AngloGold Ashanti’s operations and joint arrangements employed, on average, 36,952 people (including contractors) in 2020 (2019: 34,263).

Performance (including discontinued operations)

In 2020, AngloGold Ashanti produced attributable 3.0 million ounces (Moz) of gold (2019: 3.3Moz) as well as 3.6Moz of silver and 188 tonnes of sulphuric acid as by-products.

Production of 3.0 Moz of gold was achieved at a cost of sales of $3.0 billion and an all-in sustaining cost of $1,072/oz for subsidiaries and $810/oz for equity accounted joint venture operations compared to a production of 3.3Moz in 2019 at a cost of sales of $3.1 billion and all-in sustaining cost of $1,017/oz for subsidiaries and $767/oz for equity accounted joint venture operations.

Gold
The AngloGold Ashanti gold Ore Reserve reduced from 43.8Moz in December 2019 to 29.5Moz in December 2020. This gross annual decrease of 14.3Moz includes depletion of 3.4Moz, and disposal of assets in the South African region and Sadiola of 16.7Moz. This is offset partly by additions due to exploration and modelling changes of 4.5Moz, changes in economic assumptions of 1.0Moz and other factors of 0.3Moz. The Ore Reserve was estimated using the AngloGold Ashanti gold price of US$1,200/oz (2019: US$1,100/oz).

Copper
The AngloGold Ashanti copper Ore Reserve increased from 1.39Mt (3,068Mlb) in December 2019 to 1.41Mt (3,105Mlb) in December 2020. This gross annual increase of 0.02Mt due to optimisation of the production levels. The Ore Reserve was estimated at the AngloGold Ashanti copper price of US$2.65/lb (2019: US$2.65/lb).

Capital expenditure, including equity accounted joint ventures, in 2020 amounted to $792 million (2019: $814 million).

Safety

There were regrettably six fatalities across the group’s operations in 2020. The all injury frequency rate was 2.39 per million hours worked compared to 3.31 in 2019. Regrettably, there was one fatality at the Serra Grande mine in Brazil in a fall of ground incident in early 2021.

AFRICA REGION

At year end, AngloGold Ashanti had five operations in the Africa region, four of which we manage and one of which is managed by Barrick. The Obuasi redevelopment project, which was commissioned in 2020, is on track to achieve steady-state production during 2021. The sale of Morila was completed on 10 November 2020 and the sale of Sadiola was completed on 30 December 2020.

	Attributable gold production (000oz)	Average number of employees
Subsidiary operations
Ghana
Iduapriem	275	1,774
Obuasi	30	4,210
Guinea
Attr. Siguiri 85%	215	3,016
Tanzania
Geita	623	5,496

Joint venture operations
Democratic Republic of the Congo
Attr. Kibali 45%	364	2,333

Africa Region - Key Statistics

	Unit	2020	2019	2018
Subsidiary operations
Tonnes treated/milled	Mt	20.1	19.1	19.5
Pay limit	oz/t	0.034	0.039	0.040
	g/t	1.160	1.330	1.372
Recovered grade	oz/t	0.052	0.060	0.049
	g/t	1.77	1.77	1.69
Gold production (attributable)	000oz	1,143	1,094	1,060
Cost of sales	$m	1,232	1,173	1,127
Total cash costs (1)	$/oz	797	801	813
All-in sustaining costs (1)	$/oz	975	947	941
Capital expenditure	$m	345	359	246
Safety
Number of fatalities		2	0	0
AIFR	Per million hours worked	0.55	0.62	0.51
People
Average no of employees: Total		14,496	12,847	11,490
Permanent employees		5,433	4,939	4,625
Contractors		9,063	7,908	6,865

(1) Includes Obuasi gold production in 2020, capitalised as part of the project development.

	Unit	2020	2019	2018
Joint venture operations
Tonnes treated/milled	Mt	3.4	7.5	7.8
Pay limit	oz/t	0.048	0.037	0.041
	g/t	1.640	1.255	1.403
Recovered grade	oz/t	0.096	0.060	0.053
	g/t	3.29	1.85	1.81
Gold production (attributable)	000oz	364	445	452
Cost of sales	$m	340	428	480
Total cash costs (1)	$/oz	629	657	680
All-in sustaining costs (1)	$/oz	810	767	820
Capital expenditure	$m	52	51	67
Safety
Number of fatalities(2)		n/a	0	0
AIFR (2)	Per million hours worked	n/a	0.65	0.29
People
Average no of employees: Total		2,333	2,939	3,343
Permanent employees		824	1,192	1,072
Contractors		1,509	1,747	2,271

(1)Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.
(2)Excludes Kibali which is managed by Barrick and not AngloGold Ashanti. For years prior to 2020, amounts are inclusive of amounts pertaining to Sadiola, which was sold in 2020.

Production and costs

Production from the Africa region subsidiaries increased from 1.094Moz in 2019 to 1,143Moz in 2020. The joint venture operations reported decreased production from 445Moz in 2019 compared to 364Moz in 2020, mainly due to the sale of the Sadiola and Morila joint ventures. Joint venture production in the Africa region in 2020 included record production at Geita, a marginal increase at Siguiri and a solid production performance at Iduapriem. The Kibali joint venture had a steady performance with a marginal decrease in production.

Geita’s production of 623,000oz was the highest annual production level achieved in the last 15 years and 3% higher than the preceding year’s 604,000oz. The increase was attributed to the greater volumes treated as the underground operations continued to ramp-up, providing finer fragmentation and higher grades to the mill. The processing plant benefited from higher run time, resulting in a 14% increase in underground tonnes mined for the year.

Iduapriem had a solid performance with gold production of 275,000oz maintaining the record production level of the previous year. This performance was primarily due to the 2% improvement in plant feed, supported by higher grades following implementation of the grade improvement project during 2020. Improved grades were partly offset by a 2% decline in tonnes treated due to challenges experienced in treating harder ore material. An additional tertiary ore crushing stage is being constructed to reduce the feed size to the milling circuit to deal with the increased rock hardness as deeper ore is extracted. In the second half of 2020, a decision was made to accelerate waste stripping at the Teberebie Cut 2 at the Block 7 and 8 pit, with some of the waste stripping planned for 2021 brought forward to the fourth quarter in 2020. As a result, mined volumes increased on the back of this investment, with the operation on track to accelerate ore delivery to the mill. Waste stripping here will continue into 2021. This strategic investment will assist the operation to reach the ore zone earlier, thus increasing confidence in planned gold production for 2021.

Siguiri increased production marginally in 2020 to 215,000oz compared with 213,000oz in 2019. Improvements in hardrock processing capability resulted in higher plant feed grade. Conversion of three leach tanks to carbon-in-leach and the Mill 1 discharge pump upgrade were successfully completed and commissioned on schedule. These will together help to improve overall plant recovery rates. Plant interventions and the effective use of plant run time increased throughput to 11.2Mt during the year. Progressive improvements were already delivered in the second half of the year, up 7% year-on-year over the six-month period.

Kibali had steady performance with production of 364,000oz (45% attributable), marginally lower than the 366,000oz produced in 2019. Record underground production was achieved in December 2020 and for the fourth quarter. Steady plant performance resulted in a 2% increase in plant throughput compared to 2019. This was partly offset by 2% decline in the recovered grade due to the impact of ore feed blend to the plant. The mine invested further in technology to will allow multiple, autonomous machines to operate on the same haulage and production levels, and to provide real-time visibility of all operations, including automated control of ventilation fans.

Cost of sales and all-in sustaining costs (AISC) for the subsidiary operations in the region increased to $1,232 million and $975/oz from $1,173 million and $947/oz in 2019, respectively, This increase was a result of higher underground mining costs at Geita due to the step-up in ore and waste volumes, offset by lower open pit mining cost following the completion of mining in Nyakanga Cut 8 by the end of September 2020; higher stay-in-business capital spend as a result of waste stripping at Teberebie Cut 2 at Iduapriem and additional Ore Reserve development at Geita and Obuasi; as well as higher royalty costs across the operations due to the increase in the average gold price received. Cost of sales for the joint venture operations decreased due exclusion of costs compared to 2019 due to the sale of Sadiola and Morila operations. AISC increased at Kibali during 2020.

The Operational Excellence programme continued during 2020. This programme is a group-wide efficiency-driven initiative focused on optimising mine plans and systems and on improving operational cost management. This translated into a review of asset potential and the further entrenchment of capital discipline. Various enhancement projects are tracked through a project management system as we strive to meaningfully move down the cost curve. Through this process, mine planning and forecasting improvement have been reflected in improved consistency in our reported cost performance.

Capital expenditure

Total capital spend for the region was $397m in 2020 compared to $410m in 2019. Capital investment was challenged by the global COVID-19 pandemic, resulting in delayed deliveries and a difficult execution environment. Growth capital of $168m was spent on the redevelopment of the Obuasi mine. Underground Ore Reserve development projects continued at Geita and pre-stripping began at Iduapriem for Teberebie Cut 2. These projects will provide access to orebodies identified for future gold extraction. The balance of the sustaining capital investment was used for capitalised exploration and stay-in-business projects to improve asset integrity and realise business improvements across the operations, to ensure safe and sustainable growth and production.

Safety

Regrettably, there were two fatalities in the Africa region in 2020. At Obuasi, in June 2020, an experienced equipment operator was hit by an underground load-haul dumper, while in July 2020 a security guard was hit and killed by a car driven by a private citizen, at the gate to one of Obuasi’s housing estates. Notwithstanding these setbacks, the region saw an improvement in AIFR from 0.62 per millions hours worked in 2019 to 0.55 in 2020.

Ore Reserve

The total attributable Africa Region Ore Reserve was 19.12 million ounces (2019: 17.93 million ounces). This amounts to 65 percent of the group’s Ore Reserve.

Growth and improvement

Siguiri’s combination plant project ramp-up progressed to achieve design throughput rates in the three-stage crushing plant and milling circuit. Recovery improved to 83.2% following completion of three additional CIL tank conversions and other supplementary projects. Commissioning of the fines screening plant planned for 2021 will increase the hard rock capacity of the crushing plant and improve the potential for high-grade hard rock optimisation. Furthermore, following approval of the Siguiri Block 2 feasibility study in 2020, execution is scheduled to begin in 2021.

At Geita, the focus on Ore Reserve development continued with 7,271m of development completed in 2020 compared to 4,130m in 2019. While this development provides access to the underground orebody, it also gives access to underground exploration platforms. Geita is progressing various underground projects which include ventilation, electrical supply, pumping and backfill projects to establish infrastructure for the underground operations at the Star & Comet and Nyankanga mining areas. The Geita Hill underground mining area and environmental permits were obtained and development of the access portal began in late 2020. The feasibility study For the Nyamalilima open pit project, located 2.4km from the Star & Comet underground operation, is in progress with execution planned for 2021. Furthermore, the mine initiated a national electric grid project for which the feasibility study and design are in progress for execution and connection in 2021/2022. The Grid connection planned will deliver a significantly reduced GHG emission footprint and a lower unit cost for power.

At Iduapriem, waste stripping for Teberebie Cut 2 was initiated and ore was mined from Teberebie Cut 1, Cut 3 and Ajopa. The mine is currently undergoing infrastructure development with the re-investment to take place from 2021 to 2023. Projects include a waste-water treatment plant expansion, new TSF and return water dam. Permitting, land compensation and land access requirements run concurrently with the project and will continue as part of discussions with government, the authorities and relevant stakeholders. The mine is in the process of commissioning an additional tertiary ore crushing stage to reduce the ore feed size to the milling circuit to deal with the increased rock hardness as deeper ore is extracted. The brownfields exploration drilling campaign at the Teberebie and Ajopa pits continued in 2020.

At Kibali, the Ore Reserve depleted during 2020 was replaced for the second consecutive year, emphasising the success of the exploration and Ore Reserve replacement strategy in place. The Megi-Marakeke-Sayi prefeasibility study was completed, delivering another viable open pit project that will improve the mine’s open cast and underground ore ratio and enhance mine plan flexibility. Drilling at Gorumbwa highlighted future underground potential. Ongoing conversion drilling at KCD underground continues to deliver additional Ore Reserve to extend the mine life. The mine is well placed to meet its 10-year production targets and to extend the production beyond this horizon.

The Obuasi redevelopment project continued during 2020, notwithstanding the challenges of COVID-19 which impacted completion of Phase 2 of the project. The project, which began in 2019, was set out in two phases. Phase 1 – Operational readiness – of the mine and plant redevelopment achieved output of 2,000 tonnes per day (tpd) of ore mined and milled. Phase 2 – the mine and plant infrastructure development – was to ramp up to 4,000tpd with commissioning underway by end December 2020.

The project made steady progress across several fronts. Commissioning of the phase 2 mills (4,000tpd capacity) began on schedule, the Ore Reserve had increased by 22% at year-end and the metallurgical circuit was operating as planned. The mining ramp-up was challenged by specialist-skills shortages due to COVID-19-related cases, quarantines and ongoing travel restrictions, particularly to and from Australia. Infrastructure development – the KRS ventilation shaft, the paste-fill plant and underground orehandling systems – is progressing to schedule, albeit with reduced flexibility due to similar constraints. Phase 1 achieved commercial production on 1 October 2020.

Operational Readiness continued in the fourth quarter of 2020 with capacity of 2,000tpd achieved. The project’s production for the full year ended 31 December 2020 was 127,000oz, with 30,000oz produced in the fourth quarter of the year. This included a 22-day planned stoppage in December for the tie-in of phase 2 of the project. Mining rates continued to be constrained by skilled labour challenges caused by Australian international travel restrictions during the year. These were again tightened in January 2021, with the quota of weekly travellers allowed to enter and exit the country’s airports being reduced further. This challenge is being resolved by a continued focus on in-country recruitment and training to help bridge the gap. As a result, the mine plan for 2020 was revised to take into account the COVID-19 limitations. This plan intends to achieve the required ramp-up in production in parallel with the construction schedule and progress is being made in the second production area at Block 8-Lower.

Phase 2 construction was 90.1% complete as of 31 December 2020. Commissioning of the milling circuit began and continued in early 2021. Completion of the KRS shaft, paste-fill plant and the GCVS ventilation shaft are targeted for June 2021 when the ramp-up of phase 2 capacity to 4,000tpd (~1.7Mt annually) is planned to begin.

THE AMERICAS

The Americas region has three mining operations, featuring both open pit and underground mining (one in Argentina and two in Brazil) as well as two advanced greenfields projects in Colombia and exploration activities in the United States.

	Attributable gold production (000oz)	Average number of employees
Operations
1. Argentina
Cerro Vanguardia (Attr. 92.5%)	173	1,566
2. Brazil
AGA Mineração	362	5,528
Serra Grande	114	1,695

Americas - Key Statistics

	Unit	2020	2019	2018
Operation
Tonnes treated/milled	Mt	7.5	7.2	6.8
Pay limit	oz/t	0.07	0.11	0.12
	g/t	2.46	3.79	4.14
Recovered grade	oz/t	0.081	0.089	0.103
	g/t	2.77	3.04	3.55
Gold production (Attributable)	000oz	649	710	776
Silver (attributable)	Moz	3.3	3.4	5.9
Cost of sales	$m	764	822	838
Total cash costs (1)	$/oz	721	736	624
All-in sustaining costs (1)	$/oz	1,003	1,032	855
Capital expenditure (2)	$m	217	195	176
Safety
Number of fatalities		0	0	1
AIFR	Per million hours worked	3.68	3.50	3.97
People
Average no of employees: Total		8,789	8,114	7,973
Permanent employees		6,158	5,869	5,755
Contractors		2,631	2,245	2,218

(1)Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.
(2)100 percent, (not attributable) and includes Colombia.

Production and costs

Total production for the Americas region in 2020 declined to 649,000oz compared with 710,000oz in 2019, due to production declines at Serra Grande in Brazil and Cerro Vanguardia in Argentina.

At Cerro Vanguardia in Argentina, production of 173,000oz was 23% lower than 225,000oz the previous year. As this is a mature operation, this decline was largely due to the lower grades mined and reduced tonnages owing to the impact of the COVID-19 pandemic. Cerro Vanguardia had been performing well in terms of planned gold production using the available stockpile but unfortunately production was halted twice during the last quarter of the year – first a voluntary closure after the identification of positive COVID-19 cases at site in November, followed by a mandatory government-imposed lockdown in December.

In Brazil, production of 476,000oz was 2% lower than the previous year, mainly due to series of operational issues that were compounded by COVID-related restrictions. Production had improved by year end with production in the second half of the up by 7% as a result of an increase in tonnes of ore mined.

At AGA Mineração, full year production was 362,000oz, in line with 2019 despite the impact of stoppages and absenteeism due to COVID -19, unexpected and heavier-than-normal rains in the first half of the year, and geotechnical issues on the high-grade programmed stope. The Cuiabá complex’s production declined 7% lower than in 2019 due to geological modelling which reduced the thickness of the orebody at the lower levels of the mine.

At the Córrego do Sítio (CdS) complex, production increased by 22% to 101,000oz compared with 2019. This increase was due to the higher tonnages and grades placed onto the heap leach and the higher tonnage treated in the sulphide circuit. This improvement resulted from the strategy in place at CdS Mine 1 to increase development and production. Following consolidation of the São Bento operation (CdS II), plant capacity increased and implementation of the improvement project to improve reliability of the sulphide plant was completed.

At Serra Grande, production declined 7% to 114,000oz, mainly resulting from lower grades due to geological model changes, grade control changes and operational delays at high grade stope areas, further impacted by absenteeism due to the COVID-19 pandemic.

Cost of sales in the Americas region decreased by 8% from $822m in 2019 to $764m in 2020. The region’s all-in-sustaining cost of $1,003/oz for 2020 was 3% lower than $1,032/oz in 2019, a consequence mainly of depreciation against the dollar in both the Brazilian and Argentinian currencies, changes in rehabilitation provisions (economic parameters) and, in Argentina, a higher silver by-product price that was partially offset by lower gold production and inflationary pressures.

Total cash costs were down 2% for the region. In Brazil the decrease in total cash costs reflect the weaker exchange rate of the Brazilian real against the US dollar and the increase in stockpile inventories, coming in lower year-on-year despite lower gold production and higher operational costs related to spare parts, rental equipment and mine contractors.

At Cerro Vanguardia in Argentina, total cash costs were 4% higher year-on-year, mainly as a result of increased inflation mainly relating to increments in salaries. Unfavourable stockpile movements due to lower tonnes mined and treated and higher royalties on the back of the higher average gold price received also contributed to increased costs. These were partially offset by higher efficiencies derived from reduced consumption of energy, maintenance services and spare parts.

Capital expenditure

Regional capital expenditure of $217m was 11% higher than the previous year and was mainly on Ore Reserve development, exploration, enhanced TSF management and maintenance, mainly for the Brazilian operations. This expenditure included $49m for the Colombian projects, mainly in relation to the MCQ land capitalisation and completion of the technical feasibility studies and the bridging engineering phase, as well as the Gramalote drilling programme and activities to do with the completion of the feasibility studies.

The Brazilian operations maintained focus on Ore Reserve and Mineral Resource conversion to improve confidence levels, while work is underway to convert the TSFs to dry stacking.

At Cerro Vanguardia, in Argentina, COVID-related stoppages resulted in reduced Ore Reserve development as fewer metres were developed. Capital expenditure for the year was spent mostly on the replacement of mine equipment. During 2020, the mine continued with its strategy to purchase larger trucks to increase hauling and loading capacity to further improve productivity and haulage volumes. Fleet renewal will continue in 2021.

The outlook for growth capital expenditure outflows for the region until 2024 relate mainly to the Gramalote and Quebradona projects in Colombia. Quebradona will enable the group to diversify into copper production at an attractive estimated copper all-in sustaining cost margin of between 60% to 70%. Some increase in the capital outlay is also expected between 2021 to 2022 at AGA Mineração in respect of Ore Reserve development and exploration to increase orebody confidence and ongoing TSF conversion to dry-stacking. According to current estimates, capital expenditures in 2021 required to implement this conversion to dry stacking will be in excess of $70 million.

Safety

There were no fatalities in the Americas region in 2020. Safety regressed overall with an increase in AIFR of 3.50 in 2019 to 3.68 in 2020. Regrettably, there was one fatality at the Serra Grande mine in Brazil in a fall of ground incident in early 2021.

Ore Reserve

At the end of 2020, the total attributable Ore Reserve for the Americas region was 7.52 million ounces (2019: 7.2 million ounces). This is approximately 25 percent of the group’s total Ore Reserve.

Growth and improvement

In Brazil, plans to increase gold production are underway. Productivity is expected to improve as a result of the Operational Excellence initiatives that are underway. The strategy to enhance mining flexibility through focused development, that began delivering results in 2019, continued in 2020 and is key for the upcoming year.

Despite a drop in production, the Cuiabá complex achieved a record 19,357m of development in the year, an increase of 17% from 2019 (16,563m), together with the processing of record volumes at the plant, 1.905Mt in 2020 versus 1.799Mt in 2019. These results are outcomes of an Operational Excellence strategy conducted in 2020. As part of the long-term growth strategy, the potential for new orebodies is being investigated in regional targets, along with plans for the deepening of the Cuiabá mine and the building of orebody knowledge at depth and related modelling of geological behaviour.

At Córrego do Sítio (CdS), the focus remains in advancing the exploration drilling campaign to enable reserve addition to support mine flexibility and support a future expansion. In the long term, replacement of the Lamego Ore Reserve will provide expansion opportunities at the CdS complex. In the short-to-medium term, exploration, evaluation and implementation of additional production sources are expected at both Cuiabá and CdS II.

At Serra Grande, exploration and Ore Reserve development will create options to further scale-up production, extend the life of mine and sustain higher margins. Exploration and Ore Reserve development will create options to increase production, extend mine life and improve margins. An exploration drill campaign has successfully confirmed the down-plunge continuity of the underground mines. In addition, the discovery of other new orebodies, including Palmeiras Sul, has consistently grown the Mineral Resource. There is also opportunity for unlocking the open pit potential in the greenstone belt.

At Cerro Vanguardia, exploration during 2020 continued searching for new viable orebodies to extend the mine life. This included successful channel sampling and diamond drilling. A total of 25,073m was drilled as part of a long-term programme to pursue the extension of mineralisation along and down-dip of some of the more important veins in the central zone of the district. The drilling programme also targeted minor secondary veins and tested new targets several kilometres away from the main zone. Plans for 2021 include further diamond drilling to find new exploration targets and determine a new Inferred Mineral Resource as well as to convert the existing Inferred Mineral Resource into Ore Reserve, as well as additional trenching, channel sampling and ground magnetics surveys.

The Quebradona and Gramalote projects are expected to complete feasibility studies and be presented to the board for approval in the second half in 2021. Once approved, construction at Gramalote is expected to take about three years with production expected to start in 2024. At Quebradona, construction is anticipated to take approximately four years, starting first with the underground access tunnel development, followed by orebody development and process plant construction.

In Brazil, starting from the second quarter of 2020, the Brazilian operations reviewed their portfolio to include new initiatives to create value in line with the Operational Excellence programme. Initiatives included operational and administrative efficiency gains across all sites and regional office. Increasing mine flexibility was a key focus in 2020. Operations set new records for development and processing, which helped offset negative impacts of geological model changes and other operational challenges faced throughout the year, including COVID-19.

In Argentina, the Operational Excellence initiatives related to different areas were implemented during 2020. The most significant savings resulted from the renegotiation of the natural gas contract.

AUSTRALIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	256	622
2. Tropicana 70%	298	608
AngloGold Ashanti’s Australian assets comprise the wholly owned Sunrise Dam and the 70 percent-owned Tropicana Gold mine located in the north-eastern goldfields of the state of Western Australia.

Australia - Key Statistics

	Unit	2020	2019	2018
Operation
Tonnes treated/milled	Mt	10.2	10.1	9.5
Pay limit	oz/t	0.06	0.06	0.07
	g/t	1.95	1.95	2.10
Recovered grade	oz/t	0.054	0.060	0.065
	g/t	1.69	1.87	2.01
Gold production (attributable)	000oz	554	614	625
Cost of sales	$m	705	632	622
Total cash costs (1)	$/oz	968	730	762
All-in sustaining costs (1)	$/oz	1,225	990	1,038
Capital expenditure	$m	143	149	156
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	3.74	7.33	9.14
People
Average no of employees: Total		1,230	1,140	1,051
Permanent employees		259	249	238
Contractors		971	891	813

(1)Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

Production and costs

The Australia region produced 554,000oz in 2020 compared to 614,000oz in 2019, as the completion of grade streaming and a lower proportion of open pit ore in the mill feed resulted in a 17% drop in year-on-year attributable production at Tropicana, in line with the mine plan.

At Sunrise Dam production was steady at 256,000oz as the mine focused on a strategy to fill the mill with the best quality ore through a programme of underground exploration and development to build orebody knowledge and add to the Ore Reserve. The strategy involves maximizing the extraction of the Vogue orebody, which is currently the primary source of underground ore, and providing mining flexibility by developing an alternate mining area. Vogue will contribute 80% of underground ore over the next two years, with multiple ore sources making up the remaining 20% of mill feed. Mill throughput remained consistent at 4.1Mt for 2020 and metallurgical recovery is benefiting from the float ultra-fine grind circuit that was implemented in 2018.

Pre-stripping of the Golden Delicious open pit, 12km from the Sunrise Dam processing plant, began in the December quarter 2020. Ore production from Golden Delicious is scheduled to begin in the June quarter of 2021 and the open pit is expected to deliver approximately 136,000oz over a 2.7-year life of mine. From the second half of 2021, Golden Delicious ore will totally displace the low-grade stockpile mill feed, enabling grade streaming to be applied through 2022.

Tropicana produced 298,000oz (attributable) for the year compared to 360,000oz in 2019. Production was lower year-on-year as planned. Up until June 2020, ore production from the open pits exceeded plant capacity, allowing higher-grade ore to be preferentially treated, while lower-grade ore was accumulated on stockpiles. With the completion of the Tropicana pit and stage one of the Havana pit (Havana cutbacks 1, 2 and 3) mid-way through the year, this grade streaming process ceased, in line with the mine plan.

The Boston Shaker underground mine started commercial production on time and on budget in September 2020. When the underground mine reaches its full production rate of 1.1 Mtpa in the second half of 2021, it will contribute 100,000oz annually to gold production. The mine will achieve payback in three years. Waste stripping for stage 2 of the Havana pit began in the second half of 2020 and while waste stripping is underway, mill feed will be made up of ore from the Boston Shaker underground mine, the Boston Shaker open pit and stockpiles.

The Tropicana processing plant continued to perform well in 2020, with throughput and metallurgical recoveries higher than the previous year. Further efficiency improvements are planned for 2021 to increase throughput from 8.8Mtpa to 9Mtpa in the second half.

Cost of sales in the Australia region increased from $632m in 2019 to $705m in 2020. The region’s all-in sustaining cost was $1,225/oz in 2020 compared to $990/oz in 2019. This was largely due to a 41% increase in all-in sustaining cost at Tropicana where lower production and unfavourable inventory movement had a negative impact. The all-in sustaining cost at Sunrise Dam increased by 6% due mainly to costs related to a higher volume of ore purchases from external sources (298,000t compared to 71,000t in 2019) in 2020. Costs were also impacted by additional unbudgeted COVID-19 expenditure.

Capital expenditure

The region’s capital expenditure of $142.6 million in 2020 remained in line with 2019 capital expenditure of $149.2 million. A total of $89.5 million was spent at Tropicana including $25.3 million of growth capital to complete the Boston Shaker underground project on time and on budget. Deferred waste and capitalised prestripping, representing 52% of the total in 2020, remains the focus at Tropicana.

At Sunrise Dam a total of $52.8 million was spent during 2020, which includes $3 million spent on the commencement of the Golden Delicious growth project. Golden Delicious will reach commercial production in the third quarter of 2021. Ore Reserve development capital expenditure at 42% of the total in 2020 remains the focus at Sunrise Dam to unlock future gold production.

Safety

There were no fatalities in the Australia region in 2020, continuing a positive safety trend since the commissioning of Tropicana in 2013. The site ended the year with the AIFR for the region dropping to 3.74. The regional LTIFR for 2020 was 0.79. Notably Tropicana has had three restricted work case injuries for two years and no lost time injuries for three years.

Ore Reserve

At the end of 2020, the total attributable Ore Reserve for the Australia region was 3.04 million ounces (2019: 3.2 million ounces). This is approximately 10 percent of the group’s total Ore Reserve.

Growth and improvement

At Sunrise Dam the substantial underground diamond-drilling programme that began in 2019 is generating encouraging results, discovering the Frankie orebody during 2020 and extending the Vogue and Carey Shear ore zones. Multiple ore zones remain open along strike and at depth.

Two major steep lodes have been defined at Frankie spanning in strike length and 400m in height. Frankie is close to existing underground infrastructure and based on results to date this area has the potential to deliver approximately 500,000t of ore per annum over a five-year period from 2023. A dedicated diamond drilling platform was established in early 2021 to better drill out this zone, and three diamond drill rigs were drilling from existing drives for strike extensions to the north and south.

Regional exploration continues to seek additional satellite ore sources within trucking distance of the Sunrise Dam processing plant. The aim is to deliver annual ore production of 3 Mtpa to displace lower grade surface stockpiles.

The company holds 880 square kilometres of tenements in this highly prospective district, some in the Butcher Well joint venture with Northern Star and some in its own right. Drilling will continue in 2021.

There is significant potential to unlock known extensions of mineralisation beneath the Tropicana and Havana open pits as well as extensions at depth in the Boston Shaker underground.

A study to look at the trade-off between mining deeper Havana mineralisation via a third cutback or by underground methods was initiated in 2020. This study will be completed in the first half of 2021.

Development of a 500m underground drill drive from the Boston Shaker decline to test beneath the Tropicana open pit was completed in 2020 and diamond drilling was underway early in 2021. The drill drive is well-positioned to provide production access to Tropicana underground mineralisation, should an Ore Reserve be defined. This drive could also be extended to cost-effectively explore the mineralised system beneath the open pits to the south and ultimately access the Havana underground mineralisation in the future.

Near-mine exploration continues to focus on understanding the geology to the north and south of Tropicana, seeking strike extensions and offsets to the Tropicana orebody.

Satellite open pit opportunities are being assessed along the mineralised corridor to the north of the mine at Springbok and Angel Eyes, to the south at Rusty Nail and further south at Madras and New Zebra.

SOUTH AFRICA

The sale of the South African assets to Harmony closed on 30 September 2020. As a result, the figures in this section relate to the nine months ended on 30 September 2020, unless the context indicates otherwise.

The discontinued operations in the South Africa region are:

West Wits: Mponeng
Surface operations

	Gold production (000oz)	Average number of employees
Operations
South Africa
1. West Wits
Mponeng	134	5,040
2. Surface operations (1)	107	2,254
(1)Includes MWS for purposes of this annual report. It is operated and managed as a separate cash-generating unit.

South Africa Key Statistics

	Unit	2020	2019	2018
Operation
Tonnes treated/milled	Mt	0.4	35.1	34.9
Pay limit (1)	oz/t	0.40	0.33	0.44
	g/t	14.60	11.90	16.11
Recovered grade (1)	oz/t	0.120	0.183	0.219
	g/t	3.75	5.69	6.82
Gold production	000oz	241	419	487
Cost of sales	$m	287	479	590
Total cash costs (2)	$/oz	1,149	981	1,033
All-in sustaining costs (2)	$/oz	1,296	1,132	1,178
Capital expenditure	$m	35	57	73
Safety
Number of fatalities		4	0	2
AIFR	Per million hours worked	6.12	10.00	10.25
People
Average no of employees: Total		7,294	6,975	17,308
Permanent employees		6,418	6,202	15,557
Contractors		876	773	1,751
(1)Refers to underground operations only.
(2)Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

Production and costs

The South Africa region’s operations produced 241,000oz at a total cash cost of $1,149/oz for the nine months to September 2020 compared to 307,000oz produced at a total cash cost of $1,003/oz for the same nine-month period in 2019. The decline in annual production was mainly due to the slow start to the year, a result of poor ground conditions; safety stoppages owing to seismic events and related fatalities; and the national COVID-related lockdown implemented at the end of March 2020.

Cost of sales in the South Africa region decreased from $479m in 2019 to $287m in 2020. All-in-sustaining cost for the South Africa region for 2020 was $1,296/oz, versus $1,156/oz the prior year, with the increase due to lower gold production, higher royalties, inflationary cost increases for power, labour and consumables, higher hauling contractor costs and IT-related expenditure at surface operations. This was partially offset by favourable by-product contributions, lower sustaining capital expenditure, and the weaker rand against the dollar.

Capital expenditure

Total capital spend in South Africa was $35m for the nine months ending September 2020 compared to $57m for the 2019 year.

Safety

Regrettably there were four fatalities in the South Africa region in 2020, which occurred at Mponeng mine, three resulting from a seismic fall of ground related incident and one a rail bound equipment related incident. The AIFR was 6.12 for the year, an improvement year-on-year.

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

Greenfields exploration

During 2020, generative exploration activities were undertaken in Australia, Brazil and the USA. In all, 80,541m of drilling were completed globally with total expenditure of $31.2m over the year.

Australia
Laverton District – AGA (100%) and Butcher Well and Lake Carey JV (70%)
Aircore (AC), reverse circulation (RC) and diamond drilling (DD) was completed in the Laverton District, with a total of 64,041m drilled in 2020. At the Bismarck prospect (70% AngloGold Ashanti), six DD holes were completed for 1,128m. The drilling intersected predominantly basaltic-andesite volcanic rocks with gold mineralisation hosted in narrow sulphidic breccias and associated stockwork quartz veins. At the Turing prospect (100% AngloGold Ashanti), 244 AC holes for 10,949m, 11 RC holes for 1,546m and 4 DD holes for 1,127m were completed. The AC drilling defined a greater than 2km long, NNW-trending zone of anomalous gold, which remains open along strike. Follow-up RC and DD returned mostly low-tenor gold intercepts, apart from isolated high-grade results associated with coarse visible gold in narrow quartz veins. At the Cleveland prospect (100% AngloGold Ashanti), 123 AC holes for 9,728m and 13 DD holes for 2,494m were completed. Several anomalous gold intercepts were received from AC drilling with results open from the southernmost drill line. The DD was designed to extend RC holes and test for down-plunge extensions to a 500m long, NNW-trending zone of gold mineralisation identified in the first half of 2020. Most of the DD holes intersected intervals of pyrite-chalcopyrite mineralisation within quartz-sericitepyrophyllite- chloritoid schist. AC drilling was also completed at the Vampire (1,393m), Pioneer (1,239m), Seguin (558m), Triton (11,844m), Argonaut (1,011m), Juno (17,790m) and Kraken (3,144m) prospects.

North Queensland (100% AngloGold Ashanti)
Field programmes consisting of mapping and soil sampling continue to be postponed due to travel restrictions related to the COVID-19 pandemic.

United States
Silicon (100% AngloGold Ashanti)
At Silicon, the Plan of Operations was approved during the third quarter of 2020, and earthworks started for the construction of pads and roads throughout the central Silicon project area. One RC hole was completed (360m) before drilling was stopped. Drilling was restarted in October, with a total of 9,728m of combined diamond and RC drilling completed during the second half in 2020. Core drilling also began at the Merlin target in the southern Silicon project area during the period. The final $2.4m payment of the Silicon Option Earn-in Agreement was paid to acquire 100% ownership of the Silicon project.

Rhyolite – AngloGold Ashanti (100% AngloGold Ashanti)
In the first half of the year, RC drilling for 2,423m was completed with no significant results received. Additional prospecting work was carried out at Rhyolite in second half of the year.

Transvaal – AngloGold Ashanti (100% AngloGold Ashanti)
At Transvaal, drill target delineation was completed during the period based on detailed geological mapping and surface rock chip geochemical sampling from first half of 2020. IP lines were completed in the target area to refine drill targets developed in the fort half of 2020. A Notice of Intent permit was submitted and received for drill pad and access construction for the first targets.

Other
In Brazil, additional exploration licenses were granted at the WBC project.
In Argentina and West Africa, exploration focused on target generation activities.

Brownfields exploration

During 2020, brownfields exploration activities were undertaken across the globe. Brownfields exploration completed 1,409km of drilling with a total expenditure of $63.1m (capital) and $67.7m (expensed) for the year.

Africa
Tanzania

Capitalised (underground) and expensed (surface/underground) drilling programmes completed a total of 117,938m during the year at a cost of $27.2m.

Mineral Resource development drilling continued at the Nyamulilima deposit. Results confirmed the continuity of the ore zones within the eastern and western mineralised domains and increased the Mineral Resource confidence within the optimised pit shells and allowed for the declaration of a maiden Ore Reserve. Results from the Mineral Resource development drilling at Nyankanga Block3, Star & Comet Cut 3 and at Cut 2 confirmed the Mineral Resource model interpretations.

Sterilisation drilling for the waste dump was carried out and show no significant intersections.

Mineral Resource definition drilling was carried out at Nyankanga Block 1, returning results that confirmed the down-dip continuity of mineralisation at Block 1.

Reconnaissance drilling programmes into the footwall of the Nyankanga underground project returned low grade, erratic mineralisation hosted within these deep-seated structures. Reconnaissance drilling carried out at Star & Comet Cut 2 returned results that confirmed the presence of the footwall structure.

Guinea

Capitalised and expensed drilling programmes completed a total of 85,119m during the year at a total cost of $10.9m.

At Block 1 infill drilling occurred at the Kami Saddle, Sintroko West, Sanu Tinti, Sokunu, Bidini, Bidini-Tubani-Kalamagna pushback, Sofore-Tubani, Bidini North, Kami and Seguelen PB2.

Reconnaissance drilling occurred at Kami North, Kami West and South, Solakoro North, Seguelen, the Carbonate Hills, Komatiguiya South East, Seguelen PB2, Sorofe-Tubani, Kossise and Balato NW. In Block 2, Saraya infill drilling occurred and sterilisation drilling was carried out at Foulata. At Saraya West E.L. and Foulata reconnaissance drilling was completed.

Assays results were received for Sokunu northwest infill drilling, Sintroko West reconnaissance drilling, Sintroko West infill drilling and Komatiguiya southeast reconnaissance drilling.

Mapping focused on improving the understanding of the geology of the Bidini, Sanu Tinti, Kalamagna, Kami and Tubani pits. field works was also conducted at Doko, Didid, Kossisem Kozan and Sokunu and there were encouraging observations.

Geometallurgical proxy data collection and interpretation were performed, and samples have been analysed respectively for pXRF, Terraspec and Equotip. At Saraya, metallurgical DD deeper hole drilling was completed, aimed at understanding Western intrusion.

Ghana

At Iduapriem, drilling totalled 47,164m at a cost of $6.4m.

During the year, exploration drilling principally focussed on Block 1 East and West, Efuanta, Badukrom and the Block 5 xtension projects.

The Block 1 exploration project involved mapping and Mineral Resource conversion drilling at Block 1 Central, Block 1 East and Block 1 West. Significant intersections were reported for Block 1 East.

At Efuanta, drilling was wrapped up with significant intersections reported. While at Badukrom, drilling commenced in the fourth quarter of 2020 and reported significant intersections.

One hole was drilled at Block 3 West to ascertain the weathering profile down dip of the pit as part of the return water dam feasibility studies.

Block 5 extension drilling via RC and DD returned significant intersections. Sampling of the Mile 8 auger drilling project was completed, and results have been received and narrowed down the anomalous targets. Outcrop mapping was carried out at Block 1 East and an 8m thick conglomerate outcrop was observed at ML6J.

At Obuasi, drilling continued with a total of 55,094m drilled in the underground exploration programmes at a cost of $6.5m.

Exploration and infill drilling activities continued on 41 level in Block 10, and in stockpiles 12, 13 and 14 along the ODD 32 level in Block 8.

Grade control drilling continued in Block 8, 27 and 29 Level, Sansu 18 Level and 26 Level and 28 KRS in Block 10. Results from 41 Level north and south drilling confirmed the Mineral Resource models.

Results from the reconnaissance drilling from stockpiles 12, 13 and 14 along the ODD showed continuity in grade and structure within the Obuasi fissure.

Grade control drilling results at 27 L 312, at 28 L KRS 295 and at 26 L in Sansu 3 shows continuity of the Obuasi fissure but variability in width.

Democratic Republic of the Congo

Capitalised and Expensed drilling programmes completed a total of 17.845m during the year at a cost of $3.6m. The focus of exploration was on Mineral Resource replacement/addition and underground projects.

Drilling at KCD is in progress, with additional deep holes planned as the initial deep hole results were not encouraging, possibly clipping the edge of the payshoots.

Results returned from the Ikamva East and Kombokolo confirm the models. Two identified targets are to be tested with proposed drilling in the first quarter of 2021 at Ikamva area.

At Madungu, the target shows some upside with possible plunge extent to the mineralisation and further holes are planned. At Oere, overall results from both drilling and trenching programmes support the current model.

While for the Kibali region, the KZ geological map was updated and four main sets of structures were highlighted and identified that infill soil sampling is required. At KZ South, field activities were completed and identified 6 sub-targets interpreted to potentially host higher grade mineralisation.

Americas
Argentina
In Argentina, a total of 25,075m of drilling was completed at a cost of $4.4m.

A total of 0.93km of channels were carried out on the Carmela, Dora, Teresa and Gabriela veins in the southern and central parts of the tenements Drilling was carried out to test downdip extension of vein mineralisation at the Northern zone (Cuncuna, Vanguardia 1, Vanguardia 2, Vanguardia 3 veins), Central zone (Atila, Gesica, Loma del Muerto veins) and Southern zone (Carmela, El Lazo, Teresa veins).

Drilling was also carried out to test the extension of mineralisation in less well-defined veins outside the main district at Dora, El Trío, Oveja and Trinidad.

Brazil
In Brazil, at Cuiabá and Lamego a total 89,251m was drilled at a cost of $9.6m.

At Cuiabá, Mineral Resource Conversion drilling on Levels 20 and 21 was completed at the beginning of the fourth quarter of 2020. The L20 FGS/SER (main orebodies) drilling campaign continues, and excellent results reported. A directional drilling programme started in March and focused on Fonte Grande South.

The intensive drilling/ mapping campaign within the quartz-vein satellite orebodies was completed and the model has been updated. Several significant intercepts were also reported.

Drilling at secondary orebodies: Viana, Serrotinho and Galinheiro extensions (levels 04 and 05) returned good results confirming theorebodies potential to create mining flexibility at shallower levels.

In the regional programmes, at Descoberto a 2nd drill rig commenced drilling and good results continue to be reported. At Tinguá various exploration activities progressed well including mapping, soil sampling, and resulted in positive outcomes. The historical surface galleries surrounding or associated with Cuiabá Mine were scanned. At Matarelli, a geochemical soil survey was conducted, and the first results showed local gold anomalies.

At the Lamego Sul Target the soil sample campaign was completed and the soil survey to cover most of the region started. At Lamego, underground and surface drilling continued. Results from exploratory drilling campaign from Queimada orebodies level 5 confirmed potential in lower levels of the mine and show strike extension potential. Surface drilling returned positive gold results for AVOX (oxide programme). The Arco da Velha sulphide drilling campaign is currently on hold due to landlord issues.

At Córrego do Sítio (CdS), capitalised and expensed drilling programmes completed a total of 154,709m at a cost of $10.1m during the year.

At CdS I, underground drilling focused on Cachorro Bravo, Laranjeiras and Carvoaria with positive results from all targets. Surface drilling was carried out at Rosalino, Campinas and Mutuca and retuned positive results.

CdS II drilling was carried out at São Bento, Sangue de Boi and Pinta Bem Sul with positive results. Results are still pending for Pinta Bem Sul.

CdS III drilling continued at Jambeiro target and Anomalia as well as sterilisation drilling for the CdS III mining project. Most results are pending.

At Serra Grande, capitalised and expensed drilling programmes completed a total of 117,057m at a cost of $7.8m.

Drilling focused on completing the drilling programme at Ingá, Forquilha, Mangaba-Corpo IV, Angicão (D Tereza), Mangaba, Palmeiras South Mine, Superior Zone (Mine III), VQZ (deep mine) and Pequizão.

The Mineral Resource evaluation process has been finished with Ore Reserve additions of 343koz.

Colombia
In Colombia, at La Colosa, no exploration occurred.

At the Quebradona project, drilling to cover the vent shafts and the planned ore passes was completed, and all results have been reported. Grade control schedule activities were reviewed for the Quebradona Advanced Geology project. Operational Readiness final adjustments and FS chapters are expected to include the summary of these activities up the end of January 2021. The 2020 geotechnical drilling programme for infrastructure sites has been concluded. The geotechnical soils testing programme and rock test work is currently in progress.

Australia
Exploration field reconnaissance, grab sampling and mapping was performed.

At Sunrise Dam capitalised and expensed drilling programmes completed a total of 214,294m at a cost of $30.6m during the year.

Eleven underground rigs were used during the period, for infill, and reconnaissance drilling at Frankie, Frankie Extensions, Carey Shear, Porphyry Steeps, Cosmo East, MWS Steeps, Hammerhead South, Vogue South, Vogue East, Vogue Deeps, Elle, Western Ramps and Flamingo.

Exploration/reconnaissance drilling was conducted at Stella and Western Ramps. Regional surface exploration targeted Orchard,
Pink Lady, Sunrise North and Golden Delicious Significant intercepts were reported for Vogue, Frankie, Carey, Hammerhead South, Elle, Cosmo East, Western ramps and Porphyry Steeps.

At Tropicana, drilling completed 127,468m at a cost of $10.2m.

Mine Mineral Resource development drilling comprised of in-pit Mineral Resource Confidence drilling at BS03; Mineral Resource confidence drilling at Crouching Tiger as part of the TSF options study; Indicated drilling at Madras and Measured underground diamond drilling at Tropicana underground.

Regional exploration AC drilling was carried out at Paradise, Madras, New Zebra, Husky, Sanpan, Phoenix North, Bushwacker and Snowball. RC and diamond drilling were completed at Madras/Masala, Springbok, Highball, Hat Trick, Phoenix, Voodoo Child, Wild Thing, Angel Eyes and Sazerac. The best assay results were returned from Tropicana underground and the Sazerac regional target.

Projects

Colombia: The greenfields projects in Colombia make a significant contribution to AngloGold Ashanti’s Mineral Resource with La Colosa, Quebradona and Gramalote collectively contributing 38.5Moz. Quebradona and Gramalote contribute 4.2Moz to the gold Ore Reserve. Quebradona also has a copper Ore Reserve of 3,105Mlbs. Both Quebradona and Gramalote are at various stages of feasibility study while the La Colosa project is currently under force majeure, pending the necessary environmental permits.

The Gramalote project, a joint venture between AngloGold Ashanti (50%) and B2Gold (50%), is located near the towns of Providencia and San Jose del Nus within the municipality of San Roque, in the northwest of the Department of Antioquia. It is approximately 124km northeast of Medellín, the regional capital of the Antioquia Department. B2Gold became the project manager and operator from 2020.

Work on the feasibility study continued as planned in 2020 with drilling resuming in May 2020. An updated resource model completed by year end provided the information necessary to advance pit design and mining engineering studies. Feasibility stage metallurgical studies and process plant designs were also completed. Infrastructure design work continues. The results of the feasibility study are expected in the second quarter of 2021 which will be submitted for board approval. The decision on whether to proceed with development is expected shortly thereafter.

In December 2020, the Gramalote project received the “Sello Social de La Minería en Antioquia”, which is presented through the Ministry of Mines of Antioquia to large scale operations, recognising Gramalote for its commitment to community support.

The Quebradona deposit is situated in the Middle Cáuca region of Colombia, in the Department of Antioquia, 60km southwest of Medellín within the Municipality of Jericó.. The project is 100% owned and managed by AngloGold Ashanti.

The feasibility study currently underway to determine the engineering activities is due to be completed early in 2021. During the second half of 2020, much of the focus was on responding to requests for additional information as part of the application process for the necessary mining and environmental licenses and related permits. Following completion of the feasibility study, the project will be submitted for board approval in the second quarter of 2021, following which will be the receipt of the environmental and mining licences to operate. The project is expected to treat 6.2Mt annually to produce 3 billion pounds of copper, 1.5Moz of gold and 21Moz of Silver over a potential 23-year life. First production is expected to start in the second half of 2025. Quebradona will be a copper mine with gold and silver as by-products. Simultaneously, work continued on incorporating all findings from peer reviews and promoting the ‘#Miningwithpurpose’ campaign, which seeks to highlight the integration of social, environmental and economic imperatives into the project and subsequent mining operations. Local stakeholder support from the Jericó community tends to be stable with the most recent survey conducted indicating that 68% of residents support the project.

The La Colosa project is located approximately 150km west of Bogotá in the Tolima Department. It is a very large porphyrystyle gold deposit discovered by the Colombia greenfields exploration team in 2006. The project is 100% owned and managed by AngloGold Ashanti and, it was halted and has been voluntarily suspended, since 2017, due to force majeure recognised by the national mining authority, relating to environmental permits required to continue the project’s mining exploration activities.

4C.    ORGANISATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:
•South Africa – West Wits and surface operations (sold on 30 September 2020);
•Africa – operations in Ghana, Guinea and Tanzania and joint venture operations in the DRC and Mali (the Morila and Sadiola Mines in Mali were sold during 2020);
•Australia – operations in Australia; and
•Americas – operations in Argentina and Brazil, and exploration projects in Colombia and the United States.
The above four regions also correspond to AngloGold Ashanti’s four business segments. The South Africa region is recognised for financial statement purposes as a discontinued operation.

Day-to-day management of the group is entrusted to AngloGold Ashanti’s executive management team, chaired by the Chief Executive Officer. See “Item 6: Directors, Senior Management and Employees”.

Support is provided to the executive management team in managing AngloGold Ashanti’s corporate activities at both the central and local levels.

SUBSIDIARIES

AngloGold Ashanti Limited has investments in principal subsidiaries and joint venture interests, see “Item 19: Exhibits—Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries at 31 December 2020” for details.

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

AFRICA

AngloGold Ashanti has five mining operations within the Africa region. Mining is from both open pit and underground, with Obuasi (in Ghana) being an underground mine in a redevelopment phase, Iduapriem (in Ghana) and Siguiri (in Guinea) being open pit mines, and Kibali (in DRC) and Geita (in Tanzania) being a combination of open pit and underground mines. The Morila and Sadiola Mines were sold during 2020. The sale of the company’s interests in the Yatela mine (in Mali) to the Government of Mali, announced in 2019, is pending fulfilment or waiver of a number of conditions precedent.

DEMOCRATIC REPUBLIC OF THE CONGO (DRC)
Description
Kibali Gold Mine, located in the north-eastern part of the DRC near the international borders with Uganda and South Sudan,is the sole operation in the DRC.

DRC - Kibali
Description
The Kibali Gold Mine is a joint venture between AngloGold Ashanti (45 percent), Barrick Gold Corporation (45 percent) and Société Minière de Kilo-Moto (SOKIMO), a state-owned gold company owning the balance. Kibali is operated by Barrick Gold Corporation. The mine is located adjacent to the village of Doko, which is located in the west of the project area. Kibali is approximately 210 kilometres by road from Arua, on the Ugandan border and immediately north of the district capital of Watsa.

The operational area falls within the administrative territory of Watsa in Haut Uélé province. The operation comprises both open pit and underground mining. First gold was poured in September 2013 from the open pit operations. The underground mine has both a ramp and shaft system, with the shaft reaching a depth of 740 metres. Development of the underground mine commenced in 2013, with the first underground development ore mined in 2013 and stoping commencing in 2015. Initial production was via a twin decline from surface. From 2018 onwards, the majority of ore was hoisted up the shaft. The decline to surface now being used to haul ore from some of the shallower zones and to supplement shaft haulage. Kibali has a processing plant capable of producing an average of 800koz of gold per annum by treating 7.5Mtpa. The current processing plant can treat both oxide and fresh sulphide material and is configured for flotation and ultra-fine grind of the flotation concentrate, a treatment that is required for the sulphide ore type before leaching. Power to the mine is self generated by a combination of hydroelectric and diesel generators.

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

Iduapriem comprises the Iduapriem, Ajopa, Ajopa South and Teberebie mining leases on a 139.67km2 concession. The renewal of all four mining leases has been obtained and these leases are valid until February 2035.

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

Mining operations are primarily underground, to a depth of 1.5 kilometres. Obuasi started production in 1897, was placed on limited operations towards the end of 2014, and on care and maintenance from 2016. Some aspects of the mine continued under limited operational conditions, including the development of the underground decline. A favourable feasibility study was completed in 2017 and indicated a strong technical and economical case with an anticipated 20-year mine life. In 2018, the AngloGold Ashanti board approved a redevelopment project to establish Obuasi as a modern, efficient, mechanised, underground operation. The project commenced in late 2018 and the first gold was poured late in 2019.

Phase 1 of the project, which set up the plant to achieve a daily processing rate of 2,000t per day of ore, was completed as of 1 October 2020. The impact of COVID-19 caused some construction delays and continues to have a knock-on effect on Phase 2 of the project. Phase 2 construction was near complete as of December 2020. In the first half of 2021, Phase 2 will ramp up plant capacity to 4,000t per day of ore or 1.4Mtpa. Phase 1 and 2 works also consisted of underground development, hoisting shafts and associated infrastructure, power and water reticulation, workshops and company housing estates. Power is supplied to the mine by the VRA and GRIDCo, although the company has completed additional emergency power generation capacity as part of Phase 1 and 2 construction works. In mid-2021, Phase 3 project works will move forward, concentrating on underground and surface underground infrastructure such as fans materials handling systems as part of ongoing capital works.

The Mineral Resource and Ore Reserve are covered by the Obuasi Concession comprising 152.6km2 and the Binsere Concession parts 1, 2 and 3 comprising 48.86km2. The mining concessions, which expire on 5 March 2054, are covered by a Development Agreement and Tax Concession Agreement with the government of Ghana.

Geology
The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometres in a north-east/south-west trend in southwestern Ghana. Obuasi mineralisation is shear-zone related and there are three main structural trends hosting gold mineralisation: the Obuasi trend, the Gyabunsu trend and the Binsere trend.

Two main ore types are mined:
•quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides of iron, zinc, lead and copper. The gold particles are generally coarse-grained and occasionally visible to the naked eye. This ore type is generally non-refractory; and
•sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

REPUBLIC OF GUINEA (GUINEA)
Description
Siguiri Gold Mine is AngloGold Ashanti’s sole operation in Guinea.

Guinea - Siguiri
Description
Siguiri Gold Mine is 85 percent owned and operated by AngloGold Ashanti and 15 percent by the government of Guinea. Siguiri is located approximately 850 kilometres north-northeast of Conakry, 25 kilometres northwest of the town of Siguiri and 220 kilometres southwest of the Malian capital Bamako, near the Malian border.

Siguiri is currently a multi-pit fresh rock and oxide gold mining operation, operated by a contract miner. Processing of the ore is done by a hybrid carbon-in-leach (CIL) circuit processing plant converted from carbon-in-pulp (CIP) in 2018. The plant is capable of treating 50% hard ore post the commissioning a new ball mill and 3 stage crushing plant in the first quarter of 2019. Power for the mine is self-generated.

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

Geology
The concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. The two main types of gold deposits which occur in the Siguiri basin and are mined are:
•laterite mineralisation (CAP) which occurs as surficial aprons of colluvium or as palaeo‑channels of alluvial lateritic gravel adjacent to, and immediately above in-situ deposits; and
•in-situ quartz-vein related mineralisation hosted in meta-sediments with the better mineralisation associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.

The mineralised rocks have been deeply weathered to below 100 metres in places to form saprolite mineralisation (oxide). With the percentage of available oxide ore decreasing, a feasibility study to investigate the exploitation of fresh rock material was completed in December 2015. The CIL combination plant conversion project began in 2017. The plant conversion will allow the mine to treat six million tonnes of hard rock ore and six million tonnes of oxide ore. Construction was completed in March 2019 and the project is now concluded.

TANZANIA
Description
Geita Gold Mine is wholly owned by AngloGold Ashanti and is AngloGold Ashanti's sole operation in Tanzania.

Tanzania - Geita
Description
The Geita Gold Mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120 kilometres west of Mwanza, four kilometres away from the town of Geita and 910km from the Tanzanian commercial city of Dar es Salaam. It has been in operation since 1996.

Mining at Geita is by both open pit and underground methods. Historically, other pits such as Star and Comet, Matandani and Kukuluma have contributed to the ore feed. Current sources of ore are from the Nyankanga open pit mine stockpile (where mining ended in September 2020) and Star and Comet and Nyankanga underground mines. In 2016, underground mining commenced at Star and Comet to provide ore to the processing plant. This was joined in 2017 by the Nyankanga underground operations. The Geita Gold Mine is currently serviced by an average of 5.2Mtpa CIL processing plant. The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a semi-autogenous mill, ball mill and 12 leach tanks. This is coupled with a gravity circuit using two knelson concentrators. In planning the plant feed blend material hardness, grade and sulphide content are considered in order to optimise throughput and recovery. Power to the mine is self-generated.

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

THE AMERICAS

The Americas includes mining operations in two countries, Brazil and Argentina, advanced greenfields projects in Colombia and exploration activities in the United States. Mining is from both open pit and underground, with AGA Mineração Cuiabá and Lamego being underground mines and Cerro Vanguardia, Serra Grande and AGA Mineração Córrego do Sítio being a combination of open pit and underground mines.

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

Cerro Vanguardia commenced as an open pit operation in 1998 and this was supplemented in 2010 with the start of shallow underground mining to access high-grade material. To complement the already existing gold plant, a heap leach operation was started in 2012. The mine has been operated by AngloGold Ashanti since 1998. The orebodies comprise a series of epithermal vein deposits containing gold and large quantities of silver, which is mined as a by-product. The metallurgical plant includes a cyanide recovery facility. Production capacity of the heap leach facility, which was commissioned in 2012 and processes lower-grade material, is around 1.5Mtpa at gold and silver grades of around 0.65g/t and 17g/t respectively. Eight natural gas power generators (two as a back-up) fed by a 40 kilometre long pipeline provide electricity to the operation.

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

Córrego do Sítio (CdS) is located in the municipalites of Santa Bárbara and Barão de Cocais, 90 kilometres east of the city of Belo Horizonte in the Minas Gerais state, in the southeast of Brazil. The CdS gold complex has been in operation since 1989 and consists of two operations: an oxide open pit mine and two sulphide underground mines known as CdS I and CdSII. There are two metallurgical plants in CdS: the heap leach plant for oxide ore and the sulphide plant. The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, acidulation, pressure oxidation (POX autoclave), CIL extraction, elution, neutralisation, electro-winning and tailings disposal. The plant and POX circuit have a capacity of 600ktpa. The heap leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electrowinning with a total capacity of 650ktpa. Total capacity of the complete circuit is 1.5Mtpa.

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

COLOMBIA
Description
Colombia has two advanced Greenfields Projects with Ore Reserve declaration, Quebradona and Gramalote, and a third Greenfield project, La Colosa, voluntarily suspended since 2017 due to force majeure recognized by the Colombia national mining authority, relating to environmental permits required to continue the exploration activities.

Colombia - Gramalote
Description
The Gramalote project is a joint arrangement between AngloGold Ashanti and B2Gold Corp (B2Gold). Since the beginning of 2020, B2Gold is responsible for the management of the Gramalote joint operation and AngloGold Ashanti and B2Gold now each hold 50 percent of the attributable shares in Gramalote Limited.

The property is located near the town of Providencia and San Jose del Nus within the municipality of San Roque in the, northwest Department of Antioquia, Colombia. It is approximately 124 kilometres northeast of Medellin which is the regional capital of the Antioquia Department. The region encompassing Gramalote has a long history of artisanal gold mining. Gramalote itself has had small scale artisanal mining for several decades prior to exploration work and mineral discovery by AngloGold Ashanti.

Development of the Gramalote project commenced with a scoping study in 2009. Several studies followed, leading to submission of a prefeasibility study in late 2013, which did not meet investment hurdles. From 2014 to 2017 intensive work was undertaken by all technical disciplines to identify ways to improve the project economics. The main changes were an improved orebody model, grade streaming to increase the feed grade in the early years and early treatment of the oxide ore that overlies the main sulphide resource. An enhanced prefeasibility study was completed in September 2017, which supported the reporting of a maiden Ore Reserve. During 2020, for the feasibility study, an updated resource model was completed, providing information necessary for the pit design. Also in 2020 the process plant designs and the mining engineering and metallurgical studies were completed; the Infrastructure design work continues in 2021. The results of the feasibility study are expected in the second quarter of 2021 which will be submitted for board approval.

Gramalote comprises one integrated exploitation concession and one exploration concession which was granted in June 2019. The first, the 14292-concession totalling 8,720.71ha, expires on 3 April 2043 and contains the Gramalote and Monjas deposits. The second is the 4894 concession which covers 2,292.81ha and hosts the Trinidad deposit. In 2016, the project received its environmental and construction permits to operate for the life of mine. According to Colombian mining law the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 20-year period. Under Colombian mining law, producing mines are subject to a federal royalty of four percent on 80 percent of the value of gold and silver production. Thus the Gramalote net royalty is 3.2 percent on gold and silver production.

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

Colombia - Quebradona
Description
The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60 kilometres south-west of Medellin. The Quebradona project is 100% owned and managed by AngloGold Ashanti, after B2Gold was diluted in 2019 and became entitled to receive a royalty which will be bound by the Terms of the Royalty Agreement. The project has completed a conceptual study in 2016, as well as a prefeasibility study in 2019, which supported the reporting of a maiden Ore Reserve.

The feasibility study currently underway is expected to be completed in early 2021. Following the completion of the feasibility study, the project will be submitted for board approval. If approved, the project will require receipt of environmental and mining licenses to start implementation.

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

Quebradona comprises one tenement (5881) which is the result of the integration of the five original tenements (5869, 6318, 6359, 7579 and 5881). Integrated tenement 5881 was issued on the 9 December 2016 and totals 7,593ha and is valid until May 2037.

Quebradona will be a copper mine with gold and silver as by-products. The project is close to existing highway, state and rural roads, and HV/MV power infrastructure. The planned mining method is sub level caving. The planned underground infrastructure consists of an adit to access the orebody and number of internal vertical ore passes that gravity feeds to the main ore transfer level. The material will be transferred to the main internal crusher by load and haul dump vehicles. Crushed material will then be transferred downhill to surface via a six kilometre conveyor, in a dedicated adit to a coarse ore stockpile. The project is expected to treat 6.2Mt annually to produce three billion pounds of copper and 1.5Moz of gold and 21Moz of Silver over a potential 23-year life.

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

AUSTRALIA

Description
The Australia Region operates two gold mines in Western Australia, Sunrise Dam, which is wholly owned, and Tropicana, a JV with IGO Limited (IGO). AngloGold has a 70% stake and is manager, and IGO holds 30%. Open pit and underground mining occur at both operations.

Australia - Sunrise Dam
Description
Sunrise Dam, which is wholly owned, is located 220 kilometres northeast of Kalgoorlie and 55 kilometres south of Laverton in Western Australia. Underground mining, which is conducted by a contract mining company, is the primary source of ore, with supplementary mill feed in 2020 provided by stockpiles. Development of a satellite open pit mine at Golden Delicious began in the fourth quarter of 2020 and from the third quarter of 2021 open pit ore will fully replace low-grade stockpiled ore in mill feed.

Open pit production began in 1997 and the pit was completed at a final depth of 500 metres below surface in 2014. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. By 2014, the mine was wholly an underground mining operation with mill feed supplemented by stockpiles. The underground mining infrastructure has been upgraded with additional power feed installed in 2017 and a major ventilation fan upgrade completed in 2018.

Sunrise Dam operates within two mining leases covering over 7,800ha, which are in good standing with the expiry dates in 2038. All Mineral Resource, Ore Reserves and mine infrastructure are hosted within lease M39/1116 while lease M39/1117 hosts water extraction infrastructure used to supply the operation with water.

Mining is carried out by underground mining contractors and productivity improvements over the past few years has seen total underground tonnages mined reach a steady state of around 2.8Mtpa. This has been possible by the use of bulk mechanised sub-level open stoping using stabilising pillars and waste backfill where possible. Ore is treated in a conventional gravity and CIL process plant equipped with a fine grind and flotation circuit which was commissioned in the second half of 2018. The plant throughput rate for Sunrise dam is 4.1Mtpa. Power at Sunrise Dam is self-generated, and the mine uses natural gas supplied via an APA Operations (Pty) Limited pipeline. Pre-stripping of the Golden Delicious satellite pit, 12 km from the Sunrise Dam processing plant, began in the fourth quarter of 2020. Ore production from Golden Delicious is scheduled to being in the second quarter of 2021.

Geology
Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones and steeply dipping brittle-ductile low strain shear zones. Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Australia - Tropicana
Description
Tropicana, a joint venture between AngloGold Ashanti (70 percent and operator) and IGO Limited (30 percent), is located 200 kilometres east of Sunrise Dam and 330 kilometres east-northeast of Kalgoorlie Boulder, Western Australia. Open pit mining began during 2012 with first gold production occurring in September 2013. The operation features a large scale, modern processing plant which uses conventional carbon-in-leach technology and includes high-pressure grinding rolls for energy-efficient comminution. Open pit mining activities are carried out by a contract mining company and the plant is owner operated. The Boston Shaker underground mine at Tropicana started commercial production in September 2020.

Tropicana has security of tenure for all current exploration licenses and the mining lease that covers its future Ore Reserve. This lease is M39/1096 and is valid from 11 March 2015 to 10 March 2036 covering a total area of 27,228ha.

All surface infrastructure facilities are in place and operational. The processing plant and TSF are operating within design specifications. The infrastructure includes, but is not limited to, a dedicated gas and diesel power station, water supply, processing plant, mine, dewatering infrastructure, TSF, workshops, camp facilities and airstrips. Tropicana utilises a three-stage crushing circuit, inclusive of energy-efficient high-pressure grinding roll technology, followed by conventional ball mill grinding and a carbon-in-leach gold leach circuit. Throughput in 2020 was 8.83Mtpa. Power is supplied to the mine by an on-site gas and diesel power station, with natural gas supplied via an APA Operations (Pty) Limited pipeline.

Geology
Gold mineralisation at Tropicana occurs in high metamorphic grade gneissic rocks, which dip gently to the south east. Mineralisation is structurally controlled and occurs within a preferred host unit within the gneissic package.  Post mineralisation faulting has separated the once continuous ore zone, with open pits developed on each of the fault bounded blocks.

ORE RESERVE

The combined Proven and Probable gold Ore Reserve of the group amounted to 29.5 million ounces (Moz) as at 31 December 2020. The Probable copper Ore Reserve of the group amounted to 3,105 million pounds (Mlb) as at 31 December 2020 (amounts provided in Ore Reserve are attributable.)

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

The underground Ore Reserve determination is based on an automated software process called MSO (Mineable Shape Optimiser) which is a feature within the Datamine software package. MSO runs over the grade block model and uses economic and mining parameters set by the mining engineer to produce optimal mining volumes which maximise the Mineral Resource extraction. The process runs above a cut-off and caters for practical mining parameters such as minimum and maximum mining width, anticipated wall dilutions, minimum and maximum wall angles, minimum separation distances between parallel and sub-parallel stopes, and minimum and maximum stope heights and widths. The outputs are evaluated by the mining engineer and adjusted as required to ensure mineability. The process uses all classifications of material, but only the Measured and Indicated Mineral Resource portions are used to quote the Ore Reserve. A financial test is run whereby all Inferred Mineral Resource is set to zero value and the remaining Measured and Indicated Mineral Resource must still provide a positive financial return.

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

The gold price used for determining the 2020 and 2019 Ore Reserve are outlined in the following table:

	2020	2020	2019	Units
	(3 year average)	(Ore Reserve)	(3 year average)
Ore Reserve Gold Price	1,479	1,200	1,307	$ per ounce

The copper price used for determining the 2020 and 2019 Ore Reserve are outlined in the following table:

	2020	2020	2019	Units
	(3 year average)	(Ore Reserve)	(3 year average)
Ore Reserve Copper Price	2.82	2.65	2.83	$ per pound

The SEC test indicates all of the SAMREC Ore Reserve, apart from the CVSA operation, is economic and meets the requirements of the SEC. The CVSA SEC Reserve is 0.20Moz less than the SAMREC Ore Reserve due to the hyperinflation of the ARS rate where the three-year average exchange rate of 49.46 is much lower than the AGA planning exchange rate (based on the last year's rates only) of 99.69.

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

Gold:
The AngloGold Ashanti Ore Reserve reduced from 43.8Moz in December 2019 to 29.5Moz in December 2020. This gross annual decrease of 14.3Moz includes depletion of 3.4Moz, and disposal of assets in the South African region and Sadiola of 16.7Moz. This is offset partly by additions due to exploration and modelling changes of 4.5Moz, changes in economic assumptions of 1.0Moz and other factors of 0.3Moz. The Ore Reserve was estimated using the AngloGold Ashanti gold price of US$1,200/oz (2019: US$1,100/oz). The principal changes in AngloGold Ashanti’s Ore Reserve as at 31 December 2020, compared with those published as at 31 December 2019, are as follows:

ORE RESERVE - GOLD		Moz
Ore Reserve as at 31 December 2019		43.8
Disposals	Mponeng	(11.0)
	Vaal River Surface	(2.1)
	Mine Waste Solutions	(1.9)
	West Wits Surface	(0.2)
	Sadiola	(1.6)
	Sub Total	27
Depletions		(3.4)
	Sub Total	23.6
Additions	Due To
Obuasi	Updated Mineral Resource models based on new exploration results.	1.8
Geita	Exploration success at Nyamulilima and the completion of an economic study to start up this new Open Pit.	1.4
Kibali	Exploration success.	0.5
Iduapriem	Increased Ore Reserve price and operational improvements.	0.5
AGA Mineração	Exploration and increased Ore Reserve price countered by geological model changes at VQZ and SER.	0.4
Siguiri	Exploration success.	0.4
Serra Grande	New exchange rate, gold price and cost reduction.	0.4
CVSA	Exploration, methodology, price and cost countered by geotechnical changes.	0.2
Sunrise Dam	Exploration success.	0.3
Other	Additions less than 0.3Moz.	0.1
	Sub Total	29.6
Reductions
Other	Reductions less than 0.3Moz.	(0.1)
Ore Reserve as at 31 December 2020		29.5

Copper:
The AngloGold Ashanti Ore Reserve increased from 1.39Mt (3,068Mlb) in December 2019 to 1.41Mt (3,105Mlb) in December 2020. This gross annual increase of 0.02Mt due to optimisation of the production levels. The Ore Reserve was estimated at the AngloGold Ashanti copper price of US$2.65/lb (2019: US$2.65/lb).

ORE RESERVE - COPPER		Mt	Mlb
Ore Reserve as at 31 December 2019		1.39	3,068
Additions	Due To
Quebradona	Results of the Mineral Resource estimation and mine plan update for the Feasibility study.	0.02	37
Ore Reserve as at 31 December 2020		1.41	3,105

AngloGold Ashanti strives to actively create value by growing its major asset - the Ore Reserve. This drive is based on a well-defined brownfields and greenfields exploration programme, innovation in both geological modelling and mine planning and optimization of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below the current infrastructure of underground mines. These include mines in Ghana, Australia, Brazil and Colombia.

Sale of assets

AngloGold Ashanti sold various assets in South African and Mali during 2020. On conclusion of the sales and after depletions for that period of 2020 the final Mineral Resource and Ore Reserve at the time of the sale are shown below:

South Africa:
•Mponeng:        Mineral Resource        45.65Moz
Ore Reserve        10.94Moz
•Surface Operations:    Mineral Resource        5.11Moz
Ore Reserve        4.16Moz
Mali:
•Sadiola:            Mineral Resource        3.32Moz
Ore Reserve        1.58Moz

By-products

Several by-products will be recovered as a result of processing of the gold Ore Reserve and copper Ore Reserve. These include 0.41 million tonnes of sulphur from Brazil, 23.89Moz of silver from Argentina and 26.19Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery. The Quebradona process plant will be designed to treat approximately 6.2Mtpa underground ore to produce copper concentrate over a 23-year mine life with provision of space for a molybdenum plant in the future.

External reviews of Mineral Resource and Ore Reserve Statement

Over more than a decade, the Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates.

Due to the travel restrictions around COVID-19 the internal reviews could not take place on site but were instead conducted as desk top reviews. The same restriction meant that the external audits could not take place either. With the scope of work for these audits requiring a site visit it was not possible to conduct them remotely. The internal policy requirement of auditing all operations on an average of once every three years will be met by an increased number of audits in 2021.

Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 (SOX).

Competent Persons

The information in this report relating to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali (which uses Barrick Competent Persons), and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 33 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail will be provided on the AngloGold Ashanti website (www.anglogoldashanti.com) and www.aga-reports.com.

Gold

Ore Reserve: Imperial	At 31 December 2020
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Metallurgical Recovery Factor		Cut-off Grade	(9)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent		(oz/ton)
Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	10.06	0.127	1.27	27.87	0.107	2.97	75.9-90.9	(4)	0.016-0.061	(4)
Ghana
Iduapriem	8.45	0.034	0.29	42.11	0.038	1.62	93.0-95.9	(4)	0.016-0.026	(4)
Obuasi (2)	—	—	—	34.76	0.251	8.73	87.0		0.111-0.152	(4)
Guinea
Siguiri (85 percent) (3)	19.34	0.018	0.35	61.72	0.025	1.54	88.0	(4)	0.016-0.028	(4)
Mali
Sadiola (41 percent) (3)(8)	—	—	—	—	—	—	—		—
Tanzania
Geita	—	—	—	30.91	0.076	2.34	79.1-92.7	(4)	0.032-0.097	(4)
South Africa
West Wits
Mponeng (8)	—	—	—	—	—	—	—		—
Surface
Surface Operations (8)	—	—	—	—	—	—	—		—
Australia
Sunrise Dam (2)	12.21	0.044	0.54	9.55	0.064	0.61	81.9-92.0	(4)	0.022-0.047	(4)
Tropicana (70 percent) (2)(3)	16.91	0.033	0.55	21.00	0.064	1.33	88.1-90.0	(4)	0.020-0.079	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(6)	3.74	0.061	0.23	7.92	0.066	0.53	66.9-95.2	(4)	0.008-0.197	(4)
Brazil
AGA Mineração (2) (7)	3.46	0.108	0.37	12.04	0.113	1.36	43.7-94.3	(4)	0.008-0.125	(4)
Serra Grande (2)	2.98	0.080	0.24	4.73	0.082	0.39	89.5-96.4	(4)	0.016-0.043	(4)
Colombia
Gramalote (50 percent) (3)	—	—	—	68.85	0.025	1.72	83.9-95.0	(4)	0.005-0.006	(4)
Quebradona (2)(6)	—	—	—	124.25	0.020	2.49	58.6		—
Total	77.15	0.050	3.84	445.71	0.058	25.63

Copper

Ore Reserve: Imperial	At 31 December 2020
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)
	Tons(5)	Grade	Copper Content	Tons (5)	Grade	Copper Content	Metallurgical Recovery Factor	Cut-off Grade	(9)
	(million)	percent	(Mlbs)	(million)	percent	(Mlbs)	percent	($/t)
Colombia
Quebradona (2)(6)	—	—	—	124.25	1.25	3,105	93.6	30	(11)
Total	—	—	—	124.25	1.25	3,105

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
(6)    The Ore Reserve contains 23.89 million ounces of silver for Cerro Vanguardia and 26.19 million ounces for Quebradona to be recovered as a by-product.
(7)    The Ore Reserve contains 0.45 million tons of sulphur to be recovered as a by-product.
(8)     No Ore Reserve is declared in 2020. Operation sold during 2020.
(9)    In-situ cut-off grade.
(10)    Ore Reserve is estimated by Competent Persons employed by Barrick Gold (Holdings) Limited.
(11)    Copper ore cut-off Net Smelter Return (NSR).

Rounding may result in computational differences.

The 2020 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Ore Reserve below infrastructure: Imperial	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Obuasi	2.98	0.580	1.73
Sunrise Dam	1.13	0.090	0.10
Tropicana	0.88	0.100	0.09
AGA Mineração	5.45	0.140	0.78
Serra Grande	5.41	0.080	0.44
Quebradona	124.25	0.020	2.49
Total	140.10	0.040	5.64

Copper

Ore Reserve below infrastructure: Imperial	Tons (millions)	Grade (%)	Copper Content (million pounds)
Quebradona	124.25	1.25	3,105
Total	124.25	1.25	3,105

The Ore Reserve has been determined based on completed economic studies.

Gold

Ore Reserve: Imperial	At 31 December 2019
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)
	Tons(5)	Grade	Gold Content	Tons (5)	Grade	Gold Content	Metallurgical Recovery Factor		Cut-off Grade	(9)
	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	percent		(oz/ton)
Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	10.25	0.120	1.23	23.72	0.123	2.93	84.5-89.8	(4)	0.044-0.070	(4)
Ghana
Iduapriem	3.74	0.024	0.09	42.86	0.040	1.71	93.0-95.9	(4)	0.025-0.028	(4)
Obuasi (2)	—	—	—	26.74	0.266	7.12	87.0		0.120-0.152	(4)
Guinea
Siguiri (85 percent) (3)	20.07	0.019	0.37	59.66	0.023	1.39	88.0-93.0	(4)	0.015-0.022	(4)
Mali
Morila (40 percent) (3) (10) (11)	—	—	—	—	—	—
Sadiola (41 percent) (3)	—	—	—	27.00	0.059	1.58	75.0-94.0	(4)	0.015-0.023	(4)
Tanzania
Geita	—	—	—	14.81	0.102	1.51	77.8-92.7	(4)	0.036-0.115	(4)
South Africa
West Wits
Mponeng (2)	1.14	0.235	0.27	38.75	0.280	10.83	97.1-97.9	(4)	0.167-0.239	(4)
Surface
Surface sources (8)	70.51	0.007	0.49	504.74	0.008	3.88	44.0-90.9	(4)	0.006-0.010	(4)
Australia
Sunrise Dam (2)	12.29	0.040	0.49	7.32	0.083	0.61	84.5-85.0	(4)	0.020-0.046	(4)
Tropicana (70 percent) (2)(3)	18.16	0.030	0.54	25.35	0.062	1.58	89.9-90.0	(4)	0.020-0.078	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent)(3)(6)	4.52	0.037	0.17	6.50	0.081	0.52	65.8-95.8	(4)	0.010-0.159	(4)
Brazil
AGA Mineração (2) (7)	2.48	0.123	0.31	10.68	0.136	1.46	53.0-94.3	(4)	0.010-0.155	(4)
Serra Grande (2)	1.71	0.083	0.14	2.81	0.095	0.27	92.4-95.7	(4)	0.027-0.052	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	70.23	0.025	1.76	83.9-95.0	(4)	0.005-0.006	(4)
Quebradona (94.876 percent) (2)(3)(6)	—	—	—	122.62	0.021	2.53	60.0		—
Total	144.87	0.028	4.10	983.80	0.040	39.68

Copper

Ore Reserve: Imperial	At 31 December 2019
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)
	Tons(5)	Grade	Copper Content	Tons (5)	Grade	Copper Content	Metallurgical Recovery Factor	Cut-off Grade	(9)
	(million)	percent	(Mlbs)	(million)	percent	(Mlbs)	percent	($/t)
Colombia
Quebradona (2)(6)	—	—	—	122.62	1.25	3,068	95.8	25-45	(12)
Total	—	—	—	122.62	1.25	3,068

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

The 2019 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Ore Reserve below infrastructure: Imperial	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Mponeng	30.67	0.270	8.17
Obuasi	3.08	0.560	1.72
Sunrise Dam	1.11	0.140	0.16
Tropicana	2.09	0.110	0.22
AGA Mineração	6.34	0.140	0.92
Serra Grande	2.18	0.100	0.22
Quebradona	122.62	0.020	2.53
Total	168.10	0.080	13.93

Copper

Ore Reserve below infrastructure: Imperial	Tons (millions)	Grade (%)	Copper Content (million pounds)
Quebradona	122.62	1.25	3,068
Total	122.62	1.25	3,068

The Ore Reserve has been determined based on completed economic studies.

Gold

Ore Reserve: Metric	At 31 December 2020
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)
	Tonnes(5)	Grade	Gold Content	Tonnes (5)	Grade	Gold Content	Metallurgical Recovery Factor		Cut-off Grade	(9)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	tonnes	percent		(g/t)
Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	9.12	4.34	39.58	25.28	3.66	92.51	75.9-90.9	(4)	0.54-2.09	(4)
Ghana
Iduapriem	7.67	1.16	8.93	38.20	1.32	50.38	93.0-95.9	(4)	0.55-0.90	(4)
Obuasi (2)	—	—	—	31.53	8.62	271.63	87.0		3.82-5.20	(4)
Guinea
Siguiri (85 percent) (3)	17.55	0.62	10.94	55.99	0.86	47.90	88.0		0.55-0.95	(4)
Mali
Sadiola (41 percent) (3) (8)	—	—	—	—	—	—	—		—
Tanzania
Geita	—	—	—	28.04	2.59	72.68	79.1-92.7	(4)	1.10-3.32	(4)
South Africa
West Wits
Mponeng (8)	—	—	—	—	—	—	—		—
Surface
Surface sources (8)	—	—	—	—	—	—	—		—
Australia
Sunrise Dam (2)	11.08	1.52	16.88	8.67	2.18	18.89	81.9-92.0	(4)	0.75-1.60	(4)
Tropicana (70 percent) (2) (3)	15.34	1.12	17.16	19.05	2.18	41.50	88.1-90.0	(4)	0.70-2.70	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (6)	3.39	2.10	7.13	7.18	2.28	16.34	66.9-95.2	(4)	0.27-6.76	(4)
Brazil
AGA Mineraçáo (2) (7)	3.13	3.69	11.58	10.92	3.88	42.35	49.7-94.3	(4)	0.29-4.29	(4)
Serra Grande (2)	2.71	2.75	7.45	4.29	2.81	12.04	89.5-96.4	(4)	0.54-1.46	(4)
Colombia
Gramalote (50 percent) (3)	—	—	—	62.46	0.86	53.60	83.9-95.0	(4)	0.16-0.22	(4)
Quebradona (2) (6)	—	—	—	112.72	0.69	77.31	58.6		—
Total	69.99	1.71	119.65	404.33	1.97	797.13

Copper

Ore Reserve: Metric	At 31 December 2020
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)
	Tonnes(5)	Grade	Copper Content	Tonnes (5)	Grade	Copper Content	Metallurgical Recovery Factor	Cut-off Grade	(9)
	(million)	percent	(tonnes million)	(million)	percent	(tonnes million)	percent	($/t)
Colombia
Quebradona (2)(6)	—	—	—	112.72	1.25	1.41	93.6	30	(11)
Total	—	—	—	112.72	1.25	1.41

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
(6)    The Ore Reserve contains 743 tonnes of silver for Cerro Vanguardia and 814 tonnes for Quebradona to be recovered as a by-product.
(7)    The Ore Reserve contains 0.41 million tonnes of sulphur to be recovered as a by-product.
(8)     No Ore Reserve is declared in 2020. Operation sold during 2020.
(9)    In-situ cut-off grade.
(10)    Ore Reserve is estimated by Competent Persons employed by Barrick Gold (Holdings) Limited.
(11)     Copper ore cut-off Net Smelter Return (NSR)

Rounding may result in computational differences.

The 2020 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Ore Reserve below infrastructure: Metric	Tons (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Obuasi	2.71	19.87	53.76
Sunrise Dam	1.02	3.17	3.24
Tropicana	0.80	3.59	2.86
AGA Mineração	4.94	4.94	24.41
Serra Grande	4.91	2.80	13.75
Quebradona	112.72	0.69	77.31
Total	127.10	1.38	175.33

Copper

Ore Reserve below infrastructure: Metric	Tons (millions)	Grade (%)	Copper Content (million tonnes)
Quebradona	112.72	1.25	1.41
Total	112.72	1.25	1.41

The Ore Reserve has been determined based on completed economic studies.

Gold

Ore Reserve: Metric	At 31 December 2019
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)			Metallurgical		Cut-off
	Tonnes(5)	Grade	Gold Content	Tonnes (5)	Grade	Gold Content	Recovery Factor		Grade	(9)
	(million)	(g/t)	(tonnes)	(million)	(g/t)	tonnes	percent		(g/t)
Africa
Democratic Republic of the Congo
Kibali (45 percent) (3) (10)	9.29	4.13	38.36	21.52	4.23	90.99	84.5-89.8	(4)	1.50-2.40	(4)
Ghana
Iduapriem	3.40	0.84	2.85	38.88	1.36	53.05	93.0-95.9	(4)	0.85-0.95	(4)
Obuasi (2)	—	—	—	24.26	9.13	221.47	87.0		4.10-5.20	(4)
Guinea
Siguiri (85 percent) (3)	18.20	0.63	11.55	54.12	0.80	43.27	88.0-93.0	(4)	0.50-0.75	(4)
Mali
Morila (40 percent) (3) (10) (11)	—	—	—	—	—	—
Sadiola (41 percent) (3)	—	—	—	24.50	2.01	49.23	75.0-94.0	(4)	0.51-0.78	(4)
Tanzania
Geita	—	—	—	13.44	3.50	47.03	77.8-92.7	(4)	1.25-3.95	(4)
South Africa
West Wits
Mponeng (2)	1.03	8.05	8.31	35.16	9.59	337.00	97.1-97.9	(4)	5.72-8.18	(4)
Surface
Surface sources (8)	63.97	0.24	15.18	457.89	0.26	120.83	44.0-90.9	(4)	0.20-0.34	(4)
Australia
Sunrise Dam (2)	11.15	1.38	15.39	6.64	2.84	18.88	84.5-85.0	(4)	0.70-1.56	(4)
Tropicana (70 percent) (2) (3)	16.48	1.02	16.89	22.99	2.13	49.07	89.9-90.0	(4)	0.70-2.69	(4)
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3) (6)	4.10	1.26	5.17	5.90	2.77	16.33	65.8-95.8	(4)	0.33-5.46	(4)
Brazil
AGA Mineraçáo (2) (7)	2.25	4.23	9.50	9.69	4.68	45.33	53.0-94.3	(4)	0.33-5.31	(4)
Serra Grande (2)	1.55	2.83	4.40	2.55	3.27	8.32	92.4-95.7	(4)	0.92-1.77	(4)
Colombia
Gramalote (51 percent) (3)	—	—	—	63.71	0.86	54.67	83.9-95.0	(4)	0.16-0.22	(4)
Quebradona (2) (6)	—	—	—	111.24	0.71	78.60	60.0		—
Total	131.42	0.97	127.60	892.49	1.38	1,234.08
Copper

Ore Reserve: Metric	At 31 December 2019
	Proven Ore Reserve (1) (2)			Probable Ore Reserve (1) (2)				Cut-off
	Tonnes(5)	Grade	Copper Content	Tonnes (5)	Grade	Copper Content	Recovery Factor	Grade	(9)
	(million)	percent	(tonnes million)	(million)	percent	(tonnes million)	percent	($/t)
Colombia
Quebradona (2) (6)	—	—	—	111.24	1.25	1.39	95.80	25-45	(12)
Total	—	—	—	111.24	1.25	1.39

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
(12)     Copper ore cut-off Net Smelter Return (NSR).

Rounding may result in computational differences

The 2019 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Gold

Ore Reserve below infrastructure: Metric	Tons (millions)	Grade (grams/tonne)	Gold Content (tonnes)
Mponeng	27.83	9.13	254.02
Obuasi	2.80	19.14	53.54
Sunrise Dam	1.01	4.92	4.97
Tropicana	1.89	3.60	6.82
AGA Mineração	5.75	4.96	28.49
Serra Grande	1.98	3.40	6.73
Quebradona	111.24	0.71	78.60
Total	152.50	2.84	433.17

Copper

Ore Reserve below infrastructure: Metric	Tons (millions)	Grade (%)	Copper Content (million tonnes)
Quebradona	111.24	1.25	1.39
Total	111.24	1.25	1.39

The Ore Reserve has been determined based on completed economic studies.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Ore Reserve: Imperial	At 31 December 2020
Stockpiles	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
Africa
Democratic Republic of the Congo
Kibali (45 percent) (1)	0.72	0.044	0.03
Ghana
Iduapriem	17.54	0.022	0.38
Guinea
Siguiri (85 percent) (1) (2)	54.57	0.017	0.91
Tanzania
Geita	8.94	0.046	0.41
Australia
Sunrise Dam	8.05	0.027	0.22
Tropicana (70 percent) (1)	13.89	0.025	0.35
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	7.00	0.012	0.08

(1)    Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)    Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Ore Reserve: Imperial	At 31 December 2019
Stockpiles	Tons (million)	Grade (ounces/ ton)	Gold content (million ounces)
Africa
Democratic Republic of the Congo
Kibali (45 percent) (1)	1.09	0.050	0.05
Ghana
Iduapriem	16.41	0.021	0.35
Guinea
Siguiri (85 percent) (1) (3)	55.29	0.017	0.93
Mali
Sadiola (41 percent) (1)	1.46	0.068	0.10
Tanzania
Geita	4.50	0.046	0.20
South Africa
Surface sources (2)	575.26	0.008	4.37
Australia
Sunrise Dam	9.40	0.028	0.26
Tropicana (70 percent) (1)	16.97	0.028	0.47
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	6.58	0.013	0.08
Brazil
Serra Grande	0.01	0.058	0.00

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

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Ore Reserve: Metric	At 31 December 2020
Stockpiles	Tonnes (million)	Grade (grams/ tonne)	Gold content (tonnes)
Africa
Democratic Republic of the Congo
Kibali (45 percent) (1)	0.65	1.50	0.98
Ghana
Iduapriem	15.91	0.75	11.96
Guinea
Siguiri (85 percent) (1) (2)	49.50	0.57	28.24
Tanzania
Geita	8.11	1.57	12.76
Australia
Sunrise Dam	7.31	0.93	6.81
Tropicana (70 percent) (1)	12.60	0.87	11.01
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	6.35	0.41	2.61

(1)    Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)    Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Stockpiles: Metric
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserve includes the following stockpile material:

Ore Reserve: Metric	At 31 December 2019
Stockpiles	Tonnes (million)	Grade (grams /tonne)	Gold content (tonnes)
Africa
Democratic Republic of the Congo
Kibali (45 percent) (1)	0.99	1.72	1.70
Ghana
Iduapriem	14.89	0.73	10.90
Guinea
Siguiri (85 percent) (1) (3)	50.16	0.58	28.84
Mali
Sadiola (41 percent) (1)	1.32	2.31	3.07
Tanzania
Geita	4.08	1.56	6.37
South Africa
Surface sources (2)	521.86	0.26	136.01
Australia
Sunrise Dam	8.53	0.94	8.05
Tropicana (70 percent) (1)	15.40	0.94	14.52
Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	5.97	0.44	2.64
Brazil
Serra Grande	0.01	2.00	0.02

(1)    Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)    Centralised operations treating material on surface that was previously generated by several underground operations, includes tailings material.
(3)    Spent heap included in Ore Reserve.

Rounding may result in computational differences.

Drill hole spacing: Imperial
In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
Africa
Democratic Republic of the Congo
Kibali	16 x 33 feet, 33 x 82 feet	98 x 131 feet, 131 x 131 feet
Ghana
Iduapriem	66 x 49 feet	164 x 246 feet
Obuasi	66 x 66 feet	197 x 197 feet
Guinea
Siguiri	None	66 x 131 feet, 82 x 82 feet
Tanzania
Geita	33 x 49 feet	33 x 33 feet, 66 x 66 feet, 82 x 49 feet, 82 x 131 feet, 131 x 66 feet, 131 x 131 feet
Australia
Sunrise Dam	33 x 33 feet, 82 x 82 feet	131 x 66 feet, 131 x 131 feet
Tropicana	39 x 39 feet, 82 x 82 feet	164 x 82 feet, 164 x 164 feet
Americas
Argentina
Cerro Vanguardia	20 x 66 feet, 39 x 16 feet	131 x 131 feet
Brazil
AGA Mineração	33 x 66 feet, 66 x 33 feet, 66 x 98 feet, 82 x 82 feet, 98 x 98 feet	66 x 131 feet, 131 x 197 feet, 164 x 164 feet, 197 x 131 feet, 197 x 197
Serra Grande	33 x 33 feet, 33 x 66 feet	82 x 82 feet, 131 x 66 feet, 131 x 131 feet, 164 x 66 feet
Colombia
Gramalote	None	164 x 164 feet
Quebradona	98 x 98 feet	197 x 197 feet

Drill hole spacing: Metric
In determining the Proven and Probable Ore Reserve, AngloGold Ashanti applied the following table of drill hole spacing:

Drill Hole Spacing
	Proven Ore Reserve	Probable Ore Reserve
Africa
Democratic Republic of the Congo
Kibali	5 x 10 metre, 10 x 25 metre	30 x 40 metre, 40 x 40 metre
Ghana
Iduapriem	20 x 15 metre	50 x 75 metre
Obuasi	20 x 20 metre	60 x 60 metre
Guinea
Siguiri	None	20 x 40 metre, 25 x 25 metre
Tanzania
Geita	10 x 15 metre	10 x 10 metre, 20 x 20 metre, 25 x 15 metre, 25 x 40 metre, 40 x 20 metre, 40 x 40 metre
Australia
Sunrise Dam	10 x 10 metre, 25 x 25 metre	40 x 20 metre, 40 x 40 metre
Tropicana	12 x 12 metre, 25 x 25 metre	50 x 25 metre, 50 x 50 metre
Americas
Argentina
Cerro Vanguardia	6 x 20 metre, 12 x 5 metre	40 x 40 metre
Brazil
AGA Mineração	10 x 20 metre, 20 x 10 metre, 25 x 25 metre, 20 x 30 metre, 30 x 30 metre	20 x 40 metre, 40 x 60 metre, 50 x 50 metre, 60 x 40 metre, 60 x 60 metre
Serra Grande	10 x 10 metre, 10 x 20 metre	25 x 25 metre, 40 x 20 metre, 40 x 40 metre, 50 x 20 metre
Colombia
Gramalote	None	50 x 50 metre
Quebradona	30 x 30 metre	60 x 60 metre

ITEM 4A:    UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2020, 2019 and 2018. The discussion of operating and financial results in this “Item 5: Operating and Financial Review and Prospects” relates to the company’s continuing operations (unless the context indicates otherwise).

On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited (Harmony). Following receipt of all regulatory approvals, the transaction closed on 30 September 2020, with Harmony taking effective control of these producing assets and liabilities on 1 October 2020. While the South African mining rights were passed to Harmony as between the parties at that time, the registration and consolidation of such mining rights is still pending. See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—South Africa”. The South African producing assets and related liabilities sold to Harmony are treated as a discontinued operation for the year ended and as at 31 December 2020. See “Item 18: Financial Statements—Note 9— Discontinued operations and assets and liabilities held for sale” for further details.

On 10 November 2020, AngloGold Ashanti together with its joint venture partner Barrick Gold Corporation (Barrick) completed the sale of their entire interests in Société des Mines de Morila S.A., the company operating the Morila gold mine in Mali, to Firefinch Limited (previously named Mali Lithium Limited). On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD Corporation (IAMGOLD) completed the sale of their entire interests in Société d’Exploitation des Mines d’Or de Sadiola S.A., the company operating the Sadiola gold mine in Mali, to Allied Gold Corp. (Allied Gold). See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Mali”.

This item should be read in conjunction with the company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the company also produces silver and sulphuric acid as by-products. The company no longer produces uranium oxide as a by-product following the sale of its Vaal River operations, effective 28 February 2018. By-product revenue from continuing operations amounted to $105 million in 2020 (2019: $86 million; 2018: $133 million) out of total revenue from product sales from continuing operations of $4,427 million in 2020 (2019: $3,525 million; 2018: $3,336 million). See “Item 18: Financial Statements—Note 3—Revenue from product sales” for additional information. The company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•Africa (comprising Ghana, Guinea, the DRC and Tanzania);
•South Africa (recorded as a discontinued operation);
•Australia; and
•Americas (comprising Argentina, Brazil and projects in Colombia and in the United States).

AngloGold Ashanti has ten continuing mining operations in Africa, Australia and the Americas comprising open-pit and underground mines, which are supported by extensive, yet focused exploration activities. In addition, AngloGold Ashanti has three greenfields projects located in Colombia and exploration activities in the United States. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

As at 31 December 2020, the company reported, on an attributable basis, Proven and Probable Ore Reserve for gold of approximately 25.2 million ounces in subsidiaries and 4.2 million ounces in equity accounted joint ventures. For the year ended 31 December 2020, AngloGold Ashanti reported an attributable gold production of approximately 2.44 million ounces from subsidiaries, 0.36 million ounces from equity accounted joint ventures and 0.24 million ounces from discontinued operations. As at 31 December 2020, the company reported an attributable Proven and Probable Ore Reserve for copper of 3,105Mlbs.

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

5A:    OPERATING RESULTS

Introduction

The year 2020 was marked by a number of developments that were historically unprecedented. With respect to the COVID-19 pandemic, there was the speed at which the pandemic escalated globally, the extent and severity of related lockdowns in certain countries, and the size of the government stimulus measures globally. At the same time, global equity markets have gained 14 percent over the course of 2020. The year also demonstrated the incredible resilience of people, institutions, and financial markets. Following the US elections and the ongoing roll-out of vaccines, investors have become increasingly bullish, pushing the global equity markets to record highs.

As the pandemic unfolded and uncertainty increased, investors’ risk averseness navigated them towards gold. This influx into the gold market drove the market spot gold price up 25 percent year-on-year from approximately $1,517/oz (at 1 January 2020) to approximately $1,896/oz (at 31 December 2020). As a result, market spot gold price volatility skyrocketed, recording the variance between the highest ($2,064/oz) and lowest ($1,469/oz) market spot gold prices during 2020 at 40 percent. 2020 also included a new all-time high for the market spot gold price. The average market spot gold price was recorded at $1,772 per ounce for the full year 2020.

According to the World Gold Council (WGC), global investment demand grew 40 percent to a record annual high of 1,773.2 tonnes. Global gold-backed ETFs holdings grew by 877.1 tonnes during 2020, reaching record year-end holdings of 3,751.5 tonnes. Bar and coin investment of 896.1 tonnes was three percent higher year-on-year, with consistent growth coming through in the second half of the year.

On the other hand, higher gold prices and weak local currencies drove the domestic price of gold to historical highs, negatively impacting the demand for jewellery. In addition, the restriction on social gatherings further exacerbated the decrease in the demand for jewellery. Total annual jewellery demand dropped to 1,411.6 tonnes (34 percent lower year-on-year), the lowest in the recorded history of the WGC annual data series.

Official reserves showed a mixed picture of buying and selling during 2020. In total, central banks added 273 tonnes to their reserves during the year, making 2020 the eleventh consecutive year of net buying. However, this was almost 60 percent lower than the multi-decade record of 668 tonnes added in 2019. Total supply fell in 2020 by four percent year-on-year to 4,633.1 tonnes, the largest annual decline since 2013. The drop was primarily due to disruptions caused by the pandemic. Mine production decreased by four percent year-on-year, while the global hedge book fell by 65.1 tonnes in 2020, more than reversing the small increase in hedging seen in 2019. Lockdown restrictions also impeded consumers’ ability to re-sell and the supply of recycled gold grew by only one percent despite record gold prices in every market. Nevertheless, the amount of recycled gold in 2020 (1,297.4 tonnes) marks the highest amount of recycling since 2012 (1,645.1 tonnes).

Management uses the market spot gold price to monitor the performance of the gold price and its effect on the company’s results. It gives an investor insight into the performance of the gold price and its impact on company results.

Restatement of prior year disclosures

During the year following the sale of the South African operations, the Foreign Currency Translation Reserve (FCTR) was reassessed. It was determined that the FCTR which had originated from “non-foreign operations” would not recycle through the income statement. Non-foreign operations are those entities with the same functional currency (ZAR) as our parent company, AngloGold Ashanti Limited, which is different to the group presentation currency (USD). IAS 21 is silent regarding such a situation where a subsidiary is partially or fully disposed of resulting in a partial or full release of the FCTR associated with the subsidiary. The statement of comprehensive income previously disclosed all foreign currency translation differences as “Items that will be reclassified subsequently to profit or loss”. As a result of the reassessment, the FCTR has been split between “Items that will be reclassified subsequently to profit or loss” and “Items that will not be reclassified subsequently to profit or loss”. The comparatives have been restated to include the corrected disclosure. Refer to “Item 18: Financial Statements—Note 1—Accounting policies—Restatement of prior year disclosures”.

The restatement has no impact on reported totals in the Statement of comprehensive income of profit (loss) for the period; other comprehensive income (loss) for the period, net of tax; total comprehensive income (loss) for the period, net of tax; or on earnings per share or headline earnings per share for the period.

Identification and classification of discontinued operations

During 2019, the decision to sell the remaining South African operations was made, judgement was applied regarding classification of the disposal group as held for sale at year end 2019, and whether the disposal group should be classified as a discontinued operation. The South African asset sale was assessed as a major geographical area of operations and part of a single co-ordinated plan to dispose of a major geographical area of operations and accordingly, it was classified as a discontinued operation. The sale was announced on 12 February 2020. Refer to “Item 18: Financial Statements—Note 9—Discontinued operations and assets and liabilities held for sale”.

Key factors affecting results

Gold prices

AngloGold Ashanti’s operating results are directly related to the market spot gold price, which can fluctuate widely and is affected by numerous factors beyond its control, including investment, jewellery and industrial demand (particularly in China and India), expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (IMF), global or regional political or economic events or conditions, the impact of global health crises and pandemics such as COVID-19, and production and cost levels in major gold-producing regions.

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

The market for gold bullion bar, the company’s primary product, is generally limited to the bullion banks. The number of these banks has declined over the last decade. Additionally, due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

The price of gold is often subject to sharp, short-term changes. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

Yearly average gold prices received per ounce have changed during the three years under review as follows:
•2018 - $1,266 per ounce
•2019 - $1,394 per ounce
•2020 - $1,778 per ounce

The average gold price received per ounce increased by $384 per ounce, or 28 percent, from $1,394 per ounce for the year ended 31 December 2019 to $1,778 per ounce for the year ended 31 December 2020. The average market spot gold price increased by $378 per ounce, or 27 percent, from $1,394 per ounce for the year ended 31 December 2019 to $1,772 per ounce for the year ended 31 December 2020.

The market spot gold price has been highly volatile in 2020. After an initial increase in the beginning of the year, the market spot gold price decreased from a high of $1,687 per ounce on 6 March 2020 to a low of $1,470 per ounce on 19 March 2020 in the midst of a wider market dislocation related to the COVID-19 pandemic prompting the US Federal Reserve to cut interest rates to zero and announce significant economic stimuli. During the following three months the market spot gold price increased 22 percent to $1,781 per ounce by 30 June 2020. The market spot gold price continued to rise and recorded a high of $2,064 per ounce on 6 August 2020 before stabilising at around $1,900 per ounce. The market spot gold price at closing on 31 December 2020 was $1,896 per ounce compared to $1,517 per ounce the prior year. Between 1 January 2021 and 19 March 2021, the market spot gold price traded between a low of $1,681.24 per ounce and a high of $1,949.35 per ounce. On 19 March 2021, the afternoon price for gold on the London Bullion Market was $1,744.74 per ounce.

If income from gold sales falls for an extended period below the company’s total cash costs at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue production at some or all of its operations. Declining gold prices may also force a reassessment of the feasibility of a particular exploration or development project or projects, and could lead to the curtailment or suspension of such projects. A sustained decrease in gold prices may force the company to change its dividend payment policies, reduce expenditures and undertake measures to address its cost base. In addition, the use of lower gold prices in Ore Reserve estimates and life-of-mine plans could result in material write-downs of the company’s investment in mining properties and increase amortisation, environmental rehabilitation and mine closure charges.

On 22 and 28 January 2020, the company entered into Asian style zero-cost collars in respect of its Argentinean operations (CVSA) for a total of 130,900 ounces (70 percent of CVSA’s annual gold production) for the period February 2020 to December 2020. The strike prices were as follows: $1,500 per ounce on the floor and an average price of $1,701.34 per ounce on the cap. At 31 December 2020, the group had no commitments against future production potentially settled in cash. At 31 December 2020, a realised loss of $14 million was incurred in respect of these gold derivatives.

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) remained fairly consistent between 2018 - 2020 from 2.91 million ounces in 2018, 2.86 million ounces in 2019 to 2.81 million ounces in 2020. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

Operational impacts resulting from the COVID-19 pandemic

In addition to the impact of the COVID-19 pandemic on the gold price discussed under the caption “—Gold Prices”, the COVID-19 pandemic has the potential to have a significant adverse impact on our operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as the result of government-mandated containment measures or additional safety measures that the company may consider in the future). A full or partial shutdown of the company’s mines in the affected areas and/or a halt in related mining operations could occur if COVID-19 spread among our workforce, if requested or mandated by governmental authorities or if otherwise elected by the company as a preventive measure to contain the spread of the virus. Governments of the countries in which we operate may impose significant restrictions on the movement of goods, services and persons, including by ordering nationwide lockdowns of businesses and their citizens, as was done, for example, in Argentina, which imposed a nationwide lockdown (quarantine), including travel restrictions, border closings and the shutdown of most industries, as a result of which Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities. Similarly, the South African and State of Goiás governments imposed similar restrictions resulting in the temporary suspension of mining activities of the company’s South African operations and Serra Grande operations in Brazil, respectively.

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. AngloGold Ashanti has taken a number of proactive steps to protect employees, host communities and the business itself. For example, AngloGold Ashanti continues to conduct increased screening and surveillance of employees, and only essential travel is permitted for company employees. The company has implemented hygiene awareness campaigns, enhanced protocols for disinfection of equipment, working environments and infrastructure and social distancing, prohibitions on gatherings, and remote work arrangements where feasible. AngloGold Ashanti ensured that no employee lost salaries or benefits because of pandemic-related lockdowns. In addition, a multidisciplinary committee was established at the outset of the outbreak to implement a crisis management strategy. The centrepiece of this strategy was our five-phase preparedness and response plan, based on lessons learned during the 2014 to 2016 Ebola outbreak in Guinea, and associated risk monitoring system. Our teams also worked closely with community leadership around our mines and governments in our operating jurisdictions to provide support for efforts to ‘flatten the curve’, cushion the economic impact of the pandemic and help bolster their responses to the outbreak. These steps have been in line with the company’s values, the requirements of the countries in which we operate, and guidelines provided by the World Health Organization (WHO). The health and wellbeing of our employees and our host communities remains our key priority.

The extent to which the COVID-19 pandemic will impact the company’s results will depend on the scale, duration and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of the outbreak and new variants.

The impact on revenue from product sales is estimated at $94 million due to lower gold produced of 59,000 ounces from continuing operations. The impact on cost of sales is estimated at $19 million and its impact on all-in sustaining costs was estimated at $35 per ounce, or about three percent. Consumable inventory levels were increased at certain operations to mitigate potential supply chain challenges resulting from the pandemic.

As of 26 March 2021, all of AngloGold Ashanti’s mines are operating normally subject to updated COVID-19-related protocols and various travel restrictions, except Cerro Vanguardia which is currently running at between 60% to 80% mining capacity due to continuing inter-provincial travel restrictions in Argentina, which prevent certain employees from getting to the site.

As of 31 December 2020, second waves of the outbreak were being experienced in several of our operating jurisdictions, coinciding with the spread of new, more contagious variants of the virus. As with the first waves, the increase in cases triggered government-imposed movement restrictions, including mandatory isolation and quarantine measures. We continue to observe strict health protocols and to exercise vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current and future conditions.

Climate change and other environmental factors

Rising temperatures, changing rainfall patterns and extreme weather conditions believed to be caused by climate change remain growing concerns for businesses, investors, broader society and governments. This has led to growing pressure on companies, including those in the mining sector, to reduce greenhouse gas emissions consistent with national commitments under the Paris Agreement, to promote responsible corporate practices and to increase transparency about the risks and opportunities of transitioning to a low-carbon economy. Pressure from governments, investors and broader society for mining companies to improve environmental stewardship and reduce greenhouse gas emissions, both absolutely and in terms of consumption rates per tonne mined, is likely to intensify in the future.

Limiting average global temperature increases to less than 1.5 degrees Celsius by 2050, in line with the goals of the Paris Agreement, is believed to require global emissions to decline by 8% to 10% annually between 2020 and 2050. In 2008, AngloGold Ashanti set emissions intensity reduction targets to achieve a 30% reduction in GHG emissions per tonne processed, by 2022, as compared to 2007. This target was met in 2018. Work is underway during 2021 to set new medium-term targets, and to begin working toward charting a pathway to net zero emissions. In 2020, the company has established a Climate Change Working Group to focus on the related strategy and transition processes, to develop metrics and targets, and to oversee implementation of our strategy.

AngloGold Ashanti also aims to align our reporting on climate-related impacts with the guidelines and recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) beginning in our annual reports for the fiscal year ending 31 December 2021. In addition, the company will continue reporting in line with standards and guidelines of the ICMM, the Principles for Responsible Investment (PRI) supported by the UN, the United Nations Global Compact and the World Gold Council’s Responsible Gold Mining Principles, among others.

Foreign exchange fluctuations

Total cash costs in all business segments are for local procurement largely incurred in local currency where the relevant operation is located. US dollar denominated total cash costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the Brazilian real, Australian dollar, and, to a lesser extent, the Argentinian peso and other local currencies. As set out below, during the year ended 31 December 2020, the Argentinian peso, Brazilian real and the Australian dollar weakened, which collectively had a favourable impact on AngloGold Ashanti’s US dollar denominated total cash costs.

Average annual exchange rates to the US dollar	2020	2019	2018
Brazilian real	5.15	3.94	3.66
Australian dollar	1.45	1.44	1.34
Argentinian peso	70.71	48.29	28.14

In 2020, the company derived 52 percent (45 percent including joint ventures) of its revenues from continuing operations from Brazil, Australia and Argentina, and incurred 53 percent (48 percent including joint ventures) of its total cash costs from continuing operations in Brazil, Australia and Argentina. A one percent strengthening of local currencies against the US dollar will result in an increase in total cash costs incurred of about $12 million or $4 per ounce.

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

AngloGold Ashanti is unable to control the prices at which it sells its gold. Accordingly, in the event of significant inflation in Brazil, Argentina or Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the company’s results and financial condition. See “Item 3D—Risk Factors—Inflation may have a material adverse effect on results of operations”.

At 31 December 2020, AngloGold Ashanti employs over 28,000 people globally, most of whom are members of trade unions, particularly in Africa and the Americas. Salaries and wages account for a significant component of local total cash costs and are impacted by annual wage increases.

Energy costs, comprising power, fuel and lubricants, are another material component of total cash costs. Due to the remote location of some of its mines in Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of Brent crude oil has decreased from $71 per barrel in 2018, $65 per barrel in 2019 to $42 per barrel in 2020, a 41 percent decrease over the three-year period. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average total cash costs of all its operations increases by about $2 million or $0.7 per ounce, with the total cash costs of certain of the company’s mines, particularly Siguiri (Guinea), Iduapriem (Ghana), Geita (Tanzania) and Tropicana (Australia) which are more dependent on fuel, being more sensitive to changes in the price of oil.

In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of Brent crude oil for the period February 2020 to December 2020. The average strike prices were $45 per barrel on the floor and an average price of $65 per barrel on the cap. The same month, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 622,000 barrels of Brent crude oil for the period March 2020 to December 2020. The average strike prices were $44.50 per barrel on the floor and an average price of $65 per barrel on the cap. At 31 December 2020 the group had no commitments potentially settled in cash. At 31 December 2020, a realised loss of $5 million was incurred in respect of these oil derivatives.

AngloGold Ashanti has no influence over the cost of most consumables. Furthermore, there has also been volatility recently in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure.

Royalties (excluding joint ventures), which are generally calculated as a percentage of revenue, varied over the past three years from $133 million in 2018 to $137 million in 2019 and $181 million in 2020, a 36 percent increase over the three-year period, primarily due to the variations in the gold prices received, production and royalty rate increases. Royalties are likely to continue to vary in the coming years due to the variations in the gold prices and the fact that in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Environmental rehabilitation costs

Total provisions for decommissioning and for environmental restoration activities (excluding joint ventures and discontinued operations) totaled $637 million in 2018, $634 million in 2019 and $674 million in 2020. During 2019, $96 million was transferred to liabilities related to assets held for sale. During 2020, the provisions for decommissioning and restoration increased by $40 million due to several changes in calculating estimates that are attributable to changes in discount rates due to changes in global economic assumptions, changes in mine plans resulting in a change in cash flows, changes in design of tailings storage facilities in Brazil due to new requirements enacted or formalized in 2020 and changes in methodology for calculating such estimates, in response to comments from the environmental regulatory authorities. See also “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine”, “Item 4B: Business Overview—Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview—Environmental, Health and Safety Matters”.

Amortisation of tangible assets

Amortisation of tangible assets decreased during the 2018 - 2020 period, from $553 million to $521 million, largely due to lower deferred stripping at Tropicana, open pit ore being depleted at Geita and lower production at Cerro Vanguardia.

Exploration and evaluation costs

The company has expensed exploration expenditure during the years ended 31 December 2018, 2019 and 2020 in order to replenish depleting Ore Reserve and bring new ore bodies into pre-feasibility or feasibility. The expensed exploration costs incurred over the last three fiscal years amounted to $98 million in 2018, $112 million in 2019 and $124 million in 2020. Exploration expenditure increased during 2020 mainly due to an increase in brownfields exploration and pre-feasibility studies in Colombia.

Corporate administration, marketing and other expenses

The corporate administration, marketing and other expenses incurred amounted to $76 million in 2018, $82 million in 2019 and $68 million in 2020. The decrease in 2020 is mainly due to exchange rate impact of weaker local currency and lower labour costs (cash shares costs and equity share costs) and lower overseas travel costs partly offset by higher audit fees and insurance costs.

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

When reviewing goodwill and other tangible assets for impairment, AngloGold Ashanti’s assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term real gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long-term real gold price of $1,450 per ounce in 2020 and $1,300 per ounce in 2019, were based on a range of economic and market conditions, which were, at that time, expected to exist over the remaining useful life of the assets.

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

The actual market spot gold price averaged $1,772 per ounce in 2020 and $1,394 per ounce in 2019. The market spot gold price in 2020 has been subject to volatile short-term swings. Between 1 January 2021 and 19 March 2021, the market spot gold price traded between a low of $1,681.24 per ounce and a high of $1,949.35 per ounce. On 19 March 2021, the afternoon price for gold on the London Bullion Market was $1,744.74 per ounce.

Other expenses

Other expenses incurred over the last three fiscal years amounted to $79 million in 2018, $83 million in 2019 and $57 million in 2020. The decrease during 2020 is largely due to ceasing care and maintenance activities at Obuasi as the redevelopment project progressed to commercial level of production in 2020, partly offset by increased value added tax (VAT) and other duties expensed and the Brazilian power utility legal settlement in 2019 which was not repeated in 2020.

Taxation

Taxation increased over the period 2018 - 2020 from an expense of $212 million in 2018 to an expense of $625 million in 2020. Increase in taxation over the period 2018 - 2020 is largely due to higher earnings in Tanzania, Brazil, Australia, and Ghana.

Taxation is likely to continue to be volatile in the coming years, as host governments in a number of jurisdictions increasingly seek to obtain a higher share of revenue by increasing rates of existing taxes and introducing new taxes on gold mines.

Production in 2020

For the year ended 31 December 2020, AngloGold Ashanti’s total attributable gold production of 2.806 million ounces was 56,000 ounces, or two percent, lower than the 2019 production of 2.862 million ounces.

Production increased by four percent, or 65,000 ounces in 2020, as compared to 2019, in the Africa segment. The increase was mainly due to the transition to predominantly underground operations which resulted in increased tonnes treated at Geita and the continued ramp-up of the Obuasi redevelopment project. Obuasi delivered 127,000 ounces in production despite delays in receiving equipment and in the arrival of skilled personnel, critical to the project, as a result of COVID-19-related lockdowns in various jurisdictions during 2020. Increased production at Siguiri was due to the increase in hard rock processing capability resulting in a higher plant throughput during 2020. The higher plant throughput has been partially offset by lower-than-planned recovery rate from high levels of carbon in the ore affecting the capacity to recover gold. Steady performance was achieved at Kibali and Iduapriem. The increase in production was partially offset by the cessation of mining activities at Sadiola and Morila in Mali, and the impact of the COVID-19 pandemic.

Production decreased by ten percent, or 60,000 ounces in 2020, as compared to 2019, in the Australia region. The decrease is mainly due to planned lower ore sourced from open pit and completion of grade streaming activities while moving into a waste stripping phase at Tropicana during 2020. Steady performance was achieved by Sunrise Dam.

In the Americas region, production decreased by nine percent, or 61,000 ounces in 2020, as compared to 2019. Lower production at Cerro Vanguardia was due to the effect of lower planned grades aligned to the current life-of-mine plan and due to lower tonnes treated as a result of the impact of the COVID-19 pandemic. Production was also lower at Serra Grande due to lower grades as a result of geological model changes, grade control changes and operational delays at high grade stope areas, further impacted by absenteeism due to the COVID-19 pandemic. Production was maintained at AGA Mineração despite the impact of stoppages and absenteeism due to COVID-19, unexpected heavier-than-normal rains in the first half of the year, as well as geotechnical issues on the high-grade areas.

Production in 2019

For the year ended 31 December 2019, AngloGold Ashanti’s total attributable gold production of 2.86 million ounces was 50,000 ounces, or two percent, lower than the 2018 production of 2.91 million ounces.

Production increased by two percent, or 26,000 ounces, in 2019 as compared to 2018, in the Africa region. The increase was mainly due to the transition to predominantly underground operations which resulted in higher grade material and increased tonnes treated at Geita and improved production at Iduapriem due to the Operational Excellence programme which focused on improved grade control practices. The increase in production was partially offset by a decrease at Siguiri due to the integration of the Carbon-in-Leach (CIL) combination plant that was completed during the year with a slower ramp-up than anticipated and lower production from both Sadiola and Morila as these two operations near the end of their mining activities.

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

Comparison of financial performance in 2020, 2019 and 2018

Financial performance of AngloGold Ashanti	Year ended 31 December
(in $ millions)	2020	2019	2018
Continuing operations
Revenue from product sales	4,427	3,525	3,336
Cost of sales	(2,699)	(2,626)	(2,584)
Total of all other (expenses) income	(417)	(448)	(429)
Share of associates and joint ventures’ profit (loss)	278	168	122
Taxation	(625)	(250)	(212)
Discontinued operations
Profit (loss) from discontinued operations	7	(376)	(83)

Net profit (loss) attributable to equity shareholders
- Continuing operations	946	364	216
- Discontinued operations	7	(376)	(83)
Net profit (loss) attributable to non-controlling interests
- Continuing operations	18	5	17
Comparison of total cost of sales in 2020, 2019 and 2018
The following table presents cost of sales from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2020:

Cost of sales for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2020	2019	2018
Total cost of sales	2,699	2,626	2,584
Inventory change	(21)	(5)	(9)
Amortisation of tangible assets	(521)	(538)	(553)
Amortisation of intangible assets	(2)	(3)	(5)
Amortisation of right of use assets	(47)	(42)	—
Retrenchment costs	(2)	(4)	(4)
Rehabilitation and other non-cash costs	(32)	(53)	(17)
Total cash costs	2,074	1,981	1,996

Comparison of financial performance in 2020 with 2019

Our gold income is materially impacted by price and volume variances. All of our costs are impacted by the consequences of average exchange rate movements.

Exchange fluctuations in and the average exchange rates for the South African rand, Brazilian real, Australian dollar and the Argentinian peso have effects on the various components that make up our costs based on the level of local procurement of each of these costs. For a discussion of the effect of foreign exchange fluctuations on our financial results, see “Item 5A: Operating Results—Key factors affecting results—Foreign exchange fluctuations”.

Revenue from product sales

Revenue from product sales increased by $902 million, or 26 percent, from $3,525 million in 2019 to $4,427 million in 2020, mainly as a result of the increase in the average gold price received of $384 per ounce. Gold income increased by $883 million, or 26 percent, from $3,439 million in 2019 to $4,322 million in 2020, due to the increase in the average gold price received partially offset by the decrease in gold sold. Gold sold decreased by 34,000 ounces, or one percent, from 2.410 million ounces in 2019 to 2.376 million ounces in 2020, which resulted in a decrease in gold income of $49 million. The average gold price received increased by $384 per ounce, or 28 percent, from $1,394 per ounce during 2019 to $1,778 per ounce in 2020, which resulted in an increase in gold income of $932 million. By-product revenue increased by $19 million, or 22 percent, to $105 million from $86 million in 2019, mainly due to an increase in revenue from silver.

Revenue from product sales from the Africa operations increased by $535 million, or 34 percent, to $2,125 million in 2020 from $1,590 million in 2019, mainly as a result of the increase in average gold price received, which resulted in an increase of gold income of $443 million. The increase in gold ounces of 59,000 ounces sold contributed to an increase in gold income of $91 million. The increase was mainly due to the transition to predominantly underground operations which resulted in increased tonnes treated at Geita and the commissioning of the Obuasi redevelopment project. Once commissioned, Obuasi sold 27,000 ounces despite delays in the pre-production phase receiving equipment and in the arrival of skilled personnel, critical to the project, as a result of the lockdowns in various jurisdictions during 2020. A marginal increase in production at Siguiri was due to the increase in hard rock processing capability resulting in a higher plant throughput during 2020. The higher plant throughput was partially offset by lower than planned recovery rate from high levels of carbon in the ore affecting the capacity to recover gold. Steady production performance was achieved at Iduapriem.

Revenue from product sales from Australia increased by $138 million, or 16 percent, from $854 million in 2019 to $992 million in 2020. The increase in the average gold price received resulted in an increase in gold income of $213 million. Gold production decreased mainly due to planned lower ore sourced from open pit and completion of grade streaming activities while moving into a waste stripping phase at Tropicana during 2020. Steady production performance was achieved by Sunrise Dam. The decrease in gold ounces sold resulted in a decrease in gold income of $75 million.

Revenue from product sales from the Americas operations increased by $229 million, or 21 percent, from $1,081 million in 2019 to $1,310 million in 2020 mainly as a result of the increase in average gold price received which resulted in an increase of gold income of $261 million. Gold income increased by $211 million, or 21 percent, from $1,000 million in 2019 to $1,211 million in 2020. The increase was partly offset by a decrease of 36,000 ounces in gold sold in 2020, which resulted in a decrease in gold income of $50 million. Gold production primarily decreased at Cerro Vanguardia due to the effect of lower planned grades aligned to the current life-of-mine plan and due to lower tonnes treated as a result of the impact of the COVID-19 pandemic. Production was also lower at Serra Grande due to lower grades as a result of geological model changes, grade control changes and operational delays at high grade stope areas, further impacted by absenteeism due to the COVID-19 pandemic. Production was maintained at AGA Mineração despite the impact of stoppages and absenteeism due to COVID-19, unexpected heavier-than-normal rains in the first half of the year, as well as geotechnical issues on the high-grade areas. By-product revenue increased by $18 million, or 22 percent, to $99 million from $81 million in 2019, mainly due to an increase in revenue from silver.

Cost of sales

Cost of sales increased from $2,626 million in 2019 to $2,699 million in 2020, which represents a $73 million, or three percent, increase. The increase was primarily due to an increase in cash operating costs by $50 million, or three percent, to $1,881 million from $1,831 million in 2019 and an increase in royalties paid by $44 million, or 32 percent, to $181 million from $137 million in 2019, partly offset by a decrease in environmental rehabilitation and other non-cash costs by $21 million, or 40 percent, to $32 million in 2020 from $53 million in 2019. The increase in cash operating costs due to higher labour and contractor costs, consumable stores, COVID-19 pandemic related spend, services and other charges, partly offset by lower fuel and power costs. The decrease in rehabilitation and other non-cash costs arose from the changes to restoration provision cash flows, inflation rates and discount rates compared to 2019.

In Africa, cost of sales increased from $1,173 million in 2019 to $1,232 million in 2020, which represents a $59 million, or five percent, increase. The increase was mainly due to an increase in labour and contractor costs, consumable stores, royalties, amortisation, services and other charges, partly offset by lower fuel costs and ore stockpile adjustments.

In Australia, cost of sales increased from $632 million in 2019 to $705 million in 2020, which represents a $73 million, or 12 percent, increase. The increase was mainly due to an increase in labour and contractor costs, consumable stores, royalties, services and other charges, and ore stockpile adjustments, partly offset by lower fuel costs, amortisation and the weakening of the Australian dollar against the US dollar.

In the Americas, cost of sales decreased from $822 million in 2019 to $764 million in 2020, which represents a $58 million, or seven percent, decrease. The decrease was mainly due to the weakening of the local currencies against the US dollar, decrease in rehabilitation and other non-cash costs and lower fuel costs. The Argentinian peso weakened by 46 percent and the Brazilian real by 31 percent, against the US dollar. Such decrease was partly offset by an increase in contractor costs.

Total cash costs

Total cash costs increased from $1,981 million in 2019 to $2,074 million in 2020, which represents a $93 million, or five percent, increase. The increase was primarily due to an increase in cash operating costs and an increase in royalties paid. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs), royalties and other cash costs. The increase in total cash costs was partially offset by the weakening of local currencies against the US dollar and lower fuel and power costs.

Cash operating costs increased by $50 million, or three percent, to $1,881 million in 2020 from $1,831 million in 2019, primarily due to the higher labour and contractor costs, consumable stores, services and other charges, partly offset by the weakening of local currencies against the US dollar and lower fuel and power costs. Cash operating costs includes salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs.

Royalties, which are generally calculated as a percentage of revenue, increased from $137 million in 2019 to $181 million in 2020, which represents a $44 million, or 32 percent, increase. The increase was primarily due to an increase in the spot gold prices and an increase in production at Geita, Siguiri and Obuasi (which are generally subject to higher royalty rates), partially offset by a decrease in production at Tropicana and Serra Grande (which are generally subject to lower royalty rates).

Retrenchment costs

Retrenchment costs included in cost of sales decreased by $2 million, or 50 percent, from $4 million in 2019 to $2 million in 2020.

Rehabilitation and other non-cash costs

Environmental rehabilitation and other non-cash costs decreased from $53 million in 2019 to $32 million in 2020, which represents a $21 million, or a 40 percent, decrease. This decrease as compared to 2019 was primarily due to the weakening of local currencies against the US dollar, a change in discount rates due to changes in global economic assumptions, changes in mine plans resulting in a change in cash flows, changes in design of tailings storage facilities in Brazil due to new requirements enacted or formalized in 2020, and changes in the methodology used to calculate such estimates in response to comments from environmental regulatory authorities.

Amortisation of tangible, intangible and right of use assets

Amortisation of tangible, intangible and right of use assets expense decreased from $583 million in 2019 to $570 million in 2020, which represents a $13 million, or two percent, decrease. Amortisation of tangible assets decreased by $17 million, or three percent, from $538 million in 2019 to $521 million in 2020, largely due to lower production at Cerro Vanguardia, lower depreciation on the waste stripping asset at Tropicana due to lower ore sourced from open pit while moving into a waste stripping phase and lower amortisation at Serra Grande and Geita. The decrease was partially offset by an increase in amortisation at Iduapriem due to higher depreciation on the waste stripping asset and commencing amortisation at Obuasi following its commissioning.

Amortisation relating to right of use assets increased by $5 million, or 12 percent, from $42 million in 2019 to $47 million in 2020 largely at AGA Mineração and Serra Grande.

Inventory change

Inventory increased from $5 million in 2019 to $21 million in 2020, which represents a $16 million, or 320 percent increase, largely due to inventory movements at Cerro Vanguardia which drew down on stockpiles.

Other expenses

Other expenses decreased from $83 million in 2019 to $57 million in 2020, which represents a $26 million, or 31 percent, decrease. The decrease was largely due to the commissioning of the Obuasi redevelopment project with no care and maintenance costs incurred during 2020 and the public infrastructure contribution in Guinea during 2019 which was not repeated in 2020, partly offset by power grid refunds in Brazil during 2019 which were not repeated in 2020, the refund of an insurance claim and increased export-duty receivables at Cerro Vanguardia.

Finance costs and unwinding of obligations

Finance costs decreased by $5 million, or three percent, to $138 million in 2020, compared to $143 million in 2019, mainly due to lower finance costs from borrowings. Unwinding of obligations increased by $10 million, or 34 percent, to $39 million in 2020 compared with $29 million in 2019, mainly due to an increase in unwinding of other indirect taxes at Geita.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit increased by $110 million, or 65 percent, to a profit of $278 million in 2020, compared to a profit of $168 million in 2019, mainly as a result of an increase in equity earnings of $95 million at Kibali and $7 million at Rand Refinery. On 10 November 2020, AngloGold Ashanti together with its joint venture partner Barrick completed the sale of the Morila gold mine in Mali to Firefinch Limited. On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD completed the sale of the Sadiola gold mine in Mali to Allied Gold. See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Mali”.

Investments in associates and joint ventures increased by $70 million, or four percent, from $1,581 million in 2019 to $1,651 million in 2020, largely due to the cash repatriation from the Kibali joint venture located in the Democratic Republic of the Congo (DRC), which continues to be slow. Cumulative cash receipts from the DRC in 2020 totaled $140 million, which included dividends of $49 million received from Kibali (Jersey) Limited in the fourth quarter of 2020. At 31 December 2020, AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424 million. Barrick, the operator of the Kibali joint venture, continues to engage with the DRC Government regarding the 2018 Mining Code and the cash repatriation. Since the third quarter of 2020, VAT offsets and refunds have also been impacted by the COVID-19 pandemic in the DRC. See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Democratic Republic of the Congo (DRC)”.

Taxation

A taxation expense of $625 million was recorded in 2020, compared to an expense of $250 million in 2019, which represents a $375 million, or 150 percent, increase. Charges for current tax in 2020 amounted to $562 million, compared to $298 million in 2019, which represents a $264 million, or 89 percent, increase. The increase in current tax is mainly due to higher earnings in Australia, Ghana, Tanzania and Argentina. Charges for deferred tax in 2020 amounted to a net deferred tax expense of $63 million, compared to a net deferred tax benefit of $48 million in 2019, which represents a $111 million, or 231 percent, increase. The increase in the deferred taxation expense mainly relates to the derecognition of deferred tax assets in South Africa during the fourth quarter of 2020.

Discontinued operations

A profit from discontinued operations of $7 million was recorded in 2020, compared to a loss of $376 million in 2019, which represents a $383 million increase. The profit of $7 million consists of an operating loss after tax of $9 million and an impairment reversal of $16 million. The South African operations have been accounted for as discontinued operations. Refer to “Item 18: Financial Statements—Note 9—Discontinued operations and assets and liabilities held for sale” for further details.

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

Revenue from product sales

Revenue from product sales increased by $189 million, or six percent, from $3,336 million in 2018 to $3,525 million in 2019, mainly as a result of the increase in the average gold price received of $128 per ounce. Gold income increased by $236 million, or seven percent, from $3,203 million in 2018 to $3,439 million in 2019, due to the increase in the average gold price received partially offset by the decrease in gold sold. Gold sold decreased by 50,000 ounces, or two percent, from 2.46 million ounces in 2018 to 2.41 million ounces in 2019. The average gold price received increased by $128 per ounce, or ten percent, from $1,266 per ounce during 2018 to $1,394 per ounce in 2019, which resulted in an increase in gold income of $316 million. By-product revenue decreased by $47 million, or 35 percent, to $86 million from $133 million in 2018, mainly due to a decrease in revenue from silver.

Revenue from product sales from the Africa operations increased by $185 million, or 13 percent, to $1,590 million in 2019 from $1,405 million in 2018, mainly as a result of the increase in the average gold price received, which resulted in an increase of gold income of $140 million. The increase in gold ounces sold resulted in an increase in gold income of $47 million. The increase was mainly due to the transition to predominantly underground operations which resulted in higher grade material and increased tonnes treated at Geita and improved production at Iduapriem due to the Operational Excellence programme which focused on improved grade control practices. The increase in production was partially offset by a decrease at Siguiri due to the integration of the CIL combination plant that was completed during the year and a slower ramp-up than anticipated.

Revenue from product sales from Australia increased by $72 million, or nine percent, from $782 million in 2018 to $854 million in 2019. The increase in the average gold price received resulted in an increase in gold income of $78 million. Gold production decreased as a result of lower mill feed grades due to lower underground mined volume combined with lower mined grade at Sunrise Dam. The decrease in production was partially offset by an increase at Tropicana as a result of higher mill throughput and tonnes mined. The decrease in gold ounces sold resulted in a decrease in gold income of $8 million.

Revenue from product sales from the Americas operations decreased by $68 million, or six percent, from $1,149 million in 2018 to $1,081 million in 2019. Gold income decreased by $21 million, or two percent, from $1,021 million in 2018 to $1,000 million in 2019.The decrease was due to a decrease of 78,000 ounces in gold sold in 2019, which resulted in a decrease in gold income of $113 million. Gold production primarily decreased at Cerro Vanguardia mainly due to development and infrastructure constraints, coupled with lower grades. The decrease was partially offset by an increase in the average gold price received which resulted in an increase in gold income of $92 million. By-product revenue decreased by $47 million, or 37 percent, to $81 million from $128 million in 2018, mainly due to a decrease in revenue from silver.

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

In Africa, cost of sales increased from $1,127 million in 2018 to $1,173 million in 2019, which represents a $46 million, or four percent, increase. The increase was mainly due to an increase in royalties, rehabilitation and other non-cash costs, amortisation and inventory change.

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

Rehabilitation and other non-cash costs

Environmental rehabilitation and other non-cash costs increased from $17 million in 2018 to $53 million in 2019, which represents a $36 million increase. This increase as compared to 2018 was primarily due to a change in discount rates due to changes in global economic assumptions, changes in mine plans resulting in a change in cash flows, changes in design of tailings storage facilities in Brazil due to new requirements being considered and enacted or formalized in 2019, and changes in the methodology used to calculate such estimates in response to comments from environmental regulatory authorities.

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

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit increased by $46 million, or 38 percent, to a profit of $168 million in 2019, compared to a profit of $122 million in 2018, mainly as a result of an increase in equity earnings of $39 million at Kibali.

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

Discontinued operations

A loss from discontinued operations of $376 million was recorded in 2019, compared to a loss of $83 million in 2018, which represents a $293 million increase. The loss of $376 million consists of an operating profit after tax of $9 million and an impairment loss of $385 million. The South African operations have been accounted for as discontinued operations. Refer to “Item 18: Financial Statements—Note 9—Discontinued operations and assets and liabilities held for sale” for further details.

Comparison of capital expenditure in 2020, 2019 and 2018

The following table presents capital expenditure data from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2020:

Capital expenditure data for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2020	2019	2018
Capital expenditure	757	754	645
- Consolidated entities	701	703	576
- Equity accounted joint ventures	56	51	69

Total capital expenditure was $757 million in 2020, compared to $754 million in 2019. This represents a $3 million increase from 2019. This increase is due to increased expenditure on existing operations ($9 million) and partly offset by reduced capital expenditure on project capital ($6 million). Capital expenditure increased at Iduapriem in Ghana by $44 million from $16 million in 2019 to $60 million in 2020 due to higher pre-stripping activities and stay-in-business capital. Capital expenditure increased at Siguiri in Guinea by $8 million from $22 million in 2019 to $30 million in 2020 to resolve the current recovery and throughput challenges of the newly commissioned plant. Capital expenditure increased at Geita in Tanzania by $12 million from $75 million in 2019 to $87 million in 2020 mainly due to increased Ore Reserve development expenditure due to more underground activities and more exploration work done in 2020. Capital expenditure increased at Sunrise Dam in Australia by $10 million from $43 million in 2019 to $53 million in 2020, mainly due to increased Ore Reserve development expenditure in new mining areas, asset integrity and start of the Golden Delicious open pit growth project. Capital expenditure increased at AGA Mineração in Brazil by $12 million from $91 million in 2019 to $103 million in 2020, mainly due to increased Ore Reserve development expenditure and spend on tailings storage facilities. Capital expenditure increased by $4 million at Quebradona in Colombia from $36 million in 2019 to $40 million in 2020, due to increased capitalisation of land for the growth project. Capital expenditure increased by $8 million at Gramalote in Colombia from $1 million in 2019 to $9 million in 2020, due to increased spend on feasibility study costs of the growth project. Capital expenditure decreased by $78 million at Obuasi in Ghana from $246 million in 2019 to $168 million in 2020, due to the commissioning of phase 1 of the redevelopment project on 1 October 2020, capitalisation of pre-production gold revenue against the project and delays as a result of COVID-19. Capital expenditure decreased by $17 million at Tropicana from $106 million in 2019 to $89 million in 2020, due to lower deferred stripping, partly offset by higher pre-stripping capital and spend on the Boston Shaker growth project.

Total capital expenditure was $754 million in 2019, compared to $645 million in 2018. This represents a $109 million, or 17 percent, increase from 2018. This increase is due to increased capital expenditure on growth related projects ($161 million) partially offset by decreased expenditure on existing operations ($52 million). Capital expenditure increased by $198 million at Obuasi in Ghana from $48 million in 2018 to $246 million in 2019, due to significant project ramp up in 2019 compared to 2018 in the areas of mining fleet acquisition and underground mining development related costs, processing plant refurbishment and upgrade, surface and underground infrastructure, project team and owner cost and pre-production capital. Capital expenditure increased by $30 million at Tropicana in Australia from $76 million in 2018 to $106 million in 2019, due to pre-stripping expenditure at Tropicana’s Boston Shaker 4 due to a shift in mining activity. Capital expenditure increased by $29 million at Quebradona in Colombia from $7 million in 2018 to $36 million in 2019, due to feasibility study costs of the project. Capital expenditure increased by $16 million at Geita in Tanzania from $59 million in 2018 to $75 million in 2019, due to an increase in Ore Reserve development capital, underground infrastructure development, and higher other sustaining capital as underground activities ramp up. The increase in capital expenditure was partially offset by decreased expenditure at Siguiri in Guinea by $74 million from $96 million in 2018 to $22 million in 2019, due to the completion and commissioning of the CIL combination plant in early 2019. Capital expenditure decreased at Sunrise Dam in Australia by $36 million from $79 million in 2018 to $43 million in 2019, due to decreased Ore Reserve development and sustaining capital due to the completion of large projects. Capital expenditure decreased at Iduapriem in Ghana by $27 million from $43 million in 2018 to $16 million in 2019, due to lower pre-stripping costs partially offset by stay in business capital. Capital expenditure decreased at Kibali in the DRC by $13 million from $64 million in 2018 to $51 million in 2019, due to the completion of capital projects in 2018.

Comparison of operating performance on a segment basis for 2020, 2019 and 2018

The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2020		2019		2018
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
Africa	2,769	58	2,203	55	1,983	52
Australia	989	21	851	21	780	20
Americas	1,211	26	1,000	25	1,021	27
	4,969		4,054		3,784
Less : Associates and equity-accounted joint ventures included above	(647)	(14)	(615)	(15)	(581)	(15)
Continuing operations	4,322		3,439		3,203
Discontinued operations	408	9	554	14	602	16
	4,730	100	3,993	100	3,805	100

Assets

(in millions)	Year ended 31 December
	2020		2019		2018
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
South Africa	—	—	697	10	1,106	17
Africa	3,956	51	3,514	51	3,135	47
Australia	1,044	14	972	14	888	13
Americas	1,626	21	1,427	21	1,286	19
Other, including non-gold producing subsidiaries	1,046	14	253	4	228	4
Total assets	7,672	100	6,863	100	6,643	100

At 31 December 2020, none of AngloGold Ashanti’s total assets were located in South Africa compared with ten percent at the end of 2019 due to the South African producing assets and related liabilities being sold to Harmony. The remaining operations collectively accounted for approximately 100 percent of AngloGold Ashanti’s total assets at 31 December 2020 compared to 90 percent at the end of the same period in 2019.

At 31 December 2019, ten percent of AngloGold Ashanti’s total assets were located in South Africa compared with 17 percent at the end of 2018. The remaining operations collectively accounted for approximately 90 percent of AngloGold Ashanti’s total assets at 31 December 2019 compared to 83 percent at the end of the same period in 2018.

Non-GAAP analysis

All-in sustaining costs and all-in costs

During 2018, the World Gold Council (WGC), an industry body, published an updated Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides in this annual report on Form 20-F, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is a non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the dollar value of this cost metric by the ounces of gold sold. “All-in costs” is a non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the dollar value of this cost metric by the ounces of gold sold.

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

“Total cash costs net of by-product revenue” as calculated and reported by AngloGold Ashanti include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and other costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

Average gold price received per ounce

“Average gold price received per ounce” is a non-GAAP measure which gives an indication of revenue earned per unit of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot price of gold. This metric is calculated by dividing attributable gold income (price received) by attributable ounces of gold sold.

“All-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue”, “total cash costs per ounce” and “average gold price received per ounce” should not be considered by investors in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the company’s performance. While the WGC has published guidance on how to define “all-in sustaining costs” and “all-in costs” and the Gold Institute has provided definitions for the calculation of “total cash costs per ounce”, the calculation of these metrics may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.

However, AngloGold Ashanti believes that “all-in sustaining costs”, “all-in costs” and “total cash costs net of by-product revenue” in total by mine and per ounce by mine as well as “average gold price received per ounce”, are useful indicators to investors and management as they provide:

•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Reconciliations

A reconciliation of gold income as included in the company’s audited financial statements to “average gold price received per ounce” for each of the three years in the period ended 31 December 2020 is presented on a total basis in the table below.

Average gold price received per ounce for AngloGold Ashanti	Year ended 31 December
	2020	2019	2018
Gold income (million US dollars)	4,322	3,439	3,203
Adjusted for non-controlling interests (million US dollars)	(95)	(77)	(84)
	4,227	3,362	3,119
Associates and joint ventures' share of gold income including realised non-hedge derivatives (million US dollars)	647	615	581
Attributable gold income (million US dollars)	4,874	3,977	3,700
Attributable gold sold excluding pre-production ounces - oz (000)	2,741	2,852	2,922
Average gold price received per ounce ($/oz)	1,778	1,394	1,266

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three years in the period ended 31 December 2020 is presented on a total and segment basis in the tables below. In addition, the company has provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

The following table presents selected total operating data from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2020

Operating data for AngloGold Ashanti operations - Total	Year ended 31 December
(continuing operations)	2020	2019	2018
Cost of sales (million US dollars) - Subsidiaries	2,699	2,626	2,584
Cost of sales (million US dollars) - Joint Ventures	340	428	480
All-in sustaining costs per ounce ($/oz) - Subsidiaries(1)	1,072	1,017	970
All-in sustaining costs per ounce ($/oz) - Joint Ventures(1)	810	767	820
All-in costs per ounce ($/oz) - Subsidiaries(1)	1,240	1,218	1,075
All-in costs per ounce ($/oz) - Joint Ventures(1)	824	785	846
Total cash costs per ounce ($/oz) - Subsidiaries(1)	815	763	743
Total cash costs per ounce ($/oz) - Joint Ventures(1)	629	657	680
(1)“All-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” are non-GAAP measures. For a detailed reconciliation of “all-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” for the company’s total operations for each of the three years in the period ended 31 December 2020, refer to the relevant “AngloGold Ashanti operations - Total” tables below.

Comparison of operating performance on a segment basis in 2020 with 2019

Cost of sales

In Africa - Subsidiaries, cost of sales increased by $59 million, or five percent, to $1,232 million in 2020 from $1,173 million in 2019. The increase was mainly due to an increase in labour and contractor costs, consumable stores, COVID-19 pandemic related spend, royalties, amortisation, and services and other charges, partly offset by lower fuel costs and ore stockpile adjustments. In Guinea, at Siguiri, cost of sales increased by $62 million, or 20 percent, to $377 million in 2020 from $315 million in 2019. In Ghana, at Obuasi, the Obuasi redevelopment project was commissioned during 2020 incurring cost of sales of $34 million in 2020, from $nil in 2019. In Tanzania, at Geita, cost of sales decreased by $29 million, or five percent, to $542 million in 2019 from $571 million in 2019. In Ghana, at Iduapriem, cost of sales decreased by $8 million, or three percent, to $280 million in 2020 from $288 million in 2019.

In Africa - Joint Ventures, cost of sales decreased by $88 million, or 21 percent, to $340 million in 2020 from $428 million in 2019. The decrease was mainly due to the Sadiola and Morila operations reaching the end of their operating lives and the incurrence of $90 million cost of sales during 2019 which was not repeated in 2020. On 10 November 2020, AngloGold Ashanti together with its joint venture partner Barrick completed the sale of the Morila gold mine in Mali to Firefinch Limited. On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD completed the sale of the Sadiola gold mine in Mali to Allied Gold. See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Mali”. In the DRC, at Kibali, cost of sales increased by $2 million, or 0.5 percent, to $340 million in 2020 from $338 million in 2019.

In the Americas, cost of sales decreased by $58 million, or seven percent, to $764 million in 2020 from $822 million in 2019. The decrease was mainly due to the weakening of the local currencies against the US dollar, decrease in rehabilitation and other non-cash costs and lower fuel costs, partly offset by increase in contractor costs and COVID-19 pandemic related spend. The Argentinian peso weakened by 46 percent and the Brazilian real weakened by 31 percent, against the US dollar. In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, cost of sales decreased by $26 million, or six percent, to $391 million in 2020 from $417 million in 2019. At Serra Grande, cost of sales decreased by $28 million, or 22 percent, to $102 million in 2020 from $130 million in 2019. In Argentina, at Cerro Vanguardia, cost of sales decreased by $5 million, or two percent, to $269 million in 2020 from $274 million in 2019. In the Americas other segment, cost of sales increased by $1 million, or 100 percent, to $2 million in 2020 from $1 million in 2019.

In Australia, cost of sales increased by $73 million, or 12 percent, to $705 million in 2020 from $632 million in 2019. The increase was mainly due to an increase in labour and contractor costs, consumable stores, royalties, COVID-19 pandemic related spend, services and other charges, and ore stockpile adjustments, partly offset by lower fuel costs, amortisation and the weakening of the Australian dollar against the US dollar. At Sunrise Dam, cost of sales increased by $24 million, or eight percent, to $342 million in 2020 from $318 million in 2019. At Tropicana, cost of sales increased by $41 million, or 14 percent, to $338 million in 2020 from $297 million in 2019.

Overall the subsidiaries’ cost of sales increased from $2,626 million in 2019 to $2,699 million in 2020, which represents a $73 million, or three percent increase. The increase was primarily due to an increase in cash operating costs by $50 million, or three percent, to $1,881 million in 2020 from $1,831 million in 2019 and an increase in royalties paid by $44 million, or 32 percent, to $181 million in 2020 from $137 million in 2019, partly offset by a decrease in rehabilitation and other non-cash costs by $21 million, or 40 percent, to $32 million in 2020 from $53 million in 2019. The increase in cash operating costs is due to higher labour and contractor costs, consumable stores, COVID-19 pandemic related spend, services and other charges, partly offset by lower fuel and power costs. The decrease in rehabilitation and other non-cash costs arose from the changes to restoration provision cash flows, inflation rates and discount rates compared to 2019.

All-in sustaining costs per ounce

In Africa - Subsidiaries, all-in sustaining costs increased by $28 per ounce, or three percent, to $975 per ounce in 2020 from $947 per ounce in 2019. This increase was mainly due to an increase in cost of sales at Siguiri due to the increase in hard rock processing capability which resulted in a higher plant throughput during 2020. The higher plant throughput has been partly offset by lower than planned recovery rate from high levels of carbon in the ore affecting the capacity to recover gold. This led to higher processing costs year-on-year as a result of higher reagent consumption. The increase was partly offset by lower cost of sales at Geita driven by a build-up of ore stockpiles and lower mining costs, boosted by the move to owner mining. During 2020, the Obuasi redevelopment project was commissioned with higher level of sales as the project continued to ramp-up. Capital expenditure increased at Iduapriem due to higher pre-stripping activities and stay-in-business capital, at Siguiri to resolve the current recovery and throughput challenges of the newly commissioned plant, at Geita due to increased Ore Reserve development expenditure as a result of more underground activities and more exploration work done in 2020. The higher cost of sales and capital spend was partly offset by an increase in gold sold (excluding pre-production ounces) of 59,000 ounces, or five percent, from 1,096,000 ounces in 2019 to 1,155,000 ounces in 2020, mainly due to the transition to predominantly underground operations which resulted in increased tonnes treated at Geita and the commissioning of the redevelopment project at Obuasi.

In Africa - Joint Ventures, all-in sustaining costs increased by $43 per ounce, or six percent, to $810 per ounce in 2020 from $767 per ounce in 2019. This increase was mainly due to an increase in cost of sales, lower amortisation and an increase in sustaining capital expenditure at Kibali and gold sold decreased by 77,000 ounces, or 17 percent, from 442,000 ounces in 2019 to 365,000 ounces in 2020. During 2020, the Sadiola and Morila operations reached the end of their operating lives and recorded no cost of sales and no gold sales. On 10 November 2020, AngloGold Ashanti together with its joint venture partner Barrick completed the sale of the Morila gold mine in Mali to Firefinch Limited. On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD completed the sale of the Sadiola gold mine in Mali to Allied Gold. See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Mali”.

In the Americas, all-in sustaining costs decreased by $29 per ounce, or three percent, to $1,003 per ounce in 2020 from $1,032 per ounce in 2019. This decrease was mainly due to the weakening of the local currencies against the US dollar, decrease in rehabilitation and other non-cash and lower fuel costs, partly offset by an increase in contractor costs, COVID-19 pandemic related spend, increased capital expenditure at AGA Mineração mainly due to increased Ore Reserve development expenditure and spend on tailings storage facilities. Gold sold decreased by 36,000 ounces in 2020, as compared to 2019, mainly due to lower gold sold at Cerro Vanguardia and Serra Grande.

In Australia, all-in sustaining costs increased by $235 per ounce, or 24 percent, to $1,225 per ounce in 2020 from $990 per ounce in 2019. This increase was mainly due to an increase in cost of sales at Sunrise Dam and Tropicana, partly offset by lower sustaining capital expenditure at Tropicana. Gold sold decreased by 57,000 ounces in 2020, as compared to 2019, mainly due to lower gold sales at Tropicana.

All-in costs per ounce

In Africa - Subsidiaries, all-in costs decreased by $88 per ounce, or seven percent, to $1,149 per ounce in 2020 from $1,237 per ounce in 2019. This decrease was mainly due to lower growth capital spend at Obuasi and revenue from pre-production gold sold capitalised against the project, and the commissioning of the Obuasi redevelopment project during 2020, partly offset by an increase in all-in sustaining costs at Siguiri. Gold sold increased by 59,000 ounces, in 2020, as compared to 2019, mainly due to the transition to predominantly underground operations which resulted in increased tonnes treated at Geita and commissioning of the redevelopment project at Obuasi.

In Africa - Joint Ventures, all-in costs increased by $39 per ounce, or five percent, to $824 per ounce in 2020 from $785 per ounce in 2019. This increase was mainly due to an increase in all-in sustaining costs and a decrease in gold sold of 77,000 ounces, or 17 percent, from 442,000 ounces in 2019 to 365,000 ounces in 2020.

In the Americas, all-in costs decreased by $4 per ounce to $1,179 per ounce in 2020 from $1,183 per ounce in 2019. This decrease was mainly due to a decrease in all-in sustaining costs and a decrease in corporate and social responsibility costs not related to current operations, partly offset by an increase in growth capital spend at the Colombia projects. Gold sold decreased by 36,000 ounces in 2020, as compared to 2019, mainly due to lower gold sold at Cerro Vanguardia and Serra Grande.

In Australia, all-in costs increased by $284 per ounce, or 26 percent, to $1,356 per ounce in 2020 from $1,072 per ounce in 2019. This increase was mainly due to an increase in all-in sustaining costs and non-sustaining exploration and study costs relating to growth deposits at Sunrise Dam. Gold sold decreased by 57,000 ounces, in 2020, as compared to 2019, mainly due to lower gold sales at Tropicana.

Total cash costs per ounce

The currencies of Argentina, Australia and Brazil were, on average, weaker against the US dollar during 2020 as compared to 2019, which positively impacted total cash costs per ounce for 2020.

In Africa - Subsidiaries, total cash costs per ounce decreased by $4, or 0.5 percent, to $797 per ounce in 2020 from $801 per ounce in 2019. The decrease was mainly due to a 52,000-ounce increase in production (excluding pre-production ounces). The decrease was partially offset by an increase in total cash costs.

In Tanzania, at Geita, total cash costs per ounce decreased by $54, or eight percent, to $641 per ounce in 2020 from $695 per ounce in 2019. The decrease was mainly due to a decrease in total cash costs and a 19,000 ounce increase in production.

In Ghana, at Iduapriem, total cash costs per ounce decreased by $84, or ten percent, to $731 per ounce in 2020 compared to $815 per ounce in 2019 due to a decrease in total cash costs, production during 2020 remained consistent with the prior year's production at 275,000 ounces. At Obuasi, the Obuasi redevelopment project was commissioned during 2020 with total cash costs per ounce of $1,145 and 30,000 ounces production.

In Guinea, at Siguiri, total cash costs per ounce increased by $202, or 19 percent, to $1,293 per ounce in 2020 from $1,091 per ounce in 2019 mainly due to an increase in total cash costs, partly offset by a 2,000-ounce increase in production.

In Africa - Joint Ventures, total cash costs per ounce decreased by $28, or four percent, to $629 per ounce in 2020 from $657 per ounce in 2019. The decrease was mainly due to a decrease in total cash costs. The decrease was partially offset by a 81,000-ounce decrease in production.

In Mali, during 2020, the Sadiola and Morila operations reached the end of their operating lives and recorded $nil cost of sales and nil gold sales. On 10 November 2020, AngloGold Ashanti together with its joint venture partner Barrick completed the sale of the Morila gold mine in Mali to Firefinch Limited. On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD completed the sale of the Sadiola gold mine in Mali to Allied Gold. See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Mali”.

In the DRC, at Kibali, total cash costs per ounce increased by $57, or ten percent, to $629 per ounce in 2020 from $572 per ounce in 2019. The increase was mainly due to an increase in total cash costs and a 2,000-ounce decrease in production.

In the Americas, total cash costs per ounce decreased by $15, or two percent, to $721 per ounce in 2020 from $736 per ounce in 2019. The decrease was mainly due to a decrease in cost of sales and an increase in by-product revenue, partially offset by a 61,000 ounce decrease in production.

In Brazil, at AngloGold Ashanti Córrego do Sítio Mineração, total cash costs per ounce decreased by $35, or four percent, to $747 per ounce in 2020 from $782 per ounce in 2019, primarily due to a decrease in total cash costs, while production during 2020 remained consistent with the prior year’s production at 362,000 ounces. At Serra Grande, total cash costs per ounce decreased by $42, or six percent, to $665 per ounce in 2020 from $707 per ounce in 2019, primarily due to a decrease in total cash costs, partly offset by a 9,000-ounce decrease in production.

In Argentina, at Cerro Vanguardia, total cash costs per ounce increased by $26, or four percent, to $699 per ounce in 2020 from $673 per ounce in 2019, primarily due to a 52,000-ounce decrease in production, partly offset by an increase in by-product revenue.

In Australia, total cash costs per ounce increased by $238, or 33 percent, to $968 per ounce in 2020 from $730 per ounce in 2019, primarily due to an increase in total cash costs and a 60,000-ounce decrease in production.

At Sunrise Dam, total cash costs per ounce increased by $55, or five percent, to $1,069 per ounce in 2020 compared to $1,014 per ounce in 2019, mainly due to an increase in total cash costs, partly offset by 2,000 ounce increase in production.

At Tropicana, total cash costs per ounce increased by $303, or 60 percent, to $807 per ounce in 2020 compared to $504 per ounce in 2019, mainly due to an increase in total cash costs and a 62,000 ounce decrease in production.

Overall the subsidiaries’ total cash costs per ounce increased by $52, or seven percent, to $815 per ounce in 2020 compared to $763 per ounce in 2019. The increase was mainly due to an increase in total cash costs and a 70,000-ounce decrease in production.

Comparison of operating performance on a segment basis in 2019 with 2018

Cost of sales

In Africa - Subsidiaries, cost of sales increased by $46 million, or four percent, to $1,173 million in 2019 from $1,127 million in 2018. The increase was mainly due to increases in total amortisation, inventory change, rehabilitation and other non-cash costs. In Tanzania, at Geita, cost of sales decreased by $41 million, or seven percent, to $571 million in 2019 from $612 million in 2018. In Ghana, at Iduapriem, cost of sales increased by $55 million, or 24 percent, to $288 million in 2019 from $233 million in 2018. In Guinea, at Siguiri, cost of sales increased by $29 million, or ten percent, to $315 million in 2019 from $286 million in 2018.

In Africa - Joint Ventures, cost of sales decreased by $52 million, or 11 percent, to $428 million in 2019 from $480 million in 2018. The decrease was mainly due to favourable inventory movements, lower amortisation and lower fuel expense. In Mali, at Morila, cost of sales decreased by $6 million, or 14 percent, to $36 million in 2019 from $42 million in 2018. At Sadiola, cost of sales decreased by $11 million, or 17 percent, to $54 million in 2019 from $65 million in 2018. In the DRC, at Kibali, cost of sales decreased by $35 million, or nine percent, to $338 million in 2019 from $373 million in 2018.

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

All-in sustaining costs per ounce

In Africa - Subsidiaries, all-in sustaining costs increased by $6 per ounce, or one percent, to $947 per ounce in 2019 from $941 per ounce in 2018. This increase was mainly due to an increase in cost of sales at Geita. The increase was partially offset by the decreased spending in sustaining capital expenditure at Iduapriem and an increase of 30,000 ounces in gold sold (excluding pre-production ounces).

In Africa - Joint Ventures, all-in sustaining costs decreased by $53 per ounce, or six percent, to $767 per ounce in 2019 from $820 per ounce in 2018. This decrease was mainly due to a decrease in cost of sales and a decrease in sustaining capital expenditure at Kibali. This decrease was partially offset by a decrease in total amortisation and a decrease of 17,000 ounces in gold sold.

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

All-in costs per ounce

In Africa - Subsidiaries, all-in costs increased by $138 per ounce, or 13 percent, to $1,237 per ounce in 2019 from $1,099 per ounce in 2018. This increase was mainly due to an increase in all-in sustaining costs and an increase in non-sustaining project capital expenditure at Obuasi partially offset by the 30,000-ounce increase in gold sold (excluding pre-production ounces).

In Africa - Joint Ventures, all-in costs decreased by $61 per ounce, or seven percent, to $785 per ounce in 2019 from $846 per ounce in 2018. This decrease was mainly due to a decrease in all-in sustaining costs, a 17,000-ounce increase in gold sold and a decrease in major project spending at Kibali.

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

In Africa - Subsidiaries, total cash costs per ounce decreased by $12, or one percent, to $801 per ounce in 2019 from $813 per ounce in 2018. The decrease was mainly due to a 31,000-ounce increase in production (excluding pre-production ounces). The decrease was partially offset by an increase in total cash costs.

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

In Africa - Joint Ventures, total cash costs per ounce decreased by $23, or three percent, to $657 per ounce in 2019 from $680 per ounce in 2018. The decrease was mainly due to a decrease in total cash costs. The decrease was partially offset by a 7,000-ounce decrease in production.

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

For the year ended 31 December 2020
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	(2)
By-product revenue	—
Amortisation of tangible and intangible assets	(2)
Adjusted for decommissioning and inventory amortisation	(1)
Lease payment sustaining	3
Corporate administration and marketing related to current operations	67
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	1
Total sustaining capital expenditure	2
Realised other commodity contracts	5
All-in sustaining costs	73
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	73
All-in sustaining costs	73
Non-sustaining project capital expenditure	—
Lease payment non sustaining	—
Technology improvements	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	9
Other provisions	—
All-in costs	82
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	82
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)Attributable portion (excluding pre-production ounces).
(3)In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(4)Corporate includes non-gold producing subsidiaries.
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

Rounding of figures may result in computational differences.

For the year ended 31 December 2020
Corporate and other
(in $ millions, except as otherwise noted)

Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	(2)
By-product revenue	—
Inventory change	—
Amortisation of intangible assets	—
Amortisation of tangible and intangible assets	(2)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(4)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(4)
Gold produced – oz (000)(2)	—
Total cash costs per unit – $/oz(3)	—

For the year ended 31 December 2020
Operations in Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	340	—	—	340	280	34	377	542	(1)	1,232
By-product revenue	(1)	—	—	(1)	(1)	—	—	(2)	—	(3)
Amortisation of tangible and intangible assets	(104)	—	—	(104)	(74)	(6)	(41)	(124)	—	(245)
Adjusted for decommissioning and inventory amortisation	1	—	—	1	1	—	—	4	—	5
Lease payment sustaining	9	—	—	9	—	—	—	17	—	17
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	3	—	2	5	—	10
Total sustaining capital expenditure	52	—	—	52	60	7	15	80	1	163
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	296	—	—	297	269	35	353	522	—	1,179
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(53)	—	—	(53)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	296	—	—	297	269	35	300	522	—	1,126
All-in sustaining costs	296	—	—	297	269	35	353	522	—	1,179
Non-sustaining project capital expenditure	—	—	—	—	—	161	15	7	—	183
Lease payment non sustaining	—	—	—	—	—	—	—	2	—	2
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	2	2	5	2	—	11
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	2	6	(3)	4	—	10	—	—	—	10
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	298	6	(3)	301	271	208	373	533	—	1,385
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(56)	—	—	(56)
All-in costs adjusted for non-controlling interests and non-gold producing companies	298	6	(3)	301	271	208	317	533	—	1,329
Gold sold – oz (000)(2)	365	—	—	365	274	27	215	639	—	1,155
All-in sustaining cost per unit – $/oz(3)	809	—	—	810	985	1,316	1,397	814	—	975
All-in cost per unit – $/oz(3)	817	—	—	824	992	7,731	1,476	831	—	1,149

For the year ended 31 December 2020
Operations in Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana			Guinea		Tanzania		Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi		Siguiri		Geita
Total cash costs
Cost of sales per segmental information(5)	340	—	—	340	280	34		377		542		(1)	1,232
By-product revenue	(1)	—	—	(1)	(1)	—		—		(2)		—	(3)
Inventory change	(1)	—	—	(1)	1	9		(1)		(12)		—	(3)
Amortisation of intangible assets	—	—	—	—	—	—		—		—		—	—
Amortisation of tangible and intangible assets	(104)	—	—	(104)	(74)	(6)		(41)		(124)		—	(245)
Rehabilitation and other non-cash costs	(4)	—	—	(4)	(6)	(2)		(9)		(5)		—	(22)
Retrenchment costs	—	—	—	—	—	—		—		—		—	—
Total cash costs net of by-product revenue	230	—	—	230	200	35		326		399		(1)	959
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—		(49)		—		—	(49)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	230	—	—	230	200	35		277		399		(1)	910
Gold produced - oz (000) (2)	364	—	—	364	275	30	—	215	—	623	—	—	1,143
Total cash costs per unit - $/oz(3)	629	—	—	629	731	1,145		1,293		641		—	797

For the year ended 31 December 2020
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	342	338	25	705	269	391	102	2	764
By-product revenue	(1)	(2)	—	(3)	(82)	(17)	—	—	(99)
Amortisation of tangible and intangible assets	(64)	(94)	(2)	(160)	(26)	(109)	(27)	(1)	(163)
Adjusted for decommissioning and inventory amortisation	2	1	—	3	(7)	3	—	—	(4)
Lease payment sustaining	11	10	1	22	—	8	2	—	10
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	1	—	1	2	2	—	—	4
Total sustaining capital expenditure	50	64	—	114	31	103	33	—	167
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
All-in sustaining costs	340	318	24	682	187	381	110	1	679
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(14)	—	—	—	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	340	318	24	682	173	381	110	1	665
All-in sustaining costs	340	318	24	682	187	381	110	1	679
Non-sustaining project capital expenditure	3	25	—	28	—	—	—	49	49
Lease payment non sustaining	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	22	5	17	44	1	6	3	47	57
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	8	2	—	10
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	365	348	41	754	188	395	115	97	795
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(14)	—	—	—	(14)
All-in costs adjusted for non-controlling interests and non-gold producing companies	365	348	41	754	174	395	115	97	781
Gold sold – oz (000)(2)	258	299	—	557	186	364	114	—	664
All-in sustaining cost per unit – $/oz(3)	1,320	1,061	—	1,225	931	1,050	953	—	1,003
All-in cost per unit – $/oz(3)	1,417	1,164	—	1,356	934	1,091	997	—	1,179

For the year ended 31 December 2020
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	342	338	25	705	269	391	102	2	764
By-product revenue	(1)	(2)	—	(3)	(82)	(17)	—	—	(99)
Inventory change	(1)	(1)	—	(2)	(16)	1	—	—	(16)
Amortisation of intangible assets	—	—	(1)	(1)	—	—	—	—	—
Amortisation of tangible and intangible assets	(64)	(94)	(1)	(159)	(26)	(109)	(27)	(1)	(163)
Rehabilitation and other non-cash costs	(2)	(1)	(1)	(4)	(13)	4	3	(1)	(6)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(2)
Total cash costs net of by-product revenue	274	240	22	536	132	269	77	—	478
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(10)	—	—	—	(10)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	274	240	22	536	122	269	77	—	468
Gold produced – oz (000) (2)	256	298	—	554	173	362	114	—	649
Total cash costs per unit – $/oz(3)	1,069	807	—	968	699	747	665	—	721

For the year ended 31 December 2020
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	340	2,699
By-product revenue	(1)	(105)
Amortisation of tangible and intangible assets	(104)	(570)
Adjusted for decommissioning and inventory amortisation	1	4
Lease payment sustaining	9	52
Corporate administration and marketing related to current operations	—	67
Inventory write-down to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	15
Total sustaining capital expenditure	52	445
Realised other commodity contracts	—	5
All-in sustaining costs	297	2,612
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(67)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	297	2,545
All-in sustaining costs	297	2,612
Non-sustaining project capital expenditure	—	260
Lease payment non sustaining	—	2
Technology improvements	—	—
Non-sustaining exploration and study costs	—	112
Care and maintenance costs	—	—
Corporate and social responsibility costs not related to current operations	4	29
Other provisions	—	—
All-in costs	301	3,015
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(70)
All-in costs adjusted for non-controlling interests and non-gold producing companies	301	2,945
Gold sold – oz (000)(2)	365	2,376
All-in sustaining cost per unit – $/oz(3)	810	1,072
All-in cost per unit – $/oz(3)	824	1,240

For the year ended 31 December 2020
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(5)	340	2,699
By-product revenue	(1)	(105)
Inventory change	(1)	(21)
Amortisation of intangible assets	—	(2)
Amortisation of tangible and intangible assets	(104)	(568)
Rehabilitation and other non-cash costs	(4)	(32)
Retrenchment costs	—	(2)
Total cash costs net of by-product revenue	230	1,969
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(59)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	230	1,910
Gold produced – oz (000)(2)	364	2,345
Total cash costs (adjusted) per unit – $/oz(3)	629	815

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
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)Attributable portion.
(3)In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(4)Corporate includes non-gold producing subsidiaries.
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2019
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
Total cash costs
Cost of sales per segmental information(5)	(1)
By-product revenue	—
Inventory change	4
Amortisation of intangible assets	—
Amortisation of tangible assets	(3)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	1
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	1
Gold produced – oz (000) (2)	—
Total cash costs per unit – $/oz(3)	—

For the year ended 31 December 2019
Operations in Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	338	36	54	428	288	—	315	571	(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—	—	(1)	—	(2)
Amortisation of tangible and intangible assets	(130)	(3)	(4)	(137)	(58)	—	(38)	(133)	(1)	(230)
Adjusted for decommissioning and inventory amortisation	1	1	—	2	1	—	—	3	1	4
Lease payment sustaining	—	—	—	—	—	—	—	19	—	19
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	3	—	3	6	(1)	12
Total sustaining capital expenditure	46	—	—	46	16	—	15	75	—	107
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(44)	—	—	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	254	34	50	338	249	—	251	540	(1)	1,039
All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Non-sustaining project capital expenditure	5	—	—	5	—	246	6	—	—	252
Lease payment non sustaining	—	—	—	—	—	—	—	1	—	1
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	5	—	—	4	1	—	4	4	1	10
Care and maintenance costs	—	—	—	—	—	48	—	—	(1)	47
Corporate and social responsibility costs not related to current operations	1	—	—	—	2	—	9	—	—	11
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	265	34	49	347	252	294	314	545	(1)	1,404
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(47)	—	—	(47)
All-in costs adjusted for non-controlling interests and non-gold producing companies	265	34	49	347	252	294	267	545	(1)	1,357
Gold sold – oz (000)(2)	362	28	52	442	280	—	213	604	—	1,096
All-in sustaining cost per unit – $/oz(3)	704	1,237	956	767	890	—	1,176	894	—	947
All-in cost per unit – $/oz(3)	734	1,237	930	785	900	—	1,252	903	—	1,237

For the year ended 31 December 2019
Operations in Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	338	36	54	428	288	—	315	571	(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—	—	(1)	—	(2)
Inventory change	4	(1)	—	3	(5)	—	1	(9)	1	(12)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(130)	(3)	(4)	(137)	(58)	—	(38)	(133)	(1)	(230)
Rehabilitation and other non-cash costs	(1)	1	—	(1)	—	—	(5)	(8)	(2)	(14)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	210	33	50	292	224	—	273	420	(2)	915
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(41)	—	—	(41)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	210	33	50	292	224	—	232	420	(2)	874
Gold produced - oz (000) (2)	366	27	51	445	275	—	213	604	—	1,091
Total cash costs per unit - $/oz(3)	572	1,205	966	657	815	—	1,091	695	—	801

For the year ended 31 December 2019
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	318	297	17	632	274	417	130	1	822
By-product revenue	—	(2)	—	(3)	(61)	(20)	—	(1)	(81)
Amortisation of tangible and intangible assets	(56)	(111)	(7)	(173)	(40)	(103)	(34)	—	(177)
Adjusted for decommissioning and inventory amortisation	2	—	—	2	(3)	(3)	—	2	(5)
Lease payment sustaining	8	4	8	20	—	7	—	—	7
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	4	—	—	4	1	8	5	—	14
Total sustaining capital expenditure	43	83	—	126	33	91	34	—	157
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
All-in sustaining costs	319	271	18	609	204	397	136	2	737
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	319	271	18	609	189	397	136	2	722
All-in sustaining costs	319	271	18	609	204	397	136	2	737
Non-sustaining project capital expenditure	—	23	—	23	—	—	—	38	38
Lease payment non sustaining	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	5	4	18	27	1	3	1	44	49
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	17	3	—	20
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	324	298	36	659	205	418	140	83	844
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	324	298	36	659	190	418	140	83	829
Gold sold – oz (000)(2)	256	358	—	614	219	358	122	—	700
All-in sustaining cost per unit – $/oz(3)	1,246	757	—	990	859	1,107	1,105	—	1,032
All-in cost per unit – $/oz(3)	1,266	830	—	1,072	863	1,164	1,141	—	1,183

For the year ended 31 December 2019
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	318	297	17	632	274	417	131	1	822
By-product revenue	—	(3)	—	(3)	(61)	(20)	—	(1)	(81)
Inventory change	(1)	(1)	—	(2)	3	(1)	—	—	2
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(56)	(111)	(7)	(173)	(40)	(103)	(34)	—	(177)
Rehabilitation and other non-cash costs	(3)	(1)	(1)	(5)	(11)	(12)	(10)	—	(33)
Retrenchment costs	—	—	—	(1)	(1)	(2)	—	(1)	(3)
Total cash costs net of by-product revenue	258	181	9	448	164	279	87	(2)	530
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(12)	—	—	—	(12)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	258	181	9	448	152	279	87	(2)	518
Gold produced – oz (000) (2)	254	360	—	614	225	362	123	—	710
Total cash costs per unit – $/oz(3)	1,014	504	—	730	673	782	707	—	736

For the year ended 31 December 2019
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	428	2,626
By-product revenue	(1)	(86)
Amortisation of tangible and intangible assets	(137)	(583)
Adjusted for decommissioning and inventory amortisation	2	1
Lease payment sustaining	—	51
Corporate administration and marketing related to current operations	—	82
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	31
Total sustaining capital expenditure	46	390
Amortisation relating to inventory	—	—
Realised other commodity contracts	—	—
All-in sustaining costs	338	2,512
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(60)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	338	2,452
All-in sustaining costs	338	2,512
Non-sustaining project capital expenditure	5	313
Lease payment non sustaining	—	1
Technology improvements	—	—
Non-sustaining exploration and study costs	4	85
Care and maintenance costs	—	47
Corporate and social responsibility costs not related to current operations	—	38
Other provisions	—	2
All-in costs	347	2,998
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	347	2,936
Gold sold – oz (000)(2)	442	2,410
All-in sustaining cost per unit – $/oz(3)	767	1,017
All-in cost per unit – $/oz(3)	785	1,218

For the year ended 31 December 2019
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(5)	428	2,626
By-product revenue	(1)	(86)
Inventory change	3	(5)
Amortisation of intangible assets	—	—
Amortisation of tangible assets	(137)	(583)
Rehabilitation and other non-cash costs	(1)	(53)
Retrenchment costs	—	(4)
Total cash costs net of by-product revenue	292	1,895
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(53)
Total cash costs net of by product revenue adjusted for non-controlling interests and non-gold producing companies	292	1,841
Gold produced – oz (000)(2)	445	2,415
Total cash costs (adjusted) per unit – $/oz(3)	657	763

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
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)Attributable portion.
(3)In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(4)Corporate includes non-gold producing subsidiaries.
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2018
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
Total cash costs
Cost of sales per segmental information(5)	(2)
By-product revenue	(1)
Inventory change	(1)
Amortisation of intangible assets	(6)
Amortisation of tangible assets	3
Rehabilitation and other non-cash costs	—
Retrenchment costs	(1)
Total cash costs net of by-product revenue	(7)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	(1)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(7)
Gold produced - oz (000) (2)	—
Total cash costs (adjusted) per unit – $/oz(3)	—

For the year ended 31 December 2018
Operations in Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	373	42	65	480	233	(6)	286	612	2	1,127
By-product revenue	(1)	—	—	(1)	—	—	—	(2)	—	(2)
Amortisation of tangible and intangible assets	(149)	(7)	(9)	(165)	(29)	—	(38)	(144)	(3)	(214)
Adjusted for decommissioning and inventory amortisation	1	3	—	4	—	—	2	2	—	4
Lease payment sustaining	—	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	7	8	—	16
Total sustaining capital expenditure	54	2	—	56	43	—	11	59	—	113
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	278	40	56	374	248	(6)	267	535	—	1,044
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(40)	—	—	(40)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	278	40	56	374	248	(6)	227	535	—	1,004
All-in sustaining costs	278	40	56	374	248	(6)	267	535	—	1,044
Non-sustaining project capital expenditure	10	—	1	11	—	48	85	—	—	133
Lease payment non sustaining	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	1	10	—	—	11
Care and maintenance costs	—	—	—	—	—	39	—	—	—	39
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	289	40	57	386	248	82	362	535	—	1,227
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(54)	—	—	(54)
All-in costs adjusted for non-controlling interests and non-gold producing companies	289	40	57	386	248	82	308	535	—	1,173
Gold sold - oz (000)(2)	370	30	58	459	254	—	244	568	—	1,066
All-in sustaining cost per unit – $/oz(3)	752	1,321	990	820	977	—	930	940	—	941
All-in cost per unit – $/oz(3)	782	1,321	1,005	846	977	—	1,261	940	—	1,099

For the year ended 31 December 2018
Operations in Africa (DRC, Ghana, Guinea, Mali and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	373	42	65	480	233	(6)	286	612	2	1,127
By-product revenue	(1)	—	—	(1)	—	—	—	(2)	—	(2)
Inventory change	(3)	—	1	(2)	—	—	(3)	(2)	—	(5)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(149)	(7)	(9)	(165)	(29)	—	(38)	(144)	(3)	(214)
Rehabilitation and other non-cash costs	(1)	(1)	—	(2)	—	6	(5)	(10)	—	(8)
Retrenchment costs	—	—	(2)	(2)	—	—	—	—	—	—
Total cash costs net of by-product revenue	219	34	55	308	204	—	240	454	—	898
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(36)	—	—	(36)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	219	34	55	308	204	—	204	454	—	862
Gold produced - oz (000) (2)	363	30	59	452	254	—	242	564	—	1,060
Total cash costs per unit - $/oz(3)	600	1,145	938	680	804	—	844	804	—	813

For the year ended 31 December 2018
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	310	293	18	622	325	382	129	2	838
By-product revenue	—	(2)	—	(2)	(111)	(17)	—	—	(128)
Amortisation of tangible and intangible assets	(51)	(92)	(6)	(149)	(50)	(99)	(42)	—	(192)
Adjusted for decommissioning and inventory amortisation	1	1	—	2	(3)	(6)	(2)	(1)	(11)
Lease payment sustaining	—	—	—	—	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	7	5	—	12	2	4	4	—	10
Total sustaining capital expenditure	79	74	2	154	36	96	35	9	176
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	(5)	(5)
All-in sustaining costs	346	279	15	639	199	360	124	5	688
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	(9)	(24)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	346	279	15	639	184	360	124	(4)	664
All-in sustaining costs	346	279	15	639	199	360	124	5	688
Non-sustaining project capital expenditure	—	2	—	2	—	—	—	—	—
Lease payment non sustaining	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	18	18	—	2	—	34	36
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	2	12	3	(1)	16
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	346	281	32	659	201	374	127	38	740
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	346	281	33	659	186	374	127	38	725
Gold sold - oz (000)(2)	283	332	—	615	282	370	131	—	783
All-in sustaining cost per unit - $/oz(3)	1,223	843	—	1,038	652	973	945	—	855
All-in cost per unit - $/oz(3)	1,223	848	—	1,070	656	1,015	965	—	932

For the year ended 31 December 2018
Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	Argentina	Brazil		Americas other	Total America
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	310	293	19	622	325	382	129	2	838
By-product revenue	—	(2)	—	(2)	(111)	(17)	—	—	(128)
Inventory change	7	5	—	12	(7)	(6)	(3)	—	(16)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(51)	(92)	(6)	(149)	(50)	(99)	(42)	(1)	(192)
Rehabilitation and other non-cash costs	—	(5)	(1)	(6)	(10)	4	2	—	(4)
Retrenchment costs	—	—	—	—	(2)	(1)	—	—	(3)
Total cash costs net of by-product revenue	266	199	12	477	145	263	86	1	495
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(11)	—	—	—	(11)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	266	199	12	477	134	263	86	1	484
Gold produced - oz (000) (2)	289	336	—	625	282	364	130	—	776
Total cash costs per unit - $/oz(3)	920	594	—	762	476	723	660	—	624

For the year ended 31 December 2018
AngloGold Ashanti operations – Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	480	2,584
By-product revenue	(1)	(133)
Amortisation of tangible and intangible assets	(165)	(558)
Adjusted for decommissioning and inventory amortisation	4	(5)
Lease payment sustaining	—	—
Corporate administration and marketing related to current operations	—	76
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	38
Total sustaining capital expenditure	56	445
Amortisation relating to inventory	—	—
Realised other commodity contracts	—	(5)
All-in sustaining costs	374	2,443
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	374	2,379
All-in sustaining costs	374	2,443
Non-sustaining project capital expenditure	11	133
Lease payment non sustaining	—	—
Technology improvements	—	—
Non-sustaining exploration and study costs	1	65
Care and maintenance costs	—	39
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	—	22
Other provisions	—	(1)
All-in costs	386	2,702
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(69)
All-in costs adjusted for non-controlling interests and non-gold producing companies	386	2,634
Gold sold - oz (000)(2)	459	2,463
All-in sustaining cost per unit - $/oz(3)	820	970
All-in cost per unit - $/oz(3)	846	1,075

For the year ended 31 December 2018
AngloGold Ashanti operations - Total
(from continuing operations - in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(5)	480	2,584
By-product revenue	(1)	(133)
Inventory change	(2)	(9)
Amortisation of intangible assets	—	(5)
Amortisation of tangible assets	(165)	(553)
Rehabilitation and other non-cash costs	(2)	(17)
Retrenchment costs	(2)	(4)
Total cash costs net of by-product revenue	308	1,863
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(47)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	308	1,816
Gold produced - oz (000)(2)	452	2,460
Total cash costs (adjusted) per unit - $/oz(3)	680	743

Tables provided for information purposes for reconciliation of Non-GAAP to GAAP metrics (South African operations)
For the year ended 31 December 2020
Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
All-in sustaining costs
Cost of sales per segmental information(3)	158	158	124	4	287
By-product revenue	(1)	—	—	—	(1)
Amortisation of tangible and intangible assets	—	—	—	—	—
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	—
Total sustaining capital expenditure	27	27	7	1	35
Realised other commodity contracts	—	—	—	—	—
All-in sustaining costs	184	185	131	5	321
All-in sustaining costs	184	185	131	5	321
Non-sustaining project capital expenditure	—	—	—	—	—
Lease Payment non-sustaining		—	—	—
Technology improvements	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—
Care and maintenance	—	—	—	17	17
Corporate and social responsibility costs not related to current operations	—	—	—	—	—
Other provisions	—	—	—	—	—
All-in costs	184	185	131	22	338
Gold sold - oz (000)(1)	135	135	109	—	247
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(2)	1,365	1,365	1,201	—	1,296
All-in cost per unit (excluding stockpile write-offs) - $/oz(2)	1,366	1,366	1,201	—	1,367
(1)Attributable portion (excluding pre-production ounces).
(2)In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(3)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

For the year ended 31 December 2020
Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
Total cash costs
Cost of sales per segmental information(3)	158	158	124	4	287
By-product revenue	(1)	(1)	—	—	(1)
Inventory change	(1)	(1)	(2)	(4)	(7)
Amortisation of intangible assets	—	—	—	—	—
Amortisation of tangible and intangible assets	—	—	—	—	—
Rehabilitation and other non-cash costs	—	—	—	—	—
Retrenchment costs	(1)	(1)	—	—	(2)
Total cash costs net of by-product revenue	155	155	122	—	277
Gold produced - oz (000)(1)	134	134	107	—	241
Total cash costs per unit - $/oz(2)	1,164	1,164	1,131	—	1,149

For the year ended 31 December 2019
Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
All-in sustaining costs
Cost of sales per segmental information(3)	287	287	189	3	479
By-product revenue	—	—	—	—	(1)
Amortisation of tangible and intangible assets	(47)	(47)	(13)	(1)	(61)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	1
Inventory writedown to net realisable value and other stockpile adjustments	—	—	(3)	(3)	(6)
Total sustaining capital expenditure	47	47	7	3	57
Realised other commodity contracts	—	—	—	—	—
All-in sustaining costs	287	287	180	2	469
All-in sustaining costs	287	289	180	2	469
Non-sustaining project capital expenditure	2	—	—	—	2
Technology improvements	—	—	—	—	—
Care and maintenance	—	—	—	42	42
All-in costs	289	289	180	44	513
Gold sold - oz (000)(1)	242	242	172	—	414
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(2)	1,186	1,187	1,043	—	1,132
All-in cost per unit (excluding stockpile write-offs) - $/oz(2)	1,197	1,198	1,043	—	1,240

For the year ended 31 December 2019
Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
Total cash costs
Cost of sales per segmental information(3)	287	287	189	3	479
By-product revenue	—	—	—	—	(1)
Inventory change	3	3	(1)	—	2
Amortisation of intangible assets	—	—	—	—	—
Amortisation of tangible and intangible assets	(47)	(47)	(13)	(1)	(61)
Rehabilitation and other non-cash costs	(2)	(2)	(2)	(2)	(6)
Retrenchment costs	(2)	(2)	—	—	(2)
Total cash costs net of by-product revenue	239	239	173	—	411
Gold produced - oz (000)(1)	244	244	175	—	419
Total cash costs per unit - $/oz(2)	976	976	987	—	981

For the year ended 31 December 2018
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
All-in sustaining costs
Cost of sales per segmental information(3)	29	48	77	320	320	193	—	590
By-product revenue	(2)	(4)	(6)	—	—	—	—	(6)
Amortisation of tangible and intangible assets	—	—	—	(57)	(57)	(15)	—	(72)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	(3)	—	(3)
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	1	1
Sustaining exploration and study costs	—	—	—	—	—	—	—	—
Total sustaining capital expenditure	—	7	7	49	49	12	—	68
All-in sustaining costs	27	51	78	312	312	187	1	578
All-in sustaining costs	27	51	78	312	312	187	1	578
Non-sustaining project capital expenditure	—	—	—	5	5	—	—	5
Technology improvements	—	—	—	—	—	—	4	4
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—
Care and maintenance	—	—	—	—	—	—	35	35
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—
All-in costs	27	51	78	317	317	187	40	622
Gold sold - oz (000)(1)	13	41	53	265	265	171	—	490
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(2)	2,115	1,247	1,452	1,177	1,177	1,094	—	1,178
All-in cost per unit (excluding stockpile write-offs) - $/oz(2)	2,115	1,247	1,452	1,196	1,196	1,094	—	1,268

For the year ended 31 December 2018
Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
Total cash costs
Cost of sales per segmental information(3)	29	48	77	320	320	193	—	590
By-product revenue	(2)	(4)	(6)	—	—	—	—	(6)
Inventory change	—	(1)	(1)	—	—	(4)	—	(5)
Amortisation of intangible assets	—	—	—	—	—	—	—	—
Amortisation of tangible assets	—	—	—	(57)	(57)	(15)	—	(72)
Rehabilitation and other non-cash costs	(2)	(1)	(3)	(4)	(4)	2	2	(3)
Retrenchment costs	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	25	42	67	259	259	176	2	504
Gold produced - oz (000) (1)	12	39	51	265	265	171	—	487
Total cash costs per unit - $/oz(2)	2,002	1,083	1,304	977	983	1,030	—	1,033

5B.    LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the company’s present requirements.

Cash flows from operating activities

Comparison of operating activities in 2020 with 2019

Cash flows from operating activities were $1,545 million in 2020, $587 million, or 61 percent, higher than the 2019 amount of $958 million. The increase in cash flows generated by operations was mainly due to an increase in revenue from gold sales due to an increase in the gold price and an increase in dividends received from joint ventures, partially offset by an increase in production costs which was impacted by unfavourable working capital movements.

Net cash outflow from operating working capital items amounted to $238 million in 2020, compared with an outflow of $165 million in 2019. The outflow from operating working capital mainly relates to inventories, the VAT lock-up at Geita and increased export-duty receivables at Cerro Vanguardia. In Tanzania, on 1 July 2020, the Finance Act, 2020 (No. 8) became effective, amending the Value Added Tax Act, 2014 (No. 5), without retrospective effect, specifically by deleting the disqualification of refunds due to exporters of ‘raw minerals’. This allows for the recovery of VAT refunds at Geita for mineral exporters from July 2020 onwards. Discussions with the Tanzanian tax authorities are ongoing to resolve our historical claims for VAT input credit refunds for the period from July 2017 to June 2020, while VAT claims from July 2020 onwards are subject to verification procedures by such authorities before any refunds will be received. See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Tanzania”. In Argentina, CVSA had a cash balance of $137 million equivalent as at 31 December 2020, of which $50 million is currently eligible to be declared as dividends. Application has been made to the Argentinean Central Bank to approve $11 million of this eligible amount to be paid offshore to the company, however, approval remains pending. The cash is fully available for CVSA’s operational requirements. See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina”.

Dividends received from associates and joint ventures increased by $71 million from $77 million in 2019 to $148 million in 2020, hampered by the slow cash repatriation from the Kibali joint venture located in the DRC. Cumulative cash receipts from the DRC in 2020 totalled $140 million, which included dividends of $49 million received from Kibali (Jersey) Limited in the fourth quarter of 2020. At 31 December 2020, AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424 million. Barrick, the operator of the Kibali joint venture, continues to engage with the DRC Government regarding the 2018 Mining Code and the cash repatriation. Since the third quarter of 2020, VAT offsets and refunds have also been impacted by the COVID-19 pandemic in the DRC. See “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Democratic Republic of the Congo (DRC)”.

Comparison of operating activities in 2019 with 2018

Cash flows from operating activities were $958 million in 2019, $102 million, or 12 percent, higher than the 2018 amount of $856 million. The increase in cash flows generated by operations was mainly due to an increase in revenue from gold sales due to an increase in the average gold price received partially offset by an increase in production costs and a decrease in dividends received from joint ventures.

Net cash outflow from operating working capital items amounted to $165 million in 2019, compared with an outflow of $122 million in 2018.

Cash flows from investing activities

Comparison of investing activities in 2020 with 2019

Cash flows from investing activities amounted to a net outflow of $448 million in 2020, $235 million or 34 percent, lower than 2019 outflow of $683 million. The decrease in cash outflow was largely due to $200 million proceeds on disposal of discontinued assets and subsidiaries (South Africa asset disposal group) and $26 million proceeds from disposal of joint ventures (Sadiola and Morila).

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

Cash flows from financing activities

Comparison of financing activities in 2020 with 2019

Cash flows from financing activities in the year ended 31 December 2020 amounted to a net outflow of $329 million, which is a change of $152 million from an outflow of $177 million in the year ended 31 December 2019. Proceeds from borrowings in 2020 increased by $2,058 million from $168 million in 2019 to $2,226 million in 2020. In order to safeguard the balance sheet during the COVID-19 pandemic, AngloGold Ashanti took proactive steps by fully drawing on the $1.4 billion multi-currency revolving credit facility in March 2020 to bolster liquidity. All amounts were repaid by 31 December 2020 and the $1.4 billion multi-currency revolving credit facility is undrawn as at 15 March 2021. In addition, in April 2020 AngloGold Ashanti secured a new standby credit facility of $1.0 billion in order to provide additional liquidity at the onset of the COVID-19 pandemic. The $1.0 billion standby facility, which remained undrawn, was cancelled on 1 October 2020. At the start of October 2020, AngloGold Ashanti Holdings plc issued a 10-year bond, fully and unconditionally guaranteed by AngloGold Ashanti Limited, with a semi-annual coupon of 3.750% per annum maturing on 1 October 2030 (subject to early redemption).

Cash outflows from repayment of borrowings increased by $2,187 million from $123 million during the year ended 31 December 2019 to $2,310 million during the year ended 31 December 2020. This increase was mainly due to the repayment of a 10-year ($700 million) bond issued during April 2010 and repaid at maturity April 2020 and the repayment of the $1.4 billion multi-currency revolving credit facility, which had been fully drawn.

Finance costs paid decreased by $19 million from $137 million in 2019 to $118 million in 2020. The decrease was due to a combination of reduced borrowings, reduced interest rates, interest capitalised against the Obuasi redevelopment project and lower lease liabilities. The 10-year $700 million bond offering priced at 3.750% per annum assisted in reducing finance costs by replacing relatively more expensive debt.

Other borrowing costs increased from nil in 2019 to $33 million in 2020 and mainly relate to costs associated with the $1.0 standby credit facility and underwriting fees and other fees related to the 10-year $700 million bond offering priced at 3.750% per annum.

Dividends paid to non-controlling interests decreased by $7 million from $16 million in 2019 to $9 million in 2020. These dividends were paid by our non-wholly owned subsidiaries CVSA and Siguiri to their respective non-AGA related shareholders.

During 2020, the company declared and paid a dividend of $38 million to its shareholders, compared to $27 million in 2019.

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

Other borrowing costs decreased by $10 million to nil in 2019 from $10 million in 2018. The decrease was due to the absence of new transaction costs in 2019.

Dividends paid to non-controlling interests increased by $1 million from $15 million in 2018 to $16 million in 2019. These dividends were paid by our non-wholly owned subsidiaries. CVSA and Siguiri to their respective non-AGA related shareholders.

During 2019, the company declared and paid a dividend of $27 million to shareholders, compared to $24 million in 2018.

Liquidity

Sources of liquidity

To service the capital commitments and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities. Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to relevant board approvals.

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash flows from operating activities are therefore the function of gold produced that is sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the company’s operations and the cash flows generated by these operations. AngloGold Ashanti’s cash and cash equivalents increased to $1.33 billion at 31 December 2020 compared with $456 million at 31 December 2019. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in South African rands and is therefore subject to exchange controls. At 31 December 2020, 67 percent of the company’s cash and cash equivalents were held in US dollars, five percent in Australian dollars, 14 percent in South African rands, 11 percent in Argentinian pesos and 3 percent in other currencies.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.

During April 2010, AngloGold Ashanti Holdings plc issued two rated bonds, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 10-year ($700 million) bond with a semi-annual coupon of 5.375% per annum was repaid at maturity on 15 April 2020. The 30-year ($300 million) bond with a semi-annual coupon of 6.50% per annum will mature on 15 April 2040, unless the company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2010 Notes”.

During July 2012, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 10-year ($750 million) bond with a semi-annual coupon of 5.125% per annum will mature on 1 August 2022, unless the company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2012 Notes”.

During October 2020, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 10-year ($700 million) bond with a semi-annual coupon of 3.750% per annum will mature on 1 October 2030, unless the company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2020 Notes”.

Following the completion of the South African asset sale, the company has cancelled its ZAR RCF facilities. The ZAR RCF 1.4 billion, the ZAR RCF 2.5 billion and the ZAR RCF 1.0 billion facilities were cancelled on 19 February, 23 October and 11 November 2020, respectively.

On 23 August 2016, Geita Gold Mining Limited and Société AngloGold Ashanti de Guinée S.A., each as a borrower, entered into two separate three-year unsecured revolving facilities agreements with Nedbank Limited, as lender, of $35 million (which was combined with the Geita RCF in January 2019) and $65 million (Siguiri RCF). In February 2019, Société AngloGold Ashanti de Guinée S.A. renewed the $65 million Siguiri RCF with Nedbank Limited for a further 3 years. The current interest rate charged is LIBOR +8.50%. The Siguiri RCF matures in 3 May 2022 and was fully drawn as of 31 December 2020.

During April 2018, Geita Gold Mining Limited, as borrower, entered into a three-year unsecured multi-currency revolving credit facility of $115 million with Nedbank Limited, as underwriter and agent, and certain financial institutions party thereto, as original banks (Geita RCF). The agreement was amended and restated in January 2019 to add $35 million. Facility A is a US dollar based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian shilling facility capped at the equivalent of $45 million with interest charged at a margin of 5% plus a reference rate as determined by the lending agent. The Geita RCF matures in June 2021. As of 31 December 2020, the equivalent of $41 million was undrawn under the $150 million Geita RCF.

During October 2018, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion ($1.4 billion multi-currency RCF) with the Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500 million portion of this facility will be used to fund the working capital and development costs associated with the group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. This facility matures in October 2023. As of 31 December

2020, the $1.4 billion multi-currency RCF was undrawn. See also “Item 10C: Material Contracts—Multi-currency Revolving Credit Facility”.

In addition, AngloGold Ashanti Limited, as borrower, on an annual basis renews its corporate overnight facility of ZAR 500 million (ZAR 500 million RMB corporate overnight facility). As of 31 December 2020, the ZAR 500 million RMB corporate overnight facility was undrawn.

A full analysis of the borrowings as presented on the statement of financial position is included in “Item 18: Financial Statements—Note 26—Borrowings”.

Amounts are converted to US dollars at exchange rates as of 31 December 2020.

Pursuant to environmental regulations in the countries with in which the company operates, in connection with planning for end-of-life of our mines, AngloGold Ashanti is obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to cover the estimated environmental rehabilitation obligations. In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, AngloGold Ashanti may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2021 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.

Current borrowings

AngloGold Ashanti’s current borrowings decreased by $592 million to $142 million at 31 December 2020 from $734 million at 31 December 2019. The decrease in current borrowings is largely due to the settlement of the 5.375% notes which matured on 15 April 2020. See “Item 18: Financial Statements—Note 26—Borrowings”.

Non-current borrowings

AngloGold Ashanti’s non-current borrowings increased by $490 million to $1,789 million at 31 December 2020 compared to $1,299 million at 31 December 2019. See “Item 18: Financial Statements—Note 26—Borrowings”.

As at 31 December 2020, AngloGold Ashanti’s total non-current borrowings, including the short-term portion maturing within 2020, was made up as follows:

$ (million)
Unsecured borrowings	1,931
Total borrowings	1,931
Less: Short-term maturities	142
Total non-current borrowings	1,789
Amounts falling due are scheduled as follows:

$ (million)
Within one year	142
Between one and two years	812
Between two and five years	—
After five years	977
Total	1,931

At 31 December 2020, the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollars	1,884
Australian dollars	—
South African rand	—
Tanzanian shillings	47
Brazilian real	—
Total	1,931
At 31 December 2020, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
FirstRand Bank Limited corporate overnight facility (R500 million) – SA rand	34
Multi-currency syndicated revolving credit facility ($1.4 billion) – US dollar	1,400
Geita revolving credit facility ($150 million) – US dollar	41
Siguiri revolving credit facility ($65 million) – US dollar	—
Total undrawn facilities	1,475

AngloGold Ashanti had no other committed lines of credit as of 31 December 2020.

As of 31 December 2020, the company was in compliance with all debt covenants and provisions related to potential defaults.

See “Item 18: Financial Statements—Note 36—Capital Management” and “Item 10C: Material Contracts”.

At 31 December 2020, lease liabilities were as follows:

$ (million)
Non-current	116
Current	37
Total	153

AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The Audit and Risk Committee also reviews these on a quarterly basis at its meetings.

Contractual commitments and contingencies

For a detailed discussion of commitments and contingencies, see “Item 18: Financial Statements—Note 34—Contractual Commitments and Contingencies”.

As at 31 December 2020, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment	Total amount	Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years
(in millions)	$	$	$	$	$
Capital expenditure (contracted and not yet contracted)(1)	487	416	71	—	—
Other commercial commitments(2)	1,273	391	588	242	52
Total	1,760	807	659	242	52
(1)    Including commitments through contractual arrangements with equity accounted joint ventures of $12 million.
(2)    Excludes commitments through contractual arrangements with equity accounted joint ventures.

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Recent developments

Recent developments disclosed in “Item 18: Financial Statements—Note 37—Subsequent Events” include the following details:

Dividend declaration: On 22 February 2021, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 705 South African cents (assuming an exchange rate of ZAR14.70/$, the gross dividend payable per ADS is equivalent to 48 US cents).

COVID-19 pandemic

As of 19 March 2021, all of AngloGold Ashanti’s mines are operating normally, subject to enhanced COVID-19 safety protocols and various travel restrictions, except Cerro Vanguardia which is currently running at between 60% to 80% operating capacity due to continuing inter-provincial travel restrictions in Argentina which prevents certain employees from getting to the site.

As of 19 March 2021, new waves of the outbreak are being experienced in several of our operating jurisdictions, coinciding with the spread of new, more contagious variants of the virus. As with the first waves, the increase in cases has triggered and may in the future trigger government-imposed movement restrictions, including mandatory isolation and quarantine measures. We continue to observe strict health protocols and to exercise vigilance in relation to business continuity, including our supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current and future conditions.
Related party transactions

For a detailed discussion of related party transactions, see “Item 7B: Related Party Transactions”.

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold Ashanti’s accounting policies are described in “Item 18: Financial Statements—Note 1—Accounting Policies”.

Critical accounting policies

AngloGold Ashanti’s accounting policies are described in “Item 18: Financial Statements—Note 1—Accounting Policies”.

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

Use of estimates and making of assumptions

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation, rehabilitation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start date; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and unrecognised tax positions.

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

Production start date

AngloGold Ashanti assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. When the construction project is substantially complete and ready for its intended use it moves into the production stage and capitalisation of certain mine construction costs cease. Further costs incurred on the project are recognised as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.

Phase 1 of the Obuasi mine re-development project moved into the production stage on 1 October 2020 when it was determined that the Phase 1 assets were capable of operating in the manner intended by management. The criteria used in the assessment of Obuasi start date included, the following:

•level of capital expenditure compared to the construction cost estimates;
•completion of a reasonable period of testing of the constructed asset;
•the ability to consistently produce saleable product in the processing plant;
•consistent ore mining rate per day over a period of time, underground development metre rate;
•adequacy of stope face;
•level of milling rate at a sustainable recovery and grade;
•ability to produce metals in saleable form (within specifications); and
•ability to sustain ongoing production of metal.

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in the Africa region and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes. Management assesses recovery of the receivables based on probability weighted cashflows the timing of the recoveries.

Provision for environmental rehabilitation

AngloGold Ashanti’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment including in respect of obligations to reclaim or rehabilitate lands once mining operations cease. The company recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Changes in Ore Reserve could similarly affect the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

5C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $1 million during 2020, nil during 2019 and $1 million during 2018.

5D.    TREND INFORMATION

For a discussion of trends affecting AngloGold Ashanti’s business and operations, see “Item 5A: Operating Results—Key factors affecting results”.

5E.    OFF-BALANCE SHEET ARRANGEMENTS

AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated associates. The most significant off-balance sheet item is the unaccrued future rehabilitation obligations.

See “Item 5F: Tabular Disclosure of Contractual Obligations”.

5F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at 31 December 2020 AngloGold Ashanti had the following known contractual obligations:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	2,658	205	947	92	1,414
Capital lease obligations	160	42	60	39	19
Purchase obligations
- Contracted capital expenditure(2)	120	120
- Other purchase obligations(3)	1,273	391	588	242	52
Environmental rehabilitation costs(4)	643	51	82	73	437
Pensions and other post-retirement medical obligations(5)	83	9	19	18	37
Total	4,937	818	1,696	464	1,959

(1)    Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer to “Item 18: Financial Statements—Note 26—Borrowings”).
(2)    Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.
(3)    Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon.
(4)    Pursuant to environmental requirements, AngloGold Ashanti is obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present value of estimated closure costs at existing operating mines as well as mines in various stages of closure are reflected in this table. Costs are calculated using undiscounted real cash flows, not nominal cash flows. The amount will change from year to year depending on rehabilitation work undertaken, changes in design and methodology, and new occurrences. For more information on AngloGold Ashanti’s environmental rehabilitation obligations, see "Item 4B: Business Overview-Mine Site Rehabilitation and Closure" and "Item 4B: Business Overview-Environmental, Health and Safety Matters”. Amounts stated include a total estimated liability of $24 million in respect of equity accounted joint ventures.
(5)    Represents payments for unfunded plans or plans with insufficient funding.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.    DIRECTORS AND SENIOR MANAGEMENT

Directors

As at 19 March 2021, AngloGold Ashanti has a unitary board comprising 9 directors - 8 independent non-executive directors and one executive director. Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed(1)

Christine Ramon	53	Executive director and interim chief executive officer	2014
Maria Ramos (2)	62	Independent non-executive director and chairman	2019
Kojo Busia	58	Independent non-executive director	2020

Alan Ferguson	63	Independent non-executive director	2018
Albert Garner	65	Independent non-executive director	2015
Rhidwaan Gasant	61	Lead independent non-executive director	2010

Nelisiwe Magubane	55	Independent non-executive director	2020
Maria Richter	66	Independent non-executive director	2015

Jochen Tilk	57	Independent non-executive director	2019

(1)Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire but are eligible for re-election. In addition, one-third of the directors (if their number is not a multiple of three, then the number nearest to but not less than one third), must retire according to seniority or by lot but may be re-elected.
(2)Appointed as Chairman with effect from 5 December 2020.

Maria Ramos (62)
MSc (Economics), BCom (Economics); Banker Diploma, Certified Associate of the Institute of Bankers (South Africa)
Independent Non-Executive Director and Chairman
Appointed: 1 June 2019 and chairman of the board on 5 December 2020
Board committee memberships:	Nominations Committee (Chairman)
Social, Ethics and Sustainability Committee
Remuneration and Human Resources Committee

Ms. Ramos serves as Chair of the board of AngloGold Ashanti. She joined AngloGold Ashanti as an Independent Non-Executive Director in 2019. In January 2021 she was appointed Independent Non-Executive Director of Standard Chartered PLC. She also serves on the board of Compagnie Financière Richemont SA. Until December 2020 she served as Independent Non-Executive Director on the boards of the Public Investment Corporation (PIC) and Saudi British Bank (SABB). She co-chaired, the United Nations Secretary General’s Task Force on Digital Financing of the Sustainable Development Goals.

Between March 2009 and February 2019, Ms. Ramos served as Chief Executive Officer of Absa Group leading the Group through a number of significant milestones including the acquisition of the Barclays Africa subsidiary banks; the sell-down by Barclays PLC and setting a new strategy and refreshed brand for the bank. Before joining Absa (previously Barclays Africa Group Limited) as Group Chief Executive in March 2009, Ms. Ramos served as the Chief Executive of Transnet Limited for five years. This followed an eight-year tenure as director general of South Africa’s National Treasury (formerly the Department of Finance) during which time she played a crucial role in transforming the Treasury into one of the most effective and efficient state departments in the post-apartheid administration.

Ms. Ramos has in the past served as a non-executive and independent director on the boards of Sanlam Ltd, Remgro Ltd and SABMiller PLC. She was a member of the World Economic Forum’s International Business Council and member of its executive Committee for 12 years and its chairman between 2017 and 2019.

She is a member of the Group of Thirty and serves on the International Advisory Board of the Blavatnik School of Government, Oxford University. She is a member of the Bretton Woods Committee Advisory Council.

Rhidwaan Gasant (61)
BCompt (Hons), CA (SA), ACIMA, Executive Development Programme
Lead Independent Non-Executive Director
Appointed: 12 August 2010
Board committee memberships:	Audit and Risk Committee Investment Committee Nominations Committee Remuneration and Human Resources Committee

Rhidwaan Gasant is the Lead Independent Non-Executive Director. He was previously the Chief Executive Officer of Energy Africa Limited. He serves as a director and chairs the Audit and Risk Committees of international companies in the MTN Group. He Chairs the Audit Committee of Growthpoint Properties Limited.

Alan Ferguson (63)
BSc (Accountancy and Business Economics);
CA (Institute of Chartered Accountants of Scotland)
Independent Non-Executive Director
Appointed: 1 October 2018
Board committee memberships:	Audit and Risk Committee (Chairman) Remuneration and Human Resources Committee Nominations Committee

Alan Ferguson is an Independent Non-Executive Director and is the chairman of the Audit and Risk Committee. As a chartered accountant, Mr. Ferguson is highly experienced in a range of finance roles. He was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011 he has held non-executive directorships on a number of boards including Johnson Matthey, Croda International and the Weir Group where he chaired their Audit Committees. He currently sits on the board of Marshall Motors Holdings where he chairs the Audit Committee and is Senior Independent Director. All these companies are listed on the FTSE in the United Kingdom. In addition, Mr. Ferguson sits on the Business Policy Panel of the Institute of Chartered Accountants of Scotland and works for the UK Audit Committee Chair’s Independent Forum.

Albert Garner (65)
BSE, Aerospace and Mechanical Sciences
Independent Non-Executive Director
Appointed: 1 January 2015
Board committee memberships:	Investment Committee Remuneration and Human Resources Committee

Albert Garner is an Independent Non-Executive Director. He has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co., LLC for over 40 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Mr. Garner became a general partner in 1989 and is now Vice Chair -Investment Banking. Over the past 10 years he has advised and acted as lead adviser to more than 50 companies and their boards of directors on transformative transactions.

Nelisiwe Magubane (55)
Pr.Eng, BSc, MBA
Independent Non-Executive Director
Appointed: 1 January 2020
Board committee memberships:	Audit and Risk Committee
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

In 2009, Ms. Magubane was appointed as Director General of Energy, responsible for, amongst other things, the development of the integrated resource plan and improved access to electricity for over a million households in four years. She was responsible for the regulatory framework and policies that govern the liquid fuels and gas sectors. She was also responsible for oversight of the State-Owned Companies (SOC) that operate in the energy sector, namely CEF SOC LTD, NECSA SOC LTD, and the Regulatory Authorities that govern the energy sector. She established the Renewable Energy Independent Power Producer Program.

More recently, she has been appointed to the current board of Eskom Holdings SOC Limited as a non-executive director. Ms. Magubane has been named one of the top 50 most influential figures in the Southern African Power sector by the ESI Africa Magazine. In 2019 she was awarded a Big 5 Energy Award by Africa Oil and Power Conference for outstanding contribution in shaping energy policy in Sub Saharan Africa. As an entrepreneur, she has established Matleng Energy Solutions, a 70% women-owned company that provides energy solutions.

Maria Richter (66)
BA, Juris Doctor
Independent Non-Executive Director
Appointed: 1 January 2015
Board committee memberships:	Remuneration and Human Resources Committee (Chairman) Audit and Risk Committee Nominations Committee

Maria Richter is an experienced non-executive director who has served on a diverse range of US and International boards. She previously served on the board of Barclays International and Barclays Bank plc (2017-2019) and National Grid plc ( 2003 -2014) where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a US wealth management company, and is a member of the audit and compensation committees of Rexel and the remuneration committee of Bessemer Trust.

Ms. Richter's professional career spanned 1980 to 2002 during which time she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Jochen Tilk (57)
Bachelors in Mining Engineering, Masters in Mining Engineering
Independent Non-Executive Director
Appointed: 1 January 2019
Board committee memberships:	Investment Committee (Chairman) Social, Ethics and Sustainability Committee Nominations Committee Audit and Risk Committee

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

Kojo Busia (58)
BA, MA, PhD
Independent Non-Executive Director
Appointed: 1 August 2020
Board committee memberships:	Social, Ethics and Sustainability Committee (Chairman) Investment Committee Nominations Committee

Dr. Kojo Busia has over 25 years of professional experience in African natural resources governance and management working at both bilateral and multilateral organisations. He recently held the position of Chief of the Natural Resources Management Section, Technology, Climate Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).

He previously served as coordinator of the African Mineral Development Centre (AMDC) at the UNECA, where he was charged with the implementation of the African Mining Vision, an African Union policy framework for sustainable mineral resources development. Prior to heading the AMDC, Dr. Busia spent nearly a decade leading the African Peer Review Mechanism Support Section, Governance and Public Administration Division, also at the UNECA. In addition, Dr. Busia has served on several advisory boards including the Responsible Mining Foundation Advisory Council, Advisory Director of Global Mining Sustainability, and Mining Indaba’s Sustainability Advisory Committee. He is a founding director of the Africa Resource Management, Environment and Climate Change (ARMECC) Institute, a think-do-tank recently established in Accra, Ghana.

Christine Ramon (53)
BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)
Interim Chief Executive Officer and Executive Director
Appointed: 1 October 2014
Board committee memberships:	Investment Committee

Ms. Ramon was appointed Interim Chief Executive Officer of AngloGold Ashanti with effect from 1 September 2020. Prior that she served as AngloGold Ashanti’s Chief Financial Officer and has been an executive director of the company since 1 October 2014. Ms. Ramon has held senior financial management and executive positions in various companies. She previously served as Chief Financial Officer and Executive Director of Sasol from 2006 to 2013. Prior to this, she was CEO of Johnnic Holdings, having previously served as Financial Director. She serves as a director of the World Gold Council and the International Council on Mining and Metals. She previously served on the boards of MTN Group, International Federation of Accountants, Rand Refinery, Lafarge SA (France), Transnet and Johnnic Communications.

Ms. Ramon is a member of the South African Institute of Chartered Accountants. She was recently appointed on the Presidential Council for State Owned Enterprises in South Africa. She was nominated as a Young Global Leader of the World Economic Forum in 2007. Christine previously served as the Chairperson of the listed companies CFO Forum in South Africa and was awarded CFO of the Year in 2018. She also previously served as a member of the Standing Advisory Committee to the International Accounting Standards Board and as Deputy Chair of the Financial Reporting Standards Council of South Africa.

Board movements during 2020 and subsequent to year-end

The following changes to the board of directors took place during the period from 1 January 2020 to 31 December 2020 and subsequent to year-end:
•On 6 May 2020, Ms. Maria Ramos became chair of the Social, Ethics and Sustainability Committee, following the retirement of Ms. Nozipho January-Bardill from the board. Effective 6 May 2020, Ms. Ramos also stepped down as a member of the Investment Committee and was appointed as a member of the Remuneration and Human Resources Committee. On 6 May

2020, Mr. Jochen Tilk became chair of the Investment Committee, following the retirement of Mr. Rodney Ruston from the board.
•On 10 June 2020, Mr. Jochen Tilk was appointed as a member of the Audit and Risk Committee.
•Effective 1 August 2020, Dr. Kojo Busia was appointed as an independent non-executive director to the board and as a member of the Investment Committee and the Social, Ethics and Sustainability Committee.
•On 1 September 2020, Mr. Kelvin Dushnisky stepped down as chief executive officer (CEO). Mr. Dushnisky remained available until 28 February 2021 to assist the group with a smooth handover. Ms. Christine Ramon, previously chief financial officer (CFO), has been appointed Interim CEO, effective 1 September 2020, while the board embarks on a comprehensive recruitment process to find a new permanent CEO to deliver on the Group’s strategy for enhanced value creation. Mr. Ian Kramer, previously Senior Vice President: Group Finance, was appointed Interim CFO for the duration of the transition period, effective 1 September 2020.
•On 13 October 2020, the Nominations Committee was reconstituted to include Mr. Sipho Pityana (chairman of the committee), Mr. Rhidwaan Gasant, Ms. Maria Ramos, Dr. Kojo Busia, Mr. Jochen Tilk and Mr. Alan Ferguson. Ms. Maria Richter and Mr. Albert Garner stepped down as members of the Nominations Committee, effective 13 October 2020.
•On 1 December 2020, the below changes to the membership of certain board committees became effective:
–Ms. Maria Richter stepped down as chairman of the Remuneration and Human Resources Committee, but remained a member of the committee;
–Ms. Maria Ramos was appointed as chairman of the Remuneration and Human Resources Committee. Further, Ms. Ramos stepped down as chair of the Social, Ethics and Sustainability Committee, but remained a member of the committee;
–Dr. Kojo Busia was appointed as chairman of the Social, Ethics and Sustainability Committee;
–Mr. Rhidwaan Gasant stepped down as chairman of the Audit and Risk Committee, but remained a member of the committee; and
–Mr. Alan Ferguson was appointed as chairman of the Audit and Risk Committee.
•On 5 December 2020, independent non-executive director Ms. Maria Ramos was appointed chair of the board of directors of AngloGold Ashanti. Ms. Ramos succeeded Mr. Sipho Pityana who resigned from the board effective 7 December 2020.
•On 14 December 2020, the below changes to the membership of certain board committees became effective:
–Ms. Maria Ramos stepped down as chairman of the Remuneration and Human Resources Committee, but remained a member of the committee. Further, Ms. Ramos was appointed as chairman of the Nominations Committee;
–Ms. Maria Richter was re-appointed as chairman of the Remuneration and Human Resources Committee and was re-appointed as a member of the Nominations Committee;
–Ms. Nelisiwe Magubane stepped down as a member of the Investment Committee and was appointed as a member of the Audit and Risk Committee; and
–Mr. Albert Garner was appointed as a member of the Remuneration and Human Resources Committee.
•On 18 February 2021, Ms. Ramos stepped down as a member of the Remuneration and Human Resources Committee and Mr. Rhidwaan Gasant was appointed as a member of the Remuneration and Human Resource Committee.

In terms of the company’s Memorandum of Incorporation (MoI), one third of the directors are required to retire at each AGM and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the next AGM are Mr. Alan Ferguson, Ms. Christine Ramon and Mr. Jochen Tilk. Ms. Ramon and Messrs. Ferguson and Tilk are eligible and have offered themselves for re-election.

EXECUTIVE COMMITTEE

AngloGold Ashanti’s executive management team (Executive Committee or Executive Management) comprises eight members of whom one is an executive director. The Executive Committee oversees the day-to-day management of the group’s activities and is supported by country and regional management teams as well as by group corporate functions.

In addition to Christine Ramon, the following people are members of the Executive Committee:

Stewart Bailey (47)
Executive Vice President - Corporate Affairs and Sustainability
Stewart Bailey’s portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering investor relations and communications, alongside the core sustainability disciplines, namely safety, health, environment, community and government relations, and security and human rights. Over 11 years with AngloGold Ashanti, based both in the US and South Africa, he has built in-depth knowledge of the Company and its stakeholders. Mr. Bailey was formerly Senior Vice President of Investor Relations & Group Communications, was appointed to his current role in 2019. In his previous role, Mr. Bailey covered debt and equity investors in the US, South Africa, the UK, Europe and Asia, was a key member of the company’s team which successfully completed debt issues of more than $3 billion between 2010 and 2019, and was a member of the team that has executed acquisitions and asset sales over that period. He also held line responsibility for AngloGold Ashanti’s corporate communications programme, which included engagement with financial news media in South Africa, the US and the UK. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.

Graham Ehm (64)
BSc Hons, MAusIMM, MAICD
Executive Vice President - Group Planning and Technical

Graham Ehm is accountable for business planning and portfolio optimisation, capital investment optimisation, major project execution, governance pertaining to studies and capital management, mineral resources and ore reserves reporting and the strategic technical group. He is also accountable for non-managed joint ventures, such as Kibali. He is currently leading the Obuasi Redevelopment Project and chairing Colombia’s projects leadership team. Mr. Ehm, who has multi-commodity experience, is an experienced operations and project manager, having held senior leadership positions with AngloGold Ashanti as EVP Australia and EVP Tanzania.

Ludwig Eybers (54)
BSc (Mining Engineering), Post graduate qualifications with Darden Business School, USA
Chief Operating Officer - International

Ludwig Eybers has over 30 years international mining experience. He joined AngloGold Ashanti in 2011 as Senior Vice President Namibia and Mining Task Force, based in Perth Australia. In 2013, he relocated to AngloGold Ashanti in South Africa to take-up the position of Senior Vice President Africa Region. He was subsequently promoted to Chief Operations Officer-International in 2017. He is currently responsible for overall strategic and operational responsibilities for production at the company’s mining operations for the International Region.

Sicelo Ntuli (42)
BSc Eng. (Electrical), MBA
Chief Operating Officer - Africa

Sicelo Ntuli has over 20 years work experience in the mining industry and has held various senior roles in Operations, Engineering, Business Strategy and Investor Relations. In 2011, he was appointed Managing Director of Iduapriem Mine and played a key role in the turnaround of the mine’s operating performance and reduction of costs. Mr. Ntuli was promoted to Senior Vice President Africa Region in 2016 where he led the transition of Geita from open pit to underground operations, amongst other achievements. He was subsequently promoted to role of Chief Operating Officer Africa, including South African operations in 2019. Mr. Ntuli is also a Harvard Business School alumnus.

Tirelo Sibisi (52)
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

Ms. Sibisi's experience includes 10 years in the information technology sector at IBM (South Africa and Europe) and 7 years at Telkom, making her a well-rounded human resources generalist with strengths in talent management, succession planning, organisational transformation and diversity management, union negotiations and executive compensation. She served on the Board of the Institute of People Management in SA as a Non-Executive Director and was a member of the Remuneration Committee and the Finance Committee. She currently sits on the board of AngloGold Ashanti in Ghana and serves on the Council of the University of Free State.

Ms. Sibisi has given notice of her resignation effective 1 April 2021 and her contract of employment will terminate on 30 September 2021.

Lizelle Marwick (43)
B.Proc; LLB; LLM (Corporate Law)
Executive Vice President - General Counsel and Compliance

Lizelle Marwick was appointed as Executive Vice President: General Counsel and Compliance on 1 July 2020, after previously serving as Senior Vice President: Deputy General Counsel. She joined the company in 2011 establishing and heading up the legal function for the Africa operations. She is familiar with all aspects of the organisation and well versed on multi-jurisdictional legal work covering a wide range of subjects, with extensive experience in governance, corporate transactions and government negotiations. Prior to joining AngloGold Ashanti, Ms. Marwick practiced law at Bowman Gilfillan in South Africa and Herbert Smith

in the United Kingdom. She is admitted as an attorney in South Africa and a solicitor in England and Wales and holds a B.Proc, LLB and a Master of Laws in corporate law.

Ian Kramer (50)
B.Com (Acc); B.Com (Hons) Acc; CA(SA)
Interim Chief Financial Officer

Ian Kramer became Interim Chief Financial Officer effective 1 September 2020. Mr. Kramer joined AngloGold Ashanti on 1 November 2012 as a Vice President: Finance, mainly responsible for all JSE and NYSE external reporting responsibilities of AngloGold Ashanti. He was promoted to Senior Vice President: Group Finance on 1 March 2019 taking responsibility for all financial and management reporting aspects of the group.

Prior to joining AngloGold Ashanti, Mr. Kramer spent 20 years at KPMG, 11 thereof as an external audit partner as part of KPMG’s Energy and Natural Resources Business Unit, mainly focusing on the mining industry. As partner, he was seconded to KPMG Toronto, Canada in an advisory partner capacity. During the latter part of his career at KPMG, he was appointed as the KPMG Head of Mining for Africa. Mr. Kramer is a director and a member of the Audit and Risk Committee of Rand Refinery (Pty) Limited and an executive director of AGRe Insurance Company Limited, a wholly-owned subsidiary of the Company.

Executive Committee movements during 2020 and subsequent to year-end

The following changes to the Executive Committee took place during the period from 1 January 2020 to 31 December 2020 and subsequent to year-end:

•Ms. Maria Sanz Perez, EVP: General Counsel and Compliance and company secretary resigned, effective 30 June
2020.
•Ms. Lizelle Marwick appointed as EVP: General Counsel and Compliance, effective 1 July 2020.
•Mr. Ian Kramer, formerly SVP: Group Finance, appointed as Interim CFO, effective 1 September 2020.
•Ms. Tirelo Sibisi has given notice of her resignation, effective 1 April 2021, and her contract of employment will terminate on 30 September 2021.

COMPETENT PERSONS

As part of its suite of annual reports, AngloGold Ashanti produces a Mineral Resource and Ore Reserve Statement and all the information in this report that relates to Exploration Results, Mineral Resource and Ore Reserve is based on information compiled by the Competent Persons.

During the past decade, the company has developed and implemented a system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. A documented chain of responsibility exists from the Competent Persons at the operations to the Company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the AngloGold Ashanti Mineral Resource and Ore Reserve Steering Committee, Mr. Vaughan Chamberlain, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Vaughan Chamberlain (58)
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

6B.    COMPENSATION

REMUNERATION AND HUMAN RESOURCES COMMITTEE

Remuneration and Human Resources Committee (Remco)

The Remco is composed of four non-executive directors. Its purpose is to discharge the responsibilities of the board relating to all compensation, including all salary and equity compensation of the company’s executives. The Remco establishes and administers the company’s executive remuneration and its broad objectives include; aligning executive remuneration with company performance and shareholder interests; setting remuneration standards aimed at attracting, motivating and retaining a competent executive team; linking individual executive pay with operational and company performance aligned to strategic objectives; and evaluating the compensation of executives including approval of salary, equity and incentive based awards.

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

In 2020, the committee was composed of the following members:

Members
Maria Richter
Maria Ramos (appointed effective 6 May 2020)
Sipho Pityana (resigned effective 7 December 2020)
Nozipho January-Bardill (retired effective 6 May 2020)
Alan Ferguson
Albert Garner (appointed effective 15 December 2020)

The meetings of the committee are attended by the Chief Executive Officer, Chief Financial Officer and Executive Vice President: Group Human Resources, except when they are conflicted or have a personal financial interest, such as when their own remuneration or benefits are being discussed.

Remuneration policy

Our remuneration policy is designed to allow AngloGold Ashanti to compete in a global market where we strive to retain and remunerate our employees using fair, robust and appropriate remuneration and to reward our employees for their contributions. Cost management and shareholder value remain fundamental drivers of our policy.

Linking pay and performance for our executives is important and by having a large portion of executive pay defined as at-risk pay, the policy ensures that executive compensation is aligned with the overall performance of the company, the regions in which it operates and its business units. The executives have an overriding focus on social sustainability including safety, and a large percentage of variable pay is directly linked to keeping our employees safe.

Total reward

When determining remuneration AngloGold Ashanti considers all elements of short-term and long-term; fixed and variable pay and ensures that it is consistent with the overall strategic direction of the company and each employee’s individual performance.

For a description of share-based compensation and awards (including cash awards) see “Item 6E: Share Ownership”.

Our executive directors do not receive payment of directors’ fees or committee fees.

Benchmarking

Our executive employees and non-executive director’s remuneration is evaluated against a global group of comparator companies. AngloGold Ashanti’s size and complexity as well as each individual executive’s role is reviewed against our peer group and benchmarked based on guaranteed and variable pay. Performance (Company and individual) is a key factor influencing the remuneration of the executive employees.

Our salary benchmarks are targeted at the market median of a global market in our industry. Where there is a shortage of specialist and/or key technically skilled employees, we offer a salary that may be higher than the benchmark salary.

Each executive’s role is individually sized to ensure the best match possible. The comparison is done for the same or similar roles irrespective of location of work (including a review of purchasing power parity between countries). Each component of remuneration (base salary, short-term incentives, long-term incentives and employee benefits and allowances) is analysed and compared with our global peer group’s market range and the overall package is reviewed accordingly., Our new incentive scheme, the Deferred Share Plan (DSP), was implemented in January 2018. For a description of the DSP, see “Item 6E: Share Ownership—AngloGold Ashanti share incentive scheme—Deferred Share Plan (DSP)”.

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees, receive retirement benefits under defined contribution plans. Contributions vary based on the employee’s retirement plan. See “Item 18: Financial Statements—Note 10—Employee Benefits” and “Item 18: Financial Statements—Note 28—Provision for Pension and Post-Retirement Benefits”.

EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION

See "Item 18: Financial Statements—Note 33—Related Parties—Directors and other key management personnel—Executive Directors’ and Prescribed Officers’ remuneration".

NON-EXECUTIVE DIRECTORS' FEES
The fees of non-executive directors is fixed by shareholders at the annual general meeting. In addition to their compensation, the non-executive directors receive fees for their participation on board committees and allowances for travelling internationally to attend board meetings. Non-executive directors do not receive further payments from the company and are precluded from participation in the company’s share incentive scheme.

NON-EXECUTIVE DIRECTORS’ REMUNERATION

See "Item 18: Financial Statements—Note 33—Related Parties—Directors and other key management personnel—Non-Executive Director remuneration".

6C.    BOARD PRACTICES

The Board of Directors

The company is governed by a unitary board of directors, the composition of which promotes the balance of authority and precludes any one director from dominating decision-making. Our board membership at year-end comprised nine directors, eight independent non-executive directors and one executive director.

The board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented terms of reference, which are reviewed annually.

See "Item 6A: Directors and Senior Management” for information about the composition of the board and directors’ term of office and year of appointment.

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
At the next AGM Dr. Kojo Busia will be named for election by shareholders as a director of AngloGold Ashanti.

In terms of the company’s Memorandum of Incorporation (MoI), one third of the directors are required to retire at each Annual General Meeting (AGM) and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the next AGM are Alan Ferguson, Christine Ramon and Jochen Tilk. Ms Ramon and Messrs Ferguson and Tilk are eligible and have offered themselves for re-election.

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

Executive Committee
All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s Deferred Share Plan (DSP). Interim appointments (including interim CEO and interim CFO) include an allowance aligned to the Company’s acting allowance policy to recognise the additional responsibilities associated with these roles.

South African-based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract. This reflects global roles and responsibilities and takes account of offshore business requirements.

The executive contracts are reviewed annually and include a change of control provision. The change of control is subject to the following triggers:
•The acquisition of all or part of AngloGold Ashanti; or
•A number of shareholders holding less than thirty-five percent of the company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice and change of control periods applied per category of executive (excluding interim appointments) as at 31 December 2020 were as follows:

Executive committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

As at 19 March 2021:
KC Ramon, the Interim CEO remains on a 6 months notice period and a 6 months change of control period.
Ian Kramer, the Interim CFO remains on a 3 months notice period and a 3 months change of control period.

Key activities of the board and committees during 2020

The activities of the board and committees during 2020 were aimed at promoting the economic stability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance

Directors’ attendance at board and committee meetings during 2020 was as follows:

	Board (12)	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nominations	NED Search (13)	Special Committee A (13)	Special Committee B (13)
Number of meetings in 2020	11	5	4	5	5	4	1	4	3
SM Pityana (1)	11	n/a	n/a	5	5	3	1	4	2
KOF Busia (2)	5	n/a	2	n/a	2	3	n/a	n/a	n/a
KPM Dushnisky (3)	7	n/a	n/a	n/a	n/a	n/a	n/a	4	n/a
AM Ferguson (4)	11	5	n/a	5	n/a	3	n/a	4	n/a
AH Garner (5)	11	n/a	4	n/a	n/a	1	n/a	4	n/a
R Gasant	11	5	4	n/a	n/a	3	1	n/a	3
NP January-Bardill (6)	4	n/a	n/a	1	2	n/a	1	n/a	n/a
NVB Magubane (7)	11	n/a	4	n/a	5	n/a	n/a	n/a	n/a
KC Ramon	11	n/a	4	n/a	n/a	n/a	n/a	n/a	n/a
MDC Ramos (8)	11	n/a	1	4	5	3	1	4	3
MC Richter (9)	11	5	n/a	5	n/a	1	n/a	n/a	n/a
RJ Ruston (10)	4	2	1	n/a	n/a	n/a	n/a	n/a	n/a
JE Tilk (11)	11	2	4	n/a	5	3	n/a	n/a	3

(1)    SM Pityana resigned from the board with effect from 7 December 2020.
(2)     KOF Busia was appointed to the board, Social, Ethics and Sustainability Committee and the Investment Committee with effect from 1 August
2020. Dr. Busia was appointed to the Nominations Committee with effect from 13 October 2020.
(3)     KPM Dushnisky resigned as CEO with effect from 1 September 2020.
(4)    AM Ferguson was appointed to the Nominations Committee with effect from 13 October 2020.
(5)    AH Garner stepped down from the Nominations Committee with effect from 13 October 2020 and was appointed to the Remuneration and
Human Resources Committee with effect from 15 December 2020.
(6)    NP January-Bardill retired from the board on 6 May 2020.
(7)    NVB Magubane stepped down from the Investment Committee and was appointed to the Audit and Risk Committee with effect from
14 December 2020.
(8)    MDC Ramos stepped down from the Investment Committee and was appointed to the Remuneration and Human Resources Committee with effect from 6 May 2020. Ms. Ramos was appointed to the Nominations Committee with effect from 13 October 2020.
(9)    MC Richter stepped down from the Nominations Committee with effect from 13 October 2020.
(10)    RJ Ruston retired from the board on 6 May 2020.
(11)    JE Tilk was appointed to the Nominations Committee with effect from 13 October 2020.
(12)    During 2020 the board held 6 scheduled board meetings and 5 special board meetings.
(13)    Three special purpose committees were established by the board during 2020 being the NED Search Committee and Special Board
Committees A and B. The Special Board Committees were constituted to provide oversight for various aspects of the company’s strategy, including the optimal corporate attributes for the company following the disposal of the South African assets. Special Committee A was wound-
up on 28 May 2020 and Special Committee B was constituted on 5 July 2020.

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

The Audit and Risk Committee’s duties as required by section 94(2) of the South African Companies Act, King IV and JSE Listing Requirements are set out in its board-approved terms of reference which is reviewed and updated annually. These duties were discharged as follows:
•reviewed the quarterly market updates and the half year results;
•confirmed the integrity of the group’s Integrated Report, Annual Financial Statements and the Form 20-F;
•reviewed the expertise, experience and performance of the finance function and (Interim) Chief Financial Officer;
•assessed the scope and effectiveness of the systems to identify, manage and monitor financial and non-financial risks;
•reviewed the procedures for detecting, monitoring and managing the risk of fraud;
•reviewed the scope, resources, results and effectiveness of the internal audit department;
•approved the internal audit plan and subsequent changes to the approved plan;
•ensured that a combined assurance model is applied to provide a coordinated approach to all assurance activities;
•nominated the appointment of independent external auditors by the shareholders;
•reviewed and approved the terms of engagement as contained in the engagement letter of the external auditors;
•approved the remuneration of the external auditors;
•pre-approved all non-audit services in line with a revised formal policy on non-audit services;
•assessed the external auditors’ independence;
•annually consider the suitability, after assessing the information provided by the audit firm in terms of section 22.15(h) of the JSE Listings Requirements, for appointment of the audit firm and the designated individual partner;
•assessed the effectiveness of the group’s external audit function;
•approved the appointment of the external auditors to provide independent limited assurance on certain sustainability indicators as included in the Sustainable Development Report;
•assessed the audit tender process for the 2023 year-end audit;
•reviewed developments in reporting standards, corporate governance and best practice;
•monitored the governance of information technology (IT) and the effectiveness of the group’s information systems;
•reviewed the adequacy and effectiveness of the group’s compliance function; and
•evaluated the effectiveness of the committee through a self-assessment.

Proceedings and Performance Review

The Audit and Risk Committee formally met five times in 2020.

The current members of the Committee are:

Audit and Risk Committee Members	AM Ferguson (Chairman and independent NED)
R Gasant (Independent NED)
MC Richter (Independent NED)
JE Tilk (Independent NED)
Number of meetings held from January to December 2020	Five

NED - Non-Executive Director

The Chief Financial Officer, Senior Vice President: Finance, Executive Vice President: General Counsel and Compliance, Senior Vice President: Group Internal Audit; Vice President: Group Tax; Group Risk Manager; Chief Information Officer; Group Compliance Officer, the external auditors, as well as other assurance providers regularly attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The full Audit and Risk Committee meets separately during closed sessions with management (including the Chief Executive Officer), internal audit and external audit at every scheduled quarterly meeting.

The Audit and Risk Committee will assess its effectiveness through the completion of an independent external evaluation process, during which results were discussed, actions taken and processes put in place to address areas identified for refinement.

Remuneration and Human Resources Committee

The Remuneration and Human Resources Committee activities are governed by the Terms of Reference (these were reviewed and approved by the board in November 2020). The purpose of the Committee is to assist the Board in discharging its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, employment, severance pay and ongoing perquisites or special benefit items and equity compensation of the Company’s executives, including the Chief Executive Officer as well as retention strategies, design and application of material compensation programmes and share ownership guidelines.

With respect to its mandate on human resources, the Committee has strategic oversight of matters relating to the development of the Company’s human resources with the main objective of creating a competitive human resource for the Group.

The Committee operates in an independent role, operating as an overseer with accountability to the Board. This is accomplished by:

•Reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer;
•Evaluating the performance of the Executive Management team in light of these goals and objectives annually and setting compensation based on such evaluation;
•Ensuring that the mix of fixed and variable pay, in base pay, shares and other elements of compensation meets the company’s requirements and strategic objectives;
•Linking individual pay with operational and company performance in relation to strategic objectives;
•Considering the sentiments and views of the company’s investors;
•Regularly reviewing incentive schemes to ensure continued contribution to shareholder value and ensure that these are administered in terms of the rules;
•Oversee the establishment of a remuneration policy that will promote the achievement of strategic objectives and encourage individual performance.
•Regularly reviewing human resources strategy aimed at ensuring the supply and retention of sufficient skilled resources to achieve the company’s objectives;
•Ensure that the remuneration policy and implementation report is put to a non-binding advisory vote at the general meeting of shareholders once every year; and
•Review the outcome of the implementation of the remuneration policy to ensure that the set objectives are being achieved and fairness is addressed.

The current members of the Committee are:

Remuneration and Human Resource Committee Members	MC Richter (Chairperson and independent NED)
R Gasant (Independent NED)
AM Ferguson (Independent NED)
A Garner (Independent NED)
Number of meetings held from January to December 2020	Four
Other individuals who regularly attended meetings (attended by invitation or if needed to contribute pertinent insights and information)	KC Ramon (Interim CEO)
TR Sibisi (EVP: Group Human Resources)
P Wolstenholme representing PwC (Independent Advisor to the Committee)
SD Van Rensburg (VP: Group Remuneration and Benefits and Secretary to the Committee)

NED – Non-Executive Director

Remuneration Consultants

When appropriate, the Remuneration and Human Resources Committee obtains advice from independent remuneration consultants. These consultants are employed directly by the Remuneration and Human Resources Committee and engage directly with them to ensure independence.

The Committee has appointed PwC to provide specialist, independent remuneration advice on all forms of executive and non-executive pay.

Mercer performs an independent bespoke executive survey and its advice is primarily around salary benchmarking for both executive and non-executive pay.

6D.    EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last three financial years was:

	2020	2019	2018
Africa	16,829	15,786	14,833
Australia	1,230	1,140	1,051
Americas	8,789	8,114	7,973
Other, including corporate and non-gold producing subsidiaries	1,807	1,353	1,589
South Africa - discontinued operations (1)	8,297	7,870	18,803
Total*	36,952	34,263	44,249
*    The number of contractors employed on average during 2020 was 16,222.
(1)    In 2020, represents the monthly average number of employees for the nine months as a discontinued operation before completion of sale on 30 September 2020.

Labour relations and collective bargaining

The AngloGold Ashanti approach to employee relations is predicated on a relationship-based model. We work to establish constructive relations with our employees and their union representatives. Working closely with our site, we are also at the forefront of ensuring that we comply with local legislation as well as with our regulatory obligations. Our employees are highly unionised and the need to build positive relations is part of our overall stakeholder management philosophy.

In Africa - labour relations remained stable across the region.

In Guinea, at Siguiri, 93.6% of the mine employees are unionised. Collective bargaining negotiations for wage and conditions and services are said to start between July and September 2021 and in order to bolster relations and to manage potential conflict, regular capacity building for union/management on collective negotiation techniques and mediation are conducted.

In Ghana, at Obuasi, the reintroduction of the Ghana Mineworkers Union was successful and there is an understanding that the level of representation will be limited and not extend to stratum 1 employees (excluding certain sensitive positions). There was a Board agreement with the union relating to the process of unionisation, and a process to conclude a three-year collective bargaining agreement was embarked upon. At Iduapriem, four unions represent junior staff and senior staff respectively, comprising 94.5% of the employees. These employees are also subject to collective bargaining. Collective bargaining and wage negotiations took place during 2020 and a three-year agreement was successfully negotiated, wage discussions for 2021 are said to be held during the first half of 2021.

In Tanzania 55.78% of the employees are unionised in the bargaining unit. In 2020 business wage negotiations with the unions and a new collective bargaining was successfully concluded without strike action and/ or operational disruption and a process was started to renegotiate the compressed working week agreement following the termination notice of the existing agreement by the trade union (TAMICO).

In Brazil, all three collective agreements (Nova Lima/Sabará, Santa Bárbara and Crixás) were signed with the unions and implemented effective 1 August 2020. A new routine to continuously strengthen the relationship with the employees and their representatives was key to that achievement. CVSA, in Argentina, completed the 2020 salaries negotiation in January 2021 with a final increase of 45.2% for 2020 effective until April 2021. Prior to this in July 2020 an adjustment of 20% (included in the final percentage) was agreed and it was with retroactive effect from April 2020.

6E.    SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December 2020, which individually did not exceed one percent of the company’s issued ordinary share capital are included in the annual financial statements, see "Item 18: Note 33-Related Parties-Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares".

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office. See "Item 10H: Documents on Display".

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2020

Refer "Item 18: Note 33 - Related Parties - Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares"

SHARE OWNERSHIP OF EXECUTIVE OFFICERS/EXECUTIVE MANAGEMENT

To the best of its knowledge, AngloGold Ashanti believes that its ordinary shares held by executive officers, in aggregate, do not exceed one percent of the company's issued ordinary share capital.

MINIMUM SHAREHOLDING REQUIREMENT FOR EXECUTIVES

With effect from March 2013, a minimum shareholding requirement (MSR) was introduced for the executive management team (including executive directors). All executive management team members (including executive directors) are required to have a minimum shareholding in the Company as per the table below.

The MSR was increased for executive directors and the executive management team as follows, effective 1 January 2020:

Role	Within three years of appointment/from introduction of MSR (1 January 2020)	Within six years of appointment/from introduction of MSR (1 January 2020)	Within three years of appointment/from introduction of MSR (prior)	Within six years of appointment/from introduction of MSR (prior)	Holding requirement
CEO	150% of net annual base salary	300% of net annual base salary	100% of net annual base salary	200% of net base salary	Indefinite
CFO	125% of net annual base salary	250% of net annual base salary	75% of net base salary	150% of net base salary	Indefinite
Executive Management Team	100% of net annual base salary	200% of net base salary	75% of net base salary	150% of net base salary	Indefinite
The following count towards an individual MSR: •Shares purchased on the market, either directly or indirectly •Vested shares from AngloGold Ashanti's share incentive schemes

The table below summarises each executive director and executive committee member's accomplishment of the MSR:

Executive	Six-year target achievement date	MSR holding as at 31 December 2020 as a percentage of net base pay	Three-year MSR target achievement percentage	Six-year MSR target achievement percentage
Executive directors
KPM Dushnisky (1)	–	141	150	300
KC Ramon	March 2021	553	125	250
Prescribed officers
SD Bailey	January 2025	115	100	200
PD Chenard (2)	–	119	100	200
GJ Ehm	March 2019	279	100	200
L Eybers	March 2023	291	100	200
I Kramer (3)	September 2026	27	100	200
L Marwick (4)	July 2026	78	100	200
S Ntuli	March 2025	95	100	200
TR Sibisi	March 2022	282	100	200

(1) Resigned as director with his last day being 28 February 2021. MSR holding not required.
(2) Retired prescribed officer with effect from 31 January 2021. MSR holding not required.
(3) Appointed prescribed officer with effect from 1 September 2020; the three-year MSR achievement is due in September 2023.
(4) Appointed prescribed officer with effect from 1 July 2020; the three-year MSR achievement is due in July 2023.

ANGLOGOLD DEFERRED SHARE PLAN (DSP)

On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan (DSP), to commence effective 1 January 2018. The DSP replaced all previous AGA incentive schemes, i.e. Bonus Share Plan (BSP), Long Term Incentive Scheme (LTIP) and the Co-Investment Plan (CIP) schemes. The last allocations granted in the BSP, LTIP and CIP schemes have vested during 2020; there are no further allocations and vesting as the schemes have been closed. The DSP, designed with feedback from shareholders in mind, aims to better align the interests of company management with those of shareholders by, among others rewarding decision-making that promotes the long term health of the business by increasing the maximum vesting period of shares from two to five years, and introducing a claw-back provision; reducing the impact of uncontrollable factors, like gold price and currency fluctuations, in determining remuneration; providing better incentive for prudent, value-adding capital allocation; capping the number of shares that can be issued under the DSP in any given year to 1% of total shares in issue; and providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, health, governance, community relations and human capital disciplines.

The scope of participation for the DSP include Executive Directors, members of the Executive Committee and senior management employees of the company and its subsidiaries. These participants are allocated units with the opportunity to acquire shares in the company. The intention of the incentive scheme is to ensure that the medium to long term interests of the executives and senior management employees are aligned with the shareholders’ interests, providing rewards to the executives and senior management employees and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved. All share awards which remain unexercised by the tenth-year anniversary from the date of grant, automatically lapse for no value.

Non-Executive Directors are not eligible to participate in the DSP.

Each metric is weighted and has a threshold, target and stretch definition related to the company budget and the desired stretch targets for the year. Below threshold achievement results in no payment. At the end of each financial year, the Company and the CEO, CFO and EVP/COO’s performance is assessed by the Remco and the Board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as a percentage of base salary as follows based on on-target achievement:

	Cash	Shares	Total Incentive
Level	On Target Achievement
CEO	100.00%	200.00%	300.00% % %
CFO	85.00% %	185.00% %	270.00% % %
EVP/COO	75.00% %	174.00% %	249.00% % %

CEO means Chief Executive Officer.
CFO means Chief Financial Officer.
EVP/COO means Executive Vice President/Chief Operating Officer.

One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment. Effective 1 January 2020, all Executive Committee members including the CEO and CFO have streamlined strategic objectives (KPIs), between 3 to 4 at a maximum, as compared to the previous 10 KPI’s as held by the CEO. Individual KPI’s now account for 20% of the performance scorecard in the DSP incentive scheme and 80% towards the company scorecard. This was previously 30%/70% for the CEO and 40%/60% for CFO and Exco members.

Company and individual performance measures are assessed over each financial year, with the exception of certain company measures that are measured over a trailing three-year basis. The first allocation under the DSP was made in February 2019 in respect of the 2018 performance year. For further information about the DSP, see Exhibit 19.4.1.3.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT TEAM MEMBERS AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the share-based awards and rights to subscribe for ordinary shares in each company granted to, and exercised by, executive directors, executive management team members and other managers on an aggregate basis during the year to 31 December 2020 and subsequent to year end up to 19 March 2021, see "Item 18: Financial Statements-Note 33-Related Parties-Directors and other key management personnel".

PARTICIPATION BY EMPLOYEES IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the share-based awards and rights to subscribe for ordinary shares in the company granted to, and exercised by, employees on an aggregate basis during the year to 31 December 2020, see "Item 18: Financial Statements—Note 11—Share—based payments".

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Overview

Description of AngloGold Ashanti’s share capital

AngloGold Ashanti’s share capital consists of four classes of stock:

•Ordinary shares, par value 25 South African cents each (the “ordinary shares”);
•A redeemable preference shares, par value 50 South African cents each (the “A preference shares”);
•B redeemable preference shares, par value 1 South African cent each (the “B preference shares”); and
•C redeemable preference shares of no par value (the “C preference shares”).

The authorised and issued share capital of AngloGold at 31 December 2020 is set out below:

Title of class	Authorised	Issued
Ordinary shares	600,000,000	416,890,087
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896
C preference shares	30,000,000	0

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

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2020		2019		2018
At 1 January	415,301,215	103,825,307	412,769,980	103,192,498	410,054,615	102,513,654
Issued during the year:
Exercise of options by participants in the AngloGold Share Incentive Scheme	1,588,872	397,218	2,531,235	632,809	2,715,365	678,844
31 December 2020	416,890,087	104,222,525	415,301,215	103,825,307	412,769,980	103,192,498

During the period 1 January 2021 to and including 19 March 2021, 351,674 ordinary shares were issued at an average issue price of R231.06 per share, resulting in 417,241,761 ordinary shares being in issue at 19 March 2021.

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

7A.    MAJOR SHAREHOLDERS

According to information available to the directors, the following are the only shareholders or their associates holding, directly or indirectly, in excess of five percent of the ordinary issued share capital of the company:

Ordinary shares held at	31 December 2020		31 December 2019		31 December 2018
Shareholder*	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights
Public Investment Corp. of South Africa	39,846,637	9.56	30,439,075	7.33	25,395,823	6.15
BlackRock Inc.	27,956,084	6.71	41,236,154	9.93	32,926,713	7.98
Van Eck Global	26,488,311	6.35	27,375,511	6.59	52,402,004	12.70

* Shares may not necessarily reflect the beneficial shareholder.

At 31 December 2020, a total of 145,927,871 shares (or 35 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2020, the number of persons who were registered holders of ADSs was reported at 2,095. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All ordinary shareholders have the same voting rights.

As at 31 December 2020, there were 23,043 holders on record of AngloGold Ashanti ordinary shares. Of these holders 498 had registered addresses in the United States and held a total of 67,474,889 ordinary shares, 16.18 percent of the total outstanding ordinary shares. In addition, certain accounts on record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 19 March 2021, a total of 148,623,301 ADSs or 36 percent of total issued ordinary share capital were issued and outstanding and held on record by 2,072 registered holders.

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.    RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year ended 31 December:

2020
Purchases from related party
(in million)	$
Purchases of goods and services from related parties
Rand Refinery (Pty) Limited	18
Margaret Water Company (1)	2
Société d’Exploitation des Mines d’Or de Sadiola S.A. (1)	1
21

2020
Sales and services rendered to related parties
(in million)	$
Sales and services rendered to related parties
Rand Refinery (Pty) Limited	11
Mali joint ventures (1)	8
19
(1) The Sadiola and Morila joint ventures in Mali, and the Margaret Water Company in South Africa were sold during 2020.
Amounts due by joint ventures and associates arising from purchases of goods and services are unsecured and non-interest bearing.

As at 31 December 2020 the outstanding balances arising from the sale of goods and services due by associates and joint ventures is $11 million.

As at 31 December 2020 there are no outstanding balances arising from loans owed to related parties.

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

TAX MATTERS

•The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): In Brazil, MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected MSG’s appeal against the assessment. MSG is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $9 million. Any possible payment by MSG would be set off by an indemnity from Kinross Gold Corporation (Kinross) of $6 million provided for as part of the company’s acquisition of Kinross’ interest in MSG in 2012. The matter is currently pending in the State Court of Minas Gerais.

•Brazilian tax authorities v. AngloGold Ashanti Córrego do Sítio Mineração SA: AngloGold Ashanti’s subsidiaries in Brazil, including AGA Mineração (formerly AngloGold Ashanti Brasil Mineração Ltda) and MSG, are involved in various disputes with the Brazilian tax authorities. These disputes date back to 2007 and involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Various new claims, relating to VAT on diesel and consumables, for $12 million were assessed by management during the second half of 2020 and classified as possible claims, based on external legal opinions. Collectively, the total possible amount involved across all disputes is approximately $42 million.

•Colombian Tax Office (DIAN) v. AngloGold Ashanti Colombia S.A. (AGAC) and Gramalote Colombia Limited (Gramalote): In January 2013, AGAC received notice from the DIAN that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $19 million will be payable if the tax returns are amended. Penalties and interest for the additional taxes may amount to $115 million. The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March and April 2015, before the Administrative Court of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017. On 23 April 2018, the Administrative Court denied AGAC’s arguments with respect to the 2011 income tax litigation. AGAC subsequently appealed this judgement to the Supreme Court of Colombia. A final judgement could take several years. A determination by the Administrative Court with respect to the 2010 income tax litigation is still pending.

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

In February 2019, Gramalote received notice from the DIAN that it disagreed with its 2013 income and equity tax returns on the same basis as the abovementioned AGAC returns, calculating additional tax, along with penalties and interest, of $9 million which was confirmed in its official assessment issued on 24 January 2020. On 17 September 2020, Gramalote filed a lawsuit before the Administrative Court of Cundinamarca to challenge the official assessment of the DIAN disagreeing with Gramalote’s 2013 income and equity tax returns. In addition, in March 2019, Gramalote received notice from the DIAN that it disagreed with its 2014 income and equity tax returns on the same basis as its 2013 returns, calculating additional tax, along with penalties, of approximately $3 million. In October 2019, the DIAN issued the official assessment for 2014 confirming this amount. On 23 December 2019, Gramalote filed a motion for reconsideration before the DIAN.

The total amount claimed by the DIAN, related to the above tax matters, amounts to $162 million of which $143 million relates to penalties and interest.

Argentina Tax Authority (AFIP) v. Cerro Vanguardia S.A. (CVSA): On 12 July 2013, CVSA received a notification from the AFIP requesting corrections to the 2007, 2008 and 2009 income tax returns of about $1.3 million relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $6.6 million. CVSA and AFIP have corresponded on this issue over the past several years, and the Argentinian tax authorities continue to assert their position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.

•Ghanaian tax authorities v. AngloGold Ashanti (Ghana) Limited (AGAG): In Ghana, AGAG received tax assessments of $11.1 million as of 31 December 2020 in respect of the 2004-2014 tax years, following an audit by the Ghanaian tax authorities related to withholding taxes on payments to non-resident persons. AGAG raised objections with the Ghanaian tax authorities and believes that the withholding taxes were not properly assessed. On several occasions, most recently in 2017, AGAG met with the Commissioner-General of the Ghana Revenue Authority and provided its position in writing together with the relevant supporting documentation. AGAG has yet to receive a response from the Commissioner-General.

COLOMBIA

•Santa María-Montecristo and La Colosa class action lawsuits: Class action lawsuits have been filed in relation to each of AngloGold Ashanti Colombia S.A.’s (AGAC) Santa María-Montecristo and La Colosa projects. Each of the two lawsuits aims to stop exploration and mining in certain restricted areas affected by the projects due to environmental concerns.

In respect of the Santa María-Montecristo class action lawsuit, in September 2011, the Administrative Court of Tolima granted one of the plaintiffs a preliminary injunction suspending AGAC’s mining concession contracts in relation to this project. AGAC challenged this injunction. On 30 May 2019, the Administrative Court of Tolima ruled that a technical study be prepared to define the places in which mining activities could be performed in the Combeima canyon without posing any threat to the water reservoirs of Ibagué, the capital of the Tolima department. In respect of the Santa María-Montecristo class action lawsuit, in September 2011, the Administrative Court of Tolima granted one of the plaintiffs a preliminary injunction suspending AGAC’s mining concession contracts in relation to this project. AGAC has challenged this injunction, nevertheless, it remains in place during the course of the court proceedings. On 30 May 2019, the Administrative Court of Tolima ruled that a technical study be prepared to define the places in which mining activities could be performed in the Combeima canyon without posing any threat to the water reservoirs of Ibagué, the capital of the Tolima department. On 14 September 2020, the Council of State of Colombia (the highest court for administrative matters) on appeal overruled Tolima’s Administrative Court decision. The Council of State’s decision, which is final and not subject to further appeal, determined that AGAC, as concessionaire, has a right to develop the project if it can demonstrate to the mining and environmental authorities on the basis of technical studies that its mining exploration and, eventually, exploitation activities, will not impact the water resources of the Coello River basin and its tributaries.

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

Further, while the plaintiffs in the La Colosa class action have petitioned the courts to cancel the mining concession contract, the company believes that the judiciary system in Colombia does not have the authority to order such cancellation. Such power, by law, vests solely in the Colombian government which, through the relevant Colombian mining authorities, has the discretion to declare concessions void if a concession holder breaches applicable environmental laws or regulations. The Colombian government, as the authority granting the mining concession contracts, is also a defendant in this class action lawsuit together with AGAC. AGAC continues to oppose, through a variety of integrated legal and political strategies, the class action lawsuit that was filed against it. However, if the plaintiffs prevail and AGAC is unable to perform its core concession contracts as a result of the judicial decision, the company would be required to abandon the project.

•Cortolima’s injunction against AngloGold Ashanti Colombia S.A. (AGAC): In March 2013, Cortolima, a regional environmental authority in the Tolima department, issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa mine design-related activities in the municipality of Piedras, AGAC engaged in drilling and other activities that could have negative effects on the environment. The injunction did not include any allegation that AGAC’s actions actually caused any environmental damages in Piedras. AGAC’s challenge of the injunction was unsuccessful before Cortolima. In August 2013, AGAC initiated legal proceedings before the Council of State of Colombia (the highest court for administrative matters) seeking annulment of the injunction as well as restoration of its rights to continue its activities in the area. In November 2019, the Council of State ruled that the competent judicial authority to decide on this matter is the Administrative Court of Tolima and referred the case to that court. On 30 July 2020, the Twelfth Administrative Court of Tolima ruled that since the injunction is a preliminary and temporary measure imposed as part of the administrative approval process within Cortolima and not a final decision, it is not yet amenable to administrative judicial review. AGAC subsequently appealed this decision. The appeal is currently pending before the Administrative Superior

Court of Tolima. The company expects that a final resolution of this matter will include payment of a penalty by AGAC in an amount that is not expected to be material.

•Piedras and Cajamarca popular consultations: In 2013, the local council of the city of Piedras, near the La Colosa project, organised a popular consultation to ban all mining activities in Piedras (Piedras popular consultation), the result of which was validated by the Administrative Court of Tolima as part of an administrative procedure. Although the Piedras popular consultation did not have an immediate impact on the La Colosa project (due to its distant location from the project), AGAC believes the Piedras popular consultation was in violation of national law in Colombia. In 2013, AGAC filed a ‘tutela’ action (a legal action alleging a violation of AGAC’s constitutional rights) with the Council of State of Colombia (the highest court for administrative issues). In 2014, AGAC’s ‘tutela’ action was dismissed by the Council of State for lack of standing on the grounds that AGAC did not have mining tenements in Piedras. In addition, in 2015, AGAC filed a request for annulment of the administrative acts adopted by the local authorities in furtherance of the results of the Piedras popular consultation, which was rejected by the Second Administrative Court of Ibagué. AGAC’s appeal of this ruling is currently pending before the Administrative Court of Tolima which will have to decide on this matter in light of the recent ruling of the Constitutional Court on popular consultations described below.

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

•La Colosa Human Rights Litigation: In November 2014, the Personero (Ombudsman) of Ibagué, the capital of the Tolima department, filed a petition against the Colombian government before the Inter-American Commission on Human Rights (Commission), based in Washington, D.C., for alleged human rights violations protected by the American Convention on Human Rights (Convention) which has been ratified by Colombia along with many other Central and South American countries. The Commission has the power to refer a case to the Inter-American Court of Human Rights (Court) which is an autonomous judicial institution based in San José, Costa Rica whose purpose is the application and interpretation of the Convention. The petition alleges that the Colombian government denied justice to the Personero as a result of the failure of the Colombian judiciary to resolve the issues raised in two class actions filed by him before the local Colombian administrative courts within a reasonable period of time. Although AGAC is not a party to the suit, its outcome is nevertheless important to the development of the La Colosa project. The Commission currently has not accepted nor referred the case to the Court. If the case would be accepted or referred in the future, the Colombian government will have to defend itself against the lawsuit and will be bound by the findings of the Court. AGAC continues to regularly follow up with the Colombian government for updates.

•Paramo Delimitation: In November 2016, the Colombian government issued Resolution 1987 delineating certain wetlands or moorlands as environmentally important protected areas, which designation includes certain areas in and around the La Colosa project. In these areas there are limitations, or in some instances outright bans, on mining and mining-related activities. These limitations and bans could potentially adversely impact the design, operations and production of the mining project at the La Colosa project. On 12 June 2017, AGAC filed suit against the Colombian Ministry of the Environment in the Administrative Court of Cundinamarca to annul Resolution 1987 on technical and other grounds. The lawsuit was admitted on 30 April 2019. The Ministry of the Environment, as defendant in this action, is expected to file its response to the annulment claim.

•Zonte Metals: A Canadian junior mining company, Zonte Metals, filed applications for title to certain corridors, or small slivers of land, overlaying sections of the Gramalote project. The Secretary of Mines of Antioquia, the department in which the Gramalote project is located, denied the applications filed by Zonte Metals. However, Zonte Metals then filed a claim against the Colombian National Mining Agency (ANM) and the Antioquia Secretary of Mines before the Council of State of Colombia, by which it seeks to (i) revoke the resolution that denied its application and (ii) obtain the rights over the corridors requested in its application. The Council of State subsequently enjoined the Antioquia Secretary of Mines and Gramalote Colombia Limited (Gramalote) from progressing a pending application to integrate the disputed corridors with Gramalote’s tenement. The Antioquia Secretary of Mines has filed its response to the Zonte Metals claim, which includes arguments aligned with the interests and position of Gramalote. On 4 September 2017, the Council of State approved Gramalote’s request to be made an interested party to the lawsuit, but it rejected Gramalote’s request to join the Antioquia Secretary of Mines as a co-defendant on 28 August 2019. On 24 January 2019, the Council of State also re-affirmed that the Council of State is the competent judicial authority to hear the matter. The date for the first hearing is currently pending.

GHANA

•Pompora Treatment Plant Litigation: On 2 April 2013, AngloGold Ashanti (Ghana) Limited (AGAG) received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions but AGAG intends to allow some time to pass prior to applying to have the matter dismissed for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships resulting from the failure of their crops. This matter has been adjourned indefinitely. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution.

•Mining and Building Contractors Limited: On 11 October 2011, AGAG terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. In February 2014, AGAG was served with a demand issued by MBC claiming a total of $97 million. In December 2015, the proceedings were stayed in the Ghanaian High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel has been constituted and held an arbitration management meeting to address initial procedural matters on 26 July 2019. On 1 May 2020, the Ghana Arbitration Centre granted MBC’s request to stay the arbitral proceedings indefinitely to enable it and AGAG to explore possible settlement.

•Ghana Mining Licenses Litigation: In January 2019, AGAG and AngloGold Ashanti (Iduapriem) Limited (AAIL), along with other Ghanaian mining companies, were served with writs by two members of the Ghanaian Parliament seeking to invoke the jurisdiction of the Ghanaian Supreme Court (highest court in Ghana) for a declaration that the mining companies were not entitled to carry out any exploitation of minerals otherwise allowed under their relevant mining leases unless the leases had been timely ratified by the Parliament of Ghana. On 19 January 2019, the Ghanaian Attorney General filed its statement of case, agreeing with the position of the plaintiffs (that the mining leases required parliamentary ratification) and requesting that the Supreme Court order the mining companies to pay the Ghanaian government all revenue related to mining activities accrued during the time such mining leases were unratified. On 18 April 2019, AGAG and AAIL, in coordination with the other mining companies, filed their statement of case. The Supreme Court has not yet set a date for the first hearing to commence the case.

On 13 December 2019, AGAG, together with six other mining companies, were served with writs by a private individual seeking similar relief in the High Court of Ghana (instead of the Ghanaian Supreme Court). On 21 August 2020, the High Court of Ghana dismissed this claim on the grounds that the substance of the plaintiff’s claim is the exclusive preserve of the Ghanaian Supreme Court, where a civil suit seeking similar relief is currently pending.

GUINEA

•Government of Guinea (National Claim Commission) v. Société AngloGold Ashanti Goldfields de Guinée SA (SAG): A national claim recovery commission established by the government of Guinea has demanded that SAG pay $43 million in dividends and penalties that would allegedly have been owed to the government of Guinea for the accounting years 2004 - 2007. SAG opposes the claim. Even though both parties had originally decided to submit their dispute to an independent audit firm to be appointed by a common accord, the independent audit firm was never appointed. In December 2010, the national claim recovery commission was disbanded and the matter was turned over to the Inspector General of the Ministry of Finance of Guinea. This matter has been dormant since it was handed over to the Inspector General.

TANZANIA

•Geita Gold Mining Limited (GGM): In January 2007, Jackson Manyelo and other plaintiffs filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of TZS9.6 billion (approximately $6 million). On 30 April 2015, the High Court issued a judgement in favour of GGM. In 2016, plaintiffs appealed to the Court of Appeal, where the matter is pending.

•Geita Gold Mining Limited (GGM) and Samax Resources Limited (Samax) v. Government of Tanzania: On 13 July 2017, GGM and Samax filed a notice of arbitration against the government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. The notice of arbitration was submitted in accordance with Article 12 of the Agreement for the Development of a Gold Mine at Geita, Mwanza between the government of Tanzania and each of GGM and Samax (the MDA), and under the 1976 Arbitration Rules of the United Nations Commission on International Trade Law

(UNCITRAL). The Arbitral Tribunal has been duly constituted. Since January 2019, at the request of the parties, the arbitral proceedings have been stayed several times in order to afford the parties the opportunity to achieve an amicable resolution of the dispute and as a result of the impact of the COVID-19 pandemic. Recently, on 5 October 2020, the Tribunal granted another extension to stay the proceedings until 12 March 2021 on the basis that the parties were making progress with negotiations after COVID-19 restrictions were eased. The extension should be considered final unless new circumstances justify a further extension. On 15 March 2021, and due to continuing COVID-19 issues in sub-Saharan Africa, GGM and Samax requested a further extension to stay the proceedings. This request is pending with the Tribunal.

•Arbitration under the United Kingdom-Tanzania Bilateral Investment Treaty (UK-Tanzania BIT): Unrelated to the arbitration proceedings under the MDA described above, on 4 September 2017, GGM and Samax, together with Cluff Oil Limited and Cluff Mineral Exploration Limited, notified the government of Tanzania in writing that the Tanzanian government’s conduct amounted to a breach of its commitments under the UK-Tanzania BIT. This notice triggered a ‘cooling-off’ period under the UK-Tanzania BIT, pursuant to which the parties had six months to achieve an amicable resolution to their dispute. Following the expiry of the ‘cooling off’ period on 4 March 2018, GGM, Samax, Cluff Oil Limited and Cluff Mineral Exploration Limited are now entitled to submit their dispute with the government of Tanzania to ICSID arbitration in accordance with the terms of the UK-Tanzania BIT to the extent that they may deem this necessary.

BRAZIL

•Public Civil Action between Mineração Serra Grande S.A. (MSG) and the Goiás State Public Prosecutor's Office (Prosecutor): On 28 August 2019, the Prosecutor filed a public civil action against MSG in the local court of Crixás (Court) arguing that the Serra Grande tailings dam should be deactivated and decommissioned due to its size and upstream construction method. The Prosecutor requested the Court to grant an injunction ordering MSG to, inter alia, completely deactivate the tailings dam by 15 September 2021 and decommission the tailings dam, including complete removal of tailings material, by 15 September 2022. Further, the Prosecutor requested that a daily penalty of approximately $245,000 be imposed for MSG’s failure to comply with such injunction. MSG submitted its defence on 27 September 2019 and contends that it has not violated any Brazilian laws or regulations applicable to operations of the Serra Grande tailings dam. On 10 February 2020, the Court granted an injunction in respect of a number of the requests made by the Prosecutor. In line with the legal requirements of ANM Resolution No. 13/19, the injunction ordered the deactivation of the Serra Grande tailings dam by 15 September 2021, but did not include requirements to decommission the tailings dam, or to conduct complete removal of tailings material, by 15 September 2022. On 20 February 2020, MSG filed a motion for clarification in relation to certain items of the Court’s decision. On 25 May 2020, the Court clarified that its injunction should be interpreted in line with the legal requirements of ANM Resolution No. 13/19. On 4 June 2020, the Prosecutor presented further technical arguments in court, reiterating its request for an injunction ordering MSG to, inter alia, deactivate the tailings dam by September 2021 and to decommission the tailings dam, including complete removal of tailings material. On 22 June 2020, MSG filed an interlocutory appeal against the preliminary injunction granted on 10 February 2020 and a motion for further clarification. In August 2020, both MSG and the Prosecutor filed petitions informing the Court that the parties did not wish to produce oral evidence at a hearing. This matter is ongoing.

•Public Civil Action between AngloGold Ashanti Córrego do Sítio Mineração SA (AGA Mineração) and the Minas Gerais State Public Prosecutor's Office (Prosecutor): In March 2020, the Prosecutor filed a public civil action against AGA Mineração in the local court of Sabará (Court) alleging a violation of Minas Gerais Law No. 23.291/19, which was adopted in February 2019. Article 12 of this law prohibits the grant of an environmental license for construction, installation, expansion or raising of a tailings dam if the “dam break” studies identify communities that are located in the self-rescue zone. In February 2020, the state of Minas Gerais approved AGA Mineração’s permit to operate the Cuiabá tailings dam following the determination by the Minas Gerais’ Attorney’s Office that Law No. 23.291/19 does not apply to tailings dams already in operation. In its lawsuit, the Prosecutor requested the Court to grant an injunction ordering the suspension of AGA Mineração’s operational permit for the Cuiabá tailings dam on the grounds that it was issued in violation of this law. During the months of March through May 2020, all parties presented their arguments in court. In June 2020, the Court rejected the Prosecutor’s request to grant an injunction. In July 2020, the Court’s decision not to grant an injunction was upheld on appeal by the Court of Appeals of Minas Gerais. Subsequently, the Court issued an order proposing a conciliation hearing between the parties. None of the parties objected to such conciliation hearing and a date remains to be scheduled by the Court. This matter is ongoing.

DIVIDENDS

General

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti (Board), based on the company’s financial performance and compliance with applicable laws, including in respect of the solvency and liquidity test contemplated in the Companies Act. Dividends are recognised when declared by the Board. AngloGold Ashanti’s dividend policy allows the Board to declare a semi-annual dividend to be based on 20 percent of the free cash flow generated by the business for that financial year, before taking into account growth capital expenditure, subject to applicable laws required to be complied with before a dividend may be declared by the Board. The Board may exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

As a company incorporated in accordance with and bound by the laws of the Republic of South Africa with its primary listing on the Johannesburg Stock Exchange, AngloGold Ashanti is required to declare dividends in South African rands. Therefore, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities. Moreover, fluctuations in the exchange rates of the US dollar may affect the US dollar price of the ADSs on the NYSE. For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D: Exchange Controls”, “Item 10E: Taxation-South African Taxation-Taxation of dividends” and “Item 10E: Taxation-United States Taxation-Taxation of dividends”.

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

The dividends tax is generally imposed on the beneficial owner of the dividends. The dividends paid to South African shareholders may be exempt from dividend withholding tax in terms of certain domestic exemptions, or may be reduced to a lower rate under an applicable double tax treaty, if the required declarations and undertakings are provided by the beneficial owner of the dividend. In the case of dividends paid to a US holder with respect to shares, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (Treaty) would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. Different rules may apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a permanent establishment situated in South Africa, and the dividends are attributable to such permanent establishment.

8B.    SIGNIFICANT CHANGES

Refer to “Item 18: Financial Statements—Note 37—Subsequent Events”.

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

9D.    SELLING SHAREHOLDERS

Not applicable.

9E.    DILUTION

Not applicable.

9F.    EXPENSES OF THE ISSUE

Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

10A.    SHARE CAPITAL

Not applicable.

10B.    MEMORANDUM OF INCORPORATION

At the last annual general meeting held on 10 June 2020, AngloGold Ashanti received approval from shareholders to substitute clauses 9.1.1.3.2 and 9.2.1.3.2 with new clauses to enable the Company to comply with the provisions of the Companies Act, No. 71 of 2008 (as amended) (the Companies Act) and the JSE Listings Requirements in order to amend the A preference share terms and the B preference share terms. The approved (current) MoI is attached as an exhibit to this annual report.

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

The Companies Act provides that shares will no longer have a par or nominal value and hence no new shares having a nominal or par value may be authorised. However, any shares which have a nominal or par value authorised prior to 1 May 2011 (the effective date of the Companies Act) continue to have that nominal or par value and can be issued as such for so long as there are par value shares in the company’s authorised share capital. Should the company wish, it may also elect to convert its authorised par value shares to shares of no par value, subject to the relevant process and approvals contemplated in the Companies Act.

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

At every annual general meeting one-third of the directors will retire by rotation, or if their number is not a multiple of three, then the number nearest to but not less than one third. The directors to retire at every annual general meeting will be those who have been the longest in office since their last election. Directors retiring by rotation are eligible for re-election. Directors who voluntarily decide not to make themselves available for re-election may be counted towards the one-third of directors required to retire at the relevant annual general meeting.

The MoI contains no provision for directors to hold qualification shares. The MoI does not impose an age limit for the retirement of directors.

Remuneration

In accordance with the Companies Act, the MoI provides that the directors are entitled to such remuneration for their services as directors as AngloGold Ashanti’s shareholders may approve by special resolution in a general meeting or annual general meeting within the previous two years of the date of payment of such remuneration. If a director is employed in any other capacity, or holds an executive office or performs services that, in the opinion of the board, are outside the scope of the ordinary duties of a director, he or she may be paid such additional remuneration as a disinterested quorum of directors may reasonably determine.

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

As a company incorporated and registered in the Republic of South Africa with its primary listing on the Johannesburg Stock Exchange, AngloGold Ashanti is required to declare dividends in South African rands. Dividends are paid in South African rands, Australian dollars, Ghanaian cedis and British pounds. Registered holders of AngloGold Ashanti ADSs are paid dividends in US dollars by The Bank of New York Mellon as depositary, in accordance with the Deposit Agreement. See “Item 10C: Material Contracts-The Deposit Agreement”.

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

The holder of the C preference shares is entitled to the right to an annual dividend amounting to the lesser of 5 percent of the issue price of the C preference shares or an amount equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year. The annual dividend shall be a first charge on any profit available for distribution from the Moab Lease Area ranking after and following payment of any annual dividend payable to the holder of the B preference shares, but shall not be payable from any other profits of the Company.

The holder of the A preference shares is entitled to an annual dividend equivalent to the balance of the after-tax profits from income derived from mining the Moab Lease Area as determined by AngloGold Ashanti’s directors in each financial year, only once the annual dividend on the B preference shares and the C preference shares have been paid in full.

Although not stated in the MoI, but subject to the JSE Listings Requirements and the Companies Act, any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors may at the time of declaring the dividend determine and direct.

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

Increase and Reduction of Capital

The company is authorised to issue the shares specified in the MoI and all such shares are required to be issued as fully paid up in accordance with the applicable approval and/or other requirements of the Companies Act and the JSE Listings Requirements.

The directors are authorised, subject to any requirements of the JSE Listings Requirements, the Companies Act and the MoI, to increase or decrease the number of authorised shares of any class of shares, reclassify any shares that have been authorised but not issued, classify any unclassified shares that have been authorised but not issued, and determine the preferences, rights, limitations or other terms of any class of authorised shares or amend any preferences, rights, limitations or other terms as determined. However, such capital amendments require an amendment to the MoI, the Companies Act and the JSE Listings Requirements currently does not allow the MoI to be amended to give effect to such capital amendments without the approval of ordinary shareholders by special resolution.

Rights Upon Liquidation

In the event of the winding up of AngloGold Ashanti:
•The A preference shares shall confer the right, on a winding-up of the company, in priority to any payment in respect of the ordinary shares in the capital of the company then issued, but after any payment in respect of the B preference shares and the C preference shares in the capital of the company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution;
•The B preference shares shall confer the right, on a winding-up of the company in priority to any payment in respect of the ordinary shares, the A preference shares and the C preference shares then in issue, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B preference shares outstanding at that time;
•The C preference shares shall confer the right, on a winding-up of the company, ranking after and following payment of the holders of the B preference shares, but in priority to any payment in respect of the ordinary shares and the A preference shares in the capital of the company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per C preference share of the capital paid-up on the issue of the C preference shares outstanding at that time;
•The A, B and C preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the company in any other manner arising; and
•the ordinary shares confer the right to participate equally in any surplus arising from the liquidation of all other assets of AngloGold Ashanti.

Redemption Provisions

The A redeemable preference shares may be redeemed for their nominal value, plus a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and the C preference shares, and payment of the nominal value of the A preference shares, divided by 2,000,000.

The B redeemable preference shares may be redeemed for their nominal value, plus a premium of an amount equal to 175,096,390 divided by that number of B preference shares in issue, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of of the B preference shares.

The C redeemable preference shares may be redeemed for their aggregate issue price of the said C preference shares, but shall be limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area and only after redemption in full of the B preference shares.

Shareholders’ meetings

The directors may convene meetings of AngloGold Ashanti shareholders. Subject to the provisions of the Companies Act, the shareholders may requisition for the convening of a meeting.

Notice of each AngloGold Ashanti annual general meeting and general meeting of AngloGold Ashanti shareholders must be delivered at least 15 business days before that shareholders’ meeting is to begin. In accordance with the Companies Act, business days are calculated by excluding the first day, including the last day and excluding Saturdays, Sundays and any public holiday in the Republic of South Africa. In terms of the MoI, all shareholders are entitled to attend shareholders’ meetings at which they are entitled to vote.

In the case of a class meeting of the A, B or C preference shares, the sole holder of such shares shall constitute a quorum. Save as aforesaid, the quorum of a shareholders’ meeting is sufficient persons present, in person or by proxy, at the meeting to exercise, in aggregate, at least 25 percent of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting and a quorum must remain present for the continuation of that shareholders meeting, provided that at least three shareholders must be present at the meeting. Such quorum requirement also applies for the consideration of any matter to be decided at the meeting. If the meeting is not quorate within 30 minutes after the appointed time for the meeting to begin (or such longer or shorter period as the chairperson may determine), it will be postponed, without motion, vote or further notice, for 1 week and the shareholders present, in person or by proxy, at the postponed meeting will constitute a quorum. For an ordinary resolution to be approved by shareholders, it must be supported by more than 50 percent of the voting rights exercised on the resolution. For a special resolution to be approved by shareholders, it must be supported by at least 75 percent of the voting rights exercised on the resolution.

Disclosure of Interest in Shares

Under South African law, a person must notify AngloGold Ashanti within three business days after that person (i) acquires a beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to five percent, ten percent, 15 percent or any further whole multiple of five percent of the issued securities of that class or (ii) disposes of any beneficial interest in sufficient securities of a class issued by AngloGold Ashanti such that the result of the disposition the person no longer holds a beneficial interest in securities amounting to a particular multiple of five percent of issued securities of that class. When AngloGold Ashanti has received the notice referred to above it must file a copy with the Takeover Regulation Panel and report the information to holders of the relevant class of securities unless the notice concerned a disposition of less than one percent of the class of securities.

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

Description of ADSs

The Bank of New York Mellon issues AngloGold Ashanti’s American Depositary Shares, or ADSs. Please see “Item 10C: Material Contracts—Description of AngloGold Ashanti ADSs”.

10C.    MATERIAL CONTRACTS

Multi-currency Revolving Credit Facility

General

On 23 October 2018, AngloGold Ashanti Holdings plc (AGAH) and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the $1.4 billion multi-currency RCF) with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consists of (i) a US dollar based facility (base currency) and (ii) an Australian dollar based facility capped at A$500 million which will be used to fund the working capital and development costs associated with the group’s mining operations within Australia (without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter). As of 19 March 2021, the $1.4 billion multi-currency RCF was undrawn.

Guarantees

The $1.4 billion multi-currency RCF is guaranteed by AGAH and AngloGold Ashanti Australia Limited. The guarantees constitute unconditional obligations of the guarantors and rank at least pari passu with all other future unsecured obligations of the guarantors, except for obligations mandatorily preferred by law.

Security

Save as set out under the heading “—Guarantees” above, the obligations under $1.4 billion multi-currency RCF are unsecured.

Amount and repayment of borrowings

Loans under the $1.4 billion multi-currency RCF must be for a minimum of $10 million, if the currency selected is the base currency (US dollar), or a minimum of A$10 million (or for the balance of the undrawn total commitments at the time of the drawing), if the currency selected is Australian dollars. No more than 14 loans may be outstanding at any time. Each loan must be repaid on the maturity date in the same currency as the maturing loan. All loans must be repaid in full on the final maturity date. The $1.4 billion multi-currency RCF matures in October 2023.

Interest rates and fees

The annual interest rate on loans drawn under the $1.4 billion multi-currency RCF is calculated based on LIBOR, plus an initial margin of 1.45 percent per annum that varies between 0.95 percent and 2.15 percent per annum depending on the long-term debt rating of AGAH, and in relation to any Loan in Australian Dollars, BBSY, and certain mandatory costs. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. Interest on loans is payable on the last day of the loan’s interest period and, if the interest period exceeds six months, on the dates falling at six-monthly intervals after the day the loan was made.

The borrowers under the $1.4 billion multi-currency RCF are required to pay a commitment fee in the base currency equal to 35 percent of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrowers are also required to pay a utilisation fee of 0.10 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.20 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two thirds of the total commitments then in effect) or 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than two thirds of the total commitments then in effect).

Financial covenant

The $1.4 billion multi-currency RCF includes a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the revolving credit agreement) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the revolving credit agreement, for one six-month period subject to certain criteria. Refer to “Item 18: Financial Statements-Note 36-Capital Management” for the formulae used in the revolving credit agreement to test compliance with the covenants.

Change of control

If a lender so requires, the commitment of such lender under the $1.4 billion multi-currency RCF will be cancelled and the participation of such lender in all outstanding loans, together with accrued interest and all other amounts accrued, will become immediately due and payable in case any person or group of persons acting in concert becomes (directly or indirectly) the beneficial owner of more than 50 percent of the issued share capital of AngloGold Ashanti Limited.

Undertakings

The $1.4 billion multi-currency RCF contains a negative pledge covenant, including restrictions on the granting of security, a change of business of AngloGold Ashanti Limited and its subsidiaries, acquisitions or participations in joint ventures and mergers and disposals.

The $1.4 billion multi-currency RCF also contains, among other things, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental laws and other obligations requiring each of AGAH and its subsidiaries to maintain its corporate existence and qualifications to conduct its business as currently conducted in all applicable jurisdictions and to maintain insurance coverage. The covenants are subject to exceptions and materiality thresholds.

Events of default

The $1.4 billion multi-currency RCF contains events of default including failure to make payment of amounts due, breach of obligations under the loan documents, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business, failure of any of the borrowers to be a wholly-owned subsidiary of AGAH and the occurrence of a material adverse change in the business and financial condition of the borrowers and guarantors under the revolving credit agreement, or AngloGold Ashanti and its subsidiaries as a whole, or in the ability of the borrowers and guarantors to perform their payment obligations under the loan documents. The occurrence of an event of default could result in the immediate and automatic cancellation of all commitments and the acceleration of all payment obligations under the revolving credit agreement and the other loan documents.

The above description is only a summary of certain provisions of the revolving credit agreement and is qualified in its entirety by reference to the provisions of the revolving credit agreement, a copy of which is attached hereto as Exhibit 19.4.4.1 and is incorporated herein by reference.

Bridge Facility

On 28 April 2020, AngloGold Ashanti Holdings plc (AGAH), as borrower, entered into a US$1.0 billion unsecured bridge facility agreement with a syndicate of lenders, guaranteed by AngloGold Ashanti Australia Limited. The bridge facility was for a term of 364 days which could be extended for a further six months with consent of the lenders. Amounts outstanding under the bridge facility bore interest at LIBOR plus a margin that increased over time. The bridge facility contained certain restrictive and affirmative covenants, events of default as well as a financial maintenance covenant. The lenders under the bridge facility were required to fund only if our $1.4 billion multi-currency RCF was drawn by at least $1.39 billion. The bridge facility agreement also contained a mandatory prepayment and cancellation clause. In particular, commitments under the bridge facility were automatically cancelled upon, among other matters, the incurrence of certain indebtedness (including the offering of the 2020 Notes as described below) and the consummation of certain disposals (including, for example, the disposal of our South African operations). The bridge facility, which remained undrawn, was cancelled on 1 October 2020.

The above description is only a summary of certain provisions of the bridge facility agreement and is qualified in its entirety by reference to the provisions of the cancelled bridge facility agreement.

Notes

Each of the series of notes described below were issued under the indenture, dated as of 28 April 2010, among AngloGold Ashanti Holdings plc (AGAH), as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee (the Indenture). The below descriptions are only a summary of certain provisions of those series of notes and are qualified in their entirety by reference to the provisions of the Indenture and such relevant series of notes, a copy of each is attached hereto as Exhibits 19.2.1, 19.2.2, 19.2.3 and 19.2.4 and is incorporated herein by reference.

2020 Notes

On 1 October 2020, AGAH issued $700 million 3.750 percent Notes due 2030 (the 2020 Notes). The interest on the 2020 Notes is payable semi-annually on 1 April and 1 October of each year, commencing on 1 April 2021. AGAH may on any one or more occasions redeem all or part of the 2020 Notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2020 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2020 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2020 Notes. The 2020 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH has agreed to observe certain covenants with respect to the 2020 Notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2020 Notes by three rating agencies, holders of the 2020 Notes have the right to require the issuer to repurchase all or any part of their 2020 Notes in cash for a value equal to 101 percent of the aggregate principal amount of 2020 Notes repurchased, plus accrued and unpaid interest, if any, on the 2020 Notes repurchased to the date of repurchase.

The offering of the 2020 Notes was registered under the Securities Act. The 2020 Notes were listed on the New York Stock Exchange.

2012 Notes

On 30 July 2012, AGAH issued $750 million 5.125 percent Notes due 2022 (the 2012 Notes). The interest on the 2012 Notes is payable semi-annually on 1 February and 1 August of each year, commencing on 1 February, 2013. AGAH may on any one or more occasions redeem all or part of the 2012 Notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2012 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2012 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2012 Notes. The 2012 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

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

The offering of the 2012 Notes was registered under the Securities Act. The 2012 Notes were listed on the New York Stock Exchange.

2010 Notes

On 28 April 2010, AGAH issued $700 million 5.375 percent Notes due 2020 and $300 million 6.500 percent Notes due 2040 (together, the 2010 Notes). The interest on the 2010 Notes is payable semi-annually on 15 April and 15 October of each year, commencing on 15 October 2010. AGAH may on any one or more occasions redeem all or part of the 2010 Notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2010 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2010 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 25 basis points with respect to the 2010 Notes maturing in 2020 and 30 basis points with respect to the 2010 Notes maturing in 2040, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2010 Notes. The 2010 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

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

The offering of the 2010 Notes was registered under the Securities Act. The 2010 Notes were listed on the New York Stock Exchange.

The $700 million 5.375 percent Notes due 2020 were repaid at maturity on 15 April 2020 and are no longer outstanding.

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

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the Form of American Depositary Receipt, which AngloGold Ashanti has filed with the SEC as an exhibit to AngloGold Ashanti’s registration statements on Form F-6 (Registration No. 333-133049 and No. 333-159248) on 27 May 2008 and 14 May 2009, respectively. A copy thereof is also attached hereto as Exhibit 19.2.6 and is incorporated herein by reference. See “Item 10H: Documents on Display”. Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 240 Greenwich Street, New York, New York 10286.

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

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreement expressly limits AngloGold Ashanti’s obligations and the obligations of The Bank of New York Mellon, and limits AngloGold Ashanti’s liability and the liability of The Bank of New York Mellon. AngloGold Ashanti and The Bank of New York Mellon:
•are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;
•are not liable if either of AngloGold Ashanti or The Bank of New York Mellon is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Deposit Agreement;
•are not liable if either of AngloGold Ashanti or The Bank of New York Mellon exercises discretion permitted under the Deposit Agreement;
•are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;
•have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on behalf of the holders of ADSs or on behalf of any other party;
•may rely on advice of or information from legal counsel, accountants, and any persons presenting AngloGold Ashanti’s ordinary shares for deposit, any registered holder or any other person believed by AngloGold Ashanti in good faith to be competent to give such advice or information; and

•pursuant to the Deposit Agreement agree to indemnify each other under certain circumstances.

Requirements for Depositary Action

Before The Bank of New York Mellon will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of AngloGold Ashanti ordinary shares, The Bank of New York Mellon may require:
•payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
•production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

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

Holders of ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:
•when temporary delays arise because: (1) either AngloGold Ashanti or The Bank of New York Mellon have closed AngloGold Ashanti’s transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) AngloGold Ashanti is paying a dividend on the ordinary shares;
•when ADS holders seeking to withdraw the ordinary shares are liable for unpaid fees, taxes and similar charges; or
•when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

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

The Bank of New York Mellon may pre-release ADSs only under the following conditions:
•before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York Mellon in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York Mellon, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;
•the pre-release must be fully collateralized with cash, US government securities, or other collateral that The Bank of New York Mellon considers appropriate; and
•The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York Mellon deems appropriate. The Bank of New York Mellon will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York Mellon may disregard this limit from time to time, if it thinks it is appropriate to do so.

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

South African law provides for exchange control regulations, which restrict the export of capital from South Africa. Exchange controls are administered by the Financial Surveillance Department of the South African Reserve Bank (SARB), in terms of the Exchange Control Regulations, and regulate transactions involving South African residents and non-residents, with the exception of transactions between South African residents and residents of the Common Monetary Area, which comprises the Kingdoms of Lesotho and Eswatini (formerly Swaziland) and the Republic of Namibia. The purpose of exchange controls is to mitigate the decline of foreign capital reserves in South Africa.

The Government of South Africa has, however, committed itself to relaxing exchange controls gradually and significant relaxation has occurred in recent years.

The comments below relate, in general, to exchange controls in place at the date of this annual report.

Investments in South African companies

Acquisitions of shares or assets of South African companies by non-South African purchasers are generally subject to review and approval by the SARB, particularly where the consideration is payable in a form other than cash. In this regard, the SARB will give approval where it is persuaded that the consideration payable for the acquisition of the shares or assets is an arm’s length consideration. In addition, where shares in a South African company are acquired by a non-resident, the share certificates issued to the non-resident shareholder must be endorsed “non-resident” by the SARB (or an Authorised Dealer).

Dividends

Dividends declared to foreign stockholders in public companies listed on the Johannesburg Stock Exchange (JSE) are not subject to the approval of the SARB, provided that the shares in respect of which the dividends are declared have been endorsed “non-resident” by the SARB or an Authorised Dealer at the time of acquisition. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by public listed companies.

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

10E.    Taxation

South African taxation

General
The following summary summarises the South African tax consequences of the ownership and disposition of shares by South African residents or ADSs by a US holder (as defined below) and is not intended to constitute tax advice. This summary is based upon current South African tax law and South African Revenue Service (SARS) practice, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (Treaty), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of the South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual, with a fixed base situated therein, or who is otherwise not entitled to the full benefits under the Treaty.

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

The dividends withholding tax is generally imposed on the beneficial owner of the dividends. The dividend withholding tax is subject to domestic exemptions or relief in terms of an applicable double taxation treaty. The application of such domestic exemptions or relief in terms of an applicable double taxation treaty is subject to the making of certain declarations and undertakings by the beneficial owner of the dividends to the regulated intermediary making payment of the dividend. In terms of the latest amendments to the tax provisions, the declaration and undertaking entitling the beneficial owner to a reduced dividend withholding tax rate must be renewed every five years, subject to certain exemptions.

The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti, provided that the applicable declaration and undertaking are given by the beneficial owner that the reduced rate applies. In all other cases, the maximum tax rate under the Treaty is 15 percent of the gross amount of the dividend. Even though the domestic rate is 20 percent on the net amount of the dividends, the maximum rate that is payable under the Treaty is 15 percent of the gross amount of the dividends. Different rules may apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa services from a permanent establishment situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, certain South African compliance requirements must be met in order to obtain the double tax treaty relief, amongst others the completion of a declaration and undertaking by the beneficial owners in favour of the Company and/or the relevant participant. In terms of the latest tax provisions the declaration and undertaking need to be renewed at least every five years unless the regulated intermediary is subject to the provisions of the US Foreign Account Tax Compliance legislation.

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

The concept of CTC effectively means the sum of the stated capital or share capital and share premium of a company that existed on 1 January 2011, excluding any transfers from reserves to the share premium account or stated capital account, plus proceeds from the issue of any new shares by a company, less the amount of CTC that has been returned to shareholders. Any application of CTC is limited to the holders of a class of shares. In addition, a distribution of CTC attributable to a specific class must be made proportionately to the number of shares held by a shareholder in a specific class.

For dividends tax purposes a dividend is defined as any dividend as indicated above that is paid by a company that is a resident or paid by a foreign company if the share in respect of which that foreign dividend is paid is a listed share and to the extent that the foreign dividend does not constitute a distribution of an asset in kind.

Dividends are generally exempt from the payment of income tax.

Taxation of capital gains on sale or other disposition

South African residents are taxed on their worldwide income, while non-residents are only taxed on South African sourced income (subject to the provisions of any relevant double taxation agreement).

Capital gains tax is not a separate tax to income tax; instead, a percentile of the taxpayer’s net capital gain (that is the taxable capital gain) is included in its taxable income on which it is taxed at the income tax rate.

Non-residents are only subject to the South African capital gains tax provisions in respect of the disposal of any immovable property (such as land and buildings or mining rights) or any interest or right of whatever nature to or in immovable property situated in South Africa, or any asset of a permanent establishment through which that non-resident is carrying on a trade in South Africa. In the instance of a shareholder holding shares in a South African company, the ‘interest in immovable property’ requirements are met if 80 percent or more of the market value of the shares is directly or indirectly attributable to South African immovable property held on capital account, and that shareholder (whether alone or together with any connected person in relation to that person), directly or indirectly, holds at least 20 percent of the equity shares of that South African company.

Gains realised on the sale of ordinary shares are subject to capital gains tax provided the ordinary shares have been held for a continuous period of at least three years. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word “resident” is different for individuals and corporations and is governed by the South African Income Tax Act, No. 58 of 1962 (the Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in South Africa or constitute an interest in immovable property as indicated above. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax, unless the US resident holder carries on business in South Africa through a permanent establishment situated therein.

The effective capital gains tax rate for South African residents is 36 percent for trusts, 18 percent for individuals and 22.4 percent for companies.

Securities transfer tax (STT)

No securities transfer tax, or STT, is payable in South Africa with respect to the issue of a security, but STT is payable upon transfer, redemption or cancellation thereof.

STT on transfers of securities is charged at a rate of 0.25 percent on the 'taxable amount' in respect of the 'transfer' of every security issued by a company incorporated in South Africa, or a company incorporated outside South Africa, but listed on an exchange in South Africa, subject to certain exemptions.

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

▪Taxation of dividends
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

▪Taxation of dispositions
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

▪Passive foreign investment company considerations
A foreign corporation will be classified a passive foreign investment company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended 31 December 2020 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterised as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares.

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

▪US information reporting and backup withholding
In general, dividend payments made to a US holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS and possible backup withholding. US federal backup withholding generally is imposed at a current rate of 24 percent on specified payments including dividends and gross sale proceeds to persons who fail to furnish required information. Backup withholding will not apply to a US holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

▪Information with respect to foreign financial assets
Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by foreign persons, (ii) financial instruments and contracts held for investment that have foreign issuers or counterparties and (iii) interests in foreign entities. Therefore, the shares may be treated as specified foreign financial assets. In such cases, certain US holders may be subject to this information reporting regime and be required to file IRS form 8938 listing these assets with their U.S. federal income tax returns. Failure to file information reports may subject a US holder to penalties. US holders are urged to consult their own tax advisors regarding their obligations to file information reports with respect to the shares.

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

Under the treasury and risk management policy, hedges may be put in place using approved instruments over the group’s planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to 10 years. The treasury and risk management policy sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, Executive Management team and board members.

The financial risk management activities objectives of the group are as follows:
•Safeguarding the group’s core earnings stream from its major assets through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk;
•Effective and efficient usage of credit facilities in both the short- and long-term through the adoption of reliable liquidity management planning and procedures;
•Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
•Ensuring that all contracts and agreements related to financial risk management activities are co-ordinated and consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

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

As at 31 December 2020, the group had no commitments against future production potentially settled in cash.

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

As at 31 December 2020 and 2019, the group had no open forward exchange or currency option contracts in its currency hedge position.

IFRS guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:
•Contracts that meet the criteria for hedge accounting are designated as hedging instruments, hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges. Cash flow hedge losses pertaining to capital expenditure of $1 million as at 31 December 2020 (2019: $1 million) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.
•All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date reported as gains or losses on derivatives in earnings in the period in which they occur.

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

Cash and loans advanced maturity profile

		2020				2019
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year		$—		572	0.15	21	0.58	103	1.09
	ZAR	2,611	3.30	29	2.00	166	6.56	25	5.00
	AUD	—		50	—	—		41	0.23
	BRL	—		32	1.90	—		33	5.94
	ARS	6,679	34.00	4,820	30.00	1,831	35.00	81	28.00

Borrowings maturity profile

	Within one year		Between One and two years		Between Two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$95	6.4	812	5.4	—	—	977	4.6	1,884
BRL	1	5.7	—	—	—	—	—	—	1
TZS	108,170	12.5	—	—	—	—	—	—	108,170

The table above is based on the borrowings as at 31 December 2020 including borrowing cost and accrued interest but excludes any fair value adjustments.

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Total Borrowings amount (million)
$	95	6.4	812	5.4	977	4.6	1,884
BRL	1	5.7	—	—	—	—	1
TZS	108,170	12.5	—	0	—	—	108,170

The table above is based on the borrowings as at 31 December 2020 including borrowing cost and accrued interest but excludes any fair value adjustments.

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

The combined maximum credit risk exposure at balance sheet date amounts to $1,501 million in 2020 for financial assets (2019: $644 million) and nil million for financial guarantees (2019: nil). Credit risk exposure netted by open derivative positions with counterparts was nil (2019: nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group’s financial instruments, as measured at 31 December, are as follows (assets (liabilities)):

	2020		2019
	Carrying Amount	Fair value	Carrying Amount	Fair value
(millions)	$	$	$	$
Cash and cash equivalents	1,330	1,330	456	456
Restricted cash	73	73	64	64
Deferred compensation asset	28	28	—	—
Short-term borrowings	(142)	(142)	(734)	(741)
Long-term borrowings	(1,789)	(1,989)	(1,299)	(1,394)
Listed investments - FVTPL	—	—	21	21
Listed investments - FVTOCI	186	186	82	82
Listed and unlisted investments	2	2	67	67

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents

The carrying amounts approximate fair value.

Trade and other receivables and trade and other payables

The carrying amounts approximate fair value because of the short-term duration of these instruments, except for the deferred compensation asset which is carried at fair value in level 3 of the fair value hierarchy.

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

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2020	2019
(millions)	$	$
Other commodity contracts(1)	(19)	5

(1)    Excluding the commodity contracts transferred to held for sale liabilities.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2020 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2020
	Change in exchange rate	Change in borrowings Total
		$M
Debt
TZS denominated (TZS/$)	Spot (+TZS250)	(5)

	2020
	Change in exchange rate	Change in borrowings Total
		$M
Debt
TZS denominated (TZS/$)	Spot (-TZS250)	6

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

For further information, refer to “Item 10C: Material Contracts - The Deposit Agreement”.

12D.4.    DEPOSITARY PAYMENTS FOR 2020

For the year ended 31 December 2020, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $1,057,722 (2019: $1,097,316) mainly for investor relations related expenses.

PART II
ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)    Disclosure Controls and Procedures: As of 31 December 2020, (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

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

The company’s internal control over financial reporting includes those policies and procedures that:

•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the company;
•Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and the Directors of the company; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

There have been no further changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended 31 December 2020 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

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

/s/ I Kramer
Ian Kramer
Interim Chief Financial Officer

/s/ KC Ramon
Kandimathie Christine Ramon
Interim Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of AngloGold Ashanti Limited

Opinion on Internal Control over Financial Reporting

We have audited AngloGold Ashanti Limited’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AngloGold Ashanti Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of AngloGold Ashanti Limited as of 31 December 2020, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2020, and the related notes and our report dated 26 March 2021 expressed an unqualified opinion thereon.

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
26 March 2021

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the Audit and Risk Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of King IV, which became effective 1 November 2016, and the requirements of the Companies Act, No. 71 of 2008, which became effective on 1 May 2011. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that Mr. Rhidwaan Gasant is the Audit and Risk Committee's financial expert. Individually, the remaining members of the committee have considerable knowledge and experience in associated areas such as audit, risk and corporate governance to help oversee and guide the board and the company.

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

The whistle-blowing policy provides channels for employees to report acts and practices that are in conflict with the company’s code of business principles and ethics or are unlawful, including financial malpractice or dangers to the public or the environment. Reports may be made to management or through several mediums including the intranet, internet, telephone, short messaging system (sms), fax and post. All reports not made to management are administered by a third party, Tip-Offs Anonymous, to ensure independence of the process. Reported cases are relayed to management through group compliance and group internal audit. A report is provided by group compliance and group internal audit to the Serious Concerns Committee, a management committee, on a quarterly basis as well as the Social, Ethics and Sustainability Committee and the Audit and Risk Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The whistle-blowing policy encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or other management including legal, compliance, human resources or internal audit.

The code of business principles and ethics for employees and directors and the code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers are available on the company’s website at https://www.anglogoldashanti.com/company/governance/.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended 31 December 2020, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2020 and 2019.

	2020	2019
(in millions)	$	$
Audit fees(1)	6.02	5.77
Audit-related fees(2)	1.80	1.14
Tax fees(3)	0.32	0.07
All other fees(4)	0.01	0.09
Total	8.15	7.07

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

The Audit and Risk Committee has delegated the approval authority to the chairman of the committee, Mr. Rhidwaan Gasant (1 January 2020 to 30 November 2020) and Mr. Alan Ferguson (from 1 December 2020 to date) or his designated official. The approval may take the form of a written or oral instruction, and in the case of an oral instruction this would be ratified at the next Audit and Risk Committee meeting. On a half yearly basis a summary of all approvals and work to date is tabled at the Audit and Risk Committee meeting.

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2020 were reviewed and approved according to the procedures above. None of the services provided during 2020 were approved under the de minimis exception allowed under the Exchange Act.

Audit Firm Rotation

Given the length of tenure of Ernst & Young Inc. as the company’s external auditor, the Audit and Risk Committee has decided that it would be appropriate to put the audit out for tender beginning for the fiscal year ending 31 December 2023. In this regard, the company has already started planning and discussions have been held with a number of audit firms in respect of a potential tender process. It is expected that a formal request for proposal will be issued in 2021.

ITEM 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2020.

ITEM 16F:    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G:    CORPORATE GOVERNANCE

AngloGold Ashanti’s corporate governance practices are regulated by the JSE Listings Requirements. The following is a summary of the significant ways in which South Africa’s corporate governance standards which are followed by AngloGold Ashanti differ from those followed by U.S. domestic companies under the NYSE Listing Standards. At this time, as described further below, AngloGold Ashanti complies with all of the NYSE Listing Standards as well as the JSE Listings Requirements.

The NYSE Listing Standards require that non-management directors of US-listed companies meet at regularly scheduled executive sessions without management. The JSE Listings Requirements do not require such meetings of listed company non-executive directors. AngloGold Ashanti’s non-management directors meet regularly without management.

The NYSE Listing Standards require US-listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listings Requirements do not require such a committee but AngloGold Ashanti currently has a Nominations Committee composed of six non-executive directors, all of whom are independent under the JSE Listings Requirements and NYSE Listing Standards. The Nominations Committee is chaired by the Chairman of the AngloGold Ashanti Board.

The NYSE Listing Standards also require US-listed companies to have a compensation committee composed entirely of independent directors. The JSE Listings Requirements merely require that boards have such a committee but not that its members be independent. AngloGold Ashanti has appointed a Remuneration and Human Resources Committee, currently comprised of four non-executive directors, all of whom are independent under the JSE Listings Requirements and NYSE Listing Standards. The Remuneration and Human Resources Committee is chaired by the Chairman of the AngloGold Ashanti Board.

The NYSE Listings Standards require US-listed companies to have an audit committee composed entirely of independent directors. The Companies Act requires that the Audit Committee be approved by shareholders on an annual basis at a company’s annual general meeting. Both the Companies Act and the JSE Listings Requirements require that the audit committee be composed entirely of independent directors. AngloGold Ashanti has appointed an Audit and Risk Committee, currently comprising four non-executive directors, all of whom are independent, as defined under the Companies Act, the JSE Listings Requirements and the NYSE Listing Standards.

The Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee, and AngloGold Ashanti has appointed a Social and Ethics Committee, comprising independent non-executive directors.

ITEM 16H:    MINE SAFETY DISCLOSURE

Not applicable.

PART III
ITEM 17:    FINANCIAL STATEMENTS

Not applicable.

ITEM 18:    FINANCIAL STATEMENTS

The consolidated financial statements for the year ended 31 December 2020 were authorised for issue by the Board of Directors on 26 March 2021 and were signed on its behalf by Kandimathie Christine Ramon, Interim Chief Executive Officer, Maria DC Ramos, Chairman of the Board of Directors, and Alan Ferguson, Chairman of the Audit and Risk Committee.

Report of independent registered public accounting firm

To the shareholders and the board of directors of AngloGold Ashanti Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (“the Company”) as of 31 December 2020, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards (“IFRS’) as issued by the International Accounting Standards Board.

We did not audit the financial statements of Kibali (Jersey) Limited (“Kibali”), a corporation in which the Company has a 50% interest. In the consolidated financial statements, the Company’s investment in Kibali was stated at $1,604 million, $1,506 million and $1,439 million as of 31 December 2020, 2019 and 2018, respectively, the Company’s equity in the net income of Kibali was stated at $238 million in 2020, $143 million in 2019 and, $104 million in 2018. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 26 March 2021 expressed an unqualified opinion thereon.
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

Description of the Matter	Sale of South African assets
During 2020, the Company completed its disposal of the South African assets for a total consideration less cost to sell of $220 million, as disclosed in Note 1.2 and Note 9 to the consolidated financial statements. The determination of the loss arising on disposal required judgement and estimation, particularly in determining the total estimated consideration, which comprised of $200 million cash consideration and further deferred compensation based on future gold production, which was estimated at a fair value of $28 million.
The Company used a probability weighted discounted cash flow model to measure the deferred compensation. The significant inputs and assumptions used in each scenario of the discounted cash flow model, included the production plan over the agreed upon period and the weighted average cost of capital (WACC). The determination of the fair value of the deferred compensation involved complex auditor judgment, due to the subjectivity of these significant assumptions and inputs, as well as the weighted probabilities and required the inclusion of specialists on our team.
How We Addressed the Matter in Our Audit	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of internal controls over the disposal process. For example, we tested controls over management’s review of the significant assumptions used in the deferred compensation valuation and over the accounting treatment for the transaction.
We read the executed sale agreement to obtain an understanding of the structure of the sale and the deferred compensation, including an assessment of whether all conditions precedent to the sale were met at the effective date of the transaction.
We recalculated the loss on disposal, which included the deferred compensation component made up of various judgements around the production plan per year, applicable discount rates for the agreed upon period and the relative weightings attached to each scenario.
For the discount rate, with the support of our valuation specialists, we assessed management’s WACC by comparing it to our independently calculated WACC.
For the production plan, we compared the plan to the previous production profiles developed by the Company and analysed the actual production versus that contained in the production plan underlying each scenario. We evaluated the weighted probabilities assigned to each scenario by considering the Company’s historical and year to date production and any available published information from the buyer, regarding its estimated production plan.
We evaluated the related disclosures in the consolidated financial statements.

Description of the Matter	Obuasi re-development operational readiness assessment

Construction of the two-phased Obuasi mine re-development project commenced in 2018. It is the Company’s accounting policy (as disclosed in Note 1.2) that all costs directly attributable to developing the mine are capitalised, including pre-production revenue.
As disclosed in Note 1.2 to the consolidated financial statements, at 1 October 2020, the Company determined that assets associated with Phase 1 of the Obuasi mine re-development project reached their operational readiness, as the assets were deemed capable of operating in a manner intended by management. Determining whether the criteria were sufficiently met to trigger operational readiness impacts when capitalisation of costs and pre-production revenue would cease and recognition of revenue, production costs and amortisation would begin.
Auditing the accounting treatment for the Phase 1 mine re-development assets was complex due to the significant judgment needed to determine when these assets were capable of operating in a manner intended by management, which was assessed based on the achievement of specific criteria. This involved a high degree of auditor judgment, given the subjective nature of certain of the criteria used, such as the mining area available, the quantity of material mined, and ounces produced during each month in 2020.

How We Addressed the Matter in Our Audit
Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the re-development process. For example, we tested controls over management’s review of the significant judgments to determine when the Phase 1 assets are capable of operating in a manner as intended by the Company. This included testing of controls over the accuracy and completeness of the underlying production data and capital expenditure spend.
We evaluated the completeness and judgements of the criteria and methodology used by management and we assessed management’s judgments that the set criteria were met as at 1 October 2020 by comparing the project plan to actual performance for a number of criteria; in particular the mining area available, the quantity of material mined, and ounces produced. In so doing, we also tested the completeness and accuracy of the underlying production data and capital expenditure spend used in management’s analyses, to underlying accounting and other records.
We evaluated the related disclosures in the consolidated financial statements.

Description of the Matter	Geita VAT recoverability

As disclosed in Note 22 to the consolidated financial statements, at 31 December 2020, the Company’s Geita mine has recorded $191 million of VAT receivables due from the Tanzanian Revenue Authority (TRA).
An amendment, effective 20 July 2017, to Tanzania’s mining legislation included an amendment to the VAT Act 2015 to the effect that no input tax credit can be claimed for expenses incurred in the production of raw minerals which are to be exported, resulting in Geita’s VAT input claims being disqualified since then by the TRA. In 2019, an amendment issued by the Tanzanian Ministry of Minerals, effective 22 February 2019, provided clarity on the definition of raw minerals. The Finance Amendment act became effective from 1 July 2020 which deleted the disqualification of Input VAT claims. The change is not retrospective and therefore VAT input claims and offsets from July 2017 to June 2020 remain disallowed. Further correspondence was received from the TRA in early 2021 in which the TRA state that they continue to disallow the claims between July 2017 to June 2020.
Auditing the probability weighted discounted model and the expected timing of recovery of these receivables involved significant auditor judgement, including the involvement of our tax specialists. This is because the timing of VAT offsetting depends on forecasts of Geita’s available taxable income, which includes judgments around Geita’s business plan, VAT claims to corporate tax offset, and assigned weighting and probability per scenario.
Significant auditor judgment was also required in reassessing whether the TRA will apply the definition of raw minerals to the historical claims and how the TRA will apply the legal rulings and related recovery mechanisms in relation to VAT offsetting against taxable income based on the correspondence received to date and its impact on historical conclusions.

How We Addressed the Matter in Our Audit
Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s assessment of tax law and the process to estimate the recoverability of the VAT receivable.
We read correspondence between management, the TRA and the Tanzanian Government, including correspondence related to the tax returns and assessments received during the year and in 2021 to evaluate management assumptions.
We read external legal counsel opinions obtained by management to support their interpretation of tax legislation and recoverability of the VAT. We also discussed external legal counsel’s interpretation of tax legislation with external legal counsel directly.
We involved our tax professionals with specialised skills and knowledge to assist us to evaluate the recoverability of the VAT receivable based on the above correspondence and their interpretation of legislation, including historical payments and offsets received to date for claims prior to the period of July 2017 to June 2020.
We tested the judgments around the timing of VAT offsetting by comparing the Company’s business plan to historical performance. We also evaluated the reasonableness of the annual percentage of VAT to corporate tax offset included in each scenario, by considering recent developments with the relevant authorities and the interpretations by management and their external legal counsel of the relevant tax legislation.
We evaluated the reasonableness of the provision by performing sensitivity analyses on alternative weighting and probability scenarios.
We evaluated the VAT receivable disclosure in the consolidated financial statements.

Description of the Matter	Rehabilitation and decommissioning provision

At 31 December 2020 the rehabilitation and decommissioning provision amounted to $674 million in the consolidated financial statements.
The Company incurs obligations to close, restore and rehabilitate its mine sites. Auditing the Company’s rehabilitation and decommissioning provision was complex due to the significance, as well as the high estimation uncertainty, of the provision. The determination of the provision is based on, among other things, judgements and estimates of current damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. These assumptions are inherently judgemental and subject to continued mining activity and rehabilitation, legislation and environmental changes, which cannot be predicted with certainty and thus requires specific focus each year and the use of specialists on our team. The consolidated disclosures are included in Note 1.2 and Note 27 to the consolidated financial statements.

How We Addressed the Matter in Our Audit
Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s process to estimate rehabilitation and decommissioning provisions. For example, we tested controls over the determination of key inputs such as life of mine reserves and production profile, discount rates, inflation and exchange rates, and the nature, amount and timing of future rehabilitation costs.
With the support of our valuation specialists, we assessed management’s macro-economic assumptions in their rehabilitation models by comparing them to available market information. The most significant of these macro-economic assumptions were the risk-free interest rates, expected inflation and exchange rates.
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
With the support of our environmental specialists, we inquired of operational management whether additional environmental disturbance occurred since the prior year that would require additional rehabilitation in the future and compared this information to the current mine plan. We inspected reports of the Company’s mine closure plans and assessments of the timing and determination of costs to be incurred prepared by management.
We, together with our environmental specialists, evaluated the reports prepared by management to assist in the calculation of the provision. In so doing, we also evaluated management’s professional qualifications and experience related to this estimate, and use of industry accepted methodology.

/s/ Ernst & Young Inc.

We have served as the Company’s auditor since 1944
Johannesburg, Republic of South Africa
26 March 2021

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED
Group – income statement
FOR THE YEARS ENDED December 31, 2020, 2019 and 2018

		2020	2019	2018
Figures in millions	Notes
		US Dollars
Continuing operations
Revenue from product sales	3	4,427	3,525	3,336
Cost of sales	4	(2,699)	(2,626)	(2,584)
(Loss) gain on non-hedge derivatives and other commodity contracts		(19)	5	(2)
Gross profit	2	1,709	904	750
Corporate administration, marketing and other expenses	5	(68)	(82)	(76)
Exploration and evaluation costs		(124)	(112)	(98)
Impairment, derecognition of assets and profit (loss) on disposal		(1)	(6)	(7)
Other (expenses) income	6	(57)	(83)	(79)
Operating profit		1,459	621	490
Interest income		27	14	8
Dividend received		2	—	2
Foreign exchange and other gains (losses)		—	(12)	(9)
Finance costs and unwinding of obligations	7	(177)	(172)	(168)
Share of associates and joint ventures’ profit (loss)	8	278	168	122
Profit (loss) before taxation		1,589	619	445
Taxation	12	(625)	(250)	(212)
Profit (loss) after taxation from continuing operations		964	369	233
Discontinued operations
Profit (loss) from discontinued operations	9	7	(376)	(83)
Profit (loss) for the year		971	(7)	150

Allocated as follows:
Equity shareholders
- Continuing operations		946	364	216
- Discontinued operations		7	(376)	(83)
Non-controlling interests
- Continuing operations		18	5	17
		971	(7)	150

Basic earnings (loss) per ordinary share (cents)	13	227	(3)	32
Earnings (loss) per ordinary share from continuing operations		225	87	52
Earnings (loss) per ordinary share from discontinued operations		2	(90)	(20)

Diluted earnings (loss) per ordinary share (cents)	13	227	(3)	32
Earnings (loss) per ordinary share from continuing operations		225	87	52
Earnings (loss) per ordinary share from discontinued operations		2	(90)	(20)

ANGLOGOLD ASHANTI LIMITED
Group – statement of comprehensive income
FOR THE YEARS ENDED December 31, 2020, 2019 and 2018

Figures in millions	2020	2019	2018
		Restated	Restated
	US Dollars
Profit (loss) for the year	971	(7)	150

Items that will be reclassified subsequently to profit or loss:	38	—	(50)
Exchange differences on translation of foreign operations (1)	38	—	(50)

Items that will not be reclassified subsequently to profit or loss:	86	14	(91)
Exchange differences on translation of non-foreign operations (1)	(16)	4	(100)
Net gain (loss) on equity investments	98	6	9
Actuarial gain (loss) recognised	10	2	5
Deferred taxation thereon	(6)	2	(5)

Other comprehensive income (loss) for the year, net of tax	124	14	(141)

Total comprehensive income (loss) for the year, net of tax	1,095	7	9

Allocated as follows:
Equity shareholders
- Continuing operations	1,121	378	75
- Discontinued operations	(44)	(376)	(83)
Non-controlling interests
- Continuing operations	18	5	17
	1,095	7	9
(1) Exchange differences arising on translation of foreign and non-foreign operations have been restated to reflect those that will be reclassified subsequently to profit or loss and those that will not be reclassified subsequently to profit or loss. Refer to note 1.

ANGLOGOLD ASHANTI LIMITED
Group – statement of financial position
AS AT December 31, 2020, 2019 and 2018

Figures in millions	Notes	2020	2019	2018
		US Dollars
ASSETS
Non-current assets
Tangible assets	15	2,884	2,592	3,381
Right of use assets	16	142	158
Intangible assets	17	131	123	123
Investments in associates and joint ventures	19	1,651	1,581	1,528
Other investments	20	188	76	141
Inventories	21	69	93	106
Trade, other receivables and other assets	22	235	122	102
Deferred taxation	29	7	105	—
Cash restricted for use	23	31	31	35
		5,338	4,881	5,416
Current assets
Other investments	20	—	10	6
Inventories	21	733	632	652
Trade, other receivables and other assets	22	229	250	209
Cash restricted for use	23	42	33	31
Cash and cash equivalents	24	1,330	456	329
		2,334	1,381	1,227
Assets held for sale	9	—	601	—
		2,334	1,982	1,227

Total assets		7,672	6,863	6,643
EQUITY AND LIABILITIES
Share capital and premium	25	7,214	7,199	7,171
Accumulated losses and other reserves		(3,519)	(4,559)	(4,519)
Shareholders’ equity		3,695	2,640	2,652
Non-controlling interests		45	36	42
Total equity		3,740	2,676	2,694

Non-current liabilities
Borrowings	26	1,789	1,299	1,911
Lease liabilities	16	116	126
Environmental rehabilitation and other provisions	27	731	697	827
Provision for pension and post-retirement benefits	28	83	100	100
Trade, other payables and provisions	30	8	15	3
Deferred taxation	29	246	241	315
		2,973	2,478	3,156
Current liabilities
Borrowings	26	142	734	139
Lease liabilities	16	37	45
Trade, other payables and provisions	30	627	586	594
Taxation	31	153	72	60
		959	1,437	793
Liabilities held for sale	9	—	272	—
		959	1,709	793

Total liabilities		3,932	4,187	3,949

Total equity and liabilities		7,672	6,863	6,643

ANGLOGOLD ASHANTI LIMITED
Group – statement of cash flows
FOR THE YEARS ENDED December 31, 2020, 2019 and 2018

Figures in millions	Notes	2020	2019	2018

		US Dollars
Cash flows from operating activities
Receipts from customers		4,411	3,535	3,339
Payments to suppliers and employees		(2,583)	(2,433)	(2,408)
Cash generated from operations	32	1,828	1,102	931
Dividends received from joint ventures		148	77	91
Taxation refund	31	—	7	5
Taxation paid	31	(431)	(228)	(171)
Net cash inflow (outflow) from operating activities from continuing operations		1,545	958	856
Net cash inflow (outflow) from operating activities from discontinued operations		109	89	1
Net cash inflow (outflow) from operating activities		1,654	1,047	857

Cash flows from investing activities
Capital expenditure
- project capital		(331)	(336)	(170)
- stay-in-business capital		(370)	(367)	(405)
Interest capitalised and paid		(17)	(6)	—
Acquisition of intangible assets		(1)	—	—
Dividends from other investments		9	—	2
Proceeds from disposal of tangible assets		3	3	10
Other investments acquired		(8)	(9)	(13)
Proceeds from disposal of other investments		9	3	7
Investments in associates and joint ventures		—	(5)	(8)
Proceeds from disposal of joint ventures		26	—	—
Loans advanced to associates and joint ventures		—	(3)	(5)
Loans repaid by associates and joint ventures		12	23	22
Recognition of joint operation - cash		2	—	—
Proceeds from disposal of discontinued assets and subsidiaries		200	—	—
Decrease (increase) in cash restricted for use		(9)	—	(6)
Interest received		27	14	5
Net cash inflow (outflow) from investing activities from continuing operations		(448)	(683)	(561)
Net cash inflow (outflow) from investing activities from discontinued operations		(31)	(54)	226
Cash in subsidiaries sold and transferred to held for sale		3	(6)	—
Net cash inflow (outflow) from investing activities		(476)	(743)	(335)

Cash flows from financing activities
Proceeds from borrowings		2,226	168	753
Repayment of borrowings		(2,310)	(123)	(967)
Repayment of lease liabilities		(47)	(42)
Finance costs - borrowings	26	(110)	(128)	(130)
Finance costs - leases		(8)	(9)
Other borrowing costs		(33)	—	(10)
Dividends paid		(47)	(43)	(39)
Net cash inflow (outflow) from financing activities from continuing operations		(329)	(177)	(393)
Net cash inflow (outflow) from financing activities from discontinued operations		—	—	—
Net cash inflow (outflow) from financing activities		(329)	(177)	(393)

Net increase (decrease) in cash and cash equivalents		849	127	129
Translation		25	—	(5)
Cash and cash equivalents at beginning of year		456	329	205
Cash and cash equivalents at end of year	24	1,330	456	329

ANGLOGOLD ASHANTI LIMITED
Group – statement of changes in equity
FOR THE YEARS ENDED December 31, 2020, 2019 and 2018

	Equity holders of the parent
Figures in millions	Share capital and premium	Other capital reserves(1)	Retained earnings (Accumulated losses)(2)	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve (3)	Total	Non- controlling interests	Total equity
US Dollars
Balance at 31 December 2017	7,134	124	(3,349)	33	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the year	—	—	133	—	—	—	133	17	150
Other comprehensive income (loss)	—	—	—	5	4	(150)	(141)	—	(141)
Total comprehensive income (loss)	—	—	133	5	4	(150)	(8)	17	9
Shares issued	37	—	—	—	—	—	37	—	37
Share-based payment for share awards net of exercised	—	(17)	—	—	—	—	(17)	—	(17)
Dividends paid (note 14)	—	—	(24)	—	—	—	(24)	—	(24)
Dividends of subsidiaries	—	—	—	—	—	—	—	(15)	(15)
Transfer of gain on disposal of equity investments	—	—	1	(1)	—		—	—	—
Translation	—	(11)	12	—	—	—	1	(1)	—
Balance at 31 December 2018	7,171	96	(3,227)	37	(12)	(1,413)	2,652	42	2,694
Profit (loss) for the year	—	—	(12)	—	—	—	(12)	5	(7)
Other comprehensive income (loss)	—	—	—	8	2	4	14	—	14
Total comprehensive income (loss)	—	—	(12)	8	2	4	2	5	7
Shares issued	28	—	—	—	—	—	28	—	28
Share-based payment for share awards net of exercised	—	(10)	—	—	—	—	(10)	—	(10)
Dividends paid (note 14)	—	—	(27)	—	—	—	(27)	—	(27)
Dividends of subsidiaries	—	—	—	—	—	—	—	(16)	(16)
Transactions with non-controlling interests	—	(4)	—	—	—	—	(4)	4	—
Translation	—	1	(2)	—	—	—	(1)	1	—
Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit (loss) for the year	—	—	953	—	—	—	953	18	971
Other comprehensive income (loss)	—	—	—	92	10	22	124	—	124
Total comprehensive income (loss)	—	—	953	92	10	22	1,077	18	1,095
Shares issued	15	—	—	—	—	—	15	—	15
Share-based payment for share awards net of exercised	—	(3)	—	—	—	—	(3)	—	(3)
Dividends paid (note 14)	—	—	(38)	—	—	—	(38)	—	(38)
Dividends of subsidiaries	—	—	—	—	—	—	—	(9)	(9)
Recognition of joint operation			4				4		4
Transfer on disposal and derecognition of equity investments	—	—	6	(6)	—	—	—	—	—
Translation	—	(3)	2	—	1	—	—	—	—
Balance at 31 December 2020	7,214	77	(2,341)	131	1	(1,387)	3,695	45	3,740

(1)Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $10m (2019: $10m; 2018: $10m), surplus on equity transaction of joint venture of $36m (2019: $36m; 2018: $36m), equity items for share-based payments of $33m (2019: $39m; 2018:$48m) and other reserves.

(2)Included in accumulated losses are retained earnings totalling $391m (2019: $378m; 2018: $283m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

(3) Foreign currency translation reserve includes a loss of $101m relating to the sale of the South African operations that will not re-cycle through the Income statement. Of the remaining balance, a loss of $1,295m relates to further balances that will not re-cycle through the Income statement on disposal of the non-foreign operations, and a gain of $9m relating to the foreign operations that will re-cycle through the Income statement on disposal, (refer to note 1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED 31 December, 2020, 2019 and 2018

1    ACCOUNTING POLICIES

Statement of compliance

The consolidated and Company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB), SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008.

New standards and interpretations issued

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2020. The adoption of the new standards, interpretations and amendments effective from 1 January 2020 had no material impact on the group.

AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years.

We have identified that the IAS 16 "Property, Plant and Equipment", amendment "Property, Plant and Equipment—Proceeds before Intended Use" issued by the IASB in May 2020 with an effective date of 1 January 2022, is likely to affect the financial reporting in future years.

IAS 16 amendment "Property, Plant and Equipment—Proceeds before Intended Use"

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. An entity applies the amendments retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. Management is assessing the impact the amendment will have on the group.

Interest Rate Benchmark Reform - Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The Amendments are effective for annual periods beginning on or after 1 January 2021, with early application permitted. The Amendments focus on the effects on financial statements when an entity replaces the old interest rate benchmark with an alternative benchmark rate as a consequence of the global regulatory reform of key interbank offered rates (IBORs). The group has IBOR linked borrowings and is in the process of identifying and negotiating with bank syndicates, new reference rates on the IBOR linked borrowings, including the consideration of the Secured Overnight Financing Rate which is the recommended USD LIBOR alternative. Refer to note 26 for details of IBOR linked borrowings.

Restatement of prior year disclosures

Statement of comprehensive Income

During 2020, the group completed the sale of its South African operations, including several South African subsidiaries. As a result of the sale, the Foreign Currency Translation Reserve (FCTR) balance was reassessed. It was determined that the FCTR, which had originated from non-foreign operations would not recycle through the income statement. Non-foreign operations are those entities with the same functional currency (ZAR) as the AngloGold Ashanti Limited parent company, which is different to the group presentation currency (USD). IAS 21 is silent regarding such a situation where a subsidiary is partially or fully disposed of resulting in a partial or full release of the FCTR associated with the subsidiary. The statement of comprehensive income previously disclosed all foreign currency translation differences as “Items that will be reclassified subsequently to profit or loss”. As a result of the reassessment, the FCTR has been split between “Items that will be reclassified subsequently to profit or loss” and “Items that will not be reclassified subsequently to profit or loss”. The comparatives have been restated to include the revised disclosure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The restatement has no impact on reported totals in the statement of comprehensive income of profit (loss) for the period; other comprehensive income (loss) for the period, net of tax; total comprehensive income (loss) for the period, net of tax; or on earnings per share or headline earnings per share for the period.

Figures in millions	2019			2018
US Dollars	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated

Profit (loss) for the period	(7)	—	(7)	150	—	150

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	4	(4)	—	(150)	100	(50)

Items that will not be reclassified subsequently to profit or loss:	10	4	14	9	(100)	(91)
Exchange differences on translation of non-foreign operations	—	4	4	—	(100)	(100)
Net gain on equity investments	6	—	6	9	—	9
Actuarial gain recognised	2	—	2	5	—	5
Deferred taxation thereon	2	—	2	(5)	—	(5)

Other comprehensive (loss) income for the period, net of tax	14	—	14	(141)	—	(141)
Total comprehensive income (loss) for the period, net of tax	7	—	7	9	—	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the holding company, using the same accounting policies.

Subsidiaries are all entities over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an associate, joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

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

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start date; recoverability of indirect taxes; recoverability of deferred tax assets; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities, unrecognised tax positions and deferred compensation assets.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The uncertainty of the impact of the COVID-19 pandemic on the global economy and on the group has been considered in judgements made and in the key assumptions used in management's estimates. Key assumptions include items such as commodity prices, exchange rates and changes in interest rates.

The judgements management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of tangible assets

Amortisation
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
•the grade of Ore Reserve, may vary significantly from time to time;
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

The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
•It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;
•The group can identify the component of the orebody for which access has been improved; and
•The costs relating to the stripping activity associated with that component or components can be measured reliably.

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

Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in cost of sales.

Impairment
The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published Ore Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Ore Reserve and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of tangible assets at 31 December 2020 was $2,884m (2019: $2,592m; 2018: $3,381m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2020 (including impairment of tangible assets transferred to held for sale) was nil (2019: $505m; 2018: $104m).

Production start date

The group assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:

•the level of capital expenditure compared to the construction cost estimates;
•completion of a reasonable period of testing of the constructed asset;
•adequacy of stope face;
•ability to produce metals in saleable form (within specifications); and
•ability to sustain ongoing production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.

Phase 1 of the Obuasi mine re-development project moved into the production stage on 1 October 2020 when it was determined that the Phase 1 assets were capable of operating in the manner intended by management.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement. Capitalised development costs are included as assets under construction and mine development costs in tangible assets, refer note 15.

Carrying value of goodwill

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable Ore Reserve, exploration properties and net assets is recognised as goodwill.

Goodwill is not subject to amortisation and is tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An individual operating mine is not a typical going-concern business because of the finite life of its Ore Reserve. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year, refer to note 15 for impairment assumptions.

The carrying value of goodwill in the consolidated financial statements at 31 December 2020 was $126m (2019: $116m; 2018: $116m). No impairment of goodwill was recognised in the consolidated financial statements for the years ended 31 December 2020, 2019 and 2018.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Carrying values at 31 December 2020:
•deferred tax asset: $7m (2019: $105m; 2018:nil );
•deferred tax liability: $246m (2019: $241m; 2018: $315m);
•taxation liability: $153m (2019: $72m; 2018: $60m);
•taxation asset: $14m (2019: $10m; 2018: $6m), included in trade, other receivables and other assets; and
•unrecognised value of deferred tax assets: $487m (2019: $389m; 2018: $501m).

Provision for environmental rehabilitation obligations

The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Future changes to environmental laws and regulations, technology, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations (including held for sale rehabilitation obligations) for the group at 31 December 2020 was $674m (2019: $730m; 2018: $637m).

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

The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2020 was $382m (2019: $377m; 2018: $404m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Africa and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes refer note 22.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Africa and in Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2020 was $281m (2019: $227m; 2018: $194m).

Post-retirement obligations

The determination of the group’s obligation and expense for post-retirement liabilities depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement obligations at 31 December 2020 was $83m (2019: $100m; 2018: $100m).

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

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group’s financial results and financial position in a number of ways, including the following:
•asset carrying values may be affected due to changes in estimated future cash flows;
•depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
•overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
•decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
•the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Provision for silicosis

Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:
•silicosis prevalence rates;
•estimated settlement per claimant;
•benefit take-up rates;
•disease progression rates;
•timing of cashflows; and
•discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement.

The carrying value of the silicosis provision at 31 December 2020 was $61m (2019: $65m; 2018: $63m).

Identification, classification and disposal of discontinued operations held for sale

During 2019, the decision to sell the remaining South African operations was made, judgement was applied regarding classification of the disposal group as held for sale at year end, and whether the disposal group should be classified as a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
discontinued operation. The South African asset sale was assessed as a major geographical area of operations and part of a single co-ordinated plan to dispose of a major geographical area of operations and accordingly, it was classified as a discontinued operation. The sale was announced on 12 February 2020 and closed on 30 September 2020. The fair value less costs to sell of the held for sale disposal group at date of sale is included in note 9.

As a consequence of the sale, a deferred compensation asset was recognised. The deferred compensation asset is included at fair value in level 3 of the fair value hierarchy. Management used a probability weighted discounted cash flow model to measure the deferred compensation asset. The significant inputs and assumptions used in the discounted cash flow calculation, included the production plan over the deferred compensation period and the weighted average cost of capital. Details of the valuation, including a sensitivity assessment, are included in note 35.

The carrying value of the deferred compensation asset at 31 December 2020 was $28m.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. Refer note 12 for tax uncertainties and contingencies and note 34 for litigation claims and other contingencies.

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
COVID-19 pandemic
AngloGold Ashanti recognises that all our stakeholders have a direct and material interest in the way in which we, as a business, prepare for and respond to COVID-19 at our operations, in our communities and in the regions and countries in which we operate. We are guided by our values and a pledge to protect the health of our employees and host communities, while working to ensure business continuity.

The group has worked alongside authorities and key stakeholders in each operating country to assist public health efforts and to help slow the spread of the virus. Measures have been taken to help protect the well-being of our employees and communities.

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. These initiatives have complemented government responses in each of its operating jurisdictions. Our thoughts and prayers are with the families, colleagues and loved ones of those who have been impacted by the virus.

As of the end of March 2021, second waves of the outbreak are being experienced in several of our operating jurisdictions, coinciding with the prevalence of new, more contagious variants of the virus. As with the first wave, the increase in cases is being countered by government-imposed movement restrictions, including mandatory isolation and quarantine measures. Continued diligence is being observed to strict health protocols and vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current conditions.

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

Joint ventures and associates

If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss.

Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose.

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
•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of
•that statement of financial position;
•income and expenses for each income statement presented are translated at monthly average exchange rates (unless
•this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates,
• in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
•all resulting exchange differences are recognised in other comprehensive income and presented as a separate
•component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for as other comprehensive income on consolidation. On repayment or realisation of net investments in foreign operations, the resulting FCTR is recycled to the income statement. On disposal of non-foreign operations, where the parent’s functional currency, is the same as the subsidiary’s, associate’s, joint venture’s or branch’s functional currency, no reclassification of FCTR is required.

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

When there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and the difference is recognised as an impairment.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount of the related asset, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:

•buildings up to life of mine;
•plant and machinery up to life of mine;
•equipment and motor vehicles up to five years;
•computer equipment up to three years; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•leased assets over the shorter of the period of the lease and the useful life of the leased asset.

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

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which the assets are ready for use as intended by management.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of Ore Reserve which can be recovered economically in the future from known mineral deposits.

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

Exploration and evaluation assets

All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

•Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location;
•Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Ore Reserve, after which the expenditure is capitalised as a mine development cost; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

Goodwill

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proven and Probable Ore Reserves, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill.

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Leases

The group assesses whether a contract is or contains a lease at inception of a contract. The group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets. For these leases, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group applies the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Lease payments included in the measurement of the lease liability comprise:
•fixed lease payments (including in-substance fixed payments), less any lease incentives;
•variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•the amount expected to be payable by the lessee under residual value guarantees;
•the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

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

The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
•the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used);
•a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term is determined as the non-cancellable period of a lease, together with:
•periods covered by an option to extend the lease if the group is reasonably certain to make use of that option; and / or
•periods covered by an option to terminate the lease, if the group is reasonably certain not to make use of that option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

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

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:
•metals in process are valued at the average total production cost at the relevant stage of production;
•gold doré/bullion is valued on an average total production cost method;
•ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
•by-products, which include silver and sulphuric acid, are valued using an average total production cost method;
•mine operating supplies are valued at average cost; and
•heap leach pad materials are measured on an average total production cost basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
•refined gold;
•by-products including silver and sulphuric acid; and
•doré bars.

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

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense if based on the specific facts and circumstances, the entity has determined that the interest (receivable or payable) and penalties payable to the tax authorities are an income tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Other expenses and income

Items of income and expense, not included in gross profit, that are:
•material either quantitatively or qualitatively, or both;
•non-recurring;
•not directly related to current operating or financing activities ; and
•not disclosed separately on the face of the income statement,
•are classified as Other expenses (income) on the face of the income statement

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

Financial liabilities

Financial liabilities are classified as measured at amortised cost using the effective interest rate method. Financial liabilities subsequently measured at amortized cost compromise of interest bearing borrowings and trade and other payables.

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

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Assets at amortised cost include include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments
Listed and unlisted equity investments are included in Other investments in the Statement of financial position. Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

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

Trade receivables
Trade receivables mainly comprise receivables owing from banking institutions purchasing gold bullion. Normal market settlement terms are two working days. Trade receivables are recognised on settlement date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred compensation asset
Deferred consideration is treated as a financial instrument to the extent that it constitutes a right to receive cash from a third party and measured at FVTPL. The fair value change in the deferred compensation asset is recognised in "Other gains/losses" in the income statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION

AngloGold Ashanti Limited’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments (including equity accounted joint venture investments). Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in millions	Gold income
US Dollars	2020	2019	2018
Geographical analysis of gold income by origin is as follows:
Africa(1)	2,769	2,203	1,983
Australia	989	851	780
Americas	1,211	1,000	1,021
	4,969	4,054	3,784
Equity-accounted joint ventures included above	(647)	(615)	(581)
Continuing operations	4,322	3,439	3,203
Discontinued operations - South Africa	408	554	602
	4,730	3,993	3,805

Foreign countries included in the above and considered material are:
Australia	989	851	780
Argentina		—	387
Brazil	853	679	—
Ghana	536	—	—
Tanzania	1,133	849	715
DRC	647	504	468

Geographical analysis of gold income by destination is as follows:
South Africa	943	981	946
North America	580	486	450
South America	1	—	—
Australia	989	851	780
Europe	358	329	387
United Kingdom	2,098	1,407	1,221
	4,969	4,054	3,784
Equity-accounted joint ventures included above	(647)	(615)	(581)
Continuing operations	4,322	3,439	3,203
Discontinued operations - South Africa	408	554	602
Continuing and discontinued operations	4,730	3,993	3,805

Figures in millions	By product revenue
US Dollars	2020	2019	2018

Africa(1)	4	3	4
Australia	3	3	2
Americas	99	81	128
	106	87	134
Equity-accounted joint ventures included above	(1)	(1)	(1)
Continuing operations	105	86	133
Discontinued operations - South Africa	1	1	6
	106	87	139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION (continued)

The group's revenue is mainly derived from gold income. Approximately 38% of the group's total gold produced is sold to two customers of the group: ANZ Investment Bank Ltd 18% and Standard Chartered Bank 20%. Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

Figures in millions	Gross profit (loss) (2)
US Dollars	2020	2019	2018
Africa(1)	1,201	605	380
Australia	286	221	160
Americas(1)	532	265	310
Corporate and other	(2)	1	2
	2,017	1,092	852
Equity-accounted joint ventures included above	(308)	(188)	(102)
Continuing operations	1,709	904	750
Discontinued operations - South Africa	83	79	22
	1,792	983	772

Figures in millions	Cost of sales

US Dollars	2020	2019	2018
Africa(1)	1,572	1,601	1,607
Australia	705	632	622
Americas (1)	764	822	838
Corporate and other	(2)	(1)	(3)
	3,039	3,054	3,064
Equity-accounted joint ventures included above	(340)	(428)	(480)
Continuing operations	2,699	2,626	2,584
Discontinued operations - South Africa	287	479	589
	2,986	3,105	3,173

Figures in millions	Amortisation
US Dollars	2020	2019	2018
Africa(1)	349	367	379
Australia	160	173	149
Americas(1)	163	177	192
Corporate and other	2	3	3
	674	720	723
Equity-accounted joint ventures included above	(104)	(137)	(165)
Continuing operations	570	583	558
Discontinued operations - South Africa	—	61	72
	570	644	630

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION (continued)

Figures in millions	Total assets (1)(3)(4)
US Dollars	2020	2019	2018
South Africa	—	697	1,106
Africa	3,956	3,514	3,135
Australia	1,044	972	888
Americas	1,626	1,427	1,286
Corporate and other	1,046	253	228
	7,672	6,863	6,643

Figures in millions	Non-current assets (5)
US Dollars	2020	2019	2018

Non-current assets considered material, by country are:
South Africa	59	25	1,005
Foreign entities	5,053	4,644	4,234

DRC	1,604	1,506	1,439
Ghana	915	758	550
Tanzania	425	379	369
Australia	849	817	718
Brazil	627	625	615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION (continued)

Figures in millions	Capital expenditure
US Dollars	2020	2019	2018
Africa(1)	397	410	313
Australia	143	149	156
Americas (1)	217	195	176
Continuing operations	757	754	645
Discontinued operations - South Africa	35	60	76
	792	814	721
Equity-accounted joint ventures included above	(56)	(51)	(69)
	736	763	652

(1)Includes equity-accounted joint ventures.
(2)The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation and discontinued operations, refer to the group income statement.
(3)Total assets include allocated goodwill of $118m (2019: $108m; 2018: $108m) for Australia and $8m (2019: $8m; 2018: $8m) for Americas (note 17). In 2019, the South African segment included assets held for sale of $581m and the Africa Region segment included assets held for sale of $20m.
(4)In 2020, pre-tax impairment reversals and derecognition of assets of $17m were accounted for in South Africa (2019: $556m; 2018: $98m), Africa Region of nil (2019: $2m; 2018: $5m) and the Americas of nil (2019: $1m; 2018: $1m).
(5)Non-current assets exclude financial instruments and deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3    REVENUE FROM PRODUCT SALES

	US Dollars
Figures in millions	2020	2019	2018
Revenue consists of the following principal categories:
Gold income (note 2)	4,322	3,439	3,203
By-products (note 2)	105	86	133
Revenue from product sales	4,427	3,525	3,336

4    COST OF SALES

	US Dollars
Figures in millions	2020	2019	2018
Cash operating costs	1,881	1,831	1,850
Royalties	181	137	133
Other cash costs	12	13	13
Total cash costs	2,074	1,981	1,996
Retrenchment costs	2	4	4
Rehabilitation and other non-cash costs	32	53	17
Amortisation of tangible assets (notes 32 and 36)	521	538	553
Amortisation of right of use assets (notes 16, 32 and 36)	47	42	—
Amortisation of intangible assets (notes 32 and 36)	2	3	5
Inventory change	21	5	9
	2,699	2,626	2,584

5    CORPORATE ADMINISTRATION, MARKETING AND OTHER COSTS

	US Dollars
Figures in millions	2020	2019	2018
Corporate administration expenses	59	63	60
Share scheme and related costs	9	19	16
	68	82	76

6    OTHER EXPENSE (INCOME)

	US Dollars
Figures in millions	2020	2019	2018
Care and maintenance note 36	—	47	39
Governmental fiscal claims, cost of old tailings operations and other expenses	20	21	14
Guinea public infrastructure contribution	—	8	—
Pension and medical defined benefit provisions	8	9	10
Royalty receivable impaired	4	—	—
Royalties received	(2)	(3)	(10)
Brazilian power utility legal settlement	—	(16)	—
Retrenchment and related costs	—	3	6
Legal fees and project costs	9	11	16
Refund from insurance claim	(5)	—	—
Other indirect taxes	23	3	4
	57	83	79

.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7    FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	US Dollars
Figures in millions	2020	2019	2018
Finance costs
Finance costs on bonds, corporate notes, bank loans and other	124	135	128
Amortisation of fees	23	4	7
Lease finance charges	8	10	5
Less: interest captalised	(17)	(6)	—
	138	143	140
Unwinding of obligations	39	29	28
Total finance costs and unwinding of obligations (notes 32 and 36)	177	172	168
The interest included within finance costs is calculated at effective interest rates.
8    SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT (LOSS)

	US Dollars
Figures in millions	2020	2019	2018

Revenue	677	616	582
Operating costs and other expenses	(353)	(452)	(472)
Profit on sale of joint ventures (1)	19	—	—
Net interest received (paid)	5	10	(8)
Profit (loss) before taxation	348	174	102
Taxation	(70)	(35)	(9)
Profit (loss) after taxation	278	139	93
Impairment reversal of investments in associates	—	23	15
Impairment reversal of investments in joint ventures (note 19)	—	6	14
Share of associates and joint ventures’ profit (loss) (note 32)	278	168	122
(1) The profit on sale of joint ventures includes the profit on sale of Sadiola $14m, Morila $4m and Chuscal $1m.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9     DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE

South African asset sale

On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony") – following receipt of all regulatory approvals, the transaction closed on 30 September 2020 with Harmony taking effective control of these producing assets and related liabilities on 1 October 2020. Consideration for the transaction was $200 million in cash and deferred payments subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. The deferred compensation is payable as follows:

1.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021; and
2.$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) below the datum of current infrastructure.

The transaction included the following assets and liabilities:
•The Mponeng mine and its associated assets and liabilities;
•The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
•First Uranium (Pty) Limited
•which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities;
•Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and
•Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

The transaction excluded the silicosis obligation of $61m at 31 December 2020 and the post-retirement medical obligation of $77m at 31 December 2020, relating to South African employees, which were both retained by AngloGold Ashanti. The South African producing assets and related liabilities sold to Harmony are treated as a discontinued operation. AngloGold Ashanti incurred a loss of $81m after tax on disposal of the South African portfolio.

Discontinued operations
The results of the South Africa disposal group for the year ended 31 December are presented below:

	US Dollars
Figures in millions	2020	2019	2018
Revenue from product sales	409	555	608
Cost of sales	(287)	(479)	(589)
(Loss) gain on non-hedge derivatives and other commodity contracts	(39)	3	3
Gross profit	83	79	22
Other expenses	(23)	(44)	(72)
Derecognition of assets, and (loss) profit on disposal of assets	(80)	(3)	(118)
Impairment reversal (loss) recognised on remeasurement to fair value less costs to sell	17	(549)	—
Loss before taxation	(3)	(517)	(168)
Normal and deferred taxation on operations	—	(23)	38
Deferred tax on impairment reversal (loss), derecognition and profit (loss) on disposal of assets	(1)	164	47
Deferred taxation on unrealised movement on derivatives and other commodity contracts	11	—	—
Total profit (loss) from discontinued operations	7	(376)	(83)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9     DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE (continued)
The major classes of assets and liabilities of the South African disposal group were as follows:

	US Dollars
Figures in millions	30 September 2020	31 December 2019
Tangible assets and right of use assets	359	429
Other investments	76	84
Inventories	75	37
Trade, other receivables and other assets	5	4
Deferred taxation	40	15
Cash and cash restricted for use	—	12
Assets held for sale	555	581

Lease liabilities	2	3
Environmental rehabilitation and other provisions	198	211
Trade and other payables	55	58
Liabilities held for sale	255	272
Net assets held for sale	300	309

The discontinued operations' net cash flows are reflected in the Statement of Cash Flows.

Impairment of South African assets

At 30 June 2020, an impairment reversal of $17m and taxation on impairment reversal of nil was recognised, to increase the carrying amount of the assets in the disposal group to their fair value less costs to sell.

The profit on sale of the South African assets was calculated as follows:

US Dollar million
Held for sale assets derecognised	555
Held for sale liabilities derecognised	(255)
Net carrying value derecognised	300

Less:
Cash consideration	(200)
Costs to sell, exchange impact and sale of houses	8
Deferred compensation asset	(28)
Loss on sale of assets before taxation	80
Deferred taxation on sale of assets	1
Loss on sale of assets after taxation	81

Sale interest in the Sadiola Mine
On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation (''IAMGOLD''), had agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. (''SEMOS'') to Allied Gold Corp (Allied Gold). SEMOS' principal asset is the Sadiola Mine located in the Kayes region of Western Mali. The investment in Sadiola of $20m as at 31 December 2019 was included in assets held for sale.

On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD, completed the sale of their entire interests in SEMOS to Allied Gold (the “Transaction”).

Prior to the completion of the Transaction, a dividend of $20m was declared and paid by SEMOS pro rata to its shareholders. AngloGold Ashanti received a cash dividend of $8.2m.

Upon completion, AngloGold Ashanti received $25m from Allied Gold Corp and the Republic of Mali. Subsequently, AngloGold Ashanti received an agreed additional consideration of $1.8m.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9     DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE (continued)

In terms of the Transaction, AngloGold Ashanti and IAMGOLD remain entitled to the following deferred consideration:

•$25m ($12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (SSP);
•$25m ($12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of a further 250,000 ounces from the SSP; and
•$2.5m ($1.25m each to AngloGold Ashanti and IAMGOLD) in the event a favourable settlement is achieved by SEMOS in the litigation pending before the Malian courts.

The profit from the disposal of AngloGold Ashanti’s entire interest in SEMOS is $14m (including the dividend received). Prior to the completion of the Transaction and the dividend declaration, AngloGold Ashanti’s net carrying value for SEMOS, on an attributable basis, was $20m and was included in the Africa Region segment.

10    EMPLOYEE BENEFITS

	US Dollars
Figures in millions	2020	2019	2018
		Restated
Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits (1)	644	697	797
- current medical expenses	23	29	39
- defined benefit post-retirement medical expenses	7	8	9
- defined contribution	25	29	37
Retrenchment costs	2	7	30
Share-based payment expense (note 11)	16	42	35
Included in cost of sales, other expenses (income) and corporate administration, marketing and other expenses of continuing and discontinued operations	717	812	947
(1) The employee benefit details for 2019 were restated
During 2020, the group identified that the 2019 employee benefits note had erroneously excluded part of the employee benefit totals for one of its subsidiaries from the employee benefits note disclosures. As a consequence of the error, the note disclosure detailing employee benefits for the year ended 31 December 2019 was understated. The employee benefits note provides details of the types of employee costs allocated to various cost line items in the income statement. The costs allocated to various categories of the income statement were correct, however, the summary note was incorrect. The error has been corrected by restating the employee benefits note disclosures for 2019.
The "Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits" in the table above, and the totals, were restated as follows:

US dollar millions	As previously reported	Adjustment	As restated
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	680	17	697
Included in cost of sales, other expenses (income) and corporate administration, marketing and other expenses of continuing and discontinued operations	795	17	812
The restatement has no impact on reported totals, headline earnings per share or on amounts presented in the Statement of financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    SHARE-BASED PAYMENTS

	US Dollars
Figures in millions	2020	2019	2018
Equity-settled share incentive schemes
Bonus Share Plan (BSP)	1	6	20
Deferred Share Plan (DSP)	14	13	—
Other	1	2	2
	16	21	22
Cash-settled share incentive scheme
Cash-settled Long Term Incentive Plan (CSLTIP)	—	21	13
Total share-based payment expense (note 10)	16	42	35

Equity-settled incentive schemes

Equity schemes include the Bonus Share Plan (BSP), Deferred Share Plan (DSP); Long term incentive Plan (LTIP) and Co-investment Plan (CIP). The DSP replaced all previous AngloGold Ashanti incentive schemes. The last allocations granted in the BSP, LTIP and CIP schemes vested during 2020; there are no further allocations and vesting as the schemes have been closed.

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2020	2019	2018
Calculated fair value			R	119.14
Vesting date 50%			22 Feb 2019
Vesting date 50%			22 Feb 2020
Expiry date			22 Feb 2028

	Number of shares
	2020	2019	2018
Awards outstanding at beginning of year	2,141,415	4,557,919	4,479,679
Awards granted during the year	—	—	2,492,584
Awards lapsed during the year	—	(109,065)	(359,343)
Awards exercised during the year	(1,135,438)	(2,307,439)	(2,055,001)
Awards outstanding at end of year	1,005,977	2,141,415	4,557,919
Awards exercisable at end of year	1,005,977	1,207,936	1,588,512

Cash awards granted under the bonus share plan, none were outstanding at year end 31 December 2020 (2019: 12,295; 2018: 33,046) and an amount of 12,295 cash awards vested and are deemed settled for the year ended 31 December 2020 (2019: 20,751, 2018: 15,209).
Deferred Share Plan (DSP)
The Deferred Share Plan (DSP) was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards will be allocated to certain employees from 2019 onwards, vesting equally over a period of 2, 3 and 5 years depending on the level of seniority of the participant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    SHARE-BASED PAYMENTS (continued)

Equity-settled incentive schemes (continued)

Award date (unvested awards and awards vested during the year)	2020		2019		2018
Calculated fair value	R	325.97	R	204.42

DSP 2 year
Vesting date 50%	25 Feb 2021		21 Feb 2020
Vesting date 50%	25 Feb 2022		21 Feb 2021

DSP 3 year
Vesting date 33%	25 Feb 2021		21 Feb 2020
Vesting date 33%	25 Feb 2022		21 Feb 2021
Vesting date 34%	25 Feb 2023		21 Feb 2022

DSP 5 year
Vesting date 20%	25 Feb 2021		21 Feb 2020
Vesting date 20%	25 Feb 2022		21 Feb 2021
Vesting date 20%	25 Feb 2023		21 Feb 2022
Vesting date 20%	25 Feb 2024		21 Feb 2023
Vesting date 20%	25 Feb 2025		21 Feb 2024

Expiry date	25 Feb 2030		21 Feb 2029

	Number of shares
	2020	2019	2018
Awards outstanding at beginning of year	1,599,360
Awards granted during the year	1,176,532	1,669,191
Awards lapsed during the year	(155,575)	(55,208)
Awards exercised during the year	(330,555)	(14,623)
Awards outstanding at end of year	2,289,762	1,599,360
Awards exercisable at end of year	183,439	—

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2015
Calculated fair value	R	129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

	Number of shares
	2020	2019	2018
Awards outstanding at beginning of year	229,639	447,842	2,466,357
Awards lapsed during the year	—	—	(1,186,330)
Awards exercised during the year	(118,077)	(218,203)	(832,185)
Awards outstanding at end of year	111,562	229,639	447,842
Awards exercisable at end of year	111,562	229,639	447,842

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    SHARE-BASED PAYMENTS (continued)

Equity-settled incentive schemes (continued)

Co-Investment Plan (CIP)

	Number of shares
	2020	2019	2018
Awards outstanding at beginning of year	23,927	112,578	95,378
Awards granted during the year	—	—	80,809
Awards lapsed during the year	—	(16,500)	(11,633)
Awards matched during the year	(23,927)	(72,151)	(51,976)
Awards outstanding at end of year	—	23,927	112,578
Cash-Settled Long Term Incentive Plan (CSLTIP)

There were no changes to rules or practices within the CSLTIP scheme, and no awards during 2018, 2019 and 2020.

Award date (unvested awards and awards vested during the year)
	2017	2016
Vesting date	1 March 2020	1 March 2019

	Number of units
	2020	2019	2018
Share units outstanding at beginning of year	1,480,562	3,815,761	4,469,618
Share units granted during the year	—	—	—
Share units lapsed during the year	(82,063)	(1,305,761)	(611,265)
Share units exercised during the year	(1,398,499)	(1,029,438)	(42,592)
Share units outstanding at end of year	—	1,480,562	3,815,761

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12    TAXATION

Figures in millions	US Dollars
	2020	2019	2018
South African taxation
Normal taxation	1	—	—
Prior year over provision	—	—	(2)
Deferred taxation
Other temporary differences (1)	74	(18)	(27)
Change in estimated deferred tax rate	—	(14)	7
	75	(32)	(22)
Foreign taxation
Normal taxation	553	299	243
Prior year under (over) provision	8	(1)	1
Deferred taxation
Temporary differences	9	(28)	(6)
Prior year (over) under provision	(6)	1	4
Change in estimate	(14)	9	(7)
Change in statutory tax rate	—	2	(1)
	550	282	234
	625	250	212

(1) Included in other temporary differences in South African taxation are deferred tax assets of $78m, which were derecognised during the fourth quarter of 2020; $9m thereof as part of the disposal of the South African assets and the remaining $69m on consideration of future recoverability.

Reconciliation to South African statutory rate

Figures in millions	US Dollars
Reconciliation to South African statutory rate	2020	2019	2018

Implied tax charge at 28%	445	173	125
Increase (decrease) due to:
Expenses not tax deductible(1)	29	28	28
Share of associates and joint ventures' profit	(78)	(47)	(34)
Tax rate differentials(2) and withholding taxes	96	39	25
Exchange variations, translation and accounting adjustments	28	11	24
Current year tax losses not recognised (recognised) in deferred tax assets:
Obuasi mine	(6)	14	13
AngloGold Ashanti Holdings plc(3)	31	29	36
North America	4	6	6
Siguiri	(8)	—	—
Other	3	(2)	(1)
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	(14)	(5)	—
Tax effect of retained SA items	16	3	(10)
Tax allowances	(1)	(1)	(2)
Derecognition of deferred tax assets	78	—	—
Impact of statutory tax rate change	—	2	(1)
Adjustment in respect of prior years	2	—	3
Income tax expense	625	250	212
(1) Includes corporate, exploration and non-tax deductible rehabilitation costs and British Virgin Isle group losses.
(2) Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana and Guinea.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12    TAXATION (continued)

Figures in millions	US Dollars
	2020	2019	2018
Analysis of unrecognised deferred tax assets
Tax losses available to be utilised against future profits
- utilisation required within one year	62	—	48
- utilisation required between one and two years	54	85	187
- utilisation required between two and five years	352	356	300
- utilisation required between five and twenty years	1,002	973	1,229
- utilisation in excess of twenty years	421	73	26
	1,891	1,487	1,790
At the statutory tax rates the unrecognised value of deferred tax assets are: $487m (2019: $389m; 2018: $501m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana, Colombia and SA Corporate.

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $8m (2019: $10m; 2018: $14m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the Companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on the engagement with the Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $20m (2019: $25m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $86m(1) (2019: $88m; 2018: $144m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months as at 31 December 2020. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $76m (2019: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision is made.

(1) Includes reduction of overall exposure by $76m (2019:$76m) as described above.

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit for the 2018 year of assessment claiming a tax liability of $15m. The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12    TAXATION (continued)

Guinea - Siguiri
The Guinea Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2010, and 2014 to 2016 totalling $8m (attributable) (2019: $12m (attributable);2018: $8m (attributable)). An amount of $4m relating to the years 2014 to 2016 was paid in settlement of $10m of tax claims during the second half of 2020.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2019 amounting to $254m (2019: $164m; 2018: $163m) including additional tax assessments of $94m received in 2020. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid various amounts under protest. Management has objected and appealed through various levels of the legislative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19
As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA). Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13    EARNINGS (LOSS) PER ORDINARY SHARE

	2020	2019	2018
	US cents per share
Basic earnings (loss) per ordinary share	227	(3)	32
- Continuing operations	225	87	52
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $946m (2019: $364m; 2018: $216m) and 419,033,516 (2019: 418,349,777; 2018: 417,122,155) shares being the weighted average number of ordinary shares in issue during the financial year.

- Discontinued operations	2	(90)	(20)
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $7m (2019: $(376)m; 2018: $(83)m) and 419,033,516 (2019: 418,349,777; 2018: 417,122,155) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	227	(3)	32
- Continuing operations	225	87	52
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $946m (2019: $364m; 2018: $216m) and 419,481,450 (2019: 418,349,777; 2018: 417,379,405) shares being the diluted number of ordinary shares.

- Discontinued operations	2	(90)	(20)
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $7m (2019: $(376)m; 2018: $(83)m) and 419,481,450 (2019: 418,349,777; 2018: 417,379,405) shares being the weighted average number of ordinary shares in issue during the financial year.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2020	2019	2018
Ordinary shares	416,399,307	414,407,622	411,412,947
Fully vested options and currently exercisable(1)	2,634,209	3,942,155	5,709,208
Weighted average number of shares	419,033,516	418,349,777	417,122,155
Dilutive potential of share options(2)	447,934	—	257,250
Fully diluted number of ordinary shares	419,481,450	418,349,777	417,379,405
(1)Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)The number of share options that could potentially dilute basic earnings in the future were not included as the effect was anti-dilutive were nil (2019: 517,186; 2018:nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13    EARNINGS (LOSS) PER ORDINARY SHARE (continued)

	US Dollars
Figures in millions	2020	2019	2018
Headline earnings (loss)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders from continuing and discontinued operations	953	(12)	133
Net impairment (impairment reversal) on held for sale assets	(17)	549	(2)
Taxation on net impairment (impairment reversal) on held for sale assets	—	(165)	—
Derecognition of assets	—	10	104
Taxation on derecognition of assets	—	—	(26)
Loss on disposal of discontinued operations	80	—	24
Taxation on loss on disposal of discontinued operations	1	—	(20)
Profit on sale of joint ventures (1)	(19)	—	—
Net loss (profit) on disposal of assets	2	(3)	8
Taxation on net (profit) loss on disposal of assets	—	—	(1)
	1,000	379	220
(1) Tax effect has not been disclosed as the tax is less than $1m.

	US Cents
Basic headline earnings (loss) per share
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $1,000m (2019: $379m; 2018: $220m) and 419,033,516 (2019: 418,349,777; 2018: 417,122,155) shares being the weighted average number of ordinary shares in issue during the year.	238	91	53
Diluted headline earnings (loss) per share
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $1,000m (2019: $379m; 2018: $220m) and 419,481,450 (2019: 418,349,777; 2018: 417,379,405) shares being the weighted average number of ordinary shares in issue during the year.	238	91	53

14    DIVIDENDS

	US Dollars
Figures in million	2020	2019	2018
Ordinary shares
Dividend number 119 of 70 SA cents per share was declared on 20 February 2018 and paid on 6 April 2018 (6 US cents per share).			24
Dividend number 120 of 95 SA cents per share was declared on 19 February 2019 and paid on 8 April 2019 (7 US cents per share).		27
Dividend number 121 of 165 SA cents per share was declared on 21 February 2020 and paid on 27 March 2019 (9 US cents per share)	38
	38	27	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15    TANGIBLE ASSETS

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total
US Dollars

Cost
Balance at 1 January 2018	5,562	4,382	892	5	490	83	11,414
Additions
- project capital	2	—	—	—	175	—	177
- stay-in-business capital	294	20	3	—	149	1	467
Disposals	(5)	(30)	—	(1)	—	(3)	(39)
Transfers and other movements(1)	60	(41)	—	—	(270)	1	(250)
Translation	(239)	(119)	(7)	—	(32)	(5)	(402)
Balance at 31 December 2018	5,674	4,212	888	4	512	77	11,367

Accumulated amortisation and impairments
Balance at 1 January 2018	3,979	2,796	853	3	26	15	7,672
Amortisation for the year	397	233	2	1	—	1	634
Impairment and derecognition of assets (5)	—	104	—	—	—	—	104
Disposals	(5)	(27)	—	(1)	—	(2)	(35)
Transfers and other movements(1)	(52)	(153)	—	—	—	—	(205)
Translation	(135)	(42)	(6)	—	1	(2)	(184)
Balance at 31 December 2018	4,184	2,911	849	3	27	12	7,986
Net book value at 31 December 2018	1,490	1,301	39	1	485	65	3,381

Cost
Balance at 1 January 2019	5,674	4,212	888	4	512	77	11,367
Additions
- project capital	43	—	—	1	281	14	339
- stay-in-business capital	208	25	1	2	188	—	424
Disposals	(1)	(16)	—	—	—	—	(17)
Transfers and other movements(1)	(259)	219	1	—	(489)	(16)	(544)
Transfer to non-current assets and liabilities held for sale	(660)	(663)	(9)	—	(90)	(9)	(1,431)
Finance costs capitalised	—	—	—	—	6	—	6
Translation	(4)	(1)	—	—	(3)	—	(8)
Balance at 31 December 2019	5,001	3,776	881	7	405	66	10,136

Accumulated amortisation and impairments
Balance at 1 January 2019	4,184	2,911	849	3	27	12	7,986
Amortisation for the year	392	215	1	1	—	—	609
Impairment and derecognition of assets(5)	243	172	—	—	90	—	505
Disposals	(1)	(15)	—	—	—	—	(16)
Transfers and other movements(1)	(455)	(53)	1	—	(3)	(12)	(522)
Transfer to non-current assets and liabilities held for sale	(488)	(422)	(5)	—	(88)	—	(1,003)
Translation	(9)	(5)	—	—	(1)	—	(15)
Balance at 31 December 2019	3,866	2,803	846	4	25	—	7,544
Net book value at 31 December 2019	1,135	973	35	3	380	66	2,592

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    TANGIBLE ASSETS (continued)

Figures in millions	Mine development costs	Mine infra- structure(2)	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)(4)	Total

Cost
Balance at 1 January 2020	5,001	3,776	881	7	405	66	10,136
Additions
- project capital	64	—	—	1	246	20	331
- stay-in-business capital	180	8	1	—	179	2	370
Finance costs capitalised (5)	—	—	—	—	17	—	17
Disposals	(1)	(26)	—	—	—	—	(27)
Transfers and other movements(1)	(1,076)	186	(699)	2	(320)	24	(1,883)
Translation	157	9	5	(1)	6	—	176
Balance at 31 December 2020	4,325	3,953	188	9	533	112	9,120

Accumulated amortisation and impairments
Balance at 1 January 2020	3,866	2,803	846	4	25	—	7,544
Amortisation for the year	345	179	5	1	—	—	530
Disposals	(1)	(25)	—	—	—	—	(26)
Transfers and other movements(1)	(1,208)	(33)	(699)	—	—	—	(1,940)
Translation	117	6	4	—	1	—	128
Balance at 31 December 2020	3,119	2,930	156	5	26	—	6,236
Net book value at 31 December 2020	1,206	1,023	32	4	507	112	2,884
(1)Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets, asset reclassifications, derecognition of assets and initial recognition of joint operation share of property, plant and equipment.
(2)Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of nil (2019: nil; 2018: $45m).
(3)Included in the amounts for land and buildings are assets held under finance leases with a net book value of nil (2019: nil; 2018: $3m).
(4)Assets of $7m (2019: $9m; 2018: $10m) have been pledged as security.
(5)The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 4.52% (2019: 5.6%; 2018: nil)
(6)Impairment and derecognition of assets is assessed as follows:

Impairment calculation assumptions as at 31 December 2020 - goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:
•the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,450/oz (2019: $1,300/oz; 2018: $1,239/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
•proved and probable Ore Reserve;
•value beyond proved and probable Ore Reserve (including exploration potential) determined using the gold price assumption referred to above;
•In determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2019. At 31 December 2020, the derived group WACC was 9.1% (real post-tax) which is 100 basis points higher than in 2019 of 8.1%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;
•foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•cash flows used in impairment calculations are based on life of mine plans which range from 6 years to 26 years; and
•variable operating cash flows are increased at local Consumer Price Index rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    TANGIBLE ASSETS (continued)

Impairments and derecognitions of tangible assets

For the year ended 31 December, impairments and derecognitions of tangible assets were recognised for the following cash generating units (CGU's):

Figures in millions - US Dollars	2019 (1)	2018
First Uranium - Mine Waste Solutions	89	93
Surface Operations	18	1
Mponeng	384	4
Covalent	11	—
Obuasi	—	5
Siguiri	2	—
AGA Mineração	1	—
Other	—	1
	505	104
No impairments were recognised in 2020.

(1) Includes impairment of the South African asset disposal group, measured at fair value less costs to sell and disclosed in Discontinued operations. Refer to note 9.

Impairment of cash generating units

The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

Cash generating units with marginal headroom

Based on an analysis carried out by the group in 2020, the carrying value and value in use of the most sensitive CGU are:

Figures in millions - US Dollars	Carrying value	Value in use
Kibali (1)(2)	1,482	1,614

(1) It is estimated that a decrease of the long-term real gold price of $1,450/oz by 4.4%, would cause the recoverable amount of Kibali to equal its carrying amount using a real post-tax weighted average cost of capital (WACC) discount rate of 12.5% (2019: 9.7%). The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.

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
RIGHT OF USE ASSETS

US dollar millions	Mine Infra- structure	Land and buildings	Total

Cost
Impact of adopting IFRS 16 - 1 January 2019	119	9	128
Additions
- stay-in-business capital	32	—	32
Transfers and other movements(1)	58	15	73
Transfer to assets and liabilities held for sale	—	(1)	(1)
Translation	—	1	1
Balance at 31 December 2019	209	24	233

Accumulated amortisation and impairments
Balance at 1 January 2019	—	—	—
Amortisation for the year	40	2	42
Transfers and other movements(1)	21	12	33
Balance at 31 December 2019	61	14	75
Net book value at 31 December 2019	148	10	158

Cost
Balance at 1 January 2020	209	24	233
Additions
- stay-in-business capital	23	—	23
Derecognition and other movements	(13)	1	(12)
Translation	14	(1)	13
Balance at 31 December 2020	233	24	257

Accumulated amortisation and impairments
Balance at 1 January 2020	61	14	75
Amortisation for the year	45	2	47
Derecognition of assets	(11)	—	(11)
Translation	5	(1)	4
Balance at 31 December 2020	100	15	115
Net book value at 31 December 2020	133	9	142

(1) Relates to contracts previously classified as leases under IAS 17, which the group has reassessed upon initial transition as leases under IFRS 16 as of 1 January 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.    RIGHT OF USE ASSETS AND LEASE LIABILITIES (continued)

LEASE EXPENSES

US dollar millions	2020	2019
Amounts recognised in the income statement
Amortisation expense on right of use assets (note 4)	47	42
Interest expense on lease liabilities (note 7)	8	10
Expenses on short term leases	107	83
Expenses on variable lease payments not included in the lease liabilities(1)	234	220
Expenses on leases of low value assets(1)	24	2

(1) Includes expenses at Obuasi that have been capitalised as part of the re-development project.

These expenses are allocated to cost of sales and corporate administration, marketing and other costs.

Total cash outflow for leases during the period amounted to $55m (2019: $51m), consisting of repayments of liabilities of $47m (2019: $42m) and finance costs paid of $8m (2019: $9m).

LEASE LIABILITIES

US Dollar million	2020	2019
Reconciliation of lease liabilities
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:

Opening balance	171	—
Lease liabilities recognised	23	160
Repayment of lease liabilities	(47)	(42)
Finance costs paid on lease liabilities	(8)	(9)
Interest charged to the income statement	8	10
Reclassification of finance leases from borrowings	—	60
Change in estimate	(1)	(5)
Translation	7	(3)
Closing balance	153	171
Lease finance costs paid included in the statement of cash flows	8	9

US Dollar million	2020	2019
Maturity analysis of lease liabilities
Undiscounted cash flows
Less than and including 1 year	43	52
Between 1 and 5 years	83	89
Five years and more	36	57
Total	162	198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.    RIGHT OF USE ASSETS AND LEASE LIABILITIES (continued)

US Dollar million	2020	2019
Lease liabilities
Non-current	116	126
Current	37	45
Total	153	171

The group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the group’s treasury function.
All lease contracts contain market review clauses in the event that the group exercises its option to renew.

Certain of the group’s contracts have a payment structure that is variable in nature and hence do not qualify for IFRS 16 lease accounting. These contracts consist of mostly mining and drilling contracts. The variable nature of these contracts is to allow equal sharing of pain and gain between the group and its contractors. The cash flows are not disclosed as their variability does not permit reliable forecasts. Short-term, low value and variable contracts continue to be recognised within cost of sales and corporate administration, marketing and other costs.

The weighted average incremental borrowing rate at the end of 31 December 2020 is 5.38% (2019: 4.72%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17    INTANGIBLE ASSETS

Figures in millions	Goodwill	Other	Total
US Dollars
Cost
Balance at 1 January 2018	127	172	299
Additions	—	1	1
Disposals	—	(3)	(3)
Transfers and other movements(1)	—	4	4
Translation	(11)	(7)	(18)
Balance at 31 December 2018	116	167	283
Accumulated amortisation and impairments
Balance at 1 January 2018	—	161	161
Amortisation for the year	—	5	5
Disposals	—	(3)	(3)
Transfers and other movements(1)	—	4	4
Translation	—	(7)	(7)
Balance at 31 December 2018	—	160	160
Net book value at 31 December 2018	116	7	123
Cost
Balance at 1 January 2019	116	167	283
Transfer to assets and liabilities held for sale	—	(26)	(26)
Transfers and other movements(1)	—	3	3
Balance at 31 December 2019	116	144	260
Accumulated amortisation and impairments
Balance at 1 January 2019	—	160	160
Amortisation for the year	—	3	3
Transfer to assets and liabilities held for sale	—	(26)	(26)
Balance at 31 December 2019	—	137	137
Net book value at 31 December 2019	116	7	123
Cost
Balance at 1 January 2020	116	144	260
Additions	—	1	1
Transfers and other movements(1)	—	(49)	(49)
Translation	10	—	10
Balance at 31 December 2020	126	96	222
Accumulated amortisation and impairments
Balance at 1 January 2020	—	137	137
Amortisation for the year	—	2	2
Transfers and other movements (1)	—	(49)	(49)
Translation	—	1	1
Balance at 31 December 2020	—	91	91
Net book value at 31 December 2020	126	5	131
(1)Transfers and other movements include amounts from asset reclassifications and amounts written off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17    INTANGIBLE ASSETS (continued)
Impairment calculation assumptions for goodwill
Based on an analysis carried out by the group in 2020, the carrying value and value in use of the most sensitive CGU with goodwill is:

	2020
	US Dollars
Figures in millions	Carrying Value	Value in use
Sunrise Dam	229	538

As at 31 December 2020, the recoverable amount of Sunrise Dam exceeded its carrying amount by $309m. Sunrise Dam had $118m goodwill at that date.

It is estimated that a decrease of the long-term real gold price of $1,450/oz by 8%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore, it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

	US Dollars
Figures in millions	2020	2019	2018
- Sunrise Dam	118	108	108
- Serra Grande	8	8	8
	126	116	116
Real pre-tax discount rates applied in impairment calculations on the CGU for which the carrying amount of goodwill is significant is as follows:
- Sunrise Dam (1)	8.7%	10.8%	8.3%

Goodwill has been allocated to its respective CGUs where it is tested for impairment as part of the CGU . The group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2020 were determined on a basis consistent with the 2019 discount rates.

(1)The value in use of the CGU is $538m in 2020 (2019: $363m; 2018: $750m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
18    MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest holding			Country of incorporation and operation
	2020	2019	2018
Cerro Vanguardia S.A. (CVSA)	7.5%	7.5%	7.5%	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15%	15%	15%	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

	US Dollars
Figures in millions	2020	2019	2018
Profit (loss) allocated to material non-controlling interests
CVSA	8	5	9
Siguiri	10	—	8
Accumulated balances of material non-controlling interests
CVSA	14	13	14
Siguiri	31	23	32

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of profit or loss for 2020
Revenue	440	453
Profit (loss) for the year	84	68
Total comprehensive income (loss) for the year, net of tax	84	68
Attributable to non-controlling interests	8	10
Dividends paid to non-controlling interests	(6)	(3)

Statement of profit or loss for 2019
Revenue	390	349
Profit (loss) for the year	68	1
Total comprehensive income (loss) for the year, net of tax	68	1
Attributable to non-controlling interests	5	—
Dividends paid to non-controlling interests	(7)	(9)

Statement of profit or loss for 2018
Revenue	498	365
Profit (loss) for the year	119	56
Total comprehensive income (loss) for the year, net of tax	119	56
Attributable to non-controlling interests	9	8
Dividends paid to non-controlling interests	(7)	(8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18    MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of financial position as at 31 December 2020
Non-current assets	202	233
Current assets (1)	254	224
Non-current liabilities	(123)	(138)
Current liabilities	(150)	(117)
Total equity	183	202

Statement of financial position as at 31 December 2019
Non-current assets	177	245
Current assets	202	170
Non-current liabilities	(120)	(141)
Current liabilities	(82)	(121)
Total equity	177	153

Statement of financial position as at 31 December 2018
Non-current assets	176	257
Current assets	215	157
Non-current liabilities	(112)	(64)
Current liabilities	(78)	(137)
Total equity	201	213

Statement of cash flows for the year ended 31 December 2020
Cash inflow (outflow) from operating activities	169	63
Cash inflow (outflow) from investing activities	(16)	(30)
Cash inflow (outflow) from financing activities	(59)	(11)
Net increase (decrease) in cash and cash equivalents	94	22

Statement of cash flows for the year ended 31 December 2019
Cash inflow (outflow) from operating activities	107	46
Cash inflow (outflow) from investing activities	(30)	(22)
Cash inflow (outflow) from financing activities	(47)	(30)
Net increase (decrease) in cash and cash equivalents	30	(6)

Statement of cash flows for the year ended 31 December 2018
Cash inflow (outflow) from operating activities	179	84
Cash inflow (outflow) from investing activities	(36)	(96)
Cash inflow (outflow) from financing activities	(140)	(6)
Net increase (decrease) in cash and cash equivalents	3	(18)
(1) CVSA had a cash balance of $137m equivalent as at 31 December 2020, of which $50m is currently eligible to be declared as dividends. Application has been made to the Central Argentine Bank to approve $11m of this eligible amount to be paid offshore to AngloGold Ashanti. Approval is pending. The cash is fully available for CVSA’s operational requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	US Dollars
Figures in millions	2020	2019	2018
Carrying value
Investments in associates	47	40	36
Investments in joint ventures	1,604	1,541	1,492
	1,651	1,581	1,528

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows:

	US Dollars
Figures in millions	2020	2019	2018
Aggregate statement of profit or loss for associates (attributable)
Revenue	29	20	19
Operating (expenses) income (1)	(6)	3	(4)
Taxation	—	—	(1)
Profit (loss) for the year	23	23	14
Total comprehensive profit (loss) for the year, net of tax	23	23	14
(1) Includes share of associate profit.
Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2020	2019	2018
Kibali Goldmines S.A.(1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo
(1)AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

	US Dollars
Figures in millions	2020	2019	2018

Carrying value of joint ventures
Kibali	1,604	1,506	1,439
Immaterial joint ventures	—	35	53
	1,604	1,541	1,492
Reversal (impairment) of investments in joint ventures
Sadiola (note 8) (2)	—	6	14

	US Dollars
Figures in millions	2020	2019	2018

The cumulative unrecognised share of losses of the joint ventures:
Morila (3)	—	8	8
Yatela	1	2	3
(1) Following an amendment to the Gramalote joint venture shareholders agreement, the joint arrangement classification was reassessed. The updated facts and circumstances indicate that the joint venture changed to a joint operation during the year. As a result, the group recognises its share of revenue, expenses, assets and liabilities of the joint operation.
(2) Sold effective 30 December 2020.
(3) Sold effective 10 November 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Summarised financial information of joint ventures is as follows (not attributable):

	US Dollars
	Kibali
Figures in millions	2020	2019	2018

Statement of profit or loss
Revenue	1,443	1,123	1,098
Other operating costs and expenses	(541)	(479)	(539)
Amortisation of tangible and intangible assets	(241)	(282)	(330)
Finance costs and unwinding of obligations	(6)	(4)	(4)
Interest received	7	4	3
Taxation	(157)	(62)	(16)
Profit for the year	505	300	212
Total comprehensive income for the year, net of tax	505	300	212
Dividends received from joint venture (attributable)	140	75	89

	US Dollars
	Kibali
Figures in millions	2020	2019	2018

Statement of financial position
Non-current assets	2,459	2,522	2,659
Current assets	120	183	205
Cash and cash equivalents (1)	944	453	124
Total assets	3,523	3,158	2,988

Non-current financial liabilities	50	45	29
Other non-current liabilities	118	26	24
Current financial liabilities	15	11	11
Other current liabilities	106	66	64
Total liabilities	289	148	128

Net assets	3,234	3,010	2,860
Group’s share of net assets	1,617	1,505	1,430
Other	(13)	1	9
Carrying amount of interest in joint venture	1,604	1,506	1,439

(1) At 31 December 2020, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424m. Barrick Gold Corporation (Barrick), the operator of the Kibali joint venture, continues to engage with the DRC Government regarding the 2018 Mining Code and the cash repatriation.
(2) Includes amounts relating to additional costs and contributions at acquisition as well as minority interests.

	US Dollars
Figures in millions	2020	2019	2018

Aggregate statement of profit (loss) for immaterial joint ventures (attributable)
Revenue	—	111	112
Other operating costs and expenses	(2)	(94)	(92)
Amortisation of tangible and intangible assets	—	(7)	(15)
Profit on sale of joint ventures	19	—	—
Taxation	—	(7)	(2)
Profit (loss) for the year	17	3	3
Total comprehensive income (loss) for the year, net of tax	17	3	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20    OTHER INVESTMENTS

	US Dollars
Figures in millions	2020	2019	2018

Listed investments (1)

Non-current investments

Equity investments at fair value through profit and loss (FVTPL)
Balance at end of year	—	—	19

Equity investments at fair value though OCI (FVTOCI)
Balance at beginning of year	72	63	47
Additions	9	9	13
Disposals	—	—	(7)
Fair value adjustments	98	—	10
Transfer from unlisted non-current investments	7	—	—
Balance at end of year	186	72	63

The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:
Corvus Gold Corporation	59	41	43
Various listed investments held by Environmental Rehabilitation Trust Fund	—	—	16
Pure Gold Mining	126	31	18
Other	1	—	5
	186	72	82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20    OTHER INVESTMENTS (continued)

	US Dollars
Figures in millions	2020	2019	2018

Listed investments (continued)

Non-current investments (continued)

Investments at amortised cost - Non-current
Balance at end of year	—	—	12

Current investments
Listed investments - FVTOCI (1) (2)	—	10	6

Book value of listed investments	186	82	100

Unlisted investments
Non-current investments

Balance at beginning of year	4	47	54
Additions	—	45	48
Maturities	—	(44)	(45)
Transfer to non-current assets and liabilities held for sale	—	(48)	—
Transfer to listed non-current investments	(7)	—	—
Fair value adjustment - FVTOCI	—	2	—
Fair value adjustments - FVTPL	5	—	—
Other	—	—	(2)
Translation	—	2	(8)
Balance at end of year	2	4	47
The unlisted investments include:
Book value of unlisted investments	2	4	47

Non-current other investments	188	76	141
Total book value of other investments	188	86	147

(1)The group’s listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.

(2)The investment in Sandstorm was disposed in 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21    INVENTORIES

	US Dollars
Figures in millions	2020	2019	2018
Non-current
Raw materials - ore stockpiles	69	93	106

Current
Raw materials
- ore stockpiles	262	229	251
- heap-leach inventory	5	4	3
Work in progress
- metals in process	46	51	44
Finished goods
- gold doré/bullion	42	42	57
- by-products	—	1	—
Total metal inventories	355	327	355
Mine operating supplies	378	305	297
	733	632	652
Total inventories(1)	802	725	758

(1)The amount of the write-down of ore stockpiles and mine operating supplies to net realisable value, and recognised as an expense in cost of sales is $7m (2019: $4m; 2018: $19m).
22    TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	US Dollars
Figures in millions	2020	2019	2018

Non-current
Deferred compensation asset	28	—	—
Prepayments	12	15	18
Recoverable tax, rebates, levies and duties	195	107	84
	235	122	102

Current
Trade and loan receivables	56	47	33
Prepayments	56	61	42
Recoverable tax, rebates, levies and duties (1)	100	130	116
Other receivables	17	12	18
	229	250	209

Total trade, other receivables and other assets	464	372	311

There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. These values are summarised as follows:

Recoverable value added tax	215	167	126
Recoverable fuel duties(2)	—	43	41
Appeal deposits	34	10	10

(1) Includes taxation asset, refer note 31.
(2) Fuel duty claims were written off during 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22    TRADE, OTHER RECEIVABLES AND OTHER ASSETS (continued)

Geita Gold Mine

Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $20m to $139m (2019: $119m; 2018: $84m).

No refunds were received in cash or offset against provisional corporate tax payments were made in the current year. Claims relating to periods pre-July 2017 totalling $9m were offset against provisional corporate tax payments in 2019. Amounts set off against VAT claims have been certified by an external advisor and verified by the Tanzania Revenue Authority (“TRA”). The TRA acknowledged the majority of the offsets during December 2019. The remaining disputed balance was objected to as GGM believe that the claims have been correctly lodged pursuant to Tanzanian law.

An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act, 2014 (No. 5) (2015 VAT Act) to the effect that no input tax credit can be claimed for the exportation of “raw minerals”. The Written Laws (Miscellaneous Amendments) (No. 2) Act, 2019, issued during 2019, provides a definition for "raw minerals". However, GGM has received notices from the TRA that they are not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes “raw minerals” for this purpose.

The basis for dispute of the disqualifications is on the interpretation of the legislation. Management's view is the definition of "raw minerals" provided in the Written Laws (Miscellaneous Amendments) (No. 2) Act. 2019 excludes gold doré. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute “raw minerals” and accordingly the VAT claims are valid. Management have obtained a legal opinion that supports management's view that doré does not constitute a “raw mineral”.

The Finance Act 2020 became effective on 1 July 2020. The Finance Act amended the VAT Act by deleting the disqualification of VAT refunds due to the exportation of “raw minerals”. The deletion is intended to ensure the recovery of VAT refunds from July 2020, although the amendment cannot be applied retrospectively, it confirms that VAT refunds from July 2017 onwards are due to GGM. On 30 January 2021, management received a proposal from the TRA to settle VAT objections filed between 2017 and 2020, confirming the TRA's position to disqualify all VAT refunds requested by GGM for the period from July 2017 to June 2020. Management is not in agreement with the proposal and will pursue legal remedies provided to taxpayers by Tanzanian law.

The total VAT claims submitted from July 2017 to June 2020 amount to $164m (of the total, $25m of claims were submitted in 2020). All disqualifications received from the TRA have been objected to by GGM in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No.10). Claims of $27m were submitted between July 2020 and December 2020, taking the total claims to $191m. The net indirect tax receivable at 31 December 2020 of $139m, reflects the discounting effects applied to the timing of when GGM expects to offset its indirect tax claims against future income taxes of GGM.

CVSA

On 4 September 2018, a decree was published by the Argentinian Government, which reintroduced export duties for products exported from Argentina. The export duty rate was 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty was limited so as not to exceed ARS $4 for each US dollar exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each US dollar exported, would be replaced by a flat rate of 12% for 2020. On 2 October 2020, the Government of Argentina extended the export duties until 31 December 2021, at a rate of 8% for gold bullion. In terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid as established by its Stability Agreement, which provides for a 30% taxation cap on annual taxes and duties paid by CVSA. As a result of the taxation cap, export duty receivables amount to $23m (2019: $25m).

23    CASH RESTRICTED FOR USE

	US Dollars
Figures in millions	2020	2019	2018

Non-current	31	31	35

Current
Cash restricted by prudential solvency requirements and other	24	27	24
Cash balances held by the Tropicana - joint operation	18	6	7
	42	33	31
Total cash restricted for use (note 35 and 36)	73	64	66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24    CASH AND CASH EQUIVALENTS

	US Dollars
Figures in millions	2020	2019	2018

Cash and deposits on call	1,081	417	312
Money market instruments	249	39	17
Total cash and cash equivalents (notes 35 and note 36)	1,330	456	329

25    SHARE CAPITAL AND PREMIUM

	US Dollars
Figures in millions	2020	2019	2018

Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cent each	—	—	—
30,000,000 C redeemable preference shares of no par value	—	—	—
	23	23	23
Issued and fully paid
416,890,087 (2019: 415,301,215; 2018: 412,769,980) ordinary shares of 25 SA cents each	17	17	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	17	17	16
Treasury shares held within the group:
2,778,896 A and B redeemable preference shares	—	—	—
	17	17	16
Share premium
Balance at beginning of year	7,235	7,208	7,171
Ordinary shares issued - share premium	15	27	37
	7,250	7,235	7,208
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of year	7,197	7,182	7,155
Share capital and premium	7,214	7,199	7,171

The rights and restrictions applicable to the A, B and C redeemable preference shares were unchanged during 2020. The cancellation of all redeemable preference shares is in process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26    BORROWINGS

	US Dollars
Figures in millions	2020	2019	2018

Non-current

Unsecured
Debt carried at amortised cost
Rated bonds - issued July 2012	764	762	761
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010	295	1,003	1,002
Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m were repaid on 15 April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

Rated bonds - issued October 2020	692	—	—
Semi-annual coupons are paid at 3.75% per annum. The bonds were issued on 1 October 2020, are repayable on 1 October 2030 and are US dollar-based.
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF)	—	15	—
The Facility consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at $500m with a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. The facility was issued on 23 October 2018 and is available until 23 October 2023.

Syndicated loan facility (R1.4bn)		—	28
Quarterly interest paid at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and was cancelled on 19 February 2020.The loan is SA rand-based.
Syndicated loan facility (R1bn)		72	35
Quarterly interest paid at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017. During 2020 the facility was fully repaid and voluntarily cancelled on 11 November 2020. The loan was SA rand-based.

Siguiri revolving credit facilities ($65m)	67	67	—
Interest paid at 8.5% above LIBOR. The facility was issued on 23 August 2016, and is available until 3 May 2022 and is US dollar-based.
Geita revolving credit facility ($150m)	113	114	60
Multi-currency RCF consisting of Tanzanian shilling component which is capped at the equivalent of US$45m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7% The facility matures on 22 June 2021.

Revolving credit facilities ($100m)			103
During 2019 the loans were refinanced and included in the Geita and Siguiri revolving credit facilities.

Secured
Finance leases (1)	—	—	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26    BORROWINGS (continued)

	US Dollars
Figures in millions	2020	2019	2018
Other	—	—	4
Total borrowings (note 35)	1,931	2,033	2,050
Current portion of borrowings (note 36)	(142)	(734)	(139)
Total non-current borrowings (note 36)	1,789	1,299	1,911

Amounts falling due
Within one year	142	734	139
Between one and two years	812	110	734
Between two and five years	—	898	860
After five years	977	291	317
(note 35)	1,931	2,033	2,050

(1) The Finance leases have been included in the lease liabilities from 1 January 2019 (refer to note 16).

IBOR linked borrowings

The Interest Rate Benchmark Reform - Phase 2 Amendments will have an effect on the group financial statements. The group has revolving credit facilities which reference to LIBOR, some of which extend beyond 2021. These facilities have yet to transfer to an alternative benchmark interest rate. The table below provides the details of these contracts:

Figures in millions	Carrying value at 31 December 2020	Repayable within one year	Repayable within one to two years
Siguiri revolving credit facility ($65m)	67	2	65
Geita revolving credit facility ($105m) (1)	67	67
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF) (2)	—

(1) The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$45m and this component bears interest at 12.5%. The remaining component bears interest at LIBOR plus 6.7%.

(2) The $1.4bn multi-currency is undrawn at 31 December 2020 and is available until 23 October 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26    BORROWINGS (continued)

	US Dollars
Figures in millions	2020	2019	2018

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	1,884	1,893	1,896
Australian dollar	—	21	48
SA rand	—	72	75
Tanzanian shillings	47	47	29
Brazilian real	—	—	2
(notes 35)	1,931	2,033	2,050

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility (R2.5bn) - SA rand (1)		179	174
Syndicated revolving credit facility (R1.4bn) - SA rand (2)		100	70
FirstRand Bank Limited (R500m; 2019 & 2018: R750m) - SA rand	34	54	52
Revolving credit facility (R1bn) - SA rand(3)		—	35
Multi currency syndicated revolving credit facility ($1.4bn) - US Dollar	1,400	1,379	1,400
Revolving credit facility - $150m	41	40	57
	1,475	1,752	1,788

Change in liabilities arising from financing activities:
Reconciliation of borrowings (excluding lease liabilities) (4):
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance	2,033	2,050	2,268
Proceeds from borrowings	2,226	168	753
Repayment of borrowings	(2,310)	(123)	(967)
Finance costs paid on borrowings	(114)	(122)	(117)
Deferred loan fees	4	(7)	—
Other borrowing fees	(15)
Interest charged to the income statement	115	127	127
Reclassification of finance leases to lease liabilities	—	(60)	—
Translation	(8)	—	(14)
Closing balance	1,931	2,033	2,050

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings	114	122	117
Capitalised finance cost	(17)	(6)	—
Commitment fees, utilisation fees and other borrowing costs	13	12	13
Total finance costs paid	110	128	130

(1) R2.5bn Syndicated loan facility issued December 2017 was cancelled on 23 October 2020.

(2) R1.4bn Syndicated loan facility issued July 2015 was cancelled on 19 February 2020.

(3) R1bn Syndicated loan facility issued November 2017 was cancelled on 11 November 2020.

(4) Refer note 16 for changes in lease liabilities arising from financing activities.

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27    ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	US Dollars
Figures in millions	2020	2019	2018

Environmental rehabilitation obligations

Provision for decommissioning
Balance at beginning of year	196	237	286
Charge to income statement	—	—	1
Change in estimates(1)	17	29	(47)
Unwinding of decommissioning obligation	2	10	12
Transfer to assets and liabilities held for sale	—	(81)	—
Utilised during the year	—	(1)	(1)
Translation	4	2	(14)
Balance at end of year	219	196	237

Provision for restoration
Balance at beginning of year	423	385	409
Charge to income statement	2	(1)	2
Change in estimates(1)	15	50	(28)
Unwinding of restoration obligation	4	9	12
Transfer to assets and liabilities held for sale	—	(15)	—
Utilised during the year	(11)	(5)	(3)
Translation	7	—	(7)
Balance at end of year	440	423	385

Other provisions(2)
Balance at beginning of year	78	205	247
Charge to income statement	12	39	24
Change in estimates	5	27	18
Transfer to assets and liabilities held for sale	—	(115)	—
Transfer from (to) short term provisions included in trade and other payables	2	(73)	(26)
Unwinding of other provisions	4	6	7
Utilised during the year	(22)	(16)	(35)
Translation	(7)	5	(30)
Balance at end of year	72	78	205

Total environmental rehabilitation and other provisions	731	697	827

(1)The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2)Other provisions include the long-term provision for the silicosis class action litigation of $49m (2019: $54m; 2018: $47m), the short-term portion of $12m (2019; $11m; 2018: $16m) has been included in trade and other payables. The balance of other provisions comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and shareholder claim related to stamp duties.  These liabilities are expected to be settled over the next two-to five-year period.
28    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

	US Dollars
Figures in millions	2020	2019	2018

Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees	77	93	93
Other defined benefit plans	6	7	7
	83	100	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

Figures in millions	2020	2019	2018
	US Dollars
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2020.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year	93	93	115
Interest cost	7	8	9
Benefits paid	(7)	(8)	(10)
Actuarial (gain) loss	(9)	(2)	(5)
Translation	(5)	2	(16)
Balance at end of year	79	93	93
Settlement gain	(2)	—	—
Net amount recognised	77	93	93

Components of net periodic benefit cost
Interest cost	7	8	9
Net periodic benefit cost	7	8	9
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate	9.14%	9.15%	9.57%
Expected increase in health care costs	6.06%	7.25%	7.35%

Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year	6.06%	7.25%	7.35%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	6.06%	7.25%	7.35%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost – 1% point increase	—	1	1
Effect on post-retirement benefit obligation – 1% point increase	4	7	7
Effect on total service and interest cost – 1% point decrease	—	(1)	(1)
Effect on post-retirement benefit obligation – 1% point decrease	(4)	(6)	(7)

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $8m to the post-retirement medical plan in 2021.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2021	8
2022	9
2023	9
2024	9
2025	9
Thereafter	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29    DEFERRED TAXATION

	US Dollars
Figures in millions	2020	2019	2018

Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets (owned)	373	370	521
Right-of-use assets	40	48
Inventories	20	24	37
Other	13	9	5
	446	451	563
Assets
Provisions	122	209	218
Lease liabilities	42	52
Tax losses	15	45	24
Other	28	9	6
	207	315	248
Net deferred taxation liability	239	136	315
Included in the statement of financial position as follows:
Deferred tax assets	7	105	—
Deferred tax liabilities	246	241	315
Net deferred taxation liability	239	136	315
The movement on the net deferred tax balance is as follows:
Balance at beginning of year	136	315	359
Taxation of items included in income statement from continuing and discontinued operations	53	(189)	(30)
Taxation of non-current assets and liabilities included in discontinued operations	28	—	—
Taxation on items included in other comprehensive income	6	(2)	5
Transfer to non-current assets and liabilities held for sale	—	15	—
Translation	16	(3)	(19)
Balance at end of year	239	136	315
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $1,806m (2019: $1,787m(1); 2018: $1,663m(1)). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.
(1) Prior year amounts have been represented to disclose the gross undistributed earnings. The representation has no impact on deferred tax previously recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30    TRADE, OTHER PAYABLES AND PROVISIONS

	US Dollars
Figures in millions	2020	2019	2018

Non-current
Other Payables	8	15	3

Current
Trade payables	403	365	350
Accruals(1)	191	167	186
Short-term provisions	30	53	20
Derivatives	—	—	9
Other payables	3	1	29
	627	586	594
Total trade, other payables and provisions	635	601	597
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
(1) Includes accrual for silicosis of $12m (2019: $11m; 2018: $16m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31    TAXATION

	US Dollars
Figures in millions	2020	2019	2018

Balance at beginning of year	62	54	50
Refunds during the year	—	7	5
Payments during the year	(431)	(228)	(171)
Taxation of items included in the income statement	562	298	242
Offset of VAT and other taxes	(41)	(50)	(63)
Transfer from tax receivable relating to North America	(4)	(10)	—
Withholding tax transferred to trade, other payables and provisions	(7)	—	—
Translation	(2)	(9)	(9)
Balance at end of year	139	62	54
Included in the statement of financial position as follows:
Taxation asset included in trade, other receivables and other assets	(14)	(10)	(6)
Taxation liability	153	72	60
	139	62	54

32    CASH GENERATED FROM OPERATIONS

	US Dollars
Figures in millions	2020	2019	2018

Profit (loss) before taxation	1,589	619	445
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	—	(6)	6
Amortisation of tangible assets and right of use assets (note 4)	568	580	553
Finance costs and unwinding of obligations (note 7)	177	172	168
Environmental, rehabilitation and other expenditure	(50)	(6)	(23)
Impairment, derecognition of assets and profit (loss) on disposal	(1)	3	5
Other expenses (income)	51	41	28
Amortisation of intangible assets (note 4)	2	3	5
Interest income	(27)	(14)	(8)
Share of associates and joint ventures’ (profit) loss (note 8)	(278)	(168)	(122)
Other non-cash movements	35	43	(4)
Movements in working capital	(238)	(165)	(122)
	1,828	1,102	931
Movements in working capital:
(Increase) decrease in inventories	(83)	(67)	(2)
(Increase) decrease in trade, other receivables and other assets	(163)	(138)	(74)
Increase (decrease) in trade, other payables and provisions	8	40	(46)
	(238)	(165)	(122)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
33    RELATED PARTIES

	US Dollars
Figures in millions	2020	2019	2018

Material related party transactions were as follows (not attributable):

Sales and services rendered to related parties
Associates	11	19	—
Joint ventures	8	7	10

Purchases and services acquired from related parties
Associates	20	12	19
Joint ventures	1	1	—

Outstanding balances arising from sale of goods and services due by related parties
Associates	11	19	19
Joint ventures	—	1	—
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

The executive contracts are reviewed annually and currently continue to include a change in control provision. The change in control is subject to the following triggers:
•The acquisition of all or part of AngloGold Ashanti; or
•A number of shareholders holding less than thirty-five percent of the Company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change in control becoming effective, the executive management team will in certain circumstances be subject to both the notice period and the change in control contract terms. The notice period applied per category of executive and the change in control periods as at 31 December 2020 were as follows:

Executive Committee member	Notice Period	Change of control
CEO(1)	12 months	12 months
CFO(2)	6 months	6 months
Other Executive Management team members	6 months	6 months
(1)     KC Ramon in her Interim CEO role remains on a 6 months notice period and 6 month change in control period
(2)    I Kramer in his Interim CFO role remains on a 3 months notice period and a 3 months change in control period

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Directors and other key management personnel

Executive directors’ and prescribed officers’ remuneration

The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2020.

The following are definitions of terminology used in the adoption of the reporting requirements under King IV.

Reflected
In respect of the DSP awards, remuneration is reflected when performance conditions have been met during the reporting period.

Settled
This refers to remuneration that has been included in prior reporting periods and has now become payable (but may not yet have been paid) to the executive in the current period.

Single total figure of remuneration	Base Salary		Pension scheme benefits	Cash in lieu of dividends	Other benefits(2)	Awards earned during the period reflected but not yet settled	Other Payment	Single total figure of remuneration
	ZAR denominated portion	USD/AUD denominated portion(1)				DSP awards(3)		2020		2019	2018
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	USD '000 (9)	USD '000(9)	USD '000(9)
Executive directors
KPM Dushnisky(4)	—	21,657	5,266	13	1,759	25,796	—	54,491	3,312	6,268	7,570
KC Ramon(5)	5,864	4,594	834	385	924	22,507	16,513	51,621	3,138	5,097	3,547
Total executive directors	5,864	26,251	6,100	398	2,683	48,303	16,513	106,112	6,450	11,365	11,117

Prescribed officers
SD Bailey	4,465	3,305	—	75	1,259	24,103	—	33,207	2,019	2,190	—
PD Chenard	5,282	4,255	—	—	2,468	8,554	—	20,559	1,250	3,292	—
GJ Ehm	—	10,462	284	409	710	32,108	—	43,973	2,673	4,742	3,286
L Eybers	—	10,832	284	377	798	31,896	—	44,187	2,686	4,659	2,511
I Kramer(6)	1,156	—	144	—	24	6,085	289	7,698	468	—	—
LMarwick(7)	1,896	939	256	—	136	16,615	571	20,413	1,241	—	—
S Ntuli	5,202	3,851	728	95	1,387	26,942	—	38,205	2,322	2,565	—
ME Sanz Perez(8)	2,353	1,763	514	300	1,809	—	—	6,739	410	3,868	2,833
TR Sibisi	4,484	3,518	1,000	258	58	20,802	—	30,120	1,831	3,514	2,699
Total prescribed officers	24,838	38,925	3,210	1,514	8,649	167,105	860	245,101	14,900	24,830	11,329
Notes
(1)    Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.
(2)    Other benefits include health care, group personal accident, disability, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(3)    The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2020. The cash bonus is payable in February 2021 and the share awards are allocated in February 2021. Shares vest over a 5-year period in equal tranches.
(4)    KPM Dushnisky received the cash portion only for 2020 due to his resignation, aligned to the standard terms and conditions of termination.
(5)    KC Ramon was appointed as Interim CEO effective 1 September 2020. Included in the DSP award is the DSP cash bonus and share award for 2020 calculated on the CFO role for 8 months only. Other payments reflect the acting allowance paid and the DSP cash bonus and share award for the acting period of 4 months calculated on the CEO target bonus opportunity.
(6)    I Kramer was appointed as Interim CFO and prescribed officer effective 1 September 2020. All salary payments, including pension and other benefits, were pro-rated and aligned to the appointment date. Included in the DSP award is the DSP cash bonus and share award for the full year of 2020 (DSP award was not pro-rated. It was calculated based on his normal Senior Vice President salary plus 4 months acting allowance on the Senior Vice President target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1 September to 31 December 2020.
(7)    L Marwick was appointed as prescribed officer and Interim Company Secretary effective 1 July 2020. All salary payments, including pension and other benefits, were pro-rated and aligned to the appointment date. Included in the DSP award is the DSP cash bonus and share award for the full year of 2020 (DSP award was not pro-rated. It was calculated based on the prescribed officer target bonus opportunity for the full year aligned to the standard conditions of employment). Other benefits reflect the acting allowance for the acting period in the Company Secretary role from 1 July 2020 to 10 January 2021.
(8)    ME Sanz Perez resigned effective 30 June 2020. All salary payments, including salary, pension and other benefits, are pro-rated in accordance with the resignation date.
(9)    Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.4506 (2019: $1: R14.445; 2018: R13.247).

Directors and other key management personnel CONTINUED

Total cash equivalent received reconciliation	Single total figure of remuneration	Awards earned during the period reflected but not yet settled	DSP 2019 cash portion settled	BSP, CIP, DSP and LTIP share awards settled			Sign-on cash settled			Sign-on shares settled			Total cash equivalent received reconciliation
		DSP awards(1)		Grant fair value(2)	Market movement since grant date(2)	Vesting fair value(2)	Grant fair value(2)	Currency movement since grant date(2)	Settlement fair value(2)	Grant fair value(2)	Market movement since grant date(2)	Vesting fair value(2)	2020		2019	2018
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	USD '000(4)	USD '000(4)	USD '000(4)
Executive directors
KPM Dushnisky(3)	54,491	(25,796)	9,177	2,770	1,810	4,579	14,680	(245)	14,435	10,094	18,379	28,473	85,359	5,189	6,298	550
KC Ramon	51,621	(38,137)	9,214	22,804	24,878	47,682	—	—	—	—	—	—	70,380	4,278	3,057	1,936
Total executive directors	106,112	(63,933)	18,391	25,574	26,688	52,261	14,680	(245)	14,435	10,094	18,379	28,473	155,739	9,467	9,355	2,486
															—	—
Prescribed officers
SD Bailey	33,207	(24,103)	5,473	4,960	5,278	10,237	—	—	—	—	—	—	24,814	1,508	1,041	—
PD Chenard	20,559	(8,554)	5,557	—	—	—	3,165	—	3,165	6,513	9,012	15,525	36,252	2,204	900	—
GJ Ehm	43,973	(32,108)	8,612	20,969	21,781	42,750	—	—	—	—	—	—	63,227	3,843	2,536	1,751
L Eybers	44,187	(31,896)	8,518	19,688	21,295	40,983	—	—	—	—	—	—	61,792	3,756	2,082	1,233
I Kramer	7,698	(6,085)	—	—	—	—	—	—	—	—	—	—	1,613	98	—	—
L Marwick	20,413	(16,615)	—	—	—	—	—	—	—	—	—	—	3,798	231	—	—
S Ntuli	38,205	(26,942)	6,367	6,289	6,710	12,999	—	—	—	—	—	—	30,629	1,862	1,160	—
ME Sanz Perez	6,739	—	6,224	17,588	18,861	36,448	—	—	—	—	—	—	49,411	3,004	2,425	1,399
TR Sibisi	30,120	(20,802)	5,943	15,258	16,122	31,380	—	—	—	—	—	—	46,641	2,835	2,249	886
Total prescribed officers	245,101	(167,105)	46,694	84,752	90,047	174,797	3,165	—	3,165	6,513	9,012	15,525	318,177	19,341	12,393	5,269

(1)    The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2020. The cash bonus is payable in February 2021 and the share awards are allocated in February 2021. Shares vest over a 5 year period in equal tranches.
(2)    Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, vested CSLTIP 2017, vested BSP 2018, vested CIP 2018 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.
(3)    KPM Dushnisky's cash portion of the DSP 2019 award was reduced by USD800,000. This is in lieu of the sign-on bonus which Mr Dushnisky voluntarily repaid after his former employer paid him a discretionary cash incentive for the same period.
(4)    Convenience conversion to USD at the year-to-date average exchange rate of $1:R16.4506 (2019: $1:R14.445; 2018: $1:R13.247).

Directors and other key management personnel (continued)

Details of the share incentive scheme awards are included below.
BSP awards

	Balance at 1 January 2020	Granted	Vested, deemed settled	Forfeited/ Lapsed	Balance at 31 December 2020	Fair value of granted awards	Fair value of vested awards(1)	Fair value of unvested awards at 31 December 2020
						ZAR'000	ZAR'000	ZAR'000

Executive Directors
KPM Dushnisky	—	—	—	—	—	—	—	—
KC Ramon	27,817	—	27,817	—	—	—	9,402	—
Total executive directors	27,817	—	27,817	—	—	—	9,402	—
Prescribed officers
SD Bailey	8,306	—	8,306		—	—	2,807	—
PD Chenard	—	—	—	—	—	—	—	—
GJ Ehm	22,997	—	22,997	—	—	—	7,773
L Eybers	22,288	—	22,288	—	—	—	7,533	—
I Kramer (2)	3,716	—	3,716	—	—	—	1,256	—
L Marwick (2)	3,577	—	3,577	—	—	—	1,209	—
S Ntuli	10,637	—	10,637	—	—	—	3,595	—
ME Sanz Perez	19,072	—	19,072	—	—	—	6,446	—
TR Sibisi	17,705	—	17,705	—	—	—	5,984	—
Total prescribed officers	108,298	—	108,298	—	—	—	36,603	—
Other management	809,659	—	809,659	—	—	—	273,665	—
Total BSP awards	945,774	—	945,774	—	—	—	319,670	—

(1)    The fair value of vested awards represents the value deemed received on settlement date. This is the final vesting for this scheme as it is closed.
(2)    Opening balances were included as part of Other management.

Details of the share incentive scheme awards are included below.
LTIP awards

	Balance at 1 January 2020	Granted	Vested, deemed settled	Forfeited/ Lapsed	Balance at 31 December 2020	Fair value of granted awards	Fair value of vested awards(1)	Fair value of unvested awards at 31 December 2020
						ZAR '000	ZAR '000	ZAR '000

Executive directors
KPM Dushnisky	—	—	—	—	—	—	—	—
KC Ramon	110,595	—	104,468	6,127	—	—	29,431	—
Total executive directors	110,595	—	104,468	6,127	—	—	29,431	—

Prescribed officers
SD Bailey	19,793	—	18,696	1,097	—	—	5,267	—
PD Chenard	—	—	—	—	—	—	—	—
GJ Ehm	110,595	—	104,468	6,127	—	—	29,431	—
L Eybers	97,535	—	92,131	5,404	—	—	25,955	—
I Kramer (2)	10,143	—	9,581	562	—	—	2,661	—
L Marwick (2)	7,749	—	7,319	430	—	—	2,033	—
S Ntuli	25,173	—	23,778	1,395	—	—	6,699	—
ME Sanz Perez	88,463	—	83,562	4,901	—	—	23,541	—
TR Sibisi	75,971	—	71,762	4,209	—	—	20,217	—
Total prescribed officers	435,422	—	411,297	24,125	—	—	115,804	—
Other management	934,545	—	882,734	51,811	—	—	245,197	—
Total LTIP awards	1,480,562	—	1,398,499	82,063	—	—	390,432	—

(1)    The fair value of vested awards represents the value deemed received on settlement date. This is the final vesting for this scheme as it is closed.
(2)    Opening balances were included as part of Other management.

CIP matched awards

	Balance at 1 January 2020	Granted	Matched	Forfeited/ Lapsed	Balance at 31 December 2020	Fair value of granted awards	Fair value of matched awards(1)	Fair value of unvested matched at 31 December 2020
						ZAR '000	ZAR '000	ZAR '000

Executive directors
KPM Dushnisky	—	—	—	—	—	—	—	—
KC Ramon	8,475	—	8,475	—	—	—	2,780	—
Total executive directors	8,475	—	8,475	—	—	—	2,780	—

Prescribed officers
SD Bailey	—	—	—	—	—	—	—	—
PD Chenard	—	—	—	—	—	—	—	—
GJ Ehm	—	—	—	—	—	—	—	—
L Eybers	6,590	—	6,590	—	—	—	2,264	—
I Kramer	—	—	—	—	—	—	—	—
L Marwick	—	—	—	—	—	—	—	—
S Ntuli	—	—	—	—	—	—	—	—
ME Sanz Perez	5,742	—	5,742	—	—	—	1,883	—
TR Sibisi	3,120	—	3,120	—	—	—	891	—
Total prescribed officers	15,452	—	15,452	—	—	—	5,038	—
Other management	—	—	—	—	—	—	—	—
Total CIP awards	23,927	—	23,927	—	—	—	7,818	—

(1)    The fair value of matched awards represents the value received on settlement dates. This is the final vesting for this scheme as it is closed.

Sign-on share awards

	Balance at 1 January 2020	Granted	Vested deemed settled	Forfeited/ Lapsed	Balance at 31 December 2020	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2020(3)
						ZAR '000	ZAR '000	ZAR '000

Executive directors
KPM Dushnisky	175,878	—	87,939	—	87,939	—	28,473	30,121
Total executive directors	175,878	—	87,939	—	87,939	—	28,473	30,121
Prescribed officers
PD Chenard	64,951	—	32,475	—	32,476	—	15,525	11,124
Total prescribed officers	64,951	—	32,475	—	32,476	—	15,525	11,124
Total sign-on share awards	240,829	—	120,414	—	120,415	—	43,998	41,245

(1)    The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a 2-year period in equal tranches in accordance with the JSE Listing requirements.
(2)    The fair value of KDM Dushnisky's vested awards represents the value received on settlement date, 26 February 2020. The fair value of PD Chenard's vested awards represents the value received on settlement date, 12 May 2020.
(3)    The fair value of unvested awards is calculated using the closing share price as at 31 December.

DSP awards

	Balance at 1 January 2020	Granted	Vested, deemed settled	Forfeited/ Lapsed	Balance at 31 December 2020	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2019(3)
						ZAR '000	ZAR '000	ZAR '000

Executive directors
KPM Dushnisky	67,742	128,719	13,548	—	182,913	41,959	4,579	62,651
KC Ramon	89,782	62,595	17,956		134,421	20,404	6,069	46,042
Total executive directors	157,524	191,314	31,504	—	317,334	62,363	10,648	108,693

Prescribed officers
SD Bailey	19,196	39,635	6,398	—	52,433	12,920	2,163	17,959
PD Chenard	—	40,251	—	—	40,251	13,121	—	13,787
GJ Ehm	82,037	54,574	16,407	—	120,204	17,789	5,546	41,172
L Eybers	77,380	53,982	15,476	—	115,886	17,597	5,231	39,693
I Kramer(5)	7,759	9,012	3,879	—	12,892	2,938	1,311	4,416
L Marwick(5)	6,170	8,397	3,085	—	11,482	2,737	1,043	3,933
S Ntuli	24,006	46,110	8,002	—	62,114	15,030	2,705	21,275
ME Sanz Perez(4)	67,712	45,068	13,542	99,238	—	14,691	4,577	—
TR Sibisi	63,424	43,035	12,684	—	93,775	14,028	4,287	32,120
Total prescribed officers	347,684	340,064	79,473	99,238	509,037	110,851	26,863	174,355
Other management	1,094,152	645,154	403,017	56,337	1,279,952	210,300	136,220	438,408
Total DSP awards	1,599,360	1,176,532	513,994	155,575	2,106,323	383,514	173,731	721,456

(1)    The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date, 25 February 2020.
(2)    The fair value of vested awards represents the value deemed received on settlement date.
(3)    The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)    Share awards lapsed due to resignation.
(5)    Opening balances were included as part of Other management.

Non-Executive Directors’ fees and allowances

The board elected not to take an increase in 2020, given the COVID-19 pandemic. Non-executive directors have not received an increase in their fees since 2014. Note that while the fees have not changed, the absolute figures will vary according to the number of meetings held in a particular year.

The table below details the fees payable to non-executive directors in accordance with the Company’s shareholder approved policy together with allowances paid in the year. It is to be noted that certain non-executive directors either waived an element of their fees or donated part of their fees to the South African Solidarity Fund or associated funds, and as such the table does not reflect the fees that were actually paid or received by these non-executive directors:

					Figures in thousands	Figures in thousands
	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars	2019			2020	2019	2018

M Ramos (Chairperson)	130,500	71,875	—	202,375	107	—
R Gasant (Lead independent director)	150,500	72,000	—	222,500	193	229
KOF Busia (1)	63,500	28,500	11,250	103,250	—	—
AM Ferguson	130,500	59,000	7,500	197,000	217	52
AH Garner	130,500	35,500	7,500	173,500	196	200
NP January-Bardill(2)	33,500	16,625	—	50,125	186	198
NVB Magubane (3)	130,500	40,000	—	170,500	—	—
MDC Richter	130,500	67,000	11,250	208,750	230	235
RJ Ruston(2)	33,500	13,125	10,000	56,625	218	261
JE Tilk	130,500	67,875	7,500	205,875	231	—
SM Pityana (Chairman)(4)	329,000	77,250	—	406,250	387	441
Total fees for 2020	1,393,000	548,750	55,000	1,996,750	1,965	1,616

(1)    Director joined effective 1 August 2020.
(2)    Directors retired effective 6 May 2020.
(3)     Director joined effective 1 January 2020.
(4)     Director resigned effective 7 December 2020.

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

	31 December 2020 Beneficial holding		31 December 2019 Beneficial holding		31 December 2018 Beneficial holding
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive directors
MDC Richter(1)	9,300	—	9,300	—	9,300	—
AH Garner(1)	17,500	—	17,500	—	17,500	—
RJ Ruston(2)	—	1,000	—	1,000	—	1,000
Total	26,800	1,000	26,800	1,000	26,800	1,000
Executive directors
KPM Dushnisky (1)	38,168	—	131,730	—	50,000	—
KC Ramon	91,949	—	59,124	—	51,062	—
Total	130,117	—	190,854	—	101,062	—
Company Secretary
L Marwick	—	—	—	—	—	—
Total	—	—	—	—	—	—
Prescribed officers
SD Bailey(1)	8,609	—	1,190	—	—	—
PD Chenard	13,194	—	—	—	—	—
GJ Ehm(2)	50,443	12,213	35,058	16,213	35,058	16,213
L Eybers	28,466	—	18,164	—	17,207	—
I Kramer	—	—	—	—	—	—
S Ntuli	6,421	—	—	—	—	—
TR Sibisi	34,359	—	13,283	—	9,914	—
Total	141,492	12,213	67,695	16,213	62,179	16,213
Grand total	298,409	13,213	285,349	17,213	190,041	17,213

(1)Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the Company’s registered and corporate office.

Subsequent to 31 December 2020 KOF Busia purchased 1,000 ADSs as Direct Beneficial holding.

There are no changes in Director's and Prescribed Officers' interests in AngloGold Ashanti shares, after 31 December 2020 up to the date of this report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	US Dollars
Figures in millions	2020	2019	2018

Capital commitments
Acquisition of tangible assets
Contracted for	120	161	99
Not contracted for	367	426	792
Authorised by the directors (1)	487	587	891
Allocated to:
Project capital
- within one year	216	288	446
- thereafter	71	162	308
	287	450	754
Stay-in-business capital
- within one year	200	117	125
- thereafter	—	20	12
	200	137	137
Share of underlying capital commitments of joint ventures included above	12	2	91
Purchase obligations (2)
Contracted for
- within one year	391	506	305
- thereafter	882	579	658
	1,273	1,085	963

(1) Includes nil (2019: $59m; 2018: $90m) relating to discontinued operations.

(2) Includes nil (2019: $8m; 2018: $25m) relating to discontinued operations.

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

Contingencies

	US Dollars
Figures in millions	2020	2019	2018
Contingent liabilities
Litigation - Ghana(1)(2)	97	97	97
	97	97	97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    Contractual commitments and contingencies (continued)
Litigation claims

(1)Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and on 26 July 2019 held an arbitration management meeting to address initial procedural matters. On 1 May 2020, the Ghana Arbitration Centre notified the parties that the Tribunal has granted the Claimant’s request to adjourn the proceedings indefinitely to enable the parties to explore possible settlement.

(2)Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 12.

Previously disclosed contingencies

Other

(3)Groundwater pollution - AngloGold Ashanti had previously identified groundwater contamination plumes at certain of its South African operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies were undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group instituted processes to reduce future potential seepage and it was demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggested, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Upon completion of the sale of the remaining South African producing assets to Harmony Gold Company Limited (Harmony Gold) effective 30 September 2020, Harmony Gold became liable for the obligation.

(4)Deep groundwater pollution - The group had previously identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002, as amended (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources and Energy. Upon completion of the sale of the remaining South African producing assets to Harmony Gold effective 30 September 2020, Harmony Gold became liable for the obligation of deep groundwater pollution pertaining to the South African assets. In view of current information, the group has concluded that the risk with regards to deep groundwater pollution with respect to other underground mine operations in Africa is considered to be remote.

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

The financial risk management objectives of the group are defined as follows:
•safeguarding the group’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
•ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk of fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates.

Net open hedge position as at 31 December 2020

The group had no commitments against future production potentially settled in cash.

Interest rate and liquidity risk

The group manages liquidity risk by ensuring that there is sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the group's short, medium and long term funding and liquidity management requirements.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates. The counter parties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 26 and 36).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2020	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Trade and other payables	627		8		—		—		635
Borrowings	205		901		137		1,414		2,657
- In USD	158	5.0	901	5.0	137	4.6	1,414	4.6	2,610
- TZS in USD equivalent	47	12.5	—	—	—	—	—	—	47
2019
Trade and other payables	586		15		—		—		601
Borrowings	802		185		1,012		602		2,601
- In USD	790	5.8	132	6.0	913	6.1	602	6.5	2,437
- AUD in USD equivalent	—	2.3	—	2.3	22	2.3	—	—	22
- TZS in USD equivalent	6	12.5	47	12.5	—	—	—	—	53
- ZAR in USD equivalent	6	8.1	6	8.1	77	8.1	—	—	89
2018
Trade and other payables	562		—		—		—		562
Gold and oil derivative contracts	9		—		—		—		9
Borrowings	133		836		1,120		663		2,752
- In USD	112	5.8	790	5.8	1,025	6.0	622	6.5	2,549
- AUD in USD equivalent	7	6.8	7	6.8	23	6.8	26	6.8	63
- TZS in USD equivalent	5	12.5	3	12.5	29	12.5	—	—	37
- ZAR in USD equivalent	9	9.0	36	9.0	43	9.7	15	14.7	103

The table below provides a breakdown of the contractual maturities including interest payments of the lease liabilities.

	Within one year		Between one and two years		Between two and five years		After five years		Total
2020	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Lease liabilities	42		31		68		19		160
- In USD	10	6.1	4	6.1	6	6.1	—	—	20
- AUD in USD equivalent	22	4.7	21	4.7	58	4.7	19	4.7	120
- BRL in USD equivalent	7	8.4	5	8.4	4	8.4	—	—	16
- ZAR in USD equivalent	3	9.8	1	9.8	—	—	—	—	4
2019
Lease liabilities	51		33		54		56		194
- In USD	22	7.0	4	7.0	8	7.0	1	7.0	35
- AUD in USD equivalent	22	3.5	22	3.5	42	3.5	55	3.5	141
- BRL in USD equivalent	3	6.8	3	6.8	3	6.8	—	—	9
- ZAR in USD equivalent	4	9.8	4	9.8	1	9.8	—	—	9

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The combined maximum credit risk exposure of the group is as follows:

	US Dollars
Figures in millions	2020	2019	2018

Other investments (1)	2	67	59
Trade and other receivables	95	57	41
Cash restricted for use (note 23)	73	64	66
Cash and cash equivalents (note 24)	1,330	456	329
Total financial assets	1,500	644	495
(1) Included in other investments are amounts transferred to held for sale nil (2019 : $63m).

Trade and other receivables, that are past due but not impaired totalled $12m (2019: $15m; 2018: $6m). Other investments that are impaired totalled nil (2019: $1m; 2018: nil).

Trade receivables mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group’s other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollar millions	2020		2019		2018
Financial assets
Other investments (1)	188	188	170	170	147	147
Financial liabilities
Borrowings (note 26)	1,931	2,131	2,033	2,135	2,050	2,084
(1) Included in other investments are amounts transferred to held for sale nil (2019: $84m)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short term nature, except for the deferred compensation asset which is carried at fair value in level 3 of the fair value hierarchy.

Investments and other non-current assets
Listed equity investments classified as FVTOCI and FVTPL are carried at fair value in level 1 of the fair value hierarchy.

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is set on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The following table sets out the group’s financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument
Assets measured at fair value on a recurring basis

US Dollar millions	Level 1	Level 2	Level 3	Total
	2020

Equity securities - FVTOCI	186	—	—	186
Deferred compensation asset	—	—	28	28

	2019
Equity securities - FVTPL	21	—	—	21
Equity securities - FVTOCI	82	—	—	82
	2018
Equity securities - FVTPL	19	—	—	19
Equity securities - FVTOCI	69	—	—	69

Level 3 financial assets
On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony"). The transaction closed on 30 September 2020, with Harmony taking effective control of these producing assets and related liabilities on 1 October 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:
a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $28m is recognised in the statement of financial position as at 31 December 2020. If the weighted number of ounces used in the weighted probability calculation increases with 10% over the period calculated, the asset value would increase by approximately $3m and if the weighted number of ounces used in the weighted probability calculation decreases by 10% over the period calculated the value of the asset would decrease by approximately $3m. The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

b. $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of reserves. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 31 December 2020, no portion of deferred compensation below infrastructure has been included in the loss on disposal of assets of discontinued operations.

Level 2 financial liabilities
The fair values of the gold and oil derivative contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, the number of outstanding ounces or barrels on open contracts and volatilities.

Gold
In January 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of 130,900 ounces of Argentina’s annual gold production for the period February 2020 to December 2020. The strike prices are $1,500 per ounce on the floor and an average price of $1,701.34 per ounce on the cap. At 31 December 2020 the group had no commitments against future production potentially settled in cash.

At 31 December 2020, a realised loss of $14m was incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Oil
In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of Brent crude oil for the period February 2020 to December 2020. The average strike prices are $45 per barrel on the floor and an average price of $65 per barrel on the cap.

In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 622,000 barrels of Brent crude oil for the period March 2020 to December 2020. The average strike prices are$44.50 per barrel on the floor and an average price of $65 per barrel on the cap. At 31 December 2020 the group had no commitments potentially settled in cash.

At 31 December 2020, a realised loss of $5m was incurred.

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, in connection with planning for end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $8m for a current carrying value of the liability of AUD $144m. At Iduapriem we have provided a bond comprising of a cash component of $10m with a further bond guarantee amounting to $37m issued by Ecobank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $54m. At Obuasi we have provided a bond comprising of a cash component of $21m with a further bank guarantee amounting to $30m issued amongst Stanbic Bank Ghana Limited, $20m and United Bank for Africa Ghana Limited (UBA), $10m for a current carrying value of the liability of $205m. In some circumstances, we may be required to post further bonds in, due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

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

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2020
Financial assets
USD denominated	100	6	6
AUD denominated	150	1	1
ARS denominated	250	121	1
Financial liabilities
TZS denominated	250	2,730	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2019
Financial assets
USD denominated	100	1	1
AUD denominated	150	1	1
BRL denominated
Financial liabilities
TZS denominated	250	2,704	1
ZAR denominated(2)	150	15	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2018
Financial assets
USD denominated	100	1	1
ZAR denominated(1)(2)	150	1	1
BRL denominated	250	2	1
Financial liabilities
TZS denominated	250	1,680	1
ZAR denominated(2)	150	14	1
AUD denominated	100	1	1

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

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
		US$ Million		US$ Million		US$ Million
	2020		2019		2018
Borrowings
ZAR denominated (R/$)	Spot (+R1.50)	—	Spot (+R1.50)	(7)	Spot (+R1.50)	(7)
TZS denominated (TZS/$)	Spot (+TZS250)	(5)	Spot (+TZS250)	(5)	Spot (+TZS250)	(3)
AUD denominated (AUD/$)	Spot (+AUD0.1)	—	Spot (+AUD0.1)	(1)	Spot (+AUD0.1)	(3)
ZAR denominated (R/$)	Spot (R(1.5))	—	Spot (R(1.5))	9	Spot (R(1.50))	9
TZS denominated (TZS/$)	Spot (TZS(250))	6	Spot (TZS(250))	6	Spot (-TZS(250))	4
AUD denominated (AUD/$)	Spot (AUD(0.1))	—	Spot (AUD(0.1))	1	Spot (AUD(0.1))	4

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

The group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (gearing). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Revolving Credit Agreements. The loan covenant ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The facility also makes provision for the ability of the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facility.

The group had no major issuance of equity during the year.

A full analysis of the borrowings as presented on the statement of financial position in included in note 26. In addition, during April 2020 the $700m rated bonds entered into during April 2010 were fully repaid and cancelled. During the second half of 2020 the Company concluded a 10-year $700m bond offering, priced at 3.75% per annum. The bonds were issued on 1 October 2020 with semi-annual coupons payable in April and October each year and the bonds are repayable on 1 October 2030.

The $750m, $300m and the new $700m rated bonds are fully and unconditionally guaranteed by the group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36    Capital Management (continued)

Gearing ratio (Adjusted Net debt to Adjusted EBITDA)

	US Dollars
Figures in millions	2020	2019	2018

Adjusted net debt from continuing operations
Borrowings - non-current portion (note 26)	1,789	1,299	1,911
Lease liabilities - non-current portion (note 16)	116	126
Borrowings - current portion (note 26)	142	734	139
Lease liabilities - current portion (note 16)	37	45	—
Total borrowings	2,084	2,204	2,050
Less: cash and cash equivalents (note 24)	(1,330)	(456)	(329)
Net debt	754	1,748	1,721

Adjustments:
IFRS16 lease adjustments	(106)	(119)	—
Corporate office lease	—	—	(9)
Unamortised portion of borrowing costs	23	16	13
Cash restricted for use (note 23)	(73)	(64)	(66)
Adjusted net debt	597	1,581	1,659

The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula.
Adjusted EBITDA from continuing operations
Profit (loss) before taxation	1,589	619	445
Add back:
Finance costs and unwinding of obligations (note 7)	177	172	168
Interest income	(27)	(14)	(8)
Amortisation of tangible, intangible and right of use assets (note 4)	570	583	558
Other amortisation	6	6	11
Associates and joint ventures’ adjustments for amortisation, interest, taxation and other	168	149	158
EBITDA	2,483	1,515	1,332

Adjustments:
Foreign exchange and other (gains) losses	—	12	9
Dividend income	(2)	—	(2)
Retrenchment and related costs	2	7	4
Care and maintenance costs (note 6)	—	47	39
Impairment, derecognition of assets and (profit) loss on disposal	1	6	7
Profit on disposal of joint ventures	(19)	—	—
Loss (gain) on non-hedge derivatives and other commodity contracts	5	(5)	2
Associates and joint ventures’ share of costs	—	(2)	(3)
Adjusted EBITDA (as defined in the Revolving Credit Agreements)	2,470	1,580	1,388
Gearing ratio (Adjusted net debt to Adjusted EBITDA)	0.24:1	1.00:1	1.20:1
Maximum debt covenant ratio allowed per agreement	3.5:1	3.5:1	3.5:1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37    SUBSEQUENT EVENTS

    Dividend declaration: On 22 February 2021, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 705 South African cents (assuming an exchange rate of ZAR 14.7/$, the gross dividend payable per ADS is equivalent to 48 US cents).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti Limited, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America). The following is condensed consolidating financial information for the Company as of 31 December 2020, 2019 and 2018 and for the years ended 31 December 2020, 2019 and 2018, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Figures in millions (US dollars)	2020	2020	2020	2020	2020
Condensed consolidating income statement	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue from product sales	—	—	4,427	—	4,427
Cost of sales	—	—	(2,699)	—	(2,699)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	(14)	(5)	(19)
Gross profit (loss)	—	—	1,714	(5)	1,709
Corporate administration, marketing and other income (expenses)	(38)	(15)	(8)	(7)	(68)
Exploration and evaluation costs	—	—	(124)	—	(124)
Impairment, derecognition of assets and profit (loss) on disposal	—	—	(1)	—	(1)
Other income (expenses)	(16)	(4)	(40)	3	(57)
Operating profit (loss)	(54)	(19)	1,541	(9)	1,459
Interest income	3	7	17	—	27
Dividend received	9	—	(7)	—	2
Foreign exchange and other gains (losses)	(3)	1	2	—	—
Finance costs and unwinding of obligations	(11)	(119)	(63)	16	(177)
Share of associates and joint ventures’ profit (loss)	—	—	444	(166)	278
Equity gain (loss) in subsidiaries	1,126	1,263	—	(2,389)	—
Profit (loss) before taxation	1,070	1,133	1,934	(2,548)	1,589
Taxation	(74)	—	(551)	—	(625)
Profit (loss) after taxation from continuing operations	996	1,133	1,383	(2,548)	964
Discontinued operations
Profit (loss) from discontinued operations	(43)	—	5	45	7
Profit (loss) for the period	953	1,133	1,388	(2,503)	971
Allocated as follows:
Equity shareholders
- Continuing operations	996	1,133	1,365	(2,548)	946
- Discontinued operations	(43)	—	5	45	7
Non-controlling interests
- Continuing operations	—	—	18	—	18
	953	1,133	1,388	(2,503)	971
Comprehensive income (loss)	1,077	1,251	1,427	(2,660)	1,095
Comprehensive (income) loss attributable to non-controlling interests	—	—	(18)	—	(18)
Comprehensive income (loss) attributable to AngloGold Ashanti	1,077	1,251	1,409	(2,660)	1,077

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in millions (US dollars)	2019	2019	2019	2019	2019
Condensed consolidating income statement	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue from product sales	—	—	3,525	—	3,525
Cost of sales	(1)	—	(2,625)	—	(2,626)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	5	—	5
Gross profit (loss)	(1)	—	905	—	904
Corporate administration, marketing and other income (expenses)	(41)	(6)	(17)	(18)	(82)
Exploration and evaluation costs	—	—	(112)	—	(112)
Impairment, derecognition of assets and profit (loss) on disposal	—	(3)	(6)	3	(6)
Other income (expenses)	(10)	3	135	(211)	(83)
Operating profit (loss)	(52)	(6)	905	(226)	621
Interest income	3	6	5	—	14
Foreign exchange and other gains (losses)	—	(4)	(8)	—	(12)
Finance costs and unwinding of obligations	(16)	(106)	(56)	6	(172)
Share of associates and joint ventures’ profit (loss)	—	—	154	14	168
Equity gain (loss) in subsidiaries	302	815	—	(1,117)	—
Profit (loss) before taxation	237	705	1,000	(1,323)	619
Taxation	32	—	(282)	—	(250)
Profit (loss) after taxation from continuing operations	269	705	718	(1,323)	369
Discontinued operations
Profit (loss) from discontinued operations	(281)	—	(95)	—	(376)
Profit (loss) for the period	(12)	705	623	(1,323)	(7)

Allocated as follows:
Equity shareholders
- Continuing operations	269	705	713	(1,323)	364
- Discontinued operations	(281)	—	(95)	—	(376)
Non-controlling interests
Continuing operations	—	—	5	—	5
	(12)	705	623	(1,323)	(7)
Comprehensive income (loss)	2	717	618	(1,330)	7
Comprehensive (income) loss attributable to non-controlling interests	—	—	(5)	—	(5)
Comprehensive income (loss) attributable to AngloGold Ashanti	2	717	613	(1,330)	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in millions (US dollars)	2018	2018	2018	2018	2018
Condensed consolidating income statement	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Revenue from product sales	—	—	3,336	—	3,336
Cost of sales	(2)	—	(2,582)	—	(2,584)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	(2)	—	(2)
Gross profit (loss)	(2)	—	752	—	750
Corporate administration, marketing and other income (expenses)	(12)	(20)	(13)	(31)	(76)
Exploration and evaluation costs	—	—	(98)	—	(98)
Impairment, derecognition of assets and profit (loss) on disposal	—	1	(9)	1	(7)
Other income (expenses)	(10)	10	(70)	(9)	(79)
Operating profit (loss)	(24)	(9)	562	(39)	490
Interest income	—	4	4	—	8
Dividend received	2	—	—	—	2
Foreign exchange and other gains (losses)	—	(6)	(3)	—	(9)
Finance costs and unwinding of obligations	(16)	(107)	(45)	—	(168)
Share of associates and joint ventures’ profit (loss)	5	—	108	9	122
Equity gain (loss) in subsidiaries	142	490	—	(632)	—
Profit (loss) before taxation	109	372	626	(662)	445
Taxation	23	—	(235)	—	(212)
Profit (loss) after taxation from continuing operations	132	372	391	(662)	233
Discontinued operations
Profit (loss) from discontinued operations	1	—	(84)	—	(83)
Profit (loss) for the period	133	372	307	(662)	150

Allocated as follows:
Equity shareholders
- Continuing operations	132	372	374	(662)	216
- Discontinued operations	1	—	(84)	—	(83)
Non-controlling interests
- Continuing operations	—	—	17	—	17
	133	372	307	(662)	150
Comprehensive income (loss)	(8)	320	301	(604)	9
Comprehensive (income) loss attributable to non-controlling interests	—	—	(17)	—	(17)
Comprehensive income (loss) attributable to AngloGold Ashanti	(8)	320	284	(604)	(8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in millions (US dollars)	2020	2020	2020	2020	2020
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible and right of use assets	2	—	3,001	22	3,026
Intangible assets	1	—	132	(1)	131
Investments in subsidiaries, associates and joint ventures	3,859	5,019	1,609	(8,835)	1,651
Other investments	1	3	185	(2)	188
Inventories	—	—	69	—	69
Trade and other receivables	28	33	203	(29)	235
Deferred taxation	—	—	7	—	7
Cash restricted for use	—	—	31	—	31
	3,891	5,055	5,237	(8,845)	5,338
Current assets
Inventories, trade and other receivables, intergroup balances and other current assets	84	812	1,574	(1,508)	962
Cash restricted for use	—	—	42	—	42
Cash and cash equivalents	176	572	582	—	1,330
	260	1,384	2,198	(1,508)	2,334
Assets held for sale	—	—	—	—	—
	260	1,384	2,198	(1,508)	2,334

Total assets	4,151	6,439	7,435	(10,353)	7,672

EQUITY AND LIABILITIES
Share capital and premium	7,214	6,096	807	(6,903)	7,214
Retained earnings (accumulated losses) and other reserves	(3,519)	(1,694)	2,369	(675)	(3,519)
Shareholders’ equity	3,695	4,402	3,176	(7,578)	3,695
Non-controlling interests	—	—	45	—	45
Total equity	3,695	4,402	3,221	(7,578)	3,740

Non-current liabilities	128	1,724	1,121	—	2,973
Current liabilities including intergroup balances	328	313	3,093	(2,775)	959
Liabilities held for sale	—	—	—	—	—
Total liabilities	456	2,037	4,214	(2,775)	3,932
Total equity and liabilities	4,151	6,439	7,435	(10,353)	7,672

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in millions (US dollars)	2019	2019	2019	2019	2019
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets and right of use assets	4	—	2,740	6	2,750
Intangible assets	1	—	123	(1)	123
Investments in subsidiaries, associates and joint ventures	2,646	4,612	1,459	(7,136)	1,581
Other investments	2	2	74	(2)	76
Inventories	—	—	93	—	93
Trade and other receivables	—	29	122	(29)	122
Deferred taxation	105	—	—	—	105
Cash restricted for use	—	—	31	—	31
	2,758	4,643	4,642	(7,162)	4,881
Current assets
Other investments	—	10	—	—	10
Inventories, trade and other receivables, intergroup balances and other current assets	333	619	1,247	(1,317)	882
Cash restricted for use	—	—	33	—	33
Cash and cash equivalents	12	102	342	—	456
	345	731	1,622	(1,317)	1,381
Assets held for sale	253	—	348	—	601
	598	731	1,970	(1,317)	1,982

Total assets	3,356	5,374	6,612	(8,479)	6,863
EQUITY AND LIABILITIES
Share capital and premium	7,199	6,096	837	(6,933)	7,199
Retained earnings (accumulated losses) and other reserves	(4,559)	(2,715)	1,668	1,047	(4,559)
Shareholders’ equity	2,640	3,381	2,505	(5,886)	2,640
Non-controlling interests	—	—	36	—	36
Total equity	2,640	3,381	2,541	(5,886)	2,676

Non-current liabilities	225	1,031	1,222	—	2,478
Current liabilities including intergroup balances	401	962	2,667	(2,593)	1,437
Liabilities held for sale	90	—	182	—	272
Total liabilities	716	1,993	4,071	(2,593)	4,187
Total equity and liabilities	3,356	5,374	6,612	(8,479)	6,863

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in millions (US dollars)	2018	2018	2018	2018	2018
Condensed consolidating statement of financial position	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Non-current assets
Tangible assets	625	—	2,756	—	3,381
Intangible assets	1	—	123	(1)	123
Investments in subsidiaries, associates and joint ventures	2,383	4,255	1,398	(6,508)	1,528
Other investments	2	3	138	(2)	141
Inventories	1	—	105	—	106
Trade and other receivables	—	29	102	(29)	102
Cash restricted for use	—	—	35	—	35
	3,012	4,287	4,657	(6,540)	5,416
Current assets
Other investments	—	6	—	—	6
Inventories, trade and other receivables, intergroup balances and other current assets	390	416	1,166	(1,111)	861
Cash restricted for use	—	—	31	—	31
Cash and cash equivalents	7	97	225	—	329
	397	519	1,422	(1,111)	1,227

Total assets	3,409	4,806	6,079	(7,651)	6,643
EQUITY AND LIABILITIES
Share capital and premium	7,171	6,096	821	(6,917)	7,171
Retained earnings (accumulated losses) and other reserves	(4,519)	(3,310)	1,406	1,904	(4,519)
Shareholders’ equity	2,652	2,786	2,227	(5,013)	2,652
Non-controlling interests	—	—	42	—	42
Total equity	2,652	2,786	2,269	(5,013)	2,694

Non-current liabilities	319	1,734	1,103	—	3,156
Current liabilities including intergroup balances	438	286	2,707	(2,638)	793
Total liabilities	757	2,020	3,810	(2,638)	3,949
Total equity and liabilities	3,409	4,806	6,079	(7,651)	6,643

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in millions (US dollars)	2020	2020	2020	2020	2020
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	(100)	(18)	1,948	(2)	1,828
Net movement in intergroup receivables and payables	29	(218)	191	(2)	—
Dividends received from joint ventures	—	148	—	—	148
Taxation paid	—	—	(431)	—	(431)
Net cash inflow (outflow) from operating activities from continuing operations	(71)	(88)	1,708	(4)	1,545
Net cash inflow (outflow) from operating activities from discontinued operations	74	—	35	—	109
Net cash inflow (outflow) from operating activities	3	(88)	1,743	(4)	1,654
Cash flows from investing activities
Capital expenditure	—	—	(701)	—	(701)
Interest capitalised and paid	—	—	—	(17)	(17)
Acquisition of intangible assets	(1)	—	—	—	(1)
Proceeds from disposal of tangible assets	1	—	2	—	3
Dividends from other investments	9	—	—	—	9
Other investments acquired	—	—	(8)	—	(8)
Proceeds from disposal of other investments	—	9	—	—	9
Proceeds from disposal of joint ventures	—	26	—	—	26
Net loans repaid by (advanced to) associates and joint ventures	10	2	—	—	12
Disposal (acquisition) of subsidiaries and recognition of joint operation	(10)	(8)	10	10	2
Proceeds from disposal of discontinued assets and subsidiaries	205	—	—	(5)	200
Decrease (increase) in cash restricted for use	1	—	(10)	—	(9)
Interest received	3	8	16	—	27
Net cash inflow (outflow) from investing activities from continuing operations	218	37	(691)	(12)	(448)
Net cash inflow (outflow) from investing activities from discontinued operations	(24)	—	(7)	—	(31)
Cash in subsidiaries sold and transferred to held for sale	—	—	3	—	3
Net cash inflow (outflow) from investing activities	194	37	(695)	(12)	(476)
Cash flows from financing activities
Increase in share capital	—	—	10	(10)	—
Proceeds from borrowings	133	2,050	43	—	2,226
Repayment of borrowings	(193)	(2,050)	(114)	—	(2,357)
Finance costs paid	(7)	(98)	(30)	17	(118)
Other borrowing costs	—	(33)	—	—	(33)
Dividends paid	(38)	—	(9)	—	(47)
Intergroup dividends received (paid)	52	652	(704)	—	—
Net cash inflow (outflow) from financing activities from continuing operations	(53)	521	(804)	7	(329)
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	—	—	—
Net cash inflow (outflow) from financing activities	(53)	521	(804)	7	(329)
Net increase (decrease) in cash and cash equivalents	144	470	244	(9)	849
Translation	20	—	(4)	9	25
Cash and cash equivalents at beginning of year	12	102	342	—	456
Cash and cash equivalents at end of year	176	572	582	—	1,330

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in millions (US dollars)	2019	2019	2019	2019	2019
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	(59)	(8)	1,165	4	1,102
Net movement in intergroup receivables and payables	35	(205)	177	(7)	—
Dividends received from joint ventures	—	77	—	—	77
Taxation refund	—	—	7	—	7
Taxation paid	—	—	(228)	—	(228)
Net cash inflow (outflow) from operating activities from continuing operations	(24)	(136)	1,121	(3)	958
Net cash inflow (outflow) from operating activities from discontinued operations	58	—	31	—	89
Net cash inflow (outflow) from operating activities	34	(136)	1,152	(3)	1,047
Cash flows from investing activities
Capital expenditure	—	—	(703)	—	(703)
Interest capitalised and paid	—	—	—	(6)	(6)
Proceeds from disposal of tangible assets	—	—	3	—	3
Other investments acquired	—	—	(9)	—	(9)
Proceeds from disposal of other investments	—	—	3	—	3
Investments in associates and joint ventures	—	—	(5)	—	(5)
Net loans repaid by (advanced to) associates and joint ventures	17	4	(1)	—	20
Increase in investment in subsidiary	(16)	—	—	16	—
Disposal (acquisition) of subsidiaries	—	(8)	8	—	—
Interest received	3	5	6	—	14
Net cash inflow (outflow) from investing activities from continuing operations	4	1	(698)	10	(683)
Net cash inflow (outflow) from investing activities from discontinued operations	(46)	—	(8)	—	(54)
Cash in subsidiaries sold and transferred to held for sale	—	—	(6)	—	(6)
Net cash inflow (outflow) from investing activities	(42)	1	(712)	10	(743)
Cash flows from financing activities
Increase in share capital	—	—	16	(16)	—
Proceeds from borrowings	130	—	38	—	168
Repayment of borrowings	(124)	—	(41)	—	(165)
Finance costs paid	(10)	(102)	(31)	6	(137)
Dividends paid	(28)	—	(15)	—	(43)
Intergroup dividends received (paid)	44	242	(286)	—	—
Net cash inflow (outflow) from financing activities from continuing operations	12	140	(319)	(10)	(177)
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	—	—	—
Net cash inflow (outflow) from financing activities	12	140	(319)	(10)	(177)
Net increase (decrease) in cash and cash equivalents	4	5	121	(3)	127
Translation	1	—	(4)	3	—
Cash and cash equivalents at beginning of year	7	97	225	—	329
Cash and cash equivalents at end of year	12	102	342	—	456

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

38    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Figures in millions (US dollars)	2018	2018	2018	2018	2018
Condensed consolidating statement of cash flow	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Cash flows from operating activities
Cash generated from (used by) operations	(93)	(18)	1,034	8	931
Net movement in intergroup receivables and payables	73	(215)	130	12	—
Dividends received from joint ventures	—	91	—	—	91
Taxation refund	—	—	5	—	5
Taxation paid	—	—	(171)	—	(171)
Net cash inflow (outflow) from operating activities from continuing operations	(20)	(142)	998	20	856
Net cash inflow (outflow) from operating activities from discontinued operations	(27)	—	28	—	1
Net cash inflow (outflow) from operating activities	(47)	(142)	1,026	20	857
Cash flows from investing activities
Capital expenditure	—	—	(575)	—	(575)
Proceeds from disposal of tangible assets	—	—	4	6	10
Dividends from other investments	2	—	—	—	2
Other investments acquired	—	—	(13)	—	(13)
Proceeds from disposal of other investments	—	—	7	—	7
Investments in associates and joint ventures	—	—	(8)	—	(8)
Net loans repaid by (advanced to) associates and joint ventures	9	10	(2)	—	17
Disposal (acquisition) of subsidiaries	—	(7)	7	—	—
Decrease (increase) in cash restricted for use	—	1	(6)	(1)	(6)
Interest received	—	1	4	—	5
Net cash inflow (outflow) from investing activities from continuing operations	11	5	(582)	5	(561)
Net cash inflow (outflow) from investing activities from discontinued operations	207	—	19	—	226
Net cash inflow (outflow) from investing activities	218	5	(563)	5	(335)
Cash flows from financing activities
Proceeds from borrowings	407	45	301	—	753
Repayment of borrowings	(570)	(80)	(317)	—	(967)
Finance costs paid	(12)	(102)	(16)	—	(130)
Other borrowing costs	—	(10)	—	—	(10)
Dividends paid	(24)	—	(15)	—	(39)
Intergroup dividends received (paid)	25	360	(386)	1	—
Net cash inflow (outflow) from financing activities from continuing operations	(174)	213	(433)	1	(393)
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	—	—	—
Net cash inflow (outflow) from financing activities	(174)	213	(433)	1	(393)
Net increase (decrease) in cash and cash equivalents	(3)	76	30	26	129
Translation	(1)	—	22	(26)	(5)
Cash and cash equivalents at beginning of year	11	21	173	—	205
Cash and cash equivalents at end of year	7	97	225	—	329

PAGE LEFT BLANK INTENTIONALLY

KIBALI (JERSEY) LIMITED
Consolidated Financial Statements for the Three Years Ended
31 December 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Kibali (Jersey) Limited,
Jersey, Channel Islands

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited (the Company) and subsidiaries as of 31 December 2020, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at 31 December 2020, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

London, United Kingdom
26 March 2021

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 and 2018

		31 Dec	31 Dec	31 Dec
	Note	2020	2019	2018
		US$’000	US$’000	US$’000

REVENUE
Gold sales	4	1,440,328	1,122,940	1,041,035
Other income	5	2,204	170	56,838
TOTAL INCOME		1,442,532	1,123,110	1,097,873

COSTS AND EXPENSES
Mining and processing costs	6	670,138	688,796	772,259
Royalties		67,547	52,792	45,249
Exploration and corporate expenditure	7	6,274	13,686	6,154
Other expenses	5	37,477	6,021	45,288
TOTAL COSTS		781,436	761,295	868,950

Finance income	8	6,912	4,370	3,380
Finance costs	8	(6,460)	(3,973)	(4,465)
Finance income/costs – net		452	397	(1,085)
Share of profits of equity accounted joint venture	25	239	34	132
PROFIT BEFORE INCOME TAX		661,788	362,246	227,970

Income tax expense	9	(157,090)	(61,934)	(15,972)

PROFIT FOR THE YEAR		504,698	300,312	211,998
OTHER COMPREHENSIVE EXPENSE
Gain/(Loss) on investment in marketable securities		6	(5)	(17)
TOTAL COMPREHENSIVE INCOME		504,704	300,307	211,981

PROFIT FOR THE YEAR
Attributable to:
Owners of the parent		472,533	288,401	207,750
Non-controlling interest		32,164	11,911	4,248
		504,697	300,312	211,998
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		472,539	288,396	207,733
Non-controlling interest		32,164	11,911	4,248
		504,703	300,307	211,981

The accompanying notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT 31 DECEMBER 2020, 2019 and 2018

		31 Dec	31 Dec	31 Dec
	Note	2020	2019	2018
		US$’000	US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	10	1,846,746	1,892,847	1,988,533
Mineral properties	11	366,053	404,432	454,479
Long term ore stockpiles	14	36,875	52,685	28,510
Investment in equity accounted joint venture	25	550	343	387
Other investments in joint venture	25	22,790	20,795	21,479
Total investment in joint venture	25	23,340	21,138	21,866
Trade and other receivables	13	185,768	140,987	137,852
Deferred tax asset	12	—	9,647	27,265
TOTAL NON-CURRENT ASSETS		2,458,782	2,521,736	2,658,505

CURRENT ASSETS
Inventories and ore stockpiles	14	90,487	95,003	93,036
Trade and other receivables	13	29,699	89,047	112,982
Investment in marketable securities		9	3	9
Cash and cash equivalents	22	944,233	452,692	123,931
TOTAL CURRENT ASSETS		1,064,428	636,745	329,958
TOTAL ASSETS		3,523,210	3,158,481	2,988,463

EQUITY AND LIABILITIES
Equity
Share capital	15	5	5	5
Share premium	15	2,523,612	2,523,612	2,523,612
Retained earnings		655,005	462,972	324,571
Other reserve		(36)	(42)	(37)
Equity attributable to owners of the parent		3,178,586	2,986,547	2,848,151
Non-controlling interest	16	55,743	23,579	11,668
TOTAL EQUITY		3,234,329	3,010,126	2,859,819

NON-CURRENT LIABILITIES
Loans and borrowings [1]	17	—	1,507	1,526
Lease liabilities	17	50,457	43,821	27,465
Deferred tax liability	12	89,609	—	—
Provision for rehabilitation	18	28,364	25,516	23,640
TOTAL NON-CURRENT LIABILITIES		168,430	70,844	52,631

CURRENT LIABILITIES
Lease liabilities	17	14,674	11,105	11,425
Trade and other payables	19	66,881	45,460	59,770
Provision for rehabilitation	18	803	1,024	—
Current tax payable		38,093	19,922	4,818
TOTAL CURRENT LIABILITIES		120,451	77,511	76,013
TOTAL EQUITY AND LIABILITIES		3,523,210	3,158,481	2,988,463

The consolidated financial statements were approved by the Board of Directors on 26 March 2021 and signed on its behalf by:

Graham Shuttleworth
Director

The accompanying notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 and 2018

					Total equity
					attributable	Non-
US$’000	Share	Share	Retained	Other	to owners of	controlling	Total
	capital	premium	earnings	reserves	the parent	interest	equity

Balance at 1 January 2018	5	2,523,612	293,821	(20)	2,817,418	7,420	2,824,838
Fair value movement on investment in marketable securities	—	—	—	(17)	(17)	—	(17)
Total other comprehensive expense	—	—	—	(17)	(17)	—	(17)
Net profit for the year	—	—	207,750	—	207,750	4,248	211,998
Total comprehensive income/(expense)	—	—	207,750	(17)	207,733	4,248	211,981
Dividend paid (1)	—	—	(177,000)	—	(177,000)	—	(177,000)
Balance at 31 December 2018	5	2,523,612	324,571	(37)	2,848,151	11,668	2,859,819

Balance at 1 January 2019	5	2,523,612	324,571	(37)	2,848,151	11,668	2,859,819
Fair value movement on investment in marketable securities	—	—	—	(5)	(5)	—	(5)
Total other comprehensive expense	—	—	—	(5)	(5)	—	(5)
Net profit for the year	—	—	288,401	—	288,401	11,911	300,312
Total comprehensive income/(expense)	—	—	288,401	(5)	288,396	11,911	300,307
Dividend paid (1)	—	—	(150,000)	—	(150,000)	—	(150,000)
Balance at 31 December 2019	5	2,523,612	462,972	(42)	2,986,547	23,579	3,010,126

Balance at 1 January 2020	5	2,523,612	462,972	(42)	2,986,547	23,579	3,010,126
Fair value movement on investment in marketable securities	—	—	—	6	6	—	6
Total other comprehensive income	—	—	—	6	6	—	6
Net profit for the year	—	—	472,533	—	472,533	32,164	504,697
Total comprehensive income	—	—	472,533	6	472,539	32,164	504,703
Dividend paid (1)	—	—	(280,500)	—	(280,500)	—	(280,500)
Balance at 31 December 2020	5	2,523,612	655,005	(36)	3,178,586	55,743	3,234,329

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
NON-CONTROLLING INTEREST
The non-controlling interest represents the total carrying value of the 10% interest Société Minière de Kilo- Moto SA UNISARL (SOKIMO) has in Kibali Goldmines SA ("Kibali"), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these consolidated financial statements

(1) This balance relates to dividends declared and fully paid up to Shareholders in the period.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 and 2018

		31 Dec	31 Dec	31 Dec
		2020	2019	2018
		US$’000	US$’000	US$’000
Cash Flows From Operating Activities
Cash generated by operations	23	956,870	615,431	473,208
Interest received		4,158	2,683	1,814
Finance cost paid		(299)	(715)	(515)
Dividends received from equity
accounted joint venture	25	65	156	—
Income tax paid		(32,121)	(6,193)	—
Net cash flows generated by operating activities		928,673	611,362	474,507

Cash Flows Related to Investing Activities
Additions of property, plant and equipment		(132,229)	(120,202)	(155,298)
Drawdowns, interest and capital repayments from equity accounted joint venture		(468)	1,900	4,098
Net cash flows used in investing activities		(132,697)	(118,302)	(151,200)

Cash Flows Relating to Financing Activities
Payment of dividends		(280,500)	(150,000)	(177,000)
Principal paid on lease liabilities		(20,753)	(11,110)	(9,579)
Interest paid on lease liabilities		(3,182)	(3,153)	(3,359)
Net cash outflows through financing activities		(304,435)	(164,263)	(189,938)
Net increase in cash and cash equivalents		491,541	328,797	133,369
Cash and cash equivalents at the beginning of the year		452,692	123,895	(9,474)
Cash and cash equivalents at the end of the year		944,233	452,692	123,895

Cash and cash equivalents include the following for the purpose of the consolidated statement of cash flow:

Cash and cash equivalents		944,233	452,692	123,931
Bank overdrafts	19	—	—	(36)
Cash and cash equivalents		944,233	452,692	123,895

Bank overdrafts are classified as cash and cash equivalents as they form an integral part of cash management and fluctuate from positive to overdrawn.

The accompanying notes form part of these consolidated financial statements

1. STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing these special purpose consolidated financial statements for Kibali (Jersey) Limited and its subsidiaries as at December 31, 2020, 2019 and 2018 and for each of the three years in the period ended December 31, 2020, in conformity with lnternational Financial Reporting Standards as issued by the lnternational Accounting Standards Board. The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the group, and for identifying and ensuring that the group complies with the law and regulations applicable to their activities. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors confirm that suitable accounting policies have been used and applied consistently for the periods presented. They also confirm that reasonable and prudent judgments and estimates have been made in preparing these special purposes consolidated financial statements and that applicable accounting standards have been followed.

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

On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain it have had a significant effect on commodity prices and capital markets. We have adopted certain operating procedures to respond to Covid-19, and to date, our operations have not been significantly impacted by the pandemic.

NEW STANDARDS AND INTERPRETATIONS APPLIED
The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to 1 January 2020 which have been adopted by the Group for the first time this year.

Effective period commencing on or after
Amendments to Existing Standards
IFRS 3	Amendments to IFRS 3 Business Combinations: Definition of a Business	1 Jan 2020
IAS 1 and IAS 8	Amendments to IAS 1 and IAS 8: Definition of Material	1 Jan 2020
IFRS 9, IAS 37 and IFRS 7	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform	1 Jan 2020
	Amendments to References to the Conceptual Framework in IFRS Standards	11 Jan 2020

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW STANDARDS AND INTERPRETATIONS APPLIED (CONTINUED)

Certain new standards, amendments and interpretations to existing standards have been published and are relevant to the Group’s activities and are mandatory for the Group’s accounting periods beginning 1 January 2020, or later periods and which the Group has decided not to early adopt. These include the following, and are not expected to have any material impact:

Effective period commencing on or after
IFRS 17	Insurance contracts including amendments to IFRS 17	01-Jan-23
IAS 1	Amendments to IAS 1: Classification of Liabilities as Current or Non-current	01-Jan-23
IFRS 3, IAS 16 and IAS37	Amendments to IFRS 3: Business Combinations, IAS 16: Property, Plant and Equipment and IAS 37: Provisions, Contingency Liabilities and Contingency Assets	01-Jan-22
IFRS 1, IFRS 9, IFRS 16 and IAS 41	Annual Improvements to IFRS (2018-2020 Cycle)	01-Jan-22
IFRS 16	Amendment to IFRS 16 Leases Covid 19-Related Rent Concessions	01-Jun-20

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

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Stripping costs
In surface mining operations, the Group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalised until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the Group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
•It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the Group;
•The Group can identify the component of the ore body for which access has been improved; and
•The costs relating to the stripping activity associated with that component or components can be measured reliably.

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

Depreciation and amortisation
Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis. In FY2020 and FY2019, an ounces produced method was used to calculate depreciation. In FY2018, the tonnes milled unit of production approach was used to calculate depreciation. The change in method used from tonnes milled to ounces produced, represented a change in estimate during FY2019. The directors believe the ounces produced method gives the best indication of plant and infrastructure usage.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Depreciation and amortisation are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated contained ounces in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves and the portion of resources reflect estimated quantities of economically recoverable reserves and resources, which can be recovered in the future from known mineral deposits. Life of mine contained reserves and resources are used in the contained ounces units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortisation charges. Depreciation of construction and development costs commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the Group’s engineers.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES (CONTINUED)
Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the Group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 2.75g/t with a marginal ore cut-off grade of 1.11g/t.

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

In FY2018, costs were absorbed into ore stockpiles on a tonnes basis, however in FY2019 and FY2020 a contained ounces approach was adopted, which is considered more reflective of the intrinsic value of the ore stockpiles held. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs, directly attributable mine general and administration costs as well as attributable depreciation and amortisation but exclude transport costs, refining costs and royalties. Net realisable value is determined with reference to estimated contained gold and market gold prices.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

INTEREST / BORROWING COSTS

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

FINANCIAL INSTRUMENTS (CONTINUED)
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

FINANCIAL LIABILITIES (CONTINUED)

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

Annual increases in the provision due to the unwinding of the discount are recognized in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

No material uncertain tax positions exist as at 31 December 2020, nor as at 31 December 2019 or 2018. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

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

The lease liabilities were measured at the present value of the remaining lease payments, discounted with the rate determined by reference to the estimated incremental borrowing average rate of 6.81% p.a. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

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

On adoption of IFRS 16, the Group recognised right-of-use assets and lease liabilities as follows:

Classification under IAS 17	Right-of-use assets	Lease liabilities
Operating leases	the carrying value that would have resulted from IFRS 16 being applied from the commencement date of the leases, subject to the practical expedients noted above.	Measured at the present value of the remaining lease payments discounted using the Group’s incremental borrowing rate as at 1 January 2019
Finance Leases	Measured based on the carrying values for the lease assets and liabilities immediately before the date of initial application (i.e. carrying values brought forward, unadjusted).

The following table presents the impact of adopting IFRS 16 on the statement of financial position as at 1 January 2019:

	31 December 2018 As originally Presented $’000	IFRS 16 adjustment $’000	1 January 2019 $’000
Assets
Right-of-use assets (PP&E at 31.12.18)	4,817	15,949	20,766
Liabilities
Lease liabilities (finance lease liability at 31.12.18)	38,890	15,949	54,839

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

DEMOCRATIC REPUBLIC OF CONGO (DRC) 2018 MINING CODE

In the DRC, the 2018 Mining Code and related amended Mining Regulations came into effect during the first half of 2018 and removed fiscal stability protections under the 2002 Mining Code and introduced a series of potentially significant adverse changes to tax legislation. Kibali has taken legal advice and has been exploring all options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received regarding fiscal stability. Without prejudice to its rights under the stability protections Kibali is currently paying the additional taxes as per the 2018 mining code, while it engages with government. Continued engagement with government has resulted in the submission of an application for a number of exemption and waivers in terms of Article 220 of the 2018 law as part of the group’s efforts to reach a mutually acceptable way forward. Article 220 affords benefits to mining companies in landlocked infrastructural challenged provinces, such as where Kibali is located.

VALUE ADDED TAX (TVA)

Included in trade and other receivables (refer to note 13) is a recoverable TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$153.7 million (2019 :US$147.8 million) (2018 US$180.5 million) owing by the fiscal authorities in the DRC. The Group continues to seek recovery of TVA in the DRC, in line with the Mining Code. The carrying value of the receivable has been assessed considering factors such as the level of receipts and tax offsets in the period and to date, the impact of the settlement agreement reached in Q4 2018 (see below), relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgement exists in assessing recovery of these receivables as whilst the TVA balance is considered collectible, uncertainty exists regarding the timing of receipts and offsets.

Kibali reached an agreement with the Ministry of Finance in late 2018 on the reimbursement of the refundable TVA balance. The agreement allowed for US$40.0 million to be refunded initially, while the remaining balance would be settled on an offset basis against other taxes with potential for further cash receipts. As part of the settlement in 2018, the Group agreed to write off US$20.6 million of the outstanding TVA receivable which was recorded as an expense (note 5) and the DRC Government agreed to redenominate historical TVA from Congolese Francs (CDF) into US dollars based on the historical exchange rates applicable at the date of original submissions of the overdue TVA. This latter revision gave rise to a US$56.7 million foreign exchange gain recorded in the income statement (note 5). During 2019, whilst limited cash refunds were received, Kibali continued to offset the TVA balance against other taxes, as per the 2018 agreement. In early 2020, Kibali reached another redenomination agreement for the period from September 2018 to February 2020 that gave rise to a foreign exchange gain of $4.3 million recorded in the income statement (note 5). Also, in the current year, following receipt of limited tax offsets, the DRC Government indicated that offsets and cash repayments would be suspended as a result of liquidity constraints due to the global COVID-19 pandemic.

3. KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

VALUE ADDED TAX (TVA) (CONTINUED)

Given the continued delays in recovery, the outstanding receivable was discounted by US$50.1 million (2019: US$37.3 million) (2018: US$37.3 million) which required estimates as to the timing of future receipts and the level and timing of future offsets with reference to relevant taxes forecast under the mine plan, historical levels and other factors. The increase in the year was based on a probability weighted scenario analysis that takes into account numerous recoverability profiles, following the DRC Government’s decision in July 2020 to suspend offsets and cash repayments. A discount rate of 7.3% was applied to both the expected cash receipts and the amounts forecasted to be recovered through offsetting across all scenarios in the assessment. Within the scenarios, Management have assumed varying periods of delay in offsets up to a period of 3-years, and have included staggered recovery profiles which best reflects actual recoveries achieved over recent years. A 1% increase/decrease in the discount rate will increase/decrease the provision by US$4.1 million/US$7.1 million. Applying additional weighting to the staggered recovery profiles would increase the provision by US$1.4 million.

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
Future cash flows are based on estimates of:
•The quantities of the proven and probable reserves and certain limited ore resources being those for which there is a high degree of confidence in economic extraction;
•Future production levels;
•Future commodity prices; including oil forecast at US$65bbl (2019: US$70bbl) (2018: US$70bbl);
•Future cash cost of production and capital expenditure associated with extraction of the reserves and certain limited ore resources in the approved mine plan;
•Future gold prices – a gold price curve was used for the impairment calculations starting at a US$1 700/oz gold price (2019: US$1 350oz) (2018: US$1 250/oz). A gold price of US$1 700/oz was used for the 2021 year, with the price assumption remaining level for years thereafter at US$1 400/oz
•A real discount rate equivalent to 10.3% pre-tax (2019: real 8.7%) (2018: nominal 8.6%, with an inflation rate of 2.5% applied

A reduction in forward gold prices in excess of 29% or an increase in the discount rate to 27.1% is required to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves based on a range of US$1 000 to US$1 300/oz gold price, pit dependant with majority (85%) at $1 200 (2019: US$1 200/oz) (2018: US$1 000/oz).

OPEN CAST MINE STRIPPING

The Group capitalises costs, associated with stripping activity, to expose the orebody, within mining assets. Judgement is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgement over the eligible costs. The Group capitalised US$12.2 million (2019 US$9.1 million) (2018: US$9.2 million) to stripping assets with a net book value of US$19.1 million (2019: US$8.6 million) (2018: US$5.5 million). The capitalised stripping costs relate to three open cast satellite pits KCD, Sessenge and Gorumbwa. The Group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgement as to the relevant section of the orebody for depreciation.

3. KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

CAPITALISATION AND DEPRECIATION
There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced or tonnes milled. The directors believe the ounces produced method is the best indication of plant and infrastructure usage. The change in method used from tonnes milled to ounces produced in 2019 resulted in changes to estimates during that financial year. Refer to note 2 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves and certain limited resources in the units of production calculations, with assessments involving the Group’s mining, capital and geology departments. Proven and probable reserves and certain limited resources are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves and certain limited resources of the underground mine, as the infrastructure provides access to the future mining areas.

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
2020 2019 2018
US$/oz 1,2002 1,200 1,000

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

2 A gold price range of US$1 000 to US$1 300/oz was used, pit dependant, with the majority (85%) at $1 200/oz

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

FUTURE REHABILITATION OBLIGATIONS
The net present value of current rehabilitation estimates have been discounted to their present value using a real risk free rate of 0% (2019: 0.5%) (2018: 0.5%) per annum, with cash flows adjusted for a market risk rate of 10% being the prevailing risk free interest rates at the time. The majority of expenditure is expected to be incurred at the end of the mine life. The Group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation (when nominal discount rate used).
For further information, including the carrying amounts of the liabilities, refer to Note 18. A 0.25% change in the discount rate on the Group’s rehabilitation estimates would result in an impact of US$1 million (2019: US$1.0 million at 0.25% real) (2018: US$3.1 million at 1% nominal) on the provision for environmental rehabilitation, and an impact of US$0.2 million (2019: US$0.2 million) (2018: US$0.2 million) on the statement of comprehensive income.

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

3. KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

RECOVERY OF DEFERRED TAX ASSETS

Management have recognised a deferred tax liability of US$89.6 million (2019: US$9.6 million deferred tax asset) (2018: US$27.3 million deferred tax asset). The Group had to apply judgement in determining the recoverable amount of deferred tax assets recognized in prior year. Deferred tax assets are recognised to the extent that their utilisation is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the applicable DRC tax code having due consideration to the tax stability protections, as detailed in the "DRC 2018 Mining Code" above. Although Kibali has a deferred tax liability in financial year 2020 accumulated losses carried forward, can still be utilised.

4. REVENUE

The company has disaggregated revenue into various categories in the following table, which is intended to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic date.

	31 Dec 2020 US$’000	31 Dec 2019 US$’000	31 Dec 2018 US$’000
Primary geographic market
Democratic Republic of Congo	1,440,328	1,122,940	1,041,035
	1,440,328	1,122,940	1,041,035
Product type
Gold doré	1,437,297	1,120,743	1,041,035
Silver [3]	3,031	2,197	—
	1,440,328	1,122,940	1,041,035
Timing of transfer of goods
Point in time	1,440,328	1,122,940	1,041,035
	1,440,328	1,122,940	1,041,035

3 In 2018 the silver sales was insignificant and therefore not shown under revenue but rather as a credit to cost of sales. Whilst silver sales remain immaterial, these have been recorded as revenue for completeness.

5. OTHER INCOME AND EXPENSES

	31 Dec 2020	31 Dec 2019	31 Dec 2018
	US$’000	US$’000	US$’000
Other Income:
Other income	169	170	174
Net foreign exchange gains	2,035	—	56,664
	2,204	170	56,838

Refer to TVA in note 3 for details of the foreign exchange gains in 2020 and 2018 included above that relate to the settlement agreement reached with the DRC Government in Q4 2018.

The total other income is not considered to be part of the main revenue generating activities and as such the Group presents this income separately from revenue.

5. OTHER INCOME AND EXPENSES (CONTINUED)

	31 Dec 2020	31 Dec 2019	31 Dec 2018
	US$’000	US$’000	US$’000
Other Expenses:
Management Fee	4,667	4,563	4,478
COVID-19 specific costs	18,608	—	—
Net foreign exchange loss	—	1,458	2,917
Provision for impairment against TVA receivable and related expenses	14,202	—	37,893
	37,477	6,021	45,288

For the financial year 2020, the provision for impairment against TVA movement of US$14.2m is made up of a US$1.4m write off, of third party VAT, and an increase of US$12.8m in the discounting provision of TVA. The US$18.6 relates to COVID-19 specific costs, notably laboratory testing facilities on the mine, personal protective equipment for staff and local area, donations and a local medical clinic and testing center.

For the financial year 2018, the discounting provision movement relates to US$37.9m, which is made up of US$20.6m write off, of TVA (as part of the TVA settlement agreement) and an increase of US$17.3m increase in the discounting provision.

Also refer to note 3 for details regarding the net foreign exchange gains incurred.

6. MINING AND PROCESSING COSTS

	31 Dec 2020	31 Dec 2019	31 Dec 2018
	2020	2019	2018
	US$’000	US$’000	US$’000
Mining and processing costs comprise:
Mine production costs	249,395	263,608	264,122
Movement in production inventory and ore stockpiles	2,924	(32,953)	(12,154)
Depreciation and amortisation	241,311	282,180	329,519
Other mining and processing costs	176,508	175,961	190,772
	670,138	688,796	772,259

7. EXPLORATION AND CORPORATE EXPENDITURE

	31 Dec 2013	31 Dec 2012	31 Dec 2011
	2020	2019	2018
	US$’000	US$’000	US$’000
Exploration and corporate expenditure comprises:
Exploration expenditure	4,295	7,123	3,213
Corporate expenditure	1,979	6,563	2,941
	6,274	13,686	6,154

8. FINANCE INCOME AND COSTS

	31 Dec 2012	31 Dec 2012	31 Dec 2011
	2020	2019	2018
	US$’000	US$’000	US$’000
Finance income comprise:
Bank interest	2,664	1,389	20
Interest received – loans and receivables	4,248	2,981	3,360
Total finance income	6,912	4,370	3,380

Finance costs comprise:
Interest expense on finance lease	(4,869)	(3,153)	(3,359)
Interest paid on overdrafts	(1,215)	(289)	(515)
Unwinding of discount on provisions for Rehabilitation	(376)	(531)	(591)
Total finance costs	(6,460)	(3,973)	(4,465)
Net finance income/(costs)	452	397	(1,085)

9. INCOME TAXES

		31 Dec	31 Dec	31 Dec
		2020	2019	2018
		US$’000	US$’000	US$’000
Current taxation		57,834	44,316	—
Deferred taxation	12	99,256	17,618	15,972
		157,090	61,934	15,972

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the Group’s operations.

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Profit before tax	661,787	362,246	227,970
Tax calculated at the DRC effective tax rate of 30%	198,537	108,674	68,391
Reconciling items:
Exempt income	(54,694)	(54,359)	(50,569)

Other differences	13,247	7,619	(1,850)
Taxation charges	157,090	61,934	15,972

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. Included in current taxation for 2019 is an amount of US$15.5 million paid in respect of 2018. This payment arose as a result of the application of a provision in the 2018 Mining Code restricting the application of unredeemed capital allowances against taxable income to 60% of such taxable income. The Group has previously resisted the application of this provision on the basis of the stability protection in the 2002 Mining Code. However, during 2019, at the time of making the final 2018 corporate tax payment, the Group had, under duress, applied the restriction on the utilisation of unredeemed capital allowances, resulting in an additional charge of US$15.5 million to current taxation and an equivalent increase in the deferred tax asset. Kibali have capital allowances for deduction against future mining income which are partially offset by accelerated capital allowances on property, plant and equipment. Kibali (Jersey) Limited’s estimated tax deductions carried forward at 31 December 2020 amounted to US$355.7 million (2019: US$450.4 million) (2018: US$477.1 million) at the tax rate of 30% which are reduced by accelerated capital allowances to result in a net deferred tax asset recorded up to the financial year 2019. In the current year, the group has a deferred tax liability of US$89.6 million. Refer to note 3 for details of the 2018 Mining Code and the Group’s assessment regarding its fiscal stability protections.

10. PROPERTY, PLANT AND EQUIPMENT

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Mine properties, mine development costs and mine plant facilities and equipment
Cost
Balance at the beginning of the year	3,004,474	2,868,026	2,722,330
Additions	156,831	136,448	145,696
Balance at the end of the year	3,161,305	3,004,474	2,868,026

Accumulated depreciation
Balance at the beginning of the year	(1,111,627)	(879,493)	(614,612)
Depreciation charged for the year	(202,932)	(232,134)	(264,881)
Balance at the end of the year	(1,314,559)	(1,111,627)	(879,493)

Net book value	1,846,746	1,892,847	1,988,533

Long-lived assets and development costs
Included in plant and equipment are long-lived assets and development costs which are amortised on a units of production basis as detailed in note 3 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was US$1 708 million at 31 December 2020 (2019: US$1 784 million) (2018: US$1 903 million). The value of assets under construction included in plant and equipment that are not depreciated is US$232.5 million (2019: US$209.2 million) (2018: US$189.2 million). Refer to note 3 for judgements applied with regards to stripping assets.

Short-lived assets
Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was US$75.9 million at 31 December 2020 (2019: US$66.2 million) (2018: US$66.0 million).

Decommissioning asset
A decommissioning asset has been recognised relating to the rehabilitation liability to the value of US$17.2 million (2019: US$16.1 million) (2018: US$15.5 million) (refer to note 18). Depreciation of the decommissioning asset commenced on 1 October 2013 when the Group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Right of Use assets (ROU)
The net carrying amount of property, plant and equipment includes the following amount in respect of Right of Use asset, which also includes the KAS 1 Limited (“KAS”) assets, previously listed below under finance lease mining assets (refer to note 20).

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000

Finance lease asset	—	—	4,817
ROU Assets	46,175	26,503	—
	46,175	26,503	4,817

11. MINERAL PROPERTIES

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortisation
At the beginning of the year	(340,660)	(290,613)	(225,975)
Charge for the year	(38,379)	(50,047)	(64,638)
At the end of the year	(379,039)	(340,660)	(290,613)

Net book value	366,053	404,432	454,479

Mineral properties represent the amounts attributable to licence interest on the purchase of Moto Goldmines Limited (Moto) in 2009. The balance has been amortised over the life of mine on a unit of production basis since the Group commenced commercial production on 1 October 2013.

12. DEFERRED TAXATION

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	9,647	27,265	43,237
Statement of comprehensive (charge)/credit	(99,256)	(17,618)	(15,972)
At the end of the year	(89,609)	9,647	27,265

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	355,742	450,408	477,104
Accelerated capital allowances	(445,351)	(440,761)	(449,839)
Net deferred taxation (liability) / asset	(89,609)	9,647	27,265

The Group’s capital allowance pools have no time restriction for utilisation. Refer to Note 3 for an assessment of the utilisation of this deferred tax asset.

13. TRADE AND OTHER RECEIVABLES

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000

Advances to contractors	608	1,963	3,288
Trade receivables	1,202	26,580	11,114
Prepayments and other receivables	26,940	28,239	33,371
Loan to SOKIMO (refer note 26)	23,933	22,090	20,393
Other receivables	9,110	3,337	2,150
TVA receivables	153,674	147,825	180,518
	215,467	230,034	250,834
Less: Non-current portion
Loan to SOKIMO	23,933	22,090	20,393
Drilling down payment	8,161	—	—
Other loans and receivables (including TVA receivables)	153,674	118,897	117,459

	185,768	140,987	137,852

Current portion	29,699	89,047	112,982

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA receivables and TVA and duties on fuel balances have been discounted with a provision of US$50.1 million (2019: US$37.3 million) (2018: US$37.3 million) recognised and nil (2019: nil, 2018: US$20.6 million) was written off as part of the settlement agreement with the DRC Government (note 3). The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Company does not hold any collateral as security. Refer to note 22 for further information on the concentration of credit risk.

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

The balance of “other receivables” includes loans to related parties of US$0.2 million (2019: US$ 1.5 million) (2018: US$1.5 million). These loans have no terms of repayment. All non-current receivables are due after 12 months.

14. INVENTORIES AND ORE STOCKPILES

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Gold on hand	6,878	13,086	4,425
Consumables stores	72,544	64,201	66,099
Ore stockpiles	40,620	62,642	44,116
Gold in process	7,320	7,759	6,906
	127,362	147,688	121,546
Less: Non-current portion
Ore stockpiles	36,875	52,685	28,510

Current portion	90,487	95,003	93,036

All inventory and ore stockpiles are stated at the lower of cost or net realisable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

15.    SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 10 000 (2019: 10 000) (2018: 10 000) for the total value of US$10 000 (2019: US$10 000) (2018: US$10 000). All issued shares are fully paid. The total number of issued shares at 31 December 2020 was 4 648 shares (2019: 4 648) (2018: 4 648).

Barrick Gold (Kibali) Limited (Barrick) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4 648 outstanding ordinary shares.

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Movement in the number of ordinary shares outstanding:
Balance at 1 January	5	5	5
Shares issued	—	—	—
Balance at 31 December	5	5	5

Movement in share premium:
Balance at 1 January	2,523,612	2,523,612	2,523,612
Shares issued	—	—	—
Balance at 31 December	2,523,612	2,523,612	2,523,612

16.    NON-CONTROLLING INTEREST

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000

Balance at 1 January	23,579	11,668	7,420
Non-controlling interest in results of Kibali Goldmines SA	32,164	11,911	4,248
Balance at 31 December	55,743	23,579	11,668

The non-controlling interest represents the 10% interest SOKIMO has in Kibali Goldmines SA, which is a subsidiary of Kibali (Jersey) Limited.

See summarised financial information for Kibali Goldmines SA at note 21.

17.    LOANS, BORROWINGS AND LEASE LIABILITIES

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Non-current
Lease liabilities	50,457	43,821	27,465
Loan from the Group (refer to note 26)	—	1,507	1,526
	50,457	45,328	28,991
Current
Lease liabilities	14,674	11,105	11,425
	14,674	11,105	11,425
Total loans and borrowings	65,131	56,433	40,416

Lease liabilities
The lease liabilities mainly consist of KAS, in respect of the equipment, which has been transferred to the Group under a previous instalment sale agreement, as well as leases related to the oxygen plant and other minor plant components. Refer to note 10 and note 20 for lease asset disclosures and further details on the lease liabilities respectively. 2018 lease liabilities includes leases related to the KAS lease which were previously shown under Loans and borrowings and have been reclassified to lease liabilities to allow for consistency.

Loan – Barrick
Barrick, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Group. The loan bears no interest and has no fixed terms of repayment.

18.    PROVISION FOR REHABILITATION

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Balance at 1 January	25,516	23,640	23,244
Unwinding of discount	376	531	591
Change in estimates	3,275	2,369	(195)
Total rehabilitation	29,167	26,540	23,640

Current rehabilitation liability	(803)	(1,024)	—
Balance at 31 December C	28,364	25,516	23,640

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 0% (2019: 0.5%) (2018: 0.5%) per annum, being an estimate equivalent to the real risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Management used to 0% due to negative long-term real interest rates in the U.S. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The Group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2033 (2019: 2032) (2018: 2032) for Kibali gold mine.
19.    TRADE AND OTHER PAYABLES

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000

Trade payables	19,984	20,346	29,367
Payroll and other compensations	8,839	6,146	3,171
Bank account in overdraft	—	—	36
Accruals and other payables	38,058	18,968	27,196
	66,881	45,460	59,770

Accruals and other payables include retention, in respect of contracts with suppliers, of US$0.2 million (2019: US$1.2 million) (2018: US$1.9 million).

Trade and other payables are all due within 120 days.

20.    LEASES

On adoption of IFRS 16, the Group recognised right-of-use assets and lease liabilities in relation to leases of mining equipment and plant equipment, which had previously been classified as operating leases.

Right of use assets

Description	31 Dec 2020 US$’000	31 Dec 2019 US$’000
Carrying amount – beginning of the year	26,503	20,766
Additions	28,389	10,994
Depreciation	(8,717)	(5,257)
Carrying value – end of year	46,175	26,503

The right of use asset is measured under the cost model

Lease Liabilities

Description	31 Dec 2020 US$’000	31 Dec 2019 US$’000
As at 1 January	54,926	54,839
Additions	28,389	10,994
Interest expense	4,869	3,153
Lease payments	(23,935)	(14,263)
Foreign exchange movements	882	203
As at 31 December	65,131	54,926

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

21.    SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey
US$’000	Kibali Goldmines SA	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2020
Profit and loss
Total revenue	1,440,328	—	—	1,440,328
Mining and processing costs excluding depreciation	(429,949)	—	1,122	(428,827)
Depreciation and amortisation	(232,804)	(2,017)	(6,490)	(241,311)
Mining and processing costs	(662,753)	(2,017)	(5,368)	(670,138)
Royalties	(67,547)	—	—	(67,547)
Exploration and corporate expenditure	(6,173)	(101)	—	(6,274)
Other income/(expenses) and JV profit	(34,322)	409	(1,121)	(35,034)
Finance costs	(195,192)	—	188,732	(6,460)
Finance income	4,389	12,785	(10,262)	6,912
Profit before income tax	478,730	11,076	171,981	661,787
Income tax expense	(157,090)	—	—	(157,090)
Net profit for the year	321,640	11,076	171,981	504,697

Capital expenditure	156,831	—	—	156,831
Total assets	3,762,098	10,862,319	(11,101,207)	3,523,210
Total liabilities	(3,403,586)	(7,093,329)	10,208,034	(288,881)

Year ended 31 December 2019
Profit and loss
Total revenue	1,122,940	—	—	1,122,940
Mining and processing costs excluding depreciation	(408,001)	—	1,384	(406,617)
Depreciation and amortisation	(268,736)	(1,579)	(11,864)	(282,179)
Mining and processing costs	(676,737)	(1,579)	(10,480)	(688,796)
Royalties	(52,792)	—	—	(52,792)
Exploration and corporate expenditure	(13,606)	(80)	—	(13,686)
Other income/(expenses) and JV profit	(4,610)	177	(1,384)	(5,817)
Finance costs	(196,905)	(8)	192,940	(3,973)
Finance income	2,759	12,789	(11,178)	4,370
Profit before income tax	181,049	11,299	169,898	362,246
Income tax expense	(61,934)	—	—	(61,934)
Net profit for the year	119,115	11,299	169,898	300,312

Capital expenditure	140,876	—	—	140,876
Total assets	3,302,116	10,330,673	(10,474,308)	3,158,481
Total liabilities	(3,265,246)	(6,494,171)	9,611,062	(148,355)

21. SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey
US$’000	Kibali Goldmines SA	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2018
Profit and loss
Total revenue	1,041,035	—	—	1,041,035
Mining and processing costs excluding depreciation	(444,147)	—	1,407	(442,740)
Depreciation and amortisation	(309,696)	(1,744)	(18,079)	(329,519)
Mining and processing costs	(753,843)	(1,744)	(16,672)	(772,259)
Royalties	(45,249)	—	—	(45,249)
Exploration and corporate expenditure	(6,084)	(70)	—	(6,154)
Other (expenses)/income and JV profit	12,552	537	(1,407)	11,682
Finance costs	(191,543)	(29)	187,107	(4,465)
Finance income	1,578	12,980	(11,178)	3,380
(Loss)/Profit before income tax	58,446	11,674	157,850	227,970
Income tax expense	(15,972)	—	—	(15,972)
Net (loss)/profit for the year	42,474	11,674	157,850	211,998

Capital expenditure	145,696	—	—	145,696
Total assets	3,052,902	8,183,627	(8,248,066)	2,988,463
Total liabilities	(3,135,151)	(4,410,200)	7,416,707	(128,644)

22.    FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the Group is exposed to gold price, currency, interest rate, credit and liquidity risks. In order to manage these risks, the Group may enter into transactions which make use of on-balance sheet derivatives, but none were entered into in 2020, 2019 or 2018. The Group does not acquire, hold or issue derivatives for trading purposes. The Group has developed a risk management process to facilitate, control and monitor these risks.

Foreign exchange and commodity price risk
In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily Euro, British Pound, South African Rand, Congolese Franc and Australian Dollar). As a result, the Group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the Group does not enter into derivatives to manage these currency risks and none existed in 2020, 2019 or 2018. Generally, the Group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2020, 2019 and 2018. Gold sales are made in US dollars and do not expose the Group to any currency fluctuation risk. The Group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

	31 Dec 2020	31 Dec 2019	31 Dec 2018
	$’000	$’000	$’000
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
Congolese Franc (CDF)	313	2,289	18
Euro (EUR)	82	63	613
South African Rand (ZAR)	229	299	102
British Pound (GBP)	7	11	22
Australian Dollar (AUD)	418	10	—

Trade and other receivables includes balances denominated in foreign currencies, which are not significant.

Trade and other payables includes balances denominated in foreign currencies, which are not significant

The sensitivities are based on financial assets and liabilities held at 31 December 2020 where balances were not denominated in the functional currency of the Group. The sensitivities do not take into account the Group’s income and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

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

The directors believe that the working capital resources, by way of internal sources and overdraft facilities, are sufficient to the Group’s currently foreseeable future business requirements.

	Amount $’000	Effective rate for year
Cash and cash equivalents:
All less than 90 days (2020)	944,233	0.75%
All less than 90 days (2019)	452,692	0.88%
All less than 90 days (2018)	123,931	0.99%

22.    FINANCIAL RISK MANAGEMENT (CONTINUED)

Concentration of credit risk
In normal circumstances, the Group’s cash balances do not give rise to a concentration of credit risk because it endeavours to deal with a variety of major financial institutions wherever possible. For cash and equivalents, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. Where possible, our cash and equivalents are held with AAA rated financial institutions. Due to the Group’s current inability to repatriate as a result of the new mining code, a large portion of cash is held with lower rated financial institutions, however measures have been initiated and all avenues are being considered to reallocate the deposits to banks with higher ratings in order to manage the credit risk exposure. All cash balances under the Company’s control or joint control are free from assignment or other charges. Cash held in banks in the DRC by Kibali is subject to administrative steps prior to repatriation. At year-end, the group had US$888m of cash in country, an increase of US$441m year on year. Management further assessed any expected credit losses, which was considered immaterial. In forming this assessment, the Company considered the history of the banking relationships, knowledge of the DRC economy and credit rating reports for the DRC banks to evaluate liquidity and any indications of increased credit risk associated with the institutions.

The Group applies IFRS 9 to measure expected credit losses for receivables and loans including other investments in joint ventures and loans to non-controlling interests, these are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold doré, the Group’s principal product, is produced in the DRC. The gold doré is refined and sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. Further, the Group is not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$153.7 million (2019: US$147.8 million; 2018: US$180.5 million) that was past due. Refer to note 3. This could result in credit risk for the Group.

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

	31 Dec 2020	31 Dec 2019	31 Dec 2018
	$’000	$’000	$’000
Capital risk management
Borrowings and trade and other payables	132,012	102,917	100,186
Less: cash and cash equivalents	(944,233)	(452,692)	(123,931)
Net borrowings, trade and other payables	(812,221)	(349,775)	(23,745)

Total equity	3,234,329	3,010,126	2,859,819
Total capital	2,422,911	2,660,351	2,836,074
Gearing ratio	-33%	-13%	-1%

Maturity analysis
The following table analyses the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected Future interest payments
	$'000	$'000	$'000
At 31 December 2020
Financial liabilities
Within 1 year in demand	66,880	14,674	2,553
Later than 1 year and no later than 5	—	69,299	117
After 5 years	—	—	—
Total	66,880	83,973	2,670

At 31 December 2019
Financial liabilities
Within 1 year in demand	46,484	11,105	2,030
Later than 1 year and no later than 5	—	45,328	2,373
After 5 years	—	—	—
Total	46,484	56,433	4,403

At 31 December 2018
Financial liabilities
Within 1 year in demand	59,770	11,425	2,966
Later than 1 year and no later than 5	—	28,991	5,780
After 5 years	—	—	127
Total	59,770	40,416	8,873

23.    CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000

Profit before income taxation	661,787	362,246	227,970
Adjustments for:
Interest received (Note 8)	(6,912)	(4,370)	(3,380)
Finance cost (Note 8)(4)	6,460	3,973	3,874
Share of profits of equity accounted joint venture	(239)	(34)	(132)
Depreciation and amortisation	241,311	282,180	329,519
Foreign exchange loss / (gain) (Note 5)	(2,035)	1,458	(53,747)
TVA write off agreement (Note 5)	1,462	—	20,584
Movement in discounting provision on TVA (Note 5)	12,740	—	17,309
	914,574	645,453	541,997
Effects of changes in operating working capital items
Receivables	2,167	3,998	(12,286)
Inventories	20,325	(26,142)	(35,536)
Trade and other payables	19,804	(7,878)	(20,967)
Cash generated from operations	956,870	615,431	473,208

Other non-cash items include changes in rehabilitation provision estimates of US$2.5 million (2019: US$1.8 million) (2018: US$0.2 million) and TVA offsets US$4.9 million (2019: US$ 40.9 million) (2018: US$4.0 million).

(4) The 2018 finance cost balance excludes $591k relating to unwinding of discount on provisions for rehabilitation.

23. CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS (CONTINUED)

Cash flows relating to loans and borrowings within financing activities comprises the following movements in finance lease liabilities:

	Non-current	Current	Total
	loans and	loans and
	borrowings	borrowings
	US$’000	US$’000	US$’000

At 1 January 2018	40,350	7,596	47,946
Cash flows:
Lease repayments	—	(12,938)	(12,938)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2017	(12,885)	12,885	—
Interest and capital accrued	—	3,882	3,882
At 31 December 2018	27,465	11,425	38,890

At 1 January 2019	27,465	11,425	38,890
Lease repayments	15,246	703	15,949
Cash flows:
Lease repayments	—	(14,263)	(14,263)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2018	(7,162)	7,162	—
Interest and capital accrued		3,356	3,356
Lease additions	8,272	2,722	10,994
At 31 December 2019	43,821	11,105	54,926

At 1 January 2020	43,821	11,105	54,926
Cash flows:
Lease repayments		(23,935)	(23,935)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2019	(15,825)	15,825	—
Interest and capital accrued	—	5,818	5,818
IFRS 16 lease additions	22,461	5,861	28,322
At 31 December 2020 [1]	50,457	14,674	65,131

1 Refer to note 20 and the consolidated cash flow statements on page F-109.

24.    COMMITMENTS AND CONTINGENT LIABILITIES

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Capital expenditure contracted for at statement of financial position date but not yet incurred is:

Property, plant and equipment	22,227	29,593	22,687

25.     INVESTMENT IN JOINT VENTURE

Set out below is the summarised financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000
Summarised statement of financial position
Current assets
Cash and cash equivalents	1,630	3,384	3,125
Other current assets (excluding cash)	1,703	5,643	1,988
Total current assets	3,333	9,027	5,113

Other current liabilities (including trade payables)	(1,960)	(6,014)	(1,523)
Total current liabilities	(1,960)	(6,014)	(1,523)

Non-current
Assets	44,972	39,919	39,431
Financial liabilities	(45,248)	(42,248)	(42,248)
Net assets	1,097	684	773

Summarised statement of comprehensive income
Operating profit/(loss)	268	(120)	(21)
Interest income	3,562	3,185	3,440
Interest expense	(3,352)	(2,998)	(3,155)
Profit and total comprehensive income for the period	478	67	264

Dividends received from joint venture	65	156	—

Reconciliation of the summarised financial information presented to the carrying amount of the group's interest in KAS
Opening net assets at 1 January	684	773	509
Profit for the period	478	67	264
Dividends received	(65)	(156)	—
Closing net assets at 31 December	1,097	684	773
Interest in joint venture at 50.1%	550	343	387
Profit for the period at 50.1%	239	34	132

Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	22,790	20,795	21,479
Carrying value	23,340	21,138	21,866

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

26.    RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Barrick Gold (Holdings) Limited	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Barrick Gold (Kibali) Limited	Joint Venture partner
Barrick Gold (Congo) SPRL	Entity under common control (subsidiary of Barrick)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Morila SA	Entity under common control (subsidiary of Barrick)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Barrick
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

	31 Dec	31 Dec	31 Dec
	2020	2019	2018
	US$’000	US$’000	US$’000

Related party transactions
Management fee paid to Barrick Gold (Holdings) Ltd	4,668	4,563	4,478
Refining fees to Rand Refinery (Pty) Limited	5,818	3,444	3,957
Interest received from SOKIMO	1,843	1,697	1,446
Shareholders interest received from KAS	1,494	1,294	1,578
Interest incurred to KAS on the finance lease liability	3,181	2,727	3,359

Amounts included in trade and other receivables owed to / (owing from) related parties
Rand Refinery (Pty) Limited	1,202	26,580	11,114
Loan to SOKIMO	23,933	22,090	20,393
Loan to Barrick Gold (Congo) SPRL	1,569	1,198	616
Loan to KGL Isiro SARL	172	163	97
Loan (from) / to Société des Mines de Loulo SA	(1)	3	22
Loan (from) / to Société des Mines de Tongon SA	(254)	133	32
Loan to Société des Mines de Gounkoto SA	1	—	—
Loan to Société des Mines de Morila SA	—	—	45
Amounts included in other investment in joint venture owing by related parties
Loan to KAS	22,790	20,795	21,479

Amounts included in loans and borrowings owed to related parties
Loan from Barrick Gold (Holdings) Ltd	(1,302)	(1,507)	(1,526)
Finance lease liability with KAS	(41,524)	(39,681)	(38,890)

SOKIMO has a 10% interest in Kibali Goldmines SA, a subsidiary of the group.

The key management personnel are considered to be the board of Kibali and Kibali (Jersey) Limited. None of the directors receive any remuneration for performing their director duties.

26. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

Rand Refinery (Pty) Limited (Rand Refinery) is an associate of AngloGold Ashanti. Kibali has incurred refining costs of US$5.8 million in the year (2019: US$3.4 million) (2018: US$3.9 million). US$1 440m (2019: US$1 123 million) (2018: US$1 041 million) of gold and silver was sold by Rand Refinery under the contract with Kibali in which Rand Refinery is the stated agent.

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

27.    SUBSIDIARIES AND NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the Company and all of its subsidiaries and jointly controlled entities at 31 December 2020. The Company, the principal subsidiaries and their interests are:

		% of	Country of
		Interest	incorporation
			and
			residence

Company	Kibali (Jersey) Ltd		Jersey
Subsidiary	Border Energy East Africa (Pty) Ltd	100%	Uganda
Subsidiary	Moto (Jersey) 1 Ltd	100%	Jersey
Subsidiary	Kibali 2 (Jersey) Ltd	100%	Jersey
Subsidiary	0858065 B.C. Limited	100%	Canada
Subsidiary	Moto Goldmines Australia Pty Ltd	100%	Australia
Subsidiary	Kibali Goldmines SA	90%	DRC
Jointly controlled entity	KAS 1 Limited	50.1%	Jersey

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

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited (last amended 10 June 2020)	Filed herewith

Exhibit 19.2.1
Indenture for guaranteed debt securities among AngloGold Ashanti Holdings plc, as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee, dated as of 28 April 2010
Incorporated by reference to Exhibit 4.2 to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form F-3 (Nos. 333-182712 and 333-182712-02) filed with the Securities and Exchange Commission on 17 July 2012

Exhibit 19.2.2	Form of 6.50% Notes due 2040 and related Guarantee	Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34725) filed with the Securities and Exchange Commission on 28 April 2010

Exhibit 19.2.3	Form of 5.125% Notes due 2022 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc's report on Form 6-K (Nos. 001-14846 and 001-34725) filed with the Securities and Exchange Commission on 30 July 2012

Exhibit 19.2.4	Form of 3.75% Notes due 2030 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc's report on Form 6-K (Nos. 001-14846 and 001-34725) filed with the Securities and Exchange Commission on 1 October 2020

Exhibit 19.2.5	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	Filed herewith

Exhibit 19.2.6
Amended and Restated Deposit Agreement dated as of 3 June 2008 among AngloGold Ashanti Limited, The Bank of New York Mellon as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder
Incorporated by reference to Exhibit 1 to AngloGold Ashanti Limited’s Registration Statement on Form F-6 (No. 333-159248) filed with the Securities and Exchange Commission on 14 May 2009

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

Exhibit 19.4.4.1
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

Exhibit Number	Description	Remarks

Exhibit 19.4.5.1	Employment contract of Kelvin Paul Michael Dushnisky — Chief Executive Officer with effect from 1 September 2018	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 12 February 2019

Exhibit 19.4.5.2	Employment contract of Kandimathie Christine Ramon — Interim Chief Executive Officer with effect from 1 September 2020	Filed herewith

Exhibit 19.4.5.3	Employment contract of Ian Kramer — Interim Chief Financial Officer with effect from 1 September 2020	Filed herewith

Exhibit 19.4.6
Stock Purchase Agreement dated as of 8 June 2015, among AngloGold Ashanti North America Inc., a Colorado corporation, AngloGold Ashanti USA Incorporated, a Delaware corporation, AngloGold Ashanti (Colorado) Corp., a Delaware corporation, GCGC LLC, a Colorado limited liability company, and Newmont Mining Corporation, a Delaware corporation, and AngloGold Ashanti Limited, a South African public company
Incorporated by reference to AngloGold Ashanti Limited's report on Form 6-K (No.001-14846) filed with the Securities and Exchange Commission on 19 February 2016

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries	Filed herewith

Exhibit 19.12.1	Certification of Christine Ramon as Interim Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.12.2	Certification of Ian Kramer as Interim Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm	Filed herewith

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm	Filed herewith

EXHIBIT 19.8

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES AT 31 DECEMBER 2020

		Shares held		Holding	Percentage held
		2020	2019		2020	2019
Principal subsidiaries and controlled operating entities(1)
AngloGold Ashanti Australia Limited(2)	2	257,462,077	257,462,077	I	100	100
AngloGold Ashanti Holdings plc	6	5,326,550,917	5,326,550,917	D	100	100
AngloGold Ashanti USA Incorporated	10	235	235	D	100	100

Operating entities
AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	4,167,084,999	4,167,084,999	I	100	100
AngloGold Ashanti (Ghana) Limited(3)	4	132,419,584	132,419,584	I	100	100
AngloGold Ashanti (Iduapriem) Limited	4	66,270	66,270	I	100	100
Cerro Vanguardia S.A.	1	13,875,000	13,875,000	I	92.5	92.50
Geita Gold Mining Limited	9	123,382,772	123,382,772	I	100	100
Mineração Serra Grande S.A.	3	1,999,999	1,999,999	I	100	100
Société AngloGold Ashanti de Guinée S.A.	5	3,486,134	3,486,134	I	85	85

Joint venture operating entities
Kibali (Jersey) Limited(4)	7	2,324	2,324	I	50	50
Société des Mines de Morila S.A.(5)	8	—	400	I	—	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.(6)	8	—	41,000	I	—	41

Unincorporated joint operation
Tropicana joint operation	2	n/a	n/a	I	70	70

D - Direct Holding
I - Indirect Holding

(1)    All the operations in South Africa, including, Mine Waste Solutions and Mponeng were held by the parent company, AngloGold Ashanti Limited. The South African operations were sold effective 30 September 2020 .
(2)    Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.
(3)    Operates the Obuasi mine in Ghana.
(4)    Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.
(5)    Sold, effective 10 November 2020.
(6)    Sold, effective 30 December 2020.

1	Argentina	6	Isle of Man
2	Australia	7	Jersey
3	Brazil	8	Mali
4	Ghana	9	Tanzania
5	Republic of Guinea	10	United States of America

EXHIBIT 19.12.1
CERTIFICATION

I, Kandimathie Christine Ramon, certify that:

1.I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB;
c.Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):
a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 26 March 2021

/s/ Kandimathie Christine Ramon
Kandimathie Christine Ramon
Interim Chief Executive Officer

EXHIBIT 19.12.2
CERTIFICATION

I, Ian Kramer, certify that:

1.I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB;
c.Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):
a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 26 March 2021

/s/ Ian Kramer
Ian Kramer
Interim Chief Financial Officer

EXHIBIT 19.13

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AngloGold Ashanti Limited (the “Company”) on Form 20-F for the period ending 31 December 2020, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.    The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 26 March 2021            /s/ Kandimathie Christine Ramon
                    Name: Kandimathie Christine Ramon
                    Title: Interim Chief Executive Officer

Date: 26 March 2021            /s/ Ian Kramer
                    Name: Ian Kramer
                    Title: Interim Chief Financial Officer

Exhibit 19.15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113789) and the Registration Statement on Form F-3 (No. 333-230651) of AngloGold Ashanti Limited of our reports dated 26 March 2021, with respect to the consolidated financial statements of AngloGold Ashanti Limited and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended 31 December 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Inc.

Johannesburg, Republic of South Africa
26 March 2021

Exhibit 19.15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AngloGold Ashanti Limited
Johannesburg, South Africa

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-113789) and Form F-3 (No. 333-230651) of AngloGold Ashanti Limited of our report dated 26 March 2021, relating to the consolidated financial statements of Kibali (Jersey) Limited which appears in this Annual Report on Form 20-F of AngloGold Ashanti Limited.

/s/ BDO LLP

London, United Kingdom
26 March 2021

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI LIMITED
/s/ Ian Kramer

Name	:	Ian Kramer
Title	:	Interim Chief Financial Officer
Date	:	26 March 2021