Form 20-F
period 2021-12-31
ANGLOGOLD ASHANTI LTD
filed 2022-03-30
CIK 1067428

As filed with the Securities and Exchange Commission on 30 March 2022

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
FOR THE FINANCIAL YEAR ENDED 31 December 2021
Commission file number: 1-14846
AngloGold Ashanti Limited
(Exact Name of Registrant as Specified in its Charter)
Republic of South Africa
(Jurisdiction of Incorporation or Organisation)
112 Oxford Road , Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of Principal Executive Offices)

Kandimathie Christine Ramon, Chief Financial Officer, Telephone: +27 116376019
E-mail: cramon@anglogoldashanti.com, 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
American Depositary Shares	AU	New York Stock Exchange
Ordinary Shares	AU	New York Stock Exchange*
3.375% Notes due 2028	AU/28	New York Stock Exchange
3.75% Notes due 2030	AU/30	New York Stock Exchange
6.50% Notes due 2040	AU/40	New York Stock Exchange
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

Ordinary Shares of 25 ZAR cents each	417,501,452

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes x No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No x

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

PRESENTATION OF INFORMATION

AngloGold Ashanti Limited

In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold, AngloGold Ashanti, AGA, the company, the Company, we, us, our, the group and the Group are references to AngloGold Ashanti Limited including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti Limited.

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

In this annual report, references to rand, ZAR or R are to the lawful currency of the Republic of South Africa, references to US dollar, dollar, USD, US$ or $ are to the lawful currency of the United States, references to € or Euro are to the lawful currency of the European Union, references to ARS or Argentinean peso are to the lawful currency of Argentina, references to AUD, Australian dollar or A$ are to the lawful currency of Australia, references to BRL or Brazilian real are to the lawful currency of Brazil, references to TZS or Tanzanian shilling are to the lawful currency of the United Republic of Tanzania, references to Ghanaian cedi, GHS, cedi or Gh¢ are to the lawful currency of Ghana, references to GBP, British pounds or £ are to the lawful currency of the United Kingdom, references to Canadian dollar, CAD or C$ are to the lawful currency of Canada and references to Colombian peso or COP are to the lawful currency of Colombia.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce” and “average gold price received per ounce”, which are not IFRS measures. An investor should not consider these items in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

While the Gold Institute has provided definitions for the calculation of total cash costs net of by-product revenue, and during June 2013, the World Gold Council published a Guidance Note (which was updated in November 2018) on “all-in sustaining costs” and “all-in costs” metrics, the calculation of total cash costs net of by-product revenue, total cash costs per ounce, all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “—Glossary of selected terms—Financial terms—Total cash costs net of by-product revenue”, “—Glossary of selected terms—Financial terms—All-in sustaining costs” and “—Glossary of selected terms—Financial terms—All-in costs”. Nevertheless, AngloGold Ashanti believes that total cash costs net of by-product revenue, all-in sustaining costs and all-in costs in total and per ounce as well as “average gold price received per ounce” are useful indicators to investors and management as they provide:

•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker, on an attributable basis. The key metrics are based on the attributable ounces, gold income, total cash costs net of by-product revenue, all-in costs and all-in sustaining costs from each operation and as a consequence includes our share of the total cash costs net of by-product revenue, all-in costs and all-in sustaining costs of our joint ventures that are accounted for on the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e., if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the World Gold Council’s Guidance Note on Non-GAAP Metrics -All-in Sustaining and All-In Costs.

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

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three years in the period ended 31 December 2021 is presented herein. See “Item 5A: Operating Results—Non-GAAP analysis”.

Discontinued Operations

On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited (“Harmony”). On 30 September 2020, the transaction closed and, on 1 October 2020, Harmony took effective control of AngloGold Ashanti’s remaining South African producing assets and related liabilities. The South African asset sale was assessed as a major geographical area of operations and part of a single co-ordinated plan to dispose of a major geographical area of operations. Accordingly, AngloGold Ashanti’s remaining South African producing assets and related liabilities were recorded as discontinued operations for the years ended and as at 31 December 2020 and 31 December 2019. In addition, AngloGold Ashanti sold its interests in the Morila and Sadiola gold mines in Mali in November and December 2020, respectively. None of AngloGold Ashanti’s Malian assets were recorded as discontinued operations.

Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders, equity shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 20-F, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to “Item 3D: Risk Factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

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
Non-foreign operation: An entity with a functional currency, the same as the parent company (ZAR), which differs from the group presentation currency (USD).
Non-sustaining project capital or growth capital (expenditure): Capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.

Rated bonds: The $750 million 3.375 percent bonds due 2028, the $700 million 3.75 percent bonds due 2030 and the $300 million 6.50 percent bonds due 2040.
Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely Africa (DRC, Ghana, Guinea and Tanzania), Australia and the Americas (Argentina and Brazil); the South African operations were sold during 2020.

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
Sustaining capital (expenditure): Capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output.

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

Currencies

$, US$, USD, US dollar or dollar	United States dollar
ARS or Argentinean peso	Argentinean peso
A$, AUD or Australian dollar	Australian dollar
BRL or Brazilian real	Brazilian real
C$, CAD or Canadian dollar	Canadian dollar
COP or Colombian peso	Colombian peso
€ or Euro	European euro
GHS, Gh¢, Ghanaian cedi or cedi	Ghanaian cedi
TZS or Tanzanian shilling	Tanzanian shilling
ZAR, R, South African rand or rand	South African rand
£, GBP or British pound	British pound

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
Contained gold or Contained copper: The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade: Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development: The process of accessing an orebody through shafts and/or tunneling in underground mining operations.
Development stage property: A development stage property is a property that has Mineral Reserve disclosed, but no material extraction.
Diorite: An igneous rock formed by the solidification of molten material (magma).
Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Economically viable: Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.

Electrowinning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning.

Exploration results: Exploration results are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.

Exploration stage property: An exploration stage property is a property that has no Mineral Reserve disclosed.
Exploration target: An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource.

Feasibility Study (FS): A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A Feasibility Study is more comprehensive, and with a higher degree of accuracy, than a Prefeasibility Study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.

Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase.

Gold Produced: Refined gold in a saleable form derived from the mining process.
Grade: The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short tonne for gold bearing material or Percentage copper (%Cu) for copper bearing material.

Greenschist: A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite.
Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.

Initial assessment (also known as concept study, scoping study and conceptual study): An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.

Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation.
Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.
Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Metallurgical plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products).

Metallurgical recovery factor (MetRF): A measure of the efficiency in extracting gold from the ore.
Milling: A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also “Comminution”).
Mine call factor (MCF): The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust.
Mining recovery factor (MRF): This factor reflects a mining efficiency factor relating to the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.

Mineral Reserve: A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Mineral Resource: A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.

Modifying Factors: Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Mineral Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate: The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.
Preliminary Feasibility Study (Prefeasibility Study or PFS): is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A Prefeasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A Prefeasibility study is more comprehensive and results in a higher confidence level than an initial assessment.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.
Production stage property: A production stage property is a property with material extraction of Mineral Reserve.
Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource.
Qualified Person: A Qualified Person is an individual who is (1) A mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) An eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.

Quartz: A hard mineral consisting of silica dioxide found widely in all rocks.
Recovered grade: The recovered mineral content per unit of ore treated.
Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
Refining: The final purification process of a metal or mineral.
Regulation S-K 1300: On 31 October 2018, the United States Securities and Exchange Commission adopted the amendment Subpart 1300 (17 CFR 229.1300) of Regulation S-K along with the amendments to related rules and guidance in order to modernise the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with the final rule amendments (Regulation S-K 1300) for the first fiscal year beginning on or after 1 January 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending 31 December 2021 and will continue to do so going forward. As part of its rulemaking to modernise its disclosure requirements, the SEC rescinded Industry Guide 7, which accordingly is not applicable to the Company’s current and future disclosures.

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources and Energy, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Resource modification factor (RMF): This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model (e.g. between the Mineral Resource model tonnage and the grade control model tonnage). It is expressed in both a grade and tonnage number.

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
Tonnage: Quantity of material measured in tonnes.
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

Abbreviations

%Cu	Percentage copper
AAGL	AngloGold Ashanti (Ghana) Limited
AAIL	AngloGold Ashanti (Iduapriem) Limited
AARL	Anglo American Research Laboratories
AC	Aircore drilling
ADR	American Depositary Receipt
ADS	American Depositary Share
AFIP	Argentinean Tax Authority
AGAC	AngloGold Ashanti Colombia S.A.S.
AGAG	AngloGold Ashanti (Ghana) Limited
AGAH	AngloGold Ashanti Holdings plc
AGM	Annual General Meeting
AIFR	All injury frequency rate
AISC	All-in sustaining costs
ANLA	Colombian National Environmental Licencing Authority
ANM	Brazilian National Mining Agency
ASX	Australian Securities Exchange
Au	Contained gold
AusIMM	The Australasian Institute of Mining and Metallurgy
B-BBEE	Broad-Based Black Economic Empowerment
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
BIF	Banded iron formation
BIOX	Bacterial oxidation
BLM	United States Federal Bureau of Land Management
BMRR	State of Nevada Division of Environmental Protection’s Bureau of Mining Regulation and Reclamation
bn	Billion
BUS	Blinf Upper Stoping
CDI	Chess Depositary Interests
CdS	Córrego do Sítio
CEO	Chief Executive Officer
CFO	Chief Financial Officer
GFW	Galinheiro Footwall
CHESS	Clearing House Electronic Settlement System
CIL	Carbon-in-leach
CIP	Carbon-in-pulp
COSO	Committee of Sponsoring Organisations of the Treadway Commission
CPI	Consumer Prices index
CSD	Central Securities Depository
CTC	Contributed tax capital
CVSA	Cerro Vanguardia S.A.
DD	Diamond drilling
DEI	Declaration of Environmental Impact
D&I	Diversity and Inclusion
DIAN	Colombian Tax Office
DMRE	South African Department of Mineral Resources and Energy
DRC	Democratic Republic of the Congo
DSP	Deferred Share Plan
EHS	Environmental, health and safety
EIA	Environmental Impact Assessment
EPS	Enhanced Production Scheduler
ERP	Enterprise resource planning
ESG	Environmental, social and governance
EU	European Union
EVP/COO	Executive Vice President/Chief Operating Officer
Exchange Act	United States Securities Exchange Act of 1934, as amended
ExComm	Executive Committee

EY	Ernst & Young Inc.
E4V	Exploring for value
FCA	UK Financial Conduct Authority
FMA	Argentinean Federal Mining Agreement
FS	Feasibility Study
FVTOCI	Fair value through other comprehensive income
FVTPL	Fair value through profit or loss
G or g	Grams
g/t	Grams per metric tonne
GCL	Gramalote Colombia Limited
GDPR	EU General Data Protection Regulation
GGB	Geita Greenstone Belt
GGM	Geita Gold Mine
GhDS	Ghanaian Depositary Share
GHG	Greenhouse gas
GhSE	Ghana Stock Exchange
GISTM	Global Industry Standard on Tailings Management
GJ	Gigajoule
GRI	Global Reporting Initiative
HDSA	Historically disadvantaged South Africans
IASB	International Accounting Standards Board
ICE	Intercontinental Exchange
ICMM	International Council on Mining & Metals
IFRS	International Financial Reporting Standards as issued by the IASB
IIRC	International Integrated Reporting Council
IMF	International Monetary Fund
IRS	United States Internal Revenue Services
iSIMS	Integrated Sustainability Information Management System
IT	Information technology
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	JSE Limited (Johannesburg Stock Exchange)
JV	Joint venture
King IV	The King Report on Corporate Governance for South Africa, 2016
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Square kilometres
Koz	Thousand ounces
LBMA	London Bullion Market Association
LHOS	Long Hole Open Stoping
LIBOR	London Interbank Offer Rate
LOM	Life of mine
LOS	Longitudinal Open Stoping
LRS	Longitudinal Retreat Stoping
LUC	Localised Uniform Conditioning
M or m	Metre or million, depending on the context
MBC	Mining and Building Contractors Limited
MCF	Mine call factor
MCQ	Minera de Cobre Quebradona S.A.S. B.I.C.
MEM	Tanzanian Ministry of Minerals
MetRF	Metallurgical recovery factor
Mlb	Million pounds
MME	Brazilian Ministry of Mines and Energy
MoI	Memorandum of Incorporation
Moz	Million ounces
MPRDA	South African Mineral and Petroleum Resources Development Act, No. 28 of 2002
MPRDAA	South African Mineral and Petroleum Resources Development Amendment Act, No. 49 of 2008
MRF	Mining recovery factor
mRL	Metres relative level

MSG	Mineração Serra Grande S.A.
MSO	Datamine Mineable Shape Optimiser
MSR	Minimum Shareholding Requirement
Mtpa	Million tonnes per annum
NED	Non-Executive Director
NEMA	South African National Environmental Management Act, No. 107 of 1998, as amended
NGER	Australian National Greenhouse and Energy Reporting
NGO	Non-governmental organisation
NHIL	Ghanaian National Health Insurance Levy
NIHL	Noise-induced hearing loss
NSR	Net Smelter Return
NYSE	New York Stock Exchange
OLD	Occupational lung diseases
OTC	Over-The-Counter
Oz or oz	Ounces (troy)
oz/t	Ounces per tonne
PASEA	PTP (AGAG) Smoke Effect Association
PCAOB	Public Company Accounting Oversight Board (United States)
PFIC	Passive foreign investment company
PFS	Preliminary Feasibility Study
PMMC	Precious Minerals Marketing Company Ltd
POPIA	South African Protection of Personal Information Act, No. 4 of 2013
PTP	Pompora Treatment Plant
QKNA	Quantitative Kriging Neighbourhood Analysis
RC	Reverse circulation
Remco	Remuneration and Human Resources Committee
RMF	Resource modification factor
ROM	Run of mine
RRSC	Mineral Resource and Mineral Reserve Steering Committee
SA Companies Act	South African Companies Act, No. 71 of 2008, as amended
SACNASP	South African Council for Natural Scientific Professions
SAG	Société AngloGold Ashanti de Guinée S.A.
SA Income Tax Act	South African Income Tax Act, No. 58 of 1962, as amended
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition
SARB	South African Reserve Bank
SARS	South African Revenue Service
SOX	United States Sarbanes-Oxley Act of 2002, as amended
SASB	Sustainability Accounting Standards Board
SCB	Standard Chartered Bank Ghana PLC
SEC	United States Securities and Exchange Commission
Securities Act	United States Securities Act of 1933, as amended
SMS	Short messaging system
SMU	Selective mining unit
SOFR	Secured Overnight Financing Rate
SOKIMO	Société Minière de Kilo-Moto S.A.
SOMIQ	Société Miniere Internationale du Québec
STT	Securities transfer tax
SWNVF	Southwestern Nevada volcanic field
T or t	Tonnes (metric)
TOS	Transverse Open Stoping
Tpa or tpa	Tonnes per annum
TRA	Tanzanian Revenue Authority
TSF	Tailings storage facility
UC	Uniform Conditioning
UNCITRAL	United Nations Commission on International Trade Law
UNECA	United Nations Economic Commission for Africa
UNGC	United Nations Global Compact
UNGP	United Nations Guiding Principles for Business and Human Rights

UNSDGs	United Nation Sustainable Development Goals
US/U.S./USA/United States	United States of America
US/SA Double Taxation Treaty
Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997

UTM	Universal Transverse Mercator
VAT	Value added tax
VPSHR	Voluntary Principles on Security and Human Rights
WGC	World Gold Council
XBRL	eXtensible Business Reporting Language (including in-line XBRL, i-XBRL)

Note: Rounding of figures in this report may result in computational discrepancies.

PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.    [Reserved]

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

SUMMARY OF RISK FACTORS

1.    Risks Related to AngloGold Ashanti’s Industry

•AngloGold Ashanti is increasingly expected to operate in a sustainable manner and to provide benefits and mitigate adverse impacts to affected communities. Failure to do so can result in legal suits, additional costs to address social or environmental impacts of operations, investor divestment, adverse reputational impacts and loss of “social licence to operate”, and could adversely impact AngloGold Ashanti’s financial condition.
•AngloGold Ashanti is subject to many risks related to the development of existing and new mining projects that may adversely affect its results of operations and profitability.
•AngloGold Ashanti is subject to extensive environmental, health and safety laws and regulations. Failure to comply could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.
•Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.
•AngloGold Ashanti’s ability to replace Mineral Reserve is subject to uncertainty and risks inherent in exploration, technical and economic feasibility studies and other project evaluation activities as well as competition within the industry for attractive mining properties.
•Mining is inherently hazardous and the related risks of events that cause disruptions to AngloGold Ashanti’s mining operations may adversely impact cash flows and overall profitability.
•Mining operations and projects are vulnerable to supply chain disruption such that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.
•AngloGold Ashanti’s operations are vulnerable to infrastructure constraints.
•AngloGold Ashanti faces strong competition and industry consolidation.

2.    Risks Related to AngloGold Ashanti’s Operations and Business

•AngloGold Ashanti’s mineral deposits, Mineral Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.
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
•AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability, public health and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.
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

3.    Risks Related to AngloGold Ashanti’s Corporate and Financing Structure and Strategy

•AngloGold Ashanti expects to have significant financing requirements.
•Sales of large quantities of AngloGold Ashanti’s ordinary shares and American Depositary Shares (“ADSs”), and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.

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

4.    Market Risks

•The price of gold, AngloGold Ashanti’s principal product, and other commodity market price fluctuations could adversely affect the profitability of operations.
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
•Global political and economic conditions could adversely affect the profitability of operations.
•Energy cost increases and power fluctuations and stoppages could adversely impact AngloGold Ashanti’s results of operations and financial condition.
•Concerns about the integrity or reliability of the London Bullion Market Association (“LBMA”) Gold Price Benchmark could adversely affect investor interest in gold and confidence in the gold market.
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
•AngloGold Ashanti’s operations are subject to various climate change-related physical risks which may adversely impact its production activities, mine sites and personnel and/or result in resource shortages or environmental damages.
•Compliance with emerging climate change-related requirements, including stricter regulations and the potential imposition of carbon taxes or emissions cap-and-trading schemes or the elimination of related subsidies, that are expected to be part of any transition to a lower-carbon economy, could result in significant additional costs and expose AngloGold Ashanti to additional liabilities.
•Increasing scrutiny and changing expectations from AngloGold Ashanti’s stakeholders, including communities, governments and NGOs as well as investors, lenders and other market participants, with respect to AngloGold Ashanti’s Environmental, Social and Governance (“ESG”) performance and policies may impose additional costs or expose AngloGold Ashanti to additional risks.
•AngloGold Ashanti’s inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of its financial statements.
•Breaches in cybersecurity and violations of data protection laws may adversely impact or disrupt AngloGold Ashanti’s business.
•U.S. securities laws do not require AngloGold Ashanti to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the company than they might otherwise receive from a comparable U.S. company.

Risks Related to AngloGold Ashanti’s Industry

AngloGold Ashanti is increasingly expected to operate in a sustainable manner and to provide benefits and mitigate adverse impacts to affected communities. Failure to do so can result in legal suits, additional costs to address social or environmental impacts of operations, investor divestment, adverse reputational impacts and loss of “social licence to operate”, and could adversely impact AngloGold Ashanti’s financial condition.

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

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical, as well as potential future, environmental or health impacts in those areas. For example, certain parties, including non-governmental organisations (“NGOs”), community groups and institutional investors, could raise concerns and even threaten or commence litigation, relating to air pollution or surface and groundwater quality, among other issues, in the area surrounding the company’s mines or exploration sites.

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

AngloGold Ashanti is subject to many risks related to the development of existing and new mining projects that may adversely affect its results of operations and profitability.

Development of AngloGold Ashanti’s existing and new mining projects may be subject to unexpected problems and delays that could impact the company’s ability to exploit or operate the relevant project as planned or increase the costs of such relevant project. For example, constraints on the availability of mining and processing equipment, increase in capital and operating costs, skilled labour, utilities, transportation and/or appropriate smelting and refining arrangements could result in delays or increase the costs needed to secure adequate supplies or resources or to construct facilities required for AngloGold Ashanti’s mining operations.

AngloGold Ashanti may prove unable to successfully exploit existing mine sites or to develop potential exploration sites due to, for example, social and community opposition, litigation and governmental regulatory or administrative proceedings, the classification of land covered by mining titles as an environmentally-protected area, ore body grades, the inability of any such project to meet AngloGold Ashanti’s investment hurdle rate, and delays that could result in the expiry of permits. See “—AngloGold Ashanti is subject to extensive environmental, health and safety laws and regulations. Failure to comply could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation”. The remote location of many mining properties, delays in obtaining or failure to obtain necessary environmental and other governmental permits and approvals, the impact of public health crises, epidemics or pandemics (including the COVID-19 pandemic) as well as third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction. For example, in December 2019, AngloGold Ashanti applied for the required environmental authorisations to develop the Quebradona project in Colombia. On 4 November 2021, the National Environmental Licensing Authority of Colombia (Autoridad Nacional de Licencias Ambientales or “ANLA”) officially notified AngloGold Ashanti of its decision to ‘archive’ the environmental license application relating to the Quebradona project. ANLA has neither denied nor granted the license, but deemed that the information provided by AngloGold Ashanti is not enough for this authority to take a substantive decision. On 18 November 2021, AngloGold Ashanti appealed the archiving decision in order to secure further details on the specific additional information ANLA requires to make a determination.

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

AngloGold Ashanti is subject to extensive environmental, health and safety laws and regulations. Failure to comply could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.

AngloGold Ashanti’s operations are subject to extensive environmental, health and safety laws and regulations in the various jurisdictions in which it operates. These regulations, as well as international standards for the industry, establish limits and conditions on the company’s ability to conduct its operations and govern, among other things, extraction, use and conservation of water resources; air emissions (including dust control); water treatment and discharge; regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; safety and health of employees and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings.

The cost of compliance with environmental, health and safety laws and regulations is expected to continue to be significant to AngloGold Ashanti. From time to time, new or updated laws, regulations and standards are introduced and may be more stringent than those to which AngloGold Ashanti is currently subject, including with respect to tailings management and TSFs. See “—Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.” Should compliance with these laws, regulations and standards require a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any incident or failure to comply with applicable regulations, the company’s results of operations and financial condition could be adversely affected. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental, health and safety laws and regulations or the terms of AngloGold Ashanti’s permits. For example, in March 2022, AngloGold Ashanti was informed of an incident involving potentially unauthorised cutting of vegetation by a contractor at the La Colosa project near Cajamarca. The company promptly notified Cortolima, the regional environmental authority in the Tolima department, as well as the national Environmental Ministry of the incident. Cortolima conducted a technical visit to evaluate if any breach of environmental law had occurred. Based on such findings, this authority is expected to determine whether to open a formal environmental investigation. In addition, the company initiated an internal investigation to assess the incident and identify potential mitigation measures, if required, as well as to determine the root cause(s). These investigations are ongoing and, as a result, the company is not able to determine at this time whether this incident violated applicable law or will result in enforcement action against AngloGold Ashanti, including any civil fines against the company or criminal sanctions against any individuals involved in the incident or against any AngloGold Ashanti employees. In some of the jurisdictions in which AngloGold Ashanti operates, the government may enforce a total or partial shutdown of operations to enable investigations into the cause of accidents at those operations. AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement action for non-compliance with health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Failure to comply with applicable environmental, health and safety laws and regulations may also result in the suspension or revocation of operating permits. For example, in Colombia, AngloGold Ashanti’s core mining concession contracts provide that the Colombian mining authority, having regard to due process, could declare the underlying concession void if the company repeatedly or continually breach applicable environmental laws or regulations or engage in acts of corruption or other serious misconduct. In that event, AngloGold Ashanti could be required to abandon the relevant project and, depending on the severity of the violations or misconduct, the Colombian mining authority may cancel its other existing mining concession contracts. Pending proposals for new mining concession contracts could also be cancelled and the company could be banned from doing business with the Colombian government for a period of five years.

AngloGold Ashanti’s ability to obtain and maintain permits and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities. For example, in Colombia, various plaintiffs, including certain governmental authorities and various associations that represent local communities, brought legal proceedings against AngloGold Ashanti in order to stop exploration, development and mining activities in certain areas, in which its exploration projects are located, due to environmental concerns. For instance, a consolidated class action with respect to the La Colosa project is currently pending before the Council of State of Colombia (the highest court for administrative matters) with respect to the impact of the project on the environment. If AngloGold Ashanti does not prevail before the Council of State, it may have to perform one or more technical studies in relation to the La Colosa project, which if they were to conclude that a “threat” to the environment exists, could result in the suspension of certain development activities or even the abandonment of the project. See “Item 8A: Legal Proceedings—Colombia”.

Environmental impacts arising in connection with AngloGold Ashanti’s operations could lead to the imposition of legal obligations, including the remediation of environmental contamination, claims for property damage and personal injury from adjacent communities and restrictions on mining operations. For example, brief gold processing stoppages after environmental incidents, such as pipeline failures or deficiencies in water management systems, have occurred previously at AngloGold Ashanti’s operations. Leaks or discharges of hazardous materials could result in liabilities for clean-up or personal injury that may not be covered by insurance. The company has identified groundwater contamination plumes at certain of its operations that have occurred primarily as the result of seepage from surface operations and facilities, including tailings storage facilities and waste rock piles, or from sulphide or other substances in local rock formations which are exposed to water. In addition, closure of a mine could trigger or accelerate obligations, including to conduct environmental rehabilitation activities and/or to address historical impacts on environmental quality in the area surrounding the mine. Costs incurred by AngloGold Ashanti in excess of its existing provisions for such matters, or on a more accelerated or compressed timeline than currently anticipated, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

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

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits or rights to extract water from certain natural sources that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Water supply, quality and usage are areas of concern across all of AngloGold Ashanti’s operations, including with respect to the company’s mining operations in Ghana and Brazil, as well as its mine development project at Quebradona in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure by AngloGold Ashanti to secure access to suitable water supplies, or achieve and maintain compliance with applicable requirements of the permits or licenses, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by AngloGold Ashanti to comply with water contamination related directives may result in further, more stringent, directives being issued against AngloGold Ashanti, which may, in some cases, result in a temporary or partial shutdown of some of the company’s operations.

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

AngloGold Ashanti’s provisions for decommissioning and for restoration (excluding joint ventures and discontinued operations) totalled $688 million in 2021, $674 million in 2020 and $634 million in 2019. Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information based on AngloGold Ashanti’s commitments in terms of environmental legislation or agreements with government. Estimates notably relate to discount rates, which may vary due to changes in global economic assumptions, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities). As such, estimates may be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect AngloGold Ashanti’s asset values, earnings and cash flows. Further, sudden changes in a life of mine plan or the accelerated closure of a mine may give rise to the recognition of additional liabilities that are not anticipated.

Environmental laws, regulations and standards are continually changing and are generally becoming more stringent. Changes to AngloGold Ashanti’s environmental compliance obligations or operating requirements could adversely affect its operations, rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase AngloGold Ashanti’s expenses and provisions. These expenses and provisions could adversely affect AngloGold Ashanti’s results of operations and financial condition.

Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.

Mining and mineral processing operations generate waste rock and tailings. The impact of dust generation, breach, leak, or other failure of a waste rock facility or TSF, including any associated dam, can be significant. An incident at AngloGold Ashanti’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs. For example, in March 2022, there was a spill of tailings slurry from one of the tailings drying bays at the Cuiabá mine as the result of damage to a filter liner. Due to sediment buildup in the pump, the control system was overwhelmed and tailings slurry reached the Cuiabá stream in Sabará. The relevant local, state and federal authorities were promptly notified, as well as the community in the vicinity of the mine, and corrective actions, including repair of the liner, containment and solids removal from the creek and river as well as monitoring of water quality were promptly initiated. The tailings slurry did not exceed relevant discharge standards, other than for manganese, turbidity and total suspended solids. Following the incident, the Minas Gerais State Public Prosecutor’s Office filed a civil action against AngloGold Ashanti alleging unspecified environmental and socio-economic damages to the community and requesting an injunction suspending operations at the mine pending an independent technical audit of the TSF structure. The parties have agreed to a settlement of the state’s action which provides that AngloGold Ashanti will engage an independent technical auditor to prepare assessment reports on certain surface operations and environmental controls and refrain from operating the affected tailings drying bay until certified as stable by the auditor. Other specific surface operations at the mine will be suspended only if the audit determines there is an imminent risk to the integrity of a tailings structure and recommends suspension of activities. In addition, AngloGold Ashanti will pay approximately $1.2 million for socio-environmental projects in the municipality of Sabará and will donate $200,000 to the municipality for environmental education purposes and 200 hectares of land to a federal organisation for conservation purposes. See “—AngloGold Ashanti is subject to extensive environmental, health and safety laws and regulations. Failure to comply could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.” and also “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters”.

In recent years, environmental licensing processes for mining companies have become more stringent, and especially those involving TSFs in Brazil. Brazilian authorities, both at the federal and state levels, have generally increased scrutiny of mining operations in Brazil, and of TSFs in particular, and have been considering, and in some cases have adopted, stricter laws and regulations applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs in Brazil. It is likely that there will be further changes in federal and state legislation and regulation, as well as much more intense scrutiny and control of, as well as cost increases associated with inspecting, maintaining and constructing TSFs. For example, at the federal level, the Brazilian National Mining Agency (“ANM”) issued Resolution No. 13/19 in August 2019 which, among other things, prohibits the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil. It further requires operators to decommission such TSFs by 15 September 2022 to 15 September 2027 (depending on the capacity volume). To comply with the terms of ANM Resolution No. 13/19, the Serra Grande tailings dam in the state of Goiás must be decommissioned by 15 September 2025. Furthermore, Federal Law No. 14.066/20, adopted in October 2020, also imposes requirements on companies to decommission upstream TSFs, including the Serra Grande tailings dam, by 25 February 2022 (which date is earlier than required by ANM Resolution No. 13/19). However, Federal Law No. 14.066/20 does permit extensions of the compliance deadline, with the consent of the ANM based on the technical plan for decommissioning. Serra Grande has submitted timely requests to obtain an extension of the compliance deadline until 2025 in line with the timeline set forth in ANM Resolution No. 13/19 and presented its technical plan for decommissioning. Feedback from the ANM on these requests is currently awaited. If the ANM does not consent to an extension of the deadline to 2025, or establishes a different deadline that is earlier than 2025, and AngloGold Ashanti fails to comply with such deadline, AngloGold Ashanti could be subject to claims or litigation by third parties, including enforcement action by governmental authorities which could result in the imposition of fines or suspension of its operations. With respect to downstream (or “centerline”) TSFs, Federal Law No. 14.066/20 requires companies, to the extent that communities are located in the self-rescue zone of those TSFs, to implement one of the following measures for such structures: either (i) the structure must be deactivated and decommissioned, (ii) the population must be relocated, with reparations for loss of cultural heritage, or (iii) reinforcement works that guarantee the effective stability of the structure must be carried out, by decision of the public authorities, taking into account the previous nature of the dam in relation to the occupation and technical-financial viability of the alternatives. Even if reinforcement works are completed, deactivation and decommissioning of those TSFs will be required at the end of the life of the mine. All of the TSFs operated by AngloGold Ashanti in Brazil have communities located in self-rescue zones. AngloGold Ashanti is planning to transition to dry-stacking operations for tailings storage at each location in Brazil in the near term. Capital expenditures required in 2021 to implement this new technology amounted to approximately $140 million. Capital expenditures for this work during the period 2022-2025 are expected to be material but, based on preliminary estimates to date, AngloGold Ashanti anticipates that annual expenditures for each of these years will be significantly less than in 2021 and will decline over time. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil” and “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters—Waste Management”.

Additionally, public prosecutors have been pursuing an active role in the enforcement of new state and federal laws and regulations by way of legal action against several mining companies to compel compliance with these new rules. The company’s Brazilian subsidiaries are currently involved in such lawsuits in the state of Goiás in respect of the Serra Grande tailings dam and in the state of Minas Gerais in relation to the Cuiabá tailings dam. The outcome of these lawsuits cannot be predicted but, if resolved adversely to AngloGold Ashanti, may result in additional and accelerated operating or capital costs for the company, including costs exceeding its current provisions for decommissioning these sites, which may adversely affect AngloGold Ashanti’s financial condition and results of operations. See “Item 8A: Legal Proceedings—Brazil”. In addition, it is believed that communities will increasingly seek engagement and information with respect to the adequacy of the safety measures in place to protect them from TSF-related incidents.

AngloGold Ashanti’s ability to replace Mineral Reserve is subject to uncertainty and risks inherent in exploration, technical and economic feasibility studies and other project evaluation activities as well as competition within the industry for attractive mining properties.

AngloGold Ashanti must continually replace Mineral Reserve depleted by mining and production to maintain or increase production levels in the long term. This process includes exploration activities that are speculative in nature. The ability of AngloGold Ashanti to sustain or increase its present levels of gold production depends in part on the success of its projects and it may be unable to sustain or increase such levels.

Feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation, including to estimate tonnages, grades and metallurgical characteristics of the ore, are often unproductive and unpredictable. Such activities often require substantial expenditure on exploration drilling to establish the presence, extent and grade (metal content) of mineralised material. AngloGold Ashanti undertakes feasibility studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. For example, at Quebradona, AngloGold Ashanti completed the feasibility study for the project in the first half of 2021. At Gramalote, following a review of the feasibility study work to date, the joint venture partners, AngloGold Ashanti and B2Gold Corp., decided to undertake additional drilling of the inferred portions of the Mineral Resource area in order to potentially improve the economics of the project, which decision resulted in delays to the project.

Once mineralisation is discovered, it may take several years to determine whether an adequate Mineral Reserve exists, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including:
•prevailing and anticipated prices of metals and other commodities, including gold, silver and copper;
•prevailing and anticipated local or foreign currency exchange rates;
•the required return on investment as based on the cost and availability of capital;
•applicable regulatory requirements, including those relating to environmental or health and safety matters;
•recovery rates of gold and other metals from the ore; and
•capital expenditure and cash operating costs (which may be impacted by inflation).

These estimates depend on assumptions made based on available data. Mineral Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available current and historical sampling results. No assurance can be given that Mineral Reserve estimates or other estimates are accurate or that the indicated levels of gold, silver, copper or other mineral will be produced. Further exploration and feasibility studies can result in new data becoming available that may change previous or historical Mineral Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves resulting in revisions to previous or historical Mineral Reserve estimates. These revisions in Mineral Reserves estimates as well as changes in life of mine estimates could also impact depreciation and amortisation rates, asset carrying values and/or estimates for closure, restoration and environmental rehabilitation costs.

AngloGold Ashanti undertakes annual revisions to its Mineral Reserve estimates based upon ongoing exploration and production results, depletion, new information on geology, model revisions and fluctuations in production, forecasts of commodity prices, economic assumptions and operating and other costs as well as asset sales and acquisitions. These factors may result in reductions in Mineral Reserve estimates, which could adversely affect life-of-mine plans and consequently the total value of AngloGold Ashanti’s mining asset base. Mineral Reserve restatements could negatively affect the company’s results of operations, as well as its financial condition and prospects.

Due to a declining rate of discovery of new gold Mineral Reserve in recent years, AngloGold Ashanti faces intense competition for the acquisition of attractive mining properties. From time to time, AngloGold Ashanti evaluates the acquisition of an Mineral Reserve, development properties or operating mines, either as stand-alone assets or as part of existing companies. AngloGold Ashanti’s decision to acquire these properties has been based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the existing or potential Mineral Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the relevant Mineral Reserve.

As a result of these uncertainties and declining grades, AngloGold Ashanti’s exploration and acquisitions may not result in the expansion or replacement of current production, the maintenance of its existing Mineral Reserve net of production or yield an increase in Mineral Reserve. AngloGold Ashanti’s results of operations and financial condition are directly related to the success of its exploration and acquisition efforts and the ability to replace or increase the existing Mineral Reserve as it is depleted. If AngloGold Ashanti is not able to maintain or increase its Mineral Reserve, its results of operations as well as its financial condition and prospects could be adversely affected.

Mining is inherently hazardous and the related risks of events that cause disruptions to AngloGold Ashanti’s mining operations may adversely impact cash flows and overall profitability.

Gold mining operations are subject to risks of events that may adversely impact AngloGold Ashanti’s ability to produce gold and meet production and cost targets. These events include, but are not limited to:
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
•failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings facility walls;
•flooding or inundation of mine pits;
•safety-related stoppages;
•seismic activity; and
•other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

Any of these events or incidents could, individually or in the aggregate, have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in Brazil, in February 2021, an underground blaster was fatally injured in a fall-of-ground incident at the Serra Grande mine. Furthermore, in May 2021, an employee at the Obuasi mine was fatally injured in an underground sill pillar failure incident, following which all underground mining activities at the Obuasi mine were suspended from the date of the incident until mid-October 2021 to allow for an investigation and third-party review of the mine, schedule and ground management plans. Any seismic, flood or other similar events or incidents that occur in the future could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Mining operations and projects are vulnerable to supply chain disruption such that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

AngloGold Ashanti’s operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment and metallurgical plant, as well as transportation delays. Import restrictions, such as those imposed by the Argentinean government from 2011 to 2015, can also delay the delivery of parts and equipment. In the past, AngloGold Ashanti and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. AngloGold Ashanti has also experienced increased delivery times for these items. Shortages have resulted in unanticipated price increases and production delays and shortfalls, resulting in a rise in both operating costs and in the capital expenditure necessary to maintain and develop mining operations.

Individually, AngloGold Ashanti and other mining companies have limited influence over manufacturers and suppliers of these items. In certain cases, there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to AngloGold Ashanti. AngloGold Ashanti could at times face limited supply or increased lead time in the delivery of such items.

AngloGold Ashanti’s procurement policy is to source mining, processing equipment and consumables from suppliers that meet its corporate values and ethical standards. Although AngloGold Ashanti monitors and assesses suppliers on their governance conduct, there is a risk that the company may fail to identify actual instances of unethical conduct by those suppliers or other activities that are inconsistent with its values and standards. In certain locations, where a limited number of suppliers meet these standards, additional strain is placed on the supply chain, thereby increasing the cost of supply and delivery times. In addition, AngloGold Ashanti’s efforts to monitor supply chain activities, including freight and logistics routes, and its engagement with its suppliers to identify disruptions on its ability to source materials or equipment or otherwise impact its operations, may not be sufficient to avoid disruptions that could have a material adverse effect on AngloGold Ashanti’s business or operations.

Furthermore, supply chains and rates can be impacted by natural disasters, such as earthquakes, severe weather, such as storms, heavy rainfall and other impacts that may be increasing due to climate change, as well as other phenomena that include unrest, strikes, theft and fires. For example, in February 2013, a fire destroyed the heavy mining equipment stock of spares and components at the Geita gold mine in Tanzania. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, AngloGold Ashanti might have to suspend some of its operations and its results of operations and financial condition could be adversely impacted.

The Siguiri mine in Guinea was impacted as a result of Ebola virus outbreaks since 2014 in Western Africa, with the latest outbreak detected in early 2021, which continued until the summer of 2021, where certain crisis management measures were implemented. See “—AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability, public health and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

Similarly, an outbreak of infectious diseases, a pandemic or other public health threat, such as the outbreak of the SARS-CoV-2 virus responsible for COVID-19 or an outbreak of the Ebola virus, or a fear of any of the foregoing, could adversely impact AngloGold Ashanti’s operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures). For example, in response to the COVID-19 outbreak, during the months of March and December 2020, both the Argentinean and South African governments imposed significant restrictions on the movement of goods, services and persons (including travel), including a nationwide lockdown of businesses and their citizens (quarantine). In Argentina, the national government also imposed a temporary suspension of mining activities in March and December 2020, adversely impacting AngloGold Ashanti’s operations. In Brazil, the State of Goiás also imposed similar restrictions in March 2020 which ran through the beginning of April 2020. Such disruptions and other manufacturing and logistical restraints could result in extended lead times in supply and distribution networks, as well as the exercise of force majeure measures, the impacts of which could eventually result in stoppage of mining operations. They could also result in the need to increase inventories on long lead time items and critical consumables and spares which may lead to an increase in working capital. In addition, restrictions in travel, including air travel, and border access may impact AngloGold Ashanti’s ability to source and transport goods and services required to operate mines, transport gold doré to refineries and ship refined gold from refineries as well as increase the cost. AngloGold Ashanti cannot guarantee that its crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by a future Ebola, COVID-19 or other epidemic or pandemic outbreak or that there would be no related consequences, such as severe food shortages and social impact. Export restrictions related to any epidemic or pandemic (including as a result of government regulation and prevention measures) could similarly adversely impact AngloGold Ashanti’s financial condition and results of operations.

AngloGold Ashanti’s operations are vulnerable to infrastructure constraints.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to AngloGold Ashanti’s business operations and affect capital and operating costs. These infrastructures and services are often provided by third parties whose operational activities are outside the control of the company.

Interferences in the maintenance or provision of infrastructure, including unusual weather phenomena, sabotage and social unrest could impede AngloGold Ashanti’s ability to deliver its products on time and adversely affect its business, results of operations and financial condition.

Establishing infrastructure for AngloGold Ashanti’s development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary cooperation from national and regional governments, none of which can be assured.

AngloGold Ashanti has operations or potential development projects in countries where government-provided infrastructure is inadequate and regulatory regimes for access to infrastructure are uncertain, which could adversely impact the efficient operation and expansion of its business. AngloGold Ashanti may not secure and maintain access to adequate infrastructure in the future, or it may not do so on reasonable terms which may adversely affect AngloGold Ashanti’s business, results of operations and financial condition.

AngloGold Ashanti faces strong competition and industry consolidation.

The mining industry is competitive in all of its phases. AngloGold Ashanti competes with other mining companies and individuals for the acquisition of mining and exploration assets, for mining claims and leases on exploration properties, as well as for specialised equipment, components and supplies necessary for exploration, development and mining of the relevant mining or exploration asset. These competitors may have greater financial resources, operational experience and technical capabilities than AngloGold Ashanti and may also be lower on the industry cost curve or have lower cost of capital and better access to scarce capital than AngloGold Ashanti. Competition may increase AngloGold Ashanti’s cost of acquiring suitable claims, properties and assets, which could have a material adverse effect on its financial condition and results of operations.

Further, industry consolidation may lead to increased competition due to lesser availability of mining and exploration assets. A number of transactions have been completed in the gold mining industry in recent years. In this regard, some of AngloGold Ashanti’s competitors have made acquisitions or entered into business combinations, joint ventures, partnerships or other strategic relationships. For example, Barrick Gold Corporation (“Barrick”) completed its merger with Randgold Resources Limited in January 2019 and Newmont Corporation (formerly Newmont Mining Corporation) completed its business combination with Goldcorp Inc. in April 2019. More recently, Agnico Eagle Mines Limited completed its business combination with Kirkland Lake Gold Ltd. in February 2022. Similar consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving AngloGold Ashanti’s competitors may benefit from greater economies of scale as well as significantly larger and more diversified asset bases than AngloGold Ashanti. In addition, following such transactions certain of AngloGold Ashanti’s competitors may decide to sell specific mining assets increasing the availability of such assets in the market, which could adversely impact any sale process that AngloGold Ashanti may undertake at the same time, including such sales processes taking longer to complete or not completing at all or not realizing the full value of the assets being disposed of. Such developments may adversely affect AngloGold Ashanti’s business, operating results and financial condition.

AngloGold Ashanti’s mineral deposits, Mineral Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

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

Any existing and new mining, exploration operations and projects that AngloGold Ashanti carries out are subject to various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of Mineral Reserve, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.

In many of the countries in which AngloGold Ashanti operates, there is an ongoing focus by governments seeking greater economic benefit and increased financial and social benefits from extractive industries and mining in particular. This entails the review of mining codes and stability agreements, which were in many cases designed under particular economic conditions, and the formulation or amendment of laws, policies and regulations relating to issues such as mineral rights and asset ownership, royalties, taxation and taxation disputes, “windfall” or “super” taxation, non-recovery of taxation refunds, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings. The laws, policies and regulations are increasingly uncertain, changing and generally require progressively higher payments to governments, notably in the form of increased royalties and taxes, mandated beneficiation, export levies and increasing or retaining state or national ownership of resources (including by way of free-carried interests in mining companies for governments). For example, the royalty rate applicable to gold increased from 2.5 percent to 3.5 percent in 2018 in the DRC and from four percent to six percent in Tanzania in 2017. In particular, changes to the fiscal terms governing AngloGold Ashanti’s operations may have a material adverse impact on its results of operations or financial condition, threaten the viability of existing operations, and discourage future investments in certain jurisdictions. This may therefore have an adverse impact on AngloGold Ashanti’s ability to access new assets and potentially reduce future growth opportunities.

For example, in July 2017, the government of Tanzania enacted new legislation which purports to make a number of changes to the operating environment for Tanzania’s extractive industries, including its mining sector. These changes include, among other things, the right for the government of Tanzania to renegotiate existing mining development agreements at its discretion and the provision to the government of Tanzania of a non-dilutable, free-carried interest of no less than 16 percent in all mining projects. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Tanzania”. Any future amendments to the mining codes of the countries in which AngloGold Ashanti operates or attempts to renegotiate its existing mining conventions in such countries could have further adverse effects on its financial condition and results of operations.

Another example were the amendments to the fiscal mining regime in Ghana introduced in 2012 by the government of Ghana which, among other things, increased the corporate taxation and royalty rates. In this regard, AngloGold Ashanti (Ghana) Limited negotiated in relation to the Obuasi mine a new development agreement (the “Obuasi DA”) and tax concession agreement (the “Obuasi TCA”) with the government of Ghana. As a result of the parliamentary ratification of the Obuasi DA and Obuasi TCA in June 2018, the 2004 Ghana Stability Agreement ceased to apply to the Obuasi mine but continued to apply to the Iduapriem mine until it expired in April 2019. Relevant engagements are currently ongoing between AngloGold Ashanti (Iduapriem) Limited and the government of Ghana to obtain a new agreement for the Iduapriem mine. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Ghana”. Any future amendments to the Ghanaian mining regime, negotiation of new agreements, or attempts or failures to renegotiate existing agreements on the same favourable conditions or at all may have a material adverse effect on AngloGold Ashanti’s results of operations or financial condition.

In addition, some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing social and political instability as well as economic uncertainty. For example, in Guinea, a military coup in September 2021, during which the president was detained, resulted in political instability. Furthermore, political instability and related events in Mali led to the president formally resigning in August 2020 after being detained by a group of soldiers, which was followed by a second military coup in May 2021. The political instability in Mali may negatively affect AngloGold Ashanti’s ability to consummate the disposal of its interests in the Yatela joint venture, including the terms, fulfilment of conditions precedent or timing thereof. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Mali”. In countries experiencing social and political instability as well as economic uncertainty, there is a risk that political influence may delay or hinder strategic imperatives for cost rationalisation especially in the areas of procurement and labour reductions. In addition, allegations of corruption in Brazil, the DRC and Guinea against top political and industry leaders have increased political instability and distrust. Efforts at political and economic reforms in Brazil and such other countries may lead to increased instability. Furthermore, elections in the countries in which AngloGold Ashanti operates may be accompanied by social, political and economic uncertainty and instability. The high levels of unemployment, poverty and inequality remain in each of these countries, further increasing the risk of social instability that will continue to negatively impact their economies, business and the mining industry.

Mining is a long-term activity and assets may be located in jurisdictions with elevated risk. Political instability and the resulting unstable business environment in such countries in which companies operate may discourage future investment in those jurisdictions, and may have an adverse impact on AngloGold Ashanti’s ability to access new assets, potentially reducing growth opportunities.

AngloGold Ashanti is subject to an uncertain tax environment. Increased taxes are expected in most countries of operation. Changes in tax laws could result in higher tax expense and payments and could materially impact AngloGold Ashanti’s tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit AngloGold Ashanti’s ability to enforce its rights. As a global company, AngloGold Ashanti conducts its business in countries subject to complex tax rules, which may be interpreted in different ways. Further interpretations or developments of tax regimes may affect the company’s tax liability, return on investments and business operations. AngloGold Ashanti is regularly examined by tax authorities in its various jurisdictions of operation. In Tanzania, the Tanzania Revenue Authority (“TRA”) has been raising audit findings during the past decade on various tax matters in relation to fiscal years 2009 to 2020. A total amount of $291 million was in dispute as of 31 December 2021 (2020: $254 million), including additional tax assessments of $36 million received in 2021. AngloGold Ashanti has challenged those audit findings through the applicable administrative and judicial processes. These matters are at different stages of appeal, including before the two administrative bodies, the Tax Revenue Appeals Board and the Tax Revenue Appeals Tribunal, and the Court of Appeal of Tanzania. In March 2020, the Tax Revenue Appeals Board found in favour of the TRA in a tax dispute relating to AngloGold Ashanti’s tax assessment for fiscal year 2012. AngloGold Ashanti appealed this decision to the Tax Revenue Appeals Board. In the DRC, at the end of January and in early February 2022, Kibali Goldmines S.A., which owns and operates the Kibali gold mine, received 15 claims from the DRC customs authorities (Direction Générale des Douanes et Accises) (the “DRC Customs Authority”) covering a number of customs duties issues. The DRC Customs Authority claims that incorrect import duty tariffs have been applied to the import of certain consumables and equipment for the Kibali gold mine. In addition, the DRC Customs Authority claims that the exemption available to Kibali Goldmines S.A., which was granted under the original mining lease, no longer applies. Finally, the DRC Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. These claims, including substantial penalties and interest, total $339 million (AngloGold Ashanti’s attributable share: $153 million). Kibali Goldmines S.A. is of the opinion that such claims are unfounded and without merit. AngloGold Ashanti’s inability to resolve these and other tax disputes favourably or to enforce its rights, may have a material adverse impact on its financial performance, cash flow and results of operations.

In Guinea, DRC and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. In Tanzania, AngloGold Ashanti calculates that net overdue recoverable input tax, fuel duties and appeal deposits (after discounting provisions) of $234 million (2020: $229 million) (including $142 million (2020: $139 million) of value added tax (“VAT”) input credit refunds) were owed to AngloGold Ashanti as of

31 December 2021 and held by the Tanzanian government and it is not certain if and when AngloGold Ashanti will be refunded these amounts. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Tanzania”. In the DRC, AngloGold Ashanti calculates that its attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to it by the DRC government amounted to $73 million (2020: $69 million) as of 31 December 2021. Whilst an agreement was reached with the DRC government on the reimbursement of the refundable VAT in the last quarter of 2018, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of AngloGold Ashanti’s VAT receivables in the DRC. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Democratic Republic of the Congo (DRC)”. Similarly, as a general matter, it is not certain when or whether AngloGold Ashanti will be refunded all tax-related amounts due from any other government.

The countries in which AngloGold Ashanti operates may also introduce export restrictions, exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries as well as adversely affect their results of operations and financial condition. For example, in March 2017, the Tanzanian government announced an immediate ban on gold, silver, copper and nickel ore exports, in an attempt to ensure that mineral value-addition activities would be carried out in-country. Further, in 2018, the DRC government imposed new exchange control rules, as part of its reform of the DRC’s mining code, which resulted in AngloGold Ashanti’s inability to repatriate cash from its DRC operations. The company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $499 million (2020: $424 million) as of 31 December 2021. In this respect, AngloGold Ashanti’s temporary or permanent inability to repatriate cash from the countries in which AngloGold Ashanti operates could have a material adverse effect on the company’s results of operations and financial condition. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Democratic Republic of the Congo (DRC)”.

Additionally, from 2011 to 2015, the Argentinean government introduced stricter exchange controls and related protracted approval processes which limited the company’s ability to repatriate dividends from its Argentinean subsidiaries. In September 2018, export duties were re-imposed by the Argentinean government, which are currently set at eight percent for certain goods, including doré bars and gold alloys. AngloGold Ashanti’s net export duty receivables (after discounting provisions) in Argentina amounted to $19 million (2020: $23 million) as of 31 December 2021. These re-imposed export duties, if not compensated with other tax reductions, affect the tax stability guarantee granted to Cerro Vanguardia S.A. (“CVSA”) and could have a material adverse impact on the company’s results of operations and financial condition. Furthermore, in September 2019, the Argentinean government re-established foreign exchange and export controls. CVSA had a cash balance equivalent to $139 million (2020: $137 million) at 31 December 2021. Out of the $139 million (equivalent) cash balance, monies equivalent to $131 million are available to be paid to AngloGold Ashanti’s offshore and onshore investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of U.S. dollars in order to distribute an offshore dividend of $114 million to AngloGold Ashanti. In addition, increased socio-political tensions and hyper-inflation over the past few years have greatly increased the country risk which in turn has lowered the potential future earnings of AngloGold Ashanti’s investment in CVSA. Argentina’s economy continues to suffer from a persistent recession coupled with high inflation (51% in 2021) and widespread unemployment (16.4% in 2021). See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina”.

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

In South Africa, AngloGold Ashanti has been subject to numerous claims, including class action litigation with respect to alleged OLD with two certified industry-wide classes, i.e., a Silicosis Class and a Tuberculosis Class. The settlement agreement in relation to this silicosis and tuberculosis class action came into effect in December 2019, following the approval of the settlement by the High Court in Johannesburg in July 2019. As a result, a trust (Tshiamiso Trust) was established for a minimum of 13 years responsible for making payments to eligible beneficiaries. The amount of monetary compensation will vary depending on the nature and seriousness of the disease. As of 31 December 2021, AngloGold Ashanti has recorded a provision of $50 million (2020: $61 million and 2019: $65 million) to cover the estimated settlement costs and related expenditure of the silicosis litigation. Although significant judgement was applied in estimating the costs incurred to settle the silicosis and tuberculosis class action claim, the final costs and related expenditure may differ from current cost estimates. In addition, even though management believes the assumptions are appropriate, changes in the assumptions may materially affect the provision and final costs of settlement. For example, the final settlement costs and related expenditure may be higher than the recorded provision depending on various factors, such as, among other things, potential changes in the settlement terms, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates. There can be no assurance that ultimately this matter will not result in losses in excess of the recorded provision, which may have a material adverse effect on AngloGold Ashanti’s financial position. The recent sale of the company’s South African operating assets and liabilities to Harmony did not include the silicosis obligation relating to South African employees, which was retained by AngloGold Ashanti. For further information, see “Item 18: Financial Statements—Note 1.2—Accounting Policies—Significant Accounting Judgements and Estimates—Provision for silicosis”.

AngloGold Ashanti also faces certain risks in dealing with HIV/AIDS and with tropical disease outbreaks such as malaria, and other diseases which may have an adverse effect on its results of operations and financial condition. Malaria and other tropical diseases pose significant health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women in these areas but also gives rise to fatalities and absenteeism in adult men. Other conditions such as heart disease, chronic diseases and obesity are also of increasing incidence and concern. Such diseases impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. Any current or future medical programme may not be successful in preventing or reducing the infection rate among AngloGold Ashanti’s employees or in affecting consequent illness or mortality rates. AngloGold Ashanti may incur significant costs in addressing these issues in the future, which could also adversely impact the company’s results of operations and financial condition.

AngloGold Ashanti may face additional health care challenges as a result of other public health crises, pandemics or epidemics. For example, there is a risk that the outbreak of the SARS-CoV-2 virus responsible for COVID-19 may significantly impair the health or mobility of the company’s labour force and, as a result, AngloGold Ashanti’s ability to maintain its production levels or operations. Excessive absenteeism in, or travel restrictions impacting the company’s workforce as the result of COVID-19 may lead to a full or partial shutdown of AngloGold Ashanti’s mines in the affected areas and, as a result, a halt or slowdown in related mining operations. The extent to which the COVID-19 pandemic will impact AngloGold Ashanti’s results will depend on the scale and duration of future developments in each of the regions where the company operates, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of the outbreak and new variants. For example, uncertainties remain with respect to the emergence of new COVID-19 viral mutations and the efficacy of the COVID-19 vaccines currently available to address these new mutations. A curtailment or suspension at AngloGold Ashanti’s mining operations in certain or all regions due to shutdowns, either those requested or mandated by governmental authorities or otherwise elected by the company, including for safety or staffing reasons, may have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition. See “—Mining operations and projects are vulnerable to supply chain disruption such that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant".

In South Africa, AngloGold Ashanti retained the legal and financial obligations in respect of a historical post-retirement medical scheme for certain employees and their dependents following the recent sale of the company’s South African operating assets and liabilities to Harmony. AngloGold Ashanti’s responsibility extends to South African employees who historically qualified for such scheme (which was discontinued about two decades ago) and who were either not transferred to Harmony in connection with the asset sale but remained employed by the company as of the consummation of the sale or who had retired prior to the completion of the transaction. As of 31 December 2021, AngloGold Ashanti has recorded a provision of $71 million (2020: $77 million and 2019: $93 million) to cover the estimated contribution costs of the post-retirement medical scheme for such current and retired employees. In the event that the required contribution costs ultimately exceed the estimates on which the recorded provision is based, the additional costs incurred by the company may have a material adverse effect on AngloGold Ashanti’s financial position. For further information, see “Item 18: Financial Statements—Note 26—Provision for pension and post-retirement benefits”.

AngloGold Ashanti’s inability to retain its senior management may have an adverse effect on its business.

AngloGold Ashanti’s success depends largely upon the continued service of its senior management, including its chief executive officer, the executive officers at each of its business divisions and the general managers at its mines. The departure of one or more members of AngloGold Ashanti’s senior management may have an adverse effect on its business, results of operations and financial condition. In addition, the loss of one or more members of the senior management team, coupled with any reduced attractiveness of the gold mining sector, could lead to the departures of other members of the management team. The inability of AngloGold Ashanti to retain its senior management could disrupt its operations, and have a material adverse impact on its business, results of operations and financial condition.

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

For example, despite the scale of mining activities in many African countries, recruitment of skilled personnel has been challenging as the local development of critical skills struggles to match an increasing demand. Recruitment remains difficult due to university offerings and other training institution offerings often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills. Furthermore, local workers with critical skills, such as jumbo operators and tele-remote bogger operators from Ghana and Tanzania are increasingly being targeted for expatriate opportunities across the continent. In addition, it has become increasingly difficult to secure work permits for AngloGold Ashanti’s expatriate workforce in Tanzania as a result of the Tanzanian government’s efforts to promote the employment of Tanzanian citizens. Difficulties in obtaining such non-citizen work permits due to increased pressure for localisation of labour, if continuing, may have an adverse impact on the company’s operations in Tanzania, Ghana and Guinea. Certain jurisdictions, such as Ghana, have also adopted local content and local participation policies.

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

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, may also have an adverse impact on the company’s results of operations and financial condition. In addition, restrictions on travel imposed by governments as a result of the outbreak of infectious diseases, a pandemic or other public health threat, such as the outbreak of the SARS-CoV-2 virus responsible for COVID-19, may prevent mining contractors from reaching AngloGold Ashanti’s mining sites which could have an adverse effect on the operations of the affected mines. For example, in Argentina, inter-provincial travel restrictions imposed to contain the spread of the COVID-19 pandemic prevented mining contractors and other employees from travelling to the remote site where CVSA is located. Furthermore, in Australia, international and state border closures in connection with the COVID-19 pandemic adversely impacted the ability of mining contractors and specialised and skilled employees to travel within the country as well as internationally to mining sites located outside of Australia.

Contractor disputes can also arise after the termination of the contractual relationship or the sale of the applicable mine. For example, the company recently settled arbitration proceedings with contractors in Ghana with regard to its Obuasi mine. See “Item 8A: Legal Proceedings—Ghana”.

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

Risks Related to AngloGold Ashanti’s Operations and Business

AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability, public health and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.

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

Intrusions onto AngloGold Ashanti’s tenement and operational areas, including artisanal and illegal mining-related activities in particular, continue to be a challenge. The most significant security challenges remain in Tanzania, Guinea and Ghana, in areas where there is endemic poverty, high levels of unemployment and an increased level of organisation and funding of criminal activity. See “—Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability”. If the security environment surrounding AngloGold Ashanti’s operations that are most exposed to these challenges deteriorates, employee, third party and community member injuries and fatalities could also increase. Any such increase could disrupt the company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition. In some instances, risk assessments categorise threats as serious enough to require resorting to public security forces, such as national police or military units on a near-permanent basis. In the event that continued invasions in any of the company’s countries of operations compromise the company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Furthermore, AngloGold Ashanti continues to experience strained relationships with certain of its host communities. AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. AngloGold Ashanti has also been publicly accused of inadequate resettlement practices at its Siguiri operation in Guinea by local and international NGOs, which poses reputational risk.

In addition, infectious diseases are also a threat to the stability of some of the countries in which AngloGold Ashanti operates, where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively, in particular prolonged or sustained outbreaks. For example, during August 2014, cases of the Ebola virus were reported in Siguiri, which is located near AngloGold Ashanti’s Siguiri mine in Guinea. AngloGold Ashanti implemented certain restrictions on travel to and from the Siguiri mine as a precaution. As the Ebola virus caused significant disruptions in the company’s exploration activities, particularly relating to field mapping and geophysics, AngloGold Ashanti also suspended its brownfields work programme and greenfields field work in the middle of 2014. A new Ebola outbreak was detected in early 2021 in Guinea, which continued until the summer of 2021. The DRC also experienced an outbreak of the Ebola virus at the end of 2021.

Similarly, AngloGold Ashanti operates mines in regions that have had confirmed cases of COVID-19 and resulting deaths. In some countries, national or state governments declared a state of emergency empowering such governments to take actions or impose restrictions to contain the virus that otherwise would not be permitted under the applicable legal and regulatory framework. Governments also imposed certain restrictions on travel or business activities as protective measures, including nationwide lockdowns (quarantine), which have disrupted, and may in the future if reimposed disrupt, the company’s activities and operations and even lead to a full or partial shutdown of the company’s mining operations in those countries. For example, in March 2020, following the Argentinean government’s decision to impose a nationwide lockdown (quarantine), including travel restrictions, border closings and shutdown of most industries, CVSA was required to temporarily suspend mining activities. CVSA restarted milling operations in April 2020. However, in August 2020, a rotation of workers was affected by travel restrictions between the provinces in Argentina and, in November 2020, operations were voluntarily suspended to mitigate the risk of the spread of the COVID-19 virus. Although operations were expected to resume in December 2020, the Argentinean government imposed another partial shutdown of operations which had a negative impact on production at CVSA. Operations resumed in

January 2021; however, AngloGold Ashanti’s operations at CVSA continue to be affected by restrictions on the movement of employees between certain localities within the province of Santa Cruz, due to recent incidents of community transmission. In March 2020, in Brazil, the State of Goiás extended a set of restrictions on the operation of non-essential business, which ran through the beginning of April 2020, to include mining, resulting in the temporary suspension of mining activities at AngloGold Ashanti’s Serra Grande operations until that time. In these countries, the suspension of mining activities continued for the period during which the respective restrictions were in force. Any such emergency governmental action may have a material adverse effect on AngloGold Ashanti’s operating and financial results, which may result in a negative impact on the company’s cashflows, funding requirements and overall liquidity.

The extent to which the COVID-19 pandemic will impact the company’s results will depend on the scale, duration and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of the outbreak and new variants. There have been instances in which governmental restrictions have been re-imposed where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been developed and administered. In addition to governmental measures, AngloGold Ashanti may also consider additional safety measures which may further the negative impacts on its operations or its exploration projects in countries that may be affected by infectious diseases, such as Ebola or COVID-19.

Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s employees in Ghana, Guinea, Tanzania, Brazil and Argentina are highly unionised and unions are active at some of the company’s other operations. Trade unions working with communities and NGOs, therefore, have a significant impact on the general labour relations environment, including labour relations at an operational level and operational stability at times. Unions are characterised by their robust engagement with the company, both in the context of existing collective bargaining structures to improve and advance conditions of employment, and in the context of changing economic conditions, downsizing and downscaling of operations. These factors expose the company’s operations to potential strike action and work stoppages. Any future labour unrest and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Unions are also increasingly affiliated to global union federations and championing broader political, economic and social issues such as carbon emissions, environmental issues, health and safety, human rights, job losses, unemployment and restructuring, gender and inclusion issues, and migrant labour, as rallying points. Rolling mass action, picketing, protests and community involvement may create safety, security and related risks to the company and its assets. Future disruptions, strikes, and protest actions cannot be excluded and may have a material adverse effect on the company’s results of operations and financial condition, especially if these actions have a long duration. Furthermore, IndustriALL, representing more than 50 million workers globally, is expected to continue its attempts to enter into a global framework agreement with mining and resource companies. A global framework agreement will expose AngloGold Ashanti to the risk of standardisation and equalisations of labour terms and conditions across the group, irrespective of the peculiar conditions applicable in the various jurisdictions in which the group operates. Any labour unrest and disruptions caused by such international trade unions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the company’s business and expose the company to liability.

Artisanal and illegal miners are active on, or adjacent to, at least 8 of AngloGold Ashanti’s properties, which at times may lead to interference with the company’s operations and results in conflict that presents a security threat to property and human life. AngloGold Ashanti’s operations and projects affected and potentially at risk by artisanal and/or illegal small-scale mining are mainly situated in Tanzania, Ghana, Guinea and Brazil. Artisanal and illegal small-scale mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.

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

More generally, illegal mining and theft could also result in lost gold Mineral Reserve, mine stoppages, and have other material adverse effects on AngloGold Ashanti’s results of operations or financial condition.

AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights.

AngloGold Ashanti’s right to own and exploit Mineral Reserve and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Currently, a significant portion of AngloGold Ashanti’s Mineral Reserve and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.

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

Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see “—Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge” and “—AngloGold Ashanti’s mineral deposits, Mineral Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

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

In Colombia, a government agency grants exclusive concession contracts for exploration and exploitation which contain specified timelines for the completion of the various phases of a mining project. The company must comply with these timelines unless performance is suspended, for example, due to force majeure or extensions or modifications to the timelines. If AngloGold Ashanti does not comply with the specified timelines for the completion of the various phases of a mining project, it may be found in breach of its concession contract or mining license and such breach could constitute grounds for the mining authority to terminate such concession contract or mining license. Force majeure was declared at the La Colosa project by the Colombian mining authority, stopping all activities, pending issuance of permits required to continue the next phase of operations. During the period when force majeure is in force, the specified timelines for completing the various phases of the mining project under the concession contract are suspended. The force majeure has been extended multiple times and is now expected to expire in June 2022, after which such declaration will once more need to be extended in case the relevant permits have not been granted. However, there can be no guarantee that such declaration, if required to be extended, will be extended at that time. Force majeure generally remains in force as long as the underlying circumstances which led to its declaration persist. See also “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia”.

AngloGold Ashanti’s insurance does not cover most losses caused by the risks described in this section. See “—The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability”.

If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to prospect or mine or to implement planned projects, or continue its operations, or comply with all laws, regulations or requirements, or do so within timeframes that make such plans and operations economically viable, or if the laws impacting the company’s ownership of its mineral rights or the right to prospect or mine change materially, or if governments increase their ownership in the mines or nationalise them, AngloGold Ashanti’s results of operations and financial condition could be adversely affected.

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas, as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. For example, Colombia is an untested jurisdiction for the company, so permitting, licensing, stakeholder expectations and demands and other external factors could affect timelines and cause capital overruns. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of the company’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on its results of operations, financial condition and prospects.

Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge.

AngloGold Ashanti has operations in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. Certain of AngloGold Ashanti’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may have an impact on AngloGold Ashanti’s ability to develop or operate its mining interests. Title legislation is complex and difficult to predict and disputes or failure to maintain title could negatively affect the business results of new or existing projects.

For example, in Australia, the Native Title Act 1993 (Cth) provides for the establishment and recognition of native title under certain circumstances. Once a native title claim is registered, the native title party has a right to negotiate prior to the grant of certain mining tenements within the native title claim area. Registration of a native title claim, or a determination of native title, does not affect operations on mining tenements that were validly granted prior to the registration of the native title claim, although registered or determined native title holders will ordinarily have a right to claim compensation from the relevant Commonwealth or State government in respect of the impact of the tenement on their property rights. However, in the state of Western Australia, the Mining Act 1978 (WA) provides that an applicant for the grant of, or the holder of, a mining tenement is responsible for native title compensation, if determined to be payable, to native title holders. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia”.

Title to AngloGold Ashanti’s properties, particularly undeveloped ones, may also be defective or subject to challenge. Title insurance generally is not available, and title review does not necessarily preclude third parties from contesting ownership. The precise area and location of the company’s claims may be in doubt and concessions granted under various titles in a single area may turn out not to be perfectly contiguous, leaving title to areas between concessions open to challenge. Accordingly, AngloGold Ashanti’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. Further, title to the company’s properties depends in some cases upon compliance with complex statutes and regulations, including those imposing periodic claim maintenance requirements. Failure to strictly comply with these requirements could invalidate the company’s title to such properties, and such defects may not be readily curable.

Risks Related to AngloGold Ashanti’s Corporate and Financing Structure and Strategy

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

As a result, new sources of capital may be needed to help meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to further raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the company’s operational performance and operating cash flow and debt position, among other factors. AngloGold Ashanti’s ability to raise further debt, equity or quasi-equity financing in the future and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects, risks relating to the countries in which it operates or other factors. As a result, in the event of depressed gold prices, unanticipated operating or financial challenges, any dislocation in financial markets (including due to the impact of public health crises, epidemics or pandemics) or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities on reasonable terms, invest in existing and new projects, fund its ongoing business activities, exit projects and retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the company’s results of operations and financial condition.

Sales of large quantities of AngloGold Ashanti’s ordinary shares and ADSs, and the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the company’s securities.

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors. According to information available to the company, AngloGold Ashanti’s five largest shareholders beneficially owned 31.56 percent and the top 10 largest beneficially owned 43.17 percent of AngloGold Ashanti’s ordinary shares as at 31 December 2021. The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti’s ordinary shares or ADSs may decide to sell them at any time.

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

AngloGold Ashanti pays cash dividends only if there are sufficient funds available for that purpose. Fund availability depends upon many factors, including the amount of cash available, taking into account AngloGold Ashanti’s capital expenditure on existing infrastructure and exploration and other projects. Additionally, under South African law, a company is entitled to pay a dividend or similar payment to its shareholders only if the company meets the solvency and liquidity tests set out in legislation and its founding documents.

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

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of a recoverable amount for each group of assets. Expected future cash flows are inherently uncertain and could materially change over time. Recoverable amounts are significantly affected by Mineral Reserve and production estimates, together with economic factors such as spot and forward gold prices and currency exchange rates, as well as discount rates and estimates of costs to produce Mineral Reserves and future capital expenditure. Estimated rehabilitation and closure costs could also materially affect the company’s financial performance and could result in the need to recognise an impairment charge.

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

AngloGold Ashanti’s joint venture at Kibali in the DRC is managed by the company’s joint venture partner Barrick Gold Corporation (“Barrick”) following the completion of the merger between Randgold Resources Limited and Barrick in January 2019. In addition, certain of AngloGold Ashanti’s exploration ventures are managed by the relevant joint venture partner. For example, in January 2020, the company’s joint venture partner B2Gold Corp. assumed the role of manager of the Gramalote project in Colombia, in which AngloGold Ashanti now holds a 50 percent interest.

The company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies to its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company’s investment in the relevant project could be adversely affected. In addition, negative publicity associated with operations that are ineffective or inefficiently operated, particularly relating to any resulting accidents or environmental incidents, could harm the company’s reputation and therefore its prospects and potentially its financial condition. Furthermore, any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition. In particular, AngloGold Ashanti and Barrick retain equal representation, with neither party holding a deciding vote, on the board of the company that has overall management control of the Kibali project in the DRC and all major management decisions for this project, including approval of the budget, require board approval. If a dispute arises between AngloGold Ashanti and Barrick with respect to the Kibali project and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and AngloGold Ashanti may have to participate in proceedings to resolve the dispute, which could adversely affect the company’s results of operations and financial condition.

AngloGold Ashanti’s joint venture partners may have economic or business interests or goals that are not consistent with the company’s or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture or other agreements. For example, a joint venture partner could decide to sell its shares in the joint venture in breach of any pre-emptive rights which the company may have under the relevant joint venture agreement. Disputes between AngloGold Ashanti and its joint venture partners may lead to legal action, including litigation between the company and its joint venture partners. Such disputes could adversely affect the operation of the joint venture, may prevent the realisation of the joint ventures’ goals and could adversely affect AngloGold Ashanti’s investment in the joint venture or harm the company’s reputation. There is no assurance that AngloGold Ashanti’s joint venture partners will continue their relationship with the company in the future or that the company will be able to achieve its financial or strategic objectives relating to the joint ventures.

Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.

An actual, anticipated or unexpected negative development of AngloGold Ashanti’s results of operations or cash flows, country risk, financial metrics, or an increase in net debt position could result in a deterioration of the company’s credit ratings. AngloGold Ashanti’s ratings are influenced inter alia, by the location of its domicile and its operations. S&P Global, Moody’s and Fitch have assigned sub-investment grade credit ratings to the Republic of South Africa and the South African sovereign ratings may have an adverse impact on the company’s credit ratings. Furthermore, AngloGold Ashanti operates in a number of jurisdictions which have a deteriorating credit quality. Any downgrade of AngloGold Ashanti Limited, or its operational jurisdictional rating, by any rating agency could increase the company’s cost of capital, reduce its investor base and have a material adverse effect on AngloGold Ashanti’s business, results of operations and financial condition.

The level of AngloGold Ashanti’s indebtedness could adversely impact its business.

As at 31 December 2021, AngloGold Ashanti had gross borrowings of $1.909 billion (2020: $1.931 billion and 2019: $2.033 billion), excluding all leases.

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

AngloGold Ashanti’s ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance. The outbreak of the SARS-CoV-2 virus responsible for COVID-19, which reached pandemic proportions, and the recent geopolitical tensions and armed conflict between Russia and Ukraine led to disruption and volatility in financial and capital markets. Any prolonged dislocations in financial and capital markets could impact the company’s ability to refinance its debt on commercially reasonable terms, if at all, and could as a result have a material adverse effect on the company’s funding requirements and overall liquidity.

Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the company to new geographic, political, legal, social, operating, financial and geological risks.

AngloGold Ashanti may pursue the acquisition of assets, properties or companies, which may include producing, development as well as advanced stage exploration assets or properties. Any such acquisition may change the scale of the company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, fiscal, legal, regulatory and contractual risks. For example, there may be a significant change in the legal, regulatory and fiscal framework applicable to the company after it has completed a relevant transaction; commodity prices may also significantly change after the company has committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may prove below expectations; AngloGold Ashanti may have more stringent criteria to recognise Mineral Resource than any acquired business, which may lead to an amount of Mineral Resource being recognised by the company that is lower than the amount established by such acquired business; AngloGold Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquisition may divert management’s attention from AngloGold Ashanti’s day-to-day business. Furthermore, the company operates and acquires businesses in different countries, with different regulatory, business and operating cultures, which may exacerbate the risks described in this section. In addition, the acquired business may have undetected liabilities which may be significant.

In the event that AngloGold Ashanti chooses to raise debt capital to finance any acquisition, its leverage will be increased. Should the company choose to use equity as consideration for an acquisition, existing shareholders may suffer dilution. Alternatively, the company may choose to finance any acquisition with its existing resources, which could decrease its ability to fund future capital expenditures.

AngloGold Ashanti may not be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Failure by AngloGold Ashanti to implement its acquisition strategy or to integrate acquired businesses successfully could have material adverse effects on its growth, financial performance and results of operations.

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

LIBOR, the London interbank offered rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. Some of AngloGold Ashanti’s revolving credit facilities bear interest rates in relation to LIBOR and the company’s future indebtedness may bear interest at floating rates of interest. In July 2017, the UK Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. In March 2021, the ICE Benchmark Administration Limited, the administrator of LIBOR, extended the transition dates of certain LIBOR tenors (including all U.S. dollar LIBOR tenors other than one-week and two-month U.S. dollar LIBOR tenors) to 30 June 2023, after which LIBOR reference rates will cease to be provided. Despite this deferral, the LIBOR administrator has advised that no new contracts using U.S. dollar LIBOR should be entered into after 31 December 2021. The Federal Reserve Board and the Federal Reserve Bank of New York organised the Alternative Reference Rates Committee, which, on 29 July 2021, identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. AngloGold Ashanti is not able to predict the effect that these developments or any discontinuance, modification or other reforms may have on LIBOR or if SOFR, or another alternative reference rate, attains market traction as a LIBOR replacement. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on AngloGold Ashanti’s current indebtedness may increase and the company may need to renegotiate its revolving credit facilities to replace LIBOR with a new standard, both of which may have an adverse effect on the company’s liquidity, results of operations or financial condition. In addition, the issues that may lead to the discontinuation or unavailability of LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Further, there can be no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates or borrowing costs to borrowers, any of which could have a material adverse effect on AngloGold Ashanti’s liquidity, results of operations or financial condition. Three of AngloGold Ashanti’s revolving credit facilities reference LIBOR and these facilities have not yet been transferred to an alternative benchmark interest rate. For further information, see “Item 18: Financial Statements—Note 24—Borrowings—IBOR linked borrowings”.

Market Risks

The price of gold, AngloGold Ashanti’s principal product, and other commodity market price fluctuations could adversely affect the profitability of operations.

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
•actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund (“IMF”);
•gold hedging and de-hedging by gold producers;
•global or regional political or economic events; and
•the cost of gold production in major gold-producing countries.

The market price of gold has been and continues to be significantly volatile. During 2021, the market spot gold price traded from a low of $1,684 per ounce to a high of $1,949 per ounce. Between 1 January 2022 and 23 March 2022, the market spot gold price traded between a low of $1,779 per ounce and a high of $2,070 per ounce. On 23 March 2022, the afternoon price for gold on the London Bullion Market was $1,943 per ounce. In addition to protracted declines, the price of gold is also often subject to sharp, short-term changes. For example, the market spot gold price decreased from a high of $1,674 per ounce on 6 March 2020 to a low of $1,470 per ounce on 19 March 2020 in the midst of a wider market dislocation related to the COVID-19 pandemic and despite the alleged investor perception of gold as a relatively safe haven in periods of market volatility.

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

Events that affect the supply and demand of gold may have an impact on the price of gold. Demand for gold is also significantly impacted by trends in China and India, which account for the highest gold consumption worldwide. Government policies in these countries or other large gold-importing countries could adversely affect demand for, and consequently prices of, gold and, as a result, may adversely affect AngloGold Ashanti’s financial condition and results of operations. Furthermore, despite its generally favourable impact on the market price of gold, the COVID-19 pandemic has been a driving factor behind weakness in consumer demand for gold throughout 2020, culminating in a 14 percent decline in annual demand to 3,759.6 tonnes, the first time demand remained below 4,000.0 tonnes per year since 2009, according to the World Gold Council.

Furthermore, the shift in demand from physical gold to gold-related investments and speculative instruments may exacerbate the volatility of the gold price. Slower consumption of physical gold, resulting from a move toward gold-tracking investments or otherwise, may have an adverse impact on global demand for, and prices of, gold.

A sustained period of significant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-term strategic decisions. Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti in the past and may lead AngloGold Ashanti in the future to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment. Mines with marginal headroom may be subject to decreases in value that are not temporary, which may result in impairment losses. See “—Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant”. The market value of gold inventory may be reduced, and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in Mineral Reserve estimates or life of mine plans from those prices used previously to determine Mineral Reserves or life of mine plans could also result in material impairments of the company’s investment in mining properties or a reduction in its Mineral Reserve estimates and corresponding restatements of its Mineral Reserve and increased amortisation, reclamation and closure charges. Whilst, from time to time, AngloGold Ashanti may enter, and has in the past entered, into gold price hedges on an ad hoc basis on a portion of its production, the company does not systematically do so. In addition, even when AngloGold Ashanti enters into gold price hedges, there is no certainty that such hedges will adequately protect the company against gold price volatility.

The price of silver has also experienced significant fluctuations in past years. During 2021, the price varied between a low of $21.41 per ounce and a high of $30 per ounce. On 23 March 2022, the price of silver was $25.06 per ounce.

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

Gold is principally a U.S. dollar-priced commodity and most of AngloGold Ashanti’s revenues are realised in, or linked to, U.S. dollars, whilst cost of sales are largely incurred in the local currency where the relevant operation is located. Given AngloGold Ashanti’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the Brazilian real, Argentinean peso, Australian dollar, Ghanaian cedi and the South African rand. The weakness of the U.S. dollar against local currencies results in higher cost of sales and other costs in U.S. dollar terms. Conversely, the strengthening of the U.S. dollar lowers local cost of sales and other costs in U.S. dollar terms.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, based on average exchange rates in 2021, the company estimates that a one percent strengthening of all of the Brazilian real, Argentinean peso, Australian dollar, Ghanaian cedi and the South African rand against the U.S. dollar, other factors remaining equal, would have resulted in an increase in cost of sales and total cash costs per ounce of approximately $14 million and $6 per ounce, respectively. As a result of the sale of its remaining South African operations, AngloGold Ashanti’s exposure to fluctuations in the strength of the South African rand has been reduced.

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

AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel. Whilst, from time to time, AngloGold Ashanti may implement, and has in the past implemented, financial derivatives intended to reduce exposure to changes in the oil price, such input cost protection strategies may not always be successful, and any of the company’s diesel consumption not covered by these derivatives will continue to be subject to market fluctuations.

The price of oil has fluctuated between $50.26 and $86 per barrel of Brent Crude in 2021. In recent weeks, the oil price has increased precipitously as a result of geopolitical tensions and the armed conflict between Russia and Ukraine and, as of 23 March 2022, the price of oil was at $132.90 per barrel of Brent Crude.

AngloGold Ashanti estimates that for each U.S. dollar per barrel rise or fall in the oil price, other factors remaining equal, cost of sales and total cash costs per ounce of all its operations change by approximately $2 million and $0.80 per ounce, respectively. The cost of sales and total cash costs per ounce of certain of the company’s mines, particularly Siguiri, Geita, Tropicana and Iduapriem are most sensitive to changes in the price of oil. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction of new levies.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. On 23 March 2022, the price of flat hot rolled coil (North American Domestic FOB) was $1,120.00 per tonne.

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

Global political and economic conditions could adversely affect the profitability of operations.

AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. Despite signs of economic recovery in certain geographic markets, global economic conditions remain fragile with significant uncertainty regarding recovery prospects, levels of recovery and long-term economic growth effects. Concerns remain regarding the evolution of the economic and security relationship, including trade arrangements, between the European Union (“EU”) and the United Kingdom, particularly following the withdrawal of the United Kingdom from the EU on 31 January 2020.

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

Global economic turmoil, or the expectation that economic turmoil could worsen, could have follow-on effects on AngloGold Ashanti’s business that include inflationary cost pressures, interest rate fluctuations and commodity market fluctuations. The COVID-19 pandemic resulted in disruption and volatility in global financial markets and capital markets and a significant decrease in global economic activity, which had an adverse effect on worldwide demand for gold and adversely affected the profitability of the company’s operations. Further deterioration in economic conditions, as a result of the COVID-19 pandemic or otherwise, could lead to a further or prolonged decline in demand for gold and negatively impact AngloGold Ashanti’s business, and any such negative impact may be material. See also “—The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti”.

In addition, as a result of the geopolitical tensions and armed conflict between Russia and Ukraine due to the recent recognition by Russia of the independence of the self-proclaimed People’s Republics of Donetsk and Luhansk, in the Donbas region of Ukraine, followed by Russia’s military invasion of Ukraine, the governments of the United States, the EU, the United Kingdom and other jurisdictions announced the imposition of various sanctions against Russia. Despite the fact that AngloGold Ashanti has limited commercials interests in Russia, Ukraine and the current areas of conflict, these and any additional sanctions or export controls, as well as any counterresponses by Russia or other jurisdictions, have led to a sharp increase in oil and energy prices, which are important input costs for the company’s business. Furthermore, the invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the EU, the United Kingdom, NATO and other jurisdictions have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect AngloGold Ashanti’s business.

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

Energy cost increases and power fluctuations and stoppages could adversely impact the AngloGold Ashanti’s results of operations and financial condition.

Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, actual and proposed pricing or taxation of carbon emissions, unrest and potential conflict in the Middle East as well as the recent armed conflict between Russia and Ukraine, among other factors, could result in increased demand or constrained supply and sharply escalating oil and energy prices. In particular, the recent hostilities between Russia and Ukraine triggered the imposition of various sanctions by the United States, the EU, the United Kingdom and other jurisdictions against Russia. These and any additional sanctions or export controls, as well as any countermeasures taken by Russia or other jurisdictions, have led to a sharp increase in oil and energy prices, given Russia’s role as a major global exporter of crude oil and natural gas, which could adversely impact the company’s results of operations and financial condition. This risk will be further exacerbated if the oil and energy prices remain at such an elevated level or increase further.

Electricity sourced from fossil fuel based generation is currently used for most of AngloGold Ashanti’s business and safety-critical operations, including cooling, hoisting and dewatering. Loss of power can therefore impact production and employee safety, and prolonged outages could lead to flooding of workings and ore sterilisation. AngloGold Ashanti’s mining operations are substantially dependent upon a mix of electrical power generated by local power utilities and by own power generation plants situated at some of its operations. The unreliability of local power utilities in some of the developing countries in which AngloGold Ashanti operates could have a material adverse effect on the company’s operations, as large amounts of power are required for ventilation, exploration, development, extraction, processing and other mining activities on the company’s properties. For example, in Tanzania, government policies increased pressure on companies to utilise the national grid, which could adversely impact the company’s mining operations in the country due to potential power quality issues.

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

Historically, the gold market relied on prices and trades made relative to a benchmark known as the London Gold Fix (“Fix”), set by a group of five fixing banks that matched buyers and sell orders. Following a series of allegations regarding the possible manipulation of the Fix by fixing banks, U.S., German and UK regulators undertook a review of the fixing process.

In 2015, the Fix was replaced by the LBMA Gold Price Benchmark, which is run and managed by the Intercontinental Exchange (“ICE”). The ICE is independent of the gold market as it does not conduct any trading of gold.

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

Many of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods and inflationary pressures have been exacerbated by recent increases in energy costs. It is possible that significantly higher future inflation in the countries in which the company operates may result in an increase in operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the U.S. dollar or an increase in the U.S. dollar price of gold). This could have a material adverse effect on the company’s results of operations and financial condition. Significantly higher and sustained inflation, with a consequent increase in operational costs, could result in the rationalisation (including closure) of higher-cost mines or projects. Furthermore, when inflation reaches highly inflationary levels in a country in which the company operates, social unrest and union activity may increase, which in turn may have an adverse effect on AngloGold Ashanti’s operational costs and results of operation in that country.

Of particular concern is the increasing inflation rate in Argentina which was recorded at 51.0 percent in 2021, 36.1 percent in 2020, 53.8 percent in 2019, 47.6 percent in 2018 and 24.8 percent in 2017. Hyper-inflationary reporting will be reflected in the financial statements of the company’s local subsidiaries. However, hyper-inflationary movements are not reflected in the group’s consolidated financial statements as AngloGold Ashanti’s local Argentinean subsidiary is deemed to have a U.S. dollar functional currency.

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

AngloGold Ashanti’s Code of Business Principles and Ethics and Policy on Anti-Bribery and Anti-Corruption, among other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behaviour, including bribery or corruption. They also may not guarantee compliance with legal and regulatory requirements and may fail to enable management to detect breaches thereof.

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

For example, in Colombia, AngloGold Ashanti is involved in class action lawsuits in relation to each of its Santa María-Montecristo and La Colosa projects seeking to stop the company from conducting exploration, development and mining activities in certain areas, in which these exploration projects are located, due to environmental concerns. See “Item 8A: Legal Proceedings—Colombia”.

Should AngloGold Ashanti be unable to resolve disputes favourably or to enforce its rights, this may have a material adverse impact on its financial performance, cash flow and results of operations.

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

AngloGold Ashanti’s operations are subject to various climate change-related physical risks which may adversely impact its production activities, mine sites and personnel and/or result in resource shortages or environmental damages.

AngloGold Ashanti’s operations are exposed to a number of physical risks resulting from climate change, such as changes in rainfall rates or patterns leading to increased water stress or floods, rising sea levels, higher temperatures, fires and severe weather events such as tropical cyclones. These events or conditions could disrupt its mining, transport and supply chain operations, mineral processing and environmental rehabilitation efforts, create resource or energy shortages, damage the company’s property or equipment and increase on-site health and safety risks due to, for example, erosion and geotechnical instability. For example, in January 2022, the state of Minas Gerais in Brazil was impacted by heavy rains, which resulted in 145 municipalities declaring an emergency. Thousands of people were forced out of their homes and evacuated from the affected areas, and more than 120 roads were blocked. The impacts were particularly severe in several of the cities where AngloGold Ashanti operates and where its employees reside (namely Sabará, Nova Lima, Raposos, Santa Bárbara, Barão de Cocais and Caeté), which resulted in the operations at Córrego do Sítio being temporarily partially stopped. Certain operations will not be fully restarted until later in 2022. Extreme rainfall events are also an increasingly significant risk for AngloGold Ashanti’s Australian operations. A significant increase in rainfall has the potential to adversely impact normal TSF operating procedures as well AngloGold Ashanti’s ability to operate processing plants in the event it is unable to discharge process water due to insufficient capacity in the receiving TSF pool. In contrast, increasing water stress at some of AngloGold Ashanti’s operations in Africa could, in the future, negatively impact the company’s ability to successfully implement its environmental rehabilitation programmes and/or to suppress dust from its operations. These events or conditions also could have adverse effects on AngloGold Ashanti’s workforce and on the communities around its mines, such as an increased risk of food insecurity, drinking water scarcity, access to power and prevalence of disease.

In 2020, AngloGold Ashanti completed climate change-related physical risk assessments for all of its operated assets as well as the Quebradona project. While the assessments indicated that many of the identified physical climate risks were already included in the risk management strategy for these sites, AngloGold Ashanti may not have identified all potential risks or all the potential impacts of such risks. Events or conditions that are catastrophic, or are otherwise not adequately addressed by AngloGold Ashanti’s adaptation and risk management strategies, could have a material adverse effect on its production activities, assets, results of operations and financial condition.

Compliance with emerging climate change-related requirements, including stricter regulations and the potential imposition of carbon taxes or emissions cap-and-trading schemes or the elimination of related subsidies, that are expected to be part of any transition to a lower-carbon economy, could result in significant additional costs and expose AngloGold Ashanti to additional liabilities.

Greenhouse gases (“GHGs”) are emitted directly by AngloGold Ashanti’s operations as well as by external utilities from which AngloGold Ashanti purchases electricity. As a result of commitments made at the UN Climate Change Conference in Durban, South Africa, in December 2011, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the “Paris Agreement”). The Paris Agreement, which came into force in November 2016, requires developed countries to set targets for GHG emissions reductions. In order to meet national reductions commitments, including a goal of “net zero” carbon or carbon neutrality by 2050 set by numerous jurisdictions, it is likely that additional measures addressing GHG emissions, including stricter GHG emissions limits and/or some form of carbon pricing, will be implemented in various countries in the future. In 2021, AngloGold Ashanti committed to the International Council on Mining & Metals (“ICMM”) target of achieving net zero Scope 1 and Scope 2 GHG emissions by 2050, and, in partnership with value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter.

Carbon pricing refers to various initiatives that seek to internalise the social or environmental cost of carbon on industries by imposing taxes, cap-and-trade schemes and/or elimination of free credits for carbon emissions. As governments continue to set aggressive decarbonisation targets to meet the commitments made as a result of the Paris Agreement, carbon pricing systems are likely to be implemented in a number of jurisdictions were AngloGold Ashanti operates. Such measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions allowances or taxes, including as a result of costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti could also incur significant costs associated with capital equipment to reduce GHG emissions, as well as GHG monitoring and reporting and other obligations to comply with applicable requirements. Such measures could drive up the costs of capital goods, energy and other utility costs that are critical inputs to the company’s mining operations. Certain countries, including Australia and Brazil, have passed or are considering GHG trading or tax schemes and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined.

AngloGold Ashanti’s ability to implement changes to decarbonise its operations varies across its portfolio. For example, in Colombia, where the national electric grid is predominantly supplied by hydropower, future mining operations are expected to be significantly powered by renewable energy. In regions which rely more on fossil fuels for energy, such as the company’s mines in Australia and Tanzania, mandated GHG reductions and/or carbon pricing measures could have a material adverse effect on AngloGold Ashanti’s production activities, results of operations and financial condition. See also “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters”.

While AngloGold Ashanti believes that gold’s well-demonstrated roles as a risk hedge and portfolio diversifier will continue to support investment demand for gold, even in an environment of uncertainty and heightened market volatility from climate change and the transition to a lower-carbon global economy, a sustained economic downturn or disruptions in certain industrial sectors where gold is integral to manufacturing, including electronic devices such as phones, computers and global positioning systems as well as jewellery, could reduce the demand for its product and, consequently, have an adverse impact on its production, financial condition and results of operations.

Increasing scrutiny and changing expectations from AngloGold Ashanti’s stakeholders, including communities, governments and NGOs as well as investors, lenders and other market participants, with respect to AngloGold Ashanti’s ESG performance and policies may impose additional costs or expose AngloGold Ashanti to additional risks.

Companies across all industries are facing increasing scrutiny related to ESG issues, including their internal ESG policies and governance practices. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG-related matters and in recent years have placed increasing importance on the environmental and social costs and impact of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In addition, host communities, as well as certain governmental and non-government actors, are increasingly focused on a company’s ability to operate in a sustainable manner and to mitigate related risks, as well as the public commitments and quantitative metrics used to demonstrate performance and track progress. For AngloGold Ashanti, this includes, in particular, the safe operation of its mines, mitigating its impact to local environments and affected communities and reducing GHG emissions in line with the company’s voluntary commitments. If AngloGold Ashanti’s performance fails to meet internal or adopted external ESG standards, or AngloGold Ashanti otherwise fails to satisfy stakeholder expectations with respect to its commitments and performance, regardless of whether there is a legal requirement to do so, such failure could result in reputational damage to and litigation against the company and its business, financial condition, and/or stock price could be materially and adversely affected.

In particular, AngloGold Ashanti faces increasing pressures from stakeholders, who are increasingly focused on climate change, to prioritise energy efficiency in its operations, reduce its carbon footprint and improve water and other resource consumption, as well as to be transparent about how climate-related risks and opportunities are managed throughout the supply chain to foster and promote business resiliency, accountability and stakeholder value. AngloGold Ashanti has implemented numerous initiatives since 2008 to reduce its GHG emissions by installing new technology, such as heat pumps and underground cooling and water treatment systems, reducing power consumption and improving energy efficiency. AngloGold Ashanti has also made certain voluntary commitments to take future actions, including to achieve net zero Scope 1 and 2 GHG emissions by 2050 and, in partnership with value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter. AngloGold Ashanti continues to enhance its governance around climate-related risks and opportunities, including implementing the action plans of its Climate Change Strategy, which was approved by its board in November 2021. Nevertheless, AngloGold Ashanti may be required to implement even more stringent ESG practices or standards to meet the expectations of existing and future stakeholders and, if the company fails to achieve these objectives or to adhere to internal or adopted external standards, or is perceived to be insufficiently committed to addressing ESG concerns across all of its operations and activities, the company’s reputation and brand image could be damaged, it could lose the trust of its stakeholders (including governments, NGOs, investors, customers and employees) or be subject to litigation brought by those stakeholders, and its business, financial condition and results of operations could be adversely impacted.

AngloGold Ashanti’s inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of its financial statements.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of AngloGold Ashanti’s financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. If AngloGold Ashanti is unable to maintain an effective system of internal control over financial reporting, investors may lose confidence in the reliability of its financial statements and this may have an adverse impact on investors’ abilities to make decisions about their investment in AngloGold Ashanti. See “Item 15: Controls and Procedures”.

Breaches in cybersecurity and violations of data protection laws may adversely impact or disrupt AngloGold Ashanti’s business.

AngloGold Ashanti maintains global information technology (“IT”) and communication networks and applications to support its business activities. AngloGold Ashanti outsources several information technologies functions and applications to third-party vendors and these engagements may have an impact on the overall cybersecurity position of the company. The primary company systems managed by third-party vendors include, but are not limited to, cloud infrastructure, data centre management, server/personal computing support, enterprise resource planning business applications, email and digital documents and the Cyber Security Operations Centre.

AngloGold Ashanti must continuously monitor the solutions implemented to support its global information technology and communication networks and applications to maintain a suitable and well-managed environment. There can be no assurance that these efforts will always be successful.

The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software, attempts to gain unauthorised access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of AngloGold Ashanti’s systems and networks or financial losses from remedial actions. For example, in late 2020, a threat to the company’s computer systems was detected and neutralised within hours in connection with the SolarWinds supply chain compromise which affected over 18,000 companies. The systems affected were limited to network monitoring applications in Brazil which monitored certain technology systems across the local network. In addition, there was a notable increase in phishing campaigns linked to COVID-19 in the second half of 2020 which continued through the first half of 2021. A sharp increase in ransomware-related threats have also been recorded throughout the mining industry with several high-profile organisations experiencing disruptions.

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

For example, the penalties for failure to comply with the South African Protection of Personal Information Act, No. 4 of 2013 (“POPIA”) are severe and may include an administrative fine of up to R10 million or imprisonment of up to ten years. The European General Data Protection Regulation (“GDPR”) may lead to administrative fines of up to €20 million or four percent of a company’s total worldwide annual turnover of the preceding financial year, whichever is higher. Also, the GDPR has a scope that extends beyond the borders of the EU and does not only affect EU operations.

U.S. securities laws do not require AngloGold Ashanti to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the company than they might otherwise receive from a comparable U.S. company.

AngloGold Ashanti is subject to the periodic reporting requirements of the SEC and the New York Stock Exchange that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. Accordingly, there may be less publicly available information concerning AngloGold Ashanti than there is for U.S. public companies. For example, in 2016, AngloGold Ashanti announced that it would no longer voluntarily publish reviewed financial statements and analyses of operating and financial results for the quarters ended 31 March and 30 September of each year. As a result of this transition to half-yearly reporting, investors will receive less information about AngloGold Ashanti than they had in years preceding that change. In addition, AngloGold Ashanti is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, investors will also receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ abilities to make decisions about their investment in AngloGold Ashanti.

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

CURRENT PROFILE

AngloGold Ashanti Limited, a company incorporated under the laws of the Republic of South Africa, is headquartered in Johannesburg, South Africa. The company (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act, No. 71 of 2008, as amended (the “SA Companies Act”).

The Company’s legal and commercial name is AngloGold Ashanti Limited. Its registered office is at 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa. The general telephone number is +27 11 637 6000 and the internet address is
https://www.anglogoldashanti.com. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this annual report on Form 20-F. References herein to the company’s website shall not be deemed to cause such incorporation.

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
•Acquisition of 100 percent of First Uranium (Proprietary) Limited for $335 million.

2013
•Commission of two new gold projects — Tropicana and Kibali — in the second half of 2013.

2015
•Sale of the Cripple Creek & Victor gold mine in Colorado, USA for $819 million.

2017
•South Africa region restructured — TauTona mine placed on orderly closure. Negotiations of the sales of Moab Khotsong and Kopanang mines.

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

2021
•Announcement of offer to purchase Corvus Gold Inc. (“Corvus”), in Nevada USA. Subsequent to year end, on 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus to acquire the remaining 80.5% interest in Corvus for a cash consideration of $365m.

CAPITAL EXPENDITURE AND DIVESTITURES

For information concerning the company’s principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to “Item 4B: Business Overview—AngloGold Ashanti Global Operations: 2021”, “Item 5A: Operating Results—Comparison of capital expenditure in 2021, 2020 and 2019” and “Item 5B: Liquidity and Capital Resources”.

For information concerning the company’s divestitures, including the sale of the remaining South African producing assets and related liabilities announced on 12 February 2020 and completed on 30 September 2020, refer to “Item 5: Operating and Financial Review and Prospects—Overview”.

4B.    BUSINESS OVERVIEW

AngloGold Ashanti Limited (AngloGold Ashanti) is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products. We are developing two projects in Colombia, including the Quebradona mine that is expected to produce both gold and copper, and continuing exploration activities in the United States. The Company is headquartered in Johannesburg, South Africa.

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

OPERATIONS

We have developed a high-quality, well-diversified asset portfolio, including production from ten operations in seven countries (Argentina, Australia, Brazil, Ghana, Guinea, the DRC and Tanzania) supported by greenfields projects in Colombia and the United States along with a focused global exploration programme. Our portfolio comprises long-life, operating assets with differing ore body types, located in key gold-producing regions around the world.

Our operations and projects are grouped regionally as follows:

•Africa (DRC, Ghana, Guinea and Tanzania);
•Americas (Argentina and Brazil, and projects in Colombia and the United States); and
•Australia (Australia).

Our new operating model, designed and introduced to employees towards the end of 2021, aims to improve efficiency and support better operating outcomes by focusing only on work required to deliver the strategy, clarifying the mandates of corporate functions, properly resourcing our revenue-generating assets to deliver on their plans, and removing duplicate structures and activities. The new operating model implementation will be completed in early 2022.

EXPLORATION

Our exploration programme is focused on creating significant value for the company’s stakeholders by providing long-term optionality and improving the quality of our asset portfolio.

Greenfields and brownfields exploration takes place in both established and new gold-producing regions through managed and non-managed joint arrangements, strategic alliances and wholly-owned ground holdings. AngloGold Ashanti’s discoveries include La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) in Colombia and Silicon in Nevada, USA.

GOLD MARKET

We have seen gold fulfilling its role as a haven in times of uncertainty and inflation. The ongoing conflict in the Ukraine and negative real interest rates are also supportive for the gold market.

Gold is a long-term store of value independent of other assets. As its price often moves contra-cyclically, it can protect or enhance the performance of an investment portfolio and reduce volatility. Demand for gold rose 10% in 2021, with increases in most areas including central bank buying and jewellery sales, as broader economic uncertainty and inflationary fears remained and consumer markets rebounded from poor sales during the first year of the pandemic in 2020.

Central banks are also a strong source of demand, with volumes having increased steadily over the past decade.

Historically, gold jewellery has been the strongest source of demand, accounting for around 50% of total demand. In 2021, jewellery demand rose by 52%, recovering from losses sustained during 2020. The largest gold jewellery markets are India and
China.

For more information, see “Item 5A: Operating Results—Introduction”.

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

However, gold producers do compete against each other for acquisition of mining assets, exploration opportunities and human resources. See “Item 3D: Risk Factors—AngloGold Ashanti faces strong competition and industry consolidation”.

SEASONALITY

Subject to other factors and unforeseen circumstances, in the first quarter production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.

RAW MATERIALS

AngloGold Ashanti uses chemicals, including cyanide and lime, in the production of gold. These chemicals are available from a large number of suppliers and do not represent a material portion of the company’s costs. We are not currently experiencing any supply shortages on critical consumables utilised in the production of gold across our global operations. In addition, our stocking strategies account for potential lead time variation and supply constraints, thus minimising the risk of changes in the marketplace. While commodity pricing is subject to volatility over time, our contractual terms limit future changes. However the war in Ukraine has caused significant disruption to financial and commodity markets. At 23 March 2022, prices for several hard and soft commodities had reached their highest levels in a decade or more, or in some cases had set records. Brent crude oil touched levels not seen since 2012 and copper advanced to its highest level ever. The higher cost for basic commodities used in our host countries and communities, and as key production inputs, could impact the costs of our raw materials. The impact on global supply chains from the conflict will become clearer over time.

STRATEGY

The overall aim of our strategy is to generate sustained, improved cash flows and returns over the longer term and, in so doing, to create and preserve value for all our stakeholders.

We have five key strategic focus areas which guide decision-making and are aimed at generating increased cash flows; extending mine lives; creating an organic pipeline of economically viable orebodies; and enhancing our licence to operate.

Strategic focus areas
AngloGold Ashanti’s five strategic focus areas are set out below:
•People, safety, health and sustainability. This strategic focus area seeks to align our strategy with our values and corporate citizenship responsibilities, which includes being accountable for our actions and respecting all stakeholders and the environment. In support of this, ESG principles are integrated into all aspects of our business.
•Financial flexibility. We must ensure our balance sheet always remains able to meet our core funding needs. This requires sufficient liquidity in the form of cash and available credit facilities, staggered tenor of our debt maturities and leverage that is below our lending covenants.
•Optimise overhead costs and capital expenditure. All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.
•Improve portfolio quality. Our asset portfolio must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.
•Maintain long-term optionality. Our Mineral Resource and Mineral Reserve portfolio, our primary natural capital input, is essential to the successful growth of our business. Improving the quality of this natural capital, enhances our ability to create value. To maintain long-term optionality, we aim to continually replenish and increase the Mineral Resource and Ore Reserve pipeline so as to sustain the business over time.

INTELLECTUAL PROPERTY

AngloGold Ashanti, as a group, is not dependent on intellectual property (including patents or licenses), industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes for the conduct of its business as a whole.

THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE

AngloGold Ashanti’s rights to own and exploit Mineral Reserve and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties lie.

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

For more information on the risks and uncertainties associated with AngloGold Ashanti’s mining rights, see “Item 3D: Risk Factors”, in particular the risk factors entitled “AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights”, “Failure to comply with laws, regulations, standards and contractual obligations, breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, negative effects on AngloGold Ashanti’s reported financial results, and adversely affect its reputation”, “Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge”, “AngloGold Ashanti’s mineral deposits, Mineral Reserve, and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries” and “AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

SOUTH AFRICA

As part of the South African asset sale, AngloGold Ashanti Limited sold its remaining three mining rights in South Africa to Golden Core Trade and Invest (Pty) Ltd (“Golden Core”) and Harmony Gold Mining Company Limited pursuant to a sale agreement concluded on or about 12 February 2020, as amended and reinstated from time to time (the “SA Sale Agreement”). These mining rights relate to operations in the West Wits area.

General laws relating to mining

The MPRDA

The Mineral and Petroleum Resources Development Act, No. 28 of 2002 (the “MPRDA”) came into effect on 1 May 2004. The objectives of the MPRDA are, amongst other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged and to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socioeconomic development of the areas in which they operate. The Mineral and Petroleum Resources Development Amendment Act, No. 49 of 2008 (the “MPRDAA”) became effective on 7 June 2013. On 23 April 2004, the Minister of Mineral Resources and Energy (the “MRE Minister”) published, under the terms of the MPRDA, the Mineral and Petroleum Resources Development Regulations in order to implement the provisions of the MPRDA and MPRDAA. These implementation regulations were amended on 27 March 2020.

The mining charter

Since 2004, a series of mining charters have been adopted in South Africa with the main purpose of transferring part of the ownership of mining assets to black or historically disadvantaged South Africans (“HDSAs”) within a certain time period. Such mining charters also set targets for, amongst other things, the advancement of HDSAs into management positions, the employment of women, procurement of goods and services from HDSA-owned companies, training, community development and the upgrading of mine housing. In 2004, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2004 was published and, in September 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (the “2018 Mining Charter”) was published, repealing all prior mining charters. In September 2021, the High Court of South Africa (Gauteng Division) held that the 2018 Mining Charter is a policy document and does not, per se, bind holders of mining titles. The High Court also set aside various provisions of the 2018 Mining Charter. In

November 2021, the South African Department of Mineral Resources and Energy (“DMRE”) informed the parliamentary portfolio committee on mineral resources and energy that it does not intend to appeal the outcome of the judgement, but instead will consider steps to achieve the empowerment objectives through legislative amendments to the MPRDA.

The B-BBEE Act

The Broad-Based Black Economic Empowerment Act, No. 53 of 2003 (the “B-BBEE Act”) is a law of general application in respect of Broad-Based Black Economic Empowerment (“B-BBEE”) and enables the Minister of Trade and Industry to drive B-BBEE across all sectors of the economy. In 2014, the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (the “B-BBEE Amendment Act”) came into effect amending the B-BBEE Act to provide a framework of principles, strategies and guidelines aimed at promoting the broad-based socio-economic empowerment of HDSAs across the South African economy and society in the form of ownership, management, employment equity, skills development, preferential procurement, enterprise development and socio-economic development.

Environmental laws relating to mining

The National Environmental Management Act, No. 107 of 1998, as amended (the “NEMA”) includes provisions to deal with environmental regulation of mining and prospecting, which provisions are administered by the MRE Minister. Pursuant to section 24N(8) of NEMA, directors of a company are jointly and severally liable for any negative impact on the environment, whether advertently or inadvertently caused by the company they represent, including damage, degradation and pollution.

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

AngloGold Ashanti’s rights and permits

Pursuant to the SA Sale Agreement, AngloGold Ashanti and Golden Core executed a notarial deed of cession of the mining rights with DMRE references GP 30/5/1/2/2/01 MR and GP 30/5/1/2/2/248 MR to transfer and cede these mining rights to Golden Core (the “Deed of Cession”). On 14 June 2021, the Deed of Cession was registered at the Mineral and Petroleum Titles Registration Office (the “MPTRO”).

With respect to the mining right held under DMRE reference GP 30/5/1/2/2/11 MR, AngloGold Ashanti and Golden Core agreed to make an application in terms of section 102 of the MPRDA at the DMRE after the closing date of the SA Sale Agreement requesting, among other matters, the incorporation of this mining right into the mining right with DMRE reference GP 30/5/1/2/2/01 MR (the “Harmony Consolidation Application”). AngloGold Ashanti also executed a notarial conditional deed of abandonment pursuant to which it conditionally abandons this mining right in terms of section 56(f) of the MPRDA (the “Deed of Abandonment”) on condition that ministerial consent is granted in respect of the Harmony Consolidation Application. On 17 January 2022, the Harmony Consolidation Application was submitted to the DMRE. On the date of the grant of the Harmony Consolidation Application, AngloGold Ashanti will cease to be a holder of any mining rights in South Africa. Once the transaction has been fully implemented, the general laws relating to mining outlined above will no longer be applicable to the company, other than the statutory duty of care in terms of NEMA as described above.

AFRICA REGION

Democratic Republic of the Congo (DRC)

General laws relating to mining

The mining industry in the DRC is primarily regulated by Law No. 007/2002 dated 11 July 2002 (the “2002 DRC Code”), as amended by Law No. 18/001 dated 29 January 2018 (the “Reformed DRC Mining Code”) and Decree No. 038/2003 dated 26 March 2003, as amended by Decree No. 18/024 dated 8 June 2018 (the “Reformed DRC Mining Regulations”).

With respect to the application of the Reformed DRC Mining Code and Reformed DRC Mining Regulations, Kibali Goldmines S.A. (“Kibali Goldmines”) has reserved and continues reserving its rights, including, without limitation, its stability rights under, among other legal sources, the 2002 DRC Code. Discussions with the DRC government on these issues and the possible application of incentives that may be available under the Reformed DRC Mining Code and Reformed DRC Mining Regulations, in particular under article 220 of the Reformed DRC Mining Code which provides that the Prime Minister of the DRC may grant a number of incentives to provinces with infrastructure deficits to encourage economic development from mining resources, are ongoing.

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

The standard rate of VAT is 16 percent and is applicable to all mining companies. In the DRC, Kibali Goldmines is due certain refunds of VAT which, to date, remain outstanding. During 2021, AngloGold Ashanti did not recover any VAT offsets and refunds from its operations in the DRC. We believe that our attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to us by the DRC government amounted to $73 million as of 31 December 2021. While an agreement was reached with the DRC government on the reimbursement of the refundable VAT in 2018, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of our VAT receivables in the DRC.

The Reformed DRC Mining Code also provides for a level of fiscal stability. A stability clause stipulates that existing tax, customs and exchange control provisions applicable to mining activities are guaranteed to remain unchanged for a period of five years from the enactment of the Reformed DRC Mining Code.

Foreign exchange control regime

The Reformed DRC Mining Code imposed new exchange control rules requiring that mining title holders repatriate onshore 60 percent of sale revenues received during the investment amortisation period and 100 percent once the investment amortisation is completed. As a result of these new rules, AngloGold Ashanti was not able to fully repatriate dividends from its DRC operations to date.

In 2021, AngloGold Ashanti repatriated $231 million from its operations in the DRC, in the form of dividends from Kibali (Jersey) Limited. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (AngloGold Ashanti’s attributable share: $150 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $81 million). Our attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $499 million as of 31 December 2021. The cash and cash equivalents held at Kibali Goldmines are subject to various steps before they can be distributed to Kibali (Jersey) Limited and are held across four banks in the DRC, including two domestic banks.

AngloGold Ashanti’s rights and permits

AngloGold Ashanti holds a significant stake in the Kibali gold mine which is located in the north-eastern part of the DRC. The Kibali gold mine is owned by Kibali Goldmines which is a joint venture between Barrick Gold Corporation (45 percent), AngloGold Ashanti (45 percent) and Société Minière de Kilo-Moto S.A. (“SOKIMO”) (10 percent) which represents the interest of the DRC government. AngloGold Ashanti and Barrick Gold Corporation each have a 50 percent interest in Kibali (Jersey) Limited which holds their respective 45% interest in Kibali Goldmines.

The Kibali gold project is operated by Barrick Gold Corporation and comprises ten exploitation permits, of which eight expire in 2029 and two in 2030. Those exploitation permits (11447, 11467, 11468, 11469, 11470, 11471, 11472, 5052, 5073, and 5088) cover an area of approximately 1,836 km2 in the Moto goldfields.

Ghana

General laws relating to mining

Control of minerals and mining companies

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (the “GMM Act”) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of reconnaissance, prospecting, recovery and associated land usage being granted under licence or lease. The grant of a mining lease by the Ghana Minister of Lands and Natural Resources (the “LNR Minister”) upon the advice of the Minerals Commission is subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by the Ghanaian Parliament. The LNR Minister has the power to object to a person becoming or remaining a controller of a company which has been granted a mining lease if the LNR Minister believes, on reasonable grounds, that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

Stability and development agreements

The GMM Act provides for stability agreements as a mechanism to guarantee certain terms and conditions, mainly fiscal, to which a company’s operations are subject for a period of 15 years. A development agreement, as provided for by the GMM Act, may be made available to a mineral right holder with a proposed investment exceeding $500 million. The GMM Act also provides that the terms of a development agreement may contain stability terms as provided for in stability agreements. Stability and development agreements are subject to parliamentary ratification. In January 2020, certain amendments to the GMM Act, including, among other measures, the abolishment of development agreements and the shortening of stability agreements from a period not exceeding 15 years to a period of five years (with a possible extension of another five years) were proposed. If adopted, however, such amendments would not apply retroactively and would therefore not have an impact on existing development agreements, including the Obuasi Development Agreement (as described below).

Ghana Stability Agreement

In 2004, AngloGold Limited and the Government of Ghana signed a stability agreement (the “Ghana Stability Agreement”) governing certain aspects of the fiscal and regulatory framework under which the company would operate in Ghana for a period of 15 years following the implementation of the business combination between AngloGold Limited and Ashanti Goldfields Company Limited. In June 2018, the Ghana Stability Agreement ceased to apply to the Obuasi mine as a result of the parliamentary ratification of a new development agreement and a new tax concession agreement in relation to the mine (as described below). However, the Ghana Stability Agreement continued to apply to the Iduapriem mine until it expired in April 2019. Since then, AngloGold Ashanti (Iduapriem) Limited (“AGA Iduapriem”) no longer benefits from the Ghana Stability Agreement. Relevant engagements are currently ongoing between AGA Iduapriem and the Minerals Commission to obtain a new agreement for the Iduapriem mine.

Obuasi Development Agreement

AngloGold Ashanti (Ghana) Limited (“AGA Ghana”) negotiated a new development agreement in relation to the Obuasi mine (the “Obuasi DA”) with the Government of Ghana. On 21 June 2018, the Ghanaian Parliament ratified the Obuasi DA which contains stability terms as provided for in stability agreements. The Obuasi DA confers a number of rights and obligations on AGA Ghana with respect to the Obuasi mine, including, among other matters, (i) the stabilisation of the fiscal and regulatory framework (except for enactments promoting the use of Ghanaian goods and services) for a period of 10 years (with a potential of it being extended for five years); (ii) the right to hold up to 80 percent of proceeds received from exporting minerals in foreign currencies outside of Ghana; (iii) obligation to give preference to materials and goods made in Ghana as well as services provided by Ghanaians; and (iv) the right to peaceful enjoyment and protection against expropriation.

Obuasi Tax Concession Agreement

Fiscal terms, which will ordinarily form part of a single stabilisation document, were separated from the Obuasi DA. Hence a separate tax concession agreement in relation to the Obuasi mine (the “Obuasi TCA”) was signed with the Government. On 21 June 2018, Parliament ratified the Obuasi TCA with a concession period until 31 December 2027. The Obuasi TCA contains a number of tax concessions for AGA Iduapriem with respect to the Iduapriem mine, including, among other matters, (i) a corporate income tax rate of 32.5 percent or such lower rates as may be fixed by law (instead of the current statutory rate of 35 percent); (ii) exemption of certain transactions from capital gains tax; (iii) a sliding scale royalty rate ranging from 3 percent to 5 percent for a price ranging from $1,300 up to $2,000 and above per ounce (instead of the current flat rate of 5 percent); and (iv) certain VAT exemptions and refunds.

Government’s Golden Share

Section 60(1) of the GMM Act provides that the Government of Ghana can require a mining company to issue for no consideration to the Republic of Ghana a special share (a “Golden Share”). A Golden Share in AGA Ghana was issued to the Government of Ghana and the Obuasi DA confirms that the Government’s rights with respect to its Golden Share apply only in respect of AGA Ghana’s assets and operations in Ghana. The Golden Share confers certain rights on the Government in respect of AGA Ghana. For example, written consent of the holder of the Golden Share is required for, among other matters, (i) any amendment of the rights and restrictions in respect of the Golden Share; (ii) the voluntary winding-up or voluntary liquidation of AGA Ghana; (iii) the disposal of any mining lease held by AGA Ghana; and (iv) the disposal of all or substantially all of the assets of AGA Ghana. The holder of the Golden Share generally does not have the right to participate in the profits or assets of AGA Ghana (by way of dividend or other capital issuances), but is entitled to attend any general meeting of shareholders.

Tax laws relating to mining

Currently, the main tax laws in Ghana include the following acts and regulations, which have been frequently amended over the years:
•Income Tax Act, 2015 (Act 896) (as amended) and Income Tax Regulations, 2016 (L.I. 2244);
•Customs Act, 2015 (Act 891) (as amended) and Customs Regulations, 2016 (L.I. 2248);
•Value Added Tax, 2013 (Act 870) (as amended) and Value Added Tax Regulations, 2016 (L.I. 2243); and
•Revenue Administration Act, 2016 (Act 915).

The Income Tax Act, 2015 (Act 896) ringfences and taxes income derived from mining operations at the rate of 35 percent. The Obuasi TCA for AGA Ghana provides for a stabilised income tax rate of 32.5 percent. AGA Iduapriem currently pays income tax at the rate of 35 percent.

Furthermore, mining companies are subject to the payment of ground rent and royalties. The current royalty rate amounts to 5 percent. However, a sliding scale royalty rate has been adopted for AGA Ghana as provided by the Obuasi TCA. The provision of goods and services is liable to value added tax (“VAT”) at a revised rate of 12.5 percent. In addition, there are separate levies, including a 2.5 percent National Health Insurance Levy (“NHIL”), a 2.5 percent Ghana Education Trust Fund Levy (“GetFund Levy”) and a 1.0 percent COVID-19 Levy. By virtue of the Obuasi TCA, AGA Ghana is exempt from the payment of the NHIL and GetFund Levy. In addition, while AGA Ghana is technically exempt from the payment of the COVID-19 Levy (as it became operational subsequent to the effective date of the Obuasi DA), the company decided to pay the COVID-19 Levy voluntarily. AGA Iduapriem is not exempt from any of these levies.

Environmental laws relating to mining

Mining companies are required, under the GMM Act, Environmental Assessment Regulations, 1999 (L.I. 1652) and Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary approvals from the Environmental Protection Agency (the “Ghana EPA”) and, in appropriate cases, the Water Resources Commission and/or the Ghanaian Minerals Commission before undertaking mining operations. This includes undergoing an environmental impact assessment process and, following the issuance of the environmental permit, periodically preparing environmental management plans, which include details of the likely impacts of mining operations on the environment and local communities, as well as a comprehensive plan and timetable for actions to mitigate and remediate any adverse effects of the mining operations, for submission to the Ghana EPA. The Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) also impose further obligations to obtain the necessary permits from the Inspectorate Division of the Ghana Minerals Commission for the operation of mines. The environmental permits for AGA Ghana (for the Obuasi redevelopment project and for the construction and operation of tailings and water infrastructure projects) are valid until November 2022. The environmental permits for AGA Iduapriem (for the re-mining of Block 5 and for the tertiary crusher installation project) are valid until July 2022. Renewal processes for the environmental permits for both mines are underway. The permit for the tailings infrastructure project of AGA Iduapriem is valid until 2023.

Environmental laws in Ghana also require mining operators to rehabilitate land negatively impacted by mining operations according to an environmental cost reclamation plan agreed with the Ghana EPA. The environmental cost reclamation plan includes two cost estimates, namely the cost of rehabilitating the mining area at the end of the life of the mine as well as the cost of rehabilitating the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. Each mining company is typically required to secure a percentage (typically between 50 percent and 100 percent) of the estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. The terms of each reclamation bond are determined by a reclamation security agreement between that company and the Ghana EPA. Both AGA Ghana and AGA Iduapriem have bank guarantees in place for environmental reclamation liabilities as well as escrow accounts with joint signatories from the Ghana EPA. The guarantees for AGA Iduapriem will expire in October 2022, whereas the guarantees for AGA Ghana are valid until December 2022.

Foreign exchange, export and other rules

Retention of foreign earnings

The Obuasi mine is permitted to retain 80 percent of its foreign exchange earnings in an offshore foreign exchange account, whereas the Iduapriem mine is allowed to only retain 45 percent. In addition, the company has permission from the Bank of Ghana to retain and use US dollars, outside of Ghana, to fulfil payment obligations to the company’s hedge counterparties which cannot be met from the cash resources of its treasury company.

Rules regarding the export of gold and diamonds

The Bank of Ghana introduced new measures to regulate and monitor the export of gold and diamonds from Ghana in 2015. From September 2015, all exports of gold and diamonds must be carried out through the Precious Minerals Marketing Company Ltd (“PMMC”), except where the exporter is the holder of a licence that permits it to export directly. The Ghana Revenue Authority (Customs Division) only permits gold to be exported by a licensed gold exporter who has a completed Form FEX A4 bearing Bank of Ghana’s embossment. The export measures do not apply to AngloGold Ashanti because the company holds a licence granted by the LNR Minister to sell and export its production.

Local assaying and refinement policies

In November 2016, the Ministry of Lands and Natural Resources issued a ministerial directive appointing the PMMC as designated laboratory for assaying in Ghana. The directive requests all persons holding export licences for gold to submit all gold to be exported to the PMMC for assay before export. Mining businesses, including AngloGold Ashanti, acting through the Ghana Chamber of Mines were opposed to this directive due to its potential negative impact on mining companies in the region. As a result, the Chamber initiated proceedings to reverse or modify the directive. Following discussions in respect of the mining industry’s concerns, the Chamber and Government agreed on the modalities for implementing the national assaying policy and it was introduced in February 2018 following a one-month pilot among certain mining companies. Subsequently, in June 2019, the LNR Minister released a statement reiterating the Government of Ghana’s plans to locally refine 30 percent of the gold produced in the country. Discussions between the Ghana Chamber of Mines and the Government of Ghana’s economic management team in 2019 led to the Chamber agreeing to consider the proposal and for the parties to discuss detailed modalities to ensure that a move to locally refined gold does not become detrimental to the mining industry.

Local content and local participation policy

Mining companies must submit a detailed programme for the recruitment and training of Ghanaians with a view to achieving “localisation”, which is the replacement of expatriate personnel in a company’s Ghanaian operations by Ghanaian personnel. In addition, mining companies must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies. The Minerals and Mining (General) Regulations, 2012 (L.I. 2173) give further details on the localisation policy. On 15 October 2020, the Minerals and Mining (Local Content and Local Participation) Regulations, 2020 (L.I. 2431) were adopted in order to expand the scope of local content requirements in the mining industry. For example, there are restrictions on the number of expatriates that can be employed by mineral rights holders and mine support service providers in a bid to enhance the participation of Ghanaians in the mining industry.

AngloGold Ashanti’s rights and permits

Obuasi

The Obuasi mine originally held four contiguous mining leases, the Obuasi Mining Lease and the Binsere 1, 2 and 3 Mining Leases. The Obuasi Mining Lease was granted by the Government of Ghana on 5 March 1994, covering an area of approximately 338 km2 in the Amansie East and Adansi West districts of the Ashanti region, for a term of 30 years from the date of the agreement. The Binsere Mining Leases were granted on 9 April 1998, covering an area of 140 km2, for a term of 30 years from the date of the agreement. All leases in respect of the Obuasi mine had been duly ratified in accordance with Ghanaian law. In March 2007, the Government of Ghana agreed to extend the term of the Obuasi Mining Lease for a further term of 30 years. The amended Obuasi Mining Lease was also ratified by Parliament on 23 October 2008. The Obuasi Mining Lease will expire in March 2054 and the Binsere Mining Leases in April 2028. The mining leases are renewable. On 3 March 2016, the Minerals Commission approved AGA Ghana’s application to surrender approximately 273.54 km2 of the area to the Government of Ghana, reducing the lease areas to 201.46 km2. The remaining parcel of land that will be subject to the mining lease is situated within various villages and townships in the region but excludes the municipality of Obuasi. On 15 January 2021, the

Minerals Commission approved AGA Ghana’s application to surrender a further 60.24 km2 of lease area, thereby reducing the total lease area to 141.22 km2. The current lease areas are covered by three mining leases: the Obuasi Mining Lease (87.48 km2), the Binsere 1 Mining Lease (29.03 km2) and the Binsere 2 Mining Lease (24.71 km2). These mining leases are covered by the Obuasi DA and Obuasi TCA.

Iduapriem

The Iduapriem mine operates under four different mining leases: the Iduapriem Mining Lease (LVB1539/89) (36.47 km2), the Ajopa Mining Lease (LVB/WR326/09) (46.12 km2), the Teberebie Mining Lease (LVB3722H/92) (28.53 km2) and the Ajopa South Mining Lease (LR#1109/1999) (28.10 km2). On 17 February 2020, the mining leases were extended for a further period of 15 years and such leases will now expire in February 2035. All leases in respect of the Iduapriem mine have been duly ratified in accordance with Ghanaian law.

Guinea

General laws relating to mining

In Guinea, the mining industry is primarily regulated by Law L/2011/006/CNT dated 9 September 2011 as amended by Law L/2013/053/CNT dated 8 April 2013 and promulgated by Decree D/2013/075/PRG/SGG dated 17 April 2013 (together, the “Guinea Mining Code”).

The Guinea Mining Code is implemented by various decrees and orders, including Decree D/2014/015/PRG/SGG adopting a model of mining convention, dated 17 January 2014, Order A/2016/1584/MMG/SGG related to the administration’s capacities for the management of integrated mining projects (PARCA-GPI) and its steering committee, dated 6 June 2016, and Decree D/2016/163/PRG/SGG on the national agency for the development of mining infrastructures (ANAIM), dated 13 June 2016.

In 2017, Decree D/2017/285/PRG/SGG was adopted, which sets forth the conditions for the constitution and management of the Local Development Fund (“Fodel”), as well as Joint Order A/2017/6326/MMG/MATD/SGG, which sets forth the conditions for the use, management and control of the Fodel. Together, these set forth the use of the mining companies’ financial contribution to the development of the local communities and the rules applying to the Fodel, which was created under the Guinea Mining Code. On 13 July 2018, a Joint Order A/2018/5212/MEF/MMG/MB/MATD/SGG was issued, which regulates the use, management and monitoring of the resources allocated to local authorities pursuant to article 165 of the Guinea Mining Code. In 2019, an inter-ministerial committee was created to supervise and control the Fodel through the adoption of Joint Order AC/2019/089/MMG/MATD/SGG setting out the conditions for the constitution, powers and management of said inter-ministerial committee. On 6 September 2019, Decree D/2019/263/PRG/SGG was issued, which sets forth local content requirements in the framework of the implementation of public and private projects in Guinea.

On 16 June 2020, a new procedure for the export of gold by mining companies was enacted through the adoption of Decree D/2020/113/PRG/SGG, which sets out, amongst other things: (i) when the industrial production tax referred to in article 161-1 of the Guinea Mining Code shall be paid, and (ii) the process to be followed to export gold bullion.

On 27 April 2021, a Joint Order AC/2021/824/MMG/BCRG/SGG was issued establishing the fees and costs charged by the Guinean mining authorities and the Guinean Central Bank in connection with the administrative procedures for the export of gold by industrial and semi-industrial companies.

AngloGold Ashanti’s rights and permits

The group’s Guinean subsidiary, Société AngloGold Ashanti de Guinée S.A. (“SAG”), has title to the Siguiri mine in the form of a mining concession, granted by virtue of Presidential Decree D/97/171/PRG/SGG, dated 4 August 1997, for a period of 25 years (the “Mining Concession”). The Mining Concession covers exploration and mining for gold, silver, diamonds and associated ores, and was originally covered by a mining convention entered into with the Republic of Guinea in 1993 and amended in 2005. On 28 June 2016, SAG and the Government of Guinea concluded a revised and consolidated mining convention (convention de base révisée et consolidée) (the “Revised Mining Convention”) which encompasses a renewal of the term of the original mining convention and other amendments necessary to support an expansion project to extend the life of the Siguiri mine (the “Expansion”). In compliance with the provisions of the Guinea Mining Code, the Revised Mining Convention was ratified by the Guinean National Assembly (Law L/2016/N°067/AN dated 30 December 2016, promulgated by Decree D/2017/015/PRG/SGG dated 24 January 2017), submitted to the Guinean Supreme Court which rendered a favourable opinion (Judgement N°AC 005 dated 16 January 2017), and ratified by the President of the Republic of Guinea (Decree D/2017/021/PRG/SGG dated 24 January 2017), following which it replaced the original mining convention and became effective on 24 January 2017.

Key elements of the Revised Mining Convention include the following:

•a duration of 25 years, expiring 23 January 2042, subject to further renewal if mining operations continue;
•the term of the Mining Concession is aligned with the term of the Revised Mining Convention since the Republic of Guinea committed to maintain the Mining Concession for the entire duration of the Revised Mining Convention;
•SAG’s operations remain governed by the 1995 Guinea Mining Code (the prior mining code) and are only subject to the provisions of the Guinea Mining Code to the extent they are expressly set out in the Revised Mining Convention;
•the stability of the customs and tax regime is guaranteed for the entire initial term of the Revised Mining Convention, and subject to certain conditions being met, any renewal period(s);
•the Republic of Guinea holds a 15 percent free-carried/non-contributory interest;
•the Republic of Guinea is entitled to a royalty on gold of 5 percent based on a spot gold price as per LBMA fixing (PM) up until the date of steady state commercial production of the first phase of the Expansion, after which the royalty rate applicable to gold will vary depending on threshold prices as per LBMA fixing (PM), namely: 3 percent if the gold price is $1,300 or less, 5 percent, if above $1,300 and up to $2,000 and 7 percent if above $2,000;
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

The Mining Concession covers an area divided into four blocks totaling approximately 1,495 km2. SAG has the exclusive right to explore and mine in any part of the concession area for the duration of the Revised Mining Convention. The Revised Mining Convention also grants SAG the option to secure certain land rights over additional areas currently covered by exploration permits, but to which SAG may need access for purposes of establishing roads or storage of tailings. The Mining Concession is due to expire on 4 August 2022. On 1 February 2022, a renewal request was filed in accordance with the provisions of the Revised Mining Convention. Pursuant to the Revised Mining Convention, the Mining Concession can be renewed for one or more period(s) that cannot exceed 10 years each as long as the Revised Mining Convention is in force.

The Revised Mining Convention is subject to early termination if the parties formally and expressly agree to it, if the last of the mining title held by SAG expires or is relinquished without any renewal application having been filed, if all project activities are voluntarily suspended for a continuous period of 12 months or are permanently abandoned by SAG, or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

Mali

General laws relating to mining

The mining industry in Mali is primarily regulated by Ordinance No. 2019-022/P-RM dated 27 September 2019 containing the new mining code of the Republic of Mali (the “Mali Mining Code”) and Decree No. 2020-0177/PT-RM dated 12 November 2020 implementing the Mali Mining Code. On 8 December 2020, Decree No. 2020-0288/PM-RM enacted the new model mining convention referred to in Decree No. 2020-0177/PT-RM.

The Mali Mining Code applies to the mining operations previously carried out by AngloGold Ashanti entities in Mali (as further described below) except with respect to the validity, scope and duration of their exploitation permits and the provisions on tax and customs regime contained in their mining conventions (conventions d’établissement) for their remaining duration. In this regard, the transitory rules of the Mali Mining Code specify that mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein.

Exploration and prospecting activities are carried out under exploration authorisations (autorisation d’exploration) or exploration permits (permis de recherche), which give their holder the exclusive right to carry out exploration activities over a given area. Exploration authorisations are granted by the Mining Administration (Administration chargée des Mines) for a non-renewable period of three months, while exploration permits are granted by Ministerial Order for a period of three years renewable twice for additional 3-year periods. Applications for exploration authorisations and exploration permits must contain various documents attesting to the financial and technical capacity of the applicant as well as a detailed works and costs programme.

A large scale permit exploitation permit (permis d’exploitation de grande mine) is required to mine a deposit located within the area of an exploration permit and grants the holder an exclusive right to exploit the named substances and proceed with the processing and commercialisation of the substances extracted within its perimeter. Large scale exploitation permits are granted by decree of the Head of Government for a maximum period of 12 years renewable for 10 year-periods until depletion of the deposits. An application must be submitted to the Mining Administration (Administration chargée des Mines) and must contain various documents attesting to the financial and technical capacity of the applicant, a feasibility study, a detailed environmental study in respect of the impact of the project on the environment, an environmental permit, a closure and rehabilitation plan as well as a community development plan. As soon as the large scale exploitation permit is granted, the permit holder must incorporate a company under the laws of Mali and assign the permit for free to this company. The State will have a 10 percent free-carried interest in the company. This interest will be converted into priority shares and the State’s participation will not be diluted in case of an increase in capital. In addition, the company is required to ensure that private Malian investors are offered the possibility to acquire 5 percent of their capital.

All mining titles mentioned above (save for the exploration authorisation) require a mining convention (convention d’établissement) to be signed by the State and the titleholder defining their rights and obligations, the duration of which is 20 years.

AngloGold Ashanti’s rights and permits

Historically, AngloGold Ashanti had interests in the Morila, Sadiola and Yatela gold mines, all of which were governed by mining conventions (conventions d’établissement) covering exploration, mining, treatment and marketing in a comprehensive document. These documents include general provisions regarding exploration (work programme, fiscal and customs framework) and exploitation (formation of a local limited liability mining company, State interest, fiscal and customs framework governing construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene and dispute settlement). The Morila and Sadiola gold mines were sold in November and December 2020, respectively.

In April 2017, Société d’Exploitation des Mines d’Or de Yatela S.A. (“Yatela”), the company operating the Yatela gold mine, began the implementation of a closure plan in order to relinquish the property. In February 2019, AngloGold Ashanti and its joint venture partner IAMGOLD Corporation announced an agreement to sell each of their 40% interests in Yatela to the Government of Mali, which holds the remaining 20% interest. Completion of the transaction is subject to the fulfilment or waiver of a number of conditions precedent and has been delayed several times since 2019 due to political instability and related events in Mali as well as the COVID-19 pandemic. Yatela’s exploitation permit covers approximately 212 km2. Yatela has a 30-year permit which expires in 2030.

Tanzania

General laws relating to mining

Tanzania Mining Act and Tanzania Mining Regulations

Mineral rights in the United Republic of Tanzania are principally governed by the Mining Act, Chapter 123 (R.E. 2019), as amended (the “Tanzania Mining Act”) and the Mining Regulations, 2010, as amended (the “Tanzania Mining Regulations”). The Tanzania Mining Act and the Tanzania Mining Regulations came into force in November 2010 followed by amendments to the Tanzania Mining Act in 2017 and subsequent amendments to the Tanzania Mining Regulations in 2018 and 2019. Those amendments, together with an Executive Order, introduced, among other matters, (i) the Tanzania Mining Commission; (ii) local content requirements for procurement of goods and services; and (iii) Mining Licence requirements of 5 percent of a licencee’s equity to be held by Tanzanians, with 80 percent of its managerial positions to be held by Tanzanians and 100 percent of other positions to be held by Tanzanians, in addition to the shareholding of the Government of Tanzania pursuant to Section 10 of the Tanzania Mining Act (i.e. free-carried interest).

Minimum shareholding and public offering

In 2016, the Mining (Minimum Shareholding and Public Offering) Regulations, 2016, as amended, was adopted. The regulations set out the requirement to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock Exchange, which will apply to companies that are carrying out large scale mining operations. The regulations also require all existing holders of a special mining licence to list a minimum of 30 percent of their shares on either the Main Investment Market or the Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within 6 months of the regulations coming into force, which was on 24 February 2017. However, the company believes the listing requirement conflicts with the mining development agreement. In September 2020, the Government of Tanzania published the Mining (Minimum Shareholding and Public Offering) (Amendment) Regulations, 2020, which exempts companies holding special mining licences from local listing requirements if such mining company has entered into an agreement with the Government of Tanzania that provides for a non-dilutable free-carried interest in such mining company and an economic benefits sharing arrangement.

Arbitration

Along with other major mining companies, AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the Government of Tanzania to gain assurances that the Geita gold mine will not be affected by recent legal and fiscal changes adopted by the Government in light of their mining development agreements which guarantee (i) fiscal and regulatory stability, and (ii) an agreement between all parties before material legal and regulatory changes are made. As a precautionary step to safeguard its interests, AngloGold Ashanti commenced international arbitration proceedings against the Government of Tanzania in connection with the enactment of this legislation in July 2017. Declaratory relief is sought in accordance with the terms of the company’s existing mining development agreement to preserve its and its shareholders’ rights and interests in the Geita gold mine. AngloGold Ashanti is seeking confirmation from the Government of Tanzania that, as a result of its existing mining development agreement, the company does not fall within the scope of the new mining legislation that includes, among other things, (i) listing requirements; (ii) an increase in the rate of revenue royalties from 4 to 6 percent and a 1 percent clearance fee; and (iii) a right for the Government of Tanzania to (a) renegotiate existing mining agreements at its discretion, (b) receive a non-dilutable, free-carried interest of no less than 16 percent in all mining projects, and (c) acquire up to 50 percent of the shares of the mining company commensurate with the total tax expenditure incurred by the Government in favour of the mining company. AngloGold Ashanti can provide no assurance that the new mining legislation, including the listing requirements, will not apply to its operations in Tanzania and the outcome of the arbitration action may have a material adverse impact on the company’s results of operations and financial condition. See also “Item 8A: Legal Proceedings—Tanzania”.

Categories of mineral right licences

Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right licence granted, or deemed to have been granted, under the Tanzania Mining Act or its predecessor acts. To enable a company to prospect or mine, the Tanzania Ministry of Minerals (“MEM”) initially grants an exclusive prospecting licence. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MEM may then grant a form of licence for mining. Three categories of licences can be applied for under the Tanzania Mining Act: licences for exploration, licences for mining, and licences for ancillary activities. Licences for exploration include prospecting licences and gemstone prospecting licences. Licences for mining include special mining licences (if the proposed capital investment is equal to at least $100 million), mining licences (if the proposed capital investment is equal to between $100,000 and $100 million) and primary mining licences (reserved for Tanzanian citizens).

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

Mining is mainly carried out through either a mining licence or a special mining licence, both of which confer on the holder the exclusive right to conduct mining operations in or on the area covered by the licence. A special mining licence is granted for the shorter of either the estimated life of the ore body indicated in the feasibility study report or such period as the applicant may request. The holder of a special mining licence may apply for renewal of its licence at any time but no later than one year before the expiry of the licence and such renewal shall not be for a period exceeding the estimate life of the remaining ore body. Special mining licences have certain fiscal and other advantages over mining licences, as the holder of a special mining licence may enter into a mining development agreement with the Government of Tanzania to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts. A special mining licence holder may, in certain circumstances, unilaterally amend the programme of the mining operations agreed with the MEM.

Tax laws relating to mining

Currently, the main tax laws in Tanzania comprise the Finance Act, 2015 (No. 16), which came into force on 1 July 2015, and the Finance Act, 2017 (No. 4), which came into force on 1 July 2017. Both tax laws impose and revise certain taxes, duties, levies and fees. Among other provisions, inspection or clearance fees on the exportation or domestic use of minerals were introduced. Such exportation or domestic use is restricted unless such minerals have been inspected or cleared at the mining areas, ports, airports, border or posts and the clearing fee of 1 percent of the gross value of the minerals has been paid by the exporter or any other person in possession thereof. Local government levies and environmental management fees and charges apply as well.

Effective 20 July 2017, the Value Added Tax Act, 2014 (No. 5) (the “VAT Act”) was amended in order to restrict VAT relief for VAT input tax paid by mining companies on goods and services. Prior to the enactment of this amendment to the VAT Act, mining companies were entitled to 100% VAT relief in respect of the goods and services they purchased. The amendment prohibits refunds for VAT input tax incurred on a series of raw products, including the exportation of “raw minerals”. Subsequently, the Tanzania Revenue Authority (“TRA”) denied our applications for VAT input credit refunds, which amounted to a total of $142 million (after discounting provisions) as of 31 December 2021, covering the period from July 2017 onwards, on the basis that all of the gold doré that we export constitutes “raw minerals” for purposes of the VAT Act. In response, the company filed formal notices of objection with the TRA stating that the exportation of gold doré is, in its view, not covered by the restriction since doré does not fall within the category of “raw minerals” as used in the VAT Act. On 22 February 2019, the Tanzania Mining Act was amended to introduce a definition for “raw minerals” which supports our interpretation that gold doré is excluded from the prohibition. On 1 July 2020, the Finance Act, 2020 (No. 8), amended the VAT Act, without retrospective effect, in order to remove the restrictions on VAT input tax credits for the exportation of “raw minerals” as well as a series of other raw products. This recent amendment confirms the technical basis for VAT input tax recovery for mineral exporters from July 2020 onwards. VAT claims from July 2020 onwards are subject to verification procedures by the TRA before any refunds will be received. In 2021, the company was able to offset $54 million of verified VAT claims (from July 2020 onwards) against its corporate tax liability in Tanzania. Discussions with the TRA are ongoing to resolve our historical claims for VAT input credit refunds for the period from July 2017 to June 2020.

Natural resources, export and other rules

Natural resources legislation

In Tanzania, two laws in respect of natural resources came into force in July 2017: the Natural Wealth and Resources Contracts (Review and Re-negotiation of Unconscionable Terms) Act, 2017 (No. 6) (the “Unconscionable Terms Act”) and the Natural Wealth and Resources (Permanent Sovereignty) Act, 2017 (No. 5) (the “Permanent Sovereignty Act” and together with the Unconscionable Terms Act, the “Natural Resources Laws”). Implementing regulations were published in January 2020. The Natural Resources Laws provide that Tanzania has sovereignty over its natural resources and that all arrangements or agreements that relate to “natural wealth and resources” are subject to review by the National Assembly to ensure that they are in the interests of the people of Tanzania. During a review all unconscionable terms as interpreted in accordance with the law are expunged from the agreement. In addition, under the laws, disputes over natural wealth and resources will not be subject to any proceedings in any foreign court or tribunal. As a result, investors are restricted from accessing international dispute resolution mechanisms. Accordingly, companies are now required to adopt Tanzanian law and local dispute resolution in all mining agreements. As such, all disputes will be handles by Tanzanian judicial bodies or any other Tanzania government body vested with powers to resolve disputes. In addition, to ensure that the Government and the people of Tanzania obtain an equitable stake in the exploitation of mining resources, all project earnings must be retained in Tanzanian banks. Investors are also prevented from freely exporting raw minerals and repatriating funds.

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

Local participation policy

On 15 September 2015, the Non-Citizens (Employment Regulation) Act, 2015 (No. 1) (the “Non-Citizens Act”) came into force which vests powers concerning work permits with the Labour Commissioner. Therefore, non-citizens wishing to be employed in the country are required to apply and be granted a work permit before applying for a residence permit. Before granting the work permit, the Labour Commissioner must be satisfied that all efforts have been explored to acquire a local expert. Further, the company is required to submit a succession plan which sets out a well-articulated plan for the transfer of the non-citizen’s knowledge and expertise to Tanzanian citizens. Moreover, the Commissioner General of Immigration is required to take into consideration conditions of the work permit issued by the Labour Commissioner when granting a residence permit.

AngloGold Ashanti’s rights and permits

The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania. AngloGold Ashanti has concluded a mining development agreement with the Ministry of Minerals on 24 June 1999 and was issued a special mining licence (SML45/99) covering approximately 196 km2 for a period of 25 years, which expires on 26 August 2024. On 9 October 2014, an addendum to the mining development agreement was entered into ratifying, among other matters, an increase in the royalty rate from 3 percent to 4 percent with effect from 1 May 2012. In March 2020, Geita Gold Mining Limited received the consent of the Minister of Minerals to change the mining method under its special mining licence from open pit to underground method, subject to the requisite terms and conditions. Within the special mining licence area, there are also seven primary mining licences of approximately 0.63 km2 in total which belong to third parties. Furthermore, Geita Gold Mining Limited holds prospecting licences covering (i) an area of 120 km2 in the immediate vicinity of its special mining licence area, and (ii) an area of 690 km2 located in the Dodoma, Singida and Shinyanga regions, but none of these areas contain any Mineral Reserve. All licenses are in good standing.

AUSTRALIA

General laws relating to mining

In Australia, with a few exceptions, all onshore minerals are owned by the Crown. The respective Minister for each state and territory is responsible for administering the relevant mining legislation enacted by the states and territories.

Native title legislation applies to certain mining tenements within Australia. Australia recognises and protects a form of native title that reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should native title claims or determinations exist, certain native title processes and procedures will apply under the Native Title Act 1993 (Cth) (the “Native Title Act”) before the tenure is granted. Tenure may be granted subject to conditions relating to native title rights. In the mining context, native title matters are managed as part of the tenement grant process. If disputes arise in relation to the grant of a particular tenement, they can be referred to the National Native Title Tribunal, established under the Native Title Act, for resolution. Native title legislation also provides a framework for compensation to be paid for acts that affect native title rights and interests. Ordinarily, the relevant Commonwealth or State government is liable to pay compensation for acts attributable to it. However, in the state of Western Australia, the Mining Act 1978 (WA) provides that an applicant for the grant of, or the holder of, a mining tenement is responsible for native title compensation, if determined to be payable, to native title holders.

Federal, state and territory Aboriginal and non-Aboriginal heritage laws operate in parallel to the native title legislation. State and territory heritage laws exist predominantly for the purposes of managing the impact of developments on sites, objects and areas of heritage significance. In Western Australia, impacts to Aboriginal cultural heritage are regulated by the Aboriginal Heritage Act 1972 (WA). However, this legislation will be repealed and replaced by the Aboriginal Cultural Heritage Act 2021 (WA) which was enacted in 2021 and is expected to become effective in early 2023. Where an area of heritage significance is placed on the national or world heritage registers, federal approval processes may also apply. To date, there has not been any significant impact on any of AngloGold Ashanti’s tenure due to native title or heritage legislation.

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

Environmental laws relating to mining

Mining tenements will be granted with endorsements and conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the state, territory or federal environment minister, which may require completion of an environmental impact assessment (including a public consultation period) pursuant to applicable environmental protection legislation prior to commencement. Further, a works 'construction' approval and an operating licence under the relevant environmental protection legislation in the state or territory may also be required for certain mine processing or mining-related operations. Depending on the jurisdiction, additional approvals may be required for the removal of native vegetation within the tenement, and the taking and use of water for exploration and mining operations.

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

At Sunrise Dam, one mining lease (M39/1116) covers the deposit and mine infrastructure (approximately 7,808 hectares) and another mining lease (M39/1117) covers the water extraction infrastructure used to supply the operation with water (approximately 1,768 hectares). Both leases are currently in good standing, with expiry dates in 2038.

The Butcher Well joint venture has security of tenure for all current exploration licences and for the contiguous mining leases that covers its Mineral Resource. There are three mining leases: mining lease (M39/165) which covers 602.35 hectares with expiry date in 2030, mining lease (M39/166) which covers 990 hectares with expiry date in 2030 and mining lease (M39/230) which covers 446.4 hectares with expiry date in 2032.

At Tropicana, the deposit is situated upon a single mining lease (M39/1096) covering approximately 27,228 hectares, which is currently in good standing, with an expiry date in 2036.

AngloGold Ashanti Australia Limited is also conducting early stage exploration activities in Queensland under the Mineral Resources Act 1989 (QLD). AngloGold Ashanti holds 11 exploration permits covering 215,300 hectares. Each permit is granted with an initial term of five years, renewable for two further periods of not more than five years each.

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

The Argentinean Mining Code regulates exploration permits as well as mining concessions, or exploitation rights. Exploration permits grant their holders exclusivity rights to any mineral discoveries, including those made by a third party within the exploration area covered by the permit. Exploration permits are limited in time and as to the extent of the exploration area, are subject to the payment of a single-time fee, and also require a minimum exploration work programme and schedule to keep the permit in force. Priority for receiving a mining concession is given to the registered discoverer of the mine, which holds the exploration permit. Once the application for a mine has been submitted, the applicant may commence works and must submit a legal survey of the units requested for the new mine. The application and the legal survey may be opposed by third parties following specific proceedings set forth in the Argentinean Mining Code. Approval and registration of the legal survey by the provincial mining authority constitutes formal title to the mining concession.

Holders of mining concessions must comply with three main conditions: payment of an annual fee, investment of a minimum amount of capital, and the carrying out of a reasonable level of exploitation. Failure to do so could lead to forfeiture of the mining concession, which would then revert back to the Province.

In addition to the Argentinean Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196), as amended (the “Mining Investment Law”), and related legal provisions being the most important one. Such incentives include, among other matters, import duty exemptions, accelerated depreciation of fixed assets, a 3 percent cap on provincial royalties set at pit-head value on the mineral extracted, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-year stability as to the tax burden on the project and the customs and foreign exchange regimes and duties. Cerro Vanguardia S.A. (“CVSA”) obtained its tax, customs and foreign exchange stability certificate in 1996.

Glacier Law

On 30 September 2010, the National Law on Minimum Requirements for the Protection of Glaciers (Law No. 26, 639) (the “Glacier Law”) was enacted in Argentina, banning new mining exploration and exploitation activities on glaciers and “peri-glacial” areas. The Glacier Law establishes a broad definition of “peri-glacial” areas that, together with glacial areas, must be surveyed by an existing national government agency specifically appointed to this end every five years. The area where the Cerro Vanguardia project is located does not include any glaciers or peri-glacial areas according to the inventory of glaciers which was published in June 2018.

Rural Land Law

On 27 December 2011, the Argentinean National Congress passed a law on the Regime for Protection of National Domain over Ownership, Possession or Tenure of Rural Land (Law No. 26, 737) (the “Rural Land Law”) which implemented a set of rules restricting the ownership of rural land by foreigners (including foreign individuals or any kind of legal entity controlled by foreign individuals or legal entities). The main restrictions are as follows: (i) foreigners cannot own in the aggregate more than

15 percent of the entire rural land of Argentina, the same cap being applicable to each Province and Municipality; (ii) foreigners will not be allowed to purchase more than 1,000 hectares in the so-called “zona núcleo”, which comprises the main agricultural areas of central Argentina or an “equivalent” surface depending on the location of the land and its productive potential; and (iii) foreigners will not be allowed to buy land that contains, or is adjacent to, relevant and permanent water bodies (such as rivers and lakes). Although exploration permits and mining concessions are not the subject matter of the restrictions placed by the Rural Land Law, certain rights granted to foreign mining companies under the Argentinean Mining Code may be restricted by this new law. For example, the right that holders of mining concessions currently have to force the surface owner to sell the land to the holder of the mining concession might be restricted if the concession holder is a foreign individual or a legal entity controlled by foreigners.

Federal Mining Agreement

On 13 June 2017, the national government and the provinces in whose territories the main mining projects of Argentina are located, signed the New Federal Mining Agreement (“FMA”). The purpose of the FMA is, amongst other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, amongst them the Santa Cruz Province (through Fomicruz), in which the Cerro Vanguardia project is located. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies to finance education, health and other programmes. Additionally, the FMA included setting forth mining royalties up to three percent of the gross value of commercialised minerals, without any deductions other than VAT. As the FMA has not yet been converted into law by the National Congress, its provisions are neither binding nor enforceable.

In Argentina, the current regulatory regime of royalty payments is expected to change and several different options and payment thresholds have been discussed. In December 2012, the Santa Cruz Province changed the mining royalty from one percent to three percent calculated at pit-head value of the mineral extracted thus bringing it to the cap of the Mining Investment Law.

Foreign exchange and export rules

Foreign exchange controls

On 1 September 2019, by means of Executive Decree No. 609/2019 (the “Export Controls Decree”), the Argentinean national government reinstated foreign exchange and export controls. The Export Controls Decree and related regulations of the Central Bank of Argentina impose, among other measures, the obligation of Argentinean residents to transfer to Argentina and/or sell for Argentinean pesos in the Argentinean foreign exchange market (mercado de cambios) the countervalue (contravalor) from their exports of goods within a specified period. The export of goods is regulated by Communication “A” 6882 of the Argentinean Central Bank (as modified) which establishes the specific regulatory requirements to implement the measures adopted by the national government in this area. Prior approval of the Argentinean Central Bank is generally required to access the foreign exchange market for transactions relating to the outflow of funds, except in certain circumstances. Until 30 June 2022, prior approval from the Argentinean Central Bank is not required for payments in connection with the import of goods if certain conditions are satisfied.

CVSA had a cash balance equivalent to $139 million at 31 December 2021. During 2021, AngloGold Ashanti received offshore dividends in a total amount of $19 million (net of withholding taxes) paid in US dollars. Out of the $139 million (equivalent) cash balance, monies equivalent to $131 million are available to be paid to AngloGold Ashanti’s offshore and onshore investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of US dollars in order to distribute an offshore dividend of $114 million to AngloGold Ashanti. While the approval is pending, the cash remains fully available for CVSA’s operational requirements.

Export duties

On 21 December 2019, the National Law on Social Solidarity and Productive Reactivation (Law No. 27, 541) (the “Solidarity Law”) was enacted. The Solidarity Law granted the national government power until 31 December 2021 to impose export duties which may not exceed certain caps. For example, the Solidarity Law provides that export duties on mining exports cannot exceed 8 percent of the taxable value or official FOB price. On 2 October 2020, the national government published Decree No. 785/2020 (the “Export Duties Decree”) which sets an export duty rate of 8 percent for certain goods, including doré bars and gold alloys, and revoked the provisions of Decree No. 793/2018 which had previously set the export duty at 12 percent ad valorem. While the Export Duties Decree was set to expire at the end of 2021, on 31 December 2021, the national government published Decree No. 908/2021, extending the deadline of export duties on certain goods, including doré bars and gold alloys, until 31 December 2023. It is uncertain whether the national government is empowered to extend such deadline beyond the date set forth in the Solidarity Law. These export duties, if not compensated with other tax reductions, affect the tax stability guarantee granted to CVSA in 1996 in light of the fact that at the time export duties were zero percent.

On 26 February 2019, the Argentinean tax and mining authorities published a resolution (RC 4428/2019) establishing an administrative procedure to be followed to obtain the reimbursement or compensation of federal taxes paid in excess of the total tax burden provided for by the applicable tax stability guarantee. CVSA initiated this new procedure to claim compensation for the export duties it paid in 2018 and 2019 as export duties are not contemplated by its tax stability guarantee. Prior to the publication of RC 4428/2019, CVSA had already submitted to the tax authorities claims for reimbursement of the export duties it paid from 2008 to 2015.

Pursuant to the new administrative procedure, the National Mining Secretariat issued favorable opinions regarding CVSA’s claims in respect of fiscal years 2018 and 2019, which amounted to approximately $3.5 million and $10.8 million, respectively, as of 31 December 2021. These claims are currently under review by the relevant customs authorities. On 14 July 2021, CVSA submitted its claim in respect of fiscal year 2020, which amounted to approximately $21.4 million as of 31 December 2021. The National Mining Secretary has not yet issued an opinion regarding this claim. CVSA expects to submit its claim in respect of fiscal year 2021 in due course.

Furthermore, CVSA has requested the tax authorities to apply the procedure provided for in RC 4428/2019 in respect of its historical claims for fiscal years 2008 to 2015 during which the imposition of export duties also exceeded CVSA’s total tax burden under its tax stability guarantee. However, these claims, which amounted to approximately $5.3 million as of 31 December 2021, are still being reviewed under the rules to challenge export duties instead of the new procedure provided for in RC 4428/2019. CVSA has appealed the application of those rules and a decision on this issue is pending.

In total, AngloGold Ashanti’s net export duty receivables (after discounting provisions) in Argentina amounted to $19 million as of 31 December 2021.

Environmental laws relating to mining

Any mining company wishing to commence or modify any mining-related activity, as defined by the Argentinean Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, is required to prepare and submit to the competent provincial environmental authority an Environmental Impact Assessment (“EIA”) prior to commencing the work. Each EIA is required to describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. If accepted by the competent authority, the EIA is used as the basis to create a Declaration of Environmental Impact (“DEI”) to which the mining company is required to adhere during the mining-related activity at issue. The DEI is required to be updated at least on a biannual basis. Sanctions and penalties for non-compliance with the DEI are outlined in the Environmental Protection section of the Argentinean Mining Code, and may include warnings, fines, suspension of quality certifications, restoration of the environment, temporary or permanent closure of activities, and withdrawal of authorisation to conduct mining-related activities.

AngloGold Ashanti’s rights and permits

The mining concession holder of Cerro Vanguardia, the company’s operation in Argentina, is AngloGold Ashanti’s partner, Fomento Minero de Santa Cruz S.E. (“Fomicruz”), which is wholly owned by the Santa Cruz Province. On 27 December 1996, Fomicruz entered into a usufruct agreement whereby CVSA was granted an irrevocable right to exploit the Cerro Vanguardia deposit (encompassing an area of approximately 543 km2) for a 40-year period. The mining licence (402642/CV/97), which covers the full Mineral Reserve, expires on 26 December 2036. CVSA is a corporation incorporated in Argentina indirectly controlled by AngloGold Ashanti (92.5 percent), with Fomicruz as minority shareholder (7.5 percent). On 14 August 1996, CVSA obtained its tax, customs and foreign exchange stability certificate, which expires in 2026.

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

In Brazil, the National Mining Agency (“ANM”) is the state body within the Mines and Energy Ministry (“MME”) that is responsible for: (i) the registration of mining titles, (ii) the grant of authorisations and concessions, (iii) the supervision of mining activities and mining titleholders, and (iv) the issuance of supplementary rules in relation to mining activity.

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

Tax laws relating to mining

During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (Taxa Annual por Hectare or “TAH”), subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração Mineral or “CFEM”). The CFEM which is 1.5 percent for gold is currently calculated based on revenues.

At the end of 2011 and the beginning of 2012, the states of Minas Gerais, Pará, Amapá and Mato Grosso do Sul each created a new “inspection and control” tax (duty) on extraction and exploration activities as well as on the use of Mineral Resource carried out in those states. In the state of Minas Gerais, gold ore and silver ore are exempted from the collection of this new duty. At the end of 2020, the state of Goiás created a new “inspection and control” tax (duty) on extraction and exploration activities carried out in this state, which currently still needs to be implemented. The constitutionality of these “inspection and control” taxes has been challenged by the National Industry Confederation and the matter is currently pending before the Supreme Court of Brazil.

Environmental laws relating to mining

Following the catastrophic failure of a tailings storage facility (“TSF”) at the Córrego do Feijão iron ore mine owned by Vale at Brumadinho in the state of Minas Gerais in Brazil in January 2019, executive, legislative and judiciary bodies, both at the federal and state levels, have generally increased scrutiny of mining operations in Brazil, and of TSFs in particular, and have been considering, and in some cases have adopted, stricter laws and regulations applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs in Brazil.

At the federal level, the ANM issued Resolution No. 13/19 in August 2019 (replacing its earlier Resolution No. 4/19) which adopted additional regulatory measures to ensure the stability of TSFs, in particular those built or heightened by the upstream method or by any method declared as “unknown”. Among other things, ANM Resolution No. 13/19 prohibits the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil. It further requires operators to cease all storage and disposal activities at TSFs (known as “deactivation” or “desativação”) constructed or heightened upstream or by an “unknown” method by 15 September 2021 as well as to decommission such TSFs by 15 September 2022 to 15 September 2027 (depending on the capacity volume). To comply with the terms of ANM Resolution No. 13/19, the Serra Grande tailings dam in the state of Goiás must be decommissioned by 15 September 2025. The Serra Grande mine completed the process of reinforcing the dam walls of its upstream TSF, deactivating the TSF and migrating to dry-stacking operations, each by the 15 September 2021 deadline.

Furthermore, Federal Law No. 14.066/20, adopted in October 2020, also imposes requirements on companies to decommission upstream TSFs, including the Serra Grande tailings dam, by 25 February 2022 (which date is earlier than required by ANM Resolution No. 13/19). However, Federal Law No. 14.066/20 does permit extensions of the compliance deadline, with the consent of the ANM based on the technical plan for decommissioning. Serra Grande has submitted timely requests to obtain an extension of the compliance deadline until 2025 in line with the timeline set forth in ANM Resolution No. 13/19 and presented its technical plan for decommissioning. Feedback from the ANM on these requests is currently awaited. With respect to downstream (or “centerline”) TSFs, Federal Law No. 14.066/20 requires companies, to the extent that communities are located in the self-rescue zone of those TSFs, to implement one of the following measures for such structures: either (i) the structure must be deactivated and decommissioned, (ii) the population must be relocated, with reparations for loss of cultural heritage, or (iii) reinforcement works that guarantee the effective stability of the structure must be carried out, by decision of the public authorities, taking into account the previous nature of the dam in relation to the occupation and technical-financial viability of the alternatives. Even if reinforcement works are completed, deactivation and decommissioning of those TSFs will be required at the end of the life of the mine. All of the TSFs operated by AngloGold Ashanti in Brazil have communities located in self-rescue zones.

AngloGold Ashanti is planning to transition to dry-stacking operations for tailings storage at each location in Brazil in the near term. Capital expenditures required in 2021 to implement this new technology amounted to approximately $140 million. Capital expenditures for this work during the period 2022-2025 are expected to be material but, based on preliminary estimates to date, AngloGold Ashanti anticipates that annual expenditures for each of these years will be significantly less than in 2021 and will decline over time. Neither ANM Resolution No. 13/19 nor Federal Law No. 14.066/20 requires removal of all tailings material in connection with the decommissioning of TSFs (a process known as “decharacterisation” or “descaracterização”).

At the state level, the state legislator in the state of Minas Gerais adopted Law No. 23.291/19 in February 2019 which contained the state’s policy on TSF safety and should be implemented in conjunction with the equivalent federal policy. Among other things, Law No. 23.291/19 determines the criteria for licensing and inspecting TSF structures, prohibits TSFs constructed or heightened using the upstream method, establishes bond requirements and holds management liable for non-compliance with its provisions. The government of Minas Gerais adopted several decrees in furtherance of this legislation.

On 16 February 2022, the ANM issued Resolution No. 95/22, which was rectified on 18 February 2022 and became effective on 22 February 2022. ANM Resolution No. 95/22 effectively consolidates prior federal resolutions on TSFs, including ANM Resolution No. 13/19 and establishes new criteria for the operational management of TSF structures, changes the criteria related to the risk classification of TSF structures and emergency levels and imposes deadlines for compliance with obligations, in addition to setting new criteria for suspension, embargo and interdiction of TSF activities.

Further amendments to the regulatory requirements in Brazil governing such TSFs and related dams may be adopted in 2022.

AngloGold Ashanti’s rights and permits

At AGA Mineraçao, Cuiabá has a single mining concession (No. 000.323/1973) covering a total area of 3,662 hectares. In February 2022, two additional mining concessions for Cuiabá (Nos. 830.937/1979 and 831.027/1980) were published, which cover an additional area of 816.2 hectares. Lamego has a single mining concession (No. 932.710/2017) covering a total area of 1,622 hectares. Córrego do Sítio is hosted by five geographically contiguous mining concessions (i.e., Nos. 930.556/2000, 930.181/2008, 830.129/1982, 833.472/2003 and 830.943/1979) covering a total area of 6,017 hectares.

At Serra Grande, the company has interests in or agreements over 25,719.94 hectares in the Crixás greenstone belt, representing approximately 87 percent of the relevant tenements that correspond to all current exploration and mining activities. These have been held since 1987. The mining concessions include mining concession No. 002.286/1935 covering an area of 4,206.88 hectares, mining concession No. 960.658/1987 covering an area of 1,946.89 hectares, mining concession No. 860.746/2005 covering an area of 88.28 hectares, mining concession No. 862.103/1994 covering an area of 125.41 hectares and mining concession No. 804.366/1975 covering an area of 196.05 hectares.

All of the company’s mining concessions in Brazil are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. Brazilian mining concessions remain valid up to the depletion of the Mineral Reserve and Mineral Resource pursuant to the Economic Exploitation Plan approved by the ANM and in accordance with the required environmental permits, and as a result do not have an explicit expiry date.

Colombia

General laws relating to mining and land ownership

General regime

The Colombian Constitution declares that the sub-soil and the non-renewable natural resources located within the Colombian territory are the property of the Colombian State. The underlying principle of Colombian mining legislation for the granting of mining concession contracts over free areas is first in time, first in law. Mining activities are regulated by the Colombian Mining Code, Act 685, 2001.

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

Concession contract

As the sub-soil and the non-renewable natural resources located within the Colombian territory are property of the Colombian State, the Colombian Mining Authority (Agencia Nacional de Minería) grants the authorisation to explore and exploit minerals through a concession contract.

Such concessions allow concessionaires to conduct the studies, works and facilities necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover the costs associated with potential environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding proposed works and facilities. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g. exploration, construction, exploitation. The company must comply with these timelines unless performance is suspended, for example, due to force majeure or extensions or modifications to the timelines. A grant of force majeure is for one year and must be renewed on an annual basis. If the company does not comply with the specified timelines for the completion of the various phases of a mining project, the mining authority may revoke the company's concession contracts or mining licences. As a general matter, any company that wishes to obtain a renewal of its concession contract must be up to date in all its legal and contractual obligations and must present a new plan of works and facilities to be implemented after the contract is renewed.

PINES programme

In 2013, the national government instituted the PINES programme designed to aid promoting certain projects that are deemed to have a national interest. This designation provides for greater oversight from the national government. All of our three advanced exploration projects (La Colosa, Quebradona and Gramalote) were considered of national strategic interest. Currently, Quebradona and Gramalote remain in the PINES programme, but La Colosa was temporarily removed as such (until the force majeure is over).

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

Furthermore, Colombian law establishes that once the environmental licence is granted the concessionaire must invest 1 percent of the project’s value to benefit the basins covered by the environmental licence.

Environmental laws relating to mining

In order to obtain an authorisation to carry out a mining project, a company must prepare an Environmental Impact Study (“EIA”) for approval by the National Environmental Licensing Authority of Colombia (Autoridad Nacional de Licencias Ambientales or “ANLA”). Global environmental licences are granted for the entire life of the project and cover all phases: construction, assembly, operation, maintenance, dismantling, final restoration, abandonment and/or termination. Construction and assembly permits (Plan de Trabajos y Obras or “PTO”) are granted by the mining authority with jurisdiction over the project.

In Colombia, the mining authority has the discretion to declare the underlying concession void if the specific company which holds the concession breaches applicable environmental laws or regulations. If the mining authority were to exercise such discretion, a company whose concession was voided would be required to abandon its projects and all of its other existing mining concession contracts. Pending proposals for new mining concession contracts would also be cancelled and the company would be banned from doing business with the Colombian government for a period of five years. As a result, the company would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other subsidiaries of the company operating in Colombia, if those concession contracts are held singularly or in concert with joint venture partners.

Mining activity is prohibited in national parks, regional parks, protected forest reserves, paramos (included in Act 1753, introduced in 2015) and wetlands, pursuant to the Ramsar Convention on Wetlands of International Importance. Some forest reserves are not “protected” but are set aside for active forestry purposes and the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities. In addition, Resolution 187/2016, passed by the national government in late 2016, identifies areas that the Ministry of the Environment has determined to be “paramos” areas, or paramos transition areas. In these areas there are limitations on industrial or commercial work being performed, including mining. The regulation also specifies a process to determine what work, if any, can be performed in a paramos-designated area.

AngloGold Ashanti’s rights and permits

The La Colosa project managed by AngloGold Ashanti Colombia S.A.S. (“AGA Colombia”) remains in force majeure due to delays in granting environmental permits by national and local environmental authorities, thereby preventing AGA Colombia from undertaking further exploration activities. The current one-year grant of force majeure, during which time the specified timelines for completing the various phases of the mining project under the concession contract are suspended, will expire on

22 June 2022. AGA Colombia applied for a mining area integration (consolidation) of its concession contracts related to La Colosa, in respect of which AGA Colombia was not in compliance with some of the specified timelines. The application for mining area integration (consolidation) was approved in March 2017, which remedied the non-compliance of each consolidated concession and reset the specified timelines. La Colosa now has a single integrated mining concession contract (EIG-163) which covers a total area of 9,210 hectares and expires on 28 February 2037.

Minera de Cobre Quebradona S.A.S. B.I.C. (“MCQ”) which manages the Quebradona project, obtained the integration of concession agreement 5881 in October 2016 and registered in December 2016. As a result, MCQ was granted the exclusive right to explore, take ownership and dispose of the mineral reserves (ore) extracted from the concession area. MCQ has the right to request an extension of up to 30 years, at least two years before the expiration of the operating period. This extension is not automatic, and the request must be filed with new technical, economic, environmental and social studies that demonstrate the status of the mineral resources. Concession contract 5881 initially covered a total area of 7,593 hectares, which was reduced to 4,881.89 hectares by the relevant mining authority (Secretaría de Minas de Antioquia) on 4 March 2022. It will expire in May 2037 and is currently in its sixth year of the integrated exploration phase. In September 2021, the permits for the construction and mining operation were approved by the relevant mining authority (Secretaría de Minas de Antioquia). On 4 November 2021, ANLA officially notified AngloGold Ashanti of its decision to ‘archive’ the environmental licence application relating to the Quebradona project. ANLA has neither denied nor granted the licence, but deemed that the information provided by AngloGold Ashanti is not enough for this authority to take a substantive decision. On 18 November 2021, AngloGold Ashanti appealed the archiving decision in order to secure further details on the specific additional information ANLA requires to make a determination.

The Gramalote project is organised as a joint operation between AngloGold Ashanti (through AGA Colombia Holdings Limited and AngloGold Ashanti Holdings plc) and B2Gold (through B2Gold Corp. and Graminvest Ventures Limited). Gramalote Limited, a company incorporated under the laws of British Virgin Islands which is the legal vehicle operating the joint operation, established a Colombian branch, Gramalote Colombia Limited (“GCL”), to carry out activities in Colombia and obtain the mining concession contracts necessary to develop the Gramalote project. The Gramalote joint operation has been operated by B2Gold since January 2020. Pursuant to an integrated mining concession contract No. 14292, GCL was granted the exclusive right to explore, take ownership and dispose of the mineral reserves (ore) extracted from the concession area (which covers a total area of 8,720.71 hectares and includes the Gramalote and Monjas anomalies) until April 2043. GCL has the right to request an extension of the operating period for up to 20 years, and, if exercised, such request to extend must include new technical, economic, environmental and social studies that demonstrate the status of the mineral resources. Currently, concession contract No. 14292 is in the phase of construction and assembly, pending resettlement of communities and the formal start of construction activities. GCL has received an environmental licence granted by ANLA and permits for the construction and mining operation which were approved by the relevant mining authority (Secretaría de Minas de Antioquia). GCL also holds an exploration concession No. 4894 (which covers a total area of 2,279.32 hectares and includes the Trinidad anomaly) which expires in 2044.

United States of America

Nevada

Mineral and surface rights in the United States are owned by private parties, state governments or the federal government. The majority of land utilised for precious metals exploration, development and mining in the western United States is owned by the federal government. The right to mine on such federal land in western states is governed by the U.S. General Mining Law of 1872, as amended (the “General Mining Law”). The General Mining Law allows mining claims (for mining and mining-related activities) on certain federal lands after proper compliance with claim location and maintenance requirements.

Mineral exploration activities in Nevada are also generally subject to applicable federal, state, and local permitting requirements, but the specific regulatory authorisations required for the company’s activities are based on the nature and location of the exploratory work. Many of the company’s Nevada operations are currently conducted under what is generally referred to under federal law as a notice-level operation subject to 43 CFR § 3809.21, while projects that are more advanced require additional permitting, including a Plan of Operations approved by the federal Bureau of Land Management (“BLM”). The State of Nevada Division of Environmental Protection’s Bureau of Mining Regulation and Reclamation (“BMRR”) also regulates mining within the state of Nevada. However, exploration projects of 5 acres or less, the scope of a notice-level operation under federal law, are exempt from BMRR regulation. Certain of the company’s early-stage exploration activities fall within this exemption.

In Nevada, the company’s wholly-owned subsidiaries hold a significant number of unpatented mining claims on federal lands. This includes approximately 1,600 unpatented claims (covering approximately 32,000 acres) that are now controlled by the company as a result of its acquisition of all of the outstanding stock of Corvus Gold Inc., which closed on 18 January 2022. The company is currently engaged in exploration activities on certain of its unpatented claims that include, but are not limited to, geological and spectral mapping, surface geochemical sampling, geophysical surveying and RC and/or diamond drilling. The main projects of the company in Nevada include the Silicon Project, the North Bullfrog Project and the Mother Lode Project.

In 2021, the state of Nevada enacted a new tax on Nevada gold and silver mines (in addition to the existing Nevada net proceeds of minerals tax, which is a 5 percent net tax). The new mining tax is a 0.75 to 1.1 percent excise tax based on a mine’s annual gross revenue.

Minnesota

In Minnesota, AngloGold Ashanti Minnesota Inc. completed early-stage reconnaissance exploration activities to determine the potential for gold mineralisation in the northern counties of Minnesota. Based on the achieved results, the company terminated its exploration activities in the state. In early 2021, the company completed closing out its activities in Minnesota in accordance with state and company requirements.

Potential regulatory changes

Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law and other federal statutes relating to mining. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in extended permitting timelines and granting counties and other entities the ability to petition the U.S. Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. In June 2020, former President Trump signed an executive order directing certain federal agencies to streamline the review processes associated with permitting of infrastructure and natural resources projects. Many of those policies have subsequently been rescinded by the Biden administration. While certain other executive orders may favorably affect the timing of our permit and project approvals, the impact is yet to be determined and remains uncertain.

AGA is currently unaware of any other new federal or state legislative or regulatory changes or rule-making that has been proposed or enacted that would adversely affect its current exploration programmes. If any requirements, standards or conditions were adopted in the future that imposed additional or new obligations or costs on AGA in connection with our exploration or extraction activities in the United States, the company’s operations in Nevada could be adversely affected.

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

All of AngloGold Ashanti’s operations are required to comply with its group closure planning standard, as well as applicable law and regulations, as their closure plans are reviewed and updated.
Closure planning is an activity that starts at the exploration and mine design stage and continues throughout the life of mine:
•New projects include a conceptual closure plan which anticipates future closure and associated rehabilitation activities and related costs.
•The closure plan is reviewed annually and updated every three years (annually in the final three years of a mine’s life) or whenever significant changes are made, taking into account operational conditions, planning and regulatory requirements, advances in international good practice (e.g., ICMM Mine Closure: Good Practice Guide) and technological developments.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly so in Brazil and Ghana, where many of the mining and other operations have taken place for more than fifty years. A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operational. This practice serves to decrease the ultimate liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise Mineral Reserve, which the company might wish to exploit should conditions, such as the gold price, change.

The company’s group closure standard stipulates that closure planning must be undertaken in consultation with the stakeholders. In the course of these consultations, different issues are raised which require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Communities also require information on the company’s rehabilitation of the landscape and on any lasting environmental impacts. Long-term remediation obligations, including decommissioning and restoration liabilities relating to past operations, are based on environmental management plans and compliance with current environmental and regulatory requirements.

Provisions for decommissioning and rehabilitation costs are made when there is a present obligation, it is probable that expenditure on decommissioning and rehabilitation work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on currently available facts, technology expected to be available at the time of the rehabilitation, laws and regulations presently or virtually certain to be enacted and previous experience in the rehabilitation of mine sites.

Decommissioning costs and restoration costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Provisions for decommissioning and for restoration (excluding joint ventures and discontinued operations) increased from $674 million in 2020 to $688 million in 2021. This increase mainly relates to changes in discount rates based on global economic assumptions. The provisions were also impacted by changes in mine plans, resulting in a change in cash flows.

SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MATTERS

AngloGold Ashanti’s sustainability approach is fundamental to how the company operates its business, as well as its ability to create long-term value for its shareholders, employees and social partners through safely and responsibly exploring, mining and marketing its products. Sustainability and safety are integrated into the company’s business and operations at all levels through various frameworks, standards and policies, and the company measures its performance in achieving its goals against its sustainability and other ESG metrics, as well as its engagement with stakeholders.

In mitigating the risks and impacts that are an inherent part of its business, AngloGold Ashanti is informed by an annual assessment of its key ESG issues. This process is aligned with guidance published by the International Integrated Reporting Council (“IIRC”), the Sustainability Accounting Standards Board (“SASB”), the Global Reporting Initiative (“GRI”) Standards and the Accountability AA1000 Stakeholder Management Standard. This assessment is annually reviewed by AngloGold Ashanti’s senior leadership and approved by the Social, Ethics and Sustainability Committee (the “SES Committee”).

AngloGold Ashanti’s board of directors, assisted by the SES Committee, has ultimate responsibility over environmental, safety, health and ethical matters and for the integration of sustainability objectives into AngloGold Ashanti’s business. This includes oversight of the company’s stakeholder engagement framework and structures, which apply to investors, employees, governments, suppliers and communities, at every stage of its business from exploration to mine closure. Group Corporate Affairs and Sustainability is responsible for development of management systems and supports the company’s general managers in the day-to-day implementation of its sustainability strategy.

AngloGold Ashanti maintains a set of policies and procedures to guide the company in acting as a responsible corporate citizen, including the Code of Business Principles and Ethics which sets requirements for the implementation of key corporate policies and guidelines and applies to all management and employees, and to maintain compliance with applicable environmental, health and safety (“EHS”) laws. In 2021, AngloGold Ashanti continued with the implementation of the Integrated Sustainability Information Management System (“iSIMS”), in order to improve internal reporting and better integrate and monitor sustainability activities with respect to its broader business. This common reporting system for all sustainability disciplines, from safety, health and security to community and environmental management, is expected to help provide timely information in each of these areas, and to facilitate transparency and decision-making in its processes and practices.

Significant EHS requirements and ESG risks and trends affecting the company’s mining and processing operations are described below.

EHS Regulatory Compliance

AngloGold Ashanti is subject to extensive EHS laws and regulations in the various jurisdictions in which the company operates. These requirements govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control and greenhouse gases (“GHGs”)); regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; rehabilitation and closure of mined land; worker health and safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials, and mine tailings. Environmental laws and regulations applicable to the company’s operations, including the requirements contained in environmental permits, are generally becoming more restrictive.

Capital and operating costs to comply with EHS laws and regulations have been, and are expected to continue to be, significant to AngloGold Ashanti. In addition, AngloGold Ashanti could incur fines, penalties and other sanctions, environmental clean-up costs, and third-party claims for personal injury or property or natural resources damages; suffer reputational damage; and be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of, or liabilities under, EHS laws and regulations. Failure to comply with applicable EHS laws and regulations may also result in the suspension or revocation of permits and, in some jurisdictions, the right to mine a given concession. AngloGold Ashanti’s ability to obtain and maintain permits and other approvals and to successfully operate near host communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities. In addition, unknown environmental hazards may exist at the company’s properties which may have been caused by previous owners or operators.

Water Management

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits or rights to extract water from certain natural sources that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Water supply, quality and usage are areas of concern across all of the company’s operations, including with respect to the company’s mining operations in Ghana and Brazil, as well as its mine development project at Quebradona in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure by the company to secure access to suitable water supplies, or achieve and maintain compliance with applicable requirements of the permits or licences, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by the company to comply with water contamination related directives may result in further, more stringent, directives being issued against the company, which may, in some cases, result in a temporary or partial shutdown of some of the company’s operations.

Where feasible, the company operates a “closed loop” system which recycles the water used in its operations without discharging it to the environment. In some areas, however, such as Ghana and Brazil, high levels of rainfall and surface water runoff mean that a closed loop system is not feasible and that discharges, after water treatment where necessary, must take place.

Waste Management

During open-pit mining, large volumes of soil and/or rock (overburden) are mined to expose the ore body. Similarly, waste rock is mined during drilling and developing access to underground ore bodies. Overburden and waste rock typically contain sub-economic levels of gold and are deposited as large waste rock facilities. Mine tailings are the process waste generated once grinding and extraction of gold from the ore is completed in the milling process and are typically deposited as slurry in large tailing storage facilities (“TSFs”) specifically designed for this purpose.

The impact of dust generation, breach, leak, or other failure of a waste rock facility or TSF, including any associated dam, can be significant, and the company therefore monitors such facilities closely in accordance with the company’s internal standards, independent review, national regulatory requirements, industry standards and commitments made to local communities. The occasional well-publicised failure of a third-party TSF and the potential impact of such failure also mean that these facilities are generally tightly regulated. An incident at the company’s operations could result, among other things, in enforcement, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs, also in respect of other mine operators in that region.

For example, following the catastrophic failure of a TSF at the Córrego do Feijão iron ore mine owned by Vale at Brumadinho in the state of Minas Gerais in Brazil in January 2019, tailings were discharged into the mine’s administrative area and part of the local community, reportedly resulting in death or injury to hundreds of people. As a result of this incident, there has been considerably increased regulatory scrutiny in Brazil and other areas on mining operations generally, and the requirements applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs have generally become far more stringent. For further information on the regulatory framework governing TSFs in Brazil, see “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil”.

In addition, a new Global Industry Standard on Tailings Management (“GISTM”) was established in August 2020 by a panel comprised of industry and non-governmental organisation (“NGO”) experts, the compliance costs of which are not expected to be material to AngloGold Ashanti. AngloGold Ashanti has committed to comply with the GISTM at all of its TSFs by August 2025.

Groundwater Impacts and Environmental Remediation

As AngloGold Ashanti or its predecessors have a long history of mining operations in certain regions, issues may arise regarding historical, as well as potential future, environmental or health impacts in those areas, for which AGA, as the current owner/operator, may be legally responsible. For example, AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact and to find sustainable remediation solutions. Based on those studies as well as discussion with regulators, the company has taken steps, including monitored natural attenuation and phyto-technologies, to address soil and groundwater contamination.

Subject to the completion of site-specific trials and potential technologies being confirmed as viable remediation techniques, no reliable estimate can be made at this time for the obligation. Should these obligations be significant, this could have a material adverse impact upon AngloGold Ashanti’s results and its financial condition.

Climate Change and GHG Regulation

At AngloGold Ashanti, climate change is a board of directors-level governance issue, overseen by the SES Committee and the Audit and Risk Committee. The Climate Change Working Group, established in 2020 and comprised of functional leaders from across the business, reports to the SES Committee. AngloGold Ashanti’s Climate Change Strategy, which was approved by the board of directors in November 2021, seeks to embed the management of physical, regulatory and transition climate change-related risks, as well as climate change-related opportunities, into the company’s strategic and operational planning processes.

In 2021, AngloGold Ashanti committed to the International Council on Mining & Metals (“ICMM”) target of achieving net zero Scope 1 and Scope 2 GHG emissions by 2050, and, in partnership with value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter.

In December 2015, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris (the “Paris Agreement”). The Paris Agreement, which came into force on 4 November 2016, requires developed countries to set targets for emissions reductions. As a result, measures designed to limit or reduce GHG emissions, both mandatory and voluntary, have been, and are expected to be, implemented at national or regional levels in various countries.

New regulatory requirements, or changes required to effectively transition to a low-carbon economy, could require AngloGold Ashanti to reduce its direct GHG emissions or energy use, change its fuel mix or incur significant costs for GHG emissions permits or taxes, including for those costs or taxes passed on by electricity utilities which supply the company’s operations. AngloGold Ashanti could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these obligations is through state-level implementation of new emissions or financial obligations pursuant to evolving climate change regulatory regimes.

For example, in 2010, Brazil launched the National Climate Change Policy, which established a voluntary national GHG reduction target of 36.1 percent to 38.9 percent below the projected emissions in 2020 for “business as usual”. The policy required the development of sector-specific plans in order to meet the target and provided for a Brazilian GHG trading scheme, which is yet to be designed. While Brazil is not yet requiring mandatory GHG emissions reporting at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans. However, the states of Goiás and Minas Gerais (in which AngloGold Ashanti operates) do not currently require GHG emissions management plans for mining projects. In 2015, Brazil announced, in connection with its commitments under the Paris Agreement, economy-wide absolute mitigation targets providing for a 37 percent reduction in GHG emissions by 2025, as compared to 2005, and a goal to reduction emissions by 43 percent by 2030 compared to 2005 levels.

In addition, in Australia, the Safeguard Mechanism (Rule 2015), through the National Greenhouse and Energy Reporting (“NGER”) scheme, provides a framework for Australia’s largest emitters to measure, report and manage their emissions. The Safeguard Mechanism applies to facilities with Scope 1 covered emissions of more than 100,000 tonnes of CO2e per fiscal year. During the 2018/19 fiscal year, Tropicana’s emissions were within its authorised threshold and Sunrise Dam was required to purchase offsets for emissions that were 0.8 percent above its safeguard threshold, the cost of which was immaterial. Two amendments to the Safeguard Mechanism (Rule 2015) enacted in March 2019 and May 2020 allowed for the application of transitional calculated baselines using estimated CO2-e emissions intensities. Based on the production and emissions forecasts, the Australian mining operations applied to use transitional calculated baselines in 2020 for Sunrise Dam and Tropicana, which were approved by the Clean Energy Regulator effective 1 July 2019 to 30 June 2022 for both operations. Thereafter, there is a requirement to apply for production-adjusted baselines. Accordingly, assuming the company’s operations (and resultant emissions) are consistent with the forecasts in the current business plan, the Australian mining operations should not be required to purchase emissions offsets for the business to cover the period prior to June 2022. In any event, the cost of such offsets, if ultimately required to be purchased, including due to a change in the operations under the business plan prior to June 2022, are not anticipated to be material to the company’s business.

In addition to more stringent requirements and commitments, AngloGold Ashanti’s operations are subject to a number of physical risks from climate change, such as changes in rainfall rates or patterns resulting in floods or droughts, reduced water availability, higher temperatures and extreme weather events. Such events or conditions, particularly including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the company’s property or equipment and increase health and safety risks on site. In consultation with external consultants, physical climate risk assessments were undertaken for all operations using current climate models for the business and various decarbonisation scenarios and climate adaptation plans were outlined. These adaptation plans continued to be further refined in 2021.

Occupational Safety and Health

AngloGold Ashanti is subject to a variety of laws and regulations in each of the jurisdictions where the company operates that are designed to protect and improve the safety and health of employees. In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations.

Safety remains a priority for AngloGold Ashanti and a focus of AngloGold Ashanti’s long-term sustainability approach, as well as the company’s continuing efforts to manage the risks inherent to its operations, to model critical controls and to strengthen safety protocols and preventative measures. Although AngloGold Ashanti has made significant strides in improving safety in recent years, sadly, the company lost two colleagues during 2021, and some of its operations recorded a year-on-year regression in the all injury frequency rate.

AngloGold Ashanti’s Group Safety Strategy, which was revised in 2021 and is expected to be implemented by 2024, seeks to integrate operational risk management and key performance indicators at all levels of the organisation and maintain alignment with global safety standards. The SES Committee oversees the implementation of the Group Safety Strategy. All operations, other than Obuasi, have been certified to ISO 45001:2018, which has replaced the OHSAS 18001:2007 series. Obuasi is scheduled to be certified in 2022.

Community Health and Tropical Diseases

AngloGold Ashanti is also subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the company’s operations are noise-induced hearing loss (“NIHL”) and occupational lung diseases (“OLD”). OLD includes occupational tuberculosis and silicosis in individuals exposed to silica dust. Silicosis has been particularly prevalent in South Africa and has also arisen at the company’s Africa and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres, clinics, and through outsourced service centres. The company continues to improve preventative occupational hygiene initiatives, such as implementing various control measures to prevent hazardous exposures, and providing employees with Personal Protective Equipment.

In 2019, the Johannesburg High Court approved the settlement of existing silicosis and tuberculosis class actions against AngloGold Ashanti and other gold mining companies in South Africa. The recent sale of the company’s South African operating assets and liabilities did not include the silicosis or tuberculosis settlement obligations relating to South African employees, which were retained by AngloGold Ashanti. For further information, see “Item 18: Financial Statements—Note 1.2—Accounting Policies—Significant Accounting Judgements and Estimates—Provision for silicosis”.

In addition to OLD, HIV and AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s Africa region operations. AngloGold Ashanti continues to implement programmes to help those infected with HIV and prevent new infections from spreading.

Malaria and other tropical diseases also pose health risks at all of the company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women and also gives rise to deaths and absenteeism in adults. All affected company operations have malaria control programmes in place. The Ghana Obuasi malaria control programme continues to roll-out indoor residual spraying programme in 16 districts of Ghana in partnership with the Global Fund and the Ghana Department of Health.

In 2021, the COVID-19 pandemic continued to put strain on businesses and socio-economic systems across the globe, including as new variants of concern emerged and drove considerable resurgences in cases throughout the year. AngloGold Ashanti continued to direct significant resources to pandemic controls within the company as it worked to limit the spread of the virus whilst keeping operations running. The pressure on labour supply, travel restrictions limiting employee mobility and the mental health implications of the ongoing pandemic all also have potential implications for safety training and safe operations. This required AngloGold Ashanti, as well as other businesses, to take extraordinary measures to protect the health and well-being of its employees, to maintain its operations and to contribute to global control efforts. The availability of safe and effective vaccines, albeit at varying scales in the company’s operating countries, provided an additional layer of protection, especially against severe forms of disease, hospitalisation and death. The company endeavoured to provide prompt access to approved and available vaccines for all workers, especially employees considered to be at high risk as well as employees with critical skills. Given the interdependence of employee and community health, the company’s focus remained on implementing measures supporting the health of its employees and local communities.

The emergence of COVID-19 however also assisted to better integrate broad health risk management beyond occupational health into the overall business strategy, to contribute to productivity as well as the social licence to operate and to improve various prevention and risk management protocols in place to address the potential risk of an epidemic or pandemic after its experience with Ebola in Guinea in 2014 and 2015.

This pandemic also highlighted other associated risks and emphasised the importance of optimising mental health, minimising non-communicable diseases associated with lifestyle as well as the need for systematic contribution to health system strengthening, local skill development and overall community development in the jurisdictions in which the company operates. Such risks impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. As part of AngloGold Ashanti’s continuing efforts, the company recently adopted a set of updated health standards based on identified major health hazards or risks which include gender, cultural and other applicable diversity considerations for risk management and controls.

Diversity and Inclusion (“D&I”)

With more than 30,000 employees (including contractor employees) on four continents, AngloGold Ashanti believes that having a diverse and inclusive workforce is important to continuing to attract talent in order to maintain competitiveness and the long-term sustainability of its business. In addition, the company strives to have a workforce that represents the societies in which AngloGold Ashanti operates in connection with maintaining its social licence to operate.

AngloGold Ashanti’s D&I approach is aligned to the United Nation Sustainable Development Goals (“UNSDGs”) (SDG 5, 8 and 10) and the United Nations Global Compact (“UNGC”). The company has developed a Diversity & Inclusion Framework, which aims to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation and has established specific priorities and actions for the next two to five years to foster the inclusion of D&I objectives in its processes. Leadership teams are responsible for meeting defined diversity targets. In 2021, regional assessments were conducted to better understand the specific issues associated with increased D&I at mine sites.

Human Rights and Indigenous Peoples

In its commitment to respecting and promoting human rights, AngloGold Ashanti supports the United Nations Guiding Principles for Business and Human Rights (“UNGP”) and other international initiatives, including the UNGC and the Voluntary Principles on Security and Human Rights (“VPSHR”). The VPSHR, which seeks to balance safety and security needs against respect for human rights and fundamental freedoms, were developed through multi-stakeholder participation between governments, extractive industry members and NGOs. Community and security related matters, including with respect to illegal and artisanal and small-scale mining and related intrusions into the company’s operational areas, are addressed at board of directors-level by the SES Committee. AngloGold Ashanti’s internal Human Rights Framework includes numerous policies, management standards and guidance documents which apply to all of its employees, contractors and suppliers and require reporting of, and redress for, human rights violations and related allegations.

The company is aligned with the ICMM Position Statement on Indigenous Peoples and the International Finance Corporation’s Performance Standard 7 on Indigenous Peoples and other international standards and treaties in the area of Indigenous Peoples’ rights.

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2021

1
2
3
4
5
6
7
8
9

Legend

- ● Operations
- ○ Projects

Americas

1 Argentina
Cerro Vanguardia (92.5%)

2 Brazil
Serra Grande
AGA Mineração

3 Colombia
Gramalote (50%) (1)
La Colosa
Quebradona

4 USA
Silicon (2)

Africa

5 Guinea
Siguiri (85%)

6 Ghana
Iduapriem
Obuasi (3)

7 Democratic Republic of the Congo (DRC)
Kibali (45%) (4)

8 Tanzania
Geita

Australia

9 Australia
Sunrise Dam
Butcher Well (70%)
Tropicana (70%)

(1) Gramalote is managed by B2Gold

(2) Silicon has been declared as a Mineral Resource for the first time

(3) Obuasi's redevelopment project began in 2019

(4) Kibali is operated by Barrick Gold Corporation (Barrick)

Operations, projects and exploration programmes

AMERICAS		AFRICA REGION		AUSTRALIA
1	Argentina	5	Guinea	9	Australia
	Cerro Vanguardia (92.5%)		Siguiri (85%)		Sunrise Dam
2	Brazil	6	Ghana		Butcher Well (70%)
	Serra Grande		Iduapriem		Tropicana (70%)
	AGA Mineração		Obuasi(3)
3	Colombia	7	Democratic Republic of the Congo (DRC)
	Gramalote (50%)(1)		Kibali (45%)(4)
	La Colosa	8	Tanzania
	Quebradona		Geita
4	USA
	Silicon(2)

Percentages indicate the ownership interest of AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated.
(1)     Gramalote is managed by B2Gold.
(2)    As at 31 December 2021, a maiden Mineral Resource was declared for Silicon.
(3)    Obuasi's redevelopment project began in 2019.
(4)    Kibali is operated by Barrick Gold Corporation (Barrick).

OPERATING PERFORMANCE

Group description

AngloGold Ashanti, an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities and is headquartered in Johannesburg, South Africa.

In 2021, our portfolio of ten operations in eight countries, includes long-life operating assets with differing ore body types located in key gold-producing regions around the world. These operating assets were supported by three greenfields projects in Colombia and a focused global exploration programme, including exploration in the United States.

Our operations and projects are grouped into the following regions: Africa, Americas and Australia.

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

AngloGold Ashanti’s operations and joint arrangements employed, on average, 30,561 people (including contractors) in 2021 (2020: 36,952).

Performance

In 2021, AngloGold Ashanti produced attributable 2.472 million ounces (Moz) of gold (2020: 2.806Moz, excluding the 241,000oz produced by former South African operations), as well as 3.5Moz of silver and 173 tonnes of sulphuric acid as by-products.

Production of 2.472Moz of gold was achieved at a cost of sales of $2.9 billion and an all-in sustaining cost of $1,441/oz for subsidiaries and $856/oz for equity accounted joint venture operations compared to a production of 2.806Moz in 2020 at a cost of sales of $2.7 billion and all-in sustaining cost of $1,072/oz for subsidiaries and $810/oz for equity accounted joint venture operations.

Gold
The AngloGold Ashanti Mineral Reserve reduced from 29.5Moz in December 2020 to 28.1Moz in December 2021. This annual net decrease of 1.4Moz (5%) includes depletion of 2.6Moz and reductions due to other factors of 2.9Moz. The Mineral Reserve was estimated using a gold price of $1,200/oz, unless otherwise stated (2020: $1,200/oz). Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)). See "Item 4D Property, Plants and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure".

Copper
The AngloGold Ashanti Mineral Reserve increased from 1.41Mt (3,105Mlb) in December 2020 to 1.47Mt (3,250Mlb) in December 2021. This gross annual increase of 0.07Mt (145Mlb or 5%) is due to methodology changes. The Mineral Reserve was estimated at a copper price of $2.90/lb (2020: $2.65/lb). Table 2b to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)). See "Item 4D Property, Plants and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure".

Capital expenditure, including equity accounted joint ventures, in 2021 amounted to $1,100 million (2020: $757 million).

Safety

There were regrettably two fatalities across the group’s operations in 2021. The all injury frequency rate was 2.13 per million hours worked compared to 1.68 in 2020 (excluding the former South African assets).

AFRICA REGION

Africa is currently home to five of our operations, with one – Kibali – managed by Barrick Gold Corporation. These operations, which contributed 57% or 1.4Moz to total annual group production in 2021, are in Ghana (Iduapriem and Obuasi), Guinea (Siguiri), Tanzania (Geita) and the DRC (Kibali).

	Attributable gold production (000oz)	Average number of employees
Subsidiary operations
Ghana
Iduapriem	202	1,639
Obuasi	108	3,914
Guinea
Attr. Siguiri 85%	258	3,369
Tanzania
Geita	486	5,884

Joint venture operations
Democratic Republic of the Congo
Attr. Kibali 45%	365	2,454

Africa Region - Key Statistics

	Unit	2021	2020	2019
Subsidiary operations
Tonnes treated/milled	Mt	21.2	20.5	19.1
Pay limit	oz/t	0.035	0.034	0.039
	g/t	1.193	1.160	1.330
Recovered grade	oz/t	0.045	0.052	0.060
	g/t	1.54	1.77	1.77
Gold production (a) (attributable)	000oz	1,054	1,143	1,094
Cost of sales	$m	1,300	1,232	1,173
Total cash costs (1)	$/oz	991	797	801
All-in sustaining costs (1)	$/oz	1,264	975	947
Capital expenditure	$m	434	345	359
Safety
Number of fatalities		1	2	0
AIFR	Per million hours worked	0.61	0.55	0.62
People
Average no of employees: Total		14,806	14,496	12,847
Permanent employees		5,619	5,433	4,940
Contractors		9,187	9,063	7,907

(a) Includes Obuasi gold production in 2020, capitalised as part of the project development.

	Unit	2021	2020	2019
Joint venture operations
Tonnes treated/milled	Mt	3.5	3.4	7.5
Pay limit	oz/t	0.048	0.048	0.037
	g/t	1.652	1.640	1.255
Recovered grade	oz/t	0.095	0.096	0.060
	g/t	3.25	3.29	1.85
Gold production (attributable)	000oz	365	364	445
Cost of sales	$m	350	340	428
Total cash costs (1)	$/oz	647	629	657
All-in sustaining costs (1)	$/oz	856	810	767
Capital expenditure	$m	72	52	51
Safety
Number of fatalities(2)		n/a	n/a	0
AIFR (2)	Per million hours worked	n/a	n/a	0.65
People
Average no of employees: Total		2,454	2,333	2,939
Permanent employees		860	824	1,191
Contractors		1,594	1,509	1,748

(1)Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.
(2)Excludes Kibali which is managed by Barrick and not AngloGold Ashanti. For years prior to 2020, amounts are inclusive of amounts pertaining to Sadiola, which was sold in 2020.

Performance summary

Production for the year was 1.4Moz (2020: 1.6Moz), as the region executes the reinvestment programme and various growth projects.

Higher all-in sustaining cost of was achieved because of lower production.

Capital expenditure for the region was $506m (2020: $397m).

Safety performance deteriorated with one occupational fatality and an all injury frequency rate of 0.61 per million hours worked versus 0.55 in 2020.

Community investment of $10.5m (2020: $12.9m).(1)
(1) Includes joint ventures

All Africa operations certified in terms of International Cyanide Management Code, ISO 45001 (health and safety) and ISO 14001, with the exception of Obuasi where work for its recertification in terms of the Cyanide Code and ISO 14001 is currently in progress.

Solid performances at Geita, Siguiri and Kibali supported production and helped to offset stalled production at Obuasi where underground operations were suspended following a fatal incident in May 2021.

The increase in the regional all-in sustaining unit cost was a result of higher underground mining costs at Geita, because of the step up in ore and waste volumes and higher sustaining capital spend for waste stripping at Teberebie Cut 2 at Iduapriem. Also, higher royalty costs were seen across the operations due to the increase in the gold price received.

Capital expenditure was largely spent on underground Ore Reserve development projects, which continued at Geita, and pre-stripping at Iduapriem (Teberebie Cut 2) to provide access to orebodies identified for future gold extraction. The balance of sustaining capital investment was used for capitalised exploration and sustaining projects to improve asset integrity and realise business improvements across the operations, to ensure safe and sustainable growth and production.

At Geita, substantial progress was made opening up the Nyamulilima open pit, commencing production and remaining on track to achieve full planned operation by the end of 2022. Another notable achievement was the development of the Geita Hill underground mine for which a maiden Mineral Reserve has been declared and where steady state operations are also expected by the end of 2022.

Kibali’s metallurgical plant performed well overall. The increased tonnages processed during 2021 were driven by the greater volumes of open-pit tonnes mined compared to 2020 and yielded 812,152oz. Kibali’s Mineral Reserve net of depletion is expected to increase for the third successive year in 2022, maintaining its plus 10-year life as a Tier One asset.

The grind and recovery optimisation continued at Siguiri’s combination plant during the year, and treatment of carbonaceous material started. The Block 2 project yielded its first ore once the haul road was completed between the remote deposit and the plant at Block 1.

The implementation of an initial three-year re-investment plan to revise and extend Iduapriem’s mine life is underway. This plan involves accelerated waste stripping from the Block 7 and 8 pit, initially from Teberebie Cut 2. Longer term options are to strip waste from Cuts 5 and 6. The re-investment plan includes increasing TSF capacity to match the revised mine plan.

Obuasi update
Underground mining activities resumed in the fourth quarter of 2021, after they were voluntary suspended in May 2021 immediately following the failure of a sill pillar. Towards the end of the first quarter of 2022, the restart plan was tracking to schedule. Construction of the major infrastructure to support the ramp up to 4,000tpd was complete by year end, with the paste-fill plant and GCVS vent fans commissioned. The KRS hoisting system is in service and the ramp up to 4,000tpd is targeted for the end of the first half of 2022. Major infrastructure works are required to support the ramp-up to 5,000tpd. This will include the upgrade of the KMS shaft and KMV shaft as well as the development of a new ventilation shaft. We will continue the Ore Reserve development to access Block 11. Phase 3 construction is expected to be completed at the end of 2023 when the mining rate is planned to lift to 5,000tpd.

THE AMERICAS

The Americas hosts three of our operations – one in Argentina and two in Brazil – as well as two greenfields projects in Colombia and a significant new greenfields development in Nevada in the United States.

	Attributable gold production (000oz)	Average number of employees
Operations
1. Argentina
Cerro Vanguardia (Attr. 92.5%)	145	1,850
2. Brazil
AGA Mineração	331	6,142
Serra Grande	83	1,980

Americas - Key Statistics

	Unit	2021	2020	2019
Operation
Tonnes treated/milled	Mt	7.8	7.5	7.3
Pay limit	oz/t	0.10	0.07	0.11
	g/t	3.49	2.46	3.79
Recovered grade	oz/t	0.066	0.081	0.089
	g/t	2.27	2.77	3.04
Gold production (Attributable)	000oz	559	649	710
Silver (attributable)	Moz	3.2	3.3	3.4
Cost of sales	$m	822	764	822
Total cash costs (1)	$/oz	921	721	736
All-in sustaining costs (1)	$/oz	1,587	1,003	1,032
Capital expenditure (2)	$m	398	217	195
Safety
Number of fatalities		1	0	0
AIFR	Per million hours worked	3.55	3.68	3.50
People
Average no of employees: Total		9,972	8,789	8,114
Permanent employees		6,452	6,158	5,869
Contractors		3,520	2,631	2,245

(1)Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.
(2)100 percent, (not attributable) and includes Colombia.

Performance summary

Production for the year was 559,000oz (2020: 649,000oz), achieved at a total cash cost of $921/oz (2020: $721/oz).

One occupational fatality in Brazil, at Serra Grade, in February 2021. The all injury frequency rate improved to 3.55 (2020: 3.68)
Community investment of $5.8m (2020: $6.2m).

All American operations certified in terms of International Cyanide Management Code, ISO 45000 (health and safety) and ISO 14001.

Capital expenditure of $398m (2020: $217m).

The year in review was a challenging one for the Americas operations, which faced significant headwinds from COVID-19.

There were, however, improvements in the second half of the year with production up 18% versus the first half. Sites faced a range of first- and second-order consequences of the pandemic, with Brazil experiencing significant absenteeism during the first half of the year, and Argentina’s production limited due to a range of travel and shift rotation restrictions in response to various waves of the outbreak.

In Brazil, at both AGA Mineração and Serra Grande, plant throughput was scaled back during the second half to ensure tailings deposition remained within legally mandated limits while the conversion programme for the conversion of TSFs to dry-stacking facilities, was fast tracked. At AGA Mineração, operating challenges at Córrego do Sítio were partly offset by improvement at the larger Cuiabá mine, where tonnes of ore treated increased year-on-year.

At Cerro Vanguardia, where silver revenues are offset against gold cash costs, the negative impact of reduced capacity due to COVID-19 restrictions was partly offset by continued weakness in the Argentinean peso against the US dollar and higher volumes of silver produced and sold.

In Colombia, the Quebradona Project remains an attractive long-life, high-grade, low-cost project which will add copper production to our portfolio. At Gramalote, a joint operation with B2Gold, the final feasibility study for the project is expected to be delivered during the course of 2022. Colombia’s environmental agency (ANLA) took the decision to archive our environmental license application relating to the Quebradona project. AngloGold Ashanti has filed an appeal seeking to secure further details on the specific additional information the agency would require in order to be able to prepare a license submission that would meet the agency’s requirements.

A thorough review and analysis of the items and further information identified as part of ANLA’s archiving decision is being undertaken, with the aim of preparing and submitting a new environmental licence request for Quebradona in due course. This process will result in a delay of the project.

Nevada strategy
AngloGold Ashanti completed its acquisition of Corvus on 18 January 2022, consolidating much of the largest new gold district in Nevada. This provides AngloGold Ashanti the opportunity to establish, in the medium and longer term, a meaningful, low-cost, long-life production base in a premier mining jurisdiction. As the Company has previously indicated, the consolidation of the Beatty District has the potential for significant synergies from economies of scale and integrated infrastructure, including water rights, adjacent concessions and processing facilities. The combined asset base also allows for unified engagement with federal, state and local stakeholders to advance and achieve shared sustainability goals and other district benefits, such as opportunities to design projects incorporating renewable energy, as well as develop conservation and other local projects in conjunction with the Beatty community.

Following the completion of the Corvus transaction, water rights that will form an important part of the district’s development, have transferred to AngloGold Ashanti. The Company’s conceptual development plan for the district envisions the North Bullfrog deposit – previously owned by Corvus – being developed first, with initial production expected in the next three years. This is expected to be followed by AngloGold Ashanti’s Silicon deposit – which has declared a maiden 3.4Moz Mineral Resource – and then potentially the Merlin target near Silicon. The timing for mining activities at the Mother Lode deposit is expected to start only in the long term after the Company completes additional study work. This initial development schedule is expected to be supplemented by various other prospective deposits being explored across the tenement. It is expected that deposits will be developed in a modular fashion, mined initially as open pits and processed using heap leach and gravity recovery where applicable. This pathway provides the opportunity for project capital expenditure intensity to develop in a staged fashion.

AngloGold Ashanti’s technical team has initiated the process of evaluating the Corvus’ Mineral Resource. For 2022, multiple activities are planned to take place in the district, with requisite drilling underway at North Bullfrog and Silicon, with an aim to convert Mineral Resource to Ore Reserve. We also plan to begin a pre-feasibility study at Silicon and initiate a concept study for the Merlin deposit. The permitting process for North Bullfrog is expected to start in the first half of 2022. Importantly, given the various deposits across the tenement, our approach to mapping these deposits is expected to take place over a number of years in a staged and de-risked manner.

AUSTRALIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	229	679
2. Tropicana 70%	265	653
The two AngloGold Ashanti operations in Australia are Sunrise Dam and Tropicana, both of which are in the north-eastern goldfields in the state of Western Australia. Sunrise Dam is wholly owned, while we have a 70% holding in, and manage, Tropicana, with Regis Resources Ltd, our partner, holding the balance. Regis Resources acquired the stake in Tropicana from IGO Ltd on 31 March 2021. Sunrise Dam includes the Butcher Well project (70%).

Australia - Key Statistics

	Unit	2021	2020	2019
Operation
Tonnes treated/milled	Mt	10.5	10.2	10.1
Pay limit	oz/t	0.06	0.06	0.06
	g/t	1.89	1.95	1.95
Recovered grade	oz/t	0.047	0.054	0.060
	g/t	1.47	1.68	1.87
Gold production (attributable)	000oz	494	554	614
Cost of sales	$m	740	705	632
Total cash costs (1)	$/oz	1,196	968	730
All-in sustaining costs (1)	$/oz	1,500	1,225	990
Capital expenditure	$m	185	143	149
Safety
Number of fatalities		0	0	0
AIFR	Per million hours worked	6.59	3.74	7.33
People
Average no of employees: Total		1,332	1,230	1,140
Permanent employees		288	259	249
Contractors		1,044	971	891
(1)Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

Performance summary

Production for the year was 494,000oz (2020: 554,000oz), achieved at a total cash cost of $1,196/oz (2020: $968/oz).

Capital expenditure of $185m (2020: $143m).

Safety performance regressed, from an AIFR of 3.74 per million hours worked in 2020, to 6.59. There was no change to the severity of incidents, but the number of incidents increased, attributed to a range of COVID-related factors, including high employee turnover coupled with an increase in the proportion of inexperienced workers.

Community investment of $1.01m (2020: $0.81m).

All operations certified in terms of the Cyanide Code, ISO 45000 (health and safety) and ISO 14001.

While production declined year-on-year, the Australia assets recorded a stronger second half of the year with output improving by 23%, when compared to the first half of the year.

At Sunrise Dam the new, higher-grade and shallower Frankie orebody was accessed at year-end, and 1.09Mt of ore was mined from the new, relatively short life Golden Delicious open pit, displacing lower grade stockpile material from mill feed in the second half of the year. Recovery rates also improved in the second six months of 2021 versus the first half. Mining at Golden Delicious is progressing well, with this material stockpiled and blended with underground ore to optimise throughput and production.

At Tropicana, open pit material movement was lower than planned in 2021, due primarily to the severe shortage of skilled operators and maintenance personnel. The mine plan was adjusted to mitigate this shortfall and reduce the impact on gold production. Progress in the lower priority (bulk waste) work areas suffered as a consequence, resulting in less waste stripping of cutbacks being carried out.

SOUTH AFRICA

The sale of the South African assets to Harmony closed on 30 September 2020. As a result, the figures in this section relate to the nine months ended on 30 September 2020, unless the context indicates otherwise.

South Africa Key Statistics

	Unit	2021	2020	2019
Operation
Tonnes treated/milled	Mt		0.4	35.1
Pay limit (1)	oz/t		0.40	0.33
	g/t		14.60	11.90
Recovered grade (1)	oz/t		0.120	0.183
	g/t		3.75	5.69
Gold production	000oz		241	419
Cost of sales	$m		287	479
Total cash costs (2)	$/oz		1,149	981
All-in sustaining costs (2)	$/oz		1,296	1,132
Capital expenditure	$m		35	57
Safety
Number of fatalities			4	0
AIFR	Per million hours worked		6.12	10.00
People
Average no of employees: Total		—	8,297	7,870
Permanent employees		—	7,012	6,682
Contractors		—	1,285	1,188
(1)Refers to underground operations only.
(2)Total cash costs and all-in sustaining costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results-Non-GAAP analysis”.

EXPLORATION REVIEW

Our exploration programmes enable us to ultimately expand our Mineral Reserve and are based on consistent standards and processes across the AngloGold Ashanti portfolio which are guided by peer reviews. We identify the best group of drill targets, prioritising those that have the highest potential for success.

We have developed a system - Exploring for value (E4V) - to ensure that our exploration activities are focused on maximising value for the business and established a system that goes beyond SAMREC (The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves) limitations and allows us to bring into play, at an early stage, very low confidence material. This means we can ensure our exploration pipeline can deliver into our Life of Mine (LOM) plans at the right time. The system allows for the capture of geological understanding from the earliest stage of development. In addition to integrating our E4V process with our LOM planning, we have also integrated with our project process and our accounting standards. Through this integration, as an area is explored and drilled a series of reviews and appropriate economic studies are used to support the next level of exploration.

Targeted investments during the year led to two positive advances, with Pure Gold Mining, in which we have a 16% stake, continuing to ramp up at the Madsen mine redevelopment in Red Lake, Ontario. Further, AngloGold Ashanti made an offer to purchase Corvus Gold and the acquisition was completed in January 2022. The Company also actively monitors for new early-stage opportunities that would be a potential fit for our portfolio.

Greenfields exploration

Our greenfields exploration programmes are designed to discover Mineral Resources that will ultimately lead to the development of new gold mines. In 2021, $31.2m was spent on Greenfields exploration. Exploration tenements cover over 4,400km2 of highly prospective ground in four countries – Australia, Brazil, Argentina and the United States. In total, 114km of diamond, reverse circulation (RC) and aircore drilling was completed in Greenfields exploration programmes in 2021.

In the United States, a total of 25,538m of RC and 14,581m of diamond drilling was completed during the year at the Silicon project near Beatty, Nevada. Work focused on expanding the project along strike and at depth. Infill drilling was completed as part of a successful conceptual study that defined a first Inferred Mineral Resource of 3.37moz of gold at 0.87g/t and 14.17moz silver at 3.66 g/t contained in 120.44m tonnes constrained within a pit optimisation completed at a $1500/oz gold price. Development drilling to expand gold mineralisation and tighten average drill spacing to increase the Mineral Resource classification will continue as part of project studies in 2022.

At the Merlin target, in the Silicon project tenement area, 5,198m of RC and 7,104m of diamond drilling were completed. The drilling tested a target area with favourable volcanic stratigraphy and widely spaced gold-bearing drill intercepts that will be followed with additional drilling in 2022.

In Argentina, field programmes started in Q4 with systematic talus fines (890 samples) and ridge and spur sampling (225 samples) undertaken at the El Cori project.

Brownfields exploration

During 2021, Brownfields exploration activities were undertaken across the globe. We completed 1,059km of drilling with a total expenditure of $84.6m (capital) and $69.2m (expensed) for the year.

Tanzania: Capitalised (underground) and expensed (surface/ underground) drilling programmes completed a total of 167,392m during the year at a cost of $37.0m.

Mineral Resource development drilling was carried out at Star & Comet Cut 2 and Cut 3 and assay results confirmed the continuity of the mineralisation for both Cuts. While exploratory drilling conducted at Star and Comet Cut 3 towards Ridge 8 returned results confirming open-ended mineralisation. Results at Cut 4 confirmed the hanging wall and footwall structures as modelled and exploratory drilling results from Cut 5 confirmed the continuity of the mineralisation.

At Nyankanga Block 1 and Block 2, the drilling results confirmed up-dip continuity of the mineralisation for both targets. The results from a short drilling programme at Block 5 suggest possible down-dip continuity of mineralisation. Drilling results from Geita Hill confirm open-ended down-dip extensions of the ore zones. At Lone Cone, the results confirm the down-dip continuity of mineralisation and increased the Mineral Resource model confidence.

Results from exploration drilling at Nyamulilima Cut 1 and 2 confirmed the model. While the assay results from the sterilisation drilling for a proposed waste dump site returned no significant intersections. While at Xanadu, drilling is in progress and the results, so far, do not show obvious down-dip continuity.

Non-drilling exploration programmes consisted of surface geological mapping and integration of various geological datasets to better understand the sub-surface geology in an effort to identify new exploration targets.

Guinea: Capitalised and expensed drilling programmes completed a total of 34,336m during the year at a total cost of $7.2m. The 2021 drilling was impacted by contractor changes and significant delay in mobilising three of the contractor’s new rigs.

Ghana: At Iduapriem, drilling totaled 43,293m at a cost of $5.8m.

Exploration activities during 2021, focused on Mineral Resource conversion drilling at Block 1 Central, Block 3, Block 5 and its Extension, Ajopa South, Ajopa Cut 3, Block 7 and 8 and Badukrom. Regional auger drilling, mapping and geochemical sampling were undertaken at Mile 8 and Ajopa Southwest, respectively. Follow-up work, inclusive of air core drilling, has been planned for 2022.

Democratic Republic of the Congo: Capitalised and Expensed drilling programmes, at Kibali, completed a total of 16,035m during the year at a cost of $5.3m.

Tete Bakangwe was delivered as an opportunity, and post Mineral Resource conversion drilling it has been added to the mine plan for next year.

First phase drilling results testing down plunge continuity of high grade at Kalimva support an underground project. While at KCD step out holes have confirmed continuity of 3000, 5000 and 11000 system 500m down plunge, with additional mineralisation below 11000 lode.

In Argentina, a total of 38,895m of drilling was completed at a cost of $6.9m. Exploration was focused on creating new Mineral Resource which could be converted to Mineral Reserve to extend the current life of mine.

In Brazil, at Cuiabá and Lamego a total 151,042m were drilled at a cost of $13.8m.

In Colombia, at Quebradona, work was completed on drillhole relogging, tuff differentiation logging, geometallurgical modelling and geology project support. Preparation and support for the geotechnical campaign including laboratory follow up was started as were routine measurements of groundwater levels, flow stations and rain stations.

PROJECTS

At Obuasi, underground operations were suspended in May 2021 following a geotechnical event and fatality. A detailed review into the incident and its causes was followed by a thorough external review of future mining fronts covering the mine design, schedule and ground management plan. Underground mining activities remained suspended until mid-October 2021 when stoping activities restarted.

Since then, the restart plan, and in particular tonnage delivered to the mill, have tracked to schedule with the processing plant achieving 2,000 tonnes per day in January. The safe ramp-up to the full mining rate of 4,000 tonnes per day is expected by the end of June 2022.

A comprehensive series of protocols have been introduced to supplement existing operating procedures at Obuasi and they are expected to add about $10 to $20 per tonne to the mine’s operating costs, or about $50/oz. External consultants will continue their review of future mining areas. Areas of assessment completed include Sansu, Block 8 lower and the decline.

In terms of infrastructure, the work needed to support the ramp up to 4,000tpd is now complete (Phase 2). Phase 3 – which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft and runs to end 2023 – is also proceeding according to schedule. This includes upgrading the KMS shaft and materials handling system, a new ventilation shaft, underground pump stations and refurbishment of the BSVS sub-shaft.

In Colombia, our proposed Quebradona gold and copper project may take longer to develop than previously anticipated following a decision by Colombian environment agency, ANLA, to archive our environmental licence application. There has also been a request for additional water studies. A thorough review and analysis of the items and further information identified as part of ANLA’s archiving decision is underway. The aim is to prepare, submit and process a new environmental licence request for Quebradona. We will provide an update on the timeframe when there is more clarity.

At Gramalote, the feasibility study work completed in early 2021 has illustrated the potential to improve the economics of the project by revisiting and further optimising the original project design included in the existing mining permit. The joint operation partners believe that greater value could be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit. A Mineral Resource update is expected in early 2022. The final feasibility study results for the project are currently expected by around August 2022.

The reinvestment programmes underway at our bigger assets – Geita, Tropicana and Iduapriem – have progressed well, and remain on schedule.

4C.    ORGANISATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:

•Africa – operations in Ghana, Guinea and Tanzania and joint venture operations in the DRC;
•Australia – operations in Australia; and
•Americas – operations in Argentina and Brazil, and exploration projects in Colombia and the United States.

The above regions correspond to AngloGold Ashanti’s business segments. The South Africa region is recognised for financial statement purposes as discontinued operations as we sold our remaining South African producing assets and related liabilities in 2020.

Day-to-day management of the group is entrusted to AngloGold Ashanti’s executive management team, chaired by the Chief Executive Officer. See “Item 6: Directors, Senior Management and Employees”.

Support is provided to the executive management team in managing AngloGold Ashanti’s corporate activities at both the central and local levels.

SUBSIDIARIES

AngloGold Ashanti Limited has investments in principal subsidiaries and joint venture interests, see “Item 19: Exhibits to Form 20-F—Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries” for details.

4D.    PROPERTY, PLANTS AND EQUIPMENT

MINERAL RESOURCE AND MINERAL RESERVE SUMMARY DISCLOSURE

On 31 October 2018, the United States Securities and Exchange Commission (“SEC”) adopted Subpart 1300 (17 CFR 229.1300) of Regulation S-K (“Regulation S-K 1300”) along with the amendments to related rules and guidance in order to modernise the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with the final rule amendments (Regulation S-K 1300) for the first fiscal year beginning on or after 1 January 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending 31 December 2021, and will continue to do so going forward. As part of its rulemaking to modernise its disclosure requirements, the SEC rescinded Industry Guide 7, which accordingly is not applicable to the Company’s current and future disclosures.

Mineral Resource and Mineral Reserve are estimates that contain inherent risk and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with AngloGold Ashanti’s mining properties, see “Item 3D: Risk Factors"

Locations of properties

The locations of AngloGold Ashanti’s operations and advanced projects are shown above. Locality maps showing the location of properties as well as infrastructure and licences are also shown per operation or project in the Individual Property Disclosure section in Item 4D. Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100 percent owned unless otherwise indicated.

Overview of Mining properties and operations

Refer to “Item 4B: Business Overview—Operating Performance” for the aggregate annual production for the properties during each of the three most recently completed fiscal years preceding the filing.

The following information is detailed for each material property in the Individual Property Disclosure section in Item 4D of this report:
•The location of the properties;
•The type and amount of ownership interests;
•The identity of the operator or operators;
•Titles, mineral rights, leases or options and acreage involved;
•The stages of the properties (exploration, development or production);
•Key permit conditions;
•Mine types and mineralisation styles; and
•Processing plants and other available facilities.

Price assumptions

The Mineral Resource and Mineral Reserve are based on reasonable economic assumptions which provide a reasonable basis for establishing the reasonable prospects of economic extraction for Mineral Resource, and for establishing the expected price for the Mineral Reserve. These economic assumptions include long-range commodity price and exchange rate forecasts and management estimates. These economic assumptions are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

In the case of Sunrise Dam, the 2021 Mineral Reserve estimate reflects that the mine is two years into a three-year “growth through exploration” phase that aims to unlock the value of the asset, with Mineral Reserve growth the initial step in a move towards realising the full asset potential. The Mineral Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Mineral Reserve life. This has meant that significant marginal material was included in the plan in order to keep the plant operating at full capacity.

The Mineral Reserve has been evaluated economically and shown to be cash flow positive at a $1,500/oz gold price. It is AngloGold Ashanti's opinion that there is sufficient margin between this price and the current spot price of gold for this to define an Mineral Reserve.

Gold price

The following local prices of gold were used as a basis for estimation in the December 2021 declaration, unless otherwise stated:

		Local prices of gold(4)
	Gold price	Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
2021 Mineral Reserve(3)	1,200	1,633	6,182	134,452	3,849,000
2020 Mineral Reserve(2)	1,200	1,604	5,510	119,631	4,096,877
2021 Mineral Resource(1)	1,500	2,072	7,940	173,065	5,336,250

(1) Reported for the first time under Regulation S-K 1300.
(2) Reported under Industry Guide 7.
(3) Reported under Regulation S-K 1300.
(4) Considered over the period 2011 to 2021.

Copper price

The following copper price was used as a basis for estimation in the December 2021 declaration:

	Copper price(5)
	$/lb	COP/lb
2021 Mineral Reserve(4)	2.90	9,302
2020 Mineral Reserve(3)	2.65	9,047
2021 Mineral Resource(1)	3.50	12,451

The Mineral Resource, as reported, is exclusive(2) of the Mineral Reserve component. Mineral Resource and Mineral Reserve estimates are reported as at 31 December 2021 and are net of 2021 production depletion.

MINERAL RESOURCE

This is the first time that AngloGold Ashanti has reported Mineral Resource in the Form-20F and as such it cannot be compared to a previous reporting period.

Gold

The AngloGold Ashanti gold Mineral Resource(1) (exclusive of Mineral Reserve(2)), as at 31 December 2021, includes 51.72Moz Measured and Indicated Mineral Resource and 42.34Moz Inferred Mineral Resource. The Mineral Resource was estimated using a gold price of $1,500/oz, unless otherwise stated. Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)).

Copper

The AngloGold Ashanti copper Mineral Resource(1) (exclusive of Mineral Reserve(2)), as at 31 December 2021, includes 1.32Mt (2,902Mlb) Measured and Indicated Mineral Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource. The Mineral Resource was estimated at a copper price of $3.50/lb. Refer to Table 1b to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)).

MINERAL RESERVE

Gold

The AngloGold Ashanti Mineral Reserve reduced from 29.5Moz in December 2020(3) to 28.1Moz in December 2021(4). This annual net decrease of 1.4Moz (5%) includes depletion of 2.6Moz and reductions due to other factors of 2.9Moz. This includes the exclusion of the Gramalote Mineral Reserve of 1.7Moz as AngloGold Ashanti are currently incorporating additional drilling into a revised model and have not reached agreement with the joint operation partner and thus no Mineral Reserve will be published). This decrease was partially offset by additions due to exploration and modelling changes of 4.1Moz. The Mineral Reserve was estimated using a gold price of $1,200/oz, unless otherwise stated (2020: $1,200/oz). Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)).

Copper

The AngloGold Ashanti Mineral Reserve increased from 1.41Mt (3,105Mlb) in December 2020(3) to 1.47Mt (3,250Mlb) in December 2021(4). This gross annual increase of 0.07Mt (145Mlb or 5%) is due to methodology changes. The Mineral Reserve was estimated at a copper price of $2.90/lb (2020: $2.65/lb). Table 2b to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)).

(1)     Reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.
(2)     The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the Inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(3)     Reported under Industry Guide 7.
(4)     Reported under Regulation S-K 1300.
(5) Considered over the period 2011 to 2021.

Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) - Summary Mineral Resource(1) (exclusive of Mineral Reserve) for gold at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz, unless otherwise stated.

Mineral Resource (1)	Measured				Indicated				Measured and Indicated Total				Inferred
Gold	Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold
as at 31 December 2021	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Continental Africa Region	13.16	3.98	52.32	1.68	179.46	2.36	422.86	13.60	192.61	2.47	475.18	15.28	179.17	3.43	613.98	19.74
Democratic Republic of Congo	7.62	3.19	24.29	0.78	19.82	2.76	54.63	1.76	27.45	2.88	78.92	2.54	10.29	2.70	27.74	0.89
Kibali (45 percent)(2)(7)(8)(13)	7.62	3.19	24.29	0.78	19.82	2.76	54.63	1.76	27.45	2.88	78.92	2.54	10.29	2.70	27.74	0.89
Ghana	4.09	5.27	21.55	0.69	67.20	3.55	238.27	7.66	71.28	3.64	259.82	8.35	77.50	5.35	414.90	13.34
Iduapriem(13)	1.52	0.72	1.10	0.04	41.39	1.37	56.69	1.82	42.91	1.35	57.80	1.86	27.34	1.47	40.24	1.29
Obuasi(12)	2.57	7.97	20.45	0.66	25.81	7.04	181.57	5.84	28.37	7.12	202.02	6.50	50.15	7.47	374.66	12.05
Guinea	—	—	—	—	64.26	1.12	71.81	2.31	64.26	1.12	71.81	2.31	60.91	1.15	70.06	2.25
Siguiri (85 percent)(2)(13)	—	—	—	—	64.26	1.12	71.81	2.31	64.26	1.12	71.81	2.31	60.91	1.15	70.06	2.25
Tanzania	1.44	4.49	6.47	0.21	28.18	2.06	58.15	1.87	29.62	2.18	64.63	2.08	30.48	3.32	101.29	3.26
Geita(13)	1.44	4.49	6.47	0.21	28.18	2.06	58.15	1.87	29.62	2.18	64.63	2.08	30.48	3.32	101.29	3.26
Americas Region	64.29	1.50	96.24	3.09	1,106.42	0.86	952.57	30.63	1,170.71	0.90	1,048.82	33.72	767.37	0.75	576.25	18.53
Argentina	4.33	2.66	11.53	0.37	19.73	2.15	42.41	1.36	24.07	2.24	53.93	1.73	4.96	2.35	11.65	0.37
Cerro Vanguardia (92.5 percent)(2)(4)(13)	4.33	2.66	11.53	0.37	19.73	2.15	42.41	1.36	24.07	2.24	53.93	1.73	4.96	2.35	11.65	0.37
Brazil	14.81	4.58	67.78	2.18	22.99	3.17	72.82	2.34	37.80	3.72	140.61	4.52	55.54	3.63	201.60	6.48
AGA Mineração - Corrego do Sitio(13)	2.24	3.07	6.88	0.22	6.02	3.09	18.62	0.60	8.26	3.09	25.49	0.82	16.54	3.99	65.95	2.12
AGA Mineração - Cuiabá(5)(13)	4.70	7.74	36.40	1.17	3.47	5.43	18.83	0.61	8.17	6.76	55.23	1.78	12.87	4.94	63.63	2.05
AGA Mineração - Lamego(5)(13)	2.12	3.23	6.86	0.22	2.59	2.41	6.24	0.20	4.71	2.78	13.10	0.42	4.92	3.01	14.80	0.48
Serra Grande(13)	5.74	3.08	17.65	0.57	10.92	2.67	29.14	0.94	16.66	2.81	46.79	1.50	21.22	2.70	57.22	1.84
Colombia	45.15	0.37	16.93	0.54	1,063.69	0.79	837.35	26.92	1,108.84	0.77	854.27	27.47	586.42	0.44	258.05	8.30
Gramalote (50 percent)(2)(9)(10)(11)	—	—	—	—	81.29	0.75	61.14	1.97	81.29	0.75	61.14	1.97	62.59	0.52	32.55	1.05
La Colosa(9)(11)	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona(4)(6)(12)	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	—	—	—	—	—	—	—	—	—	—	—	—	120.44	0.87	104.96	3.37
Silicon(4)(11)	—	—	—	—	—	—	—	—	—	—	—	—	120.44	0.87	104.96	3.37
Australasia Region	29.92	1.25	37.49	1.21	33.13	1.42	47.21	1.52	63.05	1.34	84.69	2.72	50.07	2.53	126.83	4.08
Sunrise Dam(13)	12.16	1.63	19.82	0.64	16.50	1.60	26.48	0.85	28.66	1.62	46.29	1.49	23.60	2.36	55.67	1.79
Butcher Well (70 percent)(2)(11)	—	—	—	—	—	—	—	—	—	—	—	—	2.69	3.77	10.14	0.33
Tropicana (70 percent)(2)(13)	17.76	0.99	17.67	0.57	16.63	1.25	20.73	0.67	34.39	1.12	38.40	1.23	23.78	2.57	61.02	1.96
AngloGold Ashanti Total	107.37	1.73	186.05	5.98	1,319.01	1.08	1,422.64	45.74	1,426.38	1.13	1,608.69	51.72	996.61	1.32	1,317.06	42.34

Rounding off numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise) referred to in the Technical Report Summaries filed as Exhibits to the Form 20-F. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported. (1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. (2) Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3) Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(4) The inclusive Mineral Resource contains 78.5Moz of silver for Cerro Vanguardia; 92.9Moz of silver for Quebradona and 14.2Moz of silver for Silicon as a by-product.
(5) The inclusive Mineral Resource contains 1.71 million tonnes of sulphur as a by-product for AGA Mineração - Cuiabá and Lamego.
(6) The inclusive Mineral Resource contains 89.3 kilotonnes of molybdenum as a potential by-product. (7) AngloGold Ashanti has recognised that in preparing this report, the Qualified Persons have, relied on information provided by Barrick. (8) Operated by Barrick. (9) Based on $1,400/oz. (10) Managed by B2Gold Corp. The Mineral Resource is estimated by AngloGold Ashanti. (11) Property currently in an exploration stage. (12) Property currently in a development stage. (13) Property currently in a production stage.

Table 1b to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) - Summary Mineral Resource(1) (exclusive of Mineral Reserve) for copper at the end of the Fiscal Year ended 31 December 2021 based on $3.50/lb, unless otherwise stated.

Mineral Resource (1)	Measured				Indicated				Measured and Indicated Total				Inferred
Copper	Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper
as at 31 December 2021	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Americas Region	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Colombia	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Quebradona(3)(4)(5)	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti Total	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231

Rounding off numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise) referred to in the Technical Report Summaries filed as Exhibits to the Form 20-F. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported. (1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the Inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) Tonnes refers to a metric tonne which is equivalent to 1000 kilograms. (3) The inclusive Mineral Resource contains 92.9Moz of silver as a by-product.
(4) The inclusive Mineral Resource contains 89.3 kilotonnes of molybdenum as a potential by-product. (5) Property currently in a development stage.

Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) - Summary Mineral Reserve for gold at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz, unless otherwise stated.

Mineral Reserve	Proven				Probable				Total Mineral Reserve
Gold	Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold
as at 31 December 2021	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Continental Africa Region	41.33	2.58	106.54	3.43	183.69	2.72	499.29	16.05	225.02	2.69	605.84	19.48
Democratic Republic of Congo	14.35	3.76	54.01	1.74	23.04	3.50	80.71	2.59	37.40	3.60	134.72	4.33
Kibali (45 percent)(1)(5)(6)(10)	14.35	3.76	54.01	1.74	23.04	3.50	80.71	2.59	37.40	3.60	134.72	4.33
Ghana	6.88	5.57	38.34	1.23	83.32	3.59	299.46	9.63	90.20	3.75	337.80	10.86
Iduapriem(10)	2.15	0.68	1.46	0.05	57.25	1.39	79.32	2.55	59.40	1.36	80.78	2.60
Obuasi(9)	4.73	7.79	36.88	1.19	26.07	8.45	220.14	7.08	30.80	8.34	257.02	8.26
Guinea	17.91	0.63	11.36	0.37	49.80	0.80	39.67	1.28	67.72	0.75	51.03	1.64
Siguiri (85 percent)(1)(10)	17.91	0.63	11.36	0.37	49.80	0.80	39.67	1.28	67.72	0.75	51.03	1.64
Tanzania	2.19	1.30	2.84	0.09	27.52	2.89	79.45	2.55	29.71	2.77	82.29	2.65
Geita(10)	2.19	1.30	2.84	0.09	27.52	2.89	79.45	2.55	29.71	2.77	82.29	2.65
Americas Region	11.11	2.70	29.99	0.96	141.28	1.03	146.01	4.69	152.40	1.15	176.00	5.66
Argentina	4.19	2.04	8.54	0.27	8.12	2.08	16.88	0.54	12.31	2.07	25.42	0.82
Cerro Vanguardia (92.5 percent)(1)(3)(10)	4.19	2.04	8.54	0.27	8.12	2.08	16.88	0.54	12.31	2.07	25.42	0.82
Brazil	6.93	3.10	21.45	0.69	13.15	3.67	48.29	1.55	20.07	3.47	69.74	2.24
AGA Mineração - Corrego do Sitio(10)	1.10	1.99	2.18	0.07	3.36	2.85	9.57	0.31	4.46	2.63	11.75	0.38
AGA Mineração - Cuiabá(4)(10)	2.08	4.65	9.67	0.31	5.80	4.70	27.29	0.88	7.89	4.69	36.97	1.19
AGA Mineração - Lamego(4)(10)	0.46	2.55	1.17	0.04	0.90	2.92	2.63	0.08	1.36	2.80	3.79	0.12
Serra Grande(10)	3.29	2.56	8.44	0.27	3.08	2.85	8.79	0.28	6.37	2.70	17.23	0.55
Colombia	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
Gramalote (50 percent)(1)(7)(8)	—	—	—	—	—	—	—	—	—	—	—	—
Quebradona(3)(9)	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
Australasia Region	26.41	1.46	38.43	1.24	25.31	2.13	54.04	1.74	51.73	1.79	92.47	2.97
Sunrise Dam(10)	12.18	1.50	18.30	0.59	9.40	2.38	22.34	0.72	21.58	1.88	40.64	1.31
Tropicana (70 percent)(1)(10)	14.24	1.41	20.14	0.65	15.91	1.99	31.70	1.02	30.15	1.72	51.84	1.67
AngloGold Ashanti Total	78.86	2.22	174.97	5.63	350.28	2.00	699.34	22.48	429.14	2.04	874.31	28.11

Rounding off numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise) referred to in the Technical Report Summaries filed as Exhibits to the Form 20-F. The net difference between the Mineral Reserves at the end of the last completed fiscal year and the preceding fiscal year will be detailed in the Individual Property Disclosure Section. (1) Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2) Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(3) The Mineral Reserve contains 20.5Moz of silver for Cerro Vanguardia and 28.1Moz of silver for Quebradona to be recovered as a by-product.
(4) The Mineral Reserve contains 0.43 million tonnes of sulphur to be recovered as a by-product for AGA Mineração - Cuiabá and Lamego.

(5) AngloGold Ashanti has recognised that in preparing this report, the Qualified Persons have, relied on information provided by Barrick. (6) Operated by Barrick. (7) Managed by B2Gold Corp. (8) At Gramalote, AngloGold Ashanti is currently incorporating additional drilling into a revised model and have not reached agreement with the joint operation partner and thus no Mineral Reserve will be published. Current stage of the property is at exploration stage. (9) Property currently in a development stage. (10) Property currently in a production stage.

Table 2b to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) - Summary Mineral Reserve for copper at the end of the Fiscal Year ended 31 December 2021 based on $2.90/lb, unless otherwise stated.

Mineral Reserve	Proven				Probable				Total Mineral Reserve
Copper	Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper
as at 31 December 2021	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Americas Region	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Colombia	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Quebradona(2)(3)	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti Total	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250

Rounding off numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise) referred to in the Technical Report Summaries filed as Exhibits to the Form 20-F. The net difference between the Mineral Reserves at the end of the last completed fiscal year and the preceding fiscal year will be detailed in the Individual Property Disclosure Section. (1) Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(2) The Mineral Reserve contains 28.1Moz of silver to be recovered as a by-product. (3) Property currently in a development stage.

BY-PRODUCTS
Several by-products will be recovered as a result of processing of the gold Mineral Reserve and copper Mineral Reserve. These include 0.43Mt of sulphur from Brazil, 20.5Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.

CORPORATE GOVERNANCE
AngloGold Ashanti has an established Mineral Resource and Mineral Reserve Steering Committee (“RRSC”), which is responsible for setting and overseeing the Company’s Mineral Resource and Mineral Reserve governance framework and for ensuring that it meets the Company’s goals and objectives while complying with all relevant regulatory codes. Its membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.

The Audit and Risk Committee as well as the Investment Committee of the Company’s Board of Directors (“Board”), review the Mineral Resource and Mineral Reserve and make a recommendation to the Board, which provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates.

The Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Reserve and Mineral Resource estimates. In 2021, the following operations were subject to an external review in line with the policy that each operation/project will be reviewed by an independent third party on average once every three years:

•    Mineral Resource and Mineral Reserve at Iduapriem
•    Mineral Resource and Mineral Reserve at Obuasi
•    Mineral Resource and Mineral Reserve at Kibali
•    Mineral Resource and Mineral Reserve at Serra Grande
•    Mineral Resource and Mineral Reserve at Sunrise Dam
•    Mineral Resource and Mineral Reserve at Tropicana

The external reviews of the Mineral Resource and Mineral Reserve were conducted by SRK Consulting for the properties operated by AngloGold Ashanti and no material risks were identified in any of the audit reports. In the case of Kibali an independent technical review of the annual Mineral Resource and Mineral Reserve estimates was undertaken by RSC Mining and Mineral Exploration on behalf of the managing partner Barrick Gold Corporation (“Barrick”) and identified no significant flaws.

In addition, numerous internal Mineral Resource and Mineral Reserve process reviews were completed by suitably Qualified Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Mineral Reserve governance framework is underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (“RCubed”) for the compilation and authorisation of Mineral Resource and Mineral Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Mineral Reserve that supports various regulatory reporting requirements, including the SEC under Regulation S-K 1300 and the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Qualified Persons at the operations to the Company’s RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, so that the Company can determine whether the appropriate risk management and mitigation plans are in place.

Where technical experts involved in the estimation of Mineral Resource or Mineral Reserve feel that their technical advice has been ignored and may represent a risk to the Mineral Resource or Mineral Reserve to be published, they are obliged to inform the Mineral Resource and Mineral Reserve Steering Committee in writing. AngloGold Ashanti’s Whistle Blowing Policy and links can be found at https://www.anglogoldashanti.com/sustainability/governance/ethics/ and can also be used if the person deems they will be compromised in the process.

QUALIFIED PERSONS
The information in this report relating to Exploration Results, Mineral Resource and Mineral Reserve is based on information compiled by or under the supervision of the Qualified Persons as defined in the Regulation S-K 1300. All Qualified Persons are employed by AngloGold Ashanti and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and relevant to the activity which they are undertaking. AngloGold Ashanti has recognised that in preparing this report with respect to Kibali, the Qualified Persons have relied on information provided by Barrick. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Qualified Person and all the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Qualified Persons have provided consent to the inclusion of Exploration Results, Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears as well as the public filing and use of the Technical Report Summary for each respective mining property filed as exhibits to the Form 20-F.

Accordingly, the Chairman of the Mineral Resource and Mineral Reserve Steering Committee, Mr. VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti and is satisfied that the Qualified Persons have fulfilled their responsibilities. Mr. VA Chamberlain has 34 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa. Mr. VA Chamberlain consents to the inclusion of Exploration Results, Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears filed as an Exhibit to the Form 20-F.

For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit to this annual report on Form 20-F.

THE FOLLOWING SHOULD BE NOTED IN RESPECT OF THE ANNUAL REPORT ON FORM 20F:
•All figures are expressed on an attributable basis unless otherwise indicated
•All disclosure of Mineral Resource is exclusive of Mineral Reserve
•Unless otherwise stated, $ or dollar refers to United States dollars
•Group and Company are used interchangeably
•Mine, operation, business unit and property are used interchangeably
•Rounding off numbers may result in computational discrepancies
•To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, content for gold to two decimals and copper content with no decimals
•Metric tonnes (t) are used throughout this report and all ounces are Troy ounces
•Abbreviations used in this report: gold– Au, copper – Cu, silver – Ag, Sulphur – S, molybdenum – Mo
•Internal controls are discussed in the Mineral Resource and Mineral Reserve Summary Disclosure section under Corporate Governance as well as the Mineral Resource and Mineral Reserve Internal Controls Disclosure section below
•Maps presented in the Individual Property Disclosure section in Item 4D show infrastructure, licences and coordinates of the mine, as represented by the plant (or stated otherwise), depicted on the map. The reference co-ordinate system used for the location of properties as well as infrastructure and licences maps / plans is latitude longitude geographic co-ordinates in various formats, or relevant Universal Transverse Mercator (“UTM”) projection.

Refer to the Mining Terms for terminology and definitions used in Mineral Resource and Mineral Reserve reporting under Regulation S-K 1300. In addition note the following:

Although the term Mineral Reserve is used throughout Regulation S-K 1300 and this document. AngloGold Ashanti uses Ore Reserve in its internal reporting.

The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the Inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. The Exclusive Mineral Resource consists of the following components:
•Inferred Mineral Resource, including that within the Mineral Reserve design or stope shape;
•Mineral Resource that sits above the Mineral Resource cut-off grade but below the Mineral Reserve cut-off grade that resides within the defined Mineral Reserve volume;
•Mineral Resource that lies between the life of mine (“LOM”) pit shell or mine design and the Mineral Resource pit shell/mine design (this material will become economic if the gold price increases);

•Mineral Resource where the technical studies to engineer a Mineral Reserve have not yet been completed.

All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for economic extraction, regardless of the classification of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for eventual economic extraction are not included in a Mineral Resource. The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.

The geological models are based on combinations of core and/or chip logging, mapping, geophysics, geochemistry and geological understanding and have been developed for each deposit. Most of our deposits have been the subject of research by third party specialists in the relevant class of gold deposit.

The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits and shallow underground mines use kriging with post processing by Uniform Conditioning (“UC”) or Localised Uniform Conditioning (“LUC”) to generate a recoverable Mineral Resource model where appropriate.

In order to comply with the economic requirement of the definition of Mineral Resource, all our Mineral Resource is constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Mineral Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off grade. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral Resource unless it is potentially mineable from underground.

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Mineral Reserve. In interpreting the Mineral Resource it is critical to factor in the following:
•That there is a reasonable expectation of economic extraction
•The Mineral Resource is quoted in situ and has not been corrected for dilution, mining losses or recovery
•Many of the areas lying in the Exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the company has intent to mine these areas

The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have been completed but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

In order to reduce the risk AngloGold Ashanti limits the use of Inferred Mineral Resource in its Mineral Reserve estimation process but the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve. For more information, see the Technical Report Summary for each Property filed as an Exhibit of this annual report on Form 20-F.

AngloGold Ashanti requires that the Mineral Reserve that is an outcome of this process is generated at a minimum of a Prefeasibility Study (“PFS”) level.

MINERAL RESOURCE AND MINERAL RESERVE INTERNAL CONTROLS DISCLOSURE

AngloGold Ashanti has a tiered internal review process whereby newly issued Mineral Resource and Mineral Reserve are reviewed at a regional level prior to publication. Selected Corporate reviews happen post that process. Each mine has an external Mineral Resource and Mineral Reserve audit on a three-year rolling basis, and issues raised in these audits are addressed by a formal audit reply from each mine on which the progress is tracked.

AngloGold Ashanti’s Mineral Reserve is an outcome of the Company’s Business Planning process which runs annually. This process operates within a comprehensive framework where all inputs, including costs and capital requirements, are generated by the operation, and reviewed at a regional and corporate level within the Company, thereby providing confidence in the estimates.

A group wide Mineral Resource to production reconciliation system is also in place whereby the Mineral Resource mined each month is reconciled all the way to the produced gold doré. Oversight for this is handled at the group level. A comprehensive sample and assay QAQC process is in place and our laboratories are inspected frequently by onsite teams and on an on-needs basis by the Group sampling specialist.

MINERAL RESOURCE AND MINERAL RESERVE INDIVIDUAL PROPERTY DISCLOSURE
For more information about AngloGold Ashanti’s mines, including a summary of the company’s mining rights and licences refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”. For detailed information about AngloGold Ashanti’s mines, including the mining rights and licences refer to the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

AngloGold Ashanti have examined material properties with the following key considerations and have decided to report all of its operations in the Individual Property Disclosure for 2021 based on the following:
•First time reporting;
•The consideration of both quantitative and qualitative factors, assessed in the context of the registrant’s overall business and financial condition;
•Aggregate mining operations on all of its mining properties (regardless of the stage of the mining property, and size or type of commodity produced); and
•Include, for each property (as applicable), all related activities from exploration through extraction.

AngloGold Ashanti’s operating mines are all accessible by road, although for some, personnel access is better achieved by air.

Our exploration programmes are based on consistent standards and processes across the AngloGold Ashanti portfolio and are guided by peer review. Part of AngloGold Ashanti investment strategy is focused on exploration drilling and Mineral Reserve development to grow the Mineral Resource and by converting these, we allow for expansion of the Mineral Reserve. The process involves identifying the best group of drill targets and prioritising those that have the highest potential for success to be advanced first. Greenfields exploration aims to discover large, high-value Mineral Resource, which will eventually lead to the development of new gold mines. Brownfields exploration focuses on delivering value through accretive additions to the Mineral at existing mines as well as new discoveries in defined areas around operations.

This report is not being submitted in support of the disclosure of exploration results and therefore no disclosure of drilling or sample results is provided. AngloGold Ashanti has elected not to provide drilling results for its operating mines as drilling at our Brownfields operations is generally to provide incremental additions, or conversions to already reported Mineral Resource and therefore they are not seen as material. While drilling at our Brownfields operations increases confidence in our Mineral Resource as well as adds LOM extensions, the incremental additions that occur on a yearly basis are not material to that operation or the company as a whole. In cases where the drilling projects are supporting a non-sustaining addition, these projects are commented on. In our major greenfields projects if any single drill result is considered material and may change the reported Mineral Resource significantly then it is reported.

AFRICA
AngloGold Ashanti has five mining operations within the Africa region:
•Kibali in the DRC, a joint venture (“JV”) with Barrick and Société Minère de Kilo-Moto (“SOKIMO”), the state-owned gold mining company
•Iduapriem in Ghana
•Obuasi in Ghana, currently in a redevelopment phase
•Siguiri in Guinea, with AngloGold Ashanti holding 85% ownership, and the remaining 15% owned by the government of Guinea
•Geita in Tanzania

Mining is from both open pit and underground, with Obuasi being an underground mine, Iduapriem and Siguiri being open pit mines, and Kibali and Geita being a combination of open pit and underground mines.

DRC
Kibali, one of the largest gold mines in Africa, is situated in the DRC, adjacent to the town of Doko and 210km from Arua on the Ugandan border. Kibali is co-owned by AngloGold Ashanti (45%), Barrick (45%) following its merger with Randgold Resources Limited (“Randgold”), and SOKIMO (10%), a state-owned gold mining company. SOKIMO is wholly owned by the DRC government with the shareholding held by the Minister of Portfolio of the DRC.

The consolidated lease is made up of ten mining concessions. The metallurgical plant comprises a twin-circuit sulphide and oxide plant with conventional carbon-in-leach (“CIL”), including gravity recovery as well as a float and ultra-fine grind circuit. Barrick operates the mine which comprises both open pit and underground operations.

KIBALI

Property description
Kibali is a gold mining, milling and exploration project. Operations currently focus on open pit and underground mining. Development of the underground mine commenced in 2013 and production of the underground ramped up to 3.8Mt in 2021. Initial production was via a twin decline from surface. From 2018 onwards, the majority of ore was hoisted up the shaft. The decline is used to haul some of the shallower zones and to supplement shaft haulage.

Kibali is owned by Kibali Goldmines SA which is a joint venture company between Barrick (45%), AngloGold Ashanti (45%) and SOKIMO (10%).

The mine was originally developed and operated by Randgold. Since Randgold and Barrick merged in 2019, Barrick is now the operator at Kibali for both exploration and mining. Kibali is currently a production stage property.

Location
Kibali is located in the northeastern part of the DRC near the international borders with Uganda and South Sudan. The mine is located adjacent to the village of Doko, which is located to the west of the lease area. Kibali is approximately 210km by road from Arua and immediately north of the district capital of Watsa. The operational area falls within the administrative territory of Watsa in Haut-Uélé province.

Geology
The gold deposits at Kibali are largely hosted in siliciclastic rocks, banded iron formations (“BIFs”), and cherts that were metamorphosed under greenschist facies conditions, situated along a curvilinear zone 20 km long and up to one km in width, known as the KZ Structure. Gold mineralisation is concentrated in gently NE to NNE-plunging fold axes whose orientations are generally parallel with a prominent lineation in the mineralised rocks. The mineralised deposits of the Kibali district are associated with halos of quartz, ankerite, and sericite (ACSA-A) alteration that extend for tens to hundreds of metres into the adjacent rocks. Areas of economic mineralisation are defined where the project scale ACSA-A alteration is locally overprinted by the ankerite-siderite, pyrite alteration assemblage (ACSA-B) that hosts the gold mineralisation. The gold-bearing sulphides consist of disseminated pyrite, minor pyrrhotite, and arsenopyrite. The auriferous pyrite occurs as both salt and pepper disseminated fine grains and bleb-like clusters of disseminated grains.

History
On 15 October 2009, AngloGold Ashanti acquired a 50% indirect interest in Moto Goldmines Limited through a JV with Randgold, with Moto holding a 70% stake in Kibali and the balance (30%) being held by the DRC parastatal, SOKIMO. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90%, while SOKIMO retained a 10% holding. On 2 January 2019, Randgold merged with Barrick, and the JV is now with the combined company, trading as Barrick.

The first gold was poured in September 2013 from the open pit operations and development of the underground mine commenced in the same year. First underground ore from development was also mined in 2013 and stoping began in 2015. Initial production was truck hauled by a twin decline to surface. In 2017, the haulage shaft (740m deep) and materials handling system were commissioned.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Democratic Republic of the Congo (DRC)—AngloGold Ashanti’s rights and permits”.

Mining method
The operation comprises both open pit and underground mining. The open pit mining is carried out using conventional drill, blast, load and haul surface mining methods. The mining is conducted by a contractor, Kibali Mining Services, a local subsidiary of DTP Terrassement, using either free-dig or drill and blast.

For the underground operation, longitudinal, transverse primary or secondary stoping and advancing face stoping methods with paste backfill are used as the mining methods.

Operational infrastructure
Infrastructure in the DRC is generally poor as a result of limited investment in maintenance, upgrades and extensions of the road networks established during colonial times. The mine site is located within 160km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania. Surface infrastructure associated with the overall Kibali operation includes a processing plant, tailings storage facility (TSF), camp, airstrip, workshops and offices. Power to the mine is self-generated by a combination of hydroelectric and diesel generators.

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, buildings & mine infrastructure, mining assets, mineral rights and dumps, decommissioning assets, capitalised exploration costs and deferred stripping had a carrying value of $981m (reported as attributable - 45% owned by AngloGold Ashanti).

Mineral processing
The current processing plant can treat both oxide and fresh sulphide material and uses flotation with ultra-fine grind of the flotation concentrate, a treatment that is required for the sulphide ore type before leaching. Kibali has a processing operation capable of producing an average of 600koz of gold per annum designed to treat 7.2Mtpa but ongoing improvements have achieved performance beyond the design capacity successfully since 2017.

Qualified Persons

Kibali	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Richard Peattie	AusIMM	301029	25 years	MPhil Mineral Resource Evaluation (University of Queensland)
Mineral Reserve	Romulo Sanhueza	AusIMM	211794	24 years	BSc Eng (Mining)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Kibali at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Kibali	Unit	Open Pit
Costs
Waste cost	$/tonne mined	2.92-3.09(1)
Extra Ore Cost – Grade Control + Ore – Rehandle + Overhaul	$/tonne mined	1.27
Grade Control cost	$/tonne mined	0.75
Dilution	%	10
Ore Loss	%	3
Processing cost	$/tonne milled	15.04-17.85(1)
G&A	$/tonne milled	8.47
Other Parameters

Gold Royalties (4.7%)	$/oz	70.50
Metallurgical Recovery Factor	%MetRF	86.1-90.1(1)
Mineral Resource cut-off grade	g/t	0.6-0.7(1)
Mineral Resource price	$/oz	1,500
(1) Vary according to rock type

Kibali	Unit	Underground
Costs
Mine Production	$/tonne ore mined	36.17
Capital	$/tonne ore mined	3.97
G&A	$/tonne ore milled	8.47
Processing cost	$/tonne ore milled	17.85
Other Parameters
Gold Royalties (4.7%)	$/oz	70.50
Mining cut-off grade	g/t	1.62
Mineral Resource price	$/oz	1,500
Metallurgical Recovery Factor	%MetRF	90

Estimation
Mineral Resource estimation is undertaken by Barrick in-house Qualified Persons or by approved external consultants. The results of both diamond drilling (“DD”) and reverse circulation (“RC”) drilling are used in the estimation process. 3D mineralised envelopes are established using grade and geology, and these are then statistically verified to confirm their validity for use in grade estimation. Appropriate domaining of homogeneous zones is conducted whereby high-grade central core areas are modelled separately from the lower-grade surrounding halos. Volumes are filled with block model cells and interpolated for density, rock type and grade, the latter using ordinary kriging. Grade top cuts and restricted searches are applied to drill hole data to prevent the spread of high-grades during the estimation process. Drill hole spacing is used to guide the Mineral Resource classification. The open pit Mineral Resource is quoted within a limiting shell. The underground Mineral Resource is constrained by the application of optimised mineable Mineral Resource shapes, which applies reasonable mineability constraints including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Kibali at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz.

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Kibali
Category	Proven	Probable	Total
Previous Year	1.272	2.974	4.247
Depletion	(0.410)	—	(0.410)
Exploration	0.852	(0.485)	0.367
Methodology	—	—	—
Price	0.039	0.105	0.144
Cost	—	—	—
Geotechnical	0.002	—	0.002
Metallurgical	—	—	—
Operational	—	—	—
Acquisition / Disposal	—	—	—
Other	(0.018)	—	(0.018)

Current Year	1.737	2.595	4.331
Net Difference	0.464	(0.380)	0.085
% Difference	36	(13)	2

The increase in Mineral Reserve was primarily as a result of the conversion of the 3000 and 9000 lode extensions in the KCD underground and the addition of the Oere pit and growth in the Pamao due to exploration successes. The price used for pit optimisation at Pakaka and Gorumbwa also changed from $1,000/oz to $1,200/oz which contributed to the increase seen.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Kibali
Primary Commodity Price	$/oz	1,200
Cut-off grade	g/t	1.5(2); 1.76(4); 2.02(3)
Stoping width	cm	2990(3)
Dilution	%	4.7(3); 10(2)
Mining Recovery Factor	%MRF based on tonnes	91.6(3); 97(2)
Mine Call Factor	%MCF	97
Metallurgical Recovery Factor	%MetRF	89-90(1)
(1) Vary according to rock type (2) Open pit (3) Underground (4) Stockpile

Estimation
The open pit Mineral Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, operating factors, stripping ratio, relevant cut-off grades and modifying factors for reporting the Mineral Reserve. An open pit underground interface was set at 5,685 metres relative level (“mRL”) between the KCD open pit and underground mine.

A cut-off grade analysis at $1,200/oz was used to determine a cut-off grade of 2.02g/t for the underground mine. Longitudinal and transverse longhole open stoping methods with paste backfill are the current preferred mining methods. Underground stope designs were updated from the previously reported Mineral Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backfill dilution and ore loss were applied to obtain the reported Mineral Reserve.

Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali Feasibility Study (“FS”) and have been updated as the project has developed.

Conclusion
There are no known significant risks or uncertainties that will impact the Mineral Resource and Mineral Reserve estimates.

An independent external review of the Mineral Resource and Mineral Reserve was undertaken in 2021 by RSC Mining and Mineral Exploration on behalf of the managing partner Barrick and found no significant flaws.

Map showing Kibali planned infrastructure and licences
Map showing Kibali infrastructure and licences, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

to Doko
Ikamva
Kalimva
Mofu
Mengu Hill
Mengu
Sayi
Megi
Marakeke
Pamao
Gimbia
Pakaka
Ndala
Aerodrome
mine village
Kombokolo
Gorumbwa
KCD
Sessenge
KCD portal and shaft
Memekazi
Mandungu
Plant centroid co-ordinates
3°6'50"N, 29°35'31"E
0 1 2 3 Km
N
Insert: Total Mining Lease area
0 10 20 Km
Licences
Mining
Mine Infrastructure
Pits
Plant
Stockpiles
TSF
Waste Dumps
Underground access
Planned Infrastructure
Pits
Waste Dumps
Settlements
Villages
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area

GHANA
AngloGold Ashanti has two mines in Ghana. Obuasi and Iduapriem are both wholly owned and operated by AngloGold Ashanti.

Obuasi, currently in a redevelopment phase, is an underground mine operating at depths of up to 1,500m with a continuous history of mining dating back to the 1890s and Iduapriem, an open pit mine.

Obuasi is located in the Ashanti region of southern Ghana, approximately 60km south of Kumasi. Mining was temporarily suspended at the end of 2014 while a series of economic studies progressed. Obuasi underground development restarted in the first half of 2019, with the first gold produced in December 2019. The operations' ramp up to 4,000tpd of ore tonnes mined was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021.

Iduapriem is located in western Ghana, some 85km from the coast and south of Obuasi, near the town of Tarkwa.

IDUAPRIEM

Property description
Iduapriem is owned and operated by AngloGold Ashanti (Iduapriem) Limited, a company registered in Ghana. This is ultimately held by AngloGold Ashanti (Ghana) Limited (“AAGL”) which also operates the Obuasi Mine, and is also registered in Ghana. AAGL through successive hierarchal holdings is 100% held by the AngloGold Ashanti parent company. It is a multiple open pit operation that currently sources ore from the Block 3W, Ajopa, and Blocks 7 and 8 pits. More recently the Block 5 pit was re-instated in the mining plan. The property is currently in a production stage.

Location
The mine is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. Iduapriem Mine is bordered to the north by Gold Fields Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited (a manganese mine in existence since the 1920s).

Geology
Iduapriem is located within the Tarkwaian Group which forms part of the West African Craton that is covered to a large extent by metavolcanics and metasediments of the Birimian Supergroup. In Ghana, the Birimian terrane consists of northeast-southwest trending volcanic belts separated by basins, and the Tarkwaian Group was deposited in these basins as shallow water deltaic sediments. The Tarkwaian lithologies are considered to represent the erosion products that accumulated following uplift and deformation of the underlying Birimian rocks during the Eburnean orogeny. The basins (grabens) are believed to have formed as a result of rifting, preferentially in the central parts of the Birimian volcanic belts. The Tarkwaian Group consists of a thick sequence of clastic metasedimentary rocks that have undergone low-grade regional metamorphism.

There are four recognised conglomerate reefs namely A, B, C, and D which are equivalent to the Tarkwaian Sub-basal, Basal (or Main), Middle (or West), and Breccia Reefs respectively. The B and C reefs are oligomictic, and consist of well-sorted conglomerates and was mined underground in some areas more than a century ago. The A and D reefs have a lower gold tenor and are polymictic containing both well-rounded and angular fragments. Gold is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit - more pebbles present suggests more gold. The gold is fine-grained, particulate, and free-milling (i.e. not locked up with quartz or iron oxides). Mineralogical studies indicate that the grain size of native gold particles ranges between 2 and 500 microns (0.002 to 0.5mm) and averages 130 microns (0.13mm). The thickness of the main mineralised B and C reefs are approximately 15m and 6m respectively. The mineralised sequence dips at angles varying from steep and sub-vertical, at Blocks 1 and 2, to steep (70° to 80° north dipping) towards Block 3 East. The dip continues to be shallower at Block 3 West (50°), through Blocks 4 and 5 (45°) to become 35° at Block 7 South and 30° at Block 8. At Ajopa, the average dip is 50° to 60°. At Block 7 and 8, the western limb of the syncline extends over 4km on the property, with the eastern limb reaching the surface just beyond the eastern boundary of the concession. The western and the eastern limbs outcrop about 4km apart with the mineralised horizons buried some 400m below the surface at the centre of the syncline.

History
A FS was completed in 1990 and in October 1991, the then owners, Golden Shamrock Limited (“Golden Shamrock”) began construction of a 1.36Mtpa semi-autogenous milling circuit and carbon-in-pulp (“CIP”) plant. Mining commenced in August 1992 with the first gold pour achieved in September of that year. Golden Shamrock was acquired by Ashanti Goldfields Company Limited (“Ashanti”) in 1996. In 2000, a portion of the non-operational Teberebie Goldfields Limited company (a subsidiary of Pioneer Goldfields Limited) was purchased resulting in an increased Mineral Reserve and LOM. In 2002, Ashanti upgraded the plant capacity to 4Mtpa, and in 2004 AngloGold merged with Ashanti to become AngloGold Ashanti. In 2009 the plant capacity was further extended to the current 5.2Mtpa. The Iduapriem heap leach started in 1996 and continued until 2006 when the low-grade oxide material was depleted. Teberebie Goldfields had started heap leaching from the onset in 1992. After the acquisition, Ashanti continued the Teberebie heap leach, but it was closed down in 2006 when low-grade oxide was depleted.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Ghana—AngloGold Ashanti’s rights and permits”.

Mining method
Iduapriem Mine is an open pit mine which makes use of the mining contractor, AMAX Mining Services. It uses conventional drill and blast, with truck and excavator load and haul.

Operational infrastructure
Surface infrastructure associated with Iduapriem’s operation includes a primary crusher, overland conveyor, CIL processing plant next to the main office building, a TSF and four camp areas for contractors and company employees. Tarkwa town is also adjacent to the tenement. Power is supplied to the mine by the Volta River Authority and Ghana Grid Company Limited (“GRIDCo”).

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, buildings & mine infrastructure, mining assets, capitalised exploration costs, decommissioning assets, assets under construction and deferred stripping had a carrying value of $273m.

Mineral processing
The current processing plant treats free-milling material from open-cast mining, by a conventional crush with a semi-autogenous ball milling circuit and cyanide leach. Iduapriem operates a two-stage crushing circuit consisting of a 54-75 primary gyratory crusher and two GP550 gyratory crushers for secondary crushing. The Iduapriem treatment plant has two semi-autogeneous grinding mills (“SAG mills”) and two ball mills which run in two parallel circuits, each with a SAG mill and a ball mill.

Qualified Persons

Iduapriem	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Charles Kusi-Manu	AusIMM	205238	31 years	Dip (Geological Engineering), MSc, MBA, Postgraduate Certificate (Geostatistics)
Mineral Reserve	Mashudu Justice Davhana	ECSA	20090050	21 years	BSc Hons (Mining Engineering)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource:
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Iduapriem at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Iduapriem	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	1.96-2.41(1)
Waste mining cost	$/tonne mined	1.96-2.41(1)
Processing cost	$/tonne treated	15.24
G&A	$/tonne treated	6.75
Other Parameters
Metallurgical Recovery Factor	%MetRF	95.85
Slope angles	degree	38-62.5(1)
Mineral Resource cut-off grade	g/t	0.45-0.50(1)
Mineral Resource price	$/oz	1,500
(1) Vary according to area

Estimation
The geological model for each orebody comprises 3D wireframes of the faults and of the various conglomerate reefs that host the gold mineralisation. In some cases, late barren dolerite intrusions are also modeled as 3D wireframes. The interpretations are completed using geological mapping and drill hole grades, lithology logs and structural measurements.

The drill samples are composited to 1m intervals honouring the geological boundaries, as 1m is the prevailing length of sampling. Grade capping is applied to control the influence of extreme values within the reefs. The capping is kept to a minimum, generally not exceeding 0.5% of the samples within each estimation domain. The various sub-units within the conglomerate reefs are treated as separate estimation domains. Semi-variograms are modelled from the composited samples of each estimation domain. The grade estimation is done by ordinary kriging. The estimation panel block sizes for ordinary kriging are between 20 x 20 x 24m to 25 x 25 x 24m to optimally suit the sampling grid used in the delineation of the Indicated Mineral Resource. Sub-celling of 2.5 x 2.5 x 1m to 2.5 x 2.5 x 3m is used to ensure the geological model is captured in the block model with sufficient resolution. Search parameters are optimised for each domain to ensure robust estimates, with particular attention paid to the reduction of negative kriging weights, and improvement in the slope of regression and kriging efficiency. The maximum distance of extrapolation does not exceed half of the variogram range for each estimation domain.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Iduapriem at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz.

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Iduapriem
Category	Proven	Probable	Total
Previous Year	0.287	1.620	1.907
Depletion	(0.085)	(0.131)	(0.216)
Exploration	—	0.216	0.216
Methodology	(0.162)	—	(0.162)
Price	—	—	—
Cost	—	0.708	0.708
Geotechnical	—	—	—
Metallurgical	—	—	—
Operational	0.007	0.137	0.144
Acquisition / Disposal	—	—	—

Other	—	—	—
Current Year	0.047	2.550	2.597
Net Difference	(0.240)	0.930	0.690
% Difference	(84)	57	36

The net increase is primarily due to the decrease in costs resulting from signing a new mining contract and operational changes.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Iduapriem
Primary Commodity Price	$/oz	1200
Cut-off grade	g/t	0.6-0.8(3); 0.8-0.85(2)
Resource Modification Factor	%RMF based on tonnes	100
Resource Modification Factor	%RMF based on g/t	100
Mining Recovery Factor	%MRF based on tonnes	94-100(1)
Mining Recovery Factor	%MRF based on g/t	96-100(1)
Mine Call Factor	%MCF	100
Metallurgical Recovery Factor	%MetRF	93(3)-95.85(2)
(1) Vary according to area (2) Open pit (3) Stockpile

Estimation
The 3D Mineral Resource models are used as the basis for the Mineral Reserve. An ore envelope is developed using the Mineral Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is utilised and incorporates mining extraction losses and dilution factors.

The Mineral Reserve is estimated within mine designs, using modifying factors based on actual mining and detailed analysis of cut-off grade, geotechnical, environmental, productivity considerations and the requirements of the mining fleet. The upper portions of the Ajopa deposit have been discounted for the estimated depletion by artisanal miners. This discount factor has been derived from observation and estimates based on the Mineral Resource model.

Conclusion
Power reliability, slope or high wall stability (rockfall potential), and inrush or inundation (flooding of pits, TSFs, and infrastructure) are considered potential risks or uncertainties in the Mineral Resource and Mineral Reserve estimate. Mitigation plans are in place to manage these risks.

An independent external Mineral Resource and Mineral Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output.

Map showing Iduapriem planned infrastructure and licences: Map showing the location, infrastructure and mining license area for Iduapriem. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

to Aniantintem
Insert: Total Mining Lease area
0
2
4 Km
Licences
Mining
Mine Infrastructure
Pits
Plant
ROM Pad
Crusher
Stockpiles
Leach Pad
TSF
Waste Dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N
Ajopa
Pepesa
Badukrom
Wangarakrom
Tarkwa
Efuanta
Teberebie
Block 7&8
Tamso
Block 5
Mile 8
Mile 7
Block 4
Block 3 west
Akwemim
Plant centroid co-ordinates
5°14'44"N, 2°02'38"W
0
1
2
3
Km
to Adiawso

OBUASI

Property description
Obuasi, currently in a redevelopment phase, is owned and operated by AngloGold Ashanti and is a development stage property. All required mineral rights to the property are held by the company. The mine is an underground operation, and it has been in operation since 1897 (more than 120 years). It has been owned and operated by AngloGold Ashanti since 2004.

Location
Obuasi Gold Mine is located in the municipality of Obuasi, in the Ashanti region of Ghana, about 240km northwest of the capital Accra and 60km south of Kumasi.

Geology
Geologically, Obuasi is in the Ashanti belt on the eastern margin of the Pre-Cambrian West African craton. This craton consists of Lower Proterozoic volcanic and flysch sediments which make up the Birimian system, overlain in part by the molasse sediments of the Middle Proterozoic Tarkwaian. The Ashanti belt is the most prominent of the five Birimian Supergroup gold belts found in Ghana.

Gold mineralisation is associated with, and occurs within, graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly folded Upper Birimian schists, phyllites, metagreywackes and tuffs, along the eastern limb of the Kumasi anticlinorium.

Two main ore types are present, namely quartz vein and sulphide ore. The quartz vein type consists mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. This ore type is generally nonrefractory. The sulphide ore type is characterised by the inclusion of gold in the crystal structure of arsenopyrite minerals. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. The sulphide ore is generally refractory.

History
Obuasi has a long mining history dating back to 1897. It has been owned and operated by various operators during this time. The current operator became involved in 2004 following the merger of the former AngloGold Limited of South Africa and the Ashanti Goldfields Company Limited of Ghana. However, for several years leading up to 2014, the mine began to struggle due to ailing infrastructure and outdated methodologies. It was realised that significant rationalisation and/or replacement of current infrastructure would be necessary to enable the delivery of better utilisation and productivity metrics.

In 2014, a FS commenced that considered the optimum mining methodology and schedules for the underground mine, based on modern mechanised mining methods and refurbishment of underground, surface and process plant infrastructure. During this time, Obuasi operated in a limited operating phase with underground activities essentially restricted to continued development of the Obuasi deeps decline and underground infill drilling. The limited operating phase was brought to a halt after an incursion by illegal miners on Obuasi's concession in February 2016 at which point the mine was placed under care and maintenance. The study however continued and in 2017, a favorable FS was completed and indicated a strong technical and economical case with an anticipated 20-year mine life. In 2018 approval was received from the AngloGold Ashanti board and the government of Ghana to proceed with the project. The redevelopment project kicked off in 2019.

The operations' ramp up to 4,000tpd of ore tonnes mined was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Ghana—AngloGold Ashanti’s rights and permits”.

Mining method
Obuasi is an underground operation utilising both vertical shafts and declines as main access routes to the underground workings. The mine has seen extensive historical mining activities with varying applications of different mining methods to date. The current LOM design employs mostly the Long Hole Open Stoping (“LHOS”) mining method for ore extraction. LHOS is a highly selective and productive method of mining that can be employed for orebody of varying thicknesses and dips. The three main distinct variations of the LHOS used at Obuasi are Longitudinal Retreat Stoping (“LRS”), Longitudinal Open Stoping (“LOS”) and Transverse Open Stoping (“TOS”). The Blind Upper Stoping (“BUS”) is a form of LRS or TOS used for partial sill pillar recovery.

Operational infrastructure
Existing infrastructure includes a 2.2Mtpa processing plant with flotation and bacterial oxidation (“BIOX”), underground development, hoisting shafts and associated infrastructure, emergency standby power and water reticulation, office complexes, workshops and company housing estates. Power is supplied to the mine by the Volta River Authority and GRIDCo.

The Property, Plant, and Equipment as of the end of December 2021 including buildings & mine infrastructure, mining assets, decommissioning assets and assets under construction had a carrying value of $882m.

Mineral processing
The plant is configured for both conventional and flash flotation and BIOX treatment which is required for the refractory sulphide ore. The gravity gold recovery system is also an integrated system with Knelson concentrators and inline leach reactors.

Qualified Persons

Obuasi	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Emmarentia Maritz	SACNASP	118345	18 years	MSc (Mineral Resource Evaluation)
Mineral Reserve	Douglas Atanga	AusIMM	334391	13 years	BSc (Mining Engineering)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Obuasi at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Obuasi	Unit	Underground
Costs
Mining cost	$/tonne mined	59.52-98.01(1)
Processing cost	$/tonne treated	42.06
G&A	$/tonne treated	22.92
Other Parameters
Royalties	%	3.0
MSO optimising cut-off	g/t	3.15-4.0(1)
Mineral Resource cut-off grade	g/t	3.15-4.0(1)
Mineral Resource price	$/oz	1,500
Metallurgical Recovery Factor	%MetRF	87
(1) Vary according to area

Estimation
The estimation technique is ordinary kriging and the primary estimation unit size is 20m by 5m by 15m. This estimation unit size is representative of the underground mining units and is considered appropriate given the style of mineralisation and mining methods. Compositing by length is employed and the influence of extreme grades are restricted by grade capping. Sample spacing is highly variable across the deposit and ranges from 10m by 10m (for grade control areas) up to 200m by 200m (for exploration targets). However, for the Mineral Resource, the maximum extrapolation from data points is 100m. Any areas beyond this, are considered to be upside potential rather than Mineral Resource.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Obuasi at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz.

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Obuasi
Category	Proven	Probable	Total
Previous Year	—	8.733	8.733
Depletion	—	(0.086)	(0.086)
Exploration	—	—	—
Methodology	1.186	0.010	1.196
Price	—	—	—
Cost	—	—	—
Geotechnical	—	—	—
Metallurgical	—	—	—
Operational	—	(1.580)	(1.580)
Acquisition / Disposal	—	—	—
Other	—	—	—
Current Year	1.186	7.078	8.263
Net Difference	1.186	(1.655)	(0.470)
% Difference	100	(19)	(5)

Operational changes were primarily associated with design reviews in historically mined areas to eliminate low confidence stopes resulted in a net decrease. This was offset partially by methodology change due to geological re-interpretation and revision of estimation parameters in Adansi resulting in addition to the Mineral Reserve.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Obuasi
Primary Commodity Price	$/oz	1200
Cut-off grade	g/t	3.82-5.01(1)
Dilution	%	12-17(1)
Mining Recovery Factor	%MRF based on tonnes	95-98(1)
Mining Recovery Factor	%MRF based on g/t	100
Mine Call Factor	%MCF	100
Metallurgical Recovery Factor	%MetRF	87
(1) Vary according to area

Estimation
The Mineral Reserve estimation considers mining criteria for the economic cut-off grade and minimum mining width for the anticipated mining method. All design and scheduling work is undertaken to an applicable level of detail by mine planning engineers in consultation with other technical specialists using Datamine Studio UGTM and Enhanced Production SchedulerTM (“EPS”) software.

The cut-off grade parameters used include projected mining, processing, and general and administrative costs. A Mineral Reserve gold price of $1,200/oz was used. The cut-off grade also considers the metallurgical recovery factor (87% applied for all blocks), mining dilution and recovery, and tonne-kilometer haulage cost from all blocks as well as the fill type.

Stopes are designed using the Datamine Mineable Shape OptimiserTM (“MSO”) Software where the outputs are further optimised by manual edits. The stope shapes are generated at section internals of 15 to 20m based on geotechnical guidance for each block. The MSO allows the class field to be assigned to each stope generated. The mine design is reviewed taking into consideration the updated stope shapes, existing development and future infrastructure need. A LOM plan is generated which considers fleet and infrastructure capacities. All mining blocks are designed for the LHOS mining method. The Obuasi Mineral Reserve is reported from the LOM plan and only includes Measured and Indicated Mineral Resource.

Conclusion
All available, appropriate data has been used for Mineral Resource estimation. This includes historical geological and survey data collected over several decades prior to the merger of AngloGold and Ashanti in 2004. The risk or uncertainty in the estimates associated with the inclusion of the historical geological data has been mitigated by a comprehensive data validation project completed by a team of geologists between 2015 and 2018, which included the re-logging of all available holes below 50 Level. With regards to the historical survey data, given the mine's long history, there is uncertainty in the reliability of some of the previous mining volumes. Certain measures have been taken to lessen this risk including large-scale sterilisations for unreachable or extensively mined areas, or downgrades to the Inferred Mineral Resource category to reflect reduced confidence. However, verification of this historical information is ongoing and there may be additions and subtractions over time as further assessments are made, areas become accessible and more detailed investigations can be undertaken.

An independent external Mineral Resource and Mineral Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output.

Map showing Obuasi planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Obuasi. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

Licences
Mining
Mine Infrastructure
Pits
Plant
TSF
Waste Dumps
Underground Access
Ponds & Dams
Consolidated Operations Footprint
Roads
Main
Secondary
Villages
Airfield
to Kumasi
Amamon
Anyankyerem
Dadwen
Kyekyewere
Pompora TSF
Kokoteasua TSF
Komfokrom
New Dokyiwa
Binsere
Ntonsua
Nyamso
South TSF
Mangoase
Bidiem
Wawasi
ETS
Tutuka
Timber
Adansi
Boete
Biney Estates
CVS
Cote D'or
Nhyiaso
Dankwa
Anyinam
Apitikokoo
KMS
KMVS
ODD
Pond 3
Nyankumaso
Anwona
SVS
KRS
GCS
Odumasi
SNVS
Sansu
Sansu
Sansu
Jimi Dam
Gyabunsu-Sibi
N
Plant centroid co-ordinates
6°10'11"N, 1°41'16"W
0
2
4
6 Km
to Atekyem

GUINEA

Siguiri Gold Mine (“Siguiri”) is AngloGold Ashanti’s only operation in the Republic of Guinea. The mine is 85% owned by AngloGold Ashanti and 15% by the government of Guinea. The mine is a conventional open pit operation situated in the Siguiri district in the northeast of Guinea. It lies about 850km north-northeast of the capital city of Conakry and 109km west of the border with Mali by road.

Gold-bearing ore is mined from several pits (generally three pits at any one time). A plant upgrade to process hard rock was completed in 2018 and production ramped up during 2019. In 2020 the mine continued to remove bottlenecks and optimise the plant. The project was closed out early in 2021.

SIGUIRI

Property description
Siguiri, in Guinea, is 85% owned and operated by AngloGold Ashanti and 15% by the government of Guinea. It is an open pit operation with active mining currently occurring largely in Kami, Bidini and Tubani pits in Block 1. In the first quarter of 2021, mining commenced in Block 2, exploiting the newly developed Foulata and Saraya pits. The property is currently in a production stage.

Location
The mine is located approximately 850km north-northeast of Conakry, 25km northwest of the town of Siguiri and 220km southeast of the Malian capital Bamako, near the Malian border.

Geology
Siguiri is situated in the northern part of the Siguiri Basin of Guinea, and is underlain by Lower Proterozoic rocks of the Birimian metasedimentary and volcano-sedimentary formations. Where exposed, the sediments consist of a well-bedded turbiditic sequence of greenschist facies siltstones, sandstones, greywackes and minor conglomerates, with some brecciated and possibly volcanic members. Stratigraphic relationships in the area are however poorly understood due to poor exposure and a thick lateritic duricrust which covers large portions of the lease.

Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region although most of the known mineralisation is found in the central and more competent Fatoya Formation. In some deposits, the mineralisation shows strong lithological control and is preferentially developed in coarser-grained units that have higher fracture or vein densities relative to fine-grained rocks.

The mineralisation dominantly follows sub-vertical north-south thrusts, northeast to southwest dextral shear zones, and west-northwest to east-southeast sinistral faults associated with the main (D2) deformation event. The mineralised veins are remarkable for the relative consistency of their northeast orientation, despite the highly variable orientation of bedding and major structures.

Mineralised veins are more intensely developed along major structural trends with quartz-carbonate-sulphide veining developed along structures. Some of these structures have developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend, instead of being clearly defined continuous structures.

History
First gold mining can be traced back to the first great West African Empire, the Sarakolle Kingdom, but there are no reliable records of pre-western production. The French became involved in the area in the late 19th and early 20th centuries. Between 1931 and 1951, the French reported gold coming out of Siguiri, with figures varying between 1t and 3.8t annually however, little exploration work was completed.

There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area. In 1980, Société Miniere Internationale du Quebéc (“SOMIQ”) gained the exploration rights for Siguiri and Mandiana. SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company Limited was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s.

Société Aurifere de Guinea (“SAG”) took over from its predecessors and continued work on the placer deposits. Production on the Koron placer reached a peak in 1992 with 1.1t gold being produced, although due to a number of difficulties, the mine was shut down later that year.

In the mid-1990s, Golden Shamrock acquired and operated the project as an open pit and heap leach. In October 1996, Golden Shamrock was acquired by Ashanti Goldfields Corporation which operated Siguiri as a heap leach until 2004. Ashanti merged with AngloGold in 2004 to become AngloGold Ashanti. AngloGold Ashanti completed the design and construction of the 8.5Mtpa saprolite soft rock treatment plant and commissioned it in 2005. The capacity was later increased to 12Mtpa.

A Siguiri combination plant FS based on the requirement to process fresh and transitional material in combination with existing oxide material was completed in 2015. The combination plant conversion project began in 2017. The plant conversion allows the mine to treat 6Mtpa of sulphide ore and 6Mtpa of oxide ore. Construction was completed in 2018 and further optimisation and debottlenecking of the plant continues.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Guinea—AngloGold Ashanti’s rights and permits”.

Mining method
Siguiri is currently a multi-pit fresh rock and oxide gold mining operation, mined by a contract miner, Mota-Engil. The mining method is selective conventional mining using excavators and trucks on 3m high flitches. Three Caterpillar 6020B excavators are the main loading equipment matched with Caterpillar 777G dump trucks. In some deposits, a selective mining unit (“SMU”) of 10 x 10 x 3m has been defined based on historical grade control, the deposit type, and the mining equipment used to simulate the expected mining dilution and ore losses.

Operational infrastructure
Siguiri includes a processing plant, a TSF, and other infrastructures such as a mine village, a water supply system, roads, power supply by on-site generators, and communications systems. Additional infrastructure includes on-site offices, accommodation, and workshops to support remote mining. Power to the mine is self-generated using Heavy Fuel Oil.

The town of Siguiri can be accessed via a small airfield and a well-paved road that connects Siguiri to Bamako in the north and Kouroussa in the south. Access to the mine via roads and to Siguiri is easily passable through most of the year, although some secondary roads are seasonal with limited access during the wet season.

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, buildings & mine infrastructure, capitalised exploration costs, mining assets and assets under construction had a carrying value of $216m (reported as 100%, 85% owned by AngloGold Ashanti).

Mineral processing
The current processing plant treats both oxide and fresh sulphide material via a hybrid CIL circuit plant converted from CIP in 2018. The plant is capable of processing blends of hard and soft ore post commissioning a new ball mill and three-stage crushing plant in 2019. Unit operations include comminution, leaching, carbon adsorption and desorption, smelting, and tailings disposal. Further modification of three leach tanks to CIL tanks was done in the fourth quarter of 2020 giving a total of seven tanks in the hybrid circuit.

The processing plant conventional mining was designed to process 12Mtpa but is forecast to treat 11.6Mtpa in the 2022 business plan.

Qualified Persons

Siguiri	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Adama Sissoko	AusIMM	224835	28 years	BSc Hons (Geology), GDE (Mining Engineering)
Mineral Reserve	Desiderius Kamugisha	AusIMM	227181	20 years	BSc (Mining Engineering)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Siguiri at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Siguiri	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	2.39-5.83(1)
Waste mining cost	$/tonne mined	1.65-3.74(1)
Processing cost	$/tonne treated	10.72-13.17(1)
G&A	$/tonne treated	7.28
Rehandling Cost	$/tonne treated	0.35-11.43(1)
Other Parameters
Metallurgical Recovery Factor	%MetRF	80.5-88.0(1)
Slope angles	degree	25-55(1)
Mineral Resource cut-off grade	g/t	0.4-0.6(1)
Mineral Resource price	$/oz	1,500
(1) Vary according to rock type / area

Estimation
Mineral Resource definition drilling is done with aircore drilling (“AC”), RC and DD. All available geological drill hole information is validated for used in the Mineral Resource models and together with the local geology of the deposit, an understanding of grade variability is used to categorise the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains which allows for the identification of high-grade outlier values which are capped, with some models post processed using LUC.

The Mineral Resource model is estimated using ordinary kriging into a 3D block model. Geological interpretation is based on geological drill hole data. The dimensions of these Mineral Resource blocks range from 10 x 10 x 2.5m to 50 x 25 x 6m block sizes, guided by the shape of the deposit and the drilling density. The Mineral Resource is declared within an optimised Mineral Resource pit shell using a gold price of $1,500/oz.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Siguiri at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz.

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Siguiri
Category	Proven	Probable	Total
Previous Year	0.352	1.540	1.892
Depletion	0.013	(0.293)	(0.280)
Exploration	—	0.085	0.085
Methodology	—	0.276	0.276

Price	—	—	—
Cost	—	(0.352)	(0.352)
Geotechnical	—	—	—
Metallurgical	—	(0.196)	(0.196)
Operational	—	(0.002)	(0.002)
Acquisition / Disposal	—	—	—
Other	—	0.218	0.218
Current Year	0.365	1.276	1.641
Net Difference	0.013	(0.264)	(0.251)
% Difference	4	(17)	(13)

The decrease was primarily due to an increase in cost, and a decrease in fresh and transitional metallurgical recoveries. This was partially offset by revised modelling at Kami Mineral Resource and a maiden Kami extension Mineral Reserve.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021	Siguiri	Oxide	Transitional	Sulphide	Stockpile
Primary Commodity Price	$/oz	1200	1200	1200	1200
Cut-off grade	g/t	0.65-1.0	0.8-1.2	0.8-1.2	-
Dilution	%	16.7-81.5	21.2-50.9	33.7-37.3	-
Dilution	g/t	0.15-0.30	0.23-0.44	0.23-0.46	-
Resource Modification Factor	%RMF based on tonnes	100	100	100	100
Resource Modification Factor	%RMF based on g/t	90	90	90	100
Mining Recovery Factor	%MRF based on tonnes	78.1-89.5	70.3-88.4	96.1-98.0	100
Mining Recovery Factor	%MRF based on g/t	98.0-104.6	101.5-103.8	100.7-101.7	100
Mine Call Factor	%MCF	100	100	100	100
Metallurgical Recovery Factor	%MetRF	88	80	80	85-88

Estimation
The Mineral Resource models for each pit are depleted with surveys of actual mining to the end of September 2021 and forecast depletions to the end of 2021. Costs are assigned on a pit-by-pit basis, reflecting the existing cost structure of the operation. The relevant dilution and ore-loss factors are applied and pit optimisation is then performed.

Conclusion
The favourable conclusion of the Convention de Base negotiation during 2016 and its ratification in 2017 by parliament has significantly reduced the risk or uncertainty of the remaining estimated Mineral Resource and Mineral Reserve not being covered by a valid mining concession. The current mining concession is now confirmed to be valid until 4 August 2022, with a high likelihood of renewal until 2041.

Some significant risks had been identified at combination plant FS stage and continue to be risks that could prevent reasonable prospects for economic extraction of the estimated Mineral Resource and Mineral Reserve. However, mitigation plans are in place to reduce the impact of those risks.

Performance of the combination plant to achieve the required mill throughput and recovery are seen as a risk to the economic extraction of the estimated Mineral Resource and Mineral Reserve until the plant stabilises. There are several action plans in progress to address this.

The reviewing of the modelling methodology for improved consistency within the Mineral Resource models is also in progress.

Map showing Siguiri planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Siguiri. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

Saraya West
Saraya
Foulata
Didi
Block 2
Corridor N
Gontoron
Corridor S
TSF
Koron
Block 1
Siguiri
Block 3
Kounkoun
Kounkoun
Block 4
Doko
Kouremale
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
Stockpiles
Leach Pad
TSF
Waste Dumps
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary
N
0
10
20
30 Km
Plant centroid co-ordinates
11°33'54"N, 9°23'27"W

TANZANIA

Geita, one of AngloGold Ashanti’s flagship mines, is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposits are mined as a multiple open pit and underground operation, with ore production from Star and Comet, Nyankanga and Geita Hill underground mines, and from Nyamulilima open pit. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.2Mt.

Geita has been an open pit mining operation from 1999, with underground operations commencing at Star and Comet in 2016, at Nyankanga in 2017 and at Geita Hill in 2020. Underground ore is now a significant part of the feed to the plant. The Nyankanga open pit was completed in late 2020, with the new Nyamulilima open pit commencing in April 2021, providing four sources of ore to the Geita processing plant.

GEITA

Property description
Geita Gold Mine (“GGM”) is wholly owned and operated by Geita Gold Mining Limited (“GGML”), a subsidiary of AngloGold Ashanti Limited. GGM currently has three underground mines (Star and Comet, Nyankanga and Geita Hill) and one open pit (Nyamulilima Cuts 1 and 2) in production in 2021. The property is currently in a production stage.

Location
GGM is located approximately 1,200km from the main Tanzanian business centre of Dar es Salaam. It falls within the Lake Zone of northwestern Tanzania, approximately 120km west of Mwanza and 4km west of the town of Geita. The mining lease area falls within the Archaean Sukumaland Greenstone Belt of the Lake Victoria goldfields.

Geology
GGM is hosted in the Geita Greenstone Belt (“GGB”), which is a northern segment of the Sukumaland Greenstone Belt, located in the northwestern part of the Tanzania Craton and south of Lake Victoria. This Archaean sequence strikes almost east west, extending for about 80km and is up to 20km wide. The GGB sits dominantly within the Nyanzian Supergroup stratigraphy that is sub-divided into the Lower Nyanzian and the Upper Nyanzian groups.

The Lower Nyanzian Group is composed of mafic volcanic units (basalts, pillow basalt, minor gabbro and dolerites). This group of rocks within the GGB is collectively termed the Kiziba Formation. The Upper Nyanzian Group consists of black shales, banded iron formation, clastic sedimentary rock, tuffs, agglomerates and felsic volcaniclastics. The entire package (Nyanzian stratigraphy) is intruded by a variety of mafic to felsic rocks. The supra-crustal package shows variable thickness and is estimated to be more than 500m thick in places, mostly underlain by intrusive complexes.

Deformation in the GGB comprises of early stages of ductile shearing and folding (D1 to D5), with periodic emplacement of large diorite intrusive complexes, sills, and dykes. Later stages of deformation (D6 to D8) involved development of brittle-ductile shear zones, with faults developed in the later stages of deformation, with late emplacement felsic porphyry dykes within the greenstone belt, and granitic intrusions located on the margins of the greenstone belt.

Gold mineralisation occurred late in the tectonic history of the greenstone belt, synchronous with the development of brittle-ductile shear zones (D6). Mineralisation is dominantly sulphide replacement of magnetite-rich layers in ironstone, with local replacement of ferromagnesian phases and magnetite in the diorite intrusions. Primary gold mineralisation is associated with the intersection of the brittle-ductile shear zones and pre-existing fold hinges, with higher grade concentrations associated with banded iron formation lithologies and with diorite dyke and sill contacts.

History
Gold mineralisation is reported to be first discovered in the Geita district in 1898 by a German prospector. A regional survey by a Kenyan company, Saragura Prospecting Syndicate, followed in 1930. The first mine was developed in 1934, and between 1936 and 1966, the Geita Mine was the largest gold mine in East Africa, producing 1Moz of gold from underground operations.

In 1996, Ashanti acquired Geita through acquisition of Cluff Resources, and acquired the Kukuluma and Matandani in 1998 from Samax Resources Limited. In December 2000, Ashanti reached an agreement to sell AngloGold a 50% interest in Geita for $324 million. AngloGold added its neighbouring Nyamulilima Hill deposits into the JV company. In 2004, the merger of AngloGold and Ashanti resulted in the operation being wholly run by AngloGold Ashanti.

GGM commenced open pit mining in 1999, with open pit mining at Nyankanga between 1999 and 2020, at Geita Hill between 2001 and 2019, at Kukuluma and Matandani between 2002 and 2007, and at Star and Comet between 2007 and 2014. In 2015, a decision was taken to go underground at Star and Comet and the underground development started in 2016. In 2017 the Nyankanga underground operation commenced and in 2020 the Geita Hill underground commenced and is scheduled to ramp up to full production by the end of 2022.

The Nyankanga open pit, the only remaining operating pit at the time, was mined to completion in September 2020. In April 2021, the Nyamulilima open pit commenced operations.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Tanzania—AngloGold Ashanti’s rights and permits”.

Mining method
Mining at Geita uses both open pit and underground mining methods. Open pit mining at Nyankanga Cut 8 was completed in 2020. The Nyamulilima open pit commenced production in April 2021 and will reach full production during 2022. Open pit mining is by conventional truck and shovel methods, where production mining equipment is operated by GGM with Capital Mining Services Tanzania Limited providing production and grade control drilling services, and Orica providing blasting and explosives services. Underground mining commenced at Star and Comet in 2016 and subsequently at Nyankanga in 2017 and most recently Geita Hill in 2020. Star and Comet underground has successfully transitioned to owner mining and the mining contractor African Underground Mining Services is used at Nyankanga and Geita Hill for underground development and stoping. The underground mining method is a combination of LOS and TOS. Cemented aggregate fill backfill is used at Nyankanga to fill the primary stopes. Ore is hauled from the Nyamulilima open pit (22km) and from Star and Comet (17km), Nyankanga (4km) and Geita Hill (2km) underground operations to the central run of mine (“ROM”) pad by the Geita surface mining fleet.

Operational infrastructure
Surface infrastructure associated with the overall Geita operation includes a 5.2Mtpa CIL processing plant, TSF, camp, airstrip, 40MW power plant, open pit and underground workshops and offices, contractor yards, backfill plants and explosives suppliers.

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, buildings & mine infrastructure, mining assets, capitalised exploration costs, decommissioning assets, assets under construction and deferred stripping had a carrying value of $348m.

Mineral processing
Geita’s ore processing method is via conventional CIL process with a throughput capacity of 5.2Mtpa. The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a semi-autogenous mill, a ball mill and 12 leach tanks. This is coupled with a gravity circuit using two Knelson concentrators. In planning, the plant feed blend material, hardness grade, oxide and sulphide content are considered in order to optimise throughput and recovery. Power to the mine is self-generated at Geita’s 40MW power plant using diesel generators.

Qualified Persons

Geita	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Damon Elder	AusIMM	208240	25 years	BSc Hons (Geology)
Mineral Reserve	Duan Campbell	ECSA	202101953	19 years	BEng (Mining)
Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Geita at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grade and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Geita	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	2.96
Waste mining cost	$/tonne mined	2.89
Material handling	$/tonne mined	3.18
Processing cost	$/tonne treated	16.9
G&A	$/tonne treated	9.92
Other Parameters
Metallurgical Recovery Factor	%MetRF	92
Slope angles	degree	55
Mineral Resource cut-off grade	g/t	0.8
Mineral Resource price	$/oz	1,500
Royalties	%	7.3

Geita	Unit	Underground
Costs
Production (Mining cost)	$/tonne ore mined	28.50-80.93(1)
Mine Services	$/tonne ore mined	19.51
Processing cost	$/tonne treated	17.81-18.74(2)
Other Parameters
Mineral Resource cut-off grade	g/t	1.69-2.94(2)
Mineral Resource price	$/oz	1,500
Metallurgical Recovery Factor	%MetRF	78-91(1)
Royalties	%	7.3
(1) Mining cost includes backfilling at Nyankanga, and material handling costs (2) Variable according to area
(3) %MetRF - Star and Comet Cut 3, 77.8%, Star and Comet Cut 2, 88.3%, Nyankanga 90.7%, Geita Hill 87.2%

Estimation
For the open pits, mineralisation boundaries for the individual deposits are defined from detailed logging of all geological drill holes. This information is validated and then geological wireframes are interpreted to create a 3D geological model. The geological model is subsequently used in conjunction with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into block models, and UC and LUC methods are used to generate a recoverable Mineral Resource block model which estimates the proportion of ore that occurs above the Mineral Resource cut-off grade assuming a specified SMU. The open pit Mineral Resource is reported within a $1,500/oz optimised pit shell and above the calculated mineralised waste cut-off grade per pit. Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.

For the underground Mineral Resource, the geological model is generated in the same way as for the open pits. However, a high-grade wireframe is delineated within the broader, lower-grade mineralised envelope. In this instance, all geological controls are adhered to when determining this domain. Ordinary kriging models are then constructed within the low- and high-grade domains, and numerous validation exercises are completed to ensure robust estimates are achieved. The underground Mineral Resource is reported inside a MSO volume generated using a unique underground cut-off grade for each deposit. The ultimate open pit designs are used as the limiting boundaries between the open pits and underground during model compilation. The underground stopes and development are evaluated using the ordinary kriging block models and the open pit designs are evaluated using the LUC block models.

Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Geita at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz.

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Geita
Category	Proven	Probable	Total
Previous Year	—	2.337	2.337
Depletion	—	(0.508)	(0.508)
Exploration	—	0.640	0.640
Methodology	—	—	—
Price	—	—	—
Cost	—	0.021	0.021
Geotechnical	—	—	—
Metallurgical	—	0.003	0.003

Operational	—	0.245	0.245
Acquisition / Disposal	—	—	—
Other	0.091	(0.184)	(0.093)
Current Year	0.091	2.554	2.646
Net Difference	0.091	0.218	0.309
% Difference	100	9	13

The significant increase is mainly due to ongoing exploration drilling success resulting in larger pit designs. The open pit shell and underground stope design changes contributed to an increase of 27% and 3% to the Mineral Reserve respectively.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Geita
Primary Commodity Price	$/oz	1200
Cut-off grade	g/t	1.20(2)-3.48(3)
Stoping width	cm	450-2500(3)
Dilution	%	7.4(2);10-22(3)
Resource Modification Factor	%RMF based on tonnes	90(2)-100(3)
Resource Modification Factor	%RMF based on g/t	90(2)-100(3)
Mining Recovery Factor	%MRF based on tonnes	92-95(1)
Mining Recovery Factor	%MRF based on g/t	92-95(1)
Mine Call Factor	%MCF	99
Metallurgical Recovery Factor	%MetRF	77.8-92(1)
(1) Vary according to rock type / area (2) Open pit (3) Underground

Estimation
The Mineral Resource models are used as the basis for Mineral Reserve estimation. Input parameters for estimating the Mineral Reserve include gold price, mining dilution and recovery, geotechnical information, stay in business capital, operating costs, metallurgical recovery, processing capacity and mining equipment capacities.

Appropriate Mineral Reserve cut-off grades are applied and optimised pit shells are generated for the open pit sources. Pit designs are then done on selected shells and signed off by all relevant parties to ensure compliance to specifications. Underground designs are completed and evaluated. These designs are incorporated into the production and treatment scheduling stages to yield ore tonnes and grades. Financial evaluations are completed for production and treatment schedules to check cash flow analysis from the estimated Mineral Reserve.

The Mineral Reserve for Geita operating prospective pits and underground mine areas was estimated using updated economic factors, latest Mineral Resource models, geological, geotechnical, mining engineering and metallurgical parameters. Environmental, sociopolitical, legal and regulatory factors are also considered.

Conclusion
No significant risks or uncertainties were identified that would prevent reasonable prospects of economic extraction of the estimated Mineral Resource and Mineral Reserve. GGM does have a risk management process in place whereby operational risk is identified, mitigated and managed.

The addition of Nyamulilima Cuts 1 and 2 to the existing underground operations reduces the Mineral Reserve risk at Geita. The key is to have both open pit and underground operations in progress. Mitigating actions put in place focus on optimising the exploration and project plans to convert both surface and underground Mineral Resource to Mineral Reserve. Other risks to the Mineral Reserve include, reduced underground production efficiencies when transitioning to owner mining in selected areas, ball mill and crusher plant integrity and Mineral Resource to Mineral Reserve conversion.

Map showing Geita planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Geita Gold Mine. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

Licences
Mining
Exploration
Deposit
Settlements
Towns
Villages
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
TSF
Waste Dumps
Raw Water Dam
Roads
Main
Secondary
Airfield
Underground Access
Active
Planned
N
Matandani
Kukuluma
Mchauru
Nyakabale
Mugusu
Geita Hill East
Geita Hill West
Selous
Xanadu
P30
Nyamulilima Cut1 & 2
Star & Comet Cut2
Star & Comet Cut3
Ridge 8
Nyankanga
Samina
Mpomvu
Geita
0
1.5
3
6
Km

Plant centroid co-ordinates
2°51'53"N, 32°11'12"W

AMERICAS

The Americas region incorporates two mining jurisdictions: Brazil and Argentina, and greenfields projects in Colombia and the USA. AngloGold Ashanti has three operations in the Americas, the Cerro Vanguardia Mine in Argentina (AngloGold Ashanti 92.5% and Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz SE”) 7.5%), AngloGold Ashanti Córrego do Sítio Mineração operations (referred to as “AGA Mineração”) which includes the Cuiabá, Lamego and Córrego do Sítio (“CdS”) Mines, and Mineração Serra Grande (referred to as “Serra Grande”), both in Brazil.

The projects in Colombia form a significant contribution to AngloGold Ashanti’s Mineral Resource with the three projects: La Colosa, Quebradona and Gramalote (AngloGold Ashanti 50% and B2Gold 50%) contributing 38.4Moz.

Gramalote declared a maiden Mineral Reserve in 2017 and Quebradona declared a maiden Mineral Reserve in 2018. Quebradona contributes 2.6Moz to AngloGold Ashanti’s gold Mineral Reserve and Quebradona has a copper Mineral Reserve of 3,250Mlb. Both Quebradona and Gramalote are at various stages of FS. Quebradona is planned as a copper mine with gold and silver as by-products.

A maiden Mineral Resource at Silicon in the USA totalling 3.4Moz was declared in 2021.

ARGENTINA

Cerro Vanguardia, in which AngloGold Ashanti has a 92.5% stake, is its sole operation in Argentina. Fomicruz SE, a state company, owns the remaining 7.5%. Located to the northwest of Puerto San Julián, in the province of Santa

Cruz, Cerro Vanguardia operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines. The metallurgical plant, which includes a cyanide recovery facility, has a daily capacity of 3,000t. Cerro Vanguardia has been in operation for more than 20 years. Silver is produced as a by-product.

CVSA

Property description
Cerro Vanguardia is a gold-silver operation with multiple open pit and underground mines located within the property and mined simultaneously. AngloGold Ashanti has a 92.5% stake in Cerro Vanguardia, the company’s sole operation in Argentina, with Fomicruz SE, a state company operating in the province of Santa Cruz, owning the remaining 7.5%. The climate is semi-arid and although snow does occur, winter is mild and exploration activities are normally possible all year round. The property is currently in a production stage and operated by AngloGold Ashanti.

Location
Cerro Vanguardia is located in the Santa Cruz province, southern Patagonia, Argentina, approximately 110km north-northwest of the coastal town of Puerto San Julian. Access to the area is by aircraft from Buenos Aires to Comodoro Rivadavia (380km) or Rio Gallegos (510km) and then by road to the mine site.

Geology
The Cerro Vanguardia district is located within the southern Deseado Massif in the Santa Cruz province of Patagonia, Argentina. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age. The most important geological feature in the Deseado Massif is an extended plateau formed by pyroclastic, epiclastic and extrusive rocks which were part of a strong explosive volcanic event associated with regional extensional tectonics developed during the Middle to Upper Jurassic and related to the opening of the Atlantic Ocean. The rocks representing this magmatism are termed the Bajo Pobre Formation and Bahia Laura Group. The Bajo Pobre Formation comprises andesites, basalts and mafic volcanic agglomerates. The Bahia Laura Group includes both the Chon Aike Formation (ignimbrites, tuffs, volcanic breccias, agglomerates, lavas and domes) and the La Matilde Formation (tuffs and epiclastic volcanics interlayered with ignimbrites).

The mineralisation is concentrated in steeply-dipping quartz veins that cut the flat-lying ignimbrites and volcanoclastic rocks. The Cerro Vanguardia district contains around 100 gold and silver-bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km, of which 57 veins are currently known to contain economic gold and silver mineralisation.

The veins at Cerro Vanguardia consist mainly of quartz and adularia and contain minor electrum, native gold, silver sulphides and native silver as fine-grained disseminations. Vein textures are mainly characterised by colloform-crustiform banding, pseudomorphic quartz lattice textures, massive-to-vuggy quartz veins and vein breccias.

History
Gold exploration at the site was started in late 1980s by the state owned Fomicruz SE and Minera Mincorp (JV between Anglo American Argentina Holdings Limited and a local private company Perez Companc). Cerro Vanguardia commenced as an open pit operation in 1998 and this was supplemented in 2010 with the start of shallow underground mining to access high-grade material. To complement the already existing gold plant, a heap leaching operation was started in 2012. AngloGold purchased Minera Mincorp’s share in Cerro Vanguardia in 1999, and the mine has been operated by AngloGold Ashanti since, with the remaining portion acquired from Perez Companc in 2002.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina—AngloGold Ashanti’s rights and permits”.

Mining method
Cerro Vanguardia uses both underground and open pit mining. Open pit is via conventional open pit mining with a double bench height of 20m and contributes 60% of the ore. Open pit mining is distributed between multiple operating pits, typically five to ten at any one time, depending on the plant feed requirements.

As for the underground, longhole stoping is the mining method and currently, there are four underground mines that are operated at the same time, located on the Osvaldo 8, Cuncuna, Serena and Zorro veins. Three more are in development (Liliana, Osvaldo 7 and Loma del Muerto CB6). Underground mining represents around 40% of total production, a percentage that will increase in the coming years. Lower-grade material is stockpiled and processed on the heap leach.

Operational infrastructure
Infrastructure for Cerro Vanguardia is mostly located on-site. It includes a camp site with capacity for more than 1,000 people, a Merrill Crowe plant, heap leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and sewage processing plant. Four natural gas power generators, fed by a 40km long pipeline, provide electricity to the operation. Natural gas is also used for heating. Mine office facilities are located in the main mining area.

Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local, single or multiple, waste dumps. The TSF is located in, and is contained by a natural depression.

The Property, Plant, and Equipment as of the end of December 2021 including land, buildings & mine infrastructure, mining assets, decommissioning assets, assets under construction and deferred stripping had a carrying value of $217m (reported as 100%, 92.5% owned by AngloGold Ashanti).

Mineral processing
The metallurgical plant has a daily capacity estimated at 3,500tpd (1.2Mtpa), with gold and silver grade of around 4.25g/t and 120g/t, respectively. The plant comprises the following stages: crushing, milling, conventional leaching in tanks, counter current decant system in thickeners (“CCD circuit”), a CIL process, acid wash, elution, conventional Merrill Crowe process to recover gold and silver with metallic zinc, and a cyanide recovery plant (Cyanisorb). The tails go directly to a conventional TSF, where there is also a reclaim water system for the plant.

Additional to the processing plant there is a heap leach pad, with an annual capacity of 1.5Mtpa with gold and silver grade of around 0.7g/t and 20g/t, respectively. The pregnant solution from this process goes directly to the CCD circuit in the process plant and to the Merrill Crowe process for gold and silver recovery.

Qualified Persons

Cerro Vanguardia	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Juan Paredes	AusIMM	227738	25 years	PhD (Geology)
Mineral Reserve	Martin Cesca	AusIMM	333864	8 years	BEng (Mining Engineering)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Cerro Vanguardia at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Cerro Vanguardia	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	13.08
Waste mining cost	$/tonne mined	3.31
Processing cost	$/tonne treated	42.34
G&A	$/tonne treated	11.79
Other Parameters

Metallurgical Recovery Factor Au	%MetRF	94.1
Metallurgical Recovery Factor Ag	%MetRF	79.8
Slope angles	degree	57
Mineral Resource cut-off grade	g/t	0.96
Mineral Resource price	$/oz	1,500

Cerro Vanguardia	Unit	Underground
Costs
Lateral development (average)	$/m	8,096
Mine Services	$/tonne ore mined	8.50
Processing cost	$/tonne treated	42.34
Other Parameters
MSO optimising cut-off	g/t	5.08
Mineral Resource cut-off grade	g/t	5.08
Mineral Resource price	$/oz	1,500
Metallurgical Recovery Factor	%MetRF	94.0

Estimation
The mineralisation boundaries for each geological entity (veins, stockwork and wall rock) are defined from detailed logging of all geological drill holes. This data is validated and the information used to create a 3D model with cell block sizes of 5 x 25 x 5m. Volumetric measurements of the deposit are then determined using relevant block dimensions. Ordinary kriging is used to perform grade interpolation and field tests are conducted to determine appropriate in situ densities.

Conditional simulations are performed in the main deposits for uncertainty assessment and the Mineral Resource is then classified into Measured, Indicated and Inferred Mineral Resource categories according to the internal AngloGold Ashanti guidelines. For the veins where simulations are not done, drill density is used to classify the Mineral Resource.

Ordinary kriging is carried out for the three defined ore zones. Extreme values are normally capped for less than 1% of the sample distribution. LeapfrogTM is used to do the geological modelling, and DatamineTM software is used for estimation. The variography is done by vein and for each ore zone (vein, stockwork and ignimbrite).

High-grade material is capped using probability plots from GSLIBTM for veins, stockworks and ignimbrites. Only gold and silver is included in the estimation process. In most of the veins, gold and silver have a direct relationship around a ratio of 1:8.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Cerro Vanguardia at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz.

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Cerro Vanguardia
Category	Proven	Probable	Total
Previous Year	0.229	0.525	0.755
Depletion	(0.055)	(0.111)	(0.166)
Exploration	0.008	—	0.008
Methodology	0.059	0.034	0.093
Price	0.060	0.138	0.199
Cost	(0.016)	(0.021)	(0.037)
Geotechnical	(0.008)	(0.018)	(0.026)

Metallurgical	(0.003)	(0.005)	(0.008)
Operational	—	—	—
Acquisition / Disposal	—	—	—
Other	—	—	—
Current Year	0.274	0.543	0.817
Net Difference	0.045	0.017	0.063
% Difference	20	3	8
The net decrease was mainly due to depletion and minor cost changes, offset partially by revisions to methodology.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Cerro Vanguardia
Primary Commodity Price	$/oz	1200
Exchange Rate	$/ARS	112.04
Cut-off grade	g/t	0.32-0.43(3); 3.25(1); 6.37(2)
Dilution	%	35(1)(3); 54(2)
Mining Recovery Factor	%MRF based on tonnes	97
Mining Recovery Factor	%MRF based on g/t	96(2); 96.5(1)(3)
Mine Call Factor	%MCF	94
Metallurgical Recovery Factor	%MetRF	66.1(3); 94.1(1)(2)
(1) Open pit (2) Underground (3) Stockpile (including Heap leach)

Estimation
The appropriate Mineral Resource models are used as the basis for estimating the Mineral Reserve. All relevant modifying factors such as mining dilution and costs are used in the Mineral Reserve conversion process. This is based on the original block grades and tonnage, and includes waste material (both internal and external). Appropriate Mineral Reserve cut-off grades are applied and all blocks above this cut-off are reported.

It is important to emphasise the importance of silver during the optimisation of the pits, since silver is a significant by-product at Cerro Vanguardia. The ratio of silver to gold commonly ranges from 20g/t to 30g/t of silver per 1g/t of gold. Mineral Reserve depletion includes material that comes from operational dilution, which constitutes an additional low-grade tonnage that is mined as part of the ongoing operation. Mineral Resource is estimated in situ and thus does not include this dilution.

Conclusion
The Mineral Resource and Mineral Reserve estimates are sensitive to gold and silver prices as well as to local exchange rate fluctuations. The low-grades from the open pits, and difficult hydrogeological and geotechnical conditions for underground are ongoing risks or uncertainties in the Mineral Resource and Mineral Reserve estimates that are managed on a day-to-day basis.

Map showing Cerro Vanguardia planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Cerro Vanguardia, with the total mining lease area insert shown at the bottom left corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

Vanguardia 2 CB11
Vanguardia 3 CB11
Vanguardia 3 CB10
Cuncuna portal
to Comodoro Rivadavia / Rio Gallegos
Patty CB5
Luciana 1 CB1
Serena portal
Mónica CB6
Potrero CB1
Loma del Muerto CB8
Serena Sur CB1
Potrero CB6
Belén CB2
Loma del Muerto CB6 Portal
Osvaldo Diez CB12
Rocío CB1 portal
Zorro portal
Belén CB3
Lucy CB1
Zorro 3 Portal
Atila 2 CB6
Atila 2 CB7
Osvaldo Diez CB8 portal
Insert: Total mining lease area
0
40
80
Km
Liliana Norte portal
Concepción CB1
Liliana Sur portal
El Lazo CB1
Laguna del Mineral CB1
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
Leach Pad
TSF
Waste Dumps
Underground access
Roads
main
secondary
Insert
Total mining lease area
Map zoomed in area
N
0
1.5
3 Km
Plant centroid Co-ordinates
48°23'08"S, 68°15'46"W

BRAZIL

AngloGold Ashanti’s operations in Brazil comprise AngloGold Ashanti Córrego do Sítio Mineração (“AGA Mineração”) in the Quadrilátero Ferrífero, Minas Gerais state and Serra Grande in Goiás state. AGA Mineração consists of several operations, namely Cuiabá, Lamego, and CdS.

Ore from the Cuiabá and Lamego underground mines is processed at the Cuiabá Gold plant. The concentrate produced is transported by aerial ropeway to the Queiroz plant for processing and refining. The Queiroz hydrometallurgical plant also produces sulphuric acid as a by-product.

CdS consists of open pit and underground mines. The oxide ore mined is treated by heap leach and a pressure leaching plant treats sulphide ore. The distance from the main underground mine to the metallurgical plant is around 15km.

Serra Grande comprises three mechanised underground mines, Mina III, Mina Nova and Mina Palmeiras, and an open pit as well as a dedicated metallurgical plant.

AGA MINERAÇÃO

AGA Mineração encompasses mining operations at Cuiabá, Lamego and CdS. The Nova Lima Sul (“Raposos”) project was in care and maintenance and the Mineral Resource has subsequently been written off.

The AGA Mineração mining complex is located in southeastern Brazil in the state of Minas Gerais. Operations are 30km from the capital of the state (Belo Horizonte) in the case of Cuiabá and Lamego, and approximately 100km in the case of CdS, in the municipalities of Nova Lima, Sabará and Santa Bárbara respectively.

Map showing AGA Mineração location

AGA MINERAÇÃO - CÓRREGO DO SÍTIO

Property description (type and amount of ownership interests, identity of the operator, stages of the properties)
CdS is wholly owned and operated by AGA Mineração. It has been in operation since 1989 and consists of open pit and underground mines. The property is currently in a production stage.

Location
The CdS complex is located in the municipalities of Santa Barbara and Barão de Cocais that are located 90km east of the city of Belo Horizonte in Minas Gerais State, in the southeast of Brazil. These operations are included in an important mining district referred to as the Quadrilatero Ferrifero (Iron Quadrangle), the second biggest Brazilian area for the production of iron, gold and manganese.

Geology
The CdS gold deposit is located in the eastern part of the Lower to Middle greenschist facies of the Rio das Velhas Archaean, in the Iron Quadrangle region, on the southern margin of the São Francisco Craton in Brazil.

CdS is an orogenic gold deposit hosted in intensely deformed clastic, volcanoclastic, carbonaceous schists and metagraywackes in an approximately 30km northeast/southwest striking shear zone. Hydrothermal alteration phases associated with the mineralisation are dominated by sericite and carbonate.

The CdS I, II and III gold deposits and associated targets are located in a gold trend that extends for approximately 14km in a northeasterly direction, from Grota Funda (CdS I) in the south to Jambeiro (CdS III) in the north and which developed in a compressional tectonic regime. Gold is associated with quartz and fine-grained acicular arsenopyrite. The main gold targets and deposits are distributed over three trends, namely the CdS Trend (metasedimentary hosted), the Donana Trend and the Cristina Trend (BIF hosted).

At CdS I, the main orebodies are Rosalino, Cachorro Bravo, Laranjeiras and Carvoaria, which constitute the current production sources and most of the Mineral Resource. At CdS II, the main orebodies are São Bento, Pinta Bem (both BIF hosted) and Sangue de Boi (metasedimentary hosted). At CdS III where exploration has been limited, the Anomalia I orebodies are the best understood and have the highest potential, hosted in the metasedimentary and BIF sequences as well as in Jambeiro and Mina de Pedra targets.

History
Gold has been intermittently mined in the Santa Barbara and Barão de Cocais region since the 19th Century. Modern exploration was undertaken across the CdS area in the 1980s by Morro Velho and São Bento Mineracão. An AngloGold Ashanti FS for the oxide Mineral Reserve, to be mined by open pit and treated in a heap leach plant, was approved in 1987. The CdS open pit operations started in the 1990s, with the first phase of production between 1990 and 1998.

In 2002 development of underground exploration drifts began at CdS I and in 2007 the São Bento Mine was acquired from Eldorado Gold Corporation. A FS for the sulphide Mineral Reserve, to be mined underground and treated in a sulphide plant, was concluded in 2010. Implementation followed and the ramp-up was concluded in 2012. In 2011, there were major renovations to the structure of the São Bento metallurgical plant that were completed in 2012. In 2013, the crushing circuit was improved to optimise the throughput.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—AngloGold Ashanti’s rights and permits”.

Mining method
The underground mining method for CdS is sub-level stoping. Each panel consists of three levels with secondary development drives varying from 100m to 600m along strike. The stopes are around 15m high and the mining sequence method varies between top-down and bottom-up, which is only used in specific areas. Geotechnical parameters require that sill pillars are 4m to 7m high, and rib pillars 5m wide. The access into CdS I underground is by decline and into CdS II underground is by shaft.

The open pit operation uses conventional bench mining, with 8m individual benches and 3.2m berms. The material transport (ore and waste) is done by trucks and the excavation by a backhole. The rock breaking method varies according to the rock strength, using either explosives or mechanical excavation.

Operational infrastructure
CdS infrastructure consists of two treatment plants, namely, the sulphide plant at CdS II (used to process refractory sulphide material), and the heap leach plant at CdS I (for oxide ore mined by open pit). The site also has an ore sorting plant, a TSF for the sulphide plant, a neutralised tailings deposit for the oxide material and numerous waste dumps for the open pit mines at CdS I.

Ancillary facilities comprise a water treatment facility, effluent treatment facilities, equipment workshops, laboratory, warehouses, explosives and accessories magazines, fuel stations, electric substations as well as offices, medical clinic, mess rooms, dressing rooms, bathrooms, storerooms, garage, fuel stations, a centre of environmental studies, nursery and other facilities required to operate the mine.

Water is primarily sourced from recycling the underground mine water and supplementary water catchment wells. The power for the operations is supplied and purchased on the open market.

Good communication infrastructure is available in the area.

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, land, buildings & mine infrastructure, mining assets, mineral rights and dumps, decommissioning assets, capitalised exploration costs, assets under construction and deferred stripping had a carrying value of $175m.

Mineral processing
There are two metallurgical plants at CdS: the heap leach plant for oxide ore and the sulphide plant.

The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, pressure oxidation (“POX autoclave”), CIL extraction, elution, neutralisation, electrowinning and tailings disposal. The sulphide plant and POX circuit have a capacity of 900ktpa.

The heap leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electrowinning, with a capacity of 900ktpa.

Qualified Persons

Córrego do Sítio	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Marcelo Martins de Souza Vieira	AusIMM	337974	10 years	BSc (Geological Engineering), MSc (Mining Engineering), MBA
Mineral Reserve	Sergio Alfonso Navarrete Letelier	AusIMM	334556	38 years	BSc (Mining Engineering), Postgraduate Certificate (Management)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Córrego do Sítio at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz (BRL7,940/oz). The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Córrego do Sítio	Unit	Underground
Costs
Lateral development (average)	$/m	2,464
Vertical development (average)	$/m	1,896
Production	$/tonne ore mined	65.72
Mine Services	$/tonne ore mined	6.22
Processing cost	$/tonne treated	38.27
Other Parameters
MSO optimising cut-off	g/t	1.58
Mineral Resource cut-off grade	g/t	1.58

Mineral Resource price	BRL/oz	7,940
Metallurgical Recovery Factor	%MetRF	90.7

Córrego do Sítio	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	2.62-3.79(1)
Waste mining cost	$/tonne mined	2.34
Processing cost	$/tonne treated	8.59
G&A	$/tonne treated	2.25
Other Parameters
Metallurgical Recovery Factor	%MetRF	70.16-90.7(1)
Slope angles	degree	47-64(1)
Mineral Resource cut-off grade	g/t	0.33-1.06(1)
Mineral Resource price	BRL/oz	7,940
(1) Vary according to rock / ore type and area

Estimation
Gold grades are estimated by ordinary kriging while density and sulphur may also be kriged if there is enough data. The data set consists of DD samples, RC drilling samples and channel samples where all information is used for both geological modelling and estimation. The estimation parameters are defined for each target and are based on variography as the main driver for the definition of the maximum estimation distances. Domaining is determined differently for each orebody and it is mainly based on structural features, dyke positioning, grade distribution and oxidation features.

Classification is based on a combination of conditional simulation and sample spacing.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Córrego do Sítio at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz (BRL6,182/oz).

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	AGA Mineração - Córrego do Sítio
Category	Proven	Probable	Total
Previous Year	0.070	0.327	0.397
Depletion	(0.046)	(0.045)	(0.090)
Exploration	0.064	0.113	0.178
Methodology	—	—	—
Price	—	—	—
Cost	(0.036)	(0.086)	(0.121)
Geotechnical	0.001	(0.016)	(0.016)
Metallurgical	(0.003)	(0.006)	(0.010)
Operational	—	(0.001)	(0.001)
Acquisition / Disposal	—	—	—
Other	0.019	0.021	0.040
Current Year	0.070	0.308	0.378
Net Difference	(0.001)	(0.019)	(0.020)
% Difference	(1)	(6)	(5)

In 2021, there was an overall decrease in the Mineral Reserve due to depletion as well as an increase in costs, offset by successful exploration drilling campaigns at CdS I on the Carvoaria and Rosalino orebodies.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021	Córrego do Sítio	Open pit and Stockpiles	Underground
Primary Commodity Price	BRL/oz	6,182	6,182
Cut-off grade	g/t	0.43-1.36(1)	3.29
Stoping width	cm	-	229.8-380.3(1)
Dilution	%	0	19.9-28.3(1)
Resource Modification Factor	%RMF based on tonnes	100	100
Resource Modification Factor	%RMF based on g/t	100	100
Mining Recovery Factor	%MRF based on tonnes	100	90
Mining Recovery Factor	%MRF based on g/t	100	100
Mine Call Factor	%MCF	100	90.9-92.4(1)
Metallurgical Recovery Factor	%MetRF	37.7-90.7(1)	90.7
(1) Vary according to rock type / area

The main modifying factors were reviewed based on historical performance and projected scenarios. Stope dilution is calculated with an equation considering stope thickness (among other aspects) and varies from 19 to 25%, the MCF is based on an average for the past 12 months and it includes the introduction into planning of grades associated with planned dilution. Metallurgical recovery was reviewed based on geometallurgy studies. For the open pit, a regularised model is used for Mineral Reserve estimation, with sizes of 2.5 x 2.5 x 4m, compatible with mining equipment. It is therefore not necessary to consider additional dilution or mining recovery as these have already been included in the regularised block model.

Estimation
The estimation process considers price and exchange rate inputs from the internal AngloGold Ashanti's guidelines as well as cost studies based on current and future scenarios. Underground estimation uses MSO and open pit uses a scheduling tool to perform optimisation, applying modifying factors that were validated by peer review.

Conclusion
The Inferred Mineral Resource and conceptual material projections within the mine plan are seen as a risk or uncertainty in the Mineral Reserve estimate but there are drilling programs in place to mitigate this.

The most significant risk to the operation is the lack of Mineral Reserve flexibility in the form of alternate mining areas to deliver the production plan. This risk is controlled and mitigated with integrated planning process, together with internal stakeholders and daily monitoring of the execution of the plan.

Map showing Córrego do Sítio planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Mineração Córrego do Sítio, with the total mining lease area insert displayed at the top left. The coordinates of the mine, as represented by the CdS I plant, are depicted on the map and are in the UTM coordinate system.

Insert: Total mining lease area
0
10
20
Km
to Itabira
Barão de Cocais
CdS III
Barra Feliz
São Bento
(non operational)
Santa Barbara
CdSII
CdS II
Onca
Brumal
to Catas Altas
Campo Grande
Santa Barbara
Mine
Cristina
CdS I
Rosalino
Licences
Mining
Mining Application
Exploration
Exploration Application
Mine Infrastructure
Pits
Plant
Leach Pad
TSF
Waste Dumps
Underground access
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N
Plant CdS I centroid co-ordinates
20°0'58"S, 43°31'11"W
0
1
2
3 Km

AGA MINERAÇÃO - CUIABÁ

Property description
Cuiabá is an underground operation, wholly owned and operated by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil known as the Iron Quadrangle. This region is an important producer of iron ore and gold in Brazil. The property is currently in a production stage.

Location
The Cuiabá Mine is located near Sabará, southeast of the city of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil.

Geology
Cuiabá Mine is located in the Iron Quadrangle, which is a geotectonic unit at the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, Cuiabá Mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northeastern edge of the Iron Quadrangle.

The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova Lima Group which is part of the Rio das Velhas Supergroup. This sequence is characterised by metametabasaltic rocks at the base, overlain by Algoma Type BIF metasediments, carbonaceous schist, and graphitic schist. Above the metasediments is a sequence of metabasalts overlain by an alternating sequence of metapelites (X1) and metapsamitic rocks with minor volcanoclastic (XS). The gold mineralisation occurs in sulphide orebodies associated mainly with BIF layers, and subordinate to minor quartz veins hosted in schists.

Cuiabá Mine has gold mineralisation associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and fluid flow are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised, the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

History
In 1740, artisanal miners carried out the first mining in the area. The Saint John Del Rey Mining Company Limited. acquired the mine in 1834. Exploration and development resumed in 1977, culminating with the reopening of the mine in 1985. In 1996, the company became a wholly owned subsidiary of the Anglo American Group, and in 1999, ownership was transferred to the holding company AngloGold (now AngloGold Ashanti), where it remains.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—AngloGold Ashanti’s rights and permits”.

Mining method
Cuiabá Mine is an underground mine that currently operates using two main mining methods: sub-level longhole open stoping, and triple stoping. A variant of sub-level longhole stoping with a free face horizontal tunnel is also applied over low inclination high-grade areas. The cut and fill mining method was reintroduced to increase ore recovery. It is applied in the narrow veins below Level 14.1 (Balancão, Galinheiro and Canta Galo orebodies) where the dip is lower. In the Galinheiro Footwall, the mining method remains sub-level stoping as the orebody shows a reasonable steep dip and thickness.

Operational infrastructure
The metallurgical plants are connected by an aerial ropeway (Cuiabá Gold plant and Queiroz plant) and power is provided by a set of small hydropower plants (Rio de Peixe). Cuiabá Mine has a shaft system (846m deep) for production and personnel transport, the current nominal airflow capacity is 1,035m3/s, of which 320m3/s are refrigerated. Tailings deposition is at one of four sites located at Cuiabá, Calcinado, Rapaunha and Cocuruto. The Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and are connected directly to the Queiroz plant.

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, land, buildings & mine infrastructure, mining assets, mineral rights and dumps, decommissioning assets, capitalised exploration costs and assets under construction had a carrying value of $381m.

Mineral processing
Cuiabá and Lamego Mines feed the Cuiabá Gold (flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 2.0Mtpa for a metallurgical recovery of 93.3% for the total combined feed. At the Cuiabá Gold plant, ore is crushed and ground followed by flotation and filtration in order to produce a concentrate, which is transported by an aerial ropeway to Queiroz for further treatment. Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá plant. The concentrate transported by aerial ropeway is received at Queiroz plant which is located in Nova Lima and comprises a refractory ore circuit (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP or Merril Crowe circuit for further refining. The sulphide gas is captured for processing through the acid plant. Approximately 230ktpa of sulphuric acid is produced as a by-product.

Qualified Persons

Cuiabá	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Henrique Vigario	AusIMM	329310	15 years	BSc (Geology), Postgraduate Certificate (Geostatistics)
Mineral Reserve	Felipe Lima	AusIMM	336176	16 years	BSc (Mining Engineering)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Cuiabá at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz (BRL7,940/oz). The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Cuiabá	Unit	Sublevel	Cut and fill
Costs
Lateral development (average)	$/m	5,194	5,194
Vertical development (average)	$/m	3,471	3,471
Production	$/tonne ore mined	27.31	38.03
Material handling	$/tonne ore mined	76.09	41.96
Mine Services	$/tonne ore mined	26.84	38.76
Processing cost	$/tonne treated	19.60	20.13
Other Parameters
MSO optimising cut-off	g/t	1.68	2.57
Mineral Resource cut-off grade	g/t	1.68	2.57
Mineral Resource price	BRL/oz	7,940	7,940
Metallurgical Recovery Factor	%MetRF	93.5	93.5

Cuiabá	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	1.28
Waste mining cost	$/tonne mined	1.28
Processing cost	$/tonne treated	17.68
G&A	$/tonne treated	1.07
Other Parameters

Metallurgical Recovery Factor	%MetRF	93.5
Slope angles	degree	20
Mineral Resource cut-off grade	g/t	0.66
Mineral Resource price	BRL/oz	7,940

Estimation
The Cuiabá dataset consists of both channel and drill hole samples. 3D modelling and estimation is performed within two main estimation domains, namely the thick mineralisation, comprised of Fonte Grande Sul and Serrotinho, and the narrow-vein domain comprising Balancão, Galinheiro and Canta Galo. A third domain, related to the mineralisation hosted predominantly in zones of intense hydrothermal alteration in schists, is also considered and includes the Quartz vein satellite, Galinheiro footwall orebody (“GFW”), Viana and Descoberto orebodies. All channel and drill hole samples are used to generate 3D geological models and to assign lithological proportions into the grade estimates. Conditional simulation is used to estimate the uncertainty in the block models and to classify the Mineral Resource into Measured, Indicated and Inferred Mineral Resource, following the standard internal AngloGold Ashanti methodology.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Cuiabá at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz (BRL6,182/oz).

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grade and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	AGA Mineração - Cuiabá
Category	Proven	Probable	Total
Previous Year	0.273	0.944	1.216
Depletion	(0.084)	(0.101)	(0.184)
Exploration	0.005	0.101	0.106
Methodology	0.038	(0.032)	0.006
Price	—	—	—
Cost	(0.003)	(0.018)	(0.020)
Geotechnical	—	—	—
Metallurgical	—	—	—
Operational	0.082	(0.015)	0.067
Acquisition / Disposal	—	—	—
Other	(0.001)	(0.001)	(0.002)
Current Year	0.311	0.878	1.189
Net Difference	0.038	(0.066)	(0.028)
% Difference	14	(7)	(2)

The Mineral Reserve year-on-year decrease is mainly due to depletion and cost increases which resulted in changes in design, offset partially by exploration additions as well as changes in methodology and operational factors with remnant areas being added.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Cuiabá
Primary Commodity Price	BRL/oz	6,182
Cut-off grade	g/t	4.73
Stoping width	cm	400
Dilution	%	24.1-34(1)

Mining Recovery Factor	%MRF based on tonnes	83.5-92.1(1)
Mine Call Factor	%MCF	95.3
Metallurgical Recovery Factor	%MetRF	93.5
(1) Vary according to rock type / area
Cuiabá is fully designed and sequenced using mine planning software. All mapped modifying factors are currently being applied to define the viability of the potential Mineral Reserve. Such factors include planned and unplanned dilution, ore recovery, mine call factor, geotechnical and hydrogeological recommendations concerning sill pillars, rib pillars and stope dimensions, the ore transport system, plant capacity, production capacities, production schedule, mining efficiency, closure plans and personnel requirements. Also, the full infrastructure is designed and accounted for. The Mineral Reserve is related to an economic production plan that accounts for all these requirements.

Mining recovery is defined at 83.5% for regular stopes, 75% for partial pillar recovery, 92.5% for cut and fill areas, and 95% for development. Dilution is considered to be 20% for production development, 34% for narrow veins sub-level, 24% for main orebody sub-level and 26% for cut and fill areas as per geotechnical recommendations. MCF is defined at 95.3% based on a five year average from the historical database. The Mineral Reserve estimate is highly sensitive to recovery and MCF.

Estimation
Gold price, projected operational performance and costs as well as metallurgical recoveries are taken into consideration in the Mineral Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.

Conclusion
Management plans are in place to address the risks or uncertainties associated with the low level of estimated Mineral Reserve, the reliance on Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.

Map showing Cuiabá planned infrastructure and licences
Map showing the location, infrastructure and mining license area for AGA Mineracão Cuiabá and Lamego Mines, with the total mining lease area insert at the top left corner. The coordinates of the mine, as represented by the Cuiabá plant, are depicted on the map and are in the UTM coordinate system.

Insert: Total Mining lease Area
0 5 10
Km
Cuiabá Mine
to Sabará
and Lamego
to Caeté
to Sabará
and Cuiabá
Lamego Mine
Licences
Mining
Mining Application
Exploration
Exploration Application
Mine Infrastructure
Plant
TSF
Waste Dumps
Underground access
Aerial Ropeway
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N
Cuiabá plant centroid co-ordinates
19°51'45"S, 43°44'00"W
0 0.4 0.8 1.2 Km

AGA MINERAÇÃO - LAMEGO

Property description (type and amount of ownership interests, identity of the operator, stages of the properties)
The Lamego Mine is an underground operation, wholly owned and operated by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil known as the Iron Quadrangle. The property is currently in a production stage. This region is an important producer of iron ore and gold in Brazil.

Location
Lamego is located to the east of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil.

Geology
Lamego Mine is located in the Iron Quadrangle, which is a geotectonic unit at the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, Lamego Mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northern edge of the Iron Quadrangle.

The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova Lima Group, which is part of the Rio das Velhas Supergroup. This sequence is characterised by lower metametabasaltic rocks at the base, overlain by Algoma-type BIF metasediments, a quartz layer (known locally as metachert), carbonaceous schist, graphite schist and a further sequence of sediments consisting of alternating metapelites and metapsamitic rocks with a volcanoclastic contribution. The upper sequence of the Rio das Velhas Supergroup is the metasedimentary Maquine Group.

The gold mineralisation at Lamego is characterised by orebodies associated with two horizons of chemical sedimentary rocks: BIF and metachert, with shear zones containing abundant quartz veinlets. The proportions of these lithotypes vary substantially from one deposit to another. In the BIF, sulphide mineralisation is associated with gold, while in the metachert it is associated with quartz veins. The gold occurs either as native gold or in sulphides. Lamego has a similar rock assemblage to Cuiabá, but with higher structural complexity. The mineralised BIF is more structurally deformed and contains more silica when compared to Cuiabá, which reacted less with the hydrothermal fluid.

History
Exploration began in the area in 1985 with a drilling campaign along a 5.7km strike length of iron formation and the opening of 2.5km of development on the Arco da Velha, Queimada, and Cabeça de Pedra orebodies. After the successful completion of a FS, project approval was given, and implementation began in 2010 with the first gold poured soon afterward.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—AngloGold Ashanti’s rights and permits”.

Mining method
Lamego started operating as a cut and fill mine and migrated to long hole stoping as geology and mining knowledge increased over time. These changes had a positive impact on productivity and costs, keeping the asset competitive and efficient. The changes started in 2014 and are now complete, with all ore extracted from sub-level stopes. The ore extracted is transported to surface by diesel trucks and undergoes primary crushing at site. Crushed material is then transported by road trucks to the Cuiabá plant facilities to be treated. Waste mined is disposed at waste dumps and is also used to backfill stopes.

Operational infrastructure
Lamego operates as a satellite mine to Cuiabá Mine. Ore is transported to surface via ramps where it is crushed, stockpiled and transported daily to Cuiabá Plant, where it is blended with Cuiabá ore on the ROM pad.

The two plants (Cuiabá Gold plant and Queiroz plant) are connected by an aerial ropeway. Power for the mine is both self-generated (Rio de Peixe hydroelectric complex) and supplied by Cemig, a state-owned company. The Rio de Peixe hydroelectric complex, which is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and connects directly to the Queiroz plant.

Lamego has a natural water supply system and a plant for water and sewage treatment.

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, land, buildings & mine infrastructure, mining assets, decommissioning assets and capitalised exploration costs had a carrying value of $35m.

Mineral processing
Cuiabá and Lamego feed the Cuiabá Gold (flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 2.0Mtpa for a metallurgical recovery of 93.3% for the total combined feed. At Cuiabá Gold plant, crushing and milling of the ore is followed by flotation and filtration in order to produce a concentrate, which is transported by aerial ropeway to Queiroz for further treatment.

Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá plant. The Queiroz plant is located in Nova Lima and comprises a circuit for refractory ore (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP or Merril Crowe circuits for further refining. The sulphide gas is captured for processing through the acid plant. Approximately 180ktpa of sulphuric acid is produced as a by-product.

Qualified Persons

Lamego	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Henrique Vigario	AusIMM	329310	15 years	BSc (Geology), Postgraduate Certificate (Geostatistics)
Mineral Reserve	Rodolfo Reis	AusIMM	323402	10 years	MEng (Mining Engineering)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Lamego at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz (BRL7,940/oz). The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed a an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Lamego	Unit	Sublevel	Cut and fill
Costs
Lateral development (average)	$/m	3,175	3,264
Production	$/tonne ore mined	12.94	15.86
Material handling	$/tonne ore mined	13.58	64.43
Processing cost	$/tonne treated	20.09	19.75
Exploration capitalised	$/tonne ore mined	6.67	6.49
Other Parameters
MSO optimising cut-off	g/t	1.06	1.66
Mineral Resource cut-off grade	g/t	1.06	1.66
Mineral Resource price	BRL/oz	7,940	7,940
Metallurgical Recovery Factor	%MetRF	93.5	93.5

Lamego	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	1.19

Waste mining cost	$/tonne mined	1.05
Processing cost	$/tonne treated	10.84
G&A	$/tonne treated	2.00
Other Parameters
Metallurgical Recovery Factor	%MetRF	93.5
Slope angles	degree	40-50(1)
Mineral Resource cut-off grade	g/t	0.39
Mineral Resource price	BRL/oz	7,940
(1) Vary according to rock type / area
Estimation
The geological model is used to subdivide sampling information into domains for estimation which uses ordinary kriging. Classification of the Mineral Resource is based on conditional simulation.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Lamego at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz (BRL6,182/oz).

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grade and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	AGA Mineração - Lamego
Category	Proven	Probable	Total
Previous Year	0.029	0.091	0.120
Depletion	(0.010)	(0.025)	(0.035)
Exploration	—	0.038	0.038
Methodology	0.018	(0.014)	0.004
Price	—	—	—
Cost	(0.002)	(0.003)	(0.004)
Geotechnical	(0.001)	(0.001)	(0.002)
Metallurgical	—	—	—
Operational	0.004	(0.003)	0.001
Acquisition / Disposal	—	—	—
Other	—	0.001	—
Current Year	0.037	0.084	0.122
Net Difference	0.008	(0.007)	0.002
% Difference	28	(7)	1

After depletion, offset by exploration additions, the Mineral Reserve for Lamego remained the same year-on-year.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Lamego
Primary Commodity Price	BRL/oz	6,182
Cut-off grade	g/t	2.97
Stoping width	cm	500
Dilution	%	15
Mining Recovery Factor	%MRF based on tonnes	90
Mine Call Factor	%MCF	94.5
Metallurgical Recovery Factor	%MetRF	93.5

Estimation
The projected gold price, operational performance and costs, as well as metallurgical recoveries are taken into consideration when estimating the Mineral Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.

Conclusion
As a low-grade operation, the accurate prediction of grade and the management of its variability is critical to ensure a successful operation. To minimise this risk or uncertainty, mine drilling campaigns, including channel sampling, are considered as mandatory before mining and incorporated at mine production scheduling.

Management plans are in place to address the risks or uncertainties associated with the low level of Mineral Reserve, the reliance on Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.

Map showing Lamego planned infrastructure and licences
Map showing AGA Mineração – Cuiabá and Lamego Mines project infrastructure and licences, with the total mining lease area insert shown in the top left corner. The coordinates of the mine, as represented by the Cuiabá plant, are depicted on the map and are in the UTM coordinate system.

Insert: Total Mining Lease Area
0 5 10Km
Cuiabá Mine
Lamego Mine
to Sabará
to Caeté
Queiroz Plant
Mina Grande Mine
(non operational)
Raposos Mine
(non operational)
Nova Lima Sul
Morro da Gloria Mine
(non operational)
Rio de Peixe hydropower
0 2.5 5 7.5 Km
Cuiabá plant centroid co-ordinates
19°51'45"S, 43°44'00"W
Licences
Mining
Mining Application
Exploration
Exploration Application
Mine Infrastructure
Plant
TSF
Waste Dumps
Underground access
Aerial Ropeway
Hydropower
Roads
Main
Secondary
Insert Legend
Total mining lease area
Map zoomed in area
N

SERRA GRANDE

Property description (type and amount of ownership interests, identity of the operator, stages of the properties)
Mineração Serra Grande (“MSG” or “Serra Grande”) is wholly owned and operated by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It operates three underground and two open pit mines. The property is currently in a production stage.

Location
Serra Grande is located 5km south of the town of Crixás, 420km from the Brazilian capital, Brasília and approximately 350km from the state capital of Goiás, Goiánia. Employing 1,120 persons in this largely rural area means that mining is the principal economic activity in the region.

Geology
The Serra Grande gold deposits are hosted in a typical greenstone belt sequence. Two main deformational events have been identified in the region. The first one, a thrusting event (D1 from west to east), developed with irregular thrust ramp geometry. This event was responsible for stacking and inverting the stratigraphic sequences.

The second event (D2) was the thrusting of the Santa Terezinha sequence over the Crixás greenstone belt, folding the rocks (F2) and generating the structural controls for gold mineralisation, generally parallel to the fold axis.

The mine is in the Crixás greenstone belt sequence, in the central portion of Brazil, and the main host rocks are metasedimentary sequences associated with metavolcanic basic rocks. Mineralisation at Serra Grande is associated with quartz veins and massive-to-disseminated sulphides in metasedimentary, metavolcanoclastic and metabasalt rocks, with differing degrees of hydrothermal alteration developed over orogenic stacked thrust layers (duplexes).

The mineralisation is hosted in four main domains called structures: Structure II, III, IV and Palmeiras. These occur as stacked lenses, generally concentrated in the same high deformation positions (with folds and disruptions) within the structures.

History
Exploration began in 1973 with a phase of detailed mapping and DD, which continued until 1976. The mining operation started up in 1986 in Mina III and the metallurgical plant start-up was in 1989. Serra Grande production peaked at 193kozpa in 2006, supported by high-grades. In 2009, the metallurgical plant was expanded to 1.3Mtpa to compensate for a declining grade-profile and in 2012 AngloGold Ashanti acquired the 50% stake that belonged to the Kinross Group.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—AngloGold Ashanti’s rights and permits”.

Mining method
The Serra Grande operation comprises three underground mines, namely Mina III (including orebody IV, V and Ingá), Mina Nova (including Pequizão orebody) and Mina Palmeiras. The open pits mine the outcrop of Mina III Inferior and Structure IV zones, and Pequizão. Three mining methods are used underground: sub-level stoping (bottom-up and top-down), cut and fill, and room and pillar. The open pits use standard drill and blast, followed by truck load and haul.

Operational infrastructure
Serra Grande operates a single TSF, which will support the LOM production and has government environmental licensing in place. The water used in metallurgical processing comes from the underground mines. The state road GO-337 passes close to the operation providing access for logistics. The power for the mine is supplied and purchased in the open market (grid electricity) and diesel self-generation.

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, land, buildings & mine infrastructure, mining assets, mineral rights and dumps, decommissioning assets, capitalised exploration costs and assets under construction had a carrying value of $183m.

Mineral processing
The metallurgical plant has the capacity of 1.5Mtpa, combining CIL and gravimetric circuits. The ore is blended to feed the crushing circuit which has a capacity of 4,100tpd. There are two mills in operation, and 20 leaching tanks with a capacity of 4,800m3 divided between preliming and cyanidation stages. Approximately 58% of gold is captured in the parallel gravity circuit. The rest of the gold is recovered by the CIL process to form the doré that is sent to the Nova Lima refining process.

Qualified Persons

Serra Grande	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Marcelo Campos	AusIMM	328667	16 years	MSc, MBA, BA (Geology)
Mineral Reserve	Thiago Teixeira	AusIMM	336093	12 years	BEng, MBA

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Serra Grande at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz (BRL7,935/oz). The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Serra Grande	Unit	Underground Mineral Resource (excluding Mina Nova)	Underground Mineral Resource Mina Nova
Costs
Lateral development (average)	$/m	17.47	17.47
Vertical development (average)	$/m	26.97	26.97
Production	$/tonne ore mined	41.28	41.28
Mine Services	$/tonne ore mined	16.54	16.54
Processing cost	$/tonne treated	8.96	8.96
Other Parameters
MSO optimising cut-off	g/t	1.08	1.08
Mineral Resource cut-off grade	g/t	1.08	1.08
Mineral Resource price	BRL/oz	7,935	7,935
Metallurgical Recovery Factor	%MetRF	93	93

Serra Grande	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	3.15
Waste mining cost	$/tonne mined	2.38
Processing cost	$/tonne treated	10.71
Other Parameters
Metallurgical Recovery Factor	%MetRF	92
Slope angles	degree	45-59(1)
Mineral Resource cut-off grade	g/t	0.4
Mineral Resource price	BRL/oz	7,935
(1) Vary according to rock type / area

Estimation
Grade estimation is performed by ordinary kriging using DD, RC drilling and channel samples from the Serra Grande database. All search distances are based on variographic studies for each orebody or structure. Classification is done through a combination of conditional simulation and sample spacing studies.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Serra Grande at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz.

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Serra Grande
Category	Proven	Probable	Total
Previous Year	0.240	0.387	0.627
Depletion	(0.027)	(0.052)	(0.079)
Exploration	0.004	0.020	0.024
Methodology	0.027	(0.047)	(0.020)
Price	—	—	—
Cost	0.012	(0.036)	(0.024)
Geotechnical	0.001	(0.001)	—
Metallurgical	—	—	—
Operational	0.015	0.012	0.027
Acquisition / Disposal	—	—	—
Other	—	—	—
Current Year	0.271	0.283	0.554
Net Difference	0.032	(0.104)	(0.072)
% Difference	13	(27)	(12)

The net decrease was due to depletion, cost changes and some revisions to methodology.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Serra Grande
Primary Commodity Price	$/oz	1200
Exchange Rate	$/BRL	5.15
Cut-off grade	g/t	0.41(1); 2.0(2)
Stoping width	cm	180-400(2)
Dilution	%	17.5(1); 12.5-21(2)
Resource Modification Factor	%RMF based on tonnes	100
Resource Modification Factor	%RMF based on g/t	100
Mining Recovery Factor	%MRF based on tonnes	86-95(2); 100(1)
Mining Recovery Factor	%MRF based on g/t	100
Mine Call Factor	%MCF	95
Metallurgical Recovery Factor	%MetRF	93
(1) Open pit (2) Underground
Estimation
Serra Grande Mineral Reserve is estimated using the Mineral Resource and by applying modifying factors based on historic performance. The gold price, projected operational performance and costs, as well as metallurgical recoveries, are taken into consideration in determining the Mineral Reserve.

The open pit Mineral Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, minimum width, MCF, operating factors (dilution, recovery), stripping ratio, relevant cut-off grades and modifying factors for reporting the Mineral Reserve.

A cut-off grade analysis at $1,200/oz was used to determine a full grade ore stope grade of 2.00g/t for the underground mine.

Underground stope designs were updated from the previously reported Mineral Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution and ore loss were applied to obtain the reported Mineral Reserve.

Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered at the Serra Grande mines, and have been updated as the project has developed.

Conclusion
There is no significant risk or uncertainty in the Mineral Resource and Mineral Reserve estimate at Serra Grande.

An independent external Mineral Resource and Mineral Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output.

Map showing Serra Grande planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Serra Grande, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

Insert: Total mining lease area
0
15
30
Km
Mine village
Crixás City
Santos Reis
Corpo Baru
Pequizão/
Mina Nova Portal
Angicao
Angicao
Mina III Portal
Corpo V
Mine III
Corpo V Sul
Palmeiras Portal
Palmeiras
Licences
Mining
Exploration
Exploration application
Mine Infrastructure
Pits
Plant
TSF
Underground access
Planned Infrastructure
Pits
Waste Dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N
Plant centroid Co-ordinates
14°34'25"S, 49°58'04"W
0
0.4
0.8
1.2 Km

USA

AngloGold Ashanti North America Inc manages the Silicon greenfields project, which is located in an emerging district in southern Nevada with significant potential.

The Silicon project is an exploration stage property 100% owned by AngloGold Ashanti. The Silicon project is located approximately 12km east of the town of Beatty in Nye County, Nevada, United States of America. The Silicon project is the most advanced of AngloGold Ashanti’s exploration properties within the Beatty District, an area with a long history of gold mining. A maiden Mineral Resource at Silicon totaling 3.4Moz is declared in 2021. A recently completed conceptual study supports potential for Silicon as an open pit operation amenable to heap leach processing. Planning is underway for PFS studies at Silicon in 2022.

As at 31 December 2021, AngloGold Ashanti had entered into a definitive arrangement agreement (dated as of September 13, 2021) to acquire all the issued and outstanding common shares of Corvus Gold. The acquisition was completed on 18 January 2022. This will add the development stage North Bullfrog project and exploration stage Mother Lode project into the AngloGold Ashanti North America portfolio, which in combination with Silicon and other exploration targets, provides the opportunity to develop a world-class operational cluster within the Beatty district.

SILICON

Property description
The Silicon project is an exploration stage property 100%, with no Mineral Reserve declared, owned and managed by AngloGold Ashanti. A conceptual study was completed in September 2021 and supports the reporting of a maiden Mineral Resource.

Location
The Silicon project is located approximately 12km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains sub-district, of the Bullfrog Hills-Bare Mountains District.

The Bullfrog Hills-Bare Mountains District is an historic mining centre that produced more than 3Moz of gold and 4Moz of silver, primarily from the Barrick-owned Bullfrog pit (2.6Moz gold, 4.2Moz silver). Exploration drilling undertaken by AngloGold Ashanti to date has delineated significant gold mineralisation at the Silicon project, characterised as an epithermal system hosted in volcanic rock units.

Geology
The Silicon project lies within the southern extension of the Walker Lane trend and overlies the far-western margins of the southwestern Nevada volcanic field (“SWNVF”). The SWNVF comprises an overlapping complex of calderas (Timber Mountain Caldera Complex) about 30km to the east of Silicon, that developed between 15 and 11Ma.

The geology of the Silicon project comprises a stack of ignimbrite sheets, cut by complex listric faulting. Mineralisation occurred at ca.11.6Ma in the hiatus between large scale ignimbrite events, in apparent association with rhyolitic volcanism. Silicon is interpreted as an epithermal high-level expression of a magmatic-derived advanced argillic alteration system. Actual gold deposition appears to have occurred under less acidic and low to intermediate sulphidation conditions.

Mineralisation at Silicon exhibits a strong vertical control and is strongly associated with the emplacement of hydrothermal breccias whose matrix is composed of black quartz-pyrite or in quartz +/- pyrite veinlets zones. Pre-existing subvertical faults, particularly centres on the Silicon-Tramway fault system, strongly controlled the emplacement of the hydrothermal breccias and quartz +/pyrite veinlet zones. A stratigraphic control on mineralisation is at best a second order feature; the overwhelming control to mineralisation appears to be structure.

History
Silicon was first presented to AngloGold Ashanti in early-2016 with the earn-in Option Agreement with then-owners Renaissance Gold Inc. (“RenGold”) signed 21 June 2017. The agreement gave AngloGold Ashanti an option to acquire a 100% interest in the project through total payments of $3m to RenGold over three years. This option was fully exercised on 3 June 2020, with RenGold maintaining a 1% NSR on a defined area of interest on the Silicon project. On 18 August, RenGold announced that, subsequent to their merger with Evrim Resources Corp., the newly combined company would be re-named as Orogen Royalties Inc.

The Silicon project area is currently comprised of a block of 949 unpatented mining claims on federally owned public lands, administered by the Bureau of Land Management (“BLM”). The initial land holding comprised 277 unpatented mining claims under Renaissance Exploration Inc., a subsidiary of Renaissance Gold Inc. Subsequently, AngloGold Ashanti has completed three phases of claim staking, contiguous to the original claim package, for an additional 672 unpatented mining claims.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—United States of America—AngloGold Ashanti’s rights and permits”.

Mining method
The Silicon deposit is generally a large low-grade deposit, with a smaller high-grade core (expanding at depth). The nature of the Silicon orebody lends itself to conventional large scale open pit mining, which was the mining method chosen for the conceptual study. Conventional drill and blast would be followed by conventional load and haul, using a combination of large-scale hydraulic shovel or excavator and rigid body dump trucks. The material mined would be transported to the ROM stockpile, where it would be either tipped directly into the crusher or stockpiled to be fed at a later time.

Operational infrastructure
The Silicon project area currently has minimal infrastructure on site, as it is an exploration area. Current access roads are unsealed, and will require upgrading prior to commencing the project. The Silicon project is located in Nevada, which has several large mining operations currently in production, and as such provides access to all required major mining and processing equipment. The transport infrastructure in Nevada is very well established and maintained.

The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

The Property, Plant, and Equipment as of the end of December 2021 had a carrying value of less than $1m.

Mineral processing
Nevada has a strong presence of heap leach operations, while some ores are refractory and require more complex process flowsheets. Three broad flowsheets were evaluated in the conceptual study to cover the extremes of capital, operating costs and level of complexity. These included heap leaching (ROM and crushed leach); conventional milling and leaching, and finally; milling with a float-fine-grind leach circuit. Both milling options included gravity recovery.

An extensive metallurgical program tested the recovery response of ores from four main alteration or weathering ore types. A few P100 44mm crushed leach column tests were conducted on PQ core to inform on the potential recovery for a ROM heap leach. The estimated gold recovery displayed lower recoveries, albeit at the lowest cost. A crushed leach with a P100 of 12.5mm achieved the best economic result, where recovery was improved for a moderate increase in costs. The conventional leaching and float-fine-grind options had further improved recoveries, but these were over-shadowed by larger increases in cost. The 12.5mm crushed leach option provided the best outcome at the conceptual study level and was selected as the preferred case for the study.

Qualified Persons

Silicon	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Derek Nicholson	AusIMM	306185	19 years	BSc (Geology), Postgraduate Certificate (Geostatistics)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Silicon at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported. There is no Mineral Reserve for Silicon at the end of the Fiscal Year ended 31 December 2021.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Silicon	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	2.03
Waste mining cost	$/tonne mined	2.03
Processing cost	$/tonne treated	3.82
Closure cost	$/tonne treated	0.12
Rehandling cost	$/tonne treated	0.80
Fixed cost	$/tonne treated	0.38
G&A	$/tonne treated	0.50
Other Parameters
Metallurgical Recovery Factor	%MetRF	56-82(1)
Slope angles	degree	43-54(1)
Mineral Resource cut-off grade	g/t	0.14-0.21(1)
Mineral Resource price	$/oz	1,500
(1) Vary according to rock / ore type

Estimation
The estimation of the Mineral Resource considers a geological mineralisation model consisting of three zones based on geological alteration and gold grades, these are: a high-grade zone of over 1.0g/t of gold, a low-grade zone of between 0.35g/t and 1.0g/t of gold, and an outside zone of less than 0.35g/t that is modelled to estimate metal to define dilution or waste zones. The composites are created at the average of the sampling support and are 2m for each of the three zones. A contact analysis was conducted between high-grade and low-grade zones and supported a soft-boundary approach for the estimation that allows interaction inside and outside the contact for 3m (two composites). For the outside zone, the estimation is based only on samples outside the 0.35g/t low-grade contact.

Exploratory data analysis was completed for each geological domain has exploratory data analysis completed to define the capping, variography and estimation parameters. The high-grade zone was capped at 50g/t which is 99.69% of the distribution. The low-grade zone was capped at 20.8g/t which is 99.92% of the distribution. The outside zone was capped at 1.83g/t which is 99.97% of the distribution.

All estimation was done utilising ordinary kriging, into a parent cell of 20 x 20 x 10m. The interpolation parameters are based on the exploratory data analysis and Quantitative Kriging Neighbourhood Analysis (“QKNA”) which defines the final parameters. For the high-grade zone, the estimation search reflects the range of variography of 110 x 80 x 12m. The same approach was followed for the low-grade zone, with a search of 135 x 79.5 x 87m. Both zones are estimated using a minimum of six samples and a maximum of 128 samples within angular sectors, to enhance the grade tonnage curves and swath plot validations.

For the outside zone, a more continuous variogram was obtained, but to avoid extended lateral extrapolation the search volume was defined as 282 x 141 x 100m. The maximum estimated distances respect the search volume distances for the three geological zones and there are no zones where attributed grades are out of an estimated value. An insignificant number of negative grades estimated were replaced by average grades.

Conclusion
Identified significant risks or uncertainties in the Mineral Resource estimate can all be mitigated with further work if properly managed. Given the exploration stage of the project, a number of risks, uncertainties and opportunities, are evident in the confidence of the known orebody and potential for upside at Silicon and in the surrounding area. Similarly, metallurgical characteristics and variability require further investigation. Mining rate is an area of notable opportunity, as are selectivity studies. Environmental and permitting risks are mainly associated with potential delays to project progression and as such permitting remains on the critical path.

Map showing Silicon planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Silicon. The coordinates of the mine, as represented by the Silicon pit, are depicted on the map and are in the UTM coordinate system.

Beatty
Silicon pit centroid co-ordinates
36°57'26"N, 116°38'45"W
0
1.5
3
4.5
Km
N
Legend
Unpatented Mining Claims
Silicon Claims Block
Other AGA Claims
Planned Infrastructure
Pits
Plant
Leach Pad
Waste Dumps
Settlement
Towns
Roads
Main
Secondary

COLOMBIA
AngloGold Ashanti Colombia has three greenfields projects: La Colosa, Quebradona and Gramalote.

The Gramalote joint operation (AngloGold Ashanti, 50% and B2Gold, 50%, with B2Gold being the manager), is situated in the Department of Antioquia, 124km northeast of Medellin and is currently managed by B2Gold.

Nuevo Chaquiro, wholly owned and managed by AngloGold Ashanti, is a significant copper-gold porphyry located within the Quebradona project. The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60km southwest of Medellin.

The wholly owned and managed La Colosa project is currently under force majeure until the necessary environmental permits are issued.

GRAMALOTE

Property description
Gramalote is a joint operation between AngloGold Ashanti (50%) and B2Gold (50%), with B2Gold being the manager, through the managing company Gramalote Colombia Limitada. The project’s Mineral Resource comprises ounces from three orebodies, namely Gramalote Central, Monjas West (also referred to as Monjas), and Trinidad. The property is currently an exploration stage project with no Mineral Reserve declared.

Location
The Gramalote property is located near the towns of Providencia and San Jose del Nus within the municipality of San Roque in northwest Department of Antioquia, Colombia. It is approximately 230km northwest of the Colombian capital of Bogota and 124km northeast of Medellin, which is the regional capital of the Antioquia Department.

Geology
The Gramalote deposit is an intrusive hosted, structurally controlled, quartz stockwork system. Mineralisation is controlled by northeast to southwest trending strike-slip shear zones, north-northwest to south-southeast trending extensional shear zones and dilational fractures. Gold mineralisation is associated with stockwork veining and in particular quartz with fine pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins.

Alteration occurs as both broad zones and narrow selvedges around veins. The intensity of the alteration is directly related to both the frequency of veins and their size. The wider the vein, the wider the alteration selvedge, ranging from a few millimetres around isolated veinlets to tens of centimetres around thick veins. In zones of stockwork, or where several veins are close enough to merge their selvedges, the alteration halo is wider. The potassic alteration event is associated with Type I and Type II veins and it is characterised by a selvedge of K-feldspar with disseminated pyrite. The white-mica event is characterised by a less pervasive distribution than the potassic event and it is restricted to selvedges of a few centimetres wide around the Type III veins (quartz, calcite, white mica, pyrite and chalcopyrite). It is not associated with wide veins, and it does not carry high gold grades.

Mineralisation is closely linked to alteration and is therefore structurally controlled. The mineralisation is vein hosted, either in sheeted veins or in local stockworks. Three stages of mineralisation are identified and associated with vein and alteration types:
•Quartz-calcite-pyrite is an assemblage of fine-grained quartz and calcite with very fine-grained pyrite. This vein type generally does not contain gold.
•Quartz-pyrite-chalcopyrite gold is the most important gold host, typically associated with K-feldspar (potassic) selvedges where gold occurs within fractures in pyrite, along with chalcopyrite.
•Quartz-calcite-white mica selvedges where veining is commonly barren but can show moderate gold grades (up to 20g/t).

History
Gramalote comprises one integrated exploitation concession and one exploration concession which was granted in June 2019. The first, the 14292 concession totalling 8,720.71ha, expires on 3 April 2043 and contains the Gramalote and Monjas anomalies. The second is the 4894 concession which is 2,292.81ha and hosts the Trinidad anomaly. This concession was granted on 12 June 2019 and has an overall duration of 25 years.

In 2016, the project received its environmental permit from Colombia's National Environmental Licensing Authority (“ANLA”), its environmental permit and its construction permits from the Secretary of Mines, in order to operate for the LOM. Both permits are associated to the concession 14292, pending the resettlement of communities and the formal start of construction activities.

According to Colombian mining law, the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 20-year period. Under Colombian mining law, producing mines are subject to a federal royalty of 4% on 80% of the value of gold and silver production. Thus Gramalote’s net royalty is 3.2% on gold and silver production.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia—AngloGold Ashanti’s rights and permits”.

Mining method
Gramalote is a surficial low-grade gold deposit suitable to be operated as a conventional open pit truck and shovel operation. Standard open pit mining equipment has been selected, with conventional drilling, blasting, loading and hauling using a combination of large-scale hydraulic shovel or excavator and rigid body dump trucks. The material mined would be transported to be either tipped directly into the crusher or stockpiled at the ROM stockpile to be fed or treated later. A PFS concluded that the project is suitable to be mined as a conventional open pit, with a strip ratio of approximately 2.5:1, and an average mining rate of 47Mtpa (max 60Mtpa). The LOM is estimated at 14 years (plus one year of pre-stripping).

Operational infrastructure
Key infrastructure planned includes: a TSF, waste rock facility, site water management, a creek diversion, roads and bridges, central workshop, offices and camp, and a process plant. Power is expected to be supplied from the national power grid. Access is through a national road.

The Property, Plant, and Equipment as of the end of December 2021 including land, buildings & mine infrastructure, greenfields capitalised exploration and assets under construction had a carrying value of $55m (reported as attributable, 50% owned by AngloGold Ashanti).

Mineral processing
A range of treatment options for sulphide ore were investigated in previous studies, including whole ore leaching, heap leaching and a float leach process. The float leach process was selected as offering much better economics.
While the metallurgical design may change in the enhanced FS, the PFS design is as follows:
•Processing by two parallel semi-autogenous grinding streams, one treating 11.3Mtpa of sulphide ore and the other 4.1Mtpa of oxide ore, switching to sulphide once the oxide is exhausted
•Gold recovery post milling by flotation and concentrate leach in two separate circuits for sulphides and oxides
•Conventional tailings deposition

Qualified Persons

Gramalote	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Tom Gell	AusIMM	211795	30 years	BSc (Geology), BSc Hons (Geology)
Mineral Reserve	Romulo Sanhueza	AusIMM	211794	24 years	BSc Eng (Mining)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Gramalote at the end of the Fiscal Year ended 31 December 2021 based on $1,400/oz. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported. There is no Mineral Reserve for Gramalote at the end of the Fiscal Year ended 31 December 2021.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Gramalote	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	2.55
Waste mining cost	$/tonne mined	1.79
Processing cost	$/tonne treated	5.85
G&A	$/tonne treated	2.58
Other Parameters
Metallurgical Recovery Factor	%MetRF	82-95(1)
Slope angles	degree	27.4-57.6(1)
Mineral Resource cut-off grade	g/t	0.13-0.17(1)
Mineral Resource price	$/oz	1,400
(1) Vary according to rock/ ore type and area Note: A royalty is also considered estimated at 3.2% of the selling price (80% of 4% of the selling price).

Estimation
For the 2017 PFS, results from approximately 145,000m of drilling (87,900m at Gramalote Central, 11,250m at the Trinidad area and 17,850m at Monjas West area) were used to support the estimation of the Mineral Resource. Mineral Resource modelling was performed using a geological model based on alteration, vein abundance and gold grade. Assay gold grades were composited to 2m down-hole intervals and outliers were capped based on the distribution observations using probability plots for each estimation domain. LUC was used to estimate block grades and quantify the effect of selective mining.

As drill assays are still pending for some of the drilling completed in 2021, the updated Mineral Resource model update is not yet complete and hence it has not yet been incorporated into the Mineral Resource statement which continues to use the 2017 AngloGold Ashanti PFS model.

Mineral Reserve
Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Gramalote
Category	Proven	Probable	Total
Previous Year	—	1.723	1.723
Depletion	—	—	—
Exploration	—	—	—
Methodology	—	—	—
Price	—	—	—
Cost	—	—	—
Geotechnical	—	—	—
Metallurgical	—	—	—
Operational	—	—	—
Acquisition / Disposal	—	—	—
Other	—	(1.723)	(1.723)
Current Year	—	—	—
Net Difference	—	(1.723)	(1.723)
% Difference	—	(100)	(100)
The Mineral Reserve has not been quoted on the New York Stock Exchange (“NYSE”) due to the uncertainty of using Inferred Mineral Resource in generating the Mineral Reserve and due to differences in the Mineral Resource estimate between the joint operation partners. AngloGold Ashanti are currently incorporating additional drilling into a revised model and have not reached agreement with the joint operation partner and thus no Mineral Reserve will be published.

Conclusion
The low-grade Inferred Mineral Resource estimate has low confidence and therefore represents a high-risk part of the Mineral Resource estimate due to the broad drill spacing. As a risk mitigation action, grade control test blocks were drilled to confirm short-scale continuity, mineralisation geometry and geological contacts. In November 2019 a 40,000m drilling program commenced across the anomalies to reduce risk and verify projected upside. The results of this became available during 2021, and as a result additional specific areas were targeted for supplementary drilling. The results to this latest drilling is expected in quarter one of 2022 which will be used to update the Mineral Resource model and the economic studies for the project.

Poor digitising practices by the Colombian authorities of the 11 original licences that make up the main mining licence concession (14292), have created slithers of open ground that cross the Gramalote deposit. These have been claimed by a third party (Zonte Metals). While AngloGold Ashanti believes that Zonte does not have a valid claim, Zonte is proceeding with legal action against the Secretaria de Minas (Secretary of Mines) for the Department of Antioquia, for not titling an exploration application for the open ground.

A number of Mineral Reserve estimate risks or uncertainties have been recognised, all of which have detailed risk mitigation strategies in place, including:
•Artisanal miners within the project footprint area that are being formalised at arm's length using Government agencies that guide, fund and regulate their activities
•The 2018 baseline study identified 271 social economic units that may have to be relocated and resettled

The land acquisition process has been successful. A total of ~3,132ha has been acquired (63.6%), 567ha in promise of sale, and 635ha under special acquisition process. The total land pending to be acquired amounts ~590ha (12%).

Map showing Gramalote planned infrastructure and licences
Map showing Gramalote project planned infrastructure and licenses, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the planned pit, are depicted on the map and are in the UTM coordinate system.

Insert: Total mining lease area
0
0.75
1.5
Km
to San Roque
4894
Trinidad
Providencia
Gramalote
Monjas
4894
San José
del Nus
Cristales
ML 14292
4894
N
0
1
2
3 Km
Planned plant centroid
Co-ordinates
06°30'00"N, 75°00'00"W
Licences
Mining Licence
Exploration Licence
Planned Mine Infrastructure
Pits
Plant
Tailling
Waste Rock Facility
Settlements
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

LA COLOSA

Property description
La Colosa is an exploration project that is wholly owned and managed by AngloGold Ashanti. It is in its fifth year of force majeure and as a result the project is on hold. La Colosa is an exploration stage project with no Mineral Reserve declared.

Location
The project is located 150km west of the Colombian capital city, Bogota, and 30km west of the major town of Ibague, which is the capital of the Tolima Department and the location of local government entities monitoring the project.

Geology
The porphyry gold deposit deposit forms part of what is generally known as the Middle Cauca Metallogenic Belt. The best known porphyry (Cu-Au, Au-Cu, Au) and intermediate sulphidation Au-Ag deposits in the Middle Cauca Metallogenic Belt are the Marmato and the Buritica mining operations. Advanced exploration studies exist for the Quebradona, the Titiribi, and the La Mina deposits.

The La Colosa porphyry complex consists of three intrusive stages: the early, the intermineral, and the late-stage magmatic event. The complex exceeds 3km2 in areal extent. The U-Pb ages obtained range between 7.4Ma and 8.5Ma indicating the emplacement of the early, intermineral and late intrusive porphyry stocks occurred during a very short time span of about 1.1Ma. The emplacement of the La Colosa and San Antonio porphyry stocks caused contact metamorphism that transformed the proximal country rocks into hornfels. Recent volcanism in the Central Cordillera accounts for an ash cover varying between 0.5m and 15m thick. The source is the Cerro Machin stratovolcano, located about 17 km to the east of the La Colosa project site.

The La Colosa porphyry gold deposit has nine defined broad hydrothermal alteration assemblages: sodic-calcic alteration, potassic alteration, quartz-sericite alteration, sericitic alteration, chloritic alteration, propylitic alteration, intermediate argillic alteration, silicification, and supergene argillic alteration. Eight types of porphyry veinlets have been recognised: early biotite veinlets, A-type veinlets, B-type veinlets, M-type veinlets, N-type veinlets, AC-type veinlets, S-type veinlets, and D-type veinlets The veinlets occur in the early, intermineral and late porphyries, as well as in the schistose wall rock. In addition, there are veinlets representing a younger, late or post-porphyry event. Gold occurs predominantly as native gold, as electrum, and in minor quantities as gold tellurides and gold-silver tellurides. Gold occurs as isolated grains and as inclusions or fracture fillings in pyrite, pyrrhotite, and silicate minerals such as feldspar and quartz.

History
Mineralisation at La Colosa was discovered by AngloGold Ashanti’s Colombian greenfields exploration team in 2006. Drilling commenced in 2007 and a conceptual study was completed in 2008.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia—AngloGold Ashanti’s rights and permits”.

Mining method
The project is still under development and a number of options were being investigated before force majeure was declared. Open pit mining (with potentially minor underground mining) is the preferred mining method. Initial sensitivity studies for annual throughputs ranging from 6Mtpa to 26Mtpa have been carried out. Geotechnical studies for pit designs are at advanced PFS level and pit hydrogeology is at an initial PFS level according to the company standards. The earlier mining studies have used pit optimisations for different gold prices, however, did not advance to more detailed open pit designs.

Operational infrastructure
Currently, the project has field infrastructure that supports access to the Mineral Resource with roads, accommodation, and office and surface infrastructure for pre-logging and organisation of the drilling core. There is a core shed facility in the city of Ibague where geological and geotechnical logging are performed. However, all work has stopped.

The Property, Plant and Equipment as of the end of December 2021 including land, buildings and mine infrastructure and greenfields capitalised exploration costs had a carrying amount of $17m for La Colosa and $1m for Kedahda consolidated.

Mineral processing
The project is currently at an early stage however flotation of sulphide ore is being considered as a treatment option.

Qualified Persons

La Colosa	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Rudolf Jahoda	AusIMM	990544	28 years	MSc (Mining Geology), PhD (Geology)

Exploration
No exploration occurred at La Colosa.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for La Colosa at the end of the Fiscal Year ended 31 December 2021 based on $1,400/oz. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported. There is no Mineral Reserve for La Colosa at the end of the Fiscal Year ended 31 December 2021.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grade and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

La Colosa	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	2.1
Waste mining cost	$/tonne mined	2.3
Processing cost	$/tonne treated	8.98
G&A	$/tonne treated	1.74
Other Parameters
Metallurgical Recovery Factor	%MetRF	82.2-87.3(1)
Slope angles - Hangingwall	degree	34-50(1)
Mineral Resource cut-off grade	g/t	0.35
Mineral Resource price	$/oz	1,400
(1) Vary according to rock / ore type

Estimation
At La Colosa, approximately 148,062m of drilling supports the estimation of an Indicated Mineral Resource. Gold grades were estimated using ordinary kriging, which was performed into a block size of 50 x 50 x 10m using wireframed lithological domains in a grade-based mineralisation envelope. Estimates were also undertaken for the waste surrounding the mineralisation.

All available geological drill holes, surface sampling and mapping information was validated and used in the modelling process.

The La Colosa Mineral Resource is reported at a cut-off grade of 0.35g/t and it has been classified on the basis of kriging variance related to drill hole spacing.

Conclusion
The La Colosa project is currently at an early project stage and has identified a number of possible technical options all of which are capital intensive. The political risks associated with the mining industry in Colombia, specifically in the Tolima Department, must also be considered in the estimation of the Mineral Resource. The delineation of the Los Nevados Páramo by Resolution 1987 in November 2016 is considered a risk or uncertainty in the Mineral Resource estimate and it is currently being contested. This puts 13.99Moz of Mineral Resource at risk. The failure to grant environmental permits for site operations has hampered progress and it is the reason that force majeure was accepted by the government.

Map showing La Colosa planned infrastructure and licences
Map showing La Colosa project planned pit and licenses. The coordinates of the mine, as represented by the pit, are depicted on the map and are in the UTM coordinate system.

to Calarca
La Linea Tunnel
Licences
Exploration
Planned Mine Infrastructure
Ore limit (0.5 ppm Au)
Pit
Settlements
Villages
Roads
Main
Secondary
Tunnel
N
Cajamaca
Tunnel de La Linea
exclusion zone
EIG-163
0 1 2 3 Km
Pit Co-ordinates
4°27'47"N, 75°29'31"W

QUEBRADONA

Property description
The Quebradona project was previously a JV between AngloGold Ashanti and B2Gold, and completed a conceptual study (2016) as well as a PFS (2018), which supported the reporting of a maiden Mineral Reserve.

The Nuevo Chaquiro deposit that is part of Minera de Cobre Quebradona Project completed a FS in 2021, however the Environmental Impact Assessment (“EIA”) was not approved by the ANLA in 2021. A work plan to address the issues raised by ANLA is being developed and it is expected that this will take 18 to 24 months to complete. During this paused time period additional work will be done on the project. During 2019, B2Gold participation dropped below 5% which triggered AngloGold Ashanti becoming the 100% owner and manager and B2Gold holding reverting to a Net Smelter Return (“NSR”). B2Gold holding will be entitled to a Royalty equal to 2% of the Net Profit generated from the sale of any Product.

Five main targets have been identified in the exploration work, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela and La Sola. Nuevo Chaquiro is the most advanced of the targets and the sole mineral deposit considered in the FS and licensing process. Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of five known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011 with more than 75km of drilling. Quebradona will be a copper mine with gold and silver as by-products and is at a development stage.

Location
The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60km southwest of Medellin and is a 104km commute using the national highway.

Geology
Nuevo Chaquiro is a typical porphyry copper deposit with large tonnes and low-grade, with gold, molybdenum and silver by-products. The structural setting facilitated the rise of intrusive bodies through the volcaniclastic sequence of the Combia formation.

The Nuevo Chaquiro deposit consists of Miocene-aged diorite, quartz diorite dykes and thin vertical stocks intruding a thick succession of andesitic tuffs and volcaniclastic rocks of the Miocene-age (6 to 10Ma) belonging to Combia formation. The Combia formation fills a large pull-apart basin within the prospective middle Cauca belt of central Colombia. Depth to mineralisation from the surface is around 150 to 400m from northeast to southwest. Typical copper porphyry alteration zonation is evident with a high temperature, potassium silicate central zone (biotite, magnetite, chalcopyrite, and molybdenite), which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite, tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lesser copper, gold and molybdenum values.

History
Exploration was carried out from 2004 by AngloGold Ashanti and then from 2006 to 2009 by B2Gold. In 2010 AngloGold Ashanti took management control and focused its exploration effort on Nuevo Chaquiro. In 2014 a conceptual study was initiated which resulted in a declaration of a maiden Mineral Resource in that year. A PFS was completed in January 2019 and a FS completed in 2021. The FS review raised several points which will be addressed during the pause period caused by the delay in the environmental permitting.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia—AngloGold Ashanti’s rights and permits”.

Mining method
The Quebradona project is a greenfields site having completed an initial FS in 2021 which is expected to be formally approved following the granting of the environmental and mining licenses that supports the preferred mining method of sub-level caving to extract the ore deposit from underground. The optimised mine design consisting of a revised mining layout and mine schedule is based on the 2021 Mineral Resource model. With the application of operating factors, the relevant cut-off grades, and modifying factors the December 2021 Mineral Reserve is then estimated.

FS level test work confirmed that the ore will be treated by a typical porphyry copper flotation circuit producing a copper and gold concentrate from processing approximately 6.2Mtpa underground ore over a 23-year operating period. The FS proposes a processing circuit that includes primary crushing underground, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger flotation for all elements (copper, gold, silver as well as pyrite), followed by regrinding the concentrate and cleaning using a mix of column and mechanically agitated cells.

Operational infrastructure
The project is close to an existing highway, state and rural roads, and high voltage or medium voltage power infrastructure. The planned underground infrastructure consists of a twin adits to access the orebody and number of internal vertical ore passes that gravity feeds to the main ore transfer level. The material will be transferred to the main internal crusher by load and haul dump vehicles.

Crushed material will then be transferred downhill to surface via a 6km conveyor, in a dedicated adit to a single coarse ore stockpile.

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, land, buildings and mine infrastructure, greenfields capitalised exploration and assets under construction had a carrying value of $125m.

Mineral processing
Metallurgical studies completed during the FS have confirmed the different ore types present in the orebody can be treated by a typical porphyry copper flotation circuit to produce a copper and gold concentrate. Ore extracted from the sub-level cave is crushed underground where waste debris and tramp metal is removed before loading onto the 6km underground conveyor system for delivery to the surface processing coarse ore stockpile with a 24-hour live capacity (approximately 21,300t).

The processing circuit includes underground primary crushing, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger flotation for all elements (copper, gold, silver as well as pyrite), followed by regrinding of the concentrate and cleaning using a combination of column and mechanically agitated cells. The majority of the pyrite in the ore reports to the cleaner circuit tails and will be stored in a lined and eventually sealed impoundment within the TSF to avoid any potential acid rock drainage from the bulk high volume rougher tails.

The Quebradona process plant is designed to treat approximately 6.2Mt of material annually to produce copper concentrate over a 23-year operating period. Molybdenum is present in the ore and is not planned for recovery in the initial stages of production.

Qualified Persons

Quebradona	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Pablo Luis Noriega	AusIMM	315688	23 years	BSc Hons (Geology)
Mineral Reserve	Andrew McCauley	AusIMM	223692	17 years	Graduate Dip (Mining)

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Quebradona at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz. Refer to Table 1b to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the copper Mineral Resource (exclusive of Mineral Reserve) for Quebradona at the end of the Fiscal Year ended 31 December 2021 based on $3.50/lb. The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional on costs and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Mineral Resource parameter summary - Quebradona
Parameter
Commodity prices - unit	Cu $/lb	Au $/oz	Ag $/0z	Mo $/lb
Commodity prices - value	3.50	$1,500	25.15	12
Metallurgical Recoveries - unit	Cu %	Au %	Ag %	Mo %
Metallurgical Recoveries - value	93.6	58.6	83.65	34.1

Parameter
Costs - unit	Costs - value
Mining cost $/t	8.32
Processing cost $/t	11.98
G&A (owner cost) $/t	3.03
TSF $/t	2.27
Closure $/t	0.3
Environmental compensation $/t	0.11
Environmental compensation general $/t	0.06
Exploration cost $/t	0.11
Social payment $/t	0.46
Severance payment $/t	0.26
Total for break even cut-off $/t	26.9

Estimation
Estimation uses industry standard ordinary kriging to determine grades. The estimate validation is done graphically on a section by section basis comparing the block model to drill hole geological data, swath plots and statistical comparisons using average samples and average grade block comparisons are also used. New models are compared to old models to check changes. Gaussian anamorphosis with a change of support is used to check global grade-tonnage curves

The parent block size for estimation used is 40 x 40 x 20m with the overall drill spacing being approximately 80 x 80m. Typical searches are from 135m to 286m (typical for copper in high and low-grade respectively).

Estimation is done into different domains which are joined post estimation. Two domains for copper, one for molybdenum, two for sulphur and one for high-grade gold to the west are estimated.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Quebradona at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz. Refer to Table 2b to Paragraph (b) prepared in accordance with Regulation S-K 1300 (229.1303 (Item 1303)) that summarises the copper Mineral Reserve for Quebradona at the end of the Fiscal Year ended 31 December 2021 based on $2.90/lb.

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grade and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - copper (Mlb) and gold (Moz)

as at 31 December 2021	Quebradona - copper (Mlb)			Quebradona - gold (Moz)
Category	Proven	Probable	Total	Proven	Probable	Total
Previous Year	—	3,105	3,105	—	2.486	2.486
Depletion	—	—	—	—	—	—
Exploration	—	—	—	—	—	—
Methodology	—	145	145	—	0.113	0.113
Price	—	—	—	—	—	—
Cost	—	—	—	—	—	—
Geotechnical	—	—	—	—	—	—
Metallurgical	—	—	—	—	—	—
Operational	—	—		—	—
Other	—	—	—	—	—	—
Acquisition / Disposal	—	—	—	—	—	—
Current Year	—	3,250	3,250	—	2.599	2.599
Net Difference	—	145	145	—	0.113	0.113
% Difference	—	5	5	—	5	5

Result of an update in the Mineral Resource model due to three new drill holes, in addition to revised Mineral Reserve classification based on conditional simulation.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Quebradona
Primary Commodity Price(1)	$/lb	2.90
Exchange Rate	$/COP	3,208
Cut-off grade	NSR$/t(2)	30
Percentage Tonnes Dilution	%	4.14
Cu dilution	%	0.34
Au dilution	(g/t)	0.23
Ag dilution	(g/t)	2.13

Cu Mine Call Factor	% MCF	100
Cu Metallurgical Recovery Factor	(%MetRF)	93.6
Au Metallurgical Recovery Factor	(%MetRF)	58.6
Ag Metallurgical Recovery Factor	(%MetRF)	83.6
(1) Primary commodity is copper. Gold price used is $1,200/oz. By-products prices include $18.67/oz for silver. (2) Net Smelter Return $ per tonne

Estimation
The underground Mineral Reserve is based on the most economic portions of the Mineral Resource model contained within a predetermine minable boundary based on a $30/t NSR cut-off grade that takes into account mining factors and mill recovery assumptions. The mining shapes are based on Measured and Indicated Mineral Resource with a portion of external material to provide an in situ $48/t NSR for project capital payback and $26/t NSR breakeven grade for processing of development waste.

Conclusion
Several risks or uncertainties have been identified in the estimation of the Mineral Resource and Mineral Reserve, which if properly managed can be mitigated. Lateral contacts of the high-grade mineralisation could vary as new information is obtained and supports a progressive drilling campaign to obtain new information well in advance of approving the final development design. Security risk to the Mineral Resource and Mineral Reserve estimate is considered low, while Nuevo Chaquiro has a moderate seismic risk to the Mineral Resource and Mineral Reserve.

Approximately 97% of the extracted material mined within the LOM mining plan is classified as Indicated (63%) or Measured (34%) Mineral Resource.

Environmental permitting risk was manifest when ANLA did not approve the EIA in 2021 for the Nuevo Chaquiro deposit that is part of the Minera de Cobre Quebradona Project. All efforts are currently being made to address the identified shortcomings of the EIA submission, with the intent to resubmit as soon as possible.

Map showing Quebradona planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Quebradona. The coordinates of the mine, as represented by the helipad, are depicted on the map and are in the UTM coordinate system. The copper ore zone envelope of 0.45% is shown at the intersection of the ore zone at 1700 metres AMSL.

TK7-08021
TK7-08031
TK8-08021
500867
500866
502667
LHJ-15051
JLH-16215X
SDO-08122
Jerico
QEF-11131
LHJ-15053X
5881
Corregimiento de Palermo
Helipad co-ordinates
5°45'50''N, 75°44'51''W
Licences
Exploration
Exploration application
Planned Mine Infrastructure
Envelope 0.45% - 1700mts
Tunnel
Settlements
Villages
Roads
Secondary
Helipad
N
0
1
2
3
Km

AUSTRALIA

AngloGold Ashanti operates two mines and has one new project in Western Australia.

Sunrise Dam, wholly owned by AngloGold Ashanti, is located 205km northeast of Kalgoorlie and 55km south of Laverton. Gold production started at Sunrise Dam in 1997. Underground mining, carried out by a contract mining company, is now the primary source of ore for the operation, following the cessation of mining in the main Cleo open pit in 2014. Open pit mining, also carried out by a contract mining company, is currently underway at Golden Delicious, a satellite pit located 8km north of the Sunrise Dam plant. The owner-operated processing plant comprises conventional gravity and CIL circuits, with a flotation and fine grind circuit commissioned in mid-2018 to improve metallurgical recovery.

Tropicana, a joint operation between AngloGold Ashanti (70% and operator), and AFB Resources Pty Limited a subsidiary of Regis Resources Limited. (30%), is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie. The operation poured first gold in September 2013. Tropicana is a large open pit and underground operation with mining carried out by a contract mining company. The processing plant is owner-operated comprising conventional CIL technology and high-pressure grinding rolls for energy-efficient comminution. A second ball mill was added to the grinding circuit in 2018 to optimise the circuit, improve metallurgical recovery and match mine output.

Butcher Well, a JV between AngloGold Ashanti (70%) and Northern Star Resources Limited (“Northern Star Resources”) (30%), is located 20km west of the Sunrise Dam Mine and is considered as a potential satellite operation.

SUNRISE DAM

Property description
Sunrise Dam is an active underground and open pit mine that is wholly owned and operated by AngloGold Ashanti. AngloGold Ashanti conducts all brownfields exploration activities on the site and all tenements and permits are in good standing. The property is currently in a production stage.

Location
Sunrise Dam is approximately 205km north-northeast of Kalgoorlie and 55km south of Laverton in Western Australia.

Geology
Sunrise Dam is a mesothermal gold deposit located in the Archaean greenstone belts of Western Australia. The deposit is complex and structurally controlled with multiple ore zones displaying differing characteristics, from ductile shear zones to brittle stockwork complexes to intrusive hosted mineralisation. Mineralisation is typically hosted within quartz-carbonate veins with varying quantities of pyrite and arsenopyrite. Strong alteration of the country host rock is common proximal to controlling structures.

The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted. There are three dominant styles recognised:
•Shear-related and high strain e.g. Sunrise Shear Zone
•Stockwork development in planar faults with brittle characteristics (these occur in all rock types and are commonly concentrated at contacts within the volcanic stratigraphy or the porphyry margin and within hinge positions within the magnetite shales) e.g. Cosmo, Dolly and Vogue orebodies
•Placer-style mineralisation hosted within the fluvial sediments.

Gold mineralisation at Golden Delicious is hosted by a suite of granitoids, which intrude intermediate to mafic volcanic and volcaniclastic greenschist host rocks. The area has been deeply weathered, partly eroded, and blanketed by transported lateritic gravels.

History
Open pit production began in 1997 and the main pit (Cleo) completed at a final depth of 500m below surface in 2014. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. In 2021, mining commenced at the Golden Delicious satellite pit using open cut mining methods.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia—AngloGold Ashanti’s rights and permits”.

Mining method
Mining at Sunrise Dam consists of both surface and underground operations.

The underground mining is carried out by specialised underground contractors. The mining methods employed are domain-dependent and relate to the style of mineralisation. Sublevel open stoping methods are the preference in areas where bulk mineralisation occurs (GQ, Cosmo, Dolly, and Vogue). Other areas (Cos East, Sunrise Shear, and Astro) use narrow open-stoping methods. Where possible, all waste from infrastructure development is used to backfill mined stopes.

The open pit mining is also carried out by specialised mining contractors and consists of conventional drill and blast and load and haul activities, with ore stockpiled on the surface near the pit crest and overhauled to the ROM pad with the waste material reporting to external waste dumps.

Large surface low-grade stockpiles are used to supplement the mill feed.

Operational infrastructure
All required infrastructure is in place including a fully functional camp, process plant, tailings facility, gas pipeline, power plant and electrical reticulation, offices, airstrip, and road system. The underground infrastructure caters for all ventilation and dewatering needs with provisions made in the budget for extensions and upgrades.

The Property, Plant, and Equipment as of the end of December 2021 including lease assets, buildings & mine infrastructure, mining assets, mineral rights and dumps, decommissioning assets, capitalised exploration costs, assets under construction and deferred stripping had a carrying value of $213m.

Mineral processing
Processing at Sunrise Dam is via a conventional three-stage crushing or two-stage milling CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit and Anglo American Research Laboratories (“AARL”) elution used to recover the remainder. Electrowinning recovers gold from the Acacia™ reactor and eluted to produce gold doré. The plant throughput at Sunrise Dam is 4.1Mtpa.

Qualified Persons

Sunrise Dam	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	David Perkin	AusIMM	326239	13 years	BSc Hons (Geology), MSc (Geology), Postgraduate Certificate (Geostatistics)
Mineral Reserve (underground)	Cailli Knievel	AusIMM	205388	25 years	BEng (Mining Engineering)
Mineral Reserve (surface)	Joanne Endersbee	AusIMM	334537	12 years	—

Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Sunrise Dam at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz (AUD 2,072/oz). The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Sunrise Dam	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	3.25
Waste mining cost	$/tonne mined	1.04
Processing cost	$/tonne treated	19.23
G&A	$/tonne treated	3.84
Other Parameters
Metallurgical Recovery Factor	%MetRF	92
Slope angles	degree	28-59(1)
Mineral Resource cut-off grade	g/t	0.5
Mineral Resource price	AUD/oz	2,072
(1) Vary according to rock type

Sunrise Dam	Unit	Underground
Costs
Lateral development (average)	$/tonne ore mined	10.97
Vertical development (average)	$/tonne ore mined	2.40
Production	$/tonne ore mined	18.39
Material handling	$/tonne ore mined	9.36

Mine Services	$/tonne ore mined	3.79
Processing cost	$/tonne treated	19.23
Other Parameters
MSO optimising cut-off	g/t	1.65
Mineral Resource cut-off grade	g/t	1.10
Mineral Resource price	AUD/oz	2,072
Metallurgical Recovery Factor	%MetRF	83.4

Estimation
Estimation of the underground Mineral Resource uses the geological model boundaries to subdivide all drill hole data into appropriate domains. The geostatistical method of ordinary block kriging is used to estimate the Mineral Resource. High-grade restraining is used to limit the effects of outlier grade values. Dense patterns of underground RC drilling are completed prior to the final mine design, upon which, grade control models are created using conditional simulation. This allows for the probabilistic determination of the optimal mining stope configuration. Mining of the open pit Mineral Resource was completed in early 2014. Remaining stockpiled material is estimated based on detailed grade control drilling completed prior to mining. Grades were estimated by means of the conditional simulation geostatistical method.

The Golden Delicious deposit has been estimated using LUC. All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high-grade outliers. If these values are anomalous to the characteristics of the general population they are then cutback to an appropriate upper limit for the population.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Sunrise Dam at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz (AUD 1,633/oz).

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Sunrise Dam
Category	Proven	Probable	Total
Previous Year	0.543	0.607	1.150
Depletion	(0.139)	(0.104)	(0.243)
Exploration	0.166	0.257	0.423
Methodology	0.236	0.213	0.449
Price	—	0.002	0.002
Cost	(0.167)	(0.170)	(0.337)
Geotechnical	(0.056)	(0.101)	(0.157)
Metallurgical	(0.001)	(0.004)	(0.005)
Operational	0.006	0.019	0.025
Acquisition / Disposal	—	—	—
Other	—	—	—
Current Year	0.588	0.718	1.307
Net Difference	0.046	0.111	0.156
% Difference	8	18	14

The increase in the reported Mineral Reserve is due to exploration success and a revised methodology for underground stope optimisation offset by more conservative extraction ratios and increased unit costs.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Sunrise Dam
Primary Commodity Price(1)	$/oz	1200
Exchange Rate	AUD/$	0.74
Cut-off grade	g/t	0.75(2); 1.65(3)(4)
Stoping width	cm	1080(3)
Dilution	%	5.6(3)
Dilution	g/t	0.7(3)
Resource Modification Factor	%RMF based on tonnes	100
Resource Modification Factor	%RMF based on g/t	100
Mining Recovery Factor	%MRF based on tonnes	100
Mining Recovery Factor	%MRF based on g/t	100
Mine Call Factor	%MCF	100
Metallurgical Recovery Factor	%MetRF	83.4(3)(4); 92(2)
(1) The 2021 Mineral Reserve estimate reflects that the mine is two years into a three-year "growth through exploration" phase that aims to unlock the value of the asset, with Mineral Reserve growth the initial step in a move towards realising the full asset potential. The Mineral Reserve has been evaluated economically and shown to be cashflow positive at a $1,500/oz gold price, however, the inventory used to develop the Mineral Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Mineral Reserve life. (2) Open pit (3) Underground (4) Stockpile Underground

The modifying factors applied to the Sunrise Dam Mineral Reserve have been based on historic reconciliation results, where a long-term positive reconciliation trend has been identified. As a result, the applied factors can be considered aggressive when compared to the industry norms. Steps have been taken throughout 2021 to review the reconciliation data in support of maintaining the current modifying factors. This has seen a slight increase in the percentage of planned dilution compared with previous years, in combination with a reduction in the dilution grades applied. More work will be done in 2022.

Estimation
The underground Mineral Reserve has been derived from the Mineral Resource model, with the Proved and Probable Mineral Reserve consisting of that part of the Measured and Indicated Mineral Resource model deemed to be economically mineable based on reference assumptions such as price, and modifying factors such as dilution, mining losses and mill recovery. The economically mineable shapes derived from the model have been used as the basis of a detailed LOM plan that is projected to provide a margin on total cost at the planning price of $1,500/oz.

The 2021 Mineral Reserve estimate reflects the fact that Sunrise Dam is two years into a three-year “growth through exploration” phase that aims to unlock the value of the asset, with Mineral Reserve growth the initial step in a move toward optimisation through full asset potential. The Mineral Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Mineral Reserve life.

This has meant that significant marginal material was included in the plan in order to keep the plant operating at full capacity.

The Mineral Reserve has been evaluated economically and shown to be cash flow positive at a $1,500/oz gold price. It is AngloGold Ashanti's opinion that there is sufficient margin between this price and the current spot price of gold for this to define an Mineral Reserve.

Conclusion
No significant risks or uncertainties in the Mineral Resource estimate have been identified.

The complexity of the Sunrise Dam mineralisation means that the largest risk or uncertainty associated with the estimation of the Mineral Reserve is linked to the accuracy of the Mineral Resource estimate. Design risk is low as the mining methods have been practiced at Sunrise Dam for the past ten years.

An independent external Mineral Resource and Mineral Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output.

Map showing Sunrise Dam planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Sunrise Dam, with the total mining lease insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

to Laverton
Golden Delicious
Mine village
Cleo Pit
Daniel portal
GQ portal
Cosmo portal
WSZ portal
Watu portal
Lake Carey
M39/1116
to Kalgoorlie
SDGM Plant centroid Co-ordinates
29°05'35"S, 122°26'18"E
0 1 2 3 Km
Insert: Total Mining Lease area
0 15 30 Km
Licences
Mining
Exploration
Butcher Well JV Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM Pad
TSF
Waste Dumps
Underground access
Village
Roads
Main
Secondary
Airfield
Lake Carey
Insert
Total mining lease area
Map zoomed in area
N

BUTCHER WELL

Property description
Butcher Well is a JV with Northern Star Resources Limited, (AngloGold Ashanti 70%, and Northern Star Resources Limited 30%). The JV encompasses two tenement packages, Butcher Well and Lake Carey, covering approximately 339.56km2. AngloGold Ashanti also holds a significant tenement package adjacent to the Northern Star JV properties. The project is in the exploration stage, with no Mineral Reserve declared. An Inferred Mineral Resource is stated, which has been the subject of a conceptual study. The Butcher Well project is managed by AngloGold Ashanti.

Location
The Butcher Well Project is located in the Laverton district of Western Australia, 20km southwest of AngloGold Ashanti’s Sunrise Dam Gold Mine and 180km northeast of Kalgoorlie. The Sunrise Dam airstrip is approximately 70km by road from the project, with a travel time of approximately 90 minutes, on the current road going around the southern part of Lake Carey. Lake Carey is a large salt lake that covers a part of the western project area, Sunrise Dam lies to the east of the lake and the Butcher Well project lies on the western shore.

Geology
The Butcher Well Mineral Resource is an orogenic-style gold system hosted within the Laverton Greenstone Belt. The mineralisation is hosted within a basalt and is spatially associated with syenite dykes. Gold mineralisation within fresh rock principally occurs within steeply dipping north-south trending panels. Supergene gold dispersion and enrichment broadens the mineralised envelope within the near-surface saprolitic material. Much of this material has been previously exploited in shallow open pits.

History
The Butcher Well deposits were discovered in the late 1980s by Billiton Australia Gold Limited, with the original mining leases pegged in 1988. Exploration over the deposits and surrounding area continued into the early 1990s. A mining proposal was submitted in 1993 and a Mineral Resource of 255koz gold at 2.9g/t declared across the Butcher Well, Crimson Belle and Thin Lizzy deposits. In 1994, with the project under a JV between Sons of Gwalia Limited and Mount Burgess Gold Mining Company N.L., a study was undertaken by Sons of Gwalia to examine the feasibility of mining and 43koz gold was produced from the Butcher Well, Enigmatic and Hronsky pits.

Following the collapse of Sons of Gwalia in 2004, St Barbara Mines acquired all their holdings and sold on the South Laverton assets, including Butcher Well, to Saracen Mineral Holdings in 2006. Saracen continued exploration at Butcher Well, leading to several Mineral Resource and Mineral Reserve updates. In 2012 limited open pit mining was completed at Butcher Well with approximately 12koz gold produced from the Sizzler and Old Camp pits. In 2021, Saracen Mineral Holdings and Northern Star Resources merged, to form the merged entity known as Northern Star Resources Limited.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia—AngloGold Ashanti’s rights and permits”.

Mining method
As the project is still in a conceptual study phase, no mining has yet taken place as part of the current JV. Open pit mining is expected to be conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits. Underground mining is likely to be Transverse Longhole Open Stoping.

Operational infrastructure
Power is likely to be generated on-site via diesel generators. Water can be sourced from the existing flooded pits or bores. Ore material will be trucked to Sunrise Dam via existing secondary roads.

The Property, Plant and Equipment as of the end of December, 2021 had a carrying value of less than $1m due to the early stage of the project and the limited infrastructure onsite.

Mineral processing
Ore from Butcher Well will be processed at the Sunrise Dam processing plant. Processing at Sunrise Dam is via a conventional three-stage crushing, two-stage milling CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit and AARL elution used to recover the remainder. Electrowinning recovers gold from the Acacia™ reactor and eluate to produce gold doré. Plant throughput at Sunrise Dam is 4.1Mtpa, and Butcher Well ore will supplement ore production from the Sunrise Dam underground mine to maintain the mill throughput.

Qualified Persons

Butcher Well	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Mark Kent	AusIMM	203631	24 years	BSc Hons (Geology), MSc (Mineral Resource Evaluation)

Exploration
Exploration is ongoing, with a drilling campaign completed in 2021 and additional drilling likely to occur over the next few years. Exploration during 2021 targeted infill and extensions to the underground mineralisation in the Camp Zone. The project area contains a mix of recent and historical drilling. AngloGold Ashanti has completed DD and RC drilling over the areas reported as a Mineral Resource. The project is at conceptual study phase, with a move to PFS possible in 2022 or 2023.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Butcher Well at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz (AUD 2,072/oz). The Mineral Resource is reported for the first time under Regulation SK-1300 and thus no net difference can be reported. There is no Mineral Reserve for Butcher Well at the end of the Fiscal Year ended 31 December 2021.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Butcher Well	Unit	Open Pit
Costs
Ore mining cost	AUD/tonne mined	16.54
Waste mining cost	AUD/tonne mined	3.13
Processing cost	AUD/tonne treated	26.85
G&A	AUD/tonne treated	6.16
Other Parameters
Metallurgical Recovery Factor	%MetRF	79.0
Slope angles	degree	35 - 53(1)
Mineral Resource cut-off grade	g/t	0.7
Mineral Resource price	AUD/oz	2,072
(1) Vary according to rock type

Butcher Well	Unit	Underground
Costs
Lateral development (average)	AUD/tonne ore mined	35.46
Vertical development (average)	AUD/tonne ore mined	35.46
Production	AUD/tonne ore mined	58.03
Material handling	AUD/tonne ore mined	19.4
Backfill / Others	AUD/tonne ore mined	2.4
Processing cost	AUD/tonne treated	8.5
Other Parameters
MSO optimising cut-off	g/t	2.1
Mineral Resource cut-off grade	g/t	2.1

Mineral Resource price	AUD/oz	2,072
Metallurgical Recovery Factor	%MetRF	79.0

Estimation
Mineral Resource models for the Butcher Well project have been generated using the geostatistical technique of LUC. The SMU modelled was 5 x 10 x 5m with information effect applied. The data was composited to 2m down-hole lengths, with top-cuts (capping) applied to the data after examining cumulative histograms of each domain. Search distances reflected the variable data spacing in the deposit with 120 x 120 x 30m used for panel kriging. A minimum of 8 and a maximum of 32 samples was used in the estimate.

Conclusion
Butcher Well has been the focus of a conceptual study. Further exploration was completed in 2021 to further define the mineralisation. The project contains a mix of historical and new drilling. Only areas that have had follow-up drilling by AngloGold Ashanti have been reported in the current Mineral Resource estimate. Further drilling in and around the old open pits is required to confirm the mineralisation, which may represent some upside to the Mineral Resource. The fresh rock in the north of the project area is highly refractory, with low metallurgical recoveries.

No Mineral Reserve is currently declared for the project, which is in the early stages of study.

Map showing Butcher Well planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Butcher Well, with the total mining lease area shown in the top right corner. The coordinates of the mine, as represented by the Sizzler pit, are depicted on the map and are in the UTM coordinate system.

Insert: Total Mining Lease area
0
15
30 Km
to Laverton
M39/118
M39/232
M39/471
M39/119
M39/120
M39/652
M39/230
M39/165
Butcher Well North pit
Sizzler pit
Hronsky/ Enigmatic pits
Old Camp pit
M39/166
to Leonora
to Kalgoorlie
Licences
Mining
Exploration
Butcher Well JV Licences
Mining
Exploration
Mine Infrastructure
Pits
ROM Pad
Waste Dumps
Roads
Main
Lake Carey
Insert
Total mining lease area
Map zoomed in area
N
0
0.5
1
1.5 Km
Butcher Well Sizzler pit
centroid Co-ordinates
29°15'11"S, 122°19'15"E

TROPICANA

Property description
Tropicana is comprised of a number of open pits and underground mines that are operated as a joint operation between AngloGold Ashanti (70% and operator), and AFB Resources Pty Limited a subsidiary of Regis Resources Limited (30%). The property is currently in a production stage.

Location
Tropicana is located 330km northeast of Kalgoorlie and 200km east of Laverton, Western Australia. Tropicana is the first deposit discovered in this remote portion of the Great Victoria Desert.

Geology
The Tropicana deposit is hosted in an Archaen quartz-feldspathic gneiss within a major tectonic suture zone between the Yilgarn Craton and the Albany-Fraser Orogen. Mineralisation is associated with a strong hydrothermal alteration assemblage of biotite-sericite-pyrite which postdates peak granulite facies metamorphism. Mineralisation is accompanied by pyrite (2 to 8%) with accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides.

History
Open pit mining began during 2012 with first gold production occurring during September 2013. Tropicana reached the 3Moz produced milestone during the first quarter of 2020.

Underground mining commenced in 2019 at Boston Shaker after a positive FS. First stoping occurred in June 2020 and the mine achieved commercial production in September 2020. The underground mine is expected to be a significant contributor to the production profile going forward.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia—AngloGold Ashanti’s rights and permits”.

Mining method
The Tropicana Mineral Reserve is extracted in both open pit and underground mines. Mining activities are undertaken by Macmahon in an alliance partnership with AngloGold Ashanti. Open pit mining is undertaken using conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits (Havana and Boston Shaker). The total annual movement of ore and waste is approximately 91Mtpa. Underground mining uses mechanised jumbo development and open stoping methods. At peak, annual production from underground is planned to reach 1.4Mt of ore.

Operational infrastructure
All surface infrastructure facilities are in place and operational. The processing plant and TSF are operating well, consistent with design specifications. The infrastructure includes, but is not limited to water supply, processing plant, mine, dewatering infrastructure, TSF, workshops, camp facilities and airstrips. Power is supplied to the mine by on-site gas and diesel power stations, and natural gas is supplied via an APA Operations (Pty) Limited pipeline. Underground development and production is ongoing.

The Property, Plant and Equipment as of the end of December 2021 included leased assets, buildings and mine infrastructure, mining assets, decommissioning assets, capitalised exploration costs, assets under construction and deferred stripping had a carrying value of $450m (reported as attributable, 70% owned by AngloGold Ashanti).

Mineral processing
The processing plant has a current capacity of 9.3Mtpa. The crushing circuit consists of a primary gyratory crusher, feeding a set of secondary cone crushers and tertiary rolls crushers. A 14MW and 6MW ball mill in parallel completes the grinding circuit. A CIL circuit is used to extract the gold from the ore, and a standard AARL elution and recovery systems is used to form gold bars.

The power provider, Kalgoorlie Power Systems, has built a dedicated power station consisting of a combination of diesel and gas powered generators with a capacity of 48.5MW.

Qualified Persons

Tropicana	Qualified Person	Professional Organisation	Membership number	Relevant Years Experience	Qualification
Mineral Resource	Fraser Clark	AusIMM	226390	20 years	BSc Hons (Geology), Postgraduate Certificate (Geostatistics)
Mineral Reserve (surface)	Joanne Endersbee	AusIMM	334537	12 years	—
Mineral Reserve (underground)	Glen Reitsema	AusIMM	228391	8 years	BCom, BEng (Mining Engineering)
Exploration
Refer to “Item 4B: Business Overview—Exploration review”.

Mineral Resource
Refer to Table 1a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Tropicana at the end of the Fiscal Year ended 31 December 2021 based on $1,500/oz (AUD 2,072/oz). The Mineral Resource is reported for the first time under Regulation S-K 1300 and thus no net difference can be reported.

Refer to the Key Parameters under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Material Assumptions for the Mineral Resource

Key Parameters

Tropicana	Unit	Open Pit
Costs
Ore mining cost	AUD/tonne mined	4.96
Waste mining cost	AUD/tonne mined	3.73
Processing cost	AUD/tonne treated	20.42
G&A	AUD/tonne treated	3.11
Other Parameters
Metallurgical Recovery Factor	%MetRF	89.5
Slope angles - Hangingwall	degree	60
Slope angles - Footwall	degree	45
Mineral Resource cut-off grade	g/t	0.4
Mineral Resource price	AUD/oz	2,072
The open pit ore mining cost includes the over-haul from the plant. The processing cost includes an allowance for stay in business capital.

Tropicana	Unit	Underground
Costs
Lateral development (average)	AUD/tonne ore mined	12.84
Vertical development (average)	AUD/tonne ore mined	0.27
Production	AUD/tonne ore mined	14.35
Material handling	AUD/tonne ore mined	12.02
Backfill / Others	AUD/tonne ore mined	37.65
Mine Services	AUD/tonne ore mined	1.99
Processing cost	AUD/tonne treated	20.42
Other Parameters
MSO optimising cut-off	g/t	1.7
Mineral Resource cut-off grade	g/t	1.7
Mineral Resource price	AUD/oz	2,072
Metallurgical Recovery Factor	%MetRF	89.1

Estimation
The Mineral Resource has been estimated using the geostatistical technique of LUC using average drill hole intercepts, composited to 2m lengths, and breaking at the domain boundaries.

Mineral Reserve
Refer to Table 2a to Paragraph (b) prepared in accordance with Regulation S-K 1300 (§ 229.1303 (Item 1303)) that summarises the gold Mineral Reserve for Tropicana at the end of the Fiscal Year ended 31 December 2021 based on $1,200/oz (AUD 1,633/oz).

Refer to the Modifying Factors and price estimates under Material Assumptions for additional information on cut-off grades and metallurgical recovery. For additional information, see the Technical Report Summary on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2021	Tropicana
Category	Proven	Probable	Total
Previous Year	0.552	1.334	1.886
Depletion	(0.190)	(0.091)	(0.281)
Exploration	0.141	(0.042)	0.098
Methodology	0.158	(0.166)	(0.008)
Price	0.001	0.110	0.111
Cost	0.003	(0.092)	(0.089)
Geotechnical	—	(0.005)	(0.005)
Metallurgical	—	0.005	0.005
Operational	(0.016)	(0.034)	(0.050)
Acquisition / Disposal	—	—	—
Other	—	—	—
Current Year	0.647	1.019	1.667
Net Difference	0.096	(0.315)	(0.219)
% Difference	17	(24)	(12)

Increases due to exploration and local changes in the gold price are largely balanced by decreases due to cost and operational changes.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2021		Tropicana
Primary Commodity Price	AUD/oz	1633
Cut-off grade	g/t	0.70(1); 2.1-2.7(2)
Stoping width	cm	2000(2)
Dilution	%	15(2)
Resource Modification Factor	%RMF based on tonnes	100
Resource Modification Factor	%RMF based on g/t	100
Mining Recovery Factor	%MRF based on tonnes	90(2); 100(1)
Mining Recovery Factor	%MRF based on g/t	100
Mine Call Factor	%MCF	100
Metallurgical Recovery Factor	%MetRF	87.4-89.4(1); 89.0-89.1(2)
(1) Open pit (2) Underground

Estimation
The Mineral Reserve for Tropicana is based on an operating LOM plan. For the open pit LOM plan, a FS was completed in 2010, which determined a technically achievable and financially economic mine plan and this is updated annually. The pits that make up the open pit LOM plan are Havana, Boston Shaker and Havana South.

For the underground LOM plan, the Boston Shaker FS study was completed in 2019 which determined the viability of the Boston Shaker underground project. All Mineral Reserve is estimated by reporting physicals (volumes, tonnes, grades, material types, etc.) against the Mineral Resource model within detailed designs. Mineral Reserve physicals are then scheduled and put through a financial model for economic evaluation.

Conclusion
There are no known significant risks or uncertainties which currently affect the Mineral Resource and Mineral Reserve estimate. A significant change in the gold price or operating costs could potentially impact the economic viability of the Mineral Resource and extraction of the Mineral Reserve. The reasonable prospects for economic extraction at some time in the future relies on the gold price increasing or staying at similar levels to that of today.

An independent external Mineral Resource and Mineral Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output.

Map showing Tropicana planned infrastructure and licences
Map showing the location, infrastructure and mining license area for Tropicana, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

to the Borefield
Insert: Total Mining Lease area
0
20
40 Km
Mine village
Boston
Shaker
BS04
Tropicana
(TP02)
Boston Shaker
Portal
TP02
Backfill
HA04
Havana
HA06
HA03
HA05
Havana Sth
HS01
HS02
proposed cutback
to Kalgoorlie
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
Leach Pad
TSF
Waste Dumps
Underground access
Settlements
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
N
0
1
2
3 Km
Plant centroid Co-ordinates
29°14'25"S, 124°32'25"E

ITEM 4A:    UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2021, 2020 and 2019. The discussion of operating and financial results in this “Item 5: Operating and Financial Review and Prospects” relates to the company’s continuing operations (unless the context indicates otherwise).

This item should be read in conjunction with the company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the company also produces silver and sulphuric acid as by-products. By-product revenue from continuing operations amounted to $126 million in 2021 (2020: $105 million; 2019: $86 million) out of total revenue from product sales from continuing operations of $4,029 million in 2021 (2020: $4,427 million; 2019: $3,525 million). See “Item 18: Financial Statements—Note 3—Revenue from product sales” for additional information. The company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions, which represent its business segments:

•Africa (comprising the DRC, Ghana, Guinea, and Tanzania);
•Americas (comprising Argentina, Brazil and projects in Colombia and the United States); and
•Australia.

Until 30 September 2020, AngloGold Ashanti also conducted gold-mining operations in South Africa. On 1 October 2020, Harmony Gold Mining Company Limited (“Harmony”) took effective control of the company’s remaining South African producing assets and related liabilities, which were recorded as discontinued operations for the years ended and as at 31 December 2020 and 31 December 2019. In addition, AngloGold Ashanti sold its interests in the Morila and Sadiola gold mines in Mali in November and December 2020, respectively. None of our Malian assets were recorded as discontinued operations.

AngloGold Ashanti has ten continuing mining operations in Africa, Australia and the Americas comprising open-pit and underground mines, which are supported by extensive, yet focused global exploration activities. In addition, AngloGold Ashanti has greenfields projects located in Colombia and Nevada, USA. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

As at 31 December 2021, the company reported, on an attributable basis, Proven and Probable Mineral Reserve for gold of approximately 23.78 million ounces in subsidiaries and 4.33 million ounces in equity-accounted joint ventures. For the year ended 31 December 2021, AngloGold Ashanti reported an attributable gold production of approximately 2.11 million ounces from subsidiaries and 0.37 million ounces from equity-accounted joint ventures. As at 31 December 2021, the company reported an attributable Proven and Probable Mineral Reserve for copper of 3,250 million pounds. As at 31 December 2021, the company reported, on an attributable basis, Measured and Indicated Mineral Resource for gold of approximately 47.41 million ounces in subsidiaries and 2.54 million ounces in equity-accounted joint ventures. As at 31 December 2021, the company reported, on an attributable basis, Inferred Mineral Resource for gold of approximately 41.45 million ounces in subsidiaries and 0.89 million ounces in equity-accounted ventures. As at 31 December 2021, the company reported an attributable Measured and Indicated Mineral Resource for copper of 2,902 million pounds and Inferred Mineral Resource for copper of 3,231 million pounds. For further information on the company’s Mineral Resource and Mineral Reserve, see “Item 4D: Property, Plants and Equipment—Mineral Resource and Mineral Reserve Summary Disclosure”.

AngloGold Ashanti’s costs and expenses consist primarily of total cash costs, amortisation, corporate administration, other expenses, and exploration and evaluation costs. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs. The company’s mining operations consist of deep-level underground mines as well as open-pit operations, both of which are labour intensive, therefore salaries and wages are a significant component of total cash costs.

5A:    OPERATING RESULTS

Introduction

Global stocks ended 2021 near their all-time highs, as the month of December reversed losses made in November due to the spread of the Omicron variant of the coronavirus. Early data suggested that the Omicron variant was not as harmful as originally suspected and economic data had also pointed to a slight return to normality. As such, stocks advanced in December 2021, with the MSCI All Country World Index returning 3.90 percent. Developed markets slightly outperformed their emerging market counterparts with the MSCI World Index advancing 4.19 percent against 1.62 percent from the MSCI Emerging Markets Index.

Inflation in the United States continued to increase in February 2022, with the Consumer Prices Index (CPI) coming in at 7.9 percent year-on-year. The rise in prices marks the thirteenth consecutive month that it has stayed above the Federal Reserve’s two percent target as well as the highest reading since January 1982. The rise was due to the global rally in commodity prices, supply and demand imbalances and wage pressures. As a result, the Federal Reserve decided, at its meeting on March 15 and 16, 2022 to raise the federal funds rate target range by 25 basis points, to a range of 0.25% to 0.50%. This is the first Fed rate hike since the end of 2018.

This tug-of-war between interest rates and inflation was reflected in investment demand for gold and created a drag on the price of gold. ETF outflows, mostly concentrated in North America, were a feature for most of the year, bringing collective gold holdings in ETFs down 173 tonnes by the end of the year. Bar and coin demand, which tends to be more sensitive to changes in inflation than interest rates, ended the year 281 tonnes higher.

2021 was a redemption story for global jewellery demand as it recovered fully from the blows inflicted by the pandemic in 2020. Demand by consumers reached 2,124 tonnes, lifted by an exceptional fourth quarter of 2021 with the release of pent-up demand in India being a key factor.

Central bank net purchases totalled 463 tonnes in 2021. This marks a significant rebound in demand from this sector following the decade low of 255 tonnes in 2020. Buying was heavily front-loaded with 324 tonnes bought during the first half of 2021, and only 139 tonnes in the second half of 2021. The fourth quarter of 2021 saw net purchases of 48 tonnes, the lowest quarterly level of net buying since the third quarter of 2010. Aggregated global central bank gold reserves rose to just shy of 35,600 tonnes during 2021, the highest level since 1992.

Mine production in the fourth quarter of 2021 fell one percent year-on-year to 915 tonnes. This represents the lowest level of fourth quarter mine output since 2015. Annual production totalled 3,561 tonnes in 2021, two percent higher than 2020 but still lower than 2019 and three percent lower than 2018 which stands as the year during which most gold was mined.

Full-year gold demand in the technology sector in 2021 grew by nine percent to 330 tonnes, with year-on-year growth seen in all four quarters. A buoyant electronics sector bounced back from the 2020 impact of the pandemic, growing nine percent to 272 tonnes.

For the 2021 year, the average market spot price of gold was $1,798 per ounce and the average gold price received was $1,796 per ounce. The price of gold declined by four percent over 2021, starting on 1 January 2021 at approximately $1,898 per ounce and ending on 31 December 2021 at approximately $1,828 per ounce. Management uses the market spot gold price to monitor the performance of the gold price and its effect on the company’s results. It gives an investor insight into the performance of the gold price and its impact on company results.

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

Yearly average gold prices received per ounce have changed during the three years under review as follows:
•2019 - $1,394 per ounce
•2020 - $1,778 per ounce
•2021 - $1,796 per ounce

The average gold price received per ounce increased by $18 per ounce, or one percent, from $1,778 per ounce for the year ended 31 December 2020 to $1,796 per ounce for the year ended 31 December 2021. The average market spot gold price increased by $26 per ounce, or one percent, from $1,772 per ounce for the year ended 31 December 2020 to $1,798 per ounce for the year ended 31 December 2021.

The market spot gold price has stabilised somewhat during 2021 compared to previous volatile levels in 2020. After opening the year on 1 January 2021 at $1,942 per ounce, the market spot gold price progressively retracted to a year low of $1,684 per ounce on 8 March 2021, recovering to a year high of $1,949 per ounce on 1 May 2021. The market spot gold price stabilised at around $1,800 per ounce for 2021. The market spot gold price at closing on 31 December 2021 was $1,828 per ounce compared to $1,896 per ounce the prior year. Between 1 January 2022 and 23 March 2022, the market spot gold price traded between a low of $1,779 per ounce and a high of $2,070 per ounce. On 23 March 2022, the afternoon price for gold on the London Bullion Market was $1,943 per ounce.

If income from gold sales falls for an extended period below the company’s total cash costs at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue production at some or all of its operations. Declining gold prices may also force a reassessment of the feasibility of a particular exploration or development project or projects, and could lead to the curtailment or suspension of such projects. A sustained decrease in gold prices may force the company to change its dividend payment policies, reduce expenditures and undertake measures to address its cost base. In addition, the use of lower gold prices in Mineral Reserve estimates and life-of-mine plans could result in material write-downs of the company’s investment in mining properties and increase amortisation, environmental rehabilitation and mine closure charges.

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) remained fairly consistent between 2019 - 2021 from 2.86 million ounces in 2019, 2.81 million ounces in 2020 to 2.47 million ounces in 2021. For more information on the company’s business and operations, see “Item 4B: Business Overview”.

Operational impacts resulting from the COVID-19 pandemic

In addition to the impact of the COVID-19 pandemic on the gold price discussed under the caption “—Gold Prices”, the COVID-19 pandemic has the potential to have a significant adverse impact on our operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as the result of government-mandated containment measures or additional safety measures that the company may consider in the future). A full or partial shutdown of the company’s mines in the affected areas and/or a halt in related mining operations could occur if COVID-19 spread among our workforce, if requested or mandated by governmental authorities or if otherwise elected by the company as a preventive measure to contain the spread of the virus. Governments of the countries in which we operate may impose significant restrictions on the movement of goods, services and persons, including by ordering nationwide lockdowns of businesses and their citizens, as was done, for example, in Argentina, which imposed a nationwide lockdown (quarantine), including travel restrictions, border closings and the shutdown of most industries in 2020, as a result of which Cerro Vanguardia S.A. (CVSA) was required to operate with limited mining capacity.

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, including the multiple waves of the outbreak in different countries and the surge of new variants of the virus, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. We continue to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

All operations now have access to vaccines. We believe that about 85% of the workforce was fully vaccinated (excluding boosters) by the end of 2021. While infection rates have largely declined, the emergence of the Omicron variant at the end of 2021 presented challenges with increasing absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

During 2021, Cerro Vanguardia operated with limited mining capacity largely due to the impact of COVID-19 and resulting restrictions related to moving personnel to and from the site. However, during the second half of 2021 we saw an improvement in the operation, which was largely due to the utilisation of the newly expanded on-site accommodation, as the camp can now safely host an increased number of employees on site for longer periods of time.

The direct impact on production from COVID-19 was estimated at 47,000 ounces for 2021. The direct COVID-19 impact on cost of sales was estimated at $14 million for 2021. The direct impact from COVID-19 on AISC was estimated at $34 per ounce (including $17 per ounce related to estimated additional cost impacts and $17 per ounce related to estimated lost production) for 2021.

The extent to which the COVID-19 pandemic will impact the company’s results will depend on the scale, duration and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or multiple waves of the outbreak and new variants. We continue to observe strict health protocols and to exercise vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current and future conditions.

Geopolitical tensions

As a result of the geopolitical tensions and armed conflict between Russia and Ukraine due to the recent Russia’s military invasion of Ukraine, the governments of the United States, the European Union (“EU”), the United Kingdom and other jurisdictions announced the imposition of various sanctions against Russia. Despite the fact that AngloGold Ashanti has limited commercials interests in Russia, Ukraine and the current areas of conflict, these and any additional sanctions or export controls, as well as any counter responses by Russia or other jurisdictions, have led to a sharp increase in oil and energy prices, which are important input costs for the company’s business. Furthermore, the invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the EU, the United Kingdom, NATO and other jurisdictions have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect AngloGold Ashanti’s business. AngloGold Ashanti is monitoring the developments in the armed conflict between Russia and Ukraine and their impact on various metrics such as gold price, cost of sales and capital equipment. See “Item 3D: Risk Factors—Global political and economic conditions could adversely affect the profitability of operations”.

Climate change and other environmental factors

Rising temperatures, changing rainfall patterns and severe weather conditions believed to be caused by climate change remain growing concerns for businesses, investors, broader society and governments. This has led to increased pressure on companies, including those in the mining sector, to reduce greenhouse gas (“GHG”) emissions consistent with national commitments made by numerous countries under the Paris Agreement, to promote responsible corporate practices and to increase transparency about the risks and opportunities of transitioning to a low-carbon economy. Pressure from governments, investors and broader society for mining companies to improve environmental stewardship and reduce GHG emissions, both in terms of absolute emissions and in intensity of emissions per tonne mined, is likely to increase in the future.

In an open letter dated 5 October 2021 by the CEOs of companies which are members of the International Council on Metals and Minerals (“ICMM”), AngloGold Ashanti was part of making a landmark climate change commitment to achieve net zero Scope 1 and 2 GHG emissions by 2050 or sooner.

In 2008, AngloGold Ashanti targeted a 30% reduction in the GHG emissions intensity of its portfolio by 2022, from a 2007 base level. This target was reached by 2018, and at the end of 2021 Scope 1 and 2 GHG emissions intensity was 46.6% below 2007 levels. The GHG emission reductions are due to changes in the company’s asset mix, as well as energy-efficiency and fuel switching initiatives implemented at the company’s operations and projects. Absolute carbon emissions in 2021 declined by 41% to 1.39Mt compared to 2020, after the sale of our South African assets. Overall, this represents a 69% reduction in Scope 1 and 2 GHG emissions compared to 2007 since our initial commitment in 2008. We are also tracking the carbon intensity of our energy mix by measuring GHG emissions per Gigajoule (“GJ”) of energy used. This measure improved by 31% year-on-year in 2021 to approximately 63 kilograms of CO2e emitted per GJ of energy compared to 2020 as a lower proportion of our operations are powered by fossil energy sources.

Foreign exchange fluctuations

Total cash costs in all business segments are for local procurement largely incurred in local currency where the relevant operation is located. US dollar denominated total cash costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the Brazilian real, Australian dollar, and, to a lesser extent, the Argentinean peso and other local currencies. As set out below, during the year ended 31 December 2021, the Argentinean peso and Brazilian real weakened and the Australian dollar strengthened, which collectively had a favourable impact on AngloGold Ashanti’s US dollar denominated total cash costs.

Average annual exchange rates to the US dollar	2021	2020	2019
Brazilian real	5.40	5.15	3.94
Australian dollar	1.33	1.45	1.44
Argentinean peso	95.21	70.71	48.29

In 2021, the company derived 51 percent (43 percent including joint ventures) of its revenues from Brazil, Australia and Argentina, and incurred 53 percent (48 percent including joint ventures) of its total cash costs in Brazil, Australia and Argentina. A one percent strengthening of local currencies against the US dollar will result in an increase in total cash costs incurred of about $14 million or $6 per ounce.

Certain exchange controls were in force in emerging markets in which the company operates during the period under review, including, for example in Argentina. In the case of Argentina, although the exchange rate of the Argentinean peso is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. It is not possible to predict whether or when this will occur or the future value of the Argentinean peso.
Total cash costs and effects of inflation

Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs. The mining industry continues to experience price inflation for costs of inputs used in the production of gold, which leads to higher total cash costs reported by many gold producers.

AngloGold Ashanti is unable to control the prices at which it sells its gold. Accordingly, in the event of significant inflation in Brazil, Argentina or Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the company’s results and financial condition. See “Item 3D: Risk Factors—Inflation may have a material adverse effect on results of operations”.

At 31 December 2021, AngloGold Ashanti employs globally over 30,000 people, including contractors, most of whom are members of trade unions, particularly in Africa and the Americas. Salaries and wages account for a significant component of local total cash costs and are impacted by annual wage increases. COVID-19 presented challenges with travel restrictions and shortages of critical skills resulting in higher labour and contractors’ costs at certain operations.

Energy costs, comprising power, fuel and lubricants, are another material component of total cash costs. Due to the remote location of some of its mines in Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of Brent Crude oil has increased from $65 per barrel in 2019, $42 per barrel in 2020 to $71 per barrel in 2021, a $6 per barrel, or a nine percent increase over the three-year period. AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average total cash costs of all its operations increases by about $2 million or $0.8 per ounce, with the total cash costs of certain of the company’s mines, particularly Siguiri (Guinea), Iduapriem (Ghana), Geita (Tanzania) and Tropicana (Australia) which are more dependent on fuel, being more sensitive to changes in the price of oil. AngloGold Ashanti is monitoring the developments in the armed conflict between Russia and Ukraine and their impact on the oil price. The escalation of the conflict dominated market sentiments during the months of February and March 2022, pushing oil prices higher to levels last seen during the 2008 global financial crisis. In recent weeks, the oil price has increased precipitously as a result of the conflict and, as of 23 March 2022, the price of oil was at $133 per barrel of Brent Crude. See “Item 3D: Risk Factors—The profitability of mining companies’ operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

AngloGold Ashanti has no influence over the cost of most consumables. Furthermore, there has also been volatility in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices.

Royalties (excluding joint ventures), which are generally calculated as a percentage of revenue, varied over the past three years from $137 million in 2019 to $181 million in 2020 and $162 million in 2021, an 18 percent increase over the three-year period, primarily due to the variations in the gold prices received, production and royalty rate increases. Royalties are likely to continue to vary in the coming years due to the variations in the gold prices and the fact that in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Environmental rehabilitation costs

Total provisions for decommissioning and for environmental restoration activities (excluding joint ventures and discontinued operations) totalled $634 million in 2019, $674 million in 2020 and $688 million in 2021. During 2019, $96 million was transferred to liabilities related to assets held for sale. During 2020, the provisions for decommissioning and restoration increased by $40 million due to several changes in calculating estimates that are attributable to changes in discount rates, changes in global economic assumptions, changes in mine plans resulting in a change in cash flows as well as changes in the design of tailings storage facilities (“TSFs”). During 2021, the provisions for decommissioning and restoration increased by $14 million largely due to the recognition of a change in estimates relating to the ongoing transition to dry-stacking operations in Brazil to comply with new legal requirements in Brazil as well as changes in the methodology for calculating such estimates. See also “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine”, “Item 4B: Business Overview—Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance ("ESG") Matters”.

Amortisation of assets

Amortisation of tangible assets decreased during the 2019 - 2021 period by $127 million, or 24 percent, from $538 million in 2019 to $411 million in 2021, largely due to lower deferred stripping at Tropicana, Geita and Iduapriem.

Amortisation of right of use assets increased during the 2019 - 2021 period by $21 million, or 50 percent, from $42 million in 2019 to $63 million in 2021, largely due to a change in business strategy whereby certain heavy mobile equipment is leased.

Amortisation of intangible assets remained mainly unchanged at $3 million during the 2019 - 2021 period.

Exploration and evaluation costs

The company has expensed exploration expenditure during the years ended 31 December 2019, 2020 and 2021 in order to replenish depleting Mineral Reserve and bring new ore bodies into pre-feasibility or feasibility. The expensed exploration costs incurred over the last three fiscal years amounted to $112 million in 2019, $124 million in 2020 and $164 million in 2021. Exploration expenditure increased during 2021 mainly due to an increase in greenfields exploration in Nevada, United States.

Corporate administration, marketing and related expenses

The corporate administration, marketing and related expenses incurred amounted to $82 million in 2019, $68 million in 2020 and $73 million in 2021. The increase in 2021 of $5 million, or seven percent, was mainly due to the exchange rate impact of a 10 percent stronger local currency partly offset by lower labour costs.

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

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by Mineral Reserve and production estimates, together with economic factors, such as market spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce Mineral Reserve and future capital expenditures. Alternatively, should any of these factors reverse, then AngloGold Ashanti may have to reverse previously recognised impairments.

When reviewing goodwill and other tangible assets for impairment, AngloGold Ashanti’s assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term real gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long-term real gold price of $1,599 per ounce in 2021, $1,450 per ounce in 2020 and $1,300 per ounce in 2019, were based on a range of economic and market conditions, which were, at that time, expected to exist over the remaining useful life of the assets.

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

The actual market spot gold price averaged $1,798 per ounce in 2021 and $1,772 per ounce in 2020. The market spot gold price in 2021 has been subject to volatile short-term swings. Between 8 March 2021 and 6 May 2021, the market spot gold price traded between a low of $1,684 per ounce and a high of $1,949 per ounce. On 23 March 2022, the afternoon price for gold on the London Bullion Market was $1,943 per ounce.

Other expenses

Other expenses incurred over the last three fiscal years amounted to $83 million in 2019, $57 million in 2020 and $136 million in 2021. The increase during 2021 was largely due to care and maintenance activities at the Obuasi mine, retrenchment and related costs, premium on settlement of bonds and a refund from an insurance claim in 2020 which was not repeated in 2021. Underground mining activities were voluntarily suspended between 18 May 2021 and 15 October 2021 at the Obuasi mine, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production. Since the voluntary suspension of underground mining activities, care and maintenance costs of $45 million were incurred at Obuasi during 2021. Retrenchment and related costs of $18 million were incurred during 2021 as part of the transition to the new Operating Model. Bond settlement costs during 2021 related to costs associated with the tender offer for, and subsequent redemption of, the $750 million aggregate principal amount of 5.125% notes due 2022 and amounted to $24 million. These increases were partly offset by the lower cost of old tailings operations, mainly at Obuasi, due to fewer activities at such old tailings operations, and lower value added tax (“VAT”) and other duties expensed.

Taxation

Taxation increased over the period 2019 - 2021 from an expense of $250 million in 2019 to an expense of $312 million in 2021. Increase in taxation over the period 2019 - 2021 was largely due to increased deferred tax charges in Ghana and Tanzania due to higher capital expenditure resulting in temporary differences.

Taxation is likely to continue to be volatile in the coming years, due to fluctuations in gold price and production.

Production in 2021

In 2021, AngloGold Ashanti’s total attributable gold production was 2.472 million ounces, a decrease of 334,000 ounces, or 12 percent, compared with its total attributable gold production of 2.806 million ounces in 2020. Production was lower mainly due to the company undertaking significant reinvestment across key assets and the temporary suspension of underground mining activities at Obuasi, the direct impact of COVID-19 in the first half of 2021, and secondary impacts of the pandemic, including on the mobility of labour, across the full year. The direct impact on production from COVID-19 was estimated at 47,000 ounces for the full year in 2021, compared to 59,000 ounces in 2020.

Production decreased by 11 percent, or 184,000 ounces in 2021, as compared to 2020, in the Africa region. The decrease was mainly due to lower production from Geita, Iduapriem and Obuasi partly offset by higher production at Siguiri. Lower gold production at Geita was mainly due to mining lower grades and the drawdown on stockpiles, as significant reinvestments progressed across the Geita lease during the year. Lower gold production at Iduapriem was mainly due to lower grades from the depletion of ore in Cut 1 and delayed waste stripping at Cut 2 of the Teberebie pit, as well as the impact of a drawdown on stockpiles. Lower production at Obuasi was mainly due to underground mining activities being voluntarily suspended between 18 May 2021 and 15 October 2021, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production. The increase in production at Siguiri was mainly due to an improvement in recovered grade which was attributable to improved plant recoveries as a result of the carbon-in-leach (“CIL”) conversion done at the end of 2020 and the commencement of processing Block 2 material in the second half of 2021. Production at Kibali increased marginally as the mine delivered a good overall performance from the metallurgical plant, with increased tonnage during 2021, driven by higher open pit tonnes mined as compared to 2020.

Production decreased by 11 percent, or 60,000 ounces in 2021, as compared to 2020, in the Australia region. Production was mainly impacted at Sunrise Dam by lower head grade and a decrease in metallurgical recovery, which was partially offset by higher tonnes mined in the underground mine. Mine-to-mill grade reconciliations stabilised during the second half of 2021 and access to higher-grade underground ore was achieved at the end of 2021 in the newly accessed Frankie orebody. Production was lower year-on-year at Tropicana mainly due to a lower mill feed grade as stockpile drawdowns increased while mining focused on waste removal in the Havana Stage 2 Cutback. Production was also adversely impacted by the wall failure in the Boston Shaker open pit in June 2021, which delayed higher grade ore delivery. Tropicana was also affected by labour market shortages which had an impact on open pit and underground material movement.

In the Americas region, production decreased by 14 percent, or 90,000 ounces in 2021, as compared to 2020. Lower production was encountered at AGA Mineração, Serra Grande and Cerro Vanguardia. At AGA Mineração, the Córrego do Sítio complex was mainly impacted by challenges in the crushing and milling circuit and lower tonnes of ore treated. Production was also adversely impacted by a 7-day strike by mine workers in September 2021. In addition, at AGA Mineração, the Cuiabá complex recorded an increase in tonnes of ore treated year-on-year, which was partially offset by lower grades. At Serra Grande, production decreased year-on-year mainly due to lower tonnage resulting from various delays in accessing mine stopes, as well as lower feed grades, the negative impact of COVID-19 on mining operations as well as operational impacts of the fatality that occurred in February 2021. The production performance was further impacted by stabilisation challenges during the commissioning of the new filter process as work is ongoing to complete the conversion of the TSFs to dry-stacking operations to comply with new legal requirements in Brazil. At Cerro Vanguardia, production was down year-on-year mainly due to the effect of lower grades as per the mine plan for 2021 as well as COVID-19 related limitations and restrictions that affect the mine’s ability to operate at full capacity.

Production in 2020

In 2020, AngloGold Ashanti’s total attributable gold production was 2.806 million ounces, a decrease of 56,000 ounces, or two percent, compared with its total attributable gold production of 2.862 million ounces in 2019. Production increased by four percent, or 65,000 ounces in 2020, as compared to 2019, in the Africa region. The increase was mainly due to the transition to predominantly underground operations which resulted in increased tonnes treated at Geita and the continued ramp-up of the Obuasi redevelopment project. Obuasi delivered 127,000 ounces in production despite delays in receiving equipment and in the arrival of skilled personnel, critical to the project, as a result of COVID-19-related lockdowns in various jurisdictions during 2020. Increased production at Siguiri was due to the increase in hard rock processing capability resulting in a higher plant throughput during 2020. The higher plant throughput has been partially offset by lower-than-planned recovery rate from high levels of carbon in the ore affecting the capacity to recover gold. Steady performance was achieved at Kibali and Iduapriem. The increase in production was partially offset by the cessation of mining activities at Sadiola and Morila in Mali, and the impact of the COVID-19 pandemic.

Production decreased by ten percent, or 60,000 ounces in 2020, as compared to 2019, in the Australia region. The decrease was mainly due to planned lower ore sourced from open pit and completion of grade streaming activities while moving into a waste stripping phase at Tropicana during 2020. Steady performance was achieved by Sunrise Dam.

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

Comparison of financial performance in 2021, 2020 and 2019

Financial performance of AngloGold Ashanti	Year ended 31 December
(in $ millions)	2021	2020	2019
Continuing operations
Revenue from product sales	4,029	4,427	3,525
Cost of sales	(2,857)	(2,699)	(2,626)
Total of all other (expenses) income	(463)	(417)	(448)
Share of associates and joint ventures’ profit (loss)	249	278	168
Taxation	(312)	(625)	(250)
Discontinued operations
Profit (loss) from discontinued operations	—	7	(376)
Profit for the period	646	971	(7)

Net profit (loss) attributable to equity shareholders
- Continuing operations	622	946	364
- Discontinued operations	—	7	(376)
Net profit (loss) attributable to non-controlling interests
- Continuing operations	24	18	5
Comparison of total cost of sales in 2021, 2020 and 2019
The following table presents cost of sales from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2021:

Cost of sales for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2021	2020	2019
Total cost of sales	2,857	2,699	2,626
Inventory change	(6)	(21)	(5)
Amortisation of tangible assets	(411)	(521)	(538)
Amortisation of intangible assets	(3)	(2)	(3)
Amortisation of right of use assets	(63)	(47)	(42)
Retrenchment costs	(2)	(2)	(4)
Rehabilitation and other non-cash costs	(38)	(32)	(53)
Total cash costs	2,334	2,074	1,981

Comparison of financial performance in 2021 with 2020
Our gold income is materially impacted by price and volume variances. All of our costs are impacted by the consequences of average exchange rate movements.

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

Revenue from product sales

Revenue from product sales decreased by $398 million, or nine percent, from $4,427 million in 2020 to $4,029 million in 2021, mainly as a result of a decrease in gold income, partly offset by an increase in by-product revenue. Gold income decreased by $419 million, or 10 percent, from $4,322 million in 2020 to $3,903 million in 2021. This decrease was mainly due to a decrease in ounces of gold sold, partly offset by an increase in the average gold price received of $18 per ounce. Gold sold decreased by 260,000 ounces, or 11 percent, from 2.376 million ounces in 2020 to 2.116 million ounces in 2021, which resulted in a decrease in gold income of $451 million, partly offset by an increase in average gold price received. The average gold price received increased by $18 per ounce, or one percent, from $1,778 per ounce during 2020 to $1,796 per ounce in 2021, which resulted in an increase in gold income of $32 million. By-product revenue increased by $21 million, or 20 percent, to $126 million in 2021 from $105 million in 2020, mainly due to an increase in revenue from silver.

Revenue from product sales from the Africa operations (excluding equity-accounted joint ventures) decreased by $137 million, or six percent, to $1,988 million in 2021 from $2,125 million in 2020, mainly as a result of a decrease in gold income. Gold income (excluding equity-accounted joint ventures) decreased by $137 million, or six percent, from $2,122 million in 2020 to $1,985 million in 2021. This decrease was mainly due to lower ounces of gold sold, partly offset by an increase in the average gold price received. Gold sold decreased by 95,000 ounces, or eight percent, from 1.155 million ounces in 2020 to 1.060 million ounces in 2021, which resulted in a decrease in gold income of $149 million, partly offset by an increase in average gold price received. The decrease was mainly due to lower production from Iduapriem, Obuasi and Geita, partly offset by higher production at Siguiri. For a discussion of the decrease in production at the Africa operations during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”. The increase in the average gold price received resulted in an increase in gold income of $12 million. By-product revenue (excluding equity-accounted joint ventures) of $3 million in 2021 remained unchanged from $3 million in 2020.

Revenue from product sales from the Australia operations decreased by $98 million, or 10 percent, from $992 million in 2020 to $894 million in 2021, mainly as a result of a decrease in gold income, partly offset by an increase in by-product revenue. Gold income decreased by $99 million, or ten percent, from $989 million in 2020 to $890 million in 2021. This decrease was mainly due to lower ounces of gold sold, partly offset by an increase in the average gold price received. Gold sold decreased by 62,000 ounces, or 11 percent, from 557,000 million ounces in 2020 to 495,000 ounces in 2021, which resulted in a decrease in gold income of $108 million. For a discussion of the decrease in production at the Australia operations during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”. The increase in the average gold price received resulted in an increase in gold income of $9 million. By-product revenue increased by $1 million, or 33 percent, to $4 million in 2021 from $3 million in 2020, mainly due to an increase in revenue from silver.

Revenue from product sales from the Americas operations decreased by $163 million, or 12 percent, from $1,310 million in 2020 to $1,147 million in 2021, mainly as a result of a decrease in gold income, partly offset by an increase in by-product revenue. Gold income decreased by $183 million, or 15 percent, from $1,211 million in 2020 to $1,028 million in 2021. This decrease was mainly due to lower ounces of gold sold, partly offset by an increase in the average gold price received. Gold sold decreased by 103,000 ounces, or 16 percent, from 664,000 million ounces in 2020 to 561,000 ounces in 2021, which resulted in a decrease in gold income of $194 million. For a discussion of the decrease in production at the Americas operations during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”. The increase in average gold price received resulted in an increase of gold income of $11 million. By-product revenue increased by $20 million, or 20 percent, to $119 million in 2021 from $99 million in 2020, mainly due to an increase in revenue from silver.

Cost of sales

Cost of sales increased from $2,699 million in 2020 to $2,857 million in 2021, which represents a $158 million, or six percent, increase. The increase was primarily due to an increase in cash operating costs by $279 million, or 15 percent, to $2,160 million in 2021 from $1,881 million in 2020, an increase in environmental rehabilitation and other non-cash costs by $6 million, or 19 percent, to $38 million in 2021 from $32 million in 2020, and an increase in amortisation of right of use assets by $16 million, or 34 percent, to $63 million in 2021 from $47 million in 2020. The increase was partly offset by a decrease in royalties paid by $19 million, or 10 percent, to $162 million in 2021 from $181 million in 2020, a decrease in amortisation of tangible assets of $110 million, or 21 percent, to $411 million in 2021 from $521 million in 2020 and an inventory change of $15 million, or 71 percent, to $6 million in 2021 from $21 million in 2020. The increase in cash operating costs was mainly due to higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, COVID-19 pandemic related expenditure, services, other charges, fuel and power costs. Higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills at certain operations. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. Higher fuel and power costs were mainly due to the increase in the price of Brent Crude oil, which increased from $42 per barrel in 2020 to $71 per barrel in 2021, a $29 per barrel, or a 69 percent increase. The increase in environmental rehabilitation and other non-cash costs primarily arose from the changes to restoration provision cash flows in 2021 compared to 2020. The change in restoration provision cash flows was attributable to changes in discount rates due to changes in global economic assumptions, changes in mine plans resulting in a change in cash flows, changes in design of our TSFs in Brazil due to new legal requirements, and changes in the methodology used to calculate such estimates in response to comments from environmental regulatory authorities. The increase in amortisation of right of use assets was mainly due to an increase in number of right of use assets in 2021 as compared to 2020 largely due to a change in business strategy whereby certain heavy mobile equipment is leased. The decrease in royalties paid primarily arose from a decrease in ounces of gold sold in 2021 as compared to 2020. The decrease in amortisation of tangible assets was mainly due to lower amortisation of waste stripping and lower gold production in 2021 as compared to 2020.

In Africa, cost of sales increased from $1,232 million in 2020 to $1,300 million in 2021, which represents a $68 million, or six percent, increase. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, environmental rehabilitation and other non-cash costs, amortisation of right of use assets, services and other charges, power and fuel costs and higher ore stockpile adjustments. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel and power costs were mainly due to the increase in the price of Brent Crude oil, which increased from $42 per barrel in 2020 to $71 per barrel in 2021, a $29 per barrel, or a 69 percent increase. The increase in cost of sales was partly offset by lower amortisation of waste stripping and lower royalties paid due to a decrease in ounces of gold sold in 2021 as compared to 2020.

In Australia, cost of sales increased from $705 million in 2020 to $740 million in 2021, which represents a $35 million, or five percent, increase. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of right of use assets, services and other charges, power and fuel costs, ore stockpile adjustments and the strengthening of the Australian dollar against the US dollar by eight percent. The higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil, which increased from $42 per barrel in 2020 to $71 per barrel in 2021, a $29 per barrel, or a 69 percent increase. The increase in cost of sales was partly offset by lower environmental rehabilitation and other non-cash costs, lower amortisation of waste stripping due to lower levels of stripping in 2021 as compared to 2020 and lower royalties paid due to a decrease in ounces of gold sold in 2021 as compared to 2020.

In the Americas, cost of sales increased from $764 million in 2020 to $822 million in 2021, which represents a $58 million, or eight percent, increase. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of right of use assets, services and other charges, power and fuel cost, write down of inventory and environmental rehabilitation and other non-cash costs. The higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil, which increased from $42 per barrel in 2020 to $71 per barrel in 2021, a $29 per barrel, or a 69 percent increase. The increase in cost of sales was partly offset by lower royalties paid due to a decrease in ounces of gold sold in 2021 as compared to 2020, lower amortisation of tangible assets due to a decrease in ounces of gold produced in 2021 as compared to 2020 and the weakening of the local currencies against the US dollar. The Argentinean peso weakened by 35 percent and the Brazilian real by five percent, against the US dollar.

Total cash costs

Total cash costs increased from $2,074 million in 2020 to $2,334 million in 2021, which represents a $260 million, or 13 percent, increase. The increase was primarily due to an increase in cash operating costs, partly offset by a decrease in royalties paid. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs. The strengthening of the Australian dollar against the US dollar contributed to the increase in total cash costs, which was partially offset by the weakening of local currencies against the US dollar in Brazil and Argentina.

Cash operating costs increased by $279 million, or 15 percent, to $2,160 million in 2021 from $1,881 million in 2020, primarily due to higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, COVID-19 pandemic related expenditure, services and other charges as well as higher fuel and power costs. The strengthening of the Australian dollar against the US dollar contributed to the increase in total cash costs, which was partially offset by the weakening of local currencies against the US dollar in Brazil and Argentina. Cash operating costs includes salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs.

Royalties, which are generally calculated as a percentage of revenue, decreased from $181 million in 2020 to $162 million in 2021, which represents a $19 million, or 10 percent, decrease. The decrease was primarily due to a decrease in gold sales across all mining operations with the exception of Siguiri. The decrease was partially offset by an increased average gold price received per ounce.

Retrenchment costs

Retrenchment costs included in cost of sales remained unchanged at $2 million in 2021 as compared to 2020.

Rehabilitation and other non-cash costs

Environmental rehabilitation and other non-cash costs increased from $32 million in 2020 to $38 million in 2021, which represents a $6 million, or a 19 percent, increase. The increase was mainly due to changes in design of TSFs in Brazil to dry-stacked structures to comply with new legal requirements, changes in mine plans resulting in a change in cash flows and changes in the methodology used to calculate such estimates in response to comments from environmental regulatory authorities and changes in global economic assumptions.

Amortisation of tangible, intangible and right of use assets

Amortisation of tangible, intangible and right of use assets expense decreased from $570 million in 2020 to $477 million in 2021, which represents a $93 million, or 16 percent, decrease.

Amortisation of tangible assets decreased by $110 million, or 21 percent, from $521 million in 2020 to $411 million in 2021. The decrease was mainly due to lower amortisation at Geita due to lower production and the closure of the Nyankanga Cut 8 open pit in 2021, the reset of useful life in February 2021 for the heavy moving equipment fleet resulting in lower amortisation compared to 2020, and the reset of the useful life in February 2021 for Mineral Reserve development amortisation drivers and lower Mineral Reserve development capital expenditures in 2021 compared to 2020. At Iduapriem, amortisation was lower than in 2020 mainly due to lower production and lower deferred stripping amortisation in 2021 at Teberebie Cut 1 and Cut 3, at AGA Mineração, amortisation was lower mainly due to lower production, and at Tropicana, amortisation was lower mainly due to lower production and lower deferred stripping amortisation, partly offset by higher Mineral Reserve development amortisation. This decrease was partly offset by higher amortisation at Obuasi mainly due to the amortisation for the nine months of January 2020 to September 2020 being capitalised as part of pre-production cost, which has made amortisation for 2021 significantly higher than that of 2020.

Amortisation of intangible assets increased by $1 million, or 50 percent, from $2 million in 2020 to $3 million in 2021 mainly due to software and licence expenditure at Obuasi.

Amortisation relating to right of use assets increased by $16 million, or 34 percent, from $47 million in 2020 to $63 million in 2021 largely at AGA Mineração, Serra Grande and Geita mainly due to a change in business strategy whereby certain heavy mobile equipment is leased at these operations.

Inventory change

Inventory change decreased from $21 million in 2020 to $6 million in 2021, which represents a $15 million, or 71 percent decrease. This decrease was primarily due to lower cost and amortisation at Cerro Vanguardia of $23 million due to less ounces produced and sold than in 2020 and lower cost at Geita of $11 million with less ounces produced and sold, partly offset by an inventory valuation upward adjustment at Obuasi of $20 million as a result of timing of shipment.

Impairment, derecognition of assets and profit (loss) on disposal

Impairment, derecognition of assets and profit (loss) on disposal increased by $12 million to a profit of $11 million in 2021, from a loss of $1 million in 2020. During 2021, profit on disposal of assets was $17 million mainly due to the disposal of properties held in Brazil, partly offset by derecognition of assets at Obuasi of $4 million, impairment of assets at the Corporate office of $1 million due to relocation to new premises and impairment of the La Cascada hydroelectric power plant assets at Gramalote of $1 million. This compares to a $1 million loss from real estate activities in Brazil in 2020.

Other (expenses) income

Other (expenses) income increased by $79 million, or 139 percent, to an expense of $136 million in 2021, compared to an expense of $57 million in 2020. The increase in expenses during 2021 was largely due to care and maintenance activities at the Obuasi mine, retrenchment and related costs, premium on settlement of bonds and a refund from an insurance claim in 2020 which was not repeated in 2021. Underground mining activities were voluntarily suspended between 18 May 2021 and 15 October 2021 at the Obuasi mine, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production. Since the voluntary suspension of underground mining activities, care and maintenance costs of $45 million were incurred at Obuasi during 2021. Retrenchment and related costs of $18 million were incurred during 2021 as part of the transition to the new Operating Model. Bond settlement costs during 2021 related to costs associated with the tender offer for, and subsequent redemption of, the $750 million aggregate principal amount of 5.125% notes due 2022 and amounted to $24 million. These increases in expenses were partly offset by the lower cost of old tailings operations, mainly at Obuasi, due to fewer activities at such old tailings operations, lower VAT and other duties expensed.

Finance costs and unwinding of obligations

Finance costs decreased by $28 million, or 20 percent, to $110 million in 2021, compared to $138 million in 2020, mainly due to an increase in capitalisation of interest against the Obuasi redevelopment project, lower finance costs from borrowings and amortisation fees as 2020 included finance costs related to a $1.0 billion standby credit facility not repeated in 2021. Unwinding of obligations decreased by $33 million, or 85 percent, to $6 million in 2021, compared with $39 million in 2020, mainly due to a decrease in unwinding of other indirect taxes at Geita.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit decreased by $29 million, or 10 percent, to a profit of $249 million in 2021, compared to a profit of $278 million in 2020, mainly as a result of a decrease in equity earnings of $7 million at Kibali and $5 million at Rand Refinery (Pty) Limited, as well as a profit of $19 million on the sale of the Morila and Sadiola mines in Mali during 2020 not repeated in 2021, partly offset by losses of $2 million at Gramalote during 2020 not repeated during 2021.

Investments in associates and joint ventures

Investments in associates and joint ventures decreased by $4 million, from $1,651 million in 2020 to $1,647 million in 2021, largely due to the cash repatriation from the Kibali joint venture located in the Democratic Republic of the Congo (“DRC”), which continues to be slow. In 2021, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $231 million. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (AngloGold Ashanti’s attributable share: $150 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $81 million). At 31 December 2021, AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $499 million. The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During 2021, AngloGold Ashanti did not recover any VAT offsets and refunds from its operations in the DRC. At 31 December 2021, the attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government amounted to $73 million. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Democratic Republic of the Congo (DRC)”.

Taxation

A taxation expense of $312 million was recorded in 2021, compared to a taxation expense of $625 million in 2020, which represents a $313 million, or 50 percent, decrease. Charges for current tax in 2021 amounted to $248 million, compared to $562 million in 2020, which represents a $314 million, or 56 percent, decrease. The decrease in current tax was mainly due to lower pre-tax profit in Ghana, Australia, Brazil, Argentina and Tanzania. Charges for deferred tax in 2021 amounted to a deferred tax expense of $64 million, compared to $63 million in 2020, which represents a $1 million, or two percent, increase.

Discontinued operations

A profit from discontinued operations of $7 million was recorded in 2020, which was not repeated in 2021. The profit of $7 million consists of an operating loss after tax of $9 million and an impairment reversal of $16 million. As a result of the sale of the company’s remaining South African producing assets and related liabilities in September 2020, the South African operations were accounted for as discontinued operations for the years ended and as at 31 December 2020 and 31 December 2019.

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

Revenue from product sales

Revenue from product sales increased by $902 million, or 26 percent, from $3,525 million in 2019 to $4,427 million in 2020, mainly as a result of the increase in the average gold price received of $384 per ounce. Gold income increased by $883 million, or 26 percent, from $3,439 million in 2019 to $4,322 million in 2020, due to the increase in the average gold price received partially offset by the decrease in ounces of gold sold. Gold sold decreased by 34,000 ounces, or one percent, from 2.410 million ounces in 2019 to 2.376 million ounces in 2020, which resulted in a decrease in gold income of $49 million. The average gold price received increased by $384 per ounce, or 28 percent, from $1,394 per ounce during 2019 to $1,778 per ounce in 2020, which resulted in an increase in gold income of $932 million. By-product revenue increased by $19 million, or 22 percent, to $105 million in 2020 from $86 million in 2019, mainly due to an increase in revenue from silver.

Revenue from product sales from the Africa operations (excluding equity-accounted joint ventures) increased by $535 million, or 34 percent, to $2,125 million in 2020 from $1,590 million in 2019, mainly as a result of the increase in average gold price received, which resulted in an increase of gold income of $443 million. The increase in gold ounces of 59,000 ounces sold contributed to an increase in gold income of $91 million. The increase was mainly due to the transition to predominantly underground operations which resulted in increased tonnes treated at Geita and the commissioning of the Obuasi redevelopment project. Once commissioned, Obuasi sold 27,000 ounces despite delays in the pre-production phase receiving equipment and in the arrival of skilled personnel, critical to the project, as a result of the lockdowns in various jurisdictions during 2020. A marginal increase in production at Siguiri was due to the increase in hard rock processing capability resulting in a higher plant throughput during 2020. The higher plant throughput was partially offset by lower than planned recovery rate from high levels of carbon in the ore affecting the capacity to recover gold. Steady production performance was achieved at Iduapriem. By-product revenue (excluding equity-accounted joint ventures) increased by $1 million, or 50 percent, to $3 million in 2020 from $2 million in 2019, mainly due to an increase in revenue from silver.

Revenue from product sales from the Australia operations increased by $138 million, or 16 percent, from $854 million in 2019 to $992 million in 2020. The increase in the average gold price received resulted in an increase in gold income of $213 million. Gold production decreased mainly due to planned lower ore sourced from open pit and completion of grade streaming activities while moving into a waste stripping phase at Tropicana during 2020. Steady production performance was achieved by Sunrise Dam. The decrease in gold ounces sold resulted in a decrease in gold income of $75 million. By-product revenue of $3 million in 2020 remained unchanged from $3 million in 2019.

Revenue from product sales from the Americas operations increased by $229 million, or 21 percent, from $1,081 million in 2019 to $1,310 million in 2020 mainly as a result of the increase in average gold price received which resulted in an increase of gold income of $261 million. Gold income increased by $211 million, or 21 percent, from $1,000 million in 2019 to $1,211 million in 2020. The increase was partly offset by a decrease of 36,000 ounces in gold sold in 2020, which resulted in a decrease in gold income of $50 million. Gold production primarily decreased at Cerro Vanguardia due to the effect of lower planned grades aligned to the current life-of-mine plan and due to lower tonnes treated as a result of the impact of the COVID-19 pandemic. Production was also lower at Serra Grande due to lower grades as a result of geological model changes, grade control changes and operational delays at high grade stope areas, further impacted by absenteeism due to the COVID-19 pandemic. Production was maintained at AGA Mineração despite the impact of stoppages and absenteeism due to COVID-19, unexpected heavier-than-normal rains in the first half of the year, as well as geotechnical issues on the high-grade areas. By-product revenue increased by $18 million, or 22 percent, to $99 million in 2020 from $81 million in 2019, mainly due to an increase in revenue from silver.

Cost of sales

Cost of sales increased from $2,626 million in 2019 to $2,699 million in 2020, which represents a $73 million, or three percent, increase. The increase was primarily due to an increase in cash operating costs by $50 million, or three percent, to $1,881 million in 2020 from $1,831 million in 2019 and an increase in royalties paid by $44 million, or 32 percent, to $181 million in 2020 from $137 million in 2019, partly offset by a decrease in environmental rehabilitation and other non-cash costs by $21 million, or 40 percent, to $32 million in 2020 from $53 million in 2019. The increase in cash operating costs was mainly due to higher labour and contractors’ costs, consumable stores, COVID-19 pandemic related expenditure, services and other charges, partly offset by lower fuel and power costs. The decrease in environmental rehabilitation and other non-cash costs arose from the changes to restoration provision cash flows and discount rates compared to 2019.

In Africa, cost of sales increased from $1,173 million in 2019 to $1,232 million in 2020, which represents a $59 million, or five percent, increase. The increase was mainly due to an increase in labour and contractors’ costs, consumable stores, royalties paid, amortisation, services and other charges, partly offset by lower fuel costs and ore stockpile adjustments.

In Australia, cost of sales increased from $632 million in 2019 to $705 million in 2020, which represents a $73 million, or 12 percent, increase. The increase was mainly due to an increase in labour and contractors’ costs, consumable stores, royalties paid, services and other charges, and ore stockpile adjustments, partly offset by lower fuel costs, amortisation and the weakening of the Australian dollar against the US dollar.

In the Americas, cost of sales decreased from $822 million in 2019 to $764 million in 2020, which represents a $58 million, or seven percent, decrease. The decrease was mainly due to the weakening of the local currencies against the US dollar, decrease in environmental rehabilitation and other non-cash costs and lower fuel costs. The Argentinean peso weakened by 46 percent and the Brazilian real by 31 percent, against the US dollar. The decrease in cost of sales was partly offset by an increase in contractors’ costs.

Total cash costs

Total cash costs increased from $1,981 million in 2019 to $2,074 million in 2020, which represents a $93 million, or five percent, increase. The increase was primarily due to an increase in cash operating costs and an increase in royalties paid. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs. The increase in total cash costs was partially offset by the weakening of local currencies against the US dollar and lower fuel and power costs.

Cash operating costs increased by $50 million, or three percent, to $1,881 million in 2020 from $1,831 million in 2019, primarily due to the higher labour and contractors’ costs, consumable stores, services and other charges, partly offset by the weakening of local currencies against the US dollar and lower fuel and power costs. Cash operating costs includes salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs.

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

Rehabilitation and other non-cash costs

Environmental rehabilitation and other non-cash costs decreased from $53 million in 2019 to $32 million in 2020, which represents a $21 million, or a 40 percent, decrease. This decrease as compared to 2019 was primarily due to the weakening of local currencies against the US dollar, a change in discount rates due to changes in global economic assumptions, changes in mine plans resulting in a change in cash flows, changes in design of our TSFs in Brazil due to new legal requirements, and changes in the methodology used to calculate such estimates in response to comments from environmental regulatory authorities.

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

Amortisation of intangible assets decreased by $1 million, or 33 percent, from $3 million in 2019 to $2 million in 2020 mainly due to lower software expenditure at Geita.

Amortisation relating to right of use assets increased by $5 million, or 12 percent, from $42 million in 2019 to $47 million in 2020 largely at AGA Mineração and Serra Grande.

Inventory change

Inventory change increased from $5 million in 2019 to $21 million in 2020, which represents a $16 million, or 320 percent increase, largely due to inventory movements at Cerro Vanguardia which drew down on stockpiles.

Impairment, derecognition of assets and profit (loss) on disposal

Impairment, derecognition of assets and profit (loss) on disposal decreased by $5 million to a loss of $1 million in 2020, from a loss of $6 million in 2019. The loss of $1 million in 2020 was due to a loss from real estate activities in Brazil. This compares to a loss of $6 million in 2019 mainly due to the derecognition of assets at Siguiri of $2 million and at AGA Mineração of $1 million as well as a $3 million loss on the disposal of assets mainly in Brazil.

Other (expenses) income

Other (expenses) income decreased from an expense of $83 million in 2019 to an expense of $57 million in 2020, which represents a $26 million, or 31 percent, decrease. The decrease in expenses was largely due to the commissioning of the Obuasi redevelopment project with no care and maintenance costs incurred during 2020, a public infrastructure contribution in Guinea during 2019 which was not repeated in 2020 and the refund of an insurance claim in 2020, partly offset by power grid refunds in Brazil during 2019 which were not repeated in 2020 and increased export-duty receivables at Cerro Vanguardia.

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

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit increased by $110 million, or 65 percent, to a profit of $278 million in 2020, compared to a profit of $168 million in 2019, mainly as a result of an increase in equity earnings of $95 million at Kibali and

$7 million at Rand Refinery (Pty) Limited. On 10 November 2020, AngloGold Ashanti together with its joint venture partner Barrick completed the sale of the Morila gold mine in Mali to Firefinch Limited. On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD completed the sale of the Sadiola gold mine in Mali to Allied Gold.

Investments in associates and joint ventures

Investments in associates and joint ventures increased by $70 million, or four percent, from $1,581 million in 2019 to $1,651 million in 2020, largely due to the cash repatriation from the Kibali joint venture located in the DRC, which continues to be slow. In 2020, AngloGold Ashanti’s dividend receipts from the Sadiola joint venture amounted to $8 million. In 2020, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $140 million. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (AngloGold Ashanti’s attributable share: $140 million). At 31 December 2020, AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424 million. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During 2020, AngloGold Ashanti recovered $2 million in the form of VAT offsets and refunds from its operations in the DRC. At 31 December 2020, the attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government amounted to $69 million. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Democratic Republic of the Congo (DRC)”.

Taxation

A taxation expense of $625 million was recorded in 2020, compared to a taxation expense of $250 million in 2019, which represents a $375 million, or 150 percent, increase. Charges for current tax in 2020 amounted to $562 million, compared to $298 million in 2019, which represents a $264 million, or 89 percent, increase. The increase in current tax was mainly due to higher earnings in Australia, Ghana, Tanzania and Argentina. Charges for deferred tax in 2020 amounted to a net deferred tax expense of $63 million, compared to a net deferred tax benefit of $48 million in 2019, which represents a $111 million, or 231 percent, increase. The increase in the deferred taxation expense mainly relates to the derecognition of deferred tax assets in South Africa during the fourth quarter of 2020.

Discontinued operations

A profit from discontinued operations of $7 million was recorded in 2020, compared to a loss from discontinued operations of $376 million in 2019, which represents a $383 million increase. The profit of $7 million consists of an operating loss after tax of $9 million and an impairment reversal of $16 million. As a result of the sale of the company’s remaining South African producing assets and related liabilities in September 2020, the South African operations were accounted for as discontinued operations for the years ended and as at 31 December 2020 and 31 December 2019.

Comparison of capital expenditure in 2021, 2020 and 2019

The following table presents capital expenditure data from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2021:

Capital expenditure data for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2021	2020	2019
Capital expenditure	1,100	757	754
- Consolidated entities	1,028	701	703
- Equity-accounted joint ventures	72	56	51

Total capital expenditure was $1,100 million in 2021, compared to $757 million in 2020. This represents a $343 million increase from 2020. This increase was due to increased expenditure on sustaining capital ($281 million) and non-sustaining project capital ($62 million). AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020 to increase investment in Mineral Reserve development and brownfields exploration. The aim of this investment is to increase the rate of Mineral Reserve conversion, extend the reserve lives of our assets, enhance mining flexibility and further improve our knowledge of the ore bodies in the portfolio. Capital expenditure increased at Iduapriem in Ghana by $45 million from $60 million in 2020 to $105 million in 2021, mainly due to higher pre-stripping activities and stay-in-business capital. Capital expenditure at Obuasi in Ghana was unchanged at $168 million in 2021 and 2020, mainly due to a change in scoping activities, the commissioning and ramping up of underground activities and the start of Phase 3 of the Obuasi redevelopment project. Phase 2 construction was completed at the end of December 2021. Capital expenditure at Siguiri in Guinea, increased by $8 million from $30 million in 2020 to $38 million in 2021, mainly due to increased stay-in-business capital and expenditure incurred to construct a haul road by Block 2. Capital expenditure at Geita in Tanzania, increased by $36 million from $87 million in 2020 to $123 million in 2021, mainly due to an increase in project capital with the start of the Nyamulilima project, an increase in non-sustaining exploration costs, partly offset by lower stay-in-business capital mainly related to Mineral Reserve development expenditure. At Sunrise Dam in Australia, capital expenditure increased by $9 million from $53 million in 2020 to $62 million in 2021, mainly due to non-sustaining project capital expenditure incurred on the Golden Delicious open pit growth project. Capital expenditure at Tropicana in Australia, increased by $33 million from $89 million in 2020 to $122 million in 2021, mainly due to higher deferred stripping, Mineral Reserve and other stay-in business expenditure, as well as increased non-sustaining project capital expenditure with the approval of the Havana Cutback Project in 2021. At Australia other, capital expenditure increased by $1 million from nil in 2020 to $1 million in 2021, mainly due to exploration equipment expenditure. Capital expenditure at AGA Mineração in Brazil increased by $92 million from $103 million in 2020 to $195 million in 2021, mainly due to higher mine development costs and higher expenditure on TSFs. Capital expenditure at Serra Grande in Brazil increased by $49 million from $33 million in 2020 to $82 million in 2021, mainly due to higher mine development and TSF expenditures. At Cerro Vanguardia in Argentina, capital expenditure increased by $38 million from $31 million in 2020 to $69 million in 2021, mainly due to higher expenditure on TSF embankment raise and higher deferred stripping capital. At Quebradona in Colombia, capital expenditure decreased by $7 million from $40 million in 2020 to $33 million in 2021, mainly due to the higher capitalisation of land for the growth project in 2020. At Gramalote in Colombia, capital expenditure increased by $10 million from $9 million in 2020 to $19 million in 2021, mainly due to higher feasibility study costs of the growth project. At the Corporate Office in Johannesburg, capital expenditure increased by $9 million from $2 million in 2020 to $11 million in 2021, mainly due to expenditure on new furniture and computer equipment in connection with the relocation of the Corporate Office to a new building. During 2021, there was no capital expenditure at La Colosa in Colombia or in Nevada, USA. At the Kibali gold mine in the DRC, capital expenditure increased by $20 million from $52 million in 2020 to $72 million in 2021, mainly due to higher deferred stripping and non-sustaining project capital expenditure.

Total capital expenditure was $757 million in 2020, compared to $754 million in 2019. This represents a $3 million increase from 2019. This increase was due to increased expenditure on sustaining capital ($9 million), which was partly offset by reduced non-sustaining project capital expenditure ($6 million). Capital expenditure increased at Iduapriem in Ghana by $44 million from $16 million in 2019 to $60 million in 2020, mainly due to higher pre-stripping activities and other sustaining capital. Capital expenditure decreased by $78 million at Obuasi in Ghana from $246 million in 2019 to $168 million in 2020, mainly due to the commissioning of Phase 1 of the redevelopment project on 1 October 2020, capitalisation of pre-production gold revenue against the project and delays as a result of COVID-19. Capital expenditure increased at Siguiri in Guinea by $9 million from $21 million in 2019 to $30 million in 2020 to resolve the recovery and throughput challenges of the newly commissioned plant. Capital expenditure increased at Geita in Tanzania by $12 million from $75 million in 2019 to $87 million in 2020, mainly due to increased Mineral Reserve development expenditure due to more underground activities and more exploration work done in 2020. Capital expenditure increased at Sunrise Dam in Australia by $10 million from $43 million in 2019 to $53 million in 2020, mainly due to increased Mineral Reserve development expenditure in new mining areas, asset integrity and start of the Golden Delicious open pit growth project. Capital expenditure decreased by $17 million at Tropicana in Australia from $106 million in 2019 to $89 million in 2020, mainly due to lower deferred stripping, partly offset by higher pre-stripping capital and higher expenditure on the Boston Shaker growth project. Capital expenditure increased at AGA Mineração in Brazil by $12 million from $91 million in 2019 to $103 million in 2020, mainly due to increased Mineral Reserve development expenditure and higher expenditure on TSFs. Capital expenditure decreased at Serra Grande in Brazil by $1 million from $34 million in 2019 to $33 million in 2020, mainly due to lower stay-in business capital. Capital expenditure decreased at Cerro Vanguardia in Argentina by $2 million from $33 million in 2019 to $31 million in 2020, mainly due to lower stay-in business capital. Capital expenditure increased by $4 million at Quebradona in Colombia from $36 million in 2019 to $40 million in 2020, mainly due to increased capitalisation of land for the growth project. Capital expenditure increased by $7 million at Gramalote in Colombia from $2 million in 2019 to $9 million in 2020, mainly due to increased feasibility study costs of the growth project. Capital expenditure increased by $2 million at the Corporate Office in Johannesburg from nil in 2019 to $2 million in 2020 mainly due to expenditure on furniture and fittings. During 2020, there was no capital expenditure at La Colosa in Colombia or in Nevada, USA. Capital expenditure increased at the Kibali gold mine in the DRC by $1 million from $51 million to $52 million in 2019 to $52 million in 2020, mainly due to increased Mineral Reserve development.

Comparison of operating performance on a segment basis for 2021, 2020 and 2019

The company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2021		2020		2019
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
Africa	2,644	68	2,769	58	2,203	55
Australia	890	23	989	21	851	21
Americas	1,028	26	1,211	26	1,000	25
	4,562		4,969		4,054
Less : Associates and equity-accounted joint ventures included above	(659)	(17)	(647)	(14)	(615)	(15)
Continuing operations	3,903		4,322		3,439
Discontinued operations	—	—	408	9	554	14
	3,903	100	4,730	100	3,993	100

Assets

(in millions)	Year ended 31 December
	2021		2020		2019
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
South Africa	—	—	—	—	697	10
Africa	4,193	53	3,956	51	3,514	51
Australia	1,034	13	1,044	14	972	14
Americas	1,886	24	1,626	21	1,427	21
Other, including non-gold producing subsidiaries	854	10	1,046	14	253	4
Total assets	7,967	100	7,672	100	6,863	100

At 31 December 2021 and 31 December 2020, none of AngloGold Ashanti’s producing assets were located in South Africa, compared with ten percent at the end of 2019, as a result of the sale of the company’s remaining South African producing assets and related liabilities to Harmony in September 2020. The remaining operations collectively accounted for approximately 100 percent of AngloGold Ashanti’s total assets at 31 December 2021 compared to 90 percent at the end of the same period in 2019.

Non-GAAP analysis

All-in sustaining costs and all-in costs

During 2018, the World Gold Council (WGC), an industry body, published an updated Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides in this annual report on Form 20-F, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is a non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the dollar value of this cost metric by the ounces of gold sold. “All-in costs” is a non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the dollar value of this cost metric by the ounces of gold sold.

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

“Total cash costs net of by-product revenue” as calculated and reported by AngloGold Ashanti include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

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

Reconciliations

A reconciliation of gold income as included in the company’s audited financial statements to “average gold price received per ounce” for each of the three years in the period ended 31 December 2021 is presented on a total basis in the table below.

Average gold price received per ounce for AngloGold Ashanti	Year ended 31 December
	2021	2020	2019
Gold income (million US dollars)	3,903	4,322	3,439
Adjusted for non-controlling interests (million US dollars)	(103)	(95)	(77)
	3,800	4,227	3,362
Associates and joint ventures’ share of gold income including realised non-hedge derivatives (million US dollars)	659	647	615
Attributable gold income (million US dollars)	4,459	4,874	3,977
Attributable gold sold excluding pre-production ounces - oz (000)	2,483	2,741	2,852
Average gold price received per ounce ($/oz)	1,796	1,778	1,394

A reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three years in the period ended 31 December 2021 is presented on a total and segment basis in the tables below. In addition, the company has provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

The following table presents selected total operating data from continuing operations for the AngloGold Ashanti group for the three-year period ended 31 December 2021:

Operating data for AngloGold Ashanti operations - Total	Year ended 31 December
(continuing operations)	2021	2020	2019
Cost of sales (million US dollars) - Subsidiaries	2,857	2,699	2,626
Cost of sales (million US dollars) - Joint Ventures	350	340	428
All-in sustaining costs per ounce ($/oz) - Subsidiaries(1)	1,441	1,072	1,017
All-in sustaining costs per ounce ($/oz) - Joint Ventures(1)	856	810	767
All-in costs per ounce ($/oz) - Subsidiaries(1)	1,695	1,240	1,218
All-in costs per ounce ($/oz) - Joint Ventures(1)	900	824	785
Total cash costs per ounce ($/oz) - Subsidiaries(1)	1,017	815	763
Total cash costs per ounce ($/oz) - Joint Ventures(1)	647	629	657

(1)“All-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” are non-GAAP measures. For a detailed reconciliation of “all-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” for the company’s total operations for each of the three years in the period ended 31 December 2021, refer to the relevant “AngloGold Ashanti operations - Total” tables below.

Comparison of operating performance on a segment basis in 2021 with 2020

Cost of sales

In Africa - Subsidiaries, cost of sales increased by $68 million, or six percent, to $1,300 million in 2021 from $1,232 million in 2020. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, environmental rehabilitation and other non-cash costs, amortisation of right of use assets, services and other charges, power and fuel costs and higher ore stockpile adjustments. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. Higher fuel and power costs were mainly due to the increase in the price of Brent Crude oil, which increased from $42 per barrel in 2020 to $71 per barrel in 2021, a $29 per barrel, or a 69 percent increase. Higher cost of sales was also due to additional volumes of ore mined at Siguiri resulting in higher operating costs. The increase was partly offset by lower amortisation of waste stripping and lower royalties paid due to lower ounces of gold sold in 2021 as compared to 2020. The increase was mainly due to an increase in cost of sales at Obuasi and Siguiri, partly offset by a decrease in cost of sales at Iduapriem and Geita. In Guinea, at Siguiri, cost of sales increased by $33 million, or nine percent, to $410 million in 2021 from $377 million in 2020. Cost of sales at Siguiri increased year-on-year mainly as a result of additional volumes of ore mined resulting in higher operating costs, increases on fuel and reagent costs, and higher royalties paid from additional volumes sold in 2021. In Ghana, at Obuasi, cost of sales increased by $130 million, or 382 percent, to $164 million in 2021 from $34 million in 2020. Cost of sales at Obuasi increased year-on-year mainly due to increased operating activities. Phase 1 of the Obuasi redevelopment project commenced commercial production from 1 October 2020. Underground mining activities were voluntarily suspended between 18 May 2021 and 15 October 2021 at the Obuasi mine, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production and related cost of sales. Since the voluntary suspension of underground mining activities, care and maintenance costs of $45 million were incurred at Obuasi during 2021 which led to a decrease in cost of sales during that period. In Tanzania, at Geita, cost of sales decreased by $54 million, or 10 percent, to $488 million in 2021 from $542 million in 2020. Cost of sales at Geita decreased mainly due to lower royalties paid and improved efficiencies in that more open pit tonnes were mined in 2021 at a lower rate per tonne than in 2020. This decrease was partly offset by lower grades as well as the depletion of ore stockpiles in 2021 compared to an increase in ore stockpiles during 2020. In Ghana, at Iduapriem, cost of sales decreased by $42 million, or 15 percent, to $238 million in 2021 from $280 million in 2020. Cost of sales at Iduapriem decreased mainly due to a significant amount of waste stripping capitalised at Teberebie Cut 2 in 2021 compared to 2020, together with a decrease in royalties paid due to lower ounces of gold sold and an inventory change due to ore stockpile movements.

In Africa - Joint Ventures, cost of sales increased by $10 million, or three percent, to $350 million in 2021 from $340 million in 2020. The increase was mainly due to lower open-pit recovered grades, unfavourable movements in stockpiles, higher royalties paid due to an increase in the average gold price received, and additional reagent consumption costs, as compared to 2020. The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2021.

In the Americas, cost of sales increased by $58 million, or eight percent, to $822 million in 2021 from $764 million in 2020. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of right of use assets, services and other charges, power and fuel cost, write down of inventory and environmental rehabilitation and other non-cash costs. The higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil, which increased from $42 per barrel in 2020 to $71 per barrel in 2021, a $29 per barrel, or a 69 percent increase. The increase was partly offset by lower royalties paid due to lower ounces of gold sold in 2021 as compared to 2020, lower amortisation of tangible assets due to lower ounces of gold produced in 2021 as compared to 2020 as well as the weakening of the local currencies against the US dollar. In Brazil, at AGA Mineração, cost of sales increased by $44 million, or 11 percent, to $435 million in 2021 from $391 million in 2020. Cost of sales increased at AGA Mineração mainly due to higher commodity prices (oil, iron ore and construction materials) and higher costs of services and labour. This increase was partially offset by lower royalties paid due to lower ounces of gold sold. At Serra Grande, cost of sales increased by $21 million, or 21 percent, to $123 million in 2021 from $102 million in 2020. Cost of sales increased at Serra Grande mainly due to higher commodity prices and higher cost of services and labour as well as inefficiencies primarily caused by higher absenteeism due to COVID-19 and various production challenges encountered during 2021. These increases in Brazil were partly offset by a five percent weakening of the Brazilian real against the US dollar. In Argentina, at Cerro Vanguardia, cost of sales decreased by $8 million, or three percent, to $261 million in 2021 from $269 million in 2020. Cost of sales decreased at Cerro Vanguardia mainly due to a 35 percent weakening of the Argentinean peso against the US dollar, and favourable inventory change movements. The decrease in cost of sales was partly offset by higher year-on-year salary increases, additional costs relating to COVID-19 tests and other related medical costs in line with protocols and higher materials consumption (such as fuel, explosives and spare parts) as a result of higher tonnes mined. In the Americas other segment, cost of sales increased by $1 million, or 50 percent, to $3 million in 2021 from $2 million in 2020.

In Australia, cost of sales increased by $35 million, or five percent, to $740 million in 2021 from $705 million in 2020. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of right of use assets, services and other charges, power and fuel costs, ore stockpile adjustments and the strengthening of the Australian dollar against the US dollar by eight percent. The higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil, which increased from $42 per barrel in 2020 to $71 per barrel in 2021, a $29 per barrel, or a 69 percent increase. This increase was partly offset by a decrease in environmental rehabilitation and other non-cash costs, amortisation of waste stripping and royalties paid. At Sunrise Dam, cost of sales increased by $22 million, or six percent, to $364 million in 2021 from $342 million in 2020. Cost of sales at Sunrise Dam increased year-on-year primarily due to higher mining costs (mainly higher cost of labour due to critical skill shortages), partially offset by lower royalties paid. At Tropicana, cost of sales increased by $8 million, or two percent, to $346 million in 2021 from $338 million in 2020. Cost of sales at Tropicana increased mainly due to higher mining costs (mainly higher cost of labour due to critical skill shortages), inventory movements and the impact of higher underground and open pit mining costs.

Overall the subsidiaries’ cost of sales increased from $2,699 million in 2020 to $2,857 million in 2021, which represents a $158 million, or six percent increase. The increase was primarily due to an increase in cash operating costs by $279 million, or 15 percent, to $2,160 million in 2021 from $1,881 million in 2020, an increase in environmental rehabilitation and other non-cash costs by $6 million, or 19 percent, to $38 million in 2021 from $32 million in 2020, an increase in amortisation of right of use assets by $16 million, or 34 percent, to $63 million in 2021 from $47 million in 2020. These increases were partly offset by a decrease in royalties paid by $19 million, or 10 percent, to $162 million in 2021 from $181 million in 2020, a decrease in amortisation of tangible assets of $110 million, or 21 percent, to $411 million in 2021 from $521 million in 2020 and an inventory change of $15 million, or 71 percent, to $6 million in 2021 from $21 million in 2020. The increase in cash operating costs was due to higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, COVID-19 pandemic related expenditure, services and other charges as well as fuel and power costs. The increase in environmental rehabilitation and other non-cash costs arose mainly from the changes to restoration provision cash flows, cost increases and discount rates in 2021 compared to 2020. The increase in amortisation of right of use assets arose from an increase in number of right of use assets in 2021 as compared to 2020. The decrease in royalties paid arose from a decrease in ounces of gold sold in 2021 as compared to 2020. The decrease in amortisation of tangible assets was mainly due to lower amortisation of waste stripping and lower gold production in 2021 as compared to 2020.

All-in sustaining costs per ounce

In Africa - Subsidiaries, all-in sustaining costs increased by $289 per ounce, or 30 percent, to $1,264 per ounce in 2021 from $975 per ounce in 2020. This increase was mainly due to an increase in cost of sales, an increase in sustaining capital expenditure and a decrease in ounces of gold sold. For a discussion of the increase in cost of sales in Africa - Subsidiaries during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—Cost of sales”. Sustaining capital expenditure in Africa - Subsidiaries increased as the region continued to implement its re-investment programme. At Iduapriem, sustaining capital expenditure increased mainly due to higher pre-stripping activities and stay-in-business capital. At Obuasi, the Obuasi redevelopment project led to an increase in sustaining capital expenditure as Phase 2 of the project was completed at the end of December 2021. At Siguiri, sustaining capital expenditure increased mainly due to increased stay-in-business capital. Gold sold (excluding pre-production ounces) in Africa - Subsidiaries decreased by 95,000 ounces, or eight percent, from 1.155 million ounces in 2020 to 1.060 million ounces in 2021. The decrease was mainly due to lower production from Iduapriem due to lower grades from the depletion of ore in Cut 1 and delayed waste stripping at

Cut 2 of the Teberebie pit as well as the impact of a drawdown on stockpiles, from Obuasi due to underground mining activities being voluntarily suspended between 18 May 2021 and 15 October 2021 following a sill pillar incident (from 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production) and from Geita due to mining lower grades and the impact of a drawdown on stockpiles as significant reinvestments progressed across the Geita lease during 2021. The lower production was partly offset by higher production at Siguiri due to an improvement in recovered grade which was attributable to improved plant recoveries as a result of the carbon-in-leach (“CIL”) conversion done at the end of 2020 and the commencement of processing Block 2 material in the second half of 2021.

In Africa - Joint Ventures, all-in sustaining costs increased by $46 per ounce, or six percent, to $856 per ounce in 2021 from $810 per ounce in 2020. This increase was mainly due to an increase in cost of sales and an increase in sustaining capital expenditure at Kibali, partly offset by higher ounces of gold sold. For a discussion of the increase in cost of sales in Africa - Joint Ventures during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—Cost of sales”. Sustaining capital expenditure in Africa - Joint Ventures increased mainly due to higher deferred stripping. The increase was partly offset by an increase in gold sold in Africa - Joint Ventures by 2,000 ounces, or one percent, from 365,000 ounces in 2020 to 367,000 ounces in 2021. The Kibali mine delivered a good overall performance from the metallurgical plant, with increased tonnage during 2021, driven by higher open pit tonnes mined as compared to 2020.

In the Americas, all-in sustaining costs increased by $584 per ounce, or 58 percent, to $1,587 per ounce in 2021 from $1,003 per ounce in 2020. This increase was mainly due to an increase in cost of sales, an increase in sustaining capital expenditure and lower ounces of gold sold, partly offset by the weakening of the local currencies against the US dollar. For a discussion of the increase in cost of sales in the Americas during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—Cost of sales”. Sustaining capital expenditure in the Americas increased as the region continued to implement its re-investment programme and the transition of the TSFs in Brazil to dry-stacked structures to comply with new legal requirements. At AGA Mineração and Serra Grande in Brazil, sustaining capital expenditure increased mainly due to higher mine development and TSF expenditures. At Cerro Vanguardia in Argentina, sustaining capital expenditure increased mainly due to higher expenditure on TSFs and higher deferred stripping capital. Gold sold in the Americas decreased by 103,000 ounces, or 16 percent, from 664,000 ounces in 2020 to 561,000 ounces in 2021. At AGA Mineração, the Córrego do Sítio complex was impacted by challenges in the crushing and milling circuit and lower tonnes of ore treated. Production was also adversely impacted by a 7-day strike by mine workers in September 2021. The Cuiabá complex saw an increase in tonnes of ore treated year-on-year, which was partially offset by lower grades. At Serra Grande, production decreased year-on-year mainly due to lower tonnage resulting from various delays in accessing mine stopes, as well as lower feed grades, the negative impact of COVID-19 on mining operations and operational impacts of the fatality that occurred in February 2021. The production performance was further impacted by stabilisation challenges during the commissioning of the new filter process as work is ongoing to complete the conversion of the TSFs to dry-stacking operations to comply with new legal requirements. At Cerro Vanguardia, production was down year-on-year mainly due to the effect of lower grades as per the mine plan for 2021 as well as COVID-19 related limitations and restrictions that affect the mine’s ability to operate at full capacity. The decrease in gold production at Cerro Vanguardia was partially offset by higher by-product revenue derived from higher ounces of silver sold.

In Australia, all-in sustaining costs increased by $275 per ounce, or 22 percent, to $1,500 per ounce in 2021 from $1,225 per ounce in 2020. This increase was mainly due to an increase in cost of sales, lower ounces of gold sold and the strengthening of the local currency against the US dollar, partly offset by a decrease in sustaining capital expenditure. For a discussion of the increase in cost of sales in Australia during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—Cost of sales”. Sustaining capital expenditure increased in Australia mainly at Tropicana due to higher deferred stripping, Mineral Reserve and other stay-in business expenditure. Gold sold in Australia decreased by 62,000 ounces, or 11 percent, from 557,000 ounces in 2020 to 495,000 ounces in 2021. At Sunrise Dam, production was impacted by lower head grade and a decrease in metallurgical recovery, which was partially offset by higher tonnes mined in the underground mine. Mine-to-mill grade reconciliations stabilised during the second half of 2021 and access to higher-grade underground ore was achieved at the end of 2021 in the newly accessed Frankie orebody. At Tropicana, production was lower year-on-year due to a lower mill feed grade as stockpile drawdowns increased while mining focused on waste removal in the Havana Stage 2 Cutback. Production at Tropicana has also been adversely impacted by the wall failure in the Boston Shaker open pit in June 2021, which delayed higher grade ore delivery. Tropicana has also been affected by labour market shortages which have had an adverse impact on open pit and underground material movement.

All-in costs per ounce

In Africa - Subsidiaries, all-in costs increased by $367 per ounce, or 32 percent, to $1,516 per ounce in 2021 from $1,149 per ounce in 2020. This increase was mainly due to an increase in all-in sustaining costs, higher care and maintenance expenditure and higher non-sustaining project capital expenditure. At Obuasi, underground mining activities were voluntarily suspended between 18 May 2021 and 15 October 2021, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production. Since the voluntary suspension of underground mining activities, care and maintenance costs of $45 million were incurred at Obuasi during 2021. Non-sustaining capital expenditure at Geita in Tanzania increased mainly due to an increase in project capital with the start of the Nyamulilima project. For a discussion of the decrease in ounces of gold sold in Africa - Subsidiaries during 2021, see “Item 5A:

Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—All-in sustaining costs per ounce”.

In Africa - Joint Ventures, all-in costs increased by $76 per ounce, or nine percent, to $900 per ounce in 2021 from $824 per ounce in 2020. This increase was mainly due to an increase in all-in sustaining costs and higher non-sustaining project capital expenditure at Kibali. For a discussion of the increase in ounces of gold sold in Africa - Joint Ventures during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—All-in sustaining costs per ounce”.

In the Americas, all-in costs increased by $679 per ounce, or 58 percent, to $1,858 per ounce in 2021 from $1,179 per ounce in 2020. This increase was mainly due to an increase in all-in sustaining costs and an increase in non-sustaining exploration and study cost expenditure at the Colombian and Nevada growth projects. For a discussion of the decrease in ounces of gold sold in the Americas during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—All-in sustaining costs per ounce”.

In Australia, all-in costs increased by $369 per ounce, or 27 percent, to $1,725 per ounce in 2021 from $1,356 per ounce in 2020. This increase was mainly due to an increase in all-in sustaining costs, higher non-sustaining project capital expenditure at Sunrise Dam on the Golden Delicious open pit growth project and at Tropicana on the Havana cutback project, and higher non-sustaining exploration and study costs relating to growth deposits at Sunrise Dam and Tropicana. For a discussion of the decrease in ounces of gold sold in Australia during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—All-in sustaining costs per ounce”.

Total cash costs per ounce

The currencies of Argentina and Brazil were, on average, weaker against the US dollar during 2021 as compared to 2020, which positively impacted total cash costs per ounce for 2021. This positive impact was partly offset by the currency of Australia being, on average, stronger against the US dollar during 2021 as compared to 2020.

In Africa - Subsidiaries, total cash costs per ounce increased by $194 per ounce, or 24 percent, to $991 per ounce in 2021 from $797 per ounce in 2020. The increase was mainly due to a 89,000 ounce decrease in production (excluding pre-production ounces) and an increase in total cash costs.

In Tanzania, at Geita, total cash costs per ounce increased by $181 per ounce, or 28 percent, to $822 per ounce in 2021 from $641 per ounce in 2020. Total cash costs per ounce increased year-on-year mainly due to lower grades, together with the depletion of ore stockpiles in 2021 compared to an increase in ore stockpiles during 2020. This increase was partly offset by lower royalties paid and improved efficiencies in that more open pit tonnes were mined in 2021 at a lower rate per tonne than in 2020.

In Ghana, at Iduapriem, total cash costs per ounce increased by $350 per ounce, or 48 percent, to $1,081 per ounce in 2021 from $731 per ounce in 2020. Total cash costs per ounce increased year-on-year mainly due to lower production and ore stockpile movements. This increase was partly offset by a significant amount of waste stripping capitalised at Teberebie Cut 2 in 2021 compared to 2020, together with a decrease in royalties paid due to lower volumes sold.

At Obuasi, total cash costs per ounce decreased by $33 per ounce, or three percent, to $1,112 per ounce in 2021 from $1,145 per ounce in 2020. Total cash costs per ounce decreased mainly due to an increase in ounces gold produced.

In Guinea, at Siguiri, total cash costs per ounce decreased by $93 per ounce, or seven percent, to $1,200 per ounce in 2021 from $1,293 per ounce in 2020. Total cash costs per ounce decreased year-on-year mainly as a result of higher production, partially offset by higher operating costs, increases on fuel and reagent costs, and higher royalties paid from additional volumes sold in 2021.

In Africa - Joint Ventures, total cash costs per ounce increased by $18 per ounce, or three percent, to $647 per ounce in 2021 from $629 per ounce in 2020. The increase was mainly due to an increase in total cash costs, partly offset by a 1,000 ounce increase in production. Total cash costs per ounce increased year-on-year mainly as a result of lower open-pit recovered grades, unfavourable movements in stockpiles, higher royalties paid due to an increase in the average gold price received, and additional reagent consumption, as compared to 2020. The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2021.

In the Americas, total cash costs per ounce increased by $200 per ounce, or 28 percent, to $921 per ounce in 2021 from $721 per ounce in 2020. The increase was mainly due to a 90,000 ounce decrease in production and an increase in total cash costs.

In Brazil, at AGA Mineração, total cash costs per ounce increased by $111 per ounce, or 15 percent, to $858 per ounce in 2021 from $747 per ounce in 2020. Total cash costs per ounce increased year-on-year mainly due to lower production and higher commodity prices (oil, iron ore and construction materials) and higher costs of services and labour. This increase was partially offset by higher sulphuric acid by-product revenue and lower royalties paid due to lower volumes sold.

At Serra Grande, total cash costs per ounce increased by $527 per ounce, or 79 percent, to $1,192 per ounce in 2021 from $665 per ounce in 2020. Total cash costs per ounce increased year-on-year mainly due to lower production, higher commodity prices (oil, iron ore and construction materials) and higher cost of services and labour as well as inefficiencies primarily caused by higher absenteeism due to COVID-19 and various production challenges encountered during 2021.

In Argentina, at Cerro Vanguardia, total cash costs per ounce increased by $195 per ounce, or 28 percent, to $894 per ounce in 2021 from $699 per ounce in 2020. Total cash costs per ounce increased year-on-year mainly due to salary increases, additional costs relating to COVID-19 tests and other related medical costs in line with protocols, higher commodity prices and higher materials consumption (such as fuel, explosives and spare parts) as a result of higher tonnes mined. The increase was partially offset by the weakening of the Argentinean peso against the US dollar and higher by-product revenue derived from higher ounces of silver sold.

In Australia, total cash costs per ounce increased by $228 per ounce, or 24 percent, to $1,196 per ounce in 2021 from $968 per ounce in 2020, primarily due to a 60,000 ounce decrease in production and an increase in total cash costs.

At Sunrise Dam, total cash costs per ounce increased by $252 per ounce, or 24 percent, to $1,321 per ounce in 2021 from $1,069 per ounce in 2020. Total cash costs per ounce increased year-on-year primarily due to lower production and higher mining costs (mainly higher cost of labour due to critical skill shortages), partially offset by lower royalties paid.

At Tropicana, total cash costs per ounce increased by $180 per ounce, or 22 percent, to $987 per ounce in 2021 compared to $807 per ounce in 2020. Total cash costs per ounce increased year-on-year mainly due to lower grades, inventory movements and the impact of higher underground and open pit mining costs.

Overall the subsidiaries’ total cash costs per ounce increased by $202, or 25 percent, to $1,017 per ounce in 2021 compared to $815 per ounce in 2020. The increase was mainly due to an increase in total cash costs and a 238,000-ounce decrease in production.

Comparison of operating performance on a segment basis in 2020 with 2019

Cost of sales

In Africa - Subsidiaries, cost of sales increased by $59 million, or five percent, to $1,232 million in 2020 from $1,173 million in 2019. The increase was mainly due to an increase in labour and contractors’ costs, consumable stores, COVID-19 pandemic related expenditure, royalties paid, amortisation, and services and other charges, partly offset by lower fuel costs and ore stockpile adjustments. In Guinea, at Siguiri, cost of sales increased by $62 million, or 20 percent, to $377 million in 2020 from $315 million in 2019. In Ghana, at Obuasi, the Obuasi redevelopment project was commissioned during 2020 incurring cost of sales of $34 million in 2020, from $nil in 2019. In Tanzania, at Geita, cost of sales decreased by $29 million, or five percent, to $542 million in 2019 from $571 million in 2019. In Ghana, at Iduapriem, cost of sales decreased by $8 million, or three percent, to $280 million in 2020 from $288 million in 2019.

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

In the Americas, cost of sales decreased by $58 million, or seven percent, to $764 million in 2020 from $822 million in 2019. The decrease was mainly due to the weakening of the local currencies against the US dollar, decrease in environmental rehabilitation and other non-cash costs and lower fuel costs, partly offset by increases in contractors’ costs and COVID-19 pandemic related expenditure. The Argentinean peso weakened by 46 percent and the Brazilian real weakened by 31 percent, against the US dollar. In Brazil, at AGA Mineração, cost of sales decreased by $26 million, or six percent, to $391 million in 2020 from $417 million in 2019. At Serra Grande, cost of sales decreased by $28 million, or 22 percent, to $102 million in 2020 from $130 million in 2019. In Argentina, at Cerro Vanguardia, cost of sales decreased by $5 million, or two percent, to $269 million in 2020 from $274 million in 2019. In the Americas other segment, cost of sales increased by $1 million, or 100 percent, to $2 million in 2020 from $1 million in 2019.

In Australia, cost of sales increased by $73 million, or 12 percent, to $705 million in 2020 from $632 million in 2019. The increase was mainly due to an increase in labour and contractors’ costs, consumable stores, royalties paid, COVID-19 pandemic related expenditure, services and other charges, and ore stockpile adjustments, partly offset by lower fuel costs, amortisation and the weakening of the Australian dollar against the US dollar. At Sunrise Dam, cost of sales increased by

$24 million, or eight percent, to $342 million in 2020 from $318 million in 2019. At Tropicana, cost of sales increased by $41 million, or 14 percent, to $338 million in 2020 from $297 million in 2019.

Overall the subsidiaries’ cost of sales increased from $2,626 million in 2019 to $2,699 million in 2020, which represents a $73 million, or three percent increase. The increase was primarily due to an increase in cash operating costs by $50 million, or three percent, to $1,881 million in 2020 from $1,831 million in 2019 and an increase in royalties paid by $44 million, or 32 percent, to $181 million in 2020 from $137 million in 2019, partly offset by a decrease in environmental rehabilitation and other non-cash costs by $21 million, or 40 percent, to $32 million in 2020 from $53 million in 2019. The increase in cash operating costs was due to higher labour and contractors’ costs, consumable stores, COVID-19 pandemic related expenditure, services and other charges, partly offset by lower fuel and power costs. The decrease in environmental rehabilitation and other non-cash costs arose from the changes to restoration provision cash flows and discount rates compared to 2019.

All-in sustaining costs per ounce

In Africa - Subsidiaries, all-in sustaining costs increased by $28 per ounce, or three percent, to $975 per ounce in 2020 from $947 per ounce in 2019. This increase was mainly due to an increase in cost of sales at Siguiri due to the increase in hard rock processing capability which resulted in a higher plant throughput during 2020. The higher plant throughput has been partly offset by lower than planned recovery rate from high levels of carbon in the ore affecting the capacity to recover gold. This led to higher processing costs year-on-year as a result of higher reagent consumption. The increase was partly offset by lower cost of sales at Geita driven by a build-up of ore stockpiles and lower mining costs, boosted by the move to owner mining. During 2020, the Obuasi redevelopment project was commissioned with higher level of sales as the project continued to ramp-up. Capital expenditure increased at Iduapriem due to higher pre-stripping activities and stay-in-business capital, at Siguiri to resolve the current recovery and throughput challenges of the newly commissioned plant, at Geita due to increased Mineral Reserve development expenditure as a result of more underground activities and more exploration work done in 2020. The higher cost of sales and capital expenditure was partly offset by an increase in gold sold (excluding pre-production ounces) of 59,000 ounces, or five percent, from 1,096,000 ounces in 2019 to 1,155,000 ounces in 2020, mainly due to the transition to predominantly underground operations which resulted in increased tonnes treated at Geita and the commissioning of the redevelopment project at Obuasi.

In Africa - Joint Ventures, all-in sustaining costs increased by $43 per ounce, or six percent, to $810 per ounce in 2020 from $767 per ounce in 2019. This increase was mainly due to an increase in cost of sales, lower amortisation and an increase in sustaining capital expenditure at Kibali as well as a decrease in gold sold by 77,000 ounces, or 17 percent, from 442,000 ounces in 2019 to 365,000 ounces in 2020. During 2020, the Sadiola and Morila operations reached the end of their operating lives and recorded no cost of sales and no gold sales. On 10 November 2020, AngloGold Ashanti together with its joint venture partner Barrick completed the sale of the Morila gold mine in Mali to Firefinch Limited. On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD completed the sale of the Sadiola gold mine in Mali to Allied Gold.

In the Americas, all-in sustaining costs decreased by $29 per ounce, or three percent, to $1,003 per ounce in 2020 from $1,032 per ounce in 2019. This decrease was mainly due to the weakening of the local currencies against the US dollar, decrease in environmental rehabilitation and other non-cash and lower fuel costs, partly offset by an increase in contractors’ costs, COVID-19 pandemic related expenditure, increased capital expenditure at AGA Mineração mainly due to increased Mineral Reserve development expenditure and expenditure on TSFs. Gold sold decreased by 36,000 ounces in 2020, as compared to 2019, mainly due to lower ounces of gold sold at Cerro Vanguardia and Serra Grande.

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

All-in costs per ounce

In Africa - Subsidiaries, all-in costs decreased by $88 per ounce, or seven percent, to $1,149 per ounce in 2020 from $1,237 per ounce in 2019. This decrease was mainly due to lower non-sustaining capital expenditure at Obuasi and revenue from pre-production ounces of gold sold being offset against project capital expenditure, and the commissioning of the Obuasi redevelopment project during 2020, partly offset by an increase in all-in sustaining costs at Siguiri. Gold sold increased by 59,000 ounces, in 2020, as compared to 2019, mainly due to the transition to predominantly underground operations which resulted in increased tonnes treated at Geita and commissioning of the redevelopment project at Obuasi.

In Africa - Joint Ventures, all-in costs increased by $39 per ounce, or five percent, to $824 per ounce in 2020 from $785 per ounce in 2019. This increase was mainly due to an increase in all-in sustaining costs and a decrease in gold sold of 77,000 ounces, or 17 percent, from 442,000 ounces in 2019 to 365,000 ounces in 2020.

In the Americas, all-in costs decreased by $4 per ounce to $1,179 per ounce in 2020 from $1,183 per ounce in 2019. This decrease was mainly due to a decrease in all-in sustaining costs and a decrease in corporate and social responsibility costs not related to current operations, partly offset by an increase in non-sustaining capital expenditure at the Colombia projects. Gold sold decreased by 36,000 ounces in 2020, as compared to 2019, mainly due to lower ounces of gold sold at Cerro Vanguardia and Serra Grande.

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

In Ghana, at Iduapriem, total cash costs per ounce decreased by $84, or ten percent, to $731 per ounce in 2020, compared to $815 per ounce in 2019 due to a decrease in total cash costs, while production during 2020 remained consistent with the prior year’s production at 275,000 ounces. At Obuasi, the Obuasi redevelopment project was commissioned during 2020 with total cash costs per ounce of $1,145 and 30,000 ounces production.

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

In Brazil, at AGA Mineração, total cash costs per ounce decreased by $35, or four percent, to $747 per ounce in 2020 from $782 per ounce in 2019, primarily due to a decrease in total cash costs, while production during 2020 remained consistent with the prior year’s production at 362,000 ounces. At Serra Grande, total cash costs per ounce decreased by $42, or six percent, to $665 per ounce in 2020 from $707 per ounce in 2019, primarily due to a decrease in total cash costs, partly offset by a 9,000-ounce decrease in production.

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

At Sunrise Dam, total cash costs per ounce increased by $55, or five percent, to $1,069 per ounce in 2020 compared to $1,014 per ounce in 2019, mainly due to an increase in total cash costs, partly offset by a 2,000 ounce increase in production.

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

Reconciliations

The following tables present a reconciliation of both cost of sales and total cash costs as included in the company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three years in the period ended 31 December 2021 on a total and segment basis. In addition, the company has provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

For the year ended 31 December 2021
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	(5)
By-product revenue	—
Realised other commodity contracts	—
Amortisation of tangible, intangible and right of use assets	(3)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration and marketing expenditure	73
Lease payment sustaining	3
Sustaining exploration and study costs	—
Total sustaining capital expenditure	11
All-in sustaining costs	79
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	79
All-in sustaining costs	79
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	4
Other provisions	1
All-in costs	84
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	84
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion (excluding pre-production ounces).
(3)In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
(4)Corporate includes non-gold producing subsidiaries.
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2021
Corporate and other
(in $ millions, except as otherwise noted)

Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	(5)
By-product revenue	—
Inventory change	—
Amortisation of tangible assets	(1)
Amortisation of right of use assets	(1)
Amortisation of intangible assets	(1)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs	(8)
Adjusted for non-controlling interests(1)	—
Total cash costs adjusted for non-controlling interests	(8)
Gold produced – oz (000)(2)	—
Total cash costs per unit – $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion (excluding pre-production ounces).
(3)In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
(4)Corporate includes non-gold producing subsidiaries.
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2021
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	350	—	—	350	238	164	410	488	—	1,300
By-product revenue	(2)	—	—	(2)	(1)	—	(1)	(1)	—	(3)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(105)	—	—	(105)	(19)	(22)	(47)	(75)	—	(163)
Adjusted for decommissioning and inventory amortisation	1	—	—	1	1	—	—	1	—	2
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	9	—	—	9	2	—	1	19	—	22
Sustaining exploration and study costs	—	—	—	—	1	—	3	4	—	8
Total sustaining capital expenditure	61	—	—	61	103	46	18	65	—	232
All-in sustaining costs	314	—	—	314	325	188	384	501	—	1,398
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(58)	—	—	(58)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	314	—	—	314	325	188	326	501	—	1,340
All-in sustaining costs	314	—	—	314	325	188	384	501	—	1,398
Non-sustaining project capital expenditure	11	—	—	11	2	122	20	58	—	202
Non-sustaining lease payments	—	—	—	—	—	—	—	2	—	2
Non-sustaining exploration and study costs	2	—	—	2	3	2	2	1	—	8
Care and maintenance	—	—	—	—	—	45	—	—	—	45
Closure and social responsibility costs not related to current operations	3	—	—	3	—	10	—	—	—	10
Other provisions	—	—	—	—	—	—	—	3	—	3
All-in costs	330	—	—	330	330	367	406	565	—	1,668
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(61)	—	—	(61)
All-in costs adjusted for non-controlling interests and non-gold producing companies	330	—	—	330	330	367	345	565	—	1,607
Gold sold – oz (000)(2)	367	—	—	367	201	114	258	487	—	1,060
All-in sustaining cost per unit – $/oz(3)	856	—	—	856	1,619	1,653	1,267	1,029	—	1,264
All-in cost per unit – $/oz(3)	898	—	—	900	1,642	3,229	1,340	1,161	—	1,516

For the year ended 31 December 2021
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana			Guinea		Tanzania		Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi		Siguiri		Geita
Total cash costs
Cost of sales per segmental information(5)	350	—	—	350	238	164		410		488		—	1,300
By-product revenue	(2)	—	—	(2)	(1)	—		(1)		(1)		—	(3)
Inventory change	(1)	—	—	(1)	1	(10)		(1)		(1)		—	(11)
Amortisation of tangible assets	(100)	—	—	(100)	(17)	(21)		(46)		(55)		—	(139)
Amortisation of right of use assets	(5)	—	—	(5)	(2)	—		(1)		(20)		—	(23)
Amortisation of intangible assets	—	—	—	—	—	(1)		—		—		—	(1)
Rehabilitation and other non-cash costs	(5)	—	—	(5)	(1)	(12)		2		(12)		—	(23)
Retrenchment costs	—	—	—	—	—	—		—		—		—	—
Total cash costs	237	—	—	237	218	120		363		399		—	1,100
Adjusted for non-controlling interests(1)	—	—	—	—	—	—		(55)		—		—	(55)
Total cash costs adjusted for non-controlling interests	237	—	—	237	218	120		308		399		—	1,045
Gold produced - oz (000)(2)	365	—	—	365	202	108	—	258	—	486	—	—	1,054
Total cash costs per unit - $/oz(3)	647	—	—	647	1,081	1,112		1,200		822		—	991

For the year ended 31 December 2021
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	364	346	30	740	261	435	123	3	822
By-product revenue	(1)	(3)	—	(4)	(93)	(26)	—	—	(119)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(60)	(88)	(2)	(150)	(27)	(108)	(25)	(1)	(161)
Adjusted for decommissioning and inventory amortisation	1	1	—	2	—	(4)	—	—	(4)
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—
Lease payment sustaining	13	12	—	25	—	15	4	1	20
Sustaining exploration and study costs	—	—	—	—	1	1	—	—	2
Total sustaining capital expenditure	47	82	1	130	69	193	82	—	344
All-in sustaining costs	364	350	29	743	211	506	184	3	904
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(16)	—	—	—	(16)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	364	350	29	743	195	506	184	3	888
All-in sustaining costs	364	350	29	743	211	506	184	3	904
Non-sustaining project capital expenditure	15	40	—	55	—	2	—	52	54
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	27	8	21	56	1	11	4	73	89
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	7	2	1	10
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	406	398	50	854	212	526	190	129	1,057
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(16)	—	—	—	(16)
All-in costs adjusted for non-controlling interests and non-gold producing companies	406	398	50	854	196	526	190	129	1,041
Gold sold – oz (000)(2)	231	264	—	495	144	334	83	—	561
All-in sustaining cost per unit – $/oz(3)	1,573	1,326	—	1,500	1,353	1,519	2,220	—	1,587
All-in cost per unit – $/oz(3)	1,757	1,506	—	1,725	1,362	1,582	2,283	—	1,858

For the year ended 31 December 2021
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	364	346	30	740	261	435	123	3	822
By-product revenue	(1)	(3)	—	(4)	(93)	(26)	—	—	(119)
Inventory change	(3)	3	—	—	7	(3)	1	—	5
Amortisation of tangible assets	(49)	(80)	—	(129)	(27)	(94)	(21)	—	(142)
Amortisation of right of use assets	(11)	(8)	(1)	(20)	—	(14)	(4)	(1)	(19)
Amortisation of intangible assets	—	—	(1)	(1)	—	—	—	—	—
Rehabilitation and other non-cash costs	3	3	(1)	5	(8)	(12)	—	—	(20)
Retrenchment costs	—	—	—	—	(1)	(1)	—	—	(2)
Total cash costs	303	261	27	591	139	285	99	2	525
Adjusted for non-controlling interests(1)	—	—	—	—	(10)	—	—	—	(10)
Total cash costs adjusted for non-controlling interests	303	261	27	591	129	285	99	2	515
Gold produced – oz (000)(2)	229	265	—	494	145	331	83	—	559
Total cash costs per unit – $/oz(3)	1,321	987	—	1,196	894	858	1,192	—	921

For the year ended 31 December 2021
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS
All-in sustaining costs
Cost of sales per segmental information(5)	350	2,857
By-product revenue	(2)	(126)
Realised other commodity contracts	—	—
Amortisation of tangible, intangible and right of use assets	(105)	(477)
Adjusted for decommissioning and inventory amortisation	1	—
Corporate administration and marketing expenditure	—	73
Lease payment sustaining	9	70
Sustaining exploration and study costs	—	10
Total sustaining capital expenditure	61	717
All-in sustaining costs	314	3,124
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(74)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	314	3,050
All-in sustaining costs	314	3,124
Non-sustaining project capital expenditure	11	311
Non-sustaining lease payments	—	2
Non-sustaining exploration and study costs	2	153
Care and maintenance	—	45
Closure and social responsibility costs not related to current operations	3	24
Other provisions	—	4
All-in costs	330	3,663
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(77)
All-in costs adjusted for non-controlling interests and non-gold producing companies	330	3,586
Gold sold – oz (000)(2)	367	2,116
All-in sustaining cost per unit – $/oz(3)	856	1,441
All-in cost per unit – $/oz(3)	900	1,695

For the year ended 31 December 2021
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS
Total cash costs
Cost of sales per segmental information(5)	350	2,857
By-product revenue	(2)	(126)
Inventory change	(1)	(6)
Amortisation of tangible assets	(100)	(411)
Amortisation of right of use assets	(5)	(63)
Amortisation of intangible assets	—	(3)
Rehabilitation and other non-cash costs	(5)	(38)
Retrenchment costs	—	(2)
Total cash costs	237	2,208
Adjusted for non-controlling interests(1)	—	(65)
Total cash costs adjusted for non-controlling interests	237	2,143
Gold produced – oz (000)(2)	365	2,107
Total cash costs (adjusted) per unit – $/oz(3)	647	1,017

For the year ended 31 December 2020
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	(2)
By-product revenue	—
Realised other commodity contracts	5
Amortisation of tangible, intangible and right of use assets	(2)
Adjusted for decommissioning and inventory amortisation	(1)
Corporate administration and marketing expenditure	67
Lease payment sustaining	3
Sustaining exploration and study costs	1
Total sustaining capital expenditure	2
All-in sustaining costs	73
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	73
All-in sustaining costs	73
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	9
Other provisions	—
All-in costs	82
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	82
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion (excluding pre-production ounces).
(3)In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
(4)Corporate includes non-gold producing subsidiaries.
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2020
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
Total cash costs
Cost of sales per segmental information(5)	(2)
By-product revenue	—
Inventory change	—
Amortisation of tangible assets	—
Amortisation of right of use assets	—
Amortisation of intangible assets	(2)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(4)
Adjusted for non-controlling interests,(1)	—
Total cash costs for non-controlling interests	(4)
Gold produced – oz (000) (2)	—
Total cash costs per unit – $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion (excluding pre-production ounces).
(3)In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
(4)Corporate includes non-gold producing subsidiaries.
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2020
Operations in South Africa (Discontinued operations)
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
All-in sustaining costs
Cost of sales per segmental information(5)	158	158	124	4	287
By-product revenue	(1)	—	—	—	(1)
Realised other commodity contracts	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	—	—	—	—	—
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—
Corporate administration and marketing expenditure	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	—
Total sustaining capital expenditure	27	27	7	1	35
All-in sustaining costs	184	185	131	5	321
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	184	185	131	5	321
Non-sustaining project capital expenditure	—	—	—	—	—
Non-sustaining lease payments	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—
Care and maintenance	—	—	—	17	17
Closure and social responsibility costs not related to current operations	—	—	—	—	—
Other provisions	—	—	—	—	—
All-in costs	184	185	131	22	338
Gold sold - oz (000)(2)	135	135	109	—	247
All-in sustaining cost per unit - $/oz(3)	1,365	1,365	1,201	—	1,296
All-in cost per unit - $/oz(3)	1,366	1,366	1,201	—	1,367

For the year ended 31 December 2020
Operations in South Africa (Discontinued operations)
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
Total cash costs
Cost of sales per segmental information(5)	158	158	124	4	287
By-product revenue	(1)	(1)	—	—	(1)
Inventory change	(1)	(1)	(2)	(4)	(7)
Amortisation of tangible assets	—	—	—	—	—
Amortisation of right of use assets	—	—	—	—	—
Amortisation of intangible assets	—	—	—	—	—
Rehabilitation and other non-cash costs	—	—	—	—	—
Retrenchment costs	(1)	(1)	—	—	(2)
Total cash costs	155	155	122	—	277
Gold produced - oz (000)(2)	134	134	107	—	241
Total cash costs per unit -$/oz(3)	1,164	1,164	1,131	—	1,149

For the year ended 31 December 2020
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	340	—	—	340	280	34	377	542	(1)	1,232
By-product revenue	(1)	—	—	(1)	(1)	—	—	(2)	—	(3)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(104)	—	—	(104)	(74)	(6)	(41)	(124)	—	(245)
Adjusted for decommissioning and inventory amortisation	1	—	—	1	1	—	—	4	—	5
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	9	—	—	9	—	—	—	17	—	17
Sustaining exploration and study costs	—	—	—	—	3	—	2	5	—	10
Total sustaining capital expenditure	52	—	—	52	60	7	15	80	1	163
All-in sustaining costs	296	—	—	297	269	35	353	522	—	1,179
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(53)	—	—	(53)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	296	—	—	297	269	35	300	522	—	1,126
All-in sustaining costs	296	—	—	297	269	35	353	522	—	1,179
Non-sustaining project capital expenditure	—	—	—	—	—	161	15	7	—	183
Non-sustaining lease payments	—	—	—	—	—	—	—	2	—	2
Non-sustaining exploration and study costs	—	—	—	—	2	2	5	2	—	11
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	2	6	(3)	4	—	10	—	—	—	10
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	298	6	(3)	301	271	208	373	533	—	1,385
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(56)	—	—	(56)
All-in costs adjusted for non-controlling interests and non-gold producing companies	298	6	(3)	301	271	208	317	533	—	1,329
Gold sold – oz (000)(2)	365	—	—	365	274	27	215	639	—	1,155
All-in sustaining cost per unit – $/oz(3)	809	—	—	810	985	1,316	1,397	814	—	975
All-in cost per unit – $/oz(3)	817	—	—	824	992	7,731	1,476	831	—	1,149

For the year ended 31 December 2020
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	340	—	—	340	280	34	377	542	(1)	1,232
By-product revenue	(1)	—	—	(1)	(1)	—	—	(2)	—	(3)
Inventory change	(1)	—	—	(1)	1	9	(1)	(12)	—	(3)
Amortisation of tangible assets	(101)	—	—	(101)	(74)	(6)	(40)	(108)	—	(228)
Amortisation of right of use assets	(3)	—	—	(3)	—	—	(1)	(16)	—	(17)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Rehabilitation and other non-cash costs	(4)	—	—	(4)	(6)	(2)	(9)	(5)	—	(22)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs	230	—	—	230	200	35	326	399	(1)	959
Adjusted for non-controlling interests(1)	—	—	—	—	—	—	(49)	—	—	(49)
Total cash costs adjusted for non-controlling interests	230	—	—	230	200	35	277	399	(1)	910
Gold produced - oz (000) (2)	364	—	—	364	275	30	215	623	—	1,143
Total cash costs per unit - $/oz(3)	629	—	—	629	731	1,145	1,293	641	—	797

For the year ended 31 December 2020
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	342	338	25	705	269	391	102	2	764
By-product revenue	(1)	(2)	—	(3)	(82)	(17)	—	—	(99)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(64)	(94)	(2)	(160)	(26)	(109)	(27)	(1)	(163)
Adjusted for decommissioning and inventory amortisation	2	1	—	3	(7)	3	—	—	(4)
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—
Lease payment sustaining	11	10	1	22	—	8	2	—	10
Sustaining exploration and study costs	—	1	—	1	2	2	—	—	4
Total sustaining capital expenditure	50	64	—	114	31	103	33	—	167
All-in sustaining costs	340	318	24	682	187	381	110	1	679
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(14)	—	—	—	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	340	318	24	682	173	381	110	1	665
All-in sustaining costs	340	318	24	682	187	381	110	1	679
Non-sustaining project capital expenditure	3	25	—	28	—	—	—	49	49
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	22	5	17	44	1	6	3	47	57
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	8	2	—	10
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	365	348	41	754	188	395	115	97	795
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(14)	—	—	—	(14)
All-in costs adjusted for non-controlling interests and non-gold producing companies	365	348	41	754	174	395	115	97	781
Gold sold – oz (000)(2)	258	299	—	557	186	364	114	—	664
All-in sustaining cost per unit – $/oz(3)	1,320	1,061	—	1,225	931	1,050	953	—	1,003
All-in cost per unit – $/oz(3)	1,417	1,164	—	1,356	934	1,091	997	—	1,179

For the year ended 31 December 2020
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			Total Australia	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	342	338	25	705	269	391	102	2	764
By-product revenue	(1)	(2)	—	(3)	(82)	(17)	—	—	(99)
Inventory change	(1)	(1)	—	(2)	(16)	1	—	—	(16)
Amortisation of tangible assets	(54)	(86)	—	(141)	(26)	(100)	(25)	—	(151)
Amortisation of right of use assets	(10)	(8)	(1)	(18)	—	(8)	(2)	(1)	(11)
Amortisation of intangible assets	—	—	(1)	(1)	—	(1)	—	—	(1)
Rehabilitation and other non-cash costs	(2)	(1)	(1)	(4)	(13)	4	3	(1)	(6)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(2)
Total cash costs	274	240	22	536	132	269	77	—	478
Adjusted for non-controlling interests	—	—	—	—	(10)	—	—	—	(10)
Total cash costs adjusted for non-controlling interests	274	240	22	536	122	269	77	—	468
Gold produced – oz (000) (2)	256	298	—	554	173	362	114	—	649
Total cash costs per unit – $/oz(3)	1,069	807	—	968	699	747	665	—	721

For the year ended 31 December 2020
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS
All-in sustaining costs
Cost of sales per segmental information(5)	340	2,699
By-product revenue	(1)	(105)
Realised other commodity contracts	—	5
Amortisation of tangible, intangible and right of use assets	(104)	(570)
Adjusted for decommissioning and inventory amortisation	1	4
Corporate administration and marketing expenditure	—	67
Lease payment sustaining	9	52
Sustaining exploration and study costs	—	15
Total sustaining capital expenditure	52	445
All-in sustaining costs	297	2,612
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(67)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	297	2,545
All-in sustaining costs	297	2,612
Non-sustaining project capital expenditure	—	260
Non-sustaining lease payments	—	2
Non-sustaining exploration and study costs	—	112
Care and maintenance	—	—
Closure and social responsibility costs not related to current operations	4	29
Other provisions	—	—
All-in costs	301	3,015
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(70)
All-in costs adjusted for non-controlling interests and non-gold producing companies	301	2,945
Gold sold – oz (000)(2)	365	2,376
All-in sustaining cost per unit – $/oz(3)	810	1,072
All-in cost per unit – $/oz(3)	824	1,240

For the year ended 31 December 2020
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS
Total cash costs
Cost of sales per segmental information(5)	340	2,699
By-product revenue	(1)	(105)
Inventory change	(1)	(21)
Amortisation of tangible assets	(101)	(520)
Amortisation of right of use assets	(3)	(47)
Amortisation of intangible assets	—	(3)
Rehabilitation and other non-cash costs	(4)	(32)
Retrenchment costs	—	(2)
Total cash costs	230	1,969
Adjusted for non-controlling interests(1)	—	(59)
Total cash costs adjusted for non-controlling interests	230	1,910
Gold produced – oz (000)(2)	364	2,345
Total cash costs (adjusted) per unit – $/oz(3)	629	815

For the year ended 31 December 2019
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	(1)
By-product revenue	—
Realised other commodity contracts	—
Amortisation of tangible, intangible and right of use assets	(3)
Adjusted for decommissioning and inventory amortisation	(1)
Corporate administration and marketing expenditure	82
Lease payment sustaining	5
Sustaining exploration and study costs	1
Total sustaining capital expenditure	—
All-in sustaining costs	83
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82
All-in sustaining costs	83
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	(1)
Care and maintenance	—
Closure and social responsibility costs not related to current operations	7
Other provisions	2
All-in costs	91
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	90
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit – $/oz(3)	—
All-in cost per unit – $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion (excluding pre-production ounces).
(3)In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
(4)Corporate includes non-gold producing subsidiaries.
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2019
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
Total cash costs
Cost of sales per segmental information(5)	(1)
By-product revenue	—
Inventory change	4
Amortisation of intangible assets	—
Amortisation of right of use assets	(3)
Amortisation of tangible assets	—
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs	1
Adjusted for non-controlling interests(1)	—
Total cash costs adjusted for non-controlling interests	1
Gold produced - oz (000) (2)	—
Total cash costs (adjusted) per unit – $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion (excluding pre-production ounces).
(3)In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
(4)Corporate includes non-gold producing subsidiaries.
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2019
Operations in South Africa (Discontinued operations)
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
All-in sustaining costs
Cost of sales per segmental information(5)	287	287	189	3	479
By-product revenue	—	—	—	—	(1)
Realised other commodity contracts	—	—	—	—	—
Amortisation of tangible and intangible assets and right of use assets	(47)	(47)	(13)	(1)	(61)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	1
Inventory writedown to net realisable value and other stockpile adjustments	—	—	(3)	(3)	(6)
Total sustaining capital expenditure	47	47	7	3	57
All-in sustaining costs	287	287	180	2	469
All-in sustaining costs	287	289	180	2	469
Non-sustaining project capital expenditure	2	—	—	—	2
Care and maintenance	—	—	—	42	42
All-in costs	289	289	180	44	513
Gold sold - oz (000)(2)	242	242	172	—	414
All-in sustaining cost per unit - $/oz(3)	1,186	1,187	1,043	—	1,132
All-in cost per unit - $/oz(3)	1,197	1,198	1,043	—	1,240

For the year ended 31 December 2019
Operations in South Africa (Discontinued operations)
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
Total cash costs
Cost of sales per segmental information(5)	287	287	189	3	479
By-product revenue	—	—	—	—	(1)
Inventory change	3	3	(1)	—	2
Amortisation of tangible assets	(47)	(47)	(13)	(1)	(61)
Amortisation of right of use assets	—	—	—	—	—
Amortisation of intangible assets	—	—	—	—	—
Rehabilitation and other non-cash costs	(2)	(2)	(2)	(2)	(6)
Retrenchment costs	(2)	(2)	—	—	(2)
Total cash costs	239	239	173	—	411
Gold produced - oz (000)(2)	244	244	175	—	419
Total cash costs per unit - $/oz(3)	976	976	987	—	981

For the year ended 31 December 2019
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	338	36	54	428	288	—	315	571	(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—	—	(1)	—	(2)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(130)	(3)	(4)	(137)	(58)	—	(38)	(133)	(1)	(230)
Adjusted for decommissioning and inventory amortisation	1	1	—	2	1	—	—	3	1	4
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	—	—	—	—	—	—	19	—	19
Sustaining exploration and study costs	—	—	—	—	3	—	3	6	(1)	12
Total sustaining capital expenditure	46	—	—	46	16	—	15	75	—	107
All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(44)	—	—	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	254	34	50	338	249	—	251	540	(1)	1,039
All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Non-sustaining project capital expenditure	5	—	—	5	—	246	6	—	—	252
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1
Non-sustaining exploration and study costs	5	—	—	4	1	—	4	4	1	10
Care and maintenance	—	—	—	—	—	48	—	—	(1)	47
Closure and social responsibility costs not related to current operations	1	—	—	—	2	—	9	—	—	11
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	265	34	49	347	252	294	314	545	(1)	1,404
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(47)	—	—	(47)
All-in costs adjusted for non-controlling interests and non-gold producing companies	265	34	49	347	252	294	267	545	(1)	1,357
Gold sold - oz (000)(2)	362	28	52	442	280	—	213	604	—	1,096
All-in sustaining cost per unit – $/oz(3)	704	1,237	956	767	890	—	1,176	894	—	947
All-in cost per unit – $/oz(3)	734	1,237	930	785	900	—	1,252	903	—	1,237

For the year ended 31 December 2019
Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	Mali		Joint	Ghana		Guinea	Tanzania	Africa other	Subsidiaries
	Kibali	Morila	Sadiola	Ventures	Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	338	36	54	428	288	—	315	571	(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—	—	(1)	—	(2)
Inventory change	4	(1)	—	3	(5)	—	1	(9)	1	(12)
Amortisation of intangible assets	(129)	(2)	(4)	(135)	(57)	—	(38)	(114)	—	(209)
Amortisation of right of use assets	(1)	(1)	—	(2)	—	—	—	(18)	(1)	(19)
Amortisation of tangible assets	—	—	—	—	(1)	—	—	(1)	—	(2)
Rehabilitation and other non-cash costs	(1)	1	—	(1)	—	—	(5)	(8)	(2)	(14)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs	210	33	50	292	224	—	273	420	(2)	915
Adjusted for non-controlling interests(1)	—	—	—	—	—	—	(41)	—	—	(41)
Total cash costs adjusted for non-controlling interests	210	33	50	292	224	—	232	420	(2)	874
Gold produced - oz (000) (2)	366	27	51	445	275	—	213	604	—	1,091
Total cash costs per unit - $/oz(3)	572	1,205	966	657	815	—	1,091	695	—	801

For the year ended 31 December 2019
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	Argentina	Brazil		Americas other	Total Americas
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	318	297	17	632	274	417	130	1	822
By-product revenue	—	(2)	—	(3)	(61)	(20)	—	(1)	(81)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(56)	(111)	(7)	(173)	(40)	(103)	(34)	—	(177)
Adjusted for decommissioning and inventory amortisation	2	—	—	2	(3)	(3)	—	2	(5)
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—
Lease payment sustaining	8	4	8	20	—	7	—	—	7
Sustaining exploration and study costs	4	—	—	4	1	8	5	—	14
Total sustaining capital expenditure	43	83	—	126	33	91	34	—	157
All-in sustaining costs	319	271	18	609	204	397	136	2	737
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	319	271	18	609	189	397	136	2	722
All-in sustaining costs	319	271	18	609	204	397	136	2	737
Non-sustaining project capital expenditure	—	23	—	23	—	—	—	38	38
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	5	4	18	27	1	3	1	44	49
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	17	3	—	20
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	324	298	36	659	205	418	140	83	844
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	324	298	36	659	190	418	140	83	829
Gold sold - oz (000)(2)	256	358	—	614	219	358	122	—	700
All-in sustaining cost per unit - $/oz(3)	1,246	757	—	990	859	1,107	1,105	—	1,032
All-in cost per unit - $/oz(3)	1,266	830	—	1,072	863	1,164	1,141	—	1,183

For the year ended 31 December 2019
Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	Argentina	Brazil		Americas other	Total America
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	318	297	17	632	274	417	131	1	822
By-product revenue	—	(3)	—	(3)	(61)	(20)	—	(1)	(81)
Inventory change	(1)	(1)	—	(2)	3	(1)	—	—	2
Amortisation of tangible assets	(49)	(107)	(1)	(156)	(40)	(97)	(34)	—	(170)
Amortisation of right of use assets	(7)	(4)	(6)	(16)	—	(6)	—	—	(6)
Amortisation of intangible assets	—	—	—	(1)	—	—	—	—	(1)
Rehabilitation and other non-cash costs	(3)	(1)	(1)	(5)	(11)	(12)	(10)	—	(33)
Retrenchment costs	—	—	—	(1)	(1)	(2)	—	(1)	(3)
Total cash costs	258	181	9	448	164	279	87	(2)	530
Adjusted for non-controlling interests(1)	—	—	—	—	(12)	—	—	—	(12)
Total cash costs adjusted for non-controlling interests	258	181	9	448	152	279	87	(2)	518
Gold produced - oz (000) (2)	254	360	—	614	225	362	123	—	710
Total cash costs per unit - $/oz(3)	1,014	504	—	730	673	782	707	—	736

For the year ended 31 December 2019
AngloGold Ashanti operations – Total
( in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS
All-in sustaining costs
Cost of sales per segmental information(5)	428	2,626
By-product revenue	(1)	(86)
Realised other commodity contracts	—	—
Amortisation of tangible, intangible and right of use assets	(137)	(583)
Adjusted for decommissioning and inventory amortisation	2	1
Corporate administration and marketing expenditure	—	82
Lease payment sustaining	—	51
Sustaining exploration and study costs	—	31
Total sustaining capital expenditure	46	390
All-in sustaining costs	338	2,512
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(60)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	338	2,452
All-in sustaining costs	338	2,512
Non-sustaining project capital expenditure	5	313
Non-sustaining lease payments	—	1
Non-sustaining exploration and study costs	4	85
Care and maintenance	—	47
Closure and social responsibility costs not related to current operations	—	38
Other provisions	—	2
All-in costs	347	2,998
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	347	2,936
Gold sold - oz (000)(2)	442	2,410
All-in sustaining cost per unit - $/oz(3)	767	1,017
All-in cost per unit - $/oz(3)	785	1,218

For the year ended 31 December 2019
AngloGold Ashanti operations – Total
( in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS
Total cash costs
Cost of sales per segmental information(5)	428	2,626
By-product revenue	(1)	(86)
Inventory change	3	(5)
Amortisation of tangible assets	(135)	(540)
Amortisation of right of use assets	(2)	(43)
Amortisation of intangible assets	—	—
Rehabilitation and other non-cash costs	(1)	(53)
Retrenchment costs	—	(4)
Total cash costs	292	1,895
Adjusted for non-controlling interests(1)	—	(53)
Total cash costs adjusted for non-controlling interests	292	1,841
Gold produced - oz (000)(2)	445	2,415
Total cash costs (adjusted) per unit - $/oz(3)	657	763

5B.    LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the company’s present requirements.

Comparison of cash flows in 2021 with 2020

Cash flows from operating activities

Cash flows from operating activities from continuing operations were $1,268 million in 2021, $277 million, or 18 percent, lower than the 2020 amount of $1,545 million. The decrease in cash flows from continuing operations was mainly due to a decrease in receipts from customers as a result of a decrease in gold production and an increase in payments to suppliers and employees as a result of higher production costs, partially offset by lower taxation paid due to lower profit before tax, an increase in dividends received from joint ventures and favourable working capital movements.

Net cash inflow from operating working capital items amounted to $53 million in 2021, compared with an outflow of $238 million in 2020. The inflow from operating working capital in 2021 mainly related to a decrease in inventories and an increase in trade, other payables and provisions, partly offset by a decrease in trade, other receivables and other assets.

Cash flows from operating activities were also impacted by movements in the lock-up of value added tax (“VAT”) at Geita in Tanzania as well as foreign exchange controls and export duties at Cerro Vanguardia in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $3 million, or two percent, from $139 million in 2020 to $142 million in 2021, as a result of new claims submitted to the Tanzania Revenue Authority (“TRA”) during 2021 and despite offsetting verified VAT claims of $54 million against corporate tax payments in 2021. AngloGold Ashanti expects to continue offsetting verified VAT claims against corporate taxes. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Tanzania”. In Argentina, the net export duty receivables (after discounting provisions) decreased by $4 million, or 17 percent, from $23 million at 31 December 2020 to $19 million at 31 December 2021. In addition, Cerro Vanguardia’s cash balance increased by $2 million (equivalent), or one percent, from $137 million (equivalent) at 31 December 2020 to $139 million (equivalent) at 31 December 2021. While the approval of the Argentinean Central Bank to purchase US dollars to distribute an offshore dividend to AngloGold Ashanti is pending, the cash remains fully available for Cerro Vanguardia’s operational requirements. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina”.

Dividends received from joint ventures increased by $83 million, or 56 percent, from $148 million in 2020 to $231 million in 2021. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the DRC. In 2021, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $231 million. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (AngloGold Ashanti’s attributable share: $150 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $81 million). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC increased by $75 million, or 18 percent, from $424 million at 31 December 2020 to $499 million at 31 December 2021. The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During 2021, AngloGold Ashanti did not recover any VAT offsets and refunds from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $4 million, or six percent, from $69 million at 31 December 2020 to $73 million at 31 December 2021. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Democratic Republic of the Congo (DRC)”.

Net taxation paid decreased by $115 million, or 36 percent, from $431 million in 2020 to $316 million in 2021. The decrease in net taxation paid was mainly due to lower profit before taxation in Ghana, Australia, Brazil, Argentina and Tanzania.

Cash flows from operating activities from discontinued operations were nil in 2021, compared to a net cash inflow of $109 million in 2020.

Cash flows from investing activities

Cash flows from investing activities from continuing operations amounted to a net outflow of $940 million in 2021, $492 million or 110 percent, higher than 2020 outflow of $448 million. The increase in outflow from continuing operations was largely due to higher capital expenditure of $326 million, or 47 percent, from $701 million in 2020 to $1,027 million in 2021 mainly due to increased conversion of Mineral Reserve, waste stripping at open pit mines and improved rates of underground development, and the transition of our TSFs in Brazil to dry-stacked structures to comply with new legal requirements, as well as proceeds from the disposals in 2020 of the South African assets of $200 million and certain joint ventures (Sadiola and Morila) of $26 million not being repeated in 2021. The increase in outflows was partly offset by the disposal of certain assets in Brazil and higher interest receipts in Argentina due to higher cash and cash equivalent balances in 2021.

Cash flows from investing activities from discontinued operations were nil in 2021, compared to a net cash outflow of $31 million in 2020.

Cash flows from financing activities

Cash flows from financing activities from continuing operations in 2021 amounted to a net outflow of $456 million, which is a change of $127 million from an outflow of $329 million in 2020. The increase in outflow was mainly due to an increase in dividends paid, partly offset by lower net repayment of borrowings.

Cash inflows from proceeds from borrowings decreased by $1,404 million from $2,226 million in 2020 to $822 million in 2021. In 2020, AngloGold Ashanti fully drew on the $1.4 billion multi-currency revolving credit facility in March 2020 and AngloGold Ashanti Holdings plc issued, at the start of October 2020, $700 million aggregate principal amount of 3.750% notes due 2030, which are fully and unconditionally guaranteed by AngloGold Ashanti Limited. In 2021, AngloGold Ashanti Holdings plc issued, at the end of October 2021, $750 million aggregate principal amount of 3.375% notes due 2028, which are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

Cash outflows from repayment of borrowings decreased by $1,490 million from $2,310 million in 2020 to $820 million in 2021. In 2020, AngloGold Ashanti Holdings plc repaid, at maturity in April 2020, its $700 million aggregate principal amount of 5.375% notes due 2020 and AngloGold Ashanti repaid the fully drawn $1.4 billion multi-currency revolving credit facility in October 2020. In 2021, AngloGold Ashanti Holdings plc repurchased its $750 million aggregate principal amount of 5.125% notes due 2022 by way of a tender offer in October 2021 followed by a redemption in November 2021.

Finance costs paid increased by $2 million from $118 million in 2020 to $120 million in 2021. The increase was mainly due to lower interest capitalised against the Obuasi redevelopment project and higher lease liabilities.

Other borrowing costs increased by $2 million from $33 million in 2020 to $35 million in 2021. The other borrowing costs paid in 2021 were for the underwriting fees of AngloGold Ashanti Holdings plc’s new $750 million aggregate principal amount of 3.375% notes due 2028 as well as the tender offer premium and redemption premium costs of AngloGold Ashanti Holdings plc’s previous $750 million aggregate principal amount of 5.125% notes due 2022. The other borrowing costs paid in 2020 included the costs of AngloGold Ashanti’s $1.0 standby credit facility and the underwriting fees of AngloGold Ashanti Holdings plc’s $700 million aggregate principal amount of 3.750% notes due 2030.

Dividends paid increased by $193 million from $47 million in 2020 to $240 million in 2021. Dividends paid to non-controlling interests increased by $7 million from $9 million in 2020 to $16 million in 2021. These dividends were paid by our non-wholly owned subsidiaries CVSA and Siguiri to their respective non-AGA related shareholders. During 2021, the company declared and paid a dividend of $224 million to its shareholders, compared to $38 million in 2020.

Cash flows from financing activities from discontinued operations were nil in 2020 and 2021.

Comparison of cash flows in 2020 with 2019

Cash flows from operating activities

Cash flows from operating activities from continuing operations were $1,545 million in 2020, $587 million, or 61 percent, higher than the 2019 amount of $958 million. The increase in cash flows from continuing operations was mainly due to an increase in revenue from gold sales due to an increase in the gold price and an increase in dividends received from joint ventures, partially offset by an increase in production costs which was impacted by unfavourable working capital movements and higher taxation paid due to higher profit before taxation.

Net cash outflow from operating working capital items amounted to $238 million in 2020, compared with an outflow of $165 million in 2019. The outflow from operating working capital mainly related to inventories, the VAT lock-up at Geita and increased export duty receivables at Cerro Vanguardia.

Cash flows from operating activities were also impacted by movements in the lock-up of VAT at Geita in Tanzania as well as foreign exchange controls and export duties at Cerro Vanguardia in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $20 million, or 17 percent, from $119 million in 2019 to $139 million in 2020, as a result of new claims submitted to the TRA during 2020. No refunds were received in cash or offset against provisional corporate tax payments in 2020. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Tanzania”. In Argentina, the net export duty receivables (after discounting provisions) decreased by $2 million, or eight percent, from $25 million at 31 December 2019 to $23 million at 31 December 2020. In addition, Cerro Vanguardia’s cash balance increased by $84 million (equivalent), or 158 percent, from $53 million (equivalent) at 31 December 2019 to $137 million (equivalent) at 31 December 2020. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina”.

Dividends received from joint ventures increased by $71 million, or 92 percent, from $77 million in 2019 to $148 million in 2020. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the DRC. In 2020, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $140 million. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (AngloGold Ashanti’s attributable share: $140 million). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC increased by $222 million, or 110 percent, from $202 million at 31 December 2019 to $424 million at 31 December 2020. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During 2020, AngloGold Ashanti recovered $2 million in VAT offsets and refunds from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $2 million, or three percent, from $67 million at 31 December 2019 to $69 million at 31 December 2020. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Democratic Republic of the Congo (DRC)”. In 2020, AngloGold Ashanti’s dividend receipts from the Sadiola joint venture amounted to $8 million.

Net taxation paid increased by $210 million, or 95 percent, from $221 million in 2019 to $431 million in 2020. The increase in net taxation paid was mainly due to higher profit before taxation in Australia, Ghana, Tanzania and Argentina.

Cash flows from operating activities from discontinued operations increased by $20 million, or 22 percent, from a net cash inflow of $89 million in 2019 to a net cash inflow of $109 million in 2020.

Cash flows from investing activities

Cash flows from investing activities from continuing operations amounted to a net outflow of $448 million in 2020, $235 million or 34 percent, lower than 2019 outflow of $683 million. The decrease in cash outflow was largely due to $200 million proceeds on disposal of discontinued assets and subsidiaries (South Africa asset disposal group) and $26 million proceeds from disposal of joint ventures (Sadiola and Morila).

Cash outflow from investing activities from discontinued operations decreased by $23 million, or 43 percent, from an outflow of $54 million in 2019 to an outflow of $31 million in 2020.

Cash flows from financing activities

Cash flows from financing activities from continuing operations in 2020 amounted to a net outflow of $329 million, which is a change of $152 million from an outflow of $177 million in 2019. The increase in outflow was mainly due to an increase in net repayment of borrowings, higher other borrowing costs and higher dividends paid.

Cash inflows from proceeds from borrowings increased by $2,058 million from $168 million in 2019 to $2,226 million in 2020. In order to safeguard the balance sheet during the COVID-19 pandemic, AngloGold Ashanti took proactive steps by fully drawing on the $1.4 billion multi-currency revolving credit facility in March 2020 to bolster liquidity. All amounts were repaid by 31 December 2020. In addition, in April 2020, AngloGold Ashanti secured a new standby credit facility of $1.0 billion in order to provide additional liquidity at the onset of the COVID-19 pandemic. The $1.0 billion standby facility, which remained undrawn, was cancelled on 1 October 2020. At the start of October 2020, AngloGold Ashanti Holdings plc issued $700 million aggregate principal amount of 3.750% notes due 2030, which are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

Cash outflows from repayment of borrowings increased by $2,187 million from $123 million in 2019 to $2,310 million in 31 December 2020. This increase was mainly due to the repayment of the $700 million aggregate principal amount of 5.375% notes due 2020 at maturity in April 2020 and the repayment of the $1.4 billion multi-currency revolving credit facility, which had been fully drawn.

Finance costs paid decreased by $19 million from $137 million in 2019 to $118 million in 2020. The decrease was due to a combination of reduced borrowings, reduced interest rates, interest capitalised against the Obuasi redevelopment project and lower lease liabilities. The coupon on the $700 million aggregate principal amount of 3.750% notes due 2030 contributed to the decrease in finance costs by replacing relatively more expensive debt.

Other borrowing costs increased from nil in 2019 to $33 million in 2020 and mainly related to costs associated with AngloGold Ashanti’s $1.0 standby credit facility and the issuance costs of AngloGold Ashanti Holdings plc’s $700 million aggregate principal amount of 3.750% notes due 2030.

Dividends paid increased by $4 million from $43 million in 2019 to $47 million in 2020. Dividends paid to non-controlling interests decreased by $7 million from $16 million in 2019 to $9 million in 2020. These dividends were paid by our non-wholly owned subsidiaries CVSA and Siguiri to their respective non-AGA related shareholders. During 2020, the company declared and paid a dividend of $38 million to its shareholders, compared to $27 million in 2019.

Cash flows from financing activities from discontinued operations were nil in 2019 and 2020.

Liquidity

Sources of liquidity

To service the capital commitments and other operational requirements, AngloGold Ashanti is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities).

AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2022 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing, the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.

Cash and cash equivalents

AngloGold Ashanti’s cash and cash equivalents decreased to $1.154 billion at 31 December 2021 compared with $1.330 billion at 31 December 2020. At 31 December 2021, 50 percent of the company’s cash and cash equivalents were held in US dollars, 24 percent in Canadian dollars, 5 percent in Australian dollars, 7 percent in South African rands, 10 percent in Argentinean pesos and 4 percent in other currencies. Amounts are converted to US dollars at exchange rates as of 31 December 2021.

Cash generated from operations

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. For example, in accordance with the rules and regulations of the Central Bank of Argentina, cash generated by our Argentinean operations is held in Argentinean peso and is subject to monetary and exchange policy controls. In addition, distributions from joint ventures are subject to relevant board approvals. AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash flows from operating activities are therefore the function of gold produced that is sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the company’s operations and the cash flows generated by these operations.

Borrowings

The credit facilities contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.

A full analysis of the borrowings as presented on the statement of financial position is included in “Item 18: Financial Statements—Note 24—Borrowings”.

Bonds

During April 2010, AngloGold Ashanti Holdings plc issued two rated bonds, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 10-year ($700 million) bond with a semi-annual coupon of 5.375% per annum was repaid at maturity in April 2020 and is no longer outstanding. The 30-year ($300 million) bond with a semi-annual coupon of 6.50% per annum will mature on 15 April 2040, unless the company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2010 Notes”.

During July 2012, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 10-year ($750 million) bond with a semi-annual coupon of 5.125% per annum was repurchased in part in October 2021 with the remainder redeemed in November 2021 and is no longer outstanding. See also “Item 10C: Material Contracts—Notes—2012 Notes”.

During October 2020, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 10-year ($700 million) bond with a semi-annual coupon of 3.750% per annum will mature on 1 October 2030, unless the company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2020 Notes”.

During October 2021, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 7-year ($750 million) bond with a semi-annual coupon of 3.375% per annum will mature on 1 November 2028, unless the company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2021 Notes”.

Credit facilities

During August 2016, Société AngloGold Ashanti de Guinée S.A., as borrower, entered into a three-year unsecured revolving credit facility of $65 million with Nedbank Limited, as lender (the “Siguiri RCF”). In February 2019, the Siguiri RCF was renewed for a further three years. The current interest rate charged is LIBOR +8.50%. The Siguiri RCF will mature on 3 May 2022. As of 31 December 2021, $30 million was undrawn under the $65 million Siguiri RCF.

During April 2018, Geita Gold Mining Limited, as borrower, entered into a three-year unsecured multi-currency revolving credit facility of $115 million with Nedbank Limited, as underwriter and agent, and certain financial institutions party thereto, as original banks (the “Original Geita RCF”). The agreement was amended and restated in January 2019 to add $35 million. Facility A was a US dollar based facility with interest charged at a margin of 6.7% above LIBOR and facility B was a Tanzanian shilling facility capped at the equivalent of $45 million with interest charged at a margin of 5% plus a reference rate as determined by the lending agent. The maturity date of the Original Geita RCF was extended from June 2021 to September 2021 and its amount was reduced to $143 million. Following a second extension, the Original Geita RCF was cancelled in December 2021.

During October 2018, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the “$1.4 billion multi-currency RCF”) with the Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500 million portion of this facility will be used to fund the working capital and development costs associated with the group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. This facility will mature on 23 October 2023. As of 31 December 2021, the equivalent of $1.367 billion was undrawn under the $1.4 billion multi-currency RCF. See also “Item 10C: Material Contracts—Multi-currency Revolving Credit Facility”.

Following the completion of the South African asset sale, the company cancelled its ZAR RCF facilities. The ZAR RCF 1.4 billion, the ZAR RCF 2.5 billion and the ZAR RCF 1.0 billion facilities were cancelled in February, October and November 2020, respectively.

During December 2021, Geita Gold Mining Limited, as borrower, entered into a three-year unsecured multi-currency revolving credit facility of $150 million with Nedbank Limited, as underwriter and agent, and certain financial institutions party thereto, as original banks (the “New Geita RCF”). The New Geita RCF consists of a Tanzanian shilling component capped at the equivalent of $87 million bearing interest at 12.5% and a US dollar component bearing interest at LIBOR plus 6.7%. The New Geita RCF will mature during August 2024 or December 2024 depending on the fulfillment of certain conditions in the facility agreement. As of 31 December 2021, the equivalent of $40 million was undrawn under the $150 million New Geita RCF.

AngloGold Ashanti Limited, as borrower, renews its corporate overnight facility of ZAR 150 million (the “RMB corporate overnight facility”) with FirstRand Bank Limited on an annual basis. During October 2021, the RMB corporate overnight facility was reduced from ZAR 500 million to ZAR 150 million. As of 31 December 2021, the ZAR 150 million RMB corporate overnight facility was undrawn.

Environmental obligations

Pursuant to environmental regulations in the countries in which AngloGold Ashanti operates, in connection with planning for end-of-life of our mines, AngloGold Ashanti is obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover all or a portion of the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, AngloGold Ashanti may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, AngloGold Ashanti has paid into a Mine Rehabilitation Fund an amount of A$10 million for a current carrying value of the liability of A$138 million. At Iduapriem, AngloGold Ashanti has provided a bond composed of a cash component of $11 million with a further bond guarantee amounting to $39 million issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $54 million. At Obuasi, AngloGold Ashanti has provided a bond composed of a cash component of $21 million with a further bank guarantee amounting to $30 million issued by Stanbic Bank Ghana Limited for $13 million and Standard Chartered Bank Ghana PLC (SCB) for $17 million for a current carrying value of the liability of $217 million. In some circumstances, AngloGold Ashanti may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Current borrowings

AngloGold Ashanti’s current borrowings decreased by $91 million to $51 million at 31 December 2021 from $142 million at 31 December 2020. See “Item 18: Financial Statements—Note 24—Borrowings”.

Non-current borrowings

AngloGold Ashanti’s non-current borrowings increased by $69 million to $1,858 million at 31 December 2021 compared to $1,789 million at 31 December 2020. See “Item 18: Financial Statements—Note 24—Borrowings”.

As at 31 December 2021, AngloGold Ashanti’s total non-current borrowings, including the short-term portion maturing within 2021, was made up as follows:

$ (million)
Unsecured borrowings	1,909
Total borrowings	1,909
Less: Short-term maturities (current borrowings)	51
Total non-current borrowings	1,858
Amounts falling due are scheduled as follows:

$ (million)
Within one year	51
Between one and two years	31
Between two and five years	110
After five years	1,717
Total	1,909

At 31 December 2021, the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollar	1,829
Australian dollar	33
South African rand	—
Tanzanian shilling	47
Brazilian real	—
Total	1,909
At 31 December 2021, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
FirstRand Bank Limited corporate overnight facility (R150 million) – SA rand	10
Multi-currency syndicated revolving credit facility ($1.4 billion) – US dollar / Australian dollar	1,367
Geita revolving credit facility ($150 million) – US dollar / Tanzanian shilling	40
Siguiri revolving credit facility ($65 million) – US dollar	30
Total undrawn facilities	1,447

AngloGold Ashanti had no other committed lines of credit as of 31 December 2021.

As of 31 December 2021, the company was in compliance with all debt covenants and provisions related to potential defaults.

See “Item 18: Financial Statements—Note 34—Capital Management” and “Item 10C: Material Contracts”.

At 31 December 2021, lease liabilities were as follows:

$ (million)
Non-current	124
Current	61
Total	185

AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The Audit and Risk Committee also reviews these on a quarterly basis at its meetings.

Supplemental parent guarantor and subsidiary issuer financial information

AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti Limited (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the “guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds certain of AngloGold Ashanti’s operations and assets located outside of South Africa. The guaranteed debt securities outstanding as of 31 December 2021 consisted of:

•a $300 million 30-year bond, with a maturity date of 15 April 2040 and a fixed coupon of 6.500% payable semi-annually;
•a $750 million 7-year bond, with a maturity date of 1 November 2028 and a fixed coupon of 3.375% payable semi-annually; and
•a $700 million 10-year bond, with a maturity date of 1 October 2030 and a fixed coupon of 3.750% payable semi-annually.

The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The Guarantor has obtained the approval of the South African Reserve Bank to provide each of the guarantees. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries. As at 31 December 2021, all of the debt of the Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.

The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the “Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s consolidated financial statements for the year ended and as at 31 December 2021, see “Item 18: Financial Statements”.

Income statement information

Obligor Group(1)
$ (million)	Year ended 31 December 2021

Revenues from Non-Obligor Subsidiaries	5
Revenues from Investments	22
Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	—
Loss for the period from continuing operations	(154)
Loss for the period	(154)

(1)    Gross profit is not disclosed for the Obligor Group. The Guarantor changed the nature of its main operating activities from mining operations to investment holding in 2021 and has no costs and expenses applicable to revenue. As a result cost of sales and gross profit are no longer presented. The principal activity of the Issuer is to act as a holding company for certain of AngloGold Ashanti’s operations and assets located outside of South Africa.

Statement of financial position information

Obligor Group
$ (million)	Year ended 31 December 2021

ASSETS
Receivables due from Non-Obligor Subsidiaries	969
Other current assets	661
Total current assets	1,630

Non-current assets	42

LIABILITIES
Payables due to Non-Obligor Subsidiaries	270
Other current liabilities	245
Total current liabilities	515

Non-current liabilities	1,826

Contractual commitments and contingencies

For a detailed discussion of commitments and contingencies, see “Item 18: Financial Statements—Note 32—Contractual Commitments and Contingencies”.

As at 31 December 2021, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment	Total amount	Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years
(in millions)	$	$	$	$	$
Capital expenditure (contracted and not yet contracted)(1)	693	629	64	—	—
Other commercial commitments(2)	1,047	423	468	129	27
Total	1,740	1,052	532	129	27
(1)    Including commitments through contractual arrangements with equity-accounted joint ventures of $4 million.
(2)    Excludes commitments through contractual arrangements with equity-accounted joint ventures.

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities).

Contractual obligations

As at 31 December 2021, AngloGold Ashanti had the following known contractual obligations:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	2,734	119	304	142	2,169
Capital lease obligations	204	69	86	38	11
Purchase obligations
- Contracted capital expenditure(2)	146	146
- Other purchase obligations(3)	1,047	423	468	129	27
Environmental rehabilitation costs(4)	685	59	87	79	460
Provision for silicosis(5)	59	16	25	11	7
Pensions and other post-retirement medical obligations(6)	77	8	16	18	35
Total	4,952	840	986	417	2,709

(1)    Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer to “Item 18: Financial Statements—Note 24—Borrowings”).
(2)    Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity-accounted joint ventures.
(3)    Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon.
(4)    Pursuant to environmental requirements, AngloGold Ashanti is obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present value of estimated closure costs at existing operating mines as well as mines in various stages of closure are reflected in this table. Costs are calculated using undiscounted real cash flows, not nominal cash flows. The amount will change from year to year depending on rehabilitation work undertaken, changes in design and methodology, and new occurrences. For more information on AngloGold Ashanti’s environmental rehabilitation obligations, see “Item 4B: Business Overview—Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters”. Amounts stated include a total estimated liability of $24 million in respect of equity-accounted joint ventures.
(5)     In South Africa, AngloGold Ashanti has been subject to numerous claims, including class action litigation with respect to alleged occupational lung diseases. The settlement agreement in relation to the silicosis and tuberculosis class action came into effect in December 2019, following the approval of the settlement by the High Court in Johannesburg in July 2019. As a result, a trust (Tshiamiso Trust) was established for a minimum of 13 years responsible for making payments to eligible beneficiaries. The amount of monetary compensation will vary depending on the nature and seriousness of the disease. See “Item 3D: Risk Factors—The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti”, “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters” and “Item 18: Financial Statements—Note 1.2—Accounting Policies—Significant Accounting Judgements and Estimates—Provision for silicosis”.
(6)    Represents payments for unfunded plans or plans with insufficient funding.

Off-balance sheet arrangements

AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated associates. The most significant off-balance sheet item are the unaccrued future rehabilitation obligations.

Recent developments

Recent developments disclosed in “Item 18: Financial Statements—Note 35—Subsequent Events” include the following details:

AngloGold Ashanti Announces Completion of Acquisition of Corvus - On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (“Corvus”) pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus not already owned by AngloGold Ashanti. Under the terms of the arrangement, the shareholders of Corvus (other than the AngloGold Ashanti and its subsidiaries) received C$4.10 in cash per Corvus share.

Dividend declaration - On 22 February 2022, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 217 South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to 14 US cents).

Related party transactions

For a detailed discussion of related party transactions, see “Item 7B: Related Party Transactions”.

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold Ashanti’s accounting policies are described in “Item 18: Financial Statements—Note 1—Accounting Policies—New Standards and Interpretations Issued”.

Critical accounting policies

AngloGold Ashanti’s accounting policies are described in “Item 18: Financial Statements—Note 1.2—Accounting Policies—Significant Accounting Judgements and Estimates”.

Use of estimates and making of assumptions

The preparation of the company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.

The more significant areas requiring the use of management estimates and assumptions relate to Mineral Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation, rehabilitation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start date; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and unrecognised tax positions.

The complex or subjective judgements that have the most significant effect on amounts recognised and the sources of estimation uncertainty where there is a significant risk of material adjustment to the carrying amounts of assets or liabilities in the next reporting period are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

AngloGold Ashanti’s significant accounting judgements and estimates are described in “Item 18: Financial Statements—Note 1.2—Accounting Policies—Significant Judgements and Estimates”.

5C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $1 million during 2021, $1 million during 2020 and nil during 2019.

5D.    TREND INFORMATION

For a discussion of trends affecting AngloGold Ashanti’s business and operations, see “Item 5A: Operating Results—Key factors affecting results”.

5E.    CRITICAL ACCOUNTING ESTIMATES

Not applicable.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors

As at 29 March 2022, AngloGold Ashanti has a unitary board comprising 11 directors - nine independent non-executive directors and two executive directors. Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed(1)
Alberto Calderon	62	Executive director and Chief Executive Officer	2021
Christine Ramon	54	Executive director and Chief Financial Officer	2014
Maria Ramos	63	Independent non-executive director and chairperson	2019
Rhidwaan Gasant	62	Lead independent non-executive director	2010
Kojo Busia	59	Independent non-executive director	2020
Alan Ferguson	64	Independent non-executive director	2018
Albert Garner	66	Independent non-executive director	2015
Scott Lawson	60	Independent non-executive director	2021
Nelisiwe Magubane	56	Independent non-executive director	2020
Maria Richter	67	Independent non-executive director	2015
Jochen Tilk	58	Independent non-executive director	2019
(1)    One-third of the directors (if their number is not a multiple of three, then the number nearest to but not less than one third), must retire at each annual general meeting, according to those who have been longest in office or by lot but may be re-elected, if eligible. A director may not serve for a period of more than three years without retiring. Directors appointed since the previous annual general meeting must be approved by shareholders at the next annual general meeting (“AGM”).

Maria Ramos (63)
MSc, BCom (Hons), Banker Diploma, Certified Associate of the Institute of Bankers (SA)
Independent Non-Executive Director and Chairperson
Appointed: 1 June 2019 and as chairperson of the board on 5 December 2020
Board committee memberships:	Nominations and Governance Committee (Chairperson)
Social, Ethics and Sustainability Committee

Maria Ramos is an independent non-executive director of Standard Chartered Plc and serves on the board of Compagnie Financière Richemont SA. She recently served as independent non-executive director on the boards of the Public Investment Corporation and Saudi British Bank. She also co-chaired, the United Nations Secretary General’s Task Force on Digital Financing of the Sustainable Development Goals.

Before joining Absa Group (previously Barclays Africa Group Limited) as the group chief executive, Ms. Ramos served as the chief executive of Transnet Limited. This followed an eight-year tenure as director general of South Africa’s National Treasury.

Ms. Ramos has in the past served as a non-executive and independent director on the boards of Sanlam Ltd, Remgro Ltd and SABMiller Plc. She was a member of the World Economic Forum’s International Business Council and member of its executive Committee and its chairman for two years.

She is a member of the Group of Thirty and serves on the International Advisory Board of the Blavatnik School of Government, Oxford University.

Rhidwaan Gasant (62)
BCompt (Hons), CA (SA), ACIMA, Executive Development Programme
Lead Independent Non-Executive Director
Appointed: 12 August 2010
Board committee memberships:	Audit and Risk Committee Investment Committee Nominations and Governance Committee Remuneration and Human Resources Committee
Rhidwaan Gasant is the Lead Independent Non-Executive Director. He was previously the Chief Executive Officer of Energy Africa Limited. He is currently the Independent Non-Executive Chairman of Growthpoint Properties Limited and chairs the Board Audit Committee of MTN Nigeria Communications Plc.

Kojo Busia (59)
PhD, MA, BA
Independent Non-Executive Director
Appointed: 1 August 2020
Board committee memberships:	Social, Ethics and Sustainability Committee (Chairperson) Investment Committee Nominations and Governance Committee
Kojo Busia has over 25 years of professional experience in African natural resources governance and management working at both bilateral and multilateral organisations. He recently held the position of Chief of the Natural Resources Management Section, Technology, Climate Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).

He previously served as coordinator of the African Mineral Development Centre (AMDC) at the UNECA. Prior to heading the AMDC, Dr Busia spent nearly a decade leading the African Peer Review Mechanism Support Section, Governance and Public Administration Division, also at the UNECA. In addition, Dr Busia has served on several advisory boards including the Responsible Mining Foundation Advisory Council, Advisory Director of Global Mining Sustainability, and Mining Indaba’s Sustainability Advisory Committee. He is a founding director of the Africa Resource Management, Environment and Climate Change Institute, a think-do-tank recently established in Accra, Ghana.

Alan Ferguson (64)
BSc; CA (Scotland)
Independent Non-Executive Director
Appointed: 1 October 2018
Board committee memberships:	Audit and Risk Committee (Chairperson) Remuneration and Human Resources Committee Nominations and Governance Committee

Alan Ferguson was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011 he has held non-executive directorships on a number of FTSE boards including Johnson Matthey, Croda International and the Weir Group where he chaired their audit committees. He currently serves on the boards of Harbour Energy and Marshall Motors Holdings where he chairs the audit committees. At Marshall Motors he is also Interim Chair and Senior Independent Director. These companies are listed on the FTSE in the United Kingdom. In addition, Mr. Ferguson serves as a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and is a member of the leadership team of the UK Audit Committee Chair’s Independent Forum.

Albert Garner (66)
BSE
Independent Non-Executive Director
Appointed: 1 January 2015
Board committee memberships:	Investment Committee Remuneration and Human Resources Committee

Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Mr. Garner became a general partner in 1989 and is now Vice Chair of Investment Banking.

Nelisiwe Magubane (56)
Pr.Eng, BSc, MBA
Independent Non-Executive Director
Appointed: 1 January 2020
Board committee memberships:	Audit and Risk Committee Social, Ethics and Sustainability Committee

Nelisiwe Magubane has extensive experience in the energy sector, having started her career in Eskom. After a stint in the private sector as a consulting electrical engineer, she joined the Department of Minerals and Energy as the chief director and was later appointed as the Deputy Director General. Ms. Magubane was the Director General of Energy and a non-executive director on the board of Eskom Holdings SOC Limited. More recently, she was appointed as the chairperson of the Strategic Fuel Fund, a subsidiary of the Central Energy Fund.

As an entrepreneur, she has established Matleng Energy Solutions, a 70% women-owned company that provides energy solutions.

Maria Richter (67)
BA, Juris Doctor
Independent Non-Executive Director
Appointed: 1 January 2015
Board committee memberships:	Remuneration and Human Resources Committee (Chairperson) Audit and Risk Committee Nominations and Governance Committee
Maria Richter is an experienced non-executive director who has served on a diverse range of US and International boards. She previously served on the board of Barclays International, Barclays Bank plc and National Grid plc where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a US wealth management company, and is a member of the audit and nominations committees of Rexel and the remuneration committee of Bessemer Trust.

During Ms. Richter’s professional career she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Scott Lawson (60)
BSc, Civil Engineering, MBA
BSc, MBA
Independent Non-Executive Director
Appointed: 1 December 2021
Board committee memberships:	Investment Committee Social, Ethics and Sustainability Committee

Scott Lawson has over 35 years in the mining industry and is an experienced global mining executive who has served in a broad range of roles. He is the former executive vice president and chief integration officer of Newmont Corporation. Prior to this Mr. Lawson served as executive vice president and chief technology officer and other executive technical roles for Newmont Corporation.

Mr. Lawson spent 22 years with Rio Tinto in executive roles with Rio Tinto Alcan, Rio Tinto Technology and Innovation and Rio Tinto Kennecott. He is the former senior vice president, engineering services at Peabody Energy responsible for global engineering and technical services support.

Jochen Tilk (58)
Bachelors in Mining Engineering, Masters in Mining Engineering
Independent Non-Executive Director
Appointed: 1 January 2019
Board committee memberships:	Investment Committee (Chairperson) Social, Ethics and Sustainability Committee Nominations and Governance Committee Audit and Risk Committee

Jochen Tilk is the former Executive Chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. He is the former President and Chief Executive Officer of Potash Corporation. Mr. Tilk, previously spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s president and chief executive officer. He is also a director of Emera Inc., a publicly listed energy utility company and the Princess Margaret Cancer Foundation, a not-for-profit organization.

Alberto Calderon (62)
PhD, MPhil, MA, Juris Doctor, BA
Chief Executive Officer and Executive Director
Appointed: 1 September 2021
Board committee memberships:	None

Alberto Calderon’s executive experience includes leadership roles across the mining, petroleum, and energy sectors. He was CEO of Orica, the largest mining explosives company in the world. He was also an executive with the world’s leading diversified mining company, BHP Group Plc. During his time with BHP Group Plc, Alberto held a number of key leadership positions, including group executive and chief executive aluminum, nickel and corporate development, group executive and chief commercial officer.

Mr. Calderon was also CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia, and CEO of the Colombian oil company, Ecopetrol. Prior to this, Mr. Calderon held senior leadership positions in the International Monetary Fund and the Colombian government and has been a board member of a range of private, public and non-government organisations.

Christine Ramon (54)
BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)
Chief Financial Officer and Executive Director
Appointed: 1 October 2014
Board committee memberships:	Investment Committee

Christine Ramon has held senior financial management and executive positions in various companies. She previously served as Chief Financial Officer and Executive Director of Sasol. Prior to this, she was CEO of Johnnic Holdings, having previously served as Financial Director.

Ms. Ramon has served on the boards of MTN Group, International Federation of Accountants, the International Council of Mining and Metals, Rand Refinery, Lafarge SA (France), Transnet and Johnnic Communications. In addition, she has served as the Chairperson of the listed companies CFO Forum in South Africa, as a member of the Standing Advisory Committee to the International Accounting Standards Board and Deputy Chair of the Financial Reporting Standards Council of South Africa.

She is an alternate director of the World Gold Council and serves on the Presidential Council for State Owned Enterprises in South Africa.

Ms. Ramon has elected to take early retirement from her role as CFO at the end of June 2022.

Board movements during 2021 and subsequent to year-end
The following changes to the board of directors took place during the period from 1 January 2021 to 31 December 2021 and subsequent to year-end:
•On 18 February 2021, Ms. Maria Ramos stepped down as a member of the Remuneration and Human Resources Committee and Mr. Rhidwaan Gasant was appointed as a member of the Remuneration and Human Resource Committee.
•Effective 1 September 2021, Mr. Calderon joined the Company’s Board of Directors as an Executive Director.
•Effective 1 December 2021, Mr. Scott Lawson was appointed as an independent non-executive director to the Board and as a member of the Investment Committee and the Social, Ethics and Sustainability Committee.

•On 22 February 2022, the Company announced that Ms. Christine Ramon has elected to take early retirement from her role as CFO and Executive Director of the Company at the end of June 2022. A process to identify a new CFO has commenced.

In terms of the company’s Memorandum of Incorporation (MoI), one third of the directors are required to retire at each AGM and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the next AGM are Mses. Ramos, Richter and Magubane, who are eligible and have offered themselves for re-election.

EXECUTIVE COMMITTEE
AngloGold Ashanti’s executive management team (Executive Committee) currently comprises seven members of whom two are executive directors. The Executive Committee oversees the day-to-day management of the group’s activities and is supported by country and regional management teams as well as by group corporate functions.

In addition to Mr. Alberto Calderon and Ms.Christine Ramon, the following people are members of the Executive Committee:

Stewart Bailey (48)
Chief Sustainability and Corporate Affairs Officer
Stewart Bailey’s portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering investor relations and communications, alongside the core sustainability disciplines, namely, environment, community and government relations, and human rights. Over 11 years with AngloGold Ashanti, based both in the US and South Africa, he has built in-depth knowledge of the Company and its stakeholders. Mr. Bailey was formerly Senior Vice President of Investor Relations & Group Communications, was appointed to his current role in 2019. In his previous role, Mr. Bailey covered debt and equity investors in the US, South Africa, the UK, Europe and Asia. He also held line responsibility for AngloGold Ashanti’s corporate communications programme, which included engagement with financial news media in South Africa, the US and the UK. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.

Italia Boninelli (65)

MA, PGDip in Labour Relations, Executive Development Programme
Executive Consultant – Group Human Resources
Italia Boninelli is responsible for group human resources, which entails attracting, retaining and developing a highly engaged, diverse and productive workforce. She has more than 30 years’ executive experience in the field of human resources both locally and internationally, having been the group executive for human resources at Gold Fields Limited, Network Healthcare Holdings Ltd and the Retail Banking division of Standard Bank.

Ms. Boninelli is a director on the board of London-listed Polymetal International in the mining sector and has been on the advisory board of two universities. She continues to lecture and teach at business schools, and she is the author of numerous publications including three books on human resources and leadership. She is passionate in her support for women’s leadership development programs and is a patron of Women in Mining in South Africa.

Effective 1 April 2022, Ms. Italia Boninelli will be replaced by Ms. Lisa Ali, who was appointed as Chief People Officer of the Company and a member of the Executive Committee.

Ludwig Eybers (55)
BSc, Post graduate qualifications
Chief Operating Officer
Ludwig Eybers has over 30 years international mining experience. He joined AngloGold Ashanti in 2011 as Senior Vice President Namibia and Mining Task Force, based in Perth Australia. In 2013, he relocated to AngloGold Ashanti in South Africa to take-up the position of Senior Vice President Africa Region. He was subsequently promoted to Chief Operations Officer-International in 2017. Mr. Eybers is currently responsible for overall strategic and operational responsibilities for production at the company’s mining operations.

Marcelo Godoy (50)

PhD, Masters in Geostatistics

Chief Technology Officer
Marcelo Godoy has over 20 years of experience in the mining industry and was previously Senior Vice President, Exploration at Newmont Corporation where he led the development of numerous innovation programs, including a world-class orebody risk management system that delivered a step change in the reliability of production forecasts. Mr. Godoy is a recognised leader in the field of mine planning under geological uncertainty and a champion of diversity and inclusion. Prior to joining Newmont Corporation, he was Mining Sector Leader for Golder Associates in South America and a Director at Golder’s Global Board of

Directors. During his tenure at Golder Associates, Marcelo managed major mining feasibility studies and reserve compliance audits for Codelco, Vale S.A., BHP Group Plc, Anglo American Plc and Antofagasta Minerals Plc.

He brings to AngloGold Ashanti experience in resource modeling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage.

Lizelle Marwick (44)

B.Proc; LLB; LLM

Chief Legal Officer
Lizelle Marwick was appointed as Executive Vice President: General Counsel and Compliance on 1 July 2020, after previously serving as Senior Vice President: Deputy General Counsel. She joined the company in 2011 establishing and heading up the legal function for the Africa operations. She is familiar with all aspects of the organisation and well versed on multi-jurisdictional legal work covering a wide range of subjects, with extensive experience in governance, corporate transactions and government negotiations. Prior to joining AngloGold Ashanti, Ms. Marwick practiced law at Bowman Gilfillan in South Africa and Herbert Smith in the United Kingdom. She is admitted as an attorney in South Africa and a solicitor in England and Wales.

Terry Briggs (49)
BSc (Hons) in Geology; MEng

Chief Development Officer (effective 1 April 2022)
Mr. Terry Briggs was appointed as Chief Development Officer of the Company and a member of the Executive Committee with effect from 1 April 2022. His portfolio at AngloGold Ashanti will include Corporate Strategy and Business Planning, Business Development and greenfields exploration.

Mr. Briggs has almost 25 years of experience, spanning site based technical and management roles at several underground and open pit base and precious metal operations at all stages of development from start-up to closure, as well as regional and corporate leadership roles. Since 2008, Mr. Briggs has worked at Newmont Corporation where, most recently, he has served as Vice President Planning. Prior to serving in this role, Mr. Briggs held various leadership roles in Technical Services, Corporate Development and Finance at Newmont Corporation.

Mr. Briggs is represented on various geology and mining industry bodies and has authored a number of publications on engineering, geology and exploration.

Lisa Ali (54)

BSc (Hons) in Chemistry, Analytical Chemistry, Biochemistry; Executive MBA

Chief People Officer (effective 1 April 2022)
Ms. Lisa Ali was appointed as Chief People Officer of the Company and a member of the Executive Committee with effect from 1 April 2022. In this role, Ms. Ali will be responsible for group human resources.

Ms. Ali has over 30 years of experience, most of which has been in extractive industries. Since 2020, Ms. Ali has served as Chief People and Sustainability Officer at Newcrest Mining Limited. Prior to joining Newcrest, Ms. Ali was Head of Transformation at Trinidad Petroleum Holdings Ltd. and its subsidiary companies and has held several senior positions at BP International PLC.

Executive Committee movements during 2021 and subsequent to year-end
The following movements to the Executive Committee took place during the period from 1 January 2021 to 31 December 2021 and subsequent to year-end:
•Ms. Tirelo Sibisi, Executive Vice President – Group Human Resources and a member of the Executive Committee, gave notice of her resignation effective 1 April 2021 and her contract of employment terminated on 30 September 2021.
•Mr. Alberto Calderon became Chief Executive Officer (CEO) and a member of the Company’s Executive Committee with effect from 1 September 2021.
•Ms. Christine Ramon, who served as Interim CEO, resumed her role as Chief Financial Officer (CFO) of the Company with effect from 1 September 2021, remaining a member of the Executive Committee and the Board. Ms. Ramon has elected to take early retirement from her current role as CFO and Executive Director of the Company effective 30 June 2022.
•Mr. Ian Kramer, who served as Interim CFO, resumed his role as Senior Vice President: Group Finance with effect from 1 September 2021, stepping down from the Executive Committee.
•Mr. Marcelo Godoy was appointed as Chief Technology Officer of the Company and a member of the Executive Committee with effect from 15 October 2021. Mr. Godoy replaces Mr. Graham Ehm, Executive Vice President: Group Planning & Technical and a member of the Executive Committee, who retired on 31 December 2021.

•Mr. Ludwig Eybers became the sole Chief Operating Officer (COO) of the Company upon the consolidation of the COO role into a single portfolio with effect from 31 December 2021.
•Mr. Sicelo Ntuli, formerly Chief Operating Officer: Africa and a member of the Executive Committee, resigned effective 31 December 2021.
•Ms. Lisa Ali was appointed as Chief People Officer of the Company and a member of the Executive Committee with effect from 1 April 2022. Ms. Ali will be replacing Ms. Italia Boninelli, who acted as an executive consultant overseeing human resources with effect from 1 April 2021.
•Mr. Terry Briggs was appointed as Chief Development Officer of the Company and a member of the Executive Committee with effect from 1 April 2022. Mr. Briggs will be replacing Mr. Vaughan Chamberlain, who was appointed as Acting Chief Development Officer of the Company and an interim member of the Executive Committee with effect from 1 October 2021. Mr. Chamberlain will step down from the Executive Committee with effect from 1 April 2022.

QUALIFIED PERSONS
As part of its suite of annual reports, AngloGold Ashanti produces a Mineral Resource and Mineral Reserve Statement and all the information in this report that relates to Exploration Results, Mineral Resource and Mineral Reserve is based on information compiled by the Qualified Persons.

During the past decade, the company has developed and implemented a system of internal and external reviews aimed at providing assurance in respect of Mineral Reserve and Mineral Resource estimates. A documented chain of responsibility exists from the Qualified Persons at the operations to the Company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the AngloGold Ashanti Mineral Resource and Ore Reserve Steering Committee, Mr. Vaughan Chamberlain, assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti and is satisfied that the Qualified Persons have fulfilled their responsibilities.

Vaughan Chamberlain (58)
MSc (Mining Engineering), BSc (Hons) (Geology), FAusIMM
Vaughan Chamberlain started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of Senior Vice President: Strategic Technical Group and is Chairman of the AngloGold Ashanti Mineral Resource and Ore Reserve Steering Committee.

6B.    COMPENSATION

REMUNERATION AND HUMAN RESOURCES COMMITTEE

Remuneration and Human Resources Committee (Remco)

The Remco is composed of four non-executive directors. Its purpose is to discharge the responsibilities of the board relating to all compensation, including all salary and equity compensation of the company’s executives. The Remco establishes and administers the company’s executive remuneration and its broad objectives include: aligning executive remuneration with company performance and shareholder interests; setting remuneration standards aimed at attracting, motivating and retaining a competent executive team; linking individual executive pay with operational and company performance aligned to strategic objectives; and evaluating the compensation of executives including approval of salary, equity and incentive based awards.

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

In 2021, the committee was composed of the following members:

Members
Maria Richter (Chairperson)
Alan Ferguson
Albert Garner
Rhidwaan Gasant (appointed effective18 February 2021)

The meetings of the committee are attended by the Chief Executive Officer, Chief Financial Officer and Executive Vice President: Group Human Resources/ Chief People Officer, except when they are conflicted or have a personal financial interest, such as when their own remuneration or benefits are being discussed.

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

Our salary benchmarks are targeted at the market median of a global market in our industry. Where there is a shortage of specialist and/or key technically skilled employees, we may offer a salary that is higher than the benchmark salary.

Each executive’s role is individually sized to ensure the best match possible. The comparison is done for the same or similar roles irrespective of location of work. Each component of remuneration (base salary, short-term incentives, long-term incentives and employee benefits and allowances) is analysed and compared with our global peer group’s market range and the overall package is reviewed accordingly. Our incentive scheme, the Deferred Share Plan (DSP), was implemented in January 2018. For a description of the DSP, see “Item 6E: Share Ownership—AngloGold Deferred Share Plan (DSP)”.

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees, receive retirement benefits under defined contribution plans. Contributions vary based on the employee’s retirement plan. See “Item 18: Financial Statements—Note 8—Employee Benefits” and “Item 18: Financial Statements—Note 26—Provision for Pension and Post-Retirement Benefits”.

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION

See “Item 18: Financial Statements—Note 31—Related Parties—Directors and other key management personnel—Executive Directors’ and Prescribed Officers’ remuneration”.

NON-EXECUTIVE DIRECTORS’ FEES AND ALLOWANCES
The fees of non-executive directors are fixed by shareholders at the annual general meeting. In addition to their compensation, the non-executive directors receive fees for their participation on board committees and allowances for travelling internationally to attend board meetings. Non-executive directors do not receive further payments from the company and are precluded from participation in the company’s share incentive scheme. See “Item 18: Financial Statements—Note 31—Related Parties—Directors and other key management personnel—Non-Executive Directors’ fees and allowances”.

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

See “Item 6A: Directors and Senior Management” for information about the composition of the board and directors’ term of office and year of appointment.

Appointment and rotation of directors

Several factors including the requirements of relevant legislation, best practice recommendations, qualifications and skills of a prospective board member and the requirements of the Director’s Fit and Proper Standards of the company, as well as regional demographics are considered in appointing board members. New directors are appointed pursuant to the recommendations of the Nominations and Governance Committee, which conducts a rigorous assessment of the credentials of each candidate. Newly appointed directors are elected at the next annual general meeting following their appointment and to stand for approval by shareholders.

At the next Annual General Meeting (“AGM”) Messrs Alberto Calderon and Scott Lawson will be named for election by shareholders as directors of AngloGold Ashanti.

In terms of the company’s Memorandum of Incorporation (“MoI”), one third of the directors are required to retire at each AGM and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the next AGM are Mses. Maria Ramos, Maria Richter and Nelisiwe Magubane, and being eligible, such directors have offered themselves for re-election.

The company’s MoI does not set a mandatory retirement age for non-executive directors. However, in accordance with recommendations of King IV — any independent non-executive director serving more than nine years should be subjected to a rigorous review of his or her independence and performance by the board.

Service contracts

Non-Executive Directors
Non-executive directors receive fees for their services as directors which are approved by shareholders at AGMs. Non-executive directors do not participate in the company’s share incentive scheme.

Non-executive directors do not hold service contracts with the company.

Executive Committee
All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company’s Deferred Share Plan (DSP). Interim appointments (including interim Chief Executive Officer, interim Chief Financial Officer and interim Chief Development Officer) include an allowance aligned to the Company’s acting allowance policy to recognise the additional responsibilities associated with these roles.

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

In the event of a change of control becoming effective, an executive will, in certain circumstances, be subject to both the notice period and the change of control contract terms. The notice and change of control periods applied per category of executive (excluding interim appointments) as at 31 December 2021 were as follows:

Executive Committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

As at 23 March 2022, VA Chamberlain, the Interim Chief Development Officer, remains on a three-month notice period and a three-month change of control period.

Key activities of the board and committees during 2021

The activities of the board and committees during 2021 were aimed at promoting the economic stability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance

Directors’ attendance at board and committee meetings during 2021 was as follows:

	Board (7)	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nominations and Governance (8)	Special Committee (9)
Number of meetings in 2021	14	6	6	11	6	20	2
MDC Ramos (1)	14	n/a	n/a	2	6	20	2
KOF Busia	13	n/a	6	n/a	6	19	n/a
A Calderon (2)	5	n/a	n/a	n/a	n/a	n/a	n/a
AM Ferguson	14	6	n/a	11	n/a	19	n/a
AH Garner	14	n/a	6	11	n/a	n/a	2
R Gasant (3)	13	5	5	8	n/a	20	2
SP Lawson (4)	0	n/a	1	n/a	0	n/a	n/a
NVB Magubane (5)	14	3	n/a	n/a	6	n/a	n/a
KC Ramon (6)	13	n/a	6	n/a	n/a	n/a	n/a
MC Richter	14	6	n/a	11	n/a	19	n/a
JE Tilk	14	6	6	n/a	6	20	2

(1)    MDC Ramos stepped down from the Remuneration and Human Resources Committee on 18 February 2021.
(2)    A Calderon was appointed to the Board on 1 September 2021.
(3)    R Gasant was appointed to the Remuneration and Human Resources Committee on 18 February 2021.
(4)    SP Lawson was appointed to the Board with effect from 1 December 2021.
(5)    NVB Magubane was appointed to the Audit and Risk Committee with effect from 4 May 2021.
(6)    KC Ramon had a conflict of interest in respect of the matter being discussed and therefore recused herself from the board meeting held on 14 April 2021.
(7)    During 2021, the Board held 5 scheduled Board meetings and 9 special Board meetings.
(8)    During 2021, the Nominations and Governance Committee held 4 scheduled meetings and 16 special meetings in respect of the recruitment of a CEO and non-executive director.
(9)    The Special Committee was established in 2020 to provide oversight for various aspects of the company’s strategy.

Audit and Risk Committee

The Audit and Risk Committee comprises five independent non-executive directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving mining environment.

The Audit and Risk Committee’s duties as required by section 94(7) of the SA Companies Act, King IV and JSE Listing Requirements are set out in its board-approved terms of reference which is reviewed and updated annually. These duties were discharged as follows:
•reviewed the quarterly market updates and the half year results;
•confirmed the integrity of the Group’s Integrated Report, Annual Financial Statements and the Form 20-F;
•reviewed the expertise, experience and performance of the finance function and Chief Financial Officer;
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
•reviewed the adequacy and effectiveness of the group’s compliance function; and
•evaluated the effectiveness of the Audit and Risk Committee through a self-assessment.

Proceedings and Performance Review

The Audit and Risk Committee formally met six times in 2021.

The current members of the Audit and Risk Committee are:

Audit and Risk Committee Members	AM Ferguson (Chairman and independent NED)
R Gasant (Independent NED)
MC Richter (Independent NED)
NVB Magubane (Independent NED)
JE Tilk (Independent NED)
Number of meetings held from January to December 2021	Six

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

The Audit and Risk Committee has assessed its effectiveness through the completion of an independent external evaluation process, during which results were discussed, actions taken and processes put in place to address areas requiring further attention.

Remuneration and Human Resources Committee (“Remco”)

The Remco activities are governed by the Terms of Reference (these were reviewed and approved by the board in February 2022). The purpose of the Remco is to assist the Board in discharging its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, employment, severance pay and ongoing perquisites or special benefit items and equity compensation of the Company’s executives, including the Chief Executive Officer as well as retention strategies, design and application of material compensation programmes and share ownership guidelines.

With respect to its mandate on human resources, the Remco has strategic oversight of matters relating to the development of the Company’s human resources with the main objective of creating a competitive human resource for the Group.

The Remco operates in an independent role, operating as an overseer with accountability to the Board. This is accomplished by:

•Determining specific remuneration packages for the Executive Committee (ExCom) members, and reviewing these annually. The broad framework and cost of executive remuneration shall be a matter for the Board on the recommendation and advice of the Remco;
•Reviewing and approving corporate goals and objectives relevant to the compensation of the ExCom members;
•Evaluating the performance of the ExCom (excluding executive directors) in light of these goals and objectives annually and setting compensation based on such evaluations;
•Ensuring that the mix of fixed and variable pay, base pay, shares and other elements of compensation for each ExCom member meets the Company’s requirements and strategic objectives;
•Determining any long-term incentive component of each ExCom member’s compensation based on awards given to such member in past years and the Company’s performance against set targets;
•Considering other matters relating to the remuneration of or terms of employment applicable to ExCom members that may be referred to the Remco by the Board;
•On an annual basis, or at intervals that the Remco may deem necessary, considering the results of independent research into executive remuneration trends, to assist the Remco in its decision-making regarding executive remuneration;
•Ensuring that all benefits, including retirement benefits and other financial arrangements are justified and correctly valued and reviewed annually;
•Considering the payment of performance linked non-pensionable bonuses to ExCom members, and setting the criteria for, and relative value of such payments;
•Satisfying itself as to the accuracy of recorded performance measures that govern the vesting of share awards and incentives;
•On an annual basis, approving the granting of share options or performance shares to qualifying employees of the Company;
•Regularly reviewing incentive schemes to ensure continued contribution to shareholder value and ensuring that these are administered in terms of the rules of the relevant incentive scheme;
•As and when required, considering proposed amendments to the rules of the incentive schemes and making recommendations for their approval by shareholders;
•Reviewing the executive director’s termination payments and ensuring that they are included in the remuneration policy together with any obligations arising from such contracts which would give rise to termination payments; and
•Appointing an independent remuneration advisor to provide consultation to the executive directors, who make recommendations to the Board and shareholders on the remuneration of non-executive directors, taking into consideration market trends on non-executive directors’ remuneration, the views and sentiments of shareholders and the financial position of the Company.

The current members of the Remco are:

Remuneration and Human Resource Committee Members	MC Richter (Chairperson and independent NED)
R Gasant (Independent NED)
AM Ferguson (Independent NED)
A Garner (Independent NED)
Number of meetings held from January to December 2021	Eleven
Other individuals who regularly attended meetings (attended by invitation or if needed to contribute pertinent insights and information)	A Calderon (CEO)
KC Ramon (Interim CEO and CFO)
TR Sibisi (EVP: Group Human Resources)
I Boninelli (Executive Human Resources Consultant)
P Wolstenholme representing PwC (Independent Advisor to the Remco)
SD Van Rensburg (VP: Group Remuneration and Benefits and Secretary to the Remco)
EM Mabuza (VP: Group Remuneration and Benefits and Secretary to the Remco)
CM van Dyk (Remuneration and Benefits Consultant)

NED – Non-Executive Director

Remuneration Consultants

When appropriate, the Remco obtains advice from independent remuneration consultants. These consultants are employed directly by the Remco and engage directly with them to ensure independence.

The Remco has appointed PwC to provide specialist, independent remuneration advice on all forms of executive and non-executive pay.

Mercer performs an independent bespoke executive survey and its advice is primarily around salary benchmarking for both executive and non-executive pay.

6D.    EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last three financial years was:

	2021	2020	2019
Africa	17,260	16,829	15,786
Australia	1,332	1,230	1,140
Americas	9,972	8,789	8,114
Other, including corporate and non-gold producing subsidiaries	1,997	1,807	1,353
South Africa - discontinued operations (1)	—	8,297	7,870
Total*	30,561	36,952	34,263
*    The number of contractors employed on average during 2021 was 16,384.
(1)    In 2020, represents the monthly average number of employees for the nine months as discontinued operations before completion of sale on 30 September 2020.

Labour relations and collective bargaining

The AngloGold Ashanti approach to employee relations is predicated on a relationship-based model. We work to establish constructive relations with our employees and their union representatives based on our Company values, through effective line management, and by following the applicable labour legislation across our global footprint.

Except for those in Australia and the United States, most employees in our operating jurisdictions are union members. No strikes were reported for the reporting period.

In Africa - labour relations remained stable across the region.

In Guinea, at Siguiri, 93.8% of the mine employees are unionised. Collective bargaining negotiations for wage conditions and services were conducted in October 2021 and agreements were reached between the parties successfully without any internal or external mediation. Engagement with the Union Delegation continues through regular meetings, communications and timeous implementation of the collective agreements.

In Ghana, at Obuasi, the labour relations environment remained stable throughout the year. Unionisation at Obuasi is limited to Stratum I, with 57% of the total workforce unionised as at December 2021. Annual wage negotiations for 2022 were successfully concluded in Q1 2022.

At Iduapriem, four unions represent bargaining unit employees who constitutes 95.2% of the entire workforce. To improve the collaboration between management and site unions’ leadership, a capacity building workshop on workplace labour relations practices was organised in 2021. Collective bargaining on wage adjustment for 2021 was successfully concluded and implemented.

In Tanzania 53% of the employees are unionised in the bargaining unit. In 2021, a fourth Collective Bargaining Agreement (the “Fourth CBA”) was concluded with a majority Trade Union called TAMICO; the Fourth CBA was concluded without strike action or operational disruption. Management in collaboration with TAMICO are currently in the process of implementing various articles which have been agreed in the Fourth CBA. The Fourth CBA lasts for two years except for wage, education allowance and end of the year package which are negotiated on an annual basis.

In Brazil, all three collective agreements (Nova Lima/Sabará, Santa Bárbara and Crixás) were signed with the unions and implemented effective September 2021. The Brazilian context of higher inflation, gold price and exchange rates have made the process more complex. Despite a seven day strike at the Córrego do Sítio mine, the 2021 negotiation was concluded with a salary increase of 8.5%, lower than the accumulated Brazilian inflation for the period (9.85%). The routine to strengthen the relationship continuously with the employees and their representatives was key to that achievement.

CVSA, in Argentina, completed the 2021 salary negotiation in November 2021, aligned with country inflation, with a final increase of 50.04% for 2021 effective until April 2022.

6E.    SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December 2021, which individually did not exceed one percent of the company’s issued ordinary share capital are included in the annual financial statements, see “Item 18: Financial Statements—Note 31—Related Parties—Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares”.

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the company’s registered and corporate office. See “Item 10H: Documents on Display”.

CHANGE IN DIRECTOR’S AND PRESCRIBED OFFICER’S INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2021

Refer to “Item 18: Note 31—Related Parties—Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares”

SHARE OWNERSHIP OF EXECUTIVE OFFICERS/EXECUTIVE MANAGEMENT

To the best of its knowledge, AngloGold Ashanti believes that its ordinary shares held by executive officers, in aggregate, do not exceed one percent of the company’s issued ordinary share capital.

MINIMUM SHAREHOLDING REQUIREMENT FOR EXECUTIVE MANAGEMENT

With effect from March 2013, a minimum shareholding requirement (MSR) was introduced for the executive management team (including executive directors). All executive management team members (including executive directors) are required to have a minimum shareholding in the Company as per the table below.

The MSR was extended to include a 12- month post termination holding, effective 1 January 2022:

Role	Within three years of appointment/from introduction of MSR (1 January 2020)	Within six years of appointment/from introduction of MSR (1 January 2020)	Holding requirement	12 - month Post Termination Holding (1 January 2022)
CEO	150% of net annual base salary	300% of net annual base salary	Throughout employment as a director or prescribed officer	The post-termination MSR will be the requirement based on the MSR policy at the time of termination. Should the executive depart (or no longer serve as director or prescribed officer) before they have achieved the MSR, all shares allocated effective 1 January 2022 form the company’s share incentive will be held for one year post-termination period. The holding will be up to their required MSR.
CFO	125% of net annual base salary	250% of net annual base salary
Executive Management Team	100% of net annual base salary	200% of net base salary
The following count towards an individual MSR:
•Shares purchased on the market, either directly or indirectly
•Vested shares from AngloGold Ashanti’s share incentive schemes
Accumulation of the post termination holding commences on 1 January 2022, Executives have 5 years from introduction or appointment to accumulate holding

The table below summarises each executive director and executive committee member’s accomplishment of the MSR:

Executive	Six-year target achievement date	MSR holding as at 31 December 2021 as a percentage of net base pay	Three-year MSR target achievement percentage	Six-year MSR target achievement percentage
Executive directors
A Calderon (1)	September 2027	7%	150%	300%
KC Ramon	March 2021	899%	125%	250%
Prescribed officers
SD Bailey	January 2025	199%	100%	200%
I Boninelli (2)	April 2027	0%	100%	200%
VA Chamberlain (3)	October 2027	57%	100%	200%
GJ Ehm (4)	March 2019	243%	100%	200%
L Eybers	March 2023	370%	100%	200%
MC Godoy (5)	October 2027	0%	100%	200%
L Marwick	July 2026	108%	100%	200%
S Ntuli (6)	January 2025	181%	100%	200%

(1) Appointed executive director with effect from 1 September 2021 and the three-year MSR achievement is due in September 2024.
(2) Appointed prescribed officer with effect from 1 April 2021 and the three-year MSR achievement is due in April 2024.
(3) Appointed prescribed officer with effect from 1 October 2021 and the three-year MSR achievement is due in October 2024.
(4) Retired prescribed officer with effect from 31 December 2021. MSR holding not required.
(5) Appointed prescribed officer with effect from 15 October 2021 and the three-year MSR achievement is due in October 2024.
(6) Prescribed officer separated from the Company due to the reconfigured Operating Model with effect from 31 December 2021. MSR holding not required.

MINIMUM SHAREHOLDING REQUIREMENT FOR NON-EXECUTIVE DIRECTORS (“NEDs”)

During February 2022, the board approved an MSR for NEDs. In terms of the policy, NEDs are required to acquire and hold an MSR in AngloGold Ashanti shares, equivalent to 150% of their annual base fee within four years of the effective date of the policy for existing NEDs and from the effective date of appointment for new NEDs.

ANGLOGOLD DEFERRED SHARE PLAN (DSP)

On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan (DSP). The DSP became effective 1 January 2018 and was designed to better align the interests of company management with those of shareholders by rewarding decision-making that promotes the long term health of the business by increasing the maximum vesting period of shares from two to five years, and introducing a claw-back provision, reducing the impact of uncontrollable factors, like gold price and currency fluctuations, in determining remuneration, providing better incentive for prudent, value-adding capital allocation, capping the number of shares that can be issued under the DSP in any given year to 1% of total shares in issue, and providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, health, governance, community relations and human capital disciplines.

The scope of participation in the DSP include Executive Directors, members of the Executive Committee and senior management employees of the company and its subsidiaries. These participants are allocated units with the opportunity to acquire shares in the company. The intention of the incentive scheme is to ensure that the medium- to long-term interests of the executives and senior management employees are aligned with the shareholders’ interests, providing rewards to the executives and senior management employees and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved. All share awards which remain unexercised by the tenth-year anniversary from the date of grant, automatically lapse for no value.

Non-Executive Directors are not eligible to participate in the DSP.

Each metric is weighted and has a threshold, target and stretch definition related to the company budget and the desired stretch targets for the year. Below threshold achievement results in no payment. At the end of each financial year, the Company’s and the CEO, CFO and EVP/COO’s performance is assessed by the Remco and the Board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as a percentage of base salary based on on-target achievement:

	Cash	Shares	Total Incentive
Level	On Target Achievement
CEO	100.00%	200.00%	300.00% % %
CFO	85.00% %	185.00% %	270.00% % %
EVP/COO	75.00% %	174.00% %	249.00% % %

CEO means Chief Executive Officer.
CFO means Chief Financial Officer.
EVP/COO means Executive Vice President/Chief Operating Officer.

One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment with the exception of the Executive Committee members who have post termination vesting for good-leavers. Effective 1 January 2021, all Executive Committee members (including the CEO and CFO) streamlined strategic objectives (KPIs), between 3 to 4 at a maximum, as compared to the previous 10 KPIs as held by the CEO. Individual KPIs account for 20% of the performance scorecard in the DSP incentive scheme and 80% towards the company scorecard.

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

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT TEAM MEMBERS AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the share-based awards and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management team members and other managers on an aggregate basis during the year to 31 December 2021 and subsequent to year end up to 23 March 2022, see “Item 18: Financial Statements-Note 31-Related Parties-Directors and other key management personnel”.

PARTICIPATION BY EMPLOYEES IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the share-based awards and rights to subscribe for ordinary shares in the company granted to, and exercised by, employees on an aggregate basis during the year to 31 December 2021, see “Item 18: Financial Statements—Note 9—Share Based Payments”.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Overview

Description of AngloGold Ashanti’s share capital

AngloGold Ashanti’s share capital consists of four classes of stock:

•Ordinary shares, par value 25 South African cents each (the “ordinary shares”);
•A redeemable preference shares, par value 50 South African cents each (the “A redeemable preference shares”);
•B redeemable preference shares, par value 1 South African cent each (the “B redeemable preference shares”); and
•C redeemable preference shares of no par value (the “C redeemable preference shares”).

The authorised and issued share capital of AngloGold at 31 December 2021 is set out below:

Title of class	Authorised	Issued
Ordinary shares	600,000,000	417,501,452
A redeemable preference shares	2,000,000	—
B redeemable preference shares	5,000,000	—
C redeemable preference shares	30,000,000	—

All the issued ordinary shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. The A and B redeemable preference shares were redeemed in December 2021. No C redeemable preference shares have been issued as of 23 March 2022. Accordingly, there are no A, B or C redeemable preference shares outstanding as of 23 March 2022. For a discussion of rights attaching to the ordinary shares, the A redeemable preference shares, the B redeemable preference shares and the C redeemable preference shares, see “Item 10B: Memorandum of Incorporation”.

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2021		2020		2019
At 1 January	416,890,087	104,222,525	415,301,215	103,825,307	412,769,980	103,192,498
Issued during the year:
Exercise of options by participants in the AngloGold Share Incentive Scheme	611,365	152,841	1,588,872	397,218	2,531,235	632,809
31 December 2021	417,501,452	104,375,366	416,890,087	104,222,525	415,301,215	103,825,307

During the period 1 January 2022 to and including 23 March 2022, 727,597 ordinary shares were issued at an average issue price of R246.32 per share, resulting in 418,229,049 ordinary shares being in issue at 23 March 2022.

Redeemable preference shares

A and B redeemable preference shares, all of which were held by Eastvaal Gold Holdings Limited, a wholly owned subsidiary of AngloGold Ashanti, were redeemed in December 2021. As of 23 March 2022, the Company has not issued any C redeemable preference shares. The C redeemable preference shares have no par value but have the same rights as the B redeemable preference shares save that the C redeemable preference shares rank after the B redeemable preference shares (but prior to the A redeemable preference shares) as regards the payment of dividends, redemption proceeds and payment on winding up of the company. Accordingly, there are no A, B or C redeemable preference shares outstanding as of 23 March 2022. The process to cancel all the authorised A, B and C redeemable preference shares is in process.

7A.    MAJOR SHAREHOLDERS

According to information available to the directors, the following are the only shareholders or their associates holding, directly or indirectly, in excess of five percent of the ordinary issued share capital of the company:

Ordinary shares held at	31 December 2021		31 December 2020		31 December 2019
Shareholder*	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights
Public Investment Corp. of South Africa	44,332,506	10.62	39,846,637	9.56	30,439,075	7.33
Coronation Holdings	37,322,250	8.94	n/a	n/a	n/a	n/a
BlackRock Inc.	27,155,066	6.50	27,956,084	6.71	41,236,154	9.93
Van Eck Global	n/a	n/a	26,488,311	6.35	27,375,511	6.59

* Shares may not necessarily reflect the beneficial shareholder.

At 31 December 2021, a total of 135,501,107 shares (or 32.5 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2021, the number of persons who were registered holders of ADSs was reported at 2,012. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All ordinary shareholders have the same voting rights.

As at 31 December 2021, there were 24,731 holders on record of AngloGold Ashanti ordinary shares. Of these holders 486 had registered addresses in the United States and held a total of 63,440,198 ordinary shares, or 15.20 percent of the total outstanding ordinary shares. In addition, certain accounts on record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 23 March 2022, a total of 127,824,510 ADSs or 30.6 percent of total issued ordinary share capital were issued and outstanding and held on record by 1,994 registered holders.

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.    RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year ended 31 December:

2021
Purchases from related party
(in million)	$
Purchases of goods and services from related parties
Rand Refinery (Pty) Limited	14

2021
Sales and services rendered to related parties
(in million)	$
Sales and services rendered to related parties
Rand Refinery (Pty) Limited	7

Amounts due by joint ventures and associates arising from purchases of goods and services are unsecured and non-interest bearing.

As at 31 December 2021 the outstanding balances arising from the sale of goods and services due by associates and joint ventures is $7 million.

As at 31 December 2021 there are no outstanding balances arising from loans owed to or by related parties.

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

TAX MATTERS

•The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): In Brazil, MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected MSG’s appeal against the assessment. MSG is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $9 million. Any possible payment by MSG would be set off by an indemnity from Kinross Gold Corporation (Kinross) of $5 million provided for as part of the company’s acquisition of Kinross’ interest in MSG in 2012. The matter is currently pending in the State Court of Minas Gerais.

•Brazilian tax authorities v. AngloGold Ashanti Córrego do Sítio Mineração SA and Mineração Serra Grande S.A. (MSG): AngloGold Ashanti’s subsidiaries in Brazil, including AGA Mineração (formerly AngloGold Ashanti Brasil Mineração Ltda) and MSG, are involved in various disputes with the Brazilian tax authorities. These disputes date back to 2007 and involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Various new claims, relating to VAT on diesel and consumables, for $12 million were assessed by management during the second half of 2020 and classified as possible claims, based on external legal opinions. Collectively, the total possible amount involved across all disputes is approximately $45 million.

•Colombian Tax Office (DIAN) v. AngloGold Ashanti Colombia S.A.S. (AGAC) and Gramalote Colombia Limited (Gramalote): Since 2013, AGAC received various notices from the DIAN that it disagreed with the company’s tax treatment of certain items in its 2010, 2011, 2013 and 2014 income and equity tax returns (including the treatment of exploration expenditure). The official assessments from the DIAN for those tax returns calculate additional taxes of $17 million. Penalties and interest for such additional taxes amounted to $95 million as of 31 December 2021. However, AGAC believes that the DIAN has applied the tax legislation incorrectly and subsequently filed lawsuits before the Administrative Court of Cundinamarca (the trial court for tax litigation) challenging each of the DIAN’s rulings in respect of those tax returns. In April 2018, the Administrative Court of Cundinamarca denied AGAC’s arguments with respect to the 2011 income and equity tax litigation. AGAC subsequently appealed this judgement to the Council of State of Colombia (the highest court for tax matters) where the appeal is currently pending. A final judgement could take several years. The company’s other lawsuits with respect to its 2010, 2013 and 2014 income and equity tax returns are still pending before the Administrative Court of Cundinamarca.

Since 2019, Gramalote also received various notices from the DIAN that it disagreed with its 2013 and 2014 income and equity tax returns on the same basis as the abovementioned AGAC returns. The official assessments from the DIAN for those tax returns calculate additional taxes of less than $100,000. Penalties and interest for such additional taxes amounted to $10 million as of 31 December 2021. However, Gramalote also believes that the DIAN has applied the tax legislation incorrectly and subsequently filed lawsuits before the Administrative Court of Cundinamarca challenging each of the DIAN’s rulings in respect of those tax returns. Gramalote’s lawsuits with respect to its 2013 and 2014 income and equity tax returns are still pending before the Administrative Court of Cundinamarca.

The total amount claimed by the DIAN, related to the above tax matters, amounted to $122 million of which $105 million related to penalties and interest as of 31 December 2021. Following a judgment of the Council of State in July 2019 holding that duplicate penalties may not be charged, the company expects that certain penalties will likely be waived, reducing the overall exposure by $48 million to $74 million in respect of those tax matters. In addition, from 2017 onwards, the deduction of exploration costs is prohibited following a change in Colombian tax legislation. As a result, exploration costs have been treated in accordance with the amended tax legislation subsequent to that date.

•Argentina Tax Authority (AFIP) v. Cerro Vanguardia S.A. (CVSA): In July 2013, CVSA received a notification from the AFIP requesting corrections to the 2007, 2008 and 2009 income tax returns of about $1.1 million relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $5.5 million. CVSA and AFIP have corresponded on this issue over the past several years, and the Argentinian tax authorities continue to assert their position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court in June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.

•Ghanaian tax authorities v. AngloGold Ashanti (Ghana) Limited (AGAG): In Ghana, AGAG received tax assessments of $9 million as of 31 December 2021 in respect of the 2004-2014 tax years, following an audit by the Ghanaian tax authorities related to withholding taxes on payments to non-resident persons. AGAG raised objections with the Ghanaian tax authorities and believes that the withholding taxes were not properly assessed. On several occasions, most recently in 2017, AGAG met with the Commissioner-General of the Ghana Revenue Authority and provided its position in writing together with the relevant supporting documentation. AGAG has yet to receive a response from the Commissioner-General.

COLOMBIA

•Santa María-Montecristo and La Colosa class action lawsuits: Class action lawsuits have been filed in relation to each of AngloGold Ashanti Colombia S.A.S.’s (AGAC) Santa María-Montecristo and La Colosa projects. Each of the two lawsuits aims to stop exploration and mining in certain restricted areas affected by the projects due to environmental concerns.

In respect of the Santa María-Montecristo class action lawsuit, in September 2011, the Administrative Court of Tolima granted one of the plaintiffs a preliminary injunction suspending AGAC’s mining concession contracts in relation to this project. AGAC has challenged this injunction, nevertheless, it remains in place during the course of the court proceedings. In May 2019, the Administrative Court of Tolima ruled that a technical study be prepared to define the places in which mining activities could be performed in the Combeima canyon without posing any threat to the water reservoirs of Ibagué, the capital of the Tolima department. In September 2020, the Council of State of Colombia (the highest court for administrative matters) on appeal overruled the decision of the Administrative Court of Tolima. The Council of State’s decision, which is final and not subject to further appeal, determined that AGAC, as concessionaire, has a right to develop the project if it can demonstrate to the mining and environmental authorities on the basis of technical studies that its mining exploration and, eventually, exploitation activities, will not impact the water resources of the Coello River basin and its tributaries. Until such time, the injunction remains in place.

The consolidated La Colosa class action lawsuit originally consisted of four separate class actions. In relation to this project, in October 2016, Tolima’s Administrative Court ordered that a technical study be prepared by a panel of seven experts (selected by the plaintiff, AGAC, universities, the Colombian government and an NGO) to determine whether the La Colosa project presents a “threat” to the environment during its exploration phase. In December 2017, Ibagué’s Third Administrative Court ordered that another technical study, similar to the one described in the October 2016 order, be prepared for the La Colosa project. AGAC appealed both orders. In September 2018, Tolima’s Administrative Court consolidated all class actions in relation to the La Colosa project into one single class action lawsuit which is currently pending before the Council of State. The orders to prepare the technical studies have been temporarily suspended pending resolution by the Council of State. If AGAC’s appeal before the Council of State is not successful, the company may have to perform one or more technical studies in relation to the La Colosa project. If the studies were to conclude that a “threat” exists, certain development activities at the La Colosa project may be suspended.

Further, while the plaintiffs in the La Colosa class action have petitioned the courts to cancel the mining concession contracts, the company believes that the judiciary system in Colombia does not have the authority to order such cancellation. Such power, by law, vests solely in the Colombian government which, through the relevant Colombian mining authorities, has the discretion to declare concessions void if a concession holder breaches applicable environmental laws or regulations. The Colombian government, as the authority granting the mining concession contracts, is also a defendant in this class action lawsuit together with AGAC. AGAC continues to oppose, through a variety of integrated legal and political strategies, the class action lawsuit that was filed against it. However, if the plaintiffs prevail and AGAC is unable to perform its core concession contracts as a result of the judicial decision, the company would be required to abandon the project.

•Cortolima’s injunction against AngloGold Ashanti Colombia S.A.S. (AGAC): In March 2013, Cortolima, a regional environmental authority in the Tolima department, issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa mine design-related activities in the municipality of Piedras, AGAC engaged in drilling and other activities that could have negative effects on the environment. The injunction did not include any allegation that AGAC’s actions actually caused any environmental damages in Piedras. AGAC’s challenge of the injunction was unsuccessful before Cortolima. In August 2013, AGAC initiated legal proceedings before the Council of State of Colombia (the highest court for administrative matters) seeking annulment of the injunction as well as restoration of its rights to continue its activities in the area. In November 2019, the Council of State ruled that the competent judicial authority to decide on this matter is the Administrative Court of Tolima and referred the case to that court. In July 2020, the Twelfth Administrative Court of Tolima ruled that since the injunction is a preliminary and temporary measure imposed as part of the administrative approval process within Cortolima and not a final decision, it is not yet amenable to administrative judicial review. On 29 July 2021, this decision was reversed on appeal by the Administrative Superior Court of Tolima in a ruling that such injunctions are amenable to administrative judicial review. The appellate court ordered the Twelfth Administrative Court of Tolima to review the matter and issue a decision thereon. Consequently, the Twelfth Administrative Court of Tolima admitted the case and a first hearing is scheduled to be held on 21 April 2022. The company expects that a final resolution of this matter will include payment of a penalty by AGAC in an amount that is not expected to be material. While the injunction remains in place, AGAC is not able to engage in certain of its activities related to the La Colosa project.

•Piedras and Cajamarca popular consultations: In 2013, the local council of the city of Piedras, near the La Colosa project, organised a popular consultation to ban all mining activities in Piedras (Piedras popular consultation), the result of which was validated by the Administrative Court of Tolima as part of an administrative procedure. Although the Piedras popular consultation did not have an immediate impact on the La Colosa project (due to its distant location from the project), AGAC believes the Piedras popular consultation was in violation of national law in Colombia. In 2013, AGAC filed a ‘tutela’ action (a legal action alleging a violation of constitutional rights) with the Council of State of Colombia (the highest court for administrative issues). In 2014, AGAC’s ‘tutela’ action was dismissed by the Council of State for lack of standing on the grounds that AGAC did not have mining tenements in Piedras. In addition, in 2015, AGAC filed a request for annulment of the administrative acts adopted by the local authorities in furtherance of the results of the Piedras popular consultation, which was rejected by the Second Administrative Court of Ibagué. AGAC subsequently appealed this ruling. On 22 July 2021, AGAC was notified that the Administrative Superior Court of Tolima ruled on appeal that, in light of the 2018 decision of the Constitutional Court of Colombia (the highest court for constitutional issues) holding that local municipalities or regions are not entitled to veto mining activities through popular consultations (as further described below), the results of the Piedras popular consultation, and the administrative acts adopted in furtherance thereof, were not enforceable. On 13 September 2021, a third party filed a ‘tutela’ action with the Council of State arguing that the Administrative Superior Court of Tolima did not have the authority to determine that the results of the Piedras popular consultation, and the administrative acts adopted in furtherance thereof, were not enforceable. On 15 December 2021, the Council of State dismissed this ‘tutela’ action for lack of standing.

In March 2017, the residents of the municipality of Cajamarca also voted in a popular consultation to disapprove mining projects in the municipality, including the La Colosa project (Cajamarca popular consultation). However, the Mining Minister of Colombia subsequently publicly confirmed that Cajamarca’s vote does not apply retroactively implying the Cajamarca popular consultation did not have an immediate impact on AGAC’s rights with respect to the La Colosa project. In April 2017, AGAC nevertheless suspended all exploration activities at the La Colosa project until there is more certainty about mining activity in Colombia. On 11 October 2018, the Colombian Constitutional Court issued ruling SU-095-2018 stating that local municipalities or regions were not entitled to veto mining activities through popular consultations. The Constitutional Court also ordered the national legislative body, the Congress of Colombia, to enact a law within two years to ensure that local communities and groups are adequately consulted in the approval of mining activities in accordance with specific criteria set out in its ruling. Subsequently, a group of citizens submitted an annulment claim before the Administrative Court of Cundinamarca to cancel AGAC’s mining contract in Cajamarca on the grounds of the results of the Cajamarca popular consultation. After having admitted the annulment claim in December 2019, the Administrative Court of Cundinamarca dismissed the plaintiffs’ claim on 26 May 2021 on procedural grounds. The plaintiffs subsequently appealed this decision and the appeal is currently pending before the Council of State.

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

•Paramo Delimitation: In November 2016, the Colombian government issued Resolution 1987 delineating certain wetlands or moorlands as environmentally important protected areas, which designation includes certain areas in and around the La Colosa project. In these areas there are limitations, or in some instances outright bans, on mining and mining-related activities. These limitations and bans could potentially adversely impact the design, operations and production of the mining project at the La Colosa project. In June 2017, AGAC filed suit against the Colombian Ministry of the Environment in the Administrative Court of Cundinamarca to annul Resolution 1987 on technical and other grounds. The lawsuit was admitted in April 2019. The Ministry of the Environment, as defendant in this action, is expected to file its response to the annulment claim.

•Zonte Metals: A Canadian junior mining company, Zonte Metals, filed applications for title to certain corridors, or small slivers of land, overlaying sections of the Gramalote project. The Secretary of Mines of Antioquia, the department in which the Gramalote project is located, denied the applications filed by Zonte Metals. However, Zonte Metals then filed a claim against the Colombian National Mining Agency (ANM) and the Antioquia Secretary of Mines before the Council of State of Colombia, by which it seeks to (i) revoke the resolution that denied its application and (ii) obtain the rights over the corridors requested in its application. The Council of State subsequently enjoined the Antioquia Secretary of Mines and Gramalote Colombia Limited (Gramalote) from progressing a pending application to integrate the disputed corridors with Gramalote’s tenement. The Antioquia Secretary of Mines has filed its response to the Zonte Metals claim, which includes arguments aligned with the interests and position of Gramalote. In September 2017, the Council of State approved Gramalote’s request to be made an interested party to the lawsuit, but it rejected Gramalote’s request to join the Antioquia Secretary of Mines as a co-defendant in August 2019. In January 2019, the Council of State also re-affirmed that the Council of State is the competent judicial authority to hear the matter. The date for the first hearing is currently pending.

GHANA

•Pompora Treatment Plant Litigation: In April 2013, AngloGold Ashanti (Ghana) Limited (AGAG) received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions but AGAG intends to allow some time to pass prior to applying to have the matter dismissed for want of prosecution. In February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships resulting from the failure of their crops. This matter has been adjourned indefinitely.

•Mining and Building Contractors Limited: In October 2011, AGAG terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement in November 2012. In February 2014, AGAG was served with a demand issued by MBC claiming a total of $97 million. In December 2015, the proceedings were stayed in the Ghanaian High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel has been constituted and held an arbitration management meeting to address initial procedural matters in July 2019. In May 2020, the Ghana Arbitration Centre granted MBC’s request to stay the arbitral proceedings indefinitely to enable it and AGAG to explore possible settlement. On 12 April 2021, the parties executed a settlement agreement to resolve the matter at no cost to either of the parties.

•Ghana Mining Licenses Litigation: In January 2019, AGAG and AngloGold Ashanti (Iduapriem) Limited (AAIL), along with other Ghanaian mining companies, were served with writs by two members of the Ghanaian Parliament seeking to invoke the jurisdiction of the Ghanaian Supreme Court (highest court in Ghana) for a declaration that the mining companies were not entitled to carry out any exploitation of minerals otherwise allowed under their relevant mining leases unless the leases had been timely ratified by the Parliament of Ghana. In January 2019, the Ghanaian Attorney General filed its statement of case, agreeing with the position of the plaintiffs (that the mining leases required parliamentary ratification) and requesting that the Supreme Court order the mining companies to pay the Ghanaian government all revenue related to mining activities accrued during the time such mining leases were unratified. In April 2019, AGAG and AAIL, in coordination with the other mining companies, filed their statement of case. The Supreme Court has not yet set a date for the first hearing to commence the case.

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

TANZANIA

•Geita Gold Mining Limited (GGM): In January 2007, Jackson Manyelo and other plaintiffs filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of TZS9.6 billion (approximately $6 million). In April 2015, the High Court issued a judgement in favour of GGM. In 2016, plaintiffs appealed to the Court of Appeal, where the matter is pending.

•Geita Gold Mining Limited (GGM) and Samax Resources Limited (Samax) v. Government of Tanzania: In July 2017, GGM and Samax filed a notice of arbitration against the government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. The notice of arbitration was submitted in accordance with Article 12 of the Agreement for the Development of a Gold Mine at Geita, Mwanza between the government of Tanzania and each of GGM and Samax (the MDA), and under the 1976 Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL). The Arbitral Tribunal has been duly constituted. Since January 2019, at the request of the parties, the arbitral proceedings have been stayed several times in order to afford the parties the opportunity to achieve an amicable resolution of the dispute and as a result of the impact of the COVID-19 pandemic. On 7 May 2021, the parties agreed to stay the arbitration proceedings for a further period of 18 months (until 7 November 2022).

•Arbitration under the United Kingdom-Tanzania Bilateral Investment Treaty (UK-Tanzania BIT): Unrelated to the arbitration proceedings under the MDA described above, in September 2017, GGM and Samax, together with Cluff Oil Limited and Cluff Mineral Exploration Limited, notified the government of Tanzania in writing that the Tanzanian government’s conduct amounted to a breach of its commitments under the UK-Tanzania BIT. This notice triggered a ‘cooling-off’ period under the UK-Tanzania BIT, pursuant to which the parties had six months to achieve an amicable resolution to their dispute. Following the expiry of the ‘cooling off’ period in March 2018, GGM, Samax, Cluff Oil Limited and Cluff Mineral Exploration Limited are now entitled to submit their dispute with the government of Tanzania to ICSID arbitration in accordance with the terms of the UK-Tanzania BIT to the extent that they may deem this necessary.

BRAZIL

•Public Civil Action between Mineração Serra Grande S.A. (MSG) and the Goiás State Public Prosecutor's Office (Prosecutor): In August 2019, the Prosecutor filed a public civil action against MSG in the local court of Crixás (Court) arguing that the Serra Grande tailings dam should be deactivated and decommissioned due to its size and upstream construction method. The Prosecutor requested the Court to grant an injunction ordering MSG to, inter alia, completely deactivate the tailings dam by 15 September 2021 and decommission the tailings dam, including complete removal of tailings material, by 15 September 2022. Further, the Prosecutor requested that a daily penalty of approximately $245,000 be imposed for MSG’s failure to comply with such injunction. MSG submitted its defence in September 2019 and contends that it has not violated any Brazilian laws or regulations applicable to operations of the Serra Grande tailings dam. In February 2020, the Court granted an injunction in respect of a number of the requests made by the Prosecutor. In line with the legal requirements of ANM Resolution No. 13/19, the injunction ordered the deactivation of the Serra Grande tailings dam by 15 September 2021, but did not include requirements to decommission the tailings dam, or to conduct complete removal of tailings material, by 15 September 2022. MSG filed a motion for clarification in relation to certain items of the Court’s decision. In May 2020, the Court clarified that its injunction should be interpreted in line with the legal requirements of ANM Resolution No. 13/19. In June 2020, the Prosecutor presented further technical arguments in court, reiterating its request for an injunction ordering MSG to, inter alia, deactivate the tailings dam by September 2021 and to decommission the tailings dam, including complete removal of tailings material. Afterwards, MSG filed an interlocutory appeal against the preliminary injunction granted in February 2020 and a motion for further clarification. In August 2020, both MSG and the Prosecutor filed petitions informing the Court that the parties did not wish to produce oral evidence at a hearing. On 29 May 2021, the Court upheld the preliminary injunction ordering the deactivation of the Serra Grande tailings dam by 15 September 2021 and its decommissioning by 15 September 2025, both of which are consistent with the deadlines established by existing legal and regulatory requirements. On 28 June 2021, the Prosecutor appealed this decision. This appeal is currently pending before the Court of Appeals of Goiás.

•Public Civil Action between AngloGold Ashanti Córrego do Sítio Mineração SA (AGA Mineração) and the Minas Gerais State Public Prosecutor's Office (Prosecutor): In March 2020, the Prosecutor filed a public civil action against AGA Mineração in the local court of Sabará (Court) alleging a violation of Minas Gerais Law No. 23.291/19, which was adopted in February 2019. Article 12 of this law prohibits the grant of an environmental license for construction, installation, expansion or raising of a tailings dam if the “dam break” studies identify communities that are located in the self-rescue zone. In February 2020, the state of Minas Gerais approved AGA Mineração’s permit to operate the Cuiabá tailings dam following the determination by the Minas Gerais’ Attorney’s Office that Law No. 23.291/19 does not apply to tailings dams already in operation. In its lawsuit, the Prosecutor requested the Court to grant an injunction ordering the suspension of AGA Mineração’s operational permit for the Cuiabá tailings dam on the grounds that it was issued in violation of this law. During the months of March through May 2020, all parties presented their arguments in court. In June 2020, the Court rejected the Prosecutor’s request to grant an injunction. In July 2020, the Court’s decision not to grant an injunction was upheld on appeal by the Court of Appeals of Minas Gerais. Subsequently, the Court issued an order proposing a conciliation hearing between the parties, to which none of the parties objected. On 28 January 2022, the parties filed a joint petition requesting the cancellation of the conciliation hearing and the suspension of the legal proceedings in view of negotiations between the parties to explore a possible settlement.

DIVIDENDS

General

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti (the “board”), based on the company’s financial performance and compliance with applicable laws, including in respect of the solvency and liquidity test contemplated in the SA Companies Act. Dividends are recognised when declared by the Board. AngloGold Ashanti’s dividend policy allows the Board to declare a semi-annual dividend to be based on 20 percent of the free cash flow generated by the business for that financial year, before taking into account growth capital expenditure, subject to applicable laws required to be complied with before a dividend may be declared by the Board. The Board may exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

As a company incorporated in accordance with and bound by the company laws of the Republic of South Africa with its primary listing on the Johannesburg Stock Exchange, AngloGold Ashanti is required to declare dividends in South African rands. Therefore, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as Depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant Depositary to investors holding AngloGold Ashanti securities. Moreover, fluctuations in the exchange rates of the US dollar may affect the US dollar price of the ADSs on the NYSE. For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D: Exchange Controls”, “Item 10E: Taxation—South African Taxation — Taxation of dividends” and “Item 10E: Taxation—United States Taxation — Taxation of dividends”.

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

The dividends tax is generally imposed on the beneficial owner of the dividends. The dividends paid to South African shareholders may be exempt from dividend withholding tax in terms of certain domestic exemptions, or may be reduced to a lower rate under an applicable double tax treaty, if the required declarations and undertakings are provided by the beneficial owner of the dividend. In the case of dividends paid to a US holder with respect to shares, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (the “US/SA Double Taxation Treaty”) would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti. In all other cases, the maximum tax rate under the US/SA Double Taxation Treaty is 15 percent of the gross amount of the dividend. Different rules may apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a permanent establishment situated in South Africa, and the dividends are attributable to such permanent establishment.

8B.    SIGNIFICANT CHANGES

Refer to “Item 18: Financial Statements—Note 35—Subsequent Events”.

ITEM 9: THE OFFER AND LISTING

9A.    OFFER AND LISTING DETAILS

The principal trading markets for AngloGold Ashanti’s ordinary shares are the New York Stock Exchange (NYSE), in the form of ADSs, under the symbol “AU” and the JSE Limited, in the form of ordinary shares, under the symbol “ANG”. Each ADS represents one ordinary share.

9B.    PLAN OF DISTRIBUTION

Not applicable.

9C.    MARKETS

NATURE OF TRADING MARKET

The principal trading markets for AngloGold Ashanti’s ordinary shares are the NYSE, in the form of ADSs, under the symbol “AU” (each representing one ordinary share) and the JSE Limited, in the form of ordinary shares, under the symbol “ANG”.

AngloGold Ashanti’s ordinary shares are also listed on the Ghana Stock Exchange, as ordinary shares under the symbol “AGA” and in the form of Ghanaian Depositary Shares or GhDSs (each representing one one-hundredth of an ordinary share) under the symbol “AAD”, and the Australian Securities Exchange, in the form of CHESS Depositary Interests (each representing one-fifth of an ordinary share) under the symbol “AGG”.

9D.    SELLING SHAREHOLDERS

Not applicable.

9E.    DILUTION

Not applicable.

9F.    EXPENSES OF THE ISSUE

Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

10A.    SHARE CAPITAL

Not applicable.

10B.    MEMORANDUM OF INCORPORATION

At the last AGM held on 4 May 2021, AngloGold Ashanti did not need to seek approval from shareholders for any amendments to its Memorandum of Incorporation (MoI).

At the annual general meeting to be held on 16 May 2022, AngloGold Ashanti will seek approval from shareholders (by way of a special resolution) to amend the MoI as follows:

1.by the deletion of the phrase “Subject to 9.4.3, this” at the beginning of clause 1.3 and the replacement thereof with the word “This”;
2.by the deletion of clause 9 (Rights Attaching to Preference Shares) in its entirety; and
3.by the amendment of Schedule 1 (Authorised Shares) as follows:

3.1    by the deletion of paragraphs 2, 3 and 4 of Schedule 1 in their entirety; and
3.2    by the deletion of the table at the end of Schedule 1 in its entirety and the replacement thereof with the following new table:

Share capital	South African Rands
600,000,000 ordinary shares of R0.25 each	150,000,000

The reason for these amendments is to comply with the provisions of the SA Companies Act and the JSE Listings Requirements and, following the recent redemption of all of the A redeemable preference shares and B redeemable preference shares of the Company, to remove all references in the MoI to the A redeemable preference shares, the B redeemable preference shares and the C redeemable preference shares, as well as all of the provisions relating to all such redeemable preference shares, and thereby to remove all such redeemable preference shares from the authorised share capital of the Company. Prior to the above special resolution to amend the MoI being put to the shareholders for approval at the AGM to be held on 16 May 2022, AngloGold Ashanti will first seek approval from shareholders (by way of a separate special resolution) to cancel all such classes of redeemable preference shares.

Registration

AngloGold Ashanti is incorporated under the company laws of the Republic of South Africa and is registered with the Companies and Intellectual Property Commission under registration number 1944/017354/06. The SA Companies Act has abolished the requirement for specific “object and purpose” provisions to be included in a memorandum of incorporation and although the MoI is silent on the matter, the company continues to carry on as its main business, gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.
AngloGold Ashanti’s MoI is available for inspection as set out in “Item 10H: Documents on Display” and a summary of the pertinent provisions, including the rights of the holders of shares in AngloGold Ashanti, are set out below.

This summary does not contain all the information pertaining to the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the laws of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the MoI, the rights of holders of AngloGold Ashanti’s ordinary shares are governed by the JSE Listings Requirements, the SA Companies Act and the Companies Regulations, 2011, promulgated under the SA Companies Act (the “Regulations”), which include the Takeover Regulations. Further, the rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See “Item 10C: Material Contracts—The Deposit Agreement”.

The SA Companies Act provides that shares will no longer have a par or nominal value and hence no new shares having a nominal or par value may be authorised. However, any shares which have a nominal or par value authorised prior to 1 May 2011 (the effective date of the SA Companies Act) continue to have that nominal or par value and can be issued as such for so long as there are par value shares in the company’s authorised share capital. Should the company wish, it may also elect to convert its authorised par value shares to shares of no par value, subject to the relevant process and approvals contemplated in the SA Companies Act.

Directors

The management and control of any business of AngloGold Ashanti is vested in its board of directors (board). The authority of the board to manage and direct the business and affairs of the company is not limited, restricted or qualified by the MoI.

Appointment and Retirement of Directors

The shareholders of the company have the power to elect the directors, and shareholders are also entitled to elect one or more alternate directors, in accordance with the provisions of the MoI and the SA Companies Act.

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

Remuneration

In accordance with the SA Companies Act, the MoI provides that the directors are entitled to such remuneration for their services as directors as AngloGold Ashanti’s shareholders may approve by special resolution in a general meeting or annual general meeting within the previous two years of the date of payment of such remuneration. If a director is employed in any other capacity, or holds an executive office or performs services that, in the opinion of the board, are outside the scope of the ordinary duties of a director, he or she may be paid such additional remuneration as a disinterested quorum of directors may reasonably determine.

Interests of Directors and Restriction on Voting

Although the interests of directors are not dealt with in the MoI, the provisions of the SA Companies Act in this regard are unalterable and will automatically apply, together with the applicable common law rules. Under the SA Companies Act, the procedures to deal with the personal financial interests of directors also apply to prescribed officers (i.e., persons who exercise general executive control over and management of the whole, or a significant portion, of the business and activities of the company or regularly participate to a material degree in the exercise of general executive control over and management of the whole, or a significant portion, of the business and activities of the company, irrespective of the office held or function performed by such persons) and any person who is a member of a committee of the board of the company, whether or not that person is also a member of the company’s board. The SA Companies Act provides that a director or such other person with a personal financial interest must disclose this to the board and cannot vote on or, after having made the disclosures to the meeting as prescribed by the SA Companies Act, remain present during the meeting when the matter in which he has interest is being discussed but will be counted as present for the purposes of a quorum (but is not to be regarded as being present at the meeting for the purposes of determining whether a resolution has sufficient support to be adopted).

Share Rights, Preferences and Restrictions

Allotment and Issue of Ordinary Shares

Subject to the JSE Listings Requirements, the SA Companies Act and/or with approval of shareholders in a general meeting, unissued ordinary shares must be offered to existing ordinary shareholders, pro rata to their ordinary shareholdings, unless they are issued for the acquisition of assets. The shareholders in a general meeting may authorise the board to issue any unissued ordinary shares.

Dividends, Rights and Distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay distributions (as defined in the SA Companies Act, which includes dividends), subject to the company satisfying the solvency and liquidity test as set out in section 4 of the SA Companies Act and the board passing a resolution acknowledging that such test has been applied and has reasonably concluded that the company would satisfy such test immediately after completing the distribution. Dividends are payable to shareholders registered at a record date after the date of declaration of the dividend.

As a company incorporated and registered in the Republic of South Africa with its primary listing on the Johannesburg Stock Exchange, AngloGold Ashanti is required to declare dividends in South African rands. Dividends are paid in South African rands, Australian dollars, Ghanaian cedis and British pounds. Registered holders of AngloGold Ashanti ADSs are paid dividends in US dollars by The Bank of New York Mellon as Depositary, in accordance with the Deposit Agreement. See “Item 10C: Material Contracts—The Deposit Agreement”.

A holder of the B redeemable preference shares is entitled to the right to an annual dividend amounting to the lesser of 5 percent of the issue price of the B redeemable preference shares or an amount equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year. The annual dividend shall be a first charge on any profit available for distribution from the Moab Lease Area but shall not be payable from any other profits of the Company.

A holder of the C redeemable preference shares is entitled to the right to an annual dividend amounting to the lesser of 5 percent of the issue price of the C redeemable preference shares or an amount equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year. The annual dividend shall be a first charge on any profit available for distribution from the Moab Lease Area ranking after and following payment of any annual dividend payable to a holder of the B redeemable preference shares, but shall not be payable from any other profits of the Company.

A holder of the A redeemable preference shares is entitled to an annual dividend equivalent to the balance of the after-tax profits from income derived from mining the Moab Lease Area as determined by AngloGold Ashanti’s directors in each financial year, only once the annual dividend on the B redeemable preference shares and the C redeemable preference shares have been paid in full.

Although not stated in the MoI, but subject to the JSE Listings Requirements and the SA Companies Act, any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors may at the time of declaring the dividend determine and direct.

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

The A redeemable preference shares have similar voting rights to those of ordinary shares. The B and C redeemable preference shares have voting rights only in the event that a dividend on this class of share has not been paid and remains unpaid for six months or more, or in connection with resolutions directly affecting these redeemable preference shares or in limited circumstances affecting AngloGold Ashanti as a whole, such as disposal of substantially all of the company’s assets, winding up AngloGold Ashanti or reducing the company’s share capital.

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

The MoI specifies that the rights relating to any class of shares may be modified or abrogated with the sanction of a resolution passed as if it were a special resolution of the holders of shares in that class at a separate general meeting. The MoI also specifies that any holders of the A, B and C redeemable preference shares may provide written consents to the modification of their rights.

Increase and Reduction of Capital

The company is authorised to issue the shares specified in the MoI and all such shares are required to be issued as fully paid up in accordance with the applicable approval and/or other requirements of the SA Companies Act and the JSE Listings Requirements.

The directors are authorised, subject to any requirements of the JSE Listings Requirements, the SA Companies Act, the Regulations and the MoI, to increase or decrease the number of authorised shares of any class of shares, reclassify any shares that have been authorised but not issued, classify any unclassified shares that have been authorised but not issued, and determine the preferences, rights, limitations or other terms of any class of authorised shares or amend any preferences, rights, limitations or other terms as determined. However, such capital amendments require an amendment to be made to the MoI. The SA Companies Act and the JSE Listings Requirements currently do not allow the MoI to be amended to give effect to such capital amendments without the approval of ordinary shareholders by special resolution.

Rights Upon Liquidation

In the event of the winding up of AngloGold Ashanti:
•The A redeemable preference shares shall confer the right, on a winding-up of the company, in priority to any payment in respect of the ordinary shares in the capital of the company then issued, but after any payment in respect of the B redeemable preference shares and the C redeemable preference shares in the capital of the company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution;
•The B redeemable preference shares shall confer the right, on a winding-up of the company in priority to any payment in respect of the ordinary shares, the A redeemable preference shares and the C redeemable preference shares then in issue, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B redeemable preference shares outstanding at that time;
•The C redeemable preference shares shall confer the right, on a winding-up of the company, ranking after and following payment of the holders of the B redeemable preference shares, but in priority to any payment in respect of the ordinary shares and the A redeemable preference shares in the capital of the company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per C preference share of the capital paid-up on the issue of the C redeemable preference shares outstanding at that time;
•The A, B and C redeemable preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the company in any other manner arising; and
•The ordinary shares confer the right to participate equally in any surplus arising from the liquidation of all other assets of AngloGold Ashanti.

Redemption Provisions

The A redeemable preference shares may be redeemed for their nominal value, plus a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B redeemable preference shares and the C redeemable preference shares, and payment of the nominal value of the A redeemable preference shares, divided by 2,000,000.

The B redeemable preference shares may be redeemed for their nominal value, plus a premium of an amount equal to 175,096,390 divided by that number of B redeemable preference shares in issue, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B redeemable preference shares.

The C redeemable preference shares may be redeemed for their aggregate issue price of the said C redeemable preference shares, but shall be limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area and only after redemption in full of the B redeemable preference shares.

Shareholders’ Meetings

The directors may convene meetings of AngloGold Ashanti shareholders. Subject to the provisions of the SA Companies Act, the shareholders may requisition for the convening of a meeting.

Notice of each AngloGold Ashanti annual general meeting and general meeting of AngloGold Ashanti shareholders must be delivered at least 15 business days before that shareholders’ meeting is to begin. In accordance with the SA Companies Act, business days are calculated by excluding the first day, including the last day and excluding Saturdays, Sundays and any public holiday in the Republic of South Africa. In terms of the MoI, all shareholders are entitled to attend shareholders’ meetings at which they are entitled to vote.

In the case of a class meeting of the A, B or C redeemable preference shares, the sole holder of such shares shall constitute a quorum. Save as aforesaid, the quorum of a shareholders’ meeting is sufficient persons present, in person or by proxy, at the meeting to exercise, in aggregate, at least 25 percent of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting and a quorum must remain present for the continuation of that shareholders meeting, provided that at least three shareholders must be present and remain at the meeting. Such quorum requirement also applies for the consideration of any matter to be decided at the meeting. If the meeting is not quorate within 30 minutes after the appointed time for the meeting to begin (or such longer or shorter period as the chairperson may determine), it will be postponed, without motion, vote or further notice, for 1 week and the shareholders present, in person or by proxy, at the postponed meeting will constitute a quorum. For an ordinary resolution to be approved by shareholders, it must be supported by more than 50 percent of the voting rights exercised on the resolution. For a special resolution to be approved by shareholders, it must be supported by at least 75 percent of the voting rights exercised on the resolution.

Disclosure of Interest in Shares

Under South African law, a person must notify AngloGold Ashanti within three business days after that person (i) acquires a beneficial interest in sufficient securities of a class of securities issued by AngloGold Ashanti such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to five percent, ten percent, fifteen percent or any further whole multiple of five percent of the issued securities of that class or (ii) disposes of any beneficial interest in sufficient securities of a class of securities issued by AngloGold Ashanti such that, as a result of the disposition, the person no longer holds a beneficial interest in securities amounting to a particular multiple of five percent of issued securities of that class. When AngloGold Ashanti has received the notice referred to above it must file a copy with the Takeover Regulation Panel and report the information to holders of the relevant class of securities unless the notice concerned is a disposition of less than one percent of the class of securities.

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

Rights of Minority Shareholders

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the SA Companies Act, a shareholder or director may, under certain circumstances, seek relief from a court if he has been unfairly prejudiced by any act or omission of the company or a related person, by the conduct of the business of the company or a related person in a particular manner, the exercise of the powers of the directors of the company or a related person in a particular manner. There may also be personal and derivative actions available to a shareholder of a company.

Pursuant to the SA Companies Act, a shareholder may petition a South African court for relief from the actions or omissions or, business conduct of the company or the actions of the company’s directors or officers that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of the shareholder. In addition, a shareholder who voted against a resolution to amend the company’s MoI, or to approve a fundamental transaction, (and complied with other requirements set out in the SA Companies

Act) may exercise its appraisal right to demand that the company pay to it the fair value for all the shares of the company held by that shareholder.

Description of ADSs

The Bank of New York Mellon issues AngloGold Ashanti’s American Depositary Shares, or ADSs. Please see “Item 10C: Material Contracts—Description of AngloGold Ashanti ADSs”.

10C.    MATERIAL CONTRACTS

Multi-currency Revolving Credit Facility

General

On 23 October 2018, AngloGold Ashanti Holdings plc (AGAH) and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the $1.4 billion multi-currency RCF) with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consists of (i) a US dollar based facility (base currency) and (ii) an Australian dollar based facility capped at A$500 million which will be used to fund the working capital and development costs associated with the group’s mining operations within Australia (without eroding the group’s headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter). As of 23 March 2022, the equivalent of $34 million was drawn under the AUD portion of the $1.4billion multi-currency RCF.

Guarantees

The $1.4 billion multi-currency RCF is guaranteed by AGAH and AngloGold Ashanti Australia Limited. The guarantees constitute unconditional obligations of the guarantors and rank at least pari passu with all other future unsecured obligations of the guarantors, except for obligations mandatorily preferred by law.

Security

Save as set out under the heading “—Guarantees” above, the obligations under the $1.4 billion multi-currency RCF are unsecured.

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

The borrowers under the $1.4 billion multi-currency RCF are required to pay a commitment fee in the base currency equal to 35 percent of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrowers are also required to pay a utilisation fee of 0.10 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.20 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two-thirds of the total commitments then in effect) or 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than two-thirds of the total commitments then in effect).

Financial covenant

The $1.4 billion multi-currency RCF includes a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the revolving credit agreement) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the revolving credit agreement, for one six-month period subject to certain criteria. Refer to “Item 18: Financial Statements—Note 34—Capital Management” for the formulae used in the revolving credit agreement to test compliance with the covenants.

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

Events of default

The $1.4 billion multi-currency RCF contains events of default including failure to make payment of amounts due, breach of obligations under the loan documents, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business, failure of any of the borrowers to be a wholly owned subsidiary of AGAH and the occurrence of a material adverse change in the business and financial condition of the borrowers and guarantors under the revolving credit agreement, or AngloGold Ashanti and its subsidiaries as a whole, or in the ability of the borrowers and guarantors to perform their payment obligations under the loan documents. The occurrence of an event of default could result in the immediate and automatic cancellation of all commitments and the acceleration of all payment obligations under the revolving credit agreement and the other loan documents.

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

Notes

Each of the series of notes described below were issued under the indenture, dated as of 28 April 2010, among AngloGold Ashanti Holdings plc (AGAH), as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee (the Indenture). The below descriptions are only a summary of certain provisions of those series of notes and are qualified in their entirety by reference to the provisions of the Indenture and such relevant series of notes, a copy of each is attached hereto as Exhibits 19.2.1, 19.2.2, 19.2.3, 19.2.4 and 19.2.5 and is incorporated herein by reference.

2021 Notes

On 22 October 2021, AGAH issued $750 million 3.375 percent Notes due 2028 (the “2021 Notes”). The interest on the 2021 Notes is payable semi-annually on 1 May and 1 November of each year, commencing on 1 May 2022. AGAH may on any one or more occasions redeem all or part of the 2021 Notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2021 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2021 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 30 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2021 Notes. The 2021 Notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH has agreed to observe certain covenants with respect to the 2021 Notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2021 Notes by three rating agencies, holders of the 2021 Notes have the right to require the issuer to repurchase all or any part of their 2021 Notes in cash for a value equal to 101 percent of the aggregate principal amount of 2021 Notes repurchased, plus accrued and unpaid interest, if any, on the 2021 Notes repurchased to the date of repurchase.

The offering of the 2021 Notes was registered under the Securities Act. The 2021 Notes were listed on the New York Stock Exchange.

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

The offering of the 2020 Notes was registered under the Securities Act. The 2020 Notes were listed on the New York Stock Exchange.

2012 Notes

On 30 July 2012, AGAH issued $750 million 5.125 percent Notes due 2022 (the 2012 Notes). The interest on the 2012 Notes was payable semi-annually on 1 February and 1 August of each year, commencing on 1 February, 2013. AGAH was permitted on any one or more occasions to redeem all or part of the 2012 Notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2012 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2012 Notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH had agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2012 Notes. The 2012 Notes were unsecured and unsubordinated and were fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH had agreed to observe certain covenants with respect to the 2012 Notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2012 Notes below an investment grade rating by two rating agencies, holders of the 2012 Notes had the right to require the issuer to repurchase all or any part of their 2012 Notes in cash for a value equal to 101 percent of the aggregate principal amount of 2012 Notes repurchased, plus accrued and unpaid interest, if any, on the 2012 Notes repurchased to the date of purchase.

The offering of the 2012 Notes was registered under the Securities Act. The 2012 Notes were listed on the New York Stock Exchange.

The 2012 notes were redeemed in October and November 2021 and are no longer outstanding.

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

For further information, see Item 18: Financial Statements—Note 24—Borrowings”,“Item 5B: Liquidity and Capital Resources” and “Item 19: Exhibits to Form 20-F”.

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

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the Form of American Depositary Receipt, which AngloGold Ashanti has filed with the SEC as an exhibit to AngloGold Ashanti’s registration statements on Form F-6 (Registration Nos. 333-133049 and 333-159248) on 27 May 2008 and 14 May 2009, respectively. A copy thereof is also attached hereto as Exhibit 19.2.6 and is incorporated herein by reference. See “Item 10H: Documents on Display”. Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 240 Greenwich Street, New York, New York 10286.

Description of the ADSs

The Bank of New York Mellon, as Depositary, registers and delivers ADSs. Each ADS represents one ordinary share (or a right to receive one share) deposited with Standard Bank of South Africa Limited, FirstRand Bank Limited or HSBC Bank Australia Limited, each as a custodian for The Bank of New York Mellon, and all of which are referred to collectively as the “Custodian”. Each ADS also represents any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York Mellon’s Corporate Trust Office at which the ADSs are administered is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is also located at 240 Greenwich Street, New York, New York 10286.

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

The Bank of New York Mellon is not responsible if, based on available information, it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AngloGold Ashanti has no obligation to register ADSs, AngloGold Ashanti ordinary shares, rights or other securities under the Securities Act. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of ADSs, AngloGold Ashanti ordinary shares, or any other rights to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impracticable for AngloGold Ashanti to make them available to the holders of ADSs.

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
•the pre-release must be fully collateralised with cash, US government securities, or other collateral that The Bank of New York Mellon considers appropriate; and
•The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York Mellon deems appropriate. The Bank of New York Mellon will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York Mellon may disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by The Depository Trust Company, also referred to as DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorisation from the ADS registered holder to register that transfer.

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

Investments in South African companies

Acquisitions of shares or assets of South African companies by non-South African purchasers are generally subject to review and approval by the SARB, particularly where the consideration is payable in a form other than cash. In this regard, the SARB will give approval where it is persuaded, inter alia, that the consideration payable for the acquisition of the shares or assets is an arm’s-length consideration and that such acquisition offers benefits to South Africa. In addition, where shares in a South African company are acquired by a non-resident, the share certificates issued to the non-resident shareholder must be endorsed “non-resident” by the SARB (or an Authorised Dealer).

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

10E.    Taxation

South African taxation

General
The following summary summarises the South African tax consequences of the ownership and disposition of shares by South African residents or ADSs by a US holder (as defined below) and is not intended to constitute tax advice. This summary is based upon current South African tax law and South African Revenue Service (SARS) practice, the US/SA Double Taxation Treaty, and in part upon representations of the Depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of the South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual, with a fixed base situated therein, or who is otherwise not entitled to the full benefits under the US/SA Double Taxation Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by SARS, or in the US/SA Double Taxation Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

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

The dividends tax is generally imposed on the beneficial owner of the dividends. The dividends tax is subject to domestic exemptions or relief in terms of an applicable double taxation treaty. The application of such domestic exemptions or relief in terms of an applicable double taxation treaty is subject to the making of certain declarations and undertakings by the beneficial owner of the dividends to the regulated intermediary making payment of the dividend. In terms of the latest amendments to the tax provisions, the declaration and undertaking entitling the beneficial owner to a reduced dividend withholding tax rate must be renewed every five years, subject to certain exemptions.

The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the US/SA Double Taxation Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least 10 percent of the voting stock of the Company, provided that the applicable declaration and undertaking are given by the beneficial owner that the reduced rate applies. In all other cases, the maximum tax rate under the US/SA Double Taxation Treaty is 15 percent of the gross amount of the dividend. Different rules may apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa services from a permanent establishment situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, certain South African compliance requirements must be met in order to obtain the double tax treaty relief, amongst others the completion of a declaration and undertaking by the beneficial owners in favour of the Company and/or the relevant regulated intermediary. In terms of the latest tax provisions the declaration and undertaking need to be renewed at least every five years unless the regulated intermediary is subject to the provisions of inter alia the US Foreign Account Tax Compliance legislation.

A dividend is currently defined as any amount transferred or applied by a company that is a resident (including the Company) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. The definition of a dividend specifically excludes any amount transferred or applied by the company that results in a reduction of so-called contributed tax capital (CTC) of the relevant class of shares, or constitutes shares in the company or constitutes an acquisition by the company of its own securities by way of a general repurchase of securities in terms of the JSE Listings Requirements. A distinction is thus made between a general repurchase of securities and a specific repurchase of securities. If the company embarks upon a general repurchase of securities, the proceeds of such repurchase would not constitute a dividend whereas, in the case of a specific repurchase of securities where the purchase price is not funded out of CTC of that class of shares, the proceeds would likely constitute a dividend.

The concept of CTC effectively means the sum of the stated capital or share capital and share premium of a company that existed on 1 January 2011, excluding any transfers from reserves to the share premium account or stated capital account, plus proceeds from the issue of any new shares by a company, less the amount of CTC that has been returned to shareholders. Any application of CTC is limited to the holders of a class of shares. In addition, a distribution of CTC attributable to a specific class must be made proportionately to the number of shares held by a shareholder in a specific class. The definition of CTC is subject to various provisos.

For dividends tax purposes a dividend is defined as any dividend as indicated above that is paid by a company that is a resident or paid by a foreign company if the share in respect of which that foreign dividend is paid is a listed share and to the extent that the foreign dividend does not constitute a distribution of an asset in kind.

Dividends are generally exempt from the payment of income tax, subject to various exclusions.

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

Gains realised on the sale of ordinary shares are deemed to be of a capital nature and subject to capital gains tax provided the ordinary shares have been held for a continuous period of at least three years. This deeming provision is applicable to “equity shares” as defined in section 1 of the South African Income Tax Act, No. 58 of 1962 (the “SA Income Tax Act”), and may not extend to preference shares or ADSs where the preference shares or ADSs do not constitute “equity shares” as so defined.

The meaning of the word “resident” is different for individuals and corporations and is governed by the Act and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in South Africa or constitute an interest in immovable property as indicated above. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. Any asset held as a long-term investment will be considered a capital asset and subject to capital gains tax on the disposal of such an asset. Any asset acquired for purposes of resale as part of a profit-making scheme will not be considered a capital asset and will be subject to income tax on the disposal of such an asset. However, even in the latter case, a US resident holder will not be subject to income tax, unless the US resident holder carries on business in South Africa through a permanent establishment situated therein.

Securities transfer tax (STT)

No securities transfer tax, or STT, is payable in South Africa with respect to the issue of a security, but STT is payable upon transfer, redemption or cancellation thereof.

STT on transfers of securities is charged at a rate of 0.25 percent on the ‘taxable amount’ in respect of the ‘transfer’ of every security issued by a company incorporated in South Africa, or a company incorporated outside South Africa, but listed on an exchange in South Africa, subject to certain exemptions.

The word ‘transfer’ is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security which results in a change in beneficial ownership. The cancellation or redemption of a security is also regarded as a ‘transfer’ unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership is not regarded as a ‘transfer’ for STT purposes. A security is also defined as a depositary receipt in a company. Accordingly, STT is payable on the transfer of a depositary receipt issued by a company, including specifically the ADSs issued by the Company. Generally, the central securities Depositary that has been accepted as a participant in terms of the Financial Markets Act, is liable for the payment of the STT, on the basis that it is recoverable from the person to whom it is transferred.

STT is levied on the ‘taxable amount’ of a security. The taxable amount of a listed security is the greater of the consideration for the security declared by the transferee or the closing price of that security as traded on the stock exchange concerned. The person to whom the listed security is transferred is liable for payment of the STT, and such tax must be paid through the member or the participant holding the security in custody, or where the listed security is not held in custody, the company that issued the listed security. The tax so payable may be recovered from the person to whom the security is transferred. The tax must be paid by the fourteenth day of the month following the month during which the transfer occurred.

Withholding tax on interest

Generally, a 15 percent withholding tax may apply to the payments of interest. Under the US/SA Double Taxation Treaty, interest derived and beneficially owned by a resident of the United States will be taxable only in the United States (and therefore not subject to interest withholding tax in South Africa), subject to certain exclusions.

Value-Added Tax

The issue or transfer of shares is not a taxable supply for value-added tax (“VAT”) purposes. However, fees charged by independent service providers would be subject to VAT at the standard rate of 15%.

United States Taxation

General
The following is a general summary of certain material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. With respect to the following, references to shares includes references to ADSs unless the context indicates otherwise. This summary does not address any aspect of US federal gift or estate tax, or the state, local or non-US tax consequences to a US holder of shares. This summary is based on US tax laws including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the US/SA Double Taxation Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

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

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the US/SA Double Taxation Treaty.

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

As noted above in “Taxation—South African taxation—Taxation of dividends”, the South African government has enacted a dividend withholding tax. As a result, US holders who are eligible for benefits under the current US/SA Double Taxation Treaty will be subject to a maximum withholding tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

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

Subject to certain limitations, South African withholding taxes will be treated as foreign taxes eligible for credit against a US holder’s US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute “passive category” income, or in the case of certain US holders, “general category” income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemises deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to all the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

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

▪Taxation of dispositions
If a US holder is a resident of the United States for purposes of the US/SA Double Taxation Treaty, such holder will not be subject to South African tax on any capital gain if it sells or disposes of its shares. Special rules apply to individuals who are residents of more than one country.

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

A US holder’s tax basis in a share will generally be its US dollar cost. The US dollar cost of a share purchased with foreign currency will generally be the US dollar value of the purchase price on the settlement date for the purchase (in the case of shares traded on an established securities market that are purchased by a cash basis US holder or an electing accrual basis US holder), or the date of purchase in all other cases. The amount realised on a sale or other disposition of shares for an amount in foreign currency will be the US dollar value of this amount on the settlement date for the sale or disposition (in the case of shares traded on an established securities market that are sold by a cash basis US holder or an electing accrual basis US holder), or the date of sale or disposition in all other cases. In addition, in such other cases, the US holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. If an accrual basis US holder makes either of the elections described above, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Services (IRS).

Foreign currency received on the sale or other disposition of a share will have a tax basis equal to its US dollar value on the settlement date. Any gain or loss recognised on a sale or other disposition of foreign currency (including its use to purchase shares or upon exchange for US dollars) will be US source ordinary income or loss.

▪Passive foreign investment company considerations
A foreign corporation will be classified a passive foreign investment company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended 31 December 2021 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterised as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares.

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

10F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

10G.    STATEMENT BY EXPERTS

Not applicable.

10H.    Documents on Display

AngloGold Ashanti files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may access this information at the SEC’s home page (http://www.sec.gov). Copies of the documents referred to herein may be inspected at AngloGold Ashanti’s offices by contacting AngloGold Ashanti at 112 Oxford Road, Houghton Estate, Johannesburg, 2198 (Private Bag X 20, Rosebank, 2196) South Africa, Attention: Company Secretary, telephone number: +27 11 637 6000.

No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this annual report on Form 20-F. References herein to the company’s website shall not be deemed to cause such incorporation.

10I.    SUBSIDIARY INFORMATION

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

TREASURY POLICY

Risk management activities within the group are the ultimate responsibility of the board. The Chief Financial Officer is responsible to the board for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and exposure to the group’s counterparties.

Under the financial and risk management policy, hedges may be put in place once approved by the Board, using approved instruments over the group’s planned gold production and resultant gold sales and currency exposures. The financial and risk management policy sets trading limits for the various levels of treasury management from dealer, through treasurer, executive management team and board members.

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

Under the financial and risk management policy, treasury reports are produced at the following minimum intervals for review by management and the board of directors:

•	Daily	Treasury Manager
•	Weekly	Treasurer
•	Monthly	Treasurer
•	Quarterly	Audit and Risk Committee and Board of Directors

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

As at 31 December 2021, the group had no commitments against future production potentially settled in cash.

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

As at 31 December 2021 and 2020, the group had no open forward exchange or currency option contracts in its currency hedge position.

IFRS guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:
•Contracts that meet the criteria for hedge accounting are designated as hedging instruments, hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges. Cash flow hedge losses pertaining to capital expenditure of $1 million as at 31 December 2021 (2020: $1 million) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense over the life of the Serra Grande mine.
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

Cash and loans advanced maturity profile

		2021				2020
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year		$1	—	301	0.10	—		572	0.15
	ZAR	1,337	3.54	—	—	2,611	3.30	29	2.00
	AUD	—		72	—	—		50	—
	BRL	—		106	4.27	—		32	1.90
	ARS	13,256	34.00	—		6,679	34.00	4,820	30.00
	CAD	—		353	0.19

Borrowings maturity profile

	Within one year		Between One and two years		Between Two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$51	7.4	—	—	63	7.0	1,717	4.1	1,831
AUD	—	—	43	1.5	—	—	—	—	43
BRL	1	5.7	—	—	—	—	—	—	1
TZS	516	12.5	—	—	107,163	12.5	—	—	107,679

The table above is based on the borrowings as at 31 December 2021 including borrowing cost and accrued interest but excludes any fair value adjustments.

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Total Borrowings amount (million)
$	51	7.4	63	7.0	1,717	4.1	1,831
AUD	—	—	43	1.5	—	—	43
BRL	1	5.7	—	—	—	—	1
TZS	516	12.5	107,163	12.5	—	—	107,679

The table above is based on the borrowings as at 31 December 2021 including borrowing cost and accrued interest but excludes any fair value adjustments.

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

The combined maximum credit risk exposure at balance sheet date amounts to $1,300 million in 2021 for financial assets (2020: $1,500 million) and nil million for financial guarantees (2020: nil). Credit risk exposure netted by open derivative positions with counterparts was nil (2020: nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group’s financial instruments, as measured at 31 December, are as follows (assets (liabilities)):

	2021		2020
	Carrying Amount	Fair value	Carrying Amount	Fair value
(millions)	$	$	$	$
Cash and cash equivalents	1,154	1,154	1,330	1,330
Restricted cash	58	58	73	73
Deferred compensation asset	25	25	28	28
Short-term borrowings	(51)	(51)	(142)	(142)
Long-term borrowings	(1,858)	(1,960)	(1,789)	(1,989)
Listed investments - FVTOCI	116	116	186	186
Listed and unlisted investments	1	1	2	2

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

Other investments

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

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2021	2020
(millions)	$	$
Other commodity contracts(1)	—	(19)

(1)    Excluding the commodity contracts transferred to held for sale liabilities in 2020.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2021 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2021
	Change in exchange rate	Change in borrowings Total
		$M
Debt
TZS denominated (TZS/$)	Spot (+TZS250)	(5)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(2)

	2021
	Change in exchange rate	Change in borrowings Total
		$M
Debt
TZS denominated (TZS/$)	Spot (-TZS250)	6
AUD denominated (AUD/$)	Spot (-AUD0.1)	2

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

For further information, refer to “Item 10C: Material Contracts—The Deposit Agreement”.

12D.4.    DEPOSITARY PAYMENTS FOR 2021

For the year ended 31 December 2021, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $1,083,405 (2020: $1,057,722) mainly for investor relations related expenses.

PART II
ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)    Disclosure Controls and Procedures: As of 31 December 2021, (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

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

There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended 31 December 2021 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

See also “Item 3D: Risk Factors—AngloGold Ashanti’s inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of its financial statements.”

(d)    Attestation Report of the Registered Public Accounting Firm: The Company’s independent registered accounting firm, Ernst & Young Inc., has issued an attestation report on the effectiveness of the company’s internal control over financial reporting. This report appears below.

/s/ KC Ramon
Kandimathie Christine Ramon
Chief Financial Officer

/s/ A Calderon
Alberto Calderon
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AngloGold Ashanti Limited

Opinion on Internal Control over Financial Reporting

We have audited AngloGold Ashanti Limited’s (the “Company”) internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of 31 December 2021, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2021, and the related notes and our report dated 29 March 2022 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

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
29 March 2022

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the Audit and Risk Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of King IV, which became effective 1 November 2016, and the requirements of the SA Companies Act, which became effective on 1 May 2011. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that Mr. Alan Ferguson is the Audit and Risk Committee’s financial expert. Individually, the remaining members of the Audit and Risk Committee have considerable knowledge and experience in associated areas such as audit, risk and corporate governance to help oversee and guide the board and the company.

ITEM 16B:    CODE OF ETHICS AND WHISTLE-BLOWING POLICIES

In order to comply with the company’s obligation in terms of the Sarbanes-Oxley Act and King IV, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of business principles and ethics for employees and directors, a code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers, and a whistle-blowing policy that encourages employees to report anonymously if they wish and without fear of retaliation acts of an unethical or illegal nature that affect the company’s interests. The code of business principles and ethics expresses the company’s commitment to the conduct of its business in line with ethical standards and is designed to enable employees and directors to perform their roles and duties with integrity and responsibility.

The whistle-blowing policy provides channels for employees to report acts and practices that are in conflict with the company’s code of business principles and ethics or are unlawful, including financial malpractice or dangers to the public or the environment. Reports may be made to management or through several mediums including the intranet, internet, telephone, short messaging system (sms), fax and post. All reports not made to management are administered by a third party, Tip-Offs Anonymous, to ensure independence of the process. Reported cases are relayed to management through group compliance. A report is provided by group compliance to the Serious Concerns Committee, a management committee, on a quarterly basis as well as the Social, Ethics and Sustainability Committee and the Audit and Risk Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The whistle-blowing policy encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or other management including legal, compliance, human resources or internal audit.

The code of business principles and ethics for employees and directors and the code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers are available on the company’s website at https://www.anglogoldashanti.com/company/governance/.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent principal accountants for each of the financial years in the three-year period ended 31 December 2021, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2021 and 2020.

	2021	2020
(in millions)	$	$
Audit fees(1)	5.87	6.02
Audit-related fees(2)	2.10	1.80
Tax fees(3)	0.03	0.32
All other fees(4)	0.01	0.01
Total	8.01	8.15
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

The Audit and Risk Committee has delegated the approval authority to the chairman of the committee, Mr. Alan Ferguson or his designated official. The approval may take the form of a written or oral instruction, and in the case of an oral instruction this would be ratified at the next Audit and Risk Committee meeting. On a half yearly basis a summary of all approvals and work to date is tabled at the Audit and Risk Committee meeting.

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2021 were reviewed and approved according to the procedures above. None of the services provided during 2021 were approved under the de minimis exception allowed under the Exchange Act.

ITEM 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2021.

ITEM 16F:    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On 19 November 2021, PwC was appointed by the AngloGold Ashanti Limited’s Board of Directors as the Company’s independent principal accountants for the financial year ending 31 December 2023 (subject to shareholder approval), after a formal tender process to appoint a new independent registered public accounting firm. Ernst & Young Inc. (EY) will resign as independent principal accountants of the group on conclusion of its responsibilities relating to the 31 December 2022 financial year audit, which is expected to conclude during April 2023.

The reports of EY on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company’s financial statements for each of the two fiscal years ended 31 December 2021, there were (i) no disagreements with EY, as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their report and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

AngloGold Ashanti has provided EY with a copy of the foregoing disclosure and has requested EY to provide it with a letter addressed to the SEC stating whether or not EY agrees with the above statements. A copy of such letter, dated 29 March 2022, in which EY state they agree with such disclosure, is filed as an exhibit to this annual report on Form 20-F, see “Item 19: Exhibits

—Exhibit 19.15.21 "Letter from Ernst & Young Inc. to the Securities and Exchange Commission regarding a change in registrant's certifying accountant”.

ITEM 16G:    CORPORATE GOVERNANCE

AngloGold Ashanti’s corporate governance practices are regulated by the JSE Listings Requirements. The following is a summary of the significant ways in which South Africa’s corporate governance standards which are followed by AngloGold Ashanti differ from those followed by US domestic companies under the NYSE Listing Standards. At this time, as described further below, AngloGold Ashanti complies with all of the NYSE Listing Standards as well as the JSE Listings Requirements.

The NYSE Listing Standards require that non-management directors of US-listed companies meet at regularly scheduled executive sessions without management. The JSE Listings Requirements do not require such meetings of listed company non-executive directors. However, management is invited to attend the executive section of board meetings.

The NYSE Listing Standards require US-listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listings Requirements do not require such a committee but AngloGold Ashanti currently has a Nominations and Governance Committee composed of six non-executive directors, all of whom are independent under the JSE Listings Requirements and NYSE Listing Standards. The Nominations and Governance Committee is chaired by the Chairman of the AngloGold Ashanti Board.

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

The NYSE Listings Standards require US-listed companies to have an audit committee composed entirely of independent directors. The SA Companies Act requires that the members of the Audit Committee be approved by shareholders on an annual basis at a company’s annual general meeting. Both the SA Companies Act and the JSE Listings Requirements require that the audit committee be composed entirely of independent directors. AngloGold Ashanti has appointed an Audit and Risk Committee, currently comprising five non-executive directors, all of whom are independent, as defined under the SA Companies Act, the JSE Listings Requirements and the NYSE Listing Standards.

The SA Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee, and AngloGold Ashanti has appointed a Social, Ethics and Sustainability Committee, comprising independent non-executive directors.

ITEM 16H:    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I:        DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT
INSPECTIONS

Not applicable.

PART III
ITEM 17:    FINANCIAL STATEMENTS

Not applicable.

ITEM 18:    FINANCIAL STATEMENTS

The consolidated financial statements for the year ended 31 December 2021 were authorised for issue by the Board of Directors on 29 March 2022 and were signed on its behalf by Kandimathie Christine Ramon, Chief Financial Officer, Maria DC Ramos, Chairperson of the Board of Directors, and Alan Ferguson, Chairperson of the Audit and Risk Committee.

The report of independent registered public accounting firm Ernst & Young Inc. Johannesburg, Republic of South Africa (PCAOB ID # 1698) is included in Item 18.

Report of independent registered public accounting firm

To the shareholders and the board of directors of AngloGold Ashanti Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (“the Company”) as of 31 December 2021, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards (“IFRS”) as Issued by the International Accounting Standards Board.

We did not audit the financial statements of Kibali (Jersey) Limited (“Kibali”), a corporation in which the Company has a 50% interest. In the consolidated financial statements, the Company’s investment in Kibali was stated at $1,604 million, $1,604 million and $1,506 million as of 31 December 2021, 2020 and 2019, respectively, and the Company’s equity in the net income of Kibali was stated at $231 million in 2021, $238 million in 2020 and, $143 million in 2019. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 29 March 2022 expressed an unqualified opinion thereon.
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
As disclosed in Note 1.2 and Note 20 to the consolidated financial statements, at 31 December 2021, the Company’s Geita mine has recorded $187 million of VAT receivables due from the Tanzanian Revenue Authority (TRA).

An amendment, effective 20 July 2017, to Tanzania’s mining legislation included an amendment to the VAT Act 2015 to the effect that no input tax credit can be claimed for expenses incurred in the production of raw minerals which are to be exported, resulting in Geita’s VAT input claims being disqualified since then by the TRA. In 2019, an amendment issued by the Tanzanian Ministry of Minerals, effective 22 February 2019, provided clarity on the definition of raw minerals. The Finance Amendment act became effective from 1 July 2020 which deleted the disqualification of Input VAT claims. The change is not retrospective and therefore VAT input claims and offsets from July 2017 to June 2020 remain disallowed. Further correspondence was received from the TRA in early 2021 in which the TRA state that they continue to disallow the claims between July 2017 to June 2020

Significant auditor judgment, including the involvement of our tax specialists, was required in assessing whether the TRA will apply the definition of raw minerals to the historical claims and how the TRA will apply the legal rulings and related recovery mechanisms in relation to VAT offsetting against taxable income.

Auditing the expected timing of recovery of the VAT receivables and the probability weighted discounting scenarios thereof, also required significant auditor judgement. This is because the timing and likelihood of VAT offsetting needs to consider factors such as the ongoing correspondence and meetings with the Tanzanian authorities and the experience to date of offsetting VAT against income taxes. In addition, the ability to offset VAT depends on forecasts of Geita’s available taxable income, which includes judgments around Geita’s business plan.

How We Addressed the Matter in Our Audit	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s assessment of tax law and the process to estimate the recoverability of the VAT receivable.

We read correspondence between management and the Tanzanian authorities, including correspondence related to the tax returns and assessments received during the period to evaluate management assumptions primarily related to definition of raw minerals and the expected timing of the VAT recoverability.

Our audit procedures included, among others, reading external legal counsel opinions obtained by management to support their interpretation of the tax legislation for offsets of the manner undertaken or proposed by the Company and to support management’s view that gold ore bars are not a raw mineral as defined. We also discussed external legal counsel’s interpretation of tax legislation with external legal counsel directly.

We held meetings with the management team responsible for the resolution of the VAT matter to understand the processes that management are following, progress made to date, and the content of discussions to resolve the VAT matter with the Tanzanian authorities.

We involved our tax professionals to assist us to evaluate the recoverability of the VAT receivable based on the above correspondence and their interpretation of legislation, including historical payments and offsets received to date for claims in the period July 2017 to June 2020.

We tested the judgements around the timing of VAT offsetting, by comparing the Company’s business plan to historical performance. We also evaluated the reasonableness of the annual percentage of VAT to corporate tax offset and the probability weighted discounting scenarios by considering recent developments with the relevant authorities and the interpretations by management and their external legal counsel of the relevant tax legislations, as well as the experience to date of offsetting VAT against income taxes.

We evaluated the reasonableness of management’s assumptions by performing a sensitivity analysis using alternative probability weighted discounting scenarios.

Description of the Matter	Environmental rehabilitation obligations

At 31 December 2021 the provision for decommissioning and the provision for restoration in aggregate amounted to $673 million in the consolidated financial statements.

The Company incurs obligations to close, restore and rehabilitate its mine sites. Auditing the Company’s rehabilitation and decommissioning provision was complex due to the significance, as well as the high estimation uncertainty, of the provision. The determination of the provision is based on, among other things, judgements and estimates of current damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. These assumptions are inherently judgemental and subject to change due to continued mining activity and rehabilitation, legislation and environmental changes, which cannot be predicted with certainty and thus requires specific focus each year and the involvement of specialists on our team.

The consolidated disclosures are included in Note 1.2 and Note 25 to the consolidated financial statements.

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

With the support of our environmental specialists, we inquired of operational management whether additional environmental damage occurred since the prior year that would require additional rehabilitation in the future and compared this information to the current mine plan. We inspected reports of the Company’s mine closure plans and assessments of the timing and determination of costs to be incurred prepared by management.

We, together with our environmental specialists, evaluated the reports prepared by management in the calculation of the provision.

/s/ Ernst & Young Inc.

We have served as the Company’s auditor since 1944
Johannesburg, Republic of South Africa
29 March 2022

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED
Group – income statement
FOR THE YEARS ENDED December 31, 2021, 2020 and 2019

		2021	2020	2019
Figures in millions	Notes
		US Dollars
Continuing operations
Revenue from product sales	3	4,029	4,427	3,525
Cost of sales	4	(2,857)	(2,699)	(2,626)
(Loss) gain on non-hedge derivatives and other commodity contracts		—	(19)	5
Gross profit	2	1,172	1,709	904
Corporate administration, marketing and related expenses		(73)	(68)	(82)
Exploration and evaluation costs		(164)	(124)	(112)
Impairment, derecognition of assets and profit (loss) on disposal		11	(1)	(6)
Other (expenses) income	5	(136)	(57)	(83)
Operating profit		810	1,459	621
Interest income		58	27	14
Dividend received		—	2	—
Foreign exchange and fair value adjustments		(43)	—	(12)
Finance costs and unwinding of obligations	6	(116)	(177)	(172)
Share of associates and joint ventures’ profit	7	249	278	168
Profit before taxation		958	1,589	619
Taxation	10	(312)	(625)	(250)
Profit after taxation from continuing operations		646	964	369
Discontinued operations
Profit (loss) from discontinued operations		—	7	(376)
Profit (loss) for the year		646	971	(7)

Allocated as follows:
Equity shareholders
- Continuing operations		622	946	364
- Discontinued operations		—	7	(376)
Non-controlling interests
- Continuing operations		24	18	5
		646	971	(7)

Basic earnings (loss) per ordinary share (cents)	11	148	227	(3)
Earnings per ordinary share from continuing operations		148	225	87
Earnings (loss) per ordinary share from discontinued operations		—	2	(90)

Diluted earnings (loss) per ordinary share (cents)	11	148	227	(3)
Earnings per ordinary share from continuing operations		148	225	87
Earnings (loss) per ordinary share from discontinued operations		—	2	(90)

ANGLOGOLD ASHANTI LIMITED
Group – statement of comprehensive income
FOR THE YEARS ENDED December 31, 2021, 2020 and 2019

Figures in millions	2021	2020	2019

	US Dollars
Profit (loss) for the year	646	971	(7)

Items that will be reclassified subsequently to profit or loss:	(22)	38	—
Exchange differences on translation of foreign operations	(22)	38	—

Items that will not be reclassified subsequently to profit or loss:	(83)	86	14
Exchange differences on translation of non-foreign operations	(3)	(16)	4
Net (loss) gain on equity investments	(73)	98	6
Actuarial (loss) gain recognised	(1)	10	2
Deferred taxation thereon	(6)	(6)	2

Other comprehensive (loss) income for the year, net of tax	(105)	124	14

Total comprehensive income for the year, net of tax	541	1,095	7

Allocated as follows:
Equity shareholders
- Continuing operations	517	1,121	378
- Discontinued operations	—	(44)	(376)
Non-controlling interests
- Continuing operations	24	18	5
	541	1,095	7

ANGLOGOLD ASHANTI LIMITED
Group – statement of financial position
AS AT December 31, 2021, 2020 and 2019

Figures in millions	Notes	2021	2020	2019
		US Dollars
ASSETS
Non-current assets
Tangible assets	13	3,460	2,884	2,592
Right of use assets	14	175	142	158
Intangible assets	15	122	131	123
Investments in associates and joint ventures	17	1,647	1,651	1,581
Other investments	18	117	188	76
Inventories	19	27	69	93
Trade, other receivables and other assets	20	237	235	122
Deferred taxation	27	7	7	105
Cash restricted for use	21	32	31	31
		5,824	5,338	4,881
Current assets
Other investments	18	—	—	10
Inventories	19	703	733	632
Trade, other receivables and other assets	20	260	229	250
Cash restricted for use	21	26	42	33
Cash and cash equivalents	22	1,154	1,330	456
		2,143	2,334	1,381
Assets held for sale		—	—	601
		2,143	2,334	1,982

Total assets		7,967	7,672	6,863
EQUITY AND LIABILITIES
Share capital and premium	23	7,223	7,214	7,199
Accumulated losses and other reserves		(3,214)	(3,519)	(4,559)
Shareholders’ equity		4,009	3,695	2,640
Non-controlling interests		52	45	36
Total equity		4,061	3,740	2,676

Non-current liabilities
Borrowings	24	1,858	1,789	1,299
Lease liabilities	14	124	116	126
Environmental rehabilitation and other provisions	25	729	731	697
Provision for pension and post-retirement benefits	26	77	83	100
Trade, other payables and provisions	28	7	8	15
Deferred taxation	27	313	246	241
		3,108	2,973	2,478
Current liabilities
Borrowings	24	51	142	734
Lease liabilities	14	61	37	45
Trade, other payables and provisions	28	647	627	586
Taxation	29	39	153	72
		798	959	1,437
Liabilities held for sale		—	—	272
		798	959	1,709

Total liabilities		3,906	3,932	4,187

Total equity and liabilities		7,967	7,672	6,863

ANGLOGOLD ASHANTI LIMITED
Group – statement of cash flows
FOR THE YEARS ENDED December 31, 2021, 2020 and 2019

Figures in millions	Notes	2021	2020	2019

		US Dollars
Cash flows from operating activities
Receipts from customers		4,054	4,411	3,535
Payments to suppliers and employees		(2,701)	(2,583)	(2,433)
Cash generated from operations	30	1,353	1,828	1,102
Dividends received from joint ventures		231	148	77
Taxation refund	29	20	—	7
Taxation paid	29	(336)	(431)	(228)
Net cash inflow (outflow) from operating activities from continuing operations		1,268	1,545	958
Net cash inflow (outflow) from operating activities from discontinued operations		—	109	89
Net cash inflow (outflow) from operating activities		1,268	1,654	1,047

Cash flows from investing activities
Capital expenditure
- project capital		(392)	(331)	(336)
- stay-in-business capital		(635)	(370)	(367)
Interest capitalised and paid		(14)	(17)	(6)
Acquisition of intangible assets		(1)	(1)	—
Dividends from other investments		22	9	—
Proceeds from disposal of tangible assets		25	3	3
Other investments and assets acquired		(4)	(8)	(9)
Proceeds from disposal of other investments		—	9	3
Investments in associates and joint ventures		—	—	(5)
Proceeds from disposal of joint ventures		2	26	—
Loans advanced		(15)	—	—
Loans advanced to associates and joint ventures		—	—	(3)
Loans repaid by associates and joint ventures		—	12	23
Recognition of joint operation - cash		—	2	—
Proceeds from disposal of discontinued assets and subsidiaries		—	200	—
Decrease (increase) in cash restricted for use		14	(9)	—
Interest received		58	27	14
Net cash inflow (outflow) from investing activities from continuing operations		(940)	(448)	(683)
Net cash outflow from investing activities from discontinued operations		—	(31)	(54)
Cash in subsidiaries sold and transferred to held for sale		—	3	(6)
Net cash inflow (outflow) from investing activities		(940)	(476)	(743)

Cash flows from financing activities
Proceeds from borrowings		822	2,226	168
Repayment of borrowings		(820)	(2,310)	(123)
Repayment of lease liabilities		(63)	(47)	(42)
Finance costs - borrowings	24	(111)	(110)	(128)
Finance costs - leases		(9)	(8)	(9)
Other borrowing costs		(35)	(33)	—
Dividends paid		(240)	(47)	(43)
Net cash outflow from financing activities from continuing operations		(456)	(329)	(177)

Net (decrease) increase in cash and cash equivalents		(128)	849	127
Translation		(48)	25	—
Cash and cash equivalents at beginning of year		1,330	456	329
Cash and cash equivalents at end of year	22	1,154	1,330	456

ANGLOGOLD ASHANTI LIMITED
Group – statement of changes in equity
FOR THE YEARS ENDED December 31, 2021, 2020 and 2019

	Equity holders of the parent
Figures in millions	Share capital and premium	Other capital reserves(1)	Retained earnings (Accumulated losses)(2)	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve (3)	Total	Non- controlling interests	Total equity
US Dollars
Balance at 31 December 2018	7,171	96	(3,227)	37	(12)	(1,413)	2,652	42	2,694
Profit (loss) for the year	—	—	(12)	—	—	—	(12)	5	(7)
Other comprehensive income (loss)	—	—	—	8	2	4	14	—	14
Total comprehensive income (loss)	—	—	(12)	8	2	4	2	5	7
Shares issued	28	—	—	—	—	—	28	—	28
Share-based payment for share awards net of exercised	—	(10)	—	—	—	—	(10)	—	(10)
Dividends paid (note 12)	—	—	(27)	—	—	—	(27)	—	(27)
Dividends of subsidiaries	—	—	—	—	—	—	—	(16)	(16)
Transactions with non-controlling interests	—	(4)	—	—	—		(4)	4	—
Translation	—	1	(2)	—	—	—	(1)	1	—
Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit (loss) for the year	—	—	953	—	—	—	953	18	971
Other comprehensive income (loss)	—	—	—	92	10	22	124	—	124
Total comprehensive income (loss)	—	—	953	92	10	22	1,077	18	1,095
Shares issued	15	—	—	—	—	—	15	—	15
Share-based payment for share awards net of exercised	—	(3)	—	—	—	—	(3)	—	(3)
Dividends paid (note 12)	—	—	(38)	—	—	—	(38)	—	(38)
Dividends of subsidiaries	—	—	—	—	—	—	—	(9)	(9)
Recognition of joint operation			4				4		4
Transfer on disposal and derecognition of equity investments	—	—	6	(6)	—	—	—	—	—
Translation	—	(3)	2	—	1	—	—	—	—
Balance at 31 December 2020	7,214	77	(2,341)	131	1	(1,387)	3,695	45	3,740
Profit (loss) for the year	—	—	622	—	—	—	622	24	646
Other comprehensive income (loss)	—	—	—	(78)	(2)	(25)	(105)	—	(105)
Total comprehensive income (loss)	—	—	622	(78)	(2)	(25)	517	24	541
Shares issued	9	—	—	—	—	—	9	—	9
Share-based payment for share awards net of exercised	—	11	—	—	—	—	11	—	11
Dividends paid (note 12)	—	—	(224)	—	—	—	(224)	—	(224)
Dividends of subsidiaries	—	—	—	—	—	—	—	(16)	(16)
Translation	—	(4)	6	—	(1)	—	1	(1)	—
Balance at 31 December 2021	7,223	84	(1,937)	53	(2)	(1,412)	4,009	52	4,061

(1)Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $9m (2020: $10m; 2019: $10m), surplus on equity transaction of joint venture of $36m (2020: $36m; 2019: $36m), equity items for share-based payments of $41m (2020: $33m; 2019:$39m) and other reserves.

(2)Included in accumulated losses are retained earnings totalling $389m (2020: $391m; 2019: $378m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

(3) Foreign currency translation reserve includes a loss of $1,399m (2020: $1,396; 2019: $1,380m) that will not re-cycle through the Income statement on disposal of the non-foreign operations, and a loss of $13m (2020: $9m gain: 2019: $29m loss) relating to the foreign operations that will re-cycle through the Income statement on disposal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED 31 December, 2021, 2020 and 2019

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

New standards and interpretations issued

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2021. The adoption of the new standards, interpretations and amendments effective from 1 January 2021 had no material impact on the group.

AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years.

The following amendments issued by the IASB are not yet effective:

IAS 16 amendment "Property, Plant and Equipment — Proceeds before Intended Use"

The IAS 16 amendment was issued by the IASB in May 2020 with an effective date of 1 January 2022 for annual periods beginning on or after 1 January 2022.

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. An entity applies the amendments retrospectively to items of property, plant and equipment (PPE) made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

Management has completed its preliminary assessment of the accounting impact on adoption of the amendment on 1 January 2022. The adoption is expected to result in a retrospective increase in property, plant and equipment and gross profit of $38m in 2020 (2019: decrease of $6m). No impact is expected on the 2021 results. The effects of the 2019 restatement will be included in the accumulated losses opening balance of the 2020 financial reporting period. The estimated impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation.

Disclosure of accounting policies — Amendment to IAS 1 "Presentation of Financial Statements" and IFRS Practice Statement 2 "Making Materiality Judgements"

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. The amendments change the requirements in IAS 1 regarding disclosure of accounting policies replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies. The amendments explain how an entity can identify a material accounting policy, with added examples of when an accounting policy is likely to be material. IFRS Practice Statement 2 notes that an entity may find it helpful to follow a systematic process in making materiality judgements and offers an example of such a process. The amendments are applied prospectively. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is assessing the impact of the amendments to determine the impact they will have on accounting policy disclosures.

IFRS 17 "Insurance Contracts"

IFRS 17 requires insurance liabilities to be measured at a current fulfilment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 "Insurance Contracts" and is effective from 1 January 2023. IFRS 17 will be applied retrospectively, management is assessing the impact IFRS 17 adoption will have on the group.

Amendments to IAS 1 "Presentation of Financial Statements — Classification of Liabilities as Current or Non-current"

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The amendments provide guidance on the classification of liabilities as current or non-current in the statement of financial position. They clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments, which are effective from 1 January 2023, will be applied retrospectively and are not expected to impact the group significantly.

The significant accounting judgements and estimates applied in the presentation of the group annual financial statements are set out in 1.2 below. The accounting policies adopted are detailed in 1.3 “Summary of significant accounting policies”.

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

The group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the Company, using the same accounting policies.

Subsidiaries are all entities over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an associate, joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

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

The more significant areas requiring the use of management estimates and assumptions relate to Mineral Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start date; recoverability of indirect taxes; recoverability of deferred tax assets; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities, unrecognised tax positions and deferred compensation assets.

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

The judgements applied by management in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of tangible assets

Amortisation
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined Proven and Probable Mineral Reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on Proven and Probable Mineral Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on Proven and Probable Mineral Reserve. This would generally arise from the following factors:
•changes in Proven and Probable Mineral Reserve;
•the grade of Mineral Reserve may vary significantly from time to time;
•differences between actual commodity prices and commodity price assumptions;
•unforeseen operational issues at mine sites; and
•changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in Proven and Probable Mineral Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

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

Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Mineral Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-production method based on the Mineral Reserve of the component or components of the orebody to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Mineral Reserve of the pit.

Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in cost of sales.

Impairment
The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published Mineral Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Mineral Reserve and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Details of assumptions and sensitivity analyses of cash generating units (CGUs) with marginal headroom are included in note 13 Tangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 Impairment of Assets.

The carrying value of tangible assets at 31 December 2021 was $3,460m (2020: $2,884m; 2019: $2,592m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2021 was $6m (2020: nil; 2019: $505m - including impairment of tangible assets transferred to held for sale).

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

Phase 1 of the Obuasi mine re-development project moved into the production stage on 1 October 2020 when it was determined that the Phase 1 assets were capable of operating in the manner intended by management. Phase 2 was delayed because the Company voluntarily suspended all underground activities following a sill pillar incident during May 2021. Phase 2 construction of the Obuasi redevelopment project was completed at the end of December 2021, however, a reasonable period of testing of the Phase 2 assets could not be completed during 2021.

Carrying value of goodwill

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proven and Probable Mineral Reserve, exploration properties and net assets is recognised as goodwill.

Goodwill is not subject to amortisation and is tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash flows (cash-generating units).

An individual operating mine is not a typical going-concern business because of the finite life of its Mineral Reserve. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year, refer note 15 for impairment assumptions.

The carrying value of goodwill in the consolidated financial statements at 31 December 2021 was $119m (2020: $126m; 2019: $116m). No impairment of goodwill was recognised in the consolidated financial statements for the years ended 31 December 2021, 2020 and 2019.

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

Carrying values at 31 December 2021:
•deferred tax asset: $7m (2020: $7m; 2019: $105m );
•deferred tax liability: $313m (2020: $246m; 2019: $241m);
•taxation liability: $39m (2020: $153m; 2019: $72m);
•taxation asset: $49m (2020: $14m; 2019: $10m), included in trade, other receivables and other assets.

The unrecognised value of deferred tax assets is $834m (2020: $487m; 2019: $389m).

Provision for environmental rehabilitation obligations

The group incurs obligations to close, restore and rehabilitate its mine sites affected by mining and exploration activities which are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred and the costs can be reasonably estimated. The determination of the provision is based on, among other considerations, judgements and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. Future changes to environmental laws and regulations, technology, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision, cannot be predicted with certainty and could have a material impact on our business, financial condition, results of operations and cash flows. A sensitivity assessment is included in note 25.

The carrying amount of the rehabilitation obligations for the group at 31 December 2021 was $688m (2020: $674m; 2019: $730m - including held for sale rehabilitation obligations). Note 33 provides information about related environmental guarantees and bonds.

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

The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2021 was $299m (2020: $382m; 2019: $377m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Tanzania and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes. The group uses probability weighted discounting

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
models together with the expected timing of recovery of these refunds to estimate their fair values and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and available income taxes for off-sets, if applicable. Where the recovery of the indirect tax refunds is tied to off-set arrangements against income taxes, the modeled scenarios incorporate judgements around the applicable mine’s business plan and availability of future income tax off-sets. The group consults tax and legal specialists to determine the current basis of applicable laws and regulations in the associated jurisdictions which are highly complex and subject to interpretation. Future changes to such laws and regulations or the interpretation thereof could have a material impact on the carrying value of these assets, results of operations and cash flows.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Tanzania, Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.

The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2021 was $304m (2020: $281m; 2019: $227m) and is included in trade, other receivables and other assets, refer note 20.

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

The carrying value of the post-retirement obligations at 31 December 2021 was $77m (2020: $83m; 2019: $100m).

Mineral Reserve estimates

A Mineral Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate the Mineral Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Mineral Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Mineral Reserve in accordance with the minimum standards described by the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 Edition).

Because the economic assumptions used to estimate changes in the Mineral Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Reserve may change from period to period. Changes in the reported Mineral Reserve may affect the group’s financial results and financial position in a number of ways, including the following:
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
•decommissioning site restoration and environmental provisions may change where changes in the estimated Mineral Reserve affect expectations about the timing or cost of these activities; and
•the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Provision for silicosis

The Settlement Agreement in the silicosis and tuberculosis class action litigation became operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, was established to carry out the terms of the Settlement Agreement. Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:
•silicosis prevalence rates;
•estimated settlement per claimant;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•benefit take-up rates;
•disease progression rates;
•timing of cashflows; and
•discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. A sensitivity assessment is included in note 25.

The carrying value of the silicosis provision at 31 December 2021 was $50m (2020: $61m; 2019: $65m).

Deferred compensation asset

As a consequence of the sale of the South African operations in 2020, a deferred compensation asset was recognised. The deferred compensation asset is included at fair value in level 3 of the fair value hierarchy. Management used a probability weighted discounted cash flow model to measure the deferred compensation asset. The significant inputs and assumptions used in the discounted cash flow calculation, include the production plan over the deferred compensation period and the weighted average cost of capital. Details of the valuation, including a sensitivity assessment, are included in note 33.

The carrying value of the deferred compensation asset at 31 December 2021 was $25m (2020: $28m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. Refer note 10 for tax uncertainties and contingencies and note 32 for legal claims and other contingencies.

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

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, an amount of $33m has been considered.

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
COVID-19 pandemic

AngloGold Ashanti continues to respond to the COVID-19 pandemic, including the multiple waves of the outbreak in different countries and the surge of new variants of the virus, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. We continue to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

While infection rates have largely declined, the emergence of the Omicron variant at the end of 2021 presented challenges with increasing absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

During 2021, Cerro Vanguardia operated with limited mining capacity largely due to the impact of COVID-19 and resulting restrictions related to moving personnel to and from the site. However, during the second half of 2021 we saw an improvement in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the operation, which was largely due to the utilisation of the newly expanded on-site accommodation, as the camp can now safely host an increased number of employees on site for longer periods of time.

The impact on production from COVID-19 was estimated at 47,000oz for 2021.

Climate change considerations

As a member of the International Council on Mining and Metals (ICMM), AngloGold Ashanti has committed to the ICMM’s target of net zero Scope 1 and 2 greenhouse gas (GHG) emissions by 2050 or sooner in line with the ambitions of the Paris Agreement. Unlike other major resources companies, AngloGold Ashanti does not mine or extract hydrocarbons such as coal, natural gas or oil. AngloGold Ashanti does, however, emit greenhouse gases directly from energy and fuel used in its gold mining operations, the processing of ore, and the transportation of its products.

In 2021, AngloGold Ashanti published its first TCFD-aligned Climate Change Report which frames a refreshed Climate Change Strategy. The Climate Change Strategy, which was approved by the board in November 2021, seeks to embed the management of physical risks, transition climate risks, and climate change-related opportunities into our strategic and operational planning processes. The group has committed to the ICMM’s target of net zero Scope 1 and 2 emissions by 2050, and to accelerate action on Scope 3 emissions, including setting credible targets in partnership with suppliers by the end of 2023.

Whilst the group has set targets to be carbon neutral by 2050, the consequences, in terms of investment, its cost base and impact on cash flows are still being assessed as the group considers how it will work towards meeting these targets. This could have an impact on the future carrying amounts of assets or liabilities as the group responds to its climate change targets.

Assessing the risks of aggressive decarbonisation scenarios and other market transition risks, as well as physical and regulatory risks to our operations, on our business strategy and planning assumptions is an area that will be addressed through the implementation of our Climate Change strategy. This could have a knock-on effect on a number of areas, such as driving up the costs of capital goods, and key mining inputs, such as energy, potentially impacting impairments of asset carrying amounts.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

In determining materiality for the disclosure requirements of IFRS 12 Disclosure of Interest in Other Entities, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.

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
•income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates,in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
•all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations are accounted for as other comprehensive income on consolidation. On realisation of net investments in foreign operations, the resulting FCTR is recycled to the income statement. On disposal of non-foreign operations, where the parent’s functional currency, is the same as the subsidiary’s, associate’s, joint venture’s or branch’s functional currency, no reclassification of FCTR is required.

Segment reporting

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker (CODM) in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The Chief Executive Officer and the Executive Committee are collectively identified as the CODM.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Tangible assets

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production revenue generated and pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

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
•equipment and motor vehicles up to five years; and
•computer equipment up to three years.

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

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and to expand the capacity of a mine. Mine development costs include acquired Proven and Probable Mineral Reserve at cost at the acquisition date. These costs are amortised from the date on which the assets are ready for use as intended by management.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated Proven and Probable Mineral Reserve. The Proven and Probable Mineral Reserve reflects estimated quantities of Mineral Reserve which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Mineral Reserve of the component of the orebody to which these assets relate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated Proven and Probable Mineral Reserve.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated Proven and Probable Mineral Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

•Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of Proven and Probable Mineral Reserve at this location;
•Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Mineral Resource, after which the expenditure is capitalised as mine development cost; and
•Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement. Capitalised development costs are included as assets under construction and mine development costs in tangible assets.

Goodwill

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proven and Probable Mineral Reserve, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Inventory write downs are included in cost of sales.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or an acquisition that is a business combination.

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
•not directly related to current operating or financing activities ; and
•not disclosed separately on the face of the income statement, are classified as Other (expenses) income on the face of the income statement

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

Financial liabilities

Financial liabilities are classified as measured at amortised cost using the effective interest rate method. Financial liabilities subsequently measured at amortised cost compromise of interest bearing borrowings and trade and other payables.

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

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Assets at amortised cost include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in impairment, derecognition of assets and profit (loss) on disposal. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Deferred compensation asset
Deferred consideration is treated as a financial instrument to the extent that it constitutes a right to receive cash from a third party and measured at FVTPL. The fair value change in the deferred compensation asset is recognised in foreign exchange and fair value adjustments in the income statement.

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

Financial guarantees in the parent company
Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value. The fair value of a financial guarantee contract is the present value of the difference between the net contractual cash flows required under a debt instrument, and the net contractual cash flows that would have been required without the guarantee. The liability is amortised in a straight line over the period the guarantee remains in place.

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

Group analysis by origin is as follows:

Figures in millions	Gold income
US Dollars	2021	2020	2019
Geographical analysis of gold income by origin is as follows:
Africa(1)	2,644	2,769	2,203
Australia	890	989	851
Americas	1,028	1,211	1,000
	4,562	4,969	4,054
Equity-accounted joint ventures included above	(659)	(647)	(615)
Continuing operations	3,903	4,322	3,439
Discontinued operations - South Africa	—	408	554
	3,903	4,730	3,993

Foreign countries included in the above and considered material are:
Australia	890	989	851
Brazil	749	853	679
Ghana	565	536
Guinea	545
Tanzania	875	1,133	849
DRC	659	647	504

Geographical analysis of gold income by destination is as follows:
South Africa	1,214	943	981
North America	699	580	486
South America	34	1	—
Australia	890	989	851
Europe	279	358	329
United Kingdom	1,446	2,098	1,407
	4,562	4,969	4,054
Equity-accounted joint ventures included above	(659)	(647)	(615)
Continuing operations	3,903	4,322	3,439
Discontinued operations - South Africa	—	408	554
Continuing and discontinued operations	3,903	4,730	3,993

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION (continued)

Figures in millions	By product revenue
US Dollars	2021	2020	2019

Africa(1)	5	4	3
Australia	4	3	3
Americas	119	99	81
	128	106	87
Equity-accounted joint ventures included above	(2)	(1)	(1)
Continuing operations	126	105	86
Discontinued operations - South Africa	—	1	1
	126	106	87

The group's revenue is mainly derived from gold income. Approximately 59% of the group's total gold produced is sold to three customers of the group: ANZ Investment Bank Ltd in Australia (20%), Standard Chartered Bank in the United Kingdom (23%), and Bank of Montreal in North America (16%). Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

Figures in millions	Cost of sales
US Dollars	2021	2020	2019

Africa(1)	1,650	1,572	1,601
Australia	740	705	632
Americas	822	764	822
Corporate and other	(5)	(2)	(1)
	3,207	3,039	3,054
Equity-accounted joint ventures included above	(350)	(340)	(428)
Continuing operations	2,857	2,699	2,626
Discontinued operations - South Africa	—	287	479
	2,857	2,986	3,105

Figures in millions	Gross profit (loss) (2)
US Dollars	2021	2020	2019

Africa(1)	999	1,201	605
Australia	153	286	221
Americas	325	532	265
Corporate and other	6	(2)	1
	1,483	2,017	1,092
Equity-accounted joint ventures included above	(311)	(308)	(188)
Continuing operations	1,172	1,709	904
Discontinued operations - South Africa	—	83	79
	1,172	1,792	983

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION (continued)

Figures in millions	Amortisation
US Dollars	2021	2020	2019

Africa(1)	268	349	367
Australia	150	160	173
Americas	161	163	177
Corporate and other	3	2	3
	582	674	720
Equity-accounted joint ventures included above	(105)	(104)	(137)
Continuing operations	477	570	583
Discontinued operations - South Africa	—	—	61
	477	570	644

Figures in millions	Total assets (1)(3)(4)
US Dollars	2021	2020	2019
South Africa	—	—	697
Africa	4,193	3,956	3,514
Australia	1,034	1,044	972
Americas	1,886	1,626	1,427
Corporate and other	854	1,046	253
	7,967	7,672	6,863

Figures in millions	Non-current assets (5)
US Dollars	2021	2020	2019
Non-current assets considered material, by country are:
South Africa	61	59	25
Foreign entities	5,607	5,053	4,644

DRC	1,604	1,604	1,506
Ghana	1,158	915	758
Tanzania	510	425	379
Australia	806	849	817
Brazil	797	627	625

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2    SEGMENTAL INFORMATION (continued)

Figures in millions	Capital expenditure
US Dollars	2021	2020	2019

Africa(1)	506	397	410
Australia	185	143	149
Americas	398	217	195
Corporate and other	11	—	—
Continuing operations	1,100	757	754
Discontinued operations - South Africa	—	35	60
	1,100	792	814
Equity-accounted joint ventures included above	(72)	(56)	(51)
	1,028	736	763

(1)Includes equity-accounted investments.
(2)The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation and discontinued operations, refer to the group income statement.
(3)Total assets include allocated goodwill of $111m (2020: $118m; 2019: $108m) for Australia and $8m (2020: $8m; 2019: $8m) for Americas (note 15). In 2019, the South African segment included assets held for sale of $581m and the Africa Region segment included assets held for sale of $20m.
(4)In 2021, pre-tax impairments and derecognition of assets of $1m were accounted for in Corporate and other (2020: nil; 2019: nil), nil in South Africa (2020: $17m impairment reversal; 2019: $556m), Africa Region of $4m (2020: nil; 2019: $2m) and the Americas of $1m (2020: nil; 2019: $1m).
(5)Non-current assets exclude financial instruments and deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3    REVENUE FROM PRODUCT SALES

	US Dollars
Figures in millions	2021	2020	2019
Revenue consists of the following principal categories:
Gold income (note 2)	3,903	4,322	3,439
By-products (note 2)	126	105	86
	4,029	4,427	3,525

4    COST OF SALES

	US Dollars
Figures in millions	2021	2020	2019
Cash operating costs	2,160	1,881	1,831
Royalties	162	181	137
Other cash costs	12	12	13
Total cash costs	2,334	2,074	1,981
Retrenchment costs	2	2	4
Rehabilitation and other non-cash costs	38	32	53
Amortisation of tangible assets (notes 30 and 34)	411	521	538
Amortisation of right of use assets (notes 14, 30 and 34)	63	47	42
Amortisation of intangible assets (notes 15, 30 and 34)	3	2	3
Inventory change	6	21	5
	2,857	2,699	2,626

5    OTHER EXPENSE (INCOME)

	US Dollars
Figures in millions	2021	2020	2019
Care and maintenance (1)	45	—	47
Governmental fiscal claims	7	6	12
Cost of old tailings operations	9	14	9
Guinea public infrastructure contribution	—	—	8
Pension and medical defined benefit provisions	7	8	9
Royalty receivable impaired	—	4	—
Royalties received	(2)	(2)	(3)
Brazilian power utility legal settlement	—	—	(16)
Retrenchment and related costs (2)	18	—	3
Legal fees and project costs	10	9	11
Refund from insurance claim	—	(5)	—
Other indirect taxes	18	23	3
Premium on settlement of bonds (3)	24	—	—
	136	57	83

(1)    Following a sill pillar incident at Obuasi on 18 May 2021, the Company voluntarily suspended all underground activities until mid-October 2021 when underground ore mining resumed to replenish the run-of-mine stockpile without corresponding gold production.
(2)    Retrenchment costs incurred in 2021 as part of the transition to the new Operating Model.
(3)    Bond settlement costs following the early redemption of the $750m, 5.125% notes due 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6    FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	US Dollars
Figures in millions	2021	2020	2019
Finance costs
Finance costs on bonds, bank loans and other	109	124	135
Amortisation of fees	6	23	4
Lease finance charges	9	8	10
Less: interest captalised	(14)	(17)	(6)
	110	138	143
Unwinding of obligations	6	39	29
Total finance costs and unwinding of obligations (notes 30 and 34)	116	177	172
The interest included within finance costs is calculated at effective interest rates.
7    SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT

	US Dollars
Figures in millions	2021	2020	2019

Revenue	697	677	616
Operating costs and other expenses	(370)	(353)	(452)
Profit on sale of joint ventures	—	19	—
Net interest received	7	5	10
Profit (loss) before taxation	334	348	174
Taxation	(85)	(70)	(35)
Profit (loss) after taxation	249	278	139
Impairment reversal of investments in associates	—	—	23
Impairment reversal of investments in joint ventures (note 17)	—	—	6
Share of associates and joint ventures’ profit (loss) (note 30)	249	278	168

8    EMPLOYEE BENEFITS

	US Dollars
Figures in millions	2021	2020	2019

Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits	593	644	697
- current medical expenses	25	23	29
- defined benefit post-retirement medical expenses	6	7	8
- defined contribution	20	25	29
Retrenchment costs	16	2	7
Share-based payment expense (note 9)	22	16	42
Included in cost of sales, other expenses and corporate administration, marketing and related expenses of continuing and discontinued operations	682	717	812

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9    SHARE-BASED PAYMENTS

	US Dollars
Figures in millions	2021	2020	2019
Equity-settled share incentive schemes
Bonus Share Plan (BSP)	—	1	6
Deferred Share Plan (DSP)	22	14	13
Other	—	1	2
	22	16	21

Cash-settled share incentive scheme	—	—	21
Total share-based payment expense (note 8)	22	16	42

Equity-settled incentive schemes

Previous equity schemes with outstanding awards exercisable include the Bonus Share Plan (BSP) and Long Term Incentive Plan (LTIP). The Deferred Share Plan (DSP) replaced all previous AngloGold Ashanti incentive schemes. The last allocations granted in the BSP and LTIP schemes vested during 2020; there are no further allocations and vesting as the schemes have been closed.

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2018
Calculated fair value	R	119.14
Vesting date 50%	22 Feb 2019
Vesting date 50%	22 Feb 2020
Expiry date	22 Feb 2028

	Number of shares
	2021	2020	2019
Awards outstanding at beginning of year	1,005,977	2,141,415	4,557,919
Awards granted during the year	—	—	—
Awards lapsed during the year	—	—	(109,065)
Awards exercised during the year	(156,294)	(1,135,438)	(2,307,439)
Awards outstanding at end of year	849,683	1,005,977	2,141,415
Awards exercisable at end of year	849,683	1,005,977	1,207,936

No cash awards were granted under the bonus share plan at year end 31 December 2021 (2020: nil; 2019: 12,295) and no cash awards vested or were deemed settled for the year ended 31 December 2021 (2020: 12,295; 2019: 20,751).
Deferred Share Plan (DSP)
The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards will be allocated to certain employees from 2019 onwards, vesting equally over a period of 2, 3 and 5 years depending on the level of seniority of the participant.

Equity-settled incentive schemes (continued)

Award date (unvested awards and awards vested during the year)	2021		2020		2019
Calculated fair value	R	308.97	R	325.97	R	204.42

DSP 2 year
Vesting date 50%	24 Feb 2022		25 Feb 2021		21 Feb 2020
Vesting date 50%	24 Feb 2023		25 Feb 2022		21 Feb 2021

DSP 3 year
Vesting date 33%	24 Feb 2022		25 Feb 2021		21 Feb 2020
Vesting date 33%	24 Feb 2023		25 Feb 2022		21 Feb 2021
Vesting date 34%	24 Feb 2024		25 Feb 2023		21 Feb 2022

DSP 5 year
Vesting date 20%	24 Feb 2022		25 Feb 2021		21 Feb 2020
Vesting date 20%	24 Feb 2023		25 Feb 2022		21 Feb 2021
Vesting date 20%	24 Feb 2024		25 Feb 2023		21 Feb 2022
Vesting date 20%	24 Feb 2025		25 Feb 2024		21 Feb 2023
Vesting date 20%	24 Feb 2026		25 Feb 2025		21 Feb 2024

Expiry date	24 Feb 2031		25 Feb 2030		21 Feb 2029

	Number of shares
	2021	2020	2019
Awards outstanding at beginning of year	2,289,762	1,599,360	—
Awards granted during the year	1,185,348	1,176,532	1,669,191
Awards lapsed during the year	(322,814)	(155,575)	(55,208)
Awards exercised during the year	(459,913)	(330,555)	(14,623)
Awards outstanding at end of year	2,692,383	2,289,762	1,599,360
Awards exercisable at end of year	588,694	183,439	—

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2015
Calculated fair value	R	129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

	Number of shares
	2021	2020	2019
Awards outstanding at beginning of year	111,562	229,639	447,842
Awards lapsed during the year	—	—	—
Awards exercised during the year	(2,333)	(118,077)	(218,203)
Awards outstanding at end of year	109,229	111,562	229,639
Awards exercisable at end of year	109,229	111,562	229,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    TAXATION

Figures in millions	US Dollars
	2021	2020	2019
South African taxation
Normal taxation	—	1	—
Prior year over provision	(1)	—	—
Deferred taxation
Other temporary differences	—	74	(18)
Change in estimated deferred tax rate	—	—	(14)
	(1)	75	(32)
Foreign taxation
Normal taxation	252	553	299
Prior year (over) under provision	(3)	8	(1)
Deferred taxation
Temporary differences	52	9	(28)
Prior year under (over) provision	4	(6)	1
Change in estimate	6	(14)	9
Change in statutory tax rate	2	—	2
	313	550	282
	312	625	250

Reconciliation to South African statutory rate

Figures in millions	US Dollars
Reconciliation to South African statutory rate	2021	2020	2019

Implied tax charge at 28%	268	445	173
Increase (decrease) due to:
Expenses not tax deductible(1)	22	29	28
Share of associates and joint ventures' profit	(70)	(78)	(47)
Tax rate differentials(2) and withholding taxes(3)	54	96	39
Exchange variations and translation adjustments	6	28	11
Current year tax losses (expense) not recognised:
Obuasi	6	(6)	14
AngloGold Ashanti Holdings plc	25	31	29
North America	13	4	6
Siguiri (4)	(37)	(8)	—
SA Corporate	18	—	—
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	6	(14)	(5)
Tax effect of retained SA items	—	16	3
Tax allowances	—	(1)	(1)
Derecognition of deferred tax assets	—	78	—
Impact of statutory tax rate change	2	—	2
Adjustment in respect of prior years	—	2	—
Other	(1)	3	(2)
Income tax expense	312	625	250
(1) Includes corporate, exploration and non-tax deductible rehabilitation costs and British Virgin Isle group losses.
(2) Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil and Argentina.
(3) Withholding taxes on dividends paid.
(4) Siguiri current tax expense not recognised due to tax holiday.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    TAXATION (continued)

Figures in millions	US Dollars
	2021	2020	2019
Analysis of unrecognised deferred tax assets
Available to be utilised against future profits
- utilisation required within one year	54	62	—
- utilisation required between one and two years	177	54	85
- utilisation required between two and five years	1,339	352	356
- utilisation required between five and twenty years	989	1,002	973
- utilisation in excess of twenty years	449	421	73
	3,008	1,891	1,487
At the statutory tax rates the unrecognised value of deferred tax assets is: $834m (2020: $487m; 2019: $389m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana, Colombia and South Africa. Unutilised capital allowances in Ghana of $1bn were converted into tax losses in 2021. The losses are forfeited if not utilised within five years.

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

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $7m (2020: $8m; 2019: $10m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 December 2021. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $19m (2020: $20m; 2019: $25m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $74m(1) (2020: $86m; 2019: $88m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months as at 31 December 2021. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $48m (2020: $76m; 2019: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

(1) After reduction of overall exposure by $48m (2020: $76m; 2019: $76m ) as described above.

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m (2020: $15m). The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the fourth quarter of 2021. Management is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    TAXATION (continued)

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totaling $8m (attributable) (2020: $8m (attributable); 2019: $12m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2020: $2m (attributable); 2019: $2m (attributable)).

Mali – Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totaling $4m (attributable) (2020: $1m (attributable); 2019: $1m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2020 amounting to $291m (2020: $254m; 2019: $164m) including adjusted tax assessments relating to the years from 2015 to 2020 totaling $36m received during 2021. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid $25m under protest. Management has objected and appealed through various levels of the administrative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19
As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA) and resulted in an alternative minimum tax refund of $7m received during 2021. Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11    EARNINGS (LOSS) PER ORDINARY SHARE

	2021	2020	2019
	US cents per share
Basic earnings (loss) per ordinary share	148	227	(3)
- Continuing operations	148	225	87
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $622m (2020: $946m; 2019: $364m) and 419,755,627 (2020: 419,033,516; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the financial year.

- Discontinued operations	—	2	(90)
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2020: $7m; 2019: $(376)m) and 419,755,627 (2020: 419,033,516; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	148	227	(3)
- Continuing operations	148	225	87
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $622m (2020: $946m; 2019: $364m) and 420,056,703 (2020: 419,481,450; 2019: 418,349,777) shares being the diluted number of ordinary shares.

- Discontinued operations	—	2	(90)
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2020: $7m; 2019: $(376)m) and 420,056,703 (2020: 419,481,450; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the financial year.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2021	2020	2019
Ordinary shares	417,272,178	416,399,307	414,407,622
Fully vested options and currently exercisable(1)	2,483,449	2,634,209	3,942,155
Weighted average number of shares	419,755,627	419,033,516	418,349,777
Dilutive potential of share options(2)	301,076	447,934	—
Fully diluted number of ordinary shares	420,056,703	419,481,450	418,349,777
(1)Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)The number of share options that could potentially dilute basic earnings in the future were not included. The anti-dilutive effect was nil (2020: nil; 2019: 517,186).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    EARNINGS (LOSS) PER ORDINARY SHARE (continued)

	US Dollars
Figures in millions	2021	2020	2019
Headline earnings (loss)(2)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders from continuing and discontinued operations	622	953	(12)
Net (impairment reversal) impairment on held for sale assets	—	(17)	549
Taxation on net impairment on held for sale assets	—	—	(165)
Net impairment on property, plant and equipment and right of use asset (1)	2	—	—
Derecognition of assets (1)	4	—	10
Loss on disposal of discontinued operations	—	80	—
Taxation on loss on disposal of discontinued operations	—	1	—
Profit on sale of joint ventures (1)	—	(19)	—
Net loss (profit) on disposal of tangible assets	(17)	2	(3)
Taxation on net (profit) loss on disposal of assets	1	—	—
	612	1,000	379
(1) Tax effect has not been disclosed as the tax is less than $1m.
(2) Headline earnings and headline earnings per share disclosure has been included due to Johannesburg Stock Exchange requirements.

	US Cents
Basic headline earnings (loss) per share
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $612m (2020: $1,000m; 2019: $379m) and 419,755,627 (2020: 419,033,516; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the year.	146	238	91
Diluted headline earnings (loss) per share
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $612m (2020: $1,000m; 2019: $379m) and 420,056,703 (2020: 419,481,450; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the year.	146	238	91

12    DIVIDENDS

	US Dollars
Figures in millions	2021	2020	2019
Ordinary shares
Dividend number 120 of 95 SA cents per share was declared on 19 February 2019 and paid on 8 April 2019 (7 US cents per share).			27
Dividend number 121 of 165 SA cents per share was declared on 21 February 2020 and paid on 27 March 2020 (9 US cents per share).		38
Dividend number 122 of 705 SA cents per share was declared on 22 February 2021 and paid on 26 March 2021 (48 US cents per share)	199
Dividend number 123 of 87 SA cents per share was declared on 6 August 2021 and paid on 10 September 2021 (6 US cents per share)	25
	224	38	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13    TANGIBLE ASSETS

Figures in millions	Mine development costs	Mine infra- structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(2)	Total
US Dollars

Cost
Balance at 1 January 2019	5,674	4,212	888	4	512	77	11,367
Additions
- project capital	43	—	—	1	281	14	339
- stay-in-business capital	208	25	1	2	188	—	424
Finance costs capitalised(3)	—	—	—	—	6	—	6
Disposals	(1)	(16)	—	—	—	—	(17)
Transfers and other movements(1)	(259)	219	1	—	(489)	(16)	(544)
Transfer to assets and liabilities held for sale	(660)	(663)	(9)	—	(90)	(9)	(1,431)
Translation	(4)	(1)	—	—	(3)	—	(8)
Balance at 31 December 2019	5,001	3,776	881	7	405	66	10,136

Accumulated amortisation and impairments
Balance at 1 January 2019	4,184	2,911	849	3	27	12	7,986
Amortisation for the year	392	215	1	1	—	—	609
Impairment and derecognition of assets (4)	243	172	—	—	90	—	505
Disposals	(1)	(15)	—	—	—	—	(16)
Transfers and other movements(1)	(455)	(53)	1	—	(3)	(12)	(522)
Transfer to assets and liabilities held for sale	(488)	(422)	(5)	—	(88)	—	(1,003)
Translation	(9)	(5)	—	—	(1)	—	(15)
Balance at 31 December 2019	3,866	2,803	846	4	25	—	7,544
Net book value at 31 December 2019	1,135	973	35	3	380	66	2,592

Cost
Balance at 1 January 2020	5,001	3,776	881	7	405	66	10,136
Additions
- project capital	64	—	—	1	246	20	331
- stay-in-business capital	180	8	1	—	179	2	370
Finance costs capitalised(3)	—	—	—	—	17	—	17
Disposals	(1)	(26)	—	—	—	—	(27)
Transfers and other movements(1)	(1,076)	186	(699)	2	(320)	24	(1,883)
Translation	157	9	5	(1)	6	—	176
Balance at 31 December 2020	4,325	3,953	188	9	533	112	9,120

Accumulated amortisation and impairments
Balance at 1 January 2020	3,866	2,803	846	4	25	—	7,544
Amortisation for the year	345	179	5	1	—	—	530
Disposals	(1)	(25)	—	—	—	—	(26)
Transfers and other movements(1)	(1,208)	(33)	(699)	—	—	—	(1,940)
Translation	117	6	4	—	1	—	128
Balance at 31 December 2020	3,119	2,930	156	5	26	—	6,236
Net book value at 31 December 2020	1,206	1,023	32	4	507	112	2,884

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13    TANGIBLE ASSETS (continued)

Figures in millions	Mine development costs	Mine infra- structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(2)	Total

US Dollars
Cost
Balance at 1 January 2021	4,325	3,953	188	9	533	112	9,120
Additions
- project capital	68	—	—	5	300	19	392
- stay-in-business capital	274	17	—	—	344	—	635
Finance costs capitalised (3)	—	—	—	—	14	—	14
Disposals	(2)	(23)	—	—	—	(5)	(30)
Transfers and other movements(1)	140	(207)	—	(2)	(320)	—	(389)
Translation	(107)	(6)	(3)	—	(5)	—	(121)
Balance at 31 December 2021	4,698	3,734	185	12	866	126	9,621

Accumulated amortisation and impairments
Balance at 1 January 2020	3,119	2,930	156	5	26	—	6,236
Amortisation for the year	243	166	6	2	—	—	417
Impairment and derecognition of assets(4)	—	6	—	—	—	—	6
Disposals	(1)	(22)	—	—	—	—	(23)
Transfers and other movements(1)	(79)	(311)	—	—	—	—	(390)
Translation	(78)	(4)	(3)	—	—	—	(85)
Balance at 31 December 2021	3,204	2,765	159	7	26	—	6,161
Net book value at 31 December 2021	1,494	969	26	5	840	126	3,460
(1)Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets, asset reclassifications, derecognition of assets and initial recognition of joint operation share of property, plant and equipment.
(2)Assets of $6m (2020: $7m; 2019: $9m) have been pledged as security.
(3)The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 4.96% (2020: 4.52%; 2019: 5.60%)
(4)Impairment of assets is assessed as follows:

Impairment calculation assumptions as at 31 December 2021 - goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:
•the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,599/oz (2020: $1,450/oz; 2019:$1,300/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
•Proven and Probable Mineral Reserve
•value beyond Proven and Probable Mineral Reserve (including exploration potential) determined using the gold price assumption referred to above;
•In determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2020. At 31 December 2021, the derived group WACC was 8.6% (real post-tax) which is 50 basis points lower than in 2020 of 9.1%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;
•foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•cash flows used in impairment calculations are based on life of mine plans which range from 6 years to 29 years; and
•variable operating cash flows are increased at local Consumer Price Index rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13    TANGIBLE ASSETS (continued)

Impairments and derecognitions of tangible assets

For the year ended 31 December, impairments and derecognitions of tangible assets were recognised for the following cash generating units (CGUs):

Figures in millions - US Dollars	2021
Obuasi	4
Gramalote	1
Corporate	1
6

Impairment of cash generating units

The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

Cash generating unit with the least headroom

Based on an analysis carried out by the group in 2021, the carrying value and value in use of the most sensitive CGU are:

Figures in millions - US Dollars	Carrying value	Value in use
AngloGold Ashanti Mineração (1)	349	418

(1) It is estimated that a decrease of the long-term real gold price of $1,599/oz by 3%, would cause the recoverable amount of AngloGold Ashanti Mineração to equal its carrying amount using a real pre-tax weighted average cost of capital (WACC) discounted rate of 9.0% (2020: 11.0%). The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14 RIGHT OF USE ASSETS AND LEASE LIABILITIES

The group leases various assets including buildings, plant and equipment and vehicles. The group’s lease obligations are secured by the lessors’ title to the leased assets for such leases.

RIGHT OF USE ASSETS

Figures in millions - US Dollars	Mine Infra- structure	Land and buildings	Total

Cost
Impact of adopting IFRS 16 - 1 January 2019	119	9	128
Additions
- stay-in-business capital	32	—	32
Transfers and other movements(1)	58	15	73
Transfer to assets and liabilities held for sale	—	(1)	(1)
Translation	—	1	1
Balance at 31 December 2019	209	24	233

Accumulated amortisation and impairments
Balance at 1 January 2019	—	—	—
Amortisation for the year	40	2	42
Transfers and other movements(1)	21	12	33
Balance at 31 December 2019	61	14	75
Net book value at 31 December 2019	148	10	158

Cost
Balance at 1 January 2020	209	24	233
Additions
- stay-in-business capital	23	—	23
Derecognition and other movements(2)	(13)	1	(12)
Translation	14	(1)	13
Balance at 31 December 2020	233	24	257

Accumulated amortisation and impairments
Balance at 1 January 2020	61	14	75
Amortisation for the year	45	2	47
Derecognition and other movements(2)	(11)	—	(11)
Translation	5	(1)	4
Balance at 31 December 2020	100	15	115
Net book value at 31 December 2020	133	9	142

Cost
Balance at 1 January 2021	233	24	257
Additions
- project capital	—	1	1
- stay-in-business capital	95	6	101
Derecognition and other movements(2)	(22)	(15)	(37)
Translation	(9)	—	(9)
Balance at 31 December 2021	297	16	313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accumulated amortisation and impairments
Balance at 1 January 2021	100	15	115
Amortisation for the year	61	2	63
Derecognition and other movements(2)	(22)	(15)	(37)
Impairment	—	1	1
Translation	(4)	—	(4)
Balance at 31 December 2021	135	3	138
Net book value at 31 December 2021	162	13	175
(1)    Relates to contracts previously classified as leases under IAS 17, which the group has reassessed upon initial transition as leases under IFRS 16 as of 1 January 2019.
(2)    Derecognition and other movements include amounts relating to the derecognition and write-off of assets.

LEASE EXPENSES

Figures in millions - US Dollars	2021	2020	2019
Amounts recognised in the income statement
Amortisation expense on right of use assets (note 4)	63	47	42
Interest expense on lease liabilities (note 6)	9	8	10
Expenses on short term leases	48	107	83
Expenses on variable lease payments not included in the lease liabilities(1)	302	234	220
Expenses on leases of low value assets(1)	33	24	2
(1) Includes expenses at Obuasi that have been capitalised as part of the re-development project

Total cash outflow for leases during the period amounted to $72m (2020: $55m; 2019: $51m), consisting of repayments of liabilities of $63m (2020: $47m; 2019: $42m) and finance costs paid of $9m (2020: $8m;2019: $9m).

LEASE LIABILITIES

Figures in millions - US Dollars	2021	2020	2019
Reconciliation of lease liabilities
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:

Opening balance	153	171	—
Lease liabilities recognised	103	23	160
Repayment of lease liabilities	(63)	(47)	(42)
Finance costs paid on lease liabilities	(9)	(8)	(9)
Interest charged to the income statement	9	8	10
Reclassification of finance leases from borrowings	—	—	60
Change in estimate	—	(1)	(5)
Translation	(8)	7	(3)
Closing balance	185	153	171
Lease finance costs paid included in the statement of cash flows	9	8	9

Figures in millions - US Dollars	2021	2020	2019
Maturity analysis of lease liabilities
Undiscounted cash flows
Less than and including 1 year	69	43	52
Between 1 and 5 years	114	83	89
Five years and more	21	36	57
Total	204	162	198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.    RIGHT OF USE ASSETS AND LEASE LIABILITIES (continued)

Figures in millions - US Dollars	2021	2020	2019
Lease liabilities
Non-current (note 34)	124	116	126
Current (note 34)	61	37	45
Total	185	153	171

The group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the group’s treasury function.
All lease contracts contain market review clauses in the event that the group exercises its option to renew.

Certain of the group’s contracts have a payment structure that is variable in nature and hence do not qualify for IFRS 16 lease accounting. These contracts consist of mostly mining and drilling services. The variable nature of these contracts is to allow equal sharing of pain and gain between the group and its contractors. The cash flows are not disclosed as their variability does not permit reliable forecasts. Short-term, low value and variable contracts continue to be recognised within cost of sales and corporate administration, marketing and related expenses, except for certain expenses at Obuasi which have been capitalised as part of the re-development project.

The weighted average incremental borrowing rate at the end of 31 December 2021 4.56% (2020: 5.38%; 2019: 4.72%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    INTANGIBLE ASSETS

Figures in millions	Goodwill	Other	Total
US Dollars
Cost
Balance at 1 January 2019	116	167	283
Transfer to assets and liabilities held for sale	—	(26)	(26)
Transfers and other movements(1)	—	3	3
Balance at 31 December 2019	116	144	260
Accumulated amortisation and impairments
Balance at 1 January 2019	—	160	160
Amortisation for the year	—	3	3
Transfer to assets and liabilities held for sale	—	(26)	(26)
Balance at 31 December 2019	—	137	137
Net book value at 31 December 2019	116	7	123
Cost
Balance at 1 January 2020	116	144	260
Additions	—	1	1
Transfers and other movements(1)	—	(49)	(49)
Translation	10	—	10
Balance at 31 December 2020	126	96	222
Accumulated amortisation and impairments
Balance at 1 January 2020	—	137	137
Amortisation for the year	—	2	2
Transfers and other movements(1)	—	(49)	(49)
Translation	—	1	1
Balance at 31 December 2020	—	91	91
Net book value at 31 December 2020	126	5	131
Cost
Balance at 1 January 2021	126	96	222
Additions	—	1	1
Transfers and other movements(1)	—	(1)	(1)
Translation	(7)	(1)	(8)
Balance at 31 December 2021	119	95	214
Accumulated amortisation and impairments
Balance at 1 January 2021	—	91	91
Amortisation for the year	—	3	3
Transfers and other movements (1)	—	(1)	(1)
Translation	—	(1)	(1)
Balance at 31 December 2021	—	92	92
Net book value at 31 December 2021	119	3	122
(1)Transfers and other movements include amounts from asset reclassifications and amounts written off.
Impairment calculation assumptions for goodwill
Based on an analysis carried out by the group in 2021, the carrying value and value in use of the most sensitive CGU with goodwill is:

	2021
	US Dollars
Figures in millions	Carrying Value	Value in use
Sunrise Dam	183	389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    INTANGIBLE ASSETS (continued)
As at 31 December 2021, the recoverable amount of Sunrise Dam exceeded its carrying amount by $206m. Sunrise Dam had $111m goodwill at that date.

It is estimated that a decrease of the long-term real gold price of $1,599/oz by 10%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore, it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

	US Dollars
Figures in millions	2021	2020	2019
- Sunrise Dam	111	118	108
- Serra Grande	8	8	8
	119	126	116
Real pre-tax discount rates applied in impairment calculations on the CGU for which the carrying amount of goodwill is significant is as follows:
- Sunrise Dam (1)	5.5%	8.7%	10.8%

Goodwill has been allocated to its respective CGUs where it is tested for impairment as part of the CGU . The group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2021 were determined on a basis consistent with the 2020 discount rates.

(1)The value in use of the CGU is $389m (2020: $538m; 2019: $363m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16    MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest holding			Country of incorporation and operation
	2021	2020	2019
Cerro Vanguardia S.A. (CVSA)	7.5%	7.5%	7.5%	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15%	15%	15%	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

	US Dollars
Figures in millions	2021	2020	2019
Profit (loss) allocated to material non-controlling interests
CVSA	5	8	5
Siguiri	19	10	—
Accumulated balances of material non-controlling interests
CVSA	11	14	13
Siguiri	41	31	23

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of profit or loss for 2021
Revenue	371	546
Profit (loss) for the year	75	124
Total comprehensive income (loss) for the year, net of tax	75	124
Attributable to non-controlling interests	5	19
Dividends paid to non-controlling interests	(8)	(8)

Statement of profit or loss for 2020
Revenue	440	453
Profit (loss) for the year	84	68
Total comprehensive income (loss) for the year, net of tax	84	68
Attributable to non-controlling interests	8	10
Dividends paid to non-controlling interests	(6)	(3)

Statement of profit or loss for 2019
Revenue	390	349
Profit (loss) for the year	68	1
Total comprehensive income (loss) for the year, net of tax	68	1
Attributable to non-controlling interests	5	—
Dividends paid to non-controlling interests	(7)	(9)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16    MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of financial position as at 31 December 2021
Non-current assets	240	229
Current assets (1)	252	234
Non-current liabilities	(132)	(68)
Current liabilities	(218)	(122)
Total equity	142	273

Statement of financial position as at 31 December 2020
Non-current assets	202	233
Current assets	254	224
Non-current liabilities	(123)	(138)
Current liabilities	(150)	(117)
Total equity	183	202

Statement of financial position as at 31 December 2019
Non-current assets	177	245
Current assets	202	170
Non-current liabilities	(120)	(141)
Current liabilities	(82)	(121)
Total equity	177	153

Statement of cash flows for the year ended 31 December 2021
Cash inflow (outflow) from operating activities	165	197
Cash inflow (outflow) from investing activities	(23)	(38)
Cash inflow (outflow) from financing activities	(112)	(143)
Net increase (decrease) in cash and cash equivalents	30	16

Statement of cash flows for the year ended 31 December 2020
Cash inflow (outflow) from operating activities	169	63
Cash inflow (outflow) from investing activities	(16)	(30)
Cash inflow (outflow) from financing activities	(59)	(11)
Net increase (decrease) in cash and cash equivalents	94	22

Statement of cash flows for the year ended 31 December 2019
Cash inflow (outflow) from operating activities	107	46
Cash inflow (outflow) from investing activities	(30)	(22)
Cash inflow (outflow) from financing activities	(47)	(30)
Net increase (decrease) in cash and cash equivalents	30	(6)
(1) CVSA had a cash balance equivalent to $139m (2020: $137m), following the payment to AngloGold Ashanti of $19m (2020: nil) offshore dividend during the fourth quarter of 2021. The remaining declared attributable dividend of $131m (2020: $50m) is available for payment to AngloGold Ashanti's offshore and onshore investment holding companies. Applications have been made to the Argentinean Central Bank to approve the payment of $114m (2020: $11m) of the offshore declared dividends. While the approval is pending, the cash remains fully available for CVSA’s operational requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	US Dollars
Figures in millions	2021	2020	2019
Carrying value
Investments in associates	43	47	40
Investments in joint ventures	1,604	1,604	1,541
Total comprehensive profit (loss) for the year, net of tax	1,647	1,651	1,581
Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows:

	US Dollars
Figures in millions	2021	2020	2019
Aggregate statement of profit or loss for associates (attributable)
Revenue	36	29	20
Operating (expenses) income (1)	(16)	(6)	3
Taxation	(2)	—	—
Profit (loss) for the year	18	23	23
Total comprehensive profit (loss) for the year, net of tax	18	23	23
(1) Includes share of associate profit.
Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2021	2020	2019
Kibali Goldmines S.A.(1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo
(1)AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

	US Dollars
Figures in millions	2021	2020	2019

Carrying value of joint ventures
Kibali	1,604	1,604	1,506
Immaterial joint ventures	—	—	35
	1,604	1,604	1,541
Reversal (impairment) of investments in joint ventures
Sadiola (note 7) (1)	—	—	6

The cumulative unrecognised share of losses of the joint ventures:
Morila (2)	—	—	8
Yatela	2	1	2
(1) Sold effective 30 December 2020.
(2) Sold effective 10 November 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
17    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)
Summarised financial information of the Kibali joint venture is as follows (not attributable) (1):

	US Dollars
Figures in millions	2021	2020	2019

Statement of profit or loss
Revenue	1,470	1,443	1,123
Other operating costs and expenses	(551)	(541)	(479)
Amortisation of tangible and intangible assets	(244)	(241)	(282)
Finance costs and unwinding of obligations	(6)	(6)	(4)
Interest received	6	7	4
Taxation	(181)	(157)	(62)
Profit for the year	494	505	300
Total comprehensive income for the year, net of tax	494	505	300
Dividends received from joint venture (attributable)	231	140	75

	US Dollars
Figures in millions	2021	2020	2019

Statement of financial position
Non-current assets	2,361	2,459	2,522
Current assets	162	120	183
Cash and cash equivalents (2)	1,115	944	453
Total assets	3,638	3,523	3,158

Non-current financial liabilities	44	50	45
Other non-current liabilities	226	118	26
Current financial liabilities	14	15	11
Other current liabilities	107	106	66
Total liabilities	391	289	148

Net assets	3,247	3,234	3,010
Group’s share of net assets	1,624	1,617	1,505
Other (3)	(20)	(13)	1
Carrying amount of interest in joint venture	1,604	1,604	1,506
(1)    Subsequent event - At the end of January and in early February 2022, Kibali Goldmines S.A., which owns and operates the Kibali gold mine in the Democratic Republic of the Congo, received fifteen claims from the Direction Générale des Douanes et Accises (Customs Authority) concerning customs duties. The Customs Authority claims that incorrect import duty tariffs have been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claim that the exemption available to Kibali Goldmines SA, which was granted in relation to the original mining lease, no longer applies. Finally, the Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, total $339m (AngloGold Ashanti attributable share: $153m). Kibali Goldmines S.A. has examined the Customs Authority claims and concluded that they are without merit, as they seek to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, are in line with ministerial instruction letters. Kibali Goldmines S.A. will vigorously defend its position that the Customs Authority claims are unfounded.
(2)    Kibali cash and equivalents are subject to various steps before they can be distributed to the joint venture shareholders and are held across four banks in the Democratic Republic of Congo, including two domestic banks.
(3)    Includes amounts relating to additional costs and contributions at acquisition as well as minority interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18    OTHER INVESTMENTS

	US Dollars
Figures in millions	2021	2020	2019

Listed investments (1)

Non-current investments

Equity investments at fair value though OCI (FVTOCI)
Balance at beginning of year	186	72	63
Additions	3	9	9
Fair value adjustments (2)	(73)	98	—
Transfer from unlisted non-current investments	—	7	—
Balance at end of year	116	186	72

The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:
Corvus Gold Inc.	80	59	41
Pure Gold Mining	35	126	31
Other	1	1	—
	116	186	72

Listed investments (continued)

Current investments
Listed investments - FVTOCI	—	—	10
Book value of listed investments	116	186	82

Unlisted investments
Non-current investments

Balance at beginning of year	2	4	47
Additions	—	—	45
Maturities	—	—	(44)
Transfer to non-current assets and liabilities held for sale	—	—	(48)
Transfer to listed non-current investments	—	(7)	—
Fair value adjustment - FVTOCI	—	—	2
Fair value adjustments - FVTPL	(1)	5	—
Translation	—	—	2
Balance at end of year	1	2	4
The unlisted investments include:
Book value of unlisted investments	1	2	4

Non-current other investments	117	188	76
Total book value of other investments	117	188	86

(1)    The group’s listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments. At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.

(2)    Includes net fair value gain of $21m (2020: $18m) for Corvus Gold Inc. and a fair value loss of $94m (2020: $81m net gain) for Pure Gold Mining.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19    INVENTORIES

	US Dollars
Figures in millions	2021	2020	2019
Non-current
Raw materials - ore stockpiles	27	69	93

Current
Raw materials
- ore stockpiles	217	262	229
- heap-leach inventory	6	5	4
Work in progress
- metals in process	49	46	51
Finished goods
- gold doré/bullion	29	42	42
- by-products	1	—	1
Total metal inventories	302	355	327
Mine operating supplies	401	378	305
	703	733	632

Total inventories(1)	730	802	725

(1)The amount of the write-down of ore stockpiles, heap-leach inventory, metals in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense in cost of sales is $13m (2020: $7m; 2019: $4m).
20    TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	US Dollars
Figures in millions	2021	2020	2019

Non-current
Deferred compensation asset	25	28	—
Prepayments	14	12	15
Recoverable tax, rebates, levies and duties	198	195	107
	237	235	122

Current
Trade and loan receivables	50	56	47
Prepayments	41	56	61
Recoverable tax, rebates, levies and duties (1)	155	100	130
Other receivables	14	17	12
	260	229	250

Total trade, other receivables and other assets	497	464	372

There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. These values are summarised as follows:

Recoverable value added tax	212	215	167
Recoverable fuel duties	—	—	43
Appeal deposits	43	34	10

(1) Includes taxation asset, refer note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20    TRADE, OTHER RECEIVABLES AND OTHER ASSETS (continued)

Geita Gold Mine

Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $3m to $142m (2020: $139m; 2019: $119m).

Claims relating to periods from July 2020 totalling $54m were offset against provisional corporate tax payments in 2021. No refunds were received in cash or offset against provisional corporate tax payments were made in 2020. Claims relating to periods pre-July 2017 totalling $9m were offset against provisional corporate tax payments in 2019. Amounts offset against VAT claims have been certified by an external advisor and verified by the Tanzania Revenue Authority (TRA). The remaining disputed balance relating to the period July 2017 to June 2020 was objected to as GGM believe that the claims have been correctly lodged pursuant to Tanzanian law.

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

The basis for dispute of the disqualifications is on the interpretation of the legislation. Management's view is the definition of "raw minerals" provided in the Written Laws (Miscellaneous Amendments) (No. 2) Act, 2019 excludes gold doré. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute “raw minerals” and accordingly the VAT claims are valid. Management have obtained legal opinions that support management's view that doré does not constitute a “raw mineral”.

The Finance Act 2020 became effective on 1 July 2020. The Finance Act amended the VAT Act by deleting the disqualification of VAT refunds due to the exportation of “raw minerals”. The deletion is intended to ensure the recovery of VAT refunds from July 2020, although the amendment cannot be applied retrospectively, the change in the VAT Act, together with the Written Laws (Miscellaneous Amendments) (No.2) Act 2019, confirms that doré bars are not “raw minerals” and that VAT refunds from July 2017 onwards are due to GGM. On 30 January 2021, management received a proposal from the TRA to settle VAT objections filed between 2017 and 2020, confirming the TRA's position to disqualify all VAT refunds requested by GGM for the period from July 2017 to June 2020. Management is not in agreement with the proposal and are pursuing legal remedies provided to taxpayers by Tanzanian law.

The total VAT claims submitted from July 2017 to June 2020 amount to $164m and claims of $27m were submitted between July 2020 and December 2020. All disqualifications received from the TRA have been objected to by GGM in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No.10). Claims of $50m were submitted in 2021 taking the total claims to $187m (net of $54m offsets in 2021). The net indirect tax receivable at 31 December 2021 of $142m, reflects the discounting effects applied to the timing of when GGM expects to offset its indirect tax claims against future income taxes of GGM.

Cerro Vanguardia (CVSA)
On 4 September 2018, a decree was published by the Argentinian Government, which reintroduced export duties for products exported from Argentina. The export duty rate was 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty was limited so as not to exceed ARS $4 for each US dollar exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each US dollar exported, would be replaced by a flat rate of 12% for 2020. On 2 October 2020, the Government of Argentina extended the export duties until 31 December 2021, at a rate of 8% for gold bullion. On 31 December 2021, the Government of Argentina extended the export duties until 31 December 2023, at a rate of 8% for gold bullion. In terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid as established by its Stability Agreement, which provides for a 30% taxation cap on annual taxes and duties paid by CVSA. Export duty refunds for the years 2018 to 2021 are outstanding as at 31 December 2021 and their fair value has been estimated using on a probability weighted scenario model considering various recovery time frames, estimated Argentina Peso to USD exchange rates and discounting using a country risk adjusted rate. As a result of the taxation cap, net export duty receivables amount to $19m (2020: $23m; 2019 $25m), and reflects the discounting effects applied to when CVSA expects refund of these receivables.

21    CASH RESTRICTED FOR USE

	US Dollars
Figures in millions	2021	2020	2019
Non-current
Cash restricted for environmental and rehabilitation obligations	32	31	31

Current
Cash restricted by prudential solvency requirements	18	24	27
Cash balances held by - joint operations	8	18	6
	26	42	33
Total cash restricted for use (note 33 and 34)	58	73	64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22    CASH AND CASH EQUIVALENTS

	US Dollars
Figures in millions	2021	2020	2019

Cash and deposits on call	712	1,081	417
Money market instruments	442	249	39
Total cash and cash equivalents (note 33 and note 34)	1,154	1,330	456

23    SHARE CAPITAL AND PREMIUM

	US Dollars
Figures in millions	2021	2020	2019

Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cent each	—	—	—
30,000,000 C redeemable preference shares of no par value	—	—	—
	23	23	23
Issued and fully paid
417,501,452 (2020: 416,890,087; 2019: 415,301,215) ordinary shares of 25 SA cents each	17	17	17
nil (2020 and 2019: 2,000,000) A redeemable preference shares of 50 SA cents each(1)		—	—
nil (2020 and 2019: 778,896) B redeemable preference shares of 1 SA cent each(1)		—	—
	17	17	17
Treasury shares held within the group:
nil (2020: 2,778,896; 2019: 2,778,896) A and B redeemable preference shares		—	—
	17	17	17
Share premium
Balance at beginning of year	7,250	7,235	7,208
Ordinary shares issued - share premium	9	15	27
Preference shares redeemed(1)	(53)
	7,206	7,250	7,235
Less: held within the group
Redeemable preference shares(1)		(53)	(53)
Balance at end of year	7,206	7,197	7,182
Share capital and premium	7,223	7,214	7,199

(1)     During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24    BORROWINGS

	US Dollars
Figures in millions	2021	2020	2019

Non-current

Unsecured
Debt carried at amortised cost
Rated bonds - issued October 2021	744	—	—
Semi-annual coupons are paid at 3.375% per annum on the $750m 7-year bonds. The bonds were issued on 22 October 2021, are repayable on 1 November 2028 and are US dollar-based.
Rated bonds - issued October 2020	693	692	—
Semi-annual coupons are paid at 3.75% per annum on $700m 10-year bonds. The bonds were issued on 1 October 2020, are repayable on 1 October 2030 and are US dollar-based.
Rated bonds - issued April 2010	296	295	1,003
Semi-annual coupons are paid at 6.5% per annum on $300m 30-year bonds. The $300m bonds are repayable in April 2040. The bonds are US dollar-based.
Rated bonds - issued July 2012	—	764	762
Semi-annual coupons were paid at 5.125% per annum on the $750m 10-year bonds. The bonds were issued on 30 July 2012 and were repaid during October 2021 and November 2021. The bonds were US dollar-based.

Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF)	31	—	15
The Facility consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at $500m with a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. The facility was issued on 23 October 2018 and is available until 23 October 2023.

Syndicated loan facility (R1bn)			72
During 2020 the facility was cancelled.
Siguiri revolving credit facilities ($65m)	35	67	67
Interest paid at 8.5% above LIBOR. The facility was issued on 23 August 2016, and is available until 3 May 2022 and is US dollar-based.
Geita revolving credit facility ($150m)		113	114
Multi-currency RCF consisting of a Tanzanian shilling component which was capped at the equivalent of US$45m. Interest on this component was paid at 12.5%. Interest on the remaining USD component was paid at LIBOR plus 6.7%. The facility was cancelled during December 2021.

Geita revolving credit facility ($150m) - 2021	110
A multi-currency RCF was entered into during December 2021, consisting of a Tanzanian shilling component which is capped at the equivalent of US$87m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

Total borrowings (note 33)	1,909	1,931	2,033
Current portion of borrowings (note 34)	(51)	(142)	(734)
Total non-current borrowings (note 34)	1,858	1,789	1,299

Amounts falling due
Within one year	51	142	734
Between one and two years	31	812	110
Between two and five years	110	—	898
After five years	1,717	977	291
(note 33)	1,909	1,931	2,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
IBOR linked borrowings

The IBOR Phase 2 amendments became effective on 1 January 2021. The amendments had no material impact on the group financial statements as management is in the process of negotiating new reference rates on the IBOR linked borrowings, with bank syndicates.

The table below provides further detail on revolving credit facilities (RCFs) which reference LIBOR. These facilities have yet to transfer to an alternative benchmark interest rate:

Figures in millions - US Dollar	Carrying value at 31 December 2021	Repayable within one year	Repayable within one to two years
Siguiri revolving credit facility ($65m) (1)	35	35	—
Geita revolving credit facility ($150m) (2)	63	—	—
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF) (3)	—	—	—

(1) The Siguiri RCF currently bears interest at LIBOR plus 8.5%. At 31 December 2021, $30m of the facility was undrawn. The Siguiri RCF matures in May 2022.

(2) The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$87m and this component bears interest at 12.5%. The remaining component bears interest at LIBOR plus 6.7%. The equivalent of $40m was undrawn under the Geita RCF at 31 December 2021. The Geita RCF facility matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

(3) At 31 December 2021, an equivalent of $33m was drawn under the AUD portion of the $1.4bn multi-currency RCF, which bears interest at BBSY plus 1.45%. At 31  December 2021, the USD portion of the $1.4bn multi-currency RCF, bearing interest at LIBOR plus 1.45%, was undrawn. The $1.4bn RCF is available until October 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US Dollars
Figures in millions	2021	2020	2019

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	1,829	1,884	1,893
Australian dollar	33	—	21
SA rand	—	—	72
Tanzanian shillings	47	47	47
(notes 33)	1,909	1,931	2,033

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility (R2.5bn) - SA rand (1)			179
Syndicated revolving credit facility (R1.4bn) - SA rand (2)			100
FirstRand Bank Limited (R150m; 2020: R500m; 2019: R750m) - SA rand	10	34	54
Multi currency syndicated revolving credit facility ($1.4bn) - US Dollar	1,367	1,400	1,379
Revolving credit facility - $150m	40	41	40
Revolving credit facility - $65m	30	—	—
	1,447	1,475	1,752

Change in liabilities arising from financing activities:
Reconciliation of borrowings (excluding lease liabilities) (3):
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance	1,931	2,033	2,050
Proceeds from borrowings	822	2,226	168
Repayment of borrowings	(820)	(2,310)	(123)
Finance costs paid on borrowings	(115)	(114)	(122)
Deferred loan fees	(4)	4	(7)
Other borrowing fees	(11)	(15)
Interest charged to the income statement	106	115	127
Reclassification of finance leases to lease liabilities	—	—	(60)
Translation	—	(8)	—
Closing balance	1,909	1,931	2,033

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings	115	114	122
Capitalised finance cost	(14)	(17)	(6)
Commitment fees, utilisation fees and other borrowing costs	10	13	12
Total finance costs paid	111	110	128

(1) R2.5bn Syndicated loan facility issued December 2017 was cancelled on 23 October 2020.

(2) R1.4bn Syndicated loan facility issued July 2015 was cancelled on 19 February 2020.

(3) Refer note 14 for changes in lease liabilities arising from financing activities.

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25    ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	US Dollars
Figures in millions	2021	2020	2019

Environmental rehabilitation obligations

Provision for decommissioning
Balance at beginning of year	219	196	237
Charge to income statement	3	—	—
Change in estimates(1)	(8)	17	29
Unwinding of decommissioning obligation	3	2	10
Transfer to assets and liabilities held for sale	—	—	(81)
Utilised during the year	—	—	(1)
Translation	(2)	4	2
Balance at end of year	215	219	196

Provision for restoration
Balance at beginning of year	440	423	385
Charge to income statement	(3)	2	(1)
Change in estimates(1)	29	15	50
Unwinding of restoration obligation	6	4	9
Transfer to assets and liabilities held for sale	—	—	(15)
Utilised during the year	(10)	(11)	(5)
Translation	(4)	7	—
Balance at end of year	458	440	423

Provision for silicosis
Balance at beginning of year	49	54	47
Change in estimates	1	4	(1)
Transfer (to) from short term provisions included in trade, other payables and provisions	(5)	(1)	6
Unwinding of silicosis provision	3	4	5
Utilised during the year	(10)	(9)	(5)
Translation	(4)	(3)	2
Balance at end of year	34	49	54

Other provisions(2)
Balance at beginning of year	23	24	158
Charge to income statement	14	12	39
Change in estimates	—	1	28
Transfer to assets and liabilities held for sale	—	—	(115)
Transfer (to) from short term provisions included in trade, other payables and provisions	(7)	3	(79)
Unwinding of other provisions	—	—	1
Utilised during the year	(6)	(13)	(11)
Translation	(2)	(4)	3
Balance at end of year	22	23	24

Total environmental rehabilitation and other provisions	729	731	697

Sensitivity analysis - Provision for decommissioning (3)
Assumed discount rates and cash flows have a significant impact on the amounts recognised in the statement of financial position. A 10% change in the discount rate and cash flows would have the following impact:
Effect of increase in assumptions:
10% change in discount rate	(5)	(3)	(4)
10% change in cash flows	21	22	20
Effect of decrease in assumptions:
10% change in discount rate	5	3	4
10% change in cash flows	(21)	(22)	(20)

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Sensitivity analysis - Provision for restoration (3)
Assumed discount rates and cash flows have a significant impact on the amounts recognised in the income statement. A 10% change in the discount rate and cash flows would have the following impact:
Effect of increase in assumptions:
10% change in discount rate	(5)	(3)	(6)
10% change in cash flows	46	44	42
Effect of decrease in assumptions:
10% change in discount rate	5	3	6
10% change in cash flows	(46)	(44)	(42)

Sensitivity analysis - Provision for silicosis (3)
Significant judgements are applied in estimating the costs required to settle any qualifying silicosis claims, the provision included in the Statement of financial position are based on certain assumptions which includes the number of claimants, take-up rates and disease progression rates. Considering actuarial guidance received, a 10% change in these assumptions would have the following impact:
Effect of increase in assumptions:
10% change in take-up rates	6	6	6
10% change in number of cases	6	6	6
10% change in disease progression rate	3	3	3
Effect of decrease in assumptions:
10% change in take-up rates	(6)	(6)	(6)
10% change in number of cases	(6)	(6)	(6)
10% change in disease progression rate	(3)	(3)	(3)

(1)The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2)Other provisions comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and a shareholder claim related to stamp duties. These liabilities are expected to be settled over the next two-to five-year period.

(3)The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount..

26    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

	US Dollars
Figures in millions	2021	2020	2019

Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees	71	77	93
Other defined benefit plans	6	6	7
	77	83	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

Figures in millions	2021	2020	2019
	US Dollars
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2021.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year	77	93	93
Interest cost	6	7	8
Benefits paid	(8)	(7)	(8)
Actuarial loss (gain)	1	(9)	(2)
Translation	(5)	(5)	2
Balance at end of year	71	79	93
Settlement gain	—	(2)	—
Net amount recognised	71	77	93

Components of net periodic benefit cost
Interest cost	6	7	8
Net periodic benefit cost	6	7	8
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate	9.79%	9.14%	9.15%
Expected increase in health care costs	7.23%	6.06%	7.25%

Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year	7.23%	6.06%	7.25%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.23%	6.06%	7.25%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost – 1% point increase	1	—	1
Effect on post-retirement benefit obligation – 1% point increase	5	4	7
Effect on total service and interest cost – 1% point decrease	—	—	(1)
Effect on post-retirement benefit obligation – 1% point decrease	(4)	(4)	(6)

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $8m to the post-retirement medical plan in 2022.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2022	8
2023	8
2024	8
2025	9
2026	9
Thereafter	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27    DEFERRED TAXATION

	US Dollars
Figures in millions	2021	2020	2019

Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets (owned)	442	373	370
Right-of-use assets	53	40	48
Inventories	13	20	24
Other	22	13	9
	530	446	451
Assets
Provisions	141	122	209
Lease liabilities	56	42	52
Tax losses	16	15	45
Other	11	28	9
	224	207	315
Net deferred taxation liability	306	239	136
Included in the statement of financial position as follows:
Deferred tax assets (1)	7	7	105
Deferred tax liabilities	313	246	241
Net deferred taxation liability	306	239	136
The movement on the net deferred tax balance is as follows:
Balance at beginning of year	239	136	315
Taxation of items included in income statement from continuing and discontinued operations	64	53	(189)
Taxation of non-current assets and liabilities included in discontinued operations	—	28	—
Taxation on items included in other comprehensive income	6	6	(2)
Transfer to non-current assets and liabilities held for sale	—	—	15
Translation	(3)	16	(3)
Balance at end of year	306	239	136
(1)    Deferred tax assets of $7m (2020: $7m; 2019: nil) were recognised for Obuasi, resulting from generated tax losses to be utilised against future taxable income. Deferred tax assets recorded in 2019 for South Africa, were fully derecognised during the fourth quarter of 2020 as part of the disposal of the South African assets and on consideration of future recovery.
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $1,800m (2020: $1,806m; 2019: $1,787m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28    TRADE, OTHER PAYABLES AND PROVISIONS

	US Dollars
Figures in millions	2021	2020	2019

Non-current
Other payables	7	8	15

Current
Trade payables	406	403	365
Accruals(1)	205	191	167
Short-term provisions	31	30	53
Other payables	5	3	1
	647	627	586
Total trade, other payables and provisions	654	635	601
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
(1)    Includes accrual for silicosis of $16m (2020: $12m; 2019: $11m) and retrenchments of $7m (2020: nil; 2019: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

29    TAXATION

	US Dollars
Figures in millions	2021	2020	2019

Balance at beginning of year	139	62	54
Refunds during the year	20	—	7
Payments during the year	(336)	(431)	(228)
Taxation of items included in the income statement	248	562	298
Offset of VAT and other taxes	(87)	(41)	(50)
Withholding tax transferred from (to) trade, other payables and provisions	7	(7)	—
Discounting of tax receivable	1	—	—
Transfer from tax receivable relating to North America	—	(4)	(10)
Translation	(2)	(2)	(9)
Balance at end of year	(10)	139	62
Included in the statement of financial position as follows:
Taxation asset included in trade, other receivables and other assets	(49)	(14)	(10)
Taxation liability	39	153	72
	(10)	139	62

30    CASH GENERATED FROM OPERATIONS

	US Dollars
Figures in millions	2021	2020	2019

Profit (loss) before taxation	958	1,589	619
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	—	—	(6)
Amortisation of tangible and right of use assets (note 4)	474	568	580
Amortisation of intangible assets (note 4)	3	2	3
Finance costs and unwinding of obligations (note 6)	116	177	172
Environmental, rehabilitation, silicosis and other provisions	(20)	(50)	(6)
Impairment and derecognition of assets	7	1	3
Profit on sale of assets	(22)	(2)	—
Other expenses (income)	61	51	41
Interest income	(58)	(27)	(14)
Share of associates and joint ventures’ (profit) loss (note 7)	(249)	(278)	(168)
Other non-cash movements	30	35	43
Movements in working capital	53	(238)	(165)
	1,353	1,828	1,102
Movements in working capital:
Decrease (increase) in inventories	58	(83)	(67)
Increase in trade, other receivables and other assets	(49)	(163)	(138)
Increase in trade, other payables and provisions	44	8	40
	53	(238)	(165)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31    RELATED PARTIES

	US Dollars
Figures in millions	2021	2020	2019

Material related party transactions were as follows (not attributable):

Sales and services rendered to related parties
Associates	7	11	19
Joint ventures	—	8	7

Purchases and services acquired from related parties
Associates	14	20	12
Joint ventures	—	1	1

Outstanding balances arising from sale of goods and services due by related parties
Associates	7	11	19
Joint ventures	—	—	1
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

In the event of a change in control becoming effective, the executive management team will in certain circumstances be subject to both the notice period and the change in control contract terms. The notice period applied per category of executive and the change in control periods as at 31 December 2021 were as follows:

Executive Committee member	Notice Period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Directors and other key management personnel
Executive directors’ and prescribed officers’ remuneration
Key management remuneration includes directors and prescribed officers that held office in the current year. For disclosure of the remuneration of key management in the prior year, refer to the disclosure provided in the prior year annual financial statements.
The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2021.

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

Single total figure of remuneration	Base Salary		Pension scheme benefits	Cash in lieu of dividends	Other benefits(2)	Awards earned during the period reflected but not yet settled		Other Payments	Single total figure of remuneration
	ZAR denominated portion	USD/AUD denominated portion(1)				DSP awards(3)	Sign-on awards granted		2021		2020	2019
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000		ZAR '000	ZAR '000	USD '000(15)	USD '000(15)	USD '000(15)
Executive directors
A Calderon(4)	—	7,821	2,066	—	156	20,481	10,289	—	40,813	2,761	—	—
KC Ramon(5)	6,104	4,324	864	67	525	7,652	—	22,974	42,510	2,875	3,138	5,097
Total executive directors	6,104	12,145	2,930	67	681	28,133	10,289	22,974	83,323	5,636	3,138	5,097

Prescribed officers
SD Bailey	4,648	3,062	—	30	1,246	15,752	—	—	24,738	1,673	2,019	2,190
I Boninelli(6)	4,725	—	—	—	131	4,091	—	—	8,947	605	—	—
VA Chamberlain (7)	1,047	252	137	—	29	7,228	—	264	8,957	606	—	—
PD Chenard(8)	440	335	—	—	1,489	—	—	—	2,264	153	1,250	3,292
GJ Ehm(9)	—	10,392	291	54	1,548	6,359	—	—	18,644	1,261	2,673	4,742
L Eybers	—	10,760	291	52	1,578	21,189	—	—	33,870	2,291	2,686	4,659
MC Godoy(10)	—	1,882	141	—	358	4,782	35,072	—	42,235	2,857	—	—
I Kramer(11)	2,408	—	301	15	48	5,459	—	602	8,833	598	468	—
L Marwick(12)	4,706	1,828	629	13	271	13,735	—	—	21,182	1,433	1,241	—
S Ntuli(13)	5,415	3,567	756	36	2,239	5,358	—	17,599	34,970	2,365	2,322	2,565
TR Sibisi(14)	1,144	758	242	47	14	—	—	4,406	6,611	447	1,831	3,514
Total prescribed officers	24,533	32,836	2,788	247	8,951	83,953	35,072	22,871	211,251	14,289	14,490	20,962
(1)    Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.
(2)    Other benefits include health care, group personal accident cover, group life cover, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(3)    The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a 3 to 5-year period in equal tranches.
(4)    A Calderon was appointed as executive director and CEO with effect from 1 September 2021. All payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period.
(5)    KC Ramon was appointed as Interim CEO from 1 September 2020 to 31 August 2021. Included in the DSP awards is the DSP cash bonus and share award for 2021 calculated on the CFO role for 4 months. Other payments reflect the acting allowance paid and the DSP cash bonus and share award for the acting period of 8 months calculated on the CEO percentage bonus opportunity.
(6)    I Boninelli was appointed as Executive Group Human Resources Consultant and prescribed officer effective 1 April 2021. All payments, including salary, DSP awards (cash bonus only) and other benefits, were pro-rated and aligned to the appointment period.
(7)    VA Chamberlain was appointed as Interim Chief Development Officer and prescribed officer effective 1 October 2021. All payments, including salary, pension and other benefits, were pro-rated and aligned to the appointment period. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his Senior Vice President (SVP) salary including 3 months acting allowance). Other payments reflect the acting allowance for the acting period from 1 October to 31 December 2021.
(8)    PD Chenard retired as EVP: Strategy and Corporate Development and prescribed officer with effect from 31 January 2021. All payments, including salary and other benefits, were pro-rated and aligned to retirement date.
(9)    GJ Ehm retired as EVP: Group Planning and Technical and prescribed officer with effect from 31 December 2021. All payments, including salary, pension, DSP awards (cash bonus only) and other benefits, were aligned to retirement date.
(10)    MC Godoy was appointed as Chief Technology Officer and prescribed officer effective 15 October 2021. All payments, including salary, DSP awards, pension, and other benefits, were pro-rated and aligned to the appointment period.
(11)    I Kramer was appointed as Interim CFO and prescribed officer from 1 September 2020 to 31 August 2021. All payments, including pension and other benefits, were pro-rated aligned to the acting period for 2021. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his normal SVP salary plus 8 months acting allowance on the SVP target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1 January to 31 August 2021.
(12)    L Marwick’s 2021 earnings are for a full financial year as compared to 2020 earnings which were prorated as she was promoted and appointed as a prescribed officer effective 1 July 2020.
(13)    S Ntuli separated due to operational requirements effective 31 December 2021. All payments, including salary, pension, DSP awards (cash bonus only) and other benefits, were aligned to separation date. Other payments include separation payments.
(14)    TR Sibisi resigned as EVP: Group Human Resources and prescribed officer effective 1 April 2021. All payments, including salary, pension and other benefits, were pro-rated and aligned to 1 April 2021. Included in other payments is payment in lieu of unworked notice period from 1 April 2021 to 30 September 2021.
(15)    Convenience conversion to USD at the year-to-date average exchange rate of $1: R14.7842 (2020: $1:R16.4506; 2019: $1:R14.445).

Directors and other key management personnel CONTINUED

Total cash equivalent received reconciliation	Single total figure of remunera- tion	Awards earned during the period reflected but not yet settled		DSP 2020 cash portion settled	BSP, CIP, DSP and LTIP share awards settled			Sign-on cash settled			Sign-on shares settled			Total cash equivalent received reconciliation
		DSP awards(1)	Sign-on awards granted		Grant fair value(2)	Market movement since grant date(2)	Vesting fair value(2)	Grant fair value(2)	Currency move- ment since grant date(2)	Settlement fair value(2)	Grant fair value(2)	Market move- ment since grant date(2)	Vesting fair value(2)	2021		2020	2019
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	USD '000(3)	USD '000(3)	USD '000(3)
Executive directors
A Calderon	40,813	(20,481)	(10,289)	—	—	—	—	10,289	—	10,289	—	—	—	20,332	1,375	—	—
KC Ramon	42,510	(28,907)	—	11,479	7,751	1,596	9,347	—	—	—	—	—	—	34,429	2,329	4,278	3,057
Total executive directors	83,323	(49,388)	(10,289)	11,479	7,751	1,596	9,347	10,289	—	10,289	—	—	—	54,761	3,704	4,278	3,057

Prescribed officers
SD Bailey	24,738	(15,752)	—	6,793	3,892	504	4,396	—	—	—	—	—	—	20,175	1,365	1,508	1,041
I Boninelli	8,947	(4,091)	—	—	—	—	—	—	—	—	—	—	—	4,856	328	—	—
VA Chamberlain	8,957	(7,228)	—	—	2,099	425	2,524	—	—	—	—	—	—	4,253	288	—	—
PD Chenard	2,264	—	—	7,977	2,624	(151)	2,473	—	—	—	6,513	3,644	10,157	22,871	1,547	2,204	900
GJ Ehm	18,644	(6,359)	—	9,465	6,912	1,468	8,380	—	—	—	—	—	—	30,130	2,038	3,843	2,536
L Eybers	33,870	(21,189)	—	9,402	6,683	1,376	8,059	—	—	—	—	—	—	30,142	2,039	3,756	2,082
MC Godoy	42,235	(4,782)	(35,072)	—	—	—	—	4,583	—	4,583	—	—	—	6,964	471	—	—
I Kramer	8,833	(5,459)	—	2,434	1,772	340	2,112	—	—	—	—	—	—	7,920	536	98	—
L Marwick	21,182	(13,735)	—	4,760	1,543	262	1,805	—	—	—	—	—	—	14,012	948	231	—
S Ntuli	34,970	(5,358)	—	7,593	6,278	1,637	7,915	—	—	—	—	—	—	45,120	3,052	1,862	1,160
TR Sibisi	6,611	—	—	5,849	5,399	1,132	6,531	—	—	—	—	—	—	18,991	1,285	2,835	2,249
Total prescribed officers	211,251	(83,953)	(35,072)	54,273	37,202	6,993	44,195	4,583	—	4,583	6,513	3,644	10,157	205,434	13,897	16,337	9,968
Notes
(1)    The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a 3 to 5 year period in equal tranches.
(2)    Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, DSP 2020 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.
(3)    Convenience conversion to USD at the year-to-date average exchange rate of $1:R14.7842 (2020: $1:R16.4506; 2019: $1:R14.445).

KPM Dushnisky resigned effective 1 September 2020 and on 28 February 2021 was paid the balance of his 12-month notice period of $2.8m which included his DSP FY 2020 cash bonus (Single total figure of remuneration – 2020: $3.3m; 2019: $6.3m). Payment made in the current year is aligned to the standard terms and conditions of termination.

Details of the share incentive scheme awards are included below.

Sign-on share awards

	Balance at 1 January 2021	Granted	Vested deemed settled	Forfeited/ Lapsed	Balance at 31 December 2021	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2021(3)
						ZAR '000	ZAR '000	ZAR '000

Prescribed officers
PD Chenard	32,476	—	32,476	—	—	—	10,157	—
M Godoy	—	107,353	—	—	107,353	30,489	—	35,287
Total prescribed officers	32,476	107,353	32,476	—	107,353	30,489	10,157	35,287
Other management(4)	87,939	5,449	87,939	896	4,553	1,415	27,277	1,497
Total sign-on share awards	120,415	112,802	120,415	896	111,906	31,904	37,434	36,784
(1)    The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a 2 to 3-year period in equal tranches in accordance with the JSE Listings Requirements.
(2)    Vested awards represents the value received on settlement date.
(3)    The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)    The awards for other management include awards for Mr KPM Dushnisky who stepped down as executive director in 2020.

Directors and other key management personnel CONTINUED
DSP awards

	Balance at 1 January 2021	Granted	Vested, deemed settled	Forfeited/ Lapsed	Balance at 31 December 2021	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2021(3)
						ZAR '000	ZAR '000	ZAR '000

Executive directors
KC Ramon	134,421	79,541	30,475	—	183,487	24,576	9,347	60,312
Total executive directors	134,421	79,541	30,475	—	183,487	24,576	9,347	60,312

Prescribed officers
SD Bailey	52,433	51,929	14,325	—	90,037	16,045	4,396	29,595
VA Chamberlain(4)	19,889	15,498	8,228	—	27,159	4,788	2,524	8,927
PD Chenard	40,251	—	8,050	—	32,201	—	2,473	10,584
GJ Ehm	120,204	73,218	27,321	—	166,101	22,622	8,380	54,597
L Eybers	115,886	72,734	26,272	—	162,348	22,473	8,058	53,364
I Kramer	12,892	11,816	6,884	—	17,824	3,651	2,112	5,859
L Marwick	11,482	36,223	5,884	—	41,821	11,192	1,805	13,747
S Ntuli	62,114	58,047	25,226	—	94,935	17,935	7,915	31,205
TR Sibisi(5)	93,775	—	21,291	72,484	—	—	6,531	—
Total prescribed officers	528,926	319,465	143,481	72,484	632,426	98,706	44,194	207,878
Other management(6)	1,442,976	786,342	691,212	250,330	1,287,776	242,956	212,629	423,292
Total DSP awards	2,106,323	1,185,348	865,168	322,814	2,103,689	366,238	266,170	691,482
(1)    The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date, 24 February 2021.
(2)    The fair value of vested awards represents the value deemed received on settlement date.
(3)    The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)    Opening balances were included as part of Other Management.
(5)    Share awards lapsed due to resignation.
(6)    The awards for other management include awards for Ms ME Sanz for 2020 and Mr KPM Dushnisky who stepped down as executive director in 2020.

Non-Executive Directors’ fees and allowances

The board received a 2% inflationary increase for 2021. This increase was based on the US inflation rate in 2021, in line with market practice. This is the first increase Non-Executive Directors have received since 2014.

The table below details the fees payable to Non-Executive Directors in accordance with the Company’s shareholder approved policy together with allowances paid in the year:

					Figures in thousands	Figures in thousands
	Director fees(1)	Committee fees	Travel allowance	Total	Total	Total
US Dollars	2021				2020	2019

M Ramos (Chairperson)	359,350	92,000	—	451,350	202	107
R Gasant (Lead independent director)	179,900	116,500	—	296,400	223	193
KOF Busia	139,300	93,500	7,500	240,300	103	—
AM Ferguson	139,300	103,000	12,500	254,800	197	217
AH Garner	139,300	53,500	8,750	201,550	174	196
N Magubane	139,300	38,500	—	177,800	171	—
MDC Richter	139,300	103,000	7,500	249,800	209	230
JE Tilk	139,300	130,500	8,750	278,550	206	231
Total fees for 2021	1,375,050	730,500	45,000	2,150,550	1,485	1,174
(1)    Includes the annual base fee paid to NEDs as well as fees paid for special board meetings.

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

	31 December 2021 Beneficial holding		31 December 2020 Beneficial holding		31 December 2019 Beneficial holding
US Dollars	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive directors
KOF Busia(1)	2,000
AM Ferguson(1)	5,000
MDC Richter(1)	10,300		9,300	—	9,300	—
AH Garner(1)	17,500		17,500	—	17,500	—
Total	34,800	—	26,800	—	26,800	—
Executive directors
A Calderon (1)(2)	4,690	—	—	—	—	—
KC Ramon	91,949	—	91,949	—	59,124	—
Total	96,639	—	91,949	—	59,124	—
Prescribed officers
SD Bailey(1)	12,867	—	8,609	—	1,190	—
GJ Ehm(2)	26,125	12,213	50,443	12,213	35,058	16,213
L Eybers(2)	28,466	—	28,466	—	18,164	—
S Ntuli	6,421	—	6,421	—	—	—
Total	73,879	12,213	93,939	12,213	54,412	16,213
Grand total	205,318	12,213	212,688	12,213	140,336	16,213
(1)Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)Held on the Australian securities exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the Company’s registered and corporate office.

Subsequent to 31 December 2021

Changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group's DSP scheme, after 31 December 2021 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holding

Executive Directors
KC Ramon	7 March 2022	Off market exercise of vested share awards to retain 26,751 shares	50,000	Direct
	7 March 2022	On-market sale of shares to fund tax liability in relation to costs incurred in exercise of vested share awards	23,249	Direct

Prescribed officers
M Godoy	1 March 2022	Off market award of the first tranche of the sign-on bonus to retain 32,643 shares	48,309	Direct
	2 March 2022	On-market sale of shares to fund tax liability in relation to costs incurred with the sign-on awards	15,666	Direct

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	US Dollars
Figures in millions	2021	2020	2019

Capital commitments
Acquisition of tangible assets
Contracted for	146	120	161
Not contracted for	547	367	426
Authorised by the directors	693	487	587
Allocated to:
Project capital
- within one year	337	216	288
- thereafter	64	71	162
	401	287	450
Stay-in-business capital
- within one year	292	200	117
- thereafter	—	—	20
	292	200	137
Share of underlying capital commitments of joint ventures included above	4	12	2
Purchase obligations
Contracted for
- within one year	423	391	506
- thereafter	624	882	579
	1,047	1,273	1,085

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

The credit facilities contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

	US Dollars
Figures in millions	2021	2020	2019
Contingent liabilities
Litigation - Ghana(1)(2)	—	97	97
	—	97	97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    Contractual commitments and contingencies (continued)
Litigation claims

(1)Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement in November 2012. In February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and held an arbitration management meeting to address initial procedural matters in July 2019. In May 2020, the Ghana Arbitration Centre granted MBC’s request to stay the arbitral proceedings indefinitely to enable it and AGAG to explore a possible settlement. On 12 April 2021, the parties executed a settlement agreement to resolve the matter at no cost to either of the parties.

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

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 10.

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
•ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk of fluctuations in the Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates.

Net open hedge position as at 31 December 2021

The group had no commitments against future production potentially settled in cash.

Interest rate and liquidity risk

The group manages liquidity risk by ensuring that it has sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the group's short, medium and long term funding and liquidity management requirements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The contractual maturities of financial liabilities, including interest payments, are as follows:

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2021	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Trade and other payables	647		7		—		—		654
Borrowings	119		115		332		2,169		2,735
- In USD	113	4.3	76	4.2	280	4.1	2,169	4.1	2,638
- In AUD	—	1.5	33	1.5	—	—	—	—	33
- TZS in USD equivalent	6	12.5	6	12.5	52	12.5	—	—	64
2020
Trade and other payables	627		8		—		—		635
Borrowings	205		901		137		1,414		2,657
- In USD	158	5.0	901	5.0	137	4.6	1,414	4.6	2,610
- TZS in USD equivalent	47	12.5	—	—	—	—	—	—	47
2019
Trade and other payables	586		15		—		—		601
Borrowings	802		185		1,012		602		2,601
- In USD	790	5.8	132	6.0	913	6.1	602	6.5	2,437
- AUD in USD equivalent	—	2.3	—	2.3	22	2.3	—	—	22
- TZS in USD equivalent	6	12.5	47	12.5	—	—	—	—	53
- ZAR in USD equivalent	6	8.1	6	8.1	77	8.1	—	—	89

The table below provides a breakdown of the contractual maturities including interest payments of the lease liabilities.

	Within one year		Between one and two years		Between two and five years		After five years		Total
2021	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Lease liabilities	68		50		74		10		202
- In USD	32	2.3	19	2.3	13	2.3	—	—	64
- AUD in USD equivalent	24	4.6	23	4.6	51	4.6	10	4.6	108
- BRL in USD equivalent	10	11.0	7	11.0	6	11.0	—	—	23
- ZAR in USD equivalent	2	5.9	1	5.9	4	5.9	—	—	7
2020
Lease liabilities	42		31		68		19		160
- In USD	10	6.1	4	6.1	6	6.1	—	—	20
- AUD in USD equivalent	22	4.7	21	4.7	58	4.7	19	4.7	120
- BRL in USD equivalent	7	8.4	5	8.4	4	8.4	—	—	16
- ZAR in USD equivalent	3	9.8	1	9.8	—	—	—	—	4
2019
Lease liabilities	51		33		54		56		194
- In USD	22	7.0	4	7.0	8	7.0	1	7.0	35
- AUD in USD equivalent	22	3.5	22	3.5	42	3.5	55	3.5	141
- BRL in USD equivalent	3	6.8	3	6.8	3	6.8	—	—	9
- ZAR in USD equivalent	4	9.8	4	9.8	1	9.8	—	—	9

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The combined maximum credit risk exposure of the group is as follows:

	US Dollars
Figures in millions	2021	2020	2019

Other investments (1)	1	2	67
Trade and other receivables	87	95	57
Cash restricted for use (note 21)	58	73	64
Cash and cash equivalents (note 22)	1,154	1,330	456
Total financial assets	1,300	1,500	644
(1) Included in other investments are amounts transferred to held for sale nil (2020 : nil; 2019: $63m).

Trade and other receivables, that are past due but not impaired totalled $18m (2020: $12m; 2019: $15m).

Trade receivables mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

The maximum exposure to credit risk for all other financial instruments are approximated by their carrying values.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group’s other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Figures in millions - US Dollars	2021		2020		2019
Financial assets
Other investments (1)	117	117	188	188	170	170
Financial liabilities
Borrowings (note 24)	1,909	2,011	1,931	2,131	2,033	2,135
(1) Included in other investments are amounts transferred to held for sale nil (2020: nil; 2019: $84m)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short term nature.

Other Investments
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The following table sets out the group’s financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument
Assets measured at fair value on a recurring basis

Figures in millions - US Dollars	Level 1	Level 2	Level 3	Total
	2021

Equity securities - FVTOCI	116	—	—	116
Deferred compensation asset	—	—	25	25

	2020
Deferred compensation asset	—	—	28	28
Equity securities - FVTOCI	186	—	—	186
	2019
Equity securities - FVTOCI	82	—	—	82
Equity securities - FVTPL	21	—	—	21

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

The two components of the deferred compensation assets are calculated as follows:
a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $25m is recognised in the statement of financial position as at 31 December 2021.

b. $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Mineral Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 31 December 2021, no portion of deferred compensation below infrastructure has been included in the deferred compensation asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

Figures in millions - US Dollars		2021
Opening balance		28
Unwinding of the deferred compensation asset		2
Changes in estimates - fair value adjustments (1)		(3)
Translation		(2)
Closing balance (2)		25
(1) Included in the Income statement in foreign exchange and fair value adjustments
(2) Included in the Statement of financial position in non-current trade, other receivables and other assets

Sensitivity analysis
The table below illustrates the impact on the fair value of the deferred compensation asset resulting from an increase / decrease in production estimates over the remaining period used in the weighted probability calculation.

	Percentage change in number of ounces	Change in deferred compensation asset $m
Effect of changes in assumptions
Increase in number of ounces	+10%	3
Decrease in number of ounces	-10%	(3)

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

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $10m for a current carrying value of the liability of AUD $138m. At Iduapriem, we have provided a bond comprising of a cash component of $11m with a further bond guarantee amounting to $39m issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $54m. At Obuasi, we have provided a bond comprising of a cash component of $21m with a further bank guarantee amounting to $30m issued amongst Stanbic Bank Ghana Limited for $13m and Standard Chartered Bank Ghana PLC (SCB) for $17m for a current carrying value of the liability of $217m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

Sensitivity analysis
Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.
The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented. The expected impact on the Group's profit or loss and equity is fairly reflected within the "Change in interest" amount.

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2021
Financial assets
USD denominated	100	3	3
AUD denominated	150	1	1
CAD denominated	100	4	5
Financial liabilities
TZS denominated	250	2,692	1
AUD denominated	150	1	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2020
Financial assets
USD denominated	100	6	6
AUD denominated	150	1	1
ARS denominated	250	121	1
Financial liabilities
TZS denominated	250	2,730	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2019
Financial assets
USD denominated	100	1	1
ZAR denominated	150	1	1
Financial liabilities
TZS denominated	250	2,704	1
ZAR denominated(1)	150	15	1
AUD denominated	100	1	1

(1) This is the only interest rate for the Company

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

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
		US$ Million		US$ Million		US$ Million
	2021		2020		2019
Borrowings
ZAR denominated (R/$)	Spot (+R1.50)	—	Spot (+R1.50)	—	Spot (+R1.50)	(7)
TZS denominated (TZS/$)	Spot (+TZS250)	(5)	Spot (+TZS250)	(5)	Spot (+TZS250)	(5)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(2)	Spot (+AUD0.1)	—	Spot (+AUD0.1)	(1)
ZAR denominated (R/$)	Spot (-R(1.5))	—	Spot (-R(1.5))	—	Spot (-R(1.50))	9
TZS denominated (TZS/$)	Spot (-TZS(250))	6	Spot (-TZS(250))	6	Spot (-TZS(250))	6
AUD denominated (AUD/$)	Spot (-AUD(0.1))	2	Spot (-AUD(0.1))	—	Spot (-AUD(0.1))	1

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

A full analysis of the borrowings as presented on the statement of financial position is included in note 24. During October and November 2021 the $750m rated bonds due 2022 issued during July 2012, were redeemed. During October 2021 the Company concluded a 7-year $750m bond offering, priced at 3.375% per annum due 2028. The bonds were issued on 22 October 2021 with interest accruing from that date. Coupons are payable on a semi-annual basis payable in May and November each year and the bonds are repayable on 1 November 2028.

The $300m, $700m and the new $750m rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

During December 2021, the group entered into a new syndicated three-year unsecured multi-currency revolving credit facility of $150m. Facility A is a US dollar- based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian Shilling facility capped at the approximate equivalent of $87m with interest charged at a margin of 5% plus a reference rate as determined by the lending agent. The facility is repayable at either 26 August 2024 or 17 December 2024 depending on the fulfilment of certain conditions in the borrowing agreement.

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

Amounts are converted to US dollar at year end exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    Capital Management (continued)

Gearing ratio (Adjusted Net debt to Adjusted EBITDA)

	US Dollars
Figures in millions	2021	2020	2019

Adjusted net debt from continuing operations
Borrowings - non-current portion (note 24)	1,858	1,789	1,299
Lease liabilities - non-current portion (note 14)	124	116	126
Borrowings - current portion (note 24)	51	142	734
Lease liabilities - current portion (note 14)	61	37	45
Total borrowings	2,094	2,084	2,204
Less: cash and cash equivalents (note 22)	(1,154)	(1,330)	(456)
Net debt	940	754	1,748

Adjustments:
IFRS16 lease adjustments	(149)	(106)	(119)
Unamortised portion of borrowing costs	32	22	16
Cash restricted for use (note 21)	(58)	(73)	(64)
Adjusted net debt	765	597	1,581

The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula.
Adjusted EBITDA from continuing operations
Profit (loss) before taxation	958	1,589	619
Add back:
Finance costs and unwinding of obligations (note 6)	116	177	172
Interest income	(58)	(27)	(14)
Amortisation of tangible, intangible and right of use assets (note 4)	477	570	583
Other amortisation	4	6	6
Associates and joint ventures’ adjustments for amortisation, interest and taxation	183	168	149
EBITDA	1,680	2,483	1,515

Adjustments:
Foreign exchange and fair value adjustments	43	—	12
Dividend income	—	(2)	—
Retrenchment and related costs	20	2	7
Care and maintenance costs (note 5)	45	—	47
Impairment, derecognition of assets and (profit) loss on disposal	(11)	1	6
Profit on disposal of joint ventures	—	(19)	—
Premium on settlement of bonds	24	—	—
Loss (gain) on non-hedge derivatives and other commodity contracts	—	5	(5)
Associates and joint ventures’ share of costs	—	—	(2)
Adjusted EBITDA (as defined in the Revolving Credit Agreements)	1,801	2,470	1,580
Gearing ratio (Adjusted net debt to Adjusted EBITDA)	0.42:1	0.24:1	1.00:1
Maximum debt covenant ratio allowed per agreement	3.5:1	3.5:1	3.5:1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35    SUBSEQUENT EVENTS

AngloGold Ashanti Announces Completion of Acquisition of Corvus
On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (“Corvus”), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus. Under the terms of the arrangement, the shareholders of Corvus (other than the AGA group) received C$4.10 in cash per Corvus share.

The acquisition, deemed to be an asset acquisition under IFRS, resulted in a total consideration of $445m, including a non-cash consideration of $80m. The non-cash consideration represents the fair value of the 19.5% Corvus investment held by the group, prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The total consideration will be allocated to the acquired assets and assumed liabilities based on their estimated relative fair values on the acquisition date, which primarily consist of leased mineral properties and exploration results. Management is finalising the assessment of certain inputs and assumptions and gathering information that may impact the identification and fair value of the net assets.

Dividend declaration - On 22 February 2022, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 217 South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to 14 US cents).

PAGE LEFT BLANK INTENTIONALLY

KIBALI (JERSEY) LIMITED
Consolidated Financial Statements for the Three Years Ended
31 December 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Kibali (Jersey) Limited,
Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited (the “Company”) and subsidiaries as of December 31, 2021, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related Notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ((“PCAOB)”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

London, United Kingdom
29 March 2022

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2021, 2020 and 2019

		31 Dec	31 Dec	31 Dec
	Note	2021	2020	2019
		US$’000	US$’000	US$’000

REVENUE
Gold sales	4	1,469,221	1,440,328	1,122,940
Other income	5	1,208	2,204	170
TOTAL INCOME		1,470,429	1,442,532	1,123,110

COSTS AND EXPENSES
Mining and processing costs	6	688,086	670,138	688,796
Royalties		68,704	67,547	52,792
Exploration and corporate expenditure	7	5,848	6,274	13,686
Other expenses	5	33,246	37,477	6,021
TOTAL COSTS		795,884	781,436	761,295

Finance income	8	5,618	6,912	4,370
Finance costs	8	(5,913)	(6,460)	(3,973)
Finance income/(costs) – net		(295)	452	397
Share of profits of equity accounted joint venture	25	103	239	34
PROFIT BEFORE INCOME TAX		674,353	661,787	362,246

Income tax expense	9	(180,715)	(157,090)	(61,934)

PROFIT FOR THE YEAR		493,638	504,697	300,312
OTHER COMPREHENSIVE INCOME/(EXPENSE)
Gain/(Loss) on investment in marketable securities		(2)	6	(5)
TOTAL COMPREHENSIVE INCOME		493,636	504,703	300,307

PROFIT FOR THE YEAR
Attributable to:
Owners of the parent		461,271	472,533	288,401
Non-controlling interest		32,367	32,164	11,911
		493,638	504,697	300,312
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		461,269	472,539	288,396
Non-controlling interest		32,367	32,164	11,911
		493,636	504,703	300,307

The accompanying Notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT 31 DECEMBER 2021, 2020 and 2019

		31 Dec	31 Dec	31 Dec
	Note	2021	2020	2019
		US$’000	US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	10	1,811,291	1,846,746	1,892,847
Mineral properties	11	334,881	366,053	404,432
Long term ore stockpiles	14	—	36,875	52,685
Investment in associate		4
Investment in equity accounted joint venture	25	107	244	71
Other investments in joint venture	25	21,669	23,096	21,067
Total investment in joint venture	25	21,776	23,340	21,138
Trade and other receivables	13	192,507	185,768	140,987
Deferred tax asset	12	—	—	9,647
TOTAL NON-CURRENT ASSETS		2,360,459	2,458,782	2,521,736

CURRENT ASSETS
Inventories and ore stockpiles	14	107,951	90,487	95,003
Trade and other receivables	13	53,915	29,699	89,047
Investment in marketable securities		7	9	3
Cash and cash equivalents	22	1,115,359	944,233	452,692
TOTAL CURRENT ASSETS		1,277,232	1,064,428	636,745
TOTAL ASSETS		3,637,691	3,523,210	3,158,481

EQUITY AND LIABILITIES
Equity
Share capital	15	5	5	5
Share premium	15	2,523,612	2,523,612	2,523,612
Retained earnings		655,276	655,005	462,972
Other reserve		(38)	(36)	(42)
Equity attributable to owners of the parent		3,178,855	3,178,586	2,986,547
Non-controlling interest	16	68,110	55,743	23,579
TOTAL EQUITY		3,246,965	3,234,329	3,010,126

NON-CURRENT LIABILITIES
Loans and borrowings	17	1,839	—	1,507
Lease liabilities	17	41,839	50,457	43,821
Deferred tax liability	12	196,654	89,609	—
Provision for rehabilitation	18	29,026	28,364	25,516
TOTAL NON-CURRENT LIABILITIES		269,358	168,430	70,844

CURRENT LIABILITIES
Lease liabilities	17	13,909	14,674	11,105
Trade and other payables	19	97,109	66,881	45,460
Provision for rehabilitation	18	600	803	1,024
Current tax payable		9,750	38,093	19,922
TOTAL CURRENT LIABILITIES		121,368	120,451	77,511
TOTAL EQUITY AND LIABILITIES		3,637,691	3,523,210	3,158,481

The consolidated financial statements were approved by the Board of Directors on 29 March 2022 and signed on its behalf by:

Graham Shuttleworth
Director

The accompanying Notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2021, 2020 and 2019

					Total equity
					attributable	Non-
US$’000	Share	Share	Retained	Other	to owners of	controlling	Total
	capital	premium	earnings	reserves	the parent	interest	equity

Balance at 1 January 2019	5	2,523,612	324,571	(37)	2,848,151	11,668	2,859,819
Fair value movement on investment in marketable securities	—	—	—	(5)	(5)	—	(5)
Total other comprehensive expense	—	—	—	(5)	(5)	—	(5)
Net profit for the year	—	—	288,401	—	288,401	11,911	300,312
Total comprehensive income/(expense)	—	—	288,401	(5)	288,396	11,911	300,307
Dividend paid (1)	—	—	(150,000)	—	(150,000)	—	(150,000)
Balance at 31 December 2019	5	2,523,612	462,972	(42)	2,986,547	23,579	3,010,126

Balance at 1 January 2020	5	2,523,612	462,972	(42)	2,986,547	23,579	3,010,126
Fair value movement on investment in marketable securities	—	—	—	6	6	—	6
Total other comprehensive income	—	—	—	6	6	—	6
Net profit for the year	—	—	472,533	—	472,533	32,164	504,697
Total comprehensive income/(expense)	—	—	472,533	6	472,539	32,164	504,703
Dividend paid (1)	—	—	(280,500)	—	(280,500)	—	(280,500)
Balance at 31 December 2020	5	2,523,612	655,005	(36)	3,178,586	55,743	3,234,329

Balance at 1 January 2021	5	2,523,612	655,005	(36)	3,178,586	55,743	3,234,329
Fair value movement on investment in marketable securities	—	—	—	(2)	(2)	—	(2)
Total other comprehensive expense	—	—	—	(2)	(2)	—	(2)
Net profit for the year	—	—	461,271	—	461,271	32,367	493,638
Total comprehensive income	—	—	461,271	(2)	461,269	32,367	493,636
Dividend paid (1)	—	—	(461,000)	—	(461,000)	(20,000)	(481,000)
Balance at 31 December 2021	5	2,523,612	655,276	(38)	3,178,855	68,110	3,246,965

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

The accompanying Notes form part of these consolidated financial statements

(1) This balance relates to dividends declared and fully paid up to Shareholders in the period.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2021, 2020 and 2019

		31 Dec	31 Dec	31 Dec
		2021	2020	2019
		US$’000	US$’000	US$’000
Cash Flows From Operating Activities
Cash generated by operations	23	944,244	956,870	615,431
Interest received		3,327	4,158	2,683
Finance cost paid		(1)	(299)	(715)
Dividends received from equity accounted joint venture		495	65	156
Income tax paid		(84,575)	(32,121)	(6,193)
Withholding tax paid		(18,000)	—	—
Net cash flows generated by operating activities		845,490	928,673	611,362

Cash Flows Related to Investing Activities
Additions of property, plant and equipment		(168,762)	(132,229)	(120,202)
Drawdowns, interest and capital repayments from equity accounted joint venture		(37)	(468)	1,900
Net cash flows used in investing activities		(168,799)	(132,697)	(118,302)

Cash Flows Relating to Financing Activities
Payment of dividends		(481,000)	(280,500)	(150,000)
Principal paid on lease liabilities		(20,530)	(20,753)	(11,110)
Interest paid on lease liabilities		(4,035)	(3,182)	(3,153)
Net cash outflows through financing activities		(505,565)	(304,435)	(164,263)
Net increase in cash and cash equivalents		171,126	491,541	328,797
Cash and cash equivalents at the beginning of the year		944,233	452,692	123,895
Cash and cash equivalents at the end of the year		1,115,359	944,233	452,692

Cash and cash equivalents include the following for the purpose of the consolidated statement of cash flow:

Cash and cash equivalents		1,115,359	944,233	452,692
Bank overdrafts	19	(1,656)	—	—
Cash and cash equivalents		1,113,703	944,233	452,692

The accompanying Notes form part of these consolidated financial statements

1. STATEMENT OF DIRECTORS’ RESPONSIBILITIES
The Directors are responsible for preparing these special purpose consolidated financial statements for Kibali (Jersey) Limited and its subsidiaries as at December 31, 2021, 2020 and 2019 and for each of the three years in the period ended December 31, 2021, in conformity with lnternational Financial Reporting Standards as issued by the lnternational Accounting Standards Board. The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group, and for identifying and ensuring that the Group complies with the law and regulations applicable to their activities. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors confirm that suitable accounting policies have been used and applied consistently for the periods presented. They also confirm that reasonable and prudent judgments and estimates have been made in preparing these special purposes consolidated financial statements and that applicable accounting standards have been followed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
BASIS OF PREPARATION
The consolidated financial statements of Kibali (Jersey) Limited (the Company) and its subsidiaries and joint venture (the Group) have been prepared in accordance with International Financial Reporting Standards and Interpretations (IFRS) issued by the International Accounting Standards Board (IASB).

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

On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain the pandemic have had a significant effect on commodity prices and capital markets. We have adopted certain operating procedures to respond to Covid-19, and to date, our operations have not been significantly impacted by the pandemic.

In assessing the Group’s going concern status, the Directors have taken into account the impact of the current pandemic together with potential impacts associated with the current conflict in Ukraine and associated sanctions on Russia on its on-going operations, as well as the following factors and assumptions: the current cash position; the latest mine plans, the Group’s capital expenditure and the short-term gold price. Refer to Note 28 for further details on management’s assessment. After making appropriate enquiries and considering the uncertainties described above, the directors are satisfied, at the time of approving the financial statements, that it is appropriate to adopt the going concern basis in preparing the financial statements. The directors believe that the Group will be a going concern for at least the next 12 months from the date of approval of these financial statements based on forecasts and available cash resources.

NEW STANDARDS AND INTERPRETATIONS APPLIED
The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to 1 January 2021 which have been adopted by the Group for the first time this year, and had an immaterial or no impact.

Effective period commencing on or after
Amendments to Existing Standards
IFRS 4, 7,9,16 IAS 39	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2	1 Jan 2021
IFRS 4	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9	1 Jan 2021
IFRS 16	Amendments to IFRS 16 - Covid-19-Related Rent Concessions beyond 30 June 2021	1 Apr 2021

Certain new standards, amendments and interpretations to existing standards have been published and are relevant to the Group’s activities and are mandatory for the Group’s accounting periods beginning 1 January 2022, or later periods and which the Group has decided not to early adopt. These include the following, and are not expected to have any material impact:

Effective period commencing on or after
IFRS 17	Insurance contracts including amendments to IFRS 17	01-Jan-23
IAS 1	Amendments to IAS 1: Classification of Liabilities as Current or Non-current	01-Jan-23
IFRS 3, IAS 16 and IAS37	Amendments to IFRS 3: Business Combinations, IAS 16: Property, Plant and Equipment and IAS 37: Provisions, Contingency Liabilities and Contingency Assets	01-Jan-22
IFRS 1, IFRS 9, IFRS 16 and IAS 41	Annual Improvements to IFRS (2018-2020 Cycle)	01-Jan-23
IAS 8	Amendments to IAS 8 - Definition of Accounting Estimates	01-Jan-23
IAS 1	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting policies	01-Jan-23
IAS 12	Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	01-Jan-23
IFRS 17	Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 - Comparative Information	01-Jan-23

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

JOINT VENTURES (CONTINUED)

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION

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

INTANGIBLE ASSETS
Mineral properties
Mineral properties acquired are recognised at fair value at the acquisition date. Mineral properties are recognised at fair value if acquired as part of a business combination, otherwise they are recognised at cost if acquired as an asset. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties are amortised on units of production basis from the point at which the mine commences production (refer to ‘depreciation and amortisation’ policy below).

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
a.It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the Group;
b.The Group can identify the component of the ore body for which access has been improved; and
c.The costs relating to the stripping activity associated with that component or components can be measured reliably.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Depreciation and amortisation
Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis by using ounces produced to calculate depreciation.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories include ore stockpiles, gold in process and doré, and supplies and spares and are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the Group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 3g/t with a marginal ore cut-off grade of 0.5g/t

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LOM) processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design.

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

INTEREST/BORROWING COSTS

Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment. Borrowing costs are capitalised as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalised during any of the disclosure periods .

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Financial assets
On initial recognition, a financial asset is classified as measured at:
a.Amortised cost;
b.Fair value through other comprehensive income (FVTOCI) - equity instruments; or
c.FVTPL.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

No material uncertain income tax positions exist as at 31 December 2021, nor as at 31 December 2020 or 2019. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPLORATION AND EVALUATION COSTS (CONTINUED)

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

VALUE ADDED TAX (TVA)

Included in trade and other receivables (refer to Note 13) is a recoverable TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$163.2 million (2020: US$153.7 million) (2019: US$147.8 million) owing by the fiscal authorities in the DRC. The Group continues to seek recovery of TVA in the DRC, in line with the Mining Code. The carrying value of the receivable has been assessed considering factors such as the level of receipts and tax offsets in the period and to date, the impact of the settlement agreement reached in prior years, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgement exists in assessing recovery of these receivables as whilst the TVA balance is considered collectible, uncertainty exists regarding the timing of receipts and offsets.

Kibali reached an agreement in 2018, whereby the DRC Government agreed to redenominate historical TVA from Congolese Francs (CDF) into US dollars based on the historical exchange rates applicable at the date of original submissions of the overdue TVA. In early 2020, Kibali reached redenomination agreement for the period up to February 2020 that gave rise to a foreign exchange gain of $4.3 million recorded in the income statement (Note 5). During 2020, the DRC Government indicated that offsets and cash repayments would be suspended as a result of liquidity constraints due to the global COVID-19 pandemic. Kibali did not receive any cash repayments or offsets during 2021.

3. KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

VALUE ADDED TAX (TVA) (CONTINUED)

Given the continued delays in recovery, the outstanding receivable was discounted by US$57.3 million (2020: US$50.1 million) (2019: US$37.3 million) which required estimates as to the timing of future receipts and the level and timing of future offsets with reference to relevant taxes forecast under the mine plan, historical levels and other factors. The increase in the year was based on a probability weighted scenario analysis that takes into account numerous recoverability profiles, following the DRC Government’s decision in July 2020 to suspend offsets and cash repayments. A discount rate of 7.88% was applied to both the expected cash receipts and the amounts forecasted to be recovered through offsetting across all scenarios in the assessment. Within the scenarios, Management have assumed varying periods of delay in offsets, and have included staggered recovery profiles which reflects management’s best estimates. A 1% increase/decrease in the discount rate will increase/decrease the provision by US$6.1 million/US$6.3 million. Applying additional weighting based on management assessment of likelihood to the staggered recovery profiles would increase the provision by US$7.8 million.

CARRYING VALUES OF PROPERTY, PLANT, EQUIPMENT AND MINERAL PROPERTIES

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
a.The quantities of the proven and probable reserves and certain limited ore resources being those for which there is a high degree of confidence in economic extraction;
b.Future production levels;
c.Future commodity prices; including an oil forecast at US$70bbl (2020: US$65bbl) (2019: US$70bbl);
d.Future cash cost of production and capital expenditure associated with extraction of the reserves and certain limited ore resources in the approved mine plan;
e.Future gold prices – a gold price curve was used for the impairment calculations starting at a US$1 700/oz gold price (2020: US$1 700/oz) (2019: US$1 350/oz). A gold price of US$1 700/oz was used for the 2022 year (2023: $1 650/oz) (2024: $1 550/oz) (thereafter at US$1 500/oz);
f.A real discount rate equivalent to 8.6% (2020: 10.3%) (2019: 8.7%).

OPEN CAST MINE STRIPPING

The Group capitalises costs, associated with stripping activity, to expose the orebody, within mining assets. Judgement is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgement over the eligible costs. The Group capitalised US$36.5 million (2020 US$12.2 million) (2019: US$9.1 million) to stripping assets with a net book value of US$11.4 million (2020: US$19.1 million) (2019: US$8.6 million). The capitalised stripping costs relate to four open cast satellite pits Aerodrome, KCD, Sessenge and Gorumbwa. The Group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgement as to the relevant section of the orebody for depreciation.

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
2021 2020 2019
US$/oz 1,200(2) 1,200(3) 1,200

Changes in the gold price used could result in changes in the mineral reserve optimisation calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

DETERMINATION OF ORE RESERVES

The Group estimated its Mineral Reserves and Mineral Resources based on information compiled by qualified persons according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated with NI 43-101 since the 2019 financial year. Previously the Group based its estimates of ore reserves and mineral resources in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the 2012 JORC code). The change in basis of estimation, driven by requirements of the Toronto Stock Exchange following the Randgold and Barrick merger, did not result in a material impact to reserves and resources.

(2) A gold price range of US$1 200 to US$1 500/oz was used, pit dependant, with the majority (75%) at $1 200/oz
(3) A gold price range of US$1 000 to US$1 300/oz was used, pit dependant, with the majority (85%) at $1 200/oz

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

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value using a real risk free rate of 0% (2020: 0%) (2019: 0.5%) per annum, with cash flows adjusted for a market risk rate of 10% being the prevailing risk free interest rates at the time. The majority of expenditure is expected to be incurred at the end of the mine life. The Group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation (when nominal discount rate used).

For further information, including the carrying amounts of the liabilities, refer to Note 18. A 0.25% change in the discount rate on the Group’s rehabilitation estimates would result in an impact of US$1.0 million (2020: US$1.0 million at 0.25% real) (2019: US$1.0 million at 0.25% nominal) on the provision for environmental rehabilitation, and an impact of US$0.2 million (2020: US$0.2 million) (2019: US$0.2 million) on the statement of comprehensive income.

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

3. KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

RECOVERY OF DEFERRED TAX LIABILITY/ASSET

Management have recognised a deferred tax liability of US$196.7 million (2020: US$89.6 million deferred tax liability) (2019: US$9.6 million deferred tax asset). The Group had to apply judgement in determining the recoverable amount of deferred tax assets recognized in 2019. Deferred tax assets are recognised to the extent that their utilisation is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset was assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the applicable DRC tax code having due consideration to the tax stability protections, as detailed in the "DRC 2018 Mining Code" above. Although Kibali has a deferred tax liability in financial year 2021 accumulated losses carried forward, can still be utilised.

CASH HELD IN DRC

Judgment has been exercised in evaluating the extent to which expected credit losses apply in relation to cash balances held in the DRC. Refer to Note 22.

4. REVENUE

The company has disaggregated revenue into various categories in the following table, which is intended to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic date.

	31 Dec 2021 US$’000	31 Dec 2020 US$’000	31 Dec 2019 US$’000
Primary geographic market
Democratic Republic of Congo	1,469,221	1,440,328	1,122,940
	1,469,221	1,440,328	1,122,940
Product type
Gold doré	1,465,793	1,437,297	1,120,743
Silver	3,428	3,031	2,197
	1,469,221	1,440,328	1,122,940
Timing of transfer of goods
Point in time	1,469,221	1,440,328	1,122,940
	1,469,221	1,440,328	1,122,940

5. OTHER INCOME AND EXPENSES

	31 Dec 2021	31 Dec 2020	31 Dec 2019
	US$’000	US$’000	US$’000
Other Income:
Other income	147	169	170
Net foreign exchange gains	741	2,035	—
Dividend received	320	—	—
	1,208	2,204	170

The total other income is not considered to be part of the main revenue generating activities and as such the Group presents this income separately from revenue.

5. OTHER INCOME AND EXPENSES (CONTINUED)

	31 Dec 2021	31 Dec 2020	31 Dec 2019
	US$’000	US$’000	US$’000
Other Expenses:
Management fee	6,216	4,667	4,563
COVID-19 specific costs	35	18,608	—
Other expenses	18,644	—	—
Net foreign exchange loss	—	—	1,458
Provision for impairment against TVA receivable and related expenses	8,351	14,202	—
	33,246	37,477	6,021

The US$0.35 million (2020: $18.6 million) (2019: nil) relates to COVID-19 specific costs, notably laboratory testing facilities on the mine, personal protective equipment for staff and local area, donations and a local medical clinic and testing center.

Included in other expenses are $4.4m community contribution fees, $3.9m bank fees on dividends, $3.6m community resettlement program, $2.8m environmental tax, $1.1m social expenditure and $2.0m legal related.

Also refer to Note 3 for details regarding the net foreign exchange gains incurred.

6. MINING AND PROCESSING COSTS

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Mining and processing costs comprise:
Mine production costs	264,556	249,395	263,608
Movement in production inventory and ore stockpiles	(15,340)	2,924	(32,953)
Depreciation and amortisation	243,958	241,311	282,180
Other mining and processing costs	194,912	176,508	175,961
	688,086	670,138	688,796

7. EXPLORATION AND CORPORATE EXPENDITURE

	31 Dec 2013	31 Dec 2012	31 Dec 2011
	2021	2020	2019
	US$’000	US$’000	US$’000
Exploration and corporate expenditure comprises:
Exploration expenditure	4,214	4,295	7,123
Corporate expenditure	1,634	1,979	6,563
	5,848	6,274	13,686

8. FINANCE INCOME AND COSTS

	31 Dec 2012	31 Dec 2012	31 Dec 2011
	2021	2020	2019
	US$’000	US$’000	US$’000
Finance income comprise:
Interest received – loans and receivables	3,277	2,664	1,389
Bank interest	2,341	4,248	2,981
Total finance income	5,618	6,912	4,370

Finance costs comprise:
Interest expense on finance lease	(5,428)	(4,869)	(3,153)
Interest paid on overdrafts	—	(1,215)	(289)
Unwinding of discount on provisions for Rehabilitation	(485)	(376)	(531)
Total finance costs	(5,913)	(6,460)	(3,973)
Net finance income/(costs)	(295)	452	397

9. INCOME TAXES

		31 Dec	31 Dec	31 Dec
		2021	2020	2019
		US$’000	US$’000	US$’000
Current taxation		55,671	57,834	44,316
Deferred taxation	12	107,044	99,256	17,618
Withholding tax		18,000	—	—
		180,715	157,090	61,934

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the Group’s operations. Withholding tax arose from the dividend payment made from Kibali Goldmines SA to Moto (Jersey) 2 Limited and Kibali (Jersey) Limited.

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Profit before tax	674,353	661,787	362,246
Tax calculated at the DRC effective tax rate of 30%	202,306	198,537	108,674
Withholding tax	18,000
Reconciling items:
Exempt income	(56,141)	(54,694)	(54,359)

Other differences	16,550	13,247	7,619
Taxation charges	180,715	157,090	61,934

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. Included in current taxation for 2019 is an amount of US$15.5 million paid in respect of 2018. This payment arose as a result of the application of a provision in the 2018 Mining Code restricting the application of unredeemed capital allowances against taxable income to 60% of such taxable income. The Group has previously resisted the application of this provision on the basis of the stability protection in the 2002 Mining Code. However, during 2019, at the time of making the final 2018 corporate tax payment, the Group had, under duress, applied the restriction on the utilisation of unredeemed capital allowances, resulting in an additional charge of US$15.5 million to current taxation and an equivalent increase in the deferred tax asset. Kibali have capital allowances for deduction against future mining income which are partially offset by accelerated capital allowances on property, plant and equipment. Kibali (Jersey) Limited’s estimated tax deductions carried forward at 31 December 2021 amounted to US$285.6 million (2020: US$355.7 million) (2019: US$450.4 million) at the tax rate of 30% which are reduced by accelerated capital allowances to result in a net deferred tax asset recorded up to the financial year 2019. In the current year, the Group has a deferred tax liability of US$196.7 million. In addition, withholding tax arose from the dividend payments from Kibali Goldmines SA to Kibali (Jersey) and Moto (Jersey) 2 Limited.

10. PROPERTY, PLANT AND EQUIPMENT

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Mine properties, mine development costs and mine plant facilities and equipment
Cost
Balance at the beginning of the year	3,161,305	3,004,474	2,868,026
Additions	177,331	156,831	136,448
Balance at the end of the year	3,338,636	3,161,305	3,004,474

Accumulated depreciation
Balance at the beginning of the year	(1,314,559)	(1,111,627)	(879,493)
Depreciation charged for the year	(212,786)	(202,932)	(232,134)
Balance at the end of the year	(1,527,345)	(1,314,559)	(1,111,627)

Net book value	1,811,291	1,846,746	1,892,847

Long-lived assets and development costs
Included in plant and equipment are long-lived assets and development costs which are amortised on a units of production basis as detailed in Note 3 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was US$1 583 million at 31 December 2021 (2020: US$1 708 million) (2019: US$1 784 million). The value of assets under construction included in plant and equipment that are not depreciated is US$294.0 million (2020: US$232.5 million) (2019: US$209.2 million). Refer to Note 3 for judgements applied with regards to stripping assets.

Short-lived assets
Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was US$167.1 million at 31 December 2021 (2020: US$75.9 million) (2019: US$66.2 million).

Decommissioning asset
A decommissioning asset has been recognised relating to the rehabilitation liability to the value of US$15.5 million (2020: US$17.2 million) (2019: US$16.1 million) (refer to Note 18). Depreciation of the decommissioning asset commenced on 1 October 2013 when the Group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis (Refer to Note 3).

Right of Use assets (ROU)
The net carrying amount of property, plant and equipment includes the following amount in respect of Right of Use asset, which also includes the KAS 1 Limited (“KAS”) assets.

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000

ROU Assets	45,449	46,175	26,503
	45,449	46,175	26,503

11. MINERAL PROPERTIES

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortisation
At the beginning of the year	(379,039)	(340,660)	(290,613)
Charge for the year	(31,172)	(38,379)	(50,047)
At the end of the year	(410,211)	(379,039)	(340,660)

Net book value	334,881	366,053	404,432

Mineral properties represent the amounts attributable to licence interest on the purchase of Moto Goldmines Limited (Moto) in 2009. The balance has been amortised over the life of mine on a unit of production basis since the Group commenced commercial production on 1 October 2013.

12. DEFERRED TAXATION

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	(89,610)	9,647	27,265
Statement of comprehensive income charge (Refer to Note 9)	(107,044)	(99,256)	(17,618)
At the end of the year	(196,654)	(89,609)	9,647

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	285,632	355,742	450,408
Accelerated capital allowances	(482,286)	(445,351)	(440,761)
Net deferred taxation (liability) / asset	(196,654)	(89,609)	9,647

The Group’s capital allowance pools have no time restriction for utilisation. Refer to Note 3 for an assessment of the utilisation of this deferred tax asset.

13. TRADE AND OTHER RECEIVABLES

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000

Advances to contractors	225	608	1,963
Trade receivables	22,805	1,202	26,580
Prepayments and other receivables	34,302	36,050	31,576
Loan to SOKIMO (refer Note 26)	25,897	23,933	22,090
TVA receivables	163,193	153,674	147,825
	246,422	215,467	230,034
Less: Non-current portion
Loan to SOKIMO Irefer to Note 26)	25,897	23,933	22,090
Drilling down payment	3,417	8,161	—
Other loans and receivables (including TVA receivables)	163,193	153,674	118,897

	192,507	185,768	140,987

Current portion	53,915	29,699	89,047

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA receivables and TVA and duties on fuel balances have been discounted with a provision of US$57.3 million (2020: US$50.1 million) (2019: US$37.3 million) recognised. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Company does not hold any collateral as security. Refer to Note 22 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable under the Mining Code once submissions are approved. The Group continues to seek recovery of TVA in line with the Mining Code. Judgement exists in assessing recovery of this amount. See Note 3 for further detail.

The loan to SOKIMO bears interest at 8%.

The balance of “prepayments and other receivables” includes loans to related parties of US$1.8 million (2020: US$ 0.2 million) (2019: US$1.5 million). These loans are not required to be paid within 12 months and have therefore been classified as non-current.

14. INVENTORIES AND ORE STOCKPILES

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Gold on hand	4,244	6,878	13,086
Consumables stores	82,417	72,544	64,201
Ore stockpiles	15,744	40,620	62,642
Gold in process	5,546	7,320	7,759
	107,951	127,362	147,688
Less: Non-current portion
Ore stockpiles	—	36,875	52,685

Current portion	107,951	90,487	95,003

All inventory and ore stockpiles are stated at the lower of cost or net realisable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

15.    SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 10 000 (2020: 10 000) (2019: 10 000) for the total value of US$10 000 (2020: US$10 000) (2019: US$10 000). All issued shares are fully paid. The total number of issued shares at 31 December 2021 was 4 648 shares (2020: 4 648) (2019: 4 648).

Barrick Gold (Kibali) Limited (Barrick) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4 648 outstanding ordinary shares.

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Movement in the number of ordinary shares outstanding:
Balance at 1 January	5	5	5
Shares issued	—	—	—
Balance at 31 December	5	5	5

Movement in share premium:
Balance at 1 January	2,523,612	2,523,612	2,523,612
Shares issued	—	—	—
Balance at 31 December	2,523,612	2,523,612	2,523,612

16.    NON-CONTROLLING INTEREST

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000

Balance at 1 January	55,743	23,579	11,668
Non-controlling interest in results of Kibali Goldmines SA	32,367	32,164	11,911
Dividend paid	(20,000)	—	—
Balance at 31 December	68,110	55,743	23,579

The non-controlling interest represents the 10% interest SOKIMO has in Kibali Goldmines SA, which is a subsidiary of Kibali (Jersey) Limited.

This dividend paid represents the SOKIMO portion of the dividends paid to Moto (Jersey) 2 Limited and subsequently flows through Moto (Jersey) 1 Limited and Kibali (Jersey) Limited.

See summarised financial information for Kibali at Note 21.

17.    LOANS, BORROWINGS AND LEASE LIABILITIES

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Non-current
Lease liabilities	41,839	50,457	43,821
Loan from the Group (refer to Note 26)	1,839	—	1,507
	43,678	50,457	45,328
Current
Lease liabilities	13,909	14,674	11,105
	13,909	14,674	11,105
Total loans and borrowings	57,587	65,131	56,433

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

18.    PROVISION FOR REHABILITATION

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Balance at 1 January	29,167	25,516	23,640
Unwinding of discount	485	376	531
Change in estimates	(26)	3,275	2,369
Total rehabilitation	29,626	29,167	26,540

Current rehabilitation liability	600	(803)	(1,024)
Balance at 31 December C	29,026	28,364	25,516

The provisions for rehabilitation costs include changes in estimates and have been discounted to their present value at 0% (2020: 0%) (2019: 0.5%) per annum, being an estimate equivalent to the real risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Management used 0% due to the negative long-term real interest rates in the U.S. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The Group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan based on only Mineral Reserves envisages the majority of the expected outflow to occur at the end of the LOM (Refer to Note 3) which, at the date of these consolidated financial statements, is 2034 (2020: 2033) (2019: 2032) for Kibali gold mine.

19.    TRADE AND OTHER PAYABLES

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000

Trade payables	30,764	19,984	20,346
Payroll and other compensations	7,711	8,839	6,146
Bank account in overdraft	1,656	—	—
Accruals and other payables	56,978	38,058	18,968
	97,109	66,881	45,460

Accruals and other payables include retention, in respect of contracts with suppliers, of US$0.5 million (2020: US$0.2 million) (2019: US$1.2 million).

Trade and other payables are all due within 120 days.

20.    LEASES

On adoption of IFRS 16 on 1 January 2019, the Group recognised right-of-use assets and lease liabilities in relation to leases of mining equipment and plant equipment, which had previously been classified as operating leases.

Right of use assets

Description	31 Dec 2021 US$’000	31 Dec 2020 US$’000	31 Dec 2019 US$’000
Carrying amount – beginning of the year	46,175	26,503	20,766
Additions	6,519	28,389	10,994
Impact of modifications	3,235	—	—
Depreciation	(10,480)	(8,717)	(5,257)
Carrying value – end of year	45,449	46,175	26,503

The right of use asset is measured under the cost model

Lease Liabilities

Description	31 Dec 2021 US$’000	31 Dec 2020 US$’000	31 Dec 2019 US$’000
As at 1 January	65,131	54,926	54,839
Additions	6,519	28,389	10,994
Impact of modifications	3,235	—	—
Interest expense	5,428	4,869	3,153
Lease payments	(24,565)	(23,935)	(14,263)
Foreign exchange movements	—	882	203
As at 31 December	55,748	65,131	54,926

A number of leases were modified in the current year. Modifications arose from re-negotiating payment terms or the lease length in the year with the supplier(s).

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

21.    SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey
US$’000	Kibali Goldmines SA	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2021
Profit and loss
Total revenue	1,469,221	—	—	1,469,221
Mining and processing costs excluding depreciation	(446,175)	—	2,047	(444,128)
Depreciation and amortisation	(237,215)	(1,911)	(4,832)	(243,958)
Mining and processing costs	(683,390)	(1,911)	(2,785)	(688,086)
Royalties	(68,704)	—	—	(68,704)
Exploration and corporate expenditure	(4,346)	545	(2,047)	(5,848)
Other income/(expenses) and JV profit	(31,831)	(104)	—	(31,935)
Finance costs	(198,660)	(1)	192,748	(5,913)
Finance income	4,099	12,697	(11,178)	5,618
Profit before income tax	486,389	11,226	176,738	674,353
Income tax expense	(162,715)	(18,000)	—	(180,715)
Net profit for the year	323,674	(6,774)	176,738	493,638

Capital expenditure	177,331	—	—	177,331
Total assets	3,586,931	3,397,061	(3,346,301)	3,637,691
Total liabilities	(2,789,133)	(3,336)	2,401,743	(390,726)

Year ended 31 December 2020
Profit and loss
Total revenue	1,440,328	—	—	1,440,328
Mining and processing costs excluding depreciation	(429,949)	—	1,122	(428,827)
Depreciation and amortisation	(232,804)	(2,017)	(6,490)	(241,311)
Mining and processing costs	(662,753)	(2,017)	(5,368)	(670,138)
Royalties	(67,547)	—	—	(67,547)
Exploration and corporate expenditure	(6,173)	(101)	—	(6,274)
Other income/(expenses) and JV profit	(34,322)	409	(1,121)	(35,034)
Finance costs	(195,192)	—	188,732	(6,460)
Finance income	4,389	12,785	(10,262)	6,912
Profit before income tax	478,730	11,076	171,981	661,787
Income tax expense	(157,090)	—	—	(157,090)
Net profit for the year	321,640	11,076	171,981	504,697

Capital expenditure	156,831	—	—	156,831
Total assets	3,762,098	10,862,319	(11,101,207)	3,523,210
Total liabilities	(3,403,586)	(7,093,329)	10,208,034	(288,881)

21. SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey
US$’000	Kibali Goldmines SA	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2019
Profit and loss
Total revenue	1,122,940	—	—	1,122,940
Mining and processing costs excluding depreciation	(408,001)	—	1,384	(406,617)
Depreciation and amortisation	(268,736)	(1,579)	(11,864)	(282,179)
Mining and processing costs	(676,737)	(1,579)	(10,480)	(688,796)
Royalties	(52,792)	—	—	(52,792)
Exploration and corporate expenditure	(13,606)	(80)	—	(13,686)
Other (expenses)/income and JV profit	(4,610)	177	(1,384)	(5,817)
Finance costs	(196,905)	(8)	192,940	(3,973)
Finance income	2,759	12,789	(11,178)	4,370
(Loss)/Profit before income tax	181,049	11,299	169,898	362,246
Income tax expense	(61,934)	—	—	(61,934)
Net (loss)/profit for the year	119,115	11,299	169,898	300,312

Capital expenditure	140,876	—	—	140,876
Total assets	3,302,116	10,330,673	(10,474,308)	3,158,481
Total liabilities	(3,265,246)	(6,494,171)	9,611,062	(148,355)

22.    FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the Group is exposed to gold price, currency, interest rate, credit and liquidity risks. In order to manage these risks, the Group may enter into transactions which make use of on-balance sheet derivatives, but none were entered into in 2021, 2020 or 2019. The Group does not acquire, hold or issue derivatives for trading purposes. The Group has developed a risk management process to facilitate, control and monitor these risks.

Foreign exchange and commodity price risk
In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily Euro, British Pound, South African Rand, Congolese Franc and Australian Dollar). As a result, the Group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the Group does not enter into derivatives to manage these currency risks and none existed in 2021, 2020 or 2019. Generally, the Group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2021, 2020 and 2019. Gold sales are made in US dollars and do not expose the Group to any currency fluctuation risk. The Group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

22.    FINANCIAL RISK MANAGEMENT (CONTINUED)

	31 Dec 2021	31 Dec 2020	31 Dec 2019
	$’000	$’000	$’000
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
Congolese Franc (CDF)	2,189	313	2,289
Euro (EUR)	4	82	63
South African Rand (ZAR)	205	229	299
British Pound (GBP)	199	7	11
Australian Dollar (AUD)	500	418	10

Trade and other receivables includes balances denominated in foreign currencies, which are not significant.

Trade and other payables includes balances denominated in foreign currencies, which are not significant.

There are no sensitivities disclosed for foreign exchange as these balances are immaterial.

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

	Amount $’000	Effective rate for year
Cash and cash equivalents:
All less than 90 days (2021)	1,115,359	0.70%
All less than 90 days (2020)	944,233	0.75%
All less than 90 days (2019)	452,692	0.88%

22.    FINANCIAL RISK MANAGEMENT (CONTINUED)

Concentration of credit risk
In normal circumstances, the Group’s cash balances do not give rise to a concentration of credit risk because it endeavours to deal with a variety of major financial institutions wherever possible. For cash and equivalents, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. Where possible, our cash and equivalents are held with AAA rated financial institutions. Due to the Group’s current difficulties to repatriate as a result of the new mining code, a large portion of cash is held with lower rated financial institutions, however measures have been initiated and all avenues are being considered to reallocate the deposits to banks with higher ratings in order to manage the credit risk exposure. All cash balances under the Company’s control or joint control are free from assignment or other charges. Cash held in banks in the DRC by Kibali is subject to administrative steps prior to repatriation. At year-end, the Group had US$1 075 million (2020: US$ 888 million) of cash in country, an increase of US$187.2 million year on year. Management further assessed any expected credit losses, which was considered immaterial. In forming this assessment, the Company considered the history of the banking relationships, knowledge of the DRC economy and credit rating reports for the DRC banks to evaluate liquidity and any indications of increased credit risk associated with the institutions.

The Group applies IFRS 9 to measure expected credit losses for receivables and loans including other investments in joint ventures and loans to non-controlling interests, these are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold doré, the Group’s principal product, is produced in the DRC. The gold doré is refined and sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. Further, the Group is not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$163.2 million (2020: US$153.7 million; 2019: US$147.8 million) that was past due. Refer to Note 3. This could result in credit risk for the Group.

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

22.    FINANCIAL RISK MANAGEMENT (CONTINUED)

	31 Dec 2021	31 Dec 2020	31 Dec 2019
	$’000	$’000	$’000
Capital risk management
Borrowings, trade and other payables and lease liabilities (Note 17 and 19)	154,696	132,012	102,917
Less: cash and cash equivalents	(1,115,359)	(944,233)	(452,692)
Net borrowings, trade and other payables	(960,663)	(812,221)	(349,775)

Total equity	3,246,965	3,234,329	3,010,126
Total capital(4)	2,286,302	2,422,911	2,660,351
Gearing ratio	(42)%	(33)%	(13)%

Maturity analysis
The following table analyses the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected Future interest payments
	$'000	$'000	$'000
At 31 December 2021
Financial liabilities
Within 1 year in demand	97,109	11,502	2,407
Later than 1 year and no later than 5	—	39,649	4,029
After 5 years	—	—	—
Total	97,109	51,151	6,436

At 31 December 2020
Financial liabilities
Within 1 year in demand	66,881	12,121	2,553
Later than 1 year and no later than 5	—	50,340	117
After 5 years	—	—	—
Total	66,881	62,461	2,670

At 31 December 2019
Financial liabilities
Within 1 year in demand	45,460	9,075	2,030
Later than 1 year and no later than 5	—	42,955	2,373
After 5 years	—	—	—
Total	45,460	52,030	4,403

(1) Total capital is calculated as total equity less net borrowings trade and other payables and cash

23.    CASH GENERATED BY OPERATIONS

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000

Profit before income taxation	674,353	661,787	362,246
Adjustments for:
Finance income (Note 8)	(5,618)	(6,912)	(4,370)
Finance cost (Note 8)	5,913	6,460	3,973
Share of profits of equity accounted joint venture	(103)	(239)	(34)
Depreciation and amortisation (Note 6)	243,958	241,311	282,180
Foreign exchange loss / (gain) (Note 5)	(741)	(2,035)	1,458
TVA write off agreement (Note 5)	—	1,462	—
Movement in discounting provision on TVA (Note 5)	8,351	12,740	—
	926,113	914,574	645,453
Effects of changes in operating working capital items
Receivables	(26,214)	2,167	3,998
Inventories	19,412	20,325	(26,142)
Trade and other payables	24,933	19,804	(7,878)
Cash generated by operations	944,244	956,870	615,431

Other non-cash items include changes in rehabilitation provision of US$0.5 million (2020: US$2.5 million) (2019: US$1.8 million) and TVA offsets of nil (2020: US$ 4.9 million) (2019: US$40.9 million). Please refer to Note 6.

23. CASH FLOW FROM OPERATIONS (CONTINUED)

Cash flows relating to loans and borrowings within financing activities comprises the following movements in finance lease liabilities:

	Non-current	Current	Total
	loans and	loans and
	borrowings	borrowings
	US$’000	US$’000	US$’000

At 1 January 2019	27,465	11,425	38,890
IFRS 16 lease liabilities additions	15,246	703	15,949
Cash flows:
Lease repayments	—	(14,263)	(14,263)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2019	(7,162)	7,162	—
Loan from Group (Note 17)	1,507		1,507
Interest and capital accrued	—	3,356	3,356
Lease additions	8,272	2,722	10,994
At 31 December 2019	45,328	11,105	56,433

At 1 January 2020	45,328	11,105	56,433
Cash flows:
Lease repayments	—	(23,935)	(23,935)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2020	(15,825)	15,825	—
Interest and capital accrued	—	5,818	5,818
IFRS 16 lease additions	20,954	5,861	26,815
At 31 December 2020 [1]	50,457	14,674	65,131

At 1 January 2021	50,457	14,674	65,131
Cash flows:
Lease repayments	—	(24,565)	(24,565)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2021	(17,603)	17,603	—
Loan from Group (Note 17)	1,839	—	1,839
Interest and capital accrued	—	5,428	5,428
IFRS 16 lease additions and modifications	8,985	769	9,754
At 31 December 2021	43,678	13,909	57,587
1 Refer to Note 20 and the consolidated cash flow statements on page F-91.

24.    COMMITMENTS AND CONTINGENT LIABILITIES

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Capital expenditure contracted for at statement of financial position date but not yet incurred is:

Property, plant and equipment	28,157	22,227	29,593

24. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

At the end of January and in early February 2022, Kibali Goldmines SA, which owns and operates the Kibali gold mine in the Democratic Republic of the Congo, received fifteen claims from the Direction Générale des Douanes et Accises (“Customs Authority”) concerning customs duties. The Customs Authority claims that incorrect import duty tariffs have been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claim that the exemption available to Kibali Goldmines SA, which was granted in relation to the original mining lease, no longer applies. Finally, the Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, total $339 million.

The Company has examined the Customs Authority claims and concluded that they are without merit, as they seek to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, are in line with ministerial instruction letters. No amounts have been recorded for any potential liability arising from these claims as the Company cannot reasonably predict the outcome. The Company will vigorously defend its position that the Customs Authority claims are unfounded.

25.     INVESTMENT IN JOINT VENTURE

Set out below is the summarised financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000
Summarised statement of financial position
Current assets
Cash and cash equivalents	3,485	1,630	3,384
Other current assets (excluding cash)	3,675	1,703	3,059
Total current assets	7,160	3,333	6,443

Other current liabilities (including trade payables)	(1,846)	(2,149)	(6,564)
Total current liabilities	(1,846)	(2,149)	(6,564)

Non-current
Assets	38,148	44,552	42,510
Financial liabilities	(43,249)	(45,248)	(42,248)
Net assets	213	488	141

Summarised statement of comprehensive income
Operating profit/(loss)	3	268	(120)
Interest income	3,167	3,562	3,185
Interest expense	(2,965)	(3,352)	(2,998)
Profit and total comprehensive income for the period	205	478	67

Dividends received from joint venture	480	131	156

Reconciliation of the summarised financial information presented to the carrying amount of the Group's interest in KAS
Opening net assets at 1 January	488	141	230
Profit for the period	205	478	67
Dividends received	(480)	(131)	(156)
Closing net assets at 31 December	213	488	141
Interest in joint venture at 50.1%	107	244	71
Profit for the period at 50.1%	103	239	34

Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	21,669	23,096	21,067
Carrying value	21,776	23,340	21,138

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

26.    RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Barrick Gold (Holdings) Limited	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Barrick Gold (Kibali) Limited	Joint Venture partner
Barrick Gold (Congo) SPRL	Entity under common control (subsidiary of Barrick)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Morila SA	Entity under common control (subsidiary of Barrick)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Barrick
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	US$’000	US$’000	US$’000

Related party transactions
Dividend paid to Sokimo	20,000	—	—
Management fee paid to Barrick Gold (Holdings) Ltd	6,216	4,668	4,563
Refining fees to Rand Refinery (Pty) Limited	4,789	5,818	3,444
Interest received from SOKIMO	2,291	1,843	1,697
Shareholders interest received from KAS	1,469	1,494	1,294
Interest incurred to KAS on the finance lease liability	3,128	3,181	2,727

Amounts included in trade and other receivables owed from / (owing to) related parties
Rand Refinery (Pty) Limited	20,832	1,202	26,580
Loan to SOKIMO	25,897	23,933	22,090
Loan to Barrick Gold (Congo) SPRL	1,988	1,569	1,198
Loan to KGL Isiro SARL	202	172	163
Loan (from) / to Société des Mines de Loulo SA	—	(1)	3
Loan (from) / to Société des Mines de Tongon SA	(29)	(254)	133
Loan to Société des Mines de Gounkoto SA	1	1	—

Amounts included in other investment in joint venture owing by related parties
Loan to KAS	21,669	23,096	21,067
Loan to/(from) Barrick Gold (Holdings) Ltd	(1,839)	186	(1,507)
Finance lease liability with KAS	(35,187)	(41,524)	(39,681)

SOKIMO has a 10% interest in Kibali Goldmines SA, a subsidiary of the Group.

The key management personnel are considered to be the board of Kibali and Kibali (Jersey) Limited. None of the directors receive any remuneration for performing their director duties.

26. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

Rand Refinery (Pty) Limited (Rand Refinery) is an associate of AngloGold Ashanti. Kibali has incurred refining costs of US$4.8 million in the year (2020: US$5.8 million) (2019: US$3.4 million). US$1 469 million (2020: US$1 440 million) (2019: US$1 123 million) of gold and silver was sold by Rand Refinery under the contract with Kibali in which Rand Refinery is the stated agent.

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

27.    SUBSIDIARIES AND NON-CONTROLLING INTERESTS

The consolidated financial statements include the results of the Company and all of its subsidiaries and jointly controlled entities at 31 December 2021. The Company, the principal subsidiaries and their interests are:

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

28. SUBSEQUENT EVENTS

In February 2022 geopolitical tensions between Ukraine and Russia increased which led to a full-scale armed conflict. In turn this led to disruption and volatility in the financial and capital markets, as well as impacting global supply chains. Governments around the world have imposed various sanctions on Russian individuals and corporations which has led to a sharp increase in energy and commodity prices.

The Company has considered the impact on key inputs in its life of mine, budget and impairment models. Such impacts may be felt directly through purchases of diesel and natural gas as well as through higher transportation costs, and indirectly through higher costs of other products and services which rely on energy as an input cost. Management note that such increases in costs can be absorbed by the company given the substantial headroom in the aforementioned models coupled with the fact that gold prices tend to increase in times of economic instability.

Management have further considered the wider impact of sanctions on its supply chain and do not believe it deals with any sanctioned customers or suppliers.

No other significant subsequent events requiring disclosure or adjustment occurred other than the customs claim in Note 24.

29.    OTHER INFORMATION

The Company is a private company limited by shares, incorporated in Jersey with its registered office at 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands. The Company’s principal activity is the operation of the Kibali gold mine in the DRC.

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited (last amended 10 June 2020)	Incorporated by reference to Exhibit 19.1 to AngloGold Ashanti Limited’s Annual Report on Form 20-F (No. 001-14846) filed with the Securities and Exchange Commission on 26 March 2021

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

Exhibit 19.2.2	Form of 6.50% Notes due 2040 and related Guarantee	Incorporated by reference to Exhibit 99(C) to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s Registration Statement on Form 8-A (Nos. 001-14846 and 001-34725) filed with the Securities and Exchange Commission on 28 April 2010

Exhibit 19.2.3	Form of 3.75% Notes due 2030 and related Guarantee	Incorporated by reference to Exhibit 4.1 to AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc’s report on Form 6-K (Nos. 001-14846 and 001-34725) filed with the Securities and Exchange Commission on 1 October 2020

Exhibit 19.2.4	Form of 3.375% Notes due 2028 and related Guarantee	Incorporated by reference to Exhibit 4.1 to
AngloGold Ashanti Limited and AngloGold
Ashanti Holdings plc’s report on Form 6-K
(Nos. 001-14846 and 001-34725) filed with the
Securities and Exchange Commission on 22
October 2021

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

Exhibit Number	Description	Remarks

Exhibit 19.4.5.1	Employment contract of Kelvin Paul Michael Dushnisky — Chief Executive Officer (with effect from 1 September 2018 until 31 August 2020)	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 12 February 2019

Exhibit 19.4.5.2
Employment contract of Kandimathie Christine Ramon — Interim Chief Executive Officer (with effect from 1 September 2020 until 31 August 2021) and Chief Financial Officer (with effect from 1 September 2021)
Incorporated by reference to Exhibit 99.1 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 4 May 2021

Exhibit 19.4.5.3	Interim CEO appointment letter of Kandimathie Christine Ramon — Interim Chief Executive Officer (with effect from 1 September 2020 until 31 August 2021)	Incorporated by reference to Exhibit 19.4.5.2 to AngloGold Ashanti Limited’s Annual Report on Form 20-F (No. 001-14846) filed with the Securities and Exchange Commission on 26 March 2021

Exhibit 19.4.5.4	Employment contract of Ian Kramer — Interim Chief Financial Officer (with effect from 1 September 2020 until 31 August 2021)	Incorporated by reference to Exhibit 99.2 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 4 May 2021

Exhibit 19.4.5.5	Interim CFO appointment letter of Ian Kramer — Interim Chief Financial Officer (with effect from 1 September 2020 until 31 August 2021)	Incorporated by reference to Exhibit 19.4.5.3 to AngloGold Ashanti Limited’s Annual Report on Form 20-F (No. 001-14846) filed with the Securities and Exchange Commission on 26 March 2021

Exhibit 19.4.5.6	Employment contract of Alberto Calderon — Chief Executive Officer (with effect from 1 September 2021)	Filed herewith

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

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries	Filed herewith

Exhibit 19.12.1	Certification of Alberto Calderon as Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.12.2	Certification of Christine Ramon as Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm	Filed herewith

Exhibit Number	Description	Remarks

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm	Filed herewith

Exhibit 19.15.3	Consent of Chairman of the Mineral Resource and Ore Reserve Steering Committee	Filed herewith

Exhibit 19.15.4	Technical Report Summary, Geita Gold Mine, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.1 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.5	Technical Report Summary, Obuasi, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.2 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.6	Technical Report Summary, Iduapriem, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.3 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.7	Technical Report Summary, Siguiri, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.4 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.8	Technical Report Summary, Kibali Gold Mine, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.5 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.9	Technical Report Summary, Cuiabá, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.6 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.10	Technical Report Summary, Córrego do Sítio Mineração, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.7 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.11	Technical Report Summary, Lamego, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.8 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.12	Technical Report Summary, Serra Grande Mine, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.9 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.13	Technical Report Summary, Cerro Vanguardia, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.10 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.14	Technical Report Summary, La Colosa Project, An Initial Assessment Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.11 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.15	Technical Report Summary, Quebradona Project, A Preliminary Feasibility Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.12 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.16	Technical Report Summary, Gramalote Project, An Initial Assessment Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.13 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.17	Technical Report Summary, Silicon Project, An Initial Assessment Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.14 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit Number	Description	Remarks

Exhibit 19.15.18	Technical Report Summary, Sunrise Dam Gold Mine, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.15 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.19	Technical Report Summary, Butcher Well Project, An Initial Assessment Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.16 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.20	Technical Report Summary, Tropicana Gold Mine, A Life of Mine Summary Report (including Consent of Qualified Person)	Incorporated by reference to Exhibit 96.17 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.15.21	Letter from Ernst & Young Inc. to the Securities and Exchange Commission regarding a change in registrant's certifying accountant	Filed herewith

Exhibit 19.17	Subsidiary Issuer of Guaranteed Securities	Filed herewith

EXHIBIT 19.8

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES AT 31 DECEMBER 2021

		Shares held		Holding	Percentage held
		2021	2020		2021	2020
Principal subsidiaries and controlled operating entities (1)

AngloGold Ashanti Australia Limited(2)	2	257,462,077	257,462,077	I	100	100

AngloGold Ashanti Holdings plc	6	5,326,550,917	5,326,550,917	D	100	100

AngloGold Ashanti USA Incorporated	10	235	235	D	100	100

Operating entities

AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	4,167,084,999	4,167,084,999	I	100	100
AngloGold Ashanti (Ghana) Limited(3)	4	132,419,585	132,419,585	I	100	100
AngloGold Ashanti (Iduapriem) Limited	4	66,270	66,270	I	100	100
Cerro Vanguardia S.A.	1	13,875,000	13,875,000	I	92.50	92.50
Geita Gold Mining Limited	9	123,382,772	123,382,772	I	100	100
Mineração Serra Grande S.A.	3	1,999,999	1,999,999	I	100	100
Société AngloGold Ashanti de Guinée S.A.	5	3,486,134	3,486,134	I	85	85

Joint venture operating entities
Kibali (Jersey) Limited(4)	7	2,324	2,324	I	50	50
Société des Mines de Morila S.A.(5)	8	—	—
Société d'Exploitation des Mines d'Or de Sadiola S.A.(6)	8	—	—

Unincorporated joint operation
Tropicana joint operation	2	n/a	n/a	I	70	70

D - Direct Holding
I - Indirect Holding

(1) All the operations in South Africa, including, Mine Waste Solutions and Mponeng were held by the parent company, AngloGold Ashanti Limited. The South African operations were sold effective 30 September 2020.
(2) Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.
(3) Operates the Obuasi mine in Ghana.
(4) 90% owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.
(5) Sold, effective 10 November 2020.
(6) Sold, effective 30 December 2020.

1	Argentina	6	Isle of Man
2	Australia	7	Jersey
3	Brazil	8	Mali
4	Ghana	9	Tanzania
5	Republic of Guinea	10	United States of America

EXHIBIT 19.12.1
CERTIFICATION

I, Alberto Calderon, certify that:

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
a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarise and report financial information; and
b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 29 March 2022
/s/ Alberto Calderon
Alberto Calderon
Chief Executive Officer

EXHIBIT 19.12.2
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
a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarise and report financial information; and
b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 29 March 2022

/s/ Kandimathie Christine Ramon
Kandimathie Christine Ramon
Chief Financial Officer

EXHIBIT 19.13

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AngloGold Ashanti Limited (the “Company”) on Form 20-F for the period ending 31 December 2021, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.    The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 29 March 2022            /s/ Alberto Calderon
                    Name: Alberto Calderon
                    Title: Chief Executive Officer

Date: 29 March 2022            /s/ Kandimathie Christine Ramon
                    Name: Kandimathie Christine Ramon
                    Title: Chief Financial Officer

Exhibit 19.15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113789) and the Registration Statement on Form F-3 (No. 333-230651) of AngloGold Ashanti Limited of our reports dated 29 March 2022, with respect to the consolidated financial statements of AngloGold Ashanti Limited and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended 31 December 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Inc.

Johannesburg, Republic of South Africa
29 March 2022

Exhibit 19.15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AngloGold Ashanti Limited
Johannesburg, South Africa

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-113789) and Form F-3 (No. 333-230651) of AngloGold Ashanti Limited of our report dated 29 March 2022, relating to the consolidated financial statements of Kibali (Jersey) Limited which appears in this Annual Report on Form 20-F of AngloGold Ashanti Limited.

/s/ BDO LLP

BDO LLP
London, United Kingdom
29 March 2022

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI LIMITED

/s/ KC Ramon

Name	:	Kandimathie Christine Ramon
Title	:	Chief Financial Officer
Date	:	29 March 2022