Form 20-F
period 2022-12-31
ANGLOGOLD ASHANTI LTD
filed 2023-03-17
CIK 1067428

As filed with the Securities and Exchange Commission on 17 March 2023

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
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2022
Commission file number: 1-14846
AngloGold Ashanti Limited
(Exact Name of Registrant as Specified in its Charter)
Republic of South Africa
(Jurisdiction of Incorporation or Organisation)
112 Oxford Road, Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of Principal Executive Offices)

Gillian Ann Doran, Chief Financial Officer, Telephone: +1 (720) 9538283
E-mail: gdoran@anglogoldashanti.com, 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa
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

Ordinary Shares of 25 ZAR cents each	418,600,473

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No ☒

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
Yes ☒No ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                                        ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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

In this annual report, references to rand, ZAR or R are to the lawful currency of the Republic of South Africa, references to US dollar, dollar, USD, US$ or $ are to the lawful currency of the United States, references to € or Euro are to the lawful currency of the European Union, references to ARS or Argentinean peso are to the lawful currency of Argentina, references to AUD, Australian dollar or A$ are to the lawful currency of Australia, references to BRL or Brazilian real are to the lawful currency of Brazil, references to TZS or Tanzanian shilling are to the lawful currency of the United Republic of Tanzania, references to Ghanaian cedi, GHS, cedi or Gh¢ are to the lawful currency of Ghana, references to CDF or Congolese franc are to the lawful currency of the Democratic Republic of the Congo, references to GBP, British pounds or £ are to the lawful currency of the United Kingdom, references to Canadian dollar, CAD or C$ are to the lawful currency of Canada and references to Colombian peso or COP are to the lawful currency of Colombia.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce” and “average gold price received per ounce”, which are not IFRS measures. An investor should not consider these items in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Company's performance.

While the Gold Institute has provided definitions for the calculation of total cash costs net of by-product revenue, and during June 2013, the World Gold Council (WGC) published a Guidance Note (which was updated in November 2018) on “all-in sustaining costs” and “all-in costs” metrics, the calculation of total cash costs net of by-product revenue, total cash costs per ounce, all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “—Glossary of selected terms—Financial terms—Total cash costs net of by-product revenue”, “—Glossary of selected terms—Financial terms—All-in sustaining costs” and “—Glossary of selected terms—Financial terms—All-in costs”. Nevertheless, AngloGold Ashanti believes that total cash costs net of by-product revenue, all-in sustaining costs and all-in costs in total and per ounce as well as “average gold price received per ounce” are useful indicators to investors and management as they provide:

•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker, on an attributable basis. The key metrics are based on the attributable ounces, gold income, total cash costs net of by-product revenue, all-in costs and all-in sustaining costs from each operation and as a consequence includes our share of the total cash costs net of by-product revenue, all-in costs and all-in sustaining costs of our joint ventures that are accounted for on the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e., if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the World Gold Council’s Guidance Note on Non-GAAP Metrics—All-in Sustaining and All-In Costs.

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity-accounted joint ventures and review the underlying operating results including total cash costs net of by-product revenue, all-in costs and all-in sustaining costs with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses, nor do we have a proportionate legal interest in each financial statement line item. Our use of total cash costs net of by-product revenue, all-in costs and all-in sustaining costs on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the non-GAAP measures on a basis consistent with our internal and external segmental reporting.

A reconciliation of both cost of sales and total cash costs as included in the Company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three years in the period ended 31 December 2022 is presented herein. See “Item 5A: Operating Results—Non-GAAP analysis”.

Discontinued Operations

On 1 October 2020, Harmony Gold Mining Company Limited ("Harmony") took effective control of AngloGold Ashanti’s remaining South African producing assets and related liabilities. The South African asset sale was assessed as a major geographical area of operations and part of a single co-ordinated plan to dispose of a major geographical area of operations. Accordingly, AngloGold Ashanti’s remaining South African producing assets and related liabilities were recorded as discontinued operations for the year ended and as at 31 December 2020. In addition, AngloGold Ashanti sold its interests in the Morila and Sadiola gold mines in Mali in November and December 2020, respectively. None of AngloGold Ashanti’s Malian assets were recorded as discontinued operations.

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

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to “Item 3D: Risk Factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

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

GLOSSARY OF SELECTED TERMS
Financial terms

2020 notes: The $700 million aggregate principal amount of 5.375 percent notes due 2020, which were repaid at maturity in April 2020 and are no longer outstanding.
2022 notes: The $750 million aggregate principal amount of 5.125 percent notes due 2022, which were repurchased in part in October 2021 with the remainder redeemed in November 2021 and are no longer outstanding.

2028 notes: The $750 million aggregate principal amount of 3.375 percent notes due 2028.
2030 notes: The $700 million aggregate principal amount of 3.750 percent notes due 2030.
2040 notes: The $300 million aggregate principal amount of 6.50 percent notes due 2040.
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

Capital or total capital (expenditure): Total capital expenditure on tangible assets.
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
Non-sustaining capital, non-sustaining project capital or growth capital (expenditure): Capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.

Ounces of gold produced: The attributable number of gold ounces produced by the Group.
Ounces of gold sold: The attributable number of gold ounces sold by the Group.
Price received $/oz: The attributable gold income including realised non-hedge derivatives divided by attributable ounces of gold sold.
Rated bonds: The 2028 notes, the 2030 notes and the 2040 notes.
Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely Africa (DRC, Ghana, Guinea and Tanzania), Australia and the Americas (Argentina and Brazil and projects in the United States and Colombia); the South African operations were sold during 2020.

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

Stay-in-business capital (expenditure): Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Strate: The licensed Central Securities Depository (CSD) for the electronic settlement of financial instruments in South Africa.

Sustaining capital or total sustaining capital (expenditure): Capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output.

Total cash costs net of by-product revenue: Total cash costs net of by-product revenue include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. Total cash costs net of by-product revenue per ounce is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the Group, and increased by share options that are virtually certain to be exercised.

Currencies

$, US$, USD, US dollar or dollar	United States dollar
ARS or Argentinean peso	Argentinean peso
A$, AUD or Australian dollar	Australian dollar
BRL or Brazilian real	Brazilian real
£, GBP or British pound	British pound
C$, CAD or Canadian dollar	Canadian dollar
COP or Colombian peso	Colombian peso
CDF or Congolese franc	Congolese franc
€ or Euro	European euro
GHS, Gh¢, Ghanaian cedi or cedi	Ghanaian cedi
TZS or Tanzanian shilling	Tanzanian shilling
ZAR, R, South African rand or rand	South African rand

Mining terms

All injury frequency rate (AIFR): The total number of injuries and fatalities that occurs per million hours worked.
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

Feasibility study: A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.

Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase.

Gold produced or Gold production: Refined gold in a saleable form derived from the mining process.
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

Initial assessment (also known as concept study, scoping study, conceptual study and preliminary economic assessment): An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.

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

Metallurgical plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, valuable by-products).
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
Mineralisation: The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit.
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

Open pit mining: An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
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
Preliminary feasibility study (pre-feasibility study): is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.

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
Qualified Person: A Qualified Person, in respect of the Company's material properties, is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.

Quartz: A hard mineral consisting of silica dioxide found widely in all rocks.
Recovered grade: The recovered mineral content per unit of ore treated.
Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
Refining: The final purification process of a metal or mineral.
Regulation S-K 1300: In October 2018, the SEC adopted Subpart 1300 (17 CFR § 229.1300) of Regulation S-K, along with amendments to related rules and guidance, in order to modernise the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act.

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

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
Total recordable injury frequency rate (TRIFR): The total number of recordable injuries and fatalities that occurs per million hours worked.
Underground mining: The extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as grams per metric tonne.
Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Abbreviations

%Cu	Percentage copper
A2X	A2X Markets
AAIL	AngloGold Ashanti (Iduapriem) Limited
AARL	Anglo American Research Laboratories
AC	Aircore drilling
ADR	American Depositary Receipt
ADS	American Depositary Share
AFIP	Argentinean Tax Authority
Ag	Silver
AGAC	AngloGold Ashanti Colombia S.A.S.
AGAG	AngloGold Ashanti (Ghana) Limited
AGAH	AngloGold Ashanti Holdings plc
AGM	Annual General Meeting
AIFR	All-injury frequency rate
AISC	All-in sustaining costs
ANLA	Colombian National Environmental Licencing Authority
ANM	Brazilian National Mining Agency
ASX	Australian Securities Exchange
Au	Gold
AusIMM	The Australasian Institute of Mining and Metallurgy
B-BBEE	Broad-Based Black Economic Empowerment
BBSY	Bank Bill Swap Bid Rate
BEE	Black Economic Empowerment
BIF	Banded iron formation
BIOX	Bacterial oxidation
BLM	United States Federal Bureau of Land Management
BMRR	State of Nevada Division of Environmental Protection’s Bureau of Mining Regulation and Reclamation
bn	Billion
CCD	Counter Current Decant system in thickeners
CDI	Chess Depositary Interests
CdS	Córrego do Sítio
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Settlement System
CIL	Carbon-in-leach
CIP	Carbon-in-pulp
Coeur Sterling	Coeur Sterling, Inc.
Corvus Gold	Corvus Gold Inc.
COSO	Committee of Sponsoring Organisations of the Treadway Commission
CPI	Consumer Prices index
CSD	Central Securities Depository
CTC	Contributed tax capital
Cu	Copper
CVSA	Cerro Vanguardia S.A.
Cyanisorb	Cyanide Recovery Plant
DD	Diamond drilling
DEI	Declaration of Environmental Impact
D&I	Diversity and Inclusion
DIAN	Colombian Tax Office
DMRE	South African Department of Mineral Resources and Energy
Dodd-Frank Act	United States Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended
DRC	Democratic Republic of the Congo
DSP	Deferred Share Plan
EHS	Environmental, health and safety
EIA	Environmental Impact Assessment
EPS	Enhanced Production Scheduler
ERP	Enterprise resource planning

ESG	Environmental, social and governance
EU	European Union
EVP/COO	Executive Vice President/Chief Operating Officer
Exchange Act	United States Securities Exchange Act of 1934, as amended
ExCom	Executive Committee
EY	Ernst & Young Inc.
E4V	Exploring for value
FCA	UK Financial Conduct Authority
FMA	Argentinean Federal Mining Agreement
FMSHRC	United States Federal Mine Safety and Health Review Commission
FP	Full Asset Potential Programme
FS	Feasibility Study
FTSE	Financial Times Stock Exchange
FVTOCI	Fair value through other comprehensive income
FVTPL	Fair value through profit or loss
G or g	Grams
g/t	Grams per metric tonne
GCL	Gramalote Colombia Limited
GDPR	EU General Data Protection Regulation
GFW	Galinheiro Footwall
GGB	Geita Greenstone Belt
GGM	Geita Gold Mine
GGML	Geita Gold Mine Limited
GhDS	Ghanaian Depositary Share
GHG	Greenhouse gas
GhSE	Ghana Stock Exchange
GISTM	Global Industry Standard on Tailings Management
GJ	Gigajoule
Gold Fields	Gold Fields Limited
GRI	Global Reporting Initiative
GRIDCo	Ghana Grid Company Limited
HDSA	Historically disadvantaged South Africans
HME	Heavy mobile equipment
IASB	International Accounting Standards Board
ICE	Intercontinental Exchange
ICMM	International Council on Mining & Metals
IFRS	International Financial Reporting Standards as issued by the IASB
IIRC	International Integrated Reporting Council
IMF	International Monetary Fund
IRS	United States Internal Revenue Services
iSIMS	Integrated Sustainability Information Management System
IT	Information technology
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	JSE Limited (Johannesburg Stock Exchange)
JV	Joint venture
KCD	Karagba, Chauffeur and Durba
King IV	The King Report on Corporate Governance for South Africa, 2016
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Square kilometres
Koz	Thousand ounces
LBMA	London Bullion Market Association
LHOS	Long Hole Open Stoping
LIBOR	London Interbank Offer Rate
LOM	Life of mine
LOS	Longitudinal Open Stoping
LRS	Longitudinal Retreat Stoping
LUC	Localised Uniform Conditioning

M or m	Metre or million, depending on the context
MBC	Mining and Building Contractors Limited
MCF	Mine call factor
MCQ	Minera de Cobre Quebradona S.A.S. B.I.C.
MEM	Tanzanian Ministry of Minerals
MetRF	Metallurgical recovery factor
Mine Act	United States Federal Mine Safety and Health Act of 1977, as amended
Mlb	Million pounds
MME	Brazilian Ministry of Mines and Energy
Mo	Molybdenum
MoI	Memorandum of Incorporation
Moz	Million ounces
MPRDA	South African Mineral and Petroleum Resources Development Act, No. 28 of 2002
MPRDAA	South African Mineral and Petroleum Resources Development Amendment Act, No. 49 of 2008
MRF	Mining recovery factor
mRL	Metres relative level
MSG	Mineração Serra Grande S.A.
MSHA	United States Department of Labor's Mine Safety and Health Administration
MSO	Datamine Mineable Shape Optimiser
MSR	Minimum Shareholding Requirement
Mtpa	Million tonnes per annum
NED	Non-Executive Director
NEMA	South African National Environmental Management Act, No. 107 of 1998, as amended
NGER	Australian National Greenhouse and Energy Reporting
NGO	Non-governmental organisation
NHIL	Ghanaian National Health Insurance Levy
NIHL	Noise-induced hearing loss
NSR	Net Smelter Return
NYSE	New York Stock Exchange
OLD	Occupational lung diseases
OTC	Over-The-Counter
Oz or oz	Ounces (troy)
oz/t	Ounces per tonne
PASEA	PTP (AGAG) Smoke Effect Association
PCAOB	United States Public Company Accounting Oversight Board
PFIC	Passive foreign investment company
PMMC	Precious Minerals Marketing Company Ltd
POPIA	South African Protection of Personal Information Act, No. 4 of 2013
PTP	Pompora Treatment Plant
PwC	PricewaterhouseCoopers Inc.
QKNA	Quantitative Kriging Neighbourhood Analysis
RC	Reverse circulation
Remco	Remuneration and Human Resources Committee
RMF	Resource modification factor
ROM	Run of mine
RRSC	Mineral Resource and Mineral Reserve Steering Committee
S	Sulphur
SA Companies Act	South African Companies Act, No. 71 of 2008, as amended
SACNASP	South African Council for Natural Scientific Professions
SAG	Société AngloGold Ashanti de Guinée S.A.
SAG mills	Semi-Autogenous Grinding mills
SA Income Tax Act	South African Income Tax Act, No. 58 of 1962, as amended
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition
SARB	South African Reserve Bank
SARS	South African Revenue Service
SASB	Sustainability Accounting Standards Board
SCB	Standard Chartered Bank Ghana PLC
SEC	United States Securities and Exchange Commission

Securities Act	United States Securities Act of 1933, as amended
SMS	Short messaging system
SMU	Selective mining unit
SOFR	Secured Overnight Financing Rate
SOKIMO	Société Minière de Kilo-Moto S.A.
SOX	United States Sarbanes-Oxley Act of 2002, as amended
STT	Securities transfer tax
SWNVF	Southwestern Nevada volcanic field
T or t	Tonnes (metric)
TANESCO	Tanzania Electric Supply Company Limited
TOS	Transverse Open Stoping
Tpa or tpa	Tonnes per annum
TRA	Tanzanian Revenue Authority
TRIFR	Total recordable injury frequency rate
TSF	Tailings storage facility
UC	Uniform Conditioning
UNCITRAL	United Nations Commission on International Trade Law
UNECA	United Nations Economic Commission for Africa
UNGC	United Nations Global Compact
UNGP	United Nations Guiding Principles for Business and Human Rights
UNSDGs	United Nations Sustainable Development Goals
US/U.S./USA/United States	United States of America
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

Note: Rounding of figures in this annual report on Form 20-F may result in computational discrepancies.

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
•AngloGold Ashanti is subject to extensive and rapidly changing environmental, health and safety laws and regulations. Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.
•Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply with these requirements or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.
•AngloGold Ashanti’s ability to replace Mineral Reserve is subject to uncertainty and risks inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities as well as competition within the industry for attractive mining properties.
•Mining is inherently hazardous and the related risks of events that cause disruptions to AngloGold Ashanti’s mining operations may adversely impact the environment or the health, safety or security of our workers or the local community, production, cash flows and overall profitability.
•Mining operations and projects are vulnerable to supply chain disruption such that operations and development projects could be adversely affected by shortages of, as well as extended lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.
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
•The use of contractors at certain of the Company's operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increased mining costs.
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
•Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the Company’s business, have adverse environmental, health, safety and security impacts, and expose the Company to liability.
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
•Sales of large quantities of AngloGold Ashanti’s ordinary shares and American Depositary Shares (“ADSs”), or the perception that these sales may occur or other dilution of the Company’s equity, could adversely affect the prevailing market price of the Company’s securities.
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
•AngloGold Ashanti does not have full management control over some of its significant joint ventures and other projects. If the operators of these joint ventures or projects do not manage these effectively and efficiently, the Company’s investment in these joint ventures or projects could be adversely affected and its reputation could be harmed.
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
•AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are uncertain.
•Compliance with “conflict minerals” and “responsible gold” legislation and standards could result in significant costs.
•AngloGold Ashanti’s operations are subject to various climate change-related physical risks which may adversely impact its production activities, mine sites and personnel and/or result in resource shortages or environmental damages.
•Compliance with emerging climate change-related requirements, including stricter regulations and the potential imposition of carbon taxes or GHG emissions cap-and-trading schemes or the elimination of related subsidies, that are expected to be part of a country's participation in a transition to a lower-carbon economy, could result in significant additional costs and expose AngloGold Ashanti to additional liabilities.
•Increasing scrutiny and changing expectations from AngloGold Ashanti’s stakeholders, including communities, governments and NGOs as well as investors, lenders and other market participants, with respect to AngloGold Ashanti’s Environmental, Social and Governance (“ESG”) performance and policies may impact AngloGold Ashanti’s reputation, result in additional costs to meet the expectations of stakeholders, hinder access to capital or expose AngloGold Ashanti to additional risks, including disinvestment and litigation.
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

Mining companies are under increasing pressure to demonstrate that, whilst they seek a satisfactory return on investment for shareholders, other social partners, including employees, host communities and more broadly, the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly targeted towards companies whose activities are perceived to have, or have, a high impact on their social and physical environment. Social media and other web-based tools to share user-generated content further increases the potential scope and force of public scrutiny. Adverse publicity in cases where companies are perceived as failing to create sufficient social and economic benefit may result in reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor divestment.

Mining operations are often located at or near existing towns and villages, natural waterways and other infrastructure or natural resources. As the impacts of dust generation, waste storage, water pollution or water shortages may be directly adverse to those communities, poor environmental management practices, or, in particular, adverse changes in the supply or quality of water, can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, following a 2017 popular consultation in the Colombian municipality of Cajamarca in the Tolima department, which hosts the Company’s La Colosa exploration site, AngloGold Ashanti’s management suspended much of the current fieldwork around the project until the related environmental permits are granted. Similarly, in the Colombian town of Piedras in the Tolima department, which is not located in the immediate vicinity of the La Colosa exploration site, AngloGold Ashanti also contested a 2013 popular consultation which attempted to ban all mining activities in the area. Subsequently, the Colombian Constitutional Court has decided that local municipalities or regions do not have authority to veto mining activities through popular consultations. See “Item 8A: Legal Proceedings—Colombia”. If AngloGold Ashanti is unsuccessful in securing community support for its projects, or groups opposed to mining successfully pursue similar or other legal mechanisms to attempt to block exploration or extraction activities, there could be an adverse impact on AngloGold Ashanti’s reputation, its ability to develop its mining concessions, and its results of operations and financial condition.

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical, as well as potential future, environmental or health impacts in those areas. For example, certain parties, including non-governmental organisations (“NGOs”), community groups and institutional investors, could raise concerns and even threaten or commence litigation relating to air pollution or surface and groundwater quality, among other issues, in the area surrounding the Company’s mines or exploration sites. See “Item 8A: Legal Proceedings”.

Disputes with surrounding communities may also affect mining operations, particularly where they result in restrictions of access to supplies and to mining operations. The miners’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land and land use is of critical importance to the Company for exploration and mining, as well as for ancillary infrastructure. In some cases, AngloGold Ashanti has had difficulty gaining access to new land because of perceived poor community compensation practices. For example, compensation remains a significant area of concern at Siguiri in Guinea. Delays in projects as well as increased costs attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to production. Where consultation with stakeholders is statutorily or otherwise mandated and relations do not remain amicable, disputes may lead to reduced access to properties or delays in operations.

AngloGold Ashanti is subject to many risks related to the development of existing and new mining projects that may adversely affect its results of operations and profitability.

Development of AngloGold Ashanti’s existing and new mining projects may be subject to unexpected problems, costs and delays that could impact the Company’s ability to develop or operate the relevant project as planned. For example, constraints on the supply of mining and processing equipment, increases in capital and operating costs, or reduced availability of consistent skilled labour, utilities, transportation and/or appropriate smelting and refining arrangements could result in delays in completing projects.

AngloGold Ashanti may prove unable to successfully operate existing mine sites or to develop potential exploration sites due to, for example, social and community opposition, litigation and governmental regulatory or administrative proceedings, changes in applicable regulations or other requirements, the classification of land covered by mining titles as an environmentally-protected area, ore body grades, the inability of any such project to meet AngloGold Ashanti’s investment hurdle rate, and delays that could result in the expiry of permits. See “—AngloGold Ashanti is subject to extensive and rapidly changing environmental, health and safety laws and regulations. Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation”. The remote location of many mining properties, delays in obtaining or failure to obtain necessary environmental and other governmental permits and approvals, the impact of public health crises, epidemics or pandemics (including the COVID-19 pandemic) as well as third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction. For example, in December 2019, AngloGold Ashanti applied for the required environmental authorisations to develop the Quebradona project in Colombia. On 4 November 2021, the National Environmental Licensing Authority of Colombia (Autoridad Nacional de Licencias Ambientales or “ANLA”) officially notified AngloGold Ashanti of its decision to ‘archive’ the environmental licence application relating to the Quebradona project. ANLA has neither denied nor granted the licence, but deemed that the information provided by AngloGold Ashanti is not sufficient for this authority to make a substantive decision. On 18 November 2021, AngloGold Ashanti appealed the archiving decision in order to secure further details on the specific additional information ANLA requires to make a determination. ANLA denied the appeal on 29 April 2022 and the archiving decision was confirmed. AngloGold Ashanti is in the process of preparing a new Environmental Impact Assessment for the project to submit to ANLA in connection with its environmental licence application.

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

AngloGold Ashanti is subject to extensive and rapidly changing environmental, health and safety laws and regulations. Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.

AngloGold Ashanti’s operations are subject to extensive and rapidly changing environmental, health and safety laws and regulations in the various jurisdictions in which it operates. These regulations, as well as international standards for the industry, establish limits and conditions on the Company’s ability to conduct its operations and govern, among other things, extraction, use and conservation of water resources; air emissions (including dust control); mine and dam safety; water treatment and discharge; regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; safety and health of employees and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings.

The cost of compliance with environmental, health and safety laws and regulations is expected to continue to be significant to AngloGold Ashanti. From time to time, new or updated laws, regulations and standards are introduced and may be more stringent than those to which AngloGold Ashanti is currently subject, including with respect to tailings management and TSFs. See “—Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply with these requirements or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.” Should compliance with these laws, regulations and standards require a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any incident or failure to comply with applicable regulations, the Company’s results of operations and financial condition could be adversely affected. For example, AngloGold Ashanti expects to incur approximately $25 to $30 million in capital expenditure and operating costs during 2023-2026 in connection with the treatment and disposal of a quantity of legacy arsenic trioxide waste located at the Obuasi mine. AngloGold Ashanti could also incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental, health and safety laws and regulations or the terms of AngloGold Ashanti’s permits. For example, in 2022, AngloGold Ashanti was informed of two incidents involving potentially unauthorised cutting of vegetation, one by a contractor and the other by a subtenant, at the La Colosa project near Cajamarca. The Company promptly notified Cortolima, the regional environmental authority in the Tolima department, as well as the national Environmental Ministry of the incidents. Cortolima has opened a formal environmental investigation. At this time, the Company is not able to determine whether the incidents will result in enforcement action against AngloGold Ashanti, including any civil fines against the Company or criminal sanctions against any individuals involved in the incident or against any AngloGold Ashanti employees. In some of the jurisdictions in which AngloGold Ashanti operates, the government may enforce a total or partial shutdown of facilities, including TSFs, or operations to conduct investigations into the cause of safety or environmental incidents involving those facilities or at those operations. See “—Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply with these requirements or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.” AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement action for non-compliance with health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Failure to comply with applicable environmental, health and safety laws and regulations may also result in the suspension or revocation of operating permits. For example, in Colombia, AngloGold Ashanti’s core mining concession contracts provide that the Colombian mining authority, having regard to due process, could declare the underlying concession void if the Company repeatedly or continually breaches applicable environmental laws or regulations or engages in acts of corruption or other serious misconduct. In the event the concession is voided, AngloGold Ashanti could be required to abandon the relevant project and, depending on the severity of the violations or misconduct, the Colombian mining authority may cancel its other existing mining concession contracts. Pending proposals for new mining concession contracts could also be cancelled and the Company could be banned from doing business with the Colombian government for a period of five years.

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

Environmental impacts arising in connection with AngloGold Ashanti’s operations could lead to the imposition of legal obligations, including the remediation of environmental contamination, claims for property damage and personal injury from adjacent communities and restrictions on mining operations. For example, temporary gold processing stoppages after environmental incidents, such as pipeline failures or deficiencies in water management systems, have occurred previously at AngloGold Ashanti’s operations. Leaks or discharges of hazardous materials could result in liabilities for clean-up or personal injury that may not be covered by insurance. The Company has identified groundwater contamination plumes at certain of its operations that have occurred primarily as the result of seepage from surface operations and facilities, including tailings storage facilities and waste rock piles, or from sulphide or other substances in local rock formations which are exposed to water. In addition, closure of a mine could trigger or accelerate regulatory or other obligations, including to conduct environmental rehabilitation activities and/or to address historical impacts on environmental quality in the area surrounding the mine. Costs incurred by AngloGold Ashanti in excess of its existing provisions for such matters, or on a more accelerated or compressed timeline than currently anticipated, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

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

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits or rights to extract water from certain natural sources that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Water supply, quality and usage are areas of concern across all of AngloGold Ashanti’s operations, including with respect to the Company’s mining operations in Ghana and Brazil, its mine development projects in Nevada, as well as its mine development project at Quebradona in Colombia. Any failure by AngloGold Ashanti to secure access to suitable water supplies, or achieve and maintain compliance with applicable requirements of the permits or rights, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by AngloGold Ashanti to comply with water contamination related directives may result in further, more stringent, directives being issued against AngloGold Ashanti, which may, in some cases, result in a temporary or partial shutdown of some of the Company’s operations.

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

AngloGold Ashanti’s provisions for decommissioning and for restoration (excluding joint ventures and discontinued operations) totalled $578 million in 2022, $673 million in 2021 and $659 million in 2020. Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health, safety and community issues are estimated and financial provision made based upon current available information based on AngloGold Ashanti’s commitments, applicable environmental legislation or agreements with government. Estimates notably relate to discount rates, which may vary due to changes in global economic and political risk conditions and assumptions, each of which is subject to change and certain changes may not be reasonably foreseen, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities). As such, estimates may be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect AngloGold Ashanti’s asset values, earnings and cash flows. Further, sudden changes in a life-of-mine plan or the accelerated closure of a mine may give rise to the recognition of additional liabilities that are not anticipated.

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

Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply with these requirements or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation.

Mining and mineral processing operations generate waste rock and tailings. The impact of managing related solid and hazardous materials, including dust and residual chemicals and metals, or a breach, leak, or other failure of a waste rock facility or TSF, including any associated dam, can be significant. An incident at AngloGold Ashanti’s operations could result, among other things, in the voluntary or mandatory shutdown of a TSF, enforcement, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. For example, in March 2022, due to a failure of pump equipment at the Cuiabá mine, there was a spill of tailings slurry that reached the Cuiabá stream in Sabará. The relevant local, state and federal authorities were notified, as well as the community in the vicinity of the mine, and corrective actions were taken. Following the incident, the Minas Gerais State Public Prosecutor’s Office filed a civil action against AngloGold Ashanti alleging environmental and socio-economic damages to the community and requesting an injunction suspending operations at the mine pending an independent technical audit of the TSF structure. Settlement of the state’s action required AngloGold Ashanti to engage an independent technical auditor to prepare assessment reports certifying the stability of certain surface operations and environmental controls and to pay approximately $1.4 million for socio-environmental projects and environmental education in the municipality of Sabará and to donate land to a federal organisation for conservation purposes. Incidents at other mining companies' operations could also result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs. See “—AngloGold Ashanti is subject to extensive and rapidly changing environmental, health and safety laws and regulations. Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.” and also “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters”.

In recent years, environmental licensing processes for mining companies have become more stringent, and especially those involving TSFs in Brazil. Brazilian authorities, both at the federal and state levels, have generally increased scrutiny of mining operations in Brazil, and of TSFs in particular, and have been considering, and in some cases have adopted, stricter laws and regulations applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs in Brazil. It is likely that there will be further changes in federal and state legislation and regulation, as well as much more intense scrutiny and control of, as well as increased costs associated with inspecting, maintaining and constructing TSFs. For example, in 2019, the federal Brazilian National Mining Agency (“ANM”) issued a resolution which, among other things, prohibits the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil and requires existing upstream TSFs to be decommissioned. As a result, the Serra Grande tailings dam in the state of Goiás must be decommissioned by 15 September 2025. With respect to downstream (or “centerline”) TSFs, a federal law adopted in 2020 requires companies, to the extent that communities are located in the self-rescue zone of those TSFs, to (i) deactivate and decommission the structure, (ii) relocate the population, with reparations, or (iii) reinforce the stability of the structure. Deactivation and decommissioning of those TSFs will be required at the end of the life of the mine. All of the TSFs operated by AngloGold Ashanti in Brazil have communities located in self-rescue zones. As of 31 December 2022, AngloGold Ashanti has fully transitioned to dry-stacking operations for tailings storage at each location in Brazil. Capital expenditures required in 2022 to implement this new technology amounted to approximately $83 million. Capital expenditures for work required to comply with TSF-related requirements during the period 2023-2025 are expected to be material but, based on preliminary estimates to date, AngloGold Ashanti anticipates that annual expenditures for each of these years will be less than in prior years and will decline over time. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil” and “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters”.

In addition, a new ANM resolution that became effective on 22 February 2022 establishes new criteria for the operational management of TSF structures, changes the criteria related to the risk classification of TSF structures and emergency levels and sets new criteria for the suspension, embargo (order to stop operations) and interdiction of TSF activities. Operators of TSFs were mandated to conduct and submit risk assessments to the ANM by December 2022 and are required to update those risk assessments every two years. Operators are also required, on an annual basis, to obtain certifications from external consultants of the geotechnical stability of TSF structures and the adequacy of emergency response plans. In late 2022, tailings deposition was required to be suspended due to embargos at five of AngloGold Ashanti’s TSFs in Brazil pending certification by external consultants of on-site emergency response plans (Declaração de Conformidade e Operacionalidade (“DCO”)) as well as, at one such TSF, certification by external consultants of geotechnical stability (Declaração de Condição de Estabilidade (“DCE”)) consistent with the new standards. In addition, at the Calcinados TSF, a risk assessment conducted in December 2022 with oversight from external consultants, as required by Brazilian regulations, concluded that additional buttressing should be completed to align the TSF’s post liquefaction factor of safety with international standards currently considered best practice.

Construction at the Calcinados TSF is expected to begin later in 2023, and the timeline for completion will be determined once the engineering and geotechnical work has been completed by external consultants. Tailings deposition at the Calcinados TSF, as well as processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, is suspended until additional buttressing of the Calcinados TSF impoundment is complete.

Additionally, public prosecutors have been pursuing an active role in the enforcement of new state and federal laws and regulations by way of legal action against several mining companies to compel compliance with these new rules. For example, one of the Company’s Brazilian subsidiaries was involved in such lawsuit in the state of Minas Gerais in relation to the Cuiabá tailings dam, and the matter was settled with the public prosecutor in July 2022. A lawsuit against another Brazilian subsidiary of the Company in the state of Goiás in respect of the Serra Grande tailings dam is currently pending appeal. While particular lawsuits may be settled or resolved in favour of the Company, the outcome of such lawsuits generally cannot be predicted. If any future lawsuits of a similar nature are resolved adversely to AngloGold Ashanti, such outcome may result in additional and accelerated operating or capital costs for the Company, including costs exceeding its current provisions for decommissioning its sites in Brazil, which may adversely affect AngloGold Ashanti’s financial condition and results of operations. See “Item 8A: Legal Proceedings—Brazil”. In addition, it is believed that communities will increasingly seek engagement and information with respect to the adequacy of the safety measures in place to protect them from TSF-related incidents.

AngloGold Ashanti’s ability to replace Mineral Reserve is subject to uncertainty and risks inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities as well as competition within the industry for attractive mining properties.

AngloGold Ashanti must continually replace Mineral Reserve depleted by mining and production to maintain or increase production levels in the long term. This process includes exploration activities that are speculative in nature. The ability of AngloGold Ashanti to sustain or increase its present levels of gold production depends in part on the success of its exploration activities and related projects and it may be unable to sustain or increase such production levels.

Project studies and exploration activities necessary to determine the current or future viability of a mining operation, including the estimation of tonnages, grades and metallurgical characteristics of the ore, are often unproductive and unpredictable. Such activities often require substantial expenditure on exploration drilling to establish the presence, extent and grade (metal content) of mineralised material. Following, and in parallel with, ongoing exploration activities AngloGold Ashanti undertakes project studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. For example, during 2022, AngloGold Ashanti commenced a pre-feasibility study at Silicon and a feasibility study is currently underway at North Bullfrog.

Once mineralisation is discovered, it may take several years to determine whether an adequate Mineral Reserve exists, during which time the economic viability of the project may change due to fluctuations in factors that affect both revenue and costs, including:
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

These estimates depend on assumptions made based on available data during the particular project phase. Mineral Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available current and historical sampling results. No assurance can be given that Mineral Reserve estimates or other estimates are accurate or that the indicated levels of gold, silver, copper or other mineral will be produced. Further exploration and project studies can result in new data becoming available that may change previous or historical Mineral Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserve resulting in revisions to previous or historical Mineral Reserve estimates. These revisions in Mineral Reserve estimates as well as changes in life-of-mine estimates could also impact depreciation and amortisation rates, asset carrying values and/or estimates for closure, restoration and environmental rehabilitation costs.

AngloGold Ashanti undertakes annual revisions to its Mineral Reserve estimates based upon ongoing exploration and production results, depletion, new geological/geotechnical information, model revisions, revised mine planning, and fluctuations in production, forecasts of commodity prices, economic assumptions and operating and other costs as well as asset sales and acquisitions. These factors may result in reductions in Mineral Reserve estimates, which could adversely affect life-of-mine plans and consequently the total value of AngloGold Ashanti’s mining asset base. Mineral Reserve restatements could negatively affect the Company’s results of operations, as well as its financial condition and prospects.

Due to a declining rate of discovery of new gold Mineral Reserve in recent years, AngloGold Ashanti faces intense competition for the acquisition of attractive mining properties. From time to time, AngloGold Ashanti evaluates the acquisition of a Mineral Reserve, development properties or operating mines, either as stand-alone assets or as part of existing companies. For example, AngloGold Ashanti recently increased its mining properties in the Beatty district of southern Nevada through its acquisition of Corvus Gold Inc. in January 2022 and Coeur Sterling, Inc. in November 2022. AngloGold Ashanti’s decision to acquire properties is based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the existing or potential Mineral Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the relevant Mineral Reserve.

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

Mining is inherently hazardous and the related risks of events that cause disruptions to AngloGold Ashanti’s mining operations may adversely impact the environment or the health, safety or security of our workers or the local community, production, cash flows and overall profitability.

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

Any of these events or incidents could, individually or in the aggregate, have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, in the DRC, in December 2022, a bogger operator was fatally injured when a large rock deflected from an open stope at the Kibali gold mine which is managed by AngloGold Ashanti’s joint venture partner Barrick Gold Corporation (“Barrick”). Any seismic, flood or other similar events or incidents that occur in the future could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Mining operations and projects are vulnerable to supply chain disruption such that operations and development projects could be adversely affected by shortages of, as well as extended lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

AngloGold Ashanti’s operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment and metallurgical plant, as well as transportation delays. Import restrictions, such as those imposed by the Argentinean government from 2011 to 2015, can also delay the delivery of parts and equipment. In the past, AngloGold Ashanti and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. AngloGold Ashanti has also experienced increased delivery times for these items. Shortages in essential commodities, including, for example, ammonium nitrate, have resulted in unanticipated price increases and production delays and shortfalls, resulting in a rise in both operating costs and in the capital expenditure necessary to maintain and develop mining operations.

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

The Siguiri mine in Guinea was impacted as a result of Ebola virus outbreaks since 2014 in Western Africa, with the latest outbreak detected in early 2021, which continued until the summer of 2021. See “—AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability, public health and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.

Similarly, an outbreak of infectious diseases, a pandemic or other public health threat, such as the outbreak of the SARS-CoV-2 virus responsible for COVID-19 or an outbreak of the Ebola, Marburg or monkeypox virus, or a fear of any of the foregoing, could adversely impact AngloGold Ashanti’s operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures). For example, in response to the COVID-19 outbreak, several governments imposed significant restrictions on the movement of goods, services and persons (including travel), including nationwide lockdowns of businesses and their citizens (quarantine) and even temporary suspension of mining activities. Such disruptions and other manufacturing and logistical restraints could result in extended lead times in supply and distribution networks, as well as the exercise of force majeure measures, the impacts of which could eventually result in stoppage of mining operations. They could also result in the need to increase inventories on long lead time items and critical consumables and spares which may lead to an increase in working capital. In addition, restrictions in travel, including air travel, and border access may impact AngloGold Ashanti’s ability to source and transport goods and services required to operate mines, transport gold doré to refineries and ship refined gold from refineries as well as increase the cost. AngloGold Ashanti cannot guarantee that its crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by future epidemic or pandemic outbreaks (such as outbreaks of COVID-19, Ebola, Marburg or monkeypox) or that there would be no related consequences, such as severe food shortages and social impact. Export restrictions related to any epidemic or pandemic (including as a result of government regulation and prevention measures) could similarly adversely impact AngloGold Ashanti’s financial condition and results of operations.

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

Further, industry consolidation may lead to increased competition due to lesser availability of mining and exploration assets. A number of transactions have been completed in the gold mining industry in recent years. In this regard, some of AngloGold Ashanti’s competitors have made acquisitions or entered into business combinations, joint ventures, partnerships or other strategic relationships. For example, Barrick Gold Corporation (“Barrick”) completed its merger with Randgold Resources Limited in January 2019 and Newmont Corporation (formerly Newmont Mining Corporation) completed its business combination with Goldcorp Inc. in April 2019. In February 2022, Agnico Eagle Mines Limited (“Agnico”) completed its business combination with Kirkland Lake Gold Ltd. In November 2022, Agnico and Pan American Silver Corporation announced their proposed arrangement with Yamana Gold Inc. Similar consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving AngloGold Ashanti’s competitors may benefit from greater economies of scale as well as significantly larger, more diversified, lower cost and higher quality asset bases than AngloGold Ashanti. In addition, following such transactions certain of AngloGold Ashanti’s competitors may decide to sell specific mining assets increasing the availability of such assets in the market, which could adversely impact any sale process that AngloGold Ashanti may undertake at the same time, including such sales processes taking longer to complete or not completing at all or not realising the full value of the assets being disposed of. Such developments may adversely affect AngloGold Ashanti’s business, operating results and financial condition.

Risks Related to AngloGold Ashanti’s Operations and Business

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

Another example were the amendments to the fiscal mining regime in Ghana introduced in 2012 by the government of Ghana which, among other things, increased the corporate taxation and royalty rates. In this regard, AngloGold Ashanti (Ghana) Limited negotiated in relation to the Obuasi mine a new development agreement (the “Obuasi DA”) and a new tax concession agreement

(the “Obuasi TCA”) with the government of Ghana. As a result of the parliamentary ratification of the Obuasi DA and Obuasi TCA in June 2018, the 2004 Ghana Stability Agreement ceased to apply to the Obuasi mine but continued to apply to the Iduapriem mine until it expired in April 2019. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Ghana”. Any future amendments to the Ghanaian mining regime, negotiation of new agreements, or attempts or failures to renegotiate existing agreements on the same favourable conditions or at all may have a material adverse effect on AngloGold Ashanti’s results of operations or financial condition.

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

AngloGold Ashanti is subject to an uncertain tax environment. Increased taxes are expected in most countries of operation. Changes in tax laws could result in higher tax expense and payments and could materially impact AngloGold Ashanti’s tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions in which AngloGold Ashanti operates could limit its ability to enforce its rights. As a global company, AngloGold Ashanti conducts its business in countries subject to complex tax rules, which may be interpreted in different ways. The interpretation and application of tax rules by tax authorities and courts in the countries in which the Company operates may be uncertain and unpredictable and could result in higher tax expense and payments than anticipated, even if such tax exposure is considered to be remote by the Company. Further interpretations or developments of tax regimes may affect the Company’s tax liabilities, return on investments and business operations. AngloGold Ashanti is regularly the subject of tax audits in its various jurisdictions of operation. In Tanzania, the Tanzania Revenue Authority (“TRA”) has been raising audit findings during the past decade on various tax matters in relation to fiscal years 2009 to 2021. A total amount of $318 million was in dispute as of 31 December 2022 (2021: $291 million), including additional tax assessments of $28 million received in 2022. AngloGold Ashanti has challenged those audit findings through the applicable administrative and judicial processes. These matters are at different stages of appeal, including before two administrative bodies, the Tax Revenue Appeals Board and the Tax Revenue Appeals Tribunal, and the Court of Appeal of Tanzania. In March 2020, the Tax Revenue Appeals Board found in favour of the TRA in a tax dispute relating to AngloGold Ashanti’s tax assessment for fiscal year 2012. AngloGold Ashanti appealed this decision to the Tax Revenue Appeals Board. In Colombia, the Colombian tax authorities (Dirección de Impuestos y Aduanas Nacionales) challenged AngloGold Ashanti’s tax treatment of exploration expenditure in relation to fiscal years 2010, 2011, 2013 and 2014, resulting in claims for additional taxes as well as interest and penalties. During November and December 2022, the Council of State of Colombia ruled against the Company in respect of certain of these lawsuits. The Company’s other lawsuits are still pending before the Colombian courts. See “Item 8A: Legal Proceedings—Tax matters”. In addition, governmental authorities, whether tax, judicial or other, may also issue claims against the Company or its operations, which may be unfounded and without merit, involving substantial penalties and interest. For example, in the DRC, during 2022, Kibali Goldmines S.A., which owns and operates the Kibali gold mine, received several claims from the DRC customs authorities (Direction Générale des Douanes et Accises) (the “DRC Customs Authority”) covering a number of customs duties issues. The DRC Customs Authority claims that incorrect import duty tariffs have been applied to the import of certain consumables and equipment for the Kibali gold mine. In addition, the DRC Customs Authority claims that the exemption available to Kibali Goldmines S.A., which was granted under the original mining lease, no longer applies. Finally, the DRC Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. These claims, including substantial penalties and interest, total $339 million (AngloGold Ashanti’s attributable share: $153 million). For further information, see “Item 18: Financial Statements—Note 17—Investments in associates and joint ventures”. Kibali Goldmines S.A. is of the opinion that such claims are unfounded and without merit. AngloGold Ashanti’s inability to resolve these and other tax disputes favourably or to enforce its rights, may have a material adverse impact on its financial performance, cash flow and results of operations.

In Guinea, DRC and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. In Tanzania, AngloGold Ashanti calculates that net overdue recoverable input tax, fuel duties and appeal deposits (after discounting provisions) of $196 million (2021: $234 million) (including $153 million (2021: $142 million) of value added tax (“VAT”) input credit refunds) were owed to AngloGold Ashanti as of 31 December 2022 and held by the Tanzanian government and it is not certain if and when AngloGold Ashanti will be refunded these amounts. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Tanzania”. In the DRC, AngloGold Ashanti calculates that its attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to it by the DRC government amounted to $86 million (2021: $73 million) as of 31 December 2022. Whilst an agreement was reached with the DRC government on the reimbursement of the refundable VAT in the last quarter of 2018, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of AngloGold Ashanti’s VAT receivables in the DRC. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Democratic Republic of the Congo (DRC)”. Similarly, as a general matter, it is not certain when or whether AngloGold Ashanti will be refunded all tax-related amounts due from any other government.

The countries in which AngloGold Ashanti operates may also introduce export restrictions, exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries as well as adversely affect their results of operations and financial condition. For example, in March 2017, the Tanzanian government announced an immediate ban on gold, silver, copper and nickel ore exports, in an attempt to ensure that mineral value-addition activities would be carried out in-country. Further, in 2018, the DRC government imposed new exchange control rules, as part of its reform of the DRC’s mining code, which resulted in AngloGold Ashanti’s inability to repatriate cash from its DRC operations. The Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $40 million (2021: $499 million) as of 31 December 2022. In this respect, AngloGold Ashanti’s temporary or permanent inability to repatriate cash from the countries in which AngloGold Ashanti operates could have a material adverse effect on the Company’s results of operations and financial condition. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Democratic Republic of the Congo (DRC)”.

Additionally, from 2011 to 2015, the Argentinean government introduced stricter exchange controls and related protracted approval processes which limited the Company’s ability to repatriate dividends from its Argentinean subsidiaries. In September 2018, export duties were re-imposed by the Argentinean government, which are currently set at eight percent for certain goods, including doré bars and gold alloys. AngloGold Ashanti’s net export duty receivables (after discounting provisions) in Argentina amounted to $9 million (2021: $19 million) as of 31 December 2022. These re-imposed export duties, if not compensated with other tax reductions, affect the tax stability guarantee granted to Cerro Vanguardia S.A. (“CVSA”) and could have a material adverse impact on the Company’s results of operations and financial condition. Furthermore, in September 2019, the Argentinean government re-established foreign exchange and export controls. CVSA had a cash balance equivalent to $116 million (2021: $139 million) at 31 December 2022. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($105 million (equivalent)) and onshore ($15 million (equivalent)) investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of U.S. dollars in order to distribute offshore dividends. In December 2022, the Argentinean Central Bank approved the payment of $17 million (equivalent) to AngloGold Ashanti. The remaining approvals are pending. In addition, increased socio-political tensions and hyper-inflation over the past few years have greatly increased the country risk which in turn has lowered the potential future earnings of AngloGold Ashanti’s investment in CVSA. Argentina’s economy continues to suffer from a persistent recession coupled with high inflation (94.8 percent in 2022) and widespread unemployment (an estimate of approximately seven percent in 2022). See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina”.

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

In South Africa, AngloGold Ashanti has been subject to numerous claims, including class action litigation with respect to alleged OLD with two certified industry-wide classes, i.e., a Silicosis Class and a Tuberculosis Class. The settlement agreement in relation to this silicosis and tuberculosis class action came into effect in December 2019, following the approval of the settlement by the High Court in Johannesburg in July 2019. As a result, a trust (Tshiamiso Trust) was established for a minimum of 13 years responsible for making payments to eligible beneficiaries. The amount of monetary compensation will vary depending on the nature and seriousness of the disease. As of 31 December 2022, AngloGold Ashanti has recorded a provision of $35 million (2021: $50 million and 2020: $61 million) to cover the estimated settlement costs and related expenditure of the silicosis litigation. Although significant judgement was applied in estimating the costs incurred to settle the silicosis and tuberculosis class action claim, the final costs and related expenditure may differ from current cost estimates. In addition, even though management believes the assumptions are appropriate, changes in the assumptions may materially affect the provision and final costs of settlement. For example, the final settlement costs and related expenditure may be higher than the recorded provision depending on various factors, such as, among other things, potential changes in the settlement terms, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates. There can be no assurance that ultimately this matter will not result in losses in excess of the recorded provision, which may have a material adverse effect on AngloGold Ashanti’s financial position. The sale of the Company’s South African operating assets and liabilities to Harmony did not include the silicosis obligation relating to South African employees, which was retained by AngloGold Ashanti. For further information, see “Item 18: Financial Statements—Note 1.2—Statement of Compliance—Significant Accounting Judgements and Estimates—Use of Estimates—Provision for silicosis”.

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

AngloGold Ashanti may face additional health care challenges as a result of other public health crises, pandemics or epidemics, which may significantly impair the health or mobility of the Company’s labour force and, as a result, AngloGold Ashanti’s ability to maintain its production levels or operations. Uncertainties remain with respect to the possibility of the emergence, or the re-emergence, of infectious diseases (such as COVID-19, Ebola, Marburg or monkeypox) that may lead to excessive absenteeism in, or travel restrictions impacting, the Company’s workforce and may lead to operational disruptions, including a halt or significant slowdown in mining operations. A curtailment or suspension at AngloGold Ashanti’s mining operations in certain or all regions due to full or partial shutdowns, either those requested or mandated by governmental authorities or otherwise elected by the Company, including for safety or staffing reasons, may have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

In South Africa, AngloGold Ashanti retained the legal and financial obligations in respect of a historical post-retirement medical scheme for certain employees and their dependents following the sale of the Company’s South African operating assets and liabilities to Harmony. AngloGold Ashanti’s responsibility extends to South African employees who historically qualified for such scheme (which was discontinued about two decades ago) and who were either not transferred to Harmony in connection with the asset sale but remained employed by the Company as of the consummation of the sale or who had retired prior to the completion of the transaction. As of 31 December 2022, AngloGold Ashanti has recorded a provision of $66 million (2021: $71 million and 2020: $77 million) to cover the estimated contribution costs of the post-retirement medical scheme for such current and retired employees. In the event that the required contribution costs ultimately exceed the estimates on which the recorded provision is based, the additional costs incurred by the Company may have a material adverse effect on AngloGold Ashanti’s financial position. For further information, see “Item 18: Financial Statements—Note 26—Provision for pension and post-retirement benefits”.

AngloGold Ashanti’s inability to retain its senior management may have an adverse effect on its business.

AngloGold Ashanti’s success depends largely upon the continued service of its senior management, including its chief executive officer, its chief financial officer, the executive officers at each of its business divisions and the general managers at its mines. The departure of one or more members of AngloGold Ashanti’s senior management may have an adverse effect on its business, results of operations and financial condition. In addition, the loss of one or more members of the senior management team, coupled with any reduced attractiveness of the gold mining sector, could lead to the departures of other members of the management team. The inability of AngloGold Ashanti to retain its senior management could disrupt its operations, and have a material adverse impact on its business, results of operations and financial condition.

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

For example, despite the scale of mining activities in many African countries, recruitment of skilled personnel has been challenging as the local development of critical skills struggles to match an increasing demand. Recruitment remains difficult due to university offerings and other training institution offerings often not well-suited to the specific needs of the mining industry, as well as other factors such as language barriers and low literacy skills. Furthermore, local workers with critical skills, such as jumbo operators and tele-remote bogger operators from the DRC, Ghana and Tanzania are increasingly being targeted for expatriate opportunities across the continent. In addition, it has become increasingly difficult to secure work permits for AngloGold Ashanti’s expatriate workforce in Tanzania as a result of the Tanzanian government’s efforts to promote the employment of Tanzanian citizens. Difficulties in obtaining such non-citizen work permits due to increased pressure for localisation of labour, if continuing, may have an adverse impact on the Company’s operations in Tanzania. Similar impacts may occur elsewhere, including in the DRC, Ghana and Guinea. Certain jurisdictions, such as Ghana, have also adopted local content and local participation policies.

Other regions experience similar challenges. For example, while there is a high concentration of specialised and skilled mining workers in Australia and Brazil, there is significant competition for such personnel in those markets. Additionally, the Company may incur significant costs to develop talent, capacity and expertise across its global operations. Despite AngloGold Ashanti’s investments, the Company may not be able to retain and attract sufficient skilled and experienced employees in all areas of the business. Should it fail to do so or lose any of its key personnel with critical skills, business and growth prospects may be harmed and this could have an adverse impact on AngloGold Ashanti’s results of operations and financial condition.

Increased labour costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Labour costs represent a substantial proportion of the Company’s total operating costs and at many operations in the Americas, constitute approximately 40 to 45 percent of the operations’ operating costs. Absent any simultaneous increase in productivity, any change to the Company’s wage agreements or other factors that could increase labour costs may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

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

The use of contractors at certain of the Company’s operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increased mining costs.

AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations.

AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, may also have an adverse impact on the Company’s results of operations and financial condition. In addition, restrictions on travel imposed by governments as a result of the outbreak of infectious diseases, a pandemic or other public health threat, such as the outbreak of the SARS-CoV-2 virus responsible for COVID-19, may prevent mining contractors and other employees from reaching AngloGold Ashanti’s mining sites which could have an adverse effect on the operations of the affected mines.

Contractor disputes can also arise after the termination of the contractual relationship or the sale of the applicable mine. For example, in 2021, the Company settled arbitration proceedings with contractors in Ghana with regard to its Obuasi mine.

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

Intrusions onto AngloGold Ashanti’s tenement and operational areas, including artisanal and illegal mining-related activities in particular, continue to be a challenge. The most significant security challenges remain in Guinea, Ghana and Tanzania, in areas where there is endemic poverty, high levels of unemployment and an increased level of organisation and funding of criminal activity. See “—Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the Company’s business, have adverse environmental, health, safety and security impacts, and expose the Company to liability”. If the security environment surrounding AngloGold Ashanti’s operations that are most exposed to these challenges deteriorates, employee, third party and community member injuries and fatalities could also increase. Any such increase could disrupt the Company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition. In some instances, risk assessments categorise threats as serious enough to require resorting to public security forces, such as national police or military units on a near-permanent basis. In the event that continued invasions in any of the Company’s countries of operations compromise the Company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.

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

In addition, infectious diseases, such as COVID-19, Ebola, Marburg or monkeypox, are also a threat to the stability of some of the countries in which AngloGold Ashanti operates, where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively, in particular prolonged or sustained outbreaks. For example, during August 2014, cases of the Ebola virus were reported in the town of Siguiri, which is located near AngloGold Ashanti’s Siguiri mine in Guinea. AngloGold Ashanti implemented certain restrictions on travel to and from the Siguiri mine as a precaution. As the Ebola virus caused significant disruptions in the Company’s exploration activities, particularly relating to field mapping and geophysics, AngloGold Ashanti also suspended its brownfields work programme and greenfields field work in the middle of 2014. A new Ebola outbreak was detected in early 2021 in Guinea, which continued until the summer of 2021. The DRC also experienced an outbreak of the Ebola virus at the end of 2021 and during the summer of 2022. Similarly, AngloGold Ashanti operates mines in regions that have had confirmed cases of COVID-19 and resulting deaths. In some countries, national or state governments declared a state of emergency empowering such governments to take actions or impose restrictions to contain the virus that otherwise would not be permitted under the applicable legal and regulatory framework. Governments also imposed certain restrictions on travel or business activities as protective measures, including nationwide lockdowns (quarantine), which have disrupted, and may in the future if reimposed disrupt, the Company’s activities and operations and even lead to a full or partial shutdown of the Company’s mining operations in those countries. Any such emergency governmental action may have a material adverse effect on AngloGold Ashanti’s operating and financial results, which may result in a negative impact on the Company’s cashflows, funding requirements and overall liquidity.

Labour unrest, activism and disruptions (including protracted stoppages) could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

AngloGold Ashanti’s employees in Ghana, Guinea, Tanzania, Brazil and Argentina are highly unionised and unions are active at some of the Company’s other operations. Trade unions working with communities and NGOs, therefore, have a significant impact on the general labour relations environment, including labour relations at an operational level and operational stability at times. Unions are characterised by their robust engagement with the Company, both in the context of existing collective bargaining structures to improve and advance conditions of employment, and in the context of changing economic conditions, downsizing and downscaling of operations. These factors expose the Company’s operations to potential strike action and work stoppages. Any future labour unrest and disruptions could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition. For example, at Siguiri in Guinea, local community protests related to employment demands led to mining disruptions and the temporary suspension of mining activities during the month of July 2022.

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

Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the Company’s business, have adverse environmental, health, safety and security impacts, and expose the Company to liability.

Artisanal and illegal miners are active on, or adjacent to, at least eight of AngloGold Ashanti’s properties, which at times may lead to interference with the Company’s operations and results in conflict that presents a security threat to property and human life. AngloGold Ashanti’s operations and projects affected and potentially at risk by artisanal and/or illegal small-scale mining are mainly situated in Guinea, Ghana, Tanzania and Brazil. Artisanal and illegal small-scale mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor safety practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply and distribution chains. These misconceptions impact negatively on the reputation of the industry.

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti’s properties, as well as impacts to surface water, pollution, disruptions to previously rehabilitated areas, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could also result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomical. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. In addition, illegal mining could lead to an increase in the level of organisation and funding of criminal activity around some of the Company’s operations. The most significant security challenges have occurred in Guinea, Ghana and Tanzania in areas where there is endemic poverty and high levels of unemployment.

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

AngloGold Ashanti’s right to own and develop Mineral Reserve and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”. Currently, a significant portion of AngloGold Ashanti’s Mineral Reserve and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of these rights.

In each of the countries in which AngloGold Ashanti operates, the formulation or implementation of government policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights, ownership of mining assets and the right to prospect and mine, and in extreme cases, nationalisation, expropriation or nullification of existing concessions, licences, permits, agreements and contracts.

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

In Colombia, a government agency grants exclusive concession contracts for exploration and development which contain specified timelines for the completion of the various phases of a mining project. The Company must comply with these timelines unless performance is suspended, for example, due to force majeure or these timelines are extended or modified. If AngloGold Ashanti does not comply with the specified timelines for the completion of the various phases of a mining project, it may be found in breach of its concession contract or mining licence and such breach could constitute grounds for the mining authority to terminate such concession contract or mining licence. Force majeure was declared at the La Colosa project by the Colombian mining authority, stopping all activities, pending issuance of permits required to continue the next phase of operations. During the period when force majeure is in force, the specified timelines for completing the various phases of the mining project under the concession contract are suspended. The force majeure has been extended multiple times and is now expected to expire in June 2023, after which such declaration will once more need to be extended in case the relevant permits have not been granted. However, there can be no guarantee that such declaration, if required to be extended, will be extended at that time. Force majeure generally remains in force as long as the underlying circumstances which led to its declaration persist. See also “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia”.

AngloGold Ashanti’s insurance does not cover most losses caused by the risks described in this section. See “—The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability”.

If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to prospect or mine or to implement planned projects, or continue its operations, or comply with all laws, regulations or requirements, or do so within timeframes that make such plans and operations economically viable, or if the laws impacting the Company’s ownership of its mineral rights or the right to prospect or mine change materially, or if governments increase their ownership in the mines or nationalise them, AngloGold Ashanti’s results of operations and financial condition could be adversely affected. In addition, such challenges and difficulties may negatively affect the outcome of the Company’s project studies, which could, in some cases, lead to a reduction in its Mineral Resource and Mineral Reserve, which may be significant.

AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas, as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. For example, Colombia is an untested jurisdiction for the Company, so permitting, licensing, stakeholder expectations and demands and other external factors, including with respect to the Quebradona project, could affect timelines and cause capital overruns. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of the Company’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on its results of operations, financial condition and prospects.

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

As a result, new sources of capital may be needed to help meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to further raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the Company’s operational performance and operating cash flow and debt position, among other factors. AngloGold Ashanti’s ability to raise further debt, equity or quasi-equity financing in the future and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the Company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects, risks relating to the countries in which it operates and other factors. As a result, in the event of depressed gold prices, unanticipated operating or financial challenges, any dislocation in financial markets (including due to the impact of public health crises, epidemics or pandemics) or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities on reasonable terms, invest in existing and new projects, fund its ongoing business activities, exit projects and retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the Company’s results of operations and financial condition.

Sales of large quantities of AngloGold Ashanti’s ordinary shares and ADSs, or the perception that these sales may occur or other dilution of the Company’s equity, could adversely affect the prevailing market price of the Company’s securities.

The bulk of AngloGold Ashanti’s shares are held by a relatively small number of investors. According to information available to the Company, AngloGold Ashanti’s five largest shareholders beneficially owned 33.57 percent and the top 10 largest beneficially owned 49.29 percent of AngloGold Ashanti’s ordinary shares as at 31 December 2022. Subject to applicable securities laws, holders of AngloGold Ashanti’s ordinary shares or ADSs may decide to sell them at any time. As a result, the market price of the Company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur.

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

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of a recoverable amount for each group of assets. Expected future cash flows are inherently uncertain and could materially change over time. Recoverable amounts are significantly affected by Mineral Reserve and production estimates, together with economic factors such as spot and forward gold prices and currency exchange rates, as well as discount rates and estimates of costs to produce Mineral Reserve and future capital expenditure. Estimated rehabilitation and closure costs could also materially affect the Company’s financial performance and could result in the need to recognise an impairment charge.

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the Company’s results of operations and financial condition. For example, during 2022, AngloGold Ashanti recognised impairment losses (net of taxation) of $151 million, $57 million and $38 million in respect of its Córrego do Sítio complex, Cuiabá complex and Serra Grande mine, respectively.

AngloGold Ashanti does not have full management control over some of its significant joint ventures and other projects. If the operators of these joint ventures or projects do not manage these effectively and efficiently, the Company’s investment in these joint ventures or projects could be adversely affected and its reputation could be harmed.

AngloGold Ashanti’s joint venture at Kibali in the DRC is managed by the Company’s joint venture partner Barrick Gold Corporation (“Barrick”) following the completion of the merger between Randgold Resources Limited and Barrick in January 2019. In addition, certain of AngloGold Ashanti’s exploration joint ventures and projects are managed by the relevant joint venture or project partner. For example, in January 2020, the Company’s joint operation partner B2Gold Corp. assumed the role of manager of the Gramalote project in Colombia, in which AngloGold Ashanti now holds a 50 percent interest.

As AngloGold Ashanti is not the operator of these non-managed joint ventures or projects, the Company cannot ensure that these joint ventures or projects are operated, particularly on a day-to-day basis, in compliance with the standards that AngloGold Ashanti applies to its other operations. If these joint ventures or projects are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by AngloGold Ashanti’s joint venture or project partners, the Company’s investment in the relevant joint venture or project could be adversely affected. In addition, negative publicity associated with operations that are ineffective or inefficiently operated, particularly relating to any resulting accidents or environmental incidents, could harm the Company’s reputation and therefore its prospects and potentially its financial condition. Furthermore, any failure of joint venture or project partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition. For example, with respect to the Kibali project in the DRC, AngloGold Ashanti and Barrick retain equal representation, with neither party holding a deciding vote, on the board of the company that has overall management control of the joint venture and all major management decisions for this project, including approval of the budget, require board approval. If a dispute arises between AngloGold Ashanti and Barrick with respect to the Kibali project and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and AngloGold Ashanti may have to participate in proceedings to resolve the dispute, which could adversely affect the Company’s results of operations and financial condition.

AngloGold Ashanti’s joint venture or project partners may have economic or business interests or goals that are not consistent with the Company’s or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture or other project agreements. Disputes between AngloGold Ashanti and its joint venture or project partners may lead to legal action, including litigation between the Company and its joint venture or project partners. For example, a joint venture or project partner could decide to sell its shares in the joint venture or project in breach of any pre-emptive rights which the Company may have under the relevant joint venture or other project agreement. Such disputes could adversely affect the operation of the joint venture or project, may prevent the realisation of the joint venture’s or project’s goals and could adversely affect AngloGold Ashanti’s investment in the joint venture or project or harm the Company’s reputation. There is no assurance that AngloGold Ashanti’s joint venture or project partners will continue their relationship with the Company in the future or that the Company will be able to achieve its financial or strategic objectives relating to such joint ventures or projects.

Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.

An actual, anticipated or unexpected negative development of AngloGold Ashanti’s results of operations or cash flows, country risk, financial metrics, or an increase in its net debt position could result in a deterioration of the Company’s credit ratings. AngloGold Ashanti’s ratings are influenced inter alia, by the location of its domicile and its operations. S&P Global, Moody’s and Fitch have assigned sub-investment grade credit ratings to the Republic of South Africa and the South African sovereign ratings may have an adverse impact on the Company’s credit ratings. Furthermore, AngloGold Ashanti operates in a number of jurisdictions which have a deteriorating credit quality and rating. Any downgrade of AngloGold Ashanti Limited, the Republic of South Africa or any jurisdiction in which the Company has significant operations by any rating agency could increase the Company’s cost of capital, reduce its investor base and have a material adverse effect on AngloGold Ashanti’s business, results of operations and financial condition.

The level of AngloGold Ashanti’s indebtedness could adversely impact its business.

As at 31 December 2022, AngloGold Ashanti had gross borrowings of $1.983 billion (2021: $1.909 billion and 2020: $1.931 billion), excluding all leases.

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

AngloGold Ashanti’s ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance. For example, the outbreak of the SARS-CoV-2 virus responsible for COVID-19, which reached pandemic proportions, the geopolitical tensions and war between Russia and Ukraine and the recent inflationary pressures in the world economy led to disruption and volatility in financial and capital markets. Any prolonged dislocations in financial and capital markets could impact the Company’s ability to refinance its debt on commercially reasonable terms, if at all, and could as a result have a material adverse effect on the Company’s funding requirements and overall liquidity.

Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the Company to new geographic, political, legal, social, operating, financial and geological risks.

AngloGold Ashanti may pursue the acquisition of assets, properties or companies, which may include producing, development as well as advanced stage exploration assets or properties. Any such acquisition may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, fiscal, legal, regulatory and contractual risks as well as jurisdictions which have a deteriorating credit quality and rating. For example, there may be a significant change in the legal, regulatory and fiscal framework applicable to the Company after it has completed a relevant transaction; commodity prices may also significantly change after the Company has committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may prove below expectations; AngloGold Ashanti may have more stringent criteria to recognise Mineral Reserve than any acquired business, which may lead to an amount of Mineral Reserve being recognised by the Company that is lower than the amount determined by such acquired business prior to the relevant acquisition; AngloGold Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquisition may divert management’s attention from AngloGold Ashanti’s day-to-day business. Furthermore, the Company operates and acquires businesses in different countries, with different regulatory, business and operating cultures, which may exacerbate the risks described in this section. In addition, the acquired business may have undetected liabilities which may be significant.

In the event that AngloGold Ashanti chooses to raise debt capital to finance any acquisition, its leverage will be increased. Should the Company choose to use equity as consideration for an acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with its existing cash resources, which could decrease its ability to fund future capital expenditures and to service its debt.

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

AngloGold Ashanti maintains insurance to protect against events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that the Company believes to be reasonable depending upon the circumstances surrounding each identified risk. However, damage and third-party claims arising from catastrophic events may exceed the limit of liability covered under these insurance policies. Furthermore, AngloGold Ashanti’s insurance does not cover all potential risks associated with its business and may exclude certain parts of its business. For example, there are specific exclusions for third-party and public liability insurance cover with respect to certain of the Company's TSFs. AngloGold Ashanti may elect not to insure certain risks due to the high premia or for various other reasons, including an assessment that the risks are remote. For example, while AngloGold Ashanti’s insurance program includes coverage for cyber-related crimes and incidents as part of the global insurance program, such coverage is limited due to its relatively high cost and the sophisticated nature of cyber-crime. AngloGold Ashanti’s insurance coverage also contains customary exclusions for acts of war and terrorism.

In order to reduce or maintain the cost of its insurance program, AngloGold Ashanti may in some instances retain a portion of the financial loss associated with an insurable event. These financial losses could be significant and could have an adverse effect on its financial condition.

Insurance for certain risks in particular, such as loss of title to mineral property, political risks in certain jurisdictions, environmental pollution, or other hazards resulting from exploration and production, is not generally available to mining companies on acceptable terms. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond the Company’s control or as a result of previous claims. This can result in higher premia and periodically being unable to maintain the levels or types of insurance the Company typically carries.

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
•financial market expectations regarding interest rates and the rate of inflation;
•the strength of the U.S. dollar (the currency in which gold trades internationally) relative to other currencies;
•actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund (“IMF”);
•gold hedging and unwinding of hedging by gold producers;
•global or regional political or economic events; and
•the cost of gold production in major gold-producing countries.

The market price of gold has been and continues to be significantly volatile. During 2022, the market spot gold price traded between a low of $1,622 per ounce and a high of $2,052 per ounce. Between 1 January 2023 and 10 March 2023, the market spot gold price traded between a low of $1,811 per ounce and a high of $1,950 per ounce. On 10 March 2023, the market spot gold price was $1,868 per ounce. In addition to protracted declines, the price of gold is also often subject to sharp, short-term changes. For example, the market spot gold price decreased from a high of $1,674 per ounce on 6 March 2020 to a low of $1,470 per ounce on 19 March 2020 in the midst of a wider market dislocation related to the COVID-19 pandemic and despite the alleged investor perception of gold as a relatively safe haven in periods of market volatility.

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

A sustained period of significant gold price volatility may adversely affect the Company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-term strategic decisions. Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti in the past and may lead AngloGold Ashanti in the future to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the Company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment. Mines with marginal headroom may be subject to decreases in value that are not temporary, which may result in impairment losses. See “—Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant”. The market value of gold inventory may be reduced, and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in Mineral Reserve estimates or life-of-mine plans from those prices used previously to determine Mineral Reserve or life-of-mine plans could also result in material impairments of the Company’s investment in mining properties or a reduction in its Mineral Reserve estimates and corresponding restatements of its Mineral Reserve and increased amortisation, reclamation and closure charges. Whilst, from time to time, AngloGold Ashanti may enter, and has in the past entered, into gold price hedges on an ad hoc basis on a portion of its production, the Company does not systematically do so. In addition, even when AngloGold Ashanti enters into gold price hedges, there is no certainty that such hedges will adequately protect the Company against gold price volatility.

The price of silver has also experienced significant fluctuations in past years. During 2022, the silver price varied between a low of $17.85 per ounce and a high of $26.39 per ounce. On 10 March 2023, the price of silver was $20.51 per ounce.

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

Gold is principally a U.S. dollar-priced commodity and most of AngloGold Ashanti’s revenues are realised in, or linked to, U.S. dollars, whilst cost of sales are partly incurred in the local currency where the relevant operation is located. Given AngloGold Ashanti’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the Brazilian real, Argentinean peso, Australian dollar, Ghanaian cedi and the South African rand. The weakness of the U.S. dollar against local currencies results in higher cost of sales and other costs in U.S. dollar terms. Conversely, the strengthening of the U.S. dollar lowers local cost of sales and other costs in U.S. dollar terms.

Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, based on average exchange rates in 2022, the Company estimates that a one percent strengthening of all of the Brazilian real, Argentinean peso, Australian dollar, Ghanaian cedi and the South African rand against the U.S. dollar, other factors remaining equal, would have resulted in an increase in cost of sales and total cash costs per ounce of approximately $13 million and $6 per ounce, respectively. As a result of the sale of its remaining South African operations, AngloGold Ashanti’s exposure to fluctuations in the strength of the South African rand has been reduced.

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

The price of oil has fluctuated between $78 and $140 per barrel of Brent Crude in 2022. During the year, as a result of the geopolitical tensions and the war between Russia and Ukraine, the oil price had increased precipitously. As of 10 March 2023, the price of oil was at $82 per barrel of Brent Crude.

AngloGold Ashanti estimates that for each $1.00 per barrel rise or fall in the oil price, other factors remaining equal, cost of sales and total cash costs per ounce of all its operations change by approximately $1 million or $0.50 per ounce, respectively. The sensitivity analysis includes the impacts of oil hedges. In July 2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent crude oil for the period January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. The average price achieved on the forward contracts is $89.20 per barrel of Brent crude oil. At 31 December 2022, the mark-to-market value of these oil derivatives was an unrealised loss of $6 million. The cost of sales and total cash costs per ounce of certain of the Company’s mines, particularly Siguiri, Geita, Iduapriem and Tropicana, which are more dependent on fuel, are most sensitive to changes in the price of oil. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction of new levies.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. The price of steel has fluctuated between a low of $650 and a high of $1,541 per tonne in 2022. On 10 March 2023, the price of flat hot rolled coil (North American Domestic FOB) was $1,056 per tonne.

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

AngloGold Ashanti has historically declared all dividends in South African rands (as required by South African company law). As a result, exchange rate movements may have affected the Australian dollar, the Ghanaian cedi, the British pound and the U.S. dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to holders of the Company’s securities.

Furthermore, AngloGold Ashanti’s Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors or the Company’s shareholders at a general meeting. If, and to the extent that, AngloGold Ashanti is able to or opts to declare dividends and distributions in U.S. dollars, exchange rate movements will not affect the U.S. dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, Ghanaian cedis, British pounds or South African rands will continue to be affected. If, and to the extent that, dividends and distributions are declared in South African rands in the future, exchange rate movements will continue to affect the Australian dollar, Ghanaian cedi, British pound and U.S. dollar value of these dividends and distributions. This may reduce the value of the Company’s securities to investors. Additionally, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, Ghanaian cedis, U.S. dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

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

Disruptions to international credit markets and financial systems have caused in the past, and may cause in the future, a loss of investor confidence resulting in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Any economic recovery may remain limited in geographic scope. A significant risk also remains that this recovery could be slow or that the global economy could quickly fall back into an even deeper and longer lasting recession or even a depression.

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

Furthermore, the geopolitical tensions and war between Russia and Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the European Union (“EU”), the United Kingdom, NATO and other jurisdictions have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect AngloGold Ashanti’s business.

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
•exposure to the liquidity and insolvency risks of the Company’s lenders and customers; and
•impairment of the carrying value of operations in AngloGold Ashanti’s financial statements.
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

Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, actual and proposed pricing or taxation of carbon emissions, unrest and potential conflict in the Middle East as well as the war between Russia and Ukraine, among other factors, could result in increased demand or constrained supply and sharply escalating oil and energy prices. In particular, the hostilities between Russia and Ukraine triggered the imposition of various sanctions by the United States, the EU, the United Kingdom and other jurisdictions against Russia. These and any additional sanctions or export controls, as well as countermeasures taken by Russia or other jurisdictions, led to a sharp increase in oil and energy prices, given Russia’s role as a major global exporter of crude oil and natural gas, which adversely impacted the Company’s results of operations and financial condition. This risk will be further exacerbated if the oil and energy prices return to such an elevated level or increase further.

Electricity sourced from fossil fuel based generation is currently used for most of AngloGold Ashanti’s business and safety-critical operations, including cooling, hoisting and dewatering. Loss of power can therefore impact production and employee safety, and prolonged outages could lead to flooding of workings and ore sterilisation. AngloGold Ashanti’s mining operations are substantially dependent upon a mix of electrical power generated by local power utilities and by own power generation plants situated at some of its operations. The unreliability of local power utilities in some of the countries in which AngloGold Ashanti operates could have a material adverse effect on the Company’s operations, as large amounts of power are required for ventilation, exploration, development, extraction, processing and other mining activities on the Company’s properties. For example, in Tanzania, government policies put increased pressure on companies to utilise the national grid, which could adversely impact the Company’s mining operations in the country due to potential power quality issues.

Certain of AngloGold Ashanti’s mining operations depend on supplies of fuel delivered by road which have been disrupted in the past and may be disrupted again in the future. Any such disruptions could negatively impact operating costs and cashflows from these operations.

Inflation may have a material adverse effect on results of operations.

Many of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods and inflationary pressures have been exacerbated by recent geopolitical tensions and supply constraints resulting in increases in energy and other input commodity costs. It is possible that significantly higher future inflation in the countries in which the Company operates may result in an increase in operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the U.S. dollar or an increase in the U.S. dollar price of gold). This could have a material adverse effect on the Company’s results of operations and financial condition. Significantly higher and sustained inflation, with a consequent increase in operational costs, could result in the rationalisation (including closure) of higher-cost mines or projects. Furthermore, when inflation reaches highly inflationary levels in a country in which the Company operates, social unrest and union activity may increase, which in turn may have an adverse effect on AngloGold Ashanti’s operational costs and results of operation in that country.

Of particular concern is the increasing inflation rate in Argentina which was recorded at 94.8 percent in 2022, 51.0 percent in 2021, 36.1 percent in 2020, 53.8 percent in 2019 and 47.6 percent in 2018. Hyper-inflationary reporting will be reflected in the financial statements of the Company’s local subsidiaries. However, hyper-inflationary movements are not reflected in the Group’s consolidated financial statements as AngloGold Ashanti’s local Argentinean subsidiary is deemed to have a U.S. dollar functional currency.

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

AngloGold Ashanti’s Code of Business Principles and Ethics, Business Integrity Policy and Policy on Anti-Bribery and Anti-Corruption, among other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behaviour, including bribery or corruption. They also may not guarantee compliance with legal and regulatory requirements and may fail to enable management to detect breaches of such requirements.

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

AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are uncertain.

AngloGold Ashanti is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental, health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licences, concessions, or rights, among other things. See “Item 8A: Legal Proceedings”.

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

AngloGold Ashanti’s operations are exposed to a number of physical risks resulting from climate change, such as changes in rainfall rates or patterns leading to increased water stress or floods, rising sea levels, higher temperatures, fires and severe weather events such as tropical cyclones. These events or conditions could disrupt its mining, transport and supply chain operations, mineral processing and environmental rehabilitation efforts, create resource or energy shortages, damage the Company’s property or equipment and increase on-site health and safety risks due to, for example, erosion and geotechnical instability. For example, in January 2022, the state of Minas Gerais in Brazil was impacted by heavy rains, which resulted in 145 municipalities declaring an emergency. Thousands of people were forced out of their homes and evacuated from the affected areas, and more than 120 roads were blocked. The impacts were particularly severe in several of the cities where AngloGold Ashanti operates and where its employees reside, which resulted in the operations at Córrego do Sítio being temporarily partially stopped. Extreme rainfall events are also an increasingly significant risk for AngloGold Ashanti’s Australian operations. A significant increase in rainfall has the potential to adversely impact normal TSF operating procedures as well AngloGold Ashanti’s ability to operate processing plants in the event it is unable to discharge process water due to insufficient capacity in the receiving TSF pool. In contrast, increasing water stress at some of AngloGold Ashanti’s operations in Africa could, in the future, negatively impact the Company’s ability to successfully implement its environmental rehabilitation programmes and/or to suppress dust from its operations. These events or conditions also could have adverse effects on AngloGold Ashanti’s workforce and on the communities around its mines, such as an increased risk of food insecurity, drinking water scarcity, access to power and prevalence of disease.

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

Compliance with emerging climate change-related requirements, including stricter regulations and the potential imposition of carbon taxes or GHG emissions cap-and-trading schemes or the elimination of related subsidies, that are expected to be part of a country’s participation in a transition to a lower-carbon economy, could result in significant additional costs and expose AngloGold Ashanti to additional liabilities.

Greenhouse gases (“GHGs”) are emitted directly by AngloGold Ashanti’s operations as well as by external utilities from which AngloGold Ashanti purchases electricity. As a result of commitments made at the UN Climate Change Conference in Durban, South Africa, in December 2011, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the “Paris Agreement”). The Paris Agreement, which came into force in November 2016, requires developed countries to set targets for GHG emissions reductions. In order to meet national reductions commitments, including a goal of “net zero” carbon emissions or carbon neutrality by 2050 set by numerous jurisdictions, it is likely that various countries will implement or adopt additional measures addressing GHG emissions, including stricter GHG emissions limits and/or some form of carbon pricing, in the future. In 2021, AngloGold Ashanti committed to the International Council on Mining & Metals (“ICMM”) target of achieving net zero Scope 1 and Scope 2 GHG emissions by 2050, and, in partnership with value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter. In 2022, AngloGold Ashanti announced a 2030 reduction target to achieve a 30% absolute reduction in its Scope 1 and 2 GHG emissions, as compared to 2021 GHG emissions, through a combination of renewable energy projects, fleet electrification and lower-emission power sources, the capital cost for which is currently anticipated to be approximately $1.1 billion (of which $350 million is expected to be funded over that period by AngloGold Ashanti and the remaining $750 million through third-party funding, including from providers of renewable energy infrastructure).

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

Increasing scrutiny and changing expectations from AngloGold Ashanti’s stakeholders, including communities, governments and NGOs as well as investors, lenders and other market participants, with respect to AngloGold Ashanti’s ESG performance and policies may impact AngloGold Ashanti’s reputation, result in additional costs to meet the expectations of stakeholders, hinder access to capital or expose AngloGold Ashanti to additional risks, including disinvestment and litigation.

Companies across all industries are facing increasing scrutiny related to ESG issues, including their internal ESG policies and governance practices. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG-related matters and in recent years have placed increasing importance on the environmental and social costs and impact of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In addition, host communities, as well as certain governmental and non-governmental actors, are increasingly focused on a company’s ability to operate in a sustainable manner and to mitigate related risks, as well as the public commitments and quantitative metrics used to demonstrate performance and track progress. For AngloGold Ashanti, this includes, in particular, the safe operation of its mines, mitigating its impact to local environments and affected communities and reducing GHG emissions in line with the Company’s voluntary commitments. If AngloGold Ashanti’s performance fails to meet internal or adopted external ESG standards, or AngloGold Ashanti otherwise fails to satisfy stakeholder expectations with respect to its commitments and performance, regardless of whether there is a legal requirement to do so, such failure could result in reputational damage to and litigation against the Company and its business, financial condition, and/or stock price could be materially and adversely affected.

In particular, AngloGold Ashanti faces increasing pressures from stakeholders, who are increasingly focused on climate change, to prioritise energy efficiency in its operations, reduce its carbon footprint and improve water and other resource consumption, as well as to be transparent about how climate-related risks and opportunities are managed throughout the supply chain to foster and promote business resiliency, accountability and stakeholder value. AngloGold Ashanti has implemented numerous initiatives since 2008 to reduce its GHG emissions by installing new technology, such as heat pumps and underground cooling and water treatment systems, reducing power consumption and improving energy efficiency. AngloGold Ashanti has also made certain voluntary commitments to take future actions, including to achieve net zero Scope 1 and 2 GHG emissions by 2050, to achieve a 30% absolute reduction in Scope 1 and 2 GHG emissions by 2030 (as compared to a 2021 baseline), and, in partnership with value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter. AngloGold Ashanti continues to enhance its governance around climate-related risks and opportunities, including implementing the action plans of its Climate Change Strategy, which was approved by its board in November 2021. Nevertheless, AngloGold Ashanti may be required to implement even more stringent ESG practices or standards to meet the expectations of existing and future stakeholders and, if the Company fails to achieve these objectives or to adhere to internal or adopted external standards, or is perceived to be insufficiently committed to addressing ESG concerns across all of its operations and activities, the Company’s reputation and brand image could be damaged, it could lose the trust of its stakeholders (including governments, NGOs, investors, customers and employees) or be subject to litigation brought by those stakeholders, and its business, financial condition and results of operations could be adversely impacted.

AngloGold Ashanti’s inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of its financial statements.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of AngloGold Ashanti’s financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. If AngloGold Ashanti is unable to maintain an effective system of internal control over financial reporting or disclosure controls and procedures, investors may lose confidence in the reliability of its financial statements and this may have an adverse impact on investors’ ability to make decisions about their investment in AngloGold Ashanti. See “Item 15: Controls and Procedures”.

Breaches in cybersecurity and violations of data protection laws may adversely impact or disrupt AngloGold Ashanti’s business.

AngloGold Ashanti maintains global information, digital technology (“DT”) and communication networks and applications to support its business activities. AngloGold Ashanti outsources several digital technology functions and applications to third-party vendors and these engagements may have an impact on the overall cybersecurity position of the Company. The primary company systems managed by third-party vendors include, cloud infrastructure, data centre management, server/personal computing support, enterprise resource planning business applications, email and digital documents and the Cyber Security Operations Centre.

AngloGold Ashanti must continuously monitor the solutions implemented to support its global digital technology and communication networks and applications to maintain a suitable and well-managed environment. There can be no assurance that these efforts will always be successful.

The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software, attempts to gain unauthorised access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, safety incidents, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of AngloGold Ashanti’s systems and networks or financial losses from remedial actions. For example, in late 2020, a threat to the Company’s computer systems was detected and neutralised within hours in connection with the SolarWinds supply chain compromise which affected over 18,000 companies. The systems affected were limited to network monitoring applications in Brazil which monitored certain technology systems across the local network. In addition, there was a notable increase in phishing campaigns linked to COVID-19 in the second half of 2020 which continued through the first half of 2021. A sharp increase in ransomware-related threats have also been recorded throughout the mining industry with several high-profile organisations experiencing disruptions.

Digital technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, which could result in the corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. AngloGold Ashanti’s insurance program includes limited coverage for cyber-related crimes and incidents as part of the global insurance program, and material system breaches and failures could result in significant interruptions that could adversely affect AngloGold Ashanti’s operating results and reputation.

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

AngloGold Ashanti is subject to the periodic reporting requirements of the SEC and the New York Stock Exchange that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. Accordingly, there may be less publicly available information concerning AngloGold Ashanti than there is for U.S. public companies. For example, AngloGold Ashanti has a half-yearly reporting cycle and does not publish reviewed financial statements and analyses of operating and financial results for the quarters ended 31 March and 30 September of each year. In addition, AngloGold Ashanti is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, investors will also receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the Company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in AngloGold Ashanti.

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

While AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (JSE), the Company is also listed on the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australian Securities Exchange (ASX). AngloGold Ashanti was approved for a secondary listing on A2X Markets (A2X) in South Africa and its shares were admitted to trading on A2X on 6 June 2022. AngloGold Ashanti’s issued share capital will be unaffected by the additional listing on A2X. Our agent for service of process in the United States is AngloGold Ashanti North America Inc., 4601 DTC Boulevard, Suite 550, Denver, CO 80237. The U.S. Securities and Exchange Commission (SEC) maintains a public internet site that contains AngloGold Ashanti’s filings with the SEC and reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

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

2021
•Announcement of offer to purchase Corvus Gold Inc. (“Corvus Gold”), in Nevada USA.

2022
•Acquisition of the remaining 80.5 percent interest in Corvus Gold, for a cash consideration of $365 million.
•Acquisition of 100 percent of Coeur Sterling, Inc. (“Coeur Sterling”), in Nevada, USA for a cash consideration of $152 million.

2023 YTD
•On 16 March 2023, AngloGold Ashanti and Gold Fields Limited (“Gold Fields”) announced that they have agreed the key terms of a proposed joint venture in Ghana between Gold Fields' Tarkwa and AngloGold Ashanti's neighbouring Iduapriem Mines.

CAPITAL EXPENDITURE AND DIVESTITURES

For information concerning the Company’s principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to “Item 4B: Business Overview—AngloGold Ashanti Global Operations: 2022”, “Item 5A: Operating Results—Comparison of capital expenditure in 2022, 2021 and 2020” and “Item 5B: Liquidity and Capital Resources”.

For information concerning the Company’s divestitures, including the sale of the remaining South African producing assets and related liabilities completed on 30 September 2020, refer to “Item 5: Operating and Financial Review and Prospects—Overview”.

4B.    BUSINESS OVERVIEW

AngloGold Ashanti Limited (AngloGold Ashanti) is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products. We are developing projects in Colombia, including the Quebradona mine that is expected to produce both gold and copper, and continuing exploration activities in the United States. The Company is headquartered in Johannesburg, South Africa.

PRODUCTS

AngloGold Ashanti’s main product is gold. Once mined, the gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5 percent, in accordance with the standards of ‘good delivery’ as determined by the London Bullion Market Association (LBMA). This refined gold is then sold directly to bullion banks.

By-products of our gold mining operations, often a function of local geological characteristics, include silver in Argentina and sulphuric acid in Brazil.

OPERATIONS

We have developed a high-quality, well-diversified asset portfolio, including production from ten operations in seven countries (Argentina, Australia, Brazil, Ghana, Guinea, the DRC and Tanzania) supported by greenfields projects in the United States and Colombia along with a focused global exploration programme. Our portfolio comprises long-life, operating assets with differing ore body types, located in key gold-producing regions around the world.

Our operations and projects are grouped regionally as follows:

•Africa (DRC, Ghana, Guinea and Tanzania);
•Americas (Argentina and Brazil, and projects in the United States and Colombia); and
•Australia (Australia).

EXPLORATION

Our exploration programme is focused on creating significant value for the Company’s stakeholders by providing long-term optionality and improving the quality of our asset portfolio.

Greenfields and brownfields exploration takes place in both established and new gold-producing regions through managed and non-managed joint arrangements, strategic alliances and wholly owned ground holdings. AngloGold Ashanti’s discoveries include La Colosa and Quebradona (Nuevo Chaquiro) in Colombia and Silicon, North Bullfrog, Mother Lode and Sterling in Nevada, USA.

GOLD MARKET

According to the World Gold Council, 2022 was the strongest year for gold demand in over a decade and saw an annual average market spot gold price of $1,802 per ounce. Demand for gold rose 18 percent to 4,741 tonnes in 2022, with a ten percent increase in investment demand which reached 1,107 tonnes and a two percent increase in demand for gold bars and coins to 1,217 tonnes. Demand for gold in technology saw a full year decline of seven percent as deteriorating global economic conditions hampered demand for consumer electronics and jewellery consumption softened by three percent at 2,086 tonnes as the gold price surged in the fourth quarter of 2022.

Central banks net purchasing in the fourth quarter of 2022 was 417 tonnes with full year buying at 1,136 tonnes.

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

RAW MATERIALS

AngloGold Ashanti uses chemicals, including cyanide and lime, in the production of gold. These chemicals are available from a large number of suppliers and do not represent a material portion of the Company’s costs. We are not currently experiencing any supply shortages on critical consumables utilised in the production of gold across our global operations. In addition, our stocking strategies account for potential lead time variation and supply constraints, thus minimising the risk of changes in the marketplace. While commodity pricing is subject to volatility over time, our contractual terms limit future changes. However the war in Ukraine has led to a sharp increase in oil and energy prices, which are important costs for the Company's business. In 2022, prices for several hard and soft commodities had reached their highest levels in a decade or more, or in some cases had set records. The higher cost for basic commodities used in our host countries and communities, and as key production inputs, could impact the costs of our raw materials.

STRATEGY

The overall aim of our strategy is to generate sustainable cash flow improvements and returns over the longer term and, in so doing, to create and preserve value for all our stakeholders.

We have five key strategic focus areas which enable us to deliver on our overall strategy which is to create value. They guide decision-making and are aimed at generating increased cash flows; extending mine lives; creating an organic pipeline of economically viable orebodies; and enhancing our social licence to operate.

Strategic focus areas
AngloGold Ashanti’s five strategic focus areas are set out below:
•Prioritise people, safety, health, environment and communities. This strategic focus area embodies our corporate ethos and encompasses our sustainability performance. It underpins our business strategy and the delivery of sustained, long-term value creation and is aligned with our values and responsibilities as a corporate citizen. This strategic focus area covers our employees, their safety, health and wellbeing, communities and the environment.
•Maintain financial flexibility. We must ensure our balance sheet is able to meet our core funding needs.
•Optimise overhead costs and capital expenditure. All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objectives.
•Improve portfolio quality. AngloGold Ashanti builds on its portfolio quality through projects such as our FP programme to ensure optimal mine performance. We are flexible in delivering on our mine plans, allowing for the best results, as we progress our projects and replace our production with a growing Mineral Reserve and Mineral Resource base.
•Maintain long-term optionality. As part of focused and responsible management of our Mineral Resource and Mineral Reserve, our exploration programme and related planning is vital in optimising the operating lives of our portfolio. Through continued exploration and the acquisition of properties that are a good fit with our business and offer reserve potential, we add to the long-term sustainability of AngloGold Ashanti.

INTELLECTUAL PROPERTY

AngloGold Ashanti, as a group, is not dependent on intellectual property (including patents or licences), industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes for the conduct of its business as a whole.

THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE

AngloGold Ashanti’s rights to own and develop Mineral Reserve and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties are located.

AngloGold Ashanti is subject to a wide range of laws and regulations governing all aspects of its operations, including with respect to environmental protection, reclamation, exploration, development, production, taxes, immigration, labour standards and employment issues, occupational health, mine safety, dam safety, toxic substances and wastes, securities and foreign corrupt practices. AngloGold Ashanti has made, and expects to make in the future, significant expenditures to comply with these laws and regulations. Non-compliance can result in violations and legal claims, as well as substantial fines, penalties, reputational damage and delays in or suspension of day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or contemplated new laws or regulations, could also have significant impacts on AngloGold Ashanti’s business and results of operations, the extent of which cannot always be predicted.

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

With respect to the mining right held under DMRE reference GP 30/5/1/2/2/11 MR, AngloGold Ashanti and Golden Core agreed to make an application in terms of section 102 of the MPRDA at the DMRE after the closing date of the SA Sale Agreement requesting, among other matters, the incorporation of this mining right into the mining right with DMRE reference GP 30/5/1/2/2/01 MR (the “Harmony Consolidation Application”). AngloGold Ashanti also executed a notarial conditional deed of abandonment pursuant to which it conditionally abandons this mining right in terms of section 56(f) of the MPRDA (the “Deed of Abandonment”) on condition that ministerial consent is granted in respect of the Harmony Consolidation Application. The Harmony Consolidation Application, which was submitted to the DMRE on 17 January 2022, is still pending. On the date of the grant of the Harmony Consolidation Application, AngloGold Ashanti will cease to be a holder of any mining rights in South Africa. Once the transaction has been fully implemented, the general laws relating to mining outlined above will no longer be applicable to the Company, other than the statutory duty of care in terms of NEMA as described above.

AFRICA REGION

Democratic Republic of the Congo (DRC)

General laws relating to mining

The mining industry in the DRC is primarily regulated by Law No. 007/2002 dated 11 July 2002 (the “2002 DRC Code”), as amended and supplemented by Law No. 18/001 dated 9 March 2018 (the “Reformed DRC Mining Code”) and Decree No. 038/2003 dated 26 March 2003, as amended and supplemented by Decree No. 18/024 dated 8 June 2018 (the “Reformed DRC Mining Regulations”).

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

Companies holding mining titles issued prior to the entry into force of the Reformed DRC Mining Code and Reformed DRC Mining Regulations have claims to a ten-year stability provision in accordance with prior mining legislation. Notwithstanding the adoption of the new regulatory regime, their rights with respect to such stability provision are reserved.

The Reformed DRC Mining Code grants the DRC Minister of Mines the authority to grant, refuse, suspend or terminate mineral rights, subject to conditions set out in the Reformed DRC Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of five years renewable once for a further five-year period or in the form of exploitation permits which are granted for an initial period of 25 years, renewable several times for 15-year periods until the end of the mine’s life. Prior to commencing exploration work, the holder of an exploration permit must submit for approval a mitigation and rehabilitation plan pursuant to which it must undertake to carry out certain mitigation measures of the impact of its activities on the environment, as well as rehabilitation measures. Exploitation permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of a feasibility study, an environmental and social impact study and an environmental and social management plan. The holder of an exploitation permit is required to commence development and mine construction within three years of the grant of such permit. Failure to do so may lead to forfeiture of the exploitation permit. To protect and enforce rights acquired under an exploration or exploitation permit, the Reformed DRC Mining Code provides, depending on the nature of the dispute or controversy, administrative, judicial and national or international arbitral recourses.

Mining companies are required to grant a free-carried and non-contributory participation to the DRC government. The DRC government’s free participation was originally set at five percent, which was increased to ten percent in respect of exploitation permits issued after the entry into force of the Reformed DRC Mining Code. All mining companies are required to grant an additional five percent free-carried participation to the DRC government upon each renewal of their exploitation permit. Under the Reformed DRC Mining Code, a ten percent local contributory participation is also mandatory for exploitation permits issued after its entry into force.

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

The standard rate of VAT is 16 percent and is applicable to all mining companies. In the DRC, Kibali Goldmines is due certain refunds of VAT which, to date, remain outstanding. During 2022, AngloGold Ashanti did not recover any VAT offsets and refunds from its operations in the DRC. We believe that our attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to us by the DRC government amounted to $86 million as of 31 December 2022. While an agreement was reached with the DRC government on the reimbursement of the refundable VAT in 2018, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of our VAT receivables in the DRC.

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

During 2022, AngloGold Ashanti repatriated $694 million from its operations in the DRC, in the form of dividends from Kibali (Jersey) Limited. Kibali (Jersey) Limited received such cash from Kibali Goldmines in the form of loan repayments (net of bank fees) (AngloGold Ashanti’s attributable share: $658 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $36 million). Our attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $40 million as of 31 December 2022. The cash is fully available for the operational requirements of Kibali Goldmines. The cash and cash equivalents held at Kibali Goldmines are subject to various steps before they can be distributed to Kibali (Jersey) Limited and are held across four banks in the DRC, including two domestic banks.

AngloGold Ashanti’s rights and permits

AngloGold Ashanti holds a significant stake in the Kibali gold mine which is located in the north-eastern part of the DRC. The Kibali gold mine is owned by Kibali Goldmines which is a joint venture between Barrick Gold Corporation (45 percent), AngloGold Ashanti (45 percent) and Société Minière de Kilo-Moto S.A. (“SOKIMO”) (10 percent) which represents the interest of the DRC government. AngloGold Ashanti and Barrick Gold Corporation each have a 50 percent interest in Kibali (Jersey) Limited which holds their respective 45 percent interest in Kibali Goldmines.

The Kibali gold project is operated by Barrick Gold Corporation and comprises ten exploitation permits, of which eight expire in 2029 and two in 2030. Those exploitation permits (11447, 11467, 11468, 11469, 11470, 11471, 11472, 5052, 5073, and 5088) cover an area of approximately 1,836 km2 in the Moto goldfields.

Ghana

General laws relating to mining

Control of minerals and mining companies

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (the “GMM Act”) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of reconnaissance, prospecting, recovery and associated land usage being granted under licence or lease. The grant of a mining lease by the Ghana Minister of Lands and Natural Resources (the “LNR Minister”) upon the advice of the Minerals Commission is subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by the Ghanaian Parliament. The LNR Minister has the power to object to a person becoming or remaining a controller of a company which has been granted a mining lease if the LNR Minister believes, on reasonable grounds, that the public interest would be prejudiced by the person concerned becoming, or remaining, a controller.

Stability and development agreements

The GMM Act provides for stability and development agreements. Stability agreements guarantee for a period of 15 years certain terms and conditions (mainly fiscal) to which a company’s operations are subject. Development agreements may be granted to a mineral right holder that proposes to invest over $500 million in its mineral operations in Ghana. The GMM Act permits stability provisions to be incorporated into development agreements. Stability and development agreements are subject to parliamentary ratification. In January 2020, it was proposed that the GMM Act be amended by abolishing development agreements and shortening the maximum term of stability agreements from 15 years to five years (with a possible extension for a further five years). If the GMM Act were amended along these lines, such amendments would not apply retroactively and would therefore not have an impact on existing development agreements, including the Obuasi Development Agreement (as described below). Those amendments to the GMM Act have not yet been adopted.

Ghana Stability Agreement

In 2004, following the implementation of the business combination between AngloGold Limited and Ashanti Goldfields Company Limited, AngloGold Limited and the Government of Ghana signed a stability agreement (the “Ghana Stability Agreement”) governing certain aspects of the fiscal and regulatory framework within which the company would operate in Ghana for a period of 15 years. In June 2018, the Ghana Stability Agreement ceased to apply to the Obuasi mine because of the parliamentary ratification of a new development agreement and a new tax concession agreement in relation to that mine (as described below).
The Ghana Stability Agreement continued to apply to the Iduapriem mine until it expired in April 2019. Since then, AngloGold Ashanti (Iduapriem) Limited (“AGA Iduapriem”) no longer benefits from the Ghana Stability Agreement. AGA Iduapriem benefits from certain concessions under two deeds of warranty, including exemptions from withholding taxes on dividends, interest and payments for foreign services, and allowable deductions.

Obuasi Development Agreement

AngloGold Ashanti (Ghana) Limited (“AGA Ghana”) negotiated a new development agreement in relation to the Obuasi mine (the “Obuasi DA”) with the Government of Ghana. On 21 June 2018, the Ghanaian Parliament ratified the Obuasi DA which contains stability terms as provided for in stability agreements. The Obuasi DA confers a number of rights and obligations on AGA Ghana with respect to the Obuasi mine, including, among other matters, (i) the stabilisation of the fiscal and regulatory framework (except for enactments promoting the use of Ghanaian goods and services) for a period of ten years (with a potential of it being extended for five years); (ii) the right to hold up to 80 percent of proceeds received from exporting minerals in foreign currencies outside of Ghana; (iii) obligation to give preference to materials and goods made in Ghana as well as services provided by Ghanaians; and (iv) the right to peaceful enjoyment and protection against expropriation.

Obuasi Tax Concession Agreement

Fiscal terms, which would ordinarily form part of a single stabilisation document, were separated from the Obuasi DA. Hence a separate tax concession agreement in relation to the Obuasi mine (the “Obuasi TCA”) was signed with the Government. On 21 June 2018, the Ghanaian Parliament ratified the Obuasi TCA with a concession period until 31 December 2027. The Obuasi TCA contains a number of tax concessions for AGA Ghana with respect to the Obuasi mine, including, among other matters, (i) a corporate income tax rate of 32.5 percent or such lower rates as may be fixed by law (instead of the current statutory rate of 35 percent); (ii) exemption of certain transactions from capital gains tax; (iii) a sliding scale royalty rate ranging from three percent to five percent for a price ranging from $1,300 up to $2,000 and above per ounce (instead of the current flat rate of five percent); and (iv) certain VAT exemptions and refunds.

Government’s Golden Share

Section 60(1) of the GMM Act provides that the Government of Ghana can require a mining company to issue to the Republic of Ghana for no consideration a special share (a “Golden Share”). A Golden Share in AGA Ghana was issued to the Government of Ghana and the Obuasi DA confirms that the Government’s rights with respect to its Golden Share apply only in respect of AGA Ghana’s assets and operations in Ghana. The Golden Share confers certain rights on the Government in respect of AGA Ghana. For example, written consent of the holder of the Golden Share is required for, among other matters, (i) any amendment of the rights and restrictions in respect of the Golden Share; (ii) the voluntary winding-up or voluntary liquidation of AGA Ghana; (iii) the disposal of any mining lease held by AGA Ghana; and (iv) the disposal of all or substantially all of the assets of AGA Ghana. The holder of the Golden Share does not have the right to participate in the profits or assets of AGA Ghana (by way of dividend or other capital issuances), but is entitled to attend any general meeting of shareholders.

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
•Revenue Administration Act, 2016 (Act 915) (as amended); and
•Exemptions Act, 2022 (Act 1083).

The Income Tax Act, 2015 (Act 896) ringfences and taxes income derived from mining operations at the rate of 35 percent. The Obuasi TCA for AGA Ghana provides for a stabilised income tax rate of 32.5 percent. AGA Iduapriem currently pays income tax at the rate of 35 percent.

Furthermore, mining companies must pay ground rent and royalties. Ground rent is payable annually and is calculated based on the number of cadastral units of land held. Royalties are calculated as a percentage of total revenue from minerals obtained by the mining company. The Government of Ghana currently applies a five percent royalty rate to mining companies who have not agreed a different royalty rate under an agreement with the State. AGA Ghana pays royalties on a sliding scale ranging between three percent and five percent as provided for by the Obuasi TCA. AGA Iduapriem pays royalties at a rate of five percent.

The provision of goods and services is liable to value added tax (“VAT”) at a revised rate of 15 percent. In addition, there are separate levies, including a 2.5 percent National Health Insurance Levy (“NHIL”), a 2.5 percent Ghana Education Trust Fund Levy (“GetFund Levy”) and a one percent COVID-19 Levy. By virtue of the Obuasi TCA, AGA Ghana is exempt from the payment of the NHIL and GetFund Levy. In addition, while AGA Ghana is technically exempt from the payment of the COVID-19 Levy (as it became operational subsequent to the effective date of the Obuasi DA), the Company decided to pay the COVID-19 Levy voluntarily. AGA Iduapriem is not exempt from any of these levies.

The Exemptions Act, 2022 (Act 1083) (“Exemptions Act”) defines the scope of tax exemptions that may be granted under Ghanaian law, and sets out the administrative process for obtaining a tax exemption. The Exemptions Act requires a person with the benefit of an existing tax exemption to apply to the Ghana Minister of Finance by 11 March 2023 in order to continue to benefit from that tax exemption. The requirement to apply to the Minister of Finance does not affect AGA Ghana (as, by virtue of the Obuasi DA, AGA Ghana is stabilized against the adverse effects of, or obligations imposed by, any new laws). By contrast, AGA Iduapriem is subject to the provisions of the Exemptions Act.

Environmental laws relating to mining

Mining companies are required, under the GMM Act, Environmental Assessment Regulations, 1999 (L.I. 1652), Environmental Protection (Mining in Forest Reserves) Regulations, 2022 (L.I. 2462) and Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary approvals from the Environmental Protection Agency (the “Ghana EPA”) and, in appropriate cases, the Water Resources Commission, the Forestry Commission and/or the Minerals Commission before undertaking mining operations. This includes undergoing an environmental impact assessment process and, following the issuance of the environmental permit, periodically preparing environmental management plans, which include details of the likely impacts of mining operations on the environment and local communities, as well as a comprehensive plan and timetable for actions to mitigate and remediate any adverse effects of the mining operations, for submission to the Ghana EPA. The Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) also impose further obligations to obtain the necessary permits from the Inspectorate Division of the Minerals Commission for the operation of mines. The environmental permits of AGA Ghana (for the Obuasi redevelopment project and for the construction and operation of tailings and water infrastructure projects) are valid until June 2024. The environmental permits for AGA Iduapriem in connection with (i) gold mining and processing, (ii) the re-mining of Block 5 and for the tertiary crusher installation project and (iii) the construction and operation of a tailings storage facility (“TSF”) expired in August 2021, July 2022 and January 2023, respectively. The renewal process for the AGA Iduapriem environmental permits, which was commenced in advance of the expiry of the permits, is underway.

Environmental laws in Ghana also require mining operators to rehabilitate land negatively impacted by mining operations according to an environmental cost reclamation plan agreed with the Ghana EPA. The environmental cost reclamation plan includes two cost estimates, namely the cost of rehabilitating the mining area at the end of the life of the mine as well as the cost of rehabilitating the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. Each mining company is typically required to secure a percentage (typically between 50 percent and 100 percent) of the estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. The terms of each reclamation bond are determined by a reclamation security agreement between that company and the Ghana EPA. Both AGA Ghana and AGA Iduapriem have bank guarantees in place for environmental reclamation liabilities as well as escrow accounts with joint signatories from the Ghana EPA. The guarantees for AGA Iduapriem expired in October 2022, whereas the guarantees for AGA Ghana expired in December 2022. Renewal of the bank guarantees (which commenced in advance of the expiry of the existing guarantees) has not yet been completed due to the continued depreciation of the Ghanaian cedi and its impact on the Bank of Ghana’s single obligor limit. AGA Ghana and AGA Iduapriem have notified the Ghana EPA of the resultant delays.

Foreign exchange, export and other rules

Retention of foreign earnings

The Obuasi mine is permitted to retain 80 percent of its foreign exchange earnings in an offshore foreign exchange account, whereas the Iduapriem mine is allowed to retain up to 75 percent. In addition, the Company has permission from the Bank of Ghana to retain and use U.S. dollars outside of Ghana to fulfil payment obligations to the Company’s hedge counterparties which cannot be met from the cash resources of its treasury company.

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

Local content and local participation policy

Mining companies must submit a detailed programme for the recruitment and training of Ghanaians with a view to achieving “localisation”, which is the replacement of expatriate personnel in a company’s Ghanaian operations by Ghanaian personnel. In addition, mining companies must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies. The Minerals and Mining (General) Regulations, 2012 (L.I. 2173) give further details on the localisation policy. The Minerals and Mining (Local Content and Local Participation) Regulations, 2020 (L.I. 2431) came into force on 22 December 2020 with the purpose of developing Ghanaian participation in the mining industry value chain by imposing an obligation on mining companies to procure goods and services with Ghanaian content to the maximum extent possible.

The Government’s election to purchase gold

In June 2021, the Bank of Ghana launched a “Domestic Gold Purchase Programme” through which the Bank of Ghana intends to purchase refined gold from AGA Ghana, AGA Iduapriem and other large-scale mining companies through voluntary arrangements pursuant to the Bank of Ghana Act, 2002 (Act 612). The LNR Minister indicated in November 2022 that the Government of Ghana intended to exercise its statutory right of pre-emption pursuant to the GMM Act to compel large-scale mining companies to sell 20 percent of their Ghana gold production and/or the resultant refined gold to the Bank of Ghana in exchange for Ghanaian cedis. Each of AGA Ghana and AGA Iduapriem executed voluntary gold purchase agreements with the Bank of Ghana on 29 December 2022. As at 10 March 2023, the Government of Ghana had not exercised its statutory right of pre-emption as prescribed in the GMM Act.

AngloGold Ashanti’s rights and permits

Obuasi

The Obuasi mine originally held four contiguous mining leases, namely, the Obuasi, Binsere 1, Binsere 2 and Binsere 3 Mining Leases. The Obuasi Mining Lease was granted by the Government of Ghana on 5 March 1994, covering an area of approximately 338 km2 in the Amansie East and Adansi West districts of the Ashanti region, for a term of 30 years from the date of the agreement. The Binsere Mining Leases were granted on 9 April 1998, covering an area of 140 km2, for a term of 30 years from the date of the agreement. All leases in respect of the Obuasi mine had been duly ratified in accordance with Ghanaian law. In March 2007, the Government of Ghana agreed to extend the term of the Obuasi Mining Lease for a further term of 30 years. The amended Obuasi Mining Lease was also ratified by Parliament on 23 October 2008. The Obuasi Mining Lease will expire in March 2054 and the Binsere Mining Leases in April 2028. The mining leases are renewable. On 3 March 2016, the Minerals Commission approved AGA Ghana’s application to surrender approximately 273.54 km2 of the area to the Government of Ghana, reducing the combined area under AGA Ghana’s lease areas to 201.46 km2. The remaining parcel of land that will be subject to the mining lease is situated within various villages and townships in the region but excludes the municipality of Obuasi. On 15 January 2021, the Minerals Commission approved AGA Ghana’s application to surrender a further 60.24 km2 of lease area, thereby reducing the total lease area to 141.22 km2 under three mining leases, namely, the Obuasi Mining Lease (87.48 km2), the Binsere 1 Mining Lease (29.03 km2) and the Binsere 2 Mining Lease (24.71 km2). These mining leases are covered by the Obuasi DA and Obuasi TCA.

Iduapriem

The Iduapriem mine operates under four different mining leases, namely, the Iduapriem Mining Lease (LVB1539/89) (36.47 km2), the Ajopa Mining Lease (LVB/WR326/09) (46.12 km2), the Teberebie Mining Lease (LVB3722H/92) (28.53 km2) and the Ajopa South Mining Lease (LR#1109/1999) (28.10 km2). On 17 February 2020, the mining leases were extended for a further period of 15 years and such leases will now expire in February 2035. All leases in respect of the Iduapriem mine have been duly ratified in accordance with Ghanaian law.

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

In 2017, Decree D/2017/285/PRG/SGG was adopted, which sets forth the conditions for the constitution and management of the Local Development Fund (“Fodel”), as well as Joint Order A/2017/6326/MMG/MATD/SGG, which sets forth the conditions for the use, management and control of the Fodel. Together, these set forth the use of the mining companies’ financial contribution to the development of the local communities and the rules applying to the Fodel, which was created under the Guinea Mining Code. On 13 July 2018, a Joint Order A/2018/5212/MEF/MMG/MB/MATD/SGG was issued, which regulates the use, management and monitoring of the resources allocated to local authorities pursuant to article 165 of the Guinea Mining Code. In 2019, an inter-ministerial committee was created to supervise and control the Fodel through the adoption of Joint Order AC/2019/089/MMG/MATD/SGG setting out the conditions for the constitution, powers and management of said inter-ministerial committee. On 6 September 2019, Decree D/2019/263/PRG/SGG was issued, which sets forth local content requirements in the framework of the implementation of public and private projects in Guinea. On 27 May 2021, Order A/2021/1229/MMG/SGG was issued to establish the Steering Committee for local content in the mining sector. On 21 October 2022, Law L/2022/010/CNT, dated 22 September 2022, setting up the legal framework for local content in public and private projects was enacted (the “Local Content Act”). In particular, the Local Content Act regulates local employment, procurement of goods and services, and subcontracting requirements. As the Local Content Act does not expressly repeal the provisions of Decree D/2019/263/PRG/SGG, those provisions remain in force to the extent that they do not conflict with the Local Content Act.

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
•the Republic of Guinea is entitled to a royalty on gold of five percent based on a spot gold price as per LBMA fixing (PM) up until the date of steady state commercial production of the first phase of the Expansion, after which the royalty rate applicable to gold will vary depending on threshold prices as per LBMA fixing (PM), namely: three percent if the gold price is $1,300 or less, five percent, if above $1,300 and up to $2,000 and seven percent if above $2,000;
•SAG benefits from 5-year income tax holiday from the beginning of steady state commercial production of the first phase of the Expansion, after which the income tax rate is set at 30 percent;
•a local development tax of 0.4 percent is payable on the sale price for gold and silver received by SAG up until 31 December 2027, after which it will be increased to 0.6 percent;
•salaries of expatriate employees are subject to a ten percent income tax;
•goods imported into Guinea for purposes related to the construction and commissioning of the first phase of the Expansion are exempt from all customs taxes and duties; and
•SAG is committed to adopting and progressively implementing a plan for the effective rehabilitation of the mining areas disturbed or affected by its operations.

The Mining Concession covers an area divided into four blocks totalling approximately 1,495 km2. SAG has the exclusive right to explore and mine in any part of the concession area for the duration of the Revised Mining Convention. The Revised Mining Convention also grants SAG the option to secure certain land rights over additional areas currently covered by exploration permits, but to which SAG may need access for purposes of establishing roads or storage of tailings. While the Mining Concession expired on 4 August 2022, a renewal request had been filed prior to its expiry in accordance with the provisions of the Revised Mining Convention on 1 February 2022. Pursuant to the Revised Mining Convention, the Mining Concession can be renewed for one or more period(s) that cannot exceed ten years each as long as the Revised Mining Convention is in force.

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

A large scale permit exploitation permit (permis d’exploitation de grande mine) is required to mine a deposit located within the area of an exploration permit and grants the holder an exclusive right to exploit the named substances and proceed with the processing and commercialisation of the substances extracted within its perimeter. Large scale exploitation permits are granted by decree of the Head of Government for a maximum period of 12 years renewable for ten year-periods until depletion of the deposits. An application must be submitted to the Mining Administration (Administration chargée des Mines) and must contain various documents attesting to the financial and technical capacity of the applicant, a feasibility study, a detailed environmental study in respect of the impact of the project on the environment, an environmental permit, a closure and rehabilitation plan as well as a community development plan. As soon as the large scale exploitation permit is granted, the permit holder must incorporate a company under the laws of Mali and assign the permit for free to this company. The State will have a ten percent free-carried interest in the company. This interest will be converted into priority shares and the State’s participation will not be diluted in case of an increase in capital. In addition, the company is required to ensure that private Malian investors are offered the possibility to acquire five percent of their capital.

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

In April 2017, Société d’Exploitation des Mines d’Or de Yatela S.A. (“Yatela”), the company operating the Yatela gold mine, began the implementation of a closure plan in order to relinquish the property. In February 2019, AngloGold Ashanti and its joint venture partner IAMGOLD Corporation announced an agreement to sell each of their 40 percent interests in Yatela to the Government of Mali, which holds the remaining 20 percent interest. Completion of the transaction is subject to the fulfilment or waiver of a number of conditions precedent and has been delayed several times since 2019 due to political instability and related events in Mali as well as the COVID-19 pandemic. Yatela’s exploitation permit covers approximately 212 km2. Yatela has a 30-year permit which expires in 2030.

Tanzania

General laws relating to mining

Tanzania Mining Act and Tanzania Mining Regulations

Mineral rights in the United Republic of Tanzania are principally governed by the Mining Act, Chapter 123 (R.E. 2019), as amended (the “Tanzania Mining Act”) and the Mining Regulations, 2018 (the “Tanzania Mining Regulations”). The Tanzania

Mining Act and the Tanzania Mining Regulations came into force in November 2010 followed by amendments to the Tanzania Mining Act in 2017 and subsequent amendments to the Tanzania Mining Regulations in 2018 and 2019. The Mining (Local Content) Regulations were amended and came into force on 23 September 2022. Those amendments, together with an Executive Order, introduced, among other matters, (i) the Tanzania Mining Commission; (ii) local content requirements in employment and for procurement of goods and services; (iii) Mining Licence requirements of five percent of a licencee’s equity to be held by Tanzanians, with at least 80 percent of its managerial positions to be held by Tanzanians and 100 percent of non-managerial and other positions to be held by Tanzanians, in addition to the shareholding of the Government of Tanzania pursuant to Section 10 of the Tanzania Mining Act (i.e. free-carried interest); and (iv) regulations for the government warehousing of minerals prior to export/sale.

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

Arbitration

Along with other major mining companies, AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the Government of Tanzania to gain assurances that the Geita gold mine will not be affected by recent legal and fiscal changes adopted by the Government in light of their mining development agreements which guarantee (i) fiscal and regulatory stability, and (ii) an agreement between all parties before material legal and regulatory changes are made. As a precautionary step to safeguard its interests, AngloGold Ashanti commenced international arbitration proceedings against the Government of Tanzania in connection with the enactment of this legislation in July 2017. Declaratory relief is sought in accordance with the terms of the company’s existing mining development agreement to preserve its and its shareholders’ rights and interests in the Geita gold mine. AngloGold Ashanti is seeking confirmation from the Government of Tanzania that, as a result of its existing mining development agreement, the company does not fall within the scope of the new mining legislation that includes, among other things, (i) listing requirements; (ii) an increase in the rate of revenue royalties from four to six percent and a one percent clearance fee; and (iii) a right for the Government of Tanzania to (a) renegotiate existing mining agreements at its discretion, (b) receive a non-dilutable, free-carried interest of no less than 16 percent in all mining projects, and (c) acquire up to 50 percent of the shares of the mining company commensurate with the total tax expenditure incurred by the Government in favour of the mining company. AngloGold Ashanti can provide no assurance that the new mining legislation, including the listing requirements, will not apply to its operations in Tanzania and the outcome of the arbitration action may have a material adverse impact on the company’s results of operations and financial condition. See also “Item 8A: Legal Proceedings-Tanzania”.

Categories of mineral right licences

Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right licence granted, or deemed to have been granted, under the Tanzania Mining Act or its predecessor acts. To enable a company to prospect or mine, the Tanzania Mining Commission (“MC”) initially grants an exclusive prospecting licence. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MC may then grant a form of licence for mining. Three categories of licences can be applied for under the Tanzania Mining Act: licences for exploration, licences for mining, and licences for ancillary activities. Licences for exploration include prospecting licences and gemstone prospecting licences. Licences for mining include special mining licences (if the proposed capital investment is equal to at least $100 million), mining licences (if the proposed capital investment is equal to between $100,000 and $100 million) and primary mining licences (reserved for Tanzanian citizens).

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

Mining is mainly carried out through either a mining licence or a special mining licence, both of which confer on the holder the exclusive right to conduct mining operations in or on the area covered by the licence. A special mining licence is granted for the shorter of either the estimated life of the ore body indicated in the feasibility study report or such period as the applicant may request. The holder of a special mining licence may apply for renewal of its licence at any time but no later than one year before the expiry of the licence and such renewal shall not be for a period exceeding the estimate life of the remaining ore body. Special mining licences have certain fiscal and other advantages over mining licences, as the holder of a special mining licence may enter into a mining development agreement with the Government of Tanzania to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts. A special mining licence holder may, in certain circumstances, amend the programme of the mining operations agreed with the MC.

Tax laws relating to mining

Currently, the main tax laws in Tanzania comprise the Finance Act, 2015 (No. 16), which came into force on 1 July 2015, the Finance Act, 2017 (No. 4), which came into force on 1 July 2017, and currently the Finance Act, 2022 (No. 5), which came into force on 1 July 2022. All tax laws impose and revise certain taxes, duties, levies and fees. Among other provisions, inspection or clearance fees on the exportation or domestic use of minerals were introduced. Such exportation or domestic use is restricted unless such minerals have been inspected or cleared at the mining areas, ports, airports, border or posts and the clearing fee of one percent of the gross value of the minerals has been paid by the exporter or any other person in possession thereof. Local government levies and environmental management fees and charges apply as well.

Effective 20 July 2017, the Value Added Tax Act, 2014 (No. 5) (the “VAT Act”) was amended in order to restrict VAT relief for VAT input tax paid by mining companies on goods and services. Prior to the enactment of this amendment to the VAT Act, mining companies were entitled to 100 percent VAT relief in respect of the goods and services they purchased. The amendment prohibits refunds for VAT input tax incurred on a series of raw products, including the exportation of “raw minerals”. Subsequently, the Tanzania Revenue Authority (“TRA”) denied our applications for VAT input credit refunds, which amounted to a total of $153 million (after discounting provisions) as of 31 December 2022, covering the period from July 2017 onwards, on the basis that all of the gold doré that we export constitutes “raw minerals” for purposes of the VAT Act. In response, the company filed formal notices of objection with the TRA stating that the exportation of gold doré is, in its view, not covered by the restriction since doré does not fall within the category of “raw minerals” as used in the VAT Act. On 22 February 2019, the Tanzania Mining Act was amended to introduce a definition for “raw minerals” which supports our interpretation that gold doré is excluded from the prohibition. On 1 July 2020, the Finance Act, 2020 (No. 8), amended the VAT Act, without retrospective effect, in order to remove the restrictions on VAT input tax credits for the exportation of “raw minerals” as well as a series of other raw products. This recent amendment confirms the technical basis for VAT input tax recovery for mineral exporters from July 2020 onwards. VAT claims from July 2020 onwards are subject to verification procedures by the TRA before any refunds will be received. In 2022, the company was able to offset $45 million of verified VAT claims (from July 2020 onwards) against its corporate tax liability in Tanzania. Discussions with the TRA are ongoing to resolve our historical claims for VAT input credit refunds for the period from July 2017 to June 2020.

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

State participation

On 23 September 2022, the Mining (State Participation) Regulations, 2022 (the “SPR 2022”) came into force. The SPR 2022 required every mining licence or special mining licence holder to give notice to the MC to initiate negotiations to enable the Government of Tanzania to acquire a shareholding in the mining operation by 23 December 2022. On 9 December 2022, the company notified the MC that it had already initiated negotiations with the Government of Tanzania prior to the coming into force of the SPR 2022. The Government’s equity interest must consist of a non-dilutable free-carried interest in the mining operation ranging between 16 percent and 50 percent depending, in part, on the quantification of tax expenditures enjoyed by the mining entity during its establishment and on the extent of Government development of public infrastructure servicing the mining operation. The free-carried interest shares (the “FCI shares”) will be regarded as preferred shares and will entitle the Government to a dividend. Further, the FCI shares give the Government the right to appoint two directors (out of five) of the company engaged in the mining operation and the right to approve at least two suitable persons to the top executive management of the company engaged in the mining operation as may be agreed in the shareholders agreement. Any other management positions created by the company engaged in the mining operation shall be shared with the Government on a ratio of 3:1. The SPR 2022 also provides for the non-deductibility of royalty payments in the calculation of corporate income tax.

Local participation policy

On 15 September 2015, the Non-Citizens (Employment Regulation) Act, 2015 (No. 1) (the “Non-Citizens Act”) came into force which vests powers concerning work permits with the Labour Commissioner. Therefore, non-citizens wishing to be employed in the country are required to apply and be granted a work permit before applying for a residence permit. Before granting the work permit, the Labour Commissioner must be satisfied that all efforts have been explored to acquire a local expert. Further, the company is required to submit a succession plan to both the Labour Commissioner and the MC which sets out a well-articulated plan for the transfer of the non-citizen’s knowledge and expertise to Tanzanian citizens. Moreover, the Commissioner General of Immigration is required to take into consideration conditions of the work permit issued by the Labour Commissioner when granting a residence permit.

The Tanzania Investment Act No. 10 of 2022

On 2 December 2022, the Tanzania Investment Act, 2022 (No. 10) (the “Investment Act”) came into force. The Investment Act restores the right to international arbitration and grants foreign investors access to settle disputes with the Tanzania Investment Centre or the Government of Tanzania through arbitration. Pursuant to the Investment Act, parties to a dispute may agree to the use of a local or foreign arbitration venue.

AngloGold Ashanti’s rights and permits

The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania. AngloGold Ashanti has concluded a mining development agreement with the Ministry of Minerals on 24 June 1999 and was issued a special mining licence (SML45/99) covering approximately 196 km2 for a period of 25 years, which expires on 26 August 2024. The internal renewal process for the special mining licence (SML45/99) is underway with a view to submitting an application for renewal prior to its expiry date. On 9 October 2014, an addendum to the mining development agreement was entered into ratifying, among other matters, an increase in the royalty rate from three percent to four percent with effect from 1 May 2012. In March 2020, Geita Gold Mining Limited received the consent of the Minister of Minerals to change the mining method under its special mining licence from open pit to underground method, subject to the requisite terms and conditions. Within the special mining licence area, there are also seven primary mining licences of approximately 0.63 km2 in total which belong to third parties. Furthermore, AngloGold Ashanti holds prospecting licences covering (i) an area of 120 km2 in the immediate vicinity of its special mining licence area, and (ii) an area of 690 km2 located in the Dodoma, Singida and Shinyanga regions, but none of these areas contain any Mineral Reserve. All licences are in good standing.

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

Federal, state and territory Aboriginal and non-Aboriginal heritage laws operate in parallel to the native title legislation. State and territory heritage laws exist predominantly for the purposes of managing the impact of developments on sites, objects and areas of heritage significance. In Western Australia, impacts to Aboriginal cultural heritage are regulated by the Aboriginal Heritage Act 1972 (WA). However, this legislation will be repealed and replaced by the Aboriginal Cultural Heritage Act 2021 (WA) (the “ACH Act”) which was enacted in 2021. The regulations, management code and various guidelines which underpin the ACH Act are being co-designed by the State government, traditional owners, industry and other stakeholders. The ACH Act will not become fully operational until the co-design process is complete in mid-2023 at the earliest. Where an area of heritage significance is placed on the national or world heritage registers, federal approval processes may also apply. To date, there has not been any significant impact on any of AngloGold Ashanti’s tenure due to native title or heritage legislation and, at this stage, it is not possible to predict any significant impact that may result in the future from the final regulations, management code and various guidelines under the ACH Act, once adopted.

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

Environmental laws relating to mining

Mining tenements will be granted with endorsements and conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the state, territory or federal environment minister, which may require completion of an environmental impact assessment (including a public consultation period) pursuant to applicable environmental protection legislation prior to commencement. Further, a works 'construction' approval and an operating licence under the relevant environmental protection legislation in the state or territory may also be required for certain mine processing or mining-related operations. In Western Australia, legislation removing the distinction between “works approvals” and “licenses” is expected to enter into force in December 2023 such that, following the effective date, only a “license” will be required for “prescribed activities”, which include relevant works and operations on a mining lease, and not a separate “works approval”. Depending on the jurisdiction, additional approvals may be required for the removal of native vegetation within the tenement, and the taking and use of water for exploration and mining operations.

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

AngloGold Ashanti Australia Limited is also conducting early stage exploration activities in Queensland under the Mineral Resources Act 1989 (QLD). AngloGold Ashanti holds 15 exploration permits covering 316,851 hectares. Each permit is granted with an initial term of five years, renewable for two further periods of not more than five years each.

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

In addition to the Argentinean Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196), as amended (the “Mining Investment Law”), and related legal provisions being the most important one. Such incentives include, among other matters, import duty exemptions, accelerated depreciation of fixed assets, a three percent cap on provincial royalties set at pit-head value on the mineral extracted, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-year stability as to the tax burden on the project and the customs and foreign exchange regimes and duties. Cerro Vanguardia S.A. (“CVSA”) obtained its tax, customs and foreign exchange stability certificate in 1996.

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

Foreign exchange and export rules

Foreign exchange controls

On 1 September 2019, by means of Executive Decree No. 609/2019 (the “Export Controls Decree”), the Argentinean national government reinstated foreign exchange and export controls. The Export Controls Decree and related regulations of the Central Bank of Argentina impose, among other measures, the obligation of Argentinean residents to transfer to Argentina and/or sell for Argentinean pesos in the Argentinean foreign exchange market (mercado de cambios) the countervalue (contravalor) from their exports of goods within a specified period. The export of goods is regulated by the Consolidated Text on “Foreign Trade and Exchange” issued by the Argentinean Central Bank (as amended from time to time) which establishes the specific regulatory requirements to implement the measures adopted by the national government in this area. Prior approval of the Argentinean Central Bank is generally required to access the foreign exchange market for transactions relating to the outflow of funds, except in certain circumstances.

In October 2022, the Argentinean national government implemented the Argentinean System of Imports (Sistema de Importaciones de la República Argentina) (“SIRA”) and the Argentinean System of Imports and Foreign Payments of Services (Sistema de Importaciones de la República Argentina y Pagos de Servicios al Exterior). Importers must obtain a SIRA approval in the form of a SIRA certificate for the import of goods and to access the foreign exchange market for payments in connection with the import of goods. Additionally, from 1 January 2023, Argentinean residents, such as CVSA, must comply with certain supplementary provisions in order to access the foreign exchange market without prior approval of the Argentinean Central Bank, unless an exception applies.

CVSA had a cash balance equivalent to $116 million at 31 December 2022. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($105 million (equivalent)) and onshore ($15 million (equivalent)) investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of U.S. dollars in order to distribute offshore dividends related to the 2019, 2020 and 2021 financial years of $105 million (equivalent) to AngloGold Ashanti. Also, under a special regime established for dividend payments, a new petition to distribute a portion of the offshore dividends applied for, in the amount of $54 million (equivalent), was submitted to the Argentinean Central Bank during the third quarter of 2022. In December 2022, the Argentinean Central Bank approved, based on the applications submitted under this special regime, the payment of $17 million (equivalent) to AngloGold Ashanti. As a result, during 2022, AngloGold Ashanti received offshore dividends from CVSA in a total amount of $17 million (net of withholding taxes) paid in U.S. dollars. While the remaining approvals are pending, the cash remains fully available for CVSA’s operational and exploration requirements.

Export duties

On 21 December 2019, the National Law on Social Solidarity and Productive Reactivation (Law No. 27, 541) (the “Solidarity Law”) was enacted. The Solidarity Law granted the national government power until 31 December 2021 to impose export duties which may not exceed certain caps. For example, the Solidarity Law provides that export duties on mining exports cannot exceed eight percent of the taxable value or official FOB price. On 2 October 2020, the national government published Decree No. 785/2020 (the “Export Duties Decree”) which sets an export duty rate of eight percent for certain goods, including doré bars and gold alloys, and revoked the provisions of Decree No. 793/2018 which had previously set the export duty at 12 percent ad valorem. While the Export Duties Decree was set to expire at the end of 2021, on 31 December 2021, the national government published Decree No. 908/2021, extending the deadline of export duties on certain goods, including doré bars and gold alloys, until 31 December 2023. It is uncertain whether the national government is empowered to extend such deadline beyond the date set forth in the Solidarity Law. These export duties, if not compensated with other tax reductions, affect the tax stability guarantee granted to CVSA in 1996 in light of the fact that at the time export duties were zero percent.

On 26 February 2019, the Argentinean tax and mining authorities published a resolution (RC 4428/2019) establishing an administrative procedure to be followed to obtain the reimbursement or compensation of federal taxes paid in excess of the total tax burden provided for by the applicable tax stability guarantee (the “2019 Procedure”). CVSA initiated the 2019 Procedure to claim compensation for the export duties it paid in 2018, 2019 and 2020 as export duties are not contemplated by its tax stability guarantee. Prior to the publication of RC 4428/2019, CVSA had already submitted to the tax authorities claims for reimbursement of the export duties it paid from 2008 to 2015.

Pursuant to the 2019 Procedure, the National Mining Secretariat issued favorable opinions regarding CVSA’s claims in respect of fiscal years 2018 and 2019, which amounted to approximately $2.0 million and $6.3 million, respectively, as of 31 December 2022. These claims are currently under review by the relevant customs authorities. On 14 July 2021, CVSA submitted its claim in respect of fiscal year 2020, which amounted to approximately $12.4 million as of 31 December 2022. The National Mining Secretary has not yet issued an opinion regarding this claim.

Furthermore, CVSA has requested the tax authorities to apply the 2019 Procedure in respect of its historical claims for fiscal years 2008 to 2015 during which the imposition of export duties also exceeded CVSA’s total tax burden under its tax stability guarantee. However, these claims, which amounted to approximately $3.1 million as of 31 December 2022, are still being reviewed under the rules to challenge export duties instead of the 2019 Procedure. CVSA has appealed the application of those rules and a decision on this issue is pending.

On 9 June 2022, the Argentinean tax and mining authorities published a resolution (RC 5205/2022) establishing a new administrative procedure to be followed to obtain the reimbursement or compensation of federal taxes paid in excess of the total tax burden provided for by the applicable tax stability guarantee (the “2022 Procedure”). This 2022 Procedure replaces the 2019 Procedure established by RC 4428/2019. On 20 September 2022, CVSA submitted its claim for compensation for the export duties in respect of fiscal year 2021, which amounted to approximately $11.2 million as of 31 December 2022, pursuant to the 2022 Procedure. This claim is currently under review by the National Mining Secretary.

In total, AngloGold Ashanti’s net export duty receivables (after discounting provisions) in Argentina amounted to $9 million as of 31 December 2022.

Environmental laws relating to mining

Any mining company wishing to commence or modify any mining-related activity, as defined by the Argentinean Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, is required to prepare and submit to the competent provincial environmental authority an Environmental Impact Assessment (“EIA”) prior to commencing the work. Each EIA is required to describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. If accepted by the competent authority, the EIA is used as the basis to create a Declaration of Environmental Impact (“DEI”) to which the mining company is required to adhere during the mining-related activity at issue. The DEI is required to be updated at least on a biannual basis. Sanctions and penalties for non-compliance with the DEI are outlined in the Environmental Protection section of the Argentinean Mining Code, and may include warnings, fines, suspension of quality certifications, obligations to restore the environment, temporary or permanent closure of activities, and withdrawal of authorisation to conduct mining-related activities.

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

Mining activities in granted mines must be performed in two defined stages: (i) exploration, which entails defining and evaluating the deposit and determining the feasibility of exploitation, and (ii) exploitation, which involves coordinating operations aimed at the industrial exploitation of the mineral deposit, from the extraction of useful minerals to their processing. Exploration authorisations issued by the ANM are valid for one to four years. One extension can be obtained automatically as long as it is justified. For more than one extension, the extension request will have to satisfy specific legal requirements. In contrast, exploitation rights, once granted, are valid for the lifetime of the deposit, provided the mining titleholder complies with all legal requirements. Pursuant to these requirements, for example, titleholders must (i) start work on mineral exploitation within six months from the date of publication of the Exploitation Concession, (ii) continue their mining activities until the mineral deposit has been exhausted, in accordance with the Economic Exploitation Plan (Plano de Aproveitamento Econômico) approved by the ANM, and (iii) refrain from suspending mining activities without prior notice to the ANM.

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

At the end of 2011 and the beginning of 2012, the states of Minas Gerais, Pará, Amapá and Mato Grosso do Sul each created a new “inspection and control” tax (duty) on extraction and exploration activities as well as on the use of Mineral Resource carried out in those states. In the state of Minas Gerais, gold ore and silver ore are exempted from the collection of this new duty. At the end of 2020, the state of Goiás created a new “inspection and control” tax (duty) on extraction and exploration activities carried out in this state, which currently still needs to be implemented. The constitutionality of these “inspection and control” taxes was upheld by the Supreme Court of Brazil on 1 August 2022.

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

Furthermore, Federal Law No. 14.066/20, adopted in October 2020, also imposes requirements on companies to decommission upstream TSFs, including the Serra Grande tailings dam, by 25 February 2022 (which date is earlier than required by ANM Resolution No. 13/19). However, Federal Law No. 14.066/20 does permit extensions of the compliance deadline, with the consent of the ANM based on the technical plan for decommissioning. Serra Grande submitted timely requests to obtain an extension of the compliance deadline until 2025 in line with the timeline set forth in ANM Resolution No. 13/19 and presented its technical plan for decommissioning. On 26 May 2022, the ANM issued a technical note allowing the extension until 2025. With respect to downstream (or “centerline”) TSFs, Federal Law No. 14.066/20 requires companies, to the extent that communities are located in the self-rescue zone of those TSFs, to implement one of the following measures for such structures: either (i) the structure must be deactivated and decommissioned, (ii) the population must be relocated, with reparations for loss of cultural heritage, or (iii) reinforcement works that guarantee the effective stability of the structure must be carried out, by decision of the public authorities, taking into account the previous nature of the dam in relation to the occupation and technical-financial viability of the alternatives. Even if reinforcement works are completed, deactivation and decommissioning of those TSFs will be required at the end of the life of the mine. All of the TSFs operated by AngloGold Ashanti in Brazil have communities located in self-rescue zones.

As of 31 December 2022, AngloGold Ashanti has fully transitioned to dry-stacking operations for tailings storage at each location in Brazil. Capital expenditures required in 2022 to implement this new technology amounted to approximately $83 million. Capital expenditures for work required to comply with TSF-related requirements during the period 2023-2025 are expected to be material but, based on preliminary estimates to date, AngloGold Ashanti anticipates that annual expenditures for each of these years will be less than in prior years and will decline over time. Neither ANM Resolution No. 13/19 nor Federal Law No. 14.066/20 requires removal of all tailings material in connection with the decommissioning of TSFs (a process known as “decharacterisation” or “descaracterização”).

At the state level, the state legislator in the state of Minas Gerais adopted Law No. 23.291/19 in February 2019 which contains the state’s policy on TSF safety and should be implemented in conjunction with the equivalent federal policy. Among other things, Law No. 23.291/19 determines the criteria for licensing and inspecting TSF structures, prohibits TSFs constructed or heightened using the upstream method, establishes bond requirements and holds management liable for non-compliance with its provisions. The government of Minas Gerais adopted several decrees in furtherance of this legislation.

In addition, ANM Resolution No. 95/22, which became effective on 22 February 2022, effectively consolidates prior federal resolutions on TSFs, including ANM Resolution No. 13/19, and establishes new criteria for the operational management of TSF structures, changes the criteria related to the risk classification of TSF structures and emergency levels and sets new criteria for the suspension, embargo (order to stop operations) and interdiction of TSF activities. Operators of TSFs were mandated to conduct and submit risk assessments to the ANM by December 2022 and are required to update those risk assessments every two years. Operators are also required, on an annual basis, to obtain certifications from external consultants of the geotechnical stability of TSF structures and the adequacy of emergency response plans. In late 2022, tailings deposition was required to be suspended due to embargos at five of AngloGold Ashanti’s TSFs in Brazil pending certification by external consultants of on-site emergency response plans (Declaração de Conformidade e Operacionalidade (“DCO”)) as well as, at one such TSF, certification by external consultants of geotechnical stability (Declaração de Condição de Estabilidade (“DCE”)) consistent with the new standards. In addition, at the Calcinados TSF, a risk assessment conducted in December 2022 with oversight from external consultants, as required by Brazilian regulations, concluded that additional buttressing should be completed to align the TSF’s post liquefaction factor of safety with international standards currently considered best practice. Construction at the Calcinados TSF is expected to begin later in 2023, and the timeline for completion will be determined once the engineering and geotechnical work has been completed by external consultants. Tailings deposition at the Calcinados TSF, as well as processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, is suspended until additional buttressing of the Calcinados TSF impoundment is complete.

On 1 December 2022, the ANM published ANM Resolution No. 122/22, which relates to administrative sanctions for non-compliance with mining and dam safety regulations and which, in addition to significantly increasing the values of applicable fines and penalties, establishes procedures and parameters for available sanctions including seizures of ore, goods and equipment, suspension of mining activities, demolition of mine infrastructure and invalidation or cancellation of title and exploration licences.

Further amendments to the regulatory requirements in Brazil governing such TSFs and related dams are expected to be adopted in 2023.

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

Such concessions allow concessionaires to conduct the studies, works and facilities necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover the costs associated with potential environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding proposed works and facilities. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g. exploration, construction, exploitation. The company must comply with these timelines unless performance is suspended, for example, due to force majeure or these timelines are extended or modified. A grant of force majeure is for one year and must be renewed on an annual basis. If the company does not comply with the specified timelines for the completion of the various phases of a mining project, the mining authority may revoke the company's concession contracts or mining licences. As a general matter, any company that wishes to obtain a renewal of its concession contract must be up to date in all its legal and contractual obligations and must present a new plan of works and facilities to be implemented after the contract is renewed.

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

Once exploration is complete and the mining infrastructure in place, the concessionaire must begin paying royalties to the Colombian government, consisting of a percentage of the primary product and sub-products being exploited. The percentage of the royalty depends on the regulation in force when the concession contract is registered. In the case of the Quebradona project, the deposit mainly consists of copper followed by gold and silver. There is a five percent royalty for copper on the production value at the mine’s or well’s edge (i.e. when extracted from the subsoil). In case of gold and silver, a royalty of four percent on the production valued at the mine’s or well’s edge (i.e. when extracted from the subsoil) was established.

Furthermore, Colombian law establishes that once the environmental licence is granted the concessionaire must invest one percent of the project’s value to benefit the basins covered by the environmental licence.

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

Mining activity is prohibited in national parks, regional parks, protected forest reserves, paramos (included in Act 1753, introduced in 2015) and wetlands, pursuant to the Ramsar Convention on Wetlands of International Importance. Some forest reserves are not “protected” but are set aside for active forestry purposes and the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities. In addition, Resolution 1987/2016, passed by the national government in late 2016, identifies areas that the Ministry of the Environment has determined to be “paramos” areas, or paramos transition areas. In these areas there are limitations on industrial or commercial work being performed, including mining. The regulation also specifies a process to determine what work, if any, can be performed in a paramos-designated area.

AngloGold Ashanti’s rights and permits

The La Colosa project managed by AngloGold Ashanti Colombia S.A.S. (“AGA Colombia”) remains in force majeure due to delays in granting environmental permits by national and local environmental authorities, thereby preventing AGA Colombia from undertaking further exploration activities. The most recent one-year grant of force majeure, during which time the specified timelines for completing the various phases of the mining project under the concession contract are suspended, will expire on 22 June 2023. AGA Colombia applied for a mining area integration (consolidation) of its concession contracts related to La Colosa, in respect of which AGA Colombia was not in compliance with some of the specified timelines. The application for mining area integration (consolidation) was approved in March 2017, which remedied the non-compliance of each consolidated concession and reset the specified timelines. La Colosa now has a single integrated mining concession contract (EIG-163) which covers a total area of 9,210 hectares and expires on 28 February 2037.

Minera de Cobre Quebradona S.A.S. B.I.C. (“MCQ”) which manages the Quebradona project, obtained the integration of concession agreement 5881 in October 2016 and registered in December 2016. As a result, MCQ was granted the exclusive right to explore, take ownership and dispose of the mineral reserves (ore) extracted from the concession area. MCQ has the right to request an extension of up to 30 years, at least two years before the expiration of the operating period. This extension is not automatic, and the request must be filed with new technical, economic, environmental and social studies that demonstrate the status of the mineral resources. Concession contract 5881 initially covered a total area of 7,593 hectares, which was reduced to 4,881.89 hectares by the relevant mining authority (Secretaría de Minas de Antioquia) on 4 March 2022. It will expire in May 2037 and is currently in its seventh year of the integrated exploration phase. In September 2021, the permits for the construction and mining operation were approved by the relevant mining authority (Secretaría de Minas de Antioquia). On 4 November 2021, ANLA officially notified AngloGold Ashanti of its decision to ‘archive’ the environmental licence application relating to the Quebradona project. ANLA has neither denied nor granted the licence, but deemed that the information provided by AngloGold Ashanti is not enough for this authority to take a substantive decision. On 18 November 2021, AngloGold Ashanti appealed the archiving decision in order to secure further details on the specific additional information ANLA requires to make a determination. ANLA denied the appeal on 29 April 2022 and the archiving decision was confirmed. AngloGold Ashanti is in the process of preparing a new Environmental Impact Assessment for the Quebradona project to submit to ANLA in connection with its environmental licence application.

The Gramalote project is organised as a joint operation between AngloGold Ashanti (through AGA Colombia Holdings Limited and AngloGold Ashanti Holdings plc) and B2Gold (through B2Gold Corp. and Graminvest Ventures Limited). Gramalote Limited, a company incorporated under the laws of British Virgin Islands which is the legal vehicle operating the joint operation, established a Colombian branch, Gramalote Colombia Limited (“GCL”), to carry out activities in Colombia and obtain the mining concession contracts necessary to develop the Gramalote project. The Gramalote joint operation has been operated by B2Gold since January 2020. Pursuant to an integrated mining concession contract No. 14292, GCL was granted the exclusive right to explore, take ownership and dispose of the mineral reserves (ore) extracted from the concession area (which covers a total area of 8,720.71 hectares and includes the Gramalote and Monjas anomalies) until April 2043. GCL has the right to request an extension of the operating period for up to 20 years, and, if exercised, such request to extend must include new technical, economic, environmental and social studies that demonstrate the status of the mineral resources. Currently, concession contract

No. 14292 is in the phase of construction and assembly, pending resettlement of communities and the formal start of construction activities. GCL has received an environmental licence granted by ANLA and permits for the construction and mining operation which were approved by the relevant mining authority (Secretaría de Minas de Antioquia). GCL also holds an exploration concession No. 4894 (which covers a total area of 2,279.32 hectares and includes the Trinidad anomaly) which expires in 2044 and an exploration concession No. QHQ-16081 (which covers a total area of 9.78 hectares) which expires in 2052. Following the completion of the feasibility study in the second half of 2022, AngloGold Ashanti and B2Gold determined that the Gramalote project does not meet their investment thresholds for development. Following a comprehensive review of the alternatives relating to the project, both joint operation parties commenced a joint sales process for the Gramalote project, which is currently ongoing.

United States of America (Nevada)

General laws relating to mining and land ownership

General regime

Mineral and surface rights in the United States are owned by private parties, state governments or the federal government. The majority of land utilised for precious metals exploration, development and mining in the western United States is owned by the federal government. The right to mine on such federal land in western states is governed by the U.S. General Mining Law of 1872, as amended (the “General Mining Law”), as well as relevant state statutes and regulations. The General Mining Law allows mining claims (for mining and mining-related activities) on certain federal lands after proper compliance with claim location and maintenance requirements.

Mineral exploration activities in Nevada are also generally subject to applicable federal, state, and local permitting requirements, but the specific regulatory authorisations required for the company’s activities are based on the nature and location of the exploratory work. Many of the company’s Nevada operations are currently conducted under what is generally referred to under federal law as a notice-level operation subject to 43 CFR § 3809.21, while projects that are more advanced require additional permitting, including a Plan of Operations approved by the federal Bureau of Land Management (“BLM”). The State of Nevada Division of Environmental Protection’s Bureau of Mining Regulation and Reclamation (“BMRR”) also regulates mining within the state of Nevada. However, exploration projects of five acres or less on federal land, the scope of a notice-level operation under federal law, are exempt from BMRR regulation. Certain of the company’s early-stage exploration activities fall within this exemption.

The company is currently engaged in exploration activities on certain of its unpatented claims that include, but are not limited to, geological and spectral mapping, surface geochemical sampling, geophysical surveying and RC and/or diamond drilling.

Potential regulatory changes

Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law and other federal statutes relating to mining. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in extended permitting timelines, and granting counties and other entities the ability to petition the U.S. Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. In June 2020, former President Trump signed an executive order directing certain federal agencies to streamline the review processes associated with permitting of infrastructure and natural resources projects. Many of those policies have subsequently been rescinded by the Biden administration. While certain other executive orders may favorably affect the timing of our permit and project approvals, the impact is yet to be determined and remains uncertain.

There are a number of bills being proposed to the Nevada state legislature during the 2023 legislative session that could impact the company’s planned operations. These include proposed legislation that would alter the way water rights are administered by the state, as well as a bill that would, if enacted, impose additional requirements for environmental review of mineral development projects in Nevada. At this stage, it is not possible to evaluate whether these bills will be enacted in any form by the Nevada state legislature or, if passed, what impact any might have on AGA.

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

AngloGold Ashanti’s rights and permits

In Nevada, the company’s wholly-owned subsidiaries hold a significant number of unpatented mining claims on federal lands. The Silicon project consists of approximately 950 unpatented mining claims. The North Bullfrog project consists of 45 patented and approximately 1,600 unpatented mining claims (covering approximately 32,000 acres) situated in the Bullfrog mining district. There are also nine mining leases within the North Bullfrog project the majority of which continue in perpetuity so long as the company meets certain minimal requirements for use of the land. One mining lease is scheduled to expire in 2031. The Mother

Lode project consists of 13 unpatented mining claims. The North Bullfrog and Mother Lode projects are now controlled by the company as a result of its acquisition of all of the outstanding stock of Corvus Gold Inc., which closed on 18 January 2022. The southern claim block, encompassing the Sterling mine and other properties in the same general area, consists of approximately 1,900 unpatented claims (covering approximately 35,000 acres), which are now controlled by the company as a result of its acquisition of all of the outstanding stock of Coeur Sterling, Inc. (a subsidiary of Coeur Mining, Inc.), which closed on 4 November 2022. As a result of this acquisition, the company now controls a past-producing mine site in southern Nevada known as the Sterling mine, which has one applicable mining lease that expires in 2029, with the option to extend the lease for an additional ten-year period. Although the Sterling mine is currently in care and maintenance status, it remains subject to complex permitting and regulatory requirements, including compliance with relevant provisions of the U.S. Federal Mine Safety and Health Act of 1977 and oversight by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”).

MINE SITE REHABILITATION AND CLOSURE

Closure, an integral part of operations

All mining operations eventually cease. An integral aspect of operating AngloGold Ashanti’s mines is ongoing planning for site closure and, where feasible, implementation of concurrent rehabilitation, together with an estimate of associated liability costs and the placement of adequate financial provisions and assurances to cover these costs.

AngloGold Ashanti integrates mine closure planning throughout the mine life cycle as follows:
•Exploration stage: developing a plan and programme for cessation and closure of exploration activities in a manner that meets local laws and AngloGold Ashanti's mine closure planning standard.
•Project phase: developing conceptual closure plans and cost estimates for all projects and including them in project feasibility studies, designs and evaluations.
•Operational phase: developing and periodically updating mine closure plans and cost estimates with increasing levels of detail and confidence over the operational phase as part of the business planning process. Closure plan updates take into account operational conditions, planning and regulatory requirements as well as advances in technology and international industry good practice (e.g., the ICMM Integrated Mine Closure Good Practice Guide). Concurrent rehabilitation, which is carried out while a mine is still operational, is a good practice that serves to decrease the final rehabilitation and closure work as well as the ultimate liability.
•Closure period: implementing the final closure plan starting at cessation of operations through a period of decommissioning, dismantling and rehabilitation until the point in time where management of the site is largely limited to monitoring and maintenance.

The Company’s group mine closure planning standard stipulates that closure planning must be undertaken in consultation with the stakeholders. In the course of these consultations, different issues are raised which require site-specific solutions. Each mine closure plan includes a social transition plan which seeks to minimise social impacts and maximise opportunities for local communities, including human resource, social infrastructure, economic and financial assets with the aim of enhancing the self-sustainability of mine communities after mine closure.

Provisions for decommissioning and restoration costs are made when there is a present obligation, it is probable that expenditure on decommissioning and restoration work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on currently available facts, technology expected to be available at the time of the rehabilitation, laws and regulations presently or virtually certain to be enacted and previous experience in the rehabilitation of mine sites.

Decommissioning costs and restoration costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Total provisions for decommissioning and for environmental restoration activities (excluding joint ventures) decreased by $95 million from $673 million in 2021 to $578 million in 2022. This decrease was mainly due to changes in estimates resulting from changes in discount rates, changes in global economic assumptions, changes in mine plans resulting in a change in cash flows as well as changes in the design of TSFs.

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

AngloGold Ashanti maintains a set of policies and procedures to guide the Company in acting as a responsible corporate citizen, including the Code of Business Principles and Ethics which sets requirements for the implementation of key corporate policies and guidelines and applies to all management and employees, and to maintain compliance with applicable environmental, health and safety (“EHS”) laws. In 2022, AngloGold Ashanti continued with the implementation of the Integrated Sustainability Information Management System (“iSIMS”), in order to improve internal reporting and better integrate, manage and monitor sustainability activities with respect to its broader business. This common management and reporting application for all sustainability disciplines, from safety, health and security to community and environmental management, is expected to help provide timely information in each of these areas, and to facilitate transparency and decision-making in its processes and practices.

Significant EHS requirements and ESG risks and trends affecting the Company’s mining and processing operations are described below.

EHS Regulatory Compliance

AngloGold Ashanti is subject to extensive EHS laws and regulations in the various jurisdictions in which the Company operates. These requirements govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control and greenhouse gases (“GHGs”)); mine and dam safety, regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; rehabilitation and closure of mined land; worker health and safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials, and mine tailings. Environmental laws and regulations applicable to the Company’s operations, including the requirements contained in environmental permits, are generally becoming more restrictive.

Capital and operating costs to comply with EHS laws and regulations have been, and are expected to continue to be, significant to AngloGold Ashanti. In addition, AngloGold Ashanti could incur fines, penalties and other sanctions, environmental clean-up costs, and third-party claims for personal injury or property or natural resources damages; suffer reputational damage; and be required to install costly pollution control equipment or to modify or suspend facilities, such as TSFs, or operations, as a result of actual or alleged violations of, or liabilities under, EHS laws and regulations. Failure to comply with applicable EHS laws and regulations may also result in the suspension or revocation of permits and, in some jurisdictions, the right to mine a given concession. AngloGold Ashanti’s ability to obtain and maintain permits and other approvals and to successfully operate near host communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities. In addition, unknown environmental hazards may exist at the Company’s properties which may have been caused by previous owners or operators.

Water Management

AngloGold Ashanti’s operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits or rights to extract water from certain natural sources that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Water supply, quality and usage are areas of concern across all of the Company’s operations, including with respect to the Company’s mining operations in Ghana and Brazil, its mine development projects in Nevada, as well as its mine development project at Quebradona in Colombia. Any failure by the Company to secure access to suitable water supplies, or achieve and maintain compliance with applicable requirements of the permits or licences, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by the Company to comply with water contamination related directives may result in further, more stringent, directives being issued against the Company, which may, in some cases, result in a temporary or partial shutdown of some of the Company’s operations.

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

The impact of dust generation, breach, leak, or other failure of a waste rock facility or TSF, including any associated dam, can be significant, and the Company therefore monitors such facilities closely in accordance with the Company’s internal standards, independent review, national regulatory requirements, industry standards and commitments made to local communities. The occasional well-publicised failure of a third-party TSF and the potential impact of such failure also mean that these facilities are generally tightly regulated. A safety or environmental incident at the Company’s operations could result, among other things, in enforcement, including mandatory shutdown of a TSF and related facilities, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs, also in respect of other mine operators in that region.

For example, following the catastrophic failure of a TSF at the Córrego do Feijão iron ore mine owned by Vale at Brumadinho in the state of Minas Gerais in Brazil in January 2019, tailings were discharged into the mine’s administrative area and part of the local community, reportedly resulting in death or injury to hundreds of people. As a result of this incident, there has been considerably increased regulatory scrutiny in Brazil and other areas on mining operations generally, and the requirements applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs have generally become far more stringent. For example, in late 2022, tailings deposition was suspended at five of AngloGold Ashanti’s TSFs in Brazil pending certification by external consultants of on-site emergency response plans (“DCO”) and/or geotechnical stability (“DCE”) consistent with new regulatory standards enacted in early 2022. In addition, at the Calcinados TSF, a risk assessment conducted in December 2022 with oversight from external consultants, as required by Brazilian regulations, concluded that additional buttressing should be completed to align the TSF’s post liquefaction factor of safety with international standards currently considered best practice. The timeline for completion will be determined once the engineering and geotechnical work has been completed by external consultants. For further information on the regulatory framework governing TSFs in Brazil, see “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil”.

In addition, a new Global Industry Standard on Tailings Management (“GISTM”) was established in August 2020 by a panel comprised of industry and non-governmental organisation (“NGO”) experts. AngloGold Ashanti has committed to comply with the GISTM at all of its TSFs by August 2025, and the costs related to meeting such standard are not expected to be material to AngloGold Ashanti.

In addition, AngloGold Ashanti could incur liabilities, or material costs to manage solid and hazardous waste generated by its mining activities, including dust and residual chemicals and metals. For example, AngloGold Ashanti expects to incur approximately $25 million to $30 million in capital expenditure and operating costs during 2023-2026 in connection with treatment and disposal of a quantity of legacy arsenic trioxide waste located at the Obuasi mine.

Groundwater Impacts and Environmental Remediation

As AngloGold Ashanti or its predecessors have a long history of mining operations in certain regions, issues may arise regarding historical, as well as potential future, environmental or health impacts in those areas, for which AGA, as the current owner/operator, may be legally responsible. For example, AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact and to find sustainable remediation solutions. Based on those studies as well as discussion with regulators, the Company has taken steps, including monitored natural attenuation and phyto-technologies, to address soil and groundwater contamination, including in Tanzania, where an in-situ remediation project to address sulfate in groundwater commenced operations in 2022.

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

In 2021, AngloGold Ashanti committed to the International Council on Mining & Metals (“ICMM”) target of achieving net zero Scope 1 and Scope 2 GHG emissions by 2050. AngloGold Ashanti has also committed to achieving a 30 percent reduction in absolute Scope 1 and 2 emissions by 2030 (as compared to a 2021 baseline), and, in partnership with value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter.

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
New regulatory requirements, or changes required to effectively transition to a low-carbon economy, could require AngloGold Ashanti to reduce its direct GHG emissions or energy use, change its fuel mix or incur significant costs for GHG emissions permits or taxes, including for those costs or taxes passed on by electricity utilities which supply the Company’s operations. AngloGold Ashanti could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these obligations is through nation state-level implementation of new emissions or financial obligations pursuant to evolving climate change regulatory regimes.

For example, in 2010, Brazil launched the National Climate Change Policy, which established a voluntary national GHG reduction target of 36.1 percent to 38.9 percent below the projected emissions in 2020 for “business as usual”. The policy required the development of sector-specific plans in order to meet the target and provided for a Brazilian GHG trading scheme, which is yet to be designed. While Brazil is not yet requiring mandatory GHG emissions reporting at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans. However, the states of Goiás and Minas Gerais (in which AngloGold Ashanti operates) do not currently require GHG emissions management plans for mining projects. In 2015, Brazil announced, in connection with its commitments under the Paris Agreement, economy-wide absolute mitigation targets providing for a 37 percent reduction in GHG emissions by 2025, as compared to 2005, and a goal to reduce GHG emissions by 43 percent by 2030 compared to 2005 levels.

In addition, in Australia, the Safeguard Mechanism (Rule 2015), through the National Greenhouse and Energy Reporting (“NGER”) scheme, provides a framework for Australia’s largest emitters to measure, report and manage their emissions. The Safeguard Mechanism applies to facilities with Scope 1 covered GHG emissions of more than 100,000 tonnes of CO2e per fiscal year. During the 2018/19 fiscal year, Tropicana’s emissions were within its authorised threshold and Sunrise Dam was required to purchase offsets for emissions that were 0.8 percent above its safeguard threshold, the cost of which was immaterial. Two amendments to the Safeguard Mechanism (Rule 2015) enacted in March 2019 and May 2020 allowed for the application of transitional calculated baselines using estimated CO2-e emissions intensities. Based on the production and emissions forecasts, the Australian mining operations applied to use transitional calculated baselines in 2020 for Sunrise Dam and Tropicana, which were approved by the Clean Energy Regulator effective 1 July 2019 to 30 June 2022 for both operations. Thereafter, the Australian mining operations will be required to apply production-adjusted baselines and, if actual emissions exceed the baseline, to purchase emissions offsets for the business. In any event, the cost of such offsets, if ultimately required to be purchased, including due to a change in the operations under the business plan prior to June 2022, are not expected to be material to the Company’s business.

In addition to more stringent requirements and commitments, AngloGold Ashanti’s operations are subject to a number of physical risks from climate change, such as changes in rainfall rates or patterns resulting in floods or droughts, reduced water availability, higher temperatures and extreme weather events. Such events or conditions, particularly including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the Company’s property or equipment and increase health and safety risks on site. In consultation with external consultants, physical climate risk assessments were undertaken for all operations using current climate models for the business and various decarbonisation scenarios and climate adaptation plans were outlined. These physical climate risks will be further reviewed and refined in 2023.

Occupational Safety and Health

AngloGold Ashanti is subject to a variety of laws and regulations in each of the jurisdictions where the Company operates that are designed to protect and improve the safety and health of employees. In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents and introduce corrective measures at those operations.

Safety remains a priority for AngloGold Ashanti and a focus of AngloGold Ashanti’s long-term sustainability approach, as well as the Company’s continuing efforts to manage the risks inherent to its operations, to model critical controls and to strengthen safety protocols and preventative measures. AngloGold Ashanti has made significant strides in improving safety. In 2022, there was a 41 percent reduction in year-on-year total recordable injury frequency rate, and no fatalities at any of the mines operated by AngloGold Ashanti.

AngloGold Ashanti’s Group Safety Strategy, which is updated every three years, seeks to integrate operational risk management and key performance indicators at all levels of the organisation and maintain alignment with global safety standards. The SES

Committee oversees the implementation of the Group Safety Strategy. All operations, have been certified to ISO 45001:2018, which has replaced the OHSAS 18001:2007 series.

Community Health and Tropical Diseases

AngloGold Ashanti is also subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the Company’s operations are noise-induced hearing loss (“NIHL”) and occupational lung diseases (“OLD”). OLD includes occupational tuberculosis and silicosis in individuals exposed to silica dust. Silicosis has been particularly prevalent in South Africa and has also arisen at the Company’s Africa region and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres, clinics, and through outsourced service centres. The Company continues to expand preventative occupational hygiene initiatives, such as implementing various control measures to prevent hazardous exposures, and providing employees with Personal Protective Equipment.

In 2019, the Johannesburg High Court approved the settlement of existing silicosis and tuberculosis class actions against AngloGold Ashanti and other gold mining companies in South Africa. The recent sale of the Company’s South African operating assets and liabilities did not include the silicosis or tuberculosis settlement obligations relating to South African employees, which were retained by AngloGold Ashanti. For further information, see “Item 18: Financial Statements—Note 1.2—Statement of Compliance—Significant Accounting Judgements and Estimates—Provision for silicosis”.

In addition to OLD, HIV and AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s Africa region operations. AngloGold Ashanti continues to implement programmes to help those infected with HIV and prevent new infections from spreading.

Malaria and other tropical diseases also pose health risks at all of the Company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women and also gives rise to deaths and absenteeism in adults. All affected Company operations in Africa have malaria control programmes in place. The Ghana Obuasi malaria control programme activities have been completed in 16 districts of Ghana as planned for 2022 and a new cycle of indoor residual spraying will commence in 2023; in partnership with the Global Fund and the Ghana Department of Health.

In 2022, the COVID-19 pandemic subsided significantly with decreases in reporting of severe disease or deaths. Nevertheless, AngloGold Ashanti continued to direct resources for close surveillance and maintenance of controls within the company with a view to ensure continuity of its operations and avoid any potential disruption in the event of a re-emergence of the pandemic. Universal access to safe and effective vaccines provided an additional layer of protection, especially against severe forms of disease, hospitalisation and death. The company endeavoured to continue to provide prompt access to approved and available vaccines for all workers, especially employees considered to be at high risk as well as employees with critical skills.

The emergence of COVID-19 however also assisted to better integrate broad health risk management beyond occupational health into the overall business strategy, to contribute to productivity as well as the social licence to operate and to improve various prevention and risk management protocols in place to address the potential risk of an epidemic or pandemic, particularly after the company’s experience with Ebola in Guinea in 2014 and 2015.

The company focused on optimising mental wellbeing, minimising non-communicable diseases associated with lifestyle as well as the need for systematic contribution to health system strengthening, local skill development and overall community development in the jurisdictions in which it operates. Such risks impair the health of workers and negatively affect productivity and profitability as a result of workers’ diminished focus or skill, absenteeism, treatment costs and allocated resources. As part of AngloGold Ashanti’s continuing efforts, the company recently approved the newly updated health, hygiene and wellbeing standards based on identified major health hazards or risks which include gender, cultural and other applicable diversity considerations for risk management and controls.

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

AngloGold Ashanti’s D&I approach is aligned to the United Nation Sustainable Development Goals (“UNSDGs”) (SDG 5, 8 and 10) and the United Nations Global Compact (“UNGC”). The Company has developed a Diversity & Inclusion Framework, which aims to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation and has established specific priorities and actions for the next two to five years to foster the inclusion of D&I objectives in its processes. Leadership teams are responsible for meeting defined diversity targets. In 2022, AngloGold Ashanti conducted an analysis of global gender data across job level, function and country. The analysis was carried out to inform AngloGold Ashanti’s D&I strategy.

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

ANGLOGOLD ASHANTI GLOBAL FOOTPRINT: 2022

Operations and projects

Notes
(1) Gramalote is managed by B2Gold Corp ("B2Gold").
(2) AngloGold Ashanti acquired North Bullfrog and Mother Lode as part of the Corvus Gold Inc. ("Corvus Gold") acquisition in January 2022.
(3) AngloGold Ashanti acquired Sterling through the Coeur Sterling, Inc. ("Coeur Sterling") acquisition in November 2022.
(4) Kibali is operated by Barrick Gold Corporation ("Barrick").

OPERATING PERFORMANCE

Group description

AngloGold Ashanti is an independent global gold mining company with a diverse high-quality portfolio of operations, projects and exploration activities and is headquartered in Johannesburg, South Africa.

In 2022, our portfolio of ten operations in seven countries includes long-life operating assets with differing ore body types located in key gold-producing regions around the world. These operating assets were supported by greenfields projects in Colombia and a focused global exploration programme, including exploration in the United States.

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

AngloGold Ashanti’s operations and joint arrangements employed, on average, 32,594 people (including contractors) in 2022 (2021: 30,561).

Performance

In 2022, AngloGold Ashanti produced attributable 2.742 million ounces of gold (2021: 2.472 million ounces), as well as 3.2 million ounces of silver and 352 tonnes of sulphuric acid as by-products.

Production of 2.742 million ounces of gold was achieved in 2022 at a cost of sales of $3.4 billion for subsidiaries and $342 million for equity-accounted joint venture operations, and an all-in sustaining cost of $1,439 per ounce for subsidiaries and $979 per ounce for equity-accounted joint venture operations, compared to a production of 2.472 million ounces in 2021 at a cost of sales of $2.9 billion for subsidiaries and $350 million for equity-accounted joint venture operations, and an all-in sustaining cost of $1,441 per ounce for subsidiaries and $856 per ounce for equity-accounted joint venture operations.

Gold
The AngloGold Ashanti gold Mineral Reserve increased from 28.1 million ounces as at 31 December 2021 to 28.8 million ounces as at 31 December 2022. This excludes Gramalote as the JV partner has decided not to publish the Mineral Reserve. This annual net increase of 0.7 million ounces includes additions due to exploration and modelling changes of 2.9 million ounces and changes in economic assumptions of 1.0 million ounces. This increase was partially offset by depletion of 2.9 million ounces and reductions due to other factors of 0.3 million ounces. The Mineral Reserve was estimated using a gold price of $1,400 per ounce, unless otherwise stated (2021: $1,200 per ounce). See “Item 4D Property, Plants and Equipment—Mineral Resource and Mineral Reserve”.

Copper
The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) as at 31 December 2022 as a feasibility study optimisation is still ongoing and no additional exploration has been completed at Quebradona. The Mineral Reserve was estimated at a copper price of $2.90/lb, unless otherwise stated (2021: $2.90/lb). See “Item 4D Property, Plants and Equipment—Mineral Resource and Mineral Reserve”.

Capital expenditure, including equity-accounted joint ventures, in 2022 amounted to $1,118 million (2021: $1,100 million).

Safety

No fatal occupational safety incidents at any of the mines operated by the Company were recorded for 2022. The TRIFR was 1.26 per million hours worked in 2022 compared to 2.14 per million hours worked in 2021.

Full Asset Potential Review Programme

The Full Asset Potential (“FP”) programme aims to achieve a step-change in AngloGold Ashanti’s operating and cost performance by the year 2024. This programme includes a comprehensive three-month assessment of each of the Company’s mine sites, which covers every aspect of an operation. The outcome is intended to enhance the Company’s understanding of the relative potential of each asset and includes developing a plan and implementation schedule to achieve the targeted performance over the next six to 24 months. These assessments have now been completed at six operations of the Company (Sunrise Dam, Siguiri, Cuiabá, Tropicana, Serra Grande and Geita), where the relevant site leadership teams have taken full accountability for the delivery on these initiatives.

Operational Excellence

Operational Excellence is the continued efforts to maximise value from our assets.

New Operating Model

Our new Operating Model, designed and introduced to employees towards the end of 2021, aims to improve efficiency and support better operating outcomes by focusing only on work required to deliver the strategy, clarifying the mandates of corporate functions, properly resourcing our revenue-generating assets to deliver on their plans, and removing duplicate structures and activities. The implementation of the new Operating Model was completed during 2022.

AFRICA REGION

Africa is currently home to five of our operations, with one – Kibali – managed by Barrick Gold Corporation. These operations, which contributed 60 percent or 1.6 million ounces to total annual group production in 2022, are in Ghana (Iduapriem and Obuasi), Guinea (Siguiri), Tanzania (Geita) and the DRC (Kibali).

	Attributable gold production (000oz)	Average number of employees
Subsidiary operations
Ghana
Iduapriem	248	2,186
Obuasi	250	4,403
Guinea
Attr. Siguiri 85%	279	4,052
Tanzania
Geita	521	6,435

Joint venture operations
Democratic Republic of the Congo
Attr. Kibali 45%	337	2,731

Africa Region - Key Statistics

	Unit	2022	2021	2020
				Restated
Subsidiary operations
Tonnes treated/milled	Mt	21.6	21.2	20.5
Pay limit	oz/t	0.044	0.035	0.034
	g/t	1.516	1.193	1.160
Recovered grade	oz/t	0.054	0.045	0.052
	g/t	1.86	1.54	1.77
Gold production (a) (attributable)	000oz	1,298	1,054	1,239
Cost of sales	$m	1,662	1,300	1,362
Total cash costs per ounce (1)	$/oz	1,023	991	841
All-in sustaining costs per ounce(1)	$/oz	1,291	1,264	1,002
Capital expenditure	$m	486	434	383
Safety
Number of fatalities		0	1	2
TRIFR	Per million hours worked	0.33	0.61	0.55
People
Average no of employees: Total		17,076	14,806	14,496
Permanent employees		5,780	5,619	5,433
Contractors		11,296	9,187	9,063

(a) Includes Obuasi gold production in 2020, capitalised as part of the project development.

	Unit	2022	2021	2020
Joint venture operations
Tonnes treated/milled	Mt	3.5	3.5	3.4
Pay limit	oz/t	0.054	0.048	0.048
	g/t	1.850	1.652	1.640
Recovered grade	oz/t	0.087	0.095	0.096
	g/t	2.98	3.25	3.29
Gold production (attributable)	000oz	337	365	364
Cost of sales	$m	342	350	340
Total cash costs per ounce (1)	$/oz	725	647	629
All-in sustaining costs per ounce(1)	$/oz	979	856	810
Capital expenditure	$m	90	72	52
People
Average no of employees: Total		2,731	2,454	2,333
Permanent employees		957	860	824
Contractors		1,774	1,594	1,509

(1)“Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results—Non-GAAP analysis”.

Performance summary

Production for the Africa region was up 15 percent for the year ended 31 December 2022 at 1.635 million ounces compared to 1.419 million ounces for the year ended 31 December 2021.

Safety performance improved – there were no occupational fatalities at any of the mines operated by the Company and a TRIFR of 0.33 per million hours worked was recorded (2021: 0.61 per million hours worked).

Regional community investment totalled $10.19 million (2021: $10.5 million).

With Obuasi having received its ISO 45001 (health and safety) certification, all our Africa operations are now certified in terms of ISO 45001, ISO 14001 (environmental management) and the International Cyanide Management Code.

We continued integration of the new Operating Model, the existing Operational Excellence programme, and the Full Asset Potential (FP) review programme launched during 2021.

In the second half of 2022, Geita was part of the FP review programme designed to enhance understanding of the relative potential of each asset and includes developing a plan and implementation schedule to achieve the targeted performance over the next six to 24 months.

Siguiri was the first of the African operations to be involved in the FP review programme with the leadership team focusing on increasing the volume of high-grade oxide ore from Block 2. This increase was successful and is reflected in the year-on-year increase in production. We are starting to see the benefits of the FP review programme at Siguiri and a second contractor was hired to deliver higher volumes of higher-grade oxide ore from Block 2.

For more information regarding production performance in the Africa region, refer to “Item 5A: Operating Results—Key factors affecting results—Production in 2022”.

For more information regarding operating performance in the Africa region, refer to “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021”

For more information regarding capital expenditure in the Africa region, refer to “Item 5A: Operating Results—Comparison of capital expenditure in 2022, 2021 and 2020—Comparison of capital expenditure in 2022 with 2021”

Obuasi update
Phase 3 of the Obuasi redevelopment project, which relates principally to capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress.

In 2022, the project achieved the following milestones: hoisting via the KMS rock shaft in November 2022; pumping to drop the water level below 50 level; commissioning of the material handling system from 44 level to surface; completing the new ventilation shaft pilot hole and progressing the KMS shaft down to 44 level.

The Obuasi mine continues on the ramp-up path to its full production run-rate in excess of 400,000 ounces.

THE AMERICAS

The Americas hosts three of our operations – one in Argentina and two in Brazil – as well as greenfields projects in Colombia and a significant new greenfields development in Nevada in the United States.

	Attributable gold production (000oz)	Average number of employees
Operations
1. Argentina
Cerro Vanguardia (Attr. 92.5%)	170	1,819
2. Brazil
AGA Mineração	311	5,702
Serra Grande	88	1,977

Americas - Key Statistics

	Unit	2022	2021	2020
Operation
Tonnes treated/milled	Mt	7.1	7.8	7.5
Pay limit	oz/t	0.10	0.10	0.07
	g/t	3.52	3.49	2.46
Recovered grade	oz/t	0.070	0.066	0.081
	g/t	2.40	2.27	2.77
Gold production (attributable)	000oz	569	559	649
Silver production (attributable)	Moz	3.2	3.4	3.3
Cost of sales	$m	913	822	764
Total cash costs per ounce (1)	$/oz	1,078	921	721
All-in sustaining costs per ounce (1)	$/oz	1,718	1,587	1,003
Capital expenditure (2)	$m	339	398	216
Safety
Number of fatalities		0	1	0
TRIFR	Per million hours worked	2.33	3.55	3.68
People
Average no of employees: Total		9,498	9,972	8,789
Permanent employees		6,093	6,452	6,158
Contractors		3,405	3,520	2,631

(1)“Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results—Non-GAAP analysis”.
(2)100 percent (not attributable) and includes Projects.

Performance summary

Production for the Americas region was up two percent for the year ended 31 December 2022 at 569,000 ounces compared to 559,000 ounces for the year ended 31 December 2021.

Safety – no occupational fatalities and the TRIFR improved to 2.33 per million hours worked (2021: 3.55 per million hours worked).

Community investment amounted to $6.4 million (2021: $5.8 million).

All operations in the Americas maintained their certification in terms of International Cyanide Management Code, ISO 45000 (health and safety) and ISO 14001 (environmental management).

During the second half of 2022, Cuiabá and Serra Grande completed assessments to identify performance improvement initiatives as part of the FP review programme. The FP programme initiatives implemented at Cuiabá have seen ore tonnes consistently above full potential target. At Serra Grande, the FP team identified several enhancement opportunities and it is following implementation plans with timelines for delivery.

In December 2022, the company suspended filtered tailings deposition on the Calcinados TSF and processing of gold concentrate at the Queiroz plant (both of which service the Cuiabá mine complex). For further information, refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil” and “Item 3D: Risk Factors—Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply with these requirements or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti's financial condition, results of operations and reputation”.

For more information regarding production performance in the Americas region, refer to “Item 5A: Operating Results—Key factors affecting results—Production in 2022”.

For more information regarding operating performance in the Americas region, refer to “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021”.

For more information regarding capital expenditure in the Americas region, refer to “Item 5A: Operating Results—Comparison of capital expenditure in 2022, 2021 and 2020—Comparison of capital expenditure in 2022 with 2021”.

Nevada strategy

In Nevada, during 2022, AngloGold Ashanti’s project team integrated the Corvus Gold assets and project data into the AngloGold Ashanti evaluation framework. The Company completed planning for feasibility study work at North Bullfrog and also commenced a pre-feasibility study at Silicon along with further drilling at the Merlin deposit. Following the acquisition of Coeur Sterling’s mining properties in the fourth quarter of 2022, AngloGold Ashanti’s project team commenced integrating these assets into the broader evaluation studies.

AUSTRALIA

	Attributable gold production (000oz)	Average number of employees
Operations
Australia
1. Sunrise Dam	232	725
2. Tropicana 70%	306	807
The two AngloGold Ashanti operations in Australia are Sunrise Dam and Tropicana, both of which are in the north-eastern goldfields in the state of Western Australia. Sunrise Dam is wholly owned. We have a 70 percent holding in, and manage, Tropicana. Regis Resources Ltd, our partner in Tropicana, holds the balance. Sunrise Dam includes the Butcher Well project (70 percent).

Australia - Key Statistics

	Unit	2022	2021	2020
Operation
Tonnes treated/milled	Mt	10.7	10.5	10.2
Pay limit	oz/t	0.05	0.06	0.06
	g/t	1.69	1.89	1.95
Recovered grade	oz/t	0.050	0.047	0.054
	g/t	1.56	1.47	1.68
Gold production (attributable)	000oz	538	494	554
Cost of sales	$m	783	740	705
Total cash costs per ounce (1)	$/oz	1,157	1,196	968
All-in sustaining costs per ounce(1)	$/oz	1,345	1,500	1,225
Capital expenditure	$m	202	185	142
Safety
Number of fatalities		0	0	0
TRIFR	Per million hours worked	3.82	6.59	3.74
People
Average no of employees: Total		1,532	1,332	1,230
Permanent employees		314	288	259
Contractors		1,218	1,044	971
(1)“Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results—Non-GAAP analysis”.

Performance summary

Production for the Australia region was up nine percent for the year ended 31 December 2022 at 538,000 ounces compared to 494,000 ounces for the year ended 31 December 2021.

Safety performance improved – there were no occupational fatalities and a TRIFR of 3.82 per million hours worked was recorded (2021: 6.59 per million hours worked).

Regional community investment amounted to $0.99 million (2021: $1.01 million).

Sunrise Dam and Tropicana are certified under the Cyanide Code, ISO 45000 (health and safety) and ISO 14001 (environmental management).

The first site to complete an assessment as part of the FP review programme was Sunrise Dam, where the biggest opportunity is to increase productivity in development and achieve a step-change in underground production. The proposed improvements include an underground workshop to lift jumbo utilisation and improvements to planning and scheduling which, together are expected to support an increase in underground volumes. During the second half of 2022, Tropicana also completed an assessment to identify performance improvement initiatives as part of the FP review programme.

For more information regarding production performance in the Australia region, refer to “Item 5A: Operating Results—Key factors affecting results—Production in 2022”.

For more information regarding operating performance in the Australia region, refer to “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021”.

For more information regarding capital expenditure in the Australia region, refer to “Item 5A: Operating Results—Comparison of capital expenditure in 2022, 2021 and 2020—Comparison of capital expenditure in 2022 with 2021”.

SOUTH AFRICA

The sale of the South African assets to Harmony closed on 30 September 2020. As a result, the figures in this section relate to the nine months ended on 30 September 2020, unless the context indicates otherwise.

South Africa Key Statistics

	Unit	2022	2021	2020
Operation
Tonnes treated/milled	Mt			0.4
Pay limit (1)	oz/t			0.40
	g/t			14.60
Recovered grade (1)	oz/t			0.120
	g/t			3.75
Gold production	000oz			241
Cost of sales	$m			287
Total cash costs per ounce (2)	$/oz			1,149
All-in sustaining costs per ounce(2)	$/oz			1,296
Capital expenditure	$m			35
Safety
Number of fatalities				4
TRIFR	Per million hours worked			6.12
People
Average no of employees: Total				8,297
Permanent employees				7,012
Contractors				1,285
(1)Refers to underground operations only.
(2)“Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A: Operating Results—Non-GAAP analysis”.

EXPLORATION REVIEW

Our greenfields exploration programmes are designed to discover new Mineral Resource that will ultimately lead to the development of new, stand-alone gold mines and support the sustainability of our business.

In 2022, the Silicon and Merlin prospects in Nevada were handed over to our Beatty project team, following which the greenfields exploration team refocused its efforts on the discovery of the next significant project to add to the AngloGold Ashanti portfolio.

Greenfields exploration

In 2022, $29 million was spent on greenfields exploration. Our greenfields exploration tenements cover over 9,500km2 of highly prospective ground in six countries – Australia, Argentina, Brazil, Guinea, Tanzania, and the United States.

Americas

In the United States, following the handover of the Silicon discovery to the Beatty Project team in the first quarter of 2022, the greenfields exploration function shifted its focus to seven, 100 percent-owned, earlier-stage greenfields projects located elsewhere in the Great Basin of Nevada. Work completed at these various projects included prospect mapping, surface sampling and geophysical surveys. Diamond drilling is planned for the Midnight Star and CR projects during 2023.

In Brazil, 1,330 stream sediments, 1,200 soil samples and 1,060 rock chip samples were collected. From the SBB terrane in the state of Minas Gerais, four districts have been identified by stream sediment sampling. Infill sampling is in progress to define projects in these districts. At the WBC terrane, which is located in the state of Matto Grosso do Sul to the south-west of Minas Gerais, one project has been advanced and will be considered for drilling in 2023.

In Argentina, an option agreement was signed with Latin Metals for the Organullo project in Salta Province. Work completed since June 2022 included soil sampling, mapping, acquisition of various spectral data sets and community engagement. At the 100 percent-held El Cori project, four drilling targets were identified from surface exploration.

Africa

In Guinea, we received six reconnaissance permits for the Shira district in the Siguiri Basin of Guinea. Community engagement work has started and field exploration is scheduled for the first quarter of 2023.

In Tanzania, target generation activities continued.

Australia

In Australia, we carried out exploration work in the Laverton District and, in Queensland, greenfields exploration took place at the Chillagoe and Georgetown projects.

Brownfields exploration

In the Beatty District, brownfields exploration continued at North Bullfrog, and successfully defined and expanded the Silicon and Merlin targets. Elsewhere across our operations, exploration continued, on one hand to add confidence to the mine plans by upgrading the Mineral Resource and on the other to search for new Mineral Resource with a high likelihood for conversion to Mineral Reserve.

In 2022, our brownfields exploration teams across the globe completed 799km of capital and 358km of expensed drilling at a cost of $79 million and $67 million, respectively. The drilled metre achievement was ten percent below the 2022 budget of 1,281km with the gap closing each quarter after slow start ups at a few operations. Total expenditure of $146 million was 12 percent below budget.

Brownfields exploration activities resulting in the most notable economic intercepts, by operation, for 2022 are listed below by region.

Africa

•Geita: The key area drilled was Geita Hill which is split into six blocks. The drilling was conducted from both surface and underground and was designed to upgrade the underground project and to prepare for mining. Other significant intercepts were drilled at Star and Comet underground at Cut 3 and Ridge 8, extending the potential of the underground complex at Star and Comet. Drilling at the Nyamulilima open pit expanded and further defined the mineralisation.
•Obuasi: Drilling at Block 8, Block 10 and Sansu continued to define the limits of mineralisation and prepare these areas for mining. Late in the year drilling started at Cote D’Or examining the potential to open a second mining area.
•Siguiri: The key exploration activities were at Kounkoun (Block 3) where infill and definition drilling continue as part of the overall assessment of Block 3 as a future mining area. Drilling to extend and define the known mineralisation in Blocks 1 and 2 was conducted.
•Kibali: Two notable drilling intercepts, at Mengu Hill and Oere, were recorded during the year.

Americas

•Cerro Vanguardia: Numerous veins were drilled and later in the year emphasis moved to the northwest of the property and onto the Condor ground.
•AGA Mineração, CdS: Drilling of underground opportunities at both CdS I and II delivered significant intercepts at Sangue De Boi, Mutuca, Rosalino, Pinta Bem and Pneu.
•AGA Mineração, Cuiabá: Drilling to extend the depth extents of Fonte Grande Sul below 21 level continued while at a shallower depth drilling to define the satellite ore bodies continued to deliver.
•Serra Grande: One significant intercept, at Angicão, was drilled during the year.
•Beatty: Definition and infill drilling continued at Silicon and Merlin in Nevada. Drilling at North Bullfrog started to deliver later in the year.

Australia

•Sunrise Dam: The key areas delivering significant intercepts were at Frankie and Vogue as part of programmes designed to define and extend mineralisation in these areas. As is typical of the Sunrise Dam mineralisation, most drilling programmes drilled significant intercepts which reflect the nuggety nature of the mineralisation.
•Tropicana: Successful drilling was aimed at the three underground projects, namely, Boston Shaker, Havana and Tropicana.

While many of the significant economic intersections are for unmined underground opportunities, Nevada is delivering significant intersections that will most likely be excavated through open pit mining.

PROJECTS

Quebradona

Following the decision of Colombia’s national environmental agency (ANLA) in November 2021 to archive the Company’s environmental licence application for the Quebradona project, AngloGold Ashanti filed an appeal seeking to secure further details on the specific additional information required for ANLA to make a decision on AngloGold Ashanti’s licence submission. On 29 April 2022, ANLA dismissed the appeal and confirmed its decision to archive the Company’s application. AngloGold Ashanti continues to review and analyse the additional information identified as part of ANLA’s decision. The objective is to prepare, submit and process a new environmental licence request for Quebradona following completion of a new environmental impact assessment.

Gramalote

Following completion of the feasibility study on the Gramalote gold project, a joint operation with B2Gold, both partners have determined that the Gramalote project does not meet their investment thresholds for development. The project continues to benefit from federal and local government support as well as continuing support from local communities.

AngloGold Ashanti and B2Gold have completed a comprehensive review of the alternatives and consider that it would be in the best interest of all stakeholders for a new party to own the Gramalote project. The partners appointed a corporate advisor in the fourth quarter of 2022 to assist with the sale process for the Gramalote project, which is currently ongoing.

4C.    ORGANISATIONAL STRUCTURE

GROUP STRUCTURE

AngloGold Ashanti’s operations are divided into the following regions:

•Africa — operations in Ghana, Guinea and Tanzania and a joint venture operation in the DRC;
•Australia — operations in Australia; and
•Americas — operations in Argentina and Brazil, and exploration projects in the United States and Colombia.

The above regions correspond to AngloGold Ashanti’s business segments. The South Africa region is recognised for financial statement purposes as discontinued operations as we sold our remaining South African producing assets and related liabilities in 2020. In addition, a new segment, Projects has been introduced from the implementation of the new Operating Model (previously reported under the America’s segment). The Projects segment comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.

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

On 16 March 2023, AngloGold Ashanti and Gold Fields announced that they have agreed the key terms of a proposed joint venture in Ghana between Gold Fields' Tarkwa and AngloGold Ashanti's neighbouring Iduapriem Mines (the “Proposed Joint Venture”). There can be no certainty that the parties will enter into a definitive agreement with respect to the Proposed Joint Venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the Proposed Joint Venture is subject to, among other matters, reaching agreement with the Government of Ghana regarding the Proposed Joint Venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals. For further information, refer to “Item 18: Financial Statements—Note 35—Subsequent Events”.

4D.    PROPERTY, PLANTS AND EQUIPMENT

Locations of properties
Notes:
(1) Gramalote is managed by B2Gold Corp ("B2Gold").
(2) AngloGold Ashanti acquired North Bullfrog and Mother Lode as part of the Corvus Gold Inc.("Corvus Gold") acquisition in January 2022.
(3) AngloGold Ashanti acquired Sterling (which includes the Crown Block deposits of SNA, Secret Pass and Daisy) through the Coeur Sterling, Inc. ("Coeur Sterling") acquisition in November 2022.
(4) Kibali is operated by Barrick Gold Corporation ("Barrick").

The locations of AngloGold Ashanti’s properties are shown above. Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100 percent wholly-owned unless otherwise indicated.

Overview of mining properties and operations
The overview for each mining property is disclosed below and includes information on the following items:
•Location of the properties;
•For each material property, locality maps showing the location of such properties as well as infrastructure and licences;
•Type and amount of ownership interests;
•Identity of the operator or operators;
•Titles, mineral rights, leases or options and acreage involved;
•Stages of the properties (exploration, development or production);
•Key permit conditions;
•Mine types and mineralisation styles; and
•Processing plants and other available facilities.

Please refer to “Item 5A: Operating Results—Key factors affecting results—Production in 2022” for the aggregate annual production for each of the Company's mining properties during each of the fiscal years ended 31 December 2022, 2021 and 2020. For more information about AngloGold Ashanti’s mines, including a summary of the Company’s titles, mining rights, leases and licences with acreage, please refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.

In its annual report on Form 20-F for the fiscal year ended 31 December 2021, AngloGold Ashanti complied for the first time with the new mining property disclosure requirements for mining registrants set forth in Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (“Regulation S-K 1300”) and reported on, and filed Technical Report Summaries for, all of its mining properties. During 2022, AngloGold Ashanti developed a process to determine which properties are material to its business or financial condition for purposes of the individual property disclosure requirements of Item 1304 of Regulation S-K (17 CFR § 229.1304). The key considerations taken into account by AngloGold Ashanti in its materiality assessment include (i) certain quantitative factors such as contribution to the Mineral Resource and Mineral Reserve, actual and planned production and Net Present Value, as well as (ii) certain qualitative factors, which are assessed in the context of the Company’s overall business and financial condition. The materiality assessment covers all of the Company’s mining properties (regardless of the stage of the mining property) and all of its mining and related activities from exploration through extraction, and will be reviewed by the Company on an annual basis. Based on these considerations, AngloGold Ashanti has determined that its material properties for purposes of Regulation S-K 1300 are Geita, Kibali and Obuasi. With respect to Geita, an updated Technical Report Summary (effective date: 31 December 2022) has been prepared by the relevant Qualified Persons, and is filed as Exhibit 19.15.4 hereto. With respect to Kibali and Obuasi, AngloGold Ashanti has determined that (i) there are no material changes to the Mineral Reserve or Mineral Resource reported in the Technical Report Summaries for these properties (effective date: 31 December 2021) which were filed as exhibits to AngloGold Ashanti’s annual report on Form 20-F for the fiscal year ended 31 December 2021, and (ii) all material assumptions and information pertaining to the disclosure of the Mineral Resource and Mineral Reserve for Kibali and Obuasi remain current in all material respects as of 31 December 2022, based on all facts and circumstances, both quantitative and qualitative. As a result, the Technical Report Summaries for Kibali and Obuasi (effective date: 31 December 2021), which were initially filed as exhibits to AngloGold Ashanti’s annual report on Form 20-F for the fiscal year ended 31 December 2021, are filed as Exhibits 19.15.7 and 19.15.5, respectively, hereto.

AngloGold Ashanti’s operating mines are all accessible by road, although for some, personnel access is better achieved by air.

AngloGold Ashanti’s exploration programmes are based on consistent standards and processes across its portfolio and are guided by peer review. Part of AngloGold Ashanti's investment strategy is focused on exploration drilling and Mineral Reserve development to grow the Mineral Resource and by converting these, the Company allows for expansion of the Mineral Reserve. The process involves identifying the best group of drill targets and prioritising those that have the highest potential for success to be advanced first. Greenfields exploration aims to discover large, high-value Mineral Resource, which will eventually lead to the development of new gold mines. Brownfields exploration focuses on delivering value through accretive additions to the Mineral Reserve at existing mines as well as new discoveries in defined areas around operations.

This annual report on Form 20-F is not being submitted in support of the disclosure of exploration results and therefore no disclosure of drilling or sample results is provided. AngloGold Ashanti has elected not to provide drilling results for its operating mines as drilling at its brownfields operations is generally intended to provide incremental additions, or conversions to already reported Mineral Resource and therefore they are not seen as material. While drilling at the Company’s brownfields operations increases confidence in its Mineral Resource as well as adds LOM extensions, the incremental additions that occur on a yearly basis are not material to that operation or the Company as a whole. In cases where the drilling projects are supporting a non-sustaining addition, these projects are commented on. In the Company’s major greenfields projects, if any single drill result is considered material and may change the reported Mineral Resource significantly then it is reported. Refer to “Item 4B: Business Overview—Exploration review”.

AFRICA
AngloGold Ashanti has five mining operations within the Africa region:
•Kibali Gold Mine in the Democratic Republic of the Congo ("DRC"), a joint venture (“JV”) between AngloGold Ashanti (45%), Barrick Gold Corporation (“Barrick”) (following its merger with Randgold Resources Limited (“Randgold”)) (45%), and Société Minière de Kilo-Moto S.A. (“SOKIMO”), a state-owned gold mining company (10%);
•Iduapriem Gold Mine ("Iduapriem") and Obuasi Gold Mine ("Obuasi") in Ghana;
•Siguiri Gold Mine (“Siguiri”) in Guinea, co-owned by AngloGold Ashanti (85%) and the government of Guinea (15%); and
•Geita Gold Mine ("GGM" or "Geita") in Tanzania.

Mining is from both open pit and underground, with Obuasi being an underground mine, Iduapriem and Siguiri being open pit mines, and Kibali and Geita being a combination of open pit and underground mines.

DRC

KIBALI
For additional information, please refer to the Technical Report Summary for Kibali (effective date: 31 December 2021) filed as Exhibit 19.15.7 hereto.

Property description
Kibali is a joint venture co-owned by AngloGold Ashanti (45%), Barrick (45%), and SOKIMO (10%). SOKIMO is wholly-owned by the DRC government. The consolidated lease is made up of ten exploitation permits. The metallurgical plant comprises a twin-circuit sulphide and oxide plant with conventional carbon-in-leach ("CIL"), including gravity recovery as well as a float and ultra-fine grind circuit. Barrick operates the mine, which comprises both open pit and underground operations.

Kibali is a gold mining, processing and exploration project. Operations currently focus on open pit and underground mining. The mine was originally developed and operated by Randgold. Following the completion of the merger of Randgold and Barrick in 2019, Barrick became the operator at Kibali for both exploration and mining. Kibali is currently a production stage property.

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

Mineralisation style
Gold deposits of the Kibali district are classified as Archaean orogenic gold deposits. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, banded iron formations (“BIFs”) and chert that were deformed, altered and transposed during several events. This occurred at or near greenschist metamorphic conditions. Ore-forming H2O-CO2-rich fluids migrated along a linked network of gently northeast-dipping shears and north-northeast plunging fold axes that are commonly referred to as the KZ Trend. The auriferous KZ Trend is a complexly deformed fault system specifically developed along the boundary between the younger sedimentary basin in the west of the belt that juxtaposes the older rocks to the east. Mineralisation occurred during the later stages of subsequent regional deformation which resulted in inversion of the basin and the development of reverse faults and folds. Ongoing deformation during hydrothermal activity resulted in the development of lodes in a variety of related structural settings within the KZ Trend.

History
On 15 October 2009, AngloGold Ashanti acquired a 50 percent indirect interest in Moto Goldmines Limited through a JV with Randgold, with Moto holding a 70 percent stake in Kibali and the DRC parastatal SOKIMO holding the remaining 30 percent stake. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90 percent, while SOKIMO retained a 10 percent holding. On 2 January 2019, Randgold merged with Barrick, and the JV is now held by the combined company, trading as Barrick.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Democratic Republic of the Congo (DRC)—AngloGold Ashanti’s rights and permits”.

Mining method
The operation comprises both open pit and underground mining. Open pit mining is carried out using conventional drill, blast, load and haul surface mining methods. From 2022 onwards, open pit production will come from the Sessenge, Aerodrome, Pamao, Gorumbwa, Megi-Marakeke-Sayi, Kalimva-Ikamva, Oere, Pakaka, and Karagba, Chauffeur and Durba (“KCD”) deposits. Open pit mining is conducted by contractor Kibali Mining Services, a local subsidiary of DTP Terrassement, using either free-dig or conventional drill, blast, load and haul methods.

For the underground operation, longitudinal and transverse longitudinal stoping methods with paste backfill are the nominated mining methods. The Kibali KCD underground mine is designed to extract the KCD deposit directly beneath the KCD open pit. A 50m crown pillar separates the pit bottom from the top of the underground mine. The first gold was poured in September 2013 from the open pit operations and development of the underground mine commenced in the same year. Stoping commenced in 2015 and ore production has ramped up to 3.8Mt in 2022. Initial production was truck hauled by a twin decline to surface. In 2017, the haulage shaft (740m deep) and materials handling system was commissioned. From 2018 onwards, underground ore has predominantly been hoisted up the shaft. The decline to surface will continue to be used to haul some of the shallower zones and to supplement shaft haulage.

Processing plants and other available facilities
Infrastructure in the DRC is generally poor as a result of limited investment in maintenance, upgrades and extensions of the road networks established during colonial times. The mine site is located within 160km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania. Access by air to Kibali involves a commercial flight to Entebbe in Uganda followed by a charter flight to Doko airport, situated on the mine property. The Doko airstrip was upgraded by Kibali and is equipped with runway lights and precision approach path indicator lights. For the number of persons employed at the mine, refer to “Item 4B: Business Overview—Operating Performance—Africa Region”.

Kibali is a large-scale gold mining operation, with a number of sources of ore, that has been in operation since 2013. The physical condition of the equipment, facilities, and infrastructure at Kibali is in good working order, with the mine investing heavily in maintaining and upgrading its assets to ensure that they remain reliable and efficient. Surface infrastructure associated with the overall Kibali operation includes a processing plant, tailings storage facility ("TSF"), camp, airstrip, underground shaft, workshops and offices. Power to the mine is self-generated by a combination of hydroelectric and diesel generators. The underground mine has also been extensively developed, with the construction of both shaft and portal and strategically placed development drives that access and further explore the gold-bearing ore.

The “Property, Plant, and Equipment” as of 31 December 2022, including lease assets, buildings and mine infrastructure, mining assets, mineral rights and dumps, decommissioning assets, capitalised exploration costs and deferred stripping, had a carrying value of $983 million (reported as attributable; 45% owned by AngloGold Ashanti).

Mineral processing
The current processing plant can treat both oxide and fresh sulphide material and uses flotation with ultra-fine grind of the flotation concentrate, a treatment that is required for the sulphide ore type before leaching. Kibali has a processing operation capable of producing an average of 730kozpa of gold for 10 years treating at least 7.2Mtpa throughput. The ore is blended using both KCD underground ore plus ore sourced from satellite open pits at Kibali.

Mineral Resource
Refer to the below table, prepared in accordance with Table 1 to Paragraph (D)(1) of Item 1304 of Regulation S-K, which summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Kibali at the end of the fiscal year ended 31 December 2022, based on a gold price estimate of $1,700/oz. Refer to “—Material Assumptions for the Mineral Resource—Key Parameters (Open Pit and Underground)” for additional information on cut-off grades and metallurgical recovery.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
as at 31 December 2022		million	g/t	tonnes	Moz
Kibali (45 percent)	Measured	7.22	3.18	22.97	0.74
	Indicated	22.15	2.64	58.44	1.88
	Measured & Indicated	29.37	2.77	81.41	2.62
	Inferred	13.16	2.61	34.43	1.11
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
2.Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
3.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
4.Operated by Barrick. AngloGold Ashanti has recognised that in preparing this annual report, the Qualified Persons have relied on information provided by Barrick. Based on a gold price of $1,700/oz.
5.Property currently in a production stage.
6.Refer to “—Material Assumptions for the Mineral Resource—Key Parameters (Open Pit and Underground)” for additional information on cut-off grades and metallurgical recovery.

Year on year changes in Mineral Resource - Moz

as at 31 December 2022	Kibali
Category	Measured	Indicated	Measured and Indicated total	Inferred
Previous Year	0.78	1.76	2.54	0.89
Depletion	(0.01)	—	(0.01)	—
Exploration	0.01	—	0.01	0.10
Methodology	—	—	—	—
Price	0.03	0.16	0.19	0.13
Cost	(0.01)	(0.02)	(0.03)	(0.02)
Geotechnical	(0.07)	(0.02)	(0.09)	—
Metallurgical	—	0.01	0.01	0.01
Acquisition / Disposal	—	—	—	—
Other	—	—	—	—
Current Year	0.74	1.88	2.62	1.11
Net Difference	(0.04)	0.12	0.08	0.22
% Difference	(5)	7	3	24
Notes:
All figures are expressed on an attributable basis unless otherwise indicated. AngloGold Ashanti has recognised that in preparing this annual report, the Qualified Persons have relied on information provided by Barrick.

Changes were driven both by exploration and an increase in the Mineral Resource gold price from $1,500/oz as at 31 December 2021 to $1,700/oz as at 31 December 2022, with gains seen from the open pits, specifically Ikamva, Oere and Gorumbwa, as well as from continued definition of the 11000 lode in the KCD underground. A maiden underground Inferred Mineral Resource at Gorumbwa was also reported.

Material Assumptions for the Mineral Resource

Key Parameters (Open Pit and Underground)

Kibali	Unit	Open Pit
Costs
Waste cost	$/tonne mined	2.92-3.09(1)
Extra Ore Cost – Grade Control + Ore – Rehandle + Overhaul	$/tonne mined	1.27
Grade Control cost	$/tonne mined	0.75
Dilution	%	10
Ore Loss	%	3
Processing cost	$/tonne milled	15.04-17.85(1)
G&A	$/tonne milled	8.47
Other Parameters
Gold Royalties (4.7%)	$/oz	70.50
Metallurgical Recovery Factor	%MetRF	86.1-90.1(1)
Mineral Resource cut-off grade	g/t	0.6-0.7(1)

Kibali	Unit	Open Pit
Mineral Resource price	$/oz	1,700 (2)
Notes:
AngloGold Ashanti has recognised that in preparing this annual report, the Qualified Persons have relied on information provided by Barrick.
(1) Vary according to rock type.
(2) AngloGold Ashanti has determined that there is no material change to the Mineral Resource reported in the 2021 Technical Report Summary for Kibali (effective date: 31 December 2021) filed as Exhibit 19.15.7 hereto if this updated gold price is used (instead of $1,500, the gold price used to estimate the Mineral Resource in 2021).

Kibali	Unit	Underground
Costs
Mine Production	$/tonne ore mined	36.17
Capital	$/tonne ore mined	3.97
G&A	$/tonne ore milled	8.47
Processing cost	$/tonne ore milled	17.85
Other Parameters
Gold Royalties (4.7%)	$/oz	70.50
Mining cut-off grade	g/t	1.62
Mineral Resource price	$/oz	1,700 (1)
Metallurgical Recovery Factor	%MetRF	90
Notes:
AngloGold Ashanti has recognised that in preparing this report, the Qualified Persons have relied on information provided by Barrick.
(1) AngloGold Ashanti has determined that there is no material change to the Mineral Resource reported in the 2021 Technical Report Summary for
        Kibali (effective date: 31 December 2021) filed as Exhibit 19.15.7 hereto if this updated gold price is used (instead of $1,500, the gold price used to estimate the Mineral Resource in 2021).

Estimation
Mineral Resource estimation is undertaken by Barrick in-house technical experts or by approved external consultants. The results of both diamond drilling ("DD") and reverse circulation ("RC") drilling are used in the estimation process. 3D mineralised envelopes are established using grade and geology, and these are then statistically verified to confirm their validity for use in grade estimation. Appropriate domaining of homogeneous zones is conducted whereby high-grade central core areas are modelled separately from the lower-grade surrounding halos. Volumes are filled with block model cells and interpolated for density, rock type and grade – the latter using ordinary kriging.

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

Mineral Reserve
Refer to the below table, prepared in accordance with Table 2 to Paragraph (D)(1) of Item 1304 of Regulation S-K, which summarises the gold Mineral Reserve for Kibali at the end of the fiscal year ended 31 December 2022, based on a gold price estimate of $1,300/oz. Refer to “—Material Assumptions for the Mineral Reserve—Modifying factors and price estimates” for additional information on cut-off grades and metallurgical recovery.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
as at 31 December 2022		million	g/t	tonnes	Moz
Kibali (45 percent)	Proven	14.49	3.47	50.33	1.62
	Probable	29.17	3.15	91.86	2.95
	Total	43.67	3.26	142.19	4.57
Notes:
1.Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
2.Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
3.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.

4.Operated by Barrick. AngloGold Ashanti has recognised that in preparing this annual report, the Qualified Persons have relied on information provided by Barrick. Open Pits and underground were based on a gold price of $1,300/oz, with the exception of the Pamoa Main pit (based on a gold price of $1,400/oz) and the Pamoa South pit (based on a gold price of $1,500/oz).
5.Property currently in a production stage.
6.Refer to “—Material Assumptions for the Mineral Reserve—Modifying factors and price estimates” for additional information on cut-off grades and metallurgical recovery.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2022	Kibali
Category	Proven	Probable	Total
Previous Year	1.74	2.59	4.33
Depletion	(0.28)	(0.12)	(0.40)
Exploration	0.11	0.42	0.53
Methodology	—	—	—
Price	0.03	0.12	0.15
Cost	(0.01)	(0.03)	(0.04)
Geotechnical	—	—	—
Metallurgical	—	—	—
Operational	0.03	—	0.03
Other	—	(0.03)	(0.03)
Acquisition / Disposal	—	—	—
Current Year	1.62	2.95	4.57
Net Difference	(0.12)	0.36	0.24
% Difference	(7)	14	6
Notes:
All figures are expressed on an attributable basis unless otherwise indicated. AngloGold Ashanti has recognised that in preparing this annual report, the Qualified Persons have relied on information provided by Barrick.

The increase in Mineral Reserve was primarily as a result of the conversion of the 11000 lode in the KCD underground, and growth in the Ikamva and Oere pits due to exploration successes. The gold price used for pit optimisation changed from $1,200/oz as at 31 December 2021 to $1,300/oz as at 31 December 2022 which also contributed to the increase seen.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2022		Kibali
Primary Commodity Price	$/oz	1,300(1)(6)
Cut-off grade	g/t	1.50(3)(5); 1.96(4)
Stoping width	cm	2990(4)
Dilution	%	2.0-12.5(4); 10(5)
Mining Recovery Factor	MRF based on tonnes (%)	91.6(4); 97(5)
Mine Call Factor	MCF (%)	97
Metallurgical Recovery Factor	MetRF (%)	89-90(2)
Notes:
AngloGold Ashanti has recognised that in preparing this annual report, the Qualified Persons have, relied on information provided by Barrick.
(1) AngloGold Ashanti has determined that there is no material change to the Mineral Reserve reported in the 2021 Technical Report Summary for
           Kibali (effective date: 31 December 2021) filed as Exhibit 19.15.7 hereto if this updated gold price is used (instead of $1,200, the gold price used to estimate the Mineral Reserve in 2021).
(2) Vary according to rock type. (3) Stockpile.
(4) Underground.
(5) Open pit.
(6) Open Pits and underground were based on a gold price of $1,300/oz, with the exception of the Pamoa Main pit (based on a gold price of $1,400/oz) and the Pamoa South pit (based on a gold price of $1,500/oz).

Estimation
The open pit Mineral Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, operating factors, stripping ratio, relevant cut-off grades and modifying factors for reporting the Mineral Reserve. An open pit underground interface was set at 5,685 metres relative level (“mRL") between the KCD open pit and underground mine.

A cut-off grade analysis of $1,300/oz was used to determine a cut-off grade of 1.96g/t for the underground mine. Longitudinal and transverse longhole open stoping methods with paste backfill are the current preferred mining methods. Underground stope designs were updated from the previously reported Mineral Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backfill dilution and ore loss were applied to obtain the reported Mineral Reserve.

Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali feasibility study and have been updated as the project has developed.

Map showing Kibali planned infrastructure and licences
Below is a map that shows Kibali infrastructure and licences, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

Insert: Total Mining Lease area
0 10 20 Km
Licences
Mining
Mine Infrastructure
Pits
Plant
Stockpiles
TSF
Waste Dumps
Underground access
Planned Infrastructure
Pits
waste Dumps
Settlements
Villages
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
to Doko
Ikamva
Kalimva
Mofu
Mengu Hill
Mengu
Sayi
Megi
Marakeke
Gimbia
Pamao
Pakaka
Ndala
Aerodrome
mine village
Kombokolo
Gorumbwa
KCD
KCD portal and shaft
Sessenge
Memekazi
Mandungu
N
0 1 2 3 Km
Plant centroid co-ordinates
3°6'50"N, 29°35'31"E

GHANA
AngloGold Ashanti has two mines in Ghana. Obuasi and Iduapriem are both wholly-owned and operated by AngloGold Ashanti.

Obuasi is an underground mine operating at depths of up to 1,500m with a continuous history of mining dating back to the 1890s. Iduapriem is an open pit mine.

Obuasi is located in the Ashanti region of southern Ghana, approximately 60km south of Kumasi. Mining was temporarily suspended at the end of 2014 while a series of economic studies progressed. Obuasi underground development restarted in the first half of 2019, with the first gold produced in December 2019. The ramp-up of the redevelopment project was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021.

Iduapriem is located in western Ghana, some 85km from the coast and south of Obuasi, near the town of Tarkwa.

OBUASI
For additional information, refer to the Technical Report Summary for Obuasi (effective date: 31 December 2021) filed as Exhibit 19.15.5 hereto.

Property description
Obuasi is wholly-owned by AngloGold Ashanti and is a production stage property. All required mineral rights to the property are held by the Company. The mine is an underground operation, and it has been in operation since 1897 (more than 120 years). It has been operated by AngloGold Ashanti since 2004.

Location
The mine is in the municipality of Obuasi, in the Ashanti region of Ghana, about 240km northwest of the capital, Accra, and 60km south of Kumasi.

Mineralisation style
Geologically, Obuasi is in the Ashanti belt on the eastern margin of the Pre-Cambrian West African craton. This craton consists of Lower Proterozoic volcanic and flysch sediments which make up the Birimian system, overlain in part by the molasse sediments of the Middle Proterozoic Tarkwaian. The Ashanti belt is the most prominent of the five Birimian Supergroup gold belts found in Ghana.

Gold mineralisation is associated with shear zones and pervasive silica, carbonate and sulphide hydrothermal alteration which occur in tightly folded Lower Birimian schists, phyllites, meta-greywackes, and tuffs, along the eastern limb of the Kumasi anticlinorium. They are found near the contact with harder metamorphosed and metasomatically altered intermediate to basic upper Birimian volcanics. There are two broad styles of gold mineralisation including free milling quartz vein gold and sulphide-rich, disseminated and refractory gold which form alteration haloes around the quartz vein lodes. Sulphide mineralisation is dominated by arsenopyrite and quartz mineralisation, which is associated with spatially variable, but exceptionally high-grade visible gold in quartz veins.

History
Obuasi has a long mining history dating back to 1897. It has been owned and operated by various operators during this time. The current operator became involved in 2004 following the merger of former AngloGold Limited of South Africa and the Ashanti Goldfields Company Limited of Ghana. However, for several years leading up to 2014, the mine began to struggle due to ailing infrastructure and outdated methodologies. The company realised that significant rationalisation and/or replacement of current infrastructure would be necessary to enable the delivery of better utilisation and productivity metrics.

In 2014, a feasibility study commenced that considered the optimum mining methodology and schedules for the underground mine, based on modern mechanised mining methods and refurbishment of underground, surface and process plant infrastructure. During this time, Obuasi operated in a limited operating phase with underground activities essentially restricted to the continued development of the Obuasi deeps decline and underground infill drilling. The limited operating phase was brought to a halt after an incursion by illegal miners on Obuasi's concession in February 2016, at which point the mine was placed under care and maintenance. However, the study continued and in 2017, a favourable feasibility study was completed and indicated a strong technical and economic case with an anticipated 20-year life of mine ("LOM"). In 2018, approval was received from the AngloGold Ashanti board and the government of Ghana to proceed with the project.

The redevelopment project began in late 2018 and first gold was poured during the fourth quarter of 2019. Phase 1 of the redevelopment project was completed by the end of September 2020, and the mine began commercial production on 1 October 2020. Phase 2 of the redevelopment project, which focused on construction and mine development, was completed in 2021. Phase 3 of the redevelopment project is currently underway to develop the infrastructure necessary to support the planned ramp-up in production.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Ghana—AngloGold Ashanti’s rights and permits”.

Mining method
Obuasi is an underground operation, utilising both vertical shafts and declines as main access routes to the underground workings. The mine has seen extensive historical mining activities with varying applications of different mining methods to date. The current LOM design employs mostly the Long Hole Open Stoping ("LHOS") mining method for ore extraction. LHOS is a highly selective and productive method of mining that can be employed for orebodies of varying thicknesses and dips. The main distinct variations of the LHOS used at Obuasi are longitudinal retreat stoping (“LRS”), and transverse open stoping (“TOS”). The blind upper stoping is a form of LRS or TOS used for partial sill pillar recovery.

Processing plants and other available facilities
All significant surface activities, including ore processing, environmental management and community engagement are carried out by Obuasi staff. Existing infrastructure includes a recently refurbished and upgraded 2.2Mtpa processing plant with flotation and bacterial oxidation ("BIOX"), extensive underground development, hoisting shafts and associated infrastructure, mine ventilation and refrigeration facilities, emergency standby power and water reticulation, office complexes, workshops, and company housing estates. Power is supplied to the mine by the Volta River Authority and Ghana Grid Company Limited (“GRIDCo”). There is a focus mine development plan supported by the existing infrastructure, and ongoing upgrades of critical underground infrastructure to sustain the operations. The mine can be accessed by paved road network from Kumasi and by road or chartered air transport from the capital, Accra. For the number of persons employed at the mine, refer to “Item 4B: Business Overview—Operating Performance—Africa Region”.

The “Property, Plant, and Equipment” as of 31 December 2022, including buildings and mine infrastructure, mining assets, decommissioning assets and assets under construction, had a carrying value of $1,009 million.

Mineral processing
The plant is configured for both conventional and flash flotation and BIOX treatment which is required for the refractory sulphide ore. The gravity gold recovery system is also integrated with Knelson concentrators and inline leach reactors.

Mineral Resource
Refer to the below table, prepared in accordance with Table 1 to Paragraph (D)(1) of Item 1304 of Regulation S-K, which summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Obuasi at the end of the fiscal year ended 31 December 2022, based on a gold price estimate of $1,750/oz for underground and $1,600 for open pit Mineral Resource. Refer to “—Material Assumptions for the Mineral Resource—Key Parameters” for additional information on cut-off grades and metallurgical recovery.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
as at 31 December 2022		million	g/t	tonnes	Moz
Obuasi	Measured	1.96	8.44	16.59	0.53
	Indicated	27.66	6.06	167.59	5.39
	Measured & Indicated	29.63	6.22	184.18	5.92
	Inferred	39.80	8.50	338.17	10.87
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.Property currently in a production stage.
4.Refer to “—Material Assumptions for the Mineral Resource—Key Parameters” for additional information on cut-off grades and metallurgical recovery.
5.Open pit based on a gold price of $1,600/oz, underground based on a gold price of $1,750/oz.

Year on year changes in Mineral Resource - Moz

as at 31 December 2022	Obuasi
Category	Measured	Indicated	Measured and Indicated total	Inferred
Previous Year	0.66	5.84	6.50	12.05
Depletion	—	—	—	—
Exploration	—	—	—	(0.06)
Methodology	0.02	0.28	0.30	(0.53)
Price	0.02	0.58	0.60	1.11
Cost	(0.17)	(0.97)	(1.14)	(1.31)
Geotechnical	—	—	—	—
Metallurgical	—	—	—	—
Acquisition / Disposal	—	—	—	—
Other	—	(0.33)	(0.33)	(0.37)
Current Year	0.53	5.39	5.92	10.87
Net Difference	(0.12)	(0.45)	(0.57)	(1.17)
% Difference	(19)	(8)	(9)	(10)
Notes:
All figures are expressed on an attributable basis unless otherwise indicated.

The decrease in Mineral Resource is mainly due to depletion attributed to mining from Sansu, and Blocks 8 and 10 and an increase in costs which resulted in higher cut-off grades as well as the sterilisation of stopes in the depletion process. The decrease was partially offset by model changes primarily from the inclusion of new drilling data from ongoing operational drilling activities and the increase in Mineral Resource price.

Material Assumptions for the Mineral Resource

Key Parameters

Obuasi	Unit	Underground
Costs
Mining cost	$/tonne mined	64.26-79.44(1)
Processing cost	$/tonne treated	42.57
G&A	$/tonne treated	21.96
Other Parameters
Royalties	%	3.0
MSO(2) optimising cut-off	g/t	3.43-3.75(1)
Mineral Resource cut-off grade	g/t	3.43-3.75(1)
Mineral Resource price	$/oz	1,600-1,750(3)(4)
Metallurgical Recovery Factor	%MetRF	87
Notes:
(1) Vary according to area.
(2) Datamine Mineable Shape Optimiser ("MSO").
(3) Open pit based on a gold price of $1,600/oz, Underground based on a gold price of $1,750/oz.
(4) AngloGold Ashanti has determined that there is no material change to the Mineral Resource reported in the 2021 Technical Report Summary for Obuasi (effective date: 31 December 2021) filed as Exhibit 19.15.5 hereto if this updated gold price is used (instead of $1,500, the gold price used to estimate the Mineral Resource in 2021).

Estimation
The estimation technique is ordinary kriging and the primary estimation unit size is 20m x 5m x 15m. This estimation unit size is representative of the underground mining units and is considered appropriate given the style of mineralisation and mining methods. Compositing by length is employed and the influence of extreme grades is restricted by grade capping. Sample spacing is highly variable across the deposit and ranges from 10m x 10m (for grade control areas) up to 200m x 200m (for exploration targets). However, for the Mineral Resource, the maximum extrapolation from data points is 100m. Any areas beyond this are not classified and are considered to be upside potential rather than Mineral Resource.

Mineral Reserve
Refer to the below table, prepared in accordance with Table 2 to Paragraph D(1) of Item 1304 of Regulation S-K, which summarises the gold Mineral Reserve for Obuasi at the end of the fiscal year ended 31 December 2022, based on a gold price estimate of $1,400/oz. Refer to “—Material Assumptions for the Mineral Reserve—Modifying factors and price estimates” for additional information on cut-off grades and metallurgical recovery.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
as at 31 December 2022		million	g/t	tonnes	Moz
Obuasi	Proven	4.47	9.55	42.73	1.37
	Probable	21.25	9.26	196.67	6.32
	Total	25.72	9.31	239.40	7.70
Notes:
1.Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.Property currently in a production stage.
4.Refer to “—Material Assumptions for the Mineral Reserve—Modifying factors and price estimates” for additional information on cut-off grades and metallurgical recovery.
5.Based on a gold price of $1,400/oz.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2022	Obuasi
Category	Proven	Probable	Total
Previous Year	1.19	7.08	8.26
Depletion	(0.23)	—	(0.23)
Exploration	—	(0.77)	(0.77)
Methodology	0.54	—	0.54
Price	0.11	1.49	1.60
Cost	(0.23)	(1.48)	(1.71)
Geotechnical	—	—	—
Metallurgical	—	—	—
Operational	—	—	—
Other	—	—	—
Acquisition / Disposal	—	—	—
Current Year	1.37	6.32	7.70
Net Difference	0.19	(0.75)	(0.57)
% Difference	16	(11)	(7)
Notes:
All figures are expressed on an attributable basis unless otherwise indicated.

The key changes were primarily associated with depletion, exploration, block model changes, and economic parameters. Depletion was mainly due to mining, while exploration changes were as a result of Mineral Resource drilling. This was offset by changes in the block model methodology involving estimation parameters, interpretations, classification and density. The economic factors that also influenced the changes to the Obuasi Mineral Reserve included an increased gold price assumption which was partially offset by an increase in mining cost and sustaining capital.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2022		Obuasi
Primary Commodity Price	$/oz	1400(1)
Cut-off grade	g/t	4.29-4.69(2)

as at 31 December 2022		Obuasi
Dilution	%	12-17(2)
Mining Recovery Factor	%MRF based on tonnes	95-98(2)
Mining Recovery Factor	%MRF based on g/t	100
Mine Call Factor	%MCF	100
Metallurgical Recovery Factor	%MetRF	87
Notes:
(1) AngloGold Ashanti has determined that there is no material change to the Mineral Reserve reported in the 2021 Technical Report Summary for Obuasi (effective date: 31 December 2021) filed as Exhibit 19.15.5 hereto if this updated gold price is used (instead of $1,200, the gold price used to estimate the Mineral Reserve in 2021).
(2) Vary according to area.

Estimation
The Mineral Reserve estimation considers mining criteria for the economic cut-off grade and minimum mining width for the anticipated mining method. All design and scheduling work is undertaken to an applicable level of detail by mine planning engineers in consultation with other technical specialists using Datamine Studio UGTM and Enhanced Production SchedulerTM ("EPS") software.

The cut-off grade parameters used include projected mining, processing, and general and administrative costs. A Mineral Reserve gold price of $1,400/oz was used. The cut-off grade also considers the metallurgical recovery factor (87 percent applied for all blocks), mining dilution and recovery, tonne-kilometre haulage cost from all blocks, as well as the backfill type.

Stopes are designed using the Datamine Mineable Shape Optimiser ("MSO") Software where the outputs are further optimised by manual edits. The stope shapes are generated at section intervals of 15m to 20m based on geotechnical guidance for each block. The MSO allows the class field to be assigned to each stope generated. The mine design is reviewed taking into consideration the updated stope shapes, existing development and future infrastructure need. A LOM plan is generated which considers fleet and infrastructure capacities. All mining blocks are designed for the LHOS mining method. The Mineral Reserve is reported from the LOM plan and only includes Measured and Indicated Mineral Resource.

Map showing Obuasi planned infrastructure and licences
Below is a map that shows the location, infrastructure and mining licence area for Obuasi. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

Licences
Mining
Mine Infrastructure
Pits
Plant
TSF
Waste Dumps
Underground Access
Ponds & Dams
Consolidated Operations Footprint
Roads
Main
Secondary
Airfield
Villages
N
to Kumasi
Amamon
Anyankyerem
Dadwen
Kyekyewere
Komfokrom
New Dokyiwa
Binsere
Ntonsua
Nyamso
Gausu
Bidiem
ETS
Wawase
Tutuka
TSAD
Adansi
Survey Hill
Biney Estates
Boete
CVS
Cote D'or
Coral Snake
Nhyiaso
Dankwa
Anyinam
Apitikokoo
KMS
KMVS
Justice
Old Chief
ODD
Anwona
CAT 300
GCS
KRS
Blackies
Odumase
Sansu
SNVS
Sansu
Sansu
Gyabunsu-Sibi
to Atekyem
Plant centroid co-ordinates
6°10'11"N, 1°41'16"W
0
1.5
3
4.5 Km

IDUAPRIEM
Property description
Iduapriem mine is wholly-owned and operated by AngloGold Ashanti and a production stage property. The mine is a multiple open pit operation that currently sources ore from the Block 3W, Block 5, Ajopa, and Blocks 7 and 8 pits.

Location
The mine is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. The Iduapriem mine is bordered to the north by Gold Fields Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited (a manganese mine in existence since the 1920s).

Mineralisation style
There are four recognised conglomerate reefs namely A, B, C and D, which are equivalent to the Tarkwaian Sub-basal, Basal (or Main), Middle (or West), and Breccia Reefs, respectively. The B and C Reefs are oligomictic and consist of well-sorted conglomerates and have been mined underground in some areas more than a century ago. The A and D Reefs have a lower gold tenor and are polymictic, containing both well-rounded and angular fragments. Gold is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit. The gold is fine-grained, particulate and free-milling.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Ghana—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Surface infrastructure associated with Iduapriem’s operation includes a primary crusher, overland conveyor, CIL processing plant next to the main office building, a TSF and four camp areas for contractors and company employees. Tarkwa town is also adjacent to the tenement. Power is supplied to the mine by the Volta River Authority and GRIDCo.

Mineral processing
The current processing plant treats free-milling material from open pit mining, by a conventional crush with a semi-autogenous ball milling circuit and cyanide leach. Iduapriem operates a two-stage crushing circuit consisting of a Metso Superior MKIII primary gyratory crusher and two GP550 gyratory crushers for secondary crushing. The Iduapriem treatment plant has two semi-autogenous grinding mills ("SAG mills") and two ball mills which run in two parallel circuits,each with a SAG mill and a ball mill. The second ball mill, a new thickener, a cluster of cyclones and a Knelson concentrator were commissioned in March 2009. In July 2017, three of the four leach tanks were converted into CIL tanks by introducing carbon into the each of the tanks with the installation of inter-tank screens and carbon recovery screens. Carbon for elution is harvested from one of the leach tanks to the acid wash column, and the carbon recovery screen underflow is pumped back to the leach tanks.

GUINEA

SIGUIRI

Property description
Siguiri is AngloGold Ashanti’s only operation in the Republic of Guinea. The mine is co-owned by AngloGold Ashanti (85 percent) and the government of Guinea (15 percent). The mine is a conventional open pit operation situated in the Siguiri district in the northeast of Guinea.

Siguiri is a production stage property, operated by AngloGold Ashanti. Gold-bearing ore is mined from several pits (generally three pits at any one time). Mining occurs primarily in Kami and Bidini pits in Block 1, as well as Saraya pit in Block 2. The pre-feasibility study level of work on the geotechnical design for Sanutinti pit is ongoing.

Location
Siguiri is located approximately 850km north-northeast of Conakry, 25km northwest of the town of Siguiri and 220km southeast of the Malian capital Bamako, near the Malian border.

Mineralisation style
Siguiri is situated in the northern part of the Siguiri Basin of Guinea, and is underlain by Lower Proterozoic rocks of the Birimian metasedimentary and volcano-sedimentary formations. Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region, although most of the known mineralisation is found in the central and more competent Fatoya Formation. In some deposits, the mineralisation shows strong lithological control and is preferentially developed in coarser-grained units with higher fracture or vein densities than fine-grained rocks. Mineralised veins are more intensely developed along major structural trends, with quartz-carbonate-sulphide veining developed along structures. Some of these structures have developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend instead of clearly defined continuous structures.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Guinea—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Siguiri includes a processing plant, a TSF, and other infrastructure such as a mine village, a water supply system, roads, power supply by on-site generators and communications systems. Additional infrastructure includes on-site offices, accommodation and workshops to support remote mining. Power to the mine is self-generated using heavy fuel oil.

The town of Siguiri can be accessed via a small airfield and a well-paved road that connects Siguiri to Bamako in the north and Kouroussa in the south. Access to the mine via roads and to Siguiri is easily passable through most of the year, although some secondary roads are seasonal with limited access during the wet season. While Siguiri encounters encroachment of villages onto, and artisanal and small-scale mining invasion in, its mining areas as well as increasing community demands and expectations, mitigation plans are in place to significantly reduce the impact of these issues.

Mineral processing
The mined ore is processed using a hybrid CIL circuit plant and can treat 50 percent hard ore post-commissioning of a new ball mill and three-stage crushing plant in 2019. Unit operations include comminution, leaching, carbon adsorption and desorption, smelting and tailings disposal. Further modification of three leach tanks to CIL tanks was carried out in the fourth quarter of 2020, giving a total of seven tanks in the hybrid circuit. The combination plant treats up to 50 percent fresh rock and 50 percent soft ore, with a total throughput of 11.4Mt per annum. The recovery of Bidini, which has been impacted by the presence of carbonaceous ore and the performance of the combination plant to achieve the required mill throughput and recovery, could have an impact on the economic extraction of the estimated Mineral Resource and Mineral Reserve until the plant stabilises. There are mitigation plans in place to address any TSF capacity issues and the mine is also doing further optimisation work.

TANZANIA

GEITA
For additional information, see the Technical Report Summary for Geita (effective date: 31 December 2022) filed as Exhibit 19.15.4 hereto.

Property description
Geita (“GGM”), one of AngloGold Ashanti’s flagship mines, is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposits are mined as a multiple open pit and underground operation, with ore production from Star and Comet, Nyankanga and Geita Hill underground mines, and from Nyamulilima open pit. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.2Mt.

GGM is wholly-owned and operated by AngloGold Ashanti. GGM currently has three underground mines (Star and Comet, Nyankanga and Geita Hill) and one open pit (Nyamulilima Cuts 1, 2 and 3) which is in production since 2021. The property is currently in a production stage.

Location
GGM is located approximately 1,200km from the main Tanzanian business centre of Dar es Salaam. It falls within the Lake Zone of northwestern Tanzania, approximately 120km west of Mwanza and 4km west of the town of Geita. The mining lease area falls within the Archaean Sukumaland Greenstone Belt of the Lake Victoria goldfields.

Mineralisation style
Geita is hosted in the Geita Greenstone Belt, which is a northern segment of the Sukumaland Greenstone Belt, located in the north-western part of the Tanzania Craton and south of Lake Victoria. Gold mineralisation occurred late in the tectonic history of the greenstone belt, synchronous with the development of brittle-ductile shear zones. Mineralisation is dominantly sulfide replacement of magnetite-rich layers in ironstone, with local replacement of ferromagnesian phases and magnetite in the diorite intrusions. Primary gold mineralisation is associated with the intersection of the brittle-ductile shear zones and pre-existing fold hinges, with higher grade concentrations associated with banded iron formation lithologies and with diorite dyke and sill contacts.

History
Gold mineralisation is reported to be first discovered in the Geita district in 1898 by a German prospector. A regional survey by a Kenyan company, Saragura Prospecting Syndicate, followed in 1930. The first mine was developed in 1934, and between 1936 and 1966, Geita was the largest gold mine in East Africa, producing 1Moz of gold from underground operations.

In 1996, Ashanti Goldfields Company Limited acquired the Geita tenure through the acquisition of Cluff Resources, and acquired the Kukuluma and Matandani in 1998 from Samax Resources Limited. In December 2000, Ashanti Goldfields Company Limited reached an agreement to sell a 50 percent interest in Geita to AngloGold Limited for $324 million. AngloGold Limited added its neighbouring Nyamulilima Hill deposits into the JV company. In 2004, the merger of AngloGold Limited and Ashanti Goldfields Company Limited resulted in the operation being wholly run by the combined company AngloGold Ashanti.

GGM commenced open pit mining in 1999, with open pit mining at Nyankanga between 1999 and 2020, at Geita Hill between 2001 and 2019, at Kukuluma and Matandani between 2002 and 2007, and at Star and Comet between 2007 and 2014. In 2015, a decision was taken to go underground at Star and Comet, and the underground development started in 2016. In 2017, the Nyankanga underground operation commenced and in 2020 the Geita Hill underground commenced and is scheduled to ramp up to full production by the end of 2023.

The Nyankanga open pit, the only remaining operating pit at the time, was mined to completion in September 2020. In April 2021, the Nyamulilima open pit commenced operations.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Tanzania—AngloGold Ashanti’s rights and permits”.

Mining method
Mining at Geita uses both open pit and underground mining methods. The Nyamulilima open pit commenced production in April 2021 and reached full production during 2022. Open pit mining is by conventional truck and shovel methods, where production mining equipment is operated by GGM with Capital Mining Services Tanzania Limited providing production and grade control drilling services, and Orica providing blasting and explosives services. Underground mining commenced at Star and Comet in 2016 and subsequently at Nyankanga in 2017, and most recently Geita Hill in 2020. Star and Comet underground has successfully transitioned to owner mining and the mining contractor African Underground Mining Services is used at Nyankanga and Geita Hill for underground development and stoping. The underground mining method is a combination of LOS and TOS. Cemented aggregate fill backfill is used at Nyankanga to fill the primary stopes and allows for the mining of secondary stopes. Ore is hauled from the Nyamulilima open pit (22km) and from Star and Comet (17km), Nyankanga (4km) and Geita Hill (2km) underground operations to the central run-of-mine ("ROM") pad by the Geita surface mining fleet.

Processing plants and other available facilities
Surface infrastructure associated with the overall Geita operation includes a 5.2Mtpa CIL processing plant, a TSF, a camp, an airstrip, open pit and underground workshops and offices, contractor yards, backfill plants and explosives suppliers. Power to the mine is self-generated at Geita's 40MW power plant using diesel generators, however, there is planned construction of a 33kV hydropower station by Tanzania Electric Supply Company Limited ("TANESCO"). The physical condition of the equipment, facilities, and infrastructure at GGM is generally considered to be in good working order. The mine has invested heavily in maintaining and upgrading its assets to ensure they remain reliable and efficient. The underground development of the mine has also been extensively developed, with the construction of a number of portals, declines and strategically placed development drives that access and further explore the gold-bearing ore. Overall, the GGM is a well-established operation implementing fit-for-purpose technologies once proven in the market. For the number of persons employed at the mine, refer to “Item 4B: Business Overview—Operating Performance—Africa Region”.

The “Property, Plant, and Equipment” as of 31 December 2022, including lease assets, buildings and mine infrastructure, mining assets, capitalised exploration costs, decommissioning assets, assets under construction and deferred stripping, had a carrying value of $418m.

Mineral processing
Geita’s ore processing method is a conventional CIL process with a throughput capacity of 5.2Mtpa. The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a SAG mill, a ball mill and 12 leach tanks. This is coupled with a gravity circuit using two Knelson concentrators. In planning the plant feed blend material, hardness grade, oxide and sulphide content are considered in order to optimise throughput and recovery.

Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (D)(1) of Item 1304 of Regulation S-K, summarises the gold Mineral Resource (exclusive of Mineral Reserve) for Geita at the end of the fiscal year ended 31 December 2022, based on a gold price estimate of $1,750/oz. Refer to “—Material Assumptions for the Mineral Resource—Key Parameters” for additional information on cut-off grades and metallurgical recovery.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
as at 31 December 2022		million	g/t	tonnes	Moz
Geita	Measured	1.80	4.15	7.50	0.24
	Indicated	40.32	2.03	81.96	2.63
	Measured & Indicated	42.12	2.12	89.45	2.88
	Inferred	36.21	2.64	95.71	3.08
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.Property currently in a production stage.
4.Refer to “—Material Assumptions for the Mineral Resource—Key Parameters” for additional information on cut-off grades and metallurgical recovery.
5.Based on a gold price of $1,750/oz.

Year on year changes in Mineral Resource - Moz

as at 31 December 2022	Geita
Category	Measured	Indicated	Measured and Indicated total	Inferred
Previous Year	0.21	1.87	2.08	3.26
Depletion	—	—	—	—
Exploration	0.02	0.09	0.11	0.12
Methodology	0.03	0.49	0.52	(0.57)
Price	0.01	0.17	0.18	0.19
Cost	(0.03)	0.19	0.16	0.07
Geotechnical	—	—	—	—
Metallurgical	—	0.02	0.02	0.02
Acquisition / Disposal	—	—	—	—
Other	—	(0.20)	(0.20)	—
Current Year	0.24	2.63	2.88	3.08
Net Difference	0.03	0.77	0.80	(0.18)
% Difference	16	41	38	(6)
Notes:
All figures are expressed on an attributable basis unless otherwise indicated.

The increase is largely as a result of exploration success due to accelerated drilling activities because of the planned reinvestment, and changes in methodology were as a result of revised estimation parameters, and refined ore wireframes. The increase in the Mineral Resource price and favourable cost reductions in open pit haulage, general and administrative expenses and new underground contract rates led to lower cut-off grades resulting in additional Mineral Resource, which was partially offset by depletion.

Material Assumptions for the Mineral Resource

Key Parameters

Geita	Unit	Open Pit
Costs
Ore mining cost	$/tonne mined	3.3
Waste mining cost	$/tonne mined	3.3
Material handling	$/tonne mined	2.03
Processing cost	$/tonne treated	18.63
G&A	$/tonne treated	8.43
Other Parameters
Metallurgical Recovery Factor	%MetRF	89
Slope angles	degree	55
Mineral Resource cut-off grade	g/t	0.65
Mineral Resource price	$/oz	1,750
Royalties	%	7.3

Geita	Unit	Underground
Costs
Production (Mining cost)	$/tonne ore mined	47.68-82.88(1)
Mine Services	$/tonne ore mined	21.97-25.78(1)
Processing cost	$/tonne treated	18.46-19.11(2)
Other Parameters
Mineral Resource cut-off grade	g/t	1.86-3.01(2)
Mineral Resource price	$/oz	1,750
Metallurgical Recovery Factor	%MetRF	70.4-91.4(1)
Royalties	%	7.3
Notes:
(1) Mining cost includes backfilling at Nyankanga, and material handling costs. (2) Variable according to area.
(3) %MetRF: Ridge 8, 70.4%, Star and Comet Cut 5, 80.4%, Star and Comet Cut 2, 88.3%, Star and Comet Cut 3, 88.4%,
           Geita Hill 87.2%, Nyankanga Block 5, 89.8%, Nyankanga Block 1, 2, 3 and 4, 91.4%.
(4) Datamine Mineable Shape Optimiser ("MSO").

Estimation
For the open pits, mineralisation boundaries for the individual deposits are defined from detailed logging of all geological drill holes. This information is validated and then geological wireframes are interpreted to create a 3D geological model. The geological model is subsequently used in conjunction with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into block models, and uniform conditioning ("UC") and localised uniform conditioning ("LUC") methods are used to generate a recoverable Mineral Resource block model, which estimates the proportion of ore that occurs above the Mineral Resource cut-off grade assuming a specified SMU. The open pit Mineral Resource is reported within a $1,750/oz optimised pit shell and above the calculated mineralised waste cut-off grade per pit.

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

Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (D)(1) of Item 1304 of Regulation S-K, summarises the gold Mineral Reserve for Geita at the end of the fiscal year ended 31 December 2022, based on a gold price estimate of $1,400/oz. Refer to “—Material Assumptions for the Mineral Reserve—Modifying factors and price estimates” for additional information on cut-off grades and metallurgical recovery.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
as at 31 December 2022		million	g/t	tonnes	Moz
Geita	Proven	9.54	1.02	9.70	0.31
	Probable	38.95	2.60	101.19	3.25
	Total	48.49	2.29	110.89	3.57
Notes:
1.Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.Property currently in a production stage.
4.Refer to “—Material Assumptions for the Mineral Reserve—Modifying factors and price estimates” for additional information on cut-off grades and metallurgical recovery.
5.Based on a gold price of $1,400/oz.

Year on year changes in Mineral Reserve - Moz

as at 31 December 2022	Geita
Category	Proven	Probable	Total
Previous Year	0.09	2.55	2.65
Depletion	(0.06)	(0.49)	(0.55)
Exploration	—	0.87	0.87
Methodology	—	—	—
Price	—	0.40	0.40
Cost	0.18	0.06	0.25
Geotechnical	—	—	—
Metallurgical	—	—	—
Operational	0.04	(0.10)	(0.06)
Other	0.06	(0.04)	0.02
Acquisition / Disposal	—	—	—
Current Year	0.31	3.25	3.57
Net Difference	0.22	0.70	0.92
% Difference	241	27	35
Notes:
All figures are expressed on an attributable basis unless otherwise indicated.

The increase is mainly due to ongoing exploration drilling success resulting in larger pit designs at Nyamulilima and in the first-time reporting of the Geita Hill underground Mineral Reserve based on a feasibility study currently being completed. An increase in the Mineral Reserve price and reduced costs mostly by reductions in hauling cost on surface and contractor rates is partially offset by depletion and operational changes.

Material Assumptions for the Mineral Reserve

Modifying factors and price estimates

as at 31 December 2022		Geita
Primary Commodity Price	$/oz	1,400
Cut-off grade	g/t	0.70(2)-4.20(3)
Stoping width	cm	450-2,500(3)
Dilution	%	11.6(2);10-17(3)
Resource Modification Factor	%RMF based on tonnes	99.5(2)-100(3)
Resource Modification Factor	%RMF based on g/t	93(2)-100(3)
Mining Recovery Factor	%MRF based on tonnes	86-100(1)
Mining Recovery Factor	%MRF based on g/t	86-100(1)
Mine Call Factor	%MCF	100
Metallurgical Recovery Factor	%MetRF	80.4-91.4(1)
Notes: (1) Vary according to rock type / area. (2) Open pit. (3) Underground.

Estimation
The Mineral Resource models are used as the basis for Mineral Reserve estimation. Input parameters for estimating the Mineral Reserve include gold price, mining dilution and recovery, geotechnical information, stay-in-business capital, operating costs, metallurgical recovery, processing capacity and mining equipment capacities.

Appropriate Mineral Reserve cut-off grades are applied and optimised pit shells are generated for the open pit sources. Pit designs are then done on selected shells and signed off by all relevant parties to ensure compliance to specifications. Underground designs are completed and evaluated. These designs are incorporated into the production and treatment scheduling stages to yield ore tonnes and grades. Financial evaluations are completed for production and treatment schedules to check the cash flow analysis from the estimated Mineral Reserve.

The Mineral Reserve for Geita's operating and prospective pits, as well as underground mine areas is estimated using updated economic factors, latest Mineral Resource models, geological, geotechnical, mining engineering and metallurgical parameters. Environmental, sociopolitical, legal and regulatory factors are also considered.

Map showing Geita planned infrastructure and licences
Below is a map that shows the location, infrastructure and mining license area for Geita. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
TSF
Waste Dumps
Raw Water Dam
Underground Access
Active
Planned
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary
Airfield
N
Matandani
Kukuluma
Chipaka
Mchauru
Nyakabale
Mugusu
Geita Hill East
Geita Hill West
Geita
Nyankanga
Kalondwa Hill
Selous
Nyamulilima
Star & Comet
Ridge 8
Samina
Mpomvu
Plant centroid co-ordinates
2°51'53"N, 32°11'12"W
0
1.5
3
6
Km

AMERICAS
The Americas region includes the mining jurisdictions Brazil and Argentina, in which AngloGold Ashanti has three operations. In Argentina, the Company has one mining operation: the Cerro Vanguardia Mine, co-owned by AngloGold Ashanti (92.5%) and Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz SE”) (7.5%). In Brazil, the Company has two mining operations: (i) the AngloGold Ashanti Córrego do Sítio Mineração operations (“AGA Mineração”) which include the Cuiabá, Lamego and Córrego do Sítio (“CdS”) mines, and (ii) Mineração Serra Grande (“Serra Grande”).

ARGENTINA

CERRO VANGUARDIA
Property description
Cerro Vanguardia, a production stage gold-silver operation, is the Company’s sole operation in Argentina. The mine is operated by Cerro Vanguardia S.A. ("CVSA"), which is a company formed by AngloGold Ashanti (92.5%) and Fomicruz SE, a state-owned company operating in the province of Santa Cruz (7.5%). The climate is semi-arid and although snow does occur, winter is mild and exploration activities are normally possible all year round. Cerro Vanguardia operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines located within the property and mined simultaneously. Cerro Vanguardia has been in operation for more than 20 years. Silver is produced as a by-product.

Location
Cerro Vanguardia is located in the Santa Cruz province, southern Patagonia, Argentina, approximately 110km north-northwest of the coastal town of Puerto San Julián. Access to the area is by aircraft from Buenos Aires to Comodoro Rivadavia (380km) or Rio Gallegos (510km) and then by road to the mine site.

Mineralisation style
Cerro Vanguardia is in the core of the 60,000km2 Deseado Massif, one of the most extensive volcanic complexes in southern Patagonia. The Deseado Massif is deposited over Paleozoic low-grade metamorphic basement rocks. The mineralisation is concentrated in steeply-dipping quartz veins that cut the flat-lying ignimbrites and volcanoclastic rocks. The Cerro Vanguardia district contains more than 100 gold and silver-bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km, of which 55 veins are currently known to contain economic gold and silver mineralisation. The veins at Cerro Vanguardia consist mainly of quartz and adularia and contain minor electrum, native gold, silver sulphides and native silver as fine-grained disseminations.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Infrastructure for Cerro Vanguardia is mostly located on-site. It includes a camp site with a capacity of 1,300 people, a Merrill Crowe plant, heap leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and sewage processing plant. Four natural gas power generators, fed by a 40km long pipeline, provide electricity to the operation. Natural gas is also used for heating. Mine office facilities are located in the main mining area.

Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local, single or multiple waste dumps. The TSF is located in and is contained by a natural depression.

Mineral processing
The metallurgical plant has a daily capacity estimated at 3,500tpd (1.2Mtpa), with gold and silver grade of around 4.25g/t and 120g/t, respectively. The plant comprises the following stages: crushing, milling, conventional leaching in tanks, counter current decant system in thickeners (“CCD circuit”), a CIL process, acid wash, elution, conventional Merrill Crowe process to recover gold and silver with metallic zinc, and a cyanide recovery plant ("Cyanisorb"). The tailings go directly to a conventional TSF, where there is also a reclaim water system for the plant.

In addition to the processing plant there is a heap leach pad, with an annual capacity of 1.5Mtpa, and gold and silver grades of around 0.7g/t and 20g/t, respectively. The pregnant solution from this process goes directly to the CCD circuit in the process plant and to the Merrill Crowe process for gold and silver recovery.

BRAZIL
AngloGold Ashanti’s operations in Brazil comprise AGA Mineração in the Quadrilátero Ferrífero, Minas Gerais state and Serra Grande in the Goiás state. AGA Mineração consists of several operations, namely Cuiabá, Lamego, and CdS.

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

AGA MINERAÇÃO
AGA Mineração encompasses mining operations at Cuiabá, Lamego and CdS. The AGA Mineração mining complex is located in southeastern Brazil in the state of Minas Gerais. Operations are 30km from the capital of the state (Belo Horizonte) in the case of Cuiabá and Lamego, and approximately 100km in the case of CdS.

AGA MINERAÇÃO - CÓRREGO DO SÍTIO
Property description
CdS is wholly-owned by AngloGold Ashanti. It has been in operation since 1989 and consists of multiple open pit (conventional bench mining) and underground mines (mainly using sub-level stoping). The property is currently in a production stage and operated by AGA Mineração.

Location
The CdS complex is located in the municipalities of Santa Bárbara and Barão de Cocais, that are located 100km east of the city of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil. These operations are included in an important mining district referred to as the Quadrilátero Ferrífero (Iron Quadrangle), the second biggest Brazilian area for the production of iron, gold and manganese.

Mineralisation style
The CdS gold deposit is located in the eastern part of the lower to middle greenschist facies of the Rio das Velhas Archaean, in the Iron Quadrangle region, on the southern margin of the São Francisco Craton in Brazil. CdS is an orogenic gold deposit hosted in intensely deformed clastic, volcanoclastic, carbonaceous schists and metagreywackes in an approximately 30km northeast-southwest striking shear zone. Hydrothermal alteration phases associated with the mineralisation are dominated by sericite and carbonate.

The CdS I, II and III, gold deposits and associated targets are located in a gold trend that extends for approximately 14km in a north-easterly direction, from Grota Funda (CdS I) in the south to Anomalia (CdS III) in the north, which developed in a compressional tectonic regime. Gold is associated with quartz and fine grained acicular arsenopyrite. The main gold targets and deposits are distributed over three trends, namely the CdS Trend and the Cristina Trend hosted in metasedimentary rocks, and the Donana Trend hosted in BIF.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
CdS infrastructure consists of the sulphide plant at CdS II (used to process refractory sulphide material), and the heap leach plant at CdS I (for oxide ore mined by open pit). The site also has an ore sorting plant, a TSF for the sulphide plant, a neutralised tailings deposit for the oxide material and numerous waste dumps for the open pit mines at CdS I. For further information on the regulatory framework governing TSFs in Brazil, see “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil”.

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

Mineral processing
There are two metallurgical plants at CdS: the heap leach plant for oxide ore and the sulphide plant. The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, pressure oxidation (POX autoclave), CIL extraction, elution, neutralisation, electrowinning and dry stack tailings. The sulphide plant and POX circuit have a capacity of 900ktpa. The heap leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electrowinning, with capacity of 860ktpa.

AGA MINERAÇÃO - CUIABÁ
Property description
Cuiabá is an underground operation (mainly using sub-level long hole open stoping), wholly-owned by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil known as the Iron Quadrangle. This region is an important producer of iron ore, manganese and gold in Brazil. The property is currently in a production stage and operated by AGA Mineração.

Location
Cuiabá is located 30km to the east of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil.

Mineralisation style
Cuiabá mine is located in the Iron Quadrangle, which is a geotectonic unit on the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, Cuiabá mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northeastern edge of the Iron Quadrangle. The mine lithostratigraphy consists of an intermediate metavolcanic sedimentary sequence of the greenstone belt type and is hosted in the Nova Lima Group at the bottom of the Rio das Velhas Supergroup.

Gold mineralisation is associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and fluid flow are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised, the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures. Mineralisation is hosted in the limbs of a fold system.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
The metallurgical plants (Cuiabá gold plant and Queiroz plant) are connected by an aerial ropeway and power to the mine is provided by a set of small hydropower plants (Rio de Peixe hydroelectric complex). Cuiabá mine has a shaft system (846m deep) for production and personnel transport, the current nominal airflow capacity for which is 1,035m3/s, of which 320m3/s are refrigerated. Tailings deposition is at one of four sites located at Cuiabá, Calcinados, Rapaunha and Cocuruto. Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil” for further information on the Company’s TSFs in Brazil. The Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and are directly connected to the Queiroz plant.

Mineral processing
Cuiabá and Lamego mines feed the Cuiabá gold (crushing, milling and flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 1.9Mtpa with a metallurgical recovery of 91.8 percent for the combined feed. At the Cuiabá gold plant, ore is crushed and milled followed by flotation and filtration to produce a concentrate (32 percent sulphur), which is transported by an aerial ropeway to Queiroz for further treatment. Approximately 30 percent of gold is recovered through a gravity circuit at the Cuiabá gold plant. The concentrate, transported by aerial ropeway, is received at the Queiroz plant which is located in Nova Lima and comprises the refractory ore circuit (from Cuiabá or

Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a carbon-in-pulp ("CIP") with Merrill Crowe circuits for further refining. The sulphide gas is captured for processing at the acid plant. Sulphuric acid is produced as a by-product.

AGA MINERAÇÃO - LAMEGO
Property description
Lamego is an underground operation (mainly using long hole stoping) that is wholly-owned by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil, known as the Iron Quadrangle. This region is an important producer of iron, manganese and gold in Brazil. The property is currently in a production stage and operated by AGA Mineração.

Location
Lamego is located 30km to the east of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil.

Mineralisation style
The Lamego mine is located in the Iron Quadrangle, which is a geotectonic unit at the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, the Lamego mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northern edge of the Iron Quadrangle.

Gold mineralisation is characterised by orebodies associated with two horizons of chemical sedimentary rocks: BIF and metachert, with shear zones containing abundant quartz veinlets. The proportions of these lithotypes vary substantially from one deposit to another. In the BIF, sulphide mineralisation is associated with gold, while in the metachert it is associated with quartz veins. The gold occurs either as native gold or in sulphides. Lamego has a similar rock assemblage to Cuiabá, but with higher structural complexity. The mineralised BIF is more structurally deformed and contains more silica when compared to Cuiabá, which reacted less with the hydrothermal fluid.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Lamego operates as a satellite mine to the Cuiabá mine. Ore is transported to surface via ramps where it is crushed, stockpiled and transported daily to the Cuiabá gold plant, where it is blended with Cuiabá ore on the ROM pad.

The two plants (Cuiabá gold plant and Queiroz plant) are connected by an aerial ropeway. Power to the mine is provided by a set of small hydropower plants (Rio de Peixe hydroelectric complex) and supplied by Cemig, a state-owned company. The Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and are directly connected to the Queiroz plant. Tailings deposition is at one of four sites located at Cuiabá, Calcinados, Rapaunha and Cocuruto. Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil” for further information on the Company’s TSFs in Brazil.

Lamego has a natural water supply system and a plant for water and sewage treatment.

Mineral processing
Cuiabá and Lamego mines feed the Cuiabá gold (crushing, milling and flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 1.9Mtpa with a metallurgical recovery of 91.8 percent for the combined feed. At the Cuiabá gold plant, ore is crushed and milled followed by flotation and filtration to produce a concentrate (32 percent sulphur), which is transported by an aerial ropeway to Queiroz for further treatment. Approximately 30 percent of gold is recovered through a gravity circuit at the Cuiabá gold plant. The concentrate, transported by aerial ropeway, is received at the Queiroz plant which is located in Nova Lima and comprises the refractory ore circuit (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP with Merrill Crowe circuits for further refining. The sulphide gas is captured for processing at the acid plant. Sulphuric acid is produced as a by-product.

SERRA GRANDE
Property description
Mineração Serra Grande ("MSG" or "Serra Grande") is wholly-owned and operated by AngloGold Ashanti and is located in the northwest of the state of Goiás, in central Brazil. It operates three underground mines (using sub-level stoping (bottom-up and top-down), cut-and-fill and room-and-pillar mining methods) and two open pit mines. The property is currently in a production stage.

Location
Serra Grande is located 5km south of the town of Crixás, 420km from the Brazilian capital, Brasília and approximately 350km from the state capital of Goiás, Goiánia. The employment of 1,120 persons in this largely rural area makes mining the principal economic activity in the region.

Mineralisation style
The Serra Grande gold deposit is an orogenic mesothermal deposit, associated with the development of shear zones that belong to the Upper Archaean Crixás Group. Gold mineralisation is associated with metasediments and metavolcanics from the Ribeirão das Antas and Rio Vermelho Formations respectively. The Crixás Greenstone Belt is surrounded by granitic gneiss terrains from the Ribeirão das Antas and Caiamar complexes and metasedimentary rocks from the Santa Terezinha Group, which is part of the Goiás magmatic arc. Mineralisation at Serra Grande is associated with quartz veins and massive to disseminated sulphides in metasedimentary, metavolcanoclastic and metabasalt rocks, with variable degrees of hydrothermal alteration developed over orogenic stacked thrust layers (duplexes).

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Serra Grande operates a single TSF, which will support the LOM production and has government environmental licensing in place. The water used in metallurgical processing comes from the underground mines. The state road GO-337 passes close to the operation providing access for logistics. The power for the mine is supplied and purchased in the open market (grid electricity) and diesel self-generation. Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil” for further information on the Company’s TSFs in Brazil.

Mineral processing
The metallurgical plant has the capacity to process 1.5Mtpa, combining CIL and gravimetric circuits. The ore is blended to feed the crushing circuit, which has a capacity of 4,500tpd. There are two mills in operation, and 20 leach tanks with a capacity of 4,800m3 divided between pre-liming and cyanidation stages. Approximately 45 percent of gold is captured in the parallel gravity circuit. The tailings are filtered and stacked in piles. The rest of the gold is recovered by the CIL process to form the doré that is sent to Nova Lima for refining. The total gold recovery is approximately 93.4 percent.

AUSTRALIA

AngloGold Ashanti operates two mines and has one new project in Western Australia.

Sunrise Dam, wholly-owned by AngloGold Ashanti, is located 205km north-northeast of Kalgoorlie and 55km south of Laverton.

Tropicana is a joint operation between AngloGold Ashanti (70 percent and the operator), and AFB Resources Pty Limited (30 percent), a subsidiary of Regis Resources Limited. Tropicana is located 200km east of Laverton and 330km east-northeast of Kalgoorlie in Western Australia.

The Butcher Well project is a joint venture between AngloGold Ashanti (70 percent) and Northern Star Resources Limited (“Northern Star Resources”) (30 percent). The project is managed by AngloGold Ashanti. Butcher Well is located 20km southwest of the Sunrise Dam mine and is considered to be a potential satellite operation.

SUNRISE DAM
Property description
Sunrise Dam is a production stage property with an active underground (using sub-level open stoping methods and narrow open-stoping methods) and open pit mine that is wholly-owned and operated by AngloGold Ashanti. AngloGold Ashanti conducts all brownfield exploration activities on the site and all tenements and permits are in good standing.

Location
Sunrise Dam is approximately 205km north-northeast of Kalgoorlie and 55km south of Laverton in Western Australia.

Mineralisation style
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

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
All required infrastructure is in place including a fully functional camp, process plant, tailings facility, gas pipeline, power plant and electrical reticulation, offices, airstrip and road system. The underground infrastructure caters for all ventilation and dewatering needs with provisions made in the budget for extensions and upgrades.

Mineral processing
Processing at Sunrise Dam is via a conventional three-stage crushing / two-stage milling, CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30 percent of the gold, with the CIL circuit, AcaciaTM reactor and Anglo American Research Laboratories ("AARL") elution used to recover the remainder. Electrowinning recovers gold from the Acacia reactor and is eluted to produce gold doré. Plant throughput at Sunrise Dam is approximately 4.1Mtpa.

BUTCHER WELL
Property description
Butcher Well is a joint venture between AngloGold Ashanti (70 percent) and Northern Star Resources (30 percent). Butcher Well encompasses two tenement packages, Butcher Well and Lake Carey, covering approximately 339.56km2. AngloGold Ashanti also holds a significant tenement package adjacent to the Northern Star joint venture properties.

The project is in the exploration stage in the early stages of study, with no Mineral Reserve declared. An Inferred Mineral Resource is stated, which has been the focus of a conceptual study. As the project is still in a concept study phase, no mining has taken place. Both open pit and underground mining options (using transverse longhole open stoping) are being explored.

Location
The Butcher Well project is located in the Laverton district of Western Australia, 20km southwest of AngloGold Ashanti's Sunrise Dam mine and 180km northeast of Kalgoorlie. Butcher Well is considered as a potential satellite operation to Sunrise Dam.

The Sunrise Dam airstrip is approximately 70km by road from the project, with a travel time of approximately 90 minutes on the road on the circumference of the southern part of Lake Carey. Lake Carey is a large salt lake that covers a part of the western project area,with Sunrise Dam located to the east of the lake and the Butcher Well project located on the western shore.

Mineralisation style
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

Processing plants and other available facilities
Power is likely to be generated on-site via diesel generators. Water can be sourced from the existing flooded pits or bores. Ore material will be trucked to Sunrise Dam via existing secondary roads.

Mineral processing
Ore from Butcher Well will be processed at AngloGold Ashanti's Sunrise Dam processing plant. Processing at Sunrise Dam is via a conventional three-stage crushing, two-stage milling CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30 percent of the gold, with the CIL circuit and AARL elution used to recover the remainder. Electrowinning recovers gold from the Acacia reactor and eluate to produce gold doré. Plant throughput at Sunrise Dam is 4.1Mtpa, and Butcher Well ore will supplement ore production from the Sunrise Dam underground mine to maintain the mill throughput.

TROPICANA
Property description
Tropicana mine is a currently operating gold mine, and is a production stage property. It produces gold bearing ore from a number of open pits named from north to south: Boston Shaker, Tropicana, Havana and Havana South, and from an underground mine beneath the Boston Shaker and Tropicana open pits. The project is a joint operation between AngloGold Ashanti (70 percent), as operator, and AFB Resources Pty Limited, a subsidiary of Regis Resources Limited (30 percent).

Location
Tropicana is located 330km northeast of Kalgoorlie and 200km east of Laverton, Western Australia.

Mineralisation style
The Tropicana deposit is hosted in an Archaen quartz-feldspathic gneiss within a major tectonic suture zone between the Yilgarn Craton and the Albany-Fraser Orogen. Mineralisation is associated with a strong hydrothermal alteration assemblege of biotite-sericite-pyrite, which post-dates peak graulite facies metamorphism. Gold is found within the pyrite.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
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

Mineral processing
The processing plant has a capacity of 9.3Mtpa. The crushing circuit consists of a primary gyratory crusher, feeding a set of secondary cone crushers and tertiary rolls crushers. A 14MW and 6MW ball mill in parallel completes the grinding circuit. A CIL circuit is used to extract the gold from the ore, and a standard AARL elution and recovery systems is used to form gold doré bars.

The power provider, Kalgoorlie Power Systems, has built a dedicated power station consisting of a combination of diesel and gas powered generators with a capacity of 48.5MW.

PROJECTS
The projects in Colombia form a significant contribution to AngloGold Ashanti’s Mineral Resource with the three projects: La Colosa, Minera de Cobre Quebradona ("Quebradona") and Gramalote, the latter of which is a joint operation between AngloGold Ashanti (50 percent) and B2Gold Corp. (“B2 Gold”) (50 percent). Mineral Reserve was declared for the first time at Quebradona in 2018.

During 2022, the Company's project team in the United States integrated the Mineral Resource resulting from AngloGold Ashanti's acquisitions of Corvus Gold Inc. (“Corvus Gold”) and Coeur Sterling, Inc. (“Coeur Sterling”) using the Company’s evaluation framework. AngloGold Ashanti acquired North Bullfrog and Mother Lode as part of the Corvus Gold acquisition in January 2022 and Sterling (which includes the Crown Block deposits of SNA, Secret Pass and Daisy) through the acquisition of Coeur Sterling in November 2022.

COLOMBIA
AngloGold Ashanti Colombia has three greenfields projects: Gramalote, La Colosa and Quebradona.

The Gramalote project is a joint operation between AngloGold Ashanti (50 percent) and B2Gold (50 percent). The project is managed by B2Gold. It is situated in the Department of Antioquia, 124km northeast of Medellín.

The La Colosa project is wholly-owned and managed by AngloGold Ashanti. It is located in the Department of Tolima, 150km west of Bogotá, and 30km west of the major town of Ibagué.

The Quebradona project is wholly-owned and managed by AngloGold Ashanti and comprises the Nuevo Chaquiro deposit, a significant copper-gold porphyry. The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60km southwest of Medellín.

GRAMALOTE
Property description
Gramalote is a joint operation between AngloGold Ashanti (50 percent) and B2Gold (50 percent), with B2Gold being the manager. The property is currently an exploration stage project, with no Mineral Reserve declared. Gramalote is a semi-massive, superficial low-grade gold deposit suitable to be mined as a conventional open pit truck and shovel operation.

Following the completion of a feasibility study optimised work in the second half of 2022, both joint operation partners determined that the Gramalote project does not meet their investment thresholds for development. Following a comprehensive review of the alternatives relating to the project, both parties have commenced a joint sales process for the project, which is currently ongoing.

Location
The Gramalote property is located near the towns of Providencia and San José del Nus within the municipality of San Roque in the Department of Antioquia in the northwest of Colombia. It is approximately 230km northwest of Bogotá and 124km northeast of Medellín, which is the capital of the Antioquia Department.

Mineralisation style
Gramalote is a pluton-related, mesothermal gold deposit genetically related to the host intrusion. The alteration and mineralisation are structurally controlled, restricted to small halos along veins, sheeted veins and stockwork arrays with sulphide content being less than five percent. There are three distinct mineral deposits: Gramalote Central, Monjas West (also referred to as Monjas) and Trinidad. These all have similar mineralisation and alteration styles, with vertical to sub-vertical mineralised zones extending from tens of metres to over 200m width, with variable strike lengths of up to 1km, and extending to depths of several hundred metres. Mineralisation is controlled by northeast to southwest trending strike-slip shear zones, north-northwest to south-southeast trending extensional shear zones and dilatational fractures. Gold mineralisation is associated with stockwork veining and in particular quartz with fine pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Key infrastructure planned includes: a TSF, waste rock facility, site water management, a creek diversion, roads and bridges, central workshop, offices and camp, and a process plant. Power is expected to be supplied from the national power grid some 25km away. Access is through a national road located less than 1km from the project.

Mineral processing
A range of treatment options for sulphide ore were investigated in previous studies, including whole ore leaching, heap leaching and a float leach process. The float leach process was selected as offering much better economics. Most of the metallurgical designs have been confirmed during the technical update to the feasibility study conducted during 2022. The process design is as follows:
•Processing by a semi-autogenous grinding stream treating approximately 11Mtpa of sulphide ore;
•Gold recovery post milling by flotation and concentrate leach; and
•Conventional tailings deposition.

LA COLOSA
Property description
La Colosa is wholly-owned and managed by AngloGold Ashanti. It is currently in force majeure due to delays in granting environmental permits by national and local environmental authorities and, as a result, the project remains on hold. La Colosa is an exploration stage project with no Mineral Reserve declared. However, open pit mining (with potentially some underground mining) is the preferred mining method.

The La Colosa project is currently at an early project stage and has identified a number of possible technical options all of which are capital intensive. The most recent one year grant of force majeure, during which time the specified timelines for completing the various phases of the mining project under the concession contract are suspended, will expire on 22 June 2023.

Location
The project is located 150km west of Bogotá, and 30km west of the major town of Ibagué, which is the capital of the Tolima Department. Ibagué is the location of local government entities monitoring the project.

Mineralisation style
La Colosa is a large porphyry Au deposit located on the eastern flank of the Central Cordillera of Colombia. Mineralisation is exposed on the surface. The La Colosa site contains an intrusive complex with two magmatic centers known as the La Colosa and San Antonio porphyry stocks, hosted by schistose country rocks. The complex is present over a map area of 3.5km2 and includes a series of porphyry intrusions with compositions ranging from diorite to tonalite. The predominant type of hydrothermal alteration in the early porphyries is moderately intense potassic alteration (secondary biotite+K-feldspar). Pyrite is the most abundant sulphide, followed by pyrrhotite, which is commonly found close to the contacts with the country rocks. Gold mineralisation at La Colosa occurs predominantly as native gold and electrum. Sub-microscopic gold has been observed in sulphides (pyrite, due to its abundance) and iron oxide (magnetite-hematite).

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Currently, the project has field infrastructure that supports access to the Mineral Resource with roads, accommodation, and office and surface infrastructure for pre-logging and organisation of the drilling core. There is a core shed facility in the city of Ibagué where geological and geotechnical logging was performed in the past.

Mineral processing
The project is currently at an early stage. However, flotation of sulphide ore is being considered as a treatment option.

QUEBRADONA
Property description
The Quebradona project is wholly-owned and managed by AngloGold Ashanti and comprises the Nuevo Chaquiro deposit, a significant copper-gold porphyry. The project was previously a joint venture between AngloGold Ashanti and B2Gold. It completed a conceptual study in 2016 as well as a pre-feasibility study in 2018, which supported first-time reporting of a Mineral Reserve. When B2Gold’s participation dropped below five percent during 2019, AngloGold Ashanti became the 100 percent owner and manager of the project. B2Gold will be entitled to a royalty equal to two percent of the net profit generated from the sale of any mineral product by the project.

Quebradona will be a copper mine with gold and silver as by-products and is at a development stage. The preferred mining method is sub-level caving to extract the mineral deposit from underground. While the permits for the construction and mining operation had been approved by the relevant mining authority (Secretaría de Minas de Antioquia), the national environmental authority (Autoridad Nacional de Licencias Ambientales or “ANLA”) archived AngloGold Ashanti's environmental licence application relating to the Quebradona project in November 2021. AngloGold Ashanti is in the process of preparing a new Environmental Impact Assessment for the Quebradona project to submit to ANLA in connection with its environmental licence application.

Location
The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 90km southwest (104km commute via the national highway) of Medellín, the capital of the Antioquia Department.

Mineralisation style
Five main targets have been identified in the exploration work, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela, and La Sola. Nuevo Chaquiro is the most advanced and the sole mineral deposit considered in the feasibility study and licensing process. Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of five known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011 with more than 75km of drilling. Quebradona will be a copper mine with gold and silver as by-products.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
The Quebradona project site is close to an existing national highway, as well as state and rural roads, and high or medium voltage power infrastructure. The planned underground infrastructure consists of twin adits to access the orebody and number of internal vertical ore passes that gravity feeds to the main ore transfer level. The material will be transferred to a centralised (underground) crusher by load and haul dump vehicles.

Crushed material will then be transferred downhill to surface via a 6km conveyor, through a dedicated adit to a single coarse ore stockpile.

Mineral processing
Feasibility study test work confirmed that the ore will be treated by a typical porphyry copper flotation circuit producing copper and gold concentrate from the processing of approximately 6.2Mtpa of underground ore over a 23-year operating period. Ore extracted from the sub-level cave is crushed underground where tramp metal is removed before loading onto the underground conveyor system for delivery to the surface processing coarse ore stockpile with a 24-hour live capacity (approximately 21,300t).

The feasibility study proposes a processing circuit that includes primary crushing underground, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger flotation for all elements (copper, gold, silver as well as pyrite), followed by regrinding of the concentrate and cleaning using a mix of column and mechanically agitated cells. The majority of the pyrite in the ore reports to the cleaner circuit tails and will be stored in a lined and eventually sealed impoundment within the TSF to avoid any potential acid rock drainage from the bulk high volume rougher tails. Molybdenum is present in the ore and is not planned for recovery in the initial stages of production.

UNITED STATES OF AMERICA (NEVADA)
All projects are exploration stage properties wholly-owned by AngloGold Ashanti. The Silicon project is located approximately 12km east of the town of Beatty in Nye County, Nevada, USA. The North Bullfrog project is located approximately 14km northwest of the town of Beatty. The Mother Lode project is located 10km east of the town of Beatty. The Secret Pass and Daisy deposits of the Sterling project are located 6km east of the town of Beatty. The remaining deposits of the Sterling project are located 14km southeast of the town of Beatty.

North Bullfrog and Mother Lode were acquired through the acquisition of Corvus Gold in January 2022. Sterling, which includes the Crown Block deposits of SNA, Secret Pass and Daisy, was acquired through the acquisition of Coeur Sterling in November 2022. The addition of the North Bullfrog project as well as the Mother Lode and Sterling projects into the AngloGold Ashanti North America portfolio, together with the Silicon project and other exploration targets, provides the opportunity to develop a world-class operational cluster within the Beatty district in Nevada.

The North Bullfrog project is the most advanced of AngloGold Ashanti’s exploration properties within the Beatty district, an area with a long history of gold mining. A first-time Mineral Resource at Silicon was declared in 2021. North Bullfrog, Mother Lode and Sterling declared Mineral Resource for the first time in 2022. The North Bullfrog project is currently progressing through a feasibility study, while the Silicon project is progressing through a pre-feasibility study.

NORTH BULLFROG
Property description
The North Bullfrog project is an exploration stage property wholly-owned and managed by AngloGold Ashanti. North Bullfrog is currently progressing through a feasibility study. The proposed mining method is conventional open pit mining. No Mineral Reserve has been declared at North Bullfrog.

An additional geotechnical study is underway for feasibility study level pit design slope recommendations. The blast fragmentation size is another area of opportunity to deliver improved value in heap leach ROM ore recovery. The mining rate is an area of notable opportunity, as are selectivity studies.

Further metallurgical testing will be needed during operation to ensure that ore is routed to the correct processing option. The study and definition of the unoxidised mineralised zones below the current mine plan are a significant opportunity and will add value if they are found to be sufficiently amenable to the process flowsheets available in the North Bullfrog project.

Location
The North Bullfrog project is located approximately 14km northwest of the town of Beatty in Nye County, Nevada, USA. The project is within the Bullfrog Hills subdistrict, of the Bullfrog Hills-Bare Mountains District.The Bullfrog Hills-Bare Mountains District is an historic mining centre that produced approximately 3Moz of gold and 4Moz of silver, primarily from the Barrick-owned Bullfrog pit.

Mineralisation style
The project lays within the Walker Lane mineral belt and the Southwestern Nevada Volcanic Field ("SWNVF"). The regional stratigraphy includes a basement of Late Proterozoic to Late Paleozoic metamorphic and sedimentary rocks. The North Bullfrog project is a combination of four mineralised deposits comprised of YellowJacket, Sierra Blanca, Jolly Jane, and Mayflower. The YellowJacket deposit is a very continuous high-grade vein within the moderate-grade stockwork mineralisation. The other three deposits are low to medium-grade.

Gold mineralisation at North Bullfrog is primarily hosted in the middle Miocene Sierra Blanca tuff. Two styles of precious metal epithermal mineralisation are present at the project: high-grade, structurally controlled fissure veins and associated stockwork zones, and low-grade disseminated or replacement deposits within altered volcanic rocks. Two district-scale north striking normal faults are the dominant structural features in the project area, but several smaller-scale faults between them are important controls for distribution of hydrothermal alteration and gold mineralisation.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—United States of America (Nevada)—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Currently, there is minimal infrastructure on-site, as it is an exploration area. Current access roads are unsealed and will require upgrading prior to commencing the project. The North Bullfrog project is in Nevada, which has several large mining operations currently in production, and as such provides access to all required major mining and processing equipment. The transport infrastructure in Nevada is very well established and maintained.

The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

Mineral processing
Processing will include heap leaching of lower grade oxide ores that have demonstrated amenability to this process during metallurgical characterisation programs. Higher grade material containing some coarse gold will be processed in a mill. The leached tails from the mill will be dewatered and combined with heap leach material delivered from the mine.

SILICON
Property description
The Silicon project is an exploration stage property wholly-owned and managed by AngloGold Ashanti. Mineral Resource conversion drilling was a focus during 2022, which supported an ongoing pre-feasibility study. The nature of the Silicon mineralisation lends itself to conventional large scale open pit mining. No Mineral Reserve has been declared at Silicon.

Location
The Silicon project is located approximately 12km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains subdistrict, of the Bullfrog Hills-Bare Mountains District.

Mineralisation style
The project resides within the southern extension of the Walker Lane trend and overlies the far-western margins of the SWNVF. The main mineralisation event occurred at approximately 11.6Ma in the hiatus between large scale ignimbrite events, in apparent association with rhyolitic volcanism. There is a strong structural control to the higher-grade mineralisation, with it being centred on the Silicon-Tramway faults. Lower-grade disseminated gold mineralisation is hosted in a rhyolite flow ascribed to the rhyolite of Picture Rock. Actual gold deposition appears to have occurred under less acidic and low to intermediate sulphidation conditions. Mineralisation at Silicon exhibits a strong vertical control and is strongly associated with the emplacement of hydrothermal breccias and banded epithermal veins. Pre-existing subvertical faults, particularly centred on the Silicon-Tramway fault system, strongly controlled the emplacement of the quartz ± pyrite veinlet zones. Disseminated adularia-quartz-pyrite mineralisation is a second-order stratigraphic feature and is closely associated with a favourable lava flow unit within the approximately 14Ma rhyolite of Picture Rock.

Legal aspects and tenure

Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—United States of America (Nevada)—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
The Silicon project area currently has minimal infrastructure on site, as it is an exploration area. Current access roads are unsealed and will require upgrading prior to commencing the project. The scope of the Silicon project is similar to several large mining operations currently in production, and existing suppliers are well established in Nevada to support mining and processing operations. The transport infrastructure in Nevada is very well established and maintained.

The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

Mineral processing
Mineralised rock from the Silicon project will be processed on heap leach pads. Material found to be amenable to leaching at coarse sizes will be delivered directly to the pad from the mine for leaching (ROM heap leaching). Deeper, less weathered mineralised rock that was found to be more sensitive to the particle size will be crushed as needed to improve the production from the leach facility.

MOTHER LODE
Property description
The Mother Lode project is an exploration stage property wholly-owned and managed by AngloGold Ashanti. A preliminary economic assessment was completed by Corvus Gold in 2020, resulting in the declaration of a Mineral Resource. AngloGold Ashanti acquired Corvus Gold in January 2022. The Mother Lode gold deposits contain mineralisation at or near the surface that is suitable for open pit mining methods. No Mineral Reserve has been declared at Mother Lode.

Location
The Mother Lode project is located approximately 10km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains subdistrict, of the Bullfrog Hills-Bare Mountains District.

Mineralisation style
The project lies within the Walker Lane mineral belt and the SWNVF. Mother Lode is characterised as a sediment, intrusive and locally volcanic-hosted disseminated gold deposit. Mineralisation most closely resembles Carlin-type sediment-hosted gold deposits of north-central Nevada. Mother Lode consists of structurally and stratigraphically-controlled disseminated gold mineralisation hosted primarily in rhyolite porphyry dykes, sedimentary rocks of Joshua Hollow, and to a lesser degree, Paleozoic sedimentary rocks. The primary structural control feeding mineralisation at Mother Lode is a series of north-trending, 50° to 70° west-dipping rhyolite dyke-filled structures. Mineralisation is both semi-tabular and highly irregular as fluids ascended along dyke-filled structures in the underlying Paleozoic rocks through the Tertiary unconformity and expanded upward into the Tertiary section. Mineralising fluids appear to have bled out laterally away from mineralised dykes into favourable permeable lithologies and secondary structures.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—United States of America (Nevada)—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
The Mother Lode project area currently has minimal infrastructure on-site, as it is an exploration area with a reclaimed overburden facility and a small open pit. Current access roads are unsealed and will require upgrading prior to commencing the project. The Mother Lode project is in Nevada, which has several large mining operations currently in production, and as such provides access to all required major mining and processing equipment. The transport infrastructure in Nevada is very well established and maintained.

The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

Mineral processing
Previous operations included crushing and heap leaching of oxide ores from the Mother Lode pit. Mineralised material from the expanded pit will be processed either without crushing on a heap leach pad (oxidised material) or in a mill using agitated tank bio-oxidation and cyanidation (sulphide). Although the sulphide mineral samples responded well to this method, additional work will need to be done to ensure that bio-oxidation is the most appropriate pre-oxidation process for this project.

STERLING
Property description
The Sterling project is an exploration stage property, wholly-owned and managed by AngloGold Ashanti. In November 2022, AngloGold Ashanti acquired the Sterling project through its acquisition of Coeur Sterling. The Sterling project includes the Crown Block deposits of SNA, Secret Pass and Daisy, and the tenements surrounding the properties. The elevation of the operation is around 1,200m, on the lower, eastern slopes of Bare Mountain. The local terrain is characterised by rounded or craggy ridges separated by ephemeral washes. The northern “Crown” strip comprises the general area of Fluorspar Canyon. No Mineral Reserve has been declared at Sterling.

Open pit mining of the Sterling mine deposit began in 1980 and continued until 1989. Underground mining began in 1980 and proceeded until mid-1997 when market conditions impacted profitability. The Crown deposits contain mineralisation at or near the surface that is suitable for open pit mining methods.

The Mineral Resource is based on estimates that contain inherent risk and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analyses. Based on uncertainty due to geological interpretation from widespread drill hole information, an Inferred Mineral Resource confidence was applied to all of the Sterling Mineral Resource. Further Mineral Resource drilling and appropriate analyses will be required to upgrade the confidence to an Indicated Mineral Resource.

Location
The Sterling property is situated in southern Nye County, Nevada, near the town of Beatty, about 185 km northwest of Las Vegas. The project is within the Bare Mountains subdistrict, of the Bullfrog Hills-Bare Mountains District. The Secret Pass and Daisy deposits of the Sterling project are located 6km east of the town of Beatty. The remaining deposits of the Sterling project are located 14km southeast of the town of Beatty.

Mineralisation style
The Sterling deposits are characterised as either epithermal deposits (Secret Pass) like the North Bullfrog and Silicon deposits or Carlin type deposits (Daisy, Sterling and SNA). The Carlin-type deposits are sediment-hosted, disseminated precious metal deposits, found in the Great Basin province of eastern Nevada which formed during profound crustal extension and high heat flow beginning in the mid-Tertiary (approximately 35Ma to 40Ma).

Sterling is typical of sediment-hosted, disseminated precious metal deposits also termed Carlin-type deposits. Gold occurs in the rims of microscopic arsenian pyrite grains. Significant mineralisation occurs in:
•Gouge or breccia in the Reudy Fault zone and locally along the dyke margin;
•Adjacent to the fault (on both sides) in Bonanza King silty dolostone or dolostone, and to a lesser degree in underlying Carrara silty limestone or limestone (proximity to the Reudy Fault is not requisite for mineralisation); and
•In hydrothermal breccias derived from the above lithologies.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—United States of America (Nevada)—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Sterling is accessible by road from Las Vegas, a distance of 185km via U.S. Highway 95. A good secondary, 13km long gravel road turns off the north side of the highway at mile 45.9, 24km southeast of the town of Beatty. The gravel road is maintained by Nye County and Sterling personnel. Las Vegas is the nearest major airport. Mine buildings consist of several trailers used for office work, geological research and logging, sample preparation (during mining), and personnel facilities. A large steel container is used to securely store 144 Zone drill core, pulps, and rejects. There is also a large mechanical shop for on-site maintenance of equipment and vehicles. Electrical power is provided by a generator on-site. The mine has no living quarters or canteen and is currently on care and maintenance.

The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

Mineral processing
Previous processing included heap leaching the oxidised Sterling mine ore. After mine production ceased, the heap leach pad continued to be turned over until October 2001, with additional ore from a low-grade stockpile added in early 2001. Gold recovery continued until August 2002 when a final strip was carried out. Mineralised material from the Crown deposits will be processed either without crushing on a heap leach pad (oxidised material) or in a mill using agitated tank bio-oxidation and cyanidation (sulphide).

MINERAL RESOURCE AND MINERAL RESERVE

In October 2018, the United States Securities and Exchange Commission (“SEC”) adopted Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (“Regulation S-K 1300”), along with amendments to related rules and guidance, in order to modernise the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations were required to comply with the final rules of Regulation S-K 1300 for the first fiscal year beginning on or after 1 January 2021. Accordingly, this is the second fiscal year in which the Company is providing disclosure in compliance with Regulation S-K 1300.

Mineral Resource and Mineral Reserve are estimates that contain inherent risk and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with AngloGold Ashanti’s mining properties, see “Item 3D: Risk Factors".

Price assumptions
The Mineral Resource and Mineral Reserve are based on the use of reasonable economic assumptions which provide a reasonable basis for establishing the reasonable prospects of economic extraction for the Mineral Resource, and for establishing the expected price for the Mineral Reserve. These economic assumptions, which include long-range commodity price, exchange rate forecasts and management estimates using a range of techniques including historic price averages, are prepared in-house and reviewed annually. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into its strategy of including a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

Gold price
The following gold prices were used as the basis for estimation, unless otherwise stated:

		Local prices of gold(1)
	Gold price(1)	Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
Mineral Reserve
2022	1,400	1,919	7,830	208,000	4,261,380
2021	1,200	1,633	6,182	134,452	3,849,000
Mineral Resource
2022	1,750	2,416	9,401	253,500	6,076,725
2021	1,500	2,072	7,940	173,065	5,336,250

Copper price
The following copper prices(2) were used as the basis for estimation, unless otherwise stated:

	Copper price(1)(2)	Local price of copper(1)(2)
	$/lb	COP/lb
Mineral Reserve
2022	2.90	9,302
2021	2.90	9,302
Mineral Resource
2022	3.50	12,451
2021	3.50	12,451

Notes:
(1) Considered over the period 2012 to 2022.
(2) Only applicable to the Quebradona project.

The Mineral Resource, as reported, is exclusive(1) of the Mineral Reserve component. Mineral Resource and Mineral Reserve estimates are reported as at 31 December 2022 and are net of 2022 production depletion.

MINERAL RESOURCE

Gold

The AngloGold Ashanti gold Measured and Indicated Mineral Resource (exclusive of Mineral Reserve(*)) increased from 51.7Moz as at 31 December 2021 to 60.6Moz as at 31 December 2022. The net increase of 8.8Moz for Measured and Indicated Mineral Resource includes 3.6Moz in relation to the first-time reporting of the Mineral Resource for North Bullfrog and Mother Lode (following the Corvus Gold acquisition). Increases due to changes in economic assumptions of 1.3Moz, and exploration and modelling changes of 6.6Moz were partially offset by other factors of 2.7Moz.

The AngloGold Ashanti gold Inferred Mineral Resource (exclusive of Mineral Reserve(*)) decreased from 42.3Moz as at 31 December 2021 to 40.8Moz as at 31 December 2022. The net decrease of 1.6Moz for Inferred Mineral Resource includes decreases due to exploration and modelling changes of 3.1Moz and other factors of 1.3Moz. This decrease was partially offset by an increase of 1.5Moz in relation to the first-time reporting of the Mineral Resource for North Bullfrog, Mother Lode and Sterling (following the Corvus Gold and Coeur Sterling acquisitions), and changes in economic assumptions of 1.3Moz.

The Mineral Resource was estimated using a gold price of $1,750/oz, unless otherwise stated (2021: $1,500/oz). Refer to the below table, prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K.

Copper

The AngloGold Ashanti copper Mineral Resource (exclusive of Mineral Reserve(*)) remained unchanged at 1.32Mt (2,902Mlb) Measured and Indicated Mineral Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource as at 31 December 2022 as compared to 31 December 2021, as a feasibility study optimisation is still ongoing and no additional exploration has been completed at Quebradona. The Mineral Resource was estimated at a copper price of $3.50/lb, unless otherwise stated (2021: $3.50/lb). Refer to the below table, prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K.

MINERAL RESERVE

Gold

The AngloGold Ashanti gold Mineral Reserve increased from 28.1Moz as at 31 December 2021 to 28.8Moz as at 31 December 2022. This excludes Gramalote, as the joint operation partner has decided not to publish the Mineral Reserve. This annual net increase of 0.7Moz includes additions due to exploration and modelling changes of 2.9Moz and changes in economic assumptions of 1.0Moz. This increase was partially offset by depletion of 2.9Moz and reductions due to other factors of 0.3Moz. The Mineral Reserve was estimated using a gold price of $1,400/oz, unless otherwise stated (2021: $1,200/oz). Refer to the below table, prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K.

Copper

The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) as at 31 December 2022 as compared to 31 December 2021, as a feasibility study optimisation is still ongoing and no additional exploration has been completed at Quebradona. The Mineral Reserve was estimated at a copper price of $2.90/lb, unless otherwise stated (2021: $2.90/lb). Refer to the below table, prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K.

Notes:
(*) The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the Inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

The below table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource(1) (exclusive of Mineral Reserve) for gold at the end of the fiscal year ended 31 December 2022, based on an estimated gold price of $1,750/oz, unless otherwise stated.

Mineral Resource (1)	Measured				Indicated				Measured and Indicated Total				Inferred
Gold	Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold
as at 31 December 2022	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	11.14	4.23	47.19	1.52	259.42	1.93	499.44	16.06	270.57	2.02	546.63	17.57	201.72	3.01	607.95	19.55
Democratic Republic of the Congo	7.22	3.18	22.97	0.74	22.15	2.64	58.44	1.88	29.37	2.77	81.41	2.62	13.16	2.61	34.43	1.11
Kibali (45%)(2)(9)(13)	7.22	3.18	22.97	0.74	22.15	2.64	58.44	1.88	29.37	2.77	81.41	2.62	13.16	2.61	34.43	1.11
Ghana	2.12	7.89	16.72	0.54	82.17	2.94	241.81	7.77	84.28	3.07	258.53	8.31	73.25	5.27	385.68	12.40
Iduapriem(13)	0.15	0.89	0.14	—	54.50	1.36	74.21	2.39	54.66	1.36	74.35	2.39	33.45	1.42	47.52	1.53
Obuasi(13)(14)	1.96	8.44	16.59	0.53	27.66	6.06	167.59	5.39	29.63	6.22	184.18	5.92	39.80	8.50	338.17	10.87
Guinea	—	—	—	—	114.79	1.02	117.24	3.77	114.79	1.02	117.24	3.77	79.10	1.16	92.13	2.96
Siguiri (85%)(2)(13)	—	—	—	—	114.79	1.02	117.24	3.77	114.79	1.02	117.24	3.77	79.10	1.16	92.13	2.96
Tanzania	1.80	4.15	7.50	0.24	40.32	2.03	81.96	2.63	42.12	2.12	89.45	2.88	36.21	2.64	95.71	3.08
Geita(13)	1.80	4.15	7.50	0.24	40.32	2.03	81.96	2.63	42.12	2.12	89.45	2.88	36.21	2.64	95.71	3.08
Americas Region	16.88	4.20	70.94	2.28	41.41	2.77	114.85	3.69	58.29	3.19	185.78	5.97	61.85	3.57	220.98	7.10
Argentina	4.82	2.88	13.89	0.45	17.49	2.23	39.09	1.26	22.31	2.37	52.98	1.70	5.00	2.35	11.74	0.38
Cerro Vanguardia (92.5%)(2)(4)(13)	4.82	2.88	13.89	0.45	17.49	2.23	39.09	1.26	22.31	2.37	52.98	1.70	5.00	2.35	11.74	0.38
Brazil	12.06	4.73	57.05	1.83	23.92	3.17	75.76	2.44	35.98	3.69	132.80	4.27	56.85	3.68	209.24	6.73
AGA Mineração - Córrego do Sítio(13)	3.07	3.31	10.18	0.33	7.92	3.19	25.24	0.81	10.99	3.22	35.42	1.14	20.46	3.94	80.63	2.59
AGA Mineração - Cuiabá(5)(13)	4.17	7.66	31.96	1.03	2.73	5.83	15.93	0.51	6.91	6.93	47.89	1.54	12.56	4.95	62.20	2.00
AGA Mineração - Lamego(5)(13)	1.18	2.92	3.44	0.11	3.05	1.98	6.05	0.19	4.23	2.24	9.49	0.31	4.56	2.12	9.65	0.31
Serra Grande(13)	3.63	3.15	11.46	0.37	10.21	2.79	28.54	0.92	13.85	2.89	40.01	1.29	19.26	2.95	56.76	1.82
Australia Region	38.85	1.44	55.96	1.80	30.58	1.58	48.40	1.56	69.44	1.50	104.36	3.36	55.36	2.25	124.79	4.01
Sunrise Dam(13)	20.31	1.64	33.27	1.07	22.79	1.56	35.60	1.14	43.09	1.60	68.87	2.21	29.28	2.02	59.19	1.90
Butcher Well (70%)(2)(11)	—	—	—	—	—	—	—	—	—	—	—	—	3.06	3.49	10.67	0.34
Tropicana (70%)(2)(13)	18.55	1.22	22.69	0.73	7.79	1.64	12.80	0.41	26.34	1.35	35.49	1.14	23.02	2.39	54.93	1.77
Projects	98.19	0.40	38.96	1.25	1,311.77	0.77	1,007.67	32.40	1,409.96	0.74	1,046.63	33.65	682.59	0.46	314.29	10.10
Colombia	45.15	0.37	16.93	0.54	1,071.76	0.78	838.58	26.96	1,116.91	0.77	855.51	27.51	558.94	0.44	244.17	7.85
Gramalote (50%)(2)(10)(11)	—	—	—	—	89.36	0.70	62.38	2.01	89.36	0.70	62.38	2.01	35.11	0.53	18.67	0.60
La Colosa(7)(11)	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona(4)(6)(8)(12)	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	53.04	0.42	22.04	0.71	240.01	0.70	169.09	5.44	293.05	0.65	191.12	6.14	123.65	0.57	70.13	2.25
North Bullfrog(4)(11)	28.71	0.24	6.77	0.22	82.54	0.37	30.18	0.97	111.25	0.33	36.95	1.19	44.35	0.25	11.07	0.36
Silicon(4)(11)	—	—	—	—	121.56	0.87	105.90	3.40	121.56	0.87	105.90	3.40	36.03	0.70	25.23	0.81
Mother Lode(4)(8)(11)	24.33	0.63	15.26	0.49	35.91	0.92	33.01	1.06	60.24	0.80	48.28	1.55	9.86	0.55	5.39	0.17
Sterling(11)(15)	—	—	—	—	—	—	—	—	—	—	—	—	33.41	0.85	28.43	0.91
AngloGold Ashanti Total	165.06	1.29	213.05	6.85	1,643.18	1.02	1,670.35	53.70	1,808.25	1.04	1,883.40	60.55	1,001.52	1.27	1,268.02	40.77

Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year will be detailed for material properties, if applicable. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”)
is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. (2) Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.
(4) The inclusive Mineral Resource contains 81.7Moz of silver for Cerro Vanguardia; 92.9Moz of silver for Quebradona; 6.0Moz of silver for North Bullfrog;
17.8Moz of silver for Silicon and 1.9Moz of silver for Mother Lode as a by-product.
(5) The inclusive Mineral Resource contains 1.60 million tonnes of sulphur as a by-product for AGA Mineração - Cuiabá and Lamego.
(6) The inclusive Mineral Resource contains 89.3 kilotonnes of molybdenum as a potential by-product.
(7) Based on a gold price of $1,400/oz.
(8) Based on a gold price of $1,500/oz.
(9) Operated by Barrick Gold Corporation ("Barrick"). AngloGold Ashanti has recognised that in preparing this annual report, the Qualified Persons have, relied on information provided by Barrick. Based on a gold price of $1,700/oz. (10) Managed by B2Gold Corp. Based on a gold price of $1,800/oz.
(11) Property currently in an exploration stage.
(12) Property currently in a development stage.
(13) Property currently in a production stage.
(14) Open pit based on a gold price of $1,600/oz.
(15) Based on a gold price of $1,700/oz.

The below table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource(1) (exclusive of Mineral Reserve) for copper at the end of the fiscal year ended 31 December 2022, based on an estimated copper price of $3.50/lb, unless otherwise stated.

Mineral Resource (1)	Measured				Indicated				Measured and Indicated Total				Inferred
Copper	Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper
as at 31 December 2022	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Americas Region	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Colombia	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Quebradona(3)(4)(5)	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti Total	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds. (1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”)
is defined as the Inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) The inclusive Mineral Resource contains 92.9Moz of silver as a by-product.
(4) The inclusive Mineral Resource contains 89.3 kilotonnes of molybdenum as a potential by-product.
(5) Property currently in a development stage.

The below table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for gold at the end of the fiscal year ended 31 December 2022, based on an estimated gold price of $1,400/oz, unless otherwise stated.

Mineral Reserve	Proven				Probable				Total Mineral Reserve
Gold	Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold
as at 31 December 2022	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	50.54	2.37	120.00	3.86	213.89	2.43	520.44	16.73	264.43	2.42	640.45	20.59
Democratic Republic of the Congo	14.49	3.47	50.33	1.62	29.17	3.15	91.86	2.95	43.67	3.26	142.19	4.57
Kibali (45%)(1)(5)(8)	14.49	3.47	50.33	1.62	29.17	3.15	91.86	2.95	43.67	3.26	142.19	4.57
Ghana	11.31	4.42	50.03	1.61	70.08	3.78	264.67	8.51	81.39	3.87	314.70	10.12
Iduapriem(8)	6.84	1.07	7.30	0.23	48.83	1.39	68.00	2.19	55.67	1.35	75.30	2.42
Obuasi(8)	4.47	9.55	42.73	1.37	21.25	9.26	196.67	6.32	25.72	9.31	239.40	7.70
Guinea	15.20	0.65	9.95	0.32	75.68	0.83	62.72	2.02	90.88	0.80	72.67	2.34
Siguiri (85%)(1)(8)	15.20	0.65	9.95	0.32	75.68	0.83	62.72	2.02	90.88	0.80	72.67	2.34
Tanzania	9.54	1.02	9.70	0.31	38.95	2.60	101.19	3.25	48.49	2.29	110.89	3.57
Geita(8)	9.54	1.02	9.70	0.31	38.95	2.60	101.19	3.25	48.49	2.29	110.89	3.57
Americas Region	8.16	3.39	27.64	0.89	23.64	2.79	65.88	2.12	31.80	2.94	93.53	3.01
Argentina	2.22	3.20	7.11	0.23	9.16	1.75	16.00	0.51	11.38	2.03	23.11	0.74
Cerro Vanguardia (92.5%)(1)(3)(8)	2.22	3.20	7.11	0.23	9.16	1.75	16.00	0.51	11.38	2.03	23.11	0.74
Brazil	5.93	3.46	20.54	0.66	14.48	3.44	49.88	1.60	20.41	3.45	70.41	2.26
AGA Mineração - Córrego do Sítio(8)	1.17	2.95	3.44	0.11	2.21	4.32	9.53	0.31	3.37	3.84	12.97	0.42
AGA Mineração - Cuiabá(4)(8)	2.37	4.57	10.82	0.35	5.99	4.22	25.28	0.81	8.35	4.32	36.11	1.16
AGA Mineração - Lamego(4)(8)	0.35	2.54	0.89	0.03	1.18	2.71	3.20	0.10	1.53	2.67	4.10	0.13
Serra Grande(8)	2.05	2.63	5.38	0.17	5.10	2.32	11.86	0.38	7.15	2.41	17.24	0.55
Australia Region	21.96	1.54	33.88	1.09	22.30	2.15	47.88	1.54	44.26	1.85	81.76	2.63
Sunrise Dam(8)	12.02	1.51	18.17	0.58	6.55	2.72	17.83	0.57	18.57	1.94	36.00	1.16
Tropicana (70%)(1)(8)	9.94	1.58	15.71	0.51	15.74	1.91	30.05	0.97	25.69	1.78	45.76	1.47
Projects	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
Colombia	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
Quebradona(3)(6)(7)	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
AngloGold Ashanti Total	80.66	2.25	181.53	5.84	379.84	1.88	715.03	22.99	460.49	1.95	896.56	28.83

Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year will be detailed for material properties, if applicable. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
(1) Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) The Mineral Reserve contains 21.9Moz of silver for Cerro Vanguardia and 28.1Moz of silver for Quebradona to be recovered as a by-product.
(4) The Mineral Reserve contains 0.29 million tonnes of sulphur to be recovered as a by-product for AGA Mineração - Cuiabá and Lamego.

(5) Operated by Barrick. AngloGold Ashanti has recognised that in preparing this annual report, the Qualified Persons have relied on information provided by Barrick. Based on a gold price of $1,300/oz. Pamoa Main pit was based on a gold price of $1,400/oz and Pamoa South pit was based on a gold price of $1,500/oz. (6) Based on a gold price of $1,200/oz. (7) Property currently in a development stage.
(8) Property currently in a production stage.

The below table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for copper at the end of the fiscal year ended 31 December 2022, based on an estimated copper price of $2.90/lb, unless otherwise stated.

Mineral Reserve	Proven				Probable				Total Mineral Reserve
Copper	Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper
as at 31 December 2022	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Americas Region	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Colombia	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Quebradona(2)(3)	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti Total	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250

Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds. (1) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.
(2) The Mineral Reserve contains 28.1Moz of silver to be recovered as a by-product.
(3) Property currently in a development stage.

BY-PRODUCTS
Several by-products are expected to be recovered as a result of processing of the gold Mineral Reserve and copper Mineral Reserve. These include 0.29Mt of sulphur from Brazil, 21.9Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.

CORPORATE GOVERNANCE
AngloGold Ashanti has an established Mineral Resource and Mineral Reserve Leadership Team ("RRLT") that is responsible for setting and overseeing its Mineral Resource and Mineral Reserve governance framework, and for ensuring that it meets the Company’s goals and objectives while complying with all relevant regulatory codes.

The Audit and Risk Committee as well as the Investment Committee of the Company’s board of directors ("board"), review the Mineral Resource and Mineral Reserve and make a recommendation to the board, which provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates.

AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Mineral Reserve estimates. In 2022, the following operations and projects were subject to an external review on the basis that each operation or project will be reviewed by an independent third-party on average once every three years:

•    Mineral Resource and Mineral Reserve at Geita;
•    Mineral Resource and Mineral Reserve at Cerro Vanguardia; and
•    Mineral Resource at North Bullfrog project.

No material risks were identified following completion of these external reviews.

In addition, numerous internal Mineral Resource and Mineral Reserve process reviews were completed by suitably qualified technical experts from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Mineral Reserve governance framework is underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 ("SOX").

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System ("RCubed") for the compilation and authorisation of Mineral Resource and Mineral Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Mineral Reserve that supports various regulatory reporting requirements, including the SEC reporting requirements under Regulation S-K 1300, and the JSE reporting requirements under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the technical experts at the operations to the Company’s RRLT.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

If technical experts involved in the estimation of Mineral Resource or Mineral Reserve feel that their technical advice has been ignored which may represent a risk to the Mineral Resource or Mineral Reserve to be published, they are obliged to inform the RRLT in writing. In addition, AngloGold Ashanti’s “Speak-up” programme can also be used if the technical experts deem they may be compromised in the process. .

QUALIFIED PERSONS
The information in this annual report on Form 20-F relating to Mineral Resource and Mineral Reserve on AngloGold Ashanti’s material properties is based on information compiled by, or under the supervision of, Qualified Persons, as defined in Regulation S-K 1300. All Qualified Persons were employed by AngloGold Ashanti at the time of preparing the Technical Report Summaries in respect of AngloGold’s material properties. However, two of the Qualified Persons who provided the information for the Technical Report Summaries (effective date: 31 December 2021) in respect of Kibali and Obuasi are no longer employed by AngloGold Ashanti as of the date hereof. Mr. Richard Peattie, the Qualified Person providing information in respect of the Mineral Resource at Kibali, is now employed by Barrick, which has a 45 percent interest in Kibali. Ms. Emmarentia Maritz, the Qualified Person providing information in respect of the Mineral Resource at Obuasi, is now employed by Barrick. Both of these Qualified Persons have provided updated consents to the use of the their names, or any quotation from, or summarisation of, the Technical Report Summaries (effective date: 31 December 2021) prepared by them in this annual report, and to the filing of the Technical Report Summaries (effective date: 31 December 2021) as exhibits hereto. All Qualified Persons have sufficient experience relevant to the style of mineralisation and the type of deposit under consideration, and relevant to the activity which they are undertaking. AngloGold Ashanti has recognised that in preparing this annual report with respect to Kibali, the Qualified Persons have relied on information provided by Barrick. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Qualified Persons have provided consent to the inclusion of Mineral Resource and Mineral Reserve information in this annual report, in the form and context in which it appears as well as the public filing of the Technical Report Summary for each respective material mining property filed as exhibits hereto.

Qualified Persons

Responsibility	Qualified Person	Professional organisation	Membership number	Relevant experience	Qualification
Kibali Mineral Resource	Richard Peattie (1)	FAusIMM	301 029	26 years	MPhil (Geostatistics)
Kibali Mineral Reserve	Romulo Sanhueza	MAusIMM	211 794	25 years	BSc Eng (Mining)
Obuasi Mineral Resource	Emmarentia Maritz(1)	SACNASP	118345	19 years	MSc (Mineral Resource Evaluation)
Obuasi Mineral Reserve	Douglas Atanga	MAusIMM	334 391	14 years	BSc (Mining Engineering)
Geita Mineral Resource	Damon Elder	MAusIMM	208 240	26 years	BSc Hons (Geology)
Geita Mineral Reserve	Duan Campbell	ECSA	202 101 953	20 years	BEng (Mining)
Notes:
All Qualified Persons were employed by AngloGold Ashanti at the time of preparing the Technical Report Summaries in respect of AngloGold’s material properties.
(1) Two of the Qualified Persons who provided the information for the Technical Report Summaries (effective date: 31 December 2021) in respect of
Kibali and Obuasi Mineral Resource are no longer employed by AngloGold Ashanti as of the date hereof and are currently employed by Barrick.

Accordingly, the Chairperson of the Mineral Resource and Mineral Reserve Leadership Team, Mrs. TM Flitton, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), RM SME, Pr.Sci.Nat (SACNASP), FGSSA, assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 21 years’ experience in mining with ten years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa. Mrs. TM Flitton consents to the inclusion of Mineral Resource and Mineral Reserve information in this annual report, in the form and context in which it appears in the narrative disclosure and in the exhibits filed hereto.

GENERAL CONSIDERATIONS

The following considerations should be noted in respect of the information in this “Item 4D: Property plants and equipment”:
•All figures are expressed on an attributable basis unless otherwise indicated;
•All disclosure of Mineral Resource is exclusive of Mineral Reserve;
•Unless otherwise stated, $ or dollar refers to U.S. dollars;
•Group and Company are used interchangeably;
•Mine, operation, business unit and property are used interchangeably;
•Rounding of numbers may result in computational discrepancies;
•To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals and content for copper with no decimals;
•Metric tonnes (t) are used throughout this annual report and all ounces are Troy ounces;
•Abbreviations used in this annual report include: gold– Au, copper – Cu, silver – Ag, Sulphur – S, molybdenum – Mo;
•Internal controls are discussed in the "—Corporate Governance" section above as well as in the “—Mineral Resource and Mineral Reserve Internal Controls Disclosure" section below;
•Maps presented for material properties in this Item 4D show infrastructure, licences and coordinates of the mine, as represented by the plant (or stated otherwise), in the geographic coordinate system.

Refer to the "Glossary of selected terms—Mining terms" for terminology and definitions used in Mineral Resource and Mineral Reserve reporting under Regulation S-K 1300. In addition, the Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the Inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. The Exclusive Mineral Resource consists of the following components:
•Inferred Mineral Resource, including that within the Mineral Reserve design or stope shape;
•Mineral Resource that sits above the Mineral Resource cut-off grade but below the Mineral Reserve cut-off grade that resides within the defined Mineral Reserve volume;
•Mineral Resource that lies between the life of mine (“LOM”) pit shell or mine design and the Mineral Resource pit shell/mine design (this material will become economic if the gold price increases); and
•Mineral Resource in which the technical studies to engineer a Mineral Reserve have not yet been completed.

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

The geological models are based on combinations of core and/or chip logging, mapping, geophysics, geochemistry and geological understanding and have been developed for each deposit. Most of our deposits have been the subject of research by third-party specialists in the relevant class of gold deposit.

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

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Mineral Reserve. In interpreting the Mineral Resource it is critical to factor in the following:
•That there is a reasonable expectation of economic extraction;
•The Mineral Resource is quoted in situ and has not been corrected for dilution, mining losses or recovery; and
•Many of the areas lying in the Exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the Company has intent to mine these areas.

The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have been completed, but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

In order to reduce this risk, AngloGold Ashanti limits the use of Inferred Mineral Resource in its Mineral Reserve estimation process but the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve.

AngloGold Ashanti requires that the Mineral Reserve that is an outcome of this process is generated at a minimum of a pre-feasibility study level.

MINERAL RESOURCE AND MINERAL RESERVE INTERNAL CONTROLS DISCLOSURE
AngloGold Ashanti has a tiered internal review process whereby newly issued Mineral Resource and Mineral Reserve are reviewed at a regional level prior to publication. Selected corporate reviews happen after that process. Each property has an external Mineral Resource and Mineral Reserve audit on a three-year rolling basis, and issues raised in these audits are addressed by a formal audit reply from each mine on which the progress is tracked.

AngloGold Ashanti’s Mineral Reserve is an outcome of the Company’s business planning process which runs annually. This process operates within a comprehensive framework where all inputs, including costs and capital requirements, are generated by the operation, and reviewed at a regional and corporate level within the Company, thereby providing confidence in the estimates.

A group wide Mineral Resource to production reconciliation system is also in place whereby the Mineral Resource mined each month is reconciled all the way to the produced gold doré. Oversight for this process is handled at the group level. A comprehensive sample and assay QC/QA process is in place, and our laboratories are inspected frequently by on-site teams.

ITEM 4A:    UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under IFRS for the three years ended and as at 31 December 2022, 2021 and 2020. The discussion of operating and financial results in this “Item 5: Operating and Financial Review and Prospects” relates to the Company’s continuing operations (unless the context indicates otherwise).

This item should be read in conjunction with the Company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

Overview

AngloGold Ashanti is a global gold mining company headquartered in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. As part of extracting gold the Company also produces silver and sulphuric acid as by-products. By-product revenue from continuing operations amounted to $113 million in 2022 (2021: $126 million; 2020: $105 million) out of total revenue from product sales from continuing operations of $4,501 million in 2022 (2021: $4,029 million; 2020: $4,595 million). See “Item 18: Financial Statements—Note 3—Revenue from product sales” for additional information. The Company sells its products on world markets.

AngloGold Ashanti has ten continuing mining operations in the following regions: Africa (the Democratic Republic of the Congo (“DRC”), Ghana, Guinea, and Tanzania), Australia and the Americas (Argentina and Brazil) comprising open-pit and underground mines, which are supported by global exploration activities. In addition, AngloGold Ashanti has greenfields projects located in Colombia and Nevada, USA. Until 30 September 2020, AngloGold Ashanti also conducted gold-mining operations in South Africa. On 1 October 2020, Harmony Gold Mining Company Limited (“Harmony”) took effective control of the Company’s remaining South African producing assets and related liabilities, which were recorded as discontinued operations for the year ended and as at 31 December 2020. In addition, AngloGold Ashanti sold its interests in the Morila and Sadiola gold mines in Mali in November and December 2020, respectively. None of our Malian assets were recorded as discontinued operations. For more information on the Company’s business and operations, see “Item 4B: Business Overview”.

Under the new Operating Model, the manner in which the financial results are reported to the chief operating decision maker and the composition of the operating segments continue to be reported per geographical region (Africa, Australia and the Americas). In addition, a new segment, Projects has been introduced from the implementation of the new Operating Model (previously reported under the Americas segment). The Projects segment comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. The comparative information of the affected operating segment information has been restated. AngloGold Ashanti’s segmental information is described in “Item 18: Financial Statements—Note 2—Segmental Information”.

As at 31 December 2022, the Company reported, on an attributable basis, Proven and Probable Mineral Reserve for gold of approximately 24.25 million ounces in subsidiaries and 4.57 million ounces in equity-accounted joint ventures. For the year ended 31 December 2022, AngloGold Ashanti reported an attributable gold production of approximately 2.41 million ounces from subsidiaries and 0.34 million ounces from equity-accounted joint ventures. As at 31 December 2022, the Company reported an attributable Proven and Probable Mineral Reserve for copper of 3,250 million pounds. As at 31 December 2022, the Company reported, on an attributable basis, Measured and Indicated Mineral Resource (exclusive of Mineral Reserve(1)) for gold of approximately 57.94 million ounces in subsidiaries and 2.62 million ounces in equity-accounted joint ventures. As at 31 December 2022, the Company reported, on an attributable basis, Inferred Mineral Resource (exclusive of Mineral Reserve(1)) for gold of approximately 39.66 million ounces in subsidiaries and 1.11 million ounces in equity-accounted ventures. As at 31 December 2022, the Company reported an attributable Measured and Indicated Mineral Resource (exclusive of Mineral Reserve(1)) for copper of 2,902 million pounds and Inferred Mineral Resource (exclusive of Mineral Reserve(1)) for copper of 3,231 million pounds. For further information on the Company’s Mineral Resource and Mineral Reserve, see “Item 4D: Property, Plants and Equipment—Mineral Resource and Mineral Reserve Summary Disclosure”.

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

(1) The Mineral Resource exclusive of Mineral Reserve (“Exclusive Mineral Resource”) is defined as the Inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

5A:    OPERATING RESULTS

Introduction

The US real gross domestic product rose by 2.1 percent in 2022, compared with an increase of 5.9 percent in 2021. While many components expanded in the last quarter of 2022, they also showed softening, and expectations remain for the US economy to slip into a recession in 2023.

Stock markets rounded off a tumultuous year with gains in the fourth quarter of 2022. Asian shares were boosted by China’s relaxation of its zero-Covid policy, and European equities also advanced strongly. As prices fell, government bond yields edged up towards the end of the fourth quarter of 2022. This reflected some market disappointment with major central banks reiterating plans to tighten monetary policy, even as inflation showed signs of peaking. Commodities gained in the fourth quarter of 2022, led by industrial metals.

The year 2022 was the strongest year for gold demand in over a decade and showed how gold’s diverse sources of demand and supply can counterbalance one another, providing gold with its uniquely stable performance as an investment asset. Annual gold demand increased by 18 percent to 4,741 tonnes with investment demand increasing by ten percent and reaching 1,107 tonnes. Demand for gold bars and coins increased by two percent to 1,217 tonnes. The need for wealth protection in the global inflationary environment remained a primary motive for gold investment purchases. Holdings of gold ETFs fell by a smaller amount (down 110 tonnes) than in 2021 (down 189 tonnes).

Central bank net purchases in the fourth quarter of 2022 totalled 417 tonnes increasing full year net purchases to a high of 1,136 tonnes. Geopolitical uncertainty and high inflation were highlighted as key reasons for holding gold by central banks.
Gold jewellery demand softened slightly in 2022 with total annual demand declining by three percent to 2,086 tonnes. Declines in Chinese demand for gold jewellery throughout 2022 had an outsized impact on the world total.

Worsening global economic conditions in the fourth quarter of 2022, together with trade restrictions and supply chain issues generated a seven percent decline in annual demand for gold in technology. Electronics demand mirrored the seven percent annual decline in the broader sector, dropping sharply in the fourth quarter of 2022 in response to the deteriorating global economic picture and supply chain challenges, particularly in China.
Annual mine production increased one percent year-on-year although this remains below the record high seen in 2018. Full year recycled gold supply increased by one percent but remains 30 percent below the all-time high seen in 2012, despite a record annual average gold price in 2022. In the aggregate, total supply of gold increased by two percent year-on-year.

For the 2022 year, the average market spot gold price was $1,802 per ounce, gold income of the Company was $4,388 million and the average gold price received by the Company was $1,793 per ounce. The market spot gold price increased by one percent over 2022, starting on 1 January 2022 at approximately $1,801 per ounce and ending on 30 December 2022 at approximately $1,824 per ounce. Management uses the market spot gold price and the average gold price received to monitor the performance of the gold price and its effect on the Company’s results. It gives an investor insight into the performance of the gold price and its impact on company results.

Key factors affecting results

Gold prices

AngloGold Ashanti’s operating results are directly related to the market spot gold price, which can fluctuate widely and is affected by numerous factors beyond its control, including investment, jewellery and industrial demand (particularly in China and India), expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund ("IMF"), global or regional political or economic events or conditions (such as the war between Russia and Ukraine), production and cost levels in major gold-producing regions and, to a lesser extent during 2022, the impact of global health crises and pandemics (such as the COVID-19 pandemic).

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

Yearly average market spot gold prices have changed during the three years under review as follows:
•2020 - $1,772 per ounce
•2021 - $1,798 per ounce
•2022 - $1,802 per ounce

Gold income of the Company has changed during the three years under review as follows:
•2020 - $4,490 million
•2021 - $3,903 million
•2022 - $4,388 million

Yearly average gold prices received by the Company have changed during the three years under review as follows:
•2020 - $1,778 per ounce
•2021 - $1,796 per ounce
•2022 - $1,793 per ounce

Gold income of the Company increased by $485 million, or 12 percent, from $3,903 million in 2021 to $4,388 million in 2022. The average gold price received by the Company decreased by $3 per ounce, from $1,796 per ounce for the year ended 31 December 2021 to $1,793 per ounce for the year ended 31 December 2022. The average market spot gold price increased by $4 per ounce, from $1,798 per ounce for the year ended 31 December 2021 to $1,802 per ounce for the year ended 31 December 2022.

The market spot gold price opened the year on 1 January 2022 at $1,801 per ounce (compared to $1,905 per ounce on 4 January 2021). The market spot gold price in 2022 has been subject to volatile short-term swings, with a year high of $2,052 per ounce on 8 March 2022 and a year low of $1,622 per ounce on 26 September 2022. The average market spot gold price for 2022 was $1,802 per ounce. The market spot gold price at closing on 30 December 2022 was $1,824 per ounce (compared to $1,828 per ounce on 31 December 2021). Between 1 January 2023 and 10 March 2023, the market spot gold price traded between a low of $1,811 per ounce and a high of $1,950 per ounce. On 10 March 2023, the market spot gold price was $1,868 per ounce.

If income from gold sales falls for an extended period below the Company’s total cash costs at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue production at some or all of its operations. Declining gold prices may also force a reassessment of the feasibility of a particular exploration or development project or projects, and could lead to the curtailment or suspension of such projects. A sustained decrease in gold prices may force the Company to change its dividend payment policies, reduce expenditures and undertake measures to address its cost base. In addition, the use of lower gold prices in Mineral Reserve estimates and life-of-mine plans could result in material write downs of the Company’s investment in mining properties and increase amortisation, environmental rehabilitation and mine closure charges.

Production levels

In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including joint ventures) fluctuated between 2020 to 2022, from 2.81 million ounces in 2020 to 2.47 million ounces in 2021 to 2.74 million ounces in 2022. For more information on the Company’s business and operations, see “Item 4B: Business Overview”.

Operational impacts resulting from the COVID-19 pandemic

The COVID-19 pandemic resulted in disruption and volatility in global financial markets and capital markets and a significant decrease in global economic activity, which had an adverse effect on worldwide demand for gold and adversely affected the profitability of the Company’s operations.

The direct impact on the Company’s production from COVID-19 for 2022 was estimated at 19,000 ounces, a decrease of 28,000 ounces, or 60 percent, compared with an estimated production impact of 47,000 ounces for 2021. The direct COVID-19 impact on the Company’s cost of sales was estimated at $6 million for 2022, a decrease of $8 million, or 57 percent, compared to $14 million for 2021. The direct impact from COVID-19 on the Company’s AISC was estimated at $12 per ounce, a decrease of $22 per ounce, or 65 percent, compared with an estimated $34 per ounce for 2021.

The Company remains mindful of the extent to which the COVID-19 pandemic could impact the Company’s results depending on the scale, duration and geographic reach of future developments, which are highly uncertain and cannot be predicted, including the possibility of a recurrence or multiple waves of the outbreak and new variants. The Company continues to observe strict health protocols and to exercise vigilance in relation to business continuity including supply chain. The Company remains mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current and future conditions.

Geopolitical tensions

The geopolitical tensions and war between Russia and Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the EU, the United Kingdom, NATO and other jurisdictions have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect AngloGold Ashanti’s business. See “Item 3D: Risk Factors—Global political and economic conditions could adversely affect the profitability of operations”.

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

In 2008, AngloGold Ashanti targeted a 30 percent reduction in absolute GHG emissions of its portfolio by 2022, from a 2007 base level. This target was reached by 2018, and at the end of 2021 Scope 1 and 2 GHG emissions were 46.6 percent below 2007 levels. The GHG emission reductions are due to changes in the Company’s asset mix, as well as energy-efficiency and fuel switching initiatives implemented at the Company’s operations and projects. In October 2022, AngloGold Ashanti released a carbon emissions reduction target that aims to achieve a 30 percent absolute reduction in its Scope 1 and Scope 2 GHG emissions by 2030, as compared to 2021, through a combination of renewable energy projects, fleet electrification and lower-emission power sources. The capital cost required to achieve these reductions by 2030 is anticipated to be approximately $1.1 billion, of which $350 million is expected to be funded over that period by AngloGold Ashanti and the remaining $750 million through third-party funding, including from providers of renewable energy infrastructure. The Company has also committed to achieving net zero Scope 1 and Scope 2 GHG emissions by 2050.

The Company is also tracking the carbon intensity of its energy mix by measuring GHG emissions per Gigajoule (“GJ”) of energy used. This measure increased by 2.7 percent year-on-year in 2022 to approximately 65 kilograms of CO2e emitted per GJ of energy compared to 2021 as the Company’s direct and indirect energy consumption was four percent higher than in 2021. Absolute Scope 1 and Scope 2 GHG emissions in 2022 increased by seven percent to 1.47Mt compared to 2021, which is the Company’s new baseline year.

Foreign exchange fluctuations

Total cash costs in all business segments are partly incurred in local currency where the relevant operation is located. US dollar denominated total cash costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the Brazilian real, Australian dollar, and, to a lesser extent, the Argentinean peso and other local currencies. As set out below, during the year ended 31 December 2022, the Australian dollar and Argentinean peso weakened and the Brazilian real strengthened against the US dollar, which collectively had a favourable impact on AngloGold Ashanti’s US dollar denominated total cash costs.

Average annual exchange rates to the US dollar	2022	2021	2020
Brazilian real	5.16	5.40	5.15
Australian dollar	1.44	1.33	1.45
Argentinean peso	130.87	95.21	70.71

In 2022, the Company derived 47 percent (41 percent including joint ventures) of its revenues from Brazil, Australia and Argentina, and incurred 49 percent (45 percent including joint ventures) of its total cash costs in Brazil, Australia and Argentina. Based on average exchange rates in 2022, the Company estimates that a one percent strengthening of all of the Brazilian real, Argentinean peso, Australian dollar, Ghanaian cedi and the South African rand against the US dollar, other factors remaining equal, would have resulted in an increase in cost of sales and total cash costs per ounce of approximately $13 million and $6 per ounce, respectively. As a result of the sale of its remaining South African operations, AngloGold Ashanti’s exposure to fluctuations in the strength of the South African rand has been reduced.

Certain exchange controls were in force in emerging markets in which the Company operates during the period under review, including, for example in Argentina. In the case of Argentina, although the exchange rate of the Argentinean peso is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. It is not possible to predict whether or when the Argentinean government will relax exchange controls or the future value of the Argentinean peso.
Total cash costs and effects of inflation

Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs. The mining industry continues to experience price increases for costs of inputs used in the production of gold, which leads to higher total cash costs reported by many gold producers.

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

At 31 December 2022, AngloGold Ashanti employs globally on average approximately 32,594 people, including contractors, most of whom are members of trade unions, particularly in Africa and the Americas. Salaries and wages account for a significant component of local total cash costs and are impacted by annual wage increases. During 2022, COVID-19 continued to – although to a lesser extent than in prior years – present challenges with travel restrictions and shortages of critical skills resulting in higher labour and contractors’ costs at certain operations.

Energy costs, comprising power, fuel and lubricants, are another material component of total cash costs. Due to the remote location of some of its mines in Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The price of Brent Crude oil has increased from $42 per barrel in 2020 to $71 per barrel in 2021 to $97 per barrel in 2022, a $55, or a 131 percent per barrel increase over the three-year period. AngloGold Ashanti estimates that for each $1.00 per barrel rise or fall in the oil price, other factors remaining equal, cost of sales and total cash costs per ounce of all its operations change by approximately $1 million or $0.50 per ounce, respectively. The sensitivity analysis includes the impacts of oil hedges. In July 2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent Crude oil for the period January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. The average price achieved on the forward contracts is $89.20 per barrel of Brent Crude oil. At 31 December 2022, the mark-to-market value of these oil derivatives was an unrealised loss of $6 million. The cost of sales and total cash costs per ounce of certain of the Company’s mines, particularly Siguiri, Geita, Iduapriem and Tropicana, which are more dependent on fuel, are most sensitive to changes in the price of oil. AngloGold Ashanti continues to monitor the developments in the war between Russia and Ukraine and their impact on the oil price. The escalation of the conflict dominated market sentiments during 2022, pushing oil prices higher to levels last seen during the 2008 global financial crisis. In recent weeks, the oil price has declined and, as of 10 March 2023, the price of oil was at $82 per barrel of Brent Crude. See “Item 3D: Risk Factors—The profitability of mining companies’ operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel”.

AngloGold Ashanti has no influence over the cost of most consumables. Furthermore, there has also been volatility in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. Fluctuations in oil and steel prices as well as cost increases in respect of labour, explosives, cyanide and other production inputs have a significant impact on operating costs and capital expenditure. COVID-19 continued to – although to a lesser extent than in prior years – present challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices.

Royalties (excluding joint ventures), which are generally calculated as a percentage of revenue, varied over the past three years from $181 million in 2020 to $162 million in 2021 to $185 million in 2022, a two percent increase over the three-year period, primarily due to the variations in the gold prices received, production and royalty rate increases. Royalties are likely to continue to vary in the coming years due to the variations in the gold prices and the fact that in a number of jurisdictions host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.

Environmental rehabilitation costs

Total provisions for decommissioning and for environmental restoration activities (excluding joint ventures and discontinued operations) totalled $659 million in 2020, $673 million in 2021 and $578 million in 2022. During 2021, the provisions for decommissioning and restoration increased by $14 million largely due to the recognition of a change in estimates relating to the ongoing transition to dry-stacking operations in Brazil to comply with new legal requirements in Brazil as well as changes in the methodology for calculating such estimates. During 2022, the provisions for decommissioning and restoration decreased by $95 million mainly due to changes in estimates resulting from changes in discount rates, changes in global economic assumptions, changes in mine plans resulting in a change in cash flows as well as changes in the design of tailings storage facilities (“TSFs”). See also “Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine”, “Item 4B: Business Overview—Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance ("ESG") Matters”.

Amortisation of assets

Amortisation of tangible assets increased during the 2020 to 2022 period by $25 million, or five percent, from $526 million in 2020 to $551 million in 2022, largely due to the Obuasi redevelopment project continuing to ramp up to full production, increased investment in TSFs at Serra Grande and higher deferred stripping at Tropicana and Iduapriem.

Amortisation of right of use assets, as recognised in accordance with IFRS 16 “Leases”, increased during the 2020 to 2022 period by $34 million, or 72 percent, from $47 million in 2020 to $81 million in 2022, mainly due to additional lease contracts entered into at the Brazilian operations and at the Geita mine.

Amortisation of intangible assets decreased during the 2020 to 2022 period by $1 million, or 50 percent, from $2 million in 2020 to $1 million in 2022.

Exploration and evaluation costs

The Company has expensed exploration expenditure during the years ended 31 December 2020, 2021 and 2022 in order to replenish depleting Mineral Reserve and bring new ore bodies into pre-feasibility or feasibility. The expensed exploration costs incurred over the last three fiscal years amounted to $124 million in 2020, $164 million in 2021 and $205 million in 2022. Exploration expenditure increased during 2022 mainly due to an increase in greenfields exploration in Nevada, United States.

Corporate administration, marketing and related expenses

The corporate administration, marketing and related expenses incurred amounted to $68 million in 2020, $73 million in 2021 and $79 million in 2022. The increase in 2022 of $6 million, or eight percent, was mainly due to the allocation of service costs to corporate costs following the implementation of the new Operating Model. This increase was partly offset by the exchange rate impact of a 11 percent weaker local currency.

Impairment, derecognition of assets and profit (loss) on disposal

For all of the AngloGold Ashanti Group’s cash generating units (“CGUs”) where indicators of impairment or reversal of impairment have been identified, the recoverable amounts of the CGUs were determined. With the exception of Serra Grande, the Córrego do Sítio mining complex (“CdS”) and the Mineração Cuiabá mining complex (“Cuiabá”) in Brazil, the recoverable amounts exceeded the carrying amounts of the CGUs and management has considered the sensitivity of the impairment calculations to various key inputs and assumptions such as the gold price and exchange rates and concluded that reasonably possible changes to these key inputs and assumptions applied would not result in any impairment loss or the reversal of a previous impairment loss to be recognised.

These sensitivities have been taken into consideration in determining the required impairments as disclosed below. Management assumptions for the value in use of tangible assets and goodwill include the gold price assumption, which represents management’s best estimate of the future price of gold. A long-term real gold price of $1,731 per ounce (2021: $1,599 per ounce; 2020: $1,450 per ounce) is based on a range of economic and market conditions that are expected to exist over the remaining useful life of the assets.

In determining the impairment for each CGU, the real post-tax rate was derived from the weighted average cost of capital (“WACC”) using the Capital Asset Pricing Model (“CAPM”) to determine the required return on equity with risk factors consistent with the basis used in 2021. At 31 December 2022, the derived group WACC was 12.2 percent (real post-tax) which is 360 basis points higher than 8.6 percent at 31 December 2021, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each CGU, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows.

Córrego do Sítio (CdS)

CdS is owned and operated by AngloGold Ashanti Mineração (“AGA Mineração”) in Brazil. The CdS mining complex has been in operation since 1989 and consists of open pit and underground mines. The property is currently in a production stage. In line with AngloGold Ashanti's reinvestment strategy, management took a decision during the third quarter of 2022 to carve out the underperforming complex of CdS from the AGA Mineração CGU and to investigate alternative strategic options including either to sell the complex, place the complex under care and maintenance, close the complex or to consider additional capital expenditure to regain profitability of the complex. After the strategic review of CdS, the Company has elected to retain CdS. This decision resulted in the disaggregation of the AGA Mineração CGU into two separate CGUs, being the CdS mining complex CGU and the Cuiabá mining complex CGU. As a result of these impairment indicators, the recoverable amount for the CdS mining complex CGU was determined not to support its carrying values as at 30 September 2022 and an impairment loss of $151 million ($189 million gross of taxes) was recognised and included in the Americas segment. The disaggregation of CGUs did not have an impact on reportable segments in terms of IFRS 8 “Operating Segments” as disclosed in “Item 18: Financial Statements—Note 2—Segmental Information”. The recoverable amount of $5 million was determined with reference to the CGU’s value in use derived from a discounted cash flow model, using a discount rate of 8.5 percent, compared to the CGU’s carrying amount of $156 million.

Cuiabá

Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine. The property is currently in the production stage. The Cuiabá mining complex CGU, which was disaggregated from the AGA Mineração CGU, recognised an impairment loss of $57 million ($70 million gross of taxes). This was largely due to the suspension of filtered tailings deposition on the Calcinados TSF and processing of gold concentrate at the Queiroz plant in December 2022 (with both servicing the Cuiabá mining complex). For further information, refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil” and “Item 3D: Risk Factors—Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply with these requirements or an incident involving a tailings storage facility, could adversely impact AngloGold Ashanti’s financial condition, results of operations and reputation”.

The recoverable amount of $304 million (compared to the CGU’s carrying amount of $361 million) was determined with reference to the CGU’s value in use which requires the use of estimates. The impairment result was derived from a discounted cash flow model and a discount rate of 8.5 percent.

Management modelled various scenarios, which included a combination of reasonably possible changes in key assumptions, to determine the impact on the recoverable amount. The impairment assessment required significant judgement and estimation uncertainty. The impairment loss was recognised and included in the Americas segment.

Serra Grande

Mineração Serra Grande (“Serra Grande”) is wholly-owned by AngloGold Ashanti and is located in the northwest of Goiás state, central Brazil. It has been in operation since 1986 and consists of three underground and two open pit mines. The property is currently in the production stage. The Serra Grande CGU recognised an impairment loss of $38 million ($45 million gross of taxes) during December 2022 largely due to a projection of lower grades and ounces and an increase in the interest rates driven by global inflation and country risk which resulted in an increased discount rate. The recoverable amount of $128 million was determined with reference to the CGU’s value in use derived from a discounted cash flow model, using a discount rate of 8.5 percent, compared to the CGU’s carrying amount of $166 million. The impairment loss was recognised and included in the Americas segment.

Other (expenses) income

Other (expenses) income incurred over the last three fiscal years amounted to an expense of $57 million in 2020, an expense of $136 million in 2021 and an expense of $26 million in 2022. The decrease during 2022 was largely due to care and maintenance activities of $45 million incurred in 2021 at the Obuasi mine during the voluntary suspension of underground mining between May and October 2021 following a sill pillar incident, retrenchment and related costs of $18 million incurred in 2021 as part of the transition to the new Operating Model and bond settlement costs of $24 million incurred in 2021 related to the tender offer for, and subsequent redemption of, the $750 million aggregate principal amount of 5.125% notes due 2022, none of which were repeated in 2022. The non-occurrence of the aforementioned costs in 2022 contributed to a decrease in cost of $87 million. Further decreases in other expenses were primarily due to the lower cost of legacy tailings operations of $25 million, mainly at Obuasi, as a result of fewer activities at such legacy tailings operations, and lower value added tax (“VAT”) of $7 million and other duties expensed. These decreases in other expenses were partly offset by higher due diligence project costs of $5 million during 2022.

Taxation

Taxation decreased over the period 2020 to 2022 from an expense of $625 million in 2020 to an expense of $173 million in 2022. Decrease in taxation over the period 2020 to 2022 was largely due to lower earnings in Australia, Ghana, Tanzania and Argentina and higher impairments in Brazil.

Taxation is likely to continue to be volatile in the coming years, due to fluctuations in gold price and production.

Production in 2022

In 2022, AngloGold Ashanti’s total attributable gold production was 2.742 million ounces, an increase of 270,000 ounces, or 11 percent, compared with its total attributable gold production of 2.472 million ounces in 2021. Production was higher year-on-year mainly due to a ten percent increase in recovered grades and the resumption of stoping activities at Obuasi during 2022, following the temporary suspension of underground stoping activities in 2021 due to a sill pillar incident in May 2021. The improving grade profile following the reinvestment programme across the portfolio was a key driver of the overall production increase. For 2022, COVID-19 had a marginal estimated direct impact of 19,000 ounces on the Company’s production. By comparison, for 2021, the direct impact of COVID-19 on the Company’s production was estimated at 47,000 ounces.

In the Africa region, production increased by 216,000 ounces, or 15 percent, from 1,419,000 ounces in 2021 to 1,635,000 ounces in 2022. The increase was mainly due to higher production from Obuasi, Iduapriem, Siguiri and Geita, partly offset by lower production from Kibali. Gold production at Iduapriem increased by 46,000 ounces, or 23 percent, from 202,000 ounces in 2021 to 248,000 ounces in 2022. Gold production was higher year-on-year mainly due to higher ore volumes processed, further supported by higher grades recovered as the mine accesses ore tonnes from Block 5 and Teberebie Cut 2a compared to Block 5 and the drawdown from stockpiles in 2021. Gold production at Obuasi increased by 142,000 ounces, or 131 percent, from 108,000 ounces in 2021 to 250,000 ounces in 2022. Gold production was higher year-on-year mainly due to the resumption of stoping activities during 2022 following the temporary suspension of underground stoping activities in 2021 due to a sill pillar incident in May 2021, as well as the continued ramp-up of the operations . Gold production at Siguiri increased by 21,000 ounces, or eight percent, from 258,000 ounces in 2021 to 279,000 ounces in 2022. Gold production was higher year-on-year mainly due to higher recovered grades, partly offset by lower ore volumes processed (as a result of local community protests related to employment demands which led to mining disruptions and the temporary suspension of mining activities during the month of July 2022). Gold production at Geita increased by 35,000 ounces, or seven percent, from 486,000 ounces in 2021 to 521,000 ounces in 2022. Gold production was higher year-on-year mainly due to higher ore volumes processed as well as higher recovered grades. Gold production at Kibali decreased by 28,000 ounces, or eight percent, from 365,000 ounces in 2021 to 337,000 ounces in 2022. Gold production was lower year-on-year mainly due to lower grades recovered, partly offset by a marginal increase in ore volumes processed.

In the Americas region, production increased by 10,000 ounces, or two percent, from 559,000 ounces in 2021 to 569,000 ounces in 2022. The increase was mainly due to higher production from Serra Grande and Cerro Vanguardia, partly offset by lower production from AGA Mineração. Gold production at AGA Mineração decreased by 20,000 ounces, or six percent, from 331,000 ounces in 2021 to 311,000 ounces in 2022. Gold production was lower year-on-year mainly due to lower ore volumes processed, partly offset by higher grades recovered. In addition, extreme weather including intense rainfalls followed by widespread flooding in the state of Minas Gerais in Brazil during 2022 negatively impacted production. Infrastructure was temporarily inaccessible in and around the mine and employees were confined to their homes in nearby cities during the flooding. Gold production at Serra Grande increased by 5,000 ounces, or six percent, from 83,000 ounces in 2021 to 88,000 ounces in 2022. Gold production was higher year-on-year mainly due to higher recovered grades resulting from changes to the geological model, partly offset by lower ore volumes processed. Production during 2021 was negatively impacted by COVID-19 related restrictions and stabilisation challenges during the conversion of the TSFs to dry-stacking operations to comply with legal requirements in Brazil, which were not repeated in 2022. Gold production at Cerro Vanguardia increased by 25,000 ounces, or 17 percent, from 145,000 ounces in 2021 to 170,000 ounces in 2022. Gold production was higher year-on-year mainly due to a combination of higher ore volumes processed, higher recovered grades and fewer COVID-19 related limitations and restrictions that affected the mine’s ability to operate at full capacity.

In the Australia region, production increased by 44,000 ounces, or nine percent, from 494,000 ounces in 2021 to 538,000 ounces in 2022. This increase was mainly due to higher production from Sunrise Dam and Tropicana. Gold production at Sunrise Dam increased by 3,000 ounces, or one percent, from 229,000 ounces in 2021 to 232,000 ounces in 2022. Gold production was marginally higher year-on-year mainly due to higher recovered grades, partly offset by lower ore volumes processed following COVID-19 related production challenges. Gold production at Tropicana increased by 41,000 ounces, or 15 percent, from 265,000 ounces in 2021 to 306,000 ounces in 2022. Gold production was higher year-on-year mainly due to a combination of higher ore volumes processed from the Boston Shaker open pit and underground mine and higher recovered grades as well as the adverse impact of the wall failure in the Boston Shaker open pit in June 2021, which delayed higher grade ore delivery, and which was not repeated during 2022.

Production in 2021

In 2021, AngloGold Ashanti’s total attributable gold production was 2.472 million ounces, a decrease of 334,000 ounces, or 12 percent, compared with its total attributable gold production of 2.806 million ounces in 2020. Production was lower mainly due to the Company undertaking significant reinvestment across key assets and the temporary suspension of underground mining activities at Obuasi, the direct impact of COVID-19 in the first half of 2021, and secondary impacts of the pandemic, including on the mobility of labour, across 2021. The direct impact on the Company’s production from COVID-19 was estimated at 47,000 ounces for 2021, compared to 59,000 ounces in 2020.

In the Africa region, production decreased by 184,000 ounces, or 11 percent, from 1,603,000 ounces in 2020 to 1,419,000 ounces in 2021. The decrease was mainly due to lower production from Iduapriem, Obuasi and Geita, partly offset by higher production from Siguiri. Gold production at Iduapriem decreased by 73,000 ounces, or 27 percent, from 275,000 ounces in 2020 to 202,000 ounces in 2021. Gold production was lower year-on-year mainly due to lower grades from the depletion of ore in Cut 1 and delayed waste stripping at Cut 2 of the Teberebie pit, as well as the impact of a drawdown on stockpiles. Gold production at Obuasi decreased by 19,000 ounces, or 15 percent, from 127,000 ounces in 2020 to 108,000 ounces in 2021. Gold production was lower year-on-year mainly due to underground mining activities being voluntarily suspended between 18 May 2021 and 15 October 2021, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production. Gold production at Siguiri increased by 44,000 ounces, or 21 percent, from 214,000 ounces in 2020 to 258,000 ounces in 2021. Gold production was higher year-on-year mainly due to an improvement in recovered grade which was attributable to improved plant recoveries as a result of the carbon-in-leach (“CIL”) conversion done at the end of 2020 and the commencement of processing Block 2 material in the second half of 2021. Gold production at Geita decreased by 137,000 ounces, or 22 percent, from 623,000 ounces in 2020 to 486,000 ounces in 2021. Gold production was lower year-on-year mainly due to mining lower grades and the drawdown on stockpiles, as significant reinvestments progressed across the Geita lease during 2021. Gold production at Kibali increased by 1,000 ounces, or less than one percent, from 364,000 ounces in 2020 to 365,000 ounces in 2021. Gold production was marginally higher year-on-year as the mine delivered a good overall performance from the metallurgical plant, with increased tonnage during 2021, driven by higher open pit tonnes mined as compared to 2020.

In the Americas region, production decreased by 90,000 ounces, or 14 percent, from 649,000 ounces in 2020 to 559,000 ounces in 2021. Lower production was encountered at AGA Mineração, Serra Grande and Cerro Vanguardia. Gold production at AGA Mineração decreased by 31,000 ounces, or nine percent, from 362,000 ounces in 2020 to 331,000 ounces in 2021. The Córrego do Sítio mining complex was mainly impacted by challenges in the crushing and milling circuit and lower tonnes of ore treated. Production was also adversely impacted by a seven-day strike by mine workers in September 2021. The Cuiabá mining complex recorded an increase in tonnes of ore treated year-on-year, which was partly offset by lower grades. Gold production at Serra Grande decreased by 31,000 ounces, or 27 percent, from 114,000 ounces in 2020 to 83,000 ounces in 2021. Gold production was lower year-on-year mainly due to lower tonnage resulting from various delays in accessing mine stopes, as well as lower feed grades, the negative impact of COVID-19 on mining operations as well as operational impacts of the fatality that occurred in February 2021. The production performance was further impacted by stabilisation challenges during the commissioning of the new filter process in connection with work to convert the TSFs to dry-stacking operations to comply with new legal requirements in Brazil. Gold production at Cerro Vanguardia decreased by 28,000 ounces, or 16 percent, from 173,000 ounces in 2020 to 145,000 ounces in 2021. Gold production was lower year-on-year mainly due to the effect of lower grades as per the mine plan for 2021 as well as COVID-19 related limitations and restrictions that affected the mine’s ability to operate at full capacity.

In the Australia region, production decreased by 60,000 ounces, or 11 percent, from 554,000 ounces in 2020 to 494,000 ounces in 2021. This decrease was mainly due to lower production from Sunrise Dam and Tropicana. Gold production at Sunrise Dam decreased by 27,000 ounces, or 11 percent, from 256,000 ounces in 2020 to 229,000 ounces in 2021. Gold production was lower year-on-year mainly due to lower head grade and a decrease in metallurgical recovery, which was partly offset by higher tonnes mined in the underground mine. Mine-to-mill grade reconciliations stabilised during the second half of 2021 and access to higher-grade underground ore was achieved at the end of 2021 in the newly accessed Frankie orebody. Gold production at Tropicana decreased by 33,000 ounces, or 11 percent, from 298,000 ounces in 2020 to 265,000 ounces in 2021. Gold production was lower year-on-year mainly due to a lower mill feed grade as stockpile drawdowns increased while mining focused on waste removal in the Havana Stage 2 Cutback. Production was also adversely impacted by the wall failure in the Boston Shaker open pit in June 2021, which delayed higher grade ore delivery. Production at Tropicana was also adversely affected by labour market shortages which had an impact on open pit and underground material movement.

Comparison of financial performance in 2022, 2021 and 2020

Financial performance of AngloGold Ashanti	Year ended 31 December
(in $ millions)	2022	2021	2020
			Restated
Continuing operations
Revenue from product sales	4,501	4,029	4,595
Cost of sales	(3,362)	(2,857)	(2,829)
Total of all other (expenses) income	(816)	(463)	(417)
Share of associates and joint ventures’ profit (loss)	166	249	278
Taxation	(173)	(312)	(625)
Discontinued operations
Profit (loss) from discontinued operations	—	—	7
Profit for the period	316	646	1,009

Net profit (loss) attributable to equity shareholders
- Continuing operations	297	622	984
- Discontinued operations	—	—	7
Net profit (loss) attributable to non-controlling interests
- Continuing operations	19	24	18

Comparison of total cost of sales in 2022, 2021 and 2020

The following table presents cost of sales from continuing operations for the AngloGold Ashanti Group for the three-year period ended 31 December 2022:

Cost of sales for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2022	2021	2020
			Restated
Total cost of sales	3,362	2,857	2,829
Inventory change	30	(6)	(14)
Amortisation of tangible assets	(551)	(411)	(526)
Amortisation of intangible assets	(1)	(3)	(2)
Amortisation of right of use assets	(81)	(63)	(47)
Retrenchment costs	(6)	(2)	(2)
Rehabilitation and other non-cash costs	—	(38)	(32)
Total cash costs	2,753	2,334	2,206

Comparison of financial performance in 2022 with 2021
Our gold income is materially impacted by price and volume variances. All of our costs are impacted by the consequences of average exchange rate movements.

Exchange fluctuations in, and the average exchange rates for, the Brazilian real, Australian dollar and, to a lesser extent, the Argentinean peso and other local currencies have effects on the various components that make up our costs based on the level of local procurement of each of these costs. For a discussion of the effect of foreign exchange fluctuations on our financial results, see “Item 5A: Operating Results—Key factors affecting results—Foreign exchange fluctuations”.

Revenue from product sales

Revenue from product sales increased by $472 million, or 12 percent, from $4,029 million in 2021 to $4,501 million in 2022, mainly as a result of an increase in gold income, partly offset by a decrease in by-product revenue. Gold income increased by $485 million, or 12 percent, from $3,903 million in 2021 to $4,388 million in 2022. This increase was mainly due to an increase in ounces of gold sold, partly offset by a decrease in the average gold price received of $3 per ounce. Gold sold increased by

269,000 ounces, or 13 percent, from 2.116 million ounces in 2021 to 2.385 million ounces in 2022, which resulted in an increase in gold income of $491 million. The average gold price received decreased by $3 per ounce, from $1,796 per ounce during 2021 to $1,793 per ounce in 2022, which resulted in a decrease in gold income of $6 million. By-product revenue decreased by $13 million, or ten percent, from $126 million in 2021 to $113 million in 2022, mainly due to a decrease in revenue from silver.

Revenue from product sales from the Africa operations (excluding equity-accounted joint ventures) increased by $400 million, or 20 percent, from $1,988 million in 2021 to $2,388 million in 2022, mainly as a result of an increase in gold income. Gold income (excluding equity-accounted joint ventures) increased by $400 million, or 20 percent, from $1,985 million in 2021 to $2,385 million in 2022. This increase was mainly due to higher ounces of gold sold, partly offset by a decrease in the average gold price received. Gold sold increased by 221,000 ounces, or 21 percent, from 1.060 million ounces in 2021 to 1.281 million ounces in 2022, which resulted in an increase in gold income of $403 million. There was an increase in production across all Africa operations in 2022 when compared to 2021. For a discussion of the increase in production at the Africa operations during 2022, see “Item 5A: Operating Results—Key factors affecting results—Production in 2022”. The decrease in the average gold price received resulted in a decrease in gold income of $3 million. By-product revenue (excluding equity-accounted joint ventures) of $3 million in 2022 remained unchanged from $3 million in 2021.

Revenue from product sales from the Americas operations decreased by $5 million, from $1,147 million in 2021 to $1,142 million in 2022, mainly as a result of a decrease in by-product revenue, partly offset by an increase in gold income. Gold income increased by $8 million, or one percent, from $1,028 million in 2021 to $1,036 million in 2022. This increase was mainly due to higher ounces of gold sold, partly offset by a decrease in the average gold price received. Gold sold increased by 4,000 ounces, or one percent, from 561,000 ounces in 2021 to 565,000 ounces in 2022, which resulted in an increase in gold income of $10 million. There was an increase in production at Cerro Vanguardia and Serra Grande, partly offset by a decrease in production at AngloGold Ashanti Mineração. For a discussion of the increase in production at the Americas operations during 2022, see “Item 5A: Operating Results—Key factors affecting results—Production in 2022”. The decrease in average gold price received resulted in a decrease in gold income of $2 million. By-product revenue decreased by $13 million, or 11 percent, from $119 million in 2021 to $106 million in 2022, mainly due to a decrease in silver revenue from lower silver production in Argentina.

Revenue from product sales from the Australia operations increased by $77 million, or nine percent, from $894 million in 2021 to $971 million in 2022, mainly as a result of an increase in gold income. Gold income increased by $77 million, or nine percent, from $890 million in 2021 to $967 million in 2022. This increase was mainly due to higher ounces of gold sold, partly offset by a decrease in the average gold price received. Gold sold increased by 44,000 ounces, or nine percent, from 495,000 ounces in 2021 to 539,000 ounces in 2022, which resulted in an increase in gold income of $79 million. There was an increase in production at Tropicana which was partly offset by a decrease in production at Sunrise Dam. For a discussion of the increase in production at the Australia operations during 2022, see “Item 5A: Operating Results—Key factors affecting results—Production in 2022”. The decrease in the average gold price received resulted in a decrease in gold income of $2 million. By-product revenue of $4 million in 2022 remained unchanged from $4 million in 2021.

Cost of sales

Cost of sales increased by $505 million, or 18 percent from $2,857 million in 2021 to $3,362 million in 2022. The increase was primarily due to an increase in cash operating costs by $394 million, or 18 percent, from $2,160 million in 2021 to $2,554 million in 2022, an increase in amortisation of tangible assets by $140 million, or 34 percent, from $411 million in 2021 to $551 million in 2022, an increase in amortisation of right of use assets by $18 million, or 29 percent, from $63 million in 2021 to $81 million in 2022 and an increase in royalties paid by $23 million, or 14 percent, from $162 million in 2021 to $185 million in 2022, mainly due to higher ounces sold. This increase was partly offset by a decrease in environmental rehabilitation and other non-cash costs by $38 million, or 100 percent, from $38 million in 2021 to nil in 2022, an inventory change of $36 million, or 600 percent, from a charge of $6 million in 2021 to a credit of $30 million in 2022, and a decrease in amortisation of intangible assets by $2 million, or 67 percent, from $3 million in 2021 to $1 million in 2022.

The increase in cash operating costs was mainly due to higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, services, other charges, fuel and power costs. Higher labour and contractors’ costs were mainly due to the resumption of stoping activities during 2022 at Obuasi, following the temporary suspension of underground mining activities in 2021 due to a sill pillar incident in May 2021. At Geita, with the acceleration of the heavy mobile equipment (“HME”) fleet rebuilds as the open pit mine expanded, higher underground mining contractors’ costs were incurred. Higher labour and contractors’ costs were also due to shortages of critical skills at certain operations. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, explosives, timber and reagents. Higher fuel and power costs were mainly due to the increase in the average price of Brent Crude oil, which increased from $71 per barrel in 2021 to $97 per barrel in 2022, a $26, or a 37 percent, per barrel increase. The increase in amortisation of tangible assets was mainly due to the Obuasi redevelopment project continuing to ramp up to full production, higher deferred stripping amortisation at Tropicana and Iduapriem, and higher Mineral Reserve development amortisation at Tropicana and Geita. The increase in amortisation of right of use assets was mainly due to the business strategy whereby certain heavy mobile equipment is leased, mainly at the Brazil and Africa operations. The increase in royalties paid primarily arose from an increase in ounces of gold sold in 2022 as compared to 2021. The decrease in environmental rehabilitation and other non-cash costs primarily arose from the changes to restoration provision cash flows in 2022 compared to 2021. The change in restoration provision cash flows was attributable to changes in discount rates due to changes in global economic assumptions, changes in mine plans resulting in a change in cash flows, changes in design of our TSFs in Brazil due to new legal requirements, and changes in the methodology used to calculate such estimates in response to comments from environmental regulatory authorities. The inventory change was mainly due to higher gold on hand at Obuasi, Siguiri, Geita, Tropicana and Sunrise Dam related to the timing of gold pours and shipments, lower amortisation of inventories in Brazil due to the suspension of tailings disposal and processing plant effluents treatment and lower amortisation of inventories at Cerro Vanguardia due to a higher volume of gold in process. The decrease in amortisation of intangible assets was mainly due to lower software and licence expenditure at Obuasi as compared to 2021.

In Africa, cost of sales increased by $354 million, or 21 percent, from $1,650 million in 2021 to $2,004 million in 2022. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, services, other charges, fuel and power costs, royalties paid and amortisation of tangible assets. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, explosives, timber and reagents. Higher fuel and power costs were mainly due to the increase in the price of Brent Crude oil. The increase in cost of sales was partly offset by lower environmental rehabilitation and other non-cash costs and inventory changes in 2022 as compared to 2021.

In the Americas, cost of sales increased by $91 million, or 11 percent, from $822 million in 2021 to $913 million in 2022. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of tangible and right of use assets, services and other charges, power and fuel cost, and write down of inventory. Royalties paid were higher mainly due to an increase in ounces of gold sold in 2022 as compared to 2021. The higher labour and contractors’ costs were mainly due to cost increases resulting from shortages of critical skills. Higher commodity costs were due to an increase in the prices of steel, support and construction materials, explosives, timber and reagents. Higher fuel and power costs were mainly due to the increase in the price of Brent Crude oil. The strengthening of the Brazilian real by four percent against the US dollar further increased costs. The increase in cost of sales was partly offset by lower environmental rehabilitation and other non-cash costs, inventory changes and the weakening of the Argentinean peso by 37 percent against the US dollar, as compared to 2021.

In Australia, cost of sales increased by $43 million, or six percent, from $740 million in 2021 to $783 million in 2022. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, services and other charges, power and fuel costs, amortisation of tangible assets, and royalties paid mainly due to an increase in ounces of gold sold in 2022 as compared to 2021. The higher labour and contractors’ costs were mainly due to shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, explosives, timber and reagents. Higher fuel and power costs were mainly due to the increase in the price of Brent Crude oil. The increase in cost of sales was partly offset by lower environmental rehabilitation and other non-cash costs, and the weakening of the Australian dollar against the US dollar by eight percent as compared to 2021.

Total cash costs

Total cash costs increased by $419 million, or 18 percent, from $2,334 million in 2021 to $2,753 million in 2022. The increase was primarily due to an increase in cash operating costs and royalties paid. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs. The strengthening of the Brazilian real against the US dollar contributed to the increase in total cash costs, which was partly offset by the weakening of local currencies against the US dollar in Australia and Argentina.

Cash operating costs increased by $394 million, or 18 percent, from $2,160 million in 2021 to $2,554 million in 2022, primarily due to higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, services and other charges as well as higher fuel and power costs.

The strengthening of the Brazilian real against the US dollar contributed to the increase in total cash costs, which was partly offset by the weakening of local currencies against the US dollar in Australia and Argentina. Cash operating costs include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs.

Royalties, which are generally calculated as a percentage of revenue, increased by $23 million, or 14 percent, from $162 million in 2021 to $185 million in 2022. The increase was primarily due to an increase in gold sales across all mining operations with the exception of Sunrise Dam, AGA Mineração and Kibali. The increase was partly offset by a decrease in the average gold price received per ounce.

Retrenchment costs

Retrenchment costs included in cost of sales increased by $4 million, or 200 percent, from $2 million in 2021 to $6 million in 2022.

Rehabilitation and other non-cash costs

Environmental rehabilitation and other non-cash costs decreased by $38 million, or a 100 percent, from $38 million in 2021 to nil in 2022. The decrease was mainly due to changes in mine plans resulting in a change in cash flows, changes in the methodology used to calculate such estimates in response to comments from environmental regulatory authorities and changes in global economic assumptions. Lower restoration in Australia was mainly due to the completion of a study into reduced waste capping of waste dumps and TSFs, partly offset by ongoing changes in design of TSFs in Brazil to comply with new legal requirements.

Amortisation of tangible, intangible and right of use assets

Amortisation of tangible, intangible and right of use assets expense increased by $156 million, or 33 percent, from $477 million in 2021 to $633 million in 2022.

Amortisation of tangible assets increased by $140 million, or 34 percent, from $411 million in 2021 to $551 million in 2022. The increase was mainly due to higher amortisation at Iduapriem (mainly due to higher gold production combined with higher deferred stripping amortisation at Teberebie Cut 2a which commenced in 2022), at Tropicana (mainly due to higher deferred stripping amortisation due to mining and depletion of different ore bodies and due to increased capital additions), at Serra Grande (mainly due to higher gold production), at Obuasi (mainly due to higher production and the reset of the useful life for the mining fleet), at Geita (mainly due to the useful life reset done in 2022 for Mineral Reserve development and heavy mining equipment coming into production), at Cerro Vanguardia (mainly due to lower reserves at the end of 2022 compared with at the end of 2021 and higher deferred stripping amortisation) and at Siguiri (mainly due to higher gold production), partially offset by lower amortisation at CdS (mainly due to lower gold production and reduction in asset cost due to the impairment that occurred during 2022) and at Sunrise Dam (mainly due to a decrease in Mineral Reserve development due to strategy focusing on exploration activities).

Amortisation of intangible assets decreased by $2 million, or 67 percent, from $3 million in 2021 to $1 million in 2022, mainly due to lower software and licence expenditure at Obuasi as compared to 2021.

Amortisation of right of use assets increased by $18 million, or 29 percent, from $63 million in 2021 to $81 million in 2022, mainly due to additional lease contracts for heavy mobile equipment entered into at AGA Mineração, Serra Grande and Geita.

Inventory change

Inventory change was a charge of $6 million in 2021 as compared to a credit of $30 million in 2022, which represents a change of $36 million. This change was primarily due to lower cost of unsold gold at Obuasi of $16 million as a result of timing of shipments, lower cost at Siguiri of $5 million and at Geita of $7 million due to an increase in gold on hand, lower cost at the Australian operations of $3 million due to timing of gold pours and shipments, lower amortisation of inventories at the Brazil operations resulting from the suspension of tailings disposal and processing plant effluents treatment of $3 million, and lower amortisation of inventories at Cerro Vanguardia due to a higher volume of gold in process of $5 million. This change was partly offset by an increased cost due to higher sales and higher production in 2022 at Cerro Vanguardia of $3 million.

Impairment, derecognition of assets and profit (loss) on disposal

Impairment, derecognition of assets and profit (loss) on disposal was a profit of $11 million in 2021 as compared to a loss of $304 million in 2022, which represents a change of $315 million. This change was mainly due to the impairment of the Córrego do Sítio mining complex CGU of $189 million (gross of taxation), the impairment of the Serra Grande CGU of $45 million (gross of taxation), the impairment of the Cuiabá CGU of $70 million (gross of taxation) and asset derecognitions at Siguiri, Obuasi and Geita of $4 million, partly offset by disposal of properties held in Brazil of $4 million. For further information on the impairment losses in Brazil during 2022, refer to “Item 5A: Operating Results—Key factors affecting results—Impairment, derecognition of assets and profit (loss) on disposal”.

Other (expenses) income

Other (expenses) income decreased by $110 million, or 81 percent, from an expense of $136 million in 2021 to an expense of $26 million in 2022. The decrease during 2022 was largely due to care and maintenance activities of $45 million incurred in 2021 at the Obuasi mine during the voluntary suspension of underground mining between May and October 2021 following a sill pillar incident, retrenchment and related costs of $18 million incurred in 2021 as part of the transition to the new Operating Model and bond settlement costs of $24 million incurred in 2021 related to the tender offer for, and subsequent redemption of, the $750 million aggregate principal amount of 5.125% notes due 2022, none of which were repeated in 2022. The non-occurrence of the aforementioned costs in 2022 contributed to a decrease in cost of $87 million. Further decreases in other expenses were primarily due to the lower cost of legacy tailings operations, mainly at Obuasi, as a result of fewer activities at such legacy tailings operations, and lower VAT and other duties expensed. These decreases in other expenses were partly offset by higher due diligence project costs during 2022.

Finance costs and unwinding of obligations

Finance costs increased by $9 million, or eight percent, from $110 million in 2021 to $119 million in 2022, mainly due to a decrease in capitalisation of interest against the Obuasi redevelopment project, lower finance costs from borrowings and higher amortisation fees compared to 2021. Unwinding of obligations increased by $24 million, or 400 percent, from $6 million in 2021 to $30 million in 2022, mainly due to an increase in unwinding of other indirect taxes at Geita and non-current receivables at Siguiri as well as higher unwinding on the environmental rehabilitation provisions.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit decreased by $83 million, or 33 percent, from a profit of $249 million in 2021 to a profit of $166 million in 2022, mainly as a result of a decrease in equity earnings of $77 million at Kibali due to lower revenues and higher legal and dividend settlement fees, and $5 million at Rand Refinery (Pty) Limited.

Taxation

A taxation expense of $173 million was recorded in 2022, compared to a taxation expense of $312 million in 2021, which represents a $139 million, or 45 percent, decrease. Charges for current tax in 2022 amounted to $231 million, compared to $248 million in 2021, which represents a $17 million, or seven percent, decrease. The decrease in current tax was mainly due to lower pre-tax profit in Brazil. Charges for deferred tax in 2022 amounted to a deferred tax credit of $58 million, compared to an expense of $64 million in 2021, which represents a $122 million, or 191 percent, decrease. The decrease in deferred tax was mainly due to higher deferred tax assets raised in Ghana and higher impairments in Brazil.

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

Revenue from product sales

Revenue from product sales decreased by $566 million, or 12 percent, from $4,595 million in 2020 to $4,029 million in 2021, mainly as a result of a decrease in gold income, partly offset by an increase in by-product revenue. Gold income decreased by $587 million, or 13 percent, from $4,490 million in 2020 to $3,903 million in 2021. This decrease was mainly due to a decrease in ounces of gold sold, partly offset by an increase in the average gold price received of $18 per ounce. Gold sold decreased by 354,000 ounces, or 14 percent, from 2.470 million ounces in 2020 to 2.116 million ounces in 2021, which resulted in a decrease in gold income of $619 million. The average gold price received increased by $18 per ounce, or one percent, from $1,778 per ounce during 2020 to $1,796 per ounce in 2021, which resulted in an increase in gold income of $32 million. By-product revenue increased by $21 million, or 20 percent, from $105 million in 2020 to $126 million in 2021, mainly due to an increase in revenue from silver.

Revenue from product sales from the Africa operations (excluding equity-accounted joint ventures) decreased by $305 million, or 13 percent, from $2,293 million in 2020 to $1,988 million in 2021, mainly as a result of a decrease in gold income. Gold income (excluding equity-accounted joint ventures) decreased by $305 million, or 13 percent, from $2,290 million in 2020 to $1,985 million in 2021. This decrease was mainly due to lower ounces of gold sold, partly offset by an increase in the average gold price received. Gold sold decreased by 189,000 ounces, or 15 percent, from 1.249 million ounces in 2020 to 1.060 million ounces in 2021, which resulted in a decrease in gold income of $317 million. The decrease was mainly due to lower production from Iduapriem, Obuasi and Geita, partly offset by higher production at Siguiri. For a discussion of the decrease in production at the Africa operations during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”. The increase in the average gold price received resulted in an increase in gold income of $12 million. By-product revenue (excluding equity-accounted joint ventures) of $3 million in 2021 remained unchanged from $3 million in 2020.

Revenue from product sales from the Americas operations decreased by $163 million, or 12 percent, from $1,310 million in 2020 to $1,147 million in 2021, mainly as a result of a decrease in gold income, partly offset by an increase in by-product revenue. Gold income decreased by $183 million, or 15 percent, from $1,211 million in 2020 to $1,028 million in 2021. This decrease was mainly due to lower ounces of gold sold, partly offset by an increase in the average gold price received. Gold sold decreased by 103,000 ounces, or 16 percent, from 664,000 million ounces in 2020 to 561,000 ounces in 2021, which resulted in a decrease in gold income of $194 million. For a discussion of the decrease in production at the Americas operations during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”. The increase in average gold price received resulted in an increase of gold income of $11 million. By-product revenue increased by $20 million, or 20 percent, from $99 million in 2020 to $119 million in 2021, mainly due to an increase in revenue from silver.

Revenue from product sales from the Australia operations decreased by $98 million, or ten percent, from $992 million in 2020 to $894 million in 2021, mainly as a result of a decrease in gold income, partly offset by an increase in by-product revenue. Gold income decreased by $99 million, or ten percent, from $989 million in 2020 to $890 million in 2021. This decrease was mainly due to lower ounces of gold sold, partly offset by an increase in the average gold price received. Gold sold decreased by 62,000 ounces, or 11 percent, from 557,000 million ounces in 2020 to 495,000 ounces in 2021, which resulted in a decrease in gold income of $108 million. For a discussion of the decrease in production at the Australia operations during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”. The increase in the average gold price received resulted in an increase in gold income of $9 million. By-product revenue increased by $1 million, or 33 percent, from $3 million in 2020 to $4 million in 2021, mainly due to an increase in revenue from silver.

Cost of sales

Cost of sales increased by $28 million, or one percent, from $2,829 million in 2020 to $2,857 million in 2021. The increase was primarily due to an increase in cash operating costs by $148 million, or seven percent, from $2,012 million in 2020 to $2,160 million in 2021, an increase in environmental rehabilitation and other non-cash costs by $6 million, or 19 percent, from $32 million in 2020 to $38 million in 2021, and an increase in amortisation of right of use assets by $16 million, or 34 percent, from $47 million in 2020 to $63 million in 2021. The increase was partly offset by a decrease in royalties paid by $19 million, or ten percent, from $181 million in 2020 to $162 million in 2021, a decrease in amortisation of tangible assets of $115 million, or 22 percent, from $526 million in 2020 to $411 million in 2021 and an inventory change of $8 million, or 57 percent, from a charge of $14 million in 2020 to a charge of $6 million in 2021. The increase in cash operating costs was mainly due to higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, COVID-19 pandemic related expenditure, services, other charges, fuel and power costs. Higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills at certain operations. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. Higher fuel and power costs were mainly due to the increase in the average price of Brent Crude oil, which increased from $42 per barrel in 2020 to $71 per barrel in 2021, a $29, or a 69 percent, per barrel increase. The increase in environmental rehabilitation and other non-cash costs primarily arose from the changes to restoration provision cash flows in 2021 compared to 2020. The change in restoration provision cash flows was attributable to changes in discount rates due to changes in global economic assumptions, changes in mine plans resulting in a change in cash flows, changes in design of our TSFs in Brazil due to new legal requirements, and changes in the methodology used to calculate such estimates in response to comments from environmental regulatory authorities. The increase in amortisation of right of use assets was mainly due to an increase in number of right of use assets in 2021 as compared to 2020 largely due to a change in business strategy whereby certain heavy mobile equipment is leased. The decrease in royalties paid primarily arose from a decrease in ounces of gold sold in 2021 as compared to 2020. The decrease in amortisation of tangible assets was mainly due to lower amortisation of waste stripping and lower gold production in 2021 as compared to 2020.

In Africa, cost of sales decreased by $62 million, or five percent, from $1,362 million in 2020 to $1,300 million in 2021. The decrease was mainly due to lower amortisation of waste stripping and lower royalties paid due to a decrease in ounces of gold sold in 2021 as compared to 2020. The decrease in cost of sales was partly offset by an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, environmental rehabilitation and other non-cash costs, amortisation of right of use assets, services and other charges, power and fuel costs and higher ore stockpile adjustments. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel and power costs were mainly due to the increase in the price of Brent Crude oil.

In the Americas, cost of sales increased by $58 million, or eight percent, from $764 million in 2020 to $822 million in 2021. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of right of use assets, services and other charges, power and fuel cost, write down of inventory and environmental rehabilitation and other non-cash costs. The higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil. The increase in cost of sales was partly offset by lower royalties paid due to a decrease in ounces of gold sold in 2021 as compared to 2020, lower amortisation of tangible assets due to a decrease in ounces of gold produced in 2021 as compared to 2020 and the weakening of the local currencies against the US dollar. The Argentinean peso weakened by 35 percent and the Brazilian real by five percent, against the US dollar.

In Australia, cost of sales increased by $35 million, or five percent, from $705 million in 2020 to $740 million in 2021. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of right of use assets, services and other charges, power and fuel costs, ore stockpile adjustments and the strengthening of the Australian dollar against the US dollar by eight percent. The higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil. The increase in cost of sales was partly offset by lower environmental rehabilitation and other non-cash costs, lower amortisation of waste stripping due to lower levels of stripping in 2021 as compared to 2020 and lower royalties paid due to a decrease in ounces of gold sold in 2021 as compared to 2020.

Total cash costs

Total cash costs increased by $128 million, or six percent, from $2,206 million in 2020 to $2,334 million in 2021. The increase was primarily due to an increase in cash operating costs, partly offset by a decrease in royalties paid. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs. The strengthening of the Australian dollar against the US dollar contributed to the increase in total cash costs, which was partly offset by the weakening of local currencies against the US dollar in Brazil and Argentina.

Cash operating costs increased by $148 million, or seven percent, from $2,012 million in 2020 to $2,160 million in 2021, primarily due to higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, COVID-19 pandemic related expenditure, services and other charges as well as higher fuel and power costs. The strengthening of the Australian dollar against the US dollar contributed to the increase in total cash costs, which was partly offset by the weakening of local currencies against the US dollar in Brazil and Argentina. Cash operating costs includes salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs.

Royalties, which are generally calculated as a percentage of revenue, decreased by $19 million, or ten percent, from $181 million in 2020 to $162 million in 2021. The decrease was primarily due to a decrease in gold sales across all mining operations with the exception of Siguiri and Kibali. The decrease was partly offset by an increased average gold price received per ounce.

Retrenchment costs

Retrenchment costs included in cost of sales remained unchanged at $2 million in 2021 as compared to 2020.

Rehabilitation and other non-cash costs

Environmental rehabilitation and other non-cash costs increased by $6 million, or a 19 percent, from $32 million in 2020 to $38 million in 2021. The increase was mainly due to changes in design of TSFs in Brazil to dry-stacked structures to comply with new legal requirements, changes in mine plans resulting in a change in cash flows and changes in the methodology used to calculate such estimates in response to comments from environmental regulatory authorities and changes in global economic assumptions.

Amortisation of tangible, intangible and right of use assets

Amortisation of tangible, intangible and right of use assets expense decreased by $98 million, or 17 percent, from $575 million in 2020 to $477 million in 2021.

Amortisation of tangible assets decreased by $115 million, or 22 percent, from $526 million in 2020 to $411 million in 2021. The decrease was mainly due to lower amortisation at Geita due to lower production and the closure of the Nyankanga Cut 8 open pit in 2021, the reset of useful life in February 2021 for the heavy moving equipment fleet resulting in lower amortisation compared to 2020, and the reset of the useful life in February 2021 for Mineral Reserve development amortisation drivers and lower Mineral Reserve development capital expenditures in 2021 compared to 2020. At Iduapriem, amortisation was lower than in 2020 mainly due to lower production and lower deferred stripping amortisation in 2021 at Teberebie Cut 1 and Cut 3, at AGA Mineração, amortisation was lower mainly due to lower production, and at Tropicana, amortisation was lower mainly due to lower production and lower deferred stripping amortisation, partly offset by higher Mineral Reserve development amortisation. This decrease was partly offset by higher amortisation at Obuasi as the redevelopment project progressed.

Amortisation of intangible assets increased by $1 million, or 50 percent, from $2 million in 2020 to $3 million in 2021, mainly due to higher software and licence expenditure at Obuasi as compared to 2020.

Amortisation of right of use assets increased by $16 million, or 34 percent, from $47 million in 2020 to $63 million in 2021 largely at AGA Mineração, Serra Grande and Geita mainly due to a change in business strategy whereby certain heavy mobile equipment is leased at these operations.

Inventory change

Inventory change decreased from a charge of $14 million in 2020 to a charge of $6 million in 2021, which represents a $8 million, or 57 percent, decrease. This decrease was primarily due to lower cost and amortisation at Cerro Vanguardia of $23 million due to fewer ounces produced and sold than in 2020 and lower cost at Geita of $11 million with fewer ounces produced and sold, partly offset by an inventory valuation upward adjustment at Obuasi of $14 million as a result of timing of shipment.

Impairment, derecognition of assets and profit (loss) on disposal

Impairment, derecognition of assets and profit (loss) on disposal increased by $12 million from a loss of $1 million in 2020 to a profit of $11 million in 2021. During 2021, profit on disposal of assets was $17 million mainly due to the disposal of properties held in Brazil, partly offset by derecognition of assets at Obuasi of $4 million, impairment of assets at the Corporate office of $1 million due to relocation to new premises and impairment of the La Cascada hydroelectric power plant assets at Gramalote of $1 million. This compares to a $1 million loss from real estate activities in Brazil in 2020.

Other (expenses) income

Other (expenses) income increased by $79 million, or 139 percent, from an expense of $57 million in 2020 to an expense of $136 million in 2021. The increase in expenses during 2021 was largely due to care and maintenance activities at the Obuasi mine, retrenchment and related costs, premium on settlement of bonds and a refund from an insurance claim in 2020 which was not repeated in 2021. Underground mining activities were voluntarily suspended between 18 May 2021 and 15 October 2021 at the Obuasi mine, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production. Since the voluntary suspension of underground mining activities, care and maintenance costs of $45 million were incurred at Obuasi during 2021. Retrenchment and related costs of $18 million were incurred during 2021 as part of the transition to the new Operating Model. Bond settlement costs during 2021 related to costs associated with the tender offer for, and subsequent redemption of, the $750 million aggregate principal amount of 5.125% notes due 2022 and amounted to $24 million. These increases in expenses were partly offset by the lower cost of legacy tailings operations, mainly at Obuasi, due to fewer activities at such legacy tailings operations, lower VAT and other duties expensed.

Finance costs and unwinding of obligations

Finance costs decreased by $28 million, or 20 percent, from $138 million in 2020 to $110 million in 2021, mainly due to an increase in capitalisation of interest against the Obuasi redevelopment project, lower finance costs from borrowings and amortisation fees as 2020 included finance costs related to a $1.0 billion standby credit facility not repeated in 2021. Unwinding of obligations decreased by $33 million, or 85 percent, from $39 million in 2020 to $6 million in 2021, mainly due to a decrease in unwinding of other indirect taxes at Geita.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit decreased by $29 million, or ten percent, from a profit of $278 million in 2020 to a profit of $249 million in 2021 mainly as a result of a decrease in equity earnings of $7 million at Kibali and $5 million at Rand Refinery (Pty) Limited, as well as a profit of $19 million on the sale of the Morila and Sadiola mines in Mali during 2020 not repeated in 2021, partly offset by losses of $2 million at Gramalote during 2020 not repeated during 2021.

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

Discontinued operations

A profit from discontinued operations of $7 million was recorded in 2020, which was not repeated in 2021. The profit of $7 million consists of an operating loss after tax of $9 million and an impairment reversal of $16 million. As a result of the sale of the Company’s remaining South African producing assets and related liabilities in September 2020, the South African operations were accounted for as discontinued operations for the year ended and as at 31 December 2020.

Comparison of capital expenditure in 2022, 2021 and 2020

The following table presents capital expenditure data from continuing operations for the AngloGold Ashanti Group for the three-year period ended 31 December 2022:

Capital expenditure data for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2022	2021	2020
			Restated
Capital expenditure	1,118	1,100	795
- Consolidated entities	1,028	1,028	739
- Equity-accounted joint ventures	90	72	56

Comparison of capital expenditure in 2022 with 2021

Total capital expenditure (including equity-accounted joint ventures) increased by $18 million, or two percent, from $1,100 million in 2021 to $1,118 million in 2022. This increase was mainly due to increased expenditure on sustaining capital ($1 million) and non-sustaining project capital ($17 million). AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020 to increase investment in Mineral Reserve development and brownfields exploration. The aim of this investment is to increase the rate of Mineral Reserve conversion, extend the reserve lives of our assets, enhance mining flexibility and further improve our knowledge of the ore bodies in the portfolio.

In Africa (including equity-accounted joint ventures), capital expenditure increased by $70 million, or 14 percent, from $506 million in 2021 to $576 million in 2022. At Iduapriem in Ghana, capital expenditure increased by $41 million from $105 million in 2021 to $146 million in 2022, mainly due to waste stripping at Cut 2 and increased non-sustaining project capital expenditure for work relating to buttressing the TSF, partly offset by lower pre-stripping activities. At Obuasi in Ghana, capital expenditure decreased by $9 million from $168 million in 2021 to $159 million in 2022, mainly due to lower non-sustaining project capital expenditure as construction of Phase 2 of the Obuasi redevelopment project was completed at the end of December 2021. Phase 3 of the Obuasi redevelopment project, which relates principally to capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress. At Siguiri in Guinea, capital expenditure decreased by $11 million from $38 million in 2021 to $27 million in 2022, mainly due to lower non-sustaining project capital expenditure at Block 2 during 2022 and lower stay-in-business capital expenditure due to expenditure relating to the construction of a haul road by Block 2 during 2021 not being repeated in 2022. At Geita in Tanzania, capital expenditure increased by $31 million from $123 million in 2021 to $154 million in 2022, mainly due to an increase in sustaining capital expenditure, partly offset by lower non-sustaining capital expenditure. Sustaining capital expenditure increased mainly due to an increase in deferred stripping, higher stay-in-business capital expenditure and Mineral Reserve development expenditure as the underground portal development at Geita Hill East progressed according to plan. Lower non-sustaining project capital expenditure was mainly due to the Nyamulilima open pit being commissioned during 2022. At Kibali in the DRC, capital expenditure increased by $18 million from $72 million in 2021 to $90 million in 2022, mainly due to increased sustaining capital expenditure on the cyanide recovery plant and increased non-sustaining exploration.

In the Americas, capital expenditure decreased by $24 million, or seven percent, from $346 million in 2021 to $322 million in 2022. In Brazil, AngloGold Ashanti completed the conversion of existing TSFs to dry-stacking facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry-wide requirements to meet regulatory deadlines relating to TSFs. Capital expenditures required in 2022 to implement this new technology amounted to approximately $83 million. At AGA Mineração in Brazil, capital expenditure increased by $4 million from $195 million in 2021 to $199 million in 2022, mainly due to higher sustaining capital expenditure for mine development costs and continuing expenditure on TSFs to meet regulatory requirements. At Serra Grande in Brazil, capital expenditure decreased by $25 million from $82 million in 2021 to $57 million in 2022, mainly due to lower mine development expenditure offset by higher TSF expenditure. At Cerro Vanguardia in Argentina, capital expenditure decreased by $3 million from $69 million in 2021 to $66 million in 2022, mainly due to lower expenditure on TSF embankment raise and lower deferred stripping capital compared to 2021.

In Australia, capital expenditure increased by $17 million, or eight percent, from $185 million in 2021 to $202 million in 2022. At Sunrise Dam in Australia, capital expenditure decreased by $12 million from $62 million in 2021 to $50 million in 2022, mainly due to non-sustaining project capital expenditure incurred on the Golden Delicious open pit growth project having been commissioned in 2021 and not repeated in 2022. At Tropicana in Australia, capital expenditure increased by $30 million from $122 million in 2021 to $152 million in 2022, mainly due to increased non-sustaining project capital expenditure for increased waste mining in the Havana Cutback Project during 2022. At Australia other, capital expenditure decreased by $1 million from $1 million in 2021 to nil in 2022, mainly due to lower exploration equipment expenditure.

In Projects, capital expenditure decreased by $35 million, or 67 percent, from $52 million in 2021 to $17 million in 2022. At Quebradona in Colombia, capital expenditure decreased by $28 million from $33 million in 2021 to $5 million in 2022, mainly due to the higher capitalisation of land and feasibility study costs for the growth project in 2021. At Gramalote in Colombia, capital expenditure decreased by $9 million from $19 million in 2021 to $10 million in 2022, mainly due to the purchase of the

La Cascada property in 2021 and higher feasibility study costs of the growth project in 2021. During 2022, there was no capital expenditure at La Colosa in Colombia. In Nevada, USA, capital expenditure increased by $1 million from nil in 2021 to $1 million in 2022, mainly due to pre-feasibility studies, and purchase of light motor vehicles and land.

At the Corporate Office in Johannesburg, capital expenditure decreased by $10 million from $11 million in 2021 to $1 million in 2022, mainly due to expenditure on new furniture and computer equipment in connection with the relocation of the Corporate Office to a new building having been incurred in 2021 and not being repeated in 2022.

Comparison of capital expenditure in 2021 with 2020

Total capital expenditure (including equity-accounted joint ventures) increased by $304 million, or 38 percent, from $796 million in 2020 to $1,100 million in 2021. This increase was mainly due to increased expenditure on sustaining capital ($281 million) and non-sustaining project capital ($23 million). AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020 to increase investment in Mineral Reserve development and brownfields exploration. The aim of this investment is to increase the rate of Mineral Reserve conversion, extend the reserve lives of our assets, enhance mining flexibility and further improve our knowledge of the ore bodies in the portfolio.

In Africa (including equity-accounted joint ventures), capital expenditure increased by $71 million, or 16 percent, from $435 million in 2020 to $506 million in 2021. At Iduapriem in Ghana, capital expenditure increased by $45 million from $60 million in 2020 to $105 million in 2021, mainly due to higher pre-stripping activities and stay-in-business capital expenditure. At Obuasi in Ghana, capital expenditure increased by $38 million from $130 million in 2020 to $168 million in 2021, mainly due to a change in scoping activities, the commissioning and ramping up of underground activities and the start of Phase 3 of the Obuasi redevelopment project. Phase 2 construction was completed at the end of December 2021. At Siguiri in Guinea, capital expenditure increased by $8 million from $30 million in 2020 to $38 million in 2021, mainly due to increased stay-in-business capital expenditure incurred to construct a haul road by Block 2. At Geita in Tanzania, capital expenditure increased by $36 million from $87 million in 2020 to $123 million in 2021, mainly due to an increase in non-sustaining project capital expenditure with the start of the Nyamulilima project, an increase in non-sustaining exploration costs, partly offset by lower stay-in-business capital expenditure mainly related to Mineral Reserve development expenditure. At Kibali in the DRC, capital expenditure increased by $20 million from $52 million in 2020 to $72 million in 2021, mainly due to higher deferred stripping and non-sustaining project capital expenditure.

In the Americas, capital expenditure increased by $178 million, or 106 percent, from $168 million in 2020 to $346 million in 2021. In Brazil, AngloGold Ashanti continued its investment to convert existing TSFs to dry-stacking facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry-wide requirements to meet regulatory deadlines relating to TSFs. Capital expenditures required in 2021 to implement this new technology amounted to approximately $140 million. At AGA Mineração in Brazil, capital expenditure increased by $92 million from $103 million in 2020 to $195 million in 2021, mainly due to higher mine development costs and higher expenditure on TSFs. At Serra Grande in Brazil, capital expenditure increased by $49 million from $33 million in 2020 to $82 million in 2021, mainly due to higher mine development and TSF expenditures. At Cerro Vanguardia in Argentina, capital expenditure increased by $38 million from $31 million in 2020 to $69 million in 2021, mainly due to higher expenditure on TSF embankment raise and higher deferred stripping capital.

In Australia, capital expenditure increased by $42 million, or 29 percent, from $143 million in 2020 to $185 million in 2021. At Sunrise Dam in Australia, capital expenditure increased by $9 million from $53 million in 2020 to $62 million in 2021, mainly due to non-sustaining project capital expenditure incurred on the Golden Delicious open pit growth project. At Tropicana in Australia, capital expenditure increased by $33 million from $89 million in 2020 to $122 million in 2021, mainly due to higher deferred stripping, Mineral Reserve and other stay-in-business capital expenditure, as well as increased non-sustaining project capital expenditure with the approval of the Havana Cutback Project in 2021. At Australia other, capital expenditure increased by $1 million from nil in 2020 to $1 million in 2021, mainly due to exploration equipment expenditure.

In Projects, capital expenditure increased by $3 million, or six percent, from $49 million in 2020 to $52 million in 2021. At Quebradona in Colombia, capital expenditure decreased by $7 million from $40 million in 2020 to $33 million in 2021, mainly due to the higher capitalisation of land for the growth project in 2020. At Gramalote in Colombia, capital expenditure increased by $10 million from $9 million in 2020 to $19 million in 2021, mainly due to higher feasibility study costs of the growth project. During 2021, there was no capital expenditure at La Colosa in Colombia or in Nevada, USA.

At the Corporate Office in Johannesburg, capital expenditure increased by $9 million from $2 million in 2020 to $11 million in 2021, mainly due to expenditure on new furniture and computer equipment in connection with the relocation of the Corporate Office to a new building.

Comparison of operating performance on a segment basis for 2022, 2021 and 2020

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided.

Gold income

(in millions)	Year ended 31 December
	2022		2021		2020
	$	percent	$	percent	$	percent
					Restated
Geographical analysis of gold income by origin is as follows:
Africa	2,981	68	2,644	68	2,937	60
Australia	967	22	890	23	989	20
Americas	1,036	24	1,028	26	1,211	25
	4,984		4,562		5,137
Less : Associates and equity-accounted joint ventures included above	(596)	(14)	(659)	(17)	(647)	(13)
Continuing operations	4,388		3,903		4,490
Discontinued operations	—	—	—	—	408	8
	4,388	100	3,903	100	4,898	100

Assets

(in millions)	Year ended 31 December
	2022		2021		2020
	$	percent	$	percent	$	percent
			Restated		Restated
Geographical analysis of assets by origin is as follows:
Africa	4,083	51	4,226	53	3,989	52
Australia	960	12	1,034	13	1,044	13
Americas	1,406	17	1,573	20	1,370	18
Projects (1)	872	11	313	4	256	3
Other, including non-gold producing subsidiaries	751	9	854	10	1,046	14
Total assets	8,072	100	8,000	100	7,705	100

(1) A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new Operating Model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

At 31 December 2022, 31 December 2021 and 31 December 2020, none of AngloGold Ashanti’s producing assets were located in South Africa, compared with ten percent at 31 December 2019, as a result of the sale of the Company’s remaining South African producing assets and related liabilities to Harmony in September 2020. The remaining operations collectively accounted for approximately 100 percent of AngloGold Ashanti’s total assets at 31 December 2022 compared to 90 percent at the end of the same period in 2019.

Non-GAAP analysis

All-in sustaining costs and all-in costs

During 2018, the World Gold Council (“WGC”), an industry body, published an updated Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides in this annual report on Form 20-F, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is a non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the dollar value of this cost metric by the ounces of gold sold. “All-in costs” is a non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the dollar value of this cost metric by the ounces of gold sold.

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

“Total cash costs net of by-product revenue” as calculated and reported by AngloGold Ashanti include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

Average gold price received per ounce

“Average gold price received per ounce” is a non-GAAP measure which gives an indication of revenue earned per unit of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot gold price. This metric is calculated by dividing attributable gold income (price received) by attributable ounces of gold sold.

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

Reconciliations

A reconciliation of gold income as included in the Company’s audited financial statements to “average gold price received per ounce” for each of the three years in the period ended 31 December 2022 is presented on a total basis in the table below.

Average gold price received per ounce for AngloGold Ashanti	Year ended 31 December
	2022	2021	2020
			Restated
Gold income (million US dollars)	4,388	3,903	4,490
Adjusted for non-controlling interests (million US dollars)	(112)	(103)	(95)
	4,276	3,800	4,395
Associates and joint ventures’ share of gold income including realised non-hedge derivatives (million US dollars)	596	659	647
Attributable gold income (million US dollars)	4,872	4,459	5,042
Attributable gold sold - oz (000)	2,717	2,483	2,835
Average gold price received per ounce ($/oz)	1,793	1,796	1,778

A reconciliation of cost of sales as included in the Company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three years in the period ended 31 December 2022 is presented on a total and segment basis in the tables below starting on page 173. In addition, the Company has provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

The following table presents selected total operating data from continuing operations for the AngloGold Ashanti Group for the three-year period ended 31 December 2022:

Operating data for AngloGold Ashanti operations - Total	Year ended 31 December
(continuing operations)	2022	2021	2020
			Restated
Cost of sales (million US dollars) - Subsidiaries	3,362	2,857	2,829
Cost of sales (million US dollars) - Joint Ventures	342	350	340
All-in sustaining costs per ounce ($/oz) - Subsidiaries(1)	1,439	1,441	1,082
All-in sustaining costs per ounce ($/oz) - Joint Ventures(1)	979	856	810
All-in costs per ounce ($/oz) - Subsidiaries(1)	1,658	1,695	1,259
All-in costs per ounce ($/oz) - Joint Ventures(1)	1,075	900	824
Total cash costs per ounce ($/oz) - Subsidiaries(1)	1,066	1,017	836
Total cash costs per ounce ($/oz) - Joint Ventures(1)	725	647	629

(1)“All-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” are non-GAAP measures. For a detailed reconciliation of “all-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” for the Company’s total operations for each of the three years in the period ended 31 December 2022, refer to the relevant “AngloGold Ashanti operations - Total” tables below.

Comparison of operating performance on a segment basis in 2022 with 2021

Cost of sales

In Africa - Subsidiaries, cost of sales increased by $362 million, or 28 percent, from $1,300 million in 2021 to $1,662 million in 2022. The increase was largely due to an increase in labour and contractors’ costs, commodity prices, consumable stores, services, other charges, fuel and power costs, royalties paid and amortisation of tangible assets. Higher fuel and power costs were mainly due to the increase in the average price of Brent Crude oil, which increased from $71 per barrel in 2021 to $97 per barrel in 2022, a $26, or a 37 percent, per barrel increase. COVID-19 continued to present challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices, but to a lesser extent than in 2021.

At Iduapriem in Ghana, cost of sales increased by $76 million, or 32 percent, from $238 million in 2021 to $314 million in 2022. Cost of sales at Iduapriem increased year-on-year mainly due to higher amortisation of tangible assets as a result of higher production and higher capital expenditure in 2022. This increase in cost of sales was partly offset by lower environmental rehabilitation and other non-cash costs in 2022.

At Obuasi in Ghana, cost of sales increased by $102 million, or 62 percent, from $164 million in 2021 to $266 million in 2022. Cost of sales at Obuasi increased year-on-year mainly due to the resumption of stoping activities during 2022, following the temporary suspension of underground stoping activities in 2021 due to a sill pillar incident in May 2021. Amortisation of heavy mobile equipment increased mainly due to the reset of the useful life of the mining fleet and Mineral Reserve development amortisation increased as the assets were transferred from being under construction to Mineral Reserve development assets in 2022. Royalties paid were higher due to higher ounces of gold sold in 2022. Phase 3 of the Obuasi redevelopment project, which relates principally to capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continued to progress. This increase in cost of sales was partly offset by lower environmental rehabilitation and other non-cash costs, and favourable gold inventory movements due to the lower cost of unsold gold with the timing of gold shipments.

At Siguiri in Guinea, cost of sales increased by $78 million, or 19 percent, from $410 million in 2021 to $488 million in 2022. Cost of sales at Siguiri increased year-on-year mainly due to higher fuel costs and an unfavourable movement in the exchange rate of the Guinean franc against the US dollar. This increase in cost of sales was partly offset by lower environmental rehabilitation and other non-cash costs.

At Geita in Tanzania, cost of sales increased by $106 million, or 22 percent, from $488 million in 2021 to $594 million in 2022. Cost of sales at Geita increased year-on-year mainly due to higher fuel costs, increased engineering costs from the acceleration of HME fleet rebuilds as the open pit mine expanded, as well as higher underground mining contractors’ costs and higher royalties paid. Mineral Reserve development amortisation increased mainly due to a variation in the expenditure pattern which did not occur in 2021. Amortisation of leases increased mainly due to contract modifications in 2022. Amortisation of tangible assets increased mainly due to a reset of the amortisation drivers early in 2022. This increase in cost of sales was partly offset by lower inventory costs.

In Africa - Joint Ventures, cost of sales decreased by $8 million, or two percent, from $350 million in 2021 to $342 million in 2022. The decrease was mainly due to lower amortisation of tangible assets, favourable movements in stockpiles and lower royalties paid due to a decrease in ounces sold, partly offset by higher fuel costs. The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2022.

In the Americas, cost of sales increased by $91 million, or 11 percent, from $822 million in 2021 to $913 million in 2022. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of right of use assets, services and other charges, power and fuel cost, and write down of inventory, and the strengthening of the Brazilian real against the US dollar. The higher labour and contractors’ costs were mainly due to challenges relating to shortages of critical skills. Higher commodity costs were mainly due to increases in the prices of steel, support and construction materials, explosives, timber and reagents. COVID-19 continued to present challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices, but to a lesser extent than in 2021. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil. The increase was partly offset by lower environmental rehabilitation and other non-cash costs in 2022 as compared with 2021 as well as the weakening of the Argentinean peso against the US dollar.

At AGA Mineração in Brazil, cost of sales increased by $42 million, or ten percent, from $435 million in 2021 to $477 million in 2022. Cost of sales at AGA Mineração increased year-on-year mainly due to higher commodity prices (oil, iron ore and construction materials) and higher costs of services, fuel, power and labour, write down of inventory, and a four percent strengthening of the Brazilian real against the US dollar.

At Serra Grande in Brazil, cost of sales increased by $39 million, or 32 percent, from $123 million in 2021 to $162 million in 2022. Cost of sales at Serra Grande increased year-on-year mainly due to higher commodity prices, higher cost of labour, consumables, fuel and power as well as activity changes primarily caused by various production challenges encountered during 2022. Cost of sales was further increased by a four percent strengthening of the Brazilian real against the US dollar.

At Cerro Vanguardia in Argentina, cost of sales increased by $12 million, or five percent, from $261 million in 2021 to $273 million in 2022. Cost of sales at Cerro Vanguardia increased year-on-year mainly due to higher salary increases, fuel costs, higher materials consumption (such as fuel, explosives, and spare parts) because of higher tonnes mined. This increase was partly offset by a 37 percent weakening of the Argentinean peso against the US dollar, and favourable inventory change movements.

In the Americas other segment, cost of sales decreased by $2 million, or 67 percent, from $3 million in 2021 to $1 million in 2022.

In Australia, cost of sales increased by $43 million, or six percent, from $740 million in 2021 to $783 million in 2022. The increase was mainly due to an increase in mining contractors’ costs, commodity prices, logistics costs, consumable stores, services and other charges, power and fuel costs, gold in process adjustments, deferred stripping amortisation and amortisation of mining assets. This increase was partly offset by an eight percent weakening of the Australian dollar against the US dollar. The higher mining contractors’ costs were mainly due to cost increases resulting from challenges with shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, explosives, timber and reagents. COVID-19 continued to present challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices, but to a lesser extent than in 2021. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil. The increase in deferred stripping amortisation was mainly due to the mining and depletion of different ore bodies. The increase in the amortisation of mining assets was mainly due to higher production in 2022 compared with 2021. These increases were partly offset by a decrease in environmental rehabilitation and other non-cash costs in 2022.

At Sunrise Dam in Australia, cost of sales increased by $7 million, or two percent, from $364 million in 2021 to $371 million in 2022. Cost of sales at Sunrise Dam increased year-on-year primarily due to higher mining contractors’ costs (mainly higher cost of labour due to critical skill shortages), and higher fuel and mining costs. This increase was partly offset by a lower cost of gold inventory changes due to timing of gold pours and shipments.

At Tropicana in Australia, cost of sales increased by $36 million, or ten percent, from $346 million in 2021 to $382 million in 2022. Cost of sales at Tropicana increased year-on-year mainly due to higher mining contractors’ costs (mainly higher cost of labour due to critical skill shortages), consumable stores, service costs, fuel and power costs, gold inventory changes, royalties paid and higher Mineral Reserve development and deferred stripping amortisation. This increase was partly offset by lower environmental rehabilitation and other non-cash costs and ore stockpile movements.

Overall, the subsidiaries’ cost of sales increased by $505 million, or 18 percent, from $2,857 million in 2021 to $3,362 million in 2022. The increase was primarily due to an increase in cash operating costs by $394 million, or 18 percent, from $2,160 million in 2021 to $2,554 million in 2022, an increase in royalties paid by $23 million, or 14 percent, from $162 million in 2021 to $185 million in 2022, an increase in amortisation of tangible assets of $140 million, or 34 percent, from $411 million in 2021 to $551 million in 2022, an increase in amortisation of right of use assets of $18 million, or 29 percent, from $63 million in 2021 to $81 million in 2022. This increase was partly offset by an inventory change of $36 million, from a charge of $6 million in 2021 to a credit of $30 million in 2022, and a decrease in environmental rehabilitation and other non-cash costs of $38 million, or 100 percent, from $38 million in 2021 to nil in 2022. The increase in cash operating costs was primarily due to higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, services and other charges as well as fuel and power costs in 2022 compared to 2021. The increase in royalties paid was mainly due to higher ounces sold in 2022 compared to 2021. The increase in amortisation of tangible assets was mainly due to the Obuasi redevelopment project continuing to ramp up to full production, higher deferred stripping amortisation at Tropicana and Iduapriem, and higher Mineral Reserve development amortisation at Tropicana and Geita in 2022 compared to 2021. The increase in amortisation of right of use assets was mainly due to a change in business strategy whereby certain heavy mobile equipment is leased, mainly at the Brazil operations. The decrease in inventory change was mainly due to lower amortisation of inventories resulting from the suspension of tailings disposal and processing plant effluents treatment. The decrease in environmental rehabilitation and other non-cash costs was mainly due to changes to restoration provision cash flows, lower costs and discount rates in 2022 compared to 2021.

All-in sustaining costs per ounce

In Africa - Subsidiaries, all-in sustaining costs increased by $27 per ounce, or two percent, from $1,264 per ounce in 2021 to $1,291 per ounce in 2022. This increase was mainly due to an increase in cost of sales and an increase in sustaining capital expenditure, partly offset by an increase in ounces of gold sold. For a discussion of the increase in cost of sales in Africa - Subsidiaries during 2022, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021—Cost of sales”. Sustaining capital expenditure in Africa - Subsidiaries increased as the region continued to implement its reinvestment programme. At Iduapriem in Ghana, sustaining capital expenditure decreased year-on-year mainly due to lower pre-stripping expenditure in Cut 2. At Obuasi in Ghana, sustaining capital expenditure increased year-on-year mainly due to the ongoing progress of Phase 3 of the Obuasi redevelopment project, which relates principally to capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas. At Siguiri in Guinea, sustaining capital expenditure increased year-on-year mainly due to increased stay-in-business capital expenditure in 2022. At Geita, sustaining capital expenditure increased year-on-year mainly due to higher deferred stripping activities, stay-in-business capital expenditure and Mineral Reserve development capital expenditure. Gold sold in Africa - Subsidiaries increased by 221,000 ounces, or 21 percent, from 1.060 million ounces in 2021 to 1.281 million ounces in 2022. The increase was largely due to higher production across all operations in Africa other than Kibali. For a discussion of the increase in production at the Africa operations (other than Kibali) during 2022, see “Item 5A: Operating Results—Key factors affecting results—Production in 2022”.

In Africa - Joint Ventures, all-in sustaining costs increased by $123 per ounce, or 14 percent, from $856 per ounce in 2021 to $979 per ounce in 2022. This increase was mainly due to an increase in sustaining capital expenditure and lower ounces of gold sold, partly offset by lower cost of sales. For a discussion of the decrease in cost of sales in Africa - Joint Ventures during 2022, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021—Cost of sales”. Sustaining capital expenditure in Africa - Joint Ventures increased mainly due to higher stay-in-business capital expenditure. Gold sold in Africa - Joint Ventures decreased by 35,000 ounces, or ten percent, from 367,000 ounces in 2021 to 332,000 ounces in 2022. The decrease was mainly due to lower production from Kibali. For a discussion of the decrease in production at Kibali during 2022, see “Item 5A: Operating Results—Key factors affecting results—Production in 2022”.The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2022.

In the Americas, all-in sustaining costs increased by $136 per ounce, or 9 percent, from $1,582 per ounce in 2021 to $1,718 per ounce in 2022. This increase was mainly due to an increase in cost of sales, partly offset by lower sustaining capital expenditure and higher ounces of gold sold. For a discussion of the increase in cost of sales in the Americas during 2022, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021—Cost of sales”. Sustaining capital expenditure in the Americas decreased as the region had lower investment in TSF projects in 2022 as compared to 2021. At AGA Mineração in Brazil, sustaining capital expenditure increased year-on-year mainly due to higher Mineral Reserve development expenditures. At Serra Grande in Brazil, sustaining capital expenditure decreased year-on-year mainly due to lower TSF expenditures, partly offset by higher Mineral Reserve development expenditures. At Cerro Vanguardia in Argentina, sustaining capital expenditure decreased year-on-year mainly due to lower expenditure on TSFs in 2022, partly offset by higher deferred stripping capital and Mineral Reserve development expenditures in 2022. Gold sold in the Americas increased by 4,000 ounces, or one percent, from 561,000 ounces in 2021 to 565,000 ounces in 2022. This increase was mainly due to higher production from Serra Grande and Cerro Vanguardia, partly offset by lower production from AGA Mineração. For a discussion of the increase in production at the Americas operations during 2022, see “Item 5A: Operating Results—Key factors affecting results—Production in 2022”.

In Australia, all-in sustaining costs decreased by $155 per ounce, or ten percent, from $1,500 per ounce in 2021 to $1,345 per ounce in 2022. The decrease was mainly due to lower sustaining capital expenditure and an increase in ounces of gold sold, partly offset by an increase in cost of sales. For a discussion of the increase in cost of sales in Australia during 2022, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021—Cost of sales”. Sustaining capital expenditure decreased in Australia mainly due to lower stripping and pre-stripping expenditure. At Sunrise

Dam in Australia, sustaining capital expenditure increased year-on-year mainly due to the camp extension. At Tropicana in Australia, sustaining capital expenditure decreased year-on-year mainly due to lower deferred stripping and pre-stripping expenditure due to mining different ore bodies and at different phases to 2021. Gold sold in Australia increased by 44,000 ounces, or 9 percent, from 495,000 ounces in 2021 to 539,000 ounces in 2022. This increase was mainly due to higher production at Sunrise Dam and Tropicana. For a discussion of the increase in production at the Australia operations during 2022, see “Item 5A: Operating Results—Key factors affecting results—Production in 2022”.

All-in costs per ounce

In Africa - Subsidiaries, all-in costs decreased by $82 per ounce, or five percent, from $1,516 per ounce in 2021 to $1,434 per ounce in 2022. This decrease was mainly due to an increase in gold sold, lower non-sustaining project capital expenditure and lower care and maintenance costs, partly offset by higher all-in sustaining costs. At Obuasi in Ghana, Phase 3 of the Obuasi redevelopment project, which relates principally to capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress. Care and maintenance activities of $45 million incurred in 2021 at the Obuasi mine during the voluntary suspension of underground mining between May and October 2021 following a sill pillar incident were not repeated in 2022. Non-sustaining project capital expenditure at Obuasi was lower mainly due to different project scopes and cash flows. This decrease was largely offset by higher non-sustaining project capital expenditure at Iduapriem in Ghana mainly due to increased TSF investment in 2022. For a discussion of the increase in ounces of gold sold in Africa - Subsidiaries during 2022, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021—All-in sustaining costs per ounce”.

In Africa - Joint Ventures, all-in costs increased by $175 per ounce, or 19 percent, from $900 per ounce in 2021 to $1,075 per ounce in 2022. This increase was mainly due to an increase in all-in sustaining costs and higher non-sustaining project capital expenditure, and lower gold sold. For a discussion of the decrease in ounces of gold sold in Africa - Joint Ventures during 2022, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021—All-in sustaining costs per ounce”. The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2022.

In the Americas, all-in costs decreased by $83 per ounce, or 4 percent, from $1,858 per ounce in 2021 to $1,775 per ounce in 2022. This decrease was mainly due to higher ounces of gold sold and lower non-sustaining exploration and study cost expenditure at the Colombian and Nevada growth projects, partly offset by higher all-in sustaining costs. For a discussion of the increase in ounces of gold sold in the Americas during 2022, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021—All-in sustaining costs per ounce”.

In Australia, all-in costs decreased by $94 per ounce, or 5 percent, from $1,725 per ounce in 2021 to $1,631 per ounce in 2022. This decrease was mainly due to lower all-in sustaining costs, lower non-sustaining exploration and study costs relating to growth deposits at Sunrise Dam and Tropicana, and higher ounces of gold sold, partly offset by higher non-sustaining project capital expenditure at Tropicana on the Havana cutback project. For a discussion of the increase in ounces of gold sold in Australia during 2022, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2022 with 2021—All-in sustaining costs per ounce”.

Total cash costs per ounce

The currencies of Argentina and Australia were, on average, weaker against the US dollar during 2022 as compared to 2021, which positively impacted total cash costs per ounce for 2022. This positive impact was partly offset by the currency of Brazil being, on average, stronger against the US dollar during 2022 as compared to 2021. Total production in 2022 was higher as compared to 2021, which positively impacted total cash costs per ounce for 2022. For a discussion of production during 2022, see “Item 5A: Operating Results—Key factors affecting results—Production in 2022”.

In Africa - Subsidiaries, total cash costs per ounce increased by $32 per ounce, or three percent, from $991 per ounce in 2021 to $1,023 per ounce in 2022. The increase was mainly due to an increase in total cash costs, partly offset by a 244,000 ounce increase in production.

At Iduapriem in Ghana, total cash costs per ounce decreased by $111 per ounce, or ten percent, from $1,081 per ounce in 2021 to $970 per ounce in 2022. Total cash costs per ounce decreased year-on-year mainly due to higher production and favourable movements in stockpiles, partly offset by an increase in fuel costs and higher royalties paid.

At Obuasi in Ghana, total cash costs per ounce decreased by $198 per ounce, or 18 percent, from $1,112 per ounce in 2021 to $914 per ounce in 2022. Total cash costs per ounce decreased year-on-year mainly due to higher production.

At Siguiri in Guinea, total cash costs per ounce increased by $119 per ounce, or ten percent, from $1,200 per ounce in 2021 to $1,319 per ounce in 2022. Total cash costs per ounce increased year-on-year mainly due to higher fuel costs and an unfavourable movement in the exchange rate of the Guinean franc against the US dollar, partly offset by an increase in production.

At Geita in Tanzania, total cash costs per ounce increased by $122 per ounce, or 15 percent, from $822 per ounce in 2021 to $944 per ounce in 2022. Total cash costs per ounce increased year-on-year mainly due to higher fuel costs, increased engineering costs from the heavy mining equipment maintenance as the open-pit mine expanded, as well as higher underground mining contractors’ costs and higher royalties paid. This increase was partly offset by higher gold production.

In Africa - Joint Ventures, total cash costs per ounce increased by $78 per ounce, or 12 percent, from $647 per ounce in 2021 to $725 per ounce in 2022. The increase was mainly due to lower production and higher fuel costs, partly offset by favourable movements in stockpiles and lower royalties paid. The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2022.

In the Americas, total cash costs per ounce increased by $157 per ounce, or 17 percent, from $921 per ounce in 2021 to $1,078 per ounce in 2022. The increase was mainly due to an increase in total cash costs, partly offset by a 10,000 ounce increase in production.

At AGA Mineração in Brazil, total cash costs per ounce increased by $230 per ounce, or 27 percent, from $858 per ounce in 2021 to $1,088 per ounce in 2022 . Total cash costs per ounce were higher year-on-year mainly due to lower production, higher fuel costs, lower by-product revenue, unfavourable movement in inventories, repair costs incurred in the second half of 2022 due to extreme weather earlier in 2022, and an unfavourable movement in the exchange rate of the Brazilian real against the US dollar.

At Serra Grande in Brazil, total cash costs per ounce increased by $163 per ounce, or 14 percent, from $1,192 per ounce in 2021 to $1,355 per ounce in 2022. Total cash costs per ounce increased year-on-year mainly due to higher fuel costs, higher royalties paid and an unfavourable movement in the exchange rate of the Brazilian real against the US dollar, partly offset by higher production.

At Cerro Vanguardia in Argentina, total cash costs per ounce increased by $19 per ounce, or two percent, from $894 per ounce in 2021 to $913 per ounce in 2022. Total cash costs per ounce were higher year-on-year mainly due to higher fuel costs, higher materials consumption (such as fuel, explosives, and spare parts) as a result of higher tonnes mined and lower by-product revenue due to lower silver sales. This increase was partly offset by higher gold production and a favourable movement in the exchange rate of the Argentinean peso against the US dollar.

In Australia, total cash costs per ounce decreased by $39 per ounce, or three percent, from $1,196 per ounce in 2021 to $1,157 per ounce in 2022, primarily due to a 44,000 ounce increase in production, partly offset by an increase in total cash costs.

At Sunrise Dam in Australia, total cash costs per ounce increased by $81 per ounce, or six percent, from $1,321 per ounce in 2021 to $1,402 per ounce in 2022. Total cash costs per ounce were higher year-on-year primarily due to higher fuel and mining costs, partly offset by a favourable movement in the exchange rate of the Australian dollar against the US dollar.

At Tropicana in Australia, total cash costs per ounce decreased by $106 per ounce, or 11 percent, from $987 per ounce in 2021 to $881 per ounce in 2022. Total cash costs per ounce decreased year-on-year mainly due to higher gold production, lower mining costs related to an increase in ore mining volumes in the Boston Shaker open pit and underground mine, a favourable movement in ore stockpiles and a favourable movement in the exchange rate of the Australian dollar against the US dollar, partly offset by higher fuel costs and higher royalties paid.

Overall the subsidiaries’ total cash costs per ounce increased by $49, or five percent, from $1,017 per ounce in 2021 to $1,066 per ounce in 2022. The increase was mainly due to an increase in total cash costs partly offset by a 298,000 ounce increase in production.

Comparison of operating performance on a segment basis in 2021 with 2020

Cost of sales

In Africa - Subsidiaries, cost of sales decreased by $62 million, or five percent, from $1,362 million in 2020 to $1,300 million in 2021. The decrease was mainly due to a significant amount of waste stripping capitalised, a decrease in royalties paid due to lower ounces of gold sold in 2021 and improved efficiencies, partly offset by an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, environmental rehabilitation and other non-cash costs, amortisation of right of use assets, services and other charges, power and fuel costs and higher ore stockpile adjustments. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. Higher fuel and power costs were mainly due to the increase in the average price of Brent Crude oil, which increased from $42 per barrel in 2020 to $71 per barrel in 2021, a $29, or a 69 percent, per barrel increase.

At Iduapriem in Ghana, cost of sales decreased by $42 million, or 15 percent, from $280 million in 2020 to $238 million in 2021. Cost of sales at Iduapriem decreased year-on-year mainly due to a significant amount of waste stripping capitalised at

Teberebie Cut 2 in 2021 compared to 2020, together with a decrease in royalties paid due to lower ounces of gold sold and an inventory change due to ore stockpile movements.

At Obuasi in Ghana, cost of sales in 2021 remained unchanged from 2020 at $164 million. Phase 1 of the Obuasi redevelopment project commenced commercial production from 1 October 2020. Underground mining activities were voluntarily suspended between 18 May 2021 and 15 October 2021 at the Obuasi mine, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production and related cost of sales. Since the voluntary suspension of underground mining activities, care and maintenance costs of $45 million were incurred at Obuasi during 2021.

At Siguiri in Guinea, cost of sales increased by $33 million, or nine percent, from $377 million in 2020 to $410 million in 2021. Cost of sales at Siguiri increased year-on-year mainly as a result of additional volumes of ore mined resulting in higher operating costs, increases on fuel and reagent costs, and higher royalties paid from additional volumes sold in 2021.

At Geita in Tanzania, cost of sales decreased by $54 million, or ten percent, from $542 million in 2020 to $488 million in 2021. Cost of sales at Geita decreased year-on-year mainly due to lower royalties paid and improved efficiencies in that more open pit tonnes were mined in 2021 at a lower rate per tonne than in 2020. This decrease was partly offset by lower grades as well as the depletion of ore stockpiles in 2021 compared to an increase in ore stockpiles during 2020.

In Africa - Joint Ventures, cost of sales increased by $10 million, or three percent, from $340 million in 2020 to $350 million in 2021. The increase was mainly due to lower open-pit recovered grades, unfavourable movements in stockpiles, higher royalties paid due to an increase in the average gold price received, and additional reagent consumption costs, as compared to 2020. The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2021.

In the Americas, cost of sales increased by $58 million, or eight percent, from $764 million in 2020 to $822 million in 2021. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of right of use assets, services and other charges, power and fuel cost, write down of inventory and environmental rehabilitation and other non-cash costs. The higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil. The increase in cost of sales was partly offset by lower royalties paid due to lower ounces of gold sold in 2021 as compared to 2020, lower amortisation of tangible assets due to lower ounces of gold produced in 2021 as compared to 2020 as well as the weakening of the local currencies against the US dollar.

At AGA Mineração in Brazil, cost of sales increased by $43 million, or 11 percent, from $392 million in 2020 to $435 million in 2021. Cost of sales at AGA Mineração increased year-on-year mainly due to higher commodity prices (oil, iron ore and construction materials) and higher costs of services and labour. This increase was partly offset by lower royalties paid due to lower ounces of gold sold and a five percent weakening of the Brazilian real against the US dollar.

At Serra Grande in Brazil, cost of sales increased by $22 million, or 22 percent, to $123 million in 2021 from $101 million in 2020. Cost of sales at Serra Grande increased year-on-year mainly due to higher commodity prices and higher cost of services and labour as well as inefficiencies primarily caused by higher absenteeism due to COVID-19 and various production challenges encountered during 2021. This increase was partly offset by a five percent weakening of the Brazilian real against the US dollar.

At Cerro Vanguardia in Argentina, cost of sales decreased by $8 million, or three percent, from $269 million in 2020 to $261 million in 2021. Cost of sales at Cerro Vanguardia decreased year-on-year mainly due to a 35 percent weakening of the Argentinean peso against the US dollar, and favourable inventory change movements. This decrease was partly offset by higher salary increases, additional costs relating to COVID-19 tests and other related medical costs in line with COVID-19 protocols and higher materials consumption (such as fuel, explosives and spare parts) as a result of higher tonnes mined.

In the Americas other segment, cost of sales increased by $1 million, or 50 percent, from $2 million in 2020 to $3 million in 2021.

In Australia, cost of sales increased by $35 million, or five percent, from $705 million in 2020 to $740 million in 2021. The increase was mainly due to an increase in labour and contractors’ costs, commodity prices, logistics costs, consumable stores, amortisation of right of use assets, services and other charges, power and fuel costs, ore stockpile adjustments and the strengthening of the Australian dollar against the US dollar by eight percent. The higher labour and contractors’ costs were mainly due to COVID-19 related cost increases resulting from challenges with travel restrictions and shortages of critical skills. Higher commodity costs were mainly due to an increase in the prices of steel, support and construction materials, lime and other reagents. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. The higher fuel costs were mainly due to the increase in the price of Brent Crude oil. This increase in cost of sales was partly offset by a decrease in environmental rehabilitation and other non-cash costs, amortisation of waste stripping and royalties paid.

At Sunrise Dam in Australia, cost of sales increased by $22 million, or six percent, from $342 million in 2020 to $364 million in 2021. Cost of sales at Sunrise Dam increased year-on-year primarily due to higher mining costs (mainly higher cost of labour due to critical skill shortages), partly offset by lower royalties paid.

At Tropicana in Australia, cost of sales increased by $8 million, or two percent, from $338 million in 2020 to $346 million in 2021. Cost of sales at Tropicana increased year-on-year mainly due to higher mining costs (mainly higher cost of labour due to critical skill shortages), inventory movements and the impact of higher underground and open pit mining costs.

Overall the subsidiaries’ cost of sales increased by $28 million, or one percent, from $2,829 million in 2020 to $2,857 million in 2021. The increase was primarily due to an increase in cash operating costs by $148 million, or seven percent, from $2,012 million in 2020 to $2,160 million in 2021, an increase in environmental rehabilitation and other non-cash costs by $6 million, or 19 percent, from $32 million in 2020 to $38 million in 2021, an increase in amortisation of right of use assets by $16 million, or 34 percent, from $47 million in 2020 to $63 million in 2021. This increase was partly offset by a decrease in royalties paid by $19 million, or ten percent, from $181 million in 2020 to $162 million in 2021, a decrease in amortisation of tangible assets of $115 million, or 22 percent, from $526 million in 2020 to $411 million in 2021 and an inventory change of $8 million, or 57 percent, from a charge of $14 million in 2020 to a charge of $6 million in 2021. The increase in cash operating costs was mainly due to higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, COVID-19 pandemic related expenditure, services and other charges as well as fuel and power costs. The increase in environmental rehabilitation and other non-cash costs was mainly due to the changes to restoration provision cash flows, cost increases and discount rates in 2021 compared to 2020. The increase in amortisation of right of use assets was mainly due to an increase in number of right of use assets in 2021 as compared to 2020. The decrease in royalties paid was mainly due to a decrease in ounces of gold sold in 2021 as compared to 2020. The decrease in amortisation of tangible assets was mainly due to lower amortisation of waste stripping and lower gold production in 2021 as compared to 2020.

All-in sustaining costs per ounce

In Africa - Subsidiaries, all-in sustaining costs increased by $262 per ounce, or 26 percent, from $1,002 per ounce in 2020 to $1,264 per ounce in 2021. This increase was mainly due to an increase in cost of sales, an increase in sustaining capital expenditure and a decrease in ounces of gold sold. For a discussion of the increase in cost of sales in Africa - Subsidiaries during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—Cost of sales”. Sustaining capital expenditure in Africa - Subsidiaries increased as the region continued to implement its re-investment programme. At Iduapriem in Ghana, sustaining capital expenditure increased year-on-year mainly due to higher pre-stripping activities and stay-in-business capital expenditure. At Obuasi in Ghana, the Obuasi redevelopment project led to an increase in sustaining capital expenditure as Phase 2 of the project was completed at the end of December 2021. At Siguiri in Guinea, sustaining capital expenditure increased year-on-year mainly due to increased stay-in-business capital expenditure. At Geita in Tanzania, sustaining capital expenditure increased year-on-year mainly due to an increase in deferred stripping and Mineral Reserve development expenditure as the underground portal development at Geita Hill East progressed according to plan. Gold sold in Africa - Subsidiaries decreased by 189,000 ounces, or 15 percent, from 1.249 million ounces in 2020 to 1.060 million ounces in 2021. The decrease was mainly due to lower production from Iduapriem and Geita, partly offset by higher production from Siguiri. For a discussion of the decrease in production at the Africa operations (other than Kibali) during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”.

In Africa - Joint Ventures, all-in sustaining costs increased by $46 per ounce, or six percent, from $810 per ounce in 2020 to $856 per ounce in 2021. This increase was mainly due to an increase in cost of sales and an increase in sustaining capital expenditure, partly offset by higher ounces of gold sold. For a discussion of the increase in cost of sales in Africa - Joint Ventures during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—Cost of sales”. Sustaining capital expenditure in Africa - Joint Ventures increased mainly due to higher deferred stripping. The increase was partly offset by an increase in gold sold in Africa - Joint Ventures by 2,000 ounces, or one percent, from 365,000 ounces in 2020 to 367,000 ounces in 2021. The marginal increase was mainly due to a marginally higher production from Kibali. For a discussion of the marginal increase in production at Kibali during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”. The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2021.

In the Americas, all-in sustaining costs increased by $584 per ounce, or 58 percent, from $1,003 per ounce in 2020 to $1,587 per ounce in 2021. This increase was mainly due to an increase in cost of sales, an increase in sustaining capital expenditure and lower ounces of gold sold. For a discussion of the increase in cost of sales in the Americas during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—Cost of sales”. Sustaining capital expenditure in the Americas increased as the region continued to implement its re-investment programme and the transition of the TSFs in Brazil to dry-stacked structures to comply with new legal requirements. At AGA Mineração and Serra Grande in Brazil, sustaining capital expenditure increased year-on-year mainly due to higher mine development and TSF expenditures. At Cerro Vanguardia in Argentina, sustaining capital expenditure increased year-on-year mainly due to higher expenditure on TSFs and higher deferred stripping capital. Gold sold in the Americas decreased by 103,000 ounces, or 16 percent, from 664,000 ounces in 2020 to 561,000 ounces in 2021. This decrease was mainly due to lower production from all of the Americas operations. For a discussion of the decrease in production at the Americas operations during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”.

In Australia, all-in sustaining costs increased by $275 per ounce, or 22 percent, from $1,225 per ounce in 2020 to $1,500 per ounce in 2021. This increase was mainly due to an increase in cost of sales, an increase in sustaining capital expenditure and lower ounces of gold sold. For a discussion of the increase in cost of sales in Australia during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—Cost of sales”. Sustaining capital expenditure increased in Australia as Mineral Reserve development, deferred stripping and other stay-in-business capital expenditure increased. At Sunrise Dam in Australia, sustaining capital expenditure increased year-on-year mainly due to an increase in Mineral Reserve development. At Tropicana in Australia, sustaining capital expenditure increased year-on-year mainly due to higher deferred stripping, Mineral Reserve development and other stay-in-business capital expenditure. Gold sold in Australia decreased by 62,000 ounces, or 11 percent, from 557,000 ounces in 2020 to 495,000 ounces in 2021. This decrease was mainly due to lower production from Sunrise Dam and Tropicana. For a discussion of the decrease in production at the Australia operations during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”.

All-in costs per ounce

In Africa - Subsidiaries, all-in costs increased by $323 per ounce, or 27 percent, from $1,193 per ounce in 2020 to $1,516 per ounce in 2021. This increase was mainly due to an increase in all-in sustaining costs, higher care and maintenance expenditure and higher non-sustaining project capital expenditure. At Obuasi in Ghana, underground mining activities were voluntarily suspended between 18 May 2021 and 15 October 2021, following a sill pillar incident. From 15 October 2021, underground mining resumed to replenish the run-of-mine stockpile without corresponding gold production. Since the voluntary suspension of underground mining activities, care and maintenance costs of $45 million were incurred at Obuasi during 2021. Non-sustaining capital expenditure at Geita in Tanzania increased mainly due to an increase in project capital with the start of the Nyamulilima project. For a discussion of the decrease in ounces of gold sold in Africa - Subsidiaries during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—All-in sustaining costs per ounce”.

In Africa - Joint Ventures, all-in costs increased by $76 per ounce, or nine percent, from $824 per ounce in 2020 to $900 per ounce in 2021. This increase was mainly due to an increase in all-in sustaining costs and higher non-sustaining project capital expenditure . For a discussion of the increase in ounces of gold sold in Africa - Joint Ventures during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—All-in sustaining costs per ounce”. The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2021.

In the Americas, all-in costs increased by $603 per ounce, or 58 percent, from $1,032 per ounce in 2020 to $1,635 per ounce in 2021. This increase was mainly due to an increase in closure and social responsibility costs not related to current operations. For a discussion of the decrease in ounces of gold sold in the Americas during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—All-in sustaining costs per ounce”.

In Australia, all-in costs increased by $369 per ounce, or 27 percent, from $1,356 per ounce in 2020 to $1,725 per ounce in 2021. This increase was mainly due to an increase in all-in sustaining costs, higher non-sustaining project capital expenditure at Sunrise Dam on the Golden Delicious open pit growth project and at Tropicana on the Havana cutback project, and higher non-sustaining exploration and study costs relating to growth deposits at Sunrise Dam and Tropicana. For a discussion of the decrease in ounces of gold sold in Australia during 2021, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2021 with 2020—All-in sustaining costs per ounce”.

Total cash costs per ounce

The currencies of Argentina and Brazil were, on average, weaker against the US dollar during 2021 as compared to 2020, which positively impacted total cash costs per ounce for 2021. This positive impact was partly offset by the currency of Australia being, on average, stronger against the US dollar during 2021 as compared to 2020. Total production in 2021 was lower as compared to 2020, which negatively impacted total cash costs per ounce for 2021. For a discussion of production during 2021, see “Item 5A: Operating Results—Key factors affecting results—Production in 2021”.

In Africa - Subsidiaries, total cash costs per ounce increased by $150 per ounce, or 18 percent, from $841 per ounce in 2020 to $991 per ounce in 2021. The increase was mainly due to a 185,000 ounce decrease in production and an increase in total cash costs.

At Iduapriem in Ghana, total cash costs per ounce increased by $350 per ounce, or 48 percent, from $731 per ounce in 2020 to $1,081 per ounce in 2021. Total cash costs per ounce increased year-on-year mainly due to lower production and ore stockpile movements. This increase was partly offset by a significant amount of waste stripping capitalised at Teberebie Cut 2 in 2021 compared to 2020, together with a decrease in royalties paid due to lower volumes sold.

At Obuasi in Ghana, total cash costs per ounce decreased by $195 per ounce, or 15 percent, from $1,307 per ounce in 2020 to $1,112 per ounce in 2021. Total cash costs per ounce decreased year-on-year mainly due to the ramp-up of Phase 2 production, despite the temporary suspension of underground stoping activities in 2021 due to a sill pillar incident in May 2021. During the temporary suspension period, care and maintenance costs of $45 million were incurred until underground stoping activities resumed in mid-October 2021.

At Siguiri in Guinea, total cash costs per ounce decreased by $93 per ounce, or seven percent, from $1,293 per ounce in 2020 to $1,200 per ounce in 2021. Total cash costs per ounce decreased year-on-year mainly as a result of higher production, partly offset by higher operating costs, increases on fuel and reagent costs, and higher royalties paid from additional volumes sold in 2021.

At Geita in Tanzania, total cash costs per ounce increased by $181 per ounce, or 28 percent, from $641 per ounce in 2020 to $822 per ounce in 2021. Total cash costs per ounce increased year-on-year mainly due to lower grades, together with the depletion of ore stockpiles in 2021 compared to an increase in ore stockpiles during 2020. This increase was partly offset by lower royalties paid and improved efficiencies in that more open pit tonnes were mined in 2021 at a lower rate per tonne than in 2020.

In Africa - Joint Ventures, total cash costs per ounce increased by $18 per ounce, or three percent, from $629 per ounce in 2020 to $647 per ounce in 2021. The increase was mainly due to an increase in total cash costs, partly offset by a 1,000 ounce increase in production. Total cash costs per ounce increased year-on-year mainly as a result of lower open-pit recovered grades, unfavourable movements in stockpiles, higher royalties paid due to an increase in the average gold price received, and additional reagent consumption, as compared to 2020. The Kibali mine in the DRC was the only operating asset in Africa - Joint Ventures in 2021.

In the Americas, total cash costs per ounce increased by $200 per ounce, or 28 percent, from $721 per ounce in 2020 to $921 per ounce in 2021. The increase was mainly due to a 90,000 ounce decrease in production and an increase in total cash costs.

In Brazil, at AGA Mineração, total cash costs per ounce increased by $111 per ounce, or 15 percent, from $747 per ounce in 2020 to $858 per ounce in 2021. Total cash costs per ounce increased year-on-year mainly due to lower production and higher commodity prices (oil, iron ore and construction materials) and higher costs of services and labour. This increase was partly offset by higher sulphuric acid by-product revenue and lower royalties paid due to lower volumes sold.

At Serra Grande, total cash costs per ounce increased by $527 per ounce, or 79 percent, from $665 per ounce in 2020 to $1,192 per ounce in 2021. Total cash costs per ounce increased year-on-year mainly due to lower production, higher commodity prices (oil, iron ore and construction materials) and higher cost of services and labour as well as inefficiencies primarily caused by higher absenteeism due to COVID-19 and various production challenges encountered during 2021.

In Argentina, at Cerro Vanguardia, total cash costs per ounce increased by $195 per ounce, or 28 percent, from $699 per ounce in 2020 to $894 per ounce in 2021. Total cash costs per ounce increased year-on-year mainly due to salary increases, additional costs relating to COVID-19 tests and other related medical costs in line with COVID-19 protocols, higher commodity prices and higher materials consumption (such as fuel, explosives and spare parts) as a result of higher tonnes mined. The increase was partly offset by the weakening of the Argentinean peso against the US dollar and higher by-product revenue derived from higher ounces of silver sold.

In Australia, total cash costs per ounce increased by $228 per ounce, or 24 percent, from $968 per ounce in 2020 to $1,196 per ounce in 2021, primarily due to a 60,000 ounce decrease in production and an increase in total cash costs.

At Sunrise Dam, total cash costs per ounce increased by $252 per ounce, or 24 percent, from $1,069 per ounce in 2020 to $1,321 per ounce in 2021. Total cash costs per ounce increased year-on-year primarily due to lower production and higher mining costs (mainly higher cost of labour due to critical skill shortages), partly offset by lower royalties paid.

At Tropicana, total cash costs per ounce increased by $180 per ounce, or 22 percent, from $807 per ounce in 2020 to $987 per ounce in 2021. Total cash costs per ounce increased year-on-year mainly due to lower grades, inventory movements and the impact of higher underground and open pit mining costs.

Overall the subsidiaries’ total cash costs per ounce increased by $181, or 22 percent, from $836 per ounce in 2020 to $1,017 per ounce in 2021. The increase was mainly due to an increase in total cash costs and a 335,000-ounce decrease in production.

Reconciliations

The following tables present a reconciliation of cost of sales as included in the Company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three years in the period ended 31 December 2022 on a total and segment basis. In addition, the Company has provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

For the year ended 31 December 2022
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	4
By-product revenue	—
Cost of sales	4
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(4)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration and marketing expenditure	79
Lease payment sustaining	2
Sustaining exploration and study costs	—
Total sustaining capital expenditure	1
All-in sustaining costs	82
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82
All-in sustaining costs	82
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	7
Other provisions	14
All-in costs	103
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	103
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion.
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
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.
(6)A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new Operating Model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2022
Corporate and other
(in $ millions, except as otherwise noted)

Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	4
By-product revenue	—
Inventory change	—
Amortisation of tangible assets	(3)
Amortisation of right of use assets	(1)
Amortisation of intangible assets	—
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	—
Adjusted for non-controlling interests and non-gold producing companies (1)	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	—
Gold produced – oz (000)(2)	—
Total cash costs per unit – $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion.
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
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.
(6)A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new Operating Model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2022
Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa Other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(5)	342	—	342	314	266	488	594	—	1,662
By-product revenue	(1)	—	(1)	(1)	(1)	—	(1)	—	(3)
Cost of sales	341	—	341	313	265	488	593	—	1,659
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(95)	—	(95)	(80)	(40)	(50)	(102)	—	(272)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—
Lease payment sustaining	8	—	8	4	—	1	22	—	27
Sustaining exploration and study costs	—	—	—	2	—	5	8	—	15
Total sustaining capital expenditure	71	—	71	81	79	23	111	—	294
All-in sustaining costs	325	—	325	320	304	467	632	—	1,723
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	(70)	—	—	(70)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	325	—	325	320	304	397	632	—	1,653
All-in sustaining costs	325	—	325	320	304	467	632	—	1,723
Non-sustaining project capital expenditure	19	—	19	65	80	4	43	—	192
Non-sustaining lease payments	—	—	—	—	—	—	3	—	3
Non-sustaining exploration and study costs	2	—	2	1	—	7	5	—	13
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	10	1	11	1	(23)	—	—	—	(22)
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	356	1	357	387	361	478	683	—	1,909
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(72)	—	—	(72)
All-in costs adjusted for non-controlling interests and non-gold producing companies	356	1	357	387	361	406	683	—	1,837
Gold sold – oz (000)(2)	332	—	332	247	241	278	515	—	1,281
All-in sustaining cost per unit – $/oz(3)	979	—	979	1,299	1,264	1,428	1,227	—	1,291
All-in cost per unit – $/oz(3)	1,072	—	1,075	1,570	1,499	1,461	1,325	—	1,434

For the year ended 31 December 2022
Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(5)	342	—	342	314	266	488	594	—	1,662
By-product revenue	(1)	—	(1)	(1)	(1)	—	(1)	—	(3)
Inventory change	3	—	3	3	6	4	7	(1)	19
Amortisation of tangible assets	(93)	—	(93)	(77)	(39)	(49)	(77)	—	(242)
Amortisation of right of use assets	(2)	—	(2)	(3)	—	(1)	(25)	—	(29)
Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(1)
Rehabilitation and other non-cash costs	(4)	—	(4)	4	(2)	(8)	(7)	—	(13)
Retrenchment costs	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	245	—	245	240	229	434	491	(1)	1,393
Adjusted for non-controlling interests non-gold producing companies and other(1)	—	—	—	—	—	(65)	—	—	(65)
Total cash costs adjusted for non-controlling interests and non-gold producing companies and other	245	—	245	240	229	369	491	(1)	1,328
Gold produced - oz (000)(2)	337	—	337	248	250	279	521	—	1,298
Total cash costs per unit - $/oz(3)	725	—	725	970	914	1,319	944	—	1,023

For the year ended 31 December 2022
Operations in Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS (6)
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(5)	371	382	30	783	273	477	162	1	913	—
By-product revenue	(1)	(3)	—	(4)	(75)	(31)	—	—	(106)	—
Cost of sales	370	379	30	779	198	446	162	1	807	—
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(54)	(117)	(1)	(172)	(39)	(106)	(40)	—	(185)	—
Adjusted for decommissioning and inventory amortisation	—	1	—	1	6	—	(1)	—	5	—
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	12	11	1	24	—	32	4	—	36	1
Sustaining exploration and study costs	1	1	—	2	3	1	—	—	4	—
Total sustaining capital expenditure	50	41	—	91	66	199	57	—	322	—
All-in sustaining costs	379	316	30	725	234	572	182	1	989	1
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(18)	—	—	—	(18)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	379	316	30	725	216	572	182	1	971	1
All-in sustaining costs	379	316	30	725	234	572	182	1	989	1
Non-sustaining project capital expenditure	—	111	—	111	—	—	—	—	—	17
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	18	6	19	43	1	9	3	1	14	113
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	16	2	—	18	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	397	433	49	879	235	597	187	2	1,021	131
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(18)	—	—	—	(18)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	397	433	49	879	217	597	187	2	1,003	131
Gold sold – oz (000)(2)	228	311	—	539	166	310	89	—	565	—
All-in sustaining cost per unit – $/oz(3)	1,666	1,014	—	1,345	1,301	1,841	2,053	—	1,718	—
All-in cost per unit – $/oz(3)	1,746	1,391	—	1,631	1,309	1,923	2,102	—	1,775	—

For the year ended 31 December 2022
Operations in Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(5)	371	382	30	783	273	477	162	1	913
By-product revenue	(1)	(3)	—	(4)	(75)	(31)	—	—	(106)
Inventory change	8	(5)	—	3	9	1	(1)	(1)	8
Amortisation of tangible assets	(43)	(109)	—	(152)	(39)	(79)	(36)	—	(154)
Amortisation of right of use assets	(11)	(8)	(1)	(20)	—	(27)	(4)	—	(31)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Rehabilitation and other non-cash costs	2	12	(1)	13	2	(1)	(1)	—	—
Retrenchment costs	—	—	(1)	(1)	(2)	(2)	(1)	—	(5)
Total cash costs net of by-product revenue	326	269	27	622	168	338	119	—	625
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(13)	—	—	—	(13)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	326	269	27	622	155	338	119	—	612
Gold produced – oz (000)(2)	232	306	—	538	170	311	88	—	569
Total cash costs per unit – $/oz(3)	1,402	881	—	1,157	913	1,088	1,355	—	1,078

For the year ended 31 December 2022
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	342	3,362
By-product revenue	(1)	(113)
Cost of sales	341	3,249
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(95)	(633)
Adjusted for decommissioning and inventory amortisation	—	6
Corporate administration and marketing expenditure	—	79
Lease payment sustaining	8	90
Sustaining exploration and study costs	—	21
Total sustaining capital expenditure	71	708
All-in sustaining costs	325	3,520
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(88)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	325	3,432
All-in sustaining costs	325	3,520
Non-sustaining project capital expenditure	19	320
Non-sustaining lease payments	—	3
Non-sustaining exploration and study costs	2	183
Care and maintenance	—	—
Closure and social responsibility costs not related to current operations	11	3
Other provisions	—	14
All-in costs	357	4,043
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(90)
All-in costs adjusted for non-controlling interests and non-gold producing companies	357	3,953
Gold sold – oz (000)(2)	332	2,385
All-in sustaining cost per unit – $/oz(3)	979	1,439
All-in cost per unit – $/oz(3)	1,075	1,658

For the year ended 31 December 2022
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(5)	342	3,362
By-product revenue	(1)	(113)
Inventory change	3	30
Amortisation of tangible assets	(93)	(551)
Amortisation of right of use assets	(2)	(81)
Amortisation of intangible assets	—	(1)
Rehabilitation and other non-cash costs	(4)	—
Retrenchment costs	—	(6)
Total cash costs net of by-product revenue	245	2,640
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(78)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	245	2,562
Gold produced – oz (000)(2)	337	2,405
Total cash costs (adjusted) per unit – $/oz(3)	725	1,066

For the year ended 31 December 2021
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	(5)
By-product revenue	—
Cost of sales	(5)
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(3)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration and marketing expenditure	73
Lease payment sustaining	3
Sustaining exploration and study costs	—
Total sustaining capital expenditure	11
All-in sustaining costs	79
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	79
All-in sustaining costs	79
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	4
Other provisions	1
All-in costs	84
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	84
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion.
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
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.
(6)A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new Operating Model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2021
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
Total cash costs
Cost of sales per segmental information(5)	(5)
By-product revenue	—
Inventory change	—
Amortisation of tangible assets	(1)
Amortisation of right of use assets	(1)
Amortisation of intangible assets	(1)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(8)
Adjusted for non-controlling interests,(1)	—
Total cash costs for non-controlling interests	(8)
Gold produced – oz (000) (2)	—
Total cash costs per unit – $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion.
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
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.
(6)A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new Operating Model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2021
Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa Other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(5)	350	—	350	238	164	410	488	—	1,300
By-product revenue	(2)	—	(2)	(1)	—	(1)	(1)	—	(3)
Cost of sales	348	—	348	237	164	409	487	—	1,297
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(105)	—	(105)	(19)	(22)	(47)	(75)	—	(163)
Adjusted for decommissioning and inventory amortisation	1	—	1	1	—	—	1	—	2
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—
Lease payment sustaining	9	—	9	2	—	1	19	—	22
Sustaining exploration and study costs	—	—	—	1	—	3	4	—	8
Total sustaining capital expenditure	61	—	61	103	46	18	65	—	232
All-in sustaining costs	314	—	314	325	188	384	501	—	1,398
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	(58)	—	—	(58)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	314	—	314	325	188	326	501	—	1,340
All-in sustaining costs	314	—	314	325	188	384	501	—	1,398
Non-sustaining project capital expenditure	11	—	11	2	122	20	58	—	202
Non-sustaining lease payments	—	—	—	—	—	—	2	—	2
Non-sustaining exploration and study costs	2	—	2	3	2	2	1	—	8
Care and maintenance	—	—	—	—	45	—	—	—	45
Closure and social responsibility costs not related to current operations	3	—	3	—	10	—	—	—	10
Other provisions	—	—	—	—	—	—	3	—	3
All-in costs	330	—	330	330	367	406	565	—	1,668
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(61)	—	—	(61)
All-in costs adjusted for non-controlling interests and non-gold producing companies	330	—	330	330	367	345	565	—	1,607
Gold sold – oz (000)(2)	367	—	367	201	114	258	487	—	1,060
All-in sustaining cost per unit – $/oz(3)	856	—	856	1,619	1,653	1,267	1,029	—	1,264
All-in cost per unit – $/oz(3)	898	—	900	1,642	3,229	1,340	1,161	—	1,516

For the year ended 31 December 2021
Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(5)	350	—	350	238	164	410	488	—	1,300
By-product revenue	(2)	—	(2)	(1)	—	(1)	(1)	—	(3)
Inventory change	(1)	—	(1)	1	(10)	(1)	(1)	—	(11)
Amortisation of tangible assets	(100)	—	(100)	(17)	(21)	(46)	(55)	—	(139)
Amortisation of right of use assets	(5)	—	(5)	(2)	—	(1)	(20)	—	(23)
Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(1)
Rehabilitation and other non-cash costs	(5)	—	(5)	(1)	(12)	2	(12)	—	(23)
Retrenchment costs	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	237	—	237	218	120	363	399	—	1,100
Adjusted for non-controlling interests non-gold producing companies and other(1)	—	—	—	—	—	(55)	—	—	(55)
Total cash costs adjusted for non-controlling interests and non-gold producing companies and other	237	—	237	218	120	308	399	—	1,045
Gold produced - oz (000)(2)	365	—	365	202	108	258	486	—	1,054
Total cash costs per unit - $/oz(3)	647	—	647	1,081	1,112	1,200	822	—	991

For the year ended 31 December 2021
Operations in Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS (6) Restated
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(5)	364	346	30	740	261	435	123	3	822	—
By-product revenue	(1)	(3)	—	(4)	(93)	(26)	—	—	(119)	—
Cost of sales	363	343	30	736	168	409	123	3	703	—
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(60)	(88)	(2)	(150)	(27)	(108)	(25)	(1)	(161)	—
Adjusted for decommissioning and inventory amortisation	1	1	—	2	—	(4)	—	—	(4)	—
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	13	12	—	25	—	15	4	1	20	—
Sustaining exploration and study costs	—	—	—	—	1	1	—	—	2	—
Total sustaining capital expenditure	47	82	1	130	69	193	82	—	344	—
All-in sustaining costs	364	350	29	743	211	506	184	3	904	—
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(16)	—	—	—	(16)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	364	350	29	743	195	506	184	3	888	—
All-in sustaining costs	364	350	29	743	211	506	184	3	904	—
Non-sustaining project capital expenditure	15	40	—	55	—	2	—	—	2	52
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	27	8	21	56	1	11	4	1	17	72
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	7	2	1	10	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	406	398	50	854	212	526	190	5	933	124
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(16)	—	—	—	(16)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	406	398	50	854	196	526	190	5	917	124
Gold sold – oz (000)(2)	231	264	—	495	144	334	83	—	561	—
All-in sustaining cost per unit – $/oz(3)	1,573	1,326	—	1,500	1,353	1,519	2,220	—	1,587	—
All-in cost per unit – $/oz(3)	1,757	1,506	—	1,725	1,362	1,582	2,283	—	1,635	—

For the year ended 31 December 2021
Operations in Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(5)	364	346	30	740	261	435	123	3	822
By-product revenue	(1)	(3)	—	(4)	(93)	(26)	—	—	(119)
Inventory change	(3)	3	—	—	7	(3)	1	—	5
Amortisation of tangible assets	(49)	(80)	—	(129)	(27)	(94)	(21)	—	(142)
Amortisation of right of use assets	(11)	(8)	(1)	(20)	—	(14)	(4)	(1)	(19)
Amortisation of intangible assets	—	—	(1)	(1)	—	—	—	—	—
Rehabilitation and other non-cash costs	3	3	(1)	5	(8)	(12)	—	—	(20)
Retrenchment costs	—	—	—	—	(1)	(1)	—	—	(2)
Total cash costs net of by-product revenue	303	261	27	591	139	285	99	2	525
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(10)	—	—	—	(10)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	303	261	27	591	129	285	99	2	515
Gold produced – oz (000)(2)	229	265	—	494	145	331	83	—	559
Total cash costs per unit – $/oz(3)	1,321	987	—	1,196	894	858	1,192	—	921

For the year ended 31 December 2021
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(5)	350	2,857
By-product revenue	(2)	(126)
Cost of sales	348	2,731
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(105)	(477)
Adjusted for decommissioning and inventory amortisation	1	—
Corporate administration and marketing expenditure	—	73
Lease payment sustaining	9	70
Sustaining exploration and study costs	—	10
Total sustaining capital expenditure	61	717
All-in sustaining costs	314	3,124
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(74)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	314	3,050
All-in sustaining costs	314	3,124
Non-sustaining project capital expenditure	11	311
Non-sustaining lease payments	—	2
Non-sustaining exploration and study costs	2	153
Care and maintenance	—	45
Closure and social responsibility costs not related to current operations	3	24
Other provisions	—	4
All-in costs	330	3,663
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(77)
All-in costs adjusted for non-controlling interests and non-gold producing companies	330	3,586
Gold sold – oz (000)(2)	367	2,116
All-in sustaining cost per unit – $/oz(3)	856	1,441
All-in cost per unit – $/oz(3)	900	1,695

For the year ended 31 December 2021
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(5)	350	2,857
By-product revenue	(2)	(126)
Inventory change	(1)	(6)
Amortisation of tangible assets	(100)	(411)
Amortisation of right of use assets	(5)	(63)
Amortisation of intangible assets	—	(3)
Rehabilitation and other non-cash costs	(5)	(38)
Retrenchment costs	—	(2)
Total cash costs net of by-product revenue	237	2,208
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(65)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	237	2,143
Gold produced – oz (000)(2)	365	2,107
Total cash costs per unit – $/oz(3)	647	1,017

For the year ended 31 December 2020
Corporate and other
(in $ millions, except as otherwise noted)

Corporate (4)
All-in sustaining costs
Cost of sales per segmental information(5)	(2)
By-product revenue	—
Cost of sales	(2)
Realised other commodity contracts	5
Amortisation of tangible, intangible and right of use assets	(2)
Adjusted for decommissioning and inventory amortisation	(1)
Corporate administration and marketing expenditure	67
Lease payment sustaining	3
Sustaining exploration and study costs	1
Total sustaining capital expenditure	2
All-in sustaining costs	73
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	73
All-in sustaining costs	73
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	9
Other provisions	—
All-in costs	82
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	82
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—
(1)Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2)Attributable portion.
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
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.
(6)A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new Operating Model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

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
(2)Attributable portion.
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
(5)Refer to “Item 18: Financial Statements—Note 2—Segmental Information”.
(6)A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new Operating Model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2020
Operations in South Africa (Discontinued operations)
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
All-in sustaining costs
Cost of sales per segmental information(5)	158	158	124	4	287
By-product revenue	(1)	—	—	—	(1)
Cost of sales	157	158	124	4	286
Realised other commodity contracts	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	—	—	—	—	—
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—
Corporate administration and marketing expenditure	—	—	—	—	—
Lease payment sustaining	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	—
Total sustaining capital expenditure	27	27	7	1	35
All-in Sustaining costs	184	185	131	5	321
Adjusted for non-controlling interests and non gold producing companies (1)	—	—	—	—	—
All-in Sustaining costs adjusted for non-controlling interests and non-gold producing companies	184	185	131	5	321
All-in Sustaining costs	184	185	131	5	321
Non-Sustaining project capital expenditure	—	—	—	—	—
Non-sustaining lease payments	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—
Care and maintenance	—	—	—	17	17
Closure and social responsibility costs not related to current operations	—	—	—	—	—
Other provisions	—	—	—	—	—
All-in costs	184	185	131	22	338
Adjusted for non-controlling interests and non gold producing companies (1)	—	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	184	185	131	22	338
Gold sold - oz (000)	135	135	109	—	247
All-in sustaining cost per unit $/oz	1,365	1,365	1,201	—	1,296
All-in cost per unit $/oz	1,366	1,366	1,201	—	1,367

For the year ended 31 December 2020
Operations in South Africa (Discontinued operations)
(in $ millions, except as otherwise noted)

	Mponeng	West Wits Operations	Surface Operations	South Africa other	Total South Africa (Operations)
Total cash costs
Cost of sales per segmental information(5)	158	158	124	4	287
By-product revenue	(1)	(1)	—	—	(1)
Inventory change	(1)	(1)	(2)	(4)	(7)
Amortisation of tangible assets	—	—	—	—	—
Amortisation of right of use assets	—	—	—	—	—
Amortisation of intangible assets	—	—	—	—	—
Rehabilitation and other non-cash costs	—	—	—	—	—
Retrenchment costs	(1)	(1)	—	—	(2)
Total cash costs net of by-product revenue	155	155	122	—	277
Adjusted for non-controlling interests, non-gold producing companies	—	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	155	155	122	—	277
Gold produced – oz (000)(2)	134	134	107	—	241
Total cash costs per unit – $/oz(3)	1,164	1,164	1,131	—	1,149

For the year ended 31 December 2020

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi Restated	Siguiri	Geita	Africa Other	Subsidiaries Restated
All-in sustaining costs
Cost of sales per segmental information(5)	340	—	340	280	164	377	542	(1)	1,362
By-product revenue	(1)	—	(1)	(1)	—	—	(2)	—	(3)
Cost of sales	339	—	339	279	164	377	540	(1)	1,359
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(104)	—	(104)	(74)	(11)	(41)	(124)	—	(250)
Adjusted for decommissioning and inventory amortisation	1	—	1	1	—	—	4	—	5
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—
Lease payment sustaining	9	—	9	—	—	—	17	—	17
Sustaining exploration and study costs	—	—	—	3	—	2	5	—	10
Total sustaining capital expenditure	52	—	52	60	7	15	80	1	163
All-in sustaining costs	296	—	297	269	161	353	522	—	1,304
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	(53)	—	—	(53)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	296	—	297	269	161	300	522	—	1,251
All-in sustaining costs	296	—	297	269	161	353	522	—	1,304
Non-sustaining project capital expenditure	—	—	—	—	199	15	7	—	220
Non-sustaining lease payments	—	—	—	—	—	—	2	—	2
Non-sustaining exploration and study costs	—	—	—	2	2	5	2	—	11
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	2	3	4	—	10	—	—	—	10
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	298	3	301	271	371	373	533	—	1,546
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(56)	—	—	(56)
All-in costs adjusted for non-controlling interests and non-gold producing companies	298	3	301	271	371	317	533	—	1,490
Gold sold – oz (000)(2)	365	—	365	274	120	215	639	—	1,249
All-in sustaining cost per unit – $/oz(3)	809	—	810	985	1,332	1,397	814	—	1,002
All-in cost per unit – $/oz(3)	817	—	824	992	3,078	1,476	831	—	1,193

For the year ended 31 December 2020
Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi Restated	Siguiri	Geita	Africa other	Subsidiaries Restated
Total cash costs
Cost of sales per segmental information(5)	340	—	340	280	164	377	542	(1)	1,362
By-product revenue	(1)	—	(1)	(1)	—	—	(2)	—	(3)
Inventory change	(1)	—	(1)	1	16	(1)	(12)	—	3
Amortisation of tangible assets	(101)	—	(101)	(74)	(11)	(40)	(108)	—	(232)
Amortisation of right of use assets	(3)	—	(3)	—	—	(1)	(16)	—	(17)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Rehabilitation and other non-cash costs	(4)	—	(4)	(6)	(2)	(9)	(5)	—	(22)
Retrenchment costs	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	230	—	230	200	166	326	399	(1)	1,092
Adjusted for non-controlling interests non-gold producing companies and other(1)	—	—	—	—	—	(49)	—	—	(49)
Total cash costs adjusted for non-controlling interests and non-gold producing companies and other	230	—	230	200	166	277	399	(1)	1,043
Gold produced - oz (000)(2)	364	—	364	275	127	215	623	—	1,239
Total cash costs per unit - $/oz(3)	629	0	629	731	1307	1293	641	0	841

For the year ended 31 December 2020
Operations in Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS (6) Restated
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other Restated	Total Americas
All-in sustaining costs
Cost of sales per segmental information(5)	342	338	25	705	269	391	102	2	764	—
By-product revenue	(1)	(2)	—	(3)	(82)	(17)	—	—	(99)	—
Cost of sales	341	336	25	702	187	374	102	2	665	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(64)	(94)	(2)	(160)	(26)	(109)	(27)	(1)	(163)	—
Adjusted for decommissioning and inventory amortisation	2	1	—	3	(7)	3	—	—	(4)	—
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	11	10	1	22	—	8	2	—	10	—
Sustaining exploration and study costs	—	1	—	1	2	2	—	—	4	—
Total sustaining capital expenditure	50	64	—	114	31	103	33	—	167	—
All-in sustaining costs	340	318	24	682	187	381	110	1	679	—
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(14)	—	—	—	(14)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	340	318	24	682	173	381	110	1	665	—
All-in sustaining costs	340	318	24	682	187	381	110	1	679	—
Non-sustaining project capital expenditure	3	25	—	28	—	—	—	—	—	49
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	22	5	17	44	1	6	3	—	10	47
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	8	2	—	10	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	365	348	41	754	188	395	115	1	699	96
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(14)	—	—	—	(14)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	365	348	41	754	174	395	115	1	685	96
Gold sold – oz (000)(2)	258	299	—	557	186	364	114	—	664	—
All-in sustaining cost per unit – $/oz(3)	1,320	1,061	—	1,225	931	1,050	953	—	1,003	—
All-in cost per unit – $/oz(3)	1,417	1,164	—	1,356	934	1,091	997	—	1,032	—

For the year ended 31 December 2020
Operations in Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(5)	342	338	25	705	269	391	102	2	764
By-product revenue	(1)	(2)	—	(3)	(82)	(17)	—	—	(99)
Inventory change	(1)	(1)	—	(2)	(16)	1	—	—	(16)
Amortisation of tangible assets	(54)	(86)	—	(141)	(26)	(100)	(25)	—	(151)
Amortisation of right of use assets	(10)	(8)	(1)	(18)	—	(8)	(2)	(1)	(11)
Amortisation of intangible assets	—	—	(1)	(1)	—	(1)	—	—	(1)
Rehabilitation and other non-cash costs	(2)	(1)	(1)	(4)	(13)	4	3	(1)	(6)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(2)
Total cash costs net of by-product revenue	274	240	22	536	132	269	77	—	478
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(10)	—	—	—	(10)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	274	240	22	536	122	269	77	—	468
Gold produced – oz (000)(2)	256	298	—	554	173	362	114	—	649
Total cash costs per unit – $/oz(3)	1,069	807	—	968	699	747	665	—	721

For the year ended 31 December 2020
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS RESTATED
All-in sustaining costs
Cost of sales per segmental information(5)	340	2,829
By-product revenue	(1)	(105)
Cost of sales	339	2,724
Realised other commodity contracts	—	5
Amortisation of tangible, intangible and right of use assets	(104)	(575)
Adjusted for decommissioning and inventory amortisation	1	4
Corporate administration and marketing expenditure	—	67
Lease payment sustaining	9	52
Sustaining exploration and study costs	—	15
Total sustaining capital expenditure	52	445
All-in sustaining costs	297	2,740
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(67)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	297	2,672
All-in sustaining costs	297	2,740
Non-sustaining project capital expenditure	—	298
Non-sustaining lease payments	—	2
Non-sustaining exploration and study costs	—	112
Care and maintenance	—	—
Closure and social responsibility costs not related to current operations	4	29
Other provisions	—	—
All-in costs	301	3,179
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(70)
All-in costs adjusted for non-controlling interests and non-gold producing companies	301	3,109
Gold sold – oz (000)(2)	365	2,470
All-in sustaining cost per unit – $/oz(3)	810	1,082
All-in cost per unit – $/oz(3)	824	1,259

For the year ended 31 December 2020
AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS RESTATED
Total cash costs
Cost of sales per segmental information(5)	340	2,829
By-product revenue	(1)	(105)
Inventory change	(1)	(16)
Amortisation of tangible assets	(101)	(526)
Amortisation of right of use assets	(3)	(47)
Amortisation of intangible assets	—	(3)
Rehabilitation and other non-cash costs	(4)	(32)
Retrenchment costs	—	(2)
Total cash costs net of by-product revenue	230	2,101
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(59)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	230	2,042
Gold produced – oz (000)(2)	364	2,442
Total cash costs (adjusted) per unit – $/oz(3)	629	836

5B.    LIQUIDITY AND CAPITAL RESOURCES

In the board’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the Company’s present requirements.

Comparison of cash flows in 2022 with 2021

Cash flows from operating activities

Cash flows from operating activities increased by $536 million, or 42 percent, from $1,268 million in 2021 to $1,804 million in 2022. The increase in cash flows from operating activities was mainly due to an increase in dividends received from joint ventures, an increase in receipts from customers as a result of an increase in gold production, as well as lower taxation paid due to lower profit before taxation in Australia, Brazil, Argentina and Tanzania. This increase was partly offset by an increase in payments to suppliers and employees as a result of higher production costs, and unfavourable working capital movements.

Net cash outflow from operating working capital items amounted to $137 million in 2022, compared with an inflow of $53 million in 2021. The outflow from operating working capital in 2022 mainly related to an increase in inventories and an increase in trade, other receivables and other assets, partly offset by an increase in trade, other payables and provisions.

Cash flows from operating activities were also impacted by movements in the lock-up of value added tax (“VAT”) at Geita in Tanzania as well as foreign exchange controls and export duties at Cerro Vanguardia in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $11 million, or eight percent, from $142 million in 2021 to $153 million in 2022, as a result of new claims submitted to the Tanzania Revenue Authority (“TRA”) during 2022 and despite offsetting verified VAT claims of $45 million against corporate tax payments in 2022. AngloGold Ashanti expects to continue offsetting verified VAT claims against corporate taxes. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Tanzania”. In Argentina, the net export duty receivables (after discounting provisions) decreased by $10 million, or 53 percent, from $19 million at 31 December 2021 to $9 million at 31 December 2022. In addition, Cerro Vanguardia’s cash balance decreased by $23 million (equivalent), or 17 percent, from $139 million (equivalent) at 31 December 2021 to $116 million (equivalent) at 31 December 2022. While the approvals of the Argentinean Central Bank to purchase US dollars to distribute offshore dividends to AngloGold Ashanti are pending, the cash remains fully available for Cerro Vanguardia’s operational and exploration requirements. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina”.

Dividends received from joint ventures increased by $463 million, or 200 percent, from $231 million in 2021 to $694 million in 2022. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the DRC. During 2022, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $694 million. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (net of bank fees) (AngloGold Ashanti’s attributable share: $658 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $36 million). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC decreased by $459 million, or 92 percent, from $499 million at 31 December 2021 to $40 million at 31 December 2022. The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During 2022, AngloGold Ashanti did not recover any VAT offsets and refunds from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $13 million, or 18 percent, from $73 million at 31 December 2021 to $86 million at 31 December 2022. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Democratic Republic of the Congo (DRC)”.

Net taxation paid decreased by $182 million, or 58 percent, from $316 million in 2021 to $134 million in 2022. The decrease in net taxation paid was mainly due to lower profit before taxation in Australia, Brazil, Argentina and Tanzania.

Cash flows from investing activities

Cash flows from investing activities amounted to a net outflow of $1,461 million in 2022, $521 million, or 55 percent, higher than an outflow of $940 million in 2021. The increase in outflow from investing activities was largely due to the acquisition of assets of $517 million during 2022 and movements in cash restricted for use, partly offset by higher interest received in Argentina due to higher cash and cash equivalent balances in 2022. The acquisition of assets mainly consists of the Company’s acquisition of Corvus Gold Inc. (“Corvus Gold”) and Coeur Sterling, Inc. (“Coeur Sterling”) during 2022. On 18 January 2022, the Company completed its acquisition of all of the outstanding stock of Corvus Gold (not already owned by AngloGold Ashanti). The cash consideration paid, including transaction costs, amounted to $365 million. On 4 November 2022, the Company completed its acquisition of all of the outstanding stock of Coeur Sterling, Inc. (a subsidiary of Coeur Mining, Inc.). The cash consideration paid, including transaction costs, amounted to $152 million.

Cash flows from financing activities

Cash flows from financing activities in 2022 amounted to a net outflow of $323 million, which is a change of $133 million from an outflow of $456 million in 2021. The decrease in outflow was mainly due to lower net repayment of borrowings, finance costs and dividends paid, partly offset by an increase in repayment of lease liabilities.

Cash inflows from proceeds from borrowings decreased by $556 million from $822 million in 2021 to $266 million in 2022. In 2021, AngloGold Ashanti Holdings plc issued, at the end of October 2021, the $750 million 2028 notes (as defined below). In 2022, AngloGold Ashanti drew the remaining undrawn commitments under the $150 million 2021 Geita RCF (as defined below), fully drew on the $65 million 2022 Siguiri RCF (as defined below) and partially drew on the $1.4 billion 2022 multi-currency RCF (as defined below).

Cash outflows from repayment of borrowings decreased by $636 million from $820 million in 2021 to $184 million in 2022. In 2021, AngloGold Ashanti Holdings plc repurchased the $750 million 2022 notes (as defined below) by way of a tender offer in October 2021 followed by a redemption in November 2021. In 2022, AngloGold Ashanti repaid $95 million under, and cancelled, the $1.4 billion 2018 multi-currency RCF (as defined below) and repaid $35 million under, and cancelled, the $65 million 2016 Siguiri RCF (as defined below).

Finance costs paid decreased by $11 million from $120 million in 2021 to $109 million in 2022. The decrease was mainly due to lower interest paid on the 2028 notes issued in 2021, compared to the 2022 notes which were repurchased and redeemed in 2021.

Other borrowing costs decreased by $24 million from $35 million in 2021 to $11 million in 2022. The other borrowing costs paid in 2021 were for the underwriting fees for the issuance of the 2028 notes as well as the tender offer premium and redemption premium costs of the 2022 notes. The other borrowing costs paid in 2022 mainly related to the transaction costs of the new $1.4 billion 2022 multi-currency RCF.

Dividends paid decreased by $37 million from $240 million in 2021 to $203 million in 2022. Dividends paid to non-controlling interests increased by $6 million from $16 million in 2021 to $22 million in 2022. These dividends were paid by our non-wholly owned subsidiaries CVSA and Siguiri to their respective non-AGA related shareholders. During 2022, the Company declared and paid a dividend of $181 million to its shareholders, compared to $224 million in 2021.

Comparison of cash flows in 2021 with 2020

Cash flows from operating activities

Cash flows from operating activities from continuing operations decreased by $315 million, or 20 percent, from $1,583 million in 2020 to $1,268 million in 2021. The decrease in cash flows from continuing operations was mainly due to a decrease in receipts from customers as a result of a decrease in gold production and an increase in payments to suppliers and employees as a result of higher production costs. This decrease was partly offset by lower taxation paid due to lower profit before tax, an increase in dividends received from joint ventures and favourable working capital movements.

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

Dividends received from joint ventures increased by $83 million, or 56 percent, from $148 million in 2020 to $231 million in 2021. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the DRC. During 2021, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $231 million. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (net of bank fees) (AngloGold Ashanti’s attributable share: $150 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $81 million). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC increased by $75 million, or 18 percent, from $424 million at 31 December 2020 to $499 million at 31 December 2021. The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During 2021, AngloGold Ashanti did not recover any VAT offsets and refunds from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $4 million, or six percent, from $69 million at 31 December 2020 to $73 million at 31 December 2021. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa—Democratic Republic of the Congo (DRC)”.

Net taxation paid decreased by $115 million, or 27 percent, from $431 million in 2020 to $316 million in 2021. The decrease in net taxation paid was mainly due to lower profit before taxation in Ghana, Australia, Brazil, Argentina and Tanzania.

Cash flows from operating activities from discontinued operations were nil in 2021, compared to a net cash inflow of $109 million in 2020.

Cash flows from investing activities

Cash flows from investing activities from continuing operations amounted to a net outflow of $940 million in 2021, $454 million, or 93 percent, higher than 2020 outflow of $486 million. The increase in outflow from continuing operations was largely due to higher capital expenditure of $288 million, or 39 percent, from $739 million in 2020 to $1,027 million in 2021, mainly due to increased conversion of Mineral Reserve, waste stripping at open pit mines and improved rates of underground development, and the transition of our TSFs in Brazil to dry-stacked structures to comply with new legal requirements, as well as proceeds from the disposals in 2020 of the South African assets of $200 million and certain joint ventures (Sadiola and Morila) of $26 million not being repeated in 2021. The increase in outflows was partly offset by the disposal of certain assets in Brazil and higher interest receipts in Argentina due to higher cash and cash equivalent balances in 2021.

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

Cash inflows from proceeds from borrowings decreased by $1,404 million from $2,226 million in 2020 to $822 million in 2021. In 2020, AngloGold Ashanti fully drew on the $1.4 billion 2018 multi-currency RCF in March 2020 and AngloGold Ashanti Holdings plc issued, at the start of October 2020, the $700 million 2030 notes (as defined below). In 2021, AngloGold Ashanti Holdings plc issued, at the end of October 2021, the $750 million 2028 notes.

Cash outflows from repayment of borrowings decreased by $1,490 million from $2,310 million in 2020 to $820 million in 2021. In 2020, AngloGold Ashanti Holdings plc repaid, at maturity in April 2020, the $700 million 2020 notes (as defined below) and AngloGold Ashanti repaid the fully drawn $1.4 billion 2018 multi-currency RCF in October 2020. In 2021, AngloGold Ashanti Holdings plc repurchased the $750 million 2022 notes by way of a tender offer in October 2021 followed by a redemption in November 2021.

Finance costs paid increased by $2 million from $118 million in 2020 to $120 million in 2021. The increase was mainly due to lower interest capitalised against the Obuasi redevelopment project and higher lease liabilities.

Other borrowing costs increased by $2 million from $33 million in 2020 to $35 million in 2021. The other borrowing costs paid in 2020 included the costs of AngloGold Ashanti’s $1.0 billion standby credit facility and the underwriting fees for the issuance of the 2030 notes. The other borrowing costs paid in 2021 were for the underwriting fees for the issuance of the 2028 notes as well as the tender offer premium and redemption premium costs of the 2022 notes.

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

AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2023 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.

Cash and cash equivalents

AngloGold Ashanti’s cash and cash equivalents decreased by $48 million, or four percent, from $1.154 billion at 31 December 2021 to $1.106 billion at 31 December 2022. At 31 December 2022, 78 percent of the Company’s cash and cash equivalents were held in US dollars, three percent in Australian dollars, eight percent in South African rands, ten percent in Argentinean pesos and one percent in other currencies. Amounts are converted to US dollars at exchange rates as of 31 December 2022.

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

Bonds

During April 2010, AngloGold Ashanti Holdings plc issued two rated bonds, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 10-year ($700 million) bond with a semi-annual coupon of 5.375% per annum (the “2020 notes”) was repaid at maturity in April 2020 and is no longer outstanding. The 30-year ($300 million) bond with a semi-annual coupon of 6.50% per annum (the “2040 notes”) will mature on 15 April 2040, unless the Company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2020 Notes and 2040 Notes”.

During July 2012, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 10-year ($750 million) bond with a semi-annual coupon of 5.125% per annum (the “2022 notes”) was repurchased in part in October 2021 with the remainder redeemed in November 2021 and is no longer outstanding. See also “Item 10C: Material Contracts—Notes—2022 Notes”.

During October 2020, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 10-year ($700 million) bond with a semi-annual coupon of 3.750% per annum (the “2030 notes”) will mature on 1 October 2030, unless the Company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2030 Notes”.

During October 2021, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold Ashanti Limited. The 7-year ($750 million) bond with a semi-annual coupon of 3.375% per annum (the “2028 notes”) will mature on 1 November 2028, unless the Company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2028 Notes”.

Credit facilities

During August 2016, Société AngloGold Ashanti de Guinée S.A., as borrower, entered into a three-year unsecured revolving credit facility of $65 million with Nedbank Limited, as lender (the “2016 Siguiri RCF”). In February 2019, the 2016 Siguiri RCF was renewed for a further three years. The interest rate charged was LIBOR plus 8.50%. In April 2022, the 2016 Siguiri RCF, which was due to mature in May 2022, was extended for a further three months and the interest rate was amended to a fixed rate plus 8.50%. On 3 August 2022, the 2016 Siguiri RCF was repaid and cancelled.

During October 2018, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the “2018 multi-currency RCF”) with the Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consisted of (i) a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and (ii) an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin was subject to a ratings grid. In this regard, the interest margin reduced if the Group’s credit rating improved from its current BB+/Baa3 status and increased if its credit rating worsened. The A$500 million portion of the 2018 multi-currency RCF was used to fund the working capital and development costs associated with the Group’s mining operations within Australia without eroding the Group’s headroom under its other facilities and exposing the Group to foreign exchange gains/losses each quarter. On 9 June 2022, the 2018 multi-currency RCF was repaid and cancelled.

During December 2021, Geita Gold Mining Limited, as borrower, entered into a three-year unsecured multi-currency revolving credit facility of $150 million with Nedbank Limited, as underwriter and agent, and certain financial institutions party thereto, as original banks (the “2021 Geita RCF”). The 2021 Geita RCF consisted of a Tanzanian shilling component capped at the equivalent of $87 million bearing interest at 12.5% and a US dollar component bearing interest at LIBOR plus 6.7%. On 27 February 2023, the 2021 Geita RCF was amended to, among other matters, increase its size to $277 million and change the reference rate to Term SOFR. The amended 2021 Geita RCF consists of a Tanzanian shilling component capped at the equivalent of $148 million bearing interest at 12.5% and a US dollar component of $129 million bearing interest at Term SOFR plus 6.7%. The 2021 Geita RCF will mature during August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement. As of 31 December 2022, the 2021 Geita RCF was fully drawn at $150 million.

AngloGold Ashanti Limited, as borrower, seeks to renew its corporate overnight facility of ZAR 150 million (the “RMB corporate overnight facility”) with FirstRand Bank Limited on an annual basis. During October 2021, the RMB corporate overnight facility was reduced from ZAR 500 million to ZAR 150 million. As of 31 December 2022, the ZAR 150 million RMB corporate overnight facility was undrawn.

On 9 June 2022, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a new five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the “2022 multi-currency RCF”) with the Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The 2022 multi-currency RCF refinanced the 2018 multi-currency RCF. The loan consists of (i) a US dollar based facility with interest charged at a margin of 1.45% above Compounded SOFR adjusted for CAS and (ii) an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce if the Group’s credit rating improves from its current BB+/Baa3 status and will increase if its credit rating worsens. The A$500 million portion of the 2022 multi-currency RCF will be used to fund the working capital and development costs associated with the Group’s mining operations within Australia without eroding the Group’s headroom under its other facilities and exposing the Group to foreign exchange gains/losses each quarter. The 2022 multi-currency RCF will mature on 9 June 2027, with the option, upon application, to be extended by two years. As of 31 December 2022, the equivalent of $1,362 million was undrawn under the 2022 multi-currency RCF (with the equivalent of $37 million being drawn under the AUD portion). See also “Item 10C: Material Contracts—Multi-currency Revolving Credit Facility”.

On 13 October 2022, Société AngloGold Ashanti de Guinée S.A., as borrower, entered into a three-year unsecured revolving credit facility of $65 million with Nedbank Limited, as lender (the “2022 Siguiri RCF”). The current interest rate charged is Term SOFR plus 8%. The Siguiri RCF will mature on 13 October 2025. As of 31 December 2022, the 2022 Siguiri RCF was fully drawn.

Environmental obligations

Pursuant to environmental regulations in the countries in which AngloGold Ashanti operates, in connection with plans for the eventual end-of-life of our mines, AngloGold Ashanti is obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover all or a portion of the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations expire on completion of the rehabilitation although, in some cases, AngloGold Ashanti may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed. In Australia, since 2014, AngloGold Ashanti has paid into a Mine Rehabilitation Fund an amount of A$11 million for a current carrying value of the liability of A$107 million. At Iduapriem, AngloGold Ashanti has provided a bond comprising a cash component of $12 million with a further bond guarantee amounting to $14 million issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $46 million. At Obuasi, AngloGold Ashanti has provided a bond comprising a cash component of $22 million with a further bank guarantee amounting to $30 million issued by Stanbic Bank Ghana Limited and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $171 million. In some circumstances, the Company may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Current borrowings

AngloGold Ashanti’s current borrowings decreased by $33 million from $51 million at 31 December 2021 to $18 million at 31 December 2022. See “Item 18: Financial Statements—Note 24—Borrowings”.

Non-current borrowings

AngloGold Ashanti’s non-current borrowings increased by $107 million from $1,858 million at 31 December 2021 to $1,965 million at 31 December 2022. See “Item 18: Financial Statements—Note 24—Borrowings”.

As at 31 December 2022, AngloGold Ashanti’s total non-current borrowings, including the short-term portion maturing within 2022, was made up as follows:

$ (million)
Unsecured borrowings	1,983
Total borrowings	1,983
Less: Short-term maturities (current borrowings)	18
Total non-current borrowings	1,965
Amounts falling due are scheduled as follows:

$ (million)
Within one year	18
Between one and two years	149
Between two and five years	102
After five years	1,714
Total	1,983

At 31 December 2022, the currencies in which the borrowings were denominated were as follows:

$ (million)
United States dollar	1,858
Australian dollar	37
South African rand	—
Tanzanian shilling	88
Brazilian real	—
Total	1,983
At 31 December 2022, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
FirstRand Bank Limited corporate overnight facility (R150 million) – SA rand	9
Multi-currency syndicated revolving credit facility ($1.4 billion) – US dollar / Australian dollar	1,362
Geita revolving credit facility ($150 million) – US dollar / Tanzanian shilling (1)	—
Siguiri revolving credit facility ($65 million) – US dollar	—
Total undrawn facilities	1,371
(1) On 27 February 2023, the size of the 2021 Geita RCF was increased from $150 million to $277 million.

AngloGold Ashanti had no other committed lines of credit as of 31 December 2022.
As of 31 December 2022, the Company was in compliance with all debt covenants and provisions related to potential defaults.
See “Item 18: Financial Statements—Note 34—Capital Management” and “Item 10C: Material Contracts”.

At 31 December 2022, lease liabilities were as follows:

$ (million)
Non-current	102
Current	84
Total	186

AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly.

Supplemental parent guarantor and subsidiary issuer financial information

AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti Limited (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the “guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds certain of AngloGold Ashanti’s operations and assets located outside of South Africa. The guaranteed debt securities outstanding as of 31 December 2022 consisted of:

•a $300 million 30-year bond, with a maturity date of 15 April 2040 and a fixed coupon of 6.500% payable semi-annually (the “2040 notes”);
•a $750 million 7-year bond, with a maturity date of 1 November 2028 and a fixed coupon of 3.375% payable semi-annually (the “2028 notes”); and
•a $700 million 10-year bond, with a maturity date of 1 October 2030 and a fixed coupon of 3.750% payable semi-annually (the “2030 notes”).

The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The Guarantor has obtained the approval of the South African Reserve Bank (SARB) to provide each of the guarantees. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries (other than the Issuer). As at 31 December 2022, all of the debt of the Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.

The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the “Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s consolidated financial statements for the year ended and as at 31 December 2022, see “Item 18: Financial Statements”.

Income statement information

Obligor Group(1)
$ (million)	Year ended 31 December 2022

Revenues from Non-Obligor Subsidiaries	1
Revenues from Investments	18
Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	1
Loss for the period from continuing operations	(141)
Loss for the period	(141)

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

Statement of financial position information

Obligor Group
$ (million)	Year ended 31 December 2022

ASSETS
Receivables due from Non-Obligor Subsidiaries	1,640
Other current assets	604
Total current assets	2,244

Non-current assets	36

LIABILITIES
Payables due to Non-Obligor Subsidiaries	276
Other current liabilities	198
Total current liabilities	474

Non-current liabilities	1,806

Contractual commitments and contingencies

For a detailed discussion of commitments and contingencies, see “Item 18: Financial Statements—Note 32—Contractual Commitments and Contingencies”.

As at 31 December 2022, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment	Total amount	Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years
(in millions)	$	$	$	$	$
Capital expenditure (contracted and not yet contracted)(1)	437	398	39	—	—
Other commercial commitments(2)	1,011	436	447	128	—
Total	1,448	834	486	128	—
(1)    There were no commitments through contractual arrangements with equity-accounted joint ventures.
(2)    Excludes commitments through contractual arrangements with equity-accounted joint ventures.

To service the above capital commitments and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities).

Contractual obligations

As at 31 December 2022, AngloGold Ashanti had the following known contractual obligations:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	2,775	102	392	183	2,098
Capital lease obligations	203	79	100	22	2
Purchase obligations
- Contracted capital expenditure(2)	178	178
- Other purchase obligations(3)	1,011	436	447	128	—
Environmental rehabilitation costs(4)	734	61	109	83	481
Provision for silicosis(5)	43	12	13	15	3
Pensions and other post-retirement medical obligations(6)	71	8	18	16	29
Total	5,015	876	1,079	447	2,613

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
(4)    Pursuant to environmental requirements, AngloGold Ashanti is obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present value of estimated closure costs at existing operating mines as well as mines in various stages of closure are reflected in this table. Costs are calculated using undiscounted real cash flows, not nominal cash flows. The amount will change from year to year depending on rehabilitation work undertaken, changes in design and methodology, and new occurrences. For more information on AngloGold Ashanti’s environmental rehabilitation obligations, see “Item 4B: Business Overview—Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters”. Amounts stated include a total estimated liability of $17 million in respect of equity-accounted joint ventures.
(5)     In South Africa, AngloGold Ashanti has been subject to numerous claims, including class action litigation with respect to alleged occupational lung diseases. The settlement agreement in relation to the silicosis and tuberculosis class action came into effect in December 2019, following the approval of the settlement by the High Court in Johannesburg in July 2019. As a result, a trust (Tshiamiso Trust) was established for a minimum of 13 years responsible for making payments to eligible beneficiaries. The amount of monetary compensation will vary depending on the nature and seriousness of the disease. See “Item 3D: Risk Factors—The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti”, “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters” and “Item 18: Financial Statements—Note 1.2—Statement of Compliance—Significant Accounting Judgements and Estimates—Provision for silicosis”.
(6)    Represents payments for unfunded plans or plans with insufficient funding. A $12 million reimbursive asset relating to annuities purchase to fund the asset has been separately recognised.

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

Recent developments

Recent developments disclosed in “Item 18: Financial Statements—Note 35—Subsequent Events” include the following details:

Dividend declaration - On 22 February 2023, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 322 South African cents (assuming an exchange rate of ZAR 17.53/$, the gross dividend payable per ADS is equivalent to 18 US cents) which was approximately $75 million.

AngloGold Ashanti and Gold Fields Propose Joint Arrangement in Ghana - Gold Fields and AngloGold Ashanti (the “Parties”) have agreed the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem Mines (the “Proposed Joint Venture”). The Tarkwa Mine is held by Gold Fields Ghana, in which Gold Fields currently owns a 90% share and the Government of Ghana (the “GoG”) holds 10%. The Iduapriem Mine is currently 100% owned by AngloGold Ashanti. Both mines are located near the town of Tarkwa in the country’s Western Region. The Parties have agreed in principle on the key terms of the Proposed Joint Venture and will engage with the GoG and other key stakeholders, including relevant regulators, with a view to implementing the Proposed Joint Venture as soon as practically possible. The Parties have agreed to mutual exclusivity during this engagement. It is intended that the Proposed Joint Venture will be an incorporated joint venture, constituted within Gold Fields Ghana and operated by Gold Fields.

AngloGold Ashanti will contribute its 100% interest in the Iduapriem Mine to Gold Fields Ghana in return for a shareholding in that company. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7%, or two-thirds, and

AngloGold Ashanti will have an interest of 33.3%, or one-third, in the Proposed Joint Venture. There can be no certainty that the Parties will enter into a definitive agreement with respect to the Proposed Joint Venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the Proposed Joint Venture is subject to, among other matters, reaching agreement with the GoG regarding the Proposed Joint Venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

Related party transactions

For a detailed discussion of related party transactions, see “Item 7B: Related Party Transactions”.

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold Ashanti adopted the amendment to IAS 16 “Property, Plant and Equipment—Proceeds before Intended Use” on 1 January 2022. The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The cost allocation requires significant judgement in terms of this amendment. In accordance with the transitional provisions of IAS 16 an entity applies the amendments retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The adoption of the amendment on 1 January 2022 resulted in a retrospective increase in property, plant and equipment and a decrease in accumulated losses of $33 million as of 31 December 2020. There was no impact on the 2021 results as no revenue was capitalised in 2021. The effects of the 2020 restatement are included in the accumulated losses opening balance of the 2021 financial reporting period. The impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation, resulting exclusively from the redevelopment of the Obuasi mine. No other operation was impacted by the adoption of the amendment.

AngloGold Ashanti’s accounting policies are described in “Item 18: Financial Statements—Note 1—Statement of Compliance—Accounting Standards, Interpretations and Amendments to Published Accounting Standards”.

Critical accounting policies

AngloGold Ashanti’s accounting policies are described in “Item 18: Financial Statements—Note 1.2—Statement of Compliance—Significant Accounting Judgements and Estimates”.

Use of estimates and making of assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.

The more significant areas requiring the use of management estimates and assumptions relate to Mineral Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation, rehabilitation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start dates; and write downs of inventory to net realisable value. Other estimates include employee benefit liabilities and unrecognised tax positions.

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

AngloGold Ashanti’s significant accounting judgements and estimates are described in “Item 18: Financial Statements—Note 1.2—Statement of Compliance—Significant Accounting Judgements and Estimates”.

5C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $1 million during each of 2022, 2021 and 2020.

5D.    TREND INFORMATION

For a discussion of trends affecting AngloGold Ashanti’s business and operations, see “Item 5A: Operating Results—Key factors affecting results”.

5E.    CRITICAL ACCOUNTING ESTIMATES

Not applicable.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors

As at 10 March 2023, AngloGold Ashanti has a unitary board comprising ten directors - eight independent non-executive directors and two executive directors. Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed(1)
Alberto Calderon	63	Executive director and Chief Executive Officer	2021
Gillian Doran	46	Executive director and Chief Financial Officer	2023
Maria Ramos	64	Independent non-executive director and chairperson	2019
Rhidwaan Gasant	63	Lead independent non-executive director	2010
Kojo Busia	60	Independent non-executive director	2020
Alan Ferguson	65	Independent non-executive director	2018
Albert Garner	67	Independent non-executive director	2015
Scott Lawson	61	Independent non-executive director	2021
Maria Richter	68	Independent non-executive director	2015
Jochen Tilk	59	Independent non-executive director	2019
(1)    One-third of the directors (if their number is not a multiple of three, then the number nearest to but not less than one-third), must retire at each annual general meeting, according to those who have been longest in office or by lot but may be re-elected, if eligible. A director may not serve for a period of more than three years without retiring. Directors appointed since the previous annual general meeting must be approved by shareholders at the next annual general meeting (“AGM”).

Maria Ramos (64)
MSc, BCom (Hons), Banker Diploma, Certified Associate of the Institute of Bankers (SA)
Independent Non-Executive Director and Chairperson
Appointed: 1 June 2019 and as chairperson of the board on 5 December 2020
Board committee memberships:	Nominations and Governance Committee (Chairperson)

Maria Ramos is an independent non-executive director of Standard Chartered Plc and serves on the board of Compagnie Financière Richemont SA. She served as Group chief executive officer of Absa Group (previously Barclays Africa Group Limited), retiring in 2019. Prior to that she was CEO of Transnet and served as Director General of South Africa’s National Treasury.

She recently served as independent non-executive director on the boards of the Public Investment Corporation and Saudi British Bank. She also co-chaired the United Nations Secretary General's Task Force on Digital Financing of the Sustainable Development Goals.

Ms. Ramos has in the past served as a non-executive and independent director on the boards of Sanlam Ltd, Remgro Ltd and SABMiller Plc. She was a member of the World Economic Forum's International Business Council and member of its executive committee and its chairperson for two years.

She is a member of the Group of Thirty and serves on the International Advisory Board of the Blavatnik School of Government, Oxford University.

Rhidwaan Gasant (63)

BCompt (Hons), CA (SA), ACIMA, CGMA, Executive Development Programme
Lead Independent Non-Executive Director
Appointed: 12 August 2010
Board committee memberships:	Audit and Risk Committee Nominations and Governance Committee Remuneration and Human Resources Committee Social, Ethics and Sustainability Committee

Rhidwaan Gasant was previously the CEO of Energy Africa Limited. He is currently the independent non-executive chairman of Growthpoint Properties Limited and chairs the board audit committee of MTN Nigeria Communications Plc.

Kojo Busia (60)
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

Alan Ferguson (65)
BSc; CA (Scotland)
Independent Non-Executive Director
Appointed: 1 October 2018
Board committee memberships:	Audit and Risk Committee (Chairperson) Remuneration and Human Resources Committee Nominations and Governance Committee

Alan Ferguson was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011 he has held non-executive directorships on a number of boards including Johnson Matthey, Croda International and Marshall Motors Holdings where he chaired their audit committees and was the Senior Independent Director. He currently serves on the board of Harbour Energy, where he chairs the audit committee. In addition, Mr. Ferguson serves as a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and is a member of the leadership team of the UK Audit Committee Chair's Independent Forum.

Albert Garner (67)
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

Maria Richter (68)
BA, Juris Doctor
Independent Non-Executive Director
Appointed: 1 January 2015
Board committee memberships:	Remuneration and Human Resources Committee (Chairperson) Nominations and Governance Committee Social, Ethics and Sustainability Committee

Maria Richter is an experienced non-executive director who has served on a diverse range of US and international company boards. She previously served on the board of Barclays International, Barclays Bank plc and National Grid plc where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a US wealth management company, and is a member of the audit and nominations committees of Rexel and the remuneration committee of Bessemer Trust.

During Ms. Richter’s professional career she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Scott Lawson (61)
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

Jochen Tilk (59)
Bachelors in Mining Engineering, Masters in Mining Engineering
Independent Non-Executive Director
Appointed: 1 January 2019
Board committee memberships:	Investment Committee (Chairperson) Social, Ethics and Sustainability Committee Nominations and Governance Committee Audit and Risk Committee

Jochen Tilk is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. He is the former president and CEO of Potash Corporation. Mr. Tilk, previously spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s president and chief executive officer. He is also a director of Emera Inc., a publicly listed energy utility company and the Princess Margaret Cancer Foundation, a not-for-profit organization.

Alberto Calderon (63)
PhD, MPhil, MA, Juris Doctor, BA
Chief Executive Officer and Executive Director
Appointed: 1 September 2021
Board committee memberships:	None

Alberto Calderon’s executive experience includes leadership roles across the mining, petroleum, and energy sectors. He served as the chief executive officer of Orica and was also an executive at BHP Group Plc. During his time with BHP Group Plc, Mr. Calderon held a number of key leadership positions, including group executive and chief executive aluminum, nickel and corporate development, group executive and chief commercial officer.

Mr. Calderon was also CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia, and CEO of the Colombian oil company, Ecopetrol. Prior to this, Mr. Calderon held senior leadership positions in the International Monetary Fund and the Colombian government and has been a board member of a range of private, public and non-government organisations.

Gillian Doran (46)
Fellow Member of Association of Chartered Certified Accountants (FCCA)
Chief Financial Officer and Executive Director
Appointed: 1 January 2023
Board committee memberships:	Investment Committee

Gillian Doran brings more than 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining the Company, Ms. Doran served as chief financial officer for Rio Tinto’s Global Aluminium division. Ms. Doran’s career at Rio Tinto spanned over 15 years in a number of senior finance roles within operations, regional business unit and Group headquarters. A seasoned international executive leader having previously worked and lived in Europe, North America and Australia, Ms. Doran brings to AngloGold Ashanti deep experience in financial accounting, planning, performance management, investment, transformation and strategy.

Board movements during 2022 and subsequent to year-end

The following changes to the board of directors took place during the period from 1 January 2022 to 31 December 2022 and subsequent to year-end:
•On 30 June 2022, Ms. Christine Ramon retired from the Company’s Board of Directors as an Executive Director.
•On 30 October 2022, Ms. Nelisiwe Magubane passed away. Ms. Magubane was a Non-Executive Director of the Company and a member of the Audit and Risk Committee and the Social, Ethics and Sustainability Committee.
•Effective 1 January 2023, Ms. Gillian Doran joined the Company’s Board of Directors as an Executive Director.
•On 22 February 2023, the below changes to the membership of certain board committees became effective, unless otherwise noted:
•Ms. Maria Richter stepped down from the Audit and Risk Committee and was appointed as a member of the Social, Ethics and Sustainability Committee.
•Mr. Albert Garner was appointed as a member of the Audit and Risk Committee, subject to shareholder approval at the 2023 AGM (scheduled for 15 May 2023).
•Mr. Scott Lawson was appointed as a member of the Audit and Risk Committee, subject to shareholder approval at the 2023 AGM (scheduled for 15 May 2023).
•Mr. Rhidwaan Gasant stepped down from the Investment Committee and was appointed as a member of the Social, Ethics and Sustainability Committee.
•Ms. Gillian Doran was appointed as a member of the Investment Committee.
•Ms. Maria Ramos stepped down from the Social, Ethics and Sustainability Committee.

In terms of the Company’s Memorandum of Incorporation (MoI), one-third of the directors are required to retire at each AGM and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the next AGM are Messrs. Ferguson, Garner and Gasant, who are eligible and have offered themselves for re-election.

EXECUTIVE COMMITTEE

AngloGold Ashanti’s executive management team (the “Executive Committee”) currently comprises eight members of whom two are executive directors. The Executive Committee oversees the day-to-day management of the Group’s activities and is supported by country and regional management teams as well as by Group corporate functions.

In addition to Mr. Alberto Calderon and Ms. Gillian Doran, the following people are members of the Executive Committee:

Lisa Ali (55)
BSc (Hons) in Chemistry, Analytical Chemistry, Biochemistry; Executive MBA
Chief People Officer
Lisa Ali was appointed as Chief People Officer of the Company and a member of the Executive Committee with effect from 1 April 2022. In this role, Ms. Ali is responsible for Group human resources.

Ms. Ali has over 30 years of experience, most of which has been in extractive industries. Since 2020, Ms. Ali has served as Chief People and Sustainability Officer at Newcrest Mining Limited. Prior to joining Newcrest, Ms. Ali was Head of Transformation at Trinidad Petroleum Holdings Ltd. and its subsidiary companies, and has held several senior positions at BP International PLC.

Stewart Bailey (49)
Chief Sustainability and Corporate Affairs Officer
Stewart Bailey’s portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering community and government relations, communications and investors relations, reporting and environment. Throughout 13 years with AngloGold Ashanti, based both in the US and South Africa, he has built an in-depth knowledge of the Company, its operations and its stakeholders. Mr. Bailey, formerly Senior Vice President of Investor Relations and Group Communications, was appointed to his current role in 2019. In his previous role, Mr. Bailey covered debt and equity investors in the US, South Africa, the UK, Europe and Asia. He also held line responsibility for AngloGold Ashanti's corporate communications programme, which included engagement with financial news media in South Africa, the US and the UK. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.

Terry Briggs (50)
BSc (Hons) in Geology; MEng

Chief Development Officer
Terry Briggs was appointed as Chief Development Officer of the Company and a member of the Executive Committee with effect from 1 April 2022. His portfolio at AngloGold Ashanti includes Corporate Strategy and Business Planning, Business Development and greenfields exploration.

Mr. Briggs has 25 years of experience, spanning site-based technical and management roles at several underground and open pit base and precious metal operations at all stages of development from start-up to closure, as well as regional and corporate leadership roles. Since 2008, Mr. Briggs worked at Newmont Corporation where, most recently, he served as Vice President Planning. Prior to serving in this role, Mr. Briggs held various leadership roles in Technical Services, Corporate Development and Finance at Newmont Corporation.

Mr. Briggs has represented on various geology and mining industry bodies and authored several publications on engineering, geology and exploration.

Ludwig Eybers (56)
BSc, Post graduate qualifications
Chief Operating Officer
Ludwig Eybers has over 33 years international mining experience. He joined AngloGold Ashanti in 2011 as Senior Vice President, based in Perth Australia. In 2013, he relocated to AngloGold Ashanti in South Africa to take-up the position of Senior Vice President, Africa Region. He was subsequently promoted to Chief Operations Officer- International in 2017. Mr. Eybers is currently responsible for overall strategic and operational responsibilities for production at the Company's mining operations.

Marcelo Godoy (51)

PhD Strategic Mine Planning, Masters Geostatistics

Chief Technology Officer
Marcelo Godoy has over 25 years of experience in the mining industry and was previously Senior Vice President, Exploration at Newmont Corporation where he led the development of numerous innovation programs, including a world-class orebody risk management system that delivered a step change in the reliability of production forecasts. Mr. Godoy is a recognised leader in the field of mine planning under uncertainty and a champion of diversity and inclusion. Prior to joining Newmont, he was Mining Sector Leader for Golder Associates in South America and a Director at Golder's Global Board of Directors. During his tenure at Golder Associates, Mr. Godoy managed major mining feasibility studies and reserve compliance audits for the world’s top producers of base Metals, iron ore and gold.

He brings to AngloGold Ashanti experience in resource modelling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage.

Lizelle Marwick (45)
B.Proc, LLB, LLM

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

Executive Committee movements during 2022 and subsequent to year-end

The following movements to the Executive Committee took place during the period from 1 January 2022 to 31 December 2022 and subsequent to year-end:
•Ms. Lisa Ali was appointed as Chief People Officer of the Company and a member of the Executive Committee with effect from 1 April 2022. Ms. Ali replaced Ms. Italia Boninelli, who served as Interim Group Human Resources Executive Consultant and prescribed officer with effect from 1 April 2021 until 31 March 2022.
•Mr. Terry Briggs was appointed as Chief Development Officer of the Company and a member of the Executive Committee with effect from 1 April 2022. Mr. Briggs replaced Mr. Vaughan Chamberlain, who was appointed as Interim Chief Development Officer of the Company and an interim member of the Executive Committee with effect from 1 October 2021 until 31 March 2022.
•Ms. Christine Ramon took early retirement from her role as Chief Financial Officer and a member of the Executive Committee of the Company effective 30 June 2022.
•Mr. Ian Kramer was appointed Interim Chief Financial Officer of the Company and an interim member of the Executive Committee with effect from 1 July 2022. He resumed his role as Senior Vice President: Group Finance with effect from 1 January 2023, stepping down from the Executive Committee.
•Ms. Gillian Doran was appointed as Chief Financial Officer and a member of the Company's Executive Committee with effect from 1 January 2023.

MINERAL RESOURCE AND MINERAL RESERVE LEADERSHIP TEAM

Tarryn Flitton (44)
MEng (Mining), BSc (Hons) (Geology), RM SME, Pr.Sci.Nat (SACNASP), FGSSA

Tarryn Flitton is the Chairperson of the AngloGold Ashanti Mineral Resource and Mineral Reserve Leadership Team. Mrs. Flitton has 21 years’ experience in mining with ten years directly leading and managing Mineral Resource and Mineral Reserve reporting. Mrs. Flitton joined AngloGold Ashanti in 2001 and currently holds the position of Vice President: Resource and Reserve and is the Chairperson of the Company’s Mineral Resource and Mineral Reserve Leadership Team.

6B.    COMPENSATION

REMUNERATION AND HUMAN RESOURCES COMMITTEE

Remuneration and Human Resources Committee (the “Remco”)

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

With respect to its mandate on human resources, the Remco has oversight to all strategic aspects of people development and human resource issues. The Remco also considers and makes recommendations to shareholders on non-executive director’s fees.

The performance of the executive team, including the executive directors, is considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key performance objectives. Bonuses paid to the executives are a reflection of performance of each of the executives and the Company as a whole.

In 2022, the Remco was composed of the following members:

Members
Maria Richter (Chairperson)
Alan Ferguson
Albert Garner
Rhidwaan Gasant

The meetings of the Remco are attended by the Chief Executive Officer and Chief People Officer, except when they are conflicted or have a personal financial interest, such as when their own remuneration or benefits are being discussed.

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

Each executive’s role is individually sized to ensure the best match possible. The comparison is done for the same or similar roles irrespective of location of work. Each component of remuneration (base salary, short-term incentives, long-term incentives and employee benefits and allowances) is analysed and compared with our global peer group’s market range and the overall package is reviewed accordingly. Our incentive scheme, the Deferred Share Plan (the “DSP”), was implemented in January 2018. For a description of the DSP, see “Item 6E: Share Ownership—AngloGold Deferred Share Plan (DSP)”.

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

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION

For the amounts paid and benefits granted to executive directors and executive management in 2022, see “Item 18: Financial Statements—Note 31—Related Parties—Directors and other key management personnel—Executive Directors’ and Prescribed Officers’ remuneration”.

For details of the share-based awards and rights to subscribe for ordinary shares in the Company granted to, and exercised by executive directors and executive management team members, see “Item 6E: Share Ownership—AngloGold Deferred Share Plan (“DSP”) and “Item 6E: Share Ownership—Participation by Executive Directors, Executive Management Team Members and Other Managers in the AngloGold Share Incentive Scheme”.

NON-EXECUTIVE DIRECTORS’ FEES AND ALLOWANCES
The fees of non-executive directors are fixed by shareholders at the annual general meeting. In addition to their compensation, the non-executive directors receive fees for their participation on board committees and allowances for travelling internationally to attend board meetings. Non-executive directors do not receive further payments from the Company and are precluded from participation in the Company’s share incentive scheme. For amounts paid to non-executive directors in 2022, see “Item 18: Financial Statements—Note 31—Related Parties—Directors and other key management personnel—Non-Executive Directors’ fees and allowances”.

6C.    BOARD PRACTICES

The Board of Directors

The Company is governed by a unitary board of directors, the composition of which promotes the balance of authority and precludes any one director from dominating decision-making. Our board membership at year-end comprised nine directors, eight independent non-executive directors and one executive director. Subsequent to year-end, an additional executive director joined the Company’s board.

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

Appointment and rotation of directors

Several factors, including the requirements of relevant legislation, best practice recommendations, qualifications and skills of a prospective board member and the requirements of the Director’s Fit and Proper Standards of the Company, as well as regional demographics, are considered in appointing board members. New directors are appointed pursuant to the recommendations of the Nominations and Governance Committee, which conducts a rigorous assessment of the credentials of each candidate. Newly appointed directors are elected at the next annual general meeting following their appointment and to stand for approval by shareholders.

At the next AGM, Ms. Gillian Doran will be named for election by shareholders as a director of AngloGold Ashanti.

In terms of the Company’s MoI, one-third of the directors are required to retire at each AGM and if they are eligible and available for re-election, will be put forward for re-election by the shareholders. The board has determined that the directors to retire at the next AGM are Messrs. Ferguson, Garner and Gasant, and being eligible, such directors have offered themselves for re-election.

The Company’s MoI does not set a mandatory retirement age for non-executive directors. However, in accordance with recommendations of King IV, any independent non-executive director serving more than nine years should be subjected to a rigorous review of his or her independence and performance by the board.

Service contracts

Non-Executive Directors
Non-executive directors receive fees for their services as directors which are approved by shareholders at AGMs. Non-executive directors do not participate in the Company’s share incentive scheme.

Non-executive directors do not hold service contracts with the Company.

Executive Committee
All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the Company’s DSP. Interim appointments (interim Chief Financial Officer and interim Chief Development Officer) include an allowance aligned to the Company’s acting allowance policy to recognise the additional responsibilities associated with these roles.

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

In the event of a change of control becoming effective, an executive will receive the change of control terms at the end of the relevant notice period in line with their contractual agreement. The notice and change of control periods applied per category of executive (excluding interim appointments) as at 31 December 2022 were as follows:

Executive Committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

Key activities of the board and committees during 2022

The activities of the board and committees during 2022 were aimed at promoting the economic stability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance

Directors’ attendance at board and committee meetings during 2022 was as follows:

	Board (3)	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nominations and Governance (4)
Number of meetings in 2022	9	7	7	9	5	7
MDC Ramos	9	n/a	n/a	n/a	5	6
KOF Busia	9	n/a	7	n/a	5	6
A Calderon	9	n/a	n/a	n/a	n/a	n/a
AM Ferguson	9	7	n/a	9	n/a	7
AH Garner	9	n/a	6	9	n/a	n/a
R Gasant	9	7	7	9	n/a	7
SP Lawson	9	n/a	7	n/a	5	n/a
NVB Magubane (1)	6	4	n/a	n/a	4	n/a
KC Ramon (2)	4	n/a	5	n/a	n/a	n/a
MC Richter	9	7	n/a	9	n/a	6
JE Tilk	9	7	7	n/a	5	6
(1)    NVB Magubane passed away on 30 October 2022.
(2)    KC Ramon retired from the Board effective 30 June 2022.
(3)    During 2022, the Board held six scheduled Board meetings and three special Board meetings.
(4) Members of the Nominations and Governance Committee participated in an additional meeting in respect of the recruitment of the CFO.
(5) All committees held four scheduled meetings during the year.

Audit and Risk Committee

The Audit and Risk Committee comprises three (pending shareholder approval at the 2023 AGM of the appointment of two additional non-executive directors to the Audit and Risk Committee) independent non-executive directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving mining environment.

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
•considered the suitability, after assessing the information provided by the audit firm in terms of section 22.15(h) of the JSE Listings Requirements, for appointment of the audit firm and the designated individual partner;
•assessed the effectiveness of the Group’s external audit function;
•reviewed developments in reporting standards, corporate governance and best practice;
•monitored the governance of information technology (IT) and the effectiveness of the Group’s information systems; and
•reviewed the adequacy and effectiveness of the Group’s compliance function.

Proceedings and Performance Review

The Audit and Risk Committee formally met seven times in 2022.

The current members of the Audit and Risk Committee are:

Audit and Risk Committee Members (1)	AM Ferguson (Chairman and independent NED)
R Gasant (Independent NED)
JE Tilk (Independent NED)
Number of meetings held from January to December 2022	Seven

NED - Non-Executive Director

(1) The appointments of Mr Albert Garner and Mr Scott Lawson as members of the Audit and Risk Committee on 22 February 2023 is subject to shareholder approval at the annual general meeting on 15 May 2023.

The Chief Financial Officer; Senior Vice President: Finance; Chief Legal Officer; Senior Vice President: Group Internal Audit; Vice President: Group Tax; Group Risk Manager; Senior Vice President: Digital Technology; Vice President: Group Compliance; the external auditors, as well as other assurance providers regularly attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The full Audit and Risk Committee meets separately during closed sessions with management (including the Chief Executive Officer), internal audit and external audit at every scheduled quarterly meeting.

The effectiveness of the board and its committees, including the Audit and Risk Committee, is assessed at least every two years, and every alternate year there is an opportunity for consideration, reflection and discussion by the board of its performance and that of its committees.

Remuneration and Human Resources Committee (“Remco”)

The Remco activities are governed by the Terms of Reference (these were reviewed and approved by the board in May 2022). The purpose of the Remco is to assist the Board in discharging its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, employment, severance pay and ongoing perquisites or special benefit items and equity compensation of the Company’s executives, including the Chief Executive Officer, as well as retention strategies, design and application of material compensation programmes and share ownership guidelines.

With respect to its mandate on human resources, the Remco has strategic oversight of matters relating to the development of the Company’s human resources with the main objective of creating a competitive human resource for the Group.

The Remco operates in an independent role, operating as an overseer with accountability to the Board. This is accomplished by:

•Determining specific remuneration packages for the Executive Committee (the “ExCom”) members, and reviewing these annually. The broad framework and cost of executive remuneration shall be a matter for the Board on the recommendation and advice of the Remco;
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

The current members of the Remco are:

Remuneration and Human Resource Committee Members	MC Richter (Chairperson and independent NED)
R Gasant (Independent NED)
AM Ferguson (Independent NED)
A Garner (Independent NED)
Number of meetings held from January to December 2022	Nine
Other individuals who regularly attended meetings (attended by invitation or if needed to contribute pertinent insights and information)	A Calderon (CEO)
KC Ramon (former CFO) (1)
I Kramer (Interim CFO)
L Ali (Chief People Officer)
A Sidat representing Deloitte (Independent advisor to the Remco)
EM Mabuza (VP: Performance and Reward )
CM van Dyk (Remuneration and Benefits Consultant)
(1) Ms. Christine Ramon ceased to serve as CFO and executive director of the Company at the end of June 2022.

Remuneration Consultants

When appropriate, the Remco obtains advice from independent remuneration consultants. These consultants are employed directly by the Remco and engage directly with them to ensure independence.

With the appointment of PwC as the independent auditors the Remco was required to tender for new advisors. In May 2022, Deloitte was appointed to replace PwC to provide specialist, independent remuneration advice on all forms of executive and non-executive pay.

Mercer performs an independent bespoke executive survey and its advice is primarily around salary benchmarking for both executive and non-executive pay.

6D.    EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti Group over the last three financial years was:

	2022	2021	2020
Africa	19,807	17,260	16,829
Australia	1,532	1,332	1,230
Americas	9,498	9,972	8,789
Other, including corporate and non-gold producing subsidiaries	1,757	1,997	1,807
South Africa - discontinued operations (1)	—	—	8,297
Total*	32,594	30,561	36,952
*    The number of contractors employed on average during 2022 was 18,599.
(1)    In 2020, represents the monthly average number of employees for the nine months as discontinued operations before completion of sale on 30 September 2020.

Labour relations and collective bargaining

The AngloGold Ashanti approach to employee relations is predicated on a relationship-based model. We strive to establish constructive relations with our employees and their union representatives based on our Company values and our determination to embed interest-based collective bargaining. Working closely with our sites we are also at the forefront of ensuring that we comply with local legislation and regulatory obligations.

A global Employee Relations Standard governs employee and labour relations. The standard enables an approach to employee relations that is based on effective mechanisms for communication and participation, through direct and thoughtful engagement with employees, and where applicable, their representatives, such as trade unions.

Employees at most of our operations are unionised except those in Australia, Colombia and the United States. Although these employees are not unionised, the Company ensures sound employee relations through compliance with labour legislation in these countries, fair company policies and procedures and promoting healthy relationships through effective line management practices. The right to freedom of association and collective bargaining is not at risk at any of our operations.

Where our employees are unionised, we seek to build and maintain positive relations with representative unions as part of our overall stakeholder management philosophy. The table below shows the percentage of unionised employees covered by collective bargaining agreements by country:

Employees covered by collective bargaining agreements
Argentina	90 percent
Brazil	100 percent
Ghana	86 percent
Guinea	94 percent
Tanzania	86 percent

No wage agreements in Africa were due or made during the reporting period. Biannual collective bargaining and negotiations are expected to commence towards the second quarter of 2023.

In Africa, there were no labour incidents which resulted in stopping of operations in 2022, with the exception of one incident at the end of the second quarter of 2022 when community unrest affected operations at the Siguiri mine. The unrest was related to unemployment and demands for the mine to employ members of the community. The incident was resolved by the Siguiri mine.

In Brazil, all three collective agreements (Nova Lima/Sabará, Santa Bárbara and Crixás) were signed with the unions and implemented effective August 2022. The country has experienced a higher inflation rate of 10.12 percent (Aug/21 – Jul/22) mostly generated by the political uncertainty and expectations around the Presidential campaign and the October electoral process. Despite this context, there was no operational impact or attempt to strike, unlike in 2021.

In Argentina, CVSA completed the annual salary negotiation, aligned with country inflation, with a final increase of 100.2 percent for 12 months (May 22 to April 23). The percentage of fulfilment of the 2022 objectives was also agreed with the unions.

Full time employees receive a number of benefits not afforded to contractor employees. These include retirement, accommodation for selective employees, production and safety related bonus schemes, and reasonable and fair conditions of services in addition to resultant benefits emanating from collective bargaining.

The minimum notice period regarding operational changes varies from country to country. The Company does, however, comply with all relevant legislation.

6E.    SHARE OWNERSHIP

DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ORDINARY SHARES

The interests of directors and prescribed officers in the ordinary shares of the Company at 31 December 2022, which individually did not exceed one percent of the Company’s issued ordinary share capital are included in the annual financial statements; see “Item 18: Financial Statements—Note 31—Related Parties—Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares”.

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the Company’s registered and corporate office. See “Item 10H: Documents on Display”.

CHANGE IN DIRECTORS’ AND PRESCRIBED OFFICERS’ INTERESTS IN ANGLOGOLD ASHANTI SHARES SINCE 31 DECEMBER 2022

Refer to “Item 18: Note 31—Related Parties—Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares”.

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

The MSR was extended to include a 12-month post-termination holding, effective 1 January 2022:

Role	Within three years of appointment/from introduction of MSR (1 January 2020)	Within six years of appointment/from introduction of MSR (1 January 2020)	Holding requirement	12-month Post-Termination Holding (1 January 2022)
CEO	150% of net annual base salary	300% of net annual base salary	Throughout employment as a director or prescribed officer	The post-termination MSR will be the requirement based on the MSR policy at the time of termination. Should the executive depart (or no longer serve as director or prescribed officer) before they have achieved the MSR, all vested shares allocated effective 1 January 2022 onwards from the Company’s share incentive will be held for a one-year post-termination period. The holding will be up to their required MSR.
CFO	125% of net annual base salary	250% of net annual base salary
Executive Management Team	100% of net annual base salary	200% of net base salary
The following count towards an individual MSR:
•Shares purchased on the market, either directly or indirectly
•Vested shares from AngloGold Ashanti’s share incentive schemes
Accumulation of the post-termination holding commences on 1 January 2022, Executives have five years from introduction or appointment to accumulate holding.

The table below summarises each executive director and executive committee member’s accomplishment of the MSR:

Executive	Six-year target achievement date	MSR holding as at 31 December 2022 as a percentage of net base pay	Three-year MSR target achievement percentage	Six-year MSR target achievement percentage
Executive directors
A Calderon	September 2027	38%	150%	300%
Prescribed officers
L Ali (1)	April 2028	56%	100%	200%
SD Bailey	January 2025	298%	100%	200%
TJ Briggs (1)	April 2028	0%	100%	200%
L Eybers	March 2023	491%	100%	200%
MC Godoy	October 2027	206%	100%	200%
I Kramer (2)	July 2028	4%	100%	200%
L Marwick	July 2026	144%	100%	200%

(1) Appointed prescribed officer with effect from 1 April 2022 and the 3-year MSR achievement is due in April 2025
(2) Appointed prescribed officer with effect from 1 July 2022 to 31 December 2022. The MSR holding is not required subsequent to the appointment period.

MINIMUM SHAREHOLDING REQUIREMENT FOR NON-EXECUTIVE DIRECTORS (“NEDs”)

During February 2022, the board approved an MSR for NEDs. In terms of the policy, NEDs are required to acquire and hold an MSR in AngloGold Ashanti shares, equivalent to 150 percent of their annual base fee within four years of the effective date of the policy for existing NEDs and from the effective date of appointment for new NEDs.

	Four-year target achievement date	MSR holding as at 31 December 2022 as a percentage of annual base fee	Two-year MSR target achievement percentage	Four-year MSR target achievement percentage
Non-Executive Directors
MDC Ramos (Chairperson)	February 2026	0%	75%	150%
R Gasant (Lead independent director)	February 2026	0%	75%	150%
KOF Busia	February 2026	36%	75%	150%
AM Ferguson	February 2026	90%	75%	150%
AH Garner	February 2026	404%	75%	150%
SP Lawson	February 2026	51%	75%	150%
MC Richter	February 2026	203%	75%	150%
JE Tilk	February 2026	50%	75%	150%

ANGLOGOLD DEFERRED SHARE PLAN (DSP)

On 16 May 2017, the shareholders approved the introduction of the DSP. The DSP became effective 1 January 2018 and was designed to better align the interests of Company management with those of shareholders by rewarding decision-making that promotes the long-term health of the business by increasing the maximum vesting period of shares from two to five years, and introducing a claw-back provision, reducing the impact of uncontrollable factors, like gold price and currency fluctuations, in determining remuneration, providing better incentive for prudent, value-adding capital allocation, capping the number of shares that can be issued under the DSP in any given year to one percent of total shares in issue, and providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, health, governance, community relations and human capital disciplines.

The scope of participation in the DSP includes Executive Directors, members of the Executive Committee and senior management employees of the Company and its subsidiaries. The intention of the incentive scheme is to ensure that the medium- to long-term interests of the executives and senior management employees are aligned with the shareholders’ interests, providing rewards to the executives and senior management employees and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved.

Non-Executive Directors are not eligible to participate in the DSP.

DSP awards are payable in cash and where applicable (depending on stratum level), the balance will be delivered in one of two compensation components, either deferred cash or deferred shares, vesting equally over a period of two to five years. For each member of the Executive Management Team, the deferred portion is paid entirely in deferred shares vesting over a five-year period. Deferred shares have a right to receive dividend equivalents during the deferral period.

The total incentive is determined based on a combination of Company and individual performance measures, which are defined annually with weightings applied to each measure. Each metric is weighted and has a threshold, target and stretch achievement level related to the Company budget and the desired stretch targets for the year. Below-threshold achievement results in no payment. At the end of each financial year, the Company’s and the CEO and CFO's performance is assessed by the Remco and the board and the performance of the other members of the executive management team is assessed by the Remco against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as a percentage of base salary based on on-target achievement:

	Cash	Shares	Total Incentive
Level	On-Target Achievement
CEO	100.00%	200.00%	300.00% % %
CFO	85.00% %	185.00% %	270.00% % %
Executive Management Team	75.00% %	174.00% %	249.00% % %

CEO means Chief Executive Officer.
CFO means Chief Financial Officer.

The graphs below illustrate the threshold, on-target and stretch for the DSP scheme and performance measure weightings (Company and individual) as a percentage of base salary:

One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment with the exception of the ExCom members who have post-termination vesting for good-leavers. Individual KPIs account for 20 percent of the performance scorecard in the DSP incentive scheme and Company performance accounts for the remaining 80 percent. Company metrics are relative total shareholder return, absolute total shareholder return, normalized cash return on equity, production, all-in sustaining costs, total cash costs, mineral reserve additions pre-depletion, mineral resource additions pre-depletion, safety, health, environment and community metrics and people metrics.

Company and individual performance measures are assessed over each financial year, with the exception of certain Company measures that are measured over a trailing three-year basis. The first allocation under the DSP was made in February 2019 in respect of the 2018 performance year. For further information about the DSP, see “Exhibit 19.4.1.3”.

The DSP was amended and restated by the board of directors on 20 February 2023 to reflect our current practice by adding flexibility to grant sign-on awards to new employees of AngloGold Ashanti and to compensate them for incentive awards that they have forfeited from their previous employer.

The Committee approved the 2022 DSP metrics Company performance achievement of 94.86 percent. This was an important year for the Company and the following results, among others, demonstrate re-alignment of the strategic priorities and focused delivery.

Key highlights include:
•Incorporating a diverse new executive team and making significant changes at the senior vice president and critical skills level in the areas of Supply, Projects, Digital Technology and Operations
•Achieving an unprecedented safety performance which positions the Company well below the industry average in key metrics and demonstrates significant progress in resetting the safety culture
•Surpassing the production budget for the first time since 2017 and delivering Obuasi targets
•Reducing real cash costs which were less than one percent above the top end of guidance, rising by six percent year on year, which was roughly half the inflation rate experienced for the Company’s basket of goods and services
•Consolidating Nevada as a multi-decade, cost-competitive new growth project

The table below summarises AngloGold Ashanti’s remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2022:

DSP performance measure		Weighting	Threshold measures	Target measures	Stretch measures	2022 achievement %
Financial measures	Relative total shareholder return (measured in US$)	12.50%	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile TSR of comparators	0.00%
	Absolute total shareholder return (measured in US$)	7.50%	USD COE (6%)	USD COE + 2% (8%)	USD COE + 6% (12%)	11.25%
	Normalised cash return on equity (nCROE)	15.00%	USD COE (6%)	USD COE + 9% (15%)	USD COE + 18% (24%)	22.50%
	Production	15.00%	2,550 oz (000)	2,734 oz (000)	2,837 oz (000)	15.60%
	Total cash cost	10.00%	$1,015 / oz	$963 / oz	$915 / oz	0.00%
	All-in sustaining costs	5.00%	$1,425 / oz	$1,355 / oz	$1,285 / oz	4.00%
Future optionality	Mineral Reserve additions (pre-depletion, asset sales, mergers and acquisitions)	5.50%	Plus 1.6 Moz	Plus 3.2 Moz	Plus 4.8 Moz	5.98%
	Mineral Resources (pre-depletion, asset sales, mergers and acquisitions)	5.50%	Plus 4.2 Moz	Plus 8.3 Moz	Plus 12.5 Moz	4.10%
Safety	All injury frequency rate (AIFR) – one year	8.00%	≥2.5% performance improvement (2.07)	≥5% performance improvement (2.01)	≥7.5% performance improvement (1.96)	11.24%
	Major hazard control compliance		95% critical control compliance	99% critical control compliance	99.5% critical control compliance
Health, Environmental and Community	Health (2.5%): Reduction in workforce exposed to high respirable crystalline silica dust	12.00%	4% reduction	7% reduction	13% reduction	17.33%
	Environment (7.5%): Greenhouse gas emissions management		110% of budgeted carbon emission intensity (37.91)	100% of budgeted carbon emission intensity (34.46)	95% of budgeted carbon emission intensity (32.74)
	Community (2%): Business disruptions as a result of community unrest		2	1	0
People	Gender diversity	4.00%	21% female representation	23% female representation	25% female representation	2.86%
	Key staff retention		85% pa	90% pa	95% pa
	Total	100%				94.86%

Relative TSR measures the Company’s share price performance compared to the peer group on a relative basis. It is measured on a three-year trailing average. A total of seven peers (Agnico Eagle Ltd, Barrick Gold Corp, Gold ETF, Gold Fields Ltd, Kinross Gold Corp, Newcrest Mining Ltd and Newmont Mining Corp) are measured and numerically ranked; the positioning of AngloGold Ashanti in the ranking determines the bonus achievement.

Based on the criteria below for 2022, AngloGold Ashanti was ranked seventh and was therefore positioned below the median at a growth percentage of 13.00 percent; therefore, the achievement was calculated at below threshold (0 percent).

Criteria table for relative TSR

Threshold achievement (50%)	33.93%	Median
Target achievement (100%)	49.05%	Halfway between median and upper quartile
Stretch achievements (150%)	64.17%	Upper quartile

Absolute TSR measures the Company’s share price performance on a three-year trailing average and compares it to a percentage increase relating to US cost of equity (US COE). The stretch target is achieved if US COE plus 6 percent is exceeded based on this calculation. Currently the US COE is 6 percent, resulting in the stretch target being 12 percent.

Criteria table for absolute TSR

Threshold achievement (50%)	US cost of equity (COE)	6.00%
Target achievement (100%)	COE + 2%	8.00%
Stretch achievements (150%)	COE + 6%	12.00%

The Company’s growth percentage of 13.00 percent places them above the US COE plus 6 percent (12 percent); therefore, the achievement is on stretch (11.25 percent). Refer to the TSR ranking table above.

Additional details regarding the award outcomes for the CEO and CFO under the DSP for 2022 are provided below.

CEO: Key Objectives and Achievements for 2022:

Scorecard	Weighting	Comments
Health, safety, environment and community •Safety – 12.5% •Health, environment and community – 12.5% •Results aligned to Company DSP outcome	25%
AngloGold Ashanti’s safety performance improved year-on-year
•Total recordable injury frequency rate improved 41% to a record 1.26 in 2022 – less than half the 2021 ICMM member average of 2.90
•Lost-time injury frequency rate fell 40% to 0.65 year-on-year
•Visible leadership on Major Hazard Critical Controls programme
•Set new Scope 1 and 2 greenhouse gas reduction targets for 2030, including detailed programme of projects and capital estimates

Financial and production •Achievement of budget production oz’s and cash cost / oz •Significantly advance Project Full Potential: Identify the full potential of 5-6 operations and the measures to close the gap during following 24 months •Build major projects for the company’s long- term future inclusive of significant progress made on: ▪Obuasi – 5% ▪Colombia project – 5% ▪Nevada project – 5% •Support the move of major capital projects through development phases	55%
Exceeded budgeted production for first time since 2017. Achieved real cash cost reduction of 6% in volatile, inflationary environment, closing the gap vs. peer group, where costs increased above inflation:
•Improvement projects helped offset significant exogenous factors, including flooding in Brazil and Covid impact on labour in Australia
•Siguiri management intervention helped exceed planned production amid challenging operating conditions
•Obuasi production met market expectations

Initiated Full Asset Potential Programme:
•Six sites underwent FP programme; potential cost reductions identified
•Workbooks in place to realise efficiencies over c.24 months

Growth Projects:
•Quebradona Optimised Feasibility Study progressed; Environmental Impact assessment is in progress
•North Bullfrog feasibility study expected now in first half of 2023; Feasibility study for Silicon rescheduled to include Merlin and other orebodies

Individual KPIs •Embed Operating Model changes •Effective stakeholder management through:	20%	•Implemented new Operating Model; achieved planned personnel efficiencies in corporate functions and business units, with commensurate cost benefits
▪Good corporate governance and risk management		Corporate governance - simplified Delegation of Authority framework and implemented review of Group policies and standards
▪Effective relationships with shareholders and investors
•Worked to develop relationship with shareholders and analysts through industry conferences, roadshows and roundtable meetings. Improved market understanding of overall strategy and Full Asset Potential process, aided by engagement during results reporting and set-piece engagements

▪Good relations with governments in operating countries
•Government relations strengthened - increased personal interactions with key officials, including high-level meetings with governments of Ghana and Tanzania to strengthen relationships and discuss issues of mutual interest

▪Effective regular communication with board, executive committee, operations, projects and employees
•Employee townhalls, site visits and visible leadership on mental wellbeing and sexual harassment prevention campaigns. Culture survey results and subsequent workshops and feedback sessions have effectively boosted employee morale and engagement

		•Implemented an integrated new ExCom and significant changes at senior management level to ensure robust capability to deliver the business plan
		•Global implementation of the anti-discrimination and sexual harassment standards
Total	100%

CEO: Performance incentive outcome 2022
2022 DSP performance outcome	Weighting	DSP award outcome
Financial performance targets
Relative total shareholder return	12.50%	0.00%
Absolute total shareholder return	7.50%	11.25%
Normalised cash return on equity (nCROE)	15.00%	22.50%
Production	15.00%	15.60%
Total Cash Costs	10.00%	0.00%
All-in sustaining costs	5.00%	4.00%
Mineral Reserve pre-depletion	5.50%	5.98%
Mineral Resource additions pre-depletion	5.50%	4.10%
Safety	8.00%	11.24%
Health, Environment and Community	12.00%	17.33%
Core value: People	4.00%	2.86%
Total % for Company performance:	100.0%	94.86%
		.

Organisational performance weighting:	80.00%
=
A - Organisational performance weighted outcome:	75.89%
Individual performance results
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets
Individual performance weighting:	20.00%
X
Performance rating award correlation:	150.00%
=
B - DSP opportunity based on individual performance:	30.00%
Total % of DSP pay opportunity (A+B)	105.89%
x
On-target total cash bonus opportunity (as % of base pay)	100.00%
On-target total deferred share award opportunity (as % of base pay)	200.00%
=
Final cash bonus result (as % of base pay)	105.89%
Final deferred share result (as % of base pay)	211.78%
Base pay as at 31 December 2022 (all offshore payments converted to ZAR at exchange rate of ZAR16.3655: USD1)	x
26,184,800
=
Annual cash portion of DSP:	27,726,561
Annual deferred share portion of DSP (to vest over five years):	55,453,122
Total 2022 deferred share plan award:	83,179,683

CFO: Key Objectives and Achievements for 2022:

Scorecard	Weighting	Comments
Leadership and stakeholder engagement	5%
•Maintained effective relationships with equity and debt investors, banks, ratings agencies, auditors and joint venture partners
•Continued to provide input at relevant stakeholders’ forums on financial, tax and regulatory matters

Liquidity, credit ratings and balance sheet management	15%
•Refinanced $1.4bn multi-currency RCF by mid-June 2022 at favourable terms, for a five-year tenure with two one-year extensions
•Proactively engaged the ratings agencies on the Company’s strategy, operational performance, and cost initiatives. AngloGold Ashanti’s credit ratings were maintained by all three credit ratings agencies

Cost discipline and cash preservation measures	50%
•Production and cost guidance remained on track for the year in the first half of 2022
•Maintained focus on optimising corporate costs, as well as non-essential expenditure
•Proactively managed supply chain risks across the business amidst challenging market conditions resulting from COVID-19-related impacts and the Russia/Ukraine war

•Adequate levels of consumables and spares (3-6 months) have been maintained across the operations to maintain business continuity. Targeted supply chain savings remained on track despite inflationary pressures due to stocking and pricing strategies and ensured that the full asset potential programme was adequately supported

Governance and risk management	15%
•Ensured that a strong culture of compliance and consistency of accounting practices prevailed through regular interaction with business units
•Ensured a strong focus on the Tanzanian tax matters and that there is appropriate disclosure of all tax exposures
•Assessed oil hedging at various intervals earlier in the year

Implementation of the Operating Model	15%
•The approved Operating Model structures for the Finance and Supply functions were embedded well before the end of June 2022; appropriate transition plans developed identified risks
•Ensured that the business process optimisation initiatives had been progressed and that projects have been put in place to address the recommendations

Total	100%

CEO: Performance incentive outcome 2022
2022 DSP performance outcome	Weighting	DSP award outcome
Financial performance targets
Relative total shareholder return	12.50%	0.00%
Absolute total shareholder return	7.50%	11.25%
Normalised cash return on equity (nCROE)	15.00%	22.50%
Production	15.00%	15.60%
Total Cash Costs	10.00%	0.00%
All-in sustaining costs	5.00%	4.00%
Mineral Reserve pre-depletion	5.50%	5.98%
Mineral Resource additions pre-depletion	5.50%	4.10%
Safety	8.00%	11.24%
Health, Environment and Community	12.00%	17.33%
Core value: People	4.00%	2.86%
Total % for Company performance:	100.0%	94.86%

Organisational performance weighting:		80.00%
		=
A - Organisational performance weighted outcome:		75.89%
Individual performance results
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets
Individual performance weighting:		20.00%
		X
Performance rating award correlation:		112.50%
		=
B - DSP opportunity based on individual performance:		22.50%
Total % of DSP pay opportunity (A+B)		98.39%
		x
On-target total cash bonus opportunity (as % of base pay)		85.00%
On-target total deferred share award opportunity (as % of base pay)		185.00%
		=
Final cash bonus result (as % of base pay)		83.63%
Final deferred share result (as % of base pay)		0.00%(1)
Base pay for six months as at 30 June 2022 (all offshore payments converted to ZAR at exchange rate of ZAR16.3655: USD1)		x
		5,441,578
		=
Annual cash portion of DSP:		4,550,781
Annual deferred share portion of DSP (to vest over five years):		—
Total 2022 deferred share plan award:		4,550,781

(1)    Deferred share award was not payable because of the CFO’s termination of service.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT TEAM MEMBERS AND OTHER MANAGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the share-based awards and rights to subscribe for ordinary shares in the Company granted to, and exercised by, executive directors, executive management team members and other managers on an aggregate basis during the year to 31 December 2022 and subsequent to year end up to 10 March 2023, see “Item 18: Financial Statements—Note 31—Related Parties—Directors and other key management personnel”.

PARTICIPATION BY EMPLOYEES IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

For details of the share-based awards and rights to subscribe for ordinary shares in the Company granted to, and exercised by, employees on an aggregate basis during the year to 31 December 2022, see “Item 18: Financial Statements—Note 9—Share- Based Payments”.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Overview

Description of AngloGold Ashanti’s share capital

AngloGold Ashanti’s share capital consists of one class of stock:

•Ordinary shares, par value 25 South African cents each (the “ordinary shares”);

The authorised and issued share capital of AngloGold at 31 December 2022 is set out below:

Title of class (1)	Authorised	Issued
Ordinary shares	600,000,000	418,600,473
(1) During December 2021, the A and B redeemable preference shares were redeemed and the preference share certificates cancelled. All redeemable preference shares were removed from the authorised share capital at the AGM held on 16 May 2022.

All the issued ordinary shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

The following are the movements in the ordinary issued share capital at 31 December:

Ordinary shares

	Number of Shares	Rand	Number of Shares	Rand	Number of Shares	Rand
	2022		2021		2020
At 1 January	417,501,452	104,375,363	416,890,087	104,222,522	415,301,215	103,825,304
Issued during the year:
Exercise of options by participants in the AngloGold Share Incentive Scheme	1,099,021	274,755	611,365	152,841	1,588,872	397,218
31 December	418,600,473	104,650,118	417,501,452	104,375,363	416,890,087	104,222,522

During the period from 1 January 2023 to and including 10 March 2023, 246,930 ordinary shares were issued at an average issue price of R270.27 per share, resulting in 418,847,403 ordinary shares being in issue at 10 March 2023.

7A.    MAJOR SHAREHOLDERS

According to information available to the directors, the following are the only shareholders or their associates holding, directly or indirectly, in excess of five percent of the ordinary issued share capital of the Company:

Ordinary shares held at	31 December 2022		31 December 2021		31 December 2020
Shareholder*	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights	Number of Shares	Percent Voting Rights
Public Investment Corporation of South Africa	51,477,205	12.30	44,332,506	10.62	39,846,637	9.56
BlackRock Inc.	29,536,274	7.06	27,155,066	6.50	27,956,084	6.71
Van Eck Associates Corporation	23,602,172	5.64	n/a	n/a	26,488,311	6.35
Coronation Holdings	n/a	n/a	37,322,250	8.94	n/a	n/a

* Shares may not necessarily reflect the beneficial shareholder.

At 31 December 2022, a total of 125,736,908 shares (or 30 percent of issued ordinary share capital) were held by The Bank of New York Mellon, as Depositary for the Company’s American Depositary Receipt programme. Each American Depositary Share (ADS) is equivalent to one ordinary share. At 31 December 2022, the number of persons who were registered holders of ADSs was reported at 1,928. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All ordinary shareholders have the same voting rights.

As at 31 December 2022, there were 25,543 holders on record of AngloGold Ashanti ordinary shares. Of these holders 478 had registered addresses in the United States and held a total of 179,898,324 ordinary shares, or 42.98 percent of the total outstanding ordinary shares. In addition, certain accounts on record with registered addresses outside the United States, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At 10 March 2023, a total of 124,073,857 ADSs or 29.62 percent of total issued ordinary share capital were issued and outstanding and held on record by 1,914 registered holders.

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

2022
Purchases from related party
(in million)	$
Purchases of goods and services from related parties
Rand Refinery (Pty) Limited	14

Amounts due to joint ventures and associates arising from purchases of goods and services are unsecured and non-interest bearing.

As at 31 December 2022, there are no outstanding balances arising from loans owed to or by related parties.

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

TAX MATTERS

•The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): In Brazil, MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected MSG’s appeal against the assessment, which amounted to approximately $9.6 million. MSG appealed the dismissal of the case to the State Court of Minas Gerais. Any possible payment by MSG would be set off by an indemnity from Kinross Gold Corporation (Kinross) of $5 million provided for as part of the company’s acquisition of Kinross’ interest in MSG in 2012. The matter is currently pending in the State Court of Minas Gerais.

•Brazilian tax authorities v. AngloGold Ashanti Córrego do Sítio Mineração SA and Mineração Serra Grande S.A. (MSG): AngloGold Ashanti’s subsidiaries in Brazil, including AGA Mineração (formerly AngloGold Ashanti Brasil Mineração Ltda) and MSG, are involved in various disputes with the Brazilian tax authorities. These disputes date back as far as 2007 and involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the total possible amount involved across all tax disputes in Brazil is approximately $46.5 million, which include VAT claims and social security payments of $36 million.

•Colombian Tax Office (DIAN) v. AngloGold Ashanti Colombia S.A.S. (AGAC) and Gramalote Colombia Limited (Gramalote): Since 2013, AGAC received various notices from the DIAN that it disagreed with the company’s tax treatment of exploration expenditure in its 2010, 2011, 2013 and 2014 income tax returns and its 2011 equity tax return. However, AGAC believes that the DIAN has applied the tax legislation incorrectly and subsequently filed lawsuits before the Administrative Court of Cundinamarca (the trial court for tax litigation) challenging each of the DIAN’s rulings in respect of those tax returns. In 2018, the Administrative Court of Cundinamarca denied AGAC’s arguments with respect to the 2010 and 2011 tax litigation. AGAC subsequently appealed these judgments to the Council of State of Colombia (the highest court for tax matters). In November and December 2022, the Council of State ruled against AGAC upon appeal. The Council of State ordered AGAC to pay $34 million of additional taxes (which includes interest) in respect of the 2010 and 2011 tax returns, but it fully waived any related penalties (which were originally assessed in the amount of $47 million). In December 2022, a tax reform was adopted in Colombia, enacting changes which may lead to a reduction of interest charged on outstanding tax obligations in certain circumstances. In February 2023, AGAC paid $25 million of additional taxes (which includes interest) in respect of the 2011 income and equity tax returns, after taking into account a reduction of $6 million in interest under the tax reform. Following this payment, the 2011 tax litigation was fully settled. AGAC is still awaiting the final decision under the new tax reform in respect of the 2010 tax litigation. AGAC’s other lawsuits with respect to its 2013 and 2014 tax returns are still pending before the Administrative Court of Cundinamarca and the company has disclosed a contingent liability of $5.0 million in respect thereof (mainly covering related penalties).

Since 2019, Gramalote also received various notices from the DIAN that it disagreed with its 2013 and 2014 income tax returns on the same basis as the abovementioned AGAC returns, calculating additional taxes as well as penalties and interest. However, Gramalote also believes that the DIAN has applied the tax legislation incorrectly and subsequently filed lawsuits before the Administrative Court of Cundinamarca challenging each of the DIAN’s rulings in respect of those tax returns. Gramalote’s lawsuits with respect to its 2013 and 2014 tax returns are still pending before the Administrative Court of Cundinamarca. The company has disclosed a contingent liability of $3.0 million in relation to Gramalote’s 2013 and 2014 tax returns (mainly covering related penalties).

The total amount claimed by the DIAN, related to the above tax matters that remain outstanding amounted to $8.1 million of which $8.0 million related to penalties as of 31 December 2022. Following a judgment of the Council of State in July 2019 holding that duplicate penalties may not be charged, the company expects that certain penalties will likely be waived, reducing the overall exposure to $0.1 million in respect of those tax matters. In addition, from 2017 onwards, the deduction of exploration costs is prohibited following a change in Colombian tax legislation. As a result, exploration costs have been treated in accordance with the amended tax legislation subsequent to that date.

•Argentina Tax Authority (AFIP) v. Cerro Vanguardia S.A. (CVSA): In July 2013, CVSA received a notification from the AFIP requesting corrections to the 2007, 2008 and 2009 income tax returns of about $0.9 million relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $4.2 million. CVSA and AFIP have corresponded on this issue over the past several years, and the Argentinian tax authorities continue to assert their position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court in June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.

•Ghanaian tax authorities v. AngloGold Ashanti (Ghana) Limited (AGAG) withholding tax audits: AGAG received a final tax audit report from the Ghana Revenue Authority (GRA) in which the GRA demanded payment of $9.0 million in respect of withholding taxes on payments to non-resident persons. AGAG objected to the GRA’s assessment of withholding taxes on the basis that AGAG was duly exempted by the government of Ghana from withholding taxes on payments made to non-residents during the relevant periods in terms of the Deed of Warranty signed with the government of Ghana. In 2017, AGAG met with the Commissioner-General of the GRA and provided its position in writing together with the relevant supporting documents. AGAG has not yet received a response from the Commissioner-General. Due to the statute of limitations applicable to tax assessments in Ghana, the amount of the tax uncertainty is estimated at $6.0 million as at 31 December 2022.

COLOMBIA

•Santa María-Montecristo and La Colosa class action lawsuits: Class action lawsuits have been filed in relation to each of AngloGold Ashanti Colombia S.A.S.’s (AGAC) Santa María-Montecristo and La Colosa projects. Each of the two lawsuits aims to stop exploration and mining in certain restricted areas affected by the projects due to environmental concerns.

In respect of the Santa María-Montecristo class action lawsuit, in September 2011, the Administrative Court of Tolima granted one of the plaintiffs a preliminary injunction suspending AGAC’s mining concession contracts in relation to this project. AGAC has challenged this injunction, nevertheless, it remains in place during the course of the court proceedings. In May 2019, the Administrative Court of Tolima ruled that a technical study be prepared to define the places in which mining activities could be performed in the Combeima canyon without posing any threat to the water reservoirs of Ibagué, the capital of the Tolima department. In September 2020, the Council of State of Colombia (the highest court for administrative matters) on appeal overruled the decision of the Administrative Court of Tolima. The Council of State’s decision, which is final and not subject to further appeal, determined that AGAC, as concessionaire, has a right to develop the project if it can demonstrate to the mining and environmental authorities on the basis of technical studies that its mining exploration and, eventually, exploitation activities, will not impact the water resources of the Coello River basin and its tributaries. On 25 October 2022, AGAC returned the tenements involved in the Santa María-Montecristo project to the government of Colombia. This return is pending acceptance by the Colombian Mining Authority (Agencia Nacional de Minería) following which the Administrative Court of Tolima still needs to dismiss the case. Until such time, the injunction remains in place.

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

•Cortolima’s injunction against AngloGold Ashanti Colombia S.A.S. (AGAC): In March 2013, Cortolima, a regional environmental authority in the Tolima department, issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa mine design-related activities in the municipality of Piedras, AGAC engaged in drilling and other activities that could have negative effects on the environment. The injunction did not include any allegation that AGAC’s actions actually caused any environmental damages in Piedras. AGAC’s challenge of the injunction was unsuccessful before Cortolima. In August 2013, AGAC initiated legal proceedings before the Council of State of Colombia (the highest court for administrative matters) seeking annulment of the injunction as well as restoration of its rights to continue its activities in the area. In November 2019, the Council of State ruled that the competent judicial authority to decide on this matter is the Administrative Court of Tolima and referred the case to that court. In July 2020, the Twelfth Administrative Court of Tolima ruled that since the injunction is a preliminary and temporary measure imposed as part of the administrative approval process within Cortolima and not a final decision, it is not yet amenable to administrative judicial review. In July 2021, this decision was reversed on appeal by the Administrative Superior Court of Tolima in a ruling that such injunctions are amenable to administrative judicial review. The appellate court ordered the Twelfth Administrative Court of Tolima to review the matter and issue a decision thereon. Consequently, the Twelfth Administrative Court of Tolima admitted the case and a first hearing was held on 21 April 2022. Trial evidence was accepted. On 25 October 2022, another hearing was held to gather testimonies. The case remains pending. The Company expects that a final resolution of this matter will include payment of a penalty by AGAC in an amount that is not expected to be material. While the injunction remains in place, AGAC is not able to engage in certain of its activities related to the La Colosa project.

•Piedras and Cajamarca popular consultations: In 2013, the local council of the city of Piedras, near the La Colosa project, organised a popular consultation to ban all mining activities in Piedras (Piedras popular consultation), the result of which was validated by the Administrative Court of Tolima as part of an administrative procedure. Although the Piedras popular consultation did not have an immediate impact on the La Colosa project (due to its distant location from the project), AGAC believes the Piedras popular consultation was in violation of national law in Colombia. In 2013, AGAC filed a ‘tutela’ action (a legal action alleging a violation of constitutional rights) with the Council of State of Colombia (the highest court for administrative issues). In 2014, AGAC’s ‘tutela’ action was dismissed by the Council of State for lack of standing on the grounds that AGAC did not have mining tenements in Piedras. In addition, in 2015, AGAC filed a request for annulment of the administrative acts adopted by the local authorities in furtherance of the results of the Piedras popular consultation, which was rejected by the Second Administrative Court of Ibagué. AGAC subsequently appealed this ruling. In July 2021, AGAC was notified that the Administrative Superior Court of Tolima ruled on appeal that, in light of the 2018 decision of the Constitutional Court of Colombia (the highest court for constitutional issues) holding that local municipalities or regions are not entitled to veto mining activities through popular consultations (as further described below), the results of the Piedras popular consultation, and the administrative acts adopted in furtherance thereof, were not enforceable. An extraordinary appeal against this ruling was submitted on 22 March 2022, which is pending. In addition, in September 2021, a third party filed a ‘tutela’ action with the Council of State arguing that the Administrative Superior Court of Tolima did not have the authority to determine that the results of the Piedras popular consultation, and the administrative acts adopted in furtherance thereof, were not enforceable. In December 2021, the Council of State dismissed this ‘tutela’ action for lack of standing.

In March 2017, the residents of the municipality of Cajamarca also voted in a popular consultation to disapprove mining projects in the municipality, including the La Colosa project (Cajamarca popular consultation). However, the Mining Minister of Colombia subsequently publicly confirmed that Cajamarca’s vote does not apply retroactively implying the Cajamarca popular consultation did not have an immediate impact on AGAC’s rights with respect to the La Colosa project. In April 2017, AGAC nevertheless suspended all exploration activities at the La Colosa project until there is more certainty about mining activity in Colombia. In October 2018, the Colombian Constitutional Court issued ruling SU-095-2018 stating that local municipalities or regions were not entitled to veto mining activities through popular consultations. The Constitutional Court also ordered the national legislative body, the Congress of Colombia, to enact a law within two years to ensure that local communities and groups are adequately consulted in the approval of mining activities in accordance with specific criteria set out in its ruling. Subsequently, a group of citizens submitted an annulment claim before the Administrative Court of Cundinamarca to cancel AGAC’s mining contract in Cajamarca on the grounds of the results of the Cajamarca popular consultation. After having admitted the annulment claim in December 2019, the Administrative Court of Cundinamarca dismissed the plaintiffs’ claim in May 2021 on procedural grounds. The plaintiffs subsequently appealed this decision and the appeal is currently pending before the Council of State.

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

•Paramo Delimitation: In November 2016, the Colombian government issued Resolution 1987/2016 delineating certain wetlands or moorlands as environmentally important protected areas, which designation includes certain areas in and around the La Colosa project. In these areas there are limitations, or in some instances outright bans, on mining and mining-related activities. These limitations and bans could potentially adversely impact the design, operations and production of the mining project at the La Colosa project. In June 2017, AGAC filed suit against the Colombian Ministry of the Environment in the Administrative Court of Cundinamarca to annul Resolution 1987/2016 on technical and other grounds. The lawsuit was admitted in April 2019. The Ministry of the Environment, as defendant in this action, is expected to file its response to the annulment claim.

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

GHANA

•Pompora Treatment Plant Litigation: In April 2013, AngloGold Ashanti (Ghana) Limited (AGAG) received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not file their application for directions in time. In February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships resulting from the failure of their crops. This matter has been adjourned indefinitely. As plaintiffs in these matters have not actively pursued these legal proceedings, AGAG is taking steps to have these matters dismissed for want of prosecution.

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

TANZANIA

•Geita Gold Mining Limited (GGM): In January 2007, Jackson Manyelo and other plaintiffs filed a suit against GGM in the Mwanza High Court alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of TZS9.6 billion (approximately $6 million). In April 2015, the High Court issued a judgment in favour of GGM. In 2016, plaintiffs appealed to the Court of Appeal, where the matter is pending.

•Geita Gold Mining Limited (GGM) and Samax Resources Limited (Samax) v. Government of Tanzania: In July 2017, GGM and Samax filed a notice of arbitration against the government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. The notice of arbitration was submitted in accordance with Article 12 of the Agreement for the Development of a Gold Mine at Geita, Mwanza between the government of Tanzania and each of GGM and Samax (the MDA), and under the 1976 Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL). The Arbitral Tribunal has been duly constituted. Since January 2019, at the request of the parties, the arbitral proceedings have been stayed several times in order to afford the parties the opportunity to achieve an amicable resolution of the dispute and as a result of the impact of the COVID-19 pandemic. In October 2022, the parties agreed to stay the arbitration proceedings for a further period of 12 months until 6 November 2023.

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

BRAZIL

•Public Civil Action between Mineração Serra Grande S.A. (MSG) and the Goiás State Public Prosecutor's Office (Prosecutor): In August 2019, the Prosecutor filed a public civil action against MSG in the local court of Crixás (Court) arguing that the Serra Grande tailings dam should be deactivated and decommissioned due to its size and upstream construction method. The Prosecutor requested the Court to grant an injunction ordering MSG to, inter alia, completely deactivate the tailings dam by 15 September 2021 and decommission the tailings dam, including complete removal of tailings material, by 15 September 2022. Further, the Prosecutor requested that a daily penalty of approximately $245,000 be imposed for MSG’s failure to comply with such injunction. MSG submitted its defence in September 2019 and contends that it has not violated any Brazilian laws or regulations applicable to operations of the Serra Grande tailings dam. In February 2020, the Court granted an injunction in respect of a number of the requests made by the Prosecutor. In line with the legal requirements of ANM Resolution No. 13/19, the injunction ordered the deactivation of the Serra Grande tailings dam by 15 September 2021, but did not include requirements to decommission the tailings dam, or to conduct complete removal of tailings material, by 15 September 2022. MSG filed a motion for clarification in relation to certain items of the Court’s decision. In May 2020, the Court clarified that its injunction should be interpreted in line with the legal requirements of ANM Resolution No. 13/19. In June 2020, the Prosecutor presented further technical arguments in court, reiterating its request for an injunction ordering MSG to, inter alia, deactivate the tailings dam by September 2021 and to decommission the tailings dam, including complete removal of tailings material. Afterwards, MSG filed an interlocutory appeal against the preliminary injunction granted in February 2020 and a motion for further clarification. In August 2020, both MSG and the Prosecutor filed petitions informing the Court that the parties did not wish to produce oral evidence at a hearing. In May 2021, the Court upheld the preliminary injunction ordering the deactivation of the Serra Grande tailings dam by 15 September 2021 and its decommissioning by 15 September 2025, both of which are consistent with the deadlines established by existing legal and regulatory requirements. In June 2021, the Prosecutor appealed this decision. The Court of Appeals of Goiás tried the case on 4 August 2022 and has affirmed the first instance decision. On 3 November 2022, the Prosecutor appealed this decision to the Superior Court of Justice.

•Public Civil Action between AngloGold Ashanti Córrego do Sítio Mineração SA (AGA Mineração) and the Minas Gerais State Public Prosecutor's Office (Prosecutor): In March 2020, the Prosecutor filed a public civil action against AGA Mineração in the local court of Sabará (Court) alleging a violation of Minas Gerais Law No. 23.291/19, which was adopted in February 2019. Article 12 of this law prohibits the grant of an environmental license for construction, installation, expansion or raising of a tailings dam if the “dam break” studies identify communities that are located in the self-rescue zone. In February 2020, the state of Minas Gerais approved AGA Mineração’s permit to operate the Cuiabá tailings dam following the determination by the Minas Gerais’ Attorney’s Office that Law No. 23.291/19 does not apply to tailings dams already in operation. In its lawsuit, the Prosecutor requested the Court to grant an injunction ordering the suspension of AGA Mineração’s operational permit for the Cuiabá tailings dam on the grounds that it was issued in violation of this law. During the months of March through May 2020, all parties presented their arguments in court. In June 2020, the Court rejected the Prosecutor’s request to grant an injunction. In July 2020, the Court’s decision not to grant an injunction was upheld on appeal by the Court of Appeals of Minas Gerais. Subsequently, the Court issued an order proposing a conciliation hearing between the parties, to which none of the parties objected. On 28 January 2022, the parties filed a joint petition requesting the cancellation of the conciliation hearing and the suspension of the legal proceedings in view of negotiations between the parties to explore a possible settlement. On 2 June 2022, AGA Mineração and the Prosecutor entered into a settlement. Pursuant to the settlement, AGA Mineração will, among other measures, update the emergency action plan and decommission the Cuiabá tailings dam according to the schedule filed with the relevant mining and environmental agencies. AGA Mineração will also prepare a technical study to assess the potential evacuation of communities from the self-rescue zone during the decommission stages. The Court approved the settlement on 29 July 2022 and the public civil action was terminated.

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

As a company incorporated in accordance with and bound by the company laws of the Republic of South Africa with its primary listing on the Johannesburg Stock Exchange, AngloGold Ashanti is required to declare dividends in South African rands. Therefore, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as Depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant Depositary to investors holding AngloGold Ashanti securities. Moreover, fluctuations in the exchange rates of the US dollar may affect the US dollar price of the ADSs on the NYSE. For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see “Item 10D: Exchange Controls”, “Item 10E: Taxation—South African Taxation—Taxation of dividends” and “Item 10E: Taxation—United States Taxation—Taxation of dividends”.

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

The dividends tax is generally imposed on the beneficial owner of the dividends. The dividends paid to South African shareholders may be exempt from dividend withholding tax in terms of certain domestic exemptions, or may be reduced to a lower rate under an applicable double tax treaty, if the required declarations and undertakings are provided by the beneficial owner of the dividend. In the case of dividends paid to a US holder with respect to shares, the Convention Between the Government of the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (the “US/SA Double Taxation Treaty”) would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least ten percent of the voting stock of AngloGold Ashanti. In all other cases, the maximum tax rate under the US/SA Double Taxation Treaty is 15 percent of the gross amount of the dividend. Different rules may apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a permanent establishment situated in South Africa, and the dividends are attributable to such permanent establishment.

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

AngloGold Ashanti’s ordinary shares are also listed on the Ghana Stock Exchange, as ordinary shares under the symbol “AGA” and in the form of Ghanaian Depositary Shares or GhDSs (each representing one one-hundredth of an ordinary share) under the symbol “AAD”, and the Australian Securities Exchange, in the form of CHESS Depositary Interests (each representing one-fifth of an ordinary share) under the symbol “AGG”. AngloGold Ashanti was approved for a secondary listing on A2X Markets (A2X) in South Africa and its shares were admitted to trading on A2X on 6 June 2022 under the symbol “ANG”.

9D.    SELLING SHAREHOLDERS

Not applicable.

9E.    DILUTION

Not applicable.

9F.    EXPENSES OF THE ISSUE

Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

10A.    SHARE CAPITAL

Not applicable.

10B.    MEMORANDUM OF INCORPORATION

At the annual general meeting held on 16 May 2022, AngloGold Ashanti received approval from shareholders (by way of a special resolution) to amend the MoI as follows:

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

The MoI authorises the chairperson of the board, subject to the written approval of the majority of the directors, to appoint any person as a director provided that such appointment is approved by shareholders at the next shareholders’ meeting or annual general meeting.

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

Interests of Directors and Restriction on Voting

Although the interests of directors are not dealt with in the MoI, the provisions of the SA Companies Act in this regard are unalterable and will automatically apply, together with the applicable common law rules. Under the SA Companies Act, the procedures to deal with the personal financial interests of directors also apply to prescribed officers (i.e., persons who exercise general executive control over and management of the whole, or a significant portion, of the business and activities of the company or regularly participate to a material degree in the exercise of general executive control over and management of the whole, or a significant portion, of the business and activities of the company, irrespective of the office held or function performed by such persons) and any person who is a member of a committee of the board of the company, whether or not that person is also a member of the company’s board. The SA Companies Act provides that a director or such other person with a personal financial interest must disclose this to the board and cannot vote on or, after having made the disclosures to the meeting as prescribed by the SA Companies Act, remain present during the meeting when the matter in which he/she has interest is being discussed but will be counted as present for the purposes of a quorum (but is not to be regarded as being present at the meeting for the purposes of determining whether a resolution has sufficient support to be adopted).

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

Rights Upon Liquidation

In the event of the winding up of AngloGold Ashanti the ordinary shares confer the right to participate equally in any surplus arising from the liquidation of all assets of AngloGold Ashanti.

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

If the securities of AngloGold Ashanti are registered in the name of a person who is not the holder of the beneficial interest in all of the securities in AngloGold Ashanti held by that person, that registered holder of the securities must disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in securities so held, the number and the class of securities held for each such person with a beneficial interest and the extent of each such beneficial interest. This information must be disclosed in writing to the Company within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a Central Securities Depository. A Company that knows or has reasonable cause to believe that any of its securities are held by one person for the beneficial interest of another may by notice in writing require either of those persons to confirm or deny that fact, provide particulars of the extent of the beneficial interest held during the three years preceding the date of the notice and disclose the identity of each person with a beneficial interest in the securities held by that person, which information must be provided within ten business days of the receipt of the notice.

AngloGold Ashanti is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interests equal to or in excess of five percent of the total number of ordinary shares issued by AngloGold Ashanti together with the extent of those beneficial interests.

Rights of Minority Shareholders

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the SA Companies Act, a shareholder or director may, under certain circumstances, seek relief from a court if he has been unfairly prejudiced by any act or omission of the Company or a related person, by the conduct of the business of the Company or a related person in a particular manner, or the exercise of the powers of the directors of the Company or a related person in a particular manner. There may also be personal and derivative actions available to a shareholder of a Company.

Pursuant to the SA Companies Act, a shareholder may petition a South African court for relief from the actions or omissions or business conduct of the Company or the actions of the Company’s directors or officers that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of the shareholder. In addition, a shareholder who voted against a resolution to amend the Company’s MoI, or to approve a fundamental transaction (and complied with other requirements set out in the SA Companies

Act) may exercise its appraisal right to demand that the Company pay to it the fair value for all the shares of the Company held by that shareholder.

Description of ADSs

The Bank of New York Mellon registers and delivers AngloGold Ashanti’s American Depositary Shares, or ADSs. Please see “Item 10C: Material Contracts—Description of AngloGold Ashanti ADSs”.

10C.    MATERIAL CONTRACTS

Multi-currency Revolving Credit Facility

General

On 23 October 2018, AngloGold Ashanti Holdings plc (“AGAH”) and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the “2018 multi-currency RCF”) with the Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consisted of (i) a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and (ii) an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The A$500 million portion of the 2018 multi-currency RCF was used to fund the working capital and development costs associated with the Group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the Group to foreign exchange gains/losses each quarter. On 9 June 2022, the 2018 multi-currency RCF was repaid and cancelled, and replaced with the 2022 multi-currency RCF (as defined below).

On 9 June 2022, AGAH and AngloGold Ashanti Australia Limited, as borrowers, entered into a new five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the “2022 multi-currency RCF”) maturing in June 2027, with the option of two one-year extensions on application. The 2022 multi-currency RCF was entered into with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The 2022 multi-currency RCF consists of (i) a US dollar based facility (base currency) and (ii) an Australian dollar based facility capped at A$500 million which will be used to fund the working capital and development costs associated with the group's mining operations within Australia (without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter). The 2022 multi-currency RCF was entered into on substantially similar terms to the 2018 multi-currency RCF, save in respect of the basis for the US dollar interest rate which transitioned from LIBOR to Compounded SOFR. As of 10 March 2023, the equivalent of $37 million was drawn under the AUD portion of the 2022 multi-currency RCF.
Guarantees

The 2022 multi-currency RCF is guaranteed by AGAH and AngloGold Ashanti Australia Limited. The guarantees constitute unconditional obligations of the guarantors and rank at least pari passu with all other future unsecured obligations of the guarantors, except for obligations mandatorily preferred by law.

Security

Save as set out under the heading “—Guarantees” above, the obligations under the 2022 multi-currency RCF are unsecured.

Amount and repayment of borrowings

Loans under the 2022 multi-currency RCF must be for a minimum of $10 million, if the currency selected is the base currency (US dollar), or a minimum of A$10 million (or for the balance of the undrawn total commitments at the time of the drawing), if the currency selected is Australian dollars. No more than 14 loans may be outstanding at any time. Each loan must be repaid on the maturity date in the same currency as the maturing loan. All loans must be repaid in full on the final maturity date. The 2022 multi-currency RCF matures in June 2027, with the option of two one-year extensions on application.

Interest rates and fees

The interest rate under the 2022 multi-currency RCF is calculated based on Compounded SOFR in the case of loans drawn in US dollars and BBSY in the case of loans drawn in Australian dollars, in each case plus a margin. The initial margin is 1.45 percent per annum, but may vary between 0.90 percent and 2.15 percent per annum depending on the long-term debt rating of AGAH. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce if the group's credit rating improves from its current BB+/Baa3 status and will increase if its credit rating worsens. Interest on each loan is payable on the last day of the relevant loan’s interest period and, if the interest period exceeds six months, on the dates falling at six-monthly intervals after the first day of the interest period.

The borrowers under the 2022 multi-currency RCF are required to pay a commitment fee in the base currency equal to 35 percent of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrowers are also required to pay a utilisation fee of 0.10 percent per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.20 percent per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two-thirds of the total commitments then in effect) or 0.40 percent per annum (if the aggregate outstanding loans are equal to or greater than two-thirds of the total commitments then in effect).

Financial covenant

The 2022 multi-currency RCF includes a financial maintenance covenant which requires that the ratio of Total Net Financial Indebtedness to EBITDA (as such terms are defined in the revolving credit agreement) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the revolving credit agreement, for one six-month period subject to certain criteria. Refer to “Item 18: Financial Statements—Note 34—Capital Management” for the formulae used in the revolving credit agreement to test compliance with the covenants.

Change of control

If a lender so requires, the commitment of such lender under the 2022 multi-currency RCF will be cancelled and the participation of such lender in all outstanding loans, together with accrued interest and all other amounts accrued, will become immediately due and payable in case any person or group of persons acting in concert becomes (directly or indirectly) the beneficial owner of more than 50 percent of the issued share capital of AngloGold Ashanti Limited or (as applicable) an eligible successor holding company of AGAH.

Undertakings

The 2022 multi-currency RCF contains a negative pledge covenant, including restrictions on the granting of security, a change of business of AngloGold Ashanti Limited and its subsidiaries, acquisitions or participations in joint ventures and mergers and disposals.

The 2022 multi-currency RCF also contains, among other things, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental laws and other obligations requiring each of AGAH and its subsidiaries to maintain its corporate existence and qualifications to conduct its business as currently conducted in all applicable jurisdictions and to maintain insurance coverage. The covenants are subject to exceptions and materiality thresholds.

Events of default

The 2022 multi-currency RCF contains events of default including failure to make payment of amounts due, breach of obligations under the loan documents, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business and the occurrence of a material adverse change in the business and financial condition of the borrowers and guarantors under the revolving credit agreement, or AngloGold Ashanti and its subsidiaries as a whole, or in the ability of the borrowers and guarantors to perform their payment obligations under the loan documents. The occurrence of an event of default could result in the immediate and automatic cancellation of all commitments and the acceleration of all payment obligations under the 2022 multi-currency RCF and the other loan documents.

The above description is only a summary of certain provisions of the 2022 multi-currency RCF and is qualified in its entirety by reference to the provisions of the 2022 multi-currency RCF, a copy of which is attached hereto as Exhibit 19.4.4.1 and is incorporated herein by reference.

Notes

Each of the series of notes described below were issued under the indenture, dated as of 28 April 2010, among AngloGold Ashanti Holdings plc (“AGAH”), as issuer, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee (the “Indenture”). The below descriptions are only a summary of certain provisions of those series of notes and are qualified in their entirety by reference to the provisions of the Indenture and such relevant series of notes, a copy of each – in respect of the outstanding series of notes – is attached hereto as Exhibits 19.2.1, 19.2.2, 19.2.3, 19.2.4 and 19.2.5 and is incorporated herein by reference.

2028 Notes

On 22 October 2021, AGAH issued $750 million 3.375 percent Notes due 2028 (the “2028 notes”). The interest on the 2028 notes is payable semi-annually on 1 May and 1 November of each year, commencing on 1 May 2022. AGAH may on any one or more occasions redeem all or part of the 2028 notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2028 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 30 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2028 notes. The 2028 notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH has agreed to observe certain covenants with respect to the 2028 notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2028 notes by three rating agencies, holders of the 2028 notes have the right to require the issuer to repurchase all or any part of their 2028 notes in cash for a value equal to 101 percent of the aggregate principal amount of 2028 notes repurchased, plus accrued and unpaid interest, if any, on the 2028 notes repurchased to the date of repurchase.

The offering of the 2028 notes was registered under the Securities Act. The 2028 notes were listed on the New York Stock Exchange.

2030 Notes

On 1 October 2020, AGAH issued $700 million 3.750 percent Notes due 2030 (the “2030 notes”). The interest on the 2030 notes is payable semi-annually on 1 April and 1 October of each year, commencing on 1 April 2021. AGAH may on any one or more occasions redeem all or part of the 2030 notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2030 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2030 notes. The 2030 notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH has agreed to observe certain covenants with respect to the 2030 notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2030 notes by three rating agencies, holders of the 2030 notes have the right to require the issuer to repurchase all or any part of their 2030 notes in cash for a value equal to 101 percent of the aggregate principal amount of 2030 notes repurchased, plus accrued and unpaid interest, if any, on the 2030 notes repurchased to the date of repurchase.

The offering of the 2030 notes was registered under the Securities Act. The 2030 notes were listed on the New York Stock Exchange.

2022 Notes

On 30 July 2012, AGAH issued $750 million 5.125 percent Notes due 2022 (the “2022 notes”). The interest on the 2022 notes was payable semi-annually on 1 February and 1 August of each year, commencing on 1 February, 2013. AGAH was permitted on any one or more occasions to redeem all or part of the 2022 notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2022 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH had agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2022 notes. The 2022 notes were unsecured and unsubordinated and were fully and unconditionally guaranteed by AngloGold Ashanti Limited.

AGAH had agreed to observe certain covenants with respect to the 2022 notes restricting, subject to certain limitations, the ability of AngloGold Ashanti Limited and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti Limited and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2022 notes below an investment grade rating by two rating agencies, holders of the 2022 notes had the right to require the issuer to repurchase all or any part of their 2022 notes in cash for a value equal to 101 percent of the aggregate principal amount of 2022 notes repurchased, plus accrued and unpaid interest, if any, on the 2022 notes repurchased to the date of purchase.

The offering of the 2022 notes was registered under the Securities Act. The 2022 notes were listed on the New York Stock Exchange.

The 2022 notes were redeemed in October and November 2021 and are no longer outstanding.

2020 Notes and 2040 Notes

On 28 April 2010, AGAH issued $700 million 5.375 percent Notes due 2020 (the “2020 notes”) and $300 million 6.500 percent Notes due 2040 (the “2040 notes” and together with the 2020 notes, the “2010 notes”). The interest on the 2010 notes is payable semi-annually on 15 April and 15 October of each year, commencing on 15 October 2010. AGAH may on any one or more occasions redeem all or part of the 2010 notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2010 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2010 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 25 basis points with respect to the 2020 notes and 30 basis points with respect to the 2040 notes, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2010 notes. The 2010 notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

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

The offering of the 2010 notes was registered under the Securities Act. The 2010 notes were listed on the New York Stock Exchange. The 2020 notes were repaid at maturity on 15 April 2020 and are no longer outstanding.

For further information, see “Item 18: Financial Statements—Note 24—Borrowings”,“Item 5B: Liquidity and Capital Resources” and “Item 19: Exhibits to Form 20-F”.

Description of AngloGold Ashanti ADSs

The Bank of New York Mellon registers and delivers AngloGold Ashanti’s American Depositary Shares, or ADSs. Each ADS represents the ownership interest of one ordinary share of AngloGold Ashanti.

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

Description of the ADSs

The Bank of New York Mellon, as Depositary, registers and delivers ADSs. Each ADS represents one ordinary share (or a right to receive one share) deposited with Standard Bank of South Africa Limited or HSBC Bank Australia Limited, each as a custodian for The Bank of New York Mellon, and both of which are referred to collectively as the “Custodian”. Each ADS also represents any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York Mellon’s Corporate Trust Office at which the ADSs are administered is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is also located at 240 Greenwich Street, New York, New York 10286.

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

The Bank of New York Mellon may hold the non-US currency it cannot convert for the account of holders of ADSs who for one reason or the other have not been paid. It will not invest the non-US currency, and it will not be liable for interest on such amounts. Before making a distribution, any withholding taxes that must be paid will be deducted. See “—Payment of Taxes” below. The Bank of New York Mellon will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.

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

Fees and Expenses

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of AngloGold Ashanti ordinary shares or rights or other property

Each cancellation of an ADS, including if the Deposit Agreement terminates
$0.02 (or less) per ADS	Any cash payment
Registration or transfer fees	Transfer and registration of AngloGold Ashanti ordinary shares on the AngloGold Ashanti share register to or from the name of The Bank of New York Mellon or its agent when AngloGold Ashanti ordinary shares are deposited or withdrawn
$0.02 (or less) per ADS per year	Depositary services
Expenses of The Bank of New York Mellon	Conversion of non-US currency to US dollars Cable, telex and facsimile transmission expenses Servicing the deposited securities
Taxes and other governmental charges that The Bank of New York Mellon or any Custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS; for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York Mellon to ADS holders

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

•may rely on advice of or information from legal counsel, accountants, and any persons presenting AngloGold Ashanti’s ordinary shares for deposit, any registered holder or any other person believed by AngloGold Ashanti in good faith to be competent to give such advice or information; and
•pursuant to the Deposit Agreement, agree to indemnify each other under certain circumstances.

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

Pre-release of ADSs

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs.

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

Shareholder Communications: Inspection of Register of Holders of ADSs

The Bank of New York Mellon will make available for inspection at its office all communications that it receives from AngloGold Ashanti as a holder of deposited securities that AngloGold Ashanti makes generally available to holders of deposited securities. The Bank of New York Mellon will send copies of those communications if requested by AngloGold Ashanti. ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to AngloGold Ashanti’s business or the ADSs.

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

10E.    Taxation

South African taxation

General
The following section provides a summary of the South African tax consequences consequent upon the ownership and disposition of shares by South African residents or ADSs by a US holder (as defined below) and is not intended to constitute tax advice. This summary is based upon current South African tax law and practice of the South African Revenue Service (SARS), the US/SA Double Taxation Treaty, and in part upon representations made by the Depositary, on the basis that it assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of the South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual, with a fixed base situated therein, or who is otherwise not entitled to the full benefits under the US/SA Double Taxation Treaty. It should be appreciated that South Africa ratified the Multilateral Convention to Implement Tax Treaty-related measures to prevent Base Erosion and Profit Shifting (BEPS MLI) on 30 September 2022 and that one should thus read the applicable treaty, including the US/SA Double Taxation Treaty, in this context.

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

The dividends tax could be reduced to a lower rate under an applicable double tax treaty, if all requirements are met. In the case of dividends paid to a US holder with respect to shares, the US/SA Double Taxation Treaty would generally limit the dividends tax rate to five percent of the gross amount of the dividends if a corporate US holder holds directly at least ten percent of the voting stock of the Company, provided that the applicable declaration and undertaking are given by the beneficial owner that the reduced rate applies.

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

Moreover, if the dividends tax rate is reduced under the auspices of an applicable double tax treaty, certain South African compliance requirements must be met in order to obtain the double tax treaty relief, including amongst others the completion of a declaration and undertaking by the beneficial owners in favour of the Company and/or the relevant regulated intermediary.

In terms of the latest tax provisions the declaration and undertaking need to be renewed at least every five years unless the regulated intermediary is subject to the provisions of inter alia the US Foreign Account Tax Compliance legislation.

A dividend is currently defined as any amount transferred or applied by a company that is a resident (including the Company) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. The definition of a dividend specifically excludes any amount transferred or applied by the Company that results in a reduction of so-called contributed tax capital (CTC) of the relevant class of shares, or constitutes shares in the Company or constitutes an acquisition by the Company of its own securities by way of a general repurchase of securities in terms of the JSE Listings Requirements. A distinction is thus made between a general repurchase of securities and a specific repurchase of securities. If the Company embarks upon a general repurchase of securities, the proceeds of such repurchase would not constitute a dividend, whereas, in the case of a specific repurchase of securities where the purchase price is not funded out of CTC of that class of shares, the proceeds would likely constitute a dividend.

The concept of CTC effectively means the sum of the stated capital or share capital and share premium of a company that existed on 1 January 2011, excluding any transfers from reserves to the share premium account or stated capital account, plus proceeds from the issue of any new shares by a company, less the amount of CTC that has been returned to shareholders. Any application of CTC is limited to the holders of a class of shares. In addition, a distribution of CTC attributable to a specific class must be made proportionately to the number of shares held by a shareholder in a specific class. The definition of CTC is subject to various provisos. Recently the definition of CTC was amended to make it clear that CTC can only be transferred to shareholders proportionally.

For dividends tax purposes a dividend is defined as any dividend as indicated above that is paid by a company that is a resident or paid by a foreign company if the share in respect of which that foreign dividend is paid is a listed share and to the extent that the foreign dividend does not constitute a distribution of an asset in kind.

Dividends are generally exempt from the payment of income tax, subject to various exclusions. If a dividend is not exempt from income tax it follows that dividends tax will not also be levied.

Taxation of capital gains on sale or other disposition

South African residents are taxed on their worldwide income, while non-residents are only taxed on South African sourced income (subject to the provisions of any relevant double taxation agreement). The general corporate income tax rate has recently been reduced to 27 percent.

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

The word ‘transfer’ is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security which results in a change in beneficial ownership. The cancellation or redemption of a security is also regarded as a ‘transfer’ unless the Company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership is not regarded as a ‘transfer’ for STT purposes. A security is also defined as a depositary receipt in a company. Apart from STT thus being payable upon the conversion of ADSs to shares and vice versa, , STT could also be payable on the transfer of a depositary receipt issued by a company, including specifically the ADSs issued by the Company. Generally, the central securities Depositary that has been accepted as a participant in terms of the Financial Markets Act, is liable for the payment of the STT, on the basis that it is recoverable from the person to whom it is transferred.

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

Value-Added Tax

The issue or transfer of shares is not a taxable supply for value-added tax (“VAT”) purposes. However, fees charged by independent service providers are subject to VAT at the standard rate of 15 percent.

United States Taxation

General
The following is a general summary of certain material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. With respect to the following, references to shares includes references to ADSs unless the context indicates otherwise. This summary does not address any aspect of US federal gift or estate tax, or the state, local or non-US tax consequences to a US holder of shares. This summary is based on US tax laws including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the US/SA Double Taxation Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, non-resident aliens present in the United States for at least 183 days during the calendar year, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) ten percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, partnerships or other entities treated as partnerships for US federal income tax purposes or persons holding shares through such entities, persons holding their shares as part of a straddle, hedging or conversion transaction, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

•Taxation of dispositions

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

▪Passive foreign investment company considerations
A foreign corporation will be classified a passive foreign investment company (PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended 31 December 2022 or any prior taxable years and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterised as a PFIC for any taxable year, a US holder would suffer adverse tax consequences with respect to that taxable year and all future years during which it holds AngloGold Ashanti ordinary shares.

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

10I.    SUBSIDIARY INFORMATION

Not applicable.

10J.     Annual Report to Security Holders

AngloGold Ashanti intends to submit its annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

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

At AngloGold Ashanti, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment (treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The Group internal audit function conducts regular and ad hoc reviews of the activities of treasury and the Group’s treasury system.

Gold price and other commodities risk management activities

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

As at 31 December 2022, the Group had no commitments against future production potentially settled in cash.

In July 2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent Crude oil for the period January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. The average price achieved on the forward contracts is $89.20 per barrel of Brent Crude oil. At 31 December 2022, the mark-to-market value of these oil derivatives was an unrealised loss of $6 million.

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

As at 31 December 2022 and 2021, the Group had no open forward exchange or currency option contracts in its currency hedge position.

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

Cash and loans advanced maturity profile

		2022				2021
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year		$8	—	507	3.48	1	—	301	0.10
	ZAR	1,471	6.87	—		1,337	3.54	—
	AUD	—	—	49	1.07	—	—	72	—
	BRL	—	—	52	11.57	—	—	106	4.27
	ARS	18,178	66.50	2,362	65.50	13,256	34.00	—
	CAD	—	—	—	—	—	—	353	0.19
	GBP	—	—	2	1.54	—	—	—	—

Borrowings maturity profile

	Within one year		Between One and two years		Between Two and five years		After five years		Total
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)
	$16	5.5	63	11.9	58	12.4	1,721	4.1	1,858
AUD	—	—	—	—	54	4.5	—	—	54
TZS	3,586	12.5	201,542	12.5	—	—	—	—	205,128

The table above is based on the borrowings as at 31 December 2022 including borrowing cost and accrued interest but excludes any fair value adjustments.

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years
Currency	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Borrowings amount (million)	Effective rate %	Total Borrowings amount (million)
$	16	5.5	128	12.1	1,714	4.1	1,858
AUD	—	—	—	—	54	4.5	54
TZS	3,586	12.5	201,542	12.5	—	—	205,128

The table above is based on the borrowings as at 31 December 2022 including borrowing cost and accrued interest but excludes any fair value adjustments.

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

The combined maximum credit risk exposure at balance sheet date amounts to $1,210 million in 2022 for financial assets (2021: $1,300 million) and nil for financial guarantees (2021: nil). Credit risk exposure netted by open derivative positions with counterparts was nil (2021: nil). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Group’s financial instruments, as measured at 31 December, are as follows (assets (liabilities)):

	2022		2021
	Carrying Amount	Fair value	Carrying Amount	Fair value
(millions)	$	$	$	$
Cash and cash equivalents	1,108	1,108	1,154	1,154
Restricted cash	60	60	58	58
Deferred compensation asset	12	12	25	25
Short-term borrowings	(18)	(18)	(51)	(51)
Long-term borrowings	(1,965)	(1,808)	(1,858)	(1,960)
Listed investments - FVTOCI	2	2	116	116
Listed and unlisted investments	1	1	1	1

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

Derivatives

The fair values of volatility-based instruments (i.e., options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Gain (loss) on non-hedge derivatives and other commodity contracts recognised

	Year ended 31 December
	2022	2021
(millions)	$	$
Other commodity contracts	(6)	—

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2022 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	2022
	Change in exchange rate	Change in borrowings Total
		$M
Debt
TZS denominated (TZS/$)	Spot (+TZS250)	(9)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(2)

	2022
	Change in exchange rate	Change in borrowings Total
		$M
Debt
TZS denominated (TZS/$)	Spot (-TZS250)	11
AUD denominated (AUD/$)	Spot (-AUD0.1)	2

ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.    DEBT SECURITIES

Not applicable

12B.    WARRANTS AND RIGHTS

Not applicable

12C.    OTHER SECURITIES

Not applicable

12D.    AMERICAN DEPOSITARY SHARES

12D.3.    DEPOSITARY FEES AND CHARGES

AngloGold Ashanti’s American Depositary Shares, or ADSs, each representing one of AngloGold Ashanti’s ordinary shares, are traded on the New York Stock Exchange under the symbol “AU”. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon, as Depositary under the Amended and Restated Deposit Agreement dated as of 3 June 2008, among AngloGold Ashanti Limited, The Bank of New York Mellon and owners and beneficial owners from time to time of ADRs. ADS holders may have to pay the following service fees to the Depositary:

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

For further information, refer to “Item 10C: Material Contracts—The Deposit Agreement”.

12D.4.    DEPOSITARY PAYMENTS FOR 2022

For the year ended 31 December 2022, The Bank of New York Mellon, as Depositary, reimbursed AngloGold Ashanti an amount of $934,248 (2021: $1,083,405) mainly for investor relations-related expenses.

PART II
ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures: As of 31 December 2022, (the “Evaluation Date”), the Company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

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

There have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended 31 December 2022 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

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

/s/ G A Doran
Gillian Ann Doran
Chief Financial Officer

/s/ A Calderon
Alberto Calderon
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AngloGold Ashanti Limited

Opinion on Internal Control over Financial Reporting

We have audited AngloGold Ashanti Limited’s (the Company) internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of 31 December 2022, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2022, and the related notes and our report dated 17 March 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
17 March 2023

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

The code of business principles and ethics for employees and directors and the code of ethics for the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers are available on the Company’s website at https://www.anglogoldashanti.com/sustainability/governance/policies-standards/ .

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti’s independent public accountants for each of the financial years in the three-year period ended 31 December 2022, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2022 and 2021.

	2022	2021
(in millions)	$	$
Audit fees(1)	6.45	5.87
Audit-related fees(2)	1.91	2.10
Tax fees(3)	0.22	0.03
All other fees(4)	0.02	0.01
Total	8.60	8.01
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

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2022 were reviewed and approved according to the procedures above. None of the services provided during 2022 were approved under the de minimis exception allowed under the Exchange Act.

ITEM 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the Company’s shares during 2022.

ITEM 16F:    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On 19 November 2021, PwC was appointed by the AngloGold Ashanti Limited’s Board of Directors as the Company’s independent principal accountants for the financial year ending 31 December 2023 after a formal tender process to appoint a new independent registered public accounting firm. The appointment of PwC was approved by AngloGold Ashanti’s shareholders at the AGM on 16 May 2022. Ernst & Young Inc. (EY) will resign as independent principal accountants of the Group on conclusion of its responsibilities relating to the 31 December 2022 financial year audit, which is expected to conclude during April 2023.

The reports of EY on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company’s financial statements for each of the two fiscal years ended 31 December 2022, there were (i) no disagreements with EY, as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their report and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

AngloGold Ashanti has provided EY with a copy of the foregoing disclosure and has requested EY to provide it with a letter addressed to the SEC stating whether or not EY agrees with the above statements. A copy of such letter, dated 17 March 2023, in which EY state they agree with such disclosure, is filed as an exhibit to this annual report on Form 20-F, see “Item 19: Exhibits to the Form 20-F—Exhibit 19.15.9. “Letter from Ernst & Young Inc. to the Securities and Exchange Commission regarding a change in registrant's certifying accountant”.

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

The NYSE Listing Standards require US-listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listings Requirements do not require such a committee but AngloGold Ashanti currently has a Nominations and Governance Committee composed of six non-executive directors, all of whom are independent under the JSE Listings Requirements and NYSE Listing Standards. The Nominations and Governance Committee is chaired by the Chairperson of the AngloGold Ashanti Board.

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

The NYSE Listings Standards require US-listed companies to have an audit committee composed entirely of independent directors. The SA Companies Act requires that the members of the Audit Committee be approved by shareholders on an annual basis at a company’s annual general meeting. Both the SA Companies Act and the JSE Listings Requirements require that the audit committee be composed entirely of independent directors. AngloGold Ashanti has appointed an Audit and Risk Committee, currently comprising three (pending shareholder approval at the 2023 AGM of the appointment of two additional non-executive directors to the Audit and Risk Committee) non-executive directors, all of whom are independent, as defined under the SA Companies Act, the JSE Listings Requirements and the NYSE Listing Standards.

The SA Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee, and AngloGold Ashanti has appointed a Social, Ethics and Sustainability Committee, comprising independent non-executive directors.

ITEM 16H:    MINE SAFETY DISCLOSURE

The information concerning certain mine safety violations or other regulatory matters required pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item 16H of Form 20-F is included in Exhibit 19.16 to this annual report on Form 20-F.

ITEM 16I:        DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT
INSPECTIONS

Not applicable.

PART III
ITEM 17:    FINANCIAL STATEMENTS

Not applicable.

ITEM 18:    FINANCIAL STATEMENTS

The consolidated financial statements for the year ended 31 December 2022 were authorised for issue by the Board of Directors on 15 March 2023 and were signed on its behalf by Gillan A Doran, Chief Financial Officer, Maria DC Ramos, Chairperson of the Board of Directors, and Alan Ferguson, Chairperson of the Audit and Risk Committee.

The report of independent registered public accounting firm Ernst & Young Inc. Johannesburg, Republic of South Africa (PCAOB ID # 1698) is included in Item 18.

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of AngloGold Ashanti Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (the Company) as of 31 December 2022, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended 31 December 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2022, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We did not audit the financial statements of Kibali (Jersey) Limited (Kibali), a corporation in which the Company has a 50% interest. In the consolidated financial statements, the Company’s investment in Kibali was stated at $1,063 million, $1,604 million and $1,604 million as of 31 December 2022, 2021 and 2020, respectively, and the Company’s equity in the net income of Kibali was stated at $153 million in 2022, $231 million in 2021 and, $238 million in 2020. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kibali, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 17 March 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Description of the Matter	Geita VAT recoverability
As disclosed in Note 20 to the consolidated financial statements, at 31 December 2022, the Company’s Geita mine has recorded $155 million of VAT receivables due from the Tanzanian Revenue Authority (TRA).

The VAT input claims and offsets from July 2017 to June 2020 remain disallowed in the current year.
In the current year, new correspondence and information was received from the TRA and draft agreements relating to the recovery of the historical VAT claims has been exchanged between The Government of Tanzania and Geita Gold Mine (GGM).

Auditing management’s probability weighted discounted model and their expected timing of recovery of these receivables involved significant auditor judgement, including the involvement of our tax specialists, to assess the likelihood of the recovery of the historical VAT claims and related recovery mechanisms in relation to VAT offsetting against taxable income, as well as assessing the impact, if any, of the terms of the draft agreements exchanged with The Government of Tanzania. This is because the timing of VAT offsetting depends on forecasts of Geita’s available taxable income, which includes judgements around Geita’s business plan, VAT claims as a percentage of corporate tax offset, assigned weighting and probability per scenario in the model and the interaction with the timing of the mining license renewal and the end of life of the mine.

How We Addressed the Matter in Our Audit	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s assessment of tax law and the process to estimate the recoverability of the VAT receivable.

We read correspondence between management and the Tanzanian authorities, including correspondence related to the tax returns and assessments received during the period, to evaluate management’s assumptions, primarily related to the expected timing of the VAT recoverability.
As part of our audit procedures, we met with management to understand their strategy to resolve the matter and obtain an update on progress made and discussions that took place with the relevant parties during the year. We also assessed whether the draft agreements exchanged with the Government of Tanzania were consistent with management’s stated strategy to fully recover the carrying value of the receivables.

We read the external legal counsel opinions obtained by management to support their interpretation of the tax legislation for set-offs, of the manner undertaken or proposed by the Company.

We involved our tax professionals to assist us in evaluating the recoverability of the VAT receivable, based on the above correspondence and their interpretation of legislation, including historical payments and offsets received to date, for claims in the period July 2017 to June 2020.

We assessed the judgements around the timing of VAT offsetting by comparing the Company’s business plan to historical performance. We also evaluated the reasonableness of the annual percentage of VAT to corporate tax offset and weighted probabilities in the model, by assessing the recoverability of forecast VAT offsets and the discounting calculation performed by management on VAT refunds owing.

We evaluated management’s assessment of the various scenarios in the model, by performing a sensitivity analysis, taking into account alternative weighting probability scenarios.

We assessed the adequacy of the disclosures in Note 20 in the consolidated financial statements.

Description of the Matter	Environmental rehabilitation obligations
At 31 December 2022, the provision for decommissioning and the provision for restoration in aggregate amounted to $578 million in the consolidated financial statements.

The Company incurs obligations to close, restore and rehabilitate its mine sites. Auditing the Group’s rehabilitation and decommissioning provision was complex due to the significance, as well as the high estimation uncertainty, of the provision. The determination of the provision is based on, among other things, judgements and estimates of current damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. These assumptions are inherently judgemental and subject to change due to continued mining activity and rehabilitation, legislation and environmental changes, which cannot be predicted with certainty and thus requires specific focus each year and the involvement of specialists on our team.

The consolidated disclosures are included in Note 1.2 and Note 25 to the consolidated financial statements.

How We Addressed the Matter in Our Audit	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Group’s process to estimate rehabilitation and decommissioning provisions. For example, we tested controls over the determination of key inputs such as life of mine reserves and production profile, discount rates, inflation and exchange rates, and the nature, amount and timing of future rehabilitation costs.
With the support of our valuation specialists, we assessed management’s macro-economic assumptions in their rehabilitation models by comparing them to available market information. The most significant of these macro-economic assumptions were the risk-free interest rates, expected inflation and exchange rates.

To assess the rehabilitation models prepared by management, among other procedures, we tested the mathematical accuracy and compared the timing of the expected cash flows with reference to the life of mine plans for the respective mines and compared the current year cash flow assumptions to those of the prior year and considered management’s explanations where these have changed or deviated. We compared the cost rates used by management to publicly available information, as well as ongoing rehabilitation activities undertaken by the Company.

With the support of our environmental specialists, we inquired of operational management whether additional environmental damage or changes in the relevant legislation occurred since the prior year that would require additional rehabilitation in the future and compared this information to the current mine plan and the currently applicable legislation. Also, with the support of our environmental specialists, we inspected reports of the Group’s mine closure plans and assessments of the timing and determination of costs to be incurred prepared by management.

Description of the Matter	Impairment assessment of AGA Mineração

As described in Notes 1.2 and 13 to the consolidated financial statements, the Group conducts an impairment test whenever events or changes in circumstances indicate that the carrying amount for a cash generating unit (“CGU”) may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. During the year, the AGA Mineração CGU was disaggregated into two separate CGUs, namely Córrego do Sítio (CdS) and Cuiabá, following management’s reinvestment strategy to assess strategic options for CdS, as a result of the continued underperformance of the CdS complex. Further and in December 2022, processing of gold concentrate at the Queiroz plant which services the Cuiabá mine complex was suspended. These events were impairment indicators, which required the Group to conduct an impairment test on these CGUs.

A gross impairment of $189 million for CdS and $70 million for Cuiabá was recorded for the year ended 31 December 2022. Auditing the assessment of the recoverable amount of these CGUs involved significant auditor judgment, since there are a number of forward looking and other assumptions that require significant estimation, including the extent of economic mineral resource and reserve and associated life of mine plans, discount rate, future gold prices, foreign exchange rates and specifically for Cuiaba, the probability weighted discounted cash flows including the period of suspension of operations at the Queiroz plant due to the completion of structural improvements, as well as the application of judgment around the disaggregation of the AGA Mineração CGU into two CGUs.

How We Addressed the Matter in Our Audit	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s impairment trigger assessment and the preparation, review and approval of the impairment calculation. For example, we evaluated management’s methods, processes and controls determining the carrying values, and the associated recoverable amounts of each CGU.

We assessed management’s disaggregation of the CGUs by, among other procedures, reference to whether an active market exists for the output produced by each CGU.

With the support of our valuation specialists, we assessed management’s macro-economic assumptions, including future gold prices and foreign exchange rates in their valuation models by comparing them to the latest available market information.

We also involved our valuation specialists to evaluate the discount rate, by independently calculating a discount rate range using available market information and comparing to management’s discount rate.
In addition, we performed sensitivity analyses to evaluate the impact of reasonably possible changes in the key assumptions including discount rate, future gold prices and for Cuiabá, the impact of delay in the net cash flows due to possible delays in the projected timelines of completion of structural improvements.

To assess the cash flow models prepared by management, among other procedures, we tested the mathematical accuracy and compared relevant data therein to historical performance, as well as to the latest long-term business plans used by management to manage and monitor the performance of the CGUs. We compared the production and cost assumptions in the cash flow models to the current approved life of mine plans.

To test management’s assessment of the scenarios used in the Cuiaba probability weighted discounted cash flow model, we involved our internal valuation and mining engineer specialists to assess the reasonableness of management’s assumptions.

We compared our results to management’s estimated recoverable amounts.

We assessed the adequacy of the disclosures in Note 13 in the consolidated financial statements.

/s/ Ernst & Young Inc.

We have served as the Company’s auditor since 1944
Johannesburg, Republic of South Africa
17 March 2023

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI LIMITED
Group – income statement
FOR THE YEARS ENDED December 31, 2022, 2021 and 2020

Figures in millions	Notes	2022	2021	2020
				Restated (1)
		US Dollars
Continuing operations
Revenue from product sales	3	4,501	4,029	4,595
Cost of sales	4	(3,362)	(2,857)	(2,829)
(Loss) gain on non-hedge derivatives and other commodity contracts		(6)	—	(19)
Gross profit	2	1,133	1,172	1,747
Corporate administration, marketing and related expenses		(79)	(73)	(68)
Exploration and evaluation costs		(205)	(164)	(124)
Impairment, derecognition of assets and profit (loss) on disposal		(304)	11	(1)
Other (expenses) income	5	(26)	(136)	(57)
Operating profit		519	810	1,497
Interest income		81	58	27
Dividend received		—	—	2
Foreign exchange and fair value adjustments		(128)	(43)	—
Finance costs and unwinding of obligations	6	(149)	(116)	(177)
Share of associates and joint ventures’ profit	7	166	249	278
Profit before taxation		489	958	1,627
Taxation	10	(173)	(312)	(625)
Profit after taxation from continuing operations		316	646	1,002
Discontinued operations
Profit (loss) from discontinued operations		—	—	7
Profit (loss) for the year		316	646	1,009

Allocated as follows:
Equity shareholders
- Continuing operations		297	622	984
- Discontinued operations		—	—	7
Non-controlling interests
- Continuing operations		19	24	18
		316	646	1,009

Basic earnings (loss) per ordinary share (cents)	11	71	148	236
Earnings per ordinary share from continuing operations		71	148	234
Earnings (loss) per ordinary share from discontinued operations		—	—	2

Diluted earnings (loss) per ordinary share (cents)	11	71	148	236
Earnings per ordinary share from continuing operations		71	148	234
Earnings (loss) per ordinary share from discontinued operations		—	—	2

(1) Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 1.

ANGLOGOLD ASHANTI LIMITED
Group – statement of comprehensive income
FOR THE YEARS ENDED December 31, 2022, 2021 and 2020

Figures in millions	2022	2021	2020
			Restated (1)
	US Dollars
Profit (loss) for the year	316	646	1,009

Items that will be reclassified subsequently to profit or loss:	(27)	(22)	38
Exchange differences on translation of foreign operations	(27)	(22)	38

Items that will not be reclassified subsequently to profit or loss:	(47)	(83)	86
Exchange differences on translation of non-foreign operations	(1)	(3)	(16)
Net (loss) gain on equity investments	(50)	(73)	98
Actuarial (loss) gain recognised	(10)	(1)	10
Deferred taxation thereon	14	(6)	(6)

Other comprehensive (loss) income for the year, net of tax	(74)	(105)	124

Total comprehensive income for the year, net of tax	242	541	1,133

Allocated as follows:
Equity shareholders
- Continuing operations	223	517	1,159
- Discontinued operations	—	—	(44)
Non-controlling interests
- Continuing operations	19	24	18
	242	541	1,133
(1) Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 1.

ANGLOGOLD ASHANTI LIMITED
Group – statement of financial position
AS AT December 31, 2022, 2021 and 2020

Figures in millions	Notes	2022	2021	2020
			Restated (1)	Restated (1)
		US Dollars
ASSETS
Non-current assets
Tangible assets	13	4,209	3,493	2,917
Right of use assets	14	156	175	142
Intangible assets	15	106	122	131
Investments in associates and joint ventures	17	1,100	1,647	1,651
Other investments	18	3	117	188
Inventories	19	5	27	69
Trade, other receivables and other assets	20	231	237	235
Reimbursive right for post-retirement benefits	26	12	—	—
Deferred taxation	27	72	7	7
Cash restricted for use	21	33	32	31
		5,927	5,857	5,371
Current assets
Inventories	19	773	703	733
Trade, other receivables and other assets	20	237	260	229
Cash restricted for use	21	27	26	42
Cash and cash equivalents	22	1,108	1,154	1,330
		2,145	2,143	2,334

Total assets		8,072	8,000	7,705
EQUITY AND LIABILITIES
Share capital and premium	23	7,239	7,223	7,214
Accumulated losses and other reserves		(3,139)	(3,181)	(3,486)
Shareholders’ equity		4,100	4,042	3,728
Non-controlling interests		34	52	45
Total equity		4,134	4,094	3,773

Non-current liabilities
Borrowings	24	1,965	1,858	1,789
Lease liabilities	14	102	124	116
Environmental rehabilitation and other provisions	25	634	729	731
Provision for pension and post-retirement benefits	26	71	77	83
Trade, other payables and provisions	28	7	7	8
Deferred taxation	27	300	313	246
		3,079	3,108	2,973
Current liabilities
Borrowings	24	18	51	142
Lease liabilities	14	84	61	37
Trade, other payables and provisions	28	710	647	627
Bank overdraft		2	—	—
Taxation	29	45	39	153
		859	798	959

Total liabilities		3,938	3,906	3,932

Total equity and liabilities		8,072	8,000	7,705
(1) The tangible assets and accumulated losses and other reserve balances for 31 December 2021 and 31 December 2020 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 1.

ANGLOGOLD ASHANTI LIMITED
Group – statement of cash flows
FOR THE YEARS ENDED December 31, 2022, 2021 and 2020

Figures in millions	Notes	2022	2021	2020
				Restated (1)

		US Dollars
Cash flows from operating activities
Receipts from customers		4,517	4,054	4,580
Payments to suppliers and employees		(3,273)	(2,701)	(2,714)
Cash generated from operations	30	1,244	1,353	1,866
Dividends received from joint ventures		694	231	148
Taxation refund	29	32	20	—
Taxation paid	29	(166)	(336)	(431)
Net cash inflow (outflow) from operating activities from continuing operations		1,804	1,268	1,583
Net cash inflow (outflow) from operating activities from discontinued operations		—	—	109
Net cash inflow (outflow) from operating activities		1,804	1,268	1,692

Cash flows from investing activities
Capital expenditure
- project capital	13	(378)	(392)	(369)
- stay-in-business capital	13	(650)	(635)	(370)
Interest capitalised and paid		(2)	(14)	(17)
Acquisition of assets	13	(517)	—	—
Acquisition of intangible assets		—	(1)	(1)
Dividends from associates and other investments		18	22	9
Proceeds from disposal of tangible assets		8	25	3
Other investments and assets acquired		(16)	(4)	(8)
Proceeds from disposal of other investments		—	—	9
Proceeds from disposal of joint ventures		—	2	26
Loans advanced		(1)	(15)	—
Loans repaid by associates and joint ventures		—	—	12
Recognition of joint operation - cash		—	—	2
Proceeds from disposal of discontinued assets and subsidiaries		—	—	200
Decrease (increase) in cash restricted for use		(4)	14	(9)
Interest received		81	58	27
Net cash inflow (outflow) from investing activities from continuing operations		(1,461)	(940)	(486)
Net cash outflow from investing activities from discontinued operations		—	—	(31)
Cash in subsidiaries sold and transferred to held for sale		—	—	3
Net cash inflow (outflow) from investing activities		(1,461)	(940)	(514)

Cash flows from financing activities
Proceeds from borrowings	24	266	822	2,226
Repayment of borrowings	24	(184)	(820)	(2,310)
Repayment of lease liabilities	14	(82)	(63)	(47)
Finance costs - borrowings	24	(99)	(111)	(110)
Finance costs - leases	14	(10)	(9)	(8)
Other borrowing costs		(11)	(35)	(33)
Dividends paid		(203)	(240)	(47)
Net cash outflow from financing activities from continuing operations		(323)	(456)	(329)

Net increase (decrease) in cash and cash equivalents		20	(128)	849
Translation		(68)	(48)	25
Cash and cash equivalents at beginning of year		1,154	1,330	456
Cash and cash equivalents at end of year (2)	22	1,106	1,154	1,330
(1) Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 1.

(2)    Cash and cash equivalents at the end of December 2022 is net of a bank overdraft of $2m.

ANGLOGOLD ASHANTI LIMITED
Group – statement of changes in equity
FOR THE YEARS ENDED December 31, 2022, 2021 and 2020

	Equity holders of the parent
Figures in millions	Share capital and premium	Other capital reserves(2)	Retained earnings (Accumulated losses)(1)	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve (3)	Total	Non- controlling interests	Total equity
US Dollars
Balance at 31 December 2019 Restated	7,199	83	(3,273)	45	(10)	(1,409)	2,635	36	2,671
Profit (loss) for the year	—	—	991	—	—	—	991	18	1,009
Other comprehensive income (loss)	—	—	—	92	10	22	124	—	124
Total comprehensive income (loss)	—	—	991	92	10	22	1,115	18	1,133
Shares issued	15	—	—	—	—	—	15	—	15
Share-based payment for share awards net of exercised	—	(3)	—	—	—	—	(3)	—	(3)
Dividends paid (note 12)	—	—	(38)	—	—	—	(38)	—	(38)
Dividends of subsidiaries	—	—	—	—	—	—	—	(9)	(9)
Recognition of joint operation			4				4		4
Transfer on disposal and derecognition of equity investments	—	—	6	(6)	—	—	—	—	—
Translation	—	(3)	2	—	1	—	—	—	—
Balance at 31 December 2020 Restated	7,214	77	(2,308)	131	1	(1,387)	3,728	45	3,773
Profit (loss) for the year	—	—	622	—	—	—	622	24	646
Other comprehensive income (loss)	—	—	—	(78)	(2)	(25)	(105)	—	(105)
Total comprehensive income (loss)	—	—	622	(78)	(2)	(25)	517	24	541
Shares issued	9	—	—	—	—	—	9	—	9
Share-based payment for share awards net of exercised	—	11	—	—	—	—	11	—	11
Dividends paid (note 12)	—	—	(224)	—	—	—	(224)	—	(224)
Dividends of subsidiaries	—	—	—	—	—	—	—	(16)	(16)
Translation	—	(4)	6	—	(1)	—	1	(1)	—
Balance at 31 December 2021 Restated	7,223	84	(1,904)	53	(2)	(1,412)	4,042	52	4,094
Profit (loss) for the year			297				297	19	316
Other comprehensive income (loss)				(36)	(10)	(28)	(74)		(74)
Total comprehensive income (loss)	—	—	297	(36)	(10)	(28)	223	19	242
Shares issued	16						16		16
Dividends paid (note 12)	—	—	(181)	—	—	—	(181)	—	(181)
Dividends of subsidiaries	—	—		—	—	—	—	(37)	(37)
Transfer on derecognition of equity investment	—	—	69	(69)	—	—	—	—	—
Translation	—	(3)	4	—	(1)	—	—	—	—
Balance at 31 December 2022	7,239	81	(1,715)	(52)	(13)	(1,440)	4,100	34	4,134
(1)The (Accumulated losses) Retained earnings balances have been restated, where indicated, due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 1.
(2)Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $8m (2021: $9m; 2020: $10m), surplus on equity transaction of joint venture of $36m (2021: $36m; 2020: $36m), equity items for share-based payments of $39m (2021: $41m; 2020: $33m) and other reserves.
(3) Foreign currency translation reserve includes a loss of $1,400m (2021: $1,399m; 2020: $1,396m) that will not re-cycle through the Income statement on disposal of the non-foreign operations, and a loss of $40m (2021: $13m: 2020: $9m gain) relating to the foreign operations that will re-cycle through the Income statement on disposal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED 31 December, 2022, 2021 and 2020

1    STATEMENT OF COMPLIANCE

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

Accounting standards, interpretations and amendments to published accounting standards

The following amendments to IFRS were effective for the first time from 1 January 2022:

•Amendments to IAS 16 ‘Property, plant and equipment’ relating to proceeds before intended use;

The Group adopted the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The cost allocation requires significant judgement in terms of this amendment. In accordance with the transitional provisions of IAS 16 an entity applies the amendments retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The adoption of the amendment on 1 January 2022 resulted in a retrospective increase in property, plant and equipment and gross profit of $38m for 31 December 2020 (2019: decrease of $5m). There was no impact on the 2021 results as no revenue was capitalised in 2021. The effects of the 2019 and 2020 restatement has been included in the accumulated losses opening balance of the 2020 and 2021 financial reporting period respectively. The impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation, resulting exclusively from the redevelopment of the Obuasi mine. No other operation was impacted by the adoption of the amendment

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2021			2020
US Dollar million	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
Statement of financial position
Tangible assets (note 13)	3,460	33	3,493	2,884	33	2,917
(Accumulated losses) and other reserves	(3,214)	33	(3,181)	(3,519)	33	(3,486)

Income statement
Revenue from product sales (note 3)	4,029	—	4,029	4,427	168	4,595
Cost of sales (note 4)	(2,857)	—	(2,857)	(2,699)	(130)	(2,829)
Gross profit	1,172	—	1,172	1,709	38	1,747
Operating profit	810	—	810	1,459	38	1,497
Profit before taxation	958	—	958	1,589	38	1,627
Profit after taxation from continuing operations	646	—	646	964	38	1,002
Profit for the year	646	—	646	971	38	1,009

Basic earnings per ordinary share (US cents) (1) (note 11)	148	—	148	227	9	236
Basic earnings per ordinary share (US cents) from continuing operations (note 11)	148	—	148	225	9	234
Diluted earnings per ordinary share (US cents) (1) (note 11)	148	—	148	227	9	236
Diluted earnings per ordinary share (US cents) from continuing operations (note 11)	148	—	148	225	9	234

Statement of Comprehensive Income
Profit for the year	646	—	646	971	38	1,009
Total comprehensive income for the year	541	—	541	1,095	38	1,133
Equity shareholders - Continuing operations	517	—	517	1,121	38	1,159

Statement of changes in equity
Retained earnings (Accumulated losses)	(1,937)	33	(1,904)	(2,341)	33	(2,308)

Statement of cash flows
Receipts from customers	4,054	—	4,054	4,411	169	4,580
Payments to suppliers and employees	(2,701)	—	(2,701)	(2,583)	(131)	(2,714)
Cash generated from operations (note 30)	1,353	—	1,353	1,828	38	1,866
Net cash inflow from operating activities from continuing operations	1,268	—	1,268	1,545	38	1,583
Net cash inflow from operating activities	1,268	—	1,268	1,654	38	1,692

Capital expenditure - project capital (note 13)	(392)	—	(392)	(331)	(38)	(369)
Net cash inflow from investing activities from continuing operations	(940)	—	(940)	(448)	(38)	(486)
Net cash inflow from investing activities	(940)	—	(940)	(476)	(38)	(514)

Other Disclosures
Basic headline earnings per share (note 11)	146	—	146	238	10	248
Diluted headline earnings per share (note 11)	146	—	146	238	9	247

(1) There was no impact on basic and diluted earnings per ordinary share from discontinued operations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1    STATEMENT OF COMPLIANCE continued

•Amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ relating to onerous contracts - costs of fulfilling a contract;
•Amendments to IFRS 3 ‘Business Combinations’ with regards to updating a reference to the conceptual framework; and
•Annual improvements to IFRS Standards 2018 – 2020 for IFRS 16 ‘Leases’ relating to lease incentives and IFRS 9 ‘Financial Instruments’ relating to fees in the ’10 per cent’ test for derecognition of financial liabilities.

Other than the amendment to IAS 16, these amendments had no material impact on the Group.

The following amendments to IFRS were early adopted by the Group effective from 1 January 2022:

•Amendments to IAS 1 ‘Presentation of Financial Statements’ with regards to the disclosure of accounting policies;
•Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ relating to the definition of accounting estimates;
•Amendments to IAS 1 ‘Classification of Liabilities as Current or Non-Current’; and
•Amendments to IAS 1 ‘Non-Current Liabilities with Covenants’.

The adoption of these amendments had no material impact on the Group.

Accounting standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The new accounting standards and amendments to accounting standards issued which are relevant to the Group, but not yet effective on 31 December 2022, include:

IFRS 17 'Insurance Contracts' and Amendments to IFRS 17 'Insurance Contracts'

IFRS 17 replaces IFRS 4 ‘Insurance Contracts’ and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfilment value and provides a more uniform approach for all insurance contracts. The standard and the amendments to the standard is effective for the Group’s reporting period starting on 1 January 2023 and will be applied retrospectively. The effect of the implementation of the new standard is not expected to have a material impact on the Group’s results.

Amendments to IAS 12 ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction’

This amendment narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. This should mainly impact right of use assets and lease liabilities and decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset. The amendments are effective for the Group from 1 January 2023, will be applied retrospectively and are not expected to materially impact the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1    STATEMENT OF COMPLIANCE continued

1.1    BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain assets and liabilities to fair value. The Group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year.

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

The significant accounting judgements and estimates applied in the presentation of the Group and Company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: “Summary of material accounting policies”.
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

The more significant areas requiring the use of management estimates and assumptions relate to Mineral Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start date; recoverability of indirect taxes; recoverability of deferred tax assets; and write downs of inventory to net realisable value. Other estimates include employee benefit liabilities, unrecognised tax positions and deferred compensation assets.

The complex or subjective judgements that have the most significant effect on amounts recognised and sources of estimation uncertainty where there is a significant risk of material adjustment to the carrying amounts of assets or liabilities with the next reporting period are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The judgements applied by management in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates continued

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

Impairment
The Group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published Mineral Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Mineral

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates continued

Reserve and future capital expenditure. The estimated future cash flows and discount rates are post-tax. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate.At the reporting date the Group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 Impairment of Assets.

The carrying value of tangible assets at 31 December 2022 was $4,209m (2021: $3,493m; 2020: $2,917m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2022 was $282m (2021: $6m; 2020: nil).

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

Phase 2 of the Obuasi mine re-development project, after initially being delayed due to voluntary suspension of all underground activities following a sill pillar incident during May 2021, moved into the production stage on 1 October 2022 when it was determined that the Phase 2 assets were capable of operating in the manner intended by management.

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

The carrying value of goodwill in the consolidated financial statements at 31 December 2022 was $105m (2021: $119m; 2020: $126m). Impairment of goodwill recognised in the consolidated financial statements for the year ended 31 December 2022 was $8m (2021: nil; 2020: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates continued

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

The Group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 Income Taxes, applies the South African domestic corporate tax rate of 28 percent. This rate will be reduced to 27 percent with effect for years of assessment ending on or after 31 March 2023.

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

Carrying values at 31 December 2022:
•deferred tax asset: $72m (2021: $7m; 2020: $7m );
•deferred tax liability: $300m (2021: $313m; 2020: $246m);
•taxation liability: $45m (2021: $39m; 2020: $153m);
•taxation asset: $41m (2021: $49m; 2020: $14m), included in trade, other receivables and other assets.

The unrecognised value of deferred tax assets is $857m (2021: $834m; 2020: $487m).

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

The carrying amount of the rehabilitation obligations for the Group at 31 December 2022 was $578m (2021: $673m; 2020: $659m ). Note 25 provides information about related environmental guarantees and bonds.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates continued

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to net realisable value are accounted for on a prospective basis.

The carrying value of inventories (excluding finished goods and mine operating supplies) for the Group at 31 December 2022 was $306m (2021: $299m; 2020: $382m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Tanzania and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes. The Group uses probability weighted discounting models together with the expected timing of recovery of these refunds to estimate their fair values and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and available income taxes for off-sets, if applicable. Where the recovery of the indirect tax refunds is tied to off-set arrangements against income taxes, the modeled scenarios incorporate judgements around the applicable mine’s business plan and availability of future income tax off-sets. The Group consults tax and legal specialists to determine the current basis of applicable laws and regulations in the associated jurisdictions which are highly complex and subject to interpretation. Future changes to such laws and regulations or the interpretation thereof could have a material impact on the carrying value of these assets, results of operations and cash flows.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Tanzania, Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.

The net carrying value of recoverable tax, rebates, levies and duties (excluding normal taxation assets) for the Group at 31 December 2022 was $307m (2021: $304m; 2020: $281m) and is included in trade, other receivables and other assets, refer note 20.

Post-retirement obligations

The determination of the Group’s obligation and expense for post-retirement liabilities, including the Group's reimbursive asset relating to annuities purchased to fund the obligation, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement obligations at 31 December 2022 was $71m (2021: $77m; 2020: $83m).

Mineral Reserve estimates

The Group reports its Mineral Resource and Mineral Reserve in accordance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (“Regulation S-K 1300”) as well as the minimum standards described by the South African Code for the reporting of Exploration Results, Mineral Resource and Mineral Reserve, 2016 Edition (SAMREC Code).

A Mineral Reserve estimate is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. In order to estimate the Mineral Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Mineral Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

With the change in the economic assumptions used to estimate the Mineral Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Reserve may change from

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates continued

period to period. Changes in the reported Mineral Reserve may affect the Group’s financial results and financial position in a number of ways, including the following:

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

The carrying value of the silicosis provision at 31 December 2022 was $35m (2021: $50m; 2020: $61m).

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

The carrying value of the deferred compensation asset at 31 December 2022 was $12m (2021: $25m; 2020: $28m).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Use of estimates continued
Climate change considerations

The Company’s 2021 TCFD-aligned Climate Change Report outlines the Board-approved Climate Change Strategy and seeks to embed the management of physical and transition climate risks and opportunities into the Company’s strategic and operational planning processes, a process that is enabled through a refreshed company-wide climate change governance framework. The report also summarises at a high level specific outcomes from the physical climate risk assessment conducted at each of the operating assets, considering the business as usual scenario. The potential effect of decarbonisation scenarios and other transition risks on the Company’s business strategy and planning assumptions including the cost of energy and other key mining inputs, is an area that will be addressed through the continued implementation of the Company’s Climate Change Strategy.

Unlike other major mineral resources companies, AngloGold Ashanti does not mine or extract fossil fuels such as coal, natural gas or oil. AngloGold Ashanti does, however, emit greenhouse gases directly through the combustion of fuels and other energy products at its gold mining operations and indirectly through the consumption of electricity purchased from national grids that include fossil-based energy in its production. AngloGold Ashanti has committed to a target of net zero Scope 1 and 2 greenhouse gas (GHG) emissions by 2050 in line with the ambitions of the Paris Agreement, as a member of the International Council on Mining and Metals (ICMM). As a member of the ICMM, the Company has also committed to accelerating action on Scope 3 emissions, including setting credible targets in partnership with suppliers, if not by the end of 2023, as soon as possible thereafter.

1.3    SUMMARY OF MATERIAL ACCOUNTING POLICIES

Equity-accounted investments

Joint ventures and Associates

A joint venture is an entity in which the Group holds a long-term interest and which the Group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. In a joint venture the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. An associate is an investment over which the Group exercises significant influence, but not control or joint control, over the financial and operating policies and normally owns between 20% and 50% of the voting equity.

Joint ventures and Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose. If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss
In the cash flow statement, dividends received from joint ventures are included in operating activities and dividends received from associates are included in investing activities.

In determining materiality for the disclosure requirements of IFRS 12 Disclosure of Interest in Other Entities, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.

Joint operations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Foreign currency translation

Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of the parent Company is South African Rands. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss.

Group companies

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency using closing rates of exchange at the reporting date for assets and liabilities, average rates of exchange for the year for income and expense items and historical rates of exchange for equity items. All resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

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

Tangible assets

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes the present value of related future decommissioning costs.

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

Equipment, furniture and fittings in the Company financial statements are included in Mine infrastructure in the Group financial statements.

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
•Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive Proven and Probable Mineral Resource, after which the expenditure is capitalised as mine development cost; and
•Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

Impairment of non-financial assets

The Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed annually on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives irrespective of whether any impairment indicators have been identified.

For non-financial assets or cash generating units, in circumstances in which indicators of impairment are identified, a formal impairment test is required to be carried out. The impairment test compares the assets or cash generating units (CGUs) carrying amount with its recoverable amount. The recoverable amount is the higher of the amounts calculated under the fair value less cost of disposal and value in use approaches.

Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to consider any specific risks relating to the country where the asset or cash-generating unit is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

located. Future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The composition and nature of the Group’s CGUs vary and is determined largely by identifying the smallest identifiable group of assets that generates independent cash inflows and factors specific to the Group’s mining operations. The Group’s CGUs are generally at the individual mine level with some operating mines consisting of a combination of shafts and/or pits.

The Group allocates regional support assets to the CGUs. If there is an indication that a regional support asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

Exploration assets are tested for impairment whenever facts and circumstances indicate that the carrying amount is not recoverable. Assets will be allocated to CGUs or groups of CGUs based on how the entity manages its operations i.e., by mineral within a specific geographic area. An impairment loss is recognised for the amount by which the assets or CGUs carrying amount exceeds their recoverable amount.

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

Leases

The Group assesses whether a contract is or contains a lease at inception of a contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets, where the recognition exemption is applied. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The Group applies the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The Group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Provisions

Environmental Expenditure

The Group has long term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the Group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Other

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

Employee benefits

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

Some of these obligations are funded with a purchased insurance policy to which the Group contributes premiums to. As this insurance policy does not meet the definition of a qualifying insurance policy the entity recognises its right to reimbursement under the insurance policy as a separate asset measured at fair value similar to a defined benefit plan asset. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises a liability and expense for termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Financial instruments

Financial instruments are initially recognised at fair value when the Group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL), which are expensed. The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost using the effective interest rate method. Financial liabilities subsequently measured at amortised cost compromise of interest bearing borrowings, bank overdrafts and trade and other payables.

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

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, deposits on call and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which fairly approximates its fair value. For the purposes of the statement of cash flows cash and cash equivalents is net of bank overdrafts as it forms an integral part of the Group’s cash management.

Cash restricted for use
Cash restricted for use comprises cash and cash equivalents including amounts held in escrow, trust, separate bank accounts and cash held by joint operations which are not available for general use by the Group. Cash restricted for use for more than 12 months is classified as a non-current financial asset.

Equity instruments
Listed and unlisted equity investments are included in Other investments in the Statement of financial position. Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVTPL are recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises.

Impairment of financial assets
Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents, cash restricted for use and debt securities. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets and the movement on the loss allowance is recognised in profit and loss. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.

Financial guarantees in the parent company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2    SEGMENTAL INFORMATION

AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

The reportable segment information is aligned with the Group’s new operating model which was announced in 2021 and implemented during 2022.

Under the new operating model, the manner in which the financial results are reported to the CODM and the composition of the operating segments continue to be reported per geographical region. In addition, a new segment, Projects has been introduced from the implementation of the new operating model (previously reported under the America’s segment). The Projects segment comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. The comparative information of the affected operating segment information has been restated.

In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Group analysis by origin is as follows:

Figures in millions	Gold income
US Dollars	2022	2021	2020
			Restated (8)
Geographical analysis of gold income by origin is as follows:
Africa * (1)	2,981	2,644	2,937
Kibali - Attributable 45%	596	659	647
Iduapriem	443	361	485
Obuasi	431	204	219
Siguiri	591	545	453
Geita	920	875	1,133

Australia *	967	890	989
Sunrise Dam	410	416	459
Tropicana - Attributable 70%	557	474	530

Americas *	1,036	1,028	1,211
Cerro Vanguardia	319	279	358
AngloGold Ashanti Mineração	557	600	649
Serra Grande	160	149	204

	4,984	4,562	5,137
Equity-accounted joint ventures included above	(596)	(659)	(647)
Continuing operations	4,388	3,903	4,490
Discontinued operations - South Africa	—	—	408
	4,388	3,903	4,898

Foreign countries included in the above and considered material are:
Australia	967	890	989
Argentina	319	279	358
Brazil	717	749	853
Ghana	874	565	704
Guinea	591	545	453
Tanzania	920	875	1,133
DRC	596	659	647

Geographical analysis of gold income by destination is as follows:
South Africa #	599	669	661
North America	409	699	580
South America	33	34	1
Australia	967	890	989
Europe	319	279	358
United Kingdom	2,066	1,446	2,095
Other #	591	545	453
	4,984	4,562	5,137
Equity-accounted joint ventures included above	(596)	(659)	(647)
Continuing operations	4,388	3,903	4,490
Discontinued operations - South Africa	—	—	408
Continuing and discontinued operations	4,388	3,903	4,898

# The Siguiri gold production is sold through an agent to multiple customers, the destination which is not determinable and as a result allocated to the Other category in the geographical analysis. The comparatives previously included under South Africa have been reclassified accordingly.

The Group's revenue is mainly derived from gold income. Approximately 55% of the Group's total gold produced is sold to three customers of the Group: ANZ Investment Bank Ltd in Australia (20%), Standard Chartered Bank in the United Kingdom (22%), and JP Morgan Chase N.A. London in the United Kingdom (13%). Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	By product revenue
US Dollars	2022	2021	2020

Africa * (1)	4	5	4
Kibali - Attributable 45%	1	2	1
Iduapriem	1	1	1
Obuasi	1	—	—
Siguiri	—	1	—
Geita	1	1	2

Australia *	4	4	3
Sunrise Dam	1	1	1
Tropicana - Attributable 70%	3	3	2

Americas *	106	119	99
Cerro Vanguardia	75	93	82
AngloGold Ashanti Mineração	31	26	17

	114	128	106
Equity-accounted joint ventures included above	(1)	(2)	(1)
Continuing operations	113	126	105
Discontinued operations - South Africa	—	—	1
	113	126	106

Figures in millions	Cost of sales
US Dollars	2022	2021	2020
			Restated (8)

Africa * (1)	2,004	1,650	1,702
Kibali - Attributable 45%	342	350	340
Iduapriem	314	238	280
Obuasi	266	164	164
Siguiri	488	410	377
Geita	594	488	542
Administration and other	—	—	(1)

Australia *	783	740	705
Sunrise Dam	371	364	342
Tropicana - Attributable 70%	382	346	338
Administration and other	30	30	25

Americas *	913	822	764
Cerro Vanguardia	273	261	269
AngloGold Ashanti Mineração	477	435	392
Serra Grande	162	123	101
Administration and other	1	3	2

Corporate and other	4	(5)	(2)
	3,704	3,207	3,169
Equity-accounted joint ventures included above	(342)	(350)	(340)
Continuing operations	3,362	2,857	2,829
Discontinued operations - South Africa	—	—	287
	3,362	2,857	3,116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	Gross profit (loss) (2)
US Dollars	2022	2021	2020
			Restated (8)

Africa * (1)	981	999	1,239
Kibali - Attributable 45%	256	311	308
Iduapriem	130	124	206
Obuasi	165	41	55
Siguiri	103	135	76
Geita	327	388	593
Administration and other	—	—	1

Australia *	188	153	286
Sunrise Dam	40	53	117
Tropicana - Attributable 70%	177	130	194
Administration and other	(29)	(30)	(25)

Americas *	229	325	532
Cerro Vanguardia	122	111	157
AngloGold Ashanti Mineração	111	191	273
Serra Grande	(2)	26	104
Administration and other	(2)	(3)	(2)

Corporate and other	(9)	6	(2)
	1,389	1,483	2,055
Equity-accounted joint ventures included above	(256)	(311)	(308)
Continuing operations	1,133	1,172	1,747
Discontinued operations - South Africa	—	—	83
	1,133	1,172	1,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	Amortisation
US Dollars	2022	2021	2020
			Restated (8)

Africa * (1)	367	268	354
Kibali - Attributable 45%	95	105	104
Iduapriem	80	19	74
Obuasi	40	22	11
Siguiri	50	47	41
Geita	102	75	124

Australia * (6)	172	150	160
Sunrise Dam	54	60	64
Tropicana - Attributable 70%	117	88	94
Administration and other	1	2	2

Americas *	185	161	163
Cerro Vanguardia	39	27	26
AngloGold Ashanti Mineração	106	108	109
Serra Grande	40	25	27
Administration and other	—	1	1

Corporate and other	4	3	2
	728	582	679
Equity-accounted joint ventures included above	(95)	(105)	(104)
Continuing operations	633	477	575

Figures in millions	Total assets (3)(4)
US Dollars	2022	2021	2020
		Restated (7)(9)	Restated (7)(9)

Africa * (1)	4,083	4,226	3,989
Kibali - Attributable 45%	1,063	1,604	1,604
Iduapriem	436	386	328
Obuasi	1,268	1,036	923
Siguiri	447	463	458
Geita	864	732	670
Administration and other	5	5	6

Australia * (6)	960	1,034	1,044

Americas *	1,406	1,573	1,370
Cerro Vanguardia	514	491	456
AngloGold Ashanti Mineração	625	781	650
Serra Grande	228	252	189
Administration and other	39	49	75

Projects * (7)	872	313	256
Colombian projects	244	211	176
North American projects	628	102	80

Corporate and other	751	854	1,046
	8,072	8,000	7,705

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	Non-current assets (5)
US Dollars	2022	2021	2020
		Restated (7)(9)	Restated (7)(9)
Non-current assets considered material, by country are:
South Africa	40	61	59
Foreign entities	5,767	5,640	5,086

DRC	1,063	1,604	1,604
Ghana	1,349	1,191	948
Tanzania	594	510	425
Australia	758	806	849
Brazil	659	797	627
North America	617	—	—

Figures in millions	Capital expenditure
US Dollars	2022	2021	2020
		Restated (7)	Restated (7)(8)

Africa * (1)	576	506	435
Kibali - Attributable 45%	90	72	52
Iduapriem	146	105	60
Obuasi	159	168	206
Siguiri	27	38	30
Geita	154	123	87

Australia * (6)	202	185	143
Sunrise Dam	50	62	53
Tropicana - Attributable 70%	152	122	90
Administration and other	—	1	—

Americas *	322	346	168
Cerro Vanguardia	66	69	31
AngloGold Ashanti Mineração	199	195	104
Serra Grande	57	82	33

Projects * (7)	17	52	49
Colombian projects	16	52	49
North American projects	1	—	—

Corporate and other	1	11	—
Continuing operations	1,118	1,100	795
Discontinued operations - South Africa	—	—	35
	1,118	1,100	830
Equity-accounted joint ventures included above	(90)	(72)	(56)
	1,028	1,028	774
•The operating segments continue to be presented per geographical region. The additional information disaggregated and disclosed for each mining operation has been provided by the Group to facilitate comparability of mine performance.
(1)Includes equity-accounted investments.
(2)The Group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation and discontinued operations, refer to the Group income statement.
(3)Total assets include allocated goodwill of $105m (2021: $111m; 2020: $118m) for Australia and nil (2021: $8m; 2020: $8m) for Americas (note 15).
(4)In 2022, the Group's pre-tax impairments and derecognition of assets of $308m were accounted for in Corporate and other of nil (2021: $1m; 2020: nil), Africa Region of $4m (2021: $4m; 2020: nil) and the Americas of $304m (2021: $1m; 2020: nil). In 2020, there was an impairment reversal of $17m in South Africa.
(5)Non-current assets exclude financial instruments, deferred tax assets and reimbursive right for post-retirement benefits.
(6)The Australia total assets include property, plant and equipment, cash, leased assets, inventory and others assets which the Group is unable to allocate and disaggregate on a reasonable basis between the different mining operations, as some of these assets represent shared assets between the mining operations within the Australia geographical region. The amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets and for which the Group can disaggregate and allocate on a reasonable basis to the different mining operations within the geographical region.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(7)    A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.
(8)     The adoption of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022 resulted in a retrospective increase in gold income of $168m, cost of sales of $130m, amortisation of $5m, gross profit of $38m and capital expenditure of $38m for 31 December 2020 . Refer to note 1.
(9) The total asset balances for 31 December 2021 and 31 December 2020 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022..Refer to note 1.

3    REVENUE FROM PRODUCT SALES

	US Dollars
Figures in millions	2022	2021	2020
			Restated
Revenue consists of the following principal categories:
Gold income (note 2)	4,388	3,903	4,490
By-products (note 2)	113	126	105
	4,501	4,029	4,595

4    COST OF SALES

	US Dollars
Figures in millions	2022	2021	2020
			Restated
Cash operating costs	2,554	2,160	2,012
Royalties	185	162	181
Other cash costs	14	12	13
Total cash costs	2,753	2,334	2,206
Retrenchment costs	6	2	2
Rehabilitation and other non-cash costs	—	38	32
Amortisation of tangible assets (notes 30 and 34)	551	411	526
Amortisation of right of use assets (notes 14, 30 and 34)	81	63	47
Amortisation of intangible assets (notes 15, 30 and 34)	1	3	2
Inventory change	(30)	6	14
	3,362	2,857	2,829

5    OTHER EXPENSE (INCOME)

	US Dollars
Figures in millions	2022	2021	2020
Care and maintenance	—	45	—
Governmental fiscal claims	11	7	6
Legacy TSF obligations	(16)	9	14
Pension and medical defined benefit	7	7	8
Royalty receivable impaired	—	—	4
Royalties received	(2)	(2)	(2)
Retrenchment and related costs	—	18	—
Legal fees and project costs	15	10	9
Refund from insurance claim	—	—	(5)
Other indirect taxes	11	18	23
Premium on settlement of bonds	—	24	—
	26	136	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6    FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	US Dollars
Figures in millions	2022	2021	2020
Finance costs
Finance costs on bonds, bank loans and other	102	109	124
Amortisation of fees	8	6	23
Lease finance charges	11	9	8
Less: interest captalised	(2)	(14)	(17)
	119	110	138
Unwinding of obligations	30	6	39
Total finance costs and unwinding of obligations (notes 30 and 34)	149	116	177
The interest included within finance costs is calculated at effective interest rates.
7    SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT

	US Dollars
Figures in millions	2022	2021	2020

Revenue	629	697	677
Operating costs and other expenses	(393)	(370)	(353)
Profit on sale of joint ventures	—	—	19
Net interest received	4	7	5
Profit (loss) before taxation	240	334	348
Taxation	(73)	(85)	(70)
Profit (loss) after taxation	167	249	278
Impairment investment in joint ventures (note 17)	(1)	—	—
Share of associates and joint ventures’ profit (loss) (note 30)	166	249	278

8    EMPLOYEE BENEFITS

	US Dollars
Figures in millions	2022	2021	2020

Employee benefits including Executive Directors’ and Prescribed Officers’ salaries and other benefits	650	593	644
- current medical expenses	17	25	23
- defined benefit post-retirement medical expenses	5	6	7
- defined contribution	20	20	25
Retrenchment costs	6	16	2
Share-based payment expense (note 9)	18	22	16
Included in cost of sales, other expenses and corporate administration, marketing and related expenses of continuing and discontinued operations	716	682	717

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9    SHARE-BASED PAYMENTS

	US Dollars
Figures in millions	2022	2021	2020
Equity-settled share incentive schemes
Deferred Share Plan (DSP)	18	22	14
Other	—	—	2
Total share-based payment expense (note 8)	18	22	16

Equity-settled incentive schemes

Previous equity schemes with outstanding awards exercisable include the Bonus Share Plan (BSP) and Long Term Incentive Plan (LTIP). The Deferred Share Plan (DSP) replaced all previous AngloGold Ashanti incentive schemes.

Bonus Share Plan (BSP)

Award date (unexercised awards)	2018
Calculated fair value	R	119.14
Vesting date 50%	22 Feb 2019
Vesting date 50%	22 Feb 2020
Expiry date	22 Feb 2028

	Number of shares
	2022	2021	2020
Awards outstanding at beginning of year	849,683	1,005,977	2,141,415
Awards lapsed during the year	(3,581)	—	—
Awards exercised during the year	(219,580)	(156,294)	(1,135,438)
Awards outstanding and exercisable at end of year	626,522	849,683	1,005,977

No cash awards were granted under the bonus share plan at year end 31 December 2022 (2021: nil; 2020: nil) and no cash awards vested or were deemed settled for the year ended 31 December 2022 (2021: nil; 2020: 12,295).
Deferred Share Plan (DSP)
The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards will be allocated to certain employees from 2019 onwards, vesting equally over a period of 2, 3 and 5 years depending on the level of seniority of the participant.

Award date (unvested awards and awards vested during the year)	2022		2021		2020
Calculated fair value	R	335.04	R	308.97	R	325.97

DSP 2 year
Vesting date 50%	24 Feb 2023		24 Feb 2022		25 Feb 2021
Vesting date 50%	24 Feb 2024		24 Feb 2023		25 Feb 2022

DSP 3 year
Vesting date 33%	24 Feb 2023		24 Feb 2022		25 Feb 2021
Vesting date 33%	24 Feb 2024		24 Feb 2023		25 Feb 2022
Vesting date 34%	24 Feb 2025		24 Feb 2024		25 Feb 2023

DSP 5 year
Vesting date 20%	24 Feb 2023		24 Feb 2022		25 Feb 2021
Vesting date 20%	24 Feb 2024		24 Feb 2023		25 Feb 2022
Vesting date 20%	24 Feb 2025		24 Feb 2024		25 Feb 2023
Vesting date 20%	24 Feb 2026		24 Feb 2025		25 Feb 2024
Vesting date 20%	24 Feb 2027		24 Feb 2026		25 Feb 2025

Expiry date	24 Feb 2032		24 Feb 2031		25 Feb 2030

Equity-settled incentive schemes continued

	Number of shares
	2022	2021	2020
Awards outstanding at beginning of year	2,692,383	2,289,762	1,599,360
Awards granted during the year	793,955	1,185,348	1,176,532
Awards lapsed during the year	(163,697)	(322,814)	(155,575)
Awards exercised during the year	(839,033)	(459,913)	(330,555)
Awards outstanding at end of year	2,483,608	2,692,383	2,289,762
Awards exercisable at end of year	693,211	588,694	183,439

Long Term Incentive Plan (LTIP)

Award date (unexercised awards)	2015
Calculated fair value	R	129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

	Number of shares
	2022	2021	2020
Awards outstanding at beginning of year	109,229	111,562	229,639
Awards exercised during the year	(46,521)	(2,333)	(118,077)
Awards outstanding and exercisable at end of year	62,708	109,229	111,562

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    TAXATION

Figures in millions	US Dollars
	2022	2021	2020
South African taxation
Normal taxation	1	—	1
Prior year under (over) provision	1	(1)	—
Deferred taxation
Other temporary differences	—	—	74
	2	(1)	75
Foreign taxation
Normal taxation	198	252	553
Prior year under (over) provision	31	(3)	8
Deferred taxation
Temporary differences	(7)	52	9
Prior year under (over) provision	4	4	(6)
Impairment and disposal of tangible assets	(58)	—	—
Change in estimate	3	6	(14)
Change in statutory tax rate	—	2	—
	171	313	550
	173	312	625

Figures in millions	US Dollars
Reconciliation to South African statutory rate	2022	2021	2020

Implied tax charge at 28%	137	268	445
Increase (decrease) due to:
Expenses not tax deductible(1)	84	22	29
Share of associates and joint ventures' profit	(46)	(70)	(78)
Tax rate differentials(2) and withholding taxes(3)	25	54	96
Exchange variations and translation adjustments	—	6	28
Deferred tax assets recognised at Obuasi	(56)	—	(6)
Current year tax losses (expense) not recognised:
Obuasi	(50)	6	—
AngloGold Ashanti Holdings plc	24	25	31
North America	22	13	4
Siguiri (4)	(27)	(37)	(8)
SA Corporate	20	18	—
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	3	6	(14)
Tax effect of retained SA items	—	—	16
Tax allowances	—	—	(1)
Derecognition of deferred tax assets	—	—	78
Impact of statutory tax rate change	—	2	—
Adjustment in respect of prior years(5)	36	—	2
Other	1	(1)	3
Income tax expense	173	312	625
(1) Includes non-deductible corporate, legal, project, exploration and rehabilitation costs, impairments in Brazil and British Virgin Isle group losses.
(2) Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil and Argentina.
(3) Withholding taxes on dividends paid.
(4) Siguiri current tax expense not recognised due to tax holiday.
(5) Includes $34m provided in Colombia in 2022.
.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    TAXATION (continued)

Figures in millions	US Dollars
	2022	2021	2020
Analysis of unrecognised deferred tax assets
Available to be utilised against future profits
- utilisation required within one year	107	54	62
- utilisation required between one and two years	100	177	54
- utilisation required between two and five years	1,350	1,339	352
- utilisation required between five and twenty years	956	989	1,002
- utilisation in excess of twenty years	588	449	421
	3,101	3,008	1,891
At the statutory tax rates the unrecognised value of deferred tax assets is: $857m (2021: $834m; 2020: $487m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana, Colombia and South Africa. Unutilised capital allowances in Ghana of $132m (2021:$1bn) were converted into tax losses. The losses are forfeited if not utilised within five years.

On 23 February 2022, the South African finance minister announced a change in corporate tax rate from 28% to 27% for companies with years of assessment ending on or after 31 March 2023. Unrecognised deferred tax assets in South Africa was calculated at 27%. The tax rate change resulted in a $4m decrease within the South African unrecognised deferred tax assets.

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

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $4m (2021: $7m; 2020: $8m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 December 2022. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $23m (2021: $19m; 2020: $20m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been challenged by the Colombian Tax Authority which resulted in claims for taxes and penalties of $42m(1) (2021: $74m; 2020: $86m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in adverse judgements in the Administrative Court of Cundinamarca in 2018, which were subsequently appealed by AngloGold Ashanti. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties were waived.

During November 2022, the Supreme Administrative Court issued final rulings on the tax treatment of exploration expenditure pertaining to the 2010 and 2011 tax years, partially allowing the AngloGold Ashanti tax claims as submitted. The rulings, which included tax and interest, cannot be appealed and resulted in tax liabilities of $34 million being provided for in 2022. The Court fully waived penalties for the 2010 and 2011 tax years which were originally assessed, to the value of $70m (2021: $48m; 2020: $76m). Penalties of $8m pertaining to the 2013 and 2014 tax years was not recognised as a provision in 2022 and is considered to be contingent, awaiting judgement from the Courts. A revised tax reform was adopted on 16 December 2022 in Colombia, which may lead to a reduction in interest charged on the 2010 and 2011 tax years. In February 2023, the Company paid $25m, which included a reduction of $6m in interest under the tax reform, in full settlement of the 2011 tax and equity tax claims. The final court ruling in respect of the 2010 tax year is awaited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10    TAXATION (continued)
(1) After reduction of overall exposure by $70m (2021: $48m; 2020: $76m ) as described above.

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m at the time (2021:$14m; 2020: $15m). The claim related to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the fourth quarter of 2021. An out of court settlement was reached with the Ghana Revenue Authority during the fourth quarter of 2022, whereby the corporate income tax claims were withdrawn, at no cost to Iduapriem.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totalling $8m (attributable) (2021: $8m (attributable); 2020: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2021: $2m (attributable); 2020: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor’s chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. Members from government were appointed to the committee, but no meetings were held in 2022.

Mali – Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totalling $4m (attributable) (2021: $4m (attributable); 2020: $1m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2021 amounting to $318m (2021: $291m; 2020: $254m) including adjusted tax assessments relating to the 2020 and 2021 tax years, which were received in June 2022 and September 2022 totalling $28 million. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita made payments under protest for which a receivable of $24m (2021: $25m) was raised. Management has objected and appealed through various levels of the administrative processes. Management has obtained external legal advice and is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11    EARNINGS (LOSS) PER ORDINARY SHARE

	2022	2021	2020
			Restated
	US cents per share
Basic earnings (loss) per ordinary share	71	148	236
- Continuing operations	71	148	234
The calculation of basic earnings per ordinary share is based on profits attributable to equity shareholders of $297m (2021: $622m; 2020: restated $984m) and 420,197,062 (2021: 419,755,627; 2020: 419,033,516) shares being the weighted average number of ordinary shares in issue during the financial year.

- Discontinued operations	—	—	2
The calculation of basic earnings per ordinary share is based on profits attributable to equity shareholders of nil (2021: nil; 2020: $7m) and 420,197,062 (2021: 419,755,627; 2020: 419,033,516) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	71	148	236
- Continuing operations	71	148	234
The calculation of diluted earnings per ordinary share is based on profits attributable to equity shareholders of $297m (2021: $622m; 2020: restated $984m) and 420,869,866 (2021: 420,056,703; 2020: 419,481,450) shares being the diluted number of ordinary shares.

- Discontinued operations	—	—	2
The calculation of diluted earnings per ordinary share is based on profits attributable to equity shareholders of nil (2021: nil; 2020: $7m) and 420,869,866 (2021: 420,056,703; 2020: 419,481,450) shares being the weighted average number of ordinary shares in issue during the financial year.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2022	2021	2020
Ordinary shares	418,260,476	417,272,178	416,399,307
Fully vested options and currently exercisable(1)	1,936,586	2,483,449	2,634,209
Weighted average number of shares	420,197,062	419,755,627	419,033,516
Dilutive potential of share options	672,804	301,076	447,934
Diluted weighted average number of ordinary shares	420,869,866	420,056,703	419,481,450
(1)Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11    EARNINGS (LOSS) PER ORDINARY SHARE (continued)

	US Dollars
Figures in millions	2022	2021	2020
			Restated
Headline earnings (loss) (4)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders from continuing and discontinued operations	297	622	991
Impairment loss on investment in joint venture (1)	1	—	—
Net (impairment reversal) impairment on held for sale assets (1)	—	—	(17)
Impairment on property, plant and equipment and right of use asset (1)	304	2	—
Taxation on impairment on property, plant and equipment and right of use asset	(58)	—	—
Derecognition of assets (1)	4	4	—
Loss on disposal of discontinued operations	—	—	80
Taxation on loss on disposal of discontinued operations	—	—	1
Profit on sale of joint ventures (1)	—	—	(19)
Net (profit) loss on disposal of tangible assets	(4)	(17)	2
Taxation on net (profit) loss on disposal of assets	—	1	—
	544	612	1,038
	US Cents
Headline earnings
Headline earnings per ordinary share (2)	129	146	248
Diluted headline earnings per ordinary share (3)	129	146	247
(1) Tax effect has not been disclosed as the tax is less than $1m or $nil.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.
(4) Headline earnings and headline earnings per share disclosure has been included due to Johannesburg Stock Exchange requirements.

12    DIVIDENDS

	US Dollars
Figures in millions	2022	2021	2020
Ordinary shares
Dividend number 121 of 165 SA cents per share was declared on 21 February 2020 and paid on 27 March 2020 (9 US cents per share).			38
Dividend number 122 of 705 SA cents per share was declared on 22 February 2021 and paid on 26 March 2021 (48 US cents per share).		199
Dividend number 123 of 87 SA cents per share was declared on 6 August 2021 and paid on 10 September 2021 (6 US cents per share)		25
Dividend number 124 of 217 SA cents per share was declared on 22 February 2022 and paid on 25 March 2022 (15 US cents per share)	62
Dividend number 125 of 493 SA cents per share was declared on 5 August 2022 and paid on 9 September 2022 (28 US cents per share)	119
	181	224	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13    TANGIBLE ASSETS

Figures in millions	Mine development costs	Mine infrastructure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)	Total
US Dollars

Cost
Balance at 1 January 2020 Restated (1)	5,001	3,776	881	7	400	66	10,131
Additions
- project capital	64	—	—	1	284	20	369
- stay-in-business capital	180	8	1	—	179	2	370
Finance costs capitalised (4)	—	—	—	—	17	—	17
Disposals	(1)	(26)	—	—	—	—	(27)
Transfers and other movements (2)	(1,076)	186	(699)	2	(320)	24	(1,883)
Translation	157	9	5	(1)	6	—	176
Balance at 31 December 2020 Restated (1)	4,325	3,953	188	9	566	112	9,153

Accumulated amortisation and impairments
Balance at 1 January 2020	3,866	2,803	846	4	25	—	7,544
Amortisation for the year	345	179	5	1	—	—	530
Disposals	(1)	(25)	—	—	—	—	(26)
Transfers and other movements (2)	(1,208)	(33)	(699)	—	—	—	(1,940)
Translation	117	6	4	—	1	—	128
Balance at 31 December 2020 Restated (1)	3,119	2,930	156	5	26	—	6,236
Net book value at 31 December 2020	1,206	1,023	32	4	540	112	2,917

Cost
Balance at 1 January 2021 Restated (1)	4,325	3,953	188	9	566	112	9,153
Additions
- project capital	68	—	—	5	300	19	392
- stay-in-business capital	274	17	—	—	344	—	635
Finance costs capitalised (4)	—	—	—	—	14	—	14
Disposals	(2)	(23)	—	—	—	(5)	(30)
Transfers and other movements (2)	140	(207)	—	(2)	(320)	—	(389)
Translation	(107)	(6)	(3)	—	(5)	—	(121)
Balance at 31 December 2021 Restated (1)	4,698	3,734	185	12	899	126	9,654

Accumulated amortisation and impairments
Balance at 1 January 2021	3,119	2,930	156	5	26	—	6,236
Amortisation for the year	243	166	6	2	—	—	417
Impairment and derecognition of assets(5)	—	6	—	—	—	—	6
Disposals	(1)	(22)	—	—	—	—	(23)
Transfers and other movements(2)	(79)	(311)	—	—	—	—	(390)
Translation	(78)	(4)	(3)	—	—	—	(85)
Balance at 31 December 2021	3,204	2,765	159	7	26	—	6,161
Net book value at 31 December 2021	1,494	969	26	5	873	126	3,493

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13    TANGIBLE ASSETS (continued)

Figures in millions	Mine development costs	Mine infrastructure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings(3)	Total

US Dollars
Cost
Balance at 1 January 2022	4,698	3,734	185	12	899	126	9,654
Additions
- project capital	121	—	—	1	255	1	378
- stay-in-business capital	286	8	—	—	355	1	650
Finance costs capitalised (4)	—	—	—	—	2	—	2
Acquisition of assets (5)	—	—	614	—	—	—	614
Disposals	(2)	(14)	—	—	—	—	(16)
Transfers and other movements(2)	290	379	—	(1)	(753)	1	(84)
Translation	(120)	(8)	(4)	—	(1)	—	(133)
Balance at 31 December 2022	5,273	4,099	795	12	757	129	11,065

Accumulated amortisation and impairments
Balance at 1 January 2022	3,204	2,765	159	7	26	—	6,161
Amortisation for the year	374	174	8	1	—	—	557
Impairment and derecognition of assets(6)	109	149	16	—	—	8	282
Disposals	(1)	(14)	—	—	—	—	(15)
Transfers and other movements(2)	(11)	(23)	—	—	—	—	(34)
Translation	(86)	(5)	(3)	(1)	—	—	(95)
Balance at 31 December 2022	3,589	3,046	180	7	26	8	6,856
Net book value at 31 December 2022	1,684	1,053	615	5	731	121	4,209
(1)The tangible asset cost for 31 December 2020 and 31 December 2021 has been retrospectively restated and increased by $33m due to the initial application of the amendment of IAS 16 "Property, Plant and Equipment - Proceeds before intended use" on 1 January 2022. Refer to note 1.
(2)Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets, asset reclassifications and initial recognition of joint operation share of property, plant and equipment.
(3)Assets of $7m (2021: $6m; 2020: $7m) have been pledged as security.
(4)The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 4.53% (2021: 4.96%; 2020: 4.52%)
(5)Corvus Gold
On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (“Corvus Gold”), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus Gold, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus Gold.

Under the terms of the arrangement, the shareholders of Corvus Gold (other than the AngloGold Ashanti Group) received C$4.10 in cash per Corvus Gold share. The acquisition was concluded to represent an asset acquisition under IFRS.

The total consideration was $460m, including a non-cash consideration of $95m. The non-cash consideration primarily represents the fair value of $80m of the 19.5% Corvus Gold investment held by the Group prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to mineral rights and dumps of $460m.

Coeur Sterling

On 4 November 2022, AngloGold Ashanti announced the successful completion of its previously announced plan to acquire all of the shares of Coeur Sterling, Inc. (“Coeur Sterling”), a wholly owned subsidiary of Coeur Mining, Inc. ("Coeur").

Under the terms of the arrangement, AngloGold Ashanti paid the closing consideration of $150m to Coeur in cash.

Coeur estimated that the properties acquired by AngloGold Ashanti have a Mineral Resource of 914,000oz. The payment of $50m additional consideration is contingent on whether after additional exploration activities, AngloGold Ashanti declares a Mineral Resource from these properties that is greater than 3.5Moz. The additional exploration activities have not yet been performed by the Group.

The acquisition was concluded to represent an asset acquisition under IFRS. The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to mineral rights and dumps of $154m and rehabilitation provisions of $2m.
(6)Impairment of assets is assessed as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13    TANGIBLE ASSETS (continued)

Impairment calculation assumptions as at 31 December 2022 - goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:
•the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,731/oz (2021: $1,599/oz; 2020:$1,450/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
•Proven and Probable Mineral Reserve;
•value beyond Proven and Probable Mineral Reserve (including exploration potential) determined using the gold price assumption referred to above;
•In determining the impairment for each cash generating unit, the real post-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2021. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;
•foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•cash flows used in impairment calculations are based on life of mine plans which range from 5 years to 29 years; and
•variable operating cash flows are increased at local Consumer Price Index rates.

Córrego do Sítio (CdS)

CdS is owned and operated by AngloGold Ashanti Mineração (AGA Mineração) in Brazil. The CdS mining complex has been in operation since 1989 and consists of open pit and underground mines. The property is currently in a production stage. In line with AngloGold Ashanti's reinvestment strategy, management has taken a decision during the third quarter of 2022 to carve out the underperforming complex of CdS from the AGA Mineração CGU and to investigate alternative strategic options including either to sell the complex, place the complex under care and maintenance, close the complex or to consider additional capital expenditure to regain profitability of the complex. After the strategic review of CdS, the Company has elected to retain CdS. This decision resulted in the disaggregation of the AGA Mineração CGU into two separate CGUs, being the CdS mining complex CGU and the Cuiabá mining complex CGU.

As a result of these impairment indicators, the recoverable amount for the CdS mining complex CGU was determined not to support its carrying values as at 30 September 2022 and an impairment loss of $151m ($189m gross of taxes) was recognised and included in the Americas segment. The disaggregation of CGUs did not have an impact on reportable segments in terms of IFRS 8 Operating Segments as disclosed in the segmental reporting. The recoverable amount of $5m was determined with reference to the CGU’s value in use derived from a discounted cash flow model, using a discount rate of 8.5% compared to the CGU’s carrying amount of $156m.

Cuiabá

Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine. The property is currently in the production stage. The Cuiabá mining complex CGU, which was disaggregated from the AGA Mineração CGU, recognised an impairment loss of $57m ($70m gross of taxes). This was largely due to the suspension of filtered tailings deposition on the Calcinados Tailings Storage Facility (TSF) and processing of gold concentrate at the Queiroz plant in December 2022 (with both servicing the Cuiabá mining complex), pending completion of additional buttressing to align the TSF’s post liquefaction factor of safety with international standards currently considered best practice.

The recoverable amount of $304m (compared to the CGU's carrying amount of $361m) was determined with reference to the CGU’s value in use which requires the use of estimates. The impairment result was derived from a discounted cash flow model and a discount rate of 8.5%.

Management modelled various scenarios, which included a combination of reasonably possible changes in key assumptions, to determine the impact on the recoverable amount. The impairment assessment required significant judgement and estimation uncertainty. The impairment loss was recognised and included in the Americas segment.

Serra Grande

Mineração Serra Grande (“Serra Grande”) is wholly owned by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It has been in operation since 1986 and consists of three underground and two open pit mines. The property is currently in the production stage. The Serra Grande CGU recognised an impairment loss of $38m ($45m gross of taxes) during December 2022 largely due to a projection of lower grades and ounces and an increase in the interest rates driven by global inflation and country risk which resulted in an increased discount rate. The recoverable amount of $128m was determined with reference to the CGU’s value in use derived from a discounted cash flow model, using a discount rate of 8.5% (Dec 2021: 5.6%) compared to the CGU’s carrying amount of $166m. The impairment loss was recognised and included in the Americas segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13    TANGIBLE ASSETS (continued)

Impairment Allocation:

Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Mineral Rights and Dumps	Land and buildings	Total Tangible Asset Impairment	Goodwill	Right of use assets	Total Impairment
Figures in millions - US Dollars	2022
Córrego do Sítio	58	98	16	6	178	—	11	189
Cuiabá	34	30	—	1	65	—	5	70
Serra Grande	17	18	—	1	36	8	1	45
	109	146	16	8	279	8	17	304
Sensitivity analysis - Impairment

Sensitivity analysis -Impairment	Cuiabá	Córrego do Sítio	Serra Grande
Figures in millions - US Dollars	2022
Assumed gold price and discount rate have a significant impact on the recoverable amount. A 1% change in the gold price and 1% absolute movement (discount rate) would have the following impact:
Effect of increase in assumption:
1% change in gold price	17	6	7
1% absolute movement in discount rate	(21)	(2)	(6)
Effect of decrease in assumption:
1% change in gold price	(17)	(6)	(7)
1% absolute movement in discount rate	23	2	7

Assumed cash flows have a significant impact on the recoverable amount of Cuiabá. (1) A one- and three-month delay in the net cash flows would have the following impact:
Effect of change in cash flow assumption:
One month movement in cash flows	(4)
Three month movement in cash flows	(13)

(1) A risk assessment conducted in December 2022, with oversight from external consultants, as required by Brazilian regulations, concluded that additional buttressing should be completed at the Calcinados TSF (receiving material from the Cuiabá CGU) to align the TSF’s post liquefaction factor of safety with international standards currently considered best practice. Construction at the Calcinados TSF is expected to begin later in 2023, and the timeline for completion will be determined once the engineering and geotechnical work has been completed by external consultants. Tailings deposition at the Calcinados TSF, as well as processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, is suspended until additional buttressing of the Calcinados TSF impoundment is complete. The extent and timing of the work requires significant estimation and judgement and management’s assumptions may ultimately differ from the actual outcome.

Management modelled various scenarios, which included a combination of reasonably possible changes in key assumptions, to determine the impact on the recoverable amount. Key areas of estimation uncertainty include gold price sensitivities (as disclosed above) and projected timelines of completion of the structural improvements, where such delays could lead to loss of production. Additionally, management’s assumptions for future cash flows include an estimate of costs that the Company expect to incur including capital expenditure as well as incremental revenue and costs related to potential gold concentrate sales. For a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14 RIGHT OF USE ASSETS AND LEASE LIABILITIES

The Group leases various assets including buildings, plant and equipment and vehicles. The Group’s lease obligations are secured by the lessors’ title to the leased assets for such leases.
RIGHT OF USE ASSETS

Figures in millions - US Dollars	Mine Infra- structure	Land and buildings	Total

Cost
Balance at 1 January 2020	209	24	233
Additions	23	—	23
Derecognition and other movements (1)	(13)	1	(12)
Translation	14	(1)	13
Balance at 31 December 2020	233	24	257

Accumulated amortisation and impairments
Balance at 1 January 2020	61	14	75
Amortisation for the year	45	2	47
Derecognition and other movements (1)	(11)	—	(11)
Translation	5	(1)	4
Balance at 31 December 2020	100	15	115
Net book value at 31 December 2020	133	9	142

Cost
Balance at 1 January 2021	233	24	257
Additions	95	7	102
Derecognition and other movements(1)	(22)	(15)	(37)
Translation	(9)	—	(9)
Balance at 31 December 2021	297	16	313

Accumulated amortisation and impairments
Balance at 1 January 2021	100	15	115
Amortisation for the year	61	2	63
Derecognition and other movements(1)	(22)	(15)	(37)
Impairment	—	1	1
Translation	(4)	—	(4)
Balance at 31 December 2021	135	3	138
Net book value at 31 December 2021	162	13	175

Cost
Balance at 1 January 2022	297	16	313
Additions	90	1	91
Derecognition and other movements(1)	(34)	—	(34)
Translation	(8)	(2)	(10)
Balance at 31 December 2022	345	15	360

Accumulated amortisation and impairments
Balance at 1 January 2022	135	3	138
Amortisation for the year	78	3	81
Derecognition and other movements(1)	(29)	—	(29)
Impairment (2)	17	—	17
Translation	(4)	1	(3)
Balance at 31 December 2022	197	7	204
Net book value at 31 December 2022	148	8	156
(1)    Derecognition and other movements include amounts relating to modifications and terminations of leased assets
(2)     The Group recognised an impairment loss of $304m (gross of taxation) during December 2022, of which $17m related to right of use assets. Refer to note 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

LEASE EXPENSES

Figures in millions - US Dollars	2022	2021	2020
Amounts recognised in the income statement (1)
Expenses on short term leases	19	48	107
Expenses on variable lease payments not included in the lease liabilities(2)	749	302	234
Expenses on leases of low value assets	15	33	24
(1) Short-term, low value and variable contracts continue to be recognised within cost of sales and corporate administration, marketing and related expenses.

(2) The variable lease payments consist mainly of mining and drilling contracts and constitutes 87% of total lease payments made during the period. The variable nature of these contracts is to allow equal sharing of pain and gain between the Group and its contractors. These payments are predominantly driven by performance measures on a per tonne or a per metre basis. The increase in variable lease payments is mainly due to the full year impact of the AMAX lease at Iduapriem (half year impact in 2021), higher leasing activity at Brazil due to their leasing strategy deployed and an increased footprint of our North American operations. The future cash flows to which the Group is potentially exposed to are not disclosed as their variability does not permit reliable forecasts.

LEASE LIABILITIES

Figures in millions - US Dollars	2022	2021	2020
Reconciliation of lease liabilities (1)
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:

Opening balance	185	153	171
Lease liabilities recognised	90	103	23
Repayment of lease liabilities	(82)	(63)	(47)
Finance costs paid on lease liabilities	(10)	(9)	(8)
Interest charged to the income statement	11	9	8
Modifications and terminations	(7)	—	(1)
Translation	(1)	(8)	7
Closing balance	186	185	153

Lease liabilities
Non-current (note 34)	102	124	116
Current (note 34)	84	61	37
Total	186	185	153
(1)     The Group leases a number of assets as part of its activities. These primarily include gas pipelines, ore haulage and site services, mining equipment and property. All lease contracts contain market review clauses in the event that the Group exercises its option to renew. A maturity analysis of lease liabilities is provided in note 33.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    INTANGIBLE ASSETS

Figures in millions	Goodwill	Other	Total
US Dollars
Cost
Balance at 1 January 2020	116	144	260
Additions	—	1	1
Transfers and other movements(1)	—	(49)	(49)
Translation	10	—	10
Balance at 31 December 2020	126	96	222
Accumulated amortisation and impairments
Balance at 1 January 2020	—	137	137
Amortisation for the year	—	2	2
Transfers and other movements(1)	—	(49)	(49)
Translation	—	1	1
Balance at 31 December 2020	—	91	91
Net book value at 31 December 2020	126	5	131
Cost
Balance at 1 January 2021	126	96	222
Additions	—	1	1
Transfers and other movements(1)	—	(1)	(1)
Translation	(7)	(1)	(8)
Balance at 31 December 2021	119	95	214
Accumulated amortisation and impairments
Balance at 1 January 2021	—	91	91
Amortisation for the year	—	3	3
Transfers and other movements(1)	—	(1)	(1)
Translation	—	(1)	(1)
Balance at 31 December 2021	—	92	92
Net book value at 31 December 2021	119	3	122
Cost
Balance at 1 January 2022	119	95	214
Additions	—	1	1
Translation	(6)	(1)	(7)
Balance at 31 December 2022	113	95	208
Accumulated amortisation and impairments
Balance at 1 January 2022	—	92	92
Amortisation for the year	—	1	1
Impairment of Goodwill (2)	8	—	8
Translation	—	1	1
Balance at 31 December 2022	8	94	102
Net book value at 31 December 2022	105	1	106
(1)Transfers and other movements include amounts from asset reclassifications and amounts written off.
(2) The Serra Grande CGU recognised an impairment loss of $45m (gross of taxation) during December 2022, of which $8m related to goodwill. Refer to note 13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15    INTANGIBLE ASSETS (continued)
Impairment calculation assumptions for goodwill
Based on an analysis carried out by the Group in 2022, the carrying value and value in use of the most sensitive CGU with goodwill is:

	2022
	US Dollars
Figures in millions	Carrying Value	Value in use
Sunrise Dam	230	293

As at 31 December 2022, the recoverable amount of Sunrise Dam exceeded its carrying amount by $63m. Sunrise Dam had $105m goodwill at 31 December 2022. The life of mine of Sunrise Dam is planned until 2028.

It is estimated that a decrease of the long-term real gold price of $1,731/oz by 4.5%, or an increase in the discount rate of 4.6% to 13.9% would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore, it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require an adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

	US Dollars
Figures in millions	2022	2021	2020
- Sunrise Dam	105	111	118
- Serra Grande	—	8	8
	105	119	126
Real post-tax discount rates applied in impairment calculations on the CGU for which the carrying amount of goodwill is significant is as follows:
- Sunrise Dam (1)	4.6%	2.4%	5.4%

Goodwill has been allocated to its respective CGUs where it is tested for impairment as part of the CGU . The Group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2022 were determined on a basis consistent with the 2021 discount rates.

(1)The value in use of the CGU is $293m (2021: $389m; 2020: $538m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16    MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest holding			Country of incorporation and operation
	2022	2021	2020
Cerro Vanguardia S.A. (CVSA)	7.5%	7.5%	7.5%	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15%	15%	15%	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

	US Dollars
Figures in millions	2022	2021	2020
Profit (loss) allocated to material non-controlling interests
CVSA	7	5	8
Siguiri	12	19	10
Accumulated balances of material non-controlling interests
CVSA	11	11	14
Siguiri	23	41	31

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of profit or loss for 2022
Revenue	395	591
Profit (loss) for the year	101	78
Total comprehensive income (loss) for the year, net of tax	101	78
Attributable to non-controlling interests	7	12
Dividends paid to non-controlling interests	(7)	(15)

Statement of profit or loss for 2021
Revenue	371	546
Profit (loss) for the year	75	124
Total comprehensive income (loss) for the year, net of tax	75	124
Attributable to non-controlling interests	5	19
Dividends paid to non-controlling interests	(8)	(8)

Statement of profit or loss for 2020
Revenue	440	453
Profit (loss) for the year	84	68
Total comprehensive income (loss) for the year, net of tax	84	68
Attributable to non-controlling interests	8	10
Dividends paid to non-controlling interests	(6)	(3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16    MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

	US Dollars
Figures in millions	CVSA	Siguiri

Statement of financial position as at 31 December 2022
Non-current assets	256	199
Current assets (1)	260	248
Non-current liabilities	(144)	(131)
Current liabilities	(225)	(165)
Total equity	147	151

Statement of financial position as at 31 December 2021
Non-current assets	240	229
Current assets(1)	252	234
Non-current liabilities	(132)	(68)
Current liabilities	(218)	(122)
Total equity	142	273

Statement of financial position as at 31 December 2020
Non-current assets	202	233
Current assets(1)	254	224
Non-current liabilities	(123)	(138)
Current liabilities	(150)	(117)
Total equity	183	202

Statement of cash flows for the year ended 31 December 2022
Cash inflow (outflow) from operating activities	142	140
Cash inflow (outflow) from investing activities	(5)	(27)
Cash inflow (outflow) from financing activities	(94)	(98)
Net increase (decrease) in cash and cash equivalents	43	15

Statement of cash flows for the year ended 31 December 2021
Cash inflow (outflow) from operating activities	165	197
Cash inflow (outflow) from investing activities	(23)	(38)
Cash inflow (outflow) from financing activities	(112)	(143)
Net increase (decrease) in cash and cash equivalents	30	16

Statement of cash flows for the year ended 31 December 2020
Cash inflow (outflow) from operating activities	169	63
Cash inflow (outflow) from investing activities	(16)	(30)
Cash inflow (outflow) from financing activities	(59)	(11)
Net increase (decrease) in cash and cash equivalents	94	22
(1) CVSA had a cash balance equivalent to $116m (2021: $139m; 2020: $137m), following the payment to AngloGold Ashanti of $17m (2021: $19m; 2020: nil) offshore dividends (net of withholding taxes). The remaining declared attributable dividend of $120m (2021: $131m; 2020: $50m) is available for payment to AngloGold Ashanti's offshore and onshore investment holding companies. Applications have been made to the Argentinean Central Bank to approve the payment of $105m (2021: $114m; 2020: $11m) of the offshore declared dividends related to the 2019, 2020 and 2021 financial years. While the approval is pending, the cash remains fully available for CVSA’s operational requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	US Dollars
Figures in millions	2022	2021	2020
Carrying value
Investments in associates	37	43	47
Investments in joint ventures	1,063	1,604	1,604
	1,100	1,647	1,651
Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows:

	US Dollars
Figures in millions	2022	2021	2020
Aggregate statement of profit or loss for associates (attributable)
Revenue	31	36	29
Operating (expenses) income (1)	(14)	(16)	(6)
Taxation	(3)	(2)	—
Profit (loss) for the year	14	18	23
Total comprehensive profit (loss) for the year, net of tax	14	18	23
(1) Includes share of associate profit.
Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2022	2021	2020
Kibali Goldmines S.A.(1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo
(1)AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

	US Dollars
Figures in millions	2022	2021	2020

Carrying value of joint ventures
Kibali	1,063	1,604	1,604

(Impairment) reversal of investments in joint ventures
Yatela (note 7)	(1)	—	—

The cumulative unrecognised share of losses of the joint ventures:
Yatela	2	2	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
17    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)
Summarised financial information of the Kibali joint venture is as follows (not attributable) (1):

	US Dollars
Figures in millions	2022	2021	2020

Statement of profit or loss
Revenue and other income	1,329	1,470	1,443
Other operating costs and expenses	(588)	(551)	(541)
Amortisation of tangible and intangible assets	(208)	(244)	(241)
Finance costs, unwinding of obligations and cash repatriation fee	(50)	(6)	(6)
Interest received	5	6	7
Taxation	(156)	(181)	(157)
Profit for the year	332	494	505
Total comprehensive income for the year, net of tax	332	494	505
Dividends received from joint venture (attributable)	694	231	140

	US Dollars
Figures in millions	2022	2021	2020

Statement of financial position
Non-current assets	2,420	2,361	2,459
Current assets	201	162	120
Cash and cash equivalents (2)	92	1,115	944
Total assets	2,713	3,638	3,523

Non-current financial liabilities	51	44	50
Other non-current liabilities	320	226	118
Current financial liabilities	56	14	15
Other current liabilities	105	107	106
Total liabilities	532	391	289

Net assets	2,181	3,247	3,234
Group’s share of net assets	1,091	1,624	1,617
Other (3)	(28)	(20)	(13)
Carrying amount of interest in joint venture	1,063	1,604	1,604
(1)    At the end of January and in early February 2022, Kibali Goldmines S.A., which owns and operates the Kibali gold mine in the Democratic Republic of the Congo, received fifteen claims from the Direction Générale des Douanes et Accises (“Customs Authority”) concerning customs duties. The Customs Authority claims that incorrect import duty tariffs have been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claim that the exemption available to Kibali Goldmines S.A., which was granted in relation to the original mining lease, no longer applies. Finally, the Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, total $339m* (AngloGold Ashanti attributable share: $153m). Five of these claims, totalling $256m*, have been closed and we await closure minutes, before settling $4.5m*. However, discussions are ongoing on the remaining $83m*, dealing with a 1% service fee on gold sales, which is being claimed by two different departments. Based on discussions with the minister of finance we anticipate to settle for no more than $8m* and therefore a total provision of $12.5m* was raised for these customs matters.

(2)    Kibali cash and cash equivalents are subject to various steps before they can be distributed to joint venture shareholders. Cash balances were reduced in 2022 due to repatriations in the form of dividends and repayment of shareholder loans.

(3)    Includes amounts relating to additional costs and contributions at acquisition as well as minority interests.

*    100% (not attributable).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18    OTHER INVESTMENTS

	US Dollars
Figures in millions	2022	2021	2020

Listed investments (1)

Non-current investments

Equity investments at fair value through OCI (FVTOCI)
Balance at beginning of year	116	186	72
Additions	16	3	9
Capitalised to tangible assets (2)	(80)	—	—
Fair value adjustments (3)	(50)	(73)	98
Transfer from unlisted non-current investments	—	—	7
Balance at end of year	2	116	186

The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:
Corvus Gold Inc.	—	80	59
Pure Gold Mining	1	35	126
Other	1	1	1
	2	116	186

Book value of listed investments	2	116	186

Unlisted investments
Non-current investments

Balance at beginning of year	1	2	4
Transfer to listed non-current investments	—	—	(7)
Fair value adjustments - FVTPL	—	(1)	5
Balance at end of year	1	1	2
The unlisted investments include:
Book value of unlisted investments	1	1	2

Total book value of other investments	3	117	188
(1)    The Group’s listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments. At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.

(2)    The 19.5% investment held in Corvus Gold Inc.was capitalised to tangible assets on completion of Corvus Gold asset acquisition on 18 January 2022.

(3)    Includes net fair value gain of nil (2021: $21m; 2020: $18m) for Corvus Gold Inc. and a fair value loss of $50m (2021: $94m; 2020: $81m net gain) for Pure Gold Mining.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19    INVENTORIES

	US Dollars
Figures in millions	2022	2021	2020
Non-current
Raw materials - ore stockpiles	5	27	69

Current
Raw materials
- ore stockpiles	225	217	262
- heap-leach inventory	10	6	5
Work in progress
- metals in process	66	49	46
Finished goods
- gold doré/bullion	51	29	42
- by-products	2	1	—
Total metal inventories	354	302	355
Mine operating supplies	419	401	378
	773	703	733

Total inventories(1)	778	730	802
(1)The amount of the write down of ore stockpiles, heap-leach inventory, metals in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense in cost of sales is $12m (2021: $13m; 2020: $7m)

.
20    TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	US Dollars
Figures in millions	2022	2021	2020

Non-current
Deferred compensation asset	12	25	28
Prepayments	19	14	12
Recoverable tax, rebates, levies and duties (1)	200	198	195
	231	237	235

Current
Trade and loan receivables	20	50	56
Prepayments	58	41	56
Recoverable tax, rebates, levies and duties (1)	148	155	100
Other receivables	11	14	17
	237	260	229

Total trade, other receivables and other assets	468	497	464

There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. These values are summarised as follows:

Recoverable value added tax	231	212	215
Appeal deposits	43	43	34
(1) Includes taxation asset, refer note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20    TRADE, OTHER RECEIVABLES AND OTHER ASSETS (continued)

Geita Gold Mine

Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $11m to $153m (2021: $142m; 2020: $139m).

Claims relating to periods from August 2021 totalling $45m were offset against provisional tax payments in 2022. Offset against provisional corporate tax payments amounted to $54m in 2021. No refunds were received in cash or offset against provisional corporate tax payments in 2020. Amounts offset against VAT claims have been certified by an external advisor and verified by the Tanzania Revenue Authority (TRA). The remaining disputed balance relating to the period July 2017 to June 2020 was objected to as GGM believe that the claims have been correctly lodged pursuant to Tanzanian law.

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

The Finance Act 2020 became effective on 1 July 2020. The Finance Act amended the VAT Act by deleting the disqualification of VAT refunds due to the exportation of “raw minerals”. The deletion is intended to ensure the recovery of VAT refunds from July 2020, although the amendment cannot be applied retrospectively, the change in the VAT Act, together with the Written Laws (Miscellaneous Amendments) (No.2) Act 2019, confirms that doré bars are not “raw minerals” and that VAT refunds from July 2017 onwards are due to GGM. On 30 January 2021, management received a proposal from the TRA to settle VAT objections filed between 2017 and 2020, confirming the TRA's position to disqualify all VAT refunds requested by GGM for the period from July 2017 to June 2020. Management is not in agreement with the proposal and are pursuing legal remedies provided to taxpayers by Tanzanian law, as well as working with the TRA towards an agreement to resolve these matters.

The total VAT claims submitted from July 2017 to June 2020 amount to $155m (net of foreign exchange revaluations). All disqualifications received from the TRA have been objected to by GGM in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No.10). Claims of $64m (2021: $50m; 2020 $52m) were submitted to the TRA and the total claims amount to $203m (net of offsets and foreign exchange revaluations). The net indirect tax receivable at 31 December 2022 of $153m, reflects a probability weighted scenario model of the discounting effects applied to the timing of when GGM expects to offset its indirect tax claims against future income taxes of GGM.

Cerro Vanguardia (CVSA)
On 4 September 2018, a decree was published by the Argentinian Government, which reintroduced export duties for products exported from Argentina. The export duty rate was 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty was limited so as not to exceed ARS $4 for each US dollar exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each US dollar exported, would be replaced by a flat rate of 12% for 2020. On 2 October 2020, the Government of Argentina extended the export duties until 31 December 2021, at a rate of 8% for gold bullion. On 31 December 2021, the Government of Argentina extended the export duties until 31 December 2023, at a rate of 8% for gold bullion. In terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid as established by its Stability Agreement, which provides for a 30% taxation cap on annual taxes and duties paid by CVSA. Export duty refunds for the years 2018 to 2022 are outstanding as at 31 December 2022 and their fair value has been estimated using a probability weighted scenario model considering various recovery time frames, estimated Argentina Peso to USD exchange rates and discounting using a country risk adjusted rate. As a result of the taxation cap, net export duty receivables amount to $9m (2021: $19m; 2020 $23m), and reflects the discounting effects applied to when CVSA expects refund of these receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21    CASH RESTRICTED FOR USE

	US Dollars
Figures in millions	2022	2021	2020
Non-current
Cash restricted for environmental and rehabilitation obligations (1)	33	32	31

Current
Cash restricted by prudential solvency requirements (2)	18	18	24
Cash balances held by - joint operations (3)	9	8	18
	27	26	42
Total cash restricted for use (note 33 and 34)	60	58	73
(1)    Reclamation bonds provided to the Environmental Protection Agency in Ghana for environmental and rehabilitation obligations.
(2)    Cash held by the Group's captive insurance company to maintain the solvency capital requirement.
(3)    Cash held by joint operations for use within those entities only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22    CASH AND CASH EQUIVALENTS

	US Dollars
Figures in millions	2022	2021	2020

Cash and deposits on call	870	712	1,081
Money market instruments	238	442	249
Total cash and cash equivalents (note 33 and note 34)	1,108	1,154	1,330

23    SHARE CAPITAL AND PREMIUM

	US Dollars
Figures in millions	2022	2021	2020

Share capital
Authorised (1)
600,000,000 ordinary shares of 25 SA cents each	23	23	23

Issued and fully paid
418,600,473 (2021: 417,501,452; 2020: 416,890,087) ordinary shares of 25 SA cents each	17	17	17

Share premium
Balance at beginning of year	7,206	7,250	7,235
Ordinary shares issued - share premium	16	9	15
Preference shares redeemed(1)	—	(53)	—
	7,222	7,206	7,250
Less: held within the Group
Redeemable preference shares(1)			(53)
Balance at end of year	7,222	7,206	7,197
Share capital and premium	7,239	7,223	7,214

(1)     During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.
All redeemable preference shares were removed from authorised share capital at the Annual General Meeting held on 16 May 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24    BORROWINGS

	US Dollars
Figures in millions	2022	2021	2020

Non-current

Unsecured
Debt carried at amortised cost
Rated bonds - issued October 2021	745	744	—
Semi-annual coupons are paid at 3.375% per annum on the $750m 7-year bonds. The bonds were issued on 22 October 2021, are repayable on 1 November 2028.
Rated bonds - issued October 2020	694	693	692
Semi-annual coupons are paid at 3.75% per annum on $700m 10-year bonds. The bonds were issued on 1 October 2020, are repayable on 1 October 2030.
Rated bonds - issued April 2010	296	296	295
Semi-annual coupons are paid at 6.5% per annum on $300m 30-year bonds. The $300m bonds are repayable in April 2040.
Rated bonds - issued July 2012	—	—	764
Semi-annual coupons were paid at 5.125% per annum on the $750m 10-year bonds. The bonds were issued on 30 July 2012 and were repaid during October 2021 and November 2021.
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF)		31	—
The Facility consisted of a US dollar-based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar-based facility capped at $500m with a margin of 1.45% above BBSY. The applicable margin was subject to a ratings grid. The facility was issued on 23 October 2018 and was repaid and cancelled on 9 June 2022.

Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF) - 2022	30
This facility was entered into on 9 June 2022 and consists of a US dollar- based facility with interest charged at a margin of 1.45% above SOFR plus a credit adjustment spread and an Australian dollar-based facility capped at $500m with a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. The facility is available until 9 June 2027, with the option on application to extend by two years.

Siguiri revolving credit facility ($65m)	—	35	67
Interest paid at 8.5% above LIBOR. The facility was issued on 23 August 2016, extended to 3 August 2022 and repaid and cancelled.
Siguiri revolving credit facility ($65m) - 2022	67
Interest paid at 8% above term SOFR. The facility was issued on 13 October 2022 and is available until 13 October 2025.
Geita revolving credit facility ($150m)			113
Multi-currency RCF consisting of a Tanzanian shilling component which was capped at the equivalent of US$45m. Interest on this component was paid at 12.5%. Interest on the remaining USD component was paid at LIBOR plus 6.7%. The facility was cancelled during December 2021.

Geita revolving credit facility ($150m) - 2021	151	110
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

Total borrowings (note 33)	1,983	1,909	1,931
Current portion of borrowings (note 34)	(18)	(51)	(142)
Total non-current borrowings (note 34)	1,965	1,858	1,789

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US Dollars
Figures in millions	2022	2021	2020

Amounts falling due
Within one year	18	51	142
Between one and two years	149	31	812
Between two and five years	102	110	—
After five years	1,714	1,717	977
(note 33)	1,983	1,909	1,931

IBOR linked borrowings

During the first half of 2022, the US$1.4bn multi-currency revolving credit facility (“RCF”) was repaid and replaced with a new five-year unsecured $1.4bn multi-currency RCF with interest charged at a margin of 1.45% above the Secured Overnight Financing Rate (“SOFR”) adjusted for credit adjustment spread. The $65m Siguiri RCF which was due to mature on 3 May 2022, was extended on 29 April 2022 for three months and the interest rate amended to a fixed rate plus 8.5%. During the second half of 2022, this Siguiri RCF was repaid and replaced with a new three-year unsecured $65m RCF with interest charged at a margin of 8% above term SOFR. The transition from LIBOR to SOFR had no impact on the Group financial statements as the relief provided by the Interbank Offered Rate (“IBOR”) Phase 2 amendments was applied.

The table below provides further detail on revolving credit facilities (RCFs) which reference LIBOR. At 31 December 2022, this facility had yet to transfer to an alternative benchmark rate:

Figures in millions - US Dollar	Carrying value at 31 December 2022	Repayable within one year	Repayable between one and two years
Geita revolving credit facility ($150m) (1)	63	—	63

(1) The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$87m and this component bears interest at 12.5%. The remaining component bears interest at LIBOR plus 6.7%. The Facility was fully drawn at 31 December 2022. The Geita RCF facility matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

BORROWINGS continued
	US Dollars
Figures in millions	2022	2021	2020

Currency
The currencies in which the borrowings are denominated are as follows:
US dollar	1,858	1,829	1,884
Australian dollar	37	33	—
SA rand	—	—	—
Tanzanian shillings	88	47	47
(notes 33)	1,983	1,909	1,931

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
FirstRand Bank Limited (R150m; 2021: R150m; 2020: R500m) - SA rand	9	10	34
Multi currency syndicated revolving credit facility ($1.4bn) - US Dollar	1,362	1,367	1,400
Geita Revolving credit facility - $150m - US dollar / Tanzanian shilling	—	40	41
Siguiri Revolving credit facility - $65m - US dollar	—	30	—
	1,371	1,447	1,475

Change in liabilities arising from financing activities:
Reconciliation of borrowings (excluding lease liabilities) (1)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance	1,909	1,931	2,033
Proceeds from borrowings	266	822	2,226
Repayment of borrowings	(184)	(820)	(2,310)
Finance costs paid on borrowings	(89)	(115)	(114)
Deferred loan fees	(8)	(4)	4
Other borrowing fees	—	(11)	(15)
Interest charged to the income statement	97	106	115
Translation	(8)	—	(8)
Closing balance	1,983	1,909	1,931

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings	89	115	114
Capitalised finance cost	(2)	(14)	(17)
Commitment fees, utilisation fees and other borrowing costs	12	10	13
Total finance costs paid	99	111	110

(1) Refer note 14 for changes in lease liabilities arising from financing activities.

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25    ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	US Dollars
Figures in millions	2022	2021	2020

Environmental rehabilitation obligations

Provision for decommissioning
Balance at beginning of year	215	219	196
Charge to income statement	—	3	—
Change in estimates(1)	(55)	(8)	17
Unwinding of decommissioning obligation	5	3	2
Translation	(3)	(2)	4
Balance at end of year	162	215	219

Provision for restoration
Balance at beginning of year	458	440	423
Charge to income statement	(8)	(3)	2
Change in estimates(1)	(36)	29	15
Additions	2	—	—
Unwinding of restoration obligation	12	6	4
Utilised during the year	(8)	(10)	(11)
Translation	(4)	(4)	7
Balance at end of year	416	458	440

Provision for silicosis
Balance at beginning of year	34	49	54
Change in estimates	(1)	1	4
Transfer (to) from short term provisions included in trade, other payables and provisions	2	(5)	(1)
Unwinding of silicosis provision	3	3	4
Utilised during the year	(15)	(10)	(9)
Translation	—	(4)	(3)
Balance at end of year	23	34	49

Other provisions(2)
Balance at beginning of year	22	23	24
Charge to income statement	20	14	12
Change in estimates	2	—	1
Transfer (to) from short term provisions included in trade, other payables and provisions	(5)	(7)	3
Utilised during the year	(6)	(6)	(13)
Translation	—	(2)	(4)
Balance at end of year	33	22	23

Total environmental rehabilitation and other provisions	634	729	731

Sensitivity analysis - Provision for decommissioning (3)
A change in discount rates and cash flows have a significant impact on the amounts recognised in the statement of financial position. A 10% change in the discount rate and cash flows would have the following impact:
Effect of increase in assumptions:
10% change in discount rate	(7)	(5)	(3)
10% change in cash flows	16	21	22
Effect of decrease in assumptions:
10% change in discount rate	8	5	3
10% change in cash flows	(16)	(21)	(22)

Sensitivity analysis - Provision for restoration (3)
A change in discount rates and cash flows have a significant impact on the amounts recognised in the income statement. A 10% change in the discount rate and cash flows would have the following impact:
Effect of increase in assumptions:
10% change in discount rate	(10)	(5)	(3)

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10% change in cash flows	42	46	44
Effect of decrease in assumptions:
10% change in discount rate	10	5	3
10% change in cash flows	(42)	(46)	(44)

Sensitivity analysis - Provision for silicosis (3)
Significant judgements are applied in estimating the costs required to settle any qualifying silicosis claims and is based on certain assumptions which includes the number of claimants, take-up rates and disease progression rates. A 10% change in these assumptions would have the following impact:
Effect of increase in assumptions:
10% change in take-up rates	6	6	6
10% change in number of cases	6	6	6
10% change in disease progression rate	4	3	3
Effect of decrease in assumptions:
10% change in take-up rates	(6)	(6)	(6)
10% change in number of cases	(6)	(6)	(6)
10% change in disease progression rate	(4)	(3)	(3)

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

(3)The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount.

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, in connection with plans for the eventual end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $11.2m for a current carrying value of the liability of AUD $107.4m. At Iduapriem, we have provided a bond comprising of a cash component of $11.8m with a further bond guarantee amounting to $14m issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $45.9m. At Obuasi, we have provided a bond comprising of a cash component of $21.54m with a further bank guarantee amounting to $30m issued by Stanbic Bank Ghana Limited and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $171.03m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.
26    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

	US Dollars
Figures in millions	2022	2021	2020

Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees	66	71	77
Other defined benefit plans	5	6	6
	71	77	83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26    PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS (continued)

Figures in millions	2022	2021	2020
	US Dollars
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. The last valuation was performed as at 31 December 2022.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year	71	77	93
Interest cost	6	6	7
Benefits paid	(7)	(8)	(7)
Actuarial loss (gain)	(1)	1	(9)
Translation	(3)	(5)	(5)
Balance at end of year	66	71	79
Settlement gain	—	—	(2)
Net amount recognised	66	71	77

Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate	10.88%	9.79%	9.14%
Expected increase in health care costs	7.49%	7.23%	6.06%

Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year	7.49%	7.23%	6.06%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.49%	7.23%	6.06%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost – 1% point increase	—	1	—
Effect on post-retirement benefit obligation – 1% point increase	4	5	4
Effect on total service and interest cost – 1% point decrease	—	—	—
Effect on post-retirement benefit obligation – 1% point decrease	(4)	(4)	(4)

During 2022 the company purchased annuities to partly meet its obligations to pay medical aid contributions. Two remaining premiums of $22m are payable on 1 August 2023 and 2024. The annuities are payable monthly and cover 100% of the medical aid contributions payable to retired members. The annuities increase by South African CPI each year.

Reimbursive right for post-retirement benefits
Premiums paid	26
Benefits paid	(3)
Interest income	1
Actuarial loss (gain)	(12)
Translation	—
Balance at end of year	12

The fair value of the right of reimbursement has been determined as the present value of expected future annuity payments payable by the insurer in respect of continuation members, less the present value of outstanding medical aid premium payments payable on 1 August 2023 and 2024. The future annuity payments make appropriate allowance for future increases in line with CPI. The main input used in the valuation model are healthcare cost inflation of 6.2%, demographic assumptions and medical aid contribution increases of 7.49%. This is considered a level 3 fair value input.

Cash flows

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid through purchased annuities:
2023	8
2024	9
2025	9
2026	8
2027	8
Thereafter	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27    DEFERRED TAXATION

	US Dollars
Figures in millions	2022	2021	2020

Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets (owned)	430	442	373
Right-of-use assets	52	53	40
Inventories	19	13	20
Other	13	22	13
	514	530	446
Assets
Provisions	131	141	122
Lease liabilities	57	56	42
Tax losses	89	23	22
Other	9	4	21
	286	224	207
Net deferred taxation liability	228	306	239
Included in the statement of financial position as follows:
Deferred tax assets (1)	72	7	7
Deferred tax liabilities	300	313	246
Net deferred taxation liability	228	306	239
The movement on the net deferred tax balance is as follows:
Balance at beginning of year	306	239	136
Taxation of items included in income statement from continuing and discontinued operations	(58)	64	53
Taxation of non-current assets and liabilities included in income statement from discontinued operations	—	—	28
Taxation on items included in other comprehensive income	(14)	6	6
Translation	(6)	(3)	16
Balance at end of year	228	306	239
(1)    Deferred tax assets of $72m (2021: $7m; 2020: $7m) were recognised for Obuasi, resulting from generated tax losses to be utilised against future taxable income.
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the Group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $1,393m (2021: $1,800m; 2020: $1,806m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28    TRADE, OTHER PAYABLES AND PROVISIONS

	US Dollars
Figures in millions	2022	2021	2020

Non-current
Other payables	7	7	8

Current
Trade payables	391	406	403
Accruals(1)	279	205	191
Short-term provisions	30	31	30
Short-term financial liabilities	6	—	—
Other payables	4	5	3
	710	647	627
Total trade, other payables and provisions	717	654	635
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
(1)    Includes accrual for silicosis of $12m (2021: $16m; 2020: $12m) and retrenchments of nil (2021: $7m; 2020: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29    TAXATION

	US Dollars
Figures in millions	2022	2021	2020

Balance at beginning of year	(10)	139	62
Refunds during the year	32	20	—
Payments during the year	(166)	(336)	(431)
Taxation of items included in the income statement	231	248	562
Offset of VAT and other taxes	(84)	(87)	(41)
Transfer of Siguiri tax asset to non-current trade and other receivables	4	—	—
Withholding tax transferred from (to) trade, other payables and provisions	—	7	(7)
Discounting of tax receivable	—	1	—
Transfer from tax receivable relating to North America	—	—	(4)
Translation	1	(2)	(2)
Balance at end of year	8	(10)	139
Included in the statement of financial position as follows:
Taxation asset included in trade, other receivables and other assets	(37)	(49)	(14)
Taxation liability	45	39	153
	8	(10)	139

30    CASH GENERATED FROM OPERATIONS

	US Dollars
Figures in millions	2022	2021	2020

Profit (loss) before taxation	489	958	1,627
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	6	—	—
Amortisation of tangible and right of use assets (note 4)	632	474	573
Amortisation of intangible assets (note 4)	1	3	2
Finance costs and unwinding of obligations (note 6)	149	116	177
Environmental, rehabilitation, silicosis and other provisions	(85)	(20)	(50)
Impairment and derecognition of assets	308	7	1
Profit on sale of assets	(8)	(22)	(2)
Other expenses (income)	9	61	51
Interest income	(81)	(58)	(27)
Share of associates and joint ventures’ (profit) loss (note 7)	(166)	(249)	(278)
Other non-cash movements	127	30	30
Movements in working capital	(137)	53	(238)
	1,244	1,353	1,866
Movements in working capital:
(Increase) decrease in inventories	(54)	58	(83)
Increase in trade, other receivables and other assets	(149)	(49)	(163)
Increase in trade, other payables and provisions	66	44	8
	(137)	53	(238)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31    RELATED PARTIES

	US Dollars
Figures in millions	2022	2021	2020

Material related party transactions were as follows (not attributable):

Sales and services rendered to related parties
Associates	—	7	11
Joint ventures	—	—	8

Purchases and services acquired from related parties
Associates	14	14	20
Joint ventures	—	—	1

Outstanding balances arising from sale of goods and services due by related parties
Associates	—	7	11
Joint ventures	—	—	—
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

In the event of a change in control becoming effective, the executive management team will in certain circumstances be subject to both the notice period and the change in control contract terms. The notice period applied per category of executive and the change in control periods as at 31 December 2022 were as follows:

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
The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2022.

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

Single total figure of remuneration	Base Salary		Pension scheme benefits	Cash in lieu of dividends	Other benefits(2)	Awards earned during the period reflected but not yet settled		Other Payments	Single total figure of remuneration
	ZAR denominated portion	USD/AUD denominated portion(1)				DSP awards(3)	Sign-on awards granted		2022		2021	2020
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000		ZAR '000	ZAR '000	USD '000(12)	USD '000(12)	USD '000(12)
Executive directors
A Calderon	—	26,185	6,481	—	162	83,180	—	—	116,008	7,089	2,761	—
KC Ramon(4)	3,052	2,336	430	435	3,524	4,551	—	13,082	27,410	1,675	2,875	3,138
Total executive directors	3,052	28,521	6,911	435	3,686	87,731	—	13,082	143,418	8,764	5,636	3,138

Prescribed officers
L Ali(6)	—	7,620	—	—	787	20,092	19,111	0	47,610	2,909	—	—
SD Bailey	5,037	2,977	—	225	1,177	20,882	—	—	30,298	1,851	1,673	2,019
I Boninelli(7)	1,507	—	—	—	3	—	—	—	1,510	92	605	—
TJ Briggs(8)	—	5,073	374	—	677	13,060	14,437	—	33,621	2,054	—	—
VA Chamberlain (9)	1,058	225	137	124	18	2,664	—	321	4,547	278	606	—
L Eybers	—	10,986	312	401	814	28,281	—	—	40,794	2,493	2,291	2,686
MC Godoy	—	9,821	1,645	—	1,224	25,282	—	—	37,972	2,320	2,857	—
I Kramer(10)	2,167	—	271	—	40	6,899	—	542	9,919	606	598	468
L Marwick	5,310	2,148	713	84	520	19,220	—	—	27,995	1,711	1,433	1,241
Exited prescribed officers (11)	—	—	—	—	—	—	—	—	—	—	4,226	8,076
Total prescribed officers	15,079	38,850	3,452	834	5,260	136,380	33,548	863	234,266	14,314	14,289	14,490
(1)    Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR.
(2)    Other benefits include health care, personal accident cover, life cover, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(3)    The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2022. The cash bonus is payable in February 2023 and the share awards are allocated in February 2023. Shares vest over either a three- or five-year period in equal tranches.
(4)     KC Ramon retired as Chief Financial Officer and executive director with effect from 30 June 2022. All payments including salary, pension and other benefits were pro-rated and aligned to 30 June 2022. Included in other payments is payment in lieu of unworked notice period from 1 July 2022 to 31 December 2022, as well as a waiver and restraint of trade payments.
(5)     KPM Dushniskjy resigned effective 1 September 2020. His single total figure of remuneration for 2022 was nil (2021: $2.8m; 2020: $3.3m)
(6)    L Ali was appointed as Chief People Officer and prescribed officer with effect from 1 April 2022. All payments including salary, DSP awards and other benefits were pro-rated and aligned to the appointment period. The sign-on awards of ZAR19.111m was awarded on appointment date, 1 April 2022, in lieu of forfeited remuneration and shares from previous employer, of which ZAR5.525m will be settled in cash over a period of two years and ZAR13.586m will be settled in shares vesting over a two year period in accordance with the JSE Listing Requirements.
(7)    I Boninelli stepped down as Executive Group Human Resources Consultant and prescribed officer effective 31 March 2022. All payments including salary, DSP awards (cash bonus only) and other benefits were pro-rated and aligned to the appointment period.
(8)    TJ Briggs was appointed as Chief Development Officer and prescribed officer with effect from 1 April 2022. All payments, including pension and other benefits, were pro-rated to the appointment period for 2022. Included in the DSP awards is the DSP cash bonus and share award, pro-rated to align to the period. The sign-on awards of ZAR14.437m was awarded on appointment date, 1 April 2022, in lieu of shares forfeited from previous employer and will be settled in shares vesting over a three year period in accordance with the JSE Listing Requirements.
(9)    VA Chamberlain stepped down as Interim Chief Development Officer and prescribed officer effective 31 March 2022. All payments, including salary, pension and other benefits, were pro-rated and aligned to the appointment period. The DSP awards (cash bonus only) were pro-rated and paid for the period until his retirement effective 31 October 2022 and were calculated based on his Senior Vice President salary and target bonus opportunity. Other payments reflect the acting allowance for the acting period from 1 January to 31 March 2022.
(10)    I Kramer was appointed as Interim Chief Financial Officer and prescribed officer from 1 July 2022 to 31 December 2022. All salary payments, including pension and other benefits, were pro-rated aligned to the acting period for 2022. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2022 (DSP awards were not pro-rated but were calculated based on his normal Senior Vice President salary plus 6 months acting allowance on the Senior Vice President target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1 July to 31 December 2022.
(11)    Exited prescribed officers include PD Chenard, who retired 31 January 2021, GJ Ehm, who retired 31 December 2021, S Ntuli, who separated from the Company due to the reconfigured Operating Model effective 31 December 2021, and TR Sibisi, who resigned effective 30 September 2021.
(12)    Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.3655 (2021: $1:R14.7842; 2020: $1:R16.4506).

Directors and other key management personnel CONTINUED

Total cash equivalent received reconciliation	Single total figure of remuneration	Awards earned during the period reflected but not yet settled		DSP 2020 cash portion settled	BSP, CIP, DSP and LTIP share awards settled			Sign-on shares settled			Total cash equivalent received reconciliation
		DSP awards(1)	Sign-on awards granted		Grant fair value(2)	Market movement since grant date(2)	Vesting fair value(2)	Grant fair value(2)	Market movement since grant date(2)	Vesting fair value(2)	2022		2021	2020
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	USD '000(3)	USD '000(3)	USD '000(3)
Executive directors
A Calderon	116,008	(83,180)	—	7,557	—	—	—	—	—	—	40,385	2,468	1,375	—
KC Ramon	27,410	(4,551)	—	9,951	12,666	3,174	15,840	—	—	—	48,650	2,973	2,329	4,278
Total executive directors	143,418	(87,731)	—	17,508	12,666	3,174	15,840	—	—	—	89,035	5,441	3,704	4,278

Prescribed officers
L Ali	47,610	(20,092)	(19,111)	—	—	—	—	6,246	(1,377)	4,869	13,276	811	—	—
SD Bailey	30,298	(20,882)	—	4,965	7,101	1,376	8,477	—	—	—	22,858	1,397	1,365	1,508
I Boninelli	1,510	—	—	4,091	—	—	—	—	—	—	5,601	342	328	—
TJ Briggs	33,621	(13,060)	(14,437)	—	—	—	—	—	—	—	6,124	374	—	—
VA Chamberlain	4,547	—	—	2,944	7,908	(147)	7,761	—	—	—	15,252	932	288	—
L Eybers	40,794	(28,281)	—	6,516	11,177	2,776	13,953	—	—	—	32,982	2,015	2,039	3,756
MC Godoy	37,972	(25,282)	—	1,594	—	—	—	13,720	4,400	18,120	32,404	1,980	471	—
I Kramer	9,919	(6,899)	—	2,184	2,196	205	2,401	—	—	—	7,605	465	536	98
L Marwick	27,995	(19,220)	—	4,273	3,151	364	3,515	—	—	—	16,563	1,012	948	231
Exited prescribed officers	—	—	—	—	—	—	—	—	—	—	—	—	7,922	10,744
Total prescribed officers	234,266	(133,716)	(33,548)	26,567	31,533	4,574	36,107	19,966	3,023	22,989	152,665	9,328	13,897	16,337
Notes
(1)    The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2022. The cash bonus is payable in February 2023 and the share awards are allocated in February 2023. Shares vest over a 3- to 5- year period in equal tranches.
(2)    Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, DSP 2020, DSP 2021 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.
(3)    Convenience conversion to USD at the year-to-date average exchange rate of $1:R16.3655 (2021: $1:R14.7842; 2020: $1:R16.4506).

Details of the share incentive scheme awards are included below.

Sign-on share awards

	Balance at 1 January 2022	Granted	Vested deemed settled	Balance at 31 December 2022	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2022(3)
					ZAR '000	ZAR '000	ZAR '000

Prescribed officers
L Ali	—	44,233	20,337	23,896	13,586	4,869	7,867
TJ Briggs	—	47,004	—	47,004	14,437	—	15,475
M Godoy	107,353	—	48,309	59,044	—	18,120	19,439
Total prescribed officers	107,353	91,237	68,646	129,944	28,023	22,989	42,781
Other management (4)	4,553	—	2,500	2,053	—	631	676
Total sign-on share awards	111,906	91,237	71,146	131,997	28,023	23,620	43,457
(1)    The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a 2- to 3-year period in equal tranches in accordance with the JSE Listings Requirements.
(2)    The fair value of vested awards represent the value received on settlement date.
(3)    The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)    The awards for other management for the 2021 comparatives include awards for Mr PD Chenard who retired as a prescribed officer on 31 January 2021.

Directors and other key management personnel CONTINUED
DSP awards

	Balance at 1 January 2022	Granted	Vested, deemed settled	Forfeited/ Lapsed	Balance at 31 December 2022	Fair value of granted awards(1)	Fair value of vested awards(2)	Fair value of unvested awards at 31 December 2022(3)
						ZAR '000	ZAR '000	ZAR '000

Executive directors
A Calderon	—	41,601	—	—	41,601	13,938	—	13,696
KC Ramon	183,487	58,442	46,383	—	195,546	19,580	15,840	64,380
Total executive directors	183,487	100,043	46,383	—	237,147	33,518	15,840	78,076

Prescribed officers
SD Bailey	90,037	33,127	24,712	—	98,452	11,099	8,477	32,413
VA Chamberlain(4)	27,159	12,986	26,547	13,598	—	4,351	7,761	—
L Eybers	162,348	43,252	40,818	—	164,782	14,491	13,953	54,251
MC Godoy	—	10,180	—	—	10,180	3,411	—	3,352
I Kramer	17,824	9,776	6,942	—	20,658	3,275	2,401	6,801
L Marwick	41,821	28,814	10,043	—	60,592	9,654	3,515	19,949
Total prescribed officers	339,189	138,135	109,062	13,598	354,664	46,281	36,107	116,766
Other management(5)	1,581,013	555,777	788,105	150,099	1,198,586	186,208	234,197	394,610
Total DSP awards	2,103,689	793,955	943,550	163,697	1,790,397	266,007	286,144	589,452
(1)    The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date, 24 February 2022.
(2)    The fair value of vested awards represents the value deemed received on settlement date.
(3)    The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)    Share awards lapsed due to retirement.
(5)    The awards for other management for the 2021 comparative period include awards for Mr PD Chenard, who retired 31 January 2021, Mr GH Ehm, who retired 31 December 2021, Mr S Ntuli, who separated from the Company due to the reconfigured Operating Model effective 31 December 2021, and Ms TR Sibisi, who resigned effective 30 September 2021.

Non-Executive Directors’ fees and allowances
For 2022 the non-executive directors elected not to receive a fee increase to align with the executive and senior management teams who did not receive a salary increase due to the Company reorganisation.

The table below details the fees payable to non-executive directors during the year as approved by shareholders:

					Figures in thousands	Figures in thousands
	Director fees(1)	Committee fees	Travel allowance	Total	Total	Total
US Dollars	2022				2021	2020

MDC Ramos (Chairperson)	308,800	56,000	8,750	373,550	451	202
R Gasant (Lead independent director)	166,700	104,500	10,000	281,200	296	223
KOF Busia	125,900	86,500	26,250	238,650	240	103
AM Ferguson	125,900	89,000	33,750	248,650	255	197
AH Garner	125,900	50,500	13,750	190,150	202	174
SP Lawson	125,900	50,500	18,750	195,150	—	—
NVB Magubane (2)	95,300	30,000	8,750	134,050	178	171
MDC Richter	125,900	85,500	18,750	230,150	250	209
JE Tilk	125,900	110,000	23,750	259,650	279	206
Total fees for 2022	1,326,200	662,500	162,500	2,151,200	2,151	1,485
(1)    Includes the annual base fee paid to NEDs as well as fees paid for special board meetings.
(2)    NVB Magubane passed away on 30 October 2022. The amounts include fees paid up to the last working day.

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

	31 December 2022 Beneficial holding		31 December 2021 Beneficial holding		31 December 2020 Beneficial holding
US Dollars	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive directors
KOF Busia(1)	2,000	—	2,000	—	—	—
AM Ferguson(1)	5,000	—	5,000	—	—	—
MDC Richter(1)	10,300	1,000	10,300	—	9,300	—
AH Garner(1)	22,500	—	17,500	—	17,500	—
J Tilk(1)	2,800	—	—	—	—	—
S Lawson(1)	2,830	—	—	—	—	—
Total	45,430	1,000	34,800	—	26,800	—
Executive directors
A Calderon (1)(2)	26,370	—	4,690	—	—	—
KC Ramon	—	—	—	—	—	—
Total	26,370	—	4,690	—	—	—
Prescribed officers
SD Bailey (1)	13,039	—	12,867	—	8,609	—
L Eybers (2)	28,466	—	28,466	—	28,466	—
MC Godoy (1)	32,643	—	—	—	—	—
I Kramer	376	—	—	—	—	—
Total	74,524	—	41,333	—	37,075	—
Grand total	146,324	1,000	80,823	—	63,875	—
(1)Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)Held on the Australian securities exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the Company’s registered and corporate office.

There were no changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the Group's DSP scheme, subsequent to 31 December 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32    CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	US Dollars
Figures in millions	2022	2021	2020

Capital commitments
Acquisition of tangible assets
Contracted for	178	146	120
Not contracted for	259	547	367
Authorised by the directors	437	693	487
Allocated to:
Project capital
- within one year	155	337	216
- thereafter	39	64	71
	194	401	287
Stay-in-business capital
- within one year	243	292	200
	243	292	200

Share of underlying capital commitments of joint ventures included above	—	4	12

Purchase obligations
Contracted for
- within one year	436	423	391
- thereafter	575	624	882
	1,011	1,047	1,273

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

Litigation claims

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. As plaintiffs in these matters have not actively pursued litigation, AGAG is taking steps to have these matters dismissed for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

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

Other commodity price risk

The Group makes use of derivative financial instruments to mitigate price movements on crude oil purchases. In July 2022, AngloGold Ashanti entered into forward agreements for a total of 999,000 barrels of Brent crude oil for the period January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. The average price achieved on the forward contracts is $89.20 per barrel.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

The contractual maturities of financial liabilities, including interest payments, are as follows:

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2022	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Trade and other payables (1)	680		—		7		—		687
Bank overdraft	2								2
Borrowings	102		249		326		2,098		2,775
- In USD	88	4.6	150	4.6	284	4.2	2,098	4.1	2,620
- AUD in USD equivalent	2	4.5	2	4.5	42	4.5			46
- TZS in USD equivalent	12	12.5	97	12.5	—				109
2021
Trade and other payables	616		7		—		—		623
Borrowings	119		115		332		2,169		2,735
- In USD	113	4.3	76	4.2	280	4.1	2,169	4.1	2,638
- AUD in USD equivalent	—	1.5	33	1.5	—	—	—	—	33
- TZS in USD equivalent	6	12.5	6	12.5	52	12.5	—	—	64
2020
Trade and other payables	597		8		—		—		605
Borrowings	205		901		137		1,414		2,657
- In USD	158	5.0	901	5.0	137	4.6	1,414	4.6	2,610
- TZS in USD equivalent	47	12.5	—	—	—	—	—	—	47
(1) Includes an unrealised loss of $6m on oil forward contracts, which is included in loss on non-hedge derivatives and other commodity contracts in the income statement and in trade, other payables and provisions in the statement of financial position.

The table below provides a breakdown of the contractual maturities of the lease liabilities.

	Within one year	Between one and two years	Between two and five years	After five years	Total
2022	$ millions	$ millions	$ millions	$ millions	$ millions
Lease liabilities	79	63	59	2	203
- In USD	39	28	12	—	79
- AUD in USD equivalent	24	21	36	2	83
- BRL in USD equivalent	15	13	9	—	37
- ZAR in USD equivalent	1	1	2	—	4
2021
Lease liabilities	68	50	74	10	202
- In USD	32	19	13	—	64
- AUD in USD equivalent	24	23	51	10	108
- BRL in USD equivalent	10	7	6	—	23
- ZAR in USD equivalent	2	1	4	—	7
2020
Lease liabilities	42	31	68	19	160
- In USD	10	4	6	—	20
- AUD in USD equivalent	22	21	58	19	120
- BRL in USD equivalent	7	5	4	—	16
- ZAR in USD equivalent	3	1	—	—	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
The table below provides a breakdown of the effective borrowing rate per currency for lease liabilities:

	2022	2021	2020

USD	3.1%	2.3%	6.1%
AUD	4.3%	4.6%	4.7%
BRL	14.7%	11.0%	8.4%
ZAR	5.2%	5.9%	9.8%

The Group weighted average incremental borrowing rate at the end of 31 December 2022 is 5.7%  ( 2021: 4.6%, 2020: 5.4%).

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

The combined maximum credit risk exposure of the Group is as follows:

	US Dollars
Figures in millions	2022	2021	2020

Other unlisted investments	1	1	2
Trade and other receivables	41	87	95
Cash restricted for use (note 21)	60	58	73
Cash and cash equivalents (note 22)	1,108	1,154	1,330
Total financial assets	1,210	1,300	1,500

Trade and other receivables, that are past due but not impaired totalled $12m (2021: $18m; 2020: $12m).

Trade receivables which are recognised on settlement mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material.

The Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

The maximum exposure to credit risk for all other financial instruments are approximated by their carrying values.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the Group’s other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Figures in millions - US Dollars	2022		2021		2020
Financial assets
Other investments	3	3	117	117	188	188
Financial liabilities
Borrowings (note 24)	1,983	1,826	1,909	2,011	1,931	2,131

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, bank overdrafts, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Other Investments
Listed equity investments classified as FVTOCI are carried at fair value in level 1 of the fair value hierarchy and unlisted investments classified as FVTPL are carried at fair value in level 3 of the fair value hierarchy.

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is set on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value and carried at level 2 in the fair value hierarchy.

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

The following table sets out the Group’s financial instruments measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Figures in millions - US Dollars	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis	2022
Equity securities - FVTOCI	2	—	—	2
Deferred compensation asset	—	—	12	12

	2021
Deferred compensation asset	—	—	25	25
Equity securities - FVTOCI	116	—	—	116

	2020
Equity securities - FVTOCI	186	—	—	186
Deferred compensation asset	—	—	28	28

Liabilities measured at fair value on a recurring basis	2022
Oil derivative contract	—	6	—	6

Level 3 financial assets

The two components of the deferred compensation assets relating to the sale of the South African producing assets and related liabilities to Harmony are calculated as follows:
a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $12m is recognised in the statement of financial position as at 31 December 2022.

b. $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Mineral Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 31 December 2022, no portion of deferred compensation below infrastructure has been included in the deferred compensation asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Reconciliation of the deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

Figures in millions - US Dollars	2022	2021
Opening balance	25	28
Unwinding of the deferred compensation asset	1	2
Changes in estimates - fair value adjustments (1)	(13)	(3)
Translation	(1)	(2)
Closing balance (2)	12	25
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

	Percentage change in number of ounces	Change in deferred compensation asset $m	Percentage change in number of ounces	Change in deferred compensation asset $m
	2022		2021
Effect of changes in assumptions
Increase in number of ounces	+10%	1	+10%	3
Decrease in number of ounces	-10%	(1)	-10%	(3)

The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

Level 2 financial liabilities

The fair values of the oil forward rate contracts are determined by using using a valuation model based on the Black-Scholes-Merton option pricing model with the key inputs being forward and spot prices, the number of outstanding barrels of oil on open contracts, risk free rate and volatilities.

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
The expected impact on the Group's profit or loss and equity is fairly reflected within the "Change in interest" amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33    FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2022
Financial assets
USD denominated	100	5	5
AUD denominated	150	1	1
Financial liabilities
TZS denominated	250	5,128	2
AUD denominated	150	1	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2021
Financial assets
USD denominated	100	3	3
AUD denominated	150	1	1
CAD denominated	100	4	5
Financial liabilities
TZS denominated	250	2,692	1
AUD denominated	150	1	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
	2020
Financial assets
USD denominated	100	6	6
AUD denominated	150	1	1
ARS denominated	250	121	1
Financial liabilities
TZS denominated	250	2,730	1
USD denominated	100	1	1

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

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
		US$ Million		US$ Million		US$ Million
	2022		2021		2020
Borrowings
TZS denominated (TZS/$)	Spot (+TZS250)	(9)	Spot (+TZS250)	(5)	Spot (+TZS250)	(5)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(2)	Spot (+AUD0.1)	(2)	Spot (+AUD0.1)	—

TZS denominated (TZS/$)	Spot (-TZS(250))	11	Spot (-TZS(250))	6	Spot (-TZS(250))	6
AUD denominated (AUD/$)	Spot (-AUD(0.1))	2	Spot (-AUD(0.1))	2	Spot (-AUD(0.1))	—

The following table discloses the approximate foreign exchange risk sensitivities of cash and cash equivalents at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in cash and cash equivalents total $ millions	Change in exchange rate	Change in cash and cash equivalents total $ millions	Change in exchange rate	Change in cash and cash equivalents total $ millions
	2022		2021		2020

Cash and cash equivalents

ZAR denominated (R/$)	Spot (+ZAR1.50)	9	Spot (+ZAR1.50)	9	Spot (+ZAR1.50)	20
AUD denominated (AUD/$)	Spot (+AUD0.1)	2	Spot (+AUD0.1)	4	Spot (+AUD0.1)	3
ARS denominated (ARS/$)	Spot(+ARS10)	7	Spot(+ARS10)	14	Spot(+ARS10)	20
CAD denominated (CAD/$)	Spot(+CAD0.1)	—	Spot(+CAD0.1)	24	Spot(+CAD0.1)	0

ZAR denominated (R/$)	Spot (-ZAR1.50)	(7)	Spot (-ZAR1.50)	(7)	Spot (-ZAR1.50)	(17)
AUD denominated (AUD/$)	Spot (-AUD0.1)	(2)	Spot (-AUD0.1)	(4)	Spot (-AUD0.1)	(3)
ARS denominated (ARS/$)	Spot(-ARS(10))	(6)	Spot(-ARS(10))	(11)	Spot(-ARS(10))	(16)
CAD denominated (CAD/$)	Spot(-CAD0.1)	—	Spot(-CAD0.1)	(21)	Spot(-CAD0.1)	—

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

The Group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (gearing). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Revolving Credit Agreements. The loan covenant ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The facilities also make provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facilities.

The Group had no major issuance of equity during the year.

A full analysis of the borrowings as presented on the statement of financial position is included in note 24.

The $300m, $700m and $750m rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

During June 2022, the Group entered into a new five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks. The loan consists of a US dollar-based facility with interest charged at a margin of 1.45% above SOFR plus a credit adjustment spread and an Australian dollar-based facility capped at A$500m with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. This facility replaces the $1.4bn multi-currency RCF which was cancelled during June 2022. This facility will mature on 9 June 2027, with the option, upon application, to be extended by two years.

During October 2022 the Group entered into a new three-year unsecured $65m Siguiri revolving credit facility. The facility bears interest at 8% above term SOFR, subject to a ratings grid and is US dollar based. This facility replaces the 2016 $65m Siguiri revolving credit facility that was cancelled and repaid during August 2022.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34    Capital Management (continued)

Gearing ratio (Adjusted Net debt to Adjusted EBITDA)

	US Dollars
Figures in millions	2022	2021	2020
			Restated

Adjusted net debt from continuing operations
Borrowings - non-current portion (note 24)	1,965	1,858	1,789
Lease liabilities - non-current portion (note 14)	102	124	116
Borrowings - current portion (note 24)	18	51	142
Lease liabilities - current portion (note 14)	84	61	37
Total borrowings	2,169	2,094	2,084
Less: cash and cash equivalents (1) (note 22)	(1,106)	(1,154)	(1,330)
Net debt	1,063	940	754

Adjustments:
IFRS16 lease adjustments	(158)	(149)	(106)
Unamortised portion of borrowing costs	33	32	22
Cash restricted for use (note 21)	(60)	(58)	(73)
Adjusted net debt	878	765	597

(1) Net of bank overdraft in 2022.

The Adjusted EBITDA calculation included in this note is based on the formula included in the agreements for compliance with the debt covenant formulas.

Adjusted EBITDA from continuing operations
Profit (loss) before taxation	489	958	1,627
Add back:
Finance costs and unwinding of obligations (note 6)	149	116	177
Interest income	(81)	(58)	(27)
Amortisation of tangible, intangible and right of use assets (note 4)	633	477	575
Other amortisation	(3)	4	6
Associates and joint ventures’ adjustments for amortisation, interest and taxation	165	183	168
EBITDA	1,352	1,680	2,526

Adjustments:
Foreign exchange and fair value adjustments	128	43	—
Dividend income	—	—	(2)
Retrenchment and related costs	6	20	2
Care and maintenance costs (note 5)	—	45	—
Impairment, derecognition of assets and (profit) loss on disposal	304	(11)	1
Profit on disposal of joint ventures	—	—	(19)
Premium on settlement of bonds	—	24	—
Loss (gain) on non-hedge derivatives and other commodity contracts	6	—	5
Associates and joint ventures’ share of costs	1	—	—
Adjusted EBITDA (as defined in the agreements)	1,797	1,801	2,513
Gearing ratio (Adjusted net debt to Adjusted EBITDA)	0.49:1	0.42:1	0.24:1
Maximum debt covenant ratio allowed per agreement	3.5:1	3.5:1	3.5:1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35    SUBSEQUENT EVENTS

Dividend declaration - On 22 February 2023, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 322 South African cents (assuming an exchange rate of ZAR 17.53/$, the gross dividend payable per ADS is equivalent to 18 US cents).

AngloGold Ashanti and Gold Fields Propose Joint Arrangement in Ghana - Gold Fields and AngloGold Ashanti (the Parties) have agreed the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem Mines (the Proposed Joint Venture).

The Tarkwa Mine is held by Gold Fields Ghana, in which Gold Fields currently owns a 90% share and the Government of Ghana (the GoG) holds 10%. The Iduapriem Mine is currently 100% owned by AngloGold Ashanti. Both mines are located near the town of Tarkwa in the country’s Western Region.

The Parties have agreed in principle on the key terms of the Proposed Joint Venture and will engage with the GoG and other key stakeholders, including relevant regulators, with a view to implementing the Proposed Joint Venture as soon as practically possible. The Parties have agreed to mutual exclusivity during this engagement.

It is intended that the Proposed Joint Venture will be an incorporated joint venture, constituted within Gold Fields Ghana and operated by Gold Fields.

AngloGold Ashanti will contribute its 100% interest in the Iduapriem Mine to Gold Fields Ghana in return for a shareholding in that company. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7%, or two-thirds, and AngloGold Ashanti will have an interest of 33.3%, or one-third, in the Proposed Joint Venture.

There can be no certainty that the Parties will enter into a definitive agreement with respect to the Proposed Joint Venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the Proposed Joint Venture is subject to, among other matters, reaching agreement with the GoG regarding the Proposed Joint Venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

PAGE LEFT BLANK INTENTIONALLY

KIBALI (JERSEY) LIMITED
Consolidated Financial Statements for the Three Years Ended
31 December 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Kibali (Jersey) Limited
Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited (the “Company”) as of December 31, 2022, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

London, United Kingdom
March 17, 2023

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2022, 2021 and 2020

		31 Dec	31 Dec	31 Dec
	Note	2022	2021	2020
		US$’000	US$’000	US$’000

REVENUE
Gold sales	3/25	1,328,306	1,469,221	1,440,328
Other income	4	539	1,208	2,204
TOTAL INCOME		1,328,845	1,470,429	1,442,532

COSTS AND EXPENSES
Mining and processing costs	5	674,019	688,086	670,138
Royalties		62,472	68,704	67,547
Exploration and corporate expenditure	6	6,795	5,848	6,274
Other expenses	4	52,778	33,246	37,477
TOTAL COSTS		796,064	795,884	781,436

Finance income	7	5,187	5,618	6,912
Finance costs	7	(49,917)	(5,913)	(6,460)
Share of profits of equity accounted joint venture	24	157	103	239
PROFIT BEFORE INCOME TAX		488,208	674,353	661,787

Income tax expense	8	(155,946)	(180,715)	(157,090)

PROFIT FOR THE YEAR		332,262	493,638	504,697
OTHER COMPREHENSIVE INCOME/(EXPENSE)
(Loss)/Gain on investment in marketable securities		(2)	(2)	6
TOTAL COMPREHENSIVE INCOME		332,260	493,636	504,703

PROFIT FOR THE YEAR
Attributable to:
Owners of the parent		306,330	461,271	472,533
Non-controlling interest		25,930	32,367	32,164
		332,260	493,638	504,697
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		306,330	461,269	472,539
Non-controlling interest		25,930	32,367	32,164
		332,260	493,636	504,703

The accompanying notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT 31 DECEMBER 2022, 2021 and 2020

		31 Dec	31 Dec	31 Dec
	Note	2022	2021	2020
		US$’000	US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	9	1,844,984	1,811,291	1,846,746
Mineral properties	10	308,141	334,881	366,053
Long term ore stockpiles	13	20,160	—	36,875
Investment in Associate		4	4
Investment in joint venture	24	26,254	21,776	23,340
Trade and other receivables	12	220,845	192,507	185,768
TOTAL NON-CURRENT ASSETS		2,420,388	2,360,459	2,458,782

CURRENT ASSETS
Inventories and ore stockpiles	13	75,921	107,951	90,487
Trade and other receivables	12	124,940	53,915	29,699
Investment in marketable securities		8	7	9
Current tax receivable		302	—	—
Cash and cash equivalents	21	91,865	1,115,359	944,233
TOTAL CURRENT ASSETS		293,036	1,277,232	1,064,428
TOTAL ASSETS		2,713,424	3,637,691	3,523,210

EQUITY AND LIABILITIES
Equity
Share capital	14	5	5	5
Share premium	14	2,123,612	2,523,612	2,523,612
(Accumulated deficit)/Retained earnings		(27,194)	655,276	655,005
Other deficit		(40)	(38)	(36)
Equity attributable to owners of the parent		2,096,383	3,178,855	3,178,586
Non-controlling interest	15	85,040	68,110	55,743
TOTAL EQUITY		2,181,423	3,246,965	3,234,329

NON-CURRENT LIABILITIES
Loans and borrowings	16	—	1,839	—
Lease liabilities	16	51,045	41,839	50,457
Deferred tax liability	11	296,507	196,654	89,609
Provision for rehabilitation	17	23,233	29,026	28,364
TOTAL NON-CURRENT LIABILITIES		370,785	269,358	168,430

CURRENT LIABILITIES
Loans and borrowings	16	43,298	—	—
Lease liabilities	16	12,507	13,909	14,674
Trade and other payables	18	104,815	97,109	66,881
Provision for rehabilitation	17	596	600	803
Current tax payable		—	9,750	38,093
TOTAL CURRENT LIABILITIES		161,216	121,368	120,451
TOTAL EQUITY AND LIABILITIES		2,713,424	3,637,691	3,523,210

The consolidated financial statements were approved by the Board of Directors on 17 March 2023 and signed on its behalf by:

Graham Shuttleworth
Director
The accompanying notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2022, 2021 and 2020

				(Accumulated		Total equity
				Deficit)/		attributable	Non-
US$’000	Note	Share	Share	Retained	Other	to owners of	controlling	Total
		capital	premium	earnings	reserves	the parent	interest	equity

Balance at 1 January 2020		5	2,523,612	462,972	(42)	2,986,547	23,579	3,010,126
Fair value movement on investment in marketable securities		—	—	—	6	6	—	6
Total other comprehensive expense		—	—	—	6	6	—	6
Net profit for the year		—	—	472,533	—	472,533	32,164	504,697
Total comprehensive income		—	—	472,533	6	472,539	32,164	504,703
Dividend paid (1)		—	—	(280,500)	—	(280,500)	—	(280,500)
Balance at 31 December 2020		5	2,523,612	655,005	(36)	3,178,586	55,743	3,234,329

Fair value movement on investment in marketable securities		—	—	—	(2)	(2)	—	(2)
Total other comprehensive income		—	—	—	(2)	(2)	—	(2)
Net profit for the year		—	—	461,271	—	461,271	32,367	493,638
Total comprehensive income		—	—	461,271	(2)	461,269	32,367	493,636
Dividend paid (1)		—	—	(461,000)	—	(461,000)	(20,000)	(481,000)
Balance at 31 December 2021		5	2,523,612	655,276	(38)	3,178,855	68,110	3,246,965

Fair value movement on investment in marketable securities		—	—	—	(2)	(2)	—	(2)
Total other comprehensive expense		—	—	—	(2)	(2)	—	(2)
Reclassification of share premium	14		(400,000)	400,000		—		—
Net profit for the year		—	—	306,330	—	306,330	25,930	332,260
Total comprehensive income		—	(400,000)	706,330	(2)	306,328	25,930	332,258
Dividend paid (1)		—	—	(1,388,800)	—	(1,388,800)	(9,000)	(1,397,800)
Balance at 31 December 2022		5	2,123,612	(27,194)	(40)	2,096,383	85,040	2,181,423

SHARE CAPITAL
The share capital comprises the issued ordinary shares of the Company at par.
SHARE PREMIUM
The share premium comprises the excess value recognised from the issue of ordinary shares at par.
(ACCUMULATED DEFICIT)/RETAINED EARNINGS
(Accumulated deficit)/Retained earnings comprises the Group’s cumulative accounting profits and losses since inception less dividends.
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

The accompanying notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2022, 2021 and 2020

		31 Dec	31 Dec	31 Dec
		2022	2021	2020
		US$’000	US$’000	US$’000
Cash Flows From Operating Activities
Cash generated by operations	22	675,900	944,244	956,870
Interest received		3,783	3,327	4,158
Finance cost paid		(1)	(1)	(299)
Dividends received from equity accounted joint venture		—	495	65
Income tax paid	8	(55,815)	(84,575)	(32,121)
Withholding tax paid		(8,100)	(18,000)	—
Net cash flows generated by operating activities		615,767	845,490	928,673

Cash Flows Related to Investing Activities
Additions of property, plant and equipment		(199,534)	(168,762)	(132,229)
Drawdowns, interest and capital payments from equity accounted joint venture		(157)	(37)	(468)
Net cash flows used in investing activities		(199,691)	(168,799)	(132,697)

Cash Flows Relating to Financing Activities
Payment of dividends		(1,396,900)	(481,000)	(280,500)
Cash repatriation fees paid	7	(44,351)
Increase in overdraft		20,341	—	—
Lease repayments		(14,350)	(20,530)	(20,753)
Interest paid on lease liabilities		(4,310)	(4,035)	(3,182)
Net cash outflows used in financing activities		(1,439,570)	(505,565)	(304,435)
Net increase in cash and cash equivalents		(1,023,494)	171,126	491,541
Cash and cash equivalents at the beginning of the year		1,115,359	944,233	452,692
Cash and cash equivalents at the end of the year		91,865	1,115,359	944,233

The accompanying notes form part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment in marketable securities classified as fair value through other comprehensive income. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and judgements. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2.

Disclosures in respect of the years ended December 31 2021 and 2020 are presented as have been previously reported, with the exception of certain disclosures in note 9 which have been revised to reflect the correct usage of the assets at the end of those years. During the year, the company identified fully depreciated assets which were decommissioned in 2021 and assets which were presented as Assets Under Construction and were actually in use. The disclosures in note 9 have been updated to reflect these errors. There is no impact on the primary statements as the decommissioned assets were fully depreciated and the associated depreciation with the Assets Under Construction has been deemed as immaterial. Please refer to note 9 for further details and amounts revised.

NEW STANDARDS AND INTERPRETATIONS APPLIED
The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to 1 January 2022 which have been adopted by the Group for the first time this year, and had an immaterial or no impact.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW STANDARDS AND INTERPRETATIONS APPLIED (CONTINUED)

Effective period commencing on or after
Amendments to Existing Standards
IFRS 3, IAS 16 and IAS37	Amendments to IFRS 3: Business Combinations, IAS 16: Property, Plant and Equipment and IAS 37: Provisions, Contingency Liabilities and Contingency Assets	01-Jan-22
IFRS 1, IFRS 9, IFRS 16 and IAS 41	Annual Improvements to IFRS (2018-2020 Cycle)	01-Jan-22

Certain new standards, amendments and interpretations to existing standards have been published and are relevant to the Group’s activities and are mandatory for the Group’s accounting periods beginning 1 January 2023, or later periods and which the Group has decided not to early adopt. These include the following, and are not expected to have any material impact:

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

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONSOLIDATION
The consolidated financial statements includes the financial statements of the Company, its subsidiaries and the Company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

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

NON-CONTROLLING INTERESTS
The Group initially recognises any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets. The group has not elected to take the option to use fair value in acquisitions completed to date.

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

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Stripping costs
In surface mining operations, the Group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured and capitalised until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the Group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
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

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Depreciation and amortisation
Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis by using ounces produced to calculate depreciation.

Depreciation and amortisation are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated contained ounces in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM (Life of Mine) plan that benefit from the development and are considered probable of economic extraction. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves and the portion of resources reflect estimated quantities of economically recoverable reserves and resources, which can be recovered in the future from known mineral deposits. Life of mine contained reserves and resources are used in the contained ounces units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortisation charges. Depreciation of construction and development costs commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the Group’s engineers.

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

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories include ore stockpiles, gold in process and doré, and supplies and spares and are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the Group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 3g/t with a marginal ore cut-off grade of 0.5g/t.

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

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL LIABILITIES

Loans and borrowing
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of comprehensive income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. During 2022, the Group entered into a number of short term financial arrangements with banks in relation to the cash repatriation mechanism which were repaid during the year. Costs related to these arrangements are included in Finance Costs in the statement of profit or loss and other comprehensive income and financing activities in the cash flow statement.

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

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

During the year, Kibali Goldmines S.A., a subsidiary of Kibali (Jersey) Limited established a mechanism for the repatriation of cash from the DRC. This resulted in bank arrangement fees of $44.3 million which have been presented as Cash repatriation fees within Finance Costs. Please refer to note 7 for more details.

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

The judgements and estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

Judgements:
•Democratic Republic of Congo (DRC) 2018 Mining Code
•Value Added Tax (TVA)
•Exploration and evaluation expenditure
•Customs claim

Estimates:
•Carrying values of property, plant and equipment
•Open cast mine stripping
•Determination of Ore reserves
•Capitalisation and depreciation
•Gold price assumptions
•Future rehabilitation obligations
•Stockpiles, gold in process and product inventories

JUDGEMENTS:

DEMOCRATIC REPUBLIC OF CONGO (DRC) 2018 MINING CODE

In the DRC, the 2018 Mining Code and related amended Mining Regulations came into effect during the first half of 2018 and removed fiscal stability protections under the 2002 Mining Code and introduced a series of potentially significant adverse changes to tax legislation. Kibali has taken legal advice and has been exploring all options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received regarding fiscal stability. Without prejudice to its rights under the stability protections Kibali is currently paying the additional taxes, of $13.6 million (2021: $11.4 million) (2020: $8.6 million),as per the 2018 mining code, while it engages with government. Continued engagement with government has resulted in the submission of an application for a number of exemption and waivers in terms of Article 220 of the 2018 law as part of the group’s efforts to reach a mutually acceptable way forward. Article 220 affords benefits to mining companies in landlocked infrastructural challenged provinces, such as where Kibali is located.

VALUE ADDED TAX (TVA)

Included in trade and other receivables (refer to note 12) is a recoverable TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$191.2 million (2021: US$163.2 million) (2020: US$153.7 million) owing by the fiscal authorities in the DRC. The Group continues to seek recovery of TVA in the DRC, in line with the Mining Code. The carrying value of the receivable has been assessed considering factors such as the level of receipts and tax offsets in the period and to date, the impact of the settlement agreement reached in prior years, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgement exists in assessing recovery of these receivables as whilst the TVA balance is considered collectible, uncertainty exists regarding the timing of receipts and offsets.

During 2020, the DRC Government indicated that offsets and cash repayments would be suspended as a result of liquidity constraints due to the global COVID-19 pandemic. Kibali has not received any cash repayments or offsets since 2019.

2. KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

JUDGEMENTS (CONTINUED):

VALUE ADDED TAX (TVA) (CONTINUED)

Given the continued delays in recovery, the outstanding receivable was discounted by US$62.2 million (2021: US$57.3 million) (2020: US$50.1 million) which required estimates as to the timing of future receipts and the level and timing of future offsets with reference to relevant taxes forecast under the mine plan, historical levels and other factors. The increase in the year was based on a probability weighted scenario analysis that takes into account numerous recoverability profiles, following the DRC Government’s decision in July 2020 to suspend offsets and cash repayments. A discount rate of 10.34% (2021: 7.88%) (2020:7.33%) was applied to both the expected cash receipts and the amounts forecasted to be recovered through offsetting across all scenarios in the assessment. Within the scenarios, Management have assumed varying periods of delay in offsets, and have included staggered recovery profiles which reflects management’s best estimates. A 1% increase/decrease in the discount rate will increase/decrease the provision by US$5.3 million/US$5.4 million (2021: US$6.1 million/US$6.3 million) (2020: US$4.1 million/US$7.1 million). Applying additional weighting based on management assessment of likelihood to the staggered recovery profiles would increase the provision by US$6.4 million (2021: US$7.8 million) (2020: US$1.4 million).

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

ESTIMATES:

CARRYING VALUES OF PROPERTY, PLANT, EQUIPMENT AND MINERAL PROPERTIES

The Group assesses at each reporting period whether there is any indication that these assets may be impaired (refer to note 9 and 10). If such indication exists, the Group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine and operating plans. The Future cash flows are based on estimates of:
•The quantities of the proven and probable reserves and certain limited ore resources being those for which there is a high degree of confidence in economic extraction;
•Future production levels;
•Future commodity prices; including oil forecast at US$70bbl (2021: US$70bbl) (2020: US$65bbl);
•Future cash cost of production and capital expenditure associated with extraction of the reserves and certain limited ore resources in the approved mine plan;
•Future gold prices – a gold price curve was used for the impairment calculations starting at a US$1 700/oz gold price (2021: US$1 700/oz) (2020: US$1 700/oz). A gold price of US$1 700/oz was used for the 2023 year (2024: $1 650) (2025: $1 600) (thereafter at US$1 550/oz)
•A real discount rate equivalent to 6.6% (2021: real 8.6%) (2020: real 10.3%).

No reasonably possible changes to these assumptions will lead to an impairment

2. KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

ESTIMATES (CONTINUED):

OPEN CAST MINE STRIPPING

The Group capitalises costs, associated with stripping activity, to expose the orebody, within mining assets. Judgement is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgement over the eligible costs. The Group capitalised US$33.6 million (2021 US$36.5 million) (2020: US$12.2 million) to stripping assets with a net book value of US$53 million (2021: US$11.4 million) (2020: US$19.1 million). The capitalised stripping costs relate to four open cast satellite pits Aerodrome, KCD, Sessenge and Gorumbwa. The Group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgement as to the relevant section of the orebody for depreciation.

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

2. KEY ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

ESTIMATES (CONTINUED):

CAPITALISATION AND DEPRECIATION (CONTINUED)

Judgement is required in determining the point at which assets under construction at Kibali begin commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in Note 1 and during 2015 Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgement is applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgement was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimisation calculation:
    2022    2021    2020
US$/oz    1 3002    1 2003    1 2004

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value using a real risk free rate of 1.73% (2021: 0%) (2020: 0%) per annum, with cash flows adjusted for a market risk rate of 10% (2021: 10% ) (2020: 10% ) being the prevailing risk free interest rates at the time. The majority of expenditure is expected to be incurred at the end of the mine life. The Group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation (when nominal discount rate used).

For further information, including the carrying amounts of the liabilities, refer to Note 17. A 0.25% change in the discount rate on the Group’s rehabilitation estimates would result in an impact of US$0.8 million (2021: US$1.0 million at 0.25% real) (2020: US$1.0 million at 0.25% real) on the provision for environmental rehabilitation, and an impact of US$0.1 million (2021: US$0.2 million) (2020: US$0.2 million) on the statement of comprehensive income.

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

2 A gold price range of US$1 300 to US$1 600/oz was used, pit dependant, with the majority (75%) at $1 300/oz
3 A gold price range of US$1 200 to US$1 500/oz was used, pit dependant, with the majority (75%) at $1 200/oz
4 A gold price range of US$1 000 to US$1 300/oz was used, pit dependant, with the majority (85%) at $1 200/oz

3. REVENUE

The Company has disaggregated revenue into various categories in the following table, which is intended to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic date.

	31 Dec 2022 US$’000	31 Dec 2021 US$’000	31 Dec 2020 US$’000
Primary geographic market
Democratic Republic of Congo	1,328,306	1,469,221	1,440,328
	1,328,306	1,469,221	1,440,328
Product type
Gold doré	1,325,380	1,465,793	1,437,297
Silver	2,926	3,428	3,031
	1,328,306	1,469,221	1,440,328
Timing of transfer of goods
Point in time	1,328,306	1,469,221	1,440,328
	1,328,306	1,469,221	1,440,328

4. OTHER INCOME AND EXPENSES

	31 Dec 2022	31 Dec 2021	31 Dec 2020
	US$’000	US$’000	US$’000
Other Income:
Other income	—	147	169
Net foreign exchange gains	82	741	2,035
Dividend Received	457	320	—
	539	1,208	2,204

The total other income is not considered to be part of the main revenue generating activities and as such the Group presents this income separately from revenue.

4. OTHER INCOME AND EXPENSES (CONTINUED)

	Note	31 Dec 2022	31 Dec 2021	31 Dec 2020
		US$’000	US$’000	US$’000
Other Expenses:
Management Fee	25	7,036	6,216	4,667
COVID-19 specific costs		1,030	35	18,608
Other expenses		38,762	18,644	—
Provision for impairment against TVA receivable and related expenses		5,950	8,351	14,202
		52,778	33,246	37,477

The US$1 million (2021: $0.035 million) (2020: $18.6 million) relates to COVID-19 specific costs, notably laboratory testing facilities on the mine, personal protective equipment for staff and local area, donations, a local medical clinic and testing center.

Included in other expenses for 2022 are $8.8 million for fees paid under protest, $11.7 million relating to provision for other fiscal expenses, $7.1 million relating to various community contributions and projects, $1.1 million relating to the funding provided to support the Garamba National Park as well as cost for the rhino introduction project and $8.3 million relating to other taxes and penalties paid.

Included in other expenses for 2021, are $4.4 million community contribution fees, $3.9 million bank fees on dividends, $3.6 million community resettlement program, $2.8 million environmental tax, $1.1 million social expenditure and $2.0 million legal related

5. MINING AND PROCESSING COSTS

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Mining and processing costs comprise:
Mine production costs	316,880	264,556	249,395
Movement in production inventory and ore stockpiles	(11,871)	(15,340)	2,924
Depreciation and amortisation	207,813	243,958	241,311
Other mining and processing costs	161,197	194,912	176,508
	674,019	688,086	670,138

6. EXPLORATION AND CORPORATE EXPENDITURE

	31 Dec 2013	31 Dec 2012	31 Dec 2011
	2022	2021	2020
	US$’000	US$’000	US$’000
Exploration and corporate expenditure comprise:
Exploration expenditure	3,452	4,214	4,295
Corporate expenditure	3,343	1,634	1,979
	6,795	5,848	6,274

7. FINANCE INCOME AND COSTS

	31 Dec 2012	31 Dec 2012	31 Dec 2011
	2022	2021	2020
	US$’000	US$’000	US$’000
Finance income comprise:
Interest received – loans and receivables	3,513	3,277	2,664
Bank interest	1,674	2,341	4,248
Total finance income	5,187	5,618	6,912

Finance costs comprise:
Interest expense on finance lease	(4,830)	(5,428)	(4,869)
Interest paid on overdrafts	—	—	(1,215)
Unwinding of discount on provisions for Rehabilitation	(735)	(485)	(376)
Cash repatriation fee	(44,352)	—	—
Total finance costs	(49,917)	(5,913)	(6,460)
Net finance (costs)/income	(44,730)	(295)	452

8. INCOME TAXES

		31 Dec	31 Dec	31 Dec
		2022	2021	2020
		US$’000	US$’000	US$’000
Current taxation		47,993	55,671	57,834
Deferred taxation	11	99,853	107,044	99,256
Withholding tax		8,100	18,000	—
		155,946	180,715	157,090

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the Group’s main operations. Withholding tax arose from the dividend payment made from Kibali Goldmines SA to Moto (Jersey) 2 Limited and Kibali (Jersey) Limited.

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Profit before tax	488,208	674,353	661,787
Tax calculated at the DRC standard tax rate of 30%	146,462	202,306	198,537
Withholding tax	8,100	18,000
Reconciling items:
Exempt income	(24,070)	(56,141)	(54,694)
Non-deductible costs	25,454	16,550	13,247
Taxation charges	155,946	180,715	157,090

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. Kibali has losses for deduction against future mining income which are offset by accelerated capital allowances on property, plant and equipment. Kibali (Jersey) Limited’s estimated tax deductions carried forward at 31 December 2022 amounted to US$166.8 million (2021: US$285.6 million) (2020: US$355.7 million) at the tax rate of 30% which are reduced by accelerated capital allowances to result in a net deferred tax liabilities being recorded for the financial years reported. In the current year, the group has a deferred tax liability of US$296.5 million. In addition, withholding tax arose from the dividend payments from Kibali Goldmines SA to Kibali (Jersey) and Moto (Jersey) 2 Limited.

9. PROPERTY, PLANT AND EQUIPMENT

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Mine properties, mine development costs and mine plant facilities and equipment
Cost
Balance at the beginning of the year	3,118,076	3,161,305	3,004,474
Additions	214,765	177,331	156,831
Disposals *	—	(220,560)	—
Balance at the end of the year	3,332,841	3,118,076	3,161,305

Accumulated depreciation
Balance at the beginning of the year	(1,306,785)	(1,314,559)	(1,111,627)
Depreciation charged for the year	(181,072)	(212,786)	(202,932)
Disposals *	—	220,560
Balance at the end of the year	(1,487,857)	(1,306,785)	(1,314,559)

Net book value	1,844,984	1,811,291	1,846,746

* 31 December 2021 presentation has been revised to retrospectively present the disposal of $220.6 million of fully depreciated plant and equipment during that year.

Long-lived assets and development costs
Included in plant and equipment are long-lived assets and development costs which are amortised on a units of production basis as detailed in note 2 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was US$1 447 million at 31 December 2022 (2021: US$1 583 million) (2020: US$1 708 million). The value of assets under construction included in plant and equipment that are not depreciated is US$339 million (2021: US$271.2 million (revised from $294.0 million previously presented)) (2020: US$209.7 million (revised from 232.5 million previously presented)). Revisions to amounts previously presented as assets under construction reflect adjustments for items which were retrospectively identified as being in use at the respective dates during 2022, as disclosed in note 1. Refer to note 2 for judgements applied with regards to stripping assets.

Short-lived assets
Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was US$289 million at 31 December 2022 (2021: US$167.1 million) (2020: US$75.9 million).

Decommissioning asset
A decommissioning asset has been recognised relating to the rehabilitation liability to the value of US$9.1 million (2021: US$15.5 million) (2020: US$17.2 million) (refer to note 17). Depreciation of the decommissioning asset commenced on 1 October 2013 when the Group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis (Refer to note 2).

Right of Use assets (ROU)
The net carrying amount of property, plant and equipment includes the following amount in respect of Right of Use asset, which also includes the KAS 1 Limited (“KAS”) assets. Refer to note 19.

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000

ROU Assets	52,076	45,449	46,175
	52,076	45,449	46,175

10. MINERAL PROPERTIES

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortisation
At the beginning of the year	(410,211)	(379,039)	(340,660)
Charge for the year	(26,740)	(31,172)	(38,379)
At the end of the year	(436,951)	(410,211)	(379,039)

Net book value	308,141	334,881	366,053

Mineral properties represent the amounts attributable to licence interest on the purchase of Moto Goldmines Limited (Moto) in 2009. The balance has been amortised over the life of mine on a unit of production basis since the Group commenced commercial production on 1 October 2013.

11. DEFERRED TAXATION

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	(196,654)	(89,610)	9,647
Statement of comprehensive income charge (Refer to note 8)	(99,853)	(107,044)	(99,256)
At the end of the year	(296,507)	(196,654)	(89,609)

Deferred taxation comprise the following:
Tax losses	166,762	285,632	355,742
Accelerated capital allowances	(463,269)	(482,286)	(445,351)
Net deferred tax liability	(296,507)	(196,654)	(89,609)

12. TRADE AND OTHER RECEIVABLES

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000

Advances to contractors	—	225	608
Trade receivables (refer to note 25)	60,692	22,805	1,202
Prepayments and other receivables	65,892	34,302	36,050
Loan to SOKIMO (refer note 25)	28,010	25,897	23,933
TVA receivable	191,191	163,193	153,674
	345,785	246,422	215,467
Less: Non-current portion
Loan to SOKIMO (refer to note 25)	28,010	25,897	23,933
Drilling down payment	1,644	3,417	8,161
TVA Receivable	191,191	163,193	153,674

	220,845	192,507	185,768

Current portion	124,940	53,915	29,699

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA receivables and TVA and duties on fuel balances have been discounted with a provision of US$62.2 million (2021: US$57.3 million) (2020: US$50.1 million) recognised. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Company does not hold any collateral as security. Refer to note 21 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable under the Mining Code once submissions are approved. All amounts in current trade receivables have been received post year end. The Group continues to seek recovery of TVA in line with the Mining Code. Judgement exists in assessing recovery of this amount. No amounts are expected to be recovered in 2023. See note 2 for further detail.

The loan to SOKIMO bears interest at 8% and the loan and interest will be repaid through future dividends declared by Kibali Goldmines SA in accordance with the loan agreement.

The balance of “prepayments and other receivables” includes loans to related parties of US$21.1 million (2021: US$ 1.8 million) (2020: US$0.2 million). These loans have no terms of repayment. All non-current receivables are due after 12 months. The movement in the loan is disclosed as a non-cash movement as it relates to management fees and intercompany charges which are unpaid at the balance sheet date.

13. INVENTORIES AND ORE STOCKPILES

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Gold on hand	11,409	4,244	6,878
Consumables stores	55,376	82,417	72,544
Ore stockpiles	26,678	15,744	40,620
Gold in process	2,618	5,546	7,320
	96,081	107,951	127,362
Less: Non-current portion
Ore stockpiles	20,160	—	36,875

Current portion	75,921	107,951	90,487

All inventory and ore stockpiles are stated at the lower of cost or net realisable value.

14.    SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 10 000 (2021: 10 000) (2020: 10 000) for the total value of US$10 000 (2021: US$10 000) (2020: US$10 000). All issued shares are fully paid. The total number of issued shares at 31 December 2022 was 4 648 shares (2021: 4 648) (2020: 4 648).

Barrick Gold (Kibali) Limited (Barrick) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4 648 outstanding ordinary shares.

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Movement in the number of ordinary shares outstanding:
Balance at 1 January	5	5	5
Shares issued	—	—	—
Balance at 31 December	5	5	5

Movement in share premium:
Balance at 1 January	2,523,612	2,523,612	2,523,612
Reclassification	(400,000)	—	—
Balance at 31 December	2,123,612	2,523,612	2,523,612

The reclassification relates to a transfer from share premium to retained earnings to ensure sufficient distributable reserves.

15.    NON-CONTROLLING INTEREST

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000

Balance at 1 January	68,110	55,743	23,579
Non-controlling interest in results of Kibali Goldmines SA	25,930	32,367	32,164
Dividend paid	(9,000)	(20,000)	—
Balance at 31 December	85,040	68,110	55,743

The non-controlling interest represents the 10% interest SOKIMO has in Kibali Goldmines SA, which is a subsidiary of Kibali (Jersey) Limited.

This dividend paid represents the SOKIMO portion of the dividends paid to Moto (Jersey) 2 Limited and subsequently flows through Moto (Jersey) 1 Limited and Kibali (Jersey) Limited.

See summarised financial information for Kibali at note 20.

16.    LOANS, BORROWINGS AND LEASE LIABILITIES

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Non-current
Lease liabilities	51,045	41,839	50,457
	51,045	41,839	50,457
Current
Lease liabilities	12,507	13,909	14,674
Loan from the Group (refer to note 25)	21,301	1,839	—
Bank account in overdraft	21,997	1,656	—
Total loans and borrowings	106,850	59,243	65,131

Lease liabilities
The lease liabilities mainly consist of KAS, in respect of the equipment, which has been transferred to the Group under a previous instalment sale agreement, as well as leases related to the oxygen plant and other minor plant components. Refer to note 9 and note 19 for lease asset disclosures and further details on the lease liabilities respectively.

Loan – Barrick
Barrick, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Group. The loan bears no interest and is repayable on demand.

17.    PROVISION FOR REHABILITATION

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Balance at 1 January	29,626	29,167	25,516
Unwinding of discount	735	485	376
Change in estimates	(6,532)	(26)	3,275
Total rehabilitation	23,829	29,626	29,167

Current rehabilitation liability	596	600	803
Non-Current Liability	23,233	29,026	28,364
The provisions for rehabilitation costs include changes in estimates and have been discounted to their present value at 1.73% (2021: 0%) (2020: 0%) per annum, being an estimate equivalent to the real risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The Group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM (Refer to note 2) which, at the date of these consolidated financial statements, is 2037 (2021: 2034) (2020: 2033) for Kibali gold mine.

18.    TRADE AND OTHER PAYABLES

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000

Trade payables	34,452	30,764	19,984
Payroll and other compensations	8,871	7,711	8,839
Accruals and other payables	61,492	58,634	38,058
	104,815	97,109	66,881

Accruals and other payables include retention, in respect of contracts with suppliers, of US$1.7 million (2021: US$0.5 million) (2020: US$0.2 million).

Trade and other payables are all due within 120 days.

19.    LEASES

Right of use assets

Description	31 Dec 2022 US$’000	31 Dec 2021 US$’000	31 Dec 2020 US$’000
Carrying amount – beginning of the year	45,449	46,175	26,503
Additions	21,757	6,519	28,389
Impact of modifications	—	3,235	—
Depreciation	(23,510)	(10,480)	(8,717)
Carrying value – end of year	43,696	45,449	46,175

The right of use asset is measured under the cost model

Lease Liabilities

Description	31 Dec 2022 US$’000	31 Dec 2021 US$’000	31 Dec 2020 US$’000
As at 1 January	55,748	65,131	54,926
Additions	21,757	6,519	28,389
Impact of modifications	—	3,235	—
Interest expense	4,830	5,428	4,869
Lease payments	(18,660)	(24,565)	(23,935)
Foreign exchange movements	(123)	—	882
As at 31 December	63,552	55,748	65,131

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

20.    SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey
US$’000	Kibali Goldmines SA	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2022
Profit and loss
Total revenue	1,328,306	—	—	1,328,306
Mining and processing costs excluding Depreciation	(468,327)	—	2,121	(466,206)
Depreciation and amortisation	(185,019)	(427)	(22,367)	(207,813)
Mining and processing costs	(653,346)	(427)	(20,246)	(674,019)
Royalties	(62,472)	—	—	(62,472)
Exploration and corporate expenditure	(3,452)	(3,343)	—	(6,795)
Other (expenses)/income and JV profit	(56,903)	4,821	—	(52,082)
Finance costs	(152,079)	(35,073)	137,236	(49,916)
Finance income	3,700	12,664	(11,178)	5,186
Profit before income tax	403,754	(21,358)	105,812	488,208
Income tax expense	(147,846)	(8,100)	—	(155,946)
Net profit for the year	255,908	(29,458)	105,812	332,262

Capital expenditure	214,765	—	—	214,765
Total assets	2,685,504	2,171,491	(2,143,571)	2,713,424
Total liabilities	(1,708,355)	(289)	1,176,642	(532,002)

Year ended 31 December 2021
Profit and loss
Total revenue	1,469,221	—	—	1,469,221
Mining and processing costs excluding depreciation	(446,175)	—	2,047	(444,128)
Depreciation and amortisation	(237,215)	(1,911)	(4,832)	(243,958)
Mining and processing costs	(683,390)	(1,911)	(2,785)	(688,086)
Royalties	(68,704)	—	—	(68,704)
Exploration and corporate expenditure	(4,346)	545	(2,047)	(5,848)
Other expenses and JV profit	(31,831)	(104)	—	(31,935)
Finance costs	(198,660)	(1)	192,748	(5,913)
Finance income	4,099	12,697	(11,178)	5,618
Profit before income tax	486,389	11,226	176,738	674,353
Income tax expense	(162,715)	(18,000)	—	(180,715)
Net profit/(loss) for the year	323,674	(6,774)	176,738	493,638

Capital expenditure	177,331	—	—	177,331
Total assets	3,586,931	3,397,061	(3,346,301)	3,637,691
Total liabilities	(2,789,133)	(3,336)	2,401,743	(390,726)

20. SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey
US$’000	Kibali Goldmines SA	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended 31 December 2020
Profit and loss
Total revenue	1,440,328	—	—	1,440,328
Mining and processing costs excluding depreciation	(429,949)	—	1,122	(428,827)
Depreciation and amortisation	(232,804)	(2,017)	(6,490)	(241,311)
Mining and processing costs	(662,753)	(2,017)	(5,368)	(670,138)
Royalties	(67,547)	—	—	(67,547)
Exploration and corporate expenditure	(6,173)	(101)	—	(6,274)
Other (expenses)/income and JV profit	(34,322)	409	(1,121)	(35,034)
Finance costs	(195,192)	—	188,732	(6,460)
Finance income	4,389	12,785	(10,262)	6,912
Profit before income tax	478,730	11,076	171,981	661,787
Income tax expense	(157,090)	—	—	(157,090)
Net profit for the year	321,640	11,076	171,981	504,697

Capital expenditure	156,831	—	—	156,831
Total assets	3,762,098	10,862,319	(11,101,207)	3,523,210
Total liabilities	(3,403,586)	(7,093,329)	10,208,034	(288,881)

21.    FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the Group is exposed to gold price, currency, interest rate, credit and liquidity risks. In order to manage these risks, the Group may enter into transactions which make use of on-balance sheet derivatives, but none were entered into in 2022, 2021 or 2020. The Group does not acquire, hold or issue derivatives for trading purposes. The Group has developed a risk management process to facilitate, control and monitor these risks.

Foreign exchange and commodity price risk
In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily Euro, British Pound, South African Rand, Congolese Franc and Australian Dollar). As a result, the Group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the Group does not enter into derivatives to manage these currency risks and none existed in 2022, 2021 or 2020. Generally, the Group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2022, 2021 and 2020. Gold sales are made in US dollars and do not expose the Group to any currency fluctuation risk. The Group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

21.    FINANCIAL RISK MANAGEMENT (CONTINUED)

	31 Dec 2022	31 Dec 2021	31 Dec 2020
	US$’000	US$’000	US$’000
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
•Congolese Franc (CDF)	(2,981)	2,189	313
•Euro (EUR)	419	4	82
•South African Rand (ZAR)	624	205	229
•British Pound (GBP)	47	199	7
•Australian Dollar (AUD)	249	500	418

Trade and other receivables includes balances denominated in foreign currencies. The TVA balance included in trade and other receivables amounts to $70M in CDF.

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

	Amount US$’000	Effective rate for the year
Cash and cash equivalents:
All less than 90 days (2022)	91,865	0.85%
All less than 90 days (2021)	1,115,359	0.70%
All less than 90 days (2020)	944,233	0.75%

21.    FINANCIAL RISK MANAGEMENT (CONTINUED)

Concentration of credit risk
In normal circumstances, the Group’s cash balances do not give rise to a concentration of credit risk because it endeavours to deal with a variety of major financial institutions wherever possible. For cash and equivalents, credit risk exposure equals the carrying amount on the balance sheet. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. Where possible, our cash and equivalents are held with AAA rated financial institutions. All cash balances under the Company’s control or joint control are free from assignment or other charges. Cash held in banks in the DRC by Kibali is subject to administrative steps prior to repatriation. At year-end, the group had US$56 million (2020: US$1 075 million) of cash in country, a decrease of US$1 019 million year on year. Management further assessed any expected credit losses, which was considered immaterial. In forming this assessment, the Company considered the history of the banking relationships, knowledge of the DRC economy and credit rating reports for the DRC banks to evaluate liquidity and any indications of increased credit risk associated with the institutions.

The Group applies IFRS 9 to measure expected credit losses for receivables and loans including other investments in joint ventures and loans to non-controlling interests, these are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold doré, the Group’s principal product, is produced in the DRC. The gold doré is refined and sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. Further, the Group is not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$191.2 million (2021: US$163.2 million; 2020: US$153.7 million) that was past due. Refer to note 2. This could result in credit risk for the Group.

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

21.    FINANCIAL RISK MANAGEMENT (CONTINUED)

	31 Dec 2022	31 Dec 2021	31 Dec 2020
	US$’000	US$’000	US$’000
Capital risk management
Borrowings, trade and other payables and lease liabilities (note 16 and 18)	211,666	154,696	132,012
Less: cash and cash equivalents	(91,865)	(1,115,359)	(944,233)
Net borrowings, trade and other payables and cash	119,801	(960,663)	(812,221)

Total equity	2,181,425	3,246,965	3,234,329
Total capital	2,301,228	2,286,302	2,422,911
Gearing ratio	5%	(42)%	(33)%

Maturity analysis
The following table analyses the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected Future interest payments
	US$'000	US$'000	US$'000
At 31 December 2022
Financial liabilities
Within 1 year in demand	104,815	8,240	4,088
Later than 1 year and no later than 5 years	—	64,934	7,413
Total	104,815	73,174	11,501

At 31 December 2021
Financial liabilities
Within 1 year in demand	97,109	11,502	2,407
Later than 1 year and no later than 5 years	—	39,649	4,029
Total	97,109	51,151	6,436

At 31 December 2020
Financial liabilities
Within 1 year in demand	66,881	12,121	2,553
Later than 1 year and no later than 5 years	—	50,340	117
Total	66,881	62,461	2,670

22.    CASH FLOW FROM OPERATIONS

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000

Profit before income taxation	488,208	674,353	661,787
Adjustments for:
Finance income (Note 7)	(5,187)	(5,618)	(6,912)
Finance cost (Note 7)	49,917	5,913	6,460
Share of profits of equity accounted joint venture	(157)	(103)	(239)
Depreciation and amortisation (Note 5)	207,813	243,958	241,311
Foreign exchange loss / (gain) (Note 4)	—	(741)	(2,035)
TVA write off agreement (Note 4)	—	—	1,462
Movement in discounting provision on TVA (Note 4)	5,950	8,351	12,740
	746,544	926,113	914,574
Effects of changes in operating working capital items
–Receivables	(96,962)	(26,214)	2,167
–Inventories	11,871	19,412	20,325
–Trade and other payables	14,447	24,933	19,804
Cash generated from operations	675,900	944,244	956,870

Other non-cash items include changes in rehabilitation provision of US$0.7 million (2021: US$0.5 million) (2020: US$2.6 million) and TVA offsets of nil (2021: US$ nil) (2020: US$ 4.9 million). Please refer to Note 4.

Cash flows relating to loans and borrowings within financing activities comprises the following movements in finance lease liabilities:

22. CASH FLOW FROM OPERATIONS (CONTINUED)

Cash flows relating to loans and borrowings within financing activities comprises the following movements in finance lease liabilities:

	Non-current	Current	Total
	loans and	loans and
	borrowings	borrowings
	US$’000	US$’000	US$’000

At 1 January 2020	45,328	11,105	56,433
Cash flows:
Lease repayments	—	(23,935)	(23,935)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2020	(15,825)	15,825	—
Interest and capital accrued	—	5,818	5,818
IFRS 16 lease additions	20,954	5,861	26,815
At 31 December 2020 [1]	50,457	14,674	65,131

At 1 January 2021	50,457	14,674	65,131
Cash flows:
Lease repayments	—	(24,565)	(24,565)
Non cash flows:
Loans and borrowings classified as non-current at 31 December 2021	(17,603)	17,603	—
Loan from Group (Note 16)	—	—	—
Interest and capital accrued	—	5,428	5,428
IFRS 16 lease additions	8,985	769	9,754
At 31 December 2021	41,839	13,909	55,748

At 1 January 2022	41,839	13,909	55,748
Cash flows:
Lease repayments	—	(18,660)	(18,660)
Overdraft (note 16)	—	20,341	20,341
Non cash flows:
Other movements	—	3,495	3,495
Loans and borrowings classified as non-current at 31 December 2022	(12,551)	12,551	—
Loan from Group (Note 16)	—	19,462	19,462
Interest and capital accrued	—	4,707	4,707
IFRS 16 lease additions and modifications	21,757	—	21,757
At 31 December 2022	51,045	55,805	106,850
1 Refer to note 18 and the consolidated cash flow statements.

23.    COMMITMENTS AND CONTINGENT LIABILITIES

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Capital expenditure contracted for at statement of financial position date but not yet incurred is:

Property, plant and equipment	24,637	28,157	22,227

23. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

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

Five of these claims, totalling $256 million, have been closed and we await closure minutes, before settling $4.5 million. However, discussions are ongoing on the remaining $83 million, dealing with a 1% service fee on gold sales, which is being claimed by two different departments. Based on discussions with the minister of finance we anticipate to settle for no more than $8 million and therefore a total provision of $12.5 million was raised for these customs matters. The provision of $12.5 million is booked within accruals and other liabilities.

24.     INVESTMENT IN JOINT VENTURE

Set out below is the summarised financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000
Summarised statement of financial position
Current assets
Cash and cash equivalents	5,384	3,485	1,630
Other current assets (excluding cash)	8,962	3,675	1,703
Total current assets	14,346	7,160	3,333

Other current liabilities (including trade payables)	(4,186)	(1,846)	(2,149)
Total current liabilities	(4,186)	(1,846)	(2,149)

Non-current
Assets	42,115	38,148	44,552
Financial liabilities	(51,748)	(43,249)	(45,248)
Net assets	527	213	488

Summarised statement of comprehensive income
Operating profit/(loss)	288	3	268
Interest income	3,139	3,167	3,562
Interest expense	(3,113)	(2,965)	(3,352)
Profit and total comprehensive income for the period	314	205	478

Dividends received from joint venture	—	480	131

Reconciliation of the summarised financial information presented to the carrying amount of the group's interest in KAS
Opening net assets at 1 January	213	488	141
Profit for the period	314	205	478
Dividends received	—	(480)	(131)
Closing net assets at 31 December	527	213	488
Interest in joint venture at 50.1%	264	107	244
Profit for the period at 50.1%	157	103	239

Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	25,990	21,669	23,096
Carrying value	26,254	21,776	23,340

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

25.    RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Barrick Gold (Holdings) Limited	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Barrick Gold (Kibali) Limited	Joint Venture partner
Barrick Gold (Congo) SPRL	Entity under common control (subsidiary of Barrick)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Barrick)
Société des Mines de Morila SA	Entity under common control (subsidiary of Barrick)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Barrick
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	US$’000	US$’000	US$’000

Related party transactions
Dividend paid to SOKIMO	9,000	20,000	—
Management fee paid to Barrick Gold (Holdings) Ltd	7,036	6,216	4,668
Refining fees to Rand Refinery (Pty) Limited	313	4,789	5,818
Interest income from SOKIMO	2,113	2,291	1,843
Shareholders interest received from KAS	1,400	1,469	1,494
Interest incurred to KAS on the finance lease liability	2,981	3,128	3,181

Amounts included in trade and other receivables owed from / (owing to) related parties
Rand Refinery (Pty) Limited	48,532	20,832	1,202
Loan to SOKIMO	28,010	25,897	23,933
Loan to Barrick Gold (Congo) SPRL	1,641	1,988	1,569
Loan to KGL Isiro SARL	208	202	172
Loan (from) / to Société des Mines de Loulo SA	(95)	—	(1)
Loan (from) / to Société des Mines de Tongon SA	(34)	(29)	(254)
Loan to Société des Mines de Gounkoto SA	1	1	1

Amounts included in other investment in joint venture owing by related parties
Loan to KAS	25,990	21,669	23,096
Loan to/(from) Barrick Gold (Holdings) Ltd	(21,301)	(1,839)	186
Finance lease liability with KAS	(44,690)	(35,187)	(41,524)

SOKIMO has a 10% interest in Kibali, a subsidiary of the group.

The key management personnel are considered to be the board of Kibali and Kibali (Jersey) Limited. None of the directors receive any remuneration for performing their director duties.

25. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

Rand Refinery (Pty) Limited (Rand Refinery) is an associate of AngloGold Ashanti. Kibali has incurred refining costs of US$0.3 million in the year (2021: US$4.8 million) (2020: US$5.8 million). US$1 328 million (2021: US$1 469 million) (2020: US$1 440 million) of gold and silver was sold by Rand Refinery under the contract with Kibali in which Rand Refinery is the stated agent.

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

Refer to notes 12 and 16 for the details of loans to and from related parties.

26.    SUBSIDIARIES

The consolidated financial statements include the results of the Company and all of its subsidiaries and jointly controlled entities at 31 December 2022. The Company, the principal subsidiaries and their interests are:

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

27. SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure or adjustment occurred.

28.    OTHER INFORMATION

The Company is a private company limited by shares, incorporated in Jersey with its registered office at 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands. The Company’s principal activity is the operation of the Kibali gold mine in the DRC.

Exhibits to Form 20-F

Exhibit Number	Description	Remarks

Exhibit 19.1	Memorandum of Incorporation of AngloGold Ashanti Limited (last amended 16 2022)	Filed herewith

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

Exhibit 19.4.1.1	Bonus Share Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.2	Long-Term Incentive Plan as amended on 27 March 2013	Incorporated by reference to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) furnished to the Securities and Exchange Commission on 10 April 2013

Exhibit 19.4.1.3	Deferred Share Plan of AngloGold Ashanti as amended on 20 February 2023	Filed herewith

Exhibit 19.4.4.1
Syndicated Multi-currency Revolving Credit Facility agreement dated 9 June 2022 with AngloGold Ashanti Holdings plc and AngloGold Australia Limited as borrowers and the Bank of Nova Scotia as facility agent and the financial institutions party thereto as lenders
Filed herewith

Exhibit Number	Description	Remarks

Exhibit 19.4.5.1	Employment contract of Alberto Calderon — Chief Executive Office	Incorporated by reference to Exhibit 19.4.5.6 to AngloGold Ashanti Limited’s Annual Report on Form 20-F (No. 001-14846) filed with the Securities and Exchange Commission on 30 March 2022

Exhibit 19.4.5.2	Employment contract of Kandimathie Christine Ramon — Chief Financial Officer (until 30 June 2022)	Incorporated by reference to Exhibit 99.1 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 4 May 2021

Exhibit 19.4.5.3	Employment contract of Ian Kramer — Interim Chief Financial Officer (with effect from 1 July 2022 until 31 December 2022)	Incorporated by reference to Exhibit 99.2 to AngloGold Ashanti Limited’s report on Form 6-K (No. 001-14846) filed with the Securities and Exchange Commission on 4 May 2021

Exhibit 19.4.5.4	Interim CFO appointment letter of Ian Kramer — Interim Chief Financial Officer (with effect from 1 July 2022 until 31 December 2022)	Filed herewith

Exhibit 19.4.5.5	Employment contract of Gillian Ann Doran —Chief Financial Officer (with effect from 1 January 2023)	Filed herewith

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

Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries	Filed herewith

Exhibit 19.12.1	Certification of Alberto Calderon as Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.12.2	Certification of Gillian Ann Doran as Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.15.1	Consent of Ernst & Young Inc., independent registered public accounting firm	Filed herewith

Exhibit 19.15.2	Consent of BDO LLP, independent registered public accounting firm	Filed herewith

Exhibit 19.15.3	Consent of Chairperson of the Mineral Resource and Mineral Reserve Leadership Team	Filed herewith

Exhibit Number	Description	Remarks

Exhibit 19.15.4	2022 Technical Report Summary, Geita Gold Mine, A Life of Mine Summary Report (including Consents of Qualified Persons)	Filed herewith

Exhibit 19.15.5	2021 Technical Report Summary, Obuasi, A Life of Mine Summary Report	Filed herewith

Exhibit 19.15.6	Consents of Qualified Persons for 2021 Technical Report Summary, Obuasi, A Life of Mine Summary Report	Filed herewith

Exhibit 19.15.7	2021 Technical Report Summary, Kibali Gold Mine, A Life of Mine Summary Report	Filed herewith

Exhibit 19.15.8	Consents of Qualified Persons for 2021 Technical Report Summary, Kibali Gold Mine, A Life of Mine Summary Report	Filed herewith

Exhibit 19.15.9	Letter from Ernst & Young Inc. to the Securities and Exchange Commission regarding a change in registrant's certifying accountant	Filed herewith

Exhibit 19.16	Mine Safety Disclosure	Filed herewith

Exhibit 19.17	Subsidiary Issuer of Guaranteed Securities	Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI LIMITED

/s/ G A Doran

Name	:	Gillian Ann Doran
Title	:	Chief Financial Officer
Date	:	17 March 2023

E - 1